Form 20-F
period 2021-12-31
AEGON NV
filed 2022-03-21
CIK 769218

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
-
FORM 20-F
-
(Mark One)
☐
  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR
☒
  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR
☐
  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from

to

OR
☐
  SHELL COMPANY REPORT PURS
U
ANT TO SECTION 13 OR 15(d) OF THE
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
+31-70-3445458
Jurgen.vanRossum@aegon.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares, par value EUR 0.12 per share	AEG	New York Stock Exchange
5.500% Fixed-to-Floating Rate Subordinated Notes due 2048	AG48	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act.
Not applicable
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
2,106,313,195 common shares and 568,839,440 common shares B
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
See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
☒
 Large accelerated filer
☐
 Accelerated filer
☐
 Non-accelerated filer
☐
 Emerging growth company
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards
†
provided pursuant to Section 13(a) of the Exchange Act.
☐
†
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards
Board to its Accounting Standards Codification after April 5, 2012.
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
☐
 Yes No
☒

Cross reference table Form 20-F

1	Identity of Directors, Senior Management and Advisers	n/a

2	Offer Statistics and Expected Timetable	n/a

3	Key Information

3A	[Reserved]	n/a

3B	Capitalization and indebtedness	n/a

3C	Reasons for the offer and use of proceeds	n/a

3D	Risk factors	67-71, 150-170, 319-341, 361-364

4	Information on the Company

4A	History and development of the Company	2-3, 8-26, 260-261, 404

4B	Business overview	295-318

4C	Organizational structure	2-3

4D	Property, plants and equipment	343

4E	Unresolved Staff Comments	n/a

5	Operating and Financial Review and Prospects

5A	Operating results	90-111

5B	Liquidity and capital resources	72-77, 191-192, 193-195, 225-226, 235-240, 345

5C	Research and development, patent and licenses etc.	n/a

5D	Trend information	8-26, 88-89,90-111

5E	Critical accounting estimates	149-150, 253-257

6	Directors, Senior Management and Employees

6A	Directors and senior management	36-40

6B	Compensation	49-66, 184-186, 262-264

6C	Board practices	32-35

6D	Employees	16, 21-22, 82, 178, 344

6E	Share ownership	32-35, 281-283

7	Major Shareholders and Related Party Transactions

7A	Major shareholders	33-35, 281-283

7B	Related party transactions	262-264

7C	Interest of experts and counsel	n/a

8	Financial Information

8A	Consolidated Statements and Other Financial Information	113-119, 284-290

8B	Significant Changes	n/a

9	The Offer and Listing

9A	Offer and listing details	346

9B	Plan of distribution	n/a

9C	Markets	346

9D	Selling shareholders	n/a

9E	Dilution	n/a

9F	Expenses of the issue	n/a

Aegon Annual Report on Form 20-F 2021

10	Additional Information

10A	Share capital	n/a

10B	Memorandum and articles of association	347-348

10C	Material contracts	350

10D	Exchange controls	350

10E	Taxation	351-354

10F	Dividends and paying agents	n/a

10G	Statement by experts	n/a

10H	Documents on display	405

10I	Subsidiary Information	n/a

11	Quantitative and Qualitative Disclosures About Market Risk	67-71, 72-77, 150-170

12	Description of Securities Other than Equity Securities	n/a

13	Defaults, Dividend Arrearages and Delinquencies	n/a

14	Material Modifications to the Rights of Security Holders and Use of Proceeds	n/a

15	Controls and Procedures	83-84

16A	Audit committee financial expert	44-45

16B	Code of Ethics	82

16C	Principal Accountant Fees and Services	355

16D	Exemptions from the Listing Standards for Audit Committees	n/a

16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	356

16F	Change in Registrant’s Certifying Accountant	n/a

16G	Corporate Governance	32-35

16H	Mine Safety Disclosure	n/a

16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	n/a

17	Financial Statements	Refer to Item 18

18	Financial Statements	113-279, 284-290

19	Exhibits	406

Aegon Annual Report on Form 20-F 2021

Contents

2	About Aegon

8	Our purpose

10	Our strategy and value creation

29	Governance and risk management

30	Boards and Governance

67	Risk and capital management

78	Regulation and compliance

85	Financial information

90	Results of operations

113	Financial statements

295	Business overviews

357	Non-financial information

358	Basis of preparation

360	Integration and monitoring

365	Regulation

371	Frameworks and initiatives

Welcome to Aegon’s 2021 Annual Report on Form 20-F

This is Aegon’s Annual Report on Form 20-F for the year ended December 31, 2021. The report outlines the challenges and opportunities facing our business today and how we address these through our purpose, vision, and strategy, to create long-term value for our stakeholders. The report also contains the 2021 consolidated financial statements and company financial statements of Aegon N.V. (from page 113).
This document contains Aegon’s Annual Report as filed on Form 20-F (also referred to in this document as ‘Annual Report’) with the United States Securities and Exchange Commission (SEC).
We have prepared the Annual Report on Form 20-F in accordance with requirements of the U.S. Securities and Exchange Commission and the International Financial Reporting Standards, as issued by the IASB.
Aegon prepares its consolidated financial statements in accordance with IFRS and with Part 9 of Book 2 of the Netherlands Civil Code for purposes of reporting with the U.S. SEC, including financial information contained in this Annual Report on Form 20-F. Aegon’s accounting policies and its use of various options under IFRS are described in note 2 to the consolidated financial statements.
Other than for SEC reporting, Aegon prepared its Annual Accounts under International Financial Reporting Standards as adopted by the European Union, including the decisions Aegon made with regard to the options available under International Financial Reporting Standards as adopted by the EU (EU-IFRS). EU-IFRS differs from IFRS in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk. Under EU-IFRS, Aegon applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU ‘carve out’ version of IAS 39. Under IFRS, hedge accounting for fair value macro hedges cannot be applied to mortgage loans and ineffectiveness arises whenever the revised estimate of the amount of cash flowsin scheduled time buckets is either more or less than the original designated amount of that bucket.
This information is prepared by revising the hedge accounting impacts that are applied under the EU ‘carve out’ version of IAS 39. Financial information under IFRS accordingly does not take account of the possibility that had Aegon applied IFRS as its primary accounting framework it might have applied alternative hedge strategies where those alternative hedge strategies could have qualified for IFRS compliant hedge accounting. These decisions could have resultedin different shareholders’ equity and net income amounts compared to those indicated in this Annual Report on Form 20-F.
A reconciliation between EU-IFRS and IFRS is included in note 2.1 to the consolidated financial statements.
Throughout this document, Aegon N.V. is referred to as either ‘Aegon’ or ‘the Company’. For the purposes of this report, ‘member companies’ shall mean, with respect to Aegon N.V., those companies consolidated in accordance with Dutch legislation relating to consolidated accounts.
References to ‘NYSE’ and ‘SEC’ relate to the New York Stock Exchange and the US Securities and Exchange Commission respectively. Aegon uses ‘EUR’ and ‘euro’ when referring to the lawful currency of European Monetary Union member states; ‘USD’ and ‘US dollar’ when referring to the lawful currency of the United States, and ‘GBP’, ‘UK pound’, and ‘pound sterling’ when referring to the lawful currency of the United Kingdom.
If you have comments or suggestions about this report, please contact our offices in The Hague, the Netherlands. Contact details may be found on page 404.

Aegon Annual Report on Form 20-F 2021 1

About Aegon

About Aegon
Aegon is an integrated, diversified, international financial services group. We offer investment, protection, and retirement solutions, always with a clear purpose:
Helping people live their best lives.
This commitment requires a sustainable, future-oriented business that actively considers all stakeholders, including our customers, employees, investors, partners, and society at large. Our roots date back almost 180 years to the first half of the 19 th
century. Our strategy is focused on three core markets (the United States, the United Kingdom, and the Netherlands), three growth markets (Spain & Portugal, Brazil, and China), and one global asset manager. Aegon is headquartered in The Hague, the Netherlands.

Number of customers

31.7

In millions

Women in senior management

34%

Weighted average carbon intensity[1]

490

Employee engagement score

68

Operating result

EUR 1,906

In millions

Free cash flow

EUR 729

In millions

Group Solvency II ratio

211%

Revenue-generating investments

EUR 1,024

In billions

Business overview
Aegon allocates capital toward profitable opportunities in its core and growth markets, and through Aegon Asset Management. As an international financial services group, we share capital, talent, knowledge, processes, and technologies across our different businesses. We derive our revenues and earnings from insurance premiums, investment returns, fees, and commissions.
We offer both direct and intermediary-assisted access to our products and services. For more complex and advanced services and products requiring tailored advice, we rely on a broad network of business partners that includes brokers, agents, banks, employee benefits consultants, and independent financial advisors. For simpler types of solutions, we are growing our direct distribution capabilities to engage with customers directly.

Aegon Annual Report on Form 20-F 2021 2

About Aegon

Aegon’s core markets

In the
United States
,
Aegon operates primarily under the Transamerica brand. Through employers, Transamerica’s Workplace Solutions division offers retirement plans, individual retirement accounts, voluntary employee benefits, and stable value solutions. Its Individual Solutions division offers life insurance, annuities, and mutual funds through third-party broker-dealers, banks, wire houses, independent financial planners, and agents. These products are also distributed through its affiliated retail distribution group.

In the
Netherlands,
Aegon mainly operates under the Aegon brand. Aegon the Netherlands focuses on life insurance, long-term savings, and pension and annuity solutions. The Workplace Solutions business focuses on new-style defined contribution pension solutions, associated disability services, and pensions administration. The company also operates a large mortgage origination business. Under the Knab brand, Aegon provides digital banking solutions with a focus on retail and self-employed customers.

In the
United Kingdom,
Aegon provides solutions for retirement, workplace savings, investing, and protection, all under the Aegon brand. Aegon UK accesses customers through wealth advisors as well as the workplace, and holds leading positions in the retirement and savings markets in both the workplace and retail segments.

Aegon’s growth markets
In
China,
Aegon participates in two different joint ventures, each with its own brand and market presence. Aegon owns a 49% stake in Aegon THTF Life Insurance Company, which offers life insurance solutions through a network of branches, primarily in eastern China, and develops multi-channel distribution capabilities. Aegon Asset Management owns 49% of Aegon-Industrial Fund Management Company, a Shanghai-based asset manager that offers mutual funds, segregated accounts, and advisory services.

In
Brazil,
Aegon has a 55% interest in Mongeral Aegon Group (MAG Seguros), the country’s third-largest independent life insurer. MAG Seguros offers individual protection solutions, ranging from life insurance and pension products to solutions in investments, pension funds, and pension management. Together with Banco Cooperativo do Brasil (Bancoob), MAG Seguros also operates a joint venture company dedicated to providing life insurance and pension products within the Sicoob, Brazil’s largest cooperative financial system.

In
Spain & Portugal,
Aegon has operated under the Aegon brand since 1980. In 2013, Aegon entered a strategic partnership with a 51% stake in a joint venture with Banco Santander to distribute life, health, and non-life insurance products through the bank’s network of branches. Distribution agreements are also in place with Liberbank. Aegon Spain’s own distribution channel offers life insurance, health insurance, and pension products.

One global asset manager
Aegon Asset Management is an active global investment business that manages and advises on assets of EUR 410 billion for a global client base consisting of pension plans, public funds, insurance companies (including Aegon’s subsidiaries), banks, wealth managers, family offices, and foundations. Aegon Asset Management is active in our core and growth markets, as well as in France, Germany, Hungary, and Japan.

Aegon’s operations in small and niche markets
Aegon operates a small number of businesses that are sub-scale or active in small or niche markets, which are managed with tight capital and with a bias to exit. They include Transamerica Life Bermuda, providing life insurance to high-net-worth individuals globally, as well as our digitally focused joint venture Aegon Life Insurance Company in India. In November 2020, Aegon announced the sale of its businesses in Hungary, Poland, Romania, and Turkey to Vienna Insurance Group AG Wiener Versicherung Gruppe. The closing of the sale is subject to regulatory approval.
Further information on our businesses can be found in the business overview section on page 295 of this report.

Aegon Annual Report on Form 20-F 2021 3

About Aegon

2021 milestones

♦	Transamerica ceases sales of variable annuities with significant interest-rate-sensitive riders, fixed index annuities, and standalone individual long-term care products.

♦	Aegon UK launches the Financial Wellbeing Index in partnership with the Initiative for Financial Wellbeing and Edinburgh University.

♦	To standardize its operating model and reduce costs, Aegon Asset Management (AAM) launches a program to reduce its IT complexity by approximately halving the number of systems it employs. AAM also creates a common front office platform and global portfolio risk environment, while shortening its client reporting from over five business days to between one and two business days.

♦	Aegon the Netherlands successfully prices a EUR 657 million residential-mortgage-backed securitization to further diversify its mortgage funding. The transaction is oversubscribed three times by investors.

♦	Aegon completes the divestment of Stonebridge, a UK-based provider of accident insurance products.

♦	Together with its joint venture partner, Aegon ceases funding of GoBear, a digital financial supermarket in Southeast Asia.

♦	Transamerica earns a score of 100% from the Human Rights Campaign Foundation on its annual Corporate Equality Index (CEI).
♦	Aegon UK acquires Pension Geeks, a business specializing in connecting people with their finances through innovative engagement techniques, communication, and events.

♦	The Hungarian Ministry of Interior denies the acquisition of the Aegon companies in Hungary by Vienna Insurance Group AG Wiener Versicherung Gruppe (VIG). Aegon and VIG jointly appeal this decision. For further details, see Q3 milestones on page 5.

♦	To achieve cost and capital efficiencies, Aegon combines its programs for purchasing corporate insurance into a single existing US-based unit and centralizes all retained risks.

♦	Transamerica completes the sale of its portfolio of fintech and insurtech companies to a fund managed and advised by private equity firm Montana Capital Partners.

♦	Aegon the Netherlands expands mortgage options to help customers finance energy-efficient home improvements.

♦	Together with the Aegon Transamerica Foundation in the United States, Aegon donates EUR 300,000 to support COVID-19 relief efforts in India.

♦	Aegon places second in responsible investment NGO ShareAction’s 2021 ranking of how leading global life and health insurers approach responsible investment and underwriting.

Aegon Annual Report on Form 20-F 2021 4

About Aegon

♦	To reduce financial market exposure and release capital, Transamerica launches a program offering certain variable annuity customers a lump-sum payment in return for surrendering their policies.

♦	Aegon the Netherlands ceases offering savings products to customers of its original savings bank, giving them the opportunity to transfer their funds to a Knab account or to another bank.

♦	The European Commission grants the competition law clearance for the acquisition of Aegon’s businesses in Central & Eastern Europe by VIG.

♦	The Budapest Metropolitan Court rejects a joint appeal by Aegon and VIG challenging the Ministry of the Interior’s decision to block the latter’s acquisition of Aegon’s Hungarian businesses. Subsequently, VIG and Aegon ask the Hungarian Supreme Court to review the ruling. VIG continued its dialogue with the Hungarian Ministry of Finance to clarify possibilities for a positive conclusion to the acquisition. In February 2022, VIG and the Hungarian government reached an agreement about a 45% participation of the Hungarian state in VIG’s and Aegon’s operations in Hungary.

♦	Aegon calls USD 250 million in perpetual capital securities in line with the target to reduce gross financial leverage.

♦	Aegon UK becomes a Living Wage Foundation accredited employer.
♦	Aegon commits to transitioning its general account investment portfolio to net-zero greenhouse gas emissions by 2050 and, in doing so, joins the Net-Zero Asset Owner Alliance.

♦	Aegon Asset Management becomes a signatory to the Net Zero Asset Managers initiative.

♦	Aegon Asset Management and Aegon UK partner with the Global Ethical Finance Initiative (GEFI) to introduce the new Aegon Global Sustainable Sovereign Bond Fund at ‘COP26’.

♦	Aegon becomes a signatory of the United Nations (UN) Global Compact, which calls upon companies to align on universal principles on human rights, labor, environment, and anti-corruption, and to advance societal goals.

♦	Transamerica expands its dynamic hedging program to the legacy variable annuities portfolio to stabilize economic cash flows and reduce economic sensitivities to equity and interest rate risks.

♦	Aegon reinsures an additional part of its longevity exposure in the Netherlands with Reinsurance Group of America, improving its risk profile.

♦	Transamerica reinsures a portfolio of universal life secondary guarantee policies with Wilton Re, which reduces its exposure to mortality risk and policies with a large face amount.

♦	Aegon maintains its position as leading third-party mortgage originator in the Netherlands, having originated EUR 10.9 billion worth of residential mortgages in 2021.

♦	Aegon’s Global Sustainable Equity Fund wins the 2021 UNCTAD Global Sustainable Fund Award.

Aegon Annual Report on Form 20-F 2021 5

About Aegon

CEO letter
The past year has been challenging in many ways, particularly as the ongoing COVID-19 pandemic has lasted longer than many people may have anticipated.

As a company, we are adjusting to this new reality, while also dealing with other far-reaching changes taking place around us. Looking back and reflecting on an eventful 12 months, I am pleased with the progress we have made together in difficult circumstances.
In 2021, my first full year as Chief Executive Officer of Aegon, our focus remained on creating value for our different stakeholder groups. To our shareholders and wider investor community, in particular, I am pleased to report clear headway with executing our new strategy. We have been working to build a more enduring, high-performance company, with a focus on three core markets, three growth markets, and one global asset manager. To realize our goals, we have been fully engaged in implementing a rigorous company-wide transformation program aimed at strengthening our operating performance.
More than two-thirds of our planned performance improvement initiatives have already been executed, and our focus on expense savings puts us on track to realize a significant reduction in addressable expenses by 2023. Furthermore, the growth initiatives being implemented are delivering positive results across our activities in our core and growth markets.
In 2021, we continued to invest in the expansion of our distribution network, while simultaneously improving the digital experience for our customers, advisers, and employers. This supported solid growth in our US Life business, together with record-high asset balances in our Dutch mortgage and defined contribution businesses. Meanwhile, net deposits for our UK platform turned positive. I can also point to the track record of our asset management business, which enjoyed a tenth consecutive year of positive third-party net deposits. There is still work to be done, though, including the need to attract more customers, for example to our US Workplace Solutions business.
On the back of our performance improvement initiatives, we have achieved an increase in our operating result, aided by increased fees from higher equity markets and positive contributions from business growth. These drivers were only partly offset by an adverse claims experience in the United States mainly due to COVID-19. We have also maintained a strong balance sheet by actively managing both our risks and our capital position.
Looking ahead to 2022, we will continue the rigorous execution of our performance improvement plan, building on what we have achieved so far. We are actively managing our risks and capital

1
Addressable expenses are expenses reflected in the operating result, excluding deferrable acquisition expenses, expenses in joint ventures and associates, and expenses related to operations in CEE countries.

Aegon Annual Report on Form 20-F 2021

About Aegon

position to maintain a robust balance sheet, as we navigate through the uncertainty created by the current geopolitical situation. The actions we have taken to improve our performance and improve our risk profile provide us with confidence in our ability to deliver on our 2023 financial targets.
Aegon’s responsibility to society
Our strategic objectives go beyond operational and financial performance. I understand the important role our company plays within wider society, and I acknowledge the increasing importance of sustainability for Aegon and its stakeholders.
In 2021, we continued to advance our approach to sustainability and responsible investing by further embedding these topics as central pillars within our strategy. We have established a Global Sustainability Board, supported by our Global Corporate Sustainability Team, to realize this goal and intensify our focus on company-wide sustainability targets.
Sustainability is a broad topic, of course, and dialogues with our stakeholders indicate two areas that should be at the forefront of our thinking in the coming years: climate change and inclusion and diversity. In November 2021, we decided to transition our general account investment portfolio to net-zero greenhouse gas emissions by 2050. To ensure progress toward this 2050 commitment, Aegon has set a clear medium-term target for 2025. Alongside this commitment, we are actively strengthening our inclusion and diversity efforts to help position us as a welcoming employer for underrepresented talent. I have been personally involved in exploring ways to further build inclusion and diversity into our talent pipelines, and in 2022 Aegon will appoint a Global Head of Inclusion & Diversity to address this important issue.
Moving closer to our customers and business partners
In 2021, we continued to expand and evolve our offerings to customers across our core and growth markets, with a focus on building close, personal connections. Many recent and ongoing initiatives have been prompted by the need to help people navigate the deep financial and personal impact of the pandemic.
However, I believe the steps we are taking to support our customers now will have positive benefits for our company and its stakeholders for many years to come.
Similarly, we are building closer relationships with our business partners and suppliers around the world to support our efforts to deliver value to our stakeholders. It is especially important that our partners share our values, and over the course of 2021, we continued to integrate specific sustainability criteria and requirements into our supplier selection, development, and ordering processes, as we work to develop a more sustainable supply chain.
Employee engagement top of mind
In a year of tremendous change, the recent period has been particularly transformative for Aegon’s workforce. Against the backdrop of the COVID-19 pandemic, we continue to closely monitor employee wellbeing and engagement amid the disruption taking place all around us. Based on feedback from our employees, we have introduced local initiatives and adapted our ways of working to help people cope with the dual pressures of work and COVID-19.
An unfortunate consequence of our transformation journey is that we have had to say goodbye to valued Aegon colleagues. I extend my respect and concern for those who are no longer employed at Aegon, and thank them for their invaluable contribution over the years. I realize that this has also been a difficult process for all members of our community, and I would like to thank those colleagues continuing with Aegon, too, for their resilience and their continued efforts during this journey.
Looking ahead with purpose
Over the past few months, we have taken time as a company to carefully consider our purpose, and reflect on what makes Aegon relevant to its customers, local communities, and wider society. This has been a valuable exercise: as people generally live longer and embark on non-linear life journeys, their financial behaviors and needs are changing. Aegon is adapting accordingly. We champion the opportunities offered by a longer, multi-stage life, and seek to support individuals, families, and employers as they move through the resulting changes.
This responsibility is at the heart of Aegon’s redefined purpose of
Helping people live their best lives
, which describes our focus on positive longevity, and how we seek to be a force for good for our customers and other stakeholders throughout their lifetimes. Renewing our purpose provides a common thread that will guide our vision and strategy. This process has also inspired Aegon’s new employee behaviors,
We tune in, We step up, We are a force for good
. These core behaviors will ensure our entire organization continues to work in unison to create value for our stakeholders. As I look ahead, our solidarity and togetherness will remain vitally important as we navigate new challenges in an increasingly uncertain world. Indeed, the weeks preceding the publication of this Annual Report saw the escalation of the aggression against Ukraine and its citizens. On behalf of Aegon, I want to express our support to everyone affected by this shocking and saddening situation, and to add our voice to international demands for an immediate cessation of violence.
Thank you to all our stakeholders for your continued contributions and commitment; I look forward to continuing our journey together in 2022 and beyond.

The Hague, the Netherlands, March 21, 2022 Lard Friese CEO of Aegon

Aegon Annual Report on Form 20-F 2021

Our purpose

Our purpose
As the lives of our customers become longer and more varied, at Aegon we strive to be a financial services company that gives people the confidence and flexibility to find their own way and contribute to a better world.

This ambition underpins our new company purpose,
Helping people live their best lives
. Our purpose shapes how we engage with and create value for our customers and wider stakeholder base. In turn, this provides the foundation for our vision and strategy, as well as for our business planning and decision-making.
Living and working in the age of longevity
Pensions and other financial services providers have traditionally based their customer propositions on a three-stage view of life. Broadly speaking, this involves individuals partaking in education up to the ages of 20 to 25, followed by a career of around 40 years and a short retirement of about 15-20 years. However, in recent decades, demographic, technological, and health trends have brought an end to the concept of the three-stage life. People everywhere are living longer, and many children born today can expect to live to 100 in developed countries. The World Bank forecasts the proportion of the global population aged 65 and over to nearly double from 9% in 2020 to 16% in 2050 (see Figure ‘Population aged 65 or above’ on page 9).
While the possibility of a 100-year life is a leap forward for humankind, it also presents a number of economic, social, and health challenges. As lifespans generally increase around the world, there is a need to rethink conventional, linear approaches to both work and life. An education gained before the age of 25 is unlikely to sustain an individual through a career spanning multiple decades. Meanwhile, supporting older people through a retirement of potentially 30 or more years is increasingly unsustainable from a societal perspective. According to the World Bank, the global age-dependency ratio (a metric used to measure the size of the working-age demographic relative to the total population) fell from a modern-day high of 77.1% in 1967 to 54.1% in 2020. This changing demographic landscape is putting increasing strain on state retirement systems.
However, longevity creates an extensive agenda for governments that goes beyond retirement with considerations, including education, vitality, the environment, and a range of broader social concerns. In particular, corresponding with the rapid increase in life expectancy, there is a growing awareness that our environment can no longer sustain our rampant consumption of resources.

Aegon Annual Report on Form 20-F 2021

Our purpose

A positive view on aging
The growth in life expectancies and the shift away from the traditional, linear life journey have long been top of mind within the pensions and financial services industry. However, the topic has too often been framed in a negative context. At Aegon, we believe an aging society can also be a healthy and productive society, and we view longevity as an opportunity for individuals and companies to rethink how they exist within society. Nearly half of all Fortune 500 CEOs are over the age of 60, while the elected leaders of more than 60 nations are in their seventies. The long-held association of aging with frailty and long periods of inactivity is being replaced by the expectation that the years after 60 can be the most rewarding.
Individuals are also taking advantage of their longer lifespans by finding new ways to have a positive impact on society and the environment. Similarly, Aegon sees longevity and sustainability as two sides of the same coin, as both issues create an extensive agenda for governments, businesses, and individuals. To champion the possibilities offered by a longer life and help improve quality of life and wellbeing for everyone, we need an approach founded on ESG factors that creates lasting value. Indeed, our recent engagements with our stakeholders have revealed two key strategic priorities: climate change, and inclusion and diversity. These topics are shaping our sustainability agenda.
Ensuring positive longevity
At Aegon, we can realize our purpose by helping our different stakeholder groups capture the opportunities offered by a longer, non-linear life journey. The advice, products, and services we provide help people accumulate and use their wealth throughout the different stages of life, take control of their finances, and adapt confidently to changing circumstances. We support our customers as they move jobs, start a family, take sabbaticals, save for the future, or buy a home. At the same time, we help them balance their financial priorities with other crucial assets, such as their health, social networks, and personal development.
The shift to a multi-stage life also has consequences for Aegon’s workforce, creating the possibility of an improved trade-off between work and leisure, career and family, and finances and health. As a responsible employer, we want to be at the forefront of this change, providing broad career opportunities, dynamic support for learning and development, and a purpose-led, inclusive culture that supports vitality.
More widely, we commit to helping society adapt to far-reaching demographic changes through our expertise, investment strategies, ESG commitments, and community investment programs. We also remain committed to investing responsibly. As an asset manager, we can make a difference by integrating longevity into our sustainability approach, and actively investing in companies that equip society to support longer lifespans.

1	For the world population (male plus female), measured in years.
Source World Bank database .
2	Source World Bank database .
Our business partners play an important role in delivering on our purpose. Together, we cultivate strong, respectful relationships, enabling them to provide the support our customers need to enjoy a long and fulfilling life.
Our investors are equally central to how we live our purpose as a company. We balance our efforts to generate stable, competitive returns for our shareholders and bondholders with our aim to have a positive impact on the world around us and our future society.

Aegon Annual Report on Form 20-F 2021

Our strategy and value creation

Our strategy and value creation
Our operating environment presents new challenges but also new opportunities. By taking steps to strengthen our business, we are adapting to this evolving landscape while playing a key role in shaping a thriving and sustainable society.

With our strategy, we are positioning Aegon to be a leader in investment, protection, and retirement solutions. We aim to build a resilient, future-fit business that can continue to add value to our customers, shareholders, and other stakeholders. Indeed, our strategy is not just about strengthening our operational and financial performance; we also seek to have a positive impact on society by balancing the financial objectives of our direct operations and investment activities with our sustainability ambitions.
Realizing our vision
As we work toward our vision to be a leader in investment, protection, and retirement solutions, we strive to create a well-managed, well-respected company that delivers value for all, including attractive, sustainable capital distributions to our shareholders. Realizing our future vision will involve building on our strengths today, including, first and foremost, the deep capabilities of our business, whereby we leverage our global expertise to operate trusted brands and leading retirement platforms.
Investment proposition

Aegon Annual Report on Form 20-F 2021

Our strategy and value creation

Aegon has strong foundations in advanced retirement and global asset management solutions, as well as in under-penetrated growth markets. Aegon is well positioned to benefit from favorable structural trends in its key markets, where demographic realities and low interest rates are requiring customers to save more. We also operate with an increasing presence in large growth markets such as China and Brazil.
Our base of 31.7 million customers provides a strong foundation for further growth. We have the global reach to deliver our propositions to our customers, who will increasingly benefit from more sophisticated and tailored digital services and advice. Our global, integrated asset management business is key to our continued success, offering the opportunity to grow our share of the overall assets under management over time.
Focusing our business portfolio
We are creating a more focused business portfolio to deliver success for us and our stakeholders as we move toward our vision. A central element of this approach is the reallocation of capital from our Financial Assets to our Strategic Assets in our three core markets, as well as our three growth markets, and Aegon Asset Management. We want to be seen as leading with contemporary propositions and outstanding, digitally enabled, customer service. The organization of Aegon’s core and growth markets is explainedin the next column.
In parallel, we own several businesses that are sub-scale or active in niche or small markets. These are managed with tight capital and with a bias to exit. For Transamerica Life Bermuda, for example, our focus is on products that are less interest-rate sensitive, as well as on actively managing the policies that are in force while reducing expenses. We have closed our traditional distribution channels in India in favor of our digital commerce partnerships, and we are exiting other sub-scale positions and ventures globally. In 2020, we reached an agreement with Vienna Insurance Group AG Wiener Versicherung Gruppe to sell our businesses in Central & Eastern Europe. The transaction is subject to regulatory approval.

Our portfolio
Aegon has narrowed its strategic focus to three core markets, three growth markets, and one global asset manager.
Core markets
We have three core markets – the United States, the Netherlands, and the United Kingdom – where we possess leading positions that we want to grow. Within our core markets, we distinguish between Strategic Assets and Financial Assets.
Strategic Assets
are businesses with a greater potential for an attractive return on capital, and where Aegon is well-positioned for growth. In these businesses, Aegon will invest in profitable growth by expanding its customer base and increasing its margins. These businesses are:

♦	United States: Individual Solutions (certain life insurance products, investment products, and mutual funds), and Workplace Solutions (middle-market retirement plans and voluntary employee benefits);

♦	The Netherlands: Workplace Solutions, mortgage origination, and banking;

♦	United Kingdom: Workplace and Retail platform business and protection.
Financial Assets
are blocks of business that are capital intensive with relatively low returns on capital employed. New sales for these blocks are limited and focused on products with higher returns and a moderate risk profile. We aim to maximize the value of these businesses through disciplined risk management and capital management actions. These businesses are:

♦	United States: Fixed and Variable Annuities with interest-rate-sensitive riders, and stand-alone long-term care;

♦	The Netherlands: term life, individual deferred annuities, and defined benefit group pensions.
Growth markets
Aegon focuses on three attractive growth markets – China, Brazil, and Spain & Portugal – that we will continue to access through our successful partnerships. Together with our partners, we will develop these businesses and capture the growth potential they provide while leveraging our global expertise and capabilities.
Aegon Asset Management
Aegon Asset Management (AAM) is an active global investment business with approximately EUR 410 billion assets under management. Leveraging our global brand and a global operating platform, AAM is active in our core and growth markets as well as in France, Germany, Hungary, and Japan.

Aegon Annual Report on Form 20-F 2021

Our strategy and value creation

Building on our strengths
We have identified several areas of our business in our different markets, together with corresponding actions, that will best contribute to profitable growth and create value for our customers, shareholders, and other stakeholders in the years ahead.
In the United States, the largest of our core markets, we aim to harness the current market dynamics that play into the historical strengths and presence of Transamerica. Our Workplace Solutions division is well positioned for growth in volume and earnings, and we will invest in growth with an enhanced focus on small and mid-sized employers. The Individual Solutions division will invest in selected individual life, accumulation, and investment products and leverage our strong distribution capabilities in this large market.
In the Netherlands, we plan to expand our capabilities in new-style, defined contribution pensions, and in mortgage origination, to support our growth ambitions. We are further expanding our position in the small and medium-sized enterprise (SME) and retail markets with our digital-only bank Knab.
In the United Kingdom, where we are market leader in workplace solutions and financial advice platforms, we aim to sharpen our competitive edge and improve the digital experience for customers, advisors, and employers.
We regard our global asset manager as an important contributor to realizing our strategy and we aim to advance its growth. We are moving toward a global new-technology platform to drive expenses down and make Aegon Asset Management more scalable and client focused.
In Aegon’s growth markets, we will continue to expand our businesses by making the most of the generous scale and untapped potential of these regions. Our strong local partnerships are key to this ambition. In Spain & Portugal, for instance, we have expanded our bancassurance partnership with Banco Santander following its acquisition of Banco Popular in 2020. We will invest further in China and Brazil, and generate growing volumes and earnings by expanding distribution and entering new pension markets.
Leveraging our capabilities
One of our most important resources is the deep knowledge and expertise of our employees around the world. We have a clearly defined workforce strategy and culture, through which we aim to preserve and develop our human and intellectual capital. Strong leadership is at the heart of this approach. In line with our new strategy, regular talent reviews now take place with every Aegon leader to ensure their competencies and skillsets directly support their assignment in their respective business unit. More widely, we are stepping up our efforts to develop our people, hire new talent where appropriate, and invest in execution capabilities and skills. Intensifying the organizational rhythm in this way allows Aegon to shift to a high-performance culture.
Our expertise and capabilities travel across our markets, as what works for one region or customer group can also work well in another. A key focus of our strategy is therefore to leverage business synergies across our company and our different markets. For example, the link between our Strategic Assets and our global asset manager is strong. Likewise, our asset management teams strive to deliver strong investment returns, to support the sound and effective management of the large back books of our Financial Assets. Clear strategies and decisive actions will make these connections even stronger and more powerful in the years ahead.
In addition, we are speeding up decision-making and installing clear accountabilities, moving to a concept of ‘accountability within a clear framework’. Within this new model, the Group outlines strategy, allocates capital, defines risk appetite, sets targets, and drives strategy implementation. In addition, we centrally determine functional mandates, set policies and frameworks, and provide shareholder services. Our business units develop local strategies and operating plans within the company’s strategic framework and ensure their implementation.

Aegon Annual Report on Form 20-F 2021

Our strategy and value creation

Maintaining a strong balance sheet
We make sure to maintain a strong balance sheet, so that we can focus our time and energy on increasing our return on capital and the return of capital to shareholders. We have a clear capital management policy in place that informs our capital deployment decisions. The capital deployment of the company is driven by the Cash Capital at Holding and is supported by reliable remittances from the units. To strengthen our balance sheet, reduce our risk profile, and make Aegon more resilient, we are reducing our gross financial leverage.
In 2021, Aegon continued to pursue a range of actions to strengthen its capital position and reduce the volatility of the company’s solvency ratios. To further reduce our risk exposure, we launched a lump-sum buy-out program for certain variable annuities policies, and we are implementing a rate increase program for long-term care policies. Furthermore, we have expanded the hedging of our legacy variable annuity block, which will allow us to more actively consider a broader range of options for this block of business. We have also reinsured an additional part of the longevity exposure in the Dutch Life insurance portfolio and a portfolio of universal life secondary guarantee policies in the US Life business, with both actions further improving the risk profile of the company.
Dividends are typically expected to grow in line with sustainable free cash flows. Additional capital deployment decisions will consider our deleveraging target, as well as planned management actions to improve and de-risk the company. Aegon seeks to return surplus cash flows to its shareholders over time, unless we invest it in value-creating opportunities, which are subject to strict financial and non-financial criteria.

Aegon Annual Report on Form 20-F 2021

Our strategy and value creation

Sustainability
At Aegon, we have further embedded sustainability as a central pillar within our company strategy. Guided by our purpose, we aim to create long-term value for our stakeholders through the integration of environmental, social, and governance (ESG) criteria in our strategy.
Our overarching objective through our sustainability approach is to contribute to society at large and play our part in addressing the planet’s greatest challenges.
From January 1, 2021, our newly formed Global Corporate Sustainability Team has been mandated to strengthen our focus on company-wide sustainability targets, reflecting Aegon’s shift from a federated model to a principle of ‘accountability within a clear framework’. We have set three priorities to achieve this:

1.	Streamlining company-wide governance;

2.	Identifying thematic priorities based on stakeholder engagement; and

3.	Enhancing our sustainability reporting.
Streamlining company-wide governance
In 2021, we established our Global Sustainability Board (GSB) to enhance governance and oversight of our sustainability approach. The GSB’s core function is to steer and strengthen the sustainability agenda across our country units, and it will be supported by our local sustainability boards. Key actions put forward by the agenda include formulating sustainability-focused commitments, key performance indicators (KPIs), and targets.
The GSB also provides advice and recommendations on specific topics such as inclusion and diversity and responsible investment, as well as on products, processes, initiatives, and communications relating to sustainability. The GSB plays an advisory role to the Management Board, with the Supervisory Board’s Nomination and Governance Committee having ultimate oversight.
Identifying thematic priorities
Stakeholders, including investors and representative bodies, are increasingly engaging with Aegon on sustainability-related themes. These dialogues have highlighted climate change and inclusion and diversity as particularly critical issues that will guide our sustainability agenda in the years to come. We continue to monitor best practices for broader sustainability issues and act accordingly, as further described in our ‘Sharing value with our stakeholders’ section (see page 20). In 2021, Aegon became a signatory of the UN Global Compact. We aim to embed its principles into our strategy, culture, and day-to-day operations, as well as through collaborative projects. As a signatory, we remain firmly committed to supporting the UN Sustainable Development Goals, with a focus on the goals that are most relevant to our business and strategy, and to which we can make a significant contribution.

Aegon Annual Report on Form 20-F 2021

Our strategy and value creation

Climate change
As an insurance company, Aegon can support the transition to a climate-resilient economy and a net-zero world using both sides of its balance sheet. We finance the upside through our responsible investment framework, while mitigating the downside by integrating ESG into our risk management processes, and the savings and protection solutions we provide. The influence, both positive and negative, we can have as an investor is particularly significant, and we have committed to transitioning our general account investment portfolio to net-zero greenhouse gas (GHG) emissions by 2050 (see page 14).
Aegon does not operate energy- or resource-intensive processes as part of its direct business operations. Our operational activities (gas consumption, electricity consumption, and air travel) have been carbon-neutral since 2019, which has been achieved by substituting our energy consumption with renewable sources and offsetting our remaining carbon emissions. In developing regions where we have a sizeable operational presence, we specifically support carbon offset projects that reflect our own footprint and align with our priority United Nations Sustainable Development Goals (SDGs), as well as our purpose of
Helping people live their best lives
. In 2021, this included a Voluntary Emission Reduction project in China focused on diverting atmospheric methane emissions from agriculture to local communities as an alternative source of energy to coal, along with providing employment opportunities in supporting the associated infrastructure.
In line with the net-zero commitment announced in November 2021, Aegon has set a supporting greenhouse gas emission reduction target to reduce the carbon footprint of its operational activities by 25% by 2025 against a 2019 baseline. The target includes the consumption of natural gas and electricity. In 2021, the carbon footprint of Aegon’s operational activities reduced by 54% compared with 2019. While some of these reductions can be traced to our initiatives to stimulate hybrid working – for instance reductions in leased space across the US in 2021 – there has also been a temporary benefit from fewer employees in the office due to the COVID-19 pandemic, which we expect to reverse over time. Through implementing our hybrid working policy and other initiatives, we will work toward achieving our target. Aegon will also look toward expanding the scope of measurement of our GHG emissions and explore setting further targets against these in the future.
Finally, Aegon worked with Ortec Finance to perform an extensive and systematic climate risk assessment for the general and separate account assets of all business units within Aegon. The analysis investigated three plausible climate pathways (orderly, disorderly and failed transitions) to explore potential future climate policies, interventions, and consequences of the world failing to mitigate climate change.

Recent steps on our journey to becoming a more inclusive and diverse organization

June 2020	Mid 2020	Nov 2020	Dec 2020
Public statement on Transamerica’s commitment to racial equity	Aegon Asset Management and Aegon UK sign up to the Race at Work Charter	I&D strengthened in Brand and Marketing Pledge	I&D strengthened in Vendor Code of Conduct

1	For details on the methodology used, please see our TCFD disclosure (Methodology) on page 380.

2	For details on-the methodology used, please see footnote 1, Society: Operational footprint on page 396.

Aegon Annual Report on Form 20-F 2021

Our strategy and value creation

Modelling results indicate resilience of the Aegon general account portfolio allocation to key systemic climate risk drivers across all modelled climate scenarios. High allocation of fixed income assets is the key driver that limits the cumulative climate-related impact on returns over a 40-year horizon. Continuing to monitor developments in climate science, policy, technology, regulation, and consumer sentiment will remain critical for understanding and adapting to the future.
Inclusion and diversity
Our inclusion and diversity approach is designed to ensure our policies and actions permeate all areas and levels of the company. Together with the company’s leadership, Aegon’s employees and other stakeholders share accountability for building an inclusive and diverse organization. In 2021, we held Strategic People Discussions centered on ensuring inclusion and diversity within our talent pipeline, with a focus on underrepresented and young talents. These conversations have created opportunities for aspiring leaders to participate in mentorship programs, stretch assignments, group development programs, and conversations with Management Board members to raise their profiles.
Alongside diversity and equality, improving openness and inclusion is a priority across Aegon. We have updated how we measure these elements in Aegon’s Global Employee Survey to enable more targeted interventions and track our progress. The 2021 survey included additional questions exploring whether people feel comfortable speaking up and being their authentic selves, along with openness about learning from mistakes.
In 2022, Aegon will appoint a Global Head of Inclusion & Diversity to support the development of our inclusion and diversity strategy across the following three pillars:

1 .	Workplace – moving from awareness of unconscious bias to helping people adopt conscious inclusion.

2.	Workforce – leveraging diversity data to understand the current context, deliver impactful interventions, and track progress.

3.	Marketplace – assessing our current level of maturity on inclusion and diversity – including how we compare with relevant peers – and determining our level of ambition and how to achieve it.
Furthermore, Aegon’s new Diversity Policy is intended to address the legal requirements of the ‘Diversity at the Top Act’, effective from January 1, 2022, to improve the designed gender balance in listed and large Dutch-owned companies. We will also continue to include a non-financial performance indicator for Management Board members regarding gender diversity in all senior management positions (see ‘Performance in 2021’ on page 27).
A further example of Aegon’s approach to inclusion and diversity from one of our core markets is provided in the long-term value creation section, on page 22.

Including diverse voices in our transformation

At Aegon, we believe ideas are central to our transformation and we value different perspectives. Every initiative introduced at Aegon originally began as someone’s idea, and it is crucial we have a continuous stream of such ideas to fuel our ongoing improvement and growth.

In July 2021, Transamerica’s Heads of Transformation hosted an ideation session for members of our Employee Resource Groups (ERGs). The session resulted in 34 new ideas generated by 23 ERG members, covering topics ranging from diversifying our intern population to improving efficiency through increased cross-training. Six ideas from the session are in the process of being taken forward and are now at varying stages of implementation.

Enhancing our sustainability reporting
The development of sustainability-related legislation and regulation has advanced significantly in recent years, both in terms of volume and pace. This has had a bearing on corporate reporting and disclosure requirements. In the European Union, we have witnessed the accelerated development of sustainable-finance-related legislation and regulation following the 2018 launch the European Commission’s action plan on sustainable finance. This trend can only be expected to continue in years to come.

Aegon Annual Report on Form 20-F 2021

Our strategy and value creation

In 2021, we began the process of enhancing our sustainability reporting with a view to optimizing our ability to adapt to changing reporting requirements and to report on a voluntary basis. We are developing a Target Operating Model, whereby sustainability reporting is integrated into our company-wide finance reporting function, leveraging its existing processes and best practices. This includes ensuring Aegon is ready for limited assurance for external non-financial reporting over 2023, given the European Commission’s incoming Corporate Sustainability Reporting Directive.
Responsible investment at Aegon
At Aegon, we recognize our responsibility to ensure our investments do not negatively affect society or the planet. We apply this ethos to our own general account investments and use our influence to encourage similar standards in the investment decisions of our customers. By taking an active approach to responsible investment, we seek to minimize risks to our business and explore ways to serve the interests of our customers and society at large.
Aegon’s Responsible Investment Policy recognizes a broad range of recurring sustainability and ESG topics, from climate change to corporate governance. In November 2021, we took an important step forward in our commitment to transitioning our general account investment portfolio to net-zero GHG emissions by 2050 (see page 14).
Key responsible investment activities in 2021
In 2021, we continued to introduce new responsible investment solutions across our different investment platforms. In the fixed income space, Aegon Asset Management and Aegon UK partnered with the Global Ethical Finance Initiative to launch the Aegon Global Sustainable Sovereign Bond Fund. The launch coincided with COP26 in November 2021. In the equities space, Aegon Asset Management launched the Sustainable US Large Cap Equities strategy. The launch was accompanied by new multi-asset and real asset solutions that included the Sustainable Diversified Growth Fund, and the Sustainable Real Estate Securities Fund, respectively.

Asset manager:
Our solutions

Aegon Asset Management (AAM) has a Responsible Investment Framework that reflects the key elements of our Responsible Investment Policy, as well as similar policies put forward by AAM’s clients. The framework is structured as follows:

♦

ESG integration
– Material ESG factors are fundamental to our investment decision-making across all AAM portfolios. By integrating ESG considerations into traditional financial analysis, the AAM research team arrives at an independent view of an issuer’s fundamentals.

♦

Active ownership
– Aegon actively engages with investee companies to help improve their ESG profile and address sustainability issues. We also exercise our shareholder voting rights to support our engagement efforts and enhance long-term value creation for all stakeholders.

♦

Solutions
– AAM provides a range of responsible investment solutions to pursue ESG objectives alongside financial returns, based on four categories:

1.  Exclusion-based strategies (Utilize negative screening to avoid certain sectors, companies or practices based on specific criteria);

2.  Best-in-class strategies (Seek to outperform by emphasizing positive screening of issuers with better or improving ESG practices);

3.  Sustainability-themed strategies (Focus on issuers aligned with sustainability themes in an effort to generate competitive returns over the long term);

4.  Impact investments (Pursue financial returns alongside measurable positive social and/or environmental impact).

Further information about Aegon Asset Management’s activities can be found in the dedicated Responsible Investment Report published by AAM.

Example: Active engagement with investee companies
Company	Healthcare company
Objectives	Calling on a globally important player to fight the COVID-19 pandemic to assure its products are available worldwide with equitable pricing.
How we engaged	We challenged the company on the topic, sending an engagement letter, followed by phone calls and emails.
Outcome	The company announced an advanced vaccine purchase agreement with COVAX for low- and lower-middle-income countries.
Voting
We supported the shareholder proposal requesting a ‘Report on Access to COVID-19 Products’. The report provides shareholders with additional information about access to the COVID-19 vaccine produced by the healthcare company. It provides information about the effect of the company’s decisions and how the related risks are managed.

Aegon Annual Report on Form 20-F 2021

Our strategy and value creation

Value creation

Our inputs

Financial
- Shareholders' equity: EUR 24.3 billion
- Gross financial leverage: EUR 5.9 billion
- Solvency II Own Funds: EUR 19.4 billion
- Solvency II Capital Required: EUR 9.2 billion

Manufactured
- Gross premium income: EUR 15.4 billion
- Gross deposits EUR 235 billion
- Fees and commissions received: EUR 2.8 billion
- Investment income: EUR 7.0 billion
- Revenue-generating investments: EUR 1,024 billion

Intellectual
- Internal processes, systems, and controls (not quantified)
- Actuarial expertise (not quantified)

Human
- Number of employees: 22,272
- Amount spent on training and development: EUR 9.5 million
- Number of tied agents: 4,335

Social and relationship
- Number of customers: 31.7 million
- Brand equity (not quantified)
- Intermediairies, business partners, and suppliers (not quantified)
- Other key stakeholders such as regulators (not quantified)

Natural
- Total energy used by company: 77,151 MWh

Aegon's business model

Solutions development and pricing
Distribution
Investments
Claims and benefits
Tune in
Step up
Force for good
Aegon's purpose
Helping people live their best lives

We tune in:
We live on a fascinating, diverse, and fast-changing planet, and we will only stay relevant if we are curious and make every effort to understand it, learn from it, and keep pace with it.

We step up:
Our purpose is an ambitious one. We deliver on it through initiative, action, and a positive attitude. Where obstacles exist, we remove them, and we harness our collective strengths to deliver on our promises.

We are a force for good:
We care for our fellow humans, and we are sincere in our desire to leave the planet better than we found it. We think beyond today and prove our integrity through words and actions.

Aegon Annual Report on Form 20-F 2021 18

Our strategy and value creation

About Aegon
Governance and risk management
Financial information
Non-financial information

The value we created

Financial

- Dividends to shareholders: EUR 289 million
- Interest payments to bondholders: EUR 220 million
- Group Solvency II ratio: 211%
- Free cash flow: EUR 729 million
- Operating result: EUR 1,906 million

Manufactured

- Claims, benefits, and retirement plan withdrawals: EUR 62 billion
- Business partners[1]: EUR 7.7 billion
- Residential mortgages originated: EUR 10.9 billion

Intellectual

- Reduction in addressable expenses compared with 2019 through improved efficiency: EUR 217 million

Human

- Total employment costs: EUR 1.9 billion
- Women in senior management positions: 34%
- Employee engagement score: 68

Social and relationship

- Corporate and local tax paid: EUR 381 million
- Impact investments: EUR 4.1 billion
- Responsible investment solutions: EUR 177.7 billion

Natural

- Weighted average carbon intensity relating to our general account investment portfolio: 490 metric tons CO_2e/EURm revenue for corporate fixed income + listed equity
- GHG emissions own operations: 24,024 metric tons CO_2e
- Carbon offsets purchased: 7,237 metric tons

Outcome for our stakeholders

Customers

Aegon's investment, protection, and retirement solutions support our customers as they live longer and healthier lives. Our solutions protect our customers from the unexpected, help them to manage their long-term savings by accumulating and using their wealth, and preserve it for future generations.

Employees

A positive view on longevity will fundamentally shift our company culture and our values and behaviors. Employees are a key part of our success as a company, and we want them to share in that success. As our business progresses and grows, we are better able to provide fulfilling careers, advancement opportunities, and development.

Business partners

Aegon's business partners include distributors, joint venture partners, reinsurers, sourcing partners, and suppliers of goods and services. Our goal is to cultivate positive long-term relationships that benefit our business and allow our partners to develop and grow theirs. To do so, we make sure to offer fair and competitive rewards for the services they provide.

Investors

Aegon seeks to provide a consistent and attractive return on investment to its investors around the world, based on a resilient and sustainable business model. This includes paying regular capital distributions to our equity investors, who may also derive value from the performance of our shares, while our bondholders derive value from regular interest payments.

Society

Our products and services enable individuals to save for their own retirement, reducing future burdens on public pension systems and increasing financial stability in our society. More widely, we strive to add value to the communities where we operate through tax payments, charitable donations, and volunteer work. Where possible, we seek to ensure a positive environmental impact, whether through our direct operations or our investment activities.

[1] Business partners consists of commissions paid to brokers and other intermediaries, premiums paid to reinsurers, and total spend on goods and services.

Aegon Annual Report on Form 20-F 2021 19

Our strategy and value creation

Sharing value with our stakeholders

Aegon strives to create long-term value for a broad range of stakeholders, including its customers, employees, business partners, and investors, as well as society at large. As underpinned by our purpose and our resulting sustainability approach, we see our business as inherently beneficial to society and people’s lives. We believe the value we create is widely shared. However, we also recognize that some decisions we make may result in the erosion of value for certain stakeholders. The active identification and management of potentially negative consequences is, therefore, an integral part of our decision-making.
To meet the expectations of our stakeholders, we commit to being a good corporate citizen with a strong ESG foundation. Fostering an inclusive and diverse workforce and addressing climate change have been identified as specific strategic sustainability priorities for our business in the coming years. Meanwhile, our broader sustainability agenda also encompasses investing and paying taxes in a responsible way, safeguarding data privacy and information security, respecting human rights, and upholding sustainable procurement principles, among other actions.
We define our stakeholders as any individual or organization currently or potentially affected by our activities, or with the potential to influence the environment in which we operate. In the following pages, we describe our efforts in 2021 to share value with each of our five main stakeholder groups.

Customers
Delivering long-term value to Aegon’s 31.7 million customers is central to our purpose of
Helping people live their best lives
and provides the foundation for our strategy. As people live longer, our customers are under increasing pressure to save more for their own retirement. Low interest rates make this requirement even more challenging.
There is a growing need for the investment, protection, and retirement solutions that Aegon can provide, and we are constantly looking to enhance our customer propositions with value-adding products and services. At the same time, we seek to enrich our customers’ lives by improving our levels of customer service, including through digital tools and platforms, and by developing direct, close, personal connections.
As well as supporting our existing customers, we are extending our reach to underserved groups and regions with a low financial services penetration, by expanding access to our products and offering solutions that cater to specific user needs. For example, World Financial Group is uniquely positioned to serve small business owners in the US market, many of whom are first-or second-generation immigrants who may require financial advice in their native language.
Enhancing our propositions
In 2021, Aegon continued to expand its offering across its key markets to be able to cater to customers’ evolving needs even more closely. In the United States, Transamerica Individual Solutions rolled out its accelerated underwriting process to additional products, and extended flexible criteria for non-medical underwriting. Transamerica Workplace Solutions launched a health savings account and rejuvenated its Group Life and Disability proposition, focused on critical illness and accident products.
In the Netherlands, we enhanced our customer propositions in important areas, for example by introducing a new ‘green’ mortgage to help people pay for sustainable home improvements. We also added new features to our banking services, which included Apple Pay, a refunded VAT savings proposition, and attractively priced insurance coverages.
Improving customer service
To enhance customer experience and satisfaction, we took steps to enhance and further professionalize our customer interactions, by digitalizing and simplifying customer journeys. Our focus during 2021 was on introducing more opportunities for human connection in the interactions that truly matter to our customers and that require empathy or personalized advice. At the same time, we continued to introduce 24/7 self-service options to allow customers to complete simple requests by themselves.
Aegon’s digital channels are an important means of communicating with households and individuals. In 2021, we continued to strengthen our customer portals across our different business units, including our Employee Benefits business in the United States. The focus was on improving customers’ ability to file claims, receive status updates for requests, and check the terms and conditions of their policies. We also took steps to streamline our billing and disbursement processes.
In our Transamerica Workplace Solutions business, we developed a digital onboarding functionality for advisors, improved a ‘Connect Desk’ for small and middle-market customers, and introduced digital disbursements to significantly accelerate our handling time. We also introduced Transamerica 401Kares, through which our Managed Advice service is offered to selected customers as a free trial, allowing them to review their pension savings and make important investment decisions.

Aegon Annual Report on Form 20-F 2021

Our strategy and value creation

Strengthening engagement and trust
Across Aegon, we are focused on finding new ways to engage with our customers and build close, personal connections centered on trust.
In March 2021, Aegon UK partnered with the Initiative for Financial Wellbeing and Edinburgh University to launch the Financial Wellbeing Index, which helps advisors and employee benefits consultants provide personalized, needs-based advice to end-customers. Meanwhile, in the Netherlands, Knab, Aegon’s digital banking platform, continued to support local entrepreneurs through Knab Bieb, an extensive online library for topics related to finance and entrepreneurship.
Customer satisfaction in each of our core markets, measured in benchmarked Net Promoter Score
(SM)
(NPS
®
), should be in line with or above the average of our industry peers.
In 2021, our efforts were rewarded by solid NPS outcomes. Our US business, Transamerica, performed in line with the market average while Aegon UK was above the average. Aegon the Netherlands was slightly below the market average, though its score is steadily improving over time. For further details of Aegon’s NPS outcomes, please see page 390 of this report.

Employees
Aegon is continuously adapting to our evolving operating environment. It is important we guide and support our employees through the resulting changes to our business.
The communication of our new vision and strategy at the end of 2020 clearly articulated the need for transformation and the demands that this would put on our workforce as we work to improve our performance and create greater value for our customers and shareholders. Since then, our employees have been engaged in defining a rigorous and granular operational improvement plan comprising more than 1,200 initiatives across Aegon. At the same time, we have continued to adapt to new ways of working in light of the ongoing COVID-19 pandemic. In 2021, we introduced a new hybrid working model to help our people achieve a healthy and productive balance between office-based and remote working.
People at the heart of our transformation journey
Key to our transformation is building an organizational rhythm that empowers employees to deliver positive results. This means clearly communicating our priorities to employees, ensuring they understand the need to change, and giving them the tools and skills to do so. We also depend on our leaders to role-model the behavior required by our transformation program.
To this end, throughout 2021, Aegon’s business units each conducted weekly meetings for colleagues responsible for executing initiatives linked to the operational improvement plan. The meetings provided an opportunity to report on their progress and ask for help. To help foster a high-performance culture, Aegon’s Management Board offered support through regular recognition calls with initiative owners to discuss what they contributed and how. Regarding the means of contribution, we continued to focus on the three priorities set by our Management Board in 2020: clarity, discipline, and external focus.

Aegon Annual Report on Form 20-F 2021

Our strategy and value creation

We also provided new tools and programs to help our people deliver results. A comprehensive program management tool was introduced in the context of Aegon’s transformation to encourage initiative owners to think through business cases and milestones carefully and manage progress based on KPIs. We also launched Ability 2 Execute (A2E), an employee-focused capability-building program delivered through virtual training sessions and online learning. The program aims to drive engagement with our transformation journey, build a common language, and equip our people with core implementation capabilities and skills (See figure on page 23).
Supporting engagement and wellbeing
We monitor the wellbeing and engagement of our employees closely, particularly given the twin pressures of the transformation process and the ongoing pandemic. In 2021, our business units continued to introduce local activities aimed at helping employees deal with work pressure, contributing to our improved employee wellbeing score of 65% in the third quarter of 2021. With this result, as measured by our Global Employee Survey, we improved on our score of 61% at the start of the year, though we remain below our benchmark1 of 68%. Our engagement score fell back to pre-COVID-19 levels in 2021, having peaked in 2020 following our initial response to the pandemic.
Introducing our hybrid working model
At Aegon, we have developed a Future
Ways of Working
plan that draws on the learnings from our employee surveys and reflects the growing shift toward flexible and remote working. One focal point is our new hybrid working model, adopted in 2021 across most of our business units. The approach is based on globally agreed principles – hybrid working, office utilization and location, and employee benefits – that are translated locally.
We have embraced hybrid working as we believe it helps our people to have a full professional life. A healthy balance between working in and out of the office helps us to stay tuned in and perform at our best. Our managers have a key role in making the hybrid model work by building teams where people speak up, self-organize and support each other’s well-being. We will continue to get together regularly, because it strengthens collaboration, innovation and networking. To ensure we get things done regardless of work setting, we ensure we have the technology and tools in place to help bridge gaps in time or place, so everyone feels included. Creating opportunities for our employees to reach a preferred working solution also reinforces our purpose of Helping people live their best lives.

Aegon Annual Report on Form 20-F 2021

Our strategy and value creation

A2E Essentials program to build core transformation capabilities
1

Partners and suppliers
Our global network of partners and suppliers helps us operate a successful business that creates value for all our stakeholders. We design our procurement processes to deliver excellent value for money for our business functions while also contributing to a sustainable global supply chain.
We are steadily integrating best-practice ESG criteria and requirements into our supplier selection, development, and ordering processes. We aim to develop a procurement approach that prioritizes vendors who go beyond the minimum standards by respecting and sharing our values and upholding these along the supply chain. We work closely with our suppliers and, in doing so, encourage them to make positive changes to their operations and products for the benefit of the environment and wider society.
Vendor Code of Conduct
Minimum requirements for conducting business with Aegon apply to all procurement activities conducted by wholly or majority-owned companies in which Aegon has management control. These requirements are set out in our global Vendor Code of Conduct. In cases where we have an equity interest but no management control, the partnering company is expected to use its influence to apply the spirit of the code.
Our partners and suppliers are required to recognize and build processes to comply with applicable laws and ethical business practices in jurisdictions where they operate or conduct business. This includes taking steps to communicate the Vendor Code of Conduct within their own organizations, and, in particular, to employees or sub-contractors working directly with Aegon. More widely, we expect our suppliers to align with Aegon’s ethics, values, and standards. This includes adhering to Aegon’s Statement on Human Rights and avoiding complicity in the abuse or violation of internationally proclaimed human rights standards. Furthermore, we ask our suppliers to acknowledge and minimize their environmental impact wherever possible, and to provide fair compensation for any ecological damage they cause.
The close attention we pay to diversity also extends to the diversity of our supplier portfolio. In the United Kingdom, for example, we are a member of Social Enterprise UK, a community interest company encouraging businesses to spend a total of GBP 1 billion with social enterprises. Aegon UK far exceeded its 2021 target of GBP 100,000, eventually reaching GBP 150,000. Meanwhile, Transamerica also took steps to improve supplier diversity in 2021. Most notably, its new Supplier Diversity Program is designed to increase the number of diverse suppliers in our portfolio, and in 2021 we added two new diverse suppliers in the contingent labor category.

Aegon Annual Report on Form 20-F 2021

Our strategy and value creation

Risk management and due diligence
Aegon’s procurement function applies a company-wide framework within which all elements of third-party risk are identified and verified against our standards of reliability and integrity. A risk-based approach is applied to managing our supply base through a globally standardized segmentation methodology that considers the inherent risk of each vendor relationship, as well as the impact of that relationship on Aegon’s operations.
Through our risk management approach, we mitigate potential risks resulting from our engagements with third parties to an acceptable level. In 2021, we continued the roll-out of the SAP Ariba vendor lifecycle management platform to improve our vendor due diligence processes and prevent the duplication of efforts to validate suppliers between different business units. All suppliers seeking qualification for Aegon’s Supplier Register must meet general requirements regarding their ethical and professional suitability, as well as specific business, financial, technical, and organizational criteria.
Third-party risk assessment programs
Aegon works with external experts to adopt market-wide standards for risk assessment that strengthen and simplify the evaluation processes and reduce the risk evaluation requirements for Aegon and its vendors. 2021 was our second year working with sustainability rating company EcoVadis to evaluate the ESG risks involved in our partnerships with our top 250 vendors by spend (representing 80% of Aegon’s total procurement spend). We now have valid EcoVadis scorecards for 81 of our top vendor accounts, covering 59% of the spend of these relationships. We also expanded a program supported by Aegon’s technology partner, Rapid Ratings, to standardize our financial assessments of vendors around the world.

Investors
In 2021, Aegon made further progress on realizing its strategic priorities and financial targets. This enabled us to accelerate the increase in dividend payments, in keeping with the ambitions we presented at our 2020 Capital Markets Day. This puts us on a more linear path to achieving our aim of paying around 25 eurocents dividend per common share over 2023 to equity investors.
In 2021, Aegon increased its interim dividend by 2 eurocents to 8 eurocents per common share, and proposed to increase the final dividend by 3 eurocents to 9 eurocents per common share. As such, we deliver a total of EUR 348 million in dividends to shareholders over 2021.
At the end of 2021, Aegon had a gross financial leverage position of EUR 5.9 billion. This delivered EUR 220 million value in the form of interest payments to bondholders.

Aegon Annual Report on Form 20-F 2021

Our strategy and value creation

Value derived from share performance
Aegon’s share price rose by 36% over 2021. The wider European insurance industry performed less well, with the STOXX Europe 600 Insurance Index ending the year up by 15%. We believe the relative overperformance was supported by favorable market movements, progress made on our operational improvement plan, and management actions to improve our risk profile. Our total shareholder return for the year amounted to a gain of 41% (this measure considers payment of dividends as well as share price performance).
Safeguarding long-term value
We are taking steps to further strengthen our balance sheet. This allows for attractive and sustainable capital deployment decisions, which generate value for our investors over the longer term. We are committed to reducing our gross financial leverage to between EUR 5.0 billion and EUR 5.5 billion until 2023 to further strengthen our balance sheet. Capital deployment decisions are driven by Cash Capital at Holding, taking into account our deleveraging target and the planned management actions to further improve the risk profile of our company, and are supported by reliable and sustainable remittances from our country units.
Cash Capital at Holding is used to achieve the financial leverage target over time and to pay interest to bondholders. At Aegon, we seek to distribute surplus cash flows (defined as the amount of cash available from the remittances from country units after subtracting the holding funding and operating expenses) to shareholders over time, unless we invest it in value-creating opportunities. We expect to pay dividends to shareholders in line with growth in sustainable free cash flow, barring unforeseen circumstances.

Society
As a provider of pensions and other retirement solutions, Aegon has a responsibility to help people plan effectively for old age and to enjoy longer, more active retirements. Financial security and education, as well as wellbeing and longevity, are at the heart of our business and go hand in hand with our purpose of
Helping people live their best lives
.
However, the value we create for society goes beyond individuals. In 2021, the EUR 62 billion we paid in claims, benefits, and retirement plan withdrawals to our customers helped support national economies and relieve pressure on social support systems. Furthermore, our research partnerships and programs create awareness and insights into longevity and retirement that benefit society. We also support our local communities through donations and volunteering, and by paying fair taxes in the different locations where we operate.
Adapting to the modern retirement landscape
Longer lifespans are putting traditional, state-managed retirement systems under strain and shifting responsibility from governments and employers to individuals. By pursuing research, advocacy, and visibility around financial planning, retirement, health, and insurance, we aim to increase recognition of this critical social issue within global policymaking agendas.

Aegon Annual Report on Form 20-F 2021

Our strategy and value creation

Aegon is dedicated to developing understanding around trends, issues, and opportunities related to saving and planning for retirement, and to the achievement of financial security in later life. This includes participating in relevant international projects, such as an Organisation for Economic Co-operation and Development (OECD) working group on the future of work, and the Living, Learning, and Earning Longer initiative led by the World Economic Forum (WEF), to examine the benefits of an age-inclusive workforce. Our research efforts are channeled through dedicated institutes operating on the ground in our local markets. These include the Transamerica Institute in the United States and the Instituto de Longevidade MAG in Brazil.
Aegon also advocates for people to have access to insurance and financial services as well as opportunities for flexible employment in old age, and for governments to provide for their citizens in an era of increasing longevity. Meanwhile, we maintain a visible presence in the communities that benefit from our services through initiatives such as a ‘Silver Starters’ learning program for entrepreneurs aged 50 and over.
Investing in our communities
Our country units support local causes that align with our purpose and ambitions, including by way of investments that seek to serve and strengthen the communities in which we operate. At the same time, through donations and volunteering, we aim to drive engagement between employees and their local communities and promote our purpose and ESG approach to all stakeholders.
In 2021, Aegon supported approximately 469 charities and good causes. Our donations amounted to EUR 9.4 million, a 1.3% increase compared with 2020. Much of this investment was driven by our Charitable Donations Standards, which require country units to allocate at least 50% of their annual donations to causes that directly support financial security and personal wellbeing.
As was the case in 2020, we prioritized helping our most vulnerable communities navigate the COVID-19 pandemic and its economic consequences, with a specific focus on people who needed help handling their finances. Despite ongoing constraints due to the pandemic, Aegon employees recorded 6,806 volunteer hours in 2021 (equivalent to EUR 0.3 million, based on volunteers’ average salaries). Many initiatives took place online, and our ‘Volunteer Friday’ program in the Netherlands was held virtually for the first time.
Responsible tax
We make a valuable economic and social contribution to the communities in which we operate through our own tax payments as well as the collection and payment of third-party taxes. We seek to pay ‘fair taxes’, namely by paying the right amounts of tax in the right places. Published online, our Global Tax Policy outlines our approach to responsible tax, which seeks to align the long-term interests of our customers, employees, business partners, investors, and wider society. In 2021, we also began publishing a Global Tax Report to provide a comprehensive overview of our approach to tax and our tax contributions on a country-by-country basis.

Aegon Annual Report on Form 20-F 2021

Our strategy and value creation

Performance in 2021

Financial markets saw equity markets generally finding higher levels at the end of the year than before the COVID-19 pandemic. Interest rates increased considerably in the United States compared with the low levels seen during 2020, whereas credit spreads remained relatively stable over the year.
These developments contributed positively to Aegon’s financial results. However, excess mortality mainly induced by the pandemic continued to have a negative impact on our earnings in the United States. Overall, we maintained strong capital ratios for our main businesses above their respective operating levels. Aegon made steady progress against the medium-term targets announced in December 2020. Both free cash flows and expense savings exceeded targets, and we made continued progress against our medium-term deleveraging goal. We are also ahead of schedule with respect to our free cash flow target and above target with regard to the planned expense savings that were delivered during the year.
Financial performance
Aegon’s operating result amounted to EUR 1,906 million in 2021, an increase of 11% compared with 2020. All business units showed improved performance, driven by positive contributions from business growth, as well as expense savings and favorable equity markets. These drivers were only partly offset by a more adverse mortality result in the United States than in 2020, due to the COVID-19 pandemic. Our net result amounted to EUR 2,029 million in 2021, versus a loss of EUR 135 million in 2020. This increase was supported by the higher operating result and a gain on non-operating items, compared with a loss in non-operating items in 2020. In addition, a reduction in non-recurring Other charges contributed to the increase in the net result.
In 2021, we further strengthened our balance sheet, reduced our risk exposure to financial markets, and improved the company’s risk profile. Aegon redeemed USD 250 million in floating rate perpetual capital securities in September 2021, lowering the company’s financial leverage to EUR 5.9 billion at year end. In our US variable annuity business, we completed a successful lump-sum buy-out program and expanded our dynamic hedging program to release capital and increase the predictability of capital generation. In addition, we executed plans to reduce our economic interest rate exposure in the United States and reduced the targeted interest rate risk exposure by approximately 70%. We have also seen a steady flow of regulatory approvals in our long-term care rate increase program, and we have reinsured additional longevity risk in the Netherlands as well as reducing the risk of volatility in mortality claims in the United States.
The capital positions of each of Aegon’s main business units ended the year above the units’ respective operating levels, while the Group Solvency II ratio increased by 15 percentage points to 211%. Actively managing Aegon’s risks and capital position has increased the predictability of remittances. Free cash flows increased from EUR 530 million in 2020 to EUR 729 million in 2021, partly supported by the distribution of excess capital from several units. Based on the steady progress made against Aegon’s strategic priorities and financial targets, a final dividend for 2021 of 9 eurocents per common share will be proposed, bringing the total dividend for the year to 17 eurocents per share.
In 2022, we aim to make further progress on delivering on our strategic objectives and toward realizing our 2023 financial targets. The performance improvement plan will be rigorously executed, and we remain on track to reach our 2023 target of EUR 400 million in expense savings, building on the EUR 244 million achieved so far. The actions taken to improve our performance will support the delivery of around EUR 1.2 billion operating capital generation in 2022, barring unforeseen circumstances. The current geopolitical situation creates uncertainty and has implications for financial markets and the global economy. However, we believe that we have the right strategy to deal with these conditions and will continue to actively manage our risks and capital position. Please refer to the Capital and liquidity management section for sensitivities of our capital position to certain parameters, including lower equity markets, lower interest rates and US credit defaults. For 2022, we expect free cash flow of between EUR 550 million and EUR 600 million. We also expect a more linear growth in our dividend in 2022 compared with the muted near-term growth outlook that was previously provided and continue to target a dividend of around 25 eurocents per share over 2023.
Financial targets 2021-2023

Aegon Annual Report on Form 20-F 2021

Our strategy and value creation

Further information on our performance in 2021 can be found in the Results of Operations section on page 90.
Non-financial performance
In December 2020, Aegon launched its new business strategy, which touches on a broad range of non-financial elements and includes a commitment to integrate a strengthened vision on sustainability. In 2021, we made good progress against our ambitions by establishing new sustainability governance, preparing for migration of sustainability reporting to our finance department, and selecting two priority themes, which are climate change and inclusion and diversity.
Our new strategy has led to a review of our key non-financial performance metrics, to ensure a more balanced approach to our stakeholders and that our priority themes are addressed. This has led to the retirement of three customer-related KPIs: number of customers, percentage of customers with two or more products, and proportion of digitally connected customers. In their place, Aegon has introduced two new KPIs that align directly with the priority themes. With regard to climate change, we have introduced a weighted average carbon intensity metric for our corporate fixed income and listed equity. For inclusion and diversity, the percentage of women in senior management is now included as a KPI.
With these changes, we have taken an important step toward our sustainability ambitions, though we recognize that there is still work to be done. As our strategy evolves and our approach to sustainability matures, we will proactively review our non-financial KPIs to ensure we continue to monitor and showcase the most relevant metrics to our stakeholders. The rationale for our four non-financial KPIs is detailed below.

1.
Aegon wants to be there for its customers. This means providing solutions that create long-term value and developing products and services that fully meet their needs and expectations at every stage of their lives. Customer satisfaction in each of our core markets, which is measured by benchmarked Net Promoter Score(SM), should be in line with or above the average of those of our industry peers.

♦	Our US business, Transamerica, performed in line with the market average while Aegon UK was above average. Aegon the Netherlands performed slightly below the market average, though its score has been steadily improving over time.

2.	For us to deliver on our promises to all our stakeholders, it is important that our employees are fully engaged and motivated to contribute to this task.

♦	The employee engagement score in 2021 was 68, a decrease of 4 points. This decline reflects the challenge of maintaining engagement during a time when the company is undergoing significant change, including challenges due to the COVID-19 pandemic.
3.	At Aegon, we value a diverse workforce, because we believe including different perspectives is critical for richer debates and innovation.

♦	The proportion of female representation among our senior management increased by 2%-points to 34% in 2021.

4.	Aegon seeks to ensure the reduction of the weighted average carbon intensity of the company’s investment portfolio is aligned to its net-zero ambitions, for the benefit of wider society.

♦	In 2021, the weighted average carbon intensity of our own investment portfolio stayed flat compared with 2019. We remain on track to meet our target for a 25% reduction in the carbon intensity of our corporate fixed income and listed equity investments by 2025.
To further embed the above non-financial KPIs in our operations, the KPIs were reflected in the remuneration targets set at both a company-wide and individual level in 2021. The remuneration targets for our Executive Board members are required to be comprised of at least 50% non-financial performance indicators, of which ESG has been a mandatory performance indicator category since 2020. In 2021, the performance indicators for Aegon’s Executive Board members included the further integration of ESG into the company strategy and the increased presence of women in senior management.
Non-financial targets

Aegon Annual Report on Form 20-F 2021

Governance and risk management 2021

30 Boards and Governance
30 Letter from our Supervisory Board Chairman
32 Corporate governance
36 Composition of the Boards
41 Report of the Supervisory Board
49 Remuneration Report

67 Risk and capital management
67 Risk management
72 Capital and liquidity management

78 Regulation and compliance
78 Regulation and supervision
82 Code of Conduct
83 Controls and procedures

About Aegon
Governance and risk management
Financial information
Non-financial information

Aegon Annual Report on Form 20-F 2021 29

Letter from our Supervisory Board Chairman

Letter from our Supervisory Board Chairman
2021 was an important year for Aegon as attention within the company turned to the execution of the new strategy and the accompanying plans and targets.

As outlined at the 2020 Capital Markets Day, Aegon’s ambition is to build an enduring, high-performance company that continues to add value to our stakeholders, including by narrowing its strategic focus to markets and business opportunities in our core perimeter.
The Supervisory Board continues to play an important advisory role as part of Aegon’s transformation journey, and I believe we have successfully performed this task over the past year. The added value of the Board lies in the diverse skills and talents of each of our different members. On this note, I very much welcome the recent appointment of Jack McGarry to the Supervisory Board, who brings a wealth of experience from the US insurance industry.
Throughout the year, the Supervisory Board remained in close consultation with the Executive Board about the measures taken to support Aegon’s long-term value creation strategy and transformation. I see clear signs of progress. Multiple expense savings initiatives have been implemented, putting the company on track to realize significant cost reductions by 2023.
Adjustments to the company’s portfolio, such as divestments, were also regularly discussed with Aegon’s leadership in the context of the strategy implementation.
There is a cultural side to our transformation journey, of course. In 2021, our leaders and employees spent time examining our culture, values, and behaviors to better understand “who” Aegon is and the value we create as an organization. This exercise will help us to meet the changing needs and expectations of our customers and other stakeholders in the years ahead. Again, the Supervisory Board is pleased to have been closely involved in this process.
Confidence in our leadership
We fully support Aegon’s leaders as they execute the steps needed to adapt to a changing operating environment and deliver on the company’s ambitions. Indeed, we have full confidence in those recently joining Aegon’s leadership team. At Transamerica, Will Fuller has been appointed as President and Chief Executive Officer (CEO) and Chris Ashe has been appointed as Chief Financial Officer. The company has also appointed Allegra van Hövell–Patrizi as CEO of Aegon the Netherlands, and Elisabetta Caldera as its new Chief Human Resources Officer. Furthermore, Aegon has recently appointed Astrid Jäkel as Chief Risk Officer and Deborah Waters as Chief Technology Officer, with both taking up their duties in early 2022.
A further development taking place at Aegon involves the current efforts to increase the company’s focus on sustainability, which are being led by the recently established Global Corporate

Aegon Annual Report on Form 20-F 2021

Letter from our Supervisory Board Chairman

Sustainability Team. The strengthened sustainability agenda recognizes the far-reaching impact of Aegon’s operations and investment activities, and the company’s desire to help shape a thriving and sustainable future society.
Accordingly, the Supervisory Board has strengthened its oversight of Aegon’s policies and performance regarding sustainability. I am pleased that we are dedicating particular attention to climate change, and inclusion and diversity, as these have been highlighted as priority issues by our stakeholders.
Navigating new challenges
In 2021, the COVID-19 pandemic continued to have significant repercussions for Aegon’s stakeholders around the world. As in 2020, the company was at hand to help Aegon’s customers and partners navigate the pandemic, including by introducing new, personalized customer propositions and donating time and resources to local communities. Similarly, the Supervisory Board is supportive of the escalation of efforts to help Aegon colleagues manage the stresses of the pandemic, including by offering people more flexibility in their working arrangements.
We also keep track of changes in the wider business environment with the potential to impact Aegon going forward. The financial services industry is steadily becoming more technology- and data-driven. This, in turn, creates new complexities in areas such as cybersecurity and data privacy, and we are pleased to see Aegon addressing these developments head on through dedicated IT teams and processes. A further topic demanding close attention is the so-called “war for talent”, given the critical shortage of digital talent and professionals in other highly skilled fields.
Meanwhile, the regulatory landscape is also shifting, as providers face stricter requirements regarding issues such as customer due diligence. Among other ongoing developments in this space, the Supervisory Board is closely monitoring Aegon’s efforts to prepare for the forthcoming introduction of IFRS 17, a new reporting standard regarding the accounting of insurance liabilities, which takes effect from 2023.
In this fast-changing environment, the Supervisory Board welcomes the development of Aegon’s newly defined purpose, as well as the accompanying communications and messaging. This is an important achievement that will help to guide the company’s strategy in the years to come, as well as Aegon’s vision to be a leader in investment, protection, and retirement solutions.
We appreciated the opportunity to be regularly involved in discussions that contributed to shaping the purpose. Our conversations with the Management Board during the year also touched on important HR topics, including the development of Aegon’s new expected employee behaviors. Looking ahead, the devastating aggression conducted by the Russian government against Ukraine is a significant cause for concern, and we will be paying close attention to developments in our talks with the Executive Board.
The Supervisory Board is satisfied that it fulfilled its responsibilities to Aegon and its stakeholders during 2021. A detailed report on the Supervisory Board and its activities during the year can be found on page 41 of this Annual Report.
Thank you to our stakeholders
On behalf of those on the Board, I would once again like to thank Aegon employees for their continued efforts as we work toward our renewed purpose of
Helping people live their best lives
. I would also like to thank all those who invest in Aegon for their continued trust and confidence.

The Hague, the Netherlands, March 21, 2022
William L. Connelly Supervisory Board Chairman Aegon

Aegon Annual Report on Form 20-F 2021

Corporate governance

Corporate governance
Aegon is incorporated and based in the Netherlands. As a company established and listed in the Netherlands, Aegon must comply with Dutch law and is subject to the Dutch Corporate Governance Code.

Aegon is governed by three corporate bodies:
♦	General Meeting of Shareholders
♦	Supervisory Board
♦	Executive Board
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
Composition of the Supervisory Board
Members of the Supervisory Board are appointed by the General Meeting of Shareholders, following nomination by the Supervisory Board itself. Aegon aims to ensure that the composition of the Company’s Supervisory Board is in line with Aegon’s diversity policy for the Supervisory Board, Executive Board and Management Board and is as such well-balanced in terms of professional background, geography, gender and other relevant aspects of the diversity policy. A profile, which is published on
aegon.com
, has been established that outlines the required qualifications of its members. Supervisory Board members are appointed for a four-year term and may then be reappointed for another four-year period. Subsequently, a Supervisory Board member can be reappointed

Aegon Annual Report on Form 20-F 2021

Corporate governance

again for a period of two years, and then extended by two years at the most. Supervisory Board members are no longer eligible for (re)appointment after reaching the age of 70, unless the Supervisory Board decides to make an exception. Remuneration of the Supervisory Board members is determined by the General Meeting of Shareholders. In 2021, no transactions were concluded between the Company and any of the Supervisory Board members. Furthermore, the Company did not provide loans or issue guarantees to any members of the Supervisory Board. At present, Aegon’s Supervisory Board consists of eight members, all of whom qualify as independent in accordance with the Dutch Corporate Governance Code.
Committees
The Supervisory Board also oversees the activities of its committees. These committees are composed exclusively of Supervisory Board members and deal with specific issues related to Aegon’s financial accounts, risk management, executive remuneration and appointments. These committees are the:
♦	Audit Committee;
♦	Risk Committee;
♦	Remuneration Committee; and
♦	Nomination and Governance Committee.
Executive Board
Aegon’s Executive Board is charged with the overall management of the Company and is therefore responsible for developing and executing Aegon’s strategy. Additionally, it is responsible for managing the Company’s risk profile and overseeing any relevant sustainability issues. Each member has duties related to his or her specific area of expertise.
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
In 2021, no transactions were concluded between the Company and either member of the Executive Board. Furthermore, the Company did not provide any loans to, or issue guarantees in favor of either of the members of the Executive Board.
Management Board
Aegon’s Executive Board is assisted in its work by the Company’s Management Board, which had 10 members, including the members of the Executive Board per December 31, 2021. Aegon’s Management Board is composed of Lard Friese, Matt Rider, Elisabetta Caldera, Will Fuller, Mike Holliday-Williams, Allegra van Hövell-Patrizi, Marco Keim, Onno van Klinken, Bas NieuweWeme and Duncan Russell. At the time of publishing this 2021 Annual Report, the Management Board consisted of 12 members, including Astrid Jäkel as Chief Risk Officer and Deborah Waters as Chief Technology Officer.
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
In the relationship between the Supervisory Board and the Management Board, the CEO shall be the first point of contact for the Supervisory Board and its Chairman. Further, the members of the Boards will act in accordance with the provisions provided therefore in the Management Board Charter, the Executive Board Charter, and the Supervisory Board Charter.
Capital, significant shareholders and exercise of control
As a publicly listed company, Aegon is required to provide the following detailed information regarding any structures or measures that may hinder or prevent a third party from acquiring the Company or exercising effective control over it.
The capital of the Company
Aegon has an authorized capital of EUR 1,080 million, divided into 6 billion common shares and 3 billion common shares B, each with a nominal value of EUR 0.12. As of December 31, 2021, a total of 2,106,313,195 common shares and 568,839,440 common shares B had been issued.
Depository receipts for Aegon shares are not issued with the Company’s cooperation.
As per the Dutch act on conversion of bearer shares, all 16,040 bearer shares outstanding at December 2020 have been converted into registered shares held by the Company as per January 1, 2021. Until January 1, 2026, and upon request

Aegon Annual Report on Form 20-F 2021

Corporate governance

of a holder of a certificate of a bearer share, the Company will provide the holder of such a valid certificate of a bearer share with a registered share as a replacement of the bearer share.
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
Significant shareholdings
On December 31, 2021, Vereniging Aegon, Aegon’s largest shareholder, held a total of 301,774,161 common shares and 538,250,640 common shares B.
Under the terms of the 1983 Merger Agreement, as amended in May 2013, Vereniging Aegon has the option to acquire additional common shares B. Vereniging Aegon may exercise its call option to keep or restore its total stake to 32.6% of the voting rights, irrespective of the circumstances that caused the total shareholding to be or become lower than 32.6%.
During 2021, two transactions were concluded between Aegon N.V. and Vereniging Aegon. Execution of these transactions was done in compliance with all requirements of Best Practice 2.7.5 of the Dutch Corporate Governance Code.
On December 15, 2021, Aegon N.V. repurchased 22,643,360 common shares B from Vereniging Aegon for the amount of EUR 2,285,621 based on 1/40th of the Value Weight Average Price of the common shares of the five trading days preceding this transaction. The repurchase of common shares B was executed to align the aggregate holding of voting shares by Vereniging Aegon in Aegon N.V. with its special cause voting rights of 32.6%.
On June 3, 2021, Vereniging Aegon exercised its option rights to purchase in aggregate 1,983,360 common shares B at fair value (1/40th of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused by Aegon’s issuance of shares on June 3, 2021 in connection with the Long Term Incentive Plans for senior management.
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
A Special Cause may include:
♦	The acquisition by a third party of an interest in Aegon N.V. amounting to 15% or more;
♦	A tender offer for Aegon N.V. shares; or
♦	A proposed business combination by any person or group of persons, whether acting individually or as a group, other than in a transaction approved by the Company’s Executive and Supervisory Boards.
If Vereniging Aegon, acting at its sole discretion, determines that a Special Cause has arisen, it must notify the General Meeting of Shareholders. In this event, Vereniging Aegon retains full voting rights on its common shares B for a period limited to six months. Vereniging Aegon would, for that limited period, command 32.6% of the votes at a General Meeting of Shareholders.
Based on the Voting Rights Agreement, Vereniging Aegon has a right to, at its own discretion, take the decision to exercise its full voting rights on common shares B. Vereniging Aegon may exercise this right unilaterally and independent of Aegon N.V., and therefore also irrespective of any decisions of the Executive Board of Aegon N.V., including any decision whether or not to invoke a 180 or 250 day response time under the Dutch Corporate Governance Code or Civil Code.
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

Aegon Annual Report on Form 20-F 2021

Corporate governance

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
Share plan
Senior executives at Aegon companies and some other employees are entitled to variable compensation of which part is granted in the form of shares. For further details, please see the Remuneration Report on page 49 and note 50 of the notes to Aegon´s consolidated financial statements of this Annual Report. Under the terms of existing share plans the vesting of granted rights is predefined. The shares shall vest as soon as possible in accordance with payroll requirements of the relevant subsidiary after the adoption of the Company’s Annual Report at the Annual General Meetings of Shareholders in the year of vesting of these shares.
Appointing, suspending or dismissing Board members
The General Meeting of Shareholders appoints members of both the Supervisory and Executive Boards, following nominations by the Supervisory Board. These nominations are binding providing at least two candidates are nominated. The General Meeting of Shareholders may cancel the binding nature of these nominations with a majority of two-thirds of votes cast, representing at least one half of Aegon’s issued capital. The General Meeting may, in addition, bring forward a resolution to appoint someone not nominated by the Supervisory Board. In order for the resolution to be adopted, the resolution requires a two-thirds majority of votes cast, representing at least one half of Aegon’s issued capital.
Members of Aegon’s Supervisory and Executive Boards may be suspended or dismissed by the General Meeting of Shareholders with a two-thirds majority of votes cast, representing at least one half of Aegon’s issued capital, unless the suspension or dismissal has first been proposed by the Company’s Supervisory Board in which case the suspension or dismissal can be resolved by the General Meeting of Shareholders with an absolute majority of votes and a limited quorum. A member of the Executive Board may also be suspended by the Supervisory Board, although the General Meeting of Shareholders has the power to annul this suspension.
Amending the Articles of Association
The General Meeting of Shareholders may, with an absolute majority of votes cast, pass a resolution to amend Aegon’s Articles of Association or to dissolve the Company, in accordance with a proposal made by the Executive Board and approved by the Supervisory Board.
Dutch Corporate Governance Code
As a company based in the Netherlands, Aegon adheres to the Dutch Corporate Governance Code. The version of the code applicable to the financial year 2021 is the version that came into force on January 1, 2017. Aegon endorses the Code and strongly supports its principles for sound and responsible corporate governance and long-term value creation. Aegon regards the Code as an effective means to help ensure that the interests of all stakeholders are duly represented and taken into account. It is the responsibility of both the Supervisory Board and the Executive Board to oversee Aegon’s overall corporate governance structure.
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

Aegon Annual Report on Form 20-F 2021

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
He has extensive experience in the areas of insurance, investment management, customer centricity, mergers & acquisitions, and business transformation. Mr. Friese was appointed CEO Designate as of March 1, 2020. During the 2020 Annual General Meeting (AGM), he was appointed as member of the Executive Board for a term of four years until the end of the AGM to be held in 2024. Mr. Friese is Chairman of Aegon’s Executive Board and Management Board.

Matthew J. Rider (1963, American)
CFO and member of the Executive and Management Boards of Aegon N.V.
Matt Rider began his career at Banner Life Insurance Company and held various management positions at Transamerica, Merrill Lynch Insurance Group and ING before joining Aegon. From 2010 to 2013, he was Chief Administration Officer and a member of the Management Board at ING Insurance, based in the Netherlands. In this role he was responsible for all of ING’s insurance and asset management operations, and specifically for Finance and Risk Management. Mr. Rider joined Aegon on January 1, 2017, and was appointed as CFO and member of the Executive Board of Aegon at the Annual General Meeting of Shareholders of Aegon N.V. of May 19, 2017. During the 2021 Annual General Meeting (AGM), Mr. Rider was reappointed for another term of four years until the end of the AGM to be held in 2025.

Members of the Management Board
Lard Friese: see above

Matthew J. Rider: see above

Deborah Waters (1968, American)
Chief Technology Officer and member of the Management Board of Aegon N.V.
Debbie Waters was appointed as Global Chief Technology Officer and member of the Management Board of Aegon N.V., effective February 7, 2022. She began her career at aerospace group Lockheed Martin in 1989 before moving to software consultancy group Seer Technologies. In 1995, she joined Citigroup Inc., where she held various technology leadership positions in the intervening years. Most recently she served for over five years as Citi’s Global Head of Private Bank Operations and Technology. Additionally, Ms. Waters was the Head of Inclusion and Diversity for Citi’s Institutional Client Group Operations and Technology.
Former Chief Technology Officer Mark Bloom stepped down as per June 1, 2021.

Allegra van Hövell-Patrizi (1974, Italian and Belgian)
CEO of Aegon the Netherlands and member of the Management Board of Aegon N.V.
Allegra van Hövell-Patrizi began her career in 1996 at McKinsey & Company, specializing in financial institutions. After several years as a partner there, she joined F&C Asset Management in 2007 as a member of the Management Committee. In 2009, she joined Prudential plc where she was part of the CEO Office and then later became Group Risk Director, and a member of the Group Executive

Risk Committee, as well as the PUSL Board (within the Prudential plc Group). Ms. van Hövell-Patrizi joined Aegon at the end of 2015. She was appointed Chief Risk Officer of Aegon N.V. and a member of Aegon’s Management Board in January 2016. Ms. van Hövell-Patrizi was appointed CEO of Aegon the Netherlands on June 15, 2021, and following the resignation of Maarten Edixhoven as per May 11, 2021. Ms. van Hövell-Patrizi is a member of the Supervisory Board of LeasePlan (not listed) since 2018.

Aegon Annual Report on Form 20-F 2021

Composition of the Boards

Mike Holliday-Williams (1970, British)
CEO of Aegon UK and member of the Management Board of Aegon N.V.
Mike Holliday-Williams started his career with WHSmith in 1991 as a graduate trainee, working as a Retail Manager in many UK stores and in Business Development. In 1997, he joined Centrica where he had several general management and marketing roles in British Gas, before becoming the Residential & Marketing Director of Centrica Telecoms/One.Tel in 2004.
In 2006, Mr. Holliday-Williams joined RSA, becoming the UK Managing Director of Personal Lines in 2008, responsible for MORETH>N, Partnerships and the Broker businesses. In 2011, he moved to Copenhagen to become the CEO of RSA Group’s Scandinavian businesses, Codan A/S and Trygg-Hansa, he also became a member of the RSA Group Executive. In 2014, he moved to Direct Line Group (DLG) to became MD of the Personal Lines business, joining the Board of DLG in February 2017.
Mr. Holliday-Williams joined Aegon UK in October 2019, to take over as CEO. He is a member of Aegon’s Management Board since March 2020.

Astrid Jäkel (1977, German)
Chief Risk Officer of Aegon N.V. and member of the Management Board of Aegon N.V.
Astrid Jäkel joined Aegon as Chief Risk Officer (CRO) and member of the Management Board of Aegon N.V. on March 1, 2022.
Astrid Jäkel has almost 20 years of experience in the European and global insurance sectors. She joined Aegon from the international management consultancy firm Oliver Wyman where she was a partner in the European Insurance and Asset Management Practice, co-leader of the European Insurance Financial Effectiveness team as well as a member of the Board of Oliver Wyman’s Swiss subsidiary. Her consulting work focused on high-impact risk, capital, asset liability and investment management topics. Ms. Jäkel worked with leading European and global insurers on a broad range of projects to help transform and optimize their risk and balance sheet management capabilities for market, credit, insurance, and non-financial risks.
Her responsibilities include managing Aegon’s Group Risk and Actuarial functions, along with maintaining the Group’s Risk Management framework and overseeing the risk management capabilities.
Former Chief Risk Officer Allegra van Hövell-Patrizi was appointed CEO of Aegon the Netherlands on June 15, 2021.

Marco Keim (1962, Dutch)
CEO Aegon International and member of the Management Board of Aegon N.V.
Marco Keim began his career with accountancy firm Coopers & Lybrand/Van Dien, before moving to the aircraft manufacturer Fokker Aircraft and NS Reizigers, part of the Dutch railway company, NS Group. In 1999, he joined Swiss Life in the Netherlands as a Member of the Board, and was appointed
CEO three years later. Mr. Keim was appointed CEO of Aegon the Netherlands and member of Aegon´s Management Board in June 2008. From 2017 to 2020, Mr. Keim headed Aegon’s operations on mainland Europe. Since January 2020, Mr. Keim is responsible for Aegon’s business in Central and Eastern Europe, Spain and Portugal, Asia, and, since January 2022, Brazil. Mr. Keim is a former member of the Supervisory Board of Eneco Holding N.V.

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

Aegon Annual Report on Form 20-F 2021

Composition of the Boards

Elisabetta Caldera (1970, Italian)
Chief Human Resources Officer and member of the Management Board of Aegon N.V.
Elisabetta Caldera started her career in HR in 1994 at Foster Wheeler and soon moved to ABB Alstom.
In 2004, she joined Vodafone Italy where she was appointed Human Resources and Organization Director and member of the Management Board Vodafone Italy. Ms. Caldera moved to Vodafone Group in the UK as Human Resources Director
for the Global Technology function and finally was appointed as HR Director for Europe Cluster & Egypt since 2018.
Ms. Caldera joined Aegon as of June 1, 2021 as Chief HR Officer and member of Aegon’s Management Board, succeeding Ms. Carla Mahieu who stepped down as per June 1, 2021.
Ms. Caldera is a member of the Supervisory Board of Falck Renewable since 2014.

Will Fuller (1970, American)
CEO of Aegon Americas and member of the Management Board of Aegon N.V.
Will Fuller has almost 30 years of experience in financial services, including life insurance, annuities, retirement plans and wealth management. Prior to joining Aegon, Mr. Fuller served as Executive Vice President of Lincoln Financial Group. His responsibilities included leading growth strategies, product and distribution innovation, and governance. His previous experience also includes Merrill Lynch, where he was responsible for product and distribution for Wealth Management in the Americas.
Mr. Fuller was appointed as a member of Aegon’s Management Board in March 2021. He has been actively engaged in the financial services industry, most recently in forming the Alliance for Lifetime Income. He formerly served as board member of LL Global, Inc. (LIMRA/LOMA), Forum for Investor Advice, Money Management Institute, and Insured Retirement Institute.
Mr. Fuller succeeded Mr. Mark Mullin who stepped down as per March 31, 2021.

Bas NieuweWeme (1972, Dutch)
Global CEO of Aegon Asset Management and member of the Management Board of Aegon N.V.
Bas NieuweWeme was appointed Global CEO of Aegon Asset Management and Member of the Aegon N.V. Management Board in June 2019. Having obtained a Master of Laws (2000) and an Executive MBA in 2007, Mr. NieuweWeme has worked in global investment management for 20 years.
The majority of this time was spent in various management positions within ING Investment Management Americas and Voya Investment Management. In 2016, he was named
Global Head of the Client Advisory Group and a member of the management team at PGIM Fixed Income and Global Head of the Institutional Relationship Group at PGIM, Prudential Financial’s global investment management business. He serves as vice-chairman of the supervisory board of La Banque Postal Asset Management and is a member of the Board of Aegon Industrial Fund Management Co., Ltd (China).
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
Mr. Russell was appointed Chief Transformation Officer and member of the Management Board of Aegon N.V. on September 1, 2020.

Aegon Annual Report on Form 20-F 2021

Composition of the Boards

Members of the Supervisory Board

William L. Connelly (1958, French)
Chairman of the Supervisory Board
Chairman of the Nomination and Governance Committee Member of the Remuneration Committee
Mr. Connelly started his career at Chase Manhattan Bank, fulfilling senior roles in commercial and investment banking in France, the Netherlands, Spain, the United Kingdom, and the United States. He was appointed to Aegon’s Supervisory Board in 2017 and became Chairman in May 2018 and his current term ends in 2025.
He is also chairman of the Supervisory Board Nomination and Governance Committee and member of the Supervisory Board Remuneration Committee. Mr. Connelly is also an independent director at the Board of Directors of Société Générale, an independent director at the Board of Directors of Singular Bank S.A. (formerly known as Self Trade Bank S.A., non-listed) and Chairman of the Board of Directors of Amadeus IT Group S.A.
Mark A. Ellman (1957, American)
Member of the Nomination and Governance Committee
Member of the Risk Committee
Mark A. Ellman is a former Vice Chairman Global Origination of Bank of America/Merrill Lynch. Before joining Bank of America/ Merrill Lynch, he held various roles in the US insurance industry. These mostly entailed working in corporate finance at large US financial institutions, where he was engaged in M&A advice and transactions, together with equity and debt raisings for insurance companies. He was a Managing Director and Co-Head of the Global Financial Institutions Group of Credit Suisse First Boston, and a founding partner of Barrett Ellman Stoddard Capital Partners.
Mr. Ellman was appointed to Aegon’s Supervisory Board in 2017, and his current term ends in 2025. He is a member of the Supervisory Board Risk Committee and the Supervisory Board Nomination and Governance Committee. Mr. Ellman was a non-executive director of Aegon USA from 2012 to 2017.
Jack McGarry (1958, American)
Member of the Audit Committee
Member of the Remuneration Committee
Jack McGarry is a former actuary who spent the majority of his career at Unum Group, an NYSE-listed provider of workplace financial protection benefits. He has held various leadership roles in risk management, in finance, as CEO of Unum’s business in the United Kingdom, and CEO of Unum’s Closed Block.
His last position at Unum was as Chief Financial Officer. As CFO, he successfully led the transformation of the finance organization by outsourcing transactional processes, driving automation across the organization, implementing accounting and financial planning & analysis platforms and modelling, and navigating the company through the implementation of tax reform. This experience underscores his in-depth knowledge of the insurance industry and his integral perspective on managing an insurance company. During the 2021 AGM, Mr. McGarry was appointed to Aegon’s Supervisory Board, and his current term ends in 2025. Mr. McGarry is member of the Audit Committee and member of the Remuneration Committee.
Ben J. Noteboom (1958, Dutch)
Chairman of the Remuneration Committee
Member of the Risk Committee
Ben J. Noteboom worked for Randstad Holding N.V. from 1993 until 2014, where he was appointed member of the Executive Committee in 2001 and became CEO in 2003. Before joining Randstad, Mr. Noteboom worked for Dow Chemical in several international management functions between 1984 and 1993.
He started his career in 1982 at Zurel as management assistant. He was appointed to Aegon´s Supervisory Board in May 2015, and his current term ends in 2023. He is Chairman of the Supervisory Board Remuneration Committee and a member of the Supervisory Board Risk Committee.
Mr. Noteboom is Chairman of the Supervisory Board of Royal Vopak N.V. In addition, Mr. Noteboom is a member of the Board of Directors of VUmc Cancer Center Amsterdam and the Chairman of Stichting Prioriteit Ordina Groep. Mr. Noteboom is a former member of the Supervisory Boards of Wolters Kluwer N.V. and Royal Ahold Delhaize N.V.

Aegon Annual Report on Form 20-F 2021

Composition of the Boards

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
Mrs. Ramsay holds various Non-Executive Board positions. In 2013, she joined the board of Scottish Equitable – and as of 2017 also the boards of Aegon UK plc and Cofunds Ltd. – where she served as the Audit Committee Chair until May 14, 2020. Mrs. Ramsay was appointed to Aegon’s Supervisory Board in May 2020 and her current term ends in 2024. She is Chair of the Supervisory Board Audit Committee and a member of the Supervisory Board Risk Committee.
Mrs. Ramsay is senior independent director of the Board of Brit Syndicates Ltd (non-listed), a member of the Board of Directors of Aberdeen UK Smaller Companies Growth Trust Plc, and a member of the Board of Directors of Tesco Underwriting Ltd. (non-listed). Mrs. Ramsay is a member of the FCA Regulatory Decisions Committee and Member of the Payment Systems Regulator’s Enforcement Decisions Committee.
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
Mr. Wellauer is Chairman of the Board of Directors of SIX Group (non-listed). In addition, he serves as Chairman of the Board of Trustees of the University Hospital Zurich Foundation and Chairman of the International Chamber of Commerce in Switzerland.
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
Ms. Wortmann-Kool is a member of the Supervisory Board of Royal DSM N.V., and member of De Autoriteit Financiële Markten Capital Markets Advisory Committee. She was vice president of the European People’s Party until March 2018, member of the Advisory Council of the Centraal Bureau voor de Statistiek until June 2018, a member of the Supervisory Board of Het Kadaster until March 2021. Furthermore, she was the Chair of the Board of Trustees of Save the Children Netherlands until January 2022.
Dona D. Young (1954, American)
Chair of the Risk Committee
Member of the Nomination and Governance Committee
Dona D. Young is an executive/board consultant and retired Chairman, President and Chief Executive Officer of The Phoenix Companies, which was an insurance and asset management company at the time of her tenure. She was appointed to Aegon’s Supervisory Board in 2013, and her current term will end in 2023.
She is Chair of the Supervisory Board Risk Committee, and member of the Supervisory Board Nomination and Governance Committee.
Ms. Young is member and Lead Director of the Board of Directors of Foot Locker, Inc, serves as a member of the Board of Directors of Spahn and Rose (non-listed), and as a member of the Board of Directors of USAA (non-listed). Furthermore, Ms. Young is a member of the Audit Committee of the Board of Trustees of Save the Children US (non-listed), member of the Board of Save the Children International and Save the Children Association (non-listed) and a member of the Board of the National Association of Corporate Directors.

Aegon Annual Report on Form 20-F 2021

Report of the Supervisory Boar d

Report of the Supervisory Board
The Supervisory Board is entrusted with supervising and advising the Executive Board regarding management of the Company and overseeing Aegon’s strategy and the general course of its businesses.

Oversight and advice
The Supervisory Board is a separate independent corporate body, charged with the supervision of the Executive Board, of the general course of affairs and strategy of the Company, and of its businesses. In performing their duties, members of the Supervisory Board are guided by the interests of Aegon and the Company’s stakeholders.
The duties of the Supervisory Board with regard to the activities of members of the Executive Board are published in the Supervisory Board Charter, which is available on Aegon’s corporate website,
aegon.com
. The Supervisory Board makes recommendations to the General Meeting of Shareholders concerning all appointments and reappointments to, and dismissals from, both the Executive Board and the Supervisory Board.
In addition, the Supervisory Board determines the remuneration of individual members of the Executive Board in line with the Remuneration Policy adopted by the Company’s General Meeting of Shareholders. Overall accountability for Aegon’s remuneration governance also resides with the Supervisory Board, which is advised by its Remuneration Committee. This includes the responsibility for designing, approving, and maintaining the Aegon Group Global Remuneration Framework, including the remuneration policies for the Executive Board and Heads of Group Control functions.
Corporate governance
Details of Aegon’s corporate governance structure and a summary of how the Company complies with the Dutch Corporate Governance Code can be found on pages 32-35 of this Annual Report and in the Corporate Governance Statement published on
aegon.com
.
Composition of the Supervisory Board and Executive Board
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
An overview of the composition of the Supervisory Board in 2021 can be found on pages 39-48 of this Annual Report. The retirement schedule and other information about members of the Supervisory Board are available on aegon.com.
During the 2021 Annual General Meeting (AGM), several members were (re)appointed to the Supervisory Board. Mr. Jack McGarry was appointed as new Supervisory Board member for a term of four years until the end of the AGM to be held in 2025. Mr. William Connelly and Mr. Mark Ellman were reappointed for another term of four years until the end of the AGM to be held in 2025. Following two previous 4-year terms, Ms. Dona Young was reappointed for another term of two years until the end of the AGM to be held in 2023. In proposing the reappointment for approval to the AGM, the Supervisory Board considered the constructive and active way in which Ms. Young contributes as a member of the Supervisory Board and as Chair of the Risk Committee. Ms. Young’s extensive knowledge of the Aegon organization, her experience from other non-executive positions, and her expertise in the areas of governance, board succession planning and board composition also supported the proposal for reappointment.
An induction program for new Supervisory Board members is in place. The program is regularly updated to reflect changes in the environment in which Aegon operates, including regulatory changes. The program is tailored to the needs of individual Board members.
Executive Board
The Executive Board consists of Mr. Lard Friese, Chief Executive Officer (CEO) and Chairman of the Executive Board, and Mr. Matthew J. Rider, Chief Financial Officer (CFO). During the Annual General Meeting on June 3, 2021, Mr. Matthew J. Rider was reappointed as member of the Executive Board for a term of four years until the end of the AGM to be held in 2025. Members of the Executive Board are appointed by shareholders for a term of four years, with the option of reappointment for additional four-year terms. The appointment schedule and other information about members of the Executive Board are available on
aegon.com
.

Aegon Annual Report on Form 20-F 2021

Report of the Supervisory Boar d

Board meetings
Attendance overview
The 2021 Supervisory Board members’ attendance overview is provided in the table below.

Name	Regular SB meeting	Audit Committee	Member	Risk Committee	Member	Combined Audit & Risk Committee	Remuneration Committee	Member	Nomination & Governance Committee	Member	Additional SB mtgs. / calls
Total no. Mtgs.	7	5		4		1	6		6		2
SB members 1)
Mr. William Connelly	7/7						6/6	v	6/6	Chair	2/2
Mr. Mark Ellman	7/7			4/4	v	1/1			6/6	v	2/2
Mr. Jack McGarry 2)	3/3	2/2	v			1/1	3/3	v			2/2
Mr. Ben Noteboom	7/7			4/4	v	1/1	6/6	Chair			2/2
Ms. Caroline Ramsay	7/7	5/5	Chair	4/4	v	1/1					2/2
Mr. Thomas Wellauer	7/7	5/5	v			1/1	6/6	v			2/2
Ms. Corien Wortmann	7/7	5/5	v			1/1			6/6	v	2/2
Ms. Dona Young 2)	7/7	3/3		4/4	Chair	1/1			6/6	v	2/2
1	The Supervisory Board is a separate independent corporate body, consisting of 8 members on December 31, 2021.
2	Where a Supervisory Board member retired from the SB, stepped down from a Committee or was appointed throughout the year, only meetings during his / her tenure are taken into account.

Members of the Executive Board and Management Board regularly attended the Supervisory Board meetings held in 2021. At the request of the Supervisory Board, other Company executives attended the meetings to report on specific topics. Representatives from Aegon’s external auditor PwC attended the March 2021 Supervisory Board meeting on Aegon’s 2020 Annual Report. PwC also attended all 2021 Audit Committee meetings, including the combined Supervisory Board Audit and Risk Committee meeting. Regular Board meetings were preceded or followed by meetings attended only by members of the Supervisory Board and the Chief Executive Officer. Furthermore, the Supervisory Board held meetings without Executive Board or Management Board members present.
Highlights and activities
Key topics discussed during the 2021 Supervisory Board meetings were Aegon’s quarterly results and annual reporting, Aegon’s strategy, the main business risks, IT, regulatory developments, acquisitions and divestments, human resources items, the approach to sustainability and responsible investments, and the ongoing COVID-19 developments.
The Supervisory Board regularly and actively discussed the long-term value creation strategy and transformation with the Executive Board and the Management Board, and closely monitored its execution, the risks involved in its execution, and any opportunities to further enhance the strategy. The Company’s strategy is routinely discussed. On the request of the Supervisory Board, deep dives were provided on strategic topics and the Supervisory Board was involved in strategic deliberations and decision making. Plans and projects were discussed during executive sessions and in regular meetings, together with the strategic focus for all operating segments. Focus areas included, amongst others, building and maintaining clear strategic focus, the improvement of the operational performance – including the further reduction of addressable expenses, building strength in Strategic Assets, realizing growth, reducing the risk profile and the further strengthening of the balance sheet. The Supervisory Board monitors the implementation of the strategy by discussing the progress, risks, opportunities, and achievements on a quarterly basis with the regional CEOs and the Executive Board. Also, the progress is reflected in the regular risk reports, the HR updates, and the financial reporting. The Supervisory Board was informed about the annual Global Employee Survey, which was conducted at the end of 2021. The Supervisory Board discussed the outcome of this survey in detail in the first quarter of 2022.
Acquisitions and divestments were regularly discussed in the context of the execution of the strategy. The Supervisory Board supports the active management of the business portfolio, including acquisitions, the sale of underperforming businesses, and the disposal of entities no longer consistent with Aegon’s strategy. During the year, the Board discussed various M&A and balance sheet transactions, including but not limited to the completion of the divestment of Stonebridge, the UK-based provider of accident insurance products, developments in relation to the sale of the Central Eastern European business to Vienna Insurance Group AG, the sale of the US portfolio of fintech and insurtech companies, the wind down of the Irish corporate insurance entity, the reinsurance of part of the longevity risk in the Netherlands, and management actions to release capital and increase the predictability of capital generation from the US variable annuity business.

Aegon Annual Report on Form 20-F 2021

Report of the Supervisory Boar d

In more detail, Supervisory Board discussions included the following topics in 2021:
♦	COVID-19 developments;
♦	Strategy, including Aegon’s long-term value creation based on the three core markets, three growth markets and one global asset manager, its responsible business strategy and business reviews;
♦	Approach to sustainability and the setting of Group wide commitments;
♦	Acquisitions, divestments, and the strategic direction of Aegon’s businesses;
♦	Executive Board and senior management succession planning;
♦	Executive remuneration, including the remuneration framework;
♦	Composition of the Supervisory Board, including the Board’s effectiveness;
♦	Corporate Governance;
♦	Human resources, including talent development, results of the global employee survey, organizational health developments, cultural change, and inclusion and diversity;
♦	Annual and quarterly results, dividends, and the Company’s Medium Term Plan, including the 2022 budget, the capital plan and the funding plan;
♦	Capital generation and solvency capital positions, including the impact of COVID-19, management actions, and developments in the financial markets;
♦	Enterprise risk management, cybersecurity and information security risks, and the risks related to the execution of the strategy within the Company;
♦	Investor relations, including Aegon’s shareholder base, market analysis and roadshow feedback;
♦	Legal, regulatory and compliance topics, including Aegon’s engagement with regulators;
♦	Highlighted topics by Supervisory Board Committees;
♦	Regulatory changes at both a regional and global level;
♦	Tax policy and tax developments; and
♦	Technology, including the technology strategy, IT Security, technological developments, and innovations.
Results and budget
In February 2021, the Supervisory Board convened to discuss the fourth quarter 2020 results. In March 2021, the Supervisory Board, in the presence of PwC, reviewed and adopted Aegon’s 2020 Annual Report, the Consolidated Financial Statements of Aegon N.V., and the Financial Statements of Aegon N.V. In May, August and November, the Supervisory Board reviewed Aegon’s first, second and third quarter 2021 results respectively based on the recommendation of the Audit Committee.
In December 2021, the Supervisory Board and Management Board reviewed the Company’s Medium Term Plan, which included the budget and capital plan for 2022. The Boards took note of the uncertainties and challenges in the coming years as described in the Plan. These included, among others: ongoing COVID-19 developments, increased regulatory requirements, execution risk,
and developments in the interest rates, credit markets, and equity markets.
The Board discussed Aegon’s capital generation and capital projections, together with the continued focus on cost efficiency. The Supervisory Board supported the Medium Term Plan and approved the Budget for 2022. The Board also approved the 2022 funding plan and authorized the Executive Board to execute on it in 2022. The full-year results reported in this Annual Report were discussed in the March 2022 meeting in the presence of PwC.
Sustainability
Sustainability was further embedded as a central pillar within the company strategy through integration of ESG topics in the strategy. Developments were regularly discussed during the Supervisory Board meetings. In 2021, and on the request of the Supervisory Board, the Supervisory Board received an educational session on developments in the sustainability landscape. Through its Nomination and Governance Committee, the Supervisory Board is advised and kept apprised of business and regulatory developments in this area. The Supervisory Board is supportive of Aegon’s approach to sustainability, and sustainability topics will receive ongoing attention from the Supervisory Board. This includes, amongst others, overseeing the progress made on the sustainability agenda, discussing the further development of related non-financial controls, and overseeing the progress on the Net-Zero Asset Owner Alliance commitments.
Legal, compliance and regulatory affairs
In 2021, the Supervisory Board and the Audit Committee discussed compliance, regulatory and legal topics relating to the Americas, Europe, UK, Asia, and Asset Management with management, the General Counsel, the Global Head of Compliance and the Global Head of Operational and Model Risk. In particular, the Board discussed the state of the Legal and Compliance functions, Compliance risks, Fraud and Financial crime including know your customer and ultimate beneficial owner requirements, anti-money laundering (AML), and whistle-blower reports. An overview of the topics discussed in the field of Risk Management can be found in the Audit Committee and Risk Committee sections below.
The Chairmen of the Supervisory Board, the Audit Committee and the Risk Committee held two meetings with the group supervisor, the Dutch Central Bank (DNB), one in May and one in November 2021.
Educational sessions
The Board and its Committees received updates and presentations on topics including sustainability, climate change, diversity, financial crime and AML, IT strategy, IFRS 17, tax, and cultural change and organizational health programs. In addition to these updates and presentations provided by the Company, the members of the Supervisory Board gathered general information on industry developments by participating in networks, reading independent reports, and sharing knowledge with other Board members within and

Aegon Annual Report on Form 20-F 2021

Report of the Supervisory Boar d

outside Aegon. Also, the Board took notice of the trending topics provided in the reports of the external auditor. These topics included, for example, reporting on non-financial information, the approach to sustainability, trends in the US Insurtech, climate related financial disclosures, risks for the insurance industry, and the impact of IFRS 17 transformation projects. Furthermore, the Supervisory Board and Executive Board members were included in all staff training, such as the Code of Conduct and Speak up awareness exercises.
Focus items for 2022
In 2022, the Supervisory Board will, amongst others, focus on the further developments related to the
Financial and Strategic Assets, and the management actions that support the long-term value creation. Given the fast-moving IT environment, in particular the areas of information security and cybersecurity. Furthermore, the Board will closely follow the developments related to the reporting of non-financial information, which includes sustainability reporting. Regulatory developments, risk, and compliance will receive appropriate attention. Through the Audit Committee, the Board will also closely follow the developments regarding the implementation of IFRS 17. Other items that will receive special attention in 2022 are cultural change and the wellbeing of employees.
Board review
The Supervisory Board undertakes an internal review of Board effectiveness on an annual basis. An external assessment takes place every three to four years. The 2021 (internal) assessment was based on a survey completed by Supervisory Board members and Management Board members, as well as interviews with all Supervisory Board members. The Board reviewed and assessed how the Board functions as a whole, the composition of the Board, the quality of information presented to the Board, the functioning of its Committees, and the interaction of the Board with the Executive and Management Board. The results of the assessment were discussed in February 2022, and the Supervisory Board will act on the observations and recommendations that were listed in the assessment report (e.g. organizing educational sessions in line with further education needs, addressing the identified focus areas of supervisors, and following up on further improvement of meeting materials).
Outside the presence of the Executive Board, the Supervisory Board reviewed the performance (results) of the individual members of the Executive Board and Management Board over the preceding calendar year in February 2022. In addition, the Executive Board evaluated its own functioning as a whole and that of the individual Executive Board members as well. The performance of the members of the Executive and Management Boards was also discussed regularly during the year. During these reviews, the Executive Board and the Supervisory Board also identified areas for which Board members – or the Board as a whole – could require training or education.
Supervisory Board Committees
The Supervisory Board has four Committees that report into the Supervisory Board meetings. Supervisory Board members receive all minutes of the Committee meetings, and the Board discusses the items reported by the Committees.
The four Committees are the:
♦	Audit Committee;
♦	Risk Committee;
♦	Nomination and Governance Committee; and
♦	Remuneration Committee.
The Risk Committee is responsible for supervising the activities with respect to the Company’s enterprise risk management framework and internal control systems. The Audit Committee primarily relies on oversight and advice from the Risk Committee for these topics, which is in line with the Dutch Corporate Governance Code.
The Audit Committee
The Committee confirmed that all of its members qualified as independent according to Rule 10A-3 of the SEC. The Chair of the Audit Committee qualifies as a financial expert according to the Sarbanes-Oxley Act in the United States and the competence in accounting and auditing according to the Audit Committee Decree 2016 (‘Besluit instelling auditcommissie’), section 2(3).
Role and responsibilities
As Aegon has both an Audit Committee and a Risk Committee, the risk management responsibilities outlined in the Dutch Corporate Governance Code are assigned to the Risk Committee. With regard to the oversight of the operation of the risk management framework and risk control systems, including supervising the enforcement of relevant legislation and regulations, the Audit Committee operates in close coordination with the Risk Committee. Certain Board members participate in both committees and a combined meeting of the Audit and Risk Committees is scheduled on an annual basis.
The main role and responsibilities of the Audit Committee are to assist and advise the Supervisory Board in fulfilling its oversight responsibilities regarding:
♦	The integrity of the consolidated quarterly, half-yearly and full-year financial statements and financial reporting processes;
♦	Internal control systems and the effectiveness of the internal audit process; and
♦	The performance of the external auditors and the effectiveness of the external audit process, including monitoring the independence and objectivity of the external auditor.
The Audit Committee reports to the Supervisory Board on its activities, identifying any matters about which it considers action or improvements are needed, and making recommendations

Aegon Annual Report on Form 20-F 2021

Report of the Supervisory Boar d

as to the steps to be taken. For more information about the functioning of the Audit Committee, please see the Audit Committee Charter on
aegon.com
.
Committee meeting attendance
Audit Committee meetings were attended by, amongst others, the members of the Audit Committee, Aegon’s Chief Financial Officer, the Head of Corporate Financial Center, the Chief Risk Officer, the Chief Internal Auditor, and partners of PwC, Aegon’s external auditor.
Members of Aegon’s Group Risk, Group Legal, Group Compliance, Investor Relations, Group Tax, Human Resources, Actuarial, and Business departments regularly attended Audit Committee meetings. Aside from the Audit Committee meetings, additional sessions were held with internal and external auditors, and the Global Head of Compliance, without management being present.
Financial Reporting
In discharging their responsibilities with regards to the 2021 interim and full year financial statements, the Audit Committee:
♦	Reviewed and discussed the management letter and follow up actions with the Executive and the Management Board, Internal Audit, and PwC;
♦	Discussed PwC’s interim report leading to a review opinion on the interim financial statements;
♦	Considered presentations on various topics by local business unit managers and chief financial officers;
♦	Reviewed and discussed areas of significant judgments in the preparation of the financial statements, including, in particular: Solvency II, investment valuation and impairments, accounting changes, economic and actuarial assumption setting, and model validations; and
♦	Reviewed and approved the internal and external audit plans for 2021 and monitored execution, including progress in respect of recommendations made.
The Audit Committee was satisfied with the explanations provided by the Executive and Management Board, Internal Audit, and PwC, and conclusions reached. Recurring items on the Audit Committee agenda in 2021 were Solvency II developments, controls, capital and liquidity, the quarterly legal and compliance reports, and the IFRS 17 implementation progress. Other items included tax updates, capital plans, funding plans, the EIOPA stress test results, the systemic integrity risk assessment, the Annual Report, the AFM (non-) financial reporting supervision, management actions focusing on releasing capital and increasing the predictability of capital generation from the US variable annuity business, and the performance review of the internal audit function and external auditor.
Risk management and internal controls
With respect to their oversight of internal controls (other than those where oversight is carried out via the Risk Committee), the Audit Committee:
♦	Discussed quarterly updates on the activities of the internal audit function, together with details of progress on internal audits with the internal auditor. Areas of focus include the Internal Audit strategy, audit planning process, Internal Audit charter, Internal Audit functional governance, quality assurance reviews, issue tracking and resolution, control environment, and results of audits in the areas of information and cybersecurity, Solvency II, third party management and administration partnerships, General Data Protection Regulation, performance management and integrity;
♦	Reviewed the internal control framework, among others with respect to the Sarbanes-Oxley Act; and
♦	Discussed the internal control statement with the Executive Board.
External audit effectiveness
The external auditor has been appointed by the shareholder for the period 2021-2023. In 2021, the Audit Committee started the preparations for the mandatory auditor rotation process in line with regulations as the current auditor is nearing the maximum audit term of 10 years, ending after the audit of Aegon’s financial statements over 2023. Aegon has well-established policies on audit effectiveness and independence of auditors that set out, among other things:
♦	The review and evaluation of the external auditor and the lead partner of the external audit team on at least an annual basis;
♦	Non-audit services performed by the external auditor; and
♦	Rotations of the external auditor and lead partner.
For more information about the policies relating to the effectiveness and independence of the external auditor, please see Annexes A, B and C of the Audit Committee Charter on
aegon.com
.
The Risk Committee
Role and responsibilities
The main role and responsibilities of the Risk Committee are to assist and advise the Supervisory Board in fulfilling its oversight responsibilities regarding the effectiveness of the design, operation, and appropriateness of both the Enterprise Risk Management (ERM) framework and the internal control systems of the Company and the subsidiaries and affiliates that comprise the Aegon Group. This includes:
♦	Risk strategy, risk tolerance, and risk governance;
♦	Product development and pricing;
♦	Risk assessment;
♦	Risk responses and internal control effectiveness;
♦	Risk monitoring; and
♦	Risk reporting.
Furthermore, the Risk Committee regularly reviews risk exposures as they relate to capital, earnings, liquidity, operations, and

Aegon Annual Report on Form 20-F 2021

Report of the Supervisory Boar d

compliance with risk policies. The Company’s risk management is an important topic for the Supervisory Board.
The Risk Committee works closely with the Audit Committee. One combined meeting was held in December 2021.
The combined meeting focused on the 2022 global risk plan, model validation, information security, cloud governance and controls, and system of governance.
For more information about the functioning of the Risk Committee, please see the Risk Committee Charter on
aegon.com
.
Committee meetings attendance
The Company’s Chief Executive Officer and Chief Risk Officer attended all the Committee meetings. The Chief Financial Officer assumed the Management Board responsibilities for Risk Management (on an interim basis) as per June 15, supported by the Head of Operational & Model Risk management. Both attended all the Committee meetings as per this date. The Chair of the Risk Committee granted the Global Chief Audit Executive a standing invitation to all the Risk Committee meetings. Other Management Board members and senior managers attended the meetings when relevant for the discussion.
Risk management and Internal controls
Recurring items on the Risk Committee agenda in 2021 were risk exposure information, risk policy compliance monitoring, risks associated with IT and information security, as well as risks associated with COVID-19 and strategic change programs in the company. The Risk Committee assessed the effectiveness of the design and operation of the ERM framework and internal control systems in 2021 by:
♦	Discussing the quarterly risk dashboard, including all material group level risks, with the Executive Board, Chief Risk Officer, and relevant senior managers. The material group level risks consisted of financial, underwriting, and operational risks, including cybersecurity and information security risk. Specific attention was paid to the regulatory roadmap of Aegon the Netherlands, and to hedging, especially in relation to the US Variable Annuity book;
♦	Assessing a quarterly dashboard that outlined risks with regards to the execution of the strategic change programs in each region, and how those risks were monitored and mitigated;
♦	Reviewing the Group risk appetite, which consists of the risk strategy, risk tolerances and indicators; and
♦	Reviewing the risk governance structure and risk competencies, including the skills and resources necessary for the risk function.
The Risk Committee also discussed several regulatory topics, including the DNB Focus! report and actions in the context of the Risk Function and the plan to reduce interest rate risk in the US. The Risk Committee furthermore spent time on the identification and monitoring of non-financial risks, assumption and model changes, the actuarial function report, cloud governance and its control framework, data protection, the impact of market risk on the annual budget plan, reinsurance developments, risks related to the performance improvement program and to third party management, and on a number of important asset and liability management and hedging topics across the Group. In addition, the Risk Committee dedicated time to wider global developments, such as geopolitical environment, risks associated with the COVID-19 pandemic, and the development of financial markets in 2021, including the impact of rising inflation.
The Nomination and Governance Committee
Role and responsibilities
The main role and responsibilities of the Nomination and Governance Committee are to assist and advise the Supervisory Board in fulfilling its responsibilities in the areas of Human Resources Management and Corporate Governance. This includes:
♦	Board member and senior management succession planning;
♦	Drawing up selection criteria and procedures for the appointment of Board members, together with supervising the selection criteria and procedures for senior management;
♦	Advising on and proposing nominations, appointments, and reappointments;
♦	Assessing and advising on the approach to sustainability as part of the corporate strategy and overseeing the execution thereof;
♦	Reviewing and updating the Supervisory Board profile and charters for the Supervisory Board and its committees;
♦	Periodically assessing the functioning of individual members of the Supervisory Board and the Executive Board;
♦	Overseeing the corporate governance structure of the Company, compliance with the Dutch Corporate Governance Code and any other applicable corporate governance legislation and regulations.
Committee meetings attendance
In addition to the committee members, these meetings were attended in whole or in part by the CEO, the Global Head Human Resources, and the General Counsel.
Supervisory Board related activities
The Nomination and Governance Committee discussed the composition of the Supervisory Board and its Committees, thereby addressing succession planning and diversity. The profiles of Supervisory Board members, as well as their capabilities, also in terms of working collectively with other members of the Supervisory Board, were debated by the Committee.
With the appointment of Mr. McGarry and the re-appointments of Ms. Young, Mr. Connelly, and Mr. Ellman, a well-balanced composition in terms of gender diversity, nationality, and backgrounds has been ensured, which furthermore does justice to the geographical spread of Aegon’s activities. With the appointment of Mr. McGarry, the desired criteria of a candidate with a background in US (life) insurance, and qualifying as a financial expert, have been met.

Aegon Annual Report on Form 20-F 2021

Report of the Supervisory Boar d

The Supervisory Board has noted the new Act on Diversity and is following up on this Act accordingly when addressing (re)appointments, if so required. In future searches for a new Supervisory Board member, the Committee continues to strive for a diversified composition, also beyond gender diversity.
A Supervisory Board competency overview is published on
aegon.com
.
Executive and Management Board related activities
During 2021, the Nomination and Governance Committee supported the intention to propose the re-appointment of Mr. Matt Rider as CFO of Aegon N.V. to the 2021 AGM of shareholders. The Committee also reviewed the composition of the Management Board and was informed – and consulted on – the succession of multiple Management Board vacancies, and on certain appointments of key management.
The Committee was also kept apprised of major organizational changes, developments in employee engagement, and talent management. The Committee was thereby informed about the annual Global Employee Survey, which was conducted at the end of 2021.
Further to the activities mentioned above, the Nomination and Governance Committee discussed senior management team developments and governance matters and structures, also in relation to the material business units and functions.
The Nomination and Governance Committee also reviewed the important outside board positions of the members of the Management and Supervisory Boards and discussed specific appointments to important outside board positions where applicable.
Sustainability
Sustainability and ESG were a regular agenda topic in Committee meetings. In 2021, the Committee was kept apprised of regulatory and business developments in this area and discussed at length the regulatory framework and reporting standards as being developed in both Europe and the US, and the impact thereof on Aegon. In consultation with the Committee, an ESG roadshow was held in December 2021 and January 2022, during which input was gathered by the Head of Sustainability and the Head of Investor Relations from stakeholders on Aegon’s sustainability approach. As part of such ongoing dialogue with stakeholders, the feedback from shareholders, proxy advisors, and interest groups was discussed with the Committee.
The Committee discussed and supported Aegon’s approach to sustainability, and in particular the commitment to join the Net-Zero Asset Owner Alliance, a UN-convened group of institutional investors committed to transitioning their portfolios to net-zero greenhouse gas emissions by 2050. The Supervisory Board was advised by the Committee accordingly.
Diversity
Enhancing diversity in the Executive, Management and Supervisory Boards is an important goal for Aegon. Selection and appointment are based on expertise, skills and relevant experience, and the Supervisory Board takes diversity into account with a view to achieving its aim of having a balanced Supervisory, Executive and Management Board composition.
In 2017, the Supervisory Board adopted a diversity policy for the Executive, Management and Supervisory Boards. The purpose of the diversity policy is to have a more balanced and diverse composition of the Supervisory Board, the Executive Board, and the Management Board in terms of nationality, age, gender and educational, professional, and geographical background and experience of the individual members. The Committee strives to have at least 30% female and male representation in the Supervisory Board, the Executive Board, and the Management Board.
In 2021, the Committee discussed the New Act on Diversity aimed at improving gender diversity in (boards of) Dutch companies and will review the implementation thereof within Aegon.
In the current Supervisory Board composition, there are three female members out of eight members in total (meeting the requirement under Dutch law that at least one third of the Supervisory Board positions should be filled by women and at least one third by men). With the appointment of a new Chief Risk Officer as of March 1, 2022 and the appointment of the new Chief Technology Officer (as of February 7, 2022), there are four female members out of twelve Management Board members in total (– achieving the minimum female presentation that Aegon strives for in the Management Board).
When identifying candidates for open positions in the Executive and Supervisory Boards, the Committee actively searches for female candidates. It also instructs external search firms to present female candidates. More information on diversity within the Board is available in the Supervisory Board Composition and Competency overview and in Chapter 7 (Diversity) of the Corporate Governance Statement – as published on
aegon.com
.
The Remuneration Committee
Role and responsibilities
The main role and responsibilities of the Remuneration Committee are to advise the Supervisory Board and prepare decisions to be taken by the Supervisory Board. The Committee is designated to safeguard sound remuneration policies and practices within the Company by overseeing the development and execution of these policies and practices. In order to ensure that the remuneration policies and practices take all types of risks properly into account, in addition to considering liquidity and capital levels, the Remuneration Committee assesses in particular the remuneration governance processes, procedures and

Aegon Annual Report on Form 20-F 2021

Report of the Supervisory Board

methodologies adopted. Furthermore, the Committee ensures that the overall remuneration policy is consistent with the longer-term strategy of the Company and the longer-term interests of its shareholders, investors, and other stakeholders. This includes:
♦	Reviewing the Aegon Group Global Remuneration Framework and making recommendations on the remuneration policies;
♦	Overseeing the remuneration of the Executive Board and Heads of Group Control functions;
♦	Preparing recommendations regarding variable compensation both at the beginning and at the end of the performance year; and
♦	Preparing the information provided to shareholders on remuneration policies and practices, including the Remuneration Report.
The Remuneration Committee also oversaw the further application, implementation and approval of Aegon’s Group Global Remuneration Framework and the various policies and procedures related to it, including the Remuneration Policy for Material Risk Takers (Identified Staff). The above included:
♦	Setting the outcome of the 2020 Group Performance Indicators and of the 2020 Individual Performance Indicators for Executive Board members, and allocating variable compensation related to 2020 where required;
♦	Setting the 2021 Individual Performance Indicators for Executive Board members;
♦	Setting the 2021 Group Performance Indicators and targets for remuneration purposes;
♦	Preparing for the 2022 performance indicators;
♦	Reviewing and/or approving the ex-ante risk assessments and ex-post assessments, any exemption requests (e.g. sign-on arrangements) under the remuneration policies, and changes to the list of Material Risk Takers (Identified Staff); and
♦	Reviewing the related Remuneration Report.
In addition, the Remuneration Committee discussed developments with respect to possible new regulations pertaining to remuneration.
Committee meetings attendance
In addition to the committee members, these meetings were attended in whole or in part by the CEO, the Global Head Human Resources, and the General Counsel.
Annual Accounts
This Annual Report includes the Annual Accounts for 2021, which were prepared by the Executive Board and discussed by both the Audit Committee and the Supervisory Board. The Annual Accounts are signed by the members of the Executive Board and the Supervisory Board and will be placed on the agenda of the 2022 Annual General Meeting of Shareholders for adoption. The Supervisory Board recommends that shareholders adopt the annual accounts.
Acknowledgement
The members of the Supervisory Board would like to reiterate their appreciation for the continued dedication shown by the Executive Board, management, and all employees of Aegon to its customers, during another year that was characterized by challenges and uncertainty.
The Hague, the Netherlands, March 21, 2022
William L. Connelly
Chairman of the Supervisory Board of Aegon N.V.

Aegon Annual Report on Form 20-F 2021

Remuneration Report

Remuneration Report
The 2021 Remuneration Report from our Remuneration Committee, on behalf of the Supervisory Board

Introduction
This report has been prepared by the Remuneration Committee of the Supervisory Board, which was led by the Committee’s Chairman Mr. Ben J. Noteboom and was approved by the Supervisory Board. In the first chapter, the Remuneration Committee presents an overview of the business and remuneration highlights in 2021 and a look ahead to 2022. This is followed by chapter two which contains a general introduction to remuneration at Aegon. The third chapter is the 2021 Supervisory Board Remuneration Report, which contains a summary of the Supervisory Board Remuneration Policy that was applicable in 2021 and the Supervisory Board remuneration over the recent years. In chapter four, the 2021 Executive Board Remuneration Report provides a summary of the Executive Board Remuneration Policy that was applicable in 2021, the Executive Board remuneration over the recent years and the 2022 Executive Board performance indicators.
1. Business and remuneration highlights
This chapter presents an overview of the business and remuneration highlights in 2021 and a look ahead to 2022.
2021 Business highlights
In 2021, Aegon demonstrated solid progress against its strategic and financial objectives. The measures that Aegon has taken to improve its operational performance and reduce its risk profile, together with support from favorable markets, resulted in free cash flows of EUR 729 million for the full year 2021, well ahead of the previous guidance. The operating result for 2021 amounted to EUR 1,906 million, an increase of 11% compared with last year as a consequence of business growth, expense savings, and favorable equity markets, despite a more adverse mortality result in the United States, which was driven by the COVID-19 pandemic. To date, Aegon has executed 844 out of approximately 1,200 performance improvement initiatives, split between 649 expense initiatives and 195 growth initiatives. The expense savings initiatives drove a EUR 244 million reduction in addressable expenses in 2021 compared with the base year 2019. Aegon’s growth initiatives are aimed at improving customer service, enhancing user experience, and developing new products. These growth initiatives contributed EUR 115 million to the operating result in 2021. The increase of the market consistent value of new business from EUR 262 million in 2020 to EUR 538 million in 2021 was mainly driven by the Unites States due to increasing sales in Life and the decision to stop selling variable annuities with significant interest rate sensitive riders.

Business performance highlights	2021	2020
Free cash flows (in EUR million)	729	530

Operating result (in EUR million)	1,906	1,710

Addressable expenses (in EUR million)	2,903	2,986

Market consistent value of new business (in EUR million)	538	262

2021 Remuneration highlights
At the Annual General Meeting of Shareholders on June 3, 2021, shareholders were asked to cast an advisory vote on the Remuneration Report for the second time. The 2020 Remuneration Report was approved with 97.99% of the votes cast, which was a significant increase compared to 2019 (83.79%). Following feedback from several large shareholders regarding the 2019 report, the 2020 report included more information in the remuneration highlight section and more information was disclosed on the calculation of variable compensation for the Executive Board in chapter four. Aegon continued with shareholder engagement regarding the remuneration report and made a few updates to this report to make it more concise and easier to read.
In 2021 Aegon paid out EUR 168 million in variable compensation and 22 employees received EUR 1 million or more in total annual compensation (i.e. the sum of fixed compensation, variable compensation and pension contributions paid in 2021). These employees worked for Aegon’s Corporate Center, Aegon Americas, Aegon UK and Aegon Asset Management.
For the period during which the individual served as Executive Board member in 2021, Mr. Friese received EUR 1,485,000 in fixed compensation (2020: EUR 931,071 for 7.5 months) and Mr. Rider received EUR 968,394 (2020: EUR 940,950). For Mr. Rider this included a 5% increase per June 2021. Mr. Friese’s fixed compensation level was not changed during 2021. For that same period, Mr. Friese was allocated EUR 3.5 million in total compensation (2020: EUR 2.0 million for 7.5 months) and Mr. Rider EUR 2.3 million (2020: EUR 2.0 million).

Aegon Annual Report on Form 20-F 2021

Remuneration Report

The 2021 CEO pay ratio was 28.0 (2020: 32.2, 2019: 32.8). This ratio was based on the EU-IFRS remuneration expenses for Mr. Friese and for Aegon’s employees in 2021, which have been audited. The annual expenses for Mr. Friese’s total compensation were EUR 2.9 million (2020: EUR 3.5 million). The average expenses for the employees’ total compensation were EUR 105 thousand (2020: EUR 110 thousand), which were calculated by:
♦	The total IFRS remuneration expenses for all employees, which are the total employee expenses (see Note 14) minus the CEO remuneration expenses: EUR 1.897 million – EUR 2.9 million = EUR 1.894 million.
♦	Divided by the number of employees in scope, which are the total number of employees minus employees in joint ventures and associates (as their expenses are not included in Note 14 given the partial consolidation for these businesses) and minus the CEO: 22,271 – 4,228 – 1 = 18,043 employees.
The Remuneration Committee took note that certain factors have influenced the CEO pay ratio. Last year, Mr. Friese’s annualized annual remuneration expenses were higher because these included EUR 0.9 million for his sign-on arrangement, while these expenses were EUR 0.1 million in 2021. As a result of our company-wide transformation program, we have seen a combination of reductions, shifts and increases in our workforce. Because the CEO pay ratio is influenced by a constantly changing international employee population, with the majority of employees based outside the Netherlands, the Committee does not have a preferred ratio. Instead, all compensation within Aegon (including for the Executive Board members) should be in line with the relevant internal and external references for the relative weight of the position, its responsibilities and characteristics as well as the employee’s qualifications, experience, and performance.
Looking ahead to 2022
In accordance with the Supervisory Board remuneration policy, the fees for the Supervisory Board members have been indexed with 5% per January 2022, in response to the economic developments in the last three years (2019-2021). The last change to these fees was in January 2019.
In accordance with the Executive Board remuneration policy, Mr. Friese’s fixed compensation has been increased by 5% per January 2022 from EUR 1,485,000 to EUR 1,559,250. The increase will keep Mr. Friese aligned with internal and external compensation levels, economic developments (e.g. inflation) and changes to the compensation levels of other senior managers within Europe and in the Netherlands. There are no changes foreseen to the compensation package of Mr. Rider in 2022.
Aegon will monitor the development of rules, regulations and guidance that could affect Aegon’s remuneration policies. This includes the finalization of the European Committee’s guidelines on the standardized presentation of the remuneration report.
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
Aegon’s remuneration policies are derived from the GRF, which includes the Executive Board Remuneration Policy and local business Remuneration Policies. These policies define specific terms and conditions for the employment of Aegon’s employees across the various countries and local businesses. All steps in the remuneration process are governed by the GRF and its underlying policies. Staff from Human Resources, Risk Management and Compliance are involved in all steps of the process.
Human Resources Strategy
In order to support the Aegon Strategy and local business objectives, the Aegon Group Human Resources Strategy contains the following remuneration-related goals:
♦	Attract, retain, motivate, and reward a highly qualified and diverse workforce;
♦	Align the interests of executives, managers and all other employees with the business strategy and risk tolerance, the values and the long-term interests of Aegon;
♦	Provide a well-balanced and performance-related compensation package to all employees, taking into account shareholder and other stakeholder interests, relevant regulations, the corporate responsibilities and Aegon’s purpose, values and behaviors.

Aegon Annual Report on Form 20-F 2021

Remuneration Report

Remuneration Principles
Based on the Human Resources Strategy, Aegon has formulated the following Remuneration Principles, which are the foundation for all remuneration policies and practices within the Group. Aegon’s remuneration is:
♦	employee-oriented by fostering a sense of value and appreciation in each individual employee; promoting the short- and long-term interests and well-being of Aegon’s employees through fair compensation and supporting the career development and mobility of employees;
♦	performance-related by establishing a clear link between pay and performance by aligning objectives and target setting with performance evaluation and remuneration, reflecting individual as well as collective performance in line with Aegon’s long-term interests;
♦	fairness-driven by promoting fairness and consistency in Aegon’s remuneration policies and practices, avoiding discrimination, and by providing total compensation packages in line with an appropriately established peer group at a country and/or functional level; and
♦	risk-prudent (see Risk Management in relation to Remuneration below).
Risk Management in relation to Remuneration
Remuneration, and specifically variable compensation, may have an impact on risk-taking behaviors of employees and, as such, may undermine effective risk management. The GRF therefore includes additional remuneration rules for Executive Board members, Material Risk Takers and Control Staff, as their roles and responsibilities require tailored risk mitigating measures and governance processes. These rules include mandatory ex-ante and ex-post risk assessments and related malus and claw-back provisions.
Both the Risk Management and Compliance functions are involved in the design and execution of Aegon’s GRF and remuneration policies, such as reviewing proposed updates to the GRF and remuneration policies, reviewing the selection of Material Risk Takers and executing various risk mitigating measures during the compensation cycle (when the targets are set, before a variable compensation award is allocated, before and after deferred variable compensation is paid).
Remuneration of Material Risk Takers
Aegon selects Group Material Risk Takers for the Aegon N.V. legal entity (i.e. the holding company) based on the Solvency II selection criteria. These positions are defined as ‘the administrative, management or supervisory body, persons who effectively run the undertaking or have other key functions and other categories of staff whose professional activities have a material impact on the undertaking’s risk profile’.
Additionally, legal entities within the Group that are directly subject to the Capital Requirements Directive, Solvency Directive, the Alternative Investment Fund Managers Directive and/ or the Undertakings for the Collective Investment in Transferable Securities Directive, select their own Local Material Risk in accordance with the applicable European Directive, its guidelines, and local regulatory requirements (where available).
The Group and Local Material Risk Takers are subsequently subject to remuneration rules outlined in the applicable European Directive, its guidelines and local regulatory requirements (where available), such as:
♦	a minimum portion of variable compensation must be deferred and paid in non-cash instruments.
♦	the employee’s individual goals are subject to an ex-ante risk assessment when they are set, which may lead to adjustments thereof.
♦	before variable compensation is allocated and before deferred variable compensation is paid out (vests), it is subject to an ex-ante and ex-post risk assessment respectively, which may result in a downward adjustment (malus).
♦	once variable compensation is paid out / has vested, it may be subject to a claw-back provision.
Total compensation
Following from the Remuneration Principles, Aegon aims to offer experienced and competent employees a total compensation level which is consistent with the market in which Aegon operates and competes for similar talent. Total compensation typically consists of fixed compensation, variable compensation (where in line with the local market practice), pension and other benefits. Market survey information from reputable sources is used to regularly assess the competitiveness of compensation levels and practices which Aegon offers its employees.
Variable compensation
Variable compensation, if any, is capped at an appropriate level as a percentage of fixed compensation. For senior management, variable compensation is usually paid out in upfront cash and deferred Aegon shares and is subject to malus and claw-back provisions. In accordance with the Dutch Financial Supervision Act, Aegon offered its Corporate Center employees variable compensation up to 100% of fixed compensation in 2021 and continued to comply with the related requirement that least 75% of its employees within the entire Group were employed outside the Netherlands. Aegon also obtained shareholder approval at the Annual General Meeting of Shareholders of May 20, 2016, to offer variable compensation up to 200% of fixed compensation to selected senior employees outside Europe in positions that, based on local market practice, could receive variable compensation that exceeds 100% of fixed compensation. Aegon’s capital was not adversely impacted by the maximum variable compensation that could be paid out.

Aegon Annual Report on Form 20-F 2021

Remuneration Report

3. 2021 Supervisory Board Remuneration Report
The 2021 Supervisory Board Remuneration Report has been prepared by the Remuneration Committee of the Supervisory Board in accordance with the Dutch Civil Code (article art 2:135b) and the Dutch Corporate Governance Code. The Remuneration Committee was led by the Committee’s Chairman Ben J. Noteboom. This report was approved by the Supervisory Board.
This report contains a summary of the Supervisory Board Remuneration Policy which applied to 2021 and the Supervisory Board remuneration over the recent years.
Aegon’s Supervisory Board remuneration is subject to various rules and regulations, including the Dutch Financial Supervision Act, the Dutch Civil Code, the Dutch Corporate Governance Code and the Solvency II Legal Framework.
Supervisory Board Remuneration Policy in 2021
Aegon’s Supervisory Board Remuneration Policy is aimed at ensuring fair compensation and protecting the independence of the Supervisory Board members. The Supervisory Board Remuneration Policy that has been applied in 2021 was adopted at the Annual General Meeting of Shareholders on May 15, 2020. This policy will be subject to annual reviews by the Supervisory Board. The policy remains in place until a new or revised policy has been adopted by the shareholders in accordance with the applicable requirements from the Dutch Civil Code. The Supervisory Board will submit a proposal to the shareholders to adopt a policy at an Annual Meeting of Shareholders at least every four years.
The policy contributes to Aegon’s strategy, long-term interests, and sustainability through the remuneration of the Supervisory Board members in various ways:
♦	The policy provides the Supervisory Board with the means to attract, motivate, and retain competent, diverse, and experienced Supervisory Board members for the long-term. This is essential for executing Aegon’s strategy and safeguarding and promoting its long-term interests and sustainability.
♦	Supervisory Board members receive fixed remuneration for their responsibilities which does not depend on the Aegon results in order to protect their independence when supervising the manner in which the Executive Board members implement the long-term value creation strategy. These responsibilities are part of the membership of the Supervisory Board and its Committees and the position of (Vice) Chairman of the Supervisory Board and/or its Committees. The certainty of the fixed compensation also allows Supervisory Board members in their supervisory role to focus on the long-term interest and sustainability of Aegon.
♦	The Supervisory Board members receive fixed remuneration for their activities, such as attending Committee meetings and additional Supervisory Board meetings, in order to regularly discuss the Aegon strategy, the implementation of the strategy and the principal risks associated with it, while taking into account the broader long-term interests and sustainability of Aegon.
♦	Supervisory Board members are only allowed to privately own Aegon N.V. Shares if this is a long-term investment, aligning their interests with Aegon’s long-term interests.
The Supervisory Board took Aegon’s identity, purpose, and values into account when developing the policy and its changes:
♦	Aegon is an international financial services group based in the Netherlands, that provides life insurance, pensions, and asset management. The main operations are in the US, the Netherlands, and the UK, while there is also significant presence in Southern and Eastern Europe, Asia, and Latin America. The policy provides the Supervisory Board with the means to attract, motivate, and retain Supervisory Board members from various countries, predominantly based in the Netherlands and the US. As Aegon is based in the Netherlands, the policy considers the European Insurance peers as well as Dutch General Industry peers to be the relevant external reference for the Supervisory Board member’s Remuneration. The policy is also influenced by the European and Dutch rules and regulations on (Executive) remuneration, which apply to Aegon as a result of its identity (i.e. being an Insurance firm in Europe and being a listed and financial company in the Netherlands).
♦	In order to fulfill its company purpose, Aegon has a strategy to which this policy actively contributes (see above).
♦	Aegon’s company values aim to create a company that is fit for the future: one that meets customers’ expectations, is right for a digitally-connected, data-driven world, and can adapt quickly to changing market conditions. These values are not explicitly reflected in the policy as a result of the fee-based remuneration structure. However, these values are strongly incorporated in the Supervisory Board Charter.
The Supervisory Board has not taken the compensation structures and levels at Aegon into account as the fee-based compensation structure for Supervisory Board members differs significantly from the Aegon compensation structures and levels.
The Supervisory Board members are entitled to the following fees (see also the table below):
♦	A base fee for membership of the Supervisory Board. No separate attendance fees are paid to members for attendance at the regular Supervisory Board meetings;
♦	An attendance fee for each extra Board meeting attended, be it in person or by video and/or telephone conference;
♦	A committee fee for members on each of the Supervisory Board’s Committees;
♦	An attendance fee for each Committee meeting attended, be it in person or through video and/or telephone conference; and
♦	An additional fee for attending meetings that require intercontinental, continental or US interstate travel between the Supervisory Board member’s home location and the meeting location.

Aegon Annual Report on Form 20-F 2021

Remuneration Report

Base fee for Supervisory Board membership	EUR / year
Chairman	80,000

Vice-Chairman	50,000

Member	40,000

Fee for Supervisory Board committee membership	EUR / year
Chairman of the Audit or Risk Committee	13,000

Member of the Audit or Risk Committee	8,000

Chairman of other committees	10,000

Member of other committees	5,000

Attendance fees	EUR
Committee meeting	3,000

Extra Supervisory Board meeting	3,000

Travel fees	EUR
Intercontinental	4,000

Continental or US interstate	2,000

Each of these fees is a fixed amount. Each quarter Aegon pays the fees that the Supervisory Board members earned during that period. Where required, Aegon pays the employer social security contributions in the home country of the Supervisory Board member. The employee social security contributions in the home country, if any, are paid by the Supervisory Board member. The Supervisory Board is allowed to annually index the fees for economic developments in the Netherlands, however the fees have not been indexed in 2021.
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
The Supervisory Board regularly assesses the competitiveness of the Supervisory Board’s remuneration structure and levels against peer companies with data provided by Willis Towers Watson. For this purpose, the Supervisory Board selected a primary set of peer group companies according to the following criteria:
♦	Industry: Insurance, with a preference for Life Insurance;
♦	Size: Average Market Capitalization, Employees, Revenue and Total Assets;
♦	Geographic scope: Preferably companies that operate globally; and
♦	Location: Headquarters based in Europe, excluding UK (because the non-executive directors typically have different responsibilities compared to their continental European counterparts).
Based on these criteria the current peer group consists of the following 16 European Insurance companies: Ageas, Assicurazioni Generali, CNP Assurances, Hannover Rueck,
Helvetia, Mapfre, Münchener RE, NN Group, Poste Italiane, Sampo, Scor, Swiss Life, Swiss Re, Talanx, Vienna Insurance Group and Zurich Insurance Group. This peer group differs from the European peer group for the Executive Board as a result of excluding the UK companies. The peer group is reviewed each year and may be updated accordingly. The last update of this peer group was in 2022, when the peer group size was increased from 12 to 16 (creating a more balanced selection), Hannover Rueck, Helvetia, Poste Italiane, Sampo, Scor and Vienna Insurance Group were added, and Allianz and AXA were removed.
In addition, the Supervisory Board selects a secondary peer group according to the following criteria, in order to monitor alignment with the General Industry in the Netherlands:
♦	Industry: General Industry and listed on the AEX;
♦	Size: Average Market Capitalization, Employees, Revenue and Total Assets;
♦	Location: Headquarters based in the Netherlands.
Based on these criteria, the current secondary peer group consists of the following 12 AEX companies: Akzo Nobel, Ahold Delhaize, ASML, DSM, ING Group, Heineken, KPN, NN Group, Philips, Randstad, Signify and Wolters Kluwer. This peer group is also reviewed each year and was last updated in 2022 (replacing ABN AMRO by Signify). This peer group is identical to the Dutch peer group for the Executive Board.
The Remuneration Committee may recommend changes to the fee levels or structure of the Supervisory Board members, based on the results of a competitiveness review and economic developments in the Netherlands. Such recommendations would be discussed by the Supervisory Board, which can support, revise or reject them. The Supervisory Board is allowed to annually index the fees for economic developments in the Netherlands. For any other change to the level or structure of the fees,

Aegon Annual Report on Form 20-F 2021

Remuneration Report

the shareholders will be asked to adopt the proposed changes at the Annual General Meeting of Shareholders.
The policy contains a temporary derogation clause, with rules which are in accordance with the Dutch Civil Code. This means derogation is only allowed in exceptional circumstances to serve the long-term interest and sustainability of Aegon or to assure its viability, for a limited period of time, when it stays in line with the general spirit of the policy and when the details are disclosed in the next remuneration report. This clause was not used in 2021.
Information on members of the Supervisory Board and the composition of its four committees can be found in the report of the Supervisory Board in this 2021 Annual Report.
Supervisory Board remuneration in recent years
The table below show the fees and benefits that have been allocated to and paid for each Supervisory Board member in the calendar years 2019, 2020 and 2021, in accordance with the Supervisory Board remuneration policy that applied at the time. There were no deviations from the policy in these years. The table also includes the total IFRS expenses that were recognized for the compensation of the Supervisory Board members in 2019, 2020 and 2021.

In EUR thousand	Year	Base fees	Attendance fees	1)	Benefits	2)	Total compensation

William L. Connelly 3)	2021	95	57		10		162

	2020	95	45		4		144

	2019	95	54		20		169

Mark A. Ellman	2021	53	45		4		102

	2020	55	39		4		98

	2019	56	39		20		115

Ben J. Noteboom	2021	58	45		4		107

	2020	58	39		-		97

	2019	58	39		6		103

Corien M. Wortmann - Kool	2021	63	45		4		112

	2020	63	48		-		111

	2019	63	54		6		123

Dona D. Young 4)	2021	62	51		6		119

	2020	66	57		4		127

	2019	66	66		26		158

Caroline Ramsay (as of May 15, 2020)	2021	61	39		21		121

	2020	38	21		9		68

Thomas Wellauer (as of May 15, 2020)	2021	53	45		13		111

	2020	33	21		5		59

Jack McGarry (as of June 3, 2021)	2021	31	24		6		61

Ben van der Veer (up to May 15, 2020)	2020	22	27		-		49

	2019	58	54		6		118

Robert W. Dineen (up to Oct 11, 2019)	2019	40	27		12		79

Total compensation	2021	476	351		69		896

	2020	430	297		26		752

	2019	436	333		96		865

Recognized IFRS expenses 5)	2021	482	357		72		911

	2020	459	321		26		806

	2019	516	393		111		1,020
1
The attendance fee for the additional Supervisory Board call on December 18, 2020, was paid in in the first quarter of 2021. Mr. Connelly, Mr. Ellman, and Mr. Noteboom received an attendance fee of EUR 3,000 for their attendance at the Supervisory Board audit committee call on March 16, 2021. Mr. Connelly received an attendance fee of EUR 3,000 for his attendance at the combined Supervisory Board audit and risk committee meeting on December 7, 2021.

2
Benefits cover the travel fees for all Supervisory Board members and, retroactively as of May 15, 2020, the mandatory employer social security contributions in the home countries of Ms. Ramsay (UK) and Mr. Wellauer (Switzerland).

3	In 2021, Mr. Connelly received EUR 6,000 in additional attendance fees and EUR 2,000 in additional travel fees for attending meetings outside the regular Supervisory Board meeting cycle.
4	Ms. Young stepped down from the audit committee as of June 3, 2021.
5
Based on a Decree of the Dutch State Secretary of Finance which came into force as from May 7, 2021, the Supervisory Board fees were not subject to Dutch VAT anymore, retroactively as from June 13, 2019. Therefore, Aegon has not paid Dutch VAT anymore on the fees of the Supervisory Board Members as from Q2 2021. Additionally, Aegon reclaimed VAT for the period Q3 2019 - Q1 2021, except for its Supervisory Board members based in the Netherlands for practical reasons. The 2019 and 2020 amounts were restated in this table for this VAT reclaim. This line also includes expenses or gains related to small exchange rate differences between the moment Ms. Ramsay’s fees were paid by our UK payroll and the moment these were recharged to Group.

Aegon Annual Report on Form 20-F 2021

Remuneration Report

The table below presents the total compensation (fees and benefits) that was awarded and due in the last five calendar years on an annualized basis and the year-on-year annual change in total compensation. This compensation was paid in accordance with the Supervisory Board remuneration policy that applied at the time and there were no deviations. Additionally, the table shows the Aegon net result, a proxy of the financial and non-financial business performance, the inflation in the Netherlands and the average employee compensation over the same period.

In EUR thousand	Annualized 1)	2017	2018		2019	2020		2021
William L. Connelly (as of May 19, 2017)	Compensation	98	119		169	144		162

	Change	-	22%		42%	(15%	)	13%
Mark A. Ellman (as of May 19, 2017)	Compensation	114	103		115	98		102

	Change	-	(9%	)	12%	(15%	)	5%
Ben J. Noteboom	Compensation	102	86		103	97		107

	Change	-	(15%	)	20%	(6%	)	10%
Corien M. Wortmann - Kool	Compensation	101	103		123	111		112
	Change	-	2%		19%	(10%	)	1%
Dona D. Young	Compensation	116	121		158	127		119

	Change	-	4%		31%	(20%	)	(6%	)
Caroline Ramsay (as of May 15, 2020)	Compensation	-	-		-	108		121

	Change	-	-		-	-		12%
Thomas Wellauer (as of May 15, 2020)	Compensation	-	-		-	94		111

	Change	-	-		-	-		18%
Jack McGarry (as of June 3, 2021)	Compensation	-	-		-	-		105

	Change	-	-		-	-		-
Ben van der Veer (up to May 15, 2020)	Compensation	106	101		118	131		-

	Change	-	(5%	)	17%	11%		-
Robert W. Dineen (up to Oct 11, 2019)	Compensation	104	101		101	-		-

	Change	-	(3%	)	1%	-		-
Dirk P.M. Verbeek (up to May 18, 2018)	Compensation	100	76		-	-		-

	Change	-	(24%	)	-	-		-
Robert J. Routs (up to May 18, 2018)	Compensation	134	125		-	-		-

	Change	-	(7%	)	-	-		-
Aegon net result based on EU-IFRS	In EUR million	2,358	741		1,525	55		1,701

Aegon business performance 2)	Target = 100%	121%	106%		79%	57%		123%

Inflation in the Netherlands	Consumer Price Index	1.4%	1.7%		2.6%	1.3%		2.7%

Average employee compensation 3)	Total compensation	102	104		115	110		105

	Annual change		2%		11%	(4%	)	(5%	)
1	Retroactive, per May 15, 2020, the compensation includes the mandatory employer social security contributions in the home countries of Ms. Ramsay (UK) and Mr. Wellauer (Switzerland).
2
The weighted average Aegon financial and non-financial business performance, expressed as a percentage on a performance scale with 50% as threshold, 100% as target and 150% as maximum, as used for the allocation of variable compensation in the applicable year.

3
Consistent with the CEO pay ratio calculation, the average employee compensation is based on the audited total EU-IFRS remuneration expenses for all employees divided by the number of employees in scope for these expenses.

4. 2021 Executive Board Remuneration Report
The 2021 Executive Board Remuneration Report has been prepared by the Remuneration Committee of the Supervisory Board in accordance with the Dutch Civil Code (article art 2:135b) and the Dutch Corporate Governance Code. The Remuneration Committee was led by the Committee’s Chairman Ben J. Noteboom. This report was approved by the Supervisory Board.
This report contains a summary of the Executive Board Remuneration Policy that applied to 2021, the Executive Board remuneration over the recent years and the 2022 Executive Board performance indicators.
Executive Board Remuneration Policy in 2021
The Supervisory Board has the overall responsibility for Aegon’s Remuneration Policies, including the Executive Board Remuneration Policy. The Executive Board Remuneration Policy that has been applied in 2021 was adopted at the Annual General Meeting of Shareholders on May 15, 2020. This policy is subject to annual reviews by the Supervisory Board. The policy remains in place until a new or revised policy has been adopted by the shareholders in accordance with the applicable requirements from the Dutch Civil Code. The Supervisory Board will submit a proposal to the shareholders to adopt a policy at an Annual Meeting of Shareholders at least every four years.

Aegon Annual Report on Form 20-F 2021

Remuneration Report

The current policy contributes to Aegon’s strategy, long-term interests and sustainability through the remuneration of the Executive Board members in various ways:
♦	The policy provides the Supervisory Board with the means to attract, motivate and retain competent and experienced Executive Board members for the long-term. This is essential for executing Aegon’s strategy and safeguarding and promoting its long-term interests and sustainability.
♦	The leading performance indicator categories for successful execution of Aegon’s strategy are Capital, Growth and Strategy. To support the execution of Aegon’s strategy, the policy makes these performance indicator categories mandatory for the Executive Board member.
♦	Aegon strives to create long-term value for its stakeholders and the communities in which it operates. Due to the nature of Aegon’s business, value created is often financial, but it may also be social, economic, or environmental. The policy directly aligns Executive Board member’s personal long-term interests with those of Aegon and its shareholders by paying a significant part of the Executive Board members’ variable compensation (two-thirds) in shares, which must be held for 5 years after completion of the performance period. The pay-out in these restricted shares is combined with prohibiting Executive Board members using personal hedging strategies or insurance, which could undermine this long-term alignment of interests. Additionally, Executive Board members are aligned with the long-term interest of Aegon, its shareholders and other stakeholders through the use of mandatory performance indicator categories of Earnings, Shareholders and Other Stakeholders.
♦	Aegon is committed to doing business responsibly and in a sustainable way. Variable compensation of Executive Board members can be adjusted downwards (i.e. malus) or clawed-back in cases where certain performance has not been achieved in a sustainable way. This includes but is not limited to: significant risk and compliance incidents, insufficient response to such incidents and/or insufficient evidence of embedding of good standards of practice, such as sound and responsible business practices and integrity of products and services delivered. Additionally, the policy makes the performance indicator category Environmental, Social and Governance (ESG), mandatory for Executive Board members to support this approach to doing business.
Aegon’s Executive Board remuneration is subject to various rules and regulations, including the Dutch Financial Supervision Act, the Dutch Civil Code, the Dutch Corporate Governance Code and the Solvency II Legal Framework. The most prominent requirements thereof are:
♦	The total variable compensation amount that is allocated to an Executive Board member for a performance year cannot exceed 100% of the fixed compensation level.
♦	Variable compensation should be based on a mix of Aegon and personal performance, with at least 50% weight on non-financial performance.
♦	A substantial portion of any variable compensation award should be paid in a non-cash instrument (e.g. Aegon shares) and should be deferred for at least 3 years. Additionally, awarded shares should be restricted for 5 years. With a 3-year vesting period, this requires an additional holding period of 2-years.
♦	Aegon can claw-back any variable compensation which has been paid (cash and shares) in specific circumstances such as a material financial restatement or individual gross misconduct.
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
The policy contains a temporary derogation clause, with rules which are in accordance with the Dutch Civil Code. This means derogation is only allowed in exceptional circumstances to serve the long-term interest and sustainability of Aegon or to assure its viability, for a limited period of time, when it stays in line with the general spirit of the policy and when the details are disclosed in the next remuneration report. This clause was not used in 2021.
Total compensation
Total compensation for Executive Board members is defined in the Executive Board Remuneration Policy as a combination of fixed compensation, variable compensation, pension and other benefits. The Supervisory Board determines and regularly reviews the appropriate selection of remuneration elements and their (maximum) remuneration level for Executive Board members to ensure the structure remains competitive and provides proper and risk-based incentives in line with Aegon’s risk appetite. The fixed and variable compensation elements and their levels are reviewed at least once a year. The pension arrangements and other benefits and their levels are reviewed at least every four years. In its review, the Supervisory Board takes the specific role, responsibilities, experience and expertise of Executive Board members into account as well as internal and external reference information:
♦	The internal references are the compensation structure and levels of the members of the Management Board of Aegon N.V. and the annual compensation changes of the general employee population and senior managers within Europe and the Netherlands specifically.

Aegon Annual Report on Form 20-F 2021

Remuneration Report

♦	The external references are compensation trends in the market, economic developments (e.g. inflation) as well as quantitative assessments of the competitiveness against a peer group of insurance companies in Europe and a peer group of companies based in the Netherlands.
♦	Additionally, the Remuneration Committee conducts a scenario analysis in case of a policy change to determine the long-term effect on the remuneration structure and level of each Executive Board member, and reports their findings to the Supervisory Board.
The European Insurance peer group was selected by the following criteria:
♦	Industry: Insurance, with a preference for Life Insurance;
♦	Size: Average market capitalization, employees, revenue and total assets;
♦	Geographic scope: Preferably companies which operate globally;
♦	Location: Headquarters based in Europe.
Based on these criteria, the current peer group consists of the following 16 European Insurance companies: Ageas, Assicurazioni Generali, Aviva, CNP Assurances, Helvetia, Legal & General, Mapfre, Münchener Re, NN Group, Poste Italiane, Scor, Swiss Life, Swiss Re, Talanx, Vienna Insurance Group and Zurich Insurance Group. The last update of this peer group was in 2022, when Helvetia, Poste Italiane, Scor and Vienna Insurance Group were added, and Allianz, AXA, Prudential and RSA Insurance Group were removed. This peer group differs from the European peer group for the Supervisory Board, as the latter excludes UK companies where non-executive directors typically have different responsibilities compared to their continental European counterparts.
The Dutch peer group was selected by the following criteria:
♦	Industry: General Industry and listed on the AEX;
♦	Size: Average Market Capitalization, Employees, Revenue and Total Assets;
♦	Location: Headquarters based in the Netherlands.
Based on these criteria, this peer group consists of the following 12 AEX companies:, Akzo Nobel, Ahold Delhaize, ASML, DSM, ING Group, Heineken, KPN, NN Group, Philips, Randstad, Signify and Wolters Kluwer. This peer group is also reviewed each year and was last updated in 2022 (replacing ABN AMRO by Signify).
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
The Supervisory Board discussed and approved the 2021 total compensation for the Executive Board, after taking the Remuneration Committee’s review into consideration.
Fixed compensation
The fixed compensation for the Executive Board members is paid in monthly instalments. The policy allows the fixed compensation to be paid in cash and in shares. All Executive Board members received their 2021 fixed compensation in cash.
The Supervisory Board may offer permanent or temporary gross monthly fixed allowances when the Supervisory Board considers this an appropriate alternative for other remuneration elements.
Variable compensation
Executive Board members are eligible for variable compensation with a target level of 80% of the fixed compensation level (excluding allowances, if applicable), with a threshold level of 50% and a maximum opportunity of 100% of fixed compensation level.
The variable compensation award is based on performance against a set of performance indicators, weights and target levels that have been set by the Supervisory Board at the start of the performance year. The performance indicators contribute to Aegon’s strategy, long-term interests and sustainability, within Aegon’s risk tolerance and should comply with the following rules:
♦	It contains a mix of financial and non-financial performance indicators, with at least 50% weight allocated to the non-financial performance indicators in accordance with article 1:118.3 of the Dutch Financial Supervision Act;
♦	The maximum weight for unadjusted financial indicators is determined by the Global Remuneration Framework and is currently set at 50%.
♦	It contains a mix of Aegon and personal performance indicators, which can range in weight between 50-80% and 20-50% respectively, depending on the Aegon priorities of the performance year.
♦	At least 20% of the indicators has a retrospective 3-year performance horizon, while the remainder has a 1-year performance horizon;
♦	The indicators should cover the following mandatory performance indicator categories: Shareholders, Capital, Earnings, Growth, Stakeholders, ESG and Strategy.
The Remuneration Committee and the Executive Board members prepare a proposal for the performance indicators, weights and target levels. These are subsequently reviewed by Aegon’s Risk

Aegon Annual Report on Form 20-F 2021

Remuneration Report

Management team (i.e. the first ex-ante risk assessment) before the Supervisory Board approves these, to ensure that:
♦	The performance indicators and weights are in line with the policy;
♦	The financial performance indicators are consistent with the risk tolerance statements;
♦	The non-financial performance indicators are consistent with risk tolerance levels, regulatory requirements, reasonable stakeholder expectations and are supporting sound and responsible business practices and integrity of the products and services delivered.
The Remuneration Committee sends the proposal and the ex-ante risk assessment to the Supervisory Board, which can approve, revise or reject the proposal. After approval, the Executive Board members are granted their conditional variable compensation awards for the plan year. This conditional award equals their at target variable compensation level, split between 33.33% upfront cash and 66.67% deferred Aegon shares. The grant price for the shares is equal to the volume weighted average price on the Euronext Amsterdam stock exchange for the period December 15 to January 15 at the start of the plan year.
After the completion of the performance period, the Remuneration Committee prepares a recommendation for the allocation of a variable compensation award to each Executive Board member. This recommendation is based on the actual performance results compared to target levels and takes a second ex-ante risk assessment by the Risk Management team into account. This risk assessment looks into whether there are reasons for a downward adjustment of the intended variable compensation award (malus) which were not take into account yet, such as:
♦	Significant risk or compliance incident(s);
♦	Insufficient response to risk incident(s), compliance incident(s), regulatory fine(s) and/or insufficient execution of risk mitigating measures in response to these incidents;
♦	Breaches of laws and regulations;
♦	Insufficient evidence of embedding good standards of practice;
♦	Significant deficiencies or material weaknesses relating to the Sarbanes-Oxley Act; and
♦	Reputation damage due to risk events.
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
The allocated variable compensation award is subsequently split between 33.33% upfront cash (i.e. paid in the year following the performance year) and 66.67% deferred shares. These shares are deferred for a 3-year period after allocation after which they cliff-vest. Before vesting, the Risk Management team executes an ex-post risk assessment which looks into whether there are reasons for a downward adjustment of the originally allocated variable compensation award (malus) which were not taken into account yet. This risk assessment takes the same criteria into consideration as the second ex-ante risk assessment. Based on this assessment, the Remuneration Committee subsequently prepares a recommendation how to pay-out the deferred portion (i.e. unchanged or adjusted downward). The Remuneration Committee sends its recommendation and the ex-post risk assessment to the Supervisory Board. The Supervisory Board can approve, revise or reject the recommendation.
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
Pension arrangements
The Executive Board members are entitled to pension contributions that equal 40% of their fixed compensation level, which consists of the following three parts:
♦	Participation in Aegon’s defined contribution pension plan for NL-based employees, for their eligible earnings up to EUR 110,111 (2021 threshold set by Dutch law).
♦	Participation in Aegon’s defined contribution pension plan for NL-based employees, for their fixed income above EUR 110,111.
♦	An additional gross allowance for pension to make the sum of these three pension contributions equal to 40% of their fixed compensation level.
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

Aegon Annual Report on Form 20-F 2021

Remuneration Report

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
The Supervisory Board may entitle Executive Board members to a termination payment up to or equal to the total annual fixed compensation level. This payment is not allowed in case of early termination at the initiative of the Executive Board member (unless due to imputable acts or omissions of Aegon), imputable acts or omissions by the Executive or failure of Aegon as a company during the appointment term of the Executive Board members. Mr. Friese and Mr. Rider have a termination clause included in their board agreement. Mr. Wynaendts was not entitled to a termination payment when his board agreement was terminated in 2020.
Executive Board remuneration in recent years
In this section you will find more details related to the remuneration that has been allocated and paid to the Executive Board members. It covers the allocated remuneration (2019-2021), the calculation of the 2021 variable compensation, the pay-out schedule of variable compensation (2019-2025), the recognized IFRS expenses for remuneration (2019-2021), the remuneration that was awarded and due in 2020 and 2021, and the annualized total compensation overview (2017-2021).
Allocated remuneration (2019-2021)
The first table shows the remuneration that has been allocated to the Executive Board members, for the performance years 2019, 2020 and 2021, in accordance with the Executive Board remuneration policy that applied at the time. There were no deviations from the policy in these years.

Allocated compensation	Fixed	Variable			Total
In EUR thousand	compensation	compensation	Pension	Other Benefits	compensation
Lard Friese

2021	1,485	1,359	594	77	3,515

2020 1)	931	634	373	49	1,987
Matt Rider

2021	968	884	387	67	2,306

2020	941	640	376	67	2,024

2019	931	743	373	77	2,123
Alex Wynaendts

2020 3)	496	302	337	97	1,233

2019	1,314	1,048	1,302	252	3,916
All Executive Board members

2021	2,453	2,243	981	144	5,821

2020 1)	2,368	1,577	1,086	213	5,244

2019	2,245	1,791	1,675	329	6,039
1
The disclosed amounts for 2020 cover the period that Mr. Friese has been a member of the Executive Board (as of May 15, 2020), and excludes the sign-on arrangement of EUR 1,228 thousand that Mr. Friese received when joining Aegon in March 2020.

2	Mr. Rider’s fixed compensation increased with 5% per June 2021.
3
The disclosed amounts for 2020 cover the period that Mr. Wynaendts has been a member of the Executive Board (until May 15, 2020). Up to and including May 2019, Mr. Wynaendts participated in a defined benefit arrangement. This arrangement included a back service liability which reflected the increase of his fixed compensation in 2016 and 2018, as well as low interest rates and the final settlement made in May 2019. Additionally, Mr. Wynaendts was entitled to a gross payment of 28% of his fixed compensation level as part of a grandfathered pension arrangement.

Aegon Annual Report on Form 20-F 2021

Remuneration Report

Calculation of 2021 variable compensation
Subject to the adoption of the annual accounts at the General Meeting of Shareholders on May 31, 2022, Mr. Friese has been awarded EUR 1,359 thousand in conditional variable compensation for the 2021 performance year (92% of fixed compensation) and Mr. Rider EUR 884 thousand (91% of fixed compensation). The following table shows how these awards compare to their minimum, target and maximum variable compensation opportunity levels and how the awards will be paid out.

2021 variable compensation	Minimum	Target	Maximum	Result	Pay-out

Lard Friese

In % of fixed compensation	50%	80%	100%	92%

In total (EUR thousand)	743	1,188	1,485	1,359	Split in 33.33% cash and 66.67% shares

In cash (EUR thousand)	247	396	495	453	Paid upfront in 2022

In shares 1)	150,340	240,544	300,680	275,182	Deferred for 3 years (2025)

Matt Rider

In % of fixed compensation	50%	80%	100%	91%

In total (EUR thousand)	484	775	968	884	Split in 33.33% cash and 66.67% shares

In cash (EUR thousand)	161	258	323	295	Paid upfront in 2022

In shares 1)	98,039	156,863	196,078	178,961	Deferred for 3 years (2025)

1
The 2021 grant price of the shares was EUR 3.2927, which is equal to the volume weighted average price on the Euronext Amsterdam stock exchange for the period December 15, 2020 to January 15, 2021. After vesting in 2025, these shares are subject to an additional 2-year holding period.

The 2021 variable compensation awards for both Executive Board members were based on a mix of 70% Group performance and 30% personal performance, for which the results are summarized in the first table below. The Group performance is initially measured on a 50-100-150% performance scale, which is used internally to fund the employee bonus pools. The total Group performance result on this scale (123%)
is subsequently converted in a result on the 50-80-100% scale that applies to the variable compensation of the Executive Board members (which equals 89%). Their personal performance results are directly scored on the 50-80-100% scale. The second and third table below, contain more detailed information on the Group and personal performance indicators respectively.

		For Aegon bonus pools			Lard Friese		Matt Rider

2021 performance indicators	Weight	Target	Outcome	Result 1)	Weight	Result 2)	Weight	Result 2)
Group performance

Free cash flows 3)	20%	400	685	150%

Relative total shareholder return	10%	Rank 5	Rank 11	0%

Operating result	10%	1,394	1,906	150%

Addressable expenses	10%	2,933	2,903	110%

Market consistent value of new business	10%	319	538	150%

Transformation program: Earnings contribution	10%	100%	115%	138%

Transformation program: Timely initiative execution	10%	100%	102%	105%

Transformation program: Timely milestone completion	10%	100%	116%	139%

Transformation program: Timely health milestone completion	10%	100%	117%	142%	70%	89%	70%	89%

Personal performance

Strategic Roadmap development					10%	100%	5%	100%

Execution of capital initiatives in line with Strategic Roadmap					10%	100%	5%	95%

Women in senior management					5%	80%	5%	80%

ESG strategy development					5%	100%

Finance strategy execution							15%	100%

Total performance result				123%		92%		91%

1	The Group performance results are measured on a 50-100-150% performance scale, which is used for the funding of the bonus pools for our employees.
2	For the Executive Board members, the Group performance result (123%) is converted from a result on the 50-100-150% performance scale to a result on the 50-80-100% performance scale (89%).
3	For remuneration purposes, the target and outcome exclude our businesses in CEE. The result in this table therefore differs from Aegon’s reported financial result (EUR 729 million).

Aegon Annual Report on Form 20-F 2021

Remuneration Report

2021 Aegon performance indicators	Definition

Free cash flows	Free cash flows represent cash flows from remittances from the units less the Holding funding and operating expenses. The 2021 target was based on the 2021-2023 target which was disclosed at the Capital Market Day in December 2020.

Relative total shareholder return	Aegon’s position relative to 7 US and 7 non-US peers when looking at Total Shareholder Return for a retrospective 2-year performance period (2020-2021). These peers were selected for being the most similar to Aegon based on their index listing, industry classification, 5-year monthly Beta, Market Capitalization and Total Revenue
1)
.

Operating result	Operating result reflects our profit from underlying business operations and excludes components that relate to accounting mismatches that are dependent on market volatility, updates to best estimate actuarial and economic assumptions and model updates or relate to events that are considered outside the normal course of business. The 2021 target was based on the 2021 budget.

Addressable expenses	Represents the adjusted operating expenses excluding deferable expenses. The 2021 target was based on the 2021-2023 target which was disclosed at the Capital Market Day in December 2020.

Market consistent value of new business	Represents how much value the sale of new insurance policies is generating for the company. This value represents the present value of our best estimate of incoming premiums and outgoing claims, benefits and expenses related to these new sales. The 2021 target was based on the 2021 budget.

Transformation program: Earnings contributions	Measures the expected run-rate earnings contribution for performance improvement initiatives that moved to the execution phase in 2021, compared to the 2021 targets in the transformation program.

Transformation program: Timely initiative execution	Measures whether performance improvement initiatives moved to the execution phase in time, compared to the 2021 targets in the transformation program.

Transformation program: Timely milestone completion	Measures the timely milestone completion of the performance improvement initiatives, compared to the 2021 targets in the transformation program.

Transformation program: Timely health milestone completion	Measures the timely organizational health milestone completion of the performance improvement initiatives, compared to the 2021 targets in the transformation program.

1
These peers are in order of the 2020-2021 ranking result: 1) NN Group NV, 2) Principal Financial Group Inc, 3) Axa Equitable Holdings Inc, 4) Swiss Life Holding AG, 5) ASR Nederland NV, 6) Brighthouse Financial Inc, 7) MetLife Inc, 8) Prudential Financial Inc, 9) Lincoln National Corp, 10) Assicurazioni Generali SpA, 11) Aegon NV, 12) Prudential PLC, 13) Baloise Holding AG, 14) Unum Group and 15) Athene Holding Ltd / Helvetia Holding. The Athene Holding Ltd / Helvetia Holding result is a blend of the initial peer Athene and the back-up peer Helvetia, which replaced Athene per March 9, 2021, in accordance with our plan rules, following the merger with Apollo announced by Athene.

Lard Friese	Target	Result

10% Strategic Roadmap Development	Develop Strategic Roadmap for strategic assets and assets outside of the core perimeter.	100%. Building on the Aegon strategy, extensive roadmaps were delivered for various strategic assets (invest in profitable growth by expanding customer base and increasing margins) and assets outside of the core perimeter (tight capital management, bias to exit and restructuring).

10% Execution of capital initiatives in line with Strategic Roadmap	Complete management actions in relation to financial assets and assets outside of the core perimeter.	100%. The organization and governance to manage US and NL financial assets were significantly strengthened. Reduced Aegon’s risk profile by actions in the US related to long-term care rate increases, lump-sum buy-out program and the dynamic hedging of the legacy Variable Annuities portfolio, resulting in a lower cost of capital. Reduced risk profile and strengthened capital position of NL Life. On assets outside the core perimeter, prepared and supported the closing of the announced sale of CEE and Turkey to VIG, sold Stonebridge, ended funding of GoBear and sold US portfolio of fintech and insurtech companies.

5% Women in Senior Management	Increase the number of women in Aegon’s senior management layer worldwide to at least 34%.	80%. At the end of 2021, 34% of the people in Aegon’s senior management layer were women.

5% ESG Strategy Development	Further integrate ESG into Group Strategy.	100%. Announced Group-wide commitment to transition general account investment portfolio to net-zero greenhouse gas emissions by 2050, joined the Net-Zero Asset Owner Alliance, set a clear 2025 reduction target, and committed to regularly engage with most carbon intensive companies in our portfolio. Established new sustainability governance, prepared migration of sustainability reporting, selected two priority sustainability themes (climate change and inclusion & diversity) and embedded these priorities in the redefined purpose and behaviors.

Aegon Annual Report on Form 20-F 2021

Remuneration Report

Matt Rider	Target	Result

5% Strategic Roadmap Development	Support development of Strategic Roadmap for strategic assets and assets outside of the core perimeter.	100%. Building our the Aegon strategy, supported the delivery of extensive roadmaps for various strategic assets (invest in profitable growth by expanding customer base and increasing margins) and assets outside of the core perimeter (tight capital management, bias to exit and restructuring).

5% Execution of capital initiatives in line with Strategic Roadmap	Support completion of management actions in relation to financial assets and assets outside of the core perimeter.	95%. Supported actions that significantly strengthened the organization and governance to manage US and NL financial assets. Reduced Aegon’s risk profile by actions in the US related to long-term care rate increases, lump-sum buy-out program and the dynamic hedging of the legacy Variable Annuities portfolio, resulting in a lower cost of capital. Reduced risk profile and strengthened capital position of NL Life. On assets outside the core perimeter, prepared and supported the closing of the announced sale of CEE and Turkey to VIG, sold Stonebridge, ended funding of GoBear and sold US portfolio of fintech and insurtech companies

5% Women in Senior Management	Increase the number of women in Aegon’s senior management layer worldwide to at least 34%.	80%. At the end of 2021, 34% of the people in Aegon’s senior management layer were women.

15% ESG Strategy Development	Complete the 2021 milestones from the Finance Strategy.	100%. Completed the maximum number of milestones. Implemented organizational efficiencies, completed scheduled IFRS 17 implementation actions, transitioned back to quarterly reporting, improved management reporting and ran effectively operating control environment.

Pay-out schedule variable compensation (2019-2025)
The following tables show for each current and former Executive Board member how much variable compensation has been paid in shares and cash respectively in 2019, 2020 and 2021 and how much conditional variable compensation is scheduled to be paid-out in the coming years. The vesting price of the shares were: EUR 4.287 on May 17, 2019, EUR 2.079 on May 15, 2020, and EUR 3.934 on June 3, 2021. In 2020, the pay-out schedule of variable compensation changed from tranche-vesting to cliff-vesting. Shares allocated for plan years up to and including 2019 are subject to an additional three-year holding period after pay-out. Shares for the plan years from 2020 onwards are subject to an additional two-year holding period after pay-out.

				Years of vesting
Shares by plan year	VWAP 1)	2019	2020	2021	2022	2023	2024	2025	Total

Lard Friese

2020	EUR 4.083	-	-	-	-	-	103,580	-	103,580

2021	EUR 3.293	-	-	-	-	-		275,182	275,182

Total number of shares		-	-	-	-	-	103,580	275,182

Matt Rider

2017	EUR 5.246	9,508	9,508	9,508	-	-	-	-	28,524

2018	EUR 5.405	28,110	14,054	14,054	14,054	-	-	-	70,272

2019	EUR 4.162	-	35,693	17,847	17,847	17,847	-	-	89,234

2020	EUR 4.083	-	-	-	-	-	104,547	-	104,547

2021	EUR 3.293	-	-	-	-	-	-	178,961	178,961

Total number of shares		37,618	59,255	41,409	31,901	17,847	104,547	178,961

Alex Wynaendts

2015	EUR 6.106	15,110	-	-	-	-	-	-	15,110

2016	EUR 5.128	20,361	20,361	-	-	-	-	-	40,722

2017	EUR 5.246	21,866	21,866	21,866	-	-	-	-	65,598

2018	EUR 5.405	39,314	19,656	19,656	19,656	-	-	-	98,282

2019	EUR 4.162	-	50,345	25,174	25,174	25,174	-	-	125,867

2020	EUR 4.083	-	-	-	-	-	49,346	-	49,346

Total number of shares		96,651	112,228	66,696	44,830	25,174	49,346	-

Darryl Button

2015	EUR 6.106	11,811	-	-	-	-	-	-	11,811

2016	EUR 5.128	14,808	14,808	-	-	-	-	-	29,616

Total number of shares		26,619	14,808	-	-	-	-	-

1
This is the volume weighted average price (VWAP) of Aegon on the Euronext Amsterdam stock exchange for the period December 15 to January 15. For instance for the 2021 plan year, this is the VWAP for the period December 15, 2020 to January 15, 2021.

Aegon Annual Report on Form 20-F 2021

Remuneration Report

	Years of vesting

Cash by plan year (in EUR)	2019	2020	2021	2022	2023	Total
Lard Friese

2020	-	-	211,431	-	-	211,431

2021	-	-	-	452,981	-	452,981

Total cash	-	-	211,431	452,981	-

Matt Rider

2017	49,878	49,878	49,878	-	-	149,634

2018	151,931	75,964	75,964	75,964	-	379,823

2019	-	148,560	74,278	74,278	74,278	371,394

2020	-	-	213,404	-	-	213,404

2021	-	-	-	294,589	-	294,589

Total cash	201,809	274,402	413,524	444,831	74,278

Alex Wynaendts

2015	92,261	-	-	-	-	92,261

2016	104,412	104,412	-	-	-	208,824

2017	114,710	114,710	114,710	-	-	344,130

2018	212,490	106,243	106,243	106,243	-	531,219

2019	-	209,548	104,772	104,772	104,772	523,864

2020	-	-	100,725	-	-	100,725

Total cash	523,873	534,913	426,450	211,015	104,772

Darryl Button

2015	78,431	-	-	-	-	78,431

2016	74,674	74,674	-	-	-	149,348

Total cash	153,105	74,674	-	-	-

The Executive Board members have a time-based shareholding requirement of 5 years after the initial allocation of their variable compensation in shares (i.e. a 3-year deferral period before vesting and an additional 2-year holding period after vesting). Additionally, Mr. Friese and Mr. Rider voluntarily agreed to a minimum shareholding requirement of 100% of their fixed compensation level, once they have reached that level. For this purpose, both vested and unvested shares that have been allocated as compensation will be included in the count, with the unvested share allocations valued at what they would be worth after tax. For the vested share allocations, this tax has already been deducted and paid. After the allocation of the 2021 variable compensation award, Mr. Friese will hold 87% of his fixed compensation in shares and Mr. Rider 124%, based on the share price on March 1, 2022.

Aegon Annual Report on Form 20-F 2021

Remuneration Report

Recognized IFRS expenses of remuneration (2019-2021)
The following table contains the recognized IFRS expenses of the remuneration of the Executive Board members in the calendar years 2019, 2020 and 2021. These numbers deviate from the above-mentioned allocated remuneration amounts, as the deferred parts of variable compensation and Mr. Friese’s sign-on arrangement are expensed over multiple calendar years, and the shares are included at their fair value instead of the grant price.

IFRS expenses for compensation	Fixed	Variable

In EUR thousand	compensation	compensation	Pension	Other Benefits	Total

Lard Friese

2021 1)	1,576	692	594	77	2,939

2020 1)	1,869	282	373	49	2,572

Matt Rider

2021	968	583	387	67	2,005

2020	941	528	376	67	1,912

2019	931	627	387	77	2,022

Alex Wynaendts

2020 2)	496	497	337	97	1,427

2019	1,314	976	1,243	252	3,786

All Executive Board members

2021	2,545	1,275	981	144	4,944

2020	3,306	1,307	1,086	213	5,911

2019	2,245	1,604	1,630	329	5,808
1
Includes the fixed compensation expenses for the sign-on arrangement of EUR 1,228 thousand that Mr. Friese received when joining Aegon in March 2020. These were EUR 91 thousand in 2021 and EUR 938 thousand in 2020.

2	The disclosed amounts for 2020 cover the period that Mr. Wynaendts has been a member of the Executive Board (until May 15, 2020).

Awarded and due remuneration (2020-2021)
In line with the European guidelines on the standardized presentation of the remuneration report, you find the remuneration that was awarded and due to the Executives in the calendar years 2020 and 2021 in the table below. These amounts were awarded and due in accordance with the Executive Board remuneration policy that applied at the time and there were no deviations.

			Fixed		Variable		One-off	Pension	Total	Ratio Fixed/Variable 3)

In EUR thousand			Salary	Benefits	Upfront 1)	Deferred 2)

Lard Friese	2021	4)	1,485	77	211	-	255	594	2,622	82% /18%

	2020	5)	931	49	-	-	565	373	1,918	71% / 29%

Matt Rider	2021		968	67	213	363	-	387	1,999	71% / 29%

	2020		941	67	223	175	-	376	1,782	78% / 22%
1
The upfront cash and share payments of variable compensation that was allocated for the previous performance year. The shares are valued at their price at vesting. For example, the upfront cash and shares of the 2020 variable compensation award that were paid in 2021.

2
The deferred cash and share payments of the variable compensation that was allocated for performance years before the previous performance year. The shares are valued at their price at vesting. For example, the deferred cash and shares of the 2017-2019 variable compensation awards that were paid in 2021.

3	Fixed (the numerator) is the sum of Salary, Benefits and Pension divided by the Total. Variable (the denominator) is the sum of Upfront, Deferred and One-off divided by the Total.
4
The upfront variable amount covers the pro-rated cash bonus payment that was awarded for the period as Executive Board member during 2020 (from May 15 to December 31). The one-off item concerns the payments of the 2020 sign-on arrangement that were deferrred for one year (EUR 105 thousand in cash and 37,980 shares at a vesting price of EUR 3.934).

5
The salary, benefits and pension amounts cover the pro-rated period as Executive Board member during 2020 (from May 15 to December 31). The one-off item concerns the upfront payments of the 2020 sign-on arrangement (EUR 427 thousand in cash and 66,526 shares at a vesting price of EUR 2.079).

Aegon Annual Report on Form 20-F 2021

Remuneration Report

Annualized total compensation overview (2017-2021)
The table below shows the total compensation that was awarded and due in the last five calendar years on an annualized basis and the year-on-year annual change in total compensation. Please note that therefore several amounts have been annualized, while in practice these were pro-rated for the period during which the individual served as Executive Board member. These amounts were awarded and due in accordance with the Executive Board remuneration policy that applied at the time and there were no deviations. Additionally, the table shows the Aegon net result, a proxy of the financial and non-financial business performance, the vesting price of the Aegon shares, the inflation in the Netherlands and the average employee compensation over the same period.

In EUR thousand	Annualized	2017	2018	2019	2020	2021

Lard Friese	Awarded and due	-	-	-	2,719	2,748

	Change	-	-	-	-	1%

Matt Rider (as of May 19, 2017)	Awarded and due	1,357	1,670	1,799	1,824	2,052

	Change	-	23%	8%	1%	12%

Alex Wynaendts	Awarded and due	4,431	4,969	3,806	3,268	-

	Change	-	12%	(23%)	(14%)	-

Aegon net result (EU-IFRS)	In EUR million	2,358	741	1,525	55	1,701

Aegon business performance 1)	Target = 100%	121%	106%	79%	57%	123%

Vesting price Aegon shares	In EUR	4.423	5.848	4.287	2.079	3.934

Inflation in the Netherlands	Consumer Price Index	1.4%	1.7%	2.6%	1.3%	2.7%

Average employee compensation 2)	Total compensation	102	104	115	110	105

	Annual change		2%	11%	(4%)	(5%)

1
The weighted average Aegon financial and non-financial business performance, expressed as a percentage on a performance scale with 50% as threshold, 100% as target and 150% as maximum, as used for the allocation of variable compensation in the applicable year.

2
Consistent with the CEO pay ratio calculation, the average employee compensation is based on the audited total EU-IFRS remuneration expenses for all employees divided by the number of employees in scope for these expenses.

2022 Executive Board performance indicators
Looking ahead to the 2022 performance years, the 2022 performance indicators for Mr. Friese and Mr. Rider will be based again on a mix of 70% Group performance and 30% personal performance. The first table below shows the weight that is assigned to each performance indicator. The second table contains a summary of the performance indicator definitions.

2022 performance indicator weights	For Aegon bonus pools	Lard Friese	Matt Rider
Group performance

Free cash flows	20%

Relative total shareholder return	10%

Operating result	10%

Addressable expenses savings	10%

Market consistent value of new business	10%

Transformation program: Earnings contribution	10%

Transformation program: Timely initiative execution	10%

Transformation program: Timely milestone completion	10%

Employee engagement	10%	70%	70%

Personal performance

Strategic Roadmap development		10%	5%

Execution of capital initiatives in line with Strategic Roadmap		10%	5%

Sustainabiity integration and execution		5%	5%

Women in senior management		5%

Finance strategy execution			10%
Total weight	100%	100%	100%

Aegon Annual Report on Form 20-F 2021

Remuneration Report

2022 performance indicators	Definition
Free cash flows	Free cash flows represent cash flows from remittances from the units less the Holding funding and operating expenses. For 2022 it will be measured on a retrospective 2-year performance period (2021-2022). The 2021-2022 target is based on the 2021-2023 cumulative free cash flows target that was disclosed at the Capital Market Day in December 2020 and the updated guidance in February 2022.
Relative total shareholder return	Aegon’s position relative to 7 US and 7 non-US peers when looking at Total Shareholder Return for a retrospective 3-year performance period (2020-2022). These peers were selected for being the most similar to Aegon based on their index listing, industry classification, 5 year monthly Beta, Market Capitalization and Total Revenue
1)
.
Operating result	Operating result reflects our profit before tax from underlying business operations and excludes components that relate to accounting mismatches that are dependent on market volatility, updates to best estimate actuarial and economic assumptions and model updates or events that are considered outside the normal course of business. The 2022 target is based on the 2022 budget.
Addressable expenses savings	Addressable expenses are expenses reflected in the operating result, excluding deferrable acquisition expenses, expenses in joint ventures and associates and expenses related to operations in CEE countries. For 2022 it will be measured on a retrospective 2-year performance period (2021-2022). The 2021-2022 target is based on the 2021-2023 savings target that was disclosed at the Capital Market Day in December 2020.
Market consistent value of new business	Represents how much value the sale of new insurance policies is generating for the company. This value represents the present value of our best estimate of incoming premiums and outgoing claims, benefits and expenses related to these new sales. The 2022 target is based on the 2022 budget.
Transformation program: Earnings contributions	Measures the expected cumulative run-rate earnings contribution for performance improvement initiatives that moved to the execution phase during the retrospective 3-year performance period 2020-2022, compared to the cumulative 2020-2022 target in the transformation program.
Transformation program: Timely initiative execution	Measures whether performance improvement initiatives moved to the execution phase in time, compared to the 2022 targets in the transformation program.
Transformation program: Timely milestone completion	Measures the timely milestone completion of the performance improvement initiatives, compared to the 2022 targets in the transformation program.
Employee Engagement	Increase Aegon’s employee engagement to at least 70% in 2022 (+2% compared to 2021).
Strategic Roadmap Development	Further evolve the Strategic Roadmap for strategic assets and non-core assets in 2022.
Execution of capital initiatives in line with Strategic Roadmap	Complete management actions in relation to financial assets and non-core assets in 2022.
Sustainability integration and execution	Complete milestones in 2022 related to further integrating our ESG priorities in Aegon’s strategy, sustainability reporting and reaching our 2025 carbon emission reduction target.
Women in Senior Management	Increase the number of women in Aegon’s senior management layer worldwide to at least 36% in 2022 (2% increase compared to 2021).
Finance Strategy Execution	Complete the 2022 milestones from the Finance Strategy.

1
These peers are in order of the 2020-2021 ranking result: 1) NN Group NV, 2) Principal Financial Group Inc, 3) Axa Equitable Holdings Inc, 4) Swiss Life Holding AG, 5) ASR Nederland NV, 6) Brighthouse Financial Inc, 7) MetLife Inc, 8) Prudential Financial Inc, 9) Lincoln National Corp, 10) Assicurazioni Generali SpA, 11) Aegon NV, 12) Prudential PLC, 13) Baloise Holding AG, 14) Unum Group and 15) Athene Holding Ltd / Helvetia Holding. The Athene Holding Ltd / Helvetia Holding result is a blend of the initial peer Athene and the back-up peer Helvetia, which replaced Athene per March 9, 2021, in accordance with our plan rules, following the merger with Apollo announced by Athene.

Aegon Annual Report on Form 20-F 2021

Risk management

Risk management

As an insurance group, Aegon manages risk for the benefit of its customers and other stakeholders. The Company is exposed to a range of underwriting, operational and financial risks. Aegon’s risk management and internal control systems are designed to ensure that these risks are managed effectively and efficiently in a way that is aligned with the Company’s strategy.
For Aegon, risk management involves:

♦	Understanding risks that the Company faces;

♦	Maintaining a group-wide framework through which the risk-return trade-off associated with these risks can be assessed;

♦	Maintaining risk tolerances and supporting policies to limit exposure to a particular risk or combination of risks; and

♦	Monitoring risk exposures and actively maintaining oversight of the Company’s overall risk and solvency positions.
This section provides a description of Aegon’s risk management framework.
Enterprise Risk Management (ERM) framework
Aegon’s ERM framework is designed and applied to identify risks that may affect Aegon and manage individual and aggregate risks within Aegon’s set risk tolerances. The ERM framework covers the ERM components as identified by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The ERM framework applies to all of Aegon’s businesses for which it has operational control.
Risk strategy, risk appetite statement and risk tolerances
The setting of the risk strategy starts with the principle that taking a risk should be based on serving a customer’s need. The competence to manage the risk is assessed and Aegon’s risk preferences are formulated, taking into account Aegon’s risk capacity. The process results in a targeted risk profile, reflecting the risks Aegon wants to keep on the balance sheet, and the risks Aegon would like to avoid.
Aegon’s risk appetite statement and risk tolerances are established to assist management in carrying out Aegon’s strategy within the boundaries of the resources available to Aegon. Aegon’s risk appetite statement is to:
“Fulfil our promises towards our customers and other stakeholders by delivering sustainable and growing long-term free cash flow through strong resilience in solvency and liquidity, with a healthy balance in exposures, and by running a responsible business with effective controls.”
Following from the risk appetite statement, risk tolerances are defined on:

♦	Solvency, including Cash Capital at Holding and capital generation, to ensure that Aegon remains solvent even under adverse scenarios.

♦	Liquidity, to ensure that Aegon remains liquid even under extreme scenarios.

♦	Risk balance, to ensure a healthy balance of risk exposures that supports delivering on our capital generation and return on capital targets.

♦	Responsible business with effective controls, which acknowledges an acceptable level of operational risk and stresses a low tolerance for (lack of) actions which could lead to material adverse risk events that result in breaking promises or not meeting reasonable expectations of customers, legal breaches or reputational damage.
The tolerances are further developed into measures, thresholds and indicators that have to be complied with to remain within the tolerances.
Risk universe
Aegon’s risk universe is structured to reflect the type of risks to which the Company is exposed. The identified risk categories are financial risk (e.g. interest rate risk and credit risk), underwriting risk (e.g. longevity and policyholder behavior), and operational risk (e.g. fraud, business disruption and non-financial risks, including sustainability risks like climate change). Specific risk types are identified within these risk categories. These risks, internal or external, may affect the Company’s operations, earnings, share price, value of its investments, or the sale of certain products and services. In the context of Aegon’s risk strategy, a risk appetite is set for the three identified risk categories (see table below).

Risk category	Description	Appetite
Underwriting	The risk of incurring losses when actual experience deviates from Aegon’s best estimate assumptions on mortality, longevity, morbidity, policyholder behavior, P&C claims and expenses used to price products and establish technical provisions.	Medium to high - Underwriting risk is Aegon’s core business and meets customer needs.
Financial	The risk of incurring financial losses due to movements in financial markets and the market value of balance sheet items. Elements of financial risk are credit risk, investment risk, interest rate risk and currency risk.	Low to medium - Accepted where it meets customer needs and the risk return profile is acceptable.
Operational	The risk of losses resulting from inadequate or failed internal processes and controls, people and systems or from external events, such as processing errors, legal and compliance issues, natural or man-made disasters, and cybercrime.	Low - Accepted as a necessary condition of conducting business, but mitigated as much as possible in an economically efficient manner.

Aegon Annual Report on Form 20-F 2021

Risk management

Risk identification and risk assessment
Aegon has identified a risk universe that captures all known material risks to which the Company is exposed. To assess all risks, Aegon maintains a documented, consistent methodology for measuring risks. The risk metrics are embedded in Aegon’s key reports and are used for decision making.
Risk response
Aegon distinguishes the following risk responses:

♦	Risk acceptance when the exposure is within the set risk tolerance; and

♦	Risk control, transfer or avoidance when the exposure exceeds the established risk tolerance or if cost-benefit analysis supports further actions.
Risk monitoring and reporting
Risks are monitored regularly and reported internally on at least a quarterly basis. The impact of key financial, underwriting, and operational risk drivers on earnings and capital is shown in the quarterly risk dashboards for the various risk types, both separately and on an aggregate basis.
Risk exposures are compared with the measures and indicators as defined by Aegon’s risk tolerance statements. Reporting also includes compliance and incident reporting. Finally, the main risks derived from Aegon’s strategy and day-to-day business are discussed, as well as forward looking points for attention. If necessary, mitigating actions are taken and documented.
Risk control
A system of effective controls is required to mitigate the risks identified. In Aegon’s ERM framework, risk control includes risk governance, risk policies, internal control framework, model validation, risk embedding, risk culture and compliance.
Most significant risks
The most significant risks Aegon faces in terms of exposures and required capital are:

♦	Financial markets risks (particularly related to credit, equity, and interest rates);

♦	Underwriting risk (particularly related to longevity and policyholder behavior); and

♦	Operational risks (particularly related to reputation and continuity of operations).
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
Equity market risk and other investment risks
Aegon runs the risk that the market value of its investments changes. Investment risk affects Aegon’s direct investments in the general account, indirect investments for the account of policyholders and agreements where Aegon relies on counterparties, such as reinsurance and derivative counterparties. Aegon has a low preference for investments in equity securities via the general account. Equity investments generate an equity risk premium over the long run, but in combination with a high capital charge result in a relatively low return on capital. Aegon has experience and expertise in managing complex investment guarantees and leverages this capability by providing customers access to a range of investment strategies and guaranteed benefits.
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
Currency exchange rate risk
As an international company, Aegon conducts business in different currencies, and is therefore exposed to movements in currency exchange rates. Foreign currency exposure exists primarily when policies are denominated in currencies other than the issuer’s functional currency. Currency risk in the investment portfolios backing insurance and investment liabilities is managed using asset liability matching principles. Assets allocated to equity are held in local currencies to the extent shareholders’ equity is required to satisfy regulatory and self-imposed capital requirements. Currency exchange rate fluctuations therefore affect the level of shareholders’ equity as a result of converting local currencies into euro (EUR), the Group’s reporting currency. The Company holds its capital base in various currencies in amounts that correspond to the book value of individual business units.
Liquidity risk
Aegon needs to maintain sufficient liquidity to meet short-term cash demands, not only under normal conditions, but also in the event of a crisis. To that end, Aegon has put a strong liquidity management strategy in place. The Company considers extreme liquidity stress scenarios, including the possibility of prolonged ‘frozen’ capital markets, an immediate and permanent rise in interest rates, and policyholders withdrawing liabilities at the earliest conceivable date. In addition, the Company has liquidity stress planning in place. Please refer to note 4 ‘Financial Risk’ to Aegon’s financial statements.
Underwriting risk
Underwriting risk relates to the products sold by Aegon’s insurance entities and is the risk of incurring losses when actual experience deviates from Aegon’s best estimate assumptions on mortality, morbidity, policyholder behavior,

Aegon Annual Report on Form 20-F 2021

Risk management

P&C claims and expenses. Aegon has a preference to selectively grow underwriting risk, but this must work hand-in-hand with a strong underwriting process. Aegon’s earnings depend, to a significant degree, on the extent to which claims experience is consistent with assumptions used to price products and establish technical provisions. Changes in, among other things, morbidity, mortality, longevity trends and policyholder behavior may have a considerable impact on the Company’s income. Assumptions used to price products and establish technical provisions are reviewed on a regular basis. Please refer to note 3 ‘Critical accounting estimates and judgment in applying accounting policies’ to Aegon’s consolidated financial statements for further information.
Operational risk
Like other companies, Aegon faces operational risk resulting from operational failures or external events, such as processing errors, inaccuracies in models used, negative behavior by personnel, non-compliance to laws and regulations, and natural or man-made disasters, including climate change. In addition, major programs or organizational transformations may also increase potential for operational risks. Aegon’s systems and processes are designed to support complex products and transactions, and to help protect against such issues as system failures, business disruption, financial crime, and breaches of information security. Aegon monitors and analyses these risks, and retains flexibility to update and revise where necessary. Aegon’s operational risk universe distinguishes eight risk types: business risk; legal, regulatory, conduct and compliance risks; tax risk; financial crime risk; processing risk; information technology and business disruption risk; people risk; and facility risk. These level 1 risk types are split out into more granular level 2 risk types. The more granular risk types include, amongst others, information security risk, conduct risk, fraud risk, Environmental, Social & Governance (ESG) risk, and pandemic risk. The impact of COVID-19 on our risk management system is highlighted below.
Pandemic risk - COVID-19
COVID-19 impacts the company through financial markets and underwriting developments (mortality rates), and also leads to operational risks. From the onset of the COVID-19 pandemic, targeted control assessments were conducted across all regions to monitor the operational risk impact of the pandemic. The assessments showed that the controls continued to operate effectively. The assessments covered the impact on core business processes, the working from home environment and the related information security risk, service levels to customers, and the health of employees. In addition, ongoing attention is being directed at third party risk with the aim to monitor financial health, security and capacity aspects as well as to provide support where needed, to avoid negative knock-on effects for Aegon.
Business environment scan
In addition to the management of described risk types, Aegon performs a business environment scan. The aim is to identify emerging, fundamental/structural trends, risks and opportunities in our operating environment, which could have significant impact on value creation and Aegon’s financial strength, competitive position, or reputation. It is a critical, cross functional exercise that looks beyond impact alone to assess the potential of topics to influence value creation. The scan is performed as a check on the ongoing appropriateness of the risk universe, to ensure completeness of Aegon’s risk assessment as well as to provide input for ongoing strategy development.
The business environment scan is performed on a biennial basis, with annual updates for significant changes.
Topic identification, mapping and selection are based on desk research, interviews with internal and external experts and management selection. Outcomes can be used for materiality reporting, as input for Aegon’s strategy process and for possible follow-up in terms of further analysis, tracking or as a global project.
Risk governance framework
Aegon’s risk management is based on clear, well-defined risk governance. The goals of risk governance are to:

♦	Define roles and responsibilities, and risk reporting procedures for decision makers;

♦	Institute a proper system of checks and balances;

♦	Provide a consistent framework for managing risk in line with the targeted risk profile; and

♦	Facilitate risk diversification.
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
Aegon’s risk management governance structure has four layers:

♦	The Supervisory Board and the Supervisory Board Risk Committee (SBRC);

♦	The Executive Board and the Management Board;

♦	The Group Risk & Capital Committee (GRCC) and its sub-committees; and

♦	The Regional Risk & Capital Committees.

Aegon Annual Report on Form 20-F 2021

Risk management

The SBRC reports to the Supervisory Board on topics related to the ERM framework and the internal control system. The formal responsibility regarding the effectiveness and design, operation, and appropriateness of the ERM and internal control system rests, however, with the Audit Committee of the Supervisory Board. The Audit Committee works closely together with the SBRC with regard to the oversight of, and reports on, the effectiveness of the ERM framework and the risk control systems of the Company. The Audit Committee relies on the findings of the SBRC. The SBRC oversees Aegon’s ERM framework, including risk governance and measures taken to ensure risk management is properly integrated into the Company’s broader strategy.
For a description of the main roles and responsibilities of the SBRC see the section on the Risk Committee on page 45 of the Report of the Supervisory Board in this Annual Report.
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
The purpose of the NFRC is to assist the GRCC, Executive Board and Management Board with non-financial risk framework setting and maintenance, including policies, standards, guidelines and methodologies, and to act as formal discussion and exchange of information platform on matters of concern regarding non-financial risk management.
The MVC is responsible for approving all model validation reports across Aegon. This is an independent committee that reports into the GRCC and the Executive Board to provide information on model integrity and recommendations for further strengthening of models.
Aegon’s regions have a risk, or risk and capital committee, and an audit committee established. The responsibilities and prerogatives of the committees are aligned with the Group-level committees and further set out in their respective charters, which are tailored to local circumstances.
In addition to the four layers described above, Aegon has an established company-wide risk function. It is the mission of the Risk Management function to ensure the continuity of the Company through safeguarding the value of existing business, protecting Aegon’s balance sheet and reputation, and through supporting the creation of sustainable value for all stakeholders.
In general, the objective of the Risk Management function is to support the Executive Board, Management Board, Supervisory Board, and regional and business unit boards in ensuring that the Company reviews, assesses, understands, and manages its risk profile. Through oversight, the Risk Management function ensures the company-wide risk profile is managed in line with Aegon’s risk tolerances, and stakeholder expectations are managed under both normal business conditions and adverse conditions caused by unforeseen negative events.
The following roles are important in order to realize the objective of the Risk Management function:

♦	Advising on risk-related matters including risk tolerance, risk governance, risk methodology and risk policies;

♦	Supporting and facilitating the development, incorporation, maintenance and embedding of the ERM framework and sound practices; and

♦	Monitoring and challenging the implementation and effectiveness of ERM practices.

Aegon Annual Report on Form 20-F 2021

Risk management

In the context of these roles, the Risk Management Function has the following responsibilities:
Enterprise Risk Management (ERM) Framework

♦	The overarching ERM Framework supports Aegon’s corporate strategy and enables management to effectively deal with uncertainty and the associate risk-return trade-offs.
Global Risk Appetite (GRA)

♦	The GRA is linked to and supports Aegon’s strategy and purpose and translates into risk tolerances and risk limits.
Risk Identification and Assessment

♦	All material risks are captured and classified in Aegon’s risk universe. An emerging risk process is in place to ensure that risk universe remains up-to-date and complete.
Risk assessment includes risk measurement across valuation and reporting metrics and feeds into Aegon’s risk strategy, including risk preferences and risk profile considerations.
Risk Governance

♦	A risk governance framework is in place across all levels of the company, including formal committees, committee charters, memberships across relevant functions, and escalation procedures.
Policies and Standards

♦	Risk policies and standards set out requirements, roles and responsibilities and processes to manage risks across the risk universe.
Risk Embedding

♦	The ERM Framework is embedded in Aegon’s key business areas. The Own Risk Self-Assessment (ORSA) unites the risk and capital management and the business planning processes across Aegon and aligns to its strategy. The risk strategy is aligned with the business strategy, the strategy execution is closely monitored, and risks are timely identified to help steer towards strong delivery in a safe and timely manner.
Risk Oversight

♦	Major business (and risk) decisions are risk-based; properly risk informed and, where relevant, challenged by the Risk Management function to protect the balance sheet and proper customer conduct.
Risk Monitoring and Reporting

♦	Risks across the risk universe are monitored and reported.

♦	Risk culture is embedded across the company.

♦	Awareness of employees, management, and leadership of relevant risks and how risks are managed.
Aegon’s Group and business unit’s risk management staff structure is fully integrated. Business unit CROs have either a direct reporting line to the Group CRO or one of the regional CROs that reports directly to the Group CRO.
Keeping ERM framework up-to-date and effective
Aegon continuously works on keeping its ERM framework up-to-date, effective and fit-for-purpose. The annual risk development plan outlines priorities for the year and rationalizes activities that align with Aegon’s strategy and vision. Policies, charters and other governance documents are regularly reviewed and updated where necessary. Also, activities such as the Business Environment Scan provide an internal and external perspective on the risk universe and will signal where updates are required. As an example, non-financial risk management, including sustainability, is of increasing importance, and climate risk has been incorporated more explicitly in our Operational Risk taxonomy and other business processes. In addition, internal processes like policy attestation verify compliance with policies. Non-compliance requires remediating action plans, which are actively monitored to ensure execution. Aegon conducts an internal System of Governance review on a regular basis, as required by Solvency II legislation. The review includes design and effectiveness assessment of Aegon’s risk management system. Identified weaknesses and improvement areas following from such reviews are reported, discussed and acted on.
Internal control system
Aegon has developed an internal control system that serves to facilitate its compliance with applicable laws, regulations (e.g. Sarbanes-Oxley Act and Solvency II), and administrative processes, and the effectiveness and efficiency of operations with regard to its objectives, in addition to the availability and reliability of financial and non-financial information. The overall internal control system ensures appropriate control activities for key processes and the documentation and reporting of administrative and accounting information. A key element of the internal control system is to facilitate action planning and embed continuous improvement regarding the internal control environment throughout the organization. The internal control system is embedded through policies and frameworks such as ERM Framework, Model Validation Framework, Operational Risk Management (ORM) Framework, and Information Technology Framework. Aegon’s internal control system is considered more encompassing in scope than the Integrated Framework issued by COSO on which criteria for the internal control system are based.
In relation to the Information Technology Framework, as some of our core processes and systems shift from legacy on-premises environment to the cloud, Aegon has established a strategy to manage cloud risk. This includes defining key elements of cloud governance, cloud security strategy, as well as integrating cloud control requirements into our IT Control Framework.
In 2021, risk management and internal control topics were discussed by the relevant management committees and bodies, including the Management Board, the Executive Board, the Risk Committee of the Supervisory Board, and the Audit Committee of the Supervisory Board. From analysis of internal and external audit reports and risk reviews, no material weaknesses were observed, and no significant changes or major improvements were made or planned to the risk management and internal control systems following from the review.

Aegon Annual Report on Form 20-F 2021

Capital and liquidity management

Capital and liquidity management

Guiding principles
The management of capital and liquidity is of vital importance for Aegon, for its customers, investors in Aegon securities and for Aegon’s other stakeholders. In line with its risk tolerance, the goal of Aegon’s capital and liquidity management is to promote strong and stable capital adequacy levels for its businesses, in addition to maintaining adequate liquidity to ensure that the Company is able to meet its obligations.
Aegon follows a number of guiding principles in terms of capital and liquidity management:

♦	Promoting strong capital adequacy in Aegon’s businesses and operating units;

♦	Managing and allocating capital efficiently in support of the strategy and in line with its risk tolerance;

♦	Maintaining an efficient capital structure, with an emphasis on optimizing Aegon’s cost of capital;

♦	Maintaining adequate liquidity in both the operating units and the Holding to ensure that the Company is able to meet its obligations by enforcing stringent liquidity risk policies; and

♦	Maintaining continued access to international capital markets on competitive terms.
Aegon believes that the combination of these guiding principles strengthens the Company’s ability to withstand adverse market conditions, enhances its financial flexibility, and serves both the short-term and the long-term interests of the Company, its customers and other stakeholders.
The management and monitoring of capital and liquidity is firmly embedded in Aegon’s Enterprise Risk Management (ERM) framework.
Management of capital
Aegon’s capital management framework is based on adequate capitalization of its operating units, Cash Capital at Holding and leverage.
Capital adequacy of Aegon’s operating units
Aegon manages capital in its operating units at levels sufficient to absorb moderate shocks without impacting the remittances to the Group. These moderate shocks could be caused by various factors, including general economic conditions, financial markets risks, underwriting risks, changes in government regulations, legal and arbitration proceedings. To mitigate the impact of such factors on the ability of operating units to pay remittances to the Group, Aegon established an operating level of capital in each of the units: 150% Solvency Capital Requirement (SCR) for Solvency II units and 400% Risk-Based Capital (RBC) Company Action Level (CAL) in the US. Aegon manages capital in the units to their respective operating levels over-the-cycle.
After investments have been made in new business to generate organic growth, capital generated by Aegon’s operating units is available for distribution to the holding company. In addition to an operating level, Aegon established a minimum dividend payment level of capital in each of the units: 135% SCR for Solvency II and 350% RBC CAL in the US. As long as the capital position of the unit is above this minimum dividend payment level, the unit is expected to pay remittances to the Group.
When the operating unit’s capital position approaches the minimum dividend payment level, capital management tools will be used to ensure that units will remain well capitalized. The frequent monitoring of actual and forecasted capitalization levels of its operating units is an important element in Aegon’s capital framework in order to actively steer and manage towards maintaining adequate capitalization levels.
The regulatory capital requirement, minimum dividend payment level, operating level and actual capitalization for Aegon’s main operating units at December 31, 2021, are included in the following table:

Capital requirements	Regulatory capital requirement	Minimum dividend payment level	Operating level	Actual capitalization

US RBC ratio	100%	350%	400%	426%

NL Life Solvency II ratio	100%	135%	150%	186%

Scottish Equitable Plc (UK) Solvency II ratio	100%	135%	150%	167%

For more details on the capital ratios and the movement thereof reference is made to note 43 ‘Capital management and solvency’ to Aegon’s consolidated financial statements.
Improving risk-return profile
Aegon continues to take measures to improve its risk-return profile. In 2021, several actions were taken to strengthen the capital position and reduce the volatility of the local capital positions.

Aegon Annual Report on Form 20-F 2021

Capital and liquidity management

The Dutch life business reinsured an additional part of its longevity exposure with Reinsurance Group of America, Incorporated (RGA). The reinsurance agreement provides protection against the longevity risk associated with EUR 7 billion of pension liabilities. This transaction improves the risk profile of the Dutch Life business and releases capital at attractive terms.
In 2020 Aegon initiated a program to materially reduce economic interest rate risk in the US. Per the end of 2021, Aegon had almost fully executed its interest rate management plan, mainly by lengthening the duration of its asset portfolio and expanding its forward starting swap program. Furthermore, Aegon has taken actions to improve its risk-return profile by further hedging the legacy variable annuities block in the US and reducing its economic exposure to equity markets and interest rates through a lump-sum buy-out program, which allows Aegon to more actively consider a broad range of options for this block of business. As a result of these actions, at December 31, 2021, the targeted interest rate risk exposure has reduced by approximately 70% since inception of the program.
To reduce the risk of volatility in mortality claims on its statutory capital position in the US, Aegon entered into an agreement with Wilton Re in December 2021 to reinsure a portfolio of universal life secondary guarantee policies with approximately USD 1.4 billion of statutory reserves.
Aegon has an active global reinsurance program in order to optimize the risk-return profile of other insurance risks. In addition, Aegon monitors the risk-return profile of new business written, withdrawing products that do not create value for all stakeholders including policyholders and shareholders.
Cash Capital at Holding and liquidity management
Liquidity management is a fundamental building block of Aegon’s overall financial planning and capital allocation processes. Liquidity is managed both centrally and at the operating unit level and is coordinated centrally at Aegon N.V..
The ability of the holding company to meet its cash obligations depends on the amount of liquid assets on its balance sheet and on the ability of the operating units to pay remittances to the holding company. In order to ensure the holding company’s ability to fulfil its cash obligations, to maintain sufficient flexibility to provide capital and liquidity support to Aegon’s operating units, and to provide stability in external dividends, the Company manages Cash Capital at Holding, including Aegon’s centrally managed (unregulated) holding companies, to an operating range of EUR 0.5 to 1.5 billion.
The main sources of liquidity in Cash Capital at Holding are remittances from operating units and divestitures. In addition, contingent internal and external liquidity programs are maintained to provide additional safeguards against extreme unexpected liquidity stresses.
Aegon uses the cash flows from its operating units to pay for holding expenses, including funding costs. The remaining free cash flow is available to execute the Company’s strategy to strengthen the balance sheet through deleveraging, to make capital injections into units as required, to make acquisitions, to fund dividends on its shares, and to return capital to shareholders if possible, all subject to maintaining targeted Cash Capital at Holding. Aegon aims to pay out a sustainable dividend to enable equity investors to share in its performance.
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
On December 31, 2021, Aegon held a balance of EUR 1.3 billion in Cash Capital at Holding, compared to EUR 1.1 billion on December 31, 2020. Details on the movement are included in note 43 ‘Capital management and solvency’ to Aegon’s consolidated financial statements.
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
Aegon’s operating units are engaged in life insurance and pensions business, which are long-term activities with relatively illiquid liabilities and generally matching assets. Liquidity consists of liquid assets held in investment portfolios, in addition to inflows generated by premium payments and customer deposits.
Leverage
Aegon uses leverage in order to lower the cost of capital that supports businesses in the Aegon Group, thereby contributing to a more effective and efficient use of capital. In managing the use of leverage throughout the Group, Aegon has implemented a Leverage Use Framework as part of its broader Enterprise Risk Management framework.

Aegon Annual Report on Form 20-F 2021

Capital and liquidity management

Financial leverage
Aegon defines gross financial leverage as debt or debt-like funding issued for general corporate purposes and for capitalizing Aegon’s business units. Gross financial leverage includes hybrid instruments, subordinated and senior debt. Aegon aims to reduce its gross financial leverage to a range of EUR 5.0 – 5.5 billion by 2023. This reduction of leverage will strengthen the balance sheet, reduce Aegon’s risk profile and make Aegon more resilient.
The following are metrics that Aegon assesses in managing leverage:

♦	Gross financial leverage ratio;

♦	Fixed charge coverage;

♦	Various rating agency leverage metrics; and

♦	Other metrics, including gross financial leverage divided by operating capital generation.
Aegon’s gross financial leverage ratio is calculated by dividing gross financial leverage by total capitalization. Aegon’s total capitalization consists of the following components:

♦	Shareholders’ equity, excluding revaluation reserves and cash flow hedge reserves, based on IFRS as adopted by the EU;

♦	Non-controlling interests and shares related to Long Term Incentive Plans that have not yet vested; and

♦	Gross (or total) financial leverage.
Aegon’s fixed charge coverage is a measure of the Company’s ability to service its financial leverage. It is calculated as the sum of operating result and interest expenses on financial leverage divided by interest payments on financial leverage. The fixed charge coverage includes the impact of interest rate hedging.
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
Aegon also has access to domestic and international money markets through its EUR 2.5 billion commercial paper programs. As at December 31, 2021, Aegon had no amounts outstanding under these commercial paper programs (2020: EUR 72 million).
To support its commercial paper programs and need for Letters of Credit (LOCs), and to enhance its liquidity position, Aegon maintains backup credit and LOC facilities with international lenders. The Company’s principal arrangements comprise a EUR 2 billion syndicated revolving credit facility and an LOC facility of USD 2 billion. The syndicated revolving credit facility matures in 2025. The LOC facility matures in 2026. In addition, Aegon also maintains various shorter-dated bilateral backup liquidity facilities in addition to committed and uncommitted LOC facilities.
Rating agency ratings
Aegon’s objective is to maintain very strong financial strength ratings in its main operating units, and this plays an important role in determining the Company’s overall capital management strategy. Aegon maintains strong financial strength ratings from several international rating agencies for its main operating units, and a strong credit rating for Aegon N.V.

December 31, 2021	Aegon N.V.	Aegon USA	Aegon the Netherlands	Aegon UK

S&P Global 1)

Financial strength	-	A+	A+	A+

Long-term issuer	A-	-	-	-

Senior debt	A-	-	-	-

Subordinated debt	BBB	-	-	-

Moody’s Investors Service 1)

Financial strength	-	A1	-	-

Long-term issuer	A3	-	-	-

Senior debt	A3	-	-	-

Subordinated debt	Baa1	-	-	-

Commerical paper 2)	P-2	-	-	-

A.M. Best 1)

Financial strength	-	A	-	-

1	S&P Global and A.M. Best have a stable outlook on the ratings. Moody’s Investors Service has a negative outlook on the ratings.
2
Following Aegon’s requests, S&P Global withdrew its commercial paper rating of Aegon N.V. on November 23, 2021 and Moody’s Investors Service withdrew the commercial paper rating on Aegon N.V. on January 28, 2022.

Aegon Annual Report on Form 20-F 2021

Capital and liquidity management

Aegon Group Solvency Ratio
The Solvency II regulatory framework determines the regulatory capital requirements for EU-domiciled insurance and reinsurance entities. In Aegon’s Non-EEA (European Economic Area) regions, (re)insurance entities domiciled in third-countries deemed either provisionally or fully equivalent (US life insurance entities, Bermuda, and Brazil), the capital requirement is based on local capital requirements. For more information about Solvency II and recent developments, please refer to section ‘Regulation and supervision’.
As at December 31, 2021, the estimated Solvency II ratio of Aegon Group amounted to 211%, an increase of 15%-points since December 31, 2020. This was mainly due to the positive impact from operating capital generation, management actions including the longevity reinsurance for Aegon Levensverzekering N.V. (NL Life) in December 2021 and model and assumption changes - including an increased LAC-DT factor for NL Life. There was a partial offset from other one-time items, a slight negative impact from markets, external dividends and the impact of deleveraging. For more details, please refer to note 43 ‘Capital management and solvency’ to Aegon’s consolidated financial statements.

	December 31, 2021 1)	December 31, 2020

Group Own Funds	19,431	18,582

Group SCR	9,226	9,473

Group Solvency II ratio	211%	196%

1	The Solvency II ratios are estimates and are not final until filed with the respective supervisory authority.

Sensitivities
Aegon calculates sensitivities of its Solvency II ratios as part of its capital management framework. The following table provides an overview of the sensitivities (downward and upward) to certain parameters and their estimated impact on the Solvency II ratio. Please note that the sensitivities listed in the tables below represent sensitivities to Aegon’s position at the balance sheet date. The sensitivities reflect single shocks – except for the US credit default shock which also includes assumed rating migration – where other elements remain unchanged. Real world market impacts (e.g. lower interest rates and declining equity markets) may happen simultaneously, which can lead to more severe combined impacts and may not be equal to the sum of the individual sensitivities presented in the table. The Solvency II ratio sensitivities assume deferred tax asset (DTA) admissibility. Under certain adverse scenarios – in particular a severe equity market down shock – a loss of statutory surplus could lead to part of DTAs becoming inadmissible under the US RBC framework. While this would increase the sensitivity of the Solvency II ratio relative to the published sensitivities, the DTAs would still be recoverable over time.

			Group				Americas 1)				NL Life				SE Plc
	Scenario		2021		2020		2021		2020		2021		2020		2021		2020
Equity markets	(25%	)	(8%	)	(11%	)	(24%	)	(29%	)	(2%	)	(5%	)	2%		(5%	)

Equity markets	+25%		2%		7%		14%		20%		(1%	)	1%		(3%	)	(1%	)

Interest rates	-50bps		(0%	)	0%		1%		(3%	)	7%		9%		(2%	)	(1%	)

Interest rates	+50bps		(1%	)	1%		0%		4%		(8%	)	(8%	)	1%		1%

Curve steepening	+10bps		(2%	)	n.a.		n.a.		n.a.		(7%	)	n.a.		n.a.		n.a.

Govt spreads excl EIOPA VA	-50bps		0%		3%		n.a.		n.a.		(3%	)	3%		4%		5%

Govt spreads excl EIOPA VA	+50bps		0%		(2%	)	n.a.		n.a.		6%		(2%	)	(4%	)	(5%	)

Non-govt spreads excl EIOPA VA 2)	-50bps		(1%	)	0%		(3%	)	(1%	)	11%		9%		(9%	)	(10%	)

Non-govt spreads excl EIOPA VA 2)	+50bps		(1%	)	0%		4%		1%		(11%	)	(10%	)	1%		6%

US Credit Defaults 3)	~+200 bps		(17%	)	(18%	)	(38%	)	(38%	)	n.a.		n.a.		n.a.		n.a.

UFR	-15bps		(2%	)	(2%	)	n.a.		n.a.		(6%	)	(6%	)	n.a.		n.a.

Longevity 4)	+5%		(5%	)	(7%	)	(8%	)	(12%	)	(8%	)	(10%	)	(2%	)	(3%	)

Mortgage spreads	-50bps		2%		2%		n.a.		n.a.		6%		6%		n.a.		n.a.

Mortgage spreads	+50bps		(2%	)	(2%	)	n.a.		n.a.		(6%	)	(6%	)	n.a.		n.a.

EIOPA VA	-5bps		0%		0%		n.a.		n.a.		1%		(1%	)	n.a.		n.a.

EIOPA VA	+5bps		(0%	)	0%		n.a.		n.a.		(1%	)	1%		n.a.		n.a.

1
The sensitivities presented for Americas includes US regulated (life) companies, non-regulated holding companies and the employee pension plan. The sensitivities are presented on a Solvency II basis, after application of the conversion methodology to US regulated (life) companies.

2	Non-government credit spreads include mortgage spreads.
3	Additional 130 bps defaults for 1 year plus assumed rating migration.
4	Reduction of annual mortality rates by 5%.

Aegon Annual Report on Form 20-F 2021

Capital and liquidity management

Equity Sensitivities
The Group is exposed to the risk of a fall in equity markets. This is mainly a consequence of indirect equity exposure in the Americas.
In the Americas, equity sensitivities are primarily driven by the variable annuity (VA) business, where base contract fees are charged as a percentage of underlying funds, many of which are equity based. While guaranteed benefits are fully hedged for equity risk, the indirect equity exposure associated with the base contract fees is not. The asymmetry between the impacts of up and down shocks is caused by reserve flooring in the variable annuity business. At market levels per year-end 2021, an equity down shock would result in reserves increasing. However, an equity up shock would not result in a similar release of reserves, as reserves are floored at the cash surrender value of the policies.
Interest Rates Sensitivities
The solvency ratio of the Group is not very sensitive to movements in interest rates given the asset liability management and hedging programs that are in place.
In the Americas, a decrease in interest rates leads to higher reserves for variable annuities and universal life products, which are offset by payoffs from interest rate hedging programs. This offset from hedging has increased in 2021 due to the expansion of the dynamic hedge program to all variable annuity contracts.
NL Life hedges interest rate exposure on an economic basis, which results in an over-hedged position on a Solvency II basis. This results in NL Life’s solvency ratio being exposed to rising interest rates. In addition, the curve steepening scenario was added in 2021 to show the impact of a steepening of the interest rate curve at the longer end, given that NL Life hedges on an economic basis.
For SE Plc, exposure to lower interest rates leads to higher required capital on mortality, expense and policyholder lapse risks which is partly offset by gains on the swaps held in the general account.
Spread Sensitivities
The non-government spread sensitivities include shocks on mortgages, corporates bonds and structured instruments. For NL Life the spread sensitivities reflect an internal model feature that mitigates volatility caused by the basis risk between the EIOPA VA reference portfolio and NL Life’s own asset portfolio.
Overall, the Group is exposed to the risk of widening credit spreads across non-government, government, and mortgage instruments, which result in lower asset valuations. The solvency ratio of the Americas is positively impacted by widening spreads which results in a higher discount rate used for valuing employee pension plan liabilities. For variable annuities, widening credit spreads also lead to lower liabilities, as since the expansion of the dynamic hedge program in 2021, an illiquidity premium is used in valuing the liabilities. There is a partial offset, again for variable annuities, from a lower value of separate account fixed income assets resulting in an addition to reserves reflecting a higher cost of guarantees.
The Group as a whole has little exposure to changes in government spreads. The exposure in the Americas is negligible, and there are offsetting risks in NL Life and SE Plc. The solvency ratio of NL Life is exposed to government spreads narrowing because the resulting increase of SCR outweighs the resulting lower Own Funds in terms of ratio impact. The solvency ratio of SE Plc is exposed to spread widening which would have a negative impact on the valuation of fixed income assets.
Exposure to government spread sensitivities is driven by NL Life and SE Plc. NL Life is exposed to spreads narrowing compared to spreads widening last year. This sign change is due to higher interest rates, the sale of sovereigns over the year, and the change in composition of the Solvency II ratio over the year (more Own Funds but materially lower SCR). SE Plc is exposed to spreads widening due to the reduction in the value of fixed income assets.
Group is exposed to mortgage spreads widening, due to exposure in NL Life, which has an adverse impact on the asset valuation. The Americas credit defaults sensitivity reflects the combined impact of credit defaults and adverse credit rating migrations on assets held in the general account portfolio.
Longevity Sensitivities
All main business units contribute to the Group risk that people will live longer than the expectations embedded in our provisions. The exposure has decreased since last year, driven by improved premium deficiency reserve sufficiency in the LTC business in the US, and additional longevity reinsurance that was implemented in NL Life.
Capital quality
Solvency II distinguishes between basic Own Funds and ancillary Own Funds. Aegon’s total Own Funds are comprised of Tier 1, Tier 2 and Tier 3 basic Own Funds. Aegon does not currently have ancillary Own Funds. Tier 1 basic Own Funds are divided into unrestricted Tier 1 capital and restricted Tier 1 capital. The latter category contains Own Funds instruments subject to the restrictions of the Solvency II Delegated Regulation, which includes grandfathered Tier 1 Own Funds instruments. Based on agreements with its supervisory authorities, Aegon applies a fungibility and transferability restriction with respect to charitable trusts within the Americas. These restrictions, applied to Aegon’s basic Own Funds, result in Aegon’s Available Own Funds.

Aegon Annual Report on Form 20-F 2021

Capital and liquidity management

Available Own Funds
Unrestricted Tier 1 capital consists of Aegon’s share capital, share premium and the reconciliation reserve. The reconciliation reserve includes deductions to account for foreseeable dividends that meet the IFRS definition of a liability or have been approved by the Board, but that have yet to be distributed to Aegon’s shareholders, and restrictions related to Aegon’s with-profits fund in the UK for which the excess of Own Funds over its capital requirement is ring-fenced for policyholders, and therefore unavailable to Aegon’s shareholders.
Restricted Tier 1 capital consists of Aegon’s junior perpetual capital securities, perpetual cumulative subordinated bonds, and perpetual contingent convertible securities. Aegon’s Tier 2 capital consists of subordinated notes, which include Solvency II compliant notes and grandfathered dated notes. Aegon’s Tier 3 capital under the Solvency II framework consists of Aegon’s deferred tax asset position under Solvency II. For more details reference is made to note 43 ‘Capital management and solvency’.
The grandfathered restricted Tier 1 and Tier 2 capital instruments are grandfathered to count as capital under Solvency II for up to
10 years as of January 1, 2016. All call dates are listed in note 31 ‘Other equity instruments’ and note 32 ‘Subordinated borrowings’ to Aegon’s consolidated financial statements.
Eligible Own Funds
Under Solvency II regulation, restrictions apply to the eligibility of restricted Tier 1, Tier 2 and Tier 3 capital. As a result, it is possible that part of the Own Funds overflows to another tier or that it is not considered eligible in determining the Group Solvency II ratio.
The table below shows the composition of Aegon’s Available and Eligible Own Funds, taking into consideration tiering restrictions.
For more details on tiering restrictions, reference is made to note 43 ‘Capital management and solvency’ to Aegon’s consolidated financial statements.
The Available Own Funds are equal to the Eligible Own Funds per December 31, 2021. No overflow from restricted Tier 1 to Tier 2 Own Funds is applied per year end 2021 and 2020.

		December 31, 2021		December 31, 2020

	Available Own Funds	Eligible Own Funds	Available Own Funds	Eligible Own Funds

Unrestricted Tier 1	14,044	14,044	12,972	12,972

Restricted Tier 1	2,364	2,364	2,571	2,571

Tier 2	2,348	2,348	2,340	2,340

Tier 3	675	675	700	700

Total Tiers	19,431	19,431	18,582	18,582

Aegon Annual Report on Form 20-F 2021

Regulation and supervision

Regulation and supervision

Individually regulated Aegon companies are each subject to prudential supervision in their respective home countries and therefore are required to maintain a minimum solvency margin based on local requirements. In addition, the Group as a whole is subject to prudential requirements on a group basis, including capital, internal governance, risk management, reporting and disclosure requirements, pursuant to Solvency II and the Financial Conglomerates Directive.
Solvency II
Introduction
The Solvency II framework imposes prudential requirements at group level as well as on the individual EU insurance companies in the Aegon Group. Insurance supervision is exercised by local supervisors on the individual insurance companies in the Aegon Group and, in addition, by the group supervisor at group level. The Dutch Central Bank (DNB) is Aegon’s Solvency II group supervisor. Solvency II contains economic, risk-based capital requirements for insurance companies in all EU member states, as well as for groups with insurance and/or reinsurance activities in the EU. The Solvency II approach to prudential supervision can be described as a ‘total balance sheet-approach,’ and takes material risks to which insurance companies are exposed into account, as well as the interaction between risks.
The Solvency II framework is structured along three pillars. Pillar 1 comprises quantitative requirements (including technical provisions, valuation of assets and liabilities, solvency requirements and own fund requirements). Pillar 2 requirements include governance and risk management requirements, and requirements for effective supervision. Pillar 3 consists of disclosure and supervisory reporting requirements. These three pillars should not only be considered in isolation, but also in terms of how they interact with one another. More complex risks, for instance, require a stronger risk management and governance structure or could lead to higher capital requirements.
Pillar 1
Solvency II requires EU insurance companies to determine technical provisions at a value that corresponds with the present exit value of their insurance obligations towards policyholders and other beneficiaries of insurance and reinsurance contracts. The calculation of the technical provisions should be based on market consistent information where possible.
The value of the technical provisions is equal to the sum of a best estimate and a risk margin. The discount rate at which technical provisions are calculated and other parameters to determine the technical provisions may have an important effect on the amount of own funds (the excess of assets over liabilities) that insurance undertakings are required to maintain as well as volatility thereof. The Solvency II framework contains several measures - in particular the volatility adjustment and matching adjustment - that should help to reduce volatility of the Solvency II balance sheet.
Insurers and reinsurers are required to hold eligible own funds in addition to the assets held to cover the technical provisions in order to ensure that they are able to meet their obligations over the next 12 months with a probability of at least 99.5% (i.e. the ability to withstand a 1-in-200-year event). The buffer that insurance companies are required to hold is the Solvency Capital Requirement (SCR). Insurance companies are allowed to: (a) use a standard formula to calculate their SCR; (b) use a self-developed internal model; for which the approval of the supervisory authorities is required); or (c) use a partial internal model (PIM); a combination of the standard formula and an internal model; also requires approval of the supervisory authorities. An internal model should better reflect the actual risk profile of the insurance company than the standard formula. Aegon, as a group, uses a PIM.
In addition to the SCR, insurance companies should also calculate a Minimum Capital Requirement (MCR). This represents a lower level of financial security than the SCR, below which the level of eligible own funds held by the insurance company is not allowed to drop. An irreparable breach of the MCR would lead to the withdrawal of an insurance company’s license. Insurance companies are required to hold eligible own funds against the SCR and MCR. Own funds are divided into three tiers based on their quality. More details can be found in the Capital and Liquidity Management section.
Pillar 2
Under Pillar 2, insurance companies are required to set up and maintain an adequate and effective system of governance, which includes an appropriate internal organization, a risk governance system and an effective assessment of the risk and solvency position of the Company, including a prospective assessment of risks, through the Own Risk and Solvency Assessment (ORSA) process. In general, the system of governance should be proportionate to the nature, scale and complexity of the insurance company. A number of risks that insurance companies face can only be addressed through proper governance structures, rather than quantitative requirements. Management is ultimately responsible for the maintenance of an effective governance system. An example of such a risk, that has gained more prominence, is climate risk, which is addressed in the ORSA process.
The Supervisory Review Process (SRP), which is part of Pillar 2, allows supervisory authorities to supervise the ongoing compliance of undertakings with Solvency II requirements. Possible enforcement measures include: the imposition of capital

Aegon Annual Report on Form 20-F 2021

Regulation and supervision

add-ons; the requirement to submit and execute a recovery plan; and ultimately, the revocation of an insurance license.
Pillar 3
Solvency II includes detailed reporting and disclosure requirements. These requirements include non-public supervisory reporting on a regular basis through regular supervisory reports (RSR), complemented by detailed quantitative reporting templates (QRTs) reported on a quarterly basis, which contain detailed financial data and are partly public.
In addition, it is a requirement to publish a Solvency and Financial Condition Report (SFCR) on an annual basis.
Group supervision
Many of the Solvency II requirements that apply to the individual insurance undertakings apply, with the necessary modifications, also at group level. These requirements include group solvency requirements, group reporting and disclosure requirements, and requirements regarding the system of governance, risk management and internal control framework at group level. Entities that are not subject to solo supervision under Solvency II (such as entities in other financial sectors, non-financial entities, and regulated and non-regulated entities in third countries) may be affected indirectly by the Solvency II group requirements. Entities in other financial sectors are, in most cases, taken into account in the group solvency calculation, applying the capital requirements of that specific financial sector and either by using the Deduction and Aggregation method or the Accounting Consolidation method, which is the default method under Solvency II.
The difference between these two methods primarily affects the extent to which diversification can be taken into account in the group capital requirements. Under the Accounting Consolidation method the group is essentially treated as one economic unit together with the Solvency II entities, whereas the Deduction and Aggregation method requires the group to aggregate entities, rather than to fully consolidate entities for the purpose of the group capital requirements. However, the level of diversification under the Accounting Consolidation method also depends on the type of entity.
Subject to certain conditions, entities in other financial sectors may be included in accordance with the Accounting Consolidation method. In particular, this may be the case when the group supervisor is satisfied as to the level of integrated management and internal control regarding these entities. This applies for example to Aegon Bank in the Netherlands. Furthermore, DNB may require groups to deduct any participation from the own funds eligible for the Group Solvency ratio.
As explained in Note 43 ‘Capital management and solvency’ to Aegon’s consolidated financial statements, Aegon uses a combination of the two aggregation methods defined within the Solvency II framework to calculate the Group Solvency ratio.
For insurance entities domiciled outside the EEA for which provisional or full equivalence applies, such as the United States, Aegon uses the Deduction and Aggregation method, based on local regulatory requirements to translate these into the Group Solvency position. US insurance entities are included in Aegon’s group solvency calculation in accordance with local US Risk-Based Capital (RBC) requirements. Aegon’s current method is applied since July 1, 2017 and received approval from DNB. Details are included in Note 43 ‘Capital management and solvency’ to Aegon’s consolidated financial statements.
Aegon’s UK insurance subsidiaries continue to be included in the Group Solvency II calculation in accordance with Solvency II standards, including Aegon’s approved Partial Internal Model.
Solvency II group supervision is exercised by a combination of the supervisory authorities of the local insurance entities and the group supervisor. An important role in the cooperation between the supervisory authorities in the context of group supervision is played by the college of supervisors, in which the local and group supervisors are represented. This college is chaired by the group supervisor.
At international level, the International Association of Insurance Supervisors (IAIS) is developing a risk based global Insurance Capital Standard (ICS). The IAIS’ ultimate goal, by a date yet to be determined, is a single ICS that includes a common methodology by which it achieves comparable outcomes across jurisdictions. Ongoing work is intended to lead to improved convergence over time on the key elements of the ICS towards this ultimate goal. According to the IAIS the key elements include valuation, capital resources and capital requirements. In 2019, the IAIS adopted ICS Version 2.0, which is being used during a five-year monitoring period for confidential reporting to group-wide supervisors and discussion in supervisory colleges, not as a formal capital requirement. From 2025 onwards, it is currently envisaged that local jurisdictions will formally enact the ICS, which is described as a minimum standard. In Europe, and consequently for Aegon, this may entail that ICS standards will be incorporated in the Solvency II framework.
Solvency II review
On September 22, 2021, the European Commission published its legislative proposal for amendments to the Solvency II Directive, following extensive preparatory work in previous years by the European Commission and EIOPA. The Solvency II Directive proposal will be supplemented by a legislative proposal to amend the Solvency II Delegated Regulation, which will be published in a later stage. The co-legislators at European level will assess the legislative proposals in order to arrive at final text, resulting in amendments to the Solvency II Directive and the Solvency II Delegated Regulation.

Aegon Annual Report on Form 20-F 2021

Regulation and supervision

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
On August 1, 2022, amendments to Solvency II will enter into effect, integrating sustainability risks in the governance of insurance and reinsurance undertakings. The amendments relate to the inclusion of sustainability risk in the risk management areas, to be covered in the risk management system, in particular in relation to underwriting and reserving and investment risk management, as well as in the corresponding risk management policies. In addition, the identification of emerging risks and sustainability risks is included as part of the tasks of the risk management function, and as risks that form part of the calculation of the overall solvency needs and consequently of the ORSA process. Furthermore, sustainability risk is made explicitly part of the opinion of the actuarial function on the underwriting policy, made explicitly part of the remuneration policy (i.e. information how the remuneration policy takes into account the integration of sustainability risks in the risk management system). Lastly, the amendments relate to the integration of sustainability risk in the prudent person principle, as well as the integration of the potential long-term impact of investment strategy and decisions on sustainability factors (for example climate change).
In addition, the proposal to amend the Solvency II Directive, following the Solvency II 2020 review, includes an additional provision that will require insurers to identify and assess climate change risk as part of the assessment of their overall solvency needs, as well as a mandate to EIOPA to explore by 2023 a dedicated prudential treatment of exposures to assets and activities associated with environmental and social objectives and to regularly review the standard formula parameters pertaining to catastrophe risk.
We refer to the non-financial information section of this Annual Report for a description of the changes to the disclosure requirements, applicable to Aegon N.V., relating to non-financial information, including sustainability-related disclosures.
Financial conglomerate supervision
Since 2009, Aegon has been subject to supplemental group supervision by DNB in accordance with the requirements of the EU’s Financial Conglomerate Directive. This includes supplementary capital adequacy requirements for financial conglomerates and supplementary supervision on risk concentrations and intra-group transactions in the financial conglomerate. Due to the introduction of the Solvency II group supervisory requirements – which include similar, and to a large extent overlapping – supplemental group supervision pursuant to the Financial Conglomerates Directive has become significantly less relevant.
Recovery and resolution and systemic risk
G-SII designation, the Holistic Framework for the assessment and mitigation of systemic risk in the insurance sector, and ComFrame
In 2015, Aegon was designated by the Financial Stability Board (FSB) as a Global Systemically Important Insurer (G-SII), based on an assessment methodology developed by the International Association of Insurance Supervisors (IAIS). In 2019, in recognition of the fact that the Holistic Framework (see below) provides an enhanced approach to assessing and mitigating systemic risk in the global insurance sector, the FSB decided to suspend the identification of G-SIIs. In November 2022, the FSB is expected to review the need to either discontinue or re-establish an annual identification of G-SIIs.
Due to its G-SII status, Aegon was subject to an additional layer of direct supervision at the group level. In accordance with these requirements, Aegon submitted a liquidity risk management plan, a systemic risk management plan, and an ex-ante recovery plan to DNB and to the crisis management group (CMG) that was established. These requirements, which are included in the Holistic Framework, continue in practice. Aegon continues to update these plans on an annual basis. In addition, the Aegon Group’s Resolution Authority (the Dutch Central Bank) is responsible for the development of Aegon’s resolution plan.
In November 2019, the IAIS adopted the Holistic Framework for the assessment and mitigation of systemic risk in the insurance sector. Some of the provisions of the Holistic Framework are included in the IAIS Insurance Core Principles (that apply to all insurers), while others are included in ComFrame (the Common Framework for the Supervision of Internationally Active Insurance Groups, or IAIGs).
The Holistic Framework consists of an enhanced set of supervisory policy measures and powers of intervention, an annual IAIS global monitoring exercise, and an assessment of consistent implementation of supervisory measures. ComFrame establishes supervisory standards and guidance focusing on the effective group-wide supervision of IAIGs. ComFrame is a comprehensive and outcome-focused framework that provides supervisory minimum requirements tailored to the international activities and sizes of IAIGs. ComFrame builds on the Insurance Core Principles that are applicable to the supervision of all insurers. The provisions of both ComFrame and the Insurance Core Principles must be implemented in local legislation in order to have a binding effect.

Aegon Annual Report on Form 20-F 2021

Regulation and supervision

Regardless of what happens to G-SII or G-SII designation, Aegon would still be subject to ComFrame and ICS, to the extent these would be implemented in local legislation. In Europe, the relevant international standards are expected to be implemented in the Solvency II Framework through the Solvency II Review. The European Commission’s proposal to amend the Solvency II Directive includes a number of macro-prudential tools. The legislative proposal to introduce a European Insurance Recovery & Resolution Directive (IRRD), which is discussed briefly below, is expected to include IAIGs based in the European Union.
Recovery and resolution
Dutch Act on Recovery & Resolution for Insurers
On January 1, 2019, the Dutch Act on Recovery & Resolution for Insurers (R&R Act) came into force in the Netherlands, replacing the previously applicable intervention regime. The R&R Act has introduced a revised regulatory framework for recovery and resolution of Dutch insurance companies, and provides for a range of measures to be taken by these companies and the Dutch Central Bank, in order for these insurance companies to be prepared for recovery in circumstances where it no longer meets the required solvency requirements and for orderly resolution, in circumstances where it is failing or is likely to fail.
The R&R Act allows DNB to require a Dutch insurance company or a group in certain circumstances, to remove, ex-ante, impediments to effective resolution of a Dutch insurance undertaking, such as the revision of financing arrangements, the reduction of exposures, the transfer of assets, the termination or limitation of business activities, the prohibition of starting certain new business activities, changes to the legal or operational structure of the group, or the securing certain critical business lines.
The powers under the R&R Act may also extend to the level of the group and to entities, other than in insurance entities in the Netherlands, that are part of the group, such as Aegon N.V.. The powers include the transfer of the undertaking to a third party, the transfer to a bridge institution and the transfer of certain specific assets and/or liabilities.
In addition, a bail-in tool was introduced, that allows for the write-off or conversion of rights of creditors, including policyholders and beneficiaries, while respecting the principle that they should not be worse off through resolution, including the application of the bail-in tool, than they would be in ordinary insolvency proceedings.
As part of the Solvency II review, the European Commission has recently proposed to introduce a recovery and resolution regime at European level, based on minimum harmonization, which means that local regimes should meet minimum standards, set at European level. It is expected that the R&R Act already meets these minimum standards to a significant extent.
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

Aegon Annual Report on Form 20-F 2021

Code of Conduct

Code of Conduct

Aegon’s Code of Conduct embodies the Company’s values and helps ensure that all employees act ethically and responsibly and is available at
aegon.com
.
It prescribes a mandatory set of standards for how Aegon employees should conduct business, comply with all applicable laws and regulations, and exercise sound judgment in reaching ethical business decisions in the long-term interests of our stakeholders.
Aegon’s Code of Conduct applies to all directors, officers and employees of all Aegon companies around the world (regardless of the contractual basis of their employment), including associate companies and joint ventures that are majority owned and/ or controlled by Aegon N.V.. Companies in which Aegon does not hold a majority stake will be expected to either adopt the Aegon Code of Conduct or to implement an equivalent code.
All Aegon employees must certify that they have read and understood the Code of Conduct, and agree to abide by it. Employees are also required to follow mandatory training on a regular basis to help embed the principles of the Code in the way they work.
Aegon Speak Up: Reporting misconduct
Breaching laws and regulations, the Code of Conduct, or internal policies and procedures may have serious consequences for the Company and its staff, our customers, shareholders and business partners, and may also have serious impact on the financial system or the public interest. At Aegon, our ambition is to be a trusted long-term partner to all our stakeholders, and therefore, we would like to be made aware of any suspected unlawful, unethical or otherwise improper conduct that could be harmful to the Company and its stakeholders. Effective detection and resolution of such conduct will help sustain our business and ensure long term value creation for all stakeholders.
Aegon has introduced Aegon Speak Up to demonstrate its commitment to staff and other stakeholders that it encourages escalation of any concerns regarding potential misconduct and will not tolerate reprisal for making a good faith report.
Aegon Speak Up provides a safe environment for anyone who wishes to raise a concern about suspected or observed misconduct that involves Aegon.
For this purpose, Aegon has contracted with an independent third party to host a secure reporting channel for employees and others to report potential misconduct. Reports can be submitted online or via toll-free telephone lines in all of the countries in which Aegon conducts business (24 hours a day, seven days a week). Reporters can choose to remain anonymous. If an issue is found upon investigation, appropriate management action is taken to resolve the issue and prevent it from happening again to the extent feasible.
It is important that reporters feel supported and protected by the company for bringing issues to the attention of management that may be harmful to the reputation and integrity of the Company, its employees, or other stakeholders. Aegon has established specific measures to provide support, and to address situations that present a risk of reprisal. Reporters who believe they have experienced retaliation are encouraged to immediately bring the issue to the attention of the Group Compliance Officer.

Aegon Annual Report on Form 20-F 2021

Controls and procedures

Controls and procedures

Disclosure controls and procedures
At the end of the period covered by this Annual Report, Aegon’s management carried out an evaluation, under the supervision and with the participation of its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of Aegon’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on this evaluation, Aegon’s CEO and CFO concluded that, as of December 31, 2021, the disclosure controls and procedures were effective. There have been no material changes in the Company’s internal controls, or in other factors, that could significantly affect internal controls over financial reporting subsequent to the end of the period covered by this Annual Report.
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
Management’s Annual Report on internal control over financial reporting
Aegon’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Aegon’s internal control over financial reporting is a process designed under the supervision of Aegon’s principal executive and financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of its published financial statements. Internal control over financial reporting includes policies and procedures that:

♦	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

♦	Provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles;

♦	Provide reasonable assurance that receipts and expenditures are made only in accordance with the authorizations of management and directors of the Company; and

♦	Provide reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on Aegon’s financial statements would be prevented or detected in a timely manner.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
Management assessed the effectiveness of Aegon’s internal control over financial reporting as of December 31, 2021.
In making its assessment management used the criteria established in ‘Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission’ (COSO, 2013 framework).
There were no changes to our internal control over financial reporting during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We have not experienced any material impact to our internal control over financial reporting despite the fact that our employees are currently working remotely due to the COVID-19 pandemic. We are continually monitoring and assessing the COVID-19 situation to minimize the impact of the pandemic on the design and operating effectiveness of our internal control over financial reporting.
Based on the assessment, management concluded that, in all material aspects, the internal control over financial reporting was effective as of December 31, 2021. They have reviewed the results of its work with the Audit Committee of the Supervisory Board.
The effectiveness of internal control over financial reporting as of December 31, 2021, was audited by PricewaterhouseCoopers Accountants N.V., an independent registered public accounting firm, as stated in their report included on page 291.

Aegon Annual Report on Form 20-F 2021

Controls and procedures

Management’s assessment of going concern
Aegon’s management has adopted a going concern basis, in preparing the consolidated financial statements, on the reasonable assumption that the Company is, and will be, able to continue its normal course of business in the foreseeable future.
Relevant facts and circumstances, relating to the consolidated financial position on December 31, 2021, were assessed in order to reach the going concern assumption. The main areas assessed are financial performance, capital adequacy, financial flexibility, liquidity, and access to capital markets, together with the factors likely to affect Aegon’s future development, performance, and financial position. Commentary on these is set out in the ‘Capital and liquidity management’, ‘Risk management’, ‘Results of operations’ and ‘Business overview’ sections in this Annual Report. Aegon’s CEO and CFO concluded that the going concern assumption is appropriate on the basis of the financial performance of the Company, its continued ability to access capital markets, adequate solvency ratios, and the level of leverage and Cash Capital at Holding.
The Hague, the Netherlands, March 21, 2022
The Executive Board of Aegon N.V.
Lard Friese, CEO
Matthew J. Rider, CFO

Aegon Annual Report on Form 20-F 2021

Financial information 2021

About Aegon
Governance and risk management
Financial information
Non-financial information

Aegon Annual Report on Form 20-F 2021 85

Financial information

88	Selected financial data

90	Results of operations

91	♦ Results 2021 worldwide

95	♦ Results 2021 Americas

99	♦ Results 2021 The Netherlands

103	♦ Results 2021 United Kingdom

106	♦ Results 2021 International

110	♦ Results 2021 Asset Management

Consolidated financial statements of Aegon N.V.

112	Exchange rates

113	Consolidated income statement of Aegon N.V.

114	Consolidated statement of comprehensive income of Aegon N.V.

115	Consolidated statement of financial position of Aegon N.V.

116	Consolidated statement of changes in equity of Aegon N.V.

119	Consolidated cash flow statement of Aegon N.V.

Notes to the consolidated financial statements

120	1	General information

120	2	Significant accounting policies

146	3	Critical accounting estimates and judgment in applying accounting policies

150	4	Financial risks

170	5	Segment information

180	6	Premium income and premiums paid to reinsurers

181	7	Investment income

181	8	Fee and commission income

181	181	Income from reinsurance ceded

182	182	Results from financial transactions

183	183	Other income

184	184	Profit sharing and rebates

184	184	Commissions and expenses

186	186	Impairment charges / (reversals)

187	187	Interest charges and related fees

187	187	Other charges

188	188	Income tax

189	189	Earnings per share

190	190	Dividend per common share

191	191	Cash and cash equivalents

193	193	Investments

195	195	Investments for account of policyholders

196	196	Derivatives

199	199	Investments in joint ventures and associates

202	202	Reinsurance assets

203	27	Deferred expenses

204	204	Other assets and receivables

207	29	Intangible assets

208	30	Shareholders’ equity

214	31	Other equity instruments

215	32	Subordinated borrowings

216	33	Trust pass-through securities

216	34	Insurance contracts

220	35	Investment contracts

221	36	Guarantees in insurance contracts

225	37	Borrowings

226	38	Provisions

227	39	Defined benefit plans

233	40	Deferred tax

235	41	Other liabilities

235	42	Accruals

235	43	Capital management and solvency

241	44	Fair value

253	45	Commitments and contingencies

257	46	Transfers of financial assets

259	47	Offsetting, enforceable master netting arrangements and similar agreements

260	48	Companies and businesses acquired and divested

261	49	Group companies

262	50	Related party transactions

265	51	Events after the reporting period

Aegon Annual Report on Form 20-F 2021

Financial statements of Aegon N.V.

267	Income statement of Aegon N.V.

268	Statement of financial position of Aegon N.V.

Notes to the financial statements of Aegon N.V.

269	1	General information

269	2	Significant accounting policies

269	3	Investment income

269	4	Results from financial transactions

270	5	Commissions and expenses

270	6	Interest charges and related fees

270	7	Income tax

270	8	Shares in group companies

271	9	Loans to group companies

271	10	Non-current assets

271	11	Receivables

271	12	Other current assets

271	13	Share capital

273	14	Shareholders’ equity

276	15	Other equity instruments

277	16	Subordinated borrowings

277	17	Long-term borrowings

277	18	Current liabilities

278	19	Commitments and contingencies

278	20	Number of employees

278	21	Auditor’s remuneration

278	22	Events after the reporting period

279	23	Proposal for profit appropriation

Other information

280	Profit appropriation

281	Major shareholders

Other financial information

284	Schedule I

285	Schedule II

287	Schedule III

289	Schedule IV

290	Schedule V

291	Auditor’s report on the Annual Report on Form 20-F

Additional information

295	Overview of Americas

301	Overview of the Netherlands

307	Overview of United Kingdom

311	Overview of International

317	Overview of Asset Management

319	Risk factors Aegon N.V.

342	Compliance with regulations

343	Property, plant and equipment

344	Employee and labor relations

345	Dividend policy

346	The offer and listing

347	Memorandum and Articles of Association

349	Differences between Dutch and US company laws

350	Material contracts

350	Exchange controls

351	United States tax consequences to holders of shares

355	Principal accountant fees and services

356	Purchases of equity securities by the issuer and affiliated purchasers

Non-financial information

358	Basis of preparation

360	Integration and monitoring

365	Regulation

371	Frameworks and initiatives

390	Value created

401	External recognition

402	Disclaimer

404	Contact

Aegon Annual Report on Form 20-F 2021

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
A summary of historical financial data is provided in the table below. It is important to read this summary in conjunction with the consolidated financial statements and related notes (see pages 113-265) of this Annual Report.
Selected consolidated income statement information

In EUR millions (except per share amount)	2021	2020	2019	2018	2017

Amounts based upon IFRS
Premium income	15,444	16,099	18,138	19,316	22,826

Investment income	6,967	7,149	7,531	7,035	7,338

Total revenues 1)	25,209	25,657	28,197	28,914	32,973

Result before tax	2,400	(364)	1,453	746	2,534

Net result	2,029	(135)	1,236	707	2,469

Earnings per common share

Basic	0.94	(0.09)	0.56	0.29	1.14

Diluted	0.94	(0.09)	0.56	0.29	1.14

Earnings per common share B

Basic	0.02	(0.00)	0.01	0.01	0.03

Diluted	0.02	(0.00)	0.01	0.01	0.03

1 Excluded from the income statements prepared in accordance with IFRS are receipts related to investment-type annuity products and investment contracts.

Selected consolidated balance sheet information
In EUR millions	2021	2020	2019	2018	2017

Amounts based upon IFRS

Total assets	468,252	443,814	439,769	392,008	395,923

Insurance and investment contracts	400,104	370,286	371,014	329,974	324,392

Borrowings including subordinated and trust pass-through securities	11,980	10,735	11,650	13,583	14,532

Shareholders’ equity	23,813	22,018	21,842	19,189	20,266

Number of common shares
In thousands	2021	2020	2019	2018	2017

Balance at January 1	2,098,114	2,105,139	2,095,648	2,095,648	2,074,549

Share issuance	-	-	-	-	-

Stock dividends	10,665	2,466	9,491	-	21,099

Shares withdrawn	(2,466)	(9,491)	-	-	-

Balance at end of period	2,106,313	2,098,114	2,105,139	2,095,648	2,095,648

Aegon Annual Report on Form 20-F 2021

Selected financial data

Number of common shares B

In thousands	2021	2020	2019	2018	2017

Balance at January 1	571,795	585,022	585,022	585,022	585,022

Shares withdrawn	(2,956)	(13,227)	-	-	-

Balance at end of period	568,839	571,795	585,022	585,022	585,022
Dividends
Aegon declared interim and final dividends on common shares for the years 2017 through 2021, with the exception for the 2019 final dividend, in the amounts set forth in the following table. The 2021 interim dividend amounted to EUR 0.08 per common share and EUR 0.002 per common share B. The interim dividend was paid in cash or stock at the election of the shareholder. The interim dividend was payable as of September 17, 2021. At the General Meeting of Shareholders currently scheduled for May 31, 2022, the Executive Board will, in line with its earlier announcement and barring unforeseen circumstances, propose a final dividend of EUR 0.09 per common share (at each shareholders option in cash or in stock), and EUR 0.00225 per common share B, which has financial rights attached to it of 1/40th of a common share. This will bring the total dividend for 2021 to EUR 0.17 per common share and EUR 0.00425 per common share B. If the proposed dividend is approved by shareholders, this will be paid in cash or stock at the election of the shareholder. The value of the stock dividend will be approximately equal to the cash dividend. Dividends in US dollars are calculated based on the foreign exchange reference rate (WM/Reuters closing spot exchange rate fixed at 5.00 pm Central European Summer Time (‘CEST’)) on the US-ex dividend day.

	EUR per common share 1)			USD per common share 1)
Year	Interim	Final	Total	Interim	Final	Total

2017	0.13	0.14	0.27	0.15	0.16	0.32

2018	0.14	0.15	0.29	0.16	0.17	0.33

2019	0.15	0.00 2)	0.15	0.17	-	0.17

2020	0.06	0.06	0.12	0.07	0.07	0.14

2021	0.08	0.09 3)	0.17	0.09

1	Paid at each shareholders’ option in cash or in stock.
2	Aegon forewent the 2019 final dividend of EUR 0.16 to strengthen its balance sheet and improve its risk profile.
3	Proposed.

Aegon Annual Report on Form 20-F 2021

Results of operations

Results of operations
This Annual Report on Form 20-F includes the non-IFRS financial measure operating result. The reconciliation of this measure to the most comparable IFRS measure is presented in note 5 ‘Segment information’ of the consolidated financial statements. This non-IFRS measure is calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures in Brazil, China, India, the Netherlands, Portugal and Spain and Aegon’s associates in France, the Netherlands and United Kingdom.
The information on the following tables also includes the non-IFRS financial measure operating result after tax. This is the after-tax equivalent of operating result. The reconciliation of operating result to the most comparable IFRS measure is presented in note 5 of the consolidated financial statements. Aegon believes that these non-IFRS measures provides meaningful supplemental information about the operating results of Aegon’s businesses, including insight into the financial measures that senior management uses in managing the businesses.
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
For the discussion on our operating results for the year ended December 31, 2019, including certain comparative discussion on our operating results for the years ended December 31, 2019 and December 31, 2020, please refer to the section Results of operations on pages 124 to 146 in Aegon’s 2020 Annual Report.

Aegon Annual Report on Form 20-F 2021

Results of operations – Worldwide

Results 2021 worldwide
Operating result geographically

Amounts in EUR millions	2021	2020	%

Operating result after tax	1,582	1,425	11

Tax on operating result	324	285	14

Operating result

Americas	788	792	-

The Netherlands	755	665	13

United Kingdom	184	144	28

International	145	164	(12)

Asset Management	253	182	39

Holding and other activities	(219)	(237)	8

Operating result	1,906	1,710	11

Fair value items	854	(701)	n.m.

Realized gains / (losses) on investments	446	150	196

Net impairments	53	(237)	n.m.

Non-operating items	1,352	(788)	n.m.

Other income / (charges)	(780)	(1,239)	37

Result before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	2,478	(317)	n.m.

Income tax from certain proportionately consolidated joint ventures and associates included in result before tax	78	47	64

Income tax	(449)	181	n.m.
Of which Income tax from certain proportionately consolidated joint ventures and associates included in result before tax	(78)	(47)	(64)

Net result	2,029	(135)	n.m.

Operating expenses	3,775	3,852	(2)

of which addressable expenses	2,903	2,986	(3)

New life sales
Amounts in EUR millions	2021	2020	%

Americas	430	380	13

The Netherlands	74	92	(19)

United Kingdom	31	33	(7)

International	151	233	(35)

Total recurring plus 1/10 single	686	737	(7)

Amounts in EUR millions	2021	2020	%

New premium production accident and health insurance	170	180	(6)

New premium production property & casualty insurance	96	126	(23)

Gross deposits (on and off balance)
Amounts in EUR millions	2021	2020	%

Americas 2)	32,861	36,359	(10)

The Netherlands	19,902	16,399	21

United Kingdom	24,764	8,599	188

International	26	320	(92)

Asset Management 1)	157,290	135,375	16

Total gross deposits 2)	234,843	197,053	19

1	Includes deposits from Third-Party and Strategic Partnerships only.
2
Retirement Plans deposits for previous reporting periods have been updated to correct for a double count of intra-plan transfers. Account balances have not been impacted, as there was an offset in the market attribution. The cumulative adjustment for 2020 amounted to EUR (1,461) for gross and net deposits and the equal and opposite amount for market impacts.

Aegon Annual Report on Form 20-F 2021

Results of operations – Worldwide

Net deposits (on and off balance)

Amounts in EUR millions	2021	2020	%

Americas 2)	(17,469)	(19,461)	10

The Netherlands	(273)	1,758	n.m.

United Kingdom	10,228	(3,587)	n.m.

International	3	155	(98)

Asset Management 1)	12,885	5,912	118

Total net deposits / (outflows) 2)	5,374	(15,223)	n.m.

1	Includes deposits from Third-Party and Strategic Partnerships only.
2
Retirement Plans deposits for previous reporting periods have been updated to correct for a double count of intra-plan transfers. Account balances have not been impacted, as there was an offset in the market attribution. The cumulative adjustment for 2020 amounted to EUR (1,461) for gross and net deposits and the equal and opposite amount for market impacts.

Worldwide revenues geographically 2021

Amounts in EUR millions	Ameri- cas	The Nether- lands	United King- dom	Interna- tional	Asset Man- age- ment	Holding and other activi- ties	Segment total	Associ- ates and Joint Ven- tures elimina- tions	Consoli- dated

Total life insurance gross premiums	7,108	1,323	4,613	1,181	-	-	14,225	(825)	13,400

Accident and health insurance premiums	1,273	254	3	179	-	-	1,709	(67)	1,643

Property & casualty insurance premiums	-	136	-	432	-	-	569	(168)	401

Total gross premiums	8,381	1,713	4,616	1,793	-	-	16,504	(1,060)	15,444

Investment income	2,910	2,088	1,691	360	12	(19)	7,042	(75)	6,967

Fee and commission income	1,920	300	223	59	800	(183)	3,120	(335)	2,785

Other revenue	11	-	-	2	2	12	27	(15)	13

Total revenues	13,222	4,101	6,531	2,215	814	(190)	26,693	(1,484)	25,209

Number of employees, including agent employees	7,675	3,534	2,476	6,590	1,675	321	22,271
Worldwide revenues geographically 2020

Amounts in EUR millions	Americas	The Nether- lands	United Kingdom	Interna- tional	Asset Man- age- ment	Holding and other activi- ties	Segment total	Associ- ates and Joint Ventures elimina- tions	Consoli- dated

Total life insurance gross premiums	7,105	1,619	4,833	1,095	-	1	14,654	(726)	13,929

Accident and health insurance premiums	1,380	245	25	193	-	-	1,844	(59)	1,784

General insurance premiums	-	130	-	388	-	-	519	(132)	386

Total gross premiums	8,485	1,994	4,858	1,677	-	1	17,016	(917)	16,099

Investment income	2,986	2,083	1,795	362	7	(20)	7,212	(63)	7,149

Fee and commission income	1,653	255	194	50	750	(189)	2,713	(308)	2,405

Other revenue	7	-	-	1	2	3	14	(10)	4

Total revenues	13,131	4,332	6,847	2,091	759	(204)	26,955	(1,298)	25,657

Number of employees, including agent employees	7,960	3,521	2,307	6,598	1,527	409	22,322

Aegon Annual Report on Form 20-F 2021

Results of operations – Worldwide

Results 2021 worldwide
Aegon’s net result increased by EUR 2,165 million compared with 2020 to
EUR 2,029 million in 2021. This was mainly driven by better results on non-operating items and by lower Other charges when compared with 2020. Non-operating items in 2021 benefited mainly from real estate and private equity revaluations and from a gain on derivatives. Other charges were lower in 2021, mainly since 2020 included more adverse impact from assumption updates in the United States. An increase in Operating result contributed to the net result as well. Adverse claims experience in the US was more than offset by increased fees from higher equity markets, the positive contribution from business growth, and lower expenses driven by expense savings initiatives.
Net result
The 2021 net result amounted to EUR 2,029 million and was mainly driven by the operating result of EUR 1,906 million. Non-operating items amounted to a gain of EUR 1,352 million in 2021, whereas a loss of EUR 788 was recorded in 2020. The improvement in Non-operating items in 2021 resulted mostly from positive fair value items and increased realized gains on investments, while 2020 reflected the adverse economic impact from the COVID-19 pandemic. Fair value items amounted to EUR 854 million in 2021 and were mainly driven by positive revaluations from real estate and private equity investments in the Americas, and by a gain on derivatives related to the mortgage portfolio in the Netherlands, from higher interest rates. Realized gains on investments were EUR 448 million in 2021 and were primarily due to asset sales in the Americas, in part to fund investments in long-duration assets as part of the interest rate risk management plan. Net impairments – mainly related to the unsecured loan portfolio in the Netherlands – amounted to EUR 53 million in 2021. Other charges in 2021 amounted to EUR 780 million, compared with EUR 1,239 million in 2020. Other charges in 2021 were mainly driven by management actions to release capital and increase the predictability of capital generation from the US variable annuity business. The result before tax in 2021 amounted EUR 2,478 million. After the tax charge of EUR 449 million, the net result for 2021 amounted to EUR 2,029 million. The effective tax rate in 2021 was 22%, and reflects regular tax exempt income items and the use of tax credits.
Operating result
Aegon’s operating result increased by 11% compared with 2020 to EUR 1,906 million in 2021. Adverse claims experience in the US was more than offset by increased fees from higher equity markets, the positive contribution from business growth and lower expenses driven by expense savings initiatives, leading to higher operating result in all other units, except International. This latter was driven by the reclassification of the 2021 result of Central & Eastern Europe from operating result to Other income following the announced divestment of the business.
♦	The Americas’ operating result in 2021 decreased by 1% compared with 2020 to EUR 788 million as favorable morbidity experience in Long-Term Care and the impact of favorable market performance in Mutual Funds, Variable Annuities and Retirement Plans and lower expenses largely offset the impact of adverse mortality in the Life business and unfavorable currency movements.
♦	Operating result from the Netherlands increased by 13% compared with 2020 to EUR 755 million in 2021. The increase in the operating result reflects the benefits from expense savings, business growth and an improved investment margin in the Life segment.
♦	In the United Kingdom, the operating result rose by 28% compared with 2020 to EUR 184 million in 2021. The increase in operating result was mainly driven by higher fee revenues from the growth of the platform business and favorable equity markets, and provision releases along with lower expenses, which more than offset the impacts from the loss of earnings due to the sale of Stonebridge and the gradual run-off of the traditional product portfolio.
♦	The operating result from International decreased by 12% compared with 2020 to EUR 145 million in 2021. The decrease reflects the reclassification of the result of Aegon’s businesses in Central & Eastern Europe from operating result to Other income, following the announced divestment of the business. Adjusted for this, International’s operating results increased when compared with 2020, driven by higher results in Spain & Portugal, China and TLB. This reflects portfolio growth in Spain & Portugal and China, and favorable claims experience.
♦	The operating result from Asset Management increased by 39% compared with 2020 to EUR 253 million in 2021. This increase was mainly driven by higher management fees as a result of net deposits and favorable markets.
♦	The operating result for Holdings and other activities amounted to a loss of EUR 219 million in 2021 compared with a loss of EUR 237 million in 2020.

Aegon Annual Report on Form 20-F 2021

Results of operations – Worldwide

Operating expenses
Operating expenses decreased by 2% compared with 2020 to EUR 3.8 billion in 2021. This decrease primarily reflects a reduction in addressable expenses, which decreased by 3% compared with 2020 to EUR 2.9 billion. The reduction in addressable expense savings reflects the benefits from expense savings initiatives across the Group. All business units showed a reduction in addressable expenses compared with 2020, except for Asset Management. The latter was mainly driven by accruals of performance-related compensation.
Sales
Net deposits in 2021 amounted to EUR 5.4 billion, whereas in 2020 net outflows of EUR 15.2 billion were recorded. The improvement was due to the United Kingdom and Asset Management. In the United Kingdom, this was mainly driven by the Institutional business – which can be lumpy – while Retail and Workplace contributed positively as well. For Asset Management, this was mainly the result of net deposits from the Global Platforms, driven by net deposits in the fixed income platform. Net outflows in the Americas were mainly caused by Retirement Plans due to outflows in the low-margin Large-Market segment. Individual Solutions saw outflows from Variable and Fixed Annuities following product exits as these books mature. Net outflows in the Netherlands were driven by the Bank, and mainly resulted from Aegon’s decision to stop offering savings products to non-fee-paying customers.
New life sales in 2021 decreased by 7% compared with 2020 to EUR 686 million. Higher new life sales in the United States, mainly driven by increased sales of whole life final expense and indexed universal life, were more than offset by lower new life sales in International and the Netherlands. The lower new life sales in International mainly reflect the exclusion of sales from Central & Eastern Europe as of 2021. In the Netherlands, the decrease follows from the decision to classify the Dutch Life business as a Financial Asset and to close most products for new sales.
New premium production for accident & health insurance decreased by 6% compared with 2020 to EUR 170 million in 2021. This was mainly due to the decision to exit the individual Medicare supplement segment in the United States and an unfavorable impact from currency movements, which more than offset higher long-term-care sales also in the United States. The latter resulted from a change in legislation in the state of Washington. Otherwise, the product remains closed for new business.
New premium production for property & casualty insurance amounted to EUR 96 million, which is a decrease of 26% compared with 2020. The decrease was mainly the result of the exclusion of sales from Central & Eastern Europe as of 2021. Adjusting for this impact, property & casualty sales increased compared with 2020 mainly due to higher sales in Spain & Portugal, driven by the introduction of a new household insurance product in the bancassurance channel.
Capital management
During 2021, shareholders’ equity increased by EUR 1.8 billion to EUR 23.8 billion, driven by the net result of EUR 2.0 billion. Higher interest rates and their negative impact on the revaluation reserve were largely offset by the favorable impact of currency movements. Aegon’s shareholders’ equity, excluding revaluation reserves, non-controlling interests and share options not yet exercised amounted to EUR 17.4 billion on December 31, 2021, or EUR 8.50 per common share.
Gross financial leverage, based on IFRS as adopted by the EU, improved to EUR 5.9 billion on December 31, 2021, compared with EUR 6.0 billion on December 31, 2020. This reduction was primarily driven by the redemption of USD 250 million floating rate perpetual capital securities. There was a partial offset from the strengthening of the US dollar against the Euro in 2021.
Cash Capital at Holding increased from EUR 1.1 billion at the end of 2020 to EUR 1.3 billion at the end of 2021. Free cash flows amounted to EUR 729 million for 2021. These Free cash flows were used to reduce leverage and pay dividends to Aegon’s shareholders. Capital injections amounted to EUR 125 million and more than offset EUR 66 million proceeds from divestments, notably Transamerica’s portfolio of fintech and insurtech companies and Stonebridge in the United Kingdom.
As at December 31, 2021, Aegon’s estimated Group Solvency II ratio amounted to 211%, an increase of 15%-points since December 31, 2020. This was mainly due to the positive impact from operating capital generation, management actions including the longevity reinsurance for Aegon Levensverzekering N.V. (NL Life) in December 2021 and model and assumption changes – including an increased LAC-DT factor for NL Life. There was a partial offset from other one-time items, a slight negative impact from markets, external dividends and the impact of deleveraging. For more details, please refer to Note 43.

Aegon Annual Report on Form 20-F 2021

Results of operations – Americas

Results 2021 Americas

	Amounts in USD millions			Amounts in EUR millions

	2021	2020	%	2021	2020	%

Operating result after tax	845	824	3	714	721	(1)

Tax on operating result	88	80	9	74	70	5

Operating result

Individual Solutions	668	639	5	565	560	1

Workplace Solutions	268	254	6	226	222	2

Brazil	(3)	11	n.m.	(3)	10	n.m.

Operating result	932	904	3	788	792	-

Fair value items	826	(511)	n.m.	698	(448)	n.m.

Realized gains / (losses) on investments	370	106	n.m.	313	93	n.m.

Net impairments	17	(166)	n.m.	15	(146)	n.m.

Non-operating items	1,213	(571)	n.m.	1,025	(500)	n.m.

Other income / (charges)	(789)	(1,267)	38	(667)	(1,110)	40

Result before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	1,357	(935)	n.m.	1,147	(819)	n.m.

Income tax from certain proportionately consolidated joint ventures and associates included in result before tax	-	5	(98)	-	5	(98)

Income tax	(162)	324	n.m.	(137)	284	n.m.

Of which Income tax from certain proportionately consolidated joint ventures and associates included in result before tax	-	(5)	98	-	(5)	98

Net result	1,195	(611)	n.m.	1,010	(535)	n.m.

Life insurance gross premiums	8,409	8,111	4	7,108	7,105	-

Accident and health insurance premiums	1,506	1,575	(4)	1,273	1,380	(8)

Total gross premiums	9,915	9,686	2	8,381	8,485	(1)

Investment income	3,442	3,408	1	2,910	2,986	(3)

Fee and commission income	2,272	1,887	20	1,920	1,653	16

Other revenues	13	8	60	11	7	54

Total revenues	15,643	14,990	4	13,222	13,131	1

Operating expenses	1,750	1,784	(2)	1,479	1,562	(5)

of which addressable expenses	1,541	1,557	(1)	1,303	1,364	(4)
New life sales

	Amounts in USD millions			Amounts in EUR millions

	2021	2020	%	2021	2020	%

Individual Solutions	360	302	19	304	264	15

Workplace Solutions	57	56	1	48	49	(2)

Brazil	92	75	22	77	66	18

Total recurring plus 1/10 single	508	433	17	430	380	13

	Amounts in USD millions			Amounts in EUR millions

	2021	2020	%	2021	2020	%

New premium production accident and health insurance	152	154	(1)	129	135	(5)

Aegon Annual Report on Form 20-F 2021

Results of operations – Americas

Gross deposits (on and off balance)

	Amounts in USD millions			Amounts in EUR millions
	2021	2020	%	2021	2020	%

Individual Solutions	10,298	12,374	(17)	8,704	10,839	(20)

Workplace Solutions 1)	28,154	28,954	(3)	23,797	25,363	(6)

Brazil	427	180	138	361	157	129

Total gross deposits 1)	38,878	41,508	(6)	32,861	36,359	(10)

1
Retirement Plans deposits for previous reporting periods have been updated to correct for a double count of intra-plan transfers. Account balances have not been impacted, as there was an offset in the market attribution. The cumulative adjustment for 2020 amounted to USD (1,668) / EUR (1,461) for gross and net deposits and the equal and opposite amount for market impacts.

Net deposits (on and off balance)

	Amounts in USD millions			Amounts in EUR millions
	2021	2020	%	2021	2020	%

Individual Solutions	(7,709)	(3,184)	(142)	(6,516)	(2,789)	(134)

Workplace Solutions 1)	(13,179)	(19,054)	31	(11,140)	(16,691)	33

Brazil	222	21	n.m.	187	18	n.m.

Total net deposits / (outflows) 1)	(20,667)	(22,217)	7	(17,469)	(19,461)	10

1
Retirement Plans deposits for previous reporting periods have been updated to correct for a double count of intra-plan transfers. Account balances have not been impacted, as there was an offset in the market attribution. The cumulative adjustment for 2020 amounted to USD (1,668) / EUR (1,461) for gross and net deposits and the equal and opposite amount for market impacts.

Exchange rates

	Weighted average rate		Closing rate as of
Per 1 EUR	2021	2020	December 31, 2021	December 31, 2020

USD	1.1831	1.1416	1.1372	1.2236

Aegon Annual Report on Form 20-F 2021

Results of operations – Americas

Results 2021 Americas
Aegon’s businesses in the Americas reported a net result of USD 1,195 million compared with a net loss of USD 611 million in 2020. The operating result increased by 3% compared with 2020 to USD 932 million in 2021, as favorable morbidity experience, the impact of favorable market performance on fee income, and lower expenses more than offset the impact of adverse mortality experience. A positive result of USD 1,213 million in non-operating items in 2021 was driven by fair value gains and realized gains on investments. This was partly offset by USD 789 million other charges, mainly driven by management actions to release capital and increase the predictability of capital generation from the US variable annuity business.
Net result
Aegon’s businesses in the Americas reported a net result of USD 1,195 million in 2021 compared with a net loss of USD 611 million in 2020. The increase in net result was largely driven by higher operating result, a higher non-operating result, and lower other charges. The operating result in 2021 of USD 932 million increased by 3% compared with 2020. Non-operating items of USD 1,213 million were driven by fair value gains and realized gains on investments. This was partly offset by USD 789 million other charges, mainly driven by management actions to release capital and increase the predictability of capital generation from the US variable annuity business.
Results on fair value items amounted to a gain of USD 826 million in 2021, which was primarily related to the following items:
♦	Gains on fair value investments of USD 752 million, mainly driven by the outperformance of private equity and real estate.
♦	The result on fair value hedges with an accounting match – which includes the hedges of the variable annuities GMWB portfolio – amounted to a gain of USD 146 million caused by gains on unhedged risks.
♦	Hedges without an accounting match under IFRS resulted in a loss of USD 72 million. This was mainly driven by the macro hedge program net of reserve movements as a result of equity markets movements through the end of the third quarter of 2021, and losses on unhedged risks and unhedged volatility in indexed universal life. Starting in the fourth quarter of 2021, the dynamic hedge program was expanded to cover guaranteed minimum income benefit (GMIB) and guaranteed minimum death benefit (GMDB) riders, and the former macro hedge programs ended at the end of the third quarter 2021. Due to the accounting treatment for the GMIB and GMDB riders, the results related to the dynamic hedge on this block are reported as fair value hedges without accounting match.
Realized gains on investments were USD 370 million and were primarily due to asset sales, in part to fund investments in long-duration assets as part of the interest rate risk management plan. Net impairments amounted to a gain of USD 17 million, reflecting gross impairments of USD 22 million more than offset by recoveries.
Other charges of USD 789 million in 2021 were mainly driven by a charge for the expansion of the variable annuity dynamic hedge program as well as the execution of the lump-sum buy-out program for variable annuities with guaranteed minimum income benefit riders, charges from model and assumption changes, and investments in the operational improvement plan. The model and assumption changes were mainly driven by more conservative assumptions for variable annuities surrender rates to reflect portfolio and industry experience. These charges were partly offset by a one-time gain related to changes in the employee pension plan.
Operating result
The operating result in 2021 increased by 3% compared with 2020 to USD 932 million as favorable morbidity experience in Accident & Health and the impact of favorable market performance in Mutual Funds, Variable Annuities and Retirement Plans and lower expenses offset the impact of adverse mortality in the Life business.
The Individual Solutions operating result increased by 5% compared with 2020 to USD 668 million, which was driven by the following items:
♦	The operating result from Life resulted in a loss of USD 111 million in 2021 compared to an operating result of USD 3 million in 2020. The Life operating result was impacted by adverse mortality of USD 384 million, which was driven by larger claims at older ages in universal life products and elevated claims in universal life, traditional and term life products. USD 207 million of these claims can specifically be attributed to COVID-19 as direct cause of death, and Aegon believes much of the remaining adverse mortality experience is indirectly related to COVID-19.

Aegon Annual Report on Form 20-F 2021

Results of operations – Americas

♦	Accident & Health operating result of USD 356 million in 2021 compared with USD 305 million in 2020, mainly due to favorable morbidity experience of USD 209 million. Most of the favorable morbidity experience was related to the closed block of Long-Term Care insurance, where the actual to expected claim ratio amounted to 64% in 2021 compared to 79% in 2020. This was partly driven by the partial release of the incurred but not reported (IBNR) reserve in 2021 that had been set up in 2020, as new claims trended back to pre-pandemic levels over the course of 2021.

♦	The Mutual Funds operating result of USD 58 million in 2021 compared with USD 30 million in 2020 due to an increase in fees from favorable market performance and net deposits.

♦	The Variable Annuities operating result of USD 345 million in 2021 compared with USD 263 million in 2020, driven by higher fees as a result of favorable equity market performance, partly offset by net outflows.

♦	The Fixed Annuities operating result of USD 20 million in 2021 compared with USD 39 million in 2020, mainly due to the impact of lower interest rates on reinvestments and lower account balances.
Workplace Solutions operating result increased by 6% compared with 2020 to USD 268 million, which was driven by the following items:

♦	Life operating result of USD 13 million in 2021 compared with USD 23 million in 2020, reflecting adverse mortality experience of USD 24 million.

♦	Accident & Health operating result of USD 21 million in 2021 compared with USD 56 million in 2020, reflecting more normalized claims utilization driving morbidity claims to pre-pandemic levels.

♦	Retirement Plans operating result of USD 156 million in 2021 compared with USD 95 million in 2020, driven by higher investment income from transferring customer assets to higher yielding general account products, as well as higher fees driven by favorable market performance despite net outflows and continued margin pressure.

♦	Stable Value Solutions operating result of USD 77 million in 2021 compared with USD 80 million in 2020, due to the decrease in fee revenue from lower fee rates and notional balances.
The operating result from Brazil resulted in a loss of USD 3 million in 2021 compared with an operating result of USD 11 million in 2020, mainly due to increased COVID-19 claims.
Operating expenses
Operating expenses decreased by 2% compared with 2020 to USD 1.8 billion in 2021, reflecting a favorable one-time benefit from changes to the employee pension plan of USD 104 million, largely offset by higher restructuring expenses and one-time investments.
Addressable expenses decreased by 1% compared with 2020 to USD 1.5 billion in 2021, driven by expense savings initiatives and lower expenses for travel, marketing, and sales activities due to COVID-19 related restrictions and cancellations in the first half of 2021 partially offset by higher technology expenses and higher expenses related to performance-related compensation accruals.
Sales
Net outflows amounted to USD 20.7 billion in 2021 compared to net outflows of USD 22.2 billion in 2020. The net outflows in 2021 were mainly caused by Retirement Plans due to outflows in the low-margin Large-Market segment as well as participant withdrawals following favorable market performance in the Middle-Market segment. Variable Annuities and Fixed Annuities also saw outflows following product exits as these books mature.
New life sales increased by 17% to USD 508 million in 2021 compared with USD 433 million in 2020. Individual Solutions new life sales grew by 19% compared to 2020 to USD 360 million. This was mainly driven by increased sales of whole life final expense and indexed universal life, supported by the funeral planning benefit for eligible indexed universal life policyholders, which led to an increase in the average premium per policy especially for sales in the World Financial Group (WFG) distribution channel. Transamerica’s market share within the WFG distribution channel expanded during 2021, and at the same time the WFG licensed agent salesforce grew by 6% versus 2020. New Accident & Health premium production declined by 1% compared to 2020 to USD 152 million. In Workplace Solutions, new Accident & Health premium production declined to USD 116 million in 2021 from USD 123 million in 2020. New Individual Solutions Accident & Health premium production increased to USD 36 million from USD 32 million reflecting higher individual long-term care sales in the state of Washington resulting from a change in legislation. Otherwise, the product remains closed.

Aegon Annual Report on Form 20-F 2021

Results of operations – The Netherlands

Results 2021 The Netherlands

Amounts in EUR millions	2021	2020	%

Operating result after tax	573	495	16

Tax on operating result	181	170	7

Operating result

Life	519	466	11

Mortgages	71	51	39

Bank	115	113	2

Workplace solutions	50	35	41

Operating result	755	665	13

Fair value items	221	(230)	n.m.

Realized gains / (losses) on investments	118	14	n.m.

Net impairments	40	(49)	n.m.

Non-operating items	378	(265)	n.m.

Other income / (charges)	(23)	78	n.m.

Result before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	1,110	478	132

Income tax from certain proportionately consolidated joint ventures and associates included in result before tax	-	-	n.m.

Income tax	(276)	(107)	(158)
Of which Income tax from certain proportionately consolidated joint ventures and associates included in result before tax	-	-	n.m.

Net result	833	371	(10)

Life insurance gross premiums	1,323	1,619	(18)

Accident and health insurance premiums	254	245	4

Property & casualty insurance	136	130	5

Total gross premiums	1,713	1,994	(14)

Investment income	2,088	2,083	-

Fee and commission income	300	255	18

Other revenues	-	-	n.m.

Total revenues	4,101	4,332	(5)

Operating expenses	729	763	(4)

of which addressable expenses	607	633	(4)

New Life Sales
Amounts in EUR millions	2021	2020	%

Life	74	92	(19)

Total recurring plus 1/10 single	74	92	(19)

Amounts in EUR millions	2021	2020	%

Mortgage origination	10,856	11,069	(2)

New premium production accident and health insurance	10	16	(37)

New premium production property & casualty insurance	20	15	40

Gross deposits (on and off balance)
Amounts in EUR millions	2021	2020	%

Bank	19,006	15,453	23

Workplace solutions	896	946	(5)

Total gross deposits	19,902	16,399	21

Aegon Annual Report on Form 20-F 2021

Results of operations – The Netherlands

Net deposits (on and off balance)
Amounts in EUR millions	2021	2020	%

Bank	(1,012)	960	n.m.

Workplace solutions	739	798	(7)

Total net deposits	(273)	1,758	n.m.

Aegon Annual Report on Form 20-F 2021

Results of operations – The Netherlands

Results 2021 The Netherlands
The net result for the Netherlands increased by EUR 462 million compared with 2020 to EUR 833 million in 2021. This was primarily driven by positive non-operating items in 2021, while an increase in the operating result contributed favorably as well. The increase in the operating result reflects the benefits from expense savings, business growth and an improved investment margin in the Life segment. Non-operating items mainly reflect a gain on derivatives. There was a partial offset from Other charges, in part driven by investments in the operational improvement plan.
Net result
The net result from the Netherlands amounted to EUR 833 million in 2021, driven mainly by an operating result of EUR 755 million. Non-operating items amounted to a gain of EUR 378 million in 2021, compared with a loss of EUR 265 million in 2020. In 2021, a EUR 220 million gain from fair value items drove non-operating items, in addition to EUR 118 million realized gains and EUR 40 million net recoveries. The 2021 fair value items were driven by a gain on derivatives related to the mortgage portfolio, following higher interest rates, which more than offset the adverse impact from an increase in inflation expectations. Realized gains on investments were driven by sales of sovereign bonds. Net recoveries mainly related to the Bank’s unsecured loan portfolio. Other charges in 2021 amounted to EUR 33 million, and were driven by investments in the operational improvement plan, while the negative impact from model and assumption updates was offset by the release of a technical provision following a settlement related to a co-insurance contract. The result before tax in 2021 amounted to EUR 1,110 million. After the tax charge of EUR 276 million, the net result for 2021 amounted to EUR 833 million. The effective tax in 2021 was 25%.
Operating result
The operating result from Aegon’s operations in the Netherlands increased by 13% compared with 2020 to EUR 755 million in 2021.
♦	The operating result from Life increased by 11% compared with 2020 to EUR 519 million in 2021. The increase was driven by a higher investment margin – in turn mainly driven by lower interest rate credited – and by the favorable impact from expense savings initiatives. There was a partial offset from less favorable claims experience.
♦	The operating result from Mortgages increased by 39% compared with 2020 to EUR 71 million in 2021, mainly due to higher fees resulting from business growth. Mortgages under administration increased by EUR 5 billion in 2021 to EUR 60 billion at December 31, 2021. Expense saving initiatives and higher revenues from customer pre-payment compensation also contributed favorably.
♦	The operating result from Banking rose by 2% compared with 2020 to EUR 115 million in 2021. Higher fee income from growth in the number of fee-paying customers at Knab and the favorable impact from expense savings initiatives were partly offset by a lower interest income. The latter was primarily due to a reduction of the unsecured loan portfolio.
♦	The operating result from Workplace Solutions increased by 42% to EUR 50 million in 2021. Improved results from the non-life business were the main driver, due to favorable claims experience in 2021 and reserve additions in 2020. This more than offset a decrease in revenue at TKP due to a large pension fund having left at the beginning of 2021.
Operating expenses
Operating expenses in 2021 decreased by 4% to EUR 729 million compared with 2020, mainly as a result of lower addressable expenses.
Addressable expenses went down from EUR 633 million in 2020 to EUR 607 million in 2021. This was driven by expense savings initiatives, which led to lower employee expenses, lower IT costs and lower costs of outsourced services. In addition, there was a benefit from lower pension cost for own employees driven by lower interest rates.
Sales
Workplace Solutions net deposits decreased by 7% compared to 2020 to EUR 739 million in 2021, driven by a large contract win in 2020 year that did not reoccur in 2021. Net deposits continued to be positive due to continued demand for defined contribution products (PPI).
Net outflows for the Bank amounted to EUR 1.0 billion in 2021, while 2020 had positive net deposits of EUR 1.0 billion. The growth in net deposits from new fee-paying Knab customers was more than offset by gross outflows mainly stemming from Aegon’s decision to stop offering savings products to non-fee-paying customers. Due to low market interest rates, Aegon could not offer these savings

Aegon Annual Report on Form 20-F 2021

Results of operations – The Netherlands

products to its customers in a profitable way. These customers were offered the opportunity to either transfer their funds to another bank or transfer their funds to a fee-based Knab account.
Mortgage origination decreased by 2% compared to 2020 to EUR 10.9 billion in 2021, of which EUR 6.9 billion was for third-party investors. Third-party investors pay Aegon a fee for originating and servicing these mortgages. The decrease in 2021 when compared to 2020 is driven by lower mortgage spreads in combination with Aegon’s focus on maintaining attractive margins.
New premium production for accident & health insurance amounted to EUR 10 million in 2021, a decrease of EUR 6 million compared to 2020. This decrease was mostly due to lower production within the group disability segment, reflecting lower commercial activity in the market compared to 2020. New premium production for property & casualty insurance increased by 40% to EUR 20 million, driven by good commercial momentum, in particular in the Motor segment.
New life sales decreased by 19% to EUR 74 million, as expected, following the decision to classify the Dutch Life business as a Financial Asset and to close most products for new sales. The remaining sales were mostly from direct annuities, which are linked to Aegon’s defined contribution business and remain a core product.

Aegon Annual Report on Form 20-F 2021

Results of operations – United Kingdom

Results 2021 United Kingdom

	Amounts in GBP millions			Amounts in EUR millions
	2021	2020	%	2021	2020	%

Operating result after tax	143	126	14	166	142	17

Tax on operating result	15	2	n.m.	17	2	n.m.

Operating result	158	128	24	184	144	28

Fair value items	(53)	(2)	n.m.	(62)	(2)	n.m.

Realized gains / (losses) on investments	9	-	n.m.	10	-	n.m.

Non-operating items	(44)	(1)	n.m.	(51)	(1)	n.m.

Other income / (charges)	1	(61)	n.m.	1	(68)	n.m.

Result before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	115	66	74	134	74	80

Income tax from certain proportionately consolidated joint ventures and associates included in result before tax	-	-	n.m.	-	-	n.m.

Income tax	(10)	(6)	(62)	(12)	(7)	(68)
Of which Income tax from certain proportionately consolidated joint ventures and associates included in result before tax	-	-	n.m.	-	-	n.m.

Net result	104	60	75	122	67	81

Life insurance gross premiums	3,966	4,298	(8)	4,613	4,833	(5)

Accident and health insurance premiums	3	23	(88)	3	25	(87)

Total gross premiums	3,969	4,320	(8)	4,616	4,858	(5)

Investment income	1,454	1,596	(9)	1,691	1,795	(6)

Fee and commission income	192	172	11	223	194	15

Total revenues	5,615	6,089	(8)	6,531	6,847	(5)

Operating expenses	386	406	(5)	448	631	(29)

of which addressable expenses	335	341	(2)	390	456	(15)

New life sales

	Amounts in GBP millions			Amounts in EUR millions
	2021	2020	%	2021	2020	%

Total recurring plus 1/10 single	27	30	(10)	31	33	(7)

Gross deposits (on and off balance)

	Amounts in GBP millions			Amounts in EUR millions
	2021	2020	%	2021	2020	%

Total gross deposits	21,292	7,646	178	24,764	8,599	188

Net deposits (on and off balance)

	Amounts in GBP millions			Amounts in EUR millions
	2021	2020	%	2021	2020	%

Retail	(210)	(1,095)	81	(244)	(1,232)	80

Workplace solutions	1,493	1,104	35	1,736	1,242	40

Institutional	8,754	(2,548)	n.m.	10,181	(2,865)	n.m.

Traditional products	(1,246)	(651)	(91)	(1,449)	(732)	(98)

Total net deposits	8,792	(3,190)	n.m.	10,228	(3,587)	n.m.

Aegon Annual Report on Form 20-F 2021

Results of operations – United Kingdom

Exchange rates

	Weighted average rate		Closing rate as of
Per 1 EUR	2021	2020	December 31, 2021	December 31, 2020

Pound Sterling	0.8598	0.8892	0.8396	0.8951

Aegon Annual Report on Form 20-F 2021

Results of operations – United Kingdom

Results 2021 United Kingdom
The net result for the United Kingdom increased by 75% compared to 2020 to GBP 104 million in 2021. The improvement was driven by a higher operating result and the non-recurrence of Other charges that impacted the 2020 result. The operating result in 2021 amounted to GBP 158 million, which is an increase of GBP 24 million compared with 2020 driven by higher fee revenues from favorable equity markets, and lower expenses.
Net result
The net result for the United Kingdom in 2021 amounted to GBP 104 million, as the operating result was partially offset by fair value losses. The operating result rose by 24% compared with 2020 to GBP 158 million in 2021. Fair value items amounted to a loss of GBP 53 million and included fair value losses on hedges to protect the solvency position, and were driven by higher interest rates, higher equity markets and higher inflation. Gains on investments of GBP 9 million resulted from the sale of bonds. Other income amounted to GBP 1 million, as investments related to the performance improvement plan were more than offset by income related to policyholder taxes, which were fully offset by higher income taxes. The result before tax in 2021 amounted to GBP 115 million and the income tax amounted to GBP 10 million. The latter includes a charge related to the aforementioned policyholder taxes.
Operating result
The operating result rose by 24% compared with 2020 to GBP 158 million in 2021. The increase in operating result was mainly driven by higher fee revenues from the growth of the platform business and favorable equity markets, and provision releases along with lower expenses, which more than offset the impacts from the loss of earnings due to the sale of Stonebridge and the gradual run-off of the traditional product portfolio.
Operating expenses
Operating expenses amounted to GBP 386 million in 2021, which was a decrease of 5% compared with 2020. This decrease was driven by both lower restructuring expenses and expense savings. Addressable expenses amounted to GBP 335 million in 2021, which was a decrease of 2% compared with 2020. This decrease was driven by expense initiatives, which led to lower cost for contractors, external advisors and IT platforms, partially offset by higher employee expenses as more permanent staff were hired to facilitate growth.
Sales
Gross deposits increased by 178% compared with 2020 to GBP 21.3 billion in 2021. Net deposits amounted to GBP 8.8 billion compared with net outflows of GBP 3.2 billion in 2020. Net deposits were driven by GBP 8.8 billion net deposits on the Institutional business as well as GBP 1.5 billion net deposits on the Workplace platform. For the Retail platform GBP 210 million net outflows were recorded in 2021, an improvement compared with the GBP 1.1 billion net outflows in 2020. The improved net deposits on the Workplace and Retail segments of the platform reflect stronger investor sentiment, as well as the benefits from investments in the business. New life sales decreased by 10% compared with 2020 to GBP 27 million in 2021, reflecting the impact on protection sales as a result of the COVID-19 pandemic.

Aegon Annual Report on Form 20-F 2021

Results of operations – International

Results 2021 International
Amounts in EUR millions	2021	2020	%

Operating result after tax	112	132	(15)

Tax on operating result	33	33	1

Operating result

Spain & Portugal	75	53	41

China	24	18	38

TLB	77	57	34

Other	(31)	36	n.m.

Operating result	145	164	(12)

Fair value items	(18)	(7)	(142)

Realized gains / (losses) on investments	2	46	(96)

Net impairments	1	(16)	n.m.

Non-operating items	(15)	22	n.m.

Other income / (charges)	65	(1)	n.m.

Result before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	195	186	5

Income tax from certain proportionately consolidated joint ventures and associates included in result before tax	20	3	n.m.

Income tax	(36)	(22)	(68)

Of which Income tax from certain proportionately consolidated joint ventures and associates included in result before tax	(20)	(3)	n.m.

Net result	159	164	(3)

Life insurance gross premiums	1,181	1,095	8

Accident and health insurance premiums	179	193	(7)

Property & casualty insurance premiums	432	388	11

Total gross premiums	1,793	1,677	7

Investment income	360	362	-

Fee and commission income	59	50	18

Other revenues	2	1	68

Total revenues	2,215	2,091	6

Operating expenses	386	400	(3)

of which addressable expenses	113	115	(2)

New life sales
Amounts in EUR millions	2021	2020	%

Spain & Portugal	48	43	11

China	90	97	(7)

TLB	11	8	34

Other	2	84	(97)

Total recurring plus 1/10 single	151	233	(35)

Amounts in EUR millions	2021	2020	%

New premium production accident and health insurance	31	29	6

New premium production property & casualty insurance	76	111	(32)

Aegon Annual Report on Form 20-F 2021

Results of operations – International

Gross deposits (on and off balance)
Amounts in EUR millions		2021	2020	%

Spain & Portugal		15	15	4

China		10	9	14

Other		-	296	n.m.

Total gross deposits		26	320	(92)

Net deposits (on and off balance)
Amounts in EUR millions		2021	2020	%

Spain & Portugal		-	3	(89)

China		3	3	(17)

Other		-	148	n.m.

Total net deposits		3	155	(98)

Exchange rates
	Weighted average rate		Closing rate as of
Per 1 EUR	2021	2020	December 31, 2021	December 31, 2020

USD	1.1831	1.1416	1.1372	1.2236

Chinese Yuan Renminbi	7.6313	7.8726	7.2478	8.0018

Czech Koruna	25.6418	26.4557	24.8500	26.2620

Hungarian Florint	358.4993	351.1554	368.5650	362.6850

Polish Zloty	4.5641	4.4433	4.5834	4.5589

Romanian Leu	4.9211	4.8370	4.9488	4.8675

Turkish Lira	10.4938	8.0394	15.1017	9.0940

Ukrainian Hryvnia	32.2848	30.8293	31.0257	34.6693

Aegon Annual Report on Form 20-F 2021

Results of operations – International

Results 2021 International
The net result from International decreased by 3% compared with 2020 to EUR 159 million in 2021, as a result of a tax benefit in 2020 that did not reoccur. The result before tax increased compared with 2020, as a higher operating result from Spain & Portugal, China and Aegon’s high-net-worth business, TLB, more than offset a loss from non-operating items.
Net result
The net result from International decreased by 3% compared with 2020 to EUR 159 million in 2021. A decrease in operating result and non-operating items was partly offset by an increase in other income for 2021 compared with 2020. The operating result decreased by 12% compared with 2020 to EUR 145 million in 2021 as a result of the reclassification of the result of Aegon’s businesses in Central & Eastern Europe from operating result to Other income, following the announced divestment of the business. Adjusting for this impact, the operating result increased compared with 2020, as a result of higher operating result from Spain & Portugal, China and Aegon’s high-net-worth business, TLB. The loss from non-operating items of EUR 15 million in 2021 was driven by a fair value loss as a result of the revaluation of an earn-out obligation in Central & Eastern Europe. Other income amounted to EUR 65 million in 2021, and consisted predominantly of the result from Aegon’s businesses in Central & Eastern Europe. Income tax in 2021 was EUR 36 million, compared with EUR 22 million in 2020, which included a one-time tax benefit.
Operating result
Operating result from International decreased by 12% compared with 2020 to EUR 145 million in 2021. The decrease reflects the reclassification of the result of Aegon’s businesses in Central & Eastern Europe from operating result to Other income, following the announced divestment of the business. This was partly offset by higher results in Spain & Portugal, China and TLB.

♦	Operating result from Spain & Portugal was EUR 75 million, 41% higher compared with 2020. This was mainly driven by portfolio growth and favorable claims experience.

♦	Operating result from China increased by 38% compared with 2020 to EUR 24 million in 2021 largely reflecting a growing portfolio.

♦	TLB, the high-net-worth business, recorded operating result of EUR 77 million, an increase of EUR 20 million compared with 2020. This was mainly driven by an improved investment margin, reflecting a lowering of the crediting rate with the aim to offset lower reinvestment yields and favorable claims experience. In addition, expense savings initiatives led to a decrease in expenses.

♦	For the Others segment, the result decreased to a loss of EUR 31 million, an EUR 67 million decrease compared with 2020. This was largely due to the reclassification of the result of Central & Eastern Europe from operating result to Other income. This was partly offset by reduced regional expenses.
Operating expenses
Operating expenses decreased by 3% compared with 2020 to EUR 386 million in 2021. This largely reflects lower restructuring expenses, lower sales expenses in China, and expense savings in Central & Eastern Europe.
Addressable expenses decreased by 2% compared with 2020 to EUR 113 million in 2021. This was driven by expense savings initiatives across the businesses.
Sales
Net deposits decreased by EUR 152 million compared with 2020 to EUR 3 million in 2021, mainly reflecting the exclusion of net deposits from Central & Eastern Europe as of 2021.
Total new life sales declined by 35% compared with 2020 to EUR 151 million in 2021, mainly reflecting the exclusion of sales from Central & Eastern Europe as of 2021.

♦	New life sales from the China joint venture decreased by EUR 7 million to EUR 90 million in 2021 reflecting industry-wide lower demand for critical illness products.

♦	For TLB, new life sales increased by EUR 3 million to EUR 11 million in 2021 driven by higher Index Universal Life sales following the launch of new, capital-light products.

♦	Spain & Portugal increased by EUR 5 million to EUR 48 million in 2021 mainly due to sales growth in the bancassurance channel.

♦	In the Other segment, new life sales decreased by EUR 82 million to EUR 2 million, largely reflecting the exclusion of sales from Central & Eastern Europe as of 2021, following the announced divestment of the business.

Aegon Annual Report on Form 20-F 2021

Results of operations – International

New premium production for accident and health insurance increased by 6% compared with 2020 to EUR 31 million in 2021. Higher sales in Spain & Portugal following the launch of new products were partly offset by the exclusion of sales from Central & Eastern Europe. New premium production for property & casualty insurance decreased by 32% compared with 2020 to EUR 76 million in 2021, largely reflecting the exclusion of sales from Central & Eastern Europe as of 2021, following the announced divestment of the business. This was partly offset by higher sales in Spain & Portugal, which were driven by the introduction of a new household insurance product in the bancassurance channel.

Aegon Annual Report on Form 20-F 2021

Results of operations – Aegon Asset Management

Results 2021 Asset Management
Amounts in EUR millions		2021	2020	%

Operating result		181	130	39

Tax on operating result		72	51	40

Operating result

Global Platforms		54	46	17

Strategic Partnerships		199	136	47

Operating result		253	182	39

Fair value items		(1)	22	n.m.

Realized gains / (losses) on investments		2	1	148

Net impairments		(1)	(1)	53

Non-operating items		-	22	(99)

Other income / (charges)		(18)	(8)	(123)

Result before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)		235	195	21

Income tax from certain proportionately consolidated joint ventures and associates included in result before tax		(57)	40	n.m.

Income tax		(65)	(44)	(47)

Of which Income tax from certain proportionately consolidated joint ventures and associates included in result before tax		57	(40)	n.m.

Net result		170	151	13

Management fees		602	506	19

Performance fees		112	105	7

Other		75	65	16

Total revenues		788	676	17

Operating expenses		552	485	14

of which addressable expenses		371	359	3

Operating Margin - Global Platforms only		12.6%	10.9%

Gross deposits (on and off balance)
Amounts in EUR millions		2021	2020	%

Global Platforms		52,845	51,950	2

Strategic Partnerships		131,204	115,544	14

Total gross deposits		184,049	167,494	10

Exchange rates
	Weighted average rate		Closing rate as of
Per 1 EUR	2021	2020	December 31, 2021	December 31, 2020

USD	1.1831	1.1416	1.1372	1.2236

Pound Sterling	0.8598	0.8892	0.8396	0.8951

Hungarian Florint	358.4993	351.1554	368.5650	362.6850

Chinese Yuan Renminbi	7.6313	7.8726	7.2478	8.0018

Aegon Annual Report on Form 20-F 2021

Results of operations – International

Results 2021 Asset Management
The net result from Asset Management increased by 13% compared with 2020 to EUR 170 million in 2021. This was driven by an increased operating result mainly as a result of higher management fees from net deposits and favorable markets. Asset Management achieved positive third-party net deposits for the tenth consecutive year, supported by continued third-party net deposits from Strategic Partnerships.
Net result
The net result from Asset Management increased by 13% compared with 2020 to EUR 170 million in 2021. This was driven by higher operating result in 2021.
Operating result
The operating result from Asset Management increased by 39% compared with 2020 to EUR 253 million in 2021. This increase was mainly driven by higher management fees as a result of net deposits and favorable markets.

♦	The operating result from Strategic Partnerships increased to EUR 199 million in 2021 compared with EUR 136 million in 2020. This was mainly driven by higher management fees as a result of net deposits and favorable markets in AIFMC in 2021. Performance fees net of performance-based compensation were EUR 73 million.

♦	The operating result from Global Platforms increased from EUR 46 million in 2020 to EUR 54 million in 2021. This was driven by higher management fees, mainly in the fixed income platform, as a result of third-party net deposits and favorable markets. This more than offset higher expenses driven by accruals of performance-related compensation.
Operating expenses
Operating expenses increased by 14% compared with 2020 to EUR 552 million in 2021. The increase is mainly caused by higher performance-based compensation in AIFMC, and higher expenses driven by AIFMC’s business growth. For Global Platforms, expenses increased driven by investments related to the operational improvement plan and higher accruals for performance-related compensation. The operating margin in 2021 increased by 2% compared with 2020 supported by higher revenues as a result of net deposits and favorable markets.
Addressable expenses increased by 3% compared with 2020 to EUR 371 million in 2021. This increase was mainly driven by accruals of performance-related compensation and unfavorable currency movements. This was partly offset by lower administration expenses as a result of performance improvement initiatives.
Sales
Third-party gross deposits increased by EUR 22 billion or 16% compared with 2020 to EUR 157 billion in 2021. This increase resulted from higher gross deposits in Strategic Partnerships, which increased by EUR 16 billion compared with 2020 to EUR 131 billion in 2021. This was driven by new fund launches at AIFMC in 2021, and gross deposits into existing AIFMC funds. Global Platforms recorded gross deposits of EUR 26 billion in 2021, which was an increase of EUR 6 billion compared with 2020, mainly due to the fixed income platform.
2021 was the tenth consecutive full year of positive third-party net deposits for Asset Management. Third-party net deposits more than doubled compared with 2020 to EUR 12.9 billion in 2021. Third-party net deposits from Global Platforms increased by EUR 4.5 billion compared with 2020, mainly driven by net deposits in the fixed income platform. Third-party net deposits from Strategic Partnerships increased by EUR 2.5 billion compared with 2020 driven by net deposits in AIFMC.
Assets under management
Assets under management increased by 6% compared with 2020 to EUR 410 billion in 2021. This was mainly attributable to third-party net deposits and favorable market movements.

Aegon Annual Report on Form 20-F 2021

Exchange rates

Exchange rates
Exchange rates at December 31,

		2021			2020			2019

		EUR	USD	GBP	EUR	USD	GBP	EUR	USD	GBP

1	EUR	-	1.1372	0.8396	-	1.2236	0.8951	-	1.1225	0.8473

1	USD	0.8794	-	0.7383	0.8173	-	0.7315	0.8909	-	0.7548

1	GBP	1.1910	1.3545	-	1.1172	1.3670	-	1.1802	1.3248	-
Weighted average exchange rates

		2021			2020			2019

		EUR	USD	GBP	EUR	USD	GBP	EUR	USD	GBP

1	EUR	-	1.1831	0.8598	-	1.1416	0.8892	-	1.1197	0.8770

1	USD	0.8452	-	0.7267	0.8760	-	0.7789	0.8931	-	0.7832

1	GBP	1.1631	1.3760	-	1.1246	1.2839	-	1.1403	1.2767	-

Aegon Annual Report on Form 20-F 2021

Consolidated financial statements of Aegon N.V.

Consolidated income statement of Aegon N.V.
For the year ended December 31

Amounts in EUR millions (except per share data)	Note	2021	2020	2019

Premium income	6	15,444	16,099	18,138

Investment income	7	6,967	7,149	7,531

Fee and commission income	8	2,785	2,405	2,523

Other revenues		13	4	6

Total revenues		25,209	25,657	28,197

Income from reinsurance ceded	9	4,289	3,965	3,586

Results from financial transactions	10	24,270	21,397	35,386

Other income	11	77	68	200
Total income		53,845	51,087	67,370

Premiums paid to reinsurers	6	3,518	2,703	2,434

Policyholder claims and benefits	12	41,852	42,006	56,856

Profit sharing and rebates	13	14	8	17

Commissions and expenses	14	5,984	5,983	6,153

Impairment charges / (reversals)	15	15	391	169

Interest charges and related fees	16	335	505	513

Other charges	17	104	150	1
Total charges		51,822	51,746	66,142

Result before share in profit / (loss) of joint ventures, associates and tax		2,024	(659)	1,228

Share in profit / (loss) of joint ventures	25	265	184	214

Share in profit / (loss) of associates	25	112	111	12

Result before tax		2,400	(364)	1,453

Income tax (expense) / benefit	18	(371)	229	(217)
Net result		2,029	(135)	1,236

Net result attributable to:

Owners of Aegon N.V.		1,980	(146)	1,235

Non-controlling interests		50	11	-

Earnings per share (EUR per share)	19

Basic earnings per common share		0.94	(0.09)	0.56

Basic earnings per common share B		0.02	-	0.01

Diluted earnings per common share		0.94	(0.09)	0.56

Diluted earnings per common share B		0.02	-	0.01

Aegon Annual Report on Form 20-F 2021

Consolidated financial statements of Aegon N.V.

Consolidated statement of comprehensive income of Aegon N.V.
For the year ended December 31

Amounts in EUR millions	2021	2020 1)	2019

Net result	2,029	(135)	1,236

Items that will not be reclassified to profit or loss:

Changes in revaluation reserve real estate held for own use	(4)	20	(4)

Remeasurements of defined benefit plans	501	(360)	(612)

Income tax relating to items that will not be reclassified	(101)	138	92

Items that may be reclassified subsequently to profit or loss:

Gains / (losses) on revaluation of available-for-sale investments	(1,173)	2,990	3,477

(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	(450)	13	(412)

Changes in cash flow hedging reserve	(228)	(247)	(8)

Movement in foreign currency translation and net foreign investment hedging reserves	1,240	(1,493)	314

Equity movements of joint ventures	25	12	8

Equity movements of associates	(6)	7	4

Disposal of group assets	8	(8)	(1)

Income tax relating to items that may be reclassified	372	(616)	(634)

Other	16	1	13

Total other comprehensive income / (loss)	200	457	2,237
Total comprehensive income / (loss)	2,229	321	3,473

Total comprehensive income / (loss) attributable to:

Owners of Aegon N.V.	2,168	315	3,474

Non-controlling interests	61	6	(1)

1	Comparative amounts have been updated to reflect revised disclosure on the change in ownership non-controlling interest.

Aegon Annual Report on Form 20-F 2021

Consolidated financial statements of Aegon N.V.

Consolidated statement of financial position of Aegon N.V.
As at December 31

Amounts in EUR millions	Note	2021	2020	2019

Assets

Cash and cash equivalents	21	6,889	8,372	12,263

Investments	22	157,831	156,541	145,976

Investments for account of policyholders	23	250,953	224,172	226,374

Derivatives	24	8,827	13,986	11,157

Investments in joint ventures	25	1,743	1,376	1,983

Investments in associates	25	1,289	1,264	363

Reinsurance assets	26	20,992	18,910	20,253

Defined benefit assets	39	119	43	1

Deferred tax assets	40	131	101	193

Deferred expenses	27	10,503	8,799	10,806

Other assets and receivables	28	7,642	8,865	8,842

Intangible assets	29	1,333	1,386	1,559

Total assets		468,252	443,814	439,769

Equity and liabilities

Shareholders’ equity	30	23,813	22,018	21,842

Other equity instruments	31	2,363	2,569	2,571

Issued capital and reserves attributable to owners of Aegon N.V.		26,176	24,586	24,413

Non-controlling interests		196	75	20

Group equity		26,372	24,661	24,433

Subordinated borrowings	32	2,194	2,085	2,207

Trust pass-through securities	33	126	126	136

Insurance contracts	34	124,422	122,146	122,885

Insurance contracts for account of policyholders	34	149,323	135,441	135,710

Investment contracts	35	21,767	21,075	18,594

Investment contracts for account of policyholders	35	104,592	91,624	93,826

Derivatives	24	10,639	14,617	11,616

Borrowings	37	9,661	8,524	9,307

Provisions	38	193	309	214

Defined benefit liabilities	39	3,944	4,636	4,360

Deferred gains		9	10	11

Deferred tax liabilities	40	1,559	1,424	1,229

Other liabilities	41	12,916	16,685	14,816

Accruals	42	537	451	426

Total liabilities		441,881	419,153	415,336

Total equity and liabilities		468,252	443,814	439,769

Aegon Annual Report on Form 20-F 2021

Consolidated financial statements of Aegon N.V.

Consolidated statement of changes in equity of Aegon N.V.
For the year ended December 31, 2021

Amounts in EUR millions	Note	Share capital	Retained earnings	Revaluation reserves	Remea- surement of defined benefit plans	Other reserves	Other equity instru- ments	Issued capital and reserves 1)	Non- control- ling interests	Total

At January 1, 2021		7,480	10,145	7,480	(2,534)	(553)	2,569	24,586	75	24,661

Net result recognized in the income statement		-	1,980	-	-	-	-	1,980	50	2,029

Other comprehensive income:

Items that will not be reclassified to profit or loss:

Changes in revaluation reserve real estate held for own use		-	-	(4)	-	-	-	(4)	-	(4)

Remeasurements of defined benefit plans		-	-	-	501	-	-	501	-	501

Income tax relating to items that will not be reclassified		-	-	1	(102)	-	-	(101)	-	(101)

Items that may be reclassified subsequently to profit or loss:

Gains / (losses) on revaluation of available-for-sale investments		-	-	(1,173)	-	-	-	(1,173)	-	(1,173)

(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments		-	-	(450)	-	-	-	(450)	-	(450)

Changes in cash flow hedging reserve		-	-	(228)	-	-	-	(228)	-	(228)

Movements in foreign currency translation and net foreign investment hedging reserves		-	-	447	(65)	848	-	1,231	9	1,240

Equity movements of joint ventures		-	-	-	-	25	-	25	-	25

Equity movements of associates		-	-	-	-	(6)	-	(6)	-	(6)

Disposal of group assets		-	-	-	-	8	-	8	-	8

Income tax relating to items that may be reclassified		-	-	369	-	3	-	372	-	372

Other		-	14	-	-	-	-	14	3	16

Total other comprehensive income / (loss)		-	14	(1,038)	335	878	-	188	11	200

Total comprehensive income / (loss) for 2021		-	1,993	(1,038)	335	878	-	2,168	61	2,229

Shares issued		1	-	-	-	-	-	1	-	1

Issuance and purchase of treasury shares		-	(88)	-	-	-	-	(88)	-	(88)

Issuance and redemption of other equity instruments		-	-	-	-	-	(212)	(212)	-	(212)

Dividends paid on common shares		(127)	(120)	-	-	-	-	(247)	(1)	(248)

Coupons on perpetual securities		-	(39)	-	-	-	-	(39)	-	(39)

Incentive plans		-	-	-	-	-	6	7	-	7

Change in ownership non-controlling interest		-	-	-	-	-	-	-	61	61

At December 31, 2021	30,31	7,354	11,892	6,442	(2,199)	325	2,363	26,176	196	26,372

1	Issued capital and reserves attributable to owners of Aegon N.V.

Aegon Annual Report on Form 20-F 2021

Consolidated financial statements of Aegon N.V.

Consolidated statement of changes in equity of Aegon N.V.
For the year ended December 31, 2020

Amounts in EUR millions	Note	Share capital	Retained earnings	Revaluation reserves	Remea- surement of defined benefit plans	Other reserves	Other equity instru- ments	Issued capital and reserves 1)	Non- controlling interests 2)	Total
At January 1, 2020		7,536	10,374	5,873	(2,397)	456	2,571	24,413	20	24,433

Net result recognized in the income statement		-	(146)	-	-	-	-	(146)	11	(135)

Other comprehensive income:

Items that will not be reclassified to profit or loss:

Changes in revaluation reserve real estate held for own use		-	-	20	-	-	-	20	-	20

Remeasurements of defined benefit plans		-	-	-	(360)	-	-	(360)	-	(360)

Income tax relating to items that will not be reclassified		-	-	(2)	140	-	-	138	-	138

Items that may be reclassified subsequently to profit or loss:

Gains / (losses) on revaluation of available-for-sale investments		-	-	2,990	-	-	-	2,990	-	2,990

(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments		-	-	13	-	-	-	13	-	13

Changes in cash flow hedging reserve		-	-	(247)	-	-	-	(247)	-	(247)

Movements in foreign currency translation and net foreign investment hedging reserves		-	-	(556)	83	(1,015)	-	(1,489)	(4)	(1,493)

Equity movements of joint ventures		-	-	-	-	12	-	12	-	12

Equity movements of associates		-	-	-	-	7	-	7	-	7

Disposal of group assets		-	-	-	-	(7)	-	(8)	-	(8)

Income tax relating to items that may be reclassified		-	-	(610)	-	(7)	-	(616)	-	(616)

Other		-	2	-	-	1	-	3	-	1

Total other comprehensive income / (loss)		-	2	1,607	(137)	(1,009)	-	462	(4)	457

Total comprehensive income / (loss) for 2020		-	(144)	1,607	(137)	(1,009)	-	316	6	321

Shares issued		(3)	3	-	-	-	-	-	-	-

Issuance and purchase of treasury shares		-	3	-	-	-	-	3	-	3

Issuance and redemption of other equity instruments		-	-	-	-	-	-	-	-	-

Dividends paid on common shares		(54)	(64)	-	-	-	-	(118)	-	(118)

Dividend withholding tax reduction		-	1	-	-	-	-	1	-	1

Coupons on perpetual securities		-	(38)	-	-	-	-	(38)	-	(38)

Incentive plans		-	10	-	-	-	(3)	8	-	8

Change in ownership non-controlling interest		-	-	-	-	-	-	-	48	48

At December 31, 2020	30,31	7,480	10,145	7,480	(2,534)	(553)	2,569	24,586	75	24,661

1	Issued capital and reserves attributable to owners of Aegon N.V.

2	Comparative amounts have been updated to reflect revised disclosure on the change in ownership non-controlling interest.

Aegon Annual Report on Form 20-F 2021

Consolidated financial statements of Aegon N.V.

Consolidated statement of changes in equity of Aegon N.V.
For the year ended December 31, 2019

Amounts in EUR millions	Note	Share capital	Retained earnings	Revalua- tion reserves	Remea- surement of defined benefit plans	Other reserves	Other equity instru- ments	Issued capital and reserves 1)	Non-controlling interests	Total

At January 1, 2019 (as previously stated)		7,808	9,648	3,435	(1,850)	149	3,320	22,510	22	22,531

Voluntary change in accounting policy	2.1.2	-	(44)	-	-	-	-	(44)	-	(44)

At January 1, 2019		7,808	9,604	3,435	(1,850)	149	3,320	22,466	22	22,487

Net result recognized in the income statement		-	1,235	-	-	-	-	1,235	-	1,236

Other comprehensive income:

Items that will not be reclassified to profit or loss:

Changes in revaluation reserve real estate held for own use		-	32	(36)	-	-	-	(4)	-	(4)

Remeasurements of defined benefit plans		-	-	-	(612)	-	-	(612)	-	(612)

Income tax relating to items that will not be reclassified		-	(7)	8	90	-	-	92	-	92

Items that may be reclassified subsequently to profit or loss:

Gains / (losses) on revaluation of available-for-sale investments		-	-	3,477	-	-	-	3,477	-	3,477

(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments		-	-	(412)	-	-	-	(412)	-	(412)

Changes in cash flow hedging reserve		-	-	(8)	-	-	-	(8)	-	(8)

Movements in foreign currency translation and net foreign investment hedging reserves		-	-	37	(25)	302	-	314	-	314

Equity movements of joint ventures		-	-	-	-	8	-	8	-	8

Equity movements of associates		-	-	-	-	4	-	4	-	4

Disposal of group assets		-	-	-	-	(1)	-	(1)	-	(1)

Income tax relating to items that may be reclassified		-	-	(629)	-	(5)	-	(634)	-	(634)

Other		-	15	-	-	-	-	15	(2)	13

Total other comprehensive income / (loss)		-	40	2,438	(547)	307	-	2,239	(2)	2,237

Total comprehensive income / (loss) for 2019		-	1,276	2,438	(547)	307	-	3,474	(1)	3,473

Shares issued		1	-	-	-	-	-	1	-	1

Issuance and purchase of treasury shares		-	(30)	-	-	-	-	(30)	-	(30)

Issuance and redemption of other equity instruments		-	(81)	-	-	-	(744)	(825)	-	(825)

Dividends paid on common shares		(273)	(309)	-	-	-	-	(583)	-	(583)

Dividend withholding tax reduction		-	-	-	-	-	-	-	-	-

Coupons on perpetual securities		-	(88)	-	-	-	-	(88)	-	(88)

Incentive plans		-	2	-	-	-	(5)	(3)	-	(3)

At December 31, 2019	30,31	7,536	10,374	5,873	(2,397)	456	2,571	24,413	20	24,433

1	Issued capital and reserves attributable to owners of Aegon N.V.

Aegon Annual Report on Form 20-F 2021

Consolidated financial statements of Aegon N.V.

Consolidated cash flow statement of Aegon N.V.
For the year ended December 31

Amounts in EUR millions	Note	2021	2020	2019

Result before tax		2,400	(364)	1,453

Results from financial transactions		(25,716)	(22,092)	(35,933)

Amortization and depreciation		1,167	722	1,184

Impairment losses		5	382	160

Income from joint ventures		(265)	(184)	(214)

Income from associates		(112)	(111)	(12)

Release of cash flow hedging reserve		(106)	(109)	(97)

Other		248	9	26

Adjustments of non-cash items		(24,778)	(21,383)	(34,886)

Insurance and investment liabilities		(1,885)	6,975	3,755

Insurance and investment liabilities for account of policyholders		13,605	11,005	26,512

Accrued expenses and other liabilities		(1,008)	655	352

Accrued income and prepayments		(543)	(1,315)	(1,057)

Changes in accruals		10,169	17,319	29,562

Purchase of investments (other than money market investments)		(35,520)	(44,637)	(40,014)

Purchase of derivatives		(1,611)	924	(214)

Disposal of investments (other than money market investments)		38,040	31,875	40,187

Disposal of derivatives		310	1,771	2,880

Net purchase of investments for account of policyholders		12,063	8,865	7,605

Net change in cash collateral		(2,805)	2,425	(332)

Net purchase of money market investments		(85)	363	1,089

Cash flow movements on operating items not reflected in income		10,391	1,585	11,200

Tax (paid)/ received		21	(7)	(18)

Other		-	(5)	(9)

Net cash flows from operating activities	21	(1,796)	(2,854)	7,302

Purchase of individual intangible assets (other than VOBA and future servicing rights)		(36)	(40)	(46)

Purchase of equipment and real estate for own use		(76)	(80)	(102)

Acquisition of subsidiaries, net of cash		-	(15)	(1)

Acquisition/capital contributions joint ventures and associates		(97)	(305)	(269)

Disposal of intangible asset		-	3	1

Disposal of equipment		2	7	63

Disposal of subsidiaries and businesses, net of cash		59	-	137

Disposal joint ventures and associates		-	154	1

Dividend received from joint ventures and associates		95	138	130

Net cash flows from investing activities	21	(54)	(139)	(86)

Issuance of treasury shares		-	-	1

Issuance of perpetuals		-	-	496

Purchase of treasury shares		(231)	(59)	(318)

Proceeds from TRUPS 1) , Subordinated borrowings and borrowings		3,914	3,444	4,923

Repayment of perpetuals		(212)	-	(1,343)

Repayment of TRUPS 1) , Subordinated borrowings and borrowings		(3,000)	(3,985)	(7,014)

Dividends paid		(121)	(63)	(309)

Coupons on perpetual securities		(52)	(55)	(112)

Payment of Right-of-use Assets		(59)	(60)	(54)

Change in ownership non-controlling interests		61	-	-

Net cash flows from financing activities	21	300	(778)	(3,730)

Net increase / (decrease) in cash and cash equivalents 2)		(1,550)	(3,770)	3,486

Net cash and cash equivalents at the beginning of the year		8,372	12,263	8,744

Effects of changes in exchange rate		67	(121)	33

Net cash and cash equivalents at the end of the year	21	6,889	8,372	12,263

1	Trust pass-through securities.
2
Included in net increase / (decrease) in cash and cash equivalents are interest received EUR 5,271 million (2020: EUR 5,114 million and 2019: EUR 5,999 million) dividends received EUR 1,624 million (2020: EUR 1,751 million and 2019: EUR 1,702 million) and interest paid EUR 296 million (2020: EUR 491 million and 2019: EUR 407 million). All included in operating activities except for dividend received from joint ventures and associates EUR 95 million (2020: EUR 138 million and 2019: EUR 130 million).

The cash flow statement is prepared according to the indirect method.

Aegon Annual Report on Form 20-F 2021

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
Aegon N.V. (or ‘the Company’) and its subsidiaries (‘Aegon’ or ‘the Group’) have life insurance and pensions operations and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limited extent banking operations. Aegon focuses on three core markets (the United States, the Netherlands, and the United Kingdom), three growth markets (Spain & Portugal, China, and Brazil) and one global asset manager. Furthermore, Aegon has activities in Asia and Southern and Eastern Europe. Headquarters are located in The Hague, the Netherlands. The Group employs over 22,000 people worldwide (2020: over 22,000).
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
The consolidated financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of (investment) properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. Information on the standards and interpretations that were adopted in 2021 is provided below in note 2.1.1. The consolidated financial statements are presented in euros and all values are rounded to the nearest million unless otherwise stated. The consequence is that the rounded amounts may not add up to the rounded total in all cases. All ratios and variances are calculated using the underlying amount rather than the rounded amount.
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
The consolidated financial statements of Aegon N.V. were approved by the Executive Board and by the Supervisory Board on March 2
1
, 2022. The financial statements will be put for adoption to the Annual General Meeting of Shareholders on May 31, 2022. The shareholders’ meeting can decide not to adopt the financial statements but cannot amend them.

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 2

A reconcilliation between IFRS and
EU-IFRS
is included in the table below.

	Shareholders’ equity			Net result
	2021	2020	2019	2021	2020	2019

In accordance with IFRS	23,813	22,018	21,842	2,029	(135)	1,236

Adjustment of EU ‘IAS 39’ carve-out	632	1,054	774	(422)	280	375

Tax effect of the adjustment	(163)	(257)	(167)	93	(90)	(86)

Effect of the adjustment after tax	469	798	607	(328)	190	289

In accordance with EU-IFRS	24,282	22,815	22,449	1,701	55	1,525
2.1.1 Adoption of new IFRS accounting standards and amendments effective in 2021
New standards and amendments to standards become effective at the date specified by IFRS, but may allow companies to opt for an earlier adoption date. In 2021, the following amendments to existing standards issued by the IASB became mandatory:

Accounting standard/ amendment/ interpretation	IASB effective date	Impact for Aegon

Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)	January 1, 2021	See below for comments

Extension of the Temporary Exemption from Applying IFRS 9 (Amendments to IFRS 4 Insurance Contracts)	January 1, 2021	See 2.1.2 for comments

Early adopted:

COVID-19-Related Rent Concessions beyond 30 June 2021 (Amendment to IFRS 16)	April 1, 2021	Low
Interest rate benchmark reform
In 2019, Aegon elected to early adopt the ‘Interest Rate Benchmark Reform – Phase 1 (Amendments to IFRS 9, IAS 39 and IFRS 7)’. In accordance with the transition provisions, the Phase 1 amendments have been adopted retrospectively to hedging relationships that existed on January 1, 2019 or were designated thereafter. The amendments provide temporary relief from applying specific hedge accounting requirements, thereby ensuring that uncertainty on the outcome of the Interest Rate Benchmark Reform (IBOR reform) does not result in early termination of hedge accounting, notably because the retrospective effectiveness may fall outside of the required range due to the IBOR reform. Please refer to note 24 Derivatives for the required disclosures of the uncertainty arising from IBOR reform for hedging relationships for which the Group applied the reliefs.
In 2021, ‘Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)’ became effective. The Phase 2 amendments provide temporary reliefs which address issues that might affect financial reporting during the IBOR reform, including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of an interest rate benchmark with an alternative benchmark rate. The amendments had no material impact on the financial position or the consolidated financial statements of the Group. Aegon continues to follow the developments of IBOR reform and intends to use the Phase 2 reliefs when applicable. Please refer to note 4 Financial risks for the required disclosures.

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 2

2.1.2 Future adoption of new IFRS accounting standards and amendments
The following standards and amendments to existing standards, published prior to January 1, 2022, were not early adopted by the Group, but will be applied in future years:

Accounting standard/ amendment/ interpretation	IASB effective date	Early adopted by Aegon	Impact for Aegon

IFRS 17 Insurance contracts	January 1, 2023	No	See below for comments

Initial Application of IFRS 17 and IFRS 9 - Comparative Information (Amendments to IFRS 17)	January 1, 2023	No	See below for comments

IFRS 9 Financial instruments	January 1, 2018 1)	No	See below for comments

Prepayment Features with Negative Compensation (Amendments to IFRS 9)	January 1, 2019 1)	No	See below for comments

Reference to the Conceptual Framework (Amendments to IFRS 3)	January 1, 2022	No	Low

Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)	January 1, 2022	No	Low

Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)	January 1, 2022	No	Low

Annual Improvements to IFRS Standards 2018–2020	January 1, 2022	No	Low

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)	January 1, 2023	No	Low

Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)	January 1, 2023	No	Low

Definition of Accounting Estimates (Amendments to IAS 8)	January 1, 2023	No	Low

Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)	January 1, 2023	No	Low

1
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

IFRS 9 Financial Instruments
The IASB issued the complete version of IFRS 9 Financial Instruments in July 2014. IFRS 9 combines classification and measurement, the expected credit loss impairment model and hedge accounting. The standard replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. Under IFRS 9 Classification and Measurement, financial assets are measured at amortized cost, fair value through profit or loss or fair value through other comprehensive income, based on both the entity’s business model for managing the financial assets and the financial asset’s contractual cash flow characteristics. The classification and measurement of financial liabilities is unchanged from existing requirements apart from own credit risk. For financial liabilities that are designated at fair value through profit or loss, the changes which are attributable to the change in an entity’s own credit risk are presented in other comprehensive income, unless doing so would enlarge or create an accounting mismatch. For the impairment component, the IASB included requirements for a credit loss allowance or provision which should be based on expected losses rather than incurred losses.
Application of IFRS 9 is required for annual periods beginning on or after January 1, 2018. However, on May 18, 2017, the IASB published the final version of the IFRS 17 Insurance Contracts standard. Prior to its finalization, the IASB issued an amendment to IFRS 4 Insurance Contracts (the predecessor standard to IFRS 17) that provides for a qualifying insurer a temporary exemption that permits, but does not require, the insurer to apply IAS 39 rather than IFRS 9 for annual periods beginning before January 1, 2021 (i.e., a temporary exemption of IFRS 9). The objective of the amendment is to address the temporary accounting consequences of the different effective dates of IFRS 9 and IFRS 17.
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
An entity is eligible to apply the temporary exemption if the carrying amount of its liabilities connected with insurance activities is
♦	Greater than 90% of the total carrying value of all liabilities; or
♦	Between 80% and 90% of the total carrying value of all its liabilities, and the insurer does not have significant activities unrelated to insurance.
Aegon performed this analysis at December 31, 2015, and concluded that it meets the requirements for the temporary exception as 94% of its liabilities are connected with insurance activities. As a result, Aegon elected to make use of the temporary exemption of IFRS 9.

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 2

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
Fair value changes
The table below presents an overview of the fair value of the classes of financial assets as of December 31, 2021, as well as the change in fair value during the reporting period. The asset classes are divided into two categories:

♦	SPPI: assets of which cash flows represent solely payments of principal and interest (SPPI) on an outstanding principal amount, excluding any financial assets that meet the definition of held for trading in IFRS 9, or that are managed and whose performance is evaluated on a fair value basis; and

♦	Other: all financial assets other than those specified in SPPI:

♦	with contractual terms that do not give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding;

♦	that meet the definition of held for trading in IFRS 9; or

♦	that are managed and whose performance are evaluated on a fair value basis.

		2021		2020

Financial assets at fair value		Fair value at the end of the reporting period	Change in fair value during the reporting period	Fair value at the end of the reporting period	Change in fair value during the reporting period

Shares 1)	SPPI	44	10	51	2

	Other	618	36	623	8

Debt securities	SPPI	93,234	(3,132)	92,836	5,461

	Other	3,961	(75)	6,514	6

Money Markets and other short-term investments	SPPI	2,324	(0)	2,657	-

	Other	2,586	-	2,011	-

Mortgage loans	SPPI	44,366	(195)	43,258	72

	Other	-	-	-	-

Private loans	SPPI	5,474	(267)	5,261	213

	Other	36	(10)	50	13

Deposits with financial institutions	SPPI	52	-	92	-

	Other	-	-	-	-

Policy loans	SPPI	1	-	1	-

	Other	1,892	(0)	1,800	12

Other financial assets	SPPI	-	-	-	-

	Other	5,598	724	4,946	(145)

At December 31		160,187	(2,909)	160,100	5,644

1	The SPPI-compliant shares include preferred equity instruments.
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

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 2

Credit Risk
The table below details the credit risk rating grades, as of December 31, 2021, for financial assets with cash flows that are SPPI, excluding any financial assets that meet the definition of held for trading in IFRS 9, or that are managed and whose performance is evaluated on a fair value basis. The tables show the carrying value of those financial assets applying IAS 39 (in the case of financial assets measured at amortized cost, before adjusting for any impairment allowances).

SPPI compliant financial assets at carrying value	AAA	AA	A	BBB	BB	B	CCC or lower	Not Rated	Total

2021

Shares – Carried at fair value	-	-	-	23	13	-	8	-	44

Debt securities – Carried at fair value	26,076	10,195	24,916	28,524	1,828	918	754	24	93,234

Money market and other short-term investments- carried at fair value	25	120	1,986	193	-	-	-	-	2,324

Mortgage loans– Carried at amortized cost	1,383	4,221	3,301	519	59	-	-	31,141	40,624

Private loans – Carried at amortized cost	2,607	216	189	1,050	44	-	-	744	4,850

Other financial assets – Carried at fair value	-	-	13	1	-	18	-	21	53
At December 31	30,090	14,752	30,405	30,310	1,944	936	762	31,930	141,128

2020

Shares – Carried at fair value	-	-	-	17	24	7	3		51

Debt securities – Carried at fair value	28,970	9,869	23,615	26,310	2,119	938	1,015	2	92,836

Money market and other short-term investments- carried at fair value	136	129	2,178	213	-	-	-	-	2,657

Mortgage loans– Carried at amortized cost	1,066	3,494	3,369	695	78	-	-	30,596	39,298

Private loans – Carried at amortized cost	1,913	74	142	1,098	46	-	-	1,068	4,341

Other financial assets – Carried at fair value	-	-	6	1	-	45	1	41	93
At December 31	32,085	13,565	29,309	28,334	2,267	989	1,018	31,707	139,275
For assets that do not qualify for the low credit risk exemption (assets rated below BBB or not rated) and of which cash flows represent SPPI, excluding any financial assets that meet the definition of held for trading in IFRS 9, or that are managed and whose performance is evaluated on a fair value basis, the table below provides the credit risk exposure from the financial assets held by Aegon_1. The financial assets are categorized by asset class with a carrying amount and fair value measured in accordance with IAS 39 measurement requirements.

	2021		2020

SPPI compliant financial assets rated BB or below	Carrying amount	Fair value	Carrying amount	Fair value

Shares – Carried at fair value	21	21	34	34

Debt securities – Carried at fair value	3,524	3,524	4,073	4,073

Mortgage loans – Carried at amortized cost	31,200	34,254	30,674	33,828

Private loans – Carried at amortized cost	788	816	1,114	1,210

Deposits with financial institutions – Carried at amortized cost	38	38	85	86

Other financial assets – Carried at fair value	1	1	1	1
At December 31	35,572	38,654	35,982	39,232
Investments in joint ventures and associates
All Aegon’s equity accounted investments remain to apply IAS 39. Except Santander Vida Seguros y Reaseguros S.A. (‘Santander Spain Life’), Aegon Industrial Fund Management Co.Ltd. (‘AIFMC’) and Amvest Residential Core Fund, Aegon does not hold any other individually material joint-venture or associate. As most of AIFMC and Amvest Residential Core Fund financial assets are measured at fair value through profit or loss, there is no material difference between the financial statements of AIFMC and Amvest Residential Core Fund under IFRS 9 and IAS 39. Refer to note 25 Investments in joint ventures and associates for more detailed information on these joint ventures. As the remaining joint ventures and associates are not material on a consolidated level, the additional information required by IFRS 4 for electing the temporary exemption is not disclosed for these entities. The additional information for Santander Spain Life is presented below:

1	Mortgage loans with no low credit risk are defined as being more than 90 days past due, in line with regulatory guidelines.

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 2

		2021		2020
Financial assets at fair value		Fair value at the end of the reporting period	Change in fair value during the reporting period	Fair value at the end of the reporting period	Change in fair value during the reporting period

Debt securities	SPPI	178	8	169	119

	Other	-	-	1	-

Money Markets and other short-term investments	SPPI	-	-	-	-

	Other	10	-	37	-
At December 31		188	8	207	119

SPPI compliant financial assets at carrying value	AAA	AA	A	BBB	BB	B	CCC or lower	Not Rated	Total

2021

Debt securities – Carried at fair value	8	13	120	37	-	-	-	-	178
At December 31	8	13	120	37	-	-	-	-	178

2020

Debt securities – Carried at fair value	9	19	106	35	-	-	-	-	169
At December 31	9	19	106	35	-	-	-	-	169
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

♦	Aegon Bank N.V.

♦	Aegon Hypotheken B.V.

♦	Aegon Asset Management Holding B.V.

♦	Amvest Vastgoed B.V.

♦	Amvest Development Fund B.V.

♦	Amvest Living & Care Fund

♦	Amvest Residential Core Fund
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
The Standard represents a fundamental change to current financial reporting and the implementation effort is significant. Aegon will not early adopt the Standard. An implementation project was started soon after the publication of the new Standard. Based on the final amendments of June 2020 quantitative assessments are performed and these continued during 2021. In 2022, finalization of methodology and policy choices are expected and will also form the basis of parallel runs. The impact of the initial application on Aegon’s financial statements is expected to be significant. Aegon will communicate to the market, once results are reliable, final methodology and policy choices with related impact. Formal communication is expected in the second half year of 2022.

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 2

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
In determining whether Aegon has power over an investment fund all facts and circumstances are considered, including the following:

♦	Control structure of the asset manager (i.e. whether an Aegon subsidiary);
♦	The investment constraints posed by investment mandate;
♦	Legal rights held by the policyholder to the separate assets in the investment vehicle (e.g. policyholders could have the voting rights related to these investments);
♦	The governance structure, such as an independent board of directors, representing the policyholders, which has substantive rights (e.g. to elect or remove the asset manager); and
♦	Rights held by other parties (e.g. voting rights of policyholders that are substantive or not).
Exposure or rights to variability of returns can be the result of, for example:
♦	General account investment of Aegon;
♦	Aegon’s investments held for policyholder;
♦	Guarantees provided by Aegon on return of policyholders in specific investment vehicles;

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 2

♦	• Fees dependent on fund value (including, but not limited to, asset management fees); and
♦	• Fees dependent on performance of the fund (including, but not limited to, performance fees).
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

Aegon Annual Report on Form 20-F 2021

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

Aegon Annual Report on Form 20-F 2021

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

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 2

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

Aegon Annual Report on Form 20-F 2021

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

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 2

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
Following the financial crisis, the reform and replacement of benchmark interest rates such as LIBOR and other interbank offered rates (‘IBORs’) has become a priority for global regulators. There is currently uncertainty around the timing and precise nature of these changes, in light of which the following assumptions have been made with respect to hedge accounting:
♦	When considering the ‘highly probable’ requirement, it is assumed that the current benchmark interest rate on which the hedged positions is based will not change as a result of IBOR reform.
♦	In assessing whether the hedge is expected to be ‘highly effective’ on a forward-looking basis, it is assumed that the current benchmark interest rate on which the cash flows of the hedged item and the derivative that hedges it are based is not altered as a result of the IBOR reform.
♦	Hedge accounting is not discontinued during the period of IBOR-related uncertainty solely because the retrospective effectiveness falls outside the required 80-125% range.
♦	The cash flows hedge reserve relating to the period after the IBOR reform is expected to take effect, is not recycled solely because cash flows are expected to change.
When the uncertainty arising from IBOR reform is no longer present with respect to the hedged risk or the timing and the amount of interest rate benchmark-based cash flows of the hedged item or of the hedging instrument, the hedge documentation is amended to reflect the changes required by IBOR reform (i.e. a change results directly from IBOR reform and occurs on an economically equivalent basis). For this purpose, the hedge designation is amended only to make one or more of the following changes:
♦	designating an alternative benchmark rate as the hedged risk;
♦	amending the description of the hedged item, including the description of the designated portion of the cash flows or fair value being hedged;
♦	amending the description of the hedging instrument; or
♦	amending the description of the method for assessing hedge effectiveness.
Amending the formal designation of a hedging relationship to reflect the changes required by IBOR reform constitutes neither the discontinuation of the hedging relationship nor the designation of a new hedging relationship.
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

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 2

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
The carrying amount is subsequently adjusted to reflect the change in the Group’s share in the net assets of the joint venture and is subject to impairment testing. The net assets are determined based on the Group’s accounting policies. Any gains and losses recorded in other comprehensive income by the joint venture are recognized in other comprehensive income and reflected in other reserves in shareholders’ equity, while the share in the joint ventures net result is recognized as a separate line item in the consolidated income statement. The Group’s share in losses is recognized until the investment in the joint ventures’ equity and any other long-term interest that are part of the net investment are reduced to nil, unless guarantees exist.
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
The carrying amount is subsequently adjusted to reflect the change in the Group’s share in the net assets of the associate and is subject to impairment testing. The net assets are determined based on the Group’s accounting policies. Any gains and losses recorded in other comprehensive income by the associate are reflected in other reserves in shareholders’ equity, while the share in the associate’s net result is recognized as a separate line item in the consolidated income statement. The Group’s share in losses is recognized until the investment in the associate’s equity and any other long-term interest that are part of the net investment are reduced to nil, unless guarantees exist.

Aegon Annual Report on Form 20-F 2021

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

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 2

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

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 2

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

Aegon Annual Report on Form 20-F 2021

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

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 2

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

Aegon Annual Report on Form 20-F 2021

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

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 2

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
a. Investment contracts with discretionary participation features
Some investment contracts have participation features whereby the policyholder has the right to receive potentially significant additional benefits which are based on the performance of a specified pool of investment contracts, specific investments held by the Group or on the issuer’s net result. If the Group has discretion over the amount or timing of the distribution of the returns to policyholders, the investment contract liability is measured based on the accounting principles that apply to insurance contracts with similar features.
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

Aegon Annual Report on Form 20-F 2021

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

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 2

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
Profit or loss recognition
The cost of the defined benefit plans are determined at the beginning of the year and comprise the following components:
♦	• Current year service cost which is recognized in profit or loss; and
♦	• Net interest on the net defined benefit liability (asset) which is recognized in profit or loss.
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
Remeasurements of the net defined benefit liability (asset) comprise of:
♦	• Actuarial gains and losses;
♦	• The return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset); and
♦	Any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset).
Past service cost and gains or losses on settlements
Past service cost is the change in the present value of the defined benefit obligation for employee service, resulting from a plan amendment or curtailment.
Gains or losses on curtailments or settlements of a defined benefit plan comprise of the difference between:
♦	• The present value of the defined benefit obligation being settled, as determined on the date of settlement; and
♦	• The settlement price, including any plan assets transferred and any payments made directly by Aegon in connection with the settlement.
Aegon recognizes (in the income statement) gains or losses on the curtailment or settlement of a defined benefit plan when the curtailment or settlement occurs.
c. Share-based payments
The Group has issued share-based plans that entitle selected employees to receive Aegon N.V. common shares, subject to pre-defined
conditions such as the grant price of the shares and (business and personal) performance criteria. The number of shares that will vest may partly depend on Aegon’s relative total shareholder return in comparison with a peer group.

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 2

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
2.24 Taxation
The income tax charge on the result for the year comprises current and deferred tax. Current tax is calculated taking into account items that are non-taxable
or disallowed, using rates that have been enacted or substantively enacted by the reporting date and any adjustments to tax payable relating to previous years.
Current tax receivables and payables for current and prior periods reflect the best estimate of the tax amount expected to be paid or received and includes provisions for uncertain income tax positions, if any.
Deferred tax assets and liabilities are recognized, using the liability method, for temporary differences arising between the carrying value and tax value of an item on the balance sheet and for unused tax losses and credits carried forward. Deferred tax assets and liabilities are measured using tax rates applicable that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset is realized, or the deferred tax liability is settled.
Deferred tax assets are recognized for deductible temporary differences and unused tax losses and credits carried forward to the extent that the realization of the related tax benefit through future taxable profits is probable. The recognition of the deferred tax assets is based on Aegon’s mid-term
projections including sensitivities and tax planning and is reassessed periodically. Deferred tax liabilities relating to investments in subsidiaries, associates and joint ventures are not recognized if the Group is able to control the timing of the reversal of the temporary difference and it is probable that the difference will not be reversed in the foreseeable future.
Tax assets and liabilities are presented separately in the consolidated balance sheet except where there is a legally enforceable right to offset the tax assets against tax liabilities within the same tax jurisdiction and the intention to settle such balances on a net basis.
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

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 2

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

Aegon Annual Report on Form 20-F 2021

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
As a lessor
Where the Group is the lessor under an operating lease, the assets subject to the operating lease arrangement are presented in the statement of financial position according to the nature of the asset. Income from these leases is recognized in the income statement on a straight line basis over the lease term, unless another systematic basis is more representative of the time pattern in which use benefit derived from the leased asset is diminished.
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

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 3

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
Uncertainty resulting from
COVID-19
During 2021, uncertainty resulting from the
COVID-19
pandemic continued to significantly impact the Company’s operations, the business, and the industry. Continued uncertainty with respect to how the pandemic would play out and what the resulting economic consequences might be, led to volatility in financial markets. Equity markets and interest rates in Aegon’s three main markets increased in 2021, as vaccination rates rose and governments provided strong fiscal stimulus to the economy, while central banks provided monetary stimulus. Progress on vaccinations has reduced the spread of
COVID-19
and will likely continue to reduce the effects of the public health crisis on the economy. However, the pace of vaccinations has slowed down, and new strains of the virus and reduced availability of healthcare remain risks.
In 2021, Aegon’s operating result in the Americas was impacted by EUR 345 million of adverse mortality in Life, of which the large majority can be attributed to
COVID-19,
either directly or indirectly. This was partly offset by favorable morbidity experience in Accident & Health, mostly related to Long-Term Care insurance with higher claims terminations due to higher mortality and discharges from care facilities. Through 2021, Aegon continued to observe better morbidity experience than expected in Long-Term Care. Over the year, new claims started trending back to pre-pandemic
levels. Therefore, in the course of 2021, Aegon Americas released a portion of the EUR 51 million Long-Term Care incurred but not reported (IBNR) reserve established during the pandemic, and at year end 2021 the balance of the reserve is EUR 27 million.
As part of its normal process, Aegon has updated its sensitivity analysis for the impact of changes in financial assumptions on its IFRS equity and net result included in note 4 Financial risks.
Overall there were no significant impacts from
COVID-19
on
Level-III
measurements. Note 44 Fair value, provides additional information on the fair valuation methods and assumptions applied, as well as movements or transfers in fair value hierarchy.
Aegon Group’s Solvency II capital position remained at a strong level increasing from 196% per December 31, 2020, to 211% per December 31, 2021.
Aegon continues to monitor the relevant market and the economic factors to proactively manage the associated risks. Management believes that the most significant risks are related to financial markets (particularly credit, equity, and interest rates risks) and underwriting risks (particularly related to mortality, morbidity, and policyholder behavior).
Management’s assessment of going concern
The consolidated financial statements of Aegon have been prepared assuming a going concern basis of accounting based on the reasonable assumption that the Company is, and will be, able to continue its normal course of business in the foreseeable future. Relevant facts and circumstances relating to the consolidated financial position on December 31, 2021, were assessed in order to reach the going concern assumption. The main areas assessed are the financial performance, capital adequacy, financial position and flexibility, liquidity, ability to access capital markets, leverage ratios and the level of Cash Capital at Holding. Considering all these areas management concluded that the going concern assumption for Aegon is appropriate in preparing the consolidated financial statements.
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

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 3

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
Aegon the Netherlands, as required locally, adjusts the outcome of the liability adequacy test for the difference between the fair value and the book value of the assets that are measured at amortized cost in the statement of financial position. Mortgage loans and private loans are the primary asset classes for which the difference between the fair value and the book value of assets impacts the LAT. For details on the fair value (measurement) of Aegon’s assets and liabilities, please refer to note 44 Fair value.
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

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 3

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
During 2021, Aegon implemented actuarial assumption and model updates resulting in a net EUR 298 million charge to result before tax (2020: EUR 580 million charge). This is mainly related to Aegon’s businesses in the Americas and the Netherlands.
Assumption changes and model updates in the Americas led to a net negative impact of EUR 250 million. This mainly reflects a charge of EUR 123 million related to an update of the minimum surrender rate assumption for variable annuities with guaranteed lifetime withdrawal benefits from 2% to 1.5% to reflect latest portfolio and industry experience.
Assumption changes and model updates in the Netherlands led to an unfavorable impact of EUR 52 million mainly related to adverse impacts from more granular modeling driven by the transfer of the administration of defined benefit pensions to TKP. This was partly offset by the favorable impact of model updates relating to interest guarantees and indexation assumptions for certain pension products.
For the years 2019 through 2021, Aegon kept its long-term equity market return assumption for the estimated gross profits on variable life and variable annuity products in the Americas at 8%. The long term credit spread assumption, net of assumed defaults and expenses, on our most common corporate bonds is 120bps.
The 90-day
Treasury yield was 0.14%, 0.15% and 1.55% at December 31, 2021, 2020 and 2019 respectively. During 2021, the
90-day
Treasury yield was assumed to have a uniform grading over 10 years to 2.0%, which was a change from the assumption during 2020 and 2019 of grading over 10 years to 1.5% and 2.5%, respectively. On a quarterly basis, the estimated gross profits are updated for the difference between the estimated market return and the actual market return.
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
Sensitivity on variable annuities and variable life insurance products in the United States
Sensitivity analysis of DPAC and VOBA balances to changes in in expected long-term equity growth rate

	2021	2020
Estimated approximate effect	DPAC /VOBA	DPAC /VOBA
1% decrease in the expectected long-term equity growth rate	(95)	(108)
The DPAC and VOBA balances for these products in the United States amounted to EUR 2.1 billion at December 31, 2021 (2020:
EUR 2.4 billion).
Sensitivity analysis of net result to changes in various underwriting risks

	2021	2020
Estimated approximate effect	Net Result	Net Result
10% increase to mortality assumption	(128)	(124)

20% increase in the lapse rate assumption	71	89
Any reasonably possible changes in the other assumptions Aegon uses to determine EGP margins (i.e. maintenance expenses) would reduce net result by less than EUR 8 million (2020: EUR 11 million).
Sensitivity on long term care (LTC) products in the United States
After tax sensitivities of significant product liability assumptions on the LTC IFRS after-tax
Gross Present Value Reserve (GPV) are indicated below. The GPV is the liability as determined on a best estimate assumption basis.

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 3

Sensitivity analysis of GPV to changes in various underwriting risks

	2021	2020
Estimated approximate effect	GPV	GPV
5% increase in the utilization rates	195	186

5% decrease in the utilization rates	(201)	(193)

10% increase expected mortality	122	113

10% decrease expected mortality	(114)	(105)
Removing the morbidity improvement assumption, which is a component of the utilization assumption, would result in a GPV increase of approximately EUR 309 million (2020: EUR 278 million), of which EUR 194 million (2020: EUR 173 million) relates to the loss recognition block.
Removing future mortality improvement would result in a GPV decrease of approximately EUR 112 million (2020: EUR 99 million).
Sensitivity on liability adequacy test (LAT) in the Netherlands
At December 31, 2021 the liability adequacy test (LAT) of Aegon the Netherlands resulted in a deficiency. The LAT assesses the adequacy of the insurance liabilities by comparing them to their fair value. Aegon the Netherlands adjusts the outcome of the LAT for certain unrealized gains in the bond portfolio (shadow loss recognition) and certain differences between the fair value and the book value of assets measured at amortized cost, mainly residential mortgages. Please also refer to Note 2.19f Liability adequacy testing for further details on the accounting policy.
The LAT deficit per December 31, 2021 in Aegon the Netherlands amounted to EUR 5.2 billion (2020: EUR 7.0 billion), which was partially offset by the shadow loss recognition of EUR 3.0 billion (2020: EUR 4.5 billion), resulting in a net deficit of EUR 2.2 billion (2020: EUR 2.5 billion). For more information refer to note 34.2 Insurance contracts for general account.
Sensitivity analysis of LAT deficit to changes in various underwriting risks

	2021	2020
Estimated approximate effect in EUR billion	LAT deficit	LAT deficit
100 bps increase in interest rate	(3.3)	(3.9)

100 bps decrease in interest rate	4.3	5.2

50 bps increase in bond credit spread	0.3	0.2

50 bps decrease in bond credit spread	(0.3)	(0.3)

50 bps increase in mortgage spread	0.5	0.6

50 bps decrease in mortgage spread	(0.6)	(0.6)

5 bps increase in liquidity premium	(0.2)	(0.2)

5 bps decrease in liquidity premium	0.2	0.2
Given the LAT deficit at December 31, 2021, the above mentioned results would be reflected directly in the income statement. This impact on the income statement will be partially offset by the application of shadow loss recognition, triggered by the interest rate shock.
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
Fair value is defined as the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability). A fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either:
♦	• In the principal market for the asset or liability; or
♦	• In the absence of a principal market, in the most advantageous market for the asset or liability.

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 4

Aegon uses the following hierarchy for measuring and disclosing of the fair value of assets and liabilities:
♦	Level I: quoted prices (unadjusted) in active markets for identical assets or liabilities that Aegon can access at the measurement date;
♦	Level II: inputs other than quoted prices included within Level I that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices of identical or similar assets and liabilities) using valuation techniques for which all significant inputs are based on observable market data; and
♦	Level III: inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) using valuation techniques for which any significant input is not based on observable market data.
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

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 4

To manage the risk from changes in financial markets, Aegon’s products are priced using a market-consistent framework and comprehensive asset liability management (ALM) programs are implemented to ensure that the assets backing policyholder benefits are invested prudently over the long term. A range of ALM techniques are used across the Group. These range in terms of sophistication and complexity from cash-flow matching (for traditional fixed annuities) to duration matching (for the Universal Life range of products) to derivative-based semi-static and dynamic hedges (to match variable annuities).
To manage its risk exposure, Aegon has risk policies in place. Many of these policies are group-wide while others are specific to the unique situation of local businesses. For ALM specifically, the Enterprise Risk Management (ERM) framework includes several risk policies that govern ALM strategies, such as the Investment and Counterparty Risk Policy (ICRP). The ICRP governs the management of investment risks associated with credit, equity, property, alternative asset classes, interest rate and currency risk in addition to option markets, implied volatility risk, interest rate options and swaptions. As well as product-level ALM programs, subsidiary businesses are required by the ICRP to maintain overarching entity-level ALM strategies that set the direction and limits for the aggregated product-level programs. Significant or complex ALM strategies are approved at group level, and all programs are subject to Group Risk oversight.
Together with the ICRP, which guides ALM strategy, several other ERM policies govern concentration risk, liquidity risk, use of derivatives and securities lending and repos. As Aegon uses derivatives extensively, collateral calls can be significant depending on market circumstances. Liquidity is managed at legal entity level in the first instance with central coordination by Aegon NV. The large US and Dutch units may use external market solutions to match projected liquidity requirements with funding.
Next to guidance, the Group level policies also provide limits the to Group’s exposure to major risks such as equity, interest rates, credit, and currency. The limits in these policies in aggregate remain within the Group’s overall tolerance for risk and the Group’s financial resources. Operating within this policy framework, Aegon employs risk management programs including ALM processes and models and hedging programs (which are largely conducted via the use of financial derivative instruments). These risk management programs are in place in each country unit and are not only used to manage risk in each unit, but are also part of the Group’s overall risk strategy.
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
As part of its risk management programs, Aegon takes inventory of its current risk position across risk categories. Aegon also measures the sensitivity of net result and shareholders’ equity under both deterministic and stochastic scenarios. Management uses the insight gained through these ‘what if?’ scenarios to manage the Group’s risk exposure and capital position. The models, scenarios and assumptions used are reviewed regularly and updated as necessary.
Results of Aegon’s sensitivity analyses are presented throughout this section to show the estimated sensitivity of net result and shareholders’ equity to various scenarios. For each type of market risk, the analysis shows how net result and shareholders’ equity would have been affected by changes in the relevant risk variable that were reasonably possible at the reporting date. For each sensitivity test the impact of a reasonably possible change in a single factor is shown. Management action is taken into account to the extent that it is part of Aegon’s regular policies and procedures, such as established hedging programs. However, incidental management actions that would require a change in policies and procedures are not considered.
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
The accounting mismatch inherent in IFRS is also apparent in the reported sensitivities. A change in interest rates has an immediate impact on the carrying amount of assets measured at fair value. However, the shock will not have a similar effect on the carrying amount of the related insurance liabilities that are measured based on locked-in
assumptions or on management’s long-term expectations. Consequently, the different measurement bases for assets and liabilities lead to increased volatility in IFRS net result and shareholders’ equity. Aegon has classified a significant part of its investment portfolio as
‘available-for-sale’,
which is one of the main reasons why the economic shocks tested have a different impact on net result than on shareholders’ equity. Unrealized gains and losses

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 4

on these assets are not recognized in the income statement but are booked through other comprehensive income to the revaluation reserves in shareholders’ equity, unless impaired. As a result, economic sensitivities predominantly impact shareholders’ equity but leave net result unaffected. The effect of movements of the revaluation reserve on capitalization ratios and capital adequacy are minimal. Aegon’s target ratio for the composition of its capital base is based on shareholders’ equity excluding the revaluation reserve.
The sensitivities do not reflect what the net result for the period would have been if risk variables had been different because the analysis is based on the exposures in existence at the reporting date rather than on those that actually occurred during the year. Nor are the results of the sensitivities intended to be an accurate prediction of Aegon’s future shareholders’ equity or earnings. The analysis does not take into account the impact of future new business, which is an important component of Aegon’s future earnings. It also does not consider all methods available to management to respond to changes in the financial environment, such as changing investment portfolio allocations or adjusting premiums and crediting rates. Furthermore, the results of the analyses cannot be extrapolated for wider variations since effects do not tend to be linear.
Concentration risk for financial risks are measured and managed at the following levels:
♦	Concentration per risk type: Risk exposures are measured per risk type as part of Aegon’s internal economic framework. A risk tolerance framework is in place which sets risk limits per risk type to target desired risk balance and promote diversification across risk types;
♦	Concentration per counterparty: Risk exposure is measured and risk limits are in place per counterparty as part of the Counterparty Name Limit Policy; and
♦	Concentration per sector, geography and asset class: Aegon’s investment strategy is translated in investment mandates for its internal and external asset managers. Through these investment mandates limits on sector, geography and asset class are set. Compliance monitoring of the investment mandates is done by the insurance operating companies.
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
Aegon’s significant financial risks and related financial information are explained in the order as follows:
♦	• Credit risk
♦	• Equity market risk and other investment risks
♦	• Interest rate risk
♦	• Currency exchange risk
♦	• Liquidity risk
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

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 4

2021	Maximum exposure to credit risk	Cash	Securities	Letters of credit / guaran- tees	Real estate property	Master netting agree- ments	Other	Total collateral	Surplus collateral (or overcollater- alization)	Net exposure
Debt securities - carried at fair value	97,195	-	-	221	-	-	-	221	-	96,974

Money market and other short-term investments - carried at fair value	4,910	-	330	-	-	-	-	330	21	4,601

Mortgage loans - carried at amortized cost	39,991	2,684	-	32	75,412	-	-	78,128	38,197	60

Private loans - carried at amortized cost	4,883	33	-	-	-	-	-	33	-	4,850

Other loans - carried at amortized cost	1,949	-	-	-	-	-	1,872	1,872	1,346	1,423

Other financial assets - carried at fair value	4,245	-	-	-	-	-	-	-	-	4,245

Derivatives	8,780	2,555	107	-	-	5,921	-	8,583	66	263

Reinsurance assets	20,992	-	3,784	77	-	-	-	3,861	-	17,131
At December 31	182,945	5,272	4,221	330	75,412	5,921	1,872	93,028	39,630	129,547

2020	Maximum exposure to credit risk	Cash	Securities	Letters of credit / guaran- tees	Real estate property	Master netting agree- ments	Other	Total collateral	Surplus collateral (or overcollateral- ization)	Net exposure
Debt securities - carried at fair value	99,350	-	-	245	-	-	-	245	-	99,105

Money market and other short-term investments - carried at fair value	4,667	-	330	-	-	-	-	330	19	4,357

Mortgage loans - carried at amortized cost	38,244	2,685	-	60	64,028	-	-	66,772	28,655	126

Private loans - carried at amortized cost	4,358	45	-	-	-	-	-	45	-	4,313

Other loans - carried at amortized cost	1,917	-	-	-	-	-	1,786	1,786	1,293	1,424

Other financial assets - carried at fair value	3,641	-	-	-	-	-	-	-	-	3,641

Derivatives	13,238	4,873	60	29	-	8,373	-	13,336	135	38

Reinsurance assets	18,910	-	3,578	117	-	-	-	3,694	-	15,216
At December 31	184,326	7,603	3,967	450	64,028	8,373	1,786	86,207	30,101	128,220
Debt securities
Several bonds in Aegon’s Americas’ portfolio are guaranteed by Monoline insurers. This is shown in the table above in the column ‘Letters of credit / guarantees’.

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 4

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

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 4

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
At December 31, 2021, there was one violation of the Credit Name Limit Policy at Group level (2020: one). This related to the Republic of Turkey and is being closely monitored. The breach will be resolved by the disposal of Aegon Turkey, which is expected to close in 2022.
At December 31, 2021, Aegon’s largest corporate credit exposures are to Wilton Re Holdings Ltd, American United Mutual Insurance, Reinsurance Group of America and JP Morgan. Aegon had large government exposures, the largest being to the United States, the Netherlands and Germany. Highly rated government bonds and government exposure domestically issued and owned in local currency are excluded from the Credit Name Limit Policy.
Aegon group level long-term counterparty exposure limits are as follows:
Group limits per credit rating

Amounts in EUR million	2021	2020

AAA	900	900

AA	900	900

A	675	675

BBB	450	450

BB	250	250

B	125	125

CCC or lower	50	50

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 4

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

Credit rating general account investments, excluding reinsurance assets 2021	Americas		The Netherlands		United Kingdom		International
	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value

AAA	1,383	15,537	2,607	11,832	-	74	-	738

AA	4,219	4,438	216	6,474	-	586	-	699

A	3,301	20,888	128	10,636	-	384	52	2,610

BBB	519	21,894	1,050	4,458	-	202	(4)	3,311

BB	59	1,614	44	127	-	1	-	272

B	-	549	-	19	-	-	18	370

CCC or lower	-	441	-	19	-	-	-	13

Assets not rated	1,868	4,257	31,137	1,418	-	644	27	79

Total	11,349	69,618	35,182	34,983	-	1,893	93	8,093

Past due and/or impaired assets	2	2,044	176	17	-	-	-	116

At December 31	11,352	71,662	35,358	35,000	-	1,893	93	8,208

	Asset Management		Total 2021 1)
Credit rating general account investments, excluding reinsurance assets 2021	Amortized cost	Fair value	Amortized cost	Fair value	Total carrying value

AAA	-	295	3,989	28,476	32,465

AA	-	-	4,436	12,197	16,633

A	-	-	3,481	34,530	38,011

BBB	-	-	1,564	29,866	31,431

BB	-	-	103	2,015	2,118

B	-	-	18	938	956

CCC or lower	-	-	-	473	473

Assets not rated	-	2	33,053	6,474	39,527

Total	-	296	46,644	114,968	161,613

Past due and/or impaired assets	-	-	178	2,176	2,355

At December 31	-	296	46,823	117,145	163,967

1	Includes investments of Holding and other activities.

Credit rating general account investments, excluding reinsurance assets 2020	Americas		The Netherlands		United Kingdom		International
	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value

AAA	1,066	15,551	1,913	14,362	-	43	-	925

AA	3,494	4,112	74	7,663	-	605	-	617

A	3,369	21,741	46	14,421	-	337	49	2,604

BBB	631	21,049	1,098	4,031	-	173	(4)	3,242

BB	56	1,847	46	248	-	1	-	230

B	-	611	-	100	-	-	45	302

CCC or lower	-	556	-	15	-	-	1	12

Assets not rated	1,775	3,360	30,492	1,464	-	848	30	80

Total	10,390	68,828	33,669	42,305	-	2,008	120	8,014

Past due and/or impaired assets	87	1,130	212	14	-	-	-	88

At December 31	10,477	69,958	33,882	42,319	-	2,008	120	8,102

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 4

	Asset Management		Total 2020 1)
Credit rating general account investments, excluding reinsurance assets 2020	Amortized cost	Fair value	Amortized cost	Fair value	Total carrying value

AAA	-	159	2,980	31,042	34,021

AA	-	3	3,567	13,001	16,568

A	-	4	3,464	39,123	42,586

BBB	-	15	1,725	28,510	30,235

BB	-	16	102	2,372	2,473

B	-	8	45	1,022	1,067

CCC or lower	-	2	1	585	586

Assets not rated	-	1	32,336	5,984	38,320

Total	-	208	44,219	121,637	165,856

Past due and/or impaired assets	-	-	300	1,238	1,538

At December 31	-	208	44,519	122,875	167,394

1	Includes investments of Holding and other activities.
The following table shows the credit quality of the gross positions in the statement of financial position for general account reinsurance assets specifically:

	Carrying value 2021	Carrying value 2020

AAA	-	-

AA	9,084	9,025

A	11,087	9,430

Below A	7	34

Not rated	813	421

At December 31	20,992	18,910
Credit risk concentration
The tables that follow present specific credit risk concentration information for general account financial assets.

Credit risk concentrations – debt securities and money market investments 2021	Americas	The Netherlands	United Kingdom	Interna- tional	Asset Management	Total 2021 1)	Of which past due and/or impaired assets

Residential mortgage-backed securities (RMBSs)	1,854	106	-	20	4	1,984	611

Commercial mortgage-backed securities (CMBSs)	3,005	3	122	517	-	3,647	13

Asset-backed securities (ABSs) - CDOs backed by ABS, Corp. bonds, Bank loans	265	1,576	-	37	-	1,878	2

ABSs – Other	1,972	1	74	267	8	2,321	27

Financial - Banking	5,597	3,146	177	1,035	-	9,956	9

Financial - Other	9,916	854	68	783	257	11,877	175

Capital goods and other industry	4,048	1,078	33	501	-	5,661	144

Communications & Technology	6,190	1,561	3	732	-	8,485	411

Consumer cyclical	3,159	741	43	342	-	4,286	152

Consumer non-cyclical	6,138	1,900	121	825	-	8,984	177

Energy	4,177	143	26	635	-	4,980	91

Transportation	2,151	815	-	197	-	3,163	130

Utility	5,356	707	105	590	-	6,757	153

Government bonds	11,663	14,321	477	1,649	18	28,127	4

At December 31	65,490	26,951	1,248	8,130	286	102,105	2,101

1	Includes investments of Holding and other activities.

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 4

Credit risk concentrations – Government bonds per country of risk 2021	Americas	The Netherlands	United Kingdom	International	Asset Management	Total 2021 1)

United States	10,897	-	-	463	-	11,360

Netherlands	-	4,691	-	-	-	4,691

United Kingdom	-	3	413	-	18	433

Austria	-	1,175	-	6	-	1,181

Belgium	-	1,132	-	5	-	1,137

Finland	-	41	-	-	-	41

France	-	1,618	34	2	-	1,654

Germany	-	4,309	-	-	-	4,309

Hungary	-	-	-	302	-	302

Indonesia	75	39	-	28	-	141

Luxembourg	-	873	-	1	-	875

Spain	-	144	-	197	-	341

Rest of Europe	85	65	-	503	-	654

Rest of world	587	230	31	131	-	979

Supranational	19	-	-	11	-	29

At December 31	11,663	14,321	477	1,649	18	28,127

1	Includes investments of Holding and other activities.

Credit risk concentrations – Credit rating 2021 2)	Government bonds	Corporate bonds	RMBSs CMBSs ABSs	Other	Total 2021 1)

AAA	19,740	754	5,779	1,882	28,155

AA	5,476	4,099	1,125	-	10,700

A	1,228	25,470	1,648	-	28,345

BBB	1,094	28,855	338	-	30,286

BB	238	1,700	63	-	2,001

B	348	553	26	-	927

CCC or lower	5	183	826	-	1,014

Assets not rated	-	3	24	649	676

At December 31	28,127	61,617	9,830	2,531	102,105

1	Includes investments of Holding and other activities.
2	CNLP Ratings are used and are the lower of the Barclay’s Rating and the Internal Rating with the Barclay’s rating being a blended rating of S&P, Fitch, and Moody’s.
There are no individual issuers rated below investment grade in the RMBS sector, CMBS sector and ABS sector which have unrealized loss position greater than EUR 25 million.

Credit risk concentrations – debt securities and money market investments 2020	Americas	The Netherlands	United Kingdom	International	Asset Management	Total 2020 1)	Of which past due and/or impaired assets

Residential mortgage-backed securities (RMBSs)	2,317	165	-	80	3	2,565	736

Commercial mortgage-backed securities (CMBSs)	2,970	12	122	495	-	3,599	9

Asset-backed securities (ABSs) - CDOs backed by ABS, Corp. bonds, Bank loans	422	1,703	-	35	-	2,159	1

ABSs – Other	1,584	11	74	294	2	1,965	9

Financial - Banking	6,144	4,520	164	1,034	2	11,863	9

Financial - Other	9,080	706	78	744	135	10,760	35

Capital goods and other industry	3,968	1,182	18	446	4	5,618	41

Communications & Technology	5,736	1,129	3	701	1	7,570	119

Consumer cyclical	3,112	999	43	368	-	4,522	30

Consumer non-cyclical	6,200	1,773	120	815	1	8,909	32

Energy	3,852	287	27	545	4	4,715	12

Transportation	2,202	784	-	197	1	3,183	21

Utility	4,872	401	78	610	-	5,960	143

Government bonds	11,282	17,208	434	1,658	46	30,627	4

At December 31	63,739	30,880	1,160	8,022	199	104,018	1,200

1	Includes investments of Holding and other activities.

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 4

Credit risk concentrations – Government bonds per country of risk 2020	Americas	The Netherlands	United Kingdom	International	Asset Management	Total 2020 1)

United States	10,623	61	-	503	2	11,189

Netherlands	-	6,505	-	-	-	6,505

United Kingdom	-	3	368	-	17	387

Austria	-	1,318	-	9	-	1,326

Belgium	-	1,255	-	5	-	1,260

Finland	-	42	-	-	-	42

France	-	1,779	34	3	-	1,816

Germany	-	4,869	-	-	-	4,869

Hungary	2	-	-	375	1	378

Luxembourg	-	950	-	1	-	951

Spain	-	146	-	208	-	354

Rest of Europe	87	165	-	434	3	689

Rest of world	567	115	32	115	24	854

Supranational	3	-	-	4	-	7

At December 31	11,282	17,208	434	1,658	46	30,627

1	Includes investments of Holding and other activities.

Credit risk concentrations – Credit rating 2020 2)	Government bonds	Corporate bonds	RMBSs CMBSs ABSs	Other	Total 2020 1)

AAA	22,335	766	6,256	1,585	30,942

AA	5,657	4,181	1,352	-	11,190

A	1,056	26,438	1,224	-	28,718

BBB	1,175	26,769	320	-	28,264

BB	90	2,055	133	-	2,279

B	308	639	53	-	1,000

CCC or lower	6	282	949	-	1,237

Assets not rated	-	2	2	385	388

At December 31	30,627	61,132	10,289	1,970	104,018

1	Includes investments of Holding and other activities.
2	CNLP Ratings are used and are the lower of the Barclay’s Rating and the Internal Rating with the Barclay’s rating being a blended rating of S&P, Fitch, and Moody’s.
There are no individual issuers rated below investment grade in the RMBS sector, CMBS sector and ABS sector which have unrealized loss position greater than EUR 25 million.

Credit risk concentrations – mortgage loans 2021	Americas	The Netherlands	United Kingdom	International	Asset Management	Total 2021	Of which past due and/or impaired assets

Agricultural	59	-	-	-	-	59	-

Apartment	5,085	-	-	-	-	5,085	2

Industrial	1,349	-	-	-	-	1,349	-

Office	1,560	-	-	-	-	1,560	-

Retail	1,425	6	-	-	-	1,432	-

Other commercial	-	23	-	-	-	23	1

Residential	6	30,476	-	1	-	30,483	139

At December 31	9,485	30,505	-	1	-	39,991	142

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 4

Credit risk concentrations – mortgage loans 2020	Americas	The Netherlands	United Kingdom	International	Asset Management	Total 2020	Of which past due and/or impaired assets

Agricultural	59	-	-	-	-	59	-

Apartment	4,169	-	-	-	-	4,169	86

Industrial	1,240	-	-	-	-	1,240	-

Office	1,624	-	-	-	-	1,625	-

Retail	1,383	7	-	-	-	1,390	1

Other commercial	223	25	-	-	-	248	1

Residential	8	29,505	-	1	-	29,514	173

At December 31	8,706	29,537	-	1	-	38,244	261
The fair value of Aegon Americas commercial and agricultural mortgage loan portfolio as per December 31, 2021, amounted to EUR 10,161 million (2020: EUR 9,518 million). The loan to value (LTV) amounted to approximately 53% (2020: 55%). Of the portfolio 0% (2020: 1%) is in delinquency (defined as 60 days in arrears). In 2021, Aegon Americas recognized EUR 1 million of net impairments (2020: EUR 1 million net impairments) on this portfolio. In 2021, there were no foreclosures (2020: EUR 0 million) and no impairments or recoveries associated with foreclosed loans (2020: EUR 0 million).
The fair value of Aegon the Netherlands mortgage loan portfolio as per December 31, 2021, amounted to EUR 34,198 million (2020: EUR 33,761 million). The LTV amounted to approximately 56% (2020: 66%). A significant part of the portfolio 42% (2020: 45%) is government guaranteed. Of the portfolio, 0.1% (2020: 0.1%) is in delinquency (defined as 60 days in arrears). Impairments in 2021 amounted to EUR 1 million (2020: EUR 0 million). During the last ten years defaults of the portfolio have been 5 basis points on average.
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

			Total result 2021	December 31, 2021
2021	Interest income	Total gains and losses on sale of assets	Total	Investments

Residential mortgage-backed securities	83	(28)	55	1,980

Commercial mortgage-backed securities	113	(31)	82	3,647

Asset-backed securities	29	-	29	1,878

ABSs - Other	70	(11)	59	2,323

Total	295	(69)	226	9,829

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 4

			Total result 2020	December 31, 2020
2020	Interest income	Total gains and losses on sale of assets	Total	Investments

Residential mortgage-backed securities	120	25	144	2,565

Commercial mortgage-backed securities	128	92	220	3,599

Asset-backed securities	38	(5)	34	2,159

ABSs - Other	79	104	183	1,965

Total	366	215	581	10,289
Additional information on credit risk, unrealized losses and impairments
Debt instruments
The amortized cost and fair value of debt securities, money market investments and other, included in Aegon’s available-for-sale (AFS) portfolios, are as follows as of December 31, 2021, and December 31, 2020.

2021	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses

Debt securities, money market instruments and other

United States government	8,942	2,386	(11)	11,317	10,938	379

Dutch government	3,456	1,238	(0)	4,694	4,688	6

Other government	9,060	2,794	(84)	11,769	10,414	1,356

Mortgage-backed securities	5,265	372	(56)	5,581	3,832	1,749

Asset-backed securities	4,088	118	(16)	4,189	2,334	1,855

Corporate	50,953	5,738	(343)	56,348	45,363	10,985

Money market investments	4,790	-	(0)	4,790	4,547	243

Other	876	34	(66)	844	519	325

Total	87,431	12,679	(576)	99,533	82,635	16,898

Of which held by Aegon Americas and NL	78,468	11,865	(475)	89,859	74,954	14,905

2020	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses

Debt securities, money market instruments and other

United States government	8,336	2,608	(9)	10,935	10,661	274

Dutch government	4,769	1,736	-	6,505	6,502	3

Other government	9,085	3,660	(8)	12,736	12,465	271

Mortgage-backed securities	5,678	482	(69)	6,092	5,314	777

Asset-backed securities	3,980	158	(17)	4,121	2,789	1,332

Corporate	45,986	7,404	(98)	53,292	51,252	2,039

Money market investments	4,559	-	(1)	4,558	4,136	422

Other	1,032	39	(75)	996	616	380

Total	83,426	16,087	(277)	99,235	93,736	5,499

Of which held by Aegon Americas and NL	74,880	14,938	(249)	89,569	84,593	4,976

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 4

Unrealized bond losses by sector
The composition by industry category of Aegon’s available-for-sale (AFS) debt securities, money market investments and other in an unrealized loss position at December 31, 2021, and December 31, 2020, is presented in the following table:

	December 31, 2021		December 31, 2020

Unrealized losses - debt securities, money market investments and other	Carrying value of instruments with unrealized losses	Unrealized losses	Carrying value of instruments with unrealized losses	Unrealized losses

Residential mortgage-backed securities (RMBSs)	810	(21)	142	(17)

Commercial mortgage-backed securities (CMBSs)	803	(27)	543	(40)

Asset-backed securities (ABSs) - CDOs backed by ABS, Corp. bonds, Bank loans	1,244	(9)	1,183	(13)

ABSs - Other	558	(7)	123	(3)

Financial Industry - Banking	1,669	(32)	149	(7)

Financial Industry - Insurance	368	(11)	85	(7)

Financial Industry - Other	1,092	(29)	536	(9)
Industrial	5,630	(179)	1,141	(60)
Utility	1,564	(68)	333	(9)

Government	842	(28)	361	(10)

Other	325	(66)	380	(75)

Total held by Aegon Americas and NL	14,905	(475)	4,976	(249)

Held by other segments	1,994	(102)	523	(28)

Total	16,898	(576)	5,499	(277)
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
For details on impairments on financial assets, including receivables, refer to note 15 Impairment charges / (reversals).
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

	2021				2020
Past due but not impaired assets	0-6 months	6-12 months	> 1 year	Total	0-6 months	6-12 months	> 1 year	Total

Debt securities - carried at fair value	1,171	255	40	1,466	369	34	9	412

Mortgage loans	129	1	1	131	169	55	1	226

Other loans	19	5	10	35	24	8	5	36

Accrued interest	30	10	3	42	5	1	1	8

Other financial assets - carried at fair value	-	-	-	-	-	-	-	-

At December 31	1,350	271	54	1,675	567	98	16	681

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 4

Impaired financial assets	Carrying amount 2021	Carrying amount 2020

Shares	62	38

Debt securities - carried at fair value	635	789

Mortgage loans	10	36

Other loans	2	3

Other financial assets - carried at fair value	14	2

At December 31	723	867
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
In 2021, Transamerica expanded its dynamic hedge program to variable annuities with guaranteed minimum death benefit riders (GMDB) and remaining policies with guaranteed minimum income (GMIB) riders. This builds on the effective dynamic hedge program of policies with guaranteed minimum withdrawal benefits (GMWB). The dynamic hedge program now covers the equity risks (and interest rate risk) embedded in the guarantees of its entire variable annuity portfolio. Dynamic hedging stabilizes cash flows and reduces sensitivities to changes in equity markets (and interest rates) on an economic basis.
The general account equity, real estate and other non-fixed-income portfolio of Aegon is as follows:

Equity, real estate and non-fixed income exposure	Americas	The Netherlands	United Kingdom	International	Asset Management	Holding and other activities	Total 2021

Equity funds	175	34	-	63	9	-	280

Common shares 1)	190	-	29	5	-	1	226

Preferred shares	128	-	-	-	-	-	128

Investments in real estate	39	2,588	-	16	-	-	2,643

Hedge funds	35	-	-	-	-	-	35

Other alternative investments	1,934	432	-	-	-	-	2,366

Other financial assets	1,595	1,023	598	7	2	-	3,225

At December 31	4,097	4,076	628	91	10	1	8,903

1	Common shares in Holding and other activities includes the elimination of treasury shares in the general account for an amount of EUR nil million.

Equity, real estate and non-fixed income exposure	Americas	The Netherlands	United Kingdom	International	Asset Management	Holding and other activities	Total 2020

Equity funds	154	40	-	68	8	-	270

Common shares 1)	161	-	34	6	-	16	218

Preferred shares	127	-	-	-	-	27	155

Investments in real estate	37	2,331	-	16	-	-	2,385

Hedge funds	74	-	-	-	-	-	75

Other alternative investments	1,557	381	-	-	-	7	1,945

Other financial assets	1,104	1,046	800	6	1	-	2,957

At December 31	3,215	3,799	834	97	10	51	8,005

1	Common shares in Holding and other activities includes the elimination of treasury shares in the general account for an amount of EUR nil million.

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 4

Market risk concentrations – shares	Americas	The Netherlands	United Kingdom	International	Asset Management	Total 2021 1)	Of which impaired assets

Communication	1	-	-	-	-	1	-

Consumer	5	-	-	-	-	5	1

Financials	411	4	-	5	-	420	39

Funds	-	1,406	29	62	-	1,498	17

Industries	42	-	-	-	-	42	5

Other	35	-	-	5	9	49	-

At December 31	493	1,410	29	72	9	2,015	62
1
Includes investments of Holding and other activities.

Market risk concentrations – shares	Americas	The Netherlands	United Kingdom	International	Asset Management	Total 2020 1)	Of which impaired assets

Communication	1	-	-	-	-	4	-

Consumer	4	-	-	-	1	6	-

Financials	368	14	-	5	3	400	3

Funds	-	1,363	34	63	-	1,470	14

Industries	42	-	-	1	1	44	12

Other	27	-	-	6	3	56	7

At December 31	442	1,376	34	74	9	1,979	35

1	Includes investments of Holding and other activities.
The table that follows sets forth the closing levels of certain major indices at the end of the last five years.

	2021	2020	2019	2018	2017

S&P 500	4,766	3,756	3,231	2,507	2,674

Nasdaq	15,645	12,888	8,973	6,635	6,903

FTSE 100	7,385	6,461	7,542	6,728	7,688

AEX	798	625	605	488	545
The sensitivity analysis of net result and shareholders’ equity to changes in equity prices is presented in the table below. The sensitivity of shareholders’ equity and net result to changes in equity markets reflects changes in the market value of Aegon’s portfolio, changes in DPAC amortization, contributions to pension plans for Aegon’s employees and the strengthening of the guaranteed minimum benefits, when applicable. Aegon generally has positive income benefits from equity market increases and negative impacts from equity market declines as it earns fees on policyholder account balances and provides minimum guarantees for account values. Aegon uses options and other equity derivatives to provide protection against the negative impact of equity market declines.
Sensitivity analysis of net result and shareholders’ equity to equity markets

Immediate change of	Estimated approximate effects on net result	Estimated approximate effects on shareholders’ equity

2021

Equity increase 10%	151	341

Equity decrease 10%	(212)	(221)

Equity increase 25%	322	660

Equity decrease 25%	(529)	(685)

2020

Equity increase 10%	146	394

Equity decrease 10%	(208)	(199)

Equity increase 25%	290	725

Equity decrease 25%	(541)	(715)

Aegon Annual Report on Form 20-F 2021

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
In periods of rapidly increasing interest rates, policy loans, surrenders and withdrawals may increase. Premiums in flexible premium policies may decrease as policyholders seek investments with higher perceived returns. This activity may result in cash payments by Aegon requiring the sale of invested assets at a time when the prices of those assets are adversely affected by the increase in market interest rates; this may result in realized investment losses. These cash payments to policyholders result in a decrease in total invested assets and a decrease in net result. Among other things, early withdrawals may also require accelerated amortization of DPAC, which in turn reduces net result.
During periods of sustained low interest rates, Aegon may not be able to preserve margins as a result of minimum interest rate guarantees and minimum guaranteed crediting rates provided on policies. Also, investment earnings may be lower because the interest earnings on new fixed-income investments are likely to have declined with the market interest rates. Mortgage loans and redeemable bonds in the investment portfolio are more likely to be repaid as borrowers seek to borrow at lower interest rates and Aegon may be required to reinvest the proceeds in securities bearing lower interest rates. Accordingly, net result declines as a result of a decrease in the spread between returns on the investment portfolio and the interest rates either credited to policyholders or assumed in reserves.
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
In 2020 Transamerica commenced a multi-year plan to gradually reduce its economic interest rate risk, primarily by lengthening the duration of the assets to provide a closer match to the liability duration and extending the existing forward starting swap program. The program is due to be completed by mid-2022.
Furthermore, in 2021, Transamerica expanded its dynamic hedge program to variable annuities with guaranteed minimum death benefit riders (GMDB) and remaining policies with guaranteed minimum income (GMIB) riders. This builds on the effective dynamic hedge program of policies with guaranteed minimum withdrawal benefits (GMWB). The dynamic hedge program now covers the interest rate (and equity risks) embedded in the guarantees of its entire variable annuity portfolio. Dynamic hedging stabilizes cash flows and reduces sensitivities to changes in interest rates (and equity markets) on an economic basis.
The following table shows interest rates at the end of each of the last five years.

	2021	2020	2019		2018	2017

3-month US LIBOR	0.21%	0.24%	1.91%		2.81%	1.69%

3-month EURIBOR	(0.57%)	(0.55%)	(0.38%	)	(0.31%)	(0.33%)

10-year US Treasury	1.78%	0.91%	1.91%		2.69%	2.41%

10-year Dutch government	(0.03%)	(0.48%)	(0.06%	)	0.39%	0.53%
The sensitivity analysis in the table below shows an estimate of the effect of a parallel shift in the yield curves on net result and shareholders’ equity arising from the impact on general account investments and offset due to liabilities from insurance and investment contracts. Timing and valuation differences between assets and liabilities may cause short-term reductions in net result as rates rise. Rising interest rates would also cause the fair value of the available-for-sale bond portfolio to decline and the level of unrealized gains could become too low to support recoverability of the full deferred tax asset triggering an allowance charge to income. The offsetting economic gain on the insurance and investment contracts is however not fully reflected in the sensitivities because many of these liabilities are not measured at fair value. The short to medium term reduction in net result due to rising interest rates would be offset by higher net result in later years, all else being equal. Therefore, higher interest rates are not considered a long-term risk to the Group. However, a long sustained period of low interest rates will erode net result due to lower returns earned on reinvestments and due to lower long term returns from decreased overall portfolio yields.

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 4

Parallel movement of yield curve	Estimated approximate effects on net result	Estimated approximate effects on shareholders’ equity

2021

Shift up 100 basis points	296	(3,591)

Shift down 100 basis points	(594)	2,906

2020

Shift up 100 basis points	813	(1,690)

Shift down 100 basis points	(1,174)	1,352
Aegon’s sensitivity to interest rate risk has changed in 2021, compared to 2020. This is the net result of the expansion of the variable annuities dynamic hedge program in the United States and the effect from the improvement of the LAT deficit in the Netherlands.
The hedge strategy targets minimal mismatch according to the Aegon economic framework (which broadly aligns with Solvency II Own Funds) and stabilizes Solvency II ratio volatility.
Risks and risks management arising from financial instruments subject to interest rate benchmark reform
The future of IBORs (Interbank Offered Rates) such as EURIBOR, EONIA and LIBOR has been a major topic on the global agenda since the G20 asked the Financial Stability Board (FSB) to undertake a fundamental review of leading interest rate benchmarks in 2013. The FSB proposed new standards to reform interest rate benchmarks and the use of transaction-based input data instead of non-transactional/panel input data.
To prepare for the IBOR transition all Aegon units have written transition plan containing among others project solutions and actions, timelines and ownership to ensure timely preparation and implementation. We are currently implementing the actions as described in the transition plans.
There are no plans for the discontinuation for EURIBOR and appropriate fallback language has been implemented for derivatives via the International Swaps and Derivatives Association (‘ISDA’) fallback protocol and rulebook changes by the clearing houses.
In the US the relevant USD LIBOR benchmark rates are expected to remain available for existing contracts until mid 2023 and these instruments are expected to either be transitioned actively to Secured Overnight Funding Rate (‘SOFR’) before the 2023 deadline, via the ISDA fallback protocol or via a legislative solution.
In July 2020 the discount rates of EUR cleared derivatives switched from EONIA to
€
STR which impacted the valuation of derivatives for which compensation was exchanged. All EUR Credit Support Annex (‘CSA’) which have positions outstanding have been amended from EONIA to
€
STR discounting. In the US, the cleared market has switched discount rates from Fed Funds to SOFR in October 2020. The switch in discount rates is expected to lead to increased liquidity in the new risk free rates.
Aegon recognizes that the reform of IBORs and any transition to replacement rates entail risks for all our businesses across our assets and liabilities. These risks include, but are not limited to:
♦	Legal risks, as Aegon is required to make changes to documentation for new and existing transactions, such as funding instruments issued with an IBOR reference and derivatives held with an IBOR reference;
♦	Financial risks, arising from any changes in the valuation of financial instruments linked to benchmark rates, such as derivatives and floating rate notes, issued by, or invested in by Aegon;
♦	Pricing risks, as changes to benchmark indices could impact pricing mechanisms on some funding instruments or investments;
♦	Operational risks, due to the potential requirement to adapt informational technology systems, trade reporting infrastructure and operational processes; and
♦	Conduct risks, relating to communication with potential impact on Aegon’s customers, and engagement during the transition period.
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

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 4

The table below summarize the exposures of non-derivative financial assets and non-derivative liabilities that yet have to transition to alternative benchmark rates.

	2021

Non derivative financial instruments to transition to alternative benchmark	Financial assets non-derivatives	Financial liabilities non-derivatives

By benchmark rate

GBP LIBOR	19	-

USD LIBOR	822	1,143

Euribor	3,095	1,200

Fed Funds	102	-

Total	4,038	2,343
The table below summarize the exposures of derivatives that yet have to transition to alternative benchmark rates.

2021

Derivative financial instruments to transition to alternative benchmark	Nominal Value

By benchmark rate

GBP LIBOR	-

USD LIBOR	54,232

Euribor	113,593

Fed Funds	3,574

Total	171,399
Currency exchange rate risk
As an international group, Aegon is subject to foreign currency translation risk. Foreign currency exposure exists mainly when policies are denominated in currencies other than the issuer’s functional currency. Currency risk in the investment portfolios backing insurance and investment liabilities is managed using asset liability matching principles. Assets allocated to equity are kept in local currencies to the extent shareholders’ equity is required to satisfy regulatory and self-imposed capital requirements. Therefore, currency exchange rate fluctuations will affect the level of shareholders’ equity as a result of translation of subsidiaries into euro, the Group’s presentation currency. Aegon holds the remainder of its capital base (perpetual capital securities, subordinated and senior debt) in various currencies in amounts that are targeted to correspond to the book value of the country units. This balancing mitigates currency translation impacts on shareholders’ equity and leverage ratios. Aegon does not hedge the income streams from the main non-euro units and, as a result, earnings may fluctuate due to currency translation. As Aegon has significant business segments in the Americas and in the United Kingdom, the principal sources of exposure from currency fluctuations are from the differences between the US dollar and the euro and between the UK pound and the euro. Aegon may experience significant changes in net result and shareholders’ equity because of these fluctuations.
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
Information on Aegon’s three year historical net result and shareholders’ equity in functional currency are shown in the table below:

	2021	2020	2019

Net result

Americas (in USD)	1,195	(611)	1,324

United Kingdom (in GBP)	104	60	(29)

Equity in functional currency

Americas (in USD)	18,324	19,127	18,123

United Kingdom (in GBP)	1,260	1,391	1,358

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 4

The exchange rates for US dollar and UK pound per euro for each of the last five year ends are set forth in the table below:

Closing rates	2021	2020	2019	2018	2017

USD	1.14	1.22	1.12	1.14	1.20

GBP	0.84	0.90	0.85	0.90	0.89
Aegon Group companies’ foreign currency exposure from monetary assets and liabilities denominated in foreign currencies (that is, other than the entity’s functional currency), is not material.
The sensitivity analysis in the following table shows an estimate of the translation effect of movements in the exchange rates of functional currencies of foreign subsidiaries against the euro presentation currency of the Group’s financial statements, on net income and shareholders’ equity.
Sensitivity analysis of net result and shareholders’ equity to translation risk

Movement of currency exchange rates 1)	Estimated approximate effects on net result	Estimated approximate effects on shareholders’ equity

2021

Increase by 15% of USD currencies relative to the euro	205	3,249

Increase by 15% of GBP currencies relative to the euro	152	1,900

Increase by 15% of non-euro currencies relative to the euro	244	3,541

Decrease by 15% of USD currencies relative to the euro	(153)	(2,441)

Decrease by 15% of GBP currencies relative to the euro	107	1,315

Decrease by 15% of non-euro currencies relative to the euro	(179)	(2,616)

2020

Increase by 15% of USD currencies relative to the euro	(93)	2,848

Increase by 15% of GBP currencies relative to the euro	(43)	1,015

Increase by 15% of non-euro currencies relative to the euro	(52)	3,219

Decrease by 15% of USD currencies relative to the euro	74	(2,066)

Decrease by 15% of GBP currencies relative to the euro	(51)	631

Decrease by 15% of non-euro currencies relative to the euro	45	(2,325)

1	The effect of currency exchange movements is reflected as a one-time shift up or down in the value of the non-euro currencies relative to the euro on December 31.
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
Aegon held EUR 31,101 million of general account investments in cash, money market products and government bonds that are readily saleable or redeemable on demand (2020: EUR 33,465 million). The Group expects to meet its obligations, even in a stressed liquidity event, from operating cash flows and the proceeds of maturing assets as well as these highly liquid assets. Further, the Group has access to back-up credit facilities, as disclosed in note 37 Borrowings, amounting to EUR 3,399 million which were unused at the end of the reporting period (2020: EUR 3,288 million).

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 4

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

Maturity analysis – gross undiscounted contractual cash flows (for non-derivatives)	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount

2021

Trust pass-through securities	-	9	113	16	60	197

Subordinated loans	-	108	377	246	2,964	3,695

Borrowings	-	901	7,651	956	1,052	10,559

Lease liabilities	-	37	86	67	70	259

Other financial liabilities	4,993	1,749	325	154	224	7,444

Total financial liabilities (excluding investment/insurance contracts)	4,993	2,803	8,551	1,439	4,368	22,154

Investment contracts 1)	17,254	2,681	2,114	1,101	655	23,804

Investment contracts for account of policyholders 1)	34,756	34,571	10	6	4	69,347

Total investment contracts	52,009	37,252	2,124	1,107	659	93,151

2020

Trust pass-through securities	-	8	33	91	58	191

Subordinated loans	-	103	382	283	2,842	3,610

Borrowings	-	1,033	6,627	747	1,002	9,410

Lease liabilities	-	45	97	60	76	278

Other financial liabilities	5,333	2,238	197	100	126	7,993

Total financial liabilities (excluding investment/insurance contracts)	5,333	3,427	7,337	1,282	4,105	21,482

Investment contracts 1)	16,699	2,458	1,878	1,072	795	22,903

Investment contracts for account of policyholders 1)	30,515	27,513	8	4	3	58,043

Total investment contracts	47,214	29,971	1,886	1,077	798	80,946

1	Excluding investment contracts with discretionary participating features.
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

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 5

Financial liabilities relating to insurance		< 1 yr	1 < 5 yrs	5 < 10 yrs	> 10 yrs	Total
and investment contracts 1)	On demand	amount	amount	amount	amount	amount

2021

Insurance contracts	-	4,260	16,215	18,438	127,344	166,257

Insurance contracts for account of policyholders	-	11,494	41,638	39,941	131,667	224,740

Investment contracts	-	8,324	7,975	3,847	4,438	24,584

Investment contracts for account of policyholders	193	14,011	27,637	31,715	84,825	158,381

	193	38,089	93,465	93,941	348,274	573,962

2020

Insurance contracts	-	4,269	16,104	18,382	119,092	157,847

Insurance contracts for account of policyholders	-	10,546	37,153	35,257	117,005	199,961

Investment contracts	-	8,733	8,000	2,998	3,957	23,688

Investment contracts for account of policyholders	165	12,004	27,435	28,318	72,063	139,986

	165	35,552	88,693	84,955	312,117	521,482

1
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

Maturity analysis relating to derivatives 1)		< 1 yr	1 < 5 yrs	5 < 10 yrs	> 10 yrs	Total
(Contractual cash flows)	On demand	amount	amount	amount	amount	amount

2021

Gross settled

Cash inflows	-	4,300	3,728	5,034	104,335	117,396

Cash outflows	-	(4,895)	(7,080)	(9,499)	(105,376)	(126,850)

Net settled

Cash inflows	-	683	3,442	3,640	5,375	13,140

Cash outflows	-	(780)	(3,032)	(3,102)	(12,591)	(19,505)

2020

Gross settled

Cash inflows	-	23,118	3,073	3,119	7,554	36,863

Cash outflows	-	(23,429)	(2,267)	(1,974)	(4,782)	(32,451)

Net settled

Cash inflows	-	612	2,293	2,870	5,418	11,193

Cash outflows	-	(797)	(1,784)	(2,258)	(6,604)	(11,444)

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
5 Segment information
Aegon’s operating segments are based on the businesses as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the chief operating decision maker. All reportable segments are involved in insurance or reinsurance business, asset management or services related to these activities. The reportable segments are:
♦	Americas: one operating segment which covers business units in the United States and Brazil, including any of the units’ activities located outside these countries;
♦	The Netherlands: which covers businesses activities from Aegon the Netherlands;
♦	United Kingdom: which covers businesses activities from platform business and traditional insurance in the United Kingdom;
♦	International: one operating segment which covers businesses operating in Hong Kong, Singapore, China, India, Indonesia, Hungary, Poland, Turkey, Romania, Spain and Portugal including any of the units’ activities located outside these countries;
♦	Asset Management: one operating segment which covers business activities from AAM Global Platforms and Strategic Partnerships;

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 5

♦	Holding and other activities: one operating segment which includes financing, employee and other administrative expenses of holding companies.
Aegon’s segment information is prepared by consolidating on a proportionate basis Aegon’s joint ventures and associated companies.
Performance Measure
Aegon uses the non-IFRS performance measure operating result. Operating result reflects Aegon’s result before tax from underlying business operations and mainly excludes components that relate to accounting mismatches that are dependent on market volatility, updates to best estimate actuarial and economic assumptions and model updates or events that are considered outside the normal course of business. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards.
Aegon believes that its performance measure operating result provides meaningful information about the operating results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using operating result. While many other insurers in Aegon’s peer group present substantially similar performance measures, the performance measures presented in this document may nevertheless differ from the performance measures presented by other insurers.
The reconciliation from operating result to result before tax, being the most comparable IFRS measure, is presented in the tables in this note.
The items that are excluded from operating result as described further below are: fair value items, realized gains or losses on investments, impairment charges/reversals, other income or charges and share in earnings of joint ventures and associates.
Change in naming convention of performance measure
Aegon has changed the naming convention of its primary performance measure to improve alignment with industry practice and the way in which Aegon manages its business. As of 2021, Aegon no longer refers to underlying earnings before tax for segment reporting purposes, instead Aegon refers to Operating result. Furthermore, Aegon introduced a new grouping of non-operating result which is the sum of Fair value items, Realized gains and losses on investments, and Net impairments. Other income / charges remains a separate category outside of Aegon’s operating result.
Change in measurement of performance measure
In addition, Aegon has changed the measurement of its operating result from January 1, 2021. The following changes have been made:
♦
The running cost of the US macro hedge related to the variable annuity portfolio is recorded within Operating result instead of in Fair value items. Management views this as a better reflection of Aegon’s operating performance and improves the relevance of Aegon’s operating result.

♦
The periodic intangibles unlocking, caused by short term market movements, in the US Life and TLB business is recorded in Fair value items, instead of Operating result, to improve the insight in Aegon’s recurring operating result.

♦
Results from run-off businesses, mainly related to US are part of Aegon’s operating result. The results of run-off businesses were previously recorded outside of Aegon’s operating result. Based on management actions executed in prior years the importance of run-off businesses has diminished and continuing to report this as a separate line item is considered no longer relevant.

♦	Following the announcement to sell Aegon’s operations in CEE, results from these businesses, previously reported in operating result, are prospectively recorded within Other income / charges.
For segment reporting purposes, the impact of these changes in measurement on full year 2020 was a decrease in Aegon’s consolidated operating result of EUR 19 million, (2019: a decrease of EUR 75 million), as certain losses are no longer reported in Fair value items (2020: EUR 48 million, 2019: 97 million) and results of Run-off businesses are no longer separately reported (2020: EUR 29 million loss, 2019: EUR 22 million loss). There is no impact on Aegon’s net result, shareholders’ equity, dividend per share, or any of the main schedules included in Aegon’s Financial Statements, in any of the reporting periods. Comparative numbers have been restated in Aegon’s segment reporting note, enabling a like for like comparison, with the exception of the reclassification of the results from Aegon’s operations in CEE to Other income / charges which is applied prospectively.

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 5

Fair value items
Fair value items include the over- or underperformance of investments and guarantees held at fair value for which management’s best estimate investment return is included in operating result.
In addition, hedge ineffectiveness on hedge transactions, fair value changes on economic hedges without natural offset in earnings and for which no hedge accounting is applied and fair value movements on real estate are included under fair value items.
Certain assets held by Aegon are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as investments in hedge funds, private equities, real estate (limited partnerships), convertible bonds and structured products. Operating result exclude any over- or underperformance compared to management’s best estimate investment return on assets. Based on current holdings and asset returns, the long-term expected return on an annual basis is 3-10%, depending on asset class, including cash income and market value changes. The expected earnings from these asset classes are net of deferred policy acquisition costs (DPAC) where applicable.
In addition, certain products offered by Aegon Americas contain guarantees and are reported on a fair value basis and include the total return annuities and guarantees on variable annuities. The earnings on these products are impacted by movements in equity markets and risk-free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings.
The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of Aegon’s businesses in the Netherlands and Japan are excluded from operating result, because management’s best estimate expected return for these guarantees is set at zero. In addition, fair value items include market related results on the loyalty bonus reserves in the United Kingdom. The value of these reserves are directly related to policyholder investments which value is directly impacted by movements in equity and bond markets.
Holding and other activities include certain issued bonds that are held at fair value through profit or loss (FVTPL). The interest rate risk on these bonds is hedged using swaps. The fair value movement resulting from changes in Aegon’s credit spread used in the valuation of these bonds are excluded from operating result and reported under fair value items.
The periodic intangibles unlocking in the US Life and TLB business is recorded in fair value items instead of operating result.
Realized gains or losses on investments
Realized gains or losses on investments includes realized gains and losses on available-for-sale investments, mortgage loans and other loan portfolios.
Impairment charges/(reversals)
Impairment charges/(reversals) include impairments on available-for-sale debt securities, shares including the effect of deferred policyholder acquisition costs, mortgage loans and other loan portfolios at amortized cost, joint ventures and associates. Impairment reversals include reversals on available-for-sale debt securities. For Aegon the Netherlands, the expected impairments on alternative assets classes (e.g. illiquid investments – including consumer loans and catastrophe bonds – and residential real estate) are allocated to operating result before tax in order to present management’s best estimate investment return in operating result before tax. Deviations from the expected impairments are presented as part of impairment charges / (reversals) in non-operating result.
Other income or charges
Other income or charges includes the following:
♦	Items which cannot be directly allocated to a specific line of business;
♦	The impact of actuarial and economic assumption and model updates used to support calculations of our liabilities for insurance and investment contracts sold to policyholders and related assets (refer to note 3 Critical accounting estimates and judgement in applying accounting policies); and
♦	Items that are outside the normal course of business, including restructuring charges.
In the Consolidated income statement, the restructuring charges are included in operating expenses. Actuarial assumption and model updates are recorded in ‘Policyholder claims and benefits’ in the Consolidated income statement.

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 5

Share in earnings of joint ventures and associates
Earnings from Aegon’s joint ventures in China, India, the Netherlands, Spain and Portugal, and Aegon’s associates in France, the Netherlands and United Kingdom are reported as operating result.
The following table presents Aegon’s segment results.

Income statement - Operating result	Americas	The Netherlands	United Kingdom	International	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated

2021

Operating result before tax	788	755	184	145	253	(219)	(1)	1,906	42	1,948

Fair value items	698	221	(62)	(18)	(1)	12	3	854	(123)	730

Realized gains / (losses) on investments	313	118	10	2	2	1	(0)	446	(9)	437

Impairment charges	(19)	(19)	-	(0)	(1)	(11)	(0)	(49)	(0)	(49)

Impairment reversals	33	59	-	1	-	8	-	101	-	101

Non-operating items	1,025	378	(51)	(15)	-	11	3	1,352	(132)	1,220

Other income / (charges)	(667)	(23)	1	65	(18)	(138)	-	(780)	12	(768)

Result before tax	1,147	1,110	134	195	235	(344)	2	2,478	(78)	2,400

Income tax (expense) / benefit	(137)	(276)	(12)	(36)	(65)	77	(0)	(449)	78	(371)

Net result	1,010	833	122	159	170	(267)	2	2,029	-	2,029

Inter-segment operating result	(20)	(95)	(96)	(31)	191	51

Revenues

2021

Life insurance gross premiums	7,108	1,323	4,613	1,181	-	-	-	14,225	(825)	13,400

Accident and health insurance	1,273	254	3	179	-	-	-	1,709	(67)	1,643

General insurance	-	136	-	432	-	-	-	569	(168)	401

Total gross premiums	8,381	1,713	4,616	1,793	-	-	(0)	16,504	(1,060)	15,444

Investment income	2,910	2,088	1,691	360	12	242	(261)	7,042	(75)	6,967

Fee and commission income	1,920	300	223	59	800	-	(183)	3,120	(335)	2,785

Other revenues	11	-	-	2	2	12	-	27	(15)	13

Total revenues	13,222	4,101	6,531	2,215	814	254	(444)	26,693	(1,484)	25,209

Inter-segment revenues	1	14	-	-	182	247
The Americas recorded other charges of EUR 667 million in 2021 mainly due to a one-time charge as a result of management actions to release capital and increase the predictability of capital generation from the US variable annuity business and unfavorable impacts from model and assumption updates.

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 5

Income statement -Operating result	Americas	The Netherlands	United Kingdom	International	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated

2020

Operating result before tax	792	665	144	164	182	(237)	1	1,710	31	1,741

Fair value items	(448)	(230)	(2)	(7)	22	(36)	-	(701)	(87)	(788)

Realized gains / (losses) on investments	93	14	-	46	1	(3)	-	150	(8)	142

Impairment charges	(173)	(50)	-	(16)	(1)	(25)	-	(265)	1	(264)

Impairment reversals	27	1	-	-	-	-	-	28	-	28

Non-operating items	(501)	(265)	(1)	22	22	(65)	-	(788)	(94)	(881)

Other income / (charges)	(1,110)	78	(68)	(1)	(8)	(130)	-	(1,239)	15	(1,224)

Result before tax	(819)	478	74	186	195	(433)	1	(317)	(47)	(364)

Income tax (expense) / benefit	284	(107)	(7)	(22)	(44)	78	(0)	181	47	229

Net result	(535)	371	67	164	151	(355)	1	(135)	-	(135)

Inter-segment operating result	(40)	(87)	(86)	(35)	193	62

Revenues

2020

Life insurance gross premiums	7,105	1,619	4,833	1,095	-	4	(3)	14,654	(726)	13,929

Accident and health insurance	1,380	245	25	193	-	-	-	1,844	(59)	1,784

General insurance	-	130	-	388	-	-	(0)	519	(132)	386

Total gross premiums	8,485	1,994	4,858	1,677	-	5	(3)	17,016	(917)	16,099

Investment income	2,986	2,083	1,795	362	7	261	(281)	7,212	(63)	7,149

Fee and commission income	1,653	255	194	50	750	(9)	(180)	2,713	(308)	2,405

Other revenues	7	-	-	1	2	3	-	14	(10)	4

Total revenues	13,131	4,332	6,847	2,091	759	260	(465)	26,955	(1,298)	25,657

Inter-segment revenues	1	21	-	-	188	264
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

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 5

Income statement - Operating result	Americas	The Netherlands	United Kingdom	International	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated

2019

Operating result before tax	1,041	648	139	154	139	(228)	1	1,894	50	1,944

Fair value items	378	(741)	(131)	(7)	-	(4)	(0)	(504)	(88)	(592)

Realized gains / (losses) on investments	125	240	3	36	-	1	-	405	(2)	403

Impairment charges	(54)	(39)	-	(1)	-	(10)	-	(104)	-	(104)

Impairment reversals	68	5	-	1	-	-	-	73	-	73

Non-operating items	517	(535)	(128)	29	-	(13)	-	(129)	(90)	(220)

Other income / (charges)	(156)	(1)	(38)	15	(7)	(95)	-	(281)	-	(281)

Result before tax	1,403	121	(27)	198	133	(335)	1	1,493	(40)	1,453

Income tax (expense) / benefit	(220)	(27)	(7)	(33)	(36)	65	-	(257)	40	(217)

Net result	1,183	94	(34)	165	97	(270)	1	1,236	-	1,236

Inter-segment operating result	(61)	(105)	(87)	(20)	193	79

Revenues

2019

Life insurance gross premiums	7,279	1,765	6,282	1,289	-	11	(8)	16,617	(691)	15,926

Accident and health insurance	1,416	228	28	201	-	-	-	1,872	(50)	1,823

General insurance	-	130	-	382	-	1	(1)	512	(122)	390

Total gross premiums	8,694	2,123	6,309	1,872	-	12	(9)	19,002	(864)	18,138

Investment income	3,172	2,224	1,830	379	5	269	(284)	7,595	(64)	7,531

Fee and commission income	1,757	237	197	109	627	-	(187)	2,740	(218)	2,523

Other revenues	8	-	-	2	1	5	-	16	(10)	6

Total revenues	13,631	4,583	8,337	2,362	633	286	(480)	29,352	(1,155)	28,197

Inter-segment revenues	1	12	-	-	187	280
The Group uses operating result in its segment reporting as an important indicator of its financial performance. The reconciliation from operating result to result before tax, being the most comparable IFRS measure, is presented in the table below. For those items that cannot be directly reconciled to the respective notes, the explanation is provided below the table. Aegon believes that operating result, together with the other information included in this report, provides a meaningful measure for the investing public to evaluate Aegon’s business relative to the businesses of its peers.

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 5

Presentation Non-Operating result	Note	2021	2020	2019
Operating result		1,906	1,710	1,894

Elimination of share in earnings of joint ventures and associates		42	31	50

Premium income	6	(5)	4	(1)

Rental income	7	(71)	(68)	(76)

Dividend income	7	76	(40)	9

Fee and commission income	8	30	(5)	-

Recovered claims and benefits	9	(31)	(143)	7

Change in valuation of reinsurance ceded	9	(43)	86	-

Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives	10	(4)	(421)	(89)

Net fair value change on borrowings and other financial liabilities	10	(13)	2	7

Realized gains and losses on financial investments	10	463	132	399

Gains and (losses) on investments in real estate	10	253	74	317

Net fair value change of derivatives	10	(471)	613	163

Other income	11	77	68	200

Benefits and claims paid life	12	(217)	-	-

Change in valuation of liabilities for insurance contracts	12	994	(1,422)	(1,061)

Change in valuation of liabilities for investment contracts	12	(8)	(7)	(13)

Policyholder claims and benefits - Other	12	38	19	50

Commissions and expenses	14	(715)	(450)	(318)

Impairment (charges) reversals	15	53	(318)	(105)

Interest charges and related fees	16	-	(82)	21

Other charges	17	(37)	(150)	(1)

Results of CEE businesses which were previously reported in operating results		85	-	-

Result before tax		2,400	(364)	1,453

♦	Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives is reported as part of the respective line in note 10 and reflects the over- or underperformance of investments and guarantees held at fair value for which the expected long-term return is included in operating result.
♦	Net fair value change of derivatives is reported as part of the respective line in note 10 and includes: 1) the over- or underperformance of derivatives of EUR 8 million loss (2020: EUR 38 million loss, 2019: EUR 34 million gain) for which the expected long-term return is included in operating result; 2) Net fair value change on economic hedges where no hedge accounting is applied of EUR 466 million loss (2020: EUR 652 million gain, 2019: EUR 130 million gain); 3) Ineffective portion of hedge transactions to which hedge accounting is applied of EUR 2 million gain (2020: EUR nil million, 2019: EUR

1 million gain).
♦	Net foreign currency gains and (losses) are reported as part of the respective line in note 10.
♦	Benefits and claims paid life relate to the lump-sum buy-out program for certain variable annuities in the Americas and is reported as part of the respective line in note 12.
♦	Change in valuation of liabilities for insurance contracts is reported as part of the respective line in note 12.
♦	Change in valuation of liabilities for investment contracts is reported as part of the respective line in note 12.
♦	Policyholder claims and benefits - Other are reported as part of the ‘Other’ line in note 12 and is related to policyholder tax.
♦	Commissions and expenses include: 1) Restructuring charges of EUR 240 million (2020: EUR 266 million charge, 2019: EUR 220 million charge) which are reported as part of Employee and Administration expenses lines in note 14; 2) Amortization of deferred expenses of EUR 260 million income (2020: income of EUR 35 million, 2019: charge of EUR 32 million) which is reported as part of the respective line in note 14. This is offset against realized gains and losses and impairments on financial investments; 3) Amortization of VOBA and future servicing rights of EUR 87 million charge (2020: income of EUR 20 million; 2019: charge of EUR 5 million) which is reported as part of the respective line in note 14. Commissions and expenses include a DPAC/VOBA fair value adjustment of EUR 51 million gain (2020: gain of EUR 159 million; 2019: gain of EUR 151 million).
♦	Impairment (charges) reversals include: 1) Impairment charges and reversals on financial assets, excluding receivables of EUR 45 million reversal (2020: charge of EUR 266 million, 2019: charge of EUR 60 million) as shown in note 15; 2) Impairment charges and reversals on non-financial assets and receivables of EUR 60 million charge (2020: EUR 128 million charge; 2019: EUR 109 million charge) reported as part of the respective line in note 15.
♦	There are no interest charges and related fees that are classified for segment reporting purposes as non-operating results.

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 5

Impact from assumption and model updates
The 2021 assumption changes and model updates resulted in a negative impact of EUR 298 million and mainly relates to Aegon’s businesses in the Americas and the Netherlands. Assumption changes and model updates in the Americas led to a net negative impact of EUR 250 million. This mainly reflects a charge of EUR 123 million related to an update of the minimum surrender rate assumption for variable annuities with guaranteed lifetime withdrawal benefits from 2% to 1.5% to reflect latest portfolio and industry experience. Assumption changes and model updates in the Netherlands led to a negative impact of EUR 52 million, mainly related to adverse impacts from a more granular modeling driven by the conversion of the administration of defined benefit pensions to TKP. This was partly offset by the favorable impact of model updates relating to interest guarantees and indexation assumptions for certain pension products.
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

Other selected income statement items	Americas	The Netherlands	United Kingdom	International	Asset Management	Holding and other activities	Total

2021

Amortization of deferred expenses, VOBA and future servicing rights	929	-	113	61	-	-	1,103

Depreciation	56	20	6	15	2	1	99

Impairment charges / (reversals) on financial assets, excluding receivables	(23)	(14)	-	-	-	(8)	(45)

Impairment charges / (reversals) on non- financial assets and receivables	37	12	-	-	1	11	60

2020

Amortization of deferred expenses, VOBA and future servicing rights	637	-	119	97	-	-	854

Depreciation	56	20	9	12	2	1	101

Impairment charges / (reversals) on financial assets, excluding receivables	151	86	-	15	-	11	262

Impairment charges / (reversals) on non- financial assets and receivables	72	21	17	-	4	14	128

2019

Amortization of deferred expenses, VOBA and future servicing rights	687	4	117	66	-	-	875

Depreciation	44	18	12	11	1	2	87

Impairment charges / (reversals) on financial assets, excluding receivables	(12)	72	-	-	-	-	60

Impairment charges / (reversals) on non- financial assets and receivables	3	94	-	3	-	10	109

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 5

Number of employees	Americas	The Netherlands	United Kingdom	International	Asset Management	Holding and other activities	Total

2021

Number of employees - headcount	7,675	3,534	2,476	6,590	1,675	321	22,271

Of which Aegon’s share of employees in joint ventures and associates	733	-	59	3,245	191	-	4,228

2020

Number of employees - headcount	7,960	3,521	2,307	6,598	1,527	409	22,322

Of which Aegon’s share of employees in joint ventures and associates	669	-	47	3,294	183	-	4,193

2019

Number of employees - headcount	8,570	3,582	2,261	7,393	1,535	416	23,757

Of which Aegon’s share of employees in joint ventures and associates	651	-	62	4,276	173	-	5,162

Summarized assets and liabilities per segment	Americas	The Netherlands	United Kingdom	International	Asset Management	Holding and other activities	Eliminations	Total

2021

Assets

Cash and Cash equivalents	1,127	3,718	210	282	311	1,242	-	6,889

Investments	80,938	66,384	1,876	8,315	296	21	-	157,831

Investments for account of policyholders	115,596	25,673	108,713	974	-	-	(4)	250,953

Investments in joint ventures	56	343	-	936	368	39	-	1,743

Investments in associates	-	1,103	9	18	151	20	(12)	1,289

Deferred expenses	9,052	235	825	391	-	-	-	10,503

Other assets	27,268	9,318	2,125	2,064	199	31,733	(33,663)	39,044

Total assets	234,037	106,775	113,758	12,979	1,326	33,056	(33,679)	468,252

Liabilities

Insurance contracts	74,967	40,547	1,490	9,028	-	-	(1,611)	124,422

Insurance contracts for account of policyholders	83,316	25,294	39,955	758	-	-	-	149,323

Investment contracts	9,804	11,767	194	2	-	-	-	21,767

Investment contracts for account of policyholders	32,280	2,273	69,819	220	-	-	-	104,592

Other liabilities	17,382	19,875	799	518	540	6,685	(4,022)	41,776

Total liabilities	217,750	99,757	112,257	10,526	540	6,685	(5,633)	441,881

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 5

Summarized assets and liabilities per segment	Americas	The Netherlands	United Kingdom	International	Asset Management	Holding and other activities	Eliminations	Total

2020

Assets

Cash and Cash equivalents	903	5,689	257	211	374	938	-	8,372

Investments	77,431	68,561	1,994	8,238	208	108	-	156,541

Investments for account of policyholders	104,374	25,603	93,240	959	-	-	(3)	224,172

Investments in joint ventures	-	327	-	846	204	-	-	1,376

Investments in associates	60	1,004	8	35	151	21	(15)	1,264

Deferred expenses	7,555	136	819	289	-	-	-	8,799

Other assets	26,552	13,642	2,664	1,905	171	33,252	(34,896)	43,290

Total assets	216,875	114,962	98,982	12,482	1,109	34,319	(34,914)	443,814

Liabilities

Insurance contracts	69,392	44,242	1,458	8,542	-	-	(1,488)	122,146

Insurance contracts for account of policyholders	76,506	25,085	33,078	772	-	-	-	135,441

Investment contracts	8,156	12,732	185	2	-	-	-	21,075

Investment contracts for account of policyholders	27,868	2,473	61,092	191	-	-	-	91,624

Other liabilities	19,265	24,249	1,614	573	515	9,658	(7,007)	48,867

Total liabilities	201,188	108,780	97,427	10,080	515	9,658	(8,495)	419,153
Amounts included in the tables on investments are presented on an IFRS basis, which means that investments in joint ventures and associates are not consolidated on a proportionate basis. Instead, these investments are included on a single line using the equity method of accounting.

Investments	Americas	The Netherlands	United Kingdom	International	Asset Management	Holding and other activities	Eliminations	Total

2021

Shares	493	1,410	29	72	9	1	-	2,015

Debt securities	61,014	26,951	1,159	8,060	11	-	-	97,195

Loans	11,352	35,358	-	93	-	20	-	46,823

Other financial assets	8,040	79	687	73	276	-	-	9,155

Investments in real estate	39	2,588	-	16	-	-	-	2,643

Investments general account	80,938	66,384	1,876	8,315	296	21	-	157,831

Shares	-	9,078	20,221	243	-	-	(4)	29,539

Debt securities	-	12,044	7,649	128	-	-	-	19,821

Unconsolidated investment funds	115,596	1,059	74,698	597	-	-	-	191,950

Other financial assets	-	3,493	5,581	6	-	-	-	9,080

Investments in real estate	-	-	563	-	-	-	-	563

Investments for account of policyholders	115,596	25,673	108,713	974	-	-	(4)	250,953

Investments on balance sheet	196,534	92,058	110,589	9,288	296	21	(4)	408,784

Off-balance sheet investments third parties	240,248	7,711	151,097	2,300	212,779	-	-	614,136

Total revenue-generating investments	436,782	99,769	261,687	11,589	213,076	21	(4)	1,022,920

Investments

Available-for-sale	65,694	24,443	1,299	8,191	257	-	-	99,884

Loans	11,352	35,358	-	93	-	20	-	46,823

Financial assets at fair value through profit or loss	119,450	29,669	108,727	987	40	1	(4)	258,871

Investments in real estate	39	2,588	563	16	-	-	-	3,206

Total investments on balance sheet	196,534	92,058	110,589	9,288	296	21	(4)	408,784

Investments in joint ventures	56	343	-	936	368	39	-	1,743

Investments in associates	-	1,103	9	18	151	20	(12)	1,289

Other assets	37,447	13,271	3,160	2,736	510	32,975	(33,663)	56,436

Consolidated total assets	234,037	106,775	113,758	12,979	1,326	33,056	(33,679)	468,252

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 6

Investments	Americas	The Netherlands	United Kingdom	International 1)	Asset Management	Holding and other activities	Eliminations	Total

2020

Shares	442	1,376	34	74	9	44	-	1,979

Debt securities	59,419	30,880	1,077	7,926	48	1	-	99,350

Loans	10,477	33,882	-	120	-	40	-	44,519

Other financial assets	7,056	91	883	102	152	23	-	8,308

Investments in real estate	37	2,331	-	16	-	-	-	2,385

Investments general account	77,431	68,561	1,994	8,238	208	108	-	156,541

Shares	-	8,227	16,877	187	-	-	(3)	25,288

Debt securities	-	12,150	7,579	156	-	-	-	19,885

Unconsolidated investment funds	104,374	706	63,084	613	-	-	-	168,777

Other financial assets	-	4,520	5,232	3	-	-	-	9,755

Investments in real estate	-	-	467	-	-	-	-	467

Investments for account of policyholders	104,374	25,603	93,240	959	-	-	(3)	224,172

Investments on balance sheet	181,805	94,164	95,234	9,197	208	108	(3)	380,713

Off-balance sheet investments third parties	215,216	6,144	119,347	6,752	192,098	-	(336)	539,220

Total revenue-generating investments	397,021	100,308	214,580	15,948	192,307	108	(339)	919,933

Investments

Available-for-sale	63,864	25,972	1,494	8,088	134	28	-	99,580

Loans	10,477	33,882	-	120	-	40	-	44,519

Financial assets at fair value through profit or loss	107,427	31,979	93,272	973	74	40	(3)	233,762

Investments in real estate	37	2,331	467	16	-	-	-	2,853

Total investments on balance sheet	181,805	94,164	95,234	9,197	208	108	(3)	380,713

Investments in joint ventures	(0)	327	-	846	204	(0)	-	1,376

Investments in associates	60	1,004	8	35	151	21	(15)	1,264

Other assets	35,010	19,467	3,740	2,405	545	34,190	(34,896)	60,461

Consolidated total assets	216,875	114,962	98,982	12,482	1,109	34,319	(34,914)	443,814
6 Premium income and premiums paid to reinsurers

	2021	2020	2019

Life insurance	13,400	13,929	15,926

Non-life insurance	2,044	2,171	2,212

Total premium income	15,444	16,099	18,138

Accident and health insurance	1,643	1,784	1,823

General insurance	401	386	390

Non-life insurance premium income	2,044	2,171	2,212
Premium income decreased by EUR 655 million in 2021 (2020: EUR 2,039 million decrease) mainly driven by a shrinking life portfolio in the Netherlands and a reduction of upgraded Life insurance policies to the retirement platform in the UK.

	2021	2020	2019

Life insurance	3,326	2,541	2,276

Non-life insurance	192	162	158

Total premiums paid to reinsurers	3,518	2,703	2,434

Accident and health insurance	164	137	138

General insurance	27	25	19

Non-life insurance premiums paid to reinsurers	192	162	158
Premium paid to reinsurers increased by EUR 815 million in 2021 (2020: EUR 270 million increase), mainly driven by a reinsurance transaction covering universal life policies with secondary guarantees in Americas.

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 7

7 Investment income

	2021	2020	2019

Interest income	5,340	5,426	5,835

Dividend income	1,528	1,609	1,571

Rental income	99	114	125

Total investment income	6,967	7,149	7,531

Interest income accrued on impaired financial assets	53	70	146

Interest income on financial assets that are not carried at Fair value through profit or loss	4,533	4,688	4,943
Lease income is included within rental income. Please refer to note 45 Commitments and Contingencies for future lease payments (lease rights).

Total investment income from:	2021	2020	2019

Shares	1,528	1,609	1,571

Debt securities and money market instruments	3,548	3,663	3,959

Loans	1,649	1,710	1,779

Real estate	99	114	125

Other	142	53	97

Total	6,967	7,149	7,531

Investment income is split into:	2021	2020	2019

Investment income related to general account	4,952	5,005	5,291

Investment income for account of policyholders	2,015	2,145	2,240

Total	6,967	7,149	7,531

Investment income from financial assets held for general account:

Available-for-sale	3,009	3,075	3,267

Loans	1,649	1,710	1,779

Financial assets designated at fair value through profit or loss	247	130	125

Real estate	68	87	83

Derivatives	(6)	(7)	39

Other	(15)	9	(2)

Total	4,952	5,005	5,291
8 Fee and commission income

	2021	2020	2019

Fee income from asset management	1,904	1,725	1,824

Commission income	713	580	585

Other	168	99	114

Total fee and commission income	2,785	2,405	2,523

Included in fee and commission income:

Fees on trust and fiduciary activities	259	221	225
9 Income from reinsurance ceded

	2021	2020	2019

Recovered claims and benefits	3,363	3,250	3,367

Change in technical provisions	761	310	1

Commissions	163	406	218

Amortization Charges	2	-	-

Total	4,289	3,965	3,586

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 10

10 Results from financial transactions

Results from financial transactions comprise:	2021	2020	2019

Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives	785	191	279

Realized gains and (losses) on financial investments	510	132	399

Gains and (losses) on investments in real estate	253	74	317

Net fair value change of derivatives	(1,468)	128	1,130

Net fair value change on account of policyholder financial assets at fair value through profit or loss	23,811	20,982	33,188

Net fair value change on investments in real estate for account of policyholders	46	(36)	(18)

Net foreign currency gains and (losses)	347	(93)	77

Net fair value change on borrowings and other financial liabilities	(13)	18	15

Total	24,270	21,397	35,386

Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives comprise:	2021	2020	2019

Shares	101	(42)	99

Debt securities and money market investments	(46)	30	85

Other	730	203	95

Total	785	191	279
Other mainly includes net fair value changes of limited partnerships such as hedge and private equity funds.

Realized gains and losses on financial investments comprise:	2021	2020	2019

Shares	17	3	11

Debt securities and money market investments	396	153	372

Loans	126	20	32

Other	(30)	(43)	(16)

Total	510	132	399

Realized gains and losses on financial investments comprise:	2021	2020	2019

Available-for-sale investments	384	112	368

Loans	126	20	32

Total	510	132	399

Net fair value change of derivatives comprise:	2021	2020	2019

Net fair value change on economic hedges where no hedge accounting is applied	(3,101)	2,182	2,281

Net fair value change on bifurcated embedded derivatives	1,630	(2,053)	(1,153)

Ineffective portion of hedge transactions to which hedge accounting is applied	2	-	1

Total	(1,468)	128	1,130

The ineffective portion of hedge transactions to which hedge accounting is applied comprises:	2021	2020	2019

Fair value change on hedging instruments in a fair value hedge	(4)	10	(1)

Fair value change on hedged items in a fair value hedge	6	(10)	2

Ineffectiveness fair value hedge	1	-	1

Ineffectiveness cash flow hedges	1	-	-

Total	2	-	1

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 11

Net fair value change on for account of policyholder financial assets
at fair value through profit or loss comprise:	2021	2020	2019

Shares	4,560	1,396	4,591

Debt securities and money market investments	(1,007)	588	863

Unconsolidated investment funds	20,927	17,681	26,450

Derivatives	(669)	1,318	1,284

Total	23,811	20,982	33,188
Net fair value change on for account of policyholder financial assets at fair value through profit or loss increased in 2021 compared to 2020, mainly from more favorable equity markets. Net fair value changes on for account of policyholder financial assets at fair value through profit or loss are offset by changes in technical provisions reported as part of the lines Change in valuation of liabilities for insurance contracts and Change in valuation of liabilities for investment contracts in note 12 Policyholder claims and benefits.

Net fair value change on borrowings and other financial liabilities	2021	2020	2019

Borrowings	-	16	8

Other financial liabilities	(13)	2	7

Total	(13)	18	15
11 Other income

	2021	2020	2019

Other income	77	68	200
Other income in 2021 of EUR 77 million includes a gain of EUR 38 million related to the sale of a small-sized Individual Retirement Account (IRA) portfolio to a third party and a release of a retirement benefit plan liability of EUR 31 million in the Netherlands.
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
Refer to note 48 Companies and businesses acquired and divested for more details on these divestments.
12 Policyholder claims and benefits

	2021	2020	2019

Benefits and claims paid life	20,019	16,016	18,824

Benefits and claims paid non-life	1,441	1,489	1,635

Change in valuation of liabilities for insurance contracts	18,138	22,433	30,679

Change in valuation of liabilities for investment contracts	2,291	2,086	5,768

Other	(38)	(19)	(50)

Total	41,852	42,006	56,856
Policyholder claims and benefits includes claims and benefits in excess of account value for products for which deposit accounting is applied and the change in valuation of liabilities for insurance and investment contracts. The lines ‘‘Change in valuation of liabilities for insurance contracts’’ and ‘‘Change in valuation of liabilities for investment contracts’’ reflect movements in technical provisions resulting from “Net fair value change on for account of policyholder financial assets at fair value through profit or loss” included in note 10 Results from financial transactions of EUR 23,811 million positive (2020: EUR 20,982 million positive, 2019: EUR 33,188 million positive). In addition, the line ‘‘Change in valuation of liabilities for insurance contracts’’ includes a decrease of technical provisions for life insurance contracts of EUR 1,095 million (2020: increase of EUR 3,412 million, 2019: increase of EUR 2,490 million).
Aegon launched a lump-sum buy-out program in July 2021 for policyholders of variable annuities with GMIB riders whose financial objectives may have changed since the issuance of their policies. The execution of the lump-sum buy-out program resulted in a charge of EUR 49 million as recorded in “Policyholder claims and benefits”, to record actual and expected offer acceptances.

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 13

13 Profit sharing and rebates

	2021	2020	2019

Surplus interest bonuses	2	2	2

Profit appropriated to policyholders	13	7	15

Total	14	8	17
14 Commissions and expenses

	2021	2020	2019

Commissions	2,562	2,283	2,423

Employee expenses	1,897	1,995	2,149

Administration expenses	1,581	1,593	1,537

Deferred expenses	(1,160)	(741)	(832)

Amortization of deferred expenses	933	767	755

Amortization of VOBA and future servicing rights	171	87	120

Total	5,984	5,983	6,153

Included in administration expenses:

Depreciation of equipment, software and real estate held for own use	99	101	87

Employee expenses	2021	2020	2019

Salaries	1,300	1,316	1,321

Post-employment benefit costs	172	199	287

Social security charges	128	125	127

Other personnel costs	254	318	378

Shares	44	37	36

Total	1,897	1,995	2,149

Included in employee expenses:

Defined contribution expenses	35	36	43
Aegon expanded the dynamic hedge covering the equity and interest rate risks of its US Variable Annuities block with guaranteed minimum withdrawal benefits (GMWB) to the entire VA portfolio. Implementing the VA dynamic hedging program for variable annuities with interest sensitive guaranteed minimum income benefits (GMIBs) and guaranteed minimum death benefits (GMDBs) resulted in an EUR 350 million one-time charge, of which EUR 254 million is reported as “Amortization of deferred expenses” and EUR 96 million is reported as “Amortization of VOBA and future servicing rights”.
Long Term Incentive Plans
Selected senior employees within Aegon, who have not been classified as Material Risk Takers, can be made eligible for variable compensation, which is partially paid in cash and partially in Aegon shares. The grant price of these shares is equal to the volume weighted average price (VWAP) on the Euronext stock exchange in Amsterdam during the period between December 15 preceding the plan year and January 15 of the plan year. The actual allocation of variable compensation in cash and shares depends on Aegon’s performance, the employee’s unit performance and individual performance against predefined financial and non-financial performance indicators and targets, as well as the continued employment of the employee. Once variable compensation is allocated, the cash part is paid directly and the payment of the shares is deferred for two years. These shares are paid out as soon as the Integrated Annual Report has been adopted by the shareholders at the Annual General Meeting in the last deferral year. Employees are not eligible to receive dividend during the deferral period. In exceptional circumstances Aegon’s Supervisory Board can adjust variable compensation downwards before allocation or pay-out (malus) or after pay-out (claw back), after considering the outcomes of an ex-ante or ex-post risk assessment.

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 14

Variable Compensation Material Risk Takers
Members of the Executive Board and the Management Board as well as other senior employees are classified as Material Risk Takers in accordance with the Solvency II Legal Framework. In line with these rules, variable compensation for Material Risk Takers is partially paid in cash and partly in Aegon shares. The grant price of these shares is equal to the volume weighted average price (VWAP) on the Euronext stock exchange in Amsterdam during the period between December 15 preceding the plan year and January 15 of the plan year. The actual allocation of variable compensation in cash and shares depends on Aegon’s performance, the employee’s unit performance and individual performance against predefined financial and non-financial performance indicators and targets, as well as the continued employment of the employee. Once variable compensation is allocated, the cash part is paid directly and the payment of the shares is deferred for three years. These shares are paid out as soon as the Integrated Annual Report has been adopted by the shareholders at the Annual General Meeting in the last deferral year. Employees are not eligible to receive dividend during the deferral period. For the Members of the Executive Board, the paid-out shares are subject to an additional holding period of two years. During this holding period, the Executive Board member is not allowed to sell these shares. In exceptional circumstances Aegon’s Supervisory Board can adjust variable compensation downwards before allocation or pay-out (malus) or after pay-out (claw back), after considering the outcomes of an ex-ante or ex-post risk assessment.
Shares as Fixed Compensation
Selected members of the Management Board as well as other senior employees receive part of their fixed compensation in Aegon shares each pay round, next to receiving fixed compensation in cash. The grant price of these shares is equal to the volume weighted average price (VWAP) on the Euronext stock exchange in Amsterdam during the period between December 15 preceding the plan year and January 15 of the plan year. Once allocated these shares are unconditional and do not depend on the continued employment of the employee. These shares are either paid as soon as the Integrated Annual Report has been adopted by the shareholders at the next Annual General Meeting or the pay-out is deferred until the Integrated Annual Report has been adopted by the shareholders at the Annual General Meeting three years after the plan year. In the former case, these paid-out shares are subject to an additional holding period of three years, while in the latter case there is no holding period after pay-out. During the holding period (if applicable), the employee is not allowed to sell these shares. During the deferral period (if applicable), the employee is not eligible to receive dividend.
Shares as part of a Sign-on Arrangement
Employees may be offered a sign-on arrangement when joining Aegon, with payments in cash and Aegon shares, within the applicable rules and regulations. Once allocated, the sign-on shares depend on the continued employment of the employee. These shares are deferred and typically cliff-vest after one, two and three years after allocation as soon as the Integrated Annual Report has been adopted by the shareholders at the Annual General Meeting of that year. Employees are not eligible to receive dividend during the deferral period.
The following overview contains the cumulative number of shares and their status in relation to active Long Term Incentive Plans, variable compensation allocated to Material Risk Takers, shares allocated as fixed compensation and shares allocated as part of a sign-on arrangement.
Number of shares per plan year

	2017	2018	2019	2020	2021	Total

Conditionally granted 1)	6,722,418	6,513,984	7,378,113	8,381,086	9,449,451	38,445,052

Allocated 2)	7,461,564	6,123,546	6,761,360	6,522,324	-	26,868,794

1	The at target number of shares which were conditionally granted for the plan year.
2	The allocated number of shares based on the actual performance during the plan year.

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 15

Number of shares per plan year

	2017	2018	2019	2020	2021	Total
Unvested at January 1, 2020	6,516,995	5,663,455	8,330,014	-	-	20,510,464

Conditionally granted as variable compensation 1)	-	-	-	8,381,086	-	8,381,086

Allocated 2)	4,436	38,502	(616,753)	954,850	-	381,035

Forfeited	(55,039)	(199,587)	(94,970)	(17,644)	-	(367,240)

Vested	(2,604,178)	(250,819)	(277,523)	(66,526)	-	(3,199,046)
Unvested at December 31, 2020	3,862,214	5,251,551	7,340,768	9,251,766	-	25,706,299

Conditionally granted as variable compensation 1)	-	-	-	-	9,449,451	9,449,451

Allocated 2)	3,928	4,010	(29,388)	(1,858,762)	2,450,661	570,449

Forfeited	(92,665)	(205,734)	(254,543)	(174,128)	(4,729)	(731,799)

Vested	(3,773,477)	(2,037,774)	(259,858)	(221,441)	(69,851)	(6,362,401)
Unvested at December 31, 2021	-	3,012,053	6,796,979	6,997,435	11,825,532	28,631,999

Grant price (in EUR) 3)	5.246	5.405	4.162	4.083	3.2927

	4.040 to	4.143 to	2.741 to	1.794 to	1.625 to
Fair value of shares at grant date (in EUR) 4)	4.933	5.054	3.737	3.796	3.978

1	The at target number of shares which were conditionally granted as variable compensation for the plan year.
2
Shares allocated in the same year are a combination of shares allocated as fixed compensation and sign-on shares which have been allocated during that year (e.g. the 954,850 shares allocated during the calendar year 2020 in relation to the 2020 plan year). Shares allocated during a calendar year in relation to the previous plan year concerns the difference between the conditionally granted shares for that plan year and the actual number of shares which have been allocated (e.g. the 616,753 share correction during 2020 for the 2019 plan year). This number can therefore be positive or negative. Shares allocated during a calendar year in relation to earlier plan years are backdated corrections to the administration (e.g. during 2020 a correction of 38,502 shares was made to the 2018 plan year).

3
This is the volume weighted average price (VWAP) of Aegon on the Euronext Amsterdam stock exchange for the period December 15 to January 15. For instance for the 2021 plan year, this is the VWAP for the period December 15, 2020 to January 15, 2021.

4
These fair values are adjusted for expected dividend (for which the participants are not eligible during the deferral period) and for the impact of relative total shareholder return as performance indicator for variable compensation (where applicable).

Aegon applies a net settlement option for participants in order to meet their income tax obligations when their shares are paid out. This means that Aegon will not sell shares on the market, but hold these shares within Aegon and settle directly with the tax authorities in cash.
Refer to the Remuneration Report for detailed information on conditional shares granted to the Executive Board.
15 Impairment charges / (reversals)

Impairment charges / (reversals) comprise:	2021	2020	2019

Impairment charges on financial assets, excluding receivables	52	291	133

Impairment reversals on financial assets, excluding receivables	(98)	(29)	(73)

Impairment charges and reversals on non-financial assets and receivables	60	128	109

Total	15	391	169

Impairment charges on financial assets, excluding receivables, from:	2021	2020	2019

Shares	3	42	7

Debt securities and money market instruments	9	162	50

Loans	40	87	76

Total	52	291	133

Impairment reversals on financial assets, excluding receivables, from:	2021	2020	2019

Shares	(8)	-	-

Debt securities and money market instruments	(30)	(26)	(67)

Loans	(55)	(2)	(5)
Other	(4)	(1)	(1)

Total	(98)	(29)	(73)

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 16

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
For more details on impairments on financial assets, excluding receivables, refer to note 4 Financial risks.
16 Interest charges and related fees

	2021	2020	2019

Subordinated loans	110	110	88

Trust pass-through securities	8	9	8

Borrowings	153	194	252

Other	65	191	164

Total	335	505	513

Included in interest charges and related fees:

Interest charges accrued on financial liabilities not carried at fair value through profit or loss	210	232	298
Other includes interest charges on short term borrowings and bank fees.
17 Other charges

	2021	2020	2019

Other charges	104	150	1
Other charges in 2021 of EUR 104 million are mainly related to settlements of certain universal life policies in the US. For more details refer to Note 45 commitments and contingencies.
Other charges in 2020 of EUR 150 million are mainly driven by charges of EUR 91 million (USD 104 million) related to settlements of certain universal life policies in the US. Furthermore, other charges include a provision of EUR 45 million related to the resolution of pending litigation in the Netherlands. Refer to note 38 Provisions and note 45 Commitments and contingencies for further details.

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 18

18 Income tax

	Note	2021	2020	2019

Current tax

Current year		116	(105)	118

Adjustments to prior years		(5)	(205)	(14)
		111	(310)	103
Deferred tax	40

Origination / (reversal) of temporary differences		296	(99)	68

Changes in tax rates / bases		(32)	(11)	33

Changes in deferred tax assets as a result of recognition /write off of previously not recognized / recognized tax losses,tax credits and deductible temporary differences		(5)	12	4

Non-recognition of deferred tax assets		9	7	17

Adjustments to prior years		(6)	171	(8)
		260	81	114

Income tax for the period (income) / charge		371	(229)	217
Adjustments to prior years include shifts between current and deferred tax.

Reconciliation between standard and effective income tax:	2021	2020	2019

Result before tax	2,400	(364)	1,453

Income tax calculated using weighted average applicable statutory tax rates	508	(99)	292

Difference due to the effects of:

Non-taxable income	(69)	(46)	(76)

Non-tax deductible expenses	21	22	22

Changes in tax rate/base	(32)	(1)	33

Tax credits	(48)	(57)	(67)

Other taxes	38	(2)	57

Adjustments to prior years	(11)	(33)	(22)

Change in uncertain tax positions	(16)	-	-

Changes in deferred tax assets as a result of recognition / write off of previously not recognized / recognized tax losses, tax credits and deductible temporary differences	(5)	12	4

Non-recognition of deferred tax assets	9	7	17

Tax effect of (profit) / losses from joint ventures and associates	(18)	(17)	(11)

Other	(5)	(4)	(32)
	(137)	(130)	(75)

Income tax for the period (result) / charge	371	(229)	(217)
The weighted average applicable statutory tax rate for 2021 is 21.2% (2020: 27.1%, 2019: 20.1%). The weighted average applicable statutory tax rate decreased compared to 2020 due to high contribution of income before tax in the United Stated and relatively high income in 2021 from equity accounted joint ventures and associates - compared to the total consolidated income - which is presented net of tax in the consolidated income statement.
Non-taxable income in 2021 is comprised of the regular non-taxable items such as the dividend received deduction in the United States and the participation exemption in the Netherlands. Compared to 2020 non-taxable income increased due to more exempt income in the Netherlands and the United Kingdom.
In the Netherlands, the enacted future corporate income tax rate increased from 25% to 25.8% as from January 1, 2022 which resulted in an unfavorable tax rate impact. In the United Kingdom, the enacted future corporate income tax rate will increase from 19% to 25% as of April 1, 2023 which resulted in a beneficial tax rate impact.
Tax credits mainly include tax benefits from United States investments that provide affordable housing to individuals and families that meet median household income requirements.

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 19

Other taxes are higher compared to 2020 due to favorable equity markets which yielded higher policyholder taxes in the United Kingdom and state tax expenses in the United States due to positive income.
In 2020, ‘Adjustments to prior years’ mainly consist of a shift between current and deferred tax in the Netherlands due to the recalculation of the technical insurance provisions for tax purposes.
Changes in uncertain tax positions relate to a partial release of certain reassessed tax provisions in the United States and the Netherlands.
In 2019, ‘Other’ mainly relates to the one-off tax benefit in the United Kingdom due to the release of the historic deferred tax balances held in respect of the pension scheme deficit when the defined benefit pension scheme moved to surplus.
The following tables present income tax related to components of other comprehensive income and retained earnings.

	2021	2020	2019

Items that will not be reclassified to profit and loss:

Changes in revaluation reserve real estate held for own use	1	(2)	1

Remeasurements of defined benefit plans	(102)	140	90
	(101)	138	92

Items that may be reclassified subsequently to profit and loss:

(Gains) / losses on revaluation of available-for-sale investments	222	(666)	(726)

(Gains) / losses transferred to the income statement on disposal and impairment of available-for-sale investments	100	2	94

Changes in cash flow hedging reserve	47	54	3

Movement in foreign currency translation and net foreign investment hedging reserve	3	(7)	(5)
	372	(616)	(634)

Total income tax related to components of other comprehensive income	270	(479)	(542)

		2021	2020	2019

Income tax related to equity instruments and other

Income tax related to equity instruments	31	13	18	51
Other		3	1	(1)

Total income tax recognized directly in retained earnings		16	19	50
19 Earnings per share
Basic earnings per share
Basic earnings per share is calculated by dividing the net result attributable to owners, after deduction of coupons on perpetual securities and non-cumulative subordinated notes by the weighted average number of common shares, excluding common shares purchased by the Company and held as treasury shares (refer to note 30.1 Share capital – par value and 30.3 Treasury shares respectively).

	2021	2020	2019

Net result attributable to owners of Aegon N.V.	1,980	(146)	1,235

Coupons on perpetual securities	(39)	(38)	(88)
Net result attributable to owners for basic earnings per share calculation	1,941	(184)	1,148

Net result attributable to common shareholders	1,928	(182)	1,140

Net result attributable to common shareholders B	13	(1)	8

Weighted average number of common shares outstanding (in million)	2,043	2,044	2,042

Weighted average number of common shares B outstanding (in million)	559	561	572

Basic earnings per common share (EUR per share)	0.94	(0.09)	0.56

Basic earnings per common share B (EUR per share)	0.02	-	0.01

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 2 0

Diluted earnings per share
The diluted earnings per share equaled the basic earnings per share for all years disclosed since there were no Long Term Incentive Plans which were considered dilutive.
20 Dividend per common share
Final dividend 2021
At the Annual General Meeting of Shareholders currently scheduled for May 31, 2022, the Executive Board will, in line with its earlier announcement and barring unforeseen circumstances, propose a final dividend for the year 2021 of EUR 0.09 per common share and EUR 0.00225 per common share B, which has financial rights attached to it of 1/40th of a common share. If approved and in combination with the interim dividend 2021 of EUR 0.08 per common share, Aegon’s total dividend over 2021 will amount to EUR 0.17 per common share. After taking into account the interim dividend 2021 of EUR 0.002 per common share B, Aegon’s total dividend over 2021 will amount to EUR 0.00425 per common share B.
Interim dividend 2021
The interim dividend 2021 was paid in cash or stock at the election of the shareholder. Approximately 42% of holders of common shares elected to receive the cash dividend. The remaining 58% of shareholders elected to receive the interim dividend in stock. The cash dividend amounted to EUR 0.08 per common share, the stock dividend amounted to one new Aegon common share for every 52 common shares held. The stock dividend and cash dividend are approximately equal in value. The dividend was payable as of September 17, 2021. The interim dividend 2021 for common shares B amounted to 1/40th of the dividend paid on common shares.
To neutralize the dilutive effect of the 2021 interim dividend paid in shares, Aegon executed a program to repurchase 21,531,927 common shares. The repurchase of shares commenced on October 1, 2021 and was completed on October 27, 2021. Aegon engaged a third party to execute the transactions on its behalf. The common shares were repurchased at a maximum of the average of the daily volume-weighted average prices during the repurchase period.
Final dividend 2020
It was decided at the Annual General Meeting of Shareholders on June 3, 2021 to pay a final dividend for 2020 of EUR 0.06 per common share and EUR 0.0015 per common share B. After taking into account the interim dividend of EUR 0.06 per common share and EUR 0.0015 per common share B, this resulted in a total 2020 dividend of EUR 0.12 per common share and EUR 0.0030 per common share B.
The final dividend for 2020 was paid in cash or stock at the election of the shareholder. The value of the dividend in common shares was approximately equal to the cash dividend. Those who elected to receive a stock dividend received one Aegon common share for every 59 common shares held. The stock fraction was based on Aegon’s average share price as quoted on Euronext Amsterdam, using the high and low of each of the five trading days from June 24 up to and including June 30, 2021. The average price calculated on this basis amounted to EUR 3.52. The dividend was paid as of July 7, 2021.
To neutralize the dilutive effect of the 2020 final dividend paid in shares, Aegon executed a share buyback program to repurchase 35,933,035 common shares. Between July 8, 2021 and August 20, 2021, these common shares were repurchased at an average price of EUR 3.7013 per share. These shares are held as treasury shares and are used to cover future stock dividends.
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

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 21

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
21 Cash and cash equivalents

	2021	2020	2019

Cash at bank and in hand	3,638	4,907	4,619

Short-term deposits	1,576	2,214	2,518

Money market investments	1,675	1,247	5,116

Short-term collateral	-	4	11

At December 31	6,889	8,372	12,263

Cash collateral received related to securities lending, repurchase agreements and margins on derivatives transactions	5,776	9,208	7,166

Income from security lending programs	3	9	6

Weighted effective interest rate on short-term deposits	(0.72%)	(0.64%)	(0.38%)

Average maturity days on short-term deposits	16	10	19
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
Cash and cash equivalents include cash and demand balances held at the Dutch Central Bank. The Dutch Central Bank requires Aegon Bank N.V. to place 1% of their deposits with agreed maturity or the savings accounts (without restrictions to withdraw their money) in an account with the Dutch Central Bank. This deposit is renewed every 42-49 days, based on an updated valuation of total assets. The interest paid on this minimum reserve deposit is equal to the ECB deposit facility rate amounting to -50bp. The year-end minimum required balance on deposit by the Dutch Central Bank was EUR 74 million (2020: EUR 84 million, 2019: EUR 79 million). These deposits are therefore not freely available.

Summary cash flow statement	2021	2020	2019

Net cash flows from operating activities	(1,796)	(2,854)	7,302

Net cash flows from investing activities	(54)	(139)	(86)

Net cash flows from financing activities	300	(778)	(3,730)

Net increase / decrease in cash and cash equivalents	(1,550)	(3,770)	3,486

Net cash and cash equivalents are impacted by:

Positive (negative) effects of changes in exchange rates	67	(121)	33

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 21

Analysis of cash flows
2021 compared to 2020
Net cash flows from operating activities
Total net cash flow from operating activities increased by EUR 1,058 million to a EUR 1,796 million outflow (2020: EUR 2,854 million outflow). The main movements are the decreased cash outflows regarding purchase of investments and the increased cash inflows from disposal of investments (refer to note 22 Investment), partially offset by outflow from insurance and investment liabilities (refer to note 34 Insurance contracts) and by the increased outflow from results from financial transactions (refer to note 10 Results from financial transactions).
Net cash flows from investing activities
Net cash flows from investing activities increased by EUR 85 million to a EUR 54 million outflow (2020: EUR 139 million outflow). The main movements are the decreased cash outflows regarding acquisition/capital contribution joint ventures and associates, partially offset by decreased inflow from disposal joint ventures and associates (refer to note 48 Business combinations and note 49 Group companies.
Net cash flows from financing activities
Net cash flow from financing activities increased by EUR 1,078 million to a EUR 300 million inflow (2020: EUR 778 million outflow). The increase is a result of lower repayments of borrowings and higher proceeds (refer to note 37 Borrowings), partially offset by higher purchases of treasury shares (refer to the table below and note 31 Other equity instruments).
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
Net cash flows from investing activities
Net cash flows from investing activities decreased by EUR 53 million to a EUR 139 million outflow (2019: EUR 86 million outflow). The total consideration paid for acquisitions/capital contributions in joint ventures and associates, was EUR 305 million. The total consideration received for disposals, excluding transferred assets and reinsurance assets from reinsurance transactions, was EUR 154 million. The outflow in 2020 is mainly driven by the expansion of the joint venture arrangement with Banco Santander in Spain, offset by the sale of its 50% stake in the variable annuity joint ventures in Japan (refer to note 48 Companies and businesses acquired and divested).
Net cash flows from financing activities
Net cash flow from financing activities increased by EUR 2,952 million to a EUR 778 million outflow (2019: EUR 3,730 million outflow). The increase is a result of lower repayments of borrowings and other equity instruments redeemed (refer to note 31 Other equity instruments) offset by lower proceeds (refer to the table below and note 37 Borrowings).

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 22

Reconciliation of liabilities arising from financing activities
The table below shows the reconciliation between the net cash flows from financing activities and the liabilities as included in the consolidated statement of financial position.

	Cash flows					Non-cash changes

Reconciliation of debt from financing activities	At January 1, 2021	Addition	Repay- ment	Realized gains / losses in income statement	Movements related to fair value hedges	Amorti- zation	Transfer to/from other headings	Other	Net exchange difference	At December 31, 2021

Subordinated borrowings	2,085	-	-	-	-	3	-	-	105	2,194

Trust pass-through securities	126	-	-	-	(9)	-	-	-	9	126

Borrowings	8,524	3,914	(3,000)	-	(1)	1	-	-	222	9,661

Assets held to hedge Trust pass-through securities	12	-	-	(9)	-	-	-	-	1	3

Assets held to hedge Borrowings	62	-	(61)	(1)	-	-	-	-	-	-

	Cash flows					Non-cash changes
Reconciliation of debt from financing activities	At January 1, 2020	Addition	Repay- ment	Realized gains / losses in income statement	Movements related to fair value hedges	Amorti- zation	Transfer to/from other headings	Other	Net exchange difference	At December 31, 2020

Subordinated borrowings	2,207	-	-	-	-	3	-	-	(125)	2,085

Trust pass-through securities	136	-	-	-	2	-	-	-	(11)	126

Borrowings	9,307	3,444	(3,985)	(16)	1	1	-	-	(228)	8,524

Assets held to hedge Trust pass-through securities	11	-	-	2	-	-	-	-	(1)	12

Assets held to hedge Borrowings	-	63	-	(1)	-	-	-	-	-	62
22 Investments
Investments for general account comprise financial assets, excluding derivatives, as well as investments in real estate.

	Note	2021	2020

Available-for-sale (AFS)		99,884	99,580

Loans		46,823	44,519

Financial assets at fair value through profit or loss (FVTPL)		8,481	10,057

Total financial assets, excluding derivatives	22.1	155,188	154,156

Investments in real estate	22.2	2,643	2,385

Total investments for general account		157,831	156,541

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 22

22.1 Financial assets, excluding derivatives

	AFS	FVTPL	Loans	Total	Fair value

2021

Shares	350	1,665	-	2,015	2,015

Debt securities	93,899	3,296	-	97,195	97,195

Money market and other short-term investments	4,790	120	-	4,910	4,910

Mortgage loans	-	-	39,991	39,991	44,366

Private loans	-	-	4,883	4,883	5,491

Deposits with financial institutions	-	-	52	52	52

Policy loans	-	-	1,893	1,893	1,893

Other	844	3,401	3	4,248	4,248

At December 31, 2021	99,884	8,481	46,823	155,188	160,171

2020

Shares	345	1,634	-	1,979	1,979

Debt securities	93,681	5,669	-	99,350	99,350

Money market and other short-term investments	4,558	109	-	4,667	4,667

Mortgage loans	-	-	38,244	38,244	43,258

Private loans	-	-	4,358	4,358	5,280

Deposits with financial institutions	-	-	92	92	92

Policy loans	-	-	1,801	1,801	1,801

Other	996	2,645	25	3,665	3,665

At December 31, 2020	99,580	10,057	44,519	154,156	160,093

	2021	2020
Current portion:

Debt securities, money market and other short-term investments, mortgage and private loans	12,924	14,671
Refer to note 44 Fair value for further details on fair value measurement.
Loan allowance
Movement on the loan allowance account during the year were as follows:

	2021	2020
At January 1	(188)	(165)

Addition charged to income statement	(40)	(87)

Reversal to income statement	55	2

Amounts written off	55	62

At December 31	(118)	(188)

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 23

22.2 Investments in real estate

	2021	2020
At January 1	2,385	2,901

Additions	47	148

Subsequent expenditure capitalized	1	2

Disposals	(60)	(726)

Transfer from real estate for own use and equipment	14	-

Fair value gains / (losses)	253	74

Net exchange differences	3	(14)

At December 31	2,643	2,385

Investments in real estate held by:

Americas	39	37

The Netherlands	2,588	2,331

Value of Aegon’s properties which were appraised in the current year	98%	99%

Appraisals performed by independent external appraisers	98%	99%
Aegon the Netherlands has invested in long-term residential property leases that can be terminated subject to a short-term notice. Under Dutch law, the maximum annual rent increase on residential property rented in the affordable housing segment is specified by the Dutch national government and equals the annual inflation rate plus a small margin.
Refer to note 45 Commitments and contingencies for a description of non-cancellable lease rights.

	2021	2020	2019
Rental income reported as part of investment income	68	87	83

Direct operating expenses (Including repairs and maintenance expenses):

- From investment property that generated rental income	32	47	59

- From investment property that did not generate rental income	2	2	2
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

	Note	2021	2020

Shares		29,539	25,288

Debt securities		19,821	19,885

Money market and other short-term investments		1,482	1,051

Deposits with financial institutions		4,105	4,185

Unconsolidated investment funds		191,950	168,777

Other		3,493	4,520

Total investments for account of policyholders at fair value through profit or loss, excluding derivatives		250,390	223,705

Investments in real estate	23.1	563	467

Total investments for account of policyholders		250,953	224,172
Investments for account of policyholders in 2021 increased, compared to 2020, mainly due to positive market movements.
Refer to note 44 Fair value for a summary of all financial assets and financial liabilities at fair value through profit or loss.

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 24

23.1 Investments in real estate for account of policyholders

	2021	2020

At January 1	467	586

Additions	54	-

Subsequent expenditure capitalized	6	4

Disposals	(43)	(56)

Fair value gains / (losses)	46	(36)

Net exchange differences	32	(31)
At December 31	563	467

The investment properties are leased out under operating leases.
	2021	2020	2019

Rental income reported as part of investment income	30	27	42

Direct operating expenses from investment in real estate for account of policyholders	4	8	6
There are no restrictions on the realizability of investment property or the remittance of income and proceeds of disposal.
Refer to note 45 Commitments and contingencies for a summary of contractual obligations to purchase investment property.
24 Derivatives

	Derivative asset		Derivative liability
	2021	2020	2021	2020

Derivatives for general account

Derivatives not designated in a hedge	8,344	12,617	9,578	13,661

Derivatives designated as fair value hedges	18	88	15	20

Derivatives designated as cash flow hedges	346	338	948	608

Derivatives desginated as Net foreign investment hedges	73	196	59	161

	8,780	13,238	10,600	14,450

Derivatives for account of policyholders

Derivatives not designated in a hedge	46	747	39	167

Total derivatives 1)	8,827	13,986	10,639	14,617

Of which:

Current	723	673	2,803	4,220

1	Refer to note 44 Fair value for a summary of all financial assets and financial liabilities at fair value through profit or loss.
The derivatives are measured at fair value through profit or loss in accordance with IAS 39. For more details on fair value measurement of derivatives refer to note 44 Fair value.
Aegon the Netherlands partially hedges the risk of future longevity increases in the Netherlands related to a part of its insurance liabilities. These longevity derivatives are constructed to pay out if the mortality rates in future years decrease more than a pre-determined percentage compared with the base scenario at the moment of signing the contract. These derivatives are used to enhance Aegon’s risk-return profile and to improve capital efficiency. The value of the longevity derivatives are calculated using an internal model as there is no active market for this type of derivatives. As per December 31, 2021 no longevity derivatives are in place. Refer to note 26 Reinsurance assets for further information on the risk of future longevity of Aegon the Netherlands.

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 24

Use of derivatives
Derivatives not designated in a hedge - general account

Derivatives not designated in a hedge – general account	Derivative asset		Derivative liability
	2021	2020	2021	2020

Derivatives held as an economic hedge	8,327	12,595	5,992	8,629

Bifurcated embedded derivatives	17	22	3,586	5,032

Total	8,344	12,617	9,578	13,661
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
Credit Default Swaps
Aegon has entered into free-standing credit derivative transactions. The positions outstanding at the end of the year were:

	2021		2020

Credit derivative disclosure by quality	Notional	Fair value	Notional	Fair value

AAA	14	-	13	-

AA	173	3	168	4

A	926	14	762	9

BBB	2,925	50	2,677	46

BB	263	1	205	4

B or lower	148	2	121	-

Total	4,449	70	3,945	63
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

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 24

For the years ended December 31, 2021, 2020 and 2019, the gains and (losses) related to the ineffectiveness portion of designated fair value hedges Aegon recognized are as follows:

	2021	2020	2019

Gains (losses) related to the ineffectiveness portion of designated fair value hedges	1	-	1
Derivatives designated as cash flow hedges
Aegon has entered primarily into interest rate swap agreements that effectively convert certain variable-rate assets and liabilities to a fixed-rate basis in order to match the cash flows of the assets and liabilities within Aegon’s portfolio more closely. These agreements involve the payment or receipt of variable-rate interest amounts in exchange for fixed-rate interest amounts over the life of the agreement without the exchange of the underlying principal amounts. Aegon hedges its exposure to the variability of future cash flows from the interest rate movements for terms up to 23 years for hedges converting existing floating-rate assets and liabilities to fixed-rate assets.
Aegon uses forward starting interest rate swap agreements to hedge the variability in future cash flows associated with the forecasted purchase of fixed-income assets. These agreements reduce the impact of future interest rate changes on the forecasted transaction. Fair value adjustments for these interest rate swaps are deferred and recorded in equity until the occurrence of the forecasted transaction at which time the interest rate swaps will be terminated. The accumulated gain or loss in equity will be amortized into investment income as the acquired asset affects income. Aegon hedges its exposure to the variability of future cash flows from interest rate movements for terms up to 22 years. The cash flows from these hedging instruments are expected to affect the profit and loss for approximately the next 40 years. For the year ended December 31, 2021, the contracts for which cash flow hedge accounting was terminated resulted in deferred gains of EUR 60 million (2020: EUR 186 million) that are recognized directly in equity to be reclassified into net result during the period when the cash flows occur of the underlying hedged items. During the year ended December 31, 2021, none of Aegon’s cash flow hedges were discontinued as it was highly probable that the original forecasted transactions would occur by the end of the originally specified time period documented at the inception of the hedging relationship. Aegon projects investment needs many years into the future in order to support the insurance liabilities and pay all contractual obligations arising from the policies in force today.
In addition, Aegon also makes use of cross currency swaps to convert variable or fixed foreign currency cash flows into fixed cash flows in local currencies. The cash flows from these hedging instruments are expected to occur over the next 35 years. These agreements involve the exchange of the underlying principal amounts.

Hedge ineffectiveness and reclassification of gains (losses)	2021	2020	2019

Hedge ineffectiveness on cash flow hedges	1	-	-

Gains (losses) reclassified from equity into the income statement	(38)	74	51

Expected deferred gain (loss) to be reclassified from equity into net result during the next 12 months	113	92	89

The periods when the cash flows are expected to occur are as follows:

	< 1 year	1 – 5 years	5 – 10 years	> 10 years	2021 Total

Cash inflows	535	2,158	1,640	5,868	10,201

Cash outflows	-	4	-	-	4

Net cash flows	535	2,154	1,640	5,868	10,197

	< 1 year	1 – 5 years	5 – 10 years	> 10 years	2020 Total

Cash inflows	268	761	767	5,402	7,197

Cash outflows	-	4	-	-	4

Net cash flows	267	757	767	5,402	7,193

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 25

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
In order to prepare for the IBOR transition all Aegon units have written transition plans containing among others project solutions and actions, timelines and ownership to ensure timely preparation and implementation. We are currently implementing the actions as described in the transition plans.
In July 2020 the discount rates of EUR cleared derivatives switched from EONIA to
€
STR which impacted the valuation of derivatives for which compensation was exchanged. All EUR Credit Support Annex (‘CSA’) which have positions outstanding have been amended from EONIA to
€
STR discounting. In the US, the cleared market has switched discount rates from Fed Funds to Secured Overnight Funding Rate (‘SOFR’) in October 2020. The switch in discount rates is expected to lead to increased liquidity in the new risk free rates.
The majority of the fair value and cash flow hedges are directly exposed to changes in benchmark rates (predominantly EURIBOR and USD LIBOR). There are no plans for the discontinuation of EURIBOR and appropriate fallback language has been implemented via the International Swaps and Derivatives (‘ISDA’) fallback protocol and rulebook changes by the clearing houses. The relevant USD LIBOR benchmark rates are expected to remain available for existing contracts until mid 2023 and these derivatives will either be actively transitioned to SOFR before the 2023 deadline or via the ISDA fallback protocol. The total notional of financial instruments designated as fair value or cash flow hedges with a USD LIBOR reference that have a maturity date beyond June 30, 2023 amount to EUR 3,439 million (2020: EUR 1,283 million).
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
25 Investments in joint ventures and associates

	Joint ventures		Associates

	2021	2020	2021	2020

At January 1	1,376	1,983	1,264	363

Additions	61	254	12	59

Disposals	-	(105)	-	(5)

Share in net result	265	184	112	111

Share in changes in equity (note 30.6)	25	12	(6)	7

Impairment reversals / (charges)	-	(4)	3	(20)

Dividends	(88)	(94)	(39)	(44)

Net exchange difference	45	(7)	2	(28)

Transfer to / (from) other headings	58	(836)	(58)	818

Other	-	(11)	-	1

At December 31	1,743	1,376	1,289	1,264

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 25

In 2021, Aegon amended its agreement related to the investment in MAG Seguros and injected EUR 40 million in the undertaking. Following the amendment the investment required reclassification from Investments in associates to Investments in joint ventures as the level of influence was affected. The transfer to / (from) other headings in 2021 reflect the carrying amount of the investment of EUR 58 million prior to the capital injection of EUR 40 million.
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
Summarized financial information of joint ventures
The summarized financial information presented in the following table presents the joint ventures on a 100% basis. Aegon considers its investments in Santander Vida Seguros y Reaseguros S.A. (‘Santander Spain Life’) and Aegon Industrial Fund Management Co.Ltd. (‘AIFMC’) as material joint ventures and are therefore presented separately.

	Santander Spain Life		AIFMC		Other Joint ventures

	2021	2020	2021	2020	2021	2020

Summarized statement of financial position

Cash and cash equivalents	20	14	351	227	157	198

Other current assets	130	35	810	423	697	588

Total current assets	150	50	1,161	650	854	785

Non-current assets	1,134	700	204	127	5,574	6,442

Total assets	1,284	750	1,364	777	6,428	7,227

Current financial liabilities excluding trade payables and other provisions	-	-	-	-	7	-

Other current liabilities	126	79	613	360	501	445

Total current liabilities	126	79	613	360	509	445

Non-current financial liabilities excluding trade payables and other provisions	-	-	-	-	183	50

Other non-current liabilities	510	272	-	-	3,921	4,996

Total non-current financial liabilities	510	272	-	-	4,104	5,046

Total liabilities	636	351	613	360	4,613	5,490

Net assets	648	399	752	417	1,816	1,737

Summarized statement of comprehensive income

Revenue	247	357	858	584	1,866	2,058

Results from financial transactions	-	(4)	-	-	51	20

Depreciation and amortization	(25)	(18)	(3)	(4)	(21)	(8)

Interest income	2	3	8	5	25	8

Interest expense	-	-	-	-	(13)	-

Profit or loss	61	57	386	252	247	157

Income tax (expense) or result	(12)	(14)	(109)	(71)	(40)	36

Post-tax profit or (loss)	48	43	277	181	208	194

Other comprehensive income	(2)	2	-	-	53	10

Total comprehensive income	47	45	277	181	260	203

Dividends received	-	19	-	33	18	43

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 25

For 2021, Aegon Industrial Fund Management Co.Ltd. (‘AIFMC’) is classified as a material joint venture as a result of the growth of the joint venture.
An overview of the summarized financial information of the carrying amount of the joint ventures is as follows:

	Santander Spain Life		AIFMC		Other Joint ventures

	2021	2020	2021	2020	2021	2020

Net assets of joint venture as presented above	648	399	752	417	1,816	1,737

Net assets of joint venture excluding goodwill	568	66	751	416	1,681	1,343

Group share of net assets of joint venture, excluding goodwill	290	34	368	204	857	562

Goodwill on acquisition	80	333	1	1	148	244

Carrying amount	369	366	369	205	1,005	806
Aegon’s group share of net assets of joint ventures, as presented in the table above, is less than Aegon’s share of the net assets as presented in the summarized financial information on a 100% basis, due to the inclusion of third parties in the joint ventures.
The following table includes the summarized financial information of the joint ventures based on the Group’s relative holding.

	Santander Spain Life		AIFMC		Other Joint ventures

	2021	2020	2021	2020	2021	2020

Post-tax profit or loss	25	22	136	89	104	81

Other comprehensive income	(1)	1	-	-	26	(10)

Total comprehensive income	24	23	136	89	131	71
Summarized financial information of associates
The summarized financial information presented in the following table presents the material associates on a 100% basis. Aegon considers its investment in Amvest Residential Core Fund as a material associate and is therefore presented below.

	Amvest Residential Core Fund		Other Associates

	2021	2020	2021	2020

Summarized statement of financial position

Current assets	49	34	132	167

Non-current assets	4,380	3,876	426	787

Total assets	4,429	3,910	558	955

Current liabilities	50	55	61	155

Non-current liabilities	921	671	82	255

Total liabilities	971	726	144	410

Net assets	3,458	3,184	414	545

Summarized statement of comprehensive income

Revenue	109	104	595	965

Interest expense	-	-	-	(35)

Profit or loss	433	281	(76)	39

Income tax (expense) or result	-	-	-	(30)

Post-tax profit or (loss)	433	281	(76)	8

Other comprehensive income	-	-	(13)	109

Total comprehensive income	433	281	(89)	117

Dividends received	27	32	35	45

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 2 6

The summarized financial information of associates presented below is based on the Group’s relative holding.

	Amvest Residential Core Fund		Other Associates

	2021	2020	2021	2020

Post-tax profit or loss	126	80	(14)	23

Other comprehensive income	-	-	(6)	7

Total comprehensive income	126	80	(20)	31

Carrying amount	1,020	919	269	345
26 Reinsurance assets

Assets arising from reinsurance contracts related to:	2021	2020

Life insurance general account	19,409	17,421

Non-life insurance	1,245	1,144

Investment contracts	338	345

At December 31	20,992	18,910

Current	16	16

Non-current	20,976	18,895
Amounts due from reinsurers in respect of claims already paid by the Group are included in note 28 Other assets and receivables.

Movements during the year in reinsurance assets relating to life insurance:	Life insurance general account

At January 1, 2021	17,421

Gross premium and deposits – existing and new business	1,825

Unwind of discount / interest credited	828

Insurance liabilities released	(1,890)

Fund charges released	(83)

Changes to valuation of expected future benefits	(38)

Net exchange differences	1,342

Transfer to/from insurance contracts	2

Other movements	1

At December 31, 2021	19,409

At January 1, 2020	18,464

Gross premium and deposits – existing and new business	2,080

Unwind of discount / interest credited	839

Insurance liabilities released	(2,529)

Fund charges released	(103)

Changes to valuation of expected future benefits	195

Net exchange differences	(1,536)

Transfer to/from insurance contracts	8

Other movements	4

At December 31, 2020	17,421

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 27

Movements during the year in reinsurance assets relating to non-life insurance:	2021	2020

At January 1	1,144	1,376

Gross premium and deposits – existing and new business	129	97

Unwind of discount / interest credited	83	87

Insurance liabilities released	(113)	(191)

Changes in unearned premiums	(75)	(38)

Incurred related to current year	91	20

Incurred related to prior years	49	32

Release for claims settled current year	(29)	(24)

Release for claims settled prior years	(108)	(130)

Change in IBNR	1	4

Net exchange differences	84	(103)

Other movements	(11)	13

At December 31	1,245	1,144

Assets arising from reinsurance contracts related to:	2021	2020

Normal course of business	7,809	6,485

Exit of a business	13,183	12,426

At December 31	20,992	18,910

27 Deferred expenses

	2021	2020

DPAC for insurance contracts and investment contracts with discretionary participation features	9,303	8,253

Deferred cost of reinsurance	766	141

Deferred transaction costs for investment management services	434	404

At December 31	10,503	8,799

Current	683	679

Non-current	9,820	8,120

		2021			2020

	DPAC	Deferred costs of reinsurance	Deferred transaction costs	DPAC	Deferred costs of reinsurance	Deferred transaction costs

At January 1	8,253	141	404	9,974	389	442

Costs deferred during the year	636	619	25	725	(4)	20

Amortization through income statement	(899)	(32)	(26)	(753)	(24)	(23)

Shadow accounting adjustments	699	17	-	(950)	(17)	-

Impairments	-	-	-	-	-	-

Net exchange differences	621	21	30	(739)	(1)	(36)

Disposal of Group Assets	-	-	-	-	-	-

Other	(7)	-	-	(4)	(202)	-

At December 31	9,303	766	434	8,253	141	404
The increase in deferred cost on reinsurance in 2021 is mainly the result of an EUR 480 million reinsurance agreement
between Transamerica and a third party to reinsure a portfolio of universal life secondary guarantee policies. Furthermore, in the Netherlands a reinsurance agreement protecting against longevity risk was closed with Reinsurance Group of America (RGA) leading to a deferred cost of reinsurance of EUR 115 million
.
In 2020, a model change and updated parameters regarding education and mortality experience factors in Aegon the Netherlands led to a decrease in the deferred cost of reinsurance of EUR 214 million, which is included in the line Other
.

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 28

28 Other assets and receivables

	Note	2021	2020

Real estate held for own use and equipment	28.1	455	472

Receivables	28.2	5,622	6,826

Accrued income	28.3	1,366	1,356

Right-of-use assets	28.4	199	211

At December 31		7,642	8,865

28.1 Real estate held for own use and equipment

Total real estate held for own use and equipment	2021	2020

General account real estate held for own use	185	209

Equipment	270	263
At December 31	455	472

General account real estate held for own use	2021	2020

Net book value

At January 1	209	208

Additions	-	9

Capitalized subsequent expenditure	7	(2)

Disposals	-	(5)

Transfer to investments in real estate	(14)	-

Unrealized gains/(losses) through equity	(4)	20

Realized gains/(losses) through income statement	-	(5)

Depreciation through income statement	(5)	(5)

Impairment losses	(13)	(4)

Impairment losses reversed	-	1

Net exchange differences	5	(8)

At December 31	185	209

Gross carrying value	218	269

Accumulated depreciation and impairment losses	(33)	(60)

Net book value	185	209

General account real estate held for own use:

Carrying amount under a historical cost model	165	201

% of real estate appraised in the current year	50%	93%

% of appraisals performed by independent external appraisers	100%	99%
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

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 28

Equipment	2021	2020

Net book value

At January 1	263	281

Additions	69	73

Disposals	(2)	(1)

Depreciation through income statement	(71)	(71)

Impairment losses	(4)	-

Net exchange differences	16	(19)

Other	(1)	-

At December 31	270	263

Gross carrying value	679	628

Accumulated depreciation and impairment losses	(409)	(365)

Net book value	270	263
None of the equipment is held for lease (2020: none). Equipment has not been pledged as security for liabilities, nor are there any restrictions on title. Depreciation expenses have been recorded in Commissions and expenses in the income statement. Equipment is generally depreciated over a period of three to five years.
28.2 Receivables

	2021	2020

Loans to associates	8	9

Receivables from policyholders	691	637

Receivables from brokers and agents	310	264

Receivables from reinsurers	750	733

Cash outstanding from assets sold	160	112

Trade receivables	1,393	1,956

Cash collateral	314	997

Income tax receivable	229	285

Other	1,885	1,921

Provision for doubtful debts	(120)	(88)

At December 31	5,622	6,826

Current	5,600	6,801

Non-current	21	25
With the exception of receivables from reinsurers, the receivables balances presented above are mostly not externally rated.
The movements in the provision for doubtful debts during the year were as follows:

	2021	2020

At January 1	(88)	(34)

Additions charged to earnings	(33)	(71)

Unused amounts reversed through the income statement	5	2

Used during the year	3	8

Net exchange differences	(6)	6

At December 31	(120)	(88)

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 28

28.3 Accrued income

	2021	2020
Accrued interest	1,363	1,352

Other	3	4

At December 31	1,366	1,356

Current	1,366	1,356

Non-current	-	-
28.4
Right-of-use
assets

	Real estate for own use	Equipment	Other	Total

Net book value

At January 1, 2021	193	15	3	211

Additions	12	9	2	23

Disposals	(14)	-	-	(14)

Modification of lease contracts	17	-	-	17

Depreciation through income statement	(36)	(11)	(2)	(49)

Net exchange differences	10	1	(1)	10
At December 31, 2021	182	14	3	199
Gross carrying value	287	43	8	339

Accumulated depreciation and impairment losses	(105)	(29)	(6)	(140)
Net book value 2021	182	14	3	199

Net book value

At January 1, 2020	227	25	3	255

Additions	17	3	2	23

Disposals	(2)	-	-	(2)

Modification of lease contracts	1	-	-	1

Depreciation through income statement	(38)	(12)	(2)	(52)

Net exchange differences	(12)	(2)	-	(13)

At December 31, 2020	193	15	3	211

Gross carrying value	262	37	7	306

Accumulated depreciation and impairment losses	(69)	(22)	(4)	(95)
Net book value 2020	193	15	3	211
Right-of-use
assets are mainly held by Aegon UK and Aegon Americas and they are mainly office buildings held for own use.
For information on the Lease liabilities and respective maturity analysis, please refer to note 41 Other liabilities and note 4 Financial risks, respectively.

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 29

29 Intangible assets

	Goodwill	VOBA	Future servicing rights	Software	Other	Total

Net book value

At January 1, 2021	375	815	71	79	45	1,386

Additions	-	-	-	25	3	29

Amortization through income statement	-	(163)	(8)	(20)	(4)	(194)

Impairment losses	-	-	-	(7)	(1)	(8)

Shadow accounting adjustments	-	41	-	-	-	41

Capital expenditure	-	-	-	14	-	14

Business combinations, disposals and other changes	-	-	-	(7)	1	(6)

Net exchange differences	16	57	1	(1)	(1)	72
At December 31, 2021	391	750	65	83	44	1,333

Gross carrying value	561	6,923	350	408	185	8,427

Accumulated amortization, depreciation and impairment losses	(169)	(6,174)	(285)	(325)	(141)	(7,094)
Net book value 2021	391	750	65	83	44	1,333

Net book value

At January 1, 2020	392	952	84	69	61	1,559

Additions	-	-	-	33	11	44

Amortization through income statement	-	(79)	(7)	(18)	(7)	(112)

Impairment losses	-	-	-	(6)	(17)	(23)

Shadow accounting adjustments	-	15	-	-	-	15

Capital expenditure	-	-	-	11	-	11

Business combinations, disposals and other changes	8	-	-	(10)	-	(2)

Net exchange differences	(25)	(73)	(5)	-	(2)	(105)
At December 31, 2020	375	815	71	79	45	1,386

Gross carrying value	537	6,447	339	379	174	7,875

Accumulated amortization, depreciation and impairment losses	(161)	(5,632)	(268)	(300)	(129)	(6,489)
Net book value 2020	375	815	71	79	45	1,386
Amortization and depreciation through income statement is included in Commissions and expenses. None of the intangible assets have titles that are restricted or have been pledged as security for liabilities.
With the exception of goodwill, all intangible assets have a finite useful life and are amortized accordingly. VOBA and future servicing rights are amortized over the term of the related insurance contracts, which can vary significantly depending on the maturity of the acquired portfolio. The amortization is based on either the expected future premiums, revenues or the expected gross profit margins, which for the most significant blocks of business ranges between 50 and 80 years. Future servicing rights are amortized over a period of 10 to 30 years of which 13 years remain at December 31, 2021 (2020: 13 years). Software is generally depreciated over an average period of 3 to 5 years (no changes compared to 2020).
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

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 30

A geographical summary of the cash-generating units to which the goodwill is allocated is as follows:

Goodwill	2021	2020

Americas	181	168

The Netherlands	97	97

United Kingdom	57	54

International	23	26

Asset Management	33	31

At December 31	391	375
Within the Americas, Transamerica’s goodwill is allocated to groups of cash-generating units including variable annuities, fixed annuities and the retirement plans cash-generating unit. Transamerica uses the value in use concept to determine the recoverable amount and it is calculated annually in the fourth quarter. Transamerica reviewed the recoverable amount of the annuities and retirement plan cash-generating units under the Economic Available Capital (EAC) approach. This approach measures the difference between the market value of assets assigned to a block of business and the market value of liabilities. The EAC is reflective of market conditions where a pre-tax
benchmark discount rate ranged from approximately 0.10% to 2.14% from the one month to
30-year
tenors. Based on the value in use tests, Transamerica’s goodwill for the group of annuities cash-generating units (2021: EUR 125 million: 2020: EUR 116 million) and the retirement plans cash-generating unit (2021: EUR 56 million: 2020: EUR 52 million) remain unchanged from prior year except for the impact of currency translation adjustments.
For Aegon the Netherlands, goodwill was allocated to Robidus - a cash generating unit whose value in use exceeds its carrying value. The value in use calculations were based on business plans covering a period of five years, pre-tax
and
post-tax
discount rate of 7.2%, and terminal growth rate at 1%. The goodwill arises mainly from new customers, future software platform developments, synergies, and assembled workforce.
30 Shareholders’ equity
Issued share capital and reserves attributable to shareholders of Aegon N.V.

	Note	2021	2020	2019

Share capital – par value	30.1	321	320	323

Share premium	30.2	7,033	7,160	7,213

Total share capital		7,354	7,480	7,536

Retained earnings		12,166	10,327	10,655

Treasury shares	30.3	(273)	(181)	(281)

Total retained earnings		11,892	10,145	10,374

Revaluation reserves	30.4	6,442	7,480	5,873

Remeasurement of defined benefit plans	30.5	(2,199)	(2,534)	(2,397)

Other reserves	30.6	325	(553)	456

Total shareholders’ equity		23,813	22,018	21,842

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 30

	2021	2020	2019
Share capital transactions relating to common shares	Number of shares (thousands)	Number of shares (thousands)	Number of shares (thousands)
Transactions in 2021:

Final dividend 2020 1)	(15,274)

Share buyback program (final dividend 2020)	19,452

Interim dividend 2021 1)	(17,314)

Share buyback program (interim dividend 2021)	21,532

Transactions in 2020:

Interim dividend 2020 1)		(22,947)

Share buyback program (interim dividend 2020)		24,029

Transactions in 2019:
Final dividend 2018 1)			(32,874)

Share buyback program (final dividend 2018)			32,874

Interim dividend 2019 1)			(35,370)

Share buyback program (interim dividend 2019)			43,150

1	Dividend distribution paid from treasury shares (note 30.3)
In 2022, Aegon executed a program to repurchase 10,158,360 common shares for an amount of EUR 50 million to meet its obligations resulting from the 2021 and 2022 share-based compensation plans for senior management. Between January 7, 2022 and January 24, 2022, these common shares were repurchased at an average price of EUR 4.9227 per share. These shares are held as treasury shares and are used to cover future stock dividends. Aegon engaged a third party to execute the transactions on its behalf. The common shares were repurchased at a maximum of the average of the daily volume-weighted average prices during the repurchase period.
30.1 Share capital - par value

	2021	2020	2019
Common shares	253	252	253

Common shares B	68	69	70

At December 31	321	320	323

Common shares	2021	2020	2019
Authorized share capital	720	720	720

Number of authorized shares (in million)	6,000	6,000	6,000

Par value in cents per share	12	12	12

Common shares B	2021	2020	2019
Authorized share capital	360	360	360

Number of authorized shares (in million)	3,000	3,000	3,000
Par value in cents per share	12	12	12

	Common shares		Common shares B
	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount
At January 1, 2019	2,095,648	251	585,022	70

Dividend	-	-	-	-
At December 31, 2019	2,105,139	253	585,022	70

Shares withdrawn	(9,491)	(1)	(13,227)	(2)

Dividend	2,466	-	-	-
At December 31, 2020	2,098,114	252	571,795	69

Shares withdrawn	(2,466)	(0)	(2,956)	(0)

Dividend	10,665	1	-	-
At December 31, 2021	2,106,313	253	568,839	68

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 30

The common shares and common shares B withdrawn in 2021 are the result of the cancellation of 2,466 and 2,956 shares, respectively, following the repurchase by the Company in connection with the share buyback program. This share buy back program was executed following the 2020 interim dividend distribution in order to reduce the number of own shares, which are not used to cover obligations arising from share-based incentive plans or other obligations.
The table below represents weighted average number of common shares including treasury shares attributable to Aegon N.V.:

	Weighted average number of common shares (thousands)	Weighted average number of common shares B (thousands)
2019	2,098,326	585,022
2020	2,101,749	579,312
2021	2,101,231	570,629
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
30.2 Share premium

	2021	2020	2019

At January 1	7,160	7,213	7,487

Share dividend	(127)	(54)	(273)
At December 31	7,033	7,160	7,213

Share premium relating to:

- Common shares	5,380	5,507	5,560

- Common shares B	1,653	1,653	1,653

Total share premium	7,033	7,160	7,213
The share premium account reflects the balance of
paid-in
amounts above par value at issuance of new shares less the amounts charged for share dividends.

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 30

30.3 Treasury shares
On the reporting date, Aegon N.V. and its subsidiaries held 71,780,196 (2020: 53,747,701) of its own common shares and 30,588,800 (2020: 12,884,400) own common shares B with a par value of EUR 0.12 each.
Movements in the number of treasury common shares held by Aegon N.V. were as follows:

	2021		2020		2019
	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount

At January 1	52,686	171	65,540	269	61,418	326

Transactions in 2021:

Sale: transactions, average price 3.90	(4,139)	(16)

Shares withdrawn: 1 transaction average price 3.89	(2,466)	(10)

Sale: 1 transaction, average price 3.89	(15,274)	(59)

Purchase: 1 transaction average price 3.70	35,933	133

Sale: 1 transaction, average price 3.02	(17,314)	(52)

Purchase: 1 transaction average price 4.46	21,532	96

Transactions in 2020:

Sale: transactions, average price 4.52			(4,445)	(20)

Shares withdrawn: 1 transaction average price 4.52			(9,491)	(43)

Sale: 1 transaction, average price 4.13			(22,947)	(95)

Purchase: 1 transaction average price 2.46			24,029	59

Transactions in 2019:

Sale: transactions, average price 5.10					(3,657)	(19)

Sale: 1 transaction, average price 5.25					(32,874)	(173)

Purchase: 1 transaction average price 4.52					32,874	149

Sale: 1 transaction, average price 5.16					(35,370)	(183)

Purchase: 1 transaction average price 3.89					43,150	168

At December 31	70,958	262	52,686	171	65,540	269
Movements in the number of treasury common shares B held by Aegon N.V. were as follows:

	2021		2020		2019
	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount

At January 1	12,884	1	25,310	3	13,856	2

Transactions in 2021:

Sale: 1 transaction, average price 0.10	(1,983)	-

Shares withdrawn: 1 transaction average price 0.10	(2,956)	-

Purchase: 1 transaction average price 0.10	22,643	2

Transactions in 2020:

Sale: 1 transaction, average price 0.13			(2,154)	-

Shares withdrawn: 1 transaction average price 0.13			(13,227)	(2)

Purchase: 1 transaction average price 0.08			2,956	-

Transactions in 2019:

Sale: 1 transaction, average price 0.12					(1,774)	-

Purchase: 1 transaction average price 0.10					13,227	1

At December 31	30,589	3	12,884	1	25,310	3

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 30

As part of their insurance and investment operations, subsidiaries within the Group also hold Aegon N.V. common shares, both for their own account and for account of policyholders. These shares have been treated as treasury shares and are (de)recognized at the consideration paid or received.

	2021		2020		2019
	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount

Common shares

Held by Aegon N.V.	70,958	262	52,686	171	65,540	269

Held by subsidiaries	822	8	1,062	9	1,043	9

Common shares B

Held by Aegon N.V.	30,589	3	12,884	1	25,310	3
At December 31	102,369	273	66,632	181	91,893	281

	Weighted average number of treasury shares, including treasury shares held by subsidiaries (thousands)	Weighted average number of treasury shares B (thousands)
2019	56,467	13,070
2020	58,224	18,386
2021	57,989	11,621
30.4 Revaluation reserves

	Available-for-sale investments	Real estate held for own use	Cash flow hedging reserve	Total

At January 1, 2021	6,248	35	1,197	7,480

Gross revaluation	(3,930)	(4)	(122)	(4,057)

Shadow accounting adjustment	2,759	-	-	2,759

Net (gains) / losses transferred to income statement	(450)	-	(106)	(556)

Foreign currency translation differences	362	1	84	447

Tax effect	322	1	47	370

Other	(1)	-	-	(1)

At December 31, 2021	5,309	32	1,100	6,442

At January 1, 2020	4,352	19	1,502	5,873

Gross revaluation	5,728	20	(141)	5,607

Shadow accounting adjustment	(2,738)	-	-	(2,738)

Net (gains) / losses transferred to income statement	13	-	(106)	(94)

Foreign currency translation differences	(443)	(2)	(111)	(556)

Tax effect	(664)	(2)	54	(612)

At December 31, 2020	6,248	35	1,197	7,480

At January 1, 2019	1,910	46	1,479	3,435

Gross revaluation	6,619	(4)	89	6,705

Shadow accounting adjustment	(3,142)	-	-	(3,142)

Net (gains) / losses transferred to income statement	(412)	-	(97)	(509)

Net (gains) / losses transferred to retained earnings	-	(32)	-	(32)

Foreign currency translation differences	8	1	27	37

Tax effect	(632)	8	3	(621)

At December 31, 2019	4,352	19	1,502	5,873
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

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 30

The closing balances of the revaluation reserve for
available-for-sale
investments relate to the following instruments:

	2021	2020	2019

Shares	49	46	25

Debt securities	5,276	6,218	4,353

Other	(15)	(17)	(26)

Revaluation reserve for available-for-sale investments	5,309	6,248	4,352
The cash flow hedging reserve includes (un)realized gains and losses on the effective portions of hedging instruments, net of tax. The amounts are recognized in the income statement at the moment of realization of the hedged position to offset the gain or loss from the hedged cash flow. No amounts have been released from equity to be included in the initial measurement of non-financial
assets or liabilities.
30.5 Remeasurement of defined benefit plans

	2021	2020	2019

At January 1	(2,534)	(2,397)	(1,850)

Remeasurements of defined benefit plans	501	(360)	(612)

Tax effect	(102)	140	90

Net exchange differences	(65)	83	(25)

Total remeasurement of defined benefit plans	(2,199)	(2,534)	(2,397)
30.6 Other reserves

	Foreign currency translation reserve	Net foreign investment hedging reserve	Equity movements of joint ventures and associates	Total

At January 1, 2021	(402)	(199)	48	(553)

Movement in foreign currency translation and net foreign investment hedging reserves	1,013	(165)	-	848

Disposal of a business	10	(2)	-	8

Tax effect	(24)	27	-	3

Equity movements of joint ventures	-	-	25	25

Equity movements of associates	-	-	(6)	(6)

At December 31, 2021	596	(338)	67	325

At January 1, 2020	799	(374)	31	456

Movement in foreign currency translation and net foreign investment hedging reserves	(1,209)	195	-	(1,015)

Disposal of a business	(5)	-	(2)	(7)

Tax effect	12	(19)	-	(7)

Equity movements of joint ventures	-	-	12	12

Equity movements of associates	-	-	7	7

At December 31, 2020	(402)	(199)	48	(553)

At January 1, 2019	499	(370)	19	149

Movement in foreign currency translation and net foreign investment hedging reserves	311	(10)	-	301

Disposal of a business	(1)	-	-	(1)

Tax effect	(10)	5	-	(5)

Equity movements of joint ventures	-	-	8	8

Equity movements of associates	-	-	4	4

At December 31, 2019	799	(374)	31	456

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 31

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
31 Other equity instruments

	Perpetual contingent convertible securities	Junior perpetual capital securities	Perpetual cumulative subordinated bonds	Long Term Incentive Plans 1)	Total

At January 1, 2021	500	1,564	454	50	2,569

Shares granted	-	-	-	27	27

Shares vested	-	-	-	(21)	(21)

Securities redeemed	-	(212)	-	-	(212)

At December 31, 2021	500	1,352	454	57	2,363

At January 1, 2020	500	1,564	454	53	2,571

Shares granted	-	-	-	22	22

Shares vested	-	-	-	(25)	(25)

At December 31, 2020	500	1,564	454	50	2,569

At January 1, 2019	-	2,808	454	58	3,320

Shares granted	-	-	-	21	21

Shares vested	-	-	-	(26)	(26)

Securities issued	500	-	-	-	500

Securities redeemed	-	(1,244)	-	-	(1,244)

At December 31, 2019	500	1,564	454	53	2,571
1 Long Term Incentive Plans include the shares granted to personnel which are not yet vested.

Perpetual contingent convertible securities	Coupon rate	Coupon date	Year of next call	2021	2020	2019
EUR 500 million	5.625% 1)	Semi-annually, April 15	2029	500	500	500
At December 31				500	500	500

1	The coupon is fixed at 5.625% until the first call date and reset thereafter to a 5 year mid swap plus a margin of 5.207%.
The securities have been issued at par and have subordination provisions, rank junior to all other liabilities and senior to shareholders’ equity only. The conditions of the s
e
curities contain certain provisions for optional and required coupon payment cancelation. Although the securities have no stated maturity, Aegon has the right to call the securities for redemption at par for the first time between April 15, 2029 and October 15, 2029 and every reset date (October 15, with five year intervals) thereafter. Upon breach of certain regulatory capital requirement levels, the securities convert into common shares.

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 32

Junior perpetual capital securities	Coupon rate	Coupon date	Year of next call	2021	2020	2019

USD 250 million	floating LIBOR rate 1)	Quarterly, December 15	Called in 2021	-	212	212

USD 500 million	floating CMS rate 2)	Quarterly, July 15	2022	402	402	402

EUR 950 million	floating DSL rate 3)	Quarterly, July 15	2022	950	950	950

At December 31				1,352	1,564	1,564

1
The coupon of the USD 250 million junior perpetual capital securities was reset each quarter based on the then prevailing three-month LIBOR yield plus a spread of 87.5 basis points, with a minimum of 4%.

2
The coupon of the USD 500 million junior perpetual capital securities is reset each quarter based on the then prevailing ten-year
US dollar interest rate swap yield plus a spread of ten basis points, with a maximum of 8.5%.

3
The coupon of the EUR 950 million junior perpetual capital securities is reset each quarter based on the then prevailing ten-year
Dutch government bond yield plus a spread of ten basis points, with a maximum of 8%.

The interest rate exposure on some of these securities has been swapped to a three-month LIBOR and/or EURIBOR based yield.
With effect on September 15, 2021, Aegon has exercised its right to redeem USD 250 million floating rate perpetual capital securities with a minimum coupon of 4% issued in 2005. The securities had no stated maturity, however Aegon had the right to call the securities for redemption and exercised this right with effect on September 15, 2021.
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

Perpetual cumulative subordinated bonds	Coupon rate	Coupon date	Year of next call	2021	2020	2019

EUR 114 million	1.506% 1), 4)	Annually, June 8	2025	114	114	114

EUR 136 million	1.425% 2), 4)	Annually, October 14	2028	136	136	136

EUR 203 million	0.496% 3), 4)	Annually, March 4	2031	203	203	203

At December 31				454	454	454
1	The coupon of the EUR 114 million bonds was originally set at 8% until June 8, 2005. Subsequently, the coupon has been reset at 4.156% until June 8, 2015 and 1.506% until June 8, 2025.
2	The coupon of the EUR 136 million bonds was originally set at 7.25% until October 14, 2008. Subsequently, the coupon has been reset at 5.185% until October 14, 2018 and 1.425% until October 14, 2028.
3	The coupon of the EUR 203 million bonds was originally set at 7.125% until March 4, 2011. Subsequently, the coupon has been reset at 4.26% until March 4, 2021 and 0.496% until March 4, 2031.
4
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
32 Subordinated borrowings

	Coupon rate	Coupon date	Issue / Maturity	Year of next call	2021	2020
Fixed to floating subordinated notes

EUR 700 million	4% 2)	Annually, April 25	2014/44	2024	698	697

USD 800 million	5.5% 3)	Semi-annually, April 11	2018/48	2028	697	648

Fixed subordinated notes

USD 925 million 1)	5.1%	Quarterly, March 15	2019/49	2024	798	740

At December 31					2,194	2,085

Fair value of subordinated borrowings					2,438	2,351
1	Issued by a subsidiary of, and guaranteed by Aegon N.V.
2	The coupon is fixed at 4% until the first call date and floating therefafter with a 3 months Euribor plus a margin of 335bps.
3	The coupon is fixed at 5.5% until the first call date and floating thereafter with a 6 month USD LIBOR plus a margin of 3.539%.

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 33

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
33 Trust pass-through securities

	Coupon rate	Coupon date	Issue / Maturity	Year of next call	2021	2020
USD 225 million 1)	7.65%	Semi-annually, December 1	1996/2026	n.a.	82	85
USD 190 million 1)	7.625%	Semi-annually, November 15	1997/2037	n.a.	43	40

At December 31					126	126

Fair value of trust pass-through securities					139	142

1	Issued by a subsidiary of, and guaranteed by Aegon N.V.
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
Another way to mitigate underwriting risk is through reinsurance. Aegon uses reinsurance to primarily manage and diversify risk, limit volatility, improve capital positions, limit maximum losses and gain access to reinsurer support. While the objectives and use can vary by region due to local market considerations and product offerings, the use of reinsurance is coordinated and monitored globally.

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 34

The key areas where reinsurance is used is to reduce our exposure to mortality and morbidity risk primarily through a combination of quota-share and Excess of Loss reinsurance. Also, Excess of Loss reinsurance is used to limit our exposure to large losses on non-life
business. In addition, in recent years in the Netherlands, we have used longevity reinsurance to manage our longevity exposure in line with our Risk Appetite, and Aegon the Netherlands entered into a new contract taking the level of longevity reinsurance to around 40% in December 2021.
In order to minimize its reinsurer defaults exposure, Aegon regularly monitors the creditworthiness of its reinsurers, and where appropriate, arranges additional protection through letters of credit, trust agreements and over-collateralization. For certain agreements, funds are withheld for investment rather than relying on the reinsurer to meet investment expectations. Default exposure is further reduced by using multiple reinsurers within certain reinsurance agreements.
External reinsurance counterparties are, in general, major global reinsurers. At the same time, local reinsurers are utilized to ensure a balance for local capacity and diversification.
Sensitivity analysis of net result and shareholders’ equity to various underwriting risks is shown in the table that follows. Aegon’s best estimate assumptions already include expected future developments and the sensitivities represent an increase or decrease of lapse rates, mortality rates and morbidity rates, compared to Aegon’s best estimate assumptions. These underwriting sensitivities were run using a permanent shock applied to all of Aegon’s products, exposed to an increase and to a decrease in the rates. The table below indicates that the morbidity sensitivity has the largest impact and in aggregate, Aegon is exposed to a decrease in mortality rates.
Sensitivity analysis of net result and shareholders’ equity to changes in various underwriting risks

	2021		2020
Estimated approximate effect	On shareholders’ equity	On net result	On shareholders’ equity	On net result

20% increase in lapse rates	70	71	(151)	156

20% decrease in lapse rates	(67)	(72)	47	(157)

5% increase in mortality rates	(83)	(90)	52	344

5% decrease in mortality rates	33	48	(217)	(354)

10% increase in morbidity rates	(213)	(205)	(225)	(235)

10% decrease in morbidity rates	99	96	134	140
34.2 Insurance contracts for general account

	2021	2020
Life insurance	110,691	109,062

Non-life insurance

- Unearned premiums and unexpired risks	6,548	6,117

- Outstanding claims	2,247	2,120

- Incurred but not reported claims	816	881

Incoming reinsurance	4,120	3,965
At December 31	124,422	122,146

	2021	2020
Non-life insurance:

- Accident and health insurance	9,374	8,887

- General insurance	237	231
Total non-life insurance	9,611	9,118

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 34

Movements during the year in life insurance:	2021	2020

At January 1	109,062	109,310

Portfolio transfers and acquisitions	(26)	(29)

Gross premium and deposits – existing and new business	6,033	6,758

Unwind of discount / interest credited	4,037	3,725

Insurance liabilities released	(9,490)	(9,557)

Changes in valuation of expected future benefits	(1,635)	1,918

Loss recognized as a result of liability adequacy testing	(236)	903

Shadow accounting adjustments	(1,821)	1,419

Net exchange differences	4,713	(5,842)

Transfer (to) / from reinsurance assets	36	(12)

Transfer (to) / from insurance contracts for account of policyholders	-	465

Other	17	3

At December 31	110,691	109,062
The LAT deficit per December 31, 2021 in Aegon the Netherlands amounted to EUR 5.2 billion (2020: EUR 7.0 billion), which was partially offset by the shadow loss recognition of EUR 3.0 billion (2020: EUR 4.5 billion), resulting in a net deficit of EUR 2.2 billion (2020: EUR 2.5 billion).
During 2021, the net LAT deficit of Aegon the Netherlands reduced by EUR 0.3 billion, which is recorded in the income statement. The net LAT deficit was positively impacted by the impact of higher interest rate of EUR 0.7 billion (2020: EUR 1.5 billion negative) and positive credit spread movements (tightened mortgage spreads and liquidity premium) of EUR 0.4 billion (2020: EUR 0.3 billion negative). This was partly offset by other unfavorable impacts (model and assumptions updates and portfolio changes) totaling EUR 0.9 billion (2020: EUR 1.0 billion positive).
As a result of the current deficit, changes in the LAT of Aegon the Netherlands, triggered by up or down movements in interest rates, are directly recognized in the income statement. However, net result is less sensitive to interest rate movements as the results from interest rate hedging are also recognized in net result.
Furthermore, as a result of the current negative LAT deficit position, results are volatile due to changes in credit spreads as these are not hedged. Please find below the estimated sensitivities on shareholders’ equity and on net result, for up and down shocks for credit spreads, mortgage spreads for the bond and mortgage portfolio and liquidity premium shocks for general account insurance liabilities.

Sensitivity analysis of net result and shareholders’ equity	Estimated approximate effects on net result	Estimated approximate effects on shareholders’ equity

2021

Shift up 50 basis points - Bond credit spreads	(192)	(2,418)

Shift down 50 basis points - Bond credit spreads	169	2,387

Shift up 50 basis points - Mortgage spreads	(444)	(401)

Shift down 50 basis points - Mortgage spreads	452	496

Shift up 5 basis points - Liquidity premium	136	178

Shift down 5 basis points - Liquidity premium	(148)	(104)

2020

Shift up 50 basis points - Bond credit spreads	(185)	(1,998)

Shift down 50 basis points - Bond credit spreads	172	1,873

Shift up 50 basis points - Mortgage spreads	(449)	(449)

Shift down 50 basis points - Mortgage spreads	476	477

Shift up 5 basis points - Liquidity premium	162	159

Shift down 5 basis points - Liquidity premium	(164)	(161)

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 34

Movements during the year in non-life insurance:	2021	2020

At January 1	9,118	9,190

Disposals	(25)	-

Portfolio transfers and acquisitions	1	6

Gross premiums – existing and new business	1,508	1,551

Unwind of discount / interest credited	479	499

Insurance liabilities released	(992)	(1,080)

Changes in valuation of expected future claims	(36)	77

Change in unearned premiums	(731)	(724)

Change in unexpired risks	-	2

Incurred related to current year	670	670

Incurred related to prior years	267	259

Release for claims settled current year	(269)	(257)

Release for claims settled prior years	(757)	(860)

Shadow accounting adjustments	(153)	385

Change in IBNR	(59)	117

Net exchange differences	592	(709)

Other	(1)	(6)

At December 31	9,611	9,118

Movements during the year in incoming reinsurance:	2021	2020

At January 1	3,965	4,385

Gross premium and deposits – existing and new business	1,276	1,306

Unwind of discount / interest credited	192	203

Insurance liabilities released	(1,562)	(1,656)

Changes in valuation of expected future benefits	(36)	66

Shadow accounting adjustments	(7)	8

Loss recognized as a result of liability adequacy	(3)	10

Net exchange differences	296	(358)

Other	(1)	2

At December 31	4,120	3,965
34.3 Insurance contracts for account of policyholders

Insurance contracts for account of policyholders	2021	2020

At January 1	135,441	135,710

Portfolio transfers and acquisitions	(547)	(64)

Gross premium and deposits – existing and new business	5,532	7,030

Unwind of discount / interest credited	14,994	13,858

Insurance liabilities released	(13,199)	(10,160)

Fund charges released	(1,680)	(1,644)

Changes in valuation of expected future benefits	(145)	(266)

Transfer (to) / from insurance contracts	783	(465)

Net exchange differences	8,144	(8,558)

Other	1	-

At December 31	149,323	135,441

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 35

35 Investment contracts
35.1 Investment contracts for general account

	Without discretionary participation features	With discretionary participation features	Total

At January 1, 2021	20,889	185	21,075

Deposits	20,947	-	20,947

Withdrawals	(21,936)	-	(21,936)

Investment contracts liabilities released	-	(3)	(3)

Interest credited	256	-	256

Net exchange differences	660	12	672

Transfer (to)/from other headings	780	-	780

Other	(23)	-	(23)

At December 31, 2021	21,573	194	21,767

At January 1, 2020	18,382	211	18,594

Deposits	16,189	-	16,189

Withdrawals	(16,047)	-	(16,047)

Investment contracts liabilities released	-	(15)	(15)

Interest credited	246	-	246

Net exchange differences	(698)	(11)	(709)

Transfer (to)/from other headings	2,828	-	2,828

Other	(12)	-	(12)

At December 31, 2020	20,889	185	21,075

Investment contracts consist of the following:	2021	2020

Institutional guaranteed products	187	295

Fixed annuities	9,543	7,786

Savings accounts	11,586	12,540

Investment contracts with discretionary participation features	194	185

Other	256	268

At December 31	21,767	21,075

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 36

35.2 Investment contracts for account of policyholders

	Without discretionary participation features	With discretionary participation features	Total

At January 1, 2021	59,625	31,999	91,624

Gross premium and deposits – existing and new business	11,185	810	11,995

Withdrawals	(10,716)	-	(10,716)

Interest credited	7,572	3,130	10,702

Investment contracts liabilities released	-	(3,815)	(3,815)

Fund charges released	(209)	-	(209)

Net exchange differences	4,256	2,097	6,353

Transfer (to)/from other headings	(473)	(871)	(1,344)

Other	1	-	1

At December 31, 2021	71,242	33,350	104,592

At January 1, 2020	59,956	33,870	93,826

Gross premium and deposits – existing and new business	11,116	786	11,902

Withdrawals	(10,404)	-	(10,404)

Interest credited	5,902	2,895	8,797

Investment contracts liabilities released	-	(3,457)	(3,457)

Fund charges released	(196)	-	(196)

Net exchange differences	(4,008)	(1,808)	(5,816)

Transfer (to)/from other headings	(2,740)	(287)	(3,027)

Other	(1)	-	(1)

At December 31, 2020	59,625	31,999	91,624
36 Guarantees in insurance contracts
For financial reporting purposes Aegon distinguishes between the following types of minimum guarantees:

a.	Financial guarantees: these guarantees are treated as bifurcated embedded derivatives, valued at fair value and presented as derivatives (refer to note 2.9 and note 44 Fair value);

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
a. Financial guarantees
In the United States, a guaranteed minimum withdrawal benefit (GMWB) is offered directly on some variable annuity products Aegon issues and is also assumed from a ceding company. Variable annuities allow a customer to provide for the future on a tax-deferred
basis and to participate in equity or bond market performance. Variable annuities allow a customer to select payout options designed to help meet the customer’s need for income upon maturity, including lump sum payment or income for life or for a period of time. This benefit guarantees that a policyholder can withdraw a certain percentage of the account value, starting at a certain age or duration, for either a fixed period or during the life of the policyholder.
In the Netherlands, individual variable unit-linked products have a minimum benefit guarantee if premiums are invested in certain funds. The sum insured at maturity or upon the death of the beneficiary has a minimum guaranteed return (in the range of 3% to 4%) if the premium has been paid for a cons
e
cutive period of at least ten years and is invested in a mixed fund and/or fixed-income funds. No guarantees are given if the invested amount is in equity only.

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 36

The following table provides information on the liabilities for financial guarantees for minimum benefits, net of present value of the expected future premiums that are received to cover these guarantees:

	2021			2020

	United States 1)	The Netherlands 2)	Total 3)	United States 1)	The Netherlands 2)	Total 3)

At January 1	2,715	2,032	4,747	1,296	1,735	3,031

Incurred guarantee benefits 4)	(1,047)	(619)	(1,666)	1,638	297	1,935

Paid guarantee benefits	(2)	-	(2)	(2)	-	(2)

Net exchange differences	164	-	164	(217)	-	(217)
At December 31	1,830	1,413	3,243	2,715	2,032	4,747

Account value 5)	34,945	9,748	44,693	32,870	8,968	41,838
Net amount at risk 6)	314	1,538	1,852	661	2,427	3,088
1	Guaranteed minimum accumulation and withdrawal benefits.

2	Fund plan and unit-linked guarantees.

3	Balances are included in the derivatives liabilities on the face of the statement of financial position; refer to note 24 Derivatives.

4	Incurred guarantee benefits mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and fair value movements during the reporting year.

5	Account value reflects the actual fund value for the policyholders.

6	The net amount at risk represents the sum of the positive differences between the discounted maximum amount payable under the guarantees and the account value.
The decrease of incurred guarantee benefits in 2021 mainly relates to increasing interest rates and rising equity markets with some offset from policyholder behavior assumption updates. The increased account value in 2021 was mainly driven by foreign currency translation differences, partially offset by the impact from significantly reduced sales of guaranteed living benefits in the US after the first quarter.
Transamerica mitigates the exposure from the elective guaranteed minimum withdrawal benefit rider issued with a ceding company’s variable annuity contracts. The rider is essentially a return of premium guarantee, which is payable over a period of at least 14 years from the date that the policyholder elects to start withdrawals. At contract inception, the guaranteed remaining balance is equal to the premium payment. The periodic withdrawal is paid by the ceding company until the account value is insufficient to cover additional withdrawals. Once the account value is exhausted, Aegon pays the periodic withdrawals until the guaranteed remaining balance is exhausted. At December 31, 2021, the reinsured account value was EUR 1.8 billion (2020: EUR 1.7 billion) and the guaranteed remaining balance was EUR 0.9 billion (2020: EUR 0.8 billion).
The GMWB rider Aegon assumed from the ceding company is accounted for as a derivative and is carried in Aegon’s statement of financial position at fair value. At December 31, 2021, the contract had a value of EUR 39 million (2020: EUR 46 million). Aegon entered into a derivative program to mitigate the overall exposure to equity market and interest rate risks associated with the reinsurance contract. This program involves selling equity futures contracts and equity total return swap contracts (S&P 500, Midcap, Russell 2000, and the MCSI EAFE index in accordance with Aegon’s exposure) to mitigate the effect of equity market movement on the reinsurance contracts and the purchase of interest rate swaps, treasury futures and treasury forwards to mitigate the effect of movements in interest rates on the reinsurance contracts.
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
The fixed annuities product balance as of December 31, 2021, amounted to EUR 179 million (2020: EUR 186 million).
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

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 36

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
The following table provides information on the liabilities for guarantees for minimum benefits that are included in the valuation of the host contracts:

	2021			2020
	GMDB 1)	GMIB 2)	Total 4)	GMDB 1)	GMIB 2)	Total 4)
At January 1	488	638	1,127	448	686	1,133

Incurred guarantee benefits 5)	27	(127)	(99)	144	44	189

Paid guarantee benefits	(49)	(25)	(75)	(61)	(34)	(95)

Net exchange differences	36	42	79	(43)	(57)	(100)
At December 31	502	529	1,031	488	638	1,127

	GMDB 1)	GMIB 2)		GMDB 1) , 3)	GMIB 2) , 3)

Account value 6)	56,426	5,186		52,481	5,337

Net amount at risk 7)	843	472		919	542

Average attained age of contract holders	71	72		70	72
1	Guaranteed minimum death benefit in the United States.
2	Guaranteed minimum income benefit in the United States.
3	Note that the variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.
4	Balances are included in the insurance liabilities on the face of the statement of financial position; refer to note 34 Insurance contracts.
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
The traditional group pension contracts offered by Aegon in the Netherlands include large group insurance contracts that have an individually determined asset investment strategy underlying the pension contract. The guarantee given is that the profit sharing is the minimum of 0% and the realized return on an asset portfolio specified in the policy conditions, adjusted for technical interest rates ranging from 3% to 4%. If the adjusted return is negative, the 0% minimum is effective, but the loss in any given year is carried forward to be offset against any future surpluses within the contract period. In general, a guarantee is given for the life of the underlying employees so that their pension benefit is guaranteed. Large group contracts also share technical results (mortality risk and disability risk). The contract period is typically five years and the premiums are fixed over this period.
These guarantees are valued at fair value and are included as part of insurance liabilities with the underlying host insurance contracts in note 34 Insurance contracts.

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 36

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts, net of the present value of the expected future premiums that are received to cover these guarantees:

	2021	2020
	GMI 1), 2)	GMI 1), 2)
At January 1	7,973	6,422

Incurred guarantee benefits 3)	(1,544)	1,551

At December 31	6,429	7,973

Account value 4)	20,176	20,202

Net amount at risk 5)	6,794	7,931

1	Guaranteed minimum investment return in the Netherlands.
2	Balances are included in the insurance liabilities on the face of the statement of financial position; refer to note 34 Insurance contracts.
3	Incurred guarantee benefits mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and fair value movements during the reporting year.
4	Account value reflects the liability value of the insurance contracts as a whole.
5
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
For equity volatility, Aegon uses a term structure assumption with market-based implied volatility inputs for the first five years and a long-term forward rate assumption of 25% thereafter. The volume of observable option trading from which volatilities are derived generally declines as the contracts’ term increases, therefore, the volatility curve grades from implied volatilities for five years to the ultimate rate. The resulting volatility assumption in year 20 for the S&P 500 index (expressed as a spot rate) was 22.3% at December 31, 2021, and 22.6% at December 31, 2020. Correlations of market returns across underlying indices are based on historical market returns and their inter-relationships over a number of years preceding the valuation date. Assumptions regarding policyholder behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.
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
Guarantees valued at fair value contributed a net gain before tax of EUR 63 million (2020: gain of EUR 539 million) to earnings. The main drivers of this gain before tax are a gain of EUR 1,214 million related to an increase in equity markets (2020: EUR 380 million gain),a gain of EUR 2,795 million related increases in risk free rates (2020: EUR 3,775 million loss) and a gain of EUR 16 million related to increases in equity volatility (2020: EUR 134 million loss). These gains are partly offset by a fair value loss on hedges related to the guarantee reserves of EUR 3,855 million (2020: EUR 3,199 million gain), a loss of EUR 19 million related to widening own credit spread (2020: EUR 234 million gain) and other and DPAC offset contributed a loss of EUR 65 million (2020: EUR 305 million gain).
Guarantee reserves decreased by EUR 2,997 million in 2021 (2020: increase of EUR 3,230 million) to EUR 9,878 million (2020: EUR 12,875 million).

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 37

37 Borrowings

	2021	2020

Capital funding	1,292	1,241

Operational funding	8,369	7,283

At December 31	9,661	8,524

Current	824	950

Non-current	8,837	7,574

Fair value of borrowings	10,171	9,165
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
The difference between the contractually required payment at maturity date and the carrying amount of the borrowings amounted to EUR 25 million negative (2020: EUR 15 million negative).
Capital funding
A detailed composition of capital funding is included in the following table:

(sorted at maturity)	Coupon rate	Coupon date	Issue / Maturity	2021	2020

EUR 500 million Senior Unsecured Notes	1.00%	December 8	2016 / 23	499	498

GBP 250 million Medium-Term Notes	6.125%	December 15	1999 / 31	296	278

GBP 400 million Senior Unsecured Notes	6.625%	Semi-annually	2009 / 39	472	442

Other				26	24

At December 31				1,292	1,241
These loans are considered senior debt in calculating financial leverage in note 43 Capital management and solvency.
Operational funding
During 2021, the operational funding increased by EUR 1.1 billion mainly due to the latest securitization of mortgage loans originated by Aegon the Netherlands “SAECURE 20” of EUR 0.6 billion, new covered bonds of EUR 0.5 billion, as well as an increase in Federal Home Loan Bank advances of EUR 0.5 billion. This is offset by a decrease of other mortgage loan funding of EUR 0.5 billion.
During 2020, operational funding decreased by EUR 0.3 billion mainly due to the redemption of ‘SAECURE 15’ of EUR 0.9 billion and the redemption of a covered bond for EUR 0.7 billion. This is partly offset by an increase in other mortgage loan funding of EUR 0.7 billion and the issuance of a covered bond in the Netherlands of EUR 0.5 billion.

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 38

	Coupon rate	Coupon date	Issue / Maturity	2021	2020

Revolving Loan Facility Warehouse Mortgage Loans 1)	Floating	Monthly	- / 22	592	743

Revolving Loan Facility Warehouse Mortgage Loans 1)	Floating	Monthly	- / 24	494	802

EUR 875 million “SAECURE 16” RMBS Note 1) , 2)	Floating	Quarterly	2018 / 23	676	758

EUR 512 million “SAECURE 18” RMBS Note 1) , 3)	Floating	Quarterly	2019 / 25	355	422

EUR 657 million “SAECURE 20” RMBS Note 1) , 4)	Floating	Quarterly	2021 / 27	625	-

EUR 500 million Conditional Pass-Through Covered Bond 1) , 5)	0.250%	Annual	2016 / 23	499	498

EUR 500 million Conditional Pass-Through Covered Bond 1) , 6)	0.375%	Annual	2017 / 24	499	498

EUR 500 million Conditional Pass-Through Covered Bond 1) , 7)	0.010%	Annual	2020 / 25	506	508

EUR 500 million Conditional Pass-Through Covered Bond 1) , 8)	0.750%	Annual	2017 / 27	492	491

EUR 500 million Conditional Pass-Through Covered Bond 1) , 9)	0.375%	Annual	2021 / 36	494	-

FHLB Secured borrowings 1)	Floating	Quarterly	2021 / 24	2,634	2,055

Aegon Bank Senior Non-Preferred debt 1)	0.625%	Annual	2019 / 24	499	498

Other				5	9

At December 31				8,369	7,283

1	Issued by a subsidiary of Aegon N.V.
2
The first optional redemption date is October 30, 2023; the final legal maturity date is October 30, 2091. Notes are fully collateralized by mortgage loans which are part of Aegon’s general account investments.

3
The first optional redemption date is July 28, 2025; the final legal maturity date is April 28, 2092. Notes are fully collateralized by mortgage loans which are part of Aegon’s general account investments.

4
The first optional redemption date is October 28, 2027; the final legal maturity date is April 28, 2093. Notes are fully collateralized by mortgage loans which are part of Aegon’s general account investments.

5	The maturity date is May 25, 2023; the extended due for payment date is May 25, 2055.
6	The maturity date is November 21, 2024; the extended due for payment date is November 21, 2056.
7	The maturity date is November 16, 2025; the extended due for payment date is November 16, 2057.
8	The maturity date is June 27, 2027; the extended due for payment date is June 27, 2059.
9	The maturity date is June 9, 2036; the extended due for payment date is June 9, 2037.
Other

Undrawn committed borrowing facilities:	2021	2020

Floating-rate

- Expiring within one year	408	666

- Expiring beyond one year	2,991	2,622

At December 31	3,399	3,288
There were no defaults or breaches of conditions during the period.
38 Provisions

	2021	2020

At January 1	309	214

Additional provisions	91	180

Disposals	(6)	(38)

Unused amounts reversed through the income statement	-	(1)

Used during the year	(209)	(32)

Net exchange differences	9	(15)

At December 31	193	309

Current	139	253

Non-current	54	56
The provisions as at December 31, 2021 consisted of litigation provisions of EUR 93 million (2020: EUR 191 million) mainly related to a settlement in the US relating to increases in monthly deduction rates on universal life products (refer to note 45 Commitments and contingencies), restructuring provisions of EUR 30 million (2020: EUR 54 million) and other provisions of EUR 70 million (2020: EUR 63 million).

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 39

39 Defined benefit plans

	2021	2020
Retirement benefit plans	3,547	4,318

Other post-employment benefit plans	277	275
Total defined benefit plans	3,824	4,593

Retirement benefit plans in surplus	119	43
Total defined benefit assets	119	43

Retirement benefit plans in deficit	3,666	4,361

Other post-employment benefit plans in deficit	277	275

Total defined benefit liabilities	3,944	4,636

	2021			2020
Movements during the year in defined benefit plans	Retirement benefit plans	Other post- employment benefit plans	Total	Retirement benefit plans	Other post- employment benefit plans	Total

At January 1	4,318	275	4,593	4,076	283	4,359

Defined benefit expenses	(8)	16	8	104	18	122

Remeasurements of defined benefit plans	(487)	(14)	(501)	350	10	360

Contributions paid	(164)	-	(164)	(54)	-	(54)

Benefits paid	(110)	(15)	(125)	(103)	(16)	(119)

Net exchange differences	29	16	45	(61)	(19)	(80)

Other	(32)	-	(32)	5	-	5

At December 31	3,547	277	3,824	4,318	275	4,593
The amounts recognized in the statement of financial position are determined as follows:

	2021			2020
	Retirement benefit plans	Other post- employment benefit plans	Total	Retirement benefit plans	Other post- employment benefit plans	Total

Present value of wholly or partly funded obligations	4,604	-	4,604	4,858	-	4,858

Fair value of plan assets	(4,717)	-	(4,717)	(4,466)	-	(4,466)
	(112)	-	(112)	392	-	392

Present value of wholly unfunded obligations 1)	3,660	277	3,937	3,926	275	4,201

At December 31	3,547	277	3,824	4,318	275	4,593

1
As all pension obligations are insured at subsidiary Aegon Levensverzekering almost all assets held by Aegon Nederland backing retirement benefits of EUR 2,783 million (2020: EUR 2,845 million) do not meet the definition of plan assets and as such were not deducted in calculating this amount. Instead, these assets are recognized as general account assets. Consequently, the return on these assets does not form part of the calculation of defined benefit expenses.

The fair value of Aegon’s own transferable financial instruments included in plan assets and the fair value of other assets used by Aegon included in plan assets was nil in both 2021 and 2020.

	2021			2020
Defined benefit expenses	Retirement benefit plans	Other post- employment benefit plans	Total	Retirement benefit plans	Other post- employment benefit plans	Total

Current year service cost	48	11	59	52	11	63

Net interest on the net defined benefit liability (asset)	32	5	37	52	7	59

Past service cost	(88)	-	(88)	1	-	1

Total defined benefit expenses	(8)	16	8	104	18	122

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 39

	2019
	Retirement benefit plans	Other post- employment benefit plans	Total

Current year service cost	148	8	157

Net interest on the net defined benefit liability (asset)	80	9	89

Past service cost	(1)	-	(1)

Total defined benefit expenses	227	17	244
Defined benefit expenses are included in ‘Commissions and expenses’ in the income statement.

Movements during the year of the present value of the defined benefit obligations	2021	2020

At January 1	9,059	8,779

Current year service cost	59	63

Interest expense	131	175

Remeasurements of the defined benefit obligations:

- Actuarial gains and losses arising from changes in demographic assumptions	(59)	(51)

- Actuarial gains and losses arising from changes in financial assumptions	(299)	859

Past service cost	(88)	1

Benefits paid	(455)	(362)

Amounts paid in respect of settlements	(140)	-

Net exchange differences	364	(409)

Other	(32)	5
At December 31	8,541	9,059

Movements during the year in plan assets for retirement benefit plans	2021	2020

At January 1	4,466	4,420

Interest income (based on discount rate)	94	116

Remeasurements of the net defined liability (asset)	144	448

Contributions by employer	164	54

Benefits paid	(330)	(243)

Amounts paid in respect of settlements	(140)	-

Net exchange differences	319	(329)
At December 31	4,717	4,466

	2021				2020
Breakdown of plan assets for retirement benefit plans	Quoted	Unquoted	Total	in % of total plan assets	Quoted	Unquoted	Total	in % of total plan assets

Equity instruments	-	-	-	0%	154	-	154	3%

Debt instrument	603	387	990	21%	450	717	1,167	26%

Real estate	-	142	142	3%	-	110	110	2%

Derivatives	-	(3)	(3)	(0%)	-	16	16	0%

Investment funds	-	3,069	3,069	65%	2	2,449	2,451	55%

Other	2	516	518	11%	3	563	567	13%
At December 31	605	4,112	4,717	100%	610	3,856	4,466	100%
Defined benefit plans are mainly operated by Transamerica, Aegon the Netherlands and Aegon UK. The following sections contain a general description of the plans in each of these subsidiaries and a summary of the principal actuarial assumptions applied in determining the value of defined benefit plans.
Transamerica
Transamerica has defined benefit plans covering substantially all its employees that are qualified under the Internal Revenue Service Code, including all requirements for minimum funding levels. The defined benefit plans are governed by the Board of Directors of Transamerica Corporation. The Board of Directors has the full power and discretion to administer the plan and to apply all of its

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 39

provisions, including such responsibilities as, but not limited to, developing the investment policy and managing assets for the plan, maintaining required funding levels for the plan, deciding questions related to eligibility and benefit amounts, resolving disputes that may arise from plan participants and for complying with the plan provisions, and legal requirements related to the plan and its operation. The benefits are based on years of service and the employee’s eligible annual compensation. The plans provide benefits based on a traditional final average formula or a cash balance formula (which defines the accrued benefit in terms of a stated account balance), depending on the age and service of the plan participant. The defined benefit plans have a deficit of EUR 7 million at December 31, 2021 (2020: EUR 436 million deficit). Transamerica amended some of their defined benefit pension plans in 2021. The amendments included an updated pay credit percentage and interest credit rates resulting in a decrease of the defined benefit obligation of EUR 88 million.
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
Transamerica maintains minimum required funding levels as set forth by the Internal Revenue Code. If contributions are required, the funding would be provided from the Company’s general account assets. Pension plan contributions were not required for Transamerica in 2021 or 2020. However, with the Transamerica Management Board approval of a proposal from Transamerica Corporation, Transamerica Corporation made a pension plan contribution of EUR 91 million in August 2021 that was over and above the minimum required funding levels as set forth by the Internal Revenue Code. In 2020, Transamerica Corporation did not make a voluntary pension plan contributions.
Transamerica also sponsors supplemental retirement plans to provide senior management with benefits in excess of normal retirement benefits. The plans are unfunded and are not qualified under the Internal Revenue Code. The supplemental retirement plans are governed by either Transamerica Corporation, or the Compensation Committee of the Board of Directors of Transamerica Corporation. Transamerica Corporation, or the Compensation Committee of the Board of Directors has the full power and discretion to apply all of the plan’s provisions, including such responsibilities as, but not limited to, interpret the plan provisions, to make factual determinations under the plan, to determine plan benefits, and to comply with any statutory reporting and disclosure requirements. The benefits are based on years of service and the employee’s eligible annual compensation. The plans provide benefits based on a traditional final average formula or a cash balance formula (which defines the accrued benefit in terms of a stated account balance), depending on the age and service of the plan participant. The company funds the benefit payments of the supplemental retirement plans from its general account assets. The unfunded amount related to these plans, for which a liability has been recorded, was EUR 235 million (2020: EUR 249 million unfunded).
Transamerica provides health care benefits to retired employees through continuation of coverage primarily in self funded plans, and partly in fully insured plans, which are classified as unfunded per IAS 19 financial guidance. The postretirement health care benefits under the Plans are administered by Transamerica Corporation, which has delegated the claims administration to third-party administrators. Transamerica maintains two plans which provide continuation of coverage for retiree medical benefits. For each plan, Transamerica has the fiduciary responsibility to administer the plan in accordance with its terms, and decides questions related to eligibility and determines plan provisions and benefit amounts.
Under the Employee Retirement Income Security Act (ERISA), Transamerica has the fiduciary responsibility to monitor the quality of services provided by the third-party claims administrator and to replace the third-party administrator if needed. In addition, Transamerica has the fiduciary obligation to interpret the provisions of the plans, and to comply with any statutory reporting and disclosure requirements. Finally, Transamerica reviews the terms of the plans and makes changes to the plans if and when appropriate. Transamerica funds the benefit payments or premium payments of the post-retirement health care plans from its general account assets. The post-retirement health benefit liability amounted to EUR 220 million (2020: EUR 214 million).
The weighted average duration of the defined benefit obligation is 12.9 years (2020: 12.9 years).

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 39

The principal actuarial assumptions that apply for the year ended December 31 are as follows:

Actuarial assumptions used to determine defined benefit obligations at year-end	2021	2020

Demographic actuarial assumptions

Mortality	US mortality table 1)	US mortality table 1)

Financial actuarial assumptions

Discount rate 2)	2.80%/2.61%	2.47%/2.18%

Salary increase rate	4.00%	4.00%

Health care trend rate	6.10%	6.30%

1
2021 assumption
-PRI-2012
Employee, Healthy Annuitant and Contingent Survivor Tables (90% white collar/10% blue collar) projected with Scale
MP-2021.
Comparative figures are as included in the Annual Report 2020.

The principal actuarial assumptions have an effect on the amounts reported for the defined benefit obligation. A change as indicated in the table below in the principal actuarial assumptions would have the following effects on the defined benefit obligation per year-end:

	Estimated approximate effects on the defined benefit obligation

	2021	2020
Demographic actuarial assumptions

10% increase in mortality rates	(69)	(86)

10% decrease in mortality rates	77	95

Financial actuarial assumptions

100 basis points increase in discount rate	(357)	(422)

100 basis points decrease in discount rate	436	521

100 basis points increase in salary increase rate	-	29

100 basis points decrease in salary increase rate	-	(25)

100 basis points increase in health care trend rate	13	13

100 basis points decrease in health care trend rate	(12)	(12)
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

Target allocation of plan assets for retirement benefit plans for the next annual period is:

Equity instruments	5%-24%

Debt instruments	57%-88%

Other	4%-22%
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

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 39

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
The contributions to the retirement benefit plan of Aegon the Netherlands are paid by both the employees and the employer, with the employer contribution being variable1. The benefits covered are retirement benefits, disability, death and survivor pension. The defined benefit plans were unfunded by EUR 3,409 million at December 31, 2021. (2020: EUR 3,658 million). The defined benefit plans are largely backed by investment, although these assets do not qualify as ‘plan assets’ as defined by IFRS. The average remaining duration of the defined benefits obligation is 20.9 years (2020: 22.5 years).
Aegon the Netherlands also has a post-retirement medical plan that contributes to the health care coverage of employees and beneficiaries after retirement. For this plan, Aegon the Netherlands has the responsibility to administer the plan in accordance with its terms, and decides on questions related to eligibility and determines plan provisions and benefit amounts. In addition, Aegon the Netherlands has the obligation to interpret the provisions of the plans, and to comply with any statutory reporting and disclosure requirements. Finally, Aegon the Netherlands reviews the terms of the plans and makes changes to the plans if and when appropriate. The liabilities related to these other post-employment benefit plans are fully unfunded and amount to EUR 57 million at December 31, 2021 (2020: EUR 61 million). The weighted average duration of the other post-employment benefit plans is 12.7 years (2020:
11.1 years).
The principal actuarial assumptions that apply for the year-ended December 31 are as follows:

Actuarial assumptions used to determine defined benefit obligations at year-end	2021	2020

Demographic actuarial assumptions

Mortality	NL mortality table 1)	NL mortality table 1)

Financial actuarial assumptions

Discount rate	1.01%	0.51%

Salary increase rate 2)	Curve 2021	Curve 2020

Indexation 3)	53.05% of Curve 2021	55.6% of Curve 2020
1	Based on prospective mortality table of the Dutch Actuarial Society with minor methodology adjustments.
2	Based on Dutch Consumer Price Index.
3	Based on Dutch Consumer Price Index.
The principal actuarial assumptions have an effect on the amounts reported for the defined benefit obligation. A change as indicated in the table below in the principal actuarial assumptions of the retirement benefit plan would have the following effects per year-end:

	Estimated approximate effects on the defined benefit obligation

	2021	2020
Demographic actuarial assumptions

10% increase in mortality rates	(100)	(110)

10% decrease in mortality rates	112	124

Financial actuarial assumptions

100 basis points increase in discount rate	(622)	(703)

100 basis points decrease in discount rate	849	977

100 basis points increase in salary increase rate	-	-

25 basis points increase in indexation	187	213

25 basis points decrease in indexation	(170)	(192)

1	Aegon Nederland deducts employee contributions from the total pension expenses.

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 39

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
The pension scheme Trustees are required to carry out triennial valuations on the scheme’s funding position, with the latest valuation being as at March 31, 2019. As part of this triennial valuation process, a schedule of contributions is agreed between the Trustees and Aegon UK in accordance with UK pensions legislation and guidance issued by the Pensions Regulator in the UK. The schedule of contributions includes deficit reduction contributions to clear any scheme deficit. Under IAS 19, the defined benefit plan has a surplus of EUR 119 million at December 31, 2021 (2020: EUR 43 million surplus). During 2021, EUR 73 million (2020: EUR 54 million) of contributions were paid into the scheme.
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
The weighted average duration of the defined benefit obligation is 21.0 years (2020: 22.0 years).
The principal actuarial assumptions that apply for the year ended December 31 are as follows:

Actuarial assumptions used to determine defined benefit obligations at year-end	2021	2020

Demographic actuarial assumptions

Mortality	UK mortality table 1)	UK mortality table 2)

Financial actuarial assumptions

Discount rate	1.79%	1.45%

Price inflation	3.34%	2.95%

1	Club Vita tables based on analysis of Scheme membership CMI 2019 1.5%/1.25% p.a. (males/females)
2	Club Vita tables based on analysis of Scheme membership CMI 2019 1.5%/1.25% p.a. (males/females)

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 40

The principal actuarial assumptions have an effect on the amounts reported for the defined benefit obligation. A change as indicated in the table below in the principal actuarial assumptions would have the following effects on the defined benefit obligation per year-end:

	Estimated approximate effects on the defined benefit obligation

	2021	2020
Demographic actuarial assumptions

10% increase in mortality rates	(55)	(55)

10% decrease in mortality rates	62	63

Financial actuarial assumptions

100 basis points increase in discount rate	(322)	(330)

100 basis points decrease in discount rate	433	448

100 basis points increase in price inflation	202	172

100 basis points decrease in price inflation	(237)	(316)
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

Target allocation of plan assets for retirement benefit plans for the next annual period is:

Equity instruments	16.7%

Debt instruments	83.3%
All other operating segments
Businesses included in all other operating segments mostly operate defined contribution plans. Please refer to note 14 Commissions and expenses for the employee expenses regarding these contribution plans.
40 Deferred tax

	2021	2020

Deferred tax assets	131	101

Deferred tax liabilities	1,559	1,424

Total net deferred tax liability / (asset)	1,428	1,323

Deferred tax assets comprise temporary differences on:	2021	2020

Financial assets	(7)	13

Insurance and investment contracts	(8)	(5)

Deferred expenses, VOBA and other intangible assets	(133)	(110)

Defined benefit plans	3	-

Tax losses and credits carried forward	264	321

Other	11	(118)

At December 31	131	101

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 40

Deferred tax liabilities comprise temporary differences on:	2021	2020

Real estate	776	663

Financial assets	1,816	2,169

Insurance and investment contracts	(1,410)	(1,539)

Deferred expenses, VOBA and other intangible assets	1,573	1,323

Defined benefit plans	(151)	(206)

Tax losses and credits carried forward	(754)	(502)

Other	(291)	(484)

At December 31	1,559	1,424
The following table provides a movement schedule of net deferred tax broken-down by those items for which a deferred tax asset or liability has been recognized.

	Real estate	Financial assets	Insurance and investment contracts	Deferred expenses, VOBA and other intangible assets	Defined benefit plans	Tax losses and credits carried forward	Other	Total

At January 1, 2021	663	2,156	(1,533)	1,433	(206)	(823)	(366)	1,323

Charged to income statement	113	(113)	217	162	(32)	(140)	54	260

Charged to OCI	(1)	(359)	-	-	100	-	(1)	(261)

Net exchange differences	1	167	(86)	112	(15)	(56)	(20)	103

Transfer (to)/from current income tax	-	-	-	-	-	2	-	2

Transfer (to) /from other headings	-	(29)	-	-	-	(1)	30	-
At December 31, 2021	776	1,823	(1,402)	1,706	(154)	(1,018)	(303)	1,428

At January 1, 2020	644	1,474	(1,470)	1,774	(256)	(734)	(397)	1,036

Acquisitions / Additions	-	-	-	2	-	-	-	2

Charged to income statement	20	289	(102)	(213)	169	(13)	(67)	81

Charged to OCI	2	597	-	-	(140)	-	4	464

Net exchange differences	(3)	(204)	105	(130)	21	56	27	(128)

Transfer (to)/from current income tax	-	-	-	-	-	(132)	-	(132)

Transfer (to)/from other headings	-	-	(66)	-	-	-	66	-
At December 31, 2020	663	2,156	(1,533)	1,433	(206)	(823)	(366)	1,323
Transfer to/from current income tax relates to the deferred tax asset for the loss carry forward position of the Dutch fiscal unit.
Deferred tax assets are recognized for tax losses and credits carried forward to the extent that the realization of the related tax benefit through future taxable profits is probable. For an amount of gross EUR 1,247 million; an amount of tax EUR 301 million related to tax losses carried forward (2020: gross EUR 1,346 million; tax EUR 230 million) and an amount of tax EUR 491 million related to tax credits carried forward (2020; tax EUR 405 million) the realization of the deferred tax asset is dependent on the projection of future taxable profits.
For the following amounts, arranged by loss carry forward periods, the deferred tax asset is not recognized:

	Gross amounts 1)		Not recognized deferred tax assets
	2021	2020	2021	2020

< 5 years	62	71	15	18

≥ 5 – 10 years	24	12	4	4

≥ 10 – 15 years	-	18	55	57

≥ 15 – 20 years	-	4	-	-

Indefinitely	598	514	151	114
At December 31	684	619	224	192

1
The gross value of state tax loss carry forward is not summarized in the disclosure, due to the fact that the United States files in different state jurisdictions with various applicable tax rates and apportionment rules

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 41

Deferred tax assets in respect of deductible temporary differences are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. For an amount of gross EUR 32 million; tax EUR 8 million (2020: gross EUR 31 million; tax EUR 5 million) the realization of the deferred tax asset is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences.
Aegon did not recognize deferred tax assets in respect of deductible temporary differences relating to Financial assets and Other items for the amount of gross EUR 30 million; tax EUR 6 million (2020: gross EUR 20 million; tax EUR 4 million).
Deferred tax liabilities have not been recognized for withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries. The unremitted earnings totaled gross EUR 1,770 million; tax EUR 455 million (2020: gross EUR 1,769 million; tax EUR 441 million calculated at the enacted rates).
Deferred taxes are
non-current
by nature and the majority of the deferred tax assets and liabilities will therefore reverse after more than one year after the balance sheet date.
41 Other liabilities

	2021	2020
Payables due to policyholders	1,229	1,135

Payables due to brokers and agents	467	399

Payables out of reinsurance	1,384	1,218

Social security and taxes payable	145	110

Income tax payable	4	2

Investment creditors	1,103	1,068

Cash collateral on derivative transactions	2,708	6,118

Cash collateral on securities lended	2,171	2,053

Cash collateral - other	76	74

Repurchase agreements	821	962

Short term deposits	-	105

Commercial paper	-	72

Lease liabilities	252	266

Other creditors	2,556	3,100
At December 31	12,916	16,685

Current	12,233	16,111

Non-current	683	575

The carrying amounts disclosed reasonably approximate the fair values at year-end,
given the predominantly current nature of the other liabilities.
42 Accruals

	2021	2020

Accrued interest	251	241

Accrued expenses	285	210
At December 31	537	451

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

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 43

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
Aegon’s goal for both its operating units and for the Aegon group as a whole is to maintain a strong financial position and to be able to sustain losses from extreme business and market conditions. Aegon’s Enterprise Risk Management (ERM) framework ensures that the Aegon Group and its operating companies are adequately capitalized and that obligations towards policyholders are always adequately met. Embedded in this larger framework is Aegon’s capital management policy, which is based on adequate capitalization of the operating units, Cash Capital at Holding and leverage.
Aegon manages capital in the operating units to their respective operating levels, sufficient to absorb moderate shocks and pay sustainable remittances to the Group, and above their minimum dividend payment levels. Cash Capital at Holding is maintained within an operating range of EUR 0.5 – 1.5 billion and covers holding expenses, near-term dividends, and contingencies, such as potential recapitalization of units. Furthermore, Aegon aims to reduce its gross financial leverage from the current level of EUR 5.9 billion to the range of EUR 5.0 – 5.5 billion by 2023. This reduction of leverage will strengthen the balance sheet, reduce Aegon’s risk profile and therefore make Aegon more resilient.
The frequent monitoring of actual and forecasted capitalization levels of its underlying businesses is an important element in Aegon’s capital framework in order to actively steer and manage towards maintaining adequate capitalization levels. Group operating capital generation contributed favorably and more than offset dividend payments.
Capital ratios of Aegon’s main operating units

	December 31, 2021 1)	December 31, 2020
US RBC ratio	426%	432%

NL Life Solvency II ratio	186%	159%

Scottish Equitable Plc (UK) Solvency II ratio	167%	156%

1	The Solvency II ratios are estimates and are not final until filed with the respective supervisory authority.
The estimated RBC ratio in the United States decreased from 432% on December 31, 2020, to 426% on December 31, 2021, and remained above the operating level of 400%. The RBC ratio was positively impacted by higher equity markets and by private equity revaluations.
One-time
impacts were negative overall, driven by updates to regulatory factors that determine required capital, and in part by the impact of actions taken to reduce mortality risk. There was a partial offset from capital release from the lump-sum
buy-out
program for variable annuities. Operating capital generation contributed favorably, despite being impacted by adverse mortality as a result of the
COVID-19
pandemic, but was more than offset by dividend payments to the intermediate holding company.
The estimated Solvency II ratio of NL Life increased from 159% on December 31, 2020, to 186% on December 31, 2021, which is above the operating level of 150%. The increase includes benefits from management actions and model updates. The main management action was the longevity transaction as announced on December 15, 2021, which significantly reduced required capital. Market impacts had a slight negative impact, mainly due to higher interest rates. This is a reflection of the fact that Aegon hedges on an economic basis. Operating capital generation had a positive impact, which more than offset remittances to Group.
The estimated Solvency II ratio for Scottish Equitable Plc increased from 156% on December 31, 2020, to 167% on December 31, 2021, and remained above the operating level of 150%. The increase was primarily driven by management actions to reduce the equity risk in the own pension plan. Furthermore, a forthcoming change in the corporate income tax rate led to a reduction in required capital, contributing favorably. In addition, strong operating capital generation had a positive impact. These positive impacts more than offset the impact of dividend payments to the intermediate holding company.
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

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 43

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
Cash Capital at Holding
Cash Capital at Holding increased from EUR 1.1 billion on December 31, 2020 to EUR 1.3 billion on December 31, 2021, driven by free cash flows from the operating units. These free cash flows were used to reduce leverage and pay dividends to Aegon’s shareholders and to support operating units through capital injections. Proceeds from divestments also contributed to Cash Capital at Holding, notably Transamerica’s portfolio of fintech and insurtech companies and Stonebridge in the United Kingdom.
Aegon Group Solvency Ratio
To calculate its Group Solvency Ratio, Aegon applies a combination of the Group consolidation methods available under Solvency II: the Accounting Consolidation (AC) and Deduction & Aggregation (D&A) based methods. Solvency II capital requirements are mainly used for the European Economic Area (EEA)-based insurance and reinsurance entities, applying the AC method. Local requirements are used for insurance and reinsurance entities in (provisionally) equivalent third-country jurisdictions. Aegon’s UK insurance subsidiaries have been included in the Group Solvency II calculation in accordance with Solvency II standards, including Aegon’s approved Partial Internal Model. For more details, reference is made to the section “Regulation and Supervision”.
The Group Solvency II ratio is calculated as the ratio between the Eligible Own Funds and the Solvency Capital Requirement (SCR). The Eligible Own Funds equal to the Available Own Funds after applying any Own Funds eligibility restrictions.
The Group SCR is calculated based on Solvency II Partial Internal Model (PIM), which includes the SCR of AC entities, the D&A entities and the Other Financial Sector entities (including Aegon Bank). The SCR amount (or 100% Solvency II ratio) reflects a level of Eligible Own Funds that enables insurance and reinsurance entities to absorb significant losses
(1-in-200
year events) and gives reasonable assurance to policyholders and beneficiaries that payments will be made as they fall due. On December 31, 2021, Aegon’s estimated capital position was:

	December 31, 2021 1)	December 31, 2020
Group Own Funds	19,431	18,582

Group SCR	9,226	9,473

Group Solvency II ratio	211%	196%

1	The Solvency II ratios are estimates and are not final until filed with the respective supervisory authority.
Aegon Group Eligible Own Funds amounted to EUR 19,431 million on December 31, 2021 (2020: EUR 18,582 million). The increase of EUR 849 million in Own Funds since December 31, 2020, was mostly driven by the positive impact from expected return on in-force
business and market impacts. The positive impact was partly offset by claims experience in the Americas due to
COVID-19, and
the negative impact on Own Funds resulting from management actions.
Aegon’s Group PIM SCR amounted to EUR 9,226 million on December 31, 2021 (2020: EUR 9,473 million). The SCR decreased by EUR 247 million since December 31, 2020. This decrease was mainly the result from the release of required capital of in force business, partially offset by the need to setup SCR for new business, the impact from management actions - notably the reinsurance of longevity risk announced in December 2021 for NL Life - and model and assumption changes including the increased
LAC-DT
factor for NL Life from 45% to 65%. There were partial offsets from market impacts and a lower benefit of group diversification. As a result of the above changes in Eligible Own Funds and PIM SCR, the Group Solvency II ratio increased by 15%-points to 211% in 2021.
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

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 43

With the introduction of Solvency II for EEA countries, Aegon views the higher capital requirement, 100% of the SCR, as the level around which EU supervisors will formally require management to provide regulatory recovery plans. For the US insurance entities this is viewed at 100% CAL.
During 2021, the Aegon Group and the regulated entities within the Aegon Group that are subject to regulatory capital requirements on a solo-level continued to comply with the solvency requirements.
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
The below table provides the composition of Aegon’s Available Own Funds across Tiers:

		2021		2020
Available Own Funds	Available Own Funds	Percentage total	Available Own Funds	Percentage total
Tier 1 (Unrestricted Tier 1 + Restricted Tier 1)	16,409	84%	15,542	84%

Unrestricted Tier 1	14,044	72%	12,972	70%

Restricted Tier 1	2,364	12%	2,571	14%

Junior Perpetual Capital Securities	1,391	7%	1,563	8%

Perpetual Cumulative Securities	459	2%	475	3%

Perpetual Contingent Convertible Securities	515	3%	532	3%

Tier 2	2,348	12%	2,340	13%

Subordinated notes issued by AFC	832	4%	818	4%

Subordinated liabilities Aegon NV	767	4%	754	4%

Grandfathered subordinated notes	750	4%	768	4%

Tier 3	675	3%	700	4%
Total Available Own Funds	19,431		18,582
On December 31, 2021, Tier 1 capital amounted to EUR 16,409 million (2020: EUR 15,542), which includes EUR 2,364 million (2020: EUR 2,571 million ) restricted Tier 1 capital. Restricted Tier 1 capital consists of Aegon’s junior perpetual capital securities (2021: EUR 1,391 million, 2020: EUR 1,563 million), perpetual cumulative subordinated bonds (2021: EUR 459 million; 2020: EUR 475 million), and perpetual contingent convertible security (2021: EUR 515 million; 2020: EUR 532 million). Both junior perpetual capital securities and perpetual cumulative subordinated bonds are grandfathered. The reduction in junior perpetual capital securities is driven by the redemption in September 2021 of USD 250 million floating rate perpetual capital securities with a minimum coupon of 4% issued in 2005. Perpetual contingent convertible securities are Solvency II compliant liabilities which were issued in 2019. Restricted Tier 1 capital is subject to eligibility restrictions to qualify as Eligible Own Funds.
On December 31, 2021, Tier 2 capital amounted to EUR 2,348 million (2020: 2,340 million). This consists of the subordinated notes issued by Aegon Funding Company LLC (AFC) in 2019 (2021: EUR 832 million; 2020: EUR 818 million), the Solvency II compliant subordinated liabilities that were issued during 2018 (2021: EUR 767 million; 2020: EUR 754 million), and grandfathered subordinated notes (2021: EUR 750 million; 2020: EUR 768 million). Tier 2 capital is subject to eligibility restrictions to qualify as Eligible Own Funds.
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
Tier 3 capital as of December 31, 2021 is comprised of deferred tax assets balances related to Solvency II entities.

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 43

IFRS equity compares to Solvency II Own Funds as follows:

	2021	2020
IFRS Shareholders’ Equity	23,813	22,018

IFRS adjustments for Other Equity instruments and non controlling interests	2,559	2,644

IFRS Group Equity	26,372	24,661

Solvency II revaluations & reclassifications	(9,096)	(8,621)

Transferability restrictions 1)	(1,772)	(1,766)
Excess of Assets over Liabilities	15,504	14,274

Availability adjustments	4,020	4,416

Fungibility adjustments	(93)	(108)
Available Own Funds	19,431	18,582

1	This includes the transferability restriction related to the RBC CAL conversion methodology.
The Solvency II revaluations and reclassification of EUR 9,096 million negative (2020: EUR 8,621 million negative) mainly stem from the difference in valuation and presentation between IFRS and Solvency II frameworks. The Solvency II revaluations and reclassification can be grouped into four categories:

◆
Items that are not recognized under Solvency II. The most relevant examples of this category for Aegon include Goodwill, deferred policy acquisition costs (DPAC) and other intangible assets (EUR 2,263 million negative, 2020: EUR 1,989 million negative);

◆
Items that have a different valuation treatment between IFRS and Solvency II. Solvency II is a market consistent framework hence all assets and liabilities are to be presented at fair value while IFRS also includes other valuation treatments in addition to fair value. The most relevant examples of this category for Aegon Group include loans and mortgages, reinsurance recoverables, and technical provisions. The revaluation difference stemming from this category amounted to EUR 3,666 million positive (2020: EUR 3,676 million positive) compared to the IFRS Statement of Financial Position;

◆
The Net Asset Value of subsidiaries that are included under the D&A method (on provisional equivalence or Standard Formula basis) in the Group Solvency II results. The revaluation difference stemming from this category amounted to EUR 7,331 million negative (2020: EUR 6,942 million negative) compared to the IFRS Statement of Financial Position;

◆	Reclassification of subordinated liabilities of EUR 3,168 million negative (2020: EUR 3,366 negative).
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

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 43

The following table shows the composition of Aegon’s total capitalization, the calculation of the gross financial leverage ratio and its fixed charge coverage:

	Note	2021	2020

Total shareholders’ equity - based on IFRS as adopted by the EU	30	24,282	22,815

Non-controlling interests and Long Term Incentive Plans not yet vested	31, SOFP 2)	253	126

Revaluation reserves	30	(6,442)	(7,480)

Adjusted shareholders’ equity		18,093	15,461
Perpetual contingent convertible securities	31	500	500

Junior perpetual capital securities	31	1,352	1,564

Perpetual cumulative subordinated bonds	31	454	454

Fixed floating subordinated notes	32	1,396	1,345

Fixed subordinated notes	32	798	740

Trust pass-through securities	33	126	126

Currency revaluation other equity instruments 1)		16	(1)

Hybrid leverage		4,642	4,728

Senior debt 3)	37	1,290	1,241

Senior leverage		1,290	1,241

Total gross financial leverage		5,932	5,969

Total capitalization		24,008	21,430

Gross financial leverage ratio		24.7%	27.9%

Fixed Charge Coverage		9.3 x	8.3 x

1	Other equity instruments that are denominated in foreign currencies are, for purpose of calculating hybrid leverage, revalued to the period-end exchange rate.
2	Non-controlling interests are disclosed in the statement of financial position.
3	Senior debt for the gross financial leverage calculation also contains swaps for an amount of EUR (2) million (2020: EUR 0 million).
Aegon N.V. is subject to legal restrictions with regard to the amount of dividends it can pay to its shareholders. Under Dutch law, the amount that is available to pay dividends consists of total shareholders’ equity less the issued and outstanding capital and the reserves required by law. The legal reserves in respect of the foreign currency translation reserve (FCTR), group companies and the revaluation reserves, cannot be freely distributed. In case of negative balances for individual reserves legally to be retained, no distributions can be made out of retained earnings to the level of these negative amounts. Total distributable items under Dutch law amounted to EUR 14,093 million as at December 31, 2021 (2020: EUR 12,797 million). The following table shows the composition of the total distributable items:

Distributable items	2021	2020

Equity attributable to shareholders based on IFRS as adopted by the EU	24,282	22,815

Non-distributable items:

Share capital	(321)	(320)

Legal reserves 1)	(9,868)	(9,697)
At December 31	14,093	12,797

1	The legal reserves in respect of the foreign currency translation reserve (FCTR), group companies and the positive revaluations in the revaluation reserves, cannot be freely distributed.
Besides the distributable items under Dutch law, a second restriction on the possibility to distribute dividends stems from Solvency II (Dutch Supervision act).

Distributable reserves	2021	2020

Reserves available for financial surpervision purposes	19,431	18,582

Solvency requirement under the Financial Supervision Act	9,226	9,473
Total distributable reserves on the basis of solvency requirements	10,205	9,109
The freely distributable reserves is the minimum of distributable items under Dutch law and the freely distributable capital on the basis of solvency requirements and amounted to EUR 10,205 million as at December 31, 2021 (2020: EUR 9,109 million).

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 44

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

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 44

Fair value hierarchy
The table below provides an analysis of assets and liabilities recorded at fair value on a recurring basis by level of the fair value hierarchy:

	Level I	Level II	Level III	Total 2021

Assets carried at fair value

Available-for-sale

Shares	84	75	191	350

Debt securities	25,166	68,131	603	93,899

Money market and other short-term instruments	1,204	3,586	-	4,790

Other investments at fair value	-	246	599	844

	26,453	72,038	1,393	99,884

Fair value through profit or loss

Shares	85	237	1,343	1,665

Debt securities	130	3,161	5	3,296

Money market and other short-term instruments	18	102	-	120

Other investments at fair value	2	389	3,010	3,401

Investments for account of policyholders 1)	129,794	119,653	943	250,390

Derivatives	150	8,676	1	8,827

Investments in real estate	-	-	2,643	2,643

Investments in real estate for policyholders	-	-	563	563

	130,178	132,219	8,507	270,904

Revalued amounts

Real estate held for own use	-	-	185	185

	-	-	185	185

Total assets at fair value	156,631	204,256	10,086	370,974

Liabilities carried at fair value
Investment contracts for account of policyholders 2)	-	71,249	(6)	71,242

	-	-	-	-

Derivatives	39	7,162	3,437	10,639
Total liabilities at fair value	39	78,411	3,431	81,881

1	The investments for account of policyholders include investments carried at fair value through profit or loss.
2	The investment contracts for account of policyholders represents only those investment contracts carried at fair value.

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 44

	Level I	Level II	Level III	Total 2020
Assets carried at fair value

Available-for-sale

Shares	90	82	173	345

Debt securities	28,300	64,914	467	93,681

Money market and other short-term instruments	832	3,726	-	4,558

Other investments at fair value	-	415	581	996

	29,222	69,136	1,221	99,580

Fair value through profit or loss

Shares	80	226	1,329	1,634

Debt securities	168	5,260	242	5,669

Money market and other short-term instruments	17	93	-	109

Other investments at fair value	1	470	2,174	2,645

Investments for account of policyholders 1)	118,057	104,635	1,012	223,705

Derivatives	34	13,930	22	13,986

Investments in real estate	-	-	2,385	2,385

Investments in real estate for policyholders	-	-	467	467

	118,356	124,613	7,631	250,600

Revalued amounts

Real estate held for own use	-	-	209	209

	-	-	209	209

Total assets at fair value	147,578	193,750	9,061	350,389

Liabilities carried at fair value

Investment contracts for account of policyholders 2)	-	59,637	(12)	59,625

Derivatives	61	9,654	4,902	14,617

Total liabilities at fair value	61	69,291	4,890	74,242

1	The investments for account of policyholders include investments carried at fair value through profit or loss.
2	The investment contracts for account of policyholders represents only those investment contracts carried at fair value.
3	Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.
Significant transfers between Level I, Level II and Level III
Aegon’s policy is to record transfers of assets and liabilities between Level I, Level II and Level III at their fair values as of the beginning of each reporting period.
The table below shows transfers between Level I and Level II for financial assets and financial liabilities recorded at fair value on a recurring basis.

	Total 2021		Total 2020
	Transfers Level I to Level II	Transfers Level II to Level I	Transfers Level I to Level II	Transfers Level II to Level I
Assets carried at fair value

Available-for-sale
Debt securities	44	32	-	46
	44	32	-	46

Total assets at fair value	44	32	-	46

Total Liabilities carried at fair value	-	-	-	-
Transfers are identified based on transaction volume and frequency, which are indicative of an active market.

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 44

Movements in Level III financial instruments measured at fair value
The following table summarizes the chang
e
 of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable inputs (Level III), including realized and unrealized gains (losses) of all assets and liabilities and unrealized gains (losses) of all assets and liabilities still held at the end of the respective period.

Assets carried at fair value
Available-for-sale
Shares	173	-	-	1	3	30	(26)	(0)	11	-	-	-	-	191	-
Debt securities	467	-	-	(1)	6	228	(29)	(46)	22	-	203	(246)	-	603	-
Money markets and other short-term instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other investments at fair value	581	-	-	(113)	7	111	(24)	(6)	43	-	-	-	-	599	-
	1,221	-	-	(114)	16	368	(80)	(52)	77	-	203	(246)	-	1,393	-

Fair value through profit or loss
Shares	1,329	-	-	150	-	179	(316)	1	1	-	-	-	-	1,343	147
Debt securities	242	-	-	(1)	-	124	(361)	(0)	-	-	-	-	-	5	1
Other investments at fair value	2,173	-	-	796	-	492	(638)	-	186	-	-	-	-	3,010	(1)
Investments for account of policyholders	1,012	-	-	206	(0)	(198)	(93)	-	22	-	-	(7)	-	943	162
Derivatives	22	-	-	(17)	-	-	(4)	-	-	-	-	-	-	1	(10)
Investments in real estate	2,385	-	-	253	-	48	(60)	-	3	14	-	-	-	2,643	253
Investments in real estate for policyholders	467	-	-	46	-	60	(43)	-	32	-	-	-	-	563	66
	7,631	-	-	1,433	(0)	705	(1,514)	-	245	14	-	(7)	-	8,507	618

Revalued amounts
Real estate held for own use	209	-	-	(16)	(4)	6	-	(0)	5	(14)	-	-	-	185	1
	209	-	-	(16)	(4)	6	-	(0)	5	(14)	-	-	-	185	1

Total assets at fair value	9,061	-	-	1,303	12	1,079	(1,594)	(52)	326	-	203	(253)	-	10,086	619

Liabilities carried at fair value
Investment contracts for account of policyholders	(12)	-	-	(1)	-	(361)	366	-	2	-	-	-	-	(6)	3
Derivatives	4,902	-	-	(1,627)	-	-	(14)	-	176	-	-	-	-	3,437	607
	4,890	-	-	(1,628)	-	(361)	352	-	178	-	-	-	-	3,431	610

1	Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item Results from financial transactions of the income statement.
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

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 44

Assets carried at fair value
Available-for-sale
Shares	157	-	-	(27)	24	49	(15)	(1)	(12)	-	-	(2)	-	173	-
Debt securities	1,074	-	-	3	(19)	155	(11)	(34)	(32)	-	26	(695)	-	467	-
Money markets and other short-term instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other investments at fair value	482	-	-	(140)	28	302	(19)	(22)	(50)	-	-	-	-	581	-
	1,712	-	-	(163)	34	505	(45)	(56)	(94)	-	26	(697)	-	1,221	-

Fair value through profit or loss
Shares	1,401	-	-	(132)	-	160	(97)	-	(3)	-	-	-	-	1,329	(98)
Debt securities	4	-	-	-	-	276	(37)	-	-	-	-	-	-	242	-
Other investments at fair value	2,049	-	-	122	-	432	(250)	-	(184)	-	16	(13)	-	2,173	(1)
Investments for account of policyholders	1,805	-	-	3	-	(168)	(607)	-	(20)	-	-	-	-	1,012	37
Derivatives	56	-	-	(33)	-	-	-	-	-	-	-	-	-	22	(32)
Investments in real estate	2,901	-	-	65	-	150	(717)	-	(14)	-	-	-	-	2,385	196
Investments in real estate for policyholders	586	-	-	(36)	-	4	(56)	-	(31)	-	-	-	-	467	(52)
	8,802	-	-	(11)	-	854	(1,765)	-	(251)	-	16	(13)	-	7,631	51

Revalued amounts
Real estate held for own use	208	-	-	(9)	18	5	(5)	-	(8)	-	-	-	-	209	-
	208	-	-	(9)	18	5	(5)	-	(8)	-	-	-	-	209	-

Total assets at fair value	10,722	-	-	(183)	51	1,364	(1,815)	(57)	(354)	-	42	(710)	-	9,061	51

Liabilities carried at fair value
Investment contracts for account of policyholders	197	-	-	9	-	(200)	(16)	-	(3)	-	-	-	-	(12)	7
Derivatives	3,081	-	-	2,073	(9)	-	(15)	-	(228)	-	-	-	-	4,902	314
	3,278	-	-	2,082	(9)	(200)	(31)	-	(231)	-	-	-	-	4,890	321

1	Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item Results from financial transactions of the income statement.
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
During 2021, Aegon transferred certain financial instruments from Level I and II to Level III of the fair value hierarchy. The reason for the change in level was that the market liquidity for these securities decreased, which led to a change in market observability of prices. Prior to transfer, the fair valu
e
 for the Level II securities was determined using observable market transactions or corroborated broker quotes respectively for the same or similar instruments. Since the transfer, all such assets have been valued using valuation models incorporating significant non market-observable inputs or uncorroborated broker quotes.

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 44

Similarly, during 2021, Aegon transferred certain financial instruments from Level III to Level I and II of the fair value hierarchy. The change in level was mainly the result of a return of activity in the market for these securities and that for these securities the fair value could be determined using observable market transactions or corroborated broker quotes for the same or similar instruments.
Valuation techniques and significant unobservable inputs
The table below presents information about the significant unobservable inputs used for recurring fair value measurements for certain Level III financial instruments.

	Valuation technique 1)	Significant unobservable input 2)	December 31, 2021	Range (weighted average)	December 31, 2020	Range (weighted average)
Assets carried at fair value
Available-for-sale

Shares

	Net asset value	n.a.	166	n.a.	136	n.a.

	Other	n.a.	25	n.a.	37	n.a.
			191		173

Debt securities

	Broker quote	n.a.	493	n.a.	374	n.a.

	Discounted cash flow	Credit spread	-	n.a.	29	2.38%

	Discounted cash flow	Constant Prepayment Rate	5	21.43%	6	n.a.

	Discounted cash flow	Constant Prepayment Rate	22	9.95%	24	8.57%

	Other	n.a.	82	n.a.	34	n.a.
			603		467

Other investments at fair value

Tax credit investments	Discounted cash flow	Discount rate	541	7.09%	517	6.55%

Investment funds	Net asset value	n.a.	3	n.a.	12	n.a.

Other	Other	n.a.	56	n.a.	52	n.a.
			599		581
At December 31			1,393		1,221

Fair value through profit or loss

Shares	Other	n.a.	1,343	n.a.	1,329	n.a.

Debt securities	Other	n.a.	5	n.a.	3	n.a.

Debt securities	Broker quote	n.a.	-	n.a.	239	n.a.
			1,348		1,571

Other investments at fair value

Investment funds	Net asset value	n.a.	2,944	n.a.	2,095	n.a.

Other	Other	n.a.	66	n.a.	79	n.a.
			3,010		2,174

Derivatives

Longevity swap	Discounted cash flow	Mortality	-	n.a.	22	n.a.
			-		22

Total assets at fair value 3)			5,750		7,582

Liabilities carried at fair value

Derivatives

Embedded derivatives in insurance contracts	Discounted cash flow	Own credit spread	3,437	0.23%	4,902	0.25%
Total liabilities at fair value			3,437		4,902

1	Other in the table above (column Valuation technique) includes investments for which the fair value is uncorroborated and no broker quote is received.
2
Not applicable (n.a.) has been included when the unobservable inputs are not developed by the Group and are not reasonably available. Refer to the section Fair value measurement in this note for a detailed description of Aegon’s methods of determining fair value and the valuation techniques.

3
Investments for account of policyholders are excluded from the table above and from the disclosure regarding reasonably possible alternative assumptions. Policyholder assets, and their returns, belong to policyholders and do not impact Aegon’s net result or equity. The effect on total assets is offset by the effect on total liabilities. Derivatives exclude derivatives for account of policyholders amounting to 1 (2020: 0)

For reference purposes, the valuation techniques included in the table above are described in more detail on the following pages.

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 44

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
An increase in own credit spread results in lower valuation, while a decrease results in a higher valuation of the embedded derivatives.
The table below presents the impact on a fair value measurement of a change in the own credit spread by 5 basis points included in the discount rate.

	December 31, 2021	Effect of reasonably possible alternative assumptions (+/-)		December 31, 2020	Effect of reasonably possible alternative assumptions (+/-)
		Increase	Decrease		Increase	Decrease
Financial liabilities carried at fair value

Embedded derivatives in insurance contracts	3,437	39	(39)	4,902	48	(48)
Fair value information about assets and liabilities not measured at fair value
The following table presents the carrying values and estimated fair values of assets and liabilities, excluding assets and liabilities which are carried at fair value on a recurring basis.

2021		Estimated fair value hierarchy			Total estimated
	Carrying amount December 31, 2021	Level I	Level II	Level III	fair value December 31, 2021

Assets

Mortgage loans - held at amortized cost	39,991	-	1	44,366	44,366

Private loans - held at amortized cost	4,883	-	34	5,457	5,491

Other loans - held at amortized cost	1,949	21	1,923	5	1,949

Liabilities

Subordinated borrowings - held at amortized cost	2,194	1,567	872	-	2,438

Trust pass-through securities - held at amortized cost	126	-	139	-	139

Borrowings – held at amortized cost	9,661	1,735	2,662	5,773	10,171

Investment contracts - held at amortized cost	21,573	-	-	20,861	20,861

2020		Estimated fair value hierarchy			Total estimated
	Carrying amount December 31, 2020	Level I	Level II	Level III	fair value December 31, 2020

Assets

Mortgage loans - held at amortized cost	38,244	-	1	43,257	43,258

Private loans - held at amortized cost	4,358	-	38	5,242	5,280

Other loans - held at amortized cost	1,917	41	1,850	26	1,917

Liabilities

Subordinated borrowings - held at amortized cost	2,085	1,517	834	-	2,351

Trust pass-through securities - held at amortized cost	126	-	51	91	142

Borrowings – held at amortized cost	8,524	1,766	2,083	5,315	9,165

Investment contracts - held at amortized cost	20,889	-	-	20,382	20,382
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

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 44

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
Available-for-sale
shares include shares in a Federal Home Loan Bank (FHLB) for an amount of EUR 112 million (2020: EUR 93 million), which are reported as part of the line-item Net asset value. A FHLB has implicit financial support from the United States government. The redemption value of the shares is fixed at par and they can only be redeemed by the FHLB.
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

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 44

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
Corporate bonds
Valuations of corporate bonds are monitored and reviewed on a monthly basis. The pricing hierarchy is dependent on the possibility of corroboration of market prices when available. If no market prices are available, valuations are determined by a discounted cash flow methodology using an internally calculated yield. The yield is comprised of a credit spread over a given benchmark. In all cases the benchmark is an observable input. The credit spread contains both observable and unobservable inputs. Aegon starts by taking an observable credit spread from a similar bond of the given issuer, and then adjust this spread based on unobservable inputs. These unobservable inputs may include subordination, liquidity and maturity differences. During 2021, there were no corporate bonds that met the policy threshold to be internally modeled.
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
Tax credit investments
The Level III fair value of tax credit investments is determined by using a discounted cash flow valuation technique. This valuation technique takes into consideration projections of future capital contributions and distributions, as well as future tax credits and the tax benefits of future operating losses. The present value of these cash flows is calculated by applying a discount rate. In general, the discount rate is determined based on the cash outflows for the investments and the cash inflows from the tax credits and/or tax benefits (and the timing of these cash flows). These inputs are unobservable in the market place. The discount rate used in valuation of tax credit investments has increased to 7.1% (December 31, 2020: 6.6%).

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 44

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
Since the price of these guarantees is not quoted in any market, the fair values of these guarantees are based on discounted cash flows calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. Given the complexity and long-term nature of these guarantees which are unlike instruments available in financial markets, their fair values are determined by using stochastic models under a variety of market return scenarios. A variety of factors are considered, including own credit spread, expected market rates of return, equity and interest rate volatility, correlations of market

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 44

returns, discount rates and actuarial assumptions. The most significant unobservable factor is own credit spread. The weighted average own credit spread used in the valuations of embedded derivatives in insurance contracts decreased to 0.23% (2020: 0.25%).
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
Aegon extrapolates yield curves beyond market observable maturities. The discount rates converge linearly in 10 years to an Ultimate Forward Rate. In the Netherlands, the ultimate forward rate is 3.65% from the last liquid point. The US ultimate forward rate extrapolates linearly beyond 30 years using an average of forward interest rates implied by the market between 20 years and 30 years. In the US, the ultimate forward rate is 3.55% from the last liquid point. The uniform last liquid point for all Aegon’s major currencies (EUR, USD and GBP) is set at 30 years.
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
Trust pass-through securities and subordinated borrowings
Trust pass-through securities and subordinated borrowings are either carried at fair value (if they are designated as financial liabilities at fair value through profit or loss) or amortized cost (with fair value being disclosed in the notes to the consolidated financial statements). For the determination of the fair value of these instruments, the level hierarchy as described by IFRS is used. The preferred method of obtaining the fair value of the fair value option bonds is the quoted price (Level I). In case markets are less liquid or the quoted prices are not available, Aegon’s valuation policy utilizes a pricing hierarchy which dictates that publicly available prices are initially sought from indices and third-party pricing services. During 2021, the US method of obtaining fair value for trust pass-through securities and subordinated borrowings changed from using internal models to obtaining independent third-party vendor prices. The updated approach reflects consistency in pricing source for the investment grade corporate debt interests and moves the pricing from an internally generated approach to one or more independent third parties. The US trust pass-through securities and subordinated borrowings are classified as Level II of the fair value hierarchy.
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

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 44

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

	2021		2020
	Trading	Designated	Trading	Designated

Investments for general account	41	8,440	114	9,943

Investments for account of policyholders	-	250,390	-	223,705

Derivatives with positive values not designated as hedges	8,390	-	13,364	-
Total financial assets at fair value through profit or loss	8,431	258,830	13,479	233,647

Investment contracts for account of policyholders	-	71,242	-	59,625

Derivatives with negative values not designated as hedges	9,617	-	13,828	-
Total financial liabilities at fair value through profit or loss	9,617	71,242	13,828	59,625
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
Aegon has certain insurance and investment liabilities that are carried at fair value with changes in the fair value recognized in the income statement. The Group has elected to designate the investments backing those liabilities at fair value through profit or loss, as a classification of available-for-sale
would result in accumulation of unrealized gains and losses in a revaluation reserve within equity whilst changes to the liability would be reflected in net result (accounting mismatch).
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

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 45

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

	2021		2020 1)
	Trading	Designated	Trading	Designated
Net gains and (losses)	(2,930)	25,591	1,150	20,411

1	Comparative amounts have been updated.
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
45 Commitments and contingencies
Investments contracted
In the normal course of business, the Group has committed itself through purchase and sale transactions of investments, mostly to be executed in the course of 2022. The amounts represent the future outflow and inflow, respectively, of cash related to these investment transactions that are not reflected in the consolidated statement of financial position.

	2021		2020
	Purchase	Sale	Purchase	Sale

Real estate	129	6	180	14

Mortgage loans	1,163	67	1,469	122

Private loans	311	-	172	-

Other	1,358	-	1,310	-
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
In the Netherlands, mortgage customers can take on top of their mortgage a construction deposit for home improvements. Undrawn amounts of construction deposits are netted against the outstanding total mortgage loans. Per December 31, 2021 an amount of EUR 319 million (2020: EUR 326 million) of construction deposits is undrawn.

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 45

Future lease payments

	< 1 year amounts	1 < 2 years amounts	2 < 3 years amounts	3 < 4 years amounts	4 < 5 years amounts	> 5 years amounts
2021
Operating lease rights	8	8	6	5	5	21

2020
Operating lease rights	8	6	5	4	4	22
The operating lease rights relate to
non-cancellable
commercial property leases.
Other commitments and contingencies

	2021	2020

Guarantees	506	364

Standby letters of credit	12	11

Share of contingent liabilities incurred in relation to interests in joint ventures	7	7

Other guarantees	11	11

Other commitments and contingent liabilities	-	7
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
Contractual obligations
In March 2019, affiliates of Transamerica Corporation and Long Term Care Group (LTCG), entered into a series of agreements to which Transamerica transferred to LTCG the administration and claims management of its long term care insurance business line, enabling Transamerica to accelerate the enhancement of its digital capabilities and modernize its long term care insurance platform. Over the course of the multi-year contract, Transamerica will pay approximately USD 390 million to LTCG. These fees represent compensation for administering Transamerica’s long term care product line including policyholder service, claims processing and care management. The agreement also contains a termination clause in which Transamerica – subject to certain limitations – agrees to compensate LTCG, on a specified schedule, for early termination.
In April 2018, affiliates of Transamerica Corporation entered into a series of agreements with affiliates of Tata Consultancy Services Limited (TCS) to administer the Company’s US life insurance, voluntary benefits, and annuity business lines. The collaboration enables Transamerica to accelerate the enhancement of its digital capabilities and the modernization of its platforms to service its customers in all lines of business. Over the course of the multi-year contract, Transamerica could pay more than USD 2 billion to TCS. These fees represent compensation for administering Transamerica’s over 10 million policies and are driven by both new business and policies already in force. In addition, this commitment includes remaining transition and conversion charges of approximately USD 9 million in 2022 as well as administrative, IT and finance service fees which are contingent on TCS meeting specified milestones in the underlying agreement with Transamerica. The agreement also contains termination clauses which in certain conditions and subject to certain limitations, could require Transamerica to compensate TCS, on a specified schedule, for early termination.
In November 2018, Aegon UK announced an extended partnership with Atos BPS Ltd (Atos) to service and administer its Traditional Products Business
(non-Platform
customers). The agreement is
a 15-year
contract under which Aegon UK pays Atos to administer around 1.4 million customers, which took effect on June 1, 2019 as planned. At year-end
2021, outstanding transition and conversion charges are estimated to amount to approximately GBP 8 million, which are expected to be recorded over the next year, with fixed payments to Atos defined in the agreement and subject to completion of milestones which have been agreed with Aegon UK.

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 45

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
Aegon N.V. has guaranteed and is severally liable for the following:

◆
Due and punctual payment of payables under letter of credit agreements applied for by Aegon N.V. as co-applicant
with its captive insurance companies that are subsidiaries of Transamerica Corporation and Commonwealth General Corporation. At December 31, 2021, the letter of credit arrangements utilized by captives to provide collateral to affiliates amounted to EUR
1,157
 million (2020: EUR
1,618

million); as of that date no amounts had been drawn, or were due under these facilities;

◆
Due and punctual payment of payables by the consolidated group companies Transamerica Corporation, Aegon Funding Company LLC and Commonwealth General Corporation with respect to fixed subordinated notes, bonds, capital trust pass-through securities and notes issued under commercial paper programs amounting to EUR
987
 million (2020: EUR
993
 million); and

◆
Due and punctual payment of any amounts owed to third parties by the consolidated group company Aegon Derivatives N.V. in connection with derivative transactions. Aegon Derivatives N.V. enters into derivative transactions with counterparties with which ISDA master netting agreements, including collateral support annex agreements, have been agreed. Net (credit) exposure on derivative transactions with these counterparties was therefore limited as of December 31, 2021.

Legal and arbitration proceedings, regulatory investigations and actions
Aegon faces significant risks of litigation as well as regulatory exams and investigations and actions relating to its and its subsidiaries’ businesses. Aegon is also subject to compliance with regulations applicable to it as a corporate entity.
Due to the geographic spread of its business, Aegon Group may be subject to tax audits or litigation in various jurisdictions. Although uncertainties are provided for adequately in the tax position, the ultimate outcome of tax audits or litigation may result in an outcome that differs from the amounts provided for.
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

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 45

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
Proceedings in which Aegon is involved
Several US insurers, including Aegon subsidiaries, have been named in class actions as well as individual litigation relating to increases in monthly deduction rates (MDR) on universal life products. Plaintiffs generally allege that the increases were made to recoup past losses rather than to cover the future costs of providing insurance coverage. Aegon’s subsidiary in the US has settled two such class actions that had been venued in the US District Court for the Central District of California. The settlement in the first of these cases, approved in January 2019, arose from increases implemented in 2015-2016. Over 99% of affected policyholders participated in that settlement. While less than 1% of policyholders opted out of the settlement, they represented approximately 43% of the value of the settlement fund. In a second case, Aegon’s subsidiary agreed to settle a class action lawsuit arising out of MDR increases in 2017 and 2018. The court approved that settlement in September 2020.
Opt-outs
in this case represented less than 7% of the value of the settlement fund. The settlement fund was reduced proportionally for opt outs. In 2021, settlements were reached with some of the opt-out
parties from both settled class actions. The remaining
opt-out
cases and disputes are ongoing, and Aegon continues to hold a provision for the remaining opt-outs
from the settlements that were approved by the court in 2019 and 2020. If this provision for these cases proves to be insufficient, then these matters could have an adverse effect on Aegon’s business, results of operations, and financial position.
Transamerica subsidiaries may face employment-related lawsuits from time to time. For example, several Transamerica subsidiaries are defendants in a class action alleging that the business model at issue improperly characterizes distributors as independent contractors instead of employees. Depending on the outcome, these lawsuits, along with similar claims against Transamerica subsidiaries and other companies and regulatory action could result in significant settlements or judgments, and could necessitate a change in the distribution model, which would be costly and could have a material impact on the financial results for that part of the Transamerica business.
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
In Poland, owners of unit-linked policies continue to file claims in civil court against Aegon over fees payable upon purchase or surrender of the product. Plaintiffs claim that these fees are not contractually supported. Aegon faces a significant number of these cases. For reasons of commercial necessity as well as at the instigation of the regulatory authorities, Aegon decided to modify the fee structure. As of 2021, a provision of EUR 8 million remains, which represents management’s best estimate of the exposure. The final amount may vary based on regulatory developments and the outcome of litigation.
In the Netherlands, unit linked products (beleggingsverzekeringen) have been controversial and the target of litigation since at least 2005. Allegations include excessive cost, unfair terms, inadequate disclosure, and failure to perform as illustrated. Consumer groups have formed to address these issues and initiate mass claims against insurers. Regulators as well as the Dutch Parliament have been involved ever since, with the principal goal of achieving an equitable resolution. Aegon has made improvements across its product lines, including after settlements reached in 2009 with Stichting Woekerpolis and Stichting Verliespolis. Aegon also decided to reduce future policy costs for the large majority of its unit-linked portfolio. Some of the unit linked products are still involved in ongoing litigation. In September 2014, consumer interest group Vereniging Woekerpolis.nl filed a claim against Aegon in court. The claim related to a range of unit linked products that Aegon sold in the past, including Aegon products involved in the earlier litigation. The claim challenges a variety of elements of these products, on multiple legal grounds, including allegations made previously. In June 2017 (and revised in December 2017), the court issued a verdict which upheld the principle that disclosures must be evaluated according to the standards at the time when the relevant products were placed in-force.
Most of the claims of Vereniging Woekerpolis. nl were dismissed under this standard, although the court found that Aegon did not adequately disclose certain charges on a limited

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 46

set of policies. The district court did not decide on the reasonableness of the cost levels and whether the previous compensation arrangements provide sufficient compensation. This court decision has been appealed by both parties. The Court of Appeal has stayed the proceedings during the preliminary proceedings at the Supreme Court in another class action of Vereniging Woekerpolis. nl against another insurance company. On February 11, 2022 the Supreme Court ruled in these preliminary proceedings. The answers to the preliminary questions of the court regarding transparency and consent about costs and cost levels are a (re)confirmation of the EU Court ruling in a previous case against another insurance company. The legal debate will now continue at the level of the Court of Appeal. Aegon expects the uncertainty about the possible impact to continue for the foreseeable future. Developments in similar cases against other Dutch insurers currently before regulators and courts may also affect Aegon. At this time, Aegon is unable to estimate the range or potential maximum liability. There can be no assurances that these matters, in the aggregate, will not ultimately result in a material adverse effect on Aegon’s business, results of operations and financial position.
Securities leasing products (aandelenlease producten) have also been the subject of litigation in the Netherlands. Although sales of securities leasing products ended more than a decade ago, litigation relating to these products has resurfaced. In December 2020 Aegon Bank N.V. reached an agreement in principle on a settlement with Leaseproces B.V. for claims regarding Vliegwiel and Sprintplan customers represented by Leaseproces. On June 4, 2021 Aegon and Leaseproces B.V. announced it had finalized its agreement to settle these claims. In September 2021, the parties announced that more than 90% of customers had agreed to the settlement, by which the last remaining threshold was met. Subsequently, most claims have been paid during the fourth quarter 2021, with a small amount remaining at year-end.
Full performance of the agreement is expected in the first half of 2022. There are still some individual claims pending. There can be no assurances that Aegon is able to resolve these cases in the way it expects and that this matter will not ultimately result in a material adverse effect on Aegon’s business, results of operations and financial position.
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

◆	Transferred financial assets that are derecognized in their entirety and Aegon does not have a continuing involvement (normal sale);
◆	Transferred financial assets that are derecognized in their entirety, but where Aegon has a continuing involvement;
◆ •	Collateral accepted in the case of securities lending, reverse repurchase agreement and derivative transactions; and
◆	Collateral pledged in the case of (contingent) liabilities, repurchase agreements, securities borrowing and derivative transactions.
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

	2021
	Available-for-sale financial assets		Financial assets at fair value through profit or loss
	Shares	Debt securities	Debt securities	Investments for account of policyholders
Carrying amount of transferred assets	34	3,705	12	96

Carrying amount of associated liabilities	37	3,941	18	-

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 46

	2020
	Available-for-sale financial assets		Financial assets at fair value through profit or loss
	Shares	Debt securities	Debt securities	Investments for account of policyholders
Carrying amount of transferred assets	64	3,068	11	153

Carrying amount of associated liabilities	71	3,166	14	-
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
2021 and as per
year-end 2020.
46.3 Assets accepted
Aegon receives collateral related to securities lending, reverse repurchase activities and derivative transactions.
Non-cash
collateral is not recognized in the statement of financial position. To the extent that cash is paid for reverse repurchase agreements, a receivable is recognized for the corresponding amount.
The following tables present the fair value of the assets received in relation to securities lending and reverse repurchase activities:

Securities lending	2021	2020

Carrying amount of transferred financial assets	3,083	2,320

Fair value of cash collateral received	2,171	2,053

Fair value of non-cash collateral received	1,102	393
Net exposure	(190)	(126)

Non-cash collateral that can be sold or repledged in the absence of default	1,004	236

Non-cash collateral that has been sold or transferred	-	-

Reverse repurchase agreements	2021	2020

Cash paid for reverse repurchase agreements	1,004	1,180

Fair value of non-cash collateral received	1,025	1,199
Net exposure	(21)	(19)

Non-cash collateral that can be sold or repledged in the absence of default	695	869

Non-cash collateral that has been sold or transferred	-	-
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

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 47

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
The following tables present the carrying amount of collateral pledged and the corresponding amounts.

Assets pledged for general account and contingent liabilities	2021	2020

General account (contingent) liabilities	3,410	2,832

Collateral pledged	4,594	4,090
Net exposure	(1,183)	(1,258)

Non-cash collateral that can be sold or repledged by the counterparty	-	-

Assets pledged for repurchase agreements	2021	2020

Cash received on repurchase agreements	821	962

Collateral pledged (transferred financial assets)	764	975
Net exposure	57	(13)
As part of Aegon’s mortgage loan funding program in the Netherlands, EUR 5.1 billion (2020: EUR 4.4 billion) has been pledged as security for notes issued (refer to note 37 Borrowings). In addition, the notes of SAECURE 17 and SAECURE 19 are held intercompany and are eliminated against the notes issued by the special purpose entity (SPE) in the consolidation process. Per December 31, 2021, as part of SAECURE 17, EUR 600 million has been posted as collateral with respect to the longevity reinsurance contract with Canada Life Reinsurance (2020: EUR 575 million). The notes from SAECURE 19 are European Central Bank eligible retained notes and therefore generated increased liquidity capacity. Additionally, in order to trade derivatives on the various exchanges, Aegon posts margin as collateral. The amount of collateral pledged for derivative transactions was EUR 2.3 billion (2020: EUR 2.3 billion).
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
set-off,
associated with the entity’s recognized financial assets and recognized financial liabilities.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amounts not set off in the statements of financial position		Net amount
				Financial instruments	Cash collateral received (excluding surplus collateral)

2021

Derivatives	8,811	-	8,811	6,045	2,519	247
At December 31	8,811	-	8,811	6,045	2,519	247

2020

Derivatives	14,030	-	14,030	8,778	5,224	27
At December 31	14,030	-	14,030	8,778	5,224	27

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 48

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Related amounts not set off in the statements of financial position		Net amount
				Financial instruments	Cash collateral pledged (excluding surplus collateral)

2021

Derivatives	7,043	-	7,043	6,768	224	52
At December 31	7,043	-	7,043	6,768	224	52

2020

Derivatives	9,633	-	9,633	9,436	170	28
At December 31	9,633	-	9,633	9,436	170	28
Financial assets and liabilities are offset in the statement of financial position when the Group has a legally enforceable right to offset and has the intention to settle the asset and liability on a net basis, or to realize the asset and settle the liability simultaneously. As shown in the second column there are no financial assets and liabilities offset in 2021 and 2020.
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
48 Companies and businesses acquired and divested
Companies and businesses acquired
2021
There were no significant acquisitions in 2021.
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
2019
There were no significant acquisitions in 2019.
Companies and businesses divested
2021
On November 29, 2020, Aegon agreed to sell its insurance, pension, and asset management businesses in Hungary, Poland, Romania, and Turkey to Vienna Insurance Group AG Wiener Versicherung Gruppe (VIG) for EUR 830 million
, of which EUR 35 million was received by Aegon in the form of net remittances in 2021.
As a result of the transaction, the Group Solvency II ratio is estimated to improve by approximately 8 percentage points. Based on the balance sheet position at December 31, 2021, a book gain amounting to EUR 266 million is expected, which includes a loss of EUR 204 million related to the foreign currency translation reserve, which will be reclassified from Other Comprehensive Income into the income statement. As a result of this transaction, IFRS equity is expected to increase by EUR 470 million. The closing of the transaction is subject to local regulatory and competition approvals customary for transactions of this nature. Aegon will continue to work with VIG to close this transaction.

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 49

On February 28, 2021, Aegon successfully completed the divestment of Stonebridge, a UK-based
provider of accident insurance products to Global Premium Holdings group, part of Embignell group. Under the terms of the agreement, Aegon sold Stonebridge for a consideration of approximately GBP 60 million (EUR 65 million), consisting of the purchase price and dividends related to the transaction. This excludes a contingent consideration of up to GBP 10 million. The transaction had no material impact on Aegon’s capital position and results.
2020
On January 29, 2020, Aegon completed the sale of its 50% stake in the variable annuity joint ventures in Japan. The sale was announced on May 17, 2019. The total cash proceeds are EUR 153 million (JPY 18.75 billion). The divestment had no material impact on Aegon’s capital position and led to an IFRS gain of EUR 53 million. This divestment had no material impact on operating result before tax going forward.
2019
On January 8, 2019, Aegon completed the sale of its businesses in Czech Republic and Slovakia. The businesses consisted mainly of unit linked life insurance coverage, term life products and pension reserves. The proceeds of the sale amount to EUR 155 million and the book gain amounts to approximately EUR 70 million, which were reflected in other income. As a consequence of the transaction, annual result before tax and operating result before tax decreased. In 2018, the operating result before tax of the combined operations amounted to EUR 17 million.
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
Americas

◆	Transamerica Corporation, Wilmington, Delaware (United States);
◆	Transamerica Casualty Insurance Company, Cedar Rapids, Iowa (United States);
◆	Transamerica Financial Life Insurance Company, Harrison, New York (United States);
◆	Transamerica Life Insurance Company, Cedar Rapids, Iowa (United States).
The Netherlands

◆	Aegon Bank N.V., The Hague;
◆	Aegon Cappital B.V., Groningen;
◆	Aegon Hypotheken B.V., The Hague;
◆	Aegon Levensverzekering N.V., The Hague;
◆	Aegon Schadeverzekering N.V., The Hague;
◆	Aegon Spaarkas N.V., The Hague;
◆	Nedasco B.V., Amersfoort;
◆	Robidus Groep B.V., Zaandam;
◆	TKP Pensioen B.V., Groningen.
United Kingdom

◆	Aegon Investment Solutions Ltd., Edinburgh;
◆	Aegon Investments Ltd., London;
◆	Scottish Equitable plc, Edinburgh;
◆	Cofunds Limited, London.
International

◆	Aegon Magyarország Általános Biztosító Zártkörűen Működő Részvénytársaság, Budapest (Aegon Hungary Composite Insurance Co.);
◆	Aegon Towarzystwo Ubezpieczeń na Życie Spótka Akcyjna, Warsaw (Aegon Poland Life);
◆	Aegon Powszechne Towarzystwo Emerytaine Spólka Akcyjna, Warsaw (Aegon Poland Pension Fund Management Co.);
◆	Aegon Emeklilik ve Hayat A.Ş., Istanbul (Aegon Turkey);
◆	Aegon Pensii Societate de Administrare a Fondurilor de Pensii Private S.A., Cluj (Aegon Romania Pension Administrator Co.);
◆	Aegon España S.A.U. de Seguros y Reaseguros, Madrid (Spain);
◆	Transamerica Life (Bermuda) Ltd., Hamilton (Bermuda).

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 50

Asset Management

◆	Aegon USA Investment Management, LLC, Cedar Rapids (United States);
◆	Aegon USA Realty Advisors, LLC, Des Moines (United States);
◆	Aegon Asset Management Holding B.V., The Hague (The Netherlands);
◆	Aegon Investment Management B.V, The Hague (The Netherlands);
◆	Aegon Asset Management UK plc, Edinburgh (United Kingdom).
The legally required list of participations as set forth in articles 379 and 414 of Book 2 of the Dutch Civil Code has been registered with the Trade Register in The Hague. Aegon N.V. has issued a statement of liability as meant in article 403 of Book 2 of the Dutch Civil Code for its subsidiary company Aegon Derivatives N.V.
Joint ventures
The principal joint ventures are listed by geographical segment. The voting powers in these joint ventures is equal to the shareholdings, unless stated otherwise.
Americas
Mongeral Aegon, Seguros e Previdencia S.A., Rio de Janeiro (Brazil) (55%, voting rights 50%).
The Netherlands

◆	AMVEST Vastgoed, Utrecht (50%);
◆	AMVEST Living & Care Fund, Utrecht (50%);
◆	AMVEST Development Fund, Amsterdam (50%).
International

◆	Santander Generales Seguros y Reaseguros, S.A., Madrid (Spain) (51%);
◆	Santander Vida Seguros y Reaseguros, S.A., Madrid (Spain) (51%);
◆	Liberbank Vida y Pensiones, Seguros y Reaseguros, S.A., Oviedo (Spain) (50%);
◆	Aegon Santander Portugal Não Vida – Companhia de Seguros S.A., Lisbon (Portugal) (51%);
◆	Aegon Santander Portugal Vida – Companhia de Seguros de Vida S.A., Lisbon (Portugal) (51%);
◆	Aegon THTF Life Insurance Co., Ltd., Shanghai (China) (50%);
◆	Aegon Life Insurance Co. ltd (India) (49%).
Asset Management

◆	Aegon Industrial Fund Management Co., Ltd, Shanghai (China) (49%).
Refer to note 25 Investments in joint ventures and associates for further details on these investments.
Investments in associates
The principal investments in associates are listed by geographical segment. The voting powers in these associates is equal to the shareholdings, unless stated otherwise.
The Netherlands

◆	AMVEST Residential Core Fund, Amsterdam (29%);
◆	N.V. Levensverzekeringmaatschappij ‘De Hoop’, The Hague (33%);
◆	OB Capital Cooperatief U.A., Schiphol (95%; Aegon does not have control to direct the daily activities of the company).
Asset Management

◆	La Banque Postale Asset Management, Paris (France) (25%).
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

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 50

contribution plans. Transactions between related parties have taken place on an arm’s length basis. Transactions between Aegon and its subsidiaries that are deemed related parties have been eliminated in the consolidation and are not disclosed in the notes.
Related party transactions include, among others, transactions between Aegon N.V. and Vereniging Aegon.
None of the transactions listed hereunder qualifies as a Material Transaction, i.e. a transaction entered into by the Company where the information regarding the transaction on its own or taken together with other transactions entered into in the course of the same financial year with the same party, constitutes inside information as defined in article 7 of the Market Abuse Regulation (MAR).
On December 15, 2021, Aegon repurchased 22,643,360 common shares B from Vereniging Aegon for the amount of EUR 2,285,621 based on 1/40 th
of the Value Weight Average Price of the common shares of the five trading days preceding this transaction.
The repurchase of common shares B was executed to align the aggregate holding of voting shares by Vereniging Aegon in Aegon with its special cause voting rights of 32.6%.
On June 3, 2021, Vereniging Aegon exercised its options rights to purchase in aggregate 1,983,360 common shares B at fair value of a common share B (being 1/40 th
of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused by the issuance of shares on June 3, 2021, in connection with the Long Term Incentive Plans for senior management.
On December 11, 2020 Aegon N.V. repurchased 2,955,600 common shares B from Vereniging Aegon for the amount of EUR 228,911.22 based on 1/40 th
of the Value Weighted Average Price of the common shares of the five trading days preceding this transaction. The repurchase of common shares B was executed to align the aggregate shareholding of Vereniging Aegon in Aegon N.V. with its special cause voting rights of 32.6%.
On May 15, 2020, Vereniging Aegon exercised its options rights to purchase in aggregate 2,154,000 common shares B at fair value of a common share B (being 1/40 th
of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused the issuance of shares on May 15, 2020, in connection with the Long Term Incentive Plans for senior management.
On December 23, 2019 Aegon N.V. repurchased 13,227,120 common shares B from Vereniging Aegon for the amount of EUR 1,384,046 based on 1/40 th
of the Value Weighted Average Price of the common shares on the five trading days preceding this transaction. The repurchase of common shares B was executed to align the shareholding of Vereniging Aegon in Aegon N.V. with its special cause voting rights of 32.6%.
On May 17, 2019, Vereniging Aegon exercised its options rights to purchase 1,773,680 common shares B at fair value of a common share B (being 1/40 th
of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused by the issuance of shares on May 17, 2019, in connection with the Long Term Incentive Plans for senior management.
Remuneration of members of the Supervisory Board, Executive Board and Key Management
The following table includes the expenses for remuneration, with amounts reflective of time spent on the Board.
Remuneration expenses

	2021	2020 2)	2019

Supervisory Board 1)	0.9	0.8	1.0

Executive Board	4.9	5.9	5.8

Key Management	27.2	24.8	26.3

In fixed compensation	16.8	14.2	14.3

In cash based variable compensation	3.4	3.3	3.6

In share based variable compensation	3.1	2.9	3.2

In pension contributions	2.8	3.2	3.9

In other benefits	1.1	1.2	1.3

1
Based on a Decree of the Dutch State Secretary of Finance which came into force as from May 7, 2021, the Supervisory Board fees were not subject to Dutch VAT anymore, retroactively as from June 13, 2019. Therefore, Aegon has not paid Dutch VAT anymore on the fees of the Supervisory Board Members as from Q2 2021. Additionally, Aegon reclaimed VAT for the period Q3 2019 - Q1 2021, except for its Supervisory Board members based in the Netherlands for practical reasons. The 2019 and 2020 amounts were restated in this table for this VAT reclaim.

2
Retroactively, fixed compensation in 2020 included
sign-on
expenses and other benefits in 2020 included mandatory local social security expenses for Key Management members that were not included in this table last year.

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 50

Fixed compensation of Key Management included severance payments in 2021 (EUR 2.2 million) and 2019 (EUR 0.7 million). Key Management consisted of all members of the Supervisory Board, Executive Board and Management Board (see the chapter Composition of the Boards for more details).
Additional information on the remuneration and share-based compensation of members of the Executive Board and the remuneration of the Supervisory Board is disclosed in the Remuneration report.
Interests in Aegon N.V. held by active members of the Executive Board
Shares held in Aegon at December 31, 2021 by Mr. Friese amount to 56,554 (2020: 36,001) and by Mr. Rider to 103,699
(2020: 78,164). The shares held in Aegon mentioned above do not exceed 1% of total outstanding share capital at the reporting date. At the reporting date no loans with Aegon or outstanding balances such as guarantees or advanced payments exist for either Mr. Friese or Mr. Rider.
Common shares held by Supervisory Board members

Shares held in Aegon at December 31	2021	2020

Ben J. Noteboom	23,500	23,500

Dona D. Young	13,260	13,260

Total	36,760	36,760
Shares held by Supervisory Board members are only disclosed for the period for which they have been part of the Supervisory Board. At the reporting date no loans with Aegon or outstanding balances such as guarantees or advanced payments exist for the members of the Supervisory Board.

Aegon Annual Report on Form 20-F 2021

Notes to the consolidated financial statements Note 50

51 Events after the reporting period
On February 24, 2022, Russia invaded Ukraine, which caused a humanitarian crisis and is also impacting global financial markets and causing economic turbulence. At the date of this report the depth and length of this invasion
 is unknown, and the situation is changing rapidly from day to day.
Aegon is closely monitoring the financial markets and economic turbulence that has arisen as a consequence of the situation and the related international sanctions, and its impact on Aegon. The most significant risks Aegon faces are related to financial markets, particularly from volatility in credit, equity and interest rates. The notes to Aegon’s financial statements include elaborate descriptions and related financial market sensitivities. Aegon is actively managing its risks and capital position to maintain a robust balance sheet, as the Company navigates through the uncertainty created by the current geopolitical situation. The Company is on high alert status to help ensure the safety and well-being of its staff, as well as its capability to support its customers, while maintaining our financial and operational resilience.
Aegon has no direct operations in Russia and Ukraine. Aegon’s direct investment exposure in the company’s general account portfolio to Russia and Ukraine is to mainly corporates and amounts to approximately EUR 27 million and EUR 42 million respectively, based on the book value as per March 3, 2022.
The combined exposure to Russia and Ukraine on investments for account of policyholders with guarantees amounts to approximately EUR 38 million.
The Hague, the Netherlands, March 2
1
, 2022

Supervisory Board
William L. Connelly
Mark A. Ellman
Jack McGarry
Ben J. Noteboom
Caroline Ramsay
Thomas Wellauer
Corien M. Wortmann-Kool
Dona D. Young
Executive Board
Lard Friese
Matthew J. Rider

Aegon Annual Report on Form 20-F 2021

Financial statements of Aegon N.V.

Financial statements of Aegon N.V.
267	Income statement of Aegon N.V.

268	Statement of financial position of Aegon N.V.

Notes to the financial statements of Aegon N.V.

269	1	General information

269	2	Significant accounting policies

269	3	Investment income

269	4	Results from financial transactions

270	5	Commissions and expenses

270	6	Interest charges and related fees

270	7	Income tax

270	8	Shares in group companies

271	9	Loans to group companies

271	10	Non-current assets

271	11	Receivables

271	12	Other current assets

271	13	Share capital

273	14	Shareholders’ equity

276	15	Other equity instruments

277	16	Subordinated borrowings

277	17	Long-term borrowings

277	18	Current liabilities

278	19	Commitments and contingencies

278	20	Number of employees

278	21	Auditor’s remuneration

278	22	Events after the reporting period

279	23	Proposal for profit appropriation

Other information
280	Profit appropriation

281	Major shareholders

Other financial information

284	Schedule I

285	Schedule II

287	Schedule III

289	Schedule IV

290	Schedule V

291	Auditor’s report on the Annual Report on Form 20-F

Aegon Annual Report on Form 20-F 2021

Financial statements of Aegon N.V.

Income statement of Aegon N.V.
For the year ended December 31

Amounts in EUR million	Note	2021	2020

Result

Investment Income	3	13	10

Total revenues		13	10

Results from financial transactions	4	3	2

Total result		16	12

Charges

Commissions and expenses	5	80	71

Interest charges and related fees	6	129	126

Total charges		210	197

Result before tax		(193)	(185)

Income Tax	7	54	39

Result after tax		(139)	(146)

Net result group companies	8	2,119	-

Net result		1,980	(146)

Aegon Annual Report on Form 20-F 2021

Financial statements of Aegon N.V.

Statement of financial position of Aegon N.V.
As at December 31

Before profit appropriation, amounts in EUR million	Note	2021	2020

Non-current assets

Financial fixed assets

Shares in group companies	8	26,042	24,846

Loans to group companies	9	1,829	1,392

Other non-current assets	10	138	148

		28,009	26,386

Current assets

Receivables

Receivables from group companies	11	35	56

Other receivables	11	181	100

Other current assets	12	90	198

Accrued interest and rent		6	9

		312	363

Cash and cash equivalents

Cash and cash equivalents		1,204	887

Total assets		29,524	27,636

Shareholders’ equity

Share capital	13	321	320

Paid-in surplus	14	7,033	7,160

Revaluation account	14	6,453	7,491

Legal reserves – foreign currency translation reserve	14	258	(601)

Legal reserves in respect of group companies	14	2,316	1,710

Retained earnings, including treasury shares	14	7,652	8,617

Remeasurement of defined benefit plans of group companies	14	(2,199)	(2,534)

Net result	14	1,980	(146)

		23,813	22,018

Other equity instruments	15	2,363	2,569

Total equity		26,176	24,586

Non-current liabilities

Subordinated borrowings	16	1,396	1,345

Long-term borrowings	17	1,266	1,218

		2,662	2,563

Current liabilities	18

Loans from group companies		7	6

Payables to group companies		422	44

Other current liabilities		227	406

Accruals and deferred income		31	30

		686	486

Total liabilities		3,349	3,049

Total equity and liabilities		29,524	27,636

Aegon Annual Report on Form 20-F 2021

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
Aegon N.V. (or ‘the Company’) and its subsidiaries (‘Aegon’ or ‘the Group’) have life insurance and pensions operations and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limited extent banking operations. Aegon focuses on three core markets (the United States, the Netherlands, and the United Kingdom), three growth markets (Spain & Portugal, China, and Brazil) and one global asset manager. Furthermore, Aegon has activities in Asia and Southern and Eastern Europe. Headquarters are located in The Hague, the Netherlands. The Group employs over 22,000 people worldwide (2020: over 22,000).
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
Revaluation account includes unrealized gains and losses on
available-for-sales
assets and the positive changes in value that have been recognized in net result relating to investments (including real estate) and which do not have a frequent market listing.
Legal reserves in respect of group companies include net increases in net asset value of subsidiaries and associates since their first inclusion, less any amounts that can be distributed without legal restrictions.
A reference is made to Note 2 Significant accounting policies of the consolidated financial statements for the description of the accounting policies applied.
3 Investment income

	2021	2020

Interest income from intercompany loans	12	16

Interest income from derivatives	1	(6)

Total	13	10
4 Results from financial transactions

	2021	2020

Net fair value change of derivatives	5	(2)

Net foreign currency gains and (losses)	(1)	4

Total	3	2
Net fair value change of derivatives mostly comprises of fair value changes on derivatives that are designated as economic hedges for which no hedge accounting is applied.

Aegon Annual Report on Form 20-F 2021

Notes to the financial statements of Aegon N.V. Note 5

5 Commissions and expenses

	2021	2020

Employee expenses	84	86

Administration expenses	71	58

Cost sharing to group companies	(75)	(72)

Total	80	71
6 Interest charges and related fees

	2021	2020

Subordinated borrowings	68	67

Borrowings	54	50

Other	8	8

Total	129	126
7 Income tax

	2021	2020

Current Tax

Current Tax	54	39

Income tax for the period (result) / charge	54	39

Reconciliation between standard and effective tax

Result before tax	(193)	(185)

Tax on result on Dutch corporate result tax rate	48	46

Differences due to the effect of:

Tax rate changes	4	-

Change in uncertain tax positions	8	-

Non deductible expenses	(7)	(7)

Total	54	39
8 Shares in group companies

	2021	2020

At January 1	24,846	25,037

Capital contributions and acquisitions	65	96

Dividend received	(1,196)	(735)

Net result for the financial year	2,120	-

Revaluations	209	448

At December 31	26,042	24,846
For a list of names and locations of the most important group companies, refer to note 49 Group companies of the consolidated financial statements of the Group. The legally required list of participations as set forth in article 379 of Book 2 of the Netherlands Civil Code has been registered with the Commercial Register of The Hague.

Aegon Annual Report on Form 20-F 2021

Notes to the financial statements of Aegon N.V. Note 9

9 Loans to group companies

	2021	2020
At January 1	1,392	1,337

Additions / (repayments)	308	110

Other changes	128	(56)

At December 31	1,829	1,392

Current	639	788

Non-current	1,190	604
The other changes in Loans to group companies mainly relate to currency exchange rate fluctuations.
10
Non-current
assets
Other
non-current
assets included deferred tax assets of EUR 138 million (2020: EUR 148 million).
11 Receivables
Receivables from group companies and other receivables have a maturity of less than one year.
Aegon N.V., together with certain of its subsidiaries, is part of a tax grouping for Dutch corporate income tax purposes. The members of the fiscal unit are jointly and severally liable for any taxes receivable or payable by the Dutch tax grouping.
Other receivables included an income tax receivable of EUR 157 million.
12 Other current assets
Other current assets include derivatives with positive fair values of EUR 77 million (2020: EUR 196 million).
13 Share capital

Issued and outstanding capital	2021	2020
Common shares	253	252

Common shares B	68	69

Total share capital	321	320

Common shares	2021	2020
Authorized share capital	720	720

Number of authorized shares (in million)	6,000	6,000

Par value in cents per share	12	12

Common shares B	2021	2020
Authorized share capital	360	360

Number of authorized shares (in million)	3,000	3,000

Par value in cents per share	12	12
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

Aegon Annual Report on Form 20-F 2021

Notes to the financial statements of Aegon N.V. Note 13

The following table shows the movement during the year in the number of common shares and common shares B:

	Common shares		Common shares B

	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount

At January 1, 2020	2,105,139	253	585,022	70

Shares withdrawn	(9,491)	(1)	(13,227)	(2)

Dividend	2,466	-	-	-

At December 31, 2020	2,098,114	252	571,795	69

Shares withdrawn	(2,466)	(0)	(2,956)	(0)

Dividend	10,665	1	-	-

At December 31, 2021	2,106,313	253	568,839	68
The following table shows the weighted average number of common shares and common shares B:

	Weighted average number of common shares (thousands)	Weighted average number of common shares B (thousands)

2020	2,101,749	579,312

2021	2,101,231	570,629
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
Board remuneration
Detailed information on remuneration of active and retired members of the Executive Board including their share plans, remuneration of active and retired members of the Supervisory Board along with information about shares held in Aegon by the members of the Boards is included in note 50 Related party transactions to the consolidated financial statements of the Group and in the remuneration report on page 4
9
.

Aegon Annual Report on Form 20-F 2021

Notes to the financial statements of Aegon N.V. Note 14

14 Shareholders’ equity

	Share capital	Paid- in surplus	Revaluation account	Legal reserves FCTR	Legal reserves group compa- nies	Retained earnings	Remeasure- ment of defined benefit plans of group companies	Treasury shares	Net result	Total

At January 1, 2021	320	7,160	7,491	(601)	1,710	8,798	(2,534)	(181)	(146)	22,018

Net result 2020 retained	-	-	-	-	-	(146)	-	-	146	-

Net result 2021	-	-	-	-	-	-	-	-	1,980	1,980

Total net result	-	-	-	-	-	(146)	-	-	2,125	1,980

Foreign currency translation differences and movement in foreign investment hedging reserves	-	-		859	-	-	(65)	-	-	795

Changes in revaluation in subsidiaries	-	-	(1,035)	-	-	-	-	-	-	(1,035)

Changes in revaluation reserve real estate held for own use	-	-	(3)	-	-					(3)

Remeasurement of defined benefit plans of group companies	-	-	-	-	-	-	399	-	-	399

Changes and transfer to legal reserve	-	-	-	-	606	(587)	-	-	-	19

Other	-	-	-	-	-	14	-	-	-	14

Other comprehensive income / (loss)	-	-	(1,038)	859	606	(573)	335	-	-	189

Shares issued	1	-	-	-	-	-	-	-	-	1

Shares withdrawn	(1)	-	-	-	-	-	-	-	-	(1)

Dividends paid on common shares	-	(127)	-	-	-	(120)	-	-	-	(247)

Issuance and purchase of treasury shares	-	-	-	-	-	4	-	(92)	-	(88)

Coupons on perpetual securities	-	-	-	-	-	(39)	-	-	-	(39)

At December 31, 2021	321	7,033	6,453	258	2,316	7,924	(2,199)	(273)	1,980	23,813

Aegon Annual Report on Form 20-F 2021

Notes to the financial statements of Aegon N.V. Note 14

	Share capital	Paid- in surplus	Revalua- tion account	Legal reserves FCTR	Legal reserves group companies	Retained earnings	Remeasurement of defined benefit plans of group companies	Treasury shares	Net result	Total

At January 1, 2020	323	7,213	6,120	426	1,703	7,499	(2,397)	(281)	1,235	21,842

Net result 2019 retained	-	-	-	-	-	1,235	-	-	(1,235)	-

Net result 2020	-	-	-	-	-	-	-	-	(146)	(146)

Total net result	-	-	-	-	-	1,235	-	-	(1,382)	(146)

Foreign currency translation differences and movement in foreign investment hedging reserves	-	-		(1,027)	-	-	83	-	-	(945)

Changes in revaluation in subsidiaries	-	-	1,589	-	-	-	-	-	-	1,589

Changes in revaluation reserve real estate held for own use	-	-	18	-	-					18

Remeasurement of defined benefit plans of group companies	-	-	-	-	-	-	(220)	-	-	(220)

Changes and transfer to legal reserve	-	-	(235)	-	6	245	-	-	-	17

Other	-	-	-	-	-	2	-	-	-	2

Other comprehensive income / (loss)	-	-	1,371	(1,027)	6	247	(137)	-	-	460

Shares withdrawn	(3)	-	-	-	-	(42)	-	45	-	-

Dividends paid on common shares	-	(54)	-	-	-	(64)	-	-	-	(118)

Dividend withholding tax reduction	-	-	-	-	-	1	-	-	-	1

Issuance and purchase of treasury shares	-	-	-	-	-	(52)	-	55	-	3

Coupons on perpetual securities	-	-	-	-	-	(38)	-	-	-	(38)

Incentive plans	-	-	-	-	-	10	-	-	-	10

At December 31, 2020	320	7,160	7,491	(601)	1,710	8,798	(2,534)	(181)	(146)	22,018
The balance of the revaluation account, which includes revaluation reserves for real estate, cash flow hedging and investments that do not have a frequent market listing, consisted of EUR 7,294 million (2020: EUR 7,988 million) of items with positive revaluation and of EUR 840 million (2020: EUR 496 million) of items with negative revaluation (on cash flow hedging and AFS investments). The revaluation linked to cash flow hedging hedging is identified on individual cash flow hedge positions.
The legal reserves in resp
e
ct of the foreign currency translation reserve (FCTR), group companies and the revaluation reserves, cannot be freely distributed. In case of negative balances for individual reserves legally to be retained, no distributions can be made out of retained earnings to the level of these negative amounts.
Certain of Aegon’s subsidiaries, principally insurance companies, are subject to restrictions on the amounts of funds they may transfer in the form of cash dividends or otherwise to their parent companies. There can be no assurance that these restrictions will not limit or restrict Aegon in its ability to pay dividends in the future.
For more details on distributable reserves, refer to note 43 Capital management and solvency of the consolidated financial statements.
On the reporting date, Aegon N.V. and its subsidiaries held 71,780,196 (2020: 53,747,701) of its own common shares and 30,588,800 (2020: 12,884,400) own common shares B with a par value of EUR 0.12 each.
Movements in the number of treasury common shares held by Aegon N.V. were as follows:

Aegon Annual Report on Form 20-F 2021

Notes to the financial statements of Aegon N.V. Note 14

	2021		2020

	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount

At January 1	52,686	171	65,540	269

Transactions in 2021:

Sale: transactions, average price 3.90	(4,139)	(16)

Shares witdrawn: 1 transaction, average price EUR 3.89	(2,466)	(10)

Sale: 1 transaction, average price 3.89	(15,274)	(59)

Purchase: 1 transaction average price 3.70	35,933	133

Sale: 1 transaction, average price 3.02	(17,314)	(52)

Purchase: 1 transaction average price 4.46	21,532	96

Transactions in 2020:

Sale: transactions, average price EUR 4.52			(4,445)	(20)

Shares witdrawn: 1 transaction, average price EUR 4.52			(9,491)	(43)

Sale: 1 transaction, average price EUR 4.13			(22,947)	(95)

Purchase: 1 transaction, average price EUR 2.46			24,029	59

At December 31	70,958	262	52,686	171
Movements in the number of treasury common shares B held by Aegon N.V. were as follows:

	2021		2020

	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount

At January 1	12,884	1	25,310	3

Transactions in 2021:

Sale: 1 transaction, average price EUR 0.10	(1,983)	-

Shares withdrawn: 1 transaction, average price EUR 0.10	(2,956)	-

Purchase: 1 transaction, average price EUR 0.10	22,643	2

Transactions in 2020:

Sale: 1 transaction, average price EUR 0.13			(2,154)	-

Shares withdrawn: 1 transaction, average price EUR 0.13			(13,227)	(2)

Purchase: 1 transaction, average price EUR 0.08			2,956	-

At December 31	30,589	3	12,884	1
As part of their insurance and investment operations, subsidiaries within the Group also hold Aegon N.V. common shares, both for their own account and for account of policyholders. These shares have been treated as treasury shares and are included at their consideration paid or received.

	2021		2020

	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount

Common shares

Held by Aegon N.V.	70,958	262	52,686	171

Held by subsidiaries	822	8	1,062	9

Common shares B

Held by Aegon N.V.	30,589	3	12,884	1

At December 31	102,369	273	66,632	181
The consideration for the related shares is deducted from or added to the retained earnings.

Aegon Annual Report on Form 20-F 2021

Notes to the financial statements of Aegon N.V. Note 15

15 Other equity instruments

	Perpetual contingent convertible securities	Junior perpetual capital securities	Perpetual cumulative subordinated bonds	Long Term Incentive Plans 1)	Total

At January 1, 2021	500	1,564	454	50	2,569

Shares granted	-	-	-	27	27

Shares vested	-	-	-	(21)	(21)

Securities redeemed	-	(212)	-	-	(212)

At December 31, 2021	500	1,352	454	57	2,363

At January 1, 2020	500	1,564	454	53	2,571

Shares granted	-	-	-	22	22

Shares vested	-	-	-	(25)	(25)

At December 31, 2020	500	1,564	454	50	2,569

1	Long Term Incentive Plans include the shares granted to personnel which are not yet vested.

Perpetual contingent convertible securities	Coupon rate	Coupon date	Year of next call	2021	2020

EUR 500 million	5.625% 1)	Semi-annually, April 15	2029	500	500

At December 31				500	500

1	The coupon is fixed at 5.625% until the first call date and reset thereafter to a 5 year mid swap plus a margin of 5.207%.
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

Junior perpetual capital securities	Coupon rate	Coupon date	Year of next call	2021	2020

USD 250 million	floating LIBOR rate 1)	Quarterly, December 15	Called in 2021	-	212

USD 500 million	floating CMS rate 2)	Quarterly, July 15	2022	402	402

EUR 950 million	floating DSL rate 3)	Quarterly, July 15	2022	950	950

At December 31				1,352	1,564

1
The coupon of the USD 250 million junior perpetual capital securities was reset each quarter based on the then prevailing three-month LIBOR yield plus a spread of 87.5 basis points, with a minimum of 4%.

2
The coupon of the USD 500 million junior perpetual capital securities is reset each quarter based on the then prevailing ten-year
US dollar interest rate swap yield plus a spread of ten basis points, with a maximum of 8.5%.

3
The coupon of the EUR 950 million junior perpetual capital securities is reset each quarter based on the then prevailing ten-year
Dutch government bond yield plus a spread of ten basis points, with a maximum of 8%.

The interest rate exposure on some of these securities has been swapped to a three-month LIBOR and/or EURIBOR based yield.
With effect on September 15, 2021, Aegon has exercised its right to redeem USD 250 million floating rate perpetual capital securities with a minimum coupon of 4% issued in 2005. The securities had no stated maturity, however Aegon had the right to call the securities for redemption and exercised this right with effect on September 15, 2021.
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

Aegon Annual Report on Form 20-F 2021

Notes to the financial statements of Aegon N.V. Note 16

Perpetual cumulative subordinated bonds	Coupon rate	Coupon date	Year of next call	2021	2020

EUR 114 million	1.506% 1), 4)	Annually, June 8	2025	114	114

EUR 136 million	1.425% 2), 4)	Annually, October 14	2028	136	136

EUR 203 million	0.496% 3), 4)	Annually, March 4	2031	203	203

At December 31				454	454

1	The coupon of the EUR 114 million bonds was originally set at 8% until June 8, 2005. Subsequently, the coupon has been reset at 4.156% until June 8, 2015 and 1.506% until June 8, 2025.
2	The coupon of the EUR 136 million bonds was originally set at 7.25% until October 14, 2008. Subsequently, the coupon has been reset at 5.185% until October 14, 2018 and 1.425% until October 14, 202 8.
3	The coupon of the EUR 203 million bonds was originally set at 7.125% until March 4, 2011. Subsequently, the coupon has been reset at 4.26% until March 4, 2021 and 0.496% until March 4, 2031.
4
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
16 Subordinated borrowings

Fixed to floating subordinated notes	Coupon rate	Coupon date	Issue /Maturity	Year of next call	2021	2020

EUR 700 million	4% 1)	Annually, April 25	2014/44	2024	698	698

USD 800 million	5.5% 2)	Semi-annually, April 11	2018/48	2028	697	648

At December 31					1,396	1,345

Fair value of subordinated borrowings					1,567	1,517

1	The coupon is fixed at 4% until the first call date and floating therefafter with a 3 months Euribor plus a margin of 335bps.
2	The coupon is fixed at 5.5% until the first call date and floating thereafter with a 6 month USD LIBOR plus a margin of 3.539%.
These securities are subordinated and rank senior to the junior perpetual capital securities, equally with the perpetual cumulative subordinated bonds and junior to all other liabilities. The conditions of the securities contain certain provisions for optional and required deferral of interest payments. There have been no defaults or breaches of conditions during the period.
17 Long-term borrowings

	2021	2020

Remaining terms less than 1 year	-	-

Remaining terms 1 - 5 years	499	498

Remaining terms 5 - 10 years	296	-

Remaining terms over 10 years	472	720

At December 31	1,266	1,218

Fair value of long-term borrowings	1,735	1,766
T
he repayment periods of borrowings vary from 2 years up to 18 years. The interest rates vary from 1.000% to 6.625% per annum.
18 Current liabilities
Loans from and payables to group companies have a maturity of less than one year. Other current liabilities includes derivatives with negative fair values of EUR 116 million (2020: EUR 250 million).

Aegon Annual Report on Form 20-F 2021

Notes to the financial statements of Aegon N.V. Note 19

19 Commitments and contingencies
Aegon N.V. has guaranteed and is severally liable for the following:

♦	Due and punctual payment of payables due under letter of credit agreements applied for by Aegon N.V. as co-applicant
with its captive insurance companies that are subsidiaries of Transamerica Corporation and Commonwealth General Corporation. At December 31, 2021, the letter of credit arrangements utilized by captives to provide collateral to affiliates amounted to EUR 1,157 million (2020: EUR 1,618 million); as of that date no amounts had been drawn, or were due under these facilities;

♦	Due and punctual payment of payables by the consolidated group companies Transamerica Corporation, Aegon Funding Company LLC and Commonwealth General Corporation with respect to fixed subordinated notes, bonds, capital trust pass-through securities and notes issued under commercial paper programs amounted to EUR 987 million (2020: EUR 993 million); and

♦	Due and punctual payment of any amounts owed to third parties by the consolidated group company Aegon Derivatives N.V. in connection with derivative transactions. Aegon Derivatives N.V. enters into derivative transactions with counterparties with which ISDA master netting agreements including collateral support annex agreements have been agreed; net (credit) exposure on derivative transactions with these counterparties was therefore limited as of December 31, 2021.
20 Number of employees
There were no employees employed by Aegon N.V. in 2021 (2020: nil).
21 Auditor’s remuneration

	Total remuneration of the group		Of which PricewaterhouseCoopers Accountants N.V. (NL)
	2021	2020	2021	2020

Audit fees	31	34	9	9

Audit-related service fees	3	5	1	2

Total	35	40	10	11
Audit fees consist of fees billed for the annual financial statements audit (including quarterly reviews), subsidiary audits, equity investment audits and other procedures required to be performed by the independent auditor to be able to form an opinion on Aegon’s consolidated financial statements. These other procedures include information systems and procedural reviews and testing performed in order to understand and place reliance on the systems of internal control, and consultations relating to the audit or quarterly review. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include statutory audits or financial audits for subsidiaries or affiliates of the Company and services associated with SEC registration statements, periodic reports and other documents filed with the SEC or other documents issued in connection with securities offerings.
Audit-related services include, among others, assurance services to report on internal controls for third parties, due diligence services pertaining to potential business acquisitions/dispositions; discussions, review and testing of certain information related to the adoption of new accounting standards impacting future periods, financial reporting or disclosure matters not classified as ‘Audit services’; financial audits of employee benefit plans; and agreed-upon or expanded audit procedures related to accounting and/or billing records required to respond to or comply with financial, accounting or regulatory reporting matters.
22 Events after the reporting period
On February 24, 2022, Russia invaded Ukraine, which caused a humanitarian crisis and is also impacting global financial markets and causing economic turbulence. At the date of this report the depth and length of this inva
sion
 is unknown, and the situation is changing rapidly from day to day.
Aegon is closely monitoring the financial markets and economic turbulence that has arisen as a consequence of the situation and the related international sanctions, and its impact on Aegon. The most significant risks Aegon faces are related to financial markets, particularly from volatility in credit, equity and interest rates. The notes to Aegon’s financial statements include elaborate descriptions and related financial market sensitivities. Aegon is actively managing its risks and capital position to maintain a robust balance sheet, as the Company navigates through the uncertainty created by the current geopolitical situation. The Company is on high alert status to help ensure the safety and well-being of its staff, as well as its capability to support its customers, while maintaining our financial and operational resilience.

Aegon Annual Report on Form 20-F 2021

Notes to the financial statements of Aegon N.V. Note 23

Aegon has no direct operations in Russia and Ukraine. Aegon’s direct investment exposure in the company’s general account portfolio to Russia and Ukraine is to mainly corporates and amounts to approximately EUR 27 million and EUR
42
 million respectively
, based on the book value as per March 3, 2022.
The combined exposure to Russia and Ukraine on investments for account of policyholders with guarantees amounts to approximately EUR
38
million.
23 Proposal for profit appropriation
At the Annual General Meeting of Shareholders currently scheduled for May 31, 2022, the Executive Board will, in line with its earlier announcement and barring unforeseen circumstances, propose a final dividend for 2021 of EUR 0.09 per common share and EUR 0.00225 per common share B. The final dividend will be paid in cash or stock at the election of the shareholder. The value of the stock dividend will be approximately equal to the cash dividend.
If the proposed dividend is approved by shareholders, Aegon shares will be quoted ex-dividend
on June 2, 2022. The record date for the dividend will be June 3, 2022. Shareholders can elect to receive a dividend in cash or in shares during the dividend election period, which will run from June 6, 2022 up to and including June 29, 2022. The dividend will be payable as of July 6, 2022.
In order to reflect the prevailing market price of Aegon N.V. common shares fully within the indication provided, the number of dividend coupons that give entitlement to a new common share of EUR 0.12 (nominal value) will be determined on June 29, 2022 after 5.30 p.m. (CET), based on the average share price on Euronext Amsterdam in the five trading days from June 23, 2022 up to and including June 29, 2022.

	2021	2020

Final dividend on common shares	184	124

Earnings to be retained	1,795	-

To be deducted from retained earnings	-	(269)

Net result attributable to owners of Aegon N.V.	1,980	(146)
The Hague, the Netherlands, March 2
1
, 2022

Supervisory Board	Executive Board

William L. Connelly	Lard Friese

Mark A. Ellman	Matthew J. Rider

Jack McGarry

Ben J. Noteboom

Caroline Ramsay

Thomas Wellauer

Corien M. Wortmann-Kool

Dona D. Young

Aegon Annual Report on Form 20-F 2021

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

Aegon Annual Report on Form 20-F 2021

Other information Major shareholders

Major shareholders
General
As of December 31, 2021, Aegon’s total authorized share capital consisted of 6,000,000,000 common shares with a par value of EUR 0.12 per share and 3,000,000,000 common shares B with a par value of EUR 0.12 per share. At the same date, there were 2,106,313,195 common shares and 568,839,440 common shares B issued. Of the issued common shares, 301,774,161 common shares and 538,250,640 common shares B were held by Vereniging Aegon and 821,758 common shares were held by Aegon’s subsidiaries.
All of Aegon’s common shares and common shares B are fully paid and not subject to calls for additional payments of any kind. All of Aegon’s common shares are registered shares. New York Registry Shares (“NYRS”) are common shares and are traded at the New York Stock Exchange. Holders of NYRS hold their shares in the registered form issued by Aegon’s New York transfer agent on Aegon’s behalf. NYRS and shares of listed at Euronext are exchangeable on a one-to-one
basis and are entitled to the same rights, except that cash dividends are paid in US dollars on NYRS.
As of December 31, 2021, 254 million common shares were held in the form of NYRS. As of December 31, 2021, there were approximately 13,232 record holders of Aegon’s NYRS resident in the United States.
Vereniging Aegon
Vereniging Aegon is the continuation of the former mutual insurer AGO. In 1978, AGO demutualized and Vereniging AGO became the only shareholder of AGO Holding N.V., which was the holding company for its insurance operations. In 1983, AGO Holding N.V. and Ennia N.V. merged into Aegon N.V Vereniging AGO initially received approximately 49% of the common shares and all of the preferred shares in Aegon, giving it voting majority in Aegon. At that time, Vereniging AGO changed its name to Vereniging Aegon.
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
On February 15, 2013, Aegon and Vereniging Aegon entered into an agreement to simplify the capital structure of Aegon and to cancel all of Aegon’s preferred shares, of which Vereniging Aegon was the sole owner. The execution of this agreement was approved by the Annual General Meeting of Shareholders on May 15, 2013.
The simplified capital structure entailed, but was not limited, to the conversion of all outstanding preferred shares A and B, with a nominal value of EUR 0.25 each, into a mix of common shares and common shares B, with a nominal value of EUR 0.12 each. The financial rights attached to a common share B were determined at 1/40 th
of the financial rights attached to a common share.
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

Aegon Annual Report on Form 20-F 2021

Other information Major shareholders

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
On May 17, 2019, Vereniging Aegon exercised its options rights to purchase in aggregate 1,773,680 common shares B at fair value of a common share B (being 1/40 th
of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused by the issuance of shares on May 17, 2019, in connection with the Long Term Incentive Plans for senior management.
On December 23, 2019, Aegon repurchased 13,227,120 common shares B from Vereniging Aegon for the amount of EUR 1,384,046 based on 1/40 th
of the Value Weight Average Price of the common shares of the five trading days preceding this transaction. The repurchase of common shares B was executed to align the aggregate holding of voting shares by Vereniging Aegon in Aegon with its special cause voting rights of 32.6% following the completion of the Share Buy Back Program, initiated by Aegon in October 2019 to neutralize the dilutive effect of the distribution of interim dividend 2019 in stock.
On May 15, 2020, Vereniging Aegon exercised its options rights to purchase in aggregate 2,154,000 common shares B at fair value of a common share B (being 1/40 th
of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused by the issuance of shares on May 15, 2020, in connection with the Long Term Incentive Plans for senior management.
On December 14, 2020, Aegon repurchased 2,955,600 common shares B from Vereniging Aegon for the amount of EUR 228,911.22 based on 1/40 th
of the Value Weight Average Price of the common shares of the five trading days preceding this transaction. The repurchase of common shares B was executed to align the aggregate holding of voting shares by Vereniging Aegon in Aegon with its special cause voting rights of 32.6% following the completion of the Share Buy Back Program, initiated by Aegon in October 2020 to neutralize the dilutive effect of the distribution of interim dividend 2020 in stock.
On June 3, 2021, Vereniging Aegon exercised its options rights to purchase in aggregate 1,983,360 common shares B at fair value of a common share B (being 1/40 th
of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused by the issuance of shares on June 3, 2021, in connection with the Long Term Incentive Plans for senior management.
On December 15, 2021, Aegon repurchased 22,643,360 common shares B from Vereniging Aegon for the amount of EUR 2,285,621 based on 1/40 th
of the Value Weight Average Price of the common shares of the five trading days preceding this transaction. The repurchase of common shares B was executed to align the aggregate holding of voting shares by Vereniging Aegon in Aegon with its special cause voting rights of 32.6% following the completion of the Share Buy Back Programs, initiated by Aegon in July and October 2021 to neutralize the dilutive effect of the distribution of the final dividend 2020 and the interim dividend 2021 in stock.
Development of shareholding in Aegon
Accordingly, at December 31, 2021, the voting power of Vereniging Aegon under normal circumstances amounted to approximately 15.39%, based on the number of outstanding and voting shares (excluding issued common shares held in treasury by Aegon). In the event of a Special Cause, Vereniging Aegon’s voting rights will increase, currently to 32.6%, for up to six months.
At December 31, 2021, the General Meeting of Members of Vereniging Aegon consisted of nineteen members. The majority of the voting rights is with the seventeen members who are not employees or former employees of Aegon or one of the Aegon Group companies, nor current or former members of the Supervisory Board or the Executive Board of Aegon. The other two members are from the Executive Board of Aegon.

Aegon Annual Report on Form 20-F 2021

Other information Major shareholders

Vereniging Aegon has an Executive Committee consisting of six members, four of whom are not, nor have ever been, related to Aegon, including the Chairman and the Vice-Chairman. The other two members are also member of the Executive Board of Aegon. Resolutions of the Executive Committee, other than regarding the amendment of the Articles of Association of Vereniging Aegon, are made with an absolute majority of the votes. When a vote in the Executive Committee results in a tie, the General Meeting of Members has the deciding vote. Regarding the amendment of the Articles of Association of Vereniging Aegon, a special procedure requires a unanimous proposal from the Executive Committee, thereby including the consent of the representatives of Aegon at the Executive Committee. This requirement does not apply in the event of a hostile change of control at the General Meeting of Shareholders of Aegon, in which event Vereniging Aegon may amend its Articles of Association without the cooperation of Aegon. Furthermore, the two members of the Executive Board of Aegon, who are also members of the Executive Committee, have no voting rights on several decisions that relate to Aegon, as set out in the Articles of Association of Vereniging Aegon.
Other major shareholders
In this section where reference is made to any filings with the Dutch Autoriteit Financiële Markten or the SEC, the terms issued capital’ and ‘voting rights’ are used as defined in the Wet op het Financieel Toezicht.
To Aegon’s knowledge based on the filings made with the Dutch Autoriteit Financiële Markten, UBS Group AG, Dodge & Cox Stock Fund, BlackRock, Inc., EuroPacific Growth Fund, Capital Research and Management Company and Dodge & Cox International Stock Fund hold a capital or voting interest in Aegon of 3% or more.
Based on its last filing with the Dutch Autoriteit Financiële Markten as at February 9, 2022, UBS Group AG stated to hold 95,033,675 common shares, representing 3.6% of the issued capital as at December 31, 2021.
Based on its filing with the Dutch Autoriteit Financiële Markten as at December 2, 2021, BlackRock, Inc. stated to hold 84,608,110 common shares, representing 3.2% of the issued capital as at December 31, 2021, and 99,534,476 voting rights, representing 3.7% of the issued capital as at December 31, 2021.
On February 7, 2022, BlackRock, Inc.’s filing with the US Securities and Exchange Commission (SEC) shows that BlackRock holds 116,873,102 common shares, representing 4.5% of the issued and outstanding capital as at December 31, 2021, and has voting rights for 101,297,168 shares, representing 3.9% of the votes as at December 31, 2021.
Based on its last filing with the Dutch Autoriteit Financiële Markten as at November 26, 2021, Dodge & Cox Stock Fund stated to hold 80,432,242 common shares, representing 3.0% of the issued capital as at December 31, 2021.
On February 14, 2022, Dodge & Cox’s filing with the US Securities and Exchange Commission (SEC) shows that Dodge & Cox holds 200,536,310 common shares, representing 7.8% of the issued and outstanding capital as at December 31, 2021, and has voting rights for 194,907,390 shares, representing 7.6% of the votes as at December 31, 2021.
Based on its last filing with the Dutch Autoriteit Financiële Markten as at August 24, 2021, EuroPacific Growth Fund stated to hold 86,580,061 common shares, representing 3.2% of the issued capital as at December 31, 2021.
Based on its last filing with the Dutch Autoriteit Financiële Markten as at August 24, 2021, Capital Research and Management Company stated to hold 121,745,561 voting rights, representing 4.6% of the issued capital as at December 31, 2021.
Based on its last filing with the Dutch Autoriteit Financiële Markten as at February 26, 2021, Dodge & Cox International Stock Fund stated to hold 80,049,394 common shares, representing 3.0% of the issued capital as at December 31, 2021.

Aegon Annual Report on Form 20-F 2021

Other financial information Schedule I

Other financial information
Schedules to the financial statements
Index to schedules

Schedule I – Summary of Investments other than Investments in Related Parties as at December 31, 2021
Schedule II – Condensed Financial Information of Registrant (Parent Company Only)
Schedule II – Statement of Financial Position as of December 31, 2021 and 2020
Schedule II – Income Statement (Loss) for the years ended December 31, 2021, 2020 and 2019
Schedule II – Condensed Cash Flow Statement for the years ended December 31, 2021, 2020 and 2018
Schedule II – Dividends from and Capital Contributions to Business Units for the years ended December 31, 2021, 2020 and 2019
Schedule III – Supplementary Insurance Information for the years ended December 31, 2021, 2020 and 2019
Schedule IV – Reinsurance for the years ended December 31, 2021, 2020 and 2019
Schedule V – Valuation and Qualifying Accounts for the years ended December 31, 2021, 2020 and 2019
Schedule I
Summary of investments other than investments in related parties
As at December 31, 2021

Amounts in EUR million	Cost 1)	Fair value	Book value
Shares:

Available-for-sale	288	350	350
Fair value through profit or loss	1,524	1,665	1,665

Bonds:

Available-for-sale and held-to-maturity:
US government	8,942	11,317	11,317
Dutch government	3,456	4,694	4,694
Other government	9,060	11,769	11,769
Mortgage backed	5,265	5,581	5,581
Asset backed	4,088	4,189	4,189
Corporate	50,953	56,348	56,348
Money market investments	4,790	4,790	4,790
Other	876	844	844
Subtotal	87,431	99,533	99,533

Bonds:

Fair value through profit or loss	3,111	3,296	3,296

Other investments at fair value through profit or loss	3,133	3,521	3,521

Mortgages	39,991	44,366	39,991
Private loans	4,883	5,491	4,883
Deposits with financial institutions	52	52	52
Policy loans	1,893	1,893	1,893
Other	3	3	3
Subtotal	46,822	51,806	46,822

Real estate:
Investments in real estate	-	2,643	2,643
Total	142,310	162,814	157,831

1	Cost is defined as original cost for available-for-sale shares and amortized cost for available-for-sale and held-to-maturity bonds

Aegon Annual Report on Form 20-F 2021

Other financial information Schedule II

Schedule II
Condensed financial information of registrant
Statement of financial position of Aegon N.V.
As at December 31

Before profit appropriation, amounts in EUR million	2021	2020
Non-current assets
Financial fixed assets
Shares in group companies	26,042	24,846
Loans to group companies	1,829	1,392
Other non-current assets	138	148
	28,009	26,386

Current assets
Receivables
Receivables from group companies	35	56
Other receivables	181	100
Other current assets	90	198
Accrued interest and rent	6	9
	312	363
Cash and cash equivalents
Cash and cash equivalents	1,204	887
Total assets	29,524	27,636

Shareholders’ equity
Share capital	321	320
Paid-in surplus	7,033	7,160
Revaluation account	6,453	7,491
Legal reserves – foreign currency translation reserve	258	(601)
Legal reserves in respect of group companies	2,316	1,710
Retained earnings, including treasury shares	7,652	8,617
Remeasurement of defined benefit plans of group companies	(2,199)	(2,534)
Net result	1,980	(146)
	23,813	22,018
Other equity instruments	2,363	2,569
Total equity	26,176	24,586

Non-current liabilities
Subordinated borrowings	1,396	1,345
Long-term borrowings	1,266	1,218
	2,662	2,563

Current liabilities
Loans from group companies	7	6
Payables to group companies	422	44
Other current liabilities	227	406
Accruals and deferred income	31	30
	686	486
Total liabilities	3,349	3,049

Total equity and liabilities	29,524	27,636

Aegon Annual Report on Form 20-F 2021

Other financial information Schedule II

Condensed income statement of Aegon N.V.
For the year ended December 31

Amounts in EUR million	2021	2020	2019
Net result group companies	2,119	-	1,376
Other income / (loss)	(139)	(146)	(141)
Net result	1,980	(146)	1,235
Condensed cash flow statement of Aegon N.V.
For the year ended December 31

Amounts in EUR million	2021	2020	2019
Result before tax	1,926	(185)	1,196
Adjustments	(1,691)	(330)	(1,526)
Net cash flows from operating activities	235	(515)	(330)
Dividends and capital repayments of subsidiaries, associates and joint ventures	500	606	647
Other	(3)	(1)	(1)
Net cash flows from investing activities	497	605	646
Issuance of perpetuals	-	-	496
Issuance of treasury shares	-	-	1
Purchase of treasury shares	(231)	(59)	(318)
Issuance and repurchase of borrowings	197	(58)	1,074
Repayment of perpetuals	(212)	-	(1,343)
Dividends paid	(121)	(63)	(309)
Coupons on perpetual securities	(52)	(55)	(112)
Net cash flows from financing activities	(417)	(235)	(512)

Net increase / (decrease) in cash and cash equivalents	316	(146)	(196)
Five-year schedule of maturities of debt
As at December 31

	2021		2020
Amounts in EUR million	Subordinated borrowings	Long-term Borrowings	Subordinated borrowings	Long-term Borrowings
Remaining terms less than 1 year	-	-	-	-
Remaining terms 1 - 2 years	-	499	-	-
Remaining terms 2 - 3 years	-	-	-	498
Remaining terms 3 - 4 years	-	-	-	-
Remaining terms 4 - 5 years	-	-	-	-
Remaining terms longer than 5 years	1,396	768	1,345	720
At December 31	1,396	1,266	1,345	1,218
Remittances from and capital contributions to business units
Aegon received EUR 1.0 billion of remittances from its business units during 2021 from the Americas, the Netherlands, United Kingdom, International, and Holdings. Aegon spent EUR 0.1 billion on capital contributions, mainly on International and Asset Management.
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

Aegon Annual Report on Form 20-F 2021

Other financial information Schedule III

Schedule III
Supplementary insurance information

Column A	Column B	Column C	Column D	Column E	Column F
Segment	Deferred policy acquisition costs	Future policy benefits	Unearned premiums	Other policy claims and benefits	Premium revenue
Amounts in EUR million
2021
Americas	8,648	192,099	6,335	1,934	8,190
The Netherlands	235	67,226	50	1,019	1,713
United Kingdom	796	111,458	-	-	4,616
International	391	9,735	163	110	924
Holding and other activities	-	-	-	-	-
Eliminations	-	(1,611)	-	-	-
Total	10,070	378,907	6,548	3,062	15,444

2020
Americas	7,181	174,167	5,897	1,858	8,326
The Netherlands	136	70,915	50	1,026	1,994
United Kingdom	789	95,788	20	5	4,858
International	289	9,245	150	112	919
Holding and other activities	-	-	-	-	1
Eliminations	-	(1,488)	-	-	-
Total	8,395	348,627	6,117	3,001	16,099

2019
Americas	8,589	179,972	5,770	2,117	8,515
The Netherlands	360	67,382	56	944	2,123
United Kingdom	878	94,570	18	5	6,309
International	536	10,023	156	122	1,188
Holding and other activities	-	16	1	-	3
Eliminations	-	(1,655)	-	-	-
Total	10,363	350,307	6,002	3,188	18,138
The numbers included in Schedule III are based on IFRS and excludes the proportionate share in Aegon’s joint ventures and Aegon’s associates.
Deferred policy acquisition costs also include deferred costs of reinsurance.

Aegon Annual Report on Form 20-F 2021

Other financial information Schedule III

	Column G	Column H	Column I	Column J	Column K
Amounts in EUR million	Net investment income	Benefits, claims and losses	Amortization of deferred policy acquisition costs	Other operating expenses	Premiums written
2021
Americas	2,909	10,111	741	3,003	5,023
The Netherlands	2,088	3,249	—	806	1,614
United Kingdom	1,691	7,343	96	523	4,419
International	298	757	62	345	870
Asset Management	-	-	-	411	-
Holding and other activities	(4)	-	-	180	-
Eliminations	(15)	-	-	(183)	-
Total	6,967	21,460	899	5,085	11,926

2020
Americas	2,984	7,171	547	3,127	5,930
The Netherlands	2,083	3,244	-	837	1,931
United Kingdom	1,795	6,278	102	529	4,670
International	307	810	105	350	860
Asset Management	-	-	-	382	-
Holding and other activities	4	7	-	185	5
Eliminations	(24)	(5)	-	(180)	-
Total	7,149	17,505	753	5,230	13,396

2019
Americas	3,166	8,484	583	3,181	6,360
The Netherlands	2,224	3,416	3	880	2,090
United Kingdom	1,830	7,722	100	607	6,120
International	325	834	68	376	1,122
Asset Management	-	-	-	388	-
Holding and other activities	-	5	-	153	12
Eliminations	(15)	(3)	-	(187)	-
Total	7,531	20,459	754	5,399	15,704

Aegon Annual Report on Form 20-F 2021

Other financial information Schedule IV

Schedule IV
Reinsurance

Amounts in EUR million	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	% of amount assumed to net
For the year ended December 31, 2021
Life insurance in force	977,293	611,912	397,882	763,263	52%
Premiums
Life insurance	13,400	3,326	-	10,074	0%
Non-life insurance	2,044	192	-	1,852	0%
Total premiums	15,444	3,518	-	11,926	0%

For the year ended December 31, 2020
Life insurance in force	895,593	599,091	408,201	704,703	58%
Premiums
Life insurance	13,929	2,541	-	11,387	0%
Non-life insurance	2,165	162	5	2,008	0%
Total premiums	16,094	2,703	5	13,396	0%

For the year ended December 31, 2019
Life insurance in force	955,451	699,005	480,723	737,170	65%
Premiums
Life insurance	15,926	2,276	-	13,650	0%
Non-life insurance	2,199	158	13	2,055	1%
Total premiums	18,125	2,434	13	15,704	0%

Aegon Annual Report on Form 20-F 2021

Other financial information Schedule V

Schedule V
Valuation and qualifying accounts

Amounts in EUR million	2021	2020	2019
Balance at January 1	276	199	179
Addition charged to earnings	12	154	72
Amounts written off and other changes	(57)	(70)	(53)
Currency translation	7	(7)	-
Balance at December 31	238	276	199

The provisions can be analyzed as follows:
Mortgages	6	6	6
Other loans	112	182	159
Receivables	120	88	34
Total	238	276	199
Auditor information

♦	• Auditor Name: PricewaterhouseCoopers Accountants N.V.
♦	• Auditor FirmId: PCAOB ID 1395
♦	Auditor Location: Amsterdam, the Netherlands

Aegon Annual Report on Form 20-F 2021

Auditor’s report on the Annual Report on Form 20-F

Auditor’s report on the Annual Report on Form
20-F
Report of Independent Registered Public Accounting Firm
To: the Supervisory Board and Shareholders of Aegon N.V.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statement of financial position of Aegon N.V. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of income, comprehensive income, changes in equity and cash flow for each of the three years in the period ended December 31, 2021, including the related notes and the financial statement schedules listed in the index appearing under the section Other Financial Information (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
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

Aegon Annual Report on Form 20-F 2021

Auditor’s report on the Annual Report on Form 20-F

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
Valuation of certain assets and liabilities arising from insurance contracts
As described in Notes 3, 27, 29, 34 and 44 to the consolidated financial statements, the Company had deferred policy acquisition costs (DPAC) of EUR 9.3 billion included in the deferred expenses line item, value of business acquired (VOBA) of EUR 0.8 billion included in the intangible assets line item, insurance contracts of EUR 124.4 billion and embedded derivatives in insurance contracts of EUR 3.4 billion included in the derivatives liability line item as of December 31, 2021 (collectively, ‘certain assets and liabilities arising from insurance contracts’). Management’s estimation of the valuation of certain assets and liabilities arising from insurance contracts is developed using significant assumptions, including mortality, morbidity, future expenses, surrender, lapse, utilization rates and, for embedded derivatives, own credit spread. In addition, Aegon the Netherlands adjusts the outcome of the liability adequacy test (LAT) for the difference between the fair value and the book value of mortgage loans and private loans, which are valued using significant assumptions, including prepayment and lapse assumptions for mortgage loans and credit spread and liquidity spread assumptions for private loans.
The principal considerations for our determination that performing procedures relating to the valuation of certain assets and liabilities arising from insurance contracts is a critical audit matter are (i) there was significant judgment by management when determining these estimates, which in turn led to a high degree of auditor judgment and subjectivity in evaluating the audit evidence relating to the valuation of certain assets and liabilities arising from insurance contracts; (ii) significant audit effort was necessary in evaluating the audit evidence relating to the aforementioned significant assumptions; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing procedures and evaluating the audit evidence obtained.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of certain assets and liabilities arising from insurance contracts and the valuation of the relevant mortgage and private loans considered in the LAT, including controls over the development of significant assumptions. These procedures also included, among others, testing the completeness and accuracy of key data underlying the development of the aforementioned significant assumptions, and the involvement of professionals with specialized skill and knowledge to assist in testing management’s process for determining the valuation of certain assets and liabilities arising from insurance contracts, which included (i) evaluating the appropriateness of the models used in the valuation of certain assets and liabilities arising from insurance contracts, and (ii) evaluating the reasonableness of the aforementioned significant assumptions, taking into account the impact of the
COVID-19
pandemic. Professionals with specialized skills and knowledge were used to assist in evaluating the reasonableness of management’s estimate of the valuation of mortgage loans and private loans by developing an independent range of prices and comparing management’s estimate to the independently developed ranges. Developing the independent estimate involved utilizing a range of available market inputs and assumptions and testing the completeness and accuracy of data provided by management.
Valuation of certain Level 3 investments
As described in Notes 3 and 44 to the consolidated financial statements, the Company had investments of EUR 157.8 billion as of December 31, 2021, of which EUR 3.3 billion were categorized as Level 3 debt securities and investments in real estate in the valuation hierarchy. Management’s estimation of the valuation of Level 3 debt securities and investments in real estate is developed using quotes from brokers, internal cash flow modelling techniques and external appraisals that use significant unobservable inputs, including discount and capitalization rates, default rate and liquidity assumptions, issue specific credit adjustments and indicative quotes from market makers.

Aegon Annual Report on Form 20-F 2021

Auditor’s report on the Annual Report on Form 20-F

The principal considerations for our determination that performing procedures relating to the valuation of certain Level 3 investments is a critical audit matter are (i) there was significant judgment by management in determining the fair value of Level 3 debt securities and investments in real estate as the valuation uses the aforementioned significant unobservable inputs, which led to a high degree of auditor judgment, subjectivity and effort in performing the procedures relating to the estimate; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing procedures and evaluating the audit evidence obtained.
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
March 21, 2022
We have served as the Company’s auditor since 2014.

Aegon Annual Report on Form 20-F 2021

Additional information Schedule V

Additional information

295	Overview of Americas

301	Overview of the Netherlands

307	Overview of United Kingdom

311	Overview of International

317	Overview of Asset Management

319	Risk factors Aegon N.V.

342	Compliance with regulations

343	Property, plant and equipment

344	Employees and labor relations

345	Dividend policy

346	The offer and listing

347	Memorandum and Articles of Association

349	Differences between Dutch and US company laws

350	Material contracts

350	Exchange controls

351	United States tax consequences to holders of shares

355	Principal accountant fees and services

356	Purchases of equity securities by the issuer and affiliated purchasers

Aegon Annual Report on Form 20-F 2021

Additional information Overview of Americas

Overview of Americas
Aegon Americas operates primarily in the United States and also has operations in Brazil and Canada.
Aegon in the US and Canada
In the United States, Aegon Americas operates primarily under the Transamerica brand. Aegon Americas is also active in Canada through World Financial Group Insurance Agency (WFGIA), its affiliated insurance agency operations and WFG Securities Inc., a securities dealer. The use of the term ‘Transamerica’ throughout this business overview refers to the operating subsidiaries in the United States and Canada, collectively or individually, through which Aegon conducts business, except those United States operations further described in the ‘Overview of Aegon Asset Management’.
Transamerica is one of the leading life insurance companies in the United States, and the largest of Aegon’s operating units worldwide. Transamerica employs approximately 7,100 people, and its businesses in the United States serve customers in all fifty states, the District of Columbia, Puerto Rico, the US Virgin Islands, and Guam. Most Aegon companies in the United States operate under the Transamerica brand, which stands for the pursuit of financial and physical well-being: Wealth + Health. The primary offices are in Cedar Rapids, Iowa; Denver, Colorado; and Baltimore, Maryland. There are additional offices located throughout the United States.
Transamerica is organized into two business divisions, Workplace Solutions and Individual Solutions. Workplace Solutions serves employers and their employees, and Individual Solutions serves retail consumers. The two business divisions operate through one or more subsidiaries and affiliated companies to provide a wide range of life insurance, voluntary benefits (including supplemental health insurance), retirement plan recordkeeping and advisory services, annuities, mutual funds and other long-term savings and investment products. Transamerica employs a variety of distribution models to help customers access its products and services.
Aegon in Brazil
Aegon has a 54.9% economic interest, inclusive of 50% of voting common shares reported through the Americas segment, in MAG Seguros. MAG Seguros is Brazil’s third largest independent (i.e.
non-bank
affiliated) life insurer
1)
. To further capture growth prospects in Brazil, Mongeral Aegon Group and Bancoob (Banco Cooperativo do Brasil) have established Sicoob Seguradora de Vida e Previdência, a company dedicated to providing life insurance and pension products within the Sicoob system. Sicoob is Brazil’s largest cooperative financial system
2)
, with over 4.6 million associates and over 2,700 points of sale. MAG Seguros has approximately 740 employees. Effective January 1, 2022, all of MAG Seguros will be reported as part of Aegon International.
Organizational structure
Transamerica Corporation is the holding company for Aegon’s US operations, and all US business is conducted through its various subsidiaries. Transamerica entities collectively have operating licenses in every US state, in addition to the District of Columbia, Puerto Rico, the US Virgin Islands, and Guam.
Transamerica is structured to provide relevant customer solutions that are easy to understand and that address the full range of customers’ financial protection and savings needs at every stage of life. Moreover, Transamerica’s structure leverages its brand strength, expertise, and capabilities to fulfill Aegon’s purpose of helping people live their best lives.
Transamerica is organized into two business divisions, Workplace Solutions and Individual Solutions. Workplace Solutions offers retirement plan recordkeeping, advisory services, employee benefits (life insurance and supplemental health insurance), group annuities, collective investment trusts, health savings and flexible savings accounts, individual retirement accounts and stable value solutions to employers and their employees. Individual Solutions offers life insurance, annuities, mutual funds, and collective investment trusts (CITs) to retail customers. Transamerica offers these product lines, described in greater detail below, through several distribution and sales channels and delivers insurance primarily through one of its key insurance subsidiaries Transamerica Life Insurance Company and Transamerica Financial Life Insurance Company.
Aegon has designated the US as a core market, with Transamerica’s businesses organized into Strategic Assets and Financial Assets.
Strategic Assets are those that are considered to have a greater potential for an attractive return on capital and growth. In Workplace Solutions, Transamerica is focused on small to mid-sized
retirement plan administration, employee benefits, stable value solutions

1	SUSEP, http://www2.susep.gov.br/menuestatistica/SES/principal.aspx. Webpage visited October 8, 2021.
2	SICOOB, https://www.bancoob.com.br/sobre-o-sicoob. Webpage visited October 12, 2021.

Aegon Annual Report on Form 20-F 2021

Additional information Overview of Americas

and the Transamerica Advice Center. It also continues to operate in the retirement plan administration market for large employers. In addition, Workplace Solutions provides value-added services, such as Managed Advice
®
and its proprietary investment solutions. In Individual Solutions, Transamerica focuses on select life insurance and investment products, including term life insurance, final expense whole life insurance, and indexed universal life insurance, as well as mutual funds and individual retirement products, like accumulation variable annuities (VA) with limited interest rate sensitivity.
Several Transamerica product lines are considered Financial Assets, which are capital intensive with relatively low returns on capital employed. These are traditional VAs with interest rate sensitive guaranteed living benefits and death benefits; stand-alone individual long-term care (LTC) insurance; and fixed annuities. Transamerica ceased new sales of these products in the first half of 2021 and any future new sales for Financial Assets are limited, if any, and focused on products with higher returns and a moderate risk profile.
Overview of sales and distribution channels
Transamerica offers its products and services through affiliated and non-affiliated
distributors to meet customer needs and provide guidance to its customers. Workplace Solutions supports individuals primarily through their employers as customers, whereas Individual Solutions supports individual customers.
Workplace Solutions
Transamerica distributes its Workplace Solutions products and services to employers and employees through independent financial advisors, benefits consultants, and insurance agents as well as through an affiliated team of experienced registered representatives, investment advisor representatives, and licensed insurance agents.
Individual Solutions
Wholesale distribution
The Individual Solutions business line of Transamerica offers annuities, investments such as mutual funds and exchange traded funds (ETFs), and life insurance through agreements with independent broker-dealers, banks, wirehouses, independent financial planners, and independent insurance producers. Annuity and investment products are also offered through institutions including large broker-dealer research and advisory platforms, and registered investment advisors.
Additionally, Transamerica offers protection products through direct marketers, independent marketing organizations, and distribution outlets known as brokerage general agents. These products are predominantly non-registered
life insurance products (term life, indexed universal life, and whole life insurance) sold through approximately 51,000 independent brokerage distributors and financial institutions.
Retail distribution
Transamerica’s retail affiliated distribution group, Transamerica Financial Network (TFN), offers products, guidance and advice to individuals to meet their protection and investment needs. TFN consists of World Financial Group Insurance Agency (WFGIA), Transamerica Agency Network (TAN), and Transamerica Financial Advisors, Inc. (TFA). TFN, through licensed agents and registered representatives/investment advisor representatives, offers insurance, annuities, mutual funds, retirement plans and advisory account solutions. There are approximately:

♦	53,200 independent life insurance agents associated with WFGIA in the United States and its affiliated insurance agency operating in Canada;

♦	2,600 insurance agents associated with TAN, comprised of both employees and independent producers; and

♦	3,000 WFGIA and TAN agents associated with TFA as registered representatives, of whom approximately 1,300 are registered as investment advisor representatives.
Overview of product lines
Life
Transamerica offers a comprehensive portfolio of protection solutions to customers in a broad range of market segments. Life products include term life (TL), universal life (UL), variable universal life (VUL), index universal life (IUL), and whole life insurance (WL).
Term life insurance
TL insurance provides death benefit protection without cash value accumulation. Benefits are paid to policy beneficiaries in the event of the death of the insured during a specified period. Living benefit riders that provide accelerated benefits for critical illnesses or chronic conditions are available on term insurance.

Aegon Annual Report on Form 20-F 2021

Additional information Overview of Americas

Universal life insurance
UL insurance is flexible permanent life insurance that offers death benefit protection together with the potential for cash value accumulation. After the first few years, there is usually no set premium. The policyholder can adjust the frequency and amount of premium payments, as long as sufficient premiums are accumulated in the policy’s account value to cover charges in the month that follows, which are called ‘monthly deductions’. Some versions of this product have ‘secondary guarantees.’ These maintain life insurance coverage when the cash value is insufficient, as long as the customer pays a specified minimum premium.
Variable universal life insurance
VUL insurance is permanent life insurance that offers both a death benefit and cash value accumulation potential with financial market participation. The premium amount for VUL insurance is flexible and may be changed by the policyholder within contract limits. Coverage amounts may change as well. The investment feature usually includes
‘sub-accounts,’
which provide exposure to investments, such as stocks and bonds. This exposure increases cash value return potential, but also the risk of additional premium requirements or lower coverage amounts in comparison with a traditional, non-variable
life insurance policy. Transamerica did not actively market VUL insurance in 2021 but may do so in the future.
Index universal life insurance
IUL insurance provides permanent death benefit protection and cash value accumulation with flexible premium payments. What distinguishes it from other types of permanent life insurance is the way in which interest earnings are credited. Net premiums may be allocated to either a fixed account or indexed accounts. Indexed accounts credit interest based in part on the performance of one or more market indices. The credited interest is based on the index, but with a floor and a cap. IUL offers both market-paced growth potential in the indexed accounts and downside protection. It is an alternative to traditional UL - for which interest is credited at a fixed rate - and VUL, in which the cash value is directly exposed to market fluctuations. LTC riders and other living benefit riders are available on IUL products.
Whole life insurance
WL insurance provides permanent death benefit protection provided that the required premiums are paid, while accumulating cash values based on statutory requirements. Premiums are generally fixed and usually payable over the life of the policy. Among the WL insurance products offered is final expense WL insurance, which is intended to cover medical bills and burial expenses.
Accident & Health
Transamerica offers supplemental health insurance and LTC insurance.
Supplemental health insurance
Supplemental health insurance products include accidental death and dismemberment, accidental injury, cancer, critical illness, disability, hospital indemnity, Medicare supplement, retiree medical, dental, vision, and supplemental medical expense indemnity issued by affiliated and/or unaffiliated insurance companies.
Long-term care insurance
LTC insurance products are a category of health insurance and provide benefits to policyholders that require qualified LTC services when they are unable to perform two or more specified activities of daily living or develop a severe cognitive impairment. LTC insurance helps protect against the high cost of LTC services, and it may also help families better manage the financial, health and safety issues associated with LTC. Transamerica offers a LTC rider on certain life insurance products and ceased offering a standalone product in the first half of 2021.
Mutual Funds, Exchange Traded Funds (ETF) and Collective Investment Trusts (CITs)
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
ETFs are a pooled investment vehicle for individual and institutional investors that combine some of the features of a mutual fund with the flexibility of allowing investors to trade throughout the day on an exchange. Transamerica offers a suite of managed-risk passive

Aegon Annual Report on Form 20-F 2021

Additional information Overview of Americas

ETFs that seek to track the S&P Managed Risk 2.0 Indices marketed under the name DeltaShares. This Managed Risk strategy is applied to US Large Cap, Mid Cap, Small Cap, International Developed Equity and Emerging Market Equity Indices.
A CIT is a pooled investment fund, held by a bank or trust company, and generally available only to certain types of retirement plans and other institutional investors. Transamerica serves as the advisor to some of the CITs it offers, which are focused on several different asset classes including US equity, international equity, and fixed income. Transamerica also leverages the portfolio management expertise of asset managers across the industry.
Variable Annuities
VAs allow the policyholder to accumulate assets for retirement on a tax-deferred
basis and to participate in equity or bond market performance. Additional insurance guarantees, which are offered through riders, can be added to VAs, including guaranteed minimum death benefits (GMDBs) and guaranteed living benefits (GLBs). GMDBs provide a guaranteed benefit in the event of death. GLBs are intended to provide a measure of protection against market risk while the annuitant is alive. Different forms of GLBs are offered, such as guaranteeing an income stream for life and/or guaranteeing principal protection. While Transamerica discontinued sales of variable annuities with significant interest rate sensitive living and death benefits in the first quarter of 2021, it continues to offer variable annuities, including certain annuities with GLBs and GMDBs.
Fixed Annuities
Fixed annuities allow the policyholder to accumulate assets for retirement on a tax-deferred
basis through periodic interest crediting and principal protection. Transamerica no longer allows new contracts of any fixed annuities as it ceased new sales of fixed indexed annuities in the first quarter of 2021. Premium additions on in force fixed annuities are allowed in some contracts; however, Transamerica’s fixed indexed annuity rider will no longer receive any premium deposits after the second quarter of 2022, as the contracts allow for additions only for one year after issue.
Retirement Plans and IRAs
Comprehensive and customized retirement plan services are offered to employers across the entire range of defined benefit, defined contribution, and non-qualified
deferred compensation plans for single employer plans, multiple employer plans (MEPs) and pooled employer plans (PEPs). Services are also offered to individuals rolling over funds from other qualified retirement funds or IRAs.
Retirement plan services, including administration, recordkeeping and related services are offered to employers of all sizes and to plans across all market segments with focus on small to mid-sized
organizations. Transamerica also works closely with plan advisors and third-party administrators to serve their customers. Transamerica Retirement Solutions is a top-ten
defined contribution record-keeper in the United States based on number of plan participants
1
.
Plan sponsors have access to a wide array of investment options. Tools are provided to help plan participants monitor their retirement accounts and engage in behavior to stay on track towards a funded retirement. Managed Advice
®
is a managed account option that plan sponsors can make available to participants that provides investment advice to participants using the plan’s slate of funds.
For individuals, retirement related services and products include IRAs, advisory services, and annuities as well as access to other financial insurance products and resources.
Stable Value Solutions
Transamerica’s Stable Value Solutions business offers synthetic guaranteed investment contracts (GICs) primarily to tax-qualified
institutional entities such as 401(k) plans and other retirement plans and college savings plans. A synthetic GIC ‘wrapper’ is offered around fixed income invested assets, which are owned by the plan and managed by the plan or a third-party money manager hired by the plan. A synthetic GIC is typically issued with an evergreen maturity and may be terminated under certain conditions. Such a contract helps to reduce fluctuations in the value of the wrapped assets and provides book value withdrawals for plan participants. Stable Value fixed annuity contracts are also available to certain types of qualified retirement plans as a participant investment option.
Brazil
Aegon has designated Brazil as a growth market. The Americas business in Brazil consists of a 54.9% economic interest, inclusive of 50% of voting common shares, in MAG Seguros, a Brazilian independent life insurer. MAG Seguros’ activities include a life insurance and pension company, an asset management company, a multi-sponsored pension fund, a liabilities management company for pension funds, and a longevity institute. MAG Seguros and Bancoob (Banco Cooperativo do Brasil) own Sicoob Seguradora de Vida e Previdência

1
Based on a compilation of qualitative and quantitative responses received from PLANSPONSOR magazine’s 2021 Recordkeeping Survey. PLANSPONSOR, June 21, 2021, https://www.plansponsor.com/research/2021-recordkeeping-survey. Ranking as of December 2020.

Aegon Annual Report on Form 20-F 2021

Additional information Overview of Americas

(Sicoob), a life insurance and pensions company that provides life insurance and pension products via the Sicoob system. The joint venture distributes products through Sicoob. Bancoob is a private commercial bank owned by the credit cooperative entities affiliated with the Sicoob system. Sicoob represents a key distribution channel for MAG Seguros, which serves over 4 million customers nationwide through over 4,000 brokers.
Competition
The US marketplace is highly competitive. Transamerica’s competitors include other large insurance carriers, in addition to certain banks, securities brokerage firms, investment advisors, and other financial intermediaries marketing insurance products, annuities and mutual funds.
In individual life insurance, leading competitors include Pacific Life, Lincoln National, Prudential Financial, John Hancock, National Life, Nationwide, and AIG. Competitors for supplemental health include a wide range of companies and company types based on the nature of the coverage including Aflac, MetLife, Colonial Life, Allstate, Unum, and Guardian Life.
Transamerica’s primary competitors in the VA market are Jackson National, Lincoln National, AIG, Nationwide, and Equitable.
Some of Transamerica’s main competitors in the mutual fund market include John Hancock, Principal, Hartford Funds, American Funds, PGIM, and Franklin Templeton.
In the defined contribution plan administration market, Transamerica’s largest competitors (based on assets under administration) are Fidelity, Empower, Principal Financial, TIAA, Voya, Vanguard, Alight, and BofA Securities. Transamerica’s largest competitors in the defined benefit segment are Alight, Willis Towers Watson, Conduent, Fidelity, Aon, Mercer, and Milliman.
In the market for synthetic GICs, Transamerica’s Stable Value Solutions business, the largest competitors are Prudential Financial, MetLife, Voya, and Pacific Life.
Regulation and supervision
Transamerica’s insurance companies are regulated primarily at the state level. Some activities, products and services are also subject to federal regulation.
State regulation
The Transamerica insurance companies are licensed as insurers and are regulated in each US state and jurisdiction in which they conduct insurance business. The insurance regulators in each state carry out their mission by providing oversight in the broad areas of market conduct and financial solvency.
Transamerica’s largest insurance company, Transamerica Life Insurance Company, is domiciled in the State of Iowa, and the Iowa Insurance Division exercises principal regulatory jurisdiction over it. Iowa is Transamerica’s designated lead state, giving Iowa a coordinating role in the collective supervision of Transamerica’s insurance entities.
In the areas of licensing and market conduct, states grant or revoke licenses to transact insurance business, regulate trade, advertising and marketing practices, approve policy forms and certain premium rates, review and approve products and certain rates prior to sale, address consumer complaints, and perform market conduct examinations on both a regular and targeted basis.
In the area of financial regulation, state regulators implement and supervise statutory reserve and minimum risk-based capital requirements. Insurance companies are also subject to extensive reporting requirements, investment limitations, and required approval of significant transactions. State regulators conduct extensive financial examinations every three to five years.
State regulators have the authority to impose a variety of corrective measures, including the revocation of an insurer’s license, for failure to comply with applicable regulations. All state insurance regulators are members of the National Association of Insurance Commissioners (NAIC),
a non-regulatory
industry association that works to achieve uniformity and efficiency of insurance regulation across the United States and US territories.
Recent state-level regulatory developments that impact Transamerica include changes to the product illustration rules for IUL insurance. The new rules attempt to make product illustrations more consistent across various product designs and should lead to a more level playing field for new sales within the industry.

Aegon Annual Report on Form 20-F 2021

Additional information Overview of Americas

The NAIC is implementing updated risk-based capital for bonds and real estate, effective at year end 2021. The factors result in required capital increases for many categories of bonds, whereas real estate capital charges decrease. In combination, the changes to bond and real estate risk charges have the effect of increasing regulatory capital requirements for Transamerica.
The NAIC has finalized and is gradually implementing a liquidity stress testing framework for large life insurers, including Transamerica. The requirements are effectuated by changes to the NAIC’s Insurance Holding Company System Regulatory Act, which must be adopted by each state, but current submissions are occurring under existing authority. It is anticipated that the required liquidity stress testing exercise will be performed annually.
Recent amendments to the Life and Health Insurance Guaranty Association Model Act adjust guaranty fund assessments for future LTC insurance-related insolvencies so that 50% of such assessments come from life/annuity accounts, with the other 50% from health/Health Maintenance Organization accounts. Under the new formula, in the event of an
LTC-related
insolvency, Transamerica would be subject to a relatively greater burden for assessments imposed by state guaranty associations. To date, approximately 35 states have adopted the amended model.
Other emerging state issues that may impact Transamerica include a project by the NAIC to update the economic scenario generator that is required to be used to calculate prudential provisions for variable annuities and other products. The NAIC is also investigating emerging simplified and automated underwriting methodologies in light of nondiscrimination objectives. Finally, the NAIC is also exploring enhancements to existing climate risk regulation, including solvency assessment and risk disclosure.
Federal regulation
Although the insurance and retirement-related directed trustee and CIT business is primarily regulated at the state level, securities products, and retirement plans products and services are also subject to federal regulation.
Variable insurance products and mutual funds offered by Transamerica are subject to regulation under the federal securities laws administered and enforced by the Securities and Exchange Commission (SEC). The distribution and sale of
SEC-registered
products by broker-dealers is regulated by the SEC, the Financial Industry Regulatory Authority (FINRA), and state securities regulators. A number of Transamerica companies are also registered as investment advisors and are subject to the SEC’s Regulation Best Interest (Regulation BI), which establishes a “best interest” standard of conduct for broker-dealers and investment advisors when making a recommendation to a retail customer and requires potential conflicts of interest to be disclosed. Several states have adopted an NAIC model law that imposes similar standards as Regulation BI for the sale of non-variable
annuities.
There continues to be a very active US federal legislative and regulatory environment with respect to financial services. While there is no certainty whether or in what form these proposals might be adopted, emerging federal proposals that may impact the businesses of Transamerica include a Department of Labor fiduciary advice proposal, several legislative proposals considering independent contractor classification, and new requirements regarding the disclosure of climate risks and potentially other environmental, social, and governance factors.
Information security and privacy regulation
Transamerica’s businesses are regulated with respect to information security, data breach response, privacy, and data use at both the federal and state levels. At the federal level, various Transamerica companies are subject to the Gramm-Leach-Bliley Act (GLBA), the Fair Credit Reporting Act (FCRA), and the Health Insurance Portability and Accountability Act (HIPAA), among other laws. At the state level, Departments of Insurance and Financial Services typically administer a series of privacy and information security laws and regulations that impact several Transamerica businesses. In addition, in recent years numerous state legislatures have passed or have attempted to pass additional, more broad-based general consumer privacy laws, such as the California Consumer Privacy Act and the California Privacy Rights Act. Those California laws, as amended, will be administered by the newly formed California Privacy Protection Agency. Additional laws and regulations with respect to these topics are also anticipated to be promulgated and to go into effect in the coming years, and they may be administered by new or different state agencies or by the offices of state Attorneys General. The White House, SEC, and other regulators have also increased their focus on companies’ cybersecurity vulnerabilities and risks, including in relation to third-party service providers.

Aegon Annual Report on Form 20-F 2021

Additional information Overview of the Netherlands

Overview of the Netherlands
For over 175 years, Aegon has operated in the Netherlands, where it is a leading provider of life insurance and pensions. Aegon the Netherlands employs approximately 3,300 people and is headquartered in The Hague, with main other offices in Amsterdam, Leeuwarden, and Groningen.
Organizational structure
Aegon is one of the most widely recognized brands in the Dutch financial services sector. Aegon the Netherlands also operates through several other brands, including Knab, TKP Pensioen, Nedasco and Robidus.
Aegon the Netherlands has four lines of business:

♦	• Life;

♦	• Mortgages;

♦	• Banking; and

♦	• Workplace Solutions.
Aegon the Netherlands’ primary subsidiaries are:

♦	• Aegon Bank N.V.;

♦	• Aegon Cappital B.V.;

♦	• Aegon Hypotheken B.V.;

♦	• Aegon Levensverzekering N.V.;

♦	• Aegon Schadeverzekering N.V.;

♦	• Aegon Spaarkas N.V.;

♦	• Nedasco B.V.;

♦	• Robidus Groep B.V.;

♦	• TKP Pensioen B.V.
Within the strategy of Aegon, Aegon the Netherlands is designated a core market, organized into Financial Assets and Strategic Assets.
The Life activities of Aegon the Netherlands are considered Financial Assets. Aegon has established a dedicated team to manage these businesses, which is responsible for maximizing its value through active in-force
management, disciplined risk management and capital management actions. These actions are focused on protecting the capital position, increasing capital generation, and reducing expenses by outsourcing of the servicing of the life-books. Aegon selectively competes in the defined benefit market. This also includes supporting employers in their transition towards defined contribution solutions under the new pension agreement. In 2021, new life sales consisted mainly of immediate pensions annuities, indexations on existing group life contracts and risk insurance.
Strategic Assets are the businesses in which Aegon the Netherlands will invest to grow its customer base and increase margins. Aegon the Netherlands strategically focuses on the following business: Mortgages (Aegon Hypotheken), Banking (Knab); and Workplace solutions for employers. The last category consists of the following businesses: Aegon Cappital, TKP Pensioen, Aegon Schadeverzekering, Robidus and Nedasco.
Overview of sales and distribution channels
Aegon the Netherlands uses a variety of distribution channels to help customers access the products and services appropriate to their needs. All business lines use an intermediary channel, which focuses on independent brokers in different market segments in the Netherlands. Aegon the Netherlands continues to invest in online capabilities to support customers and intermediaries, to further enhance the digital self-service experience.
In 2021, Aegon decided to stop offering bank savings products to non-fee-paying
customers. Due to low market interest rates, Aegon could not offer these savings products to its customers in a profitable way. These customers were offered the opportunity to either transfer their funds to another bank or transfer their funds to a fee-based
Knab account. Going forward, new banking products will be offered through the Knab label only, distributed fully online.

Aegon Annual Report on Form 20-F 2021

Additional information Overview of the Netherlands

Overview of business lines
Life
Aegon the Netherlands’ Life entity (Aegon Levensverzekering) is managed as a Financial Asset. This means that the focus is on maximizing its value through active in-force
management, disciplined risk management and capital management actions. These actions are focused on protecting the capital position, increasing capital generation, and reducing expenses by outsourcing of the servicing of the life-books.
Pensions
Interest rates have been low for an extended period of time, creating a shift from Defined Benefit (DB) pension plans to Defined Contribution (DC) pensions plans. In 2020, fundamental changes were proposed to the Dutch pension system. Although implementation is delayed from 2026 to 2027, these include that new pension accrual is only allowed in DC schemes. As Aegon the Netherlands offers DC schemes through a separate legal entity - Aegon Cappital - the consequence for Aegon Levensverzekering is that all of its Group pension products will become closed books.
Aegon the Netherlands will only selectively compete in the defined benefit market. This also includes supporting employers in their transition towards defined contribution solutions under the new pension agreement. Renewals of existing contracts are possible, but only if the renewal facilitates the existing customers in their transition to DC. In addition, Aegon Levensverzekering will continue to sell risk insurance and annuities that are closely linked to DC schemes. More detail on annuities is provided further below.
The Group DB products that remain on the balance sheet of Aegon Levensverzekering are as follows:

♦	• Separate account group contracts with individually determined asset investment strategies, profit sharing and guarantees;

♦	• Contracts with profit sharing based on a pre-determined interest rate;

♦	• Traditional variable unit-linked products;

♦	• DB subscriptions, a standardized product that offers a 1-year guarantee; and

♦	• Contracts without profit sharing.
As the DB subscription product remains open for existing customers and, as some contracts have a due date in the future, there are still premiums received for these products. In addition, indexations remain possible for all of the Group DB products.
Annuities
The actively sold products in this category are simple payout annuities and variable annuities without guarantees. These products are linked to DC schemes in which participants build up their capital and are obliged, by law, to purchase an annuity at the pension date. Participants can choose between a guaranteed annuity - where all risks are borne by Aegon - or a variable annuity without investment guarantees, where all risks are borne by the participant. Given that a significant shift has been observed to DC schemes, these annuities are a natural driver of growth as they provide a solution for the payout phase. Annuity insurance also includes older products with guaranteed interest rates and profit sharing for which no new business is written.
Risk insurance
This category mainly includes the survivor’s pension insurance sold as a rider to DC pension schemes. Premiums are mainly paid by the employer and the product pays benefits to the spouse/children in the event of the death of the insured.
Endowment insurance
Endowment insurance includes several products that accumulate a cash value. Premiums are paid at inception or over the term of the contract. These products pay benefits on the policy maturity date, subject to survival of the insured. Most policies also pay death benefits should the insured die during the term of the contract. Minimum interest guarantees exist for all generations of endowment insurance products written, except for universal life products, for which premiums are invested solely in equity funds. These products are no longer being sold.
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

Aegon Annual Report on Form 20-F 2021

Additional information Overview of the Netherlands

Mortgages
Aegon the Netherlands offers mainly annuity and linear residential mortgages, while also catering to consumers requiring interest only mortgage loans. Mortgage loans are originated both as investments for Aegon the Netherlands’ insurance and bank entities as well as distributed to third-party investors. Such investors are provided access to this high-quality asset class through the Aegon Dutch Mortgage Fund, Robuust (a third-party label where Aegon has the exclusive right to purchase and distribute the mortgages receivables), SAECURE (Aegon’s Dutch residential mortgage-backed securities program), Aegon Bank’s covered bond program, and various bespoke structures to tailor to investors’ needs. Investors value our mortgage offering for the attractive spread and low credit-loss experience through disciplined underwriting. Consumers and independent financial advisors choose Aegon mortgages for the high quality of service, reliable operations, and accessibility through the economic cycle.
Banking
In 2021, Aegon completed the migration and integration of the Aegon Bank brand to the Knab brand. Knab is a fully online digital bank that went live in 2012. By integrating both operations and rationalizing product offerings, costs are lower, operations more efficient, and governance is unified. Knab continues to offer banking products like savings accounts and investments, as part of Aegon’s pension offerings in the Netherlands. In 2020, Banking was classified as a Strategic Asset and forms the gateway to individual retirement solutions.
Knab customer growth is geared towards
fee-paying
customers and products. Increasing efforts to deliver products and offer functionalities (e.g., Google pay, VAT savings) in a higher customer demand environment is key for retaining and acquiring new customers.
Workplace solutions
Non-life
Accident and Health
Aegon the Netherlands offers disability and sick leave products to employers that cover these payments for employees not covered by social security and where the employer bears the risk. For some forms of disability, employers can choose to use the social security system to insure these risks or opt out and seek private insurance, which Aegon also offers. Private insurance appeals to employers, because it offers a wider set of coverage options and therefore better tailor to the needs of the employer regarding the disability risk of their employees, and as a result helps reduce absenteeism and disability thanks to better reintegration efforts.
For individuals, Aegon the Netherlands offers a disability product mainly targeted at the growing self-employed market.
Property and Casualty (P&C)
Aegon the Netherlands has focused exclusively on retail lines in P&C insurance, offering products in the segments of property, motor, travel, legal assistance, private liability claims, pet insurance, and injury. The ambition for the P&C retail segment is to provide the best digital service in the Dutch P&C market while building long-lasting relationships with customers and distribution partners.
Through the service concepts, Aegon the Netherlands supports intermediaries with excellent digital processes to help their customers in the best possible way. This is done by stimulating performance at sustainable levels for customers, intermediaries, and the insurer. In addition to the intermediary market, Aegon the Netherlands has further developed digital and online capabilities, especially as the direct market has sustained a sizable share in the overall distribution in the past years, in particular for the Motor segment. The direct market includes sales via Aegon’s own website and affiliates, as well as through aggregator websites.
Aegon Cappital
Aegon Cappital is
a low-cost
provider of DC pension schemes offered through intermediary advisors. Aegon Cappital offers DC pension schemes in a standardized subscription-based model to small and medium enterprises and customized contracts for medium-to-large
corporations. The model enables employers to choose from a variety of contribution tables and social security offsets, while remaining flexible for regulatory changes, such as changes in pension age or fiscal contribution limits. Savings premiums are invested in life cycle funds managed by Aegon Investment Management B.V
Aegon Cappital is one of the largest pension premium institutions (‘PPIs’) in the Netherlands and benefits considerably from economies of scale. The low interest rate environment, and the fundamental changes of the Dutch pension system as of January 1, 2027, will result in a continued shift to DC schemes.
PPIs cannot bear any investment or insurance risks on their offerings due to regulatory requirements. The schemes include disability and/or life insurance which are offered by partners Aegon Levensverzekering, Aegon Schadeverzekering and Elips Life AG, and

Aegon Annual Report on Form 20-F 2021

Additional information Overview of the Netherlands

the option for participants to buy deferred annuities offered by partner Aegon Levensverzekering. The main risks for Aegon Cappital are operational and regulatory risk.
TKP Pensioen, Robidus and Nedasco
TKP Pensioen is a top three player in the Dutch market for pension administration
1
. TKP Pensioen administers pension rights for several large company and industry pension funds, as well as other pension providers such as premium pension institutions. Their customers – 67,000 employers representing 3.4 million participants – rely on TKP Pensioen for correct and timely pension payments, and clear and accessible pension information and communication. This ranges from the mandatory pension statements to customer contact and digital customer services.
Robidus Groep advises corporations on the risks and associated costs of absenteeism and disability under Dutch social security legislation and acts as an insurance broker for income related insurances.
Nedasco is an intermediary service provider that is mainly active in non-life
business domains.
Competition
Aegon the Netherlands faces strong competition in all markets from insurers, banks, investment companies and pension funds. Its main competitors are Allianz Benelux, ASR and NN Group.
Aegon has been a key player in the total life market for many years and was ranked fourth in 2020 based on gross premium income
2
. The life insurance market in the Netherlands comprises pensions and life insurance. The top five life insurance companies in the Netherlands by gross premium income accounted for over 80% of total premium (Individual Life and Pensions) income in 2020. Aegon the Netherlands is one of many insurers in the non-life
market with a market share of around 2%
3
, making it the tenth largest company in the market.
In the mortgage loans market, Aegon the Netherlands held a market share of over 7% based on new sales in 2020, making it the fourth largest mortgage loan provider in the market
4
. Rabobank, ABN AMRO, and ING Bank are the largest mortgage loan providers in the market, but their market share is under pressure, because of a shift to fixed rates for longer periods. Competition is still increasing from foreign competitors and capital from pension funds.
Aegon the Netherlands’ share in the market for Dutch household savings was just over 3% in 2020
5
, which is relatively small in comparison to the top three which are Rabobank, ING and ABN AMRO. In 2021, market share decreased as a result from the decision to stop selling products under the Aegon Bank label.
In the pensions market the defined contribution (PPI) segment is set to grow further due to the fundamental changes of the Dutch pension system as of 2027 and the demand for transparent and cost-effective pension products. Significant growth of scale is necessary to effectively serve this market. Aegon the Netherlands has identified this market as an opportunity for growth and intends to maintain its leadership position with Aegon Cappital in cooperation with other Aegon units. Aegon Cappital is the number two in the market based on number of participants and assets under management
6
.
Regulation and supervision
General
Regulation of the financial sector in the Netherlands is included in the Financial Supervision Act (Wet op het financieel toezicht or Wft). The Wft embeds the cross-sectorial functional approach within the Dutch supervisory system. The supervision of financial institutions pursuant to the Wft rests with the Dutch Central Bank (DNB) and the Dutch Authority for the Financial Markets (AFM).
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

1	Company source data at the end of 2019
2	Dutch Association of Insurers – annual reports insurers 2020
3	Dutch Association of Insurers – Production data Non-Life 2021
4	Land register (Kadaster)
5	Market data DNB in combination with data Knab
6	PPI Association 2020

Aegon Annual Report on Form 20-F 2021

Additional information Overview of the Netherlands

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
Financial supervision of insurance companies
The Solvency II framework consists of, inter alia, an EU Directive and EU Delegated Regulation. The EU Directive has been transposed into Dutch legislation, in particular the Wft. The EU Delegated Regulation is directly applicable, without transposition into local legislation.
The following insurance entities of Aegon the Netherlands are subject to prudential supervision by the DNB:

♦	• Aegon Levensverzekering;

♦	• Aegon Schadeverzekering;

♦	• Aegon Spaarkas.
An insurance company is neither permitted to conduct both life insurance and non-life
insurance business within a single legal entity (except for reinsurance), nor to carry out both insurance and banking activities within the same legal entity. Within Aegon the Netherlands, Aegon Levensverzekering and Aegon Spaarkas conduct life insurance activities. Aegon Schadeverzekering conducts non-life
insurance activities.
Solvency II
The Solvency II framework is described in more detail in the section ‘Regulation and supervision’ of Aegon’s Annual Report 2021.
Aegon the Netherlands uses a partial internal model (PIM) to calculate the solvency position of its life insurance activities under Solvency II. The calculation includes the use of the volatility adjustment (VA), but does not include the use of any transitional measures. The initial internal model of Aegon the Netherlands was approved on November 26, 2015, by the supervisor, the DNB, as part of the Internal Model Application Process. Following the Internal Model Application Process, Aegon the Netherlands made several major changes to its PIM, which have all been approved by DNB.
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
Financial supervision of credit institutions
Aegon Bank is subject to Basel requirements pursuant to the EU Capital Requirements Regulation (‘CRR’) and the Capital Requirement Directive (‘CRD’), as implemented in the Netherlands in the Wft. The CRD and CRR include requirements with respect to the quality and quantity of capital, as well as a liquidity framework. According to EU legislation, competent authorities remain responsible for monitoring leverage policies and processes of individual institutions and may impose additional measures to address risk of excessive leverage, if warranted.
Taking into account the regulatory requirements mentioned above and the outcomes of the annual Supervisory Review and Evaluation Process (‘SREP’), Aegon Bank’s minimal capital and liquidity requirements are set.

Aegon Annual Report on Form 20-F 2021

Additional information Overview of the Netherlands

The Banking Recovery and Resolution Directive (‘BRRD’), as implemented in the Netherlands in the Wft, and the Single Resolution Mechanism Regulation (‘SRM Regulation’) form the European framework for recovery and resolution for banks. The BRRD provides for early intervention measures and banks can be placed under resolution when a set of given conditions is met. The BRRD allows the DNB to write down or convert capital instruments and exercise other instruments pursuant of its powers as in the BRRD.
Pursuant to the SRM Regulation and the BRRD, Aegon Bank is at all times required to meet a minimum amount of own funds and eligible liabilities (‘MREL’), expressed as a percentage of the total liabilities and own funds. The DNB sets a level of minimum MREL on a bank-by-bank
basis based, but has not done so yet for Aegon Bank.
In 2017, the Basel Committee published the finalized Basel III reforms (informally known as ‘Basel IV’) to improve the global regulatory framework. The implementation of Basel IV in EU regulation will be completed through amendments in the CRD/CRR framework, for which EC proposals were published on October 27, 2021. The proposed changes include stricter rules for internal models, a capital floor, and revisions to the standardized approaches for credit risk, operational risk and the credit valuation adjustment specified at a counterparty level (‘CVA’). These changes only have a limited impact for Aegon Bank N.V. as it does not apply internal rating based model for credit risk to which the capital floors apply.

Aegon Annual Report on Form 20-F 2021

Additional information Overview of United Kingdom

Overview of United Kingdom
Aegon in the United Kingdom (hereafter referred to as Aegon UK) is the market-leading investment platform in the UK, providing a broad range of investment, retirement solutions and protection products to individuals, advisers and employers.
Aegon UK accesses customers through retail financial advisers and the workplace and has a market-leading position in each, with 3.9 million customers and GBP 215 billion assets under administration (AUA).
Aegon has designated the UK as a core market with strategic focus on growing the Retail and Workplace channels, and on retaining customers in its traditional insurance book. Aegon plans to invest in growing the customer base, improving customer retention and growing margins.
Over 4,000 adviser firms have placed business with Aegon UK in the last year (just under one third of the market), and around 10,000 employers.
It employs over 2,000 people and its main offices are in Edinburgh, London, Peterborough, and Witham.
The UK is a core market for Aegon, and Aegon UK is viewed as a strategic asset which Aegon plans to invest in with a view to growing the customer base, improving customer retention and growing margin.
Organizational structure
Aegon UK plc is Aegon’s holding company in the UK. It was registered as a public limited company in December 1998. The leading operating subsidiaries, which all operate under the Aegon brand, are:

♦	Scottish Equitable plc;

♦	Cofunds Ltd.;

♦	Aegon Investment Solutions Ltd.; and

♦	Aegon Investments Ltd.
Overview of business Lines
Aegon UK has both a modern
fee-based
investment ‘platform’ business, built organically and scaled through the acquisition of Cofund’s retail savings platform and BlackRock’s Workplace Defined Contribution business, and a ‘traditional insurance’ business.
Aegon UK’s platform business delivers a range of propositions through Retail and Workplace channels, together with protection products and an institutional trading platform business. This is supported by an investment solutions capability which allows customers to invest in proprietary Aegon funds, driving additional fee margin.
Aegon UK’s traditional insurance business consists of older contracts that are no longer actively marketed to new customers. An out-source
relationship is in place with Atos to service and administer the book, building on an existing relationship, which has seen Atos successfully administer over 400,000 protection policies since 2016.
Overview of sales and distribution
Aegon UK has two principal distribution channels: financial advisers who advise Retail customers and the workplace.
Aegon UK works with those advisers and employers to deliver an online experience for customers. The platform is designed to support customers throughout their life as needs evolve by providing a comprehensive range of products and funds, moving with them each time they change employers and allowing them to link in with different advisers.
This gives Aegon UK the ability to support customers throughout their lives with the flexibility required to support the modern, complex lives they are living to and through retirement, unlike the majority of its competitors.
Aegon UK is now investing in organic growth where it is seeking to capitalize on its strong positions in the Retail and Workplace pension markets, which are forecast to grow materially in the medium to long term.

Aegon Annual Report on Form 20-F 2021

Additional information Overview of United Kingdom

Retail channel
The Retail channel provides financial advisers and other institutions access to long-term savings and retirement products, through an open architecture investment platform. It aims to capitalize on the strong demand for advice, especially within the growing affluent population nearing and in retirement.
Aegon UK offers a comprehensive proposition allowing advisers to manage their clients long-term investments by offering equity trading, and a choice of over 4,500 funds. Aegon UK is continuing to develop a strong range of own brand investment solutions, and plans to extend them in 2022.
Aegon UK provides a technology platform that supports advisers and their customers in managing their finances, and is integrated with the back offices of the advisers. The aim is to create a primary platform relationship, which positions Aegon UK to receive the majority of new business flows from the adviser partner.
Over 4,000 adviser firms have placed business with Aegon UK in the last year across a wide range of business models. These include leading wealth management firms such as Chase De Vere, financial services networks such as Quilter, and execution-only brokers.
Nationwide Building Society has been an important partner for Aegon UK since the relationship was established in 2017. There are plans to expand the product offering beyond Individual Savings Accounts (ISAs) and General Investment Accounts (GIAs) to pensions and other solutions. An important dimension of the Nationwide partnership is the inclusion of Aegon’s own investment solutions.
Workplace channel
The Workplace channel provides
UK-based
employers with Workplace pensions and savings schemes. It allows Aegon UK to participate in the strongly growing auto-enrolment market, cost effectively acquiring around 150,000 individual customer relationships every year.
Aegon UK has a market-leading position covering all major Workplace savings products, and participates in both the small and medium-sized
(SME) and large employer segments. A key driver of growth is in the Master Trust product, the fastest growing sector of the UK Defined Contribution market, where Aegon UK has an established and market-leading offering.
Aegon UK works with leading employee benefits consultants and corporate advisers to provide a Workplace savings platform to employers such as WH Smith, EasyJet and Skanska. This combines its core pension capabilities with ISAs and GIAs, allowing employees to maximize their savings whilst employed, then take the product with them when they leave or choose to take financial advice in the future.
At the heart of this is Aegon UK’s employee digital portal, which provides tools to enable employees to make more informed decisions. The portal also links into the wider engagement activities such as seminars in the workplace, and online innovations such as the launch of digital personalized summaries and an app that helps customers consolidate assets held elsewhere, increase their savings and transition into retirement.
The acquisition of Pensions Geeks in 2021 will allow Aegon UK to bring to market an interactive digital financial education platform in 2022, which will utilize their award-winning marketing capability to further enhance the experience offered to the end customer.
Individual customer channel
Aegon UK has a growing individual customer base of 1.5 million, who are not attached to an adviser or employer. These individuals are provided with tools that enable them to manage their finances, and with customer service support to help with guidance and referrals available to Aegon UK’s in-house
Financial Adviser business, Origen, where appropriate. The Pension Geeks education platform will also be made available here.
Protection channel
Aegon UK offers a range of products for Retail customers, including life cover, critical illness and income protection available through financial advisers. The target market is wealthier customers over the age of 40, where Aegon UK’s underwriting expertise helps it to provide a customer-centric proposition.
In addition, Aegon UK offers a range of protection products for small to medium-sized
companies that wish to insure key personnel, complementing the core offerings in the Workplace channel.

Aegon Annual Report on Form 20-F 2021

Additional information Overview of United Kingdom

Institutional channel
Aegon UK also participates in the institutional market in two areas where investment trading capability is provided to other parties who provide policy administration to the end-client:

♦	An institutional trading platform which powers 27 of the UK’s leading platforms, wealth management firms and investment houses (e.g., Brooks MacDonald, Charles Stanley); and

♦	An investment-only proposition for Workplace pension schemes, which provides access to insured funds for approximately 154 clients.
Competition
Aegon UK is well positioned for growth, possessing a market leading position in markets with strong growth potential.
Aegon UK encounters different competitors in each of its core markets, but is unique in the way it supports intermediaries wishing to operate across channels providing an end-to-end
customer experience.
In the Retail market, Aegon UK aims to become the ‘primary platform’ for intermediaries and competitors include Fidelity, Transact and Quilter.
In the Workplace market, Aegon UK provides employee benefits, engagement, and scheme governance. And, competitors include Aviva, Legal & General and Willis Towers Watson.
Regulation and supervision
All relevant Aegon UK companies based in the UK are either: authorized by the Prudential Regulation Authority (PRA) and regulated by the Financial Conduct Authority (FCA) and the PRA; or authorized and regulated by the FCA, dependent on firm type.
The PRA is responsible for the prudential regulation of deposit takers, insurers and major investment firms. The FCA is responsible for regulating firms’ conduct in Retail and Wholesale markets. It is also responsible for the prudential regulation of those financial services firms that do not come under the PRA’s remit.
The Aegon Master Trust is subject to regulatory oversight by The Pensions Regulator.
The UK exit from the European Union (EU) has implications for financial services companies in the UK. Much of the financial regulation applicable in the UK derived originally from EU legislation and has been retained by the UK. In light of their new autonomy, the UK Government and Regulators are reviewing the UK Regulatory Framework to consider if changes are needed, as well as focusing on specific changes in areas such as Solvency II.
Financial supervision of insurance companies
Scottish Equitable plc is authorized by the PRA and is subject to prudential regulation by the PRA and conduct regulation by the FCA. Every life insurance company licensed by and/or falling under the supervision of the PRA must file audited regulatory reports at least annually. These reports, primarily designed to enable the PRA to monitor the solvency of the insurance company, include a (consolidated) balance sheet, a (consolidated) income statement, a breakdown of the Solvency Capital Requirements, extensive actuarial information, and detailed information regarding the investments of the insurance company. The PRA’s regulatory reporting is based on a single entity focus and is designed to highlight risk assessment and risk management.
Regulatory Solvency Requirements
The UK adopted Solvency II regulations and Binding Technical Standards as they stood at the end of the Brexit transition period on December 31, 2020 into UK law. Temporary Transitional Powers are in place under which certain provisions of these onshored regulations will continue to apply until March 31, 2022. Consequently, the UK continues to adopt regulatory solvency requirements which are broadly aligned to those under Solvency II. UK life insurance companies are required to maintain Own Funds which are sufficient to withstand a 1-in-200
shock on
a 1-year
value-at-risk
basis, subject to certain absolute minimum requirements.
One area of divergence is that the PRA now publishes its own Technical Information, including basic risk-free term structures, which must be used by UK Solvency II firms. The UK and EU are both conducting separate reviews of Solvency II which may lead to some further divergence, although both the UK and EU remain committed to the principles underlying Solvency II.

Aegon Annual Report on Form 20-F 2021

Additional information Overview of United Kingdom

Since the introduction of Solvency II on January 1, 2016, Scottish Equitable plc has been using the Aegon Group Partial Internal Model (PIM) to calculate its solo solvency position and its contribution to group solvency. Following the end of the Brexit transition period, the PRA approved the use of the existing PIM for the calculation of the solo regulatory solvency requirements of Scottish Equitable plc. The UK PIM and Group PIM are currently aligned and Aegon UK intends to maintain close alignment in the future, where this remains appropriate.
Scottish Equitable plc uses the Matching Adjustment in the calculation of the technical provisions for its annuities, and uses the Volatility Adjustment in the calculation of the technical provisions for the With-Profits business with investment guarantees. Following the sale of the majority of its annuity business in 2017, Scottish Equitable plc ceased the use of the Transitional Measures on Technical Provisions.
Regulatory requirements for investment firms
In January 2021, Aegon UK Investment Holdings Ltd was established as a wholly owned subsidiary of Aegon UK plc, and became the direct parent of: Cofunds Ltd, Aegon Investment Solutions Ltd, Aegon Investments Ltd, Momentum Group Ltd, Origen Financial Services Ltd, and Origen Ltd. Aegon UK Investment Holdings Ltd and these subsidiaries are referred to as Aegon UK Investment Group (AUKIG). From January 1, 2021, much of Aegon UK’s regulatory reporting has been on an AUKIG basis.
From January 1, 2022, the FCA’s Investment Firm Prudential Regime (IFPR) rules entered into force. These are relevant to AUKIG. Under the new regime, the Pillar 1 capital requirement is the higher of the Fixed Overhead Requirement (FOR), the Permanent Minimum Requirement, or the new
‘K-factor’
requirement (which replaces the credit risk requirement). The IFPR also replaces the Pillar 2 Internal Capital Adequacy Assessment Process (ICAAP), with a new Internal Capital and Risk Assessment (ICARA) process. Under ICARA, there is more focus on the impact of risks and the potential harm to clients, wider markets and the firm itself. There is also a greater focus on liquidity.

Aegon Annual Report on Form 20-F 2021

Additional information Overview of International

Overview of International
Aegon International consists of the two growth markets, China and Spain & Portugal, Aegon’s business in Central and Eastern Europe, the high-net-worth
life insurance business and some smaller ventures in Asia. As of 2022, International will include Brazil and be responsible for all three growth markets of Aegon.
Aegon’s presence in the Spanish insurance market dates to 1980. The activities in Spain (and eventually Portugal) have developed largely through distribution partnerships with major Spanish banks Banco Santander S.A. and Liberbank S.A. Spain & Portugal are now one of the three growth markets of Aegon Group. In 1992, Aegon purchased the majority stake in Hungary’s former state-owned insurance company, Állami Biztosító. It expanded in Central & Eastern Europe (CEE) in the 2000s. Operations in Asia were established in 2003, starting with a JV in China, which is another growth market for Aegon. TLB was established in 2005 and incorporated in Hamilton, Bermuda followed by full-service branches openings in Hong Kong and Singapore in 2006. In 2008, a joint venture in India was formed.
In November 2020, Aegon announced an agreement to sell its Central and Eastern European operations (Poland, Romania, Turkey, and Hungary) to Vienna Insurance Group, as part of its strategy to focus on key markets, simplify the footprint, and strengthen the balance sheet. This transaction is still to complete.
Organizational structure
The key lines of business within the region are Spain & Portugal, Hungary, TLB, and China. The remaining business units are grouped in one category called “Others” for reporting purposes. The corresponding subsidiaries and affiliates (including Aegon’s ownership percentages, where relevant) are as follows:
Spain & Portugal:

♦	Aegon España S.A.U. de Seguros y Reaseguros (Aegon España Insurance and Reinsurance);

♦	Santander Generales Seguros y Reaseguros S.A. (Santander General Insurance and Reinsurance) (51%);

♦	Santander Vida Seguros y Reaseguros S.A. (Santander Life Insurance and Reinsurance) (51%);

♦	Liberbank Vida y Pensiones, Seguros y Reaseguros, S.A. (Liberbank Life and Pensions, Insurance and Reinsurance) (50%);

♦	Aegon Santander Portugal Não Vida-Companhia de Seguros S.A. (Aegon Santander Portugal Non-Life Insurance Co.) (51%); and

♦	Aegon Santander Portugal Vida-Companhia de Seguros de Vida S.A. (Aegon Santander Portugal Life Insurance Co.) (51%).
Hungary:

♦	Aegon Magyarország Általános Biztosító Zártkörűen Működő Részvénytársaság (Aegon Hungary Composite Insurance Co.).

♦	Aegon Pension Fund Management Company

♦	Aegon Intermediary and Marketing Company

♦	Help 24 Assistance Company

♦	Aegon Asset Fund Management Company
TLB:

♦	Transamerica Life (Bermuda) Ltd.
China:

♦	Aegon THTF Life Insurance Co., Ltd. (50%) in China.
Other key subsidiaries:

♦	Aegon Towarzystwo Ubezpieczeń na Życie Spótka Akcyjna (Aegon Poland Life);

♦	Aegon Powszechne Towarzystwo Emerytalne Spótka Akcyjna (Aegon Poland Pension Fund Management Co.);

♦	Aegon Emeklilik ve Hayat A.Ş. (Aegon Turkey);

♦	Aegon Pensii Societate de Administrare a Fondurilor de Pensii Private S.A (Aegon Romania Pension Administrator Co.);

♦	Aegon Life Insurance Company Ltd. (49%) in India; and

♦	Aegon Insights Ltd.
Effective January 1, 2022, MAG Seguros, Aegon’s operations in Brazil, will be reported as part of Aegon International.

Aegon Annual Report on Form 20-F 2021

Additional information Overview of International

Overview of sales and distribution channels
International distributes its products directly to consumers (online and/or physical branches) and via banks, brokers, (tied) agents, and other digital/
e-commerce
partners.
The sales and distribution channel mix varies per country, reflecting the differences in the local insurance markets. The strategy is to invest in digital distribution platforms, particularly in China, to build distribution capabilities for the future.
Spain & Portugal
In Spain & Portugal, the life insurance and health products are sold by Santander Life Insurance and Reinsurance, whereas the non-life
insurance (accident, home, unemployment, disability, critical illness dependency and funeral) products are sold by Santander General Insurance and Reinsurance Company.
Liberbank, S.A., another bancassurance partner of Aegon, has a nationwide presence with a special focus on retail markets in several regions (Asturias, Cantabria, Castilla La Mancha and Extremadura). It distributes life insurance products through local branches where the distribution agreement is a joint venture between the Life and Pensions, Insurance and Reinsurance company of Liberbank, S.A. and Aegon España, both parties holding equal ownership stakes.
In 2020, Aegon and Banco Santander completed the acquisition of the in-force
term life policies previously sold through Banco Popular branches, following Banco Santander’s acquisition of Banco Popular. The joint venture also acquired the right to write new term life and selected lines of non-life
policies through the former Banco Popular branches now owned by Banco Santander.
On July 30, 2021, a merger between Liberbank and Unicaja Bank was completed, with Unicaja being the acquiring legal entity. Liberbank has ceased to be a distinct legal entity and all of its assets and liabilities have been transferred to Unicaja. As a result of the merger, Unicaja Bank now has bancassurance agreements with each of Aegon, Mapfre and Santa Lucía. These relationships are currently under review.
Aegon España’s own distribution channel offers life, health and pension products. The network of brokers and agents accounts for approximately 80% of the total sales of the fully owned subsidiary, and the remaining 20% is generated by the direct channel.
Central & Eastern Europe
Distribution channels in CEE are dominated by tied and external agency as well as brokers.
TLB and Aegon Insights
Transamerica Life (Bermuda) Ltd. (TLB) distributes its life insurance products to high-net-worth
(HNW) customers through targeted distribution relationships with selected local and international brokers, and bancassurance channels.
With its singular focus on the HNW segment, TLB has extensive experience in handling large sums assured and complex cases supporting HNW customers’ legacy and business planning needs.
Aegon Insights is a marketing, distribution and administration services business operating in Asia Pacific. It primarily worked with local insurers to develop tailored solutions to specific needs. The revenue is generated through underwriting reinsurance agreements and fee income. With changes in consumer preferences, Aegon made the strategic decision to discontinue Aegon Insights’ new business acquisition, while continuing to provide services to the existing customer base in Australia, Hong Kong, Indonesia, and Japan.
China: Aegon THTF
Aegon operates in China through a joint venture with Tongfang Co. Ltd., Aegon THTF Life Insurance Co., Ltd. (hereafter: Aegon THTF). The JV is licensed to sell life insurance, annuity, accident and health products in China. Since 2003, the company has expanded its network of branches, primarily in the coastal provinces of Eastern China. It has access to a potential market of approximately 700 million people.
Aegon THTF follows a multi-channel distribution strategy, including agency, brokerage, banks, direct marketing, group sales and digital
e-commerce
platforms.

Aegon Annual Report on Form 20-F 2021

Additional information Overview of International

India: Aegon Life
Since 2008, Aegon operates in India through its joint venture with Bennett, Coleman & Co. Ltd. (BCCL). The joint venture, Aegon Life Insurance Company, Ltd. (hereafter: Aegon Life), has a mobile and digital consumer model, working through large scale digital partners. In order to focus on the digital, partnership-driven strategy, the traditional distribution channels were closed in December 2020.
Overview of business lines
Aegon International focuses on serving retail customers with individual life and different types of general, accident, and health insurances.
Life Insurance, Savings & Protection
Spain & Portugal’s life insurance business comprises of life savings and individual and group protection products, where individual life-risk and health products form the larger part of the business. Customers’ savings needs are serviced by Aegon España through its affiliates, offering universal life and unit-linked products. Protection business, pursued both in Spain & Portugal, includes primarily life, health, accident, and disability cover distributed through the JVs and Aegon España’s own channels. These products can typically be complemented with critical illness, income protection and other riders.
In Hungary, Aegon offers primarily unit-linked and traditional savings products, which are frequently accompanied with riders that provide customers with additional financial support in the event of an accident, disability or hospitalization. Similarly, in Poland Aegon focuses on unit-linked and traditional life products. The Romanian branch currently sells term life insurance policies with guaranteed interest, with or without profit sharing component. In Turkey, Aegon focuses on Return on Premium (ROP) and savings life products, available in USD.
In Asia, Aegon provides a broad range of life insurance products, including unit-linked, universal life, and traditional life products.
Over the past year, TLB has updated and diversified its product suite. Along with its enhanced flagship product of Universal Life Alpha Pro & Pro Century, its offerings now include the Genesis Indexed Universal Life (IUL) product, that provides a lower guarantee combined with a greater wealth accumulation potential, and the Trendsetter Ultra Term Life, designed for HNW personal and business protection. In China, whole-life critical illness products are key products for many channels, such as agency and broker. Products such as participating annuity and endowment (via agency), whole life insurance products (via agency, brokers) and protection with return of premium (via direct marketing) are also offered. Regular premium whole-life insurance and single premium endowment are the key products offered in the bancassurance channel, while the digital channel is currently focused on offering protection products, such as term life.
In India, Aegon Life currently offers Group term plans, individual term plans and unit-linked life insurance plans.
Health insurance
Health insurance is primarily offered as riders on life insurance policies in Spain and China and as a standalone health insurance in Turkey and Spain.
In Spain, health insurance is offered through own channels and through Santander’s branches. Aegon collaborates with medical partners across the country. In Portugal, it is also offered through Santander Totta’s distribution network.
Aegon THTF offers
non-life
products, primarily consisting of short-term accident and short-term health products, mainly through group, direct marketing and agency channels.
Pensions
As of December 31, 2021, Aegon managed the savings of approximately 3 million pension fund members in Spain and the CEE.
In Spain, customers’ pension saving needs are serviced by the joint venture with Liberbank Life and Pensions and Aegon España through its managed pension funds.
Aegon’s pension business in CEE was impacted by reforms to the pension system in several countries during the past years. In 2021, Aegon was active in the (formerly mandatory) private pension market in Poland and Romania. In the voluntary pension market, Aegon was active in Hungary and Romania. In Turkey, Aegon is only servicing existing pension customers.

Aegon Annual Report on Form 20-F 2021

Additional information Overview of International

General insurance
Aegon España has been offering general insurance products, mainly household protection, unemployment, accident, dependency and funeral insurance, since 2013 through its joint ventures with Banco Santander.
Aegon Hungary also offers various
non-life
covers, mainly household and car insurance, in addition to some wealth and liability industrial risk and travel insurance. It is a market leader in home insurance in Hungary.
Aegon THTF in China also offers short-term accident products.
Competition
Spain & Portugal
The Spanish insurance market is highly competitive. For traditional life, unit-linked variable life and pension products, the major competitors are retail bank-owned insurance companies. For health and general insurance products, the main competitors are both foreign and local companies. Aegon España is the exclusive provider of protection products to Santander. The exclusive partnership also holds for Portugal. Key competitors for Aegon’s JVs with Santander in Spain and Portugal are large traditional insurance companies.
Central & Eastern Europe
In Hungary, Aegon is the third largest life insurance provider, based on annual standardized premium income, and third largest provider in the non-life
insurance market. Key competitors include Generali, Groupama, NN, and Allianz. It is the leading insurance company in the Hungarian household market.
In Turkey, Aegon was ranked 5th in the life insurance market based on written premium in December 2021, following a merger of several government owned insurers in the third quarter of 2020. Other competitors also include Allianz, MetLife, and Aviva.
Aegon is the 11th largest life insurance market participant in Poland (based on standardized APE), with PZU as a market leader. In Romania, Aegon ranks as the 6th player.
In the pension fund market in 2021, Aegon was ranked third in Hungary (voluntary pension scheme) and fourth in Poland (open pension fund) and Romania (mandatory private pension scheme) in terms of both the number of participants and managed assets. Aegon has a smaller share in the voluntary pension market in Romania, Turkey, and Spain.
China: Aegon THTF
As of September 30, 2021, there were 91 life insurance companies in the market, including 63 domestic life companies and 28 foreign life insurers. Based on the gross written premium (GWP), Aegon THTF ranked 50th among 80 companies that have published their GWP data and 15th among foreign life companies in China. Aegon THTF’s market share among foreign life insurers was 2.0% in terms of total premium.
India: Aegon Life
There were 24 licensed life insurers in India at the end of August 2021. While the state-owned Life Insurance Corporation of India continues to maintain a dominant share of new business premiums (both individual and group), private sector companies have grown only modestly to obtain more than 62% of the individual recurring new business premiums written (April 2021 to August 2021). Aegon Life India ranked 23rd among private life insurers according to individual recurring premiums (April 2021 to August 2021).
TLB
TLB’s main competitors in Asia have mainly been other global life insurance providers such as HSBC Life, Manulife Bermuda, and Sun Life Bermuda. The local subsidiaries of both Sun Life and Manulife, in addition to domestic insurers such as AIA, Great Eastern Life, Singapore Life, Generali, AXA, and FWD, have also been developing competitive offerings for this market segment.

Aegon Annual Report on Form 20-F 2021

Additional information Overview of International

Regulation and supervision
Spain, Portugal, and Central and Eastern Europe
In the European Union, a single insurance company may only be licensed for and conduct either a life insurance business or a non-life
insurance business, not both. In Hungary, however, insurance companies established before 1995 are exempt from this rule. This exemption therefore applies to Aegon Hungary, which is a composite insurance company.
State supervision and oversight of the insurance industry is conducted by the following bodies and institutions:

♦	General Directorate of Insurance and Pension Funds (DGSFP) (Spain);

♦	The Insurance and Pension Funds Supervisory Authority (ASF) (Portugal);

♦	The Central Bank of Hungary (MNB) (Hungary);

♦	The Financial Supervision Authority (KNF) (Poland);

♦	Authority for Financial Supervision (ASF) (Romania); and

♦	Insurance and Private Pension Regulatory and Supervisory Board’s (IRSB) (Turkey).
The authorities mentioned above promote consumer protection and have the right to investigate prudential activities and conduct, financial position and solvency, and compliance with all relevant laws.
The foundation and operations of voluntary pension funds are regulated in Hungary by the country’s Voluntary Mutual Pension Funds Act. Activity in this area is also supervised by the MNB. In Romania, the private and voluntary pension system is regulated and supervised by the ASF. The mandatory pension system is subject to the Privately Administered Pension Funds Act and the voluntary pension system is subject to the Voluntary Pension Law, both complemented by individual regulations (as secondary legislation). In Poland, this activity is supervised by the KNF and governed by the Organization and Operation of Pension Funds Act. In Turkey, the voluntary pension funds are under the supervision of the Undersecretariat of Treasury and the companies are subject to Individual Retirement Saving and Investment System Law and Insurance Law. In Spain, the pension system is supervised by DGSFP and governed by Law on Pension Funds and Plans approved by Royal Legislative Decree, and its implementing regulations.
China: Aegon THTF
China’s insurance industry is regulated by the China Banking and Insurance Regulatory Commission (CBIRC). In 2021, the main work focus of the CBIRC was to strengthen corporate governance and strengthen product control. In order to consolidate the management responsibility of insurance institutions, new regulation has been introduced by the CBIRC with stronger controls, with the aim of improving product development and compliance practices.
Since February 1, 2021, 91 life insurance companies have been divided into two groups: 39 insurers are under the direct supervision of the CBIRC and 52 are under the territorial supervision of the local bureaus of CBIRC. Aegon THTF are now under the direct territorial supervision of Shenzhen Bureau. Certain functions, including product filing and approval are still under CBIRC’s direct supervision.
India: Aegon Life
Indian life insurance companies are regulated by the Insurance Regulatory and Development Authority of India (IRDAI). The IRDAI regulates, promotes and encourages the orderly growth of insurance and reinsurance businesses in India. Established by the government of India, it safeguards the interests of the country’s insurance policyholders.
TLB
TLB is incorporated in Bermuda and regulated by the Bermuda Monetary Authority, the Regulator of the financial services sector in Bermuda. TLB has full-service branches which are registered and licensed in Hong Kong and Singapore, respectively. The Insurance Industry is regulated in Hong Kong by the Hong Kong Insurance Authority (HKIA) and in Singapore by the Monetary Authority of Singapore (MAS). Hong Kong’s Insurance Authority (IA) is currently developing HK RBC, a risk-based capital regime that is consistent with core principles issued by the International Association of Insurance Supervisors (IAIS). Under this regime, the capital requirements of licensed insurers will be determined based on the level of risk faced by the insurer. Once in effect, HK RBC will significantly transform the current capital framework defined in the Hong Kong Insurance Ordinance (HKIO). TLB is well progressed in its RBC developments.

Aegon Annual Report on Form 20-F 2021

Additional information Overview of International

Aegon Insights
A broad range of regulations apply to Aegon Insights’ activities. Depending on the precise nature of the activities undertaken and the form of business entity used in the jurisdictions in which Aegon Insights operates, relevant regulations include marketing/consultancy business licensing rules, insurance laws, and personal data protection laws. In addition, various regulators also keep oversight of activities undertaken by entities licensed by Aegon Insights. These regulators include the Australian Securities and Investments Commission in Australia, and the Hong Kong Insurance Authority.
Solvency II
The Solvency II insurance solvency regime became effective in European Economic Area (EEA) countries on January 1, 2016.
Aegon’s
EU-domiciled
entities in SEE use the Standard Formula to calculate the solvency position of their insurance activities. Aegon Spain no longer applies the matching adjustment or transitional arrangements. The insurance activities in Turkey have been included through Deduction & Aggregation on a Solvency II Standard Formula basis.
Aegon’s Asian insurance activities are included in the Aegon Group Solvency II ratio through Deduction & Aggregation. For TLB, Deduction & Aggregation is applied using available and required capital as per the local Bermuda capital regime. The regulatory regime of Bermuda was granted full equivalence at the inception of Solvency II in 2016.

Aegon Annual Report on Form 20-F 2021

Additional information Overview of Asset Management

Overview of Aegon Asset Management
Aegon Asset Management (Aegon AM) is an active global investor. 375 investment professionals manage and advise on assets of EUR 410 billion as of December 31, 2021, for a global client-base of pension plans, public funds, insurance companies, banks, wealth managers, family offices and foundations.
Organizational structure
Aegon AM provides investment management expertise to institutional and private investors around the world. It has offices in the United States, the Netherlands, the United Kingdom, China, Japan, Germany, Hungary, and Spain. Its investment capabilities are focused around investment platforms, each with asset-class expertise: fixed income, real assets, equities, and multi-asset and solutions. Across platforms, there is a common belief in fundamental, research-driven active management, underpinned by a focus on risk management and a strong commitment to responsible investing.
By organizing its investment teams globally, Aegon AM harnesses its expertise and research resources across regional boundaries. Aegon AM believes this enhances performance potential and generates better investment outcomes for clients. Each of the four investment platforms is led globally by a chief investment officer who sits on the Global Board of Aegon AM. Aegon AM also has a Fiduciary services and multi-manager business in the Netherlands.
Aegon AM holds two key strategic partnerships:

♦	In China, Aegon AM owns 49% of Aegon Industrial Fund Management Company (AIFMC), a Shanghai-based asset manager that offers mutual funds, segregated accounts, and advisory services;

♦	In France, Aegon AM owns 25% of La Banque Postale Asset Management (LBPAM). LBPAM offers a comprehensive range of investment strategies to French institutional clients, and to retail investors through La Banque Postale group’s retail banking network and affiliated insurance company CNP;
Aegon AM’s main entities are Aegon USA Investment Management LLC, Aegon USA Realty Advisors LLC, Aegon Investment Management B.V., Aegon Asset Management UK plc and Aegon Investment Management (Shanghai) Ltd. (a Wholly Foreign Owned Enterprise).
In November 2020, Aegon announced an agreement to sell its Central & Eastern European operations (Poland, Romania, Turkey, and Hungary) to Vienna Insurance Group, as part of its strategy to focus on key markets, simplify the footprint, and strengthen the balance sheet. The asset management division (Aegon Hungary AM Company Zrt. - Assets under Management EUR 2.29 billion per December 31, 2021) is included in this transaction. The closing of the deal is subject to regulatory approval.
Aegon AM has a global operational management board (Global Board). The strategic direction and global oversight of business performance is executed by this Global Board, which has both global and local roles and responsibilities. This board is supported by several sub-committees.
Members of the Board are appointed by Aegon N.V. The Risk Advisory Committee and the Remuneration Committee support Aegon’s oversight of Aegon AM.
Overview of sales and distribution channels
Aegon AM utilizes both institutional and wholesale distribution channels combining a global perspective with a focus on local relationships in the Americas, Europe and Asia. Client types include banks, pensions funds, insurance companies, fiduciary managers and Outsourced Chief Investment Officers (OCIO’s), family offices, investment consultants, wealth managers, charities, foundations & endowments, third-party investment platforms, as well as its affiliated companies and joint ventures.
Overview of business lines
Aegon AM has three distinct business lines:
Third-party business accounts for circa 53% of its Assets under Management (AuM). The main sources for this include third-party business where Aegon Asset Management distributes its investment strategies directly to its clients. The wholesale businesses typically sell collective investment vehicles (mutual funds) to customers through wholesale distributors and independent intermediaries. The asset classes are fixed income, equities, real assets and multi-asset & solutions with fund performance usually measured against a benchmark or peer group. The institutional businesses typically sell its services to large insurance companies, fiduciary managers and

Aegon Annual Report on Form 20-F 2021

Additional information Overview of Asset Management

OCIO’s and pension funds. Aegon AM manages a full range of asset classes and manages the strategies against objectives, targets and risk profiles agreed with clients. It offers both absolute and relative return products.
Affiliates source third-party business where Aegon AM manages funds for Aegon insurers and retirement companies. These funds have various legal structures and performance is usually measured against a benchmark or peer group. The main asset classes include fixed income, equities, real estate, and multi-asset.
The Aegon general account is the third source, this consists of funds held on the balance sheet of Aegon insurance companies to back policyholder liabilities, typically when the insurer has given the policyholder a guarantee. These assets are managed to match the insurers’ liabilities. As a rule, general account assets are managed in a closed architecture structure, and the main asset classes are fixed income and real assets. Furthermore, Aegon AM manages the general account derivatives book of Aegon the Netherlands.
Competition
Aegon AM competes with other asset management companies to acquire business from Aegon customers in the open-architecture parts of the affiliate business and from third parties.
In the United States, Aegon AM focuses on offering investors fixed income, equity, and real estate related strategies. It works directly with pension funds, insurance companies, family offices, endowments, and foundations as well as investment consultants within the institutional market. In the wholesale market, Aegon AM works as a sub-advisor
with its insurance company affiliates and other partners to offer competitive and relevant strategies for its client base. It also works with investment consultants and other partners to offer products to third-party institutions. Primary competitors in the United States include AllianceBernstein, BlackRock, Invesco, JP Morgan, Legg Mason, Principal, PIMCO and PGIM.
In continental Europe, Aegon AM focuses on offering investors fixed income, equities, real estate, multi-asset and solutions strategies to institutional and wholesale clients, and through its affiliated insurance company to retail clients. In the Netherlands, Aegon AM also offers fiduciary services to institutional clients. In the third-party institutional market, it competes with domestic and global asset managers, as well as with fiduciary and balance sheet managers. Competition continues to be strong in the institutional market due to both the ongoing consolidation of pension funds and the growing service requirements of pension fund clients. Primary competitors in the Netherlands include BlackRock, Robeco, NN Investment Partners, Achmea and Kempen.
In the United Kingdom, Aegon AM focuses on offering investors fixed income, equities, real estate, and multi-asset and solutions strategies. It serves institutional clients and their advisors and is active in the wholesale market. Primary competitors in the UK include Abrdn, LGIM, Janus Henderson and M&G.
In mainland China, AIFMC focuses on Chinese equity, fixed income, multi-asset and money market strategies. It competes against a wide range of local based asset managers including Alibaba’s Yuebao fund, China Universal Asset Management, E Fund Management, Fullgoal Fund Management, and Yinhua Fund Management. The company’s products are distributed through banks, securities brokers, and digital platforms.
In France, La Banque Postale Asset Management services private investors through La Banque Postale’s retail banking network, representing LBPAM and Aegon Asset Management-advised strategies. In the institutional market, it also offers investment strategies from Aegon Asset Management to compete for affiliate and third-party insurance and pension clients with large local asset managers and specialized international competitors. In France, primary competitors include Amundi Asset Management, AXA Investment Management, and BNP Paribas Investment Partners. LBPAM is in the process of selling its 45% stake in Ostrum, a joint-venture with Natixis that focuses on providing public market fixed income asset management and operational investment services to insurance companies.
Regulation and supervision
Regulation of asset management companies in general differs to that of insurers. Aegon AM’s local operating entities are regulated by their local regulators, most notably the Dutch Authority for the Financial Markets (AFM) (conduct of business supervision) and the DNB (prudential supervision) for Dutch-based entities, the Financial Conduct Authority (FCA) for Aegon Asset Management UK plc, and the Securities & Exchange Commission (SEC) and the Commodity Futures Trading Commission (CFTC) for the
US-based
entities. Aegon Asset Management UK is also regulated by the SEC for its activities in the US market. Aegon Hungary AM is supervised by the National Bank of Hungary. From a regulatory perspective, the asset management activities of the
US-based
entities of Aegon AM in the United States do not fall directly under the responsibility of Aegon Asset Management Holding B.V., as these entities are subsidiaries of Transamerica Corporation.

Aegon Annual Report on Form 20-F 2021

Additional information Risk factors Aegon N.V.

Risk factors Aegon N.V.
Aegon faces numerous risks, some of which may arise from internal factors, factors such as failures of compliance systems and other operational risks. Others may arise from external factors, such as developments in financial markets, the business and/or political environment, economic trends, politics and regulations. Any of the risks described below, whether internal or external, may materially and adversely affect the Company´s operations, its earnings, the value of its investments, the sale of certain products and services or its ability to fulfill its obligations in respect of securities issued or guaranteed by it. The market price of Aegon securities could decline due to any of the risks described in this section and investors could lose some or all of the value of their investments. Additional risks of which Aegon is not presently aware could also materially and adversely affect its operations and share price. The business of an international financial services group such as Aegon is inherently exposed to risks that may only become apparent with the benefit of hindsight.
This chapter groups the risk factors into different categories based on the origin of the risk, while recognizing that the identified risk factor can have broader consequences, e.g. developments on financial markets (included under financial risks) can impact policyholder behavior (included under underwriting risk). The categories used are: 1) financial risks, 2) underwriting risks, 3) operational risks, 4) political, regulatory and supervisory risks, 5) legal and compliance risks, and 6) risks relating to Aegon’s common shares. Within each category, the most material risk factors have been presented first. The order in which the remaining risk factors are presented is not necessarily an indication of the likelihood of occurrence or the potential magnitude of the consequences of the materialization of risks, as that can rarely be determined with any degree of certainty. Furthermore, risks with a low likelihood can have a large impact should they materialize.
The described risk factors below may affect Aegon’s businesses and operations in normal market circumstances and in periods of significant economic uncertainty, when the manifestation of those risks may be more acute.
Summary
In summary, the risk factors cover the following topics in the designated categories:
1. Financial risks

♦	Interest rate volatility, and sustained low or negative interest rate levels

♦	Rapidly rising interest rates

♦	Disruptions in the global financial markets and general economic conditions

♦	Illiquidity of certain investment assets

♦	Declines in value and defaults in Aegon’s debt securities, private placements, mortgage loan portfolios and other instruments or the failure of certain counterparties

♦	Decline in equity markets

♦	Downturn in the real estate market

♦	Default of a major market participant

♦	Failure by reinsurers to which Aegon has ceded risk

♦	Downgrade in Aegon’s credit ratings

♦	Fluctuations in currency exchange rates

♦	Unsuccessful management of derivatives

♦	Subjective valuation of Aegon’s investments, allowances and impairments

♦	Higher inflation
2. Underwriting risks

♦	Differences between actual claims experience/underwriting and reserve assumptions

♦	Changes in assumptions, estimations, and discrepant valuations of DPAC and value of business acquired

♦	Products with guarantees

♦	Restrictions on underwriting criteria and the use of data

♦	Unexpected return on offered financial and insurance products

♦	Reinsurance may not be available, affordable, or adequate

♦	Catastrophic events

Aegon Annual Report on Form 20-F 2021

Additional information Risk factors Aegon N.V.

3. Operational risks

♦	Competitive factors

♦	Difficulty in managing the Company’s acquisitions and divestments

♦	Difficulties in distributing and marketing products through its current and future distribution channels.

♦	Inability to adapt to and apply new technologies

♦	Failure of data management and governance

♦	Epidemics or pandemics

♦	Unsuccessful in managing exposure to climate risk and adequately adapting investment portfolios

♦	Unidentified or unanticipated risk events

♦	Failure of Aegon’s information technology or communications systems

♦	Computer system failure or security breach

♦	Breach of data privacy or security obligations

♦	Inaccuracies in econometric, financial, or actuarial models, or differing interpretations of underlying methodologies

♦	Inaccurate, incomplete or unsuccessful quantitative models, algorithms or calculations

♦	Issues with third party providers, including events such as bankruptcy, disruption of services, or standards of service level agreements not being upheld

♦	Inability to attract and retain personnel
4. Political, regulatory and supervisory risks

♦	Requirement to increase technical provisions and/or hold higher amounts of regulatory capital as a result of changes in the regulatory environment or changes in rating agency analysis

♦	Political or other instability in a country or geographic region

♦	Changes in accounting standards

♦	Inability of Aegon’s subsidiaries to pay dividends to Aegon N.V.

♦	Risks of application of intervention measures
5. Legal and compliance risks

♦	Unfavorable outcomes of legal and arbitration proceedings and regulatory investigations and actions

♦	Changes in government regulations in the jurisdictions in which Aegon operates

♦	Evolving ESG standards and requirements

♦	Tax risks

♦	Judgments of US courts may not be enforceable against Aegon in Dutch courts

♦	Inability to manage risks associated with the reform and replacement of benchmark rates

♦	Inability to protect intellectual property
6. Risks relating to Aegon’s common shares

♦	Volatility of Aegon’s share price

♦	Offering of additional common shares in the future

♦	Significant influence of Vereniging Aegon over Aegon’s corporate actions

♦	Currency fluctuations

♦	Influence of Perpetual Contingent Convertible over the market price for Aegon’s common shares
Financial risks
Interest rate volatility and sustained low or negative interest rate levels may adversely affect Aegon’s profitability and shareholders’ equity.
Aegon is exposed to interest rate risk as both its assets and liabilities are sensitive to movements in long- and short-term interest rates as well as to changes in the volatility of interest rates.
During periods of decreasing interest rates, sustained low or even negative interest rates, as experienced in recent years, Aegon may not be able to preserve profit margins in spread-based businesses due to the existence of minimum interest rate guarantees and minimum guaranteed crediting rates provided in policies. Investment earnings may be lower because the interest earnings on new fixed-income investments are likely to have declined with the market interest rates. A prolonged low or even negative interest rate environment may also result in a lengthening of maturities of the policyholder liabilities from initial estimates, due to lower policy lapses and longer duration of annuities. In this context, negative interest rates have comparable but larger impacts than low but positive rates.

Aegon Annual Report on Form 20-F 2021

Additional information Risk factors Aegon N.V.

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
Aegon, in managing its investments and derivative portfolio, considers a variety of factors, including the relationship between the expected duration of its assets and liabilities. However, if interest rates remain low or even negative, the yield earned upon reinvesting interest payments from current investments, or from their sale or maturity, may decline. Reinvestment at lower yields may reduce the spread between interest earned on investments and interest credited to some of Aegon’s products and accordingly profitability may decline. In addition, borrowers may prepay or redeem fixed maturity investments or mortgage loans in Aegon’s investment portfolio in order to borrow at lower rates. Aegon’s ability to lower crediting rates on certain products to offset the decrease in spread may be limited by contractually guaranteed minimum rates or competitive influences.
Depending on economic developments, interest rates for securities with shorter maturities may remain at low or even negative levels for a prolonged period. In such an environment, an anchored expectation of low inflation or deflation could further push down the longer end of the interest rate curve, which could have significant implications for Aegon’s profitability.
Rapidly rising interest rates may adversely affect Aegon’s profitability and available liquidity.
In periods of rapidly increasing interest rates, policy loans, surrenders and withdrawals may and usually do increase. Premiums in flexible premium policies may decrease as policyholders seek investments with perceived higher returns. This activity may result in cash payments by Aegon requiring the sale of invested assets at a time when the prices of those assets are affected adversely by the increase in market interest rates. This may result in realized investment losses.
These cash payments to policyholders also result in a decrease in total invested assets and net result. Early withdrawals may also require accelerated amortization of deferred policy acquisition costs (‘DPAC’), which in turn reduces net result.
In addition, if interest rates rise, unrealized losses on assets carried at fair value will be recorded in other comprehensive income
(available-for-sale
investments) or as losses (investments at fair value through profit or loss) under International Financial Reporting Standards as adopted by the European Union (‘IFRS’). This is inconsistent with the IFRS accounting on much of Aegon’s liabilities, where corresponding economic gains from higher interest rates do not affect shareholders’ equity or net income in the shorter term. Such temporal mismatch could cause Aegon’s results of operations to fluctuate significantly in the short-term.
Disruptions in the global financial markets and general economic conditions may affect, and could have material adverse effects on, Aegon’s businesses, profitability, liquidity and financial condition.
Aegon’s profitability and financial condition may be materially affected by uncertainty, fluctuations or negative trends in general economic conditions, such as economic growth, levels of unemployment, consumer confidence, inflation and interest rate levels in the countries in which Aegon operates. The
COVID-19
pandemic, for example, has caused significant volatility and disruption in the financial markets.
Any disruptions or downturns in the global financial markets or general economic conditions may result in reduced demand for Aegon’s products as well as impairments and reductions in the value of the assets in Aegon’s general account, separate account, and company pension schemes. Aegon may also experience a higher incidence of claims and unexpected policyholder behavior such as unfavorable changes in lapse rates. Aegon’s policyholders may choose to defer or stop paying insurance premiums, which may impact Aegon’s businesses, profitability, cash flows and financial condition, and Aegon cannot predict with any certainty if or when such actions may occur.
Governmental action in the United States, the Netherlands, the United Kingdom, the European Union and elsewhere to address market disruptions and economic conditions may impact Aegon’s businesses. Aegon cannot predict the effect that these or other government actions, including economic sanctions, as well as actions by the European Central Bank (ECB) or the US Federal Reserve may have on financial markets or on Aegon’s businesses, profitability, cash flows and financial condition.

Aegon Annual Report on Form 20-F 2021

Additional information Risk factors Aegon N.V.

Illiquidity of certain investment assets may prevent Aegon from selling investments at fair prices in a timely manner and Aegon’s access to external financing sources may be constrained under certain circumstances.
Aegon must maintain sufficient liquidity to meet short-term cash demands under normal circumstances, as well as in crisis situations. Liquidity risk is inherent in many of Aegon’s businesses. Each asset purchased and liability (e.g. insurance products) sold has unique liquidity characteristics. Some liabilities can be surrendered, while some assets, such as privately placed loans, mortgage loans, real estate and limited partnership interests, are to some degree illiquid. In depressed markets, Aegon may be unable to sell or buy significant volumes of assets at quoted prices.
Any security Aegon issues in significant volume may be issued at higher financing costs if funding conditions are impaired.
The necessity to issue securities can be driven by a variety of factors; for instance, Aegon may need liquidity for operating expenses, debt servicing and the maintenance of capital levels of insurance subsidiaries. If these extreme conditions were to persist for an extended period of time, Aegon may need to sell assets substantially below the prices at which they are currently recorded to meet its insurance obligations.
Aegon makes use of bilateral and syndicated credit facilities to support liquidity requirements and meet payment obligations under adverse (market) conditions. An inability to access these credit facilities, for example due to non-compliance
with conditions for borrowing or the default of a facility provider under stressed market circumstances, could have an adverse effect on Aegon’s ability to meet liquidity needs and to comply with contractual and other requirements.
Aegon’s derivatives transactions require Aegon to provide collateral against declines in the fair value of these contracts. Volatile financial markets may significantly increase requirements to provide collateral and adversely affect its liquidity position. Further, a downgrade of Aegon’s credit ratings may also result in additional collateral requirements.
Declines in value and defaults in debt securities, private placements, mortgage loan portfolios and other instruments held in Aegon’s general and separate accounts, or the failure of certain counterparties, may have a material adverse effect on Aegon’s businesses, profitability, cash flows and financial condition.
Credit risk is the risk of loss resulting from the default by, or failure to meet contractual obligations of, issuers and counterparties. Aegon also considers credit risk to include spread risk, that is, a decline in the value of a bond due to a general widening of credit spreads. For general account products, Aegon typically bears the risk for investment performance equaling the return of principal and interest on fixed income instruments. Aegon is exposed to credit risk on its general account fixed-income portfolio (debt securities, mortgages, small and medium sized entities (‘SME’) and consumer loans and private placements), over-the-counter
(‘OTC’) derivatives and reinsurance contracts. In addition, financial institutions acting as a counterparty on derivatives may not fulfill their obligations. Default by issuers and counterparties on their financial obligations may be due to, among other things, bankruptcy, lack of liquidity, market downturns or operational failures, and the collateral or security they provide may prove inadequate to cover their obligations at the time of the default. Losses in excess of predicted losses due to any such default or series of defaults by issuers or counterparties may have a material adverse effect on Aegon’s profitability and financial condition.
Additionally, Aegon is indirectly exposed to credit risk on the investment portfolios underlying separate account liabilities. Changes to credit risk can decrease the value of fixed interest assets in the separate accounts. Reduced separate account values will decrease fee income and may accelerate DPAC amortization. In addition, certain separate account products sold in the United States and the Netherlands include guarantees that protect the policyholders against some or all of the downside risks in their separate account portfolios. Reconsideration of assumptions might also affect the DPAC amortization schedule. These factors may have a material adverse effect on Aegon’s profitability and financial position.
Aegon’s investment portfolio includes Dutch government bonds, US Treasury, agency and state bonds, other government-issued securities and corporate bonds. Especially in a weak economic environment Aegon may incur significant investment impairments due to defaults and overall declines in the capital markets. Defaults or other reductions in the value of these securities and loans may have a material adverse effect on Aegon’s businesses, profitability, cash flows and financial condition.

Aegon Annual Report on Form 20-F 2021

Additional information Risk factors Aegon N.V.

A decline in equity markets may adversely affect Aegon’s profitability and shareholders’ equity, sales of savings and investment products, and the value of assets under management.
Aegon and its customers run the risk that the market value of their equity investments can decline. Exposure to equity markets exists in both assets and liabilities. Asset exposure exists through direct equity investment where Aegon bears all or most of the volatility in returns and investment performance risk. Equity market exposure is also present in policyholders’ accounts for insurance and investment contracts (such as variable annuities, unit-linked products, and mutual funds) where funds are invested in equities. Although most of the risk remains with the policyholder, guarantees within certain products may transfer some or all of this risk to Aegon. Lower investment returns also reduce the asset management and administration fee that Aegon earns on the asset balance in these products, and prolonged investment under-performance may cause existing customers to withdraw funds and potential customers not to grant investment mandates.
Some of Aegon’s insurance and investment contract businesses have minimum return or accumulation guarantees, which require Aegon to establish reserves to fund these future guaranteed benefits when equity market returns do not meet or exceed these guarantee levels. Aegon’s reported results under IFRS are also at risk if returns are not sufficient to allow amortization of DPAC, which may impact the reported net result as well as shareholders’ equity. Volatile or poor market conditions may also significantly reduce the demand for some of Aegon’s savings and investment products, which may lead to lower sales and reduced profitability.
A downturn in the real estate market may adversely impact valuations and cash flows.
Aegon’s investment portfolio has a large exposure to the residential real estate market in the Netherlands through the residential mortgages sourced by Aegon and the AMVEST funds. Aegon also has exposure to the real estate market in the US through commercial mortgage loans. Risks for Aegon in the US and the Netherlands in the event of a downturn in the real estate market include lower returns or valuation losses on its mortgage portfolio, lower margins due to higher prepayment in the mortgage portfolio in the event of lower interest rates and increased payment defaults.
The default of a major financial market participant and systemic risk may disrupt the markets and affect Aegon.
The failure of a sufficiently large and influential financial market participant may disrupt securities markets or clearing and settlement systems in Aegon’s markets. This may cause market declines or volatility. Such a failure may lead to a chain of defaults that may adversely affect Aegon and Aegon’s contract counterparties. In addition, such a failure may impact future product sales as a potential result of reduced confidence in the insurance industry. The default of one or more large international financial institutions, which may result in disruption or termination of their cash, custodial and/or administrative services, may also have a material adverse impact on Aegon’s ability to run effective treasury and asset management operations.
Even the perceived lack of creditworthiness of a government or financial institution (or a default by any such entity) may lead to market-wide liquidity problems and losses or defaults. This risk is sometimes referred to as ‘systemic risk’ and may adversely affect financial intermediaries, such as clearing members or futures commissions merchants, clearing houses, banks, securities firms and exchanges with which Aegon interacts on a daily basis and financial instruments of governments in which Aegon invests. Systemic risk could have a material adverse effect on Aegon’s ability to raise new funds and on its business, financial condition, profitability, liquidity and/or prospects.
Reinsurers to which Aegon has ceded risk may fail to meet their obligations.
Aegon’s insurance subsidiaries cede premiums to other insurers under various agreements that cover individual risks, group risks or defined blocks of business, on a co-insurance,
yearly renewable term, excess or catastrophe excess basis. The purpose of these reinsurance agreements is to spread the risk and minimize the effect of losses. The amount of each risk retained depends on an evaluation of the specific risk, which is subject, in certain circumstances, to maximum limits based on the characteristics of coverage. Under the terms of the reinsurance agreements, the reinsurer agrees to reimburse for the ceded amount in the event a covered claim is paid. However, Aegon’s insurance subsidiaries remain liable to their policyholders for ceded insurance if any reinsurer fails to meet the obligations assumed by it. A bankruptcy or insolvency or inability of any of Aegon’s reinsurance counterparties to satisfy its obligations may have a material adverse effect on Aegon’s financial condition and results of operations.

Aegon Annual Report on Form 20-F 2021

Additional information Risk factors Aegon N.V.

A downgrade in Aegon’s credit ratings may increase policy surrenders and withdrawals, adversely affect Aegon’s relationships with distributors, and negatively affect Aegon’s results of operations.
Claims-paying ability and financial strength ratings are factors in establishing the competitive position of insurers. A rating downgrade (or a change in outlook indicating the potential for such a downgrade) of Aegon or any of its rated insurance subsidiaries may, among other things, materially increase the number of policy surrenders and withdrawals by policyholders of cash values from their policies. Aegon cannot predict what actions rating agencies may take, or what actions Aegon may take in response to the actions of rating agencies. As with other companies in the financial services industry, Aegon’s credit ratings may be downgraded at any time and without notice by any rating agency.
Withdrawals by policyholders may require the sale of invested assets, including illiquid assets, at a price that may result in realized investment losses. These cash payments to policyholders would result in a decrease in total invested assets and a decrease in net result. Among other things, early withdrawals may also cause Aegon to accelerate amortization of DPAC, reducing net result.
Aegon has experienced downgrades and negative changes to its outlook in the past and may experience rating and outlook changes in the future. A downgrade or potential downgrade, including changes in outlook, may result in higher funding costs on future long-term debt funding transactions and/or affect the availability of funding in the capital markets and lead to increased fees on credit facilities. In addition, a downgrade may adversely affect relationships with broker-dealers, banks, agents, wholesalers and other distributors of Aegon’s products and services, which may negatively impact new sales and adversely affect Aegon’s ability to compete. A downgrade of Aegon’s credit ratings may also affect its ability to obtain reinsurance contracts at reasonable prices or at all.
Fluctuations in currency exchange rates may affect Aegon’s financial condition and reported results of operations.
As an international group, Aegon is subject to foreign currency translation risk. Foreign currency exposure also exists when policies are denominated in currencies other than Aegon’s functional currency. Currency risk in the investment portfolios backing insurance and investment liabilities is managed using asset liability matching principles. Assets allocated to equity are kept in local currencies to the extent shareholders’ equity is required to satisfy regulatory and Aegon’s self-imposed capital requirements. Therefore, currency exchange rate fluctuations may affect the level of Aegon’s consolidated shareholders’ equity as a result of translation of the equity of Aegon’s subsidiaries into euro, Aegon’s reporting currency. Aegon holds the remainder of its capital base (capital securities, subordinated and senior debt) in various currencies in amounts that are targeted to correspond to the book value of Aegon’s business units. This balancing is intended to mitigate currency translation impacts on equity and leverage ratios. Aegon may also hedge proceeds from divestments or the foreign exchange component of expected dividends from its principal business units that maintain their equity in currencies other than the euro.
To the extent the foreign exchange component of proceeds from divestments or the expected dividends is not hedged, or actual dividends vary from expected, Aegon’s net result and shareholders’ equity may fluctuate. As Aegon has significant business segments in the Americas and in the United Kingdom, the principal sources of exposure from currency fluctuations are from the differences between the US dollar and the euro and between the UK pound and the euro. Aegon may experience significant changes in net result and shareholders’ equity because of these fluctuations.
Aegon may be unable to manage asset liability management risks successfully through derivatives.
Aegon is exposed to changes in the fair value of its investments, as a result of the impact of interest rate, equity markets and credit spread changes, currency fluctuations and changes in mortality and longevity. Aegon uses common financial derivative instruments, such as swaps, options, futures, and forward contracts, to hedge some of the exposures related to both investments backing insurance products and Company borrowings. Aegon may not be able to manage these asset liability management risks associated with these activities successfully through the use of derivatives. In addition, a counterparty may fail to honor the terms of its derivatives contracts with Aegon. Clearing members and clearing houses may terminate their derivatives contracts with Aegon. Aegon’s inability to manage risks successfully through derivatives, a counterparty’s failure to honor Aegon’s obligations or a systemic risk that is transmitted from counterparty to counterparty may each have a material adverse effect on Aegon’s businesses, net result and financial condition.
Valuation of Aegon’s investments, allowances and impairments is subjective, and discrepant valuations may adversely affect Aegon’s net result and financial condition.
The valuation of many of Aegon’s financial instruments is based on methodologies, estimations, and assumptions that are subject to different interpretations. Changes to investment valuations may have a material adverse effect on Aegon’s net result and financial

Aegon Annual Report on Form 20-F 2021

Additional information Risk factors Aegon N.V.

condition. In addition, the determination of the amount of allowances and impairments taken on certain investments and other assets is subjective and based on assumptions, estimations and judgments that may not reflect or correspond to Aegon’s actual experience, any of which may materially impact Aegon’s net result or financial condition.
Higher inflation may adversely affect Aegon’s business plans and strategy and the profitability of its business.
Inflation has increased in the major economies driven by many factors, such as supply chain disruption, energy and commodity costs. Central banks and governments are assessing whether inflation increases are transitionary or lasting and recently started to consider raising interest rates and other monetary policies to combat inflation.
A high inflation environment can adversely affect Aegon directly through higher claims and higher expenses or through broader macro-economic impacts that are associated with high inflation, such as higher interest rates and a correction to the market value of assets.
Certain products Aegon offers have a direct or very strong link to inflation, most notably index linked pension products. Other products have a high correlation to inflation over the longer term, such as long term care products. It is Aegon’s practice to hedge the indexation of pension products but it is not possible to hedge the inflation associated with long term care products as no instrument exists to match this risk. Rather Aegon mitigate this risk by close management of claims costs and benefits in the US.
Operating expenses have a strong correlation with inflation (wage and price inflation). An increase in observed inflation may lead to increased expenses and a lower earnings if Aegon is unable to offset the expense of inflation through expense savings initiatives.
Higher inflation may have broader economic impacts on asset valuations and economic activity, which will adversely impact Aegon’s business plans and strategy and its profitability.
Underwriting risks
Aegon’s reported results of operations and financial condition may be affected by differences between actual claims experience and underwriting and reserve assumptions both due to incurred gains/losses and from potential changes in best estimate assumptions that are used to value insurance liabilities.
There is a risk that the pricing of Aegon’s products turns out to be inadequate if the assumptions used for pricing do not materialize. Aegon’s earnings depend significantly on the extent to which actual claims experience is consistent with the assumptions used in setting the prices for Aegon’s products and the extent to which the established technical provisions for insurance liabilities, both under IFRS and Solvency II reporting, prove to be sufficient. If actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, Aegon’s net income would be reduced. Furthermore, if less favorable claims experience became sustained, Aegon may be required to change its best estimate assumptions with respect to future experience, potentially increasing the technical provisions for insurance liabilities, which may reduce Aegon’s net income and solvency ratio. In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force have been recorded as assets on the balance sheet and are being amortized into net income over time. If the assumptions relating to the future profitability of these policies (such as future claims, investment net income and expenses) are not realized, the amortization of these costs may be accelerated and may require write-offs should there be an expectation that the costs are not fully recoverable. This may have a material adverse effect on Aegon’s results of operations and financial condition.
Sources of underwriting risk include policyholder behavior (such as lapses or surrender of policies), policy claims (such as mortality and morbidity) and expenses. For some product lines, Aegon is at risk if policy lapses increase, as sometimes Aegon is unable to fully recover up-front
sales expenses despite the presence of commission recoveries or surrender charges and fees. In addition, some policies have embedded options which at times are more valuable to the client if they stay (lower lapses) or leave (higher lapses), which may result in losses to Aegon’s businesses. Aegon sells certain types of policies that are at risk if mortality or morbidity increases, such as term life insurance and accident insurance. Aegon also sells certain other types of policies, such as annuity products, that are at risk if mortality decreases (longevity risk). For example, certain current annuity products, as well as products sold in previous years, have seen their profitability deteriorate as longevity assumptions have been revised upward. Despite the disruption caused by the
COVID-19
pandemic, it remains possible for the trend toward increased longevity to return, such that Aegon’s annuity products may continue to experience adverse effects due to longer expected benefit payment periods. Aegon is also at risk if expenses are higher than assumed.

Aegon Annual Report on Form 20-F 2021

Additional information Risk factors Aegon N.V.

Changes in assumptions, estimations, and discrepant valuations of DPAC and value of business acquired may adversely affect Aegon’s results of operations and financial condition.
Changes in assumptions, estimations, judgments or actual experience may also require Aegon to accelerate the amortization of DPAC and value of business acquired, establish a valuation allowance against deferred income tax assets, or recognize impairment of other assets, any of which may materially adversely affect Aegon’s results of operations and financial condition.
Some of Aegon’s products have guarantees that may adversely affect its results of operations, financial condition or liquidity.
Some products, particularly Aegon’s variable annuity products in the US and defined benefit pension business in the Netherlands, include death benefit guarantees, guarantees of minimum surrender values or income streams for stated periods or for life, which may be more than account values. These guarantees are designed, among other things, to protect policyholders against downturns in equity markets and interest rates. The value of the guarantees depends on market prices of such products. Failure to re-price the products following a fall in interest rates or a move into more volatile markets could result in Aegon writing business at a loss and potentially writing higher volumes of loss making business if competitors re-price their products. Alternatively, if competitors re-price their products on aggressive pricing terms, then Aegon may be pressured to re-price with less favorable terms than it is willing to take without the pressure.
Restrictions on underwriting criteria and the use of data may adversely impact Aegon’s results of operations.
Some jurisdictions impose restrictions on particular underwriting criteria, such as gender or race, or use of genetic test results, for determination of premiums and benefits of insurance products. Such restrictions, now or in the future, could adversely impact Aegon’s results of operations if it is unable to take into consideration all factors that potentially bear correlation with risk. Further developments in underwriting, such as automation and use of additional types and sources of data, may also be affected by future regulatory developments regarding privacy and other restrictions with respect to the use of personal data.
Aegon’s products may not achieve expected returns and Aegon may be confronted with litigation and negative publicity.
Aegon may face lawsuits from customers and experience negative publicity if Aegon’s products fail to perform as expected, regardless of the suitability of products for customers or the adequacy of the disclosure provided to customers by Aegon and by the intermediaries who distribute Aegon’s products. Products that are less well understood and that have a lower performance track record may be more likely to be the subject of such lawsuits. Any such lawsuits may have a material adverse effect on Aegon’s results of operations, corporate reputation, and financial condition.
Reinsurance may not be available, affordable, or adequate to protect Aegon against losses.
As part of Aegon’s overall risk and capital management strategy, Aegon purchases reinsurance for certain risks underwritten by Aegon’s various business segments. Market conditions beyond Aegon’s control determine the availability and cost of the reinsurance protection Aegon purchases. In addition, interpretations of terms and conditions may differ over time from anticipated coverage as contracts extend for decades, which may lead to denials of coverage and potentially protracted litigation, which may lead to Aegon incurring losses.
Catastrophic events, which are unpredictable by nature, may result in material losses and abruptly and significantly interrupt Aegon’s business activities.
Aegon’s results of operations and financial condition may be adversely affected by volatile natural and man-made
disasters such as hurricanes, windstorms, earthquakes, terrorism, cyber-crime, riots, wars, fires and explosions, pandemics, and other catastrophes. Over the past several years, changing weather patterns and climatic conditions have added to the unpredictability and frequency of natural disasters in certain parts of the world and created additional uncertainty as to future trends and exposure. Aegon is also exposed to the risk of epidemics or pandemics occurring in one or more of the countries in which Aegon operates or globally. For instance, Aegon can be impacted through higher mortality rates in the countries in which it operates and through lower sales and higher lapses on its products due to limitations on customer interactions, pressure on customer income and increased uncertainty. Such events may lead to considerable financial losses to Aegon’s businesses. These catastrophic events may also lead to adverse market movements which increase the adverse impacts to Aegon’s financial position. For instance, prices and credit quality of investments can be impacted. In addition, monetary policy measures from central banks can result in fluctuations in interest rates. Furthermore, natural disasters, pandemics, terrorism, civil unrest, military actions, acts of war and fires may disrupt Aegon’s operations and result in significant loss of property, key personnel, and information about Aegon and its clients. If its business continuity plans have

Aegon Annual Report on Form 20-F 2021

Additional information Risk factors Aegon N.V.

not included effective and sufficient contingencies for such events, Aegon may also experience business disruption and damage to corporate reputation and financial condition for a substantial period of time.
Operational risks
Competitive factors may adversely affect Aegon’s market share and profitability.
Competition in Aegon’s business segments is based on service, product features, price, commission structure, financial strength, claims paying ability, ratings, and name recognition. Aegon faces intense competition from a large number of other insurers, as well as non-insurance
financial services companies such as banks, broker-dealers and asset managers, for individual customers, employers, other group customers, agents and other distributors of insurance and investment products. Consolidation in the global financial services industry can enhance the competitive position of some of Aegon’s competitors by broadening the range of their products and services and increasing their distribution channels and their access to capital. New competitors backed by private equity investors may lead to further pressure on Aegon’s margins. In addition, development of alternative distribution channels for certain types of insurance and securities products, including use of digital technologies and platforms, may result in increasing competition as well as pressure on margins for certain types of products. Traditional distribution channels are also challenged by a ban on sales-based commissions in some countries. These competitive factors may result in increased pricing pressures on Aegon’s products and services, particularly as competitors seek to win market share. This may harm Aegon’s ability to maintain or increase profitability.
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
Over time, Aegon has made a number of acquisitions and divestments around the world and it is possible that Aegon may make further acquisitions and divestments in the future. Acquisitions and divestments involve risks that may adversely affect Aegon’s results of operations and financial condition. These include: the potential diversion of financial and management resources from existing operations; difficulties in assimilating or disentangling operations, technologies, products and personnel; significant delays in completing the integration or disentangling of operations; the potential loss of key employees or customers; and potential losses from unanticipated litigation and tax and accounting issues. In addition, expansion into new and emerging markets may involve heightened political, legal and regulatory risks, such as discriminatory regulation, nationalization or expropriation of assets, price controls and exchange controls.
Aegon’s acquisitions may result in additional indebtedness, costs, contingent liabilities, and impairment expenses related to goodwill and other intangible assets. Acquisitions may also have a dilutive effect on the ownership and voting percentages of existing shareholders if shares are used as consideration. Divestments of existing operations may result in Aegon assuming or retaining certain contingent liabilities. Aegon may not be able to divest assets within the time or at the price planned. All of these factors may adversely affect Aegon’s businesses, results of operations and financial condition. There can be no assurance that Aegon will successfully identify suitable acquisition candidates or buyers for operations to be divested or that Aegon will properly value acquisitions or divestments. Aegon is unable to predict whether or when any prospective acquisition candidate or buyer for operations to be divested will become available, or the likelihood that any transaction will be completed once negotiations have commenced.
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

Aegon Annual Report on Form 20-F 2021

Additional information Risk factors Aegon N.V.

When Aegon’s products are distributed through unaffiliated firms, Aegon may not always be able to monitor or control the manner of their distribution despite its significant compliance training and programs. If Aegon’s products are distributed by such firms in an inappropriate manner, or to customers for whom they are unsuitable, Aegon may suffer reputational and other harm to its business.
Aegon may be unable to adapt to and apply new technologies.
New technologies are transforming the insurance industry. New technologies include but are not limited to communication channels, automation, artificial intelligence, additional processing platforms and cloud services, data analytics and distributed ledger technology. These technologies are changing the way insurance is distributed and sold. They are also changing the way insurers manage their businesses and the skills they need in their workforces. Furthermore, the new technologies are influencing customer and consumer demands. Technology makes it easier to move into new markets. This increases competition, not just among peers, but also from new competitors and disruptors. An inability to adapt and apply these technologies quickly, and in a controlled manner may impact Aegon’s competitive position, and its ability to maintain profitability, and may adversely affect Aegon’s future financial condition and results of operations.
Failure of data management and governance can result in regulatory and reputational risk as well as missed business opportunities.
Data is essential for Aegon’s operational performance. However, much of the data held by Aegon is subject to various legal, regulatory and contractual restrictions. To be able to benefit from the data that Aegon holds, areas like data management and governance are of key importance. Most internal processes and customer interactions are dependent on accessible, reliable, and compliant data practices and operations. If Aegon fails to adequately execute on these obligations, it faces potential legal, regulatory, contractual and reputational risks. Aegon also must endeavor to obtain adequate data rights to be able to execute its business strategy. Failure to do so will expose it to additional legal risks, including litigation risks.
Aegon may be impacted by epidemics or pandemics.
Aegon is exposed to the risk of an epidemic or a pandemic – such as Asian flu, SARs or
COVID-19
– occurring in one or more of the countries in which it operates or globally. Aegon’s daily activities may be adversely impacted in addition to the financial and underwriting consequences of higher mortality and economic hardship, as previously mentioned. If the health of a significant number of employees or key functions is compromised or internal controls need to be executed in an atypical way, these could have an impact on core business processes, service levels to customers, and the effectiveness of the control environment. In addition, Aegon faces additional operational risks related to prolonged and expanded working from home/remote working by Aegon’s workforce, such as additional remote access to company information which could increase information security risk. Also, Aegon can be impacted via its relationships with third parties. These third parties can also be impacted by an epidemic or pandemic with consequential impacts on Aegon such as disruption in service. The described risks may directly or indirectly impact Aegon’s financial health and its ability to generate capital in the medium to long term.
Aegon may not be successful in managing its exposure to climate risk and adequately adapting investment portfolios for the transition to a low-carbon
economy.
Climate change is a long-term risk associated with high uncertainty regarding timing, scope and severity of potential impacts. Climate risks can be grouped into physical risks and transition risks. Physical risks relate to losses from overall climate changes (i.e. changing weather patterns and sea level rise) and acute climate events (i.e. extreme weather and natural disasters). These physical risks impact property & casualty (P&C) insurance, but also life insurance, for instance through higher-than-expected mortality rates. Losses can also follow from credit risk and collateral linked to Aegon’s mortgage portfolio. Aegon is exposed to mortality risk and mortgage underwriting risks. Beyond insured losses, climate change may have disrupting and cascading effects on the wider economy and may lead to adverse market movements – prices and credit quality of investments and defaults on investments – and monetary policy measures resulting in lower interest rates.
Transition risks are those arising from the shift to a
low-carbon
economy. These risks are a function of policy and regulatory uncertainty, including political, social and market dynamics and technological innovations. Transition risks can affect the value of assets and investment portfolios. Furthermore, Aegon may be unable to adjust to environmental and sustainability goals. Linked to both the physical and the transition risks, there could also be litigation and reputational risks following from not fully considering or responding to the impacts of climate change, or not providing appropriate disclosure of current and future risks. Aegon may not

Aegon Annual Report on Form 20-F 2021

Additional information Risk factors Aegon N.V.

be able to fully predict or manage the financial risks stemming from climate change, resource depletion, environmental degradation and related social issues. The risks can relate both to Aegon and the companies in which it invests.
Given the significant uncertainties related to climate change impacts and its long-term nature, it cannot be ruled out that climate change may have a material adverse effect on Aegon’s businesses, results of operations and financial condition.
Aegon’s risk management policies and processes may leave it exposed to unidentified or unanticipated risk events, adversely affecting its businesses, results of operations, and financial condition.
Aegon has devoted significant resources to the implementation and maintenance of a comprehensive enterprise risk management framework in all aspects of the business. Nevertheless, it is possible that risks present in its business strategies and initiatives are not fully identified, monitored, and managed or that risks are not properly measured. Risk measurements make use of historic and public data that may be inaccurate or may not predict future exposures. As a result, Aegon’s businesses, results of operations, and financial condition may be adversely affected.
Failure of Aegon’s information technology or communications systems may result in a material adverse effect on Aegon’s businesses, results of operations, financial condition and corporate reputation.
Any failure of or gap in the systems and processes necessary to support complex transactions and avoid and/or detect systems failure, fraud, information security failures, processing errors, cyber intrusion, loss of data and breaches of regulation may lead to a material adverse effect on Aegon’s results of operations and corporate reputation. In addition, Aegon must commit significant resources to maintain and enhance its existing systems in order to keep pace with applicable regulatory requirements, industry standards and customer preferences. If Aegon fails to maintain secure and well-functioning information systems, Aegon may not be able to rely on data for product pricing, compliance obligations, risk management and underwriting decisions. In addition, Aegon cannot assure investors or consumers that interruptions, failures or breaches in security of these processes and systems will not occur, or that if they do occur, that they can be timely detected and remediated. The occurrence of any of these events may have a material adverse effect on Aegon’s businesses, results of operations, financial condition and corporate reputation.
A computer system failure or security breach of
Aegon’s
IT systems or that of critical third parties may disrupt Aegon’s business, damage Aegon’s reputation and adversely affect Aegon’s results of operations, financial condition, and cash flows.
Aegon relies heavily on computer and information systems and internet and network connectivity (collectively, “IT systems”) to conduct a large portion of its business operations. This includes the need to securely store, process, transmit and dispose of confidential information, including personal information, through a number of complex systems. In many cases this also includes transmission and processing to or through customers, business partners, (semi-) governmental agencies and third-party service providers.
The introduction of new technologies, computer system failures, cyber-crime attacks or security or data privacy breaches may material disrupt Aegon’s business operations, damage Aegon’s reputation, result in regulatory and litigation exposure, investigation and remediation costs, and materially and adversely affect Aegon’s results of operations, financial condition and cash flows.
The information security risk that Aegon faces includes the risk of malicious outside forces using public networks and other methods, including social engineering and the exploitation of targeted offline processes, to attack Aegon’s systems and information and potentially demand ransom. It also includes inside threats, both malicious and accidental. For example, human error, bugs and vulnerabilities that may exist in
Aegon’s
systems or software, unauthorized user activity and lack of sufficiently automated processing or sufficient logging and monitoring can result in improper information exposure or failure or delayed detection of such activity in a timely manner. Aegon also faces risk in this area due to its reliance in many cases on third-party systems, all of which may face cyber and information security risks of their own. Third-party administrators or distribution partners used by Aegon or its subsidiaries may not adequately secure their own IT systems or may not adequately keep pace with the dynamic changes in this area. Potential bad actors that target Aegon and applicable third parties may include, but are not limited to, criminal organizations, foreign government bodies, political factions, and others.
In recent years, information security risk has increased sharply due to a number of developments in how information systems are used, not only by companies such as Aegon, but also by society in general. Threats have increased in frequency and magnitude, and are expected to continue to increase, as criminals and other bad actors become more organized and employ more sophisticated techniques. At the same time companies increasingly make information systems and data available through the internet, mobile devices or other network connections to customers, employees and business partners, thereby expanding the attack surface that bad actors can potentially exploit. As a result of the
COVID-19
pandemic, Aegon also faces increased cybersecurity risks due to the number of
Aegon’s

Aegon Annual Report on Form 20-F 2021

Additional information Risk factors Aegon N.V.

and
Aegon’s
service providers’ and partners’ employees who are (and may continue to be) working remotely, which creates additional opportunities for cybercriminals to launch social engineering attacks and exploit vulnerabilities in non-corporate
IT environments. The White House, SEC and other regulators have also increased their focus on cybersecurity vulnerabilities and risks.
Large, global financial institutions such as and including Aegon have been, and will continue to be, subject to information security attacks for the foreseeable future. The nature of these attacks will also continue to be unpredictable, and in many cases may arise from circumstances that are beyond Aegon’s control. Attackers are also increasingly using tools and techniques that are specifically designed to circumvent controls, to evade detection and even to remove or obfuscate forensic evidence. As a result, Aegon may be unable to timely or effectively detect, identify, contain, investigate or remediate IT systems in response to, future cyberattacks or security breaches. Especially if and to the extent Aegon fails to adequately invest in defensive infrastructure, timely response capabilities, technology, controls and processes or to effectively execute against its information security strategy, it may suffer material adverse consequences.
To date the highest impact information security incidents that Aegon has experienced are believed to have been the result of
e-mail
phishing attacks targeted at Aegon’s business partners and customers. This in turn led to the unauthorized use of valid Aegon website credentials to engage in fraudulent transactions and improper data exfiltration. Additionally, Aegon has faced other types of attacks, including, but not limited to, other types of phishing attacks, distributed denial of service (DDoS) attacks, technology implementation and update errors, various human errors,
e-mail
related errors, paper-based errors, exploitations of vulnerabilities and certain limited cases of unauthorized internal user activity, including activity between different Aegon country units. Like many other companies, Aegon could also be subject to malware, ransomware and similar types of attacks or intrusions. There is no guarantee that the measures that Aegon takes will be sufficient to stop all types of attacks or mitigate all types of information security or data privacy risks.
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
Pursuant to applicable laws, various government and semi-governmental and other administrative bodies have established numerous rules protecting the privacy and security of personal information and other confidential or sensitive information held by Aegon. Notably, certain of Aegon’s businesses are subject to laws and regulations enacted by US federal and state governments, the EU or other non-US/EU
jurisdictions and/or enacted by various regulatory organizations relating to the privacy and/or information security of the information of customers, employees or others. Aegon’s European operations are mainly subjected to the General Data Protection Regulation (GDPR). In addition, in several Asian and Latin American jurisdictions where Aegon has activities, new privacy and information security laws and regulations have been enacted or existing legislation has been strengthened and updated.
In the United States, the New York Department of Finance Services (NYDFS), pursuant to its cybersecurity regulation, requires financial institutions regulated by the NYDFS, including certain Aegon subsidiaries, to, among other things, satisfy an extensive set of minimum information security requirements, including but not limited to governance, management, reporting, policy, technology and control requirements. Other states have adopted similar cybersecurity laws and regulations.
Numerous other US state and federal laws also impose various information security and privacy related obligations with respect to various Aegon subsidiaries operating in the US, including but not limited to the Gramm-Leach-Bliley Act and related state laws and implementing regulations (GLBA), the California Consumer Privacy Act (CCPA), the California Privacy Rights Act (CPRA), and the Health Insurance Portability and Accountability Act (HIPAA), among many others. These laws generally provide for governmental investigative and enforcement authority, and in certain cases provide for private rights of action.
Numerous other legislators and regulators with jurisdiction over
Aegon’s
businesses are considering or have already enacted enhanced information security risk management and privacy laws and regulations, with the overall number and scope of such laws and regulations continuing to increase every year. A number of Aegon’s subsidiaries are also subject to contractual restrictions with respect to the use and handling of the sensitive information of
Aegon’s
clients and business partners.
Aegon, and numerous of its systems, employees, third-party providers and business partners have access to, and routinely process, the personal information of consumers and employees. Aegon relies on a large number of processes and controls to protect

Aegon Annual Report on Form 20-F 2021

Additional information Risk factors Aegon N.V.

the confidentiality, integrity and availability of personal information and other confidential information that is accessible to, or in the possession of, Aegon, its systems, employees and business partners. It is possible that an Aegon or a third party’s employee, contractor, business partner or system could, intentionally or unintentionally, inappropriately disclose or misuse personal or confidential information. Aegon’s data or data in its possession could also be the subject of an unauthorized information security attack. If Aegon fails to maintain adequate processes and controls or if Aegon or its business partners fail to comply with relevant laws and regulations, policies and procedures, misappropriation or intentional or unintentional inappropriate disclosure or misuse of personal information or other confidential information could occur. Such control inadequacies or non-compliance
could cause disrupted operations and misstated or unreliable financial data, materially damage Aegon’s reputation or lead to increased regulatory scrutiny or civil or criminal penalties or (class action) litigation, which, in turn, could have a material adverse effect on Aegon’s business, financial condition and results of operations.
In addition, Aegon analyzes personal information and customer data to better manage its business, subject to applicable laws and regulations and other restrictions. It is possible that additional regulatory or other restrictions regarding the use of such information may be imposed. Additional privacy and information security obligations have been imposed by various governments with jurisdiction over Aegon or its subsidiaries in recent years, and more similar obligations are likely to be imposed in the near future across Aegon’s operations. Such restrictions and obligations could have material impacts on Aegon’s business, financial conditions and results of operations.
Inaccuracies in econometric, financial, or actuarial models, or differing interpretations of underlying methodologies, assumptions and estimates, could have a material adverse effect on Aegon’s business, results of operations and financial condition.
Aegon uses econometric, financial, and actuarial models to measure and manage multiple types of risk, to price products and to establish and assess key valuations and report financial results. All these functions are critical to Aegon’s operations. Aegon has a model risk management framework in place to manage modelling risk. If, despite this framework, models, their underlying methodologies, assumptions and estimates, or their implementation and monitoring prove to be inaccurate, this could have a material adverse effect on Aegon’s business, results of operations and financial condition.
Many of Aegon’s business units offer investment products that utilize quantitative models, algorithms or calculations that could experience errors or prove to be incorrect, incomplete or unsuccessful, resulting in losses for clients who have invested in such products and possible regulatory actions and/or litigation against Aegon and/or its affiliates.
Aegon’s business units may utilize quantitative models, algorithms or calculations (whether proprietary or supplied by third parties) (Models) or information, or data supplied by third parties (Data) for the management of, or to assist in the management of, investment products offered to clients. Examples of such investment products include volatility-controlled funds, mutual funds, separately managed accounts, and other types of advisory accounts. Models and Data are used to construct sets of transactions and investments, to provide risk management insights, and may be used to assist in hedging investments. If Models and Data prove to be incorrect or incomplete, any decisions made, in whole or part, in reliance thereon expose the investment product to additional risks. For example, by utilizing Models or Data, certain investments may be bought at prices that are too high, certain other investments may be sold at prices that are too low, or favorable opportunities may be missed altogether. Similarly, any hedging based on faulty Models and Data may prove to be unsuccessful. The applicable investment product bears the risk that Models or Data used will not be successful and the product may not achieve its investment objective.
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

Aegon Annual Report on Form 20-F 2021

Additional information Risk factors Aegon N.V.

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
As Aegon continues to focus on reducing expenses necessary to support its business, a key part of its operating strategy has been to outsource certain services that are important to its business. Aegon outsources certain information technology, finance and actuarial services, investment management services and policy administration operations to third party providers and may do so increasingly in the future. If Aegon fails to maintain an effective outsourcing strategy or if third party providers do not provide the core administrative, operational, financial, and actuarial services Aegon requires and anticipates, or perform as contracted, such as compliance with applicable laws and regulations, or suffer an information security or data privacy breach, Aegon may not realize the desired productivity improvements or cost efficiencies or customers might experience lower service levels. In addition, Aegon may not be able to find an adequate alternative provider, and instead experience financial loss, reputational harm, operational difficulties, increased costs, a loss of business and other negative consequences, all of which could have a material adverse effect on Aegon’s financial condition. In addition, Aegon’s reliance on third party providers does not relieve Aegon of its responsibilities and requirements. Any failure or negligence by such third-party providers in carrying out their contractual duties may result in Aegon being subjected to liability and litigation. Any litigation relating to such matters could be costly and time-consuming, and the outcome would be uncertain. Moreover, any adverse publicity arising from such litigation, even if the litigation is not successful, could adversely affect Aegon’s reputation and distribution of its products. Finally, Aegon’s ability to receive services from third party providers based in different countries might be impacted by political instability, cultural differences, regulatory requirements or policies inside or outside of the countries within which Aegon has operations. As a result, Aegon’s ability to conduct its business might be adversely affected.
Aegon may be unable to attract and retain personnel who are key to the business.
As a global financial services enterprise, Aegon relies, to a considerable extent, on the quality of local management and personnel in the various countries in which Aegon operates. The success of Aegon’s operations is dependent, among other things, on Aegon’s ability to attract and retain highly qualified professional personnel. The right talent for critical positions and availability of required capabilities determines Aegon’s ability to deliver on its strategic objectives. Competition for key personnel in most countries in which Aegon operates is intense. Aegon competes for talent in areas such as digital, information technology, with companies in the consumer products, technology, financial sectors. Aegon’s success attracting and retaining key personnel is very much dependent on the competitiveness of the compensation and benefits package and flexibility for employees in the market in which it competes and the work environment it offers.
As a part of the governmental response in Europe and, to a certain extent, the United States to the financial crisis in 2008, there have been various legislative initiatives that have sought to give guidance or regulate the structure of remuneration for personnel, in particular senior management, with a focus on performance-related remuneration and limiting severance payments. With differences in interpretation of these regulations by local regulators on how the guidelines need to be applied these restrictions create an uncertain playing field and may adversely affect Aegon’s ability to compete for qualified employees, as well as Aegon’s ability to transfer employees between regions.
Political, Regulatory and Supervisory
Aegon may be required to increase its technical provisions and/or hold higher amounts of regulatory capital as a result of changes in the regulatory environment or changes in rating agency analysis, which may impact Aegon’s financial condition and/or decrease Aegon’s returns on its products.
Prudential regulatory requirements such as with respect to the calculation of technical provisions, capital requirements, the eligibility of own funds and the regulatory treatment of investments may change, which could require Aegon to increase technical provisions, hold higher amounts of regulatory capital and subject it to more stringent requirements with respect to investments and/or own funds. Important examples include changes to applicable capital requirements by the European Union and/or the interpretation thereof by the European Insurance and Occupational Pensions Authority (‘EIOPA’), the National Association of Insurance Commissioners (‘NAIC’) in the US or US state regulators or local regulators in jurisdictions in which Aegon operates. Aegon cannot predict specific proposals that might be adopted, or what impact, if any, such proposals or, if enacted, such laws may have on its businesses, results of operations, or financial condition.

Aegon Annual Report on Form 20-F 2021

Additional information Risk factors Aegon N.V.

Prudential regulatory requirements may not only apply to the individual entities in the Aegon Group but may additionally apply at Group level or apply to part of the Group. Consequently, those requirements may have different, and more or less impact depending on their scope. Important examples of such requirements are Solvency II group supervision and consolidated requirements resulting from the Capital Requirements Directive (‘CRD’) and the Capital Requirements Regulation (‘CRR’), as applied to groups containing bank and/ or asset management activities.
The way such requirements are applied to groups like Aegon has an impact on the Group’s capital position, as well as on the availability of capital at a Group level. Changes to prudential regulatory requirements may have an impact on Aegon’s competitive position versus companies that are not subject to these or similar requirements at Group level. As an example, as part of the Solvency II group calculation, Aegon applies a specific methodology for its US insurance and reinsurance subsidiaries at Group level, in addition to the requirements to which these subsidiaries are subject under their local prudential regime. This methodology is approved by Aegon’s group supervisor, De Nederlandsche Bank N.V. (‘DNB’), but remains subject to periodic review. Changes to this methodology might have an impact on Aegon’s capital position, as calculated under Solvency II group requirements and/or the manner in which DNB otherwise exercises group supervision on Aegon, for example through more stringent requirements with respect to intra-group transactions, risk concentrations and reporting.
There are several important regulatory standards with respect to capital adequacy that apply to Aegon and are subject to change, which changes could impact Aegon’s financial condition, results and operations:

♦	The European Commission has recently published a formal legislative proposal for amendments to the Solvency II Directive following an extensive technical advice by EIOPA to the European Commission. Proposals to amend the Solvency II Delegated Regulation, amend existing or introduce additional technical standards and/or EIOPA guidelines may follow in a later stage. The impact on Aegon’s financial position and results depends on the final form of the requirements, standards and guidelines;

♦	Following the end of the Brexit transition period on 31 December 2020, UK insurers are no longer directly subject to regulation under the EU’s Solvency II. The UK government launched a review into the European Union’s Solvency II framework in October 2020 which has resulted in divergence between the UK and EU regulatory regimes in 2021. Increasing divergence cannot be ruled out going forward which could further impact the UK capital ratio;

♦	In the US, the NAIC periodically updates various prudential requirements. The NAIC is currently updating the risk-based capital (‘RBC’) charges for mortality risk and is embarking on a project to reconsider the RBC treatment of structured investments. These initiatives or other regulatory changes to capital factors may lead to higher risk-based capital requirements. In addition, the NAIC has constructed a US group capital calculation (‘GCC’) using an RBC aggregation approach that would be used by regulators as a monitoring tool. The results of the GCC could impact the translation of RBC in the Group capital ratio for the United States; and

♦	Aegon utilizes affiliated captive insurance companies to manage risks of various insurance policies issued before the adoption of principle-based reserves, including universal life with secondary guarantees and level term life insurance. These structures have been utilized to finance regulatory reserves. To the extent that state insurance regulations restrict or require insurers to restate the valuation of the assets used to finance these structures, this could increase costs or reduce available capital.
In addition to requirements imposed by regulatory and/or supervisory authorities, rating agencies may incorporate higher capital thresholds into their quantitative analyses, thus requiring additional capital for Aegon Group and/or its regulated subsidiaries to maintain their desired credit ratings.
The application of these capital standards and changes thereto could adversely affect Aegon’s ability to compete with other insurers that are not subject to those capital requirements. These requirements may also lead Aegon to engage in transactions that affect capital and constrain Aegon’s ability to pay dividends or repurchase its own shares. Furthermore, such requirements may constrain Aegon’s ability to provide guarantees and may increase the cost to Aegon of offering certain products, resulting in price increases, discontinuance of offering of certain products or reducing the amount of risk Aegon takes on. Aegon may consider structural and other business alternatives in light of requirements or standards applicable with respect to systemic entities or activities, of which the impact on shareholders cannot be predicted. For further detail on developments in these areas, reference is made to the section ‘Regulation and supervision’ of Aegon’s Annual Report 2021.
Political or other instability in a country or geographic region, could adversely affect Aegon’s international business activities and it’s financial condition.
Political developments such as, foreign investment restrictions, civil unrest, geopolitical tensions, or military action, and new or evolving legal and regulatory requirements on business investment, hiring, migration, and global supply chains could have an adverse effect on Aegon’s businesses, results of operations, financial condition and liquidity in many ways, including disruption to our business operations

Aegon Annual Report on Form 20-F 2021

Additional information Risk factors Aegon N.V.

in countries experiencing geopolitical tensions as well as increased costs associated with meeting customer needs in such regions, and impediments to
Aegon’s
ability to execute strategic transactions.
Changes in accounting standards may affect Aegon’s reported results of operations and shareholders’ equity.
Aegon’s financial statements are prepared and presented in accordance with IFRS. Any future changes in these accounting standards may have a significant impact on Aegon’s reported results of operations, financial condition, shareholders’ equity and dividend. This includes the level and volatility of reported results of operations and shareholders’ equity. New accounting standards that are likely to have a significant impact on Aegon’s reported results, financial condition and shareholders’ equity include, but are not limited to, IFRS 9 – Financial Instruments and IFRS 17 – Insurance Contracts.
The IASB issued the complete version of IFRS 9 Financial Instruments in July 2014, which was endorsed by the European Union in November 2016. The IASB issued IFRS 17 Insurance Contracts in May 2017 and issued amendments to the standard in June 2020. Both IFRS 9 and IFRS 17 were endorsed by the European Union, except that the endorsement of IFRS 17 included an optional carve-out
regarding the grouping of policies for certain contracts. For Aegon, both standards will apply across the group for reporting periods beginning on or after January 1, 2023.
An implementation project was started soon after the publication of the new accounting standards. It is expected that the impact of the initial application on Aegon’s financial statements will be significant.
Local statutes, regulators, and decisions of supervisory and other authorities may limit the ability of Aegon’s subsidiaries to pay dividends to Aegon N.V., thereby limiting Aegon’s ability to make payments on debt obligations and operating expenses.
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
Risks of application of intervention measures may adversely affect Aegon’s business, results of operations and financial condition.
The Dutch Act on Recovery & Resolution for Insurers (‘R&R Act’) allows DNB to intervene in situations where a Dutch insurer or reinsurer is faced with financial difficulties. The powers under the R&R Act may also extend to the level of the Group and to entities, in addition to insurance or reinsurance entities in the Netherlands, which are part of the Group, such as Aegon N.V.
In addition, the R&R Act allows DNB to require a Dutch insurance or reinsurance company or a group to remove, ex ante, material impediments to effective resolution of a Dutch insurance or reinsurance undertaking (such as the revision of financing arrangements, the reduction of exposures, the transfer of assets, the termination or limitation of business activities, or the prohibition on starting certain business activities, changing the legal or operational structure of the Group, or securing certain critical business lines). The use of this tool may adversely affect Aegon’s business, results of operations and financial condition.
In September 2021, the European Commission published a formal proposal for a European Insurance Recovery & Resolution Directive, which will introduce minimum standards at European level for recovery & resolution frameworks in EU member states, such as the Dutch R&R Act. This might lead to the introduction of intervention tools, largely similar to those included in the R&R Act, in other EU member states in which Aegon’s subsidiaries are active.
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

Aegon Annual Report on Form 20-F 2021

Additional information Risk factors Aegon N.V.

institution, as well as securities and/or other financial instruments issued by or with the cooperation of the financial institution. The exercise of this power may significantly impact the rights of the owners or holders of these assets, securities and/or financial instruments.
There is a risk that the possible exercise of powers, or any anticipated exercise of powers, by DNB or the Ministry of Finance could have a material adverse effect on the performance by the failing institution, including Aegon, of its obligations (of payment or otherwise) under contracts of any form, including the expropriation, write-off,
write-down or conversion of securities such as shares and debt obligations issued by the failing institution. The R&R Act and the regime of the Bank Recovery and Resolution Directive are described in the section ‘Regulation and supervision’ of Aegon’s Annual Report 2021.
Legal and Compliance
The outcome of legal and arbitration proceedings and regulatory investigations and actions may adversely affect Aegon’s business, results of operations and financial condition.
Aegon faces significant risks of litigation as well as regulatory exams and investigations and actions relating to its and its subsidiaries’ businesses. Aegon is also subject to compliance with regulations applicable to it as a corporate entity.
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
Aegon entities are subject to anti-money laundering laws and regulations, including EU, US and UK laws and regulations and these require Aegon to develop and implement customer identification and risk-based anti-money laundering programs, report suspicious activity, and maintain certain records. Further, Aegon entities are required to adhere to certain economic and trade sanctions programs, including EU, US, UK and UN programs, that prohibit or restrict transactions with suspected persons, governments, and in certain circumstances, geographies. Changes in, or violations of, any of these laws or regulations may require additional compliance procedures, or result in enforcement proceedings, sanctions or penalties, which could have a material adverse effect on Aegon’s businesses, financial condition and result of operations.
Aegon entities are subject to anti-bribery legislation in the EU, the US and the UK and other jurisdictions. Any violations of these or other anti-bribery laws by Aegon, its employees, subsidiaries or local agents, could have a material adverse effect on its businesses and reputation and result in substantial financial penalties or other sanctions.
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

Aegon Annual Report on Form 20-F 2021

Additional information Risk factors Aegon N.V.

Separate from financial loss, litigation, regulatory action, legislative changes or changes in public opinion may require Aegon to change its business practices, which could have a material adverse impact on Aegon’s businesses, results of operations, cash flows and financial condition. Disputes and investigations initiated by governmental entities and private parties may lead to orders or settlements, including payments or changes to business practices, even if Aegon believes the underlying claims are without merit.
Several US insurers, including Aegon subsidiaries, have been named in class actions as well as individual litigations relating to increases in monthly deduction rates (‘’MDR’’) on universal life products. Plaintiffs generally allege that the increases were made to recoup past losses rather than to cover the future costs of providing insurance coverage. Aegon’s subsidiary in the US has settled two such class actions in the US District Court for the Central District of California. The settlement in the first of these cases, approved in January 2019, arose from increases implemented in 2015 and 2016. Over 99% of affected policyholders participated in that settlement. While less than 1% of policyholders opted out of the settlement, they represented approximately 43% of the value of the settlement fund. In the second case, Aegon’s subsidiary agreed to settle a class action lawsuit arising out of MDR increases in 2017 and 2018. The court approved that settlement on September 16, 2020.
Opt-outs
in this case represent less than 7% of the value of the settlement fund. The settlement fund was reduced proportionally for opt outs. In 2021, settlements were reached with some of the opt-out
parties from both settled class actions. The remaining
opt-out
cases and disputes are ongoing, and Aegon continues to hold a provision for the remaining opt-outs
from the settlements that were approved by the court in 2019 and 2020. If this provision for these cases proves to be insufficient, then these cases could have an adverse effect on Aegon’s business, results of operations, and financial condition.
In addition, insurance companies and their affiliated regulated entities may face lawsuits that threaten their business models. For example, several
US-based
Aegon subsidiaries are defendants in a class action alleging that the business model improperly characterizes distributors as independent contractors instead of employees. Depending on the outcome, this lawsuit, along with similar claims against Transamerica subsidiaries and other companies, as well as regulatory action, could necessitate a change in the business model and/or could result in a significant settlement or judgment.
In the Netherlands, unit linked products (beleggingsverzekeringen) have been controversial and the target of litigation since 2005. Allegations include excessive cost, unfair terms, inadequate disclosure, and failure to perform as illustrated. Consumer groups have formed to address these issues and initiate mass claims against insurers. Regulators as well as the Dutch Parliament have been involved ever since, with the principal goal of achieving an equitable resolution. Aegon has made improvements across its product lines, including after settlements reached in 2009 with Stichting Woekerpolis and Stichting Verliespolis. Aegon also decided to reduce future policy costs for the large majority of its unit-linked portfolio. Some of the unit linked products are still involved in ongoing litigation. In September 2014, the consumer interest group Vereniging Woekerpolis.nl filed a claim against Aegon in court. The claim related to a range of unit linked products that Aegon sold in the past, including Aegon products involved in the earlier litigation. In June 2017 (and revised in December 2017), the court issued a verdict which upheld the principle that disclosures must be evaluated according to the standards at the time when the relevant products were placed in-force.
Most of the claims of Vereniging Woekerpolis. nl were dismissed under this standard, although the court found that Aegon did not adequately disclose certain charges on a limited set of policies. The district court did not decide on the reasonableness of the cost levels and whether the previous compensation arrangements provide sufficient compensation. This court decision has been appealed by both parties. The Court of Appeal has stayed the class action proceedings during the preliminary proceedings at the Supreme Court in another class action of Vereniging Woekerpolis.nl against another insurance company. On February 11, 2022, the Supreme Court ruled in these preliminary proceedings. The answers to the preliminary questions regarding transparency and consent about costs and cost levels are a (re)confirmation of the EU Court ruling in a previous case against another Dutch insurance company. The legal debate will now continue at the level of the Court of Appeal, Aegon expects the uncertainty about the possible impact to continue for the foreseeable future. Aegon expects the claims and litigation, whether collective or on an individual basis and in court or through alternative dispute resolution mechanisms, on unit linked products to continue for the foreseeable future. Developments in similar cases against other Dutch insurers currently before regulators and courts may also affect Aegon.
Lawsuits have also been brought against providers of securities leasing products (aandelenlease producten). Although sales of securities leasing products ended more than a decade ago, litigation relating to these products has resurfaced.
In December 2020, Aegon reached an agreement on a settlement with Leaseproces B.V. for claims regarding Vliegwiel and Sprintplan customers represented by Leaseproces. Execution of the settlement is expected to be finalized in 2022. There are still individual claims pending.
There can be no assurances that these matters will not ultimately result in a material adverse effect on Aegon’s business, results of operations, competitive position, reputation, and financial condition. For additional information on proceedings in which Aegon

Aegon Annual Report on Form 20-F 2021

Additional information Risk factors Aegon N.V.

is involved, reference is made to the notes to the consolidated financial statements, note 45 ‘Commitments and contingencies’ of Aegon’s Annual Report 2021.
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
Aegon may not be able to comply fully with, or obtain appropriate exemptions from, the wide variety of laws and regulations applicable to its businesses and legal entities. Failure to comply with or to obtain appropriate exemptions under any applicable laws and regulations may result in restrictions on Aegon’s ability to do business in one or more of the jurisdictions in which Aegon operates and may result in fines and other sanctions, which may have a material adverse effect on Aegon’s businesses, financial condition or results of operations.
Certain key regulatory proposals that could materially impact Aegon’s financial condition and results of operations include the European Commission’s proposal for amendments to the Solvency II framework, following the Solvency II 2020 review and the European Commission’s proposal for an Insurance Recovery & Resolution Directive. Both proposals serve (inter alia) as the implementation of the IAIS Holistic Framework for Systemic Risk in the Insurance Sector in the European Union and to some extent the IAIS Common Framework for the supervision of internationally active insurance groups (‘ComFrame’).
Regulatory changes include preventive and corrective supervisory measures that aim to address macro-prudential concerns, referred to in the Holistic Framework for Systemic Risk in the Insurance Sector, as adopted by the IAIS in November 2019 and recently in the European Commission’s proposal to amend the Solvency II Directive in the context of the Solvency II 2020 review, which includes macro-prudential tools, as well as in the European Commissions’ proposal for an Insurance Recovery & Resolution Directive.
In addition, regulatory changes may include measures that are addressed specifically to certain types of insurers or groups, in particular larger and internationally active groups. ComFrame, which was adopted in November 2019 by the IAIS, establishes minimum supervisory standards and guidance on the effective group-wide supervision of Internationally Active Insurance Groups (IAIGs) and builds on the IAIS Insurance Core Principles (a set of principles that is applicable to all insurers). Therefore, IAIGs may be subject to additional standards that other insurers or other insurance groups are not subject to. In Europe, such additional standards would be introduced through the Solvency II framework.
Aegon was designated a Global Systemically Important Insurer
(‘G-SII’) by
the FSB in 2015. The FSB, in consultation with the IAIS, has decided to suspend
G-SII
identification as from the beginning of 2020 and in November 2022 will, based on the initial years of implementation of the holistic framework, review the need either to discontinue or re-establish
an annual identification of
G-SIIs.
On May 12, 2020, DNB announced, in line with expectations due to Aegon’s former designation as a
G-SII,
that it has identified Aegon as one of the two IAIGs in the Netherlands, based on the size and international activities of the Aegon group. Although generally large insurance groups are subject to a high level of supervisory scrutiny by DNB, thus far no requirements have been introduced in the Netherlands or by DNB that have specifically been targeted at IAIGs.
The implementation of ComFrame and the holistic framework, as well as other requirements aimed to address macro-prudential or concerns or concerns related to its capacity as internationally active group, may cause Aegon to engage in transactions that affect capital or constrain Aegon’s ability to pay dividends or repurchase its own shares. Furthermore, such requirements may constrain Aegon’s ability to provide guarantees and increase the cost to Aegon of offering certain products resulting in price increases, leading to the discontinuance of offering of certain products or reducing the amount of risk Aegon takes on. Aegon may consider structural and other business alternatives in light of requirements or standards applicable with respect to systemic entities or activities, of which the impact on shareholders cannot be predicted.

Aegon Annual Report on Form 20-F 2021

Additional information Risk factors Aegon N.V.

As referred to above, the Solvency II 2020 review covers a broad range of topics of the Solvency II framework. Aegon, at Group level is, and Aegon’s EU insurance subsidiaries are, subject to the Solvency II framework. If the European Commission’s Directive proposal is taken over by the European co-legislators
without material changes, and depending on the scope of further amendments to the Solvency II Delegated Regulation, the related technical standards and EIOPA guidelines (that might be necessary as a consequence of changes to the Solvency II Directive), the amendments to the Solvency II framework may have a significant impact on the activities, profitability and financial condition of Aegon and Aegon’s subsidiaries in the European Union.
In the United States, the Patient Protection and Affordable Care Act (PPACA) adopted in 2010 has been challenged in whole or in part since its adoption. Changes to the PPACA and to other laws and regulations impacting the US health insurance industry could have a material adverse effect on Aegon’s financial condition, results of operations, and competitive position. The extent to which employers or individuals may discontinue their purchase of supplemental health insurance products as a result of any such changes may significantly impact Transamerica’s supplemental health insurance products business. The extent of any such changes or the corresponding impact on Transamerica’s supplemental health insurance business cannot be determined at this time.
On June 5, 2019, the SEC adopted Regulation Best Interest (Regulation BI), a new rule requiring broker-dealers and investment advisers to recommend only those financial products to their customers that are in their customers’ best interest, and to clearly identify any potential conflicts of interest and financial incentives the broker-dealer may have in connection with the sale of such products. In addition, since the Department of Labor (‘DOL’) Fiduciary Rule was vacated in July 2018, several states have moved forward with developing their own similar rules and proposals, which in some instances substantially broaden the standard of care traditionally owed by broker-dealers and/or insurance agents to their clients. The Biden Administration and the DOL have indicated an interest in revisiting fiduciary-related issues but have not yet made any proposals.
The foregoing regulations and proposed regulations, along with any future regulations by the federal government and/or states that impose new, heightened, conflicting or differing standards of care or restrictions on broker-dealers, insurance agents, or advisers, could have a material impact on annuity sales and, as applicable, life insurance sales.
Changes in pension and employee benefit regulation, social security regulation, financial services regulation, taxation and the regulation of securities products and transactions, and regulation of employee workplace standards may adversely affect Aegon’s ability to sell new policies or claims exposure on existing policies.
The introduction of
state-run
retirement programs for private-sector employees in the United States could directly compete with private-market retirement plans. More than 30 US states have considered legislation that would establish state-run
plans but fewer than 10 states have enacted legislation, and among those, even fewer have implemented them. Federal ERISA law raises questions as to whether such plans are pre-empted
by ERISA.
In general, changes in laws and regulations may materially increase Aegon’s direct and indirect compliance costs and other ongoing business expenses and have a material adverse effect on Aegon’s businesses, results of operations or financial condition.
Aegon may not be able to meet evolving ESG standards and requirements, or may fail to meet its sustainability and
ESG-related
goals and targets.
Increasingly, companies, including insurance companies, asset managers and banks are expected and/or required to disclose the extent to which their activities and products, including their investments and the activities of the companies they invest in, meet ESG standards. These requirements and standards are continuously and rapidly evolving and have not yet crystalized. While Aegon strives to meet applicable ESG standards to the best of its abilities, it may not be successful in doing so, due to the dynamic nature and evolution of these standards and might not be able to anticipate in all respects the further evolution of such standards. This may have an impact on its reputation, products and sales, as well as on its activities and investments, including long term investments. Aegon may face additional costs in the event it’s efforts do not meet expectations. Aegon has adopted certain sustainability and
ESG-related
goals, targets and metrics, including greenhouse gas emissions reduction and diversity and inclusion targets and other sustainability initiatives. If Aegon cannot meet these goals fully or on time, the Company may face reputational damage, litigation or unexpected costs.
Tax risks may have a material adverse effect on Aegon’s businesses, profits, capital position, and financial condition.
Aegon is subject to the substance and interpretation of tax laws in all countries in which Aegon operates or invests. The majority of tax risks relate to both Aegon’s products and its businesses, that would materialize due to (i) changes in tax laws, (ii) changes

Aegon Annual Report on Form 20-F 2021

Additional information Risk factors Aegon N.V.

in interpretation of tax laws, (iii) later jurisprudence or case law, or (iv) the introduction of new taxes or tax laws. These tax risks include for example the risk of changes in tax rates, changes in loss carry-over rules and changes in customer taxation rules.
Tax risks also include the risk of consequences arising from failure to comply with procedures required by tax authorities. Failure to manage tax compliance risks could potentially leads to inaccurate, incomplete, or untimely tax returns. Materialization of those risks would lead to non-compliance,
and potentially increased tax charges, penalties, and interest. Failure to manage reporting risks may lead to tax positions in financial reporting that do not represent a true and fair view.
Most of Aegon’s insurance products enjoy certain policyholder tax advantages. This permits, for example, the build-up
of earnings on gross premium amounts with deferred taxation, if any, when the accumulated earnings are actually paid to Aegon’s customers. Legislators have, from time to time, considered legislation that may make Aegon’s products less attractive to consumers, including legislation that would reduce or eliminate this deferral of taxation. This may have an impact on insurance products and sales.
Overall, tax risks may have a material adverse effect on Aegon’s businesses, profits, capital position, and financial condition.
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
Aegon recognizes that the reform of Interbank Offered Rates (‘IBORs’) and any transition to replacement rates entail risks for all it’s businesses across Aegon’s assets and liabilities. These risks include, but are not limited to:

♦	The EUR 2 billion syndicated revolving credit facility and the USD 2 billion LOC facility have been updated in order to prepare for the cessation of the relevant benchmark rates;

♦	Financial risks, arising from any changes in the valuation of financial instruments linked to benchmark rates, such as derivatives and floating rate notes, issued by, or invested in by Aegon;

♦	Pricing risks, as changes to benchmark indices could impact pricing mechanisms on some funding instruments or investments;

♦	Operational risks, due to the potential requirement to adapt informational technology systems, trade reporting infrastructure and operational processes; and

♦	Conduct risks, relating to communication regarding potential impact on Aegon’s customers, and engagement during the transition period.
The United Kingdom’s Financial Conduct Authority (the “FCA”), which regulates London Interbank Offered Rate (“LIBOR”), has announced that the publication of LIBOR on the current basis would cease and no longer be representative immediately after December 31, 2021 (in the case of all sterling, euro, Swiss franc and Japanese yen settings, and one-week
and
two-month
USD settings) and immediately after June 30, 2023 (in the case of all remaining USD settings). Despite this deferral in regard to USD, the FCA has confirmed that use of USD LIBOR will not be permitted in most new contracts after December 31, 2021 and while the FCA is requiring the LIBOR administrator to publish one-,
three- and
six-month
sterling and Japanese yen LIBOR rates for a limited time following December 31, 2021 using a synthetic methodology, such synthetic LIBOR rates are also only permitted for legacy use. If the methods of calculating LIBOR change from their current form while Aegon continues to rely on LIBOR, or if Aegon adopts alternative benchmarks for it’s current or future debt, interest rates on it’s debt obligations may be adversely affected.
Various supranational institutions, central banks, regulators, benchmark administrators and industry working groups play a role in the benchmark reform and the preparation for the replacement of IBORs. Although a lot of work has been done, there is still significant uncertainty around liquidity development, and mechanisms for implementation, including the change of methods of calculating LIBOR from its original form, application of spread adjustments to the alternative reference rates. Accordingly, it is not currently possible to determine whether, or to what extent, any such changes would affect Aegon. However, the implementation of alternative reference rates may have a material adverse effect on Aegon’s business, financial condition, customers, and operations.

Aegon Annual Report on Form 20-F 2021

Additional information Risk factors Aegon N.V.

Aegon may not be able to protect its intellectual property and may be subject to infringement claims.
Aegon relies on a combination of contractual rights with third parties and copyright, trademark, patent, and trade secret laws to establish and protect Aegon’s intellectual property. Third parties may infringe on or misappropriate Aegon’s intellectual property, and it is possible that third parties may claim that Aegon has infringed on or misappropriated their intellectual property rights. Any resulting proceedings in which Aegon would have to enforce and protect its intellectual property or defend itself against a claim of infringement of a third party’s intellectual property, may require significant effort and resources and may not prove successful. As a result of any proceeding in which Aegon would have to enforce and protect its intellectual property, Aegon may lose intellectual property protection, which may have a material adverse effect on Aegon’s businesses, results of operations, financial condition and Aegon’s ability to compete and pursue future business opportunities. As a result of any proceeding in which Aegon would have to defend itself against a claim of infringement of a third-party’s intellectual property, Aegon may be required to pay damages and provide injunctive relief, which may have a material adverse effect on Aegon’s businesses, results of operations and financial condition.
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

♦	Investor perception of Aegon as a company;

♦	Actual or anticipated fluctuations in Aegon’s results of operations;

♦	Announcements of intended acquisitions, disposals (and related approvals or refusals from governmental or regulatory authorities) or financings, or speculation about such acquisitions, disposals (and related approvals or refusals from governmental or regulatory authorities) or financings;

♦	Changes in Aegon’s dividend policy, which may result from changes in Aegon’s cash flow and capital position;

♦	Offering of additional shares by Aegon or sales of blocks of Aegon’s shares by significant shareholders, including Vereniging Aegon;

♦	A downgrade or rumored downgrade of Aegon’s credit or financial strength ratings, including placement on credit watch;

♦	Potential litigation or regulatory actions involving Aegon or the insurance industry in general;

♦	Changes in financial estimates and recommendations by securities research analysts;

♦	Fluctuations in capital markets, including foreign exchange rates, interest rates and equity markets;

♦	The performance of other companies in the insurance sector;

♦	Regulatory developments in the United States, the Netherlands, the United Kingdom, and other countries in which Aegon operates;

♦	International political and economic conditions, including the effects of terrorist attacks, military operations and other developments stemming from such events, and the uncertainty related to these developments;

♦	News or analyst reports related to markets or industries in which Aegon operates; and

♦	General insurance market conditions.
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
Vereniging Aegon holds 32.6% of Aegon’s voting shares. For details on the shareholding of Vereniging Aegon, its developments, the Amended 1983 Merger Agreement and the Voting Rights Agreement, please see the section Major shareholders on pages 281 through 283 of the 2021 Integrated Annual Report.

Aegon Annual Report on Form 20-F 2021

Additional information Risk factors Aegon N.V.

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
In April 2019, Aegon issued EUR 500 million Perpetual Contingent Convertible Securities (‘PCCS’). Upon the occurrence of a conversion trigger event the PCCS will be converted into common shares of the Company at the prevailing conversion price. A conversion trigger event shall occur if at any time: (i) the amount of eligible own funds items eligible to cover the Solvency Capital Requirement is equal to or less than 75% of the Solvency Capital Requirement; (ii) the amount of own fund items eligible to cover the Minimum Capital Requirement is equal to or less than the Minimum Capital Requirement; (iii) in case the Minimum Capital Requirement is an event, such event occurs; or (iv) a breach of the Solvency Capital Requirement has occurred and such breach has not been remedied within a period of three months from the date on which the breach was first observed. The conversion price was set at EUR 2.994 per common share and will be adjusted upon occurrence of dilutive events like stock splits, extraordinary dividends or stock dividends, rights issues and others. A reduction of the conversion price will result in an increase in the number of common shares to be issued.
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

Aegon Annual Report on Form 20-F 2021

Additional information Compliance with regulations

Compliance with regulations
Iran Threat Reduction and Syria Human Rights Act
Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 requires Aegon to disclose whether Aegon N.V. or any of its affiliates has engaged during the calendar year in certain activities with U.S.-sanctioned persons, including any transaction or dealing with the Government of Iran that is not conducted pursuant to a specific authorization of the U.S. government. The amounts in this section are reported in EUR 1 or GBP 1.
In the UK and the Netherlands, Aegon maintained a limited number of plans that are reportable under Section 219.
The non-US
based subsidiaries of Aegon N.V. do operate in compliance with applicable laws and regulations of the jurisdictions where they conduct business.
Aegon UK has six UK resident customers who have one active Individual Pension Plan (IPP). Three of these customers received contributions into their plans in 2021 as employees of a UK-based
British registered charity that appears on the Specially Designated Nationals (SDN) List with the identifier Specially Designated Global Terrorist (SDGT); the charity made contributions to the pensions. Three of these customers had previously received contributions into their plans as employees of the same entity prior to 2021 and Aegon now deem these three customers are no longer employed by the entity. Aegon do not hold a direct relationship with this charity, the customers are not SDNs; the charity does not own, benefit from, or have control over the pensions. All payments have been paid in UK Pounds from a UK bank account. The pensions are managed in line with applicable legislation and regulation in the UK and the charity is not subject to sanctions in the UK or EU. The relationships are under close ongoing review. IPP #1 has a value of GBP 21,174 as at February 8, 2022, and regular monthly contributions of GBP 69.41 was received into this policy until the last payment on 03/06/2021. IPP #2 has a value of GBP 8,701 as at February 8, 2022, and regular monthly contributions of GBP 18.61 are being received. IPP #3 has a value of GBP 323,617 as at February 8, 2022, and regular monthly contributions of GBP 527.91 are being received. IPP #4 has a value of GBP 15,353 as at February 8, 2022, and no further contributions are being received. IPP #5 has a value of GBP 66,348 as at February 8, 2022, and no further contributions are being received. IPP #6 has a current value of GBP 14,479 as at February 8. 2022, and no further contributions are being received. The related annual net profit arising from these contracts, which is difficult to calculate with precision, is estimated to be no greater than GBP 13,490.
In the Netherlands, Aegon Levensverzekering N.V. has two Dutch resident customers who were subjects to US sanctions – up until May 2021 – and for whom active IPP (both individuals) and one individual life investment (one of the individuals) linked insurance policy are held. These persons were listed on the Foreign Sanctions Evaders List (‘FSE List’) with regards to Syria and were listed on the SDN and Blocked Persons List. The FSE List includes persons sanctioned pursuant to E.O. 13608 and are identified with the program tag
[FSE-SY].
The customers are not and have not been subjects to sanctions in the Netherlands or EU.
IPP #1 is a lifelong annuity plan which starts at the retirement age of 65 (January 2023). The annual pensions’ benefits as of January 1, 2023, for this policy will be EUR 560.64 gross per year. The contribution into this policy ended in the 1980’s. The related annual net profit arising from this contract is negligible.
The same individual holds an individual life investment linked to an insurance policy with a value of EUR 92.712,43 as of January 1, 2022, and regular monthly contributions of EUR 198.60 are being received; all contributions have been paid in Euros from a Dutch bank account. The policy is managed in line with applicable legislation and regulation in the Netherlands; the individual is not and has not been subject to sanctions in the Netherlands or EU. The end date of this policy is February 1, 2023. The related annual net profit arising from this contract, which is difficult to calculate with precision, is estimated to be EUR 500 per year.
IPP #2 is an active (payout phase) pension plan consisting of 1) an old age pension plan with a gross benefit of EUR 11.003 per year and 2) a purchased pension of EUR 219.068,32 total, coming down to a gross amount of EUR 13.669,08 on a yearly basis. Due to a divorce, benefits of the 2nd, purchased pension plan have been reduced to EUR 6.844,13 gross. The payout phase has been reached as per April 1, 2021. All payments have been performed in Euros to a Dutch bank account.”

Aegon Annual Report on Form 20-F 2021

Additional information Property, plant and equipment

Property, plant and equipment
Aegon owns 9 offices located in Cedar Rapids, United States with a total square footage of 0.9 million. Aegon also leases space for various offices located throughout the United States under long-term leases with a total square footage of 0.7 million. Aegon’s principal offices in the United States are located in Denver, CO; Cedar Rapids, IA; Johns Creek, GA; Baltimore, MD; Harrison, NY, and Plano, TX.
Other principal offices owned by Aegon are located in The Hague and Groningen, The Netherlands, and Budapest, Hungary. Aegon owns its headquarters and leases other offices in the Netherlands (Amsterdam, Leeuwarden and Zaandam), in the United Kingdom and in Spain under long-term leases. Aegon believes that its properties are adequate to meet its current needs.

Aegon Annual Report on Form 20-F 2021

Additional information Compliance with regulations

Employees and labor relations
A break-down of the number of employees by segments is provided below:

	2021	2020	2019

Americas	7,675	7,960	8,570

The Netherlands	3,855	3,930	3,998

United Kingdom	2,476	2,307	2,261

International	6,590	6,598	7,393

Asset Management	1,675	1,527	1,535

	22,271	22,322	23,757

Of which Aegon’s share of employees in joint ventures and associates	4,228	4,193	5,162
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
See note 14 Commissions and expenses of the Notes to the consolidated financial statements of this Annual Report on Form
20-F
for details on employee expenses.

Aegon Annual Report on Form 20-F 2021

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

Aegon Annual Report on Form 20-F 2021

Additional information The offer and listing

The offer and listing
The principal market for Aegon’s common shares is Euronext Amsterdam, where they are listed under the symbol ‘AGN’.
Aegon’s common shares are also listed on NYSE New York under the symbol ‘AEG’. Aegon’s common shares B are not listed to trade on any securities market.
On Euronext Amsterdam, only Euronext registered shares may be traded. On NYSE, only New York Registry Shares may be traded.

Aegon Annual Report on Form 20-F 2021

Additional information Memorandum and Articles of Association

Memorandum and Articles of Association
Aegon is registered under number 27076669 in the Commercial Register of the Chamber of Commerce and Industries for Haaglanden, The Hague, the Netherlands.
Certain provisions of Aegon’s current Articles of Association are discussed below.
Objects and purposes

♦	The objects of Aegon are to incorporate, acquire and alienate shares and interests in, to finance and grant security for commitments of, to enter into general business relationships with, and to manage and grant services to legal entities and other entities, in particular those involved in the insurance business, and to do all that is connected therewith or which may be conducive thereto, all to be interpreted in the broadest sense; and
♦	In achieving the aforesaid objects due regard shall be taken, within the scope of sound business operations, to provide fair safeguards for the interests of all the parties directly or indirectly involved in Aegon.
Provisions related to directors
For information with respect to provisions in the Articles of Association relating to members of the Supervisory Board and Executive Board, refer to the Governance section (see pages
32-35).
Description of Aegon’s capital stock
Aegon has two types of shares: common shares (par value EUR 0.12) and common shares B (par value EUR 0.12).
Common characteristics of the common shares and common shares B

♦	All shares are in registered form;
♦	All shares have dividend rights except for those shares (if any) held by Aegon as treasury stock. Dividends which have not been claimed within five years lapse to Aegon;
♦	Each currently outstanding share is entitled to one vote except for shares held by Aegon as treasury stock. There are no upward restrictions;
♦	However, under normal circumstances, i.e. except in the event of a Special Cause, based on the Voting Rights Agreement, Vereniging Aegon will not be able to exercise more votes than is proportionate to the financial rights represented by its shares. This means that in the absence of a Special Cause, Vereniging Aegon may cast one vote for every common share it holds and one vote only for every 40 common shares B it holds. As Special Cause qualifies the acquisition of a 15% interest in Aegon N.V., a tender offer for Aegon N.V. shares or a proposed business combination by any person or group of persons, whether individually or as a group, other than in a transaction approved by the Executive Board and the Supervisory Board. If, in its sole discretion, Vereniging Aegon determines that a Special Cause has occurred, Vereniging Aegon will notify the General Meeting of Shareholders and retain its right to exercise the full voting power of one vote per common share B for a limited period of six months;
♦	All shares have the right to participate in Aegon’s net profits. Net profit is the amount of profits after contributions, if any, to a reserve account;
♦	In the event of liquidation, all shares have the right to participate in any remaining balance after settlement of all debts;
♦	The General Meeting of Shareholders may, at the proposal of the Executive Board, as approved by the Supervisory Board, resolve to reduce the outstanding capital either by (i) repurchasing shares and subsequently canceling them, or (ii) by reducing their nominal share value;
♦	There are no sinking fund provisions;
♦	All issued shares are fully paid-up; so, there is no liability for further capital calls; and
♦	There are no provisions discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares.
Differences between common shares and common shares B

♦	The common shares are listed; the common shares B are not listed;
♦	The financial rights attaching to a common share B are one-fortieth (1/40th) of the financial rights attaching to a common share; and
♦	A repayment on common shares B needs approval of the holders of common shares B.
♦	A transfer of common shares B requires approval of the Supervisory Board of Aegon N.V..

Aegon Annual Report on Form 20-F 2021

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
Material differences between Dutch law and US company law with respect to the items above
Reference is made to the paragraph ‘Differences between Dutch and US company laws’ included in the section Differences between Dutch and US company laws of this Annual Report (see page 349).
Special conditions governing changes in the capital
There are no conditions more stringent than what is required by law.

Aegon Annual Report on Form 20-F 2021

Additional information Differences between Dutch and US company laws

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

Aegon Annual Report on Form 20-F 2021

Additional information Material contracts

Material contracts
There are no material contracts.
Exchange controls
There are no legislative or other legal provisions currently in force in the Netherlands or arising under Aegon’s Articles of Association restricting payments to holders of Aegon’s securities that are not resident in the Netherlands. Cash dividends payable in euros on Aegon’s common shares may be officially transferred from the Netherlands and converted into any other convertible currency.
There are no legislative or other legal provisions currently in force in the Netherlands or arising under Aegon’s Articles of Association restricting the import or export of capital, including the availability of cash and cash equivalents for use by the company’s group.
On February 24, 2022, Russia attacked Ukraine and started a war, which caused a humanitarian crisis as well as global financial market and economic turbulence. At the date of this report the depth and length of this war is unknown, and the situation is changing rapidly from day to day. The EU, of which the Netherlands is a member, as well as the Netherlands imposed and/or may impose further sanctions on Russia, Russian entities, Russian nationals and/or inhabitants of Russia as well on countries, companies, organizations and/or individuals that collaborate with Russia, Russian entities, Russian nationals and/or inhabitants of Russia. These sanctions could make it difficult for those sanctioned to obtain access to the capital markets and to import or export capital from Russia and/or its collaborators.

Aegon Annual Report on Form 20-F 2021

Additional information United States tax consequences to holders of shares

United States tax consequences to holders of shares
Introduction
This section describes certain US Federal income tax consequences to beneficial holders of common shares that are held as capital assets, including certain Dutch withholding tax considerations. This section does not address all US Federal income tax matters that may be relevant to a particular holder. Each investor should consult their tax advisor with respect to the tax consequences of an investment in the common shares. This section does not address tax considerations for holders of common shares subject to special tax rules including, without limitation, the following:
♦	Financial institutions;
♦	Insurance companies;
♦	Dealers or traders in securities or currencies;
♦	Tax-exempt entities;
♦	Regulated investment companies;
♦	Persons that at any time hold the common shares as part of a ’hedging’ or ‘conversion’ transaction or as a position in a ’straddle’ or as part of a ’synthetic security’ or other integrated transaction for US Federal income tax purposes;
♦	US expatriates and former citizens or former residents of the United States;
♦	Persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement;
♦	Holders that own (or are deemed to own for US Federal income tax purposes) 10% or more of the voting shares of Aegon;
♦	Partnerships, or arrangements treated as partnerships for US tax purposes, or pass-through entities or persons who hold common shares through partnerships or other pass-through entities; and
♦	Holders that have a ’functional currency’ other than the US dollar.
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
For the purposes of this section, a ‘US holder’ is a beneficial owner of common shares that is, for US Federal income tax purposes:
♦	A citizen or individual resident of the United States;
♦	A corporation created or organized in or under the laws of the United States or any state of the United States (including the District of Columbia);
♦	An estate, the income of which is subject to US Federal income taxation regardless of its source;
♦	A trust, if a court within the United States is able to exercise primary supervision over its administration and one or more US persons have the authority to control all of the substantial decisions of such trust.
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
Aegon is required to withhold 15% Dutch dividend withholding tax in respect of the gross dividends paid on its common shares. In the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965), dividends are defined as the proceeds from shares, which include:
♦	Direct or indirect distributions of profit, regardless of their name or form.
♦	Liquidation proceeds, proceeds on redemption of Aegon common shares and, as a rule, the consideration for the repurchase of its own common shares by Aegon in excess of the average paid-in
capital recognized for Dutch dividend withholding tax purposes, unless a particular statutory exemption applies.

Aegon Annual Report on Form 20-F 2021

Additional information United States tax consequences to holders of shares

♦	The nominal value of new common shares issued to a holder of Aegon common shares or an increase of the nominal value of Aegon common shares, except insofar as the (increase in the) nominal value of Aegon common shares is funded out of its paid-in
capital as recognized for Dutch dividend withholding tax purposes.
♦	Partial repayments of
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
Beneficial owner
A recipient of proceeds from Aegon common shares will not be entitled to any exemption, reduction, refund or credit of Dutch dividend withholding tax if such recipient is not considered to be the beneficial owner of such proceeds. The recipient will not be considered the beneficial owner of these proceeds, if, in connection with such proceeds, the recipient has paid a consideration as part of a series of transactions in respect of which it is likely:
♦	That the proceeds have in whole or in part accumulated, directly or indirectly, to a person or legal entity that would: (i) as opposed to the recipient paying the consideration, not be entitled to an exemption from dividend withholding tax; or (ii) in comparison to the recipient paying the consideration, to a lesser extent be entitled to a reduction or refund of dividend withholding tax; and
♦	That such person or legal entity has, directly or indirectly, retained or acquired an interest in Aegon common shares or in profit sharing certificates or loans, comparable to the interest it had in similar instruments prior to the series of transactions being initiated.
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
Certain ‘qualified dividend income’ received by certain
non-corporate
US holders may be taxed at a reduced tax rate under current law. Only dividends received from US corporations or from a ’qualified foreign corporation’ and on shares held by a non-corporate
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
In addition, US holders receiving dividends may be subject to a net investment income tax (NIIT). The NIIT is an additional tax on the lesser of net investment income or the amount of modified adjusted gross income (MAGI) that is over a threshold amount based on filing status. Each US holder should consult their tax advisor regarding applicability of the NIIT.
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

Aegon Annual Report on Form 20-F 2021

Additional information United States tax consequences to holders of shares

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
In addition, US holders with capital gains may be subject to a NIIT. The NIIT is an additional tax on the lesser of net investment income or the amount that is over a threshold amount based on filing status. Each US holder should consult their tax advisor regarding applicability of the NIIT.
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

Aegon Annual Report on Form 20-F 2021

Additional information United States tax consequences to holders of shares

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

Aegon Annual Report on Form 20-F 2021

Additional information Principal accountant fees and services

Principal accountant fees and services
PricewaterhouseCoopers Accountants N.V. (PwC) has served as Aegon’s independent public accountant for each of the years in the two-year period ended December 31, 2021, for which audited financial statements appear in this Annual Report.
The following table presents the aggregate fees for services rendered by PwC in 2021 and 2020.
Independent public accountant fees

in EUR million	2021	2020

Audit	31	34

Audit-related	3	5

Tax	-	-

Other	-	-

	35	40
Audit fees consist of fees billed for the annual financial statements audit (including quarterly reviews), subsidiary audits, equity investment audits and other procedures required to be performed by the independent auditor to be able to form an opinion on Aegon’s consolidated financial statements. These other procedures include information systems and procedural reviews and testing performed in order to understand and place reliance on the systems of internal control, and consultations relating to the audit or quarterly review. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include statutory audits or financial audits for subsidiaries or affiliates of the Company and services associated with SEC registration statements, periodic reports and other documents filed with the SEC or other documents issued in connection with securities offerings.
Audit-related services include, among others, assurance services to report on internal controls for third parties, due diligence services pertaining to potential business acquisitions/dispositions; discussions, review and testing of certain information related to the adoption of new accounting standards impacting future periods, financial reporting or disclosure matters not classified as ‘Audit services’; financial audits of employee benefit plans; and agreed-upon or expanded audit procedures related to accounting and/or billing records required to respond to or comply with financial, accounting or regulatory reporting matters.
Audit Committee pre-approval policies and procedures
Aegon’s Audit Committee is responsible, among other matters, for the oversight of the external auditor. The Audit Committee has adopted a policy regarding pre-approval of audit and permissible non-audit services provided by Aegon’s independent auditors (the Pre-approval Policy).
Under the Pre-approval Policy, proposed services either:

♦	May be pre-approved by the Audit Committee without consideration of specific case-by-case services (general pre-approval); or

♦	Require the specific pre-approval of the Audit Committee (specific pre-approval). Appendices to the Pre-approval Policy (that are adopted each year) set out the audit, audit-related, tax and other services that have received general pre-approval of the Audit Committee. All other audit, audit-related, tax and other services must receive specific pre-approval from the Audit Committee.
For the period 2020 to 2021, all services provided to Aegon by its independent public accountant were pre-approved by the Audit Committee in accordance with the Pre-approval Policy.

Aegon Annual Report on Form 20-F 2021

Additional information Purchases of equity securities by the issuer and affiliated purchasers

Purchases of equity securities by the issuer and affiliated purchasers

Period	Total number of shares purchased 1)	Average price paid per share in EUR	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs at end of month

January 1 - 31, 2021	-	-	-	-

February 1 - 28, 2021	-	-	-	-

March 1 - 31, 2021	-	-	-	-

April 1 - 30, 2021	-	-	-	-

May 1 - 31, 2021	-	-	-	-

June 1 - 30, 2021	-	-	-	-

July 1 - 31, 2021 2)	20,989,001	3.52	20,989,001	35,933,035

August 1 - 31, 2021	14,944,034	3.96	14,944,034	-

September 1 - 30, 2021 3)	-	-	-	21,531,927

October 1 - 31, 2021	21,531,927	4.46	21,531,927	-

November 1 - 30, 2021	-	-	-	-

December 1 - 31, 2021	-	-	-	-

Total	57,464,962		57,464,962

1
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

2
Share purchase program to neutralize impact of 2020 final stock dividend and share based-variable compensation plans announced on July 7, 2021. Between July 8, 2021 and August 20, 2021 common shares for an amount of EUR 133 million were repurchased. A total of 35,933,035 common shares were repurchased, at an average price of EUR 3.7013 per share.

3
Share purchase program to neutralize impact of 2021 interim stock dividend announced on September 17, 2021. Between October 1, 2021 and October 26, 2021 common shares for an amount of EUR 96 million were repurchased. A total of 21,531,927 common shares were repurchased at an average price of EUR 4.46 per share.

Aegon Annual Report on Form 20-F 2021

Non-financial information 2021

358 Basis of preparation
358 Reporting process for non-financial data
358 Reporting scope
358 Defining content

360 Integration and monitoring
360 Key performance indicators
361 Policies and procedures

365 Regulation
365 EU Non-Financial Reporting Directive (NFRD)
367 EU Taxonomy Regulation

371 Frameworks and initiatives
371 Reporting standards (<IR> Framework)
372 Global initiatives (UNGC, SDGs, TCFD)
387 Sector-specific initiatives (PSI, IRBC)

390 Value created
390 Customers
391 Employees
394 Business partners
395 Investors
396 Society

401 External recognition

402 Disclaimer
404 Contact

About Aegon
Governance and risk management
Financial information
Non-financial information

Aegon Integrated Annual Report 2021 **357**

Non-financial information 2021 350 Basis of preparation 350 Reporting process for non-financial data 350 Reporting scope 350 Defining content 352 Integration and monitoring 352 Key performance indicators 353 Policies and procedures 357 Regulation 357 EU Non-Financial Reporting Directive (NFRD) 359 EU Taxonomy Regulation 363 Frameworks and initiatives 363 Reporting standards (<IR> Framework) 364 Global initiatives (UNGC, SDGs, TCFD) 379 Sector-specific initiatives (PSI, IRBC) 382 Value created 382 Customers 383 Employees 386 Business partners 387 Investors 388 Society 393 External recognition 394 Disclaimer 396 Contact Aegon Integrated Annual Report 2021 349

Basis of preparation

Basis of preparation
This Integrated Annual Report (IAR) is prepared in accordance with the International Financial Reporting Standards (IFRS), as adopted by the European Union, as well as the Integrated Reporting Framework (<IR> Framework) of the International Integrated Reporting Council (IIRC). Aegon has used the <IR> Framework since 2014.
Introduction
This
non-financial
information section is specifically designed to evidence and support Aegon’s overarching approach to sustainable value creation. Our value creation approach is introduced in detail under the section ‘Aegon in 2021/ Our strategy and value creation’ (pages
16-34).
We use the six capitals (financial, manufactured, intellectual, human, social and relationship, and natural) as defined by the <IR> Framework to communicate how our strategy, governance, and performance create and protect value in the short, medium, and long term for our key stakeholder groups. Accordingly, the section ‘Value Created’ (page 382) is organized based on the value Aegon creates for its main stakeholder groups, namely its customers, employees, business partners, investors and society.
This
non-financial
information part of the IAR also contains information related to our commitments to various global and sector-specific sustainability initiatives such as the UN Global Compact (UNGC), the UN Sustainable Development Goals (SDGs), the Task Force on Climate-related Financial Disclosures (TCFD), and the UN Principles for Sustainable Insurance (PSI), as well as information required by regulatory authorities such as the EU
Non-Financial
Reporting Directive (NFRD) and the EU Taxonomy Regulation.
Reporting process for
non-financial
data
The
non-financial
metrics detailed in this section of the IAR cover the full calendar year 2021, unless otherwise stated. Explanatory notes and definitions are provided as footnotes to the accompanying stakeholder tables under the section ‘Value created’ (page 382).
The aggregated data has been reviewed by dedicated subject matter experts at Aegon and approved by Aegon’s Management and Supervisory Boards before publication.
The
non-financial
information in this report has not been subject to external audit or review.
In 2021, Aegon initiated a process to enhance its sustainability reporting, with the aim to ensure Aegon’s ability to adapt to changing mandatory and voluntary reporting requirements.

This entails integrating financial and
non-financial
data collection and reporting processes to leverage the expertise of the Group Finance function. This will ensure our readiness for limited assurance on non-financial
reporting as required from 2023 under the forthcoming Corporate Sustainability Reporting Directive (CSRD) of the European Union. For more information on CSRD, please refer to section ‘Regulation and compliance’ (pages
357-362).
Reporting scope
The scope of
non-financial
data reported in this section is all entities over which Aegon has management control. Divested businesses (of which closings are finalized by year end), or joint ventures and associates are excluded from the scope unless otherwise stated. The table ‘Reporting scope by operating segment’ provides an overview of the scope of non-financial
data included in this section of the report, for each of our operating segments. In some cases, the scope does not apply to certain operating segments, and this is indicated in the table.
While the data presented covers the operating segments illustrated in the table below, the data collection for our ‘Operational footprint’ focuses on our largest operations, namely in the United States, the Netherlands, and the United Kingdom. Based on this data (which covers approximately 81% of our employees), by means of extrapolation, we report on our operational footprint covering all our operating segments.
Defining content
This section of the IAR contains
non-financial
information that is deemed important either to Aegon’s stakeholders or to Aegon. To determine the content that is disclosed in this section of the IAR, Aegon applies the principle of ‘materiality’. The <IR> Framework defines materiality as “A matter is material if it could substantively affect the organization’s ability to create value in the short, medium or long term”.
Non-financial
information disclosed in this section of the report focuses on information related to topics Aegon believes have, or will have, a significant long-term impact on its profitability, operations, strategy, reputation, brand, customer loyalty and recruitment; and as well as on the environment and society at large. In determining materiality, we take into account numerous wide-ranging factors of significance for Aegon and its stakeholders. Another input for identifying material topics are the stakeholder expectations raised through various communication channels. Moreover, we take into account topics that have gained prominence in the reporting year as well as material environment, social and governance (ESG) topics that we disclose to various sustainability performance benchmarks (page 393).

Aegon Integrated Annual Report 2021

Basis of preparation

Reporting scope by operating segment

Indicator topics by stakeholder	Operating segment

Customers

Number of customers	●	●	●	●	●	–

Customer satisfaction	●	●	●	¡	–	–

Complaints	●	●	●	●	–	–

Fines and settlements	●	●	●	●	●	●

Claims, benefits and plan withdrawals	●	●	●	●	●	–

Employees

Workforce	●	●	●	●	●	●

Inclusion and diversity	●	●	●	●	●	●

Recruitment and retention	●	●	●	●	●	●

Health and safety	●	●	●	●	●	●

Training and development	●	●	●	●	●	●

Employee engagement	●	●	●	●	●	●

Remuneration	●	●	●	●	●	●

Business partners

Brokers and intermediaries	●	●	●	●	●	–

Reinsurers	●	●	●	●	●	–

Goods and services	●	●	●	¡	●	●

Investors

Corporate governance	●	●	●	●	●	●

Financial returns	¡	¡	¡	¡	¡	●

Society

Responsible investment	●	●	●	●	●	●

Investment footprint	●	●	●	●	●	–

Tax transparency	●	●	●	●	●	●

Community investment	●	●	●	●	●	●

Compliance	●	●	●	●	●	●

Operational footprint	●	●	●	●	●	●

●	reported

¡	not reported

–	not applicable

For each topic listed in the table above, we have identified a number of underlying and supporting non-financial
indicators.

The tables under the section ‘Value Created’ (page 382) provide our performance data related to these topics, broken down by the relevant non-financial
indicator.

Aegon Integrated Annual Report 2021

Integration and monitoring

Integration and monitoring

As introduced in ‘Our strategy and value creation’ (page 16), in 2021 we took steps to further embed sustainability as a central pillar within our company strategy. Guided by our purpose, we aim to create long-term value for our stakeholders through the integration of sustainability in our strategy. We have identified climate change and inclusion and diversity as two strategic sustainability priorities that are particularly critical issues, and they will guide our sustainability agenda in the years to come.
Key performance indicators
In line with our company strategy, we have identified key performance indicators to measure our non-financial
performance, two of which align directly with the priority themes.

Key performance indicators	Stakeholder group supported	Description and purpose
Customer Satisfaction 1)	Customers	To ensure customer satisfaction in each of our core markets (measured in NPS) is in line with or above the average of those of our peers.

Employee Engagement 2)	Employees	To ensure a 70% employee engagement score for 2022, measured through our Global Employee Survey.

Gender Diversity 3)	Employees	To ensure 36% female representation amongst our senior management for 2022.

Net-Zero Emissions 4)	Society	To ensure at least 25% reduction in weighted average carbon intensity of our corporate fixed income and listed equity investments by 2025.

1
Customer satisfaction is measured in benchmarked Net Promoter Score
(SM)
(NPS
®
), and is based on the question: ‘How likely are you to recommend Aegon/Transamerica to a friend or colleague?” It is a single, easy-to-understand
metric that predicts overall company growth and customer lifetime value. Customers answer based on a
0-10
scale, where those answering 9 or 10 are deemed ‘promoters’, those answering 7 or 8 are ‘passive’, and 6 to 0 are ‘detractors’. NPS is calculated by subtracting the percentage of detractors from the percentage of promoters. On an annual basis, we measure the NPS of our core markets (the Netherlands, the United Kingdom, and the United States) and compare findings against peers in each local market. To achieve this, each core market worked with local research experts who specialize in NPS benchmarking:

♦	NL: In partnership with Ipsos, the aggregated gap to market average score has been calculated as a weighted average of the gaps to market average of the various lines of business in active markets in the Netherlands. Weights are based on the number of contracts in each business line.
♦	UK: In partnership with Respondi, the required market sample size was obtained from a group of panel participants. The Aegon score was taken from Aegon UK’s own NPS survey using the same questionnaire. The gap to market score is calculated as the difference between the Aegon NPS and the average NPS of all active brands in the market as established by the external research partner.
♦	US: In partnership with Qualtrics, the required sample size was collected through an external consumer panel for both the Life and Retirement businesses. The aggregated gap to market average is calculated by weighting the gaps to market average for Life and Retirement. Weights are based on the number of contracts for each product.
With regards to the definition of “peers” for each core market:
♦	In the Netherlands, the competitive set used per line of business for the survey consisted of 25 brands (life), 37 brands (pension schemes), 22 brands (savings), 30 brands (P&C), 27 brands (mortgages)
♦	In the UK, the competitive set used for the survey consisted of 10 brands (pension providing peers)
♦	In the United States the competitive set per line of business used for the survey consisted of 25 brands (life) and 19 brands (retirement)
2	Employee engagement is measured on a five-point scale (strongly disagree to strongly agree), and it is the average score of four statements:
♦	“The company motivates me to go beyond expectations”
♦	“I am proud to work for this company”
♦	“I see myself still working at this company in two years’ time”
♦	“I would recommend this company as a great place to work”
All employees, including those in joint ventures, participate on a voluntary basis. New hires employed for under three months do not participate. In 2021, three engagement surveys were conducted throughout the year (Q1, Q2 and Q3), where the participation rate for the most recent one was 77%.
3	In this context, senior management includes our Management Board and extends up to two levels below the Management Board (depending on the number of employees in each business or country unit).
4
Aegon will set targets on its General Account investments in line with membership requirements of the
Net-Zero
Asset Owner Alliance, following five-year increments of increasing ambition toward achieving net-zero
greenhouse gas emissions by 2050. For details on the methodology used, please see our TCFD disclosure (Methodology) on page 378.

Aegon Integrated Annual Report 2021

Integration and monitoring

Policies and procedures
As a company, Aegon is committed to doing business responsibly. We have internal policies, procedures and frameworks setting out how decisions should be made in areas such as procurement, investment, tax, product development, remuneration and information security. Aegon also has a Code of Conduct, which applies to all employees worldwide. The aim of these policies and procedures is to protect stakeholders by ensuring we are aware of all relevant financial and non-financial
factors in our decision-making. We monitor implementation and take remedial action where necessary to ensure full compliance.
The Aegon website includes a dedicated library for our
ESG policies
. The following table demonstrates the incorporation of sustainability themes into Aegon’s decision-making processes through specific policies and statements, and provides an overview of the outcomes and our performance against the indicators underpinning them.
The following table shows how various sustainability topics are incorporated into Aegon’s decision-making processes, as well as relevant policies and statements and the outcomes as a result of the actions taken.

Topics	Policy / Statement	Indicators (used to monitor compliance and/or outcomes)	Outcome / Performance 2021

Business conduct and ethics	Code of Conduct

Externally published document prescribing a mandatory set of conditions for how Aegon employees should conduct business, comply with all applicable laws and regulations, and exercise sound judgment in reaching ethical business decisions in the long-term interests of our stakeholders. Training on the Code of Conduct is mandatory for all employees). Aegon also has the Speak Up program, allowing employees and third parties to report suspected illegal or unethical behavior in confidence.

●
•
Total number of incidents of fraud involving employees, intermediaries, and third parties
•

●
  Significant fines (in excess of EUR 100,000) to address cases of mis-selling.

●
  Proportion of employees completing mandatory training on the Code of Conduct.

●
  Incidents of possible fraud involving employees, intermediaries and third parties: 889 (2020: 4,014).

●
  No significant fines were imposed (2020: EUR 8.2 million).

●
  98% of employees completed mandatory Code of Conduct training (2020: 97%).
1)

Anti-Bribery & Corruption
	In addition to the Code of Conduct, Aegon has internal, globally applicable policies addressing the prevention of financial crime (fraud, money laundering, economic sanctions), including our dedicated Anti-Bribery and Corruption policy.	● Policy attestation for Anti-Bribery and Corruption policy	● 87% compliance with Aegon Anti-Bribery and Corruption Policy (2020: 86%). 2)
Conflict of Interest
	In addition to the Code of Conduct, Aegon has internal, globally applicable policies addressing the prevention of financial crime (fraud, money laundering, economic sanctions), including our dedicated Conflict of Interest policy.	● Policy attestation for Conflict of Interest policy	● 98% compliance with Conflict of Interest Policy (2020: 86%). 2)
Community investment	Charitable Donations Standards
Externally published set of standards covering Aegon’s objectives with regard to community investment, including key themes (‘financial security and education’ and ‘well-being and longevity’), selection criteria, governance and approval. The Standards also detail Aegon’s contribution to humanitarian aid.
●
  Cash donations to charities and other good causes.

●
  Allocation of more than 50% of annual cash donations to the key themes.

●
  Employee volunteering time for to charities and other good causes.

●
  Total value of community investment

●
  Cash donations totaled EUR 9.4 million (2020: EUR 9.5 million).

●
  Proportion of cash donations to priority areas amounted to 81% (2020: 92%).

●
  Volunteering totaled 6,806 hours with a value of EUR 0.3 million (2020: 4,399 hours with a value of EUR 0.2 million).
•

●
  Total value of community investment amounted to EUR 9.7 million and 0.6% of our net result (2020: EUR 9.7 million and 17.6% of our net result).

1	A rate of (mandatory) completion less than 100% reflects new hires and legitimate circumstances where employees have not yet been through the annual cycle.
2
Prior to 2021, compliance with Aegon anti-bribery and corruption policies was expressed as combined metric of the separate Aegon Conflict of Interest and Aegon Gift & Entertainment policies. The latter has since been incorporated into a new unified Aegon Anti-bribery and Corruption policy. As such, there is not a complete like-for-like
comparison of 2021 performance with previous years. Compliance with the Aegon Conflict of Interest is now reported separately as a distinct item, backdated to 2019 on a like-for-like
basis.

Aegon Integrated Annual Report 2021

Integration and monitoring

Topics	Policy / Statement	Indicators (used to monitor compliance and/or outcomes)	Outcome /Performance 2021

Data protection	Global Information Security Policy

Internal policy overseen by the Global Chief Information Security Officer, setting out the company’s approach to cyberthreats and data protection. The policy applies to all Aegon businesses worldwide (including all units, entities or joint ventures where Aegon has operational control) and is supported by mandatory training in data and cyber security.
●
  Maintenance of an internal IT Control Framework, and action items to address gaps in performance are documented and monitored.
•

●
  The internal IT Control Framework is regularly mapped and updated to embed new and updated market standards.

●
  Periodic attestation to the internal IT Control Framework, with certain exceptions as applicable by country unit, for among other reasons adequate implementation timelines.

●
  Institutions such as Aegon will continue to remain subject to information security attacks. To Aegon’s knowledge, the cyber-security attacks and events it experienced in 2021 were not material in nature.

Inclusion and Diversity
Statement on Inclusion & Diversity

Externally published statement setting out Aegon’s approach to inclusion and diversity to creating an environment where our employees can bring their authentic selves to work. The statement incorporates our commitment to enabling this through our actions and inclusive policies. The statement applies to all Aegon businesses worldwide.

Aegon UK also publishes its annual
Gender Pay Gap Report
as required by the UK Equality Act 2010 (Gender Pay Gap Information) Regulations 2017.

●
  Balanced representation of women in senior management.
•

●
  Balanced representation of women across Aegon’s workforce.

●
  Employee perception of key themes from the Statement are also tracked in the Global Employee Survey.

●
  Against a target of 34% for 2021, women accounted for 34% of Aegon’s senior management (2020: 32%)
•

●
  Women accounted for 50% of Aegon’s workforce (2020: 50%)
•

●
  New benchmark set in 2021, based on updated question sets in the Survey. On ‘Openness & Inclusion’ 74% of participants scored favorably, and on ‘Diversity & Equity’ 72% of particpants scored favorably.

Environment
Environmental Policy

Externally published policy outlining how Aegon seeks to minimize the negative impacts of its direct business operations on the environment whilst maximizing opportunities for performance improvement.
1)
● Commits Aegon to using renewable or sustainable sources of energy where possible.

●
  Fuel (gas) consumption: 27,288 MWh (2019: 30,002 MWh)

●
  Electricity consumption: 49,863 MWh (2019: 83,249 MWh)

●
  Proportion of renewable electricity consumption: 99% (2019: 98%)

●
  Renewable electricity generated
on-site
24 MWh (2019: 28 MWh)

●
  Renewable energy as a proportion of total energy consumption: 64% (2019: 72%)

● Commits Aegon to assessing the impact of air travel.
●
  Total distance traveled: 16,3 million km (2019: 103.4 million km)

●
  Travel class as proportion of total distance: Economy 87%, Premium 13%

●
  Route type as proportion of total distance: <500km 3%, >500km 97%

		● Commits Aegon, to annually reporting environmental impacts and activities and monitoring progress against targets.	● Total (gross / location-based) GHG emissions 24,024 metric tons (2019: 52,536 metric tons). ● Reduction in total (gross / location-based) GHG emissions on 2019 target baseline: 54%

1
In line with the
net-zero
commitment announced in November 2021, Aegon has set a supporting GHG reduction target to reduce the carbon footprint of its operational activities by 25% by 2025. While some of these reductions can be traced to our initiatives to stimulate hybrid working – there has also been a temporary benefit from fewer employees in the office due to the
COVID-19
pandemic, which we expect to reverse over time.

Aegon Integrated Annual Report 2021

Integration and monitoring

Topics	Policy / Statement	Indicators (used to monitor compliance and/or outcomes)	Outcome /Performance 2021

Human rights
Statement on Human Rights

●
  Externally published statement designed to frame Aegon’s ongoing stewardship of human rights, including both the direct impacts of our daily operations as well as the indirect impacts of our business activities. Based on the UN Declaration of Human Rights, core standards of the International Labor Organization (ILO), and the principles of the UN Global Compact. The statement commits Aegon to upholding international human rights standards at all businesses where the company has sufficient management control and, where possible, to ensure partners uphold the same standards.

●
  Consideration for human rights is built into Aegon’s Responsible Investment Policy, Vendor Code of Conduct and Statement on Inclusion & Diversity. Other company policies also cover aspects of human rights, including:
- Code of Conduct
- Speak Up
- Anti-bribery and corruption
- Conflict of Interest
- Employment Screening
- Anti-money laundering
- Sanctions - Anti-fraud
- Distribution Risk management
- Third Party Risk management
•

●
  Aegon UK also issues a modern slavery statement (in line with the UK government’s 2015 Modern Slavery Act)

●
  Results of Aegon’s biennial global Human Rights Risk Assessment (conducted internally and based on external sources
1)
. The assessment scores Aegon’s countries against a combination of 10 publicly available indicators:
- Civil and political rights
- Corruption
- Human development
- Health coverage
- Business environment
- Illicit economy
- Gender development
- Working conditions
- Rule of law
- Internet inclusion

●
  Our most recent assessment (2020) identified four ‘Aegon’ countries where the operating environment presents a meaningful human rights risk:
- China
- India
- Indonesia
- Turkey

●
  These risks relate essentially to outside political factors. In the United States, the Netherlands and the United Kingdom, Aegon faces little or no significant human rights risk. In Central and Eastern Europe, the environment is potentially more difficult, particularly with regard to corruption. In the Americas, risk is concentrated in Brazil. Again, this relates mainly to corruption.

●
•
For those countries with the highest risk, Aegon has recommended preventative or remedial measures for local management
2)
focusing on indicators where Aegon has the greatest potential to minimize the human rights faced by the company. The aim of these measures is to ensure Aegon’s overall human rights risk remains low.

Investment	Responsible Investment Policy

Externally published policy acting as the basis for how our assets should be managed consistently with our responsible business objectives and relevant laws and governance standards. It is applicable to all of our proprietary assets globally, regardless of country of operation or whether they are managed by Aegon business units or externally. Local business units within Aegon may implement additional mechanisms to further identify, manage and mitigate ESG risks, within the context of local norms and stakeholder expectations.

The policy covers all major asset classes and sets out minimum social and environmental standards for Aegon’s investments that incorporates exclusions in areas including controversial weapons, tobacco, Arctic or oil sands production and transportation and thermal coal.
		● Total investments in responsible investment solutions (RIS)	● Our responsible investment solutions totaled EUR 177.7 billion at the end of 2021 •
● Companies engaged with as part of Aegon’s approach to responsible investment

●
  In 2021, 38% of our engagements addressed corporate governance matters, including corruption, remuneration, and board structure. Social issues addressed included health and well-being (opioids, drug price increases and meat sourcing), and human rights (UN Global Compact principles 1 & 2). Climate change (GHG emission reduction) and pollution were topics most commonly discussed in engagements concerning the environment. Of our engagements related to social themes, 27% of those were related to human rights issues.

The policy also incorporates a commitment to
net-zero
emissions, to ensure the reduction in the weighted average carbon intensity of the company’s investment portfolio is aligned with its net-zero
ambitions.
● Weighted average carbon intensity of the company’s investment portfolio

●
  In 2021, the weighted average carbon intensity of our corporate fixed income and listed equity investments remained flat at 490 metric tons CO
2
e/EURm revenue), no change
on 2019. At the end of 2021, our business units ensured our new commitment was captured in their investment mandates, as a first step towards our net-zero
commitment.

1
The methodology for Aegon’s Human Rights Risk Assessment is derived from the UN Declaration of Human Rights. The assessment uses publicly available data from 10 non-governmental
organizations specializing in human rights and which have a reputation for conducting fair and appropriate assessments. These organizations include Freedom House, Transparency International, UN Development Program, the World Bank and the World Health Organization.

2
These remedial measures include effective access to Speak Up, raising employees’ awareness of human rights risk, ensuring basic healthcare and financial services for employees, suggesting alternative employee representation where there is no independent trade union, ensuring neutrality at times of regime change and enforcing a zero tolerance approach to corruption and discrimination in the workplace.

Aegon Integrated Annual Report 2021

Integration and monitoring

Topics	Policy / Statement	Indicators (used to monitor compliance and/or outcomes)	Outcome / Performance 2021

Procurement
Vendor Code of Conduct

The externally published Vendor Code of Conduct contains the standards for the business relationship between Aegon and its vendors in order to enable Aegon manage the most material business conduct, social and environmental risks (also referred to as sustainability risks) associated with its procurement of goods and services. The code sets the standards for the business relationship between Aegon and its vendors to enable Aegon to manage the most material environ-ment, social and governance (ESG) risks associated with our procurement of goods and services under the following categories:
- Corporate governance
- Human rights
- Labor rights and good health and well-being
- Climate change and biodiversity

Aegon requires its vendors to comply with the Code and assesses the ESG-related performance of those vendors against its standards.
● Top 250 suppliers by spend (in-scope suppliers) scored for ESG performance through the EcoVadis rating platform.

●
  Spend with
‘in-scope’
suppliers comprised 86% of overall procurement spend in 2021 (2020:85%)
•

●
  By the end of 2021, 59% of Aegon’s
‘in-scope’
spend had been assessed for ESG performance through the implementation of the EcoVadis rating platform (2020:56%)

Occupational health and safety
Global Health & Safety Statement

Externally published statement committing Aegon to provide and maintain high health and safety standards across all its business units worldwide, outlining our objectives and expectations.
		● Aim to limit absentee rate to an absolute minimum.	● Employee absenteeism: 1.7% (2020: 1.7%)

Product development
Pricing and Product Development Policy

Internal policy setting out market conduct principles, aimed at ensuring fair treatment of customers and reasonable distribution of returns between customers, intermediaries and shareholders.
		● Policy attestation for terms of Pricing and Product Development Policy	● 97% compliance with Pricing and Product Development Policy (2020: 93%)

Remuneration
Global Remuneration Framework

Internal framework, detailing the company’s approach to pay. The Framework is based on the principle of pay for performance, setting down the principles of governance covering both fixed and variable pay. On variable pay, remuneration for Aegon executives and other senior management is based on both financial and non-financial
performance metrics (including employee engagement and customer loyalty scores).
		● Policy attestation for terms of the Global Remuneration Framework	● 95% compliance with requirements of the Global Remuneration Framework (2020: 95%) 1)

Tax
Global Tax Policy and Principles of Conduct

Externally published policy outlining Aegon’s approach to responsible taxpaying, which seeks to align the long-term interests of all our stakeholders, including customers, employees, business partners, investors, and wider society. Aegon seeks to pay ‘fair taxes’, which means paying the right amount of tax in the right places.
		● Applying global tax reporting standards that support public disclosure of the company’s tax policies and tax contributions on a country-by-country basis.	● Annual Aegon Global Tax Report 2) • ● Total taxes borne by Aegon: EUR381 million (2020:EUR 319 million) • ● Taxes collected on behalf of others: EUR2.41 billion (2020:EUR 2.51 billion)

1	The assessment of compliance against the Global Remuneration Framework was limited to our largest business units only (Aegon NL, Aegon UK and Transamerica).
2	Developed in accordance with the GRI 207: Tax standard of GRI Sustainability Reporting Standards, and which provides Aegon’s tax contributions on a country-by-country basis.

Aegon Integrated Annual Report 2021

Regulation

Regulation
Regulation and compliance
The importance of
non-financial
factors in underpinning long-term financial value creation is widely recognized. This includes the identification and mitigation of aspects of economic activities that erode non-financial
value, as well as the identification of, and capitalization on, opportunities to create value.
Reflecting this understanding, there is a clear and increasing global trend of capital allocation toward economic activities that manage non-financial
value most effectively.
Around the world, governments are passing regulation to drive transparency in the non-financial
value aspects of any given economic activity, for better-informed risk assessment and decision-making in the allocation of financial capital. For example, the EU Sustainable Finance Disclosure Regulation (SFDR) is driving more transparency regarding how financial market participants and financial advisors integrate sustainability risks into their investment decisions or insurance advice. Financial market participants should disclose information on those procedures and descriptions and the impact of sustainability risks on the performance of the financial products. To do so they need sustainability-related information about their investees (companies). This is why the European Union has been developing two other key pieces of legislation, namely the Corporate Sustainability Reporting Directive (CSRD) and the EU Taxonomy. The CSRD and EU Taxonomy aim to ensure that investees report on these topics, so financial institutions can use this information in return. The 2021 reporting year is the first step in the implementation of the EU Taxonomy. For more information on the EU Taxonomy please refer to the section ‘EU Taxonomy Regulation’ on page 359.
EU Non-Financial Reporting Directive (NFRD)
Non-financial
reporting has been a regulatory requirement for Aegon since the implementation of EU Directive 2014/95/ EU on non-financial
reporting, hereafter referred to as the EU
Non-Financial
Reporting Directive, for the 2018 reporting year. The NFRD requirements, applicable to Aegon N.V. are included in article 29a of Directive 2013/34/EU (Accounting Directive). In the Netherlands, article 29a of the Accounting Directive is implemented in Dutch law, on the basis of article 391 of Book 2 of the Dutch Civil Code in the Decree on the contents of the management report (
Besluit inhoud bestuursverslag
), in the Decree on the establishment of further provisions on the content of the Annual Report (
Besluit tot vaststelling van nadere voorschriften omtrent de inhoud van het jaarverslag
) and in the Decree on the publication of
non-financial
information (
Besluit bekendmaking niet-financiële informatie
).
The NFRD requires ‘large companies’ such as Aegon to disclose information regarding the way they operate and manage social and environmental challenges. More specifically, it requires companies to report on social, employee and environmental matters, human rights, bribery and anti-corruption, as well as information on board diversity. Information on board diversity is included in the diversity section of
Aegon’s Corporate Governance Statement
(page 17).
On the basis of the above-mentioned Decrees, Aegon is required to publish non-financial
information in a (consolidated)
non-financial
statement. To this end, the table below details the disclosures required, additionally referencing the corresponding requirement of the NFRD itself and the corresponding requirements in the Dutch decrees.

Aegon Integrated Annual Report 2021

Regulation

EU Non-Financial Reporting Directive (NFRD) requirement 1)	Reference (IAR 2021)	Equivalent requirement under Dutch law 2)
Brief description of company’s business model	Our strategy and value creation (pages 16-34) Value creation (pages 24-25)	Decree non-financial information (article 3.1.a)
Description of the policies relating to environmental matters (including due diligence processes implemented)	Sustainability (page 20-23) Table under ‘Policies and Procedures’ (pages 353-356)
The outcome of these policies

Sustainability (pages
20-23)
Sharing value with our stakeholders (pages
26-32)
Table under ‘Policies and Procedures’ (pages
353-356)
Tables under ‘Value Created’:
Business partners/Goods and services, (page 386)
Society/ Investment footprint, and Operational footprint (pages
388-392)

Decree non-financial information (article 3.1.b)
Description of the policies relating to social and employee matters (including due diligence processes implemented)	Sustainability (pages 20-23) Table under ‘Policies and Procedures’ (pages 353-356)
The outcome of these policies
Sustainability (pages
20-23)
Sharing value with our stakeholders (pages
26-32)
Table under ‘Policies and Procedures’ (pages
353-356)
Tables under ‘Value Created’:
Employees/Inclusion and diversity, Recruitment and retention, Health and safety, Training and development and Engagement (pages
383-385)
Business partners/Goods and services (page 386) Society/Responsible investment, Tax transparency, Community investment (pages
388-392)

Decree non-financial information (article 3.1.b)
Description of policies relating to respect for human rights (including due diligence processes implemented)	Sustainability (pages 20-23) Table under ‘Policies and Procedures’ (pages 353-356)
The outcome of these policies

Table under ‘Policies and Procedures’ (pages
20-23)
Sharing value with our stakeholders (pages
26-32)
Tables under ‘Value Created’:
Employees/Inclusion and diversity, Health and safety, and Engagement (pages
383-385)
Business partners/Goods and services (page 386)
Society/Responsible investment (pages
388-392)

Decree non-financial information (article 3.1.b)
Description of policies relating to anti-corruption and bribery matters (including due diligence processes implemented)	Code of Conduct (page 88) Table under ‘Policies and Procedures’ (pages 353-356)	Decree non-financial information (article 3.1.b)
The outcome of these policies

Sharing value with our stakeholders (pages
26-32)
Table under ‘Policies and Procedures’ (pages
353-356)
Tables under ‘Value Created’:
Business partners/Goods and services (page 386)
Society/Responsible investment, and Compliance (pages
388-392)

Decree non-financial information (article 3.1.b)
Description of the principal risks with regard to environmental, social and employee matters, respect for human rights, and the fight against corruption and bribery; and, how these risks are managed

Our business environment (pages
8-13)
Our purpose (pages
14-15)
Our strategy and value creation (pages
16-34)
Business environment scan (page 10)
Risk management (pages
73-77)
Risk factors Aegon N.V. (pages
326-348)
Task Force on Climate-related Disclosures
(pages
372-378)

Decree non-financial information (article 3.1.c)
Non-financial key performance indicators relating to environmental, social and employee matters, respect for human rights, and the fight against corruption and bribery

Performance in 2021 (pages
33-34)
Sharing value with our stakeholders (pages
26-32)
Table under ‘Policies and Procedures’ (pages
353-356)
Tables under ‘Value Created’:
Employees/Inclusion and diversity, Recruitment and retention, Health and safety, Training and development, and Engagement (pages
383-385)
Business partners/Goods and services (page 386)
Society/Responsible investment, Investment footprint, Tax transparency, Community investment, Compliance, and Operational footprint (pages
388-392)

Decree non-financial information (article 3.1.d)
Diversity of the Management Board and Supervisory Board	Diversity section of Aegon’s Corporate Governance Statement (page 17). Tables under ‘Value Created’: Employees/Inclusion and diversity (pages 383-385) Investors/Corporate Governance (page 387)	Decree content of the management report (article 3a)

1	As included in the EU Accounting Directive
2
The EU
Non-Financial
Reporting Directive was transposed into Dutch law through two decrees relating respectively to non-financial
information and diversity policy (
Besluit bekendmaking niet-financiële informatie/Besluit Bekendmaking diversiteitsbeleid
, included in the
Besluit tot vaststelling nadere voorschriften omtrent de inhoud van het jaarverslag
).

Aegon Integrated Annual Report 2021

Regulation

EU Taxonomy Regulation
The EU Taxonomy Regulation has been adopted by the EU in 2021 and is one of the cornerstones of the EU Action plan on financing sustainable growth. The EU taxonomy is a classification system to define environmentally sustainable economic activities, based on the following criteria:
♦	Substantially contributing to one of the six EU environmental objectives:
- Climate change mitigation
- Climate change adaptation
- Sustainable use and protection of water and marine resources
- Circular economy
- Pollution prevention and control
- Protection and restoration of biodiversity and ecosystems

♦	Doing no harm to any of the other objectives, and

♦	Meeting minimum safeguards, including OECD Guidelines for Multinational Enterprises and the UN Guiding Principles on Business and Human Rights
For each of the six environmental objectives, delegated acts are being developed at EU level. Thus far, one delegated act for two objectives, climate change adaptation and climate change mitigation, has been finalized and is in effect. The delegated acts concerning the other four environmental objectives are expected to be published by the EU during 2022. Related eligibility disclosures are expected to follow in our IAR 2022.
Article 8 of the EU Taxonomy Regulation
Article 8 of the EU Taxonomy Regulation requires undertakings to report how and to what extent the undertaking’s activities are associated with economic activities that qualify as environmentally sustainable. The requirements are applicable for undertakings which are subject to an obligation to publish non-financial
information in accordance with the NFRD, such as Aegon N.V. The information should be included in the non-financial
statement or consolidated
non-financial
statement information.
Article 8 of the EU Taxonomy Regulation aims to ensure that large public-interest entities (such as Aegon) report on these topics, so financial institutions and other stakeholders can use this information in return. The 2021 reporting year is the first step in the implementation of article 8 of the EU Taxonomy Regulation.
EU Corporate Sustainability Reporting Directive
From January 1, 2024, the Corporate Sustainability Reporting Directive (CSRD) is expected to replace the NFRD and as mentioned under section ‘Reporting process for non-financial
data’ on page 350, at Aegon we are preparing internally for this change. The CSRD will require companies, including Aegon N.V., to include in their management report information necessary to understand their impacts on sustainability matters, and how sustainability matters affect their development, performance and position, including the information that they are required to disclose pursuant to article 8 of the Taxonomy Regulation.
The EU Taxonomy is linked to the CSRD. While the EU Taxonomy is currently focused on environmental objectives only, the CSRD will set sustainability standards based on a broader, ESG+, definition. We expect that the CSRD will adopt an integrated perspective to reporting and that disclosures should cover key performance indicators around ESG matters and other ‘intangibles’ or value creators.
Disclosure of EU Taxonomy-eligible economic activities and investments
In the IAR 2021, Aegon must disclose the proportion of Taxonomy-eligible economic activities and investments related to climate change mitigation and climate change adaptation only. When estimates and proxies are used, disclosures under Article 8 of the Taxonomy Regulation may not be classified as ‘mandatory’ and should be classified as ‘voluntary’.
To assess the eligibility of our investments, we are often dependent on the information provided by our investees. In many cases, this information is not yet available. Therefore, we have used alternative methods and estimates which we describe below under ‘Assumptions and data limitations’. These investments are included in the voluntary disclosures. Only for our underwriting activities and investments in mortgage loans and real estate is actual information currently available to assess eligibility.
Therefore, these investments and activities form the mandatory disclosures. The distinction between ‘mandatory’ and ‘voluntary’ disclosures is explicitly mentioned in the EU Taxonomy tables below.
‘Eligible’ means that an economic activity is described in one of the delegated acts as mentioned above, irrespective of whether that economic activity meets any or all of the technical screening criteria laid down in those delegated acts to qualify as sustainable. ‘Alignment’ means that an eligible economic activity meets the technical screening criteria to qualify as sustainable. Aegon N.V. needs to disclose the alignment of its economic activities in its IAR 2023.
Scope of assets and activities covered by the EU Taxonomy disclosures
Aegon’s EU Taxonomy performance indicators are split between underwriting activities and on-balance
investments.
Investments
To calculate the proportion of Taxonomy-eligible investments, the total of covered investments is used as the denominator, which includes General Account investments, investments in accounts of policyholders, derivatives and real estate for own use. The total covered assets in proportion to the total balance sheet is 82% (EUR 385 billion out of EUR 469 billion).

Aegon Integrated Annual Report 2021

Regulation

We also include in the covered assets, on a voluntary basis, investments in undertakings that are not obliged to publish non-financial
information, unless the data is not available to assess Taxonomy-eligibility. This includes investments in companies established outside the EU.
Own activities
The underwriting disclosure includes an assessment of all
non-life
business as prescribed by the EU Taxonomy.
Non-life
business only relates to the EU Climate Change Adaptation objective, as these products can significantly contribute to the protection of policyholders for the negative impact of climate change, but do not contribute to the Climate Change Mitigation objective.
We have only classified
non-life
activities as eligible when there is a reference in the policy conditions to one or more of the climate-related perils as defined by the EU Taxonomy Climate Delegated Act (such as storm, flood, cold wave/frost, or drought). We have assessed that this is applicable to our motor vehicle, other motor and property insurance. As a consequence, we have classified our medical expense, income protection and worker’s compensation insurance products as non-eligible.
The Taxonomy Regulation allows different methods to measure the total premium of eligible products. The total premium of eligible products can be calculated at line of business level, product level or coverage level. Aegon takes a product-level approach, which means that the total gross written premium of all eligible products is taken into account.
Assumptions and data limitations
To determine the eligibility of our investments in 2021 we used publicly available sector information (referred to as NACE codes), collected by an external data vendor to map the investments in shares, debt securities and part of our private loans to the EU Taxonomy. We have measured eligible investments for the full carrying amount. In the alignment phase in 2023 we will use actual information from the underlying companies to assess the alignment percentage, which will likely be lower than 100% of the IFRS value for most investments.
Our mortgage and real estate portfolio are classified as 100% eligible in line with the EU Taxonomy. We expect that not all properties will meet the screening criteria in 2023, which is in large part based on the energy label information of the underlying properties. As a result, we expect that the actual alignment of our mortgage and real estate portfolio in 2023 will also be lower than 100%.
The eligibility assessment of our investment funds is more difficult since we are dependent on external asset managers to provide relevant sustainability information of the underlying companies. For 2021 we have a data limitation to assess the eligibility of our investment funds. As a result we have classified these investments as non-eligible.
This mainly impacts the eligibility of Investments for account of policyholders.
For our 2021 disclosures we do not make a distinction between the two climate objectives Climate Change Mitigation and Climate Change Adaptation. For investments the distinction becomes relevant in the alignment phase as the screening criteria for Mitigation are different than those for Adaptation. In the eligibility phase these categories are very similar and the information to make a distinction is not yet available. As mentioned above, non-life
activities are all related to Climate Change Adaptation.

Aegon Integrated Annual Report 2021

Regulation

EU Taxonomy underwriting	Eligibility based on actual information (mandatory disclosure)
	Absolute premium (EUR million)	% of non-life premium
Eligible non-life activities	270	13%
- Of which reinsured	13
Taxonomy-non-eligible	1,774	87%
Total premium non-life	2,044

EU Taxonomy investment (on-balance)	Eligibility based on actual information (mandatory disclosure)		Eligibility including estimates (mandatory and voluntary disclosure)
	Absolute value (EUR million)	Percentage of investments covered	Absolute value (EUR million)	Percentage of investments covered

Eligible investments (numerator)	44,015	11% 1)	59,471	15%

- Of which General Account investments	43,267		55,898

- Of which Investments for account	563		3,388

of policyholders

- Of which real estate for own use	185		185

Non-eligible investments (numerator)	320,555	83%	305,099	79%

Excluded from numerator only:	8,827	2%	8,827	2%

exposures to derivatives

Excluded from numerator only:	11,304	3%	11,304	3%

exposures to undertakings that are not obliged to publish non-financial information pursuant to Article 19a or 29a of Directive 2013/34/EU and data is not available

Total investments covered (denominator)	384,701		384,701

Excluded from numerator and denominator: exposures to central governments, central banks and supranational issuers	33,727		33,727

Total investments in scope	418,428		418,428

Which includes:

- Investments General Account	158,463		158,463

- Investments for account	250,953		250,953

of policyholders

- Derivatives	8,827		8,827

- Real estate for own use	185		185
1   The percentage of eligible investments of total investments is 11% (44,015/418,428) and over total assets is 9% (44,015/468,884)
Note: When estimates and proxies are used, disclosures under Article 8 of the Taxonomy Regulation may not be classified as ‘mandatory’ and should be classified as ‘voluntary’. Only for our investments in mortgage loans and real estate, actual information is currently available to assess the eligibility. Therefore, these investments form the mandatory disclosures.

Aegon Integrated Annual Report 2021

Regulation

Breakdown of eligible investments	Eligibility per investment class covered			Eligibility determined based on actual information (part of mandatory disclosure)	Eligibility determined based on estimates (part of voluntary disclosure)
	Eligible (absolute value) (EUR million)	Total value of investment class covered (EUR million)	Percentage of investment class covered
General Account investments in scope:
- Shares	71	644	11%	No	Yes
- Debt securities	10,595	62,956	17%	No	Yes
- Mortgage loans	40,624	40,624	100%	Yes	No
- Private loans	1,910	4,886	39%	No	Yes
- Policy loans	-	1,893	0%	No	Yes
- Real estate	2,643	2,643	100%	Yes	No
- Other 1)	55	5,681	1%	No	Yes
Total eligible General Account investments (numerator)	55,898	119,326	47%
Investments for account of policyholders in scope:
- Shares	2,155	15,604	14%	No	Yes
- Debt securities	581	6,098	10%	No	Yes

- Unconsolidated	89	208,976	0%	No	Yes
investment funds
- Real estate	563	563	100%	Yes	No
- Other 1)	-	6,344	0%	No	Yes
Total eligible investments for account of policyholders (numerator)	3,388	237,586	1%
Total eligible Real estate assets for own use (numerator)	185	185	100%	Yes	No

1	Mainly includes deposits with financial institutions and money market funds which do not qualify for eligibility.

Aegon Integrated Annual Report 2021

Frameworks and initiatives

Frameworks and initiatives
Aegon uses various general and sector-specific global sustainability frameworks and initiatives, both to align with and to report its sustainability strategy, policies, and performance against.
Reporting standards
As mentioned above, the Integrated Reporting <IR> Framework of the International Integrated Reporting Council (IIRC)1) provides the basis of preparation of this IAR.
The Integrated Reporting <IR> Framework
The table below shows Aegon’s compliance with the ‘Guiding Principles’ and the ‘Content Elements’ of the <IR> Framework.

Disclosure	Topic	Page reference 2) (or details of omissions if applicable)

Guiding principles	Strategic focus and future orientation	Our business environment (pages 8-13)
Our purpose (pages 14-15)
Our strategy and value creation (pages 16-34)
Sustainability (pages 20-23)
Connectivity of information

The topics mentioned in Our busines environment (pages
8-13)
and Business Environment Scan (page 12) are linked to risks and opportunities, which are considered for Our strategy and value creation (page 18)

	Stakeholder relationships	Sharing value with our stakeholders (pages 26-32)
	Materiality	Basis of preparation (pages 350-351)
Conciseness

Pages
1-34
are structured around our material topics, risks, opportunities and strategy, as well as the performance and value associated with these. We have also applied the materiality principle to define the content of this IAR (pages
350-351)

	Reliability and completeness	Basis of preparation (pages 350-351)

Consistency and comparability

This Integrated Annual Report (IAR) is prepared in accordance with the International Financial Reporting Standards (IFRS), as adopted by the European Union, as well as the Integrated Reporting Framework (<IR> Framework) of the International Integrated Reporting Council (IIRC). Aegon has used the <IR> Framework since 2014. We are making the shift to integrating more material frameworks; like that of the Task Force on Climate-related Financial Disclosures (pages
372-378).

Content elements	Organizational overview and external environment	About Aegon (pages 2-3)
Our business environment (pages 8-13)
Business Environment Scan (page 10)
	Governance	Corporate governance (pages 38-41)
	Business model	Value creation (pages 24-25)
	Risk and opportunities	Our business environment (pages 8-13)
Business Environment Scan (page 10)
	Strategy and resource allocation	Our strategy and value creation (pages 16-34)
Sharing value with our stakeholders (pages 26-32)
	Performance	Performance in 2021 (pages 33-34)
Value created (pages 24-25)
	Outlook	Our business environment (page 8-13)
Performance in 2021 (pages 33-34)
	Basis of preparation and presentation	Basis of preparation (pages 350-351)

1	In June 2021, the IIRC merged with the Sustainability Accounting Standards Board (SASB) to form the Value Reporting Foundation (VRF).
2	All page numbers in this table refer to Aegon’s Integrated Annual Report 2021, unless otherwise stated. Where there are several examples, we have included principal references only.

Aegon Integrated Annual Report 2021

Frameworks and initiatives

Global initiatives
Aegon has signed up and committed to several
non-sector
specific international initiatives, including the United Nations Global Compact (UNGC), the UN Sustainable Development Goals (SDGs), and the Task Force on Climate-related Financial Disclosures (TCFD). These initiatives guide our internal practices and policies, and help shape our overall approach to sustainability.
United Nations Global Compact
In 2021, Aegon N.V. became a signatory of the UNGC, thereby committing to implement universal sustainability principles in the fields of human rights, labor, environment, and anti corruption, as well as taking steps to support the UN goals; currently the SDGs. As a signatory, Aegon is committed to disclosing its progress annually. In addition to integrating the measurement of the outcomes under the UNGC Principles into our annual reporting cycle, we have detailed Aegon’s policies and procedures to support each Principle and of how we align and implement them. For measured outcomes against the SDGs, please see ‘United Nations Sustainable Development Goals’ on pages
367-371.
The Aegon website includes a dedicated library for our
ESG policies
. See also pages
353-356
‘Non-financial
policies, procedures and outcomes’ for an overview of our performance against the indicators of these policies.

UNGC Principles	Policy and implementation
Human Rights
1. Businesses should support and respect the protection of internationally proclaimed human rights; and

Aegon’s Statement on Human Rights commits the company to upholding international human rights standards at all businesses where Aegon has sufficient management control and, where possible, to ensure partners live up to the same standards. Consideration for human rights is also built into Aegon’s Code of Conduct, Aegon’s Responsible Investment Policy, Vendor Code of Conduct, and Aegon’s Statement on Inclusion and Diversity.

We have committed to several global initiatives to support the development of human rights, including the UN Declaration of Human Rights, the core labor and human rights standards of the International Labor Organization (ILO) and
UNEP-FI’s
Principles for Sustainable Insurance (PSI).

2. make sure that they are not complicit in human rights abuses.
Aegon’s Statement on Human Rights commits the company to upholding international human rights standards. Consideration for human rights is also built into Aegon’s Code of Conduct, Aegon’s Responsible Investment Policy, Vendor Code of Conduct and Aegon’s Statement on Inclusion and Diversity.

We carry out a biennial Human Rights Risk Assessment, through which we aim to identify, prevent, and mitigate adverse human rights impacts that may be linked to our operations, products, and services.

Labor
3. Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining;

Aegon adheres to local laws regarding the freedom of association and the right to collective bargaining. For example, freedom of association and effective recognition of the right to collective bargaining are covered under the Aegon N.V. Responsible Investment Policy and the Aegon N.V. Vendor Code of Conduct.

4. the elimination of all forms of forced and compulsory labour;

Aegon’s Statement on Human Rights commits the company to upholding international human rights. Consideration for human rights, and more specifically those related to forced and compulsory labor, is also built into Aegon’s Responsible Investment Policy and Vendor Code of Conduct.

In line with our Responsible Investment Policy and Framework, we engage with our portfolio companies on issues related to human rights, including those related to forced and compulsory labor.

In line with our Vendor Code of Conduct, we score our suppliers for sustainability performance through the EcoVadis rating platform, which covers forced and compulsory labor.

CONTINUED >

Aegon Integrated Annual Report 2021

Frameworks and initiatives

UNGC Principles	Policy and implementation
5. the effective abolition of child labour; and
Aegon’s Statement on Human Rights commits us to upholding international human rights. Consideration for human rights, and more specifically those related to effective abolition of child labor, is also built into Aegon’s Responsible Investment Policy and Vendor Code of Conduct.

In line with our Responsible Investment Policy and Framework, we engage with our portfolio companies on issues related to human rights, including those related to forced and compulsory labor.

In line with our Vendor Code of Conduct, we score our suppliers for sustainability performance through the EcoVadis rating platform, which covers effective abolition of child labor.

6. the elimination of discrimination in respect of employment and occupation.

Aegon’s Statement on Human Rights commits us to upholding international human rights standards. Consideration for human rights, and more specifically those related to elimination of discrimination in respect of employment and occupation, is also built into Aegon’s Code of Conduct, Aegon’s Responsible Investment Policy, Vendor Code of Conduct, and Aegon’s Statement on Inclusion and Diversity.

Aegon considers certain human rights fundamental and universal for its workforce. All Aegon employees are educated on the company’s Code of Conduct and acknowledge that they will abide by these standards.

In line with our Responsible Investment Policy and Framework, we engage with our portfolio companies on issues related to human rights, including those related to discrimination.

Our Vendor Code of Conduct sets clear expectations for our vendors, which are subject to due diligence and monitoring procedures as per the Third Party Risk Management Policy.

Environment
7. Businesses should support a precautionary approach to environmental challenges;

As an insurance company, Aegon can support the transition to a climate-resilient economy and a net-zero
world using both sides of our balance sheet. We finance the upside through our investment activities, while helping to mitigate the downside by managing our operational carbon footprint and risk management processes, and the savings and protection solutions we provide. The influence, both positive and negative, that we can have as an investor is particularly significant, and Aegon has committed to transitioning our General Account investment portfolio to net-zero
GHG emissions by 2050.

As an office-based company serving the financial sector, Aegon does not operate energy and resource-intensive processes as part of its business operations, for example those typical of manufacturing industries, and is not aware of any incidents relating to these activities impacting the natural environment. Energy consumption at our office buildings makes up by far the largest portion of our energy use, followed by our data centers. Our business operations have been carbon-neutral since 2019, which has been achieved by substituting our energy consumption with renewable sources and offsetting our remaining carbon emissions. In line with the net-zero
commitment announced in November 2021, Aegon has set a supporting operational greenhouse gas emission reduction target to reduce the carbon footprint of its operational activities by 25% by 2025 from a 2019 baseline. Energy consumption at our office buildings makes up by far the largest portion of our energy use, followed by our data centers. and while our own operational footprint as a business is relatively small, it is important that we set a good example.

CONTINUED >

Aegon Integrated Annual Report 2021

Frameworks and initiatives

UNGC Principles	Policy and implementation
8. undertake initiatives to promote greater environmental responsibility; and

In line with our Responsible Investment Policy, through our investments, we encourage the development and diffusion of technologies that offer solutions to environmental issues, including those which reduce GHG emissions. With our net-zero
commitment, we will engage with carbon-intensive investee companies to drive real-world reductions in emissions.

9. encourage the development and diffusion of environmentally friendly technologies.

In line with our Responsible Investment Policy, through our (impact) investments, we encourage the development and diffusion of technologies that offer solutions to environmental issues, including those which reduce GHG emissions.

Anti-corruption
10. Businesses should work against corruption in all its forms, including extortion and bribery.

Aegon’s Code of Conduct sets out rules and guidelines that shape and govern the actions of all our employees. It also commits us to complying with all legal and regulatory requirements and to prevent insider dealing, corruption, and bribery.

In addition, in line with our Responsible Investment Policy and Framework, we engage with our portfolio companies on issues related to governance, including anti-corruption.

In line with our Vendor Code of Conduct, we score our suppliers for sustainability performance through the EcoVadis rating platform, which covers anti-corruption.

Aegon also has several relevant internal policies: Conflict of Interest Policy, Anti-Bribery and Corruption Policy, Financial Crime and Corruption Risk Policy, Insider Dealing Policy.

Aegon Integrated Annual Report 2021

Frameworks and initiatives

United Nations Sustainable Development Goals (SDGs)
In 2015, the United Nations adopted 17 Sustainable Development Goals (SDGs). These goals cover poverty reduction, education, gender equality, climate change and health. Accompanying each of these goals is a series of targets and indicators.
At Aegon, we are committed to supporting the UN SDGs, both as a financial services provider and as an investor. We recognize that sustainable development is in the long-term interest of business and the global economy, but that a sustainable future for people and the planet will not be attainable without cooperation between the public and private sectors. Climate change and inclusion & diversity have been selected as priority themes in our sustainability vision, and as such our contributions to the SDGs relating to these themes have been detailed most comprehensively.

Sustainable Development Goal	Aegon’s contribution to relevant SDG targets in 2021 (examples)
1. No poverty End poverty in all its forms everywhere	1.4

By 2030, ensure that all men and women, in particular the poor and the vulnerable, have equal rights to economic resources, as well as access to basic services, ownership and control over land and other forms of property, inheritance, natural resources, appropriate new technology and financial services, including microfinance.

●
  Aegon UK has partnered with the Initiative for Financial Wellbeing and Edinburgh University to launch the Financial Wellbeing Index, which helps advisors and employee benefits consultants provide personalized, needs-based advice to end-customers.
(Strengthening engagement and trust, page 27)

●
  As was the case in 2020, we prioritized helping our most vulnerable communities navigate the
COVID-19
pandemic and its economic consequences, with a specific focus on people who needed help handling their finances. (Investing in our communities, page 32)

1.5

By 2030, build the resilience of the poor and those in vulnerable situations and reduce their exposure and vulnerability to climate-related extreme events and other economic, social and environmental shocks and disasters.

●
  Together with the Aegon Transamerica Foundation in the United States, Aegon donated EUR 300,000 to support
COVID-19
relief efforts in India. (Society, Supporting
COVID-19
relief efforts in India, page 31)

2. Zero hunger To end hunger, achieve food security and improved nutrition and promote sustainable agriculture	2.1

By 2030, end hunger and ensure access by all people, in particular the poor and people in vulnerable situations, including infants, to safe, nutritious and sufficient food all year round.

●
  Aegon UK supports five schools in Edinburgh with breakfast clubs, which provide children meals in the morning before school starts. (Aegon Integrated Annual Report 2020,
A foundation for change
, page 5)

3. Good health and well-being Ensure healthy lives and promote well-being for all at all ages	3.4

By 2030, reduce by one third premature mortality from
non-communicable
diseases through prevention and treatment and promote mental health and well-being.

●
  Aegon has developed a Future Ways of Working plan, covering most of Aegon’s global business units to help our people achieve a healthy and productive balance between office-based and remote working. The approach is based on globally agreed principles – hybrid working, office utilization and location, and employee benefits – that are translated locally. (Employees, page 27, Introducing our hybrid working model, page 28)

3.a

Strengthen the implementation of the World Health Organization Framework Convention on Tobacco Control in all countries, as appropriate.

●
  Aegon N.V. has excluded tobacco from its investments to help address health concerns over smoking. (Policies and procedures, Aegon N.V. Responsible Investment Policy, page 355)

4. Quality education Ensure inclusive and quality education for all and promote lifelong learning	4.6

By 2030, ensure that all youth and a substantial proportion of adults, both men and women, achieve literacy and numeracy.

●
  In 2021 Aegon contributed EUR 1.6 million towards financial education and literacy projects in the communities of our customers and employees. (Value created - Society - Corporate citizenship, page 355)

5. Gender equality Achieve gender equality and empower all women and girls	5.1

End all forms of discrimination against all women and girls everywhere.

●
  Aegon N.V. has explicitly incorporated the theme of ‘Gender development’ into its biennial Human Rights Risk Assessment process. Consideration for gender equality is incorporated into numerous Aegon policies including the Code of Conduct and Aegon N.V. Responsible Investment Policy as a fundamental element of human rights. (Policies and procedures, Aegon N.V. Statement on Human Rights, Aegon N.V. Responsible Investment Policy, page 355)

CONTINUED >

Aegon Integrated Annual Report 2021

Frameworks and initiatives

Sustainable Development Goal	Aegon’s contribution to relevant SDG targets in 2021 (examples)
5. Gender equality (continued)	5.5	Ensure women’s full and effective participation and equal opportunities for leadership at all levels of decision-making in political, economic and public life.
		● In June 2021, Aegon N.V. CEO Lard Friese pledged to the G20 EMPOWER (Alliance for Empowerment and Progression of Women’s Economic Representation) Initiative. (Inclusion and diversity, page 21)

●
  Following Aegon surpassing its target for female representation in senior management in 2020 (32% representation against a 30% target), a higher target of 34% was set for 2021. Aegon reached this target by the end of the year, with 34% female representation. A renewed target of 36% has been set for 2022. Sustainability, Inclusion and diversity, page 22)

	5.c

Adopt and strengthen sound policies and enforceable legislation for the promotion of gender equality and the empowerment of all women and girls at all levels.
•

●
  Aegon UK publishes its annual gender pay gap
report
as required by the UK Equality Act 2010 (Gender Pay Gap Information) Regulations 2017.

6. Clean water and sanitation Ensure availability and sustainable management of water and sanitation for all	6.6

By 2020, protect and restore water-related ecosystems, including mountains, forests, wetlands, rivers, aquifers and lakes.
•

●
  The Aegon N.V. Responsible Investment Policy incorporates the company position on biodiversity, which specifically covers management for availability of water resources and their pollution. Furthermore, the Aegon N.V. Vendor Code of Conduct sets the standards for the business relationship between Aegon and its vendors in order to enable Aegon manage the most material ESG risks associated with our procurement of goods and services, specifically including biodiversity. (Policies and procedures, pages 355 and 356)

7. Affordable and clean energy Ensure access to affordable, reliable, sustainable and modern energy for all	7.3

By 2030, ensure universal access to affordable, reliable and modern energy services.
•

●
  Aegon the Netherlands has introduced a new ‘green’ mortgage to help people finance energy-efficient home improvements. (2021 milestones, page 4, Enhancing our propositions, page 26)

8. Decent work and economic growth Promote sustained, inclusive and sustainable economic growth, full and productive employment and decent work for all	8.3

Promote development-oriented policies that support productive activities, decent job creation, entrepreneurship, creativity and innovation, and encourage the formalization and growth of micro-,
small- and medium-sized enterprises, including through access to financial services.

●
  Knab, Aegon the Netherlands’ digital banking platform provides entrepreneurs with an extensive online library for topics related to finance and entrepreneurship through their Knab Bieb. (Strengthening engagement and trust, page 27)

	8.5

By 2030, achieve full and productive employment and decent work for all women and men, including for young people and persons with disabilities, and equal pay for work of equal value.

●
  Aegon UK publishes its annual gender pay gap
report
as required by the UK Equality Act 2010 (Gender Pay Gap Information) Regulations 2017.
●
  In the Netherlands, Aegon runs ‘Silver Starters’, a learning program for entrepreneurs aged 50 and over.(Society - Adapting to the modern retirement landscape, page 32)

	8.7

Take immediate and effective measures to eradicate forced labour, end modern slavery and human trafficking and secure the prohibition and elimination of the worst forms of child labour, including recruitment and use of child soldiers, and by 2025 end child labour in all its forms.

●
  Aegon N.V. has explicitly incorporated the themes of forced and child labor into its Statement on Human Rights and biennial Human Rights Risk Assessment process. Consideration for these specific themes (and wider human rights concerns) are also incorporated into numerous Aegon policies including the Code of Conduct, Aegon N.V. Responsible Investment Policy and the Vendor Code of Conduct. (Policies and procedures, Aegon N.V. Statement on Human Rights, Aegon N.V. Responsible Investment Policy, Aegon N.V. Vendor Code of Conduct pages
353-356)

CONTINUED >

Aegon Integrated Annual Report 2021

Frameworks and initiatives

Sustainable Development Goal	Aegon’s contribution to relevant SDG targets in 2021 (examples)
8. Decent work and economic growth (continued)	8.8
Protect labour rights and promote safe and secure working environments for all workers, including migrant workers, in particular women migrants, and those in precarious employment.

●
  Each year Aegon UK issues a modern slavery statement (in line with the UK government’s 2015 Modern Slavery Act). (Policies and procedures, Aegon N.V. Statement on Human Rights, page 355)
●
  Aegon employees in the Netherlands are covered by a collective bargaining / labor agreement, which in 2021 equated to 17.3% of employees across Aegon N.V. (Value created - Employees - Representation, page 385)

8.10

Strengthen the capacity of domestic financial institutions to encourage and expand access to banking, insurance and financial services for all.

●
  Aegon UK acquired Pension Geeks in April 2021, a business specializing in connecting people with their finances through innovative engagement techniques, communication, and events. Pension Geeks will continue to help employers to encourage their people to engage with workplace benefits programs through the customer-centric approach of the wider Aegon family. (Improving customer service, page 27)

9. Industry, innovation and infrastructure Build resilient infrastructure, promote inclusive and sustainable industrialization and foster innovation	9.4

By 2030, upgrade infrastructure and retrofit industries to make them sustainable, with increased resource-use
efficiency and greater adoption of clean and environmentally sound technologies and industrial processes, with all countries taking action in accordance with their respective capabilities.

●
  Aegon Asset Management engaged a leading multinational steelmaker, who has introduced its first ‘green steel’ solutions for customers, which include steel produced via carbon-neutral processes as well as through the use of ‘green’ hydrogen generated from renewables (Aegon Integrated Annual Report 2020,
Active ownership in action
, page 33)

10. Reduced inequalities Reduce inequality within and among countries	10.2

By 2030, empower and promote the social, economic and political inclusion of all, irrespective of age, sex, disability, race, ethnicity, origin, religion or economic or other status.

●
  Aegon Asset Management (AAM) in the UK partnered with Black Professionals Scotland (BPS) in early 2021 to further expand recruitment and engagement to untapped talent. Members of BPS are provided with skills and information to support their chosen careers. BPS supports organizations in realizing their inclusion and diversity ambitions, and AAM UK now advertises all vacancies with BPS. Furthermore, AAM and BPS members jointly participated in events to celebrate Black History Month in the United Kingdom. (People at the heart of our transformation journey, page 28)
•
●
  In 2021, Transamerica earned a score of 100% from the Human Rights Campaign Foundation on its annual Corporate Equality Index (CEI). (2021 milestones, page 4)

10.3

Ensure equal opportunity and reduce inequalities of outcome, including by eliminating discriminatory laws, policies and practices and promoting appropriate legislation, policies and action in this regard.

●
  Aegon UK publishes its annual gender pay gap
report
as required by the UK Equality Act 2010 (Gender Pay Gap Information) Regulations 2017.

10.4

Adopt policies, especially fiscal, wage and social protection policies, and progressively achieve greater equality.

●
  In 2021 Aegon UK become a Living Wage Foundation accredited employer. (2021 milestones, page 5)

11. Sustainable cities and communities Make cities and human settlements inclusive, safe, resilient and sustainable	11.1

By 2030, ensure access for all to adequate, safe and affordable housing and basic services and upgrade slums.

●
  Aegon the Netherlands has invested in long-term residential property leases in the affordable housing segment. (Investments in real estates, page 201)
●
  In the United States we have investments that provide affordable housing to individuals and families that meet median household income requirements. (Income tax, page 194)

12. Responsible consumption and production Ensure sustainable consumption and production patterns	12.2

By 2030, achieve the sustainable management and efficient use of natural resources.

●
  We aim to capitalize on the Future Ways of Working plan to further reduce the footprint of our direct business operations. (Employees, page 27, Introducing our hybrid working model, page 28)
●
  Year to year, the proportion of renewable electricity as part of our wider electricity mix is consistently greater than 95%. (Value created - Society: Operational footprint, page 392)

CONTINUED >

Aegon Integrated Annual Report 2021

Frameworks and initiatives

Sustainable Development Goal	Aegon’s contribution to relevant SDG targets in 2021 (examples)

13. Climate action Take urgent action to combat climate change and its impacts	13.2
Integrate climate change measures into national policies, strategies and planning.
•
•
 Aegon N.V. announced during the November 2021 ‘COP26’ UN Climate Change conference that it had joined the
Net-Zero
Asset Owner Alliance (NZAOA), a
UN-convened
group of institutional investors committed to decarbonization. (Sustainability - Aegon commits to a net-zero
portfolio, page 20)

•
 In joining the NZAOA, Aegon N.V. announced its company-wide commitment to transitioning its General Account investment portfolio to net-zero
GHG emissions by 2050, supported by an interim 25% reduction target by 2025. (Sustainability - Aegon commits to a net-zero
portfolio, page 20, Value created - Society: Investment footprint, page 389)
•
 Aegon AM has joined the
Net-Zero
Asset Managers initiative, a group of international asset managers committed to supporting investing aligned with net-zero
emissions by 2050. (2021 milestones, page 5)
•
 The latest Aegon N.V. Responsible Investment Policy excludes from its investment universe companies that;
-  derive 25% or more of their revenue from the exploration, mining or refining of thermal coal (declining to 10% in 2027 and 5% in 2029);
-  produce more than 20 million tons of thermal coal annually and are actively expanding exploration, mining or refining operations;
-  derive 50% or more of their revenue from thermal coal-fired electricity generation;
-  own coal-fired electricity generation capacity greater than 10 gigawatts and are actively expanding coal-fired electricity production capacity;
-  derive 5% or more of their total oil equivalent production from oil sands;
-  are building or operating pipelines that significantly facilitate export of oil extracted from oil sands; and
-  derive 5% or more of their revenue from oil and gas exploration and production in the Arctic. (Policies and procedures, page 355)

•
 Aegon N.V set a new target in 2021 to reduce the carbon footprint of its operational activities by 25% by 2025 from a 2019 baseline. (Value created - Society: Operational footprint, page 392)
•
 Aegon’s direct business operations have been carbon-neutral since 2019 (on a market-based measurement) through substitution of the company’s energy consumption with renewable sources and offsetting its remaining carbon emissions. We have selected carbon offset projects with our customers and in alignment with the socio-economic benefits they bring to our purpose of
Helping people live their
best lives
. (Climate change, page 21)

14. Life below water Conserve and sustainably use the oceans, seas and marine resources for sustainable development	14.4
By 2020, effectively regulate harvesting and end overfishing, illegal, unreported and unregulated fishing and destructive fishing practices and implement science-based management plans, in order to restore fish stocks in the shortest time feasible, at least to levels that can produce maximum sustainable yield as determined by their biological characteristics.
•
•
 The Aegon N.V. Responsible Investment Policy incorporates the company position on biodiversity, which specifically covers ocean use and over exploitation (i.e. overfishing). Furthermore, the Aegon N.V. Vendor Code of Conduct sets the standards for the business relationship between Aegon and its vendors in order to enable Aegon to manage the most material ESG risks associated with our procurement of goods and services, specifically including biodiversity. (Policies and procedures, pages 355 and 356)

15. Life on land Protect, restore and promote sustainable use of terrestrial eco-systems, sustainably manage forests, combat desertification, and halt and reverse land degradation and halt biodiversity loss	15.5
Take urgent and significant action to reduce the degradation of natural habitats, halt the loss of biodiversity and, by 2020, protect and prevent the extinction of threatened species.
•
•
 The Aegon N.V. Responsible Investment Policy incorporates the company position on biodiversity. Furthermore, the Aegon N.V. Vendor Code of Conduct sets the standards for the business relationship between Aegon and its vendors in order to enable Aegon to manage the most material ESG risks associated with our procurement of goods and services, specifically including biodiversity. (Policies and procedures, pages 355 and 356)

CONTINUED >

Aegon Integrated Annual Report 2021

Frameworks and initiatives

Sustainable Development Goal	Aegon’s contribution to relevant SDG targets in 2021 (examples)
16. Peace, justice and strong institutions Promote peaceful and inclusive societies for sustainable development, provide access to justice for all and build effective, accountable and inclusive institutions at all levels	16.1

Significantly reduce all forms of violence and related death rates everywhere.
•

●
Under the Aegon N.V. Responsible Investment Policy, we exclude investment in controversial weapons. (Policies and procedures - Aegon N.V. Responsible Investment Policy, page 355)

16.5
Substantially reduce corruption and bribery in all their forms.
•

●
Aegon’s Code of Conduct embodies the company’s values and helps ensure that all employees act ethically and responsibly. The Code prescribes a mandatory set of standards for how Aegon employees should conduct business, comply with all applicable laws and regulations, and exercise sound judgment in reaching ethical business decisions in the long-term interests of Aegon’s stakeholders. (Code of Conduct, page 88)

17. Partnerships for the goals Strengthen the means of implementation and revitalize the Global Partnership for Sustainable Development	17.16
Enhance the Global Partnership for Sustainable Development, complemented by multi-stakeholder partnerships that mobilize and share knowledge, expertise, technology and financial resources, to support the achievement of the Sustainable Development Goals in all countries, in particular developing countries.
•

●
Aegon N.V. is a signatory of the United Nations Global Compact. (Global initiatives - United Nations Global Compact, page 364)

●
Aegon AM is a signatory to the Principles for Responsible Investment (PRI). (Task Force on Climate-related Financial Disclosures - Active Ownership, page 375)

●
Aegon N.V. is a signatory to the UN Principles for Sustainable Insurance (PSI). (Sector specific initiatives, pages 379-380)

17.17
Encourage and promote effective public, public-private and civil society partnerships, building on the experience and resourcing strategies of partnerships.

●
Aegon is dedicated to developing understanding around trends, issues, and opportunities related to saving and planning for retirement, and to the achievement of financial security in later life. This includes participating in relevant international projects, such as an Organisation for Economic Co-operation and Development (OECD) working group on the future of work, and the Living, Learning, and Earning Longer initiative led by the World Economic Forum (WEF), to examine the benefits of an age-inclusive workforce. (Adapting to the modern retirement landscape, page 32)

●
  Aegon maintains a visible presence in the communities that benefit from its services, through initiatives such as the ‘Silver Starters’ learning program for entrepreneurs aged 50 and over. (Adapting to the modern retirement landscape, page 32)

Aegon Integrated Annual Report 2021

Frameworks and initiatives

Task Force on Climate-related Financial Disclosures
(TCFD)
Introduction
Climate change represents one of the biggest risks to society, the economy, and financial institutions. Mitigating climate change, including the reduction of greenhouse gas (GHG) emissions, is a major global challenge. Aegon believes that governments, companies, and investors have a responsibility to mitigate climate change and its impacts, and facilitate a transition to a climate-resilient economy.
The present disclosure builds on earlier disclosures made since 2017. It is made on behalf of Aegon N.V., an integrated diversified international financial services group, as both an asset owner and an asset manager.
Similar to previous years, it follows the Task Force on Climate-related Financial Disclosures (TCFD)’s four-pillar framework to facilitate disclosure. Aegon strives to continuously enhance its reporting and business practices and welcomes feedback from stakeholders on the appropriateness and relevance of this disclosure.
Governance
Set up by the Corporate Sustainability team, Aegon’s sustainability approach is overseen by the Global Sustainability Board (GSB). The GSB is a senior management committee established in December 2021, replacing the former Responsible Business & Investment Committee (RBIC), to enhance overall governance and oversight of our company-wide approach to sustainability. The GSB meets quarterly and advises the Management and Executive Boards on Aegon’s strategic sustainability agenda, including two priority themes: climate change and inclusion & diversity. It is chaired by the CEO of Transamerica (who is also a member of Aegon’s Management Board) and consists of senior-level representatives from across the company.
The GSB is supported in its mission by local sustainability boards that translate the global sustainability agenda into actions within local business units and provide market-relevant feedback.
With respect to climate change, the GSB is also supported by the
Net-Zero
Working Group (NZWG). The NZWG is tasked with undertaking the required analysis and coordination of actions on Aegon’s General Account investments in support of our 2050 net-zero
commitment and obligations under the
Net-Zero
Asset Owner Alliance. It draws on staff-level representation from across the company to generate insight and recommendations for the GSB on potential management actions.
Additional climate oversight is provided by the Group Risk & Capital Committee (GRCC), which oversees the Financial Risk function’s climate scenarios that analyze the potential climate impacts on our accounts. There is also the
Non-Financial
Risk Committee (NFRC) which oversees the Operational Risk function’s annual climate risk assessment that identifies possible physical and transition risks that could impact Aegon.

Case study: Transamerica Climate Risk Working Group
Transamerica has established a local cross-functional Climate Risk Working Group (CRWG) to assist in climate change risk oversight, determining activities necessary to comply with related regulatory requirements, and achieving organizational goals. The CRWG supports the Americas’ Operational Risk Committee (AORC) and is responsible for reporting climate risk-related activities to not only the AORC but also the Transamerica Board Risk Committee, which has oversight of the implementation of the Enterprise Risk Management Framework including climate risk. As Transamerica’s oversight of the risks and opportunities related to climate change matures the CRWG will continue to integrate its work into the relevant committees.

Strategy
At Aegon we have embedded sustainability as a central pillar within our company strategy. Aegon is committed to a responsible way of doing business and seeks to meet the increasing expectations of multiple stakeholders – investors, but also customers, employees, business partners, and the wider community. Through these engagements, Aegon has established two thematic sustainability priorities for our strategy: inclusion and diversity, and climate change. Both themes support our corporate purpose. As the effects of climate change become increasingly palpable, the need for action has never been more urgent, or more universal. Only then can people live their best lives.
As an insurance company, Aegon can support the transition to a climate-resilient economy and a net-zero
world using both sides of its balance sheet. We finance the upside through our responsible investment activities, while mitigating the downside through integrating ESG into our risk management processes and the savings and protection solutions we provide. The influence, both positive and negative, we can have as an investor is particularly significant.
We have committed to transitioning our General Account investment portfolio to net-zero
GHG emissions by 2050.
To-date
we have set a reduction target in the weighted average carbon intensity of our corporate fixed income and listed equity investments; by 25% for 2025 against a 2019 baseline. We will look to further substantiate this commitment over the coming years with additional science-based targets. Albeit at a smaller scale, Aegon is also committed to reducing GHG emissions from our direct operations. Finally, we aspire to further integrate climate considerations in our day-to-day
processes, such as procurement.

Aegon Integrated Annual Report 2021

Frameworks and initiatives

Risks
Aegon undertakes a Business Environment Scan (BES) to identify macro-economic opportunities and challenges that are expected to have a high likelihood of occurring and a high impact on our business. The most recent BES included consideration of climate change and the loss of biodiversity. While the exposure of direct physical risks from environmental catastrophes and loss of biodiversity is expected to be limited for Aegon, we expect to be exposed to regulatory risks associated with new and emerging market requirements. As a result, we seek to further embed climate and environmental considerations in our business and investment decisions – both to avoid damaging the planet and to safeguard our reputation. See discussion of the Business Environment Scan for further detail (page 10).
For our life insurance business, most of our liabilities are exposed to mortality and morbidity rates, both the current levels and the uncertainty around how these will develop relative to our assumptions over the coming decades. An important driver when assessing the value of our liabilities is how past trends in longevity are extrapolated into the future. Climate change plays a role in the development of future mortality and morbidity rates, just like other factors – including the continuing
COVID-19
pandemic, medical advancements, limits to human biology, and changes in lifestyle. The relationship between mortality and morbidity and climate change is complex, and the nature of the impact can also vary geographically. Furthermore, it is expected that climate change will have a relatively lower impact on longevity and health of the insured population compared with the general population, as this group is more affluent and is more likely to be able to better adapt to changing conditions. Taking all this into consideration, Aegon follows widely adopted industry methods where the extrapolation of future longevity is performed based on past experiences of mortality and morbidity rates, without separately modelling each of the underlying drivers such as climate change. With this approach the changing circumstances are gradually introduced into our assumptions.
In contrast, our investments are exposed to both physical and transition risks. While we expect the transition risks associated with policy and market actions intended to mitigate climate change to be most salient in the near term, the value of our holdings can reasonably be expected to be influenced by both these risks in the longer term. However, previous scenario analysis has shown that our relatively high allocation to fixed income, including government bonds, should limit our overall exposure.
For our property and casualty (P&C) business, we expect a more direct impact from climate change through, for example, higher claim frequencies arising from an increase in extreme weather events. However, prices for P&C insurance can be adjusted periodically. Prices are determined by closely monitoring past claim frequencies and adjusting the premiums over time while maintaining an adequate level of expected profitability.
Opportunities
As an investor, Aegon has an important role to play in supporting the climate transition. By making climate-smart investment choices, we can contribute to a cleaner, healthier environment and provide our clients with opportunities to minimize their own climate impacts. Climate change continues to be a focus of our investment strategy and is guided by our Responsible Investment Policy.

Case study: Net-Zero Asset Owner Alliance

In November 2021, Aegon N.V. joined the
Net-Zero
Asset Owner Alliance, an
UN-convened
group of institutional investors committed to transitioning their portfolios to net-zero
GHG emissions by 2050. Through the analysis conducted by its business units, Aegon N.V. defined a specific, actionable target for 2025 and will continue to set targets in five-year intervals in line with the Alliance’s principles.

Case study: Net Zero Asset Managers Initiative

In November 2021, Aegon Asset Management joined the Net Zero Asset Managers Initiative, a group of international asset managers committed to supporting investing aligned with net-zero
GHG emissions by 2050. This commitment requires Aegon Asset Management to work in partnership with asset owner clients on decarbonization goals consistent with an ambition to reach net-zero
emissions by 2050 across all assets under management, and set interim targets at five-year intervals for the share of assets managed in-line
with
net-zero
principles.

Risk management
Identification and management
Climate change is a long-term risk associated with high uncertainty regarding timing, scope, and severity of potential impacts. 2021 saw no material changes to the overall climate risk identification, assessment, and evaluation processes described in previous years’ disclosures.

Aegon Integrated Annual Report 2021

Frameworks and initiatives

Case study: Global General Account scenario analysis

Aegon worked with Ortec Finance to perform an extensive and systematic climate risk assessment for the General and Separate Account assets of all business units within Aegon. The analysis investigated three plausible climate pathways (orderly, disorderly and failed transitions) to explore potential future climate policies, interventions, and consequences of the world failing to mitigate climate change. These pathways are in line with the industry standard IPCC and Network of Central Banks and Supervisors for Greening the Financial System (NGFS) emission and climate scenarios.

The employed climate model translates transition (i.e. policy & technological changes) and physical risks (i.e. gradual impact & extreme weather events) associated with climate change to produce a climate change adjusted economic and financial outlook. The model outcomes enable Aegon to identify portfolio weak spots - in terms of asset type, geography and sector - to aid decision making in responding to climate risk.

Modelling results indicate resilience of the Aegon General Account portfolio allocation to key systemic climate risk drivers across all modelled climate scenarios. High allocation of fixed income assets is the key driver that limits the cumulative climate-related impact on returns over a
40-year
horizon. Continuing to monitor developments in climate science, policy, technology and consumer sentiment will remain critical for understanding and adapting to the future.

The results provide an initial directional signal; however, climate-related risks are dynamic in nature. Transition risks are expected to dominate in the near to medium term (certainly to 2030) if society is to achieve the objectives of the Paris Agreement while physical risks will materialize at any time as global temperatures continue to rise. As a result, continuing to monitor developments in climate science, policy, technology and consumer sentiment is critical for understanding and adapting to the future.
Short-term climate-induced GDP losses for EU & US (in %)

Long-term climate-induced GDP losses for EU & US (in %)
Climate impact on nominal investment return (relative to baseline, in % cumulative)
Overview of Climate Scenarios Considered

Aegon Integrated Annual Report 2021

Frameworks and initiatives

Case study: Operational climate risk assessment

Aegon performs a regular operational assessment of its exposure to climate risk. The assessment uses research and position papers from renowned institutions as input and is executed in cooperation with subject matter experts from Aegon’s risk, asset management and sustainability functions. In 2021, Aegon updated and enriched its assessment by incorporating findings from local climate risk assessments executed by Aegon’s country units and developments captured in the United Nations’ Intergovernmental Panel on Climate Change (IPCC) Sixth Assessment Report. The risk assessment identifies the relevant risks for the company and assesses severity per risk in terms of likelihood and impact and its manageability in terms of the speed of materialization and the possibilities for mitigation. The assessment concludes with recommendations and considerations to be taken forward and is included as part of our Own Risk Solvency Assessment (ORSA).

Active ownership
Engagement with corporates
As an institutional investor, Aegon expects investee companies to work toward reducing their environmental impact. We engage with the companies we invest in both individually and collectively through networks to encourage better climate-related risk practices, including emissions measurement, disclosure, target setting and reporting in line with TCFD recommendations.
Aegon and its business units are active members or participants in several collaborative initiatives targeting climate action, including but not limited to:
Net-Zero
Asset Owner Alliance, Net Zero Asset Managers Initiative, Principles for Responsible Investment (PRI), the Institutional Investors Group on Climate Change (IIGCC), and Climate Action 100+ (CA100+).
For further details on Aegon’s active ownership activities, see the Responsible Investment and Active Ownership reports published by Aegon Asset Management.
Engagement with policymakers
Aegon acknowledges the importance and necessity of government action in addressing climate change. Engagement with policymakers is critical to shaping our investment environment, and we work independently and in collaboration with industry groups to engage on key climate issues.
At the European level, Aegon supports the goals of the EU strategy for financing the transition to a sustainable economy and recognizes the important role financial actors play in the transition. Aegon has engaged with officials and contributed to consultations on the corresponding sustainable taxonomy and ESG disclosure regulations, the incorporation of sustainability risks into the Solvency II regulatory regime, and the development of standards for the reporting of non-financial
information. Aegon has also continued to advocate for action to complete the Capital Markets Union to unlock capital from institutional and cross-border investors to fund sustainable transition projects in Europe.
In the United States, Aegon has engaged with policymakers at both the federal and state levels to ensure appropriate climate-related regulation. Aegon has supported regulatory measures that appropriately differentiate between the climate exposures of life insurers and property-casualty insurers. At both the federal and state levels, Aegon has supported TCFD-based disclosure standards that would provide uniform and consistent information to stakeholders, while minimizing the potential for duplication and redundancy. Aegon expects that these efforts will support the transition to a more sustainable economy.
Metrics and targets
Own operations
Aegon measures and reports annually on its operational carbon footprint. Our main operations (the United States, the Netherlands, the United Kingdom, and AAM) have been carbon neutral since 2016 by reducing their facility-level emissions and supporting offset projects. In 2019, we extended the scope of our offsetting to cover all of our wholly-owned operations. An overview of our total operational emissions can be found on page 392, Value Created (Society/Operational Footprint).
In line with our
net-zero
commitment announced in November 2021, Aegon has set a supporting target to reduce the carbon footprint of its operational activities by 25% by 2025, compared to the 2019 baseline. The target includes the consumption of natural gas and electricity. In 2021, the carbon footprint of Aegon’s operational activities was 54% lower than 2019. While some of these reductions can be traced to our initiatives to stimulate hybrid working - which for instance led to the closing of several offices in Iowa in 2021 - there has also been a temporary benefit from fewer employees in the office due to the
COVID-19
pandemic, which we expect to reverse over time. Through implementing our hybrid working policy and other initiatives, we will work towards achieving our target. Aegon will also look towards expanding the scope of measurement of our greenhouse gas emissions and explore setting further targets against these in the future.

Aegon Integrated Annual Report 2021

Frameworks and initiatives

Investments and holdings
Targets
In late 2021, as part of its commitment to the
Net-Zero
Asset Owner Alliance, Aegon set initial targets for its investments. Following the guidance in the
Inaugural 2025 Target Setting Protocol,
for 2025 Aegon intends to reduce the weighted average carbon intensity of corporate fixed income and listed equity General Account assets by 25% against a 2019 baseline.
In 2021, the weighted average carbon intensity of our corporate fixed income and equity investments stayed flat, compared to 2019. At the end of 2021, our business units ensured our new commitment was captured in their investment mandates, as a first step towards our net-zero
ambition.

Weighted Average Carbon Intensity of Corporate Fixed Income and Listed Equity

		2019	2021	Change
Weighted average carbon intensity	tCO 2 e/EURm revenue	490	490	0%
Source: Aegon calculation. Values as of December 31, 2021. Climate metrics calculated per Methodology section below. Climate change data availability may change over time and characteristics will vary. Certain information
©
2022 Sustainalytics, MSCI ESG Research L.L.C. Reproduced with permission. Not for further distribution.

Disclosure
Since 2020 we have extended the scope of measurement and reporting of the carbon footprint of our investments to our global General Account holdings. In 2021, we have updated the figures to better align with the scope of our reduction target.

Global general account by asset class
(in %)

Aegon Integrated Annual Report 2021

Frameworks and initiatives

Global General Account – Corporate Fixed Income and Listed Equity

		Corporate FI	Coverage

Absolute footprint	tCO 2 e	4,886,000	72%
Relative intensity	tCO 2 e/EURm invested	110	72%
Weighted average carbon intensity	tCO 2 e/EURm GDP	490	97%
Climate change resiliency	ND-GAIN rating	9.9	73%
Source: Aegon calculation. Values as of December 31, 2021. Climate metrics calculated per Methodology section below. Relative intensity, weighted average carbon intensity, and carbon risk values have been adjusted to account for variance in coverage. Climate change data availability may change over time and characteristics will vary. Certain information
©
2022 Sustainalytics, MSCI ESG Research L.L.C. Reproduced with permission. Not for further distribution.

Corporate fixed income and listed equity results are dominated by holdings in the utilities, energy, and materials sectors where their contribution to the footprint and intensity of the account greatly outweighs their financial position. The chart below provides an indication of active weight by sector against both the absolute footprint and weighted average carbon intensity (WACI).

Active contribution by sector
(in %)

Aegon Integrated Annual Report 2021

Frameworks and initiatives

Global General Account – Sovereign Fixed Income

		Sovereign FI	Coverage

Absolute footprint	tCO 2 e	15,088,000	100%
Relative intensity	tCO 2 e/EURm invested	620	100%
Weighted average carbon intensity	tCO 2 e/EURm GDP	310	100%
Climate change resiliency	ND-GAIN rating	67	100%
Source: Aegon calculation. Values as of December 31, 2021. Climate metrics calculated per Methodology section below. Relative intensity, weighted average carbon intensity and carbon vulnerability values have been adjusted to account for variance in coverage. Climate change data availability may change over time and characteristics will vary.

While our largest sovereign holdings are in US and EU member state-issued bonds, the results are dominated by holdings from other countries, including emerging markets, where their contribution to the footprint and intensity of the account greatly outweighs their financial position. The chart below provides an indication of active weight by region against both the absolute footprint and weighted average carbon intensity (WACI).

Active contribution by region
(in %)

Methodology
Corporate fixed income and listed equity metrics were calculated following the Partnership for Carbon Accounting Financials (PCAF) guidelines and include scope 1 and 2 emissions.
For sovereign assets, Aegon follows a “whole economy” approach based on country-level emissions and GDP. Weighted Average Carbon Intensity (WACI) was calculated in line with the TCFD’s recommendations. Carbon risk for corporate issuers is measured using the Sustainalytics Carbon Risk Rating, while climate vulnerability for sovereign issues is measured using the Notre Dame Global Adaptation Initiative (ND-GAIN) Country Index. Target figures are set in line with Net-Zero Asset Owner Alliance guidance.
Next Steps
Aegon will seek to continue to improve its climate change strategy, governance, and approach to risk and opportunity measurement and implementation in the coming years. For example, in 2022 we expect to further enhance our 2025 targets to meet Net-Zero Asset Owner Alliance membership requirements. As the company’s experience with climate issues grows, Aegon will look to increase the breadth of disclosures and further incorporate climate considerations across the business as appropriate.

Aegon Integrated Annual Report 2021

Frameworks and initiatives

Sector-specific initiatives
Aegon has signed up and committed to several-sector specific initiatives, including the UN Principles for Sustainable Insurance (PSI), and the Dutch International Responsible Business Conduct (IRBC) Agreement.
UN Principles for Sustainable Insurance (PSI)
Aegon is one of the founding signatories of the UNEP FI’s Principles for Sustainable Insurance. The aim of the PSI is to make sure sustainability becomes ‘business as usual’. The PSI comprises four basic principles. As a signatory, Aegon reports annually on the actions taken to implement the PSI’s four principles, as shown in the following table.

Principles	Actions taken (2021)
1. We will embed in our decision-making environmental, social and governance (ESG) issues relevant to the insurance business.

As of December 2021, Aegon replaced its Responsible Business and Investment Committee (RBIC) with a Global Sustainability Board (GSB) that interfaces with Local Sustainability Boards in the business units. This step was taken to further integrate ESG topics across our organization. The GSB consists of relevant Management Board members, Local Sustainability Board Chairs and senior management. They discuss ESG matters related to the business and investing on a quarterly basis, and provide advice to Aegon’s Executive Board. Additionally, as per our Executive Board’s Remuneration Policy, at least 50% of a member’s variable compensation must be determined by non-financial performance indicators, where at least one must be ESG-related. Moreover, a significant risk or compliance incident related to ESG may result in a malus adjustment or claw-back of a member’s variable compensation.

In November 2021, Aegon signed up to the UN Global Compact and the Net-Zero Asset Owner Alliance. In support of this, Aegon’s Responsible Investment Policy was updated in January 2022. All of our public ESG policies and frameworks are available at www.aegon.com.

ESG risks are covered by Aegon’s risk universe. Risk management regularly interacts and cooperates on ESG risks, including climate risk. This is covered in more detail in the Sustainability section and the TCFD section of this report. Of note for 2021, were the climate scenarios run on our accounts to refine our understanding of our exposure to climate risk.

We are working on expanding our offering of products and services that factor in ESG criteria. In 2021, we enhanced our customer propositions in the Netherlands by introducing a new ‘green’ mortgage to help people pay for sustainable home improvements. Aegon Asset Management (AAM) and Aegon UK partnered with the Global Ethical Finance Initiative (GEFI) to introduce the new Aegon Global Sustainable Sovereign Bond Fund. Aegon UK also acquired Pension Geeks, a business specializing in connecting people with their finances through innovative engagement techniques, communication, and events.

From a general investment perspective, ESG integration and active ownership are principles we follow across all decisions and portfolios. AAM is a signatory to the Principles for Responsible Investment.

For more information, please see: Business Environment Scan – page 10;
Sustainability – pages 20-23; Sharing value with our stakeholders – pages 26-32;
Policies and Procedures – pages 353-356;
Enterprise Risk Management (ERM) framework – pages 73-77;
Task Force on Climate-related Financial Disclosures – pages 372-378.

CONTINUED >

Aegon Integrated Annual Report 2021

Frameworks and initiatives

Principles	Actions taken (2021)

2. We will work together with our clients and business partners to raise awareness of ESG issues, manage risk and develop solutions.
For clients, guided by our overarching Responsible Investment Policy, Aegon Asset Management (Aegon AM) has established a Responsible Investment Framework that reflects these key elements including similar policies put forward by Aegon AM’s clients. Our Responsible Investment Framework is structured as follows:

1. ESG integration – Material ESG factors are fundamental to our investment decision- making across all Aegon AM portfolios. By integrating ESG considerations into traditional financial analysis, the Aegon AM research team arrives at an independent view of an issuer’s fundamentals.

2. Active ownership – We actively engage with investee companies across a wide range of industries to improve their ESG profile and address sustainability issues, often in cooperation with other investors to maximize our influence. We also exercise any shareholder voting rights we have to support our engagement efforts and enhance long-term value creation for all stakeholders.

3. Solutions – Aegon AM provides a range of responsible investment solutions to pursue ESG objectives alongside financial returns. These solutions are categorized into four types: exclusion-based strategies, best-in-class strategies, sustainability-themed strategies, and impact investments.

For our business partners, in specific our suppliers, we are steadily integrating best- practice ESG criteria and requirements into our supplier selection, development, and ordering processes. 2021 was our second year working with sustainability rating company EcoVadis to evaluate the ESG risks of our top 250 vendors by spend (representing 85.5% of Aegon’s total procurement spend). We now have valid EcoVadis scorecards for 81 of our top vendor accounts, covering 59% of the spend of these relationships.

For more information, please see: Sustainability; Sharing value with our stakeholders – pages 29-30.

3. We will work together with governments, regulators and other key stakeholders to promote widespread action across society on ESG issues.
Aegon has a dedicated Global Government & Public Affairs department, whose aim is to support regulators and lawmakers. We advocate worldwide for people to have access to insurance and financial services, for people to be aware of opportunities for flexible employment in old age and for governments to plan and provide for their citizens in an age of increasing longevity. Aegon also encourages financial literacy around the world and engages with individuals and policymakers in service of helping people to achieve wealth and health wherever we can. Aegon is active in many international projects that aim to fulfill this goal; for example, an Organization for Economic Cooperation and Development (OECD) working group on the future of work, and the Living, Learning, and Earning Longer initiative led by the World Economic Forum (WEF). Within Aegon, our Silver Starters program (developed jointly with the Leyden Academy on Vitality and Ageing) provides online coaching to entrepreneurs aged 50 and over to promote lifelong learning and healthy attitudes to aging.

For more information, please see: Sharing value with our stakeholders – pages 31-32.

4. We will demonstrate accountability and transparency in regularly disclosing publicly our progress in implementing the Principles.	Each year, we publish progress against the PSI principles. Our progress report is included as part of our IAR, and is available at www.aegon.com.

Aegon Integrated Annual Report 2021

Frameworks and initiatives

International Responsible Business Conduct (IRBC) Agreement in the insurance sector

In 2018, Aegon stated its intent to support the spirit and objectives of the Dutch International Responsible Business Conduct Agreement in the insurance sector (also known as ‘the covenant’). By doing so, Aegon will attempt to act, where possible, in accordance with the objectives and undertakings agreed in the covenant and will be receptive to commitment, cooperation, and knowledge-sharing during the implementation of the covenant. The covenant is a collaborative initiative of the Dutch government, non-governmental organizations, and Dutch insurers.

The objective of the covenant is to prevent, mitigate, and/or remediate adverse impacts on stakeholders and the environment that are caused or contributed to by Aegon’s investee companies The covenant asks insurance companies to apply investment policies and practices in accordance with the processes and principles of the OECD Guidelines for Multinational Enterprises and the UN Guiding Principles on Business and Human Rights.

Aegon N.V.’s Responsible Investment Policy draws heavily on the aforementioned Principles and Guidelines. To stipulate the relevance hereof, Aegon became a signatory to the UN Global Compact (UNGC) in November 2021. The Policy is instrumental to Aegon’s investment practices as executed by Aegon Asset Management (Aegon AM), the company’s global asset manager responsible for managing most of Aegon’s investments.

At the beginning of 2021, Aegon AM conducted a global investment screening to identify investee companies that allegedly breach the Principles and Guidelines, as well as the wider UNGC Principles (or are at risk of doing so). In addition, our screening exercise looked specifically at companies’ supply chain oversight, biodiversity controversies, access-to-medicine programs, and labor rights controversies. Applying these findings, we set the prioritization for our engagement activity, which in 2021 saw Aegon AM initiate or continue engagements with over 60 companies.

In most cases, Aegon AM continues the process of engagement until we believe that the portfolio company is aligned with our policies, although exclusion ultimately remains an option. More information on the active ownership approach and practices on behalf of Aegon and other clients, see the Responsible Investment and Active Ownership reports published by Aegon AM.

With biodiversity being the IRBC’s annual theme for 2021, Aegon AM actively participated in a series of dedicated collaborative engagements and in drafting a thematic framework. The framework brings together relevant information, international legislation and regulations, tips, and other support that insurers can use in relation to biodiversity. The engagements were geared toward reducing deforestation risks and providing relevant input and learnings. Together with signatories of the covenant including NGOs, Aegon AM supported engagement efforts with three major listed food companies processing, amongst others, meat and dairy products. With soy often being used as feed for cattle and with tropical forests in parts of Brazil being cleared for both soy production and use as pasture for grazing cattle, the selected companies were considered to be at risk of contributing to deforestation via their supply chain. Engagement focused on supply chain oversight regarding deforestation, sustainable use of soy, alternative sourcing, and the use of viable alternative protein sources. This included locally-sourced animal feed, nature-inclusive farming, and considerations on a different protein product selection, such as plant-based products.

As in previous years, good health and wellbeing (SDG 3) continues to be one of our focal topics. The continued ill-effects of the COVID-19 outbreak confirmed our decision to address access to adequate health services and improve access to medicine. To avoid situations in which health emergencies push people into bankruptcy or poverty, we believe it is crucial to strive for universal health coverage and sustainable financing for health. It is also the case that, in the second year of the COVID-19 pandemic, a significant part of the global population still lacks sufficient and equitable access to vaccines. Based on the IRBC’s 2020 annual theme, Aegon AM continued to emphasize access-to-medicine programs in its collaborative engagement and voting efforts, where considered to be effective.

Mitigating climate change (SDG 13) remains another focus area for Aegon. Please refer to the TCFD section for discussion of our actions and progress through 2021.

Aegon Integrated Annual Report 2021

Value created

Value created

Aegon strives to create long-term value for a broad range of stakeholders, including its customers, employees, business partners, and investors, as well as society at large. Our Value Creation Model (pages
24-25)
provides a high-level overview of the value we create for each stakeholder group. The Value Creation Model also depicts Aegon’s inputs and outputs based on the six capitals as introduced by the Integrated Reporting <IR> Framework of the International Integrated Reporting Council (IIRC).
This chapter builds on Aegon’s Value Creation Model and provides detailed data related to Aegon’s inputs, outputs and outcomes with a specific focus on the company’s sustainability performance. The data included in this chapter is grouped based on Aegon’s five stakeholder groups. Each indicator disclosed in the tables is linked to the relevant (IIRC) capital to illustrate their aligment.
Many figures in the tables have been rounded, and as such some totals may not sum.
Year-on-year
changes have been calculated using unrounded numbers.
Customers
Delivering long-term value to customers is central to Aegon’s purpose of
Helping people live their best lives
and provides the foundation for the company’s strategy. While we aim at increasing our customer base and delivering customer value in terms of claims, benefits and plan withdrawals, our main focus stays on customer satisfaction.

Capital	Indicator	2021	2020	Change 2020 to 2021		2019

Customer: Number

	Total customers	31.7 million	30.4 million	4.4%		29.9 million

	Americas	17.5 million	16.2 million	8.3%		16.1 million

Customer	The Netherlands	2.7 million	2.5 million	7.1%		2.6 million

	United Kingdom	3.9 million	3.8 million	1.1%		3.7 million

	International	7.7 million	7.9 million	(3.1%	)	7.5 million

	New customers	3.8 million	4.6 million	(17.5%)		4.3 million

Customer: Satisfaction

	Benchmarked Net Promoter Score (NPS) 1)

	Market Position

	United States	= Market Average	NM	NA		NM

Customer	The Netherlands	≤ Market Average	NM	NA		NM

	United Kingdom	> Market Average	NM	NA		NM

	Complaints

	Total customer complaints 2)	86,075	80,510	6.9%		91,348

Customer: Value

Manufactured	Claims, benefits and plan withdrawals
	Total claims, benefits and retirement plan withdrawals	EUR 61.9 billion	EUR 57.4 billion	7.9%		EUR 59.4 billion
NA – not applicable
NM – not measured
pp – percentage points

1
Customer satisfaction is measured in benchmarked Net Promoter Score
(SM)
(NPS
®
), and is based on the question: ‘How likely are you to recommend Aegon/Transamerica to a friend or colleague?” It is a single, easy-to-understand
metric that predicts overall company growth and customer lifetime value. Customers answer based on a
0-10
scale, where those answering 9 or 10 are deemed ‘promoters’, those answering 7 or 8 are ‘passive’, and 6 to 0 are ‘detractors’. NPS is calculated by subtracting the percentage of detractors from the percentage of promoters. On an annual basis, we measure the NPS of our core markets (the Netherlands, the United Kingdom, and the United States) and compare findings against peers in each local market. Our target is to ensure that customer satisfaction in each of our core markets, measured in benchmarked Net Promoter Score
(SM)
(NPS
®
), remains at or above the average of our peers. In the UK, the competitive set used for the survey consisted of 10 brands (pension providing peers). In the Netherlands, the competitive set used per line of business for the survey consisted of 25 brands (life), 37 brands (pension schemes), 22 brands (savings), 30 brands (P&C), 27 brands (mortgages). In the United States the competitive set per line of business used for the survey consisted of 25 brands (life) and 19 brands (retirement).

2	Includes all written and verbal complaints.

Aegon Integrated Annual Report 2021

Value created

Employees
Employees are a key part of our success, and, at Aegon, we want them to share in that success. As our business progresses and grows, we are better able to provide fulfilling careers, advancement opportunities, and development. Our value creation efforts for our employees focus on topics including inclusion and diversity, employee engagement, and employee training and development.

Capital	Indicator	2021	2020	Change 2020 to 2021		2019

Employees: Workforce

	Location

	Workforce 1)	22,271	22,322	(0.2%	)	23,757

Human and Intellectual	United States	7,675	7,960	(3.6%	)	8,570
	The Netherlands	3,855	3,930	(1.9%	)	3,998
	United Kingdom	2,476	2,307	7.3%		2,261
	International	6,590	6,598	(0.1%	)	7,393
	Asset Management	1,675	1,527	9.7%		1,535

	Direct employees	17,936	17,989	(0.3%	)	18,905

Employees: Inclusion and diversity

	Gender

	Proportion of women employees	50%	50%	1pp		49%

	Proportion of women in senior management	34% (at target)	32% (at target)	2pp		29%

Human	Proportion of women in senior management (target) 2)	34%	32%	2pp		NA

	Proportion of women in Supervisory Board	38%	38%	0pp		29%

	Proportion of women in Executive Board	0%	0%	0pp		0%

	Proportion of women in Management Board 3)	20%	17%	3pp		18%
NA – not applicable
NM – not measured
pp – percentage points

1	Direct employees and tied agents
2
In this context, senior management includes our Management Board and extends up to two levels below the Management Board (depending on the number of employees in each business or country unit). The 2021 target and performance data do not include employees in our Central and Eastern Europe businesses that are in the process of being divested.

3	Includes the members of the Management Board and the Executive Board.
CONTINUED >

Aegon Integrated Annual Report 2021

Value created

Capital	Indicator	2021	2020	Change 2020 to 2021		2019

Employees: Recruitment and retention

	Recruitment

	Number of new hires	2,540	2,217	15%		2,974

	Leavers

	Number of leavers	1,727	2,831	(39%	)	3,935

	Proportion voluntary leavers	78%	69%	8pp		59%

	Resignation	69%	NM	NM		NM

	Retirement	6%	NM	NM		NM

	Other voluntary 1)	3%	NM	NM		NM

Human and Intellectual	Proportion involuntary leavers	22%	31%	(8pp	)	41%

	Redundancy	13%	20%	(7pp	)	36%

	Termination	7%	NM	NM		NM

	Transfer	0%	NM	NM		NM

	Other involuntary	1%	NM	NM		NM

	Turnover

	Turnover rate	12%	15%	(3pp	)	22%

	Voluntary	10%	10%	0pp		13%

	Involuntary 2)	3%	5%	(2pp	)	9%
NA – not applicable
NM – not measured
pp – percentage points

1	Includes leavers due to natural causes or personal reasons.
2	Involuntary turnover does not include strategic transfers where employees continue paid employment outside Aegon.
CONTINUED >

Aegon Integrated Annual Report 2021

Value created

Capital	Indicator	2021	2020	Change 2020 to 2021	2019

Employees: Health and safety

	Absence 1)

Human	Number of days lost to employee absence	96,479	93,464	3.2%	107,313

	Employee absence rate	1.7%	1.7%	0pp	1.8%

Employees: Training and development

	Investment in training and career development	EUR 9.5 million	EUR 10.8 million	(12.1%)	EUR 16.9 million

Intellectual	Average investment in training and career development per employee (EUR)	428	486	(11.9%)	711

Employees: Engagement

	Global Employee Survey 2)

	Engagement	68	72	(4pp)	67

	Leadership	57	63	(6pp)	55

	Inclusion	74	79	(5pp)	76

Social and Relationship	Diversity	72	73	(1pp)	69

	Participation rate	77%	82%	(5pp)	86%

	Proportion of employees covered by collective bargaining / labor agreements 3)	17.3%	17.6%	(0.3pp)	16.8%

Employees: Remuneration

	Total employment costs	EUR 1.9 billion	EUR 2.0 billion	(4.9%)	EUR 2.1 billion

Human	Salary costs	EUR 1.3 billion	EUR 1.3 billion	(0.5%)	EUR 1.3 billion

	Ratio of median to CEO salary 4)	28:1	32:1	NM	33:1

	Policy compliance (Global Remuneration Framework)	95%	95%	0.0pp	94%
NA – not applicable
NM – not measured
pp – percentage points

1
Employee absence refers to time off from work as a result of illness or injury. It excludes permitted leave of absence such as holiday, study/training, maternity or paternity leave and compassionate leave.

2
Global Employee Survey is provided through Culture Amp. In 2021, three engagement surveys were conducted throughout the year (Q1, Q2 and Q3). The results and participation rate disclosed are regarding the most recent survey, which was conducted in the third quarter of 2021.

3
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

4	Figures cover all employment costs relating to both staff and CEO. Please refer to the Remuneration Report 2021 (pages 55-72) for more details.

Aegon Integrated Annual Report 2021

Value created

Business partners
Our global network of partners and suppliers helps us operate a successful business that creates value for all stakeholders. We design our procurement processes to deliver excellent value for money for our business functions while also contributing to a sustainable global supply chain through integrating best-practice ESG criteria and requirements into our supplier selection, development, and ordering processes.

Capital	Indicator	2021	2020	Change 2020 to 2021	2019

Business partners: Brokers and intermediaries

Financial	Commissions paid to brokers and other intermediaries	EUR 2.6 billion	EUR 2.3 billion	12.2%	EUR 2.4 billion

Business partners: Reinsurers

Financial	Premiums paid to reinsurers	EUR 3.5 billion	EUR 2.7 billion	30.1%	EUR 2.4 billion

Business partners: Goods and services

	Total spend on goods and services	EUR 1.7 billion	EUR 1.6 billion	4.8%	EUR 1.6 billion

	Spend on goods and services with top 250 (‘in-scope’) suppliers 1)	EUR 1.4 billion	EUR 1.3 billion	5.1%	NM
	Proportion total spend on goods and services with top 250 (‘in-scope’) suppliers	85.5%	85.3%	0.3pp	NM
Social and Relationship	Number of ‘in-scope’ suppliers assessed for ESG performance 2)	81	67	20.9%	NM
	Spend on goods and services with suppliers assessed for ESG performance 2)	EUR 0.8 billion	EUR 0.8 billion	10.4%	NM
	Proportion spend on goods and services with top 250 (‘in-scope’) suppliers assessed for ESG performance	59.2%	56.4%	2.8pp	NM
NA – not applicable
NM – not measured
pp – percentage points

1	Our top 250 suppliers consistently represent at least 80% of our total supplier spend.
2	Scored for environment, social and governance (ESG) performance through the EcoVadis rating platform.

Aegon Integrated Annual Report 2021

Value created

Investors
Aegon seeks to provide a consistent and attractive return on investment to its investors around the world, based on a resilient and sustainable business model.

Capital	Indicator	2021	2020	Change 2020 to 2021		2019

Investors: Corporate Governance 1)

Human and Intellectual	Supervisory Board
	Membership	8	8	NA		6
	Average tenure (years)	4	NM	NA		NM
	Average age	63	NM	NA		NM
	Executive Board
	Membership	2	2	NA		2
	Average tenure (years)	3	NM	NA		NM
	Average age	58	NM	NA		NM
	Management Board
	Membership	8	10	NA		9
	Average tenure (years)	4	NM	NA		NM
	Average age	52	NM	NA		NM

Investors: FInancial Returns

Financial	Returns to investors paid in the year	EUR 509 million	EUR 370 million	37%		EUR 899 million
	Dividend payments 2)	EUR 289 million	EUR 123 million	135%		EUR 611 million
	Interest (payments to bondholders) 3)	EUR 220 million	EUR 248 million	(11%	)	EUR 288 million
	Dividend over the fiscal year per common share 4)	EUR 0.17	EUR 0.12	42%		EUR 0.31
	Share price (change)	35.8%	(20.0%)	NM		0.3%
	Total shareholder return (TSR)	40.6%	(18.4%)	NM		8.0%
NA – not applicable
NM – not measured
pp – percentage points

1
Aegon has a
two-tier
system of corporate governance, with an independent Supervisory Board and a separate Executive Board. The Executive Board (consisting of the CEO and CFO) is supported by a Management Board.

2	Does not include impact of share buy-backs. Calculation reflects IFRS accounting of inventory effects of share repurchases relating to dividends paid in stock.
3	This was referred to as ‘Coupon payments’ in our previous IAR.
4	Aegon’s final dividend for 2021 is subject to approval by the company’s Annual General Meeting of Shareholders, due to take place in May 2022.

Aegon Integrated Annual Report 2021

Value created

Society
We strive to add value to the communities where we operate through tax payments, charitable donations, and volunteer work.
Where possible, we seek to ensure a positive environmental impact, whether through our direct operations or our investment activities.

Capital	Indicator	2021	2020	Change 2020 to 2021		2019

Society: Responsible investment

	Responsible investment solutions (RIS)

	Assets under management in RIS 1)	EUR 177.7 billion	EUR 167.0 billion	6.4%		NM

Manufactured	Exclusions 2)	EUR 160.5 billion	EUR 157.6 billion	1.9%		NM

	Best-in-class 3)	EUR 10.2 billion	EUR 3.3 billion	207.9%		NM

	Sustainability-themed 4)	EUR 2.9 billion	EUR 2.4 billion	23.5%		NM

	Impact investments 5)	EUR 4.1 billion	EUR 3.7 billion	8.2%		NM

	Engagement and voting 6)

	Number of engagements with investee companies 7)	596	575	3.7%		564

	Proportion engagements addressing environment themes	31%	25%	6pp		NM

Intellectual	Proportion engagements addressing social themes	19%	21%	(2pp	)	NM

	Proportion engagements addressing governance themes	38%	53%	(15pp	)	NM

	Proportion engagements addressing general disclosure themes	11%	8%	3pp		NM

	Number of shareholder meetings of invested companies where votes cast	2,963	2,511	18.0%		2,321
NA – not applicable
NM – not measured
pp – percentage points

1
Assets under management/advisement by Aegon Asset Management, comprises both proprietary and non-proprietary
assets of third party clients. Joint ventures are excluded. Responsible investment products and services may vary regionally. We have evaluated our approach to measuring assets under management (AuM) that follow exclusionary strategies, and have decided to narrow the definition thereof to make it more relevant. Although the Aegon N.V. Responsible Investment Policy and its mandated exclusions apply to all General Account assets of Aegon N.V. entities, we added a relevancy standard to our process to determine whether certain General Account asset classes should be counted in AuM subject to exclusions, given the applicability of the Aegon N.V. exclusion list to that asset class. The removal of asset classes such as commercial mortgage loans and US structured securities drove the decrease. Based on this evaluation, we re-stated
2020 figures.

2
Utilize negative screening to avoid certain sectors, companies or practices based on specific criteria. Covers proprietary investments of Aegon Asset Management and funds of third party clients which are also aligned to those same criteria.

3	Seek to outperform by emphasizing positive screening of issuers with better or improving ESG profiles relative to sector peers.
4	Focus on issuers whose activities or practices are aligned with sustainability themes in an effort to generate competitive returns over the long term.
5	Pursue financial returns alongside measurable positive social and/or environmental impact.
6
With regards to engagement, through our investment exposure, and where appropriate, we look to build a constructive dialogue with the companies and bodies either bilaterally or as part of an investor consortium, as we promote responsible business practices. With regards to voting, for Aegon AM’s relevant investment strategies that incorporate equities, we seek to execute votes in alignment with our engagement objectives and clients’ best interests, often in favor of shareholder resolutions.

7
Source Aegon AM as of December 31, 2021. Percentages may not sum to 100 due to rounding. Themes are divided according to the main issue. At times, there is more than one theme for an engagement. A small number of engagements were outsourced and therefore not included in this dataset.

CONTINUED >

Aegon Integrated Annual Report 2021

Value created

Capital Indicator	2021	2020	Change 2020 to 2021	2019
Society: Investment footprint

Corporate Fixed Income + Listed Equity (CFI) 1)

Proportion CFI holding assessed for carbon emissions	72%	77%	(5pp)	NM

CFI absolute footprint (metric tons CO 2 e)	4,886,000	4,878,000	0.2%	NM

CFI relative intensity (metric tons CO 2 e/EURm invested)	110	110	0.0%	NM

Weighted average carbon intensity (metric tons CO 2 e/EURm revenue)	490	470	0.0% 2)	490

Weighted average carbon intensity (coverage)	97%	97%	(0pp)	95%

Carbon Risk Rating (Sustainalytics)	9.9	9.4	0.5	NM

Carbon Risk Rating (Sustainalytics) (coverage)	73%	63%	10pp	NM
Natural
Sovereign Fixed Income (SFI) 3)

Proportion SFI holding assessed for carbon emissions	100%	98%	2pp	NM

Absolute footprint (metric tons CO 2 e)	15,088,000	13,863,000	8.8%	NM

Relative intensity (metric tons CO 2 e/EURm invested)	620	500	24.0%	NM

Weighted average carbon intensity (metric tons CO 2 e/EURm GDP)	310	330	(6.1%)	NM

Weighted average carbon intensity (coverage)	100%	98%	2pp	NM

Climate change resiliency (ND-GAIN rating)	67	67	0	NM

Climate change resiliency (coverage)	100%	98%	2pp	NM
NA – not applicable
NM – not measured
pp – percentage points

1
Global General Account assets only. Aegon calculation. Values as of December 31, 2021. Climate metrics calculated per Methodology section. Relative intensity, weighted average carbon intensity and carbon risk values have been adjusted to account for variance in coverage. Climate change data availability may change over time and characteristics will vary. Certain information
©
2022 Sustainalytics, MSCI ESG Research L.L.C. Reproduced with permission. Not for further distribution.

2	The change expressed here concerns 2019 to 2021.
3
Global General Account assets only. Aegon calculation. Values as of December 31,2021. Climate metrics calculated per Methodology section. Relative intensity, weighted average carbon intensity and carbon vulnerability values have been adjusted to account for variance in coverage. Climate change data availability may change over time and characteristics will vary.

CONTINUED >

Aegon Integrated Annual Report 2021

Value created

Capital	Indicator	2021		2020		Change 2020 to 2021		2019
Society: Tax transparency
	Tax transparency
	Total taxes borne by Aegon	EUR 381 million		EUR 319 million		NA		EUR 615 million
	Corporate income tax 1)	(EUR 18 million	)	EUR 10 million		NA		EUR 42 million
Social and	Americas	EUR 55 million		(EUR 43 million	)	NA		(EUR 12 million	)
Relationship	The Netherlands	(EUR 75 million	)	EUR 33 million		NA		EUR 32 million
	United Kingdom	(EUR 2 million	)	EUR 14 million		NA		(EUR 9 million	)
	Others	(EUR 3 million	)	EUR 6 million		NA		EUR 31 million
	Taxes collected on behalf of others	EUR 2.41 billion		EUR 2.51 billion		NA		EUR 2.45 billion
Society: Community investment
	Community investment
	Cash donations 2)	EUR 9.4 million		EUR 9.5 million		(1.3%	)	EUR 8.2 million
	Financial security and education	EUR 2.0 million		EUR 3.0 million		(35.7%	)	NM
	Financial Education and Literacy	EUR 1.6 million		EUR 2.7 million		(40.9%	)	NM
	Employability Later in Life	EUR 0.3 million		EUR 0.3 million		8.9%		NM
	Well-Being and Longevity	EUR 5.6 million		EUR 5.7 million		(1.1%	)	NM
	Physical Fitness	EUR 0.2 million		EUR 0.2 million		(16.0%	)	NM
	Mental Vitality	EUR 0.5 million		EUR 0.9 million		(38.7%	)	NM
	Prevention of Diseases	EUR 1.3 million		EUR 1.7 million		(23.2%	)	NM
	Livable Communities	EUR 3.6 million		EUR 2.9 million		25.2%		NM
Social and	Other	EUR 1.8 million		EUR 0.8 million		131.5%		NM
Relationship	Proportion of cash donations to key themes	81%		92%		(11pp	)	NM
	Financial security and education	21%		32%		(11pp	)	NM
	Well-Being and Longevity	60%		60%		0pp		NM
	Number of organizations receiving donations	469		481		NA		541

	Volunteering
	Volunteering hours	6,806		4,399		54.7%		19,448
	Volunteering value 3)	EUR 0.3 million		EUR 0.2 million		46.5%		EUR 0.9 million

	Total investment
	Total value community investment	EUR 9.7 million		EUR 9.7 million		(0.3%	)	EUR 9.0 million
	Total value community investment as proportion of net result	0.6%		17.6%		(17pp	)	0.6%
NA – not applicable
NM – not measured
pp – percentage points

1
Please note, there is often no direct correlation between tax reported on earnings for any given year and amounts paid or received in tax. Part of the explanation for this is that certain tax-deductible
items are not recognized in the Company’s profit & loss statement but directly in equity. Additionally payments and refunds for prior years can impact the amounts paid or received in the current year. Furthermore, the 2021 US tax liability will be satisfied entirely by losses carryforwards and tax credits, including low income housing tax credits.

2	Cash donations refer to charitable donations to charities and other non-profit organizations, done in accordance with the Aegon N.V. Charitable Donations Standards.
3	Volunteering value is calculated using an average hourly employee expenses rate based total employment costs.
CONTINUED >

Aegon Integrated Annual Report 2021

Value created

Capital	Indicator	2021	2020	Change 2020 to 2021		2019
Society: Compliance
	Policy compliance 1)
	Proportion employees completing training on Code of Conduct	98%	97%	2pp		95%
	Anti-bribery and corruption	87%	89%	(2pp	)	89%
	Conflict of interest	98%	92%	6pp		85%

	Pricing and product development	97%	93%	4pp		94%
	Systematic Integrity Risk Assessment (SIRA) 2)
Social and Relationship	Actions completed	77%	76%	1pp		69%
	Actions completed and progressing within deadline	81%	80%	1pp		77%

	Incidents
	Incidents/attempts of fraud	889	4,014	(77.9%	)	4,541
	Proportion through employees	0.1%	NM	NM		NM
	Proportion through intermediaries	21.4%	NM	NM		NM
	Proportion through third parties	78.5%	NM	NM		NM

	Fines and settlements 3)
	Significant fines to address cases of mis-selling	EUR 0.0 million	EUR 8.2 million	NM		EUR 0.3 million
NA – not applicable
NM – not measured
pp – percentage points

1
Policy compliance reflects business units’ compliance with specific requirements of those policies. Where there is not full compliance, this does not indicate a breach of the policy, but areas where units have requested time to further strengthen internal governance. Prior to 2021, compliance with Aegon anti-bribery and corruption policies was expressed as combined metric of the separate Aegon Conflict of Interest and Aegon Gift & Entertainment policies. The latter has since been incorporated into a new unified Aegon Anti-bribery and Corruption policy. As such, there is not a complete like-for-like
comparison of 2021 performance with previous years. Compliance with the Aegon Conflict of Interest is now reported separately as a distinct item, backdated to 2019 on a like-for-like
basis.

2
Aegon undertakes an annual systematic integrity risk assessment (SIRA), as part of which all regions provide insight into their local anti-fraud programs and indicate that controls with regard to internal, external, and intermediary fraud are properly designed and operating effectively. Aegon takes actions to address any gaps in performance.

3	Includes any fines in excess of EUR 100,000.
CONTINUED >

Aegon Integrated Annual Report 2021

Value created

Capital	Indicator	2021	2020	Change 2019 to 2021 3)		2019
Society: Operational footprint
	Greenhouse gas (GHG) emissions (metric tons CO 2 e) 1)
	Scope 1 (gas)	5,557	NM	(9.5%	)	6,138
	Scope 2 (electricity gross/location)	16,366	NM	(54.1%	)	35,659
	Scope 2 (electricity net/market)	203	NM	(60.7%	)	516
	Scope 3 (air travel)	2,101	NM	(80.4%	)	10,739
	Total GHG emissions (gross/location)	24,024	NM	(54.3%	)	52,536
	Total GHG emissions / EUR million revenue (gross/location)	1.0	NM	(48.8%	)	1.9
	Total GHG emissions / employee (gross/location)	1.3	NM	(52.4%	)	2.8
	Total GHG emissions (net/market)	7,861	NM	(54.8%	)	17,392
	Total GHG emissions / EUR million revenue (net/market)	0.3	NM	(49.4%	)	0.6
	Total GHG emissions / employee (net/market)	0.4	NM	(53.0%	)	0.9

	Operational reduction target 2)
	Absolute reduction against baseline	(28,512)	NM	(54.3%	)	NA

	Energy (MWh)
	Fuel (gas)	27,288	NM	(9.0%	)	30,002
Natural	Electricity (renewable)	49,283	NM	(39.4%	)	81,282
	Green tariff / Renewable Energy
	Certificate (REC)	49,259	NM	(39.4%	)	81,254
	Self-generated	24	NM	(11.5%	)	28
	Electricity (non-renewable)	580	NM	(70.5%	)	1,968
	Electricity (total)	49,863	NM	(40.1%	)	83,249
	Energy (total of fuel and electricity)	77,151	NM	(31.9%	)	113,252
	Renewable electricity (% of total electricity)	99%	NM	1pp		98%
	Renewable energy (% of total energy)	64%	NM	(8pp	)	72%

	Air travel (million km)
	Total distance	16.3	NM	(84.2%	)	103.4
	Travel class as proportion of total distance
	Economy	87%	NM	NA		NM
	Premium	13%	NM	NA		NM
	Route type as proportion of total distance
	<500km	3%	NM	NA		NM
	>500km	97%	NM	NA		NM
NA – not applicable
NM – not measured
pp – percentage points

1
Operational GHG emissions are based on the energy consumption and air travel activity of our four largest business units (Transamerica, Aegon the Netherlands, Aegon UK and Aegon Asset Management), which in 2021 comprised 81% of our global (direct employee) headcount. GHG emissions are calculated according to the ‘market’ and ‘location’ based methodologies of the GHG Protocol, on a country-level basis and using locally applicable emission conversion factors. For the market-based measurement we source conversion factors for electricity consumption from individual suppliers, 99% of which is zero carbon through our purchase of renewable electricity in the form of ‘green tariff’ supply contracts and renewable energy certificates (RECs). For the location-based approach, we source conversion factors for electricity consumption from the Environmental Protection Agency (eGRID) for the US, from the European Environment Agency for the Netherlands and from the Department for Environment, Food & Rural Affairs (Defra) for the UK. Under both approaches, we source conversion factors for gas consumption from Defra (100% mineral for the US, and 5% biofuel blend for the Netherlands and the UK). Conversion factors for air travel are sourced solely from Defra due to applicability for all countries. As part of the calculation of GHG emissions, the underlying activity data is extrapolated to cover for unmeasured headcount.

2
Aegon has set a target to reduce the carbon footprint of its operational activities by 25% by 2025 against a 2019 baseline (using the location-based measurement). In 2021, the carbon footprint of Aegon’s operational activities reduced by 54.3% compared with 2019. While some of these reductions can be traced to our initiatives to stimulate hybrid working for instance reductions in leased space across the US in 2021 there has also been a temporary benefit from fewer employees in the office due to the
COVID-19
pandemic, which we expect to reverse over time. Through implementing our hybrid working policy and other initiatives, we will work towards achieving our target. Aegon will also look towards expanding the scope of measurement of our GHG emissions and explore setting further targets against these in the future.

3
Supporting data and calculation methodology for measurement of GHG emissions has been re-evaluated
for the 2019 baseline year, and applied to the 2021 reporting year. Operational GHG emissions for 2020 have not been recalculated, and to avoid inconsistency have been omitted from reporting. The change expressed here concerns 2019 to 2021.

Aegon Integrated Annual Report 2021

External recognition

External recognition
At Aegon, we actively participate in high-profile sustainability performance benchmarks to provide transparency for our stakeholders and wider society in the integration of sustainability considerations into our business operations. We also proactively engage with business information platforms incorporating sustainability performance data, including Bloomberg and Refinitiv.
Performance ratings
We have received independent recognition from sustainability ratings, demonstrating that our baseline practices are in good shape. Improvement during the course of 2021 shows, in part, the positive impact of our current sustainability focus and related commitments. As these assessments are conducted throughout the year, we regularly update our latest scoring and peer positioning via the dedicated ‘
External recognition
’ page included under ‘Sustainability’ on the Aegon website. The overview provided below details our scores at February 2022.
MSCI:
As of 23 December 2021, Aegon N.V. received a rating of AA (on a scale of
AAA-CCC)
in the MSCI ESG Ratings assessment
1)
.
Sustainalytics:
As of November 2021, Aegon N.V. received an ESG Risk Rating of 14.6 and was assessed by Sustainalytics to be at low risk of experiencing material financial impacts from ESG factors. Aegon NV’s ESG Risk Rating places it in the 5 th
percentile in the Insurance industry assessed by Sustainalytics
2)
.
ISS:
As of 12 February 2022, Aegon N.V. has received an ESG Corporate Rating of C+ (Prime) from ISS, a provider of end-to-end
responsible investment and governance solutions to the global financial community
3)
.
FTSE4Good:
As of June 2021, Aegon N.V. is a constituent company in the FTSE4Good Index Series, designed to identify companies that demonstrate strong environmental, social and governance practices measured against globally recognized standards
4)
.
Moody’s ESG Solutions:
As of January 2022, Aegon N.V. has an ‘ESG overall score’ rating of “robust”. We are a constituent in two
Euronext indices
using Moody’s ESG Solutions data
5)
:

♦	Eurozone 120 (the 120 most advanced companies in the Eurozone region)

♦	Benelux 20 (the 20 most advanced companies in the Benelux region)
CDP:
We participate in the annual CDP Climate Change disclosure, where we publish performance data, policies and practices related to the impacts and opportunities related to climate change in the context of our business activities. We maintained a rating of ‘C’ for our 2021 reporting year disclosure
6)
.

1	©2022 MSCI INC. ALL RIGHTS RESERVED www.msci.com/research-and-insights/esg-ratings-corporate-search-tool
2
© 2022 Sustainalytics. All rights reserved. This information has been developed by Sustainalytics (www.sustainalytics.com). Such information and data are proprietary of Sustainalytics and/or its third party suppliers (Third Party Data) and are provided for informational purposes only. They do not constitute an endorsement of any product or project, nor an investment advice and are not warranted to be complete, timely, accurate or suitable for a particular purpose.

Their use is subject to conditions available at www.sustainalytics.com/legal-disclaimers
3	© 2022 ISS Corporate Solutions. All Rights Reserved. www.issgovernance.com/esg/ratings/corporate-rating/
4	© FTSE Russell 2022 www.ftserussell.com/products/indices/ftse4good
5
© 2022 MOODY’S CORPORATION, MOODY’S INVESTORS SERVICE, INC., MOODY’S ANALYTICS, INC., FOUR TWENTY SEVEN, INC. (“FOUR TWENTY SEVEN”), VIGEO SAS (“V.E”) AND/OR THEIR LICENSORS AND AFFILIATES (COLLECTIVELY, “MOODY’S”). ALL RIGHTS RESERVED.
www.moodys.com/esg-solutions

6	© 2022 CDP Europe AISBL www.cdp.net/en

Aegon Integrated Annual Report 2021

Disclaimer

Disclaimer
Cautionary note regarding
non-EU-IFRS
measures
This document includes the following
non-EU-IFRS
financial measures: operating result before tax, income tax and result before tax. These non-EU-IFRS
measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures to the most comparable
EU-IFRS
measure is provided in note 5 Segment information of this report. Aegon believes that these non-EU-IFRS
measures, together with the
EU-IFRS
information, provide meaningful supplemental information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.
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
Forward-looking statements
The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements may contain information about financial prospects, economic conditions and trends and involve risks and uncertainties. In addition, any statements that refer to our sustainability, environmental and social targets, commitments, goals, efforts and expectations and other events or circumstances that are partially dependent on future events are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation, and expressly disclaims any duty, to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially and adversely from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

♦	Unexpected delays, difficulties, and expenses in executing against our environmental, climate, diversity and inclusion or other “ESG” targets, goals and commitments outlined in this document, and changes in laws or regulations affecting us, such as changes in data privacy, environmental, safety and health laws;
♦	Changes in general economic and/or governmental conditions, particularly in the United States, the Netherlands and the United Kingdom;
♦	Civil unrest, (geo-) political tensions, military action or other instability in a country or geographic region;
♦	Changes in the performance of financial markets, including emerging markets, such as with regard to:
♦	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
♦	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds;
♦	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds; and
♦	The impact from volatility in credit, equity, and interest rates;
♦	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
♦	Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;
♦	Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries;
♦	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
♦	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
♦	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
♦	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;
♦	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
♦	Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;
♦	The frequency and severity of insured loss events;
♦	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

Aegon Integrated Annual Report 2021

Disclaimer

♦	Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;
♦	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
♦	Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;
♦	Customer responsiveness to both new products and distribution channels;
♦	As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which we do business may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;
♦	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;
♦	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, Cash Capital at Holding, gross financial leverage and free cash flow;
♦	Changes in the policies of central banks and/or governments;
♦	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
♦	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
♦	Consequences of an actual or potential
break-up
of the European monetary union in whole or in part, or the exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;
♦	Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;
♦	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;
♦	Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer
(G-SII);
and
♦	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels.
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

Aegon Integrated Annual Report 2021

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

Aegon Annual Report on Form 20-F 2021

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

Aegon Annual Report on Form 20-F 2021

Index to Exhibits

Exhibits

Index to Exhibits
1	Articles of Association. (1)
2.1	Any instruments defining the rights of long-term debt holders. None of our instruments relating to long-term debt has total amount of securities authorized thereunder that exceed 10% of our consolidated total assets. Pursuant to the requirement of this item, we agree to furnish to the SEC upon request a copy of any instrument defining the rights of holders of long-term debt of us or of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
2.2	Description of securities. (2)
4.1	1983 Amended Merger Agreement. (3)
4.2	Voting Rights Agreement. (4)
4.3*	Transamerica 401(k) Retirement Savings Plan. (5)
8	List of Subsidiaries of Aegon N.V. - Incorporation by reference to Note 49 of this Annual Report.
12.1**	Certification of the Chief Executive Officer pursuant to Rule 13A-14 or 15D-14 of the Securities Exchange Act of 1934.
12.2**	Certification of the Chief Financial Officer pursuant to Rule 13A-14 or 15D-14 of the Securities Exchange Act of 1934.
13**	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350.
15**	Consent of independent registered public accounting firm.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Schema Linkbase Document
101.CAL	XBRL Taxonomy Calculation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document
101.LAB	XBRL Taxonomy Labels Linkbase Document
101.PRE	XBRL Taxonomy Presentation Linkbase Document
104.	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
(1) Incorporated by reference to Form 6K (0001104659-13-046533) filed with the SEC on June 4, 2013.
(2) Incorporated by reference to Exhibit 2 to Form 8-A12B filed with the SEC on April 11, 2018.
(3) Incorporated by reference to Exhibit 4.1 to Form 20-F 2013 filed with the SEC on March 21, 2014.
(4) Incorporated by reference to Exhibit 4.2 to Form 20-F 2013 filed with the SEC on March 21, 2014.
(5) Incorporated by reference to Exhibit 99.1 to Registration Statement on Form S-8 (No. 333-238186) filed with the SEC on May 12, 2020.

*	Indicates management contract or compensatory plan.
**	Furnished herewith.

Aegon Annual Report on Form 20-F 2021

Signatures

Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Aegon N.V.
/s/ Matthew J. Rider

Matthew J. Rider Chief Financial Officer

Date: March 21, 2022

Aegon Annual Report on Form 20-F 2021

aegon.com