Form 20-F
period 2022-12-31
AEGON NV
filed 2023-03-22
CIK 769218

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
-
FORM
20-F
-
(Mark One)
☐
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR
☒
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
2,109,430,229 common shares and 546,196,080 common shares B
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
☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).
☐
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
of the Exchange Act).
☐
Yes No
☒

Cross reference table Form
20-F

1	Identity of Directors, Senior Management and Advisers	n/a

2	Offer Statistics and Expected Timetable	n/a

3	Key Information

3A	[Reserved]	n/a

3B	Capitalization and indebtedness	n/a

3C	Reasons for the offer and use of proceeds	n/a

3D	Risk factors	360-383

4	Information on the Company

4A	History and development of the Company	2-3, 8-29, 282-283, 451-452

4B	Business overview	89-92, 335-359, 384

4C	Organizational structure	2-3, 383-284

4D	Property, plants and equipment	385

4E	Unresolved Staff Comments	n/a

5	Operating and Financial Review and Prospects

5A	Operating results	102-124

5B	Liquidity and capital resources	83-88, 213-216, 246-247, 256-261, 387

5C	Research and development, patent and licenses etc.	n/a

5D	Trend information	8-29, 100-124

5E	Critical accounting estimates	164-169, 274-278

6	Directors, Senior Management and Employees

6A	Directors and senior management	42-47

6B	Compensation	57-76, 205-207, 285-286

6C	Board practices	36-40

6D	Employees	15, 23-25, 93, 197, 386

6E	Share ownership	36-40, 72-73, 320-322

7	Major Shareholders and Related Party Transactions

7A	Major shareholders	37-40, 320-322

7B	Related party transactions	285-286

7C	Interest of experts and counsel	n/a

8	Financial Information

8A	Consolidated Statements and Other Financial Information	126-132, 274-278, 323-329, 376-378, 387

8B	Significant Changes	n/a

9	The Offer and Listing

9A	Offer and listing details	388

9B	Plan of distribution	n/a

9C	Markets	388

9D	Selling shareholders	n/a

9E	Dilution	n/a

9F	Expenses of the issue	n/a

Aegon Annual Report on Form 20-F 2022

10	Additional Information

10A	Share capital	n/a

10B	Memorandum and articles of association	389-390

10C	Material contracts	392

10D	Exchange controls	393

10E	Taxation	394-397

10F	Dividends and paying agents	n/a

10G	Statement by experts	n/a

10H	Documents on display	452

10I	Subsidiary Information	n/a

10J	Annual Report to Security Holders	n/a

11	Quantitative and Qualitative Disclosures About Market Risk	77-82, 83-88, 169-190, 239-242

12	Description of Securities Other than Equity Securities	n/a

13	Defaults, Dividend Arrearages and Delinquencies	n/a

14	Material Modifications to the Rights of Security Holders and Use of Proceeds	n/a

15	Controls and Procedures	94-95

16A	Audit committee financial expert	50-53

16B	Code of Ethics	93

16C	Principal Accountant Fees and Services	398

16D	Exemptions from the Listing Standards for Audit Committees	n/a

16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	399

16F	Change in Registrant’s Certifying Accountant	n/a

16G	Corporate Governance	36-40, 391

16H	Mine Safety Disclosure	n/a

16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	n/a

17	Financial Statements	Refer to Item 18

18	Financial Statements	126-318, 323-329

19	Exhibits	453

Aegon Annual Report on Form 20-F 2022

Contents
2

About Aegon

4	2022 milestones
6	CEO letter
8	Our strategy and value creation

33

Governance and risk management

34	Boards and Governance
77	Risk management
89	Regulation and supervision

97

Financial information

102	Results of operations
126	Financial statements
335	Business overviews

400

Non-financial information

401	Basis of preparation
405	Sustainability approach
410	Regulation and compliance
419	Our commitments
427	Task Force on Climate-related Financial Disclosures
434	Value created

VI	Aegon Annual Report on Form 20-F 2022

Welcome to Aegon’s Annual Report on Form 20-F 2022

This is Aegon’s Annual Report on Form
20-F
for the year ended December 31, 2022. The report outlines the challenges and opportunities facing our business today and how we address these through our purpose, vision, and strategy, to create long-term value for our stakeholders. The report also contains the 2022 consolidated financial statements and company financial statements of Aegon N.V. (from page 97).
This document contains Aegon’s Annual Report as filed on Form
20-F
(also referred to in this document as “Annual Report”) with the United States Securities and Exchange Commission (SEC).
We have prepared the Annual Report on Form 20-F in accordance with requirements of the U.S. Securities and Exchange Commission and the International Financial Reporting Standards, as issued by the IASB.
Aegon prepares its consolidated financial statements in accordance with IFRS and with Part 9 of Book 2 of the Netherlands Civil Codefor purposes of reporting with the U.S. SEC, including financial information contained in this Annual Report on Form
20-F.
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
EU-IFRS
differs from IFRS in respect of certain paragraphs in IAS 39 “Financial Instruments: Recognition and Measurement” regarding hedge accounting for portfolio hedges of interest rate risk. Under
EU-IFRS,
Aegon applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU “carve out” version of IAS 39. Under IFRS, hedge accounting for fair value macro hedges cannot be applied to mortgage loans and ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.
This information is prepared by revising the hedge accounting impacts that are applied under the EU “carve out” version of IAS 39. Financial information under IFRS accordingly does not take account of the possibility that had Aegon applied IFRS as its primary accounting framework it might have applied alternative hedge strategies where those alternative hedge strategies could have qualified for IFRS compliant hedge accounting. These decisions could have resulted in different shareholders’ equity and net income amounts comparedto those indicated in this Annual Report on Form
20-F.
A reconciliation between
EU-IFRS
and IFRS is included in note 2.1 to the consolidated financial statements.
This Annual Report on Form
20-F
includes the following
non-IFRS
financial measure: operating result and addressable expenses. The reconciliation of operating result to the most comparable IFRS measure is presented in note 5 ‘Segment information’ of the consolidated financial statements. Operating result is calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures in Brazil, China, India, the Netherlands, Portugal and Spain and Aegon’s associates in France, the Netherlands and United Kingdom. The information on the following tables also includes the non-IFRS
financial measure operating result after tax. This is the
after-tax
equivalent of operating result. The reconciliation of addressable expenses to operating expenses, the most comparable IFRS measure, is presented in the section Results of Operations. Operating expenses are all expenses associated with selling and administrative activities (excluding commissions). This includes certain expenses recorded in other charges for segment reporting, including restructuring charges. Addressable expenses are calculated by excluding the following items from operating expenses: direct variable acquisition expenses, restructuring expenses (including expenses related to the operational improvement plan), and expenses related to acquisitions and disposals. Addressable expenses are reported on a constant currency basis.
Throughout this document, Aegon N.V. is referred to as either “Aegon” or “the Company”. For the purposes of this report, “member companies” shall mean, with respect to Aegon N.V., those companies consolidated in accordance with Dutch legislation relating to consolidated accounts.
References to “NYSE” and “SEC” relate to the New York Stock Exchange and the US Securities and Exchange Commission respectively. Aegon uses “EUR” and “euro” when referring to the lawful currency of European Monetary Union member states; “USD” and “US dollar” when referring to the lawful currency of the United States, and “GBP”, “UK pound”, and “pound sterling” when referring to the lawful currency of the United Kingdom.
If you have comments or suggestions about this report, please contact our offices in The Hague, the Netherlands. Contact details may be found on page 451.

Aegon Annual Report on Form 20-F 2022 | 1

About Aegon Governance and risk management Financial information Non-financial information

About Aegon
Aegon is an integrated, diversified, international financial services group. We offer investment, protection, and retirement solutions, always with a clear purpose:
Helping people live their best lives.
This commitment requires a sustainable, future-oriented business that actively considers all stakeholders, including our customers, employees, investors, business partners, and society at large. Our roots date back almost 180 years to the first half of the 19 th
century. Our strategy focuses on three core markets (the United States, the United Kingdom, and the Netherlands
1
), three growth markets (Brazil, China, and Spain & Portugal), and one global asset manager. Aegon’s head offices are based in The Hague, the Netherlands.

Million customers	Women in senior management 2

29 .5	36%

Employee engagement score	Weighted average carbon intensity 3

70%	39 0
Business overview
Aegon allocates capital toward profitable opportunities in its core and growth markets, and Aegon Asset Management. As an international financial services group, we share capital, talent, knowledge, processes, and technologies across our different businesses. We derive our revenues and earnings from insurance premiums, investment returns, fees, and commissions. For simpler types of solutions, we are growing our direct distribution capabilities to engage with customers directly.

1
On October 27, 2022, Aegon announced that it has reached an agreement with a.s.r. to combine its Dutch pension, life and non-life
insurance, banking, and mortgage origination activities with a.s.r. The closing of the transaction is subject to customary conditions. Based on the required steps, and necessary approvals, the transaction is expected to close in the second half of 2023.

2	Please refer to page 23 and page 405 for further information.
3	Metric tons CO2e/EURm revenue of corporate fixed income and listed equity general account assets. For details on the methodology used, please see our TCFD disclosure (Methodology) on page 433.

2	Aegon Annual Report on Form 20-F 2022

About Aegon

Aegon’s core markets
In the United States, Aegon operates primarily under two brands: Transamerica and World Financial Group Insurance Agency, an affiliated insurance agency. Transamerica has two divisions, Workplace Solutions and Individual Solutions. Workplace Solutions offers retirement plan recordkeeping, advisory services, employee benefits, group annuities, collective investment trusts, health savings and flexible savings accounts, individual retirement accounts, and stable value solutions to employers and their employees. Through several distribution channels, Transamerica’s Individual Solutions division offers life insurance, annuities, and mutual funds to retail customers.

In the Netherlands, Aegon focuses on life insurance, long-term savings, pension and annuity solutions, and mortgages. The Workplace Solutions business focuses on new-style
defined contribution pension solutions, associated disability services, and pensions administration. Under the Knab brand, Aegon provides digital banking solutions. In 2022, we announced that Aegon the Netherlands will be combined with a.s.r. to create a leading Dutch insurance company
1
.

In the United Kingdom, Aegon is the market-leading investment platform, providing a broad range of investment, retirement solutions, and protection products to individuals, advisers, and employers. Aegon UK accesses customers through the workplace and retail financial advisers.

Aegon’s growth markets

In China, Aegon owns a 50% stake in Aegon THTF Life Insurance Company, which offers life insurance solutions through a network of branches, primarily in eastern China.

In Brazil, Aegon has a 54.9% economic interest, inclusive of 50% of voting common shares, in Mongeral Aegon Group (MAG Seguros), the country’s third-largest independent life insurer. MAG Seguros offers individual protection solutions. Together with Banco Cooperativo do Brasil (Bancoob), MAG Seguros also operates a joint venture company dedicated to providing life insurance and pension products within the Sicoob, Brazil’s largest cooperative financial system.

In Spain & Portugal, Aegon has a strategic partnership with Banco Santander to distribute life, health, and non-life
insurance products through the bank’s branches, with Aegon owning a 51% stake in the joint venture. Aegon Spain’s own distribution channel offers life insurance, health insurance, and pension products.

One global asset manager

Aegon Asset Management (Aegon AM) is an active global investment business that manages assets of EUR 293 billion for a global client base consisting of pension plans, public funds, insurance companies (including Aegon’s subsidiaries), banks, wealth managers, family offices, and foundations. Aegon AM is active in Aegon’s core and growth markets, as well as in France, Germany, and Hungary. Aegon AM owns 49% of Aegon-Industrial Fund Management Company, a Shanghai-based asset manager.
Aegon’s operations in small and niche markets
Aegon operates a small number of businesses that are
sub-scale
or active in small or niche markets and are managed with tight capital and a bias to exit. Since 2020, we have been exiting various sub-scale
positions globally. These include our businesses in Central & Eastern Europe, which have been sold to Vienna Insurance Group AG. This transaction is being closed over several stages and is expected to be completed in 2023 pending the required local regulatory approvals. In 2022, Aegon decided that for Transamerica Life (Bermuda), the best path to maximizing value involves the internal reinsurance of the universal life portfolio to Transamerica. This approach will ensure better alignment and management of risk, and free up excess capital. In other sub-scale
and niche markets, such as India, Aegon’s businesses operate with tight capital and a focus on expense management.
Further information on our businesses can be found in the business overview section on page 335 of this report.

Aegon Annual Report on Form 20-F 2022 | 3

About Aegon Governance and risk management Financial information Non-financial information

2022 milestones
Q1	Q2

◆
Following Russia’s invasion of Ukraine, Aegon announces it will not make future investments in companies based in Russia or Belarus, and that it will update its Responsible Investment Policy accordingly.

◆	Transamerica completes its lump-sum buyout program with an 18% take-up rate. The program had been made available to certain policyholders of variable annuities with guaranteed minimum income benefits.

◆	Aegon-Industrial Fund Management Company, Aegon’s asset management joint venture in China, receives the Excellence Award for Corporate Social Responsibility from the Shanghai Daily newspaper.

◆
In the Netherlands, Aegon lends its support to the Stap vooruit (“Step forward”) program, an initiative by 14 NGOs to help people at risk of experiencing debt-related poverty to develop their financial resilience.

◆	Transamerica earns a score of 100% in the Human Rights Campaign Foundation’s 2022 Corporate Equality Index (CEI), which measures workplace equality for LGBTQ+ employees.

◆
Aegon completes the divestment of its Hungarian businesses to Vienna Insurance Group AG Wiener Versicherung Gruppe (VIG). This is the first step in the completion of the sale of Aegon’s insurance, pension, and asset management businesses in Central & Eastern Europe to VIG for EUR 830 million, as announced in November 2020.

◆	Transamerica acquires TAG Resources, strengthening its competitive position in the pooled retirement plan market, a key strategic growth driver for the business.
◆
Aegon completes a tender offer for selected subordinated notes, which was more successful than initially anticipated. A total of EUR 429 million of subordinated notes were repurchased, reducing Aegon N.V.’s gross financial leverage
1
into the targeted range of EUR
5.0-5.5 billion.

◆
Aegon UK transfers GBP 3 billion of customer assets into strategies that consider environmental, social, and governance (ESG) credentials, as part of Aegon’s commitment to transition its default
UK-based
pension funds to net zero by 2050.

◆	Aegon completes the divestment of its business in Turkey to VIG. This is the second step in the completion of the sale of Aegon’s businesses in Central & Eastern Europe to VIG.

◆	Aegon AM is named Responsible Investor of the Year in the asset manager category at the Insurance Asset Risk Awards 2022 - UK & Europe.

◆
Effective the second quarter of 2022, Aegon AM partnered with Taurus Investment Holding in the launch of a USD 600 million venture in the United States to acquire value-add
multifamily dwellings and transition them to
low-carbon,
energy-efficient buildings.

◆	Aegon is included in the newly launched AEX ESG Index, consisting of companies included in the two main indices of the Euronext Amsterdam Stock Exchange that demonstrate best ESG practices.

◆
Transamerica adds to its growing suite of workplace financial wellness solutions with the Emergency Savings Account product, enabling employers to help staff save for unexpected events and improve their financial wellbeing.

1
Aegon defines gross financial leverage as debt or debt-like funding issued for general corporate purposes and for capitalizing Aegon’s business units. Gross financial leverage includes hybrid instruments, and subordinated and senior debt.

4	Aegon Annual Report on Form 20-F 2022

About Aegon

Q3	Q4

◆
Aegon’s digital-only bank in the Netherlands, Knab, celebrates its 10 th
anniversary. The bank grew its
fee-paying
customer base by over 44,000 to 346,000 in 2022. The
10-year
milestone is shared with Aegon Cappital, which was established as the Netherlands’ first Premium Pension Institution in 2012, and has since grown to become the market leader. Today, Aegon Cappital administers pension plans for more than 5,600 employers in the Netherlands with a 99% retention rate.

◆
Transamerica teams up with Smart and Finhabits to expand retirement plan coverage for underserved (small) businesses and their employees. The new program offers a simple, bilingual, and affordable alternative to state-mandated retirement plans in California and other US states.

◆	Transamerica achieves its target of USD 450 million long-term care rate increases and continues to work with state regulators to get pending and future actuarially justified rate increases approved.
◆
Aegon announces it will combine its Dutch operations with a.s.r. The combination will create a leading Dutch insurance company. This marks a pivotal step towards Aegon’s ambition to build leaders in its chosen markets.

◆	Aegon completes the divestment of its 50% stake in the Spanish insurance joint venture with Liberbank to Unicaja Banco as announced in May 2022.

◆
Aegon appoints a Global Head of Inclusion and Diversity. Her responsibilities include creating the conditions for a diverse and inclusive working environment in line with Aegon’s purpose and sustainability approach.

◆	Transamerica Life (Bermuda) reinsures a closed block life insurance portfolio with Transamerica to better align and manage risks and free up excess capital.

◆	Transamerica announces it will maintain full ownership of the variable annuities portfolio in the near term and maximize its value through active management.

◆	Aegon completes the final tranche of the EUR 300 million share buyback program announced following the completion of the sale of the company’s Hungarian operations.

◆	The number of licensed life agents in World Financial Group grows to more than 62,000, a 20% increase compared with the fourth quarter of 2021, adding to the strength of this distribution channel.

Aegon Annual Report on Form 20-F 2022 | 5

About Aegon Governance and risk management Financial information Non-financial information

CEO letter

6	Aegon Annual Report on Form 20-F 2022

About Aegon

A new chapter for Aegon
Against this challenging backdrop, we moved forward with executing the strategy first announced at our Capital Markets Day in late 2020. Building on the hard work and progress of the previous year, we took steps to improve the company’s operating performance and financial resilience, by further strengthening our balance sheet and reducing our risk profile.
Moreover, we made important progress with our operational improvement plan aimed at improving our performance through a combination of expense savings and growth initiatives. At the end of 2022, we exceeded the targeted improvement of our operating result a year earlier than expected. Similarly, we realized our free cash flow target for the 2021–2023 period a year earlier than expected. In addition, we finalized the divestment of our businesses in Hungary and Turkey, enabling us to buy back EUR 300 million worth of shares and realize our deleveraging target.
Building on this foundation, our ambition remains to be a high-performance company that will be a leader in its chosen markets. In October 2022, we took a pivotal step in this direction, with the decision to combine the company’s Dutch pension, life and non-life
insurance, banking, and mortgage origination activities with those of a.s.r. to create a leading Dutch insurance company. I see this transaction as marking the end of the first stage of our transformation. While the next chapter will bring significant changes for many Aegon colleagues, it also comes with new opportunities, and I feel assured that all those involved can look forward to a bright future in a strong combined business.
Investing in our markets
Meanwhile, we took further steps on our path to create leading businesses in other markets. In the United States, we continued to invest in building on Transamerica’s advantageous position in pension plans offered through employers, and in individual life insurance. For our US Individual Solutions business, this resulted in a 20% increase in new life sales, as targeted management actions led to strong growth in the World Financial Group distribution channel.
We maintained our momentum in the United Kingdom, where we continued to focus on sustaining profitable growth in the retail and workplace channels of our platform. Unfavorable market developments led to third-party net outflows in our global asset manager as customers in the Global Platforms channel freed up liquidity in a rising interest rate environment which was not fully offset by continued net deposits in our Strategic Partnerships. In addition, we identified new opportunities to develop our business in our growth markets of Brazil, China, and Spain & Portugal, with the latter achieving sales growth of 18% in its bancassurance channel.
Despite the clear headway made this past year, there is still much work to be done to complete the next stages of our transformation. Aegon’s priority across each of its markets remains to deliver value to all stakeholders, including the environment and society at large. This sentiment, already embodied by our purpose and strengthened sustainability commitments, is further evidenced by the launch of Aegon’s Sustainability Roadmap 2025, a process led by our newly established Global Sustainability Board. The roadmap will help to embed sustainability more strongly and consistently within our organization, to help Aegon become a more sustainable business by 2025.
I am especially pleased to see our priority themes of climate change and inclusion and diversity reflected increasingly in our day-to-day
activities. In 2022, we took the first steps in our commitment to transitioning our general account investment portfolio to net-zero
greenhouse gas emissions by 2050, and we are well on track to meet our 2025 target of a 25% reduction in the carbon intensity of our corporate fixed income and listed equity assets. In addition, we introduced further measures to become a more inclusive and diverse organization, including by appointing a Global Head of Inclusion and Diversity.
Indebted to our employees
That we have made progress on so many fronts, and performed well in such challenging circumstances, speaks not only to the strength of our strategy, but equally to the resilience and hard work of our people around the world. Building a strong, future-proof organization is very much a team effort, and with the easing of the
COVID-19
pandemic, I am very pleased to see our employees returning to our offices, supported by our new hybrid way of working.
Thanks to these talented and dedicated colleagues, as well as our strong balance sheet and focused strategy, I feel confident about the future, and the opportunities that lie ahead for our company and its stakeholders. That said, we must never lose sight of our purpose as we navigate new challenges in an increasingly uncertain world. I would like to thank all our stakeholders for their continued contributions and commitment as we continue this journey together in 2023 and beyond.
The Hague, the Netherlands, March 22, 2023
Lard Friese
CEO of Aegon

Aegon Annual Report on Form 20-F 2022 | 7

About Aegon Governance and risk management Financial information Non-financial information

8	Aegon Annual Report on Form 20-F 2022

Our strategy and value creation

Guided by our purpose
Our purpose of
Helping people live their best lives
guides how we engage and work with our customers and our wider stakeholder base. At Aegon, we aim to maximize value for all stakeholders by enabling them to capture the opportunities offered by a changing demographic landscape, and to join us in shaping a healthy, equitable world. This approach provides the foundation for Aegon’s vision and strategy, as well as all subsequent business planning and decision-making.
Our solutions for investment, protection, and retirement are designed to help our customers make the most of a longer, multi-stage life and make the right choices for their future. For our workforce, we aim to foster a purpose-led,
inclusive culture that leads to rewarding and fulfilling career opportunities. With our business partners, we seek to cultivate strong, respectful relationships that enable them to support our customers. For our investors, we focus our efforts on generating predictable, competitive returns. We manage this alongside our ambition to have a positive impact on the world around us through our integrated sustainability approach, which includes our long-standing focus on responsible investing, and our net-zero
commitment.
Realizing our vision
Our vision is to be a leader in investment, protection, and retirement solutions. At the same time, we aim to create a resilient, future-fit
business: a well-managed and well-respected company that delivers value for all its stakeholders, including attractive, sustainable capital distributions to shareholders. Whereas our strategy directly supports this vision, our focus goes beyond operational or financial performance. We seek to achieve the financial objectives of our direct operations and investment activities alongside our ambition to have a positive impact on society and the environment.
Realizing this future vision will involve building on our existing strengths; first and foremost, our proven ability to operate trusted brands and leading retirement platforms around
Investment proposition

the world. Aegon has strong foundations in advanced retirement and global asset management solutions, protection solutions, as well as in under-penetrated growth markets. We are well placed to benefit from favorable structural trends and become a leader in our chosen markets, where demographic realities and volatile financial markets require customers to save more. In addition, we have a growing presence in large growth markets such as China and Brazil.
Our base of 29.5 million customers is a firm foundation to expand and evolve our business. We have the global reach to deliver our propositions to our customers, who will increasingly benefit from more sophisticated and tailored digital services and advice. Our global, integrated asset management business is key to our continued success, enabling us to grow our share of the overall assets under management over time.

Aegon Annual Report on Form 20-F 2022 | 9

About Aegon Governance and risk management Financial information Non-financial information

Value-creating capital allocation
We are creating a more focused business portfolio to deliver success for us and our stakeholders as we take steps to realize our vision. A central element of this approach is the reallocation of capital from our Financial Assets to our Strategic Assets in our three core markets, as well as to our three growth markets, and our global asset manager. We want to be seen as a leader that offers contemporary propositions and outstanding, digitally-enabled customer service.
The organization of Aegon’s core and growth markets is explained in the box out Our portfolio.
In October 2022, Aegon and a.s.r. reached an agreement to combine the Aegon the Netherlands business with a.s.r.’s business to create a leading Dutch insurance company. As part of the transaction, Aegon will receive a cash consideration and a 29.99% strategic share interest in the combination, with associated governance rights. Through its stake in the company, Aegon will benefit from a.s.r.’s improved operating capital generation and capital synergies.
Aegon believes that the combination will result in a strong, well-diversified Dutch insurance company that will be able to deliver a broad range of attractive products and services, with significant synergies and long-term benefits for customers, business partners, employees, and shareholders. As such, the combination represents a major step in Aegon’s ambition to become a leader in its chosen markets.
In parallel, we continue to operate a small number of businesses that are sub-scale
or active in small or niche markets and are managed with tight capital and a bias to exit. Since 2020, we have been exiting various sub-scale
positions globally. These include our businesses in Central & Eastern Europe, which have been sold to Vienna Insurance Group AG. This transaction is being closed over several stages and is expected to be completed in 2023 pending the required local regulatory approvals. In 2022, Aegon decided that for Transamerica Life (Bermuda), the best path to maximizing value involves the internal reinsurance of the universal life portfolio to Transamerica. This approach will ensure better alignment and management of risk, and free up excess capital. Transamerica Life (Bermuda) will continue to provide capital-light products to its customers as an alternative to interest-rate-sensitive products. In other sub-scale
and niche markets, such as India, Aegon’s businesses operate with tight capital and a focus on expense management.
Our portfolio
Aegon has narrowed its strategic focus to three core markets, three growth markets, and one global asset manager.
Core markets
We have three core markets – the United States, the Netherlands, and the United Kingdom. Within our core markets, we distinguish between Strategic Assets and Financial Assets.
Strategic Assets
are businesses with a greater potential for an attractive return on capital, and where Aegon is well-positioned for growth. In these businesses, Aegon will invest in profitable growth by expanding its customer base and increasing its margins. These businesses are:
◆	United States: Individual Solutions (selected life insurance products, investment products, and mutual funds), and Workplace Solutions (middle-market retirement plans and voluntary employee benefits);

◆	The Netherlands: Workplace Solutions, mortgage origination, and banking;

◆	United Kingdom: Workplace and Retail platform business, and protection.
Financial Assets are blocks of business that are capital-intensive with relatively low returns on capital employed. New sales for these blocks are limited and focused on products with higher returns and a moderate risk profile. We aim to maximize the value of these businesses through disciplined risk management and capital management actions. These businesses are:
◆	United States: Fixed and Variable Annuities with interest-rate-sensitive riders, and stand-alone long-term care;

◆	The Netherlands: term life, individual deferred annuities, and defined benefit group pensions.
Growth markets
Aegon focuses on three attractive growth markets – China, Brazil, and Spain & Portugal – that we will continue to access through our successful partnerships. Together with our partners, we will develop these businesses and capture the growth potential they provide while leveraging our global expertise and capabilities.
Aegon Asset Management
Aegon Asset Management is an active global investment business with approximately EUR 293 billion in assets under management. Leveraging our global brand and a global operating platform, Aegon AM operates in our core and growth markets as well as in France, Germany, and Hungary. In China, Aegon AM owns 49% of Aegon-Industrial Fund Management Company, an asset manager offering mutual funds, segregated accounts, and advisory services.

10	Aegon Annual Report on Form 20-F 2022

Our strategy and value creation

Clear strategic focus,
building on our strengths
We have identified several areas of our business in our different markets, together with corresponding actions, that will best contribute to profitable growth and create value for our customers, shareholders, and other stakeholders in the years ahead.
In the United States, the largest of our core markets, we aim to harness the current market dynamics that play into the historical strengths and presence of Transamerica. Our Workplace Solutions division is well positioned for growth in terms of volume and earnings, and we will further invest in growth with a focus on small and mid-sized
employers. The Individual Solutions division will invest in selected individual life, accumulation, and investment products and leverage our strong distribution capabilities in this large market.
In the Netherlands, following the transaction with a.s.r., the combined group will have a leading position in the Dutch pension market, become the market leader in disability insurance, and the number three player in property and casualty insurance. Furthermore, it will have enhanced scale in the origination and servicing of Dutch mortgages.
In the United Kingdom, where we are a market leader in workplace solutions and financial advice platforms, we aim to sharpen our competitive edge by improving the digital experience for customers, advisors, and employers.
We regard our global asset manager as an important contributor to realizing our strategy, and we aim to advance its growth. We are moving toward a global new-technology
platform to drive expenses down and make Aegon AM more scalable and client-focused.
In Aegon’s growth markets, we will continue to expand our businesses by making the most of the scale and untapped potential of these regions. Our strong local partnerships are key to this ambition. In Spain & Portugal, for instance, we continue to grow the business via our long-standing bancassurance partnership with Banco Santander. We will invest further in China and Brazil, where we aim to generate growing volumes and earnings, including by expanding distribution.
One of Aegon’s most important resources is the deep knowledge and expertise of its global workforce. We have a clearly defined workforce strategy and culture, through which we aim to preserve and develop our human and intellectual capital. Strong leadership is at the heart of this approach. In line with our strategy, regular talent reviews now take place with every Aegon leader to ensure their competencies and skillsets directly support their assignment in their respective business unit. More widely, we are stepping up our efforts to develop our people, hire new talent where appropriate, and invest in execution capabilities and skills. Intensifying the organizational rhythm in this way allows Aegon to shift to a high-performance culture.
Our expertise and capabilities travel across our markets, as what works for one region or customer group can also work well in another. A key focus of our strategy is therefore to leverage business synergies across our company and our different markets. For example, the link between our Strategic Assets and our global asset manager is strong. Likewise, Aegon AM’s teams strive to deliver strong investment returns, to support the sound and effective management of the large back books of our Financial Assets. Clear strategies and decisive actions will make these connections even stronger and more powerful in the years ahead.
We implemented the concept of “accountability within a clear framework,” which enables faster decision-making and provides clear accountabilities. Within this model, Aegon Group outlines strategy, allocates capital, defines risk appetite, sets targets, and drives strategy implementation. In addition, Aegon takes a centralized approach to determine functional mandates, set policies and frameworks, and provide shareholder services. Our business units develop local strategies and operating plans within the company’s strategic framework and ensure their implementation.

Aegon Annual Report on Form 20-F 2022 | 11

About Aegon Governance and risk management Financial information Non-financial information

Strong balance sheet and growing capital distributions
We maintain a strong balance sheet to be able to focus our time and energy on increasing our return on capital and the return of capital to shareholders. We have a clear capital management policy in place that informs our capital deployment decisions. The capital deployment of the company is driven by the Cash Capital at Holding and is supported by reliable remittances from the units. To strengthen our balance sheet, reduce our risk profile, and make Aegon more resilient, we have reduced our gross financial leverage to its target range.
In 2022, Aegon finalized the transaction to divest its Hungarian and Turkish operations, providing financial flexibility to reduce its financial leverage through a successful debt tender offer. In addition, we returned surplus cash capital to our shareholders via a EUR 300 million share buyback executed in three tranches over 2022.
Meanwhile, Aegon continued to pursue a range of actions to strengthen its capital position and reduce the volatility of the company’s solvency ratios. These included updating the valuation of certain life insurance reserves in the United States in the second quarter of 2022. This action, which was enabled by a multi-year model enhancement program, significantly strengthened Transamerica’s capital position. In addition, Aegon has freed up capital by reinsuring the universal life portfolio of Transamerica Life (Bermuda), our Asian high-net-worth
business, to Transamerica. To further reduce its risk exposure, in 2022 Aegon successfully completed a lump-sum
buy out program for certain variable annuity policies in Transamerica. Furthermore, Aegon achieved its extended target of USD 450 million rate increases for long-term care policies and will continue to work to get pending and future actuarially justified rate increases approved.
We continue to take actions to maximize the value of our Financial Assets. Based on extensive analysis, we have concluded that the best option with respect to the US variable annuity portfolio is to continue to own and actively manage it, at least in the near term. Engagements with third parties, and the extensive work undertaken, provide confidence in Aegon’s actuarial assumptions, hedging strategy, and approach to managing the portfolio. The dynamic hedging program, which we expanded in 2021 to include all variable annuity guarantees, continued to perform well in difficult markets during 2022 with a hedge effectiveness ratio of 97%. To further reduce the volatility of the capital position for regulatory reporting, we have decided to establish a voluntary reserve to better

align the recognition of fees on the variable annuities base contract with when they are earned.
Aegon’s dividends are typically expected to grow in line with sustainable free cash flows. Additional capital deployment

Improving operational performance

In 2020, we began taking concrete steps to transform the company to improve our long-term performance and ensure we continue to create value for our customers, shareholders, and other stakeholders. We have executed a rigorous and granular company-wide operational improvement plan that comprised 1,199 specific initiatives. The aim of the plan was to improve Aegon’s operating performance by reducing costs, expanding margins, and growing profitably. Of the 1,199 initiatives executed between the launch of the operational improvement plan in 2020 and the end of 2022, 921 were related to expense savings.

As of
year-end
2022, the operational improvement plan has resulted in an operating result uplift of EUR 627 million outperforming our expectations one year earlier than expected. Compared with the base year 2019, Aegon recorded a benefit from expense initiatives of EUR 366 million, or 92% of the savings targeted for 2023. Growth initiatives contributed EUR 262 million to the operating result. This is well above our target, and required less additional expenses than originally envisaged. As a result, Aegon achieved a greater net reduction in expense savings than the company had targeted.

Given the overall success of the program, and in light of upcoming changes to the group’s structure and reporting due to the transaction with a.s.r., Aegon has decided to close out the reporting on the operational improvement program. At the same time, improving efficiency, and driving commercial momentum remain key focus areas for Aegon going forward.

decisions will consider our deleveraging target, as well as planned management actions to improve and de-risk
the company.
We remain disciplined in our management of capital, and any surplus cash flows that are not used for value-added growth opportunities will be returned to shareholders over time, as demonstrated by the share buyback program executed in 2022. Following the completion of the transaction with a.s.r.,
Aegon anticipates that it will return EUR 1.5 billion of the cash proceeds to shareholders, barring unforeseen circumstances, to offset the dilutive effect of the transaction on free cash flow per share. Furthermore, the company intends to reduce its gross financial leverage by up to EUR 700 million.
Maintaining a strong balance sheet is a prerequisite for Aegon to achieve its vision and its sustainability ambitions. It allows us to build leading, advantaged businesses in our core and growth markets that can actively contribute to a healthier, more equitable society, and create value for our customers and wider stakeholder base in line with our purpose.

12	Aegon Annual Report on Form 20-F 2022

Our strategy and value creation

Sustainability
Aegon has a unique opportunity, and responsibility, to help create a healthy, equitable world. Our approach to sustainability is key to helping people live their best lives and protecting the future for all of us. We believe we have a responsibility to be part of global efforts to mitigate the threats presented by climate change and to capture the opportunities offered by moving to a more sustainable and equitable world. In 2022, we continued our efforts to integrate sustainability criteria into our products and activities, in line with stakeholders’ expectations. This included the adoption of our Sustainability Roadmap 2025 which will drive lasting value creation for our company and its stakeholders.
Addressing stakeholders’ expectations
At Aegon, we engage with our stakeholders to identify relevant sustainability issues. We consider the potential impact of sustainability issues on our business, as well as the societal and environmental impact we have as an organization in relation to these issues. In 2022, Aegon initiated its first double materiality assessment (DMA
1
) as one of the steps toward meeting the requirements of the Corporate Sustainability Reporting Directive (CSRD; see also page 413). The assessment process covered a range of sustainability topics and reconfirmed climate change and inclusion and diversity as the main areas of focus for our sustainability agenda. These two key themes, chosen as our priority themes in 2021, create lasting value for our stakeholders and are areas where we can have an impact through our investments, products, and operations while also minimizing risk for Aegon and our stakeholders. Other material topics, also identified during the double materiality assessment, are included in our wider sustainability approach.
Sustainability priority themes
In 2022, we took significant steps toward our ambitions for both our priority themes: climate change and inclusion and diversity. Furthermore, we are integrating these themes into our policies, and taking steps with our responsible investment approach to deliver further progress. This includes engaging with investors and collaborating with industry partners through initiatives such as the Principles of Responsible Investment (PRI; see page 16).

Aegon’s 2025 climate change commitments:

◆
  Reduce the weighted average carbon intensity (WACI) of our corporate fixed income and listed equity general account assets by 25% by 2025.
◆
  Invest USD 2.5 billion in activities to help mitigate climate change or adapt to the associated impacts by 2025.
◆
  Engage with at least the top 20 corporate carbon emitters in the portfolio by 2025.

2022 climate performance indicators

◆
  Weighted average carbon intensity of our corporate fixed income and listed equity general account assets: 390 metric tons CO
2
e/EURm revenue
2
◆
  20% reduction in WACI against 2019
◆
  Operational carbon footprint
3
16,999 metric tons CO
2
e
◆
  Reduction of operational carbon footprint against 2019: 59%
◆
  Green electricity purchased: 94%

Climate change
Climate change is a topic that has increasing significance for Aegon and its stakeholders. As a diversified financial services business, Aegon is well positioned to support society’s transition to a climate-resilient economy and a net-zero
world through various means. We have opportunities to finance the energy transition and climate resilience through our proprietary investments and responsible investment framework. We also have a responsibility to manage our investments to take account of climate risk. In addition, we offer our customers products that accelerate the path to net zero and have climate resilience built into them. We also take steps to improve our own climate impact by addressing our operational footprint.
Net-Zero
Asset Owner Alliance commitment
In November 2021, Aegon announced its company-wide commitment to transitioning its general account investment portfolio to net-zero
greenhouse gas (GHG) emissions by 2050. In this context, we joined the
Net-Zero
Asset Owner Alliance (NZAOA), a
UN-convened
group of institutional investors committed to decarbonization. To drive progress

1
At Aegon, we assess trends and developments on a regular basis to understand how they may impact our business and our stakeholders. We conduct a Business Environment Scan (BES) to identify emerging structural trends, risks, and opportunities with the potential to impact our financial strength and competitive position. Topics and developments identified through the BES are also factored into the Double Materiality Assessment (DMA), initiated by Aegon in 2022. The DMA complements the BES by enabling us to evaluate a range of sustainability-related topics, that have a high impact on Aegon and/or on which Aegon can impact society and the environment.

2	For details on the methodology used, please see our TCFD disclosure (Methodology) on page 427.
3	For details on the methodology used, please see footnote 12 Society: Operational footprint on page 446.

Aegon Annual Report on Form 20-F 2022 | 13

About Aegon Governance and risk management Financial information Non-financial information toward our 2050 commitment, we have set various targets, including the reduction of the weighted average carbon intensity (WACI) of our corporate fixed income and listed equity general account assets by 25% by 2025. In 2022, the weighted average carbon intensity of our own investment portfolio’s corporate fixed income and listed equity assets reduced by 20% compared with our 2019 baseline. This is the result of carbon considerations being further integrated into our investment processes, so we are on track to meet our 25% reduction target by 2025.
In line with the NZAOA Target Setting Protocol, at the end of 2022 Aegon added new targets to its overall commitment. These included publicly announcing our ambition to engage with (at least) the 20 biggest GHG emitters in our investment portfolio to encourage them to reduce their footprint. We have also committed to investing to help mitigate climate change or adapt to the associated impacts by 2025. For our climate change commitments, see the Box out Aegon’s 2025 climate change commitments on page 13.
In addition to our NZAOA commitments, Aegon has a number of other sustainability commitments, including to the UN Global Compact (UNGC), the UN Principles for Sustainable Insurance (PSI), and the Principles for Responsible Investment. A list of our commitments is available on page 419 of this report and on our website here:
Our commitments | Aegon.
Climate risk analysis
Undertaking regular climate risk analysis is a further key element of our climate-mitigation approach.
Aegon worked with Ortec Finance for a second consecutive year to conduct an extensive and systematic climate risk assessment for its general and separate account assets across all business units. The analysis investigated three plausible climate pathways (orderly, disorderly, and failed transitions) to explore potential future climate policies, interventions, and consequences of society’s failure to mitigate climate change.
Modeling results continue to indicate that Aegon’s general account portfolio remains resilient against key systemic climate risk drivers across all modeled climate scenarios over a
40-year
horizon. This is largely attributed to the high allocation of fixed income assets, which serves to limit the cumulative climate-related impact on returns.
Continuing to monitor developments in climate science, policy, technology, regulation, and consumer sentiment will remain critical for understanding and adapting to the future.
Sustainable financial services
We are increasingly integrating sustainability into our product development process, offering sustainable and Environmental, Social, and Governance (ESG)-focused alternatives and considering impact investing for the benefit of the climate and inclusion and diversity across different product ranges. We also promote active ownership by engaging on topics of climate risk. For example, we encourage the companies in which we invest on behalf of customers to use the Task Force on Climate-related Financial Disclosures (TCFD) guidelines for reporting. Additional information on our responsible investment activities, including recent product launches, is provided in the section on responsible investment on page 16.
In 2022, we expanded our range of sustainability-focused products. In the United Kingdom, we continued the process of transitioning a proportion of default funds to more sustainable strategies by incorporating new
ESG-focused
funds. We have now transitioned more than GBP 15 billion into such strategies and over 2022 the proportion of core default assets invested in ESG funds increased from 39% to 53%. In addition, we have created ESG “hubs” for customers, advisers, and employers. More widely, we continued to perform our regular customer assessments on sustainability preferences and differentiate how we educate our clients on key sustainability topics.
We continue to offer our customers financial services solutions that help address climate issues. As part of its strategy, our mortgage business in the Netherlands, Aegon Hypotheken, is taking steps toward an energy-neutral mortgage portfolio, through which it will only finance zero-on-the-meter
homes by 2050. Its customers are able to finance up to 106% of the value of a home, 6% of which can be used toward sustainable improvements. They also receive personalized information through the MyAegon app to help make their homes more sustainable.
Working with partners
As a central component of the financial services value chain, at Aegon we see it as our responsibility to work with our distribution and supply chain partners to promote sustainable practices wherever possible. As part of this approach, we strive to work with partners who share our values and can demonstrate accountability in terms of their environmental stewardship and climate mitigation. 50% of Aegon’s top 25 suppliers participate voluntarily in EcoVadis, a business sustainability ratings provider. In addition, we engage with our leading suppliers and distribution partners on sustainability topics ranging from climate change and Aegon’s net-zero
commitments to inclusion and diversity, and governance. Further information on Aegon’s responsible supply chain approach can be found in “Sharing value with our stakeholders” on page 25.
In 2022, “Milieudefensie” (Friends of the Earth) published a report rating the climate action plans of 29 major Dutch companies. The report took a critical stance on certain aspects of Aegon’s sustainability ambitions, citing the company’s underperformance versus its peers

14	Aegon Annual Report on Form 20-F 2022

Our strategy and value creation

on its emission targets and exclusion policy, as well as the transparency of our engagements with investee companies. In response, Aegon engaged in a constructive dialog with “Milieudefensie” to discuss our strategy and approach to sustainability. We also had discussions with a number of other NGOs and interest groups on our sustainability strategy and roadmap.
Reducing our operational carbon footprint
While we do not operate energy- or resource-intensive processes as part of our direct business operations, GHG emissions are generated via the natural gas and electricity used by our facilities. We have therefore set firm targets to reduce the carbon footprint of our operational activities. At the end of 2022, Aegon had achieved a 59% reduction in our operational carbon footprint1 versus the 2019 baseline, putting us well ahead of our goal of a 25% reduction by 2025. Our emissions also fell by 22% on a year-on-year
basis in 2022. The impact of changing work patterns is a significant factor in reducing our facilities’ footprint. Therefore, we will continue to monitor the impact of hybrid working on our carbon footprint.
Inclusion and diversity
Aegon’s vision for inclusion and diversity is to build a fair and inclusive company, where we overcome obstacles to participation and increase our diversity. Where everyone has a sense of belonging, everyone plays a role in fostering inclusion, and we can all live our best life, in our workplace, our marketplace, and our communities.
As part of our transformation journey, we adopted a company-wide strategy on inclusion and diversity in 2022 and our business units have signed up to our vision. We aim to ensure our policies and actions permeate all parts of the organization, and that our leaders, colleagues, and other stakeholders worldwide can each make an active contribution to building a more inclusive and diverse organization.
Our inclusion and diversity strategy builds on the work undertaken in recent years to develop a consistent and coherent way of working for the whole company.
Two fundamental elements of Aegon’s inclusion and diversity strategy are:
1.
Authentic action
– the recognition that, as an organization, we are on a journey to improve. We need to turn good intentions into actions to create a positive difference for our people and communities.

2.
Starting at the top
– the members of Aegon’s senior leadership are expected to act as role models for inclusion and diversity, including by sharing their own inclusion stories and championing a specific area of diversity excellence among employees.

1	Scope 1 and scope 2 emissions.

Transamerica’s Employee
Resource Groups have their say

Around the world, Aegon’s Employee Resource Groups (ERG) play an important role in making sure all employees have a say in the company’s future direction and that their specific needs are met during our transformation program. Our US business, Transamerica, has 12 ERGs, the first of which, the Women’s Impact Network, was launched in 2012.

In 2022, we provided new development opportunities for the leaders of our ERGs. At the start of the year, the leaders of the 12 groups gathered with their executive sponsors for Transamerica’s first annual ERG leader summit to present their annual plans and discuss opportunities for cross-ERG
collaborations. Then, on August 10, the ERG leaders met with Transamerica CEO, Will Fuller, and Aegon CEO, Lard Friese, to discuss their groups’ respective accomplishments, challenges, and opportunities. This was followed by a development workshop featuring Johns Hopkins Carey Business School on “Managing in a Diverse and Global World” and leaders from the 12 Transamerica ERGs.

In 2022, we appointed a Global Head of Inclusion and Diversity, who joins our Global HR Leadership Team and Global Sustainability Board (GSB). Among other priorities, the appointee is responsible for overseeing progress on Aegon’s I&D ambitions. A specific area of attention is maintaining a healthy gender balance at a senior management level across Aegon’s business units. In the Netherlands, specifically, Aegon is actively taking steps to increase female leadership participation, in line with the “Diversity at the Top” Act, which took effect in January 2022.
Wider progress on inclusion and diversity topics is monitored through Aegon’s Global Employee Survey. The third quarter edition of the survey showed positive increases for two key metrics: 78% of employees responded favorably to a set of questions on openness and inclusion, compared with 74% in the third quarter of 2021, while 76% answered favorably on the topic of diversity and equity, up from 72%.
The specific actions and initiatives Aegon took in 2022 to address inclusion and diversity are detailed in “Sharing value with our stakeholders”, on page 20.

Aegon Annual Report on Form 20-F 2022 | 15

About Aegon Governance and risk management Financial information Non-financial information

Responsible investment at Aegon
One of the most significant ways Aegon can have an impact on sustainability topics is via responsible investment. We recognize our responsibility to limit the negative impacts of our investments on society or the environment. We apply this ethos to our own general account investments and use our influence to encourage similar standards in the investment decisions made by our customers. By taking an active approach to responsible investment, we seek to reduce the risks to our business and explore ways to serve the interests of our customers and society at large.
In 2022, Aegon became an asset-owner signatory to the United Nations-convened Principles for Responsible Investment (see below). This commitment prompted us to review the underlying processes of our company-wide Responsible Investment Policy. We are taking steps to refresh the policy, by introducing engagement with asset managers, establishing clearer reporting expectations, and delineating our approach to sustainability topics. For topics such as ESG integration, we take a “do no significant harm” approach whereas this policy will drive proactive steps through targets, engagement, and exclusions. The policy applies to all general account investments where Aegon has full management control.
Key responsible investment activities in 2022
In 2022, the responsible investment landscape continued to evolve rapidly, with climate action as the primary concern and with extensive regulatory change taking place to drive increased transparency, monitor progress, and address greenwashing. We continued to innovate investment solutions through Aegon Asset Management’s active global investment business.
Much of the focus was on managing climate-related risks and accelerating the low-carbon
transition, areas that are increasingly becoming integral to our investment and stewardship processes. We evolved our Short Dated Investment Grade Bond Fund to focus on the transition to a net-zero
global economy. The fund was renamed as the Aegon Global Short Dated Climate Transition Fund and is classified under Article 8 of the European Union’s Sustainable Finance Disclosure Regulation. It provides clients with a clear targeted approach, including historical and forward-looking analysis, to ensuring their portfolios are aligned with the climate transition and net-zero
objectives.
Our prioritization of responsible investment was further reflected in the steady progress of important capacity building projects during the year. For example, Aegon AM enhanced its ESG materiality framework together with Aegon’s Credit Research team. We also strengthened our policies, procedures, and practices to better align with new disclosure requirements in the European Union.

Asset manager:
Our solutions

Aegon Asset Management has a Responsible Investment Framework that reflects the key elements of our Responsible Investment Policy, as well as similar policies put forward by Aegon AM’s clients. The framework is structured as follows:

◆

ESG integration
– Material ESG factors are fundamental to our investment decision-making across all Aegon AM portfolios. By integrating ESG considerations into traditional financial analysis, the Aegon AM research team arrives at an independent view of an issuer’s fundamentals.
◆

Active ownership
– Aegon actively engages with investee companies to improve their ESG profile and address sustainability issues. We also exercise our shareholder voting rights to support our engagement efforts and enhance long-term value creation for all stakeholders.
◆

Solutions
– Aegon AM provides a range of responsible investment solutions to pursue ESG objectives alongside financial returns, based on four categories:
1) exclusion-based strategies
2)
best-in-class
strategies
3) sustainability-themed strategies
4) impact investments

Further information about Aegon Asset Management’s activities can be found in the dedicated Responsible Investment Report published by Aegon AM.

Aegon joins Aegon AM
as a signatory to the Principles
for Responsible Investment

The Principles for Responsible Investment (PRI) is a United Nations-supported international network of financial institutions working together to implement its six aspirational principles. The “Principles” provide a de-facto
industry standard that encourages companies to incorporate ESG issues into their investment practices. In 2022, Aegon became a company-wide signatory to the PRI, joining Aegon AM. Committing to the Principles will help us to align our responsible investment approach with market best practice, enabling us to continue to meet the expectations of our stakeholders.

16	Aegon Annual Report on Form 20-F 2022

Our strategy and value creation

The roadmap and governance to realize our sustainability ambitions
Our sustainability roadmap 2025 sets out the steps we are taking to deliver against our two priority themes of climate change and inclusion and diversity, as well as the other material topics identified through our materiality assessment. Specific colleagues and teams are entrusted with ensuring the milestones of the roadmap are met. The development of the Sustainability Roadmap was overseen by the Global Sustainability Board, which is also responsible for updating the roadmap annually through to 2025 and measuring progress against our targets. 2022 was the first full operational year for Aegon’s company-wide GSB, which was established in November 2021 to enhance governance and oversight of Aegon’s sustainability approach. The Board’s core function is to steer and strengthen the sustainability agenda across Aegon’s country units, elevating sustainable practices across our business operations. The GSB is currently chaired by the Chief Executive Officer (CEO) of Transamerica, Will Fuller.
Governance structure for sustainability at Aegon
In 2022, Aegon established a series of Local Sustainability Boards to guide its sustainability approach in the company’s core country units. The chairs of the respective Boards are also members of the GSB. This governance structure drives delivery of the roadmap and alignment on sustainability across the business, by ensuring that sustainability-related actions and decisions taken at a company level are consistent with those taken across Aegon’s business units, and vice versa.

Enhancing our sustainability reporting program
A key part of assessing the success of our roadmap will be regular reporting against our priority themes and other material topics. In addition, increased sustainability-related legislation and regulation will impact Aegon’s corporate reporting and disclosure requirements. This is particularly the case in the European Union, which has witnessed the accelerated development of new legislation, including the CSRD.
In 2022, we further enhanced our Sustainability Reporting Program, building on the process initiated the previous year. The program aims to meet evolving regulatory requirements, provide data for rating agencies, and support our Sustainability Roadmap and other ESG commitments. Responsibility for sustainability reporting was extended beyond Aegon’s Global Corporate Sustainability Team to include the company’s finance function, which has been tasked with collecting non-financial
data, establishing processes and controls, and implementing robust reporting tooling.
2022 was a transitional year as Aegon took steps to prepare for the forthcoming CSRD requirements. We are proactively making non-mandatory
disclosures, and we carried out an inaugural double materiality assessment. Aegon will undertake a follow-up
DMA exercise in 2023 and plans to conduct new assessments biennially, thereby regularly reviewing our list of material topics, capturing valuable stakeholder input, and preparing the company to be fully compliant with the CSRD requirements for the first reporting year 2024.

Aegon Annual Report on Form 20-F 2022 | 17

About Aegon Governance and risk management Financial information Non-financial information

Value creation
1
Our inputs

ncial leverage: EUR 5.6 billion • Solvency II Own Funds: EUR 16.3 billion • Solvency II Capital required: EUR 7.8 billion Manufactured • Our product mix and digital platforms • Gross premium income: EUR 14.8 billion • Gross deposits: EUR 194 billion • Fees and commissions received: EUR 2.9 billion • Investment income: EUR 7.3 billion • Revenue-generating investments: EUR 747 billion Intellectual • Internal processes, systems, and controls • Knowledge and expertise Human • Number of employees: 19,087 • Amount spent on training and development: EUR 10.9 million • Talent management • Number of tied agents: 2,475 Social and relationship • Number of customers: 29.5 million • Customer experience programs • Responsible sourcing and investing philosophy • Brand equity, purpose, and values • Relationship with intermediaries, business partners, suppliers, and other key stakeholders (e.g. regulators and NGOs) Natural • Our commitment to achieve net zero in 2050 • Total energy used by company: 55,256 MWh Aegon’s business model [Graphic Appears Here] Solutions development and pricing Development of our financial solutions begins with our customers. We assess their needs and develop products and services to suit. We then estimate and price the risk involved for us as a provider. Distribution Our products and services are then branded and marketed, before being distributed via intermediaries that include brokers, banks, and financial advisors. We also sell to our customers directly. Investments In exchange for products and services, customers pay fees or premiums. On certain pension, savings, and investment products, customers make deposits. We earn returns for Claims our customers and benefits by investing this money. We pay out claims, benefits, and retirement plan withdrawals. We use the remaining funds to cover our expenses, support new investments, and deliver profits to our shareholders. 1 Value creation is the balance of value created, preserved, and eroded.

18	Aegon Annual Report on Form 20-F 2022

Our strategy and value creation

Our outputs	Outcome for our stakeholders

ndividuals to take control of their finances and save for their own retirement, reducing their Natural reliance on public pension systems and increasing financial stability • Weighted average carbon intensity in wider society. At the same time, we aim to have a positive impact relating to our general account on the communities in which we operate, through tax payments, investment portfolio: 390 metric tons charitable donations, and volunteer work. More widely, Aegon seeks CO e/EURm revenue for corporate to support a fair, equitable, and sustainable future society by actively fixed2 income + listed equity addressing climate change, inclusion and diversity, and other • Operational carbon footprint: prominent environmental and societal concerns. Practical examples 16,999 metric tons CO e of this include Aegon’s net-zero commitment and responsible 2 investment approach. 1 Business partners consists of commissions paid to brokers and other intermediaries, premiums paid to reinsurers, and total spend on goods and services.

Aegon Annual Report on Form 20-F 2022 | 19

About Aegon Governance and risk management Financial information Non-financial information

Sharing value
with our stakeholders

At Aegon, our focus is on creating long-term value for a broad range of stakeholders, including our customers, employees, business partners, investors, and society at large. As underpinned by our purpose, strategy, and sustainability approach, we see our business as inherently beneficial to society and people’s lives. We believe the value we create as an organization is widely shared. However, we also recognize that certain decisions and actions can also erode value by having a negative effect on our stakeholders or on the environment. The active identification and management of potentially negative consequences is, therefore, an integral part of our decision-making.
Addressing climate change and inclusion and diversity have been identified by our stakeholders as strategic sustainability priorities for our business in the coming years. Given the complex ecosystem in which we operate, there are a number of additional sustainability-related topics that are material to our business and may influence our ability to create value for our stakeholders.
In the following pages of the report, we describe the impact of many of the material topics on our main stakeholder groups, as well as the actions and decisions we took in 2022 to create and preserve value for each group.
Aegon employs a coordinated approach to address each material topic. For topics that primarily affect specific stakeholder groups, we describe our approach in the relevant section of this part of the report (for example, see “Customers” on page 20 for details of our approach to Responsible products).

Customers
As Aegon customers embark on longer and more complex life journeys, we are developing new customer propositions, tools, and solutions to meet their changing needs and expectations. This includes enhancing interactions with all customers, whether intermediaries or end users, through a broad selection of engagement channels and platforms. As well as engaging with our existing customers, we are expanding our reach to underserved individuals and communities, while working to improve financial literacy, education, and awareness in all parts of society.
Enhancing the customer experience
In 2022, we took further steps to meet the changing needs of our growing customer base, with a view to improving customer satisfaction and maximizing attraction and retention. In addition to our focus on product development, we also looked at ways to further enhance the customer experience with an increased selection of (digital) engagement platforms and channels.
In the United States, our Transamerica business operates a Premier Services Group team to provide individual case management support for the most loyal and top-producing
agents of the World Financial Group (WFG) distribution channel. This team enables agents to handle customer requests more directly and quickly with the help of a dedicated service employee, thereby enhancing the agent’s and the customer’s experience with Transamerica. Furthermore, Transamerica significantly reduced the average wait times and call transfers in its call centers by working closely with an external partner. Transamerica also added new products to the iGO
e-App
®
, a digital application making it quicker and easier for agents to apply for life insurance.
In the United Kingdom, we also continued to digitalize our customer-facing processes with the launch of a new dashboard to help advisers onboard new clients. The online solution allows advisers to receive and store servicing documents, submit and track applications, and provide a policy start date.

20	Aegon Annual Report on Form 20-F 2022

Our strategy and value creation

Elsewhere, our
Brazil-based
joint venture MAG Seguros introduced a new platform for managing complaints via Reclame Aqui, the country’s most visited complaints and reputation site. Meanwhile, our Spain & Portugal business unit took further steps to improve the customer journey by redesigning the purchasing process for insurance products to be more personalized and user-friendly. Aegon’s health insurance customers in the region have also received new features, including a telemedicine service that allows policyholders to speak to a doctor from the comfort of their own home.
We measure customer satisfaction in our core markets in terms of benchmarked Net Promoter Scores (SM) (NPS
®
), which are obtained by surveying customers about their experiences. We aim for scores that are in line with, or above, the average of our industry peers. Aegon’s quality control process for NPS
®
, including the approach and methodology, is centrally ensured, while individual business units are responsible for commissioning field studies, monitoring and communicating results, as well as guiding and monitoring follow-up
actions or improvement programs.
In 2022, Aegon’s businesses in its core markets saw mixed NPS outcomes. Our US business, Transamerica, performed in line with the market average, while Aegon UK and Aegon the Netherlands were below the market average.
Despite increasing market-wide customer concerns in the United States, as shown by the decrease in market NPS
®
, Transamerica still performed in line with the market average for both life and retirement. In the United Kingdom, the NPS
®
outcome was in line with expectations, given service challenges during the year and customer concerns relating to financial market unrest throughout 2022.
The NPS
®
improvement realized by Aegon the Netherlands in recent years is slowing. Despite an improved customer service experience during the past few years, there is still a lack of emotional connection with the customer, which is even more relevant in these times of economic uncertainty.
For further details of Aegon’s NPS
®
outcomes, please see page 406 of this Annual Report.

What does financial wellbeing look like to you?

With people living longer, it is time to rethink the traditional industry concept of financial security. In the United Kingdom, Aegon is building on its previous work with the Initiative for Financial Wellbeing and Edinburgh University, by advancing research on the topic of financial wellbeing.

Our conclusion is that being financially well is about more than just money; to live their best life, people also need to take steps to improve their financial mindset. For example, the research shows that the more clearly someone can visualize their future financial status, the more likely they are to achieve the kind of retirement they want. We have therefore identified 10 different building blocks that contribute to an individual’s financial wellbeing:
◆
 Money building blocks: income, long-term savings, a strong safety net, debt, assets
◆
 Mindset building blocks: happiness, future self, written plans, social comparisons, long-term perspective

A series of customer-focused applications are being designed around these concepts. In 2022, we began developing the second iteration of the Future Self Tool, which helps future retirees envisage what life will look like after retirement. Aegon UK also updated its website with articles, podcasts, and other informative content on the subject of financial wellbeing.

Aegon Annual Report on Form 20-F 2022 | 21

About Aegon Governance and risk management Financial information Non-financial information

Reaching more customers through responsible products
At Aegon, our purpose of
Helping people live their best lives
extends to the many, not the few. We aim to help all customers enjoy a long, healthy, fulfilling life, including individuals such as low-income
earners, who have traditionally been underserved by the financial services industry. Around the world, we have dedicated policies in place to protect vulnerable customers. These go hand in hand with our strict processes for product development and lifecycle management, to ensure that the products we design meet the specific needs of our customers. We also focus on distribution. Through our partnership with World Financial Group, we serve customers in the US market who include first- or second-generation immigrants who may require financial advice in their native language.
At the same time, we recognize we can do more to be more inclusive in our product offering, and provide a broader range of responsible investment and protection solutions. As part of our Sustainability Roadmap 2025, we will conduct further research to determine how we can better serve our customers with responsible solutions and translate our findings into new or existing propositions.
The events of 2022 further underlined the importance of our responsible products approach, as high inflation and the rising cost of living began to have an impact on consumers in our core and growth markets. At the start of the year, WinSocial, our Brazilian insurtech platform, presented its expanded portfolio of life micro-insurance products aimed at customers typically penalized or excluded by the insurance market due to pre-existing
health conditions. As well as diabetes patients, the new portfolio also covers people with HIV, hypertension, and obesity, as well as those with a history of breast, prostate, and non-melanoma
skin cancer.
In the Netherlands, we continued to offer a “bespoke service” for customers experiencing difficulties paying their mortgage, which aims to help people identify the root cause of their financial issues. Aegon the Netherlands also continued to offer flexibility to mortgage customers experiencing challenging life circumstances, such as divorce, gaps in their state pension, or the death of a loved one. Meanwhile, we increased the accessibility of our Dutch digital banking platform, Knab, by extending our investing service to include self-employed individuals and by introducing a “workation” insurance product for entrepreneurs looking to take time out from their careers.
The success of Aegon’s responsible products approach is measured by the company’s ability to provide transparent product information in line with industry regulation. The sustainability performance indicator we use in relation to this material topic is the number of significant fines we receive in relation to the mis-selling
of products. In 2022, no significant fines were imposed on Aegon.
Promoting financial awareness, and health and wellbeing
Communication is an important driver of quality customer relationships at Aegon. Furthermore, providing clear and transparent information directly supports our approach to responsible products, by making it easier for people everywhere to engage with products and services that can support their financial health, together with their wider wellbeing.
At the end of 2022, the US Congress passed two important pieces of legislation intended to enhance financial awareness and encourage retirement savings. The first, the SECURE 2.0 Act, is a broadly supported package of retirement-related reforms primarily aimed at encouraging small business owners to offer qualified retirement plans to their employees either through pooled plan arrangements or individual plans. Transamerica is a leading record keeper of pooled plan solutions and is optimistic that this legislation will result in more people saving for their financial futures.
The second, the Registered Index Linked Annuity Act (RILA), requires the Securities and Exchange Commission to finalize a RILA-specific registration statement that should allow issuers like Transamerica to register new products and changes to existing products more quickly and provide consumers with more tailored product disclosures.
In the Netherlands, the new style defined contribution pension provider, Aegon Cappital, organized webinars to help pension plan participants get to know the business and better understand the workings of Aegon’s pension schemes. Furthermore, our Transamerica Employee Benefits business launched an email-based wellness campaign to help intermediary customers, including brokers and employers, engage with company employees on relevant issues. Topics included strategies for people to improve their financial wellbeing and overall health, as well as advice regarding health screenings and wellness benefit riders, and filing health insurance claims.
A further focus during the year was on helping existing and prospective Aegon customers to develop their general financial literacy and their understanding of issues with the potential to impact their long-term financial security.
In 2021, Aegon acquired Pension Geeks, a
UK-based
educational platform aimed at fostering engagement with financial topics. 2022 saw the launch of Pension Geeks TV and a new financial education platform. Pension Geeks also facilitates Pension Awareness Week, an industry-wide event aimed at promoting the importance of pensions and investing.

22	Aegon Annual Report on Form 20-F 2022

Our strategy and value creation

Employees
Aegon’s success depends on maintaining a skilled, motivated, and purpose-led
workforce. Our employees are the starting point for how we add value to our stakeholders and realize our purpose. In an evolving operating landscape, our focus is on helping our people develop themselves and adapt to the changing world around us. At the same time, we are working to build an inclusive and diverse workplace culture in which people can be their true selves, and that reflects the diversity of the communities we serve.
Engaging our global (hybrid) workforce
Maintaining an engaged and aligned workforce remained a top priority in 2022, as our organization continues to change shape due to our transformation program, as well as the ongoing transition to hybrid working. Over 2022, our employee engagement increased by two points to 70%. This is driven by significant improvements in areas previously identified as drivers for engagement, one of which is leadership. Employees increasingly experience that leaders have a vision for the company and see leaders role-modeling the vision. As a result the outcome for “Leadership” increased by four points against the previous year to 61%.
The introduction of our new purpose greatly contributed to providing employees with vision and perspective. At the start of the year, we introduced the new purpose to all employees via a company-wide virtual launch event. Our next step was to help our teams and country units around the world embed the purpose, along with our accompanying Best Life behaviors (see the box out Our Best Life behaviors on page 23), in their respective work practices and programs. As part of our Perform and Develop cycle, employees set self-development goals that require them to address a specific behavior and reflect on their progress at the end of the year. The identified behaviors also provide the foundation for our renewed recognition program, with colleagues encouraged to recognize peers who embody the behaviors in their day-to-day
activities.
In our regular employee surveys, we also track how our culture is developing. In the third-quarter 2022 edition of the survey - only nine months after the launch - 71% of Aegon employees agreed that they know what the new purpose and behaviors are.

Our Best Life behaviors

We tune in

◆
  We serve a diverse, ever-changing world and work tirelessly to stay relevant

◆
  We are curious and never stop learning from our customers, each other, and the wider world
◆
  We ensure all people around us feel seen, heard, and valued

We step up

◆
  We are a company of ambitious, positive problem-solvers who get things done

◆
  We excel by committing, following through, and finishing what we start

◆
  We are a team, not a group of individuals.Collaboration is our life force

We are a force for good

◆
  It is our duty to leave things better than we find them

◆
  We speak up, ask for help, and think before we act

◆
  We prove our integrity daily, through our words and actions

In 2022, the easing of the
COVID-19
pandemic throughout much of the world enabled Aegon to reopen many of its locations. We have embraced hybrid working as we believe it helps our people to have a full professional life. A healthy balance between working in and out of the office helps us to stay tuned in and perform at our best. To help people adjust back to a life that also includes the office, we strengthened our hybrid working model, which now offers people specific guidance and advice according to their role.
Recent survey results show that 90% of Aegon employees feel they are working productively as part of the new hybrid way of working. Also important is that within the new way of working, the sense of wellbeing is improving. With an increase of five points over the year, employees are increasingly feeling that their stress levels are manageable. Given that there remains a discrepancy between the percentage of people who have positive experiences working remotely (93%) versus working in the office (67%), we continue to explore ways to make the office an engaging and impactful place to be.
To that end, employees are encouraged to use their time in the office in ways that directly support business objectives. Aegon’s leaders are also asked to be a visible and accessible presence in the office wherever possible. In all locations and offices, a wide variety of events and opportunities are created to maintain and strengthen connections and collaboration.

Aegon Annual Report on Form 20-F 2022 | 23

About Aegon Governance and risk management Financial information Non-financial information

Toward the end of 2022, the announcement that Aegon will combine its Dutch businesses with a.s.r. was particularly felt by employees in the Netherlands, Asset Management, and Corporate Center. Given time to absorb these changes, the power of the combination is widely recognized by employees. For individuals, the changes inevitably lead to uncertainty which is why there is a strong focus on communications and a commitment to bring clarity where and when we can. At the same time, disentangling the Dutch businesses and managing the transition to a.s.r. creates unique professional opportunities for people at all levels.
A focus on talent management
Across Aegon, a further priority remained equipping people with the necessary capabilities and leadership skills to support Aegon’s transformation journey and meet the changing needs of the business. A focus on people development is also key to employee engagement. Employees increasingly see career development opportunities for themselves at Aegon, reflected in a 5 points increase in 2022. In spite of the increase, we still score below benchmark and we will continue our focus in 2023. During 2022, senior leaders took part in the Best Life Leadership program, which aims to provide leaders with the inspiration, challenge, and support they need to steer the organization and its people in living Aegon’s purpose and behaviors. In the United Kingdom, we introduced a new program to help colleagues with the ambition of becoming a people manager. So far, of 97 participants of the Aspiring Managers Program, 34% have stepped into a managerial role since participating in the program.
We also completed our employee-focused capability-building program, Ability2Execute, which aims to help people develop essential implementation capabilities and skills. Worldwide, one-third
of all Aegon employees have taken part in the program, which provides people with virtual learning sessions on a wide range of professional development topics, including effective prioritization, structured communications, and change management.
In an increasingly challenging labor market, the need to attract, retain, and develop high-quality talents has become all the more important in 2022. In the United States, Transamerica expanded its university relations and internship programs. The number of interns taking part in these programs grew from 115 in 2021 to 160, while the proportion of participants taking up positions with Aegon on completing their internship doubled from 15% in 2021 to 30% in 2022. We also sponsored the introduction of new technical programs at local universities, to help drive the awareness of our brand on campus.

Mentoring at Aegon AM

At Aegon, we believe that mentoring plays a key role in building an inclusive culture. Experience shows us that when employees experience mentorship from peers, they are more likely to feel included at work regardless of formal inclusion systems in place.

In early 2022, Aegon Asset Management launched Aegon’s first digital mentoring platform as a pilot for colleagues globally. The platform is open to all Aegon AM employees, who can join as a mentor or mentee, or both, with some 300 employees taking part within the first six months of launch. It has helped colleagues identify strengths and areas for development, lead change, and cope with difficult situations, and helped to prepare aspiring leaders of the business.

Building an inclusive and diverse organization
At Aegon, we are working to build an inclusive and diverse culture that encompasses all aspects of the employee experience, starting with talent attraction. In recent years, specific attention has been directed toward addressing the gender imbalances that persist in financial services. In 2022, Aegon’s country units continued to refine their hiring practices with a focus on inclusive recruitment, through gender-balanced candidate slates and interview panels. Furthermore, Aegon Asset Management continued to develop its partnerships with early careers programs, such as Girls are Investors and Investment 20/20, with a focus on creating a more inclusive investment industry. Aegon AM also took part in the launch of the Future Female Fund Managers Programme, a
UK-led
initiative to address female under-representation in fund management.
During the year, Aegon UK also set a long-term gender-diversity target to achieve a 50:50 gender split at all levels of the business, and helped to launch the Accelerating Change Together (ACT) research program organized by Women in Banking and Finance (WIBF). For year one of ACT, the focal point was the “Missing Middle,” a research program exploring the lack of a strong female talent pipeline into senior financial services roles. Subsequent findings have led to the development of the GOOD FINANCE Framework to help companies create a more supportive work environment for their employees. Aegon UK is currently implementing several of the Framework’s recommendations, including encouraging flexible and autonomous working styles and helping managers to develop an empathetic and inclusive leadership style.

24	Aegon Annual Report on Form 20-F 2022

Our strategy and value creation

Indeed, people development plays a central role in shaping a more inclusive culture at Aegon. In 2022, Aegon AM extended its Inclusive Leadership training program, with 150 senior leaders from across the business taking part in specialized development, while education on inclusion and diversity was made mandatory for all existing employees as well as new joiners. The company also launched a program to educate people on the differences between national cultures, to enhance collaboration between international colleagues. Transamerica invested in developing employee resource groups (ERGs; see Sustainability, page 15), in keeping with the approach taken in Aegon’s other core markets.
More generally, as our workforce and communities become more diverse, at Aegon we are taking steps to create a more inclusive and supportive environment for our employees. In 2022, Aegon the Netherlands expanded its employee leave policies. All employees in the Netherlands are now entitled to the various types of care leave set forth in the Dutch “Work and Care Act” (WAZO). Furthermore, they are allowed to exchange up to two Dutch national holidays per year for holidays befitting their specific religious or cultural background, such as Eid al-Fitr,
Chinese New Year, or Passover. During the year, Aegon AM also introduced gender-neutral parental leave for its
UK-based
employees.
In the United States, we underlined our commitment to fostering racial equality in our local communities by donating to relevant causes via the Transamerica Foundation, as well as by making a public statement in support of racial equity. Transamerica also scored a perfect 100 on the Corporate Equality Index (CEI) rating, earning a “Best Place to Work for LGBTQ Equality” designation for the sixth year in a row.
New legislation came into force in the Netherlands in 2022 aiming to improve the gender diversity on corporate boards of listed and large companies. The Act on Gender Diversity at the Top requires Aegon the Netherlands to set ambitious targets for gender diversity, create a plan to achieve those targets and report on progress. Please refer to page 417 for further details on what the Act entails and how we are complying with it.

Partners and suppliers
At Aegon, we seek to maintain a diverse global network of like-minded partners and suppliers who align with our purpose and values. These partnerships support our ambition to operate a successful and responsible business and create long-term value for all our stakeholders. In 2022, we continued to follow best- practice ESG criteria and requirements as part of our supplier selection and development activities, as well as our ordering processes. With this approach, we aim to improve the impact of our supply chains on society and the environment, while also delivering commercial and reputational benefits for the companies we work with.
Building a responsible supply chain
Building a responsible and transparent supply chain is central to our sustainability ambitions and is a key element of our Sustainability Roadmap 2025 (see “Sustainability”, page 14). As a diversified global business, Aegon seeks to drive company-wide alignment in this area, with tools such as the Vendor Code of Conduct. Our progress on this important topic is measured through sustainability performance indicators that have been jointly defined by Aegon’s Procurement and Finance teams.
In 2022, the Procurement team expanded its EcoVadis program. With the support of this leading sustainability ratings platform, the program seeks to contribute to the Sustainability Roadmap 2025 by increasing transparency surrounding the sustainability performance of Aegon’s strategic supplier base. By the end of 2022, the EcoVadis program covered 72% of our procurement expenditure involving the 250 largest vendors to our organization, up from 59% in 2021, while the total vendor expenditure coverage increased from 51% to 64%. Further indicators regarding the program can be found on page 440 of this Annual Report.
During the year, Aegon also undertook the tendering process for the mandatory rotation of its auditor, a thorough process involving all business units. The outcome is that Ernst & Young Accountants LLP (EY) will be appointed as Aegon’s new auditor, effective January 1, 2024, pending approval at the 2023 Annual General Meeting of Shareholders. The tender’s selection criteria emphasized the composition of the proposed supplier teams, supporting our ambition to help increase the diversity of our supply chains. During the process, the bidding audit firms changed the composition of their teams to meet our inclusion and diversity requirements.

Aegon Annual Report on Form 20-F 2022 | 25

About Aegon Governance and risk management Financial information Non-financial information

Third-party risk management at
Aegon the Netherlands
Aegon remains accountable for ensuring business continuity and reliable service for its customers, even when outsourcing critical activities. At the end of 2021, Aegon the Netherlands initiated a program to further improve its third-party risk management capabilities, with a view to increasing role clarity when selecting third parties, and monitoring and exiting supplier relationships. The program ensures that multiple disciplines, including Business Owners, Procurement & Vendor Management, Information Security, Privacy Office, and Risk and Compliance, all contribute to assessing and anticipating the inherent risks to our supply chain.
To ensure business continuity for its customers, Aegon must be prepared to manage a range of potential scenarios, from cyberthreats, to third parties experiencing a default situation. New regulation, such as the European Union’s impending Digital Operational Resilience Act (DORA), highlights the importance of further maturing our approach to third-party risk management and due diligence, and embedding this more firmly in our procurement processes.
Working with responsible vendors
in the United Kingdom
In the United Kingdom, Aegon has committed to various initiatives to support responsible procurement and supply chain stewardship. We work closely with our partners to promote high standards of business conduct, as reflected in our Vendor Code of Conduct. Aegon’s Tier 1 suppliers must provide evidence that they meet these standards on an annual basis and are encouraged to register for assessment by EcoVadis, the leading sustainability ratings platform, or with an assessment body of their choice. Aegon UK is also a member of Social Enterprise UK, a membership body that helps businesses include social enterprises in their supply chains. In 2022, expenditure on social enterprises as part of our UK procurement activities met our target of GBP 100,000.
In 2021, Aegon UK was formally recognized as a Living Wage Employer. The business has since been working with its on-site
suppliers in the United Kingdom to make positive changes to their remuneration structures as part of their internal pay review cycles. The proposed increase is intended to reflect the rise in the real living wage, as announced by the UK government in September 2022.
In 2022, Aegon UK identified 46 existing suppliers that it aims to collaborate with on matters related to sustainability. 50% of the potential suppliers are already undertaking sustainability assessments via EcoVadis or an equivalent provider, and 57% have made public commitments to reach net zero. Aegon UK will spend time working with each company to understand their potential contribution to the company’s scope 3 emissions and to agree on plans to reduce those contributions in future years.
Promoting supplier diversity at Transamerica
Through its Supplier Diversity Program, Transamerica actively seeks out certified diverse suppliers that can provide competitive, high-quality goods and services. In 2022, we undertook a concentrated effort to further expand our portfolio of registered diverse suppliers in the United States and maintain year-on-year
growth in terms of the proportion of our addressable spend invested with diverse suppliers.
During the year, Transamerica also explored other strategies to reduce the environmental impact of its procurement activities. These included reducing the print, paper, and carbon emissions associated with mailing correspondence to clients and prospects, as well as working with third-party suppliers to digitize information for policyholders and agents through online self-service portals. In 2022, Transamerica eliminated the need for over three million envelopes by combining mailings into a single envelope, saving USD 1.4 million in expenses.

26	Aegon Annual Report on Form 20-F 2022

Our strategy and value creation

Investors
In 2022, Aegon made further progress in delivering on its strategic and financial commitments, despite an uncertain economic landscape and volatile financial markets. Against this challenging backdrop, we performed well, a testament to the strength of our strategy.
Solid financial performance
Building on the progress made on its transformation program, Aegon increased its expectations for cumulative free cash flow over the 2021–2023 period from between EUR 1.4 and 1.6 billion to at least EUR 2.2 billion. Our units also delivered operating capital generation of EUR 1.5 billion, significantly above the EUR 1.2 billion guidance for 2022 provided at the start of the year. This allows us to target a dividend of around 30 eurocents per common share over 2023, barring unforeseen circumstances. We increased the dividend target from 25 eurocents per common share previously. This also reflects the anticipated benefits from the transaction with a.s.r., including the expectation that the transaction will be accretive to free cash flows per share once the announced deleveraging and capital return to shareholders is completed.
In 2022, Aegon increased its interim dividend by 3 eurocents to 11 eurocents per common share and will propose to increase the final dividend by 3 eurocents to 12 eurocents per common share at the 2023 Annual General Meeting of Shareholders. In addition, we executed a share buyback program of EUR 300 million in three tranches between the second and fourth quarter of 2022. In total, Aegon delivered EUR 713 million in the form of dividends and share buybacks to shareholders in 2022.
At the end of 2022, Aegon had a gross financial leverage position of EUR 5.6 billion. This delivered EUR 223 million value in the form of interest payments to bondholders.
Value derived from share performance
Aegon’s share price rose by 7% in 2022. This resulted in the company outperforming the wider European insurance industry, with the STOXX Europe 600 Insurance Index ending the year down by 2%. We believe the relative overperformance was supported by the appreciation of the US dollar, progress made on our operational improvement plan, and management actions to improve our risk profile. Our total shareholder return for the year amounted to a gain of 12%. This measure considers the payment of dividends as well as share-price performance.
Safeguarding long-term value
We are taking steps to further strengthen our balance sheet. This allows for attractive and sustainable capital deployment decisions, which generate value for our investors over the longer term. With the debt tender offer executed in 2022, Aegon reduced its financial leverage by EUR 429 million during the year. This enabled us to achieve our gross financial leverage target of between EUR 5.0 billion and EUR 5.5 billion, accounting for the fact that this target was set at an EUR/USD exchange rate of 1.20.
Capital deployment decisions are driven by Cash Capital at Holding, taking into account our gross financial leverage target range and planned management actions to further improve the company’s risk profile. Cash Capital at Holding is supported by free cash flow, which is defined as the amount of cash available from remittances from country units after subtracting the holding funding and operating expenses, the latter resulting from paying interest to bondholders, for example. At Aegon, we seek to distribute free cash flow to shareholders over time, unless we invest it in value-creating opportunities. We expect to pay dividends to shareholders in line with growth in sustainable free cash flow, barring unforeseen circumstances.

Aegon Annual Report on Form 20-F 2022 | 27

About Aegon Governance and risk management Financial information Non-financial information

Society
As an investment provider and responsible business, Aegon can play a central role in addressing a range of social and environmental issues. Increasingly, we see opportunities to use our influence to help create a healthier, more equitable, and more inclusive world. We seek to add value through our community investments and volunteering efforts, as well as by helping individuals and communities take steps toward a cleaner, healthier planet.
Working with society to tackle climate change
At Aegon, we aim to use our influence at the center of the financial services value chain to effect positive change and address key societal issues that are affecting our stakeholders. Increasingly, our focus is on tackling the growing impact of climate change on the environment and society.
In tandem with company-wide efforts to tackle climate change, including through its investment activities (see “Sustainability,” page 16), Aegon also works closely with customers, partners, and communities at a local level to support the transition to a more sustainable and climate-resilient society. In March, Aegon Asset Management co-launched
a new USD 600 million decarbonization venture in the United States. The partnership will see Aegon and its joint venture partners, private equity firm Taurus Investment Holdings, acquire value-add
multifamily properties. The homes will then be converted into low-carbon,
energy-efficient buildings by deploying modern clean-energy technologies such as community solar installations.
In October, Aegon and Taurus closed their second and third multifamily investments under the new venture, in the Tampa and Orlando submarkets. Elsewhere in the United States, Transamerica and Aegon Asset Management became the primary investors and anchor tenants in a new community solar garden in Iowa (see box out Helping to bring clean energy to the community in Cedar Rapids).
Responsible tax
Aegon makes a valuable economic and social contribution to the communities in which it operates through the company’s own tax payments as well as the collection and payment of third-party taxes. We seek to pay “fair taxes,” namely by paying the right amounts of tax in the right places. Published online, our Global Tax Policy outlines our approach to responsible tax, which seeks to align the long- term interests of our customers, employees, business

Helping to bring clean energy to the community in Cedar Rapids

In July 2022,
US-based
energy company, Alliant Energy, welcomed Transamerica and Aegon Asset Management as anchor tenants in a new
4.5-megawatt
solar garden being constructed close to Transamerica’s offices in Cedar Rapids, Iowa. Transamerica and Aegon Asset Management have committed to purchasing 60% of the garden’s solar blocks.

The solar garden will not only supply clean energy to the Transamerica facilities, but also to homes in Cedar Rapids and local non-profit
organizations. One of the main beneficiaries will be Cedar Valley Habitat for Humanity, a non-profit
housing ministry dedicated to providing affordable homes for local families. Alliant Energy will donate solar blocks to the charity, and expects to issue up to USD 600,000 in energy bill credits to Habitat for Humanity’s participating residents over the garden’s
20-year
lifespan.

partners, investors, and wider society. In 2021, we also began publishing a Global Tax Report to provide a comprehensive overview of our approach to tax and our tax contributions on a country-by-country
basis. Aegon adheres to the VNO-NCW Tax Governance Code, as published on https://www.vno-ncw.nl/taxgovernancecode; for further details, please refer to Aegon’s Global Tax Report.
Investing in our communities
As in previous years, in 2022 Aegon’s business units supported local causes that align with the company’s purpose and ambitions. Our community investment initiatives are aimed at serving and strengthening our local communities on the one hand, while also enabling our employees to engage with their communities and promote our purpose and sustainability approach.
In 2022, Aegon supported 493 charities and good causes. Our donations amounted to EUR 10.6 million, a 13% increase compared with 2021. Much of this investment was driven by our Charitable Donations Standards, which require country units to allocate at least 50% of their annual donations to causes that directly support financial security and personal wellbeing. Aegon employees recorded 16,911 volunteer hours in 2022 (equivalent to EUR 1.2 million, based on volunteers’ average salaries).
Recent challenges such as the war in Ukraine and the rising cost of living have made our charitable contributions more important than ever. In February 2022, Aegon made a company-wide donation of EUR 1 million to the Red Cross to support the humanitarian effort for Ukraine and its citizens.

28	Aegon Annual Report on Form 20-F 2022

Our strategy and value creation

Cybersecurity and data protection
Cybersecurity and data protection is a material topic that has potential ramifications for all Aegon stakeholders. This includes wider society: given our central role in the financial ecosystem, incidents such as cyberattacks and data breaches can lead to far-reaching
impacts that extend beyond our direct customers and partners.
Aegon’s coordinated security governance approach is designed to prevent cyber issues and minimize the impact of any potential disruption for all parties. It includes standardized procedures to remediate data breaches and minimize the influence of future privacy-related incidents.
The core elements of our governance approach for cybersecurity include:
◆	Global Chief Information Security Officer (CISO) responsible for the execution and oversight of Aegon’s company-wide security strategy and day-to-day security operations.
◆	Information security officers responsible for execution and oversight in all relevant business units.
◆	Dedicated information security teams in business units responsible for the execution of security functions in alignment with global and local regulations.
◆	Global Information Security Advisory Counsel (GISAC) to support collaboration between information security functions on a company and business unit level, as well as with other supporting functions, such as Risk, Audit, and Legal/Privacy.
In 2022, Aegon introduced a set of new information security metrics to measure the outcomes of its security initiatives, as well as the effectiveness of the existing security controls. One of our key metrics for cybersecurity is the proportion of employees completing annual training on information security. In 2022, 95% of Aegon employees completed this training.
To secure and monitor data privacy compliance, Aegon has policies and procedures in place to support privacy compliance at a company and business unit level. The policies are updated within predefined intervals and supported by a strong privacy control framework to ensure ongoing privacy maturity measurements. Regular audits are conducted to assess compliance with relevant laws, regulations, and policies, as well as the Aegon Privacy Control Framework and its governance. Each breach is carefully assessed and remediation is applied as close to the event as possible. Following a breach, a root cause assessment is executed, so that Aegon can learn from the event and implement sustainable improvements to limit potential recurrence.
The core elements of our governance approach for data privacy include:
◆	Group Chief Privacy Officer, responsible for privacy compliance strategy and privacy oversight.
◆	Data Protection Officers in individual business units, responsible for executing the statutory tasks of the Data Privacy Office (DPO) function.
◆	Operational privacy teams in relevant business units, to execute privacy advisory, control testing, and attestations.
◆	Privacy Executives, accountable for privacy compliance at a business unit level. Privacy Executives are often part of the Executive Board or relevant management committees.
One of our key metrics for data protection is the proportion of employees completing specific training on personal data security. In 2022, 98% of Aegon employees completed this training.
See page 360 for more details of Aegon’s approach to cybersecurity and data protection.

Aegon Annual Report on Form 20-F 2022 | 29

About Aegon Governance and risk management Financial information Non-financial information

Performance in 2022
Financial markets in 2022 were dominated by high inflation levels and rising interest rates. The more restrictive central bank policy combined with the fall-out
from the war in Ukraine led to a deterioration of the global economic outlook. Credit spreads generally widened and important equity markets declined during the year as a result.
These developments negatively impacted Aegon’s financial results. Despite challenging market circumstances, we made significant progress in further strengthening our balance sheet and in improving our operational performance. We made steady progress against our 2023 targets, meeting the targeted cumulative free cash flow for the period 2021 to 2023 a year ahead of schedule, overdelivering on the operating result benefit from the operational improvement plan, and reducing the financial leverage to within the targeted range. We also announced the combination of the businesses of Aegon the Netherlands with a.s.r. to create a leading Dutch insurance company.
Financial performance
The operating result amounted to EUR 1.9 billion in 2022 and was stable compared with 2021. The result was supported by expense savings, benefits from growth initiatives, improved claims experience, and strengthening of the US dollar. This was offset by lower fees due to adverse market movements and outflows in Variable Annuities and Asset Management. Our net result amounted to a loss of EUR 1.4 billion for 2022, mainly driven by higher Other charges in 2022 as a result of an impairment loss related to the transaction with a.s.r.
Despite volatile markets, each of our three main units increased their capital ratios compared with year-end 2021 and remained above their respective operating level. This underscores the effectiveness of the actions we have taken to improve our risk profile and to reduce the volatility of our capital position. This includes setting up a voluntary reserve for Variable Annuities, a lump-sum
buy-out
program for certain variable annuity products, achieving additional long-term care rate increases, and freeing up capital by reinsuring the legacy universal life portfolio of Transamerica Life (Bermuda) to Transamerica.
We also completed the divestment of our business in Hungary in 2022. This provided us with the financial flexibility to buy back shares for an amount of EUR 300 million and to execute a EUR 429 million tender offer for certain subordinated bonds. This lowered our gross financial leverage to within the deleveraging target range of EUR 5.0 to EUR 5.5 billion, based on the euro/US dollar exchange rate when we set our deleveraging target. Free cash flows increased from

EUR 729 million in 2021 to EUR 780 million in 2022, and contributed to the increase in Cash Capital at Holding to EUR 1.6 billion at the end of 2022, above the operating range of EUR 0.5 billion to EUR 1.5 billion. We have therefore announced a new EUR 200 million share buyback program, underscoring our disciplined capital management and commitment to return surplus capital to our shareholders.
As of
year-end
2022, the operational improvement plan has resulted in an operating result uplift of EUR 627 million, with 92% of targeted expense savings achieved, compared with the target of a EUR 550 million uplift by the end of 2023.
As a result of the progress we have made, both strategically and financially, we will propose a final dividend for 2022 of 12 eurocents per common share. This brings the full-year dividend to 23 eurocents per common share, compared with 17 eurocents over 2021.
We will continue to make further progress in delivering on our strategic objectives and financial targets. We expect at least EUR 1 billion of operating capital generation from our units outside the Netherlands in 2023, barring unforeseen circumstances. This reflects an expected increase in new business strain as we aim to profitably grow our US business. Free cash flow, excluding remittances from Aegon the Netherlands but including the interim dividend that we expect to receive from a.s.r. in 2023, is expected to amount to around EUR 600 million in 2023. We target a dividend over 2023 of around 30 eurocents per share, 5 cents more than we communicated at the 2020 Capital Markets Day.
Further information on our performance in 2022 can be found in the Results of operations section on page 102.
Financial targets 2021-2023

Reduce leverage	EUR 5.0-5.5 billion Gross financial leverage target

Implement expense savings	EUR 400 million Lower addressable expenses vs. 2019

Increase free cash flows	EUR 1.4-1.6 billion Cumulative free cash flows over 2021-2023

Distribute capital to shareholders	Around EUR 0.30 dividend per share over 2023

30	Aegon Annual Report on Form 20-F 2022

Our strategy and value creation

Non-financial
performance
In line with Aegon’s purpose, the
non-financial
performance of the company is a key element of how we support people to live their best lives. In 2021, we strengthened our vision on sustainability and in 2022 we further integrated this approach in our performance. We delivered on this by completing our initial double materiality assessment, embedding the new governance model for sustainability, and developing the Sustainability Roadmap 2025.
Following the good progress in 2021, our new sustainability governance has enabled us to establish a wide range of activities, targets, and milestones for our non-financial
performance. We continued with the migration of sustainability reporting to our finance department, bringing our non-financial
reporting practices more in line with the financial performance reporting. We have also built upon the level of ambition for our two priority themes, climate change and inclusion and diversity, setting new targets and allocating clear responsibility for progress with sustainability leaders across the business.
Our initial double materiality assessment confirmed our priority themes as the most material for our business. We continued to develop our reporting process for key non-financial
performance metrics, to support transparency, to give a clear view of progress on these topics, and to ensure we are prepared for incoming regulatory requirements. Particularly, we are building a clearer view of performance on the KPIs we introduced in 2021 for our priority themes.
With regard to climate change, our weighted average carbon intensity (WACI) for our corporate fixed income and listed equity in our general account assets is showing a reduction that is in line to meet our 2025 goal. We have also reduced our absolute operational carbon emissions and are on track to meet our target.
For inclusion and diversity, the KPI for the percentage of women in senior management is increasing and we are making further progress on this topic through the newly-adopted company-wide strategy on inclusion and diversity.
With these metrics, we are building a better view of our performance toward our sustainability ambitions. We are also maturing our approach and increasing our skills and experience in non-financial
performance reporting. To ensure we continue to report on the most material topics for our business we will regularly review the topics deemed material and the resultant non-financial
KPIs to ensure transparency and clarity of performance on the issues of most concern to our stakeholders.
The rationale for our
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
•	Our US business, Transamerica, performed in line with the market average, while Aegon UK and Aegon the Netherlands were below the market average. The performance in Aegon UK reflects service challenges during the year. Market uncertainty has also led to customer concerns across all our markets.

2	For us to deliver on our promises to all our stakeholders, it is important that our employees are fully engaged and motivated to contribute to this task.
•	The employee engagement score in 2022 increased by 2%-points to 70%. All the main drivers of engagement (leadership, recognition, career, and levels of stress) improved compared to 2021. We believe this has been driven by the launch of our revitalized purpose and behaviors.

3	At Aegon, we value a diverse workforce, because we believe including different perspectives is critical for richer debates and innovation.
•	The proportion of female representation among our senior management increased from 34% to 36% in 2022.

4	Aegon seeks to ensure the reduction of the weighted average carbon intensity of the company’s investment portfolio, in line with our net-zero ambitions.
•	In 2022, the weighted average carbon intensity of our own investment portfolio reduced by 20% compared with 2019. This means we are on track to meet our target for a 25% reduction in the carbon intensity of our corporate fixed income and listed equity in our general account by 2025.

5	Aegon is aiming to reduce our absolute operational carbon emissions (scopes 1&2).
•	In 2022, the operational carbon footprint fell by 59%. This is well ahead of our target of a 25% reduction in absolute operational carbon emissions by 2025, compared with the 2019 baseline.

Aegon Annual Report on Form 20-F 2022 | 31

About Aegon Governance and risk management Financial information Non-financial information

To further embed the above
non-financial
KPIs in our operations, the KPIs were reflected in the remuneration targets set at both a company-wide and individual level in 2022. The remuneration targets for our Executive Board members are required to be comprised of at least 50%
non-financial
performance indicators, of which sustainability has been a mandatory performance indicator category since 2020. In 2022, 17% of the performance indicators for Aegon’s Executive Board members were related to sustainability. The indicators covered the further integration of sustainability into the company strategy, employee engagement, and the increased presence of women in senior management.
Further information on our
non-financial
performance in 2022 can be found in the table
Non-financial
key performance indicators on page 400 of the
Non-financial
information section in this report.
Non-financial
targets 2023-2024

Customers	• Customer satisfaction in each of our core markets (measured by benchmarked Net Promoter Score (SM) ) should be in line with or above the average of our peers

Employees 1	• A 72% employee engagement score for 2023, measured through our Global Employee Survey • Minimum level of 38% of female representation amongst our senior management for 2023

Society
•
  At least 25% reduction in weighted average carbon intensity of our corporate fixed income and listed equity in our general account by 2025
•
  25% reduction in absolute operational carbon emissions (Scopes 1&2) by 2025 against 2019 baseline
•
  Invest USD 2.5 billion in activities to help mitigate climate change or adapt to the associated impacts by 2025
•
  Engage with at least the top 20 corporate carbon emitters in the portfolio by 2025

1
Aegon the Netherlands has been placed
out-of-scope
due to the expected divestment.

32	Aegon Annual Report on Form 20-F 2022

Governance and risk management 2022

34	Boards and Governance

34	Letter from our Supervisory Board Chairman

36	Corporate governance

41	Sustainability governance

42	Composition of the Boards

48	Report of the Supervisory Board

57	Remuneration Report

77	Risk and capital management

77	Risk management

83	Capital and liquidity management

89	Regulation and compliance

89	Regulation and supervision

93	Code of Conduct

94	Controls and procedures

Aegon Annual Report on Form 20-F 2022 | 33

About Aegon Governance and risk management Financial information Non-financial information

Letter from our
Supervisory Board Chairman

Letter from our Supervisory Board Chairman

Naturally, the transaction will also affect many of the company’s employees. Change is never easy; however, I am confident that the combination with a.s.r. will create excellent opportunities for Aegon’s workforce in the Netherlands, while also championing Aegon’s proud Dutch heritage and local roots.
Building leading positions
This important transaction is just one example of how Aegon is pursuing its strategic priority of building leading positions in its chosen markets. Looking ahead, the company continues to execute growth initiatives in its other core markets, as well as in its growth markets, Brazil, China, and Spain & Portugal, and through its global asset manager.
In the United States, Aegon will continue to build on Transamerica’s leading positions in both individual life insurance and the workplace pension business, investing capital to increase its market share profitably in selected product lines. In addition, Transamerica will continue to take management actions to further improve its risk-return profile. In the United Kingdom, meanwhile, Aegon is pursuing the profitable growth of the various distribution channels of its leading platform business by improving customer propositions, service capabilities, and digital experience for advisors, employers, and consumers. Furthermore, Aegon Asset Management will be able to leverage its global capabilities through its exclusive long-term partnership with a.s.r. for managing part of the combination’s assets. In its growth markets, Aegon will continue to look to invest capital in value-adding growth opportunities.
Listening to Aegon’s employees
As the organization changes shape, Aegon’s ability to attract and retain talented people becomes increasingly important. In 2022, the Supervisory Board connected with Aegon employees on topics ranging from engagement to wellbeing, through talent sessions, employee gatherings, and regular meetings and visits.
These interactions highlight how Aegon is helping employees transition to new ways of working in the post-pandemic era. As offices have reopened, the company has strengthened its hybrid working model, and now offers employees specific guidance according to their role. Encouragingly, recent survey results indicate that 90% of Aegon employees are now working productively via the new setup.
Toward a strong and sustainable business
More widely, I welcome the steps Aegon is taking to address sustainability, and particularly the priority themes of inclusion and diversity and climate change, as identified by stakeholders. During the year, the Supervisory Board discussed, and closely monitored Aegon’s progress in realizing its
Net-Zero
Asset Owner Alliance commitments.
Aegon is also strengthening its
non-financial
reporting and controls, and the Supervisory Board is enthused by the advancements being made in this area.
In the financial reporting sphere, the Supervisory Board participated in multiple deep-dive sessions about the implications and implementation of IFRS 17, which will apply to financial reporting after January 1, 2023. As part of our responsibilities, we have also been closely involved in the tender procedure to elect a new external auditor for the company as per the mandatory rotation requirements. After a sound and thorough selection process, we were pleased to recommend the appointment of Ernst & Young Accountants LLP (EY), subject to approval at the 2023 Annual General Meeting of Shareholders.
The Supervisory Board recognizes the importance of risk and compliance, and we are closely monitoring ongoing efforts to address these topics, with the support of relevant committees.
The Supervisory Board’s efforts were supported by the addition of a new member, Karen Fawcett, and the reappointment of Corien Wortmann-Kool. The composition of the Board was again a key consideration in these appointments, as we continued to maintain a good balance in terms of gender diversity, nationality, and background. I also welcome the recent appointments of Astrid Jäkel and Deborah Waters to the Management Board, in their respective capacities of Chief Risk Officer and Chief Technology Officer.
On behalf of all members of the Supervisory Board, I again thank all Aegon employees for their valuable contributions to Aegon’s purpose and strategic priorities. I also express my gratitude to the company’s investors for their continued trust and confidence.
The Hague, the Netherlands, March 22, 2023
William L. Connelly
Supervisory Board Chairman, Aegon

A detailed report on the Supervisory Board and its activities during the year can be found on page 48 of this Annual Report.

Aegon Annual Report on Form 20-F 2022 | 35

About Aegon Governance and risk management Financial information Non-financial information

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
The shareholders
Listing and shareholder base
Aegon’s common shares are listed on Euronext Amsterdam and the New York Stock Exchange. Aegon has institutional and retail shareholders around the world. More than three-quarters of shareholders are located in Aegon’s three main markets, the United States, the Netherlands, and the United Kingdom. Aegon’s largest shareholder is Vereniging Aegon, a Dutch association with a special purpose to protect the broader interests of the company (Aegon N.V.) and its stakeholders.
General Meeting of Shareholders
A General Meeting of Shareholders is held at least once a year and, if deemed necessary, the Supervisory or Executive Board of the company may convene an Extraordinary General Meeting of Shareholders. The main function of the General Meeting of Shareholders is to decide on matters such as the adoption of annual accounts, the approval of dividend payments, and (re)appointments to the Supervisory Board and Executive Board of Aegon.
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
Composition of the Supervisory Board
Members of the Supervisory Board are appointed by the General Meeting of Shareholders, following nomination by the Supervisory Board itself. Aegon aims to ensure that the composition of the company’s Supervisory Board is in line with Aegon’s diversity policy for the Supervisory Board, Executive Board and Management Board and is as such well-balanced in terms of professional background, geography, gender, and other relevant aspects of the diversity policy. A profile, which is published on aegon.com, has been established that outlines the required qualifications of its members. Supervisory Board members are appointed for a four-year term and may then be reappointed for another

36	Aegon Annual Report on Form 20-F 2022

Corporate governance

four-year period. Subsequently, a Supervisory Board member can be reappointed again for a period of two years, and then extended by two years at the most. Supervisory Board members are no longer eligible for (re)appointment after reaching the age of 70, unless the Supervisory Board decides to make an exception. Remuneration of the Supervisory Board members is determined by the General Meeting of Shareholders. In 2022, no transactions were concluded between the company and any of the Supervisory Board members. Furthermore, the company did not provide loans or issue guarantees to any members of the Supervisory Board. At present, Aegon’s Supervisory Board consists of nine members, all of whom qualify as independent in accordance with the Dutch Corporate Governance Code.
Committees
The Supervisory Board also oversees the activities of its committees. These committees are composed exclusively of Supervisory Board members and deal with specific issues related to Aegon’s financial accounts, risk management, sustainability, executive remuneration, and appointments. These committees are the:
◆	Audit Committee
◆	Risk Committee
◆	Remuneration Committee
◆	Nomination and Governance Committee
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
In 2022, no transactions were concluded between the company and either member of the Executive Board. Furthermore, the company did not provide any loans to, or issue guarantees in favor of either of the members of the Executive Board.
Management Board
Aegon’s Executive Board is assisted in its work by the company’s Management Board, which had 12 members, including the members of the Executive Board per December 31, 2022. Aegon’s Management Board is composed of Lard Friese, Matt Rider, Elisabetta Caldera, Will Fuller, Mike Holliday-Williams, Allegra van Hövell-Patrizi, Astrid Jäkel, Marco Keim, Onno van Klinken, Bas NieuweWeme, Duncan Russell and Deborah Waters.
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
The capital of the company
Aegon has an authorized capital of EUR 1,080 million, divided into 6 billion common shares and 3 billion common shares B, each with a nominal value of EUR 0.12. As of December 31, 2022, a total of 2,109,430,229 common shares and 546,196,080 common shares B had been issued.
Depository receipts for Aegon shares are not issued with the company’s cooperation.

Aegon Annual Report on Form 20-F 2022 | 37

About Aegon Governance and risk management Financial information Non-financial information

As per the Dutch act regarding the conversion of bearer shares, all 16,040 bearer shares outstanding at December 2020 have been converted into registered shares held by the company as per January 1, 2021. Until January 1, 2026, and upon request of a holder of a certificate of a bearer share, the company will provide the holder of such a valid certificate of a bearer share with a registered share as a replacement of the bearer share.
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
Significant shareholdings
On December 31, 2022, Vereniging Aegon, Aegon’s largest shareholder, held a total of 315,532,860 common shares and 494,433,240 common shares B.
Under the terms of the 1983 Merger Agreement, as amended in May 2013, Vereniging Aegon has the option to acquire additional common shares B. Vereniging Aegon may exercise its call option to keep or restore its total stake to 32.6% of the voting rights, irrespective of the circumstances that caused the total shareholding to be or become lower than 32.6%.
During 2022, one transaction was concluded between Aegon N.V. and Vereniging Aegon. Execution of this transaction was done in compliance with all requirements of Best Practice 2.7.5 of the Dutch Corporate Governance Code.
On December 15, 2022, Aegon repurchased 43,817,400 common shares B from Vereniging Aegon for the amount of EUR 5,113,578.21 based on 1/40th of the Value Weight Average Price of the common shares of the five trading days preceding this transaction. The repurchase of common shares B was executed to bring the aggregate holding of voting shares by Vereniging Aegon in Aegon more in line with its special cause voting rights of 32.6% following the completion of the Share Buy Back Programs, initiated by Aegon in April 2022 following the completion of the sale of the Hungarian business and initiated in July and October 2022 to neutralize the dilutive effect of the distribution of the final dividend 2021 and the interim dividend 2022 in stock.
Special control rights
As a matter of Dutch corporate law, the common shares and the common shares B offer equal full voting rights, as they have equal nominal value (EUR 0.12). The Voting Rights Agreement entered into between Vereniging Aegon and Aegon provides that under normal circumstances, that is, except in the event of a Special Cause, Vereniging Aegon is not allowed to exercise more votes than is proportionate to the financial rights represented by its shares. This means that in the absence of a Special Cause, Vereniging Aegon may cast one vote for every common share it holds and one vote only for every 40 common shares B it holds. In the event of a Special Cause, Vereniging Aegon may cast one vote for every common share and one vote for every common share B.
A Special Cause may include:
◆	The acquisition by a third party of an interest in Aegon N.V. amounting to 15% or more
◆	A tender offer for Aegon N.V. shares, or
◆	A proposed business combination by any person or group of persons, whether acting individually or as a group, other than in a transaction approved by the company’s Executive and Supervisory Boards
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

38	Aegon Annual Report on Form 20-F 2022

Corporate governance

whether or not to invoke a
180-
or 250
-day
response time under the Dutch Corporate Governance Code or Civil Code.
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
Significant agreements and potential change of control
Aegon is not party to any significant agreements that would take effect, alter, or terminate as a result of a change of control following a public offer for the outstanding shares of the company, other than those customary in financial markets (for example, financial arrangements, loans, and joint venture agreements).
Share plan
Senior executives at Aegon companies and some other employees are entitled to variable compensation of which part is granted in the form of shares. For further details, please see the Remuneration Report on page 57 and note 50 of the notes to Aegon’s consolidated financial statements of this Annual Report. Under the terms of existing share plans the vesting of granted rights is predefined. The shares shall vest as soon as possible in accordance with payroll requirements of the relevant subsidiary after the adoption of the company’s Annual Report at the Annual General Meetings of Shareholders in the year of vesting of these shares.
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
Dutch Corporate Governance Code
As a company based in the Netherlands, Aegon adheres to the Dutch Corporate Governance Code. The version of the Code applicable to the financial year 2022 is the version that came into force on January 1, 2017. Aegon endorses the Code and strongly supports its principles for sound and responsible corporate governance and long-term value creation. Aegon regards the Code as an effective means to help ensure that the interests of all stakeholders are duly represented and taken into account. It is the responsibility of both the Supervisory Board and the Executive Board to oversee Aegon’s overall corporate governance structure.
In general, Aegon applies the best practice provisions set out in the Code. There is one best practice provision with which Aegon does not fully apply. In this case, Aegon adheres, as much as is possible, to the spirit of the Code.

Aegon Annual Report on Form 20-F 2022 | 39

About Aegon Governance and risk management Financial information Non-financial information

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

40	Aegon Annual Report on Form 20-F 2022

Sustainability governance

Sustainability governance

Key roles
Aegon’s Executive Board has overall responsibility for sustainability. The Supervisory Board has ultimate oversight. Through its Nomination and Governance Committee, the Supervisory Board is advised and kept appraised of business and regulatory developments regarding sustainability.
Advice on Aegon’s sustainability approach is provided by the Global Sustainability Board (GSB), which is supported by the Corporate Sustainability team. The GSB is a senior management committee established in December 2021, to enhance overall governance and oversight of Aegon’s company-wide approach to sustainability. The GSB meets quarterly and advises the Management and Executive Boards on Aegon’s strategic sustainability approach, including the two priority themes: climate change, and inclusion and diversity. It is chaired by the CEO of the Americas and consists of senior-level representatives from across the company, including five members of the Management Board.
The GSB’s core function is to steer and strengthen the sustainability approach across Aegon’s business units, and it is supported by the local sustainability boards. This includes the validation of Aegon’s double materiality assessment, which assesses sustainability matters. Key actions include formulating sustainability-focused commitments, key performance indicators (KPIs), and targets; and tracking these.
Incentives
As per our Executive Board’s Remuneration Policy, at least 50% of a member’s variable compensation must be determined by non-financial
performance indicators, where at least one must be
ESG-related.
Moreover, a significant risk or compliance incident related to ESG may result in a malus adjustment or claw-back of a member’s variable compensation.
Risk management
The Group Risk & Capital Committee (GRCC) oversees the Financial Risk function’s climate scenarios that analyze the potential impacts of climate change on our financial accounts. The
Non-Financial
Risk Committee (NFRC) oversees the Operational Risk function’s annual climate risk assessment that identifies possible physical and transition risks that could impact Aegon.
The Compliance function conducts Aegon’s biennial Human Rights Risk Assessment (HRRA). The Compliance function also annually assesses ethics and culture via the Systematic Integrity Risk Assessments (SIRA), part of which is to assure these are not directly or indirectly violating the principles in the Code of Conduct and Aegon’s core values. This is also overseen by the NFRC.

Aegon Annual Report on Form 20-F 2022 | 41

About Aegon Governance and risk management Financial information Non-financial information

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
In 2004, she joined Vodafone Italy where she was appointed Human Resources and Organization Director and member of the Management Board Vodafone Italy. Ms. Caldera moved to Vodafone Group in the United Kingdom as Human
Resources Director for the Global Technology function and finally was appointed as HR Director for Europe Cluster & Egypt in 2018.
Ms. Caldera joined Aegon on June 1, 2021 as Chief HR Officer and member of Aegon’s Management Board.
Ms. Caldera was a member of the Supervisory Board of Falck Renewable from 2014 until September 30, 2022.

Will Fuller (1971, American)
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

42	Aegon Annual Report on Form 20-F 2022

Composition of the Boards

Mr. Fuller was appointed as a member of Aegon’s Management Board in March 2021. He has been actively engaged in the financial services industry, most recently in forming the Alliance for Lifetime Income.

He formerly served as a board member of LL Global, Inc. (LIMRA/LOMA), Forum for Investor Advice, Money Management Institute, and Insured Retirement Institute.

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
In 2006, Mr. Holliday-Williams joined RSA, becoming the UK Managing Director of Personal Lines in 2008,

responsible for MORETH>N, Partnerships and the Broker businesses. In 2011, he moved to Copenhagen to become the CEO of RSA Group’s Scandinavian businesses, Codan A/S and Trygg-Hansa, he also became a member of the RSA Group Executive. In 2014, he moved to Direct Line Group (DLG) to become MD of the Personal Lines business, joining the Board of DLG in February 2017.
Mr. Holliday-Williams joined Aegon UK in October 2019, to take over as CEO. He is a member of Aegon’s Management Board since March 2020.

Allegra van Hövell-Patrizi (1974, Italian and Belgian)
CEO of Aegon the Netherlands and member of the Management Board of Aegon N.V.
Allegra van Hövell-Patrizi began her career in 1996 at McKinsey & Company, specializing in financial institutions. After several years as a partner there, she joined F&C Asset Management in 2007 as a member of the Management Committee. In 2009, she joined Prudential plc where she was part of the CEO Office and then later became Group
Risk Director, and a member of the Group Executive Risk Committee, as well as the PUSL Board (within the Prudential plc Group). Mrs. van Hövell-Patrizi joined Aegon at the end of 2015. She was appointed Chief Risk Officer of Aegon N.V. and a member of Aegon’s Management Board in January 2016. Mrs. van Hövell-Patrizi was appointed CEO of Aegon the Netherlands on June 15, 2021. Mrs. van Hövell-Patrizi was a member of the Supervisory Board of LeasePlan (not listed) until March 2022.

Astrid Jäkel (1977, German)
Chief Risk Officer of Aegon N.V. and member of the Management Board of Aegon N.V.
Astrid Jäkel joined Aegon as Chief Risk Officer (CRO) and member of the Management Board of Aegon N.V. on March 1, 2022.
Astrid Jäkel has 20 years of experience in the European and global insurance sectors. She joined Aegon from the international management consultancy firm Oliver Wyman where she was a partner in the European Insurance and Asset Management Practice,
co-leader
of the European Insurance Financial Effectiveness team as well as a member of the Board of Oliver Wyman’s Swiss subsidiary. Her consulting work focused on high-impact risk, capital, asset liability and investment management topics. Ms. Jäkel worked with leading European and global insurers on a broad range of projects to help transform and optimize their risk and balance sheet management capabilities for market, credit, insurance, and non-financial
risks.
Her responsibilities include managing Aegon’s Group Risk and Actuarial functions, along with maintaining the Group’s Risk Management framework and overseeing the risk management capabilities.

Marco Keim (1962, Dutch)
CEO of Aegon International and member of the Management Board of Aegon N.V.
Marco Keim began his career with accountancy firm Coopers & Lybrand/Van Dien, before moving to the aircraft manufacturer Fokker Aircraft and NS Reizigers, part of the Dutch railway company, NS Group. In 1999, he joined Swiss Life in the Netherlands as a Member of the Board,
and was appointed CEO three years later. Mr. Keim was appointed CEO of Aegon the Netherlands and member of Aegon’s Management Board in June 2008. From 2017 to 2020, Mr. Keim headed Aegon’s operations in mainland Europe. Mr. Keim is the head of Aegon International and responsible for Aegon’s business in Central and Eastern Europe as well as Asia and Brazil. Mr. Keim is a former member of the Supervisory Board of Eneco Holding N.V.

Aegon Annual Report on Form 20-F 2022 | 43

About Aegon Governance and risk management Financial information Non-financial information

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
Mr. Russell was appointed Chief Transformation Officer and member of the Management Board of Aegon N.V. on August 1, 2020.

Deborah Waters (1967, American)
Chief Technology Officer and member of the Management Board of Aegon N.V.
Debbie Waters began her career at the aerospace group Lockheed Martin in 1989 before moving to the software consultancy group Seer Technologies.
In 1995, she joined Citigroup Inc., where she held various technology leadership positions in the intervening years. Most recently she served for over five years as Citi’s Global Head of Private Bank Operations and Technology. Additionally, Ms. Waters was the Head of Inclusion and Diversity for Citi’s Institutional Client Group Operations and Technology.
Previous roles included leading Client Centric and Equities Technology, supporting the Equities, Research, Commercial Bank, Citi Velocity, and Markets Sales businesses. She also served as the Chief Operating Officer for the Markets Technology organization during her tenure. Before moving to Markets Technology, Deborah Waters managed Markets and Operational Risk Technology for the organization where she started as a developer of Risk solutions. Debbie Waters is a non-executive
director at RanMarine Technology B.V.
(non-listed).

44	Aegon Annual Report on Form 20-F 2022

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

He is also chairman of the Supervisory Board Nomination and Governance Committee and a member of the Supervisory Board Remuneration Committee. Mr. Connelly is an independent director at the Board of Directors of Société Générale, an independent director at the Board of Directors of Singular Bank S.A. (formerly known as Self Trade Bank S.A., non-listed)
and Chairman of the Board of Directors of Amadeus IT Group S.A.

Corien M. Wortmann-Kool (1959, Dutch)
Vice Chair of the Supervisory Board
Member of the Audit Committee
Member of the Nomination and Governance Committee
Corien M. Wortmann-Kool is the former Chair of the Board of Stichting Pensioenfonds ABP, the Dutch public sector collective pension fund, until December 2022. Ms. Wortmann-Kool is a former Member of the European Parliament and Vice President on Financial, Economic and Environmental affairs for the EPP Group (European People’s Party). She was appointed to Aegon’s Supervisory Board in May 2014, and her current term ends in 2026.
She is Vice Chair of the Supervisory Board, and a member of the Supervisory Board Audit Committee and the Supervisory Board Nomination and Governance Committee.
Ms. Wortmann-Kool is a member of the Supervisory Board of Royal DSM N.V., and a member of De Autoriteit Financiële Markten Capital Markets Advisory Committee. She was vice president of the European People’s Party until March 2018, a member of the Advisory Council of the Centraal Bureau voor de Statistiek until June 2018, and a member of the Supervisory Board of Het Kadaster until March 2021. Furthermore, she was the Chair of the Board of Trustees of Save the Children Netherlands until January 2022.

Mark A. Ellman (1957, American)
Member of the Nomination and Governance Committee
Member of the Risk Committee
Mark A. Ellman is a former Vice Chairman Global Origination of Bank of America/Merrill Lynch. Before joining Bank of America/Merrill Lynch, he held various roles in the US insurance industry. These mostly entailed working in corporate finance at large US financial institutions, where he was engaged in M&A advice and transactions, together with equity and debt raisings for insurance companies. He was a Managing Director and
Co-Head
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

Aegon Annual Report on Form 20-F 2022 | 45

About Aegon Governance and risk management Financial information Non-financial information

Karen Fawcett (1962, British)
Member of the Risk Committee
Member of the Remuneration Committee
Karen Fawcett was formerly CEO Retail, Brand and Marketing for Standard Chartered Bank, which focused primarily on Asia, Africa, and the Middle East. Her broad career across complex global businesses covers wholesale and retail banking, global strategy, technology transformation, and brand & marketing.
Prior to her career in banking, Ms. Fawcett was Partner at the global management and information technology consultancy firm Booz, Allen & Hamilton, where she advised insurers, banks, and asset managers on a wide range of strategic, technological, and operational transformations.

Ms. Fawcett was appointed to Aegon’s Supervisory Board in May 2022. She is a member of the Supervisory Board Remuneration Committee and a member of the Supervisory Board Risk Committee.
Ms. Fawcett holds several
non-executive
director positions, with a portfolio across financial services & digital transformation, education, and climate change mitigation. These positions are with the following non-listed
entities: the LGT Group Foundation; Temus; Global Evergreening Alliance; and BetterTradeOff. Ms. Fawcett was a
non-executive
director at INSEAD until December 2022.

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
His last position at Unum was as Chief Financial Officer. As CFO, he successfully led the transformation of the finance organization by outsourcing transactional processes, driving automation across the organization, implementing accounting and financial planning & analysis platforms and modeling, and navigating the company through the implementation of tax reform. This experience underscores his in-depth
knowledge of the insurance industry and his integral perspective on managing an insurance company. During the 2021 AGM, Mr. McGarry was appointed to Aegon’s Supervisory Board, and his current term ends in 2025. Mr. McGarry is a member of the Audit Committee and a member of the Remuneration Committee.

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
Mr. Noteboom is Chairman of the Supervisory Board of Royal Vopak N.V. In addition, Mr. Noteboom is the chairman of the Board of Directors of VUmc Cancer Center Amsterdam and the Chairman of Stichting Prioriteit Ordina Groep. Mr. Noteboom is a former member of the Supervisory Boards of Wolters Kluwer N.V. and Royal Ahold Delhaize N.V.

46	Aegon Annual Report on Form 20-F 2022

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
Mrs. Ramsay is a senior independent director of the Board of Brit Syndicates Ltd
(non-listed),
a member of the Board of Directors of Aberdeen UK Smaller Companies Growth Trust Plc, a member of the Board of Directors of Ardonagh Specialty Holdings Ltd.
(non-listed),
and a member of the Board of Directors of Tesco Underwriting Ltd.
(non-listed).
Mrs. Ramsay is a member of the FCA Regulatory Decisions Committee and a member of the Payment Systems Regulator’s Enforcement Decisions Committee.

Thomas Wellauer (1955, Swiss)
Member of the Audit Committee
Member of the Remuneration Committee
Thomas Wellauer started his professional career at McKinsey
& Company, where he served as Senior Partner and Practice Leader. He held various executive management positions across multiple industries, including financial services, pharmaceuticals and chemicals. Among others, he served on the executive committees of Winterthur Insurance, Credit Suisse, Swiss Re, and Novartis. His most recent position from 2010 to 2019 was Group Chief Operating Officer of Swiss Re. During his career, Mr. Wellauer also served as an independent director on the boards of several global companies such as Munich Re and Syngenta.
Mr. Wellauer was appointed to Aegon’s Supervisory Board in May 2020 and his current term ends in 2024. He is a member of the Supervisory Board Audit Committee and a member of the Supervisory Board Remuneration Committee.
Mr. Wellauer is Chairman of the Board of Directors of SIX Group
(non-listed).
In addition, he serves as Chairman of the Board of Trustees of the University Hospital Zurich Foundation and is Chairman of the International Chamber of Commerce in Switzerland.

Dona D. Young (1954, American)
Chair of the Risk Committee
Member of the Nomination and Governance Committee
Dona D. Young is an executive/board consultant and retired Chairman, President and Chief Executive Officer of The Phoenix Companies, which was an NYSE listed insurance and asset management company at the time of her tenure. She was appointed to Aegon’s Supervisory Board in 2013, and her current term will end in 2023.
She is Chair of the Supervisory Board Risk Committee, and a member of the Supervisory Board Nomination and Governance Committee.

Ms.
Young is a member and Chairman of the Board of Directors of Foot Locker, Inc. Ms. Young, is a member of the board of Spahn and Rose

(non-listed),

and serves as a member of the Board of Directors of USAA

(non-listed.

Furthermore, Ms. Young is a member of the Board of the National Association of Corporate Directors. Ms. Young is a member of the Board of Trustees of Save the Children US

(non-listed)

and served as a member of the Board of Save the Children International and Save the Children Association

(non-listed)

until February
2023.

Aegon Annual Report on Form 20-F 2022 | 47

About Aegon Governance and risk management Financial information Non-financial information

Report of the Supervisory Board
The Supervisory Board is entrusted with supervising and advising the Executive Board regarding the management of the company (“Aegon N.V.”) and overseeing Aegon’s strategy and the general course of its businesses. In the performance of its duties, the Supervisory Board acts in accordance with the interest of the company and takes into account the interest of the company’s stakeholders. This report provides information on how the Supervisory Board performed its duties in 2022.

The Supervisory Board discussed the long-term value creation strategy with the Executive Board and the Management Board. The Supervisory Board was involved in strategic deliberations and decision-making – in particular on the a.s.r, transaction as discussed below – and provided its advice on strategic considerations for the future of Aegon in the interest of all stakeholders. The Supervisory Board monitored the implementation of the strategy by discussing the business progress, risks, opportunities, and achievements on a quarterly basis with management. The Supervisory Board promotes a culture that supports long-term value creation, which is reflected during board meetings and during frequent interactions with local management teams and employees. In order to align on the strategic progress and the general course of affairs, the Chair of the Supervisory Board, Chair of the Audit Committee and the Chair of the Risk Committees are in close contact with the Chief Executive Officer, the Chief Finance Officer and the Chief Risk Officer, respectively.
The Supervisory Board supports the active management of the business portfolio and regularly discusses acquisitions and divestments. During the year and in light of Aegon’s value proposition, the Board discussed various mergers, acquisitions, divestments, and balance sheet transactions. The sale of the Hungarian business to Vienna Insurance Group AG resulted in the financial flexibility to execute a EUR 300 million share buyback program and a debt tender offer. Another transaction to highlight was the sale of Aegon’s 50% stake in the Spanish insurance joint venture with Liberbank to Unicaja Banco.
Aegon to combine its Dutch operations with a.s.r.
On October 27, 2022, Aegon announced it had reached an agreement with a.s.r. to combine its Dutch pension, life and non-life
insurance, banking, and mortgage origination activities with a.s.r. The combination will create a leading Dutch insurance company. This step enables Aegon to accelerate its strategy and represents a major step in its ambition to become a leader in its chosen markets. The Executive Board and the Supervisory Board considered the financial and non-financial
aspects of this
transformational transaction during multiple additional board meetings and in close consultation with their respective financial and legal advisors, and concluded that the transaction is in the interest of Aegon and its stakeholders, and promotes the sustainable success of Aegon’s business.
Following the unanimous recommendation of the Executive Board and the Supervisory Board, the shareholders of Aegon voted in favor of the transaction at the Extraordinary General Meeting held on January 17, 2023.
Sustainability
Sustainability is part of the company strategy and an area of specific attention for the Supervisory Board. While the full Supervisory Board bears such responsibility, the Supervisory Board is advised and kept appraised of business and regulatory developments regarding sustainability and ESG through its Nomination and Governance Committee. Other committees also address ESG matters, as linked to their area of responsibility. In 2022, the Supervisory Board requested regular updates on the progress of Aegon’s Sustainability Roadmap and ESG developments. Also, discussions on non-financial
controls related to sustainability reporting took place and progress updates on the
Net-Zero
Asset Owner Alliance commitments were discussed. The wider governance of sustainability is shown on page 41 of this report and this structure drives delivery of the Aegon’s sustainability ambitions and alignment on sustainability across the business. The Supervisory Board is supporting Aegon’s approach to sustainability and consequently considers ESG issues in its decision-making.
Educational sessions and deep dives
To further broaden the skillset of the Supervisory Board, and in addition to the regular updates and presentations provided by the company, the Supervisory Board participated in several educational sessions and deep dives. In 2022, significant time was spent on, among others, the strategy of the different business units, operations, distribution, people, competitive landscapes, and expense and growth

48	Aegon Annual Report on Form 20-F 2022

Report of the Supervisory Board

initiatives. The Board participated in a session on managing risk and capital in volatile markets. Also, multiple deep dive sessions were organized around the implications and implementation of IFRS 17. Other deep dives related to how the purpose of the company was communicated, data privacy, the retirement strategies of the business units, and the impact of rising interest rates. In addition to the deep dives, the Supervisory Board interacted with talents and employees by participating in talent sessions and employee gatherings during their regular meetings and country visits to the United States and the United Kingdom.
The members of the Supervisory Board gathered general information on industry developments by participating in networks, reading independent reports, and sharing knowledge where appropriate with other Board members within and outside Aegon. Also, the Board took notice of the trending topics provided in the reports of the external auditor. These topics included, for example, economic prospects, net-zero
commitments, international income tax rules, and asset and wealth management trends.Focus items for 2023.
Focus items for 2023
In 2023, the Supervisory Board will, among others, continue its focus on the management actions that support the creation of long-term value for all stakeholders. Following the announced transaction with a.s.r., significant focus will be on the disentanglement of the relevant businesses from Aegon and other steps required for closing the transaction. Also, attention will be given to the implications of the a.s.r. transaction for the organization, including group supervision. Furthermore, the Supervisory Board will focus on the business strategy, resourcing, customer focus, IT developments, and culture. As in 2022, the Board will closely follow the implementation of IFRS 17, the rotation of the external auditor, and, as a continuous top priority, the developments related to ESG, and sustainability reporting. Other items that will receive special attention in 2023 are continuing the growth in strategic life insurance and retirement businesses, the Capital Markets Day in the second quarter of 2023, and the further acceleration of Aegon’s strategy.
Board review
The Supervisory Board undertakes an internal review of Board effectiveness on an annual basis. An external assessment takes place every three to four years. The external assessment undertaken in 2022 was based on a survey completed by Supervisory Board members and Management Board members, as well as interviews with all Supervisory Board members and several Management Board members. Constructive feedback was provided to the Supervisory Board and to each Supervisory Board member, and the results of the board effectiveness assessment were discussed in February 2023.
The Supervisory Board will act on the observations and recommendations provided in the evaluation report.
The evaluation of the Supervisory Board focused on the following issues: the functioning as a whole; the composition and roles, governance of the company, interactions within the Supervisory Board and with the Executive and Management Boards; the effectiveness of supervision and how the Supervisory Board fulfills its roles as advisor. The general outcome of this evaluation is positive and encourages the Supervisory Board to continue on the same path. The Supervisory Board and its committees perform well. The Supervisory Board acts independently, its members are well-equipped for their duties. There is an open and constructive atmosphere within the Supervisory Board. Furthermore, the information provision by and transparency of the Executive Board were judged positively. The recommendations arising from the evaluation include: structuring educational sessions in line with further education needs; following up on further improvement of meeting materials such as business data; reinforcing the focus on management development and succession planning; and maintaining a tight focus on strategic developments following the a.s.r. transaction.
Outside the presence of the Executive Board, the Supervisory Board reviewed the performance of the individual members of the Executive Board and Management Board over the preceding calendar year in February 2023. In addition, the Executive Board evaluated its own functioning as a whole and that of the individual Executive Board members as well. The performance of the members of the Executive and Management Boards was also discussed regularly during the year by the Supervisory Board.
Regular topics
Results and budget
In February 2022, the Supervisory Board convened to discuss the fourth quarter 2021 results and approved the final dividend for 2021. In March 2022, the Supervisory Board, in the presence of PwC, reviewed and adopted Aegon’s 2021 Annual Report, the consolidated financial statements of Aegon N.V., and the company financial statements of Aegon N.V. In May, August, and November, the Supervisory Board reviewed Aegon’s first, second, and third quarter 2022 results respectively based on the recommendation of the Audit Committee.
In December 2022, the Supervisory Board and Management Board reviewed the company’s Medium Term Plan, which included the budget and capital plan for 2023. The Boards took note of the uncertainties and challenges in the coming years. These included, among others: increased regulatory requirements, execution risk, and developments in the financial markets. After discussing the Medium Term Plan, including Aegon’s capital generation and capital

Aegon Annual Report on Form 20-F 2022 | 49

About Aegon Governance and risk management Financial information Non-financial information projections, the Supervisory Board supported the plan and approved the 2023 budget. The Board also approved the 2023 funding plan and authorized the Executive Board to execute on the plan in 2023.
Legal, compliance, tax, and regulatory affairs
In 2022, the Supervisory Board and the Audit Committee discussed compliance, regulatory, tax, and legal topics in each of Aegon’s business units with management, the General Counsel, the Global Head of Compliance, the Global Head of Tax, and the Global Head of Operational and Model Risk. In particular, the Board discussed the state of the legal and compliance functions, compliance risks, fraud, financial crime, and the tax policy and tax developments. This included Know Your Customer and ultimate beneficial owner requirements, anti-money laundering (AML), and whistleblower reports. An overview of the topics discussed in the field of Risk Management can be found in the Audit Committee and Risk Committee sections below.
The Chairs of the Supervisory Board, the Audit Committee and the Risk Committee held their regular meetings with the group supervisor, the Dutch Central Bank (DNB), in May and November 2022.
Other topics
In addition to the items mentioned above, the following topics – among others – were discussed during the 2022 Supervisory Board meetings:
◆	The war in Ukraine and the direct and indirect impacts on Aegon’s businesses, customers, and investments
◆	Ongoing COVID-19 developments
◆	Selection of the new independent auditor
◆	Executive Board and senior management succession planning
◆	Executive remuneration, including the remuneration framework
◆	Supervisory Board effectiveness and composition
◆	Corporate governance matters
◆	Human resources, including talent development, organizational health developments, cultural change, and inclusion and diversity
◆	Capital generation and solvency capital positions, including management actions, and developments in the financial markets
◆	Enterprise risk management, cybersecurity and information security strategies, and the preparedness for global incidents
◆	Investor relations, including Aegon’s shareholder base, market analysis and roadshow feedback;
◆	Highlighted topics by Supervisory Board Committees
◆	Regulatory changes at both a regional and global level
◆	Annual Global Employee Survey. The Supervisory Board discussed the outcome of the 2022 survey in detail in the first quarter of 2023;
◆	Tax policy and tax developments
◆	Technology, including the technology strategy, IT security, technological developments, and innovations
◆	HR Plan
◆	Group Recovery plan
◆	Own Risk and Solvency Assessment
◆	Solvency and Financial Condition Report
Corporate governance
Details of the role of the Supervisory Board, Aegon’s corporate governance structure and a summary of how the company complies with the Dutch Corporate Governance Code can be found on pages
36-40
of this Annual Report and in the Corporate Governance Statement published on aegon.com.
Composition of the Supervisory Board and
Executive Board
Supervisory Board
The composition of the Supervisory Board is discussed regularly in Board meetings and in particular by the Nomination and Governance Committee. All members of the Supervisory Board are considered independent under the terms of best practice provisions 2.1.7, 2.1.8, and 2.1.9 of the Dutch Corporate Governance Code. In compliance with the Dutch Corporate Governance Code, members of the Supervisory Board are appointed by shareholders for a term of four years. The option exists to reappoint members for one additional four-year term. A Supervisory Board member can then subsequently be reappointed again for a period of two years, which reappointment may be extended by at most two years. For a reappointment after an eight-year period, reasons will be provided in the report of the Supervisory Board.
An overview of the composition of the Supervisory Board in 2022 can be found on pages
42-47
of this Annual Report. The retirement schedule and other information about members of the Supervisory Board are available on aegon.com.
During the 2022 Annual General Meeting, Ms. Karen Fawcett was appointed as a Supervisory Board member for a term of four years until the end of the AGM to be held in 2026. Ms. Corien Wortmann-Kool was reappointed for another term of two years until the end of the AGM to be held in 2024. Ms. Wortmann-Kool was appointed to Aegon’s Supervisory Board in 2014. She is Vice-Chair of the Supervisory Board, and a member of the Audit Committee and the Nomination and Governance Committee. The Nomination and Governance Committee (without the attendance of Ms. Wortmann-Kool) has discussed Ms. Wortmann-Kool’s qualifications and concluded that she fits the Profile of the Supervisory Board. Ms. Wortmann-Kool is nominated to serve for a third term of two years (in line with the Dutch Corporate Governance Code) because of her broad background in the national and international political, societal, and business

50	Aegon Annual Report on Form 20-F 2022

Report of the Supervisory Board

environment. Moreover, her nomination will provide continuity to the Supervisory Board. Ms. Wortmann-Kool has extensive knowledge of financial sector legislation, such as Solvency II, financial supervision in Europe, and competition policy. Furthermore, she has a wealth of experience with and knowledge of pensions and retirement, asset management, risk management, ESG, and corporate governance.
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
Board meetings
Attendance overview
The 2022 Supervisory Board members’ attendance overview is provided in the table below.

Name	Regular SB meeting	Audit Committee	Member	Risk Committee	Member	Combined Audit & Risk Committee	Remuneration Committee	Member	Nomination & Governance Committee	Member	Additional SB (sub-committee) mtgs. /calls 3)	Additional Audit (sub) Committee mtgs. / calls 3)
Total no. of mtgs.	7	5		5		1	6		6
SB members 1)
Mr. William Connelly	7/7						6/6	v	6/6	Chair	10/10
Mr. Mark Ellman	7/7			5/5	v	1/1			6/6	v	8/9
Ms. Karen Fawcett 2)	4/4			2/2	v	1/1	3/3	v			5/5
Mr. Jack McGarry	7/7	5/5	v			1/1	6/6	v			7/7	7/7
Mr. Ben Noteboom	7/7			5/5	v	1/1	6/6	Chair			10/10
Ms. Caroline Ramsay	7/7	5/5	Chair	5/5	v	1/1					10/10	7/7
Mr. Thomas Wellauer	7/7	5/5	v			1/1	6/6	v			6/7	1/1
Ms. Corien Wortmann	7/7	5/5	v			1/1			6/6	v	8/10	7/7
Ms. Dona Young	7/7			5/5	Chair	1/1			6/6	v	10/10

1	The Supervisory Board is a separate independent corporate body, consisting of 9 members on December 31, 2022.
2	Where a Supervisory Board member retired from the SB, stepped down from a Committee, or was appointed throughout the year, only meetings during his / her tenure are taken into account.
3
All SB members attended the regular SB (Committee) meetings. Throughout the year, ad-hoc
meetings have been scheduled to discuss strategy-related topics. Furthermore, several sub-committees
have been established to discuss - among others - strategy-related topics and the audit tender process. These ad-hoc
(sub-committee)
meetings were attended by most (applicable) SB members. For remuneration purposes, some of the additional
(sub-committee)
calls have been combined and were considered (and paid) as one meeting.

Members of the Executive Board and Management Board regularly attended the Supervisory Board meetings held in 2022. At the request of the Supervisory Board, other executives attended the meetings to report on specific topics. Representatives from Aegon’s external auditor PwC attended the March 2022 Supervisory Board meeting on Aegon’s 2021 Annual Report. PwC also attended all 2022 Audit Committee meetings, including the combined Supervisory Board Audit and Risk Committee meeting. Regular Board meetings were preceded or followed by meetings attended only by members of the Supervisory Board and the Chief Executive Officer. Furthermore, the Supervisory Board held meetings without Executive Board or Management Board members present.

Aegon Annual Report on Form 20-F 2022 | 51

About Aegon Governance and risk management Financial information Non-financial information

Supervisory Board Committees
The Supervisory Board has four Committees that report into the Supervisory Board meetings. Supervisory Board members receive all minutes of the Committee meetings, and the Board discusses the items reported by the Committees.
The four Committees are the:
◆	Audit Committee
◆	Risk Committee
◆	Nomination and Governance Committee
◆	Remuneration Committee
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
of the SEC. The Chair of the Audit Committee qualifies as a financial expert according to the Sarbanes-Oxley Act in the United States and the competence in accounting and auditing according to the Audit Committee Decree 2016 (“Besluit instelling auditcommissie”), section 2(3).
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
The main role and responsibilities of the Audit Committee are to assist and advise the Supervisory Board in fulfilling its oversight responsibilities regarding:
◆	The integrity of the consolidated quarterly, half-yearly and full-year financial statements and financial reporting processes.
◆	Internal control systems and the effectiveness of the internal audit process.
◆	The performance of the external auditors and the effectiveness of the external audit process, including monitoring the independence and objectivity of the external auditor.
The Audit Committee reports to the Supervisory Board on its activities, identifying any matters about which it considers action or improvements are needed, and making recommendations as to the steps to be taken. For more information about the functioning of the Audit Committee, please see the Audit Committee Charter on aegon.com.
Committee meeting attendance
Audit Committee meetings were attended by, among others, the members of the Audit Committee, Aegon’s Chief Financial Officer, the Head of Corporate Financial Center, the Chief Risk Officer, the Chief Internal Auditor, and partners of PwC, Aegon’s external auditor.
Members of Aegon’s Group Risk, Group Legal, Group
Compliance, Investor Relations, Group Tax, Human Resources, Actuarial, and Business departments regularly attended Audit Committee meetings. Aside from the Audit Committee meetings, additional sessions were held with internal and external auditors, and the Global Head of Compliance, without management being present.
Financial reporting
In discharging their responsibilities with regard to the 2022 interim and full year financial statements, the Audit Committee:
◆	Reviewed and discussed the management letter and follow-up actions with the Executive and the Management Boards, Internal Audit, and PwC.

◆	Discussed PwC’s report leading to a review opinion on the interim financial statements.

◆	Considered presentations on various topics by local business unit managers, chief financial officers, Internal Audit, and the compliance and legal functions.

◆	Reviewed and discussed areas of significant judgments in the preparation of the financial statements, including, in particular, investment valuation and impairments, accounting changes, economic and actuarial assumption setting, and model validations.

◆	Reviewed and approved the internal and external audit plans and monitored execution, including progress in respect of recommendations made.
The Audit Committee was satisfied with the explanations provided by the Executive and Management Boards, Internal Audit, and PwC, and the conclusions reached. Recurring items on the Audit Committee agenda in 2022 were Solvency II developments, controls, capital and liquidity, the quarterly legal and compliance reports, the annual whistleblower overview, and the IFRS 17 implementation progress. Other items included non-financial
reporting, tax updates, capital plans, funding plans, the systemic integrity risk assessment, the Annual Report, the progress on finance and actuarial modernization programs, the auditor rotation process, and the performance review of the internal audit function and external auditor.

52	Aegon Annual Report on Form 20-F 2022

Report of the Supervisory Board

Risk management and internal controls
With respect to their oversight of internal controls (other than those where oversight is carried out via the Risk Committee), the Audit Committee:

◆	Discussed quarterly updates on the activities of the internal audit function, together with details of progress on internal audits with the internal auditor. Areas of focus include, amongst others, the Internal Audit strategy, audit planning process, Internal Audit charter, Internal Audit functional governance, quality assurance reviews, issue tracking and resolution, control environment, and results of audits in the areas of information and cybersecurity, Solvency II, third-party management and administration partnerships, General Data Protection Regulation, performance management and integrity.

◆	Reviewed the internal control framework, among others with respect to the Sarbanes-Oxley Act.

◆	Discussed the internal control statement with the Executive Board.
External audit effectiveness
The external auditor has been appointed by the shareholder for the period 2021-2023. Aegon has well-established policies on audit effectiveness and independence of auditors that set out, among other things:

◆	The review and evaluation of the external auditor and the lead partner of the external audit team on at least an annual basis.

◆	Non-audit services performed by the external auditor.

◆	Rotations of the external auditor.
The Audit Committee established that the policies were properly followed and adhered to. For more information about the policies relating to the effectiveness and independence of the external auditor, please see Annexes A, B and C of the Audit Committee Charter on aegon.com.
Audit rotation process
In 2021, the Audit Committee started the preparations for the mandatory auditor rotation process in line with regulations as the current auditor is nearing the maximum audit term of 10 years, ending after the audit of Aegon’s financial statements over 2023. In 2022, the Audit Committee in close collaboration with the Supervisory Board mandated a Selection Committee to conduct an audit tender process. The Selection Committee consisted of three Audit Committee members and two members of Aegon’s Finance management. The Selection Committee oversaw the execution of the audit tender process which was performed by a Steering Committee supported by a dedicated project team consisting of employees of Corporate Center and Business Units. The amended Audit Directive (2014/56/EU) and the Audit Regulation (537/2014/EU), which prescribe specific requirements on the appointment of statutory auditors or audit firms, have been considered in the audit tender process. In addition, the Selection
Committee considered the report of the AFM published in February 2021, which provides recommendations on the external auditor selection.
The unanimous recommendation from the Selection Committee to the Audit Committee was to propose that EY be elected as Aegon’s external auditor from January 1, 2024. The Selection Committee recommended the appointment for a tenure of five years. The Audit Committee agreed with the recommendation made by the Selection Committee. It was proposed to the Supervisory Board to recommend the Annual General Meeting to appoint EY as the Groups’ next external auditor effective January 1, 2024.
The Risk Committee
Role and responsibilities
The main role and responsibilities of the Risk Committee are to assist and advise the Supervisory Board in fulfilling its oversight responsibilities regarding the effectiveness of the design, operation, and appropriateness of both the Enterprise Risk Management (ERM) framework and the internal control systems of the company and the subsidiaries and affiliates that comprise Aegon. This includes:
◆	Risk strategy, risk tolerance, and risk governance
◆	Product development and pricing
◆	Risk assessment
◆	Risk responses and internal control effectiveness
◆	Risk limits and monitoring
◆	Risk reporting
◆	Operational risk, and
◆	Non-financial risk.
Furthermore, the Risk Committee regularly reviews risk exposures as they relate to capital, earnings, liquidity, operations, and compliance with risk policies. The company’s risk management is an important topic for the Supervisory Board.
The Risk Committee works closely with the Audit Committee. One combined meeting was held in December 2022. The combined meeting focused on the 2023 global risk plan, model validation, credit risk, information security, global incident response plans, and volatility in interest rates.
For more information about the functioning of the Risk Committee, please see the Risk Committee Charter on aegon.com.
Committee meetings attendance
The company’s Chief Executive Officer and Chief Risk Officer attended all the Committee meetings. The Chair of the Risk Committee granted the Global Chief Audit Executive a standing invitation to all the Risk Committee meetings. Other Management Board members and senior managers attended the meetings when relevant to the discussion.

Aegon Annual Report on Form 20-F 2022 | 53

About Aegon Governance and risk management Financial information Non-financial information

Risk management and Internal controls
Recurring items on the Risk Committee agenda in 2022 were risk exposure information, risk policy compliance monitoring, risks associated with IT and information security, as well as risks associated with
COVID-19
and strategic change programs in the company. The Risk Committee assessed the effectiveness of the design and operation of the Enterprise Risk Management framework and internal control systems in 2022 by:

◆	Discussing the quarterly risk dashboard, including all material group level risks, with the Executive Board, Chief Risk Officer, and relevant senior managers. The material group level risks consisted of financial, underwriting, and operational risks, including cybersecurity and information security risk. Specific attention was paid to the impact of the war in Ukraine, inflation risk, hedging, rapidly rising interest rates, liquidity and credit risk, people risk, and the delivery of the regulatory roadmap of Aegon the Netherlands.

◆	Assessing a quarterly dashboard that outlined risks with regard to the execution of the strategic change programs in each region, and how those risks were monitored and mitigated.

◆	Reviewing Aegon’s risk appetite, which consists of the risk strategy, risk tolerances and indicators.

◆	Reviewing the risk governance structure and risk competencies, including the skills and resources necessary for the risk function.
The Risk Committee spent time on emerging risks and the business environment risks, the identification and monitoring of non-financial
risks – and in particular related to ESG and sustainability reporting – assumption and model changes, the actuarial function report, data protection, the impact of market risk on the annual budget plan, reinsurance developments, material outsourcing, product and distribution risk, the DNB Risk Score Report, and on a number of important asset and liability management and hedging topics across the company. Also, and on the request of the Risk Committee, deep dives on Information Security per region were provided. In addition, the Risk Committee dedicated time to wider global developments, such as the geopolitical environment, and the development of financial markets in 2022, including global inflation rates. Finally, in the context of the transaction with a.s.r., the Risk Committee discussed the risks in relation to the transaction and the disentanglement of Aegon the Netherlands.
The Nomination and Governance Committee
Role and responsibilities
The main role and responsibilities of the Nomination and Governance Committee are to assist and advise the Supervisory Board in fulfilling its responsibilities in the areas of Human Resources Management and Corporate Governance. This includes:

◆	Board member and senior management succession planning.

◆	Drawing up selection criteria and procedures for the appointment of Board members, together with supervising the selection criteria and procedures for senior management.

◆	Advising on and proposing nominations, appointments, and reappointments.

◆	Assessing and advising on the approach to sustainability as part of the corporate strategy and overseeing the execution thereof.

◆	Reviewing and updating the Supervisory Board profile and charters for the Supervisory Board and its committees.

◆	Periodically assessing the functioning of individual members of the Supervisory Board and the Executive Board.

◆	Overseeing the corporate governance structure of the company, compliance with the Dutch Corporate Governance Code and any other applicable corporate governance legislation and regulations.
Committee meetings attendance
In addition to the committee members, these meetings were attended in whole or in part by the CEO, the Global Head of Human Resources, and the General Counsel.
Supervisory Board-related activities
The Nomination and Governance Committee discussed the composition of the Supervisory Board and its Committees, thereby addressing succession planning and diversity. The profiles of Supervisory Board members, as well as their capabilities, also in terms of working collectively with other members of the Supervisory Board, were debated by the Committee.
With the appointment of Ms. Fawcett and the reappointment of Ms. Wortmann-Kool, a well-balanced composition in terms of gender diversity, nationality, and backgrounds has been ensured, which also does justice to the geographical spread of Aegon’s activities.
The Supervisory Board noted the new Act on Diversity and is complying with this Act when addressing (re)appointments. In future searches for a new Supervisory Board member, the Committee continues to adhere to the improved attraction and selection practices, including reaching a broader pool of diverse candidates.

54	Aegon Annual Report on Form 20-F 2022

Report of the Supervisory Board

A Supervisory Board competency overview is published on aegon.com.
Executive and Management Board-related activities
During 2022, the Nomination and Governance Committee reviewed the composition of the Management Board and was informed – and consulted on – the succession of Management Board vacancies, and on certain appointments of key management.
The Committee was also kept apprised of major organizational changes, developments in employee engagement, and talent management. Also, the Committee discussed the annual Global Employee Survey, which was conducted at the end of 2022.
Further to the activities mentioned above, the Nomination and Governance Committee discussed senior management team developments and governance matters and structures, also in relation to the material business units and functions.
The Nomination and Governance Committee also reviewed the important outside board positions of the members of the Management and Supervisory Boards and discussed specific appointments to important outside board positions where applicable. The Nomination and Governance Committee has furthermore discussed the potential governance implications of the a.s.r. transaction.
Sustainability
In 2022, the Committee was kept apprised of regulatory and business developments in the area of ESG and discussed the regulatory framework and reporting standards in both Europe and the US, and the impact thereof on Aegon.
The Committee was frequently updated on the development of the Sustainability Roadmap 2025 and discussed, amongst others, the sustainability approach, goals, performance indicators, and the value of the Sustainability Roadmap for both Aegon and Aegon’s stakeholders. The Committee also regularly discussed updates on the
Net-Zero
Asset Owner Alliance commitments.
Diversity
Enhancing diversity in the Executive, Management, and Supervisory Boards is an important goal for Aegon. Selection and appointment are based on expertise, skills, and relevant experience, and the Supervisory Board takes diversity into account with a view to achieving its aim of having a balanced Supervisory, Executive, and Management Board composition.
In 2017, the Supervisory Board adopted a diversity policy for the Executive, Management, and Supervisory Boards. The purpose of the diversity policy is to have a more balanced and diverse composition of the Supervisory Board, the Executive Board, and the Management Board in terms of nationality, age, gender and educational, professional, and geographical background and experience of the individual members. The Committee now strives to have at least 33% female representation in the Supervisory Board, and the combined Executive Board and Management Board.
In 2022, the Committee continued its discussions on the new “Act on Diversity”, which is aimed at improving gender diversity in (boards of) Dutch companies. The Committee reviews the implementation thereof within Aegon. The actions being taken by the company to address the requirements of the Act are covered on page 54 of the Annual Report.
In the current Supervisory Board composition, there are four female members out of nine members in total. This means that Aegon complies with the requirement under Dutch law that at least one-third
of the Supervisory Board positions should be filled by women and at least one-third
by men. With the appointment of a new Chief Risk Officer as of March 1, 2022 and the appointment of the new Chief Technology Officer as of February 7, 2022, there are four female members out of twelve Management Board members in total, which means that Aegon achieved the minimum female representation in the Management Board that it strives for.
More information on diversity within the Board is available in the Supervisory Board Composition and Competency overview and in Chapter 7 (Diversity) of the Corporate Governance Statement – as published on aegon.com.

Aegon Annual Report on Form 20-F 2022 | 55

About Aegon Governance and risk management Financial information Non-financial information

The Remuneration Committee
Role and responsibilities
The Remuneration Committee is designated to safeguard sound remuneration policies and practices within the company by overseeing the development and execution of these policies and practices. In order to ensure that the remuneration policies and practices take all types of risks properly into account, in addition to considering liquidity and capital levels, the Remuneration Committee assesses in particular the remuneration governance processes, procedures, and methodologies adopted. Furthermore, the Committee ensures that the overall remuneration policy is adhered to and is consistent with the longer-term strategy of the company and the longer-term interests of its shareholders, investors, and other stakeholders. This includes:

◆	Reviewing Aegon’s Global Remuneration Framework and making recommendations on the remuneration policies.

◆	Overseeing the remuneration of the Executive Board and Heads of Group Control functions.

◆	Preparing recommendations regarding variable compensation both at the beginning and at the end of the performance year.

◆	Preparing the information provided to shareholders on remuneration policies and practices, including the Remuneration Report.
The Remuneration Committee oversaw the application, implementation, and approval of Aegon’s Group Global Remuneration Framework and the various policies and procedures related to it, including the Remuneration Policy for Material Risk Takers. The above included:

◆	Setting the outcome of the 2021 Group Performance Indicators and of the 2021 Individual Performance Indicators for Executive Board members, and allocating variable compensation related to 2021 where required.

◆	Setting the 2022 Individual Performance Indicators for Executive Board members.

◆	Setting the 2022 Group Performance Indicators and targets for remuneration purposes.

◆	Preparing for the 2023 performance indicators.

◆	Reviewing and/or approving the
ex-ante
risk assessments and
ex-post
risk assessments, any exemption requests (for example,
sign-on
arrangements) under the remuneration policies, and changes to the list of Material Risk Takers.

◆	Reviewing the related Remuneration Report.
Committee meetings attendance
In addition to the committee members, these meetings were attended in whole or in part by the CEO, the Global Head Human Resources, and the General Counsel.
Annual Accounts
This Annual Report includes the Annual Accounts for 2022, which were prepared by the Executive Board and discussed by both the Audit Committee and the Supervisory Board. The Annual Accounts are signed by the members of the Executive Board and the Supervisory Board and will be placed on the agenda of the 2023 Annual General Meeting of Shareholders for adoption. The Supervisory Board recommends that shareholders adopt the annual accounts.
Acknowledgment
The members of the Supervisory Board would like to encourage the strategic progress that has been made and acknowledges the impact it has on Aegon’s employees and other stakeholders. Despite the level of change, the employees continue to serve Aegon’s customers with full dedication and appreciation. The Supervisory Board would like to thank the Executive Board and management for their efforts in setting and guiding the continuous change.
The Hague, the Netherlands, March 22, 2023
William L. Connelly
Chairman of the Supervisory Board of Aegon N.V.

56	Aegon Annual Report on Form 20-F 2022

Remuneration Report

Remuneration Report
The 2022 Remuneration Report from our Remuneration Committee, on behalf of the Supervisory Board

Introduction
This report has been prepared by the Remuneration Committee of the Supervisory Board, which was led by the Committee’s Chairman Mr. Ben J. Noteboom and was approved by the Supervisory Board. In the first chapter, the Remuneration Committee presents an overview of the business and remuneration highlights in 2022 and a look ahead to 2023. This is followed by chapter two, which contains a general introduction to remuneration at Aegon. The third chapter is the 2022 Supervisory Board Remuneration Report, which contains a summary of the Supervisory Board Remuneration Policy that was applicable in 2022 and the Supervisory Board remuneration over the recent years. In chapter four, the 2022 Executive Board Remuneration Report provides a summary of the Executive Board Remuneration Policy that was applicable in 2022, the Executive Board remuneration over the recent years, and the 2023 Executive Board performance indicators.
1. Business and remuneration highlights
This chapter presents an overview of the business and remuneration highlights in 2022 and a look ahead to 2023.
2022 Business highlights
Despite challenging market circumstances in 2022, Aegon made significant progress in further strengthening the balance sheet and in improving the operational performance. Free cash flows increased from EUR 729 million in 2021 to EUR 780 million in 2022. As a result, Aegon met the targeted cumulative free cash flow for the period 2021 to 2023 a year ahead of schedule. The operating result amounted to EUR 1,918 million in 2022 and was stable compared with 2021 (EUR 1,906 million). The result was supported by expense savings, benefits from growth initiatives, improved claims experience, and strengthening of the US dollar. This was offset by lower fees due to adverse market movements and outflows in Variable Annuities and Asset Management. Between the launch of the operational improvement plan and the end of 2022, a total of 1,199 initiatives have been executed, of which 921 are related to expense savings. As of year-end
2022, the operational improvement plan resulted in EUR 366 million in the addressable expense savings compared with 2019 (was EUR 244 million by the end of 2021). This meant 92% of the targeted expense savings of EUR 400 million by 2023 were achieved. Market consistent value of new business remained broadly stable at EUR 526 million, while it was EUR 538 million in 2021. Improved results for US Life together with favorable currency movements were offset by a reduced result for US Workplace Solutions and by a less favorable product in International, including a lower demand for critical illness products in China.

Business performance highlights	2022	2021

Free cash flows (in EUR million)	780	729

Operating result (in EUR million)	1,918	1,906

Addressable expense savings (in EUR million)	366	244

Market consistent value of new business (in EUR million)	526	538

2022 Remuneration highlights
At the Annual General Meeting of Shareholders on May 31, 2022, shareholders were asked to cast an advisory vote on the 2021 Remuneration Report. The 2021 Remuneration Report was approved with 97.50% of the votes cast, which was comparable to 2020 (97.99%). The readability of the report was further increased by making the disclosures more concise by combining several tables regarding the allocated remuneration and related IFRS expenses.
In 2022, Aegon paid out EUR 256 million in variable compensation and 38 employees received EUR 1 million or more in total annual compensation (that is, the sum of fixed compensation, variable compensation, and pension contributions paid in 2022). These employees worked for Aegon’s Corporate Center, Aegon Americas, Aegon UK, and Aegon Asset Management.
For serving as an Executive Board member in 2022, Mr. Friese received EUR 1,559,250 in fixed compensation (2021: EUR 1,485,000) and Mr. Rider received EUR 987,998 (2021: EUR 968,394). For Mr. Friese this included a 5% increase per January 2022. Mr. Rider’s fixed compensation level was not changed during 2022. For that same period, Mr. Friese was allocated EUR 3.6 million in total compensation (2021: EUR 3.5 million) and Mr. Rider EUR 2.3 million (2021: EUR 2.3 million).

Aegon Annual Report on Form 20-F 2022 | 57

About Aegon Governance and risk management Financial information Non-financial information

The 2022 CEO pay ratio was 23.5 (2021: 28.0, 2020: 32.2). This ratio was based on the
EU-IFRS
remuneration expenses for Mr. Friese and for Aegon’s employees in 2022, which have been audited. The annual expenses for Mr. Friese’s total compensation were EUR 3.1 million (2021: EUR 2.9 million). The average expenses for the employees’ total compensation were EUR 134 thousand (2021: EUR 105 thousand
1
), which were calculated by:
◆	The total EU-IFRS remuneration expenses for all employees, which are the total employee expenses minus the CEO remuneration expenses: EUR 2,094 million – EUR 3.1 million = EUR 2,091 million.
◆	Divided by the number of employees in scope, which are the total number of employees minus employees in joint ventures and associates (as their expenses are not included in note 14 given the partial consolidation for these businesses) and minus the CEO: 19,087 – 3,507 – 1 = 15,579 employees.
The Remuneration Committee took note that various factors have influenced the CEO pay ratio. Mr. Friese’s 2022 remuneration expenses changed mainly due to an increase in his fixed compensation and because the deferred expenses for his variable compensation have been building up more since his appointment in 2020. The average employee expenses mainly increased due to the impact of exchange rate movements, higher inflation, and the impact from a significant change in Aegon’s employee population following the sale of Aegon Hungary, Aegon Turkey, and Aegon Asset Management CEE. As these factors can be different from year to year, the Committee does not have a preferred ratio. Instead, all compensation within Aegon (including for the Executive Board members) should be in line with the relevant internal and external references for the relative weight of the position, its responsibilities, and characteristics as well as the employee’s qualifications, experience, and performance.
Looking ahead to 2023
In accordance with the Executive Board remuneration policy, the fixed compensation levels of Mr. Friese and Mr. Rider have been increased by 5% as of January 2023. Mr. Friese’s fixed compensation changed from EUR 1,559,250 to EUR 1,637,213 and that of Mr. Rider’s from EUR 987,998 to EUR 1,037,397. These increases will keep both aligned with internal and external compensation levels, economic developments (e.g. inflation) and changes to the compensation levels of other senior managers in the Netherlands.
2. Remuneration at Aegon in general
This chapter contains a general introduction to Aegon’s Global Remuneration Framework, Human Resources Strategy, Remuneration Principles, the concepts of total compensation and variable compensation, Risk Management in relation to remuneration, and remuneration of Material Risk Takers.
Global Remuneration Framework
Aegon’s Global Remuneration Framework (GRF) has been designed in accordance with relevant rules and regulations, including the Dutch Financial Supervision Act, the Dutch Civil Code, the Dutch Corporate Governance Code, and the Solvency II Legal Framework. All remuneration policies within Aegon are derived from the GRF, such as the Executive Board Remuneration Policy and the local Remuneration Policies of our business units.
Human Resources Strategy
In order to support the Aegon Strategy and local business objectives, the Aegon Group Human Resources Strategy contains the following remuneration-related goals:
◆	Attract, retain, motivate, and reward a highly qualified, and diverse workforce.
◆	Align the interests of executives, managers, and all other employees with the business strategy and risk tolerance, the values, and the long-term interests of Aegon.
◆	Provide a well-balanced and performance-related compensation package to all employees, taking into account shareholder and other stakeholder interests, relevant regulations, the corporate responsibilities, and Aegon’s purpose, values, and behaviors.
Remuneration Principles
Based on the Human Resources Strategy, Aegon has formulated the following Remuneration Principles, which are the foundation for all remuneration policies and practices within the company.
◆	Firstly, Aegon’s remuneration is employee-oriented by fostering a sense of value and appreciation in each individual employee; promoting the short- and long-term interests and wellbeing of Aegon’s employees through fair compensation and supporting the career development and mobility of employees.
◆	Secondly, it is performance-related by establishing a clear link between pay and performance by aligning objectives and target setting with performance evaluation and remuneration, reflecting individual as well as collective performance in line with Aegon’s long-term interests.

1
This figure continued to include expenses for the employees of Aegon the Netherlands. Please note that for this reason, the employee expenses deviate from what is disclosed in note 14. In note 14, the employee expenses for employees of Aegon the Netherlands are out-of-scope,
due to the intended sale of Aegon the Netherlands.

58	Aegon Annual Report on Form 20-F 2022

Remuneration Report

◆	Thirdly, it is fairness-driven by promoting fairness and consistency in Aegon’s remuneration policies and practices, avoiding discrimination, having gender-neutral policies and practices paying equal for equal work, and by providing total compensation packages in line with an appropriately established peer group at a country and/or functional level.
◆	And lastly, Aegon’s remuneration is risk-prudent (see also Risk Management in relation to Remuneration below).
Alignment with position in the financial industry and society
Aegon is a large player in the global financial market. In this position Aegon aims to create long-term value for various stakeholders in the societies in which we operate:
Customers:
Aegon seeks to support its customers – who include individuals, as well as group and corporate clients – with a broad mix of investment, protection, and retirement solutions, in addition to smooth and efficient customer experiences. We measure our customers’ satisfaction levels through benchmarked Net Promoter Scores. As part of our wider responsibility to society, we promote financial awareness and good health and wellbeing among financial services users. This ambition goes hand in hand with our responsible products approach; namely, to provide honest and transparent product information and to extend our solutions to underserved groups such as low-income
earners.
Employees:
Aegon’s workforce comprises full- and part-time employees, as well as tied agents and contractors. In each case, we seek to maintain high levels of employee engagement and wellbeing, and foster a supportive and inclusive work environment. As our staffing needs evolve, we dedicate significant attention to talent management, with a focus on attracting and retaining highly talented employees, and by offering extensive opportunities for training and skills development. Employee engagement and wellbeing are assessed through regular workforce surveys.
Business partners:
Aegon maintains a well-diversified, global supply chain that is made up of distributors, joint venture partners, reinsurers, sourcing partners, and suppliers of goods and services. To this end, we employ responsible supply chain practices that safeguard the interests and wellbeing of all of Aegon’s partners, and seek to cultivate positive long-term business relationships that reflect our purpose and behaviors. The company-wide Vendor Code of Conduct is an important tool that enables Aegon to communicate its expectations and drive alignment along the supply chain on important topics such as environmental stewardship and inclusion and diversity.
Investors:
Supported by a resilient and sustainable business model, Aegon seeks to provide a consistent and attractive return on investment to its global investors, who include both shareholders and bondholders. Our approach includes paying regular dividends and conducting other forms of appropriate capital distributions to our equity investors, who may also derive value from the performance of our shares, while our bondholders derive value from regular interest payments.
Society:
Aegon’s products and services enable individuals to take control of their finances and save for their own retirement, reducing their reliance on public pension systems and increasing financial stability in wider society. At the same time, we aim to have a positive impact on the communities in which we operate, through tax payments, charitable donations, and volunteer work. More widely, Aegon seeks to support a fair, equitable, and sustainable future society by actively addressing climate change, inclusion and diversity, and other prominent environmental and societal concerns. Practical examples of this include Aegon’s net-zero
commitment and responsible investment approach.
To ensure that Aegon can continue to create this long-term value for our stakeholders, it is critical to attract, retain, motivate, and reward a highly qualified and diverse workforce. Therefore, Aegon aims to offer market-competitive remuneration that takes the specific role, responsibilities, experience and expertise of the individual into account. Remuneration typically consists of fixed compensation, variable compensation (where in line with the local market practice), pension, and other benefits. At hiring, in annual compensation reviews and with promotions, compensation decisions are based on reference information such as: collective labor agreements, internal fixed and variable compensation structures, compensation of direct peers, external benchmark information, compensation trends in the market, and economic developments (for example, inflation).
Risk Management in relation to Remuneration
Remuneration, and specifically variable compensation, may have an impact on risk-taking behaviors of employees and, as such, may undermine effective risk management. The GRF therefore includes additional remuneration rules for Executive Board members, Material Risk Takers
1
and Control Staff, as their roles and responsibilities require tailored risk mitigating measures and governance processes. These rules include minimum requirements on deferred pay-out
of variable compensation in
non-cash
instruments, mandatory
ex-ante
and
ex-post
risk assessments related to setting individual goals, allocation

1
Aegon selects Group Material Risk Takers for the Aegon N.V. legal entity based on the Solvency II selection criteria. Additionally, legal entities within the company that are directly subject to the Capital Requirements Directive, Solvency Directive, the Alternative Investment Fund Managers Directive, and/or the Undertakings for the Collective Investment in Transferable Securities Directive, select Local Material Risk Takers in accordance with the applicable selection criteria and local regulatory requirements.

Aegon Annual Report on Form 20-F 2022 | 59

About Aegon Governance and risk management Financial information Non-financial information of variable compensation and
pay-out
of deferred variable compensation, and malus and claw-back provisions.
Both the Risk Management and Compliance functions are involved in the design and execution of Aegon’s GRF and remuneration policies, such as reviewing proposed updates to the GRF and remuneration policies, reviewing the selection of Material Risk Takers, and executing various risk mitigating measures during the compensation cycle (when the targets are set, before a variable compensation award is allocated, before and after deferred variable compensation is paid).
Variable compensation
Variable compensation, if any, is capped at an appropriate level as a percentage of fixed compensation. For senior management, variable compensation is usually paid out in upfront cash and deferred Aegon shares and is subject to malus and claw-back provisions. In accordance with the Dutch Financial Supervision Act, Aegon offered selected Corporate Center employees variable compensation up to 100% of fixed compensation in 2022 and continued to comply with the related requirement that at least 75% of its employees within the entire company were employed outside the Netherlands. Aegon also obtained shareholder approval at the Annual General Meeting of Shareholders of May 20, 2016, to offer variable compensation up to 200% of fixed compensation to selected senior employees outside the European Economic Area in positions that, based on local market practice, could receive variable compensation that exceeds 100% of fixed compensation. Aegon’s capital was not adversely impacted by the maximum variable compensation that was paid out.
3. 2022 Supervisory Board Remuneration Report
The 2022 Supervisory Board Remuneration Report has been prepared by the Remuneration Committee of the Supervisory Board in accordance with the Dutch Civil Code (article art 2:135b) and the Dutch Corporate Governance Code. The Remuneration Committee was led by the Committee’s Chairman Ben J. Noteboom. This report was approved by the Supervisory Board.
This report contains a summary of the Supervisory Board Remuneration Policy which applied to 2022 and the Supervisory Board remuneration over the recent years.
Aegon’s Supervisory Board remuneration is subject to various rules and regulations, including the Dutch Financial Supervision Act, the Dutch Civil Code, the Dutch Corporate Governance Code, and the Solvency II Legal Framework.
Supervisory Board Remuneration Policy in 2022
Aegon’s
Supervisory Board Remuneration Policy is aimed at ensuring fair compensation and protecting the independence of the Supervisory Board members. The Supervisory Board Remuneration Policy that has been applied in 2022 was adopted at the Annual General Meeting of Shareholders on May 15, 2020. Since its adoption, this policy has been subject to annual reviews by the Supervisory Board and no changes have been proposed during this period. The policy remains in place until a new or revised policy has been adopted by the shareholders in accordance with the applicable requirements from the Dutch Civil Code
.
The policy contributes to Aegon’s strategy, long-term interests, and sustainability through the remuneration of the Supervisory Board members in various ways:
◆	The policy provides the Supervisory Board with the means to attract, motivate, and retain competent, diverse, and experienced Supervisory Board members for the long term. This is essential for executing Aegon’s strategy and safeguarding and promoting its long-term interests and sustainability.
◆	Supervisory Board members receive fixed remuneration for their responsibilities that does not depend on Aegon’s results in order to protect their independence when supervising the manner in which the Executive Board members implement the long-term value creation strategy. These responsibilities are part of the membership of the Supervisory Board and its Committees and the position of (Vice) Chairman of the Supervisory Board and/or its Committees. The certainty of the fixed compensation also allows Supervisory Board members in their supervisory role to focus on the long-term interest and sustainability of Aegon.
◆	The Supervisory Board members receive fixed remuneration for their activities, such as attending Committee meetings and additional Supervisory Board meetings, in order to regularly discuss the Aegon strategy, the implementation of the strategy and the principal risks associated with it, while taking into account the broader long-term interests and sustainability of Aegon.
◆	Supervisory Board members are only allowed to privately own Aegon N.V. shares if this is a long-term investment, aligning their interests with Aegon’s long-term interests.

60	Aegon Annual Report on Form 20-F 2022

Remuneration Report

The Supervisory Board took Aegon’s position in the financial industry and society, purpose, and values into account when developing the policy and its changes:
◆	Aegon is an integrated, diversified, international financial services group based in the Netherlands. We offer investment, protection, and retirement solutions. The policy provides the Supervisory Board with the means to attract, motivate, and retain Supervisory Board members from various countries, predominantly based in the Netherlands and the US. As Aegon is based in the Netherlands, the policy considers the European Insurance peers as well as Dutch General Industry peers to be the relevant external reference for the Supervisory Board member’s Remuneration. The policy is also influenced by the European and Dutch rules and regulations on (Executive) remuneration, which apply to Aegon as a result of its identity (that is, being an insurance firm in Europe and being a listed and financial company in the Netherlands).
◆	Aegon’s purpose and values in place at the time were taken into account by the Supervisory Board when the last changes to the policy were proposed in 2020.
◆	The policy continues to align with our new company purpose (
helping people live their best lives
) and related values (we tune in, we step up, and we are a force for good). Furthermore, the Supervisory Board will take the new purpose and values into account when a new or revised policy is developed in the future.
The Supervisory Board has not taken the compensation structures and levels at Aegon into account as the fee-based
compensation structure for Supervisory Board members differs significantly from the Aegon compensation structures and levels.
The Supervisory Board members are entitled to the following fees (see also the table below):
◆	A base fee for membership of the Supervisory Board. No separate attendance fees are paid to members for attendance at the regular Supervisory Board meetings.
◆	An attendance fee for each extra Board meeting attended, be it in person or by video and/or telephone conference.
◆	A committee fee for members on each of the Supervisory Board’s Committees.
◆	An attendance fee for each Committee meeting attended, be it in person or through video and/or telephone conference.
◆	An additional fee for attending meetings that require intercontinental, continental, or US interstate travel between the Supervisory Board member’s home location, and the meeting location.

Base fee for Supervisory Board membership	EUR /year
Chairman	84,000
Vice-Chairman	52,500
Member	42,000

Fee for Supervisory Board committee membership	EUR /year
Chairman of the Audit or Risk Committee	13,650
Member of the Audit or Risk Committee	8,400
Chairman of other committees	10,500
Member of other committees	5,250

Attendance fees	EUR
Committee meeting	3,150
Extra Supervisory Board meeting	3,150

Travel fees	EUR
Intercontinental	4,200
Continental or US interstate	2,100

Each of these fees is a fixed amount. Each quarter Aegon pays the fees that the Supervisory Board members earned during that period. Where required, Aegon pays the employer social security contributions in the home country of the Supervisory Board member. The employee social security contributions in the home country, if any, are paid by the Supervisory Board member.

Aegon Annual Report on Form 20-F 2022 | 61

About Aegon Governance and risk management Financial information Non-financial information

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
The Supervisory Board regularly assesses the competitiveness of the Supervisory Board’s remuneration structure and levels against peer companies with data provided by Willis Towers Watson. For this purpose, the Supervisory Board selected a primary set of peer group companies according to the following criteria:
◆	Industry: Insurance, with a preference for life insurance.
◆	Size: Average market capitalization, employees, revenue, and total assets.
◆	Geographic scope: Preferably companies that operate globally.
◆	Location: Headquarters based in Europe, excluding UK (because the non-executive directors typically have different responsibilities compared to their continental European counterparts).
Based on these criteria, the current peer group consists of the following 16 European insurance companies: Ageas, Assicurazioni Generali, CNP Assurances, Hannover Rueck, Helvetia, MAPFRE, Münchener RE, NN Group, Poste Italiane, Sampo, SCOR, Swiss Life, Swiss Re, Talanx, Vienna Insurance Group, and Zurich Insurance Group. This peer group differs from the European peer group for the Executive Board as a result of excluding the UK companies. The peer group is reviewed each year and may be updated accordingly. The last update of this peer group was in 2022, when the peer group size was increased from 12 to 16 (creating a more balanced selection), Hannover Rueck, Helvetia, Poste Italiane, Sampo, SCOR, and Vienna Insurance Group were added, and Allianz and AXA were removed.
In addition, the Supervisory Board selects a secondary peer group according to the following criteria, in order to monitor alignment with the General Industry in the Netherlands:
◆	Industry: General industry and listed on the AEX.
◆	Size: Average market capitalization, employees, revenue, and total assets.
◆	Location: Headquarters based in the Netherlands.
Based on these criteria, the current secondary peer group consists of the following 12 AEX companies: Akzo Nobel, Ahold Delhaize, ASML, DSM, ING Group, Heineken, KPN, NN Group, Philips, Randstad, Signify, and Wolters Kluwer. This peer group is also reviewed each year and was last updated in 2022 (replacing ABN AMRO with Signify). This peer group is identical to the Dutch peer group for the Executive Board.
The Remuneration Committee may recommend changes to the fee levels or structure of the Supervisory Board members, based on the results of a competitiveness review and economic developments in the Netherlands. Such recommendations would be discussed by the Supervisory Board, which can support, revise, or reject them. The Supervisory Board is allowed to annually index the fees for economic developments in the Netherlands. For any other change to the level or structure of the fees, the shareholders will be asked to adopt the proposed changes at the Annual General Meeting of Shareholders.
The policy contains a temporary derogation clause, with rules which are in accordance with the Dutch Civil Code. This means derogation is only allowed in exceptional circumstances to serve the long-term interest and sustainability of Aegon or to assure its viability, for a limited period of time, when it stays in line with the general spirit of the policy and when the details are disclosed in the next Remuneration Report. This clause was not used in 2022.
Information on members of the Supervisory Board and the composition of its four committees can be found in the report of the Supervisory Board in this Annual Report 2022.

62	Aegon Annual Report on Form 20-F 2022

Remuneration Report

Supervisory Board remuneration in recent years
The table below shows the fees and benefits that have been allocated to and paid for each Supervisory Board member in the calendar years 2020, 2021, and 2022, in accordance with the Supervisory Board remuneration policy that applied at the time. In line with the Supervisory Board Remuneration Policy, the fees have been indexed with 5% in January 2022 compared to the fee levels in January 2020, in response to the economic developments in the intervening period. There were no deviations from this policy in these years. The table also includes the total IFRS expenses that were recognized for the compensation of the Supervisory Board members in 2020, 2021 and 2022.

In EUR thousand	Year	Base fees	Attendance fees 1)	Benefits 2)	Total compensation
William L. Connelly	2022	100	88	29	217
	2021	95	57	10	162
	2020	95	45	4	144
Mark A. Ellman	2022	56	60	17	132
	2021	53	45	4	102
	2020	55	39	4	98
Ben J. Noteboom	2022	61	66	11	138
	2021	58	45	4	107
	2020	58	39	-	97
Corien M. Wortmann - Kool	2022	66	79	6	151
	2021	63	45	4	112
	2020	63	48	-	111
Dona D. Young	2022	61	66	25	152
	2021	62	51	6	119
	2020	66	57	4	127
Caroline Ramsay	2022	64	82	37	183
	2021	61	39	21	121
	2020	38	21	9	68
Thomas Wellauer	2022	56	57	24	136
	2021	53	45	13	111
	2020	33	21	5	59
Jack McGarry	2022	56	76	23	154
	2021	31	24	6	61
Karen Fawcett (as of May 31, 2022)	2022	32	32	13	77
Ben van der Veer (up to May 15, 2020)	2020	22	27	-	49
Total compensation	2022	551	605	184	1,340
	2021	476	351	69	896
	2020	430	297	26	752
Recognized IFRS expenses 3)	2022	551	605	184	1,340
	2021	482	357	72	911
	2020	459	321	26	806

1
In 2022, there were four additional Supervisory Board calls and two Supervisory Board sub-committee
calls, for which the participants received attendance fees. Mr. Connelly received attendance fees for joining the combined audit and risk committee meeting on December 7, 2022 (EUR 3,150) and on December 7, 2021 (EUR 3,000). Mr. Connelly, Mr. Ellman, and Mr. Noteboom received an attendance fee of EUR 3,000 for joining the audit committee call on March 16, 2021. Mr. Connelly received attendance fees for meetings outside the regular Supervisory Board meeting cycle (EUR 18,900 in 2022 and EUR 6,000 in 2021). In 2022, Ms. Ramsay, Ms. Wortmann - Kool, and Mr. McGarry received EUR 18,900 in attendance fees related to the audit tender process. For the same purpose, Mr. Wellauer received EUR 3,150 in attendance fees in 2022.

2
Benefits cover the travel fees for all Supervisory Board members and the mandatory employer social security contributions in the home countries of Ms. Ramsay (UK) and Mr. Wellauer (Switzerland). Mr. Connelly received travel fees for attending meetings outside the regular Supervisory Board meeting cycle (EUR 8,400 in 2022 and EUR 2.000 in 2021). In 2022, Ms. Ramsay and Mr. McGarry received EUR 2,100 in travel fees related to the audit tender process.

3
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

Aegon Annual Report on Form 20-F 2022 | 63

About Aegon Governance and risk management Financial information Non-financial information

The table below presents the total compensation (fees and benefits) that was awarded and due in the last five calendar years on an annualized basis and the year-on-year
annual change in total compensation. This compensation was paid in accordance with the Supervisory Board remuneration policy that applied at the time and there were no deviations. Additionally, the table shows the Aegon net result, a proxy of the financial and non-financial
business performance, the inflation in the Netherlands, and the average employee compensation over the same period.

In EUR thousand	Annualized 1)	2018	2019	2020		2021		2022
William L. Connelly	Compensation	119	169	144		162		217
	Change	-	42%	(15%	)	13%		34%
Mark A. Ellman	Compensation	103	115	98		102		132
	Change	-	12%	(15%	)	5%		30%
Ben J. Noteboom	Compensation	86	103	97		107		138
	Change	-	20%	(6%	)	10%		29%
Corien M. Wortmann - Kool	Compensation	103	123	111		112		151
	Change	-	19%	(10%	)	1%		35%
Dona D. Young	Compensation	121	158	127		119		152
	Change	-	31%	(20%	)	(6%	)	28%
Caroline Ramsay (as of May 15, 2020)	Compensation	-	-	108		121		183
	Change	-	-	-		12%		51%
Thomas Wellauer (as of May 15, 2020)	Compensation	-	-	94		111		136
	Change	-	-	-		18%		22%
Jack McGarry (as of June 3, 2021)	Compensation	-	-	-		105		154
	Change	-	-	-		-		46%
Karen Fawcett (as of May 31, 2022)	Compensation	-	-	-		-		131
	Change	-	-	-		-		-
Ben van der Veer (up to May 15, 2020)	Compensation	101	118	131		-		-
	Change	-	17%	11%		-		-
Robert W. Dineen (up to Oct 11, 2019)	Compensation	101	101	-		-		-
	Change	-	1%	-		-		-
Aegon net result based on EU-IFRS	In EUR million	741	1,525	55		1,701		(2,504)
Aegon business performance 2)	Target = 100%	106%	79%	57%		123%		113%
Inflation in the Netherlands	Consumer Price Index	1.7%	2.6%	1.3%		2.7%		10.0%
Average employee compensation 3)	In EUR thousand	104	115	110		105		134
	Annual change	-	11%	(4%	)	(5%	)	28%

1	Remuneration amounts are annualized for Supervisory Board members who joined or left during a calendar year.
2
The weighted average Aegon financial and
non-financial
business performance, expressed as a percentage on a performance scale with 50% as the threshold, 100% as the target and 150% as the maximum, as used for the allocation of variable compensation in the applicable year.

3
Consistent with the CEO pay ratio calculation, the average employee compensation is based on the audited total
EU-IFRS
remuneration expenses for all employees divided by the number of employees in scope for these expenses.

4. 2022 Executive Board Remuneration Report
The 2022 Executive Board Remuneration Report has been prepared by the Remuneration Committee of the Supervisory Board in accordance with the Dutch Civil Code (article art 2:135b) and the Dutch Corporate Governance Code. The Remuneration Committee was led by the Committee’s Chairman Ben J. Noteboom. This report was approved by the Supervisory Board.
This report contains a summary of the Executive Board Remuneration Policy that applied to 2022, the Executive Board remuneration over the recent years, and the 2023 Executive Board performance indicators.
Executive Board Remuneration Policy in 2022
The
Supervisory Board has the overall responsibility for Aegon’s Remuneration Policies, including the Executive Board Remuneration Policy. The Executive Board Remuneration Policy that has been applied in 2022 was adopted at the Annual General Meeting of Shareholders on May 15, 2020. Since its adoption, this policy has been subject to annual reviews by the Supervisory Board and no changes have been proposed during this period. The policy remains in place until a new or revised policy has been adopted by the shareholders in accordance with the applicable requirements from the Dutch Civil Code
.

64	Aegon Annual Report on Form 20-F 2022

Remuneration Report

The current policy contributes to Aegon’s strategy, long-term interests and sustainability through the remuneration of the Executive Board members in various ways:
◆	The policy provides the Supervisory Board with the means to attract, motivate, and retain competent and experienced Executive Board members for the long term. This is essential for executing Aegon’s strategy and safeguarding and promoting its long-term interests and sustainability.
◆	The leading performance indicator categories for the successful execution of Aegon’s strategy are capital, growth, and strategy. To support the execution of Aegon’s strategy, the policy makes these performance indicator categories mandatory for the Executive Board member.
◆	Aegon strives to create long-term value for its stakeholders and the communities in which it operates. Due to the nature of Aegon’s business, value created is often financial, but it may also be social, economic, or environmental. The policy directly aligns Executive Board members’ personal long-term interests with those of Aegon and its shareholders by paying a significant part of the Executive Board members’ variable compensation
(two-thirds)
in shares, which must be held for five years after completion of the performance period. The pay-out
in these restricted shares is combined with prohibiting Executive Board members using personal hedging strategies or insurance, which could undermine this long-term alignment of interests. Additionally, Executive Board members are aligned with the long-term interests of Aegon, its shareholders, and other stakeholders through the use of mandatory performance indicator categories of earnings, shareholders, and other stakeholders.
◆	Aegon is committed to doing business responsibly and in a sustainable way. Variable compensation of Executive Board members can be adjusted downwards (that is, malus) or clawed-back in cases where certain performance has not been achieved in a sustainable way. This includes but is not limited to significant risk and compliance incidents, insufficient response to such incidents and/or insufficient evidence of embedding of good standards of practice, such as sound and responsible business practices, and integrity of products and services delivered. Additionally, the policy makes the performance indicator category environmental, social and governance (ESG), mandatory for Executive Board members to support this approach to doing business.
The Supervisory Board took Aegon’s position in the financial industry and society, purpose, and values into account when developing the policy and its changes:
◆	Aegon is an integrated, diversified, international financial services group based in the Netherlands. We offer investment, protection, and retirement solutions. The policy provides the Supervisory Board with the means to attract, motivate, and retain Executive Board members who are competent and experienced to run Aegon in this specific context. As the Executive Board members are based in the Netherlands, the Policy considers the European insurance peers as well as Dutch general industry peers to be the relevant external reference for Executive Remuneration. The Policy is also strongly influenced by the European and Dutch rules and regulations on (Executive) remuneration which apply to Aegon.
◆	Aegon’s purpose and values in place at the time were taken into account by the Supervisory Board when the last changes to the policy were proposed in 2020.
◆	The policy continued to align with our new company purpose (
helping people live their best lives
) and related values (we tune in, we step up, and we are a force for good). Furthermore, the Supervisory Board will take the new purpose and values into account when a new or revised policy is developed in the future.
Aegon’s Executive Board remuneration is subject to various rules and regulations, including the Dutch Financial Supervision Act, the Dutch Civil Code, the Dutch Corporate Governance Code, and the Solvency II Legal Framework. The most prominent requirements thereof are:
◆	The total variable compensation amount that is allocated to an Executive Board member for a performance year cannot exceed 100% of the fixed compensation level.
◆	Variable compensation should be based on a mix of Aegon and personal performance, with at least 50% weight on non-financial performance.
◆	A substantial portion of any variable compensation award should be paid in a non-cash
instrument (for example, Aegon shares) and should be deferred for at least three years. Additionally, awarded shares should be restricted for five years. With a three-year vesting period, this requires an additional holding period of two years.
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

Aegon Annual Report on Form 20-F 2022 | 65

About Aegon Governance and risk management Financial information Non-financial information

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
The policy contains a temporary derogation clause, with rules which are in accordance with the Dutch Civil Code. This means derogation is only allowed in exceptional circumstances to serve the long-term interest and sustainability of Aegon or to assure its viability, for a limited period of time, when it stays in line with the general spirit of the policy and when the details are disclosed in the next Remuneration Report. This clause was not used in 2022.
Total compensation
Total compensation for Executive Board members is defined in the Executive Board Remuneration Policy as a combination of fixed compensation, variable compensation, pension, and other benefits. The Supervisory Board determines and regularly reviews the appropriate selection of remuneration elements and their (maximum) remuneration level for Executive Board members to ensure the structure remains competitive and provides proper and risk-based incentives in line with Aegon’s risk appetite. The fixed and variable compensation elements and their levels are reviewed at least once a year. The pension arrangements and other benefits and their levels are reviewed at least every four years. In its review, the Supervisory Board takes the specific role, responsibilities, experience, and expertise of Executive Board members into account as well as internal and external reference information:
◆	The internal references are the compensation structure and levels of the members of the Management Board of Aegon N.V. and the annual compensation changes of the general employee population and senior managers within Europe and the Netherlands specifically.
◆	The external references are compensation trends in the market, economic developments (for example, inflation) as well as quantitative assessments of the competitiveness against a peer group of insurance companies in Europe and a peer group of companies based in the Netherlands.
◆	Additionally, the Remuneration Committee conducts a scenario analysis in case of a policy change to determine the long-term effect on the remuneration structure and level of each Executive Board member, and reports their findings to the Supervisory Board.
The European Insurance peer group was selected by the following criteria:
◆	Industry: Insurance, with a preference for life insurance
◆	Size: Average market capitalization, employees, revenue, and total assets
◆	Geographic scope: Preferably companies that operate globally
◆	Location: Headquarters based in Europe
Based on these criteria, the current peer group consists of the following 16 European insurance companies: Ageas, Assicurazioni Generali, Aviva, CNP Assurances, Helvetia, Legal & General, MAPFRE, Münchener Re, NN Group, Poste Italiane, SCOR, Swiss Life, Swiss Re, Talanx, Vienna Insurance Group, and Zurich Insurance Group. The last update of this peer group was in 2022, when Helvetia, Poste Italiane, SCOR and Vienna Insurance Group were added, and Allianz, AXA, Prudential, and RSA Insurance Group were removed. This peer group differs from the European peer group for the Supervisory Board, as the latter excludes UK companies where non-executive
directors typically have different responsibilities compared to their continental European counterparts.
The Dutch peer group was selected by the following criteria:
◆	Industry: general industry and listed on the AEX.Size: Average market capitalization, employees, revenue and total assets
◆	Location: Headquarters based in the Netherlands
Based on these criteria, this peer group consists of the following 12 AEX companies: Akzo Nobel, Ahold Delhaize, ASML, DSM, ING Group, Heineken, KPN, NN Group, Philips, Randstad, Signify, and Wolters Kluwer. This peer group is also reviewed each year and was last updated in 2022 (replacing ABN AMRO with Signify).
The Supervisory Board will review both peer groups annually and will amend them as necessary, within the above-mentioned selection criteria, to ensure they continue to provide a reliable basis for comparison. Any change to the peer group will be disclosed in the Remuneration Report.
The Remuneration Committee may recommend changes to the compensation levels of the Executive Board members in accordance with Remuneration Policy, based on the results of this annual total compensation review and on discussions with the Executive Board members regarding their remuneration level and structure. Such recommendations would subsequently be discussed by the Supervisory Board, which can approve, revise, or reject them.
The Supervisory Board discussed and approved the 2022 total compensation for the Executive Board, after taking the Remuneration Committee’s review into consideration.

66	Aegon Annual Report on Form 20-F 2022

Remuneration Report

Fixed compensation
The fixed compensation for the Executive Board members is paid in monthly installments. The policy allows fixed compensation to be paid in cash and in shares. All Executive Board members received their 2022 fixed compensation in cash.
The Supervisory Board may offer permanent or temporary gross monthly fixed allowances when the Supervisory Board considers this an appropriate alternative for other remuneration elements.
Variable compensation
Executive Board members are eligible for variable compensation with a target level of 80% of the fixed compensation level (excluding allowances, if applicable), with a threshold level of 50% and a maximum opportunity of 100% of the fixed compensation level.
The variable compensation award is based on performance against a set of performance indicators, weights, and target levels that have been set by the Supervisory Board at the start of the performance year. The performance indicators contribute to Aegon’s strategy, long-term interests, and sustainability, within Aegon’s risk tolerance statements and should comply with the following rules:
◆	It contains a mix of financial and
non-financial
performance indicators, with at least 50% weight allocated to the non-financial
performance indicators in accordance with article 1:118.3 of the Dutch Financial Supervision Act.
◆	The maximum weight for unadjusted financial indicators is determined by the Global Remuneration Framework and is currently set at 50%.
◆	It contains a mix of Aegon and personal performance indicators, which can range in weight between 50-80% and 20-50% respectively, depending on the Aegon priorities of the performance year.
◆	At least 20% of the indicators have a retrospective three-year performance horizon, while the remainder has a one-year performance horizon.
◆	The indicators should cover the following mandatory performance indicator categories: shareholders, capital, earnings, growth, stakeholders, ESG, and strategy.
The Remuneration Committee and the Executive Board members prepare a proposal for the performance indicators, weights, and target levels. These are subsequently reviewed by Aegon’s Risk Management team (that is, the first ex-ante
risk assessment) before the Supervisory Board approves these, to ensure that:
◆	The performance indicators and weights are in line with the policy.
◆	The financial performance indicators are consistent with the risk tolerance statements.
◆	The
non-financial
performance indicators are consistent with risk tolerance statements, regulatory requirements, and reasonable stakeholder expectations, and are supporting sound and responsible business practices and integrity of the products and services delivered.
The Remuneration Committee sends the proposal and the first
ex-ante
risk assessment to the Supervisory Board, which can approve, revise, or reject the proposal. After approval, the Executive Board members are granted their conditional variable compensation awards for the plan year. This conditional award equals their target variable compensation level, split between 33.33% upfront cash and 66.67% deferred Aegon shares. The grant price for the shares is equal to the volume weighted average price on the Euronext Amsterdam stock exchange for the period December 15 to January 15 at the start of the plan year.
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
◆	Significant risk or compliance incident(s)
◆	Insufficient response to risk incident(s), compliance incident(s), regulatory fine(s) and/or insufficient execution of risk mitigating measures in response to these incidents
◆	Breaches of laws and regulations
◆	Insufficient evidence of embedding good standards of practice
◆	Significant deficiencies or material weaknesses relating to the Sarbanes-Oxley Act
◆	Reputation damage due to risk events
In this assessment possible risk-mitigating behaviors are also taken into account, such as remaining within risk limits, risk reduction, risk avoidance, risk transfer, and risk response by the Executive Board member.
The Remuneration Committee sends its recommendation and the second ex-ante
risk assessment to the Supervisory Board, which can approve, revise, or reject the recommendation. This Supervisory Board decision includes validating that, when taken together, the results of the performance indicators represent a fair reflection of the overall performance of the Executive Board member over the performance year.
The allocated variable compensation award is subsequently split between 33.33% upfront cash (that is, paid in the year following the performance year) and 66.67% deferred shares.

Aegon Annual Report on Form 20-F 2022 | 67

About Aegon Governance and risk management Financial information Non-financial information

These shares are deferred for a three-year period after allocation after which they cliff-vest. Before vesting, the Risk Management team executes an ex-post
risk assessment which looks into whether there are reasons for a downward adjustment of the originally allocated variable compensation award (malus) which were not taken into account yet. This risk assessment takes the same criteria into consideration as the second ex-ante
risk assessment. Based on this assessment, the Remuneration Committee subsequently prepares a recommendation on how to pay out the deferred portion (that is, unchanged or adjusted downward). The Remuneration Committee sends its recommendation and the ex-post
risk assessment to the Supervisory Board. The Supervisory Board can approve, revise, or reject the recommendation.
Claw-back provision
Aegon’s Supervisory Board can claw-back variable compensation that has already been paid to the Executive Board member in case of a material financial restatement or individual gross misconduct, after considering a risk assessment by Aegon’s Risk Management team which looks into whether in hindsight the paid amount should have been lower or nil. Examples of misconduct are, but not limited to, a significant breach of laws and/or regulations, use of violence, either verbally or physically, involvement with fraud, corruption or bribery, significant issues due to evident dereliction of duty, and/or discrimination of any kind (for example age or gender).
Pension arrangements
The Executive Board members are entitled to pension contributions that equal 40% of their fixed compensation level, which consists of the following three parts:
◆	Participation in Aegon’s defined contribution pension plan for employees based in the Netherlands, for their eligible earnings up to EUR 114,866 (2022 threshold set by Dutch law).
◆	Participation in Aegon’s defined contribution pension plan for employees based in the Netherlands, for their fixed income above EUR 114,866.
◆	An additional gross allowance for pension to make the sum of these three pension contributions equal to 40% of their fixed compensation level.
The Executive Board members receive pension contributions that are somewhat higher compared to employees based in the Netherlands and of similar age (approximately
10-15%
difference). This is done to achieve a competitive total compensation level. Please note the Supervisory Board will consider discontinuing the additional gross allowance for new Executive Board members, while ensuring their total compensation level stays competitive, and including this as a policy change in the next update of the Executive Board Remuneration Policy.
Other benefits
Other benefits include
non-monetary
benefits (for example, company car), social security contributions by the employer, and tax expenses borne by Aegon.
Aegon does not grant Executive Board members personal loans, guarantees or other such arrangements, unless in the normal course of business and on terms applicable to all employees, and only with the approval of the Supervisory Board.
Terms of Engagement
Members of the Executive Board are appointed for four years and may then be reappointed for successive mandates also for a period of four years. Executive Board members have a board agreement with Aegon N.V., rather than an employment contract. Members of the Executive Board may terminate their board agreement with a notice period of three months. The Supervisory Board may terminate the board agreement by giving six months’ notice if it wishes to terminate the agreement.
The Supervisory Board may entitle Executive Board members to a termination payment up to or equal to the total annual fixed compensation level. This payment is not allowed in case of early termination at the initiative of the Executive Board member (unless due to imputable acts or omissions of Aegon), imputable acts, or omissions by the Executive or failure of Aegon as a company during the appointment term of the Executive Board members. Mr. Friese and Mr. Rider have a termination clause included in their board agreement. Mr. Wynaendts was not entitled to a termination payment when his board agreement was terminated in 2020.
Executive Board remuneration in recent years
In this section you will find more details related to the remuneration that has been allocated and paid to the Executive Board members. It covers the allocated remuneration (2020-2022), the calculation of the 2022 variable compensation, the pay-out
schedule of variable compensation (2020-2026), the recognized IFRS expenses for remuneration (2020-2022), the remuneration that was awarded and due in 2021 and 2022, and the annualized total compensation overview (2018-2022).

68	Aegon Annual Report on Form 20-F 2022

Remuneration Report

Allocated remuneration (2020-2022)
The first table shows the remuneration that has been allocated to the Executive Board members, for the performance years 2020, 2021, and 2022, in accordance with the Executive Board remuneration policy that applied at the time. There were no deviations from the policy in these years.

Allocated compensation (in EUR thousand)	Fixed compensation	Variable compensation	Pension	Other Benefits	Total compensation
Lard Friese
2022 1)	1,559	1,368	621	77	3,625
2021	1,485	1,359	594	77	3,515
2020 2)	931	634	373	49	1,987
Matt Rider
2022	988	837	395	66	2,286
2021 3)	968	884	387	67	2,306
2020	941	640	376	67	2,024
Alex Wynaendts
2020 4)	496	302	337	97	1,233
All Executive Board members
2022	2,547	2,205	1,016	143	5,912
2021	2,453	2,243	981	144	5,821
2020	2,368	1,577	1,086	213	5,244

1	Mr. Friese’s fixed compensation increased by 5% as of January 2022.
2
The disclosed amounts for 2020 cover the period that Mr. Friese has been a member of the Executive Board (as of May 15, 2020), and excludes the sign-on
arrangement of EUR 1,228 thousand that Mr. Friese received when joining Aegon in March 2020.

3	Mr. Rider’s fixed compensation increased by 5% as of June 2021.
4	The disclosed amounts for 2020 cover the period that Mr. Wynaendts has been a member of the Executive Board (until May 15, 2020).

Calculation of 2022 variable compensation
Subject to the adoption of the annual accounts at the General Meeting of Shareholders on May 25, 2023, Mr. Friese has been awarded EUR 1,368 thousand in conditional variable compensation for the 2022 performance year (88% of fixed compensation) and Mr. Rider EUR 837 thousand (85% of fixed compensation). The following table shows how these awards compare to their minimum, target and maximum variable compensation opportunity levels and how the awards will be paid out.

2022 variable compensation	Minimum	Target	Maximum	Result	Pay-out
Lard Friese

In % of fixed compensation	50%	80%	100%	88%

In total (EUR thousand)	780	1,247	1,559	1,368	Split in 33.33% cash and 66.67% shares

In cash (EUR thousand)	260	416	520	456	Paid upfront in 2023

In shares 1)	115,750	185,200	231,500	203,072	Deferred for 3 years (2026)
Matt Rider

In % of fixed compensation	50%	80%	100%	85%

In total (EUR thousand)	494	790	988	837	Split in 33.33% cash and 66.67% shares

In cash (EUR thousand)	165	263	329	279	Paid upfront in 2023

In shares 1)	73,343	117,349	146,686	124,273	Deferred for 3 years (2026)

1
The 2022 grant price of the shares was EUR 4.4905, which is equal to the volume-weighted average price on the Euronext Amsterdam stock exchange for the period December 15, 2021 to January 15, 2022. After vesting in 2026, these shares are subject to an additional
2-year
holding period.

Aegon Annual Report on Form 20-F 2022 | 69

About Aegon Governance and risk management Financial information Non-financial information

The 2022 variable compensation awards for both Executive Board members were based on a mix of 70% Group performance and 30% personal performance, for which the results are summarized in the first table below. The Group performance is initially measured on a
50-100-150%
performance scale, which is used internally to fund the employee bonus pools. The total company performance result on this scale (113%) is subsequently converted in a result on the
50-80-100%
scale that applies to the variable compensation of the Executive Board members (which equals 85%). Their personal performance results are directly scored on the
50-80-100%
scale. The second and third table below contain more detailed information on the Group and personal performance indicators respectively.

For Aegon bonus pools
2022 Group performance indicators	Weight	Target	Outcome	Result 1)
Free cash flows (2021-2022)	20%	1,000	1,509	150%
Relative total shareholder return (2020-2022)	10%	Rank 5	Rank 7	67%
Operating result	10%	2,101	1,918	56%
Addressable expense savings (2021-2022)	10%	322	366	150%
Market consistent value of new business	10%	556	526	93%
Transformation program: Earnings contribution	10%	100%	102%	109%
Transformation program: Timely initiative execution	10%	100%	103%	108%
Transformation program: Timely milestone completion	10%	100%	152%	150%
Employee engagement	10%	70%	70%	100%
Total performance result				113%

1	The Group performance results are measured on a 50-100-150% performance scale, which is used for the funding of the bonus pools for our employees.

		Lard Friese		Matt Rider
2022 Executive Board performance indicators	Weight	Result	Weight	Result
Group performance 1)	70%	85%	70%	85%
Strategic Roadmap development	10%	100%	5%	100%
Execution of capital initiatives in line with Strategic Roadmap	10%	100%	5%	100%
Sustainability integration and execution	5%	80%	5%	80%
Women in senior management	5%	80%	5%	80%
Finance strategy execution	- - -	- - -	10%	70%
Total performance result		88%		85%

1
The abovementioned Group performance result of 113% equals 85% on the
50-80-100%
performance scale that applies to the Executive Board members (i.e. with 80% being the target level and 100% the maximum).

70	Aegon Annual Report on Form 20-F 2022

Remuneration Report

2022 Aegon performance indicators	Definition
Free cash flows	Free cash flows represent cash flows from remittances from the units less the Holding funding and operating expenses. The 2021-2022 target was based on the 2021-2023 cumulative free cash flows target that was disclosed at the Capital Markets Day in December 2020 and the updated guidance in February 2021.

Relative total shareholder return	Aegon’s position relative to 7 US and 7
non-US
peers when looking at Total Shareholder Return for a retrospective
3-year
performance period (2020-2022). These peers were selected for being the most similar to Aegon based on their index listing, industry classification, 5 year monthly Beta, Market Capitalization and Total Revenue.
1)

Operating result	Operating result reflects our profit before tax from underlying business operations and excludes components that relate to accounting mismatches that are dependent on market volatility, updates to best estimate actuarial and economic assumptions and model updates or events that are considered outside the normal course of business. The 2022 target was based on the 2022 budget.

Addressable expense savings	Addressable expenses are expenses reflected in the operating result, excluding deferrable acquisition expenses, expenses in joint ventures and associates and expenses related to operations in CEE countries. The 2021-2022 target was based on the 2021-2023 savings target that was disclosed at the Capital Markets Day in December 2020.

Market consistent value of new business	Represents how much value the sale of new insurance policies is generating for the company. This value represents the present value of our best estimate of incoming premiums and outgoing claims, benefits and expenses related to these new sales. The 2022 target was based on the 2022 budget.

Transformation program: Earnings contributions	Measures the expected cumulative
run-rate
earnings contribution for performance improvement initiatives that moved to the execution phase during the retrospective
3-year
performance period 2020-2022, compared to the cumulative 2020-2022 target in the transformation program.

Transformation program: Timely initiative execution	Measures whether performance improvement initiatives moved to the execution phase in time, compared to the 2022 targets in the transformation program.

Transformation program: Timely milestone completion	Measures the timely milestone completion of the performance improvement initiatives, compared to the 2022 targets in the transformation program.

Employee engagement	Employee engagement as measured in the global employee survey. The 2022 target was 70%.

Strategic Roadmap development	Assesses how the Strategic Roadmap further evolved for strategic assets and non-core assets in 2022.

Execution of capital initiatives in line with Strategic Roadmap	Assesses the completion of management actions in relation to financial assets and non-core assets in 2022.

Sustainability integration and execution	Measures the degree of complete milestones in 2022 related to further integrating our ESG priorities in Aegon’s strategy, sustainability reporting, and reaching our 2025 carbon emission reduction target.

Women in senior management	Measures the percentage of women in Aegon’s senior management layer worldwide. The 2022 target was 36%.

Finance strategy execution	Assesses the completion of the 2022 milestones from the Finance strategy.

1
These peers are in order of the 2020-2022 ranking results: 1) Principal Financial Group Inc, 2) Unum Group, 3) MetLife Inc, 4) ASR Nederland NV, 5) NN Group NV, 6) Brighthouse Financial Inc, 7) Aegon NV, 8) Equitable Holdings Inc, 9) Prudential Financial Inc, 10) Swiss Life Holding AG, 11) Athene Holding Ltd / Helvetia Holding*, 12) Assicurazioni Generali SpA, 13) Baloise Holding AG, 14) Prudential PLC, and 15) Lincoln National Corp. This is the blended result of the initial peer Athene and the back-up
peer Helvetia, which replaced Athene per March 9, 2021, in accordance with our plan rules, following the merger announcement by Athene.

Aegon Annual Report on Form 20-F 2022 | 71

About Aegon Governance and risk management Financial information Non-financial information

Lard Friese	Target	Result on 50-80-100% scale
10% Strategic Roadmap Development	Further evolve the Strategic Roadmap for strategic assets and non-core assets in 2022.

100%. Announced an agreement to combine Aegon the Netherlands with a.s.r. to create a leading Dutch insurance company, in which Aegon will hold a strategic stake. Identified several areas of our business where we will invest to achieve profitable growth, and create value for our customers, shareholders, and other stakeholders in the years ahead. These include Transamerica’s Workplace Solutions where we will focus on small and mid-sized
employers, and Individual Solutions where we will invest in selected individual life insurance, accumulation, and investment products, leveraging our strong distribution capabilities.

10% Execution of capital initiatives in line with Strategic Roadmap	Complete management actions in relation to financial assets and non-core assets in 2022.

100%. Freed up capital by reinsuring the universal life portfolio of Transamerica Life Bermuda to Transamerica. Reduced our risk exposure by completing a lump-sum
buyout program for certain Variable Annuity policies in Transamerica, and took steps to reduce the sensitivity of our solvency ratios to equity market movements. Successfully completed the divestment of Aegon Hungary and Turkey to Vienna Insurance Group AG Wiener Versicherung Gruppe. Integrated the operational improvement program into our annual operating cycle.

5% Sustainability integration and execution	Complete milestones in 2022 related to ESG priorities, sustainability reporting and carbon emission reduction.

80%. Adopted the Sustainability Roadmap 2025 to drive lasting value creation for our company and its stakeholders. Further enhanced the Sustainability Reporting Program by making the company’s finance function responsible for delivering sustainability reporting with appropriate controls. Added new targets to Aegon’s climate change commitments.

5% Women in Senior Management	Increase the number of women in Aegon’s senior management layer worldwide to at least 36%.	80%. At the end of 2022, 36% of the people in Aegon’s senior management layer were women.

Matt Rider	Target	Result on 50-80-100% scale
5% Strategic Roadmap Development	Further evolve the Strategic Roadmap for strategic assets and non-core assets in 2022.

100%. Announced an agreement to combine Aegon the Netherlands with a.s.r. to create a leading Dutch insurance company, in which Aegon will hold a strategic stake. Identified several areas of our business where we will invest to achieve profitable growth, and create value for our customers, shareholders, and other stakeholders in the years ahead. These include Transamerica’s Workplace Solutions where we will focus on small and mid-sized
employers, and Individual Solutions where we will invest in selected individual life insurance, accumulation, and investment products, leveraging our strong distribution capabilities.

5% Execution of capital initiatives in line with Strategic Roadmap	Complete management actions in relation to financial assets and non-core assets in 2022.

100%. Freed up capital by reinsuring the universal life portfolio of Transamerica Life Bermuda to Transamerica. Reduced our risk exposure by completing a lump-sum
buyout program for certain Variable Annuity policies in Transamerica, and took steps to reduce the sensitivity of our solvency ratios to equity market movements. Successfully completed the divestment of Aegon Hungary and Turkey to Vienna Insurance Group AG Wiener Versicherung Gruppe. Integrated the operational improvement program into our annual operating cycle.

5% Sustainability integration and execution	Complete milestones in 2022 related to ESG priorities, sustainability reporting and carbon emission reduction.

80%. Adopted the Sustainability Roadmap 2025 to drive lasting value creation for our company and its stakeholders. Further enhanced the Sustainability Reporting Program by making the company’s finance function responsible for delivering sustainability reporting with appropriate controls. Added new targets to Aegon’s climate change commitments.

5% Women in Senior Management	Increase the number of women in Aegon’s senior management layer worldwide to at least 36%.	80%. At the end of 2022, 36% of the people in Aegon’s senior management layer were women.
10% Finance Strategy Execution	Complete the 2022 milestones from the Finance Strategy.

70%. Not all targeted milestones were completed, mainly due to the work that was required to prepare for combining Aegon the Netherlands with a.s.r. Successfully completed the audit tender process. Developed a multi-year roadmap for the Sustainability Reporting Program and completed its 2022 milestones, which included strengthening its processes and controls.

Pay-out
schedule variable compensation (2019-2026)
The following tables show for each current and former Executive Board member how much variable compensation has been paid in shares and cash respectively in 2020, 2021, and 2022 and how much conditional variable compensation is scheduled to be paid out in the coming years. The vesting price of the shares were: EUR 2.079 on May 15, 2020,
EUR 3.934 on June 3, 2021, and EUR 4.973 on May 31, 2022. In 2020, the
pay-out
schedule of variable compensation changed from tranche-vesting to cliff-vesting. Shares allocated for plan years up to and including 2019 are subject to an additional three-year holding period after pay-out.
Shares for the plan years from 2020 onwards are subject to an additional two-year
holding period after
pay-out.

72	Aegon Annual Report on Form 20-F 2022

Remuneration Report

	Years of vesting
Shares by plan year	VWAP 1)	2020	2021	2022	2023	2024	2025	2026	Total
Lard Friese 2020	EUR 4.083	-	-	-	-	103,580	-	-	103,580
2021	EUR 3.293	-	-	-	-	-	275,182	-	275,182
2022	EUR 4.491	-	-	-	-	-	-	203,072	203,072
Total number of shares		-	-	-	-	103,580	275,182	203,072
Matt Rider 2017	EUR 5.246	9,508	9,508	-	-	-	-	-	19,016
2018	EUR 5.405	14,054	14,054	14,054	-	-	-	-	42,162
2019	EUR 4.162	35,693	17,847	17,847	17,847	-	-	-	89,234
2020	EUR 4.083	-	-	-	-	104,547	-	-	104,547
2021	EUR 3.293	-	-	-	-	-	178,961	-	178,961
2022	EUR 4.491	-	-	-	-	-	-	124,273	124,273
Total number of shares		59,255	41,409	31,901	17,847	104,547	178,961	124,273
Alex Wynaendts 2015	EUR 6.106	-	-	-	-	-	-	-	-
2016	EUR 5.128	20,361	-	-	-	-	-	-	20,361
2017	EUR 5.246	21,866	21,866	-	-	-	-	-	43,732
2018	EUR 5.405	19,656	19,656	19,656	-	-	-	-	58,968
2019	EUR 4.162	50,345	25,174	25,174	25,174	-	-	-	125,867
2020	EUR 4.083	-	-	-	-	49,346	-	-	49,346
Total number of shares		112,228	66,696	44,830	25,174	49,346	-	-
Darryl Button 2016	EUR 5.128	14,808	-	-	-	-	-	-	14,808
Total number of shares		14,808	-	-	-	-	-	-

1
This is the volume weighted average price (VWAP) of Aegon on the Euronext Amsterdam stock exchange for the period December 15 to January 15. For instance for the 2022 plan year, this is the VWAP for the period December 15, 2021 to January 15, 2022.

Cash by plan year (in EUR)	2020	2021	2022	2023	Total
Lard Friese 2020	-	211,431	-	-	211,431
2021	-	-	452,981	-	452,981
2022	-	-	-	455,880	455,880
Total cash	-	211,431	452,981	455,880
Matt Rider 2017	49,878	49,878	-	-	99,756
2018	75,964	75,964	75,964	-	227,892
2019	148,560	74,278	74,278	74,278	371,394
2020	-	213,404	-	-	213,404
2021	-	-	294,589	-	294,589
2022	-	-	-	278,984	278,984
Total cash	274,402	413,524	444,831	353,262
Alex Wynaendts 2016	104,412	-	-	-	104,412
2017	114,710	114,710	-	-	229,420
2018	106,243	106,243	106,243	-	318,729
2019	209,548	104,772	104,772	104,772	523,864
2020	-	100,725	-	-	100,725
Total cash	534,913	426,450	211,015	104,772
Darryl Button 2016	74,674	-	-	-	74,674
Total cash	74,674	-	-	-

Aegon Annual Report on Form 20-F 2022 | 73

About Aegon Governance and risk management Financial information Non-financial information

The Executive Board members have a time-based shareholding requirement of five years after the initial allocation of their variable compensation in shares (that is, a three-year deferral period before vesting and an additional two-year
holding period after vesting). Additionally, Mr. Friese and Mr. Rider voluntarily agreed to a minimum shareholding requirement of 100% of their fixed compensation level, once they have reached that level. For this purpose, both vested and unvested shares that have been allocated as compensation will be included in the count, with the unvested share allocations valued at what they would be worth after tax. For the vested share allocations, this tax has already been deducted and paid. After the allocation of the 2022 variable compensation award, Mr. Friese will hold 126% of his fixed compensation in shares and Mr. Rider 169%, based on the opening share price on March 1, 2023.
Recognized IFRS expenses of remuneration (2020-2022)
The following table contains the recognized IFRS expenses of the remuneration of the Executive Board members in the calendar years 2020, 2021, and 2022. These numbers deviate from the above-mentioned allocated remuneration amounts, as the deferred parts of variable compensation and Mr. Friese’s sign-on
arrangement are expensed over multiple calendar years, and the shares are included at their fair value instead of the grant price.

IFRS expenses for compensation (In EUR thousand)	Fixed compensation	Variable compensation	Pension	Other Benefits	Total
Lard Friese
2022 1)	1,586	864	621	77	3,149
2021 1)	1,576	692	594	77	2,939
2020 1)	1,869	282	373	49	2,572
Matt Rider
2022	988	594	395	66	2,044
2021	968	583	387	67	2,005
2020	941	528	376	67	1,912
Alex Wynaendts
2020 2)	496	497	337	97	1,427
All Executive Board members
2022 1)	2,574	1,459	1,016	143	5,193
2021	2,545	1,275	981	144	4,944
2020	3,306	1,307	1,086	213	5,911

1
Includes the fixed compensation expenses for the
sign-on
arrangement of EUR 1,228 thousand that Mr. Friese received when joining Aegon in March 2020. These expenses were EUR 27 thousand in 2022, EUR 91 thousand in 2021, and EUR 938 thousand in 2020.

2	The disclosed amounts for 2020 cover the period that Mr. Wynaendts has been a member of the Executive Board (until May 15, 2020).

Awarded and due remuneration (2021-2022)
In line with the European guidelines on the standardized presentation of the remuneration report, the remuneration that was awarded and due to the Executive Board members in the calendar years 2021 and 2022 can be found in the table below. These amounts were awarded and due in accordance with the Executive Board remuneration policy that applied at the time and there were no deviations.

		Fixed		Variable
In EUR thousand		Salary	Benefits	Upfront 1 )	Deferred 2 )	One-off	Pension	Total	Ratio Fixed/Variable 3 )
Lard Friese	2022 4)	1,559	77	453	—	199	621	2,910	78	% / 22%
	2021 5)	1,485	77	211	—	255	594	2,622	82	% / 18%
Matt Rider	2022	988	66	295	309	—	395	2,053	71	% / 29%
	2021	968	67	213	363	—	387	1,999	71	% / 29%

1
The upfront cash and share payments of variable compensation that was allocated for the previous performance year. The shares are valued at their price at vesting. For example, the upfront cash and shares of the 2021 variable compensation award that were paid in 2022.

2
The deferred cash and share payments of the variable compensation that was allocated for performance years before the previous performance year. The shares are valued at their price at vesting. For example, the deferred cash and shares of the 2018-2019 variable compensation awards that were paid in 2022.

3	Fixed (the numerator) is the sum of Salary, Benefits and Pension divided by the Total. Variable (the denominator) is the sum of Upfront, Deferred and One-off divided by the Total.
4	The one-off item concerns the payments of the 2020 sign-on arrangement that were deferred for two years (EUR 57 thousand in cash and 28,692 shares at a vesting price of EUR 4.973).
5
The upfront variable amount covers the
pro-rated
cash bonus payment that was awarded for the period as Executive Board member during 2020 (from May 15 to December 31). The one-off
item concerns the payments of the 2020
sign-on
arrangement that were deferrred for one year (EUR 105 thousand in cash and 37,980 shares at a vesting price of EUR 3.934).

74	Aegon Annual Report on Form 20-F 2022

Remuneration Report

Annualized total compensation overview (2018-2022)
The table below shows the total compensation that was awarded and due in the last five calendar years on an annualized basis and the year-on-year
annual change in total compensation. Please note that therefore several amounts have been annualized, while in practice these were pro-rated
for the period during which the individual served as an Executive Board member. These amounts were awarded and due in accordance with the Executive Board remuneration policy that applied at the time and there were no deviations. Additionally, the table shows the Aegon net result, a proxy of the financial and non-financial
business performance, the vesting price of the Aegon shares, the inflation in the Netherlands and the average employee compensation over the same period.

In EUR thousand	Annualized	2018	2019		2020		2021		2022

Lard Friese	Awarded and due	-	-		2,719		2,748		2,910

	Change	-	-		-		1%		6%

Matt Rider (as of May 19, 2017)	Awarded and due	1,670	1,799		1,824		2,052		2,053

	Change	-	8%		1%		12%		0%

Alex Wynaendts	Awarded and due	4,969	3,806		3,268		-		-

	Change	-	(23%	)	(14%	)	-		-

Aegon net result (EU-IFRS)	In EUR million	741	1,525		55		1,701		(2,504)

Aegon business performance 1)	Target = 100%	106%	79%		57%		123%		113%

Vesting price Aegon shares	In EUR	5.848	4.287		2.079		3.934		4.973

Inflation in the Netherlands	Consumer Price Index	1.7%	2.6%		1.3%		2.7%		10.0%

Average employee compensation 2)	In EUR thousand	104	115		110		105		134

	Annual change	-	11%		(4%	)	(5%	)	28%

1
The weighted average Aegon financial and
non-financial
business performance, expressed as a percentage on a performance scale with 50% as the threshold, 100% as the target and 150% as the maximum, as used for the allocation of variable compensation in the applicable year.

2
Consistent with the CEO pay ratio calculation, the average employee compensation is based on the audited total
EU-IFRS
remuneration expenses for all employees divided by the number of employees in scope for these expenses.

2023 Executive Board performance indicators
Looking ahead to the 2023 performance years, the 2023 performance indicators for Mr. Friese and Mr. Rider will be based again on a mix of 70% Group performance and 30%
personal performance. The first table below shows the weight that is assigned to each performance indicator. The second table contains a summary of the performance indicator definitions.

2023 performance indicator weights	For Aegon bonus pools	Lard Friese	Matt Rider
Group performance
Free cash flows (2021-2023)	20%	14%	14%
Relative total shareholder return (2021-2023)	10%	7%	7%
Earnings on in-force	10%	7%	7%
Market consistent value of new business	10%	7%	7%
Addressable expenses savings from cost initiatives	10%	7%	7%
Revenue growth from growth initiatives	10%	7%	7%
Timely execution of initiatives	10%	7%	7%
Weighted average carbon intensity	10%	7%	7%
Employee engagement	10%	7%	7%
Personal performance
Strategic Roadmap development and execution		25%	10%
Women in senior management		5%	5%
Finance strategy execution		-	15%
Total weight	100%	100%	100%

Aegon Annual Report on Form 20-F 2022 | 75

About Aegon Governance and risk management Financial information Non-financial information

2023 performance indicators	Definition

Free cash flows	Free cash flows represent cash flows from remittances from the units less the Holding funding and operating expenses. For 2023 it will be measured on a retrospective
3-year
performance period (2021-2023). The 2021-2023 target is equal to the 2021-2023 cumulative free cash flows target that was disclosed at the Capital Markets Day in December 2020 and the updated guidance, excluding Aegon the Netherlands.

Relative total shareholder return	Aegon’s position relative to 7 US and 7
non-US
peers when looking at Total Shareholder Return for a retrospective
3-year
performance period (2021-2023). These peers were selected for being the most similar to Aegon based on their index listing, industry classification, 5 year monthly Beta, Market Capitalization and Total Revenue.
1)

Earnings on In-Force	Represents the capital that is generated by the business units from their
In-Force
business in 2023. It is based on the definition of Operating Capital Generation, but excludes the New Business Strain, Release of Required Capital in the business units, and Holding & Funding expenses at Group level. The 2023 target is based on the 2023 budget, excluding Aegon the Netherlands.

Market consistent value of new business	Represents how much value the sale of new insurance policies is generating for the company. This value represents the present value of our best estimate of incoming premiums and outgoing claims, benefits and expenses related to these new sales. The 2023 target is based on the 2023 budget, excluding Aegon the Netherlands.

Addressable expenses savings from cost initiatives	Measures the addressable expense savings delivered by cost initiatives in 2023. The 2023 target is based on the 2023 budget, excluding Aegon the Netherlands.

Revenue growth from growth initiatives	Measures the revenue growth delivered by growth initiatives in 2023. The 2023 target is based on the 2023 budget, excluding Aegon the Netherlands.

Timely execution of initiatives	Measures the timely operational completion of cost and growth initiatives.

Weighted average carbon intensity	Measures the weighted average carbon intensity reduction by the end of 2023, compared to our 2019 baseline, excluding Aegon the Netherlands.

Employee engagement	Employee engagement as measured in the global employee survey, excluding at Aegon the Netherlands.

Strategic Roadmap development and execution	Strategic Roadmap development and execution, such as to further enhance the growth prospects for the strategic assets and successfully combine Aegon the Netherlands with a.s.r.

Women in senior management	Measures the percentage of women in Aegon’s senior management layer worldwide, excluding at Aegon the Netherlands.

Finance strategy execution	Complete the 2023 milestones from the Finance strategy.

1
These peers are in order of the 2020-2022 ranking results: 1) Principal Financial Group Inc, 2) Unum Group, 3) MetLife Inc, 4) ASR Nederland NV, 5) NN Group NV, 6) Brighthouse Financial Inc, 7) Aegon NV, 8) Equitable Holdings Inc, 9) Prudential Financial Inc, 10) Swiss Life Holding AG, 11) Athene Holding Ltd / Helvetia Holding*, 12) Assicurazioni Generali SpA, 13) Baloise Holding AG, 14) Prudential PLC, and 15) Lincoln National Corp. This is the blended result of the initial peer Athene and the back-up
peer Helvetia, which replaced Athene per March 9, 2021, in accordance with our plan rules, following the merger announcement by Athene.

76	Aegon Annual Report on Form 20-F 2022

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
For Aegon, risk management involves:
◆	Understanding risks that the company faces
◆	Maintaining a group wide framework through which the risk-return trade-off associated with these risks can be assessed
◆	Maintaining risk tolerances and supporting policies to limit exposure to a particular risk or combination of risks
◆	Monitoring risk exposures and actively maintaining oversight of the company’s overall risk and solvency positions
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
Risk strategy, risk appetite statement and risk tolerances
The formulation of the risk strategy starts with the principle that taking a risk should be based on serving a customer’s need. The competence to manage the risk is assessed and Aegon’s risk preferences are formulated, considering Aegon’s risk capacity. The process results in a targeted risk profile, reflecting the risks Aegon wants to assume, and the risks Aegon would like to avoid or mitigate.
Aegon’s risk appetite statement and risk tolerances are established to assist management in carrying out
Aegon’s strategy within the boundaries of the resources available to Aegon. Aegon’s risk appetite statement is to:
“Fulfill our promises towards our customers and other stakeholders by delivering sustainable and growing longterm free cash flow through strong resilience in solvency and liquidity, with a healthy balance in exposures, and by running a responsible business with effective controls.”
Following from the risk appetite statement, risk tolerances are defined on:
◆	Solvency, including Cash Capital at Holding and capital generation, to ensure that Aegon remains solvent even under adverse scenarios;
◆	Liquidity, to ensure that Aegon has sufficient liquidity even under extreme scenarios;
◆	Risk balance, to ensure a healthy balance of risk exposures; and
◆	Responsible business with effective controls, which acknowledges an acceptable level of operational risk and stresses a low tolerance for (lack of) actions that could lead to material adverse risk events that result in breaking promises or not meeting reasonable expectations of customers, legal and regulatory breaches, reputational damage, financial detriment or financial misstatement.
The tolerances are further developed into measures, thresholds and indicators that have to be complied with to remain within the tolerances.
Risk universe
Aegon’s risk universe is structured to reflect the type of risks to which the company is exposed. The identified risk categories are financial risk (for example, interest rate risk and credit risk), underwriting risk (for example, mortality and morbidity risk and policyholder behavior), and operational risk (for example, fraud, business disruption and non-financial
risks). Specific risk types are identified within these risk categories. These risks, internal or external, may affect the company’s operations, earnings, share price, value of its investments, or the sale of certain products and services. In the context of Aegon’s risk strategy, a risk appetite is set for the three identified risk categories (see table below).

Risk category	Description	Appetite
Underwriting	The risk of incurring losses when actual experience deviates from Aegon’s best estimate assumptions on mortality, longevity, morbidity, policyholder behavior, P&C claims and expenses used to price products and establish technical provisions.	Medium to high - Underwriting risk is Aegon’s core business and meets customer needs.
Financial	The risk of incurring financial losses due to movements in financial markets and the market value of balance sheet items. Elements of financial risk are credit risk, inflation risk, investment risk, interest rate risk and currency risk.	Low to medium - Accepted where it meets customer needs and the risk return profile is acceptable.
Operational	The risk of losses resulting from inadequate or failed internal processes and controls, people and systems or from external events, such as processing errors, legal and compliance issues, natural or man-made
	disasters, and cybercrime.	Low - Accepted as a necessary condition of conducting business, but mitigated as much as possible in an economically efficient manner.

Aegon Annual Report on Form 20-F 2022 | 77

About Aegon Governance and risk management Financial information Non-financial information

Risk identification and risk assessment
Aegon has identified a risk universe that captures all known material risks to which the company is exposed. To assess all risks, Aegon maintains a documented, consistent methodology for measuring risks. The risk metrics are embedded in Aegon’s key reports and are used for decision making.
Risk response
Aegon distinguishes the following risk responses, which are particularly relevant where risks are out of tolerance:
◆	Risk acceptance: The risk is accepted;
◆	Risk control: The risk is reduced by reducing the exposure, by improving processes and existing controls or by introducing new controls;
◆	Risk transfer: The risk is reduced by insuring the company against the risk or by outsourcing activities to third parties; or
◆	Risk avoidance: Activities that are the source of the risk are terminated.
Risk monitoring and reporting
Risks are monitored regularly and reported internally on at least a quarterly basis. The impact of key financial, underwriting, and operational risk drivers on earnings and capital is shown in the quarterly risk dashboards for the various risk types, both separately and on an aggregate basis.
Risk exposures are compared with the measures and indicators as defined by Aegon’s risk tolerance statements. Reporting also includes compliance and incident reporting. Finally, the main risks derived from Aegon’s strategy and day-to-day
business are discussed, as well as forward-looking points for attention. If necessary, mitigating actions are taken and documented.
Risk control
A system of effective controls is required to mitigate the risks identified. In Aegon’s ERM framework, risk control includes risk governance, risk policies, internal control framework, model validation, risk framework embedding, risk culture, and compliance.
Most significant risks
The most significant risks Aegon faces in terms of exposures and required capital are:
◆	Financial markets risks (particularly related to credit, equity, and interest rates)
◆	Underwriting risks (particularly related to mortality and morbidity risks and policyholder behavior)
◆	Operational risks (particularly related to reputation and continuity of operations).
Description of risk types
Financial market risks
Credit risk
Credit risk is the risk of loss resulting from the default by, or failure to meet contractual obligations of, issuers and counterparties. Aegon also considers credit risk to include spread risk, that is, a decline in the value of a bond, loan or mortgage due to a widening of credit spreads. Having a well-diversified investment portfolio means that Aegon can accept credit spread risk to earn a liquidity premium on assets that match liabilities. The focus is on high-quality securities with low expected defaults because Aegon has a low appetite for default risk.
Equity market risk and other investment risks
Aegon runs the risk that the market value of its investments changes. Investment risk affects Aegon’s direct investments in the general account, indirect investments for the account of policyholders and agreements where Aegon relies on counterparties, such as reinsurance and derivative counterparties.
Aegon has a low preference for investments in equity securities via the general account. Equity investments generate an equity risk premium over the long run, but in combination with a high capital charge result in a relatively low return on capital. Aegon accepts equity exposure through fee-based
business in the separate accounts and mutual funds. Aegon has experience and expertise in managing complex investment guarantees and leverages this capability by providing customers access to a range of investment strategies and guaranteed benefits. Although Aegon accepts equity exposure via guarantee products, its preference is to hedge this risk as much as possible. Other investment risks include real estate exposure in the general account via Dutch Amvest holdings, and indirectly via property funds invested for the account of policyholders.
Interest rate risk
Aegon is exposed to interest rates as both its assets and liabilities are sensitive to movements in long-term and short-term interest rates, as well as to changes in the volatility of interest rates. Aegon may accept interest rate risk in order to meet customer needs. However, as no spread is earned on interest rate risk, Aegon prefers to mitigate the risk to the extent possible.
Currency exchange rate risk
As an international company, Aegon conducts business in different currencies and is therefore exposed to movements in currency exchange rates. Foreign currency exposure exists primarily when policies are denominated in currencies other than the issuer’s functional currency. Currency risk in the investment portfolios backing insurance and investment liabilities is managed using asset-liability matching principles. Assets allocated

78	Aegon Annual Report on Form 20-F 2022

Risk management

to equity are held in local currencies to the extent shareholders’ equity is required to satisfy regulatory and self-imposed capital requirements. Currency exchange rate fluctuations therefore affect the level of shareholders’ equity as a result of converting local currencies into euros (EUR), the company’s reporting currency. The company holds its capital base in various currencies in amounts that correspond to the book value of individual business units.
Inflation risk
Aegon is exposed to inflation risk through inflation-linked benefits offered on some of the products sold by Aegon’s insurance entities such as pensions or long-term care products. In addition, Aegon is exposed to cost inflation through its expense base. Aegon prefers to mitigate the risk to the extent possible.
Liquidity risk
Aegon needs to maintain sufficient liquidity to meet short-term cash demands, not only under normal conditions, but also in the event of a crisis. To that end, Aegon has put a strong liquidity management framework in place. The company considers extreme liquidity stress scenarios, including the possibility of prolonged “frozen” capital markets, an immediate and permanent rise in interest rates, and elevated policyholder withdrawals.
Please refer to note 4 “Financial Risk” to Aegon’s financial statements.
Underwriting risk
Underwriting risk relates to the products sold by Aegon’s insurance entities and is the risk of incurring losses when actual experience deviates from Aegon’s best estimate assumptions on mortality, morbidity, policyholder behavior, Property & Casualty (P&C) claims and expenses. Aegon has a preference to selectively grow underwriting risk, but this must work hand-in-hand
with a strong underwriting process. Aegon’s earnings depend, to a significant degree, on the extent to which claims experience is consistent with assumptions used to price products and establish technical provisions. Changes in, among other things, morbidity, mortality, longevity trends, and policyholder behavior may have a considerable impact on the company’s income. Assumptions used to price products and establish technical provisions are reviewed on a regular basis. Please refer to note 3 “Critical accounting estimates and judgment in applying accounting policies” to Aegon’s consolidated financial statements for further information.
Operational risk
Like other companies, Aegon faces operational risk resulting from operational failures or external events, such as processing errors, inaccuracies in models used, negative behavior by personnel, non-compliance
to laws and regulations, and natural or
man-made
disasters, including
climate change. In addition, major programs or organizational transformations may also increase the potential for operational risks. Aegon’s systems and processes are designed to support complex products and transactions, and to help protect against such issues as system failures, business disruption, financial crime, and breaches of information security. Aegon monitors and analyses these risks, and retains flexibility to update and revise where necessary. Aegon’s operational risk universe distinguishes as risk types: business risk; legal, regulatory, conduct, and compliance risks; tax risk; financial crime risk; processing risk; information technology and business disruption risks; people risk; and facility risk. These level 1 risk types are split into more granular level 2 risk types. The more granular risk types include, among others, information security risk, conduct risk, fraud risk, modelling risk, and physical damage risk.
Sustainability risk
Sustainability risk is not considered a separate risk type but is a risk driver that impacts multiple risks. Sustainability is explicitly part of Aegon’s risk taxonomy, embedded in its ERM framework and incorporated in the relevant risk policies. Sustainability has financial risk, underwriting, business risk, legal, regulatory, conduct and compliance risk angles. For example, climate change can impact future investment returns The legal, regulatory, conduct and compliance risk angles relate to the ability to comply with relevant legal and regulatory requirements. The importance of handling sustainability risk effectively and expeditiously is expected to further increase, also given the increasing importance of sustainability for all stakeholders including society, investors, customers, and regulators.
Fraud risk
Fraud Risk is interpreted broadly in Aegon and relates both to operational types of fraud and financial reporting related fraud.
Operational types of fraud are distinguished between internal and external fraud, that is, fraud committed by employees and fraud committed by others, with external fraud further specified as intermediary fraud or fraud committed by third parties. To combat operational types of fraud, Aegon has put policies in place and reports internally on its adherence to these policies. To enable Aegon Boards to assess fraud risks, Compliance departments report quarterly on fraud events. In its annual Systematic Integrity Risk Analysis (SIRA), Aegon analyses both its exposure to fraud, and its residual risks, taking into account all measures Aegon has put in place to combat fraud. Where gaps are found, additional measures are put in place.
Furthermore, Aegon has an established process in place to assess and confirm effective controls are in place concerning fraud in financial reporting. This assessment is performed annually and is based on a set of mandatory

Aegon Annual Report on Form 20-F 2022 | 79

About Aegon Governance and risk management Financial information Non-financial information scenarios. In addition, the assessment is required to be performed by all Aegon subsidiaries. In 2022, the assessment confirmed that effective controls were in place to mitigate the risk of fraud in the financial statement process.
Business environment scan
In addition to managing these various types of risk, Aegon performs a business environment scan. The aim is to identify emerging, fundamental/structural trends, risks, and opportunities in our operating environment, which could have significant impact on value creation and Aegon’s financial strength, competitive position, or reputation. It is a critical, cross-functional exercise that looks beyond impact alone to assess the potential of topics to influence value creation. The scan is performed as a check on the ongoing appropriateness of the risk universe, to ensure the completeness of Aegon’s risk assessment as well as to provide input for ongoing strategy development.
Topic identification, mapping, and selection are based on desk research, interviews with internal and external experts, and management selection. Outcomes can be used for materiality reporting, as input for Aegon’s strategy process and for possible follow-up
in terms of further analysis, tracking, or as a global project.
Risk governance framework
Aegon’s risk management is based on clear, well-defined risk governance. The goals of risk governance are to:
◆	Define roles and responsibilities, and risk reporting procedures for decision-makers
◆	Institute a proper system of checks and balances
◆	Provide a consistent framework for managing risk in line with the targeted risk profile
◆	Facilitate risk diversification
Governance structure
Aegon’s risk management framework is represented across all levels of the organization. This ensures a coherent and integrated approach to risk management throughout the company. Similarly, Aegon has a comprehensive range of group
wide risk policies that detail specific operating guidelines and limits. These policies include legal, regulatory, and internally set requirements, and are designed to keep overall risk-specific exposures to a manageable level. Any breach of policy limits or warning levels triggers remedial action or heightened monitoring. Further risk policies may be developed at a local level to cover situations specific to particular business units.
Aegon’s risk management governance structure has four layers:
◆	The Supervisory Board and the Supervisory Board Risk Committee (SBRC)
◆	The Executive Board and the Management Board
◆	The Group Risk & Capital Committee (GRCC) and its sub-committees
◆	The local Risk & Capital Committees
The SBRC reports to the Supervisory Board on topics related to the ERM framework and the internal control system. This includes:
◆	Risk strategy, risk tolerance, and risk governance;
◆	Product development and pricing;
◆	Risk assessment;
◆	Risk responses and internal control effectiveness;
◆	Risk monitoring; and
◆	Risk reporting.
The Risk Committee works closely with the Audit Committee.
For a description of the main roles and responsibilities of the SBRC see the section on the Risk Committee on page 51 of the Report of the Supervisory Board in this Annual Report.
It is the responsibility of the Executive Board and the Group’s Chief Risk Officer (CRO) to inform the Supervisory Board of any risk that directly threatens the solvency, liquidity, or operations of the company.
Aegon’s Executive Board has overall responsibility for risk management. The Executive Board adopts the risk strategy, risk governance, risk tolerance, and material changes in risk methodology and risk policies. The Group’s CRO has a standing invitation to attend Executive Board meetings and a direct reporting line to the Supervisory Board to discuss ERM and related matters, and is a member of the Management Board.
The Management Board oversees a broad range of strategic and operational issues. While the Executive Board is Aegon’s statutory executive body, the Management Board provides vital support and expertise in safeguarding Aegon’s strategic goals. The Management Board discusses and sponsors ERM, in particular the risk strategy, risk governance, risk tolerance, and the introduction of new risk policies.
The Executive Board and Management Board are supported by the Group Risk & Capital Committee (GRCC). The GRCC is Aegon’s most senior risk committee. It is responsible for managing Aegon’s balance sheet at the global level, and is in charge of risk oversight, risk monitoring, and risk management -related decisions on behalf of the Executive Board and in line with its charter. The GRCC ensures risk-taking is within Aegon’s risk tolerances; that the capital position is adequate to support financial strength and regulatory requirements, and that capital is properly allocated. The GRCC informs the Executive Board about any identified (near) breaches of overall tolerance levels that

80	Aegon Annual Report on Form 20-F 2022

Risk management

threaten the risk balance, as well as any potential threats to the company’s solvency, liquidity, or operations.
The GRCC has three
sub-committees:
the ERM framework, Accounting and Actuarial Committee (ERMAAC), the
Non-Financial
Risk Committee (NFRC) and the Model Validation Committee (MVC).
The purpose of the ERMAAC is to assist the GRCC, Executive Board, and Management Board with financial risk framework setting and maintenance across all group-level balance sheet bases, including policies, standards, guidelines, methodologies, and assumptions.
The purpose of the NFRC is to assist the GRCC, Executive Board and Management Board with non-financial
risk framework setting and maintenance, including policies, standards, guidelines, and methodologies, and to act as a formal discussion and information-exchange platform on matters of concern regarding non-financial
risk management.
The MVC is responsible for approving all model validation reports across Aegon. This is an independent committee that reports to the GRCC and the Executive Board to provide information on model integrity and recommendations on how to further strengthen these models.
Aegon’s business units have a Risk, or Risk and Capital committee, and an Audit committee. The responsibilities and prerogatives of the committees are aligned with those of the company-level committees and further elaborated in their respective charters, which are tailored to local circumstances.
In addition to the four layers described above, Aegon has an established group
wide Risk function. It is the mission of the Risk function to ensure the continuity of the company by safeguarding the value of existing business, protecting Aegon’s balance sheet and reputation, and by supporting the creation of sustainable value for all stakeholders.
In general, the objective of the Risk function is to support the Executive Board, Management Board, Supervisory Board, and business unit boards in ensuring that the company reviews, assesses, understands, and manages its risk profile. Through oversight, the Risk function ensures the company-wide risk profile is managed in line with Aegon’s risk tolerances, and stakeholder expectations are managed under both normal business conditions and adverse conditions caused by unforeseen negative events.
The following roles are important in order to realize the objective of the Risk function:
◆	Advising on risk-related matters including risk tolerance, risk governance, risk methodology, and risk policies
◆	Supporting and facilitating the development, incorporation, maintenance, and embedding of the ERM framework and sound practices
◆	Monitoring and challenging the implementation and effectiveness of ERM practices
In the context of these roles, the Risk function has the following responsibilities:
ERM Framework
◆	The overarching ERM Framework supports Aegon’s corporate strategy and enables management to effectively deal with uncertainty and the associated risk-return trade-offs.
Global Risk Appetite (GRA)
◆	The GRA is linked to and supports Aegon’s strategy and purpose and translates these into risk tolerances and risk limits.
Risk identification and assessment
◆	All material risks are captured and classified in Aegon’s risk universe. An emerging risk process is in place to ensure that risk universe remains up to date and complete. Risk assessment includes risk measurement across valuation and reporting metrics and feeds into Aegon’s risk strategy, including risk preferences and risk profile considerations.
Risk governance
◆	A risk governance framework is in place across all levels of the company, including formal committees, committee charters, memberships across relevant functions, and escalation procedures.
Policies and standards
◆	Risk policies and standards set out requirements, roles and responsibilities, and processes to manage risks across the risk universe.
Risk framework embedding
◆	The ERM Framework is embedded in Aegon’s key business areas. The Own Risk Self-Assessment (ORSA) unites the risk and capital management and the business planning processes across Aegon and aligns these to its strategy. The risk strategy is aligned with the business strategy, the strategy execution is closely monitored, and risks are identified on time to ensure strong delivery in a safe and timely manner.
Risk oversight
◆	Major business (and risk) decisions are risk-based; properly risk-informed and, where relevant, challenged by the Risk function to protect the balance sheet and proper customer conduct.
Risk monitoring and reporting
◆	Risks across the risk universe are monitored and reported.
Risk culture
◆	Risk culture is embedded across the company.
◆	Risk culture encompasses the awareness of employees, management, and leadership of relevant risks and how risks are managed.

Aegon Annual Report on Form 20-F 2022 | 81

About Aegon Governance and risk management Financial information Non-financial information

Aegon’s
group-wide and business unit risk management staff structure is fully integrated. Business unit CROs have either a direct reporting line to the Group CRO or one of the CROs that reports directly to the Group CRO
.
Keeping ERM framework up to date and effective
Aegon continuously works on keeping its ERM framework
up-to-date,
effective and
fit-for-purpose.
The annual risk development plan outlines priorities for the year and rationalizes activities that align with Aegon’s strategy and vision. Policies, charters and other governance documents are regularly reviewed and updated where necessary. Also, activities such as the Business Environment Scan provide an internal and external perspective on the risk universe and will signal where updates are required. As an example, sustainability risk, including climate risk has been incorporated more explicitly in our risk taxonomy and relevant risk and business policies and processes. In addition, internal processes like policy attestation verify compliance with policies.
Non-compliance
requires remediating action plans, which are actively monitored to ensure execution. Aegon conducts an internal System of Governance review on a regular basis, as required by Solvency II legislation. The review includes design and effectiveness assessments of Aegon’s system of governance, including risk management. Identified weaknesses and improvement areas following from such reviews are reported, discussed and acted on.
Internal control system
Aegon has developed an internal control system that serves to facilitate its compliance with applicable laws, regulations (for example. Sarbanes-Oxley Act and Solvency II), and administrative processes, and the effectiveness and efficiency of operations with regard to its objectives, in addition to the availability and reliability of financial and non-financial
information. The overall internal control system ensures appropriate control activities for key processes, and the documentation and reporting of administrative and accounting information. A key element of the internal control system is to facilitate action planning and embed continuous improvement regarding the internal control environment throughout the organization. The internal control system is embedded through policies and frameworks such as the ERM Framework, Model Validation Framework, Operational Risk Management (ORM) Framework, and Information Technology Framework. Aegon’s internal control system is considered more encompassing in scope than the Integrated Framework issued by COSO on which criteria for the internal control system are based.
In relation to the Information Technology Framework, as some of the core processes and systems shift from legacy on-premises
environment to the cloud, Aegon has established a strategy to manage cloud risk. This includes defining key elements of cloud governance, cloud security strategy, as well as integrating cloud control requirements into our IT Control Framework.
In 2022, risk management and internal control topics were discussed by the relevant management committees and bodies, including the Management Board, the Executive Board, Supervisory Board Risk Committee (SBRC), and the Supervisory Board Audit Committee (SBAC). An analysis of internal and external audit reports and risk reviews revealed no material weaknesses. As a result, no significant changes or major improvements were made or planned to the risk management and internal control systems.

82	Aegon Annual Report on Form 20-F 2022

Capital and liquidity management

Capital and liquidity management

Guiding principles
The management of capital and liquidity is of vital importance for Aegon, for its customers, investors in Aegon securities, and for Aegon’s other stakeholders. In line with its risk tolerance, the goal of Aegon’s capital and liquidity management is to promote strong and stable capital adequacy levels for its businesses, in addition to maintaining adequate liquidity to ensure the company is able to meet its obligations.
Aegon follows a number of guiding principles in terms of capital and liquidity management:
◆	Promoting strong capital adequacy in Aegon’s businesses and operating units
◆	Managing and allocating capital efficiently in support of the strategy and in line with its risk tolerance
◆	Maintaining an efficient capital structure, with an emphasis on optimizing Aegon’s cost of capital
◆	Maintaining adequate liquidity in both the operating units and the Holding to ensure that the company is able to meet its obligations by enforcing stringent liquidity risk policies
◆	Maintaining continued access to international capital markets on competitive terms
Aegon believes that the combination of these guiding principles strengthens the company’s ability to withstand adverse market conditions, enhances its financial flexibility, and serves both the short-term and the long-term interests of the company, its customers, and other stakeholders.
The management and monitoring of capital and liquidity is firmly embedded in Aegon’s Enterprise Risk Management (ERM) framework.
Management of capital
Aegon’s capital management framework is based on adequate capitalization of its operating units, Cash Capital at Holding, and leverage.

Capital adequacy of Aegon’s operating units
Aegon manages capital in its operating units at levels sufficient to absorb moderate shocks without impacting the remittances to the Group. These moderate shocks could be caused by various factors, including general economic conditions, financial markets risks, underwriting risks, changes in government regulations, and legal and arbitration proceedings. To mitigate the impact of such factors on the ability of operating units to pay remittances to the Group, Aegon established an operating level of capital in each of the units: 400% Risk-Based Capital (RBC) Company Action Level (CAL) in the US and 150% Solvency Capital Requirement (SCR) for Solvency II units. Aegon manages capital in the units to their respective operating levels over-the-cycle.
After investments have been made in new business to generate organic growth, capital generated by Aegon’s operating units is available for distribution to the holding company. In addition to an operating level, Aegon established a minimum dividend payment level of capital in each of the units: 350% RBC CAL in the US and 135% SCR for Solvency II. As long as the capital position of the unit is above this minimum dividend payment level, the unit is expected to pay remittances to the Group.
When the operating unit’s capital position approaches the minimum dividend payment level, capital management tools will be used to ensure that units will remain well capitalized. The frequent monitoring of actual and forecasted capitalization levels of its operating units is an important element in Aegon’s capital framework in order to actively maintain adequate capitalization levels.
The regulatory capital requirement, minimum dividend payment level, operating level, and actual capitalization for Aegon’s main operating units at December 31, 2022 are included in the following table:

Capital requirements	Regulatory capital requirement	Minimum dividend payment level	Operating level	Actual capitalization
US RBC CAL ratio	100%	350%	400%	425%
NL Life Solvency II ratio	100%	135%	150%	210%
Scottish Equitable Plc (UK) Solvency II ratio	100%	135%	150%	169%

For more details on the capital ratios and the movement thereof, see note 43 “Capital management and solvency” in Aegon’s consolidated financial statements.
Improving risk-return profile
Aegon has an active global reinsurance program designed to optimize the risk-return profile of insurance risks. In addition, Aegon monitors the risk-return profile of new business written, withdrawing products that do not create value for all stakeholders including policyholders and shareholders.

Aegon Annual Report on Form 20-F 2022 | 83

About Aegon Governance and risk management Financial information Non-financial information

Aegon continues to take measures to improve its risk-return profile. Particularly in the United States, several actions were taken to strengthen the capital position and reduce the volatility of the local capital positions.
Management actions US
Transamerica – Aegon’s business in the United States – has entered into a series of transactions designed to reduce the volatility of mortality claims on its statutory capital position. Statutory reserves were strengthened through a recapture of a captive reinsurance. Separately, Transamerica has acquired a portfolio of universal life secondary guarantee policies from institutional owners. The primary management actions regarding long-term care are rate increase programs. The total value of approvals achieved since the start of the program stood at USD 471 million at the end of 2022, compared with USD 342 million at the end of 2021. Therefore, the company has achieved the USD 450 million target for this program. This was the upgraded target compared with the targeted USD 300 million value of rate increases that Aegon communicated at the Capital Markets Day in 2020. Transamerica will continue to work with state regulators to get pending and future actuarially justified rate increases approved.
Since the Capital Markets Day in 2020, Transamerica has made good progress on increasing the value of the US variable annuity portfolio through unilateral and bilateral actions, including actions to reduce the sensitivity of the US RBC ratio to financial market movements.
◆	In the first quarter of 2022, a program was completed whereby certain policyholders were offered a lump-sum
payment – exceeding the account value – in return for surrendering their variable annuity policy. The program reduces hedge costs for the remaining variable annuity portfolio and reduces Transamerica’s economic exposure at a price that is more favorable than the price that Aegon believes would be possible to achieve in a transaction with a third party;
◆	Transamerica also adopted a long-term implied volatility assumption in April 2022. The long-term implied volatility assumption was higher than the then prevailing implied volatility for the valuation of its variable annuity guarantees. Previously, spikes in short-term volatility could result in more variability in the RBC ratio. Given that implied volatility does tend to revert to the mean over time, the adoption of a long-term volatility assumption will better protect Transamerica’s capital position against short-term market dislocations; and
◆	In order to reduce the volatility of the RBC ratio caused by the exposure of base contract fees to equity markets, Transamerica established a voluntary reserve in the fourth quarter of 2022 that more closely aligns the recognition of the fees in capital with when they are earned. This has substantially reduced the sensitivity of Transamerica’s RBC ratio to equity market movements.
In October 2022, Transamerica Life Bermuda (TLB) reinsured its closed block of universal life insurance liabilities with Transamerica. The transaction allows Transamerica to recognize its equity in TLB as available capital for solvency purposes.
Cash Capital at Holding and liquidity management
Liquidity management is a fundamental building block of Aegon’s overall financial planning and capital allocation processes. Liquidity is managed both centrally and at the operating unit level and is coordinated centrally at Aegon N.V.
The ability of the holding company to meet its cash obligations depends on the amount of liquid assets on its balance sheet and on the ability of the operating units to pay remittances to the holding company. In order to ensure the holding company’s ability to fulfill its cash obligations, to maintain sufficient flexibility to provide capital and liquidity support to Aegon’s operating units, and to provide stability in external dividends, the company manages Cash Capital at Holding, including Aegon’s centrally managed (unregulated) holding companies, to an operating range of EUR 0.5 billion to EUR 1.5 billion.
The main sources of liquidity in Cash Capital at Holding are remittances from operating units and divestitures. In addition, contingent internal and external liquidity programs are maintained to provide additional safeguards against extreme unexpected liquidity stresses.
Aegon uses the cash flows from its operating units to pay for holding expenses, including funding costs. The remaining free cash flow is available to execute the company’s strategy, to strengthen the balance sheet through deleveraging or make capital injections into units as required, to make acquisitions, to fund dividends on its shares, and to return capital to shareholders if possible, all subject to maintaining targeted Cash Capital at Holding. Aegon aims to pay out a sustainable dividend to enable equity investors to share in its performance.
When determining whether to declare or propose a dividend, Aegon’s Executive Board balances prudence with offering an attractive return to shareholders. This is particularly important during adverse economic and/or financial market conditions. Furthermore, Aegon’s operating units are subject to local insurance regulations that could restrict remittances

84	Aegon Annual Report on Form 20-F 2022

Capital and liquidity management

to be paid to the holding company. There is no requirement or assurance that Aegon will declare and pay any dividends.
On December 31, 2022, Aegon held a balance of EUR 1.6 billion in Cash Capital at Holding, compared to EUR 1.3 billion on December 31, 2021. Details on the movement are included in note 43 “Capital management and solvency” in Aegon’s consolidated financial statements.
Liquidity management
The company’s liquidity risk policy sets guidelines for its operating companies and the Holding in order to achieve a prudent liquidity profile and to meet cash demands under extreme conditions. Aegon’s liquidity is invested in accordance with the company’s internal risk management policies. Aegon believes that its Cash Capital at Holding, backed by its external funding programs and facilities, is ample for the company’s present requirements.
Aegon maintains a liquidity policy that requires all business units to project and assess their sources and uses of liquidity over a two-year
period under normal and severe business and market scenarios. This policy ensures that liquidity is measured and managed consistently across the company, and that liquidity stress management plans are in place.
Aegon’s operating units are engaged in life insurance and pensions business, which are long-term activities with relatively illiquid liabilities and generally matching assets. Liquidity consists of liquid assets held in investment portfolios, in addition to inflows generated by maturing assets, coupons and premium payments, and customer deposits.
Leverage
Aegon uses leverage to lower the cost of capital that supports businesses in the company, thereby contributing to a more effective and efficient use of capital. In managing the use of leverage throughout the company, Aegon has implemented a Leverage Use Framework as part of its broader ERM framework.
Financial leverage
Aegon defines gross financial leverage as debt or debt-like funding issued for general corporate purposes and for capitalizing Aegon’s business units. Gross financial leverage includes hybrid instruments, and subordinated and senior debt. In 2022, Aegon achieved its goal to reduce its gross financial leverage to a range of EUR 5.0 billion to EUR 5.5 billion, as announced during the December 2020 Capital Markets Day. The range was based on a euro/ US dollar exchange rate of 1.20, and at this exchange rate the gross financial leverage was EUR 5.4 billion per December 31, 2022. Following the close of the a.s.r.
transaction Aegon intends to further reduce its gross financial leverage by up to EUR 700 million.
The following are metrics that Aegon assesses in managing leverage:
◆	Gross financial leverage ratio
◆	Fixed charge coverage
◆	Various rating agency leverage metrics
◆	Other metrics, including gross financial leverage divided by operating capital generation
Aegon’s gross financial leverage ratio is calculated by dividing gross financial leverage by total capitalization. Aegon’s total capitalization consists of the following components:
◆	Shareholders’ equity, excluding revaluation reserves and cash flow hedge reserves, based on IFRS as adopted by the EU
◆	Non-controlling interests and shares related to long-term incentive plans that have not yet vested
◆	Gross (or total) financial leverage
Aegon’s fixed charge coverage is a measure of the company’s ability to service its financial leverage. It is calculated as the sum of the operating result and interest expenses on financial leverage divided by interest payments on financial leverage. The fixed charge coverage includes the impact of interest rate hedging.
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
Aegon also has access to domestic and international money markets through its EUR 2.5 billion commercial paper programs. On December 31, 2022, Aegon had no amounts outstanding under these commercial paper programs.
To support its commercial paper programs and need for Letters of Credit (LOCs), and to enhance its liquidity position, Aegon maintains backup credit and LOC facilities with

Aegon Annual Report on Form 20-F 2022 | 85

About Aegon Governance and risk management Financial information Non-financial information

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
Rating agency ratings
Aegon’s objective is to maintain very strong financial strength ratings in its main operating units, and this plays an important role in determining the company’s overall capital management strategy. Aegon maintains strong financial strength ratings from several international rating agencies for its operating units.

December 31, 2022	Aegon N.V.	Aegon USA	Aegon the Netherlands	Aegon UK
S&P Global 1)
Financial strength		A+	A+	A+
Long-term issuer	BBB+
Senior debt	BBB+
Subordinated debt	BBB-
Moody’s Investors Service 2)
Financial strength		A1
Long-term issuer	A3
Senior debt	A3
Subordinated debt	Baa1
A.M. Best 1)
Financial strength		A

1	The outlook on S&P’s ratings is negative. The financial strength rating of Aegon the Netherlands has been placed on CreditWatch with negative implications.
2	Moody’s Investors Service’s long-term issuer rating, senior debt rating and subordinated debt rating have been placed on review for downgrade.

Aegon Group Solvency Ratio
The Solvency II regulatory framework determines
the regulatory capital requirements for EU-domiciled insurance and reinsurance entities. In Aegon’s Non-EEA (European Economic Area) regions, (re)insurance entities domiciled in third countries deemed either provisionally or fully equivalent (US life insurance entities, Bermuda, and Brazil), the capital requirement is based on local capital requirements. For more information about Solvency II and recent developments, please refer to section “Regulation and supervision”.
As on December 31, 2022, the estimated Solvency II ratio of Aegon amounted to 208%, a decrease of 3%-points since December 31, 2021. This was mainly driven by negative market impacts, share buybacks (including the EUR 200 million share buyback to be executed in the first half of 2023), dividends and a tax charge related to the anticipated settlement of a tax position in connection with the transaction with a.s.r. These impacts were largely offset by operating capital generation and management actions including divestitures. For more details, please refer to note 43 “Capital management and solvency” to Aegon’s consolidated financial statements.

	December 31, 2022 1)	December 31, 2021
Group Own Funds	16,332	19,431
Group SCR	7,844	9,226
Group Solvency II ratio	208%	211%

1	The Solvency II ratios are estimates and are not final until filed with the respective supervisory authority.

Sensitivities
Aegon calculates the sensitivities of its Solvency II ratios as part of its capital management framework. The following table provides an overview of the sensitivities (downward and upward) to certain parameters and their estimated impact on the Solvency II ratio. Please note that the sensitivities listed in the tables below represent sensitivities to Aegon’s position at the balance sheet date. The sensitivities reflect single shocks – except for the US credit default shock, which also includes assumed rating migration – where other elements remain unchanged.
Real-world market impacts (for example, lower interest rates and declining equity markets) may happen simultaneously, which can lead to more severe combined impacts and may not be equal to the sum of the individual sensitivities presented in the table. The sensitivities assume deferred tax asset (DTA) admissibility. Under certain adverse scenarios and where applicable, part of DTAs could become inadmissible. While this would increase the sensitivities relative to the published sensitivities, the DTAs would still be recoverable over time. In the US RBC ratio, part of the DTAs was inadmissible per 4Q 2022.

86	Aegon Annual Report on Form 20-F 2022

Capital and liquidity management

	Scenario	Group		Americas 1)		NL Life		SE Plc
		2022	2021	2022	2021	2022	2021	2022	2021
Equity markets	-25%	(4%)	(8%)	(15%)	(24%)	(1%)	(2%)	10%	2%
Equity markets	+25%	0%	2%	7%	14%	(3%)	(1%)	(8%)	(3%)
Interest rates	-50bps	2%	(00%)	0%	1%	4%	7%	0%	(2%)
Interest rates	+50bps	(2%)	(1%)	1%	0%	(5%)	(8%)	(2%)	1%
Curve steepening	+10bps	(0%)	(2%)	n.a.	n.a.	(1%)	(6%)	n.a	n.a.
Govt spreads excl EIOPA VA	-50bps	1%	0%	n.a.	n.a.	(2%)	(3%)	1%	4%
Govt spreads excl EIOPA VA	+50bps	(1%)	(0%)	n.a.	n.a.	5%	6%	(2%)	(4%)
Non-govt spreads excl. EIOPA VA	-50bps	1%	(10%)	(2%)	(3%)	8%	11%	0%	(9%)
Non-govt spreads excl. EIOPA VA	+50bps	(2%)	(10%)	1%	4%	(8%)	(11%)	(1%)	1%
US Credit Defaults 2)	~+200bps	(18%)	(17%)	(42%)	(38%)	n.a.	n.a.	n.a.	n.a.
UFR	-15bps	(1%)	(2%)	n.a.	n.a.	(4%)	(6%)	n.a.	n.a.
Longevity 3)	+5bps	(3%)	(5%)	(4%)	(8%)	(6%)	(8%)	(1%)	(2%)
Mortgage spreads	-50bps	2%	2%	n.a.	n.a.	6%	6%	n.a.	n.a.
Mortgage spreads	+50bps	(2%)	(2%)	n.a.	n.a.	(6%)	(6%)	n.a.	n.a.
EIOPA VA	-5bps	0%	0%	n.a.	n.a.	2%	1%	n.a.	n.a.
EIOPA VA	+5bps	(0%)	(0%)	n.a.	n.a.	(2%)	(1%)	n.a.	n.a.

1	The sensitivities are presented on a Solvency II basis, after application of the conversion methodology to US regulated (life) companies.
2	Additional 130 bps defaults for 1 year plus assumed rating migration
3	Reduction of annual mortality rates by 5%

Equity sensitivities
Aegon is exposed to the risk of a downturn in equity markets. This is mainly a consequence of indirect equity exposure in the Americas.
In the Americas, equity sensitivities are primarily driven by the variable annuity (VA) business, where base contract fees are charged as a percentage of underlying funds, many of which are equity based. While guaranteed benefits are fully hedged for equity risk, the indirect equity exposure associated with the base contract fees is not. The asymmetry between the impacts of up and down shocks is caused by reserve flooring in the variable annuity business. The variable annuity voluntary reserve that was set up in 2022 provides a dampening of the RBC ratio sensitivity towards equity movements, which is reflected in these sensitivities.
Interest rates sensitivities
Aegon’s solvency ratio is not very sensitive to movements in interest rates given the asset liability management and hedging programs that are in place.
In the Americas, a decrease in interest rates leads to higher reserves for variable annuities and universal life products, which are offset by payoffs from interest rate hedging programs. The exposure to interest rates has continued to decrease due to reducing the open interest rate duration exposure on the general account.
NL Life hedges interest rate exposure on an economic basis, which results in an over-hedged position on a Solvency II basis. This results in NL Life’s solvency ratio being exposed to rising interest rates and to steepening of the interest rate curve at the longer end.
For SE Plc, exposure to lower interest rates leads to higher required capital on mortality, expense and policyholder lapse risks which is partly offset by gains on the swaps held in the general account.
Spread sensitivities
The
non-government
spread sensitivities include shocks on mortgages, corporate bonds and structured instruments. For NL Life, the spread sensitivities reflect an internal model feature that mitigates volatility caused by the basis risk between the EIOPA VA reference portfolio and NL Life’s own asset portfolio.
Overall, Aegon is exposed to the risk of widening credit spreads across non-government,
government, and mortgage instruments, which results in lower asset valuations. The solvency ratio of the Americas is positively impacted by widening spreads, which results in a higher discount rate used for valuing employee pension plan liabilities. For variable annuities, widening credit spreads also lead to lower liabilities, as – since the expansion of the dynamic hedge program in 2021 – an illiquidity premium is used in valuing the liabilities. There is a partial offset, again for variable annuities, from a lower value of separate account fixed-income assets resulting in an addition to reserves reflecting a higher cost of guarantees.
Aegon as a whole has little exposure to changes in government spreads. The exposure in the Americas is negligible, and there are offsetting risks in NL Life and SE Plc. The solvency ratio of NL Life is exposed to government spreads narrowing because the resulting increase of SCR, due to a lower volatility adjustment, outweighs the resulting increased Own Funds from higher bond valuations in terms

Aegon Annual Report on Form 20-F 2022 | 87

About Aegon Governance and risk management Financial information Non-financial information of ratio impact. The solvency ratio of SE Plc is exposed to spread widening which would have a negative impact on the valuation of fixed-income assets.
Exposure to government spread sensitivities is driven by NL Life and SE Plc. NL Life is exposed to spreads narrowing compared to spreads widening last year. This change is due to higher interest rates, the change in composition of the Solvency II ratio over the year (more Own Funds but materially lower SCR) and the sale of sovereigns over the year. The latter was a direct consequence of higher rates as NL Life had liquidity needs to fulfill margin requirements on the Interest Rate swap hedges. SE Plc is exposed to spreads widening due to the reduction in the value of fixed-income assets.
Aegon is exposed to widening mortgage spreads, due to exposure in NL Life, which has an adverse impact on the asset valuation. The Americas credit defaults sensitivity reflects the combined impact of credit default and adverse credit rating migrations on assets held in the general account portfolio.
Longevity sensitivities
All main business units contribute to the company-wide risk that people will live longer than the expectations embedded in our provisions. The exposure has decreased since last year, driven by higher rates and reserves strengthening across different product lines, including further improved premium deficiency reserve sufficiency in the LTC business in the US.
Capital quality
Solvency II distinguishes between basic Own Funds and ancillary Own Funds. Aegon’s total Own Funds are comprised of Tier 1, Tier 2, and Tier 3 basic Own Funds. Aegon does not currently have ancillary Own Funds. Tier 1 basic Own Funds are divided into unrestricted Tier 1 capital and restricted Tier 1 capital. The latter category contains Own Funds instruments subject to the restrictions of the Solvency II Delegated Regulation, which includes grandfathered Tier 1 Own Funds instruments. Based on agreements with its supervisory authorities, Aegon applies a fungibility and transferability restriction with respect to charitable trusts within the Americas. These restrictions, applied to Aegon’s basic Own Funds, result in Aegon’s Available Own Funds.
Available Own Funds
Unrestricted Tier 1 capital consists of Aegon’s share capital, share premium, and the reconciliation reserve.

The reconciliation reserve includes deductions to account for foreseeable dividends that meet the IFRS definition of a liability or have been approved by the Board but that have yet to be distributed to Aegon’s shareholders, and restrictions related to Aegon’s with-profits fund in the UK for which the excess of Own Funds over its capital requirement is ring-fenced for policyholders and therefore unavailable to Aegon’s shareholders.
Restricted Tier 1 capital consists of Aegon’s junior perpetual capital securities, perpetual cumulative subordinated bonds, and perpetual contingent convertible securities. Aegon’s Tier 2 capital consists of subordinated notes, which include Solvency II compliant notes and grandfathered dated notes. Aegon’s Tier 3 capital under the Solvency II framework consists of Aegon’s deferred tax asset position under Solvency II. For more details reference is made to note 43 “Capital management and solvency.”
The grandfathered restricted Tier 1 and Tier 2 capital instruments are grandfathered to count as capital under Solvency II for up to 10 years from January 1, 2016. All call dates are listed in note 31 “Other equity instruments” and note 32 “Subordinated borrowings” to Aegon’s consolidated financial statements.
Eligible Own Funds
Under Solvency II regulation, restrictions apply to the eligibility of restricted Tier 1, Tier 2 and Tier 3 capital. As a result, it is possible that part of the Own Funds overflows to another tier or that it is not considered eligible in determining the company Solvency II ratio.
The table below shows the composition of Aegon’s Available and Eligible Own Funds, taking into consideration tiering restrictions.
For more details on tiering restrictions, reference is made to note 43 “Capital management and solvency” in Aegon’s consolidated financial statements.
As at December 31, 2022, the Eligible Own Funds of EUR 16,332 million are slightly below the Available Own Funds of EUR 16,525 million as deferred tax assets are partly ineligible due to the Tier 3 restriction of 15% of SCR. No overflow from restricted Tier 1 to Tier 2 Own Funds is applied from year-end
2022 and 2021.

		December 31, 2022		December 31, 2021
	Available Own Funds	Eligible Own Funds	Available Own Funds	Eligible Own Funds
Unrestricted Tier 1	11,762	11,762	14,044	14,044
Restricted Tier 1	1,822	1,822	2,364	2,364
Tier 2	2,195	2,195	2,348	2,348
Tier 3	746	552	675	675
Total Tiers	16,525	16,332	19,431	19,431

88	Aegon Annual Report on Form 20-F 2022

Regulation and supervision

Regulation and supervision

Individually regulated Aegon companies are each subject to prudential supervision in their respective home countries and therefore are required to maintain a minimum solvency margin based on local requirements. In addition, the company as a whole is subject to prudential requirements on a group basis, including capital, internal governance, risk management, reporting, and disclosure requirements, pursuant to Solvency II and the Financial Conglomerates Directive. The content of this section is based on the structure and composition of Aegon, prior to the closing of the transaction with a.s.r. Aegon is engaging with its college of supervisors on the implications for group supervision upon closing of the intended transaction.
Solvency II
Introduction
The Solvency II framework imposes prudential requirements at group level as well as on the individual EU insurance companies in Aegon. Insurance supervision is exercised by local supervisors on the individual insurance companies in Aegon and, in addition, by the group supervisor at group level. The Dutch Central Bank (DNB) is Aegon’s Solvency II group supervisor. Solvency II contains economic, riskbased capital requirements for insurance companies in all EU member states, as well as for groups with insurance and/ or reinsurance activities in the EU. The Solvency II framework is structured along three pillars. Pillar 1 comprises quantitative requirements (including technical provisions, valuation of assets and liabilities, solvency requirements, and own fund requirements). Pillar 2 includes governance and risk management requirements, and requirements for effective supervision. Pillar 3 consists of disclosure and supervisory reporting requirements.
Pillar 1
Solvency II requires EU insurance companies to determine technical provisions at a value that corresponds with the present exit value of their insurance obligations towards policyholders and other beneficiaries of insurance and reinsurance contracts. The calculation of the technical provisions should be based on market-consistent information where possible. The value of the technical provisions is equal to the sum of a best estimate and a risk margin. The discount rate at which technical provisions are calculated and other parameters to determine the technical provisions may have an important effect on the amount of own funds (the excess of assets over liabilities) that insurance undertakings are required to maintain as well as volatility thereof. Insurers and reinsurers are required to hold eligible own funds in order to ensure that they are able to meet their obligations over the next 12 months with a probability of at least 99.5% (that is, the ability to withstand a
1-in-200-year
event), which is called the Solvency Capital Requirement (SCR).
Insurance companies are allowed to use: (a) a standard formula to calculate their SCR; (b) a self-developed internal model; for which the approval of the supervisory authorities is required; or (c) a partial internal model (PIM); a combination of the standard formula and an internal model that also requires approval of the supervisory authorities. An internal model should better reflect the actual risk profile of the insurance company than the standard formula. Aegon, as a Group, uses a PIM. In addition to the SCR, insurance companies should also calculate a Minimum Capital Requirement (MCR). This represents a lower level of financial security than the SCR, below which the level of eligible own funds held by the insurance company is not allowed to drop. An irreparable breach of the MCR would lead to the withdrawal of an insurance company’s license. Insurance companies are required to hold eligible own funds against the SCR and MCR. Own funds are divided into three tiers based on their quality. More details can be found in the Capital and Liquidity Management section.
Pillar 2
Under Pillar 2, insurance companies are required to set up and maintain an adequate and effective system of governance, which includes an appropriate internal organization, a risk governance system and an effective assessment of the risk and solvency position of the company, including a prospective assessment of risks, through the Own Risk and Solvency Assessment (ORSA) process. In general, the system of governance should be proportionate to the nature, scale, and complexity of the insurance company. A number of risks that insurance companies face can only be addressed through proper governance structures, rather than quantitative requirements. Management is ultimately responsible for the maintenance of an effective governance system. An example of such a risk, is climate risk, which is addressed in the ORSA process. The Supervisory Review Process (SRP), which is part of Pillar 2, allows supervisory authorities to supervise the ongoing compliance of undertakings with Solvency II requirements. Possible enforcement measures include: the imposition of capital add-ons;
the requirement to submit and execute a recovery plan; and ultimately, the revocation of an insurance license.

Aegon Annual Report on Form 20-F 2022 | 89

About Aegon Governance and risk management Financial information Non-financial information

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
Group supervision
Many of the Solvency II requirements that apply to the individual insurance undertakings apply, with the necessary modifications, also at group level. These requirements include group solvency requirements, group reporting, and disclosure requirements, and requirements regarding the system of governance, risk management, and internal control framework at group level. Entities that are not subject to solo supervision under Solvency II (such as entities in other financial sectors, non-financial
entities, and regulated and
non-regulated
entities in third countries) may be affected indirectly by the Solvency II group requirements. Entities in other financial sectors are, in most cases, taken into account in the group solvency calculation, applying the capital requirements of that specific financial sector and either by using the Accounting Consolidation method, which is the default method under Solvency II, or the Deduction and Aggregation method. The difference between these two methods primarily affects the extent to which diversification can be taken into account in the group capital requirements. Under the Accounting Consolidation method the group is essentially treated as one economic unit together with the Solvency II entities, whereas the Deduction and Aggregation method requires the group to aggregate entities, rather than to fully consolidate entities for the purpose of the group capital requirements. Subject to certain conditions, entities in other financial sectors may be included in accordance with the Accounting Consolidation method. In particular, this may be the case when the group supervisor is satisfied as to the level of integrated management and internal control regarding these entities. This applies to Aegon Bank in the Netherlands, for example. Furthermore, DNB may require groups to deduct any participation from the own funds eligible for the Group Solvency ratio. As explained in note 43 “Capital management and solvency” in Aegon’s consolidated financial statements, Aegon uses a combination of the two aggregation methods defined within the Solvency II framework to calculate the Group Solvency ratio. For insurance entities domiciled outside the EEA for which provisional or full equivalence applies, such as the United States, Aegon uses the Deduction and Aggregation method, based on local regulatory requirements to translate these into the Group Solvency position. US insurance entities are included in Aegon’s group solvency calculation in accordance with local US Risk-
Based Capital (RBC) requirements. Aegon’s current method is applied since July 1, 2017 and received approval from DNB. Details are included in note 43 “Capital management and solvency” in Aegon’s consolidated financial statements. Aegon’s UK insurance subsidiaries continue to be included in the Group Solvency II calculation in accordance with Solvency II standards, including Aegon’s approved Partial Internal Model. Solvency II group supervision is exercised by a combination of the supervisory authorities of the local insurance entities and the group supervisor. An important role in the cooperation between the supervisory authorities in the context of group supervision is played by the college of supervisors, in which the local and group supervisors are represented. This college is chaired by the group supervisor.
At international level, the International Association of Insurance Supervisors (IAIS) is developing a risk-based global Insurance Capital Standard (ICS). The IAIS’ ultimate goal, by a date yet to be determined, is a single ICS that includes a common methodology by which it achieves comparable outcomes across jurisdictions. Ongoing work is intended to lead to improved convergence over time on the key elements of the ICS towards this ultimate goal. According to the IAIS the key elements include valuation, capital resources, and capital requirements. In 2019, the IAIS adopted ICS Version 2.0, which is being used during a five-year monitoring period for confidential reporting to group-wide supervisors and discussion in supervisory colleges, not as a formal capital requirement. From 2025 onwards, it is currently envisaged that local jurisdictions will formally enact the ICS, which is described as a minimum standard. In Europe, and consequently for Aegon, this may entail that ICS standards will be incorporated in the Solvency II framework.
Solvency II review
On September 22, 2021, the European Commission published its legislative proposal for amendments to the Solvency II Directive, following extensive preparatory work in previous years by the European Commission and EIOPA. The Solvency II Directive proposal will be supplemented by a legislative proposal to amend the Solvency II Delegated Regulation, which will be published at a later stage. The co-legislators
at European level are assessing the legislative proposals in order to arrive at a final text, resulting in amendments to the Solvency II Directive and the Solvency II Delegated Regulation.
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

90	Aegon Annual Report on Form 20-F 2022

Regulation and supervision

depletion, environmental degradation, and social issues; and (3) foster transparency and long-termism in financial and economic activity. On August 1, 2022, amendments to Solvency II entered into effect, integrating sustainability risks in the governance of insurance and reinsurance undertakings. The amendments relate to the inclusion of sustainability risk in the risk management areas to be covered in the risk management system, in particular in relation to underwriting and reserving and investment risk management, as well as in the corresponding risk management policies. In addition, the identification of emerging risks and sustainability risks is included as part of the tasks of the risk management function, and as risks that form part of the calculation of the overall solvency needs and consequently of the ORSA process. Furthermore, sustainability risk is made explicitly part of the opinion of the actuarial function on the underwriting policy, and it is also made explicitly part of the remuneration policy (that is, information how the remuneration policy takes into account the integration of sustainability risks in the risk management system). Lastly, the amendments relate to the integration of sustainability risk in the prudent person principle, as well as the integration of the potential long-term impact of investment strategy and decisions on sustainability factors (for example, climate change). In addition, the proposal to amend the Solvency II Directive, following the Solvency II 2020 review, includes an additional provision that will require insurers to identify and assess climate change risk as part of the assessment of their overall solvency needs, as well as a mandate to EIOPA to explore by 2023 a dedicated prudential treatment of exposures to assets and activities associated with environmental and social objectives and to regularly review the standard formula parameters pertaining to catastrophe risk. We refer to the non-financial
information section of this Annual Report for a description of the changes to the disclosure requirements, applicable to Aegon N.V., relating to non-financial
information, including sustainability-related disclosures.
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
Recovery and resolution and systemic risk
IAIS Holistic Framework for the assessment and mitigation of systemic risk in the insurance sector, and ComFrame
In November 2019, the IAIS adopted the Holistic Framework for the assessment and mitigation of systemic risk in the insurance sector and the Financial Stability Board (FSB) decided to suspend the identification of Global Systemically Important Insurers
(G-SIIs),
which included Aegon. Some of the provisions of the Holistic Framework are included in the IAIS Insurance Core Principles (that apply to all insurers), while others are included in ComFrame (the Common Framework for the Supervision of Internationally Active Insurance Groups, or IAIGs). Following a review after three years of implementation, the Financial Stability Board (FSB), in consultation with the IAIS, has decided in December 2022 that the Holistic Framework provides a more effective basis for assessing and mitigating systemic risk in the insurance sector than
G-SII
identification. The Holistic Framework consists of an enhanced set of supervisory policy measures and powers of intervention, an annual IAIS global monitoring exercise, and an assessment of consistent implementation of supervisory measures. ComFrame establishes supervisory standards and guidance focusing on the effective group-wide supervision of IAIGs. ComFrame is a comprehensive and outcome-focused framework that provides supervisory minimum requirements tailored to the international activities and sizes of IAIGs. ComFrame builds on the Insurance Core Principles that are applicable to the supervision of all insurers. The provisions of both ComFrame and the Insurance Core Principles must be implemented in local legislation in order to have a binding effect. The applicable requirements include the preparation and submission to DNB, Aegon’s group supervisory and resolution authority, of a liquidity risk management plan and an ex-ante
recovery plan. Aegon continues to update these plans on an annual basis.
In addition, DNB is responsible for the development of Aegon’s resolution plan. The preparation of an ex-ante
recovery plan and resolution is also required under the Dutch Act on Recovery & Resolution of Insurers and foreseen in the legislative proposal to introduce a European Insurance Recovery & Resolution Directive (IRRD), which is discussed briefly below. The scope of application of this directive is expected to include IAIGs based in the European Union. Lastly, other requirements included in the Holistic Framework may be implemented in Europe through the Solvency II Review. The European Commission’s proposal to amend the Solvency II Directive includes a number of macro-prudential tools.

Aegon Annual Report on Form 20-F 2022 | 91

About Aegon Governance and risk management Financial information Non-financial information

Recovery and resolution
Dutch Act on Recovery and Resolution for Insurers
On January 1, 2019, the Dutch Act on Recovery & Resolution for Insurers (R&R Act) came into force in the Netherlands, replacing the previously applicable intervention regime. The R&R Act has introduced a revised regulatory framework for recovery and resolution of Dutch insurance companies, and provides for a range of measures to be taken by these companies and the Dutch Central Bank, in order for these insurance companies to be prepared for recovery in circumstances where it no longer meets the required solvency requirements and for orderly resolution, in circumstances where it is failing or is likely to fail. The R&R Act allows DNB to require a Dutch insurance company or a group in certain circumstances, to remove, ex-ante,
impediments to effective resolution of a Dutch insurance undertaking, such as the revision of financing arrangements, the reduction of exposures, the transfer of assets, the termination or limitation of business activities, the prohibition of starting certain new business activities, changes to the legal or operational structure of the group, or the securing certain critical business lines. The powers under the R&R Act may also extend to the level of the group and to entities, other than in insurance entities in the Netherlands, that are part of the group, such as Aegon N.V The powers include the transfer of the undertaking to a third party, the transfer to a bridge institution and the transfer of certain specific assets and/ or liabilities. In addition, a bail-in
tool was introduced that allows for the
write-off
or conversion of rights of creditors, including policyholders and beneficiaries, while respecting the principle that they should not be worse off through resolution, including the application of the bail-in
tool, than
they would be in ordinary insolvency proceedings. As part of the Solvency II review, the European Commission has proposed to introduce a recovery and resolution regime at European level, based on minimum harmonization, which means that local regimes should meet minimum standards, set at European level. It is expected that the R&R Act already meets these minimum standards to a significant extent.
Bank Recovery and Resolution Directive
Furthermore, to parts of Aegon, in particular Aegon Bank N.V., the framework of the EU Directive on the recovery and resolution of credit institutions and investment firms (the “Bank Recovery and Resolution Directive”) is applicable. The Bank Recovery and Resolution Directive also contains provisions that, in certain specific circumstances, where both Aegon Bank N.V. and Aegon N.V. fail or are likely to fail, could be applied to mixed financial holding companies such as Aegon N.V., including the right of bail-in
of creditors.
Intervention by the Dutch Minister of Finance
Lastly, under Part 6 of the Dutch Financial Supervision Act, the Dutch Minister of Finance may intervene immediately, when the stability of the financial system is threatened by the situation of a financial institution, in which case legal or statutory provisions, applicable to the financial institution, might be superseded. The intervention measures available to the Minister of Finance, include in particular the right to expropriate assets of the financial institution, as well as securities and/or other financial instruments issued by or with the cooperation of the financial institution. The exercise of this power may significantly impact the rights of the owners or holders of these assets, securities and/ or financial instruments.

92	Aegon Annual Report on Form 20-F 2022

Code of Conduct

Code of Conduct

Aegon’s Code of Conduct embodies the company’s values and helps ensure that all employees act ethically and responsibly and is available at aegon.com.
It prescribes a mandatory set of standards for how Aegon employees should conduct business, comply with all applicable laws and regulations, and exercise sound judgment in reaching ethical business decisions in the longterm interests of Aegon’s stakeholders.
Aegon’s Code of Conduct applies to all directors, officers, and employees of all Aegon companies around the world (regardless of the contractual basis of their employment), including associate companies and joint ventures that are majority owned and/or controlled by Aegon N.V. Companies in which Aegon does not hold a majority stake will be expected to either adopt the Aegon Code of Conduct or to implement an equivalent code.
All Aegon employees must certify that they have read and understood the Code of Conduct, and agree to abide by it. Employees are also required to follow mandatory training on a regular basis to help embed the principles of the Code in the way they work.
Any waivers to the Aegon Code made to directors or executive officers must be approved by the Aegon N.V. Supervisory Board or its Audit Committee. Waivers may only be granted in very exceptional circumstances and will be promptly disclosed to our shareholders in accordance with applicable laws and stock exchange requirements. No waivers were requested or given at the moment of publishing this Annual Report 2022.
Aegon Speak Up: Reporting misconduct
Breaching laws and regulations, the Code of Conduct, or internal policies and procedures may have serious consequences for the company and its staff, its customers, shareholders, and business partners, and may also have a serious impact on the financial system or the public interest. Aegon’s ambition is to be a trusted long-term partner to all its stakeholders, and therefore, the company would like to be made aware of any suspected unlawful, unethical, or otherwise improper conduct that could be harmful to the company and its stakeholders. Effective detection and resolution of such conduct will help sustain its business and ensure long-term value creation for all stakeholders.
Aegon has introduced Aegon Speak Up to demonstrate its commitment to staff and other stakeholders that it encourages people to report any concerns regarding potential misconduct and will not tolerate reprisals for making a good faith report.
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
It is important that people feel supported and protected by the company for bringing issues to the attention of management that may be harmful to the reputation and integrity of the company, its employees, or other stakeholders. Aegon has established specific measures to provide support, and to address situations that present a risk of reprisal. Reporters who believe they have experienced retaliation are encouraged to immediately bring the issue to the attention of the Group Compliance Officer.

Aegon Annual Report on Form 20-F 2022 | 93

About Aegon Governance and risk management Financial information Non-financial information

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
and
15d-15(e)
under the Securities Exchange Act of 1934). Based on this evaluation, Aegon’s CEO and CFO concluded that, as of December 31, 2022, the disclosure controls and procedures were effective. There have been no material changes in the company’s internal controls, or in other factors, that could significantly affect internal controls over financial reporting subsequent to the end of the period covered by this Annual Report.
Due to the listing of Aegon shares on the New York Stock Exchange, Aegon is required to comply with the US Securities and Exchange Commission regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, or SOX 404. These regulations require that Aegon’s CEO (the Chairman of the Executive Board) and CFO report on and certify the effectiveness of Aegon’s internal controls over financial reporting on an annual basis. Furthermore, external auditors are required to provide an opinion on the management assessment of Aegon’s internal controls over financial reporting. The SOX 404 statement by the Executive Board is stated below, followed by the report of the external auditor.
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
Management assessed the effectiveness of Aegon’s internal control over financial reporting as of December 31, 2022.
In making its assessment management used the criteria established in “Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission” (COSO, 2013 framework).
There were no changes to our internal control over financial reporting during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Based on the assessment, management concluded that, in all material aspects, the internal control over financial reporting was effective as of December 31, 2022. They have reviewed the results of its work with the Audit Committee of the Supervisory Board.
Attestation report of the registered public accounting firm
Management assessment of the effectiveness of internal control over financial reporting as of December 31, 2022, was audited by PricewaterhouseCoopers Accountants N.V., an independent registered public accounting firm, as stated in their report included on page 330.

94	Aegon Annual Report on Form 20-F 2022

Controls and procedures

Management’s assessment of going concern
Aegon’s management has adopted a going concern
basis, in preparing the consolidated financial statements,
on the reasonable assumption that the company is, and
will be, able to continue its normal course of business
in the foreseeable future.
Relevant facts and circumstances, relating
to the consolidated financial position on December 31,
2022, were assessed in order to reach the going concern
assumption. The main areas assessed are financial
performance, capital adequacy, financial flexibility, liquidity, and access to capital markets, together with the factors
likely to affect Aegon’s future development, performance,
and financial position. Commentary on these is set out in the
“Capital and liquidity management”, “Risk management”,
“Results of operations” and “Business overview” sections
in this Annual Report. Aegon’s CEO and CFO concluded that
the going concern assumption is appropriate on the basis
of the financial performance of the company, its continued
ability to access capital markets, adequate solvency ratios, and the level of leverage and Cash Capital at Holding.
The Hague, the Netherlands, March 22, 2023
The Executive Board of Aegon N.V.
Lard Friese, CEO
Matthew J. Rider, CFO

Aegon Annual Report on Form 20-F 2022 | 95

This page intentionally left blank.

96	Aegon Annual Report on Form 20-F 2022

Financial
information
2022

Aegon Annual Report on Form 20-F 2022 | 97

About Aegon Governance and risk management Financial information Non-financial information

Financial information
100	Selected financial data
102	Results of operations

103	◆ Results 2022 worldwide

107	◆ Results 2022 Americas

111	◆ Results 2022 The Netherlands

115	◆ Results 2022 United Kingdom

118	◆ Results 2022 International

122	◆ Results 2022 Asset Management

Consolidated financial statements of Aegon N.V.
125	Exchange rates
126	Consolidated income statement of Aegon N.V.
127	Consolidated statement of comprehensive income of Aegon N.V.
128	Consolidated statement of financial position of Aegon N.V.
129	Consolidated statement of changes in equity of Aegon N.V.
132	Consolidated cash flow statement of Aegon N.V.

Notes to the consolidated financial statements

133	1	General information

133	2	Significant accounting policies

164	3	Critical accounting estimates and judgment in applying accounting policies

169	4	Financial risks

190	5	Segment information

200	6	Premium income and premiums paid to reinsurers

201	7	Investment income

202	8	Fee and commission income

202	9	Income from reinsurance ceded

202	10	Results from financial transactions

204	11	Other income

204	12	Policyholder claims and benefits

204	13	Profit sharing and rebates

205	14	Commissions and expenses

207	15	Impairment charges / (reversals)

208	16	Interest charges and related fees

208	17	Other charges

209	18	Income tax

211	19	Earnings per share

212	20	Dividend per common share

213	21	Cash and cash equivalents

215	22	Investments

216	23	Investments for account of policyholders

218	24	Derivatives

221	25	Investments in joint ventures and associates

223	26	Reinsurance assets

225	27	Deferred expenses

225	28	Other assets and receivables

229	29	Intangible assets

230	30	Shareholders’ equity

237	31	Other equity instruments

238	32	Subordinated borrowings

238	33	Trust pass-through securities

239	34	Insurance contracts

242	35	Investment contracts

243	36	Guarantees in insurance contracts

246	37	Borrowings

248	38	Provisions

248	39	Defined benefit plans

253	40	Deferred tax

256	41	Other liabilities

256	42	Accruals

256	43	Capital management and solvency

262	44	Fair value

274	45	Commitments and contingencies

278	46	Transfers of financial assets

281	47	Offsetting, enforceable master netting arrangements and similar agreements

282	48	Companies and businesses acquired and divested

283	49	Group companies

285	50	Related party transactions

286	51	Discontinued operations

304	52	Events after the reporting period

98	Aegon Annual Report on Form 20-F 2022

Financial statements of Aegon N.V.
306		Income statement of Aegon N.V.
307		Statement of financial position of Aegon N.V.

Notes to the financial statements of Aegon N.V.
308	1	General information
308	2	Significant accounting policies
308	3	Investment income
308	4	Results from financial transactions
309	5	Commissions and expenses
309	6	Interest charges and related fees
309	7	Income tax
309	8	Shares in group companies
309	9	Loans to group companies
310	10	Non-current assets
310	11	Receivables
310	12	Other current assets
310	13	Share capital
312	14	Shareholders’ equity
315	15	Other equity instruments
316	16	Subordinated borrowings
316	17	Long-term borrowings
316	18	Current liabilities
317	19	Commitments and contingencies
317	20	Number of employees
317	21	Auditor’s remuneration
318	22	Events after the reporting period
318	23	Proposal for profit appropriation

Other information

319	Profit appropriation

320	Major shareholders

Other financial information

323	Schedule I

324	Schedule II

326	Schedule III

328	Schedule IV

329	Schedule V

330	Auditor’s report on the Annual Report on Form 20-F

Additional information

335	Overview of Americas

341	Overview of the Netherlands

347	Overview of United Kingdom

351	Overview of International

357	Overview of Asset Management

360	Risk factors Aegon N.V.

384	Compliance with regulations

385	Property, plant and equipment

386	Employees and labor relations

387	Dividend policy

388	The offer and listing

389	Memorandum and Articles of Association

391	Differences between Dutch and US company laws

392	Material contracts

393	Exchange controls

394	United States tax consequences to holders of shares

398	Principal accountant fees and services

399	Purchases of equity securities by the issuer and affiliated purchasers

Aegon Annual Report on Form 20-F 2022 | 99

About Aegon Governance and risk management Financial information Non-financial information

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
126-304)
of this Annual Report.
Selected consolidated income statement information

In EUR millions (except per share amount)	2022	2021	2020	2019	2018

Amounts based upon IFRS

Premium income 1)	13,192	13,731	14,105	16,015	17,329

Investment income 1)	5,613	4,893	5,087	5,319	4,772

Total revenues 1)	21,331	21,091	21,318	23,597	24,439

Result before tax from continuing operations 1)	(1,543)	1,164	(958)	1,197	(154)

Net result from continuing and discontinued operations	(1,404)	2,029	(135)	1,236	707

Earnings per common share

Basic	(0.73)	0.94	(0.09)	0.56	0.29

Diluted	(0.73)	0.94	(0.09)	0.56	0.29

Earnings per common share B

Basic	(0.02)	0.02	-	0.01	0.01

Diluted	(0.02)	0.02	-	0.01	0.01

Earnings per common share from continuing operations

Basic	(0.54)	0.48	(0.33)	0.45	(0.08)

Diluted	(0.54)	0.48	(0.33)	0.45	(0.08)

Earnings per common share B from continuing operations

Basic	(0.01)	0.01	(0.01)	0.01	-

Diluted	(0.01)	0.01	(0.01)	0.01	-
1	Amounts for 2021-2018 have been re-presented to reflect the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.
Selected consolidated balance sheet information

In EUR millions	2022	2021	2020	2019	2018

Amounts based upon IFRS

Total assets	401,786	468,252	443,814	439,769	392,008

Insurance and investment contracts 1)	278,932	400,104	370,286	371,014	329,974

Borrowings including subordinated and trust pass-through securities 1)	6,464	11,980	10,735	11,650	13,583

Shareholders’ equity	12,071	23,813	22,018	21,842	19,189
1 2022 excludes the liabilities of the disposal group, which are separately disclosed in note 51 Discontinued operations.

100	Aegon Annual Report on Form 20-F 2022

Selected financial data

Number of common shares

In thousands	2022	2021	2020	2019	2018

Balance at January 1	2,106,313	2,098,114	2,105,139	2,095,648	2,095,648

Share issuance	-	-	-	-	-

Stock dividends	13,782	10,665	2,466	9,491	-

Shares withdrawn	(10,665)	(2,466)	(9,491)	-	-
Balance at end of period	2,109,430	2,106,313	2,098,114	2,105,139	2,095,648

Number of common shares B

In thousands	2022	2021	2020	2019	2018
Balance at January 1	568,839	571,795	585,022	585,022	585,022

Shares withdrawn	(22,643)	(2,956)	(13,227)	-	-
Balance at end of period	546,196	568,839	571,795	585,022	585,022

Dividends
Aegon declared interim and final dividends on common shares for the years 2018 through 2022, with the exception for the 2019 final dividend, in the amounts set forth in the following table. The 2022 interim dividend amounted to EUR 0.11 per common share and EUR 0.00275 per common share B. The interim dividend was paid in cash or stock at the election of the shareholder. The interim dividend was payable as of September 21, 2022. At the General Meeting of Shareholders currently scheduled for May 25, 2023, the Executive Board will, in line with its earlier announcement and barring unforeseen circumstances, propose a final dividend of EUR 0.12 per common share, and EUR 0.003 per common share B, which has financial rights attached to it of 1/40 th
of a common share. Aegon intends to move to a cash-only dividend as of the final dividend of 2022. To this end, Aegon will present an update to its dividend policy for discussion at the next Annual General Meeting of Shareholders. This final dividend of 2022 will bring the total dividend for 2022 to EUR 0.23 per common share and EUR 0.00575 per common share B. Dividends in US dollars are calculated based on the foreign exchange reference rate (WM/ Reuters closing spot exchange rate fixed at 5.00 pm Central European Summer Time ('CEST')) on the US-ex dividend day.

	EUR per common share			USD per common share
Year	Interim	Final	Total	Interim	Final	Total

2018	0.14	0.15	0.29	0.16	0.17	0.33

2019	0.15	0.00 1)	0.15	0.17	-	0.17

2020	0.06	0.06	0.12	0.07	0.07	0.14

2021	0.08	0.09	0.17	0.09	0.10	0.19

2022	0.11	0.12 2)	0.23	0.11
1	Aegon forewent the 2019 final dividend of EUR 0.16 to strengthen its balance sheet and improve its risk profile.
2	Proposed.

Aegon Annual Report on Form 20-F 2022 | 101

About Aegon Governance and risk management Financial information Non-financial information

Results of operations
This Annual Report on Form 20-F includes the following non-IFRS financial measure: operating result and addressable expenses.
The reconciliation of operating result to the most comparable IFRS measure is presented in note 5 'Segment information' of the consolidated financial statements. Operating result is calculated by consolidating on a proportionate basis the revenues and expenses of Aegon's joint ventures in Brazil, China, India, the Netherlands, Portugal and Spain and Aegon's associates in France, the Netherlands and United Kingdom. The information on the following tables also includes the non-IFRS financial measure operating result after tax. This is the after-tax equivalent of operating result.
The reconciliation of addressable expenses to operating expenses, the most comparable IFRS measure, is presented in this section. Operating expenses are all expenses associated with selling and administrative activities (excluding commissions). This includes certain expenses recorded in other charges for segment reporting, including restructuring charges. Addressable expenses are calculated by excluding the following items from operating expenses: direct variable acquisition expenses, restructuring expenses (including expenses related to the operational improvement plan), and expenses related to acquisitions and disposals. Addressable expenses are reported on a constant currency basis.
Aegon's senior management is compensated based in part on Aegon's results against targets using the non-IFRS measures presented in this report. While many other insurers in Aegon's peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards and readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before making a comparison. Aegon believes the non-IFRS measures present within this report, when read together with Aegon's reported IFRS financial statements, provide meaningful supplemental information for the investing public. This enables them to evaluate Aegon's businesses after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (as companies may use different local generally accepted accounting principles (GAAPs)), and this may make the comparability difficult between time periods.
For the discussion on our operating results and addressable expenses for the year ended December 31, 2021 compared to the year ended December 31, 2020, please refer to the section Results of operations on pages 96 to 117 in Aegon's Annual Report on Form 20-F 2021.
Aegon has changed the grouping of the operating segments included in the performance measure. As per January 1, 2022, Mongeral Aegon Group (MAG Seguros) is no longer reported within the Americas segment, but reported in the International segment. For the impact on comparative numbers please refer to note 5 Segment information. There is no impact on the consolidated numbers of Aegon.

102	Aegon Annual Report on Form 20-F 2022

Results of operations – Worldwide

Results 2022 worldwide
Operating result geographically

Amounts in EUR millions	2022	2021	%

Operating result after tax	1,525	1,582	(4)

Tax on operating result	394	324	22

Operating result

Americas	790	790	-

The Netherlands	783	755	4

United Kingdom	206	184	12

International	167	143	17

Asset Management	193	253	(24)

Holding and other activities	(220)	(219)	(1)
Operating result	1,918	1,906	1

Fair value items	251	854	(71)
Realized gains / (losses) on investments	(650)	446	n.m.

Net impairments	(36)	53	n.m.
Non-operating items	(435)	1,352	n.m.

Other income / (charges)	(2,321)	(780)	(198)
Result before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	(837)	2,478	n.m.
Income tax from certain proportionately consolidated joint ventures and associates included in result before tax	85	78	10
Income tax	(567)	(449)	(26)

Of which Income tax from certain proportionately consolidated joint ventures and associates included in result before tax	(85)	(78)	(10)
Net result	(1,404)	2,029	n.m.

Operating expenses	3,902	3,775	3

Addressable expenses 1)	3,028	3,094	(2)
1	Addressable expenses are reported at constant currency at the FY 2022 weighted average foreign exchange rate.
New life sales

Amounts in EUR millions	2022	2021	%
Americas	473	352	34
The Netherlands	73	74	(2)
United Kingdom	26	31	(15)

International	253	228	12
Total recurring plus 1/10 single	825	686	21

Amounts in EUR millions	2022	2021	%
New premium production accident & health insurance	170	170	(1)

New premium production property & casualty insurance	106	96	9
Gross deposits (on and off balance)

Amounts in EUR millions	2022	2021	%
Americas	34,229	32,500	5
The Netherlands	22,410	19,902	13
United Kingdom	9,949	24,764	(60)
International	660	387	71

Asset Management 1 )	127,088	157,290	(19)
Total gross deposits	194,336	234,843	(17)
1
Includes deposits from Third-Party and Strategic Partnerships only.

Aegon Annual Report on Form 20-F 2022 | 103

About Aegon Governance and risk management Financial information Non-financial information

Net deposits (on and off balance)

Amounts in EUR millions	2022	2021	%

Americas	(16,083)	(17,656)	9

The Netherlands	1,201	(273)	n.m.

United Kingdom	(2,765)	10,228	n.m.

International	28	191	(85)

Asset Management 1)	(229)	12,885	n.m.

Total net deposits / (outflows)	(17,848)	5,374	n.m.
1
Includes deposits from Third-Party and Strategic Partnerships only.
Worldwide revenues geographically 2022

Amounts in EUR millions	Americas	The Nether- lands	United Kingdom	Interna- tional	Asset Manage- ment	Holding and other activities	Segment total	Associates and Joint Ventures elimina- tions	Consoli- dated

Total life insurance premiums	7,329	1,168	4,081	1,280	-	6	13,864	(1,016)	12,848

Accident & health insurance premiums	1,407	257	-	184	-	-	1,848	(79)	1,769

Property & casualty insurance premiums	-	144	-	182	-	-	326	(182)	144

Total gross premiums	8,735	1,569	4,081	1,646	-	6	16,037	(1,276)	14,761

Investment income	3,467	1,728	1,951	297	12	(3)	7,453	(114)	7,338

Fee and commission income	2,021	325	217	42	693	(187)	3,111	(240)	2,871

Other revenue	-	-	-	26	5	-	31	(30)	1

Total revenues	14,223	3,622	6,250	2,011	710	(184)	26,633	(1,661)	24,972

Number of employees, including agent employees	6,153	3,609	2,621	4,281	1,464	958	19,087
Worldwide revenues geographically 2021

Amounts in EUR millions	Americas	The Nether- lands	United Kingdom	Interna- tional	Asset Manage- ment	Holding and other activities	Segment total	Associates and Joint Ventures eliminations	Consoli- dated

Total life insurance premiums	6,917	1,323	4,613	1,372	-	-	14,225	(825)	13,400

Accident & health insurance premiums	1,273	254	3	179	-	-	1,709	(67)	1,643

General insurance premiums	-	136	-	432	-	-	569	(168)	401

Total gross premiums	8,190	1,713	4,616	1,984	-	-	16,504	(1,060)	15,444

Investment income	2,909	2,088	1,691	361	12	(19)	7,042	(75)	6,967

Fee and commission income	1,920	300	223	59	800	(183)	3,120	(335)	2,785

Other revenue	-	-	-	14	2	12	27	(15)	13

Total revenues	13,019	4,101	6,531	2,418	814	(190)	26,693	(1,484)	25,209

Number of employees, including agent employees	6,942	3,534	2,476	7,323	1,675	321	22,271

104	Aegon Annual Report on Form 20-F 2022

Results of operations

Results 2022 worldwide
Aegon’s net result amounted to a loss of EUR 1.4 billion in 2022, compared with a EUR 2 billion profit in 2021. This was mainly driven by losses on non-operating items in 2022 compared with gains in 2021. Furthermore, Other charges increased compared with 2021. Non-operating items in 2022 mainly reflected fair value losses from interest rate hedges in the United States and from realized losses on investments in the United States and in the Netherlands. Other charges were higher in 2022, mainly driven by an impairment loss related to the transaction with a.s.r. that was announced in 2022. The operating result for 2022 was stable compared with 2021 at EUR 1.9 billion. The result was supported by expense savings, benefits from growth initiatives, improved claims experience, and strengthening of the US dollar. This was offset by lower fees due to adverse market movements and outflows in US Variable Annuities and Asset Management.
Net result
The 2022 net result amounted to a loss of EUR 1.4 billion and was driven by non-operating items and Other charges, which more than offset the operating result of EUR 1.9 billion. Non-operating items amounted to a loss of EUR 435 million in 2022, whereas a gain of EUR 930 million was recorded in 2021. The reduced result from Non-operating items in 2022 resulted mostly from fair value items turning negative and realized losses on investments, while 2021 showed realized gains on investments. Fair value gains amounted to EUR 251 million in 2022 and were mainly from the Americas, largely due to the dynamic hedge program for US variable annuities with GMDB and GMIB riders. This program targets to hedge the economic liability. However, under IFRS reporting, discount rates for liabilities are locked-in, which led to an accounting mismatch and resulted in a fair value loss from the increase in interest rates during the year. Realized losses on investments were EUR 650 million in 2022 and were primarily from the sales of bonds in the Americas and the Netherlands to maintain a robust liquidity position, consistent with Aegon’s strict liquidity framework. Other charges in 2022 amounted to EUR 2.3 billion, compared with EUR 780 million in 2021. Other charges were mainly driven by an impairment loss triggered by classifying Aegon the Netherlands as held for sale, as a result of the announced transaction with a.s.r. This impairment was not tax deductible. Other charges furthermore included the impact from investments in the operational improvement plan across the businesses and various actuarial assumption updates and charges from reinsurance rate increases in the Americas. There was a partial offset from the net book gain from the divestment of Aegon’s businesses in Hungary and Turkey, and the sale of Aegon’s 50% stake in the joint venture with Liberbank. This led to a loss before tax of EUR 837 million in 2022. After the tax charge of EUR 567 million, the net result for 2022 amounted to EUR 1.4 billion.
Operating result
The operating result for 2022 was stable compared with 2021 at EUR 1.9 billion. The result was supported by expense savings, benefits from growth initiatives, improved claims experience, and strengthening of the US dollar. This was offset by lower fees due to adverse market movements and outflows in US Variable Annuities and Asset Management.
◆	The Americas’ operating result in 2022 remained stable compared with 2021 at EUR 790 million. Strengthening of the US dollar, an improvement in the mortality claims experience in Life, and lower expenses as a result of the operational improvement plan benefited the result. This was offset by a lower result from Variable Annuities where fee income was negatively impacted by adverse markets and expected outflows. In addition, lower fee revenues in Mutual Funds and Retirement Plans and less favorable morbidity experience in Accident & Health contributed to the offset.
◆	Operating result from the Netherlands increased by 4% compared with 2021 to EUR 783 million in 2022. The results of Bank and Workplace Solutions showed an increase, supported by higher interest rates, business growth, and non-life reserve releases, while the results of Life and Mortgages decreased, reflecting lower investment income from mortgages.
◆	In the United Kingdom, the operating result rose by 12% compared with 2021 to EUR 206 million in 2022. The increase was mainly the result of lower operating expenses, driven by lower addressable expenses. Revenues increased compared with 2021 as higher net investment income on the general account more than offset the impacts from the loss of earnings due to the gradual run-off of the traditional product portfolio.
◆	The operating result from International increased by 17% compared with 2021 to EUR 167 million in 2022. The increase reflects an improvement in claims experience, business growth, and an increase in Aegon’s economic ownership in its Brazilian business. These items more than offset a reduction in TLB’s operating result compared with 2021 as a result of a reinsurance treaty with Transamerica.
◆	The operating result from Asset Management decreased by 24% compared with 2021 to EUR 193 million in 2022. This decrease was mainly driven by lower performance fees net of performance-based compensation in Strategic Partnerships. Management fees in Global Platforms were negatively impacted by a reduction in asset balances due to adverse market conditions and outflows, and were only partly offset by lower expenses.
◆	The operating result for Holdings and other activities amounted to a loss of EUR 220 million in 2022 compared with a loss of EUR 219 million in 2021, and mainly reflects funding expenses.

Aegon Annual Report on Form 20-F 2022 | 105

About Aegon Governance and risk management Financial information Non-financial information

Operating expenses
Operating expenses increased by 3% compared with 2021 to EUR 3.9 billion in 2022. This was driven by non-recurrence of a one-time benefit in 2021, increased project costs for IFRS 9 and 17 implementation and unfavorable currency movements. These more than offset the impact from lower addressable expenses and the impact of the completion of the sale of Aegon’s businesses in Hungary and Turkey.
Addressable expenses decreased by 2% compared with 2021 on a constant currency basis to EUR 3.0 billion in 2022. The benefit from expense savings initiatives and lower performance related compensation expenses was only partly offset by additional investments in growth initiatives across the group, and other elements including higher own employee pension costs in the Netherlands.
The reconciliation from operating expenses from continuing operations to addressable expenses is presented in the table below.

	Note	2022	2021
Employee expenses from continuing operations	14	1,707	1,511

Administrative expenses from continuing operations	14	1,218	1,294

Operating expenses from continuing operations		2,926	2,803

Operating expenses from discontinued operations		687	675

Operating expenses from continuing operations and discontinued operations		3,613	3,478

Operating expenses related to joint ventures and associates		289	297

Operating expenses in result of operations		3,902	3,775

Operating expenses related to joint ventures and associates		(289)	(297)

Deferred acquisition expenses		(53)	(51)

Restructuring expenses		(98)	28

Operational improvement plan expenses		(401)	(389)

Acquisition and disposals		(33)	(163)

FX effect constant currency and other		-	190

Addressable expenses		3,028	3,094
Capital management
During 2022, shareholders’ equity decreased by EUR 11.7 billion to EUR 12.1 billion, mostly due to higher interest rates, which had a negative impact on the revaluation reserve. The net loss of EUR 1.4 billion in 2022 also contributed unfavorably. Aegon’s shareholders’ equity, excluding revaluation reserves, non-controlling interests and share options not yet exercised decreased from EUR 17.4 billion at year-end 2021 to EUR 16.5 billion at year-end 2022, or EUR 8.38 per common share. This decrease is mainly driven by the net loss, which more than offset a strengthening of the US dollar against the euro.
Gross financial leverage based on IFRS as adopted by EU improved to EUR 5.6 billion on December 31, 2022, compared with EUR 5.9 billion on December 31, 2021. This reduction was driven by a debt tender offer, which reduced Aegon’s gross financial leverage by EUR 429 million. This decrease was partly offset by the strengthening of the US dollar against the euro.
Cash Capital at Holding increased from EUR 1.3 billion at the end of 2021 to EUR 1.6 billion at the end of 2022. Free cash flows amounted to EUR 780 million for 2022, while divestitures net of acquisitions amounted to EUR 798 million and were driven by the proceeds closing the sale of Aegon’s businesses in Hungary and Turkey as well as the sale of Aegon’s 50% stake in the joint venture with Liberbank. The proceeds from these divestitures provided Aegon with the financial flexibility to reduce its debt through a debt tender offer and to return surplus cash capital to its shareholders via a EUR 306 million share buyback. Furthermore, cash used for dividend payments totaled EUR 407 million in 2022. Cash used to reduce leverage amounted to EUR 417 million. Other cash outflows amounted to EUR 110 million and were driven by capital injections into smaller units and losses from rolling currency hedges related to Aegon's gross financial leverage.
As at December 31, 2022, Aegon's estimated Group Solvency II ratio amounted to 208%, a decrease of 3%-points since December 31, 2021. While operating capital generation more than offset dividends to shareholders, market movement had a negative impact, driven by lower equity markets in the US. Other elements reducing the ratio included a reduction of eligible own funds due to tiering restrictions and a reduction of group diversification benefits. For more details, please refer to note 43.

106	Aegon Annual Report on Form 20-F 2022

Results of operations – Americas

Results 2022 Americas

	Amounts in USD millions			Amounts in EUR millions
	2022	2021	%	2022	2021	%
Operating result after tax	703	847	(17)	668	716	(7)

Tax on operating result	129	88	48	123	74	66

Operating result

Individual Solutions	549	668	(18)	521	565	(8)

Workplace Solutions	284	268	6	269	226	19

Operating result	833	935	(12)	790	790	11

Fair value items	(1,732)	826	n.m.	(1,644)	698	n.m.

Realized gains / (losses) on investments	(505)	370	n.m.	(479)	313	n.m.

Net impairments	(13)	17	n.m.	(13)	15	n.m.

Non-operating items	(2,250)	1,213	n.m.	(2,136)	1,025	n.m.

Other income / (charges)	(555)	(789)	30	(526)	(667)	21

Result before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	(1,972)	1,359	n.m.	(1,872)	1,149	n.m.

Income tax from certain proportionately consolidated joint ventures and associates included in result before tax	-	-	n.m.	-	-	n.m.

Income tax	486	(162)	n.m.	462	(137)	n.m.

Of which Income tax from certain proportionately consolidated joint ventures and associates included in result before tax	-	-	n.m.	-	-	n.m.

Net result	(1,486)	1,197	n.m.	(1,411)	1,012	n.m.

Life insurance gross premiums	7,720	8,184	(6)	7,329	6,917	6

Accident and health insurance premiums	1,482	1,506	(2)	1,407	1,273	11

Total gross premiums	9,202	9,689	(5)	8,735	8,190	7

Investment income	3,652	3,441	6	3,467	2,909	19

Fee and commission income	2,129	2,272	(6)	2,021	1,920	5

Other revenues	-	-	n.m.	-	-	n.m.

Total revenues	14,983	15,403	(3)	14,223	13,019	9

Operating expenses	1,757	1,705	3	1,668	1,441	16

Addressable expenses 1)	1,511	1,541	(2)	1,434	1,464	(2)
1 Addressable expenses are reported at constant currency at the FY 2022 weighted average foreign exchange rate.

New life sales
	Amounts in USD millions			Amounts in EUR millions

	2022	2021	%	2022	2021	%
Individual Solutions	431	360	20	409	304	35

Workplace Solutions	67	57	17	63	48	31

Total recurring plus 1/10 single	498	417	19	473	352	34

	Amounts in USD millions			Amounts in EUR millions

	2022	2021	%	2022	2021	%

New premium production accident & health insurance	133	152	(12)	126	129	(2)

Aegon Annual Report on Form 20-F 2022 | 107

About Aegon Governance and risk management Financial information Non-financial information

Gross deposits (on and off balance)

	Amounts in USD millions			Amounts in EUR millions
	2022	2021	%	2022	2021	%
Individual Solutions	8,757	10,298	(15)	8,313	8,704	(4)
Workplace Solutions	27,300	28,154	(3)	25,916	23,797	9
Total gross deposits	36,057	38,451	(6)	34,229	32,500	5

Net deposits (on and off balance)

	Amounts in USD millions			Amounts in EUR millions
	2022	2021	%	2022	2021	%
Individual Solutions	(9,040)	(7,709)	(17)	(8,582)	(6,516)	(32)
Workplace Solutions	(7,902)	(13,179)	40	(7,502)	(11,140)	33
Total net deposits / (outflows)	(16,942)	(20,889)	19	(16,083)	(17,656)	9
Exchange rates

	Weighted average rate			Closing rate as of
Per 1 EUR	2022	2021	December 31, 2022	December 31, 2021
USD	1.0534	1.1831	1.0673	1.1372

108	Aegon Annual Report on Form 20-F 2022

Results of operations – Americas

Results 2022 Americas
Aegon’s businesses in the Americas reported a net loss of USD 1,486 million in 2022 compared with a net profit of USD 1,197 million in 2021. The operating result decreased by 12% compared with 2021 to USD 833 million in 2022, as lower fees due to adverse market movements and outflows in Variable Annuities and less favorable morbidity experience more than offset lower expenses and an improvement in mortality experience. A loss of USD 2,250 million in non-operating items in 2022 was driven by fair value losses and realized losses on investments. Other charges amounted to USD 555 million and were mainly driven by reinsurance rate increases and actuarial assumption updates.
Net result
Aegon’s businesses in the Americas reported a net loss of USD 1,486 million in 2022 compared with a net profit of USD 1,197 million in 2021. The decrease in net result was driven by a lower operating result and a loss from non-operating items, this was partly offset by lower Other charges. The operating result decreased by 12% compared with 2021 to USD 833 million in 2022. Non-operating items resulted in a loss of USD 2,250 million and were driven by fair value losses and realized losses on investments. Other charges amounted to USD 555 million and were partly driven by reinsurance rate increases and actuarial assumption updates.
Results on fair value items amounted to a loss of USD 1,732 million in 2022, which was primarily related to the following items:
◆	Fair value hedges without an accounting match under IFRS resulted in a loss of USD 1,824 million and are mainly related to the dynamic hedge program for GMDB and GMIB riders in the legacy Variable Annuities portfolio. This program targets to hedge the economic liability and showed 97% economic hedge effectiveness. However, under IFRS reporting, discount rates for liabilities are locked-in, which led to an accounting mismatch and resulted in a fair value loss from the increase in interest rates during the year.
◆	The result on fair value hedges with an accounting match – which includes the hedges program for GMWB riders – amounted to a loss of USD 52 million caused by losses on unhedged basis and volatility risks.
◆	Gains on fair value investments of USD 143 million, mainly driven by the outperformance of multi-family property investments and real estate with commodity exposure at the beginning of the year.
Realized losses on investments were USD 505 million and were driven by asset sales to protect the liquidity position in the context of rising interest rates and consistent with Aegon’s strict liquidity framework. In addition, losses resulted from adjustments to the Transamerica’s interest rate risk profile following the increase in interest rates. Net impairments of USD 13 million were driven by gross impairments of fixed income assets, which was partly offset by recoveries from residential mortgage-backed securities.
Other charges of USD 555 million in 2022 were mainly driven by USD 210 million charges from reinsurance rate increases, USD 170 million one-time investments related to the operational improvement plan, and the impact from various actuarial assumption updates.
Operating result
The operating result in 2022 decreased by 12% compared with 2021 to USD 833 million. This was primarily due to a lower result from Variable Annuities where fee income was negatively impacted by adverse markets and expected outflows. In addition, lower fee revenues in Mutual Funds and Retirement Plans and less favorable morbidity experience in Accident & Health contributed to the decrease. This was partly offset by an improvement in the mortality claims experience in Life and lower expenses as a result of the operational improvement plan.
The Individual Solutions operating result decreased by 18% compared with 2021 to USD 549 million.
◆
The Individual Life operating result of USD 161 million in 2022 compared with a loss of USD 111 million in 2021. The Individual Life operating result was impacted by adverse mortality experience of USD 148 million. USD 90 million of the adverse claims experience was directly attributable to COVID-19 as cause of death. The remaining mortality experience is mainly attributed to higher claims frequency in Universal Life and Traditional Life, which Aegon believes to be in part indirectly related to COVID-19. The Life operating result was also supported by lower operating expenses, and the one-time recognition of the TLB operating result from the third quarter of 2022 of USD 28 million, following the reinsurance treaty

Aegon Annual Report on Form 20-F 2022 | 109

About Aegon Governance and risk management Financial information Non-financial information between TLB and Transamerica that commenced retrospectively on July 1, 2022. This reinsurance treaty contributed additional USD 30 million to the operating result in the fourth quarter of 2022.
◆	Individual Accident & Health operating result of USD 284 million in 2022 compared with USD 356 million in 2021, mainly due to less favorable morbidity experience of USD 118 million in 2022 compared with USD 211 million in 2021. Most of the favorable morbidity experience was related to the closed block of Long-Term Care insurance, where the actual to expected claim ratio amounted to 81% in 2022 compared to 64% in 2021. This was partly driven by the release of the incurred but not reported (IBNR) reserve in the first half of 2022 that had been set up in 2020, as new claims are now back at pre-pandemic levels.
◆	The Mutual Funds operating result of USD 39 million in 2022 compared with USD 58 million in 2021 due to a decrease in fees from unfavorable market performance and net outflows.
◆	The Variable Annuities operating result of USD 33 million in 2022 compared with USD 345 million in 2021, driven by higher benefit costs and lower fee revenues, a consequence of expected outflows and the impact of lower equity markets as well as higher interest rates on account balances.
◆	The Fixed Annuities operating result of USD 32 million in 2022 compared with USD 20 million in 2021, mainly due to the impact of higher interest rates leading to benefits from new annuitizations.
Workplace Solutions operating result increased by 6% compared with 2021 to USD 284 million.
◆	Life operating result of USD 35 million in 2022 compared with USD 13 million in 2021, reflecting better mortality experience and improved margins.
◆	Accident & Health operating result of USD 11 million in 2022 compared with USD 21 million in 2021, reflecting higher expenses and worse than expected persistency.
◆	Retirement Plans operating result of USD 162 million in 2022 compared with USD 156 million in 2021, as higher revenues from the Advice Center, participant fees, and transaction fees, as well as higher investment income more than offset a decrease in fee income from lower account values as a result of market movements.
◆	Stable Value Solutions operating result of USD 76 million in 2022 compared with USD 77 million in 2021.
Operating expenses
Operating expenses increased by 3% compared with 2021 to USD 1.8 billion in 2022, mainly reflecting a favorable one-time benefit from changes to the employee pension plan in 2021, partly offset by lower addressable expenses.
Addressable expenses decreased by 2% compared with 2021 to USD 1.5 billion in 2022, driven by expense savings initiatives as part of the operational improvement plan to reduce employee, real estate, and third-party expenses.
Sales
Net outflows amounted to USD 16.9 billion in 2022 compared with net outflows of USD 20.9 billion in 2021. USD 5.2 billion of the USD 7.9 billion of net outflows in Retirement Plans were due to the discontinuance of one large Multiple-Employer-Plan in the Middle-Market segment of Retirement Plans. Net outflows in Variable Annuities amounted to USD 4.8 billion in 2022 and reflect the fact that Transamerica has discontinued the sale of variable annuities with significant interest rate sensitive riders. Mutual Funds saw outflows as the result of challenging market conditions. The run-off of the Fixed Annuities book contributed to the net outflows as well.
New life sales increased by 19% to USD 498 million in 2022 compared with USD 417 million in 2021. Individual Solutions new life sales grew by 20% compared with 2021 to USD 431 million. This was mainly driven by increased sales of indexed universal life across all distribution channels. The improved service experience and continued competitiveness of Transamerica’s products supported an increase in market share in the World Financial Group (WFG) distribution channel to 67% in the last quarter of 2022. WFG further expanded its distribution reach by growing its number of licensed life agents to a record level of more than 62,600 agents at year-end of 2022, a 20% increase compared with the year-end of 2021. Workplace Solutions new life sales increased by 17% compared with 2021 to USD 67 million, mainly driven by an increase in renewal rates for universal life products.
New Accident & Health premium production declined by 12% compared to 2021 to USD 133 million. In Workplace Solutions, new Accident & Health premium production increased to USD 129 million in 2022 from USD 116 million in 2021. New Individual Solutions Accident & Health premium production decreased to USD 4 million in 2022 from USD 36 million in 2021. Sales for this otherwise closed product where the result of a change in legislation in the state of Washington leading to one-time sales volumes in both years.

110	Aegon Annual Report on Form 20-F 2022

Results of operations – The Netherlands

Results 2022 The Netherlands
1

Amounts in EUR millions	2022	2021	%
Operating result after tax	609	573	6
Tax on operating result	173	181	(4)
Operating result
Life	463	519	(11)
Mortgages	68	71	(4)
Bank	128	115	12
Workplace solutions	123	50	146
Operating result	783	755	4

Fair value items	1,897	221	n.m.
Realized gains / (losses) on investments	(181)	118	n.m.
Net impairments	15	40	(63)
Non-operating items	1,731	378	n.m.
Other income / (charges)	(1,970)	(23)	n.m.
Result before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	543	1,110	(51)

Income tax from certain proportionately consolidated joint ventures and associates included in result before tax	-	-	n.m.

Income tax	(1,000)	(276)	n.m.
Of which Income tax from certain proportionately consolidated joint ventures and associates included in result before tax	-	-	n.m.
Net result	(457)	833	n.m.
Life insurance gross premiums	1,168	1,323	(12)
Accident and health insurance premiums	257	254	1
Property & casualty insurance	144	136	5
Total gross premiums	1,569	1,713	(8)

Investment income	1,728	2,088	(17)
Fee and commission income	325	300	8
Other revenues	-	-	n.m.
Total revenues	3,622	4,101	(12)

Operating expenses	738	729	1
Addressable expenses	610	607	1

New Life Sales

Amounts in EUR millions	2022	2021	%
Life	73	74	(2)
Total recurring plus 1/10 single	73	74	(2)

Amounts in EUR millions	2022	2021	%
Mortgage origination	8,743	10,856	(19)

New premium production accident & health insurance	8	10	(23)
New premium production property & casualty insurance	23	20	15

1
Following the announcement of the transaction with a.s.r. on October 27, 2022 the results for Aegon the Netherlands are reported as discontinued operations and classified as held for sale for IFRS reporting purposes.

Aegon Annual Report on Form 20-F 2022 | 111

About Aegon Governance and risk management Financial information Non-financial information

Gross deposits (on and off balance)

Amounts in EUR millions	2022	2021	%
Bank	21,376	19,006	12
Workplace solutions	1,034	896	15
Total gross deposits	22,410	19,902	13

Net deposits (on and off balance)

Amounts in EUR millions	2022	2021	%
Bank	367	(1,012)	n.m.
Workplace solutions	834	739	13
Total net deposits / (outflows)	1,201	(273)	n.m.

112	Aegon Annual Report on Form 20-F 2022

Results of operations – The Netherlands

Results 2022 The Netherlands
1
The net result for the Netherlands decreased by EUR 1.3 billion compared with 2021 to a loss of EUR 457 million in 2022. This was primarily driven by Other charges and a one-time tax charge, related to the transaction with a.s.r. that was announced in 2022. These more than offset an increase in the operating result, as the benefits from reserve releases and business growth, more than offset lower investment income.
Net result
The net result from the Netherlands amounted to a loss EUR 457 million in 2022, as improvements in the operating result and non-operating items were more than offset by Other charges and a one-time tax charge. The operating result amounted to EUR 783 million. Non-operating items amounted to a gain of EUR 1.7 billion in 2022, compared with a gain of EUR 378 million in 2021. In 2022, a EUR 1.9 billion gain from fair value items, and a gain of EUR 15 million from net recoveries were only partly offset by realized losses on investments of EUR 181 million. The fair value gain in 2022 was mostly driven by higher spreads, reducing the value of liabilities. Realized losses on investments resulted from sales of sovereign and corporate bonds to maintain a robust liquidity position, consistent with Aegon’s strict liquidity framework. Other charges in 2022 amounted to EUR 2.0 billion, and were driven by an impairment loss that was not tax deductible. This impairment was triggered by classifying Aegon the Netherlands as held for sale, as a result of the announced transaction with a.s.r. The tax charge for 2022 was EUR 1.0 billion, and reflected the anticipated settlement of a tax position in connection with the transaction with a.s.r.
Operating result
The operating result from Aegon’s operations in the Netherlands increased by 4% compared with 2021 to EUR 783 million in 2022.
◆	The operating result from Life decreased by 11% compared with 2021 to EUR 463 million in 2022. The decrease was mainly driven by lower investment income, driven by the sale of corporate bonds due to the rising rate environment, and also by lower prepayment compensations and yields on mortgages.
◆	The operating result from Mortgages decreased by 4% compared with 2021 to EUR 68 million in 2022. The impact of higher fees resulting from business growth was more than offset by the combination of lower revenues from lower customer prepayment compensations and lower yields on mortgages.
◆	The operating result from Bank rose by 12% compared with 2021 to EUR 128 million in 2022. The main contributor was a higher interest margin due to higher interest rates. Furthermore, higher fee income from more fee-paying customers at Knab contributed favorably.
◆	The operating result from Workplace Solutions increased by EUR 73 million to EUR 123 million in 2022. This primarily reflected increased earnings of the non-life disability business, mostly due reserve releases and elevated recoveries. Furthermore, business growth contributed favorably.
Operating expenses
Operating expenses increased by 1% compared with 2021 to EUR 738 million in 2022, reflecting higher addressable expenses and higher expenses related to customer due diligence.
Addressable expenses increased by EUR 3 million compared with 2021 to EUR 610 million in 2022. The benefit from expense savings initiatives was offset by higher expenses related to growth initiatives and other elements, mostly due to higher own employee pension costs as a consequence of higher interest rates.

1
Following the announcement of the transaction with a.s.r. on October 27, 2022 the results for Aegon the Netherlands are reported as discontinued operations and classified as held for sale for IFRS reporting purposes.

Aegon Annual Report on Form 20-F 2022 | 113

About Aegon	Governance and risk management	Financial information	Non-financial information

Sales
Workplace Solutions net deposits increased by 13% compared with 2021 to EUR 834 million in 2022, supported by higher recurring gross deposits from continued strong demand for defined contribution pension products (PPIs).
Net deposits for the Bank amounted to EUR 367 billion in 2021, while 2021 had net outflows of EUR 1.0 billion. The increase was mainly due to the growth in the number of Knab customers this quarter, and the impact from of Aegon’s decision to stop offering savings products to non-fee-paying customers in 2021.
Mortgage origination volumes decreased by 19% compared with 2021 to EUR 8.7 billion in 2022, of which EUR 4.7 billion was for third-party investors. Third-party investors pay Aegon a fee for originating and servicing these mortgages. The decrease in 2022 when compared to 2021 is due to reduced refinancing activity as a result of increased mortgage rates and a decline in home sales.
New premium production for accident & health insurance amounted to EUR 8 million in 2022, a decrease of EUR 2 million compared with 2021, mostly due to disability insurance. New premium production for property & casualty insurance increased by 15% compared with 2021 to EUR 23 million in 2022, in part driven by pricing changes.
New life sales decreased by 2% in 2022 to EUR 73 million, as the impact from a lower production of immediate annuities was partly offset by higher additional yearly pension increases.

114	Aegon Annual Report on Form 20-F 2022

Results of operations – United Kingdom

Results 2022 United Kingdom

	Amounts in GBP millions			Amounts in EUR millions
	2022	2021	%	2022	2021	%
Operating result after tax	150	143	5	176	166	6
Tax on operating result	25	15	70	29	17	71
Operating result	175	158	11	206	184	12

Fair value items	8	(53)	n.m.	10	(62)	n.m.
Realized gains / (losses) on investments	3	9	(70)	3	10	(70)
Net impairments	(10)	-	n.m.	(11)	-	n.m.
Non-operating items	1	(44)	n.m.	1	(51)	n.m.
Other income / (charges)	(32)	1	n.m.	(37)	1	n.m.
Result before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	145	115	26	170	134	27

Income tax from certain proportionately consolidated joint ventures and associates included in result before tax	-	-	n.m.	-	-	n.m.
Income tax	1	(10)	n.m.	1	(12)	n.m.
Of which Income tax from certain proportionately consolidated joint ventures and associates included in result before tax	-	-	n.m.	-	-	n.m.
Net result	146	104	39	171	122	41
Life insurance gross premiums	3,480	3,966	(12)	4,081	4,613	(12)
Accident and health insurance premiums	-	3	n.m.	-	3	n.m.
Total gross premiums	3,480	3,969	(12)	4,081	4,616	(12)
Investment income	1,664	1,454	14	1,951	1,691	15
Fee and commission income	185	192	(3)	217	223	(2)
Total revenues	5,330	5,615	(5)	6,250	6,531	(4)

Operating expenses	375	386	(3)	439	448	(2)
Addressable expenses 1)	319	335	(5)	374	393	(5)
1	Addressable expenses are reported at constant currency at the FY 2022 weighted average foreign exchange rate.

New life sales

	Amounts in GBP millions			Amounts in EUR millions
	2022	2021	%	2022	2021	%
Total recurring plus 1/10 single	22	27	(16)	26	31	(15)
Gross deposits (on and off balance)

	Amounts in GBP millions			Amounts in EUR millions
	2022	2021	%	2022	2021	%
Total gross deposits	8,485	21,292	(60)	9,949	24,764	(60)

Aegon Annual Report on Form 20-F 2022 | 115

About Aegon	Governance and risk management	Financial information	Non-financial information

Net deposits (on and off balance)

	Amounts in GBP millions			Amounts in EUR millions
	2022	2021	%	2022	2021	%
Retail	(877)	(210)	n.m.	(1,028)	(244)	n.m.
Workplace solutions	2,223	1,493	43	2,607	1,736	43
Institutional	(2,743)	8,754	n.m.	(3,217)	10,181	n.m.
Traditional products	(961)	(1,246)	23	(1,127)	(1,449)	22
Total net deposits / (outflows)	(2,358)	8,792	n.m.	(2,765)	10,225	n.m.
Exchange rates

	Weighted average rate			Closing rate as of
Per 1 EUR	2022	2021	December 31, 2022	December 31, 2021
Pound Sterling	0.8528	0.8598	0.8872	0.8396

116	Aegon Annual Report on Form 20-F 2022

Results of operations – United Kingdom

Results 2022 United Kingdom
The net result for the United Kingdom increased by 39% compared with 2021 to GBP 146 million in 2022. The improvement was driven by a higher operating result and higher non-operating items.
Net result
The net result for the United Kingdom increased by 39% compared with 2021 to GBP 146 million in 2022. The operating result increased by GBP 17 million compared with 2021 to GBP 175 million in 2022. Fair value items amounted to a gain of GBP 8 million and reflects the impact from hedges which protect the solvency position. Gains on investments amounted to GBP 3 million. Net impairments of GBP 10 million were recorded on an associate. Other charges amounted to GBP 32 million driven by investments related to the operational improvement plan and income related to policyholder taxes. Charges from policyholder taxes are fully offset in the income tax line. The result before tax in 2022 amounted to GBP 145 million and the income tax amounted to a benefit of GBP 1 million, impacted by the release of a tax provision.
Operating result
The operating result rose by 11% compared with 2021 to GBP 175 million in 2022. The increase in operating result was mainly the result of lower operating expenses, which decreased by GBP 11 million compared with 2021. Revenues increased compared with 2021 as higher net investment income on the general account more than offset the impacts from the loss of earnings due to the gradual run-off of the traditional product portfolio.
Operating expenses
Operating expenses amounted to GBP 375 million in 2022, which was a decrease of 3% compared with 2021. This decrease was driven by lower addressable expenses, partially offset by additions to a provision for operational incidents. Addressable expenses amounted to GBP 319 million in 2022, which was a decrease of GBP 17 million compared with 2021. This decrease was driven by the benefits of expense savings initiatives, which led to lower administration expenses, partially offset by higher employee expenses due to a higher headcount.
Sales
Gross deposits decreased from GBP 21.3 billion in 2021 to GBP 8.5 billion in 2022. Net outflows amounted to GBP 2.4 billion in 2022 compared with net deposits of GBP 8.8 billion in 2021. The main driver of net outflows in 2022 as well as net deposits in 2021 was the Institutional business, which is low-margin and for which net deposits can be lumpy. Net outflows on the Institutional business amounted to GBP 2.7 billion in 2022 compared with net inflows of GBP 8.8 billion in 2021. Net deposits on the Workplace channel amounted to GBP 2.2 billion in 2022 and were the highest level since 2018. For the Retail platform GBP 0.9 billion net outflows were recorded in 2022 compared with GBP 0.2 billion net outflows in 2021, reflecting weak investor sentiment. The traditional product portfolio continues to gradually run-off with net outflows of GBP 1.0 billion in 2022 compared with net outflows of GBP 1.2 billion in 2021. New life sales decreased by 16% compared with 2021 to GBP 22 million in 2022, reflecting lower market demand as a consequence of economic uncertainty.

Aegon Annual Report on Form 20-F 2022 | 117

About Aegon	Governance and risk management	Financial information	Non-financial information

Results 2022 International

Amounts in EUR millions	2022	2021	%
Operating result after tax	120	110	9
Tax on operating result	47	33	43
Operating result
Spain & Portugal	78	75	4
China	26	24	8
Brazil	27	(2)	n.m.
TLB	60	77	(23)
Other	(24)	(31)	25
Operating result	167	143	17

Fair value items	21	(18)	n.m.
Realized gains / (losses) on investments	-	2	(81)
Net impairments	(8)	1	n.m.
Non-operating items	13	(15)	n.m.
Other income / (charges)	373	65	n.m.
Result before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	553	193	186

Income tax from certain proportionately consolidated joint ventures and associates included in result before tax	37	20	84
Income tax	(36)	(36)	-
Of which Income tax from certain proportionately consolidated joint ventures and associates included in result before tax	(37)	(20)	(84)
Net result	516	157	n.m.

Life insurance gross premiums	1,280	1,372	(7)
Accident and health insurance premiums	184	179	3
Property & casualty insurance premiums	182	432	(58)
Total gross premiums	1,646	1,984	(17)

Investment income	297	361	(18)
Fee and commission income	42	59	(29)
Other revenues	26	14	91
Total revenues	2,011	2,418	(17)

Operating expenses	334	424	(21)
Addressable expenses 1)	122	118	4
1	Addressable expenses are reported at constant currency at the FY 2022 weighted average foreign exchange rate.
New life sales

Amounts in EUR millions	2022	2021	%

Spain & Portugal	56	48	17

China	87	90	(4)

Brazil	105	77	36

TLB	5	11	(52)

Other	-	2	(88)
Total recurring plus 1/10 single	253	228	11

Amounts in EUR millions	2022	2021	%

New premium production accident & health insurance	35	31	15

New premium production property & casualty insurance	82	76	8

118	Aegon Annual Report on Form 20-F 2022

Results of operations – International

Gross deposits (on and off balance)
Amounts in EUR millions	2022	2021	%

Spain & Portugal	7	15	(56)

China	18	10	77

Brazil	635	361	76

Other	-	-	n.m.

Total gross deposits	660	387	71

Net deposits (on and off balance)

Amounts in EUR millions		2022	2021	%

Spain & Portugal		(4)	-	n.m.

China		9	3	n.m.

Brazil		23	187	(88)

Other		-	-	n.m.

Total net deposits / (outflows)		28	191	(85)

Exchange rates
	Weighted average rate		Closing rate as of
Per 1 EUR	2022	2021	December 31, 2022	December 31, 2021

USD	1.0534	1.1831	1.0673	1.1372

Chinese Yuan Renminbi	7.0810	7.6313	7.4192	7.2478

Hungarian Florint	391.1604	358.4993	400.4500	368.5650

Polish Zloty	4.6845	4.5641	4.6812	4.5834

Romanian Leu	4.9305	4.9211	4.9478	4.9488

Indian Rupee	82.7290	87.4386	88.2936	84.5345

Turkish Lira	17.4047	10.4938	19.9784	15.1017

Aegon Annual Report on Form 20-F 2022 | 119

About Aegon	Governance and risk management	Financial information	Non-financial information

Results 2022 International
The net result from International increased by EUR 359 million compared with 2021 to EUR 516 million in 2022, mainly as a result of a net book gain from divestments. The operating result increased compared with 2021, as business growth and favorable claims experience more than offset the impact from a reinsurance transaction between Transamerica and TLB, Aegon’s high-net-worth business.
Net result
The net result from International increased by EUR 359 million compared with 2021 to EUR 516 million in 2022, mainly as a result of a net book gain from divestments. An improvement in the operating result and non-operating items also contributed positively. The operating result increased by EUR 24 million compared with 2021 to EUR 167 million in 2022. The increase in the operating result reflects an improvement in claims experience, business growth, and an increase in Aegon’s economic ownership in its Brazilian business. These items more than offset a reduction in TLB’s operating result compared with 2021 as a result of a reinsurance treaty with Transamerica. The gain from non-operating items of EUR 13 million in 2022 was driven by fair value gains as a result of the one-time impact from higher interest rates on intangibles. Other income amounted to EUR 373 million in 2022, and consisted of the result from the divestment of Aegon’s businesses in Hungary and Turkey, and the sale of Aegon’s 50% stake in the joint venture with Liberbank. The income tax charge in 2022 was EUR 36 million, and reflects the fact that the aforementioned result from divestments is tax-exempt.
Operating result
Operating result from International increased by 17% compared with 2021 to EUR 167 million in 2022. The increase reflects an improvement in claims experience, business growth, and an increase in Aegon’s economic ownership in its Brazilian business. These items more than offset a reduction in TLB’s operating result compared with 2021 as a result of a reinsurance treaty with Transamerica.
◆	The operating result from Spain & Portugal was EUR 78 million in 2022, compared with EUR 75 million in 2021. This was mainly driven by business growth and favorable claims experience, which more than offset the impact from the sale of Aegon’s 50% stake in the joint venture with Liberbank.

◆	The operating result from China increased by 8% compared with 2021 to EUR 26 million in 2022, reflecting a growing portfolio.

◆	The operating result from Brazil improved by EUR 29 million to EUR 27 million, reflecting business growth, a normalization of COVID-19 mortality claims experience, and the benefit from an increase in Aegon’s economic ownership in the business.

◆	TLB, Aegon’s high-net-worth business, recorded an operating result of EUR 60 million in 2022, a decrease of EUR 17 million compared with 2021. This was mostly the result of a reinsurance treaty with Transamerica that commenced retrospectively on July 1, 2022. Adjusting for this reinsurance treaty, the operating result from TLB increased supported by higher surrender gains and an improved investment margin.

◆	For the Others segment, the result increased from a loss of EUR 31 million in 2021 to a loss of EUR 24 million in 2022. This was largely driven by an improvement in the operating result of India as a result of a normalization of COVID-19 mortality claims experience.
Operating expenses
Operating expenses decreased by EUR 90 million compared with 2021 to EUR 334 million in 2022. This largely reflects the sale of Aegon’s businesses in Hungary and Turkey and the benefit from expense savings initiatives across the businesses, which more than offset higher expenses in Brazil and Spain & Portugal due to business growth.
Addressable expenses increased by 4% compared with 2021 on a constant currency basis to EUR 122 million in 2022. This was driven by expenses related to business growth and inflation, partially offset by expense savings initiatives.

120	Aegon Annual Report on Form 20-F 2022

Results of operations – International

Sales
Total new life sales increased by 11% compared with 2021 to EUR 253 million in 2022, mainly driven by Spain & Portugal and Brazil.
◆	New life sales from Spain & Portugal increased by EUR 8 million compared with 2021 to EUR 56 million in 2022, mainly due to sales growth in the bancassurance channel.
◆	New life sales from Aegon’s joint venture in China decreased by EUR 3 million compared with 2021 to EUR 87 million in 2022 reflecting COVID-19 related sales challenges.
◆	For TLB, new life sales decreased by EUR 6 million compared with 2021 to EUR 5 million in 2022 driven by COVID-19 related sales challenges.
◆	In Brazil, new life sales increased by EUR 28 million to EUR 105 million, driven by business growth and increased business ownership.
New premium production for accident and health insurance increased by 15% compared with 2021 to EUR 35 million in 2022, driven by growth in the bancassurance channel in Spain & Portugal. New premium production for property & casualty insurance increased by 8% compared with 2021 to EUR 82 million in 2022 as a result of increased demand for household insurance products in Spain.
Net deposits decreased from EUR 191 million in 2021 to EUR 28 million in 2022.

Aegon Annual Report on Form 20-F 2022 | 121

About Aegon Governance and risk management Financial information Non-financial information

Results 2022 Asset Management

Amounts in EUR millions	2022	2021	%

Operating result after tax	130	181	(28)

Tax on operating result	62	72	(13)

Operating result

Global Platforms	51	54	(6)

Strategic Partnerships	142	199	(29)

Operating result	193	253	(24)

Fair value items	(3)	(1)	n.m.

Realized gains / (losses) on investments	-	2	n.m.

Net impairments	-	(1)	n.m.

Non-operating items	(3)	-	n.m.

Other income / (charges)	(19)	(18)	(4)

Result before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	171	235	(27)

Income tax from certain proportionately consolidated joint ventures and associates included in result before tax	48	57	(16)

Income tax	(67)	(65)	(4)

Of which Income tax from certain proportionately consolidated joint ventures and associates included in result before tax	(48)	(57)	16

Net result	104	170	(39)

Management fees	591	602	(2)

Performance fees	17	112	(85)

Other	89	75	19

Total revenue 1)	697	788	(12)

Global Platforms	429	430	-

Strategic Partnerships	268	359	(25)

Total revenue 1)	697	788	(12)

Operating expenses	547	552	(1)
Addressable expenses 2)	372	391	(5)

Operating Margin - Global Platforms only	11.9%	12.6%

1	Net fees and commissions
2	Addressable expenses are reported at constant currency at the FY 2022 weighted average foreign exchange rate.

Gross deposits (on and off balance)

Amounts in EUR millions	2022	2021	%
General Account	16,544	16,190	2
Affiliate	10,509	10,569	(1)
Third Party	12,708	26,086	(51)
Global Platforms	39,761	52,845	(25)

Strategic Partnerships	114,379	131,204	(13)
Total gross deposits	154,141	184,049	(16)

122	Aegon Annual Report on Form 20-F 2022

Results of operations – Aegon Asset Management

Net deposits

Amounts in EUR millions	2022	2021	%
General Account	(9,742)	(5,489)	(77)
Affiliate	(2,061)	(2,431)	15
Third Party	(3,798)	5,049	n.m.
Global Platforms	(15,601)	(2,870)	n.m.

Strategic Partnerships	3,569	7,835	(54)

Total net deposits / (outflows)	(12,032)	4,965	n.m.
Exchange rates

	Weighted average rate		Closing rate as of
Per 1 EUR	2022	2021	December 31, 2022	December 31, 2021

USD	1.0534	1.1831	1.0673	1.1372

Pound Sterling	0.8528	0.8598	0.8872	0.8396

Hungarian Florint	391.1604	358.4993	400.4500	368.5650

Chinese Yuan Renminbi	7.0810	7.6313	7.4192	7.2478

Aegon Annual Report on Form 20-F 2022 | 123

About Aegon Governance and risk management Financial information Non-financial information

Results 2022 Asset Management
The net result from Asset Management decreased by 39% compared with 2021 to EUR 104 million in 2022. This was driven by a decrease of the operating result mainly as a result of lower performance fees net of performance-based compensation which more than offset lower addressable expenses. Third-party net deposits declined in 2022 compared with 2021 largely due to net outflows in Global Platforms as clients freed up liquidity in a rising interest rate environment.
Net result
The net result from Asset Management decreased by 39% compared with 2021 to EUR 104 million in 2022. This was driven by a lower operating result in 2022.
Operating result
The operating result from Asset Management decreased by 24% compared with 2021 to EUR 193 million in 2022. This decrease was mainly driven by lower performance fees net of performance-based compensation which decreased by 85% compared with 2021 to EUR 17 million in 2022.
◆	The operating result from Strategic Partnerships decreased 29% compared with 2021 to EUR 142 million in 2022. This was mainly driven by lower performance fees net of performance-based compensation which decreased by EUR 95 million to EUR 11 million in 2022 compared to 2021

◆	The operating result from Global Platforms decreased from EUR 54 million in 2021 to EUR 51 million in 2022. Management fees were negatively impacted by a reduction in asset balances due to adverse market conditions and outflows, and were only partly offset by lower expenses. Both revenues and expenses were impacted by the strengthening of the US dollar during 2022, with a limited positive net impact on the operating result.
Operating expenses
Operating expenses decreased by 1% compared with 2021 to EUR 547 million in 2022. The decrease is mainly caused by lower accruals for performance-based compensation in AIFMC. For Global Platforms, expenses increased driven by investments related to the operational improvement plan and a strengthening of the US dollar, which more than offset lower addressable expenses. The operating margin of Global Platforms amounted to 11.9% in 2022 compared with 12.6% in 2021, as management fees were negatively impacted by a reduction in asset balances due to adverse market conditions and outflows, and only partly offset by lower expenses
Addressable expenses in Global Platforms decreased by 5% at constant currencies compared with 2021 to EUR 372 million in 2022. This decrease was mainly driven by lower accruals of performance-based compensation and lower administration expenses as a result of expense savings initiatives, partly offset by inflationary pressure.
Sales
Third-party gross deposits decreased by EUR 30 billion or 19% compared with 2021 to EUR 127 billion in 2022. This decrease resulted from lower gross deposits in Strategic Partnerships, which decreased by EUR 17 billion compared with 2021 to EUR 114 billion in 2022. This was driven by adverse market and economic conditions in China impacting AIFMC. Gross deposits in Global Platforms decreased by EUR 13 billion compared with 2021, as clients freed up liquidity in a rising interest rate environment.
Full year third-party net outflows on the Global Platforms amounted to EUR 3.8 billion in 2022 compared with net deposits of EUR 5.0 billion in 2021. Third-party net deposits from Strategic Partnerships amounted to EUR 3.6 billion in 2022 compared to EUR 7.8 billion in 2021.
Assets under management
Assets under management decreased by EUR 117 billion compared to year-end 2021 to EUR 293 billion at year-end 2022. This was mainly driven by unfavorable market movements and a transfer of EUR 49 billion assets under management following the completion of the divestment of LBPAM’s 45% stake in Ostrum AM.

124	Aegon Annual Report on Form 20-F 2022

Exchange rates

Exchange rates
Exchange rates at December 31,

		2022			2021			2020

		EUR	USD	GBP	EUR	USD	GBP	EUR	USD	GBP

1	EUR	-	1.0673	0.8872	-	1.1372	0.8396	-	1.2236	0.8951

1	USD	0.9369	-	0.8313	0.8794	-	0.7383	0.8173	-	0.7315

1	GBP	1.1271	1.2030	-	1.1910	1.3545	-	1.1172	1.3670	-
Weighted average exchange rates

		2022			2021			2020

		EUR	USD	GBP	EUR	USD	GBP	EUR	USD	GBP

1	EUR	-	1.0534	0.8528	-	1.1831	0.8598	-	1.1416	0.8892

1	USD	0.9493	-	0.8096	0.8452	-	0.7267	0.8760	-	0.7789

1	GBP	1.1726	1.2352	-	1.1631	1.3760	-	1.1246	1.2839	-

Aegon Annual Report on Form 20-F 2022 | 125

About Aegon Governance and risk management Financial information Non-financial information

Consolidated income statement of Aegon N.V.
For the year ended December 31

Amounts in EUR millions (except per share data)	Note	2022	2021 1)	2020 1)

Continuing operations

Premium income	6	13,192	13,731	14,105

Investment income	7	5,613	4,893	5,087

Fee and commission income	8	2,525	2,454	2,122

Other revenues		1	13	4

Total revenues		21,331	21,091	21,318

Income from reinsurance ceded	9	3,009	4,263	4,066

Results from financial transactions	10	(35,132)	24,715	17,961

Other income	11	378	49	62

Total income		(10,415)	50,119	43,407

Premiums paid to reinsurers	6	2,189	3,418	2,640

Policyholder claims and benefits	12	(16,680)	40,097	35,865

Profit sharing and rebates	13	7	8	8

Commissions and expenses	14	5,458	5,286	5,253

Impairment charges / (reversals)	15	68	16	284

Interest charges and related fees	16	329	246	405

Other charges	17	(5)	101	104

Total charges		(8,634)	49,172	44,561
Result before share in profit / (loss) of joint ventures,associates and tax		(1,781)	947	(1,154)

Share in profit / (loss) of joint ventures	25	249	232	166

Share in profit / (loss) of associates	25	(11)	(15)	31

Result before tax from continuing operations		(1,543)	1,164	(958)

Income tax (expense) / benefit	18	518	(95)	336

Net result from continuing operations		(1,025)	1,069	(622)

Discontinued operations

Net result from discontinued operations	51	(379)	960	487

Net result from continuing and discontinued operations		(1,404)	2,029	(135)

Net result attributable to:

Owners of Aegon N.V.		(1,433)	1,980	(146)

Non-controlling interests		29	50	11

Earnings per share (EUR per share)	19

Basic earnings per common share		(0.73)	0.94	(0.09)

Basic earnings per common share B		(0.02)	0.02	-

Diluted earnings per common share		(0.73)	0.94	(0.09)

Diluted earnings per common share B		(0.02)	0.02	-

Basic earnings per common share from continuing operations		(0.54)	0.48	(0.33)

Basic earnings per common share B from continuing operations		(0.01)	0.01	(0.01)

Diluted earnings per common share from continuing operations		(0.54)	0.48	(0.33)

Diluted earnings per common share B from continuing operations		(0.01)	0.01	(0.01)

1	Amounts for 2021 and 2020 have been re-presented to reflect the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.

126	Aegon Annual Report on Form 20-F 2022

Consolidated financial statements of Aegon N.V.

Consolidated statement of comprehensive income of Aegon N.V.
For the year ended December 31

Amounts in EUR millions	2022	2021 1)	2020 1)
Net result from continuing and discontinued operations	(1,404)	2,029	(135)

Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	(1)	(5)	20
Remeasurements of defined benefit plans	(43)	345	(75)
Income tax relating to items that will not be reclassified	(4)	(77)	12
Discontinued operations that will not be reclassified	703	133	(159)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	(13,061)	(1,328)	2,969
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	557	(336)	26
Changes in cash flow hedging reserve	(192)	(228)	(247)
Movement in foreign currency translation and net foreign investment hedging reserves	1,072	1,240	(1,493)
Equity movements of joint ventures	(63)	25	12
Equity movements of associates	1	(5)	5
Disposal of group assets	164	8	(8)
Income tax relating to items that may be reclassified	2,710	390	(589)
Discontinued operations that may be reclassified	(1,426)	23	(17)
Other	38	15	3
Total other comprehensive income / (loss)	(9,545)	200	458
Total comprehensive income / (loss)	(10,950)	2,229	321

Total comprehensive income/ (loss) attributable to:
Owners of Aegon N.V.	(10,991)	2,168	315
Non-controlling interests	41	61	6

1	Amounts for 2021 and 2020 have been re-presented to reflect the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.

Aegon Annual Report on Form 20-F 2022 | 127

About Aegon Governance and risk management Financial information Non-financial information

Consolidated statement of financial position of Aegon N.V.
As at December 31

Amounts in EUR millions	Note	2022	2021
Assets
Cash and cash equivalents	21	3,407	6,889
Assets held for sale	51	89,752	-
Investments	22	76,825	157,831
Investments for account of policyholders	23	180,006	250,953
Derivatives	24	2,760	8,827
Investments in joint ventures	25	1,443	1,743
Investments in associates	25	165	1,289
Reinsurance assets	26	21,184	20,992
Defined benefit assets	39	87	119
Deferred tax assets	40	1,827	131
Deferred expenses	27	12,886	10,503
Other assets and receivables	28	10,204	7,642
Intangible assets	29	1,240	1,333
Total assets		401,786	468,252

Equity and liabilities
Shareholders’ equity	30	12,071	23,813
Other equity instruments	31	1,943	2,363

Issued capital and reserves attributable to owners of Aegon N.V.		14,014	26,176
Non-controlling interests		176	196
Group equity		14,190	26,372

Subordinated borrowings	32	2,295	2,194
Trust pass-through securities	33	118	126
Insurance contracts	34	87,309	124,422
Insurance contracts for account of policyholders	34	100,409	149,323
Investment contracts	35	10,658	21,767
Investment contracts for account of policyholders	35	80,555	104,592
Derivatives	24	6,094	10,639
Borrowings	37	4,051	9,661
Provisions	38	99	193
Defined benefit liabilities	39	496	3,944
Deferred gains		9	9
Deferred tax liabilities	40	4	1,559
Liabilities held for sale	51	84,339	-
Other liabilities	41	10,785	12,916
Accruals	42	373	537
Total liabilities		387,596	441,881

Total equity and liabilities		401,786	468,252

128	Aegon Annual Report on Form 20-F 2022

Consolidated financial statements of Aegon N.V.

Consolidated statement of changes in equity of Aegon N.V.
For the year ended December 31, 2022

Amounts in EUR millions	Note	Share capital	Retained earnings	Revaluation reserves	Remeasurement of defined benefit plans	Other reserves	Other equity instruments	Reserve of discontinued opera tions held for sale	Issued capital and reserves 1)	Non- control- ling inter- ests	Total
At January 1, 2022		7,354	11,892	6,442	(2,199)	325	2,363	-	26,176	196	26,372

Net result recognized in the income statement		-	(1,433)	-	-	-	-	-	(1,433)	29	(1,404)

Other comprehensive income:

Items that will not be reclassified to profit or loss:

Changes in revaluation reserve real estate held for own use		-	16	(17)	-	-	-	-	(1)	-	(1)

Remeasurements of defined benefit plans		-	-	-	(43)	-	-	-	(43)	-	(43)

Income tax relating to items that will not be reclassified		-	-	-	(4)	-	-	-	(4)	-	(4)

Discontinued operations that will not be reclassified 2)		-	-	-	1,379	-	-	(676)	703	-	703

Items that may be reclassified subsequently to profit or loss:

Gains / (losses) on revaluation of available-for-sale investments		-	-	(13,061)	-	-	-	-	(13,061)	-	(13,061)

(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments		-	-	557	-	-	-	-	557	-	557

Changes in cash flow hedging reserve		-	-	(192)	-	-	-	-	(192)	-	(192)

Movements in foreign currency translation and net foreign investment hedging reserves		-	-	487	(20)	594	-	-	1,061	12	1,073

Equity movements of joint ventures		-	-	-	-	(63)	-	-	(63)	-	(63)

Equity movements of associates		-	-	-	-	1	-	-	1	-	1

Disposal of group assets		-	-	14	-	150	-	-	164	-	164
Income tax relating to items that may be reclassified		-	-	2,722	-	(12)	-	-	2,710	-	2,710
Discontinued operations that may be reclassified 2)		-	-	(802)	-	(14)	-	(610)	(1,426)	-	(1,426)

Other		-	38	-	-	-	-	-	38	-	38
Total other comprehensive income / (loss)		-	54	(10,293)	1,312	656	-	(1,286)	(9,557)	12	(9,545)

Total comprehensive income / (loss) for 2022		-	(1,379)	(10,293)	1,312	656		(1,286)	(10,991)	41	(10,950)

Shares issued		2	-	-	-	-	-	-	2	-	2

Shares withdrawn		(4)	-	-	-	-	-	-	(4)	-	(4)

Issuance and purchase of treasury shares		-	(393)	-	-	-	-	-	(393)	-	(393)

Issuance and redemption of other equity instruments		-	(1)	-	-	-	-	-	(1)	-	(1)

Redemption other equity instruments		-	32	-	-	-	(429)	-	(397)	-	(397)

Dividends paid on common shares		(180)	(167)	-	-	-	-	-	(347)	-	(347)

Dividend withholding tax reduction		-	-	-	-	-	-	-		-	-

Coupons on perpetual securities		-	(36)	-	-	-	-	-	(36)	-	(36)

Incentive plans		-	(5)	-	-	-	9	-	4	-	4

Change in ownership non-controlling interest		-	-	-	-	-	-	-	-	(61)	(61)

At December 31, 2022	30, 31	7,172	9,944	(3,851)	(887)	981	1,943	(1,286)	14,014	176	14,190

1	Issued capital and reserves attributable to owners of Aegon N.V.
2
The lines “Discontinued operations that will not be reclassified” and “Discontinued operations that may be reclassified” include EUR 1,379 million and EUR (816) million respectively of reclassifications from opening reserves to the column “Reserve of discontinued operations held for sale”.

Aegon Annual Report on Form 20-F 2022 | 129

About Aegon Governance and risk management Financial information Non-financial information

Consolidated statement of changes in equity of Aegon N.V.
For the year ended December 31, 2021

Amounts in EUR millions	Note	Share capital	Retained earnings	Revaluation reserves	Remeasurement of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves 1)	Non-controlling interests 2)	Total

At January 1, 2021		7,480	10,145	7,480	(2,534)	(553)	2,569	24,586	75	24,661

Net result recognized in the income statement		-	1,980	-	-	-	-	1,980	50	2,029

Other comprehensive income:

Items that will not be reclassified to profit or loss:

Changes in revaluation reserve real estate held for own use		-	-	(4)	-	-	-	(4)	-	(4)

Remeasurements of defined benefit plans		-	-	-	501	-	-	501	-	501

Income tax relating to items that will not be reclassified		-	-	1	(102)	-	-	(101)	-	(101)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments		-	-	(1,173)	-	-	-	(1,173)	-	(1,173)

(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments		-	-	(450)	-	-	-	(450)	-	(450)

Changes in cash flow hedging reserve		-	-	(228)	-	-	-	(228)	-	(228)

Movements in foreign currency translation and net foreign investment hedging reserves		-	-	447	(65)	848	-	1,231	9	1,240

Equity movements of joint ventures		-	-	-	-	25	-	25	-	25

Equity movements of associates		-	-	-	-	(6)	-	(6)	-	(6)

Disposal of group assets		-	-	-	-	8	-	8	-	8

Income tax relating to items that may be reclassified		-	-	369	-	3	-	372	-	372

Other		-	14	-	-	-	-	14	3	16
Total other comprehensive income / (loss)		-	14	(1,038)	335	878	-	188	11	200

Total comprehensive income / (loss) for 2021		-	1,993	(1,038)	335	878	-	2,168	61	2,229

Shares issued		1	-	-	-	-	-	1	-	1

Issuance and purchase of treasury shares		-	(88)	-	-	-	-	(88)	-	(88)

Issuance and redemption of other equity instruments		-	-	-	-	-	(212)	(212)	-	(212)

Dividends paid on common shares		(127)	(120)	-	-	-	-	(247)	(1)	(248)

Dividend withholding tax reduction		-	-	-	-	-	-	-	-	-

Coupons on perpetual securities		-	(39)	-	-	-	-	(39)	-	(39)

Incentive plans		-	-	-	-	-	6	7	-	7

Change in ownership non-controlling interest		-	-	-	-	-	-	-	61	61

At December 31, 2021	30,31	7,354	11,892	6,442	(2,199)	325	2,363	26,176	196	26,372

1	Issued capital and reserves attributable to owners of Aegon N.V.
2	Comparative amounts have been updated to reflect revised disclosure on the change in ownership non-controlling interest.

130	Aegon Annual Report on Form 20-F 2022

Consolidated financial statements of Aegon N.V.

Consolidated statement of changes in equity of Aegon N.V.
For the year ended December 31, 2020

Amounts in EUR millions	Note	Share capital	Retained earnings	Revaluation reserves	Remea- surement of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves 1)	Non-controlling interests	Total
At January 1, 2020		7,536	10,374	5,873	(2,397)	456	2,571	24,413	20	24,433

Net result recognized in the income statement		-	(146)	-	-	-	-	(146)	11	(135)

Other comprehensive income:

Items that will not be reclassified to profit or loss:

Changes in revaluation reserve real estate held for own use		-	-	20	-	-	-	20	-	20

Remeasurements of defined benefit plans		-	-	-	(360)	-	-	(360)	-	(360)

Income tax relating to items that will not be reclassified		-	-	(2)	140	-	-	138	-	138

Items that may be reclassified subsequently to profit or loss:

Gains / (losses) on revaluation of available-for-sale investments		-	-	2,990	-	-	-	2,990	-	2,990

(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments		-	-	13	-	-	-	13	-	13

Changes in cash flow hedging reserve		-	-	(247)	-	-	-	(247)	-	(247)

Movements in foreign currency translation and net foreign investment hedging reserves		-	-	(556)	83	(1,015)	-	(1,489)	(4)	(1,493)

Equity movements of joint ventures		-	-	-	-	12	-	12	-	12

Equity movements of associates		-	-	-	-	7	-	7	-	7

Disposal of group assets		-	-	(0)	-	(7)	-	(8)	-	(8)

Income tax relating to items that may be reclassified		-	-	(610)	-	(7)	-	(616)	-	(616)

Other		-	2	-	-	1	-	3	-	3

Total other comprehensive income / (loss)		-	2	1,607	(137)	(1,009)	-	462	(4)	457

Total comprehensive income / (loss) for 2020		-	(144)	1,607	(137)	(1,009)	-	316	6	321

Shares issued		(3)	3	-	-	-	-	-	-	-

Issuance and purchase of treasury shares		-	3	-	-	-	-	3	-	3

Issuance and redemption of other equity instruments		-	-	-	-	-	-	-	-	-

Dividends paid on common shares		(54)	(64)	-	-	-	-	(118)	-	(118)

Dividend withholding tax reduction		-	1	-	-	-	-	1	-	1

Coupons on perpetual securities		-	(38)	-	-	-	-	(38)	-	(38)

Incentive plans		-	10	-	-	-	(3)	8	-	8

Change in ownership non-controlling interest		-	-	-	-	-	-	-	49	49

At December 31, 2020	30, 31	7,480	10,145	7,480	(2,534)	(553)	2,569	24,586	75	24,661

1	Issued capital and reserves attributable to owners of Aegon N.V.

Aegon Annual Report on Form 20-F 2022 | 131

About Aegon Governance and risk management Financial information Non-financial information

Consolidated cash flow statement of Aegon N.V.
For the year ended December 31

Amounts in EUR millions	Note	2022	2021	2020
Result before tax from continuing operations		(1,543)	1,164	(958)
Result before tax from discontinued operations	51	2,395	1,237	594
Impairment loss on measurement of disposal group	51	(1,775)	-	-
Result before tax from continuing operations and discontinued operations		(922)	2,400	(364)
Results from financial transactions		45,189	(25,716)	(22,092)
Amortization and depreciation		1,160	1,167	722
Impairment losses		49	5	382
Income from joint ventures		(286)	(265)	(184)
Income from associates		(4)	(112)	(111)
Release of cash flow hedging reserve		(126)	(106)	(109)
Other		796	248	9
Adjustments of non-cash items		46,780	(24,778)	(21,383)
Insurance and investment liabilities		(4,742)	(1,885)	6,975
Insurance and investment liabilities for account of policyholders		(50,452)	13,605	11,005
Accrued expenses and other liabilities		(929)	(1,008)	655
Accrued income and prepayments		(1,505)	(543)	(1,315)
Changes in accruals		(57,627)	10,169	17,319
Purchase of investments (other than money market investments)		(22,635)	(35,520)	(44,637)
Purchase of derivatives		(4,140)	(1,611)	924
Disposal of investments (other than money market investments)		32,626	38,040	31,875
Disposal of derivatives		(2,502)	310	1,771
Net purchase of investments for account of policyholders		13,631	12,063	8,865
Net change in cash collateral		(3,207)	(2,805)	2,425
Net purchase of money market investments		(362)	(85)	363
Cash flow movements on operating items not reflected in income		13,411	10,391	1,585
Tax (paid)/ received		(37)	21	(7)
Other		1,248	-	(5)
Net cash flows from operating activities	21	2,851	(1,796)	(2,854)
Purchase of individual intangible assets (other than VOBA and future servicing rights)		(26)	(36)	(40)
Purchase of equipment and real estate for own use		(72)	(76)	(80)
Acquisition of subsidiaries, net of cash		(146)	-	(15)
Acquisition/capital contributions joint ventures and associates		(73)	(97)	(305)
Disposal of intangible asset		-	-	3
Disposal of equipment		9	2	7
Disposal of subsidiaries and businesses, net of cash		604	59	-
Disposal joint ventures and associates		185	-	154
Dividend received from joint ventures and associates		137	95	138
Other		(1)		-
Net cash flows from investing activities	21	616	(54)	(139)
Purchase of treasury shares		(597)	(231)	(59)
Proceeds from TRUPS 1) , Subordinated borrowings and borrowings		3,569	3,914	3,444
Repayment of perpetuals		(429)	(212)	-
Repayment of share capital		-	-	-
Repayment of TRUPS 1) , Subordinated borrowings and borrowings		(4,086)	(3,000)	(3,985)
Dividends paid		(167)	(121)	(63)
Coupons on perpetual securities		(48)	(52)	(55)
Payment of Right-of-use Assets		(49)	(59)	(60)
Change in ownership non-controlling interests		(57)	61	-
Other		(55)	-	-

Net cash flows from financing activities	21	(1,920)	300	(778)

Net increase / (decrease) in cash and cash equivalents 2)		1,548	(1,550)	(3,770)
Net cash and cash equivalents at the beginning of the year		6,889	8,372	12,263
Effects of changes in exchange rate		55	67	(121)

Net cash and cash equivalents at the end of the year	21	8,491	6,889	8,372

1	Trust pass-through securities.
2
Included in net increase / (decrease) in cash and cash equivalents are interest received EUR 5,405 million (2021: EUR 5,271 million and 2020: EUR 5,114 million) dividends received EUR 1,840 million (2021: EUR 1,624 million and 2020: EUR 1,751 million) and interest paid EUR 289 million (2021: EUR 296 million and 2020: EUR 491 million). All included in operating activities except for dividend received from joint ventures and associates EUR 137 million (2021: EUR 95 million and 2020: EUR 138 million).

The cash flow statement is prepared according to the indirect method.

132	Aegon Annual Report on Form 20-F 2022

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
Aegon N.V. (or ‘the Company’) and its subsidiaries (‘Aegon’ or ‘the Group’) have life insurance and pensions operations and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limited extent banking operations. Aegon focuses on three core markets (the United States, the Netherlands, and the United Kingdom), three growth markets (Spain & Portugal, China, and Brazil) and one global asset manager. Furthermore, Aegon has activities in Asia and Southern and Eastern Europe. Headquarters are located in The Hague, the Netherlands. The Group employs around 19,000 people worldwide (2021: over 22,000).
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
The consolidated financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of (investment) properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. Information on the standards and interpretations that were adopted in 2022 is provided below in note 2.1.1. The consolidated financial statements are presented in euros and all values are rounded to the nearest million unless otherwise stated. The consequence is that the rounded amounts may not add up to the rounded total in all cases. All ratios and variances are calculated using the underlying amount rather than the rounded amount.
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
The consolidated financial statements of Aegon N.V. were approved by the Executive Board and by the Supervisory Board on March
22
, 2023. The financial statements will be put for adoption to the Annual General Meeting of Shareholders on May 2
2
, 2023. The shareholders’ meeting can decide not to adopt the financial statements but cannot amend them.

Aegon Annual Report on Form 20-F 2022 | 133

About Aegon Governance and risk management Financial information Non-financial information

A reconcilliation between IFRS and EU-IFRS is included in the table below.

		Shareholders’ equity				Net result
	2022	2021	2020	2022	2021	2020
In accordance with IFRS	12,071	23,813	22,018	(1,404)	2,029	(135)
Adjustment of EU ‘IAS 39’ carve-out	(850)	632	1,054	(1,482)	(422)	280
Tax effect of the adjustment	219	(163)	(257)	382	93	(90)
Effect of the adjustment after tax	(631)	469	798	(1,100)	(328)	190
In accordance with EU-IFRS	11,440	24,282	22,815	(2,504)	1,701	55
2.1.1 Adoption of new IFRS accounting standards and amendments effective in 2022
New standards and amendments to standards become effective at the date specified by IFRS, but may allow companies to opt for an earlier adoption date. In 2022, the following amendments to existing standards issued by the IASB became mandatory:

Accounting standard/ amendment/ interpretation	IASB effective date	Impact for Aegon

Reference to the Conceptual Framework (Amendments to IFRS 3)	January 1, 2022	Not material
Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)	January 1, 2022	Not material
Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)	January 1, 2022	Not material
Annual Improvements to IFRS Standards 2018–2020	January 1, 2022	Not material
COVID-19- Related Rent Concessions beyond 30 June 2021 (Amendments to IFRS 16)	April 1, 2021	Not material
2.1.2 Future adoption of new IFRS accounting standards and amendments
The following standards and amendments to existing standards, published prior to January 1, 2023, were not early adopted by the Group, but will be applied in future years:

	IASB effective	Early adopted by	Impact for Aegon
Accounting standard/ amendment/ interpretation	date	Aegon
See below for
IFRS 17 Insurance contracts	January 1, 2023	No	comments
Initial Application of IFRS 17 and IFRS 9 - Comparative Information (Amendments to IFRS 17)	January 1, 2023	No	See below for comments
See below for
IFRS 9 Financial instruments	January 1, 2018 1)	No	comments
See below for
Prepayment Features with Negative Compensation (Amendments to IFRS 9)	January 1, 2019 1)	No	comments
Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)	January 1, 2024	No	Not material
Classification of Liabilities as Current or Non-current (Amendments to IAS 1)	January 1, 2024	No	Not material
Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)	January 1, 2023	No	Not material
Definition of Accounting Estimates (Amendments to IAS 8)	January 1, 2023	No	Not material
Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)	January 1, 2023	No	Not material

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

134	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 1

to continue applying the temporary exemption from IFRS 9 until January 1, 2023. The EU has endorsed IFRS 17 including the June 25, 2020 amendments as per November 2021.
The Standard represents a significant change to current financial reporting and the implementation effort is significant. An implementation project was started soon after the publication of the new Standard. Based on the final amendments of June 2020 quantitative assessments are performed which continued during 2021. In 2022, methodology and policy choices were finalized which formed the basis of preparing the opening balance sheet per January 1, 2022 and the 2022 quarterly results.
Whilst the preparation of the opening balance sheet has been completed, the preparation of the 2022 quarterly results are still ongoing and full year results are only expected to be completed in the first half-year of 2023. Aegon has an established governance framework to manage the implementation of IFRS 17, including the preparation of the 2022 quarterly results, which might impact significant accounting estimates and judgements. The impact on the 2022 opening balance sheet as presented in this note is therefore indicative.
a) Changes compared to previous accounting policies
Under IFRS 4, Aegon largely continued to report under the accounting policies that were applied prior to the adoption of IFRS. This meant that, in general, the Group applied non-uniform accounting policies for insurance assets and liabilities as allowed under Dutch Accounting Policies for insurance contracts that were continued as measurement basis under IFRS 4. Specific measurement methodologies differ between Aegon’s operations, reflecting local regulatory requirements and local practices for specific product features. Under IFRS 17, consistent accounting policies will be applied to all insurance contracts and investment contracts with discretionary features, regardless of the jurisdiction in which the contracts have been issued.
Under Aegon’s current accounting policies, some minimum guarantees are separated from the host insurance contracts and classified as derivatives. The Group has also elected to apply the accounting option under IFRS 4 to measure certain closely related minimum guarantees at fair value. Under IFRS 17, Aegon has not identified any embedded derivatives that require separation. All minimum guarantees will be measured together with the host contract, in accordance with the requirements of IFRS 17.
Policy loans, value of business acquired, and insurance payables and receivables, which are currently accounted for as separate assets, will be included in the measurement of the insurance liabilities.
Measurement
IFRS 17 establishes principles for the accounting for insurance contracts, reinsurance contracts, and investment contracts with discretionary participation features. It will introduce a model that measures groups of contracts based on Aegon’s estimate of the present value of the future cash flows that will arise as these contracts are fulfilled, and which includes an explicit risk adjustment for non-financial risk and a contractual service margin (CSM) reflecting unearned profits. Contrary to current accounting, IFRS 17 will require estimates to be current, unbiased and probability-weighted, incorporating all available information in a way that is consistent with observable market data.
Insurance contracts are grouped together for measurement purposes. Aegon will not use the optional exemption provided under IFRS to group together specific insurance contracts that were issued more than 12 months apart, but instead, intends to apply the IFRS 17 cohort requirements to all groups of contracts that are in scope of the Standard.
IFRS 17 prescribes modifications to the general measurement model for contracts with direct participating features (the ‘variable fee approach’) and for reinsurance contracts held. The standard also provides an option to simplify the measurement of certain short-term contracts (the ‘premium allocation approach’), which will primarily be applied by Aegon to non-life insurance contracts and related reinsurance contracts held. The measurement of these contracts will be similar to the current IFRS 4 treatment, albeit that, when measuring liabilities for incurred claims, Aegon will discount cash flows expected to occur more than one year after the claim’s date and will include an explicit risk adjustment for non-financial risk.
Acquisition costs
Currently, under IFRS 4, all acquisition costs are recognized and presented as separate assets (‘deferred policy acquisition costs or DPAC’) until these costs are included in profit or loss. Under IFRS 17, only insurance acquisition cash flows that arise before the recognition of the related insurance contracts, will be presented as separate assets. These assets, which are subject to recoverability testing, are derecognized and included in the carrying amount of the related portfolio of contracts on initial recognition.

Aegon Annual Report on Form 20-F 2022 | 135

About Aegon Governance and risk management Financial information Non-financial information

For some (but not all) groups of contracts for which the premium allocation approach will be applied, Aegon intends to expense acquisition costs when incurred.
Revenue and expenses
Under IFRS 4, the revenues reported in the income statement include gross insurance premiums when due or, for products where deposit accounting was required, surrender fees and other charges. Under IFRS 17, the insurance revenue in each reporting period will reflect the consideration to which Aegon expects to be entitled in exchange for the services provided in that period.
The actual claims and expenses incurred in providing the service, will be presented in the income statement as insurance service expenses.
Insurance finance income and expenses, disaggregated between profit or loss and OCI for certain groups of contracts, will be presented separately from insurance revenue and insurance service expenses.
Income and expenses from reinsurance contracts, other than insurance finance expenses, will be presented as a single net amount in the income statement. Currently, amounts recovered from reinsurers and reinsurance expenses were presented separately.
Other assets and liabilities
On transition to IFRS 9 and IFRS 17, some available-for-sale investments and loans will be designated as fair value through profit or loss to reduce the accounting mismatch between assets and liabilities. Aegon will also no longer apply shadow accounting which, ignoring the impact of any reclassifications of available-for-sale investments, will have a positive impact on the carrying amount of revaluation reserves presented in group equity.
Interests in insurance joint ventures and associates that are accounted for under the equity method, will be remeasured based on Aegon’s new accounting policies.
b) Transition
Changes in accounting policies resulting from the adoption of IFRS 17 will be applied retrospectively, to the extent practicable. Under a full retrospective approach, Aegon:

◆	Identifies, recognizes and measures each group of contracts as if IFRS 17 had always been applied;
◆	Derecognizes previously reported balances that would not have existed if IFRS 17 had always been applied; and
◆	Recognizes any resulting net difference in equity.
Aegon considers the full retrospective approach to be impracticable if its application requires hindsight, for example in setting historical assumptions, or if the required historical input data cannot be made available within reasonable efforts. The latter might be concluded if information is not, or no longer, available electronically and incorporating it into the IFRS 17 reporting process would be expected to induce high costs and efforts.
If the retrospective application of IFRS 17 to a group of contracts is impracticable, either the modified retrospective approach or the fair value approach will be applied. The objective of the modified retrospective approach is to achieve the closest outcome to retrospective application possible. Under the fair value approach, the carrying amount of a group of insurance contracts at transition is determined in accordance with IFRS 13 Fair Value Measurement but with the exclusion of the guidance on demand features. The modified retrospective approach may only be applied if there is sufficient reasonable and supportable information available to do so. For groups of contracts that are eligible for both the modified retrospective approach and the fair value approach, the transition method will be elected based on a mix of operational and financial considerations.
Notwithstanding the foregoing, Aegon will apply the fair value approach to groups of contracts with direct participation features to which it could have applied IFRS 17 fully retrospectively, where the following applies:

◆	Aegon intends to apply risk mitigation to the group of contracts prospectively from the transition date, and
◆	Prior to transition, Aegon used derivatives, other financial instruments classified as ‘fair value through profit or loss’ or reinsurance contracts to mitigate financial risk arising from that group of contracts.
IFRS 17 will be applied fully retrospectively to insurance contracts issued in 2021 and to a limited number of product groups issued in earlier years, except for life insurance contracts issued in the Netherlands which is transitioned using the fair value

136	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 2

approach. The modified retrospective approach will be applied to Investment Only Variable Annuities written in the Americas from 2009 to 2020, Universal Life contracts issued in Asia in 2015 and in 2016, and certain products written by Aegon’s joint ventures in Spain and Portugal. The remainder of the in-force portfolio will transition to IFRS 17 using the fair value approach.
In estimating the fair value of insurance contracts for the transition to IFRS 17, Aegon applied a methodology whereby the estimated future cash flows were adjusted for known differences between the IFRS 17 and market valuation methodologies (such as the inclusion of investment expenses for all product types) and the risk adjustment was recalculated at a higher confidence level to reflect the additional compensation that a market participant would require for financial risk and the remaining contractual services that need to be provided. Where possible the results were compared to market-observable transactions, such as recent reinsurance transactions entered into by Aegon and sales transactions of insurance portfolios and businesses (including the sale of Aegon the Netherlands to a.s.r.).
Under IFRS 17, Aegon will elect to disaggregate the insurance finance income and expenses between profit or loss and OCI for certain groups of contracts without direct participating features that are issued in the Americas and Asia. The balance recognized in OCI will be determined retrospectively where possible or, alternatively, has been set to nil at the transition date. The latter applies, for example, to the fixed deferred annuities, indexed universal life and other life insurance products with indirect participating features issued in the Americas.
When applying IFRS 17 retrospectively, the carrying amount of goodwill from previous business combinations will not be adjusted.
IFRS 9 Financial instruments
Aegon adopts IFRS 9 as issued by the IASB in July 2014, with a date of initial application of January 1, 2023 and a transition date of January 1, 2022, which results in changes in accounting policies and adjustments to the amounts previously recognized in the financial statements. Aegon did not early adopt IFRS 9 in previous periods.
For the transition to IFRS 9 and IFRS 17 in the financial statements of 2023, Aegon has decided, based on the amendment to IFRS 17, to apply the overlay approach for 2022 including impairment requirements. As the overlay approach can only be applied in periods where IFRS 17 comparatives are restated, 2021 as comparative period will not be restated for IFRS 9 (nor IFRS 17).
a) Changes compared to previous accounting policies
The adoption of IFRS 9 results in changes in Aegon’s accounting policies for recognition, classification and measurement of financial assets and financial liabilities, impairment of financial assets and hedge accounting. IFRS 9 also significantly amends other Standards dealing with financial instruments such as IFRS 7 ‘Financial Instruments: Disclosures’.
Classification and measurement
Under IFRS 9, classification and measurement differ for debt instruments and equity instruments.
Debt instruments are those instruments that meet the definition of a financial liability from the issuer’s perspective, such as mortgage loans, private loans, and government and corporate bonds. Classification and subsequent measurement depend on:

◆	Aegon’s business model for managing the asset;
◆	The cash flow characteristics of the asset; and
◆	The designation at FVPL to eliminate or significantly reduce an accounting mismatch or recognition inconsistency.
The Group determines its business model at the level that best reflects how it manages groups of financial assets to achieve its business objective. The Group’s business model is not assessed on an instrument-by-instrument basis, but at a higher level of aggregated portfolios and is based on observable factors, such as:

◆	How the performance of the business model and the financial assets held within that business model are evaluated and reported to the Group’s senior management;
◆	The risks that affect the performance of the business model and the financial assets held within it. In particular, the way those risks are managed;
◆	How the Group management is compensated, i.e. whether the compensation is based on the fair value of the assets managed or on the contractual cash flows collected;
◆	The expected frequency, value and timing of sales are also important aspects of the Group’s assessment.

Aegon Annual Report on Form 20-F 2022 | 137

About Aegon Governance and risk management Financial information Non-financial information

Where the business model is to hold assets to collect contractual cash flows or to collect contractual cash flows and cash flows from the sale of the asset, Aegon assesses whether the financial instruments’ cash flows represent solely payments of principal and interest (the ‘SPPI test’). In making this assessment, Aegon considers whether the contractual cash flows are consistent with a basic lending arrangement i.e. interest includes only consideration for the time value of money, credit risk, other basic lending risks and a profit margin that is consistent with a basic lending arrangement. Where the contractual terms introduce exposure to risk or volatility that are inconsistent with a basic lending arrangement, the related financial asset is classified and measured at fair value through profit or loss.
Based on these factors, Aegon classifies its debt instruments into one of the following three measurement categories:

◆	Amortized cost (‘AC’): Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest (‘SPPI’), and that are not designated at FVPL, are measured at amortized cost. The carrying amount of these assets is adjusted by any expected credit loss allowance recognized
◆	Fair value through other comprehensive income (‘FVOCI’): Financial assets that are held for collection of contractual cash flows and for selling the assets, where the assets’ cash flows represent solely payments of principal and interest, and that are not designated at FVPL, are measured at FVOCI.
◆	Fair value through profit or loss (‘FVPL’): Assets that do not meet the criteria for amortized cost or FVOCI are measured mandatorily at fair value through profit or loss.
Aegon performed a detailed analysis of its business models for managing financial assets and analysis of their cash flow characteristics. This leads to a classification of most of the mortgage, consumer, and private loan portfolios within Aegon’s non-insurance entities as measured at AC, given that the cash flows on these contracts represent solely payment of principal and interest, and they fit the business model hold-to-collect. For the most significant part of Aegon’s insurance entities, debt instruments will be classified as FVOCI because they fit the business model of hold-to-collect and sell, and their cash flows represent solely payment of principal and interest. However, financial assets within Aegon’s European insurance entities will be designated at FVPL to minimize accounting mismatches.
Equity instruments are instruments that meet the definition of equity from the issuer’s perspective; that is, instruments that do not contain a contractual obligation to pay and that evidence a residual interest in the issuer’s net assets. Examples of equity instruments include basic ordinary shares. Under IFRS 9, equity investments do not qualify for amortized cost or FVOCI treatment because they would fail the contractual cash flow characteristics assessment (cash flows are typically declared dividends at the discretion of the issuer, instead of interest). Thus, equity investments would generally only qualify for FVTPL treatment and not subject to impairment under expected credit loss model.
However, IFRS 9 allows the entity to make an irrevocable election at initial recognition to present changes in the fair value of equity investment in OCI rather than profit or loss. The equity investments designated as FVOCI are not subject to impairment under expected credit loss model. Aegon has not elected for this option for equity investments.
Financial liabilities are to be classified as subsequently measured at amortized cost, except financial liabilities measured at fair value through profit or loss, financial liabilities arising from the transfer of financial assets which did not qualify for derecognition, and financial guarantee contracts and loan commitments.
Impairment
The IAS 39 impairment methodology was based on an ‘incurred loss’ model, which means that an allowance was determined when an instrument was deemed credit-impaired. Under IFRS 9, Aegon will assess on a forward-looking basis the expected credit losses (‘ECL’) associated with its debt instrument assets carried at amortized cost and FVOCI. Aegon recognizes a loss allowance for such losses at each reporting date. The measurement of ECL reflects:

◆	An unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes;
◆	The time value of money; and
◆	Reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.
When incorporating forward looking information, consideration should be given to the relevance of the information (and the availability of more relevant information) for each specific financial instrument or group of financial instruments. Forward looking information that is relevant for one financial instrument may not be relevant or as relevant for other financial instruments depending on the specific drivers of credit risk. To the extent relevant, forward-looking information used for the measurement of ECLs it needs to be consistent with that used for the assessment of a significant increase in credit risk.

138	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 2

The IFRS 9 ECL model of the Group will generally employ a Probability of Default (PD) / Loss Given Default (LGD) / Exposure at Default (EAD) methodology; each model consists of multiple sub-models that are used to generate the measurement of expected credit loss. The LGN (Loss Given No-cure) represents the expectation of the extent of the loss on an exposure that defaults without cure. The LGN varies by type and amount of exposure, and type and amount of collateral available, the presence of other credit support, the duration of default, and the macro-economic forecast. The LGN is expressed as a percentage loss per unit of exposure at the time of default. The LGN is calculated for each future quarter. Credit losses are calculated as the product of projected PD, LGD and EAD and are discounted using an appropriate discount rate. The ECL is determined as the probability weighted discounted credit losses that are determined for different scenarios (i.e., base, positive, adverse).
IFRS 9 outlines a ‘three-stage’ model for impairment based on relative changes in credit quality since initial recognition:

◆	A financial instrument that is not credit-impaired on initial recognition is classified in ‘Stage 1’ and has its credit risk continuously monitored by the Group.
◆	If a significant increase in credit risk (‘SICR’) since initial recognition is identified, the financial instrument is moved to ‘Stage 2’ but is not yet deemed to be credit-impaired.
◆	If the financial instrument is credit-impaired, the financial instrument is then moved to ‘Stage 3’.
Financial instruments in Stage 1 have their Expected Credit Loss (ECL) measured at an amount equal to the portion of lifetime expected credit losses that result from default events possible within the next 12 months. Financial instruments in Stages 2 or 3 have their ECL measured based on expected credit losses on a lifetime basis. Purchased or originated credit-impaired financial assets are those financial assets that are credit-impaired on initial recognition. Their ECL is always measured on a lifetime basis.
Aegon considers a financial instrument to have experienced a significant increase in credit risk when specific criteria have been met which are determined for each class of financial instruments. These criteria involve quantitative, qualitative or backstop indicators. Examples of quantitative indicators include relative changes in forward-in-time probability of default, which represents a hybrid Point-in-Time (PiT) where the PD is appropriately adjusted for forward-looking information, or relative changes in rating. For specific assets Aegon uses qualitative indicators like a watchlist approach. Backstop indicators are also defined and are set specific per asset class. Aegon uses the low credit risk exemption for specific assets that are of low credit risk (i.e. investment grade or internal credit ratings that are consistent with the definition of low credit risk). Aegon’s definition of default involves qualitative and quantitative criteria defined at asset class level. Backstop criteria of 90 days past due is generally applied for all asset classes, except for private loans and debt securities and deposits with financial institutions, where 5 days past due is determined. Qualitative criteria include distressed restructuring, foreclosure, breach of significant covenants without reasonably supportable waiver obtained, bankruptcy or an equivalent of an injunction for the obligor, and an internal or external credit rating falling to D.
The allowance for instruments that are credit impaired under IAS 39 will generally align with the Stage 3 category of IFRS 9. However, within the expected loss framework of IFRS 9 the entire portfolio of financial instruments will be assigned an impairment allowance through the additions of the 12-month ECL category (stage 1) and the Lifetime ECL Non-credit-impaired (Stage 2), generally leading to increases in the overall allowances.
Hedge accounting
The Group has elected to adopt the new hedge accounting model in IFRS 9. This requires the Group to ensure that hedging relationships are aligned with its risk management objectives and strategy and to apply a more qualitative and forward-looking approach to assessing hedge effectiveness.
b) Transition
Any adjustments to the carrying amounts of financial assets and liabilities will be recognized in the opening retained earnings and other reserves at the date of transition, January 1, 2022.

Aegon Annual Report on Form 20-F 2022 | 139

About Aegon	Governance and risk management	Financial information	Non-financial information

Effects of initial adoption of IFRS 9 and IFRS 17
The transition to IFRS 9 and IFRS 17 changes Aegon’s balance sheet significantly. The main changes are:

◆	DPAC and VOBA will no longer be recognized as separate assets;
◆	Residential mortgages related to the insurance entities in the Netherlands will be measured at fair value through P&L instead of at amortized cost;
◆	Insurance liabilities are measured at fulfillment value which represents the present value of future cashflow to fulfill insurance contracts, including a risk adjustment for non-financial risk. Interest rate movements impacting the fulfillment value flow through P&L or OCI, depending on the accounting policy choice. Aegon Americas applies the OCI option for certain groups of contracts, whereas Aegon the Netherlands and Aegon UK apply the P&L option. These choices are aligned with the measurement of the related assets to ensure an accounting match for market movements on assets and liabilities;
◆	On top of the fulfillment value, a contractual service margin (CSM), reflecting unearned profits, is added to the insurance liabilities.
The effect of transition to IFRS 9 and IFRS 17 on the opening balance of shareholders’ equity in the comparative period in the consolidated financial statements on January 1, 2022 are presented in the table below. Please note that as stated earlier, the impacts on the opening balance are indicative and the numbers can therefore change.
The impact on shareholders’ equity of the implementation of IFRS 9 and IFRS 17 is estimated to be a decrease of approximately EUR 12.6 billion. This is mainly due to a release of the revaluation reserve of financial assets that are reclassified under IFRS 9 and the establishment of a revaluation reserve for interest rate movements on insurance liabilities under IFRS 17 where these are allocated to Other Comprehensive Income (net decrease of approximately EUR 9.0 billion). The remaining impact on shareholders’ equity (estimated net decrease of approximately EUR 3.6 billion) is largely attributable to the establishment of the CSM, partly offset by the net effect of remeasuring the insurance liabilities. The latter reflecting lower fulfillment cashflows under IFRS 17 compared to the IFRS 4 insurance liabilities net of DPAC / VOBA. The estimated CSM before tax, at January 1, 2022, amounts to approximately EUR 11.8 billion. After tax the CSM is estimated to amount to approximately EUR 9.2 billion.

In EUR billion	Shareholders’ equity	Revaluation reserves
Balances as at January 1, 2022, as previously reported	23.8	6.4
Impact of the change in accounting policies (IFRS 9 and 17)	(12.6)	(9.0)
Restated balances as at January 1, 2022	11.2	(2.6)
Temporary exemption from applying IFRS 9 Financial Instruments
Application of IFRS 9 is required for annual periods beginning on or after January 1, 2018. However, on May 18, 2017, the IASB published the final version of the IFRS 17 Insurance Contracts standard. Prior to its finalization, the IASB issued an amendment to IFRS 4 Insurance Contracts (the predecessor standard to IFRS 17) that provides for a qualifying insurer a temporary exemption that permits, but does not require, the insurer to apply IAS 39 rather than IFRS 9 for annual periods beginning before January 1, 2021 (i.e., a temporary exemption of IFRS 9). The objective of the amendment is to address the temporary accounting consequences of the different effective dates of IFRS 9 and IFRS 17. This amendment was endorsed by the European Union in November 2017.
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
Aegon performed this analysis at December 31, 2015, and concluded that it meets the requirements for the temporary exception as 94% of its liabilities are connected with insurance activities. As a result, Aegon elected to make use of the temporary exemption of IFRS 9 until January 1, 2023.

140	Aegon Annual Report on Form 20-F 2022

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
Fair value changes
The table below presents an overview of the fair value of the classes of financial assets as of December 31, 2022, as well as the change in fair value during the reporting period. The asset classes are divided into two categories:

◆	SPPI: assets of which cash flows represent solely payments of principal and interest (SPPI) on an outstanding principal amount, excluding any financial assets that meet the definition of held for trading in IFRS 9, or that are managed and whose performance is evaluated on a fair value basis; and
◆	Other: all financial assets other than those specified in SPPI:
◆	with contractual terms that do not give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding;
◆	that meet the definition of held for trading in IFRS 9; or
◆	that are managed and whose performance are evaluated on a fair value basis.

		2022 1)		2021
			Change in
		Fair value at	fair value	Fair value at	Change in fair
		the end of	during the	the end of	value during
		the reporting	reporting	the reporting	the reporting
Financial assets at fair value		period	period	period	period
Shares 2)	SPPI	39	8	44	10
	Other	345	(33)	618	36
Debt securities	SPPI	52,363	(14,000)	93,234	(3,132)
	Other	1,284	(182)	3,961	(75)
Money Markets and other short-term investments	SPPI	2,631	10	2,324	(0)
	Other	2,982	1	2,586	-
Mortgage loans	SPPI	9,245	(1,199)	44,366	(195)
	Other	-	-	-	-
Private loans	SPPI	-	-	5,474	(267)
	Other	15	(26)	36	(10)
Deposits with financial institutions	SPPI	45	-	52	-
	Other	-	-	-	-
Policy loans	SPPI	1	-	1	-
	Other	2,042	-	1,892	(0)
Other financial assets	SPPI	-	-	-	-
	Other	4,566	179	5,598	724
At December 31		75,557	(15,241)	160,187	(2,909)

1	2022 excludes the assets of the disposal group, which are separately disclosed in note 51 Discontinued operations.
2	The SPPI-compliant shares include preferred equity instruments.
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

Aegon Annual Report on Form 20-F 2022 | 141

About Aegon	Governance and risk management	Financial information	Non-financial information

Credit Risk
The table below details the credit risk rating grades, as of December 31, 2022, for financial assets with cash flows that are SPPI, excluding any financial assets that meet the definition of held for trading in IFRS 9, or that are managed and whose performance is evaluated on a fair value basis. The tables show the carrying value of those financial assets applying IAS 39 (in the case of financial assets measured at amortized cost, before adjusting for any impairment allowances).

SPPI compliant financial assets at carrying value	AAA	AA	A	BBB	BB	B	CCC or lower	Not Rated	Total
2022 1)

Shares – Carried at fair value	-	-	-	22	8	-	9	-	39

Debt securities – Carried at fair value	9,251	4,270	16,398	19,779	1,424	594	647	-	52,363

Money market and other short-term investments- carried at fair value	313	221	2,080	1	-	-	2	15	2,631

Mortgage loans– Carried at amortized cost	1,488	4,454	3,779	671	48	-	-	5	10,445

Private loans – Carried at amortized cost	-	-	-	-	-	-	-	-	-

Other financial assets – Carried at fair value	-	-	6	1	-	-	-	39	46

At December 31	11,052	8,944	22,263	20,474	1,480	594	658	59	65,524
2021

Shares – Carried at fair value	-	-	-	23	13	-	8	-	44

Debt securities – Carried at fair value	26,076	10,195	24,916	28,524	1,828	918	754	24	93,234

Money market and other short-term investments- carried at fair value	25	120	1,986	193	-	-	-	-	2,324

Mortgage loans– Carried at amortized cost	1,383	4,221	3,301	519	59	-	-	31,141	40,624

Private loans – Carried at amortized cost	2,607	216	189	1,050	44	-	-	744	4,850

Other financial assets – Carried at fair value	-	-	13	1	-	18	-	21	53

At December 31	30,090	14,752	30,405	30,310	1,944	936	762	31,930	141,128

1	2022 excludes the assets of the disposal group, which are separately disclosed in note 51 Discontinued operations.
For assets that do not qualify for the low credit risk exemption (assets rated below BBB or not rated) and of which cash flows represent SPPI, excluding any financial assets that meet the definition of held for trading in IFRS 9, or that are managed and whose performance is evaluated on a fair value basis, the table below provides the credit risk exposure from the financial assets held by Aegon
1
. The financial assets are categorized by asset class with a carrying amount and fair value measured in accordance with IAS 39 measurement requirements.

	2022 1)		2021
SPPI compliant financial assets rated BB or below	Carrying amount	Fair value	Carrying amount	Fair value

Shares – Carried at fair value	17	17	21	21

Debt securities – Carried at fair value	2,665	2,665	3,524	3,524

Money market and other short-term investments – Carried at fair value	17	17	-	-

Mortgage loans – Carried at amortized cost	53	40	31,200	34,254

Private loans – Carried at amortized cost	-	-	788	816

Deposits with financial institutions – Carried at amortized cost	38	38	38	38

Other financial assets – Carried at fair value	1	1	1	1

At December 31	2,791	2,777	35,572	38,654

1	2022 excludes the assets of the disposal group, which are separately disclosed in note 51 Discontinued operations.

1	Mortgage loans with no low credit risk are defined as being more than 90 days past due, in line with regulatory guidelines.

142	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 2

Investments in joint ventures and associates
All Aegon’s equity accounted investments continue to apply IAS 39. Except Santander Vida Seguros y Reaseguros S.A. (‘Santander Spain Life’) and Aegon Industrial Fund Management Co.Ltd. (‘AIFMC’), Aegon does not hold any other individually material joint-venture or associate. As most of AIFMC financial assets are measured at fair value through profit or loss, there is no material difference between the financial statements of AIFMC under IFRS 9 and IAS 39. Refer to note 25 Investments in joint ventures and associates for more detailed information on these joint ventures. As the remaining joint ventures and associates are not material on a consolidated level, the additional information required by IFRS 4 for electing the temporary exemption is not disclosed for these entities. The additional information for Santander Spain Life is presented below:

		2022 1)		2021
Financial assets at fair value		Fair value at the end of the reporting period	Change in fair value during the reporting period	Fair value at the end of the reporting period	Change in fair value during the reporting period
Debt securities	SPPI	178	-	178	8

	Other	-	-	-	-

Money Markets and other short-term investments	SPPI	-	-	-	-

	Other	12	-	10	-

Other financial assets	SPPI	-	-	-	-

	Other	836	(33)	-	-

At December 31		1,026	(33)	188	8

1	2022 excludes the assets of the disposal group, which are separately disclosed in note 51 Discontinued operations.

SPPI compliant financial assets at carrying value	AAA	AA	A	BBB	BB	B	CCC or lower	Not Rated	Total
2022 1)
Debt securities – Carried at fair value	6	13	123	35	-	-	-	-	178

At December 31	6	13	123	35	-	-	-	-	178
2021
Debt securities – Carried at fair value	8	13	120	37	-	-	-	-	178

At December 31	8	13	120	37	-	-	-	-	178

1	2022 excludes the assets of the disposal group, which are separately disclosed in note 51 Discontinued operations.
Subsidiaries, joint ventures and associates applying IFRS 9 in their statutory accounts
Information on the application of IFRS 9 by principal subsidiaries and joint ventures that for statutory purposes cannot elect to defer the effective date of IFRS 9 can be found in the publicly available statutory annual reports on www.aegon.nl and/or the Chamber of Commerce. This information is not part of the audited consolidated financial statements of Aegon N.V. The related entities are:
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

Aegon Annual Report on Form 20-F 2022 | 143

About Aegon	Governance and risk management	Financial information	Non-financial information

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
Transactions with non-controlling interests
Transactions with non-controlling interests are accounted for as transactions with owners. Therefore, disposals to non-controlling interests and acquisitions from non-controlling interests, not resulting in losing or gaining control of the subsidiary are recorded in equity. Any difference between consideration paid or received and the proportionate share in net assets is accounted for in equity attributable to shareholders of Aegon N.V.
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

144	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 2

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
Discontinued operations
To qualify as a discontinued operation, Aegon requires a disposal group to be presented as a separate line of business or geographical segment. When Aegon classifies its component comprising of a cash generating unit or multiple cash generating units as a disposal group, it presents the performance of this component as discontinued operation in the statement of comprehensive income and makes separate disclosures with the analysis of the net result from discontinued operations, and cash-flow information. Aegon re-presents comparative information in the statement of comprehensive income and disclosures to reflect the prior years’ net result attributable to the operations discontinued until the end of the latest period.

Aegon Annual Report on Form 20-F 2022 | 145

About Aegon	Governance and risk management	Financial information	Non-financial information

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

146	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 2

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
All remaining non-derivative financial assets are classified as available-for-sale.

Aegon Annual Report on Form 20-F 2022 | 147

About Aegon	Governance and risk management	Financial information	Non-financial information

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

148	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 2

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

Aegon Annual Report on Form 20-F 2022 | 149

About Aegon	Governance and risk management	Financial information	Non-financial information

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
When the uncertainty arising from IBOR reform is no longer present with respect to the hedged risk or the timing and the amount of interest rate benchmark-based cash flows of the hedged item or of the hedging instrument, the hedge documentation is amended to reflect the changes required by IBOR reform (i.e. a change results directly from IBOR reform and occurs on an economically equivalent basis). For this purpose, the hedge designation is amended only to make one or more of the following changes:

◆	designating an alternative benchmark rate as the hedged risk;
◆	amending the description of the hedged item, including the description of the designated portion of the cash flows or fair value being hedged;
◆	amending the description of the hedging instrument; or
◆	amending the description of the method for assessing hedge effectiveness.
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

150	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 2

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

Aegon Annual Report on Form 20-F 2022 | 151

About Aegon	Governance and risk management	Financial information	Non-financial information

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

152	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 2

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

Aegon Annual Report on Form 20-F 2022 | 153

About Aegon	Governance and risk management	Financial information	Non-financial information

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

154	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 2

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
c. Impairment of equity instruments
For equity instruments, objective evidence of impairment of an investment in an equity instrument classified as available-for-sale includes information about significant changes with an adverse effect that have taken place in the technological, market, economic or legal environment in which the issuer operates, and indicates that the cost of the investment in the equity instrument may not be recovered. A significant or prolonged decline in fair value below initial cost is also considered objective evidence of impairment and always results in a loss being recognized in the income statement. Significant or prolonged decline is defined as an unrealized loss position for generally more than six months or a fair value of less than 80% of the cost price of the investment. Equity investments are impaired to the asset’s fair value and any unrealized gain or loss previously recognized in shareholders’ equity is taken to the income statement as an impairment loss. The amount exceeding the balance of previously recognized unrealized gains or losses is recognized in the income statement. If an available for sale equity security is impaired based upon Aegon’s qualitative or quantitative impairment criteria, any further declines in the fair value at subsequent reporting dates are recognized as impairments. Therefore, at each reporting period, for an equity security that is determined to be impaired based upon Aegon’s impairment criteria, an impairment is recognized for the difference between the fair value and the original cost basis, less any previously recognized impairments.
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

Aegon Annual Report on Form 20-F 2022 | 155

About Aegon	Governance and risk management	Financial information	Non-financial information

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

156	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 2

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

Aegon Annual Report on Form 20-F 2022 | 157

About Aegon	Governance and risk management	Financial information	Non-financial information

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

158	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 2

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

Aegon Annual Report on Form 20-F 2022 | 159

About Aegon	Governance and risk management	Financial information	Non-financial information

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

160	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 2

Profit or loss recognition
The cost of the defined benefit plans are determined at the beginning of the year and comprise the following components:

◆	Current year service cost which is recognized in profit or loss; and
◆	Net interest on the net defined benefit liability (asset) which is recognized in profit or loss.
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
The withholding of shares to fund the payment to the tax authorities in respect of the employee’s withholding tax obligation associated with the share-based payment is accounted for as a deduction from equity for the shares withheld, except to the extent that the payment exceeds the fair value at the net settlement date of the equity instruments withheld.

Aegon Annual Report on Form 20-F 2022 | 161

About Aegon	Governance and risk management	Financial information	Non-financial information

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
2.26 Premium income
Gross premiums, including recurring and single premiums, from life and non-life insurance and investment contracts with discretionary participation features are recognized as revenue when they become receivable. A portion of the single premiums are deferred over the benefit period of the contract as unearned premium reserve. For products where deposit accounting is required, the deposits are not reflected as premium income, but are recognized as part of the financial liability. For these products the surrender charges and charges assessed have been included in gross premiums.
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

162	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 2

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

Aegon Annual Report on Form 20-F 2022 | 163

About Aegon	Governance and risk management	Financial information	Non-financial information

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

164	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 3

Macro-economic context
In 2022, the Russian invasion of Ukraine caused a humanitarian crisis and also impacted global financial markets and caused significant economic turbulence. Aegon closely monitors financial and wider economic developments to understand our exposure to potential shocks in the markets where we invest, and Aegon works proactively to mitigate related risks. The inflation rates for the main economies that Aegon is exposed to increased significantly. Aegon has implemented an inflation hedge covering liabilities with conditional indexation rights in the Netherlands to address the uncertainty around the rise in inflation. In the United States, the inflation risk within long-term care claims derives primarily from wage inflation, which Aegon mitigate by offering customers downgrades of the maximum daily benefit as an alternative to premium rate increases. In addition, Aegon’s expense savings program helps to mitigate the impact of rising inflation.
High inflation has prompted central banks to start raising interest rates significantly. As a consequence, interest rates have increased significantly in Aegon’s main markets compared to December 31, 2021. Equity markets in Aegon’s three main markets decreased in 2022 compared to an increase of equity markets in 2021. Additionally, credit spreads have widened in 2022 and affected Aegon’s results negatively.
Uncertainty resulting from COVID-19
In 2022 the COVID-19 pandemic continued to cause disruption to business, markets, and the industry. Progress on vaccinations has reduced the spread of COVID-19 and will likely continue to reduce the effects of the public health crisis on the economy. However, the pace of vaccinations has slowed down, and new strains of the virus and reduced availability of healthcare remain risks.
In 2022, Aegon’s operating result in the Americas was impacted by EUR 147 million of adverse mortality in Life (2021: EUR 345 million). Claims directly attributable to COVID-19 as the cause of death are the main driver for the adverse mortality. Compared to 2021, US COVID-19 related claims have declined significantly in 2022. Favorable morbidity experience in Accident & Health and is mostly related to Long-Term Care insurance with higher claims terminations due to higher mortality and discharges from care facilities. In 2022, Aegon continued to observe positive morbidity in Long-Term Care, but less favorable when compared to prior year. By the end of 2022, LTC morbidity was close to expectations. During 2022, Aegon released the remaining Long-Term Care incurred but not reported (IBNR) reserve established during the peak of the pandemic.
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
Management’s assessment of going concern
The consolidated financial statements of Aegon have been prepared assuming a going concern basis of accounting based on the reasonable assumption that the Company is, and will be, able to continue its normal course of business in the foreseeable future. Relevant facts and circumstances relating to the consolidated financial position on December 31, 2022, were assessed in order to reach the going concern assumption. The main areas assessed are the financial performance, capital adequacy, financial position and flexibility, liquidity, ability to access capital markets, leverage ratios and the level of Cash Capital at Holding. For further details refer to note 43 Capital management and solvency. Considering all these areas management concluded that the going concern assumption for Aegon is appropriate in preparing the consolidated financial statements.
Valuation of assets and liabilities arising from life insurance contracts
The valuation of certain assets and liabilities arising from insurance contracts is developed using complex valuation models. The liability for life insurance contracts with guaranteed or fixed account terms is either based on current assumptions, on the assumptions established at inception of the contract, reflecting the best estimates at the time increased with a margin for adverse deviation, or on the valuation assumptions (historical cost), without risk margin. All contracts are subject to liability adequacy testing which reflects management’s current estimates of future cash flows (including investment returns). To the extent that the liability is based on current assumptions, a change in assumptions will have an immediate impact on the income statement. Also, if a change in assumption results in not passing the liability adequacy test, the entire deficiency is recognized in the income statement. To the extent that the deficiency relates to unrealized gains and losses on available-for-

Aegon Annual Report on Form 20-F 2022 | 165

About Aegon	Governance and risk management	Financial information	Non-financial information

sale investments, the additional liability is recognized through other comprehensive income in the related revaluation reserve in shareholders’ equity.
Aegon the Netherlands, as required locally, adjusts the outcome of the liability adequacy test for the difference between the fair value and the book value of the assets that are measured at amortized cost in the statement of financial position. Mortgage loans and private loans are the primary asset classes for which the difference between the fair value and the book value of assets impacts the LAT. For details on the fair value (measurement) of Aegon’s assets and liabilities, please refer to note 44 Fair value and to note 51 Discontinued operations.
Some insurance contracts without a guaranteed or fixed contractual term contain guaranteed minimum benefits. Depending on the nature of the guarantee, it may either be bifurcated and presented as a derivative, or be reflected in the value of the insurance liability in accordance with local accounting principles. Given the dynamic and complex nature of these guarantees, stochastic techniques under a variety of market return scenarios are often used for measurement purposes. Such models require management to make numerous estimates based on historical experience and market expectations. Changes in these estimates will immediately affect the income statement. Refer to note 36 “Guarantees in insurance contracts” for more information.
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

166	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 3

Actuarial assumption and model updates
Assumptions are reviewed periodically in the second quarter for the Americas and in the fourth quarter for Europe and Asia, based on historical experience, observable market data, including market transactions such as acquisitions and reinsurance transactions, anticipated trends and legislative changes. Similarly, the models and systems used for determining our liabilities are reviewed periodically and, if deemed necessary, updated based on emerging best practices and available technology.
During 2022, Aegon implemented actuarial assumption and model updates resulting in a net EUR 480 million charge to result before tax (2021: EUR 298 million charge). This is mainly related to Aegon’s businesses in the Americas and the Netherlands.
Assumption changes and model updates in the Americas led to a net adverse impact of EUR 354 million and is mainly driven by charges from reinsurance rate increases and various actuarial assumption updates. The latter mainly related to updated policyholder behaviour and mortality assumption in Individual Life.
Assumption changes and model updates in the Netherlands led to an unfavorable impact of EUR 118 million and is mainly related to adverse impacts of the annual update of the mortgage conditional prepayment rate and expense methodology.
For the years 2020 through 2022, Aegon kept its long-term equity market return assumption for the estimated gross profits on variable life and variable annuity products in the Americas at 8%. The long term credit spread assumption, net of assumed defaults and expenses, on our most common corporate bonds is 120bps. The 90-day Treasury yield was 4.70%, 0.14% and 0.15% at December 31, 2022, 2021 and 2020 respectively. During 2022, the 90-day Treasury yield was assumed to have a uniform grading over 10 years to 2.25%, which was a change from the assumption during 2021 and 2020 of grading over 10 years to 2.0% and 1.5%, respectively. On a quarterly basis, the estimated gross profits are updated for the difference between the estimated market return and the actual market return.
Sensitivities
Please note that the sensitivities listed in the disclosures below represent sensitivities to Aegon’s position at the balance sheet date for the respective years, and are measured in accordance with IFRS 4 and IAS 39. The sensitivities reflect single shocks where other elements remain unchanged. Real world market impacts (e.g. lower interest rates and declining equity markets) may happen simultaneously which can lead to more severe combined impacts and may not be equal to the sum of the individual sensitivities presented in the disclosure.
Sensitivity on variable annuities and variable life insurance products in the United States
Sensitivity analysis of DPAC and VOBA balances to changes in in expected long-term equity growth rate

	2022	2021

Estimated approximate effect	DPAC /VOBA	DPAC /VOBA

1% decrease in the expected long-term equity growth rate	(113)	(95)
The DPAC and VOBA balances for these products in the United States amounted to EUR 2.1 billion at December 31, 2022 (2021: EUR 2.1 billion).

Aegon Annual Report on Form 20-F 2022 | 167

About Aegon Governance and risk management Financial information Non-financial information

Sensitivity analysis of net result to changes in various underwriting risks

	2022	2021

Estimated approximate effect	Net Result	Net Result

10% increase to mortality assumption	(222)	(128)

20% increase in the lapse rate assumption	15	71
Any reasonably possible changes in the other assumptions Aegon uses to determine EGP margins (i.e. maintenance expenses) would reduce net result by less than EUR 14 million (2021: EUR 8 million).
Sensitivity on long term care (LTC) products in the United States
After tax sensitivities of significant product liability assumptions on the LTC IFRS after-tax Gross Present Value Reserve (GPV) are indicated below. The GPV is the liability as determined on a best estimate assumption basis.
Sensitivity analysis of GPV to changes in various underwriting risks

	2022	2021
Estimated approximate effect	GPV	GPV
5% increase in the utilization rates	208	195

5% decrease in the utilization rates	(222)	(201)

10% decrease expected mortality	129	122

10% increase expected mortality	(123)	(114)
Removing the morbidity improvement assumption, which is a component of the utilization assumption, would result in a GPV increase of approximately EUR 349 million (2021: EUR 309 million), of which EUR 233 million (2021: EUR 194 million) relates to the loss recognition block.
Removing future mortality improvement would result in a GPV decrease of approximately EUR 100 million (2021: EUR 112 million).
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

168	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 4

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

Aegon Annual Report on Form 20-F 2022 | 169

About Aegon	Governance and risk management	Financial information	Non-financial information

the direction and limits for the aggregated product-level programs. Significant or complex ALM strategies are approved at group level, and all programs are subject to Group Risk oversight.
Together with the ICRP, which guides ALM strategy, several other ERM policies govern concentration risk, liquidity risk, use of derivatives and securities lending and repos. As Aegon uses derivatives extensively, collateral calls can be significant depending on market circumstances. Liquidity is managed at legal entity level in the first instance with central coordination by Aegon N.V. The large US and Dutch units may use external market solutions to match projected liquidity requirements with funding.
Next to guidance, the Group level policies also provide limits to the Group’s exposure to major risks such as equity, interest rates, credit, and currency. The limits in these policies in aggregate remain within the Group’s overall tolerance for risk and the Group’s financial resources. Operating within this policy framework, Aegon employs risk management programs including ALM processes and models and hedging programs (which are largely conducted via the use of financial derivative instruments). These risk management programs are in place in each country unit and are not only used to manage risk in each unit, but are also part of the Group’s overall risk strategy.
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

170	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 4

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
Certain information in this note is presented per segment, please refer to note 5 Segment information for the definition of Aegon’s segments.
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

Aegon Annual Report on Form 20-F 2022 | 171

About Aegon	Governance and risk management	Financial information	Non-financial information

2022 1)	Maximum exposure to credit risk	Cash	Securities	Letters of credit / guaran- tees	Real estate property	Master netting agree- ments	Other	Total collateral	Surplus collateral (or overcol- lateraliza- tion)	Net exposure
Debt securities - carried at fair value	53,647	-	-	96	-	-	-	96	-	53,551

Money market and other short-term investments - carried at fair value	5,613	-	312	-	-	-	-	312	23	5,324

Mortgage loans - carried at amortized cost	10,441	40	-	22	24,822	-	-	24,883	14,442	1

Private loans - carried at amortized cost	27	11	-	-	-	-	-	11	-	15

Other loans - carried at amortized cost	2,088	-	-	-	-	-	3,510	3,510	1,470	47

Other financial assets - carried at fair value	4,562	-	-	-	-	-	-	-	-	4,562

Derivatives	2,707	246	426	-	-	2,174	-	2,846	173	33

Reinsurance assets	21,184	-	14,162	103	-	-	-	14,265	-	6,919
At December 31	100,269	297	14,900	221	24,822	2,174	3,510	45,923	16,108	70,453

1	2022 excludes the assets of the disposal group, which are separately disclosed in note 51 Discontinued operations.

2021	Maximum exposure to credit risk	Cash	Securities	Letters of credit / guaran- tees	Real estate property	Master netting agree- ments	Other	Total collateral	Surplus collateral (or overcol- lateraliza- tion)	Net exposure
Debt securities - carried at fair value	97,195	-	-	221	-	-	-	221	-	96,974

Money market and other short-term investments - carried at fair value	4,910	-	330	-	-	-	-	330	21	4,601

Mortgage loans - carried at amortized cost	39,991	2,684	-	32	75,412	-	-	78,128	38,197	60

Private loans - carried at amortized cost	4,883	33	-	-	-	-	-	33	-	4,850

Other loans - carried at amortized cost	1,949	-	-	-	-	-	1,872	1,872	1,346	1,423

Other financial assets - carried at fair value	4,245	-	-	-	-	-	-	-	-	4,245

Derivatives	8,780	2,555	107	-	-	5,921	-	8,583	66	263

Reinsurance assets	20,992	-	3,784	77	-	-	-	3,861	-	17,131
At December 31	182,945	5,272	4,221	330	75,412	5,921	1,872	93,028	39,630	129,547
Investment exposure to Russia
In 2022, following the Russian invasion of Ukraine, Aegon has reduced its general account investment exposure to Russia from EUR 27 million to almost nil per December 31, 2022. The remaining investment positions currently cannot be sold as these investments are in companies which are in scope of international sanctions imposed on Russia following the invasion of Ukraine. Aegon has no operations in Russia.
Debt securities
Several bonds in Aegon’s Americas’ portfolio are guaranteed by Monoline insurers. This is shown in the table above in the column ‘Letters of credit / guarantees’.

172	Aegon Annual Report on Form 20-F 2022

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

Aegon Annual Report on Form 20-F 2022 | 173

About Aegon	Governance and risk management	Financial information	Non-financial information

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
At December 31, 2022, there was no violation of the Credit Name Limit Policy at Group level (2021: one).
At December 31, 2022, Aegon’s largest corporate credit exposures are to American United Mutual Insurance, Reinsurance Group of America, Bank of America and Berkshire Hathaway. Aegon had
large
government exposures, the largest being to the United States, the Netherlands and Germany. Highly rated government bonds and government exposure domestically issued and owned in local currency are excluded from the Credit Name Limit Policy.

Aegon group level long-term counterparty exposure limits are as follows:

Group limits per credit rating

Amounts in EUR million	2022	2021
AAA	900	900
AA	900	900
A	675	675
BBB	450	450
BB	250	250
B	125	125
CCC or lower	50	50

174	Aegon Annual Report on Form 20-F 2022

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

	Americas		United Kingdom		International
Credit rating general account investments,excluding reinsurance assets 2022	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value

AAA	1,488	12,124	-	55	-	91

AA	4,454	3,659	-	461	-	157

A	3,779	19,374	-	262	39	891

BBB	671	18,785	-	123	(5)	745

BB	48	1,434	-	1	-	71

B	-	592	-	-	-	13

CCC or lower	-	445	-	-	-	4

Assets not rated	2,035	4,525	-	582	9	9

Total	12,475	60,938	-	1,483	43	1,980

Past due and / or impaired assets	-	2,239	-	-	-	22

At December 31	12,475	63,178	-	1,483	43	2,001

	Asset Management		Total 2022 1) 2)
Credit rating general account investments, excluding reinsurance assets 2022	Amortized cost	Fair value	Amortized cost	Fair value	Total carrying value

AAA	-	135	1,488	12,404	13,892

AA	-	-	4,454	4,277	8,731

A	-	-	3,818	20,527	24,345

BBB	-	-	666	19,653	20,319

BB	-	-	48	1,505	1,553

B	-	-	-	605	605

CCC or lower	-	-	-	449	449

Assets not rated	-	1	2,081	5,235	8,167

Total	-	136	12,556	64,656	78,061

Past due and / or impaired assets	-	-	-	2,261	2,262

At December 31	-	136	12,556	66,917	80,323

1	Includes investments of Holding and other activities.
2	2022 excludes the assets of the disposal group, which are separately disclosed in note 51 Discontinued operations.

	Americas		The Netherlands		United Kingdom		International
Credit rating general account investments, excluding reinsurance assets 2021	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value

AAA	1,383	15,537	2,607	11,832	-	74	-	738

AA	4,219	4,438	216	6,474	-	586	-	699

A	3,301	20,888	128	10,636	-	384	52	2,610

BBB	519	21,894	1,050	4,458	-	202	(4)	3,311

BB	59	1,614	44	127	-	1	-	272

B	-	549	-	19	-	-	18	370

CCC or lower	-	441	-	19	-	-	-	13

Assets not rated	1,868	4,257	31,137	1,418	-	644	27	79

Total	11,349	69,618	35,182	34,983	-	1,893	93	8,093

Past due and / or impaired assets	2	2,044	176	17	-	-	-	116

At December 31	11,352	71,662	35,358	35,000	-	1,893	93	8,208

Aegon Annual Report on Form 20-F 2022 | 175

About Aegon	Governance and risk management	Financial information	Non-financial information

	Asset Management		Total 2021 1)
Credit rating general account investments, excluding reinsurance assets 2021	Amortized cost	Fair value	Amortized cost	Fair value	Total carrying value

AAA	-	295	3,989	28,476	32,465

AA	-	-	4,436	12,197	16,633

A	-	-	3,481	34,530	38,011

BBB	-	-	1,564	29,866	31,431

BB	-	-	103	2,015	2,118

B	-	-	18	938	956

CCC or lower	-	-	-	473	473

Assets not rated	-	2	33,053	6,474	39,527

Total	-	296	46,644	114,968	161,613

Past due and / or impaired assets	-	-	178	2,176	2,355

At December 31	-	296	46,823	117,145	163,967

1	Includes investments of Holding and other activities.

The following table shows the credit quality of the gross positions in the statement of financial position for general account reinsurance assets specifically:

	Carrying value 2022 1)	Carrying value 2021

AAA	-	-

AA	2,156	9,084

A	18,105	11,087

Below A	6	7

Not rated	917	813

At December 31	21,184	20,992

1	2022 excludes the assets of the disposal group, which are separately disclosed in note 51 Discontinued operations.
Credit risk concentration
The tables that follow present specific credit risk concentration information for general account financial assets.

Credit risk concentrations – debt securities and money market investments 2022	Americas	United Kingdom	International	Asset Management	Total 2022 1)	Of which past due and / or impaired assets

Residential mortgage-backed securities (RMBSs)	1,136	-	-	5	1,141	479

Commercial mortgage-backed securities (CMBSs)	2,707	94	37	-	2,838	42

Asset-backed securities (ABSs) - CDOs backed by ABS, Corp. bonds, Bank loans	438	-	3	-	440	2

ABSs - Other	2,400	53	15	9	2,478	26

Financial - Banking	3,957	168	318	-	4,443	39

Financial - Other	10,778	36	352	96	11,263	191

Capital goods and other industry	3,769	22	132	-	3,923	268

Communications & Technology	4,658	2	167	-	4,828	417

Consumer cyclical	3,742	28	106	-	3,877	223

Consumer non-cyclical	5,445	85	144	-	5,674	350

Energy	3,205	19	102	-	3,326	41

Transportation	1,728	-	43	-	1,771	19

Utility	4,319	69	80	-	4,469	110

Government bonds	7,962	323	488	17	8,790	43

At December 31	56,243	901	1,989	128	59,260	2,251

1	Includes investments of Holding and other activities.
2	2022 excludes the assets of the disposal group, which are separately disclosed in note 51 Discontinued operations .

176	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 4

Credit risk concentrations – Government bonds per country of risk 2022	Americas	United Kingdom	International	Asset Management	Total 2022 1) 2)

United States	7,209	-	80	-	7,290

Netherlands	-	-	-	-	-

United Kingdom	-	275	-	17	292

Austria	-	-	3	-	3

Belgium	-	-	3	-	3

Finland	-	-	-	-	-

France	-	27	2	-	29

Germany	-	-	-	-	-

Hungary	18	-	4	-	22

Indonesia	82	-	-	-	82

Luxembourg	-	-	1	-	1

Spain	-	-	152	-	152

Rest of Europe	48	-	229	-	277

Rest of world	604	21	13	-	638

Supranational	-	-	-	-	-

At December 31	7,962	323	488	17	8,790

1	Includes investments of Holding and other activities.
2	2022 excludes the assets of the disposal group, which are separately disclosed in note 51 Discontinued operations.

Credit risk concentrations – Credit rating 2022 3)	Government bonds	Corporate bonds	RMBSs CMBSs ABSs	Other	Total 2022 1) 2)

AAA	5,980	724	2,997	2,780	12,482

AA	1,243	2,484	815	-	4,541

A	753	16,180	1,960	-	18,894

BBB	538	19,307	306	-	20,151

BB	206	1,204	102	-	1,513

B	65	519	23	-	607

CCC or lower	4	207	694	-	905

Assets not rated	-	15	-	152	167

At December 31	8,790	40,640	6,897	2,933	59,260

1	Includes investments of Holding and other activities.
2	2022 excludes the assets of the disposal group, which are separately disclosed in note 51 Discontinued operations.
3	CNLP Ratings are used and are the lower of the Barclay’s Rating and the Internal Rating with the Barclay’s rating being a blended rating of S&P, Fitch, and Moody’s.
There are no individual issuers rated below investment grade in the RMBS sector, CMBS sector and ABS sector which have unrealized loss position greater than EUR 25 million.

Aegon Annual Report on Form 20-F 2022 | 177

About Aegon Governance and risk management Financial information Non-financial information

Credit risk concentrations – debt securities and money market investments 2021	Americas	The Netherlands	United Kingdom	International	Asset Management	Total 2021 1)	Of which past due and / or impaired assets
Residential mortgage-backed securities (RMBSs)	1,854	106	-	20	4	1,984	611
Commercial mortgage-backed securities (CMBSs)	3,005	3	122	517	-	3,647	13
Asset-backed securities (ABSs) - CDOs backed by ABS, Corp. bonds, Bank loans	265	1,576	-	37	-	1,878	2
ABSs – Other	1,972	1	74	267	8	2,321	27
Financial - Banking	5,597	3,146	177	1,035	-	9,956	9
Financial - Other	9,916	854	68	783	257	11,877	175
Capital goods and other industry	4,048	1,078	33	501	-	5,661	144
Communications & Technology	6,190	1,561	3	732	-	8,485	411
Consumer cyclical	3,159	741	43	342	-	4,286	152
Consumer non-cyclical	6,138	1,900	121	825	-	8,984	177
Energy	4,177	143	26	635	-	4,980	91
Transportation	2,151	815	-	197	-	3,163	130
Utility	5,356	707	105	590	-	6,757	153
Government bonds	11,663	14,321	477	1,649	18	28,127	4

At December 31	65,490	26,951	1,248	8,130	286	102,105	2,101

1	Includes investments of Holding and other activities.

Credit risk concentrations – Government bonds per country of risk 2021	Americas	The Netherlands	United Kingdom	International	Asset Management	Total 2021 1)
United States	10,897	-	-	463	-	11,360
Netherlands	-	4,691	-	-	-	4,691
United Kingdom	-	3	413	-	18	433
Austria	-	1,175	-	6	-	1,181
Belgium	-	1,132	-	5	-	1,137
Finland	-	41	-	-	-	41
France	-	1,618	34	2	-	1,654
Germany	-	4,309	-	-	-	4,309
Hungary	-	-	-	302	-	302
Indonesia	75	39	-	28	-	141
Luxembourg	-	873	-	1	-	875
Spain	-	144	-	197	-	341
Rest of Europe	85	65	-	503	-	654
Rest of world	587	230	31	131	-	979
Supranational	19	-	-	11	-	29

At December 31	11,663	14,321	477	1,649	18	28,127

1	Includes investments of Holding and other activities.

Credit risk concentrations – Credit rating 2021 2)	Government bonds	Corporate bonds	RMBSs CMBSs ABSs	Other	Total 2021 1)
AAA	19,740	754	5,779	1,882	28,155
AA	5,476	4,099	1,125	-	10,700
A	1,228	25,470	1,648	-	28,345
BBB	1,094	28,855	338	-	30,286
BB	238	1,700	63	-	2,001
B	348	553	26	-	927
CCC or lower	5	183	826	-	1,014
Assets not rated	-	3	24	649	676

At December 31	28,127	61,617	9,830	2,531	102,105

1	Includes investments of Holding and other activities.
2	CNLP Ratings are used and are the lower of the Barclay’s Rating and the Internal Rating with the Barclay’s rating being a blended rating of S&P, Fitch, and Moody’s.

178	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 4

There are no individual issuers rated below investment grade in the RMBS sector, CMBS sector and ABS sector which have unrealized loss position greater than EUR 25 million.

Credit risk concentrations – mortgage loans 2022	Americas	United Kingdom	International	Asset Management	Total 2022 1)	Of which past due and / or impaired assets
Agricultural	49	-	-	-	49	-
Apartment	5,519	-	-	-	5,519	-
Industrial	402	-	-	-	402	-
Office	1,521	-	-	-	1,521	-
Retail	1,475	-	-	-	1,475	-
Other commercial	1,469	-	-	-	1,469	-
Residential	5	-	1	-	5	-

At December 31	10,441	-	1	-	10,441	-

1	2022 excludes the assets of the disposal group, which are separately disclosed in note 51 Discontinued operations.

Credit risk concentrations – mortgage loans 2021	Americas	The Netherlands	United Kingdom	International	Asset Management	Total 2021	Of which past due and / or impaired assets
Agricultural	59	-	-	-	-	59	-
Apartment	5,085	-	-	-	-	5,085	2
Industrial	1,349	-	-	-	-	1,349	-
Office	1,560	-	-	-	-	1,560	-
Retail	1,425	6	-	-	-	1,432	-
Other commercial	-	23	-	-	-	23	1
Residential	6	30,476	-	1	-	30,483	139

At December 31	9,485	30,505	-	1	-	39,991	142
The fair value of Aegon Americas commercial and agricultural mortgage loan portfolio as per December 31, 2022, amounted to EUR 9,224 million (2021: EUR 10,161 million). The loan to value (LTV) amounted to approximately 50.4% (2021: 53%). Of the portfolio 0% (2021: 0%) is in delinquency (defined as 60 days in arrears). In 2022, Aegon Americas recognized EUR 0 million of net impairments (2021: EUR 1 million net impairments) on this portfolio. In 2022, there were no foreclosures (2021: EUR 0 million) and no impairments or recoveries associated with foreclosed loans (2021: EUR 0 million).
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

Aegon Annual Report on Form 20-F 2022 | 179

About Aegon Governance and risk management Financial information Non-financial information

	Total result 2022			December 31, 2022
2022 1)	Interest income	Total gains and losses on sale of assets	Total	Investments
Residential mortgage-backed securities	92	(84)	9	1,141
Commercial mortgage-backed securities	120	(715)	(595)	2,838
Asset-backed securities	24	(34)	(10)	440
ABSs - Other	92	(416)	(324)	2,478

Total	328	(1,249)	(921)	6,897

1	2022 excludes the assets of the disposal group, which are separately disclosed in note 51 Discontinued operations.

	Total result 2021			December 31, 2021
2021	Interest income	Total gains and losses on sale of assets	Total	Investments
Residential mortgage-backed securities	83	(28)	55	1,980
Commercial mortgage-backed securities	113	(31)	82	3,647
Asset-backed securities	29	-	29	1,878
ABSs - Other	70	(11)	59	2,323

Total	295	(69)	226	9,829
Additional information on credit risk, unrealized losses and impairments
Debt instruments
The amortized cost and fair value of debt securities, money market investments and other, included in Aegon’s available-for-sale (AFS) portfolios, are as follows as of December 31, 2022, and December 31, 2021.

2022 1)	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses

Debt securities, money market instruments and other
United States government	8,386	135	(1,294)	7,226	1,435	5,791
Dutch government	-	-	-	-	-	-
Other government	1,700	23	(239)	1,484	266	1,218
Mortgage-backed securities	4,218	160	(439)	3,939	578	3,362
Asset-backed securities	3,269	12	(376)	2,905	183	2,722
Corporate	42,507	449	(5,419)	37,538	7,428	30,110
Money market investments	5,511	4	(1)	5,514	3,815	1,699
Other	863	105	(128)	840	600	241

Total	66,455	888	(7,896)	59,447	14,305	45,143

Of which held by Aegon Americas	63,213	837	(7,672)	56,379	13,073	43,306

1	2022 excludes the assets of the disposal group, which are separately disclosed in note 51 Discontinued operations.

180	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 4

2021	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses

Debt securities, money market instruments and other
United States government	8,942	2,386	(11)	11,317	10,938	379
Dutch government	3,456	1,238	(0)	4,694	4,688	6
Other government	9,060	2,794	(84)	11,769	10,414	1,356
Mortgage-backed securities	5,265	372	(56)	5,581	3,832	1,749
Asset-backed securities	4,088	118	(16)	4,189	2,334	1,855
Corporate	50,953	5,738	(343)	56,348	45,363	10,985
Money market investments	4,790	-	(0)	4,790	4,547	243
Other	876	34	(66)	844	519	325

Total	87,431	12,679	(576)	99,533	82,635	16,898

Of which held by Aegon Americas and NL	78,468	11,865	(475)	89,859	74,954	14,905
Unrealized bond losses by sector
The composition by industry category of Aegon’s available-for-sale (AFS) debt securities, money market investments and other in an unrealized loss position at December 31, 2022, and December 31, 2021, is presented in the following table:

	December 31, 2022 1)		December 31, 2021
Unrealized losses - debt securities, money market investments and other	Carrying value of instruments with unrealized losses	Unrealized losses	Carrying value of instruments with unrealized losses	Unrealized losses
Residential mortgage-backed securities (RMBSs)	633	(70)	810	(21)
Commercial mortgage-backed securities (CMBSs)	2,690	(360)	803	(27)
Asset-backed securities (ABSs) - CDOs backed by ABS, Corp. bonds, Bank loans	434	(39)	1,244	(9)
ABSs - Other	2,253	(334)	558	(7)
Financial Industry - Banking	2,906	(412)	1,669	(32)
Financial Industry - Insurance	1,146	(199)	368	(11)
Financial Industry - Other	5,821	(878)	1,092	(29)
Industrial	17,249	(3,068)	5,630	(179)
Utility	3,564	(765)	1,564	(68)
Government	6,368	(1,418)	842	(28)
Other	240	(128)	325	(66)

Total held by Aegon Americas and NL 1)	43,306	(7,672)	14,905	(475)
Held by other segments	1,837	(224)	1,994	(102)

Total	45,143	(7,896)	16,898	(576)

1	2022 excludes the assets of the disposal group, which are separately disclosed in note 51 Discontinued operations.
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

Aegon Annual Report on Form 20-F 2022 | 181

About Aegon Governance and risk management Financial information Non-financial information have been renegotiated, the terms and conditions of the new agreement apply in determining whether the financial assets are past due.
Aegon’s policy is to pursue realization of the collateral in an orderly manner as and when liquidity permits. Aegon generally does not use the non-cash collateral for its own operations.

	2022 1)				2021
Past due but not impaired assets	0-6 months	6-12 months	> 1 year	Total	0-6 months	6-12 months	> 1 year	Total
Debt securities - carried at fair value	1,155	572	25	1,751	1,171	255	40	1,466
Mortgage loans	-	-	-	-	129	1	1	131
Other loans	-	-	-	-	19	5	10	35
Accrued interest	28	22	-	50	30	10	3	42
Other financial assets - carried at fair value	-	-	-	-	-	-	-	-

At December 31	1,183	593	25	1,802	1,350	271	54	1,675

1	2022 excludes the assets of the disposal group, which are separately disclosed in note 51 Discontinued operations.

Impaired financial assets	Carrying amount 2022	1)	Carrying amount 2021
Shares	10		62
Debt securities - carried at fair value	500		635
Mortgage loans	-		10
Other loans	-		2
Other financial assets - carried at fair value	1		14

At December 31	510		723

1	2022 excludes the assets of the disposal group, which are separately disclosed in note 51 Discontinued operations.
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

In 2021, Transamerica expanded its dynamic hedge program to variable annuities with guaranteed minimum death benefit riders (GMDB) and remaining policies with guaranteed minimum income (GMIB) riders. This builds on the effective dynamic hedge program of policies with guaranteed minimum withdrawal benefits (GMWB). The dynamic hedge program covers the equity risks (and interest rate risk) embedded in the guarantees of its entire variable annuity portfolio. Dynamic hedging stabilizes cash flows and reduces sensitivities to changes in equity markets (and interest rates) on an economic basis.

The general account equity, real estate and other non-fixed-income portfolio of Aegon is as follows:

Equity, real estate and non-fixed income exposure	Americas	United Kingdom	International	Asset Management	Holding and other activities	Total 2022	1)
Equity funds	141	-	3	7	-	151
Common shares 2)	148	25	5	-	1	179
Preferred shares	56	-	-	-	-	56
Investments in real estate	42	-	17	-	-	59
Hedge funds	10	-	-	-	-	10
Other alternative investments	2,168	-	-	-	-	2,168
Other financial assets	1,848	531	5	1	-	2,385

At December 31	4,414	556	30	9	1	5,009

1	2022 excludes the exposures of the disposal group, which are separately disclosed in note 51 Discontinued operations.
2	Common shares in Holding and other activities includes t he elimination of treasury shares in the general account for an amount of EUR nil million.

182	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 4

Equity, real estate and non-fixed income exposure	Americas	The Netherlands	United Kingdom	International	Asset Management	Holding and other activities	Total 2021

Equity funds	175	34	-	63	9	-	280

Common shares 1)	190	-	29	5	-	1	226

Preferred shares	128	-	-	-	-	-	128

Investments in real estate	39	2,588	-	16	-	-	2,643

Hedge funds	35	-	-	-	-	-	35

Other alternative investments	1,934	432	-	-	-	-	2,366

Other financial assets	1,595	1,023	598	7	2	-	3,225

At December 31	4,097	4,076	628	91	10	1	8,903

1	Common shares in Holding and other activities includes the elimination of treasury shares in the general account for an amount of EUR nil million.

Market risk concentrations – shares	Americas	United Kingdom	International	Asset Management	Total 2022 1) 2)	Of which impaired assets

Communication	2	-	-	-	2	-

Consumer	13	-	-	-	13	-

Financials	184	-	5	-	189	7

Funds	19	25	-	-	45	1

Industries	4	-	-	-	4	-

Other	123	-	4	7	135	-

At December 31	345	25	10	7	388	10

1	Includes investments of Holding and other activities.
2	2022 excludes the market risk concentrations of the disposal group, which are separately disclosed in note 51 Discontinued operations.

Market risk concentrations – shares	Americas	The Netherlands	United Kingdom	International	Asset Management	Total 2021 1)	Of which impaired assets

Communication	1	-	-	-	-	1	-

Consumer	5	-	-	-	-	5	1

Financials	411	4	-	5	-	420	39

Funds	-	1,406	29	62	-	1,498	17

Industries	42	-	-	-	-	42	5

Other	35	-	-	5	9	49	-

At December 31	493	1,410	29	72	9	2,015	62

1	Includes investments of Holding and other activities.
The table that follows sets forth the closing levels of certain major indices at the end of the last five years.

	2022	2021	2020	2019	2018

S&P 500	3,840	4,766	3,756	3,231	2,507

Nasdaq	10,466	15,645	12,888	8,973	6,635

FTSE 100	7,452	7,385	6,461	7,542	6,728

AEX	689	798	625	605	488
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

Aegon Annual Report on Form 20-F 2022 | 183

About Aegon Governance and risk management Financial information Non-financial information

Sensitivity analysis of net result and shareholders’ equity to equity markets

Immediate change of	Estimated approximate effects on net result	Estimated approximate effects on shareholders’ equity

2022 1)

Equity increase 10%	168	202

Equity decrease 10%	(237)	(288)

Equity increase 25%	358	456

Equity decrease 25%	(551)	(666)

2021 1)

Equity increase 10%	151	341

Equity decrease 10%	(212)	(221)

Equity increase 25%	322	660

Equity decrease 25%	(529)	(685)

1	Includes the approximate effects of the disposal group
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
In 2020 Transamerica commenced a multi-year plan to gradually reduce its economic interest rate risk, primarily by lengthening the duration of the assets to provide a closer match to the liability duration and extending the existing forward starting swap program. The program has been completed in 2022.
Furthermore, in 2021, Transamerica expanded its dynamic hedge program to variable annuities with guaranteed minimum death benefit riders (GMDB) and remaining policies with guaranteed minimum income (GMIB) riders. This builds on the effective dynamic hedge program of policies with guaranteed minimum withdrawal benefits (GMWB). The dynamic hedge program covers the interest rate (and equity risks) embedded in the guarantees of its entire variable annuity portfolio. Dynamic hedging stabilizes cash flows and reduces sensitivities to changes in interest rates (and equity markets) on an economic basis.
The following table shows interest rates at the end of each of the last five years.

184	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 4

	2022	2021		2020		2019		2018

3-month US LIBOR	4.77%	0.21%		0.24%		1.91%		2.81%

3-month EURIBOR	2.13%	(0.57%	)	(0.55%	)	(0.38%	)	(0.31%	)

10-year US Treasury	3.83%	1.78%		0.91%		1.91%		2.69%

10-year Dutch government	2.91%	(0.03%	)	(0.48%	)	(0.06%	)	0.39%
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

Parallel movement of yield curve	Estimated approximate effects on net result	Estimated approximate effects on shareholders’ equity

2022 1)

Shift up 100 basis points	(257)	(3,966)

Shift down 100 basis points	(1,166)	1,993

2021 1)

Shift up 100 basis points	296	(3,591)

Shift down 100 basis points	(594)	2,906

1	Includes the approximate effects of the disposal group
Aegon’s sensitivity to interest rate risk has changed per December 31, 2022 compared to December 31, 2021 and is mainly the result of the improvements in the LAT deficit in the Netherlands, refer to note 51 Discontinued operations. The impact from increasing interest rates on the result before tax is capped to the net LAT deficit position in the Netherlands. The impact from decreasing interest rates on result before tax is changed as there is no revaluation reserve available for shadow loss recognition in the net LAT deficit.
The hedge strategy targets minimal mismatch according to the Aegon economic framework (which broadly aligns with Solvency II Own Funds) and stabilizes Solvency II ratio volatility to a large extent.
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

Aegon Annual Report on Form 20-F 2022 | 185

About Aegon Governance and risk management Financial information Non-financial information

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

	2022 1)		2021

Non derivative financial instruments to transition to alternative benchmark	Financial assets non-derivatives	Financial liabilities non-derivatives	Financial assets non-derivatives	Financial liabilities non-derivatives

By benchmark rate

GBP LIBOR	27	-	19	-

USD LIBOR	814	1,218	822	1,143

Euribor	34	1,200	3,095	1,200

Fed Funds	-	-	102	-

Total	875	2,418	4,038	2,343

1	2022 excludes the non derivative financial instruments of the disposal group, which are separately disclosed in note 51 Discontinued operations.
The table below summarize the exposures of derivatives that yet have to transition to alternative benchmark rates.

	2022 1)	2021

Derivative financial instruments to transition to alternative benchmark	Nominal Value	Nominal Value

By benchmark rate

GBP LIBOR	-	-

USD LIBOR	39,752	54,232

Euribor	563	113,593

Fed Funds	-	3,574

Total	40,315	171,399

1	2022 excludes the derivative financial instruments of the disposal group, which are separately disclosed in note 51 Discontinued operations.
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

186	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 4

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
Information on Aegon’s three year historical net result and shareholders’ equity in functional currency are shown in the table below:

	2022	2021	2020

Net result

Americas (in USD)	(1,486)	1,195	(611)

United Kingdom (in GBP)	146	104	60

Equity in functional currency

Americas (in USD)	6,228	18,324	19,127

United Kingdom (in GBP)	1,108	1,260	1,391
The exchange rates for US dollar and UK pound per euro for each of the last five year ends are set forth in the table below:

Closing rates	2022	2021	2020	2019	2018

USD	1.07	1.14	1.22	1.12	1.14

GBP	0.89	0.84	0.90	0.85	0.90
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

Aegon Annual Report on Form 20-F 2022 | 187

About Aegon Governance and risk management Financial information Non-financial information

Sensitivity analysis of net result and shareholders’ equity to translation risk

Movement of currency exchange rates 1)	Estimated approximate effects on net result	Estimated approximate effects on shareholders’ equity

2022 2)

Increase by 15% of USD currencies relative to the euro	(230)	1,342

Increase by 15% of GBP currencies relative to the euro	188	2,125

Increase by 15% of non-euro currencies relative to the euro	(220)	1,590

Decrease by 15% of USD currencies relative to the euro	169	(1,024)

Decrease by 15% of GBP currencies relative to the euro	141	1,497

Decrease by 15% of non-euro currencies relative to the euro	163	(1,175)

2021 2)

Increase by 15% of USD currencies relative to the euro	205	3,249

Increase by 15% of GBP currencies relative to the euro	152	1,900

Increase by 15% of non-euro currencies relative to the euro	244	3,541

Decrease by 15% of USD currencies relative to the euro	(153)	(2,441)

Decrease by 15% of GBP currencies relative to the euro	107	1,315

Decrease by 15% of non-euro currencies relative to the euro	(179)	(2,616)

1	The effect of currency exchange movements is reflected as a one-time shift up or down in the value of the non-euro currencies relative to the euro on December 31.
2	Includes the approximate effects of the disposal group
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
Aegon held EUR 13,392 million of general account investments in cash, money market products and government bonds that are readily saleable or redeemable on demand, which excludes the investment of the disposal group (2021: EUR 31,101 million and includes the disposal group). The Group expects to meet its obligations, even in a stressed liquidity event, from operating cash flows and the proceeds of maturing assets as well as these highly liquid assets. Further, the Group has access to back-up credit facilities, as disclosed in note 37 Borrowings, amounting to EUR 3,435 million which were unused at the end of the reporting period (2021: EUR 3,399 million).
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

188	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 4

Maturity analysis – gross undiscounted contractual cash flows (for non-derivatives)	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
2022 2)
Trust pass-through securities	-	10	114	17	60	200
Subordinated loans	-	113	370	242	3,068	3,792
Borrowings	-	1,312	3,130	94	500	5,036
Lease liabilities	-	35	99	63	55	251
Other financial liabilities	4,263	795	355	34	47	5,495
Total financial liabilities (excluding investment/insurance contracts)	4,263	2,265	4,067	450	3,729	14,775
Investment contracts 1)	9,642	1,445	385	186	141	11,798
Investment contracts for account of policyholders 1)	22,748	31,186	7	4	2	53,948
Total investment contracts	32,389	32,631	392	190	143	65,746

2021

Trust pass-through securities	-	9	113	16	60	197
Subordinated loans	-	108	377	246	2,964	3,695
Borrowings	-	901	7,651	956	1,052	10,559
Lease liabilities	-	37	86	67	70	259
Other financial liabilities	4,993	1,749	325	154	224	7,444
Total financial liabilities (excluding investment/insurance contracts)	4,993	2,803	8,551	1,439	4,368	22,154
Investment contracts 1)	17,254	2,681	2,114	1,101	655	23,804
Investment contracts for account of policyholders 1)	34,756	34,571	10	6	4	69,347
Total investment contracts	52,009	37,252	2,124	1,107	659	93,151

1	Excluding investment contracts with discretionary participating features.
2	2022 excludes the liabilities of the disposal group, which are separately disclosed in note 51 Discontinued operations.
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

Financial liabilities relating to insurance and investment contracts 1)	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
2022 2)
Insurance contracts	-	3,432	11,364	11,946	116,169	142,911
Insurance contracts for account of policyholders	-	7,456	30,877	29,565	113,346	181,245
Investment contracts	-	1,737	4,814	2,581	4,379	13,511
Investment contracts for account of policyholders	-	6,107	23,626	26,970	89,126	145,829
	-	18,732	70,681	71,062	323,021	483,496

2021

Insurance contracts	-	4,260	16,215	18,438	127,344	166,257
Insurance contracts for account of policyholders	-	11,494	41,638	39,941	131,667	224,740
Investment contracts	-	8,324	7,975	3,847	4,438	24,584
Investment contracts for account of policyholders	193	14,011	27,637	31,715	84,825	158,381
	193	38,089	93,465	93,941	348,274	573,962

1
The liability amount in the consolidated financial statements reflects the discounting for interest as well as adjustments for the timing of other factors as described above. As a result, the sum of the cash benefit payments shown for all years in the table exceeds the corresponding liability amounts included in notes 34 Insurance contracts and 35 Investments contracts.

2	2022 excludes the liabilities of the disposal group, which are separately disclosed in note 51 Discontinued operations.

Aegon Annual Report on Form 20-F 2022 | 189

About Aegon Governance and risk management Financial information Non-financial information

The following table details the Group’s liquidity analysis for its derivative financial instruments, based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis, and the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

Maturity analysis relating to derivatives 1) (Contractual cash flows)	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount
2022 2)

Gross settled
Cash inflows	-	15,301	575	675	1,741	18,293
Cash outflows	-	(15,242)	(443)	(633)	(1,600)	(17,919)

Net settled
Cash inflows	-	1,552	4,255	3,812	6,227	15,846
Cash outflows	-	(1,937)	(4,222)	(3,700)	(14,214)	(24,072)
2021

Gross settled
Cash inflows	-	4,300	3,728	5,034	104,335	117,396
Cash outflows	-	(4,895)	(7,080)	(9,499)	(105,376)	(126,850)

Net settled
Cash inflows	-	683	3,442	3,640	5,375	13,140
Cash outflows	-	(780)	(3,032)	(3,102)	(12,591)	(19,505)

1
Derivatives includes all financial derivatives regardless whether they have a positive or a negative value. It does not include bifurcated embedded derivatives. These are presented together with the host contract. For interest rate derivatives only, cash flows related to the pay leg are taken into account for determining the gross undiscounted cash flows.

2	2022 excludes the derivatives of the disposal group, which are separately disclosed in note 51 Discontinued operations.
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
5 Segment information
Aegon’s operating segments are based on the businesses as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the chief operating decision maker. All reportable segments are involved in insurance or reinsurance business, asset management or services related to these activities. The reportable segments are:

◆	Americas: one operating segment which covers business units in the United States, including any of the units’ activities located outside of the United States;
◆	The Netherlands: which covers businesses activities from Aegon the Netherlands;

◆	United Kingdom: which covers businesses activities from platform business and traditional insurance in the United Kingdom;

◆	International: one operating segment which covers businesses operating in Hong Kong, Singapore, China, India, Indonesia, Brazil, Hungary (sold in 2022), Poland, Turkey (sold in 2022), Romania, Spain and Portugal including any of the units’ activities located outside these countries;

◆	Asset Management: one operating segment which covers business activities from AAM Global Platforms and Strategic Partnerships;

◆	Holding and other activities: one operating segment which includes financing, employee and other administrative expenses of holding companies.
Aegon’s segment information is prepared by consolidating on a proportionate basis Aegon’s joint ventures and associated companies.
Aegon has changed the grouping of the operating segments included in the performance measure. As per January 1, 2022, Mongeral Aegon Group (MAG Seguros) is no longer reported within the Americas segment, but reported in the International segment. The 2021 comparative figures presented in this note have been adjusted to reflect this change, enabling a like for like comparison, which includes reclassifications between Americas and International for an operating result of EUR 2 million, life insurance gross premiums of EUR 191 million and Other revenues of EUR 11 million (2020 comparative figures amount to EUR 11 million, EUR 159 million and EUR 7 million, respectively). There is no impact on the consolidated numbers of Aegon.
Performance Measure
Aegon uses the non-IFRS performance measure operating result. Operating result reflects Aegon’s profit before tax from underlying business operations and mainly excludes components that relate to accounting mismatches that are dependent on market volatility, updates to best estimate actuarial and economic assumptions and model updates or events that are

190	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 5

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
The reconciliation from result before tax from continuing operations, being the most comparable IFRS measure, to operating result is presented in the tables in this note.
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
Impairment charges/(reversals)
Impairment charges/(reversals) include impairments on available-for-sale debt securities, shares including the effect of deferred policyholder acquisition costs, mortgage loans and other loan portfolios at amortized cost, joint ventures and associates. Impairment reversals include reversals on available-for-sale debt securities. For Aegon the Netherlands,

Aegon Annual Report on Form 20-F 2022 | 191

About Aegon Governance and risk management Financial information Non-financial information the expected impairments on alternative assets classes (e.g. illiquid investments – including consumer loans and catastrophe bonds – and residential real estate) are allocated to operating result in order to present management’s best estimate investment return in operating result. Deviations from the expected impairments are presented as part of impairment charges / (reversals) in non-operating result.
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
Share in earnings of joint ventures and associates
Earnings from Aegon’s joint ventures in China, India, the Netherlands, Spain and Portugal, and Aegon’s associates in France, the Netherlands and United Kingdom are reported as part of operating result.
The following table presents Aegon’s segment results.

Income statement - Operating result	Americas	The Netherlands	United Kingdom	International	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
2022
Operating result	790	783	206	167	193	(220)	(0)	1,918	(40)	1,878
Fair value items	(1,644)	1,897	10	21	(3)	(21)	(8)	251	(9)	242
Realized gains / (losses) on investments	(479)	(181)	3	-	-	7	(0)	(650)	(16)	(666)
Impairment charges	(32)	15	(11)	(8)	-	(18)	-	(55)	(2)	(57)
Impairment reversals	19	-	-	-	-	-	-	19	-	19
Non-operating items	(2,136)	1,731	1	13	(3)	(32)	(6)	(435)	(27)	(462)
Other income / (charges)	(526)	(1,970)	(37)	373	(19)	(141)	(0)	(2,321)	(18)	(2,339)
Result before tax	(1,872)	543	170	553	171	(393)	(8)	(837)	(85)	(922)
Income tax (expense) / benefit	462	(1,000)	1	(36)	(67)	74	(0)	(567)	85	(482)
Net result	(1,411)	(457)	171	516	104	(319)	(8)	(1,404)	-	(1,404)
Inter-segment operating result	(362)	(94)	(75)	55	188	288
Revenues
2022
Life insurance gross premiums	7,329	1,168	4,081	1,280	-	-	6	13,864	(1,016)	12,848
Accident and health insurance	1,407	257	-	184	-	-	-	1,848	(79)	1,769
General insurance	-	144	-	182	-	-	-	326	(182)	144
Total gross premiums	8,735	1,569	4,081	1,646	-	-	6	16,037	(1,276)	14,761
Investment income	3,467	1,728	1,951	297	12	474	(477)	7,453	(114)	7,338
Fee and commission income	2,021	325	217	42	693	-	(187)	3,111	(240)	2,871
Other revenues	-	-	-	26	5	-	-	31	(30)	1
Total revenues	14,223	3,622	6,250	2,011	710	474	(658)	26,633	(1,661)	24,972

Inter-segment revenues	(5)	3	-	-	187	473
The other charges of the Americas in 2022 are mainly due to unfavorable impacts from model and assumption updates and restructuring charges.
The other charges of The Netherlands in 2022 mainly reflects an impairment loss triggered by classifying Aegon the Netherlands as held for sale, refer for more information to note 51 Discontinued operations.

192	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 5

The income tax of The Netherlands includes a one-time tax charge of EUR 454 million related to the settlement of a tax position in connection with the transaction with a.s.r., refer to note 51 Discontinued operations.

Income statement - Operating result	Americas	The Netherlands	United Kingdom	International	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
2021
Operating result	790	755	184	143	253	(218)	(1)	1,906	42	1,948
Fair value items	698	221	(62)	(18)	(1)	12	3	854	(123)	730
Realized gains / (losses) on investments	313	118	10	2	2	1	-	446	(9)	437
Impairment charges	(19)	(19)	-	-	(1)	(11)	-	(49)	(0)	(49)
Impairment reversals	33	59	-	1	-	8	-	101	-	101
Non-operating items	1,025	378	(51)	(15)	-	11	3	1,352	(132)	1,220
Other income / (charges)	(667)	(23)	1	65	(18)	(138)	-	(780)	12	(768)
Result before tax	1,149	1,110	134	193	235	(344)	2	2,478	(78)	2,400
Income tax (expense) / benefit	(137)	(276)	(12)	(36)	(65)	77	-	(449)	78	(371)
Net result	1,012	833	122	157	170	(267)	2	2,029	-	2,029
Inter-segment operating result	(20)	(95)	(96)	(31)	191	51
Revenues
2021
Life insurance gross premiums	6,917	1,323	4,613	1,372	-	-	-	14,225	(825)	13,400
Accident and health insurance	1,273	254	3	179	-	-	-	1,709	(67)	1,643
General insurance	-	136	-	432	-	-	-	569	(168)	401
Total gross premiums	8,190	1,713	4,616	1,984	-	-	-	16,504	(1,060)	15,444
Investment income	2,909	2,088	1,691	361	12	242	(261)	7,042	(75)	6,967
Fee and commission income	1,920	300	223	59	800	-	(183)	3,120	(335)	2,785
Other revenues	-	-	-	14	2	12	-	27	(15)	13
Total revenues	13,019	4,101	6,531	2,418	814	254	(444)	26,693	(1,484)	25,209

Inter-segment revenues	1	14	-	-	182	247

Aegon Annual Report on Form 20-F 2022 | 193

About Aegon Governance and risk management Financial information Non-financial information

The Americas recorded other charges of EUR 667 million in 2021 mainly due to a one-time charge as a result of management actions to release capital and increase the predictability of capital generation from the US variable annuity business and unfavorable impacts from model and assumption updates.

Income statement -Operating result	Americas	The Netherlands	United Kingdom	International	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
2020
Operating result	781	665	144	175	182	(237)	1	1,710	31	1,741
Fair value items	(448)	(230)	(2)	(7)	22	(36)	-	(701)	(87)	(788)
Realized gains / (losses) on investments	93	14	-	46	1	(3)	-	150	(8)	142
Impairment charges	(173)	(50)	-	(16)	(1)	(25)	-	(265)	1	(264)
Impairment reversals	27	1	-	-	-	-	-	28	-	28
Non-operating items	(501)	(265)	(1)	22	22	(65)	-	(788)	(94)	(881)
Other income / (charges)	(1,110)	78	(68)	(1)	(8)	(130)	-	(1,239)	15	(1,224)
Result before tax	(829)	478	74	197	195	(433)	1	(317)	(47)	(364)
Income tax (expense) / benefit	288	(107)	(7)	(26)	(44)	78	-	181	47	229
Net result	(541)	371	67	170	151	(355)	1	(135)	-	(135)
Inter-segment operating result	(40)	(87)	(86)	(35)	193	62
Revenues
2020
Life insurance gross premiums	6,946	1,619	4,833	1,255	-	4	(3)	14,654	(726)	13,929
Accident and health insurance	1,380	245	25	193	-	-	-	1,844	(59)	1,784
General insurance	-	130	-	388	-	-	-	519	(132)	386
Total gross premiums	8,326	1,994	4,858	1,836	-	5	(3)	17,016	(917)	16,099
Investment income	2,986	2,083	1,795	362	7	261	(281)	7,212	(63)	7,149
Fee and commission income	1,653	255	194	50	750	(9)	(180)	2,713	(308)	2,405
Other revenues	-	-	-	9	2	3	-	14	(10)	4
Total revenues	12,964	4,332	6,847	2,257	759	260	(465)	26,955	(1,298)	25,657

Inter-segment revenues	1	21	-	-	188	264

194	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 5

The Group uses operating result in its segment reporting as an important indicator of its financial performance. The reconciliation from operating result to result before tax from continuing operations, being the most comparable IFRS measure, is presented in the table below. For those items that cannot be directly reconciled to the respective notes, the explanation is provided below the table. Aegon believes that operating result, together with the other information included in this report, provides a meaningful measure for the investing public to evaluate Aegon’s business relative to the businesses of its peers.

Presentation Non-Operating result	Note	2022	2021	2020
Result before tax from continuing operations		(1,543)	1,164	(958)

Result before tax from discontinued operations	51	2,396	1,237	594
Impairment loss on remeasurement of disposal group	51	(1,775)	-	-
Result before tax from continuing operations and discontinued operations		(922)	2,400	(364)
Elimination of share in earnings of joint ventures and associates		40	(42)	(31)
Premium income	6	(1)	5	(4)
Rental income	7	76	71	68
Dividend income	7	(2)	(76)	40
Fee and commission income	8	(41)	(30)	5
Recovered claims and benefits	9	-	31	143
Change in valuation of reinsurance ceded	9	208	43	(86)
Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives	10	1,234	4	421
Net fair value change on borrowings and other financial liabilities	10	(5)	13	(2)
Realized gains and losses on financial investments	10	718	(463)	(132)
Gains and (losses) on investments in real estate	10	51	(253)	(74)
Net fair value change of derivatives	10	465	471	(613)
Other income	11	(401)	(77)	(68)
Benefits and claims paid life	12	14	217	-
Change in valuation of liabilities for insurance contracts	12	(1,937)	(994)	1,422
Change in valuation of liabilities for investment contracts	12	(9)	8	7
Policyholder claims and benefits - Other	12	(20)	(38)	(19)
Commissions and expenses	14	651	715	450
Impairment (charges) reversals	15	34	(53)	318
Interest charges and related fees	16	-	-	82
Other charges	17	1,764	37	150
Results of CEE businesses which were previously reported in operating results		-	(85)	-
Operating result		1,918	1,906	1,710

◆	Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives is reported as part of the respective line in note 10 and reflects the over- or underperformance of investments and guarantees held at fair value for which the expected long-term return is included in operating result.
◆	Net fair value change of derivatives is reported as part of the respective line in note 10 and includes: 1) the over- or underperformance of derivatives of EUR 2,089 million gain (2021: EUR 8 million loss, 2020: EUR 38 million gain) for which the expected long-term return is included in operating result; 2) Net fair value change on economic hedges where no hedge accounting is applied of EUR 1,303 million loss (2021: EUR 466 million loss, 2020: EUR 652 million gain); 3) Ineffective portion of hedge transactions to which hedge accounting is applied of EUR 4 million gain (2021: EUR 2 million gain, 2020: EUR nil million).
◆	Net foreign currency gains and (losses) are reported as part of the respective line in note 10.
◆	Benefits and claims paid life relate to the lump-sum buy-out program for certain variable annuities in the Americas and is reported as part of the respective line in note 12.
◆	Change in valuation of liabilities for insurance contracts is reported as part of the respective line in note 12.
◆	Change in valuation of liabilities for investment contracts is reported as part of the respective line in note 12.
◆	Policyholder claims and benefits - Other are reported as part of the ‘Other’ line in note 12 and is related to policyholder tax.

Aegon Annual Report on Form 20-F 2022 | 195

About Aegon Governance and risk management Financial information Non-financial information

◆	Commissions and expenses include: 1) Restructuring charges of EUR 273 million (2021: EUR 240 million charge, 2020: EUR 266 million charge) which are reported as part of Employee and Administration expenses lines in note 14; 2) Amortization of deferred expenses of EUR 136 million income (2021: income of EUR 260 million, 2020: income of EUR 35 million) which is reported as part of the respective line in note 14. This is offset against realized gains and losses and impairments on financial investments; 3) Amortization of VOBA and future servicing rights of EUR 11 million charge (2021: charge of EUR 87 million; 2020: income of EUR 20 million) which is reported as part of the respective line in note 14. Commissions and expenses include a DPAC/VOBA fair value adjustment of EUR 151 million loss (2021: gain of EUR 51 million; 2020: gain of EUR 159 million).
◆	Impairment (charges) reversals include: 1) Impairment charges and reversals on financial assets, excluding receivables of EUR 20 million charge (2021: reversal of EUR 45 million, 2020: charge of EUR 266 million) as shown in note 15; 2) Impairment charges and reversals on non-financial assets and receivables of EUR 48 million charge (2021: EUR 60 million charge; 2020: EUR 128 million charge) reported as part of the respective line in note 15.
◆	There are no interest charges and related fees that are classified for segment reporting purposes as non-operating results.
Impact from assumption and model updates
During 2022, Aegon implemented actuarial assumption and model updates resulting in a net EUR 480 million charge to result before tax (2021: EUR 298 million charge). This is mainly related to Aegon’s businesses in the Americas and the Netherlands. Assumption changes and model updates in the Americas led to a net adverse impact of EUR 354 million and is mainly driven by charges from reinsurance rate increases and various actuarial assumption updates. The latter mainly related to updated policyholder behaviour and mortality assumption in Individual Life. Assumption changes and model updates in the Netherlands led to an unfavorable impact of EUR 118 million and is mainly related to adverse impacts of the annual update of the mortgage conditional prepayment rate and expense methodology.
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
The 2020 assumption changes and model updates amounted to a negative impact of EUR 580 million and mainly relates to Aegon’s businesses in the Americas and the Netherlands. Assumption changes and model updates in the Americas led to a net negative impact of EUR 805 million. This reflects a charge of EUR 460 million related to the lowering the long-term interest rate assumption from 4.25% to 2.75% and the corresponding adjustment of the separate account bond return assumptions. Non-economic assumption changes resulted in a charge of EUR 345 million, mainly related to Universal Life premium persistency and an increase in mortality rate assumptions, as well as lowering the morbidity improvement assumption for Long-Term Care from 1.5% to 0.75% per year for the next 15 years. Assumption changes and model updates in the Netherlands led to a favorable impact of EUR 225 million mainly related to favorable longevity assumption changes, partially offset by adverse impacts from mortgage prepayment model and expense assumption updates
.

196	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 5

Other selected income statement items	Americas	The Netherlands	United Kingdom	International	Asset Management	Holding and other activities	Total
2022
Amortization of deferred expenses, VOBA and future servicing rights	850	-	107	36	-	-	993
Depreciation	53	-	4	6	2	7	73
Impairment charges / (reversals) on financial assets, excluding receivables	12	-	-	7	-	-	20
Impairment charges / (reversals) on non- financial assets and receivables	17	-	11	1	-	18	48

2021
Amortization of deferred expenses, VOBA and future servicing rights	929	-	113	61	-	-	1,103
Depreciation	56	20	6	15	2	1	99
Impairment charges / (reversals) on financial assets, excluding receivables	(23)	(14)	-	-	-	(8)	(45)
Impairment charges / (reversals) on non- financial assets and receivables	37	12	-	-	1	11	60

2020
Amortization of deferred expenses, VOBA and future servicing rights	637	-	119	97	-	-	854
Depreciation	56	20	9	12	2	1	101
Impairment charges / (reversals) on financial assets, excluding receivables	151	86	-	15	-	11	262
Impairment charges / (reversals) on non- financial assets and receivables	72	21	17	-	4	14	128

Number of employees	Americas	The Netherlands	United Kingdom	International	Asset Management	Holding and other activities	Total
2022
Number of employees - headcount	6,153	3,609	2,621	4,281	1,464	958	19,087
Of which Aegon’s share of employees in joint ventures and associates	-	-	62	3,239	206	-	3,507

2021
Number of employees - headcount	7,675	3,534	2,476	6,590	1,675	321	22,271
Of which Aegon’s share of employees in joint ventures and associates	733	-	59	3,245	191	-	4,228

2020
Number of employees - headcount	7,960	3,521	2,307	6,598	1,527	409	22,322
Of which Aegon’s share of employees in joint ventures and associates	669	-	47	3,294	183	-	4,193

Aegon Annual Report on Form 20-F 2022 | 197

About Aegon	Governance and risk management	Financial information	Non-financial information

Summarized assets and liabilities per segment	Americas	The Netherlands 1)	United Kingdom	Interna- tional	Asset Manage- ment	Holding and other activities	Eliminations	Total
2022

Assets

Cash and Cash equivalents	1,097	-	182	122	367	1,639	-	3,407

Assets held for sale	-	89,752	-	-	-	-	-	89,752

Investments	73,132	-	1,457	2,061	136	39	-	76,825

Investments for account of policyholders	89,535	-	90,007	464	-	-	-	180,006

Investments in joint ventures	-	-	-	972	471	(0)	-	1,443

Investments in associates	-	-	-	20	129	16	-	165

Deferred expenses	12,657	-	736	57	-	-	(564)	12,886

Other assets	30,796	-	2,883	7,648	136	19,722	(23,882)	37,302

Total assets	207,217	89,752	95,264	11,344	1,239	21,415	(24,446)	401,786

Liabilities

Insurance contracts	84,905	-	1,373	8,255	-	-	(7,223)	87,309

Insurance contracts for account of policyholders	66,842	-	33,122	446	-	-	-	100,409

Investment contracts	10,483	-	174	2	-	-	-	10,658

Investment contracts for account of policyholders	22,693	-	57,836	26	-	-	-	80,555

Liabilities held for sale	-	84,339	-	-	-	-	-	84,339

Other liabilities	16,194	-	1,511	851	414	7,225	(1,870)	24,325

Total liabilities	201,117	84,339	94,015	9,580	414	7,225	(9,093)	387,596
1	Please refer to note 51 Discontinued operations for the summarized assets and liabilities of Aegon the Netherlands
In 2022, an intragroup reinsurance agreement was concluded between Americas (Transamerica Life Insurance Company - TLIC) and International (Transamerica Life (Bermuda) - TLB) to reinsure a substantial portion of the life business from TLB to TLIC, predominantly existing of UL policies with secondary guarantees. Underlying assets and liabilities have been transferred from TLB to TLIC at book value without an impact on the consolidated statement of financial position of Aegon. The consideration received by TLIC was less than the reserves assumed from TLB, resulting in a day-one loss on the transaction for TLIC and a day-one gain for TLB, which are, in line with Aegon’s accounting policies, recorded as a deferred cost of reinsurance. The Americas segment in the table above includes an EUR 0.6 billion deferred cost of reinsurance asset reported as part of deferred expenses. The International segment includes an equal but offsetting deferred cost of reinsurance liability as part of other liabilities. Both the deferred cost of reinsurance asset and liability are eliminated in the Elimination column.

Summarized assets and liabilities per segment	Americas	The Netherlands	United Kingdom	Interna- tional	Asset Manage- ment	Holding and other activities	Eliminations	Total
2021

Assets

Cash and Cash equivalents	1,127	3,718	210	282	311	1,242	-	6,889

Investments	80,938	66,384	1,876	8,315	296	21	-	157,831

Investments for account of policyholders	115,596	25,673	108,713	974	-	-	(4)	250,953

Investments in joint ventures	56	343	-	936	368	39	-	1,743

Investments in associates	-	1,103	9	18	151	20	(12)	1,289

Deferred expenses	9,052	235	825	391	-	-	-	10,503

Other assets	27,268	9,318	2,125	2,064	199	31,733	(33,663)	39,044

Total assets	234,037	106,775	113,758	12,979	1,326	33,056	(33,679)	468,252

Liabilities

Insurance contracts	74,967	40,547	1,490	9,028	-	-	(1,611)	124,422

Insurance contracts for account of policyholders	83,316	25,294	39,955	758	-	-	-	149,323

Investment contracts	9,804	11,767	194	2	-	-	-	21,767

Investment contracts for account of policyholders	32,280	2,273	69,819	220	-	-	-	104,592

Other liabilities	17,382	19,875	799	518	540	6,685	(4,022)	41,776

Total liabilities	217,750	99,757	112,257	10,526	540	6,685	(5,633)	441,881

198	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 5

As per January 1, 2022, MAG Seguros is no longer reported within the Americas segment, but is reported in the International segment. This change is applied prospectively in the investments overview
Amounts included in the tables on investments are presented on an IFRS basis, which means that investments in joint ventures and associates are not consolidated on a proportionate basis. Instead, these investments are included on a single line using the equity method of accounting.

Investments	Americas	The Netherlands 1)	United Kingdom	Interna- tional	Asset Manage- ment	Holding and other activities	Eliminations	Total

2022

Shares	345	-	25	10	7	1	-	388

Debt securities	51,008	-	777	1,847	15	-	-	53,647

Loans	12,475	-	-	43	-	38	-	12,556

Other financial assets	9,262	-	654	145	114	-	-	10,175

Investments in real estate	42	-	-	17	-	-	-	59

Investments general account	73,132	-	1,457	2,061	136	39	-	76,825

Shares	-	-	15,493	12	-	-	-	15,505

Debt securities	-	-	5,677	17	-	-	-	5,694

Unconsolidated investment funds	89,535	-	64,776	431	-	-	-	154,741

Other financial assets	-	-	3,617	5	-	-	-	3,622

Investments in real estate	-	-	443	-	-	-	-	443

Investments for account of policyholders	89,535	-	90,007	464	-	-	-	180,006

Investments on balance sheet	162,667	-	91,463	2,526	136	39	-	256,831

Off-balance sheet investments third parties	216,060	7,325	122,742	3,384	141,067	-	-	490,578

Total revenue-generating investments	378,727	7,325	214,205	5,910	141,203	39	-	747,409

Investments
Available-for-sale	56,564	-	991	1,991	96	-	-	59,643

Loans	12,475	-	-	43	-	38	-	12,556

Financial assets at fair value through profit or loss	93,585	-	90,029	475	40	1	-	184,130

Investments in real estate	42	-	443	17	-	-	-	502
Total investments on balance sheet	162,667	-	91,463	2,526	136	39	-	256,831

Investments in joint ventures	-	-	-	972	471	(0)	-	1,443

Investments in associates	-	-	-	20	129	16	-	165

Assets held for sale	-	89,752	-	-	-	-	-	89,752

Other assets	44,551	-	3,800	7,827	503	21,361	(24,446)	53,595

Consolidated total assets	207,217	89,752	95,264	11,344	1,239	21,415	(24,446)	401,786
1	Please refer to note 51 Discontinued operations for the assets of Aegon the Netherlands

Aegon Annual Report on Form 20-F 2022 | 199

About Aegon	Governance and risk manage ment	Financial information	Non-financial information

Investments	Americas	The Netherlands	United Kingdom	International 1)	Asset Management	Holding and other activities	Eliminations	Total
2021
Shares	493	1,410	29	72	9	1	-	2,015
Debt securities	61,014	26,951	1,159	8,060	11	-	-	97,195
Loans	11,352	35,358	-	93	-	20	-	46,823
Other financial assets	8,040	79	687	73	276	-	-	9,155
Investments in real estate	39	2,588	-	16	-	-	-	2,643

Investments general account	80,938	66,384	1,876	8,315	296	21	-	157,831

Shares	-	9,078	20,221	243	-	-	(4)	29,539
Debt securities	-	12,044	7,649	128	-	-	-	19,821
Unconsolidated investment funds	115,596	1,059	74,698	597	-	-	-	191,950
Other financial assets	-	3,493	5,581	6	-	-	-	9,080
Investments in real estate	-	-	563	-	-	-	-	563

Investments for account of policyholders	115,596	25,673	108,713	974	-	-	(4)	250,953

Investments on balance sheet	196,534	92,058	110,589	9,288	296	21	(4)	408,784
Off-balance sheet investments third parties	240,248	7,711	151,097	2,300	212,779	-	-	614,136
Total revenue-generating investments	436,782	99,769	261,687	11,589	213,076	21	(4)	1,022,920

Investments
Available-for-sale	65,694	24,443	1,299	8,191	257	-	-	99,884
Loans	11,352	35,358	-	93	-	20	-	46,823
Financial assets at fair value through profit or loss	119,450	29,669	108,727	987	40	1	(4)	258,871
Investments in real estate	39	2,588	563	16	-	-	-	3,206
Total investments on balance sheet	196,534	92,058	110,589	9,288	296	21	(4)	408,784

Investments in joint ventures	56	343	-	936	368	39	-	1,743
Investments in associates	-	1,103	9	18	151	20	(12)	1,289
Other assets	37,447	13,271	3,160	2,736	510	32,975	(33,663)	56,436
Consolidated total assets	234,037	106,775	113,758	12,979	1,326	33,056	(33,679)	468,252
6 Premium income and premiums paid to reinsurers

	2022	2021 1)	2020 1)
Life insurance	11,680	12,077	12,310
Non-life insurance	1,512	1,654	1,795
Total premium income	13,192	13,731	14,105

Accident and health insurance	1,512	1,389	1,539
General insurance	-	265	256
Non-life insurance premium income	1,512	1,654	1,795

1	Amounts for 2021 and 2020 have been re-presented to reflect the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.
Premium income decreased by EUR 539 million in 2022 (2021: EUR 374 million decrease) mainly driven by the divestments of Aegon Hungary and Aegon Turkey to Vienna Insurance Group AG Wiener Versicherung Gruppe (VIG). For more information about these divestments refer to note 48 Companies and businesses acquired and divested.

200	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 7

	2022	2021 1)	2020 1)
Life insurance	2,057	3,292	2,506
Non-life insurance	132	126	134
Total premiums paid to reinsurers	2,189	3,418	2,640

Accident and health insurance	132	118	127
General insurance	-	8	7
Non-life insurance premiums paid to reinsurers	132	126	134

1	Amounts for 2021 and 2020 have been re-presented to reflect the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.
Premium paid to reinsurers decreased by EUR 1,229 million in 2022 (2021: EUR 778 million increase), mainly explained by the increased premiums paid to reinsurers in 2021 which includes a reinsurance transaction covering universal life policies with secondary guarantees in Americas.
7 Investment income

	2022	2021 1)	2020 1)

Interest income	4,071	3,536	3,652

Dividend income	1,504	1,327	1,397

Rental income	39	29	39

Total investment income	5,613	4,893	5,087

Interest income accrued on impaired financial assets	1	53	(70)

Interest income on financial assets that are not carried at Fair value through profit or loss	3,413	3,047	3,156

1	Amounts for 2021 and 2020 have been re-presented to reflect the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.

Lease income is included within rental income. Please refer to note 45 Commitments and Contingencies for future lease payments (lease rights).

Total investment income from:	2022	2021 1)	2020 1)

Shares	1,504	1,327	1,397

Debt securities and money market instruments	3,374	2,970	3,105

Loans	538	499	497

Real estate	39	29	39

Other	159	68	49

Total	5,613	4,893	5,087

1	Amounts for 2021 and 2020 have been re-presented to reflect the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.

Investment income is split into:	2022	2021 1)	2020 1)

Investment income related to general account	3,724	3,249	3,329

Investment income for account of policyholders	1,889	1,644	1,758

Total	5,613	4,893	5,087

Investment income from financial assets held for general account:

Available-for-sale	3,017	2,674	2,757

Loans	538	499	497

Financial assets designated at fair value through profit or loss	142	97	65

Real estate	4	(1)	12

Derivatives	8	(4)	(11)

Other	14	(15)	9

Total	3,724	3,249	3,329

1	Amounts for 2021 and 2020 have been re-presented to reflect the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.

Aegon Annual Report on Form 20-F 2022 | 201

About Aegon Governance and risk management Financial information Non-financial information

8 Fee and commission income

	2022	2021 1)	2020 1)
Fee income from asset management	1,574	1,647	1,512
Commission income	787	640	510
Other	164	168	99
Total fee and commission income	2,525	2,454	2,122

Included in fee and commission income:
Fees on trust and fiduciary activities	242	259	221

1	Amounts for 2021 and 2020 have been re-presented to reflect the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.

9 Income from reinsurance ceded

	2022	2021 1)	2020 1)
Recovered claims and benefits	3,480	3,377	3,362

Change in technical provisions	(612)	738	309

Commissions	148	147	396

Amortization charges	(9)	2	-
Total	3,009	4,263	4,066

1	Amounts for 2021 and 2020 have been re-presented to reflect the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.
10 Results from financial transactions

Results from financial transactions comprise:	2022	2021 1)	2020 1)
Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives	227	807	223
Realized gains and (losses) on financial investments	(537)	392	119
Gains and (losses) on investments in real estate	1	-	(60)
Net fair value change of derivatives	1,148	761	(2,270)
Net fair value change on account of policyholder financial assets at fair value through profit or loss	(35,951)	22,539	19,935
Net fair value change on investments in real estate for account of policyholders	(61)	46	(36)
Net foreign currency gains and (losses)	36	182	34

Net fair value change on borrowings and other financial liabilities	5	(13)	18
Total	(35,132)	24,715	17,961

1	Amounts for 2021 and 2020 have been re-presented to reflect the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.

Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives comprise:	2022	2021 1)	2020 1)
Shares	(48)	27	(4)

Debt securities and money market investments	(91)	(26)	22

Other	366	807	205
Total	227	807	223

1	Amounts for 2021 and 2020 have been re-presented to reflect the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.
Other mainly includes net fair value changes of limited partnerships such as hedge and private equity funds.

202	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 10

Realized gains and losses on financial investments comprise:	2022	2021 1)	2020 1)
Shares	67	16	(2)

Debt securities and money market investments	(632)	281	144

Loans	36	125	20

Other	(8)	(30)	(43)
Total	(537)	392	119

1	Amounts for 2021 and 2020 have been re-presented to reflect the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.

Realized gains and losses on financial investments comprise:	2022	2021 1)	2020 1)
Available-for-sale investments	(573)	268	99

Loans	36	125	20
Total	(537)	392	119

1	Amounts for 2021 and 2020 have been re-presented to reflect the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.

Net fair value change of derivatives comprise:	2022	2021 1)	2020 1)
Net fair value change on economic hedges where no hedge accounting is applied	(143)	(265)	(533)
Net fair value change on bifurcated embedded derivatives	1,290	1,023	(1,739)
Ineffective portion of hedge transactions to which hedge accounting is applied	1	4	2
Total	1,148	761	(2,270)

1	Amounts for 2021 and 2020 have been re-presented to reflect the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.

The ineffective portion of hedge transactions to which hedge accounting is applied comprises:	2022	2021 1)	2020 1)
Fair value change on hedging instruments in a fair value hedge	(4)	(3)	11

Fair value change on hedged items in a fair value hedge	7	6	(9)

Ineffectiveness fair value hedge	4	3	2

Ineffectiveness cash flow hedges	(3)	1	-
Total	1	4	2

1	Amounts for 2021 and 2020 have been re-presented to reflect the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.

Net fair value change on for account of policyholder financial assets at fair value through profit or loss comprise:	2022	2021 1)	2020 1)
Shares	(2,799)	2,661	1,290

Debt securities and money market investments	(2,114)	(557)	485

Unconsolidated investment funds	(30,326)	20,833	17,670

Derivatives	(712)	(398)	489
Total	(35,951)	22,539	19,935

1	Amounts for 2021 and 2020 have been re-presented to reflect the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.

Net fair value change on account of policyholder financial assets at fair value through profit or loss are a charge in 2022, mainly due to declining equity markets, rising interest rates and credit spread widening compared to December 31, 2021. Net fair value changes on account of policyholder financial assets at fair value through profit or loss are offset by changes in technical provisions reported as part of the lines Change in valuation of liabilities for insurance contracts and Change in valuation of liabilities for investment contracts in note 12 Policyholder claims and benefits.

Net fair value change on borrowings and other financial liabilities	2022	2021 1)	2020 1)
Borrowings	-	-	16

Other financial liabilities	5	(13)	2
Total	5	(13)	18

1	Amounts for 2021 and 2020 have been re-presented to reflect the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.

Aegon Annual Report on Form 20-F 2022 | 203

About Aegon Governance and risk management Financial information Non-financial information

11 Other income

	2022	2021 1)	2020 1)
Other income	378	49	62

1	Amounts for 2021 and 2020 have been re-presented to reflect the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.
Other income in 2022 includes the book gain on the divestment of Aegon Hungary and Aegon Turkey to Vienna Insurance Group AG Wiener Versicherung Gruppe (VIG) amounting to EUR 288 million, and the book gain on the divestment of Aegon’s 50% stake in the Spanish insurance joint venture with Liberbank to Unicaja Banco amounting to EUR 87 million.
Other income in 2021 includes a gain of EUR 38 million related to the sale of a small-sized Individual Retirement Account (IRA) portfolio to a third party.
Othe
r income in 2020 includes a book gain of EUR 53 million on the divestment of the joint ventures in Japan.
Refer to note 48 Companies and businesses acquired and divested for more details on these divestments.
12 Policyholder claims and benefits

	2022	2021 1)	2020 1)
Benefits and claims paid life	17,313	16,971	12,973
Benefits and claims paid non-life	1,305	1,240	1,290
Change in valuation of liabilities for insurance contracts	(24,879)	19,504	19,723
Change in valuation of liabilities for investment contracts	(10,398)	2,420	1,898

Other	(20)	(38)	(19)
Total	(16,680)	40,097	35,865

1	Amounts for 2021 and 2020 have been re-presented to reflect the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.
Policyholder claims and benefits includes claims and benefits in excess of account value for products for which deposit accounting is applied and the change in valuation of liabilities for insurance and investment contracts. The lines ‘‘Change in valuation of liabilities for insurance contracts’’ and ‘‘Change in valuation of liabilities for investment contracts’’ reflect movements in technical provisions resulting from “Net fair value change on for account of policyholder financial assets at fair value through profit or loss” included in note 10 Results from financial transactions of EUR 35,951 million negative (2021: EUR 22,539 million positive, 2020: EUR 19,935 million positive). In addition, the line ‘‘Change in valuation of liabilities for insurance contracts’’ includes an increase of technical provisions for life insurance contracts of EUR 1,345 million (2021: increase of EUR 863 million, 2020: increase of EUR 1,707 million).
13 Profit sharing and rebates

	2022	2021 1)	2020 1)
Surplus interest bonuses	-	1	1

Profit appropriated to policyholders	7	7	7
Total	7	8	8

1	Amounts for 2021 and 2020 have been re-presented to reflect the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.

204	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 14

14 Commissions and expenses

	2022	2021 1)	2020 1)
Commissions	2,311	2,539	2,264
Employee expenses	1,707	1,511	1,579
Administration expenses	1,218	1,294	1,298
Deferred expenses	(770)	(1,160)	(741)
Amortization of deferred expenses	885	933	767
Amortization of VOBA and future servicing rights	108	171	87
Total	5,458	5,286	5,253

Included in administration expenses:
Depreciation of equipment, software and real estate held for own use	73	80	81

1	Amounts for 2021 and 2020 have been re-presented to reflect the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.

Employee expenses	2022	2021 1)	2020 1)
Salaries	1,160	1,092	1,105
Post-employment benefit costs	116	126	137
Social security charges	99	100	97
Other personnel costs	284	150	203
Shares	48	43	37
Total	1,707	1,511	1,579

Included in employee expenses:
Defined contribution expenses	49	35	36

1	Amounts for 2021 and 2020 have been re-presented to reflect the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.

In 2021, Aegon expanded the dynamic hedge covering the equity and interest rate risks of its US Variable Annuities block with guaranteed minimum withdrawal benefits (GMWB) to the entire VA portfolio. Implementing the VA dynamic hedging program for variable annuities with interest sensitive guaranteed minimum income benefits (GMIBs) and guaranteed minimum death benefits (GMDBs) resulted in an EUR 350 million one-time charge as per December 31, 2021, of which EUR 254 million is reported as “Amortization of deferred expenses” and EUR 96 million is reported as “Amortization of VOBA and future servicing rights”.
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

Aegon Annual Report on Form 20-F 2022 | 205

About Aegon Governance and risk management Financial information Non-financial information

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
Number of shares per plan year

	2018	2019	2020	2021	2022	Total
Conditionally granted 1)	6,513,984	7,378,113	8,381,086	9,449,451	7,495,307	39,217,941
Allocated 2)	6,123,546	6,761,360	6,522,324	13,297,242	-	32,704,472

1	The at target number of shares which were conditionally granted for the plan year.
2	The allocated number of shares based on the actual performance during the plan year.

206	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 15

Number of shares per plan year

	2018	2019	2020	2021	2022	Total
Unvested at January 1, 2021	5,251,551	7,340,768	9,251,766	-	-	21,844,085
Conditionally granted as variable compensation 1)	-	-	-	9,449,451	-	9,449,451
Allocated 2)	4,010	(29,388)	(1,858,762)	2,450,661	-	566,521
Forfeited	(205,734)	(254,543)	(174,128)	(4,729)	-	(639,134)
Vested	(2,037,774)	(259,858)	(221,441)	(69,851)	-	(2,588,924)
Unvested at December 31, 2021	3,012,053	6,796,979	6,997,435	11,825,532	-	28,631,999
Conditionally granted as variable compensation 1)	-	-	-	-	7,495,307	7,495,307
Allocated 2)	65,410	3,445	1,832	3,847,791	2,136,074	6,054,552
Forfeited	(119,833)	(103,121)	(262,567)	(1,050,197)	-	(1,535,718)
Vested	(2,957,630)	(2,899,400)	(327,134)	(835,534)	(183,739)	(7,203,437)
Unvested at December 31, 2022	-	3,797,903	6,409,566	13,787,592	9,447,642	33,442,703

Grant price (in EUR) 3)	5.405	4.162	4.083	3.293	4.491

	4.143 to	2.741 to	1.794 to	1.625 to	3.341 to
Fair value of shares at grant date (in EUR) 4)	5.054	3.737	3.796	3.978	5.061

1	The at target number of shares which were conditionally granted as variable compensation for the plan year.
2
Shares that are already allocated during a plan year, are a combination of shares as part of fixed compensation or a sign-on
arrangement (e.g. the 2,450,661 shares allocated during the calendar year 2021 in relation to the 2021 plan year). Shares that are allocated in the calendar year after a plan year, concerns the difference between the conditionally granted shares for that plan year and the actual number of shares which have been allocated as variable compensation (e.g. the 1,858,762 share correction during 2021 for the 2020 plan year). This number can therefore be positive or negative. Shares allocated during a calendar year in relation to earlier plan years are backdated corrections to the administration (e.g. during 2021 a correction of 4,010 shares was made in relation to the 2018 plan year).

3
This is the volume weighted average price (VWAP) of Aegon on the Euronext Amsterdam stock exchange for the period December 15 to January 15. For instance for the 2022 plan year, this is the VWAP for the period December 15, 2021 to January 15, 2022.

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
Refer to the Remuneration Report for detailed information on conditional shares granted to the Executive Board.
15 Impairment charges / (reversals)

Impairment charges / (reversals) comprise:	2022	2021 1)	2020 1)
Impairment charges on financial assets, excluding receivables	39	11	204
Impairment reversals on financial assets, excluding receivables	(19)	(42)	(28)
Impairment charges and reversals on non-financial assets and receivables	48	48	107
Total	68	16	284

1	Amounts for 2021 and 2020 have been re-presented to reflect the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.

Impairment charges on financial assets, excluding receivables, from:	2022	2021 1)	2020 1)
Shares	3	1	42
Debt securities and money market instruments	36	9	161
Loans	-	-	2
Total	39	11	204

1	Amounts for 2021 and 2020 have been re-presented to reflect the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.

Aegon Annual Report on Form 20-F 2022 | 207

About Aegon Governance and risk management Financial information Non-financial information

Impairment reversals on financial assets, excluding receivables, from:	2022	2021 1)	2020 1)
Shares	-	(8)	-
Debt securities and money market instruments	(18)	(30)	(26)
Loans	(1)	(0)	(0)
Other	-	(4)	(1)
Total	(19)	(42)	(28)

1	Amounts for 2021 and 2020 have been re-presented to reflect the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.
Impairment charges on financial assets in 2020 were mainly driven by Americas impairments on public fixed income holdings, primarily in the energy sector, as a consequence of the weakening demand related to the nationwide lockdown due to
COVID-19.
Impairment charges on
non-financial
assets and receivables in 2020 are mainly related to a valuation allowance due to the ongoing rehabilitation process of a reinsurer of Aegon Americas for EUR 68 million.
For more details on impairments on financial assets, excluding receivables, refer to note 4 Financial risks.
16 Interest charges and related fees

	2022	2021 1)	2020 1)
Subordinated loans	119	110	110
Trust pass-through securities	9	8	9
Borrowings	115	65	96
Other	85	64	190
Total	329	246	405

Included in interest charges and related fees:
Interest charges accrued on financial liabilities not carried at fair value through profit or loss	221	121	132

1	Amounts for 2021 and 2020 have been re-presented to reflect the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.

Other includes interest charges on short term borrowings and bank fees.
17 Other charges

	2022	2021 1)	2020 1)
Other charges	(5)	101	104

1	Amounts for 2021 and 2020 have been re-presented to reflect the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.

Other charges in 2022 are mainly related to the result of a release of an accrual.
Other charges in 2021 are mainly related to settlements of certain universal life policies in the US. For more details refer to note 45 commitments and contingencies.
Other charges in 2020 are mainly driven by charges of EUR 91 million (USD 104 million) related to settlements of certain universal life policies in the US.

208	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 18

18 Income tax

	Note	2022	2021 1)	2020 1)

Current tax
Current year		(6)	(18)	(23)

Adjustments to prior years		(3)	(6)	(24)
		(9)	(24)	(47)
Deferred tax	40

Origination / (reversal) of temporary differences		(540)	163	(309)

Changes in tax rates / bases		(2)	(39)	(11)

Changes in deferred tax assets as a result of recognition / write off of previously not recognized / recognized tax losses, tax credits and deductible temporary differences		8	(5)	12

Non-recognition of deferred tax assets		9	9	7

Adjustments to prior years		16	(9)	11
		(509)	119	(289)
Income tax for the period (income) / charge		(518)	95	(336)

1	Amounts for 2021 and 2020 have been re-presented to reflect the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.

Reconciliation between standard and effective income tax:	2022	2021 1)	2020 1)
Result before tax from continuing operations	(1,543)	1,164	(958)

Income tax calculated using weighted average applicable statutory tax rates	(329)	231	(218)

Difference due to the effects of:

Non-taxable income	(116)	(57)	(54)

Non-tax deductible expenses	12	21	21

Changes in tax rate/base	(2)	(39)	(11)

Different tax rates on overseas earnings	3	-	-

Tax credits	(43)	(48)	(57)

Other taxes	(46)	38	(2)

Adjustments to prior years	12	(15)	(12)

Change in uncertain tax positions	(0)	(16)	-

Changes in deferred tax assets as a result of recognition / write off of previously not recognized / recognized tax losses, tax credits and deductible temporary differences	8	(5)	12

Non-recognition of deferred tax assets	9	9	7

Tax effect of (profit) / losses from joint ventures and associates	(19)	(18)	(17)

Other	(8)	(5)	(4)
	(189)	(136)	(118)
Income tax for the period (result) / charge	(518)	95	(336)

1	Amounts for 2021 and 2020 have been re-presented to reflect the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.

The weighted average applicable statutory tax rate for 2022 is 21.3% (2021: 19.9%, 2020: 22.8%). The weighted average applicable statutory tax rate increased compared to 2021 due to the relatively high contribution of income before tax in the Netherlands versus high negative income in the United States and income from equity accounted joint ventures and associates which is presented net of tax in the consolidated income statement. Furthermore, the weighted average applicable statutory tax rate is impacted by the accounting for discontinued operations including intercompany transactions, refer to note
51 Discontinued operations.
Non-taxable
income in 2022 is comprised of the regular
non-taxable
items such as the dividend received deduction in the United States and the participation exemption in the Netherlands. Compared to 2021 non-taxable
income increased due to more exempt income in the Netherlands.

Aegon Annual Report on Form 20-F 2022 | 209

About Aegon Governance and risk management Financial information Non-financial information

In the Netherlands, the enacted corporate income tax rate increased from 25% to 25.8% as from January 1, 2022 which resulted in a favorable tax rate impact in 2021. In the United Kingdom, the enacted future corporate income tax rate will increase from 19% to 25% as of April 1, 2023 which resulted in a beneficial tax rate impact in 2021 and 2022.
Tax credits mainly include tax benefits from United States investments that provide affordable housing to individuals and families that meet median household income requirements.
Other taxes are lower compared to 2021 due to unfavorable equity and bond markets which yielded lower policyholder taxes in the United Kingdom and state tax benefits in the United States due to negative income.
In 2021, changes in uncertain tax positions relate to a partial release of certain reassessed tax provisions in the United States.
The following tables present income tax related to components of other comprehensive income and retained earnings.

		2022	2021 1)	2020 1)
Items that will not be reclassified to profit and loss:
Changes in revaluation reserve real estate held for own use		-	1	(2)

Remeasurements of defined benefit plans		(5)	(78)	14
		(5)	(77)	12

Items that may be reclassified subsequently to profit and loss:

(Gains) / losses on revaluation of available-for-sale investments		2,802	269	(635)

(Gains) / losses transferred to the income statement on disposal and impairment of available-for-sale investments		(121)	71	(1)

Changes in cash flow hedging reserve		42	47	54

Movement in foreign currency translation and net foreign investment hedging reserve		(12)	3	(7)
		2,710	390	(589)
Total income tax related to components of other comprehensive income		2,706	313	(577)
1 Amounts for 2021 and 2020 have been re-presented to reflect the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.
		2022	2021	2020
Income tax related to equity instruments and other

Income tax related to equity instruments	31	2	13	18

Other		1	3	1
Total income tax recognized directly in retained earnings		3	16	19

210	Aegon Annual Report on Form 20-F 2022

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

	2022	2021	2020
Continuing and discontinued operations

Net result attributable to owners of Aegon N.V. from continuing and discontinued operations	(1,433)	1,980	(146)

Coupons on perpetual securities	(36)	(39)	(38)
Net result attributable to owners for basic earnings per share calculation from continuing and discontinued operations	(1,469)	1,941	(184)

Net result attributable to common shareholders from continuing and discontinued operations	(1,460)	1,928	(182)

Net result attributable to common shareholders B from continuing and discontinued operations	(10)	13	(1)

Weighted average number of common shares outstanding (in million)	2,010	2,043	2,044
Weighted average number of common shares B outstanding (in million)	536	559	561

Basic earnings per common share (EUR per share) from continuing and discontinued operations	(0.73)	0.94	(0.09)
Basic earnings per common share B (EUR per share) from continuing and discontinued operations	(0.02)	0.02	-

Continuing operations

Net result attributable to owners of Aegon N.V. from continuing operations	(1,054)	1,019	(633)

Coupons on perpetual securities	(36)	(39)	(38)
Net result attributable to owners for basic earnings per share calculation from continuing operations	(1,090)	981	(670)

Net result attributable to common shareholders from continuing operations	(1,083)	974	(666)

Net result attributable to common shareholders B from continuing operations	(7)	7	(5)

Weighted average number of common shares outstanding (in million)	2,010	2,043	2,044
Weighted average number of common shares B outstanding (in million)	536	559	561

Basic earnings per common share (EUR per share) from continuing operations	(0.54)	0.48	(0.33)
Basic earnings per common share B (EUR per share) from continuing operations	(0.01)	0.01	(0.01)

Discontinued operations

Net result attributable to owners of Aegon N.V. from discontinued operations	(379)	960	487

Coupons on perpetual securities	-	-	-
Net result attributable to owners for basic earnings per share calculation from discontinued operations	(379)	960	487

Net result attributable to common shareholders from discontinued operations	(377)	954	484

Net result attributable to common shareholders B from discontinued operations	(3)	7	3

Weighted average number of common shares outstanding (in million)	2,010	2,043	2,044
Weighted average number of common shares B outstanding (in million)	536	559	561

Basic earnings per common share (EUR per share) from discontinued operations	(0.19)	0.47	0.24

Basic earnings per common share B (EUR per share) from discontinued operations	(0.00)	0.01	0.01

Aegon Annual Report on Form 20-F 2022 | 211

About Aegon Governance and risk management Financial information Non-financial information

Diluted earnings per share
The diluted earnings per share equaled the basic earnings per share for all years disclosed since there were no Long Term Incentive Plans which were considered dilutive.
20 Dividend per common share
Final dividend 2022
At the Annual General Meeting of Shareholders currently scheduled for May 25, 2023, the Executive Board will, in line with its earlier announcement and barring unforseen circumstances, propose a final dividend for the year 2022 of EUR 0.12 per common share and EUR 0.003 per common share B. If approved and in combination with the interim dividend 2022 of EUR 0.11 per common share, Aegon’s total dividend over 2022 will amount to EUR 0.23 per common share and EUR 0.00575 per common share B. Following the transaction with a.s.r., Aegon increased its dividend per common share target from around EUR 0.25 to around EUR 0.30 over 2023.
Interim dividend 2022
The interim dividend 2022 was paid in cash or stock at the election of the shareholder. Approximately 60% of shareholders elected to receive the final dividend in shares. Those who elected stock dividend received one Aegon common share for every 42 common shares held. The stock fraction is based on Aegon’s average share price as quoted on Euronext Amsterdam, using the high and low of each of the five trading days from September 8 up to and including September 14, 2022. The average share price calculated on this basis amounted to EUR 4.61. The dividend was paid on September 21, 2022.
The shares repurchased as part of the buyback program to neutralize the dilutive effect of the 2022 interim dividend, as announced on September 27, 2022, will be held as treasury shares and will be used to pay future dividends in shares. Between October 3, 2022 and December 15, 2022, common shares for an amount of EUR 134 million were repurchased. A total of 29,833,390 common shares were repurchased at an average price of EUR 4.4897 per share.
Final dividend 2021
It was decided at the Annual General Meeting of Shareholders on May 31, 2022 to pay a final dividend for 2021 of EUR 0.09 per common share and EUR 0.00225 per common share B. After taking into account the interim dividend of EUR 0.08 per common share and EUR 0.002 per common share B, Aegon’s total dividend over 2021 amounted to EUR 0.17 per common share and EUR 0.00425 per common share B.
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

212	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 21

21 Cash and cash equivalents

	2022	2021	2020
Cash at bank and in hand	1,827	3,638	4,907

Short-term deposits	345	1,576	2,214

Money market investments	1,235	1,675	1,247

Short-term collateral	-	-	4
At December 31	3,407	6,889	8,372

Cash collateral received related to securities lending, repurchase agreements and margins on derivatives transactions	5,072	5,776	9,208

Income from security lending programs	7	3	9

Weighted effective interest rate on short-term deposits	15.01%	(0.72%)	(0.64%)

Average maturity days on short-term deposits	44	16	10
The decrease in Cash and cash equivalents in 2022 is mainly the result of the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.
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

Note	2022	2021	2020

Cash and cash equivalents	3,407	6,889	8,372

Cash classified as Assets held for sale	5,085	-	-
Net cash and cash equivalents	8,491	6,889	8,372

Cash and cash equivalents attributable to Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.

Summary cash flow statement	2022	2021 1)	2020 1)
Net cash flows from operating activities	2,851	(1,796)	(2,854)

Net cash flows from investing activities	616	(54)	(139)

Net cash flows from financing activities	(1,920)	300	(778)
Net increase / (decrease) in cash and cash equivalents	1,548	(1,550)	(3,770)

Net cash and cash equivalents are impacted by:
Positive (negative) effects of changes in exchange rates	55	67	(121)
1
Amounts for 2021 and 2020 includes the disposal group.
Analysis of cash flows
2022 compared to 2021
Net cash flows from operating activities
Total net cash flow from operating activities increased by EUR 4,647 million to a EUR 2,851 million inflow (2021:
EUR 1,796 million outflow). The main movements are the decreased cash outflows regarding purchase of investments and the increased cash inflows from disposal of investments (refer to note 22 Investment), partially offset by outflow from insurance and investment liabilities (refer to note 34 Insurance contracts) and by the increased outflow from results from
financial transactions (refer to note 10 Results from financial transactions).

Aegon Annual Report on Form 20-F 2022 | 213

About Aegon Governance and risk management Financial information Non-financial information

Net cash flows from investing activities
Net cash flows from investing activities increased by EUR 670 million to a EUR 616 million inflow (2021: EUR 54 million outflow). The main movements are the decreased cash outflows regarding acquisition/capital contribution joint ventures and associates, partially offset by decreased inflow from disposal joint ventures and associates (refer to note 48 Business combinations and note 49 Group companies.
Net cash flows from financing activities
Net cash flow from financing activities decreased by EUR 2,220 million to a EUR 1,920 million outflow (2021: EUR 300 million inflow). The increase is a result of lower repayments of borrowings and higher proceeds (refer to note 37 Borrowings), partially offset by higher purchases of treasury shares (refer to the table below and note 31 Other equity instruments).
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

		Cash flows			Non-cash changes
Reconciliation of debt from financing activities	At January 1, 2022	Addition	Repayment	Realized gains / losses in income statement	Movements related to fair value hedges	Amortization	Transfers to disposal groups	Net exchange difference	At December 31, 2022
Subordinated borrowings	2,194	-	-	-	-	3	-	98	2,295
Trust pass-through securities	126	-	-	-	(15)	(1)	-	8	118
Borrowings	9,661	3,569	(4,086)	-	(0)	1	(5,227)	133	4,051
Assets held to hedge Trust pass-through securities	3	-	-	(15)	-	-	-	-	(11)
Assets held to hedge Borrowings	-	-	-	-	-	-	-	-	-

214	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 22

	Cash flows				Non-cash changes
Reconciliation of debt from financing activities	At January 1, 2021	Addition	Repayment	Realized gains / losses in income statement	Movements related to fair value hedges	Amortization	Transfer to/from other headings	Net exchange difference	At December 31, 2021
Subordinated borrowings	2,085	-	-	-		3	-	105	2,194
Trust pass-through securities	126	-	-	-	(9)	-	-	9	126
Borrowings	8,524	3,914	(3,000)	-	(1)	1	-	222	9,661
Assets held to hedge Trust pass-through securities	12	-	-	(9)	-	-	-	1	3
Assets held to hedge Borrowings	62	-	(61)	(1)	-	-	-	-	-
22 Investments
Investments for general account comprise financial assets, excluding derivatives, as well as investments in real estate.

	Note	2022	2021
Available-for-sale (AFS)		59,643	99,884
Loans		12,556	46,823
Financial assets at fair value through profit or loss (FVTPL)		4,567	8,481
Total financial assets, excluding derivatives	22.1	76,766	155,188
Investments in real estate	22.2	59	2,643
Total investments for general account		76,825	157,831
The decrease in Investments in 2022 is mainly the result of the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.
22.1 Financial assets, excluding derivatives

	AFS	FVTPL	Loans	Total	Fair value
2022

Shares	195	193	-	388	388

Debt securities	53,093	554	-	53,647	53,647

Money market and other short-term investments	5,514	99	-	5,613	5,613

Mortgage loans	-	-	10,441	10,441	9,245

Private loans	-	-	27	27	27

Deposits with financial institutions	-	-	45	45	45

Policy loans	-	-	2,042	2,042	2,042

Other	840	3,722	-	4,562	4,562
At December 31, 2022	59,643	4,567	12,556	76,766	75,569

2021

Shares	350	1,665	-	2,015	2,015

Debt securities	93,899	3,296	-	97,195	97,195

Money market and other short-term investments	4,790	120	-	4,910	4,910

Mortgage loans	-	-	39,991	39,991	44,366

Private loans	-	-	4,883	4,883	5,491

Deposits with financial institutions	-	-	52	52	52

Policy loans	-	-	1,893	1,893	1,893

Other	844	3,401	3	4,248	4,248
At December 31, 2021	99,884	8,481	46,823	155,188	160,171

	2022	2021
Current portion:

Debt securities, money market and other short-term investments, mortgage and private loans	7,294	12,924
Refer to note 44 Fair value for further details on fair value measurement.

Aegon Annual Report on Form 20-F 2022 | 215

About Aegon Governance and risk management Financial information Non-financial information

Loan allowance
Movement on the loan allowance account during the year were as follows:

	2022	2021
At January 1	(118)	(188)
Addition charged to income statement	(16)	(40)
Reversal to income statement	15	55
Amounts written off	40	55
Transfers to disposal groups	76	-
At December 31	(4)	(118)
22.2 Investments in real estate

	2022	2021
At January 1	2,643	2,385
Additions	41	47

Subsequent expenditure capitalized	1	1

Disposals	(40)	(60)

Transfer from real estate for own use and equipment	-	14

Fair value gains / (losses)	(51)	253

Net exchange differences	3	3

Transfers to disposal groups	(2,545)	-

Other	7	-

At December 31	59	2,643
Investments in real estate held by:
Americas	42	39
The Netherlands	-	2,588

Value of Aegon’s properties which were appraised in the current year	99%	98%
Appraisals performed by independent external appraisers	95%	98%
Refer to note 45 Commitments and contingencies for a description of non-cancellable
lease rights.

	2022	2021 1)	2020 1)
Rental income reported as part of investment income	4	(1)	12
Direct operating expenses (Including repairs and maintenance expenses):
- From investment property that generated rental income	5	5	23
- From investment property that did not generate rental income	-	1	1
1	Amounts for 2021 and 2020 have been re-presented to reflect the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.
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

216	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 23

	Note	2022	2021
Shares		15,505	29,539
Debt securities		5,694	19,821
Money market and other short-term investments		1,263	1,482
Deposits with financial institutions		2,360	4,105
Unconsolidated investment funds		154,741	191,950
Other		-	3,493
Total investments for account of policyholders at fair value through profit or loss, excluding derivatives		179,563	250,390

Investments in real estate	23.1	443	563
Total investments for account of policyholders		180,006	250,953
The decrease in Investments for account of policyholder in 2022 is mainly the result of the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.
Refer to note 44 Fair value for a summary of all financial assets and financial liabilities at fair value through profit or loss.
23.1 Investments in real estate for account of policyholders

	2022	2021
At January 1	563	467

Additions	-	54

Subsequent expenditure capitalized	10	6

Disposals	(42)	(43)

Fair value gains / (losses)	(61)	46

Net exchange differences	(27)	32
At December 31	443	563
The investment properties are leased out under operating leases.

	2022	2021	2020
Rental income reported as part of investment income	34	30	27

Direct operating expenses from investment in real estate for account of policyholders	5	4	8
There are no restrictions on the realizability of investment property or the remittance of income and proceeds of disposal.
Refer to note 45 Commitments and contingencies for a summary of contractual obligations to purchase investment property.

Aegon Annual Report on Form 20-F 2022 | 217

About Aegon Governance and risk management Financial information Non-financial information

24 Derivatives

	Derivative asset		Derivative liability
	2022	2021	2022	2021
Derivatives for general account

Derivatives not designated in a hedge	2,381	8,344	4,162	9,578

Derivatives designated as fair value hedges	4	18	4	15

Derivatives designated as cash flow hedges	204	346	1,108	948

Derivatives desginated as Net foreign investment hedges	118	73	104	59
	2,707	8,780	5,379	10,600
Derivatives for account of policyholders

Derivatives not designated in a hedge	53	46	715	39

Total derivatives 1)	2,760	8,827	6,094	10,639
Of which:

Current	352	723	1,607	2,803
1
Refer to note 44 Fair value for a summary of all financial assets and financial liabilities at fair value through profit or loss.
The decrease in Derivatives in 2022 is mainly the result of the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.
The derivatives are measured at fair value through profit or loss in accordance with IAS 39. For more details on fair value measurement of derivatives refer to note 44 Fair value.
Use of derivatives
Derivatives not designated in a hedge - general account

	Derivative asset		Derivative liability
Derivatives not designated in a hedge – general account	2022	2021	2022	2021

Derivatives held as an economic hedge	2,378	8,327	3,198	5,992

Bifurcated embedded derivatives	3	17	964	3,586
Total	2,381	8,344	4,162	9,578
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
Credit Default Swaps
Aegon has entered into free-standing credit derivative transactions. The positions outstanding at the end of the year were:

	2022		2021
Credit derivative disclosure by quality	Notional	Fair value	Notional	Fair value

AAA	5	-	14	-

AA	177	2	173	3

A	964	9	926	14

BBB	3,446	18	2,925	50

BB	144	(1)	263	1

B or lower	86	(0)	148	2
Total	4,820	28	4,449	70

218	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 24

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
For the years ended December 31, 2022, 2021 and 2020, the gains and (losses) related to the ineffectiveness portion of designated fair value hedges Aegon recognized are as follows:

	2022	2021 1)	2020 1)
Gains (losses) related to the ineffectiveness portion of designated fair value hedges	4	3	2

1	Amounts for 2021 and 2020 have been re-presented to reflect the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.
Derivatives designated as cash flow hedges
Aegon has entered primarily into interest rate swap agreements that effectively convert certain variable-rate assets and liabilities to a fixed-rate basis in order to match the cash flows of the assets and liabilities within Aegon’s portfolio more closely. These agreements involve the payment or receipt of variable-rate interest amounts in exchange for fixed-rate interest amounts over the life of the agreement without the exchange of the underlying principal amounts. Aegon hedges its exposure to the variability of future cash flows from the interest rate movements for terms up to 22 years for hedges converting existing floating-rate assets and liabilities to fixed-rate assets.
Aegon uses forward starting interest rate swap agreements to hedge the variability in future cash flows associated with the forecasted purchase of fixed-income assets. These agreements reduce the impact of future interest rate changes on the forecasted transaction. Fair value adjustments for these interest rate swaps are deferred and recorded in equity until the occurrence of the forecasted transaction at which time the interest rate swaps will be terminated. The accumulated gain or loss in equity will be amortized into investment income as the acquired asset affects income. Aegon hedges its exposure to the variability of future cash flows from interest rate movements for terms up to 21 years. The cash flows from these hedging instruments are expected to affect the profit and loss for approximately the next 40 years. For the year ended December 31, 2022, the contracts for which cash flow hedge accounting was terminated resulted in deferred gains of EUR 12 million (2021: EUR 60 million) that are recognized directly in equity to be reclassified into net result during the period when the cash flows occur of the underlying hedged items. During the year ended December 31, 2022, none of Aegon’s cash flow hedges were discontinued as it was highly probable that the original forecasted transactions would occur by the end of the originally specified time period documented at the inception of the hedging relationship. Aegon projects investment needs many years into the future in order to support the insurance liabilities and pay all contractual obligations arising from the policies in force today.

Aegon Annual Report on Form 20-F 2022 | 219

About Aegon Governance and risk management Financial information Non-financial information

In addition, Aegon also makes use of cross currency swaps to convert variable or fixed foreign currency cash flows into fixed cash flows in local currencies. The cash flows from these hedging instruments are expected to occur over the next 34 years. These agreements involve the exchange of the underlying principal amounts.

Hedge ineffectiveness and reclassification of gains (losses)	2022	2021	2020

Hedge ineffectiveness on cash flow hedges	(3)	1	-

Gains (losses) reclassified from equity into the income statement	(102)	(38)	74

Expected deferred gain (loss) to be reclassified from equity into net result during the next 12 months	116	113	92
The periods when the cash flows are expected to occur are as follows:

	< 1 year	1 -5 years	5 - 10 years	> 10 years	2022 Total

Cash inflows	598	2,572	1,887	6,331	11,388

Cash outflows	-	4	-	-	4
Net cash flows	598	2,569	1,887	6,331	11,384

	< 1 year	1 - 5 years	5 – 10 years	> 10 years	2021 Total

Cash inflows	535	2,158	1,640	5,868	10,201

Cash outflows	-	4	-	-	4
Net cash flows	535	2,154	1,640	5,868	10,197
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
The majority of the fair value and cash flow hedges are directly exposed to changes in benchmark rates (predominantly EURIBOR and USD LIBOR). There are no plans for the discontinuation of EURIBOR and appropriate fallback language has been implemented via the International Swaps and Derivatives (‘ISDA’) fallback protocol and rulebook changes by the clearing houses. The relevant USD LIBOR benchmark rates are expected to remain available for existing contracts until mid 2023 and these derivatives will either be actively transitioned to SOFR before the 2023 deadline or via the ISDA fallback protocol. The total notional of financial instruments designated as fair value or cash flow hedges with a USD LIBOR reference that have a maturity date beyond June 30, 2023 amount to EUR 3,121 million (2021: EUR 3,439 million).
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

220	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 25

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
25 Investments in joint ventures and associates

	Joint ventures		Associates
	2022	2021	2022	2021

At January 1	1,743	1,376	1,289	1,264

Additions	30	61	40	12

Disposals	(67)	-	(8)	-

Share in net result	286	265	4	112

Share in changes in equity (note 30.6)	(63)	25	3	(6)

Impairment reversals / (charges)	-	-	(9)	3

Dividends	(79)	(88)	(58)	(39)

Net exchange difference	(25)	45	(1)	2

Transfer to / (from) other headings	-	58	-	(58)

Transfer to disposal groups	(382)	-	(1,096)	-
At December 31	1,443	1,743	165	1,289
The decrease in Investments in joint ventures and associates in 2022 is mainly the result of the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.
The disposal of joint ventures in 2022 relates to the divestment of Aegon’s 50% stake in the Spanish insurance joint venture with Liberbank to Unicaja Banco, refer to note 48 Companies and businesses acquired and divested.
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

Aegon Annual Report on Form 20-F 2022 | 221

About Aegon Governance and risk management Financial information Non-financial information

Summarized financial information of joint ventures
The summarized financial information presented in the following table presents the joint ventures on a 100% basis. Aegon considers its investments in Santander Vida Seguros y Reaseguros S.A. (‘Santander Spain Life’) and Aegon Industrial Fund Management Co.Ltd. (‘AIFMC’) as material joint ventures and are therefore presented separately.

	Santander Spain Life		AIFMC		Other Joint ventures
	2022	2021	2022	2021	2022	2021
Summarized statement of financial position
Cash and cash equivalents	23	20	392	351	99	157
Other current assets	155	130	836	810	725	697
Total current assets	178	150	1,229	1,161	824	854

Non-current assets	1,109	1,134	200	204	5,349	5,574
Total assets	1,287	1,284	1,429	1,364	6,173	6,428

Current financial liabilities excluding trade payables and other provisions	-	-	-	-	-	7
Other current liabilities	148	126	526	613	543	501
Total current liabilities	148	126	526	613	544	509

Non-current financial liabilities excluding trade payables and other provisions	-	-	-	-	67	183
Other non-current liabilities	504	510	-	-	4,447	3,921
Total non-current financial liabilities	504	510	-	-	4,515	4,104
Total liabilities	652	636	526	613	5,059	4,613
Net assets	635	648	903	752	1,114	1,816

Summarized statement of comprehensive income
Revenue	288	247	644	858	2,374	1,866
Results from financial transactions	-	-	-	-	(2)	51
Depreciation and amortization	(30)	(25)	(4)	(3)	(27)	(21)
Interest income	2	2	9	8	104	25
Interest expense	-	-	(0)	-	(7)	(13)

Profit or loss	71	61	330	386	260	247
Income tax (expense) or result	(16)	(12)	(92)	(109)	(56)	(40)
Post-tax profit or (loss)	55	48	238	277	205	208
Other comprehensive income	(37)	(2)	-	-	(86)	53
Total comprehensive income	18	47	238	277	118	260

Dividends received	30	-	-	-	54	18

An overview of the summarized financial information of the carrying amount of the joint ventures is as follows:
	Santander Spain Life		AIFMC		Other Joint ventures
	2022	2021	2022	2021	2022	2021
Net assets of joint venture as presented above	635	648	903	752	1,114	1,816
Net assets of joint venture excluding goodwill	556	568	960	751	1,019	1,681
Group share of net assets of joint venture, excluding goodwill	283	290	471	368	513	857
Goodwill on acquisition	80	80	1	1	95	148
Carrying amount	363	369	471	369	608	1,005
Aegon’s group share of net assets of joint ventures, as presented in the table above, is less than Aegon’s share of the net assets as presented in the summarized financial information on a 100% basis, due to the inclusion of third parties in the joint ventures
.

222	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 26

The following table includes the summarized financial information of the joint ventures based on the Group’s relative holding.

	Santander Spain Life		AIFMC		Other Joint ventures
	2022	2021	2022	2021	2022	2021
Post-tax profit or loss	28	25	116	136	104	104
Other comprehensive income	(19)	(1)	-	-	(44)	26
Total comprehensive income	9	24	116	136	61	131
Summarized financial information of associates
The summarized financial information of associates presented below is based on the Group’s relative holding.

		Associates
	2022	2021 1)
Post-tax profit or loss	(11)	(15)
Other comprehensive income	1	(5)
Total comprehensive income	(10)	(20)

Carrying amount	165	1,289
1
Amounts for 2021 related to
post-tax
profit or loss, other comprehensive income and total comprehensive income have been re-presented
to reflect the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.

26 Reinsurance assets

Assets arising from reinsurance contracts related to:	2022	2021
Life insurance general account	19,595	19,409
Non-life insurance	1,255	1,245
Investment contracts	334	338
At December 31	21,184	20,992

Current	8	16
Non-current	21,176	20,976
Amounts due from reinsurers in respect of claims already paid by the Group are included in note 28 Other assets and receivables.

Aegon Annual Report on Form 20-F 2022 | 223

About Aegon Governance and risk management Financial information Non-financial information

Movements during the year in reinsurance assets relating to life insurance:	Life insurance general account
At January 1, 2022	19,409
Gross premium and deposits – existing and new business	1,635
Unwind of discount / interest credited	1,115
Insurance liabilities released	(3,562)
Fund charges released	(252)
Changes to valuation of expected future benefits	(138)
Net exchange differences	1,201
Transfer to/from insurance contracts	(2)
Transfers to disposal groups	(0)
Other movements	190
At December 31, 2022	19,595

At January 1, 2021	17,421
Gross premium and deposits – existing and new business	1,825
Unwind of discount / interest credited	828
Insurance liabilities released	(1,890)
Fund charges released	(83)
Changes to valuation of expected future benefits	(38)
Net exchange differences	1,342
Transfer to/from insurance contracts	2
Other movements	1
At December 31, 2021	19,409

Movements during the year in reinsurance assets relating to non-life insurance:	2022	2021
At January 1	1,245	1,144
Gross premium and deposits – existing and new business	125	129
Unwind of discount / interest credited	91	83
Insurance liabilities released	(130)	(113)
Changes in unearned premiums	(68)	(75)
Incurred related to current year	124	91
Incurred related to prior years	43	49
Release for claims settled current year	(35)	(29)
Release for claims settled prior years	(118)	(108)
Change in IBNR	(9)	1
Net exchange differences	78	84
Disposal of a business	(4)	-
Transfers to disposal groups	(78)	-
Other movements	(9)	(11)
At December 31	1,255	1,245

Assets arising from reinsurance contracts related to:	2022	2021
Normal course of business	7,582	7,809
Exit of a business	13,602	13,183
At December 31	21,184	20,992

224	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 27

27 Deferred expenses

	2022	2021
DPAC for insurance contracts and investment contracts with discretionary participation features	11,777	9,303
Deferred cost of reinsurance	651	766
Deferred transaction costs for investment management services	458	434
At December 31	12,886	10,503

Current	719	683
Non-current	12,167	9,820

	2022			2021
		Deferred	Deferred		Deferred	Deferred
		costs of	transaction		costs of	transaction
	DPAC	reinsurance	costs	DPAC	reinsurance	costs
At January 1	9,303	766	434	8,253	141	404
Costs deferred during the year	683	59	28	636	619	25
Amortization through income statement	(793)	(93)	(29)	(899)	(32)	(26)
Shadow accounting adjustments	2,136	85	-	699	17	-
Net exchange differences	483	34	25	621	21	30
Transfers to disposal groups	(29)	(212)	-	-	-	-
Other	(7)	12	-	(7)	-	-
At December 31	11,777	651	458	9,303	766	434
The decrease in deferred cost on reinsurance in 2022 is mainly the result of the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.
The increase in deferred cost on reinsurance in 2021 is mainly the result of an EUR 480 million reinsurance agreement between Transamerica and a third party to reinsure a portfolio of universal life secondary guarantee policies. Furthermore, in the Netherlands a reinsurance agreement protecting against longevity risk was closed with Reinsurance Group of America (RGA) leading to a deferred cost of reinsurance of EUR 115 million.
28 Other assets and receivables

	Note	2022	2021
Real estate held for own use and equipment	28.1	324	455
Receivables	28.2	8,880	5,622
Accrued income	28.3	843	1,366
Right-of-use assets	28.4	158	199
At December 31		10,204	7,642
28.1 Real estate held for own use and equipment

Total real estate held for own use and equipment	2022	2021
General account real estate held for own use	73	185
Equipment	251	270
At December 31	324	455

Aegon Annual Report on Form 20-F 2022 | 225

About Aegon Governance and risk management Financial information Non-financial information

General account real estate held for own use	2022	2021
Net book value
At January 1	185	209
Additions	-	-
Capitalized subsequent expenditure	1	7
Disposals	(32)	-
Transfer to investments in real estate	(5)	(14)
Unrealized gains/(losses) through equity	(1)	(4)
Realized gains/(losses) through income statement	(0)	-
Depreciation through income statement	(4)	(5)
Impairment losses	(0)	(13)
Net exchange differences	4	5
Transfers from disposal groups	(76)	-
Other	1	-
At December 31	73	185

Gross carrying value	95	218
Accumulated depreciation and impairment losses	(23)	(33)
Net book value	73	185

General account real estate held for own use:
Carrying amount under a historical cost model	72	165
% of real estate appraised in the current year	7%	50%
% of appraisals performed by independent external appraisers	100%	100%
The decrease in Real estate held for own use and equipment in 2022 is mainly the result of the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.
General account real estate held for own use has not been pledged as security for liabilities, nor are there any restrictions on title. Depreciation expenses are recorded in Commissions and expenses in the income statement. The useful lives of buildings range between 40 and 50 years.

Equipment	2022	2021
Net book value
At January 1	270	263
Additions	72	69
Disposals	(5)	(2)
Depreciation through income statement	(71)	(71)
Impairment losses	(2)	(4)
Net exchange differences	13	16
Transfers to disposal groups	(27)	-
Other	2	(1)
At December 31	251	270

Gross carrying value	636	679
Accumulated depreciation and impairment losses	(386)	(409)
Net book value	251	270
None of the equipment is held for lease (2021: none). Equipment has not been pledged as security for liabilities, nor are there any restrictions on title. Depreciation expenses have been recorded in Commissions and expenses in the income statement. Equipment is generally depreciated over a period of three to five years.

226	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 28

28.2 Receivables

	2022	2021
Loans to associates	8	8
Receivables from policyholders	647	691
Receivables from brokers and agents	376	310
Receivables from reinsurers	723	750
Cash outstanding from assets sold	134	160
Trade receivables	881	1,393
Cash collateral	3,372	314
Income tax receivable	277	229
Other	2,597	1,885
Provision for doubtful debts	(134)	(120)
At December 31	8,880	5,622

Current	8,866	5,600
Non-current	13	21
With the exception of receivables from reinsurers, the receivables balances presented above are mostly not externally rated.
The increase in cash collateral at December 31, 2022 compared to December 31, 2021 is mainly the result of increased interest rates in 2022.
The movements in the provision for doubtful debts during the year were as follows:

	2022	2021
At January 1	(120)	(88)
Additions charged to earnings	(19)	(33)
Unused amounts reversed through the income statement	3	5
Disposal of business	3	-
Used during the year	2	3
Transfers to disposal groups	4	-
Net exchange differences	(6)	(6)
At December 31	(134)	(120)
28.3 Accrued income

	2022	2021
Accrued interest	842	1,363
Other	1	3
At December 31	843	1,366

Current	842	1,366
Non-current	-	-

Aegon Annual Report on Form 20-F 2022 | 227

About Aegon	Governance and risk management	Financial information	Non-financial information

28.4
Right-of-use
assets

	Real estate for
	own use	Equipment	Other	Total
Net book value
At January 1, 2022	182	14	3	199
Additions	24	10	1	34
Disposals	(8)	-	-	(8)
Modification of lease contracts	3	-	-	3
Depreciation through income statement	(29)	(10)	(1)	(41)
Transfers from disposal groups	(28)	-	-	(28)
Net exchange differences	(2)	1	(0)	(2)
Other	2	(0)	(1)	1
At December 31, 2022	143	14	1	158
Gross carrying value	256	35	4	295
Accumulated depreciation and impairment losses	(113)	(21)	(3)	(138)
Net book value 2022	143	14	1	158

Net book value
At January 1, 2021	193	15	3	211
Additions	12	9	2	23
Disposals	(14)	(0)	-	(14)
Modification of lease contracts	17	-	-	17
Depreciation through income statement	(36)	(11)	(2)	(49)
Net exchange differences	10	1	(1)	10
At December 31, 2021	182	14	3	199

Gross carrying value	287	43	8	339
Accumulated depreciation and impairment losses	(105)	(29)	(6)	(140)
Net book value 2021	182	14	3	199
Right-of-use
assets are mainly held by Aegon UK and Aegon Americas and they are mainly office buildings held for own use.
For information on the Lease liabilities and respective maturity analysis, please refer to note 41 Other liabilities and note 4 Financial risks, respectively.

228	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 29

29 Intangible assets

			Future
			servicing
	Goodwill	VOBA	rights	Software	Other	Total
Net book value
At January 1, 2022	391	750	65	83	44	1,333
Additions	-	-	-	20	6	26
Amortization through income statement	-	(97)	(9)	(16)	(5)	(127)
Impairment losses	-	-	-	-	-	-
Shadow accounting adjustments	-	126	-	-	-	126
Business combinations, disposals and other changes	11	-	(1)	(26)	16	(0)
Net exchange differences	10	44	-	(3)	(4)	47
Transfers to disposal groups	(97)	-	-	(37)	(32)	(165)
At December 31, 2022	316	821	56	21	25	1,240

Gross carrying value	487	7,231	347	85	128	8,278
Accumulated amortization, depreciation and impairment losses	(171)	(6,409)	(291)	(64)	(102)	(7,038)
Net book value 2022	316	821	56	21	25	1,240

Net book value
At January 1, 2021	375	815	71	79	45	1,386
Additions	-	-	-	25	3	29
Amortization through income statement	-	(163)	(8)	(20)	(4)	(194)
Impairment losses	-	-	-	(7)	(1)	(8)
Shadow accounting adjustments	-	41	-	-	-	41
Capital expenditure	-	-	-	14	-	14
Business combinations, disposals and other changes	-	-	-	(7)	1	(6)
Net exchange differences	16	57	1	(1)	(1)	72
At December 31, 2021	391	750	65	83	44	1,333
Gross carrying value	561	6,923	350	408	185	8,427
Accumulated amortization, depreciation and impairment losses	(169)	(6,174)	(285)	(325)	(141)	(7,094)
Net book value 2021	391	750	65	83	44	1,333
The decrease in Intangible assets in 2022 is mainly the result of the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.
Amortization and depreciation through income statement is included in Commissions and expenses. None of the intangible assets have titles that are restricted or have been pledged as security for liabilities.
With the exception of goodwill, all intangible assets have a finite useful life and are amortized accordingly. VOBA and future servicing rights are amortized over the term of the related insurance contracts, which can vary significantly depending on the maturity of the acquired portfolio. The amortization is based on either the expected future premiums, revenues or the expected gross profit margins, which for the most significant blocks of business ranges between 50 and 80 years. Future servicing rights are amortized over a period of 10 to 30 years of which 12 years remain at December 31, 2022 (2021: 13 years). Software is generally depreciated over an average period of 3 to 5 years (no changes compared to 2021).
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

Aegon Annual Report on Form 20-F 2022 | 229

About Aegon	Governance and risk management	Financial information	Non-financial information

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
A geographical summary of the cash-generating units to which the goodwill is allocated is as follows:

Goodwill	2022	2021
Americas	208	181
The Netherlands	-	97
United Kingdom	54	57
International	18	23
Asset Management	35	33
At December 31	316	391
Within the Americas, Transamerica’s goodwill is allocated to groups of cash-generating units including variable annuities, fixed annuities and the retirement plans cash-generating unit. Transamerica uses the value in use concept to determine the recoverable amount and it is calculated annually in the fourth quarter. Transamerica reviewed the recoverable amount of the annuities and retirement plan cash-generating units under the Economic Available Capital (EAC) approach. This approach measures the difference between the market value of assets assigned to a block of business and the market value of liabilities. The EAC is reflective of market conditions where a pre-tax
benchmark discount rate ranged from approximately 3.13% to 3.65% from the one month to
30-year
tenors. Based on the value in use tests, Transamerica’s goodwill for the group of annuities cash-generating units (2022: EUR 133 million: 2021: EUR 125 million) remains unchanged from prior year except for the impact of currency translation adjustments. Transmerica’s goodwill for the retirement plans cash generating unit increased in 2022 due to the TAG Resources, LLC (TAG) acquisition bringing the total goodwill allocated to the retirement plans cash generating unit to EUR 75 million (2021: EUR 56 million).
30 Shareholders’ equity
Issued share capital and reserves attributable to shareholders of Aegon N.V.

	Note	2022	2021	2020
Share capital – par value	30.1	319	321	320
Share premium	30.2	6,853	7,033	7,160
Total share capital		7,172	7,354	7,480
Retained earnings		10,619	12,166	10,327
Treasury shares	30.3	(676)	(273)	(181)
Total retained earnings		9,944	11,892	10,145
Revaluation reserves 1)	30.4	(4,477)	6,442	7,480
Remeasurement of defined benefit plans 2)	30.5	(1,565)	(2,199)	(2,534)
Other reserves 3)	30.6	997	325	(553)
Total shareholders’ equity		12,071	23,813	22,018
1	Included in the 2022 Revaluation reserves is an amount of EUR (676) million relating to Aegon the Netherlands classification as discontinued operations, refer to note 51 Discontinued operations
2
Included in the 2022 Remeasurement of defined benefit plans is an amount of EUR (624) million relating to Aegon the Netherlands classification as discontinued operations, refer to note 51 Discontinued operations

3	Included in the 2022 Other reserves is an amount of EUR 14 million relating to Aegon the Netherlands classification as discontinued operations, refer to note 51 Discontinued operations

230	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 30

	2022	2021	2020

Share capital transactions relating to common shares	Number of shares (thousands)	Number of shares (thousands)	Number of shares (thousands)
Transactions in 2022:

Final dividend 2021 1)	(18,676)

Share buyback program (final dividend 2021)	24,364

Interim dividend 2022 1)	(21,365)

Share buyback program (interim dividend 2022)	29,833

Transactions in 2021:

Final dividend 2020 1)		(15,274)

Share buyback program (final dividend 2020)		19,452

Interim dividend 2021 1)		(17,314)

Share buyback program (interim dividend 2021)		21,532

Transactions in 2020:

Interim dividend 2020 1)			(22,947)

Share buyback program (interim dividend 2020)			24,029

1	Dividend distribution paid from treasury shares (note 30.3)
In 2023, Aegon executed a program to repurchase 8,516,263 common shares for an amount of EUR 42.5 million to meet its obligations resulting from the share-based compensation plans for senior management. Between January 6, 2023 and January 30, 2023, these common shares were repurchased at an average price of EUR 5.00 per share.
30.1 Share capital – par value

	2022	2021	2020

Common shares	253	253	252

Common shares B	66	68	69

At December 31	319	321	320

Common shares	2022	2021	2020

Authorized share capital	720	720	720

Number of authorized shares (in million)	6,000	6,000	6,000

Par value in cents per share	12	12	12

Common shares B	2022	2021	2020

Authorized share capital	360	360	360

Number of authorized shares (in million)	3,000	3,000	3,000

Par value in cents per share	12	12	12

	Common shares		Common shares B

	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount

At January 1, 2020	2,105,139	253	585,022	70

Shares withdrawn	(9,491)	(1)	(13,227)	(2)

Dividend	2,466	-	-	-

At December 31, 2020	2,098,114	252	571,795	69

Shares withdrawn	(2,466)	(0)	(2,956)	(0)

Dividend	10,665	1	-	-

At December 31, 2021	2,106,313	253	568,839	68

Shares withdrawn	(10,665)	(1)	(22,643)	(3)

Dividend	13,782	2	-	-

At December 31, 2022	2,109,430	253	546,196	66

Aegon Annual Report on Form 20-F 2022 | 231

About Aegon Governance and risk management Financial information Non-financial information

The common shares and common shares B withdrawn in 2022 are the result of the cancellation of 10,664,951 and 22,643,360 shares, respectively, following the repurchase by the Company in connection with the share buyback program. This share buy back program was executed following the 2021 interim dividend distribution in order to reduce the number of own shares, which are not used to cover obligations arising from share-based incentive plans or other obligations.
The table below represents weighted average number of common shares including treasury shares attributable to Aegon N.V.:

	Weighted average number of common shares (thousands)	Weighted average number of common shares B (thousands)
2020	2,101,749	579,312

2021	2,101,231	570,629

2022	2,107,315	559,906
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
30.2 Share premium

	2022	2021	2020
At January 1	7,033	7,160	7,213

Share dividend	(180)	(127)	(54)
At December 31	6,853	7,033	7,160

Share premium relating to:

- Common shares	5,200	5,380	5,507

- Common shares B	1,653	1,653	1,653
Total share premium	6,853	7,033	7,160
The share premium account reflects the balance of
paid-in
amounts above par value at issuance of new shares less the amounts charged for share dividends.

232	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 30

30.3 Treasury shares
On the reporting date, Aegon N.V. and its subsidiaries held 146,606,837 (2021: 71,780,196) of its own common shares and 51,762,840 (2021: 30,588,800) own common shares B with a par value of EUR 0.12 each.
Movements in the number of treasury common shares held by Aegon N.V. were as follows:

	2022		2021		2020
	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount

At January 1	70,958	262	52,686	171	65,540	269

Transactions in 2022:

Purchase: 1 transaction, average price EUR 4.92	10,158	50

Sale: 3 transactions, average price EUR 2.46	(4,708)	(12)

Sale: 1 transaction, average price EUR 3.12	(18,676)	(58)

Purchase: 1 transaction, average price EUR 4.38	24,364	107

Share withdrawn: 1 transaction, average price EUR 3.70	(10,665)	(39)

Sale: 1 transaction, average price EUR 3.91	(21,365)	(84)

Purchase: 1 transaction, average price EUR 4.49	29,833	134

Purchase: 3 transactions, average price EUR 4.58	65,921	302

Transactions in 2021:

Sale: transactions, average price 3.90			(4,139)	(16)

Shares withdrawn: 1 transaction average price 3.89			(2,466)	(10)

Sale: 1 transaction, average price 3.89			(15,274)	(59)

Purchase: 1 transaction average price 3.70			35,933	133

Sale: 1 transaction, average price 3.02			(17,314)	(52)

Purchase: 1 transaction average price 4.46			21,532	96

Transactions in 2020:

Sale: transactions, average price 4.52					(4,445)	(20)

Shares withdrawn: 1 transaction average price 4.52					(9,491)	(43)

Sale: 1 transaction, average price 4.13					(22,947)	(95)

Purchase: 1 transaction average price 2.46					24,029	59

At December 31	145,821	662	70,958	262	52,686	171

Aegon Annual Report on Form 20-F 2022 | 233

About Aegon Governance and risk management Financial information Non-financial information

Movements in the number of treasury common
shares
B held by Aegon N.V. were as follows:

	2022		2021		2020
	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount

At January 1	30,589	3	12,884	1	25,310	3

Transactions in 2022:

Share withdrawn: 1 transaction, average price EUR 0.10	(22,643)	(2)

Purchase: 1 transaction, average price EUR 0.12	43,817	5

Transactions in 2021:

Sale: 1 transaction, average price 0.10			(1,983)	-

Shares withdrawn: 1 transaction average price 0.10			(2,956)	-

Purchase: 1 transaction average price 0.10			22,643	2

Transactions in 2020:

Sale: 1 transaction, average price 0.13					(2,154)	-

Shares withdrawn: 1 transaction average price 0.13					(13,227)	(2)

Purchase: 1 transaction average price 0.08					2,956	-

At December 31	51,763	6	30,589	3	12,884	1

As part of their insurance and investment operations, subsidiaries within the Group also hold Aegon N.V. common shares, both for their own account and for account of policyholders. These shares have been treated as treasury shares and are (de) recognized at the consideration paid or received.

	2022		2021		2020
	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount

Common shares

Held by Aegon N.V.	145,821	662	70,958	262	52,686	171

Held by subsidiaries	785	8	822	8	1,062	9

Common shares B

Held by Aegon N.V.	51,763	6	30,589	3	12,884	1

At December 31	198,369	676	102,369	273	66,632	181

	Weighted average number of treasury shares, including treasury shares held by subsidiaries (thousands)	Weighted average number of treasury shares B (thousands)

2020	58,224	18,386

2021	57,989	11,621

2022	97,807	23,696

234	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 30

30.4 Revaluation reserves

	Available-for-sale investments	Real estate held for own use	Cash flow hedging reserve	Total

At January 1, 2022	5,309	32	1,100	6,442

Gross revaluation	(21,586)	(1)	(66)	(21,653)

Shadow accounting adjustment	6,407	-	-	6,407

Net (gains) / losses transferred to income statement	742	(16)	(126)	600

Disposal of a business	14	-	-	14

Foreign currency translation differences	413	(0)	74	487

Tax effect	3,178	-	42	3,219

Transfers to disposal groups	-	-	-	-

Other	7	-	-	7

At December 31, 2022	(5,516)	15	1,024	(4,477)

At January 1, 2021	6,248	35	1,197	7,480

Gross revaluation	(3,930)	(4)	(122)	(4,057)

Shadow accounting adjustment	2,759	-	-	2,759

Net (gains) / losses transferred to income statement	(450)	-	(106)	(556)

Foreign currency translation differences	362	1	84	447

Tax effect	322	1	47	370

Other	(1)	-	-	(1)

At December 31, 2021	5,309	32	1,100	6,442

At January 1, 2020	4,352	19	1,502	5,873

Gross revaluation	5,728	20	(141)	5,607

Shadow accounting adjustment	(2,738)	-	-	(2,738)

Net (gains) / losses transferred to income statement	13	-	(106)	(94)

Net (gains) / losses transferred to retained earnings	-	-	-	-

Foreign currency translation differences	(443)	(2)	(111)	(556)

Tax effect	(664)	(2)	54	(612)

At December 31, 2020	6,248	35	1,197	7,480
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
The closing balances of the revaluation reserve for
available-for-sale
investments relate to the following instruments:

	2022	2021	2020
Shares	18	49	46

Debt securities	(5,511)	5,276	6,218

Other	(22)	(15)	(17)
Revaluation reserve for available-for-sale investments	(5,516)	5,309	6,248
The cash flow hedging reserve includes (un)realized gains and losses on the effective portions of hedging instruments, net of tax. The amounts are recognized in the income statement at the moment of realization of the hedged position to offset the gain or loss from the hedged cash flow. No amounts have been released from equity to be included in the initial measurement of non-financial
assets or liabilities.

Aegon Annual Report on Form 20-F 2022 | 235

About Aegon Governance and risk management Financial information Non-financial information

30.5 Remeasurement of defined benefit plans

	2022	2021	2020
At January 1	(2,199)	(2,534)	(2,397)

Remeasurements of defined benefit plans	904	501	(360)

Tax effect	(250)	(102)	140

Net exchange differences	(20)	(65)	83
Total remeasurement of defined benefit plans	(1,565)	(2,199)	(2,534)
30.6 Other reserves

	Foreign currency translation reserve	Net foreign investment hedging reserve	Equity movements of joint ventures and associates	Total
At January 1, 2022	596	(338)	67	325

Movement in foreign currency translation and net foreign investment hedging reserves	710	(116)	-	594

Disposal of a business	102	67	(18)	150

Tax effect	(28)	16	-	(12)

Equity movements of joint ventures	-	-	(63)	(63)

Equity movements of associates	-	-	3	3

Transfers to disposal groups	-	-	-	-
At December 31, 2022	1,379	(371)	(11)	997

At January 1, 2021	(403)	(199)	48	(554)

Movement in foreign currency translation and net foreign investment hedging reserves	1,013	(165)	-	848

Disposal of a business	10	(2)	-	8

Tax effect	(24)	27	-	3

Equity movements of joint ventures	-	-	25	25

Equity movements of associates	-	-	(6)	(6)
At December 31, 2021	596	(338)	67	325

At January 1, 2020	799	(374)	31	456

Movement in foreign currency translation and net foreign investment hedging reserves	(1,209)	195	-	(1,015)

Disposal of a business	(5)	-	(2)	(7)

Tax effect	12	(19)	-	(7)

Equity movements of joint ventures	-	-	12	12

Equity movements of associates	-	-	7	7
At December 31, 2020	(402)	(199)	48	(553)
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

236	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 31

31 Other equity instruments

	Perpetual contingent convertible securities	Junior perpetual capital securities	Perpetual cumulative subordinated bonds	Long Term Incentive Plans 1)	Total
At January 1, 2022	500	1,352	454	57	2,363
Shares granted	-	-	-	32	32
Shares vested	-	-	-	(23)	(23)
Securities redeemed	-	(429)	-	-	(429)
At December 31, 2022	500	923	454	66	1,943

At January 1, 2021	500	1,564	454	50	2,569
Shares granted	-	-	-	27	27
Shares vested	-	-	-	(21)	(21)
Securities redeemed	-	(212)	-	-	(212)
At December 31, 2021	500	1,352	454	57	2,363

At January 1, 2020	500	1,564	454	53	2,571
Shares granted	-	-	-	22	22
Shares vested	-	-	-	(25)	(25)
At December 31, 2020	500	1,564	454	50	2,569

1	Long Term Incentive Plans include the shares granted to personnel which are not yet vested.

Perpetual contingent convertible securities	Coupon rate	Coupon date	Year of next call	2022	2021	2020
EUR 500 million	5.625% 1)	Semi-annually, April 15	2029	500	500	500
At December 31				500	500	500

1	The coupon is fixed at 5.625% until the first call date and reset thereafter to a 5 year mid swap plus a margin of 5.207%.
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

Junior perpetual capital securities	Coupon rate	Coupon date	Year of next call	2022	2021	2020
USD 250 million	floating LIBOR rate 1)	Quarterly, December 15	Called in 2021	-	-	212
USD 500 million	floating CMS rate 2)	Quarterly, July 15	2023	402	402	402
EUR 950 million	floating DSL rate 3)	Quarterly, July 15	2023	521	950	950
At December 31				923	1,352	1,564

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
On April 5, 2022 Aegon completed a tender offer buying back EUR 429 million of perpetual capital securities, part of the EUR 950 million notes issued in 2004. Aegon bought back the securities at a purchase price of 90%. The gain realized on this tender offer amounts to EUR 43 million before tax and is recognized in retained earnings in 2022.
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

Aegon Annual Report on Form 20-F 2022 | 237

About Aegon Governance and risk management Financial information Non-financial information coupon payment deferral and, in situations under Aegon’s control, mandatory coupon payment events. Although the securities have no stated maturity, Aegon has the right to call the securities for redemption at par for the first time on the coupon date in the years as specified, or on any coupon payment date thereafter.

Perpetual cumulative subordinated bonds	Coupon rate	Coupon date	Year of next call	2022	2021	2020
EUR 114 million	1.506% 1), 4)	Annually, June 8	2025	114	114	114
EUR 136 million	1.425% 2), 4)	Annually, October 14	2028	136	136	136
EUR 203 million	0.496% 3), 4)	Annually, March 4	2031	203	203	203
At December 31				454	454	454
1	The coupon of the EUR 114 million bonds was originally set at 8% until June 8, 2005. Subsequently, the coupon has been reset at 4.156% until June 8, 2015 and 1.506% until June 8, 2025.
2	The coupon of the EUR 136 million bonds was originally set at 7.25% until October 14, 2008. Subsequently, the coupon has been reset at 5.185% until October 14, 2018 and 1.425% until October 14, 2028.
3	The coupon of the EUR 203 million bonds was originally set at 7.125% until March 4, 2011. Subsequently, the coupon has been reset at 4.26% until March 4, 2021 and 0.496% until March 4, 2031.
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
32 Subordinated borrowings

	Coupon rate	Coupon date	Issue /Maturity	Year of next call	2022	2021
Fixed to floating subordinated notes
EUR 700 million	4% 2)	Annually, April 25	2014/44	2024	699	698
USD 800 million	5.5% 3)	Semi-annually, April 11	2018/48	2028	743	697
Fixed subordinated notes
USD 925 million 1)	5.1%	Quarterly, March 15	2019/49	2024	852	798
At December 31					2,295	2,194

Fair value of subordinated borrowings					2,035	2,438

1	Issued by a subsidiary of, and guaranteed by Aegon N.V.
2	The coupon is fixed at 4% until the first call date and floating thereafter with a 3 months Euribor plus a margin of 335bps.
3	The coupon is fixed at 5.5% until the first call date and floating thereafter with a 6 month USD LIBOR plus a margin of 3.539%.
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
33 Trust pass-through securities

	Coupon rate	Coupon date	Issue /Maturity	Year of next call	2022	2021
USD 225 million 1)	7.65%	Semi-annually, December 1	1996/2026	n.a.	72	82
USD 190 million 1)	7.625%	Semi-annually, November 15	1997/2037	n.a.	46	43
At December 31					118	126

Fair value of trust pass-through securities					133	139
1	Issued by a subsidiary of, and guaranteed by Aegon N.V.
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
There were no defaults or breaches of conditions during the period.

238	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 34

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

Aegon Annual Report on Form 20-F 2022 | 239

About Aegon Governance and risk management Financial information Non-financial information

Sensitivity analysis of net result and shareholders’ equity to changes in various underwriting risks

	2022 1)		2021 1)
Estimated approximate effect	On shareholders’ equity	On net result	On shareholders’ equity	On net result
20% increase in lapse rates	(1)	1	108	109
20% decrease in lapse rates	(12)	(16)	(110)	(115)
5% increase in mortality rates	(140)	(147)	340	295
5% decrease in mortality rates	(50)	(46)	(434)	(378)
10% increase in morbidity rates	(389)	(394)	(292)	(284)
10% decrease in morbidity rates	108	109	178	175
1	Includes the approximate effects of the disposal group
34.2 Insurance contracts for general account

	2022	2021
Life insurance	75,084	110,691
Non-life insurance
- Unearned premiums and unexpired risks	6,181	6,548
- Outstanding claims	1,683	2,247
- Incurred but not reported claims	460	816
Incoming reinsurance	3,901	4,120
At December 31	87,309	124,422
The decrease in Insurance contracts for general account in 2022 is mainly the result of the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.

	2022	2021
Non-life insurance:
- Accident and health insurance	8,324	9,374
- General insurance	-	237
Total non-life insurance	8,324	9,611

Movements during the year in life insurance:	2022	2021
At January 1	110,691	109,062
Disposals	(576)	-
Portfolio transfers and acquisitions	(18)	(26)
Gross premium and deposits – existing and new business	6,070	6,033
Unwind of discount / interest credited	3,593	4,037
Insurance liabilities released	(10,364)	(9,490)
Changes in valuation of expected future benefits	(2,840)	(1,635)
Loss recognized as a result of liability adequacy testing	(2,239)	(236)
Shadow accounting adjustments	(3,352)	(1,821)
Net exchange differences	4,338	4,713
Transfer (to) / from reinsurance assets	273	36
Transfers to disposal groups	(30,491)	-
Other	-	17
At December 31	75,084	110,691

240	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 34

Sensitivity analysis of net result and shareholders’ equity	Estimated approximate effects on net result	Estimated approximate effects on shareholders’ equity
2022 1)
Shift up 50 basis points - Bond credit spreads	(237)	(1,463)
Shift down 50 basis points - Bond credit spreads	233	1,567
Shift up 50 basis points - Mortgage spreads	(314)	(280)
Shift down 50 basis points - Mortgage spreads	156	190
Shift up 5 basis points - Liquidity premium	97	129
Shift down 5 basis points - Liquidity premium	(77)	(42)

2021 1)
Shift up 50 basis points - Bond credit spreads	(192)	(2,418)
Shift down 50 basis points - Bond credit spreads	169	2,387
Shift up 50 basis points - Mortgage spreads	(444)	(401)
Shift down 50 basis points - Mortgage spreads	452	496
Shift up 5 basis points - Liquidity premium	136	178
Shift down 5 basis points - Liquidity premium	(148)	(104)
1	Includes the approximate effects of the disposal group

Movements during the year in non-life insurance:	2022	2021
At January 1	9,611	9,118
Disposals	(115)	(25)
Portfolio transfers and acquisitions	-	1
Gross premiums – existing and new business	1,310	1,508
Unwind of discount / interest credited	536	479
Insurance liabilities released	(1,198)	(992)
Changes in valuation of expected future claims	41	(36)
Change in unearned premiums	(488)	(731)
Change in unexpired risks	-	-
Incurred related to current year	642	670
Incurred related to prior years	262	267
Release for claims settled current year	(211)	(269)
Release for claims settled prior years	(822)	(757)
Shadow accounting adjustments	(734)	(153)
Change in IBNR	(98)	(59)
Net exchange differences	550	592
Transfers to disposal groups	(961)	-
Other	-	(1)
At December 31	8,324	9,611

Movements during the year in incoming reinsurance:	2022	2021
At January 1	4,120	3,965
Gross premium and deposits – existing and new business	1,142	1,276
Unwind of discount / interest credited	199	192
Insurance liabilities released	(1,885)	(1,562)
Changes in valuation of expected future benefits	91	(36)
Shadow accounting adjustments	(30)	(7)
Loss recognized as a result of liability adequacy	(11)	(3)
Net exchange differences	276	296
Other	(2)	(1)
At December 31	3,901	4,120

Aegon Annual Report on Form 20-F 2022 | 241

About Aegon Governance and risk management Financial information Non-financial information

34.3 Insurance contracts for account of policyholders

Insurance contracts for account of policyholders	2022	2021
At January 1	149,323	135,441
Disposal of a business	(192)	-
Portfolio transfers and acquisitions	(73)	(547)
Gross premium and deposits – existing and new business	4,831	5,532
Unwind of discount / interest credited	(24,402)	14,994
Insurance liabilities released	(10,190)	(13,199)
Fund charges released	(1,681)	(1,680)
Changes in valuation of expected future benefits	(1,121)	(145)
Transfer (to) / from insurance contracts	(284)	783
Net exchange differences	3,773	8,144
Transfers to disposal groups	(19,577)	-
Other	-	1
At December 31	100,409	149,323
35 Investment contracts
35.1 Investment contracts for general account

	Without discretionary participation features	With discretionary participation features	Total
At January 1, 2022	21,573	194	21,767
Deposits	22,695	-	22,695
Withdrawals	(23,276)	-	(23,276)
Investment contracts liabilities released	-	(11)	(11)
Interest credited	268	-	268
Net exchange differences	642	(10)	632
Transfer (to)/from other headings	797	-	797
Transfers to disposal groups	(12,179)	-	(12,179)
Other	(35)	-	(35)
At December 31, 2022	10,485	174	10,658

At January 1, 2021	20,889	185	21,075
Deposits	20,947	-	20,947
Withdrawals	(21,936)	-	(21,936)
Investment contracts liabilities released	-	(3)	(3)
Interest credited	256	-	256
Net exchange differences	660	12	672
Transfer (to)/from other headings	780	-	780
Other	(23)	-	(23)
At December 31, 2021	21,573	194	21,767

Investment contracts consist of the following:	2022	2021

Institutional guaranteed products	179	187
Fixed annuities	10,230	9,543
Savings accounts	-	11,586
Investment contracts with discretionary participation features	174	194
Other	76	256
At December 31	10,658	21,767
The decrease in Investment contracts for general account in 2022 is mainly the result of the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.

242	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 36

35.2 Investment contracts for account of policyholders

	Without discretionary participation features	With discretionary participation features	Total
At January 1, 2022	71,242	33,350	104,592
Gross premium and deposits – existing and new business	11,155	677	11,832
Withdrawals	(15,132)	-	(15,132)
Disposal of a business	(182)	-	(182)
Interest credited	(9,691)	(4,007)	(13,698)
Investment contracts liabilities released	-	(3,182)	(3,182)
Fund charges released	(202)	-	(202)
Net exchange differences	382	(1,537)	(1,154)
Transfer (to)/from other headings	(1,396)	-	(1,396)
Transfers to disposal groups	(925)	-	(925)
Other	2	-	2
At December 31, 2022	55,254	25,301	80,555

At January 1, 2021	59,625	31,999	91,624
Gross premium and deposits – existing and new business	11,185	810	11,995
Withdrawals	(10,716)	-	(10,716)
Interest credited	7,572	3,130	10,702
Investment contracts liabilities released	-	(3,815)	(3,815)
Fund charges released	(209)	-	(209)
Net exchange differences	4,256	2,097	6,353
Transfer (to)/from other headings	(473)	(871)	(1,344)
Other	1	-	1
At December 31, 2021	71,242	33,350	104,592
The decrease in Investment contracts for account of policyholders in 2022 is mainly the result of the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.
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
Minimum investment return guarantees in the Netherlands: these guarantees are not bifurcated from their host contracts, valued at fair value and presented together with the underlying insurance contracts (refer to note 2.19 and note 51).

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

Aegon Annual Report on Form 20-F 2022 | 243

About Aegon Governance and risk management Financial information Non-financial information

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
The following table provides information on the liabilities for financial guarantees for minimum benefits, net of present value of the expected future premiums that are received to cover these guarantees:

	2022				2021
	United States 1)	The Netherlands 2)	Total 3)	United States 1)	The Netherlands 2)	Total 3)
At January 1	1,830	1,413	3,243	2,715	2,032	4,747
Incurred guarantee benefits 4)	(1,251)	(660)	(1,911)	(1,047)	(619)	(1,666)
Paid guarantee benefits	(4)	-	(4)	(2)	-	(2)
Net exchange differences	136	-	136	164	-	164
Transfers to disposal groups	-	(753)	(753)	-	-	-
At December 31	711	-	711	1,830	1,413	3,243

Account value 5)	27,752	-	27,752	34,945	9,748	44,693
Net amount at risk 6)	452	-	452	314	1,538	1,852

1	Guaranteed minimum accumulation and withdrawal benefits.
2	Fund plan and unit-linked guarantees.
3	Balances are included in the derivatives liabilities on the face of the statement of financial position; refer to note 24 Derivatives.
4	Incurred guarantee benefits mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and fair value movements during the reporting year.
5	Account value reflects the actual fund value for the policyholders.
6	The net amount at risk represents the sum of the positive differences between the discounted maximum amount payable under the guarantees and the account value.
The decrease of incurred guarantee benefits in 2022 mainly relates to significantly increased interest rates, partly offset by decreased equity markets. The increased interest rates and decreased equity markets also decreased account value in 2022.
Transamerica mitigates the exposure from the elective guaranteed minimum withdrawal benefit rider issued with a ceding company’s variable annuity contracts. The rider is essentially a return of premium guarantee, which is payable over a period of at least 14 years from the date that the policyholder elects to start withdrawals. At contract inception, the guaranteed remaining balance is equal to the premium payment. The periodic withdrawal is paid by the ceding company until the account value is insufficient to cover additional withdrawals. Once the account value is exhausted, Aegon pays the periodic withdrawals until the guaranteed remaining balance is exhausted. At December 31, 2022, the reinsured account value was EUR 1.4 billion (2021: EUR 1.8 billion) and the guaranteed remaining balance was EUR 0.8 billion (2021: EUR 0.9 billion).
The GMWB rider Aegon assumed from the ceding company is accounted for as a derivative and is carried in Aegon’s statement of financial position at fair value. At December 31, 2022, the contract had a value of EUR 8 million (2021: EUR 39 million). Aegon entered into a derivative program to mitigate the overall exposure to equity market and interest rate risks associated with the reinsurance contract. This program involves selling equity futures contracts and equity total return swap contracts (S&P 500, Midcap, Russell 2000, and the MCSI EAFE index in accordance with Aegon’s exposure) to mitigate the effect of equity market movement on the reinsurance contracts and the purchase of interest rate swaps, treasury futures and treasury forwards to mitigate the effect of movements in interest rates on the reinsurance contracts.
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
The fixed annuities product balance as of December 31, 2022, amounted to EUR 151 million (2021: EUR 179 million).

244	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 36

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
The following table provides information on the liabilities for guarantees for minimum benefits that are included in the valuation of the host contracts:

	2022			2021
	GMDB 1)	GMIB 2)	Total 4)	GMDB 1)	GMIB 2)	Total 4)
At January 1	502	529	1,031	488	638	1,127
Incurred guarantee benefits 5)	344	338	683	27	(127)	(99)
Paid guarantee benefits	(103)	(41)	(144)	(49)	(25)	(75)
Net exchange differences	30	31	61	36	42	79
At December 31	773	857	1,630	502	529	1,031

	GMDB 1) , 3)	GMIB 2) , 3)		GMDB 1) , 3)	GMIB 2) , 3)
Account value 6)	44,488	3,911		56,426	5,186
Net amount at risk 7)	3,743	933		843	472
Average attained age of contract holders	72	73		71	72
1	Guaranteed minimum death benefit in the United States.
2	Guaranteed minimum income benefit in the United States.
3	Note that the variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.
4	Balances are included in the insurance liabilities on the face of the statement of financial position; refer to note 34 Insurance contracts.
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

d. Minimum investment return guarantees in the Netherlands
The assets and liabilities of Aegon the Netherlands are classified as held for sale, refer to note 51 Discontinued Operations.
Fair value measurement of guarantees in insurance contracts
The fair values of guarantees mentioned above (with the exception of life contingent guarantees in the United States) are calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. For further details refer to note 44 Fair value.
For equity volatility, Aegon uses a term structure assumption with market-based implied volatility inputs for the first five years and a long-term forward rate assumption of 25% thereafter. The volume of observable option trading from which volatilities are derived generally declines as the contracts’ term increases, therefore, the volatility curve grades from implied volatilities for five years to the ultimate rate. The resulting volatility assumption in year 20 for the S&P 500 index (expressed as a spot rate) was 22.7% at December 31, 2022, and 22.3% at December 31, 2021. Correlations of market returns across underlying indices are based on historical market returns and their inter-relationships over a number of years preceding the valuation date. Assumptions regarding policyholder behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

Aegon Annual Report on Form 20-F 2022 | 245

About Aegon Governance and risk management Financial information Non-financial information

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
Guarantees valued at fair value contributed a net loss before tax of EUR 184 million (2021: gain of EUR 63 million) to earnings. The main drivers of this loss before tax are a loss of EUR 6,366 million related to hedges related to the guarantee reserves (2021: EUR 3,855 million gain), a loss of EUR 1,019 million related decreases in equity markets (2021: EUR 1,214 million gain) and a loss of EUR 774 million related to other and DPAC offset (2021: EUR 65 million gain) and a loss of EUR 35 million related to increases in equity volatility (2021: EUR 16 million gain). These losses are partly offset by a fair value gain on increases in risk free rates of EUR 7,653 million (2021: EUR 2,795 million gain) and a gain of EUR 357 million related to widening own credit spread (2021: EUR 19 million loss).
Guarantee reserves decreased by EUR 9,051 million in 2022 (2021: decrease of EUR 2,997 million) to EUR 828 million (2021: EUR 9,878 million).
37 Borrowings

	2022	2021
Capital funding	1,245	1,292
Operational funding	2,806	8,369
At December 31	4,051	9,661

Current	1,150	824
Non-current	2,901	8,837

Fair value of borrowings	4,114	10,171
The decrease in Borrowings in 2022 is mainly the result of the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.
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
The difference between the contractually required payment at maturity date and the carrying amount of the borrowings amounted to EUR 7 million positive (2021: EUR 25 million positive).

246	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 37

Capital funding
A detailed composition of capital funding is included in the following table:

(sorted by maturity)	Coupon rate	Coupon date	Issue /Maturity	2022	2021
EUR 500 million Senior Unsecured Notes	1.00%	December 8	2016/ 23	499	499
GBP 250 million Medium-Term Notes	6.125%	December 15	1999 /31	281	296
GBP 400 million Senior Unsecured Notes	6.625%	Semi-annually	2009 /39	446	472
Other				19	26
At December 31				1,245	1,292
These loans are considered senior debt in calculating financial leverage in note 43 Capital management and solvency.
Operational funding
During 2022, the operational funding decreased by EUR 5.6 billion mainly
due to result of the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.

	Coupon rate	Coupon date	Issue /Maturity	2022	2021
Revolving Loan Facility Warehouse Mortgage Loans 1)	Floating	Monthly	- /22	-	592
Revolving Loan Facility Warehouse Mortgage Loans 1)	Floating	Monthly	- /24	-	494
EUR 875 million “SAECURE 16” RMBS Note 1) , 2)	Floating	Quarterly	2018 / 23	-	676
EUR 512 million “SAECURE 18” RMBS Note 1) , 3)	Floating	Quarterly	2019 / 25	-	355
EUR 657 million “SAECURE 20” RMBS Note 1) , 4)	Floating	Quarterly	2021 / 27	-	625
EUR 500 million Conditional Pass-Through Covered Bond 1) , 5)	0.250%	Annual	2016 / 23	-	499
EUR 500 million Conditional Pass-Through Covered Bond 1) , 6)	0.375%	Annual	2017 / 24	-	499
EUR 500 million Conditional Pass-Through Covered Bond 1) , 7)	0.010%	Annual	2020 / 25	-	506
EUR 500 million Conditional Pass-Through Covered Bond 1) , 8)	0.750%	Annual	2017 / 27	-	492
EUR 500 million Conditional Pass-Through Covered Bond 1) , 9)	0.375%	Annual	2021 / 36	-	494
FHLB Secured borrowings 1)	Floating	Quarterly	2021 / 24	2,806	2,634
Aegon Bank Senior Non-Preferred debt 1)	0.625%	Annual	2019 / 24	-	499
Other				-	5
At December 31				2,806	8,369

1	Issued by a subsidiary of Aegon N.V.
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

5	The maturity date is May 25, 2023; the extended due for payment date is May 25, 2055.
6	The maturity date is November 21, 2024; the extended due for payment date is November 21, 2056.
7	The maturity date is November 16, 2025; the extended due for payment date is November 16, 2057.
8	The maturity date is June 27, 2027; the extended due for payment date is June 27, 2059.
9	The maturity date is June 9, 2036; the extended due for payment date is June 9, 2037.

Other

Undrawn committed borrowing facilities:	2022	2021
Floating-rate
- Expiring within one year	-	408
- Expiring beyond one year	3,435	2,991
At December 31	3,435	3,399

There were no defaults or breaches of conditions during the period.

Aegon Annual Report on Form 20-F 2022 | 247

About Aegon Governance and risk management Financial information Non-financial information

38 Provisions

	2022	2021
At January 1	193	309
Additional provisions	28	91
Disposals	(8)	(6)
Unused amounts reversed through the income statement	(10)	-
Used during the year	(57)	(209)
Net exchange differences	5	9
Transfer to disposal groups	(52)	-
At December 31	99	193
Current	89	139
Non-current	10	54
The decrease in Provisions in 2022 is mainly the result of the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.
The provisions as at December 31, 2022 consisted of litigation provisions of EUR 71 million (2021: EUR 93 million) mainly related to a settlement in the US relating to increases in monthly deduction rates on universal life products (refer to note 45 Commitments and contingencies), restructuring provisions of EUR 9 million (2021: EUR 30 million) and other provisions of EUR 19 million (2021: EUR 70 million).
39 Defined benefit plans

	2022	2021
Retirement benefit plans	225	3,547
Other post-employment benefit plans	184	277
Total defined benefit plans	409	3,824

Retirement benefit plans in surplus	87	119
Total defined benefit assets	87	119

Retirement benefit plans in deficit	312	3,666
Other post-employment benefit plans in deficit	184	277
Total defined benefit liabilities	496	3,944
The decrease in Defined benefit plans in 2022 is mainly the result of the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.

	2022			2021
Movements during the year in defined benefit plans	Retirement benefit plans	Other post- employment benefit plans	Total	Retirement benefit plans	Other post- employment benefit plans	Total
At January 1	3,547	277	3,824	4,318	275	4,593
Defined benefit expenses	68	17	85	(8)	16	8
Remeasurements of defined benefit plans	(837)	(67)	(904)	(487)	(14)	(501)
Contributions paid	(38)	-	(38)	(164)	-	(164)
Benefits paid	(117)	(17)	(134)	(110)	(15)	(125)
Net exchange differences	21	15	36	29	16	45
Transfer to disposal groups	(2,421)	(41)	(2,462)	-	-	-
Other	1	-	1	(32)	-	(32)
At December 31	225	184	409	3,547	277	3,824

The amounts recognized in the statement of financial position are determined as follows:

248	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 39

	2022			2021
	Retirement benefit plans	Other post- employment benefit plans	Total	Retirement benefit plans	Other post- employment benefit plans	Total
Present value of wholly or partly funded obligations	3,098	-	3,098	4,604	-	4,604
Fair value of plan assets	(3,083)	-	(3,083)	(4,717)	-	(4,717)
	15	-	15	(112)	-	(112)
Present value of wholly unfunded obligations	210	184	394	3,660	277	3,937
At December 31	225	184	409	3,547	277	3,824

The fair value of Aegon’s own transferable financial instruments included in plan assets and the fair value of other assets used by Aegon included in plan assets was nil in both 2022 and 2021.

	2022			2021
Defined benefit expenses	Retirement benefit plans	Other post- employment benefit plans	Total	Retirement benefit plans	Other post- employment benefit plans	Total
Current year service cost	32	11	43	48	11	59
Net interest on the net defined benefit liability (asset)	38	6	45	32	5	37
Past service cost	(3)	-	(3)	(88)	-	(88)
Total defined benefit expenses	68	17	85	(8)	16	8

		2020
	Retirement benefit plans	Other post- employment benefit plans	Total
Current year service cost	52	11	63
Net interest on the net defined benefit liability (asset)	52	7	59
Past service cost	1	-	1
Total defined benefit expenses	104	18	122

Defined benefit expenses are included in ‘Commissions and expenses’ in the income statement.

Movements during the year of the present value of the defined benefit obligations	2022	2021
At January 1	8,541	9,059
Current year service cost	43	59
Interest expense	158	131
Remeasurements of the defined benefit obligations:
- Actuarial gains and losses arising from changes in demographic assumptions	(3)	(59)
- Actuarial gains and losses arising from changes in financial assumptions	(2,420)	(299)
Past service cost	(3)	(88)
Benefits paid	(529)	(455)
Amounts paid in respect of settlements	-	(140)
Net exchange differences	164	364
Transfer to disposal groups	(2,462)	-
Other	1	(32)
At December 31	3,491	8,541

Aegon Annual Report on Form 20-F 2022 | 249

About Aegon	Governance and risk management	Financial information	Non-financial information

Movements during the year in plan assets for retirement benefit plans	2022	2021
At January 1	4,717	4,466
Interest income (based on discount rate)	114	94
Remeasurements of the net defined liability (asset)	(1,518)	144
Contributions by employer	38	164
Benefits paid	(395)	(330)
Amounts paid in respect of settlements	-	(140)
Net exchange differences	127	319
At December 31	3,083	4,717

	2022					2021
Breakdown of plan assets for retirement benefit plans	Quoted	Unquoted	Total	in % of total plan asdsets	Quoted	Unquoted	Total	in % of total plan assets
Equity instruments	-	-	-	0%	-	-	-	0%
Debt instrument	336	154	490	16%	603	387	990	21%
Real estate	-	-	-	0%	-	142	142	3%
Derivatives	-	(218)	(218)	(7%)	-	(3)	(3)	(0%)
Investment funds	-	2,214	2,214	72%	-	3,069	3,069	65%
Structured securities	-	268	268	9%	-	-	-	0%
Other	-	328	328	11%	2	516	518	11%
At December 31	336	2,746	3,083	100%	605	4,112	4,717	100%
Defined benefit plans are mainly operated by Transamerica, Aegon the Netherlands and Aegon UK. The following sections contain a general description of the plans in each of these subsidiaries and a summary of the principal actuarial assumptions applied in determining the value of defined benefit plans.
Transamerica
Transamerica has defined benefit plans covering substantially all its employees that are qualified under the Internal Revenue Service Code, including all requirements for minimum funding levels. The defined benefit plans are governed by the Board of Directors of Transamerica Corporation. The Board of Directors has the full power and discretion to administer the plan and to apply all of its provisions, including such responsibilities as, but not limited to, developing the investment policy and managing assets for the plan, maintaining required funding levels for the plan, deciding questions related to eligibility and benefit amounts, resolving disputes that may arise from plan participants and for complying with the plan provisions, and legal requirements related to the plan and its operation. The benefits are based on years of service and the employee’s eligible annual compensation. The plan provides benefits are based on the employee’s eligible annual compensation. The plans provide benefits based on a cash balance formula (which defines the accrued benefit in terms of a stated account balance), depending on the age and service of the plan participant. The defined benefit plans have a deficit of EUR 102 million at December 31, 2022 (2021: EUR 7 million deficit).
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
Transamerica maintains minimum required funding levels as set forth by the Internal Revenue Code. If contributions are required, the funding would be provided from the Company’s general account assets. Pension plan contributions were not required for Transamerica in 2022 or 2021. However, with the Transamerica Management Board approval of a proposal from Transamerica Corporation, Transamerica Corporation made a pension plan contribution of EUR 91 million in August 2021 that

250	Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 39

was over and above the minimum required funding levels as set forth by the Internal Revenue Code. In 2020, Transamerica Corporation did not make a voluntary pension plan contributions.
Transamerica also sponsors supplemental retirement plans to provide senior management with benefits in excess of normal retirement benefits. The plans are unfunded and are not qualified under the Internal Revenue Code. The supplemental retirement plans are governed by either Transamerica Corporation, or the Compensation Committee of the Board of Directors of Transamerica Corporation. Transamerica Corporation, or the Compensation Committee of the Board of Directors has the full power and discretion to apply all of the plan’s provisions, including such responsibilities as, but not limited to, interpret the plan provisions, to make factual determinations under the plan, to determine plan benefits, and to comply with any statutory reporting and disclosure requirements. The benefits are based on years of service and the employee’s eligible annual compensation. The plans provide benefits based on a traditional final average formula or a cash balance formula (which defines the accrued benefit in terms of a stated account balance), depending on the age and service of the plan participant. The company funds the benefit payments of the supplemental retirement plans from its general account assets. The unfunded amount related to these plans, for which a liability has been recorded, was EUR 197 million (2021: EUR 235 million unfunded).
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
Under the Employee Retirement Income Security Act (ERISA), Transamerica has the fiduciary responsibility to monitor the quality of services provided by the third-party claims administrator and to replace the third-party administrator if needed. In addition, Transamerica has the fiduciary obligation to interpret the provisions of the plans, and to comply with any statutory reporting and disclosure requirements. Finally, Transamerica reviews the terms of the plans and makes changes to the plans if and when appropriate. Transamerica funds the benefit payments or premium payments of the post-retirement health care plans from its general account assets. The post-retirement health benefit liability amounted to EUR 184 million (2021: EUR 220 million).
The weighted average duration of the defined benefit obligation is 9.8 years (2021: 12.9 years).
The principal actuarial assumptions that apply for the year ended December 31 are as follows:

Actuarial assumptions used to determine defined benefit obligations at year-end	2022	2021

Demographic actuarial assumptions

Mortality	US mortality table 1)	US mortality table 1)

Financial actuarial assumptions

Discount rate	5.22%/5.14%	2.80%/2.61%

Salary increase rate	4.00%	4.00%

Health care trend rate	6.30%	6.10%

1
2022 assumption
-PRI-2012
Employee, Healthy Annuitant and Contingent Survivor Tables (90% white collar/10% blue collar) projected with Scale
MP-2021.
Comparative figures are as included in the Annual Report 2021.

The principal actuarial assumptions have an effect on the amounts reported for the defined benefit obligation. A change as indicated in the table below in the principal actuarial assumptions would have the following effects on the defined benefit obligation per year-end:

Aegon Annual Report on Form 20-F 2022 | 251

About Aegon	Governance and risk management	Financial information	Non-financial information

	Estimated approximate effects on the defined benefit obligation

	2022	2021

Demographic actuarial assumptions

10% increase in mortality rates	(50)	(69)

10% decrease in mortality rates	54	77

Financial actuarial assumptions

100 basis points increase in discount rate	(222)	(357)

100 basis points decrease in discount rate	277	436

100 basis points increase in salary increase rate	4	-

100 basis points decrease in salary increase rate	(3)	-

100 basis points increase in health care trend rate	10	13

100 basis points decrease in health care trend rate	(9)	(12)
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

Target allocation of plan assets for retirement benefit plans for the next annual period is:

Equity instruments	2%-4%

Debt instruments	80%-90%

Other	8%-16%
Aegon the Netherlands
The assets and liabilities of Aegon the Netherlands are classified as held for sale, refer to note 51 Discontinued Operations.
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
The pension scheme Trustees are required to carry out triennial valuations on the scheme’s funding position, with the latest valuation being as at September 30, 2022. As part of this triennial valuation process, a schedule of contributions is agreed between the Trustees and Aegon UK in accordance with UK pensions legislation and guidance issued by the Pensions Regulator in the UK. The schedule of contributions includes deficit reduction contributions to clear any scheme deficit. Under IAS 19, the defined benefit plan has a surplus of EUR 87 million at December 31, 2022 (2021: EUR 119 million surplus). During 2022, EUR 38 million (2021: EUR 73 million) of contributions were paid into the scheme.
The investment strategy for the scheme is determined by the trustees in consultation with Aegon UK. Currently 17% of assets are invested in growth assets (i.e. primarily equities) and 83% are income and liability driven investments where the investments are a portfolio of fixed interest and inflation-linked bonds and related derivatives, selected to broadly match the interest rate and inflation profile of liabilities.
Under the scheme rules, pensions in payment increase in line with the UK Retail Price Index, and deferred benefits increase in line with the UK Consumer Price Index. The pension scheme is therefore exposed to UK inflation changes as well as interest rate risks, investment returns and changes in the life expectancy of pensioners.

252 | Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 40

The scheme purchased two
buy-in
policies in the name of the Trustee to cover full scheme benefits for a group of pensioners in 2019 and 2022. The liabilities (and matching assets) calculated on the year end assumptions has been included in the funded position as at December 31, 2022.
The weighted average duration of the defined benefit obligation is 15.3 years (2021: 21.0 years).
The principal actuarial assumptions that apply for the year ended December 31 are as follows:

Actuarial assumptions used to determine defined benefit obligations at year-end	2022	2021

Demographic actuarial assumptions

Mortality	UK mortality table 1)	UK mortality table 2)

Financial actuarial assumptions

Discount rate	4.96%	1.79%

Price inflation	3.20%	3.34%

1	Club Vita tables based on analysis of Scheme membership CMI 2021 1.5%/1.25% p.a. (males/females)
2	Club Vita tables based on analysis of Scheme membership CMI 2019 1.5%/1.25% p.a. (males/females)
The principal actuarial assumptions have an effect on the amounts reported for the defined benefit obligation. A change as indicated in the table below in the principal actuarial assumptions would have the following effects on the defined benefit obligation per year-end:

	Estimated approximate effects on the defined benefit obligation

	2022	2021

Demographic actuarial assumptions

10% increase in mortality rates	(19)	(55)

10% decrease in mortality rates	22	62

Financial actuarial assumptions

100 basis points increase in discount rate	(130)	(322)

100 basis points decrease in discount rate	164	433

100 basis points increase in price inflation	55	202

100 basis points decrease in price inflation	(113)	(237)
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

All other operating segments
Businesses included in all other operating segments
mo
stly operate defined contribution plans. Please refer to note 14 Commissions and expenses for the employee expenses regarding these contribution plans.

40 Deferred tax

	2022	2021

Deferred tax assets	1,827	131

Deferred tax liabilities	4	1,559

Total net deferred tax liability / (asset)	(1,823)	1,428

Aegon Annual Report on Form 20-F 2022 | 253

About Aegon	Governance and risk management	Financial information	Non-financial information

The change from a net deferred tax liability at December 31, 2021 to a net deferred tax asset at December 31, 2022 is mainly the result of market movements on financial assets and the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.

Deferred tax assets comprise temporary differences on:	2022	2021

Real estate	(15)	-

Financial assets	737	(7)

Insurance and investment contracts	1,515	(8)

Deferred expenses, VOBA and other intangible assets	(2,350)	(133)

Defined benefit plans	199	3

Tax losses and credits carried forward	1,288	264

Other	454	11

At December 31	1,827	131

Deferred tax liabilities comprise temporary differences on:	2022	2021

Real estate	-	776

Financial assets	-	1,816

Insurance and investment contracts	-	(1,410)

Deferred expenses, VOBA and other intangible assets	1	1,573

Defined benefit plans	-	(151)

Tax losses and credits carried forward	-	(754)

Other	3	(291)

At December 31	4	1,559
The following table provides a movement schedule of net deferred tax broken-down by those items for which a deferred tax asset or liability has been recognized.

	Real estate	Financial assets	Insurance and invest- ment contracts	Deferred expens- es, VOBA and other intangible assets	Defined benefit plans	Tax losses and credits carried forward	Other	Total

At January 1, 2022	776	1,823	(1,402)	1,706	(154)	(1,018)	(303)	1,428

Charged to income statement	(75)	400	(336)	563	(187)	184	(158)	391

Charged to OCI	(0)	(3,213)	-	-	248	-	1	(2,964)

Net exchange differences	1	180	(72)	88	(12)	(24)	(13)	147

Disposal of a business	(1)	1	3	(5)	-	-	2	(0)

Transfers to disposal groups	(685)	168	195	(1)	(94)	(454)	26	(845)

Transfer (to)/from current income tax	-	-	-	-	-	25	-	25

Transfer (to) /from other headings	-	(95)	97	-	-	-	(3)	(1)

Other	-	-	-	-	-	(1)	(3)	(3)

At December 31, 2022	15	(737)	(1,515)	2,351	(199)	(1,287)	(450)	(1,823)

At January 1, 2021	663	2,156	(1,533)	1,433	(206)	(823)	(366)	1,323

Charged to income statement	113	(113)	217	162	(32)	(140)	54	260

Charged to OCI	(1)	(359)	-	-	100	-	(1)	(261)

Net exchange differences	1	167	(86)	112	(15)	(56)	(20)	103

Transfer (to)/from current income tax	-	-	-	-	-	2	-	2

Transfer (to)/from other headings	-	(29)	-	-	-	(1)	30	-

At December 31, 2021	776	1,823	(1,402)	1,706	(154)	(1,018)	(303)	1,428
Transfer to/from current income tax relates to the deferred tax asset for the loss carry forward position of the Dutch fiscal unity.

254 | Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 40

Deferred tax assets are recognized for tax losses and credits carried forward to the extent that the realization of the related tax benefit through future taxable profits is probable. For an amount of gross EUR 1,176 million; an amount of tax EUR 477 million related to tax losses carried forward (2021: gross EUR 1,247 million; tax EUR 301 million) and an amount of tax EUR 595 million related to tax credits carried forward (2021: tax EUR 491 million) the realization of the deferred tax asset is dependent on the projection of future taxable profits.
For the following amounts, arranged by loss carry forward periods, the deferred tax asset is not recognized:

	Gross amounts 1)		Not recognized deferred tax assets

	2022	2021	2022	2021

< 5 years	58	62	16	15

≥ 5 – 10 years	9	24	2	4

≥ 10 – 15 years	-	-	59	55

≥ 15 – 20 years	-	-	-	-

Indefinitely	655	598	169	151

At December 31	721	684	247	224

1
The gross value of state tax loss carry forward is not summarized in the disclosure, due to the fact that the United States files in different state jurisdictions with various applicable tax rates and apportionment rules

Deferred corporate income tax assets in respect of deductible temporary differences are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. For the following amounts relating to deductible temporary differences the realization of the deferred corporate income tax asset is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences.

	Gross amounts		Deferred tax assets

	2022	2021	2022	2021

Deferred corporate income tax asset dependent on retaining bonds and similar investments until the earlier of market recovery or maturity	6,265	-	1,306	-

Deferred corporate income tax asset dependent on future taxable profits	27	32	7	8

At December 31	6,292	32	1,313	8
For an amount of gross EUR 423 million; tax EUR 109 million related to deferred tax assets for tax losses from the continued operations the recognition is depended on the reversal of taxable temporary differences, refer to note
51 Discontinued operations.
Aegon did not recognize deferred tax assets in respect of deductible temporary differences relating to Financial assets and Other items for the amount of gross EUR 29 million; tax EUR 5 million (2021: gross EUR 30 million; tax EUR 6 million).
In 2021 deferred tax liabilities have not been recognized for withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries. The unremitted earnings totaled gross EUR 1,770 million; tax EUR 455 million calculated at the enacted rates. In 2022 an amount of gross EUR 1,758 million; tax EUR 454 million was recognized which is accounted for in discontinued operations and the remaining amount of gross EUR 11 million; tax EUR 1 million is no longer accounted for since this related to the divested business of Hungary.
Deferred taxes are
non-current
by nature and the majority of the deferred tax assets and liabilities will therefore reverse after more than one year after the balance sheet date. For an amount of EUR 109 million deferred tax assets will reverse within one year.

Aegon Annual Report on Form 20-F 2022 | 255

About Aegon	Governance and risk management	Financial information	Non-financial information

41 Other liabilities

	2022	2021

Payables due to policyholders	860	1,229

Payables due to brokers and agents	489	467

Payables out of reinsurance	823	1,384

Social security and taxes payable	49	145

Income tax payable	10	4

Investment creditors	972	1,103

Cash collateral on derivative transactions	2,483	2,708

Cash collateral on securities lended	2,417	2,171

Cash collateral - other	64	76

Repurchase agreements	107	821

Lease liabilities	210	252

Other creditors	2,301	2,556

At December 31	10,785	12,916

Current	10,562	12,233

Non-current	223	683
The decrease in Other liabilities in 2022 is mainly the result of the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.
The carrying amounts disclosed reasonably approximate the fair values at year-end,
given the predominantly current nature of the other liabilities.
42 Accruals

	2022	2021

Accrued interest	129	251

Accrued expenses	244	285

At December 31	373	537
The carrying amounts disclosed reasonably approximate the fair values as at the year-end.
The decrease in Accruals in 2022 is mainly the result of the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.
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

256 | Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 43

Aegon manages capital in the operating units to their respective operating levels, sufficient to absorb moderate shocks and pay sustainable remittances to the Group, and above their minimum dividend payment levels. Cash Capital at Holding is maintained within an operating range of EUR 0.5 – 1.5 billion and covers holding expenses, near-term dividends, and contingencies, such as potential recapitalization of units. In 2022, Aegon achieved its goal to reduce its gross financial leverage to a range of EUR 5.0 billion to EUR 5.5 billion, as announced during the December 2020 Capital Markets Day. The range was based on a euro/US dollar exchange rate of 1.20, and at this constant rate the gross financial leverage was EUR 5.4 billion per December 31, 2022. Following the transaction with a.s.r. announced on October 27, 2022, Aegon intends to further reduce its gross financial leverage by up to EUR 700 million.
The frequent monitoring of actual and forecasted capitalization levels of its underlying businesses is an important element in Aegon’s capital framework in order to actively steer and manage towards maintaining adequate capitalization levels. Group operating capital generation contributed favorably and more than offset dividend payments.
Capital ratios of Aegon’s main operating units

	December 31, 2022 1)	December 31, 2021

US RBC ratio	425%	426%

NL Life Solvency II ratio	210%	186%

Scottish Equitable Plc (UK) Solvency II ratio	169%	167%

1	The capital ratios are estimates and are not final until filed with the respective supervisory authority.
The estimated RBC ratio in the United States decreased from 426% on December 31, 2021, to 425% on December 31, 2022, and remained above the operating level of 400%. The impact from the negative impact of market variances (mainly negative equity variances) and remittances was partly offset by strong capital generation and one-time
items.
The estimated Solvency II ratio of NL Life increased from 186% on December 31, 2021, to 210% on December 31, 2022, which is above the operating level of 150%. The increase reflects the positive impact of model and assumption changes, which included the favorable impact of a higher factor applied when calculating the loss absorbing capacity of deferred taxes
(LAC-DT).
Lower capital requirements, including from the sale of fixed income investments to protect the liquidity position in the context of rising interest rates also contributed favorably. Market movements contributed unfavorably and included the impact of higher mortgage spreads. Operating capital generation more than offset the impact of remittances to the Holding.
The estimated Solvency II ratio for Scottish Equitable Plc increased from 167% on December 31, 2021, to 169% on December 31, 2022, and remained above the operating level of 150%. The increase includes the positive impact from market movements, reducing required capital, while model and assumption updates had an unfavorable impact. Operating capital generation more than offset the impact of remittances paid.
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
Cash Capital at Holding
Cash Capital at Holding increased from EUR 1.3 billion on December 31, 2021 to EUR 1.6 billion on December 31, 2022, driven by free cash flows from the operating units and proceeds from divestitures. Free cash flows were used to pay dividends to Aegon’s shareholders and to support operating units through capital injections. Proceeds from divestitures included the sale of Aegon’s Hungarian business and Turkish business to Vienna Insurance Group as well as the sale of Aegon’s stake in the joint venture with Liberbank to Unicaja Banco. These proceeds were used to reduce leverage and provide additional shareholder returns through a EUR 300 million share buyback program.

Aegon Annual Report on Form 20-F 2022 | 257

About Aegon	Governance and risk management	Financial information	Non-financial information

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
The Group SCR is calculated based on Solvency II Partial Internal Model (PIM), which includes the SCR of AC entities, the D&A entities and the Other Financial Sector entities (including Aegon Bank). The SCR amount (or 100% Solvency II ratio) reflects a level of Eligible Own Funds that enables insurance and reinsurance entities to absorb significant losses
(1-in-200
year events) and gives reasonable assurance to policyholders and beneficiaries that payments will be made as they fall due. On December 31, 2022, Aegon’s estimated capital position was:

	December 31, 2022 1)	December 31, 2021

Group Own Funds	16,332	19,431

Group SCR	7,844	9,226

Group Solvency II ratio	208%	211%

1	The Solvency II ratios are estimates and are not final until filed with the respective supervisory authority.
Aegon Group Eligible Own Funds amounted to EUR 16,332 million on December 31, 2022 (2021: EUR 19,431 million). The decrease of EUR 3,099 million in Own Funds since December 31, 2021, was mostly driven by negative market impacts and external dividends (23 cents per share: EUR 460 million), two share buy back announcements (1Q 2022 and 1Q 2023): EUR 500 million, deleveraging: EUR 386 million and a reduction of eligible own funds due to tiering restrictions: EUR 194 million. There was a partial offset from the proceeds from divestitures completed in 2022.
Aegon’s Group PIM SCR amounted to EUR 7,844 million on December 31, 2022 (2021: EUR 9,226 million). The SCR decreased by EUR 1,382 million since December 31, 2021. This decrease was mainly the result from the release of required capital of in force business, the impact from management actions, model and assumption changes and market impacts. This was partially offset by the need to set up SCR for new business. As a result of the above changes in Eligible Own Funds and PIM SCR, the Group Solvency II ratio decreased by 3%-points to 208% in 2022.
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
During 2022, the Aegon Group and the regulated entities within the Aegon Group that are subject to regulatory capital requirements on a solo-level continued to comply with the solvency requirements.
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

258 | Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 43

The below table provides the composition of Aegon’s Available Own Funds across Tiers:

		2022		2021

Available Own Funds	Available Own Funds	Percentage total	Available Own Funds	Percentage total

Tier 1 (Unrestricted Tier 1 + Restricted Tier 1)	13,585	82%	16,409	84%

Unrestricted Tier 1	11,762	71%	14,044	72%

Restricted Tier 1	1,822	11%	2,364	12%

Junior Perpetual Capital Securities	993	6%	1,391	7%

Perpetual Cumulative Securities	387	2%	459	2%

Perpetual Contingent Convertible Securities	442	3%	515	3%

Tier 2	2,195	13%	2,348	12%

Subordinated notes issued by AFC	770	5%	832	4%

Subordinated liabilities Aegon NV	720	4%	767	4%

Grandfathered subordinated notes	705	4%	750	4%

Tier 3	746	5%	675	3%

Total Available Own Funds	16,525		19,431
On December 31, 2022, Tier 1 capital amounted to EUR 13,585 million (2021: EUR 16,409), which includes EUR 1,822 million (2021: EUR 2,364 million ) restricted Tier 1 capital. Restricted Tier 1 capital consists of Aegon’s junior perpetual capital securities (2022: EUR 993 million, 2021: EUR 1,391 million), perpetual cumulative subordinated bonds (2022: EUR 387 million; 2021: EUR 459 million), and perpetual contingent convertible security (2022: EUR 442 million; 2021: EUR 515 million). Both junior perpetual capital securities and perpetual cumulative subordinated bonds are grandfathered. The reduction in junior perpetual capital securities is driven by the partial redemption of the EUR 950 million perpetual instrument. Perpetual contingent convertible securities are Solvency II compliant liabilities which were issued in 2019. Restricted Tier 1 capital is subject to eligibility restrictions to qualify as Eligible Own Funds.
On December 31, 2022, Tier 2 capital amounted to EUR 2,195 million (2021: 2,348 million). This consists of the subordinated notes issued by Aegon Funding Company LLC (AFC) in 2019 (2022: EUR 770 million; 2021: EUR 832 million), the Solvency II compliant subordinated liabilities that were issued during 2018 (2022: EUR 720 million; 2021: EUR 767 million), and grandfathered subordinated notes (2022: EUR 705 million; 2021: EUR 750 million). Tier 2 capital is subject to eligibility restrictions to qualify as Eligible Own Funds.
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
Tier 3 capital as of December 31, 2022 is comprised of deferred tax assets balances related to Solvency II entities.

Aegon Annual Report on Form 20-F 2022 | 259

About Aegon	Governance and risk management	Financial information	Non-financial information

IFRS equity compares to Solvency II Own Funds as follows:

	2022	2021

IFRS Shareholders’ Equity	12,071	23,813

IFRS adjustments for Other Equity instruments and non controlling interests	2,119	2,559

IFRS Group Equity	14,190	26,372

Solvency II revaluations & reclassifications	1,489	(9,096)

Transferability restrictions 1)	(1,771)	(1,772)

Excess of Assets over Liabilities	13,908	15,504

Availability adjustments	2,715	4,020

Tiering restriction	(194)	-

Fungibility adjustments	(98)	(93)

Eligible Own Funds	16,332	19,431

1	This includes the transferability restriction related to the RBC CAL conversion methodology.
The Solvency II revaluations and reclassification of EUR 1,489 million positive (2021: EUR 9,096 million negative) mainly stem from the difference in valuation and presentation between IFRS and Solvency II frameworks. The Solvency II revaluations and reclassification can be grouped into four categories:
◆
Items that are not recognized under Solvency II. The most relevant examples of this category for Aegon include Goodwill, deferred policy acquisition costs (DPAC) and other intangible assets (EUR 1,692 million negative, 2021: EUR 2,263 million negative);

◆
Items that have a different valuation treatment between IFRS and Solvency II. Solvency II is a market consistent framework hence all assets and liabilities are to be presented at fair value while IFRS also includes other valuation treatments in addition to fair value. The most relevant examples of this category for Aegon Group include loans and mortgages, reinsurance recoverables, and technical provisions. The revaluation difference stemming from this category amounted to EUR 2,725 million positive (2021: EUR 3,666 million positive) compared to the IFRS Statement of Financial Position;

◆
The Net Asset Value of subsidiaries that are included under the D&A method (on provisional equivalence or Standard Formula basis) in the Group Solvency II results. The revaluation difference stemming from this category amounted to EUR 3,134 million positive (2021: EUR 7,331 million negative) compared to the IFRS Statement of Financial Position;

◆	Reclassification of subordinated liabilities of EUR 2,678 million negative (2021: EUR 3,168 negative).
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

260 | Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 43

The following table shows the composition of Aegon’s total capitalization, the calculation of the gross financial leverage ratio and its fixed charge coverage:

	Note	2022	2021

Total shareholders’ equity - based on IFRS as adopted by the EU	30	11,440	24,282

Non-controlling interests and Long Term Incentive Plans not yet vested	31, SOFP 2)	242	253

Revaluation reserves	30	4,477	(6,442)

Adjusted shareholders’ equity		16,159	18,093

Perpetual contingent convertible securities	31	500	500

Junior perpetual capital securities	31	923	1,352

Perpetual cumulative subordinated bonds	31	454	454

Fixed floating subordinated notes	32	1,442	1,396

Fixed subordinated notes	32	852	798

Trust pass-through securities	33	118	126

Currency revaluation other equity instruments 1)		66	16

Hybrid leverage		4,356	4,642

Senior debt 3)	37	1,265	1,290

Senior leverage		1,265	1,290

Total gross financial leverage		5,621	5,932

Total capitalization		21,780	24,008

Gross financial leverage ratio		25.8%	24.7%

Fixed Charge Coverage		9.2 x	9.3 x

1	Other equity instruments that are denominated in foreign currencies are, for purpose of calculating hybrid leverage, revalued to the period-end exchange rate.
2	Non-controlling interests are disclosed in the statement of financial position.
3	Senior debt for the gross financial leverage calculation also contains swaps for an amount of EUR (20) million (2021: EUR (2) million).
Aegon N.V. is subject to legal restrictions with regard to the amount of dividends it can pay to its shareholders. Under Dutch law, the amount that is available to pay dividends consists of total shareholders’ equity less the issued and outstanding capital and the reserves required by law. The legal reserves in respect of the foreign currency translation reserve (FCTR), group companies and the revaluation reserves, cannot be freely distributed. In case of negative balances for individual reserves legally to be retained, no distributions can be made out of retained earnings to the level of these negative amounts. Total distributable items under Dutch law amounted to EUR 5,363 million as at December 31, 2022 (2021: EUR 14,093 million). The following table shows the composition of the total distributable items:

Distributable items	2022	2021

Equity attributable to shareholders based on IFRS as adopted by the EU	11,440	24,282

Non-distributable items:

Share capital	(319)	(321)

Legal reserves 1)	(5,758)	(9,868)

At December 31	5,363	14,093

1	The legal reserves in respect of the foreign currency translation reserve (FCTR), group companies and the positive revaluations in the revaluation reserves, cannot be freely distributed.
Besides the distributable items under Dutch law, a second restriction on the possibility to distribute dividends stems from Solvency II (Dutch Supervision act).

Distributable reserves	2022	2021

Reserves available for financial surpervision purposes	16,332	19,431

Solvency requirement under the Financial Supervision Act	7,844	9,226

Total distributable reserves on the basis of solvency requirements	8,488	10,205
The freely distributable reserves is the minimum of distributable items under Dutch law and the freely distributable capital on the basis of solvency requirements and amounted to EUR 5,363 million as at December 31, 2022 (2021: EUR 10,205 million).

Aegon Annual Report on Form 20-F 2022 | 261

About Aegon	Governance and risk management	Financial information	Non-financial information

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
Fair value hierarchy
The table below provides an analysis of assets and liabilities recorded at fair value on a recurring basis by level of the fair value hierarchy. The decrease in assets and liabilities in 2022 is mainly the result of the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.

262 | Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 44

	Level I	Level II	Level III	Total 2022

Assets carried at fair value

Available-for-sale

Shares	22	42	131	195

Debt securities	6,624	46,254	215	53,093

Money market and other short-term instruments	3,639	1,874	1	5,514

Other investments at fair value	-	180	660	840

	10,284	48,351	1,008	59,643

Fair value through profit or loss

Shares	144	49	-	193

Debt securities	12	541	1	554

Money market and other short-term instruments	42	57	-	99

Other investments at fair value	1	358	3,363	3,722

Investments for account of policyholders 1)	87,358	91,799	402	179,559

Derivatives	33	2,717	11	2,760

Investments in real estate	-	-	59	59

Investments in real estate for policyholders	-	-	443	443

	87,590	95,520	4,279	187,389

Revalued amounts

Real estate held for own use	-	-	73	73

	-	-	73	73

Total assets at fair value	97,874	143,870	5,360	247,104

Liabilities carried at fair value

Investment contracts for account of policyholders 2)	-	55,228	26	55,254

Derivatives	51	5,202	840	6,094

Total liabilities at fair value	51	60,467	867	61,385

1	The investments for account of policyholders include investments carried at fair value through profit or loss.

	Level I	Level II	Level III	Total 2021

Assets carried at fair value

Available-for-sale

Shares	84	75	191	350

Debt securities	25,166	68,131	603	93,899

Money market and other short-term instruments	1,204	3,586	-	4,790

Other investments at fair value	-	246	599	844

	26,453	72,038	1,393	99,884

Fair value through profit or loss

Shares	85	237	1,343	1,665

Debt securities	130	3,161	5	3,296

Money market and other short-term instruments	18	102	-	120

Other investments at fair value	2	389	3,010	3,401

Investments for account of policyholders 1)	129,794	119,653	943	250,390

Derivatives	150	8,676	1	8,827

Investments in real estate	-	-	2,643	2,643

Investments in real estate for policyholders	-	-	563	563

	130,178	132,219	8,507	270,904

Revalued amounts

Real estate held for own use	-	-	185	185

	-	-	185	185

Total assets at fair value	156,631	204,256	10,086	370,974

Liabilities carried at fair value
Investment contracts for account of policyholders 2)	-	71,249	(6)	71,242

Derivatives	39	7,162	3,437	10,639

Total liabilities at fair value	39	78,411	3,431	81,881

1	The investments for account of policyholders include investments carried at fair value through profit or loss.
2	The investment contracts for account of policyholders represents only those investment contracts carried at fair value.

Aegon Annual Report on Form 20-F 2022 | 263

About Aegon	Governance and risk management	Financial information	Non-financial information

Significant transfers between Level I, Level II and Level III
Aegon’s policy is to record transfers of assets and liabilities between Level I, Level II and Level III at their fair values as of the beginning of each reporting period.
The table below shows transfers between Level I and Level II for financial assets and financial liabilities recorded at fair value on a recurring basis.

	Total 2022 1)		Total 2021

	Transfers Level I to Level II	Transfers Level II to Level I	Transfers Level I to Level II	Transfers Level II to Level I

Assets carried at fair value

Available-for-sale

Debt securities	23	5	44	32

Money markets and other short-term instruments	-	721	-	-

	23	726	44	32

Fair value through profit or loss

Shares	10	128	-	-

Money markets and other short-term instruments	-	13	-	-

Investments for account of policyholders	-	40	-	-

	10	181	-	-

Total assets at fair value	34	907	44	32

	-	-

Total Liabilities carried at fair value	-	-	-	-

1	2022 excludes the assets and liabilities of the disposal group, which are separately disclosed in note 51 Discontinued operations.
Transfers are identified based on transaction volume and frequency, which are indicative of an active market.

264 | Aegon Annual Report on Form 20-F 2022

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

Assets carried at fair value

Available-for-sale

Shares	191	(0)	(1)	(35)	(4)	(10)	-	12	-	-	-	(21)	131	-

Debt securities	603	-	(1)	(88)	124	(34)	(21)	26	-	43	(384)	(54)	215	-

Money markets and other short-term instruments	-	-	(0)	1	-	-	-	(0)	-	-	-	-	1	-

Other investments at fair value	599	-	(142)	22	168	(12)	(14)	39	-	-	-	-	660	-

	1,393	(0)	(145)	(100)	289	(56)	(34)	77	-	43	(384)	(75)	1,008	-

Fair value through profit or loss

Shares	1,343	-	170	-	190	(345)	-	-	-	-	-	(1,357)	-	-

Debt securities	5	-	(1)	-	44	(3)	-	-	-	-	-	(44)	1	(1)

Other investments at fair value	3,010	-	361	-	444	(578)	-	190	-	-	-	(64)	3,363	-

Investments for account of policyholders	943	-	41	(0)	(515)	873	-	(10)	-	2	-	(932)	402	(55)

Derivatives	1	-	10	-	-	-	-	(0)	-	-	-	-	11	10

Investments in real estate	2,643	-	(51)	-	42	(40)	-	3	7	-	-	(2,545)	59	1

Investments in real estate for policyholders	563	-	(61)	-	10	(42)	-	(27)	-	-	-	-	443	(69)

	8,507	-	470	(0)	215	(135)	-	155	7	2	-	(4,942)	4,279	(114)

Revalued amounts

Real estate held for own use	185	(23)	(3)	-	(1)	(8)	-	4	(5)	-	-	(76)	73	(0)

	185	(23)	(3)	-	(1)	(8)	-	4	(5)	-	-	(76)	73	(0)

Total assets at fair value	10,086	(24)	322	(99)	503	(199)	(34)	235	2	45	(384)	(5,092)	5,360	(115)

Liabilities carried at fair value

Investment contracts for account of policyholders	(6)	-	(26)	-	(559)	720	-	2	-	1	-	(105)	26	-

Derivatives	3,437	-	(1,986)	-	-	(7)	-	150	-	-	-	(754)	840	-

	3,431	-	(2,012)	-	(559)	713	-	152	-	1	-	(859)	867	-

1	Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item Results from financial transactions of the income statement.
2
Total gains and losses are recorded in line items: Gains / (losses) on revaluation of available-for-sale
investments, (Gains) / losses transferred to the income statement on disposal and impairment of available-for-sale
investments and Changes in revaluation reserve real estate held for own use of the statement of other comprehensive income.

3	Total gains / (losses) for the period during which the financial instrument was in Level III.

Aegon Annual Report on Form 20-F 2022 | 265

About Aegon	Governance and risk management	Financial information	Non-financial information

Assets carried at fair value

Available-for-sale

Shares	173	1	3	30	(26)	(0)	11	-	-	-	191	-

Debt securities	467	(1)	6	228	(29)	(46)	22	-	203	(246)	603	-

Money markets and other short-term instruments	-	-	-	-	-	-	-	-	-	-	-	-

Other investments at fair value	581	(113)	7	111	(24)	(6)	43	-	-	-	599	-

	1,221	(114)	16	368	(80)	(52)	77	-	203	(246)	1,393	-

Fair value through profit or loss

Shares	1,329	150	-	179	(316)	1	1	-	-	-	1,343	147

Debt securities	242	(1)	-	124	(361)	(0)	-	-	-	-	5	1

Other investments at fair value	2,173	796	-	492	(638)	-	186	-	-	-	3,010	(1)

Investments for account of policyholders	1,012	206	(0)	(198)	(93)	-	22	-	-	(7)	943	162

Derivatives	22	(17)	-	-	(4)	-	-	-	-	-	1	(10)

Investments in real estate	2,385	253	-	48	(60)	-	3	14	-	-	2,643	253

Investments in real estate for policyholders	467	46	-	60	(43)	-	32	-	-	-	563	66

	7,631	1,433	(0)	705	(1,514)	-	245	14	-	(7)	8,507	618

Revalued amounts

Real estate held for own use	209	(16)	(4)	6	-	(0)	5	(14)	-	-	185	1

	209	(16)	(4)	6	-	(0)	5	(14)	-	-	185	1

Total assets at fair value	9,061	1,303	12	1,079	(1,594)	(52)	326	-	203	(253)	10,086	619

Liabilities carried at fair value

Investment contracts for account of policyholders	(12)	(1)	-	(361)	366	-	2	-	-	-	(6)	3

Derivatives	4,902	(1,627)	-	-	(14)	-	176	-	-	-	3,437	607

	4,890	(1,628)	-	(361)	352	-	178	-	-	-	3,431	610

1	Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item Results from financial transactions of the income statement.
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
During 2022, Aegon transferred certain financial instruments from Level I and II to Level III of the fair value hierarchy. The reason for the change in level was that the market liquidity for these securities decreased, which led to a change in market observability of prices. Prior to transfer, the fair value for the Level II securities was determined using observable market transactions or corroborated broker quotes respectively for the same or similar instruments. Since the transfer, all such assets have been valued using valuation models incorporating significant non market-observable inputs or uncorroborated broker quotes.
Similarly, during 2022, Aegon transferred certain financial instruments from Level III to Level I and II of the fair value hierarchy. The change in level was mainly the result of a return of activity in the market for these securities and that for these securities

266 | Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 44

the fair value could be determined using observable market transactions or corroborated broker quotes for the same or similar instruments.
Valuation techniques and significant unobservable inputs
The table below presents information about the significant unobservable inputs used for recurring fair value measurements for certain Level III financial instruments.

	Valuation technique 1)	Significant unobservable input 2)	December 31, 2022 4 )	Range (weighted average)	December 31, 2021	Range (weighted average)

Assets carried at fair value

Available-for-sale

Shares

	Net asset value	n.a.	126	n.a.	166	n.a.

	Other	n.a.	5	n.a.	25	n.a.

			131		191

Debt securities

	Broker quote	n.a.	66	n.a.	493	n.a.

	Discounted cash flow	Constant Prepayment Rate	2	40.53%	5	21.43%

	Discounted cash flow	Constant Prepayment Rate	-	-	22	9.95%

	Other	n.a.	148	n.a.	82	n.a.

			216		603

Other investments at fair value
Tax credit investments	Discounted cash flow	Discount rate	610	7.10%	541	7.09%

Investment funds	Net asset value	n.a.	2	n.a.	3	n.a.

Other	Other	n.a.	48	n.a.	56	n.a.

			660		599

At December 31			1,008		1,393

Fair value through profit or loss

Shares	Other	n.a.	-	n.a.	1,343	n.a.

Debt securities	Other	n.a.	-	n.a.	5	n.a.

Debt securities	Discounted cash flow	Constant prepayment rate	-	7.80%	-	n.a.

			1		1,348

Other investments at fair value
Investment funds	Net asset value	n.a.	3,363	n.a.	2,944	n.a.

Other	Other	n.a.	-	n.a.	66	n.a.

			3,363		3,010

Total assets at fair value 3)			4,372		5,750

Liabilities carried at fair value

Derivatives

Embedded derivatives in insurance contracts	Discounted cash flow	Own credit spread	836	0.45%	3,437	0.23%

Other	Discounted cash flow	Other	4	n.a	-	-

Total liabilities at fair value			840	-	3,437

1	Other in the table above (column Valuation technique) includes investments for which the fair value is uncorroborated and no broker quote is received.
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

4	2022 excludes the assets of the disposal group, which are separately disclosed in note 51 Discontinued operations.
For reference purposes, the valuation techniques included in the table above are described in more detail on the following pages.

Aegon Annual Report on Form 20-F 2022 | 267

About Aegon	Governance and risk management	Financial information	Non-financial information

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
An increase in own credit spread results in lower valuation, while a decrease results in a higher valuation of the embedded derivatives.
The table below presents the impact on a fair value measurement of a change in the own credit spread by 5 basis points included in the discount rate.

	December 31, 2022 1)	Effect of reasonably possible alternative assumptions (+/-)		December 31, 2021	Effect of reasonably possible alternative assumptions (+/-)

		Increase	Decrease		Increase	Decrease

Financial liabilities carried at fair value

Embedded derivatives in insurance contracts	836	16	(16)	3,437	39	(39)

1	2022 excludes the liabilities of the disposal group, which are separately disclosed in note 51 Discontinued operations.
Fair value information about assets and liabilities not measured at fair value
The following table presents the carrying values and estimated fair values of assets and liabilities, excluding assets and liabilities which are carried at fair value on a recurring basis.

2022	Carrying amount December 31, 2022 1)	Estimated fair value hierarchy			Total estimated fair value December 31, 2022 1)

		Level I	Level II	Level III

Assets

Mortgage loans - held at amortized cost	10,441	-	1	9,244	9,245

Private loans - held at amortized cost	27	-	15	-	15

Other loans - held at amortized cost	2,088	39	2,049	-	2,088

Liabilities

Subordinated borrowings - held at amortized cost	2,295	1,372	663	-	2,035

Trust pass-through securities - held at amortized cost	118	-	133	-	133

Borrowings – held at amortized cost	4,051	1,289	2,825	-	4,114

Investment contracts - held at amortized cost	10,485	-	-	9,410	9,410

1	2022 excludes the assets and liabilities of the disposal group, which are separately disclosed in note 51 Discontinued operations.

2021	Carrying amount December 31, 2021	Estimated fair value hierarchy			Total estimated fair value December 31, 2021

		Level I	Level II	Level III

Assets

Mortgage loans - held at amortized cost	39,991	-	1	44,366	44,366

Private loans - held at amortized cost	4,883	-	34	5,457	5,491

Other loans - held at amortized cost	1,949	21	1,923	5	1,949

Liabilities

Subordinated borrowings - held at amortized cost	2,194	1,567	872	-	2,438

Trust pass-through securities - held at amortized cost	126	-	139	-	139

Borrowings – held at amortized cost	9,661	1,735	2,662	5,773	10,171

Investment contracts - held at amortized cost	21,573	-	-	20,861	20,861
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

268 | Aegon Annual Report on Form 20-F 2022

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
Also for unquoted shares, the fair value may be estimated using other methods, such as observations of the price/earnings or price/cash flow ratios of quoted companies considered comparable to the companies being valued. Valuations are adjusted to account for company-specific issues and the lack of liquidity inherent in an unquoted investment. Adjustments for lack of liquidity are generally based on available market evidence. In addition, a variety of other factors are reviewed by management, including, but not limited to, current operating performance, changes in market outlook and the third-party financing environment.
Available-for-sale
shares include shares in a Federal Home Loan Bank (FHLB) for an amount of EUR 124 million (2021: EUR 112 million), which are reported as part of the line-item Net asset value. A FHLB has implicit financial support from the United States government. The redemption value of the shares is fixed at par and they can only be redeemed by the FHLB.
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

Aegon Annual Report on Form 20-F 2022 | 269

About Aegon	Governance and risk management	Financial information	Non-financial information

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
Corporate bonds
Valuations of corporate bonds are monitored and reviewed on a monthly basis. The pricing hierarchy is dependent on the possibility of corroboration of market prices when available. If no market prices are available, valuations are determined by a discounted cash flow methodology using an internally calculated yield. The yield is comprised of a credit spread over a given benchmark. In all cases the benchmark is an observable input. The credit spread contains both observable and unobservable inputs. Aegon starts by taking an observable credit spread from a similar bond of the given issuer, and then adjust this spread based on unobservable inputs. These unobservable inputs may include subordination, liquidity and maturity differences. During 2022, there were no corporate bonds that met the policy threshold to be internally modeled.
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

270 | Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 44

Tax credit investments
The Level III fair value of tax credit investments is determined by using a discounted cash flow valuation technique. This valuation technique takes into consideration projections of future capital contributions and distributions, as well as future tax credits and the tax benefits of future operating losses. The present value of these cash flows is calculated by applying a discount rate. In general, the discount rate is determined based on the cash outflows for the investments and the cash inflows from the tax credits and/or tax benefits (and the timing of these cash flows). These inputs are unobservable in the market place. The discount rate used in valuation of tax credit investments remained stable at 7.1% (December 31, 2021: 7.1%).
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

Aegon Annual Report on Form 20-F 2022 | 271

About Aegon	Governance and risk management	Financial information	Non-financial information

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
Since the price of these guarantees is not quoted in any market, the fair values of these guarantees are based on discounted cash flows calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. Given the complexity and long-term nature of these guarantees which are unlike instruments available in financial markets, their fair values are determined by using stochastic models under a variety of market return scenarios. A variety of factors are considered, including own credit spread, expected market rates of return, equity and interest rate volatility, correlations of market returns, discount rates and actuarial assumptions. The most significant unobservable factor is own credit spread. The weighted average own credit spread used in the valuations of embedded derivatives in insurance contracts increased to 0.45% (2021: 0.23%).
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
Aegon extrapolates yield curves beyond market observable maturities. The discount rates converge linearly in 10 years to an Ultimate Forward Rate. In the Netherlands, the ultimate forward rate is 3.65% from the last liquid point. The US ultimate forward rate extrapolates linearly beyond 30 years using an average of forward interest rates implied by the market between 20 years and 30 years. In the US, the ultimate forward rate is 3.50% from the last liquid point. The uniform last liquid point for all Aegon’s major currencies (EUR, USD and GBP) is set at 30 years.
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

272 | Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 44

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
The expected returns are based on risk-free rates, such as the current Secured Overnight Financing Rate (SOFR) swap rates and associated forward rates, the Overnight Index Swap (OIS) curve or the current rates on local government bonds. London Interbank Offered Rate (LIBOR) was replaced with SOFR in the second quarter of 2022. Market volatility assumptions for each underlying index are based on observed market implied volatility data and/or observed market performance. Correlations of market returns for various underlying indices are based on observed market returns and their inter-relationships over a number of years preceding the valuation date. Current risk-free spot rates are used to determine the present value of expected future cash flows produced in the stochastic projection process.
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

	2022 1)		2021

	Trading	Designated	Trading	Designated

Investments for general account	41	4,527	41	8,440

Investments for account of policyholders	-	179,563	-	250,390

Derivatives with positive values not designated as hedges	2,434	-	8,390	-

Total financial assets at fair value through profit or loss	2,475	184,089	8,431	258,830

Investment contracts for account of policyholders	-	55,254	-	71,242

Derivatives with negative values not designated as hedges	4,877	-	9,617	-

Total financial liabilities at fair value through profit or loss	4,877	55,254	9,617	71,242

1	2022 excludes the assets and liabilities of the disposal group, which are separately disclosed in note 51 Discontinued operations.
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

Aegon Annual Report on Form 20-F 2022 | 273

About Aegon	Governance and risk management	Financial information	Non-financial information

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

	2022 1)		2021

	Trading	Designated	Trading	Designated

Net gains and (losses)	469	(35,054)	(2,930)	25,591

1	2022 excludes the disposal group, which is separately disclosed in note 51 Discontinued operations.
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
45 Commitments and contingencies
Investments contracted
In the normal course of business, the Group has committed itself through purchase and sale transactions of investments, mostly to be executed in the course of 2023. The amounts represent the future outflow and inflow, respectively, of cash related to these investment transactions that are not reflected in the consolidated statement of financial position.

	2022		2021

	Purchase	Sale	Purchase	Sale

Real estate	-	1	129	6

Mortgage loans	468	-	1,163	67

Private loans	150	-	311	-

Other	1,408	-	1,358	-
Aegon has committed itself, through certain subsidiaries, to invest in real estate, private loans, mortgage loans and receivables and investment funds.
Real estate commitments represent the committed pipeline of investments in real estate projects. The sale of real estate relates to properties that are under contract to be sold as per December 31. Mortgage loan commitments represent undrawn

274 | Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 45

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
Future lease payments

	< 1 year amounts	1 < 2 years amounts	2 < 3 years amounts	3 < 4 years amounts	4 < 5 years amounts	> 5 years amounts

2022

Operating lease rights	10	9	7	7	6	17

2021

Operating lease rights	8	8	6	5	5	21
The operating lease rights relate to
non-cancellable
commercial property leases.
Other commitments and contingencies

	2022	2021

Guarantees	611	506

Standby letters of credit	-	12

Share of contingent liabilities incurred in relation to interests in joint ventures	-	7

Other guarantees	8	11

Other commitments and contingent liabilities	-	-
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
In April 2018, affiliates of Transamerica Corporation entered into a series of agreements with affiliates of Tata Consultancy Services Limited (TCS) to administer the Company’s US life insurance, voluntary benefits, and annuity business lines. The intent of the relationship is for Transamerica to accelerate the enhancement of its digital capabilities and the modernization of its platforms to service its customers in all lines of business. Over the course of the multi-year contract, Transamerica could pay more than USD 2 billion to TCS. These fees represent compensation for administering Transamerica’s over 10 million policies and are driven by both new business and policies already in force. Included in this agreement were transition and conversion charges which were nil at the end of 2022. There continue to be ongoing administrative, IT and finance service fees which are contingent on TCS meeting specified milestones in the underlying agreement with Transamerica. The agreement also contains termination clauses which in certain conditions and subject to certain limitations, could require Transamerica to compensate TCS, on a specified schedule, for early termination.
In November 2018, Aegon UK announced an extended partnership with Atos BPS Ltd (Atos) to service and administer its Traditional Products Business
(non-Platform
customers). The agreement is a
15-year
contract under which Aegon UK pays Atos to administer around 1.4 million customers, which took effect on June 1, 2019 as planned. At year-end
2022, outstanding transition and conversion charges are estimated to amount to approximately GBP 10 million, which are expected to be recorded

Aegon Annual Report on Form 20-F 2022 | 275

About Aegon	Governance and risk management	Financial information	Non-financial information

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
Aegon N.V. has guaranteed and is severally liable for the following:
♦	Due and punctual payment of payables under letter of credit agreements applied for by Aegon N.V. as co-applicant
with its captive insurance companies that are subsidiaries of Transamerica Corporation and Commonwealth General Corporation. At December 31, 2022, the letter of credit arrangements utilized by captives to provide collateral to affiliates amounted to EUR 511 million (2021: EUR 1,157 million); as of that date no amounts had been drawn, or were due under these facilities;
♦	Due and punctual payment of payables by the consolidated group companies Transamerica Corporation, Aegon Funding Company LLC and Commonwealth General Corporation with respect to fixed subordinated notes, bonds, capital trust pass-through securities and notes issued under commercial paper programs amounting to EUR 1,042 million (2021: EUR 987 million); and
♦	Due and punctual payment of any amounts owed to third parties by the consolidated group company Aegon Derivatives N.V. in connection with derivative transactions. Aegon Derivatives N.V. enters into derivative transactions with counterparties with which ISDA master netting agreements, including collateral support annex agreements, have been agreed. Net (credit) exposure on derivative transactions with these counterparties was therefore limited as of December 31, 2022.
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

276 | Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 45

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
Opt-outs
in this case represented less than 7% of the value of the settlement fund. The settlement fund was reduced proportionally for opt outs. In 2022, settlements were reached with some of the opt-out
parties from both settled class actions. The remaining
opt-out
cases and disputes are ongoing, and Aegon continues to hold a provision for the remaining opt-outs
from the settlements that were approved by the court in 2019 and 2020. If this provision for these cases proves to be insufficient, then these matters could have an adverse effect on Aegon’s business, results of operations, and financial position. A third case was filed in October 2022 which relates to MDR increases in 2022 and 2023, Aegon’s subsidiary has filed a motion to change venue. At this time, Aegon is unable to estimate the range or potential maximum liability.
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
A former subsidiary of Transamerica Corporation was involved in a contractual dispute with a Nigerian travel broker that arose in 1976. That dispute was resolved in Delaware court for USD 235 thousand plus interest in 2010. The plaintiff took the Delaware judgment relating to the 1976 dispute to a Nigerian court and alleged that it was entitled to approximately the same damages for 1977 through 1984 despite the absence of any contract relating to those years. The Nigerian trial court issued a judgment in favor of the plaintiff of the alleged actual damages as well as pre-judgment
interest of approximately USD 120 million. On appeal this decision was reversed on procedural grounds and remanded back to the trial court which ruled to dismiss the case; however, the Plaintiff appealed the trial court’s ruling. The appellate hearing which was originally scheduled for March 2022, as well as the hearing that was scheduled for January 12, 2023, on the request for substitution of Plaintiff’s son were both cancelled by the court and neither has been rescheduled. Aegon has no material assets located in Nigeria.
In Poland, owners of unit-linked policies continue to file claims in civil court against Aegon over fees payable upon purchase or surrender of the product. Plaintiffs claim that these fees are not contractually supported. Aegon faces a significant number of these cases. For reasons of commercial necessity as well as at the instigation of the regulatory authorities, Aegon decided to modify the fee structure. As of 2023, a provision of EUR 6 million remains, which represents management’s best estimate of the exposure. The final amount may vary based on regulatory developments and the outcome of litigation.

Aegon Annual Report on Form 20-F 2022 | 277

About Aegon	Governance and risk management	Financial information	Non-financial information

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
Securities leasing products (aandelenlease producten) have also been the subject of litigation in the Netherlands. Although sales of securities leasing products ended more than a decade ago, litigation relating to these products has resurfaced. In December 2020 Aegon Bank N.V. reached an agreement in principle on a settlement with Leaseproces B.V. for claims regarding Vliegwiel and Sprintplan customers represented by Leaseproces. On June 4, 2021 Aegon and Leaseproces B.V. announced it had finalized its agreement to settle these claims. In September 2021, the parties announced that more than 90% of customers had agreed to the settlement, by which the last remaining threshold was met. Subsequently, most claims have been paid during the fourth quarter 2021, with a small amount remaining at year-end.
As part of the settlement agreement, the accountant will now be instructed to perform an audit on the cash flows between Aegon-Leaseproces-clients. There are currently only two individual court cases pending regarding Sprintplan. The Court of Appeal denied all claims against Aegon in the first case and the other case is still pending. There can be no assurances that Aegon is able to resolve these cases in the way it expects and that this matter will not ultimately result in a material adverse effect on Aegon’s business, results of operations and financial position.
In 2019 Optas N.V., a life insurance company owned by Aegon merged with Aegon Levensverzekering N.V. following approval of the merger by DNB. A number of policyholders filed complaints against DNB’s decision to approve the merger and appealed this decision at the administrative Court after DNB persisted in its approval. On February 13, 2023, the administrative Court annulled DNB’s decision to approve the merger as the court is of the opinion that in the interest of policyholders, among other things, DNB should have required Aegon to individually inform all policyholders in writing regarding the merger and the possibility to oppose the merger. As at March 8, 2023 no appeal has been filed against the administrative Court’s decision. The decision is open to appeal until March 27, 2023. The Financial Markets Supervision act provides that the annulment of DNB’s approval from an administrative law perspective in itself does not affect the legality of the merger from a civil law perspective. This has been confirmed by a ruling of the civil Court in a civil case opposing the merger brought against Aegon by three policyholders. The policyholders were unsuccessful in first instance and the case is now under appeal. Although Aegon does not expect the pending litigation at the administrative Court and the civil Court to have a material, if any, impact there can be no assurances that these matters will not ultimately result in a material adverse effect on Aegon’s business, results of operations and financial position.
46 Transfers of financial assets
Transfers of financial assets occur when Aegon transfers contractual rights to receive cash flows of financial assets or when Aegon retains the contractual rights to receive the cash flows of the transferred financial asset, but assumes a contractual obligation to pay the cash flows to one or more recipients in that arrangement.

278 | Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 46

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

	2022 1)

	Available-for-sale financial assets		Financial assets at fair value through profit or loss

	Shares	Debt securities	Debt securities	Investments for account of policyholders

Carrying amount of transferred assets	-	2,200	16	72

Carrying amount of associated liabilities	-	2,513	17	-

1	2022 excludes the assets and liabilities of the disposal group, which are separately disclosed in note 51 Discontinued operations.

	2021

	Available-for-sale financial assets		Financial assets at fair value through profit or loss

	Shares	Debt securities	Debt securities	Investments for account of policyholders

Carrying amount of transferred assets	34	3,705	12	96

Carrying amount of associated liabilities	37	3,941	18	-
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

Aegon Annual Report on Form 20-F 2022 | 279

About Aegon	Governance and risk management	Financial information	Non-financial information

46.2 Transferred financial assets that are derecognized in their entirety, but where Aegon has continuing involvement
Aegon has no transferred financial assets with continuing involvement that are derecognized in their entirety as per year-end
2022 and as per
year-end
2021.
46.3 Assets accepted
Aegon receives collateral related to securities lending, reverse repurchase activities and derivative transactions.
Non-cash
collateral is not recognized in the statement of financial position. To the extent that cash is paid for reverse repurchase agreements, a receivable is recognized for the corresponding amount.
The following tables present the fair value of the assets received in relation to securities lending and reverse repurchase activities:

Securities lending	2022 1)	2021

Carrying amount of transferred financial assets	2,190	3,083

Fair value of cash collateral received	2,417	2,171

Fair value of non-cash collateral received	74	1,102

Net exposure	(301)	(190)

Non-cash collateral that can be sold or repledged in the absence of default	-	1,004

Non-cash collateral that has been sold or transferred	-	-

1	2022 excludes the disposal group, which is separately disclosed in note 51 Discontinued operations.

Reverse repurchase agreements	2022 1)	2021

Cash paid for reverse repurchase agreements	312	1,004

Fair value of non-cash collateral received	335	1,025

Net exposure	(23)	(21)

Non-cash collateral that can be sold or repledged in the absence of default	-	695

Non-cash collateral that has been sold or transferred	-	-

1	2022 excludes the disposal group, which is separately disclosed in note 51 Discontinued operations.

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
The following tables present the carrying amount of collateral pledged and the corresponding amounts.

280 | Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 47

Assets pledged for general account and contingent liabilities	2022 1)	2021

General account (contingent) liabilities	3,520	3,410

Collateral pledged	5,745	4,594

Net exposure	(2,225)	(1,183)

Non-cash collateral that can be sold or repledged by the counterparty	-	-

1	2022 excludes the assets of the disposal group, which are separately disclosed in note 51 Discontinued operations.

Assets pledged for repurchase agreements	2022 1)	2021

Cash received on repurchase agreements	107	821

Collateral pledged (transferred financial assets)	99	764

Net exposure	8	57

1	2022 excludes the assets of the disposal group, which are separately disclosed in note 51 Discontinued operations.
In order to trade derivatives on the various exchanges, Aegon posts margin as collateral. The amount of collateral pledged for derivative transactions was EUR 4.7 billion (2021: EUR 2.3 billion).
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
set-off,
associated with the entity’s recognized financial assets and recognized financial liabilities.

		Gross amounts of recognized financial liabilities set off in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amounts not set off in the statements of financial position		Net amount
Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements	Gross amounts of recognized financial assets			Financial instruments	Cash collateral received (excluding surplus collateral)

2022

Derivatives	2,733	-	2,733	2,589	111	34

At December 31	2,733	-	2,733	2,589	111	34

2021

Derivatives	8,811	-	8,811	6,045	2,519	247

At December 31	8,811	-	8,811	6,045	2,519	247

		Gross amounts of recognized financial assets set off in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Related amounts not set off in the statements of financial position
Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements	Gross amounts of recognized financial liabilities			Financial instruments	Cash collateral pledged (excluding surplus collateral)	Net amount

2022

Derivatives	5,115	-	5,115	3,359	1,668	89

At December 31	5,115	-	5,115	3,359	1,668	89

2021

Derivatives	7,043	-	7,043	6,768	224	52

At December 31	7,043	-	7,043	6,768	224	52
The decrease in derivative assets and liabilities in 2022 is mainly the result of the classification of Aegon the Netherlands as held for sale and discontinued operations, refer to note 51 Discontinued operations.
Financial assets and liabilities are offset in the statement of financial position when the Group has a legally enforceable right to offset and has the intention to settle the asset and liability on a net basis, or to realize the asset and settle the liability simultaneously. As shown in the second column there are no financial assets and liabilities offset in 2022 and 2021.

Aegon Annual Report on Form 20-F 2022 | 281

About Aegon	Governance and risk management	Financial information	Non-financial information

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
2022
On February 28, 2022, Transamerica acquired 100% equity interest in TAG Resources, LLC (TAG). TAG aggregates small to mid-market
employer retirement plans (pooled-plan space) and provides administration and fiduciary oversight services as a third-party administrator for such plans, including providing plan design, consulting, and compliance to plan sponsors. The total consideration transferred amounted to EUR 33 million. Based on the purchase price allocation, the fair value of net assets amounted to EUR 17 million, resulting in goodwill of EUR 16 million. The acquisition does not have a material impact on Aegon’s capital position or results.
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
Companies and businesses divested
2022
On October 27, 2022, Aegon announced it has reached an agreement with a.s.r. to combine its Dutch pension, life and non-life
insurance, banking, and mortgage origination activities with a.s.r. Aegon will receive EUR 2.2 billion in gross cash proceeds, and a 29.99% strategic stake in a.s.r., with associated governance rights. On January 17, 2023, Aegon N.V.’s Extraordinary Meeting of Shareholders (EGM) has approved the decision. Furthermore, the works council of Aegon has rendered a positive advice in relation to the proposed transaction. The transaction is subject to customary conditions, including regulatory and antitrust approvals, and is expected to close in the second half of 2023. As at December 31, 2022, the assets and liabilities of Aegon the Netherlands are classified as held for sale and discontinued operations, please refer to note 51 Discontinued operations for more information.
On October 14, 2022, Aegon completed the divestment of its 50% stake in the Spanish insurance joint venture with Liberbank to Unicaja Banco. As announced on May 23, 2022, the sale follows the change of control in Liberbank after its merger with Unicaja Banco in 2021. The net proceeds of the transaction amount to EUR 176 million. Aegon Spain intends to upstream the net proceeds to the Group. The book gain on the transaction is EUR 87 million and is recorded in Aegon’s 2022 results.
On March 23, 2022, and on April 21, 2022, Aegon completed the divestment of its Hungarian and Turkish businesses to Vienna Insurance Group AG Wiener Versicherung Gruppe (VIG). At December 31, 2021, the total assets of the Hungarian and Turkish businesses were EUR 1.4 billion, mainly including investments, and the total liabilities were EUR 1.2 billion, mainly including insurance contracts. The gross proceeds of the transactions amount to EUR 700 million, of which EUR 96 million is cash on hand at the Hungarian and Turkish businesses and dividends. As a result of the transactions, the Group Solvency

282 | Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 49

II ratio improved by approximately 7 percentage points. The book gain amounted to EUR 288 million, which includes a loss of EUR 177 million related to the recycling of the foreign currency translation reserve and revaluation reserve though the income statement. As a result of this transaction, IFRS equity has increased by EUR 465 million. The completion of this sale is part of the full closing of the sale of Aegon’s insurance, pension, and asset management businesses in Central and Eastern Europe to VIG for EUR 830 million, as announced in November 2020. The sale of Aegon Poland and Aegon Romania is subject to regulatory approval and expected to close in the first half of 2023.
2021
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
2020
On January 29, 2020, Aegon completed the sale of its 50% stake in the variable annuity joint ventures in Japan. The sale was announced on May 17, 2019. The total cash proceeds are EUR 153 million (JPY 18.75 billion). The divestment had no material impact on Aegon’s capital position and led to an IFRS gain of EUR 53 million. This divestment had no material impact on operating result going forward.
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
Americas
◆	Transamerica Corporation, Wilmington, Delaware (United States)
◆	Transamerica Casualty Insurance Company, Cedar Rapids, Iowa (United States)
◆	Transamerica Financial Life Insurance Company, Harrison, New York (United States)
◆	Transamerica Life Insurance Company, Cedar Rapids, Iowa (United States)
The Netherlands (classified as disposal group)
◆	Aegon Bank N.V., The Hague
◆	Aegon Cappital B.V., Groningen
◆	Aegon Hypotheken B.V., The Hague
◆	Aegon Levensverzekering N.V., The Hague
◆	Aegon Schadeverzekering N.V., The Hague
◆	Aegon Spaarkas N.V., The Hague
◆	Nedasco B.V., Amersfoort
◆	Robidus Groep B.V., Zaandam
◆	TKP Pensioen B.V., Groningen
United Kingdom
◆	Aegon Investment Solutions Ltd., Edinburgh
◆	Aegon Investments Ltd., London
◆	Scottish Equitable plc, Edinburgh
◆	Cofunds Limited, London
International
◆	Aegon Towarzystwo Ubezpieczeń na Życie Spółka Akcyjna, Warsaw (Aegon Poland Life)
◆	Aegon Powszechne Towarzystwo Emerytaine Spólka Akcyjna, Warsaw (Aegon Poland Pension Fund Management Co.)
◆	Aegon Pensii Societate de Administrare a Fondurilor de Pensii Private S.A., Cluj (Aegon Romania Pension Administrator Co.)
◆	Aegon España S.A.U. de Seguros y Reaseguros, Madrid (Spain)
◆	Transamerica Life (Bermuda) Ltd., Hamilton (Bermuda)

Aegon Annual Report on Form 20-F 2022 | 283

About Aegon	Governance and risk management	Financial information	Non-financial information

Asset Management
◆	Aegon USA Investment Management, LLC, Cedar Rapids (United States)
◆	Aegon USA Realty Advisors, LLC, Des Moines (United States)
◆	Aegon Asset Management Holding B.V., The Hague (The Netherlands)
◆	Aegon Investment Management B.V, The Hague (The Netherlands)
◆	Aegon Asset Management UK plc, Edinburgh (United Kingdom)
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
The Netherlands (classified as disposal group)
◆	AMVEST Vastgoed, Utrecht (50%)
◆	AMVEST Living & Care Fund, Utrecht (50%)
◆	AMVEST Development Fund, Amsterdam (50%)
International
◆	Santander Generales Seguros y Reaseguros, S.A., Madrid (Spain) (51%)
◆	Santander Vida Seguros y Reaseguros, S.A., Madrid (Spain) (51%)
◆	Aegon Santander Portugal Não Vida – Companhia de Seguros S.A., Lisbon (Portugal) (51%)
◆	Aegon Santander Portugal Vida – Companhia de Seguros de Vida S.A., Lisbon (Portugal) (51%)
◆	Aegon THTF Life Insurance Co., Ltd., Shanghai (China) (50%)
◆	Mongeral Aegon, Seguros e Previdencia S.A., Rio de Janeiro (Brazil) (54.9%, voting rights 50%)
◆	Sicoob Seguradode de Vida e Previdência S.A., Rio de Janeiro (Brazil) (28%)
Asset Management
◆	Aegon Industrial Fund Management Co., Ltd, Shanghai ( China ) ( 49%)
Refer to note 25 Investments in joint ventures and associates for further details on these investments.
Investments in associates
The principal investments in associates are listed by geographical segment. The voting powers in these associates is equal to the shareholdings, unless stated otherwise.
The Netherlands (classified as disposal group)
◆	AMVEST Residential Core Fund, Amsterdam (29%)
◆	N.V. Levensverzekeringmaatschappij ‘De Hoop’, The Hague (33%)
◆	OB Capital Cooperatief U.A., Amsterdam (95%)
International
◆	Aegon Life Insurance Co. ltd (India) (49%; Aegon does not have joint control of the company)
Asset Management
◆	La Banque Postale Asset Management, Paris (France) (25%)
Refer to note 25 Investments in joint ventures and associates for further details on these investments.

284 | Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 50

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
On December 15, 2022, Aegon repurchased 43,817,400 common shares B from Vereniging Aegon for the amount of EUR 5,113,578.21 based on 1/40th of the Value Weight Average Price of the common shares of the five trading days preceding this transaction. The repurchase of common shares B was executed to bring the aggregate holding of voting shares by Vereniging Aegon in Aegon more in line with its special cause voting rights of 32.6% following the completion of the Share Buy Back Programs, initiated by Aegon in April 2022 following the completion of the sale of the Hungarian business and initiated in July and October 2022 to neutralize the dilutive effect of the distribution of the final dividend 2021 and the interim dividend 2022 in stock.
On November 21, 2022, the members of Vereniging Aegon voted to instruct the board of Vereniging Aegon, subject to the board’s fiduciary duties, to vote all of Vereniging Aegon’s common shares and common shares B (based on one vote per 40 common shares B) at Aegon N.V.’s next extraordinary general meeting in favor of Aegon N.V. selling its business operations in the Netherlands to ASR Nederland N.V. for cash consideration and a 29.99% share interest in ASR Nederland N.V (the “Transaction”). Following such vote of the members of Vereniging Aegon, the board of Vereniging Aegon is obligated, pursuant to the terms of a voting undertaking agreement, dated October 27, 2022, between Aegon N.V. and Vereniging Aegon, and subject to the board’s fiduciary duties, to vote all of such shares in favor of the Transaction.
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
On December 11, 2020 Aegon N.V. repurchased 2,955,600 common shares B from Vereniging Aegon for the amount of EUR 228,911.22 based on 1/40th of the Value Weighted Average Price of the common shares of the five trading days preceding this transaction. The repurchase of common shares B was executed to align the aggregate shareholding of Vereniging Aegon in Aegon N.V. with its special cause voting rights of 32.6%.
On May 15, 2020, Vereniging Aegon exercised its options rights to purchase in aggregate 2,154,000 common shares B at fair value of a common share B (being 1/40th of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused the issuance of shares on May 15, 2020, in connection with the Long Term Incentive Plans for senior management.

Aegon Annual Report on Form 20-F 2022 | 285

About Aegon	Governance and risk management	Financial information	Non-financial information

Remuneration of members of the Supervisory Board, Executive Board and Key Management
The following table includes the expenses for remuneration, with amounts reflective of time spent on the Board.
Remuneration expenses

	2022	2021	2020

Supervisory Board 1)	1.3	0.9	0.8

Executive Board	5.2	4.9	5.9

Key Management	27.7	27.5	24.8

In fixed compensation	16.0	16.8	14.2

In cash based variable compensation	4.0	3.6	3.3

In share based variable compensation	3.5	3.2	2.9

In pension contributions	3.0	2.8	3.2

In other benefits	1.2	1.1	1.2

1
Based on a Decree of the Dutch State Secretary of Finance which came into force as from May 7, 2021, the Supervisory Board fees were not subject to Dutch VAT anymore, retroactively as from June 13, 2019. Therefore, Aegon has not paid Dutch VAT anymore on the fees of the Supervisory Board Members as from Q2 2021. Additionally, Aegon reclaimed VAT for the period Q1 2020 - Q1 2021, except for its Supervisory Board members based in the Netherlands for practical reasons.

Fixed compensation of Key Management included severance payments in 2021 of EUR 2.2 million. Key Management consisted of all members of the Supervisory Board, Executive Board and Management Board (see the chapter Composition of the Boards for more details).
Additional information on the remuneration and share-based compensation of members of the Executive Board and the remuneration of the Supervisory Board is disclosed in the Remuneration report.
Interests in Aegon N.V. held by active members of the Executive Board
Shares held in Aegon at December 31, 2022 by Mr. Friese amount to 72,081 (2021: 56,554) and by Mr. Rider to 120,962 (2021: 103,699). The shares held in Aegon mentioned above do not exceed 1% of total outstanding share capital at the reporting date. At the reporting date no loans with Aegon or outstanding balances such as guarantees or advanced payments exist for either Mr. Friese or Mr. Rider.
Common shares held by Supervisory Board members

Shares held in Aegon at December 31	2022	2021

Ben J. Noteboom	23,500	23,500

Dona D. Young	13,260	13,260

Total	36,760	36,760
Shares held by Supervisory Board members are only disclosed for the period for which they have been part of the Supervisory Board. At the reporting date no loans with Aegon or outstanding balances such as guarantees or advanced payments exist for the members of the Supervisory Board.
51 Discontinued operations
On October 27, 2022, Aegon announced it has reached an agreement with a.s.r. to combine its Dutch pension, life and non-life
insurance, banking, and mortgage origination activities with ASR Nederland N.V. (‘a.s.r’). Aegon will receive EUR 2.2 billion in gross cash proceeds, and a 29.99% strategic stake in a.s.r., with associated governance rights. On January 17, 2023, the Extraordinary General Meeting of shareholders (“EGM”) of Aegon N.V. has approved the proposed transaction. Furthermore, the works council of Aegon has rendered a positive advice in relation to the proposed transaction. The transaction is subject to customary conditions, including regulatory and antitrust approvals, and is expected to close in the second half of 2023.
Per December 31, 2022 Aegon the Netherlands has been reported as held for sale and discontinued operations. This note includes the disclosures related to Aegon the Netherlands qualified as held for sale and discontinued operations.

286 | Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 51

Income statement of discontinued operations

Amounts in EUR millions	2022	2021	2020
Discontinued operations

Premium income	1,569	1,713	1,994

Investment income	1,725	2,074	2,062

Fee and commission income	346	331	283

Other revenues	-	-	-

Total revenues	3,640	4,118	4,339

Income from reinsurance ceded	38	26	(100)

Results from financial transactions	(9,231)	(444)	3,435

Other income	23	27	6

Total income	(5,529)	3,727	7,679

Premiums paid to reinsurers	112	99	63

Policyholder claims and benefits	(8,824)	1,755	6,140

Profit sharing and rebates	4	7	-

Commissions and expenses	739	698	730

Impairment charges / (reversals)	(0)	(2)	107

Interest charges and related fees	85	89	99

Other charges	10	3	46

Total charges	(7,874)	2,649	7,185

Result from discontinued operations before share in profit / (loss) of joint ventures, associates and tax	2,344	1,078	494

Share in profit / (loss) of joint ventures	37	33	19

Share in profit / (loss) of associates	15	127	80

Result before tax from discontinued operations	2,396	1,238	593

Income tax (expense) / benefit	(1,000)	(276)	(107)

Result after tax from discontinued operations	1,396	960	487

Impairment loss on remeasurement of the disposal group	(1,775)	-	-

Net result from discontinued operations after remeasurement	(379)	960	487
Statement of comprehensive income of discontinued operations

Amounts in EUR millions	2022	2021	2020

Net result from discontinued operations	(379)	960	487

Items that will not be reclassified to profit or loss:

Changes in revaluation reserve real estate held for own use	-	1	-

Remeasurements of defined benefit plans	948	156	(285)

Income tax relating to items that will not be reclassified	(245)	(24)	126

Items that may be reclassified subsequently to profit or loss:

Gains / (losses) on revaluation of available-for-sale investments	(2,110)	155	21

(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	185	(114)	(13)

Equity movements of joint ventures	-	-	-

Equity movements of associates	2	(1)	2

Income tax relating to items that may be reclassified	497	(18)	(27)

Other	-	1	-

Total other comprehensive income / (loss) from discontinued operations	(723)	156	(176)

Total comprehensive income / (loss) from discontinued operations	(1,102)	1,117	310

Aegon Annual Report on Form 20-F 2022 | 287

About Aegon	Governance and risk management	Financial information	Non-financial information

Impairment loss
Upon classification as held for sale, the carrying amount of Aegon the Netherlands is compared to the fair value less cost to sell, which is estimated by reference to the fair value of the consideration to which Aegon N.V. is entitled under the terms and conditions of the sales agreement. The fair value less cost to sell is lower than the carrying value and this impairment loss is recognized through a reduction of the carrying value of Aegon the Netherlands. The table below shows the calculated impairment loss.
The impairment loss is recalculated at each reporting date until closing date of the transaction, as both the fair value of the consideration to be received and the carrying value of Aegon the Netherlands are subject to change. The consideration to be received includes a 29.99% stake in a.s.r. and is therefore contingent on the development of the a.s.r. share price. The carrying amount of Aegon the Netherlands will continue to be updated for assets and liabilities which are not included in the measurement scope of IFRS 5. Furthermore, Aegon the Netherlands’s carrying amount will be impacted by the adoption of IFRS 9 “Financial instruments” and IFRS 17 “Insurance contracts” per January 1, 2023. As a consequence, the cumulative impairment loss that is recognized at the final disposal date will differ from the estimate calculated below.
The impairment loss takes into account contingent payables and receivables between Aegon N.V. and Aegon the Netherlands that will be recognized prior to the closing date. These are included in the carrying amount of Aegon the Netherlands.

Amounts in EUR millions	2022
Net cash receivable after costs to sell	2,175

Fair value of 29.99% share in a.s.r. 1)	2,700

Fair value less costs to sell	4,875

Carrying amount of Aegon the Netherlands 2)	7,591

Fair value less costs to sell minus carrying amount	(2,716)

Assets in scope for impairment per December 31, 2022	1,775

Impairment loss recognized in 2022	1,775

Impairment to be recognized upon the completion of the sale	941

1	Based on the closing price of a.s.r.’s shares on December 31, 2022
2	The carrying amount of Aegon the Netherlands includes contingent payables and receivables between Aegon NV and Aegon NL that will be recognized prior to the closing date
Cashflow from discontinued operations
The table below shows details on cashflow from discontinued operations.

Amounts in EUR millions	2022	2021	2020

Net cash inflow (outflow) from operating activities	4,646	(167)	(5,614)

Net cash inflow (outflow) from investing activities	(4)	31	(23)

Net cash inflow (outflow) from financing activities	(3,275)	(1,835)	1,700

Net cash inflow (outflow) from discontinued operations	1,367	(1,972)	(3,937)

288 | Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 51

Held for sale assets and liabilities
The below table shows the assets held for sale and liabilities held for sale as at December 31, 2022.

Amounts in EUR millions	2022

Assets

Cash and cash equivalents	5,085

Investments	55,496

Investments for account of policyholders	19,097

Derivatives	8,394

Investments in joint ventures	-

Investments in associates	-

Reinsurance assets	79

Defined benefit assets	-

Deferred tax assets	-

Deferred expenses	212

Other assets and receivables	1,388

Intangible assets	-

Total assets held for sale	89,752

Liabilities

Insurance contracts	31,480

Insurance contracts for account of policyholders	19,577

Investment contracts	12,179

Investment contracts for account of policyholders	1,396

Derivatives	9,239

Borrowings	5,227

Provisions	52

Defined benefit liabilities	2,462

Deferred gains	-

Deferred tax liabilities	845

Other liabilities	1,665

Accruals	218

Total liabilities held for sale	84,339
Shareholders’ equity
Included in Group equity is cumulative other comprehensive income of EUR
-1,286 million
relating to assets and liabilities held for sale as at December 31, 2022.
Assets and liabilities held for sale
The details as per December 31, 2022, on assets and liabilities held for sale are disclosed below. Comparatives related to assets and liabilities held for sale in the consolidated statement of financial position of Aegon N.V. are not represented, in line with IFRS 5 requirements. The comparative amounts and additional qualitative information are included in the corresponding notes of this Annual Report.
Temporary exemption from applying IFRS 9 Financial Instruments
By qualifying for and electing the temporary exemption for IFRS 9, the IFRS 4 amendment requires certain additional disclosures; specifically, Aegon the Netherlands is required to disclose information to enable users of financial statements to compare insurers applying the temporary exemption with entities applying IFRS 9. This information is presented below:
Fair value changes
The table below presents an overview of the fair value of the classes of financial assets as of December 31, 2022, as well as the change in fair value during the reporting period. The asset classes are divided into two categories:
◆
SPPI: assets of which cash flows represent solely payments of principal and interest (SPPI) on an outstanding principal amount, excluding any financial assets that meet the definition of held for trading in IFRS 9, or that are managed and whose performance is evaluated on a fair value basis; and

◆	Other: all financial assets other than those specified in SPPI:

Aegon Annual Report on Form 20-F 2022 | 289

About Aegon	Governance and risk management	Financial information	Non-financial information

◆	with contractual terms that do not give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding;
◆	that meet the definition of held for trading in IFRS 9; or
◆	that are managed and whose performance are evaluated on a fair value basis.

		2022

Financial assets at fair value		Fair value at the end of the reporting period	Change in fair value during the reporting period

Shares 1)	SPPI	-	-

	Other	119	(7)

Debt securities	SPPI	14,106	(4,098)

	Other	1,413	(166)

Mortgage loans	SPPI	28,477	(5,163)

	Other	-	-

Private loans	SPPI	3,931	(1,081)

	Other	38	-

Other financial assets	SPPI	-	-

	Other	1,368	145

At December 31		49,452	(10,370)

1	The SPPI-compliant shares include preferred equity instruments.
Cash and cash equivalents, deposits with financial institutions, and receivables all pass the SPPI test and are held at amortized cost, whereby the amortized cost is assumed to approximate fair value due to the short-term nature of the assets.
Credit Risk
The table below details the credit risk rating grades for Aegon the Netherlands, as of December 31, 2022, for financial assets with cash flows that are SPPI, excluding any financial assets that meet the definition of held for trading in IFRS 9, or that are managed and whose performance is evaluated on a fair value basis. The table shows the carrying value of those financial assets applying IAS 39 (in the case of financial assets measured at amortized cost, before adjusting for any impairment allowances).

SPPI compliant financial assets at carrying value	AAA	AA	A	BBB	BB	B	CCC or lower	Not Rated	Total

2022

Debt securities – Carried at fair value	8,521	2,545	1,387	1,628	26	-	-	-	14,106

Mortgage loans – Carried at amortized cost	-	-	-	-	-	-	-	31,430	31,430

Private loans – Carried at amortized cost	2,622	253	195	1,025	3	-	-	349	4,447

At December 31	11,143	2,797	1,582	2,653	29	-	-	31,779	49,983
For assets that do not qualify for the low credit risk exemption (assets rated below BBB or not rated) and of which cash flows represent SPPI, excluding any financial assets that meet the definition of held for trading in IFRS 9, or that are managed and whose performance is evaluated on a fair value basis, the table below provides the credit risk exposure from the financial assets held by Aegon the Netherlands. Mortgage loans with no low credit risk are defined as being more than 90 days past due, in line with regulatory guidelines. The financial assets are categorized by asset class with a carrying amount and fair value measured in accordance with IAS 39 measurement requirements.

	2022

SPPI compliant financial assets rated BB or below	Carrying amount	Fair value

Debt securities – Carried at fair value	26	26

Mortgage loans – Carried at amortized cost	31,430	28,477

Private loans – Carried at amortized cost	352	337

At December 31	31,808	28,840

290 | Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 51

Financial risks
Credit risk
The table that follows shows Aegon the Netherlands’ maximum exposure to credit risk from investments in general account financial assets, as well as general account derivatives and reinsurance assets, collateral held and net exposure.

2022	Maximum exposure to credit risk	Cash	Securities	Letters of credit / guaran- tees	Real estate property	Master netting agree- ments	Other	Total collateral	Surplus collateral (or overcollater- alization)	Net exposure

Debt securities - carried at fair value	15,519	-	-	-	-	-	-	-	-	15,519

Mortgage loans - carried at amortized cost	31,430	2,590	-	22	60,991	-	-	63,603	32,263	90

Private loans - carried at amortized cost	4,484	-	-	-	-	-	-	-	-	4,484

Other loans - carried at amortized cost	3	-	-	-	-	-	-	-	-	3

Other financial assets - carried at fair value	76	-	-	-	-	-	-	-	-	76

Derivatives	8,394	-	-	-	-	8,394	-	8,394	-	(0)

Reinsurance assets	79	-	-	-	-	-	-	-	-	79

At December 31	59,985	2,590	-	22	60,991	8,394	-	71,997	32,263	20,252
Credit rating
The ratings distribution of general account portfolios of Aegon the Netherlands, excluding reinsurance assets, are presented in the table that follows, organized by rating category and split by assets that are valued at fair value and assets that are valued at amortized cost. Aegon the Netherlands uses a composite rating based on a combination of the external ratings of S&P, Moody’s and internal ratings. The rating used is the lower of the external rating and the internal rating.

	The Netherlands

Credit rating general account investments, excluding reinsurance assets 2022	Amortized cost	Fair value

AAA	2,623	8,643

AA	253	9,425

A	233	3,411

BBB	1,025	2,327

BB	3	119

B	-	33

CCC or lower	-	1

Assets not rated	31,552	1,450

Total	35,688	25,409

Past due and / or impaired assets	229	17

At December 31, 2022	35,917	25,426
The following table shows the credit quality of the gross positions in the statement of financial position for general account reinsurance assets specifically:

Carrying value

AAA	-

AA	22

A	55

Below A	-

Not rated	1

At December 31, 2022	79

Aegon Annual Report on Form 20-F 2022 | 291

About Aegon	Governance and risk management	Financial information	Non-financial information

Credit risk concentration
The tables that follow present specific credit risk concentration information for general account financial assets.

Credit risk concentrations – debt securities and money market investments 2022	The Netherlands	Of which past due and / or impaired assets

Residential mortgage-backed securities (RMBSs)	65	-

Commercial mortgage-backed securities (CMBSs)	2	-

Asset-backed securities (ABSs) - CDOs backed by ABS, Corp. bonds, Bank loans	2,714	-

Financial - Banking	1,306	-

Financial - Other	569	-

Capital goods and other industry	276	-

Communications & Technology	715	-

Consumer cyclical	373	-

Consumer non-cyclical	710	-

Energy	26	-

Transportation	424	-

Utility	232	-

Government bonds	8,106	-

At December 31, 2022	15,519	-

Credit risk concentrations – Government bonds per country of risk 2022	The Netherlands

Netherlands	2,671

United Kingdom	3

Austria	347

Belgium	675

Finland	38

France	1,226

Germany	2,412

Indonesia	33

Luxembourg	448

Rest of Europe	70

Rest of world	184

At December 31, 2022	8,106

Credit risk concentrations – Credit rating 2022 1)	Government bonds	Corporate bonds	RMBSs CMBSs ABSs	Other	Total

AAA	5,900	157	2,520	-	8,577

AA	1,907	634	228	-	2,769

A	80	1,688	12	-	1,780

BBB	194	2,087	22	-	2,302

BB	26	64	-	-	90

B	-	-	-	-	-

CCC or lower	-	1	-	-	1

At December 31, 2022	8,106	4,631	2,782	-	15,519
1
CNLP Ratings are used and are the lower of the Barclay’s Rating and the Internal Rating with the Barclay’s rating being a blended rating of S&P, Fitch, and Moody’s.

Credit risk concentrations – mortgage loans 2022	The Netherlands	Of which past due and / or impaired assets

Retail	6	-

Other commercial	19	1

Residential	31,404	154

At December 31, 2022	31,430	155
There are no individual issuers rated below investment grade in the RMBS sector, CMBS sector and ABS sector which have unrealized loss position greater than EUR 25 million.

292 | Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 51

The fair value of Aegon the Netherlands mortgage loan portfolio as per December 31, 2022, amounted to EUR 28,477 million (2021: EUR 34,198 million). The
Loan-to-Value
amounted to approximately 50% (2021: 56%). The mortgage portfolio is government guaranteed for 39% (2021: 42%). Of the portfolio, 0.1% (2021: 0.1%) is in delinquency (defined as 60 days in arrears). Impairments in 2022 amounted to a net recovery of EUR 1 million (2021: EUR 1 million). During the last ten years defaults of the portfolio have been 5 basis points on average.
Unconsolidated structured entities
For RMBSs, CMBSs and ABSs in which Aegon the Netherlands has an interest at reporting date, the following table presents total income received from those interests. The Investments column reflects the carrying values recognized in the statement of financial position of Aegon the Netherlands interests in RMBSs, CMBSs and ABSs.

	Total income for the year ended December 31, 2022			December 31, 2022

2022	Interest income	Total gains and losses on sale of assets	Total	Investments

Residential mortgage-backed securities	-	-	1	65

Commercial mortgage-backed securities	-	-	-	2

Asset-backed securities	7	(1)	7	2,714

Total	8	(0)	8	2,782
Additional information on credit risk, unrealized losses and impairments
Debt instruments
The amortized cost and fair value of debt securities, money market investments and other, included in Aegon the Netherlands available-for-sale
(AFS) portfolios, are as follows as of December 31, 2022:

2022	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses

Debt securities, money market instruments and other

Dutch government	2,728	15	(72)	2,671	281	2,390

Other government	5,297	172	(244)	5,226	1,867	3,359

Mortgage-backed securities	69	-	(2)	68	9	59

Asset-backed securities	2,816	1	(102)	2,714	5	2,710

Corporate	4,100	3	(673)	3,430	60	3,370

Other	13	-	-	13	13	-

Total	15,023	191	(1,092)	14,122	2,234	11,888

Aegon Annual Report on Form 20-F 2022 | 293

About Aegon	Governance and risk management	Financial information	Non-financial information

Unrealized bond losses by sector
The composition by industry category of Aegon the Netherlands available-for-sale
(AFS) debt securities, money market investments and other in an unrealized loss position at December 31, 2022, is presented in the following table:

	December 31, 2022

Unrealized losses - debt securities, money market investments and other	Carrying value of instruments with unrealized losses	Unrealized losses

Residential mortgage-backed securities (RMBSs)	57	(2)

Commercial mortgage-backed securities (CMBSs)	2	-

Asset-backed securities (ABSs) - CDOs backed by ABS, Corp. bonds, Bank loans	2,710	(102)

Financial Industry - Banking	757	(126)

Financial Industry - Insurance	83	(14)

Financial Industry - Other	227	(80)

Industrial	2,183	(425)

Utility	122	(27)

Government	5,749	(316)

Total	11,888	(1,092)
Past due and impaired assets
The tables that follow provide information on past due and individually impaired financial assets for Aegon the Netherlands.

		2022

Past due but not impaired assets	0-6 months	6-12 months	> 1 year	Total

Mortgage loans	145	3	1	149

Other loans	7	4	61	73

At December 31	152	7	62	222

Impaired financial assets	Carrying amount 2022

Shares	17

Mortgage loans	6

Other loans	2

At December 31	24
Equity market risk and other investments risk

Equity, real estate and non-fixed income exposure	The Netherlands

Equity funds	34

Investments in real estate	2,545

Other alternative investments	349

Other financial assets	1,105

At December 31, 2022	4,032

Market risk concentrations – shares	The Netherlands	Of which impaired assets

Financials	4	-

Funds	1,406	17

At December 31, 2022	1,411	17

294 | Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 51

Risks and risks management arising from financial instruments subject to interest rate benchmark reform
The table below summarize the exposures of
non-derivative
financial assets and
non-derivative
liabilities of Aegon the Netherlands that yet have to transition to alternative benchmark rates.

	2022
Non derivative financial instruments to transition to alternative benchmark	Financial assets non-derivatives	Financial liabilities non-derivatives

By benchmark rate

Euribor	3,517	-

Total	3,517	-

	2022	2021
Derivative financial instruments to transition to alternative benchmark	Nominal Value	Nominal Value

By benchmark rate

GBP LIBOR	-	-

USD LIBOR	963	-

EUR LIBOR	-	-

Euribor	119,638	112,599

Fed Funds	-	-

EONIA	-	-

Total	120,601	112,599
Liquidity risk

Maturity analysis – gross undiscounted contractual cash flows (for non-derivatives)	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount

2022

Borrowings	-	1,574	3,321	14	503	5,412

Other financial liabilities	455	800	129	112	170	1,665

Total financial liabilities (excluding investment/insurance contracts)	455	2,375	3,450	126	673	7,078

Investment contracts 1)	9,167	617	1,448	731	552	12,517

Investment contracts for account of policyholders 1)	1,396	-	-	-	-	1,396

Total investment contracts	10,564	617	1,448	731	552	13,913

1	Excluding investment contracts with discretionary participating features.
The maturity analysis below shows the remaining contractual maturities of each category of financial liabilities (including coupon interest) of Aegon the Netherlands.
To manage the liquidity risk arising from financial liabilities, Aegon the Netherlands holds liquid assets comprising cash and cash equivalents and investment grade investment securities for which there is an active and liquid market. These assets can be readily sold to meet liquidity requirements. For this reason, Aegon the Netherlands believes that it is not necessary to disclose a maturity analysis in respect of these assets to enable users to evaluate the nature and extent of liquidity risk.

Financial liabilities relating to insurance and investment contracts 1)	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount

2022

Insurance contracts	-	1,819	6,330	7,411	30,422	45,982

Insurance contracts for account of policyholders	-	1,227	4,598	5,791	16,253	27,870

Investment contracts	-	7,476	3,410	1,172	552	12,610

Investment contracts for account of policyholders	-	1,396	-	-	-	1,396

Total	-	11,919	14,339	14,373	47,227	87,858

1
The liability amount in the table reflects the discounting for interest as well as adjustments for the timing of other factors as described above. As a result, the sum of the cash benefit payments shown for all years in the table exceeds the corresponding liability amounts included in Insurance contracts and Investments contracts.

Aegon Annual Report on Form 20-F 2022 | 295

About Aegon	Governance and risk management	Financial information	Non-financial information

The following table details Aegon the Netherlands liquidity analysis for its derivative financial instruments, based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis, and the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

Maturity analysis relating to derivatives 1) (Contractual cash flows)	On demand	< 1 yr amount	1 < 5 yrs amount	5 < 10 yrs amount	> 10 yrs amount	Total amount

2022

Gross settled

Cash inflows	-	2,449	9,757	10,618	20,748	43,572

Cash outflows	-	(2,422)	(10,107)	(11,167)	(20,613)	(44,309)

Net settled

Cash inflows	-	-	-	-	-	-

Cash outflows	-	-	-	-	-	-

1
Derivatives includes all financial derivatives regardless whether they have a positive or a negative value. It does not include bifurcated embedded derivatives. These are presented together with the host contract. For interest rate derivatives only, cash flows related to the pay leg are taken into account for determining the gross undiscounted cash flows.

Income tax
The income tax of Aegon the Netherlands is calculated against the enacted applicable tax rate and includes a one-time
tax charge of EUR 454 million related to the anticipated settlement of a tax position in connection with the transaction with a.s.r.
Cash and cash equivalents
Cash and cash equivalents include cash and demand balances held at the Dutch Central Bank. The Dutch Central Bank requires Aegon Bank N.V. to place 1% of their deposits with agreed maturity or the savings accounts (without restrictions to withdraw their money) in an account with the Dutch Central Bank. These deposits are not freely available. This so-called
minimum reserve is renewed each maintenance period consisting of approximately six weeks. At year-end
2022, the interest of 2.5% is received on this minimum reserve (2021: No interest was paid on this minimum reserve). The year-end
minimum required balance on deposit by the Dutch Central Bank was EUR 82 million (2021: EUR 74 million, 2020: EUR 84 million).
Insurance contracts
At December 31, 2022, the liability adequacy test (LAT) of Aegon the Netherlands resulted in a net LAT deficit of EUR 171 million, compared to a net LAT deficit of EUR 2.243 million at December 31, 2021. The reduction of the net LAT deficit is recorded in the income statement. The improvement of the net LAT deficit is driven by market movements, mainly by increased interest rates and widening credit spreads. This was partly offset by unfavorable model and assumptions updates.
As a result of the current deficit, changes in the LAT of Aegon the Netherlands, triggered by up or down movements in interest rates and credit spreads, are directly recognized in the income statement. The net result is less sensitive to interest rate movements as the results from interest rate hedging are also recognized in net result. Furthermore, the impact from increasing interest rates or tightening credit spreads on result before tax is capped to the net LAT deficit position.
The estimated sensitivities including Aegon the Netherlands on shareholders’ equity and on net result, for up and down shocks for bond credit spreads, mortgage spreads and liquidity premium for general account insurance liabilities are disclosed in note
34 Insurance contracts.
Guarantees in insurance contracts
Aegon the Netherlands provides guarantees to its customers on expiry date for certain insurance contracts. In order to mitigate the risks related to the guarantees Aegon the Netherlands has setup a hedging program. Aegon the Netherlands does not use reinsurance in order to mitigate risks related to insurance contracts with a guarantee component
Minimum investment return guarantees in the Netherlands
The traditional life and pension products offered by Aegon in the Netherlands include various products that accumulate a cash value. Premiums are paid by customers at inception or over the term of the contract. The accumulation products pay benefits on the policy maturity date, subject to survival of the insured. In addition, most policies also pay death benefits if the insured dies during the term of the contract. The death benefits may be stipulated in the policy or depend on the gross premiums paid to date. Premiums and amounts insured are established at inception of the contract. The amount insured can be increased as a result of profit sharing, if provided for under the terms and conditions of the product. Minimum interest guarantees exist for all

296 | Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 51

generations of traditional accumulation products written. Older generations contain a 4% guarantee; in 1999 the guarantee decreased to 3% and in 2013 the guarantee decreased to 0%.
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
The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts, net of the present value of the expected future premiums that are received to cover these guarantees:

	2022	2021

	GMI 1), 2)	GMI 1), 2)

At January 1	6,429	7,973

Incurred guarantee benefits 3)	(3,471)	(1,544)

At December 31	2,958	6,429

Account value 4)	16,559	20,176

Net amount at risk 5)	3,133	6,794

1	Guaranteed minimum investment return in the Netherlands.
2	Balances are included in the insurance liabilities on the face of the statement of financial position; refer to note 34 Insurance contracts.
3	Incurred guarantee benefits mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and fair value movements during the reporting year.
4	Account value reflects the liability value of the insurance contracts as a whole.
5
The net amount at risk represents the sum of the differences between the guaranteed and actual amount that is credited to the policyholders. For Individual policies only positive differences are included, for Group pensions contracts carry forwards of negative differences are recognized.

Borrowings
Operational funding

	Coupon rate	Coupon date	Issue / Maturity	2022

Revolving Loan Facility Warehouse Mortgage Loans	Floating	Monthly	- / 23	260

Revolving Loan Facility Warehouse Mortgage Loans	Floating	Monthly	- / 24	250

Revolving Loan Facility Warehouse Mortgage Loans	Floating	Monthly	- / 25	271

EUR 875 million “SAECURE 16” RMBS Note 1)	Floating	Quarterly	2018 / 23	609

EUR 550 million “SAECURE 18” NHG RMBS Note 2)	Floating	Quarterly	2019 / 25	300

EUR 750 million “SAECURE 20” RMBS Note 3)	Floating	Quarterly	2021 / 27	542

EUR 500 million Conditional Pass-Through Covered Bond 4)	0.250%	Annual	2016 / 23	500

EUR 500 million Conditional Pass-Through Covered Bond 5)	0.375%	Annual	2017 / 24	499

EUR 500 million Conditional Pass-Through Covered Bond 6)	0.010%	Annual	2020 / 25	505

EUR 500 million Conditional Pass-Through Covered Bond 7)	0.750%	Annual	2017 / 27	493

EUR 500 million Conditional Pass-Through Covered Bond 8)	0.375%	Annual	2021 / 36	494

Aegon Bank Senior Non-Preferred debt	0.625%	Annual	2019 / 24	499

Other				5

At December 31				5,227

1
The first optional redemption date is October 30, 2023; the final legal maturity date is October 30, 2091. Notes are fully collateralized by mortgage loans which are part of Aegon’s general account investments.

2
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

4	The maturity date is May 25, 2023; the extended due for payment date is May 25, 2055.
5	The maturity date is November 21, 2024; the extended due for payment date is November 21, 2056.
6	The maturity date is November 16, 2025; the extended due for payment date is November 16, 2057.
7	The maturity date is June 27, 2027; the extended due for payment date is June 27, 2059.
8	The maturity date is June 9, 2036; the extended due for payment date is June 9, 2037.

Aegon Annual Report on Form 20-F 2022 | 297

About Aegon	Governance and risk management	Financial information	Non-financial information

Defined benefit plans
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
The contributions to the retirement benefit plan of Aegon the Netherlands are paid by both the employees and the employer, with the employer contribution being variable. Aegon the Netherlandsdeducts employee contributions from the total pension expenses. The benefits covered are retirement benefits, disability, death and survivor pension. The defined benefit plans were unfunded by EUR 2,421 million at December 31, 2022 (2021: EUR 3,409 million). The defined benefit plans are largely backed by investment, although these assets do not qualify as ‘plan assets’ as defined by IFRS. The average remaining duration of the defined benefits obligation is 14.3 years (2021: 20.9 years).
Aegon the Netherlands also has a post-retirement medical plan that contributes to the health care coverage of employees and beneficiaries after retirement. For this plan, Aegon the Netherlands has the responsibility to administer the plan in accordance with its terms, and decides on questions related to eligibility and determines plan provisions and benefit amounts. In addition, Aegon the Netherlands has the obligation to interpret the provisions of the plans, and to comply with any statutory reporting and disclosure requirements. Finally, Aegon the Netherlands reviews the terms of the plans and makes changes to the plans if and when appropriate. The liabilities related to these other post-employment benefit plans are fully unfunded and amount to EUR 41 million at December 31, 2022 (2021: EUR 57 million). The weighted average duration of the other post-employment benefit plans is 10.2 years (2021: 12.7 years).
The principal actuarial assumptions that apply for the year-ended December 31 are as follows:

Actuarial assumptions used to determine defined benefit obligations at year-end	2022	2021

Demographic actuarial assumptions

Mortality	NL mortality table 1)	NL mortality table 1)

Financial actuarial assumptions

Discount rate	3.61%	1.01%

Salary increase rate 2)	Curve 2022	Curve 2021

	Percentage is no	53.05% of
Indexation 2)	longer derived	Curve 2021

1	Based on prospective mortality table of the Dutch Actuarial Society with minor methodology adjustments.
2	Based on Dutch Consumer Price Index.

298 | Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 51

The principal actuarial assumptions have an effect on the amounts reported for the defined benefit obligation. A change as indicated in the table below in the principal actuarial assumptions of the retirement benefit plan would have the following effects per year-end:

	Estimated approximate effects on the defined benefit obligation

	2022	2021

Demographic actuarial assumptions

10% increase in mortality rates	(38)	(100)

10% decrease in mortality rates	41	112

Financial actuarial assumptions

100 basis points increase in discount rate	(221)	(622)

100 basis points decrease in discount rate	281	849

100 basis points increase in salary increase rate	-	-

25 basis points increase in indexation	n/a	187

25 basis points decrease in indexation	n/a	(170)
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
Fair value
Fair value hierarchy
The table below provides an analysis of assets and liabilities of Aegon the Netherlands recorded at fair value on a recurring basis by level of the fair value hierarchy:

	Level I	Level II	Level III	Total 2022

Assets carried at fair value

Available-for-sale investments

Shares	-	-	21	21

Debt securities	7,897	6,159	54	14,109

Other investments at fair value	-	13	-	13

	7,897	6,171	75	14,143

Fair value through profit or loss

Shares	32	-	1,357	1,390

Debt securities	87	1,279	44	1,410

Other investments at fair value	-	-	64	64

Investments for account of policyholders 1)	10,782	7,383	932	19,097

Derivatives	127	8,268	-	8,394

Investments in real estate	-	-	2,545	2,545

	11,029	16,930	4,942	32,900

Revalued amounts

Real estate held for own use	-	-	76	76

	-	-	76	76

Total assets at fair value	18,925	23,101	5,092	47,118

Liabilities carried at fair value

Investment contracts for account of policyholders 2)	-	1,291	105	1,396

Derivatives	3	8,482	754	9,239

Total liabilities at fair value 3)	3	9,773	859	10,635

1	The investments for account of policyholders included in the table above only include investments carried at fair value through profit or loss.
2	The investment contracts for account of policyholders included in the table above represents only those investment contracts carried at fair value.
3	Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.

Aegon Annual Report on Form 20-F 2022 | 299

About Aegon	Governance and risk management	Financial information	Non-financial information

Significant transfers between Level I, Level II and Level III
The table below shows transfers between Level I and Level II of Aegon the Netherlands for financial assets and financial liabilities recorded at fair value on a recurring basis.

	Total 2022

	Transfers Level I to Level II	Transfers Level II to Level I

Assets carried at fair value

Available-for-sale

Investments for account of policyholders	-	12

Total assets at fair value	-	12
Valuation techniques and significant unobservable inputs
The table below pres
e
nts information about the significant unobservable inputs used for recurring fair value measurements for certain Level III financial instruments of Aegon the Netherlands.

	Valuation technique 1)	Significant unobservable input 2)	December 31, 2022

Assets carried at fair value

Available-for-sale

Shares

	Net asset value	n.a.	-

	Other	n.a.	21
			21

Debt securities

	Broker quote	n.a.	54
			54
At December 31			75

Fair value through profit or loss
Shares	Other	n.a.	1,357

Debt securities	Other	n.a.	44
			1,401

Other investments at fair value

Investment funds	Net asset value	n.a.	-

Other	Other	n.a.	64
			64

Total assets at fair value 3)			1,540

Liabilities carried at fair value
Derivatives
Embedded derivatives in insurance contracts	Discounted cash flow	Own credit spread	754
Total liabilities at fair value			754

1	Other in the table above (column Valuation technique) includes investments for which the fair value is uncorroborated and no broker quote is received.
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

300 | Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 51

Effect of changes in significant unobservable assumptions to reasonably possible alternatives
The table below presents the impact on a fair value measurement of Aegon the Netherlands of a change in the own credit spread by 5 basis points included in the discount rate.

	December 31, 2022	Effect of reasonably possible alternative assumptions (+/-)

		Increase	Decrease

Financial liabilities carried at fair value

Embedded derivatives in insurance contracts	754	4	(4)
Fair value information about assets and liabilities not measured at fair value
The following table presents the carrying values and estimated fair values for Aegon the Netherlands of assets and liabilities, excluding assets and liabilities which are carried at fair value on a recurring basis.

	Carrying amount December 31, 2022	Estimated fair value hierarchy			Total estimated fair value December 31, 2022

		Level I	Level II	Level III

Assets

Mortgage loans - held at amortized cost	31,430	-	-	28,477	28,477

Private loans - held at amortized cost	4,484	-	-	3,966	3,966

Other loans - held at amortized cost	3	-	-	3	3

Liabilities

Borrowings - held at amortized cost	5,227	-	-	4,920	4,920

Investment contracts - held at amortized cost	12,179	-	-	11,826	11,826
Summary of total financial assets and financial liabilities at fair value through profit or loss
The table that follows summarizes the carrying amounts of financial assets and financial liabilities of Aegon the Netherlands that are classified as at fair value through profit or loss, with appropriate distinction between those financial assets and financial liabilities held for trading and those that, upon initial recognition, were designated as at fair value through profit or loss.

	2022

	Trading	Designated

Investments for general account	-	2,864

Investments for account of policyholders	-	19,097

Derivatives with positive values not designated as hedges	6,522	-

Total financial assets at fair value through profit or loss	6,522	21,960

Investment contracts for account of policyholders	-	1,396

Derivatives with negative values not designated as hedges	8,378	-

Total financial liabilities at fair value through profit or loss	8,378	1,396
Gains and losses on financial assets and financial liabilities classified at fair value through profit or loss
Gains and losses recognized in the income statement on financial assets and financial liabilities classified as at fair value through profit or loss can be summarized as follows:

	2022

	Trading	Designated

Net gains and (losses)	(6,495)	(4,031)

Aegon Annual Report on Form 20-F 2022 | 301

About Aegon	Governance and risk management	Financial information	Non-financial information

Commitments and contingencies
Investments contracted
In the normal course of business, Aegon the Netherlands has committed itself through purchase and sale transactions of investments, mostly to be executed in the course of 2022. The amounts represent the future outflow and inflow, respectively, of cash related to these investment transactions that are not reflected in the consolidated statement of financial position.

	2022

	Purchase	Sale

Real estate	341	4

Mortgage loans	1,094	37

Private loans	752	-

Other	209	-
In the Netherlands, mortgage customers can take on top of their mortgage a construction deposit for home improvements. Undrawn amounts of construction deposits are netted against the outstanding total mortgage loans. Per December 31, 2022 an amount of EUR 387 million (2021: EUR 319 million) of construction deposits is undrawn.

	< 1 year amounts	1 < 2 years amounts	2 < 3 years amounts	3 < 4 years amounts	4 < 5 years amounts	> 5 years amounts

2022

Operating lease rights	(2)	(2)	(1)	(1)	(1)	(2)

2022

Guarantees	12

Standby letters of credit	11

Share of contingent liabilities incurred in relation to interests in joint ventures	5
Transfers of financial assets
Transferred financial assets that have not been derecognized in their entirety
The following table reflects the carrying amount of financial assets of Aegon the Netherlands that have been transferred to another party in such a way that part or all of the transferred financial assets do not qualify for derecognition. Furthermore, it reflects the carrying amounts of the associated liabilities.

	2022

	Available-for-sale financial assets		Financial assets at fair value through profit or loss

	Shares	Debt securities	Debt securities	Investments for account of policyholders

Carrying amount of transferred assets	40	656	-	-

Carrying amount of associated liabilities	43	676	-	-
Assets accepted
The following tables present the fair value of the assets received by Aegon the Netherlands in relation to securities lending and reverse repurchase activities:

Securities lending	2022

Carrying amount of transferred financial assets	696

Fair value of cash collateral received	-

Fair value of non-cash collateral received	719

Net exposure	(23)

Non-cash collateral that can be sold or repledged in the absence of default	719

Non-cash collateral that has been sold or transferred	-

302 | Aegon Annual Report on Form 20-F 2022

Notes to the consolidated financial statements Note 51

Reverse repurchase agreements	2022

Cash paid for reverse repurchase agreements	220

Fair value of non-cash collateral received	220

Net exposure	-

Non-cash collateral that can be sold or repledged in the absence of default	220

Non-cash collateral that has been sold or transferred	-
As part of Aegon’s mortgage loan funding program in the Netherlands, EUR 5.0 billion (2021: EUR 5.1 billion) has been pledged as security for notes issued (refer to section on Borrowings in this note). The notes of SAECURE 17 and SAECURE 19 are held intercompany and are eliminated against the notes issued by the special purpose entity (SPE) in the consolidation process. Per December 31, 2022, as part of SAECURE 17, EUR 600 million has been posted as collateral with respect to the longevity reinsurance contract with Canada Life Reinsurance (2021: EUR 600 million) and EUR 295 million has been posted as collateral with respect to the longevity reinsurance contract with RGA. The notes from SAECURE 19 are European Central Bank eligible retained notes and therefore generated increased liquidity capacity.
Offsetting, enforceable master netting arrangements and similar agreements
The following table only includes financial positions of Aegon the Netherlands for which there is a recognized corresponding position that could be offset under a legally enforceable master netting arrangement or similar agreement. Aegon the netherlands also enters into collateralized (reverse) repo or security lending and borrowing transaction, for which the collateral is not recognized on the balance sheet. The table provides details relating to the effect, or potential effect, of netting arrangements, including rights to set-off,
associated with the entity’s recognized financial assets and recognized financial liabilities.

	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amounts not set off in the statements of financial position
Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements				Financial instruments	Cash collateral received (excluding surplus collateral)	Net amount

2022

Derivatives	8,394	-	8,394	8,394	-	-

At December 31	8,394	-	8,394	8,394	-	-

	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Related amounts not set off in the statements of financial position
Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements				Financial instruments	Cash collateral pledged (excluding surplus collateral)	Net amount

2022

Derivatives	8,485	—	8,485	8,419	66	-

At December 31	8,485	—	8,485	8,419	66	-

Aegon Annual Report on Form 20-F 2022 | 303

About Aegon	Governance and risk management	Financial information	Non-financial information

52 Events after the reporting period
On January 17, 2023, the Extraordinary General Meeting of shareholders (“EGM”) of Aegon N.V. approved the strategic decision to combine Aegon’s Dutch pension, life and non-life
insurance, banking and mortgage origination operations with a.s.r. For more information about this transaction, refer to note 51 Discontinued operations.
The Hague, the Netherlands, March
22
, 2023

Supervisory Board	Executive Board

William L. Connelly	Lard Friese

Mark A. Ellman	Matthew J. Rider

Karen Fawcett

Jack McGarry

Ben J. Noteboom

Caroline Ramsay

Thomas Wellauer

Corien M. Wortmann-Kool

Dona D. Young

304 | Aegon Annual Report on Form 20-F 2022

Financial statements of Aegon N.V.

Financial statements of Aegon N.V.

306	Income statement of Aegon N.V.

307	Statement of financial position of Aegon N.V.

Notes to the financial statements of Aegon N.V.

308	1	General information

308	2	Significant accounting policies

308	3	Investment income

308	4	Results from financial transactions

309	5	Commissions and expenses

309	6	Interest charges and related fees

309	7	Income tax

309	8	Shares in group companies

309	9	Loans to group companies

310	10	Non-current assets

310	11	Receivables

310	12	Other current assets

310	13	Share capital

312	14	Shareholders’ equity

315	15	Other equity instruments

316	16	Subordinated borrowings

316	17	Long-term borrowings

316	18	Current liabilities

317	19	Commitments and contingencies

317	20	Number of employees

317	21	Auditor’s remuneration

318	22	Events after the reporting period

318	23	Proposal for profit appropriation

Other information

319	Profit appropriation

320	Major shareholders

Other financial information

323	Schedule I

324	Schedule II

326	Schedule III

328	Schedule IV

329	Schedule V

330	Auditor’s report on the Annual Report on Form 20-F

Aegon Annual Report on Form 20-F 2022 | 305

About Aegon	Governance and risk management	Financial information	Non-financial information

Income statement of Aegon N.V.
For the year ended December 31

Amounts in EUR million	Note	2022	2021

Result

Investment Income	3	21	13

Total revenues		21	13

Results from financial transactions	4	(30)	3

Total result		(9)	16

Charges

Commissions and expenses	5	68	80

Interest charges and related fees	6	127	129

Total charges		196	210

Result before tax		(204)	(193)

Income Tax	7	47	54

Result after tax		(158)	(139)

Net result group companies	8	(1,275)	2,119

Net result		(1,433)	1,980

306 | Aegon Annual Report on Form 20-F 2022

Financial statements of Aegon N.V.

Statement of financial position of Aegon N.V.
As at December 31

Before profit appropriation, amounts in EUR million	Note	2022	2021

Non-current assets

Financial fixed assets

Shares in group companies	8	13,594	26,042

Loans to group companies	9	1,435	1,829

Other non-current assets	10	109	138

		15,138	28,009

Current assets

Receivables

Receivables from group companies	11	31	35

Other receivables	11	236	181

Other current assets	12	123	90

Accrued interest and rent		9	6

		398	312

Cash and cash equivalents

Cash and cash equivalents		1,619	1,204

Total assets		17,155	29,524

Shareholders’ equity

Share capital	13	319	321

Paid-in surplus	14	6,853	7,033

Revaluation account	14	(4,465)	6,453

Legal reserves – foreign currency translation reserve	14	1,008	258

Legal reserves in respect of group companies	14	2,439	2,316

Retained earnings, including treasury shares	14	8,916	7,652

Remeasurement of defined benefit plans of group companies	14	(1,565)	(2,199)

Net result	14	(1,433)	1,980

		12,071	23,813

Other equity instruments	15	1,943	2,363

Total equity		14,014	26,176

Non-current liabilities

Subordinated borrowings	16	1,442	1,396

Long-term borrowings	17	1,226	1,266

		2,669	2,662

Current liabilities	18

Loans from group companies		13	7

Payables to group companies		147	422

Other current liabilities		282	227

Accruals and deferred income		31	31

		472	686

Total liabilities		3,141	3,349

Total equity and liabilities		17,155	29,524

Aegon Annual Report on Form 20-F 2022 | 307

About Aegon	Governance and risk management	Financial information	Non-financial information

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
Aegon N.V. (or ‘the Company’) and its subsidiaries (‘Aegon’ or ‘the Group’) have life insurance and pensions operations and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limited extent banking operations. Aegon focuses on three core markets (the United States, the Netherlands, and the United Kingdom), three growth markets (Spain & Portugal, China, and Brazil) and one global asset manager. Furthermore, Aegon has activities in Asia and Southern and Eastern Europe. Headquarters are located in The Hague, the Netherlands. The Group employs around 19,000 people worldwide (2021: over 22,000).
2 Significant accounting policies
The financial statements have been prepared in accordance with accounting principles in the Netherlands as embodied in Part 9 of Book 2 of the Dutch Civil Code. In accordance with 2:362.8 of the Dutch Civil Code, the Company’s financial statements are prepared based on the accounting principles of recognition, measurement and determination of profit, as applied in the consolidated financial statements. These principles also include the classification and presentation of financial instruments, being equity instruments or financial liabilities.
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
3 Investment income

	2022	2021

Interest income from intercompany loans	14	12

Interest income from derivatives	7	1

Total	21	13
4 Results from financial transactions

	2022	2021

Net fair value change of derivatives	(30)	5

Net foreign currency gains and (losses)	-	(1)

Total	(30)	3
Net fair value change of derivatives mostly comprises of fair value changes on derivatives that are designated as economic hedges for which no hedge accounting is applied.

308 | Aegon Annual Report on Form 20-F 2022

Notes to the financial statements of Aegon N.V. Note 5

5 Commissions and expenses

	2022	2021

Employee expenses	82	84

Administration expenses	63	71

Cost sharing to group companies	(76)	(75)

Total	68	80
6 Interest charges and related fees

	2022	2021

Subordinated borrowings	72	68

Borrowings	52	54

Other	3	8

Total	127	129
7 Income tax

	2022	2021

Current Tax

Current Tax	47	54

Income tax for the period (result) / charge	47	54

Reconciliation between standard and effective tax

Result before tax	(204)	(193)

Tax on result at Dutch corporate result tax rate	53	48

Differences due to the effect of:

Tax rate changes	-	4

Change in uncertain tax positions	-	8

Non deductible expenses	(7)	(7)

Total	47	54
8 Shares in group companies

	2022	2021

At January 1	26,042	24,846

Capital contributions and acquisitions	36	65

Dividend received	(1,634)	(1,196)

Net result for the financial year	(1,275)	2,120

Revaluations	(9,575)	209

At December 31	13,594	26,042
For a list of names and locations of the most important group companies, refer to note 49 Group companies of the consolidated financial statements of the Group. The legally required list of participations as set forth in article 379 of Book 2 of the Dutch Civil Code has been registered with the Commercial Register of The Hague.
9 Loans to group companies

	2022	2021

At January 1	1,829	1,392

Additions / (repayments)	(502)	308

Other changes	109	128

At December 31	1,435	1,829

Current	932	639

Non-current	503	1,190

Aegon Annual Report on Form 20-F 2022 | 309

About Aegon	Governance and risk management	Financial information	Non-financial information

The other changes in Loans to group companies mainly relate to currency exchange rate fluctuations.
10 Non-current assets
Other non-current assets relates to deferred tax assets of EUR 109 million (2021: EUR 138 million).
11 Receivables
Receivables from group companies and other receivables have a maturity of less than one year.
Aegon N.V., together with certain of its subsidiaries, is part of a tax grouping for Dutch corporate income tax purposes. The members of the fiscal unity are jointly and severally liable for any taxes receivable or payable by the Dutch tax grouping.
Other receivables included an income tax receivable of EUR 189 million (2021: 157 million).
12 Other current assets
Other current assets include derivatives with positive fair values of EUR 118 million (2021: EUR 77 million).
13 Share capital

Issued and outstanding capital	2022	2021

Common shares	253	253

Common shares B	66	68

Total share capital	319	321

Common shares	2022	2021

Authorized share capital	720	720

Number of authorized shares (in million)	6,000	6,000

Par value in cents per share	12	12

Common shares B	2022	2021

Authorized share capital	360	360

Number of authorized shares (in million)	3,000	3,000

Par value in cents per share	12	12
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
The following table shows the movement during the year in the number of common shares and common shares B:

	Common shares		Common shares B

	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount

At January 1, 2021	2,098,114	252	571,795	69

Shares withdrawn	(2,466)	-	(2,956)	-

Dividend	10,665	1	-	-

At December 31, 2021	2,106,313	253	568,839	68

Shares withdrawn	(10,665)	(1)	(22,643)	(3)

Dividend	13,782	2	-	-

At December 31, 2022	2,109,430	253	546,196	66

310 | Aegon Annual Report on Form 20-F 2022

Notes to the financial statements of Aegon N.V. Note 13

The following table shows the weighted average number of common shares and common shares B:

	Weighted average number of common shares (thousands)	Weighted average number of common shares B (thousands)

2021	2,101,231	570,629

2022	2,107,315	559,906
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
Board remuneration
Detailed information on remuneration of active and retired members of the Executive Board including their share plans, remuneration of active and retired members of the Supervisory Board along with information about shares held in Aegon by the members of the Boards is included in note 50 Related party transactions to the consolidated financial statements of the Group and in the remuneration report on page 57.

Aegon Annual Report on Form 20-F 2022 | 311

About Aegon	Governance and risk management	Financial information	Non-financial information

14 Shareholders’ equity

At January 1, 2022	321	7,033	6,453	258	2,316	7,924	(2,199)	(273)	1,980	23,813

Net result 2021 retained	-	-	-	-	-	1,980	-	-	(1,980)	-

Net result 2022	-	-	-	-	-	-	-	-	(1,433)	(1,433)

Total net result	-	-	-	-	-	1,980	-	-	(3,413)	(1,433)

Foreign currency translation differences and movement in foreign investment hedging reserves	-	-	-	750	-	-	(20)	-	-	730

Changes in revaluation in subsidiaries	-	-	(10,901)	-	-	-	-	-	-	(10,901)

Changes in revaluation reserve real estate held for own use	-	-	(17)	-	-	16	-	-	-	(1)

Remeasurement of defined benefit plans of group companies	-	-	-	-	-	-	655	-	-	655

Changes and transfer to legal reserve	-	-	-	-	123	(201)	-	-	-	(78)

Other	-	-	-	-	-	38	-	-	-	38

Other comprehensive income / (loss)	-	-	(10,918)	750	123	(146)	635	-	-	(9,557)

Shares issued	2	-	-	-	-	-	-	-	-	2

Shares withdrawn	(4)	-	-	-	-	-	-	-	-	(4)

Dividends paid on common shares	-	(180)	-	-	-	(167)	-	-	-	(346)

Issuance and purchase of treasury shares	-	-	-	-	-	9	-	(402)	-	(393)

Redemption other equity instruments	-	-	-	-	-	32	-	-	-	32

Coupons on perpetual securities	-	-	-	-	-	(36)	-	-	-	(36)

Incentive plans	-	-	-	-	-	(5)	-	-	-	(5)

At December 31, 2022	319	6,853	(4,465)	1,008	2,439	9,591	(1,565)	(675)	(1,433)	12,071

312 | Aegon Annual Report on Form 20-F 2022

Notes to the financial statements of Aegon N.V. Note 14

At January 1, 2021	320	7,160	7,491	(601)	1,710	8,798	(2,534)	(181)	(146)	22,018

Net result 2020 retained	-	-	-	-	-	(146)	-	-	(146)	-

Net result 2021	-	-	-	-	-	-	-	-	1,980	1,980

Total net result	-	-	-	-	-	(146)	-	-	2,125	1,980

Foreign currency translation differences and movement in foreign investment hedging reserves	-	-	-	859	-	-	(65)	-	-	795

Changes in revaluation in subsidiaries	-	-	(1,035)	-	-	-	-	-	-	(1,035)

Changes in revaluation reserve real estate held for own use	-	-	(3)	-	-	-	-	-	-	(3)

Remeasurement of defined benefit plans of group companies	-	-	-	-	-	-	399	-	-	399

Changes and transfer to legal reserve	-	-	-	-	606	(587)	-	-	-	19

Other	-	-	-	-	-	14	-	-	-	14

Other comprehensive income / (loss)	-	-	(1,038)	859	606	(573)	335	-	-	189

Shares issued	1	-	-	-	-	-	-	-	-	1

Shares withdrawn	(1)	-	-	-	-	-	-	-	-	(1)

Dividends paid on common shares	-	(127)	-	-	-	(120)	-	-	-	(247)

Issuance and purchase of treasury shares	-	-	-	-	-	4	-	(92)	-	(88)

Coupons on perpetual securities	-	-	-	-	-	(39)	-	-	-	(39)

At December 31, 2021	321	7,033	6,453	258	2,316	7,924	(2,199)	(273)	1,980	23,813
The balance of the revaluation account, which includes revaluation reserves for real estate, cash flow hedging and investments that do not have a frequent market listing, consisted of EUR 2,311 million (2021: EUR 7,294 million) of items with positive revaluation and of EUR 6,776 million (2021: EUR 840 million) of items with negative revaluation (on cash flow hedging and AFS investments). The revaluation linked to cash flow hedging hedging is identified on individual cash flow hedge positions.
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
On the reporting date, Aegon N.V. and its subsidiaries held 146,606,837 (2021: 71,780,196) of its own common shares and 51,762,840 (2021: 30,588,800) own common shares B with a par value of EUR 0.12 each.

Aegon Annual Report on Form 20-F 2022 | 313

About Aegon	Governance and risk management	Financial information	Non-financial information

Movements in the number of treasury common shares held by Aegon N.V. were as follows:

	2022		2021

	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount

At January 1	70,958	262	52,686	171

Transactions in 2022:

Purchase: 1 transaction, average price EUR 4.92	10,158	50

Sale: 4 transactions, average price EUR 2.46	(4,708)	(12)

Sale: 1 transaction, average price EUR 3.12	(18,676)	(58)

Purchase: 1 transaction, average price EUR 4.38	24,364	107

Share withdrawn: 1 transaction, average price EUR 3.70	(10,665)	(39)

Sale: 1 transaction, average price EUR 3.91	(21,365)	(84)

Purchase: 1 transaction, average price EUR 4.49	29,833	134

Purchase: 3 transactions, average price EUR 4.58	65,921	302

Transactions in 2021:

Sale: transactions, average price 3.90			(4,139)	(16)

Shares witdrawn: 1 transaction, average price EUR 3.89			(2,466)	(10)

Sale: 1 transaction, average price 3.89			(15,274)	(59)

Purchase: 1 transaction average price 3.70			35,933	133

Sale: 1 transaction, average price 3.02			(17,314)	(52)

Purchase: 1 transaction average price 4.46			21,532	96

At December 31	145,821	662	70,958	262
Movements in the number of treasury common shares B held by Aegon N.V. were as follows:

	2022		2021

	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount

At January 1	30,589	3	12,884	1

Transactions in 2022:

Share withdrawn: 1 transaction, average price EUR 0.10	(22,643)	(2)

Purchase: 1 transaction, average price EUR 0.12	43,817	5

Transactions in 2021:

Sale: 1 transaction, average price EUR 0.10			(1,983)	-

Shares withdrawn: 1 transaction, average price EUR 0.10			(2,956)	-

Purchase: 1 transaction, average price EUR 0.10			22,643	2

At December 31	51,763	6	30,589	3
As part of their insurance and investment operations, subsidiaries within the Group also hold Aegon N.V. common shares, both for their own account and for account of policyholders. These shares have been treated as treasury shares and are included at their consideration paid or received.

	2022		2021

	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount

Common shares

Held by Aegon N.V.	145,821	662	70,958	262

Held by subsidiaries	785	8	822	8

Common shares B

Held by Aegon N.V.	51,763	6	30,589	3

At December 31	198,369	676	102,369	273
The consideration for the related shares is deducted from or added to the retained earnings.

314	Aegon Annual Report on Form 20-F 2022

Notes to the financial statements of Aegon N.V. Note 15

15 Other equity instruments

	Perpetual contingent convertible securities	Junior perpetual capital securities	Perpetual cumulative subordinated bonds	Long Term Incentive Plans 1)	Total

At January 1, 2022	500	1,352	454	57	2,363

Shares granted	-	-	-	32	32

Shares vested	-	-	-	(23)	(23)

Securities redeemed	-	(429)	-	-	(429)

At December 31, 2022	500	923	454	66	1,943

At January 1, 2021	500	1,564	454	50	2,569

Shares granted	-	-	-	27	27

Shares vested	-	-	-	(21)	(21)

Securities redeemed	-	(212)	-	-	(212)

At December 31, 2021	500	1,352	454	57	2,363

1	Long Term Incentive Plans include the shares granted to personnel which are not yet vested.

Perpetual contingent convertible securities	Coupon rate	Coupon date	Year of next call	2022	2021

EUR 500 million	5.625% 1)	Semi-annually, April 15	2029	500	500

At December 31				500	500
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

Junior perpetual capital securities	Coupon rate	Coupon date	Year of next call	2022	2021

USD 500 million	floating CMS rate 1)	Quarterly, July 15	2023	402	402

EUR 950 million	floating DSL rate 2)	Quarterly, July 15	2023	521	950

At December 31				923	1,352

1
The coupon of the USD 500 million junior perpetual capital securities is reset each quarter based on the then prevailing ten-year US dollar interest rate swap yield plus a spread of ten basis points, with a maximum of 8.5%.

2
The coupon of the EUR 950 million junior perpetual capital securities is reset each quarter based on the then prevailing ten-year Dutch government bond yield plus a spread of ten basis points, with a maximum of 8%.

The interest rate exposure on some of these securities has been swapped to a three-month LIBOR and/or EURIBOR based yield.
On April 5, 2022 Aegon completed a tender offer buying back EUR 429 million of perpetual capital securities, part of the EUR 950 million notes issued in 2004. Aegon bought back the securities at a purchase price of 90%. The gain realized on this tender offer amounts to EUR 43 million before tax and is recognized in retained earnings in 2022.
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

Aegon Annual Report on Form 20-F 2022 | 315

About Aegon	Governance and risk management	Financial information	Non-financial information

Perpetual cumulative subordinated bonds	Coupon rate	Coupon date	Year of next call	2022	2021

EUR 114 million	1.506% 1), 4)	Annually, June 8	2025	114	114

EUR 136 million	1.425% 2), 4)	Annually, October 14	2028	136	136

EUR 203 million	0.496% 3), 4)	Annually, March 4	2031	203	203

At December 31				454	454

1	The coupon of the EUR 114 million bonds was originally set at 8% until June 8, 2005. Subsequently, the coupon has been reset at 4.156% until June 8, 2015 and 1.506% until June 8, 2025.
2	The coupon of the EUR 136 million bonds was originally set at 7.25% until October 14, 2008. Subsequently, the coupon has been reset at 5.185% until October 14, 2018 and 1.425% until October 14, 2028.
3	The coupon of the EUR 203 million bonds was originally set at 7.125% until March 4, 2011. Subsequently, the coupon has been reset at 4.26% until March 4, 2021 and 0.496% until March 4, 2031.
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
16 Subordinated borrowings

	Coupon rate	Coupon date	Issue / Maturity	Year of next call	2022	2021

Fixed to floating subordinated notes

EUR 700 million	4% 1)	Annually, April 25	2014/44	2024	699	698

USD 800 million	5.5% 2)	Semi-annually, April 11	2018/48	2028	743	697

At December 31					1,442	1,396

Fair value of subordinated borrowings					1,372	1,567

1	The coupon is fixed at 4% until the first call date and floating thereafter with a 3 months Euribor plus a margin of 335bps.
2	The coupon is fixed at 5.5% until the first call date and floating thereafter with a 6 month USD LIBOR plus a margin of 3.539%.
These securities are subordinated and rank senior to the junior perpetual capital securities, equally with the perpetual cumulative subordinated bonds and junior to all other liabilities. The conditions of the securities contain certain provisions for optional and required deferral of interest payments. There have been no defaults or breaches of conditions during the period.
17 Long-term borrowings

	2022	2021

Remaining terms less than 1 year	499	-

Remaining terms 1 - 5 years	-	499

Remaining terms 5 - 10 years	281	296

Remaining terms over 10 years	446	472

At December 31	1,226	1,266

Fair value of long-term borrowings	1,289	1,735
The repayment periods of borrowings vary from 1 year up to 17 years. The interest rates vary from 1.000% to 6.625% per annum.
18 Current liabilities
Loans from and payables to group companies have a maturity of less than one year. Other current liabilities include derivatives with negative fair values of EUR 189 million (2021: EUR 116 million).

316 | Aegon Annual Report on Form 20-F 2022

Notes to the financial statements of Aegon N.V. Note 19

19 Commitments and contingencies
Aegon N.V. has guaranteed and is severally liable for the following:
◆
Due and punctual payment of payables due under letter of credit agreements applied for by Aegon N.V. as co-applicant with its captive insurance companies that are subsidiaries of Transamerica Corporation and Commonwealth General Corporation. At December 31, 2022, the letter of credit arrangements utilized by captives to provide collateral to affiliates amounted to EUR 511 million (2021: EUR 1,157 million); as of that date no amounts had been drawn, or were due under these facilities;

◆
Due and punctual payment of payables by the consolidated group companies Transamerica Corporation, Aegon Funding Company LLC and Commonwealth General Corporation with respect to fixed subordinated notes, bonds, capital trust pass-through securities and notes issued under commercial paper programs amounted to EUR 1,042 million (2021: EUR 987 million);

◆
Due to the intended sale of Aegon Nederland N.V. to ASR Nederland N.V. (a.s.r.), Aegon Nederland N.V. has recognized a deferred tax liability of EUR 454 million on the undistributed profits of certain subsidiaries, which were previously not recognized. The actual settlement of this deferred tax liability is planned prior to the transaction and is subject to the approval of the sale of Aegon Nederland N.V. by the regulators. Aegon N.V., through Aegon Europe Holding B.V., has agreed to compensate this negative equity effect of Aegon Nederland N.V. before closure of the deal with a.s.r. during 2023; and

◆
Due and punctual payment of any amounts owed to third parties by the consolidated group company Aegon Derivatives N.V. in connection with derivative transactions. Aegon Derivatives N.V. enters into derivative transactions with counterparties with which ISDA master netting agreements including collateral support annex agreements have been agreed; net (credit) exposure on derivative transactions with these counterparties was therefore limited as of December 31, 2022.

20 Number of employees
There were no employees employed by Aegon N.V. in 2022 (2021: nil).
21 Auditor’s remuneration

	Total remuneration of the group		Of which PricewaterhouseCoopers Accountants N.V. (NL)

	2022	2021	2022	2021

Audit fees	35	31	10	9

Audit-related service fees	10	3	1	1

Tax	1	-	-	-

Other services	-	-	-	-

Total	45	35	12	10
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

Aegon Annual Report on Form 20-F 2022 | 317

About Aegon	Governance and risk management	Financial information	Non-financial information

22 Events after the reporting period
On January 17, 2023, the Extraordinary General Meeting of shareholders (“EGM”) of Aegon N.V. approved the strategic decision to combine Aegon’s Dutch pension, life and non-life insurance, banking and mortgage origination operations with a.s.r. For more information about the this agreement, refer to note 51 Discontinued operations of the consolidated financial statements.
23 Proposal for profit appropriation
At the Annual General Meeting of Shareholders currently scheduled for May 25, 2023, the Executive Board will, in line with its earlier announcement and barring unforeseen circumstances, propose a final dividend for 2022 of EUR 0.12 per common share and EUR 0.003 per common share B. Aegon intends to move to a cash-only dividend as of the final dividend of 2023. To this end, Aegon will present an update to its dividend policy for discussion at the Annual General Meeting of Shareholders.
If the proposed dividend is approved by shareholders, Aegon’s shares will be quoted ex-dividend on the New York Stock
Exchange on May 26, 2023 and on Euronext Amsterdam on May 29, 2023. The record date for the dividend will be May 30, 2023 and the dividend will be payable as of June 29, 2023.

	2022	2021

Final dividend on common shares	237	184

Earnings to be retained	-	1,795

To be deducted from retained earnings	(1,670)	-

Net result attributable to owners of Aegon N.V.	(1,433)	1,980
The Hague, the Netherlands, March
2
2
, 2023

Supervisory Board	Executive Board

William L. Connelly	Lard Friese

Mark A. Ellman	Matthew J. Rider

Karen Fawcett

Jack McGarry

Ben J. Noteboom

Caroline Ramsay

Thomas Wellauer

Corien M. Wortmann-Kool

Dona D. Young

318 | Aegon Annual Report on Form 20-F 2022

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

Aegon Annual Report on Form 20-F 2022 | 319

About Aegon	Governance and risk management	Financial information	Non-financial information

Major shareholders
General
As of December 31, 2022, Aegon’s total authorized share capital consisted of 6,000,000,000 common shares with a par value of EUR 0.12 per share and 3,000,000,000 common shares B with a par value of EUR 0.12 per share. At the same date, there were 2,109,430,229 common shares and 546,196,080 common shares B issued. Of the issued common shares, 315,532,860 common shares and 494,433,240 common shares B were held by Vereniging Aegon and 785,490 common shares were held by Aegon’s subsidiaries.
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
As of December 31, 2022, 267 million common shares were held in the form of NYRS. As of December 31, 2022, there were approximately 12,122 record holders of Aegon’s NYRS resident in the United States.
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
The simplified capital structure also entailed the amendment of the Voting Rights Agreement between Aegon and Vereniging Aegon, known as the Preferred Shares Voting Agreement before May 2013. As a matter of Dutch corporate law, the shares

320 | Aegon Annual Report on Form 20-F 2022

Other information Major shareholders

of both classes offer equal full voting rights, as they have equal nominal values (EUR 0.12). The amended Voting Rights Agreement ensures that under normal circumstances, i.e. except in the event of a Special Cause, Vereniging Aegon will no longer exercise more votes than is proportionate to the financial rights represented by its shares. This means that in the absence of a Special Cause Vereniging Aegon may cast one vote for every common share it holds and one vote only for every 40 common shares B it holds. As Special Cause qualifies the acquisition of a 15% interest in Aegon, a tender offer for Aegon shares or a proposed business combination by any person or group of persons, whether individually or as a group, other than in a transaction approved by the Executive Board and the Supervisory Board. If, in its sole discretion, Vereniging Aegon determines that a Special Cause has occurred, Vereniging Aegon will notify the General Meeting of Shareholders and retain its right to exercise the full voting power of one vote per common share B for a limited period of six months.
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
On November 21, 2022, the members of Vereniging Aegon voted to instruct the board of Vereniging Aegon, subject to the board’s fiduciary duties, to vote all of Vereniging Aegon’s common shares and common shares B (based on one vote per 40 common shares B) at Aegon N.V.’s next extraordinary general meeting in favor of Aegon N.V. selling its business operations in the Netherlands to ASR Nederland N.V. for cash consideration and a 29.99% share interest in ASR Nederland N.V (the “Transaction”). Following such vote of the members of Vereniging Aegon, the board of Vereniging Aegon is obligated, pursuant to the terms of a voting undertaking agreement, dated October 27, 2022, between Aegon N.V. and Vereniging Aegon, and subject to the board’s fiduciary duties, to vote all of such shares in favor of the Transaction.
On December 15, 2022, Aegon repurchased 43,817,400 common shares B from Vereniging Aegon for the amount of EUR 5,113,578.21 based on 1/40 th
of the Value Weight Average Price of the common shares of the five trading days preceding this transaction. The repurchase of common shares B was executed to bring the aggregate holding of voting shares by Vereniging Aegon in Aegon more in line with its special cause voting rights of 32.6% following the completion of the Share Buy Back Programs, initiated by Aegon in April 2022 following the completion of the sale of the Hungarian business and initiated in July and October 2022 to neutralize the dilutive effect of the distribution of the final dividend 2021 and the interim dividend 2022 in stock.

Aegon Annual Report on Form 20-F 2022 | 321

About Aegon	Governance and risk management	Financial information	Non-financial information

Development of shareholding in Aegon
Accordingly, at December 31, 2022, the voting power of Vereniging Aegon under normal circumstances amounted to approximately 16.59%, based on the number of outstanding and voting shares (excluding issued common shares held in treasury by Aegon). In the event of a Special Cause, Vereniging Aegon’s voting rights will increase, currently to 32.6%, for up to six months.
At December 31, 2022, the General Meeting of Members of Vereniging Aegon consisted of nineteen members. The majority of the voting rights is with the seventeen members who are not employees or former employees of Aegon or one of the Aegon Group companies, nor current or former members of the Supervisory Board or the Executive Board of Aegon. The other two members are from the Executive Board of Aegon.
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
To Aegon’s knowledge based on the filings made with the Dutch Autoriteit Financiële Markten, Dodge & Cox Stock Fund, BlackRock, Inc., EuroPacific Growth Fund, Capital Research and Management Company and Dodge & Cox International Stock Fund hold a capital or voting interest in Aegon of 3% or more.
Based on its filing with the Dutch Autoriteit Financiële Markten as at January 6, 2023, BlackRock, Inc. stated to hold 85,294,994 common shares, representing 3.2% of the issued capital as at December 31, 2022, and 107,390,388 voting rights, representing 4.0% of the issued capital as at December 31, 2022.
On February 1, 2023, BlackRock, Inc.’s filing with the US Securities and Exchange Commission (SEC) shows that BlackRock holds 114,047,254 common shares, representing 4.3% of the issued capital as at December 31, 2022, and has voting rights for 104,668,168 shares, representing 3.9% of the issued capital as at December 31, 2022.
Based on its last filing with the Dutch Autoriteit Financiële Markten as at November 26, 2021, Dodge & Cox Stock Fund stated to hold 80,432,242 common shares, representing 3.0% of the issued capital as at December 31, 2022.
Based on its last filing with the Dutch Autoriteit Financiële Markten as at February 26, 2021, Dodge & Cox International Stock Fund stated to hold 80,049,394 common shares, representing 3.0% of the issued capital as at December 31, 2022.
On February 14, 2023, Dodge & Cox’s filing with the US Securities and Exchange Commission (SEC) shows that Dodge & Cox holds 199,224,483 common shares, representing 7.5% of the issued and outstanding capital as at December 31, 2022, and has voting rights for 191,198,558 shares, representing 7.2% of the votes as at December 31, 2022.
Based on its last filing with the Dutch Autoriteit Financiële Markten as at August 25, 2022, EuroPacific Growth Fund stated to hold 88,492,143 common shares, representing 3.3% of the issued capital as at December 31, 2022.
Based on its last filing with the Dutch Autoriteit Financiële Markten as at August 25, 2022, Capital Research and Management Company stated to hold 123,170,266 voting rights, representing 4.6% of the issued capital as at December 31, 2022.

322 | Aegon Annual Report on Form 20-F 2022

Other financial information Schedule I

Other financial information
Schedules to the financial statements
Index to schedules
Schedule I—Summary of Investments other than Investments in Related Parties as at December 31, 2022
Schedule II—Condensed Financial Information of Registrant (Parent Company Only)
    Schedule II—Statement of Financial Position as of December 31, 2022 and 2021
    Schedule II—Income Statement (Loss) for the years ended December 31, 2022, 2021 and 2020
    Schedule II—Condensed Cash Flow Statement for the years ended December 31, 2022, 2021 and 2020
    Schedule II—Dividends from and Capital Contributions to Business Units for the years ended December 31, 2022, 2021 and 2020
Schedule III—Supplementary Insurance Information for the years ended December 31, 2022, 2021 and 2020
Schedule IV—Reinsurance for the years ended December 31, 2022, 2021 and 2020
Schedule V—Valuation and Qualifying Accounts for the years ended December 31, 2022, 2021 and 2020
Schedule I
Summary of investments other than investments in related parties
As at December 31, 2022

Amounts in EUR million	Cost 1)	Fair value	Book value

Shares:

Available-for-sale	192	195	195

Fair value through profit or loss	190	193	193

Bonds:

Available-for-sale and held-to-maturity:

US government	8,386	7,226	7,226

Dutch government	-	-	-

Other government	1,700	1,484	1,484

Mortgage backed	4,218	3,939	3,939

Asset backed	3,269	2,905	2,905

Corporate	42,507	37,538	37,538

Money market investments	5,511	5,514	5,514

Other	863	840	840

Subtotal	66,455	59,447	59,447

Bonds:

Fair value through profit or loss	466	554	554

Other investments at fair value through profit or loss	3,447	3,821	3,821

Mortgages	10,441	9,245	10,441

Private loans	27	27	27

Deposits with financial institutions	45	45	45

Policy loans	2,042	2,042	2,042

Other	-	-	-

Subtotal	12,556	11,359	12,556

Real estate:

Investments in real estate	-	59	59

Total	83,306	75,628	76,825

1	Cost is defined as original cost for available-for-sale shares and amortized cost for available-for-sale and held-to-maturity bonds

Aegon Annual Report on Form 20-F 2022 | 323

About Aegon	Governance and risk management	Financial information	Non-financial information

Schedule II
Condensed financial information of registrant
Statement of financial position of Aegon N.V.
As at December 31

Before profit appropriation, amounts in EUR million	2022	2021

Non-current assets

Financial fixed assets

Shares in group companies	13,594	26,042

Loans to group companies	1,435	1,829

Other non-current assets	109	138

	15,138	28,009

Current assets

Receivables

Receivables from group companies	31	35

Other receivables	236	181

Other current assets	123	90

Accrued interest and rent	9	6

	398	312

Cash and cash equivalents

Cash and cash equivalents	1,619	1,204

Total assets	17,155	29,524

Shareholders’ equity

Share capital	319	321

Paid-in surplus	6,853	7,033

Revaluation account	(4,465)	6,453

Legal reserves – foreign currency translation reserve	1,008	258

Legal reserves in respect of group companies	2,439	2,316

Retained earnings, including treasury shares	8,916	7,652

Remeasurement of defined benefit plans of group companies	(1,565)	(2,199)

Net result	(1,433)	1,980

	12,071	23,813

Other equity instruments	1,943	2,363

Total equity	14,014	26,176

Non-current liabilities

Subordinated borrowings	1,442	1,396

Long-term borrowings	1,226	1,266

	2,669	2,662

Current liabilities

Loans from group companies	13	7

Payables to group companies	147	422

Other current liabilities	282	227

Accruals and deferred income	31	31

	472	686

Total liabilities	3,141	3,349

Total equity and liabilities	17,155	29,524

324 | Aegon Annual Report on Form 20-F 2022

Other financial information Schedule II

Condensed income statement of Aegon N.V.
For the year ended December 31

Amounts in EUR million	2022	2021	2020

Net result group companies	(1,275)	2,119	-

Result after tax	(158)	(139)	(146)

Net result	(1,433)	1,980	(146)
Condensed cash flow statement of Aegon N.V.
For the year ended December 31

Amounts in EUR million	2022	2021	2020

Result before tax	(204)	(193)	(185)

Adjustments	(138)	428	(330)

Net cash flows from operating activities	(342)	235	(515)

Dividends and capital repayments of subsidiaries, associates and joint ventures	1,530	500	606

Other	-	(3)	(1)

Net cash flows from investing activities	1,530	497	605

Purchase of treasury shares	(597)	(231)	(59)

Issuance and repurchase of borrowings	469	197	(58)

Repayment of perpetuals	(429)	(212)	-

Dividends paid	(167)	(121)	(63)

Coupons on perpetual securities	(48)	(52)	(55)

Net cash flows from financing activities	(773)	(417)	(235)

Net increase / (decrease) in cash and cash equivalents	415	316	(146)
Five-year schedule of maturities of debt
As at December 31

	2022		2021

Amounts in EUR million	Subordinated borrowings	Long-term Borrowings	Subordinated borrowings	Long-term Borrowings

Remaining terms less than 1 year	-	499	-	-

Remaining terms 1 - 2 years	-	-	-	499

Remaining terms 2 - 3 years	-	-	-	-

Remaining terms 3 - 4 years	-	-	-	-

Remaining terms 4 - 5 years	-	-	-	-

Remaining terms longer than 5 years	1,442	727	1,396	768

At December 31	1,442	1,226	1,396	1,266
Remittances from and capital contributions to business units
Aegon received EUR 1.0 billion of remittances from its business units during 2022 from the Americas, the Netherlands, United Kingdom, International, and Asset Management. Aegon spent EUR 0.1 billion on capital contributions, mainly on International.
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

Aegon Annual Report on Form 20-F 2022 | 325

About Aegon	Governance and risk management	Financial information	Non-financial information

Schedule III
Supplementary insurance information

Column A	Column B	Column C	Column D	Column E	Column F

Segment

Amounts in EUR million	Deferred policy acquisition costs	Future policy benefits	Unearned premiums	Other policy claims and benefits	Premium revenue

2022

Americas	12,225	176,753	6,058	2,112	8,742

The Netherlands	-	-	-	-	-

United Kingdom	710	92,504	-	-	4,081

International	(507)	8,575	123	30	369

Holding and other activities	-	-	-	-	-

Eliminations	-	(7,223)	-	-	-

Total	12,428	270,608	6,181	2,143	13,192

2021

Americas	8,648	192,099	6,335	1,934	8,190

The Netherlands	235	67,226	50	1,019	1,713

United Kingdom	796	111,458	-	-	4,616

International	391	9,735	163	110	924

Holding and other activities	-	-	-	-	-

Eliminations	-	(1,611)	-	-	-

Total	10,070	378,907	6,548	3,062	15,444

2020

Americas	7,181	174,167	5,897	1,858	8,326

The Netherlands	136	70,915	50	1,026	1,994

United Kingdom	789	95,788	20	5	4,858

International	289	9,245	150	112	919

Holding and other activities	-	-	-	-	1

Eliminations	-	(1,488)	-	-	-

Total	8,395	348,627	6,117	3,001	16,099
The numbers included in Schedule III are based on IFRS and excludes the proportionate share in Aegon’s joint ventures and Aegon’s associates.
Deferred policy acquisition costs also include deferred costs of reinsurance.

326 | Aegon Annual Report on Form 20-F 2022

Other financial information Schedule III

	Column G	Column H	Column I	Column J	Column K

Amounts in EUR million	Net investment income	Benefits, claims and losses	Amortization of deferred policy acquisition costs	Other operating expenses	Premiums written

2022

Americas	3,467	12,149	670	3,476	6,798

The Netherlands	3	-	-	75	-

United Kingdom	1,951	6,058	91	505	3,880

International	195	682	31	185	325

Asset Management	-	-	-	436	-

Holding and other activities	2	-	-	175	-

Eliminations	(5)	(271)	-	(187)	-

Total	5,613	18,617	793	4,666	11,003

2021

Americas	2,909	10,111	741	3,003	5,023

The Netherlands	2,088	3,249	-	806	1,614

United Kingdom	1,691	7,343	96	523	4,419

International	298	757	62	345	870

Asset Management	-	-	-	411	-

Holding and other activities	(4)	-	-	180	-

Eliminations	(15)	-	-	(183)	-

Total	6,967	21,460	899	5,085	11,926

2020

Americas	2,984	7,171	547	3,127	5,930

The Netherlands	2,083	3,244	-	837	1,931

United Kingdom	1,795	6,278	102	529	4,670

International	307	810	105	350	860

Asset Management	-	-	-	382	-

Holding and other activities	4	7	-	185	5

Eliminations	(24)	(5)	-	(180)	-

Total	7,149	17,505	753	5,230	13,396

Aegon Annual Report on Form 20-F 2022 | 327

About Aegon	Governance and risk management	Financial information	Non-financial information

Schedule IV
Reinsurance

Amounts in EUR million	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	% of amount assumed to net

For the year ended December 31, 2022

Life insurance in force	905,455	541,793	342,375	706,037	48%

Premiums

Life insurance	11,680	2,057	-	9,623	0%

Non-life insurance	1,512	132	-	1,380	0%

Total premiums	13,192	2,189	-	11,003	0%

For the year ended December 31, 2021

Life insurance in force	977,293	611,912	397,882	763,263	52%

Premiums

Life insurance	13,400	3,326	-	10,074	0%

Non-life insurance	2,044	192	-	1,852	0%

Total premiums	15,444	3,518	-	11,926	0%

For the year ended December 31, 2020

Life insurance in force	895,593	599,091	408,201	704,703	58%

Premiums

Life insurance	13,929	2,541	-	11,387	0%

Non-life insurance	2,165	162	5	2,008	0%

Total premiums	16,094	2,703	5	13,396	0%

328 | Aegon Annual Report on Form 20-F 2022

Other financial information Schedule V

Schedule V
Valuation and qualifying accounts

Amounts in EUR million	2022	2021	2020

Balance at January 1	238	276	199

Addition charged to earnings	18	12	154

Amounts written off and other changes	(45)	(57)	(70)

Transfers to disposal groups	(81)	-	-

Currency translation	7	7	(7)

Balance at December 31	138	238	276

The provisions can be analyzed as follows:

Mortgages	4	6	6

Other loans	-	112	182

Receivables	134	120	88

Total	138	238	276
Auditor information

◾	Auditor Name: PricewaterhouseCoopers Accountants N.V.
◾	Auditor FirmId: PCAOB ID 1395
◾	Auditor Location: Amsterdam, the Netherlands

Aegon Annual Report on Form 20-F 2022 | 329

About Aegon	Governance and risk management	Financial information	Non-financial information

Auditor’s report on the Annual Report
on Form
20-F
Report of Independent Registered Public Accounting Firm
To: The Supervisory Board and Shareholders of Aegon N.V.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statement of financial position of Aegon N.V. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income, changes in equity and cash flow for each of the three years in the period ended December 31, 2022, including the related notes and the financial statement schedules listed in the index appearing under the section Other Financial Information (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
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
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts

330 | Aegon Annual Report on Form 20-F 2022

Auditor’s report on the Annual Report on Form 20-F

and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
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
Valuation of certain assets and liabilities arising from insurance contracts
As described in notes 3, 27, 29, 34 and 44 to the consolidated financial statements, the Company had deferred policy acquisition costs (DPAC) of EUR 11.8 billion included in the deferred expenses line item, value of business acquired (VOBA) of EUR 0.8 billion included in the intangible assets line item, insurance contracts of EUR 87.3 billion and embedded derivatives in insurance contracts of EUR 0.8 billion included in the derivatives liability line item as of December 31, 2022 (collectively, ‘certain assets and liabilities arising from insurance contracts’). Management’s estimation of the valuation of certain assets and liabilities arising from insurance contracts is developed using significant assumptions, including mortality, morbidity, future expenses, surrender, lapse, utilization rates and, for embedded derivatives, own credit spread. In addition, Aegon Nederland N.V. adjusts the outcome of the liability adequacy test (LAT) for the difference between the fair value and the book value of mortgage loans and private loans, which are valued using significant assumptions, including prepayment and lapse assumptions for mortgage loans and credit spread and liquidity spread assumptions for private loans.

Aegon Annual Report on Form 20-F 2022 | 331

About Aegon	Governance and risk management	Financial information	Non-financial information

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
Valuation of certain Level 3 investments
As described in notes 3 and 44 to the consolidated financial statements, the Company had investments of EUR 76.8 billion as of December 31, 2022, of which EUR 2.6 billion were categorized as Level 3 debt securities and investments in real estate in the valuation hierarchy. Management’s estimation of the valuation of Level 3 debt securities and investments in real estate is developed using quotes from brokers, internal cash flow modelling techniques and external appraisals that use significant unobservable inputs, including discount and capitalization rates, default rate and liquidity assumptions, issue specific credit adjustments and indicative quotes from market makers.
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

332 | Aegon Annual Report on Form 20-F 2022

Auditor’s report on the Annual Report on Form 20-F

Disclosure over the estimated impact of IFRS 17 and IFRS 9 in accordance with IAS 8
As described in Note 2 to the consolidated financial statements, as from January 1, 2023 both IFRS 17, ‘Insurance Contracts’ and IFRS 9, ‘Financial Instruments’ will become effective for the annual reporting of the Company and in accordance with IAS 8, the Company has disclosed that the IFRS 17 and IFRS 9 adoption is expected to overall reduce shareholders’ equity as at January 1, 2022 by EUR 12.6 billion. Management’s estimation of the expected impact to shareholders’ equity has been developed based on new accounting policy choices and judgment decisions taken by management on the implementation of IFRS 17 and IFRS 9. This included for IFRS 17 models that measure groups of contracts based on management’s estimate of the present value of the future cash flows that will arise as these contracts are fulfilled, and which includes an explicit risk adjustment for non-financial risk and a contractual service margin (CSM) reflecting unearned profits. This included for IFRS 9 management’s determination of the classification and measurement for debt and equity instruments, as well as new impairment models where management will assess on a forward-looking basis the expected credit losses (‘ECL’) associated with its debt instrument assets carried at amortized cost and FVOCI.
The principal considerations for our determination that performing procedures relating to management’s estimate of the impact of IFRS 17 and IFRS 9 to shareholders equity a critical audit matter are (i) there was significant judgment by management when determining these estimates, which in turn led to a high degree of auditor judgment and subjectivity in evaluating the audit evidence relating to the disclosure over the estimated impact of IFRS 17 and IFRS 9 in accordance with IAS 8; (ii) significant audit effort was necessary in evaluating the audit evidence relating to the aforementioned models of IFRS 17 and IFRS 9; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing procedures and evaluating the audit evidence obtained.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s governance and model development, data input and validation controls, as well as testing of the controls performed by management over the disclosed impact of adopting IFRS 17 and IFRS 9. These procedures also included, among others, together with our professionals with specialized skill and knowledge, testing the modelling methodology for the most significant portfolios, risk-based testing of models including challenging the main assumptions, and assessing management’s disclosure on the presentation of the impact, judgments and uncertainties of IFRS 17 and IFRS 9 in the context of the IAS 8 disclosure requirements.
/s/ R.E.H.M. van Adrichem RA
PricewaterhouseCoopers Accountants N.V.
Amsterdam, the Netherlands
March 22, 2023
We have served as the Company’s auditor since 2014.

Aegon Annual Report on Form 20-F 2022 | 333

About Aegon	Governance and risk management	Financial information	Non-financial information

Additional information
335	Overview of Americas
341	Overview of the Netherlands
347	Overview of United Kingdom
351	Overview of International
357	Overview of Asset Management
360	Risk factors Aegon N.V.
384	Compliance with regulations
385	Property, plant and equipment
386	Employees and labor relations
387	Dividend policy
388	The offer and listing
389	Memorandum and Articles of Association
391	Differences between Dutch and US company laws
392	Material contracts
393	Exchange controls
394	United States tax consequences to holders of shares
398	Principal accountant fees and services
399	Purchases of equity securities by the issuer and affiliated purchasers

334 | Aegon Annual Report on Form 20-F 2022

Additional information Overview of Americas

Overview of Americas
Aegon Americas operates primarily in the United States and also has operations in Canada.
Aegon in the United States and Canada
In the United States, Aegon Americas operates primarily under two brands: Transamerica and World Financial Group Insurance Agency, an affiliated insurance agency. In Canada, Aegon Americas operates primarily through World Financial Group Insurance Agency of Canada. The use of the term “Transamerica” throughout this business overview refers to the operating subsidiaries in the United States and Canada, collectively or individually, through which Aegon conducts business, except those United States operations further described in the “Overview of Aegon Asset Management”.
Transamerica is one of the leading life insurance companies in the United States, and the largest of Aegon’s operating units worldwide. Transamerica employs approximately 7,000 people, and its businesses in the United States serve customers in all 50 states, the District of Columbia, Puerto Rico, the US Virgin Islands, and Guam. The company’s primary offices are in Cedar Rapids, Iowa; Denver, Colorado; and Baltimore, Maryland. There are additional offices located throughout the United States. Effective January 1, 2022, all of MAG Seguros, Aegon’s operation in Brazil, is reported as part of Aegon International.
Organizational structure
Transamerica Corporation is the holding company for Aegon’s US operations, and all US business is conducted through its subsidiaries. Transamerica entities collectively have operating licenses in every US state, in addition to the District of Columbia, Puerto Rico, the US Virgin Islands, and Guam.
Transamerica is structured to provide customer solutions that are easy to understand and that address the full range of customers’ financial protection and savings needs at every stage of life. Moreover, Transamerica’s structure leverages its brand strength, expertise, and capabilities to fulfill Aegon’s purpose of
Helping people live their best lives
.
Transamerica is organized into two business divisions, Individual Solutions and Workplace Solutions. Individual Solutions offers life insurance, annuities, and mutual funds to retail customers. Workplace Solutions offers retirement plan record-keeping, advisory services, employee benefits (life insurance and supplemental health insurance), group annuities, collective investment trusts, health savings and flexible savings accounts, individual retirement accounts, and stable value solutions to employers and their employees. Transamerica offers these product lines, described in greater detail below, through several distribution and sales channels and delivers insurance primarily through one of its key insurance subsidiaries Transamerica Life Insurance Company and, in New York, Transamerica Financial Life Insurance Company.
Aegon has designated the Unites States as a core market, with Transamerica’s businesses classified as either Strategic Assets or Financial Assets.
Strategic Assets are those considered to have a greater potential for an attractive return on capital and growth. In Individual Solutions, Transamerica focuses on select life insurance and investment products, including term life insurance, final expense whole life insurance, indexed universal life insurance, mutual funds, structured index-linked annuities and certain variable annuities with limited interest rate sensitive guarantees. In Workplace Solutions, Transamerica focuses on small-to mid-sized retirement plan administration, employee benefits, stable value solutions, and the Transamerica Advice Center. It also continues to operate in the retirement plan administration market for large employers. In addition, Workplace Solutions provides value-added services, such as Managed Advice
®
and its proprietary investment solutions.
Several Transamerica product lines are considered Financial Assets. Financial Assets are capital intensive assets with relatively low returns on capital. In Individual Solutions, these are traditional variable annuities (VAs) with significant interest rate-sensitive guaranteed living benefits and death benefits; standalone individual long-term care (LTC) insurance; and fixed annuities. Transamerica generally ceased new sales of these products in the first half of 2021. New sales for Financial Assets will be limited, if any, and focused on products with higher returns and a moderate risk profile. In October 2022, Transamerica Life Bermuda (TLB) reinsured its closed block of universal life (UL) insurance with Transamerica. Transamerica will manage this block as a Financial Asset, while TLB will continue to write new business on a selective basis.

Aegon Annual Report on Form 20-F 2022 | 335

About Aegon	Governance and risk management	Financial information	Non-financial information

Overview of sales and distribution channels
Transamerica offers its products and services through affiliated and non-affiliated distributors to meet customer needs and provide guidance to its customers. Individual Solutions supports individual customers, whereas Workplace Solutions supports individuals primarily through their employers as customers.
Individual Solutions
Transamerica’s Individual Solutions division products are sold through three primary distribution channels. The wholesale distribution channel consists of wholesale agreements with banks and wirehouses through our wholesale broker-dealer, Transamerica Capital, Inc. (TCI). The brokerage distribution channel offers product solutions through independent insurance producers. The affiliated retail agency and broker-dealer channel comprises of World Financial Group (WFG), Transamerica Agency Network (TAN), and Transamerica Financial Advisors (TFA), who serve clients across all market segments.
Workplace Solutions
Transamerica distributes its employer-sponsored Workplace Solutions products and services to employers through independent financial advisors, benefits consultants, and insurance agents. In addition, the Advice Center deploys a team of experienced registered representatives, investment advisor representatives, and licensed insurance agents to serve group plan participants and assist with IRA rollovers and retirement portfolio management.
Overview of business lines
Individual Solutions
Life Solutions
Transamerica offers a portfolio of protection solutions to customers in a broad range of market segments. Life products include term life, index universal life, and whole life insurance. Universal life and variable universal life are managed as a closed block.
Term life insurance
Term life (TL) insurance provides death benefit protection without cash value accumulation. Benefits are paid to policy beneficiaries in the event of the death of the insured during a specified period. Living benefit riders that provide accelerated benefits for critical illnesses or chronic conditions are available on term insurance.
Index universal life insurance
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
Whole life insurance
Whole life (WL) insurance provides permanent death benefit protection provided that the required premiums are paid, while accumulating cash values based on statutory requirements. Premiums are generally fixed and usually payable over the life of the policy. Among the WL insurance products offered is final expense WL insurance, which is intended to cover medical bills and burial expenses.
Universal life insurance
Universal life (UL) insurance is flexible permanent life insurance that offers death benefit protection together with the potential for cash value accumulation. After the first few years, there is usually no set premium. The policyholder can adjust the frequency and amount of premium payments, as long as sufficient premiums are accumulated in the policy’s account value to cover charges in the month that follows, which are called “monthly deductions”. Some versions of this product, which are not actively sold, have “secondary guarantees”. These maintain life insurance coverage when the cash value is insufficient, as long as the customer pays a specified minimum premium.
Variable universal life insurance
Variable universal life (VUL) insurance is permanent life insurance that offers both a death benefit and cash value accumulation potential with financial market participation. The premium amount for VUL insurance is flexible and may be changed by the policyholder within contract limits. Coverage amounts may change as well. The investment feature usually includes “sub-accounts”, which provide exposure to investments, such as stocks and bonds. This exposure increases cash value return

336 | Aegon Annual Report on Form 20-F 2022

Additional information Overview of Americas

potential but also the risk of additional premium requirements or lower coverage amounts in comparison with a traditional, non-variable life insurance policy. Transamerica did not actively market VUL insurance in 2022.
Accident and health
Transamerica Individual Solutions no longer actively offers supplemental health insurance and standalone LTC insurance. Transamerica manages the standalone LTC business as a Financial Asset.
Supplemental health insurance
Supplemental health insurance products include accidental death and dismemberment, accidental injury, cancer, critical illness, disability, hospital indemnity, Medicare supplement, retiree medical, dental, vision, and supplemental medical expense indemnity issued by affiliated and/or unaffiliated insurance companies. Supplemental health insurance products within Individual Solutions are managed as a closed inforce block.
Long-term care insurance
LTC insurance products are a category of health insurance and provide benefits to policyholders that require qualified LTC services when they are unable to perform two or more specified activities of daily living or develop a severe cognitive impairment. LTC insurance helps protect against the high cost of LTC services, and it may also help families better manage the financial, health, and safety issues associated with LTC. Transamerica offers a LTC rider on certain life insurance products and stopped offering standalone products in 2021.
Mutual Funds and Collective Investment Trusts (CITs)
Mutual funds are professionally managed investment vehicles comprised of pooled money invested by numerous individuals or institutions. Such funds are invested in various underlying security types such as stocks, bonds, money market instruments, and other securities. Transamerica offers mutual funds that are focused on several different asset classes, including US equity, global/international equity, fixed income, money markets and alternative investments, as well as asset allocation and target-date funds with combined equity and fixed income strategies. Transamerica mutual funds utilize the portfolio management expertise of asset managers across the industry in a sub-advised platform, which are both affiliated with and not affiliated with Aegon. These managers are subject to a rigorous selection and monitoring due diligence process conducted by Transamerica Asset Management.
A CIT is a pooled investment fund, held by a bank or trust company, and generally available only to certain types of retirement plans and other institutional investors. Transamerica serves as the advisor to some of the CITs it offers, which focus on several different asset classes including US equity, international equity, and fixed income. Transamerica also leverages the portfolio management expertise of asset managers across the industry.
Annuity Solutions
Registered Index Linked Annuites (RILAs)
Transamerica began selling registered index linked annuities (RILAs) in the second quarter of 2022. A RILA is a tax-deferred long-term savings option that limits exposure to downside risk and provides the opportunity for growth. RILAs provide the opportunity for growth based in part on the performance of a stock market index. RILAs offer tax-deferred growth potential, annual free withdrawal amounts, and an option to convert the annuity into a stream of income for retirement or for other long-term financial planning. RILA owners do not invest directly in the underlying index. Premiums are invested at Transamerica’s discretion as outlined in the contract and the RILA owner receives index-linked crediting, which can be positive or negative. The owner accepts a level of risk of market loss in exchange for higher upside potential.
Variable Annuities
Variable Annuities allow the policyholder to accumulate assets for retirement on a tax-deferred basis and to participate in equity or bond market performance. Additional insurance guarantees, which are offered through riders, can be added to VAs, including guaranteed minimum death benefits (GMDBs) and guaranteed living benefits (GLBs). GMDBs provide a guaranteed benefit in the event of death. GLBs are intended to provide a measure of protection against market risk while the annuitant is alive. Different forms of GLBs are offered, such as guaranteeing an income stream for life and/or guaranteeing principal protection. While Transamerica continues to offer certain variable annuities, it discontinued sales of variable annuities with significant interest rate sensitive living and death benefits in the first quarter of 2021 and manages that business as a Financial Asset.

Aegon Annual Report on Form 20-F 2022 | 337

About Aegon	Governance and risk management	Financial information	Non-financial information

Fixed Annuities
Fixed annuities allow the policyholder to accumulate assets for retirement on a tax-deferred basis through periodic interest crediting and principal protection. Transamerica stopped new sales of fixed and fixed indexed annuities in the first quarter of 2021. Premium additions on in force fixed annuities are allowed in some contracts. However, Transamerica’s fixed indexed annuity stopped receiving any premium deposits after the second quarter of 2022, as the contracts allow for additions only for one year after issue.
Workplace Solutions
Life
Transamerica offers a suite of employee benefit plans that can help employees and their families in case of events that can throw saving and retirement plans off track. The Workplace Solutions life offerings include employer sponsored group life and supplemental life insurance products (term life, whole life, universal life). Workplace Solutions also offers individual life through the Advice Center, which offers customers the ability to confer with a registered retirement planning consultant regarding their investment strategy and additional needs for life events.
Accident and health
The Workplace Solutions employee benefit plans offer accident and health products including accidental death and dismemberment (AD&D), disability, and supplemental health insurance products (accident, cancer, critical illness, disability, executive medical, hospital indemnity, medical expense (gap), retiree medical).
Retirement Plans and IRAs
Comprehensive and customized retirement plan services are offered to employers across the entire range of defined benefit, defined contribution, and non-qualified deferred compensation plans for single employer plans, multiple employer plans (MEPs), and pooled employer plans (PEPs). Services are also offered to individuals rolling over funds from other qualified retirement funds or IRAs.
Retirement plan services, including administration, record-keeping and related services are offered to employers of all sizes and to plans across all market segments with focus on small to mid-sized organizations. Transamerica also works closely with plan advisors and third-party administrators to serve their customers. Transamerica Retirement Solutions is a top-ten defined contribution record-keeper in the United States based on number of plan participants.
Plan sponsors have access to a wide array of investment options. Tools are provided to help plan participants monitor their retirement accounts and engage in behavior to stay on track towards a funded retirement. Managed Advice
®
is a managed account option that plan sponsors can make available to participants that provides investment advice to participants using the plan’s slate of funds.
For individuals, retirement-related services and products include IRAs, advisory services, and annuities as well as access to other financial insurance products and resources.
Stable Value Solutions
Transamerica’s Stable Value Solutions business offers synthetic guaranteed investment contracts (GICs) primarily to tax-qualified institutional entities such as 401(k) plans and other retirement plans and college savings plans. A synthetic GIC “wrapper” is offered around fixed-income invested assets, which are owned by the plan and managed by the plan or a third-party money manager hired by the plan. A synthetic GIC is typically issued with an evergreen maturity and may be terminated under certain conditions. Such a contract helps to reduce fluctuations in the value of the wrapped assets and provides book value withdrawals for plan participants.
Competition
The US marketplace is highly competitive. Transamerica’s competitors include other large insurance carriers, in addition to certain banks, securities brokerage firms, investment advisors, and other financial intermediaries marketing insurance products, annuities, and mutual funds.
In individual life insurance, leading competitors include Pacific Life, Lincoln National, Prudential Financial, John Hancock, National Life, Nationwide, and Corebridge Financial. Competitors for supplemental health include a wide range of companies and company types based on the nature of the coverage including Aflac, MetLife, Colonial Life, Allstate, Unum, and Guardian Life.

338 | Aegon Annual Report on Form 20-F 2022

Additional information Overview of Americas

Transamerica’s primary competitors in the VA market are Jackson National, Lincoln National, AIG, Nationwide, and Equitable. In the market for RILAs, the largest issuers are Equitable, Brighthouse Financial, Prudential Financial, Allianz, and Lincoln.
Some of Transamerica’s main competitors in the mutual fund market include John Hancock, Hartford Funds, Lord Abbott, PGIM, and American Century.
In the defined contribution plan administration market, Transamerica’s largest competitors (based on assets under administration) are Fidelity, Empower, TIAA, Vanguard, Alight, Principal Financial, Voya, and BofA Securities. Transamerica’s largest competitors in the defined benefit segment are Alight, Willis Towers Watson, Conduent, Fidelity, Aon, Mercer, and Milliman.
In the market for synthetic GICs, Transamerica’s Stable Value Solutions business, the largest competitors are Prudential Financial, MetLife, Voya, and Pacific Life.
Regulation and supervision
Transamerica’s insurance companies are regulated primarily at the state level. Some activities, products, and services are also subject to federal regulation.
State regulation
The Transamerica insurance companies are licensed as insurers and are regulated in each US state and jurisdiction in which they conduct insurance business. The insurance regulators in each state carry out their mission by providing oversight in the broad areas of market conduct and financial solvency.
Transamerica’s largest insurance company, Transamerica Life Insurance Company, is domiciled in Iowa, and the Iowa Insurance Division exercises principal regulatory jurisdiction over it. Iowa is Transamerica’s designated lead state, giving Iowa a coordinating role in the collective supervision of Transamerica’s insurance entities.
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
Recent amendments (adopted in 2018) to the Life and Health Insurance Guaranty Association Model Act adjust guaranty fund assessments for future LTC insurance-related insolvencies so that 50% of such assessments come from life/annuity accounts, with the other 50% from health/Health Maintenance Organization accounts. Under the new formula, in the event of an LTC-related insolvency, Transamerica would be subject to a relatively greater burden for assessments imposed by state guaranty associations. To date, 36 states have adopted the amended model. State laws must be changed for the amendments to be effective, which occurs gradually (or not at all in some states).

Aegon Annual Report on Form 20-F 2022 | 339

About Aegon	Governance and risk management	Financial information	Non-financial information

Other emerging state issues that may impact Transamerica include a project by the NAIC to update the economic scenario generator that is required to be used to calculate prudential provisions for variable annuities and other products. In addition, the scenario generator is used to project “C-3 Phase 1” capital requirements for fixed annuities. The fixed annuity block is not fully hedged, which increases the likelihood of a material impact from the economic scenario generator initiative. The NAIC is also investigating emerging simplified and automated underwriting methodologies in light of nondiscrimination objectives. Finally, the NAIC is also exploring enhancements to existing climate risk regulation, including solvency assessment and risk disclosure.
Federal regulation
Although the insurance and retirement-related directed trustee and CIT business is primarily regulated at state level, securities products, and retirement plans products and services are also subject to federal regulation.
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
Information security and privacy regulation
Transamerica’s businesses are regulated with respect to information security, data breach response, privacy, and data use at both the federal and state levels. At the federal level, various Transamerica companies are subject to the Gramm-Leach-Bliley Act (GLBA), the Fair Credit Reporting Act (FCRA), and the Health Insurance Portability and Accountability Act (HIPAA), among other laws. At the state level, the various departments of insurance typically administer a series of privacy and information security laws and regulations that impact several Transamerica businesses. In addition, in recent years numerous state legislatures have passed or have attempted to pass additional, more broad-based general consumer privacy laws, such as the California Consumer Privacy Act and the California Privacy Rights Act. Those California laws, as amended, will be administered by the newly formed California Privacy Protection Agency. Additional laws and regulations with respect to these topics are also anticipated to be promulgated and to go into effect in the coming years, and they may be administered by new or different state agencies or by the Offices of State Attorneys General. For example, NYDFS also published the Draft Amendment to its Part 500 Cybersecurity Rules that includes significant changes to the original Rule potentially resulting in further implementation effort for Transamerica. The White House, SEC, and other regulators have also increased their focus on companies’ cybersecurity vulnerabilities and risks, including in relation to third-party service providers. The SEC proposed two rules in March 2022 related to cybersecurity disclosures and risk management that apply to registered investment advisors and funds and to Public Companies. Both rules are expected to have an impact to Transamerica should they be passed. Final action on these rules is expected in April 2023.

340	Aegon Annual Report on Form 20-F 2022

Additional information Overview of the Netherlands

Overview of the Netherlands
For almost 180 years, Aegon has operated in the Netherlands, where it is a leading provider of life insurance and pensions. Aegon the Netherlands employs approximately 3,600 people has its main office in The Hague, with its other main offices in Amsterdam, Groningen, and Leeuwarden.
In October 2022 Aegon announced that it had reached an agreement with a.s.r. to combine its Dutch pension, life and non-life insurance, banking, and mortgage origination activities with a.s.r. The combination will create a leading Dutch insurance company. This step enables Aegon to accelerate its strategy and represents a major step in its ambition to become a leader in its chosen markets. Aegon will receive EUR 2.2 billion in gross cash proceeds and a 29.99% strategic stake in a.s.r., with associated governance rights.
The closing of the transaction is subject to customary conditions, including regulatory and antitrust approvals. Based on the required steps, and necessary approvals, the transaction is expected to close in the second half of 2023.
Organizational structure
Aegon the Netherlands also operates through several other brands next to Aegon brand, including Knab, TKP Pensioen, Nedasco, and Robidus.
Aegon the Netherlands has four lines of business:
◆	Life
◆	Mortgages
◆	Banking
◆	Workplace Solutions
Aegon the Netherlands’ primary subsidiaries are:
◆	Aegon Bank N.V.
◆	Aegon Cappital B.V.
◆	Aegon Hypotheken B.V.
◆	Aegon Levensverzekering N.V.
◆	Aegon Schadeverzekering N.V.
◆	Aegon Spaarkas N.V.
◆	Nedasco B.V.
◆	Robidus Groep B.V.
◆	TKP Pensioen B.V.
Aegon the Netherlands is organized into Financial Assets and Strategic Assets.
The life insurance activities of Aegon the Netherlands are considered Financial Assets. Aegon has established a dedicated team to manage these businesses, which is responsible for maximizing its value,. Aegon selectively competes in the defined benefit market. This also includes supporting employers in their transition towards defined contribution solutions under the new pension agreement. New sales for these blocks are limited and focused on products with higher returns and a moderate risk profile: mainly immediate pensions annuities, indexations on existing group life contracts and risk insurance.
Strategic Assets are the businesses in which Aegon the Netherlands will invest to grow its customer base and increase margins. Aegon the Netherlands strategically focuses on the following business: Mortgages (Aegon Hypotheken), Banking (Knab); and Workplace solutions for employers. The last category consists of the following businesses: Aegon Cappital, TKP Pensioen, Aegon Schadeverzekering, Robidus, and Nedasco.
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

Aegon Annual Report on Form 20-F 2022 | 341

About Aegon	Governance and risk management	Financial information	Non-financial information

Overview of business lines
Life
Aegon the Netherlands’ Life entity (Aegon Levensverzekering) is managed as a Financial Asset. This means that the focus is on maximizing its value through active in-force management, disciplined risk management, and capital management actions. These actions focus on protecting the capital position, increasing capital generation, and reducing expenses by outsourcing the servicing of the life-books.
Pensions
In recent years there has been a shift from Defined Benefit (DB) pension plans to Defined Contribution (DC) pensions plans. In 2020, fundamental changes were proposed to the Dutch pension system. Although implementation has been delayed from 2026 to 2027, these changes include that new pension accrual is only allowed in DC schemes. As Aegon the Netherlands offers DC schemes through a separate legal entity - Aegon Cappital - the consequence for Aegon Levensverzekering is that all of its Group pension products will become service books.
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
The Group DB products that remain on the balance sheet of Aegon Levensverzekering are as follows:
◆	Separate account group contracts with individually determined asset investment strategies, profit sharing and guarantees
◆	Contracts with profit sharing based on a pre-determined interest rate
◆	DB subscriptions, a standardized product that offers a one-year guarantee
◆	Contracts without profit sharing
As the DB subscription product remains open for existing customers and, as some contracts have a due date in the future, there are still premiums received for these products.
Annuities
The actively sold products in this category are simple payout annuities and variable annuities without guarantees. These products are linked to DC schemes in which participants build up their capital and are obliged, by law, to purchase an annuity at the pension date. Participants can choose between a guaranteed annuity - where all risks are borne by Aegon - or a variable annuity without investment guarantees, where all risks are borne by the participant. Given that a significant shift has been observed toward DC schemes, these annuities are a natural driver of growth as they provide a solution for the payout phase. Annuity insurance also includes older products with guaranteed interest rates and profit sharing for which no new business is written.
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

342 | Aegon Annual Report on Form 20-F 2022

Additional information Overview of the Netherlands

Mortgages
Aegon the Netherlands offers mainly annuity and linear residential mortgages, while also catering to consumers requiring interest only mortgage loans. Mortgage loans are originated both as investments for Aegon the Netherlands’ insurance and bank entities as well as distributed to third-party investors. Such investors are provided access to this high-quality asset class through the Aegon Dutch Mortgage Fund, Robuust (a third-party label where Aegon has the exclusive right to purchase and distribute the mortgages receivables), SAECURE (Aegon’s Dutch residential mortgage-backed securities program), Aegon Bank N.V.’s covered bond program, and various bespoke structures to tailor to investors’ needs. Investors value our mortgage offering for the attractive spread and low credit-loss experience through disciplined underwriting. Consumers and independent financial advisors choose Aegon mortgages for the high quality of service, reliable operations, and accessibility through the economic cycle.
Banking
Introduced in 2012 and operating under Aegon Bank N.V.’s banking license, Knab was the first fully online bank in the Netherlands. Knab’s ambition is to be the online bank for entrepreneurs and their families. Knab focusses on digital innovation, human service, and user friendliness. As an online bank, Knab offers meaningful, understandable, and easy-to-use products and services for convenience today (such as payments and bookkeeping) and solutions for tomorrow helping customers to protect and grow their businesses and wellbeing (such as insurances and business loans). Knab aims to optimize wealth by closing the pension gap to help its customers to plan and attain their financial freedom in the future (such a savings, investments, and pension products).
Workplace solutions
Non-life
Accident and Health
Aegon the Netherlands offers disability and sick leave products to employers to cover payments to their employees that are not covered by social security and where the employer bears the risk. For some risks, employers can choose to use the government provided system, self-insure, or buy commercial insurance via, for instance, Aegon. Private insurance appeals to employers, because it offers a wider set of coverage options and can therefore be better tailored to the needs of the employer in protecting its employees. Waiver of pension premium in case of disability is offered through Aegon Cappital.
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
Through the service concepts, Aegon the Netherlands supports intermediaries with excellent digital processes to help their customers live their best lives. This is done by stimulating performance at sustainable levels for customers, intermediaries, and the insurer. In addition to the intermediary market, Aegon the Netherlands has further developed digital and online capabilities, especially as the direct market has sustained a sizable share in the overall distribution in the past years, in particular for the Motor segment. The direct market includes sales via Aegon’s own website and affiliates, as well as through aggregator websites.
Aegon Cappital
Aegon Cappital is a low-cost provider of DC pension schemes offered through intermediary advisors. Aegon Cappital offers DC pension schemes in a standardized subscription-based model and via customized contracts. The model enables employers to choose from a variety of contribution tables and social security offsets, while remaining flexible for regulatory changes, such as changes in pension age or fiscal contribution limits. Savings premiums are invested in life cycle funds managed by Aegon Investment Management B.V.
Aegon Cappital is one of the largest pension premium institutions (“PPIs”) in the Netherlands and benefits considerably from economies of scale. Aegon the Netherlands has identified this market as an opportunity for growth and intends to maintain its leadership position with Aegon Cappital in cooperation with other Aegon units. The volatile interest rate environment, which result in unpredictable DB pension costs for the employer did result in a continued shift from DB to DC schemes. In addition,

Aegon Annual Report on Form 20-F 2022 | 343

About Aegon	Governance and risk management	Financial information	Non-financial information

the fundamental changes of the Dutch pension system as of mid-2023 will add to this shift up until the implementation of the new pension system will be completed (January 1, 2027).
The schemes include disability and/or life insurance which are offered by partners Aegon Levensverzekering, Aegon Schadeverzekering, and Elips Life AG, and the option for participants to buy deferred annuities offered by partner Aegon Levensverzekering. The main risks for Aegon Cappital are operational and regulatory risk.
TKP Pensioen, Robidus, and Nedasco
TKP Pensioen is a top-three player in the Dutch market for pension administration. TKP Pensioen administers pension rights for several large company and industry pension funds, as well as other pension providers such as premium pension institutions. Their customers – 105,000 employers representing 3.8 million participants – rely on TKP Pensioen for correct and timely pension payments, and clear and accessible pension information and communication. This ranges from the mandatory pension statements to customer contact and digital customer services.
Robidus Groep advises corporations on the risks and associated costs of absenteeism and disability under Dutch social security legislation and acts as an insurance broker for income related insurances.
Nedasco is an intermediary service provider that is mainly active in non-life business domains.
Competition
Aegon the Netherlands faces strong competition in all markets from insurers, banks, investment companies, and pension funds. Its main competitors are NN Group, a.s.r., and Allianz Benelux.
Aegon has been a key player in the total life market for many years and was ranked fourth in 2021 based on gross premium income. The life insurance market in the Netherlands comprises of pensions and life insurance. The top-five life insurance companies in the Netherlands by gross premium income accounted for over 75% of total premium (Individual Life and Pensions) income in 2021. In the non-life market in 2021, Aegon the Netherlands is one of many insurers with a market share of around 5% in Income Protection and 1% in Property and Casualty Insurance, making it the fifth and nineteenth largest company in these markets respectively.
In the mortgage loans market, Aegon the Netherlands held a market share of over 6% based on new sales in 2021, making it the fifth-largest mortgage loan provider in the market. The top-three banks (ABN AMRO, ING Bank, and Rabobank) remain the largest mortgage loan providers in the market and competition is increasing from the entry of foreign competitors and capital pension funds.
Aegon the Netherlands’ share in the market for Dutch household savings was just over 2% in 2021, which is relatively small in comparison to the top-three which are ABN AMRO, ING, and Rabobank.
In the pensions market, the defined contribution (PPI) segment is set to grow further due to the fundamental changes of the Dutch pension system as of July 2023, with final implementation date 1 January 2027, and the demand for transparent and cost-effective pension products. Aegon Cappital is the number one in the market based on number of participants and the number two in the market based on assets under management in 2021.
The market for buy-outs is expected to be large and Aegon will deploy its capital strategically and participate selectively when it fits the strategy, meaning that value add for customers and growth of strategic assets will be the main considerations.
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

344 | Aegon Annual Report on Form 20-F 2022

Additional information Overview of the Netherlands

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
The following insurance entities of Aegon the Netherlands are subject to prudential supervision by the DNB:
◆	Aegon Levensverzekering
◆	Aegon Schadeverzekering
◆	Aegon Spaarkas
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
Solvency II
The Solvency II framework is described in more detail in the section “Regulation and supervision” of Aegon’s Annual Report 2022.
Aegon the Netherlands uses a partial internal model (PIM) to calculate the solvency position of its life insurance activities under Solvency II. The calculation includes the use of the volatility adjustment (VA) but does not include the use of any transitional measures. The initial internal model of Aegon the Netherlands was approved on November 26, 2015, by the supervisor, the DNB, as part of the Internal Model Application Process. Following the Internal Model Application Process, Aegon the Netherlands made several major changes to its PIM, which have all been approved by DNB.
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
Financial supervision of credit institutions
Pursuant to the SRM (Single Resolution Mechanism) Regulation and the BRRD (Banking Recovery and Resolution Directive), Aegon Bank N.V. is at all times required to meet a minimum amount of own funds and eligible liabilities (“MREL”), expressed as a percentage of the total liabilities and own funds. The DNB sets a level of minimum MREL on a bank-by-bank basis, where DNB will set a requirement for Aegon Bank N.V. that will become effective by January 1, 2024. This requirement is still to be finalized based on the annual Supervisory Review and Evaluation Process (“SREP”) decision in 2023.

Aegon Annual Report on Form 20-F 2022 | 345

About Aegon	Governance and risk management	Financial information	Non-financial information

The implementation of Basel IV in EU regulation will be completed through amendments in the Capital Requirements Regulation 3 (“CRR3”) and the Capital Requirement Directive 6 (“CRD6”) framework, for which EU Council agreed on its position on the implementation of the Basel III reforms. With the proposals made public the EU Council, it is ready to start negotiations with the European Parliament in order to agree on a final version of the texts, which are expected to be ready in 2023 or 2024 to become effective at a later date. The impact for Aegon Bank N.V. is expected to be limited or positive as it applies the Standardized Approach and is therefore not impacted by the output floor as would be the case for banks using the Internal Rating Based models. The proposed changes include, among others, stricter rules for internal models, a capital floor, and revisions to the standardized approaches for credit risk. Aegon Bank N.V. is expected to be mainly impacted by the changes in Standardized Approach (“SA”) for Credit Risk on mortgages where buckets and risk weights are revised versus the existing regulation.

346 | Aegon Annual Report on Form 20-F 2022

Additional information Overview of United Kingdom

Overview of United Kingdom
Aegon United Kingdom (Aegon UK) is the market-leading investment platform in the United Kingdom, providing a broad range of investment, retirement solutions, and protection products to individuals, advisers, and employers.
Aegon UK accesses customers through the workplace and retail financial advisers and has a market-leading position in each. It actively trades with over 4,000 advisers and around 10,000 employers giving it 4.1 million customers and GBP 187 billion assets under administration (AUA).
Aegon has designated the United Kingdom as a core market with strategic focus on growing the Workplace and Retail channels, and on retaining customers in its traditional insurance book. Aegon UK is viewed as a Strategic Asset, which Aegon plans to invest in with a view to growing the customer base, improving customer retention, and growing margins.
It employs over 2,500 people and its main offices are in Edinburgh, London, Peterborough, and Witham.
Organizational structure
Aegon UK plc is Aegon’s holding company in the United Kingdom. It was registered as a public limited company in December 1998. The leading operating subsidiaries, which all operate under the Aegon brand, are:

◆	Scottish Equitable plc
◆	Cofunds Limited
◆	Aegon Investment Solutions Limited
◆	Aegon Investments Limited
Overview of business Lines
Aegon UK operates a modern fee-based investment “platform” business along with a “traditional insurance” business.
Aegon UK’s platform business delivers a range of propositions through Workplace and Retail channels, together with protection products and an institutional trading platform business. This is supported by an investment solutions capability that allows customers to invest in proprietary Aegon funds, driving additional fee margin.
Aegon UK’s traditional insurance business consists of older contracts that are no longer actively marketed to new customers.
Overview of sales and distribution
Aegon UK has two principal distribution channels: the Workplace accessed through employers and Retail via financial advisers.
Aegon UK works with those employers and advisers to deliver an online experience for customers. The platform is designed to support customers throughout their life as needs evolve by providing a comprehensive range of products and funds, moving with them each time they change employers and allowing them to engage with different advisers.
This single set of products gives Aegon UK the flexibility required to support the modern, complex lives customers are living to and through retirement. Aegon UK is aiming to provide customers with the support they need to make the big financial decisions implicit in this life by embedding a digital first ecosystem of education, guidance, and advice to complement the comprehensive product offering.
Aegon UK is investing to capitalize on its strong positions in the Workplace and Retail markets, which are forecast to grow materially in the medium to long term.
Workplace channel
The Workplace channel provides UK-based employers with Workplace pensions and savings schemes. It allows Aegon UK to participate in the strongly growing auto-enrolment market by delivering a market leading financial wellbeing proposition allowing it to cost effectively acquire around 250,000 individual customer relationships every year.

Aegon Annual Report on Form 20-F 2022 | 347

About Aegon	Governance and risk management	Financial information	Non-financial information

Aegon UK has a leading position covering all major Workplace savings products and participates in both the small and medium-sized (SME) and large employer segments. A key driver of growth is in the Master Trust market, the fastest-growing sector of the UK Defined Contribution market, where Aegon UK has an established and market-leading offering.
Aegon UK works with leading employee benefits consultants and corporate advisers to provide a Workplace savings platform to employers such as WH Smith, EasyJet, and Skanska. This combines its core pension capabilities with Individual Savings Accounts (ISAs) and General Investment Accounts (GIAs), which allows employees to maximize their savings while employed.
At the heart of this is Aegon UK’s employee digital portal providing a personalized customer experience. This provides tools to enable employees to make more informed decisions. The portal also links into the wider engagement activities such as seminars in the workplace, and online innovations that help customers consolidate assets held elsewhere, increase their savings, and transition into retirement.
Aegon UK is investing in two key areas to drive differentiation:

◆
Personalized Member Experience – A series of developments to enhance our employee digital portal and app starting with the launch of a new digital financial education platform supported by live television events from Pension Geeks in 2022. This will be followed by a series of enhancements to digitize key journeys and enhance the tools/support provided to customers.

◆
Environmental, social, and governance (ESG) Integration – ESG is now integrated within our workplace default investments with c. GBP 15.6 billion of assets at December 31, 2022 in optimised and screeded strategies (2021: c. GBP 12.1 billion).

Retail channel
The Retail channel provides financial advisers and other institutions access to long-term savings and retirement products, through an open architecture investment platform. It aims to capitalize on the strong demand for advice, especially within the growing affluent population nearing and in retirement.
Aegon UK offers a comprehensive proposition allowing advisers to manage their clients’ long-term investments by offering equity trading, and a choice of over 4,500 investment options. Aegon UK is continuing to develop a strong range of own brand investment solutions and plans to extend them in 2023.
Aegon UK provides a technology platform that supports advisers and their customers in managing their finances and is integrated with the back offices of the advisers. The aim is to create a primary platform relationship, which positions Aegon UK to receive the majority of new business flows from the adviser partner.
Over 4,000 adviser firms have placed business with Aegon UK in the last year across a wide range of business models. These include leading wealth management firms such as Chase De Vere, financial services networks such as Quilter, and execution-only brokers.
Nationwide Building Society has been an important partner for Aegon UK since the relationship was established in 2017. An important dimension of the Nationwide partnership is the inclusion of Aegon UK’s own investment solutions.
Aegon UK’s investment in the retail channel focuses in two key areas:

◆	Delivering a program of enhancements to existing processes/journeys to drive value through existing adviser relationships.
◆
Transforming the user experience and core journeys for the core Aegon Retirement Choices/Aegon One Retirement offerings – this has been developed over the last two years and will be rolled out to advisers and customers during 2023 which will accelerate the pace of new proposition delivery.

Protection channel
Aegon UK offers a range of products for Retail customers, including life cover, critical illness, and income protection available through financial advisers. The target market is wealthier customers over the age of 40, where Aegon UK’s underwriting expertise helps it to provide a customer-centric proposition.
In addition, Aegon UK offers a range of protection products for small to medium-sized companies that wish to insure key personnel, complementing the core offerings in the Workplace channel.

348 | Aegon Annual Report on Form 20-F 2022

Additional information Overview of United Kingdom

Institutional channel
Aegon UK also participates in the institutional market in two areas where investment trading capability is provided to other parties who provide policy administration to the end-client:
◆	An institutional trading platform which powers 26 of the UK’s leading platforms, wealth management firms, and investment houses (for example Brooks Macdonald and Charles Stanley)
◆	An investment-only proposition for Workplace pension schemes, which provides access to insured funds for approximately 140 clients.
Competition
Aegon UK is well positioned for growth, possessing market leading positions with strong growth potential.
Aegon UK is unique in the way it supports intermediaries wishing to operate across channels providing an end-to-end customer experience.
In the Workplace market, Aegon UK provides employee benefits, engagement, and scheme governance. Competitors include Aviva, Legal & General and Willis Towers Watson.
In the Retail market, Aegon UK aims to become the “primary platform” for intermediaries and competitors include Fidelity, Transact, and Quilter.
Regulation and supervision
All relevant Aegon UK companies based in the UK are either: authorized by the Prudential Regulation Authority (PRA) and regulated by the Financial Conduct Authority (FCA) and the PRA; or authorized and regulated by the FCA, dependent on firm type.
The PRA is responsible for the prudential regulation of deposit takers, insurers, and major investment firms. The FCA is responsible for regulating firms’ conduct in Retail and Wholesale markets. It is also responsible for the prudential regulation of those financial services firms that do not come under the PRA’s remit.
The Aegon Master Trust is subject to regulatory oversight by The Pensions Regulator.
Following the United Kingdom’s exit from the European Union, financial regulation derived originally from EU legislation and has been retained by the United Kingdom. In light of their autonomy, the UK Government and Regulators reviewed the UK Regulatory Framework and are reverting to a model in which UK financial services Regulators lead on developing regulatory requirements for firms, subject to arrangements allowing for accountability to and scrutiny by HM Treasury and Parliament. In the long run, retained EU law will be repealed and replaced, or moved to the Regulators’ rulebooks. The Regulators and Government are also making targeted interventions to amend certain aspects of retained EU law, with changes in areas such as Solvency II.
Financial supervision of insurance companies
Scottish Equitable plc is authorized by the PRA and is subject to prudential regulation by the PRA and conduct regulation by the FCA. Every life insurance company licensed by and/or falling under the supervision of the PRA must file audited regulatory reports at least annually. These reports, are primarily designed to enable the PRA to monitor the solvency of the insurance company, and include a (consolidated) balance sheet, a (consolidated) income statement, a breakdown of the Solvency Capital Requirements, extensive actuarial information, and detailed information regarding the investments of the insurance company. With effect from December 31, 2022, Aegon UK is also subject to group supervision at the level of Aegon UK plc under the UK Solvency II regulations as a result of the UK exit from the EU.
Regulatory Solvency Requirements
The UK adopted Solvency II regulations and Binding Technical Standards as they stood at the end of the Brexit transition period on December 31, 2020, into UK law. Consequently, the United Kingdom continues to adopt regulatory solvency requirements which are broadly aligned to those under Solvency II. UK life insurance companies are required to maintain Own Funds which are sufficient to withstand a 1-in-200-year shock on a 1-year value-at-risk basis, subject to certain absolute minimum requirements.
One area of divergence is that the PRA now publishes its own Technical Information, including basic risk-free term structures, which must be used by UK Solvency II firms. The United Kingdom and the European Union are both conducting separate reviews of Solvency II which may lead to some further divergence.

Aegon Annual Report on Form 20-F 2022 | 349

About Aegon	Governance and risk management	Financial information	Non-financial information

Since the introduction of Solvency II on January 1, 2016, Scottish Equitable plc has been using the Aegon’s Partial Internal Model (PIM) to calculate its solo solvency position and its contribution to group solvency. Following the end of the Brexit transition period, the PRA approved the use of the existing PIM for the calculation of the solo regulatory solvency requirements of Scottish Equitable plc. Aegon UK intends to maintain close alignment of the UK PIM and Group PIM in the future, where this remains appropriate.
Scottish Equitable plc uses the Matching Adjustment in the calculation of the technical provisions for its annuities and uses the Volatility Adjustment in the calculation of the technical provisions for the With-Profits business with investment guarantees.
Regulatory requirements for investment firms
From January 1, 2022, the FCA’s Investment Firm Prudential Regime (IFPR) rules entered into force. These are relevant to Cofunds Limited, Aegon Investment Solutions Limited and Aegon Investments Limited. The IFPR rules establish minimum capital requirements as the higher of the Own Funds Requirement (OFR) and the Overall Financial Adequacy Requirement (OFAR). The OFR is the higher of the Fixed Overhead Requirement, the Permanent Minimum Requirement, or the new “K-factor” requirement (which replaced the credit risk requirement). The IFPR also replaces the Internal Capital Adequacy Assessment Process (ICAAP), with a new Internal Capital Adequacy and Risk Assessment (ICARA) process. The outcome of this assessment is the OFAR. Under ICARA, there is more focus on the impact of risks and the potential harm to clients, liquidity, wider markets, and the firm itself.

350 | Aegon Annual Report on Form 20-F 2022

Additional information Overview of International

Overview of International
Aegon International consists of Aegon’s three growth markets, Spain & Portugal, Brazil and China. It also includes Aegon’s businesses in Central and Eastern Europe, the high-net-worth (HNW) life insurance company Transamerica Life Bermuda (TLB), and some smaller ventures in Asia.
Aegon’s presence in the Spanish insurance market dates back to 1980. The activities in Spain (and Portugal) have developed largely through distribution partnerships with Spanish banks Banco Santander S.A. Operations in Asia were established in 2003, starting with a joint venture in China. Transamerica Life Bermuda (TLB), was established and incorporated in Hamilton, Bermuda in 2005. Its full-service branches in Hong Kong and Singapore were established in 2006.
In 2008, a joint venture in India was formed.
In November 2020, Aegon announced an agreement to sell its Central & Eastern European operations (Hungary, Poland, Romania, and Turkey) to Vienna Insurance Group AG Wiener Versicherung Gruppe, as part of its strategy to focus on three core markets (the United States, the United Kingdom, and the Netherlands), three growth markets (Spain & Portugal, Brazil, and China), and one global asset manager.
Since January 1, 2022, Mongeral Aegon Group (MAG Seguros) is reported as part of Aegon International. Aegon has a 54.9% economic interest, including 50% of the voting common shares, in MAG Seguros. The joint venture was formed in 2009 with local traditional group Mongeral, which was founded in 1835.
Organizational structure
The key lines of business within Aegon International are Spain & Portugal, TLB, China, and Brazil. The remaining business units are grouped in one category called “Others” for reporting purposes. The corresponding principal subsidiaries and affiliates (including Aegon’s ownership percentages, where relevant) are as follows:
Spain & Portugal:

◆	Aegon España S.A.U. de Seguros y Reaseguros (Aegon España Insurance and Reinsurance)
◆	Santander Generales Seguros y Reaseguros S.A. (Santander General Insurance and Reinsurance) (51%)
◆	Santander Vida Seguros y Reaseguros S.A. (Santander Life Insurance and Reinsurance) (51%)
◆	Aegon Santander Portugal Não Vida-Companhia de Seguros S.A. (Aegon Santander Portugal Non-Life Insurance Co.) (51%)
◆	Aegon Santander Portugal Vida-Companhia de Seguros de Vida S.A. (Aegon Santander Portugal Life Insurance Co.) (51%)
TLB:

◆	Transamerica Life (Bermuda) Ltd.
China:

◆	Aegon THTF Life Insurance Co., Ltd. (50%) in China
Brazil:

◆	Mongeral Aegon Seguros e Previdência S.A. (54.9%)
◆	Sicoob Seguradora de Vida e Previdência S.A. (27.5%)
Other subsidiaries:

◆	Aegon Towarzystwo Ubezpieczeń na Życie Spółka Akcyjna (Aegon Poland Life)
◆	Aegon Powszechne Towarzystwo Emerytalne Spółka Akcyjna (Aegon Poland Pension Fund Management Co.)
◆	Aegon Pensii Societate de Administrare a Fondurilor de Pensii Private S.A (Aegon Romania Pension Administrator Co.)
◆	Aegon Life Insurance Company Ltd. (49%) in India
◆	Aegon Insights Ltd
Overview of sales and distribution channels
Aegon International distributes its products directly to consumers (online and/or physical branches) and via banks, brokers, (tied) agents, and other digital/ e-commerce partners.

Aegon Annual Report on Form 20-F 2022 | 351

About Aegon	Governance and risk management	Financial information	Non-financial information

The sales and distribution channel mix varies per country, reflecting the differences in the local insurance markets.
Spain & Portugal
In Spain & Portugal, the life insurance and health products are sold by Santander Life Insurance and Reinsurance, whereas the non-life insurance (accident, home, unemployment, disability, critical illness dependency, and funeral) products are sold by Santander General Insurance and Reinsurance Company.
Unicaja Bank S.A. (previously Liberbank, S.A.) was another bancassurance partner of Aegon up until 2022. On July 30, 2021, a merger between Liberbank and Unicaja Bank was completed, with Unicaja being the acquiring legal entity. Liberbank has ceased to be a distinct legal entity and all of its assets and liabilities have been transferred to Unicaja. As a result of the merger, Unicaja Bank has had temporary bancassurance agreements with each of Aegon, MAPFRE and Santa Lucía. On May 23, 2022, Aegon announced it had decided to sell its 50% stake in the Spanish insurance joint venture with Liberbank to Unicaja Banco. The net proceeds of the transaction amount to EUR 145 million. The sale of the 50% stake in the joint venture with Liberbank was completed in October 2022 with net proceeds upstreamed to Aegon in December 2022.
Aegon España’s own distribution channel offers life, health, and pension products. The network of brokers and agents accounts for approximately 80% of the total sales of the fully owned subsidiary, and the remaining 20% is generated by the direct channel.
Central & Eastern Europe
Distribution channels in Central & Eastern Europe (CEE) are dominated by tied and external agents as well as brokers. In Romania, our main distribution channel is bancassurance, where we have partnerships with Banca Transilvania and Alpha Bank.
TLB and Aegon Insights
TLB distributes its life insurance products to HNW customers through targeted distribution relationships with selected local and international brokers, financial advisors, and via bancassurance channels.
With its singular focus on the HNW segment, TLB has extensive experience in handling large sums assured and complex cases supporting HNW customers’ legacy and business planning needs.
In October 2022, TLB reinsured its closed block of universal life (UL) insurance with Transamerica. Transamerica will manage this block as a financial asset, while TLB will continue to write new business on a selective basis.
Aegon Insights is a marketing, distribution, and administration services business operating in Asia Pacific. It primarily works with local insurers to develop tailored solutions to specific needs. The revenue is generated through underwriting reinsurance agreements and fee income. With changes in consumer preferences, Aegon made the strategic decision to discontinue Aegon Insights’ new business acquisition, while continuing to provide services to the existing customer base in Australia, Hong Kong, Indonesia, and Japan.
China: Aegon THTF
Aegon operates in China through a joint venture with Tongfang Co. Ltd., Aegon THTF Life Insurance Co., Ltd. (hereafter: Aegon THTF). The joint venture is licensed to sell life insurance, annuity, accident and health products in China. Since 2003, the company has expanded its network of branches, primarily in the coastal provinces of Eastern China. It has access to a potential market of approximately 700 million people.
Aegon THTF follows a multi-channel distribution strategy, including agency, brokers, banks, group sales and digital e-commerce platforms.
India: Aegon Life
Since 2008, Aegon operates in India through its joint venture with Bennett, Coleman & Co. Ltd. (BCCL). The joint venture, Aegon Life Insurance Company, Ltd. (hereafter: Aegon Life) has a mobile and digital consumer model, working through large-scale digital partners since December 2020.
Brazil: MAG Seguros
In Brazil, the joint venture has two major insurance companies generating revenue streams, MAG Seguros and Sicoob Seguradora. Together, they have 6 million clients in 2022. More than half of MAG Seguros’ annual new premium is sold by home-

352 | Aegon Annual Report on Form 20-F 2022

Additional information Overview of International

recruited individual brokers and market life insurance specialists, hosted in a proprietary environment called Sales Rooms. The independent investment agents are the second-largest distribution model, selling mostly term and whole life policies. The rest is spread among individual and/or group life products distributed through large brokerage firms, digital direct sales, and partners/cooperatives, including affinities and credit life in B2B2C models. Sicoob Seguradora distributes individual, group and credit life protection products in a bancassurance model through affiliate agencies to its cooperative associates.
Overview of business lines
Aegon International focuses on serving retail customers with individual life and different types of general, accident, and health insurances.
Life insurance, savings and protection
Spain & Portugal’s life insurance business comprises of life savings and individual and group protection products, where individual life-risk and health products form the larger part of the business. Customers’ savings needs are serviced by Aegon España through its affiliates, offering universal life and unit-linked products. Protection business, pursued both in Spain & Portugal, includes primarily life, health, accident, and disability cover distributed through the joint ventures and Aegon España’s own channels. These products can typically be complemented with critical illness, income protection, and other riders.
In Poland, Aegon focuses on unit-linked and traditional life products. The Romanian branch currently sells term life insurance policies with guaranteed interest, with or without a profit-sharing component.
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
In China, regular premium whole life products with increasing sum assured, whole life products with level sum assured, and whole life critical illness products are key products for many channels, such as agencies, banks, and brokers. Products such as participating annuity and endowment (via agency) are also offered. Single premium endowment is the key product offered in the banks channel, while the digital channel currently focuses on offering protection products, such as term life.
In India, Aegon Life currently offers Group term plans, individual term plans, and unit-linked life insurance plans.
In Brazil, most of the new businesses of MAG Seguros are individual life-risk products. The greater part of them are whole life or yearly renewable policies without cash value with riders such as temporary disability, critical illness, surgeries, or home services. Sicoob Seguradora sells individual and credit life policies. Both companies offer group life solutions for corporate markets.
Health insurance
Health insurance is primarily offered as riders on life insurance policies in Spain and China and as a standalone health insurance in Spain.
In Spain, health insurance is offered through Aegon’s own channels and through Santander’s branches. Aegon collaborates with medical partners across the country. In Portugal, it is also offered through Santander Totta’s distribution network.
Aegon THTF offers various kinds of health insurance, such as middle-end medical reimbursement, and short-term critical illness, mainly through agencies, brokers, banks, digital, and group channels.
In Brazil, MAG Seguros has developed a segment of portfolio within its life insurance operation called “Well being Pillar” aimed a target market of 100 million people underserved by public health and people that cannot afford a private health plan in Brazil. The main products offered are protection for disabilities – both permanent or temporary – critical illness, surgeries, services such as online medical consultations, and network of pharmacies discounts.

Aegon Annual Report on Form 20-F 2022 | 353

About Aegon	Governance and risk management	Financial information	Non-financial information

Pensions
As at December 31, 2022, Aegon managed the savings of approximately three million pension fund members in Spain and the CEE.
In Spain, customers’ pension saving needs are serviced by Aegon España through its managed pension funds.
Aegon’s pension business in CEE was impacted by reforms to the pension system during the past years. In 2022, Aegon was active in the (formerly mandatory) private pension market in Poland and Romania.
In Brazil, the joint venture operates pensions throughout several strategies. Its main company, MAG Seguros, partners with existing pension funds and offers embedded life and disabilities insurance within the pension funds’ new enrollee application form. MAG Seguros is currently leader in this segment.
General insurance
Aegon España has been offering general insurance products, mainly household protection, unemployment, accident, dependency, and funeral insurance, since 2013 through its joint ventures with Banco Santander.
Aegon THTF in China also offers short-term accident products.
Competition
Spain & Portugal
The Spanish insurance market is highly competitive. For traditional life, unit-linked variable life and pension products, the major competitors are retail bank-owned insurance companies. For health and general insurance products, the main competitors are both foreign and local companies. Aegon España is the exclusive provider of protection products to Banco Santander. The exclusive partnership also holds for Portugal. Key competitors for Aegon’s joint ventures with Banco Santander in Spain and Portugal are large traditional insurance companies.
Central & Eastern Europe
Aegon is the eleventh largest life insurance market participant in Poland (based on standardized APE), with PZU as a market leader. In Romania, Aegon ranks as the sixth player as of December 2022.
In the pension fund market in 2022, Aegon ranked fourth in Poland (open pension fund) and Romania (mandatory private pension scheme) in terms of both the number of participants and managed assets. Aegon has a smaller share in the voluntary pension market in Romania.
China
As of June 30, 2022, there were 91 life insurance companies in the market, including 64 domestic life companies and 27 foreign life insurers. Based on the gross written premium (GWP), Aegon THTF ranked forty-fourth among 73 companies that have published their GWP data and thirteenth among foreign life companies in China. Aegon THTF’s market share among foreign life insurers was 2.1% in terms of total premium.
India
There were 24 licensed life insurers in India at the end of August 2022. While the state-owned Life Insurance Corporation of India continues to hold a dominant share of 68% of the market share of the sector’s total new business premiums (both individual and group) during the period of April 2022 to August 2022. Private sector companies have grown only modestly to obtain more than 63% of the individual recurring new business premiums written (April 2022 to August 2022). Aegon Life India ranked twenty-third among private life insurers according to individual recurring premiums (April 2022 to August 2022).
TLB
TLB’s competitors in Asia have mainly been other global life insurance providers such as HSBC Life, Manulife Bermuda, and Sun Life Bermuda. The local subsidiaries of both Sun Life and Manulife, in addition to domestic insurers such as AIA, Great Eastern Life, Singapore Life, Generali, AXA, and FWD, have also been developing competitive offerings for the HNW market segment.
Brazil
In Brazil, MAG Seguros operates predominantly in life insurance. Although less than in the past, 65% of the market is still concentrated in bank-owned companies. With 18% of market share of the independent specialized life insurance companies,

354 | Aegon Annual Report on Form 20-F 2022

Additional information Overview of International

the joint venture ended during the first semester of 2022 holding the third position in the ranking, behind Prudential (34.6%) and Icatu (21.2%). The asset management company MAG Investimentos is ranked sixtieth in a market with 800 companies.
Regulation and supervision
Spain & Portugal, and Central & Eastern Europe
In the European Union, a single insurance company may only be licensed for and conduct either a life insurance business or a non-life insurance business, not both.
State supervision and oversight of the insurance industry is conducted by the following bodies and institutions:
◆	General Directorate of Insurance and Pension Funds (DGSFP) (Spain)
◆	The Insurance and Pension Funds Supervisory Authority (ASF) (Portugal)
◆	The Financial Supervision Authority (KNF) (Poland)
◆	Authority for Financial Supervision (ASF) (Romania)
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
China
China’s insurance industry is regulated by the China Banking and Insurance Regulatory Commission (CBIRC). In 2022, the CBIRC integrated and standardized supervision measures from related party transaction governance, product management, and sales behavior management. The CBIRC lowered the upper limit of the proportion of related party transactions on insurance funds, issued a “negative list” of life insurance products, and standardized insurance sales behavior for pre-sale, in-sale and after-sale.
Sales conduct compliance management is still the focus of supervision. According to the 2022 regulations and legislation work plan of the CBIRC, it will issue compliance management measures, insurance sales behavior management measures, consumer suitability management measures, and life insurance product information disclosure management measures.
India
Indian life insurance companies are regulated by the Insurance Regulatory and Development Authority of India (IRDAI). The IRDAI regulates, promotes, and encourages the orderly growth of insurance and reinsurance businesses in India. Established by the government of India, it safeguards the interests of the country’s insurance policyholders.
TLB
TLB is incorporated in Bermuda and regulated by the Bermuda Monetary Authority, the Regulator of the financial services sector in Bermuda. TLB has full-service branches which are registered and licensed in Hong Kong and Singapore, respectively. The Insurance Industry is regulated in Hong Kong by the Hong Kong Insurance Authority (HKIA) and in Singapore by the Monetary Authority of Singapore (MAS). Hong Kong’s Insurance Authority (IA) is currently developing HK RBC, a risk-based capital regime that is consistent with core principles issued by the International Association of Insurance Supervisors (IAIS). Under this regime, the capital requirements of licensed insurers will be determined based on the level of risk faced by the insurer. Once in effect, HK RBC will significantly transform the current capital framework defined in the Hong Kong Insurance Ordinance (HKIO). TLB is advanced in its RBC developments.
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

Aegon Annual Report on Form 20-F 2022 | 355

About Aegon	Governance and risk management	Financial information	Non-financial information

Brazil
In Brazil, Aegon has operations involving life insurance, non-life insurance, and supplementary private pension, as well as financial asset management and collection. Considering this portfolio of operations, the state supervision and oversight of Aegon’s companies is conducted by the following bodies and institutions:
◆	Private Insurance Superintendence (SUSEP) (Insurance and Open Private Pension)
◆	National Superintendence of Complementary Pensions (PREVIC) (Pension Funds)
◆	The Brazilian Central Bank (BACEN) (Collection)
◆	Securities and Exchange Commission (CVM) (Asset Management)
The authorities mentioned above have the right to investigate prudential activities and conduct, financial position and solvency, and compliance with all relevant laws.
Solvency II
The Solvency II insurance solvency regime became effective in European Economic Area (EEA) countries on January 1, 2016. Aegon’s EU-domiciled entities in Spain & Portugal, and Romania use the Standard Formula to calculate the solvency position of their insurance activities. Aegon Spain no longer applies the matching adjustment or transitional arrangements.
Aegon’s Asian insurance activities are included in Aegon’s Solvency II ratio through Deduction & Aggregation. For TLB, Deduction & Aggregation is applied using available and required capital as per the local Bermuda capital regime. The regulatory regime of Bermuda was granted full equivalence at the inception of Solvency II in 2016.

356 | Aegon Annual Report on Form 20-F 2022

Additional information Overview of Asset Management

Overview of Aegon Asset Management
Aegon Asset Management (Aegon AM) is an active global investor. Its 390 investment professionals manage and advise on assets of EUR 293 billion as at December 31, 2022, for a global client base of pension plans, public funds, insurance companies, banks, wealth managers, family offices, and foundations.
Organizational structure
Aegon AM provides investment management expertise to institutional and private investors around the world. It has offices in the United States, the Netherlands, the United Kingdom, China, Germany, Hungary, and Spain. Its investment capabilities are focused around four investment platforms, each with asset-class expertise: fixed income, real assets, equities, and multi-asset and solutions. Across these platforms, there is a common belief in fundamental, research-driven active management, underpinned by a focus on risk management and a strong commitment to responsible investing. Further to these investment platform, Aegon AM also operates a fiduciary business.
By organizing its investment teams globally, Aegon AM harnesses its expertise and research resources across regional boundaries. Aegon AM believes this enhances performance potential and generates better investment outcomes for clients. The four investment platforms are led globally by two chief investment officers who are part of the Global Board of Aegon AM. Aegon AM also has a Fiduciary services and multi-manager business in the Netherlands.
Aegon AM holds two key strategic partnerships:
◆	In China, Aegon AM owns 49% of Aegon Industrial Fund Management Company (AIFMC), a Shanghai-based asset manager that offers mutual funds, segregated accounts, and advisory services
◆
In France, Aegon AM owns 25% of La Banque Postale Asset Management (LBPAM). LBPAM offers a comprehensive range of investment strategies to French institutional clients and to retail investors through La Banque Postale group’s retail banking network and affiliated insurance company Caisse Nationale de Prévoyance (CNP)

Aegon AM’s main entities are Aegon USA Investment Management LLC, Aegon USA Realty Advisors LLC, Aegon Investment Management B.V., Aegon Asset Management UK plc, and Aegon Investment Management (Shanghai) Ltd. (a wholly foreign-owned enterprise).
In November 2020, Aegon announced an agreement to sell its Central & Eastern European operations (Poland, Romania, Turkey, and Hungary) to Vienna Insurance Group AG Wiener Versicherung Gruppe, as part of its strategy to focus on three core markets (the United States, the United Kingdom, and the Netherlands), three growth markets (Spain & Portugal, Brazil, and China), and one global asset manager. The asset management division (Aegon Hungary AM Company Zrt.) was included in this transaction.
On October 27, 2022, Aegon agreed an exclusive long-term partnership with a.s.r. to manage the illiquid investments that are part of the general account of the combined businesses, subject to regulatory approvals. In addition, it will continue to be the asset manager for the investments of Aegon Cappital’s PPI proposition and will take over the management of a.s.r.’s mortgage funds. Through these steps, Aegon AM will further strengthen its position as a provider in the Dutch market of fiduciary services, retirement multi-assets and solutions, fixed income, including alternative fixed-income investments and responsible investing.
In 2020, Aegon supported a restructuring of LBPAM’s insurance-related Euro fixed income asset management activities, contributing them to a joint venture (“Ostrum”) with Natixis. In October 2021, as part of a larger strategic restructuring of French state-owned banking and insurance companies, LBP (who owns 70% of our LBPAM JV, alongside AAM’s 25% stake and Malakoff Humanis’ 5% stake) announced that it will take full control of insurer CNP, and LBPAM will sell its 45% stake in Ostrum to Natixis (as a result of which Natixis will own 100% of the shares in Ostrum). This resulted in an EUR 50 billion transfer of Assets under Management from LBPAM to Natixis.
Aegon AM has a global operational management board (Global Board). The strategic direction and global oversight of business performance is executed by this Global Board, which has both global and local roles and responsibilities. This board is supported by several sub-committees. Members of the Board are appointed by Aegon N.V., The Risk Advisory Committee and the Remuneration Committee. This supports Aegon’s oversight of Aegon AM.

Aegon Annual Report on Form 20-F 2022 | 357

About Aegon	Governance and risk management	Financial information	Non-financial information

Overview of sales and distribution channels
Aegon AM uses both institutional and wholesale distribution channels combining a global perspective with a focus on local relationships in the Americas, Europe and Asia. Client types include banks, pensions funds, insurance companies, fiduciary managers and Outsourced Chief Investment Officers (OCIO’s), family offices, investment consultants, wealth managers, charities, foundations, and endowments, third-party investment platforms, as well as its affiliated companies and joint ventures.
Overview of business lines
Aegon AM has three distinct business lines:
Third-party business accounts for approximately 48% of its Assets under Management (AuM) as at December 31, 2022. The main sources for this include third-party business where Aegon AM distributes its investment strategies directly to its clients. The wholesale businesses typically sell collective investment vehicles to customers through wholesale distributors and independent intermediaries. The asset classes are fixed income, equities, real assets, and multi-asset and solutions with fund performance usually measured against a benchmark or peer group. The institutional businesses typically sell their services to large insurance companies, fiduciary managers, and OCIOs and pension funds. Aegon AM manages a full range of asset classes and manages the strategies against objectives, targets and risk profiles agreed with clients. It offers both absolute and relative return products.
Affiliates also source third-party business in areas where Aegon AM manages funds for Aegon insurers and retirement companies approximately 21%. These funds have various legal structures and performance is usually measured against a benchmark or peer group. The main asset classes include fixed income, equities, real estate, and multi-asset.
The Aegon general account is the third source approximately 31%. This consists of funds held on the balance sheet of Aegon’s insurance companies to back policyholder liabilities, typically when the insurer has given the policyholder a guarantee. These assets are managed to match the insurers’ liabilities. As a rule, general account assets are managed in a closed architecture structure, and the main asset classes are fixed income and real assets. Furthermore, Aegon AM manages the general account derivatives book of Aegon the Netherlands until the closing of the a.s.r partnership after which this activity will be transitioned to a.s.r.
Competition
Aegon AM competes with other asset management companies to acquire business from Aegon customers in the open-architecture parts of the affiliate business and from third parties.
In the United States, Aegon AM focuses on offering investors fixed income, equity, and real estate related strategies. It works directly with pension funds, insurance companies, family offices, endowments, and foundations as well as investment consultants within the institutional market. In the wholesale market, Aegon AM works as a sub-advisor with its insurance company affiliates and other partners to offer competitive and relevant strategies for its client base. It also works with investment consultants and other partners to offer products to third-party institutions. Primary competitors in the United States include AllianceBernstein, BlackRock, Invesco, JP Morgan, Legg Mason, Principal, PIMCO, and PGIM.
In continental Europe, Aegon AM focuses on offering investors fixed income, equities, real estate, and multi-asset and solutions strategies to institutional and wholesale clients, and through its affiliated insurance company to retail clients. In the Netherlands, Aegon AM also offers fiduciary services to institutional clients. In the third-party institutional market, it competes with domestic and global asset managers, as well as with fiduciary and balance sheet managers. Competition continues to be strong in the institutional market due to both the ongoing consolidation of pension funds and the growing service requirements of pension fund clients. Primary competitors in the Netherlands include BlackRock, Robeco, NN Investment Partners, Achmea, and Kempen.
In the United Kingdom, Aegon AM focuses on offering investors fixed income, equities, real estate, and multi-asset and solutions strategies. It serves institutional clients and their advisors and is active in the wholesale market. Primary competitors in the United Kingdom include Aberdeen, LGIM, Janus Henderson and M&G.
In mainland China, AIFMC focuses on Chinese equity, fixed income, multi-asset and money market strategies. It competes against a wide range of locally based asset managers including Alibaba’s Yuebao fund, China Universal Asset Management, E Fund Management, Fullgoal Fund Management, and Yinhua Fund Management. The company’s products are distributed through banks, securities brokers, and digital platforms.

358 | Aegon Annual Report on Form 20-F 2022

Additional information Overview of Asset Management

In France, La Banque Postale Asset Management services private investors through La Banque Postale’s retail banking network, representing LBPAM and Aegon AM-advised strategies. In the institutional market, it also offers investment strategies from Aegon AM to compete for affiliate and third-party insurance and pension clients with large local asset managers and specialized international competitors. In France, primary competitors include Amundi Asset Management, AXA Investment Management, and BNP Paribas Investment Partners. In the course of the second half of 2022, LBPAM has sold its 45% stake in Ostrum Asset Management, a joint-venture with Natixis that focuses on providing public market fixed-income asset management and operational investment services to insurance companies.
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

Aegon Annual Report on Form 20-F 2022 | 359

About Aegon	Governance and risk management	Financial information	Non-financial information

Risk factors Aegon N.V.
Aegon faces numerous risks, some of which risks may arise from internal factors, such as failures of compliance systems and other operational risks. Other risks may arise from external factors, such as developments in financial markets, the business and/or political environment, economic trends, politics and regulations. Any of the risks described below, whether internal or external, may materially and adversely affect the Company’s operations, its earnings, the value of its investments, the sale of certain products and services or its ability to fulfil its obligations in respect of securities issued or guaranteed by it. The market price of Aegon securities could decline due to any of the risks described in this section and investors could lose some or all of the value of their investments. Additional risks of which Aegon is not presently aware could also materially and adversely affect its operations and share price. As with all businesses, Aegon is inherently exposed to risks that may only become apparent with the benefit of hindsight.
This chapter groups the risk factors into different categories based on the origin of the risk, while recognizing that the identified risk factor can have broader consequences, e.g. developments on financial markets (included under financial risks) can impact policyholder behavior (included under underwriting risk). The categories used are: 1) financial risks, 2) underwriting risks, 3) operational risks, 4) political, regulatory and supervisory risks, 5) legal and compliance risks, and 6) risks relating to Aegon’s common shares. Within each category, the most material risk factors are presented first. The order in which the remaining risk factors are presented is not necessarily an indication of the likelihood of occurrence or the potential magnitude of the consequences of the materialization of risks, as that can rarely be determined with any degree of certainty. Furthermore, risks with a low likelihood can have a large impact should they materialize.
Summary
The risk factors cover the following topics in the designated categories:
1. Financial risks
◆	Rapidly rising interest rates
◆	Interest rate volatility, and sustained low or negative interest rate levels
◆	Disruptions in the global financial markets and general economic conditions
◆	Higher inflation
◆	Illiquidity of certain investment assets
◆	Credit risk, declines in value and defaults in Aegon’s debt securities, private placements, mortgage loan portfolios and other instruments or the failure of certain counterparties
◆	Decline in equity markets
◆	Downturn in the real estate market
◆	Default of a major market participant
◆	Failure by reinsurers to which Aegon has ceded risk
◆	Downgrade in Aegon’s credit ratings
◆	Fluctuations in currency exchange rates
◆	Unsuccessful management of derivatives
◆	Subjective valuation of Aegon’s investments, allowances and impairments
2. Underwriting risks
◆	Differences between actual claims experience/underwriting and reserve assumptions
◆	Products with guarantees
◆	Restrictions on underwriting criteria and the use of data
◆	Unexpected return on offered financial and insurance products
◆	Reinsurance may not be available, affordable, or adequate
◆	Catastrophic events
3. Operational risks
◆	Competitive factors
◆	Difficulty in managing the company’s acquisitions and divestments
◆	Difficulties in distributing and marketing products through its current and future distribution channels.
◆	Inability to adapt to and apply new technologies
◆	Failure of data management and governance
◆	Epidemics or pandemics

360 | Aegon Annual Report on Form 20-F 2022

Additional information Risk factors Aegon N.V.

◆	Unsuccessful in managing exposure to climate risk and adequately adapting investment portfolios
◆	Unidentified or unanticipated risk events
◆	Failure of Aegon’s information technology or communications systems
◆	Computer system failure or security breach
◆	Breach of data privacy or security obligations
◆	Inaccuracies in econometric, financial, or actuarial models, or differing interpretations of underlying methodologies
◆	Inaccurate, incomplete or unsuccessful quantitative models, algorithms or calculations
◆	Issues with third party providers, including events such as bankruptcy, disruption of services, poor performance, non-performance, or standards of service level agreements not being upheld
◆	Inability to attract and retain personnel
4. Political, regulatory and supervisory risks
◆	Requirement to increase technical provisions and/or hold higher amounts of regulatory capital as a result of changes in the regulatory environment or changes in rating agency analysis
◆	Political or other instability in a country or geographic region
◆	Changes in accounting standards
◆	Inability of Aegon’s subsidiaries to pay dividends to Aegon N.V.
◆	Risks of application of intervention measures
5. Legal and compliance risks
◆	Unfavorable outcomes of legal and arbitration proceedings and regulatory investigations and actions
◆	Changes in government regulations in the jurisdictions in which Aegon operates
◆	Increased attention to ESG matters and evolving ESG standards and requirements
◆	Tax risks
◆	Judgments of US courts may not be enforceable against Aegon in Dutch courts
◆	Inability to manage risks associated with the reform and replacement of benchmark rates
◆	Inability to protect intellectual property
6. Risks relating to Aegon’s common shares
◆	Volatility of Aegon’s share price
◆	Offering of additional common shares in the future
◆	Significant influence of Vereniging Aegon over Aegon’s corporate actions
◆	Currency fluctuations
◆	Influence of Perpetual Contingent Convertible over the market price for Aegon’s common shares
Financial risks
Rapidly rising interest rates may adversely affect Aegon’s profitability and available liquidity.
Aegon uses derivative instruments to help manage interest rate risk. In periods of rapidly rising rates Aegon is required to post collateral under these derivative contracts, which can cause a strain on liquidity, as experienced in 2022. In addition, rapidly rising interest rates can cause policy loans, surrenders and withdrawals to increase. This activity may result in cash payments by Aegon requiring the sale of invested assets at a time when the prices of those assets are affected adversely by the increase in market interest rates. This may result in realized investment losses.
These cash payments to policyholders also result in a decrease in total assets. Early withdrawals may also require accelerated amortization of deferred policy acquisition costs (‘DPAC’), which in turn reduces net result.
In addition, if interest rates rise, unrealized losses on assets carried at fair value will be recorded in other comprehensive income (available-for-sale investments) as losses (investments at fair value through profit or loss) under International Financial Reporting Standards as issued by the IASB (‘IFRS’). This is inconsistent with the IFRS accounting on much of Aegon’s liabilities, where corresponding economic gains from higher interest rates do not affect shareholders’ equity or net income in the shorter term. Such temporal mismatch could cause Aegon’s results of operations to fluctuate significantly in the short-term.
Interest rate volatility and sustained low or negative interest rate levels may adversely affect Aegon’s profitability and shareholders’ equity.
Aegon is exposed to interest rate risk as both its assets and liabilities are sensitive to movements in long- and short-term interest rates as well as to changes in the volatility of interest rates.

Aegon Annual Report on Form 20-F 2022 | 361

About Aegon	Governance and risk management	Financial information	Non-financial information

During periods of decreasing interest rates, sustained low or even negative interest rates, Aegon may not be able to preserve profit margins in spread-based businesses due to the existence of minimum interest rate guarantees and minimum guaranteed crediting rates provided in policies. Investment earnings may be lower because the interest earnings on new fixed-income investments are likely to have declined with the market interest rates. A prolonged low or even negative interest rate environment may also result in a lengthening of maturities of the policyholder liabilities from initial estimates, due to lower policy lapses and longer duration of annuities. In this context, negative interest rates have comparable but larger impacts than low but positive rates.
Particularly during periods of low interest rates, in-force life insurance and annuity policies may be relatively more attractive to consumers due to built-in minimum interest rate guarantees, resulting in increased premium payments on products with flexible premium features and a higher percentage of insurance policies remaining in force year-to-year. The majority of assets backing the insurance liabilities are invested in fixed-income securities.
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
Aegon’s profitability and financial condition may be materially affected by uncertainty, fluctuations or negative trends in general economic conditions, such as economic growth, levels of unemployment, consumer confidence, inflation and interest rate levels in the countries in which Aegon operates. Continuing global economic and geopolitical volatility (including the conflict between Ukraine and Russia), rising inflation and interest rates, for example, have caused significant volatility and disruption in the financial markets.
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
Inflation has recently increased in the major global economies. It is driven by many factors, such as supply chain disruption, energy and commodity costs. While it remains uncertain whether inflation increases are transitionary or lasting, central banks have started to increase interest rates and adjust monetary policies to combat inflation.
A high inflation environment can adversely affect Aegon directly through higher claims and higher expenses or through broader macro-economic impacts that are associated with high inflation, such as a reduction to the market value of assets.
Certain products Aegon offers have a direct or very strong link to inflation, most notably index linked pension products. Other products have a correlation to inflation over the longer term, such as long term care products. It is Aegon’s practice to hedge

362 | Aegon Annual Report on Form 20-F 2022

Additional information Risk factors Aegon N.V.

the indexation of pension products but it is not possible to hedge the inflation associated with long term care products as no instrument exists to match this risk. Aegon mitigates this risk by close management of claims costs and benefits in the US.
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
Any security Aegon issues in significant volume may be issued at higher financing costs if funding conditions are impaired. The necessity to issue securities can be driven by a variety of factors; for instance, Aegon may need liquidity for operating expenses, debt servicing and the maintenance of capital levels of insurance subsidiaries. If impaired funding conditions were to persist, Aegon may need to sell assets substantially below the prices at which they are currently recorded to meet its insurance obligations.
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
Aegon’s investments are subject to credit risks, decline in value and defaults in debt securities, private placements, mortgage loan portfolios and other instruments held in Aegon’s general and separate accounts, or the failure of certain counterparties, may have a material adverse effect on Aegon’s businesses, profitability, cash flows and financial condition.
Credit risk is the risk of loss resulting from the default by, or failure to meet contractual obligations of, issuers and counterparties. Aegon also considers credit risk to include spread risk, that is, a decline in the value of a bond due to a general widening of credit spreads. For general account products, Aegon typically bears the risk for investment performance equaling the return of principal and interest on fixed income instruments. Aegon is exposed to credit risk on its general account fixed-income portfolio (debt securities, mortgages, consumer loans and private placements), over-the-counter (‘OTC’) derivatives and reinsurance contracts. In addition, financial institutions acting as a counterparty on derivatives may not fulfill their obligations. Default by issuers and counterparties on their financial obligations may be due to, among other things, bankruptcy, lack of liquidity, or operational failures, and any collateral or security they provide may prove inadequate to cover their obligations at the time of the default. Losses in excess of predicted losses due to any such default or series of defaults by issuers or counterparties may have a material adverse effect on Aegon’s profitability and financial condition.
Additionally, Aegon is indirectly exposed to credit risk on the investment portfolios underlying separate account liabilities. Changes to credit risk can decrease the value of fixed interest assets in the separate accounts. Reduced separate account values will decrease fee income and may accelerate DPAC amortization. In addition, certain separate account products sold in the United States and the Netherlands include guarantees that protect policyholders against some or all of the downside risks in their separate account portfolios. Revision of assumptions might also affect the DPAC amortization schedule. These factors may have a material adverse effect on Aegon’s profitability and financial position.

Aegon Annual Report on Form 20-F 2022 | 363

About Aegon	Governance and risk management	Financial information	Non-financial information

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
Aegon’s investment portfolio has a large exposure to the residential real estate market in the Netherlands through the residential mortgages sourced by Aegon and the AMVEST funds. Aegon also has exposure to the real estate market in the US through commercial mortgage loans. Risks for Aegon in the US and the Netherlands in the event of a downturn in the real estate market include lower returns or valuation losses on its mortgage portfolio, lower real estate valuations, lower margins due to higher prepayment in the mortgage portfolio in the event of lower interest rates and increased payment defaults.
The default of a major financial market participant and systemic risk may disrupt the markets and affect Aegon.
The failure of a sufficiently large and influential financial market participant may disrupt securities markets or clearing and settlement systems in Aegon’s markets. This may cause market declines or volatility. Such a failure may lead to a chain of defaults that may adversely affect Aegon and Aegon’s contract counterparties. In addition, such a failure may impact future product sales as a potential result of reduced confidence in the insurance industry. The default of one or more large international financial institutions, which may result in disruption or termination of their cash, custodial and/ or administrative services, may also have a material adverse impact on Aegon’s ability to run effective treasury and asset management operations.
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
Aegon’s insurance subsidiaries cede premiums to other insurers under various agreements that cover individual risks, group risks or defined blocks of business, on a co-insurance, yearly renewable term, excess or catastrophe excess basis. The purpose of these reinsurance agreements is to spread the risk and offset the effect of losses. The amount of each risk retained depends on an evaluation of the specific risk, which is subject, in certain circumstances, to maximum limits based on the characteristics of coverage. Under the terms of the reinsurance agreements, the reinsurer agrees to reimburse for the ceded amount in the event a covered claim is paid. However, Aegon’s insurance subsidiaries remain liable to their policyholders for ceded insurance if any reinsurer fails to meet the obligations assumed by it. A bankruptcy or insolvency or inability of any of Aegon’s reinsurance counterparties to satisfy its obligations may have a material adverse effect on Aegon’s financial conditions and results of operations.

364 | Aegon Annual Report on Form 20-F 2022

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
Reference is made to section “Capital and liquidity management” for Aegon’s current credit ratings.
Fluctuations in currency exchange rates may affect Aegon’s financial condition and reported results of operations.
As an international group, Aegon is subject to foreign currency translation risk. At a local level, assets allocated to equity are kept in local currencies to the extent shareholders’ equity is required to satisfy regulatory and Aegon’s self-imposed capital requirements. Therefore, currency exchange rate fluctuations may affect the level of Aegon’s consolidated shareholders’ equity as a result of translation of the equity of Aegon’s subsidiaries into euro, Aegon’s reporting currency. Aegon holds the remainder of its consolidated capital base (capital securities, subordinated and senior debt) in various currencies in amounts that are targeted to correspond to the book value of Aegon’s business units. This balancing is intended to mitigate currency translation impacts on equity and leverage ratios. Foreign currency exposure also exists when policies are denominated in currencies other than Aegon’s functional currency. Currency risk in the investment portfolios backing insurance and investment liabilities is managed using asset liability matching principles. Aegon may also hedge proceeds from divestments or the foreign exchange component of expected dividends from its principal business units that maintain their equity in currencies other than the euro.
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
Aegon is exposed to changes in the fair value of its investments, as a result of the impact of interest rate, equity markets and credit spread changes, currency fluctuations and changes in mortality and longevity. Aegon uses common financial derivative instruments, such as swaps, options, futures, and forward contracts, to hedge some of the exposures related to both investments backing insurance products and Company borrowings. Aegon may not be able to manage these asset liability management risks associated with these activities successfully through the use of derivatives. In addition, a counterparty may fail to honor the terms of its derivatives contracts with Aegon. In addition clearing members and clearing houses may terminate their derivatives contracts with Aegon. Aegon’s inability to manage risks successfully through derivatives, a counterparty’s failure to honor Aegon’s obligations or a systemic risk that is transmitted from counterparty to counterparty may each have a material adverse effect on Aegon’s businesses, net result and financial condition.

Aegon Annual Report on Form 20-F 2022 | 365

About Aegon	Governance and risk management	Financial information	Non-financial information

Valuation of Aegon’s investments, allowances and impairments is subjective, and discrepant valuations may adversely affect Aegon’s net result and financial condition.
The valuation of many of Aegon’s financial instruments is based on subjective methodologies, estimations, and assumptions. Changes to investment valuations may have a material adverse effect on Aegon’s net result and financial condition. In addition, the determination of the amount of allowances and impairments taken on certain investments and other assets is subjective and based on assumptions, estimations and judgments that may not reflect or correspond to Aegon’s actual experience, any of which may materially impact Aegon’s net result or financial condition.
Underwriting risks
Aegon’s reported results of operations and financial condition may be affected by differences between actual claims experience and underwriting and reserve assumptions both due to incurred gains/losses and from potential changes in best estimate assumptions that are used to value insurance liabilities.
There is a risk that the pricing of Aegon’s products turns out to be inadequate if the assumptions used for pricing do not materialize. Aegon’s earnings depend significantly on the extent to which actual claims experience is consistent with the assumptions used in setting the prices for Aegon’s products and the extent to which the established technical provisions for insurance liabilities, both under IFRS and statutory reporting, prove to be sufficient. If actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, Aegon’s net income would be reduced. Furthermore, if less favorable claims experience became sustained, Aegon may be required to change its best estimate assumptions with respect to future experience, potentially increasing the technical provisions for insurance liabilities, which may reduce Aegon’s net income and solvency ratio. In addition, under IFRS17 the Contractual Service Margin (‘CSM’), established on transition or when writing new business represents the unearned profit that the company expects to earn in the future. If the assumptions relating to this future profitability (such as future claims, investment net income and expenses) are not realized, this can lead to changes in the CSM changing future profitability and if the CSM turns negative triggering onerous contracts leading to an immediate loss. This may have a material adverse effect on Aegon’s results of operations and financial condition.
Sources of underwriting risk include policyholder behavior (such as lapses or surrender of policies), policy claims (such as mortality and morbidity) and expenses. In most cases, the expectations for these risks are used to calculate the technical provisions so the main risk is if the realizations turn out different than what was expected. For some product lines, Aegon is at risk if policy lapses increase, as sometimes Aegon is unable to fully recover up-front sales expenses despite the presence of commission recoveries or surrender charges and fees. In addition, some policies have embedded options which at times are more valuable to the client if they stay (lower lapses) or leave (higher lapses), which may result in losses to Aegon’s businesses. Aegon sells certain types of policies such as term life insurance and accident insurance, whose profitability is at risk if mortality or morbidity increases. Aegon also sells certain other types of policies, such as annuity products, that are at risk if mortality decreases (longevity risk). For example, certain current annuity products, as well as products sold in previous years, have seen their profitability deteriorate as longevity assumptions have been revised upward. Despite the disruption caused by the COVID-19 pandemic, it remains likely for the long-term trend toward increased longevity to continue, such that Aegon’s annuity products may continue to experience adverse effects due to longer expected benefit payment periods. Aegon is also at risk if expenses are higher than assumed.
Some of Aegon’s products have guarantees that may adversely affect its results of operations, financial condition or liquidity.
Some products, particularly Aegon’s variable annuity products in the US and defined benefit pension business in the Netherlands, include death benefit guarantees, guarantees of minimum surrender values or income streams for stated periods or for life, which may be more than account values. These guarantees are designed, among other things, to protect policyholders against downturns in equity markets and interest rates. The value of the guarantees depends on market prices of such products. Failure to re-price the products following a fall in interest rates or a move into more volatile markets could result in Aegon writing business at a loss and potentially writing higher volumes of loss making business if competitors re-price their products. Alternatively, if competitors re-price their products on aggressive pricing terms, then Aegon may be pressured to re-price with less favorable terms than it is willing to take without the pressure. Each of these circumstances may adversely affect Aegon’s results of operations, financial condition or liquidity.
Restrictions on underwriting criteria and the use of data may adversely impact Aegon’s results of operations.
Some jurisdictions impose restrictions on particular underwriting criteria, such as gender or race, or use of genetic test results, for determination of premiums and benefits of insurance products. Such restrictions, now or in the future, could adversely impact Aegon’s results of operation if it is unable to take into consideration all factors that potentially bear correlation with

366 | Aegon Annual Report on Form 20-F 2022

Additional information Risk factors Aegon N.V.

risk. Further developments in underwriting, such as automation and use of additional types and sources of data, may also be affected by future regulatory developments regarding privacy and other restrictions with respect to the use of personal data.
Aegon’s products may not achieve expected returns and Aegon may be confronted with litigation and negative publicity.
Aegon may face lawsuits from customers and experience negative publicity if Aegon’s products fail to perform as expected, regardless of the suitability of products for customers or the adequacy of the disclosure provided to customers by Aegon and by the intermediaries who distribute Aegon’s products. Products that are less well understood and that have a lower performance track record may be more likely to be the subject of such lawsuits. Any such lawsuits, court judgments and regulatory fines may have a material adverse effect on Aegon’s results of operations, corporate reputation, and financial condition.
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
Aegon’s results of operations and financial condition may be adversely affected by volatile natural and man-made disasters such as hurricanes, windstorms, earthquakes, terrorism, cyber-crime, riots, wars, fires and explosions, pandemics, and other catastrophes. Over the past several years, the presumed effects of climate change have started to become noticeable in the form of more extreme weather patterns, adding to the unpredictability and frequency of natural disasters in certain parts of the world and creating additional uncertainty as to future trends and exposure. Aegon is also exposed to the risk of epidemics or pandemics occurring in one or more of the countries in which Aegon operates or globally. For instance, Aegon can be impacted through higher mortality rates in the countries in which it operates and through lower sales and higher lapses on its products due to limitations on customer interactions, pressure on customer income and increased uncertainty. Such events may lead to considerable financial losses to Aegon’s businesses. These catastrophic events may also lead to adverse market movements which increase the adverse impacts to Aegon’s financial position. For instance, the prices and credit quality of investments can be impacted. In addition, monetary policy measures from central banks can result in fluctuations in interest rates, as Aegon recently experienced in a post lock-down world combined with the effects of the war in Ukraine. Furthermore, natural disasters, pandemics, terrorism, civil unrest, military actions, acts of war and fires may disrupt Aegon’s operations and result in significant loss of property, key personnel, and information about Aegon and its clients. If its business continuity plans have not included effective and sufficient contingencies for such events, Aegon may also experience business disruption and damage to its corporate reputation and financial condition.
Operational risks
Competitive factors may adversely affect Aegon’s market share and profitability.
Competition in Aegon’s business segments is based on service, product features, price, commission structure, financial strength, claims paying ability, ratings, and name recognition. Aegon faces intense competition from a large number of other insurers, as well as non-insurance financial services companies such as banks, broker-dealers and asset managers, for individual customers, employers, other group customers, and agents and other distributors of insurance and investment products. Consolidation in the global financial services industry can enhance the competitive position of some of Aegon’s competitors by broadening the range of their products and services and increasing their distribution channels and their access to capital. New competitors backed by private equity investors may lead to further pressure on Aegon’s margins. In addition, development of alternative distribution channels for certain types of insurance and securities products, including use of digital technologies and platforms, may result in increasing competition as well as pressure on margins for certain types of products. Traditional distribution channels are also challenged by a ban on sales-based commissions in some countries. These competitive factors may result in increased pricing pressures on Aegon’s products and services, particularly as competitors seek to win market share. This may harm Aegon’s ability to maintain or increase profitability.
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

Aegon Annual Report on Form 20-F 2022 | 367

About Aegon	Governance and risk management	Financial information	Non-financial information

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
Over time, Aegon has made a number of acquisitions and divestments around the world and it is possible that Aegon may make further acquisitions and divestments in the future. Acquisitions and divestments involve risks that may adversely affect Aegon’s results of operations and financial condition. These include: the potential diversion of financial and management resources from existing operations; difficulties in assimilating or disentangling operations, technologies, products and personnel; significant delays in completing the integration or disentangling of operations; the potential loss of key employees or customers; and potential losses from resulting litigation and tax and accounting issues. In addition, expansion into new and emerging markets may involve heightened political, legal and regulatory risks, such as discriminatory regulation, nationalization or expropriation of assets, price controls and exchange controls.
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
New technologies are transforming the insurance industry. New technologies include but are not limited to communication channels, automation, artificial intelligence and machine learning, additional processing platforms and cloud services, data analytics and distributed ledger technology. These technologies are changing the way insurance is distributed and sold. They are also changing the way insurers manage their businesses and the skills they need in their workforces. Furthermore, the new technologies are influencing customer and consumer demands. Technology makes it easier to move into new markets. This increases competition, not just among peers, but also from new competitors and disruptors. An inability to adapt and apply these technologies quickly, and in a controlled manner may impact Aegon’s competitive position, and its ability to maintain profitability, and may adversely affect Aegon’s future financial condition and results of operations.
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

368 | Aegon Annual Report on Form 20-F 2022

Additional information Risk factors Aegon N.V.

regulatory, contractual and reputational risks. Aegon also must endeavor to obtain adequate data rights to be able to execute its business strategy. Failure to do so will expose it to additional legal risks, including litigation risks.
Aegon may be impacted by epidemics or pandemics.
Aegon’s operations are exposed to the risk of an epidemic or a pandemic – such as Asian flu, SARs or COVID-19 – occurring in one or more of the countries in which it operates or globally. If the health of a significant number of employees or key functions is compromised or internal controls need to be executed in an atypical way, these could have an impact on core business processes, service levels to customers, and the effectiveness of the control environment. In addition, Aegon faces operational risks related to continued working from home/remote working by Aegon’s workforce, such as additional remote access to company information which could increase information security risk. Also, Aegon can be impacted via its relationships with third parties. These third parties can also be impacted by an epidemic or pandemic with consequential impacts on Aegon such as disruption in service. The described risks may directly or indirectly impact Aegon’s financial health and its ability to generate capital in the medium to long term.
Aegon may not be successful in managing its exposure to sustainability and climate risk and adequately adapting its investment portfolios for the transition to a low-carbon economy.
Climate change is a long-term risk associated with high uncertainty regarding timing, scope and severity of potential impacts. Climate risks can be grouped into physical risks and transition risks. Physical risks relate to losses from overall climate changes (i.e. changing weather patterns and sea level rise) and acute climate events (i.e. extreme weather and natural disasters). These physical risks not only impact property & casualty (P&C) insurance through increased claims, but also potentially life insurance, for instance through higher-than-expected mortality rates. Losses can also follow from credit risk and collateral linked to Aegon’s mortgage portfolio. From a physical risk standpoint, Aegon is exposed to mortality risk and mortgage underwriting risks. Beyond insured losses, climate change may have disrupting and cascading effects on the wider economy and may lead to adverse market movements – prices and credit quality of investments and defaults on investments – and monetary policy measures resulting in lower interest rates.
Transition risks are those arising from the shift to a low-carbon economy. These risks are a function of policy, regulatory and economic uncertainty, including political, social and market dynamics and technological innovations. Transition risks can affect the value of assets and investment portfolios. Furthermore, Aegon may be unable to, or may be perceived as not taking sufficient action to, adjust to environmental and sustainability expectations or goals. For more information, see our risk factor titled
“Increased attention to ESG matters may subject Aegon to additional costs or risks or otherwise adversely impact Aegon businesses. Aegon may not be able to meet evolving ESG standards and requirements, or may fail to meet its sustainability and ESG-related goals and targets.”
Linked to both the physical and the transition risks, there could also be litigation and reputational risks following from (being perceived to) not fully considering or responding to the impacts of climate change, or not providing appropriate disclosure of current and future risks. Aegon may not be able to fully predict or manage the financial risks stemming from climate change, resource depletion, environmental degradation and related social issues. The risks can relate both to Aegon and the companies in which it invests. Efforts that Aegon may take to reduce the Company’s climate-related risks may be costly (including requiring us to forego certain business opportunities the Company may otherwise pursue) and may not be successful.
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
Aegon has devoted significant resources to the implementation and maintenance of a comprehensive enterprise risk management framework. Nevertheless, it is possible that risks present in its business strategies and initiatives are not fully identified, monitored, and managed or that risks are not properly measured. Risk measurements often make use of historic data that may be inaccurate or may not predict future exposures. As a result, Aegon’s businesses, results of operations, and financial condition may be adversely affected.
Failure of Aegon’s information technology or communications systems may result in a material adverse effect on Aegon’s businesses, results of operations, financial condition and corporate reputation.
Any failure of or gap in the systems and processes necessary to support business operations and avoid and/or detect systems failure, fraud, information security failures, processing errors, cyber intrusion, loss of data and breaches of regulation

Aegon Annual Report on Form 20-F 2022 | 369

About Aegon	Governance and risk management	Financial information	Non-financial information

may lead to a material adverse effect on Aegon’s results of operations and corporate reputation. In addition, Aegon must commit significant resources to maintain and enhance its existing systems in order to keep pace with applicable regulatory requirements, industry standards and customer preferences. If Aegon fails to maintain secure, compliant and well-functioning information systems, Aegon may not be able to rely on data for product pricing, compliance obligations, risk management and underwriting decisions. In addition, Aegon cannot assure investors or consumers that interruptions, failures or breaches in security of these processes and systems will not occur, or that if they do occur, that they can be timely detected and remediated. The occurrence of any of these events may have a material adverse effect on Aegon’s businesses, results of operations, financial condition and corporate reputation.
A computer system failure or security breach of Aegon’s IT systems or that of critical third parties may disrupt Aegon’s business, damage Aegon’s reputation and adversely affect Aegon’s results of operations, financial condition, and cash flows.
Aegon relies heavily on computer and information systems and internet and network connectivity (collectively, “IT systems”) to conduct a large portion of its business operations. This includes the need to securely store, process, transmit and dispose of (confidential) information, including personal information, through a number of complex systems. In many cases this also includes transmission and processing to or through customers, business partners, (semi-) governmental agencies and third-party service providers. IT system failures, cyber-crime attacks or security or data privacy breaches may materially disrupt Aegon’s business operations, damage Aegon’s reputation, result in regulatory and litigation exposure, investigation and remediation costs, and materially and adversely affect Aegon’s results of operations, financial condition and cash flows.
The information security risk that Aegon faces includes the risk of malicious outside forces using public networks and other methods, including social engineering and the exploitation of targeted offline processes, to attack Aegon’s IT systems and information, making it inaccessible to its intended users and potentially demanding ransom. It also includes inside threats, both malicious and accidental. For example, human error, bugs and vulnerabilities that may exist in Aegon’s systems or software, unauthorized user activity and lack of sufficiently automated processing or sufficient logging and monitoring can result in improper information exposure or failure or delayed detection of such activity in a timely manner. Aegon also faces risk in this area due to its reliance in many cases on third-party systems, all of which may face cyber and information security risks of their own. Third-party administrators or distribution partners used by Aegon or its subsidiaries may not adequately secure their own IT systems or may not adequately keep pace with the dynamic changes in this area. Potential bad actors that target Aegon and applicable third parties may include, but are not limited to, criminal organizations, foreign government bodies, political factions, and others.
In recent years, information security risk has increased due to a number of developments in how information systems are used, not only by companies such as Aegon, but also by society in general. Threats have increased in frequency and magnitude, and are expected to continue to increase, as criminals and other bad actors become more organized and employ more sophisticated techniques. At the same time companies increasingly make information systems and data available through the internet, mobile devices or other network connections to customers, employees and business partners, thereby expanding the attack surface that bad actors can potentially exploit. Aegon’s partners and service providers continue working remotely, which creates additional opportunities for cybercriminals to launch social engineering attacks and exploit vulnerabilities in non-corporate IT environments resulting in an increased cybersecurity risk.
The SEC and other regulators have also increased their focus on cybersecurity vulnerabilities and risks. The SEC proposed two rules in March 2022 related to cybersecurity disclosures and risk management that apply to registered investment advisors and funds and to Public Companies. Both rules are expected to have an impact to Aegon should they become effective as currently proposed.
Large, global financial institutions such as Aegon have been, and will continue to be, subject to information security attacks for the foreseeable future. The nature of these attacks will also continue to be unpredictable, and in many cases may arise from circumstances or at third parties that are beyond Aegon’s control. Attackers are also increasingly using tools and techniques that are specifically designed to circumvent controls, to evade detection and even to remove or obfuscate forensic evidence. As a result, Aegon may be unable to timely or effectively detect, identify, contain, investigate or remediate IT systems in response to, future cyberattacks or security breaches. Especially if and to the extent Aegon fails to adequately invest in defensive infrastructure, timely response capabilities, technology, controls and processes or to effectively execute against its information security strategy, it may suffer material adverse consequences.

370 | Aegon Annual Report on Form 20-F 2022

Additional information Risk factors Aegon N.V.

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
Aegon maintains cyber liability insurance to decrease the financial impact of cyber-attacks and information security events, subject to the terms and conditions of the policy. However, such insurance may not be sufficient to cover all applicable losses that Aegon may suffer.
A breach of data privacy or security obligations may disrupt Aegon’s business, damage Aegon’s reputation and adversely affect financial conditions and results of operations.
Pursuant to applicable laws, various government and semi-governmental and other administrative bodies have established numerous rules protecting the privacy and security of personal information and other confidential or sensitive information held by Aegon. Notably, certain of Aegon’s businesses are subject to laws and regulations enacted by US federal and state governments, the EU or other non-US/EU jurisdictions and/or enacted by various regulatory organizations relating to the privacy and/or information security of the information of customers, employees or others. Aegon’s European operations are mainly subjected to the General Data Protection Regulation (GDPR). In addition, in several Asian jurisdictions but also in Latin America where Aegon has activities, new privacy and information security laws and regulations have been enacted or existing legislation has been strengthened and updated.
In the United States, the New York Department of Finance Services (NYDFS), pursuant to its cybersecurity regulation, requires financial institutions regulated by the NYDFS, including certain Aegon subsidiaries, to, among other things, satisfy an extensive set of minimum information security requirements, including but not limited to governance, management, reporting, policy, technology and control requirements. Other states have adopted similar cybersecurity laws and regulations. NYDFS also published the Draft Amendment to its Part 500 Cybersecurity Rules that includes significant changes to the original Rule potentially resulting in further implementation effort for Aegon.
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
Numerous other legislators and regulators with jurisdiction over Aegon’s businesses are considering or have already enacted enhanced information security risk management and data (and data privacy) laws and regulations, with the overall number and scope of such laws and regulations continuing to increase every year. A number of Aegon’s subsidiaries are also subject to contractual restrictions with respect to the use and handling of the sensitive information of Aegon’s clients and business partners.
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

Aegon Annual Report on Form 20-F 2022 | 371

About Aegon	Governance and risk management	Financial information	Non-financial information

In addition, Aegon analyzes personal information and customer data to better manage its business, subject to applicable laws and regulations and other restrictions. It is possible that additional regulatory or other restrictions regarding the use of such information may be imposed. Additional privacy and information security obligations have been imposed by various governments with jurisdiction over Aegon or its subsidiaries in recent years, and more obligations are likely to be imposed in the near future. Such restrictions and obligations could have material impacts on Aegon’s business, financial conditions and results of operations.
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
Issues with third party providers (outsourcing partners and suppliers), including events such as bankruptcy, disruption of services, poor performance, non performance, or standards of service level agreements not upheld may adversely impact Aegon’s operational effectiveness and financial condition.
As Aegon continues to focus on reducing expenses necessary to support its business, a key part of its operating strategy has been to outsource certain services that are important to its business. Aegon outsources certain information technology, business processes, finance and actuarial services, investment management services and policy administration operations to third party providers and may do so increasingly in the future. If Aegon fails to maintain an effective outsourcing strategy or if third party providers do not provide the core administrative, operational, financial, and actuarial services Aegon requires and anticipates, or perform as contracted, such as compliance with applicable laws and regulations, or suffer an information

372 | Aegon Annual Report on Form 20-F 2022

Additional information Risk factors Aegon N.V.

security or data privacy breach, Aegon may not realize the desired operational improvements cost efficiencies or customers might experience lower service levels. In addition, Aegon may not be able to find an adequate alternative service provider, and instead experience financial loss, reputational harm, operational difficulties, increased costs, a loss of business and other negative consequences potentially impact policy holders/customers. This could have a material adverse effect on Aegon’s financial condition. Aegon’s reliance on third party providers does not relieve Aegon of its responsibilities and requirements towards its policy holders/customers. Any failure or negligence by such third-party providers in carrying out their contractual duties may result in Aegon being subjected to liability and litigation. Any litigation relating to such matters could be costly and time-consuming, and the outcome would be uncertain. Moreover, any adverse publicity arising from such litigation, even if the litigation is not successful, could adversely affect Aegon’s reputation and distribution of its products. Finally, Aegon’s ability to receive services from third party providers based in different countries might be impacted by political instability, cultural differences, regulatory requirements or policies inside or outside of the countries within which Aegon has operations. As a result, Aegon’s ability to conduct its business might be adversely affected.
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
Political, Regulatory and Supervisory risks
Aegon may be required to increase its technical provisions and/or hold higher amounts of regulatory capital as a result of changes in the regulatory environment or changes in rating agency analysis, which may impact Aegon’s financial condition and/or decrease Aegon’s returns on its products.
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
Prudential regulatory requirements may not only apply to the individual entities in the Aegon group but may additionally apply at group level or apply to part of the Aegon group. Consequently, those requirements may have different, and more or less impact depending on their scope. Important examples of such requirements are Solvency II group supervision and consolidated requirements resulting from the Capital Requirements Directive (‘CRD’) and the Capital Requirements Regulation (‘CRR’), as applied to groups containing bank and/or asset management activities.
The way such requirements are applied to groups like Aegon has an impact on the Aegon group’s capital position, as well as on the availability of capital at a group level. Changes to prudential regulatory requirements may have an impact on Aegon’s competitive position versus companies that are not subject to these or similar requirements at group level. As an example, as part of the Solvency II group calculation, Aegon applies a specific methodology for its US insurance and reinsurance subsidiaries at group level, in addition to the requirements to which these subsidiaries are subject under their local prudential regime. This methodology is approved by Aegon’s group supervisor, De Nederlandsche Bank N.V. (‘DNB’), but remains subject to periodic review. Changes to this methodology might have an impact on Aegon’s capital position, as calculated under Solvency II group requirements and/or the manner in which DNB otherwise exercises group supervision on Aegon, for example through more stringent requirements with respect to intra-group transactions, risk concentrations and reporting.

Aegon Annual Report on Form 20-F 2022 | 373

About Aegon	Governance and risk management	Financial information	Non-financial information

There are several important regulatory standards with respect to capital adequacy that apply to Aegon and are subject to change, which changes could impact Aegon’s financial condition and results:
◆
On September 22, 2021 the European Commission has recently published a formal legislative proposal for amendments to the Solvency II Directive following an extensive technical advice by EIOPA to the European Commission. Proposals to amend the Solvency II Delegated Regulation, amend existing or introduce additional technical standards and/or EIOPA guidelines may follow in a later stage. The impact on Aegon’s financial position and results depends on the final form of the requirements, standards and guidelines;

◆
Following the end of the Brexit transition period on December 31, 2020, UK insurers are no longer directly subject to regulation under the EU’s Solvency II. The UK government held a consultation between the end of April and July 2022 as a part of its review of the insurance prudential regime in the UK, with the stated aim to introduce a simpler, clearer, and much more tailored regime, compared to European Union’s Solvency II framework. Increasing divergence cannot be ruled out going forward which could further impact the UK capital ratio;

◆
In the US, the NAIC periodically updates various prudential requirements. The NAIC is currently embarking on a project to reconsider the RBC treatment of structured investments. These initiatives or other regulatory changes to capital factors may lead to higher risk-based capital requirements. In addition, the NAIC has constructed a US group capital calculation (‘GCC’) using an RBC aggregation approach that would be used by regulators as a monitoring tool. The results of the GCC could impact the translation of RBC in the Group capital ratio for the United States; and

◆
Aegon utilizes affiliated captive insurance companies to manage risks of various insurance policies issued before the adoption of principle-based reserves, including universal life with secondary guarantees and level term life insurance. These structures have been utilized to finance regulatory reserves. To the extent that state insurance regulations restrict or require insurers to restate the valuation of the assets used to finance these structures, this could increase costs or reduce available capital.

In addition to requirements imposed by regulatory and/or supervisory authorities, rating agencies may incorporate higher capital thresholds into their quantitative analyses, thus requiring additional capital for Aegon Group and/or its regulated subsidiaries to maintain their desired credit ratings.
The application of these capital standards and changes thereto could adversely affect Aegon’s ability to compete with other insurers that are not subject to those capital requirements. These requirements may also lead Aegon to engage in transactions that affect capital and constrain Aegon’s ability to pay dividends or repurchase its own shares. Furthermore, such requirements may constrain Aegon’s ability to provide guarantees and may increase the cost to Aegon of offering certain products, resulting in price increases, discontinuance of offering of certain products or reducing the amount of risk Aegon takes on. Aegon may consider structural and other business alternatives in light of requirements or standards applicable with respect to systemic entities or activities, of which the impact on shareholders cannot be predicted. For further detail on developments in these areas, reference is made to the section ‘Regulation and supervision’ of Aegon’s Annual Report 2022.
Political or other instability in an impacted country or region, could adversely affect Aegon’s international business activities and financial condition.
Political developments such as, foreign investment restrictions, civil unrest, geopolitical tensions, or military action (e.g., the Russia - Ukraine war), and new or evolving legal and regulatory requirements on business investment, hiring, migration, and global supply chains could have an adverse effect on Aegon businesses, results of operations, financial condition and liquidity in many ways, including disruption to its business operations in countries experiencing geopolitical tensions as well as increased costs associated with meeting customer needs in such regions, and impediments to its ability to execute strategic transactions.
Changes in accounting standards may affect Aegon’s reported results of operations and shareholders’ equity.
Aegon’s financial statements are prepared and presented in accordance with IFRS. Any future changes in these accounting standards may have a significant impact on Aegon’s reported results of operations, financial condition, shareholders’ equity and dividend. This includes the level and volatility of reported results of operations and shareholders’ equity. New accounting standards that have a significant impact on Aegon’s reported results, financial condition and shareholders’ equity include, but are not limited to, IFRS 9 – Financial Instruments and IFRS 17 – Insurance Contracts.
The IASB issued the complete version of IFRS 9 Financial Instruments in July 2014, which was endorsed by the European Union in November 2016. The IASB issued IFRS 17 Insurance Contracts in May 2017 and issued amendments to the standard in June 2020. Both IFRS 9 and IFRS 17 were endorsed by the European Union, except that the endorsement of IFRS 17 included

374 | Aegon Annual Report on Form 20-F 2022

Additional information Risk factors Aegon N.V.

an optional carve-out regarding the grouping of policies for certain contracts. For Aegon, both standards will apply across the group for reporting periods beginning on or after January 1, 2023.
Further detail on the impact from both the accounting standards IFRS 9 and IFRS 17 on Aegon are included in note 2 to the 2022 consolidated financial statements of Aegon.
Local statutes, regulators, and decisions of supervisory and other authorities may limit the ability of Aegon’s subsidiaries and participations to pay dividends to Aegon N.V., thereby limiting Aegon’s ability to make payments on debt obligations and operating expenses.
Aegon’s ability to make payments on debt obligations and pay operating expenses is dependent upon the receipt of dividends from subsidiaries and participations, in particular, but not limited to the US, the Netherlands, and the UK. Many of these entities are subject to regulatory restrictions that can limit the payment of dividends. In addition, local regulators in the countries where Aegon operates, supervisory and other authorities (such as EIOPA or the European Systemic Risk Board) may decide to impose or advise on further restrictions to dividend payments, or discourage such payments, specifically in exceptional and unpredictable economic circumstances. This may affect Aegon’s ability to satisfy its debt obligations or pay its operating expenses.
Risks of application of intervention measures may adversely affect Aegon’s business, results of operations and financial condition.
The Dutch Act on Recovery & Resolution for Insurers (‘R&R Act’) allows DNB to intervene in situations where a Dutch insurer or reinsurer is faced with financial difficulties. The powers under the R&R Act may also extend to the level of the Group to which a Dutch insurer belongs, and to entities, in addition to insurance or reinsurance entities in the Netherlands, which are part of the Group, such as Aegon N.V. until the completion of the a.s.r. transaction.
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
Furthermore, to parts of the Aegon group, in particular Aegon Bank N.V., the framework of the EU Directive on the recovery and resolution of credit institutions and investment firms (the ‘Bank Recovery and Resolution Directive’) is applicable. The Bank Recovery and Resolution Directive contains provisions that where both Aegon Bank N.V. and Aegon N.V. fail or are likely to fail, could be applied to mixed financial holding companies such as Aegon N.V., including the right of bail-in of creditors. Following the completion of the a.s.r. transaction, Aegon Bank N.V. will no longer form part of the Aegon group and Aegon N.V. will no longer qualify as a mixed financial holding company.
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
There is a risk that the possible exercise of powers, or any anticipated exercise of powers, by DNB or the Ministry of Finance could have a material adverse effect on the performance by the failing institution, including Aegon, of its obligations (of payment or otherwise) under contracts of any form, including the expropriation, write-off, write-down or conversion of securities such as shares and debt obligations issued by the failing institution. The R&R Act and the regime of the Bank Recovery and Resolution Directive are described in the section ‘Regulation and supervision’ of Aegon’s Annual Report 2022.

Aegon Annual Report on Form 20-F 2022 | 375

About Aegon	Governance and risk management	Financial information	Non-financial information

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
Insurance companies and their affiliated regulated entities are routinely the subject of litigation, investigation and regulatory activity by various governmental and enforcement authorities, individual claimants, and policyholder advocate groups in the jurisdictions in which Aegon does business, including the United States, the Netherlands, and the United Kingdom. These actions may involve issues including, but not limited to, employment or distribution relationships; operational and internal controls and processes; investment returns; sales practices; claims payments and practices; transparency and adequacy of product disclosures including regarding costs; environmental and climate change related matters; competition and antitrust matters; data privacy; information security; and intellectual property.
Aegon entities are subject to anti-money laundering laws and regulations and these require Aegon to develop and implement customer identification and risk-based anti-money laundering programs, report suspicious activity, and maintain certain records. Further, Aegon entities are required to adhere to certain economic and trade sanctions programs, including EU, US, UK and UN programs, that prohibit or restrict transactions with suspected persons, governments, and in certain circumstances, geographies. Changes in, or violations of, any of these laws or regulations may require additional compliance procedures, or result in enforcement proceedings, sanctions or penalties, which could have a material adverse effect on Aegon’s businesses, financial condition and result of operations.
Aegon entities are subject to anti-bribery legislation. Any violations of these or other anti-bribery laws by Aegon, its employees, subsidiaries or local agents, could have a material adverse effect on its businesses and reputation and result in substantial financial penalties or other sanctions.
Government and regulatory investigations may result in the institution of administrative, injunctive, or other proceedings and/or the imposition of monetary fines, penalties and/or disgorgement as well as other remedies, sanctions, damages and restitutionary amounts. Regulators may also seek changes to the way Aegon operates. In some cases, Aegon subsidiaries have modified business practices in response to inquiries.
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
Several US insurers, including Aegon subsidiaries, have been named in class actions as well as individual litigations relating to increases in monthly deduction rates (“MDR”) on universal life products. Plaintiffs generally allege that the increases were made to recoup past losses rather than to cover the future costs of providing insurance coverage. Aegon’s subsidiary in the US has settled two such class actions in the US District Court for the Central District of California. The settlement

376 | Aegon Annual Report on Form 20-F 2022

Additional information Risk factors Aegon N.V.

in the first of these cases, approved in January 2019, arose from increases implemented in 2015 and 2016. Over 99% of affected policyholders participated in that settlement. While less than 1% of policyholders opted out of the settlement, they represented approximately 43% of the value of the settlement fund. In the second case, Aegon’s subsidiary agreed to settle a class action lawsuit arising out of MDR increases in 2017 and 2018. The court approved that settlement on September 16, 2020. Opt-outs in this case represent less than 7% of the value of the settlement fund. The settlement fund was reduced proportionally for opt outs. In 2022, settlements were reached with some of the remaining opt-out parties from the first of the settled class actions. The remaining opt-out cases and disputes are ongoing, and Aegon continues to hold a provision for the remaining opt-outs from the settlements that were approved by the court in 2019 and 2020. If this provision for these cases proves to be insufficient, then these cases could have an adverse effect on Aegon’s business, results of operations, and financial condition. In October 2022, a new putative class action was filed against one of Aegon’s subsidiaries challenging certain MDR increases, which began in 2022.
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
In December 2020, Aegon reached an agreement on a settlement with Leaseproces B.V. for claims regarding Vliegwiel and Sprintplan customers represented by Leaseproces. The execution of the settlement was finalized in 2022. There are still some individual claims pending.
There is also an increasing risk of climate-related litigation. For example, plaintiffs have brought litigation against a variety of companies alleging that their actions have contributed to the increase of greenhouse gas emissions and resultant physical climate impacts or that such companies have been aware of the negative consequences of climate change for some time but failed to adequately disclose those risks to their investors or customers. While Aegon is not currently subject to any such litigation, certain company practices have been criticized by certain NGOs, including NGOs which have previously brought climate litigation successfully against Dutch companies. While Aegon has engaged with NGOs to reduce the risk of litigation, it cannot guarantee that these will be successful.

Aegon Annual Report on Form 20-F 2022 | 377

About Aegon	Governance and risk management	Financial information	Non-financial information

There can be no assurances that these matters will not ultimately result in a material adverse effect on Aegon’s business, results of operations, competitive position, reputation, and financial condition. For additional information on proceedings in which Aegon is involved, reference is made to the consolidated financial statements, note 45 ‘Commitments and contingencies’ of Aegon’s Annual Report 2022.
Changes in government regulations in the jurisdictions in which Aegon operates may affect profitability and operating models.
Aegon’s regulated businesses, such as insurance, banking, and asset management, are subject to comprehensive regulation and supervision. The primary purpose of such regulation is to protect clients of these regulated businesses (e.g. policyholders), rather than holders of Aegon shares, capital securities and debt instruments. Changes in existing laws and regulations may affect the way in which Aegon conducts its businesses, including its relationship with distributors of its products and other third parties and the structure of its relationship with employees. These changes may evolve over time and be open to interpretation through judicial and enforcement action. Such changes may also affect the profitability of its businesses and the products it offers. Additionally, the laws or regulations adopted or amended from time to time may impose greater restrictions on Aegon’s financial flexibility and operations or may result in higher costs to operate than currently is the case, including but not limited to financial and accounting requirements; information security, data privacy, transfer, storage, and usage requirements; modeling and other actuarial requirements and standards; investments, reserves, and financial management.
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
Regulatory changes include preventive and corrective supervisory measures that aim to address macro-prudential concerns, referred to in the Holistic Framework for Systemic Risk in the Insurance Sector, as adopted by the IAIS in November 2019 and in the European Commission’s proposal to amend the Solvency II Directive in the context of the Solvency II 2020 review, which includes macro-prudential tools, as well as in the European Commissions’ proposal for an Insurance Recovery & Resolution Directive, both of which were published on September 22, 2021.
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
On May 12, 2020, DNB announced, that it has identified Aegon as one of the two IAIGs in the Netherlands, based on the size and international activities of the Aegon group. Although generally large insurance groups are subject to a high level of supervisory scrutiny by DNB, thus far no requirements have been introduced in the Netherlands or by DNB that have specifically been targeted at IAIGs.
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

378 | Aegon Annual Report on Form 20-F 2022

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
The potential impact of the regulatory developments discussed above is expected to be significantly affected by the completion of the a.s.r. transaction.
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
On June 5, 2019, the SEC adopted Regulation Best Interest (Regulation BI), a new rule requiring broker-dealers and investment advisers to recommend only those financial products to their customers that are in their customers’ best interest, and to clearly identify any potential conflicts of interest and financial incentives the broker-dealer may have in connection with the sale of such products. In addition, the Department of Labor (DOL) has announced its expectation that it will proceed to propose yet another iteration of investment advice guidance under the Employee Retirement Income Security Act of 1974, as amended (ERISA), possibly one even more rigorous than its 2016 Rule that was vacated by the Fifth Circuit Court of Appeals.
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
Increased attention to ESG matters may subject Aegon to additional costs or risks or otherwise adversely impact Aegon businesses. Aegon may not be able to meet evolving ESG standards and requirements, or may fail to meet its sustainability and ESG-related goals and targets.
Companies across industries, including insurance companies, asset managers, and banks are facing increasing scrutiny from a variety of stakeholders related to their ESG and sustainability practices. Such companies are expected and/or required to engage in certain initiatives and/or disclose the extent to which their activities and products, including their investments and the activities of the companies they invest in, meet ESG standards which may be set by regulators, sustainability-focused NGOs, or other third parties. For example, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on ESG matters, and such ratings are used by some investors to inform their investment or voting decisions. These requirements and standards are continuously and rapidly evolving and have not yet crystalized. While Aegon strives to meet applicable ESG standards to the best of its abilities, it may not be successful in doing so, due to the dynamic nature and evolution of these standards and might not be able to anticipate

Aegon Annual Report on Form 20-F 2022 | 379

About Aegon	Governance and risk management	Financial information	Non-financial information

in all respects the further evolution of such standards. This may have an impact on its reputation, products and sales, as well as on its activities and investments, including long term investments. Compliance with these standards may require it to incur substantial costs, including but not limited to the gathering, monitoring, and disclosure of relevant information. Aegon may face additional costs in the event its efforts do not meet expectations. In addition, as part of its corporate efforts, Aegon has adopted certain sustainability and ESG-related goals, targets and metrics, including greenhouse gas emissions reduction and diversity and inclusion targets and other sustainability initiatives. However, such initiatives may be costly or subject to numerous conditions that are outside its control, and the Company cannot guarantee that they will have the desired effect. If Aegon cannot meet these goals fully or on time, or if it is perceived to have not sufficiently addressed ESG matters, the Company may face reputational damage, litigation or unexpected costs. Reputational impacts may also impact Aegon’s ability to recruit and retain customers and employees.
Moreover, while Aegon may create and publish voluntary disclosures regarding ESG matters from time to time, many of these statements are based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of any established single approach to identifying, measuring and reporting on many ESG matters. Such disclosures may also be at least partially reliant on third-party information that Aegon has not independently verified or cannot be independently verified. In addition, Aegon expects there will likely be increasing levels of regulation, disclosure-related and otherwise, with respect to ESG matters, and increased regulation will likely lead to increased compliance costs as well as scrutiny that could heighten all of the risks identified in this risk factor. Additionally, there has been a trend in certain states of the U.S. to constrain the use of ESG-related considerations by financial institutions in business decision-making. Balancing these countervailing expectations may subject us to additional costs, require us to forego certain business opportunities, or otherwise adversely impact our business or results of operations. Such ESG matters may also impact Aegon’s suppliers or customers, which may adversely impact its business, financial condition, or results of operations.
Tax risks may have a material adverse effect on Aegon’s businesses, profits, capital position, and financial condition.
Tax risks are risks associated with the organization’s tax practices that might lead to a negative effect on the goals of the organization and to financial or reputational damage. The majority of tax risks relate to both Aegon’s products and its businesses. Types of tax risks vary from changes in legislation, compliance risks, reporting risks, or a perception of aggressive tax practices.
The first type of risk may materialize due to (i) changes in tax laws, (ii) changes in interpretation of tax laws, (iii) later jurisprudence or case law, or (iv) the introduction of new taxes or tax laws. These tax risks include for example the risk of changes in tax rates, changes in loss carry-over rules and changes in customer taxation rules. Most of Aegon’s insurance products enjoy certain policyholder tax advantages. This permits, for example, the build-up of earnings on gross premium amounts with deferred taxation, if any, when the accumulated earnings are actually paid to Aegon’s customers. Legislators have, from time to time, considered legislation that may make Aegon’s products less attractive to consumers, including legislation that would reduce or eliminate this deferral of taxation. This may have an impact on insurance products and sales. Non-compliance is caused by inaccurate, incomplete, and/or not timely reports of tax information, filings and/or payments required by regulatory agencies. Materialization of this risk could lead to increased tax charges, penalties, and interest. Failure to manage reporting risks may lead to tax positions in financial reporting that do not represent a true and fair view.
The risk of the perception of aggressive tax practices may lead to reputational impact and could negatively affect Aegon’s businesses Overall, tax risks may have a material adverse effect on Aegon’s businesses, profits, capital position, and financial condition.
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

380 | Aegon Annual Report on Form 20-F 2022

Additional information Risk factors Aegon N.V.

Aegon may not manage risks associated with the reform and replacement of benchmark rates effectively.
Aegon recognizes that the reform of Interbank Offered Rates (‘IBORs’) and any transition to replacement rates entail risks for all its businesses across its assets and liabilities. These risks include, but are not limited to:
◆	Financial risks, arising from any changes in the valuation of financial instruments linked to benchmark rates, such as derivatives and floating rate notes, issued by, or invested in by Aegon;
◆	Pricing risks, as changes to benchmark indices could impact pricing mechanisms on some funding instruments or investments;
◆	Operational risks, due to the potential requirement to adapt informational technology systems, trade reporting infrastructure and operational processes; and
◆	Conduct risks, relating to communication regarding potential impact on Aegon’s customers, and engagement during the transition period.
The EUR 2 billion syndicated revolving credit facility and the USD 2 billion Letter of Credit “LOC” facility have been updated in order to prepare for the cessation of the relevant benchmark rates.
The United Kingdom’s Financial Conduct Authority (the “FCA”), which regulates London Interbank Offered Rate (“LIBOR”), has announced that the publication of USD LIBOR on the current basis would cease and no longer be representative immediately after June 30th 2023. All sterling, euro, Swiss franc, Japanese yen and one-week and two-month USD LIBORs had already ceased to exist at the end of 2021. If Aegon adopts alternative benchmarks for its current or future debt, interest rates on its debt obligations may be adversely affected.
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
The price at which Aegon’s common shares trade is influenced by many factors, some of which are specific to Aegon and Aegon’s operations, and some of which are related to the insurance industry and equity markets in general. As a result of these factors, investors may not be able to resell their common shares at or above the price paid for them. In particular, the following factors, in addition to other risk factors described in this section, may have a material impact on the market price of Aegon’s common shares:
◆	Investor perception of Aegon as a company;
◆	Actual or anticipated fluctuations in Aegon’s results of operations;
◆
Announcements of intended acquisitions, disposals (and related approvals or refusals from governmental or regulatory authorities) or financings, or speculation about such acquisitions, disposals (and related approvals or refusals from governmental or regulatory authorities) or financings;

◆	Changes in Aegon’s dividend policy, which may result from changes in Aegon’s cash flow and capital position;
◆	Offering of additional shares by Aegon or sales of blocks of Aegon’s shares by significant shareholders, including Vereniging Aegon;
◆	A downgrade or rumored downgrade of Aegon’s credit or financial strength ratings, including placement on credit watch;
◆	Potential litigation or regulatory actions involving Aegon or the insurance industry in general;
◆	Changes in financial estimates and recommendations by securities research analysts;
◆	Fluctuations in capital markets, including foreign exchange rates, interest rates and equity markets;
◆	The performance of other companies in the insurance sector;

Aegon Annual Report on Form 20-F 2022 | 381

About Aegon	Governance and risk management	Financial information	Non-financial information

◆	Regulatory developments in the United States, the Netherlands, the United Kingdom, and other countries in which Aegon operates;
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
Vereniging Aegon holds 32.6% of Aegon’s voting shares. For details on the shareholding of Vereniging Aegon, its developments, the Amended 1983 Merger Agreement and the Voting Rights Agreement, please see the section Major shareholders on pages 320 through 322 of the Annual Report 2022.
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

382 | Aegon Annual Report on Form 20-F 2022

Additional information Risk factors Aegon N.V.

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

Aegon Annual Report on Form 20-F 2022 | 383

About Aegon	Governance and risk management	Financial information	Non-financial information

Compliance with regulations
Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012
Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 requires Aegon to disclose whether Aegon N.V. or any of its affiliates have knowingly engaged during the calendar year in certain activities, transactions or dealings relating to Iran or with designated natural persons or entities sanctioned under programs relating to terrorism or the proliferation of weapons of mass destruction. The amounts in this section are reported in EUR 1 or GBP 1.
In the UK, Aegon maintained a limited number of plans that are reportable under Section 219. The non-US based subsidiaries of Aegon N.V. do operate in compliance with applicable laws and regulations of the jurisdictions where they conduct business.
Aegon UK has five active UK resident customers who have one active Individual Pension Plan (IPP). Aegon UK did have one additional UK resident customer who held an Individual Pension Plan (IPP) until May 23, 2022. Two of the active customers received contributions into their plans in 2022 as employees of a UK-based British registered charity that appears on the Specially Designated Nationals (SDN) List with the identifier Specially Designated Global Terrorist (SDGT); the charity made contributions to the pensions. Three of these customers had previously received contributions into their plans as employees of the same entity prior to 2022 and Aegon now deems these three customers are no longer employed by the entity, also one of the two active customers who did receive contributions in 2022 is now also deemed as no longer employed by the entity as the contributions ceased on April 14, 2022. Aegon does not hold a direct relationship with this charity, the customers are not SDNs; the charity does not own, benefit from, or have control over the pensions. All payments have been paid in UK Pounds from a UK bank account.
The pensions are managed in line with applicable legislation and regulation in the UK and the charity is not subject to sanctions in the UK or EU. The relationships are under close ongoing review. IPP #1 has a value of GBP 8,219 as of January 31, 2023, and monthly contributions of GBP 18.61 were received until the last payment of April 14, 2022. IPP #2 has a value of GBP 308,477 as of January 31, 2023, and monthly contributions of GBP 527.91 are being received. IPP #3 has a value of GBP 62,192 as of January 31, 2023, and no contributions are being received. IPP #4 has a value of GBP 13,589 as of January 31, 2023, and no contributions are being received. IPP #5 has a value of GBP 14,408 as of January 31, 2023, and no contributions are being received. IPP #6 has no value as it was as the customer surrendered their plan on May 23, 2023, GBP 14,766 was paid to the customer and a tax of GBP 4,918 was paid to the UK HMRC by Aegon UK. The related annual net profit arising from these contracts is difficult to calculate with precision but is estimated to be no greater than GBP 12,766.
Aegon N.V. is not aware of any other activity, transaction or dealing by itself or any of its affiliates during the fiscal year that is disclosable in this report under Section 13(r) of the Exchange Act. As of the date of this report, Aegon N.V. does not anticipate that any activity, transaction or dealing that may be disclosable will be conducted during the fiscal year ending March 31, 2023, except as described above.

384 | Aegon Annual Report on Form 20-F 2022

Additional information Property, plant and equipment

Property, plant and equipment
Aegon owns 5 offices located in Cedar Rapids, United States with a total square footage of 0.6 million. Aegon also leases space for various offices located throughout the United States under long-term leases with a total square footage of 0.6 million. Aegon’s principal offices in the United States are located in Denver, CO; Cedar Rapids, IA; Atlanta, GA; Baltimore, MD; Harrison, NY, and Plano, TX.
Other principal offices owned by Aegon are located in The Hague and Groningen, The Netherlands, and Budapest, Hungary. Aegon owns its headquarters and leases other offices in the Netherlands (Amsterdam, Leeuwarden and Zaandam), in the United Kingdom and in Spain under long-term leases. Aegon believes that its properties are adequate to meet its current needs.

Aegon Annual Report on Form 20-F 2022 | 385

About Aegon	Governance and risk management	Financial information	Non-financial information

Employees and labor relations
A break-down of the number of employees by segments is provided below:

	2022	2021	2020

Americas	6,153	7,675	7,960

The Netherlands	4,567	3,855	3,930

United Kingdom	2,621	2,476	2,307

International	4,281	6,590	6,598

Asset Management	1,464	1,675	1,527

	19,087	22,271	22,322

Of which Aegon’s share of employees in joint ventures and associates	3,507	4,228	4,193
Note that employees who work at Aegon’s Corporate Center are included in numbers of the country in which they are located.
All of Aegon’s employees in the Netherlands, other than senior management, are covered by the collective labor agreement of Aegon Nederland N.V. Aegon, the unions and the Dutch Central Works Council are working closely together in a co-creation steering group which prepares new agreements and tracks the implementation thereof. The current collective labor agreement has a duration of two years, from July 1, 2022 up to and including June 30, 2024. Aegon has experienced no significant strike, work stoppage or labor dispute in recent years.
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

386 | Aegon Annual Report on Form 20-F 2022

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

Aegon Annual Report on Form 20-F 2022 | 387

About Aegon	Governance and risk management	Financial information	Non-financial information

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

388 | Aegon Annual Report on Form 20-F 2022

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

◆	There are no sinking fund provisions;
◆	All issued shares are fully paid-up; so, there is no liability for further capital calls; and
◆	There are no provisions discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares.
Differences between common shares and common shares B
◆	The common shares are listed; the common shares B are not listed;
◆	The financial rights attaching to a common share B are one-fortieth (1/40th) of the financial rights attaching to a common share; and
◆	A repayment on common shares B needs approval of the holders of common shares B.
◆	A transfer of common shares B requires approval of the Supervisory Board of Aegon N.V.

Aegon Annual Report on Form 20-F 2022 | 389

About Aegon	Governance and risk management	Financial information	Non-financial information

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
Material differences between Dutch law and US company law with respect to the items above
Reference is made to the paragraph ‘Differences between Dutch and US company laws’ included in the section Differences between Dutch and US company laws of this Annual Report (see page 391).
Special conditions governing changes in the capital
There are no conditions more stringent than what is required by law.

390 | Aegon Annual Report on Form 20-F 2022

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
The Supervisory Board performs supervisory and advisory functions only, and its members are outsiders that are not employed by the Company. The Supervisory Board has the duty to supervise the performance of the Executive Board, the Company’s general course of affairs and the business connected with it. The Supervisory Board also assists the Executive Board by giving advice. Other powers of the Supervisory Board include the prior approval of certain important resolutions of the Executive Board. Members of the Supervisory Board are appointed for a four-year term and may then be reappointed for another four year period. Subsequently, a Supervisory Board member can be reappointed again for a period of two years, and then extended by two years at the most. A Supervisory Board member can be dismissed by the General Meeting of Shareholders. The remuneration of Supervisory Board members is fixed by the General Meeting of Shareholders. Resolutions entailing a significant change in the identity or character of the Company or its business require the approval of the General Meeting of Shareholders.

Aegon Annual Report on Form 20-F 2022 | 391

About Aegon	Governance and risk management	Financial information	Non-financial information

Material contracts
On October 27, 2022, Aegon and a.s.r. announced that they had reached agreement on the terms of the Business Combination Agreement, pursuant to which they will combine Aegon’s Dutch pension, life and non-life insurance, banking, and mortgage origination activities with a.s.r.’s business (the Transaction). As part of the Transaction, Aegon will receive from a.s.r. (i) a cash consideration of EUR 2.5 billion, subject to a downward adjustment of approximately EUR 0.3 billion and to certain other customary adjustments and (ii) a 29.99% shareholding in the combined company, with associated governance rights including the right to nominate two persons to the a.s.r. supervisory board.
The downward adjustment of the cash amount by approximately EUR 0.3 billion relates to the additional a.s.r. shares that Aegon will receive with a value of approximately EUR 0.3 billion to maintain a 29.99% shareholding in a.s.r. at the time of closing of the proposed transaction.
On January 17, 2023, the general meeting of shareholders of Aegon N.V. and the general meeting of shareholders of a.s.r. approved the Transaction. Furthermore, the works councils of Aegon and a.s.r. rendered a positive advice in relation to the Transaction. The Transaction is further subject to customary conditions, including regulatory and antitrust approvals, and is expected to close in the second half of 2023.
In connection with this Transaction the following material contract has been identified:
◆
Business Combination Agreement (BCA); Agreement between Aegon Europe Holding B.V. and Aegon N.V. and ASR Nederland N.V., dated October 26, 2022, relating to the combination of ASR Nederland N.V. and Aegon Nederland N.V.

The full terms and conditions of the Transaction are laid down in the BCA. The BCA has been filed as an Exhibit to Aegon’s Annual Report on Form 20-F for fiscal year ended December 31, 2022. Refer to separate section on Exhibits.
There are no other material contracts.

392 | Aegon Annual Report on Form 20-F 2022

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

Aegon Annual Report on Form 20-F 2022 | 393

About Aegon	Governance and risk management	Financial information	Non-financial information

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

◆	US expatriates and former citizens or former residents of the United States;
◆	Persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement;
◆	Holders that own (or are deemed to own for US Federal income tax purposes) 10% or more of the shares of Aegon by vote or value;
◆	Partnerships, or arrangements treated as partnerships for US tax purposes, or pass-through entities or persons who hold common shares through partnerships or other pass-through entities; and
◆	Holders that have a ‘functional currency’ other than the US dollar.
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

394 | Aegon Annual Report on Form 20-F 2022

Additional information United States tax consequences to holders of shares

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

Aegon Annual Report on Form 20-F 2022 | 395

About Aegon	Governance and risk management	Financial information	Non-financial information

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
Dividends received by a US holder with respect to common shares will be treated as foreign source income for foreign tax credit limitation purposes. Subject to certain conditions and limitations, any Dutch dividend withholding tax may be deducted from taxable income or credited against a US holder’s Federal income tax liability. The limitation on foreign taxes eligible for the US foreign tax credit is calculated separately with respect to specific categories of income. Dividends distributed by Aegon generally will constitute ‘passive category income’. Each US holder should consult their tax advisor regarding the availability of the foreign tax credit under their particular circumstances.
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
In general, upon making a distribution to shareholders, Aegon is required to remit all Dutch dividend withholding taxes to the Dutch tax authorities. In such circumstances, the full amount of the taxes so withheld should (subject to certain limitations and conditions) be eligible for the US holder’s foreign tax deduction or credit as described above. Investors are urged to consult their tax advisors regarding the general creditability or deductibility of Dutch withholding taxes, including potential disallowance of credit to the extent Aegon is not required to remit all Dutch dividend withholding taxes withheld from a US holder to the Dutch authorities.
Aegon generally affords shareholders an option to receive dividend distributions in cash or in stock. A distribution of additional common shares to US holders with respect to their common shares that is made pursuant to such an election will generally be taxable in the same manner as a cash dividend under the rules described above.
Sale or other disposition of shares
Upon the sale or exchange of common shares, a US holder will generally recognize gain or loss for US Federal income tax purposes on the difference between the US dollar value of the amount realized from such sale or exchange and the US dollar value of the tax basis in those common shares. This gain or loss will be a capital gain or loss and will generally be treated as from sources within the United States. Investors should consult their tax advisors with respect to the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts or estates that have held the common shares for more than one year) and capital losses (the deductibility of which is subject to limitations), and with respect to the treatment of foreign currency gains or losses.
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

396 | Aegon Annual Report on Form 20-F 2022

Additional information United States tax consequences to holders of shares

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

Aegon Annual Report on Form 20-F 2022 | 397

About Aegon	Governance and risk management	Financial information	Non-financial information

Principal accountant fees and services
PricewaterhouseCoopers Accountants N.V. (PwC) has served as Aegon’s independent public accountant for each of the years in the three-year period ended December 31, 2022, for which audited financial statements appear in this Annual Report.
The following table presents the aggregate fees for services rendered by PwC in 2022 and 2021.
Independent public accountant fees

in EUR million	2022	2021

Audit fees	35	31

Audit-related service fees	10	3

Tax	1	-

Other services	-	-

Total	45	35
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

For the period 2021 to 2022, all services provided to Aegon by its independent public accountant were pre-approved by the Audit Committee in accordance with the Pre-approval Policy.

398 | Aegon Annual Report on Form 20-F 2022

Additional information Purchases of equity securities by the issuer and affiliated purchasers

Purchases of equity securities by the issuer and affiliated purchasers

Period	Total number of shares purchased 1)	Average price paid per share in EUR	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs at end of month

January 1 - 31, 2022	10,158,360	4.92	10,158,360	-

February 1 - 28, 2022	-	-	-	-

March 1 - 31, 2022	-	-	-	65,921,332

April 1 - 30, 2022	6,590,000	5.06	6,590,000	59,331,332

May 1 - 31, 2022	3,540,000	4.85	3,540,000	55,791,332

June 1 - 30, 2022	10,375,405	4.80	10,375,405	45,415,927

July 1 - 31, 2022	14,183,639	4.08	14,183,639	55,596,183

August 1 - 31, 2022	16,505,470	4.52	16,505,470	39,090,713

September 1 - 30, 2022	16,659,593	4.50	16,659,593	52,264,510

October 1 - 31, 2022	20,889,768	4.20	20,889,768	31,374,742

November 1 - 30, 2022	22,356,335	4.69	22,356,335	9,018,407

December 1 - 31, 2022	9,018,408	4.67	9,018,408	-

Total	130,276,978		130,276,978

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

2	Share purchase program to neutralize impact of 2021 final stock dividend and share based-variable compensation plans announced on July 1, 2022
3	Share purchase program to neutralize impact of 2022 interim stock dividend announced on September 27, 2022

Aegon Annual Report on Form 20-F 2022 | 399

Non-financial information 2022
401	Basis of preparation

401	Defining content

402	Reporting process for non-financial data

405	Sustainability approach

405	Our ambition

405	Non-financial key performance indicators

407	Policies and procedures

410	Regulation and compliance

410	EU Non-Financial Reporting Directive

413	EU Corporate Sustainability Reporting Directive

413	EU Taxonomy Regulation

417	Dutch Act on gender diversity at the top

419	Our commitments

419	United Nations Global Compact

422	United Nations Sustainable Development Goals

424	UNEP-FI’s Principles for Sustainable Insurance

426	International Responsible Business Conduct Agreement in the insurance sector

427	Task Force on Climate-related Financial Disclosures

427	Governance

427	Strategy

430	Risk management

430	Metrics and targets

434	Value created

434	Customers

435	Employees

438	Business partners

439	Investors

441	Society

447	External recognition

448	Disclaimer

451	Contact
400  |  Aegon Annual Report on Form 20-F 2022

Basis of preparation

Basis of preparation

This Annual Report on Form 20-F (also referred to in this document as “Annual Report”) has been prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the IASB, as well as the Integrated Reporting <IR> Framework, which is currently a joint responsibility of the IFRS Foundation’s International Accounting Standards Board (IASB) and International Sustainability Standards Board (ISSB). Aegon has used the Integrated Reporting Framework since 2014, and this chapter includes a table demonstrating Aegon’s alignment with the “Guiding Principles” and the “Content Elements” of the <IR> Framework.
In 2022, Aegon took steps to prepare for the forthcoming requirements of the Corporate Sustainability Reporting Directive (CSRD) of the European Union. To that end, we undertook our first double materiality assessment (DMA) as one of the steps toward meeting the requirements of the CSRD; and we proactively identified and included additional disclosures in this Annual Report. We used the results of the DMA to frame our sustainability-related disclosures against the identified material topics. More specifically, for each material topic, we mapped our existing indicators against the requirements and in some cases we identified new indicators for disclosure. In preparation for the CSRD we restructured the tables in the “Value created” section and mapped the performance indicators to the material topics.
This chapter of the Annual Report is also designed to provide evidence and support Aegon’s overarching approach to value creation. Accordingly, the “Value created” section (pages 434-446) is structured based on five main stakeholder groups as presented in the “Sharing value with our stakeholders” section (pages 20-29).
Moreover, this chapter of the Annual Report contains disclosures related to sustainability initiatives such as the UN Global Compact (UNGC), the UN Sustainable Development Goals (SDGs), the UNEP-FI’s Principles for Sustainable Insurance (PSI), and the Task Force on Climate-related Financial Disclosures (TCFD), as well as information required by regulatory authorities such as the EU Non-Financial Reporting Directive (NFRD) and the EU Taxonomy Regulation. The non-financial information in this section is also part of the “Management report” as defined by Dutch law.
In this Annual Report, we use the words “non-financial” and “sustainability” interchangeably. We also use the term “ESG” when referring to environmental, social or governance related risk or performance.
Defining content
This section of the Annual Report contains non-financial information that is deemed important to either Aegon’s stakeholders or Aegon. Aegon applies the principle of “materiality” to determine the content that is disclosed in this Annual Report. In previous years, Aegon followed the <IR> Framework and the “materiality” definition used by this Framework. This year, in preparation for the forthcoming CSRD requirements, Aegon conducted its first double materiality assessment, and used it as the basis for its sustainability-related disclosures. (Further information on our sustainability reporting program can be found under the sections “Sustainability” on page 17, and “Regulation and compliance” on page 410.)
The “double materiality” concept, outlined by the draft European Sustainability Reporting Standards (ESRS), requires that the significance of sustainability matters is assessed based on two perspectives: financial materiality, which covers the financial effects on the company and impact materiality, which covers the impact on people or environment. A sustainability matter meets the double materiality criterion if it is material from either the impact perspective, or the financial perspective, or both perspectives. Accordingly, Aegon considers each materiality perspective in its own right, meaning, it discloses information that is material from both perspectives, as well as information that is material from only one perspective.
The scope of the 2022 double materiality assessment covers all business units where Aegon has majority ownership or operational control, and their related value chain partners. The assessment does not include joint ventures or associates.
The 2022 double materiality assessment uses company and stakeholder insights provided as part of the Business Environment Scan (BES) exercise. These are complemented by a broader impact assessment, which is formed through interviews with internal and external experts as well as desk research. These views led to a long list of sustainability matters, which were grouped into a shortlist. The shortlist was assessed against financial and impact materiality to reach an initial assessment. The outcome was discussed by our Local Sustainability Board chairs, endorsed by our Global Sustainability Board, and approved by our Management Board.
The assessment identified ten material topics and validated Aegon’s priority themes of climate change and inclusion and diversity. This is reflected in our Sustainability Roadmap 2025 which aims to further integrate sustainability into Aegon’s business, particularly in the areas of business conduct and risk management, responsible products and responsible investing.

Aegon Annual Report on Form 20-F 2022 | 401

About Aegon	Governance and risk management	Financial information	Non-financial information

Reporting process for non-financial data
Unless otherwise stated, the non-financial metrics detailed in this section of the Annual Report cover the same period as the financial statements, which is the full calendar year 2022. Whenever possible, figures for the past two full calendar years have also been included (in the tables provided in the “Value created” section) for comparison purposes. It is important to note that there have been divestments that were closed during the financial year 2022; therefore historical figures might not be always relevant for comparison. Explanatory notes and definitions are provided as footnotes to the accompanying tables in the “Value created” section (pages 434-446).
The non-financial data included in this section is collected mainly through an online data collection platform. The aggregated data has been reviewed by dedicated subject matter experts at Aegon. The non-financial information in this Annual Report has not been subject to an external audit or review.
In 2022 we further enhanced our Sustainability Reporting Program, building on the process initiated the previous year. The program aims to meet evolving regulatory requirements, provide data for sustainability performance benchmarks, and support our Sustainability Roadmap and other sustainability commitments. Responsibility for sustainability reporting was extended beyond Aegon’s Global Corporate Sustainability Team to include the company’s finance function, which has been tasked with collecting non-financial data, establishing processes and controls, and implementing robust reporting tooling. This will also help to prepare for limited assurance on non-financial reporting as required from 2024 under the CSRD. For more information on the CSRD, please refer to the section on page 413.
Estimations
Estimations (i.e. assumptions or extrapolations) may be applied where data is incomplete or unavailable. For this reporting year, the following significant estimations have been made:

∎	EU Taxonomy’s eligibility assessment (please see “EU Taxonomy” section on page 413).
∎	Operational energy consumption, air travel and associated GHG emissions: we extrapolate by the area of floorspace where we are missing data on energy use.
∎
Investment carbon footprint: We use extrapolation for indicators including Relative intensity, Weighted average carbon intensity, and Carbon risk rating when underlying carbon data is not available. The availability of data for each indicator is expressed in a coverage ratio as disclosed in the TCFD (pages 427-433) and Value created sections (pages 434-446).

Restatements
When compiling and disclosing non-financial data, in some cases values reported in prior years have been reclassified to align with changing circumstances in the 2022 reporting year. Such circumstances might include, but are not limited to, changes in the definitions of data and refining the methodology for data approximation. For this reporting year, the following significant restatements have been made:

∎
The definition of “Direct employees” changed in 2022 compared to previous years. Based on the new definition, direct employees include employees of Aegon N.V. and its 100% subsidiaries only, and is therefore limited to entities over which Aegon has direct control. In previous years, the employees of joint ventures and associates were presented as part of Direct employees. The 2021 figures have been restated to reflect the new definition. This also impacts the following indicators in Value created table “Employees”: Number of direct employees, as well as all indicators disclosed under the headings Recruitment and retention, Average investment in training and career development per employee and Proportion of women employees, and the following indicators in Value created table “Society”: Total GHG emissions / employee (location-based) and Total GHG emissions / employee (market-based). The 2020 figures were not updated for practical reasons. For more information see the Value created table on pages 434-446.

∎
In the Value created table “Customers” we disclose the number of customers, including a breakdown by region. The number of customers of our joint venture in Brazil is now reported in the category International. In previous years this was reported under Americas. The 2020 and 2021 figures were restated to reflect this change.

∎
In the Value created table “Society”, the 2021 figures for the indicators “Absolute reduction against baseline” and “Relative reduction of scope 1+2 against baseline 2019 (%)” regarding operational carbon footprint have been restated. The 2021 figures have been restated to remove carbon emissions due to air travel (Scope 3).

Reporting scope
The scope of non-financial data reported in this section includes all entities over which Aegon has management control. Divested businesses, or joint ventures and associates, are excluded from the scope unless otherwise stated in the footnotes for the data tables in the “Value created” section. In 2020 we announced the divestment of our Eastern European businesses, and these were excluded from our 2021 reporting. Closings were not finalized for our Poland and Romania businesses in 2022, and they continue to be excluded from our reporting.
The “Disclosure by segment” table provides an overview of the scope of non-financial data included in this chapter of the Annual Report for each of our segments. In some cases, the scope does not apply to certain segments, and this is indicated in the table.

402 | Aegon Annual Report on Form 20-F 2022

Basis of preparation

Disclosure by segment

Indicator topics by stakeholder	Segment

Customers
Number of customers		–
Benchmarked Net Promoter Score (NPS)	–	–
Complaints	–	–
Fines and settlements
Claims, benefits and retirement plan withdrawals		–

Employees
Workforce
Recruitment and retention
Employee engagement
Inclusion and diversity
Health and safety
Compensation and benefits
Collective bargaining

Business partners
Premiums and commissions		–
Goods and services

Investors
Corporate governance
Supervisory Board oversight
Financial returns
Sustainability benchmarks

Society
Responsible investment
Climate change (investment footprint)		–
Climate change (operational footprint)
Compliance
Information security
Responsible tax
Community investment

reported
not reported

–	not applicable

Aegon Annual Report on Form 20-F 2022 | 403

About Aegon	Governance and risk management	Financial information	Non-financial information

The Integrated Reporting Framework

Disclosure	Topic	Page reference 1 (or details of omissions if applicable)
Guiding principles	Strategic focus and future orientation	Our strategy and value creation (pages 8-12)
Sustainability (pages 13-17)
	Connectivity of information	The topics mentioned in Sharing value with our stakeholders (pages 20-29), and performance data provided in Value Created (pages 434-446)
	Stakeholder relationships	Sharing value with our stakeholders (pages 20-29)
Sustainability (page 13)
	Materiality	Basis of preparation (pages 401-402)
Sustainability (page 13)
Conciseness

The section “About Aegon (pages 1-32)” is structured around our material topics, risks, opportunities, strategy, and the performance and value associated with these. We have also applied the materiality principle to define the content of this Annual Report as explained in the sections Sustainability (page 13) and Basis of preparation (pages 401-402)

	Reliability and completeness	Basis of preparation (pages 401-402)
Consistency and comparability

This Annual Report is prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the IASB, as well as the Integrated Reporting Framework. Aegon has used the <IR> Framework since 2014.
We are making the shift to integrating more material frameworks; like that of the Task Force on Climate-related Financial Disclosures (pages 427-433).

Content elements	Organizational overview and external environment	About Aegon (pages 2-3)
	Governance	Corporate governance, including Sustainability governance (pages 36-41)
	Business model	Our strategy and value creation (pages 8-12)
Value creation (pages 18-19)
	Risk and opportunities	Sustainability (pages 13-17)
	Strategy and resource allocation	Our strategy and value creation, including Sustainability (pages 8-17)
Sharing value with our stakeholders (pages 20-29)
	Performance	Performance in 2022 (pages 30-32)
Value created (pages 434-446)
	Outlook	Performance in 2022 (pages 30-32)
	Basis of preparation and presentation	Basis of preparation (pages 401-404)

1	All page numbers in this table refer to Aegon’s Annual Report 2022, unless otherwise stated. Where there are several examples, only principal references are included.

404 | Aegon Annual Report on Form 20-F 2022

Sustainability approach

Sustainability approach

Our ambition
As introduced in “Our strategy and value creation” (pages 8-12) and “Sustainability” sections (pages 13-17), in 2022, we continued to take steps to further embed sustainability into Aegon’s strategic approach. Our ambition is to embed sustainability across the business through Aegon’s Sustainability Roadmap 2025. The roadmap sets out the steps we are taking on our two priority themes, climate change, and inclusion and diversity, and other material topics identified by our initial double materiality analysis.
We have set targets for our sustainability approach based on careful assessment of stakeholder needs, regulatory developments and industry trends. Further details on how our key business activities impact our key stakeholders can be found in the “Sharing value with our stakeholders” section (pages 20-29).
From roadmap to action
Realizing our sustainability ambition and delivering our roadmap requires close collaboration across all levels of the organization. To achieve this, we have put in place a clear governance approach (please see the governance diagram on page 17). The Corporate Sustainability Team is at the center of this collaboration to help develop and update Aegon’s sustainability roadmap, and monitor progress on behalf of the MB and Global Sustainability Board (GSB).
To further strengthen ownership of Aegon’s sustainability ambition and roadmap, a number of sustainability indicators are linked to executive remuneration. Further details are shared on pages 57-76.
The different owners at Corporate Center and in the business units, are responsible for translating the roadmap goals into detailed action plans and milestones. These milestones and actions are regularly discussed in the Local Sustainability Boards and Global Sustainability Board. Each year, the Sustainability Roadmap 2025 will be reviewed and updated to make sure it incorporates the latest stakeholder expectations and industry developments.
Together we go further
We acknowledge that we cannot achieve our sustainability ambitions on our own. Tackling global challenges such as climate change and inequality requires collaboration with our stakeholders. Our sustainability approach is focused on engaging with our clients, NGOs, industry bodies, regulators, and other stakeholder groups to find out where we can support one another and create partnerships. In 2022, we added a stakeholder engagement officer to the Corporate Sustainability Team to deliver on this ambition.
Non-financial key performance indicators
In alignment with our company strategy and our material topics, we have identified key performance indicators (KPIs) to measure our non-financial performance. In addition, we have set targets for 2022 and 2023 for a number of these KPIs.
The table on the next page provides an overview of our KPIs and targets for 2022 and 2023 for our non-financial material topics, including our performance in 2022. The table excludes the material topic of “solid financial performance”, which is handled in detail in the “Financial performance” section of this Annual Report (page 30).

Aegon Annual Report on Form 20-F 2022 | 405

About Aegon	Governance and risk management	Financial information	Non-financial information

Non-financial key performance indicators

Material Topic	KPI(s)	Target for 2022	Performance in 2022	Target for 2023

Climate change Priority theme	∎ Weighted average carbon intensity for corporate fixed income and listed equity in our general account 1 (metric tons CO 2 e / EURm revenue)	∎ 25% reduction by 2025 against 2019 baseline	∎ On track. 20% reduction by 2022 against 2019 baseline	∎ 25% reduction by 2025 against 2019 baseline
	∎ Absolute operational carbon emissions 2 (Scopes 1&2) (metric tons CO 2 e)	∎ 25% reduction by 2025 against 2019 baseline	∎ Well ahead of target. 59% reduction by 2022 against 2019 baseline	∎ 25% reduction by 2025 against 2019 baseline
	∎ Amount of investments in activities to help mitigate climate change or adapt to the associated impacts by 2025 (USD billion)	∎ No target 2022	∎ Not measured	∎ USD 2.5 billion investments by 2025
	∎ Number of engagements with the largest corporate carbon emitters in our investment portfolio by 2025	∎ No target 2022	∎ Not measured	∎ Engagement with top 20 corporate carbon emitters by 2025

Inclusion and diversity Priority theme	∎ Proportion of women in senior management 3 (%)	∎ Minimum 36%	∎ 36%	∎ Minimum 38%

Responsible investing	∎ Number of engagements with investee companies 4	∎ No target 2022	∎ 832	∎ No target 2023

Responsible products, treating customers fairly	∎ Significant fines to address cases of mis-selling (number and EUR)	∎ 0 fines	∎ 0 fines	∎ 0 fines

Talent management	∎ Result of the most recent employee engagement survey 5 (%)	∎ At least 70%	∎ 70%	∎ At least 72%

Business conduct and risk management	∎ Proportion of employees completed training on Code of Conduct	∎ 95% completed training	∎ 99% completed training	∎ 95% completed training

Customer experience	∎ Benchmarked Net Promoter Score(SM) (NPS ® ) in our core markets 6	∎ In line with or above the average of those of our peers	∎ US = market average ∎ NL < market average ∎ UK < market average	∎ In line with or above the average of those of our peers

Cybersecurity and data protection	∎ Proportion of employees completed the annual training on Information Security (%)	∎ No target 2022	∎ 95%	∎ No target 2023

Good health and wellbeing	∎ Employee absence rate 7 (%)	∎ No target 2022	∎ 2.4%	∎ No target 2023

1
Aegon has committed to transitioning its general account* investment portfolio to net-zero greenhouse gas (GHG) emissions by 2050. The commitment includes an intermediate target to reduce the carbon intensity for corporate fixed income and listed equity in our general account by 25% in 2025 compared with 2019. For details on the methodology used, please see the TCFD section (Methodology) on page 433. (* The general account portfolio consists of assets where Aegon can take the investment decisions, considering the legal obligations of Aegon as prescribed by local laws and regulations. A similar approach applies to selected investments where Aegon AM in its capacity of manager takes the investment decisions. For discretionary investments for account of third parties and off-balance sheet investments, the investment decisions are driven by the relevant third parties as well as the legal and/or fiduciary obligations of Aegon, as prescribed by local laws and regulations.)

2
Aegon has set a target to reduce the carbon footprint of its operational activities by 25% by 2025 against a 2019 baseline (using the location-based measurement). Operational GHG emissions include Scope 1 and 2 emissions.

3
In this context, senior management includes our Management Board and extends up to two levels below the Management Board (depending on the number of employees in each business unit). The 2021 and 2022 target and performance data do not include employees in our Central & Eastern Europe businesses that are in the process of being divested. The 2023 target does not cover Aegon the Netherlands due to the expected divestment in 2023.

4	Aegon actively engages with investee companies across a wide range of industries to improve their ESG profile and address sustainability issues.
5
The Global Employee Survey is provided through Culture Amp
®
. All employees, including those in joint ventures, participate in the survey on a voluntary basis. New hires employed for under three months do not participate. Employee engagement is measured on a five-point scale (strongly disagree to strongly agree), and it is the average score of four statements:

◾	The company motivates me to go beyond expectations
◾	I am proud to work for this company
◾	I see myself still working at this company in two years’ time
◾	I would recommend this company as a great place to work
In 2022, three engagement surveys were conducted throughout the year (Q1, Q2, and Q3). The participation rate for the most recent survey was 79%.
6
Customer satisfaction is measured in terms of benchmarked Net Promoter Score(SM) (NPS
®
), and is based on the question: “How likely are you to recommend Aegon/Transamerica to a friend or colleague?” It is a single, easy-to-understand metric that predicts overall company growth and customer lifetime value. Customers answer based on a 0 to 10 scale, where those answering 9 or 10 are deemed “promoters”, those answering 7 or 8 are “passive”, and 0 to 6 are “detractors”. NPS
®
is calculated by subtracting the percentage of detractors from the percentage of promoters. On an annual basis, we measure the NPS of our core markets (the Netherlands, the United Kingdom, and the United States) and compare findings against peers in each local market. To achieve this, each core market worked with local research experts who specialize in NPS benchmarking. The peer groups are re-assessed each year to ensure a fair representation of the market.

◾
The Netherlands: In partnership with Ipsos, the aggregated gap-to-market average score was calculated as a weighted average of the gap-to-market average of the various lines of business in active markets in the Netherlands. Weights are based on the number of contracts in each business line.

◾
The United Kingdom: With input from Bilendi, an independent market sample was obtained to gather information about Aegon and its competitors. The gap-to-market score is calculated as the difference between the Aegon NPS
®
and the average NPS
®
of all active brands in the market.

◾
The United States: In partnership with Qualtrics, the required sample size was collected through an external consumer panel for both the Life and Retirement businesses. The aggregated gap-to-market average is calculated by weighing the gap-to-market average for Life and Retirement. Weights are based on the number of contracts for Life and the number of participants for Retirement.

◾	With regards to the definition of “peers” for each core market:
◾
In the Netherlands, the competitive set used per line of business for the survey consisted of 31 brands (life), 37 brands (pension schemes), 25 brands (savings), 42 brands (P&C), and 35 brands (mortgages)

◾	In the United Kingdom, the competitive set used for the survey consisted of 10 brands (pension provider peers)
◾	In the United States, the competitive set per line of business used for the survey consisted of 19 brands (life) and 19 brands (retirement)
7
Employee absence refers to time off from work as a result of illness or injury. It excludes permitted leave of absence such as holiday, study/training, maternity or paternity leave and compassionate leave.

406 | Aegon Annual Report on Form 20-F 2022

Sustainability approach

Policies and procedures
Aegon is committed to doing business responsibly. We have internal policies and, procedures explaining how decisions should be made in areas such as procurement, investment, tax, product development, remuneration, and information security. The following table demonstrates the incorporation of sustainability themes into Aegon’s decision-making processes through specific policies, statements, and procedures with a focus on our material topics. The Aegon website includes a dedicated library for these policies.
Policies, statements, and procedures related to other relevant (emerging) topics are also included as a separate table below.
1

Material topic	Related Policy / Statement / Procedure	Description
Climate change	Environmental Policy

Externally published statement outlining how Aegon seeks to reduce the negative impacts of its direct business operations on the environment whilst maximizing opportunities for performance improvement.

	Responsible Investment Policy	Please see below in this table the description of the Responsible Investment Policy.
Inclusion and diversity	Statement on Inclusion and Diversity

Externally published statement setting out Aegon’s approach to inclusion and diversity to create an environment where our employees can bring their authentic selves to work. The statement incorporates our commitment to enabling this through our actions and inclusive policies. The statement applies to all Aegon businesses worldwide.

Responsible investing	Responsible Investment Policy

Externally published policy acting as the basis for how our assets should be managed consistently with our responsible business objectives and relevant laws and governance standards. It is applicable to all of our proprietary assets globally, regardless of country of operation or whether they are managed by Aegon business units or externally. Local business units within Aegon may implement additional mechanisms to further identify, manage, and mitigate ESG risks, within the context of local norms and stakeholder expectations. The policy covers all major asset classes and sets out minimum social and environmental standards for Aegon’s investments that incorporates exclusions in areas including controversial weapons, tobacco, Arctic or oil sands production, and transportation and thermal coal. The policy also incorporates a commitment to net-zero
emissions, to help to ensure the reduction in the weighted average carbon intensity of the company’s investment portfolio is aligned with its net-zero
ambitions.

Investment and Counterparty Risk Policy

An internal policy which includes requirements for constructing investment mandates between the asset owner and the asset manager. Sustainability risks relating to the investment portfolio need to be identified, assessed and managed, and taken into account in the Asset Liability Management strategy. It applies to all assets and liabilities from the general account and the separate account of all material businesses of Aegon for which it has operational control.

Solid financial performance	Enterprise Risk Management (ERM) Policy

Internal policy document which sets the risk appetite of the company. Among others, it aims to ensure that Aegon and its operating companies are adequately capitalized and that obligations towards policyholders are always adequately met. It applies to all material businesses of Aegon for which the company has operational control.

Capital Management Policy

Internal policy document which governs the company’s view on the level of capitalization of local units, and the capitalization of the company through the amount of Cash Capital and gross financial leverage. In addition, it sets out key expectations on when business units are expected to pay remittances, and when business units can expect capital support from the Holding.

Responsible products, treating customers fairly	Pricing and Product Development Policy

Internal policy overseen by the Global Chief Actuary, detailing the company’s approach to pricing and product development. It takes into account, among others, ensuring a reasonable distribution of return/value to all stakeholders, fair treatment of customers, and taking customer needs, including sustainability preferences, into account in the product approval process.

Talent management	Talent principles and talent review framework	Internal guidelines and processes setting out the company’s approach to talent management, to ensure we have the right people in the right place to deliver on our business ambitions.
	Performance and development cycle	Internal guidelines and processes setting out the company’s approach to performance management for its people with a focus on current performance, and future development and growth potential.
Business conduct and risk management	Code of Conduct

Externally published document prescribing a mandatory set of conditions for how Aegon employees should conduct business, comply with all applicable laws and regulations, and exercise sound judgment in reaching ethical business decisions in the long-term interests of our stakeholders. Training on the Code of Conduct is mandatory for all employees.

CONTINUED >

1	These policies and procedures are simply being provided for informational purposes and are not incorporated into our Annual Report on Form 20-F, except where expressly indicated.

Aegon Annual Report on Form 20-F 2022 | 407

About Aegon	Governance and risk management	Financial information	Non-financial information

Material topic	Related Policy / Statement / Procedure	Description
Business conduct and risk management	Speak Up

Externally published policy supplementing the Aegon Code of Conduct. Aegon Speak Up provides a safe environment for anyone who wishes to raise a concern about suspected or observed misconduct that involves Aegon. The policy applies to all Aegon businesses worldwide (including all business units, subsidiaries and joint ventures that are majority owned, and controlled by Aegon). It also extends to customers, business partners, shareholders and the public in general.

Anti-Bribery and Corruption Policy

The Aegon Code of Conduct contains guidance on the prevention of bribery and corruption (including gifts and entertainment). The internally published Aegon Anti-Bribery and Corruption (ABC) Policy provides further principles and guidelines to help Aegon employees to make the right decision. The policy is applicable to all Aegon business units.

Conflict of Interest Policy

The Aegon Code of Conduct contains guidance on conflicts of interest. The internally published Aegon Conflict of Interest Policy defines the principles regarding potential conflicts of interest applicable to all Aegon business units, which should be implemented in their local unit. The aim of the policy is to provide further guidelines to help Aegon employees recognize a potential conflict of interest and to help them handle the situation.

Operational Risk Policy

Internal policy covering the operational risk universe (taxonomy), including conduct. It aims to ensure that Aegon maintains a prudent operational risk profile under both normal business conditions and under extreme conditions caused by unforeseen events. It applies to all businesses of Aegon for which it has operational control.

Customer experience	Market Conduct Compliance Policy

Internal policy containing key requirements regarding market conduct, aiming to prevent or mitigate customers detriment, to support a proper management of conflicts of interests (including acting in accordance with the best interest of customers) and to ensure that the interests, objectives and characteristics of customers are duly taken into account. It applies to all strategic business units over which Aegon has operational control.

Benchmarked NPS ® Process

Internal process document outlining the process to measure Benchmarked NPS
®
in Aegon’s core markets (the United States, the United Kingdom, and the Netherlands). The quality control, including the approach and methodology, is centrally ensured, while the business units in the company’s core markets are responsible for commissioning field studies, as well as monitoring and communicating results.

Cybersecurity and privacy	Global Information Security Policy

Internal policy overseen by the Global Chief Information Security Officer, setting out the company’s approach to cyberthreats and data protection. The policy applies to all Aegon businesses worldwide (including all units, entities, or joint ventures where Aegon has operational control) and is supported by mandatory training in data and cybersecurity.

Good health and wellbeing (longevity)	Global Health and Safety Statement	Externally published statement committing Aegon to provide and maintain high health and safety standards across all its business units worldwide, outlining our objectives and expectations.

Other topics	Related Policy / Statement / Procedure	Description
Community investment	Charitable Donations Standards

Externally published set of standards covering Aegon’s objectives with regard to community investment, including key themes (“financial security and education” and “wellbeing and longevity”), selection criteria, governance, and approval. The standards also detail Aegon’s contribution to humanitarian aid.

Compensation and benefits	Global Remuneration Framework

Internal framework, detailing the company’s approach to pay. The Framework is based on the principle of pay for performance, setting down the principles of governance covering both fixed and variable pay. On variable pay, remuneration for Aegon executives and other senior management is based on both financial and non-financial
performance metrics (including employee engagement and customer loyalty scores).

Human rights	Statement on Human Rights

Externally published statement designed to frame Aegon’s ongoing stewardship of human rights, including both the direct impacts of our daily operations as well as the indirect impacts of our business activities. Based on the Universal Declaration of Human Rights, core standards of the International Labor Organization (ILO), and the principles of the UN Global Compact. The statement commits Aegon to upholding international human rights standards at all businesses where the company has sufficient management control and, where possible, to help ensure partners uphold the same standards. The statement is supported by a regular human rights risk assessment, covering Aegon’s businesses in the Americas, Europe, and Asia. (Note: Please see below for further information on our approach to human rights.)

Responsible sourcing	Vendor Code of Conduct

Externally published document containing the standards for the business relationship between Aegon and its vendors in order to enable Aegon to manage the most material business conduct, social, and environmental risks (also referred to as sustainability risks) associated with its procurement of goods and services under the following categories:
- Corporate governance
- Human rights
- Labor rights and good health and wellbeing
- Climate change and biodiversity

Aegon requires its vendors to comply with the Code and assesses the
ESG-related
performance of those vendors against its standards.

Responsible tax	Global Tax Policy and Principles of Conduct

Externally published policy outlining Aegon’s approach to responsible taxpaying, which seeks to align the long-term interests of all our stakeholders, including customers, employees, business partners, investors, and wider society. Aegon seeks to pay “fair taxes”, which means paying the right amount of tax in the right places.

408 | Aegon Annual Report on Form 20-F 2022

Sustainability approach

Human Rights
Statement on Human Rights
Aegon has an externally published Statement on Human Rights, which represents our overarching position and approach regarding responsible stewardship of human rights. This includes both the direct impacts of our daily operations as well as the indirect impacts of our business activities.
Aegon’s Statement on Human Rights is based on the Universal Declaration of Human Rights, core standards of the International Labor Organization (ILO), and the principles of the UN Global Compact. The statement commits Aegon to upholding international human rights standards at all businesses where the company has sufficient management control and, where possible, to encourage partners to uphold the same standards.
In addition to our Human Rights Statement, human rights considerations are built into Aegon’s Responsible Investment Policy, Vendor Code of Conduct, and Statement on Inclusion and Diversity. Aspects of human rights are also covered by our Code of Conduct, our Speak Up program, and our policies including Anti-bribery and Corruption, Conflict of Interest, Employment Screening, Anti-Money Laundering, Sanctions, Anti-Fraud, Distribution Risk Management, and Third Party Risk Management.
Aegon UK also issues a modern slavery statement (in line with the UK government’s 2015 Modern Slavery Act).
Indicators
Results of Aegon’s biennial global Human Rights Risk Assessment (conducted internally and based on external sources). The assessment scores Aegon’s countries against a combination of 10 publicly available indicators including: Civil and political rights, Corruption, Human development, Health coverage, Property rights, Illicit economy, Gender development, Working conditions, Rule of law, and Internet inclusion.
Outcome / Performance 2022
In 2022, we carried out our biennial Human Rights Risk Assessment (HRRA). Aegon also annually assesses ethics and culture via the Systematic Integrity Risk Assessments (SIRA), part of which is to assure it is not directly or indirectly violating the principles in the Code of Conduct and our core values.
The findings from these assessments are that for most Aegon units, the operating environment presents little or no significant human rights risk. Aegon is exposed to reduced risks in the potentially more difficult environments of Hungary, Turkey, and Indonesia due to divestments in those countries. In the Americas corruption is a concern, as well as the working conditions. We face human rights risks in China and India, although most of these risks relate to outside political factors.
Compliance and Risk leaders in countries with higher risk levels were asked to assess the local environment and to put in place action plans to manage identified risks. Preventative and remedial measures were recommended to local management in higher risk countries, and the 2022 HRRA concluded that the necessary measures are in place with respect to specific risks.

Aegon Annual Report on Form 20-F 2022 | 409

About Aegon	Governance and risk management	Financial information	Non-financial information

Regulation and compliance

Around the world, governments are passing legislation to make sure that companies are more transparent about how sustainable their economic activities are. For example, the EU Sustainable Finance Disclosure Regulation (SFDR) is driving more transparency regarding how financial market participants and financial advisors integrate sustainability risks and, where appropriate, sustainability factors (the impact of economic activities on people and the environment) into their investment decisions or insurance advice. According to SFDR, financial market participants should disclose information on those procedures and descriptions, and the impact of sustainability risks on the performance of the financial products, as well as, where appropriate, the impact of these products on people and the environment. To do so, they need sustainability-related information about their investees (companies). This is why the European Union has been developing two other key pieces of legislation, namely the Corporate Sustainability Reporting Directive (CSRD) and the EU Taxonomy. The CSRD and EU Taxonomy aim to ensure that investees report on these topics, so financial institutions can use this information in return. The 2021 reporting year was the first step in the implementation of the EU Taxonomy.
For more information on the EU Taxonomy please refer to the “EU Taxonomy Regulation” section on page 413.
EU
Non-Financial
Reporting Directive
Non-financial
reporting has been a regulatory requirement for Aegon since the implementation of EU Directive 2014/95/ EU on non-financial
reporting, hereafter referred to as the EU
Non-Financial
Reporting Directive (NFRD), as of the 2018 reporting year. The NFRD requirements applicable to Aegon N.V. are included in article 29a of Directive 2013/34/ EU (Accounting Directive). In the Netherlands, article 29a of the Accounting Directive is implemented in Dutch law, on the basis of article 391 of Book 2 of the Dutch Civil Code in the Decree on the contents of the management report (“Besluit inhoud bestuursverslag”), in the Decree on the establishment of further provisions on the content of the Annual Report (“Besluit tot vaststelling van nadere voorschriften omtrent de inhoud van het jaarverslag”) and in the Decree on the publication of non-financial
information (“Besluit bekendmaking niet-financiële informatie”).
The NFRD requires “large companies” such as Aegon to disclose information regarding the way they operate and manage social and environmental challenges. The disclosures pursuant to the NFRD relate to the impact on the company’s development, performance, and position, which indicates financial materiality. In addition, the NFRD disclosures should relate to the impact of the company’s activities with respect to environmental and social matters. This refers to the external impacts of the company.
More specifically, the NFRD requires companies to report on social, employee, and environmental matters (including climate change), human rights, bribery and anti-corruption, as well as to disclose information on board diversity. Information on board diversity is included in the diversity section of Aegon’s Corporate Governance Statement. Climate-related information forms part of the information that needs to be disclosed on environmental matters, including those provided on the basis of the recommendations of the Task Force on Climate-Related Disclosures (TCFD). These disclosures are covered in the TCFD section of this report.
On the basis of the above-mentioned Decrees, Aegon is required to publish non-financial
information in a (consolidated)
non-financial
statement. To this end, the table on the next page details the disclosures required, additionally referencing the corresponding requirement of the NFRD itself and the corresponding requirements in the Dutch decrees.

410 | Aegon Annual Report on Form 20-F 2022

Regulation and compliance

EU
Non-Financial
Reporting Directive
1

Topic	Sub-topic	Section Reference (AR 2022)	Equivalent requirement under Dutch law 2

Business model	Brief description of company’s business model	Our strategy and value creation (pages 8-12) Value creation (pages 18-19)	Decree non-financial information (article 3.1.a)

Relevant environmental matters (including climate-related impacts)	Description of policies relating to environmental matters (including due diligence processes implemented)	Sustainability (pages 13-17) Table under “Policies and procedures” (pages 407-408) TCFD (pages 427-433)	Decree non-financial information (article 3.1.b)

The outcome of these policies
Sustainability (pages
13-17)

Sharing value with our stakeholders (page 28)

TCFD (pages
427-433)

Tables under “Value created”:

Society/Responsible investment and Climate change (Investment footprint, and Operational footprint) (pages
441-446)

	Description of the principal risks (in own operations and in value chain) and how these risks are managed	Risk management (pages 77-82) Regulation and supervision (pages 89-92) Risk factors Aegon N.V. (pages 360-383) TCFD (pages 427-433)	Decree non-financial information (article 3.1.c)

Non-financial key performance indicators relating to environmental matters
Sustainability approach/
Non-financial
key performance indicators (pages
405-406)

TCFD (pages
427-433)

Tables under “Value created”:

Society/Responsible investment and Climate change (Investment footprint, and Operational footprint) (pages
441-446)

Decree non-financial information (article 3.1.d)

Relevant social and employee matters	Description of the policies relating to social and employee matters (including due diligence processes implemented)	Sustainability (pages 15-16) Table under “Policies and procedures” (pages 407-408)	Decree non-financial information (article 3.1.b)

The outcome of these policies
Sustainability (pages
15-16)

Sharing value with our stakeholders (pages
20-26,
28)

Tables under “Value created”:

Customers/Customer experience (Customer satisfaction) (page 434)

Employees/Inclusion and diversity, Talent management and Good health and wellbeing) (pages
435-437)

Society/Responsible investment (pages
441-446)

	Description of the principal risks (in own operations and in value chain) and how these risks are managed	Risk management (pages 77-82) Regulation and supervision (pages 89-92) Risk factors Aegon N.V. (pages 360-383)	Decree non-financial information (article 3.1.c)

Non-financial key performance indicators relating to social and employee matters
Sustainability approach/
Non-financial
key performance indicators (pages
405-406)

Tables under “Value created”:

Customers/Customer experience (Customer satisfaction) (page 434)

Employees/Inclusion and diversity, Talent management (Recruitment and retention, and Employee engagement), and Good health & wellbeing (pages
435-437)

Society/Responsible investment (pages
441-446)

Decree non-financial information (article 3.1.d)

1	As included in the EU Accounting Directive.
2
The EU
Non-Financial
Reporting Directive was transposed into Dutch law through two decrees relating respectively to non-financial
information and diversity policy (“Besluit bekendmaking niet-financiële informatie”/”Besluit Bekendmaking diversiteitsbeleid”, included in the “Besluit tot vaststelling nadere voorschriften omtrent de inhoud van het jaarverslag”).

Aegon Annual Report on Form 20-F 2022 | 411

About Aegon	Governance and risk management	Financial information	Non-financial information

Topic	Sub-topic	Section Reference (AR 2022)	Equivalent requirement under Dutch law 2

Relevant matters with respect for human rights	Description of policies relating to respect for human rights (including due diligence processes implemented)	Additional table under “Policies and procedures” (page 408) Sustainability approach/Human rights (page 409)	Decree non-financial information (article 3.1.b)

The outcome of these policies
Sustainability approach/Human rights (page 409)

Tables under “Value created”:

Employees/Inclusion and diversity (Work-related incidents and complaints) (pages
435-437)

Society/Responsible investment (pages
441-442)

	Description of the principal risks (in own operations and in value chain) and how these risks are managed	Sustainability approach/Human rights (page 409)	Decree non-financial information (article 3.1.c)

	Non-financial key performance indicators relating to human rights matters	Sustainability approach/Human rights (page 409)	Decree non-financial information (article 3.1.d)

Relevant matters with respect to anti-corruption and bribery	Description of policies relating to anti-corruption and bribery matters (including due diligence processes implemented)	Table under “Policies and procedures” (pages 407-408) Governance and risk management/Code of conduct (page 93)	Decree non-financial information (article 3.1.b)

	The outcome of these policies	Tables under “Value created”: Society/Responsible investment and Compliance (pages 441-446)

	Description of the principal risks with regard to anti- corruption and bribery; and, how these risks are managed	Risk management (pages 77-82) Regulation and supervision (pages 89-92) Risk factors Aegon N.V. (pages 360-383)	Decree non-financial information (article 3.1.c)

	Non-financial key performance indicators relating to anti-corruption and bribery	Sustainability approach/Non-financial key performance indicators (pages 405-406) Tables under “Value created”: Society/Responsible investment and Compliance (pages 441-446)	Decree non-financial information (article 3.1.d)

Diversity	Diversity of the Management Board and Supervisory Board
Diversity section of Aegon’s Corporate Governance Statement 2022.

Regulation and compliance/ Dutch Act on gender diversity at the top (pages
417-418)

Tables under “Value created”:

Employees/Inclusion and diversity (pages
435-437)

Investors/Corporate governance (pages
439-440)

Decree content of the management report (article 3a)

1	As included in the EU Accounting Directive.
2
The EU
Non-Financial
Reporting Directive was transposed into Dutch law through two decrees relating respectively to non-financial
information and diversity policy (“Besluit bekendmaking niet-financiële informatie”/”Besluit Bekendmaking diversiteitsbeleid”, included in the “Besluit tot vaststelling nadere voorschriften omtrent de inhoud van het jaarverslag”).

412 | Aegon Annual Report on Form 20-F 2022

Regulation and compliance

EU Corporate Sustainability Reporting Directive
From January 1, 2024, the Corporate Sustainability Reporting Directive (CSRD) will apply to large companies, such as Aegon N.V., and replace the NFRD. As mentioned in “Reporting process for non-financial
data” section on page 402, Aegon is preparing for this change. The CSRD will require companies, including Aegon N.V., to include in their management report information necessary to understand their impacts on sustainability matters, and how sustainability matters affect their development, performance, and position, including the information that they are required to disclose pursuant to article 8 of the Taxonomy Regulation. In line with and building on the approach of the NFRD, the CSRD also adopts a “double-materiality” perspective.
The detailed reporting requirements under the CSRD will be included in sustainability reporting standards. The first set of standards is expected to be formally adopted by the European Commission by the end of the first half of 2023. This first set of standards comprises standards that will apply to all companies subject to the CSRD. Sector-specific standards will follow in subsequent years. When adopting these technical standards, the European Commission needs to take into consideration the technical advice of the European Financial Reporting Advisory Group (EFRAG), that has been tasked with providing technical advice to the European Commission on sustainability reporting standards. EFRAG submitted its technical advice to the European Commission on November 22, 2022. In its technical advice, EFRAG has taken into consideration input received during a public consultation of an earlier draft of this technical advice (ESRS Exposure Drafts).
The EU Taxonomy is linked to the CSRD. While the EU Taxonomy currently only focuses on environmental objectives, the CSRD will set sustainability standards based on a broader sustainability perspective.
EU Taxonomy Regulation
The EU Taxonomy Regulation was adopted by the European Union in 2021 and is one of the cornerstones of the EU Action Plan on financing sustainable growth. The EU Taxonomy is a classification system to define environmentally sustainable economic activities, based on the following criteria:

∎	Substantially contributing to one of the six EU environmental objectives:

1.	Climate change mitigation

2.	Climate change adaptation

3.	Sustainable use and protection of water and marine resources

4.	Circular economy

5.	Pollution prevention and control

6.	Protection and restoration of biodiversity and ecosystems
∎	Doing no harm to any of the other objectives, and

∎	Meeting minimum safeguards, including the OECD Guidelines for Multinational Enterprises and the UN Guiding Principles on Business and Human Rights.
For each of the six environmental objectives, delegated acts are being developed at EU level. Thus far, one delegated act for two objectives, climate change adaptation and climate change mitigation, has been finalized and is in effect. This delegated act was amended in 2022 to include certain nuclear and gas-related
activities in the EU Taxonomy. The delegated acts concerning the other four environmental objectives are expected to be published by the European Union in 2023. Accordingly, we will include the related EU Taxonomy disclosures in our Annual Report 2023.
Article 8 of the EU Taxonomy Regulation
Article 8 of the EU Taxonomy Regulation requires companies to report how and to what extent their activities are associated with economic activities that qualify as environmentally sustainable. The requirements apply to companies that are obliged to publish non-financial
information in accordance with the NFRD. The information should be included in the non-financial
statement or consolidated
non-financial
statement information.
Article 8 of the EU Taxonomy Regulation aims to ensure that large public-interest entities (such as Aegon) report on these topics, so financial institutions and other stakeholders can use this information in return.
Disclosure of EU Taxonomy-eligible economic activities and investments
In the Annual Report 2022, Aegon must disclose the proportion of Taxonomy-eligible economic activities and investments related to climate change mitigation and climate change adaptation only. When estimates and proxies are used, disclosures under Article 8 of the Taxonomy Regulation may not be classified as “mandatory” and should be classified as “voluntary”.
To assess the eligibility of our investments, we often depend on the information provided by our investees. In many cases, this information is not yet available. Therefore, we have used alternative methods and estimates which we describe below under “Assumptions and data limitations”. These investments are included in the voluntary disclosures. Actual information to assess eligibility is only available for our underwriting activities and investments in mortgage loans and real estate. Therefore, these investments and activities form our mandatory disclosures. The distinction between “mandatory” and “voluntary” disclosures is explicitly mentioned in the EU Taxonomy tables below.

Aegon Annual Report on Form 20-F 2022 | 413

About Aegon	Governance and risk management	Financial information	Non-financial information

“Eligible” means that an economic activity is described in one of the delegated acts as mentioned above, irrespective of whether that economic activity meets any or all of the technical screening criteria laid down in those delegated acts to qualify as sustainable. “Alignment” means that an eligible economic activity meets the technical screening criteria to qualify as sustainable. Aegon N.V. needs to disclose the alignment of its economic activities for the first time in its Annual Report 2023.
Scope of assets and activities covered by the EU Taxonomy disclosures
Aegon’s EU Taxonomy performance indicators are split between underwriting activities and on-balance
investments.
Investments
To calculate the proportion of Taxonomy-eligible investments, the total of covered investments is used as the denominator, which includes general account investments, investments for accounts of policyholders, derivatives, and real estate for own use. The total covered assets in proportion to the total balance sheet is 80% (EUR 321 billion out of EUR 403 billion). We also include in the covered assets, on a voluntary basis, investments in companies that are not obliged to publish non-financial
information, unless the data is not available to assess Taxonomy-eligibility. This includes investments in companies established outside the EU.
Own activities
The underwriting disclosure includes an assessment of all
non-life
business as prescribed by the EU Taxonomy.
Non-life
business only relates to the EU Climate Change Adaptation objective, as these products can significantly contribute to the protection of policyholders for the negative impact of climate change but do not contribute to the Climate Change Mitigation objective.
We have only classified
non-life
activities as eligible when there is a reference in the policy conditions to one or more of the climate-related perils as defined by the EU Taxonomy Climate Delegated Act (such as storm, flood, cold wave/ frost, or drought). We have assessed that this is applicable to our motor vehicle, other motor, and property insurance of Aegon the Netherlands. As a consequence, we have classified our medical expense, income protection, and worker’s compensation insurance products as non-eligible.
The Taxonomy Regulation allows different methods to measure the total premium of eligible products. The total premium of eligible products can be calculated at line-of-business
level, product level, or coverage level. Aegon takes a product-level approach, which means that the total gross written premium of all eligible products is taken into account.
Assumptions and data limitations
To determine the eligibility of our investments in 2021 and 2022, we used publicly available sector information (referred to as NACE codes), collected by an external data vendor to map the investments in shares, debt securities, and part of our private loans to the EU Taxonomy. We have measured eligible investments for the full carrying amount. In the alignment phase in 2023, we will use actual information from the underlying companies to assess the alignment percentage, which will likely be lower than 100% of the IFRS value for most investments.
Our mortgage and real estate portfolios are classified as 100% eligible in line with the EU Taxonomy. We do not expect all properties to meet the screening criteria in 2023, which is in large part based on the energy label information of the underlying properties. As a result, we expect that the actual alignment of our mortgage and real estate portfolio in 2023 will also be lower than 100%.
The eligibility assessment of our investment funds is more difficult since we depend on external asset managers to provide relevant sustainability information on the underlying companies. Similar to 2021, we have a data limitation in 2022 for assessing the eligibility of our investment funds. As a result, we have classified these investments as non-eligible.
This mainly impacts the eligibility of investments for account of policyholders.
For our 2022 disclosures, we do not make a distinction between the two climate objectives of climate change mitigation and climate change adaptation. For investments, the distinction becomes relevant in the alignment phase as the screening criteria for mitigation are different than those for adaptation. In the eligibility phase, these categories are very similar and the information needed to make a distinction is not yet available. As mentioned above, non-life
activities are all related to climate change adaptation.

414 | Aegon Annual Report on Form 20-F 2022

Regulation and compliance

EU Taxonomy eligibility

EU Taxonomy underwriting	Eligibility based on actual information
	(mandatory disclosure)

	Absolute premium (EUR million)	% of non-life premium

Eligible non-life activities	86	5%

Of which reinsured	6

Taxonomy-non-eligible	1,827	95%

Total premium non-life	1,913

EU Taxonomy investment (on-balance)	Eligibility based on actual information (mandatory disclosure)		Eligibility including estimates (mandatory and voluntary disclosure)

	Absolute value (EUR million)	Percentage of investments covered	Absolute value (EUR million)	Percentage of investments covered

Eligible investments (numerator)	44,217	13%	56,858	18%

Of which general account investments	43,625		53,814

Of which Investments for account of policyholders	443		2,895

Of which real estate for own use	149		149

Non-eligible investments (numerator)	259,717	81%	247,076	77%

Excluded from numerator only:	11,155	3%	11,155	3%
exposures to derivatives

Excluded from numerator only:	5,622	2%	5,622	2%
exposures to undertakings that are not obliged to publish non-financial information pursuant to Article 19a or 29a of Directive 2013/34/EU and data is not available

Total investments covered (denominator)	320,711		320,711

Excluded from numerator and denominator: exposures to central governments, central banks and supranational issuers	21,138		21,138

Total investments in scope	341,850		341,850

Which includes:

Investments general account	131,443		131,443

Investments for account of policyholders	199,102		199,102

Derivatives	11,155		11,155

Real estate for own use	149		149

1	The percentage of eligible investments of total investments in scope is 13% (44,217/341,749) and over total assets is 11% (44,217/402,682).
Note: When estimates and proxies are used, disclosures under Article 8 of the Taxonomy Regulation may not be classified as “mandatory” and should be classified as “voluntary”. Actual information to assess eligibility is currently only available for our investments in mortgage loans and real estate. Therefore, these investments form the mandatory disclosures.

Aegon Annual Report on Form 20-F 2022 | 415

About Aegon	Governance and risk management	Financial information	Non-financial information

Breakdown of eligible investments	Eligibility per investment class covered			Eligibility determined based on actual information (part of mandatory disclosure)	Eligibility determined based on estimates (part of voluntary disclosure)

	Eligible (absolute value) (EUR million)	Total value of investment class covered (EUR million)	Percentage of investment class covered
General account investments in scope:

Shares	10	493	2%	No	Yes

Debt securities	8,065	52,279	15%	No	Yes

Mortgage loans	41,021	41,021	100%	Yes	No

Private loans	2,059	4,514	46%	No	Yes

Policy loans	0	2,043	0%	No	Yes

Real estate	2,604	2,604	100%	Yes	No

Other 1	55	6,331	1%	No	Yes

Total eligible general account investments (numerator)	53,814	109,284	49%

Investments for account of policyholders in scope:

Shares	1,661	11,751	14%	No	Yes

Debt securities	698	4,965	14%	No	Yes

Unconsolidated	90	171,717	0%	No	Yes

investment funds

Real estate	443	443	100%	Yes	No

Other 1	2	6,088	0%	No	Yes

Total eligible investments for account of policyholders (numerator)	2,895	194,964	1%

Total eligible real estate assets for own use (numerator)	149	149	100%	Yes	No

1	Mainly includes deposits with financial institutions and money market funds which do not qualify for eligibility.

416 | Aegon Annual Report on Form 20-F 2022

Regulation and compliance

Dutch Act on gender diversity at the top
On September 28, 2021, the Dutch Senate adopted the Act on Gender Diversity at the Top (the “Act”), which aims to improve the gender diversity on corporate boards of listed and large companies in the Netherlands. To comply with the Act, certain Dutch entities of Aegon are expected to set appropriate and ambitious target figures for gender diversity: (i) for the Board of Directors, (ii) of the Supervisory Board, and (iii) at the
sub-board
level. These targets are to be accompanied with a plan on how to achieve the targets. The Act came into force on January 1, 2022.
Gender diversity targets for large companies
The Act consists of two components: a gender-balanced Supervisory Board and appropriate and ambitious gender diversity targets, including mandatory reporting requirements. In practice, this means Aegon N.V. will be required to:

1.
Comply with a minimum quota of
one-third
women and
one-third
men on the Supervisory Board of Aegon N.V. The Act determines that the 30% gender balance is to be heeded for future appointments. The diversity quota applies to an initial appointment of a Supervisory Board member, but not to a reappointment if it occurs within eight years of the year of appointment. There is no obligation to make changes to the existing Board positions at this time.

2.
Set appropriate and ambitious targets for all Dutch subsidiaries that qualify as “large”
1
in the form of a target to promote gender diversity. These include gender diversity in (i) the Board of Directors, (ii) the Supervisory Boards, and (iii) the
“sub-board”
of these entities.

3.	Draw up a plan of action to achieve these objectives. In the plan of action, the company shall in any event explain the policy and measures by which a more balanced distribution will be achieved.
4.	Report in the Annual Report of Aegon N.V. (for the first time in the Annual Report 2022):
∎	Number of female and male in positions on the Board of Directors, the Supervisory Board and at the sub-board level
∎	Ambitious targets and the plans to realize these
∎	If a target has not been met, the reason why.
5.	Report to the Dutch Social and Economic Council (“Sociaal-Economische Raad” (SER)) annually, within 10 months after the close of the financial year, on the same matters as listed under item 4.
Target setting
In accordance with the requirements of the Act, the following targets have been adopted by the Aegon Executive Board.
Aegon N.V.:
∎	The ambition for the Executive Board of Aegon N.V. is a minimum of 33% of each gender by 2026 in the event the Executive Board is composed of three or more members.
∎
The Executive Board of Aegon N.V. is part of the larger Management Board. For the Management Board an ambition of 33% in 2026 applies irrespective of whether members are also members of the Executive Board.

Subsidiaries:
∎	The target for the Supervisory Board (if existing) for each subsidiary is a minimum of 33% of each gender.
∎	The target for the Board of Directors for each subsidiary is a minimum of 33% of each gender.
The Sub-board Level:
∎	The target for the composition of staff at sub-board level for all entities in scope of the Act is a minimum of 33% of each gender.
Actions to enhance gender balance
Key actions from our plan to enhance our position include:
1.	Conclude the “Glass ceiling” research with clear actions to address identified barriers:
∎	Include non-financial performance indicators for gender diversity in senior management remuneration.
∎	Actively manage staffing developments that create opportunities to further strengthen the gender ratio in senior management.
∎	Target 50% female succession candidates for senior management functions by end of 2023.
∎	Actively monitor gender diversity in promotions.
∎	Continue to support “Women in Finance” employee resource group in the Netherlands.
2.	Less directly, but also impactful, is strengthening inclusion and diversity practices throughout the organization:
∎	Appoint a Global Head of Inclusion and Diversity and create a company-wide inclusion and diversity strategy.
∎
Appoint Management Board members as executive sponsors of our inclusion and diversity focus areas (gender balance, disability, life stages, sexual orientation and race and ethnicity), making our intentions clear to our colleagues, the marketplace and the communities we serve.

∎	Conduct a maturity assessment and inclusion survey on our diversity journey so we have baseline data to track our progress and help us define impactful interventions.
∎	Embed inclusive leadership behavior as part of our Best Life Leadership Program to promote and harness diversity of thought and create a more inclusive workplace.
∎	Enhance our Speak Up culture to allow people to safely voice concerns and issues.

1	This is the case if a company meets at least two of the following criteria on two consecutive balance sheet dates:
∎	the value of the assets exceeds EUR 20 million;
∎	the net turnover is more than EUR 40 million;
∎	the average number of employees is 250 or more

Aegon Annual Report on Form 20-F 2022 | 417

About Aegon	Governance and risk management	Financial information	Non-financial information

The table below provides an overview of the composition of the
Boards by gender by eligible entity as at December 31, 2022.

Board of Directors

Female	0	1	1	1	1	1	0	0	1	1

Male	2	2	2	2	2	1	2	3	3	2

Total female and male	2	3	3	3	3	2	2	3	4	3

% female (actual)	0%	33%	33%	33%	33%	50%	0%	0%	25%	33%

Supervisory Board

Female	4	2	2	2	2	1	0	2	2	0

Male	5	2	2	2	2	2	0	1	1	0

Total female and male	9	4	4	4	4	3	0	3	3	0

% female (actual)	44%	50%	50%	50%	50%	33%	0%	67%	67%	0%

Sub-Board Level (Senior management) 1

Female	49	9	n.a.	n.a.	n.a.	1	n.a.	3	2	21

Male	124	24	n.a.	n.a.	n.a.	3	n.a.	12	2	42

Total female and male	173	33	n.a.	n.a.	n.a.	4	n.a.	15	4	63

% female (actual)	28%	27%	n.a.	n.a.	n.a.	25%	n.a.	20%	50%	33%

Total

Female	53	12	3	3	3	3	0	5	5	22

Male	131	28	4	4	4	6	2	16	6	44

Total female and male	184	40	7	7	7	9	2	21	11	66

% female (actual)	29%	30%	43%	43%	43%	33%	0%	24%	45%	33%
n.a. – not applicable

1
We have defined
sub-board
level to be the senior management of the Dutch entities that are not already a member of the Supervisory Board or Executive Board of any of the entities in scope of the Act. For Aegon Investment Management B.V. we define sub-board
level as the senior management of Aegon Asset Management. For Aegon Bank N.V., we define sub-board
level as the senior management of KNAB. The definition of senior management is the same as our existing definition used for remuneration and reporting purposes. Aegon Levensverzekeringen N.V., Aegon Spaarkas N.V., Aegon Schadeverzekering N.V. and Aegon Hypotheken B.V. are legal entities. The operational activities fall under Aegon Nederland N.V. and therefore sub-board
level is not applicable.

418 | Aegon Annual Report on Form 20-F 2022

Our commitments

Our commitments

Aegon applies over-arching and sector-specific global sustainability frameworks and initiatives, both to align with and to report against its sustainability strategy, policies, and performance.
We understand that we cannot achieve our sustainability ambitions on our own. We are therefore contributing towards a number of over-arching international initiatives, including the United Nations Global Compact (UNGC), the UN Sustainable Development Goals (SDGs), and the Task Force on Climate-related Financial Disclosures (TCFD). These initiatives guide our internal practices and policies, and help shape our overall approach to sustainability. In addition,
Aegon has also signed up and committed to sector-specific initiatives, including the
UNEP-FI’s
Principles for Sustainable Insurance (PSI), and the Dutch International Responsible Business Conduct (IRBC) Agreement. This section of the report provides an overview of key commitments and disclosures. A full list of our commitments is available on our website.
In addition, in 2022, Aegon became a company-wide signatory to the Principles for Responsible Investment (PRI), joining Aegon Asset Management. More information can be found in the “Sustainability” section (page 16).

United Nations Global Compact
In 2021, Aegon N.V. became a signatory of the United Nations Global Compact (UNGC), thereby committing to implement universal sustainability principles in the fields of human rights, labor, environment, and anti-corruption, as well as taking steps to support the UN goals; currently the SDGs. As a signatory, Aegon is committed to disclosing its progress annually via a
Communication on Progress (COP)
submission.
In addition to integrating the measurement of the outcomes under the UNGC Principles into our annual reporting cycle, we have detailed Aegon’s policies and procedures to support each Principle and of how we align and implement them. The following table summarizes Aegon’s progress towards implementing the principles in 2022.

UNGC Principles	Policy and implementation	Resources / References
Human Rights
1. Businesses should support and respect the protection of internationally proclaimed human rights; and	∎ Our Statement on Human Rights commits the company to uphold international human rights standards.	∎ Our Statement on Human Rights
	∎ Consideration for human rights to provide safe and healthy working conditions to our employees is built into our Code of Conduct and our Statement on Inclusion and Diversity.	∎ Our Code of Conduct ∎ Our Statement on Inclusion and Diversity
	∎ Our Responsible Investment Policy includes alignment with our responsible business objectives (human rights is one of the policy’s topics) and relevant laws and governance standards.	∎ Our Responsible Investment Policy
	∎ We ask our suppliers to agree to comply with the UNGC principles.	∎ Our Vendor Code of Conduct
	∎ We committed to and/or partnered with initiatives that support the development of human rights, including the Universal Declaration of Human Rights.	∎ Our approach to human rights

∎
  We contribute to the public debate, interacting with all levels of government in the countries where we operate (when applicable) to express views on matters that affect our operations, employees, customers, and communities.
∎ Our approach to government and policy affairs
	∎ We support our most vulnerable communities in direct and tangible ways.	∎ Our approach to community investments ∎ Our approach to Inclusive insurance coverage
CONTINUED >

Aegon Annual Report on Form 20-F 2022 | 419

About Aegon	Governance and risk management	Financial information	Non-financial information

UNGC Principles	Policy and implementation	Resources / References

2. make sure that they are not complicit in human rights abuses.	∎ We carry out a biennial Human Rights Risk Assessment to identify, prevent, and mitigate adverse human rights impacts that may be linked to our operations.	∎ Our approach to human rights
	∎ Human rights risks are integrated in our Enterprise Risk Management (ERM) framework and subsequently in various internal control systems, particularly Aegon’s biennial Human Rights Risk Assessment.	∎ Our Statement on Human Rights
	∎ Our Responsible Investments’ exclusion list aims to prevent investments in companies and countries that we believe systematically breach human rights.	∎ Our Responsible Investment Policy
Labor

3. Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining;
∎
  We incorporated both the Universal Declaration of Human Rights and the core labor and human rights standards of the International Labor Organization (ILO), including the recognition of the right to freedom of association and the right to collective bargaining into our employee policies, as well as Vendor Code of Conduct and Responsible Investment Policy.
∎ Our Statement on Human Rights ∎ Our Vendor Code of Conduct ∎ Our Responsible Investment Policy
	∎ In countries with the highest human rights risks, we suggest alternative employee representation where there is no independent trade union.	∎ Our approach to human rights

∎
  We include labor rights considerations in our Responsible Investment Policy, including those related to freedom of association, effective recognition of the right to collective bargaining, the elimination of all forms of discrimination with respect to employment, the elimination of all forms of forced labor, and the effective abolition of child labor.
∎ Our Responsible Investment Policy

4. the elimination of all forms of forced and compulsory labor;
∎
  We incorporated both the Universal Declaration of Human Rights and the core labor and human rights standards of the International Labor Organization (ILO) into our employee policies. We consider certain human rights fundamental and universal for our workforce.
∎ Our Statement on Human Rights ∎ Our Code of Conduct ∎ Our Statement on Inclusion and Diversity

∎
  Our responsible procurement practices assess the risks associated with our supply chain, our business and distribution partners, our outsourced arrangements, and our interactions with governmental agencies.
∎ Our approach to responsible procurement ∎ Our Vendor Code of Conduct ∎ Our Statement on Human Rights

5. the effective abolition of child labour; and
∎
  We incorporated the core labor and human rights standards of the International Labor Organization (ILO) into our employee policies. We also engage with our portfolio companies on issues related to human rights, including those related to forced and compulsory labor and abolition of child labor.
∎ Our Statement on Human Rights ∎ Our Responsible Investment Policy

∎
  In line with our Vendor Code of Conduct, we score our suppliers for sustainability performance through the EcoVadis rating platform, which also covers the topic of effective abolition of child labor.
∎ Our Vendor Code of Conduct ∎ Our Statement on Human Rights ∎ Our approach to responsible procurement
CONTINUED >

420 | Aegon Annual Report on Form 20-F 2022

Our commitments

UNGC Principles	Policy and implementation	Resources / References

6. the elimination of discrimination in respect of employment and occupation.
∎
  We incorporated the core labor and human rights standards of the International Labor Organization (ILO) into our employee policies. This includes embedding inclusion and diversity in Aegon’s Inclusion and Diversity Statement, in our ERM framework, and in Aegon’s Global Employee Survey to enable more targeted interventions and track our progress.
∎ Our approach to inclusion and diversity ∎ Our Statement on Inclusion and Diversity ∎ Our Statement on Human Rights

∎
  Aegon’s Speak Up
case-by-case
program and policy encourage employees to voice any concerns regarding potential misconduct and not tolerate reprisal for reporting in good faith an occurrence that they believe is unlawful, unethical, or otherwise improper conduct.
∎ Our approach to human rights ∎ Aegon’s Speak Up program

∎
  Our recommended preventative or remedial measures for local management in the countries with the highest risk include enforcing a zero-tolerance
approach to corruption and discrimination in the workplace.
∎ Our approach to human rights
Environment

7. Businesses should support a precautionary approach to environmental challenges;	∎ Through our Responsible Investment policy, we expect and encourage investee companies to work toward reducing their environmental impact.	∎ Our Responsible Investment Policy

∎
  We have signed up to several international commitments
(Net-Zero
Asset Owner Alliance, CDP, Paris Pledge for Action) that guide our internal practices and policies, and help shape our overall approach to sustainability. We are a founding member of the United Nations Environment Program Finance Initiative’s Principles for Sustainable Insurance.
∎ Our sustainability commitments ∎ Our approach to climate change ∎ Our disclosures against the Principles for Sustainable Insurance

	∎ In line with our Vendor Code of Conduct, we score our suppliers for sustainability performance through the EcoVadis rating platform, which also covers environmental topics.	∎ Our Vendor Code of Conduct ∎ Our approach to responsible procurement

8. Businesses undertake initiatives to promote greater environmental responsibility.
∎
  In line with our Responsible Investment Policy, through our investments, we encourage the development and diffusion of technologies that offer solutions to environmental issues, including those which reduce GHG emissions.
∎ Our Responsible Investment Policy

	∎ We score our suppliers for their environmental performance through the EcoVadis rating platform.	∎ Our approach to responsible procurement

9. Businesses encourage the development and diffusion of environmentally friendly technologies.
∎
  In line with our Responsible Investment Policy, through our (impact) investments, we encourage the development and diffusion of technologies that offer solutions to environmental issues, including those which reduce GHG emissions.
∎ Our Responsible Investment Policy
Anti-corruption

10. Businesses should work against corruption in all its forms, including extortion and bribery.	∎ Our internal policies and Code of Conduct sets out rules, guidelines, and education programs that shape and govern the actions of all our employees. We report outcomes in our Annual Report.	∎ Our Code of Conduct ∎ Our Annual Reports

	∎ In line with our Vendor Code of Conduct, we score our suppliers for sustainability performance through the EcoVadis rating platform, which also covers the topic of anti-corruption.	∎ Our approach to responsible procurement ∎ Our Vendor Code of Conduct

	∎ Our Responsible Investment Policy expects the companies in which we invest to adhere to high ethical standards and operate free from corruption.	∎ Our Responsible Investment Policy

Aegon Annual Report on Form 20-F 2022 | 421

About Aegon	Governance and risk management	Financial information	Non-financial information

United Nations Sustainable Development Goals
In 2015, the United Nations adopted 17 Sustainable Development Goals (SDGs). These goals cover poverty reduction, education, gender equality, climate change, and health. Accompanying each of these goals is a series of targets and indicators.
At Aegon, we are committed to supporting the UN SDGs, both as a financial services provider and as an investor.

We recognize that sustainable development is in the long-term interest of business and the global economy, but that a sustainable future for people and the planet will not be attainable without cooperation between the public and private sectors.
In line with our two priority themes, climate change and inclusion and diversity, we have detailed our contributions to the SDGs relating to these two themes in the table below.

Sustainable Development Goal	Aegon’s contribution to relevant SDG targets in 2022 (References from AR2022)		Resources/ References
5. Gender equality Achieve gender equality and empower all women and girls	5.1	End all forms of discrimination against all women and girls everywhere.

∎
  The theme of “Gender development” is explicitly implemented in Aegon’s biennial Human Rights Risk Assessment process. Consideration for gender equality is incorporated into numerous Aegon policies including the Code of Conduct and Aegon N.V. Responsible Investment Policy as a fundamental element of human rights.
			page 409
	5.5	Ensure women’s full and effective participation and equal opportunities for leadership at all levels of decision-making in political, economic and public life.

∎
  In 2022, Aegon appointed a Global Head of Inclusion and Diversity. A specific area of attention is maintaining a healthy gender balance at the senior management level across Aegon’s business units. In the Netherlands specifically, Aegon is actively taking steps to increase female leadership participation, in line with the “Diversity at the top” Act, which took effect in January 2022.
			page 15
	5.c	Adopt and strengthen sound policies and enforceable legislation for the promotion of gender equality and the empowerment of all women and girls at all levels.

∎
  In the UK, Aegon Asset Management (Aegon AM) is working with AAI EmployAbility which supports businesses to access graduate and returner talent of all ages, skillsets and backgrounds. Aegon AM is an active participant in the Diversity Works program which specifically works to bring female talent from black, Asian and minority ethnicities into the workforce.
			Aegon AM’s website on inclusion and diversity
7. Affordable and clean energy Ensure access to affordable, reliable, sustainable and modern energy for all	7.3	By 2030, ensure universal access to affordable, reliable and modern energy services.

∎
  Aegon Hypotheken, Aegon’s mortgage business in the Netherlands, is taking steps toward an energy-neutral mortgage portfolio, through which it will only finance zero-on-the-meter
homes by 2050. Its customers are able to finance up to 106% of the value of a home, 6% of which can be used toward sustainable improvements. They also receive personalized information through the MyAegon app to help make their homes more sustainable.
			page 14

∎
  Cedar Rapids was named the home of Alliant Energy’s first community solar garden in Iowa. Transamerica and Aegon AM have committed in 2022 to purchase 60% of the garden’s solar blocks and become the anchor tenant for the project.
			page 28
10. Reduced inequalities Reduce inequality within and among countries	10.2	By 2030, empower and promote the social, economic and political inclusion of all, irrespective of age, sex, disability, race, ethnicity, origin, religion or economic or other status.

∎
  Wider progress on inclusion and diversity topics is monitored through Aegon’s Global Employee Survey. The third quarter edition of the survey showed positive increases for two key metrics: 78% of employees responded favorably to a set of questions on openness and inclusion, compared with 74% in the third quarter of 2021, while 76% answered favorably on the topic of diversity and equity, up from 72%.
			page 15
		∎ For the fourth time, in 2022, Transamerica has been named to Seramount’s “100 Best Companies” list and the “Inclusion Index.”	Seramount’s 100 Best Companies list

∎
  Aegon AM has signed up to a collaboration with Black Professionals Scotland, who empowers Scotland-based black ethnic minority professionals and supports organizations in meeting their inclusion and diversity agenda.
			Aegon AM’s website on inclusion and diversity
			CONTINUED >

422 | Aegon Annual Report on Form 20-F 2022

Our commitments

Sustainable Development Goal	Aegon’s contribution to relevant SDG targets in 2022 (References from AR2022)		Resources/ References
10. Reduced inequalities Reduce inequality within and among countries	10.3

Ensure equal opportunity and reduce inequalities of outcome, including by eliminating discriminatory laws, policies and practices and promoting appropriate legislation, policies and action in this regard.
As part of Aegon’s transformation journey, we adopted a company-wide strategy on inclusion and diversity in 2022; and our business units have signed up to our vision. Two fundamental elements of Aegon’s new inclusion and diversity strategy are:
page 15

∎
  Authentic action: the recognition that, as an organization, we are on a journey to improve. We need to turn good intentions into actions to create a positive difference for our people and communities.

∎
  Starting at the top: the members of Aegon’s senior leadership are expected to act as role models for inclusion and diversity, including by sharing their own inclusion stories and championing a specific area of diversity excellence among employees.

13. Climate action Take urgent action to combat climate change and its impacts	13.2	Integrate climate change measures into national policies, strategies and planning.
∎ In addition to our company-wide commitment to transitioning our general account investment portfolio to net-zero greenhouse gas (GHG) emissions by 2050, we committed to:
		∎ Investing USD 2.5 billion in activities to help mitigate climate change or to adapt to the associated impacts of climate change, by 2025.	page 13
		∎ Engage with at least the top 20 corporate carbon emitters in the portfolio by 2025.	page 13

∎
  In 2022, Aegon worked with Ortec Finance for a second consecutive year to conduct an extensive and systematic climate risk assessment for its general and separate account assets across all business units. The analysis investigated three plausible climate pathways (orderly, disorderly, and failed transitions) to explore potential future climate policies, interventions, and consequences of society’s failure to mitigate climate change.
page 14

∎
  We strive to work with partners who share our values and can demonstrate accountability in terms of their environmental stewardship and climate mitigation. In 2022, 50% of Aegon’s top 25 suppliers participated voluntarily in EcoVadis, a business sustainability ratings provider.
page 14
		∎ In 2022, the weighted average carbon intensity (WACI) of our own investment portfolio’s corporate income and listed equity assets reduced by 20% compared to our 2019 baseline.	page 13
		∎ In 2022, the carbon footprint of our operational activities decreased by 59% compared to our 2019 baseline.	page 13

∎
  Aegon evolved its Short Dated Investment Grade Bond Fund to focus on the transition to a net-zero
global economy. The fund was renamed as the Aegon Global Short Dated Climate Transition Fund and is classified under Article 8 of the European Union’s Sustainable Finance Disclosure Regulation.

Aegon Annual Report on Form 20-F 2022 | 423

About Aegon	Governance and risk management	Financial information	Non-financial information

UNEP-FI’s Principles for Sustainable Insurance
Aegon is one of the founding signatories of the UNEP FI’s Principles for Sustainable Insurance (PSI). The aim of the PSI is to make sure sustainability becomes “business as usual”.
The PSI comprises four basic principles. As a signatory, Aegon reports annually on the actions taken to implement the PSI’s four principles on its website. The following table summarizes actions taken towards implementing the principles in 2022.

Principles	Our goals	Our progress (as of 2022)

1. We will embed in our decision-making environmental, social and governance (ESG) issues relevant to the insurance business.	Streamline the company-wide sustainability governance.
∎
   In 2021, we established our Global Sustainability Board (GSB) to enhance governance and oversight of our sustainability approach. The GSB consists of relevant Management Board members, Local Sustainability Board Chairs, and senior management. Since its establishment, the GSB enabled to: identify priority sustainability themes; join the
Net-Zero
Asset Owner Alliance; establish internal working groups crucial to the operationalization of our sustainability strategic approaches such as the
Net-Zero
Working Group or the Active Management Working Group; and initiate the process to enhance our sustainability reporting.

∎ As per our Executive Board’s Remuneration Policy, at least 50% of a member’s variable compensation must be determined by non-financial performance indicators, where at least one must be ESG-related.

Integrate ESG issues into key stakeholder discussions, decision-making, risk management, underwriting, and capital adequacy decision-making processes.
∎
   In 2021, we initiated dialogues with key stakeholders and investors which highlighted climate change, and inclusion and diversity as key priority themes.
∎
   We performed our first double materiality assessment in 2022 and identified material topics which are linked to our policies and procedures, internal metrics, and KPIs. We will further enhance this process in the coming years in line with the new European Sustainability Reporting Standards (ESRS).
∎
   We became a UN PRI signatory in November 2022.
∎
   We signed up for the UN Global Compact and committed to the 10 Principles in November 2021.
∎
   ESG risks are covered by Aegon’s risk universe and the risk function regularly reports on ESG risks.

Develop products and services which reduce risk, have a positive impact on ESG issues, and encourage better risk management.
∎
   Aegon UK offers Workplace Default Funds to transition funds to more sustainable alternatives.
∎
   Transamerica offers Workplace ESG propositions in 401(k) and 403(b) plans.
∎
   Aegon NL offers sustainable mortgage solutions (customers are able to finance 106% of the value of a home, allowing for 6% to be used toward sustainable improvements).
∎
   Aegon Asset Management (Aegon AM) manages the Global sustainable equity fund, its flagship sustainability-themed product. It also manages the Euro ABS fund
(“best-in-class”
ESG solution ABS).

Establish processes to identify and assess ESG issues inherent in the portfolio and be aware of potential ESG-related consequences of the company’s transactions.
∎
   In January 2022, we updated our Responsible Investment Policy, to integrate some of the latest climate science.
∎
   Our business units provide a range of responsible investment solutions to pursue ESG objectives alongside financial returns.
∎
   We worked with Ortec Finance in 2021 and 2022 to perform an extensive, and systematic climate risk assessment for the general and separate account assets of all business units within Aegon.

CONTINUED >

424 | Aegon Annual Report on Form 20-F 2022

Our commitments

Principles	Our goals	Our progress (as of 2022)

2. We will work together with our clients and business partners to raise awareness of ESG issues, manage risk and develop solutions.	Establish the company’s expectations and requirements on ESG issues.
∎
   Aegon’s Responsible Investment Policy recognizes a broad range of recurring sustainability and ESG topics, varying from climate change to corporate governance.
∎
   We became a UN PRI signatory in November 2022.
∎
   Since 2020 we have worked with sustainability rating company EcoVadis to evaluate the ESG risks involved in our partnerships with our top 250 vendors (representing over 80% of Aegon’s total procurement spend).

Integrate ESG issues into tender, and selection processes for suppliers.

∎
   We integrate all applicable laws, regulations, and ethical business practices into our selection process for vendors and apply a risk-based approach to assess performance and compliance with these minimum standards and preferred behaviors.
∎
   In 2022, Aegon undertook the tendering process for the mandatory rotation of its auditor. The tender’s selection criteria emphasized the composition of the proposed supplier teams, supporting our ambition to help increase the diversity of our supply chains.

	Support the inclusion of ESG issues in professional education, and ethical standards in the insurance industry.	∎ We participated in a UNEP-FI endorsed industry-wide paper: Insuring A Low-Carbon Future: A practical guide for insurers on managing climate-related risks and opportunities (2019).
Advocate for issues and initiatives that benefit our customers, employees, wider society, and our businesses.

∎
   Our Global Government & Public Affairs department aims to support regulators and lawmakers. We advocate for people worldwide to have access to insurance and financial services, for people to be aware of opportunities for flexible employment in old age, and for governments to plan and provide for their citizens in an age of increasing longevity.
∎
   The new Dutch pension system will allow pensions to adapt more directly to economic developments, allowing for greater pension purchasing power, and in the United States, the SECURE 2.0 Act of 2022 will make saving for retirement easier and more effective for both employers and their employees. Aegon has long been a strong supporter of both legislative initiatives.

3. We will work together with governments, regulators and other key stakeholders to promote widespread action across society on ESG issues.	Support prudential policy and regulatory and legal frameworks that enable risk reduction, innovation, and better management of ESG issues.
∎
   We participate in many international projects that aim to fulfill this goal; for example, an Organisation for Economic Cooperation and Development (OECD) working group on the future of work, and the Living, Learning and Earning Longer initiative led by the World Economic Forum (WEF).

Engage in dialogue and participate in research initiatives (incl. academia and scientific community) with business, and industry associations to better understand and manage ESG issues across industries and geographies.

∎
   Our Silver Starters program (developed jointly with the Leyden Academy on Vitality and Ageing) provides online entrepreneurship coaching to those over 50 years old, to promote lifelong learning, and healthy attitudes to aging.

	Engage in dialogues with governments and regulators to develop integrated risk management approaches, and risk transfer solutions.	∎ We became a founding member of the Global Coalition on Aging in 2010. The coalition seeks to raise awareness of aging issues among policymakers and the general public.

	Encourage media incentives and publish resources available to media to promote public awareness of ESG issues and sound risk management.	∎ We regularly publish research on financial planning, retirement, health, and insurance issues so that society can effectively plan for a longer and more active retirement.

4. We will demonstrate accountability and transparency in regularly disclosing publicly our progress in implementing the Principles.	Assess, measure, and monitor our progress in managing ESG issues, and proactively, and regularly disclose this information publicly.
∎
   We monitor our progress towards our main sustainability topics: climate change and inclusion and diversity through a set of metrics, and KPIs disclosed in our annual reports.
•
   Each year, we publicly publish progress against the PSI principles.

Participate in relevant disclosure or reporting frameworks, and are open to dialog with clients, regulators, rating agencies, and other stakeholders to gain a mutual understanding of the value of disclosure through the Principles.

∎
   We apply the Integrated Reporting Framework.
∎
   We publish our Communication on Progress (COP) report for the UN Global Compact (UNGC) on a yearly basis.
∎
   We became a signatory of the Principle for Responsible Investment (PRI) in 2022.
∎
   We have started to evaluate and implement the draft ESRS standards in 2022.
∎
   We engage sustainability benchmarks, regulators, investors, and other stakeholders on a regular basis. We publish our progress toward ratings publicly.
∎
   Our Annual Report includes a dedicated section on Task Force on Climate-related Financial Disclosures (TCFD), which follows its four-pillar framework to facilitate disclosure.

Aegon Annual Report on Form 20-F 2022 | 425

About Aegon	Governance and risk management	Financial information	Non-financial information

International Responsible Business Conduct Agreement in the insurance sector
In 2018, Aegon stated its intent to support the spirit and objectives of the Dutch International Responsible Business Conduct (IRBC) Agreement in the insurance sector (also known as the “covenant”). By doing so, Aegon will attempt to act, where possible, in accordance with the objectives and undertakings agreed in the covenant and will be receptive to commitment, cooperation, and knowledge-sharing during the implementation of the covenant. The covenant is a collaborative initiative of the Dutch government, non-governmental organizations, and Dutch insurers.
The objective of the covenant is to prevent, mitigate, and/or remediate adverse impacts on stakeholders and the environment that are caused or contributed to by Aegon’s investee companies. The covenant asks insurance companies to apply investment policies and practices in accordance with the processes and principles of the OECD Guidelines for Multinational Enterprises and the UN Guiding Principles on Business and Human Rights.
Aegon N.V.’s Responsible Investment Policy draws heavily on the aforementioned global norms. To emphasize our commitment to these norms, Aegon became a signatory to the UN Global Compact (UNGC) in 2021. The Policy is instrumental to Aegon’s investment practices as executed by Aegon Asset Management (Aegon AM), the company’s global asset manager responsible for managing most of Aegon’s investments.
At the beginning of 2022, Aegon AM conducted a screening of its investments to identify investee companies that breach or run the risk of breaching aspects of its Responsible Investment Policy. Next to global norms, we considered companies’ supply chain oversight, biodiversity controversies, access-to-medicine
programs, and labor rights controversies. Based on these screening results, Aegon AM identified over 64 companies. Throughout 2022, Aegon AM engaged with these companies and monitored their progress. Engagements focused on addressing the issue for which an investee company was identified. In addition to engagements related to these specific breaches of the Responsible Investment Policy, Aegon AM engaged with companies on various environmental, social and governance related topics. This included climate change, human and labor rights, and remuneration. More information on the active ownership approach and practices on behalf of Aegon and other clients is set out in the Responsible Investment Report, published by Aegon AM.
In 2022, Aegon continued its support for the covenant. Throughout the year various publications on topics such as human rights due diligence, gender equality, and access to remedy (which is one of the three pillars of the United Nations Guiding Principles) were made publicly available. Aegon supported an online seminar on the social impact of the energy transition, highlighting the risks of forced labor practices related to the manufacturing of solar panels and how to mitigate these risks. Publications and webinars, together with thematic frameworks, bring together relevant information, international legislation and regulations, and other support that insurers can use when managing their investments. With biodiversity being the IRBC Agreement’s focal theme for 2021 and 2022, Aegon AM contributed to a newly published thematic framework on biodiversity. In addition to contributing to this framework, Aegon AM and other signatories of this covenant continued the collaborative engagement efforts with three major listed food producers of meat and dairy products, on biodiversity loss. In addition to addressing deforestation related to the use of soy, we discussed the transition to alternative protein sources less dependent on soy, and the companies’ support and involvement in nature-inclusive farming and regenerative agricultural practices.
In the wake of the
COVID-19
pandemic, Aegon continued its efforts to address access to adequate health services and improved access to medicine. Using the lessons learned from the 2020 access-to-medicine
annual theme, we conducted
follow-up
engagements with several pharmaceuticals ahead of the proxy voting season. We expect more strategic considerations and related executive compensation practices around access to vaccines, medicines, diagnostics, and healthcare in general. These engagements were meant to deliver input for the companies’ consideration in future commitments, policy development, and the evaluation of their executive compensation policy.
As mitigating climate change is an important focal area for Aegon, we challenged investee companies to set ambitious science-based greenhouse gas (GHG) reduction targets and expect them to work towards those with ambitious decarbonization plans. To that end, we engaged with the companies on a regular basis and discussed progress towards their targets and the realization of the 2015 Paris Agreement. For more information on Aegon’s 2022 efforts to mitigate climate change, please see the TCFD section of this report.

426 | Aegon Annual Report on Form 20-F 2022

Task Force on Climate-related Financial Disclosures

Task Force on Climate-related
Financial Disclosures

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
Governance
Set up by the Corporate Sustainability team, Aegon’s sustainability approach is overseen by the Global Sustainability Board (GSB). The GSB meets quarterly and advises the Management and Executive Boards on Aegon’s strategic sustainability agenda, including climate change. The Supervisory Board has ultimate oversight. Through its Nomination and Governance Committee, the Supervisory Board is advised and kept appraised of business and regulatory developments regarding sustainability. Further information of sustainability governance is provided in the “Sustainability” (page 17) and “Sustainability governance” sections (page 41).
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
Additional climate oversight is provided by the Group Risk and Capital Committee (GRCC), which oversees the Financial Risk function’s climate scenarios that analyze the potential climate impacts on our accounts. There is also the
Non-Financial
Risk Committee (NFRC) which oversees the Operational Risk function’s annual climate risk assessment that identifies possible physical and transition risks that could impact Aegon.
Strategy
At Aegon, we have embedded sustainability as a central pillar within our company strategy. Aegon is committed to a responsible way of doing business and seeks to meet the increasing expectations of multiple stakeholders – investors, customers, employees, business partners, and the wider community. Through these engagements, Aegon has established two thematic sustainability priorities for its strategy: inclusion and diversity, and climate change. Both themes support our corporate purpose. The effects of climate change are already impacting our ability to live our best lives, therefore the need for action is urgent and universal. As such, we have committed to transitioning our general account investment portfolio to net-zero
GHG emissions by 2050.
As an insurance company, Aegon can support the transition to a climate-resilient economy and a net-zero
world using both sides of its balance sheet. We finance climate resilience through our investment activities while mitigating climate risk through integrating ESG into our risk management processes and the savings and protection solutions we provide.
Aegon collaborated with Ortec Finance for a second consecutive year to conduct an extensive and systematic climate risk assessment for its general and separate account assets across all business units. The analysis, which is in line with industry standards set by the Intergovernmental Panel on Climate Change (IPCC) and Network of Central Banks and Supervisors for Greening the Financial System (NGFS), evaluated three plausible climate pathways (Orderly, Disorderly and Failed transitions) to explore potential future climate policies, interventions, and consequences of the world failing to mitigate changes.

Aegon Annual Report on Form 20-F 2022 | 427

About Aegon	Governance and risk management	Financial information	Non-financial information

Overview of climate scenarios considered

Orderly	Disorderly	Failed Transition

Orderly transition pathway	Disorderly transition pathway	Business-as-usual (only currently
Net-Zero by 2050	Net-Zero by 2050	committed transition efforts)

Smooth market pricing-in dynamics	Disruptive effects on financial markets	Fails to meet
	with sudden repricing	the Paris Agreement goals

CO 2 emissions ~ SSP1-RCP1.9	CO 2 emissions ~ SSP1-RCP1.9	CO 2 emissions ~ SSP3-RCP7.0

Locked-in physical impacts of	Locked-in physical impacts of	Dramatic physical impacts of
1.5 ° C by 2100	1.5 ° C by 2100	4.3 ° C by 2100

The employed climate model considers both transition risks (i.e. policy and technological changes) and physical risks (i.e. gradual impact and extreme weather events) associated with climate change to produce a climate change adjusted economic and financial outlook. The model outcomes enable us to identify potential vulnerabilities in our portfolio in terms of asset type, geography, and sector, and aid in decision-making processes related to climate risk management.
The present model has adopted a more stringent
net-zero
emission target for 2050, as compared to the 2070 target assumed in the previous year’s analysis. Due to the slower-than-forecasted transition of the world towards a greener future, updated scenarios also project an accelerated rate of decarbonization in order to attain the net-zero
targets. This has resulted in greater climate-induced impacts on the macroeconomy, as compared to the previous year, with the United States experiencing a more pronounced impact than the European Union. In addition to changes in model assumptions this year’s analysis reflects changes to the Aegon general account holdings over the year. The change in composition of Aegon’s general account holding has been influenced by different factors over the year, one of which includes reducing the Weighted Average Carbon Intensity (WACI) of the corporate fixed income and listed equity investments.
As shown by the “Climate impact on nominal investment return” chart, the 2022 outcomes show broadly comparable results for the transition scenarios (Orderly, Disorderly), with a more adverse impact in the event of a failed transition scenario (the latter attributable to the significant allocation of US assets in our portfolio). Notwithstanding the above changes, we continue to observe that the Aegon general account portfolio remains resilient to key systemic climate risk drivers across all modelled climate scenarios over a
40-year
horizon. This is largely attributed to the high allocation of fixed income assets, which serves to limit the cumulative climate-related impact on returns.
Short-term climate-induced GDP losses for EU & US
(in %)

Long-term climate-induced GDP losses for EU & US
(in %)

Climate impact on nominal investment return
(relative to baseline, in % cumulative)

428 | Aegon Annual Report on Form 20-F 2022

Task Force on Climate-related Financial Disclosures

The results provide an initial directional signal; however, climate-related risks are dynamic in nature. Transition risks are expected to dominate in the near to medium term if society is to achieve the net-zero
objectives while physical risks will materialize at any time as global temperatures continue to rise. As a result, continuing to monitor developments in climate science, policy, technology, and consumer sentiment is critical for understanding and adapting to the future.
Risks
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

Case Study: Aegon Global Short
Dated Climate Transition Fund

The Aegon Global Short Dated Climate Transition Fund is a simple, liquid, and transparent short-dated investment grade bond strategy. The fund marries both financial and climate related considerations with the aim to deliver a cash return of at least 1.25% gross of fees over rolling three-year periods and to deliver that with at least 30% lower carbon intensity than the broader credit market.

It embeds dedicated and proprietary climate transition research to direct investments to companies that have robust and credible plans to transition towards a low carbon economy and therefore are better aligned with investors’
net-zero
goals. More broadly, it adopts a
best-in-class
ESG approach to construct the portfolio with issuers who we have identified as having better ESG categories, with the lowest ESG risks.

Opportunities
As an investor, Aegon has an important role to play in supporting the climate transition. By making climate-smart investment choices, we can contribute to a cleaner, healthier environment and provide our clients with opportunities to reduce their own climate impacts. Climate change continues to be a focus of our investment strategy and is guided by our Responsible Investment Policy.

Aegon Annual Report on Form 20-F 2022 | 429

About Aegon	Governance and risk management	Financial information	Non-financial information

Risk management
Identification and management
This year, Aegon undertook its first “double materiality” assessment, which identified climate change as a material sustainability topic. For further detail, see the “Defining content” section (page 401).
Climate change is a long-term risk associated with high uncertainty regarding timing, scope, and severity of potential impacts. 2022 saw no material changes to the overall climate risk identification, assessment, and evaluation processes described in previous years’ disclosures.
As previously mentioned, Aegon collaborated with Ortec Finance for a second consecutive year to conduct an extensive and systematic climate risk assessment for its general and separate account across all business units. Aegon also performs regular operational assessments of its exposure to climate risk. The assessments use research and position papers from renowned institutions as input and are executed in cooperation with subject matter experts from Aegon’s risk, asset management, legal, compliance, and sustainability functions. In 2022, Aegon updated its group-level assessment, considering findings from local climate risk assessments executed by Aegon’s business units and developments captured in available United Nations’ Intergovernmental Panel on Climate Change (IPCC) reports. The risk assessment identifies the relevant risks for the company and assesses severity per risk in terms of likelihood and impact and its manageability in terms of the speed of materialization and the possibilities for mitigation. The assessment concludes with recommendations and considerations to be taken forward and is included as part of our Own Risk Solvency Assessment (ORSA).
Active ownership
Engagement with corporates
As an institutional investor, Aegon expects investee companies to work toward reducing their environmental impact. We engage with the companies we invest in both individually and collectively through networks to encourage better climate-related risk practices, including emissions measurement, disclosure, target setting, and reporting in line with TCFD recommendations.
Aegon and its business units are active members or participants in several collaborative initiatives targeting climate action, including but not limited to:
Net-Zero
Asset Owner Alliance,
Net-Zero
Asset Managers Initiative, Principles for Responsible Investment (PRI), the Institutional Investors Group on Climate Change (IIGCC), and Climate Action 100+ (CA100+).

For further details on Aegon’s active ownership activities, see the Responsible Investment report published by Aegon Asset Management.
Engagement with policymakers
Aegon acknowledges the importance and necessity of government action in addressing climate change. Engagement with policymakers is critical to shaping our investment environment, and we work independently and in collaboration with industry groups to engage on key climate issues.
At the European level, Aegon supports the goals of the EU strategy for financing the transition to a sustainable economy and recognizes the important role financial actors play in the transition. Aegon has engaged with officials and contributed to consultations on the corresponding regulations on sustainable taxonomy and sustainability disclosures, the incorporation of sustainability risks into the Solvency II regulatory regime, and the development of standards for the reporting of non-financial
information. Aegon has also continued to advocate for action to complete the Capital Markets Union to unlock capital from institutional and cross-border investors to fund sustainable transition projects in Europe.
In the United States, Aegon has engaged with policymakers at both the federal and state levels to advocate for appropriate climate-related regulation. Aegon has supported regulatory measures that appropriately differentiate between the climate exposures of life insurers and property-casualty insurers. At both the federal and state levels, Aegon has supported TCFD-based disclosure standards that would provide uniform and consistent information to stakeholders, while reducing the potential for duplication and redundancy. Aegon expects that these efforts will support the transition to a more sustainable economy.
Metrics and targets
Own operations
In line with its
net-zero
commitment announced in November 2021, Aegon has set a supporting target to reduce the carbon footprint of its operational activities by 25% by 2025, compared to the 2019 baseline. The target includes the consumption of natural gas and electricity. In 2022, the carbon footprint of Aegon’s operational activities was 59% lower than in 2019. Through implementing our hybrid working policy and other initiatives, we will work towards achieving our target. Aegon will also look towards expanding the scope of measurement of our greenhouse gas emissions and explore setting further targets against these in the future.

430 | Aegon Annual Report on Form 20-F 2022

Task Force on Climate-related Financial Disclosures

Investments and holdings

Targets
In late 2021, as part of its commitment to the
Net-Zero
Asset Owner Alliance, Aegon set initial targets for its investments. Following the guidance in the Inaugural 2025 Target Setting Protocol, for 2025, Aegon intends to reduce the weighted average carbon intensity (WACI) of corporate fixed income and listed equity in its general account by 25% against a 2019 baseline.
In 2022, the weighted average carbon intensity of our corporate fixed income and equity investments reduced by 20% compared to 2019. As of 2023, the WACI reduction target has been included in Executive remuneration.

Weighted Average Carbon Intensity of Corporate Fixed Income and Listed Equity*

		2019	2022	Change

Weighted average carbon intensity	tCO 2 e/EURm revenue	490	390	(20%)

*
Source: Aegon calculation. Values as of 31 December 2022. Climate metrics calculated per Methodology section below. Climate change data availability may change over time and characteristics will vary. Certain information
©
2023 Sustainalytics, MSCI ESG Research L.L.C. Reproduced with permission. Not for further distribution.

In December 2022, Aegon introduced two additional short-term targets, which further commit the company to investing USD 2.5 billion in activities to help mitigate climate change or adapt to the associated impacts by 2025 and engaging with at least the top 20 corporate carbon emitters in the portfolio by 2025. We will report our progress against these targets as of the Annual Report 2023.

Global General Account – Corporate Fixed Income and Listed Equity

		Corporate FI	Coverage

Absolute footprint	tCO 2 e	2,640,000	89%

Relative intensity	tCO 2 e/EURm invested	84	89%

Weighted average carbon intensity	tCO 2 e/EURm revenue	390	96%

Carbon Risk Rating	Sustainalytics rating	10.5	85%

*
Source: Aegon calculation. Values as of December 31, 2022. Climate metrics calculated per Methodology section below. Relative intensity, Weighted average carbon intensity, and Carbon risk rating figures are extrapolated when underlying carbon data is not available. The availability of data for each indicator is expressed in a coverage ratio as disclosed above. Climate change data availability may change over time and characteristics will vary. Certain information
©
2023 Sustainalytics, MSCI ESG Research L.L.C. Reproduced with permission. Not for further distribution.

Disclosure
Since 2020, we have extended the scope of measurement and reporting of the carbon footprint of our investments to our global general account holdings.

Global general account by asset class
(in %)

Source: Aegon calculation. Values are as of December 31, 2022 and may not add up to 100% due to rounding.

Aegon Annual Report on Form 20-F 2022 | 431

About Aegon	Governance and risk management	Financial information	Non-financial information

Corporate fixed income and listed equity results are dominated by holdings in the utilities, energy, and materials sectors where their contribution to the footprint and intensity of the account greatly outweighs their financial position.
The chart below provides an indication of active weight by sector against both the absolute footprint and weighted average carbon intensity.

Active Contribution by Sector
(in %)

Global General Account – Sovereign Fixed Income

		Sovereign FI	Coverage

Absolute footprint	tCO 2 e	7,528,000	100%

Relative intensity	tCO 2 e/EURm invested	510	100%

Weighted average carbon intensity	tCO 2 e/EURm GDP	310	100%

Climate change resiliency	ND GAIN rating	66	100%

*	Source: Aegon calculation. Values as of 31 December 2022. Climate metrics calculated per Methodology section below. Climate change data availability may change over time and characteristics will vary.

432 | Aegon Annual Report on Form 20-F 2022

Task Force on Climate-related Financial Disclosures

While our largest sovereign holdings are in US and EU member state-issued bonds, the results are dominated by holdings from other countries, including emerging markets, where their contribution to the footprint and intensity of the account greatly outweighs their financial position. The chart below provides an indication of active weight by region against both the absolute footprint and WACI.

Active contribution by region
(in %)

Methodology
Corporate fixed income and listed equity metrics were calculated following the Partnership for Carbon Accounting Financials (PCAF) guidelines and include Scope 1 and 2 emissions. For sovereign assets, Aegon follows a “whole economy” approach based on country-level emissions and GDP. The WACI was calculated in line with the TCFD’s recommendations. Carbon risk for corporate issuers is measured using the Sustainalytics Carbon Risk Rating, while climate vulnerability for sovereign issues is measured using the Notre Dame Global Adaptation Initiative
(ND-GAIN)
Country Index. Target figures are set in line with
Net-Zero
Asset Owner Alliance guidance.
Next steps
Aegon will seek to continue to improve its climate change strategy, governance, approach to risk and opportunity measurement, and implementation in the coming years, as is reflected in our Sustainability Roadmap 2025.

Aegon Annual Report on Form 20-F 2022 | 433

About Aegon	Governance and risk management	Financial information	Non-financial information

Value created

Aegon strives to create long-term value for a broad range of stakeholders, including its customers, employees, business partners, and investors, as well as society at large. Our Value Creation Model (pages
18-19)
provides a high-level overview of the value we create, preserve or erode for each stakeholder group.
This section builds on Aegon’s Value Creation Model. It presents granular performance indicators related to our Model inputs, outputs, and outcomes with a specific focus on sustainability. These performance indicators are framed around our five stakeholder groups, and are further defined by their contribution to the priority topics identified through Aegon’s double materiality assessment. Performance indicators that are not directly linked to our material topics, but are of relevance for a specific stakeholder group, including sustainability benchmarks, are also included in this section.
Many figures in the tables have been rounded off, as a result of which some totals may not add up precisely.
Year-on-year
changes have been calculated using unrounded numbers.

Customers
Delivering long-term value to customers is central to Aegon’s purpose of
Helping people live their best lives
and provides the foundation for the company’s strategy.
While we aim at increasing our customer base and delivering customer value in terms of claims, benefits, and plan withdrawals, our main focus stays on customer satisfaction.

				Change
Material Topic	Performance Indicator	2022	2021	2021 to 2022	2020

Number of customers (in millions)

	Total customers 1	29.5	31.7	(7%)	30.4

	Americas	10.8	11.8	(8%)	11.4

Customer experience	The Netherlands	2.7	2.7	1%	2.5

	United Kingdom	4.1	3.9	5%	3.8

	International	11.9	13.4	(11%)	12.6

	New customers 2	3.8	3.8	(1%)	4.6

Customer satisfaction

	Benchmarked Net Promoter
	Score (NPS) 3

	United States	= Market Average	= Market Average	← →	n.m.

	The Netherlands	< Market Average	< Market Average	← →	n.m.

Customer experience	United Kingdom	< Market Average	> Market Average	¯	n.m.

	Customer complaints 4	79,892	86,075	(7%)	80,510

	Significant fines to address cases of mis-selling (in EUR millions) 5	0.0	0.0	-	8.2

	Claims, benefits and retirement plan withdrawals (in EUR billions)	60.0	61.9	(3.1%)	57.4
n.a. – not applicable
n.m. – not measured
pp – percentage points

1
Customers are those with individual, group or corporate policies. We also include those participating in pension plans controlled by trustees or who have white label products serviced by Aegon or Transamerica. There may be some duplications in markets where we operate under more than one brand. Customers of our joint ventures are included on a 100% basis. The customers of our joint venture in Brazil are reported in the category International. In previous years this was reported under Americas. The 2020 and 2021 numbers were restated to reflect this change. The decrease in the number of customers for the Americas from 2021 to 2022 mainly relates to customers with no balance value. In 2022, these customers are excluded from the total number, while for previous years they were included and not restated.

2
New customers are those who acquired a product or service during the reporting period (and who were not previously customers of Aegon). There may be some duplications in markets where we operate under more than one brand. Customers of our joint ventures are included on a 100% basis.

3
Customer satisfaction is measured in benchmarked Net Promoter Score
(SM)
(NPS
®
). On an annual basis, we measure the NPS in our core markets (the Netherlands, the United Kingdom, and the United States) and compare findings against peers in each local market. The peer groups are re-assessed
each year to ensure a fair representation of the market. Our target is to ensure that customer satisfaction in each of our core markets remains at or above the average of our peers. See
“Non-financial
key performance indicators” on pages
405-406
for more details.

4	Includes all written and verbal complaints from our customers.
5	Includes any fines for mis-selling in excess of EUR 100,000.

434 | Aegon Annual Report on Form 20-F 2022

Value created

Employees
Employees are a key part of our success, and, at Aegon, we want them to share in that success. As our business progresses and grows, we are better able to provide fulfilling careers, advancement opportunities, and development.

Our value creation efforts for our employees focus on topics including inclusion and diversity, employee engagement, employee training and development, and good health and wellbeing.

				Change
Material Topic	Performance Indicator	2022	2021	2021 to 2022	2020

Workforce

	Number of employees 1	19,087	22,271	(14%)	22,322

	Americas	6,153	7,675	(20%)	7,960

	The Netherlands	3,609	3,855	(6%)	3,930

	United Kingdom	2,621	2,476	6%	2,307

Talent management	International	4,281	6,590	(35%)	6,598

	Asset Management	1,464	1,675	(13%)	1,527

	Holding and other activities	958	n.m.	n.m.	n.m.

	Number of direct employees 2	14,747	15,837	(7%)	17,989

Recruitment and retention

	Number of new hires	2,547	1,884	35%	2,217

	Number of leavers 3	2,491	2,039	22%	2,831

	Proportion voluntary leavers	86%	86%	0pp	69%

Talent management	Proportion involuntary leavers 3	14%	14%	(0pp)	31%

	Turnover rate	18%	15%	3pp	15%

	Voluntary	16%	13%	3pp	10%

	Involuntary 3	3%	2%	1pp	5%

Employee engagement

	Global Employee Survey 4

	Engagement	70	68	3%	72

	Leadership	61	57	7%	63

Talent management	Inclusion	78	74	5%	79

	Diversity	76	72	6%	73

	Participation rate	79%	77%	2pp	82%

	Training and development

	Investment in training and career development (in EUR millions)	10.9	9.5	14%	10.8

	Average investment in training and career development per employee (EUR)	736	602	22%	486

					CONTINUED >

Aegon Annual Report on Form 20-F 2022 | 435

About Aegon	Governance and risk management	Financial information	Non-financial information

				Change
Material Topic	Performance Indicator	2022	2021	2021 to 2022	2020

Inclusion and diversity

	Global Employee Survey 4

	Inclusion	78	74	5%	79

	Diversity	76	72	6%	73

	Gender

	Number of employees (women)	6,426	6,322	2%	n.m.

	Proportion of women employees	48%	47%	1pp	50%

	Number of women in senior management	177	169	5%	n.m.

	Proportion of women in senior management 5	36%	34%	2pp	32%

	Number of women in Supervisory Board	4	3	33%	n.m.

	Proportion of women in Supervisory Board	44%	38%	7pp	38%

Inclusion and diversity	Number of women in Executive Board	0	0	-	n.m.

	Proportion of women in Executive Board	0%	0%	0pp	0%

	Number of women in Management Board	4	2	100%	n.m.

	Proportion of women in Management Board 6	33%	20%	13pp	17%

	Work-related incidents and complaints

	Number of work-related incidents and/or complaints (reported)	84	n.m.	n.m.	n.m.

	Of which incidents of discrimination	12	n.m.	n.m.	n.m.

	Number of work-related incidents resulting in material fines, penalties, and compensation	0	n.m.	n.m.	n.m.

Health and safety

Good health and wellbeing	Number of days lost to employee absence 7	88,688	96,479	(8.1%)	93,464
	Employee absence rate	2.3%	1.7%	0.7pp	1.7%

					CONTINUED >

436 | Aegon Annual Report on Form 20-F 2022

Value created

				Change
Other information	Performance Indicator	2022	2021	2021 to 2022	2020

	Total employment costs (in EUR billions)	2.1	1.9	10.2%	2.0

	Salary costs (in EUR billions)	1.3	1.3	4.2%	1.3

Fair compensation and benefits	Ratio of CEO compensation to average compensation 8	23:1	28:1	i	32:1

	Policy compliance (Global Remuneration Framework) 9	95%	95%	0pp	95%

Collective bargaining	Proportion of employees covered by collective bargaining / labor agreements 10	17.8%	17.3%	0.5pp	17.6%
n.a. – not applicable
n.m. – not measured
pp – percentage points

1
Number of employees on the last day of the reporting period, including all direct employees in Aegon, tied agents and employees in Aegon’s subsidiaries and joint ventures. In 2022 we added Holdings and other activities as a separate category. In previous years the employees under this category were recorded under The Netherlands and Americas.

2
The definition of “Direct employees” has changed in 2022 compared to previous years. Based on the new definition, direct employees include employees from Aegon N.V. and its 100% subsidiaries only, and is therefore limited to entities over which Aegon has direct control. In previous years, the employees of joint ventures and associates were presented as part of Direct employees. The 2021 numbers have been restated to reflect the new definition. This impacts the following indicators: Number of direct employees, all indicators under Recruitment and retention, Average investment in training and career development per employee and Proportion of women employees. The 2020 figures were not updated for practical reasons. The number of direct employees is used as the denominator for metrics linked to the material topics Talent management, Inclusion and diversity, and Health and safety. Direct employees also includes our CEE businesses which have not been fully divested.

3
Leavers refer to direct employees where termination date is within reporting period. Involuntary turnover rate refers to direct employees where the termination date is within reporting period and the reason for leaving is involuntary. The indicators relating to Recruitment and retention do not include transfers where employees continue paid employment outside Aegon. In this regard we have not included the divested businesses of Aegon Turkey and Aegon Hungary in these 2022 indicators. Therefore the difference between new hires and leavers does not reconcile with the decrease of direct employees from 2021 to 2022.

4
Global Employee Survey is provided through the third-party service provider Culture Amp. All employees, including those in joint ventures, participate in the survey on a voluntary basis. New hires employed for under three months do not participate. In 2022, just as in previous years, three engagement surveys were conducted throughout the year (Q1, Q2 and Q3). The results and participation rate disclosed reflect the most recent survey conducted in the third quarter of each year.

5
In this context, senior management includes our Management Board and extends up to two levels below the Management Board (depending on the number of employees in each business or country unit). Performance target was 32% for 2020 (achieved), 34% for 2021 (achieved) and 36% for 2022. The 2021 and 2022 target and performance data do not include employees in our Central & Eastern Europe businesses that are in the process of being divested.

6	Includes the members of the Management Board and the Executive Board.
7
Employee absence refers to time off from work as a result of illness or injury. It excludes permitted leave of absence such as holiday, study/training, maternity or paternity leave and compassionate leave.

8
The ratio of CEO compensation to average compensation is based on IFRS remuneration expenses for both the CEO and Aegon’s employees in 2022. Please refer to the Remuneration Report 2022 (pages
57-76)
for more details.

9
Policy compliance reflects business units’ compliance with specific requirements of those policies. Where there is not full compliance, this does not indicate a breach of the policy, but areas where units have requested time to further strengthen internal governance.

10
All of Aegon’s employees in the Netherlands, other than senior management, are covered by the collective labor agreement of Aegon NL. Aegon, the unions and the Dutch Central Works Council are working closely together in a co-creation
steering group which prepares new agreements and tracks the implementation thereof. The current collective labor agreement has a duration of two years, from July 1, 2022 up to and including June 30, 2024. Aegon has experienced no significant strike, work stoppage or labor dispute in recent years.

Aegon Annual Report on Form 20-F 2022 | 437

About Aegon	Governance and risk management	Financial information	Non-financial information

Business partners
Our global network of partners and suppliers helps us operate a successful business that creates value for all stakeholders. We design our procurement processes to deliver excellent value for money for our business functions while also contributing to a sustainable global supply chain by integrating best-practice environmental, social and governance (ESG) criteria into our supplier selection and management processes.

				Change
Other information	Performance Indicator	2022	2021	2021 to 2022	2020

	Premiums and commissions

	Premiums paid to reinsurers (in EUR billions)	2.3	3.5	(35%)	2.7

	Commissions paid to brokers and other intermediaries (in EUR billions)	2.4	2.6	(8%)	2.3

	Goods and services

	Total spend on goods and services (in EUR billions)	1.5	1.7	(8%)	1.6

	Spend on goods and services with top 250 (“in-scope”) suppliers (in EUR billions) 1	1.5	1.4	6%	1.3

Responsible sourcing	Proportion of total spend on goods and services with top 250 (“in-scope”) suppliers 1	96.2%	85.5%	10.7pp	85.3%

	Supplier ESG assessment

	Number of “in-scope” suppliers assessed for ESG performance 2	97	81	20%	67

	Spend on goods and services with “in-scope” suppliers assessed for ESG performance (in EUR billions) 2	1.1	0.8	26%	0.8

	Proportion of spend with ‘in-scope’ suppliers assessed for ESG performance 2	72.4%	59.2%	13.2pp	56.4%

	Overall score of “in-scope” suppliers assessed for ESG performance 2	57.8	n.m.	n.m.	n.m.

	Proportion of “in-scope” suppliers scoring 1-25	0.0%	n.m.	n.m.	n.m.

	Proportion of “in-scope” suppliers scoring 26-50	28.9%	n.m.	n.m.	n.m.

	Proportion of “in-scope” suppliers scoring 51-75	60.8%	n.m.	n.m.	n.m.

	Proportion of “in-scope” suppliers scoring 76-100	10.3%	n.m.	n.m.	n.m.
n.a. – not applicable
n.m. – not measured
pp – percentage points

1	Our top-250 suppliers consistently represent at least 80% of our total supplier spend.
2
Suppliers are assessed based on Ecovadis methodology with the objective to measure the quality of a company’s sustainability management system through its policies and actions. The allocation of suppliers in different scoring buckets is based on EcoVadis scoring methodology that takes into scope criteria around environmental care, labor and human rights, company ethics and sustainable procurement. The higher the score, the better the sustainability performance of the supplier. The spend data used to calculate the indicators for the supplier ESG assessment includes four quarters of data and covers the period October 1, 2021 to September 30, 2022.

438 | Aegon Annual Report on Form 20-F 2022

Value created

Investors
Aegon seeks to provide a consistent and attractive return on investment to its investors around the world, based on a resilient and sustainable business model.

				Change
Material Topic	Performance Indicator	2022	2021	2021 to 2022	2020

Corporate governance 1

	Supervisory Board

	Membership	9	8	13%	8

	Average tenure (years)	4	4	8%	n.m.

	Average age	64	63	1%	n.m.

	Executive Board

Business conduct and risk management	Membership	2	2	0%	2
	Average tenure (years)	4	3	42%	n.m.
	Average age	60	58	3%	n.m.

	Management Board

	Membership	12	8	50%	10

	Average tenure (years)	4	4	5%	n.m.

	Average age	52	52	1%	n.m.

Supervisory Board oversight

	Number of regular Supervisory Board meetings	7	7	0%	n.m.

	Proportion regular Supervisory Board meetings fully attended	100%	100%	0pp	n.m.

	Number of Audit Committee meetings	6	5	20%	n.m.

	Proportion Audit Committee meetings fully attended	100%	100%	0pp	n.m.

	Number of Risk Committee meetings	6	4	50%	n.m.

	Proportion Risk Committee meetings fully attended	100%	100%	0pp	n.m.

Business conduct and risk management	Number of Remuneration Committee meetings	6	6	0%	n.m.

	Proportion of Remuneration Committee meetings fully attended	100%	100%	0pp	n.m.

	Number of Nomination and Governance Committee meetings	6	6	0%	n.m.

	Proportion of Nomination and Governance Committee meetings fully attended	100%	100%	0pp	n.m.

	Number of additional meetings / calls 2	17	3	467%	n.m.

	Proportion of additional meetings / calls fully attended	76%	100%	(24pp)	n.m.

					CONTINUED >

Aegon Annual Report on Form 20-F 2022 | 439

About Aegon	Governance and risk management	Financial information	Non-financial information

				Change
Material Topic	Performance Indicator	2022	2021	2021 to 2022	2020

Financial returns

	Returns to investors

	Returns to investors paid in the year (in EUR millions)	631	509	24%	370

	Dividend payments (in EUR millions) 3	407	289	41%	123

Solid financial performance	Interest (payments to bondholders) (in EUR millions)	223	220	1%	248
	Dividend over the fiscal year per common share (EUR) 4	0.23	0.17	35%	0.12

	Share price (change)	7.9%	35.8%	(27.9pp)	(20.0%)

	Total shareholder return (TSR)	11.6%	40.6%	(29.0pp)	(18.4%)

Sustainability (external recognition)

	Sustainability benchmarks 5

	MSCI ESG ratings assessment	AA	AA	← →	AA

	Sustainalytics ESG risk rating	14.2 (low risk)	14.6 (low risk)	h	17.0 (low risk)

	ISS ESG corporate rating	C+ (Prime)	C+ (Prime)	← →	C (Prime)

	CDP (Climate change) score	C	C	← →	C

Responsible products, treating customers fairly	FTSE4Good index series constituent	Index member	Index member	← →	Index member
	Moody’s ESG overall score	Robust	Robust	← →	Robust
	S&P global corporate sustainability assessment (CSA) score	55	51	h	43

	EcoVadis scorecard	Silver	n.m.	n.m.	n.m.

	Refinitiv ESG score	A	A-	h	B+

	Bloomberg ESG disclosure score	53.4	52.4	h	50.4
n.a. – not applicable
n.m. – not measured
pp – percentage points

1
Aegon has a
two-tier
system of corporate governance, with an independent Supervisory Board and a separate Executive Board. The Executive Board (consisting of the CEO and CFO) is supported by a Management Board.

2
Throughout the year several
sub-committee
and
ad-hoc
meetings were scheduled to discuss - amongst others - strategy-related topics and the audit tender process. The detailed breakdown of these meetings and attendance can be found in the Report of the Supervisory Board on pages
48-56.

3
Dividend payments is based on the actual cash outflow relating to the paid dividend in the reporting year and is taking into account the cashflows relating to the share buy-backs
to avoid dilution. It does not include the impact of other share buy-backs.

4	Aegon’s final dividend for 2022 is subject to approval by the company’s Annual General Meeting of Shareholders, due to take place in May 2023.
5
Sustainability benchmark scoring reflects the most recent assessments made available for any given year. There is a lag time between Aegon’s annual reporting and the assessment of that by a benchmark. For example, a benchmark score presented under the 2022 reporting year will usually reflect Aegon’s 2021 (although sometimes 2020) annual reporting, according to Aegon’s place in the assessment cycle of any given benchmark (which can be variable). The 2022 benchmark scores reflect the position at the date of publication of the Aegon Annual Report on Form
20-F
2022.

©
2023 MSCI Inc. All rights reserved.
www.msci.com/our-solutions/esg-investing/esg-ratings-climate-search-tool
©
2023 Sustainalytics. All rights reserved. This information has been developed by Sustainalytics (
www.sustainalytics.com
). Such information and data are proprietary of Sustainalytics and/or its third party suppliers (Third Party Data) and are provided for informational purposes only. They do not constitute an endorsement of any product or project, nor an investment advice and are not warranted to be complete, timely, accurate or suitable for a particular purpose. Their use is subject to conditions available at
www.sustainalytics.com/legal-disclaimers
©
2023 Institutional Shareholder Services Inc. All rights reserved.
www.issgovernance.com/esg/ratings/corporate-rating/
©
2023 CDP Europe AISBL
www.cdp.net/en
©
2023 FTSE Russell
www.ftserussell.com/products/indices/ftse4good
©
2023 MOODY’S CORPORATION, MOODY’S INVESTORS SERVICE, INC., MOODY’S ANALYTICS, INC., FOUR TWENTY SEVEN, INC.
(“FOUR TWENTY SEVEN”), VIGEO SAS (“V.E”) AND/OR THEIR LICENSORS AND AFFILIATES (COLLECTIVELY, “MOODY’S”). ALL RIGHTS RESERVED.
www.moodys.com/esg-solutions
©
2023 S&P Global Inc. All rights reserved.
www.spglobal.com/esg/csa/
©
EcoVadis 2023 - All rights reserved.
www.ecovadis.com/
©
2023 Refinitiv. All rights reserved. Refinitiv ESG Information is proprietary to Refinitiv Limited and/or its affiliates (“Refinitiv”). Score referenced on 27/02/2023.
www.refinitiv.com/en/sustainable-finance/esg-scores#t-terms-of-use
©
2023 Bloomberg Finance L.P. All rights reserved. Score referenced on February 28, 2023, and rounded from 53.36.
www.bloomberg.com/professional/solution/sustainable-finance/

440 | Aegon Annual Report on Form 20-F 2022

Value created

Society
We strive to mitigate our impact on, and to create additional value as part of the wider society in which we operate. This includes business conduct and risk management, cybersecurity, and reducing our environmental impact, with particular regard to climate change. Responsible investing is a key means to achieving societal ends through our investments.

				Change
Material Topic	Performance Indicator	2022	2021	2021 to 2022	2020

Responsible investment

	Responsible investment solutions (RIS)

	Assets under management in RIS (in EUR billions) 1	120.2	177.7	(32%)	167.0

	Exclusions 2	103.9	160.5	(35%)	157.6

	Best-in-class 3	9.4	10.2	(8%)	3.3

	Sustainability-themed 4	2.7	2.9	(8%)	2.4

	Impact investments 5	4.2	4.1	3%	3.7

	Engagement and voting 6

Responsible investing	Number of engagements with investee companies	832	596	40%	575
	Proportion engagements addressing environmental themes	24%	31%	(7pp)	25%

	Proportion engagements addressing social themes	18%	19%	(1pp)	21%

	Proportion engagements addressing governance themes	44%	38%	6pp	53%

	Proportion engagements addressing general disclosure themes	14%	11%	3pp	8%

	Number of shareholder meetings of invested companies where votes cast 7	3,899	2,963	32%	2,511

Climate change (investment footprint)

	Corporate Fixed Income + Listed Equity (CFI) 8

	CFI absolute footprint (metric tons CO 2 e)	2,640,000	4,886,000	(46%)	4,878,000

	CFI relative intensity (metric tons CO 2 e/EURm invested)	84	110	(24%)	110

	CFI absolute footprint and relative intensity (coverage)	89%	72%	17pp	77%
Climate change	Weighted average carbon intensity (metric tons CO 2 e/EURm revenue)	390	490	(20%)	470
	Weighted average carbon intensity (coverage)	96%	97%	(1pp)	97%

	Carbon Risk Rating (Sustainalytics)	10.5	9.9	6%	9.4

	Carbon Risk Rating (Sustainalytics) (coverage)	85%	73%	12pp	63%

					CONTINUED >

Aegon Annual Report on Form 20-F 2022 | 441

About Aegon	Governance and risk management	Financial information	Non-financial information

				Change
Material Topic	Performance Indicator	2022	2021	2021 to 2022	2020

Climate change (investment footprint)

	Weighted average carbon intensity reduction target

	Reduction of weighted average carbon intensity against 2019 baseline (%)	(20%)	0%	(20pp)	n.m.

	Sovereign Fixed Income (SFI) 9

	Absolute footprint (metric tons CO 2 e)	7,528,000	15,088,000	(50%)	13,863,000

Climate change	Relative intensity (metric tons CO 2 e/EURm invested)	510	620	(18%)	500

	SFI absolute footprint and relative intensity (coverage)	100%	100%	0pp	98%

	Weighted average carbon intensity (metric tons CO 2 e/EURm GDP)	310	310	0%	330

	Weighted average carbon intensity (coverage)	100%	100%	0pp	98%

	Climate change resiliency (ND GAIN rating)	66	67	(1%)	67

	Climate change resiliency (coverage)	100%	100%	0pp	98%

Climate change (operational footprint)

	Greenhouse gas (GHG) emissions (metric tons CO 2 e) 10

	Scope 1 (gas)	4,170	5,557	(25%)	n.m.

	Scope 2 (electricity: location-based)	12,828	16,366	(22%)	n.m.

	Scope 2 (electricity: market-based)	480	203	137%	n.m.

	Scope 3 (air travel)	6,433	2,101	206%	n.m.

	Total GHG emissions (location-based)	23,432	24,024	(2%)	n.m.

	Total GHG emissions / EUR million revenue (location-based)	0.9	1.0	(2%)	n.m.

Climate change	Total GHG emissions / employee (location-based) 11	1.6	1.5	5%	n.m.

	Total GHG emissions (market-based)	11,084	7,861	41%	n.m.

	Total GHG emissions / EUR million revenue (market-based)	0.4	0.3	42%	n.m.

	Total GHG emissions / employee (market-based) 11	0.8	0.5	51%	n.m.

	Operational footprint reduction target 12

	Total scope 1+2 (location-based) (metric tons CO 2 e)	16,999	21,923	(22%)	n.m.

	Absolute reduction of scope 1+2 against baseline 2019 (metric tons CO 2 e)	(24,798)	(19,874)	25%	n.m.

	Relative reduction of scope 1+2 against baseline 2019 (%)	(59.3%)	(47.5%)	(11.8pp)	n.m.

					CONTINUED >

442 | Aegon Annual Report on Form 20-F 2022

Value created

				Change
Material Topic	Performance Indicator	2022	2021	2021 to 2022	2020

Climate change (operational footprint)

	Energy consumption (MWh)

	Fuel (gas)	20,238	27,288	(26%)	n.m.

	Electricity (renewable)	33,090	49,283	(33%)	n.m.

	Green tariff / Renewable Energy Certificate (REC)	33,065	49,259	(33%)	n.m.
	Self-generated	25	24	1%	n.m.

	Electricity (non-renewable)	1,927	580	232%	n.m.

	Electricity (total)	35,017	49,863	(30%)	n.m.

	Total energy (fuel and electricity)	55,256	77,151	(28%)	n.m.

Climate change	Renewable electricity (% of total electricity)	94%	99%	(4pp)	n.m.

	Renewable energy (% of total energy)	60%	64%	(4pp)	n.m.

	Air travel 13

	Total distance (million km)	47.6	16.3	192%	n.m.

	Economy (% total distance)	81%	87%	(6pp)	n.m.

	Premium (% total distance)	19%	13%	6pp	n.m.

	Route type <500km (% total distance)	6%	3%	3pp	n.m.

	Route type >500km (% total distance)	94%	97%	(3pp)	n.m.

Compliance

	Policy compliance 14

	Proportion employees completed training on Code of Conduct	99%	98%	1pp	97%

	Proportion of compliance with Anti-bribery policy requirements	87%	87%	(0pp)	89%

	Proportion of compliance with Conflict of interest policy requirements	98%	98%	0pp	92%

	Proportion of compliance with Pricing and product development policy requirements	98%	97%	1pp	93%

	Systematic Integrity Risk Assessment (SIRA) 15

Business conduct and risk management	Actions completed	73%	77%	(4pp)	76%
	Actions completed and progressing within deadline	82%	81%	1pp	80%

	Fraudulent activity

	Incidents/attempts of fraud	594	889	(33%)	4,014

	Employees	0.2%	0.1%	0.1pp	n.m.

	Intermediaries	3%	21%	(18pp)	n.m.

	Third parties	97%	79%	18pp	n.m.

	Number of investigations completed	1,389	n.m.	n.m.	n.m.

	Employees	0%	n.m.	n.m.	n.m.

	Intermediaries	13%	n.m.	n.m.	n.m.

	Third parties	87%	n.m.	n.m.	n.m.

					CONTINUED >

Aegon Annual Report on Form 20-F 2022 | 443

About Aegon	Governance and risk management	Financial information	Non-financial information

				Change
Material Topic	Performance Indicator	2022	2021	2021 to 2022	2020

Compliance

	Political advocacy

	Monetary value of political contributions (in EUR million) 16	0.2	n.m.	n.m.	n.m.

Business conduct and risk management	Monetary value of political lobbying / advocacy (in EUR million) 17	0.9	n.m.	n.m.	n.m.

	Monetary value of membership of professional / advocacy associations (in EUR million) 18	5.8	n.m.	n.m.	n.m.

Information security

	Information security and phishing awareness

	Number of employees enrolled in the annual Information security training 19	15,608	n.m.	n.m.	n.m.

	Proportion of employees completed the annual Information security training	95%	n.m.	n.m.	n.m.

Cybersecurity and data protection	Number of enterprise-wide phishing campaigns launched during the year 20	4	n.m.	n.m.	n.m.

	Data privacy

	Number of employees enrolled in specific training on data privacy 21	11,905	n.m.	n.m.	n.m.

	Proportion of employees completed specific training on data privacy	98%	n.m.	n.m.	n.m.

					CONTINUED >

444 | Aegon Annual Report on Form 20-F 2022

Value created

				Change
Other information	Performance Indicator	2022	2021	2021 to 2022	2020

	Total taxes borne by Aegon (in EUR millions) 22	362	381	(5%)	319

	Corporate income tax 22	32	(18)	n.a.	10

	Americas	(3)	55	n.a.	(43)

Responsible tax	The Netherlands	3	(75)	n.a.	33

	United Kingdom	0.4	(2)	n.a.	14

	Others	32	3	n.a.	6

	Taxes collected on behalf of others 22	2,585	2,409	7%	2,509

	Cash donations

	Total cash donations (in EUR millions) 23	10.6	9.4	13.2%	9.5

	Financial security and education	2.0	2.0	0.4%	3.0

	Financial education and literacy	1.6	1.6	1.4%	2.7

	Employability later in life	0.3	0.3	(4.5%)	0.3

	Wellbeing and longevity	6.8	5.6	22.0%	5.7

	Physical fitness	0.2	0.2	(8.7%)	0.2

	Mental vitality	1.1	0.5	92.4%	0.9

	Prevention of diseases	1.1	1.3	(13.0%)	1.7

	Livable communities	4.5	3.6	25.8%	2.9

	Other cash donations	1.8	1.8	(0.2%)	0.8

Community engagement/ investment	Proportion of cash donations to key themes	83%	81%	2pp	92%
	Financial security and education	18%	21%	(2pp)	32%
	Wellbeing and longevity	65%	60%	5pp	60%

	Number of organizations receiving donations	493	469	5%	481

	Volunteering

	Volunteering hours	16,911	6,806	148%	4,399

	Volunteering value (in EUR millions) 24	1.2	0.3	309%	0.2

	Total investment

	Total value community investment (in EUR millions)	11.8	9.7	22%	9.7

	Total value community investment as proportion of net result	0.5%	0.6%	(0.1pp)	17.6%
n.a. – not applicable
n.m. – not measured
pp – percentage points

1
Aegon AM has a Responsible Investment Framework that reflects the key elements of our Responsible Investment Policy, as well as similar policies put forward by Aegon AM’s clients. The framework is structured around ESG integration, Active ownership and Solutions. The responsible investment solutions are based on four categories: exclusion-based strategies, best-in-class
strategies, sustainability-themed strategies and impact investments and comprises both general account assets managed by Aegon AM and assets managed on behalf of third-party clients. Joint ventures are excluded. Responsible investment products and services may vary regionally.

2
“Exclusions” reflects the portfolio that is subject to negative screening to avoid investments in certain sectors, companies or practices based on specific criteria. The number has dropped compared to 2021 mainly because non-listed
assets classes, including mortgages, real estate, private equity and structured assets and listed assets including US government bonds were excluded from the scope in 2022. The total amount for these asset classes in 2021 was EUR 41.3 billion.

3	“Best-in-class” investments seek to outperform by emphasizing positive screening of issuers with better or improving ESG profiles relative to sector peers.
4	“Sustainability-themed” investments focuses on issuers whose activities or practices are aligned with sustainability themes in an effort to generate competitive returns over the long term.
5	“Impact investments” pursue financial returns alongside measurable positive social and/or environmental impact.
6
With regards to engagement, through our investment exposure, and where appropriate, we look to build a constructive dialogue with the companies and bodies either bilaterally or as part of an investor consortium, as we promote responsible business practices. Percentages may not sum to 100 due to rounding. Themes are divided according to the main issue. At times, there is more than one theme for an engagement. With regards to voting, for Aegon AM’s relevant investment strategies that incorporate equities, we seek to execute votes in alignment with our engagement objectives and clients’ best interests. The scope is general account assets managed by Aegon AM and assets managed on behalf of third-party clients.

7
The increase in voted shareholder meetings compared to 2021 is due to a new voting strategy. Aegon AM implemented as of February 2022 a “vote all meetings” strategy. Prior to that Aegon AM made a selection of investee companies.

Aegon Annual Report on Form 20-F 2022 | 445

About Aegon	Governance and risk management	Financial information	Non-financial information

8
The scope covers global general account assets only. The disclosures are based on Aegon calculations. Values are as of December 31. Relative intensity, weighted average carbon intensity and carbon risk rating are extrapolated in case carbon data is not available. The availability of data for each indicator is expressed in a coverage ratio as disclosed above. Climate change data availability may change over time and characteristics will vary. Certain information from
©
2023 Sustainalytics, MSCI ESG Research L.L.C. are reproduced with permission. Not for further distribution. For more information refer to the TCFD section in this report.

9
The scope covers global general account assets only. The disclosures are based on Aegon calculations. Values are as of December 31. Relative intensity, weighted average carbon intensity and climate change resiliency are extrapolated in case carbon data is not available. The availability of data for each indicator is expressed in a coverage ratio as disclosed above. For 2022 the data coverage for SFI indicators is 100% and therefore no extrapolation is needed. Climate change data availability may change over time and characteristics will vary. For more information refer to the TCFD section in this report.

10
Operational GHG emissions are based on known energy consumption and air travel activity. Energy consumption data is extrapolated by floorspace for any sites missing consumption data. Further extrapolation is undertaken for employees working permanently from home by applying an average employee consumption of our office premises for each business unit. Prior to 2022, data collection was limited to our largest business units (Transamerica, Aegon NL, Aegon UK and Aegon AM), with extrapolation for remaining business units based on headcount for both energy consumption and air travel. Where possible, GHG emissions are calculated on the basis of locally-specific conversion factors. Scope 1 conversion factors for gas consumption are sourced from the UK Department for Environment, Food & Rural Affairs (Defra) using “100% mineral” for the US, and “5% biofuel blend” for the Netherlands, United Kingdom, Spain and Hungary. Scope 2 GHG emissions are expressed through both the GHG Protocol “location” and “market” based approaches, with location-based conversion factors for electricity consumption sourced from the US Environmental Protection Agency (eGRID regions), the European Environment Agency for the Netherlands, Spain and Hungary, and Defra for the UK. For the market-based approach, conversion factors are sourced from individual electricity suppliers, 94% of which is zero carbon through our purchase of renewable electricity in the form of “green tariff” supply contracts and renewable energy certificates (RECs). Conversion factors for air travel are sourced solely from Defra due to applicability for all countries.

11
The definition of “Direct employees” has changed in 2022 compared to previous years. Based on the new definition, direct employees include employees from Aegon N.V. and its 100% subsidiaries only, and is therefore limited to entities over which Aegon has direct control. In previous years, the employees of joint ventures and associates were presented as part of Direct employees. The 2021 figures have been restated to reflect the new definition. The 2020 figures were not updated for practical reasons.

12
Aegon has set a target to reduce the absolute carbon footprint of its operational activities (GHG Emissions Scope 1 and 2) by 25% by 2025, against a 2019 baseline of 41,797 metric tons CO
2
e. (using the location-based measurement). Hybrid working continues to facilitate a reduction in the overall emissions of property portfolio with initiatives such as closing our offices on Fridays in the UK and US locations. Our hybrid working model continues to mature with resulting benefits on the size and cost of our operational properties, and achieving our carbon reduction target. The indicator “Absolute reduction against baseline” includes GHG Emissions Scope 1 and 2 only. The 2021 figure incorrectly included air travel emissions, which has been restated as 19,874 (2021: 28,512). The 2021 figure for “Relative reduction of scope 1+2 against baseline 2019 (%)” has also been restated as 48% (2021: 54%).

13	Aegon will look towards expanding the measurement of its operational Scope 3 GHG emissions beyond air travel.
14
Policy compliance reflects business units’ compliance with specific requirements of those policies. Where there is not full compliance, this does not indicate a breach of the policy, but areas where units have requested time to further strengthen internal governance.

15
Aegon undertakes an annual systematic integrity risk assessment (SIRA). All regions provide insight into their local anti-fraud programs and indicate that controls with regard to internal, external, and intermediary fraud are properly designed and operating effectively. Aegon takes steps to address any gaps in performance.

16
Political contributions may include financial or
in-kind
support provided directly to political parties, their elected representatives or persons seeking political office. It may also include indirect political contributions referring to those political contributions made through an intermediary organization such as a lobbyist or charity, or support given to an organization such as a think tank or trade association linked to or supporting particular political parties or causes. The contribution in 2022 consists of the contributions by Transamerica’s Political Action Committee (PAC), which is a committee acting independently from Aegon or Transamerica. The PAC receives voluntary donations from Transamerica employees and distributes the pooled donations according to the decision of the independent board of the PAC.

17
Political lobbying / advocacy refers to the expenses paid for activities carried out towards governments, governmental institutions and/or regulators in support of issues and initiatives that we think will benefit our customers, employees, wider society and our businesses. The expenses paid in 2022 mainly reflect the cost of staffing dedicated to lobbying or advocacy activities.

18
A membership of professional / advocacy association refers to an agreement by which someone joins a professional association or an advocacy association. Hereby a professional association is defined as a body of persons engaged in the same profession, formed usually, to maintain standards, and represent the profession in discussions with other bodies or institutions. An advocacy association engages in advocacy for the industry towards other bodies, institutions, or policymakers, although advocacy may not be the only type of activity that the association undertakes.

19
Direct employees and eligible contingent workers who are enrolled in Information security training at least annually which covers relevant Information security topics based on risk assessments, best practices and appropriate behaviors. Eligible contingent workers are contractors with an (Active Directory) Aegon or Transamerica account and selected for the training. The selection is performed at the discretion of each business unit.

20
Enterprise wide phishing campaigns are executed on a quarterly basis to all direct employees and all contingent workers with an
e-mail
account on the Aegon or Transamerica network. In addition, targeted campaigns are executed periodically with a subset of users based on a common risk profile (e.g., Human Resources).

21
Direct employees and eligible contingent workers who are enrolled in an annual data privacy training. The training modules are different per region to address specific local legislations. The focus in Europe is on GDPR. Eligible contingent workers are contractors with an (Active Directory) Aegon or Transamerica account and selected for the training. The selection is performed at the discretion of each business unit.

22
The information in the tax table includes the tax data of all entities over which Aegon has management control including the tax data of divested business until the date of closing. For corporate income tax, there is often no direct correlation between tax reported on earnings for any given year and amounts paid or received in tax. Part of the explanation for this is that certain tax-deductible
items are not recognized in the company’s profit & loss statement but directly in equity. Additionally payments and refunds for prior years can impact the amounts paid or received in the current year. There is no 2022 US current tax liability due to current year losses, carry back of capital losses, and tax credits.

23	Cash donations refer to charitable donations to charities and other non-profit organizations, done in accordance with the Aegon N.V. Charitable Donations Standards.
24	Volunteering value is calculated using the average hourly employee cost (based on total employment costs).

446 | Aegon Annual Report on Form 20-F 2022

External recognition

External recognition

At Aegon, we actively participate in high-profile sustainability performance benchmarks to provide independent recognition and transparency around the integration of sustainability considerations into our business operations. We also engage proactively with business information platforms incorporating assessments of sustainability performance, including Bloomberg and Refinitiv.
Improvement in our scoring over the course of 2022 shows, in part, the positive impact of our current sustainability focus and related commitments. As these assessments are conducted throughout the year, we regularly update our latest scoring and peer positioning through the dedicated
“External recognition”
page on the Aegon website.
MSCI:
In its February 2023 update, Aegon N.V. continued to receive a rating of AA (on a scale of
AAA-CCC)
in the MSCI ESG Ratings assessment.
1
Sustainalytics:
In its January 2023 update, Aegon N.V. received an improved ESG Risk Rating of 14.2 and was assessed by Sustainalytics to be at “low risk” of experiencing material financial impacts from ESG factors. Aegon N.V.’s rating places it in the fifth percentile in the insurance industry assessed by Sustainalytics.
2
ISS:
As of February 2023, Aegon N.V. continued to receive an ESG Corporate Rating of C+ (Prime) from ISS, a provider of end-to-end
responsible investment and governance solutions to the global financial community.
3
Aegon N.V. was also recognized as an industry peer group leader, being among the highest ranked by ISS for “Governance” as part of the ESG Corporate Rating.
3
FTSE4Good:
In June 2022, Aegon N.V. was
re-confirmed
as a constituent company in the FTSE4Good Index Series, designed to identify companies that demonstrate strong environmental, social, and governance practices measured against globally recognized standards.
4
Moody’s ESG Solutions:
In its January 2022 update, Aegon N.V. continued to receive an “ESG overall score” rating of “robust”.
5
CDP:
We participate in the annual CDP Climate Change disclosure, where we publish performance data, policies, and practices related to the impacts and opportunities related to climate change in the context of our business activities. We maintained a rating of “C” for our 2021 reporting year disclosure.
6
EcoVadis:
Aegon N.V. has completed its first assessment of sustainability performance with EcoVadis and in January 2023 was awarded a silver medal. Aegon N.V.’s award places it in the top 25% of companies assessed by EcoVadis.
7

1	© 2023 MSCI Inc. All rights reserved. www.msci.com/our-solutions/esg-investing/esg-ratings-climate-search-tool
2
©
2023 Sustainalytics. All rights reserved. This information has been developed by Sustainalytics (www.sustainalytics.com). Such information and data are proprietary of Sustainalytics and/or its third party suppliers (Third Party Data) and are provided for informational purposes only. They do not constitute an endorsement of any product or project, nor an investment advice and are not warranted to be complete, timely, accurate or suitable for a particular purpose. Their use is subject to conditions available at
www.sustainalytics.com/legal-disclaimers

3	© 2023 Institutional Shareholder Services Inc. All rights reserved. www.issgovernance.com/esg/ratings/corporate-rating/
4	© 2023 FTSE Russell www.ftserussell.com/products/indices/ftse4good
5
©
2023 MOODY’S CORPORATION, MOODY’S INVESTORS SERVICE, INC., MOODY’S ANALYTICS, INC., FOUR TWENTY SEVEN, INC. (“FOUR TWENTY SEVEN”), VIGEO SAS (“V.E”) AND/OR THEIR LICENSORS AND AFFILIATES (COLLECTIVELY, “MOODY’S”). ALL RIGHTS RESERVED.
www.moodys.com/esg-solutions

6	© 2023 CDP Europe AISBL www.cdp.net/en
7	© EcoVadis 2023 - All rights reserved. www.ecovadis.com

Aegon Annual Report on Form 20-F 2022 | 447

About Aegon	Governance and risk management	Financial information	Non-financial information

Disclaimer

Cautionary note regarding
non-IFRS
measures
This document includes the following
non-IFRS
financial measure: operating result and addressable expenses. The reconciliation of operating result to the most comparable IFRS measure is presented in note 5 ‘Segment information’ of the consolidated financial statements. Operating result is calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures in Brazil, China, India, the Netherlands, Portugal and Spain and Aegon’s associates in France, the Netherlands and United Kingdom. The information on the following tables also includes the non-IFRS
financial measure operating result after tax. This is the
after-tax
equivalent of operating result. The reconciliation of addressable expenses to operating expenses, the most comparable IFRS measure, is presented in Results of Operations. Operating expenses are all expenses associated with selling and administrative activities (excluding commissions). This includes certain expenses recorded in other charges for segment reporting, including restructuring charges. Addressable expenses are calculated by excluding the following items from operating expenses: direct variable acquisition expenses, restructuring expenses (including expenses related to the operational improvement plan), and expenses related to acquisitions and disposals. Addressable expenses are reported on a constant currency basis. Aegon believes that these non-IFRS
measures, together with the IFRS information, provide meaningful supplemental information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.
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
♦	Unexpected delays, difficulties, and expenses in executing against our environmental, climate, diversity and inclusion or other “ESG” targets, goals and commitments outlined in this document, and changes in laws or regulations affecting us, such as changes in data privacy, environmental, safety and health laws;
♦	Changes in general economic and/or governmental conditions, particularly in the United States, the Netherlands and the United Kingdom;
♦	Civil unrest, (geo-) political tensions, military action or other instability in a country or geographic region;
♦	Changes in the performance of financial markets, including emerging markets, such as with regard to:
t	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
t	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds;
t	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds; and
t	The impact from volatility in credit, equity, and interest rates;
♦	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
♦	Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

448 | Aegon Annual Report on Form 20-F 2022

Disclaimer

♦	Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries;
♦	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
♦	Changes affecting interest rate levels and low or rapidly changing interest rate levels;
♦	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
♦	Changes affecting inflation levels, particularly in the United States, the Netherlands and the United Kingdom;
♦	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;
♦	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
♦	Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;
♦	The frequency and severity of insured loss events;
♦	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
♦	Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;
♦	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
♦	Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;
♦	Customer responsiveness to both new products and distribution channels;
♦	Third-party information used by us may prove to be inaccurate and change over time as methodologies and data availability and quality continue to evolve impacting our results and disclosures;
♦	As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which we do business may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;
♦	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to complete, or obtain regulatory approval for, acquisitions and divestitures, integrate acquisitions, and realize anticipated results, and its ability to separate businesses as part of divestitures;
♦	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, Cash Capital at Holding, gross financial leverage and free cash flow;
♦	Changes in the policies of central banks and/or governments;
♦	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
♦	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
♦	Consequences of an actual or potential
break-up
of the European monetary union in whole or in part, or the exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;
♦	Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;
♦	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;
♦	Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer
(G-SII);

♦	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels; and
♦	Changes in ESG standards and requirements, including assumptions, methodology and materiality, or a change by Aegon in applying such standards and requirements, voluntarily or otherwise, may affect Aegon’s ability to meet evolving standards and requirements, or Aegon’s ability to meet its sustainability and
ESG-related
goals, or related public expectations.

Aegon Annual Report on Form 20-F 2022 | 449

About Aegon	Governance and risk management	Financial information	Non-financial information

♦	We may also rely on third-party information in certain of our disclosures, which may change over time as methodologies and data availability and quality continue to evolve. These factors, as well as any inaccuracies in third-party information we use, including in estimates or assumptions, may cause results to differ materially and adversely from statements, estimates, and beliefs made by us or third-parties. Moreover, our disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in our business or applicable governmental policies, or other factors, some of which may be beyond our control. Additionally, we may provide information that is not necessarily material for SEC reporting purposes but that is informed by various ESG standards and frameworks (including standards for the measurement of underlying data), internal controls, and assumptions or third-party information that are still evolving and subject to change.
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

450 | Aegon Annual Report on Form 20-F 2022

Contact

Contact
Head office
Aegon N.V.
Aegonplein 50
2591 TV The Hague
The Netherlands
Telephone: +31 (0) 70 344 32 10
www.aegon.com
Investor relations
Telephone: +31 (0) 70 344 83 05
E-mail:
ir@aegon.com
Media relations
Telephone: +31 (0) 70 344 89 56
E-mail:
gcc@aegon.com
Agent for service in the United States of America
Andrew S. Williams
Telephone: +1 443 475 3243
E-mail:
Andrew.S.Williams@transamerica.com

Colophon

Consultancy and design	DartGroup, Amsterdam (NL)

Editing and production	Aegon Corporate Communications (NL)

Typesetting	DartGroup, Amsterdam (NL)

Aegon Annual Report on Form 20-F 2022 | 451

About Aegon	Governance and risk management	Financial information	Non-financial information

Documents on display
Aegon’s SEC filings are available on the SEC’s website at http://www.sec.gov. The SEC’s website contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this report.
Aegon also make available on the Investors section of Aegon’s website, free of charge, Aegon’s annual reports on Form
20-F
and the text of our reports on Form
6-K,
including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after these reports are electronically filed with or furnished to the SEC. Aegon’s website address is www.aegon.com. The information on that website is not part of this report.
Aegon announce material financial information to Aegon’s investors using Aegon’s Investors website (aegon.com/investors/), SEC filings, press releases, public conference calls, and webcasts.
Aegon use these channels, as well as social media, to communicate with the users and the public about Aegon’s company, Aegon’s businesses, and other issues. It is possible that the information Aegon post on these channels could be deemed to be material information. Therefore, Aegon encourage investors, the media, and others interested in Aegon to review the information Aegon posts on the channels listed on Aegon’s Investors website. Information contained on Aegon’s website is not part of this annual report on Form
20-F
or any other filings Aegon makes with the SEC.

452 | Aegon Annual Report on Form 20-F 2022

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

4.4***
Business Combination Agreement (BCA); Agreement between Aegon Europe Holding B.V. and Aegon N.V. and ASR Nederland N.V., dated October 26, 2022, relating to the combination of ASR Nederland N.V. and Aegon Nederland N.V.

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

(1) Incorporated by reference to Form 6K (0001104659-13-046533) filed with the SEC on June 4, 2013.

(2) Incorporated by reference to Exhibit 2.2 to Form 20-F 2021 filed with the SEC on March 21, 2022.

(3) Incorporated by reference to Exhibit 4.1 to Form 20-F 2013 filed with the SEC on March 21, 2014.

(4) Incorporated by reference to Exhibit 4.2 to Form 20-F 2013 filed with the SEC on March 21, 2014.

(5) Incorporated by reference to Exhibit 99.1 to Registration Statement on Form S-8 (No. 333-238186) filed with the SEC on May 12, 2020.

*	Indicates management contract or compensatory plan.

**	Furnished herewith.

***	Certain information in this agreement and its schedules has been omitted in accordance with the instructions as to Exhibits of Form 20-F, but will be furnished supplementary to the SEC upon request.

Aegon Annual Report on Form 20-F 2022 | 453

About Aegon	Governance and risk management	Financial information	Non-financial information

Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Aegon N.V.
/s/ Matthew J. Rider

Matthew J. Rider
Chief Financial Officer
Date: March 22, 2023

454 | Aegon Annual Report on Form 20-F 2022