Form 20-F
period 2023-12-31
AEGON LTD.
filed 2024-04-04
CIK 769218

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
-
FORM
20-F
-
(Mark One)
☐
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR
☒
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR
☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from

to

OR
☐
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Commission file number
1-10882
-
Aegon Ltd.
(Exact name of Registrant as specified in its charter)
-
Not Applicable
(Translation of Registrant’s name into English)
Bermuda
(Jurisdiction of incorporation or organization)
Aegonplein 50, PO Box 85, 2501 CB The Hague, The Netherlands
(Address of principal executive offices)
J.H.P.M. van Rossum
Executive Vice President and Head of Corporate Financial Center
Aegon Ltd.
Aegonplein 50, 2501 CB The Hague, The Netherlands
+31-70-3445458
Jurgen.vanRossum@aegon.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares, par value EUR 0.12 per share	AEG	New York Stock Exchange

5.500% Fixed-to-Floating Rate Subordinated Notes due 2048	AG48	New York Stock Exchange

5.100% Subordinated Notes due 2049 issued by Aegon Funding Company LLC	AEFC	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act.
Not applicable
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
1,814,726,912 common shares and 389,759,240 common shares B
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
☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b).
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
of the Exchange Act).
☐
Yes No
☒

aegon Helping people live their best lives Annual Report on Form 20-F 2023

Cross reference table Form 20-F

1	Identity of Directors, Senior Management and Advisers	n.a.

2	Offer Statistics and Expected Timetable	n.a.

3	Key Information

3A	Selected financial data	100-101

3B	Capitalization and indebtedness	n.a.

3C	Reasons for the offer and use of proceeds	n.a.

3D	Risk factors	413-435

4	Information on the Company

4A	History and development of the Company	2-3, 9-35, 313, 512-513

4B	Business overview	91-92, 394-412, 436

4C	Organizational structure	2-3, 314-315

4D	Property, plants and equipment	437

4A	Unresolved Staff Comments	n.a.

5	Operating and Financial Review and Prospects

5A	Operating results	102-106

5B	Liquidity and capital resources	85-90, 231-233, 282-284, 293-295, 439

5C	Research and development, patent and licenses etc.	n.a.

5D	Trend information	9-35, 100-120

5E	Critical Accounting Estimates	174-177

6	Directors, Senior Management and Employees

6A	Directors and senior management	48-53

6B	Compensation	62-78, 225-227, 315-317

6C	Board practices	42-46

6D	Employees	15, 27-31, 212, 377

6E	Share ownership	42-46, 75-76, 380-383

6F	Disclosure of a registrant’s action to recover erroneously awarded compensation	n.a.

7	Major Shareholders and Related Party Transactions

7A	Major shareholders	42-46, 380-383

7B	Related party transactions	315-317

7C	Interest of experts and counsel	n.a.

8	Financial Information

8A	Consolidated Statements and Other Financial Information	122-130, 384-389, 439

8B	Significant Changes	n.a.

9	The Offer and Listing

9A	Offer and listing details	440

9B	Plan of distribution	n.a.

9C	Markets	440

9D	Selling shareholders	n.a.

9E	Dilution	n.a.

9F	Expenses of the issue	n.a.

Annual Report on Form 20-F 2023 |

10	Additional Information

10A	Share capital	n.a.

10B	Memorandum and articles of association	441-444

10C	Material contracts	445

10D	Exchange controls	446

10E	Taxation	447-450

10F	Dividends and paying agents	n.a.

10G	Statement by experts	n.a.

10H	Documents on display	513

10I	Subsidiary Information	n.a.

10J	Annual report to security holders	n.a.

11	Quantitative and Qualitative Disclosures About Market Risk	79-84, 85-90, 177-207, 275-282

12	Description of Securities Other than Equity Securities	n.a.

13	Defaults, Dividend Arrearages and Delinquencies	n.a.

14	Material Modifications to the Rights of Security Holders and Use of Proceeds	n.a.

15	Controls and Procedures	94-95

16A	Audit committee financial expert	58

16B	Code of Ethics	93

16C	Principal Accountant Fees and Services	451

16D	Exemptions from the Listing Standards for Audit Committees	n.a.

16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	452

16F	Change in Registrant’s Certifying Accountant	n.a.

16G	Corporate Governance	42-46, 444

16H	Mine Safety Disclosure	n.a.

16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	n.a.

16J	Cybersecurity	453-454

17	Financial Statements	n.a.

18	Financial Statements	122-378, 384-389

19	Exhibits	514

Annual Report on Form 20-F 2023 |

Our purpose

People are living longer, and we welcome the possibilities this brings. We see longevity, aging, and changing life patterns as an opportunity for our customers, our employees, and society as a whole.

As recently as the late 20th century, life consisted of three stages: 20 years of education, 40 years of work, and a short retirement of 15-20 years. Since then, life expectancy has increased globally. This trend is forcing us to rethink what life should look like: when we study, work, take breaks, and switch careers. The idea of a standard path no longer applies; there are as many options as there are lives.

Longer lifespans bring new challenges. But they are also keeping people younger for longer. The old associations with aging – of frailty and inactivity – are being replaced by the expectation that the years after 60 can be the most rewarding. This coincides with a growing awareness of the earth’s finite resources: people are increasingly using their extra time on this planet to find ways to make a positive impact.

Financial services customers are looking to companies to support them in living longer, more varied lives while enabling them to contribute to a better world. At Aegon, we aim to support society’s transition from the traditional three-stage life to a multi-stage life, so that people from all walks of life can make the most of their time on earth. That is why, across our businesses, we are guided and united by a single, clear purpose:

Helping people live their best lives.

Contents 2 About Aegon 6 CEO interview 9 Our strategy 39 Governance and risk management 40 Boards and Governance 79 Risk management 91 Regulation and supervision 97 Financial information 102 Results of operations 122 Financial statements 394 Business overviews 455 Sustainability information 456 Basis of preparation 461 Our material topics 483 Our commitments

About Aegon

Welcome to Aegon’s Annual Report on Form 20-F

This is Aegon’s Annual Report on Form 20-F for the year ended December 31, 2023. This report outlines our business environment and material topics and how we address these through our purpose, vision, and strategy, to steer our business and create long-term value for our stakeholders. The report also contains the 2023 consolidated financial statements and standalone financial statements of Aegon Ltd. (from page 122).

This document contains Aegon’s Annual Report as filed on Form 20-F (also referred to in this document as “Annual Report”) with the United States Securities and Exchange Commission (SEC).

We have prepared the Annual Report on Form 20-F in accordance with requirements of the U.S. Securities and Exchange Commission and the International Financial Reporting Standards, as issued by the IASB.

Aegon prepares its consolidated financial statements in accordance with IFRS and with Part 9 of Book 2 of the Netherlands Civil Code for purposes of reporting with the SEC, including financial information contained in this Annual Report on Form 20-F. Aegon’s accounting policies and its use of various options under IFRS are described in note 2 to the consolidated financial statements.

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

Due to the completion of the sale of Aegon the Netherlands as per July 4, 2023 the EU “carve out” is no longer applied by Aegon as of that date.

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

This report also conforms to Bermudian laws and regulations. As of December 31, 2023, Aegon qualified as a non-residential company under the Dutch Act on Non-Residential Companies. Consequently, this report has been drawn up in line with the requirements laid down in Part 9 Book 2 of the Dutch Civil Code.

Throughout this document, Aegon Limited (Ltd.) is also referred to as either “Aegon” or “the company”. For the purposes of this report, “member companies” shall mean, with respect to Aegon Ltd., those companies consolidated in accordance with applicable Dutch and Bermudian legislation relating to consolidated accounts.

References to “NYSE” and “SEC” relate to the New York Stock Exchange and the U.S. Securities and Exchange Commission respectively. Aegon uses “EUR” and “euro” when referring to the lawful currency of European Monetary Union member states; “USD” and “US dollar” when referring to the lawful currency of the United States, and “GBP”, “UK pound”, and “pound sterling” when referring to the lawful currency of the United Kingdom.

If you have comments or suggestions about this report, please contact our headquarters in The Hague, the Netherlands. Contact details may be found on page 512.

Annual Report on Form 20-F 2023 | 1

About Aegon Governance and risk management Financial information Sustainability information

Who we are

Aegon is an international financial services group with its roots dating back almost 180 years to the first half of the 19th century. Our ambition is to build leading businesses that offer their customers investment, protection, and retirement solutions, always with a clear purpose:

Helping people live their best lives.

This commitment requires a sustainable, future-oriented business that actively considers all stakeholders, including our customers, employees, investors, business partners, and society at large. Our headquarters are located in The Hague, the Netherlands, while the legal seat of the holding company, Aegon Ltd., has been located in Hamilton, Bermuda, since September 30, 2023.

Business overview

Aegon’s portfolio of businesses includes fully owned businesses in the United States and United Kingdom and a global asset manager. Aegon also has insurance joint-ventures in Spain & Portugal, China, and Brazil and asset management partnerships in France and China, and owns a Bermuda-based life insurer, as well as an almost 30% strategic shareholding in the Dutch insurance company, a.s.r.

Aegon allocates capital towards profitable opportunities in its chosen markets, and we leverage the talent, knowledge, processes, and technologies of our different businesses. We derive our revenues and earnings from insurance premiums, investment returns, fees, and commissions. We are growing our direct and affiliated distribution capabilities to engage with customers directly.

Million customers 23.9	Women in senior management[1] 38%	Weighted average carbon intensity[2] 338 tCO2e/EURm revenue

Employee engagement score 77%	Operating result[3] EUR 1,498 In millions

Free cash flow EUR 715 In millions	Cash Capital at Holding EUR 2.4 In billions	Revenue-generating investments EUR 826 In billions

[1]	Please refer to page 27 and page 30 onward for further information.
[2]	Metric tons CO2e/EURm revenue of corporate fixed income and listed equity general account assets. For details on the methodology used, please see our TCFD disclosure (Methodology) on page 497.
[3]	Non-IFRS financial measures. For reconciliation to the most directly comparable IFRS measures, see note 5.

 2  |  Annual Report on Form 20-F 2023

About Aegon

Aegon’s fully owned businesses

In North America, Aegon operates primarily under two brands: Transamerica in the United States (US) and World Financial Group (WFG) in the US and Canada. Transamerica has two divisions, Workplace Solutions and Individual Solutions. Workplace Solutions offers retirement plan recordkeeping, advisory services, employee benefits, group annuities, collective investment trusts, health savings and flexible savings accounts, individual retirement accounts, and stable value solutions to employers and their employees. Transamerica’s Individual Solutions division offers life insurance, annuities, and mutual funds to retail customers via various distribution channels, including WFG. WFG is an affiliated insurance distribution network of around 74,000 independent agents located across the US and Canada, focused on the distribution of life insurance products to middle-income households.

In the United Kingdom, Aegon is a market-leading investment platform, providing a broad range of investment and retirement solutions to individuals, advisers, and employers. Aegon UK serves its customers through a combination of workplace and retail financial advisers.

Aegon Asset Management (Aegon AM) is an active global investment management business with EUR 305 billion in assets under management for a global client base consisting of pension plans, public funds, insurance companies (including Aegon’s subsidiaries and partnerships), banks, wealth managers, family offices, and foundations. Aegon AM owns 49% of Aegon-Industrial Fund Management Company, a Shanghai-based asset manager offering mutual funds, segregated accounts and advisory services in China. In France, Aegon AM owns 25% of La Banque Postal Asset Management.

Aegon’s partnerships

Aegon creates value through its partnerships by combining strong local partners with Aegon’s international expertise.

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

In Brazil, Aegon has a 59.2% economic interest, and 50% of voting common shares, in Mongeral Aegon Group (MAG Seguros), the country’s third-largest independent life insurer. MAG Seguros offers individual protection solutions. Together with Banco Cooperativo do Brasil (Bancoob), MAG Seguros also operates a joint venture company dedicated to providing life insurance and pension products within the Sicoob, Brazil’s largest cooperative financial system.

In July 2023, Aegon completed the transaction to combine its Dutch pension, life and non-life insurance, banking, and mortgage origination activities with a.s.r. The completion of the transaction also marked the beginning of Aegon’s asset management partnership with a.s.r. As part of the transaction, Aegon received EUR 2.2 billion in cash proceeds and a 29.99% strategic shareholding in a.s.r.

Further information on our businesses can be found in the business overview section on pages 9 and 10 of this report.

Annual Report on Form 20-F 2023 | 3

About Aegon Governance and risk management Financial information Sustainability information

2023 milestones

Q1

▪   Aegon’s Extraordinary Meeting of Shareholders (EGM) approves the strategic decision to combine Aegon’s Dutch pension, life and non-life insurance, banking, and mortgage origination operations with a.s.r. to create a leading player in the Dutch market.

▪   USA Today selects Transamerica as a top choice for life insurance policies, naming the business the best for living benefits.

▪   Transamerica is singled out by Forbes Advisor in the life insurance industry for reliable cash value policy illustrations.

▪   In celebration of Aegon’s 20th anniversary in China, Aegon THTF launches its new customer brand, Elite Service Plus, to provide more comprehensive protection for customers with a focus on health and aging care services. In addition, it launches Aegon THTF YiX, a critical illness insurance product designed to address unmet health insurance needs and the high cost threshold of existing commercial health insurance.

▪   Aegon hosts an educational webinar to outline its implementation of the accounting standards IFRS 17 and IFRS 9, which took effect on January 1, 2023.

Q2

▪   Aegon announces the sale of its UK individual protection book to Royal London, supporting Aegon UK’s focus on its core retail and workplace platform.

▪   Aegon completes the sale of Aegon’s insurance, pension, and asset management businesses in Central and Eastern Europe to Vienna Insurance Group.

▪   Aegon completes a share buyback program that aims to return EUR 200 million of surplus cash capital to shareholders.

▪   Aegon expands its 2025 climate targets to strengthen its commitment to net-zero emissions by 2050 and will reduce the carbon intensity of its directly held real estate investments by 25% by 2025.

▪   Aegon strengthens its asset management capabilities by acquiring NIBC’s European collateralized loan obligation (CLO) activities.

▪   Aegon’s Capital Markets Day in London unveils the next chapter in the company’s strategy to create leading businesses in investment, protection, and retirement solutions. Transamerica is to accelerate its growth and build America’s leading middle market life insurance and retirement company.

 4  |  Annual Report on Form 20-F 2023

● About Aegon Q3 Aegon completes the combination of its Dutch pension, life and non-life insurance, banking, and mortgage origination activities with a.s.r. and begins its asset management partnership with a.s.r. ● Aegon announces a EUR 1.5 billion share buyback program, following the completion of the transaction with a.s.r. ● Aegon Asset Management and La Banque Postale extend their partnership to 2035 via their joint venture, La Banque Postale Asset Management (LBP AM), and complete the acquisition of La Financière de l’Échiquier, a French asset manager. ● Aegon announces the sale of its 56% stake in its joint venture in India, Aegon Life Insurance Company, to Bandhan Financial Holdings Limited. ● Aegon increases its economic interest in its Brazilian joint venture, Mongeral Aegon Group, to 59.2%. ● Aegon UK extends its partnership with Nationwide Building Society (NBS) to support its strategy to be the leading digital platform provider in the workplace and retail markets. ● Aegon completes its re-domiciliation to Bermuda, as a result the company became a Bermuda entity: Aegon Ltd. ● Aegon UK is accepted as a signatory to the Financial Reporting Council’s UK Stewardship Code. Q4 ● Aegon’s group supervision transfers to the Bermuda Monetary Authority (BMA). ● Aegon announces its intention to move its headquarters to the World Trade Center office complex at Schiphol Airport, which aligns with Aegon’s identity as an internationally operating financial services company. ● Aegon celebrates 40 years listed on Euronext Amsterdam with gong ceremony at Euronext. ● a.s.r. and Aegon combine art collections to form Stichting Kunst & Historisch Bezit a.s.r. & Aegon. Annual Report on Form 20-F 2023 | 5

About Aegon Governance and risk management Financial information Sustainability information Lard Friese CEO Aegon Ltd. Positioned to build market leaders In 2023, Aegon completed significant steps in its transformation to create leading businesses in investment, protection, and retirement solutions. We also revealed our plans to accelerate the execution of our strategy as we entered a new chapter in our transformation. 6 | Annual Report on Form 20-F 2023

About Aegon

Aegon took major steps in its transformation in 2023. How do you look back on the year?

It was a historic year for Aegon. While we made progress in several areas, three events stand out to me as major milestones.

First, we closed the transaction to combine our Dutch pension, life and non-life insurance, banking, and mortgage origination activities with a.s.r. In doing so, we created a leading Dutch insurance company, in which we now own an almost 30% strategic shareholding. As part of that transaction, we also began a long-term asset management partnership with a.s.r., further strengthening the leading position of Aegon Asset Management in Alternative Fixed Income and Retirement Investment Solutions in the Netherlands.

In September, we took the historic step of redomiciling our legal seat to Bermuda, while maintaining our headquarters in the Netherlands and remaining a Dutch tax resident. Following the transaction with a.s.r., Aegon no longer had a regulated insurance entity in the Netherlands. This meant that we needed a new group supervisor. Following discussions in our college of supervisors, one of the existing members, the Bermuda Monetary Authority, informed Aegon that it would assume this role if the company moved its legal domicile to Bermuda.

Finally, we held our Capital Markets Day in London, where we presented our strategy for Transamerica to focus on the American middle market, and outlined our plans and financial targets for the next three years as we work toward our ambition to create leading businesses in investment, protection, and retirement solutions.

In another volatile year, how did Aegon navigate the changing market landscape for its stakeholders?

2023 was marked by widespread volatility across the global economy. We saw continued high inflation and rising interest rates, coupled with increased geopolitical instability, from the continued Russian war of aggression against Ukraine to the global energy crisis, and the war between Israel and Hamas.

These events had a direct impact on our stakeholders. Around the world, ordinary households felt the effects of rising living costs and increased financial uncertainty. Moreover, they took place against the backdrop of a society that is living longer and, at the same time, becoming more attuned to challenges such as climate change and inequality.

In this climate of heightened uncertainty, Aegon has continued to do what it does best. This includes navigating the uncertain financial landscape to deliver robust returns for our investors, and also taking steps to help all our stakeholders – whether they are our customers, employees, or local communities – live their best lives.

Reflecting on our financial performance, I’m extremely proud of what we achieved in 2023.

Throughout a year characterized in many places by geopolitical upheaval and economic uncertainty, we maintained a solid commercial momentum, driven by strong performances in our US business, Transamerica, our UK workplace business, and our joint ventures in Brazil and China.

We exceeded our guidance on operating capital generation (OCG) for 2023, with a final result of EUR 1,280 million; our business units remained well capitalized; and we maintained a strong holding company cash position. Our free cash flow amounted to EUR 715 million for the year, enabling us to exceed our guidance for 2023.

2023 also saw us report for the first time under the new IFRS 17 standard. Our operating result for the year was EUR 1,498 million, down from EUR 1,802 million in 2022. This reflected one-time benefits in the previous year, as well as the impact of management actions, such as those announced at our 2023 Capital Markets Day. OCG continues to be the primary lens by which we evaluate our business performance and steer the company.

At the same time, we continued to offer our shareholders attractive capital distributions. As of December 31, 2023, we had completed 54% of our current EUR 1.5 billion share buyback program, and we have proposed a final dividend of 16 cents per share. On this basis, the total dividend paid for the full year 2023 will be 30 cents per share, in line with our target.

What does the next chapter in Aegon’s transformation entail?

A key strategic focus is to ensure that our largest business, Transamerica, reaches its full potential. We are accelerating the company’s growth to build America’s leading middle-market life insurance and retirement company. To achieve this, Transamerica will continue to develop World Financial Group (WFG), its affiliated insurance agency of approximately 74,000 independent agents. We will also invest in Transamerica’s product manufacturing capabilities and operating model to provide a better customer experience and increase sales.

Annual Report on Form 20-F 2023 | 7

About Aegon Governance and risk management Financial information Sustainability information

In addition, we will strengthen Aegon’s UK and our global asset management business and support them in their journeys to build leadership positions. We will also continue to invest in the growth of our various insurance and asset management partnerships.

I am proud that, throughout this period of significant change, we continued to deliver on our purpose of Helping people live their best lives. Key to this has been strengthening the support we provide to our customers, including with the expansion of our product portfolio offered by our US business, Transamerica, as well as a new customer-facing system introduced by Aegon UK.

What other achievements stand out for you?

At the same time, we maintained our solid commercial performance throughout 2023, particularly in our US business, Transamerica. I should add that our good commercial performance, and our solid and consistent capital generation, allowed us to deliver the strong capital return to our shareholders.

This performance, together with the important steps we took in 2023, has given us a solid foundation to continue with the next chapter of our transformation. I would like to thank my colleagues for all of their hard work and dedication which enabled us to achieve so much during these eventful 12 months.

How do the steps Aegon is taking align with the company’s sustainability ambitions?

At Aegon, we believe that sustainability is key to creating a fair and healthy society and getting the best long term results for our customers - enabling them to live their best lives. In 2023, we continued to make progress with our net-zero commitments and our broader sustainability plans. In June, we announced an additional climate goal to reduce the carbon intensity of our directly held real estate investments. We are also taking steps to improve our own climate impact by addressing our operational footprint. And, alongside our range of products offering competitive investment returns, we also increasingly offer responsible investment options for clients wishing to incorporate sustainability into their investment strategy.

Meanwhile, inclusion and diversity (I&D) continues to be an important focus for the company and its stakeholders. It is also an area where we can make an overall positive difference, both as an employer and as a partner in our local communities.

In 2023, Aegon donated more than EUR 7.5 million to community projects to promote financial and social inclusion. In the same spirit, thousands of our colleagues gave their time to good causes in their local communities as part of Aegon’s inaugural company-wide Force for Good Day in May.

I also believe that, as a major financial services company, Aegon has a wider responsibility to help those in need around the world whenever and wherever we can. With this in mind, we donated to relief efforts following the earthquake in Turkey and Syria, and the devastating wildfire in Maui, Hawaii.

What does 2024 hold for Aegon?

2023 was an important year in which we took great steps forward together as a company, but there will be more to come in 2024. I am confident that Aegon now has a robust corporate structure that will enable us to build market-leading businesses. We also have the financial flexibility to invest where we see opportunities for growth. Together with the talent we have across all our businesses, this means that we can remain fully focused on delivering value to all our customers, shareholders, and other stakeholders during 2024.

 8  |  Annual Report on Form 20-F 2023

Our strategy How we execute our purpose and vision At Aegon, we are taking steps to strengthen our business in the face of our changing business environment and the evolving needs and expectations of our stakeholders. We aim to give people the confidence and flexibility to live their best lives and contribute to a better world. As we work to realize our vision to create leading businesses in investment, protection, and retirement solutions, our strategy also considers the opportunities and challenges our stakeholders face in today’s evolving financial services landscape. Annual Report on Form 20-F 2023 | 9

About Aegon Governance and risk management Financial information Sustainability information

Guided by our purpose

Our purpose of Helping people live their best lives guides how we engage with both our customers and our wider stakeholder community. We aim to maximize value for all stakeholders by enabling them to seize the opportunities presented by a changing demographic landscape, and to join us in shaping a healthy, equitable world. This approach provides the foundation for Aegon’s vision and strategy, as well as all subsequent business planning and decision-making.

Our solutions for investment, protection, and retirement are designed to help our customers make the most of a longer, multi-stage life and make the right choices for their future. For our workforce, we aim to foster a purpose-led, inclusive culture that leads to rewarding and fulfilling career opportunities. With our suppliers and business partners, we seek to cultivate strong, respectful relationships that enable them to support our customers. For our investors, we focus our efforts on generating predictable, competitive returns. In addition to addressing the needs and expectations of our immediate stakeholders, we seek to have a positive impact on the world around us through our integrated sustainability approach. This includes our long-standing focus on responsible investing, our net-zero commitment, and our focus on fostering a fair and inclusive company.

Building on our strengths

One of our most important resources at Aegon is the deep knowledge and expertise of our global workforce. Across all our businesses and partnerships, we have a clearly defined workforce strategy and culture that aims to attract, preserve, and develop the talent we have within our company. We leverage business synergies across our company and our different markets; for example, through the strong links between businesses that we want to grow and our global asset manager. Similarly, the asset management teams strive to deliver strong investment returns, to support the sound and effective management of the large back books associated with our businesses in run-off.

Aegon supports this strategy at the holding company level by outlining strategy, allocating capital, defining risk appetite, setting targets, and driving strategy implementation. We also take a centralized approach to determining functional mandates, setting policies and frameworks, and providing shareholder services. In tandem with this, Aegon’s businesses develop local strategies and operating plans within the company’s strategic framework and ensure their implementation.

Clear strategic focus, executed through our businesses and partnerships

Since 2020, Aegon has been taking structured steps to become a more focused company with an improved operational performance, a stronger balance sheet, and an enhanced risk profile. The 2023 completion of the combination with a.s.r. concluded the first chapter

Investment proposition

of Aegon’s transformation journey, enabling us to accelerate the execution of our strategy.

In the Americas, Transamerica, the largest of Aegon’s businesses, is a leading provider of life insurance, retirement, and investment solutions, serving millions of customers with a strong track record of making financial services available to a broad range of customers. We aim to build on this inclusive approach to accelerate Transamerica’s growth and build America’s leading middle-market life insurance and retirement company. Representing approximately 68 million middle-income households, this rapidly growing market is the largest in the US, but it remains relatively underserved by the financial services industry. Transamerica is well positioned to seize the opportunities in this market through its Individual Solutions and Workplace Solutions business lines. Within these business lines, we distinguish between Strategic and Financial Assets. The capital allocation approach centers on the reallocation of capital from Financial Assets to Strategic Assets.

Strategic Assets are businesses with a greater potential for an attractive return on capital, and where Aegon is well positioned for growth. We invest in profitable growth by expanding our customer base with a focus on providing middle-income retail customers with selected life insurance and investment products based on two strategic focus areas. First, Transamerica will invest further in World Financial Group (WFG), its affiliated insurance distribution network of approximately 74,000 independent agents, with plans to grow the number of WFG agents to 110,000 by 2027 while at the same time improving agent productivity. In addition, Transamerica will invest in its product manufacturing capabilities and operating model to position its individual life insurance business for further growth, with distribution through both WFG and third parties.

 10  |  Annual Report on Form 20-F 2023

Our strategy

In Transamerica’s Workplace Solutions division, we aim to increase earnings on in-force from the retirement business to between USD 275 million and USD 300 million by 2027. The retirement business provides recordkeeping, administration and investment services for defined contribution, defined benefit and non-qualified plans, and advice to plan participants and retirement investors. It focuses on mid-market participants and the pooled plan solutions market in the US. Transamerica is also growing its offering of ancillary products and services to plans, participants and retirement investors.

The US Financial Assets are blocks of business that are capital-intensive with relatively low returns on the capital employed. New sales for these blocks are limited and focused on products with higher returns and a moderate risk profile. We aim to maximize the value of these businesses through disciplined risk management and capital management actions. These businesses include Fixed and Variable Annuities with interest rate sensitive riders, and a stand-alone long-term care insurance portfolio. Since mid-2023, the legacy Universal Life portfolio and Single Premium Group Annuities (SPGA) have been added as Financial Assets.

In the United Kingdom, Aegon focuses on providing pension, savings and investment solutions for over 4 million customers, working with financial advisers and employers. Aegon UK is the UK’s largest investment platform, providing workplace pension schemes to over 9,000 employers. In the UK, we aim to sharpen our competitive edge by improving the digital experience for customers, advisers, and employers. In August, Aegon announced an extension of its strategic partnership with Nationwide Building Society (NBS), under which NBS’ financial planning teams will move to Aegon UK. In addition, Aegon UK will continue to provide the platform on which NBS members manage their investments.

Our global asset manager, Aegon Asset Management (Aegon AM) is also an important contributor to our strategy, and we aim to drive its growth and improve profitability. We are implementing a new global technology platform to reduce costs and make Aegon AM more client-focused and scalable. Leveraging our global brand and a global operating platform, Aegon AM operates through Aegon’s local subsidiaries and partnerships, as well as independently in Germany and Hungary. In China, Aegon AM owns 49% of Aegon-Industrial Fund Management Company, an asset manager offering mutual funds, segregated accounts, and advisory services. In France, Aegon AM owns 25% of La Banque Postal Asset Management (LBP AM). In July 2023, Aegon AM and La Banque Postale announced an extension of their asset management joint venture in LBP AM through 2035. Aegon AM participated in LBP AM’s capital raising to support the acquisition of La Financière de l’Échiquier, which will consolidate LBP AM’s market position. Furthermore, the completion of the transaction with a.s.r. marks the beginning of the related asset management partnership with a.s.r. The partnership will strengthen Aegon AM’s position as a provider of distinct capabilities in retirement-related investment solutions, alternative fixed income investments, and responsible investing.

Aegon will also continue to expand its strong partnership businesses by making the most of their scale and untapped potential. In Spain & Portugal, we will continue to grow the business through our long-standing bancassurance partnership with Banco Santander. We will also invest further in China and Brazil, where we aim to generate growing volumes and earnings, including by expanding distribution. Aegon announced in Q3 that it increased its economic stake in the local joint venture in Brazil to 59.2% to underline its commitment to this market.

In the Netherlands, Aegon completed the transaction to combine its Dutch pension, life and non-life insurance, banking, and mortgage origination activities with a.s.r. in July 2023. As part of the transaction, Aegon received EUR 2.2 billion in cash proceeds and a 29.99% stake in a.s.r. Aegon outlined the framework for its almost 30% shareholding at its June 2023 Capital Markets Day. In principle, Aegon will hold the stake until the a.s.r. share price reflects the intrinsic value, unless value-creating opportunities present themselves.

Transamerica Life (Bermuda), Aegon’s provider of life insurance products and services to affluent and high-net-worth individuals predominantly in Asia and beyond, is managed as a Financial Asset to maximize value and free up excess capital. Its universal life portfolio was internally reinsured to Transamerica in 2022.

A clear model for achieving our vision

We aim to create a resilient, future-fit business: a well-managed and well-respected company that delivers value for its stakeholders, including attractive capital returns to shareholders. While our strategy directly supports this vision, our ambition goes beyond operational or financial performance, as we also aim to have a positive impact on society and the environment.

Achieving this overall vision will involve building on our existing strengths; first and foremost, our proven ability to operate trusted brands and leading retirement platforms in our chosen markets. Aegon provides advanced retirement and asset management solutions, and life insurance and protection products. We deliver these by leveraging our strong foundations in large established markets, as well as in under-penetrated, growing markets.

With this approach, Aegon is well placed to benefit from favorable structural trends and create leading businesses

Annual Report on Form 20-F 2023 | 11

About Aegon Governance and risk management Financial information Sustainability information in locations where demographic realities require customers to save more. In all our businesses, our customers are the starting point for the development of our financial solutions, and we proactively assess their needs and develop products and services to suit. We then estimate and price the risk to us as a provider. After branding, our products and services are distributed through intermediaries, which include brokers, banks, and financial advisers, or marketed directly to customers.

In exchange for Aegon’s products and services, our customers pay fees or premiums to our businesses, or make deposits on certain pension, savings, and investment products. We earn returns for our customers by investing these premiums and paying out claims and benefits to address the promises and guarantees associated with our insurance products. For non-insurance products such as retirement plans or saving deposits, customers make withdrawals based on pre-agreed terms and conditions. We use the remaining funds to cover our expenses, support new investments, and return profits to our shareholders.

Aegon’s 23.9-million-strong customer base provides a robust foundation from which to expand and develop the business. As a diversified international company, we have the reach to deliver our propositions to a broad range of customers, who will increasingly benefit from more sophisticated and tailored digital services and advice. Our global, integrated asset management business is also an important driver of our continued success, enabling us to grow our share of the overall Assets under Administration over time.

Value-creating capital allocation

Aegon operates a focused business portfolio to deliver success for the company and its stakeholders on the way to realizing its vision. Through our fully owned businesses and partnerships, we strive to be seen as a leader that offers contemporary propositions and outstanding, digitally enabled customer service.

In the US, Aegon’s capital allocation approach centers on reallocating capital from Financial Assets to Strategic Assets. Since the 2020 Aegon Capital Markets Day, USD 1.5 billion has been released from Financial Assets, and we will continue to reduce our exposure to Financial Assets and improve the quantity and quality of our capital generation in the coming years. Additional management actions aim to release another USD 1.2 billion of capital through 2027. The financial flexibility this creates will be prioritized to further reduce exposure to Financial Assets to support additional investment in Strategic Assets.

In April 2023, Aegon UK announced the sale of its UK individual protection book to Royal London. Aegon UK initially reinsured the portfolio to Royal London, and will ultimately transfer legal ownership to Royal London through a Part VII transfer in 2024, subject to court approval. This supported the strategy to focus on its core Workplace and Retail platform activities in the United Kingdom, as part of Aegon’s ambition to create leading businesses.

In addition, as part of the strategy announced at the Capital Markets Day in December 2020, Aegon has exited various small and niche markets in order to focus on those markets where Aegon is well positioned to create value. This includes the sale of the company’s businesses in Central & Eastern Europe to Vienna Insurance Group AG, which took place over several stages and was completed in June 2023. In addition, Aegon announced in July, the sale of its 56% stake in its business in India to Bandhan Financial Holdings Limited. The transaction was completed on February 23, 2024.

Strong balance sheet

Maintaining a strong balance sheet is a prerequisite for Aegon to achieve its overall vision. It allows us to build leading, advantaged businesses that can actively contribute to a healthier, more equitable society, and create value for our customers and wider stakeholder base in line with our purpose.

Moreover, we maintain a strong balance sheet in order to focus time and energy on increasing the return on capital and the return of capital to shareholders. We have a clear capital management policy in place that informs our capital deployment decisions, which is driven by the Cash Capital at Holding and is supported by reliable remittances from the units. Aegon has a strong and resilient balance sheet with an enhanced risk profile.

Transamerica continues to take in-force management actions on Financial Assets, which aim to release the additional USD 1.2 billion of capital before year-end 2027. The legacy Universal Life Financial Asset portfolio includes a book of Secondary Guarantee Universal Life (SGUL) policies. In July 2023, Transamerica agreed to reinsure USD 1.4 billion of statutory reserves of the SGUL portfolio to Wilton Re. The transaction reduced the business’ exposure to mortality risk while covering approximately 14,000 policies and 12% of the total reserves backing this product line. The transaction generated approximately USD 240 million of capital, of which USD 50 million is from reduced capital requirements. Transamerica is using this capital to support its ongoing management action of buying back up to 40% of the face value of universal life policies that are owned by institutional investors. Together with the previous reinsurance transaction undertaken at the end of 2021, a total of 30% of the net amount at risk and 25% of the statutory reserves backing the SGUL portfolio have now been reinsured.

 12  |  Annual Report on Form 20-F 2023

Our strategy

For its Long-Term Care Insurance portfolio, Transamerica has removed the remaining morbidity-improvement assumption and increased the inflation assumption to align with market best practices. Associated with these assumption changes, Transamerica has set up a new rate-increase program seeking approvals for additional actuarially justified-premium rate increases with a combined value of USD 700 million. In the variable annuity portfolio, the dynamic hedging program continued to perform well in 2023, with a hedge effectiveness ratio of 99% and with the volatility of the capital position partly offset by a voluntary reserve. The reserve better aligns the recognition of fees on the variable annuities base contract with the time at which they are earned.

The execution of Transamerica’s strategic plan has the ambition to result in an increase in the capital generation from the in-force Strategic Asset portfolio. Transamerica plans to reinvest part of its earnings on in-force from Strategic Assets in profitable new business opportunities to secure long-term growth. This is anticipated to result in a gradual increase in operating capital generation from Strategic Assets to fund growing remittances to the holding company. Transamerica is targeting mid-single-digit growth in its remittances over the medium term, from a level of USD 550 million in 2023. This should contribute significantly to Aegon’s free cash flow.

Growing capital distributions

Aegon’s dividends aim to grow in line with its sustainable free cash flows. Any capital deployment decisions will consider our deleveraging target, as well as planned management actions to improve and de-risk the company.

We remain disciplined in our management of capital, and any surplus cash flow not used for value-added growth opportunities will be returned to shareholders over time, as demonstrated by the share buyback programs executed in 2023. In January 2023, Aegon repurchased common shares for an amount of EUR 42.5 million in relation to obligations resulting from share-based compensation plans. Furthermore, the company returned surplus cash capital to its shareholders through a EUR 200 million share buyback executed in the first half of 2023. Following the transaction with a.s.r., Aegon also initiated a EUR 1.5 billion share buyback program to offset the dilutive effect of the transaction on free cash flow per share. The program commenced in July 2023 and 54% of the share buyback program had been completed at the end of 2023. In addition, Aegon intends to reduce its gross financial leverage by up to EUR 700 million.

Aegon’s re-domiciliation to Bermuda

Following the transaction with a.s.r., Aegon no longer has a regulated insurance business in the Netherlands. This has resulted in a significant shift in our geographic footprint, with more than 99% of the company’s business activities now taking place outside the European Union[1] and therefore not subject to the EU Solvency II regime.

Following consultation with the members of the College of Supervisors, the Bermudian financial services regulator, the Bermuda Monetary Authority (BMA), informed Aegon that it would become the company’s group supervisor if Aegon’s legal domicile were transferred to Bermuda. Bermuda’s highly regarded regulatory regime has been granted equivalence status by both the European Union and the United Kingdom, and it has been designated as a qualified and reciprocal jurisdiction by the National Association of Insurance Commissioners in the United States. We have agreed transitional arrangements with the BMA to provide shareholders with the necessary stability in our capital management framework. For more information on the transitional arrangements, we refer to “Regulation and supervision” on page 91.

In September, we moved our legal seat to Bermuda, which required converting our legal form from a Dutch N.V. into a Bermuda Ltd. As a result, our governance approach became subject to Bermuda law. We have ensured that the interests of Aegon and all its stakeholders continue to be taken into account and that Aegon applies recognized international governance standards while preserving the most material governance principles while also recognizing the change in our business perimeter. The new governance structure includes the move to a single- tier Board with Non-Executive Board members and the CEO as an Executive member. Further details about our governance arrangements can be found on our website.

The transfer of Aegon’s legal seat to Bermuda also allows us to maintain our headquarters in the Netherlands and remain a Dutch tax resident. We have also maintained our listings on Euronext Amsterdam and the New York Stock Exchange (NYSE).

[1]	Based on total investments on balance sheet on December 31, 2023.

Annual Report on Form 20-F 2023 | 13

About Aegon Governance and risk management Financial information Sustainability information Sustainability Sustainability is a central element of our strategy and value creation approach. At Aegon, we believe that people can only live their best lives and seize the opportunities of a longer life in a healthy, livable, and equitable world. Our commitment to sustainability – and how we deliver on it – is shaped by our unique position at the center of the financial services value chain. As an investor and provider of financial products and services, we have a responsibility to address environmental and societal issues that affect a broad range of stakeholders and will shape our future society and future performance. 14 | Annual Report on Form 20-F 2023

Sustainability

Enriching and embedding our sustainability approach

Aegon has a dedicated sustainability approach that is integral to its strategy and takes into account the expectations, knowledge, and perspectives of our stakeholders.

Our approach is underpinned by our sustainability commitments, which include the UN Global Compact (UNGC), the UN Principles for Sustainable Insurance (PSI), and the Principles for Responsible Investment (PRI). The full list of our commitments can be found on our website.

In 2023, we also took steps to further integrate sustainability into our strategy and operations. We see our employees as the starting point for driving our sustainability agenda, and developing their understanding of key sustainability issues is a prerequisite for achieving our goals and preparing for future regulations, risks, and opportunities. In addition, Aegon’s investors increasingly expect the company’s leaders to be educated on sustainability issues and to demonstrate sustainability literacy. In 2023, we made progress towards these goals with the launch of our Sustainability Academy (see text box on the right).

Our sustainability commitments have remained unaltered following the combination of Aegon the Netherlands with a.s.r. and the redomiciliation to Bermuda. Across our business, we remain committed to our net-zero commitments and our inclusion and diversity strategy.

Addressing our priority themes

Climate change and inclusion and diversity (I&D) have been identified by our stakeholders as priority themes where we can have the most significant impact as an organization. These two themes were confirmed by Aegon’s 2023 double materiality assessment (DMA) exercise, which is required under the EU Corporate Sustainability Reporting Directive (CSRD).

Climate change

As an international financial services group, Aegon is well positioned to support society’s transition to a climate-resilient economy and a net-zero world. We have an opportunity to finance the energy transition and climate resilience through our own investments and our responsible investment framework. We also have a responsibility to manage our investments to address potential climate-related risks to our portfolio. As these risks can affect the value of our business, we continue to respond to customer demand by broadening our product portfolio to offer customers a choice of products that can help accelerate the path to net-zero and have climate resilience built in. For example, the Commercial Property Assessed Clean Energy (C-PACE) asset-backed securities, address the need to engage ordinary households and individuals in the transition to a more climate-conscious society.

Launching our Sustainability Academy

At the end of 2023, Aegon launched its Sustainability Academy, a company-wide initiative to bridge the gap between employees’ current awareness of sustainability and the degree of understanding required to fully support the company’s purpose and sustainability ambitions. This global initiative also supports our talent attraction and retention objectives by promoting Aegon as a responsible employer.

The Sustainability Academy provides Aegon employees worldwide with a wide range of learning and development resources focused on sustainability, including webinars and e-learning courses The curriculum focuses on Aegon’s priority themes of climate change, and inclusion and diversity.

The Academy also includes dedicated training modules for Aegon’s senior leaders, offered as part of the Best Life Leadership program. The Sustainability Leadership module aims to engage Aegon’s top 300 leaders in developing their understanding of relevant sustainability issues, managing sustainability-related risks, and capitalizing ethically on the value creation opportunities stemming from being a more sustainable company. A further module addresses the results of our international I&D survey and fosters skills for our senior population on leading through intergenerational difference with a leading London Business School academic and the Dutch United Nations Generation Z representative, preparing Aegon for the workforce of the future.

We are also taking steps to improve our own climate impact by addressing our operational footprint. The specific approaches Aegon has adopted to meet its climate change commitments are discussed on the next page.

In today’s shifting sustainability landscape, we also recognize that our stakeholders hold a broad spectrum of views on the topic of climate change. While Aegon aligns with the scientific consensus on climate change and is actively working to address this critical issue, we continue to respond to customer demand and offer our customers a choice between sustainability-related products and alternatives.

Annual Report on Form 20-F 2023 | 15

About Aegon Governance and risk management Financial information Sustainability information

Our net-zero commitments

Aegon has made a company-wide commitment to transition its general account investment portfolio to net-zero greenhouse gas (GHG) emissions by 2050. Relatedly as further evidence of its corporate commitment, Aegon Ltd. is a signatory of the Net-Zero Asset Owner Alliance (NZAOA).

To drive progress toward our 2050 commitment, we have set intermediate targets. See box out on the right for more information. Additionally, in 2023, we set a new target for our direct real estate investments, whereby Aegon commits to reduce the scope 1 and 2* carbon intensity of its direct real estate investments by 25% by 2025, compared to a 2019 baseline. In 2023, our WACI result was 338 metric tons CO2e/EURm revenue, a 37% reduction against the 2019 baseline. Against our real estate investment target we achieved a 46% reduction in the carbon intensity of directly held real estate investments against the 2019 baseline. Both of these results are ahead of our 2025 targets.

Further to our company-wide net-zero commitment, our UK business has committed to achieving net-zero financed emissions from its pension funds by 2050.

Climate risk analysis

Undertaking regular climate risk analysis is a further element of our climate-mitigation approach. Aegon continues to work with Ortec Finance to conduct an extensive and systematic climate risk assessment for its General and Separate Account assets in all business units. The analysis investigated different climate pathways (orderly and disorderly transitions, failed transitions) to explore potential future climate policies, interventions, and consequences of society’s failure to mitigate climate change. Scenario projections demonstrate resilience of the General Account portfolio to systemic climate risk drivers over a 40-year horizon. This is largely attributable to the high allocation of fixed income assets, limiting the cumulative climate-related impact on returns. Nevertheless, there is considerable uncertainty inherent in long range climate risk projections and monitoring developments in climate science, policy, technology, regulation, and consumer sentiment will remain critical for understanding and adapting to the future.

Operational footprint

Aegon does not maintain energy-or resource-intensive processes as part of its direct business operations. Our operational carbon footprint is small relative to the scope of our investment activities. Nevertheless, we have set firm targets to reduce the carbon footprint of our operations, which is primarily related to greenhouse gas emissions from the natural gas and electricity used by our offices.

Aegon’s 2025 climate change commitments

▪   Reduce the weighted average carbon intensity (WACI) of our corporate fixed income and listed equity general account assets by 25% by 2025.

▪   Invest USD 2.5 billion in activities to help mitigate climate change or adapt to the associated impacts by 2025.

▪   Engage with at least the top 20 corporate carbon emitters in our portfolio by 2025.

▪   Reduce the scope 1 and 2 carbon intensity of our directly held real estate investments by 25% by 2025.

▪   25% reduction in absolute operational carbon emissions (scope 1 and 2) by 2025 against the 2019 baseline.

The first phase of our targets covers the period up to December 31, 2024. The second phase of Aegon’s near-term emissions reduction plan will cover the period from 2025 to 2030, and the corresponding targets will be finalized in 2024.

By the end of 2023, Aegon had achieved a 68% reduction in its operational carbon footprint compared to the 2019 baseline, well ahead of the target of a 25% reduction by 2025.

The impact of less operational properties together with changing work patterns has had a significant impact in reducing our overall facilities footprint. We will continue to monitor the impact of hybrid working on our carbon footprint.

Inclusion and Diversity

At Aegon, our vision for inclusion and diversity (I&D) underpins our purpose and strategic goals. Our promise to help people live their best lives extends to the many, not the few, and we work hard to further foster equal treatment and opportunity for all stakeholders. This includes our existing employees and customers, as well as job seekers, and future customers who may have traditionally been underserved in financial services.

Driving financial inclusion

World Financial Group (WFG) is an insurance agency with a distribution network of more than 74,000 independent agents, a subsidiary of Transamerica and part of the Aegon group of companies.

*	Scope 1 covers direct emissions from owned or controlled sources while scope 2 covers indirect emissions from the purchase and use of electricity, steam, heating, and cooling.

 16  |  Annual Report on Form 20-F 2023

Sustainability

WFG has been bridging the gap between lower-income households and financial inclusion for over 20 years by offering access to affordable product choices, financial education, and the ability to create a financial strategy. WFG fulfills Aegon’s purpose of Helping people live their best lives every day through helping countless people from all social and economic backgrounds.

WFG, since its founding, has worked to promote and enable financial literacy in underserved communities while providing unique opportunities to individuals across North America. Because of the inclusive approach, people from all social classes gain financial understanding and learn ways to create a better future for themselves and their families. WFG focuses on outcomes for their clients and agents, such as financial resilience, economic growth, and long-term financial protection.

Building an inclusive and diverse work environment

At Aegon, we are working to build an inclusive and diverse culture that encompasses all aspects of the employee experience, starting with talent attraction. Our approach includes fostering equal treatment for everyone and providing career opportunities to all our employees.

In 2023, Aegon launched its first international I&D Survey. The survey, with relevant observations for the entire company, provides useful data and insights for developing our I&D strategy at a company and business-unit level. And the outcomes will help to capture I&D data directly through the Workday platform, which will be analyzed as part of the Global Employee Survey. The I&D Survey includes questions about the demographic profile of respondents and their experiences in the company. The survey received an overall response rate of 82% and generated approximately 2,000 comments from employees. Key findings from the survey are presented in the box out on page 30.

Our learnings from this and future I&D surveys will be critical in strengthening our I&D approach over the coming years. In the United Kingdom, for example, Aegon is using data and insights from the survey and other sources to develop a more inclusive talent attraction strategy and to evaluate the success of recruitment campaigns against our purpose and I&D objectives.

Aegon’s leaders play an important role in shaping an open and inclusive culture. In 2023, we launched a new internal podcast series, “Tell Your Story”. The series includes audio specials in which Aegon’s senior leaders share their personal insights on inclusion and diversity, where their passion for I&D comes from, and how they promote inclusion through their work. Podcast contributors have included Matt Rider, Chief Financial Officer, and Elisabetta Caldera, Chief Human Resources Officer.

Another key I&D initiative at Aegon is the Race and Cultural Diversity (R&CD) Community, which aims to help create an inclusive environment where colleagues understand diversity and the benefits it brings. Linked to the concept of “allyship” – taking opportunities to support colleagues who don’t necessarily feel included – the R&CD aims to create a network of I&D allies across Aegon. Supported by members of the Executive Committee and Aegon’s leadership team, the community organizes regular online speaker events and Q&As with special guests, as well as “culture cafes” (quarterly events with information on cultural and religious festivals such as Diwali, Carnival, and Ramadan). The R&CD community holds twice-yearly townhall sessions to help colleagues become better allies. Allies also provide feedback on what they would like to see at future R&CD events.

In recent years, Aegon has paid increasing attention to the gender imbalances that persist in the financial services industry, a traditionally male dominated industry. In 2023, we remained committed to meeting the standards and requirements for gender diversity requirements of our respective markets. Headquartered in the Netherlands, Aegon continues to comply with the Gender Diversity at the Top Act. Introduced in 2022, the Act requires Aegon entities incorporated in the Netherlands to have gender-balanced representation on their corporate boards, a requirement that the company met in 2023.

In the US, our Transamerica business continues to be recognized for its stance on gender equality and other aspects of I&D. In 2023, Transamerica was listed as one of the top 75 US-based companies for women in leadership by Seramount, a professional services and research firm focused on diversity, equity, and inclusion (DEI). Seramount recognized Transamerica as a company that champions the advancement of women in the workplace, including succession planning, profit-and-loss roles, gender pay parity, support programs, and flexibility programs. In addition, 2023 saw the Human Rights Campaign award Transamerica a score of 100% on their 2023 Corporate Equality Index (CEI), thereby recognizing the business as a “Best Place to Work for LGBTQ Equality” for the sixth year in a row.

Transamerica’s I&D approach is further enriched by the World Financial Group (WFG) distribution network, which is focusing increasingly on representing the diverse communities it serves. WFG’s licensed independent agents represent more than 75 different spoken languages. In addition, more than 50% of the agent population is female and 65% identify as members of traditionally underrepresented racial/ethnic groups.

Driving our sustainability approach

At Aegon, we use two main mechanisms to drive our sustainability approach, namely responsible investment and offering alternative products with sustainability embedded.

Annual Report on Form 20-F 2023 | 17

About Aegon Governance and risk management Financial information Sustainability information

Responsible investment

Reducing the carbon intensity of our investments is the single biggest contribution that we can make to the climate transition as a business. Our responsible investment approach includes our commitment to move our general account investment portfolio to net-zero greenhouse gas emissions (see above). At the same time, we seek to provide our clients with choices that support the climate transition through a growing range of products designed to help them align their investment portfolios with net-zero goals.

Moreover, the six Principles for Responsible Investment provide guidance for Aegon’s Responsible Investment Policy. In 2023, the policy was updated and now includes concrete actions on engagement, exclusion, and/or funding criteria in a number of targeted responsible investment focus areas: climate change, human rights, and our tobacco industry exclusions. Aegon’s Responsible Investment Policy will be regularly reviewed to take into account changing industry regulations, best practice, and stakeholder expectations.

In addition, Aegon AM is a member of the Net-Zero Asset Manager Initiative (NZAM), a group of approximately 300 asset managers committed to achieving net-zero greenhouse gas (GHG) emissions by 2050 at the latest.

Responsible investment developments in 2023

The responsible investment landscape continued to evolve in 2023, with a focus on managing financially material climate-related risks in our portfolios and accelerating the low-carbon transition through investment opportunities. During the year, we continued to innovate investment solutions in Aegon AM’s active global investment business.

In its Top Emitter Engagement Program (TEEP), Aegon AM engaged with almost 300 issuers on climate change concerns in 2023. This included 22 companies specifically identified through the Carbon Disclosure Project’s ‘Non-Disclosure Campaign’, which Aegon signed and actively supported. As part of the TEEP we also identified the top 20 corporate carbon emitters in General Account portfolios and targeted them for engagement with the objective of obtaining commitments to set science-based net-zero targets. By the end of 2023 we had engaged with 19 of those companies, well on track to achieve our 2025 target.

Another issue of growing concern to the investment community is the loss of biodiversity and other nature-related impacts, and their linkage to climate change. In 2023, Aegon UK and Aegon AM joined the Nature Action 100, a global initiative focused on driving greater corporate ambition and action to reverse the loss of nature and biodiversity. Aegon AM considers biodiversity impacts as part of its ESG integration approach. It also considers key negative impacts related to biodiversity, including activities that negatively impact biodiversity-sensitive areas, emissions to water, and hazardous waste, where such data is reliably available.

In 2023, Aegon AM also began the process of reclassifying the Aegon Global Sustainable Sovereign Bond Fund (GSSF) from Article 8 to Article 9 under the Sustainable Finance Disclosure Regulation (SFDR), thereby certifying that the fund has as its objective sustainable investment in line with the UN Sustainable Development Goals (SDGs).

For more information about the role of Aegon AM in Aegon’s responsible investment activities and approach, please refer to the Aegon AM Responsible Investment Framework documents available on the Aegon AM website.

Meanwhile, our US business, Transamerica, continued to make progress on our 2025 commitment to invest USD 2.5 billion in activities that help society mitigate climate change or adapt to its impacts. Approximately USD 1.8 billion has been invested toward this goal and these investments are subject to at least equal screening criteria as our non-goal investments. To learn more about Transamerica’s investment as part of this commitment and their impact on society, see “Sharing value with our stakeholders in 2023” on page 34.

Sustainability in our products

At Aegon, we look for opportunities to integrate sustainability into our product development process and across our product ranges. We seek to offer our customers the choice of sustainable alternatives such as climate transition portfolios aligned with net zero objectives and products focused on investing in sustainable economic activities. To inform and support our product development, we are increasingly conducting customer research on sustainability and ESG investment strategies, including through customer surveys and discussion panels.

In 2023, Aegon expanded its range of sustainability-focused products. In the first quarter of 2023, Aegon AM increased access to sustainability products for its customers, including EUR 100 million of inflows into its Global Short Dated Climate Transition Fund. More broadly, Transamerica continued to integrate ESG considerations into its product offerings, including the launch of several additional ESG sustainable funds in the first quarter of 2023. In December 2023, Aegon AM launched its Global Short Dated High Yield Climate Transition fund.

While offering sustainability-focused solutions is a key component of our product development approach, we remain mindful of the sensitivities surrounding ESG-related financial products and services, ensuring that customers and end-users continue to have access to alternatives.

 18  |  Annual Report on Form 20-F 2023

Creating sustainable value for our stakeholders in 2023

About Aegon Governance and risk management Financial information Sustainability information

Aegon seeks to create long-term value for a wide range of stakeholders, including its customers, employees, business partners, investors, and society at large. In line with our purpose, strategy, and sustainability approach, we see our business as inherently beneficial to society. We believe the value we create as a company is widely shared through our diverse businesses and extensive global workforce. However, we also recognize that certain decisions and actions can also erode value by having a negative effect on our stakeholders or on the environment. Actively identifying and managing potential negative impacts is therefore an integral part of our decision-making, alongside realizing opportunities and positive impacts.

Maturing our double materiality approach

In 2023, Aegon conducted its second double materiality assessment (DMA). Forming part of our broader risk and strategic analysis activities, our DMA is an important tool for identifying and assessing our impacts, risks, and opportunities that have the potential to influence our strategies and practices at the level of the holding company, and across the businesses. The 2023 assessment was also an important step in preparing for the European Union’s CSRD, which will apply to Aegon from the 2024 reporting year. Our process took into account the European Sustainability Reporting Standards (ESRS) methodology[1] adopted by the European Commission in July 2023.

Introducing our DMA topics

The table below lists the material topics identified through the DMA process and how they relate to Aegon’s broader sustainability approach. In each case, we describe where the impact of the material topics falls within Aegon’s value chain and how Aegon can contribute to the UN Sustainable Development Goals by addressing the topic.

In addition, the table highlights the actions that Aegon took in 2023 in relation to these material topics. Since the DMA was concluded at the end of 2023, these topics will be added to our priority themes of climate change and inclusion and diversity and addressed further in 2024. For more information on Aegon’s double materiality methodology, please refer to page 456. Our DMA approach will be reviewed annually in light of stakeholder input and the latest assessed risks, opportunities, and impacts. In 2024, we will also further evolve and mature our DMA process by conducting deeper analyses of our value chain and broadening our stakeholder engagement approach.

 Double Materiality Assessment Topics

Topic		Climate change adaptation & mitigation	Inclusion and diversity	Employee wellbeing	Customer empowerment	Data security and Privacy	Business conduct

	Investments	✓	✓		✓	✓	✓

Impact in the value chain	Insurance	✓	✓		✓	✓	✓
	Operations	✓	✓	✓		✓	✓

	Supply chain	✓	✓			✓	✓

More information on actions		pages 15, 16, 18, 31, 32 & 34	pages 16, 17, 24, 26 - 30, 32 & 35	pages 27-29	pages 24-26	pages 26-27	pages 31, 32, 34 & 35

More information on Impacts, Risks and Opportunities and associated indicators		pages 462 - 464	pages 465 - 466	pages 469 - 471	pages 467 -468	page 472	pages 473 - 475
Link to SDGs	SDG Topic

	SDG Targets	7.2, 7.3, 9.4, 13.1	10.2, 10.4, 5.5	3.4 & 8.5	3.8 & 8.10	16.10	16.6

[1]	The DMA uses standards that differ from, and are generally broader than, the definition of materiality for Aegon’s SEC reporting obligations.

 20  |  Annual Report on Form 20-F 2023

Creating sustainable value for our stakeholders in 2023

Understanding and engaging with our stakeholders

Identifying the issues and topics that matter to our stakeholders is an important starting point to guide our value creation approach.

At Aegon, we engage with our stakeholders to understand their expectations of us. Our discussions with stakeholders take place across various channels, which are organized at a company-wide and business-unit level according to the requirements of our respective stakeholder groups.

The table below highlights the respective expectations of Aegon’s key stakeholders, as well as the different platforms and channels used to engage with these groups. We also look at the key areas of focus for our stakeholder engagement in 2023, and the steps being taken to address the views and feedback that we receive through our engagements.

	Customers	Employees	Partners and suppliers	Investors	Society

Stakeholder expectations and concerns

▪  High-quality products and services that support financial wellbeing

▪  Fairly priced, accessible products

▪  Quality customer service; (digitally enabled) accessibility

▪  Protection of data security and privacy

		▪ Good working conditions ▪ Flexible working; healthy work-life balance ▪ Opportunities for career development ▪ Equal treatment and opportunities for all	▪ Good business conduct ▪ Fair and timely payments	▪ Strong and sustainable capital position ▪ Predictable, competitive financial result ▪ Attractive, sustainable capital distributions to shareholders ▪ Reliable returns to bondholders

▪  Supporting climate transition (through responsible investments)

▪  Commitment to reducing operational and carbon footprint (including net-zero commitment)

▪  Commitments to supporting inclusion and diversity

▪  Supporting worthwhile causes in Aegon’s local communities

How we engage

▪  Customer surveys (led by business units)

▪  Customer panels to test ongoing product development

▪  Omnichannel customer service portals in our respective markets

▪  Customer complaints channels

▪  Public websites

▪  Town halls at company and business-unit level

▪  Conduct quarterly Global Employee Survey with all employees

▪  International I&D Survey

▪  Speak Up program

▪  Employee Resource Groups (ERGs)

▪  Aegon Works Council

▪ Encourage suppliers to join the responsible procurement program ▪ Require adherence with Vendor Code of Conduct

▪  Capital Markets Day for analysts and investors

▪  General Meetings of shareholders (annual and extraordinary)

▪  Regular engagements with institutional investors and equity analysts

▪  Participation at financial market conferences and roadshows

▪  Public communications in the form of press releases, interviews and media engagement

▪ Community Investment program

How Aegon is addressing stakeholders’ needs and expectations

▪  Product innovation (see page 25)

▪  Investing in (digital) customer service channels and platforms (see pages 23 and 24)

▪  Improving accessibility of products and services, including by extending reach to new customer groups (see page 26)

▪  Via our information security and privacy control framework

▪  Addressing employee concerns in town halls and regular staff meeting (see page 29)

▪  Measuring Aegon’s performance on employee engagement (see page 29)

▪  Measuring Aegon’s performance on inclusion and diversity (see page 30)

▪  Setting clear and transparent targets and delivering on these targets

▪  Providing regular updates on financial and strategic performance

▪  Publishing ad-hoc updates on strategic and financial developments as needed

▪ Reducing our operational and investment impact (see page 34) ▪ Driving inclusion and diversity in our communities (see page 35)

Annual Report on Form 20-F 2023 | 21

About Aegon Governance and risk management Financial information Sustainability information How we create value for our stakeholders Our inputs Financial ● Shareholders’ equity: EUR 7.5 billion ● Gross financial leverage: EUR 5.1 billion ● Group Solvency Own Funds: EUR 14.3 billion ● Group Solvency Capital required: EUR 7.4 billion Manufactured ● Our product mix and digital platforms ● Insurance service result: EUR 342 million ● Gross deposits: EUR 169 billion ● Fees and commissions received: EUR 2.2 billion ● New business strain: EUR 798 million ● Revenue-generating investments: EUR 826 billion Intellectual ● Internal processes, systems, and controls ● Knowledge and expertise Human ● Number of employees: 15,658 ● Amount spent on training and development: EUR 5.5 million ● Talent management ● Number of tied agents: 625 Social and relationship ● Number of customers: 23.9 million ● Customer experience programs ● Responsible sourcing and investing philosophy ● Brand equity, purpose, and values ● Relationship with intermediaries, business partners, suppliers, and other key stakeholders (e.g. regulators and NGOs) Natural ● Our commitment to achieving net-zero in 2050 ● Total energy used by company: 40,744 MWh Aegon’s business model Claims and benefits Investments Distribution Solutions development and pricing Tune in Force for good Step up Helping people live their best lives Solutions development and pricing Development of our financial solutions begins with our customers. We assess their needs and develop products and services to suit. We then estimate and price the risk involved for us as a provider. Distribution Our products and services are then branded and marketed, before being distributed via intermediaries that include brokers, banks, and financial advisors. We also sell to our customers directly. Investments In exchange for products and services, customers pay fees or premiums. On certain pension, savings, and investment products, customers make deposits. We earn returns for our customers by investing this money. Claims and benefits We pay out claims, benefits, and retirement plan withdrawals. We use the remaining funds to cover our expenses, support new investments, and deliver profits to our shareholders. 22 | Annual Report on Form 20-F 2023

Creating sustainable value for our stakeholders in 2023 Our outputs Outcome for our stakeholders Financial ● Dividends to shareholders: EUR 495 million ● Share buybacks: EUR 1,029 million ● Interest payments to bondholders: EUR 580 million ● Group Solvency ratio: 193% ● Free cash flow: EUR 715 million ● Operating result: EUR 1,498 million Manufactured ● Total retirement outflows: EUR 31.2 billion1 ● Payments to business partners2: EUR 2.4 billion Intellectual ● Our product mix and digital platforms ● Value creating initiatives Human ● Total employment cost: EUR 1.7 billion ● Women in senior management: 38% ● Employee engagement score: 77% Social and relationship ● Assets under management in Responsible Investment Solutions: EUR 134 billion ● Business partnerships and reputation ● Corporate and other paid taxes: EUR 637 million Natural ● Weighted average carbon intensity relating to our general account investment portfolio: 338 metric tons CO2e/EURm revenue for corporate fixed income + listed equity ● Operational carbon footprint: 13,246 metric tons CO2e Customers Aegon seeks to provide its customers with a broad mix of investment, protection, and retirement solutions. We also aim to provide customers with a high-quality service and an enjoyable and efficient customer experience. Through our focus on product innovation, we strive to meet the changing needs of our global customer base. Our approach to product development includes taking steps to include financially and socially diverse customer groups that are comprised of vulnerable customers, minorities, and others traditionally underrepresented in financial services. We also aim to provide honest and transparent product information and to protect data security and privacy during customer interactions. Employees Aegon’s workforce includes full- and part-time employees, as well as agents and other contractors. In all cases, we strive to maintain high levels of employee engagement and wellbeing, and foster a supportive and welcoming work culture. As our workforce’s needs evolve, we pay close attention to attracting, developing, and retaining talent, to ensure our people reach their full potential and live their best working lives. As part of this approach, we seek to foster an inclusive and diverse work environment where people from all backgrounds are treated fairly and equally, and are able to bring their authentic selves to work. Business partners Aegon strives to maintain positive, well-managed relationships with its suppliers and other value chain partners, including distributors, joint venture partners, reinsurers, and sourcing partners. This includes, on the one hand, our focus on ensuring fair pay and working conditions for professionals at the various stages of our value chain. It also includes cultivating positive long-term business relationships that reflect our purpose and behaviors, including our efforts as a company to address climate change and inclusion and diversity. Aegon’s Vendor Code of Conduct is an important tool that enables Aegon to drive alignment with our partners on these issues. Investors Supported by a resilient and sustainable business model, Aegon seeks to provide a consistent and attractive return on investment to its global investors, who include both shareholders and bondholders. Our approach includes paying regular dividends and conducting other forms of appropriate capital distributions to our equity investors, who may also derive value from the performance of our shares, while our bondholders derive value from regular interest payments. Society Aegon’s products and services help to reduce dependency on public pension systems and increase the financial stability of society. At the same time, our relationship with our communities and society at large is an important conduit for addressing key societal and environmental issues, including climate change and social inclusion. Our efforts to support the climate transition, and I&D are embedded in our Global Responsible Investment Policy and Global Community Investment Framework, for example. We also aim to make a positive contribution to the markets and communities in which we operate by maintaining good business conduct through our businesses, as well as through our tax payments, charitable donations, and volunteer work.1 Includes only US retirement plans. 2 Consists of commissions paid to brokers and other intermediaries, and total spend on goods and services. Annual Report on Form 20-F 2023 | 23

About Aegon Governance and risk management Financial information Sustainability information

Sharing value with our stakeholders in 2023

In the following pages of the report, we detail the actions and decisions we took in 2023 at a company and business unit level to create and preserve value for each of our stakeholder groups. In each case, we describe the issues for each group and how this has shaped our approach to value creation and our efforts to help people live their best lives.

Customers

Key performance indicators (KPIs) for this stakeholder group:

KPIs	Target for 2023	Performance in 2023	Target for 2024

Significant fines to address cases of mis-selling (EUR)[1]	0 EUR	0 EUR	0 EUR

Proportion of employees who completed the annual Information Security training (%)	No target 2023	94%	No target 2024

Empowering our customers through accessible, high-quality products and services is an important starting point for achieving our purpose. As people live longer and their lifestyles change, we aim to give them the tools and knowledge they need to build a secure financial foundation, adapt to changing circumstances, and seize future opportunities. Around the world, Aegon serves customers directly through its wholly owned businesses and partnerships, as well as through an extensive global network of advisors and distributors. Improving access and inclusion is paramount: in an evolving and ever-more diverse society, we want to help as many people as possible enjoy the possibilities of a longer, multi-stage life. We also pay close attention to data security and privacy, given the potential of this material topic to negatively impact our customers if not sufficiently addressed.

Empowering customers through quality customer service

At Aegon, we aim to offer high levels of customer service, designed around our customers’ changing needs. Our businesses continue to invest in new digital tools and platforms to make our products and advice available and intuitive to a growing range of financial services consumers and intermediaries.

In 2023, Aegon UK launched its new public website, supporting consumers, advisers, and employers with a clearer and more personalized customer experience. During the year, Aegon UK also launched the new online experience, which was researched and tested by customers, advisers, and employers, for its Aegon Retirement Choices/ One Retirement propositions, providing users with an intuitive, modern digital experience for viewing and transacting on pension and investment products.

In the US, Transamerica continued to improve the customer experience across its core businesses. Workplace Solutions launched a new cloud-based website experience, including a redesigned account summary page to help retirement plan participants track their account balance and overall performance, and progress toward their personal retirement goals. Workplace Solutions also introduced ConnectedClaimsSM, a holistic customer claims experience solution designed to help employees make better use of work-related benefits and insurance. As well as workers, the concept offers benefits for employers: when employees use their benefits correctly, they have a greater appreciation for the packages their employers offer.

Another important Transamerica milestone was the creation of a dedicated customer experience and marketing organization within the Individual Solutions division. The organization will serve as a center of excellence for developing customer engagement and best practice marketing and sales approaches. The division also established a Digital Experience Delivery team to drive the evolution of the Individual Solutions website, mobile apps, and digital capabilities.

[1]	Includes any fines for mis-selling in excess of EUR 100,000.

 24  |  Annual Report on Form 20-F 2023

Creating sustainable value for our stakeholders in 2023

Tracking customer experiences, good and bad

We track our customers’ experiences closely to see how to improve and tailor our service. In the United Kingdom, Aegon measures customer satisfaction through Net Promoter Scores (NPS®). The scores are obtained by surveying consumers, as well as advisers and employers, about their experiences with Aegon. In the US, Transamerica conducts an extensive customer survey process supported by RepTrak, a leading reputation intelligence platform. These surveys provide valuable insights into customer satisfaction at various touchpoints across our US business.

In 2023, Transamerica’s Workplace Solutions division also introduced a series of new intercept surveys. Intercept surveys appear as a short questionnaire to randomly selected participants when they log into their account. The questions gather information about customers’ experiences, and the feedback is used to improve the design and structure of the Workplace Solutions website for a better user experience.

Aegon also provides customers with a range of channels to communicate about their experiences and raise potential issues. We receive and consolidate customer complaints through our respective businesses and seek to resolve issues fairly and efficiently. Developing these channels is an important area of investment.

Aegon oversees its complaints-handling processes centrally and tracks the number of complaints received by the business units through a quarterly reporting process led by the Global Compliance function.

Committed to product innovation

We continue to develop and improve our product offering to meet the changing expectations, life patterns, and requirements of financial services customers. Aegon’s businesses take the lead in product development, reflecting the unique and often specialized needs of customer groups in different regions. In 2023, Transamerica launched a new suite of solutions for Aegon’s US customers.

These include Transamerica Choice Pooled Solutions: offered through Workplace Solutions, the solution allows employers to easily select from a variety of retirement plan structures for their employees, depending on the size of the company and its specific needs. Choice Pooled Solutions has also opened up opportunities for Transamerica’s distribution partners to further reduce the coverage gap by offering solutions for employers of all sizes.

In addition, Transamerica’s Individual Solutions business introduced the new Transamerica Financial Choice IULSM (FCIUL), a universal life insurance product designed to maximize policy value accumulation potential. Individual Solutions also upgraded its Financial Foundation IUL® (FFIUL) product to provide distributors with greater flexibility to support end-users. The upgrade includes an enhanced critical illness benefit to help alleviate financial hardship for its policyowners.

In the United Kingdom, Aegon launched a new flexible individual savings account (ISA) product that allows advisers and wealth managers to offer individual savers greater flexibility when investing or withdrawing money. ISAs are an important tax-advantaged product in the UK, particularly for individuals affected by the cost of living crisis. During the year, Aegon UK also launched the first phase of its ‘More ways to save’ initiative through its Workplace business, offering customers access to a wider range of savings and investment products. The second phase, called ‘Other Ways to Save’, is set to follow in 2024 and will include a range of savings solutions for families.

Our products are developed and tested in accordance with our company-wide Market Conduct Compliance Policy, which sets out key requirements and guidance on customer suitability and product testing prior to launch, and the Pricing and Product Development Policy. Aegon also has a structured Product Approval and Review Process (PARP) that all business units must follow. This approach is an important safeguard to support responsible marketing and product development practices across Aegon, ensuring suitable and fairly priced products and avoiding potential mis-selling.

Annual Report on Form 20-F 2023 | 25

About Aegon Governance and risk management Financial information Sustainability information

Driving financial inclusion

At Aegon, we want to help everyone live a long, healthy, and fulfilling life. As our global communities become more diverse, providing socially inclusive products and services enables us to empower a growing number of customers and meet their specific needs. We pay particular attention to the needs of groups that have traditionally been underserved by financial services. This includes taking steps to support vulnerable customers, such as those on low incomes, by making it easier for them to engage with our products through digital platforms.

At Aegon’s Capital Markets Day in June 2023, Transamerica announced an increased commitment to serving the US middle market, a large and highly diverse demographic market with significant (and often unmet) protection and savings needs. The business aims to expand its reach to middle-market customers through the life insurance product portfolio offered by its Individual Solutions business. Transamerica also intends to leverage the extensive distribution network of Aegon’s affiliated insurance agency, World Financial Group (WFG), by increasing the number of agents in the field who are dedicated to serving middle-market customers.

In addition to the renewed Aegon UK website, the Future Self Tool, developed by Aegon UK and the University of Edinburgh, is another recent digital innovation that helps people imagine what life will be like in retirement and plan accordingly. Aegon UK plans to develop the tool further in 2024. It will also make its financial wellbeing toolkit available to employers to help companies engage with their employees about their financial wellbeing and arrange for Aegon to intervene if needed. As a result of Aegon UK’s work in the area of financial wellbeing, it was named “Financial wellbeing champion of the year” at the 2023 Money Marketing Awards.

Data security and data privacy

Data security and data privacy is a material topic that has potential ramifications for Aegon stakeholders. This includes society at large: given Aegon’s central role in the financial ecosystem, incidents such as cyberattacks and data breaches can lead to far-reaching impacts that extend beyond our direct customers, partners, and employees.

Data security

Aegon’s security policy and governance is designed to prevent cyber threats and minimize the impact of any potential disruption for parties. It includes standardized procedures to remediate data breaches and minimize the influence of future privacy-related incidents.

The Second 50: Preparing customers for a longer, multi-stage life

Longer life spans bring new challenges, but they also keep people younger for longer. Old associations with age – of frailty and inactivity – are being replaced by the expectation that the second half of life can be the most rewarding.

In 2023, Aegon UK began a new research project to explore the impact of longevity and changing lifestyles on people as they transition into later life. The research draws on Aegon’s own research as well as the latest UK national statistics to identify the different ways in which life after 50 will be different. It suggests areas to consider when planning ahead and outlines the key drivers of change within the period of life that Aegon calls the “Second 50”. The findings have been published in a new report aimed at supporting discussions with financial services customers and advisers about the opportunities and challenges of a longer, multi-stage life. The report can be downloaded on the website of Aegon UK.

Our internal Global Information Security Policy aims to preserve the confidentiality, integrity, and availability of information by defining minimum mandatory security requirements. The policy applies to Aegon businesses where Aegon has operational control, covering employees and contractors (workforce). Similar standards apply to Aegon’s joint ventures. The policy is supported by mandatory training in data security.

Aegon’s Global Chief Information Security Officer (CISO) is responsible for the execution and oversight of Aegon’s company-wide information security strategy and day-to-day security operations, whereas information security officers are responsible for execution and oversight in all relevant business units.

The centralized core information security team along with dedicated teams in business units are responsible for the execution of security functions in alignment with global and local regulations. The Global Information Security Advisory Counsel (GISAC) supports collaboration between information security functions on a company and business unit level, as well as with other supporting functions, such as Risk, Audit, and Legal/Privacy.

 26  |  Annual Report on Form 20-F 2023

Creating sustainable value for our stakeholders in 2023

Aegon has a set of information security metrics to measure the outcomes of its information security initiatives, as well as the effectiveness of the existing security controls. Aegon uses these metrics to calculate an overall Information Security Risk Score for the organization. One of the key metrics for data security is the proportion of employees completing annual training on information security. In 2023, 94% of Aegon employees completed this training.

Data privacy

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

At Aegon, the Group Chief Privacy Officer is responsible for our data privacy compliance strategy and privacy oversight. Similar to the data security set-up, the Data Protection Officer in the individual business units is responsible for executing the statutory tasks of the Data Protection Officer (DPO) function. The operational privacy teams in relevant business units execute privacy advisory, control testing, and attestations. The Privacy Officers are accountable for privacy compliance at a business unit level. Privacy Officers are often part of the relevant management committees.

One of our key metrics for data protection is the proportion of employees completing specific training on data privacy. In 2023, 97% (2022: 99%) of Aegon’s workforce completed this training.

See page 472 for more details of Aegon’s approach to data security and privacy.

Employees

Key performance indicators (KPIs)

for this stakeholder group:

KPIs	Target for 2023	Performance in 2023	Target for 2024

Proportion of women in senior management[1](%)	Minimum 38%	On track. 38%	Minimum 40%

Result of the most recent employee engagement score[2] (%)	At least 72%	On track. 77%	At least 78%

[1]

In this context, senior management includes individuals up to two levels below the CEO (three levels for Corporate Center), provided they have direct reports. If the person has no direct reports, but the job title indicates the required seniority, the individual is also considered part of senior management. People working in the “administration” group are excluded from the list, unless their job title indicates the required seniority.

[2]	The Global Employee Survey is provided through Culture Amp®.

All employees, including those in joint ventures, participate in the survey on a voluntary basis. Employee engagement is measured on a five-point scale (strongly disagree to strongly agree), and it is the average score of four statements:

▪	The company motivates me to go beyond expectations
▪	I am proud to work for this company
▪	I see myself still working at this company in two years’ time
▪	I would recommend this company as a great place to work

In 2023, three employee surveys were conducted throughout the year including a short check-in survey in Q1, a focused I&D survey for most business units, excluding Transamerica, in Q2, and a full employee survey in Q3. The participation rate for the most recent survey was 78%.

At Aegon, our people are key to how we achieve our purpose and deliver on our strategy and sustainability ambitions. Furthermore, our long-term success depends on maintaining a skilled, motivated, and purpose-driven workforce. In line with our topics, we work hard to ensure the wellbeing of all Aegon employees around the world, including salaried colleagues. Our approach covers the different stages of the employee experience, from promoting employee engagement and good working conditions, to following best practices in attracting, developing, and retaining talent. Meanwhile, we remain committed to building an inclusive and diverse workplace that reflects the changing nature of our customer base and wider society. In 2023, and at a time of immense change for our business, we paid particular attention to the wellbeing of our colleagues and to preserving the positive aspects of Aegon’s culture and heritage, and ways of working.

Annual Report on Form 20-F 2023 | 27

About Aegon Governance and risk management Financial information Sustainability information

Supporting employee wellbeing and working conditions

2023 was a transformative year, as the combination of Aegon’s Dutch business with a.s.r. created uncertainty for many employees in the Netherlands and beyond. A priority was to support our employees through the transition and to ensure that the process was properly managed with their wellbeing in mind. This included ensuring good working conditions and a seamless transformation for colleagues moving from Aegon to a.s.r., as well as ensuring clear and transparent communication with employees remaining with Aegon.

Following the closing of the transaction in July, Aegon announced its intention to move its global headquarters from The Hague to the World Trade Center (WTC) at Schiphol Airport. From 2025, WTC Schiphol will house all Aegon employees of the headquarters and of the Dutch part of Aegon Asset Management. The new offices will be adapted to meet the needs of all Aegon employees, with good accessibility for people with disabilities. At the same time, Aegon remains committed to its hybrid working model, which offers employees the opportunity to work flexibly to suit their needs and lifestyles while reducing their carbon footprint.

Aegon’s functions and teams are also taking approaches to ensure employee wellbeing. In 2023, Global Technology Services (GTS) employees were provided with a dedicated wellbeing hub. This is an important resource that allows GTS team members – who are often spread across different locations – to find and connect with resources to support their mental, physical, and financial wellbeing.

Investing in talent attraction, development, and retention

We aim to create an attractive work environment and culture through which all colleagues can live their best working lives. In an increasingly competitive labor market, we also prioritize attracting and retaining talented people who have the skills and attributes needed to deliver on our purpose and strategy. To this end, we seek to provide employees with extensive opportunities for personal development and growth, while ensuring that high-quality learning and development opportunities are available to colleagues from all regions, disciplines, and backgrounds. Increasingly, our learning and development strategy closely aligns with our purpose and sustainability approach. For example, we recently launched our company-wide Sustainability Academy to drive awareness and alignment regarding our sustainability approach, including our efforts to address our priority themes and DMA topics (see “Sustainability” on page 15 and onwards).

In 2023, Aegon launched its global learning resource platform, We Learn. The platform offers a wide range of learning resources available in different delivery modes – including e-learning courses, live virtual training, and audio books – allowing participants to choose their preferred learning method. During the year, we also introduced our Global Talent Marketplace (TMP) tool, an AI-powered platform designed to drive internal mobility across our various businesses and geographies. The tool makes it easier for employees to network and explore career opportunities across Aegon, as well as explore and apply for internal roles and temporary projects (gigs). The marketplace concept also builds on Aegon’s existing mentoring programs by matching mentees with suitable mentors who may be on the other side of the world. The TMP not only benefits our organization by making it easier to identify and make the most of hidden talent, but is also an investment in talent attraction and retention as we broaden the opportunities available to current and future Aegon professionals.

We reached a major milestone in our HR strategy in 2023 to unlock talent through the implementation of We Learn. Ensuring that all colleagues around the world have easy access to quality education and training is an important step in promoting learning and development at Aegon. In addition, we continue to provide tailored development opportunities for specific members of our workforce, including our leaders. In 2023, we added new features to our Best Life Leadership Program (BLLP), launched the previous year to inspire and support leaders in steering the organization to uphold Aegon’s purpose and behaviors. For example, we integrated a new virtual coaching tool, powered by EZRA Coaching, with participants receiving virtual coaching from leading external experts. In addition, Aegon enhanced the Pulse program, a company-wide talent-development program that is nurturing our next generation of leaders. The 2023 edition of Pulse included impactful sessions with guest speakers as well as a face-to-face personal development module led by the Oxford Leadership Academy, an international leadership training consultancy. In 2023, we started a new program, “Horizon”, targeted at management. The program offers an enriching experience to create self awareness and strengthen personal leadership.

 28  |  Annual Report on Form 20-F 2023

Creating sustainable value for our stakeholders in 2023

New solutions to drive employee engagement around the world

Aegon maintains a wide range of platforms and channels to listen to its employees and support healthy engagement and communication. These include our regular Global Employee Survey, which provides colleagues across all our businesses with an opportunity to feed their views and concerns back to us and to have their say in the future direction of the company.

In addition, regular town hall meetings are a feature for Aegon colleagues around the world. In 2023, Aegon also expanded its Employee Resource Groups (ERGs), making them open to all Aegon colleagues worldwide. Our ERGs are employee-driven and company-sponsored; they focus on what matters most to employees and enable colleagues with specific backgrounds or interests to ensure Aegon meets their expectations. The range of ERGs is broad and includes groups dedicated to supporting mental health and wellbeing, as well the representation of minority employees. For example, “Aegon Proud” ERGs have been established for LGBTQIA+ colleagues in the United States, the United Kingdom, and the Netherlands.

At the same time, we continued to ensure that our employees are adequately represented in our governance structure and that their needs and expectations are considered in our strategy and day-to-day decision-making. In the United Kingdom, Aegon colleagues can seek representation through the Unite and Aegis unions. Following the completion of the transaction with a.s.r., all remaining Aegon employees in the Netherlands, other than senior management, continue to be covered by a collective labor agreement (CLA). The CLA is an important mechanism to ensure our employees’ needs are taken into account in our strategy and day-to-day decision-making. It includes collective bargaining agreements with trade unions in the Netherlands on equal pay for male and female employees, for example through the Works Council.

Since 2020, Aegon has run a dedicated Speak Up program to protect whistle-blowers and to encourage, guide, and support colleagues in reporting suspected or observed misconduct. We provide mandatory training on Speak Up for all employees, which is tailored to specific roles (for example, leaders’ and managers’ training includes sections on being receptive to people coming forward).

Aegon UK colleagues are tuning in

Organized by Aegon UK, the Big Tune Ins are a series of interactive sessions between Aegon leaders and employees, held at various Aegon locations across the United Kingdom. The sessions give colleagues the opportunity to hear directly from Aegon leadership about new developments through presentations, quizzes, competitions, and other interactive activities. By the end of 2023, 10 Big Tune Ins had been held across three locations in the United Kingdom, reaching more than 1,700 (72,4%) colleagues in the UK.

Aegon has outlined a company-wide I&D strategy that has been adopted by each of its business units. We work to have our policies and actions permeate throughout of the organization and that our leaders, colleagues, and other stakeholders around the world can actively contribute to building a more inclusive and diverse organization. Our I&D strategy builds on the work undertaken in recent years to develop a consistent and coherent way of working for the whole company.

Two fundamental elements of Aegon’s I&D strategy are:

1. Authentic action – the recognition that, as an organization, we are on a journey to improve. We need to turn good intentions into actions to create a positive difference for our people and communities.

2. Starting at the top – the members of Aegon’s senior leadership are expected to act as role models for I&D, including by sharing their own inclusion stories and championing a specific area of diversity excellence among employees.

To this end, Aegon published its current Inclusion & Diversity Policy for the Aegon Ltd. Board of Directors and Executive Committee on September 30, 2023.

The policy aims to deliver a diverse Board composition of at least 30% female representation, as well as diversity among individual members in terms of experience, nationality and age, and their educational, professional and geographical background. By achieving greater diversity, Aegon believes it will enhance decision-making, effectively manage risk, and achieve growth through introducing a different set of perspectives, experiences, and viewpoints.

In 2022, Aegon appointed, for the first time, a Global Head of Inclusion and Diversity. The Executive Committee has agreed an overarching I&D Strategy that brings a coherent and consistent approach to enhancing the diversity and inclusivity of our workplace, and the marketplaces and communities we serve.

Annual Report on Form 20-F 2023 | 29

About Aegon Governance and risk management Financial information Sustainability information

Aegon Ltd.’s Board of Directors consists of five men and four women, equal to 44.4% female representation, and it represents five nationalities (American, Dutch, Swiss, British and French), and two age groups:

Age: 60-64: 4 / Age: 65-69: 5

Further, the Board members have varied academic and professional backgrounds.

The composition of the Executive Committee at year-end 2023 was eight men and three women, equal to 27.3% female representation (up from 20% in 2021). As a result of the business combination with a.s.r., the number of seats in the Executive Committee has been reduced by one seat. All other positions on the Executive Committee have remained stable in 2023. There are five nationalities represented (American, German, British, Dutch, and Italian) and four different age groups:

Age: 45-49: 2 / Age: 50-54: 5 / Age: 55-59: 1 / Age: 60-64: 3

Our inclusion and diversity pillars

The following pillars are in place to support our I&D strategy:

Workforce: We seek to build a professional culture that engages and welcomes people from all backgrounds and that promotes conscious inclusion.

Employee Resource Groups: Aegon’s Employee Resource Groups (ERGs) provide Aegon employees with a space to address topics of interest and promote employee engagement on issues of company culture and direction. Examples of current ERGs in place at Aegon include Culture, Race and Ethnicity, (Dis)ability, Generations, Proud, Wellbeing, and the Women’s Impact Network. These ERGs are open to all employees, regardless of how they identify.

Workplace: We are actively integrating I&D into our recruitment strategies and leveraging diversity data for meaningful improvement. For example, Transamerica has launched a Talent Acquisition, Inclusion & Diversity Committee that includes an I&D program manager and recruiters from the different Transamerica business units to ensure inclusive hiring practices.

We are continuously taking actions to increase diversity in our talent pipeline, as we recognize that this will provide us with a stronger pool of candidates for positions.

Insights from Aegon’s first international I&D Survey

In 2023, Aegon conducted its first international Inclusion & Diversity Survey. These are some of the key findings from the survey.

▪ 25% of respondents belong to one or more minority group (transgender, non-binary, LGBTQIA+, ethnic minority, or disabled).

▪ 79% of respondents have a positive view of diversity at Aegon and 79% feel included by the company.

▪ Minority groups have a less positive view of I&D at Aegon. Recognizing this, we continue to invest in the actions described throughout this report.

▪ Employees aged 50 and over are more likely to have a positive view of I&D at Aegon.

▪ Perceptions of inclusivity do not differ between male and female colleagues.

▪ There is a strong link between I&D and employee engagement.

Aegon understands the wider benefits of increasing diversity beyond gender, and our I&D strategy focuses on gathering insights on many aspects of diversity, including, for example, disability, generational difference, sexual orientation, and ethnicity. Activities to enhance our position include:

▪	Conducting a maturity assessment and inclusion survey on our diversity journey providing us with baseline data to track our progress and develop impactful interventions.
▪	Continuing to set stretched goals for gender diversity in senior management, as part of the Executive Committee’s non-financial performance indicators.
▪	Embedding inclusive leadership behaviors as part of our flagship Leadership Programs to promote and harness diversity of thought and create a more inclusive workplace.
▪	Enhancing our Speak Up culture to allow safe escalation of concerns and issues.
▪	Implementing Talent Marketplace and a global skills and development content provider (We Learn) offering transparent and inclusive access to on-the-job development opportunities and skills-based mentoring.
▪	Employee Resource Groups to support employees and advance our culture around such areas as mental health, race and ethnicity, sexual orientation, disability, early careers, and veterans affairs.

 30  |  Annual Report on Form 20-F 2023

Creating sustainable value for our stakeholders in 2023

Executive Committee remuneration: Overall, Aegon has continued to make significant progress on increasing the number of women in senior management positions, with an average of 2%-points increase each year from 32% in 2020, achieving our company-wide goal of 38% in 2023. Achievement of this global goal is linked to the non-financial performance indicators of Aegon Ltd.’s Executive Committee members. Women comprised 38% of Aegon’s female leadership as of January 1, 2024.

Collaborating with peers and external experts: We adhere to leading standards and benchmarks in our markets to ensure best practice on I&D. For example, Aegon is a member of Workplace Pride, a global benchmark for measuring LGBTQIA+ policies and practices against peers. Our dedication to building an inclusive workplace continues to be recognized externally. The inclusion organization Workplace Pride awarded Aegon with Ambassador status for the fifth consecutive year for our ranking in its LGBTQIA+ Inclusion benchmark.

Marketplace: We seek to strengthen our I&D values in close dialogue with our customers and communities, creating positive change through surveys, feedback, and benchmarking.

Listening to our customers: We use feedback from our customers and benchmarking information to assess our maturity with regard to I&D. We use this feedback to take action, including by developing new, inclusive products and adjusting our ways of working.

Community investments: As per Aegon’s Global Community Investment Framework, we seek to drive inclusion in our communities by taking steps to empower people financially and socially.

Partners and suppliers

Aegon’s relationships with its suppliers are an important channel for addressing the issues that matter to the company and its stakeholders. As a financial services company operating at a key position in the value chain, we are in a position to influence sustainability and best practice in our industry, and we create transparency within our supply chain through a process of due diligence and closely monitor the performance of our key suppliers and partners on issues such as climate change and inclusion and diversity. In 2023, we continued to mature our supply chain strategy to embed responsible sourcing practices across our various businesses that reflect our purpose and approach to sustainability. A key step taken during the year was to expand the reach of our responsible procurement assessment program to drive alignment with our suppliers. Meanwhile, significant attention was paid to the renegotiation of Aegon’s contracts with its vendors and suppliers in the Netherlands, following the completion of the a.s.r. transaction.

Working with our value chain to address climate change

In 2023, Aegon’s businesses around the world continued to work closely with their supplier base on topics related to sustainability.

For example, with its Supplier Diversity Program, Transamerica actively seeks out certified diverse suppliers that can provide competitive, high-quality goods and services. In 2023, Transamerica updated its external website to refocus on our supplier diversity program and maintained year-on-year growth in terms of the proportion of our addressable spend invested with diverse suppliers. In 2024, Transamerica will raise awareness of the program across Transamerica and will continue to educate business stakeholders on the benefits of diverse suppliers.

During 2023, Transamerica also initiated outreach to its top suppliers to invite them to participate in its sustainability program, with successful results. Transamerica has incorporated sustainability ratings into its Procurement practice and is working on increasing awareness of the program throughout the company. In 2024, Transamerica has committed to ensure that its top 150 suppliers will participate in sustainability assessments and continues to work to expand the program.

Annual Report on Form 20-F 2023 | 31

About Aegon Governance and risk management Financial information Sustainability information

In the United Kingdom, Aegon increased the number of existing suppliers with whom it aims to work on sustainability issues from 46 to 50. In 2024, Aegon UK will agree action plans with the cohort and conduct annual assessments of the companies’ sustainability credentials in subsequent years. A key objective of these assessments is to more accurately determine suppliers’ contributions to Aegon’s scope 3* greenhouse gas emissions.

During the year, Aegon UK also organized training for its procurement and supplier management teams through the Carbon Literacy Project. The training aimed to raise employees’ awareness of climate change and mitigation and adaptation strategies. After completion of the training, employees were accredited as being carbon literate through the program.

Across Aegon, we make a concerted effort to spread good sustainability ideas and practices between our diverse teams and locations. In the United Kingdom, for example, Aegon uses a third-party tool to calculate the carbon emissions of its suppliers. We aim to extend the use of this tool to other parts of our business in 2024, driving further alignment in how we assess – and remediate – the environmental footprint of our supply chain.

Maintaining an inclusive and diverse supplier base

At Aegon, we view an inclusive procurement process as a sound basis for healthy business relationships for all parties. We therefore actively foster relationships with a diverse range of suppliers who offer high-quality goods and services with competitive pricing. Above all, it is important that the partners we work with share our progressive approach to inclusion and diversity and that they reflect the diverse customers and communities that we serve. We implement this approach at the business unit level. Through its Supplier Diversity Program, our US business, Transamerica, actively seeks certified diverse suppliers that can provide competitive, high-quality goods and services. In 2023, Transamerica’s public website was updated to provide more information about the program. Meanwhile, the business continued to report year-on-year growth in the percentage of addressable spend allocated to diverse suppliers.

Our distribution partners are another important driver of our inclusion and diversity strategy. In the US in particular, Aegon has a well-developed distribution network of agents through WFG. In 2023, Transamerica took steps to expand and broaden its distribution network to serve more diverse customer groups. The approach included recruiting WFG agents from diverse communities who can meet the needs of customer groups traditionally underserved by financial services companies, such as minorities.

Aligning on sustainability:

Our responsible procurement program

The annual responsible procurement program assessments enable Aegon to monitor the objectives and performance of its suppliers and partners in relation to key ESG issues. This understanding is an important starting point to drive alignment on issues such as climate change and inclusion and diversity within our value chain.

Our responsible procurement program has traditionally been centrally managed by Aegon’s Corporate Procurement function. In 2023, we began the process of integrating the program across our different businesses around the world.

From 2024, all Aegon business units will be required to set and report on responsible procurement -related targets for their respective suppliers, in line with Aegon’s company-wide targets for suppliers. Business units will also be expected to work more closely with suppliers to ensure good business practices throughout their supply chains. With a more coordinated approach, we aim to increase transparency on how our strategic supplier base is performing and how this supports our broader sustainability ambitions as an organization.

Embedding good business conduct

in the supply chain

To ensure good business conduct across its supplier base, Aegon sets high standards for partners and suppliers, which are communicated in the company’s global Vendor Code of Conduct. As stated in the Code, Aegon’s Tier 1 suppliers are required to demonstrate compliance with these standards on an annual basis and are encouraged to register for assessment by the responsible procurement program (see box out above for more information on Aegon’s responsible procurement program).

In addition to promoting the Vendor Code of Conduct, Aegon’s businesses monitor standards for good business conduct in their respective markets, and encourage local partners to comply with these wherever possible. In 2023, Aegon UK became a signatory to the UK Stewardship Code, a voluntary set of guidelines aimed at raising the standard of stewardship practices used by asset owners, managers, and service providers. During the year, the business also continued to encourage critical and local suppliers to become Living Wage Employers, meaning that they are accredited by the Living Wage Foundation for their commitment to pay employees in line with the current cost of living.

*	Scope 3 emissions are all indirect emissions - not included in scope 2 - that occur in the value chain of the reporting company, including both upstream and downstream emissions.

 32  |  Annual Report on Form 20-F 2023

Creating sustainable value for our stakeholders in 2023

Investors

In 2023, Aegon continued to make progress against its strategic and financial commitments. We have sharpened our strategic focus, enhanced our risk profile, strengthened our balance sheet, further stabilized our capital ratios, and improved Aegon’s performance. The financial targets for the end of 2023 set at Aegon’s 2020 Capital Markets Day were more than achieved. These achievements demonstrate the enduring strength of our strategy. At our Capital Markets Day in June 2023 in London, we shared the actions we are taking as part of our next chapter, which will lead to attractive and growing returns for our shareholders. It is Aegon’s ambition to increase Transamerica’s value by capturing the opportunities in the US middle market. The strategy will increase both the level and the quality of capital generation from growth in Strategic Assets and from the accelerated reduction of the exposure to Financial Assets. At the same time, we will continue to strengthen the UK and Asset Management businesses and invest in the growth of our various international joint ventures.

Solid financial performance

Building on the progress of its transformation program, in 2023 Aegon published updated financial targets for 2025. We aim to increase the free cash flow from EUR 715 million in 2023 to around EUR 800 million by 2025. Free cash flow is supported by improving the quantity and the quality of operating capital generation. Thanks to several one-time items occurring during the year, operating capital generation of EUR 1.28 billion was above the guidance of more than EUR 1.0 billion for 2023. For 2025, Aegon aims to achieve approximately EUR 1.2 billion in operating capital generation, a target that will be primarily supported by the growth of Aegon’s Strategic Assets in the US. This in turn will support our dividend target of around 40 eurocents per common share in 2025, barring unforeseen circumstances. This target reflects the expected benefits of the a.s.r. transaction and the execution of our US strategy.

In 2023, Aegon increased its interim dividend by 3 eurocents to 14 eurocents per common share and proposed to the Annual General Meeting (AGM) that the final dividend be increased by 4 eurocents to 16 eurocents per common share. We also executed a share buyback program of EUR 200 million in the first half of the year. Following the closing of the transaction with a.s.r. in July, we also initiated a EUR 1.5 billion share buyback program of which 54% was completed by year-end 2023. In total, Aegon delivered EUR 1,525 million in the form of dividends and share buybacks to shareholders in 2023.

Aegon’s gross financial leverage position decreased to EUR 5.1 billion at the end of 2023 compared with 2022, mainly driven by the maturity and repayment of a EUR 500 million senior bond. The gross financial leverage delivered EUR 580 million value in the form of interest payments to bondholders.

Value derived from share performance

Aegon’s share price increased by 8% in 2023. As a result, it outperformed the broader European insurance industry (the STOXX Europe 600 Insurance Index ended the year up by 6%). We believe Aegon’s relative outperformance was driven by a continued progress against our financial commitments and management actions to improve our strategic focus and risk profile. In addition, favorable equity markets and higher interest rates supported the development, despite the pressure on the equity market in the wake of the US banking crisis in the early months of 2023, and negative market sentiment toward Dutch insurance companies following unfavorable court rulings against two of Aegon’s peers in the second half of the year. Our total shareholder return for the year amounted to a gain of 16%. This measure takes into account both dividend payments and share-price performance.

Safeguarding long-term value

As we continue our transformation journey, we are committed to maintaining sufficient capital in our businesses and at the holding. This approach allows Aegon’s management to focus its time and energy on increasing the return on capital, and distributing capital to shareholders. As part of our capital management approach, we will continue to focus on managing the capital positions of our businesses according to their respective operating levels over time.

Capital deployment decisions are driven by Cash Capital at Holding, taking into account our gross financial leverage target and planned management actions to further improve the company’s risk profile. Cash Capital at Holding is supported by free cash flow, which is defined as the amount of cash available from remittances from country units after subtracting the holding funding and operating expenses, with the latter resulting from, for example, paying interest to bondholders.

The operating range for Cash Capital at Holding is EUR 0.5 billion to EUR 1.5 billion. In line with our capital management approach, we have the ambition to reduce Cash Capital at Holding to around the mid-point of the operating range over time by returning capital to shareholders in the absence of value-creating opportunities. As previously indicated, following the completion of the transaction with a.s.r., Aegon will reduce its gross financial leverage to around EUR 5.0 billion. We aim to pay dividends to shareholders in line with the growth of sustainable free cash flow, barring unforeseen circumstances.

Annual Report on Form 20-F 2023 | 33

About Aegon Governance and risk management Financial information Sustainability information

Society

Key performance indicators (KPIs)

for this stakeholder group:

KPIs	Target for 2023	Performance in 2023	Target for 2024

Weighted average carbon intensity for corporate fixed income and listed equity in our general account[1] (metric tons CO2e / EURm revenue)	25% reduction by 2025 against 2019 baseline	Ahead of target. 37% reduction by 2023 against 2019 baseline	25% reduction by 2025 against 2019 baseline

Amount of investments in activities to help mitigate climate change or adapt to the associated impacts by 2025 (USD billion)	USD 2.5 billion investments by 2025	Slightly behind projected budget. USD 1.8 billion invested.	USD 2.5 billion investments by 2025

Number of engagements with the largest corporate carbon emitters in our investment portfolio by 2025	Engagement with at least the top 20 corporate carbon emitters by 2025	On track. 19 investees were engaged	Engagement with at least the top 20 corporate carbon emitters by 2025

Carbon intensity of our directly held real estate investments (Scopes 1 and 2) (kgCO2e/m2)	New target	Ahead of target. 46% reduction by 2023 against 2019 baseline	25% reduction by 2025 against 2019 baseline

Absolute operational carbon emissions (Scopes 1 and 2) (metric tons CO2e)	25% reduction by 2025 against 2019 baseline	Ahead of target. 68% reduction by 2023 against 2019 baseline	25% reduction by 2025 against 2019 baseline

Proportion of new employees who completed the Code of Conduct attestation	95%	Ahead of target. 99%	95%

[1]

Aegon has committed to transitioning its general account* investment portfolio to net-zero greenhouse gas (GHG) emissions by 2050. The commitment includes an intermediate target to reduce the carbon intensity for corporate fixed income and listed equity in our general account by 25% in 2025 compared with 2019. For details on the methodology used, please see the TCFD section (Methodology) on page 486. (* The general account portfolio consists of assets where Aegon can take the investment decisions, considering the legal obligations of Aegon as prescribed by local laws and regulations. A similar approach applies to selected investments where Aegon AM in its capacity of manager takes the investment decisions. For discretionary investments for account of third parties and off-balance sheet investments, the investment decisions are driven by the relevant third parties as well as the legal and/or fiduciary obligations of Aegon, as prescribed by local laws and regulations.)

At Aegon, we seek to add value to society by providing accessible financial solutions that enable people to protect their assets and save for retirement, thereby reducing the burden on public pension and other social systems. At the same time, we look for opportunities to drive positive change at a local or regional level, working with our communities to address key societal issues such as climate change and inclusion and diversity, which can affect people’s ability to live their best lives. In addition, we strive to be a good corporate citizen and maintain good business practices; for example, by paying fair taxes in the markets in which we operate.

Addressing climate change from a societal perspective

Addressing climate change and its impact on society underpins our purpose and sustainability ambitions. In line with our DMA topics and priority themes, we are therefore taking steps to support the climate transition and contribute to a more sustainable, climate-resilient society in partnership with our communities.

Aegon’s responsible investment approach directly supports our climate risk and opportunity management. For example, through our US business, Transamerica, the company has committed to investing USD 2.5 billion by 2025 to support activities that can help society mitigate climate change or adapt to its impacts. In 2023, Transamerica added new climate-related investments to its portfolio. Several of these investments, including Commercial Property Assessed Clean Energy (C-PACE) asset-backed securities, address the need to engage ordinary households and individuals in the transition to a more climate-conscious society. C-PACE is a financing structure in which building owners borrow money to finance projects related to energy efficiency, renewable energy, or energy storage, for example, or storm and seismic hardening.

Transamerica also added to an existing position in the asset-backed securities of the GoodLeap Sustainable Home Improvement Trust. GoodLeap is the leading US point-of-sale platform for sustainable home solutions, enabling homeowners to pay for sustainable home improvements, such as solar panels and energy-efficient windows.

 34  |  Annual Report on Form 20-F 2023

Creating sustainable value for our stakeholders in 2023

Building more inclusive communities and societies

In line with our focus on inclusion and diversity, Aegon’s businesses make community investments to help support people from within the communities in which they operate. Our community investments are also an opportunity for Aegon employees to support Aegon’s purpose and sustainability ambitions by contributing to a healthier and fairer society.

Through our Global Community Investment Framework, we pay particular attention to initiatives that promote social and financial empowerment within our local communities. For social empowerment, we seek partnerships that increase the opportunities and skills of people in our communities, expand their networks, provide access to essential services, and enable them to manage their financial health. For financial empowerment, our partnerships focus on building financial awareness, knowledge, and skills, and giving people the tools to become more financially resilient.

In 2023, Aegon supported 420 charities and good causes. Our donations amounted to EUR 7.6 million, a 16.6% decrease compared with 2022. Much of this investment was driven by our Charitable Donations Standards, which require country units to allocate at least 50% of their annual donations to causes that directly support financial security and personal wellbeing. Aegon employees recorded 20,634 volunteer hours in 2023 (equivalent to EUR 1.5 million, based on volunteers’ average salaries).

Anti-corruption and anti-bribery, including whistleblower protection

Business conduct is a fundamental area of focus for Aegon. The subject is heavily influenced by legal requirements, and includes aspects ranging from business ethics to anti-corruption and bribery, and whistle-blower protection. Further information on these topics can be found on page 473.

Aegon colleagues join forces for Global Force for Good Week

In May 2023, Aegon’s businesses and partnerships around the world came together for the company’s first Global Force for Good Week. More than 2,000 colleagues participated in the event, representing over 20 different Aegon offices. The event was overseen by a global taskforce made up of colleagues from a wide range of backgrounds and disciplines. In total, more than 200 worthy local causes benefitted from Aegon’s support during the week.

Responsible tax

Aegon makes a valuable economic and social contribution to the communities in which it operates through the company’s own tax payments, as well as the collection and payment of third-party taxes. We seek to pay “fair taxes,” namely by paying the right amounts of taxes in the right places. Published online, our Global Tax Policy outlines our approach to responsible tax, which seeks to align the long-term interests of our customers, employees, business partners, investors, and wider society. Aegon adheres to the VNO-NCW Tax Governance Code (as published on https://www.vno-ncw.nl/taxgovernancecode) for further details, please refer to Aegon’s Global Tax Report.

Annual Report on Form 20-F 2023 | 35

About Aegon Governance and risk management Financial information Sustainability information Performance in 2023 Financial markets in 2023 were dominated by inflation levels above those targeted by central banks, as well as a continued interest rate volatility. Equity markets were volatile as well, but ended the year strong. Adiditionally, markets were influenced by uncertain political situations in several countries: most prominently the continued war in Ukraine, and the escalation of the conflict between Israel and Hamas in the fourth quarter of 2023. 36 | Annual Report on Form 20-F 2023

Performance in 2023

These developments impacted Aegon’s performance during the year. While the UK workplace business saw good new business inflows, the performance of the UK retail and asset management businesses was challenged. Despite this, Aegon maintained solid financial results and strong capital positions. The company delivered on its targets and on the guidance given at the start of the year, reporting for the first time under the new IFRS 9 and IFRS 17 accounting standards. Aegon’s performance this year provides a solid foundation for achieving its 2025 financial targets set out at the Capital Markets Day in June 2023.

Financial performance

The operating result amounted to EUR 1.5 billion in 2023, which was a decrease of 17% compared with 2022. The operating result was determined by the release of the Contractual Service Margin and of the Risk Adjustment, both of which were determined pursuant to IFRS 17, partly offset by experience variances and by the result from onerous contracts. The decrease of the operating result was driven by a decrease in the net investment result following management actions such as the reinsurance of a universal life portfolio and assumption updates, as well as lower revenues from fee business following outflows and adverse market movements. Our net result amounted to a loss of EUR 199 million for 2023. The operating result was more than offset by Other charges from the completion of the transaction with a.s.r. and from model and assumption changes, as well as one-time investments in the US. In addition, realized losses on bond sales contributed unfavorably to the net loss but were offset by gains in the Other Comprehensive Income in shareholders’ equity.

The capital ratios of Aegon’s businesses in the US and UK increased somewhat over the year and remained above their respective operating levels. This underscores the effectiveness of the actions we have taken to improve our risk profile and reduce the volatility of our capital position. This includes management actions on the US Universal Life portfolio – where we reinsured further parts of the portfolio and bought back investor-owned policies – and further approvals for long-term care rate increases. In the UK, the increase of the UK Solvency II ratio mainly reflects a benefit from the risk margin reform by the UK regulator.

Free cash flows decreased from EUR 780 million in 2022 to EUR 715 million in 2023, and contributed – together with the cash proceeds of EUR 2.2 billion from the transaction with a.s.r. – to the increase in Cash Capital at Holding to EUR 2.4 billion by the end of 2023, above the operating range of EUR 0.5 billion to EUR 1.5 billion.

As announced with the transaction, Aegon launched a EUR 1.5 billion share buyback program, of which 54% had been completed at the year-end of 2023. In addition, Aegon has executed a EUR 200 million share buyback program in the first half of the year, in line with its intentions to return surplus cash capital to shareholders. As a result of the transaction with a.s.r., we announced to reduce our gross financial leverage by up to EUR 700 million of which EUR 500 million was implemented by the end of the year bringing the gross financial leverage to EUR 5.1 billion.

As a result of the progress we have made, both strategically and financially, we will propose a final dividend for 2023 of 16 eurocents per common share. This brings the full-year dividend to 30 eurocents per common share, compared with 23 eurocents over 2022.

At our 2023 Capital Markets Day, we set new financial targets for the coming years. We aim for approximately EUR 1.2 billion of operating capital generation in 2025, barring unforeseen circumstances. This reflects an expected increase in new business as we aim to profitably grow our US business. Free cash flow, including the dividends that we expect to receive from a.s.r., is expected to increase to approximately EUR 800 million in 2025. We target a dividend over 2025 of around 40 eurocents per common share, 10 cents more than proposed for 2023.

Further information on our performance in 2023 can be found in the “Results of operations” section on page 102.

Financial targets for 20251

Reduce gross financial leverage	Around EUR 5.0 billion

Increase operating capital generation[2]	Around EUR 1.2 billion

Grow free cash flows	Around EUR 800 million

Increase dividend to shareholders	Around EUR 0.40 per share

[1]	Barring unforseen circumstances, and dividend subject to Board and other relevant approvals.
[2]	Before holding and funding expenses.

Annual Report on Form 20-F 2023 | 37

This page intentionally left blank.

 38  |  Annual Report on Form 20-F 2023

Governance and risk management 2023 40 Boards and Governance 40 Letter from the Chairman of the Board 42 Corporate governance 47 Sustainability governance 48 Composition of the Board and Executive Committee 54 Report of the Board of Directors 62 Remuneration Report 79 Risk and capital management 79 Risk management 85 Capital and liquidity management 91 Regulation and compliance 91 Regulation and supervision 93 Code of Conduct 94 Controls and procedures Annual Report on Form 20-F 2023 | 39

About Aegon Governance and risk management Financial information Sustainability information Letter from the Chairman of the Board William Connelly Chairman Board of Directors, Aegon 2023 was another important year of transition as Aegon began a new chapter in its transformation and took further steps to create value for its stakeholders. The year was marked by the completion of several important milestones for Aegon that required the close attention of the Board of Directors. I am pleased with the progress that Aegon is making in its ongoing transformation, and with the commercial momentum in key markets. One such step was the closure of the transaction to combine Aegon’s Dutch pension, life and non-life insurance, banking, and mortgage activities with a.s.r. to create a leading Dutch insurance company. The Board closely monitored the transaction with a.s.r., including the post-closing process. The almost 30% stake in a.s.r. allows Aegon to benefit from the synergies and commercial opportunities this combination will generate. Furthermore, the associated EUR 1.5 billion share buyback program, which uses the majority of the cash proceeds from this transaction, is proceeding well. The completion of the transaction resulted in changes to Aegon’s corporate structure and regulatory landscape. In particular, as the company no longer had a regulated insurance entity in the Netherlands, a new group supervisor was required. Following discussions in the college of supervisors, the Bermuda Monetary Authority (BMA) informed Aegon that it would become its group supervisor if the company were to move its legal domicile to Bermuda. The Board of Directors closely reviewed the implications of the redomiciliation from the perspective of all stakeholders. After extensive discussions with Aegon’s leadership and external advisors, the Board concluded that the proposed move is in the best interest of the company’s stakeholders and provides the company with the stability needed to continue executing its strategy. We therefore strongly supported the change in supervisor as well as the move 40 | Annual Report on Form 20-F 2023

Letter from the Chairman of the Board

of the company’s legal seat. On behalf of the Board, I would like to thank Aegon’s former group supervisor, the Dutch Central Bank (DNB), for the pleasant and efficient cooperation over the years. We look forward to further fostering a fruitful relationship with our new group supervisor, the Bermuda Monetary Authority.

The redomiciliation of Aegon has also resulted in Aegon adopting a new governance structure. This includes the introduction of a one-tier board, comprising the members of the Supervisory Board under the previous framework – in a non-executive role – and the CEO as an Executive Director. The Board has also been involved in the successful implementation of the new structure. As part of the engagement process with stakeholders on this topic, amendments were made to the governance framework to further enhance shareholder rights. The Board was pleased with the constructive dialogue with stakeholders, as well as the outcome.

Engagements with stakeholders

During this important year of transition, it was more important than ever to maintain close engagement with Aegon’s shareholders and other stakeholders. In addition to the redomiciliation to Bermuda, a key governance issue discussed was the proposed changes to Aegon’s remuneration policy, with the new policy set to be voted on by shareholders at the 2024 Annual General Meeting (AGM).

A highlight of the engagement calendar in 2023 was Aegon’s Capital Markets Day (CMD) in June. In light of the transformation process the company is in, the CMD was an opportunity for Aegon to showcase the strong position and ambitions of its businesses in the United States. Aegon’s leadership also presented its plans and financial targets for the coming three years, which include a meaningful reallocation of capital from Financial Assets to Strategic Assets. This will improve both the risk profile and profitability of the US businesses. The Board of Directors was closely involved in the preparations for the event, which included the official launch of Aegon’s new brand and logo, symbolic of a new era for the company.

Committed to creating value

As we work to ensure the right governance and operational path for the future, Aegon’s leadership and employees remain committed to creating long-term value for all stakeholders and to delivering on the company’s purpose of Helping people live their best lives. This includes not only enabling financial wellbeing for customers, but also having a positive impact on society at large. In 2023, the Board of Directors was pleased to see Aegon make progress on its sustainability ambitions, and particularly on the priority themes of climate change and inclusion and diversity. A notable milestone in Aegon’s commitment to its sustainability approach was the addition of a new climate target to reduce the carbon intensity of Aegon’s directly held real estate investments.

The increased focus on its sustainability approach is in line with the work Aegon undertook during the year to strengthen its non-financial reporting and controls. This includes preparations for the European Union’s Corporate Sustainability Reporting Directive (CSRD), which will apply to Aegon from the 2024 reporting year. The Board welcomes the progress made in this area, including the steps taken to mature the company’s double materiality assessment (DMA) process.

In the area of financial reporting, the implementation of IFRS 17, which became effective in January 2023, was another important focus for the Board of Directors. Having assisted Aegon extensively in preparing for the introduction of the new standards in 2022, our attention turned to the implementation process. The priority was to ensure this was well managed and that the decisions made in relation to the implementation of IFRS 17 were well founded. Following regular discussions with Aegon’s management and our outside advisors on this issue, we are satisfied with the implementation process.

A strong foundation to begin the next chapter

The Board welcomes the steps Aegon took in 2023 to drive the business to its full potential and begin the next chapter of its transformation. We fully support Aegon’s leaders as they take the necessary actions to adapt to a changing environment and deliver on the company’s ambitions. Similarly, the Board members and I are satisfied that we have fulfilled our responsibilities to Aegon and its stakeholders during this pivotal year. Our efforts were supported by the reappointment of Dona Young. The composition and experience of the Board was again a key consideration in this appointment, as we continued to maintain a good balance in terms of gender diversity, nationality, and background. I also welcome the recent proposal to appoint Albert Benchimol to the Board of Directors for a four-year term and the most recent proposal to reappoint Lard Friese as Executive Director and CEO at the upcoming Annual General Meeting of Shareholders (AGM) on June 12, 2024.

On behalf of the members of the Board, I would like to thank Aegon’s employees around the world for their important contribution to the company’s purpose and strategic goals. As always, I am grateful to Aegon’s investors for their continued confidence in the company and its people as we embark together on this next phase of our transformation.

The Hague, the Netherlands, April 3, 2024

William L. Connelly

Chairman Board of Directors, Aegon

Annual Report on Form 20-F 2023 | 41

About Aegon Governance and risk management Financial information Sustainability information

Corporate governance

and Corporate Governance Statement

Aegon is a Bermuda exempted company with liability limited by shares, having its registered office in Hamilton, Bermuda. Aegon has its principal place of business in The Hague, the Netherlands, where its headquarters are. Aegon is registered with the Bermuda Registrar of Companies under number 202302830 and the Dutch trade register under number 27076669. Aegon, as a Bermuda company, is subject to Bermuda law and its governance is predominantly determined by Bermuda law, its bye-laws, its memorandum of continuance and its board regulations. On December 31, 2023, Aegon qualified as a non-resident company under the Dutch Non-Resident Company Act, due to which certain Dutch legal requirements, mainly relating to drawing up the annual accounts in accordance with Title 9 of Book 2 of the Dutch Civil Code, will apply. As Aegon is a company established in Bermuda, the Dutch Corporate Governance Code does not apply to Aegon.

The shareholders

Listing and shareholder base

Aegon’s common shares are listed on Euronext Amsterdam and the New York Stock Exchange. Aegon has institutional and retail shareholders around the world. More than three-quarters of shareholders are located in the United States, the Netherlands, and the United Kingdom. Aegon’s largest shareholder is Vereniging Aegon, a Dutch association with a special purpose to protect the broader interests of the company (Aegon) and its stakeholders.

General Meeting of Shareholders

A General Meeting of Shareholders (the “General Meeting”) is held at least once a year and, if deemed necessary, the Board of Directors (the “Board”) of the Company may convene an Extraordinary General Meeting. The main function of the General Meeting is to decide on (re)appointments to the Board, appointment of the auditor, the amendments of the bye-laws, adoption of the remuneration policy, approval of resolutions of the Board entailing a significant change in the identity or character of the Company or its business and any issue of Aegon shares exceeding 10% of Aegon issued share capital unless the Board determines that the issuance of shares is necessary or conducive for purposes of safeguarding, conserving or strengthening the capital position of Aegon.

At every annual General Meeting, the Board shall present shareholders with the annual accounts to be discussed during the meeting. The Board shall also annually present shareholders with a remuneration report that shall be put to an advisory vote, which shall not be binding on the Board or the Company.

Convocation

A General Meeting must be convened at least 30 days prior to the day of the General Meeting and shall be called by way of a press release and publication on the website. The notice shall specify the place, day and time of the meeting, the record date, means of electronic communication and the agenda of the meeting. General Meetings will be convened by the Board. Shareholders representing at least ten per cent (10%) of the paid-up share capital may request a General Meeting. Shareholders representing at least one per cent (1%) of the issued capital or one hundred (100) or more shareholders jointly may request one or more items to be added to the agenda of a General Meeting. Such a request must be received by the Company not less than six (6) weeks before the General Meeting. Matters that are not reserved for, or do not require a resolution of the General Meeting pursuant to the bye-laws or Bermuda law, may only be included as a non-voting discussion item that shall be non-binding to the company and the board unless otherwise and at its sole discretion determined by the Board.

Record date

The record date is used to determine shareholders’ entitlements with regard to their participation and voting rights in a General Meeting. The record date may be determined by the Board and may not be more than sixty (60) days before or later than twenty (20) business days before the date fixed for the General Meeting of Shareholders.

Attendance

Every shareholder is entitled to attend the General Meeting and vote either in person or by proxy granted in writing. This includes proxies submitted electronically. All shareholders wishing to take part must provide proof of their identity and shareholding and must notify the company ahead of time of their intention to attend the meeting. Aegon also solicits proxies from New York registry shareholders in line with common practice in the United States.

Voting at the General Meeting

At the General Meeting, each common share carries one vote. In the absence of a Special Cause, Vereniging Aegon casts one vote for every 40 common shares B it holds.

 42  |  Annual Report on Form 20-F 2023

Corporate governance

The Board of Directors

Aegon has a single tier Board consisting of eight Non-Executive Directors and one Executive Director. Details on the composition of the Board can be found on page 48. Subject to the provisions of the Bermuda Companies Act and the Company bye-laws, the Board manages and conducts the business of Aegon and is responsible for the general affairs of the Company, which includes setting the strategy of the Company. The Board may exercise all the powers of the Company except those powers that are required by the Bermuda Companies Act or the Company bye-laws to be exercised by the General Meeting. The members of the Board owe a fiduciary duty to Aegon to act in good faith in their dealings with or on behalf of Aegon and exercise their powers and fulfil the duties of their office honestly. In the exercise of its duties the Board shall take into account the long-term consequences of decisions, sustainability and the interest of all corporate stakeholders. For the purposes of a Director’s duty to act in the way he considers, in good faith, is in the best interests of the Company, the Director shall not be required to regard the benefit of any particular stakeholder interest or group of stakeholder interests as more important than any other.

Composition of the Board

The General Meeting appoints the members of the Board. If the appointment of a member of the Board is proposed by the Board, the General Meeting resolution requires a simple majority of the votes cast, while otherwise, the resolution requires a two-thirds majority of the votes cast, which majority must represent more than half of the of the then issued and outstanding shares.

Members of the Board will be appointed for a term of not more than four years and may be reappointed thereafter. After 12 years, a Non-Executive Director will no longer be considered independent. Aegon aims to ensure that the composition of the company’s Board is in line with Aegon’s Inclusion and Diversity Policy and is as such well-balanced in terms of professional background, geography, gender, and other relevant aspects of this policy. A profile, which is published on aegon.com as schedule to the board regulations, has been established that outlines the required qualifications of the members of the Board. If the removal or suspension of a member of the Board is proposed by the Board, the General Meeting resolution requires a simple majority of the votes cast, while otherwise, the resolution requires a two-thirds majority of the votes cast, which majority must represent at least half (1/2) of the then issued and outstanding shares. The Board determines the remuneration and other terms of service of the Executive Director and the Non-Executive Directors, with due observance of the remuneration policy for the Board. This remuneration policy is adopted by the General Meeting ultimately at the fourth annual general meeting held after the General Meeting in which the remuneration policy was most recently adopted.

The Board may, subject to its control, delegate all powers, authorities, and discretions relating to the day-to-day-operations and general business and affairs of Aegon to Aegon’s Chief Executive Officer (the “CEO”). The Board oversees the execution of its responsibilities and delegated powers, authorities and discretions by the CEO and any other person or committee to which the Board has delegated any of its duties and responsibilities and is ultimately responsible for the fulfillment of the Board’s duties by them.

Committees

The Board has four committees compromising solely of Non-Executive Directors. These committees are the:

▪	Audit Committee
▪	Risk Committee
▪	Compensation and Human Resource Committee
▪	Nomination and Governance Committee.

Please see page 58 for the composition of the Board’s committees and the Board Report for more information on the functioning of these committees

The Chief Executive Officer

The CEO is a member of the Board of Directors and is responsible for the day-to-day management and general business and affairs of the Company and the Group. In particular, the CEO is entrusted with all of the Board’s powers, authorities, and discretions in relation to the operational running of the Company, particularly powers, authorities, discretions including but not limited to: the operational running of the Company and the Business, developing the Company’s strategy for consideration, determination and approval by the Board and the implementation of such strategy, and managing performance of the business. Lard Friese is the Chief Executive Officer of Aegon.

The Executive Committee

The members of Aegon’s Executive Committee work alongside the CEO and help oversee operational issues and the implementation of Aegon’s strategy. Members are drawn from Aegon’s functional, business, and country units, and have both regional and global responsibilities. This ensures that Aegon is managed as an integrated international business. The Executive Committee provides vital support and expertise in pursuit of the company’s strategic objectives. Please see page 48 for the composition of the Executive Committee.

Capital, significant shareholders, and exercise of control

As a publicly listed company, Aegon is required to provide the following detailed information regarding any structures or measures that may hinder or prevent a third party from acquiring the company or exercising effective control over it.

Annual Report on Form 20-F 2023 | 43

About Aegon Governance and risk management Financial information Sustainability information

The capital of the company

Aegon has an authorized capital of EUR 720 million, divided into 4 billion common shares and 2 billion common shares B, each with a nominal value of EUR 0.12. As of December 31, 2023, a total of 1,814,726,912 common shares and 389,759,240 common shares B had been issued, whereby the common shares comprise 82% and the common shares B comprise 18% of the issued capital.

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

Significant shareholdings

On December 31, 2023, Vereniging Aegon, Aegon’s largest shareholder, held a total of 313,944,810 common shares and 381,813,800 common shares B.

Under the terms of the 1983 Merger Agreement, as amended in May 2013, Vereniging Aegon has the option to acquire additional common shares B. Vereniging Aegon may exercise its call option to keep or restore its total stake to 32.6% of the voting rights, irrespective of the circumstances that caused the total shareholding to be or become lower than 32.6%.

During 2023, the following agreements have been concluded between Aegon and Vereniging Aegon.

On August 16, 2023, the members of Vereniging Aegon voted to instruct the board of Vereniging Aegon, subject to the board’s fiduciary duties, to vote all of Vereniging Aegon’s Common Shares and Common Shares B (based on one vote per 40 Common Shares B) at Aegon’s next extraordinary general meetings on extraordinary general meetings of September 29, 2023 and September 30, 2023 in favor of Aegon’s redomiciliation from the Netherlands to Bermuda, by way of (i) a conversion into a Luxembourg S.A. followed by (ii) a conversion into a Bermuda Ltd. (the “Redomiciliation”). Following such vote of the members of Vereniging Aegon, the board of Vereniging Aegon is obligated, pursuant to the terms of the Voting Undertaking Agreement, dated as of June 29, 2023, between Aegon and Vereniging Aegon, and subject to the board’s fiduciary duties, to vote all of such shares in favor of the Redomiciliation.

On December 8, 2023, Aegon entered into a share repurchase agreement with Vereniging Aegon, pursuant to which the Vereniging Aegon agreed to participate in the second and third tranche of the Aegon’s current 1.5 billion Euro share buyback program and Aegon agreed to repurchase a certain number of Common Shares from Vereniging Aegon for an aggregate consideration equal to EUR 139.5 million Euro which will be equally distributed over the total number of trading days during the remainder of the current share buy back program of Aegon. The number of Common Shares that Aegon will repurchase from Vereniging Aegon will be determined based on the daily volume-weighted average price per common share on Euronext Amsterdam on a weekly basis.

On December 18, 2023, Aegon repurchased 112,619,440 common shares B from Vereniging Aegon for the amount of EUR 14,804,951.58 based on 1/40th of the Value Weighted Average Price of the common shares of the five trading days preceding this transaction. The repurchase of common shares B was executed to bring the aggregate holding of voting shares by Vereniging Aegon in Aegon more in line with its special cause voting rights of 32.6% following the completion of the Share Buy Back Programs, initiated by Aegon in July 2023 following the completion of the transaction with a.s.r.

For an overview of other significant shareholders, please see paragraph “other major shareholders” in the chapter Major Shareholders on page 383.

 44  |  Annual Report on Form 20-F 2023

Corporate governance

Special control rights

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

A Special Cause may include:

▪	The acquisition by a third party of an interest in Aegon amounting to 15% or more
▪	A tender offer for Aegon shares, or
▪	A proposed business combination by any person or group of persons, whether acting individually or as a group, other than in a transaction approved by the company’s Board

If Vereniging Aegon, acting at its sole discretion, determines that a Special Cause has arisen, it must notify the General Meeting of Shareholders. In this event, Vereniging Aegon retains full voting rights on its common shares B for a period limited to six months. Vereniging Aegon would, for that limited period, command 32.6% of the votes at a General Meeting of Shareholders.

Based on the Voting Rights Agreement, Vereniging Aegon has a right to, at its own discretion, take the decision to exercise its full voting rights on common shares B. Vereniging Aegon may exercise this right unilaterally and independent of Aegon and therefore also irrespective of any decisions of the Board of Aegon.

Issue and repurchase of shares

In accordance with Bermuda law, the Board will be authorized to issue Aegon shares up to Aegon Ltd.’s authorized capital. However, the bye-laws determine that any issue of Aegon shares exceeding 10% of Aegon’s issued share capital, requires a resolution of the General Meeting, unless the Board determines that the issuance of shares is necessary or conducive for purposes of safeguarding, conserving or strengthening the capital position of Aegon. As a result, other than in the case as described in the previous sentence, any transaction which would require the issuance of more than 10% of Aegon’s issued share capital will require shareholder approval.

In September 2023, Aegon announced that it will propose an amendment to its bye-laws on the Annual General Meeting 2024, to include in the bye-laws that upon the issuance of common shares, each holder of common shares will have pre-emptive rights in proportion to the number of common shares held by such shareholder and that the General Meeting can authorize the Board to limit or exclude pre-emptive rights. Annually Aegon will request (i) an authorization to exclude pre-emptive rights for up to 10% of the issued share capital, and (ii) an authorization to exclude pre-emptive rights for share issuances for purposes of safeguarding, conserving, or strengthening Aegon’s capital position. Issuances for equity compensation plans or against a non-cash contribution will be excluded from pre-emptive rights.

Aegon is entitled to acquire its own fully paid-up shares, providing it acts within the parameters set by Bermuda law and the Dutch Non-Resident Companies Act. In September 2023, Aegon confirmed that it will propose an amendment to its bye-laws at the Annual General Meeting of Shareholders 2024, to include in the bye-laws that a resolution to declare a final dividend and a resolution regarding the acquisition of own shares by Aegon will require an authorization from the General Meeting. Aegon will request this authorization annually.

Transfer of shares

There are no restrictions on the transfer of common shares. Common shares B can only be transferred with the prior approval of Aegon’s Board.

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

Share plan

Senior executives at Aegon companies and some other employees are entitled to variable compensation of which part is granted in the form of shares. For further details, please see the Remuneration Report on page 62 and note 44 of the notes to Aegon’s consolidated financial statements on page 315. Under the terms of existing share plans the vesting of granted rights is predefined. The shares shall vest as soon as possible in accordance with payroll requirements of the relevant subsidiary after the adoption of the company’s Integrated Annual Report at the Annual General Meeting in the year of vesting of these shares.

Appointing, suspending, or dismissing Board members

The General Meeting appoints the members of the Board. If the appointment of a member of the Board is proposed by the Board, the General Meeting resolution requires

Annual Report on Form 20-F 2023 | 45

About Aegon Governance and risk management Financial information Sustainability information a simple majority of the votes cast, while otherwise, the resolution requires a two-thirds majority of the votes cast, which majority must represent more than half of the issued share capital. Members of the Board will be appointed for a term of not more than four years. If the removal or suspension of a member of the Board is proposed by the Board, the General Meeting resolution requires a simple majority of the votes cast, while otherwise, the resolution requires a two-thirds majority of the votes cast, which majority must represent more than half of the issued share capital.

Amending the bye-laws

The Board resolves on an amendment of the bye-laws. In order for such amendment to take effect, it must be approved by the General Meeting. An amendment of the memorandum of continuation needs to be approved by the Board and the General Meeting. Under Bermuda law, shareholders who, alone or jointly, represent at least 20%

of Aegon Ltd.’s paid-up share capital or any class thereof have the right to, within 21 days after a resolution to amend the memorandum of continuation has been adopted by the General Meeting, apply to the Supreme Court of Bermuda for an annulment of such amendment of the memorandum of continuation, other than an amendment which alters or reduces Aegon’s share capital as provided in Bermuda law. No application may be made by Shareholders voting in favor of the amendment.

Diversity and Management and Control systems Management and Control Systems relating to financial reporting

Information on Management and control systems relating to the process of financial reporting can be found on page 94.

Diversity

Information on Diversity can be found on page 30.

 46  |  Annual Report on Form 20-F 2023

Sustainability governance

Sustainability governance

Key roles

Aegon’s Board of Directors has ultimate oversight over sustainability. Through its Nomination and Governance Committee, the Board of Directors is advised and kept appraised of business and regulatory developments regarding sustainability.

Advice on Aegon’s sustainability approach is provided by the Global Sustainability Board (GSB), which is supported by the Corporate Sustainability team. The GSB is a senior management committee established in December 2021, to enhance overall governance and oversight of Aegon’s company-wide approach to sustainability. The GSB meets quarterly and advises the Executive Committee on Aegon’s strategic sustainability approach, including the two priority themes: climate change, and inclusion and diversity. It is chaired by the CEO of the Americas and consists of senior-level representatives from across the company, including five members of the Executive Committee.

The GSB’s core function is to steer and strengthen the sustainability approach across Aegon’s business units, and it is supported by the local sustainability boards. This includes the validation of Aegon’s double materiality assessment as required by the CSRD. This includes the validation of Aegon’s double materiality assessment, which assesses sustainability measures, as required by the CSRD. Key actions include formulating sustainability-focused commitments, key performance indicators (KPIs), and targets; and tracking these.

Incentives

As per our Remuneration Policy for the Executive Director, at least 50% of the CEO variable compensation must be determined by non-financial performance indicators, where at least one must be ESG-related. Moreover, a significant risk or compliance incident related to ESG may result in a malus adjustment or claw-back of the CEO’s variable compensation.

Risk management

The Group Risk & Capital Committee (GRCC) oversees the Financial Risk Management’s climate scenarios that analyze the potential impacts of climate change on our financial accounts. The Non-Financial Risk Committee (NFRC) oversees Risk Governance’s annual climate risk assessment that identifies possible physical and transition risks that could impact Aegon.

The Compliance function conducts Aegon’s biennial Human Rights Risk Assessment. The Compliance function also annually assesses ethics and culture via the Systematic Integrity Risk Assessments (SIRA), part of which is to assure these are in compliance with the Code of Conduct and Aegon’s core values. This is also overseen by the NFRC.

Annual Report on Form 20-F 2023 | 47

About Aegon Governance and risk management Financial information Sustainability information

Composition of the Board and Executive Committee

Members of the Executive Committee1

Lard Friese (1962, Dutch)

CEO and Chairman of the Executive Committee, and executive member of the Board of Directors of Aegon Ltd.

Matthew J. Rider (1963, American)

CFO and member of the Executive Committee

Matt Rider began his career at Banner Life Insurance Company and held various management positions at Transamerica, Merrill Lynch Insurance Group, and ING before joining Aegon. From 2010 to 2013, he was Chief Administration Officer and a member of the Management

Board at ING Insurance, based in the Netherlands. In this role he was responsible for all ING’s insurance and asset management operations, and specifically for Finance and Risk Management.

Mr. Rider joined Aegon on January 1, 2017, and is CFO and member of the Executive Committee of Aegon.

Elisabetta Caldera (1970, Italian)

Chief Human Resources Officer and member of the Executive Committee

Elisabetta Caldera started her career in Human Resources (HR) in 1994 at Foster Wheeler and soon moved to ABB Alstom.

In 2004, she joined Vodafone Italy where she was appointed Human Resources and Organization Director and member of the Management Board Vodafone Italy. Ms. Caldera moved to Vodafone Group in UK as Human Resources Director for the Global Technology function and finally was appointed as HR Director for Europe Cluster & Egypt in 2018.

Ms. Caldera joined Aegon on June 1, 2021, as Chief HR Officer and is a member of Aegon’s Executive Committee.

Ms. Caldera is a former member of the Supervisory Board of Renantis (formerly known as Falck Renewable).

Will Fuller (1971, American)

CEO of Aegon Americas and member of the Executive Committee

Will Fuller has 30 years of experience in financial services, including life insurance, annuities, retirement plans and wealth management. Prior to joining Aegon, Mr. Fuller served as Executive Vice President of Lincoln Financial Group. His responsibilities included leading growth strategies, product and distribution innovation, and governance. His previous experience also includes Merrill Lynch, where he was responsible for product and distribution for Wealth Management in the Americas.

Mr. Fuller was appointed as a member of Aegon’s Executive Committee in March 2021. He has been actively engaged in the financial services industry, most recently in forming the Alliance for Lifetime Income were he serves as Operating Committee Chairman. Mr. Fuller is a board member of the American Council of Life Insurers and LL Global, Inc. (LIMRA/LOMA), and a former board member of Forum for Investor Advice, Money Management Institute, and Insured Retirement Institute.

[1]	Per September 30, 2023, Aegon’s Management Board was renamed Executive Committee.

 48  |  Annual Report on Form 20-F 2023

Composition of the Board and Executive Committee

Mike Holliday-Williams (1970, British)

CEO of Aegon UK and member of the Executive Committee

Mike Holliday-Williams started his career with WHSmith in 1991 as a graduate trainee, working as a Retail Manager in many UK stores and in Business Development. In 1997, he joined Centrica where he had several general management and marketing roles in British Gas, before becoming the Residential & Marketing Director of Centrica Telecoms/One.Tel in 2004.

In 2006, Mr. Holliday-Williams joined RSA, becoming the UK Managing Director of Personal Lines in 2008, responsible for MORE THAN, Partnerships, and the Broker businesses. In 2011, he moved to Copenhagen to become the CEO of RSA Group’s Scandinavian businesses, Codan A/S and Trygg-Hansa, and he also became a member of the RSA Group Executive Board. In 2014, he moved to Direct Line Group (DLG) to become MD of the Personal Lines business, joining the Board of DLG in February 2017.

Mr. Holliday-Williams joined Aegon UK in October 2019, to take over as CEO. He became a member of Aegon’s Executive Committee in March 2020.

Astrid Jäkel (1977, German)

Chief Risk Officer and member of the Executive Committee

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

Ms. Jäkel was appointed CRO of Aegon and member of the Aegon’s Executive Committee in March 2022. Her responsibilities include managing Aegon’s Group Risk and Actuarial functions, along with maintaining the Group’s Risk Management framework and overseeing the risk management capabilities.

Marco Keim (1962, Dutch)

CEO of Aegon International and member of the Executive Committee

Marco Keim began his career with accountancy firm Coopers & Lybrand/Van Dien, before moving to the aircraft manufacturer Fokker Aircraft and NS Reizigers, part of the Dutch railway company, NS Group.

In 1999, he joined Swiss Life in the Netherlands as a member of the Board and was appointed CEO three years later. Mr.

Keim was appointed CEO of Aegon the Netherlands and member of Aegon’s Executive Committee in June 2008. From 2017 to 2020, Mr. Keim headed Aegon’s operations on mainland Europe. Since January 2020, Mr. Keim is responsible for Aegon’s insurance joint ventures in Brazil and China, its businesses in Spain & Portugal, its high-net-worth insurance business, as well as several ventures in Asia.

Mr. Keim is a former member of the Supervisory Board of Eneco Holding N.V.

Onno van Klinken (1969, Dutch)

General Counsel and member of the Executive Committee

Onno van Klinken has almost 30 years’ experience providing legal advice to a range of companies and leading Executive Board offices. Mr. Van Klinken started his career at Allen & Overy, and previously worked for Aegon between 2002 and 2006.

He then served as Corporate Secretary for Royal Numico, before it was acquired by Groupe Danone. His next position was as General Counsel for the Dutch global mail and express group TNT, where he served from 2008 until the legal demerger of the group in 2011. This was followed by General Counsel positions at D.E. Master Blenders 1753 and Corio N.V.

Mr. Van Klinken rejoined Aegon in 2014 as General Counsel responsible for Group Legal, Compliance, the Board Office, and Government and Policy Affairs. Mr. Van Klinken has been a member of Aegon’s Executive Committee since August 2016. Mr. Van Klinken was appointed member of the Board of Stichting Continuïteit SBM Offshore in December 2016.

Annual Report on Form 20-F 2023 | 49

About Aegon Governance and risk management Financial information Sustainability information

Bas NieuweWeme (1972, Dutch)

Global CEO of Aegon Asset Management and member of the Executive Committee

Bas NieuweWeme was appointed Global CEO of Aegon Asset Management and member of the Executive Committee in June 2019. Having obtained a Master of Laws (2000) and an Executive MBA in 2007, Mr. NieuweWeme has worked in global investment management for more than 20 years.

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

He is also a member of the Board of Directors of The Netherlands-America Foundation (NAF), a member of the Leadership Council of AmeriCares, a non-profit disaster relief and global health organization, and a member of the advisory council of Diversity Project Europe.

Duncan Russell (1978, British)

Chief Transformation Officer and member of the Executive Committee

Duncan Russell has worked most of his professional career in the financial services sector, lastly as CFO and Board member at Admiral Financial Services, the financial services subsidiary of Admiral Group, a UK based insurance company, responsible for finance, analytics, funding, credit risk and pricing.

Before joining Admiral Group, Mr. Russell was Head of Group Strategy and Corporate Finance at NN Group N.V., the Netherlands, where he was responsible for capital management, treasury, M&A, and the group’s strategy.

Before joining NN Group N.V., Mr. Russell held various positions at financial services groups in London.

Mr. Russell was appointed Chief Transformation Officer and member of the Executive Committee of Aegon on August 2020.

Deborah Waters (1967, American)

Chief Technology Officer and member of the Executive Committee

Deborah Waters began her career at aerospace group Lockheed Martin in 1989 before moving to software consultancy group Seer Technologies.

In 1995, she joined Citigroup Inc., where she held various technology leadership positions in the intervening years. Most recently she served for over five years as Citi’s Global Head of Private Bank Operations and Technology. Additionally, Ms. Waters was the Head of Inclusion and Diversity for Citi’s Institutional Client Group Operations and Technology.

Previous roles include leading Client Centric and Equities Technology, supporting the Equities, Research, Commercial Bank, Citi Velocity, and Markets Sales businesses. She also served as the Chief Operating Officer for the Markets Technology organization during her tenure there. Before moving to Markets Technology, Ms. Waters managed Markets and Operational Risk Technology for the organization where she started as a developer of risk solutions.

Ms. Waters joined Aegon as of February 2022 as Chief Technology Officer and is a member of Aegon’s Executive Committee. Ms. Waters is member of the Board of Directors of RanMarine Technology BV (not-listed).

 50  |  Annual Report on Form 20-F 2023

Composition of the Board and Executive Committee

Board of Directors1

William L. Connelly (1958, French)

Chairman of the Board of Directors

Chairman of the Nomination and Governance Committee Member of the Compensation and Human Resource Committee

Bill Connelly started his career at Chase Manhattan Bank, fulfilling senior roles in commercial and investment banking in France, the Netherlands, Spain, the United Kingdom, and the United States. He was appointed to Aegon’s Board in 2017 and became Chairman in May 2018. His current term ends in 2025.

Mr. Connelly is chairman of the Board of Directors, chairman of the Nomination and Governance Committee and member of the Compensation and Human Resource Committee. Mr. Connelly is an independent Director at the Board of Directors of Société Générale, Chairman of the Board of Directors of Amadeus IT Group S.A., and is a former member of the Board of Directors of Singular Bank, SA. (not listed).

Lard Friese (1962, Dutch)

CEO and Chairman of the Executive Committee, and (executive) member of the Board of Directors

Lard Friese earned a Master of Laws degree at the University of Utrecht. He has worked most of his professional career in the insurance industry, including 10 years at Aegon between 1993 and 2003. He was employed by ING as from 2008, where he held various positions. In July 2014, upon the settlement of the Initial Public Offering of NN Group N.V., he became the CEO of NN Group. During his tenure at NN Group, he led a wide range of businesses in Europe and Asia and created a stable platform for growth and shareholder value.

He has extensive experience in the areas of insurance, investment management, customer centricity, mergers and acquisitions, and business transformation. Mr. Friese was appointed CEO Designate as of March 1, 2020, and has been appointed Executive Director of the Board until the end of the AGM to be held in 2024. Mr. Friese is CEO and Chairman of the Executive Committee of Aegon Ltd.

Mr. Friese is also a member of the Supervisory Board of ASR Nederland N.V. and a member of the Supervisory Board of Pon Holdings B.V. (non-listed). Mr. Friese is also a member of the Board of Directors of The Geneva Association, the leading global think tank for the insurance industry.

Corien M. Wortmann-Kool (1959, Dutch)

Vice Chairman of the Board of Directors

Member of the Audit Committee

Member of the Nomination and Governance Committee

Corien M. Wortmann-Kool was Chairman of the Board of Stichting Pensioenfonds ABP, the Dutch public sector collective pension fund until December 2022, and is a former Member of the European Parliament and Vice President on Financial, Economic and Environmental affairs for the EPP Group (European People’s Party). She was appointed to Aegon’s Board in May 2014, and her current term ends in 2024.

She is Vice Chairman of the Board of Directors, and a member of the Audit Committee and the Nomination and Governance Committee.

Ms. Wortmann-Kool is a member of the Board of Directors of DSM-Firmenich AG., Chairperson of the Supervisory Board of Netspar, and a member of the Advisory Committee of the Financial Markets Authority. She is a former member of the Supervisory Board of Het Kadaster, and a former member of the Supervisory Board of Save the Children Nederland.

[1]	Per September 30, 2023, Aegon’s Supervisory Board transitioned to the Board of Directors following redomiciliation to Bermuda.

Annual Report on Form 20-F 2023 | 51

About Aegon Governance and risk management Financial information Sustainability information

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

Mr. Ellman was appointed to Aegon’s Board in 2017, and his current term ends in 2025. He is a member of the Risk Committee and the Nomination and Governance Committee. Mr. Ellman was a Non-Executive Director of Aegon USA from 2012 to 2017.

Karen Fawcett (1962, British)

Member of the Risk Committee

Member of the Compensation and Human Resource Committee

Karen Fawcett was formerly CEO Retail, Brand and Marketing for Standard Chartered Bank, which focused primarily on Asia, Africa, and the Middle East. Her broad career across complex global businesses covers wholesale and retail banking, global strategy, technology transformation, and brand and marketing.

Prior to her career in banking, Ms. Fawcett was Partner at global management and information technology consultancy firm Booz, Allen & Hamilton, where she advised insurers, banks, and asset managers on a wide range of strategic, technological, and operational transformations.

Ms. Fawcett was appointed to Aegon’s Board in May 2022 and her current term ends in 2026. She is a member of the Compensation and Human Resource Committee and a member of the Risk Committee.

Ms. Fawcett holds several non-executive director positions, with a portfolio across financial services and digital transformation, education, and climate change mitigation. These positions are with the following non-listed entities: the LGT Group Foundation; Temus; Global Evergreening Alliance; and BetterTradeOff. Ms. Fawcett is a former member of the Board of Directors of INSEAD.

Jack McGarry (1958, American)

Chairman of the Audit Committee

Member of the Compensation and Human Resource Committee

Jack McGarry is a former actuary who spent the majority of his career at Unum Group, an NYSE-listed provider of workplace financial protection benefits. He has held various leadership roles in risk management, in finance, as CEO of Unum’s business in the United Kingdom, and CEO of Unum’s Closed Block.

His last position at Unum was as Chief Financial Officer (CFO). As CFO, he successfully led the transformation of the finance organization by outsourcing transactional processes, driving automation across the organization, implementing accounting and financial planning & analysis platforms and modelling, and navigating the company through the implementation of tax reform. This experience underscores his in-depth knowledge of the insurance industry and his integral perspective on managing an insurance company. Mr. McGarry was appointed to Aegon’s Board in June 2021, and his current term ends in 2025. Mr. McGarry is Chairman of the Audit Committee and member of the Compensation and Human Resource Committee.

 52  |  Annual Report on Form 20-F 2023

Composition of the Board and Executive Committee

Caroline Ramsay (1962, British)

Chairman of the Risk Committee

Member of the Audit Committee

Caroline Ramsay gained a Master’s degree in Natural Sciences in 1984 at Cambridge. She started her professional career at KPMG in Ipswich and London, where she qualified as a Chartered Accountant in 1987. During her long career, Ms. Ramsay gained substantial experience in Finance and Audit at large insurance companies. In addition to her strong financial background, Ms. Ramsay acquired extensive managerial expertise in executive roles at Norwich Union plc (now Aviva plc) and RSA.

Ms. Ramsay holds various Non-Executive Board positions. In 2013, she joined the board of Scottish Equitable – and as of 2017 also the boards of Aegon UK plc and Cofunds Ltd. – where she served as the Audit Committee Chair until

May 14, 2020. Ms. Ramsay was appointed to Aegon’s Board in May 2020 and her current term ends in 2024. She served as Chairman of the Audit Committee and as a member of the Risk Committee until August 2023 and is currently Chairman of the Risk Committee and a member of the Audit Committee.

Ms. Ramsay is senior independent Director of the Board of Brit Syndicates Ltd. (non-listed), a member of the Board of Directors of Ardonagh Specialty Holdings Ltd. (non-listed), and a member of the Board of Directors of Tesco Underwriting Ltd. (non-listed). Ms. Ramsay is a member of the FCA Regulatory Decisions Committee and member of the Payment Systems Regulator’s Enforcement Decisions Committee. Ms. Ramsay is a former member of the Board of Directors of Aberdeen UK Smaller Companies Growth Trust plc.

Thomas Wellauer (1955, Swiss)

Member of the Audit Committee

Member of the Compensation and Human Resource Committee

Thomas Wellauer started his professional career at McKinsey & Company, where he served as Senior Partner and Practice Leader. He held various executive management positions at multi-industries, including financial services, pharmaceuticals, and chemicals. Among others, he served on the Executive Committees of Winterthur, Credit Suisse, Novartis, and Swiss Re. His most recent position from 2010 to 2019 was Group Chief Operating Officer of Swiss Re. During his career, Mr. Wellauer also served as independent

Director on the boards of several global companies such as Munich Re and Syngenta.

Mr. Wellauer was appointed to Aegon’s Board in May 2020, and his current term ends in 2024. He is a member of the Audit Committee and a member of the Compensation and Human Resource Committee.

Mr. Wellauer is Chairman of the Board of Directors of SIX Group (not listed), and Chairman of the Board of Trustees of the University Hospital Zurich Foundation. Mr. Wellauer is the former Chairman of the International Chamber of Commerce in Switzerland.

Dona D. Young (1954, American)

Chairman of the Compensation and Human Resource Committee

Member of the Nomination and Governance Committee Member of the Risk Committee

Dona D. Young is an executive/board consultant and retired Chairman, President, and Chief Executive Officer of The Phoenix Companies, which was an insurance and asset management company at the time of her tenure. She was appointed to Aegon’s Board in 2013, and her current term will end in 2025.

She is Chairman of the Compensation and Human Resource Committee, member of the Nomination and Governance Committee, and member of the Risk Committee.

Ms. Young is member and Chairman of the Board of Directors of Foot Locker, Inc. Furthermore, Ms. Young is a Director of the Board of Spahn & Rose Lumber Company (not listed), member of the Board of the National Association of Corporate Directors, and independent Director of the Board of Directors of USAA.

Annual Report on Form 20-F 2023 | 53

About Aegon Governance and risk management Financial information Sustainability information

Report of the Board of Directors

On June 30, 2023, Aegon announced its intention to change its legal domicile from the Netherlands to Bermuda to facilitate the transfer of Aegon’s group supervision from the Dutch Central Bank to the Bermuda Monetary Authority. The change in legal domicile was effectuated following the approval from the Shareholders for the cross-border conversion during the Extraordinary General Meetings of Shareholders held on September 29 and September 30, 2023.

Following the redomiciliation, Aegon, as a Bermuda Ltd., is subject to Bermuda law and its governance is predominantly determined by Bermuda law, its Bye-Laws, and its Board Regulations.

Board of Directors

Aegon has a one-tier board consisting of nine Directors. Aegon’s independent Non-Executive Directors are the former Aegon N.V. Supervisory Board members, and Aegon’s CEO, Lard Friese, has joined the Board as the sole Executive Director.

The Board manages and conducts the business of the Company and is responsible for the general affairs of the Company, which includes setting and evaluating the Company’s strategy, management’s policies, and the effectiveness with which management implements its policies and overseeing compliance with legal and regulatory requirements.

The Board has four committees, comprising solely of Non-Executive Directors: the Audit Committee, the Risk Committee, the Nomination and Governance Committee, and the Compensation and Human Resource Committee. The committees report to the Board on their activities, identifying any matters on which they consider action or improvements are needed, and making recommendations to the Board as to the steps to be taken. For more information about the functioning of the committees, please see the Committee Charters on aegon.com.

2023 topics

2023 has been an important year of transition for Aegon and the Board. A significant amount of time was allotted to the items listed below.

Redomiciliation and group supervision

The Board discussed in depth the redomiciliation of the legal seat with management and external advisors during additional meetings outside the regular cycle of meetings. Following the closure of the transaction with a.s.r., Aegon no longer had a regulated insurance business in the Netherlands. Under EU Solvency II insurance regulation, DNB could no longer act as group supervisor and thus a new group supervisor was required. The Board, together with management, explored various options and their viability to support Aegon’s global strategy.

Following discussions in the college of supervisors, the Bermuda Monetary Authority (BMA) informed Aegon that it would become its group supervisor after transferring Aegon’s legal seat to Bermuda. The Board, in close consultation with Aegon’s leadership and external advisors, concluded that the proposed move is in the best interest of the company’s stakeholders and provides the company with the stability needed to continue executing its strategy. The transfer of the legal seat to Bermuda allows Aegon to maintain its headquarters in the Netherlands.

Governance and stakeholder management

The Board and management have engaged extensively with shareholders and other stakeholders on the redomiciliation and the governance structure of Aegon Ltd. The Board has taken into account the feedback received form stakeholders with respect to Aegon’s initial plans regarding governance. Based on the feedback, it was decided to include a binding vote on Aegon Ltd.’s remuneration policy at least every four years, and a binding vote on major acquisitions and divestments in Aegon Ltd.‘s bye-laws. Furthermore, the Board committed to submit for approval to the first Aegon Ltd. general meeting of shareholders to be held in 2024 an amendment to the Aegon Ltd. bye-laws, to include the following provisions: (i) introduction of pre-emptive rights for the issuance of common shares (ii) shareholder approval for

 54  |  Annual Report on Form 20-F 2023

Report of the Board of Directors

share buy-backs and (iii) shareholder approval for annual final dividend payments. It was further taken into account that the redomiciliation allowed the company to maintain its listings on Euronext Amsterdam and the NYSE, bringing stability to our shareholders, and to remain a Dutch tax resident. The Board of Aegon therefore concluded that the move is in the best interest of shareholders, and provides stability for the group to continue to execute upon its announced strategy. More generally, stakeholder engagement continues to be an important topic for the Board and stakeholder interests are taken into account in the decision making process.

Sustainability

Sustainability is a central element of our strategy and an area of specific attention for the Board. The Board has ultimate oversight over sustainability and is advised and kept appraised of business and regulatory developments regarding sustainability through its Nomination and Governance Committee. Other committees also address wider social and governance matters, as linked to their area of responsibility. In 2023, the Board was regularly updated on the progress of Aegon’s Sustainability approach and relevant sustainability developments. These updates included discussions on the double materiality assessment and resultant material sustainability themes, progress on Aegon’s key sustainability metrics and the controls related to sustainability reporting. The wider governance of sustainability is described on page 47 of this report and this structure drives delivery of the Aegon’s sustainability ambitions and alignment on sustainability across the business. The Board supports Aegon’s approach to sustainability and consequently considers sustainability issues in its decision-making.

IFRS 17 accounting

On July 12, 2023, Aegon published its financial supplement for both half-year and full-year 2022 under the IFRS 9 and IFRS 17 accounting standards that became effective on January 1, 2023. The Board had many interactions with management on the implementation of the new accounting standard, the implications for Aegon, and industry comparison. IFRS 17 is the first international accounting standard for insurance contracts and aims to create more consistency and comparability between companies. While the new accounting standard will impact Aegon’s financial reporting, it will not impact its strategy, capital management approach, financial targets, nor its outlook. The Board was well informed about the new accounting standard and frequently discussed the financial IFRS results and disclosures. The Board is very pleased with Aegon’s hard work and proven flexibility which resulted in a well-managed implementation process.

Other 2023 topics

In addition, the Board addressed, among others, the following topics in 2023:

▪	The implementation of the a.s.r. transaction, including transition reports;

▪	The one-tier governance structure, including the Bye-laws, the Board Regulations, and other corporate governance matters;

▪	The remuneration philosophy and framework, executive remuneration, and succession planning;

▪	Communication and stakeholder management with regard to the redomiciliation;

▪	The self-evaluation of the 2022 Board performance;

▪	The global employee survey results and the HR plan;

▪	The Annual Report 2022;

▪	The Group target operating model;

▪	The strategic preparations and communication related to the June 2023 Capital Markets Day, emphasizing the Transamerica strategy, performance, and growth ambitions;

▪	Brand architecture;

▪	The regular business updates;

▪	The group strategic deliberations and considerations;

▪	The approval of the 2022 financial results, the 2023 interim financial results, and the (interim) dividends;

▪	The funding plan and funding authorization;

▪	Capital generation and solvency capital positions;

▪	Enterprise risk management, information security, and cybersecurity;

▪	The Budget and Medium Term Plan;

▪	Human resources, including talent development, organizational health developments, cultural change, and diversity;

▪	Regulatory changes at both regional and global levels;

▪	Tax policy and developments;

▪	Technology and strategy, developments, and innovations; and

▪	The active management of the business portfolio, including acquisitions, divestments, and balance sheet transactions.

Independent Auditor

During the 2023 AGM, Ernst & Young Accountants LLP was appointed as Aegon N.V.’s independent auditor for the Annual Accounts 2024 through 2028. Following the redomiciliation, the Board proposed for approval to the shareholders meeting the appointment of auditor PricewaterhouseCoopers Accountants N.V. as the independent auditor of Aegon Ltd. for the Annual Accounts of 2023 and to appoint Ernst & Young Accountants LLP as independent auditor of Aegon Ltd. for the Annual Accounts of 2024. Both proposals were approved by the general meeting of shareholders in September 2023.

2024 focus areas

In 2024, Aegon will continue its transformation process. Focus will be on the business units delivering on their ambitions in line with the budget/medium term plan. The Board will closely monitor the growth developments and the

Annual Report on Form 20-F 2023 | 55

About Aegon Governance and risk management Financial information Sustainability information value creation of the individual business units and the further strengthening of the economic balance sheet. Following the redomiciliation, the Board will discuss enhancements to the governance structure while continuing to comply with new and existing regulations. This includes setting the proposal for a new remuneration framework, and making adjustments to the bye-laws and other corporate governance charters. Other areas of attention relate to (IT) security, data protection, hedging programs, financial and sustainability reporting, (IFRS) accounting, controls, and employee wellbeing. Also, the Board will follow external developments, such as artificial intelligence, and discuss potential risks to the company, such as climate risk, and geopolitical developments.

Process and meetings

The Board and the Committee meetings are scheduled on a regular basis and the agendas are mostly based of a rolling calendar. The meeting schedule is set two years in advance and allows for sufficient flexibility to address both regular and non-routine matters. Board papers are often submitted well in advance of the meetings and are distributed and filed by the board office under the management of the Company Secretary. On the request of the Board, Board (committee) meetings are attended by senior management or others. Minutes of the meetings are made and kept by the Company Secretary.

Composition of the Board

The Composition of the Board is discussed regularly in Board meetings and in particular by the Nomination and Governance Committee. During the 2023 Annual General Meeting held on May 25, 2023, Ms. Dona Young was reappointed as member of the Board for an extended term of two years until the end of the AGM to be held in 2025. At the same time, Mr. Ben Noteboom stepped down as member of the Board. The Board would like to thank Mr. Noteboom for all his years of dedication, contribution, and commitment.

During the Extraordinary General Meeting of Shareholders dated September 29, 2023, all the current Board members were appointed to the Board of Directors of Aegon Ltd. in line with the retirement schedule of the members of the Supervisory Board of Aegon N.V. or with the term for which the Chief Executive Officer was appointed as member of the Executive Board of Aegon N.V.

On November 9, 2023, the Board announced to propose to its 2024 Annual General Meeting the appointment of Mr. Albert Benchimol as a Non-Executive member of the Board of Directors.

On March 1, 2024, the Board announced it intends to nominate Lard Friese for re-election as Executive Director and CEO at the 2024 Annual General Meeting, for a further four years.

An induction program for new Directors is in place. The program is regularly updated to reflect changes in the environment in which Aegon operates, including regulatory changes. The program is tailored to the needs of individual Board members.

An overview of the composition of the Board of Directors in 2023 can be found on page 48 of this Integrated Annual Report. The retirement schedule is available as part of the Board Regulations on aegon.com.

 56  |  Annual Report on Form 20-F 2023

Report of the Board of Directors

The table underneath depicts, among other things, the tenure, the attendance of the board members, and the number of meetings held.

	unit	2023	2022	%

Board members1)

Board of Directors

Executive Board members

Total members	nr	1	2	(50%	)

Average tenure	years	4	4	(6%	)

Average age	years	61	60	3%

Non-executive Board members

Total members	nr	8	9	(11%	)

Proportion of independent non-executive members	%	100%	n.a.	n.a.

Average tenure	years	6	4	33%

Average age	years	65	64	2%

Executive Committee

Total members	nr	11	12	(8%	)

Average tenure	years	5	4	17%

Average age	years	54	52	3%

Board gender diversity

Board of Directors2)

Number of women in Board of Directors	nr	4	n.a.	n.a.

Proportion of women in Board of Directors	%	44%	n.a.	n.a.

Executive Committee3)

Number of women in Executive Committee	nr	3	4	(25%	)

Proportion of women in Executive Committee	%	27%	33%	(6pp	)

Board oversight

Board of Directors

Number of regular meetings4)	nr	2	n.a.	n.a.

Proportion of regular meetings fully attended	%	100%	n.a.	n.a.

Supervisory Board

Number of regular Supervisory Board meetings	nr	5	7	(29%	)

Proportion regular Supervisory Board meetings fully attended	%	100%	100%	0pp

Audit Committee

Number of meetings	nr	6	6	0%

Proportion of meetings fully attended	%	100%	100%	0pp

Risk Committee

Number of meetings	nr	5	6	(17%	)

Proportion of meetings fully attended	%	80%	100%	(20pp	)

Compensation and Human Resource Committee5)

Number of meetings	nr	6	6	0%

Proportion of meetings fully attended	%	100%	100%	0pp

Nomination and Governance Committee

Number of meetings	nr	6	6	0%

Proportion of meetings fully attended	%	100%	100%	0pp

Number of additional meetings/calls6)	nr	14	17	(18%	)

Proportion of additional meetings/calls fully attended	%	71%	76%	(5pp	)

[1]

Aegon changed its governance structure to a one-tier Board of Directors as a consequence of the redomiciliation to Bermuda. The Board of Directors consists of independent Non Executive Board members, previously known as the Supervisory Board, and the Executive Board member - the CEO. The Board of Directors is supported by the Executive Committee, which was previously named Management Board.

[2]

The Board of Directors includes both an Executive Board member (the CEO) and Non Executive Board members. In previous years, this responsibility was shared between the Executive Board (the CEO and CFO) and Supervisory Board.

[3]	The Executive Committee was previously named Management Board.
[4]

As a result of the one-tier board structure and the establishment of the new Board of Directors on September 30, 2023, Supervisory Board meetings did not take place after this date. To make comparisons possible with previous years, the Board of Directors meetings and Supervisory Board meetings for 2023 are reported separately.

[5]	This committee was previously named the Remuneration Committee.
[6]	Throughout the year several sub-committee and ad-hoc meetings were scheduled to discuss - among other things - strategy-related topics.

Annual Report on Form 20-F 2023 | 57

About Aegon Governance and risk management Financial information Sustainability information

The Committees

The Board has four committees, comprising solely of Non-Executive Directors: the Audit Committee, the Risk

Committee, the Nomination and Governance Committee, and the Compensation and Human Resource Committee.

The Audit Committee

Board members	2023	2022

Jack McGarry	Chairman	V

Caroline Ramsay	V	Chairman

Thomas Wellauer	V	V

Corien Wortmann-Kool	V	V

The Audit Committee has confirmed that all its members qualified as independent according to Rule 10A-3 of the SEC. The Chairman of the Audit Committee qualifies as a financial expert according to the Sarbanes-Oxley Act in the United States.

Role and responsibilities

Aegon has both an Audit Committee and a Risk Committee. With regard to the oversight of the operation of the risk management framework and risk control systems, including supervising the enforcement of relevant legislation and regulations, the Audit Committee operates in close coordination with the Risk Committee. Certain Board members participate in both committees and a combined meeting of the Audit Committee and Risk Committee is scheduled on an annual basis.

The main role and responsibilities of the Audit Committee are to assist and advise the Board in fulfilling its oversight responsibilities regarding:

▪	The integrity and quality of the consolidated financial statements for the Group;

▪	The effectiveness of the design, operation, and appropriateness of the enterprise risk management framework and internal control systems of the Group, including supervising the enforcement of the relevant legislation and regulations, supervising the operation of the code of conduct, and monitoring the internal control over financial reporting;

▪	The disclosure of financial and non-financial information by the Group, including but not limited to the choice of accounting policies, application, and assessment of the effects of new rules, information about the handling of estimated items in the annual accounts, forecasts, and work of the External and Internal Auditors;

▪	Compliance with recommendations and observations and following up on comments of Internal and External Auditors, including the review of compliance and complaints (whistleblowing) procedures and reports;

▪	The role and functioning of the internal audit function;
▪	The policy of the Company on tax planning;

▪	Actuarial matters;

▪	The funding, financing, capital structure and capital reporting of the Group, the Group Capital Plan, the Group Funding Plan, and treasury policies and procedures, including significant financial exposures;

▪	Applications of information and communication technology, including risks relating to cybersecurity and information security;

▪	The integrity of the consolidated quarterly, half-yearly, and full-year financial statements and financial reporting processes;

▪	Internal control systems and the effectiveness of the internal audit process;

▪	Relationship with the External Auditor, including in particular its appointment, reappointment, or dismissal, qualifications, independence, remuneration, and any services for the Group; and

▪	The performance of the external auditors and the effectiveness of the external audit process, including monitoring the independence and objectivity of the external auditor.

Other 2023 topics

In 2023, the Audit Committee addressed, among other things, the following topics:

▪	Financial information, dividend proposals, and financial publications;

▪	IFRS 17 project updates including parallel runs and status reports;

▪	The reports from the independent auditor;

▪	Quarterly update reports from Internal Audit, and the Compliance and Legal functions, including annual plans;

▪	The annual Speak Up overview;

▪	The Systematic Integrity Risk Assessment;

▪	The quarterly IFRS/Solvency control program updates;

▪	Cash flow testing results;

▪	The transition process of the newly appointed auditor; and

▪	Compliance with regulations, including CSRD implementation.

 58  |  Annual Report on Form 20-F 2023

Report of the Board of Directors

The Risk Committee

Board members	2023	2022

Caroline Ramsay	Chairman	V

Dona Young	V	Chairman

Karen Fawcett	V	V

Mark Ellman	V	V

Ben Noteboom	-	V

Role and responsibilities

The Risk Committee focuses on the effectiveness of the design and operation and the appropriateness of the enterprise risk management framework and internal control systems of Aegon Ltd. This includes:

▪	Risk strategy;
▪	Risk tolerance;
▪	Risk governance structure;
▪	Risk competencies;
▪	Product development and pricing;
▪	Risk assessment;
▪	Risk responses and internal control effectiveness;
▪	Risk monitoring; and
▪	Risk reporting.

Furthermore, the Risk Committee is responsible for reviewing, and advising the Board with respect to, the Risk exposures as they relate to capital, earnings, liquidity, operations, and compliance with risk policies. The Audit Committee primarily relies on the Risk Committee for the topics mentioned above.

The Risk Committee works closely with the Audit Committee. One combined meeting was held in December 2023. The combined meeting focused on the 2024 group risk plan, model validation, information security, including the risk view on high and medium risk applications, and the outcome of the double materiality assessment in light of sustainability reporting.

Other 2023 topics

In 2023, the Risk Committee addressed, among other things the following topics:

▪	The quarterly risk dashboard, reflecting the risk profile of Aegon based on Financial Risk, Underwriting Risk, and Operational Risk;
▪	Business updates and the risks related to strategic and operational improvement projects;
▪	Assumption and model changes, and the actuarial function report;
▪	Reinsurance;
▪	The Group Risk Plan;
▪	Interest rate developments;
▪	Outsourcing playbooks;
▪	Information security strategy and metrics, and the IT Risk profile;
▪	The Aegon the Netherlands disentanglement process and progress relates to the transaction with a.s.r.;
▪	The redomiciliation to Bermuda and the governance structure of Aegon Ltd.
▪	Crisis management;
▪	Macroeconomic risks, exposures, and mitigating actions;
▪	Business environment scan and the climate risk assessment plan; and
▪	Risk strategy and limits.

The Nomination and Governance Committee

Board members	2023	2022

William Connelly	Chairman	Chairman

Mark Ellman	V	V

Corien Wortmann-Kool	V	V

Dona Young	V	V

Role and responsibilities

The Nomination and Governance Committee focusses on the size, composition, and profile of the Board and addresses the functioning, succession, and proposed nomination of Directors, and ensures that the corporate governance structure is in line with the applicable rules and regulations and advises on the responsible business strategy.

This includes:

▪	Drawing up selection criteria and (re-)appointment procedures for nominations of Directors;
▪	Preparing selection criteria and appointment procedures and proposal for the nomination of the Chief Executive Officer;
▪	Updating the Board Profile and periodically assessing the size and composition of the Board, and making a proposal for a composition profile of the Board;
▪	Assessing the functioning of individual Directors and drawing up a plan for the succession of Directors;

Annual Report on Form 20-F 2023 | 59

About Aegon Governance and risk management Financial information Sustainability information

▪	Advising on and proposing to the Board candidates to be designated as Chairperson and Vice-Chairperson of the Board;
▪	Supervising the policy of the Board on the selection criteria and appointment procedures for senior management;
▪	Periodically discussing any relevant developments within the senior management and advising on any potential appointments of senior management;
▪	Overseeing the corporate governance structure of the Company and compliance with any applicable corporate governance legislation and regulations;
▪	Periodically assessing and advising on the responsible business strategy, including sustainability / ESG strategy, as part of the corporate strategy; and
▪	Overseeing the process of the annual self-evaluation of the Board and each of its committees.

Other 2023 topics

In 2023, the Nomination and Governance Committee addressed the following additional topics:

▪	A significant amount of time was allocated to the choices and preparations for the new governance structure and set up of the related documentation;
▪	Discussed potential new candidates for the Board composition;
▪	Received and discussed several updates on Sustainability; and
▪	Received updates on corporate governance.

The Compensation and Human Resource Committee

Board members	2023	2022
Dona Young	Chairman	-
Ben Noteboom	-	Chairman
William Connelly	V	V
Karen Fawcett	V	V
Jack McGarry	V	V
Thomas Wellauer	V	V

Role and responsibilities

The Compensation and Human Resource Committee CHRC; formerly known as Remuneration Committee, is designated to safeguard the existence of sound remuneration policies and practices within the Group by overseeing the development and execution of these policies and practices in accordance with the applicable rules and regulations. The Compensation and Human Resource Committee (CHRC) assesses in particular the remuneration governance processes, procedures and methodologies adopted, to ensure that the remuneration policies and practices adequately address all types of risks as well as liquidity and capital levels. The Committee also ensures that the overall remuneration policy is consistent with the longer-term strategy of the Company and the longer-term interest of its shareholders, investors, and other stakeholders, as well as the public at large.

This includes, among other:

▪	Reviewing Aegon’s Global Remuneration Framework, making recommendations on the remuneration policies and advising the Board on the approval and adoption of the Global Remuneration framework;
▪	Overseeing the remuneration of Executive Directors;
▪	Reviewing annually a proposal for the remuneration of the Heads of Control Functions;
▪	Preparing recommendations regarding variable compensation both at the beginning and at the end of the performance year; and
▪	Preparing the information provided to shareholders on remuneration policies and practices, including the Remuneration Report.

The CHRC oversaw the application, implementation, and approval of Aegon’s Group Global Remuneration Framework and the various policies and procedures related to it. This included:

▪	Determining the outcome of the 2022 Group Performance Indicators and of the 2022 Individual Performance Indicators for Executive Board members, and allocating variable compensation related to 2022 where required;
▪	Setting the 2023 Individual Performance Indicators for Executive Board members;
▪	Setting the 2023 Group Performance Indicators and targets for remuneration purposes;
▪	Preparing for the 2024 performance indicators;
▪	Reviewing and/or approving the ex-ante risk assessments and ex-post risk assessments, any exemption requests (for example, sign-on arrangements) under the remuneration policies; and
▪	Reviewing the related Remuneration Report.

In addition, a significant amount of time was spent on the set-up of a new remuneration framework for approval by the shareholders on the next Annual General Meeting of Shareholders in 2024.

 60  |  Annual Report on Form 20-F 2023

Report of the Board of Directors

Annual Accounts

This Integrated Annual Report includes the Annual Accounts for 2023, which were prepared by the management and discussed by both the Audit Committee and the Board. The Annual Accounts are adopted by the Board.

Acknowledgment

The Board of Directors emphasizes the strategic progress that has been made in 2023 and supports the ongoing transformation of the company. The Board acknowledges the impact of the choices made on Aegon’s employees and Aegon’s stakeholders. Aegon employees continued to gain the trust of our customers by rendering high level services and products. The Board would like to thank the CEO, management, and all employees for the continued focus on strategic and operational improvements.

The Hague, the Netherlands, April 3, 2024

William L. Connelly, Chairman of the Board of Directors of Aegon Ltd.

Annual Report on Form 20-F 2023 | 61

About Aegon Governance and risk management Financial information Sustainability information

Remuneration Report

The 2023 Remuneration Report from our Compensation

and Human Resource Committee on behalf of the Board

Introduction

This report has been prepared by the Compensation and Human Resource Committee of the Board of Directors, which was led by the Committee’s Chairperson Ms. Dona Young and was approved by the Board of Directors (Board).

In the first chapter, the Compensation and Human Resource Committee presents an overview of the business and remuneration highlights in 2023 and a look ahead to 2024. This is followed by chapter two, which contains a general introduction to remuneration at Aegon. The third chapter is the 2023 Non-Executive Director Remuneration Report, which contains a summary of the Non-Executive Director Remuneration Policy that was applicable in 2023 and their remuneration in recent years. In Chapter four, the 2023 Executive Director Remuneration Report provides a summary of the Executive Director Remuneration Policy that was applicable in 2023, the Executive Director remuneration over the recent years, and the 2023 Executive Director performance indicators.

1. Business and remuneration highlights

This chapter presents an overview of the business and remuneration highlights in 2023 and a look ahead to 2024.

2023 Business highlights

In 2023, Aegon continued to make steady progress with its transformation. Commercial momentum was strong in our US strategic assets, UK Workplace platform activities and the International segment. In addition, we continued to make progress in reducing our exposure to Financial Assets. At the same time, our UK Retail and asset management activities remained challenged by adverse macroeconomic conditions. Free cash flows amounted to EUR 715 million in 2023. This was above the guidance provided of around EUR 600 million, in part due to special remittances received from AIFMC, the Chinese asset management joint venture. In 2023, earnings on in-force from the units (so before holding and funding expenses) rose by 21% compared with 2022 to EUR 1,487 million, driven by business growth in US Strategic Assets, and management actions we have taken on US Financial Assets. The market consistent value of new business increased to EUR 688 million compared with EUR 526 million in 2022. This increase was mainly driven by improved results for US Life, benefiting from higher sales and successful repricing of indexed universal life. Retirement plans in the US also contributed favorably, driven by higher written sales and growing assets in the general account stable value proposition.

Business performance highlights	2023	2022

Free cash flows (in EUR million)	715	780

Earnings on In-Force (in EUR million)1)	1,487	1,229

Market consistent value of new business (in EUR million)	688	526

[1]	Excludes Holding Company and Funding expenses.

In 2023, Aegon’s Board of Directors consisted of the following Non-Executive members: Mr. William Connelly (Chairman), Ms. Corien Wortmann-Kool (Vice Chairman), Ms. Dona Young, Mr. Mark Ellman, Mr. Thomas Wellauer, Ms. Caroline Ramsay, Mr. Jack McGarry and Ms. Karen Fawcett. Mr. Ben Noteboom stepped down in May 2023. During the Annual General Meeting of Shareholders on June 6, 2024, the Board will propose to appoint Mr. Albert Benchimol to the Board for a term of four years as of June 6, 2024. Mr. Lard Friese, Chief Executive Officer, joined the Board as an Executive Director on September 30, 2023.

2023 Remuneration highlights

At the Annual General Meeting of Shareholders on May 25, 2023, shareholders were asked to cast an advisory vote on the 2022 Remuneration Report. The 2022 Remuneration Report was approved with 97.0% of the votes cast, which was comparable to 2021 (97.5%).

Following Aegon’s redomiciliation from the Netherlands to Bermuda, the remuneration rules from Dutch law and Solvency II no longer applied as of September 30, 2023. Aegon’s Global Remuneration Framework (GRF), the Non-Executive Director Remuneration Policy, and Executive Director Remuneration Policy were designed in accordance with these rules. For the remainder of 2023, the GRF and both policies remained in place, without amendments or restatements.

For serving as an Executive Director as CEO in 2023, Mr. Friese received EUR 1,637,213 in fixed compensation (2022: EUR 1,559,250). This included a 5% increase per January 2023. For that same period, Mr. Friese was allocated EUR 3.9 million in total compensation (2022: EUR 3.6 million).

 62  |  Annual Report on Form 20-F 2023

Remuneration Report

The 2023 CEO pay ratio was 25.4 (2022: 23.5, 2021: 28.0). This ratio was based on the EU-IFRS remuneration expenses for Mr. Friese and for Aegon’s employees in 2023, which have been audited. The annual expenses for Mr. Friese’s total compensation were EUR 3.5 million (2022: EUR 3.1 million). The average expenses for the employees’ total compensation were EUR 137 thousand (2022: EUR 134 thousand), which were calculated by:

▪	The total EU-IFRS remuneration expenses for all employees, which are the total employee expenses minus the CEO remuneration expenses: EUR 1,711 million – EUR 3.5 million = EUR 1,707 million.
▪	Divided by the number of employees in scope, which are the total number of employees minus employees in joint ventures and associates (as their expenses are not included in note 14 given the partial consolidation for these businesses) and minus the CEO: 12,453 = employees.

The Compensation and Human Resource Committee noted that various factors have influenced the CEO pay ratio. Mr. Friese’s 2023 remuneration expenses changed mainly due to an increase in his fixed compensation and because the deferred expenses for his variable compensation have been building up more since his appointment in 2020. The average employee expenses mainly increased due to the impact of exchange rate movements, wage inflation, and the change in population (Aegon Netherlands employees moving to a.s.r.). As these factors can vary from year to year, the Committee does not have a preferred ratio. Instead, all compensation within Aegon (including for the Executive Director(s)) should be in line with the relevant internal and external references for the relative weight of the position, its responsibilities, and characteristics as well as the employee’s qualifications, experience, and performance.

Looking ahead to 2024

At the 2024 Annual General Meeting, the Board will ask Aegon’s shareholders to adopt a Director’s Remuneration Policy which covers the remuneration of Non-Executive and Executive Directors. In accordance with Aegon’s bye-laws, the Board must ask Aegon’s shareholders to adopt a Director’s Remuneration Policy at least every four years. Currently, Aegon has separate Remuneration Policies in place for the Non-Executive and Executive Directors (previously Supervisory Board and Executive Board members respectively) which were adopted by Aegon’s shareholders at the 2020 Annual General Meeting.

2. Remuneration at Aegon in general

This chapter contains a general introduction to Aegon’s Global Remuneration Framework, Human Resources Strategy, Remuneration Principles, the concepts of total compensation and variable compensation, Risk Management in relation to remuneration, and remuneration of Material Risk Takers.

Global Remuneration Framework

Aegon’s Global Remuneration Framework (GRF) was designed in accordance with relevant rules and regulations. . These included the remuneration rules from Dutch law and Solvency II, which no longer applied as of September 30, 2023, following Aegon’s redomiciliation from the Netherlands to Bermuda. All remuneration policies within Aegon are derived from the GRF, such as the Executive Director Remuneration Policy and the local Remuneration Policies of our business units.

Human Resources Strategy

In order to support the Aegon Strategy and local business objectives, the Aegon Group Human Resources Strategy contains the following remuneration-related goals:

▪	Attract, retain, motivate, and reward a highly qualified, and diverse workforce.
▪	Align the interests of executives, managers, and all other employees with the business strategy and risk tolerance, the values, and the long-term interests of Aegon.
▪	Provide a well-balanced and performance-related compensation package to all employees, taking into account shareholder and other stakeholder interests, relevant regulations, the corporate responsibilities, and Aegon’s purpose, values, and behaviors.

Remuneration Principles

Based on the Human Resources Strategy, Aegon has formulated the following Remuneration Principles, which are the foundation for all remuneration policies and practices within the Group.

▪	First, Aegon’s remuneration is employee-oriented by fostering a sense of value and appreciation in each individual employee, promoting the short- and long-term interests and wellbeing of Aegon’s employees through fair compensation and supporting the career development and mobility of employees.
▪	Second, it is performance-related by establishing a clear link between pay and performance by aligning objectives and target setting with performance evaluation and remuneration, reflecting individual as well as collective performance in line with Aegon’s long-term interests.
▪	Third, it is fairness-driven by promoting fairness and consistency in Aegon’s remuneration policies and practices, avoiding discrimination, having gender-neutral policies and practices paying equal for equal work, and by providing total compensation packages in line with an appropriately established peer group at a country and/or functional level.
▪	And last, Aegon’s remuneration is risk-prudent (see also Risk Management in relation to Remuneration below).

Annual Report on Form 20-F 2023 | 63

About Aegon Governance and risk management Financial information Sustainability information

Risk Management in relation to Remuneration

Remuneration, and specifically variable compensation, may have an impact on risk-taking behaviors of employees and, as such, may undermine effective risk management. The GRF therefore includes additional remuneration rules for the Executive Director, Material Risk Takers, and Staff in Key Functions, as their roles and responsibilities require tailored risk mitigating measures and governance processes. These rules include minimum requirements on deferred pay-out of variable compensation in non-cash instruments, mandatory ex-ante and ex-post risk assessments related to setting individual goals, allocation of variable compensation and pay-out of deferred variable compensation, and malus and claw-back provisions.

Both the Risk Management and Compliance functions are involved in the design and execution of Aegon’s GRF and remuneration policies, such as reviewing proposed updates to the GRF and remuneration policies, reviewing the selection of Material Risk Takers, and executing various risk mitigating measures during the compensation cycle (when the targets are set, before a variable compensation award is allocated, and before and after deferred variable compensation is paid).

Variable compensation

Variable compensation, if any, is capped as a percentage of fixed compensation. These caps were set in accordance with the Dutch Financial Supervision Act and remained in place for the remainder of 2023, when the Dutch Act no longer applied following Aegon’s redomiciliation to Bermuda. For instance, Aegon offered selected Corporate Center employees variable compensation up to 100% of fixed compensation in 2023. And Aegon had obtained shareholder approval at the Annual General Meeting of Shareholders of May 20, 2016, to offer variable compensation up to 200% of fixed compensation to selected senior employees outside the European Economic Area. For senior management, variable compensation is usually paid out in upfront cash and deferred Aegon shares and is subject to malus and claw-back provisions. Aegon’s capital was not adversely impacted by the maximum variable compensation that was paid out.

3. 2023 Non-Executive Director Remuneration Report

The 2023 Non-Executive Director Remuneration Report has been prepared by the Compensation and Human Resource Committee of the Board of Directors in accordance with relevant rules and regulations. The Compensation and Human Resource Committee was led by the Committee’s Chairperson Dona Young. This report was approved by the Board.

This report contains a summary of the Non-Executive Director Remuneration Policy which applied to 2023 and the Non-Executive Directors remuneration over the recent years. As of September 30, 2023, and aligning with the change of the legal seat of Aegon to Bermuda, the Supervisory Board Remuneration Policy (adopted by Aegon’s shareholders in 2020) was approved to be read as to apply to the Non-Executive Directors and is referred to as the Executive Director Remuneration Policy, without amending or restating the policy. Disclosures of individuals in the Non-Executive Director tables and text below will include those who were previously reported as Supervisory Board members.

Non-Executive Director Remuneration Policy in 2023

Aegon’s Non-Executive Director Remuneration Policy aims to ensure fair compensation and protect the independence of Non-Executive Directors. The Non-Executive Director Remuneration Policy that applied in 2023 was adopted at the Annual General Meeting of Shareholders on May 15, 2020. Since the adoption, this policy has been subject to annual reviews by the Board and no changes have been adopted during this period. The policy remains in place until a new or revised policy has been adopted by the shareholders in accordance with the applicable rules and regulatory requirements from the Insurance Code of Conduct of the Bermuda Monetary Authority. The Board of Directors will submit a proposal to the shareholders to adopt a policy at an Annual Meeting of Shareholders at least every four years.

The policy contributes to Aegon’s strategy, long-term interests, and sustainability through the remuneration of the Non-Executive Directors in various ways:

▪	The policy provides the Board with the means to attract, motivate, and retain competent, diverse, and experienced Non-Executive Directors for the long term. This is essential for executing Aegon’s strategy and safeguarding and promoting its long-term interests and sustainability.
▪	Non-Executive Directors receive a fixed remuneration for their responsibilities which does not depend on the Aegon results in order to protect their independence when supervising the manner in which the Executive Director implements the long-term value creation strategy. These responsibilities are part of being member of the Board and its Committees and the position of (Vice) Chairperson of the Board and/or its Committees. The certainty of the fixed compensation also allows Non-Executive Directors to focus on the long-term interest and sustainability of Aegon in their supervisory role.
▪	The Non-Executive Directors receive fixed remuneration for their activities, such as attending Committee meetings and additional Board meetings, in order to regularly discuss the Aegon strategy, the implementation of the strategy and the principal risks associated with it, while taking into account the broader long-term interests and sustainability of Aegon.
▪	Non-Executive Directors are only allowed to privately own Aegon Ltd. shares if this is a long-term investment, aligning their interests with Aegon’s long-term interests.

 64  |  Annual Report on Form 20-F 2023

Remuneration Report

▪   Aegon’s purpose and values at the time, were taken into account by the Board when the last changes to the policy were proposed in 2020.

▪   The policy continues to align with our company purpose (helping people live their best lives) and related values (we tune in, we step up, and we are a force for good) which were established in 2022. Furthermore, the Board will take the purpose and values into account when a revised policy is developed in 2024.

The Board has not taken the compensation structures and levels at Aegon into account as the fee-based compensation structure for Non-Executive Directors differs significantly from the Aegon compensation structures and levels.

The Non-Executive Directors are entitled to the following fees (see also the table below):

▪   A base fee for membership of the Board. No separate attendance fees are paid to members for attending the regular Board meetings.

▪   An attendance fee for each extra Board meeting attended, be it in person or by video and/or telephone conference.

▪   A committee fee for members on each of the Board’s Committees.

▪   An attendance fee for each Committee meeting attended, be it in person or through video and/or telephone conference.

▪   An additional fee for attending meetings that require intercontinental, continental, or US interstate travel between the Non-Executive Director’s home location, and the meeting location.

Base fee for Board membership Non-Executive Directors	EUR /year
Chairman	84,000
Vice-Chairman	52,500
Member	42,000

Fee for Board committee membership Non-Executive Directors	EUR /year
Chairman of the Audit or Risk Committee	13,650
Member of the Audit or Risk Committee	8,400
Chairman of other committees	10,500
Member of other committees	5,250

Attendance fees Non-executive Directors	EUR
Committee meeting	3,150
Extra Board meeting	3,150

Travel fees	EUR
Intercontinental	4,200
Continental or US interstate	2,100

Each of these fees is a fixed amount. Each quarter Aegon pays the fees that the Non-Executive Directors earned during that period. Where required, Aegon pays the employer social security contributions in the home country of the Non-Executive Director. The employee social security contributions in the home country, if any, are paid by the Non-Executive Director.

The Non-Executive Directors do not receive any performance or equity-related compensation, and do not accrue pension rights with Aegon.

The Board regularly assesses the competitiveness of the Board’s remuneration structure and levels against peer companies with data provided by Willis Towers Watson. Fo this purpose, the Board selected a primary set of peer group companies according to the following criteria:

▪   Industry: Insurance, with a preference for life insurance.

▪   Size: Average market capitalization, employees, revenue, and total assets.

▪   Geographic scope: Preferably companies that operate globally.

▪   Location: Headquarters based in Europe, excluding the United Kingdom (because the Non-Executive Directors typically have different responsibilities compared to their continental European counterparts).

Annual Report on Form 20-F 2023 | 65

About Aegon Governance and risk management Financial information Sustainability information

Based on these criteria, the current peer group consists of the following 16 European insurance companies: Ageas, Assicurazioni Generali, CNP Assurances, Hannover Rueck, Helvetia, MAPFRE, Münchener RE, NN Group, Poste Italiane, Sampo, SCOR, Swiss Life, Swiss Re, Talanx, Vienna Insurance Group, and Zurich Insurance Group. This peer group differs from the European peer group for the Executive Director as a result of excluding the UK companies. The peer group is reviewed each year and may be updated accordingly. The last update of this peer group was in 2022, when the peer group size was increased from 12 to 16 (creating a more balanced selection), Hannover Rueck, Helvetia, Poste Italiane, Sampo, SCOR, and Vienna Insurance Group were added, and Allianz and AXA were removed.

In addition, the Board selects a secondary peer group according to the following criteria, in order to monitor alignment with the General Industry in the Netherlands:

▪	Industry: General industry and listed on the Amsterdam Euronext exchange.

▪	Size: Average market capitalization, employees, revenue, and total assets.

▪	Location: Headquarters based in the Netherlands at the time the peer group is established

Based on these criteria, the current secondary peer group consists of the following 12 companies that have a listing on Euronext Amsterdam: Akzo Nobel, Ahold Delhaize, ASML, DSM, ING Group, Heineken, KPN, NN Group, Philips, Randstad, Signify, and Wolters Kluwer. This peer group is also reviewed each year and was last updated in 2022 (replacing ABN AMRO by Signify). This peer group is identical to the Dutch peer group for the Executive Director.

The Compensation and Human Resource Committee may recommend changes to the fee levels or structure of the Non-Executive Directors, based on the results of a competitiveness review and economic developments. Such recommendations would be discussed by the Board, which can support, revise, or reject them. The Board is allowed to annually index the fees for economic developments in the Netherlands. For any other change to the level or structure of the fees, the shareholders will be asked to adopt the proposed changes at the Annual General Meeting of Shareholders.

The policy contains a temporary derogation clause, with rules which are in accordance with the Dutch Civil Code which applied when the remuneration policy was last amended. This means derogation is only allowed in exceptional circumstances to serve the long-term interest and sustainability of Aegon or to assure its viability, for a limited period of time, when it stays in line with the general spirit of the policy and when the details are disclosed in the next Remuneration Report. This clause was not used in 2023.

Information on Non-Executive Directors and the composition of its four committees can be found in the report of the Board in this Integrated Annual Report 2023.

 66  |  Annual Report on Form 20-F 2023

Remuneration Report

Non-Executive Director remuneration in recent years

The table below shows the fees and benefits that have been allocated to and paid for each Non-Executive Director and former Supervisory Board members in the calendar years 2021, 2022, and 2023, in accordance with the Non-Executive

Director Remuneration Policy that applied at the time. There were no deviations from this policy in these years. The table also includes the total IFRS expenses that were recognized for the compensation of the Non-Executive Directors in 2021, 2022, and 2023.

In EUR thousand	Year	Base fees1)	Attendance fees 2)	Benefits 3)	Total compensation

William L. Connelly	2023	100	98	38	235

	2022	100	88	29	217

	2021	95	57	10	162

Mark A. Ellman	2023	56	63	17	135

	2022	56	60	17	132

	2021	53	45	4	102

Ben J. Noteboom (up to May 25, 2023)	2023	25	19	4	48

	2022	61	66	11	138

	2021	58	45	4	107

Corien M. Wortmann - Kool	2023	66	66	13	145

	2022	66	79	6	151

	2021	63	45	4	112

Dona D. Young	2023	64	76	25	164

	2022	61	66	25	152

	2021	62	51	6	119

Caroline Ramsay	2023	64	54	40	157

	2022	64	82	37	183

	2021	61	39	21	121

Thomas Wellauer	2023	56	63	24	142

	2022	56	57	24	136

	2021	53	45	13	111

Jack McGarry	2023	58	66	25	150

	2022	56	76	23	154

	2021	31	24	6	61

Karen Fawcett (as of May 31, 2022)	2023	56	63	29	148

	2022	32	32	13	77

Total compensation	2023	544	567	215	1,326

	2022	551	605	184	1,340

	2021	476	351	69	896

Recognized IFRS expenses3)	2023	544	567	215	1,326
	2022	551	605	184	1,340
	2021	482	357	72	911

[1]

Ben Noteboom retired from the Board as per the AGM of May 25, 2023 and received a pro rated fee. Jack McGarry became Chair of the Audit Committee and Caroline Ramsay became Chair of the Risk Committee as per the AGM of May 25, 2023. Dona Young joined the Compensation & Human Resource Committee as per May 9, 2023, and became Chair of said Committee as per the AGM of May 25, 2023.

[2]

In 2023, all NEDs have attended the regular Board (Committee) meetings, with the exception of Ben Noteboom, who was absent at the February Risk Committee meeting. There have been several additional (ad-hoc) Board (Committee) calls in 2023, some have been combined and paid as one meeting. Bill Connelly received additional attendance fees and (where applicable) travel fees for his attendance at additional meetings like the combined Audit/Risk Committee meeting of December 7, 2023, and the EGMs of January 17, September 29 and September 30.

[3]	Benefits cover the travel fees for all Non-Executive Directors and the mandatory employer social security contributions in the home countries of Ms. Ramsay (UK) and Mr. Wellauer (Switzerland).

Annual Report on Form 20-F 2023 | 67

About Aegon Governance and risk management Financial information Sustainability information

The table below presents the total compensation (fees and benefits) that was awarded and due in the last five calendar years on an annualized basis and the year-on-year annual change in total compensation. This compensation was paid in accordance with the Board remuneration policy that	applied at the time and there were no deviations. In addition, the table shows the Aegon net result, a proxy of the financial and non-financial business performance, the inflation in the Netherlands, and the average employee compensation over the same period.

In EUR thousand	Annualized 1)	2019	2020	2021	2022	2023
William L. Connelly	Compensation	169	144	162	217	235
	Change	42%	(15%)	13%	34%	8%
Mark A. Ellman	Compensation	115	98	102	132	135
	Change	12%	(15%)	5%	30%	2%
Ben J. Noteboom (up to May 25, 2023)	Compensation	103	97	107	138	121
	Change	20%	(6%)	10%	29%	(12%	)
Corien M. Wortmann - Kool	Compensation	123	111	112	151	145
	Change	19%	(10%)	1%	35%	(4%	)
Dona D. Young	Compensation	158	127	119	152	164
	Change	31%	(20%)	(6%)	28%	8%
Caroline Ramsay (as of May 15, 2020)	Compensation	-	108	121	183	157
	Change	-	-	12%	51%	(14%	)
Thomas Wellauer (as of May 15, 2020)	Compensation	-	94	111	136	142
	Change	-	-	18%	22%	5%
Jack McGarry (as of June 3, 2021)	Compensation	-	-	105	154	150
	Change	-	-	-	46%	(3%	)
Karen Fawcett (as of May 31, 2022)	Compensation	-	-	-	131	148
	Change	-	-	-	-	13%
Ben van der Veer (up to May 15, 2020)	Compensation	118	131	-	-	-
	Change	17%	11%	-	-	-
Robert W. Dineen (up to Oct 11, 2019)	Compensation	101	-	-	-	-
	Change	1%	-	-	-	-
Aegon net result based on EU-IFRS2)	In EUR million	1,525	55	1,701	(2,504)	(199)
Aegon business performance3)	Target = 100%	79%	57%	123%	113%	130%
Inflation in the Netherlands	Consumer Price Index	2.6%	1.3%	2.7%	10.0%	3.8%
Average employee compensation 4)	In EUR thousand	115	110	105	134	137
	Annual change	11%	(4%)	(5%)	28%	2%

[1]	Remuneration amounts are annualized for Non-Executive Directors who joined or left during a calendar year.
[2]	Up to 2022, Aegon net income is reported under IFRS 4, as of 2023 this is under IFRS 17.
[3]

The weighted average Aegon financial and non-financial business performance, expressed as a percentage on a performance scale with 50% as threshold, 100% as target and 150% as maximum, as used for the allocation of variable compensation in the applicable year.

[4]

Consistent with the CEO pay ratio calculation, the average employee compensation is based on the audited total EU-IFRS remuneration expenses for all employees divided by the number of employees in scope for these expenses.

4. 2023 Executive Director Remuneration Report

The 2023 Executive Director Remuneration Report has been prepared by the Compensation and Human Resource Committee of the Board. The Compensation and Human Resource Committee was led by the Committee’s Chairperson Dona Young. This report was approved by the Board of Directors.

This report contains a summary of the Executive Director Remuneration Policy that applied to 2023, the Executive Directors remuneration over the recent years, and the 2023 Executive Director performance indicators. As of September 30, 2023, and aligning with the change of the legal seat of Aegon to Bermuda, the Executive Board Remuneration Policy (adopted by Aegon’s shareholders in 2020) was approved to be read as to apply to the Executive Directors and is referred to as the Executive Director Remuneration

Policy, without amending or restating the policy. Disclosures of individuals in the Executive Director tables and text below will include those who were previously reported as Executive Board members.

Mr. Lard Friese served as Chief Executive Officer throughout 2023, as part of the Executive Board until September 30, 2023, and as Executive Director from October 1, 2023. Mr. Matthew Rider was an Executive Board member until September 30, 2023 and became a member of the Executive Committee as of September 30, 2023. For transparency in this transition year, his 2023 allocated compensation amounts have been disclosed for the complete 2023 plan year.

 68  |  Annual Report on Form 20-F 2023

Remuneration Report

Executive Director Remuneration Policy in 2023

The Board has the overall responsibility for Aegon’s Remuneration Policies, including the Executive Director Remuneration Policy. The Executive Director Remuneration Policy that has been applied in 2023 was adopted at the Annual General Meeting of Shareholders on May 15, 2020. Since the adoption, this policy has been subject to annual reviews by the Board of Directors and no changes have been adopted during this period. As of September 30, 2023, the remuneration rules of Dutch Financial Supervision Act and Solvency II no longer apply to this policy, following Aegon’s redomiciliation from the Netherlands to Bermuda. However, the current policy remains in place until a new or revised policy has been adopted by the shareholders in accordance with Aegon’s bye-laws. The Board will submit a proposal to the shareholders to adopt a policy at an Annual Meeting of Shareholders at least every four years.

▪	Aegon is an integrated, diversified, international financial services group of companies based in Bermuda. We offer investment, protection, and retirement solutions. The policy provides the Board with the means to attract, motivate, and retain Executive Directors who are competent and experienced to run Aegon in this specific context. As the Executive Director is based in the Netherlands, the Policy considers the European insurance peers as well as Dutch general industry peers to be the relevant external reference for Executive Remuneration. The Policy is also influenced by the European and Dutch rules and regulations on (Executive) remuneration.

▪	Aegon’s purpose and values at the time, were taken into account by the Board when the last changes to the policy were proposed in 2020.

▪	The policy continued to align with our company purpose (helping people live their best lives) and related behaviors (we tune in, we step up, and we are a force for good) which was introduced in 2022. Furthermore, the Board will take the new purpose and values into account when a new or revised policy is developed.

The Compensation and Human Resource Committee may recommend policy changes to the Board. In that case, the Compensation and Human Resource Committee will conduct scenario analyses to determine the long-term effects on the level and structure of compensation granted to the Executive Director and reports its findings to the Board. The Board can subsequently decide on referring the proposed policy changes to the Annual General Meeting of Shareholders for adoption.

The policy contains a temporary derogation clause, with rules which are in accordance with the Dutch Civil Code which applied when the remuneration policy was last amended. This means derogation is only allowed in exceptional circumstances to serve the long-term interest and sustainability of Aegon or to assure its viability, for a limited period of time, when it stays in line with the general spirit of the policy and when the details are disclosed in the next Remuneration Report. This clause was not used in 2023.

Total compensation

Total compensation for the Executive Director is defined in the Executive Director Remuneration Policy as a combination of fixed compensation, variable compensation, pension, and other benefits. The Board determines and regularly reviews the appropriate selection of remuneration elements and their (maximum) remuneration level for the Executive Director to ensure the structure remains competitive and provides proper and risk-based incentives in line with Aegon’s risk appetite. The fixed and variable compensation elements and their levels are reviewed at least once a year. The pension arrangements and other benefits and their levels are reviewed at least every four years. In its review, the Board takes the specific role, responsibilities, experience, and expertise of the Executive Director into account as well as internal and external reference information:

▪	The internal references are the compensation structure and levels of the members of the Executive Committee of Aegon Ltd. And the annual compensation changes of the general employee population and senior managers within Europe and the Netherlands specifically.
▪	The external references are compensation trends in the market, economic developments (for example, inflation) as well as quantitative assessments of the competitiveness against a peer group of insurance companies in Europe and a peer group of companies based in the Netherlands.
▪	In addition, the Compensation and Human Resource Committee conducts a scenario analysis in case of a policy change to determine the long-term effect on the Executive Director’s remuneration structure, and reports their findings to the Board.

The European Insurance peer group was selected by the following criteria:

▪	Industry: Insurance, with a preference for life insurance.

▪	Size: Average market capitalization, employees, revenue, and total assets.

▪	Geographic scope: Preferably companies which operate globally.

▪	Location: Headquarters based in Europe.

Based on these criteria, the current peer group consists of the following 16 European insurance companies: Ageas, Assicurazioni Generali, Aviva, CNP Assurances, Helvetia, Legal & General, MAPFRE, Münchener Re, NN Group, Poste Italiane, SCOR, Swiss Life, Swiss Re, Talanx, Vienna Insurance Group, and Zurich Insurance Group. The last update of this peer group was in 2022, when Helvetia, Poste Italiane, SCOR and Vienna Insurance Group were added, and Allianz, AXA, Prudential, and RSA Insurance Group were removed. This peer group differs from the European peer group for the Non-Executive Directors, as the latter excludes UK companies where Non-Executive Directors typically have different

Annual Report on Form 20-F 2023 | 69

About Aegon Governance and risk management Financial information Sustainability information responsibilities compared to their continental European counterparts.

The Dutch peer group was selected by the following criteria:

▪	Industry: General industry and listed on the Amsterdam Euronext exchange.
▪	Size: Average market capitalization, employees, revenue and total assets.
▪	Location: Headquartered in the Netherlands at the time the peer group is established.

Based on these criteria, this peer group consists of the following 12 companies: Akzo Nobel, Ahold Delhaize, ASML, DSM, ING Group, Heineken, KPN, NN Group, Philips, Randstad, Signify, and Wolters Kluwer. This peer group is also reviewed each year and was last updated in 2022 (replacing ABN AMRO by Signify).

The Board will review both peer groups annually and will amend them as necessary, within the above-mentioned selection criteria, to ensure they continue to provide a reliable basis for comparison. Any change to the peer group will be disclosed in the Remuneration Report.

The Compensation and Human Resource Committee may recommend changes to the compensation levels of the Executive Director in accordance with the Remuneration Policy, based on the results of this annual total compensation review and on discussions with the Executive Director regarding his remuneration level and structure. Such recommendations would subsequently be discussed by the Board, which can approve, revise, or reject them.

The Board discussed and approved the 2023 total compensation for the Executive Director, after taking the Compensation and Human Resource Committee’s review into consideration.

Fixed compensation

The fixed compensation for the Executive Director is paid in monthly instalments. The policy allows the fixed compensation to be paid in cash and in shares. The Executive Director received his 2023 fixed compensation in cash.

The Board may offer permanent or temporary gross monthly fixed allowances when the Board considers this an appropriate alternative for other remuneration elements.

Variable compensation

The Executive Director is eligible for variable compensation with a target level of 80% of the fixed compensation level (excluding allowances, if applicable), with a threshold level of 50% and a maximum opportunity of 100% of the fixed compensation level.

The variable compensation award is based on performance against a set of performance indicators, weights, and target levels that have been set by the Board at the start of the performance year. The performance indicators contribute to Aegon’s strategy, long-term interests, and sustainability, within Aegon’s risk tolerance statements and should comply with the following rules:

▪	It contains a mix of financial and non-financial performance indicators, with at least 50% weight allocated to the non-financial performance indicators.
▪	The maximum weight for unadjusted financial indicators is determined by the Global Remuneration Framework and is currently set at 50%.
▪	It contains a mix of Aegon and personal performance indicators, which can range in weight between 50-80% and 20-50% respectively, depending on the Aegon priorities of the performance year.
▪	At least 20% of the indicators has a retrospective three-year performance horizon, while the remainder has a one-year performance horizon.
▪	The indicators should cover the following mandatory performance indicator categories: shareholders, capital, earnings, growth, stakeholders, ESG, and strategy.

The Compensation and Human Resource Committee and the Executive Director prepare a proposal for the performance indicators, weights, and target levels. These are subsequently reviewed by Aegon’s Risk Management team (that is, the first ex-ante risk assessment) before the Board approves these, to ensure that:

▪	The performance indicators and weights are in line with the policy.
▪	The financial performance indicators are consistent with the risk tolerance statements.
▪	The non-financial performance indicators are consistent with risk tolerance statements, regulatory requirements, reasonable stakeholder expectations, and are supporting sound and responsible business practices and integrity of the products and services delivered.

The Compensation and Human Resource Committee sends the proposal and the first ex-ante risk assessment to the Board of Directors, which can approve, revise, or reject the proposal. After approval, the Executive Director is granted his conditional variable compensation awards for the plan year. This conditional award equals his at target variable compensation level, split between 33.33% upfront cash and 66.67% deferred Aegon shares. The grant price for the shares is equal to the volume weighted average price on the Euronext Amsterdam stock exchange for the period December 15 to January 15 at the start of the plan year.

After the completion of the performance period, the Compensation and Human Resource Committee prepares a recommendation for the allocation of a variable compensation award to the Executive Director. This

 70  |  Annual Report on Form 20-F 2023

Remuneration Report

recommendation is based on the actual performance results compared to target levels and takes a second ex-ante risk assessment by the Risk Management team into account. This risk assessment looks into whether there are reasons for a downward adjustment of the intended variable compensation award (malus) which were not take into account yet, such as:

▪	Significant risk or compliance incident(s);
▪	Insufficient response to risk incident(s), compliance incident(s), regulatory fine(s) and/or insufficient execution of risk mitigating measures in response to these incidents;
▪	Breaches of laws and regulations;
▪	Insufficient evidence of embedding good standards of practice;
▪	Significant deficiencies or material weaknesses relating to the Sarbanes-Oxley Act; and
▪	Reputation damage due to risk events.

In this assessment potential risk-mitigating behaviors are also taken into account, such as remaining within risk limits, risk reduction, risk avoidance, risk transfer, and risk response by the Executive Director.

The Compensation and Human Resource Committee sends its recommendation and the second ex-ante risk assessment to the Board, which can approve, revise, or reject the recommendation. This Board decision includes validating that, when taken together, the results of the performance indicators represent a fair reflection of the overall performance of the Executive Director over the performance year.

The allocated variable compensation award is subsequently split between 33.33% upfront cash (that is, paid in the year following the performance year) and 66.67% deferred shares. These shares are deferred for a three-year period after allocation after which they cliff-vest. Before vesting, the Risk Management team executes an ex-post risk assessment which examines whether there are reasons for a downward adjustment of the originally allocated variable compensation award (malus) that were not taken into account yet. This risk assessment takes the same criteria into consideration as the second ex-ante risk assessment. Based on this assessment, the Compensation and Human Resource Committee subsequently prepares a recommendation on how to pay out the deferred portion (that is, unchanged or adjusted downward). The Compensation and Human Resource Committee sends its recommendation and the ex-post risk assessment to the Board. The Board can approve, revise, or reject the recommendation.

Claw-back provision

In November 2023, the Board adopted a compensation recovery policy as required by Rule 10D-1 under the Securities Exchange Act of 1934, as amended, and the corresponding listing standards of the New York Stock Exchange, which provides for the mandatory recovery from current and former executive officers of incentive-based compensation that was erroneously awarded during the three fiscal years preceding the date that the company is required to prepare an accounting restatement, including to correct an error that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. The amount required to be recovered is the excess of the amount of incentive-based compensation received over the amount that otherwise would have been received had it been determined based on the restated financial measure.

Aegon’s Board can also claw-back variable compensation that has already been paid to the Executive Director in case of a financial restatement or individual gross misconduct. Examples of misconduct include, but are not limited to, a significant breach of laws and/or regulations, use of violence, either verbally or physically, involvement with fraud, corruption or bribery, significant issues due to evident dereliction of duty, and/or discrimination of any kind (for example age or gender).

Pension arrangements

The Executive Director is entitled to pension contributions that equal 40% of their fixed compensation level, which consists of the following three parts:

▪	Participation in Aegon’s defined contribution pension plan for employees based in the Netherlands, for their eligible earnings up to EUR 128,810 (2023 threshold set by Dutch law).
▪	Participation in Aegon’s defined contribution pension plan for employees based in the Netherlands, for their fixed income above EUR 128,810.
▪	An additional gross allowance for pension to make the sum of these three pension contributions equal to 40% of their fixed compensation level.

The Executive Director receives pension contributions that are somewhat higher compared to employees based in the Netherlands and of similar age (approximately 10-15% difference). This is done to achieve a competitive total compensation level.

Other benefits

Other benefits include non-monetary benefits (for example, company car), social security contributions by the employer, and tax expenses borne by Aegon.

Aegon does not grant the Executive Director personal loans, guarantees or other such arrangements, unless in the normal course of business and on terms applicable to all employees, and only with the approval of the Board.

Terms of Engagement

The Executive Directors is appointed for four years and may then be reappointed for successive mandates also for

Annual Report on Form 20-F 2023 | 71

About Aegon Governance and risk management Financial information Sustainability information a period of four years. The Executive Director has a board agreement with Aegon Ltd., rather than an employment contract. The Executive Director may terminate his board agreement with a notice period of three months. The Board may terminate the board agreement by giving six months’ notice if it wishes to terminate the agreement.

The Board may entitle the Executive Director to a termination payment up to or equal to the total annual fixed compensation level. This payment is not allowed in case of early termination at the initiative of the Executive Director (unless due to imputable acts or omissions of Aegon), imputable acts, or omissions by the Executive or failure of Aegon as a company during the appointment term of the Executive Director. Mr. Friese has a termination clause included in his board agreement.

Executive Director remuneration in recent years

This section provides more details related to the remuneration that has been allocated and paid to the Executive Director and former Executive Board members. It covers the allocated remuneration (2021-2023), the calculation of the 2023 variable compensation, the pay-out schedule of variable compensation (2021-2027), the recognized IFRS expenses for remuneration (2021-2023), the remuneration that was awarded and due in 2022 and 2023, and the annualized total compensation overview (2019-2023).

Allocated remuneration (2021-2023)

The first table shows the remuneration that has been allocated to the Executive Director and former Executive Board members, for the performance years 2021, 2022, and 2023, in accordance with the Executive Director Remuneration Policy that applied at the time. There were no deviations from the policy in these years.

Allocated compensation (in EUR thousand)	Fixed compensation	Variable compensation	Pension	Other Benefits	Total compensation
Lard Friese

20231)	1,637	1,529	656	87	3,909

2022	1,559	1,368	621	77	3,625

2021	1,485	1,359	594	77	3,515

Matt Rider2)

20233)	1,037	969	427	107	2,540

2022	988	837	395	66	2,286

2021	968	884	387	67	2,306

All Executive Directors

20234)	409	382	164	22	977

All Executive Board

20235)	2,006	1,874	812	144	4,836

2022	2,547	2,205	1,016	143	5,912

2021	2,453	2,243	981	144	5,821

[1]	Mr. Friese’s fixed compensation increased with 5% as of January 1, 2023.
[2]	For transparency in transition year, Mr. Rider’s total compensation reflects the full year in 2023.
[3]	Mr. Rider’s fixed compensation increased with 5% as of April 1, 2023.
[4]	The disclosed amounts for 2023 are received in the period that Mr. Friese has been an Executive Director, from October 1, 2023.
[5]	The disclosed amounts for 2023 are received in the period that Mr. Friese and Mr. Rider had been members of the Executive Board, up to September 30, 2023.

 72  |  Annual Report on Form 20-F 2023

Remuneration Report

Calculation of 2023 variable compensation

Subject to the adoption of the annual accounts by Board on April 3, 2024, Mr. Friese has been awarded EUR 1,529 thousand in conditional variable compensation for the 2023 performance year (93% of fixed compensation)

and Mr. Rider EUR 969 thousand (93%). The following table shows how this award compares to the minimum, target and maximum variable compensation opportunity levels and how the award will be paid out.

2023 variable compensation	Minimum	Target	Maximum	Result	Pay-out
Lard Friese
In % of fixed compensation	50%	80%	100%	93%
In total (EUR thousand)	819	1,310	1,637	1,529	Split in 33.33% cash and 66.67% shares
In cash (EUR thousand)	273	437	546	510	Paid upfront in 2024
In shares1)	112,924	180,679	225,849	210,943	Deferred for 3 years (2027)
Matt Rider2)
In % of fixed compensation	50%	80%	100%	93%
In total (EUR thousand)	519	830	1,037	969	Split in 33.33% cash and 66.67% shares
In cash (EUR thousand)	173	277	346	323	Paid upfront in 2024
In shares1)	71,553	114,485	143,106	133,661	Deferred for 3 years (2027)

[1]

The 2023 grant price of the shares was EUR 4.833, which is equal to the volume weighted average price on the Euronext Amsterdam stock exchange for the period December 15, 2022 to January 13, 2023. After vesting in 2027, these shares are subject to an additional 2-year holding period.

[2]	For transparency in this transition year, this discloses Mr. Rider’s full year of variable compensation, as Mr Rider was part of the Executive Board until September 30, 2023.

The 2023 variable compensation awards for Mr. Friese (as the Executive Director) and Mr. Rider (as former Executive Board member) were based on a mix of 70% Group performance and 30% personal performance, for which the results are summarized in the first table below. The Group performance is initially measured on a 50-100-150% performance scale, which is used internally to fund the employee bonus pools. The total Group performance result on this scale is subsequently converted in a result on the 50-80-100% scale that applies to the variable compensation of the Executive Director. For 2023, the unadjusted Group performance result was 139%. However, it was agreed to adjust the Group performance result to 130% as a better reflection of the Group’s 2023 performance. This equaled a result of 92% on the 50-80-100% scale. The personal performance results are directly scored on the 50-80-100% scale. The tables below, contain more detailed information on the Group and personal performance indicators respectively.

				For Aegon bonus pools
2023 Group performance indicators	Weight	Target		Outcome		Result1)
Relative total shareholder return (2021-2023)	10%	Rank 5		Rank 3		150%
Earnings on in-force	10%	1,388		1,487		118%
ABS Addressable expense savings	10%	100%		156%		150%
ABS Revenue growth	10%	100%		106%		114%
Free cash flows (2021-2023)	20%	2,100		2,224		131%
Market consistent value of new business	10%	545		688		144%
ABS Timely L4 and L5 approval	10%	100%		137%		150%
Weighted average carbon intensity	10%	(23%	)	(37%	)	150%
Employee engagement	10%	72%		77%		150%
Total performance result						139%

[1]	The Group performance results are measured on a 50-100-150% performance scale, which is used for the funding of the bonus pools for our employees.

		Lard Friese		Matt Rider
2023 individual performance indicators	Weight	Result	Weight	Result
Group performance1)	70%	92%	70%	92%
Strategic Roadmap development and execution	25%	100%	10%	100%
Women in senior management	5%	80%	5%	80%
Financial strategy execution			15%	100%
Total performance result		93%		93%

[1]	The abovementioned Group performance result of 130% equals 92% on the 50-80-100% performance scale that applies to the Executive Director.

Annual Report on Form 20-F 2023 | 73

About Aegon Governance and risk management Financial information Sustainability information

2023 Aegon performance indicators	Definition

Free cash flows	Free cash flows represent cash flows from remittances from the units less the Holding funding and operating expenses. For 2023 it will be measured on a retrospective 3-year performance period (2021-2023). The 2021-2023 target is equal to the 2021-2023 cumulative free cash flows target that was disclosed at the Capital Markets Day in December 2020 and the updated guidance, excluding Aegon the Netherlands.

Relative total shareholder return	Aegon’s position relative to 7 US and 7 non-US peers when looking at Total Shareholder Return for a retrospective 3-year performance period (2021-2023). These peers were selected for being the most similar to Aegon based on their index listing, industry classification, 5 year monthly Beta, Market Capitalization and Total Revenue1).

Earnings on In-Force	Represents the capital that is generated by the business units from their In-Force business in 2023. It is based on the definition of Operating Capital Generation, but excludes the New Business Strain, Release of Required Capital in the business units, and Holding & Funding expenses at Group level. The 2023 target is based on the 2023 budget, excluding Aegon the Netherlands.

Market consistent value of new business	Represents how much value the sale of new insurance policies is generating for the company. This value represents the present value of our best estimate of incoming premiums and outgoing claims, benefits and expenses related to these new sales. The 2023 target is based on the 2023 budget, excluding Aegon the Netherlands.

Addressable expenses savings from cost initiatives	Measures the addressable expense savings delivered by cost initiatives in 2023. The 2023 target is based on the 2023 budget, excluding Aegon the Netherlands.

Revenue growth from growth initiatives	Measures the revenue growth delivered by growth initiatives in 2023. The 2023 target is based on the 2023 budget, excluding Aegon the Netherlands.

Timely execution of initiatives	Measures the timely operational completion of cost and growth initiatives.

Weighted average carbon intensity	Measures the weighted average carbon intensity reduction by the end of 2023, compared to our 2019 baseline, excluding Aegon the Netherlands.

Employee engagement	Employee engagement as measured in the global employee survey, excluding at Aegon the Netherlands.

Strategic Roadmap development and execution	Strategic Roadmap development and execution, such as to further enhance the growth prospects for the strategic assets and successfully combine Aegon the Netherlands with a.s.r.

Women in senior management	Measures the percentage of women in Aegon’s senior management layer worldwide, excluding at Aegon the Netherlands.

Finance strategy execution	Complete the 2023 milestones from the Finance Strategy.

[1]

Relative Total Shareholder Return peer group results for 2021-2023: 1. Unum Group, 2. Principal Financial Group, 3. Aegon, 4. Assicurazioni Generali, 5. Prudential Financial, 6. MetLife, 7. Aviva, 8. Allianz (replaced Athene as of Mar 9, 2021), 9. ASR, 10. Brighthouse, 11. Equitable, 12. NN, 13. Phoenix, 14. Prudential Plc, 15. Lincoln National.

 74  |  Annual Report on Form 20-F 2023

Remuneration Report

Lard Friese	Target	Result on 50-80-100% scale

Strategic Roadmap development and execution	Strategic Roadmap development and execution, such as to further enhance the growth prospects for the strategic assets and successfully combine Aegon the Netherlands with a.s.r.	100%. Successfully completed the redomiciliation of Aegon to Bermuda, including the transfer of group supervision to a new regulator, and implementation of new bye-laws and governance. Completed the combination of Aegon’s Dutch business with a.s.r. to create a leader in the Dutch insurance market, which also marked the beginning of Aegon’s asset management partnership with a.s.r. Completed the divestment of Aegon’s businesses in Poland and Romania, which was the final step to complete the full transaction in the CEE. Announced the divestment of Aegon’s interests in its joint venture in India, and announced the divestment of its UK protection business. Realized bolt-on acquisitions in the UK (Nationwide Building Society’s financial planning service), in Asset Management (NIBC’s European Collateralized Loan Obligation activities and La Financière de l’Échiquier through its joint venture with LBP), and extended the stake in MAG in Brazil. At the Capital Markets Day presented the key strategic focus of ensuring Transamerica reaches its full potential, focusing on profitable growth and investments in Strategic Assets while improving the risk profile and maximizing the value of Financial Assets.

Women in Senior Management	Increase the number of women in Aegon’s senior management layer worldwide to at least 38%.	80%. At the end of 2023, 38% of the people in Aegon’s senior management layer were women.

Matt Rider	Target	Result on 50-80-100% scale

Strategic Roadmap development and execution	Strategic Roadmap development and execution, such as to further enhance the growth prospects for the strategic assets and successfully combine Aegon the Netherlands with a.s.r.	100%. Successfully completed the redomiciliation of Aegon to Bermuda, including the transfer of group supervision to a new regulator, and implementation of new bye-laws and governance. Completed the combination of Aegon’s Dutch business with a.s.r. to create a leader in the Dutch insurance market, which also marked the beginning of Aegon’s asset management partnership with a.s.r. Completed the divestment of Aegon’s businesses in Poland and Romania, which was the final step to complete the full transaction in the CEE. Announced the divestment of Aegon’s interests in its joint venture in India, and announced the divestment of its UK protection business. Realized bolt-on acquisitions in the UK (Nationwide Building Society’s financial planning service), in Asset Management (NIBC’s European Collateralized Loan Obligation activities and La Financière de l’Échiquier through its joint venture with LBP), and extended the stake in MAG in Brazil. At the Capital Markets Day presented the key strategic focus of ensuring Transamerica reaches its full potential, focusing on profitable growth and investments in Strategic Assets while improving the risk profile and maximizing the value of Financial Assets.

Women in Senior Management	Increase the number of women in Aegon’s senior management layer worldwide to at least 38%.	80%. At the end of 2023, 38% of the people in Aegon’s senior management layer were women.

Finance strategy execution	Complete the 2023 milestones from the Finance strategy.	100%. Successfully complete all milestones related to the implementation of IFRS 17, the implementation of the sustainability reporting roadmap, and the continued monitoring of Aegon’s transformation program.

Pay-out schedule variable compensation (2020-2027)

The following tables show for the current Executive Director and former Executive Board members how much variable compensation has been paid in shares and cash respectively in 2021, 2022, and 2023 and how much conditional variable compensation is scheduled to be paid out in the coming years. The vesting price of the shares were: EUR 3.934 on June 3, 2021, EUR 4.973 on May 31, 2022, and EUR 4.274 on May 25, 2023. Shares for the plan years from 2020 onwards are subject to an additional two-year holding period after pay-out.

The Executive Director has a time-based shareholding requirement of five years after the initial allocation of their variable compensation in shares (that is, a three-year deferral period before vesting and an additional two-year holding period after vesting). Additionally, Mr. Friese voluntarily agreed to a minimum shareholding requirement of 100% of his fixed compensation level, once this level has been achieved. For this purpose, both vested and unvested shares that have been allocated as compensation will be included in the count, with the unvested share allocations valued at what they would be worth after tax. For the vested share allocations, this tax has already been deducted and paid. After the allocation of the 2023 variable compensation award, Mr. Friese will hold 173% of his fixed compensation in shares based on the opening share price on March 1, 2024.

Annual Report on Form 20-F 2023 | 75

About Aegon Governance and risk management Financial information Sustainability information

				Years of vesting

Shares by plan year	VWAP 1)	2021	2022	2023	2024	2025	2026	2027	Total

Lard Friese

2020	EUR 4.083	-	-	-	103,580	-	-	-	103,580

2021	EUR 3.293	-	-	-	-	275,182	-	-	275,182

2022	EUR 4.491	-	-	-	-	-	203,072	-	203,072

2023	EUR 4.833	-	-	-	-	-	-	210,943	210,943

Total number of shares		-	-	-	103,580	275,182	203,072	210,943

Matt Rider

2017	EUR 5.246	9,508	-	-	-	-	-	-	9,508

2018	EUR 5.405	14,054	14,054	-	-	-	-	-	28,108

2019	EUR 4.162	17,847	17,847	17,847	-	-	-	-	53,541

2020	EUR 4.083	-	-	-	104,547	-	-	-	104,547

2021	EUR 3.293	-	-	-	-	178,961	-	-	178,961

2022	EUR 4.491	-	-	-	-	-	124,273	-	124,273

2023	EUR 4.833	-	-	-	-	-	-	133,661	133,661

Total number of shares		41,409	31,901	17,847	104,547	178,961	124,273	133,661

Alex Wynaendts

2017	EUR 5.246	21,866	-	-	-	-	-	-	21,866

2018	EUR 5.405	19,656	19,656	-	-	-	-	-	39,312

2019	EUR 4.162	25,174	25,174	25,174	-	-	-	-	75,522

2020	EUR 4.083	-	-	-	49,346	-	-	-	49,346

Total number of shares		66,696	44,830	25,174	49,346	-	-	-

1

This is the volume weighted average price (VWAP) of Aegon on the Euronext Amsterdam stock exchange for the period December 15 to January 15. For instance for the 2023 plan year, this is the VWAP for the period December 15, 2022 to January 15, 2023.

Cash by plan year (in EUR)	2021	2022	2023	2024	Total

Lard Friese 2020	211,431	-	-	-	211,431

2021	-	452,981	-	-	452,981

2022	-	-	455,880	-	455,880

2023	-	-	-	509,669	509,669

Total cash	211,431	452,981	455,880	509,669

Matt Rider 2017	49,878	-	-	-	49,878

2018	75,964	75,964	-	-	151,928

2019	74,278	74,278	74,278	-	222,834

2020	213,404	-	-	-	213,404

2021	-	294,589	-	-	294,589

2022	-	-	278,984	-	278,984

2023	-	-	-	322,946	322,946

Total cash	413,524	444,831	353,262	322,946

Alex Wynaendts 2017	114,710	-	-	-	114,710

2018	106,243	106,243	-	-	212,486

2019	104,772	104,772	104,772	-	314,316

2020	100,725	-	-	-	100,725

Total cash	426,450	211,015	104,772	-

 76  |  Annual Report on Form 20-F 2023

Remuneration Report

Recognized IFRS expenses of remuneration (2021-2023)

The following table contains the recognized IFRS expenses of the remuneration of the Executive Director and former Executive Board members in the calendar years 2021, 2022, and 2023. These numbers deviate from the above-mentioned allocated remuneration amounts, as the deferred parts of variable compensation and Mr. Friese’s sign-on arrangement are expensed over multiple calendar years, and the shares are included at their fair value instead of the grant price.

IFRS expenses for compensation (In EUR thousand)	Fixed compensation	Variable compensation	Pension	Other Benefits	Total

Lard Friese

20231)	1,641	1,106	656	87	3,489

20221)	1,586	864	621	77	3,149

20211)	1,576	692	594	77	2,939

Matt Rider

20232)	1,037	607	427	107	2,179

2022	988	594	395	66	2,044

2021	968	583	387	67	2,005

All Executive Directors

20233)	410	276	164	22	872

All Executive Directors

20234)	2,009	1,285	812	145	4,251

2022	2,574	1,459	1,016	143	5,193

2021	2,545	1,275	981	144	4,944

[1]	2023 includes the fixed compensation expenses for the sign-on arrangement of EUR 3,468 that Mr. Friese received when joining Aegon in March 2020.
These expenses were EUR 27 thousand in 2022 and EUR 91 thousand in 2021.
[2]	For transparency in transition year, this discloses Mr. Rider’s full year of compensation expenses.
[3]	The disclosed amounts for 2023 are received in the period that Mr. Friese has been an Executive Director, from October 1, 2023.
[4]	The disclosed amounts for 2023 are received in the period that Mr. Friese and Mr. Rider had been members of the Executive Board, up to September 30, 2023.

Awarded and due remuneration (2022-2023)

In line with the European guidelines on the standardized presentation of the remuneration report, the remuneration that was awarded and due to the Executive Director and former Executive Board members in the calendar years 2022 and 2023 can be found in the table below.

These amounts were awarded and due in accordance with the relevant policy that applied at the time and there were no deviations.

			Fixed		Variable
In EUR thousand			Salary	Benefits	Upfront1)	Deferred2)	One-off	Pension	Total	Ratio Fixed/Variable3)

Lard Friese	2023		1,637	87	456	—	115	656	2,951	81% / 19%

	2022	4)	1,559	77	453	—	199	621	2,910	78% / 22%

Matt Rider	2023	5)	1,037	107	279	151	—	427	2,001	79% / 21%

	2022		988	66	295	309	—	395	2,053	71% / 29%

[1]

The upfront cash and share payments of variable compensation that was allocated for the previous performance year. The shares are valued at their price at vesting. For example, the upfront cash and shares of the 2021 variable compensation award that were paid in 2022.

[2]

The deferred cash and share payments of the variable compensation that was allocated for performance years before the previous performance year. The shares are valued at their price at vesting. For example, the deferred cash and shares of the 2018-2019 variable compensation awards that were paid in 2022.

[3]	Fixed (the numerator) is the sum of Salary, Benefits and Pension divided by the Total. Variable (the denominator) is the sum of Upfront, Deferred and One-off divided by the Total.
[4]	The one-off item concerns the payments of the 2020 sign-on arrangement that were deferrred for two years (EUR 57 thousand in cash and 28,692 shares at a vesting price of EUR 4.973).
[5]	For transparency in a transition year, this discloses Mr. Rider’s full year of 2023 as Mr. Rider was a memer of the Executive Board up to September 30, 2023.

Annual Report on Form 20-F 2023 | 77

About Aegon Governance and risk management Financial information Sustainability information

Annualized total compensation overview (2019-2023)

The table below shows the total compensation that was awarded and due in the last five calendar years on an annualized basis and the year-on-year annual change in total compensation. Please note that therefore several amounts are on annual basis, and not reflecting actual amounts for the period during which the individual served as Executive Director or Executive Board member.

These amounts were awarded and due in accordance with the Executive Director Remuneration Policy that applied at the time and there were no deviations. Additionally, the table shows the Aegon net result, a proxy of the financial and non-financial business performance, the vesting price of the Aegon shares, the inflation in the Netherlands and the average employee compensation over the same period.

In EUR thousand	Annualized	2019		2020		2021		2022	2023

Lard Friese	Awarded and due	-		2,719		2,748		2,910	2,951

	Change	-		-		1%		6%	1%

Matt Rider	Awarded and due	1,799		1,824		2,052		2,053	2,001

	Change	8%		1%		12%		0%	(3%	)

Alex Wynaendts	Awarded and due	3,806		3,268		-		-	-

	Change	(23%	)	(14%	)	-		-	-

Aegon net result (EU-IFRS)1)	In EUR million	1,525		55		1,701		(2,504)	(199)

Aegon business performance2)	Target = 100%	79%		57%		123%		113%	130%

Vesting price Aegon shares	In EUR	4.287		2.079		3.934		4.973	4.274

Inflation in the Netherlands	Consumer Price Index	2.6%		1.3%		2.7%		10.0%	3.8%

Average employee compensation3)	In EUR thousand	115		110		105		134	137

	Annual change	11%		(4%	)	(5%	)	28%	2%

[1]	Up to 2022, Aegon net income is reported under IFRS 4, as of 2023 this is under IFRS 17.
[2]

The weighted average Aegon financial and non-financial business performance, expressed as a percentage on a performance scale with 50% as threshold, 100% as target and 150% as maximum, as used for the allocation of variable compensation in the applicable year.

[3]

Consistent with the CEO pay ratio calculation, the average employee compensation is based on the audited total EU-IFRS remuneration expenses for all employees divided by the number of employees in scope for these expenses.

2024 Executive Director performance indicators

Upon the 2024 Annual General Meeting, the 2024 variable compensation metrics for the Executive Director will be disclosed as part of the Directors’ Remuneration Policy that will be proposed for adoption by the shareholders.

 78  |  Annual Report on Form 20-F 2023

Risk management

Risk management

As an insurance group, Aegon manages risk for the benefit of its customers and other stakeholders. The company is exposed to a range of financial, underwriting and operational risks. Aegon’s risk management and internal control systems are designed to ensure that these risks are managed effectively and efficiently in a way that is aligned with the company’s strategy.

For Aegon, risk management involves:

▪	Understanding risks that the company faces
▪	Maintaining a group-wide framework through which the risk-return trade-off associated with these risks can be assessed
▪	Maintaining risk tolerances and supporting policies to limit exposure to a particular risk or combination of risks
▪	Monitoring risk exposures and actively maintaining oversight of the company’s overall risk and solvency positions

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

Following from the risk appetite statement, risk tolerances are defined on:

▪	Solvency, including Cash Capital at Holding and capital generation, to ensure that Aegon remains solvent even under adverse scenarios;
▪	Liquidity, to ensure that Aegon has sufficient liquidity even under extreme scenarios;
▪	Risk balance, to ensure a healthy balance of risk exposures; and
▪	Responsible business with effective controls, which acknowledges an acceptable level of operational risk and stresses a low tolerance for (lack of) actions that could lead to material adverse risk events that result in breaking promises or not meeting reasonable expectations of customers, legal and regulatory breaches, reputational damage, financial detriment or financial misstatement.

The tolerances are further developed into measures, thresholds and indicators that have to be complied with to remain within the tolerances.

Risk universe

Aegon’s risk universe is structured to reflect the type of risks to which the company is exposed. The identified risk categories are financial risk (for example, interest rate risk and credit risk), underwriting risk (for example, mortality and morbidity risk and policyholder behavior), and operational risk (for example, fraud, business disruption, processing, and privacy risks). Specific risk types are identified within these risk categories. These risks, internal or external, may affect the company’s operations, earnings, share price, value of its investments, or the sale of certain products and services. In the context of Aegon’s risk strategy, a risk appetite is set for the three identified risk categories (see table below).

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

Annual Report on Form 20-F 2023 | 79

About Aegon Governance and risk management Financial information Sustainability information

Risk identification and risk assessment

Aegon has identified a risk universe that captures all known material risks to which the company is exposed. To assess all risks, Aegon maintains a documented, consistent methodology for measuring risks. The risk metrics are embedded in Aegon’s key reports and are used for decision making.

Risk response

Aegon distinguishes the following risk responses, which are particularly relevant where risks are out of tolerance:

▪	Risk acceptance: The risk is accepted by management;

▪	Risk control: The risk is reduced by reducing the exposure, by improving processes and existing controls or by introducing new controls;

▪	Risk transfer: The risk is reduced by insuring the company against the risk or by outsourcing activities to third parties; or

▪	Risk avoidance: Activities that are the source of the risk are terminated.

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

Change risk management

The ERM framework including the operational risk universe is applicable to all change initiatives and special projects across Aegon. In 2023, Aegon combined the Dutch operations with a.s.r. and consequently redomiciled its legal seat to Bermuda. The risk function provided oversight over both projects and prepared independent risk opinions to the Board with further monitoring of open items.

Most significant risks

The most significant risks Aegon faces in terms of exposures and required capital are:

▪	Financial markets risks (particularly related to credit, equity, and interest rates)

▪	Underwriting risks (particularly related to mortality and morbidity risks and policyholder behavior)

▪	Operational risks (particularly related to reputation and continuity of operations)

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

Aegon has a low preference for investments in equity securities via the general account. Equity investments generate an equity risk premium over the long run, but in combination with a high capital charge result in a relatively low return on capital. Aegon accepts equity exposure through fee-based business in the separate accounts and mutual funds. Aegon has experience and expertise in managing complex investment guarantees and leverages this capability by providing customers access to a range of investment strategies and guaranteed benefits. Although Aegon accepts equity exposure via guarantee products, its preference is to hedge this risk as much as possible. Other investment risks include real estate exposure in the general account, and indirectly via property funds invested for the account of policyholders.

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

 80 |  Annual Report on Form 20-F 2023

Risk management

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

Please refer to note 4 “Financial Risk” of Aegon’s financial statements for more information.

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

Sustainability risk

Sustainability risk, including climate risk, is not considered a separate risk type but is a risk driver that impacts multiple risks. Sustainability is explicitly part of Aegon’s risk taxonomy, embedded in its ERM framework and incorporated in the relevant risk policies. Sustainability has financial, underwriting, business, legal, regulatory, conduct and compliance risk angles. For example, climate change can impact future investment returns. The legal, regulatory, conduct and compliance risk angles relate to the ability to comply with relevant legal and regulatory requirements. The importance of handling sustainability risk effectively and expeditiously is expected to further increase, also given the increasing importance of sustainability for all stakeholders including society, investors, customers, and regulators.

Fraud risk

Fraud Risk is interpreted broadly in Aegon and relates both to operational types of fraud and financial reporting related fraud.

Operational types of fraud are divided between internal and external fraud, that is, fraud committed by employees and fraud committed by others, with external fraud further specified as intermediary fraud or fraud committed by third parties. To combat operational types of fraud, Aegon has put policies in place and reports internally on its adherence to these policies. To enable the Executive Committee and Board of Directors to assess fraud risks, Compliance departments report quarterly on fraud events. In its annual

Annual Report on Form 20-F 2023 | 81

About Aegon Governance and risk management Financial information Sustainability information

Systematic Integrity Risk Analysis (SIRA), Aegon analyzes both its exposure to fraud, and its residual risks, taking into account all measures Aegon has put in place to combat fraud. Where gaps are found, additional measures are put in place.

Furthermore, Aegon has an established process in place to assess and confirm effective controls are in place concerning fraud in financial reporting. This assessment is performed annually and is based on a set of mandatory scenarios. In addition, the assessment is required to be performed by all Aegon subsidiaries.

Business environment scan

In addition to managing these various types of risk, Aegon performs a business environment scan. The aim is to identify emerging, fundamental/structural trends, risks, and opportunities in our operating environment, which could have significant impact on value creation and Aegon’s financial strength, competitive position, or reputation. It is a critical, cross-functional exercise that looks beyond impact to assess the potential of topics that influence value protection and creation. The scan is performed as a check on the ongoing appropriateness of the risk universe, to ensure the completeness of Aegon’s risk assessment as well as to provide input for ongoing strategy development. The scan takes into account the relationship and interconnectivity between risks and opportunities and the impact on business objectives.

Topic identification, mapping, and selection are based on desk research, interviews with internal and external experts, and management selection. Topic areas can include, among others, geopolitics, macro- and financial economics, technology, regulations and supervision, customer preferences, product markets, market conduct and ESG. Outcomes can be used for materiality reporting, as input for Aegon’s strategy process and for possible follow-up in terms of further analysis, tracking, or as a global project.

Risk governance framework

Aegon’s risk management is based on clear, well-defined risk governance. The goals of risk governance are to:

▪	Define roles and responsibilities, and risk reporting procedures for decision-makers

▪	Institute a proper system of checks and balances

▪	Provide a consistent framework for managing risk in line with the targeted risk profile

▪	Facilitate risk diversification

Governance structure

Aegon’s risk management framework is represented across all levels of the organization. This ensures a coherent and integrated approach to risk management throughout the company. Similarly, Aegon has a comprehensive range of group-wide risk policies that detail specific operating guidelines and limits. These policies include legal, regulatory, and internally set requirements, and are designed to keep overall risk-specific exposures to a manageable level. Any breach of policy limits or warning levels triggers remedial action or heightened monitoring. Further risk policies may be developed at a local level to cover situations specific to particular business units.

Aegon’s risk management governance structure has four layers:

▪	The Board of Directors (Board) and its Risk Committee

▪	The CEO and the Executive Committee

▪	The Group Risk & Capital Committee (GRCC) and its sub-committees

▪	The local Risk & Capital Committees

The Risk Committee reports to the Board on topics related to the ERM framework and the internal control system. This includes:

▪	Risk strategy, risk tolerance, and risk governance;

▪	Product development and pricing;

▪	Risk assessment;

▪	Risk responses and internal control effectiveness;

▪	Risk monitoring; and

▪	Risk reporting.

The Risk Committee works closely with the Board of Directors Audit Committee (Audit Committee).

For a description of the main roles and responsibilities of the Risk Committee see the section on the Risk Committee on page 59 of the Report of the Board of Directors in this Annual Report.

It is the responsibility of the CEO and the Group’s Chief Risk Officer (CRO) to inform the Board of any risk that directly threatens the solvency, liquidity, or operations of the company.

The CEO has overall responsibility for risk management. The CEO adopts the risk strategy, risk governance, risk tolerance, and material changes in risk methodology and risk policies. The Group’s CRO has a standing invitation to attend the CEO meeting and has a direct reporting line to the Board to discuss ERM and related matters. The CRO is also a member of the Executive Committee.

The Executive Committee oversees a broad range of strategic and operational issues. While the CEO is Aegon’s statutory Executive Director, the Executive Committee provides vital support and expertise in safeguarding Aegon’s strategic goals. The Executive Committee discusses and sponsors ERM, in particular the risk strategy, risk governance, risk tolerance, and the introduction of new risk policies.

 82  |  Annual Report on Form 20-F 2023

Risk management

The CEO and Executive Committee are supported by the Group Risk & Capital Committee (GRCC). The GRCC is Aegon’s most senior risk committee. It is responsible for managing Aegon’s balance sheet at the global level, and is in charge of risk oversight, risk monitoring, and risk management -related decisions on behalf of the CEO and in line with its charter. The GRCC ensures risk-taking is within Aegon’s risk tolerances; that the capital position is adequate to support financial strength and regulatory requirements, and that capital is properly allocated. The GRCC informs the CEO about any identified (near) breaches of overall tolerance levels that threaten the risk balance, as well as any potential threats to the company’s solvency, liquidity, or operations.

The GRCC has three sub-committees: the ERM framework, Accounting and Actuarial Committee (ERMAAC), the Non-Financial Risk Committee (NFRC) and the Model Validation Committee (MVC).

The purpose of the ERMAAC is to assist the GRCC, CEO, and Executive Committee with financial risk framework setting and maintenance across all group-level balance sheet bases, including policies, standards, guidelines, methodologies, and assumptions.

The purpose of the NFRC is to assist the GRCC, CEO and Executive Committee with non-financial risk framework setting and maintenance, including policies, standards, guidelines, and methodologies, and to act as a formal discussion and information-exchange platform on matters of concern regarding non-financial risk management.

The MVC is responsible for approving all model validation reports across Aegon. This is an independent committee that reports to the GRCC and the CEO to provide information on model integrity and recommendations on how to further strengthen these models.

Aegon’s business units have a Risk, or Risk and Capital committee, and an Audit committee. The responsibilities and prerogatives of the committees are aligned with those of the company-level committees and further elaborated in their respective charters, which are tailored to local circumstances.

In addition to the four layers described above, Aegon has an established group-wide Risk function. It is the mission of the Risk function to ensure the continuity of the company by safeguarding the value of existing business, protecting Aegon’s balance sheet and reputation, and supporting the creation of sustainable value for all stakeholders.

In general, the objective of the Risk function is to support the CEO, Executive Committee, Board, and business unit boards in ensuring that the company reviews, assesses, understands, and manages its risk profile. Through oversight, the Risk function ensures the company-wide risk profile is managed in line with Aegon’s risk tolerances, and stakeholder expectations are managed under both normal business conditions and adverse conditions caused by unforeseen negative events.

The following roles are important in order to realize the objective of the Risk function:

▪	Advising on risk-related matters including risk tolerance, risk governance, risk methodology, and risk policies
▪	Supporting and facilitating the development, incorporation, maintenance, and embedding of the ERM framework and sound practices
▪	Monitoring and challenging the implementation and effectiveness of ERM practices

In the context of these roles, the Risk function has the following responsibilities:

ERM Framework

▪	The overarching ERM Framework supports Aegon’s corporate strategy and enables management to effectively deal with uncertainty and the associated risk-return trade-offs.

Global Risk Appetite (GRA)

▪	The GRA is linked to and supports Aegon’s strategy and purpose and translates these into risk tolerances and risk limits.

Risk identification and assessment

▪	All material risks are captured and classified in Aegon’s risk universe. An emerging risk process is in place to ensure that risk universe remains up to date and complete. Risk assessment includes risk measurement across valuation and reporting metrics and feeds into Aegon’s risk strategy, including risk preferences and risk profile considerations.

Risk governance

▪	A risk governance framework is in place across all levels of the company, including formal committees, committee charters, memberships across relevant functions, and escalation procedures.

Policies and standards

▪	Risk policies and standards set out requirements, roles and responsibilities, and processes to manage risks across the risk universe.

Annual Report on Form 20-F 2023 | 83

About Aegon Governance and risk management Financial information Sustainability information

Risk framework embedding

▪	The ERM Framework is embedded in Aegon’s key business areas. The Own Risk Self-Assessment (ORSA)[1] unites the risk and capital management and the business planning processes across Aegon and aligns these to its strategy. The risk strategy is aligned with the business strategy, the strategy execution is closely monitored, and risks are identified on time to ensure strong delivery in a safe and timely manner.

Risk oversight

▪	Major business (and risk) decisions are risk-based; properly risk-informed and, where relevant, challenged by the Risk function to protect the balance sheet and proper customer conduct.

Risk monitoring and reporting

▪	Risks across the risk universe are monitored and reported.

Risk culture

▪	Risk culture is embedded across the company.

▪	Risk culture encompasses the awareness of employees, management, and leadership of relevant risks and how risks are managed.

Aegon’s group-wide and business unit risk management staff structure is fully integrated. Business unit CROs have either a direct reporting line to the Group CRO or one of the CROs that reports directly to the Group CRO.

Keeping ERM framework up to date and effective

Aegon continuously works on keeping its ERM framework up-to-date, effective and fit-for-purpose. The annual risk development plan outlines priorities for the year and rationalizes activities that align with Aegon’s strategy and vision. Policies, charters and other governance documents are regularly reviewed and updated where necessary. Also, activities such as the Business Environment Scan provide an internal and external perspective on the risk universe and will signal where updates are required. For example, sustainability risk, including climate risk has been incorporated more explicitly into our risk taxonomy and relevant risk and business policies and processes. In addition, internal processes such as policy attestation verify compliance with policies. Non-compliance requires remediating action plans, which are actively monitored to ensure execution.

Internal control system

Aegon has developed an internal control system that serves to facilitate its compliance with applicable laws, regulations (for example Sarbanes-Oxley Act and Solvency II), and administrative processes, and the effectiveness and efficiency of operations with regard to its objectives, in addition to the availability and reliability of financial and non-financial information. The overall internal control system ensures appropriate control activities for key processes, and the documentation and reporting of administrative and accounting information. A key element of the internal control system is to facilitate action planning and embed continuous improvement regarding the internal control environment throughout the organization. The internal control system is embedded through policies and frameworks such as the ERM Framework, Model Validation Framework, Operational Risk Management (ORM) Framework, and Information Technology Framework. Aegon’s internal control system is considered more encompassing in scope than the Integrated Framework issued by COSO on which criteria for the internal control system are based.

In relation to the Information Technology Framework, as some of the core processes and systems shift from legacy on-premises environment to the cloud, Aegon has established a strategy to manage cloud risk. This includes defining key elements of cloud governance, cloud security strategy, as well as integrating cloud control requirements into our IT Control Framework.

In 2023, risk management and internal control topics were discussed by the relevant management committees and bodies, including the Executive Committee, Risk Committee, and the Audit Committee. An analysis of internal and external audit reports and risk reviews revealed no material weaknesses. As a result, no significant changes or major improvements were made or planned to the risk management and internal control systems.

[1]	Based on the redomicilation of Aegon to Bermuda, the ORSA will be replaced by the Group Solvency Self-Assessment (GSSA) in 2024.

 84  |  Annual Report on Form 20-F 2023

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

Aegon follows a number of guiding principles in terms of capital and liquidity management:

▪	Promoting strong capital adequacy in Aegon’s businesses and operating units

▪	Managing and allocating capital efficiently in support of the strategy and in line with its risk tolerance

▪	Maintaining an efficient capital structure, with an emphasis on optimizing Aegon’s cost of capital

▪	Maintaining adequate liquidity in both the operating units and the Holding to ensure that the company is able to meet its obligations by enforcing stringent liquidity risk policies

▪	Maintaining continued access to international capital markets on competitive terms

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

Capital adequacy of Aegon’s operating units

Aegon manages capital in its operating units at levels sufficient to absorb moderate shocks without impacting the remittances to the Group. These moderate shocks could be caused by various factors, including general economic conditions, financial markets risks, underwriting risks, changes in government regulations, and legal and arbitration proceedings. To mitigate the impact of such factors on the ability of operating units to pay remittances to the Group, Aegon established an operating level of capital in each of the units: 400% Risk-Based Capital (RBC) Company Action Level (CAL) in the US and 150% Solvency Capital Requirement (SCR) in the UK; based on UK Solvency II. Aegon manages capital in the units to their respective operating levels over-the-cycle.

After investments have been made in new business to generate organic growth, capital generated by Aegon’s operating units is available for distribution to the holding company. In addition to an operating level, Aegon established a minimum dividend payment level of capital in each of the units: 350% RBC CAL in the US and 135% SCR in the UK; based on UK Solvency II. As long as the capital position of the unit is above this minimum dividend payment level, the unit is expected to pay remittances to the Group.

When the operating unit’s capital position approaches the minimum dividend payment level, capital management tools will be used to ensure that units will remain well capitalized. The frequent monitoring of actual and forecasted capitalization levels of its operating units is an important element in Aegon’s capital framework in order to actively maintain adequate capitalization levels.

The regulatory capital requirement, minimum dividend payment level, operating level, and actual capitalization for Aegon’s main operating units at December 31, 2023 are included in the following table:

Capital requirements	Regulatory capital requirement	Minimum dividend payment level	Operating level	Actual capitalization

US RBC CAL ratio	100%	350%	400%	432%

Scottish Equitable Plc (UK) Solvency II ratio	100%	135%	150%	187%

For more details on the capital ratios and the movement thereof, see note 37 “Capital management and solvency” in Aegon’s consolidated financial statements.

Improving risk-return profile

Aegon has an active global reinsurance program designed to optimize the risk-return profile of insurance risks. In addition, Aegon monitors the risk-return profile of new business written, withdrawing products that do not create value for its stakeholders.

Aegon continues to take measures to improve its risk-return profile. Particularly in the United States, several actions were taken to strengthen the capital position and reduce the volatility of the local capital positions.

Annual Report on Form 20-F 2023 | 85

About Aegon Governance and risk management Financial information Sustainability information

Management actions US

As announced during the June 2023 Capital Markets Day, Transamerica aims to improve the quantum and quality of its capital generation, while reducing its exposure to Financial Assets. During 2023, Transamerica has made good progress in implementing its plans.

Regarding Strategic Assets these include:

▪	Transamerica has agreed upon an earn-out arrangement with certain key founders of World Financial Group (WFG). This will improve the value creation by the growth of the distribution network;

▪	Transamerica has insourced the administration to facilitate the anticipated growth.

As part of the strategy rolled out on the CMD, the legacy Universal Life portfolio and Single Premium Group Annuities (SPGA) have been added as a Financial Asset. Transamerica aims to release capital employed in Financial Assets in part through in-force management actions. During 2023 the following management actions related to the Financial Asset portfolio were executed:

▪	Rate increase programs in Long-Term Care with a total value of approvals achieved since the beginning of 2023 amounts to USD 245 million, which is 35% of the USD 700 million target set at the 2023 CMD.

▪	The US RBC ratio volatility from Variable Annuities was substantially reduced by actions taken in 2022. In the second half-year of 2023, the dynamic hedging program for the Variable Annuities guaranteed benefits was expanded to also hedge statutory lapse and mortality margins. This has reduced the sensitivity of the RBC ratio to equity markets further.

▪	In July 2023, Transamerica reinsured USD 1.4 billion of Secondary Guarantee Universal Life (SGUL) statutory reserves to Wilton Re. The transaction reduced exposure to mortality risk and covered around 14,000, representing 12% of the total reserves backing this product line.

▪	In 2022, Transamerica set-up a dedicated entity to repurchase institutionally owned universal life policies to reduce mortality risk of the overall portfolio. By 2027, Transamerica aims to have purchased 40% of the USD 7 billion face value of institutionally owned universal life policies that were in-force at the end of 2021. At the end of 2023, the company had purchased 23% of the face value of institutionally owned universal life policies, focusing on older age policies with large face amounts. Since inception in 2022, Transamerica has purchased policies for more than USD 800 million, and in the meantime used the proceeds from terminated policies to purchase further policies.

▪	Reserves have been strengthened by reducing its captive financing through the recapture of certain policy blocks from two captives in the third quarter.
▪	Transamerica reinsured a portfolio of Fixed Deferred Annuities with USD 4.6 billion of reserves from Transamerica Life Insurance Company (TLIC) to a new affiliated Bermuda-based reinsurance entity. This will allow the block to be managed under a more market consistent framework, and will reduce capital volatility.

Cash Capital at Holding and liquidity management

Liquidity management is a fundamental building block of Aegon’s overall financial planning and capital allocation processes. Liquidity is managed both centrally and at the operating unit level and is coordinated centrally at Aegon Ltd.

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

The main sources of liquidity in Cash Capital at Holding are remittances from operating units and proceeds from divestitures. In addition, contingent internal and external liquidity programs are maintained to provide additional safeguards against extreme unexpected liquidity stresses.

Aegon uses the cash flows from its operating units to pay for holding expenses, including funding costs. The remaining free cash flow is available to execute the company’s strategy, to strengthen the balance sheet through deleveraging or make capital injections into units as required, to make acquisitions, to fund dividends on its shares, and to return capital to shareholders, if possible, all subject to maintaining targeted Cash Capital at Holding. Aegon aims to pay out a sustainable dividend to enable equity investors to share in its performance.

When determining whether to declare or propose a dividend, Aegon’s Board of Directors balances prudence with offering an attractive return to shareholders. This is particularly important during adverse economic and/or financial market conditions. Furthermore, Aegon’s operating units are subject to local insurance regulations that could restrict remittances to be paid to the holding company. There is no requirement or assurance that Aegon will declare and pay any dividends.

On December 31, 2023, Aegon held a balance of EUR 2.4 billion in Cash Capital at Holding, compared to EUR 1.6 billion on December 31, 2022. Details on the movement are included in note 37 “Capital management and solvency” in Aegon’s consolidated financial statements.

 86  |  Annual Report on Form 20-F 2023

Capital and liquidity management

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

Financial leverage

Aegon defines gross financial leverage as debt or debt-like funding issued for general corporate purposes and for capitalizing Aegon’s business units. Gross financial leverage includes hybrid instruments, and subordinated and senior debt. In 2023, Aegon achieved its goal to reduce its gross financial leverage to around EUR 5.0 billion, as announced during the June 2023 Capital Markets Day. Gross financial leverage was EUR 5.1 billion per December 31, 2023, after a EUR 500 million reduction in gross financial leverage in December 2023 funded from the proceeds of the a.s.r. transaction.

The following are metrics that Aegon assesses in managing leverage:

▪	Gross financial leverage ratio

▪	Fixed charge coverage

▪	Various rating agency leverage metrics

▪	Other metrics, including gross financial leverage divided by operating capital generation

Aegon’s gross financial leverage ratio is calculated by dividing gross financial leverage by total capitalization. Aegon’s total capitalization consists of the following components:

▪	Shareholders’ equity based on IFRS as adopted by the EU

▪	Non-controlling interests and shares related to long-term incentive plans that have not yet vested

▪	Contractual service margin, excluding joint-ventures and associates, net of tax

▪	Gross (or total) financial leverage

Aegon’s fixed charge coverage is a measure of the company’s ability to service its financial leverage. It is calculated as the sum of the operating result and interest expenses on financial leverage divided by interest payments on financial leverage. The fixed charge coverage includes the impact of interest rate hedging.

Operational leverage

Although operational leverage is not considered part of Aegon’s total capitalization, it is an important source of liquidity and funding. Operational leverage relates primarily to the use of a Federal Home Loan Bank (FHLB) facility.

Funding and back-up facilities

The majority of Aegon’s financial leverage is issued by Aegon Ltd., the parent company. A limited number of other Aegon companies have also issued debt securities, but for the most part these securities are guaranteed by Aegon Ltd.

To support the need for Letters of Credit (LOCs) and to enhance its liquidity position, Aegon maintains backup credit and LOC facilities with international lenders. The company’s principal arrangements comprise a EUR 1.7 billion syndicated revolving credit facility and an LOC facility of USD 1.5 billion. The syndicated revolving credit facility matures in 2025. The LOC facility matures in 2026. In addition, Aegon also maintains a number of shorter-dated bilateral backup liquidity facilities.

Annual Report on Form 20-F 2023 | 87

About Aegon Governance and risk management Financial information Sustainability information

Rating agency ratings

Aegon’s objective is to maintain strong financial strength ratings in its main operating units, and this plays an important role in determining the company’s overall capital management strategy. Aegon maintains strong financial strength ratings from several international rating agencies for its operating units.

December 31, 2023	Aegon Ltd.	Aegon USA	Aegon UK

S&P Global1)
Financial strength		A+	A+
Long-term issuer	BBB+
Senior debt	BBB+
Subordinated debt	BBB-

Moody’s Investors Service
Financial strength		A1
Long-term issuer	Baa1
Senior debt	Baa1
Subordinated debt	Baa2

A.M. Best
Financial strength		A

[1] At December 31, 2023, the outlook on S&P’s ratings was negative. S&P changed the outlook from negative to stable in February 2024.

Aegon Group Solvency Ratio

Following the transfer of Aegon’s legal domicile to Bermuda on September 30, 2023, group supervision moved from the Dutch Central Bank ( DNB) to the Bermuda Monetary Authority (BMA). Aegon’s group solvency ratio under the Bermuda solvency framework is broadly aligned with that under the previously applied Solvency II framework during a transition period until the end of 2027. This includes the method to translate Transamerica’s capital position into the group solvency position. For more information about group solvency and recent developments, please refer to section “Regulation and supervision”.

Aegon’s Group solvency ratio was 193% on December 31, 2023, compared to 208% on December 31, 2022. The decrease in Group solvency ratio is driven by the EUR 1,500 million share buyback related to the transaction with a.s.r. The Group solvency ratio includes Aegon UK based on the local UK Solvency II regulation, including the recent reform of the risk margin calculation. For more details, please refer to note 37 “Capital management and solvency” to Aegon’s consolidated financial statements.

	December 31, 2023 1)	December 31, 2022
Group Eligible Own Funds	14,250	16,332
Group SCR	7,366	7,844
Group solvency ratio	193%	208%

[1] The solvency ratios are estimates and are not final until filed with the respective supervisory authority.

Sensitivities

Aegon calculates the sensitivities of its capital ratios as part of its capital management framework. The following table provides an overview of the sensitivities (downward and upward) to certain parameters and their estimated impact on the capital ratio. Aegon has a 29.98% stake in a.s.r. following the completion of the transaction. The impact from this 29.98% stake has been excluded in the sensitivities of the Group solvency ratio.

Please note that the sensitivities listed in the tables below represent sensitivities to Aegon’s position at the balance sheet date. The sensitivities reflect single shocks, where other elements remain unchanged. Real-world market impacts (for example, lower interest rates and declining equity markets) may happen simultaneously, which can lead to more severe combined impacts and may not be equal to the sum of the individual sensitivities presented in the table. The sensitivities assume deferred tax asset (DTA) admissibility. Under certain adverse scenarios and where applicable, part of DTAs could become inadmissible. While this would increase the sensitivities relative to the published sensitivities, the DTAs would still be recoverable over time. In the sensitivities of the Americas, part of the DTAs was inadmissible per December 31, 2023.

 88  |  Annual Report on Form 20-F 2023

Capital and liquidity management

	Scenario		Group				Americas2)				SE Plc
			20231)		2022		2023		2022		2023		2022
Equity markets	(25%	)	(5%	)	(4%	)	(14%	)	(15%	)	7%		10%
Equity markets	+25%		0%		0%		3%		7%		(6%	)	(8%	)
Interest rates	-50bps		0%		2%		1%		0%		(1%	)	0%
Interest rates	+50bps		(1%	)	(2%	)	1%		1%		1%		(2%	)
Govt spreads	-50bps		0%		1%		n.a.		n.a.		2%		1%
Govt spreads	+50bps		(1%	)	(1%	)	n.a.		n.a.		(2%	)	(2%	)
Non-govt spreads	-50bps		1%		1%		0%		(2%	)	1%		0%
Non-govt spreads	+50bps		(1%	)	(2%	)	0%		1%		0%		(1%	)
US Credit Defaults 3)	~3x long-term average		(3%	)	n.a.		(6%	)	n.a.		n.a.		n.a.
US Credit Migration on 10% of assets 4)	1 big letter downgrade		(3%	)	n.a.		(8%	)	n.a.		n.a.		n.a.
Longevity	+5%		(4%	)	(3%	)	(10%	)	(4%	)	(1%)		(1%	)

[1]	Excluding impact from 29.98% stake in a.s.r..
[2]	The sensitivities are presented on a Solvency II equivalent basis, after application of the conversion methodology to US regulated (life) companies.
[3]

Defaults equivalent to three times the long-term average over 12 months period, of which one third is reflected in operating capital generation and the remainder in this scenario; equivalent to a 1-in-10 scenario.

[4]	Downgrade of 10% of the US general account by one big rating letter, equivalent to a 1-in-10 scenario.

Equity sensitivities

Aegon is exposed to the risk of a downturn in equity markets. This is mainly a consequence of indirect equity exposure in the Americas.

In the Americas, equity sensitivities are primarily driven by the variable annuity (VA) business, where base contract fees are charged as a percentage of underlying funds, many of which are equity based. While guaranteed benefits are fully hedged for equity risk, the indirect equity exposure associated with the base contract fees is not. The asymmetry between the impacts of up and down shocks is caused by reserve flooring in the variable annuity business. The variable annuity voluntary reserve that was set up in 2022 provides a dampening of the RBC ratio sensitivity towards equity movements. The impacts are quite in line with last year.

Interest rates sensitivities

Aegon’s group solvency ratio is not very sensitive to movements in interest rates given the asset liability management and hedging programs that are in place.

In the Americas, a decrease in interest rates leads to higher reserves for variable annuities and universal life products, which are offset by payoffs from interest rate hedging programs. For the Americas, interest rate sensitivity results are quite stable due to Clearly Defined Hedging Strategy implemented in 3Q 2021 (net of SSAP108 deferrals). The SSAP 108 deferral reduces non-economic statutory surplus volatility by deferring the breakage between the reserves and hedge movement on TLIC. There is a deferral of net loss (creating an asset) in up rate shocks and a deferral of net gain (creating a liability) in down rate shocks to the balance sheet of the TLIC legal entity and this is generally amortized over a 10-year period.

For SE Plc, the main insurance entity of Aegon UK, exposure to lower interest rates leads to higher required capital on mortality, expense and policyholder lapse risks which is partly offset by gains on the swaps held in the general account. There is one key driver for the changes in sensitivity, which is the sale of the Protection Business, mainly lowering the Own Funds impact in interest rate sensitivities.

Spread sensitivities

The non-government spread sensitivities include shocks on corporate bonds and structured instruments. Overall, Aegon is exposed to the risk of widening credit spreads, which results in lower asset valuations. Aegon as a whole has little exposure to changes in government spreads. The exposure in the Americas is negligible, and there is a slight risk in SE Plc.

The solvency ratio of the Americas shows hardly any impact from spread widening/narrowing, which results from a higher/ lower discount rate used for valuing employee pension plan liabilities offset by the negative/positive impact from lower fixed asset values.

Exposure to government spread sensitivities is driven by SE Plc, which is exposed to spreads widening due to the reduction in the value of fixed-income assets.

Annual Report on Form 20-F 2023 | 89

About Aegon Governance and risk management Financial information Sustainability information

Credit default and migration sensitivities

Previously, the credit sensitivity of the Americas reflected the impact of credit defaults and rating migrations on assets held in the general account portfolio. Credit sensitivities were updated to reflect the 1-in-10 impact of defaults and migrations separately. Defaults represent the annual impact of a level three times the long-term average with 1/3 in OCG and the remainder as a shock impact. Ratings migrations are equivalent to 10% of the general account portfolio dropping one letter grade. Under the default sensitivity, the credit impairments reduce the value of credit exposures and increase the amount of required capital. The downward rating migrations of credit instruments increase the amount of required capital.

Longevity sensitivities

All main business units contribute to the company-wide risk that people will live longer than the expectations embedded in our provisions.

For the Americas, the longevity sensitivity widened compared to 2022. This is driven by movements in Health, as mortality assumptions for both active and disabled lives were updated in 1H2023, with decreasing sufficiency impacts. The shock impact change is mostly driven by the erosion of sufficiency, which went down as a result of the 1H 2023 assumption update in the Americas.

 90  |  Annual Report on Form 20-F 2023

Regulation and supervision

Regulation and supervision

Individually regulated Aegon companies are each subject to prudential supervision in their respective home countries and therefore are required to maintain a minimum solvency margin based on local requirements. In addition, Aegon as a whole is subject to prudential requirements on a group basis, including capital, internal governance, risk management, reporting, and disclosure requirements.

Developments in 2023

Following completion of the combination of the Aegon NL business with a.s.r.’s business operations in the Netherlands on July 4, 2023, Aegon no longer had a regulated insurance entity in the Netherlands. After an interim period during which the Dutch Central Bank (DNB) continued to fulfill the role of Aegon’s group supervisor, Aegon’s legal domicile transferred to Bermuda. Consequently, the role of group supervision moved to the Bermuda Monetary Authority (BMA) as of October 1, 2023.

Single-entity level Solvency II supervision continues to applicable in respect of Aegon’s regulated EEA insurance entities in Spain and Portugal. Aegon’s Asset Management activities in the Netherlands have continued to be supervised by the Authority Financial Markets (AFM) and DNB.

In addition, subgroup supervision is exercised by the UK Prudential Regulatory Authority with respect to entities established in the United Kingdom as subsidiaries of Aegon Europe Holding B.V. on the basis of the relevant provisions of the UK regulatory regime for insurers.

For other individual regulated subsidiaries, there is no change in the applicable regulatory regime and legal requirements as a result of the redomiciliation of Aegon’s top holding company.

Group Supervision

Following the redomiciliation, Aegon’s group supervision is exercised by the BMA and, accordingly, the relevant Bermudian laws and regulations concerning group supervision are applicable.

The Bermuda Insurance Act 1978 and related regulations provide the BMA with broad authority to perform its group supervisor role with a wide range of functions and supervisory activities, including but not limited to (i) coordinate the gathering of information and dissemination of relevant or essential information for going concerns and emergency situations (including information which is important for the supervisory task of other competent authorities), (ii) review and assess the financial situation of the group, (iii) assess the compliance with the rules on solvency and on risk concentration and intra-group transactions of the group, (iv) assess the system of governance of the group, (v) plan and coordinate supervisory activities in cooperation with other competent authorities concerned, (vi) coordinate any enforcement action against the group and its members and (vii) plan and coordinate meetings of the college of supervisors of the Aegon Group. Bermuda’s regulatory regime is well recognized, having been granted equivalent status by the EU under the Solvency II regime, and by the UK under its own Solvency UK regime. It has also been designated as a qualified jurisdiction and reciprocal jurisdiction by the US National Association of Insurance Commissioners (NAIC).

Group Solvency

In Bermuda, Aegon’s group solvency ratio and surplus under the Bermuda solvency framework will be broadly in line with that under the Solvency II Regime during a transition period until the end of 2027. After the transition period, Aegon will fully adopt the Bermudian solvency framework.

Insurance companies are required to determine technical provisions at a value that corresponds with the current exit value of their obligations towards policyholders and other beneficiaries of insurance and reinsurance contracts. The calculation of the technical provisions is based on market-consistent information where possible. The value of the technical provisions is equal to the sum of a best estimate and a risk margin. The discount rate at which technical provisions are calculated and other parameters may have an important effect on the amount and volatility of own funds (the excess of assets over liabilities).

Insurers and reinsurers are required to hold eligible own funds to ensure that they are able to meet their obligations over the next 12 months with a probability of at least 99.5% (that is, the ability to withstand a 1-in-200-year event). This objective is called the Solvency Capital Requirement (SCR). Insurance companies are allowed to use: (a) a standard formula to calculate their SCR; (b) a self-developed internal model; for which the approval of supervisory authorities is required; or (c) a partial internal model (PIM); a combination of the standard formula and an internal model that also requires approval of supervisory authorities. An internal model should better reflect the actual risk profile of the insurance company than the standard formula. Aegon Ltd. uses a PIM. In addition to the SCR, insurance companies must also calculate a Minimum Capital Requirement (MCR). This represents a lower level of financial security than the SCR, below which the level of eligible own funds held by the insurance company is not allowed to drop. An irreparable breach of the MCR would lead to the withdrawal of an insurance company’s license. Insurance companies are required to hold eligible own funds against the SCR and MCR.

During the transition period, Aegon uses a combination of the two methods – Accounting Consolidation and Deduction & Aggregation – to calculate the Group Solvency ratio. For insurance entities domiciled outside the EEA for

Annual Report on Form 20-F 2023 | 91

About Aegon Governance and risk management Financial information Sustainability information which provisional or full equivalence applies, such as the United States, Aegon uses the Deduction and Aggregation method, based on local regulatory requirements, to translate these into the Group Solvency position. US insurance entities are included in Aegon’s group solvency calculation in accordance with local US Risk-Based Capital (RBC) requirements. Actual solvency levels are included in note 37 “Capital management and solvency” in Aegon’s consolidated financial statements. Aegon’s UK insurance subsidiaries have been incorporated into the Aegon’s Solvency calculation in accordance with UK Solvency II standards, including Aegon UK’s approved Partial Internal Model.

Designation as Internationally Active Insurance Group

Aegon retains its designation as an Internationally Active Insurance Group (IAIG) in accordance with the principles of ComFrame (the Common Framework for the Supervision of IAIGs). The provisions of ComFrame must be implemented in local legislation in order to have a binding effect. To the extent Bermudian regulations require these provisions for IAIGs these provisions are applicable. This also applies to the Insurance Capital Standard (ICS) which is being developed as a consolidated group-wide capital standard for IAIGs; The ultimate goal of the ICS is a single ICS that includes a common methodology by which it achieves comparable outcomes across jurisdictions. The key elements of the ICS include valuation, capital resources, and capital requirements. Ongoing work is intended to lead to improved convergence over time. It must be adopted by the Bermudian jurisdiction to be formally applicable.

Bermuda’s group supervision framework reflects international developments and principles for insurance group supervision adopted by the International Association of Insurance Supervisors (IAIS). The Insurance Amendment Act 2021 introduced the concept of an IAIG to meet the principles and standards of ComFrame. The Insurance Amendment Act 2021 amended the Insurance Act 1978 to make provision for supervisory requirements relating to the administration of IAIGs in Bermuda. Once designated as an IAIG, the IAIG is subject to any rules that the BMA may make prescribing prudential or technical standards to the IAIG, and will continue to be subject to any other requirements of group supervision.

Aegon closely monitors all regulatory requirements resulting from its designation as an IAIG. As an example, we have monitored the Insurance Amendment Act 2023. This amendment to the Insurance Act 1978 was passed in May 2023; it empowers the BMA to require insurance groups to develop a recovery plan. The amendment also empowers the BMA to designate, for the purposes of supervision, a member company of an IAIG as its ‘head of the IAIG’.

In November 2019, the IAIS adopted the Holistic Framework for the assessment and mitigation of systemic risk in the insurance sector. The Holistic Framework consists of an enhanced set of supervisory policy measures and powers of intervention, an annual IAIS global monitoring exercise, and an assessment of consistent implementation of supervisory measures. The provisions of the Holistic Framework must be implemented in local legislation in order to have a binding effect.

Bermuda’s Insurance Act has been amended to give the BMA powers to make rules for recovery planning, and the BMA is finalizing requirements for recovery plans. In 2025, the BMA plans to publicly consult on the design and implementation of an insurance resolution regime in line with the standards of the IAIS.

Future laws and regulations

Aegon has taken note of reforms to Bermuda’s prudential regime, many of which will become applicable in 2024. Aegon further continues to closely monitor all regulatory requirements and changes to them, both at the consolidated level and at the level of individual regulated subsidiaries. In addition to prudential regulatory requirements, this includes ESG-related legislation, such as the Corporate Sustainability Reporting Directive, the Taxonomy Regulation, the Sustainable Finance Disclosure Regulation.

 92  |  Annual Report on Form 20-F 2023

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

Aegon’s Code of Conduct applies to all Directors, officers, and employees of all Aegon companies around the world (regardless of the contractual basis of their employment), including associate companies and joint ventures that are majority owned and/or controlled by Aegon Ltd. Companies in which Aegon does not hold a majority stake will be expected to either adopt the Aegon Code of Conduct or implement an equivalent code.

All Aegon employees must certify that they have read and understood the Code of Conduct, and agree to abide by it. Employees are also required to follow mandatory training on a regular basis to help embed the principles of the Code in the way they work.

Any waivers to the Aegon Code made to Directors or Executive officers must be approved by the Aegon Ltd. Board of Directors or its Audit Committee. Waivers may only be granted in exceptional circumstances and will be promptly disclosed to our shareholders in accordance with applicable laws and stock exchange requirements. Aegon has elected to comply with home country practice and disclose any waivers to the Aegon Code in the Form 20-F instead of disclosing such waivers to shareholders within four business days pursuant to the NYSE rules. No waivers were requested or given during 2023.

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

Aegon implemented Aegon Speak Up to demonstrate its commitment to staff and other stakeholders that it encourages people to report any concerns regarding potential misconduct and will not tolerate reprisals for making a good faith report.

Aegon Speak Up provides a safe environment for anyone who wishes to raise a concern about suspected or observed misconduct that involves Aegon.

For this purpose, Aegon has contracted with an independent third party to host a secure reporting channel for employees and others to report potential misconduct. Reports can be submitted online or via toll-free telephone lines in all the countries in which Aegon conducts business (24 hours a day, seven days a week). Reporters can choose to remain anonymous. If an issue is found upon investigation, appropriate management action is taken to resolve the issue and prevent it from happening again.

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

Annual Report on Form 20-F 2023 | 93

About Aegon Governance and risk management Financial information Sustainability information

Controls and procedures

Disclosure controls and procedures

At the end of the period covered by this Annual Report on Form 20-F, Aegon’s management carried out an evaluation, under the supervision and with the participation of its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of Aegon’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on this evaluation, Aegon’s CEO and CFO concluded that, as of December 31, 2023, the disclosure controls and procedures were effective. There have been no material changes in the company’s internal controls, or in other factors, that could significantly affect internal control over financial reporting subsequent to the end of the period covered by this Annual Report on Form 20-F.

Due to the listing of Aegon shares on the New York Stock Exchange, Aegon is required to comply with the US Securities and Exchange Commission regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, or SOX 404. These regulations require that Aegon’s CEO (the Chairman of the Executive Board) and CFO report on and certify the effectiveness of Aegon’s internal control over financial reporting on an annual basis. Furthermore, external auditors are required to provide an opinion on the management assessment of Aegon’s internal control over financial reporting. The SOX 404 statement by management is stated below, followed by the report of the external auditor.

Management’s annual report on internal control over financial reporting

Aegon’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Aegon’s internal control over financial reporting is a process designed under the supervision of Aegon’s principal executive and financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of its published financial statements. Internal control over financial reporting includes policies and procedures that:

▪	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
▪	Provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles;
▪	Provide reasonable assurance that receipts and expenditures are made only in accordance with the authorizations of management and directors of the company; and
▪	Provide reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on Aegon’s financial statements would be prevented or detected in a timely manner.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management assessed the effectiveness of Aegon’s internal control over financial reporting as of December 31, 2023.

In making its assessment management used the criteria established in “Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission” (COSO, 2013 framework).

Besides enhancements to our internal control over financial reporting related to the transaction with a.s.r. and the adoption of IFRS 9 and IFRS 17, there were no other changes to our internal control over financial reporting during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Based on the assessment, management concluded that, in all material aspects, the internal control over financial reporting was effective as of December 31, 2023. They have reviewed the results of its work with the Audit Committee of the Board of Directors.

Attestation report of the registered public accounting firm

Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2023, was audited by PricewaterhouseCoopers Accountants N.V., an independent registered public accounting firm, as stated in their report included on page 390.

 94  |  Annual Report on Form 20-F 2023

Controls and procedures

Management’s assessment of going concern

Aegon’s management has adopted a going concern basis, in preparing the consolidated financial statements, on the reasonable assumption that the company is, and will be, able to continue its normal course of business in the foreseeable future.

Relevant facts and circumstances, relating to the consolidated financial position on December 31, 2023, were assessed in order to reach the going concern assumption. The main areas assessed are financial performance, capital adequacy, financial flexibility, liquidity, and access to capital markets, together with the factors likely to affect Aegon’s future development, performance, and financial position. Commentary on these is set out in the “Capital and liquidity management”, “Risk management”, “Results of operations” and “Business overview” sections in this Annual Report on Form 20-F. Aegon’s CEO and CFO concluded that the going concern assumption is appropriate on the basis of the financial performance of the company, its continued ability to access capital markets, adequate solvency ratios, and the level of leverage and Cash Capital at Holding.

The Hague, the Netherlands, April 3, 2024

The Executive Director and CFO of Aegon Ltd.

Lard Friese, CEO

Matthew J. Rider, CFO

Annual Report on Form 20-F 2023 | 95

This page intentionally left blank.

 96  |  Annual Report on Form 20-F 2023

Financial information 2023 Annual Report on Form 20-F 2023 | 97

Financial information
100	Selected financial data
102	Results of operations
107	Balance sheet items
109	Capital position
111	Business updates 2023
111	∎ Business updates Americas
115	∎ Business updates United Kingdom
117	∎ Business updates International
119	∎ Business updates Asset Management

Consolidated financial statements of Aegon Ltd.
121	Exchange rates
122	Consolidated income statement of Aegon Ltd.
124	Consolidated statement of comprehensive income of Aegon Ltd.
126	Consolidated statement of financial position of Aegon Ltd.
127	Consolidated statement of changes in equity of Aegon Ltd.
130	Consolidated cash flow statement of Aegon Ltd.

Notes to the consolidated financial statements
131	1 General information
131	2 Material accounting policy information
174	3 Critical accounting estimates and judgment in applying accounting policies
177	4 Financial risks
207	5 Segment information
216	6 Insurance revenue
216	7 Insurance service expenses
217	8 Net income / (expenses) on reinsurance held
218	9 Insurance net investment result
223	10 Other net investment result
224	11 Financing net investment result
225	12 Fees and commission income
225	13 Other operating expenses

227	14 Other income / (charges)
228	15 Income tax
229	16 Earnings per share
230	17 Dividend per common share
231	18 Cash and cash equivalents
233	19 Investments
235	20 Derivatives
244	21 Investments in joint ventures and associates
248	22 Deferred expenses
248	23 Other assets and receivables
252	24 Intangible assets
253	25 Shareholders’ equity
258	26 Other equity instruments
259	27 Subordinated borrowings
260	28 Trust pass-through securities
260	29 Insurance contracts, reinsurance contracts held and investment contracts with discretionary participating features
282	30 Investment contracts without discretionary participating features
282	31 Borrowings
283	32 Provisions
284	33 Defined benefit plans
290	34 Deferred tax
292	35 Other liabilities
292	36 Accruals
293	37 Capital management and solvency
295	38 Fair value
306	39 Commitments and contingencies
309	40 Transfers of financial assets
312	41 Offsetting, enforceable master netting arrangements and similar agreements
313	42 Companies and businesses acquired and divested
314	43 Group companies
315	44 Related party transactions
317	45 Held for sale and discontinued operations
325	46 Comparative information 2021
363	47 Events after the reporting period

 98  |  Annual Report on Form 20-F 2023

Financial statements of Aegon Ltd.
365	Income statement of Aegon Ltd.
366	Statement of financial position of Aegon Ltd.

Notes to the financial statements of Aegon Ltd.
367	1 General information
367	2 Material accounting policies information
368	3 Investment income
368	4 Results from financial transactions
369	5 Commissions and expenses
369	6 Interest charges and related fees
369	7 Income tax
369	8 Shares in group companies
370	9 Loans to group companies
370	10 Non-current assets
370	11 Receivables
370	12 Other current assets
370	13 Share capital
372	14 Shareholders’ equity
375	15 Other equity instruments
376	16 Subordinated borrowings
376	17 Long-term borrowings
376	18 Current liabilities
376	19 Commitments and contingencies
377	20 Number of employees
377	21 Auditor’s remuneration
377	22 Events after the reporting period
378	23 Proposal for profit appropriation

Other information
379	Profit appropriation
380	Major shareholders

Other financial information
384	Schedule I
385	Schedule II
387	Schedule III
388	Schedule IV
389	Schedule V

390	Auditor’s report on the Annual Report on Form 20-F

Additional information
394	Overview of Americas
401	Overview of United Kingdom
405	Overview of International
410	Overview of Asset Management
413	Risk factors Aegon Ltd.
436	Compliance with regulations
437	Property, plant and equipment
438	Employees and labor relations
439	Group dividend policy
440	The offer and listing
441	Memorandum and Bye-Laws
444	Differences between Bermuda and US company laws
445	Material contracts
446	Exchange controls
447	United States tax consequences to holders of shares
451	Principal accountant fees and services
452	Purchases of equity securities by the issuer and affiliated purchasers
453	Cybersecurity

Annual Report on Form 20-F 2023 | 99

About Aegon Governance and risk management Financial information Sustainability information

Selected financial data
The financial results in this Annual Report are based on Aegon’s consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards as issued by the IASB (IFRS).
Application of the accounting policies in the preparation of the financial statements requires management to apply judgment involving assumptions and estimates concerning future results or other developments, including the likelihood, timing or amount of future transactions or events. There can be no assurance that actual results will not differ materially from those estimates. Accounting policies that are critical to the presentation of the financial statements and that require complex estimates or significant judgment are described in the notes to th
e
consolidated financial statements.
A summary of historical financial data is provided in the table below. It is important to read this summary in conjunction with the consolidated financial statements and related notes (see pages
122-363)
of this Annual Report.
Selected consolidated income statement information

In EUR millions (except per share amount)	2023	2022 3)	2021 4)	2020 4)	2019 4)

Amounts based upon IFRS

Insurance service result	342	430	n.a.	n.a.	n.a.

Net investment result	(139)	329	n.a.	n.a.	n.a.

Other result	(894)	(173)	n.a.	n.a.	n.a.

Premium income 1)	n.a.	n.a.	13,731	14,105	16,015

Investment income 1)	n.a.	n.a.	4,893	5,087	5,319

Total revenues 1)	n.a.	n.a.	21,091	21,318	23,597

Result before tax from continuing operations	(391)	827	1,164	(958)	1,197

Net result from continuing and discontinued operations	(199)	(540)	2,029	(135)	1,236

Earnings per common share 2)

Basic	(0.12)	(0.30)	0.94	(0.09)	0.56

Diluted	(0.12)	(0.30)	0.94	(0.09)	0.56

Earnings per common share B 2)

Basic	-	(0.01)	0.02	-	0.01

Diluted	-	(0.01)	0.02	-	0.01

Earnings per common share from continuing operations 2)

Basic	(0.11)	0.34	0.48	(0.33)	0.45

Diluted	(0.11)	0.34	0.48	(0.33)	0.45

Earnings per common share B from continuing operations 2)

Basic	-	0.01	0.01	(0.01)	0.01

Diluted	-	0.01	0.01	(0.01)	0.01

1	Premium income, investment income and total revenues are financial statements line items no longer applicable under IFRS 17.
2	Earnings in the above table refers to Net result.
3
2022 comparatives have been restated due to the initial application of IFRS 9 and IFRS 17, see note 2 of the consolidated financial statements for further details on the changes in accounting policies.

4	2021-2019 comparatives have not been restated as IFRS only requires 1 year of comparatives related to the initial application of IFRS 9 and IFRS 17.
5	n.a. in above table should be read as “not applicable”.

 100  |  Annual Report on Form 20-F 2023

Selected financial data

Selected consolidated balance sheet information

In EUR millions	2023	2022 1)	2021 2)	2020 2)	2019 2)

Amounts based upon IFRS

Assets held for sale	432	88,664	-	-	-

Investments	266,382	254,759	408,784	380,713	372,350

Total assets	301,581	380,711	468,252	443,814	439,769

Shareholders’ equity	7,475	8,815	23,813	22,018	21,842

Reinsurance contracts	16,000	16,669	20,992	18,910	20,253

Insurance contracts	177,262	176,083	273,745	257,587	258,595

Investments contracts with DPF	21,594	21,055	n.a.	n.a.	n.a.

Investments contracts without DPF	75,266	65,227	n.a.	n.a.	n.a.

Liabilities held for sale	389	83,959	-	-	-

1	2022 comparatives have been restated due to the initial application of IFRS 9 and IFRS 17, see note 2 for further details on the changes in accounting policies.
2	2021-2019 comparatives have not been restated as IFRS only requires 1 year of comparatives related to the initial application of IFRS 9 and IFRS 17.
3	n.a. in above table should be read as “not applicable”.
Number of common shares

In thousands	2023	2022	2021	2020	2019

Balance on January 1	2,109,430	2,106,313	2,098,114	2,105,139	2,095,648

Stock dividends	-	13,782	10,665	2,466	9,491

Shares withdrawn	(294,703)	(10,665)	(2,466)	(9,491)	-

Balance at end of period	1,814,727	2,109,430	2,106,313	2,098,114	2,105,139
Number of common shares B

In thousands	2023	2022	2021	2020	2019

Balance on January 1	546,196	568,839	571,795	585,022	585,022

Shares withdrawn	(156,437)	(22,643)	(2,956)	(13,227)	-

Balance at end of period	389,759	546,196	568,839	571,795	585,022
Dividends
Aegon declared interim and final dividends on common shares for the years 2019 through 2023, with the exception of the 2019 final dividend, in the amounts set forth in the following table. As previously announced, Aegon has moved to a cash only dividend as from the 2022 final dividend. The 2023 interim dividend amounted to EUR 0.14 per common share and EUR 0.0035 per common share B, which has financial rights attached to it of 1/40th of a common share. The interim dividend was paid on September 27, 2023. At the General Meeting of Shareholders currently scheduled for June 12, 2024, the Board of Directors will, in line with its earlier announcement and barring unforeseen circumstances, propose a final dividend of EUR 0.16 per common share, and EUR 0.004 per common share B. The final dividend for 2023 will bring the total dividend for 2023 to EUR 0.30 per common share and EUR 0.0075 per common share B. Dividends in US dollars are calculated based on the foreign exchange reference rate (WM/Reuters closing spot exchange rate fixed at 5.00 pm Central European Summer Time (“CEST”)) on the
US-ex
dividend day.

	EUR per common share			USD per common share

Year	Interim	Final	Total	Interim	Final	Total

2019	0.15	0.00 1)	0.15	0.17	-	0.17

2020	0.06	0.06	0.12	0.07	0.07	0.14

2021	0.08	0.09	0.17	0.09	0.10	0.19

2022	0.11	0.12	0.23	0.11	0.13	0.24

2023	0.14	0.16 2)	0.30	0.15

1	Aegon waived the 2019 final dividend of EUR 0.16 to strengthen its balance sheet and improve its risk profile.
2	Proposed

Annual Report on Form 20-F 2023 | 101

About Aegon Governance and risk management Financial information Sustainability information

Results of operations
This Annual Report on Form
20-F
includes the following
non-IFRS
financial measure: operating result and addressable expenses.
The reconciliation of operating result to the most comparable IFRS measure is presented in note 5 “Segment information” of the consolidated financial statements. Operating result reflects Aegon’s profit before tax from underlying business operations and mainly excludes components that relate to accounting mismatches that are dependent on market volatility or relate to events that are considered outside the normal course of business. Operating result is calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies, except for its associate a.s.r. The information on the following tables also includes the non-IFRS
financial measure operating result after tax. This is the
after-tax
equivalent of operating result.
The reconciliation of addressable expenses to operating expenses, the most comparable IFRS measure, is presented in this section. Operating expenses are all expenses associated with selling and administrative activities (excluding commissions). This includes certain expenses recorded in other charges for segment reporting, including restructuring charges. Addressable expenses are calculated by excluding the following items from operating expenses: amounts attributable to insurance acquisition cash flows, restructuring expenses (including expenses related to the operational improvement plan), expenses in joint ventures and associates and expenses related to acquisitions and disposals. Addressable expenses are reported on a constant currency basis.
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
For the discussion on our operating results and addressable expenses for the year ended December 31, 2022 compared to the year ended December 31, 2021, please see the Results of operations on pages 102-124 in Annual Report on Form 20-F 2022.

 102  |  Annual Report on Form 20-F 2023

Results overview 2023

Results overview 2023
Results overview

Amounts in EUR millions	2023	2022 1)%

US Individual Solutions	851	1,116	(24)

US Workplace Solutions	256	318	(19)

Americas	1,107	1,433	(23)

United Kingdom	214	211	1

Global Platforms	23	51	(54)

Strategic Partnerships	121	142	(14)

Asset Management	145	193	(25)

Spain & Portugal	86	88	(3)

China (ATHTF)	16	26	(37)

Brazil	45	25	76

TLB	54	82	(34)

Other	(6)	(20)	71

International	196	202	(3)

Holding and other activities	(163)	(237)	31

Operating result	1,498	1,802	(17)

Fair value items	76	(218)	n.m.

Realized gains / (losses) on investments	(659)	(481)	(37)

Net impairments	(92)	(122)	24

Non-operating items	(675)	(820)	18

Other income / (charges)	(1,140)	(1,366)	17
Result before tax	(317)	(384)	18

Income tax	118	(156)	n.m.

Net result	(199)	(540)	63

Interest on financial leverage classified as equity after tax	(48)	(36)	(34)

Net result after interest on financial leverage classified as equity	(247)	(576)	57

Average common shareholders’ equity	8,174	10,585	(23)
Return on Equity 2)	14.7%	13.0%

Americas	1,525	1,447	5

United Kingdom	376	366	2

Asset Management	371	366	1

International	127	127	-

Holding and other activities	121	116	4

Addressable expenses 3)	2,519	2,422	4

Operating expenses	3,307	3,229	2

1	2022 comparatives have been restated due to the initial application of IFRS 9 and IFRS 17, see note 2 for further details on the changes in accounting policies.
2	Operating result after tax and after interest on financial leverage classified as equity / average common shareholders’ equity
3	Addressable expenses for all reporting periods are reported at constant currency at the current period foreign exchange rate.

Annual Report on Form 20-F 2023 | 103

About Aegon Governance and risk management Financial information Sustainability information

Net result
The net result for 2023 was a loss of EUR 199 million, an improvement compared to the 2022 net loss of EUR 540 million, since the latter was driven by an impairment loss from classifying Aegon the Netherlands as held for sale following the transaction with a.s.r.
For 2023, the result before tax amounted to a loss of EUR 317 million as the operating result was more than offset by Other charges and non-operating
items. The tax benefit for the year amounted to EUR 118 million, mainly driven by the dividends received deduction and tax credits in the Americas.
Operating result
Aegon’s operating result decreased by 17% compared to 2022 to EUR 1,498 million, mostly driven by the Americas, and reflects previously executed management actions and one-time
benefits in the prior year.
Americas
The operating result from the Americas decreased by 23% to EUR 1,107 million in 2023 from EUR 1,433 million in 2022. In local currency, the operating result from the Americas decreased by 21% to USD 1,197 million in 2023. This decrease was partly driven by the insurance net investment result decreasing by USD 261 million to USD 437 million due to lower asset levels, a reinsurance transaction, and non-recurring
benefits in the prior year period. In addition, the contribution of the release of Contractual Service Margin (CSM) and Risk Adjustment was USD 80 million lower compared with 2022. The experience variance on expenses was unfavorable by USD 63 million compared with a favorable variance in 2022. Unfavorable claims and policyholder experience adjustments of USD 370 million in 2023 compared with USD 543 million in 2022. New business from onerous contracts amounted to USD 29 million, up USD 15 million from the prior year. The Other insurance result reflects mainly expenses not directly related to the issuance and maintenance of insurance contracts. For 2023, this amounted to a charge of USD 199 million compared with a charge of USD 150 million in the prior year. The operating result for non-insurance
business increased by 6% to USD 394 million compared with 2022, mostly driven by growth of earnings from WFG.

∎	In Individual Solutions the operating result decreased to USD 920 million in 2023, a decrease of USD 255 million compared with the prior year period. This was mainly driven by a decrease of the net investment result. First, asset levels in Financial Assets decreased as a result of management actions taken, including the reinsurance of a universal life portfolio in July 2023. Secondly, a model update resulted in a non-recurring
benefit in the net investment result in 2022. And thirdly, interest accretion on Individual Life liabilities increased over the period, driven by growth in Strategic Assets. This growth was partly offset by a decrease in interest accretion in Financial Assets as the book runs off. Mortality claims experience was USD 144 million unfavorable. Morbidity claims payment experience that is reflected in the operating result was USD 65 million worse than expected, however better than expected claim terminations and claims incidence experience increased future profits as reflected in the CSM, which increased by USD 177 million. The remaining unfavorable experience adjustments of USD 142 million were attributable to the impact of other policyholder behavior on onerous contracts. WFG’s operating result increased by USD 38 million compared with the prior year to USD 161 million in 2023. This came as a result of continued growth of revenues following more sales from a growing number of agents.

∎	In Workplace Solutions, the operating result decreased by USD 57 million compared with the prior year to USD 277 million in 2023. The run-off
of the Single Premium Group Annuities portfolio contributed to the decrease of the operating result. The non-insurance
operating result of Retirement Plans decreased by USD 4 million to USD 131 million. This was partly offset by a benefit from higher investment income on general account stable value investments. Experience adjustments of USD 19 million in Workplace Solutions were more unfavorable in the year compared with 2022, and arose mainly from unfavorable lapse and morbidity experience in Workplace Health products, which compared with marginally positive morbidity experience in 2022.
United Kingdom
The operating result from the United Kingdom increased by 1% compared with 2022 to EUR 214 million. In local currency, the operating result increased by 4%, over the same period to GBP 186 million. The operating result benefitted from favorable equity markets and higher interest rates resulting in higher investment results. There was a partial offset from the sale of the protection business to Royal London, which mainly manifests itself as a reduced release of CSM. Inflationary pressures on expenses resulted in higher losses in the fee business, but also led to a decrease of the operating result in the unit linked insurance business as expenses were higher than reflected in the expense assumptions.

 104  |  Annual Report on Form 20-F 2023

Results overview 2023

Asset management
The operating result from Aegon AM amounted to EUR 145 million in 2023, a decrease of 25% compared with 2022. The decrease was driven by lower management fees in both Global Platforms and Strategic Partnerships due to lower asset balances due to adverse market conditions, outflows and margin pressure at AIFMC, Aegon’s Chinese asset management joint venture, following a regulatory change. This was partly offset by the positive impact on operating result from the asset management partnership with a.s.r., the expansion of the CLO business and the expansion of the LBP AM joint venture.
International
The operating result from the International segment decreased by 3% to EUR 196 million compared with EUR 202 million in 2022. The decrease was mainly driven by a lower operating result from TLB following the internal reinsurance transaction between TLB and Transamerica in 2022. China also showed a decrease in operating result driven by higher reinsurance expenses, while also reflecting the impact of a less favorable asset mix. The operating result from Spain & Portugal decreased slightly, and included the impact of the sale of the 50% stake in the Spanish insurance joint venture with Liberbank in 2022. Brazil recorded a higher operating result, resulting from business growth, favorable claims experience and an increase of Aegon’s economic stake in the joint venture. The sale of the business in India also increased the International operating result as the loss generated by this business was reported under Other charges since the announcement.
Holding
The operating result from the Holding was a loss of EUR 163 million, and mainly reflected funding and operating expenses. The result from the Holding improved by EUR 74 million compared with 2022 driven by higher returns on Cash Capital at Holding due to both higher interest rates and a higher balance, and an unfavorable one-time
item in 2022.
Non-operating
items
The result from
non-operating
items amounted to a loss of EUR 675 million in 2023, mainly as a result of realized losses on investments.
Fair value items
Fair value items were a gain of EUR 76 million, mainly driven by the Americas and partly offset by fair value losses in the United Kingdom.
In the Americas, fair value items amounted to a gain of EUR 138 million in 2023, driven by a gain in Variable Annuities as favorable markets led to gains on onerous contracts. There was a partial offset from fair value investments, mainly driven by the underperformance of alternative investments.
In the United Kingdom, fair value items amounted to a loss of EUR 76 million in 2023 and reflect the negative revaluations of hedges used to protect the solvency position and the impact of higher interest rates.
Realized losses on investments
Realized losses on investments amounted to EUR 659 million and were driven by the Americas. There, realized losses on investments amounted to EUR 683 million, which were fully offset by gains in Other Comprehensive Income and had no impact on shareholders’ equity. This was driven in part by the sale of assets in the context of the reinsurance of a universal life portfolio to Wilton Re and in part as a consequence of management actions to preserve existing tax benefits, as well as to enable a reduction of short-term variable rate borrowings.
Net impairments
Net impairments for the Group were EUR 92 million. These were driven by EUR 62 million of net impairments in the Americas from ECL balance increases, mainly from a more conservative economic forecast in the ECL model and from purchases of new debt instruments. In International, net impairments of EUR 23 million related mainly to write-offs in the India associate prior to the announcement of its divestment in July 2023.

Annual Report on Form 20-F 2023 | 105

About Aegon Governance and risk management Financial information Sustainability information

Other charges
Other charges amounted to EUR 1.1 billion, and were driven by the Americas.
Other charges in the Americas amounted to EUR 961 million, in line with what was announced at the 2023 Capital Markets Day. These were driven by EUR 515 million charges related to assumption and model updates, around half of which were related to the regular annual expense assumption review in the fourth quarter of 2023 reflecting recent expense experience. In addition, other charges included EUR 446 million of restructuring charges, investments related to the Life operating model, adjustment to litigation provisions to account for settlements in the second half of 2023, and restructuring of an earn-out
agreement with a founding WFG agent in the first half of 2023.
In International, Other charges of EUR 110 million were driven by a book loss from the completion of the divestment of Aegon’s businesses in Romania and Poland.
The result from the completion of the transaction with a.s.r and Aegon’s resulting stake in a.s.r. led to an Other income of EUR 45 million in 2023.
Expenses
Operating expenses increased by 2%, or EUR 78 million, compared to 2022 to EUR 3,307 million. Next to increased addressable expenses, this was due to an increase in restructuring expenses, mainly driven by the one-time
investments in Transamerica in its efficient operating model in order to improve customer service and product manufacturing. These more than offset the favorable impacts from a reduction in IFRS 17 project expenses and currency movements.
Addressable expenses, which is on a constant currency basis, increased by 4% when compared to 2022, to EUR 2,519 million. This is mainly driven by increased expenses in the Americas, and reflects higher expenses related to the Life operating model including the insourcing of various functions following the strategy announced at the 2023 CMD.
The reconciliation from operating expenses from continuing operations to addressable expenses is presented in the table below.

	Note	2023	2022

Insurance-related employee expenses		604	637

Non-insurance-related employee expenses		1,107	1,059

Insurance-related administrative expenses		551	594

Non-insurance-related administrative expenses		780	669

Operating expenses for IFRS reporting		3,042	2,959

Discontinued operations - intercompany elimination		(12)	(19)

Operating expenses related to joint ventures and associates		276	289

Operating expenses in result of operations		3,307	3,229

Operating expenses related to joint ventures and associates		(276)	(289)

Amounts attributed to insurance acquisition cashflows		(49)	(53)

Restructuring expenses		(238)	(39)

Operational improvement plan expenses		(213)	(340)

Acquisition and disposals		(9)	(33)

Netting expenses / income		(4)	-

Adjusting FX effect		1	(53)

Addressable expenses		2,519	2,422

 106  |  Annual Report on Form 20-F 2023

Balance sheet items

Balance sheet items
Balance sheet items

Amounts in EUR millions	2023	2022	%

Shareholders’ equity	7,475	8,815	(15)

Gross financial leverage	5,064	5,621	(10)

Gross financial leverage ratio (%)	26.5%	25.7%

Americas	5,063	5,801	(13)

United Kingdom	1,194	1,300	(8)

International	129	121	7

Eliminations	16	5	n.m.

Contractual Service Margin (CSM) 1) (pro-forma after tax)	6,403	7,227	(11)

1	On IFRS basis, i.e. excluding joint ventures & associates.
Contractual Service Margin (CSM)

Amounts in EUR millions	2023	2022 1)%

CSM balance at beginning of period	9,128	11,841	(23)

New business	430	496	(13)

CSM release	(954)	(1,291)	26

Accretion of interest	237	258	(8)

Claims and policyholder experience variance	(107)	108	n.m.

Non-financial assumption changes	(282)	(4)	n.m.

Non-disaggregated risk adjustment	(364)	803	n.m.

Market impact on unhedged risk of VFA products	700	(865)	n.m.

Net exchange differences	(202)	398	n.m.

Transfer to disposal groups	(26)	(2,515)	99

Other movements	(309)	(101)	n.m.

CSM balance at end of period	8,251	9,128	(10)
Shareholders’ equity
As of December 31, 2023, shareholders’ equity was EUR 7.5 billion following EUR 1.5 billion of capital returns; a decrease of EUR 1.3 billion compared with December 31, 2022. On a per share basis, shareholders’ equity decreased to EUR 4.27, compared with EUR 4.46 as of December 31, 2022.
Gross financial leverage
Gross financial leverage reduced by EUR 0.6 billion in 2023, leading to a gross financial leverage of EUR 5.1 billion on December 31, 2023; in line with the deleveraging target of around EUR 5.0 billion. This reduction was driven by the redemption of
EUR 500 million senior debt that matured in December 2023.
As part of its capital management, Aegon announced it intends to call the EUR 700 million
30-year
Tier 2 subordinated note at the first call date (April 25, 2024) and to refinance it.
Contractual Service Margin
The CSM amounted to EUR 8.3 billion per December 31, 2023, a decrease of EUR 0.9 billion compared with December 31, 2022.
The CSM release of EUR 954 million was mainly driven by the
run-off
of the Financial Assets in the Americas and of the traditional book in the UK. New business contributed EUR 430 million to the CSM, driven by the business growth in the US.

Annual Report on Form 20-F 2023 | 107

About Aegon Governance and risk management Financial information Sustainability information

Non-financial
assumption changes decreased the CSM by EUR 282 million, driven by the US, where the impact of updated morbidity assumptions – reflecting the removal of the morbidity improvement assumption and an increase in the inflation assumption for long-term care – and mortality assumptions was partly offset by the impact of updated expense assumptions. Unfavorable claims and policyholder experience variance amounted to EUR 107 million and was driven by the US. Markets had a favorable impact for products accounted for under the variable fee approach (VFA), primarily variable annuities in the US and the unit-linked business in the UK, increasing the CSM by EUR 700 million. Various other changes, including EUR 227 million from a reinsurance transaction with Wilton Re in the US and the impact of changes to the Risk Adjustment – which are reflected in the CSM – had a negative impact of EUR 664 million on the CSM.
Americas
In the Americas, the CSM balance at the end of 2023 amounted to EUR 6,4 billion, or USD 7.1 billion in local currency, a decrease of USD 0.7 billion compared with December 31, 2022.
Reflecting Transamerica’s strategy, the CSM balance of Strategic Assets increased by USD 611 million during 2023 to USD 2,803 million at the end of 2023. This was mainly driven by a favorable impact from non-financial
assumption changes of USD 366 million, mainly from expense assumption updates which changed the level and mix of allocated expenses to the benefit of Strategic Assets. In addition, new business contributed USD 422 million to the CSM which was only partly offset by the release of CSM of USD 216 million in 2023. Favorable claims and policyholder experience contributed USD 113 million to the CSM, partly offsetting the experience variance in the operating result. As an offsetting item, the Risk Adjustment was negatively impacted by the loss of diversification benefits following the transaction with a.s.r.
The CSM balance of Financial Assets decreased by USD 1.3 billion in the same period to USD 4.3 billion at the end of 2023, mainly driven by the run-off
of the book leading to a CSM release of USD 605 million and by the reinsurance transaction with Wilton Re on a part of the Universal Life block, which reduced the CSM balance by USD 246 million. The removal of the morbidity improvement assumption and an increase in the inflation assumption for long-term care were partly offset by an increase of CSM from long-term care premium rate increases. The update of expense assumptions had an unfavorable impact on Financial Assets, resulting in an overall negative impact of USD 698 million of non financial assumption changes in the year 2023. Unfavorable impacts from claims and policyholder experience variances and a higher Risk Adjustment – due to the loss of diversification benefits following the transaction with a.s.r. – were more than offset by interest accretion on the CSM and favorable market impacts on Variable Annuities.

 108  |  Annual Report on Form 20-F 2023

Capital position

Capital position
Main capital ratios

Amounts in EUR millions	2023	2022	%

United States (USD)

Available capital	8,106	7,984	2

Required capital	1,878	1,877	-

US RBC ratio	432%	425%

Scottish Equitable plc (UK) (GBP)

Own funds	2,220	1,993	11

SCR	1,190	1,182	1

UK SE Solvency II ratio	187%	169%

Aegon Ltd. (EUR)

Eligible own funds	14,250	16,332	(13)

Consolidated Group SCR	7,366	7,844	(6)

Group Solvency ratio	193%	208%
Cash Capital at Holding

Amounts in EUR millions	2023	2022	%

Beginning of period	1,614	1,279	26

Americas	514	520	(1)

United Kingdom	121	117	3

Asset Management	104	161	(35)

International	155	55	184

Dividend received from a.s.r.	68	-	n.m.

The Netherlands	-	180	n.m.

Holding and other activities	-	-	n.m.

Gross remittances	962	1,033	(7)

Funding and operating expenses	(247)	(254)	3

Free cash flow	715	780	(8)

Divestitures and acquisitions	2,139	798	168

Capital injections	(89)	(54)	(63)

Capital flows from / (to) shareholders	(1,525)	(713)	(114)

Net change in gross financial leverage	(500)	(417)	(20)

Other	32	(56)	n.m.

End of period	2,387	1,614	48
Maintaining a strong balance sheet is a prerequisite for Aegon to achieve its financial and strategic objectives. It allows the company to build leading, advantaged businesses that create value for its customers, shareholders, and other stakeholders. Aegon has a clear capital management framework in place that informs its capital deployment decisions. This framework is based on maintaining an adequate capitalization of its business units, Cash Capital at Holding, and gross financial leverage.

Annual Report on Form 20-F 2023 | 109

About Aegon Governance and risk management Financial information Sustainability information

Capital Ratios
US RBC Ratio
The estimated RBC ratio in the US increased from 425% on December 31, 2022, to 432% on December 31, 2023, and remained above the operating level of 400%. During 2023, market movements had a positive impact on the RBC ratio, mainly from tightening credit spreads and interest rates movements.
One-time
items and management actions had a negative impact, driven by three elements. First, the set-up
of a Bermuda affiliated reinsurance entity – required capital funded by Transamerica Life Insurance Company (TLIC), and the subsequent reinsurance of a block of Fixed Deferred Annuities had a negative impact. Second, management actions announced at Aegon’s 2023 CMD and executed in 2023 reduced the RBC ratio by 20%-points. Third, other smaller one-time
items on balance had an unfavorable impact. The negative impact of these three elements was partly offset by the recognition of the statutory available and required capital of two captive insurance companies in TLIC’s capital position. Operating capital generation contributed favorably to the US RBC ratio and more than offset remittances to the Holding.
UK Solvency II ratio
The estimated UK Solvency II ratio for Scottish Equitable Plc increased from 169% on December 31, 2022, to 187% on December 31, 2023, and remained above the operating level of 150%. This was driven by a regulatory change in the UK that lowered the risk margin and thereby increased the available capital, which increased the ratio by 28%-points. The annual assumption update and market movements both had a slight negative impact on the ratio. A positive impact from operating capital generation was more than offset by the impact from remittances to the Holding and the funding of the acquisition of Nationwide Building Society’s advisory business.
Group Solvency ratio
The estimated group solvency ratio decreased from 208% on December 31, 2022, to 193% on December 31, 2023. This was mainly a reflection of the a.s.r. transaction – including the consolidation methodology – and the associated share buyback, following the completion of the transaction on July 4, 2023. Capital generation after holding expenses amounted to EUR 1.3 billion, and was partly offset by the deduction of 2023 interim and the proposed 2023 final dividend. Market movements had a negative impact of EUR 148 million.
One-time
items were favorable at EUR 429 million, and notably included the impact of the regulatory change regarding the risk margin in the UK, while also reflecting impacts from the a.s.r. stake. There was a partial offset from investments made in Strategic Assets and the impact of the annual assumption updates, both in the US.
Aegon’s group solvency ratio per December 31, 2023 is the first since Aegon’s legal domicile transferred to Bermuda on 1 October 2023. Consequently, group supervision moved from the Dutch Central Bank (DNB) to the Bermuda Monetary Authority (BMA). Aegon expects its group solvency ratio and surplus under the Bermuda solvency framework to be broadly in line with that under the Solvency framework during a transition period until the end of 2027.
Cash capital at Holding and free cash flow
Aegon’s Cash Capital at Holding increased during 2023 from EUR 1,614 million to EUR 2,387 million. This increase was largely due to proceeds from acquisitions and divestitures, driven by EUR 2.2 billion of cash proceeds from completing the transaction with a.s.r., as announced on July 4, 2023. The capital returns to shareholders totaled EUR 1.5 billion, of which over EUR 1 billion related to share buyback programs; driven by the program that was launched upon the completion of the a.s.r. transaction. It also included the payments of the 2022 final and 2023 interim dividend. Furthermore, in December 2023 a EUR 500 million senior bond matured and was redeemed. Free cash flow amounted to EUR 715 million and included a special remittance of EUR 75 million from AIFMC, Aegon’s Chinese asset management joint venture, as well as the a.s.r. interim dividend. Other items combined had a negative impact of EUR 57 million.

 110  |  Annual Report on Form 20-F 2023

Business updates – Americas

Business updates 2023
Business update Americas

	Amounts in USD millions
	2023	2022	%
Strategic Assets KPIs

World Financial Group (WFG)

Number of licensed agents (end of period)	73,719	62,637	18

Number of multi-ticket agents (end of period)	36,232	32,343	12

Transamerica’s market share in WFG (US Life)	64%	62%	3

Individual Life

Earnings on in-force (Individual Life excl. WFG and Universal Life)	664	509	30

New business strain	334	303	10

Retirement Plans

Earnings on in-force (Retirement Plans excl. SPGA annuities)	80	101	(21)

Written sales mid-sized plans	6,709	3,901	72

Net deposits/(outflows) mid-sized plans	1,175	(4,437)	n.m.

Individual Retirement Accounts AuA	10,408	8,413	24

General Account Stable Value AuA	11,074	10,052	10
Financial Assets KPIs

Operating Capital Generation 1)	273	69	n.m.

Capital employed in Financial Assets (at 400% RBC ratio)	3,875	4,083	(5)

Variable Annuities dynamic hedge effectiveness ratio (%) 2)	99%	97%	1

NPV of LTC rate increases approved since end-2022	245	n.a.	n.a.
New business KPIs

Individual Solutions	486	431	13

Workplace Solutions	68	67	2
New life sales (recurring plus 1/10 single)	554	498	11

New premium production accident & health insurance	105	133	(21)

Individual Solutions	(6,756)	(9,040)	25

Workplace Solutions	(4,950)	(7,902)	37

Net deposits/(outflows)	(11,706)	(16,942)	31

1	Includes the capital generation of Universal Life for all periods. The classification of Universal Life has been changed to Financial Assets at the 2023 Capital Markets Day.
2	Dynamic Hedge effectiveness ratio (%) represents the hedge effectiveness on targeted risk, in particular impact from linear equity and interest rate movements.
3	n.a. in above table should be read as “not applicable”.
Exchange rates

	Weighted average rate		Closing rate from
Per 1 EUR	2023	2022	December 31, 2023	December 31, 2022

USD	1.0813	1.0534	1.1047	1.0673
Transamerica – Aegon’s business in the United States – has a long and proud history of making financial services available to the many, not just the few. The company aims to accelerate growth and build America’s leading middle market life insurance and retirement company.

Annual Report on Form 20-F 2023 | 111

About Aegon Governance and risk management Financial information Sustainability information

Business update Individual Solutions
To build the Individual Solutions business, Transamerica’s strategy focuses on two areas. First, Transamerica is investing further in World Financial Group (WFG), its wholly owned life insurance agency. Its ambition is to increase the number of WFG agents to 110,000 by 2027, while at the same time improving agent productivity. Second, Transamerica is investing in its product manufacturing capabilities and operating model to position its Individual Life insurance business for further growth, with distribution through both WFG and third parties.
World Financial Group
Driven by continued recruiting and training efforts, the number of WFG agents increased by 18% compared with year-end
2022 to 73,719 licensed agents at the end of 2023. Over the same period, agent productivity improved, with the number of multi-ticket agents – those selling more than one life policy per 12 months – increasing by 12% to 36,232 agents at year-end
2023. Transamerica’s market share in the WFG distribution channel in the US amounted to 64% in 2023, an increase of 2%-points compared with 2022, building on the consistent service experience for WFG agents and products tailored to the middle market.
New life insurance sales
Transamerica targets around USD 750 million of annual new life sales by 2027. In 2023, the Individual Solutions business generated new life sales of USD 486 million, an increase of 13% compared with the prior year. This represents the highest level of sales volume in the past eight years; and more than two thirds of those sales was generated by WFG.
The increase in new life sales was driven by the indexed universal life product line, which is the main Transamerica product marketed by WFG. Increased sales in the brokerage channel supported growth of term life sales, while whole life sales were broadly stable compared with 2022.
Individual Life – operating capital generation contributions
Transamerica aims to increase the earnings on
in-force
from Individual Life, excluding the contributions from WFG and the legacy Universal Life portfolio, to between USD 700 and 725 million for the full-year 2027. In 2023, earnings on in-force
were USD 664 million, an increase of 30% compared with the prior year, mainly reflecting a growing contribution from indexed universal life and traditional life products over recent years.
Capital requirements and acquisition costs related to increased new life sales drove an increase in new business strain, which represents a drag on the current period’s operating capital generation but results in future earnings on in-force.
New business strain for Individual Life increased from USD 303 million in 2022 to USD 334 million in the current year.
Net deposits
Net outflows for Individual Solutions amounted to USD 6.8 billion in 2023, compared with net outflows of USD 9.0 billion in 2022.
Net outflows for Mutual Funds improved from USD 3.3 billion in 2022 to USD 1.2 billion in the reporting year. Gross deposits decreased by 27% compared with the prior year, due to investors preferring shorter term and less risky investments in the face of market uncertainty.
Net outflows in Variable Annuities amounted to USD 4.5 billion in 2023 compared with USD 4.8 billion in the prior year, in line with expectations for this Financial Asset. Gross deposits in Variable Annuities increased with 73% to USD 1.7 billion in 2023, mainly from growing sales in registered index-linked annuities (RILA) and in products with limited guarantees. This was more than offset by higher surrenders, which nonetheless remained in line with long-term best estimates.
Net outflows in the
run-off
Fixed Annuities book amounted to USD 1.1 billion this year compared with USD 0.9 billion in 2022. This was driven by higher surrender rates and withdrawals, although surrender rates remained below long-term best estimates.

 112  |  Annual Report on Form 20-F 2023

Business updates – Americas

Business update Workplace Solutions
In the Workplace Solutions business, Transamerica provides recordkeeping and investment services for US defined contribution plans, as well as advice to plan participants. The business aims to increase profitability by growing assets in the general account stable value proposition, focusing on mid-sized
and pooled plans, and delivering managed advice and other ancillary products and services. This is expected to positively impact earnings on in-force
from the retirement business to between USD 275 and 300 million in 2027.
Retirement Plans – earnings on
in-force
In 2023, the Retirement Plan business – excluding the single premium guaranteed annuities (SPGA) business – contributed USD 80 million of earnings on in-force.
This was a decrease of USD 21 million compared with the prior year, mainly due to higher employee and technology related expenses in the year.
Written sales of
mid-sized
plans
Written sales of
mid-sized
plans amounted to USD 6.7 billion in 2023, an increase of 72% compared with the prior year period. This was driven by growth in sales of both single employer plans and pooled plans.
Net deposits
Retirement Plans saw net continued outflows of USD 4.7 billion in 2023 compared with net outflows of USD 7.7 billion in the prior year. This change was driven by net deposits for mid-sized
plans of USD 1.2 billion in the reporting year compared with net outflows of USD 4.4 billion in 2022, which was impacted by the loss of a large multi-employer plan. Gross deposits of mid-sized
plans decreased by USD 1.0 billion to USD 9.3 billion in 2023, due to lower recurring deposits following the aforementioned contract loss. Large-market plans reported net outflows while gross deposits increased due to higher takeover and recurring deposits, withdrawals increased from more contract discontinuances which led to overall net outflows. An increasing portion of eligible participant withdrawals were rolled over to Transamerica individual retirement accounts (IRAs) leading to net deposits which were also supported by asset consolidation and other customer retention efforts.
Account balances
Transamerica aims to grow and diversify revenue streams by expanding both the general account stable value product and IRAs to USD 16 billion and USD 18 billion of assets under management, respectively, by 2027. Assets under management in the general account stable value product increased by 10% from USD 10.1 billion at the end of 2022 to USD 11.1 billion on December 31, 2023. The general account stable value product provides principal protection for customers and is attractive in the current interest rate environment. IRA account balances increased by 24% compared with the end of 2022 to USD 10.4 billion on December 31, 2023, driven by efforts to retain assets from retirement plans, additional customer deposits, and favorable equity markets over the past year.
New life sales
New life sales in Workplace Solutions amounted to USD 68 million, 1% higher than the prior year period.
New premium production accident & health
For accident & health insurance, new premium production was USD 105 million, a decrease of 21% compared with 2022.

Annual Report on Form 20-F 2023 | 113

About Aegon Governance and risk management Financial information Sustainability information

Business update Financial Assets –
in-force
management
Financial Assets are blocks of business that are capital intensive with relatively low returns on the capital employed. New sales for these blocks are limited and focus on products with higher returns and moderate risk profiles. Transamerica is actively managing variable annuities with interest rate sensitive riders, fixed annuities, SPGAs, the legacy universal life book, and long-term care portfolios as Financial Assets. Transamerica is taking in-force
management actions on Financial Assets which are expected to reduce the capital employed by USD 1.2 billion, which, in addition to the assumed organic run-off,
would lead to USD 2.2 billion of capital employed by
year-end
2027.
Universal Life
The legacy Universal Life portfolio includes a portfolio of Secondary Guarantee Universal Life (SGUL) policies. In July 2023, Transamerica reinsured another USD 1.4 billion of SGUL statutory reserves to Wilton Re. The transaction reduced exposure to mortality risk and covered around 14,000 policies, representing 12% of the total reserves backing this product line. In total, the transaction generated USD 240 million of capital, of which USD 50 million comes from a reduction in required capital.
Transamerica used this capital to further fund its ongoing management action of purchasing institutionally owned universal life policies in order to reduce the mortality risk of the overall portfolio. By 2027, Transamerica aims to have purchased 40% of the USD 7 billion face value of institutionally owned universal life policies that were in-force
at the end of 2021. At the end of 2023, the company had purchased 23% of the face value of institutionally owned universal life policies, focusing on older age policies with large face amounts. Since inception in 2022, Transamerica has purchased policies for more than USD 800 million, and in the meantime used the proceeds from terminated policies to purchase further policies.
Variable Annuities
The portfolio of variable annuities with significant interest sensitive benefit riders is a legacy block that will run off over time, and that has been de-risked
by dynamically hedging all guaranteed benefits embedded in the contracts. In 2023, the hedge program was 99% effective, continuing its strong track record of managing the financial market risks embedded in the guarantees. In the second half-year of 2023, the dynamic hedging program for the Variable Annuities guaranteed benefits was expanded to also hedge statutory lapse and mortality margins. This has reduced the sensitivity of the RBC ratio to equity markets further, and has released around USD 80 million of capital employed with minimal impact on future operating capital generation.
Fixed Annuities
The fixed annuities portfolio is a Financial Asset that will run off relatively quickly over time. In the second half of 2023, Transamerica reinsured a portfolio of Fixed Deferred Annuities with USD 4.6 billion of reserves from Transamerica Life Insurance Company (TLIC) to a new affiliated Bermuda-based reinsurance entity. This will allow the block to be managed under a more market consistent framework and is expected to reduce capital volatility. The new Bermuda-based entity also provides strategic flexibility with respect to future Financial Assets management actions.
Long-term care insurance
Transamerica is actively managing its long-term care business, primarily through premium rate increase programs. The company continues to work with state regulators to get pending and future actuarially justified rate increases approved. At the 2023 CMD, Aegon announced its intention to achieve an additional net present value of USD 700 million of premium rate increases. The total value of state approvals for premium rate increases achieved since the beginning of 2023 amounts to USD 245 million, which is 35% of the new target.
Operating capital generation from Financial Assets
Financial Assets had USD 3.9 billion of capital employed on December 31, 2023, a decrease of USD 0.2 billion compared with December 31, 2022, mainly driven by favorable market impacts in the variable annuities portfolio and the expansion of the dynamic hedging program for the Variable Annuities guaranteed benefits to include the lapse and mortality margins. Operating capital generation in the reporting year amounted to USD 273 million for Financial Assets. This compares favorably with USD 69 million operating capital generation from Financial Assets in 2022 and is somewhat higher compared with the guidance of around USD 0.2 billion operating capital generation per year from Financial Assets. This can mainly be attributed to higher operating capital generation from Long-Term Care due to favorable morbidity claims experience, as well as a favorable change in release of required capital as a result of lower premiums and incurred claims.

 114  |  Annual Report on Form 20-F 2023

Business updates – United Kingdom

Business update United Kingdom

	Amounts in GBP millions
	2023	2022	%

Retail platform	(3,058)	(877)	n.m.

Workplace Solutions platform	1,814	2,223	(18)

Total platform business	(1,244)	1,346	n.m.

Traditional products	(1,196)	(961)	(24)

Total platform and traditional business	(2,441)	385	n.m.

Institutional	2,492	(2,743)	n.m.
Total net deposits/(outflows)	52	(2,358)	n.m.

New life sales (recurring plus 1/10 single)	9	22	(60)

Strategic KPIs

Annualized revenues gained/(lost) on net deposits	(16)	(9)	(73)

Platform expenses / AuA (bps)	24 bps	21 bps
Exchange rates

	Weighted average rate			Closing rate from
Per 1 EUR	2023	2022	December 31, 2023	December 31, 2022

Pound Sterling	0.8698	0.8528	0.8665	0.8872

Annual Report on Form 20-F 2023 | 115

About Aegon Governance and risk management Financial information Sustainability information

In the United Kingdom, Aegon aims to become the leading digital platform provider in the workplace and retail markets, and to drive forward its pension and investment propositions for the benefit of all of its customers, advisers, and employers.
Strategic developments
In April 2023, Aegon announced the sale of its UK individual protection book to Royal London. Aegon UK has reinsured the portfolio to Royal London and will ultimately transfer legal ownership to Royal London through a Part VII transfer in 2024, subject to court approval. The individual protection book has been closed for new business.
In August, 2023, Aegon announced an extension of its strategic partnership with Nationwide Building Society (NBS), under which NBS’ financial planning teams moved to Aegon UK. In addition, under the extended partnership with NBS, Aegon UK will continue to provide the platform on which NBS members manage their investments. The transaction, which supports Aegon’s strategy to focus on its core Retail and Workplace platform activities in the UK, was completed in February, 2024.
Business update
Net deposits
Net deposits in the Workplace segment of the platform amounted to GBP 1.8 billion in 2023 compared with net deposits of GBP 2.2 billion in 2022. The decrease was driven by the anticipated departure of a large, low margin scheme of GBP 0.9 billion in the second half of 2023 which partially offset the impact of onboarding of new schemes and higher net deposits on existing schemes. For Retail, net outflows amounted to GBP 3.1 billion in 2023 compared with net outflows of GBP 0.9 billion in 2022. This reflects reduced customer activity because of the current macro-economic environment, as well as an industry-wide reduction of transfers from defined benefit to defined contribution pensions.
Net outflows in Traditional products amounted to GBP 1.2 billion, as this book gradually runs off. For the Institutional business, net deposits amounted to GBP 2.5 billion in 2023, driven by the onboarding of a large client in the first half of 2023, whereas net outflows amounted to GBP 2.7 billion in 2022. The Institutional business is low-margin
and net deposits for this business can be lumpy.
Annualized revenues gained / (lost) on net deposits
Annualized revenues lost on net deposits amounted to GBP 16 million for 2023, predominantly due to the gradual run-off
of the traditional product portfolio in addition to net outflows in the Retail channel, partially offset by revenues gained on net deposits in the Workplace channel.
Platform expenses as a percentage of assets under administration
Platform expenses as a percentage of assets under administration (AuA) amounted to 24 basis points in 2023 and increased compared with 2022. This was mostly driven by higher employee and administration expenses which more than offset the impact from higher assets under administration, which were predominantly due to favorable markets.

 116  |  Annual Report on Form 20-F 2023

Business updates – International

Business update International

Amounts in EUR millions	2023	2022	%

Spain & Portugal	46	56	(18)

China	103	87	19

Brazil	144	105	37

TLB and others	21	6	n.m.
New life sales (recurring plus 1/10 single)	314	253	24

New premium production accident & health insurance	65	35	83

New premium production property & casualty insurance	69	82	(16)
Exchange rates

	Weighted average rate		Closing rate from
Per 1 EUR	2023	2022	December 31, 2023	December 31, 2022

USD	1.0813	1.0534	1.1047	1.0673

Chinese Yuan Renminbi	7.6602	7.0810	7.8344	7.4192

Hungarian Forint	381.6327	391.1604	382.2150	400.4500

Brazil Real	5.4009	5.4388	5.3659	5.6348

Indian Rupee	89.3086	82.7290	91.9221	88.2936
In Spain & Portugal, China and Brazil, Aegon is investing in profitable growth. Transamerica Life Bermuda (TLB) is classified as a Financial Asset, for which Aegon is maximizing its value through active in-force
management, disciplined risk management, and capital management actions, while continuing to make profitable sales on a selective basis. Its closed block of universal life insurance liabilities is reinsured by Transamerica.
Strategic developments
In 2023, Aegon announced the completion of the divestment of its businesses in Poland and Romania to Vienna Insurance Group AG Wiener Versicherung Gruppe (VIG). This concluded the full sale of Aegon’s insurance, pension and asset management business in Central and Eastern Europe to VIG. Aegon also sold the Japanese and Hong Kong operations of Aegon Insights, its direct-marketing business that has been in run-off
since 2017. Furthermore, Aegon announced the sale of its 56% stake in its Indian associate, Aegon Life Insurance Company (ALIC), to Bandhan Financial Holdings Limited, an Indian financial services company. The subsequent transaction was completed on February 23, 2024. These sales underscore Aegon’s commitment to exit non-core
businesses.
In line with Aegon’s strategy to invest in growth assets where it can achieve the highest returns for its stakeholders, Aegon has increased its economic stake in its Brazilian life insurance partnership, Mongeral Aegon Group (MAG), by approximately 4% to 59.2%.

Annual Report on Form 20-F 2023 | 117

About Aegon Governance and risk management Financial information Sustainability information

Business update
New life sales
New life sales increased by 24% compared with 2022 to EUR 314 million.

∎	New life sales in Spain & Portugal decreased by EUR 10 million to EUR 46 million due to the divestment of Aegon’s stake in its joint venture with Liberbank, and reduced demand for mortgage-linked life sales in Santander Life driven by increased interest rates.

∎	New life sales in China increased by EUR 17 million to EUR 103 million mainly driven by success in the bancassurance and brokerage channels following the relaxation of the country’s
COVID-19
measures at the beginning of the year. This was partly offset by the negative impact of a new pricing regulation related to insurance products with guaranteed interest rates in the second half of the year.

∎	In Brazil, new life sales increased by EUR 39 million to EUR 144 million mainly as a result of business growth in both group and individual products, while also reflecting Aegon’s increased economic stake.

∎	For TLB and others, new life sales improved to EUR 21 million driven by higher indexed universal life sales in Singapore and Bermuda.
New premium production for
non-life
business
New premium production for accident & health insurance amounted to EUR 65 million, an increase of 83% compared with 2022, driven by business growth in Spain & Portugal in all Spanish sales channels, in particular from health products.
New premium production for property & casualty insurance decreased by 16% to EUR 69 million driven by Spain & Portugal from reduced sales of lower margin funeral products, while higher interest rates led to lower demand for mortgages resulting in fewer household policies being sold.

 118  |  Annual Report on Form 20-F 2023

Business updates – Asset Management

Business update Asset Management

Amounts in EUR millions	2023	2022	%

General Account	1,191	(9,742)	n.m.

Affiliate	(916)	(2,061)	56

Third Party	(621)	(3,798)	84

Global Platforms	(347)	(15,601)	98

Strategic Partnerships	(2,727)	3,569	n.m.
Net deposits/(outflows)	(3,074)	(12,032)	74

Strategic KPIs

Annualized revenues gained/(lost) on net deposits - Global Platforms	1	(23)	n.m.

General Account	70,024	91,457	(23)

Affiliate	39,674	61,174	(35)

Third Party	139,821	83,045	68

Global Platforms	249,519	235,677	6

Strategic Partnerships	55,483	57,429	(3)

Assets under Management	305,002	293,106	4
Exchange rates

	Weighted average rate		Closing rate from
Per 1 EUR	2023	2022	December 31, 2023	December 31, 2022

USD	1.0813	1.0534	1.1047	1.0673

Pound Sterling	0.8698	0.8528	0.8665	0.8872

Hungarian Forint	381.6327	391.1604	382.2150	400.4500

Chinese Yuan Renminbi	7.6602	7.0810	7.8344	7.4192
Aegon Asset Management (Aegon AM) aims to improve efficiency and drive growth through third-party assets and by increasing the share of proprietary investment solutions in the affiliate business.
Strategic developments
In April, 2023, Aegon AM reached an agreement to buy NIBC Bank’s North Westerly European Collateralized Loan Obligation (CLO) management activities. The transaction was closed in June and resulted in Aegon AM acquiring NIBC’s
UK-based
team and CLO platform consisting of three CLOs with assets under management of circa EUR 1.2 billion. The move allows Aegon AM to accelerate its ambitions, with the aim of becoming a leader in the European CLO market next to its successful and growing US CLO franchise.
In April, 2023, Aegon AM also entered into a strategic partnership with Lakemore Partners to drive the growth of its US CLO platform. Lakemore will provide equity for the issuance of multiple CLOs in the coming years and in return will gain preferred access to Aegon AM’s pipeline of new issue CLO transactions.
In July 2023, Aegon AM and La Banque Postale announced an extension of their asset management joint venture in LBP AM through 2035, in which Aegon AM holds a 25% stake. Aegon AM participated in LBP AM’s capital raising to support the acquisition of La Financière de l’Echiquier, which will consolidate LBP AM’s market position. The extension of the joint venture, as well as participation in the capital raising, fits into Aegon’s strategy of investing in – and growing – its various successful joint ventures.
In July, 2023 Aegon also announced the completion of the transaction with a.s.r. and the beginning of its related asset management partnership. Aegon AM now manages the illiquid investments that are part of the general account of the combined businesses, as well as a.s.r.’s mortgage funds and the PPI assets of Aegon Cappital. The partnership strengthens Aegon AM’s position as a provider of distinct capabilities in retirement-related investment solutions, alternative fixed income investments and responsible investing, and is revenue and earnings accretive.

Annual Report on Form 20-F 2023 | 119

About Aegon Governance and risk management Financial information Sustainability information

Aegon AM has decided to further simplify its activities in Global Platforms to improve efficiency and profitability. Focus lies on three core competencies: growth in real assets and alternative fixed income assets, being a recognized leader in responsible investing and helping partners with retirement and fiduciary solutions to build market leading retirement platforms. As a result, Aegon AM is rationalizing its product set and has taken cost reduction measures.
Business update
Net deposits
Third-party net outflows in Global Platforms amounted to EUR 0.6 billion in 2023 compared with net outflows of EUR 3.8 billion in 2022. Net deposits in the Dutch mortgage fund and other fixed income products were more than offset by outflows in other asset classes.
Third-party net outflows in Strategic Partnerships amounted to EUR 2.7 billion in 2023 compared with net deposits of EUR 3.6 billion in 2022, and were split evenly between the Chinese asset management joint venture AIFMC and the European asset management joint venture LBP AM. The driver for net outflows at AIFMC was weak investor sentiment in China, resulting in lower gross deposits and higher outflows compared to 2022. For LBP AM net outflows in 2023 were driven by significant withdrawals of low margin business from a former shareholder, despite higher gross deposits over the year in part due to the acquisition by LBP AM of La Financière de l’Echiquier.
Net deposits from the general account were EUR 1.2 billion in 2023, compared with net outflows of EUR 9.7 billion in 2022. Net outflows in 2022 were largely attributable to rising interest rates, which led to redemptions.
Net outflows from affiliates amounted to EUR 0.9 billion in 2023 and were driven by the gradual run-off
of the traditional insurance book in the UK. This compares with elevated levels of net outflows in 2022, which then amounted to EUR 2.1 billion.
Annualized revenues gained / (lost) on net deposits
Annualized revenues gained on net deposits for Global Platforms amounted to EUR 0.8 million for 2023, driven by a more favorable asset mix.
Assets under management
Assets under management increased by EUR 12 billion compared with December 31, 2022, to EUR 305 billion. The impact of favorable markets and the positive balance of assets exchanged between Aegon AM and a.s.r. more than offset unfavorable currency impacts and third-party net outflows.
Following the closure of the transaction with a.s.r., the assets managed by Aegon AM that previously related to Aegon the Netherlands’ General Account (EUR 17.8 billion) and Affiliates (EUR 24.4 billion) are now recorded as Third-party assets. Furthermore, as part of the asset management partnership, Aegon AM and a.s.r. have exchanged assets, whereby Aegon AM has taken over the management of EUR 16.2 billion of illiquid assets and a.s.r.’s mortgage funds, and Aegon AM has transferred to a.s.r. EUR 9.6 billion of core fixed income assets.

 120  |  Annual Report on Form 20-F 2023

Exchange rates

Exchange rates
Exchange rates on December 31,

		2023			2022
		EUR	USD	GBP	EUR	USD	GBP

1	EUR	-	1.1047	0.8665	-	1.0673	0.8872

1	USD	0.9052	-	0.7844	0.9369	-	0.8313

1	GBP	1.1541	1.2749	-	1.1271	1.2030	-
Weighted average exchange rates

		2023			2022
		EUR	USD	GBP	EUR	USD	GBP

1	EUR	-	1.0813	0.8698	-	1.0534	0.8528

1	USD	0.9248	-	0.8044	0.9493	-	0.8096

1	GBP	1.1497	1.2432	-	1.1726	1.2352	-

Annual Report on Form 20-F 2023 | 121

About Aegon Governance and risk management Financial information Sustainability information

Consolidated income statement of Aegon Ltd.
For the year ended December 31

Amounts in EUR million (except per share data)	Note	2023	2022 1)

Continuing operations

Insurance revenue	6	10,386	11,251

Insurance service expenses	7,13	(10,226)	(11,097)

Net income / (expenses) on reinsurance held	8	182	275

Insurance service result		342	430

Interest revenue on financial instruments calculated using the effective interest method		2,738	2,898

Interest revenue on financial instruments measured at FVPL		737	575

Other investment income		1,283	1,153

Results from financial transactions		12,302	(29,505)

Impairment (losses) / reversals		(86)	(95)

Insurance finance income / (expenses)		(17,650)	25,005

Net reinsurance finance income / (expenses) on reinsurance held		699	599

Interest expenses		(218)	(97)

Insurance net investment result	9	(196)	532

Interest revenue on financial instruments calculated using the effective interest method		599	409

Interest revenue on financial instruments measured at FVPL		89	49

Other investment income		550	411

Results from financial transactions		6,929	(10,656)

Impairment (losses) / reversals		(33)	(43)

Investment contract income / (expenses)		(7,851)	9,808

Interest expenses		(45)	(3)
Other net investment result	10	238	(26)

Interest charges		(182)	(182)

Other financing income		-	5
Financing net investment result	11	(182)	(178)
Total net investment result		(139)	329

Fees and commission income	12	2,163	2,272

Other operating expenses	13	(3,000)	(2,786)

Other income / (charges)	14	(57)	341
Other result		(894)	(173)

Result before share in profit / (loss) of joint ventures, associates and tax		(691)	585

Share in profit / (loss) of joint ventures		196	252

Share in profit / (loss) of associates		103	(11)
Result before tax from continuing operations		(391)	827

Income tax (expense) / benefit	15	209	(71)
Net result from continuing operations		(182)	756

Discontinued operations

Net result from discontinued operations		(17)	(1,296)
Net result from continuing and discontinued operations		(199)	(540)

Net income/ (loss) attributes to:

Net result attributable to owners of Aegon Ltd.		(179)	(570)

Non-controlling interests		(20)	29

Earnings per share (EUR per share)	16

Basic earnings per common share		(0.12)	(0.30)

Basic earnings per common share B		-	(0.01)

Diluted earnings per common share		(0.12)	(0.30)

Diluted earnings per common share B		-	(0.01)

Earnings per share (EUR per share) from continuing operations
Basic earnings per common share from continuing operations		(0.11)	0.34

Basic earnings per common share B from continuing operations		-	0.01

Diluted earnings per common share from continuing operations		(0.11)	0.34

Diluted earnings per common share B from continuing operations		-	0.01

1	Comparatives have been restated due to the initial application of IFRS 9 and IFRS 17. Note 2 includes further details on the changes in accounting policies.

 122  |  Annual Report on Form 20-F 2023

Consolidated financial statements of Aegon Ltd.

Consolidated income statement of Aegon Ltd. - Continued
Based on IFRS the 2022 comparative information is restated for IFRS 9 and IFRS 17. In line with IFRS, the 2021 comparative information is not restated for IFRS 9 and IFRS 17 and presented as comparatives below.

Amounts in EUR millions (except per share data)	Note	2021

Continuing operations

Premium income	46.4	13,731

Investment income	46.5	4,893

Fee and commission income	46.6	2,454

Other revenues		13

Total revenues		21,091

Income from reinsurance ceded	46.7	4,263

Results from financial transactions	46.8	24,715

Other income	46.9	49
Total income		50,119

Premiums paid to reinsurers	46.4	3,418

Policyholder claims and benefits	46.10	40,097

Profit sharing and rebates	46.11	8

Commissions and expenses	46.12	5,286

Impairment charges / (reversals)	46.13	16

Interest charges and related fees	46.14	246

Other charges	46.15	101
Total charges		49,172

Result before share in profit / (loss) of joint ventures, associates and tax		947

Share in profit / (loss) of joint ventures		232

Share in profit / (loss) of associates		(15)

Result before tax from continuing operations		1,164

Income tax (expense) / benefit	46.16	(95)
Net result from continuing operations		1,069

Discontinued operations
Net result from discontinued operations	46.22	960
Net result from continuing and discontinued operations		2,029

Net result attributable to:

Owners of Aegon Ltd		1,980

Non-controlling interests		50

Earnings per share (EUR per share)	46.17

Basic earnings per common share		0.94

Basic earnings per common share B		0.02

Diluted earnings per common share		0.94

Diluted earnings per common share B		0.02

Basic earnings per common share from continuing operations		0.48

Basic earnings per common share B from continuing operations		0.01

Diluted earnings per common share from continuing operations		0.48

Diluted earnings per common share B from continuing operations		0.01

Annual Report on Form 20-F 2023 | 123

About Aegon Governance and risk management Financial information Sustainability information

Consolidated statement of comprehensive income of Aegon Ltd.
For the year ended December 31

Amounts in EUR millions	Note	2023	2022 1)

Net result from continuing and discontinued operations		(199)	(540)

Items that will not be reclassified to profit or loss:

Gains/ (losses) on investments in equity instruments (FVOCI)		-	(1)

Changes in revaluation reserve real estate held for own use		(2)	(1)

Remeasurements of defined benefit plans		(160)	(44)

Income tax relating to items that will not be reclassified		30	(5)

Discontinued operations that will not be reclassified2)		38	704

Insurance items that may be reclassified subsequently to profit or loss:

Gains / (losses) on financial assets measured at FVOCI	9	1,311	(14,571)

Gains / (losses) transferred to income statement on disposal of financial assets measured at FVOCI	9	577	488

Insurance finance expenses / (income)	9	(1,626)	18,680

Reinsurance finance income / (expenses)	9	349	(4,672)

Changes in cash flow hedging reserve		(185)	(241)

Income tax relating to items that may be reclassified		(95)	108

Items that may be reclassified subsequently to profit or loss:

Gains / (losses) on financial assets measured at FVOCI		225	(1,703)

Gains / (losses) on disposal of financial assets measured at FVOCI		129	58

Changes in cash flow hedging reserve		(7)	49

Movement in foreign currency translation and net foreign investment hedging reserves		(85)	137

Equity movements of joint ventures		(2)	(35)

Equity movements of associates		(7)	2

Disposal of group assets	42	(9)	149

Income tax relating to items that may be reclassified		(72)	333

Discontinued operations that may be reclassified		12	(344)

Other		-	40

Total other comprehensive income / (loss)		421	(870)
Total comprehensive income / (loss)		222	(1,410)

Total comprehensive income/ (loss) attributable to:

Owners of Aegon Ltd.		259	(1,450)

Non-controlling interests		(37)	41

1	Comparatives have been restated due to the initial application of IFRS 9 and IFRS 17. Note 2 includes further details on the changes in accounting policies.
2	Consists of remeasurement of defined benefit plans

 124  |  Annual Report on Form 20-F 2023

Consolidated financial statements of Aegon Ltd.

Consolidated statement of comprehensive income of Aegon Ltd. - Continued
Based on IFRS the 2022 comparative information is restated for IFRS 9 and IFRS 17. In line with IFRS, the 2021 comparative information is not restated for IFRS 9 and IFRS 17 and presented as comparatives below.

Amounts in EUR millions	2021

Net result from continuing and discontinued operations	2,029

Items that will not be reclassified to profit or loss:

Changes in revaluation reserve real estate held for own use	(5)

Remeasurements of defined benefit plans	345

Income tax relating to items that will not be reclassified	(77)

Discontinued operations that will not be reclassified	133

Items that may be reclassified subsequently to profit or loss:

Gains / (losses) on revaluation of available-for-sale investments	(1,328)

(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	(336)

Changes in cash flow hedging reserve	(228)

Movement in foreign currency translation and net foreign investment hedging reserves	1,240

Equity movements of joint ventures	25

Equity movements of associates	(5)

Disposal of group assets	8

Income tax relating to items that may be reclassified	390

Discontinued operations that may be reclassified	23

Other	15

Total other comprehensive income / (loss)	200
Total comprehensive income / (loss)	2,229

Total comprehensive income/ (loss) attributable to:

Owners of Aegon Ltd	2,168

Non-controlling interests	61

Annual Report on Form 20-F 2023 | 125

About Aegon Governance and risk management Financial information Sustainability information

Consolidated statement of financial position of Aegon Ltd.
On December 31

Amounts in EUR million	Note	2023	2022 1)	January 1, 2022 1)
Assets

Cash and cash equivalents	18	4,074	3,402	6,861

Assets held for sale / disposal groups	45	432	88,664	-

Investments	19	266,382	254,759	409,444

Derivatives	20	1,429	2,771	8,843

Investments in joint ventures	21	1,430	1,430	1,715

Investments in associates	21	2,906	165	1,289

Reinsurance contract assets	29	16,608	16,939	21,322

Insurance contract assets	29	185	36	110

Defined benefit assets	33	103	87	119

Reimbursement rights	33	20	-	-

Deferred tax assets	34	2,350	2,433	2,164

Deferred expenses	22	447	452	428

Other assets and receivables	23	4,712	9,153	6,679

Intangible assets	24	504	420	585

Total assets		301,581	380,711	459,560

Equity and liabilities

Shareholders’ equity	25	7,475	8,815	11,018

Other equity instruments	26	1,951	1,943	2,363

Issued capital and reserves attributable to owners of Aegon Ltd.		9,426	10,758	13,381

Non-controlling interests		129	176	196
Group equity		9,554	10,935	13,577

Subordinated borrowings	27	2,244	2,295	2,194

Trust pass-through securities	28	111	118	126

Reinsurance contract liabilities	29	608	270	471

Insurance contract liabilities	29	177,446	176,120	290,066

Investment contract liabilities with discretionary participating features	29	21,594	21,055	27,392

Investment contracts without discretionary participating features	30	75,266	65,227	92,364

Derivatives	20	2,479	5,175	7,138

Borrowings	31	2,356	4,051	9,661

Provisions	32	83	100	193

Defined benefit liabilities	33	669	496	3,944

Deferred gains		6	7	7

Deferred tax liabilities	34	57	30	8

Liabilities held for sale / disposal groups	45	389	84,183	-

Other liabilities	35	8,390	10,278	11,883

Accruals	36	328	372	537

Total liabilities		292,026	369,777	445,983

Total equity and liabilities		301,581	380,711	459,560

1	Comparatives have been restated due to the initial application of IFRS 9 and IFRS 17. Note 2 includes further details on the changes in accounting policies.

Lard Friese
Chief Executive Officer

 126  |  Annual Report on Form 20-F 2023

Consolidated financial statements of Aegon Ltd.

Consolidated statement of changes in equity of Aegon Ltd.
For the year ended December 31, 2023

Amounts in EUR millions	Note

On January 1, 2023 2)		7,172	7,103	(4,532)	(890)	653	1,943	(691)	10,758	176	10,935

Net result recognized in the income statement		-	(179)	-	-	-	-	-	(179)	(20)	(199)

Other comprehensive income:

Items that will not be reclassified to profit or loss:

Changes in revaluation reserve real estate held for own use		-	-	(2)	-	-	-	-	(2)	-	(2)

Remeasurements of defined benefit plans		-	-	-	(160)	-	-	-	(160)	-	(160)

Disposal of group assets		-	(634)	-	-	-	-	634	-	-	-

Income tax relating to items that will not be reclassified		-	-	-	30	-	-	-	30	-	30

Discontinued operations that will not be reclassified 3)		-	-	-	-	-	-	38	38	-	38

Insurance items that may be reclassified subsequently to profit or loss

Gains / (losses) on financial assets measured at FVOCI		-	-	1,311	-	-	-	-	1,311	-	1,311

Gains / (losses) transferred to income statement on disposal of financial assets measured at FVOCI		-	-	577	-	-	-	-	577	-	577

Insurance finance expenses / (income)		-	-	(1,626)	-	-	-	-	(1,626)	-	(1,626)

Reinsurance finance income / (expenses)		-	-	349	-	-	-	-	349	-	349

Changes in cash flow hedging reserve		-	-	(185)	-	-	-	-	(185)	-	(185)

Income tax relating to items that may be reclassified		-	-	(95)	-	-	-	-	(95)	-	(95)

Items that may be reclassified subsequently to profit or loss:

Gains / (losses) on financial assets measured at FVOCI		-	-	225	-	-	-	-	225	-	225

Gains / (losses) on disposal of financial assets measured at FVOCI		-	-	129	-	-	-	-	129	-	129

Changes in cash flow hedging reserve		-	-	(7)	-	-	-	-	(7)	-	(7)

Movements in foreign currency translation and net foreign investment hedging reserves		-	-	142	14	(236)	-	-	(80)	(5)	(85)

Equity movements of joint ventures		-	-	-	-	(2)	-	-	(2)	-	(2)

Equity movements of associates		-	-	-	-	(7)	-	-	(7)	-	(7)

Disposal of group assets		-	9	20	-	(32)	-	7	4	(12)	(9)

Income tax relating to items that may be reclassified		-	-	(75)	-	3	-	-	(72)	-	(72)

Discontinued operations that may be reclassified 3)		-	-	-	-	-	-	12	12	-	12

Other		-	-	-	-	-	-	-	-	1	-

Total other comprehensive income / (loss)		-	(625)	762	(116)	(274)	-	691	438	(17)	421

Total comprehensive income / (loss) for 2023		-	(804)	762	(116)	(274)	-	691	259	(37)	222

Shares withdrawn		(54)	54	-	-	-	-	-	-	-	-

Issuance and purchase of treasury shares		-	(1,052)	-	-	-	-	-	(1,052)	-	(1,052)

Dividends paid on common shares		-	(495)	-	-	-	-	-	(495)	-	(495)

Coupons on perpetual securities		-	(48)	-	-	-	-	-	(48)	-	(48)

Incentive plans		-	(5)	-	-	-	8	-	3	-	3

Change in ownership non-controlling interest		-	-	-	-	-	-	-	-	(11)	(11)

On December 31, 2023	25,26	7,118	4,753	(3,770)	(1,006)	379	1,951	-	9,426	129	9,554

1	Issued capital and reserves attributable to owners of Aegon Ltd.
2	Opening balance as per January 1, 2023 has been restated due to the initial application of IFRS 9 and IFRS 17. Note 2 includes further details on the changes in accounting policies.
3
The lines “Discontinued operations that will not be reclassified” and “Discontinued operations that may be reclassified” include EUR 675 million and EUR 16 million respectively of reclassifications from opening reserves to the column “Reserve of discontinued operations held for sale”.

Annual Report on Form 20-F 2023 | 127

About Aegon Governance and risk management Financial information Sustainability information

Consolidated statement of changes in equity of Aegon Ltd.
For the year ended December 31, 2022

Amounts in EUR millions	Note
Opening balance IAS 39 / IFRS 4 on January 1, 2022 2)		7,354	11,892	6,442	(2,199)	325	2,363	-	26,176	196	26,372

IFRS 9/17 opening balance impacts		-	3,707	(9,021)	-	(67)	-	-	(12,795)	-	(12,795)

Restated opening balance on January 1, 2022		7,354	8,185	(2,580)	(2,199)	258	2,363	-	13,381	196	13,577

Net result recognized in the income statement		-	(569)	-	-	-	-	-	(569)	29	(540)

Other comprehensive income:

Items that will not be reclassified to profit or loss:

Gains/ (losses) on investments in equity instruments (FVOCI)		-	-	(1)	-	-	-	-	(1)	-	(1)

Change in fair value attributable to change in the credit risk of financial liability (FVPL)		-	-	-	-	-	-	-	-	-	-

Changes in revaluation reserve real estate held for own use		-	16	(17)	-	-	-	-	(1)	-	(1)

Remeasurements of defined benefit plans		-	-	-	(44)	-	-	-	(44)	-	(44)

Income tax relating to items that will not be reclassified		-	-	-	(5)	-	-	-	(5)	-	(5)

Discontinued operations that will not be reclassified 3)		-	-	-	1,379	-	-	(675)	704	-	704

Insurance items that may be reclassified subsequently to profit or loss

Gains / (losses) on financial assets measured at FVOCI		-	-	(14,571)	-	-	-	-	(14,571)	-	(14,571)

Gains / (losses) transferred to income statement on disposal of financial assets measured at FVOCI		-	-	488	-	-	-	-	488	-	488

Insurance finance expenses / (income)		-	-	18,680	-	-	-	-	18,680	-	18,680

Reinsurance finance income / (expenses)		-	-	(4,672)	-	-	-	-	(4,672)	-	(4,672)

Changes in cash flow hedging reserve		-	-	(241)	-	-	-	-	(241)	-	(241)

Income tax relating to items that may be reclassified		-	-	108	-	-	-	-	108	-	108

Items that may be reclassified subsequently to profit or loss:

Gains / (losses) on financial assets measured at FVOCI		-	-	(1,703)	-	-	-	-	(1,703)	-	(1,703)

Gains / (losses) on disposal of financial assets measured at FVOCI		-	-	58	-	-	-	-	58	-	58

Changes in cash flow hedging reserve		-	-	49	-	-	-	-	49	-	49

Movements in foreign currency translation and net foreign investment hedging reserves		-	-	(174)	(20)	320	-	-	125	12	137

Equity movements of joint ventures		-	-	-	-	(35)	-	-	(35)	-	(35)

Equity movements of associates		-	-	-	-	2	-	-	2	-	2

Disposal of group assets		-	-	14	-	135	-	-	149	-	149

Income tax relating to items that may be reclassified		-	-	345	-	(12)	-	-	333	-	333

Discontinued operations that may be reclassified 3)		-	-	(315)	-	(14)	-	(16)	(344)	-	(344)

Other		-	40	-	-	-	-	-	40	(0)	40

Total other comprehensive income / (loss)		-	57	(1,952)	1,310	395	-	(691)	(881)	12	(870)

Total comprehensive income / (loss) for 2022		-	(512)	(1,952)	1,310	395	-	(691)	(1,450)	41	(1,410)

Shares issued		2	-	-	-	-	-	-	2	-	2

Shares withdrawn		(4)	-	-	-	-	-	-	(4)	-	(4)

Issuance and purchase of treasury shares		-	(393)	-	-	-	-	-	(393)	-	(393)

Redemption other equity instruments		-	31	-	-	-	(429)	-	(398)	-	(398)

Dividends paid on common shares		(180)	(167)	-	-	-	-	-	(346)	-	(346)

Coupons on perpetual securities		-	(36)	-	-	-	-	-	(36)	-	(36)

Coupons on non-cumulative subordinated notes		-	-	-	-	-	-	-	-	-	-

Incentive plans		-	(5)	-	-	-	10	-	4	-	4

Change in ownership non-controlling interest		-	-	-	-	-	-	-	-	(61)	(61)

On December 31, 2022	25,26	7,172	7,103	(4,532)	(890)	653	1,943	(691)	10,758	176	10,935
1	Issued capital and reserves attributable to owners of Aegon Ltd.
2	Opening balance as per January 1, 2022 has been restated due to the initial application of IFRS 9 and IFRS 17. Note 2 includes further details on the changes in accounting policies.
3
The lines “Discontinued operations that will not be reclassified” and “Discontinued operations that may be reclassified” include EUR 1,379 million and EUR (329) million respectively of reclassifications from opening reserves to the column “Reserve of discontinued operations held for sale”.

 128  |  Annual Report on Form 20-F 2023

Consolidated financial statements of Aegon Ltd.

Consolidated statement of changes in equity of Aegon Ltd.
For the year ended December 31, 2021

Amounts in EUR millions	Note
At January 1, 2021		7,480	10,145	7,480	(2,534)	(553)	2,569	24,586	75	24,661

Net result recognized in the income statement		-	1,980	-	-	-	-	1,980	50	2,029

Other comprehensive income:

Items that will not be reclassified to profit or loss:

Changes in revaluation reserve real estate held for own use		-	-	(4)	-	-	-	(4)	-	(4)

Remeasurements of defined benefit plans		-	-	-	501	-	-	501	-	501

Income tax relating to items that will not be reclassified		-	-	1	(102)	-	-	(101)	-	(101)

Items that may be reclassified subsequently to profit or loss:

Gains / (losses) on revaluation of available-for-sale investments		-	-	(1,173)	-	-	-	(1,173)	-	(1,173)

(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments		-	-	(450)	-	-	-	(450)	-	(450)

Changes in cash flow hedging reserve		-	-	(228)	-	-	-	(228)	-	(228)

Movements in foreign currency translation and net foreign investment hedging reserves		-	-	447	(65)	848	-	1,231	9	1,240

Equity movements of joint ventures		-	-	-	-	25	-	25	-	25

Equity movements of associates		-	-	-	-	(6)	-	(6)	-	(6)

Disposal of group assets		-	-	-	-	8	-	8	-	8

Income tax relating to items that may be reclassified		-	-	369	-	3	-	372	-	372

Other		-	14	-	-	-	-	14	3	16

Total other comprehensive income / (loss)		-	14	(1,038)	335	878	-	188	11	200

Total comprehensive income / (loss) for 2021		-	1,993	(1,038)	335	878	-	2,168	61	2,229

Shares issued		1	-	-	-	-	-	1	-	1

Issuance and purchase of treasury shares		-	(88)	-	-	-	-	(88)	-	(88)

Issuance and redemption of other equity instruments		-	-	-	-	-	(212)	(212)	-	(212)

Dividends paid on common shares		(127)	(120)	-	-	-	-	(247)	(1)	(248)

Dividend withholding tax reduction		-	-	-	-	-	-	-	-	-

Coupons on perpetual securities		-	(39)	-	-	-	-	(39)	-	(39)

Incentive plans		-	-	-	-	-	6	7	-	7

Change in ownership non-controlling interest		-	-	-	-	-	-	-	61	61

At December 31, 2021	46.20	7,354	11,892	6,442	(2,199)	325	2,363	26,176	196	26,372

1	Issued capital and reserves attributable to owners of Aegon Ltd

Annual Report on Form 20-F 2023 | 129

About Aegon Governance and risk management Financial information Sustainability information

Consolidated cash flow statement of Aegon Ltd.
For the year ended December 31

Amounts in EUR millions	Note	2023	2022 1)	2021 1)
Result before tax from continuing operations		(391)	827	1,164
Result before tax from discontinued operations	45	458	242	1,237
Impairment loss on measurement of disposal group	45	(413)	(1,094)	-
Result before tax from continuing operations and discontinued operations		(346)	(25)	2,400
Results from financial transactions		(20,540)	60,321	(25,716)
Amortization and depreciation		(163)	169	1,167
Impairment losses		116	115	5
Results from (re)insurance contracts and investment contracts with discretionary participating features		17,673	(43,253)	n.a.
Income from joint ventures		(200)	(289)	(265)
Income from associates		(118)	(4)	(112)
Release of cash flow hedging reserve		(130)	(126)	(106)
Other		892	479	248
Adjustments of non-cash items		(2,469)	17,412	(24,778)
Investment contracts without discretionary participating features		9,742	(14,142)	n.a.
Insurance and investment liabilities		n.a.	n.a.	(1,885)
Insurance and investment liabilities for account of policyholders		n.a.	n.a.	13,605
Accrued expenses and other liabilities		(442)	(752)	(1,008)
Accrued income and prepayments		1,325	(997)	(543)
Changes in accruals		10,626	(15,891)	10,169
Insurance contracts		(11,770)	(12,163)	n.a.
Investment contracts with discretionary participating features		(2,030)	(1,797)	n.a.
Reinsurance contracts held		923	1,491	n.a.
Purchase of investments (other than money market investments)		(43,445)	(64,243)	(35,520)
Purchase of derivatives		(1,011)	(4,140)	(1,611)
Disposal of investments (other than money market investments)		52,576	87,910	38,040
Disposal of derivatives		(1,612)	(2,306)	310
Net purchase of investments for account of policyholders		n.a.	n.a.	12,063
Net change in cash collateral		1,592	(3,207)	(2,805)
Net purchase of money market investments		(1,853)	(340)	(85)
Cash flow movements on operating items not reflected in income		(6,631)	1,206	10,391
Tax (paid)/ received		(321)	(38)	21
Other		4	6	-
Net cash flows from operating activities	18	864	2,672	(1,796)
Purchase of individual intangible assets (other than future servicing rights)		(51)	(26)	(36)
Purchase of equipment and real estate for own use		(65)	(72)	(76)
Acquisition of subsidiaries, net of cash		(34)	(29)	-
Acquisition/capital contributions joint ventures and associates		(253)	(73)	(97)
Disposal of intangible asset		3	-	-
Disposal of equipment		46	9	2
Disposal of subsidiaries and businesses, net of cash		(1,964)	604	59
Disposal joint ventures and associates		12	185	-
Dividend received from joint ventures and associates		310	137	95
Other		-	(1)	-
Net cash flows from investing activities	18	(1,996)	733	(54)

Purchase of treasury shares		(1,072)	(597)	(231)
Proceeds from TRUPS 2) , Subordinated borrowings and borrowings		2,670	3,569	3,914
Repayment of perpetuals		-	(429)	(212)
Repayment of non-cumulative subordinated note		(4,230)	(4,086)	(3,000)
Dividends paid		(494)	(167)	(121)
Coupons on perpetual securities		(65)	(48)	(52)
Payment of lease liabilities		(39)	(49)	(59)
Change in ownership non-controlling interests		(11)	(57)	61
Other		-	31	-
Net cash flows from financing activities	18	(3,241)	(1,834)	300
Net increase / (decrease) in cash and cash equivalents 3)		(4,373)	1,570	(1,550)

Net cash and cash equivalents at the beginning of the year		8,486	6,861	8,372
Effects of changes in exchange rate		(38)	55	67
Net cash and cash equivalents at the end of the year	18	4,074	8,486	6,889
1
Comparatives for 2022 have been restated due to the initial application of IFRS 9 and IFRS 17. Comparatives for 2021 have not been restated due to the initial application of IFRS 9 and IFSR 17. Note 2 includes further details on the changes in accounting policies.

2	Trust pass-through securities.
3
Included in net increase / (decrease) in cash and cash equivalents are interest received EUR 5,016 million (2022: EUR 5,250 million), dividends received EUR 2,254 million (2022: EUR 1,856 million) and interest paid EUR 516 million (2022: EUR 247 million). All included in operating activities except for dividend received from joint ventures and associates EUR 310 million (2022: EUR 137 million).

4	n.a. in above table should be read as “not applicable”.
The cash flow statement is prepared according to the indirect method.

 130  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 1

Notes to the consolidated financial statements
1 General information
On September 29,2023 it was resolved to convert Aegon N.V. into Aegon S.A. via a cross border conversion. On September 30, 2023 the cross border conversion into Aegon S.A. was effectuated and subsequently Aegon S.A. was converted into Aegon Ltd, a Bermuda limited company, and effectuated the change of its legal seat to Bermuda. From October 1, 2023 the Bermuda Monetary Authority has been Aegon’s group supervisor.
Aegon Ltd. is an exempted company with liability limited by shares organized under the laws of Bermuda and registered with the Bermuda Registrar of Companies under number 202302830 and recorded in the Commercial Register of The Hague registered under number 27076669 and with its registered address at Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda.
Aegon Ltd. has its headquarters in the Netherlands at Aegonplein 50, 2591 TV, The Hague. As Aegon Ltd. currently qualifies as
Non-Resident
Company under Dutch law, certain Dutch law provisions remain applicable to it, including certain provisions of title 9 Book 2 of the Dutch Civil Code regarding the preparation and publication of its annual accounts.
Aegon Ltd. serves as the holding company for the Aegon Group and has listings of its common shares on Euronext Amsterdam and on NYSE.
Aegon Ltd. (or “the Company”) and its subsidiaries (“Aegon” or “the Group”) have life insurance and pensions operations and are also active in savings and asset management operations, accident and health insurance and general insurance. Fully owned businesses by Aegon include the United States, the United Kingdom and asset management, and Aegon also operates partnerships in Spain & Portugal, China, and Brazil, and a strategic partnership in the Netherlands. The Group employs around 15,700 people worldwide (2022: around 15,500)
Please note that the designation is uniformly Aegon Ltd. even if it was Aegon N.V. before October 1, 2023.
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
2 Material accounting policy information
2.1 Basis of presentation
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB and with Part 9 of Book 2 of the Dutch Civil Code.
Additional disclosures have been included in the consolidated financial statements in relation to the initial adoption of IFRS 9 and IFRS 17, that became effective on January 1, 2023.
The consolidated financial statements have been prepared in accordance with historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value, except for the following items, which are measured on an alternative basis at each reporting date:

Item	Measurement basis
Insurance and reinsurance contracts	Fulfilment cash flows plus the CSM

Net defined benefit liability / (asset)	Fair value of plan assets less the present value of the defined benefit obligations

Other impaired non-financial assets	Higher of fair value less costs of disposal and value in use

Financial instruments held to collect financial cash flows	Amortized cost

Annual Report on Form 20-F 2023 | 131

About Aegon Governance and risk management Financial information Sustainability information

The consolidated financial statements are presented in euros and all values are rounded to the nearest million unless otherwise stated. The consequence is that the rounded amounts may not add up to the rounded total in all cases. All ratios and variances are calculated using the underlying amount rather than the rounded amount. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities from the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: insurance and reinsurance contracts as stated in the table above, fair value of certain invested assets and derivatives, purchased intangible assets, goodwill, pension plans, income taxes and the potential effects of resolving litigation matters. Aegon does not use the optional exemption provided under IFRS to group together specific insurance contracts that were issued more than 12 months apart.
The consolidated financial statements of Aegon Ltd. were approved by the Board on April 3, 2024. The financial statements will be presented to the Annual General Meeting of Shareholders on April 4, 2024. In accordance with Bermuda law, the annual accounts are not adopted by the General Meeting however pursuant to our
Bye-Laws
are discussed with the General Meeting each Annual General Meeting.
A reconcilliation between IFRS and
EU-IFRS
is included in the table below.

	Shareholders’ equity		Net result
	2023	2022	2023	2022

In accordance with IFRS	7,475	8,815	(199)	(540)

Adjustment of EU ‘IAS 39’ carve-out	-	-	-	(450)

Tax effect of the adjustment	-	-	-	-

Effect of the adjustment after tax	-	-	-	(450)

In accordance with EU-IFRS	7,475	8,815	(199)	(990)
2.1.1 Adoption of new IFRS accounting standards and amendments effective in 2023
The accounting policies and methods of computation applied in the consolidated financial statements are the same as those applied in the 2022 consolidated financial statements, except for the following IFRS standards and amendments that became effective for Aegon from January 1, 2023:

∎	IFRS 17 Insurance contracts

∎	Initial Application of IFRS 17 and IFRS 9 – Comparative information (Amendments to IFRS 17)

∎	IFRS 9 Financial instruments

∎	Prepayment Features with Negative Compensation (Amendments to IFRS 9)

∎	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

∎	Definition of Accounting Estimates (Amendments to IAS 8)

∎	Deferred tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)
The amendments to IAS 12 have been introduced in response to the OECD’s Base Erosion and Profit Shifting (BEPS) Pillar Two rules and include:

∎	A mandatory temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules; and

∎	Disclosure requirements for affected entities to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation, particularly before its effective date. The mandatory temporary exception – the use of which is required to be disclosed – applies immediately.
The remaining disclosure requirements apply for annual reporting periods beginning on or after 1 January 2023, but not for any interim periods ending on or before 31 December 2023.
Aegon is within the scope of the OECD Pillar Two model rules. Pillar Two legislation was enacted in the Netherlands, the jurisdiction in which Aegon Ltd. as Ultimate Parent Entity is tax resident, and will come into effect from 31 December 2023.

 132  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 2

Aegon has applied the mandatory exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023. Based on performed analysis, applying both the temporary safe harbors and detailed calculations, Aegon has determined that the impact, if any, of Pillar Two is currently expected to be non-material.
Therefore, the consolidated financial statements do not include information required by paragraphs
88A-88D
of IAS 12.
The adoption of IFRS 17 and IFRS 9, which replaced IFRS 4 and IAS 39 respectively, have had a significant impact on the financial position of Aegon and the consolidated financial statements. Based on the amendment to IFRS 17, Aegon has decided to apply the overlay approach upon initial application of IFRS 9 and IFRS 17. This has allowed it to restate the 2022 comparative period for both new standards.
IFRS 9 also significantly amended the credit risk disclosures required by IFRS 7 “Financial Instruments: Disclosures”. The consequential amendments to IFRS 7 disclosures have also been applied to the comparative period.
The impact of the adoption of the amendments to other standards, listed above, was immaterial.
2.1.2 Effects of initial adoption of IFRS 9 and IFRS 17
The effects of adopting IFRS 9 and IFRS 17 on the consolidated financial statements on January 1, 2022 are presented in the statement of changes in equity. The adjustments made to the statement of financial position on transition date of January 1, 2022, and on initial application date January 1, 2023 of IFRS 9 and IFRS 17 are presented below.
The transition to IFRS 9 and IFRS 17 changes Aegon’s balance sheet significantly. The main changes are:

∎	Deferred policy acquisition cost (DPAC) and Value of Business Acquired (VOBA) are no longer recognized as separate assets;

∎	Residential mortgages related to the insurance entities in the Netherlands are measured at fair value through P&L instead of at amortized cost;

∎	Insurance liabilities are measured at fulfillment value which represents the present value of future cashflow to fulfil insurance contracts, including a risk adjustment for non-financial
risk. Interest rate movements impacting the fulfillment value flow through P&L or OCI, depending on the accounting policy choice. Aegon Americas applies the OCI option for certain groups of contracts, whereas Aegon UK applies the P&L option. These choices are aligned with the measurement of the related assets to ensure an accounting match for market movements on assets and liabilities; and

∎	On top of the fulfillment value, a contractual service margin (CSM), reflecting unearned profits, is added to the insurance liabilities.

Annual Report on Form 20-F 2023 | 133

About Aegon Governance and risk management Financial information Sustainability information

Opening balance sheet reconciliation	December 31, 2022	Adoption of IFRS 9 and IFRS 17	January 1, 2023

Cash and cash equivalents	3,407	(5)	3,402

Assets held for sale	89,752	(1,088)	88,664

Investments	76,825	177,934	254,759

Investments for account of policyholders	180,006	(180,006)	-

Derivatives	2,760	11	2,771

Investments in joint ventures	1,443	(13)	1,430

Investments in associates	165	-	165

Reinsurance contract assets	21,184	(4,245)	16,939

Insurance contract assets	-	36	36

Deferred tax assets	1,827	606	2,433

Deferred expenses	12,886	(12,434)	452

Other assets and receivables	10,291	(1,051)	9,240

Intangible assets	1,240	(820)	420

Total assets	401,786	(21,075)	380,711

Shareholders’ equity	12,071	(3,256)	8,815

Other equity instruments	1,943	-	1,943

Issued capital and reserves attributable to owners of Aegon Ltd.	14,014	(3,256)	10,758

Non-controlling interests	176	-	176

Group equity	14,190	(3,255)	10,935

Subordinated borrowings	2,295	-	2,295

Trust pass-through securities	118	-	118

Reinsurance contract liabilities	-	270	270

Insurance contracts for account of policyholders	100,409	(100,409)	-

Insurance contract liabilities	87,309	88,811	176,120

Investments contracts	10,658	(10,658)	-

Investment contracts for account of policyholders	80,555	(80,555)	-

Investment contract liabilities with discretionary participating features	-	21,055	21,055

Investment contracts without discretionary participating features	-	65,227	65,227

Derivatives	6,094	(919)	5,175

Borrowings	4,051	-	4,051

Liabilities held for sale / disposal groups	84,339	(156)	84,183

Other liabilities	11,766	(483)	11,283

Total liabilities	387,596	(17,819)	369,777

Total equity and liabilities	401,786	(21,076)	380,711
Due to these transition adjustments and the different measurement of insurance contracts and financial instruments during 2022, total assets from January 1, 2023, were lower by EUR 21,075 million, total liabilities were lower by 17,819 million and shareholders’ equity was lower by EUR 3,255 million than the amounts presented in the last annual financial statements for December 31, 2022.
On implementation of IFRS 9 and IFRS 17 the comparative balance of shareholders’ equity is restated due to the combination of opening balance sheet adjustments (decrease of EUR 12,795 million) of the transition date, and the cumulative differences in equity movements of 2022 arising from the application of IFRS 9 and 17 in the amount of EUR 9,540 million increase, of which 8,222 million is an adjustment to the change in the revaluation reserve. The remaining impact of EUR 1,318 million is largely attributable to the changes in CSM balance and different measurement of insurance liabilities.
The decrease of EUR 12,434 million on Deferred expenses from January 1, 2023 (2022: EUR 10,076 million decrease) attributable to the elimination of deferred acquisition costs, which are no longer recognized under IFRS 17 as separate assets, but form part of the fulfillment cash-flows used in the measurement of insurance contracts.
The change in the measurement basis of insurance contracts (as described under note 2.1.3) resulted in a decrease of EUR 11,598 million in the carrying amount of insurance liabilities (Insurance contract liabilities and Insurance contracts for account of policyholders combined) from January 1, 2023 (2022: EUR 16,321 million increase), and also impacted reinsurance

 134  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 2

assets resulting in a lower carrying amount by EUR 4,245 million (2022: EUR 330 million increase) and investment contracts, which decreased by EUR 4,931 (2022: EUR 6,602 million decrease).
The impacts of transition from IAS 39 to IFRS 9 on the carrying amounts of financial instruments including investments, derivative assets and liabilities, investment contracts without discretionary participating features, other financial assets and liabilities are detailed in note 2.1.4.
The carrying amount of assets held for sale on January 1, 2023 was lower by EUR 1,088 million compared to the balance presented in the latest annual financial statements of December 31, 2022. Regarding liabilities held for sale, the carrying amount on January 1, 2023 was lower by EUR 156 million compared to the figures previously reported. Note 45 includes details on the impacts of IFRS 9 and 17 on the measurement of the disposal group.
The book value of intangible assets decreased by EUR 820 million from January 1, 2023 (2022: EUR 748 million) due to the derecognition of value of business acquired on transition, as it will not be recognized as a separate asset under IFRS 17.

Opening balance sheet reconciliation	December 31, 2021	Adoption of IFRS 9 and IFRS 17	January 1, 2022

Cash and cash equivalents	6,889	(28)	6,861

Investments	157,831	251,614	409,444

Investments for account of policyholders	250,953	(250,953)	-

Derivatives	8,827	16	8,843

Investments in joint ventures	1,743	(28)	1,715

Investments in associates	1,289	-	1,289

Reinsurance contract assets	20,992	330	21,322

Insurance contract assets	-	110	110

Deferred tax assets	131	2,033	2,164

Deferred expenses	10,503	(10,076)	428

Other assets and receivables	7,761	(963)	6,798

Intangible assets	1,333	(748)	585

Total assets	468,252	(8,693)	459,560

Shareholders’ equity	23,813	(12,795)	11,018

Other equity instruments	2,363	-	2,363

Issued capital and reserves attributable to owners of Aegon Ltd.	26,176	(12,795)	13,381

Non-controlling interests	196	-	196

Group equity	26,372	(12,795)	13,577

Subordinated borrowings	2,194	-	2,194

Trust pass-through securities	126	-	126

Reinsurance contract liabilities	-	471	471

Insurance contracts for account of policyholders	149,323	(149,323)	-

Insurance contract liabilities	124,422	165,644	290,066

Investments contracts	21,767	(21,767)	-

Investment contracts for account of policyholders	104,592	(104,592)	-

Investment contract liabilities with discretionary participating features	-	27,392	27,392

Investment contracts without discretionary participating features	-	92,364	92,364

Derivatives	10,639	(3,501)	7,138

Borrowings	9,661	-	9,661

Other liabilities	19,158	(2,586)	16,572

Total liabilities	441,881	4,102	445,983

Total equity and liabilities	468,252	(8,693)	459,560
As the result of restatement of the opening balance sheet on transition date January 1, 2022 the carrying amount of total assets decreased by EUR 8,693 million while total liabilities increased by EUR 4,102 million and as such shareholders’ equity decreased by EUR 12,795 million. The main component of this change was the net decrease of other comprehensive income by EUR 9,022 million due to the establishment of a revaluation reserve for interest rate movements on insurance liabilities

Annual Report on Form 20-F 2023 | 135

About Aegon Governance and risk management Financial information Sustainability information under IFRS 17, and the reclassification of revaluation reserves on financial assets from other comprehensive income to retained earnings. The total decrease of retained earnings in amount of EUR 3,707 million also includes the establishment of CSM on insurance contracts, partly offset by other remeasurements arising from lower fulfillment cashflows under IFRS 17 compared to IFRS 4.
The impact of restated adjustments due to the adoption of IFRS 9 and IFRS 17 on earnings per share is reflected in the table below.

Impact of adoption of new accounting standards on the consolidated income statement	YE 2022 (as previously reported)	Adoption of IFRS 9 and IFRS 17	YE 2022 (restated)

Earnings per share (EUR per share)

Basic earnings per common share	(0.73)	0.43	(0.30)

Basic earnings per common share B	(0.02)	0.01	(0.01)

Diluted earnings per common share	(0.73)	0.43	(0.30)

Diluted earnings per common share B	(0.02)	0.01	(0.01)

Earnings per common share calculation

Net result / (loss) attributable to owners	(1,433)	864	(569)

Coupons on perpetual securities	(36)	-	(36)

Net result / (loss) attributable to owners for basic earnings per share calculation	(1,469)	864	(605)

Weighted average number of common shares outstanding (in million)	2,010	-	2,010

Weighted average number of common shares B outstanding (in million)	536	-	536
2.1.3 IFRS 17 Insurance Contracts
Aegon has adopted IFRS 17 – Insurance Contracts, including any consequential amendments to other standards, with a date of initial application of January 1, 2023 and a transition date of January 1, 2022.
Aegon does not use the optional exemption provided under IFRS to group together specific insurance contracts that were issued more than 12 months apart.
a) Changes compared to previous accounting policies
Under IFRS 4, Aegon largely continued to report under the accounting policies that were applied prior to the adoption of IFRS. This meant that, in general, the Group applied non-uniform
accounting policies for insurance assets and liabilities as allowed under Dutch Accounting Policies. Specific measurement methodologies differed between Aegon’s operations, reflecting local regulatory requirements and local practices for specific product features. Under IFRS 17, consistent accounting policies are applied to all insurance contracts and investment contracts with discretionary participation features, regardless of the jurisdiction in which the contracts have been issued.
Under Aegon’s previous accounting policies, some minimum guarantees were separated from the host insurance contracts and classified as derivatives. The Group also elected to apply the accounting option under IFRS 4 to measure certain closely related minimum guarantees at fair value. Under IFRS 17, Aegon has not identified any embedded derivatives that require separation. All minimum guarantees are measured together with the host contract, in accordance with the requirements of IFRS 17.
Policy loans, value of business acquired, and insurance payables and receivables, which were previously accounted for as separate assets, are now included in the measurement of the insurance liabilities.
Measurement
IFRS 17 establishes principles for the accounting for insurance contracts, reinsurance contracts, and investment contracts with discretionary participation features. It introduces a model that measures groups of contracts based on Aegon’s estimate of the present value of the future cash flows that will arise as these contracts are fulfilled, and which includes an explicit risk adjustment for non-financial
risk and a contractual service margin (CSM) reflecting unearned profits. Contrary to previous accounting, IFRS 17 requires estimates to be current, unbiased and probability-weighted, incorporating all available information in a way that is consistent with observable market data.
IFRS 17 prescribes modifications to the general measurement model for contracts with direct participating features (the “variable fee approach”) and for reinsurance contracts held. The standard also provides an option to simplify the measurement of certain short-term contracts (the “premium allocation approach”), which is primarily applied by Aegon to non-life
insurance

 136  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 2

contracts and related reinsurance contracts held. The measurement of these contracts is similar to the previous treatment under IFRS 4, albeit that when measuring liabilities for incurred claims, Aegon now discounts cash flows expected to occur more than one year after the claim’s date and includes an explicit risk adjustment for non-financial
risk.
Acquisition costs
Previously, under IFRS 4, all acquisition costs were recognized and presented as separate assets (Deferred Policy Acquisition Costs or “DPAC”) until these costs were included in profit or loss. Under IFRS 17, only insurance acquisition cash flows that arise before the recognition of the related insurance contracts are included within the insurance liability as a separate asset. These assets, which are subject to recoverability testing, are derecognized and included in the carrying amount of the related portfolio of contracts on initial recognition.
For some (but not all) groups of contracts for which the premium allocation approach is applied, Aegon has opted to expense acquisition costs when incurred.
Aegon allocates acquisition costs to either product or business lines (where applicable) based on a study, a series of studies or a thoroughly defined rational for their allocation methodologies.
Revenue and expenses
Under IFRS 4, the revenues reported in the income statement included gross insurance premiums when due, or for products where deposit accounting was required, surrender fees and other charges. Under IFRS 17, the insurance revenue in each reporting period reflects the consideration to which Aegon expects to be entitled in exchange for the services provided in that period.
The actual claims and expenses incurred in providing the service are presented in the income statement as insurance service expenses.
Insurance finance income and expenses, disaggregated between profit or loss and other comprehensive income (OCI) for certain groups of contracts, are now presented separately from insurance revenue and insurance service expenses.
Income and expenses from reinsurance contracts, other than insurance finance expenses, are presented as a single net amount in the income statement. Previously, amounts recovered from reinsurers and reinsurance expenses were presented separately.
b) Transition
Changes in accounting policies resulting from the adoption of IFRS 17 were applied retrospectively, to the extent practicable. Aegon considered the full retrospective approach to be impracticable when its application required hindsight, for example in setting historical assumptions, or if the required historical input data could not be made available within reasonable efforts. The latter was, for example, concluded when information was no longer available electronically and incorporating it into the IFRS 17 reporting process was expected to cause high costs and efforts.
If the retrospective application of IFRS 17 to a group of contracts was impracticable, either the modified retrospective approach or the fair value approach was applied. The modified retrospective approach may only be applied if there is reasonable and supportable information available to do so. For groups of contracts that in principle were eligible for both the modified retrospective and the fair value approach, the most appropriate transition method was elected based on a mix of operational and financial considerations.
Notwithstanding the foregoing, Aegon applied the fair value approach to some groups of contracts with direct participating features, to which it could have applied IFRS 17 fully retrospectively. These were groups of contracts for which Aegon had mitigated financial risk prior to transition using derivatives, other financial instruments classified as fair value through profit or loss, and reinsurance contracts, and to which risk mitigation has been applied prospectively from the transition date.
Fair Value Approach
Under the fair value approach, the carrying amount of a group of insurance contracts at transition is determined in accordance with IFRS 13 Fair Value Measurement but with the exclusion of the guidance on demand features. The difference between the fair value and the fulfillment cash flows at the transaction date is recognized as contractual service margin.

Annual Report on Form 20-F 2023 | 137

About Aegon Governance and risk management Financial information Sustainability information

In estimating the fair value of insurance contracts for the transition to IFRS 17, Aegon applied a methodology whereby the estimated future cash flows were adjusted for known differences between the IFRS 17 and market valuation methodologies (such as the inclusion of investment expenses for all product types) and the risk adjustment was recalculated at a higher confidence level to reflect the additional compensation that a market participant would require for financial risk and the remaining contractual services that need to be provided. Where possible, the results were compared to market-observable transactions, such as recent reinsurance transactions entered into by Aegon and sales transactions of insurance portfolios and businesses.
For contracts that transitioned to IFRS 17 under the fair value approach, the following assessments were generally performed at original contract inception date, with a limited number of products being assessed at the transition date:

∎	Assessment whether an insurance contract met the definition of an insurance contract with direct participating features;

∎	Assessment whether an investment contract met the definition of an investment contract with discretionary participating features; and

∎	Identification of discretionary cash flows for insurance contracts without direct participating features.
The grouping of contracts to which the fair value approach is applied has been performed at the transition date. The contracts were grouped together in portfolios in accordance with IFRS 9 and IFRS 17 (as per January 1, 2023). None of the contracts were identified as being onerous at transition. The identified groups of contracts were not further segmented into cohorts based on issue date.
The discount rates at which interest is accrued to the contractual service margin and at which changes in non-financial
assumptions are recognized for groups of contracts without direct participating features have also been set at the transition date.
Modified Retrospective Approach
The objective of a modified retrospective approach is to reach the closest outcome to the full retrospective approach using reasonable and supportable information that can be obtained without undue cost or effort. Aegon applied the modified retrospective approach to groups of contracts for which the fair value approach was not the preferred transition approach, by working back from the transition date to the date on initial recognition to gather the necessary information. Only where the information could not be made available without undue effort were modifications applied as allowed under IFRS 17.
For all contracts that transitioned to IFRS 17 under the modified retrospective approach, sufficient information was available to perform the contract classifications at the original contract inception date.
The grouping of contracts was performed at the original contract inception date, or if there was a lack of reasonable and supportable information, at the transition date. Contracts were grouped into cohorts not exceeding 12 months.
None of the contracts to which the modified retrospective approach was applied were identified as being onerous at initial inception.
Modifications applied to contracts without direct participating features
To determine the contractual service margin at transition for groups of contracts without direct participating features, Aegon first estimated the contractual service margin at the original inception date. The contractual service margin at inception was then rolled forward to the transition date by deducting the estimated amount that would have been released for services provided prior to transition.
In order to attribute past calendar-year cash flows (including acquisition cash flows) to issue year cohorts, appropriate allocation keys were set by cash flow type based on the information available. Examples include accumulated premiums in force and (first year) account values.
The calculation of the fulfillment cash flows at inception and the subsequent accretion of interest to the contractual service margin of a group of contracts required the use of historical discount rates. In principle, Aegon determines IFRS 17 discount rates using a hybrid approach based on risk-free rates plus an illiquidity premium based on expected asset returns. Where the necessary asset portfolio data was not or no longer available, an appropriate observable yield curve plus a spread adjustment was applied to approximate historical discount rates. For cohorts that exceed 12 months, weighted-average historical discount rates were applied. The weighting was based on sales volumes, or where not available, on the expected coverage units at inception.

 138  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 2

The modified retrospective calculations were based on the assumption that Aegon had not previously prepared interim financial statements, unless sufficient information existed to roll the contractual service margin forward with Aegon’s historical reporting frequency.
Modifications applied to contracts with direct participating features
To determine the contractual service margin at transition for a group of insurance contracts with direct participating features, Aegon first estimated the total contractual service margin for all services to be provided for that group of contracts. It then deducted the estimated amount that would have been released for services provided prior to the transition date.
The total contractual service margin for all services to be provided was estimated by taking the fair value of the underlying items at the transition date minus the fulfillment cash flows at that date and adjusting it for:

∎	Amounts charged to policyholders prior to the transition date;

∎	Excess claims and expenses paid in this period, including acquisition costs; and

∎	The estimated change in the risk adjustment for non-financial risk caused by the release of risk before the transition date.
Calendar year cash flows were attributed to issue years using allocation keys that were appropriate for the cash flow types, based on available information (for example, account value, and for excess claims paid, the net amount at risk). In estimating the change in the risk adjustment for non-financial
risk prior to the transition date, the projected risk adjustment pattern for newly issued cohorts of similar products were deemed an appropriate proxy for previous years.
The amount released for services provided prior to transition was determined by multiplying the adjusted total contractual service margin by the ratio of the coverage units served prior to transition and the total coverage units expected to be provided over the lifetime of the group of contracts.
Other Comprehensive Income
Under IFRS 17, Aegon has elected to disaggregate the insurance finance income or expenses between profit or loss and OCI for certain groups of contracts without direct participating features that are issued in the Americas and Asia. The balance recognized in OCI has been determined retrospectively where possible, or alternatively, has been set to nil at the transition date. The latter applies, for example, to the fixed deferred annuities, indexed universal life and other life insurance products with indirect participating features issued in the Americas.
Aegon also no longer applies shadow accounting which, ignoring the impact of any reclassifications of investments discussed below, has had a positive impact on the carrying amount of revaluation reserves presented in OCI.
2.1.4 IFRS 9 Financial instruments
Aegon has adopted IFRS 9 as issued by the IASB in July 2014, with a date of initial application of January 1, 2023 and a transition date of January 1, 2022. Aegon did not early adopt IFRS 9 in previous periods.
a) Changes compared to previous accounting policies
The adoption of IFRS 9 resulted in changes in Aegon’s accounting policies for recognition, classification and measurement of financial assets and financial liabilities, impairment of financial assets and hedge accounting.
Classification and Measurement
Under IAS 39, financial assets were classified as
“Available-For-Sale”
(AFS), “Loans and Receivables” (L&R) or as held at “Fair Value Through Profit or Loss” (FVPL). The following financial assets were measured at FVPL: financial assets held for trading, financial assets managed on a fair value basis and financial assets containing an embedded derivative that is not closely related and that cannot be reliably bifurcated. In addition, in certain instances Aegon designated financial assets to this category when by doing so a potential accounting mismatch in the financial statements is eliminated or significantly reduced.
Under IFRS 9, classification and measurement differ for debt instruments and equity instruments.
Debt instruments are those instruments that meet the definition of a financial liability from the issuer’s perspective, such as mortgage loans, private loans, and government and corporate bonds. Aegon classifies its debt instruments into one of the following three IFRS 9 measurement categories, based on its business model for managing the asset, the asset’s cash flow

Annual Report on Form 20-F 2023 | 139

About Aegon Governance and risk management Financial information Sustainability information characteristics, and Aegon’s intent to designate the asset at FVPL to eliminate or significantly reduce an accounting mismatch or recognition inconsistency:

∎	Amortized cost (“AC”): Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest (“SPPI”), and that are not designated at FVPL, are measured at amortized cost. The carrying amount of these assets is adjusted by any Expected Credit Loss (“ECL”) allowance recognized.

∎	Fair value through other comprehensive income (“FVOCI”): Financial assets that are held for collection of contractual cash flows and for selling the assets, where the assets’ cash flows represent solely payments of principal and interest, and that are not designated at FVPL, are measured at FVOCI.

∎	Fair value through profit or loss (“FVPL”): Assets that do not meet the criteria for amortized cost or FVOCI are measured mandatorily at fair value through profit or loss.
Equity instruments are instruments that meet the definition of equity from the issuer’s perspective, such as basic ordinary shares. On initial recognition, IFRS 9 allows Aegon to make an irrevocable election to present changes in the fair value of equity investment in OCI or profit or loss. In both cases, the equity instruments are not subject to impairment under Expected Credit Loss model.
Financial liabilities are to be classified as subsequently measured at amortized cost, except financial liabilities measured at fair value through profit or loss, financial liabilities arising from the transfer of financial assets which did not qualify for derecognition, and financial guarantee contracts and loan commitments.
Impairment allowance
The IAS 39 impairment methodology was based on an “incurred loss” model, which means that an allowance was determined when an instrument was deemed credit impaired. The allowance for instruments that are credit impaired will generally align with the Stage 3 category of IFRS 9. However, within the expected loss framework of IFRS 9 the entire portfolio of financial instruments will be assigned an impairment allowance through the additions of the
12-month
ECL category (stage 1) and the Lifetime ECL
Non-credit-impaired
(Stage 2), generally leading to increases in the overall allowances.
Hedge accounting
Aegon has elected to adopt the new hedge accounting model in IFRS 9. This requires the Group to ensure that hedging relationships are aligned with its risk management objectives and strategy and to apply a more qualitative and forward-looking approach to assessing hedge effectiveness.
Aegon has elected to continue to apply hedge accounting requirements for macro fair value hedges of IAS 39 on adoption of IFRS 9. As such, fair value hedge accounting for portfolio hedges of interest rate risk (macro hedging) under the EU “carve out” of IFRS is applied.
b) IFRS 9 Transition
Any adjustments to the carrying amounts of financial assets and liabilities at the date of transition were recognized in the opening retained earnings and other reserves of the initial recognition period, January 1, 2022.

 140  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 2

Classification and Measurement
On transition to IFRS 9, Aegon performed a detailed analysis of its business models for managing financial assets and analysis of their cash flow characteristics. Furthermore some AC and FVOCI financial assets have been designated as FVPL to reduce the accounting mismatch between assets and liabilities.
The transition to IFRS 9 impacted the classification and measurement of financial assets.
The measurement category and the carrying amount of financial assets and liabilities in accordance with IAS 39 and IFRS 9 at January 1, 2022 and January 1, 2023 are detailed in the table below by type of instrument, together with a reconciliation of the carrying amounts of financial instruments, from their previous measurement category in accordance with IAS 39 to their new measurement categories upon transition:

Reconciliation of financial instruments, January 1, 2023	IAS 39 category	IAS 39 amount	Reclassifi- cation	Remea- surement - ECL	Remea- surement - Other	IFRS 9 category 3)	IFRS 9 amount

Financial assets

Shares	FVPL	15,698	(193)	-	-	FVPL (d)	15,505

Shares	AFS		348	-	-	FVPL (m)	348

Shares		195	(186)	-	-	FVOCI (d)	10

Debt securities	AFS	53,093	(1,486)	-	-	FVOCI	51,607

Debt securities	FVPL	6,248	(5,449)	-	-	FVPL (m)	799

Debt securities			6,935	-	-	FVPL (d)	6,935

Money market and other short-term investments	AFS	5,514	(2,938)	-	-	FVOCI	2,576

Money market and other short-term investments	FVPL	1,362	1,514	-	-	FVPL (m)	2,876

Money market and other short-term investments			1,429	-	-	FVPL (d)	1,429

Loans	L&R	12,511	(2,095)	(12)	4	AC	10,408

Deposits with financial institutions	L&R	45	-	-	-	AC	45

Deposits with financial institutions	FVPL	2,360	-	-	-	FVPL (d)	2,360

Unconsolidated investment funds	FVPL	154,741	-	-	-	FVPL (d)	154,741

Other investments	FVPL	3,722	(3,190)	-	-	FVPL (d)	532

Other investments	AFS		4,056			FVPL (m)	4,056

Other investments		840	(810)	-	-	FVOCI	31

IAS 39 / IFRS 9 Investments 1)		256,328	(2,065)	(12)	4		254,257

Cash and cash equivalents	L&R	3,407	(4)	-	-	AC	3,402

Other financial assets and receivables 2)	L&R	9,722	(1,050)	-	-	AC	8,671

Derivatives	FVPL	2,760	11	-	-	FVPL (m)	2,771

Total financial assets		272,217	(3,108)	(12)	4		269,102

Financial liabilities:

Investment contracts	AC	10,485	(888)	-	-	AC	9,597

Investment contracts	FVPL	55,254	376	-	-	FVPL (d)	55,631

Investment contracts without discretionary participating features		65,739	(512)				65,227

Long-term borrowings and group loans	AC	4,051	-	-	-	AC	4,051

Derivatives	FVPL	6,094	(919)	-	-	FVPL (m)	5,175

Other liabilities	AC	10,785	(507)	-	-	AC	10,278

Total financial liabilities		86,668	(1,938)	-	-		84,730

1
Investments and other assets include financial assets and
non-financial
assets as well. Investments under IAS 39 comprises EUR 256,328 million financial assets as detailed in the table and EUR 502 million investments in real estates on December 31, 2023. Investments under IFRS 9 comprises EUR 254,257 million financial assets as detailed in the table and EUR 502 million investments in real estates on January 1, 2023.

2
Other assets and receivables under IAS 39 contains EUR 9,722 million other financial assets and receivables and EUR 482 million own used real estates and right of use assets on December 31, 2022. Other assets and receivables under IFRS 9 contains EUR 8,671 million other financial assets and receivables and EUR 482 million own used real estates and right of use assets on January 1, 2023

3	m: mandatorily; d: designated

Annual Report on Form 20-F 2023 | 141

About Aegon Governance and risk management Financial information Sustainability information

Reconciliation of financial instruments, January 1, 2022	IAS 39 category	IAS 39 amount	Reclassifi- cation	Remeasure- ment- ECL	Remeasure- ment - Other	IFRS 9 category 3)	IFRS 9 amount

Financial assets:

Shares	FVPL	31,203	(1,660)	-	-	FVPL (d)	29,543

Shares	AFS	-	1,912	-	-	FVPL (m)	1,912

Shares		350	(279)	-	-	FVOCI (d)	72

Debt securities	AFS	93,899	(22,925)	-	-	FVOCI	70,974

Debt securities	FVPL	23,117	(22,387)	-	-	FVPL (m)	730

Debt securities			45,312	-	-	FVPL (d)	45,312

Money market and other short-term investments	AFS	4,790	(2,289)	-	-	FVOCI	2,501

Money market and other short-term investments	FVPL	1,602	694	-	-	FVPL (m)	2,296

Money market and other short-term investments			1,624	-	-	FVPL (d)	1,624

Loans	L&R	46,770	(21,971)	(150)	110	AC	24,760

Loans			20,106	-	2,594	FVPL (d)	22,700

Deposits with financial institutions	L&R	52	-	-	-	AC	52

Deposits with financial institutions	FVPL	4,105	-	-	-	FVPL (d)	4,105

Unconsolidated investment funds	FVPL	191,950	-	-	-	FVPL (d)	191,950

Other investments	FVPL	6,893	(2,800)	-	-	FVPL (d)	4,093

Other investments			3,572	-	-	FVPL (m)	3,572

Other investments	AFS	844	(800)	-	-	FVOCI	44

IAS 39 / IFRS 9 Investments 1)		405,578	(1,891)	(150)	2,704		406,239

Cash and cash equivalents	L&R	6,889	(28)	-	-	AC	6,861

Other financial assets and receivables 2)	L&R	6,988	(963)	-	-	AC	6,025

Derivatives	FVPL	8,827	16	-	-	FVPL (m)	8,843

Total financial assets		428,281	(2,868)	(150)	2,704		427,967

Financial liabilities:

Investment contracts	AC	21,573	(899)	-	-	AC	20,674

Investment contracts	FVPL	71,242	448	-	-	FVPL (d)	71,690

Investment contracts without discretionary participating features		92,815	(451)	-	-		92,364

Long-term borrowings and group loans	AC	9,661	-	-	-	AC	9,661

Derivatives	FVPL	10,639	(3,501)	-	-	FVPL (m)	7,138

Other liabilities	AC	12,916	(1,033)	-	-	AC	11,883

Total financial liabilities		126,030	(4,985)	-	-		121,046

1
Investments and other assets include financial assets and
non-financial
assets as well. Investments under IAS 39 comprises EUR 405,578 million financial assets as detailed in the table and EUR 3,206 million investments in real estates on December 31, 2023. Investments under IFRS 9 comprises EUR 406,871 million financial assets as detailed in the table and EUR 3,206 million investments in real estates on January 1, 2023.

2
Other assets and receivables under IAS 39 contains EUR 6,988 million other financial assets and receivables and EUR 654 million own used real estates and right of use assets on December 31, 2022. Other assets and receivables under IFRS 9 contains EUR 6,025 million other financial assets and receivables and EUR 654 million own used real estates and right of use assets on January 1, 2023.

3	m: mandatorily; d: designated
The reclassification and remeasurement impacts from January 1, 2023 do not include the Netherlands, which is separately disclosed in note 45. Discontinued operations.
From January 1, 2023, EUR 3,108 million (January 1, 2022: EUR 2,868 million) has been reclassified out of financial assets, and EUR 1,938 million (January 1, 2022: EUR 4,985 million) has been reclassified out of financial liabilities which moved in scope of IFRS 17 and classified and measured as (re)insurance contracts from January 1, 2022. These reclassifications are mainly related to policy loans and previously bifurcated embedded derivatives.
Remeasurement impacts included the reversal of impairments of financial assets recognized under IAS 39 in amount of EUR 4 million (January 1, 2022: EUR 110 million) and the recognition of expected credit losses of EUR 12 million (January 1, 2022: EUR 150 million) in line with the impairment requirements of IFRS 9.
On January 1, 2022, an additional remeasurement gain of EUR 2,594 was the result of the designation of loans and receivables in the Netherlands (previously measured at amortized cost) to measurement at fair value through profit or loss. The corresponding difference in measurement on January 1, 2023 is presented in note 45. Discontinued operations.

 142  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 2

Impairment of financial assets
The following table reconciles the prior period’s closing impairment allowance measured in accordance with the IAS 39 incurred loss model to the new impairment allowance measured in accordance with the IFRS 9 expected loss model on January 1, 2022, and January 1, 2023.

Impairment / ECL reconciliation	Loss allowance under IAS 39 / Provision under IAS 37	Reclassifications	Remeasurements	ECL under IFRS 9

Measurement category

Loans and receivables (IAS 39) to Financial assets at amortized cost (IFRS 9)	(9)	2	(4)	(12)

Available for sale financial instruments (IAS 39) to Financial assets at FVOCI (IFRS 9)	(374)	187	(89)	(276)

Total on January 1, 2023	(383)	189	(93)	(287)

Impairment / ECL reconciliation	Loss allowance under IAS 39 / Provision under IAS 37	Reclassifications	Remeasurements	ECL under IFRS 9

Measurement category

Loans and receivables (IAS 39) to Financial assets at amortized cost (IFRS 9)	(125)	6	(31)	(150)

Available for sale financial instruments (IAS 39) to Financial assets at FVOCI (IFRS 9)	(376)	190	(33)	(219)

Total on January 1, 2022	(501)	196	(63)	(369)
2.1.5 Future adoption of new IFRS accounting standards and amendments
The following standards and amendments to existing standards, published prior to January 1, 2024, were not early adopted by the Group, but will be applied in future years:

∎	Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (issued on 15 August 2023)

∎	Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: Supplier Finance Arrangements (Issued on 25 May 2023)

∎	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current (Issued on 23 January 2020)

∎	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current - Deferral of effective date (Issued on 15 July 2020)

∎	Amendments to IAS 1 Presentation of Financial Statements: Non-current liabilities with covenants (Issued on 31 October 2022)

∎	Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback (issued on 22 September 2022)
Amendments to IAS 21 have an effective date of January 1, 2025, the others became effective on January 1, 2024. These future amendments are not expected to have a material impact on the financial statements of Aegon.
2.2 Basis of consolidation
Subsidiaries
The consolidated financial statements include the financial information of Aegon Ltd. and its subsidiaries. Subsidiaries (including consolidated structured entities) are entities over which Aegon has control. Aegon controls an entity when Aegon is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The assessment of control is based on the substance of the relationship between the Group and the entity and, among other things, considers existing and potential voting rights that are substantive. For a right to be substantive, the holder must have the practical ability to exercise that right.
The subsidiary’s assets, liabilities and contingent liabilities are measured at fair value on the acquisition date and are subsequently accounted for in accordance with the Group’s accounting policies, which is consistent with IFRS. Intra-group transactions, including Aegon Ltd. shares held by subsidiaries, which are recognized as treasury shares in equity, are eliminated. Intra-group losses may indicate an impairment that requires recognition in the consolidated financial statements.
Non-controlling
interests are initially stated at their share in the fair value of the net assets on the acquisition date and subsequently adjusted for the non-controlling
share in changes in the subsidiary’s equity.

Annual Report on Form 20-F 2023 | 143

About Aegon Governance and risk management Financial information Sustainability information

The excess of the consideration paid to acquire the interest and the fair value of any interest already owned over the Group’s share in the net fair value of assets, liabilities and contingent liabilities acquired is recognized as goodwill. Negative goodwill is recognized directly in the income statement. If the fair value of the assets, liabilities and contingent liabilities acquired in the business combination has been determined provisionally, adjustments to these values resulting from the emergence of new evidence within 12 months after the acquisition date are made against goodwill. Aegon recognized contingent considerations either as provision or as financial liability depending on the characteristics. Any contingent consideration payable is recognized at fair value at the acquisition date. If the contingent consideration is classified as equity, it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes to the fair value of the contingent consideration are recognized in the income statement.
The identifiable assets, liabilities and contingent liabilities are stated at fair value when control is obtained.
Subsidiaries are deconsolidated when control ceases to exist. Any difference between the net proceeds plus the fair value of any retained interest and the carrying amount of the subsidiary including non-controlling
interests is recognized in the income statement.
Transactions with
non-controlling
interests
Transactions with
non-controlling
interests are accounted for as transactions with owners. Therefore, disposals to non-controlling
interests and acquisitions from
non-controlling
interests not resulting in losing or gaining control of the subsidiary are recorded in equity. Any difference between consideration paid or received and the proportionate share in net assets is accounted for in equity attributable to shareholders of Aegon Ltd.
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
In determining whether Aegon has power over an investment fund all facts and circumstances are considered, including the following:

∎	Control structure of the asset manager (i.e. whether an Aegon subsidiary);

∎	The investment constraints posed by investment mandate;

∎	Legal rights held by the policyholder to the separate assets in the investment vehicle (e.g. policyholders could have the voting rights related to these investments);

∎	The governance structure, such as an independent Board of Directors, representing the policyholders, which has substantive rights (e.g. to elect or remove the asset manager); and

∎	Rights held by other parties (e.g. voting rights of policyholders that are substantive or not).
Exposure or rights to variability of returns can be the result of, for example:
∎	General account investment of Aegon;

∎	Aegon’s investments held for policyholder;

∎	Guarantees provided by Aegon on return of policyholders in specific investment vehicles;

∎	Fees dependent on fund value (including, but not limited to, asset management fees); and

∎	Fees dependent on performance of the fund (including, but not limited to, performance fees).
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

 144  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 2

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
Equity instruments issued by the Group that are held by investment funds are eliminated on consolidation. However, the elimination is reflected in equity and not in the measurement of the related financial liabilities toward policyholders or other third parties.
Structured entities
A structured entity is defined in IFRS 12 as “An entity that has been designed so that voting rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.” In these instances the tests and indicators to assess control provided by IFRS 10 have more focus on the purpose and design of the investee (with relation to the relevant activities that most significantly affect the structured entity) and the exposure to variable returns, which for structured entities lies in interests through for example derivatives, and will not be focused on entities that are controlled by voting rights.
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
Upon classification as held for sale, the carrying amount of the disposal group (or group of assets) is compared to their fair value less cost to sell. If the fair value less cost to sell is lower than the carrying value, this expected loss is recognized through a reduction of the carrying value of any goodwill related to the disposal group or the carrying value of certain other non-current,
non-financial
assets to the extent that the carrying value of those assets exceeds their fair value. Any excess of the expected loss over the reduction of the carrying amount of these relevant assets is not recognized upon classification as held for sale but is recognized as part of the result on disposal if and when a divestment transaction occurs.
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

Annual Report on Form 20-F 2023 | 145

About Aegon Governance and risk management Financial information Sustainability information

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
Insurance contracts and investment contracts with discretionary participating features are monetary items. Exchange differences on changes in the carrying amount of groups of insurance contracts are recognized in the income statement, unless they relate to changes in the carrying amount of the groups of insurance contracts included in other comprehensive income, in which case that are included in other comprehensive income.
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
2.5 Offsetting of assets and liabilities
Financial assets and liabilities are offset in the statement of financial position when the Group has a legally enforceable right to offset and has the intention to settle the asset and liability on a net basis or simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency, or bankruptcy of the Company or the counterpart.
2.6 Insurance contracts
a) Scope
Insurance contracts are contracts under which the Group accepts a significant risk – other than a financial risk – from a policyholder by agreeing to compensate the beneficiary on the occurrence of an uncertain future event by which he or she will be adversely affected. Significant insurance risk is determined on a present-value basis, where at least one scenario with commercial substance can be identified in which the Group has to pay significant additional benefits to the policyholder or his or her beneficiaries.
Contracts that do not meet the definition of insurance contracts are accounted for as financial instruments or as service contracts, depending on the nature of the agreement.
Insurance contracts include products that provide policyholders with the option to take out insurance coverage at predetermined prices, provided this option is shown to have commercial substance.
b) Combining a set or series of insurance contracts
Aegon accounts for a set or series of insurance contracts together as if they were issued as one contract, where this reflects the substance of the transaction. This may, for example, be the case if the insurance contracts are negotiated as a package with a single commercial objective and the measurement of the contracts is highly interrelated.

 146  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 2

c) Separating components from insurance contracts
At inception, the following components are separated from an insurance contract and accounted for as if they were standalone financial instruments:

∎	Embedded derivatives whose economic characteristics and risks are not closely related to those of the host contract, and whose terms would not meet the definition of an insurance contract as a standalone instrument; and

∎	Investment components (i.e. amounts that an insurance contract requires Aegon to repay to a policyholder, even if the insured event does not occur) that are distinct. In other words, investment components that:

∎	Do not meet the definition of an investment contract with discretionary participation features;

∎	Are not highly interrelated with the insurance component; and

∎	For which contracts with equivalent terms are sold, or could be sold, separately in the same market or jurisdiction.
Promises to transfer to a policyholder distinct goods or services other than insurance contract services, are also separated from the host contract and accounted for as a service contract.
Aegon has not identified any components of the insurance contracts recognized at the balance sheet date that require separation when publishing these financial statements.
d) Level of aggregation
Insurance contracts are grouped together for measurement and income recognition purposes. The groups are established at initial recognition and are not reassessed subsequently.
Portfolios
Aegon classifies contracts as belonging to one portfolio, when they are subject to similar risks and are managed together.
When identifying similar risks, Aegon considers all insurance and financial risks that are transferred from the policyholder to the Group. This does not include lapse risk or expense risk, as these are not risks that a policyholder transfers to an insurer. Generally, contracts in the same product line are included within the same portfolio if they are managed together, and contracts in different product lines with dissimilar risks are included in different portfolios.
To be grouped together, contracts must be managed together from the perspective of either the management of Aegon Ltd. or the management of its operating segments. Information that is used to assess how risks are managed includes Aegon’s internal management reporting, as well as asset-liability management and asset allocation strategies.
Groups
Contracts within a portfolio are segregated into:

∎	Groups of insurance contracts that are onerous at initial recognition.

∎	Groups of insurance contracts that are not onerous at initial recognition, subdivided into:

∎	Groups of insurance contracts that have no significant possibility of becoming onerous subsequently; and

∎	A group of remaining contracts in the portfolio, if any.
Aegon uses two approaches to identify groups of contracts. The first approach consists of a bottom-up
assessment, in which contracts are grouped together on a
contract-by-contract
basis by considering the expected profitability of each contract. Alternatively, the grouping assessment can be completed at a higher level of aggregation if, based on reasonable and supportable information, Aegon concludes that a set of contracts will, by definition, all be in the same group.
Both approaches involve qualitative factors, quantitative factors, or a combination of both, for example product pricing, assumption setting reviews, key performance indicators (such as market-consistent value of the new business and expected loss ratios) and asset liability management and hedging strategies.
In assessing whether a profitable group of contracts could subsequently become onerous, Aegon considers the size of the estimated profit at inception and its sensitivity to changes in the underlying assumptions. Typically, Aegon would expect that any insurance contract could become lossmaking if the insured event occurs. Nonetheless, there may be indicators based on which Aegon concludes that a group of contracts has no significant possibility of subsequently becoming onerous. For example, there may be pricing information demonstrating that products are sold at very favorable premiums due to specific market conditions (e.g. niche markets) or a product may contain embedded guarantees that are strongly out of the money.

Annual Report on Form 20-F 2023 | 147

About Aegon Governance and risk management Financial information Sustainability information

If contracts within a portfolio would fall into different groups only because law or regulation specifically constrains Aegon’s practical ability to set a different price or level of benefits for policyholders with different characteristics, the contracts are included in the same group.
Cohorts
Aegon follows a quarterly reporting frequency on a
locked-in
period-to-date
basis, as opposed to a
year-to-date
basis, and therefore groups contracts into quarterly cohorts. New contracts issued in the same quarter and belonging to the same group will be measured together. After the quarter end, the cohort is closed, and the cohort will be treated as “in force” in the subsequent quarterly reporting periods.
e) Recognition
A group of insurance contracts is recognized from the earliest of the following dates: the beginning of the coverage period, the date when the first payment from a policyholder in the group of insurance contracts becomes due, and the date when the group of insurance contracts becomes onerous.
f) Insurance acquisition cashflows
Insurance acquisition cash flows arise from selling, underwriting and starting a group of insurance contracts. They comprise not only the incremental costs of originating insurance contracts but also other (in)direct costs and include cash flows relating to both successful and unsuccessful acquisition efforts.
Insurance acquisition cash flows must be directly attributable to a portfolio of contracts. At initial recognition, Aegon allocates them to groups of contracts as follows:

∎	Insurance acquisition cash flows that can be directly attributable to a specific group of insurance contracts (e.g. acquisition commissions) are allocated to that group, as well as to groups that are expected to include the renewals of those contracts.

∎	Insurance acquisition cash flows that are directly attributable to a portfolio of insurance contracts, other than those in described in the above bullet, are allocated to the groups of contracts in the portfolio on a systematic and rational basis.
g) Insurance contract types
For presentation and analysis purposes, Aegon distinguishes between life and non-life
insurance contracts. Life insurance contracts comprise insurance contracts for which the primary insured risk is life contingent, as well as long term care insurance products in the Americas.
Non-life
insurance contracts include fire insurance, motor insurance, general liability insurance, and disability and sickness insurance.
For measurement and income recognition purposes, Aegon distinguishes between insurance contracts with and without direct participating features. Contracts are classified at the initial recognition date and not subsequently reassessed. Aegon’s non-life
business consists entirely of insurance contracts without direct participating features, while Aegon’s life insurance business includes both types of insurance contracts.
While the initial measurement of both types of insurance contracts is the same, the subsequent accounting differs. The Variable Fee Approach is applied to life insurance contracts with direct participating features. Other life and non-life
insurance contracts are accounted for under the General Measurement Model, unless Aegon has elected to apply the Premium Allocation Approach to groups of these contracts.
Insurance contracts with direct participating features
Insurance contracts with direct participating features are defined as life insurance contracts for which, at inception:

∎	The contractual terms specify that the policyholder participates in a share of a clearly identified pool of underlying items;

∎	Aegon expects to pay to the policyholder an amount equal to a substantial share of the fair value returns on the underlying items, and

∎	Aegon expects a substantial proportion of any change in the amounts to be paid to the policyholder to vary with the change in fair value of the underlying items.
Insurance contracts with direct participating features provide both insurance services and investment-related services. They are viewed as creating an obligation to pay policyholders an amount that is equal to the fair value of the underlying items, less a variable fee for future services. The variable fee reflects the unrealized gain or loss that Aegon expects to make on the contract. It comprises Aegon’s share in the fair value of the underlying items less the fulfillment cash flows that do not vary based on the returns on underlying items, such as expense cash flows and the cost of financial guarantees.

 148  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 2

A pool of underlying items can comprise any items, for example a reference portfolio of assets, a pool of funds, the net assets of an Aegon group company or a specified subset of the net assets of the entity. In determining whether the pool has been clearly identified to the policyholder, Aegon considers all contractual terms and conditions as well as other policyholder communications. Aegon does not need to hold the identified pool of underlying items for a product to qualify as an insurance contract with direct participating features, nor does the existence of Aegon’s discretion to vary the amounts paid to the policyholder preclude qualification. However, the link between policyholder benefits and underlying items must be enforceable and Aegon must not have the ability to change the underlying items with retrospective effect.
Once the presence of a clearly identified pool of underlying items has been established, Aegon uses a methodology for product classification that builds on a two-step
approach with an initial assessment based on product characteristics, followed by a quantitative assessment where the former is not conclusive.

∎	The initial assessment based on product characteristics is performed using multiple qualitative indicators. For example, Aegon considers whether a contract includes substantial contractual profit-sharing rates and the degree to which these can subsequently be reset. It also considers the extent to which asset management fees and other charges are commensurate with the services provided and in line with market terms, and whether a product guarantees a minimum return on investment.

∎	If the qualitative step is not conclusive on its own, the product undergoes quantitative analysis. Different calculation methods are used, depending on the product characteristics and the market conditions at the inception of the contract.

∎	The policyholder’s share in the fair value returns is assessed by comparing the expected total return on the underlying items, net of the asset management fees, with the expected payments to the policyholder that are based on those underlying items. Variable fees and charges that cover multiple services are split into an insurance component and investment management component, with only the latter being deducted from total returns. As a critical judgment, the threshold for a substantial share of the fair value returns is in the range of 50% (or higher).

∎	The assessment of the variability in policyholder benefits often requires the use of probability-weighted models, factoring all scenarios where returns are impacted by the allocation of clearly identifiable assets, variable fees and guarantees.
The determination of one scenario where there is no variability does not automatically disqualify a product for the variable fee approach but is assessed together with the scenarios in which the guarantee is not in-the-money
at the expected termination date of the contract.
Examples of insurance contracts with direct participating features include unit-linked contracts issued by Aegon UK, and variable annuities issued in the Americas.
Insurance contracts without direct participating features
A product is considered to provide an investment-return service if, and only if, the following apply:

∎	The contract contains a non-distinct investment component or the policyholder has a right to withdraw an amount under the policy;

∎	Aegon expects that this amount will include an investment return; and

∎	Aegon expects to perform investment activity to generate that investment return.
Insurance contracts without direct participating features include all non-life
insurance products issued by Aegon, as well as term insurance, fixed annuities, long term care insurance contracts, and
US-style
universal life products issued in the Americas and Asia.
h) Initial measurement
On initial recognition, Aegon measures a group of contracts at a risk-adjusted, current and probability-weighted estimate of the present value of the future cash flows (“fulfillment cash flows”) plus or minus the unearned profit on the group of contracts (“contractual service margin”).
Fulfilment cash flows
The fulfillment cash flows comprise:

∎	Estimates of future cash flows that are within the contract boundary;

∎	An adjustment to reflect time value of money and the financial risks related to future cash flows, to the extent that the financial risks are not included in the estimates of future cash flows and

∎	A risk adjustment for non-financial risk.
The fulfillment cash flows reflect Aegon’s view of the current condition at the reporting date, consistent with observable market prices and considering all contractual terms and conditions with commercial substance that are within the contract boundary.

Annual Report on Form 20-F 2023 | 149

About Aegon Governance and risk management Financial information Sustainability information

Future changes in legislation that would change or discharge a present obligation or create new obligations under existing contracts, are only considered when the legislation is substantively enacted.
The methods used to calculate the fulfillment cash flows and the process to estimate the inputs to those methods are discussed in note 29.3.
Contract boundary
Cash flows are within the boundary of an insurance contract if they arise from rights and obligations that exist during the period in which Aegon can either compel the policyholder to pay premiums or has a substantive obligation to provide insurance contract services to the policyholder.
A substantive obligation to provide insurance contract services ends when:

∎	Aegon has the practical ability to reassess the risks of a particular policyholder, and as a result, can set a price or level of benefits that fully reflects those risks; or

∎	Both of the following apply:

∎	Aegon has the practical ability to reassess the risks of the portfolio that contains the contract and can set a price or level of benefits that fully reflects the risks of that portfolio; and

∎	The pricing of the premiums up to the date when the risks are reassessed, does not take into account any risks that relate to periods after the reassessment date.
In determining whether a contract can be repriced, all insurance and financial risks that are transferred from the policyholder to Aegon are considered. Risks that result from the contract itself, such as expense risk or lapse risk, are ignored. If Aegon provides investment-related services to insurance policyholders, the ability to reprice the fees or charges for these services to prevailing rates is also considered in setting the contract boundary.
In some jurisdictions, regulatory requirements limit Aegon’s ability to fully reprice contracts on renewal and are therefore relevant when setting the contract boundary. Regulatory price caps that apply equally to existing and new policyholders do not extend the contract boundary, because they do not result in a valuable policyholder renewal option.
Some contracts that have a long contract boundary based on long-term guaranteed benefits, also include policyholder options that can be repriced. For example, the contract may allow the policyholder to take out additional insurance coverage at current market rates at the time of uptake. While the policyholder option can be repriced, Aegon cannot reprice or reassess the benefits of the entire policy. Therefore, the policyholder option is considered within the long contract boundary of the host contract, provided it can reasonably be expected to be utilized.
Contract boundaries are based on current facts and circumstances and may therefore change over time.
Contractual service margin
The contractual service margin represents the unearned profit Aegon will recognize as it provides insurance contract services in the future. On initial recognition of a group of non-onerous
insurance contracts, it is measured at an amount that ensures that no income arises from:

∎	The initial recognition of the fulfillment cash flows;

∎	Any cash flows arising from the contracts in the group at that date; and

∎	The derecognition of any asset for insurance acquisition cash flows and any other asset or liability previously recognized for cash flows related to the group of contracts.
For onerous insurance contracts, the calculation above results in a loss that is recognized in the income statement immediately and for which a corresponding loss component is established as part of the insurance liabilities. More information on the loss component is provided in section j) of this note.
i) Subsequent measurement
The carrying amount of a group of insurance contracts at the end of each reporting period is the sum of the liability for remaining coverage and the liability for incurred claims. The liability for remaining coverage comprises the fulfillment cash flows related to future service allocated to that group and the contractual service margin of the group. The liability for incurred claims comprises the fulfillment cash flows related to past service allocated to the group. Cash flows that remain subject to insurance risk after the occurrence of the insured event are included in the liability for remaining coverage.

 150  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 2

The fulfillment cash flows are remeasured at each reporting date to reflect current estimates. The measurement of the contractual service margin differs for contracts with and without direct participating features and is described below.
Some changes in the contractual service margin are offset by changes in the fulfillment cash flows, resulting in no change in the total carrying amount of the liability for remaining coverage. To the extent that changes in the contractual service margin and changes in the fulfillment cash flows do not offset, income or expenses are recognized.
Insurance contracts without direct participating features (general measurement model)
For a group of insurance contracts without direct participating features, the carrying amount of the contractual service margin at the end of each reporting period is the carrying amount at the start of the period, adjusted for:

∎	The effect of any new contracts added to the group;

∎	Interest accreted on the carrying amount of the contractual service margin during the period;

∎	Changes in the fulfillment cash flows that relate to future services, except to the extent that:

∎	Such increases in the fulfillment cash flows exceed the carrying amount of the contractual service margin, giving rise to a loss, or

∎	Such decreases in the fulfillment cash flows are allocated to the loss component.

∎	The effect of any currency exchange differences on the contractual service margin; and

∎	The amount recognized as insurance revenue because of the insurance contract services provided in the period.
Interest accretion
Aegon accretes interest to the contractual service margin based on either the one-year
forward rate or
one-year
spot-rate, derived from the discount rate curve used to estimate the present value of future cash flows that do not vary based on the returns on any underlying items on initial recognition of the group of contracts.
The amount of interest is calculated on a time-weighted basis, allowing for the timing of the movements in the contractual service margin over the reporting period.
Changes in fulfillment cash flows relating to future services
Changes in the fulfillment cash flows that relate to future services comprise:

∎	Experience adjustments arising from premiums received in the period that relate to future services and related cash flows, measured at the discount rates determined on initial recognition;

∎	Changes in estimates of the present value of future cash flows in the liability for remaining coverage (other than those that relate to the effects of the time value of the money and changes in financial risks), measured at the discount rates determined on initial recognition;

∎	Differences between any non-distinct investment component expected to become payable in the period and the actual non-distinct investment component that becomes payable in the period;

∎	Differences between any loan to a policyholder expected to become repayable in the period and the actual loan to a policyholder that becomes repayable in the period; and

∎	Changes in the risk adjustment for non-financial risk that relate to future services.
The change in fulfillment cash flows that relates to future service is calculated using discount rates derived from the discount rate curve used to determine the contractual service margin on initial recognition of the group of contracts.
Changes in discretionary cash flows are regarded as relating to future services, and accordingly, adjust the contractual service margin.
Changes in the contractual service margin recognized as insurance revenue
Part of the contractual service margin of a group of contracts is recognized as insurance revenue in each period to reflect the insurance contract services provided under the group of insurance contracts in that period. The amount of revenue is determined by allocating the contractual service margin remaining at the end of the reporting period equally to each coverage unit provided in the reporting period and expected to be provided in the future.
More information on the coverage units is provided in note 29.3.2.1.

Annual Report on Form 20-F 2023 | 151

About Aegon Governance and risk management Financial information Sustainability information

The numbers of coverage units in a group of contracts is determined by considering, for each contract, the quantity of the benefits provided and its expected coverage period. If a contract provides coverage for more than one insured event or if it provides additional investment-return services, the coverage unit reflects all material benefits.
The coverage period is defined as the period during which Aegon provides insurance coverage and/or investment services. The expected coverage period takes account of the expected survivorship of contracts and so considers expected lapses and deaths.
Aegon has defined coverage units that differ per product type to best reflect a product’s characteristics and the nature of the services provided to the policyholder. Insurance services are typically depicted by a metric that is based on the maximum amount that a policyholder would receive if the insured event were to occur, such as the total benefits amount or the death benefit amount. For investment-type services, coverage units are based on the total return that Aegon expects to provide the policyholder over the lifetime of the contract.
Aegon applies the following formula to determine the amount of contractual service margin to release in each reporting period:

Proportion of CSM released as insurance revenue =	A
[A + B]
Where:
A = coverage units provided in the period
B = present value of coverage units to be provided in the future
The coverage units provided in the period are determined as an average of the coverage units at the beginning and end of the quarterly reporting period. Future coverage units are discounted using rates locked-in
at the initial recognition of the group of contracts.
Insurance contracts with direct participating features (variable fee approach)
For the measurement of direct participating contracts, Aegon adjusts the fulfillment cash flows for changes in the obligation to pay policyholders an amount equal to the fair value of the underlying items. These changes do not relate to future services and are recognized in the profit or loss.
Aegon adjusts the carrying amount of the contractual service margin for each group of contracts to equal the carrying amount at the start of the reporting period adjusted for:

∎	The effect of any new contracts added to the group of contracts;

∎	The change in the amount of Aegon’s share of the fair value of the underlying items and changes in fulfillment cash flows relating to future services, except to the extent that:

∎	For groups of contracts, there is a policy of excluding from the contractual service margin changes in the impact of financial risk on its share of the underlying items (“risk mitigation”);

∎	The decrease in the amount of the group of contracts share of the fair value of the underlying items, or an increase in the fulfillment cash flows relating to future services, exceeds the carrying amount of the contractual service margin, giving rise to a loss in the income statement; or

∎	The increase in the amount of the group of contracts share of the fair value of the underlying items, or a decrease in the fulfillment cash flows relating to future services, is allocated to a loss component, reversing losses previously recognized in the income statement;

∎	The effect of any currency exchange differences on the contractual service margin; and

∎	The amount recognized as insurance revenue because of the insurance contract services provided in the period.
Changes in fulfillment cash flows relating to future services
Changes in Aegon’s share in the fair value of the underlying items, by definition, relates to future service and therefore adjusted the contractual service margin.
In addition to the fulfillment cash flows movements that have been defined in the general measurement model as relating to future services, the variable fee approach requires changes in fulfillment cash flows to be booked to the contractual service margin if they are the result of a change in the effect of the time value of money or financial risks not arising from the underlying items. Examples include the interest accrued to projected fixed benefits and expense cash flows, and the change in the value of financial guarantees.

 152  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 2

Changes in the contractual service margin recognized as insurance revenue
The policy on the recognition of revenue for insurance contracts with direct participating features is the same as under the general measurement model, except that references to “investment-return services” should be read as “investment-related services”.
Risk mitigation
For certain groups of contracts, Aegon has a documented risk management objective and strategy for mitigating financial risk arising from insurance contracts with participating features, using derivatives, reinsurance contracts held and other FVPL financial instruments. Risk mitigation involves the hedging of one or a combination of financial risks (e.g. interest rate, financial instrument price, currency exchange rate, index of prices or rates, inflation rate) and can cover multiple groups of contracts in different portfolios.
For these contracts, Aegon does not recognize the entire change in the amount of Aegon’s share of the fair value of the underlying items and changes in fulfillment cash flows relating to future services in the contractual service margin. Instead, the change in the hedged position is recognized as part of insurance finance expense in the income statement or in other comprehensive income.
Prior to the reporting period, Aegon demonstrates that an economic offset exists between the insurance contracts and the risk mitigating items (i.e. the values of both are generally expected to move in opposite directions because they respond in a similar way to the changes in the risk being mitigated), and demonstrates this is not dominated by credit risk. If these conditions cease to be met, risk mitigation accounting is discontinued. In this instance, any amounts previously recognized as insurance finance expense in the income statement or in other comprehensive income, are not adjusted.
j) Loss component
A group of insurance contracts can be onerous at inception, namely when the fulfillment cash flows allocated to the contract, any previously recognized insurance acquisition cash flows and any cash flows arising from the contract at the date of initial recognition in total are a net outflow. It can also become onerous at subsequent measurement due to unfavorable changes relating to future service in the fulfillment cash flows arising from changes in estimates of future cash flows and the risk adjustment for non-financial
risk allocated to the contractual service margin, or for contracts with direct participating features, due to a decrease in the amount of Aegon’s share of fair value of the underlying items.
When a group of insurance contracts becomes onerous, a loss component of the liability for remaining coverage for that group is established. Except for changes in non-financial
assumptions that are fully allocated to a loss component, all subsequent changes in the fulfillment cash flows of the liability for remaining coverage are allocated on a systematic basis between the loss component and the remaining liability for remaining coverage. No revenue is recognized for services allocated to the loss component, as Aegon has never received compensation from the policyholder for these.
Additional unfavorable changes in the fulfillment cash flows that exceed the contractual service margin are recognized in the income statement immediately. Favorable changes in the fulfillment cash flows are recognized in the income statement to the extent that they reverse the loss component, after which the contractual service margin is re-established.
k) Premium allocation approach
Aegon applies the premium allocation approach to certain groups of predominantly non-life
insurance contracts. These groups of contracts mostly include products with a coverage period of one year or less. The premium allocation approach is only applied to contracts with a longer coverage period if the Group expects that the resulting measurement would not differ materially from the result of applying the general measurement model.
Level of aggregation
Contracts to which the premium allocation approach is applied are grouped together using the same principles as described in paragraph (c) above, with the following modifications:

∎	Contracts to the premium allocation approach is applied, are assumed not to be onerous at inception, unless facts and circumstances indicate otherwise.

∎	Contracts to which the premium allocation approach are grouped together in annual cohorts, which is more aligned with the nature of the products.

Annual Report on Form 20-F 2023 | 153

About Aegon Governance and risk management Financial information Sustainability information

Acquisition costs
Insurance acquisition cashflows that relate to some (but not all) groups of contracts to which Aegon applies the premium allocation approach are expensed when incurred, provided the coverage period does not exceed 12 months.
Initial recognition and measurement
On initial recognition, Aegon measures the carrying amount of the liability for remaining coverage as premiums received at initial recognition, if any, plus or minus any amounts arising from the derecognition of other assets or liabilities previously recognized for cash flows related to the group of contracts.
Subsequent measurement, including loss component
The carrying amount of a group of insurance contracts at the end of each reporting period is the sum of the liability for remaining coverage and the liability for incurred claims.
The liability for remaining coverage is increased by any premiums received in the period and decreased by the amount recognized as insurance revenue for insurance contract service provided and any non-distinct
investment component paid or transferred to the liability for incurred claims. Given the time between providing each part of the coverage and the related premium, Aegon has chosen not to adjust the liability for remaining coverage to reflect the time-value of money and the effect of financial risk.
If at any time during the coverage period facts and circumstances indicate that a group of insurance contracts is onerous, Aegon calculates the difference between the carrying amount of the liability for remaining coverage and the fulfillment cash flow that relate to the remaining coverage of the group. In case this difference is negative, Aegon recognizes a loss in the income statement and increases the liability for remaining coverage.
Aegon recognizes the liability for incurred claims of a group of insurance contracts at the amount of the fulfillment cash flows relating to incurred claims. The fulfillment cash flows are discounted at current rates unless the cash flows are expected to be paid in one year or less from the date the claims are incurred.
l) Derecognition and contract modification
Aegon derecognizes a contract when it is extinguished (i.e. when the specified obligations in the contract expire or are discharged or cancelled).
On the derecognition of a contract from within a group of contracts:

∎	The fulfillment cash flows allocated to the group are adjusted to eliminate those that relate to the rights and obligations derecognized;

∎	The contractual service margin of the group is adjusted for the change in the fulfillment cash flows, except where such changes are allocated to a loss component; and

∎	The number of coverage units for the expected remaining insurance contract services is adjusted to reflect the coverage units derecognized from the group.
If a contract is derecognized because it is transferred to a third party, then the contractual service margin is also adjusted for the premium charged by the third party, unless the group is onerous.
A contract is also derecognized if its terms are modified in a such way that would have changed the accounting for the contract significantly had the new terms always existed, in which case a new contract based on the modified terms is recognized. In this instance, the contractual service margin of the group is adjusted for the premium that would have been charged had the Group entered into a contract with the new contract’s terms at the date of modification, less any additional premium charged for the modification. The new contract recognized is measured assuming that, at the end of modification, the issuer received the premium that it would have charged less any additional premium charged for the modification.
If a contract modification does not result in derecognition, Aegon treats the changes in cash flows caused by the modification as changes in estimates of fulfillment cash flows.

 154  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 2

m) Insurance contracts acquired in a portfolio transfer or business combination
Insurance contracts acquired in a business combination or portfolio transfer after the transition to IFRS 17 (January 1, 2022) are accounted for in accordance with Aegon’s accounting policy on insurance contracts, with the exception that both the inception date and the initial recognition date should be taken to refer to the acquisition date of the contracts.
When determining the initial measurement of a transferred portfolio, the consideration paid or received for the insurance contracts is taken as a proxy for the premiums paid. For insurance contracts acquired in a business combination, the fair value of the contracts is used as a proxy instead.
If a group of contracts acquired in a portfolio transfer is onerous, the loss is recognized in profit or loss at the acquisition date. If an onerous group of contracts is acquired in a business combination, the loss first adjusts the amount of goodwill and is recognized in profit or loss to the extent that the loss exceeds the amount of goodwill.
At the acquisition date, Aegon recognizes a separate asset for insurance acquisition cash flows at fair value for the rights to obtain:

∎	future renewals of contracts recognized at the acquisition date; and

∎	other future insurance contracts without paying again insurance acquisition cash flows that the acquiree has already paid.
2.7 Reinsurance contracts
Reinsurance contracts held are contracts entered into by Aegon in order to receive compensation for claims arising from one or more insurance contracts issued by the Group. Reinsurance contracts that do not transfer insurance risk are accounted for as financial instruments or as service contracts, depending on the nature of the agreement.
Aegon is not relieved of its legal liabilities when entering into reinsurance transactions. Therefore, the liabilities relating to the underlying insurance contracts will continue to be reported on the consolidated statement of financial position during the contractual term of the underlying contracts.
To the extent possible, the accounting model applied to reinsurance contracts held is consistent with that of the underlying insurance contracts. Differences will arise when underlying contracts have direct participating features, as the variable fee approach cannot be applied to reinsurance contracts held. Furthermore, reinsurance contracts with a coverage period exceeding 12 months may not be eligible for the premium allocation approach.
a) Separating components from insurance contracts
Similarly to the analysis for insurance contracts (see note 2.6), Aegon has assessed that its reinsurance contracts held do not include components that need to be separated for accounting purposes.
b) Level of aggregation
Reinsurance contracts are grouped for measurement and income recognition purposes, based on the similarity of risk, the manner in which the contracts are managed, the expected profitability of the contracts at inception, and the period in which the contracts are issued.
The process for dividing reinsurance contracts into groups is similar to that used for insurance contracts (note 2.6), except that references to “onerous contracts” should be replaced with a reference to “contracts on which there is a net gain on initial recognition”.
When grouping reinsurance contracts, Aegon considers the type of reinsurance cover received (e.g. yearly renewable term, stop loss, or coinsurance).
A group of reinsurance contracts can comprise a single contract, for example when the contracts are managed on an individual treaty basis.
c) Reinsurance contracts measured under the general measurement model
The Group applies the accounting policies disclosed in note 2.6 for insurance contracts without direct participating features to measure a group of reinsurance contracts held, albeit with the following modifications:

Annual Report on Form 20-F 2023 | 155

About Aegon Governance and risk management Financial information Sustainability information

Recognition
Aegon recognizes reinsurance contracts held at the earlier of the following:

∎	The beginning of the coverage period; or

∎	The date that an onerous group of underlying insurance contracts is recognized, if Aegon entered into the related reinsurance contract held at or before that date.
Notwithstanding the foregoing, Aegon delays the recognition of a group of reinsurance contracts held that provide proportionate coverage (e.g. coinsurance, modified coinsurance and yearly renewable treaties) until the date that any underlying insurance contract is initially recognized, if that date is later than the beginning of the coverage period of the group of reinsurance contracts held.
Initial measurement
Aegon estimates the present value of the future cash flows of the group of reinsurance contracts held, using assumptions that are consistent with those used to measure the underlying insurance contracts. The estimate includes an adjustment for the risk of non-performance
by the reinsurer, which is based on Aegon’s credit exposure, net of collateral, and the perceived counterparty default risk. More information on the methods used to calculate the fulfillment cash flows and the process to estimate the inputs to those methods is provided in notes 2.6 and 29.
The risk adjustment for
non-financial
risk is the amount of risk transferred by the Group to the reinsurer.
On initial recognition, the contractual service margin of a group of reinsurance contracts held represents a net cost or a net gain on purchasing reinsurance. It is measured as the equal and opposite amount of the total of the fulfillment cash flows, any derecognized assets for cash flows occurring before the recognition of the group, any cash flows arising from the contracts in the group at that date, and any income recognized in profit or loss for the recovery of losses recorded on initial recognition of onerous underlying contracts.
If the net cost on purchasing reinsurance coverage relates to insured events that occurred before the purchase of the group of reinsurance contracts, it is immediately expensed in the income statement.
Contract boundary
Cash flows are within the contract boundary of a reinsurance contract held if they arise from substantive rights and obligations that exist during the period in which Aegon is either compelled to pay amounts to the reinsurer or in which it has a substantive right to receive services from that reinsurer. A substantive right to receive services from a reinsurer ends when the reinsurer has the right to terminate coverage or when he has the practical ability to reassess the risks transferred by Aegon and can set a price or level of benefits that fully reflects those reassessed risks.
For treaties with open attaching periods, the cessions within the termination window (typically 90 days) are treated as a separate contract for accounting purposes. Cessions that take place after the termination window are treated as a new contract.
Contractual service margin
On initial recognition, the contractual service margin of a group of reinsurance contracts held represents a net cost or a net gain on purchasing reinsurance. It is measured as the equal and opposite amount of the total of the fulfillment cash flows, any derecognized assets for cash flows occurring before the recognition of the group, any cash flows arising from the contracts in the group at that date, and any income recognized in profit or loss for the recovery of losses recorded on initial recognition of onerous underlying contracts.
If the net cost on purchasing reinsurance coverage relates to insured events that occurred before the purchase of the group of reinsurance contracts, it is immediately expensed in the income statement.

 156  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 2

Subsequent measurement
The carrying amount of a group of reinsurance contracts held at each reporting date is the sum of the asset for remaining coverage and the asset for incurred claims. The asset for remaining coverage comprises: (i) the fulfillment cash flows that relate to services that will be received under the contracts in future periods; plus (ii) any remaining contractual service margin at that date. The asset for incurred claims comprises the fulfillment cash flows that relate to services received in the current and past period.
The fulfillment cash flows are remeasured at each reporting date to reflect current estimates.
The carrying amount of the contractual service margin at the end of each period is the carrying amount at the start of the period, adjusted for:

∎	The contractual service margin of any new contracts that are added to the group in the period;

∎	Interest accreted on the carrying amount of the contractual service margin during the period;

∎	Income recognized in profit or loss in the reporting period to coincide with the initial recognition of an onerous group of underlying insurance contracts or on addition of onerous contracts to that group;

∎	Reversals of a loss-recovery component to the extent those reversals are not changes in the fulfillment cash flows of the group of reinsurance contracts held;

∎	Changes in fulfillment cash flows, measured at discount rates at initial recognition, to the extent that the change relates to future services, except for the extent that:

∎	The change results from a change in fulfillment cash flows allocated to a group of underlying insurance contracts that does not adjust the contractual service margin of the group of underlying contracts;

∎	The change results from the remeasurement of the liability for remaining coverage of an onerous group of underlying contracts to which the premium allocation approach is applied;

∎	The effect of any currency exchange differences on the contractual service margin; and

∎	The amount recognized in the profit or loss because of the services received in the period.
The rate at which interest in accreted to the contractual service margin is determined at the initial inception date of the group of reinsurance contracts, in the same way as the interest accretion rates for insurance contracts without direct participating features.
Some changes in the contractual service margin are offset by changes in the fulfillment cash flows, resulting in no change in the total carrying amount of the asset for remaining coverage. To the extent that changes in the contractual service margin and changes in the fulfillment cash flows do not offset, income and expenses are recognized.
Changes in the fulfillment cash flows that result from changes in the risk of non-performance
by the issuer do not relate to future service and are recognized in the income statement immediately.
Loss recovery component
Aegon establishes a loss recovery component for a group of reinsurance contracts, when a change in the fulfillment cash flows that relates to future services does not adjust the contractual service margin. It reflects the income recognized in the income statement to offsets the reinsured loss reported on the underlying insurance contracts.
The adjusted amount, and resulting income, is determined by multiplying:

∎	The loss recognized on the group of underlying insurance contracts; and

∎	The recovery percentage, which is the percentage of claims on the group of underlying insurance contracts that Aegon expects to recover from the reinsurance contracts held.
The calculation of the recovery percentage is based on discounted claims and recovery amounts, using current discount rates. No allowance is made for reinsurance non-performance
risk, and any risk adjustment for
non-financial
risks is excluded from the calculation.
If an onerous group of insurance contracts is only partially reinsured, systematic and rational allocation methods are used to determine the portion of subsequent movements in the loss component that relates to insurance contracts covered by the group of reinsurance contracts held.

Annual Report on Form 20-F 2023 | 157

About Aegon Governance and risk management Financial information Sustainability information

d) Reinsurance contracts held measured under the premium allocation approach
Aegon applies the premium allocation approach to a group of reinsurance contracts held, if the approach is also applied to the underlying insurance contracts and:

∎	The coverage period of each reinsurance contract in the group is one year or less; or

∎	Aegon reasonably expects the resulting measurement will not differ materially from the results when applying the general measurement model.
If a loss recovery component is created for a group of reinsurance contracts measured under the premium allocation approach, Aegon adjusts the carrying amount of the asset for remaining coverage instead of adjusting the contractual service margin.
Please see note 2.6(k) for a description of the accounting policies concerning the premium allocation approach.
e) Derecognition and contract modification
Aegon applies the same accounting policies for derecognition and contract modifications to reinsurance contract held as to insurance contracts. Please see note 2.6(l).
2.8 Insurance revenue
Aegon recognizes insurance revenue as it provides services under groups of insurance contracts and under groups of contracts with discretionary participating features.
The total insurance revenue recognized over the duration of a group of contracts is equal to the amount of premiums received, adjusted for a financing effect and excluding any non-distinct
investment components. For contracts with direct participating features, it includes the variable fees that Aegon expects to receive. Reinstatement premiums are included in insurance revenue, when reinstatement is not mandatory under the terms of the contract but at the discretion of the policyholder. Ceding commissions paid by Aegon on inward reinsurance are deducted from insurance revenue, unless they are contingent on future claims.
The revenue recognized in the period represents the total of the changes in the liability for remaining coverage that relate to services for which the Group expects to receive compensation and includes:

∎	The release of contractual service margin for services provided in the period;

∎	Changes in the risk adjustments for non-financial risk that do not relate to future service, excluding amounts allocated to the loss component;

∎	The claims and other insurance service expenses expected to be incurred in the period, excluding amounts allocated to the loss component;

∎	Other amounts, such as experience adjustments for premium receipts that do not relate to future service and income tax that is specifically chargeable to the policyholder.
In addition, the insurance revenue recognized in the period includes an allocation of the portion of the premiums that are related to recovering insurance acquisition cash flows. The allocation is based on the passage of time, without interest accumulation. The same amount is also recognized as insurance service expenses (see note 2.9).
For insurance contracts to which the premium allocation approach is applied, insurance revenue is equal to the total premiums that are expected to be received for the services provided, excluding any non-distinct
investment component and adjusted to reflect the time value of money and the effect of financial risk, where applicable. Revenues are allocated to the periods of insurance contract services based on the passage of time.
2.9 Insurance service expenses
Insurance service expenses arise as Aegon provides coverage and other services under issued insurance contracts and investment contracts with discretionary participating features. It comprises

∎	The incurred claims, excluding repayments of non-distinct investment components, and other incurred insurance service expenses;

∎	Adjustments to the liabilities for incurred claims that do not arise from the effects of the time value of money, financial risk and changes therein;

∎	Amortization of insurance acquisition cash flows;

∎	Losses on onerous contracts and the reversals of such losses; and

∎	Impairment losses on assets for insurance acquisition cash flows and reversals of such impairment losses.

 158  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 2

2.10 Net income / (expenses) on reinsurance held
With the exception of reinsurance finance income, all other income and expenses from a group of reinsurance contracts are presented as a single amount.
Aegon recognizes an allocation of reinsurance premiums paid in profit or loss as it receives services under groups of reinsurance contracts. For contracts not measured under the premium allocation approach (PAA), the allocation of reinsurance premiums paid relating to services received for each period represents the total of the changes in the asset for remaining coverage that relate to services for which Aegon expects to pay consideration.
For contracts measured under the PAA, the allocation of reinsurance premiums paid for each period is the amount of expected premium payments for receiving services in that period.
2.11 Insurance finance expenses
Insurance finance expenses comprise the change in the carrying amount of the group of insurance contracts or reinsurance contracts arising from the effect of the time value of money and changes in the time value of money, as well as the effect of financial risk and changes in financial risk. It also includes the changes in the measurement of group of insurance contracts that are caused by changes in the value of underlying items (excluding additions and withdrawals).
For groups of contracts with direct participating features, insurance finance expenses exclude any changes that adjust the contractual service margin (See note 2.6). If a group of contracts with direct participating features becomes onerous due to changes in the time value of money or financial risk, the loss is recognized as insurance service expense rather than insurance finance expenses.
a) Defining financial risk
Financial risk can relate to one or more of a

∎	specified interest rate,

∎	financial instrument price,

∎	commodity price, currency exchange rate,

∎	index of prices or rates,

∎	credit rating or credit index, or

∎	other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract.
As an example of variables not specific to a party to the contract, assumptions about inflation are considered to relate to financial risk, to the extent that they are based on an index of prices or on prices of assets with inflation-linked returns. Assumptions about inflation that are based on Aegon’s own expectations of specific price changes, do not relate to financial risk and are considered to be actuarial assumptions.
For contracts with discretionary participating features, Aegon uses the basis on which, at inception, it expected to determine its commitment under the contract to distinguish between the effect of changes in assumptions that relate to financial risk on that commitment and the effect of discretionary changes to that commitment (which adjust the contractual service margin).
Aegon considers, per portfolio, whether the risk adjustment for financial risks should be disaggregated in an insurance service component and an insurance finance component, taking into account the extent to which the carrying amount of the is affected by changes in interest rate and other financial risks. At the current reporting date, the changes in the risk adjustment for non-financial
risk are fully attributed to insurance services.
b) Disaggregation of insurance finance expenses
Insurance finance expenses for the period are included in profit or loss, unless Aegon has chosen to apply the option to disaggregate these expenses between profit or loss and other comprehensive income. This option is set by insurance portfolio and applied consistently for all underlying groups of contracts. In assessing the appropriate accounting policy for a portfolio of insurance contracts, Aegon considers the investments and other assets that it holds for each portfolio and how it accounts for those assets.
Aegon disaggregates insurance finance expenses for insurance contracts without direct participating features issued in the United States, insurance contracts issued in Asia that are internally reinsured in the United States and certain life insurance products in Spain.

Annual Report on Form 20-F 2023 | 159

About Aegon Governance and risk management Financial information Sustainability information

The amount of insurance finance expenses included in profit or loss is determined by a systematic allocation of the expected total insurance finance income and expenses over the duration of the group of contracts, using the following rates:

∎	Discount rates determined at the date of initial recognition of the group of contracts;

∎	A rate that allocates the remaining revised expected finance income or expenses over the remaining duration of the group of contracts at a constant rate (expected yield approach); or

∎	For contracts that use a crediting rate to determine amounts due to the policyholders using an allocation that is based on the amounts credited in the period and expected to be credited in future periods (projected crediting rate approach).
The expected yield approach and projected crediting rate approach are applied to designated groups of contracts for which changes in financial assumptions have a substantial effect on the amounts paid by the policyholder (“indirect participating products”). Indirect participating products include variable annuity products that do not qualify for the variable fee approach due to minimum guarantees.
US-style
universal life contracts are not classified as indirect participating products because Aegon considers policyholder benefits to be insufficiently impacted by changes in financial assumptions.
In the United States, Aegon has elected to apply the projected crediting rate approach to indexed universal life and fixed indexed annuities. Other indirect participating contracts, such as variable universal life and fixed annuities, are accounted for under the expected yield approach.
2.12 Reinsurance finance income
Finance income related to reinsurance contracts held is presented separately in the income statement and OCI. They are not netted with the finance expenses related to insurance contracts issued.
2.13 Investment contracts
Contracts issued by the Group that do not transfer significant insurance risk but do transfer financial risk from the policyholder to the Group are accounted for as investment contracts. Investment contract liabilities are recognized when the contract is entered into and are derecognized when the contract expires, is discharged or is cancelled.
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
Recognition and measurement
The accounting for investment contracts with discretionary participating features is the same as insurance contracts, with the following exceptions:

∎	The date of initial recognition is the date that Aegon becomes party to the contract;

∎	Cash flows are within the contract boundary if they result from a substantive obligation of the entity to deliver cash at a present or future date. Aegon has no substantive obligation to deliver cash if it has the practical ability to set a price for the promise to deliver the cash that fully reflects the amount of cash promised and related risks; and

∎	The contractual service margin is recognized over the duration of the group of contracts in a systematic way that reflects the transfer of investment services under the contract.
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

 160  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 2

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
2.14 Financial assets and liabilities
2.14.1 Initial recognition and measurement
Financial assets and financial liabilities are recognized when Aegon becomes a party to the contractual provisions of the instrument and are classified for accounting purposes depending on the characteristics and the business model under which they were purchased.
At initial recognition, Aegon measures a financial asset at its fair value plus or minus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are incremental and directly attributable to the acquisition or issue of the financial asset or financial liability, such as fees and commissions. Immediately after initial recognition, an expected credit loss allowance (ECL) is recognized for financial assets measured at amortized cost and investments in debt instruments measured at fair value through other comprehensive income (FVOCI), as described in note 4.2.6 (Expected credit losses), which results in an accounting loss being recognized in profit or loss when an asset is newly originated.
When the fair value of financial assets and liabilities differs from the transaction price on initial recognition, Aegon recognizes the difference as follows:

∎	When the fair value is evidenced by a quoted price in an active market for an identical asset or liability (i.e. a Level 1 input) or based on a valuation technique that uses only data from observable markets, the difference is recognized as a gain or loss.

∎	In all other cases, the difference is deferred and the timing of recognition of deferred day one profit or loss is determined individually. It is either amortized over the life of the instrument, deferred until the instrument’s fair value can be determined using market observable inputs, or realized through settlement.
2.14.2 Classification and subsequent measurement of financial assets
Under IFRS 9, Aegon classifies its financial assets in the following measurement categories:

∎	Fair value through profit or loss (“FVPL”);

∎	Fair value through other comprehensive income (“FVOCI”); or

∎	Amortized cost (“AC”).
Aegon has classified the majority of its mortgage, consumer and private loan portfolios as measured at amortized cost, given that the cash flows on these contracts represent solely payment of principal and interest, and they fit the business model hold-to-collect.
Similarly, the majority of debt instruments held by most Aegon’s insurance entities are classified as FVOCI because they fit the business model of hold-to-collect
and sell, and their cash flows represent solely payment of principal and interest. However, the majority of financial assets within Aegon’s European insurance entities are designated on FVPL to minimize accounting mismatches. For a detailed breakdown of asset classes in measurement categories see note 19.1 Financial assets, excluding derivatives.
(a) Equity instruments
Equity instruments are instruments that meet the definition of equity from the issuer’s perspective; that is, instruments that do not contain a contractual obligation to pay and that evidence a residual interest in the issuer’s net assets. Examples of equity instruments include basic ordinary shares.
Under IFRS 9, equity investments do not qualify for amortized cost or FVOCI treatment because they would fail the contractual cash flow characteristics assessment (cash flows are typically declared dividends at the discretion of the issuer, instead of interest). Thus, equity investments would generally only qualify for FVPL treatment and not be subject to impairment under the Expected Credit Loss model.
However, IFRS 9 allows the entity to make an irrevocable election at initial recognition to present changes in the fair value of equity investment in OCI rather than profit or loss. The equity investments designated as FVOCI are not subject to impairment under the Expected Credit Loss model.

Annual Report on Form 20-F 2023 | 161

About Aegon Governance and risk management Financial information Sustainability information

When equity investments measured at FVOCI are disposed, the unrealized gains or losses, including the OCI resulting from foreign currency translation, will stay as a part of the equity and cannot be “recycled” into profit and loss. If applicable, dividends should be recognized in profit or loss with or without such election.
Gains and losses on equity investments at FVPL are included in the ‘Results from financial transactions’ line in the consolidated income statement.
(b) Debt instruments
Debt instruments are those instruments that meet the definition of a financial liability from the issuer’s perspective, such as mortgage loans, private loans, and government and corporate bonds.
Classification and subsequent measurement of debt instruments depend on:

∎	Aegon’s business model for managing the asset;

∎	The cash flow characteristics of the asset; and

∎	The designation at FVPL to eliminate or significantly reduce an accounting mismatch or recognition inconsistency.
Based on these factors, Aegon classifies its debt instruments into one of the following three measurement categories:

∎	Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest (“SPPI”), and that are not designated at FVPL, are measured at amortized cost. The carrying amount of these assets is adjusted by any expected credit loss allowance recognized (see note 4.2.6 Expected credit losses). Interest revenue from these financial assets is included in “Interest revenue on financial instruments calculated using the effective interest rate method”.

∎	Fair value through other comprehensive income (“FVOCI”): Financial assets that are held for collection of contractual cash flows and for selling the assets, where the assets’ cash flows represent solely payments of principal and interest, and that are not designated at FVPL, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses on the instrument’s amortized cost which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in “Net Investment result”. Interest revenue from these financial assets is included in “Interest revenue on financial instruments calculated using the effective interest rate method”.

∎	Fair value through profit or loss (“FVPL”): Assets that do not meet the criteria for amortized cost or FVOCI are measured mandatorily at fair value through profit or loss.
The Group has designated certain debt instruments as measured at FVPL because they relate to insurance contracts that are measured in a way that incorporates current information and all related insurance finance income and expenses are recognized in profit or loss, by which designation the Group eliminates accounting mismatches.
A gain or loss on a debt investment that is subsequently measured at FVPL and is not part of a hedging relationship is recognized in profit or loss and presented in the profit or loss statement within “Net trading income” in the period in which it arises, unless it arises from debt instruments that were designated at fair value or which are not held for trading, in which case they are presented separately in “Net investment result”. Interest revenue from these financial assets is included in “Interest revenue from financial instruments measured at FV”.
Business model
The Group determines its business model at the level that best reflects how it manages groups of financial assets to achieve its business objective. The Group’s business model is not assessed on an instrument-by-instrument
basis, but at a higher level of aggregated portfolios and is based on observable factors, such as:

∎	How the performance of the business model and the financial assets held within that business model are evaluated and reported to the Group’s senior management;

∎	The risks that affect the performance of the business model and the financial assets held within it. In particular, the way those risks are managed;

∎	How the Group management is compensated, i.e. whether the compensation is based on the fair value of the assets managed or on the contractual cash flows collected;

∎	The expected frequency, value and timing of sales are also important aspects of the Group’s assessment.

 162  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 2

The business model assessment is based on reasonably expected scenarios without taking “worst case” or “stress case” scenarios into account. If cash flows after initial recognition are realized in a way that is different from the Group’s original expectations, the Group does not change the classification of the remaining financial assets held in that business model but incorporates such information when assessing newly originated or newly purchased financial assets going forward.
Sales in themselves do not determine the business model and therefore cannot be considered in isolation. An entity must consider information about sales within the context of the reasons for those sales and the conditions that existed at that time as compared to current conditions.
Solely payment of principal and interest (“SPPI”)
Where the business model is to hold assets to collect contractual cash flows or to collect contractual cash flows and cash flows from the sale of the asset, Aegon assesses whether the financial instruments’ cash flows represent solely payments of principal and interest (the “SPPI test”). In making this assessment, Aegon considers whether the contractual cash flows are consistent with a basic lending arrangement i.e. interest includes only consideration for the time value of money, credit risk, other basic lending risks and a profit margin that is consistent with a basic lending arrangement. Where the contractual terms introduce exposure to risk or volatility that are inconsistent with a basic lending arrangement, the related financial asset is classified and measured at fair value through profit or loss.
Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest. Aegon reclassifies debt investments when and only when its business model for managing those assets changes. The reclassification takes place from the start of the first reporting period following the change. Such changes are expected to be very infrequent and none occurred during the period.
(c) Amortized cost and effective interest rate
The amortized cost of a debt instrument is the amount at which it is measured at initial recognition plus accrued interest minus principal repayments, plus or minus the cumulative amortization of any difference between the book value at initial recognition and the nominal amount and minus any allowance for impairment. The effective interest rate method is a method of calculating the amortized cost and of allocating the interest revenue or expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the debt instrument, or when appropriate, a shorter period to the net carrying amount of the instrument. When calculating the effective interest rate, all contractual terms are considered. Possible future credit losses are not taken into account. Charges and interest paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts are included in the calculation.
For purchased or originated credit-impaired (“POCI”) financial assets – assets that are credit-impaired (see definition in note 4.2.6 Expected credit losses) at initial recognition – Aegon calculates the credit-adjusted effective interest rate, which is calculated based on the amortized cost of the financial asset instead of its gross carrying amount and incorporates the impact of expected credit losses in estimated future cash flows.
For assets determined to be POCI, the general impairment model would not apply. Instead, impairment is determined based on lifetime expected credit loss (ECL) since the losses are reflected in the fair value at initial recognition. No separate loss allowance is recognized.
The effective interest rate for interest recognition throughout the life of the asset is a credit-adjusted effective interest rate (EIR) since lifetime ECL is already reflected in the estimated cash flows when calculating the effective interest rate on initial recognition.
On a regular basis, the Group assesses the estimate of cash flows made at acquisition of the POCI instrument. The assessment is performed by recalculating the gross carrying amount of the asset as the present value of the estimated future cash flows, discounted using the initial credit-adjusted effective interest rate. As a result of this assessment, in an instance where the payments received by the Group exceed or fall short of the initial cash flow estimate booked at acquisition, the gain is recorded directly in the P&L as impairment (losses) / reversals.
(d) Interest revenue
Interest revenue is calculated by applying the effective interest rate to the gross carrying amount of financial assets, except for:

∎	POCI financial assets, for which the original credit-adjusted effective interest rate is applied to the amortized cost of the financial asset.

Annual Report on Form 20-F 2023 | 163

About Aegon Governance and risk management Financial information Sustainability information

∎	Financial assets that are not POCI but have subsequently become credit-impaired (or “Stage 3”), for which interest revenue is calculated by applying the effective interest rate to their amortized cost (i.e. net of the expected credit loss provision). For the definition of “Stage 3”, see note 4.2.6 Expected credit losses.
IFRS 9 resulted in changes to IAS 1 for the presentation of Interest revenue for instruments calculated using the effective interest rate method. The revised presentation requires it be shown as a separate line item in the consolidated income statement. Interest revenue calculated using the effective interest rate relates to all financial assets, which are measured at amortized cost or FVOCI. Interest revenue on financial assets and financial liabilities that are measured at fair value through profit or loss are presented as “Interest revenue on financial instruments measured at FVPL”.
The new interest presentation was applied together with the other requirements of IFRS 9.
(e) Modification of financial assets
Aegon sometimes renegotiates or otherwise modifies the contractual cash flows of financial assets. When this happens, Aegon assesses whether or not the new terms are substantially different to the original terms. Aegon does this by considering, among other things, the following qualitative and quantitative factors:

∎	If the borrower is in financial difficulty, whether the modification merely reduces the contractual cash flows to amounts the borrower is expected to be able to pay.

∎	Whether any substantial new terms are introduced, such as a profit share/equity-based return that substantially affects the risk profile of the loan or equity conversion option.

∎	Significant extension of the loan term when the borrower is not in financial difficulty.

∎	Significant change in the interest rate.

∎	Change in the currency the loan is denominated in.

∎	Insertion of collateral, other security or credit enhancements that significantly affect the credit risk associated with the loan.

∎	Change in seniority or subordination.

∎	Any change in SPPI assessment of the asset.

∎	Significant change in the present value of the instrument.
If the terms are substantially different, Aegon derecognizes the original financial asset and recognizes a “new” asset at fair value and recalculates a new effective interest rate for the asset. The date of renegotiation is consequently considered to be the date of initial recognition for impairment calculation purposes, including for the purpose of determining whether a significant increase in credit risk has occurred. However, Aegon also assesses whether the new financial asset recognized is deemed to be credit-impaired at initial recognition, especially in circumstances where the renegotiation was driven by the debtor being unable to make the originally agreed payments. Differences in the carrying amount are also recognized in profit or loss as a gain or loss on derecognition (Results from financial transactions).
If the terms are not substantially different, the renegotiation or modification does not result in derecognition, and Aegon recalculates the gross carrying amount based on the revised cash flows of the financial asset and recognizes a modification gain or loss in profit or loss as result from financial transactions. The new gross carrying amount is recalculated by discounting the modified cash flows at the original effective interest rate (or credit-adjusted effective interest rate for purchased or originated credit-impaired financial assets).
The impact of modifications of financial assets on the expected credit loss calculation is discussed in note 4.2.6 Expected credit losses.
(f) Derecognition other than a modification of financial assets
A financial asset is derecognized when

∎	the contractual rights to the asset’s cash flows expire; and

∎	when Aegon retains the right to receive cash flows from the asset or has an obligation to pay received cash flows in full without delay to a third party; and

∎	either has transferred the asset and substantially all the risks and rewards of ownership, or has neither transferred nor retained all the risks and rewards but has transferred control of the asset.
Financial assets of which Aegon has neither transferred nor retained significantly all the risk and rewards are recognized to the extent of Aegon’s continuing involvement. If significantly all risks are retained, the assets are not derecognized.

 164  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 2

On derecognition, the difference between the disposal proceeds and the carrying amount is recognized in the income statement within results from financial transactions.
(g) Derivatives and hedge accounting
Definition of derivatives
Derivatives are financial instruments classified as held for trading assets of which the value changes in response to an underlying variable, which require little or no net initial investment and are settled at a future date.
Measurement of derivatives
Derivatives are initially recognized at fair value on the date on which the derivative contract is entered into and are subsequently remeasured at fair value. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.
Net fair value changes of derivatives are recognized in the income statement as result from financial transactions, unless the derivative has been designated as a hedging instrument in a cash flow hedge or a hedge of a net investment in a foreign operation. Fair value movements of fair value hedge instruments are offset by the fair value movements of the hedged item, and the resulting hedge ineffectiveness, if any, is included in result from financial transactions.
Embedded derivatives and hybrid contracts
Certain derivatives are embedded in hybrid contracts, such as the conversion option in a convertible bond. If the hybrid contract contains a host that is a financial asset, then the Group assesses the entire contract for classification and measurement purposes. Otherwise, the embedded derivatives are treated as separate derivatives when:

∎	Their economic characteristics and risks are not closely related to those of the host contract;

∎	A separate instrument with the same terms would meet the definition of a derivative; and

∎	The hybrid contract is not measured at fair value through profit or loss.
These embedded derivatives are separately accounted for at fair value, with changes in fair value recognized in the income statement as result from financial transactions, unless the Group chooses to designate the hybrid contracts at fair value through profit or loss.
Hedge accounting
The method of recognizing the resulting fair value gain or loss depends on whether the derivative is designated and qualifies as a hedging instrument and if so, the nature of the item being hedged. Aegon designates certain derivatives as either:

∎	Hedges of the fair value of recognized assets or liabilities or firm commitments (fair value hedges);

∎	Hedges of highly probable future cash flows attributable to a recognized asset or liability (cash flow hedges); or

∎	Hedges of a net investment in a foreign operation (net investment hedges).
Aegon documents, at the inception of the hedge, the relationship between hedged items and hedging instruments, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.
Fair value hedge
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk as result from financial transactions.
If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of hedged items for which the effective interest method is used is amortized to profit or loss over the period to maturity and recorded as “Interest revenue on financial instruments calculated using the effective interest method”.
Cash flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in OCI. The gain or loss relating to the ineffective portion is recognized immediately in the P&L as result from financial transactions.
Amounts accumulated in equity are recycled to the P&L in the periods when the hedged item affects profit or loss. They are recorded in the income or expense lines in which the revenue or expense associated with the hedged item is reported.

Annual Report on Form 20-F 2023 | 165

About Aegon Governance and risk management Financial information Sustainability information

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized in the periods when the hedged item effects profit or loss. When a forecast transaction is no longer expected to occur (e.g. the recognized hedged assets is disposed of), the cumulative gains or losses previously recognized in OCI is immediately reclassified to the P&L.
Aegon designates and accounts for cash flow hedges when effectiveness requirements are achieved. The following cash flow hedge type relationships are currently utilized by Aegon:

∎	An interest rate swap that converts a floating rate asset to a fixed rate asset (e.g. combining Treasury Inflation Protected Securities asset and inflation swap to synthetically create fixed rate treasury asset).

∎	A cross currency interest rate swap that converts a foreign denominated floating rate asset to a USD fixed rate asset.

∎	A cross currency interest rate swap that converts a foreign denominated fixed rate asset to a USD fixed rate asset.

∎	A forward starting interest rate swap to hedge the forecasted purchases of fixed rate assets.
Net investment hedge
Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized directly in OCI; the gains or losses relating to the ineffective portion is recognized immediately in the P&L. Gains and losses accumulated in equity are included in the P&L when the foreign operation is disposed of as part of the gain or loss of the disposal.
Additional details on derivatives is disclosed in note 20 ‘Derivatives’.
2.14.3 Impairment of financial assets
Aegon assesses on a forward-looking basis the expected credit losses (“ECL”) associated with its debt instrument assets carried at amortized cost and FVOCI. Aegon recognizes a loss allowance for such losses at each reporting date. The measurement of ECL reflects:

∎	An unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes;

∎	The time value of money; and

∎	Reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.
Note 4.2.6 Expected credit losses provides more detail of how the expected credit loss allowance is measured.
2.14.4 Financial liabilities
(a) Classification and subsequent measurement
In both the current and prior period, financial liabilities are classified as subsequently measured at amortized cost, except for:

∎	Financial liabilities measured at fair value through profit or loss: this classification is applied to derivatives, financial liabilities held for trading and other financial liabilities designated as such at initial recognition. This is because these liabilities, as well as the related assets, are managed and their performance evaluated on a fair value basis. Gains or losses on financial liabilities designated at FVPL are presented partially in other comprehensive income (the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability, which is determined as the amount that is not attributable to changes in market conditions that give rise to market risk) and partially in profit or loss (the remaining amount of change in the fair value of the liability). This is unless such a presentation would create, or enlarge an accounting mismatch, in which case the gains and losses attributable to changes in the credit risk of the liability are also presented in profit or loss;

∎	Financial liabilities arising from the transfer of financial assets which did not qualify for derecognition, whereby a financial liability is recognized for the consideration received for the transfer. In subsequent periods, Aegon recognizes any expense incurred on the financial liability; and

∎	Financial guarantee contracts and loan commitments.
The following sections provide more detail on the most significant classes of financial liabilities held by Aegon, their substance and their accounting treatment.
Trust pass-through securities and (subordinated) borrowings
A financial instrument issued by the Group is classified as a liability if the contractual obligation must be settled in cash or another financial asset or through the exchange of financial assets and liabilities at potentially unfavorable conditions for the Group. Trust pass-through securities and (subordinated) borrowings are initially recognized at their fair value including directly

 166  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 2

attributable transaction costs and are subsequently carried at amortized cost using the effective interest rate method, with the exception of specific borrowings that are designated as fair value through profit or loss to eliminate, or significantly reduce, an accounting mismatch, or specific borrowings which are carried at fair value through profit or loss as they are managed and evaluated on a fair value basis.
Interest expense on trust pass-through securities and other borrowings carried at amortized cost is recognized in profit or loss as “interest charges” using the effective interest method.
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
Investment contracts without discretionary participation features
Investment contracts without discretionary participation features are financial liabilities carried at amortized cost or designated at fair value through profit or loss. For more information on the accounting treatment of these contracts, see note 2.13 Investment contracts.
Savings deposits
Savings deposits are stated at amortized cost (net of accrued interest). Accrued interest is recognized in the consolidated statement of financial position under “other liabilities and accruals”. Interest expenses of savings deposits are presented in the statement of comprehensive income as “interest expense” under other net investment result. The balances are largely repayable on demand. The initial valuation of this item reasonably approximates fair value.
Derivatives
To the extent that derivatives have a negative fair value at the end of the reporting period these are classified as financial liabilities at fair value through profit or loss. Interest incomes and expenses of derivatives are presented in the statement of comprehensive income as “interest expense” or “Interest revenue on financial instruments measured at FVPL”.
Financial guarantee contracts and loan commitments
Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due, in accordance with the terms of a debt instrument. Such financial guarantees are given to banks, financial institutions and others on behalf of customers to secure loans, overdrafts and other banking facilities.
Financial guarantee contracts are initially measured at fair value and subsequently measured at the higher of:

∎	The amount of the loss allowance (calculated as described in note 4.2.6); and

∎	The premium received on initial recognition less income recognized in accordance with the principles of IFRS 15.
Loan commitments provided by Aegon are measured as the amount of the loss allowance (calculated as described in note 4.2.6 Expected credit losses). Aegon has not provided any commitment to provide loans at a below-market interest rate, or that can be settled net in cash or by delivering or issuing another financial instrument.
For loan commitments and financial guarantee contracts, the loss allowance is recognized as a provision. However, for contracts that include both a loan and an undrawn commitment and Aegon cannot separately identify the expected credit losses on the undrawn commitment component from those on the loan component, the expected credit losses on the undrawn commitment are recognized together with the loss allowance for the loan. To the extent that the combined expected credit losses exceed the gross carrying amount of the loan, the expected credit losses are recognized as a provision.
(b) Derecognition
Financial liabilities are derecognized when they are extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).
The exchange between Aegon and its original lenders of debt instruments with substantially different terms, as well as substantial modifications of the terms of existing financial liabilities, are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The terms are substantially different if the discounted present

Annual Report on Form 20-F 2023 | 167

About Aegon Governance and risk management Financial information Sustainability information value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate, is at least 10% different from the discounted present value of the remaining cash flows of the original financial liability. In addition, other qualitative factors, such as the cu rrency
that the instrument is denominated in, changes in the type of interest rate, new conversion features attached to the instrument and change in covenants are also taken into consideration. If an exchange of debt instruments or modification of terms is accounted for as an extinguishment, any costs or fees incurred are recognized as part of the gain or loss on the extinguishment. If the exchange or modification is not accounted for as an extinguishment, any costs or fees incurred adjust the carrying amount of the liability and are amortized over the remaining term of the modified liability.
2.15 Fee and commission income
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
2.16 Intangible assets
The Group does not recognize as intangible assets those costs that are directly incurred in fulfilling the insurance contracts and they comprise (both direct costs and an allocation of fixed and variable overheads).
(a) Goodwill
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
(b) Future servicing rights
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
(c) Software and other intangible assets
Software and other intangible assets are recognized to the extent that the assets can be identified, are controlled by the Group, are expected to provide future economic benefits and can be measured reliably. The Group does not recognize internally generated intangible assets arising from research or internally generated goodwill, brands, customer lists and similar items.
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

 168  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 2

2.17 Investment properties
Investments in real estate include property held to earn rentals or for capital appreciation, or both. Investments in real estate are presented as “Investments”. Property that is occupied by the Group and that is not intended to be sold in the near future is classified as real estate held for own use and is presented in “Other assets and receivables”.
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
2.18 Investments in joint arrangements
In general, joint arrangements are contractual agreements whereby the Group undertakes, with other parties, an economic activity that is subject to joint control. Joint control exists when it is contractually agreed to share control over an economic activity. Joint control exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.
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
Gains and losses on transactions between the Group and the joint ventures are eliminated to the extent of the Group’s interest in the entity, with the exception of losses that are evidence of impairment which are recognized immediately. Own equity instruments of Aegon Ltd. that are held by the joint venture are not eliminated.
On disposal of an interest in a joint venture, the difference between the net proceeds and the carrying amount is recognized in the income statement and gains and losses previously recorded directly in the revaluation reserve are reversed and recorded through the income statement.
The Group’s interests in some joint arrangements are underlying items of participating contracts. The Group has elected to measure these investments at FVPL because it manages them on a fair value basis.
2.19 Investments in associates
The Group’s interests in some associates are underlying items of participating contracts. The Group has elected to measure these investments at FVPL because it manages them on a fair value basis.
Entities over which the Group has significant influence through power to participate in financial and operating policy decisions, but which do not meet the definition of a subsidiary, are accounted for using the equity method. Interests held by venture

Annual Report on Form 20-F 2023 | 169

About Aegon Governance and risk management Financial information Sustainability information capital entities, mutual funds and investm
ent fun
ds that qualify as an associate are accounted for as an investment held at fair value through profit or loss. Interests held by the Group in venture capital entities, mutual funds and investment funds that are managed on a fair value basis, are also accounted for as investments held at fair value through profit or loss.
2.20 Deferred expenses
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
2.21 Other assets and receivables
Other assets include trade and other receivables, prepaid expenses, equipment and real estate held for own use. Trade and other receivables are initially recognized at fair value and are subsequently measured at amortized cost. Equipment is initially carried at cost, depreciated on a straight line basis over its useful life to its residual value and is subject to impairment testing.
2.22 Cash and cash equivalents
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
2.23 Impairment of assets
An asset is impaired if the carrying amount exceeds the amount that would be recovered through its use or sale. For tangible and intangible assets, if not held at fair value through profit or loss, the recoverable amount of the asset is estimated when there are indications that the asset may be impaired.
Assets are tested individually for impairment when there are indications that the asset may be impaired. For goodwill and intangible assets with an undefined life, an impairment test is performed at least once a year or more frequently as a result of an event or change in circumstances that would indicate an impairment charge may be necessary. The impairment loss is calculated as the difference between the carrying and the recoverable amount of the asset, which is the higher of an asset’s value in use and its fair value less cost of disposal. The value in use represents the discounted future net cash flows from the continuing use and ultimate disposal of the asset and reflects its known inherent risks and uncertainties. The valuation utilizes the best available information, including assumptions and projections considered reasonable and supportable by management. The assumptions used in the valuation involve significant judgments and estimates. See note 24 Intangible assets for more details.
2.24 Equity
Financial instruments that are issued by the Group are classified as equity if they represent a residual interest in the assets of the Group after deducting all of its liabilities and the Group has an unconditional right to avoid delivering cash or another financial asset to settle its contractual obligation. In addition to common shares, the Group has issued perpetual securities. Perpetual securities have no final maturity date, repayment is at the discretion of Aegon and for junior perpetual capital securities, Aegon has the option to defer coupon payments at its discretion. The perpetual capital securities are classified

 170  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 2

as equity rather than debt, are measured at par and those that are denominated in US dollars are translated into euro using historical exchange rates. Treasury shares are deducted from Group equity.
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
When the Group reacquires its own equity instrument and includes the share as an underlying item of direct participating contracts, the Group may elect not to deduct the reacquired instrument from equity and instead account for the reacquired instrument as if it were a financial asset and measure it at FVPL. This election is irrevocable and is made on an instrument-by-instrument
basis.
2.25 Trust pass-through securities and (subordinated) borrowings
A financial instrument issued by the Group is classified as a liability if the contractual obligation must be settled in cash or another financial asset or through the exchange of financial assets and liabilities at potentially unfavorable conditions for the Group.
Trust pass-through securities and (subordinated) borrowings are initially recognized at their fair value including directly attributable transaction costs and are subsequently carried at amortized cost using the effective interest rate method, with the exception of specific borrowings that are designated at fair value through profit or loss to eliminate, or significantly reduce, an accounting mismatch, or specific borrowings which are carried at fair value through profit or loss as they are managed and evaluated on a fair value basis. The liability is derecognized when the Group’s obligation under the contract expires, is discharged, or is cancelled.
Subordinated borrowings include the liability component of
non-cumulative
subordinated notes. These notes are identified as a compound instrument due to the nature of this financial instrument. Compound instruments are separated into equity components and liability components. The liability component for the non-cumulative
subordinated notes is related to the redemption amount. For further information on the accounting policy of the non-cumulative
subordinated notes, see note 2.24 Equity.
2.26 Provisions
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

Annual Report on Form 20-F 2023 | 171

About Aegon Governance and risk management Financial information Sustainability information

2.27 Assets and liabilities relating to employee benefits
(a) Short-term employee benefits
A liability is recognized for the undiscounted amount of short-term employee benefits expected to be settled within one year after the end of the period in which the service was rendered. Accumulating short-term absences are recognized over the period in which the service is provided. Benefits that are not service-related are recognized when the event that gives rise to the obligation occurs.
(b) Post-employment benefits
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
Plan assets are qualifying insurance policies and assets held by long-term employee benefit funds that can only be used to pay the employee benefits under the plan and are not available to the Group’s creditors. They are measured at fair value and are deducted from the defined benefit obligation in determining the amount recognized on the statement of financial position. For reimbursements by associated third parties of some or all of the expenditure required to settle a defined benefit obligation, a reimbursement asset is recognized on the basis of the present value of the related obligation, subject to any reduction required if the reimbursement is not recoverable in full.
Profit or loss recognition
The cost of the defined benefit plans are determined at the beginning of the year and comprise the following components:

∎	Current year service cost which is recognized in profit or loss; and

∎	Net interest on the net defined benefit liability (asset) which is recognized in profit or loss.
Remeasurements of the net defined benefit liability (asset) which is recognized in other comprehensive income are revisited quarterly and are not allowed to be reclassified to profit or loss in a subsequent period.
Deducted from current year service cost are discretionary employee contributions and employee contributions that are linked to service (those which are independent of the number of years of service). Net interest on the net defined benefit liability (asset) is determined by multiplying the net defined benefit liability (asset) by the applicable discount rate. Net interest on the net defined benefit liability (asset) comprises interest income on plan assets and interest cost on the defined benefit obligation. Whereby interest income on plan assets is a component of the return on plan assets and is determined by multiplying the fair value of the plan assets by the applicable discount rate. The difference between the interest income on plan assets and the actual return on plan assets is included in the remeasurement of the net defined benefit liability (asset). Any movements during the period related to reimbursement assets, will be partly recognized in the income statement (interest cost on the reimbursement right) and partly through other comprehensive income for the difference between the actual return and the interest cost.

 172  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 2

(c) Share-based payments
The Group has issued share-based plans that entitle selected employees to receive Aegon Ltd. common shares, subject to pre-defined
conditions such as the grant price of the shares and (business and personal) performance criteria. The number of shares that will vest may partly depend on Aegon’s relative total shareholder return in comparison with a peer group.
The expenses recognized for these plans are based on the fair value on the grant date of the shares. The fair value is measured at the market price of Aegon Ltd. common shares, adjusted to take into account the non-vesting
and market conditions upon which the shares were granted. For example, where the employee is not entitled to receive dividends during the vesting period, this factor is taken into account when estimating the fair value of the shares granted. For the determination of factors such as expected dividends, market observable data has been considered. In addition, where the relative total shareholder return is included in the performance criteria, this factor represents a market condition and hence is taken into account when estimating the fair value of the shares granted.
The cost for long-term incentive plans are recognized in the income statement, together with a corresponding increase in shareholders’ equity, as the services are rendered. During this period the cumulative expense recognized at the reporting date reflects management’s best estimate of the number of shares expected to vest ultimately.
The withholding of shares to fund the payment to the tax authorities in respect of the employee’s withholding tax obligation associated with the share-based payment is accounted for as a deduction from equity for the shares withheld, except to the extent that the payment exceeds the fair value at the net settlement date of the equity instruments withheld.
2.28 Deferred gains
Initial fees and
front-end
loadings paid by policyholders and other clients for future investment management services related to investment contracts without discretionary participation features are deferred and recognized as revenue when the related services are rendered.
2.29 Taxation
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
2.30 Contingent assets and liabilities
Contingent assets are disclosed in the notes if the inflow of economic benefits is probable, but not virtually certain. When the inflow of economic benefits becomes virtually certain, the asset is no longer contingent and its recognition is appropriate.

Annual Report on Form 20-F 2023 | 173

About Aegon Governance and risk management Financial information Sustainability information

A provision is recognized for present legal or constructive obligations arising from past events, when it is probable that it will result in an outflow of economic benefits and the amount can be reliab
ly e
stim
ated. If the outflow of economic benefits is not probable, a contingent liability is disclosed, unless the possibility of an outflow of economic benefits is remote.
2.31 Leases
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
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate. The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, or if the Group changes its assessment of whether it will exercise a purchase, extension or termination option. The Group presents right-of-use
assets that do not meet the definition of investment property in “Other assets and receivables” and lease liabilities in “Other liabilities” in the statement of financial position.
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
2.32 Other operating expenses
With the exception of expenses made to acquire insurance contracts and investment contracts with discretionary participating features, all expenses are incurred as the related activities are performed.
2.33 Events after the reporting period
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
3 Critical accounting estimates and judgment in applying accounting policies
In preparing these consolidated financial statements, Aegon has made judgments, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amount of assets, liabilities, income and expenses. Actual results may differ from these estimates.
Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are the fair value of certain invested assets and derivatives (please see note 38), the measurement of (re)insurance contracts and investment contracts with discretionary participating features (please see note 29), and the measurement of the expected credit loss allowance (please see note 4).

 174  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 3

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.
Macro-economic context
When making judgments, estimates and assumptions, Aegon has taken into consideration the current macro-economic context.
In 2023, the war in the Ukraine continued and another conflict between Israel and Hamas began. These events caused a humanitarian crisis and also impacted global financial markets and caused significant economic turbulence. Aegon closely monitors financial and wider economic developments to understand our exposure to potential shocks in the markets where we invest, and Aegon works proactively to mitigate related risks. The inflation rates for the main economies that Aegon is exposed to peaked in 2022 and first half of 2023, then it started decreasing during the second half of 2023. In the United States, the inflation risk within long-term care claims derives primarily from wage inflation, which Aegon mitigates by offering customers downgrades of the maximum daily benefit as an alternative to premium rate increases. In addition, Aegon’s expense savings program helped to mitigate the impact of rising inflation in the beginning of 2023. High inflation has prompted central banks to start raising interest rates significantly. As a consequence, interest rates have increased significantly in Aegon’s main markets during 2022, however in 2023 interest rates have started to stabilize. Equity markets for Aegon have shown recovery in 2023 compared to a decline of equity markets in 2022. Credit spreads have not changed significantly over 2023.
Management’s assessment of going concern
The consolidated financial statements of Aegon have been prepared assuming a going concern basis of accounting based on the reasonable assumption that the Company is, and will be, able to continue its normal course of business in the foreseeable future. Relevant facts and circumstances relating to the consolidated financial position on December 31, 2023, were assessed in order to reach the going concern assumption. The main areas assessed are the financial performance, capital adequacy, financial position and flexibility, liquidity, ability to access capital markets, leverage ratios and the level of Cash Capital at Holding. For further details, see note 37 Capital management and solvency. Considering all these areas management concluded that the going concern assumption for Aegon is appropriate in preparing the consolidated financial statements and there is no significant doubt about going concern.
Actuarial and economic assumptions
Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of insurance related assets and liabilities within the year ending December 31, 2023, is included in note 29 on Insurance contracts, reinsurance contracts held and investment contracts with discretionary participation features.
Measurement of the expected credit loss allowance (“ECL”)
The measurement of the expected credit loss allowance for financial assets measured at amortized cost and FVOCI is an area that requires the use of complex models and significant assumptions about future economic conditions and credit behavior (e.g. the likelihood of customers defaulting and the resulting losses). Explanation of the inputs, assumptions and estimation techniques used in measuring ECL is further detailed in note 4.2 – Credit risk, which also sets out key sensitivities of the ECL to changes in these elements.
A number of significant judgments are also required in applying the accounting requirements for measuring ECL, such as:

∎	Determining criteria for significant increase in credit risk;

∎	Choosing appropriate models and assumptions for the measurement of ECL;

∎	Establishing the number and relative weightings of forward-looking scenarios for each type of product/market and the associated ECL; and

∎	Establishing groups of similar financial assets for the purposes of measuring ECL.
Detailed information about the judgments and estimates made by the Group in the above areas and information incorporating the forward-looking information into the measurement of the ECL is set out in note 4.2 – Credit risk.
Classification of financial assets
The assessment of the business model to determine within which classification the financial assets are held, depends on whether the contractual terms of the assets are solely payments of principal and interest (“SPPI”) on the principal amount outstanding.
Detailed information about the judgments and estimates made by the Group in the SPPI and business model review are set out in note 19 – Investments.

Annual Report on Form 20-F 2023 | 175

About Aegon Governance and risk management Financial information Sustainability information

The classification of financial assets is based on Aegon’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. The classification of financial assets determines how they are accounted for and how they are measured on an ongoing basis. Based on business model and cash flow characteristics, instruments are accounted for in one of the following measurement categories for financial assets:

∎	Debt instruments at amortized cost (e.g. loans, debt securities, cash equivalents);

∎	Debt instruments at fair value through other comprehensive income (FVOCI) with cumulative gains and losses reclassified to profit or loss upon de-recognition
(e.g. debt securities, security lending, repo);

∎	Debt instruments, derivatives, and equity instruments at fair value through profit or loss (FVPL);

∎	Equity instruments designated as measured at FVOCI with gains and losses remaining in other comprehensive income (OCI), i.e. without recycling

∎	A financial asset will be measured at amortized cost if both of the following conditions are met:

a.	the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows (held-to-collect); and

b.	the contractual terms of the financial asset give rise on specified dates to cash flows that are SPPI on the principal amount outstanding.
Determination of fair value and fair value hierarchy
Note 38 Fair value determines the fair value of financial instruments with significant unobservable inputs (i.e. level 3 financial assets).
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
Fair value is defined as the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability). A fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either:

∎	In the principal market for the asset or liability; or

∎	In the absence of a principal market, in the most advantageous market for the asset or liability.
Aegon uses the following hierarchy for measuring and disclosing of the fair value of assets and liabilities:

∎	Level I: quoted prices (unadjusted) in active markets for identical assets or liabilities that Aegon can access at the measurement date;

∎	Level II: inputs other than quoted prices included within Level I that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices of identical or similar assets and liabilities) using valuation techniques for which all significant inputs are based on observable market data; and

∎	Level III: inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) using valuation techniques for which any significant input is not based on observable market data.
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

 176  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 4

for short periods. In inactive markets, assurance is obtained that the transaction price provides evidence of fair value or it is determined that adjustments to transaction prices are necessary to measure the fair value of the instrument.
The majority of valuation techniques employ only observable market data, and so the reliability of the fair value measurement is high. However, certain assets and liabilities are valued on the basis of valuation techniques that feature one or more significant market inputs that are unobservable and, for such assets and liabilities, the derivation of fair value is more judgmental. An instrument is classified in its entirety as valued using significant unobservable inputs (Level III) if, in the opinion of management, a significant proportion of the instrument’s carrying amount is driven by unobservable inputs. “Unobservable” in this context means that there is little or no current market data available from which to determine the price at which an at arm’s length transaction would be likely to occur. It generally does not mean that there is no market data available at all upon which to base a determination of fair value. Additional information is provided in the table headed “Effect of changes in significant unobservable assumptions to reasonably possible alternatives” in note 38 Fair Value. While Aegon believes its valuation techniques are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain instruments (both financial and non-financial)
could result in a different estimate of fair value at the reporting date.
The valuation techniques applied to financial instrument affected by IBOR reforms remain consistent with those of other market participants, and the uncertainty on the outcome of the reforms has not affected the classification of the instruments.
To operationalize Aegon’s fair value hierarchy, individual instruments (both financial and non-financial)
are assigned a fair value level based primarily on the type of instrument and the source of the prices (e.g., index, third-party pricing service, broker, internally modeled). Periodically, this logic for assigning fair value levels is reviewed to determine if any modifications are necessary in the context of the current market environment.
4 Financial risks
4.1 General
Insurance risks are described in note 29.4 for risk exposures arising from contracts within the scope of IFRS 17. Financial risks typically include, but are not limited to, credit risk, liquidity risk and market risk.
As an insurance group, Aegon is exposed to a variety of risks. Aegon’s largest exposures are to changes in financial markets (e.g. foreign currency, interest rate, credit and equity market risks) that affect the value of the investments, liabilities from products that Aegon sells and deferred expenses. Other risks include insurance related risks, such as changes in mortality, morbidity, bond credit spread and liquidity premium, which are discussed in note 29 Insurance contracts. Aegon manages risk at local level where business is transacted, based on principles and policies established at the Group level. Aegon’s integrated approach to risk management involves similar measurement of risk and scope of risk coverage to allow for aggregation of the Group’s risk position.
To manage the risk from changes in financial markets, Aegon’s products are priced using a market-consistent framework and comprehensive asset liability management (ALM) programs are implemented to ensure that the assets backing policyholder benefits are invested prudently over the long term. A range of ALM techniques are used across the Group. These range in terms of sophistication and complexity from cash-flow matching (for traditional fixed annuities) to duration matching (for the Universal Life range of products) to derivative-based semi-static and dynamic hedges (to match variable annuities and indexed universal life.).
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
Together with the ICRP, which guides ALM strategy, several other ERM policies govern concentration risk, liquidity risk, use of derivatives and securities lending and repos. As Aegon uses derivatives extensively, collateral calls can be significant

Annual Report on Form 20-F 2023 | 177

About Aegon Governance and risk management Financial information Sustainability information depending on market circumstances. Liquidity is managed at legal entity level in the first instance with central coordination by Aegon Ltd. Aegon US may use external market solutions to match projected liquidity requirements with funding.
Next to guidance, the Group level policies also provide limits to Aegon’s exposure to major risks such as equity, interest rates, credit, and currency. The limits in these policies in aggregate remain within Aegon’s overall tolerance for risk and the Group’s financial resources. Operating within this policy framework, Aegon employs risk management programs including ALM processes and models and hedging programs (which are largely conducted via the use of financial derivative instruments). These risk management programs are in place in each country unit and are not only used to manage risk in each unit but are also part of the Aegon’s overall risk strategy.
Aegon operates a Derivative Use Policy to govern its use of derivatives. This policy establishes the control, authorization, execution and monitoring requirements of the usage of such instruments. In addition, the policy stipulates necessary mitigation of credit risk created through derivatives management tools. For derivatives, counterparty credit risk is normally mitigated by requirements to post collateral via credit support annex agreements or through a central clearing house.
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
Results of Aegon’s sensitivity analyses are presented throughout this section to show the estimated sensitivity of CSM, net result and shareholders’ equity to various scenarios. For each type of market risk, the analysis shows how net result and shareholders’ equity would have been affected by changes in the relevant risk variable. In case of insurance contracts, changes in assumptions could have immediate impact on net result, OCI and on CSM, depending on the measurement model. For each sensitivity test the impact of a reasonably possible change in a single factor is shown. Management action is taken into account to the extent that it is part of Aegon’s regular policies and procedures, such as established hedging programs. However, incidental management actions that would require a change in policies and procedures are not considered.
Each sensitivity analysis reflects the extent to which the shock tested would affect management’s critical accounting estimates and judgment in applying Aegon’s accounting policies. Market-consistent assumptions underlying the measurement of non-listed
assets and liabilities are adjusted to reflect the shock tested. The shock may also affect the measurement of assets and liabilities based on assumptions that are not observable in the market. For example, a shock in interest rates may lead to increased expected credit losses on debt investments. Although management’s short-term assumptions may change if there is a reasonably possible change in a risk factor, long-term assumptions will generally not be revised unless there is evidence that the movement is permanent. This fact is reflected in the sensitivity analyses.
The sensitivities do not reflect what the net result for the period would have been if risk variables had been different because the analysis is based on the exposures in existence at the reporting date rather than on those that actually occurred during the year. Nor are the results of the sensitivities intended to be an accurate prediction of Aegon’s future shareholders’ equity or earnings. The analysis does not take into account the impact of future new business, which is an important component of Aegon’s future earnings. It also does not consider all methods available to management to respond to changes in the financial environment, such as changing investment portfolio allocations or adjusting premiums and crediting rates. Furthermore, the results of the analyses cannot be extrapolated nor can be interpolated for wider variations since effects do not tend to be linear.
Concentration risk for financial risks are measured and managed at the following levels:

∎	Concentration per risk type: Risk exposures are measured per risk type as part of Aegon’s internal economic framework. A risk tolerance framework is in place which sets risk limits per risk type to target desired risk balance and promote diversification across risk types;

∎	Concentration per counterparty: Risk exposure is measured and risk limits are in place per counterparty as part of the Counterparty Name Limit Policy; and

∎	Concentration per sector, geography and asset class: Aegon’s investment strategy is translated in investment mandates for its internal and external asset managers. Through these investment mandates limits on sector, geography and asset class are set. Compliance monitoring of the investment mandates is done by the insurance operating companies.

 178  |  Annual Report on Form 20-F 2023

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
Aegon’s significant financial risks and related financial information are explained in the order as follows:

∎	Credit risk (note 4.2)

∎	Market risk (note 4.3)

∎	Equity market risk and other investment risks

∎	Interest rate risk

∎	Currency exchange risk

∎	Liquidity risk (note 4.4)
Certain information in this note is presented per segment, please see note 5 Segment information for the definition of Aegon’s segments.
4.2 Credit risk
Credit risk is the risk of financial loss to Aegon if a counterparty to a reinsurance contract or financial instrument fails to meet its contractual obligations; the risk of economic loss due to the deterioration in the financial condition of counterparties, either through fair value losses on traded securities or through defaults on traded securities, loans and mortgages.
Aegon implemented policies and procedures to govern credit limits and processes to manage credit risk, concentration risk and counterparty risk with regards to all the Group’s material businesses with credit exposures in scope, including bonds, loans, cash and equivalents, collateralized assets, reinsurance assets, and assets measured at fair value. The Group uses risk gradings aligned with the major credit rating agencies, and in case of specific asset portfolios like residential mortgage loans implements internal risk gradings that reflect its assessment of the probability of default of individual counterparties.
The credit grades are calibrated such that the risk of default increases exponentially at each higher risk grade. For example, this means that the difference in the Probability of Default (PD) between AAA and A grade is lower than the difference in the PD between BBB and B rating grade.
4.2.1 Aegon’s maximum exposure to credit risk
As premiums and deposits are received, these funds are invested to pay for future policyholder obligations. For assets backing insurance liabilities measured under the general model and the premium allocated approach, as well as other “free” assets, Aegon typically bears the risk for investment performance which is equal to the return of principal and interest. Aegon is exposed to credit risk on its fixed-income portfolio (debt securities, mortgages and private placements), over-the-counter
derivatives and reinsurance contracts. Some issuers have defaulted on their financial obligations for various reasons, including bankruptcy, lack of liquidity, downturns in the economy, downturns in real estate values, operational failure and fraud. During financial downturns, Aegon can incur defaults or other reductions in the value of these securities and loans, which could have a materially adverse effect on Aegon’s business, results of operations and financial condition.
The estimates of best estimate liability for (re)insurance contracts assets represent Aegon’s maximum exposure to credit risk from these assets. Please see the cash flow information in note 29 (Insurance contracts and reinsurance contracts held).

Annual Report on Form 20-F 2023 | 179

About Aegon Governance and risk management Financial information Sustainability information

The following table contains an analysis of Aegon’s maximum credit risk exposure from financial assets. Please see note 39 and 40 for further information on capital commitments and contingencies and on collateral given, which may expose the Group to credit risk.

2023	Maximum exposure to credit risk	Cash	Securities	Letters of credit / guaran- tees	Real estate property	Master netting agree- ments	Other	Total collateral	Surplus collateral (or overcol- lateraliza- tion)	Net exposure

Debt securities	55,811	-	-	93	-	-	-	93	-	55,718

Money market and other short-term investments	8,695	-	442	-	-	-	-	442	24	8,277

Loans	10,183	31	-	20	23,711	-	-	23,762	13,579	-

Unconsolidated investment funds	167,411	-	-	-	-	-	-	-	-	167,411

Deposits with financial institutes	2,289	-	-	-	-	-	-	-	-	2,289

Other investments	5,040	-	-	-	-	-	-	-	-	5,040

Derivative assets	1,429	832	669	-	-	373	-	1,875	550	104

Reinsurance assets	16,608	-	13,416	82	-	-	-	13,498	-	3,110

On December 31	267,465	864	14,528	194	23,711	373	-	39,669	14,153	241,949

2022	Maximum exposure to credit risk	Cash	Securities	Letters of credit / guaran- tees	Real estate property	Master netting agree- ments	Other	Total collateral	Surplus collateral (or overcol- lateraliza- tion)	Net exposure

Debt securities	59,341	-	-	96	-	-	-	96	-	59,245

Money market and other short-term investments	6,881	-	312	-	-	-	-	312	23	6,592

Loans	10,419	40	-	22	24,763	-	-	24,825	14,407	1

Unconsolidated investment funds	154,741	-	-	-	-	-	-	-	-	154,741

Deposits with financial institutes	2,405	-	-	-	-	-	-	-	-	2,405

Other investments	4,618	-	-	-	58	-	-	58	35	4,595

Derivative assets	2,771	257	426	-	-	2,174	-	2,858	173	86

Reinsurance assets	16,939	-	14,162	103	-	-	-	14,265	-	2,675

On December 31	258,116	297	14,900	221	24,822	2,174	-	42,414	14,638	230,341
Debt securities
Several bonds in Aegon’s Americas’ portfolio are guaranteed by Monoline insurers. This is shown in the table above in the column “Letters of credit / guarantees”.
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

 180  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 4

The following table contains an analysis of Aegon’s credit risk exposure for debt instruments for which an ECL allowance is recognized. See note 4.2.6 for a more detailed description of ECL measurement. All asset categories not presented here are determined to have non-material
credit risk or to be of short-term nature (cash and cash equivalents, other receivables). The gross carrying amount of financial assets below also represents Aegon’s maximum exposure to credit risk on these assets.

	2023					2022
	ECL staging					ECL staging
	Stage 1	Stage 2	Stage 3			Stage 1	Stage 2	Stage 3
Financial assets measured at FVOCI - with recycling	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit- impaired	Purchased credit impaired	Total	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit- impaired	Purchased credit impaired	Total

AAA	2,961	-	-	-	2,961	9,562	-	-	-	9,562

AA	9,217	-	2	-	9,219	4,034	-	-	-	4,034

A	18,410	-	-	-	18,411	18,224	10	2	-	18,235

BBB	17,534	11	-	1	17,547	19,696	6	-	-	19,702

BB	899	136	-	-	1,035	1,250	172	3	2	1,427

B	431	120	3	-	554	432	153	5	-	590

CCC and lower	120	91	319	99	629	76	72	394	123	664

Gross carrying amount	49,571	358	325	100	50,354	53,273	413	403	125	54,214

Expected credit loss	(147)	(25)	(64)	(2)	(238)	(157)	(32)	(86)	(1)	(276)

Total	49,571	358	325	100	50,354	53,273	413	403	125	54,214
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
Cash collateral for mortgage loans includes the savings that have been received to redeem the underlying mortgage loans at redemption date. These savings are part of the credit side of the statement of financial position but reduce the credit risk for the mortgage loan as a whole.

	2023					2022
	ECL staging					ECL staging
	Stage 1	Stage 2	Stage 3			Stage 1	Stage 2	Stage 3
Loans at amortized cost	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit- impaired	Purchased credit impaired	Total	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit- impaired	Purchased credit impaired	Total

Internal grade 1	947	-	-	-	947	1,484	-	-	-	1,484

Internal grade 2	3,929	2	-	-	3,930	4,438	2	-	-	4,440

Internal grade 3	4,460	24	-	-	4,485	3,775	-	-	-	3,775

Internal grade 4	778	7	-	-	785	671	-	-	-	671

Internal grade 5	33	2	-	-	35	48	-	-	-	48

Internal grade 6	-	-	-	-	-	-	-	-	-	-

Internal grade 7 or lower	-	-	-	-	-	-	-	-	-	-

Gross carrying amount	10,147	35	-	-	10,183	10,416	2	-	-	10,419

Expected credit loss	(24)	(1)	-	-	(26)	(12)	-	-	-	(12)

Total	10,123	33	-	-	10,156	10,404	2	-	-	10,407

Annual Report on Form 20-F 2023 | 181

About Aegon Governance and risk management Financial information Sustainability information

Financial assets designated at fair value through profit or loss
Significant portion of instruments have been designated as FVPL. On December 31 2023, the maximum exposure to credit risk of these financial assets was their carrying amount of EUR 1,736 million (December 2022: EUR 1,376 million). The credit risk of these financial assets has not been hedged by the use of derivatives. The following changes in fair value have been recognized for these investments:

Financial assets designated at FVPL	Debt securities	Money market and other short-term investments	Total

Change in fair value attributable to changes in credit risk during the year	46	(1)	45

Cumulative change in fair value attributable to changes in credit risk held on December 31	20	-	20

Financial assets designated at FVPL	Debt securities	Money market and other short-term investments	Total

Change in fair value attributable to changes in credit risk during the year	(24)	-	(24)

Cumulative change in fair value attributable to changes in credit risk held on December 31	(22)	-	(22)
The change in fair value attributable to changes in credit risk is determined as the total amount of the change in fair value that is not attributable to changes in the observable benchmark interest rate or in other market rates. This approach provides a reasonable approximation of changes attributable to credit risk because fixed income securities valuation is mainly driven by two factors – interest rates and credit spreads, and the fair value change due to credit risk can therefore be estimated by removing impacts from non-credit
related factors.
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
Reinsurance assets
The collateral related to the reinsurance assets include assets in trust that are held by the reinsurer for the benefit of Aegon. The assets in trust can be accessed to pay policyholder benefits in the event the reinsurers fail to perform under the terms of their contract. Further information on the related reinsurance transactions is included in note 29.
Collateral and other credit enhancements
Aegon employs a range of policies and practices to mitigate credit risk and the most common of these is accepting collateral for funds advanced. The Group has internal policies on the acceptability of specific classes of collateral or credit risk mitigation.
Collateral and other credit enhancements obtained
On December 31, 2023, the Group held no collateral that were obtained during the year (EUR 0 in 2022) by taking possession of collateral held as security against receivables. The Group’s policy is to pursue timely realization of the collateral in an orderly manner. Aegon does not generally use the non-cash
collateral for its own operations.
4.2.2 Credit risk management
Aegon manages credit risk exposure by individual counterparty, sector and asset class, including cash positions. Normally, Aegon mitigates credit risk in derivative contracts by entering into credit support agreement, where practical, and in ISDA master netting agreements for most of Aegon’s legal entities to facilitate Aegon’s right to offset credit risk exposure. Main counterparties to these transactions are investment banks which are typically rated “A” or higher. The credit support agreement will normally dictate the threshold over which collateral needs to be pledged by Aegon or its counterparty. Transactions requiring Aegon or its counterparty to post collateral are typically the result of derivative trades, comprised mostly of interest rate swaps, equity swaps, currency swaps and credit swaps. Collateral received is mainly cash (USD and EUR). The credit support agreements that outline the acceptable collateral require high-quality instruments to be posted. Over the last three years, there was no default with any derivatives counterparty. The credit risk associated with financial assets subject

 182  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 4

to a master netting agreement is eliminated only to the extent that financial liabilities due to the same counterparty will be settled after the assets are realized. Eligible derivative transactions are traded via Central Clearing Houses as required by EMIR and the Dodd-Frank act. Credit risk in these transactions is mitigated through posting of initial and variation margins.
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
The Group offers products that cover inflation risk for policyholders. To hedge the inflation risk, the Group invests in financial instruments of which the value depends on the rate of inflation. This significantly reduces the net exposure to inflation risk.
4.2.3 Credit rating
Aegon group level long-term counterparty exposure limits are as follows:
Group limits per credit rating

Amounts in EUR million	2023	2022

AAA	900	900

AA	900	900

A	675	675

BBB	450	450

BB	250	250

B	125	125

CCC or lower	50	50
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

	Americas		United Kingdom		International		Asset Management		Total 2023 1)
Financial assets	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Total carrying value

AAA	947	6,836	-	38	-	35	52	123	998	7,033	8,031

AA	3,930	9,191	-	514	-	161	-	-	3,930	9,866	13,796

A	4,485	19,474	-	220	1	791	-	-	4,486	20,486	24,972

BBB	785	17,679	-	124	-	466	-	-	803	18,269	19,072

BB	33	1,084	-	1	-	41	-	-	33	1,126	1,160

B	2	570	-	-	-	9	-	-	2	579	581

CCC or lower	-	986	-	-	-	6	-	-	-	992	992

Assets not rated	-	4,444	-	797	-	4	-	1	-	5,286	5,286

Total	10,182	60,264	-	1,695	1	1,514	52	124	10,253	63,638	73,891

ECL on financial assets	(26)	(228)	-	-	-	(10)	-	-	(26)	(238)	(263)

On December 31, 2023	10,156	60,264	-	1,695	1	1,514	52	124	10,227	63,638	73,865

1	Includes investments of Holding and other activities.

Annual Report on Form 20-F 2023 | 183

About Aegon Governance and risk management Financial information Sustainability information

	Americas		United Kingdom		International		Asset Management		Total 2022 1)
Financial assets	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Total carrying value

AAA	1,484	12,243	-	55	-	91	-	135	1,522	12,523	14,046

AA	4,440	3,996	-	461	-	158	-	-	4,440	4,615	9,055

A	3,775	20,233	-	262	7	921	-	-	3,782	21,416	25,198

BBB	671	19,313	-	123	1	763	-	-	672	20,198	20,870

BB	48	1,439	-	1	-	71	-	-	48	1,512	1,560

B	-	594	-	-	-	13	-	-	-	607	607

CCC or lower	-	900	-	-	-	5	-	-	-	905	905

Assets not rated	-	4,480	-	582	-	-	-	1	-	5,182	5,182

Total	10,417	63,200	-	1,483	9	2,021	-	136	10,464	66,959	77,423

ECL on financial assets	(12)	(264)	-	-	-	(12)	-	-	(12)	(277)	(289)

On December 31, 2022	10,406	63,200	-	1,483	9	2,021	-	136	10,453	66,959	77,412

1	Includes investments of Holding and other activities.
The following table shows the credit quality of the reinsurance contracts included in the statement of financial position:

Carrying value	2023	2022

AAA	-	-

AA	1,245	1,609

A	14,089	14,322

Below A	4	5

Not rated	662	733

On December 31	16,000	16,669
4.2.4 Credit risk concentration
The tables that follow present specific credit risk concentration information for general account financial assets.

Credit risk concentrations – debt securities and money market investments	Americas	United Kingdom	International	Asset Management	Total 2023 1)	Of which past due and / or impaired assets

Residential mortgage-backed securities (RMBSs)	933	-	-	-	933	(13)

Commercial mortgage-backed securities (CMBSs)	2,216	73	34	-	2,323	(17)

Asset-backed securities (ABSs) - CDOs backed by ABS, Corp. bonds, Bank loans	557	-	3	-	560	-

ABSs – Other	2,905	53	28	52	3,037	(9)

Financial - Banking	3,412	173	201	-	3,786	(14)

Financial - Other	11,909	38	289	97	12,332	(33)

Capital goods and other industry	3,443	24	143	-	3,609	(23)

Communications & Technology	4,242	2	140	-	4,384	(30)

Consumer cyclical	3,197	29	85	-	3,311	(20)

Consumer non-cyclical	5,661	74	111	-	5,846	(24)

Energy	2,821	20	55	-	2,896	(19)

Transportation	1,633	-	30	-	1,663	(6)

Utility	4,190	73	75	-	4,338	(10)

Government bonds	7,349	338	265	17	7,969	(20)

On December 31, 2023	54,467	898	1,458	166	56,988	(237)

1	Includes investments of Holding and other activities.

 184  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 4

Credit risk concentrations – debt securities and money market investments	Americas	United Kingdom	International	Asset Management	Total 2022 1)	Of which past due and / or impaired assets

Residential mortgage-backed securities (RMBSs)	1,136	-	-	5	1,141	(9)

Commercial mortgage-backed securities (CMBSs)	2,707	94	37	-	2,838	-

Asset-backed securities (ABSs) - CDOs backed by ABS, Corp. bonds, Bank loans	438	-	3	-	440	-

ABSs – Other	2,400	53	15	9	2,478	(6)

Financial - Banking	3,957	168	319	-	4,444	(14)

Financial - Other	10,778	36	353	96	11,264	(31)

Capital goods and other industry	3,769	22	132	-	3,923	(25)

Communications & Technology	4,658	2	171	-	4,831	(51)

Consumer cyclical	3,742	28	106	-	3,877	(25)

Consumer non-cyclical	5,445	85	144	-	5,674	(47)

Energy	3,205	19	102	-	3,326	(23)

Transportation	1,728	-	43	-	1,771	(6)

Utility	4,319	69	80	-	4,469	(11)

Government bonds	7,962	323	488	17	8,790	(26)

On December 31, 2022	56,243	901	1,994	128	59,265	(276)

1	Includes investments of Holding and other activities.

Credit risk concentrations – Government bonds per country of risk	Americas	United Kingdom	International	Asset Management	Total 2023 1)

United States	6,632	-	62	-	6,694

Netherlands	-	-	2	-	2

United Kingdom	-	289	-	17	307

Austria	-	-	10	-	10

Belgium	-	-	4	-	4

France	-	28	8	-	36

Hungary	20	-	4	-	24

Indonesia	71	-	-	-	71

Luxembourg	-	-	1	-	1

Spain	-	-	153	-	153

Rest of Europe	46	-	13	-	58

Rest of world	581	21	8	-	610

On December 31, 2023	7,349	338	265	17	7,969

1	Includes investments of Holding and other activities.

Credit risk concentrations – Government bonds per country of risk	Americas	United Kingdom	International	Asset Management	Total 2022 1)

United States	7,209	-	80	-	7,290

Netherlands	-	-	-	-	-

United Kingdom	-	275	-	17	292

Austria	-	-	3	-	3

Belgium	-	-	3	-	3

France	-	27	2	-	29

Hungary	18	-	4	-	22

Indonesia	82	-	-	-	82

Luxembourg	-	-	1	-	1

Spain	-	-	152	-	152

Rest of Europe	48	-	229	-	277

Rest of world	604	21	13	-	638

On December 31, 2022	7,962	323	488	17	8,790

1	Includes investments of Holding and other activities.

Annual Report on Form 20-F 2023 | 185

About Aegon Governance and risk management Financial information Sustainability information

	Government Bonds	Corporate bonds	RMBSs CMBSs ABSs	Other	Total 2023 1)

AAA	166	503	2,462	3,915	7,046

AA	6,444	2,262	1,160	-	9,866

A	723	16,352	2,101	-	19,176

BBB	354	17,408	404	-	18,165

BB	205	838	78	-	1,121

B	69	496	30	-	596

CCC or lower	9	245	618	-	872

Assets not rated	-	2	-	144	147

On December 31, 2023	7,969	38,106	6,853	4,059	56,988

1	Includes investments of Holding and other activities.
2	CNLP Ratings are used and are the lower of the Barclay’s Rating and the Internal Rating with the Barclay’s rating being a blended rating of S&P, Fitch, and Moody’s.

	Government Bonds	Corporate bonds	RMBSs CMBSs ABSs	Other	Total 2022 1)

AAA	5,980	724	2,997	2,780	12,482

AA	1,243	2,484	815	-	4,541

A	753	16,180	1,960	-	18,894

BBB	538	19,312	306	-	20,156

BB	206	1,204	102	-	1,513

B	65	519	23	-	607

CCC or lower	4	207	694	-	905

Assets not rated	-	15	-	152	167

On December 31, 2022 2)	8,790	40,645	6,897	2,933	59,265

1	Includes investments of Holding and other activities.
2	CNLP Ratings are used and are the lower of the Barclay’s Rating and the Internal Rating with the Barclay’s rating being a blended rating of S&P, Fitch, and Moody’s.

Credit risk concentrations – mortgage loans	Americas	United Kingdom	International	Asset Management	Total 2023	Of which past due and / or impaired assets

Agricultural	46	-	-	-	46	-

Apartment	5,365	-	-	-	5,365	(10)

Industrial	410	-	-	-	410	-

Office	1,300	-	-	-	1,300	(14)

Retail	1,372	-	-	-	1,372	(1)

Other commercial	1,663	-	1	-	1,664	-

On December 31, 2023	10,156	-	1	-	10,156	(26)

Credit risk concentrations – mortgage loans	Americas	United Kingdom	International	Asset Management	Total 2022	Of which past due and / or impaired assets

Agricultural	49	-	-	-	49	-

Apartment	5,517	-	-	-	5,517	(4)

Industrial	402	-	-	-	402	-

Office	1,515	-	-	-	1,515	(7)

Retail	1,465	-	-	-	1,465	(1)

Other commercial	1,456	-	1	-	1,457	-

On December 31, 2022	10,406	-	1	-	10,406	(12)

 186  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 4

4.2.5 Unconsolidated structured entities
Aegon’s investments in unconsolidated structured entities such as RMBSs, CMBSs and ABSs and investment funds are presented in the line item “Investments” of the statement of financial position. Aegon’s interests in these unconsolidated structured entities can be characterized as basic interests, Aegon does not have loans, derivatives, guarantees or other interests related to these investments. Any existing commitments such as future purchases of interests in investment funds are disclosed in note 39 Commitments and contingencies.
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
Except for commitments as noted in note 39 Commitments and contingencies, Aegon did not provide, nor is required to provide financial or other support to unconsolidated structured entities. Nor does Aegon have intentions to provide financial or other support to unconsolidated structured entities in which Aegon has an interest or previously had an interest.
For RMBSs, CMBSs and ABSs in which Aegon has an interest at reporting date, the following table presents total income received from those interests. The Investments column reflects the carrying values recognized in the statement of financial position of Aegon’s interests in RMBSs, CMBSs and ABSs.

	Total income for the year ended December 31, 2023			December 31, 2023

2023	Interest income	Total gains and losses on sale of assets	Total	Investments

Residential mortgage-backed securities	67	(15)	52	933

Commercial mortgage-backed securities	92	12	105	2,323

Asset-backed securities	40	14	54	560

ABSs - Other	134	57	191	3,037

Total	334	68	402	6,853

	Total income for the year ended December 31, 2022			December 31, 2022

2022	Interest income	Total gains and losses on sale of assets	Total	Investments

Residential mortgage-backed securities	104	26	130	1,141

Commercial mortgage-backed securities	120	(723)	(603)	2,838

Asset-backed securities	25	(34)	(9)	440

ABSs - Other	92	(416)	(324)	2,478

Total	341	(1,148)	(807)	6,897
4.2.6 Expected credit losses
Measurement
The estimation of credit exposure for risk management purposes is complex and requires the use of models, as the exposure varies with changes in market conditions, expected cash flows and the passage of time. The assessment of credit risk of a portfolio of assets entails further estimations as to the likelihood of defaults occurring, of the associated loss ratios and of default correlations between counterparties. Aegon measures credit risk using Probability of Default (PD), Exposure at Default (EAD) and Loss Given Default (LGD). This is similar to the approach used for the purposes of measuring the Expected Credit Loss (ECL) under IFRS 9. See section on ECL developments in the reporting period later in this note for more details.
Losses as a result of credit risk are a natural part of investing in fixed-income securities. The amount of and compensation for this risk are related. A significant management measure to avoid excessive credit risk is to diversify and limit exposure to individual issuers.

Annual Report on Form 20-F 2023 | 187

About Aegon Governance and risk management Financial information Sustainability information

a) Recognition of expected credit losses
IFRS 9 outlines a “three-stage” model for impairment based on relative changes in credit quality since initial recognition:

∎	a financial instrument that is not credit-impaired on initial recognition is classified in “Stage 1”;

∎	if a significant increase in credit risk (“SICR”) since initial recognition is identified, the financial instrument is moved to “Stage 2” but is not yet deemed to be credit-impaired (see “Significant increase in credit risk” for further details);

∎	if the financial instrument is credit-impaired, the financial instrument is then moved to “Stage 3”.
Credit risk is continuously monitored by the Group in all the above stages.
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

	Stage 1 Impaired	Stage 2 Under-performing	Stage 3 Non-performing	Purchased or Originated Credit Impared (POCI)

ECL	12 month ECL	Lifetime ECL	Lifetime ECL	Lifetime ECL
Provision Trigger	n.a.	Quantitative and Qualitative Triggers	Qualitative Triggers	Qualitative Triggers
Days Past Due (“DPD”) Backstop	Up to date and early arrears (< 30 DPD)	> 30 DPD (rebuttable presumption)	> 90 DPD (rebuttable presumption)	n.a.
Interest Income	Interest calculated on gross carrying amount	Interest calculated on gross carrying amount	Interest calculated on net carrying amount	Interest calculated on net carrying amount using a credit-adjusted effective interest rate

1	n.a. in above table should be read as “not applicable”.
Following this assessment, IFRS 9 requires the incorporation of multiple, forward looking macro- scenarios to drive the ECL provision.
IFRS 9 requires that the measurement of ECL represent an unbiased probability-weighted amount that is to be determined by:

∎	evaluating a range of possible outcomes;

∎	use reasonable and supportable information available without undue cost and effort about past events;

∎	current conditions; and

∎	forecasts of future economic conditions.
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
The models used by the Group generally employ a Probability of Default / Loss Given Default / Exposure at Default methodology; each model consists of multiple sub-models
that are used to generate the measurement of expected credit loss.
Credit losses are calculated as the product of projected PD, LGD and EAD and are discounted using an appropriate discount rate. The ECL is determined as the probability weighted discounted credit losses that are determined for different scenarios (i.e. base, positive, adverse).
Given the need to adapt the models to the different portfolio characteristics, all ECL models have different key judgments and assumptions. As such, the below paragraphs outline the key judgements and assumptions made by the Group in addressing the key requirements on a model-by-model
basis.
The Group employs separate models to calculate ECL on each category of financial assets.

 188  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 4

For bonds and private placements, the Group applies a global correlation model. It provides correlations of credit quality movements across different asset classes, linked with movements in the macro economy. Global correlation model is therefore used for determining the conditional PD and LGD, given a macroeconomic scenario. Unconditional PD and LGD curves are modelled with use of different methods for sovereign debt, corporate bonds and private placements.
For commercial mortgage loans and mortgage-backed securities the parameters are estimated with commercial mortgage metrics which uses corporate bond PD and LGD estimates further adjusted with other assumptions based on debt service coverage and loan-to-value
ratios.
The Group applies a separate model for asset-backed securities, which pools the instruments based on the underlying collateral and estimates credit loss parameters collectively. Collateralized debt (loan) obligations (CDOs and CLOs) are special types of asset-backed securities to which a different set of models are applied depending on region of the exposure.
b) Significant increase in credit risk
Aegon considers a financial instrument to have experienced a significant increase in credit risk when one or more of the following quantitative, qualitative or backstop criteria have been met:

Asset class	Quantitative criteria	Qualitative criteria	Backstop criteria

Commercial mortgages	Relative change in Forward-in-Time Probability of Default	None	60 days past due backstop

Private loans	Relative changes in rating	Watchlist approach	No other backstop applied

Debt securities	Relative changes in rating	Watchlist approach	No other backstop applied

Structured finance	Relative changes in rating	Watchlist approach	30 days past due backstop

Deposits with financial institutions	Relative changes in rating	Watchlist approach	No other backstop applied

Loan commitments	Defined as for the respective loans to which the commitment relates

Financial guarantees	Defined as for the respective loans to which the commitment relates
The quantitative factor(s) should indicate whether the credit risk of an instrument has increased significantly since initial recognition. When making this assessment, Aegon shall use the change in the risk of a default occurring over the expected life of the financial instrument. Aegon uses a mix of relative and absolute thresholds:

∎	The relative threshold measures the relative increase in credit risk since origination.

∎	The absolute threshold defines a stage for each rating and is mainly used when the rating at origination is not available or when an instrument is already in default.
The relative thresholds are defined in two steps:

∎	A PD-based statistical analysis is performed to determine an optimal PD threshold that provides the best predictor for default;

∎	The PD-based thresholds are translated in rating-based rules, which are more intuitive and practically applicable.

Annual Report on Form 20-F 2023 | 189

About Aegon Governance and risk management Financial information Sustainability information

These PD thresholds can be translated into rating-based thresholds using standard Moody’s rating to PD mappings.
The difference between the PD at origination and the PD corresponding to the threshold determines the number of notches that the rating must drop by. E.g. for a one year old instrument with a one year remaining maturity this gives the following result:

PD amounts used by Aegon are bunched into ranges in below table. Each range contains the minimum and maximum of PDs on both financial and corporate assets of a
1-10
year term. As Aegon US represents the Group the best, PD amounts of Americas is presented below.

PD range 2023	Minimum	Maximum

AAA	0.0002	0.0024

AA	0.0003	0.0037

A	0.0007	0.0057

BBB	0.0020	0.0085

BB	0.0055	0.0085

B	0.0138	0.0308

CCC or lower	0.0205	1.0000

PD range 2022	Minimum	Maximum

AAA	0.0003	0.0016

AA	0.0004	0.0029

A	0.0011	0.0051

BBB	0.0030	0.0088

BB	0.0081	0.0172

B	0.0160	0.0436

CCC or lower	0.0279	1.0000
Quantitative criteria
For debt securities, private loans, structured finance securities and deposits with financial institutions the relative change of the credit rating is used as primary indicator to assess significant increase in credit risk, for this purpose external credit ratings are used.
Qualitative criteria
For debt securities, private loans, structured finance securities and deposits with financial institutions the watchlist approach is applied as an additional qualitative criterion.
The watchlist approach means exposure of instruments on the watchlist are intensively monitored. Financial assets are added to the watchlist based on if their relative change in fair value has surpassed a predetermined threshold:

∎	The fair value either drops to 80% and below the (amortized) cost price and stays there for six months; or

∎	The fair value falls by 20% over 3 months; or

∎	The fair value falls to 60% and below the (amortized) cost price.

 190  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 4

In relation to debt securities and private loans, where a watchlist is used to monitor credit risk, this assessment is performed at the counterparty level and on a periodic basis. The criteria used to identify SICR are monitored and reviewed periodically for appropriateness by the Group.
Backstop
A backstop is applied to exposures considered to have experienced a significant increase in credit risk if the borrower is more than 30 days past due on its contractual payments in case of structured finance and 60 days in case commercial mortgage loans. No backstop is applied to the other asset classes.
Aegon has used the low credit risk exemption for debt instruments. Debt instruments that have a credit rating which responds with “investment grade” (rating “BBB” or higher) are considered as having low credit risk. As such, external and internal credit ratings are used respectively for these assets to assess whether a significant increase in credit risk has occurred.
Low credit risk exemption is applied for staging purposes on instruments rated BBB and higher. (IFRS 9 provides an exception for financial instruments that have low credit risk at the reporting date, commonly referred to as the “low credit risk exemption” or LCRE, it is an exception to the general model where entities have an option not to assess whether credit risk has increased significantly since initial recognition if the credit risk is considered low.)
Loan commitments and financial guarantees
For loan commitments and financial guarantees, Aegon defines default in the same way as for the respective loan or financial instrument to which a commitment relates or a guarantee is issued for (considering the factors described above).
c) Definition of default and credit-impaired assets
Aegon assesses a financial instrument to be in default or credit-impaired using the following criteria:

Asset class	Quantitative criteria	Qualitative criteria

Commercial mortgages	90 days past due backstop	Foreclosure Sale at material credit-related economic loss
Debt securities and private loans	5 days past due backstop
Rating falling to “D” (external or internal)

Breach of significant covenants without reasonably supportable waiver obtained

Distressed restructuring taking place

Bankruptcy or an equivalent of an injunction for the obligor was filed

Obligor was classified as default internally

Deposits with financial institution	5 days past due backstop
Rating falling to “D” (external or internal)

Breach of significant covenants without reasonably supportable waiver obtained

Distressed restructuring taking place

Bankruptcy or an equivalent of an injunction for the obligor was filed

Obligor was classified as default internally

Structured securities	90 days past due backstop	Rating falling to “D” (external or internal) Loss coverage ratio (Ratio of credit-related losses to the par value of a debt security) is below 1
Receivables	90 days past due backstop
Loan commitments	Defined as for the respective loans to which the commitment relates	Defined as for the respective loans to which the commitment relates
Financial guarantee contracts	Defined as for the respective exposures to which the financial guarantee relates	Defined as for the respective exposures to which the financial guarantee relates
Distressed restructuring means material forgiveness, or postponements of principal, interest, or where relevant, fees which is likely to result in a diminished financial obligation.

Annual Report on Form 20-F 2023 | 191

About Aegon Governance and risk management Financial information Sustainability information

In addition to the criteria included in the table above, Aegon identifies other indicators of unlikeliness to pay, which include but are not limited to the following:

∎	a borrower’s sources of recurring income are no longer available to meet the payments of instalments;

∎	there are justified concerns about a borrower’s future ability to generate stable and sufficient cash flows;

∎	the borrower’s overall leverage level has significantly increased beyond applicable limits or there are justified expectations of such changes to leverage;

∎	for the exposures to an individual: default of a company fully owned by a single individual where this individual provided the institution with a personal guarantee for all obligations of a company;

∎	material fraud; or

∎	death of a client.
All the criteria above have been applied to the financial instruments held by Aegon and are consistent with the definition of default used for internal credit risk management purposes. The definition of default has been applied consistently to model the Probability of Default, Exposure at Default throughout the Aegon’s expected loss calculations.
An instrument is considered to no longer be in default (i.e. to have “cured”) when it no longer meets any of the default criteria for a consecutive period of six months and an assessment has shown the obligor is no longer unlikely to pay. This period of six months considers the likelihood of a financial instrument returning to default status after cure using different possible cure definitions.
d) Measuring ECL – inputs, assumptions and estimation techniques
The ECL is measured on either a
“12-month
basis” (Stage 1) or “lifetime basis” (Stages 2 and 3), depending on whether a significant increase in credit risk has occurred since initial recognition or whether an asset is considered to be credit-impaired.
The expected credit losses are the discounted product of the Probability of Default, Exposure at Default, and Loss Given Default, defined as follows:

∎	The PD represents the likelihood of a borrower defaulting on its financial obligation (as per “Definition of default and credit-impaired” above), either over the next 12 months (12M PD), or over the remaining lifetime (Lifetime PD) of the obligation.

∎	EAD is based on the amounts the Group expects to be owed at the time of default.

∎	Loss Given Default represents Aegon’s expectation of the extent of loss on a defaulted exposure. LGD varies by type of counterparty, type and seniority of claim and availability of collateral or other credit support. LGD is expressed as a percentage loss per unit of exposure at the time of default.
The discount rate used in the ECL calculation is the original effective interest rate or an approximation thereof.
The lifetime PD is calculated for a financial instrument that results in default by summing the probabilities of all future developments which end-up
in the ECL. All possible future developments are enumerated and for each future development a probability is calculated. The possibility of full prepayment is included among all possible future developments. For each possible future development the probability is estimated using statistical modeling techniques.
Forward-looking economic information is included in determining the
12-month
and lifetime ECL, and lifetime PD by using a set of variables describing the state of the macro economy as input in the calculation of the probability of default and prepayment.
As described above, and subject to using a maximum of a
12-month
PD for financial assets for which credit risk has not significantly increased, the Group measures ECL considering the risk of default over the maximum contractual period (including any borrower’s extension options) over which Aegon is exposed to credit risk, even if the Group considers a longer period.
There have been no significant changes in estimation techniques or significant assumptions made during the reporting period.

 192  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 4

e) Forward-looking information incorporated in the ECL models
The assessment of significant increase in credit risk (SICR) and the calculation of ECL both incorporate forward-looking information. Aegon has performed historical analysis and identified the key economic variables impacting credit risk and expected credit losses for each portfolio.
These economic variables and their associated impact on the ECL and Lifetime PD vary by financial instrument. Expert judgment has also been applied in this process. Forecasts of these economic variables (the “base economic scenario”) give the best estimate view of the economy over the next five years. After five years, to project the economic variables out for the full remaining lifetime of each instrument, a mean reversion approach has been used, which means that economic variables tend to either a long run average rate (e.g. for unemployment) or a long run average growth rate (e.g. GDP) over a period of three years. Statistical regression analysis has been performed to understand the impact changes in these macro-economic variables have had historically on default and prepayment rates.
Using the base scenario as a starting point, three macro-economic scenarios are generated by applying shocks to the macro-economic variables in a positive and negative direction, taking into account their correlation as historically observed, resulting in a positive, neutral and negative scenario. The shocks applied correspond to the historical average deviance from the long term mean observed in the best/worst 10% of the historically observed quarters. The ECL is calculated for each of the three scenarios, multiplied by the scenario weighting, and summed. The use of multiple economic scenarios ensures that the ECL represents the best estimate of expected credit loss and is not merely the credit loss in the most likely scenario.
As with any economic forecasts, the projections and likelihoods of occurrence are subject to a high degree of inherent uncertainty, and therefore, the actual outcomes may be significantly different to those projected. The Group considers these forecasts to represent its best estimate of the possible outcomes.
Economic variable assumptions
The most significant
period-end
assumptions used for the ECL estimate are set out below. The scenarios “base”, “upside”, and “downside” were used for all portfolios.

Economic variable assumptions, December 31, 2023		2024	2025	2026	2027	Units

Interest rates	Base	4.11	4.04	4.02	4.03	Interest Rates: 10-Year Treasury Constant Maturities, (% p.a., NSA 1) )

Interest rates	Upside	4.21	4.13	4.02	4.03	Interest Rates: 10-Year Treasury Constant Maturities, (% p.a., NSA 1) )

Interest rates	Downside	2.31	3.24	3.71	3.89	Interest Rates: 10-Year Treasury Constant Maturities, (% p.a., NSA 1) )

Unemployment rate	Base	4.03	4.06	3.97	3.94	(%, SA)

Unemployment rate	Upside	3.08	3.41	3.34	3.35	(%, SA)

Unemployment rate	Downside	7.56	6.90	5.70	4.88	(%, SA)

House Price Index	Base	400.12	393.70	394.21	403.50	Existing Single-Family Home Price: Median, (Ths. USD, SA)

House Price Index	Upside	419.87	423.62	428.16	439.72	Existing Single-Family Home Price: Median, (Ths. USD, SA)

House Price Index	Downside	339.91	347.29	352.66	363.59	Existing Single-Family Home Price: Median, (Ths. USD, SA)

Domestic GDP	Base	22,900.95	23,303.78	23,825.37	24,397.71	Bil. Ch. 2012 USD, SAAR 2)

Domestic GDP	Upside	23,354.42	23,883.09	24,451.63	25,020.82	Bil. Ch. 2012 USD, SAAR 2)

Domestic GDP	Downside	22,039.64	22,368.94	23,099.22	23,768.80	Bil. Ch. 2012 USD, SAAR 2)

Equity	Base	4,672.66	4,796.24	5,043.19	5,368.63	Standard & Poor’s (S&P); Moody’s Analytics Forecasted

Equity	Upside	4,950.59	5,058.20	5,256.09	5,490.26	Standard & Poor’s (S&P); Moody’s Analytics Forecasted

Equity	Downside	2,904.90	3,226.25	3,942.26	4,603.90	Standard & Poor’s (S&P); Moody’s Analytics Forecasted

1	NSA: National Security Agency
2	SAAR: Seasonally adjusted annual rate

Annual Report on Form 20-F 2023 | 193

About Aegon Governance and risk management Financial information Sustainability information

Economic variable assump- tions, December 31, 2022		2023	2024	2025	2026	Units

Interest rates	Base	3.94	3.86	3.86	3.99	Interest Rates: 10-Year Treasury Constant Maturities, (% p.a., NSA 1) )

Interest rates	Upside	4.04	3.96	3.86	3.98	Interest Rates: 10-Year Treasury Constant Maturities, (% p.a., NSA 1) )

Interest rates	Downside	2.13	2.59	3.34	3.78	Interest Rates: 10-Year Treasury Constant Maturities, (% p.a., NSA 1) )

Unemployment rate	Base	3.82	4.22	4.19	4.15	(%, SA)

Unemployment rate	Upside	3.04	3.33	3.59	3.53	(%, SA)

Unemployment rate	Downside	6.52	7.64	6.34	5.48	(%, SA)

House Price Index	Base	385.74	372.68	371.61	379.79	Existing Single-Family Home Price: Median, (Ths. USD, SA)

House Price Index	Upside	396.53	400.29	399.99	413.28	Existing Single-Family Home Price: Median, (Ths. USD, SA)

House Price Index	Downside	341.01	331.35	339.24	347.82	Existing Single-Family Home Price: Median, (Ths. USD, SA)

Domestic GDP	Base	20,410.05	20,741.30	21,301.03	21,891.77	Bil. Ch. 2012 USD, SAAR 2)

Domestic GDP	Upside	20,705.70	21,265.32	21,796.25	22,379.68	Bil. Ch. 2012 USD, SAAR 2)

Domestic GDP	Downside	20,009.19	19,956.30	20,566.77	21,238.89	Bil. Ch. 2012 USD, SAAR 2)

Equity	Base	4,343.49	4,498.93	4,655.70	4,905.28	Standard & Poor’s (S&P); Moody’s Analytics Forecasted

Equity	Upside	4,690.53	4,727.85	4,923.08	5,047.37	Standard & Poor’s (S&P); Moody’s Analytics Forecasted

Equity	Downside	3,062.99	2,836.89	3,326.54	4,000.34	Standard & Poor’s (S&P); Moody’s Analytics Forecasted

1	NSA: National Security Agency
2	SAAR: Seasonally adjusted annual rate
The weightings assigned to each economic scenario were as follows:

Weightings	Base	Upside	Downside

On December 31, 2023	40	30	30

On December 31, 2022	40	30	30
Other forward-looking considerations not otherwise incorporated within the above scenarios, such as the impact of any regulatory, legislative or political changes, have also been considered, but are not deemed to have a material impact, and therefore, no adjustment has been made to the ECL for such factors. This process is reviewed and monitored for appropriateness on a quarterly basis.
f)
Write-off
policy
The Group
writes-off
financial assets, in whole or in part, when it has exhausted all practical recovery efforts and has concluded there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include (i) ceasing enforcement activity; and (ii) where Aegon’s recovery method is foreclosing on collateral and the value of the collateral is such that there is no reasonable expectation of recovering in full.
The Group may
write-off
financial assets that are still subject to enforcement activity. The outstanding contractual amounts of such assets written-off
during 2023 is not material. The Group still seeks to recover amounts it is legally owed in full, but which have been partially written off due to no reasonable expectation of full recovery.
g) Modification of financial assets
The Group has the option to modify the terms of loans provided to customers due to commercial renegotiations, or for distressed loans, with a view to maximizing recovery. Such restructuring activities include extended payment term and penalty interest arrangements. Restructuring policies and practices are based on indicators or criteria which, in the judgment of management, indicate that payment will most likely continue. These policies are kept under continuous review.
The risk of default of such assets after modification is assessed at the reporting date and compared with the risk under the original terms at initial recognition, when the modification is not substantial and so does not result in derecognition of the original asset. The Group monitors the subsequent performance of modified assets. Aegon may determine that the credit risk has significantly improved after restructuring, so that the assets are moved from Stage 3 or Stage 2 (Lifetime ECL) to Stage 1
(12-month
ECL) (see note 4.2.6(a) for details of the Group ECL staging classification). This is only the case for assets which have performed in accordance with the new terms for three consecutive months or more. The gross carrying amount of such assets held on December 31 2023 was EUR 0 million (2022: EUR 0 million).

 194  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 4

ECL developments in the reporting period
Aegon regularly monitors industry sectors and individual debt securities for sources of changes in the ECL allowance.
These sources may include one or more of the following:

∎	Transfers between Stages 1, 2 and 3 due to financial instruments experiencing significant increases (or decreases) of credit risk or becoming credit-impaired in the period, and the consequent “step up” (or “step down”) between
12-month
and lifetime ECL;

∎	Additional allowances for new financial instruments recognized during the period, as well as releases for financial instruments de-recognized in the period;

∎	Impact on the measurement of ECL due to changes in PDs, EADs and LGDs in the period, arising from regular refreshing of inputs to models;

∎	Impacts on the measurement of ECL due to changes made to models and assumptions;

∎	Discount unwind within ECL due to the passage of time, as ECL is measured on a present value basis;

∎	Foreign exchange retranslations for assets denominated in foreign currencies and other movements; and,

∎	Financial assets derecognized during the period and write-offs of allowances related to assets that were written off during the period.
In addition, for asset-backed securities, cash flow trends and underlying levels of collateral are monitored. Furthermore, quality ratings of investment portfolios are based on a composite of the main rating agencies (S&P, Moody’s and Fitch) and Aegon’s internal rating of the counterparty. The following tables explain the changes in the loss allowance changes between the beginning and the end of the annual period due to these factors:

	2023

	ECL staging

	Stage 1	Stage 2	Stage 3

Debt securities	12-month ECL	Lifetime ECL not credit-impaired	Lifetime ECL credit-impaired	Purchased credit impaired	Total

Loss allowance on January 1	(156)	(32)	(86)	(1)	(276)

Transfers:

- Transfer from Stage 1 to Stage 2	2	(2)	-	-	-

- Transfer from Stage 1 to Stage 3	2	-	(2)	-	-

- Transfer from Stage 2 to Stage 1	(3)	3	-	-	-

- Transfer from Stage 2 to Stage 3	-	3	(3)	-	-

- Transfer from Stage 3 to Stage 2	-	(4)	4	-	-

- Transfer from Stage 3 to Stage 1	(39)	-	39	-	-

Impact on year-end ECL of exposures transferred between stages during the year	36	(2)	(39)	-	(5)

Financial assets derecognized during the period	26	3	44	-	73

New financial assets originated or purchased	(16)	(1)	(9)	-	(26)

Change in models	(5)	6	(14)	(1)	(13)

Net exchange differences	5	1	2	-	9

Loss allowance on December 31	(147)	(25)	(64)	(2)	(238)

Annual Report on Form 20-F 2023 | 195

About Aegon Governance and risk management Financial information Sustainability information

	2022

	ECL staging

	Stage 1	Stage 2	Stage 3

Debt securities	12-month ECL	Lifetime ECL not credit-impaired	Lifetime ECL credit- impaired	Purchased credit impaired	Total

Loss allowance on January 1	(161)	(13)	(38)	(2)	(214)

Transfers:

- Transfer from Stage 1 to Stage 2	7	(7)	-	-	-

- Transfer from Stage 1 to Stage 3	3	-	(3)	-	-

- Transfer from Stage 2 to Stage 1	(10)	10	-	-	-

- Transfer from Stage 2 to Stage 3	-	1	(1)	-	-

- Transfer from Stage 3 to Stage 2	-	(8)	8	-	-

- Transfer from Stage 3 to Stage 1	(21)	-	21	-	-

Impact on year-end ECL of exposures transferred between stages during the year	26	(16)	(82)	-	(72)

Financial assets derecognized during the period	33	6	20	-	58

New financial assets originated or purchased	(29)	(2)	(24)	-	(56)

Change in models	5	(2)	16	1	20

Net exchange differences	(11)	(1)	(2)	-	(13)

Transfers to disposal groups	1	-	-	-	1

Loss allowance on December 31	(156)	(32)	(86)	(1)	(276)
The ECL allowance for debt securities measured at FVOCI of EUR 237 million (December 2022: EUR 276 million) does not reduce the carrying amount of these investments (which are measured at fair value) but gives rise to an equal and opposite gain in OCI.
Expected credit losses on mortgage loans increased by EUR (14) million to EUR (26) million as per December 2023 (2022: (12) million). The increase in expected credit losses was mainly due to Change in models (14) million (2022: EUR 10 million). The majority of the expected credit losses recognized are in Stage 1 EUR (24) million (2022: EUR (12) million).
In 2022 all Private loans and Other loans and relared expected credit losses were transferred to disposal groups. Upon completion of the a.s.r. transaction all Private loans and Other loans and related expected credit losses were derecognized.
Based on the tables above, the following is a reconciliation of the loss allowance movements with an impact on the income statement with the net impairment charge presented in the income statement. Other represents impairment charges on asset types which are not individually material.

	2023	2022

Mortgage loans measured at amortized cost	(15)	10

Debt securities measured at FVOCI	(44)	(108)

Other	(60)	(41)

Net impairment charge in P&L	(119)	(138)

  196 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 4

The following table further explains changes in the gross carrying amount / market value of the financial assets and their significance to the changes in the loss allowance for the same portfolio as discussed above:

	2023

	ECL staging

	Stage 1	Stage 2	Stage 3

Mortgage loans	12-month ECL	Lifetime ECL not credit-impaired	Lifetime ECL credit-impaired	Purchased credit impaired	Total

Gross carrying amount on January 1	10,416	2	-	-	10,418

Transfers:

- Transfer from Stage 1 to Stage 2	(39)	39	-	-	-

Financial assets derecognized during the period other than write-offs	(566)	(5)	-	-	(571)

New financial assets originated or purchased	691	-	-	-	691

Net exchange differences	(354)	(1)	-	-	(355)

Gross carrying amount on December 31	10,147	35	-	-	10,182

(-) Expected credit losses on December 31	(24)	(1)	-	-	(26)

Net carrying amount on December 31	10,123	33	-	-	10,156

	2022

	ECL staging

	Stage 1	Stage 2	Stage 3

Mortgage loans	12-month ECL	Lifetime ECL not credit-impaired	Lifetime ECL credit-impaired	Purchased credit impaired	Total

Gross carrying amount on January 1	24,032	391	14	-	24,437

Transfers:

- Transfer from Stage 1 to Stage 2	(508)	508	-	-	-

- Transfer from Stage 1 to Stage 3	(1)	-	1	-	-

- Transfer from Stage 2 to Stage 1	29	(29)	-	-	-

Financial assets derecognized during the period other than write-offs	(2,456)	(62)	(3)	-	(2,521)

New financial assets originated or purchased	3,738	109	-	-	3,848

Amortizations through income statement	(2)	-	-	-	(2)

Realized gains and losses through income statement	36	-	-	-	36

Net exchange differences	615	2	-	-	617

Other movements	(1,474)	-	-	-	(1,474)

Transfer to/from other headings	(2)	-	-	-	(2)

Transfers to disposal groups	(13,590)	(918)	(13)	-	(14,521)

Gross carrying amount on December 31	10,416	2	-	-	10,418

(-) Expected credit losses on December 31	(12)	-	-	-	(12)

Net carrying amount on December 31	10,405	2	-	-	10,407
Other movements includes the elimination of movements connected to Aegon the Netherlands after the completion of the sale.

Annual Report on Form 20-F 2023 | 197

About Aegon Governance and risk management Financial information Sustainability information

	2023

	ECL staging

	Stage 1	Stage 2	Stage 3

Debt securities	12-month ECL	Lifetime ECL not credit-impaired	Lifetime ECL credit-impaired	Purchased credit impaired	Total

Gross carrying amount on January 1	50,666	413	403	125	51,607

Transfers:

- Transfer from Stage 1 to Stage 2	(80)	80	-	-	-

- Transfer from Stage 1 to Stage 3	(45)	-	45	-	-

- Transfer from Stage 2 to Stage 3	-	(23)	23	-	-

- Transfer from Stage 3 to Stage 2	-	6	(6)	-	-

- Transfer from Stage 2 to Stage 1	76	(76)	-	-	-

- Transfer from Stage 3 to Stage 1	59	-	(59)	-	-

Financial assets derecognized during the period other than write-offs	(7,836)	(83)	(111)	(27)	(8,057)

New financial assets originated or purchased	3,672	37	22	-	3,731

Unrealized gains/losses through equity	1,488	16	1	(10)	1,495

Amortizations through income statement	113	-	19	17	148

Net exchange differences	(1,637)	(13)	(12)	(4)	(1,666)

Other movements	(9)	-	-	-	(9)

Transfer to/from other headings	(6)	-	-	-	(6)

Gross carrying amount on December 31	46,461	357	325	100	47,242

Expected credit losses on December 31	(147)	(25)	(64)	(2)	(237)

	2022

	ECL staging

	Stage 1	Stage 2	Stage 3

Debt securities	12-month ECL	Lifetime ECL not credit-impaired	Lifetime ECL credit-impaired	Purchased credit impaired	Total

Gross carrying amount on January 1	70,132	259	433	150	70,974

Transfers:

- Transfer from Stage 1 to Stage 2	(228)	228	-	-	-

- Transfer from Stage 1 to Stage 3	(77)	-	77	-	-

- Transfer from Stage 2 to Stage 3	-	(15)	15	-	-

- Transfer from Stage 3 to Stage 2	-	2	(2)	-	-

- Transfer from Stage 2 to Stage 1	33	(33)	-	-	-

- Transfer from Stage 3 to Stage 1	6	-	(6)	-	-

Financial assets derecognized during the period other than write-offs	(11,855)	(47)	(112)	(30)	(12,043)

New financial assets originated or purchased	6,411	45	45	-	6,501

Unrealized gains/losses through equity	(16,599)	(94)	(123)	(26)	(16,842)

Amortizations through income statement	267	2	38	20	327

Movements related to fair value hedges	(12)	-	-	-	(12)

Net exchange differences	4,525	15	29	10	4,580

Other movements	(52)	50	10	-	7

Transfers to disposal groups	(1,884)	-	-	-	(1,884)

Gross carrying amount on December 31	50,666	413	403	125	51,607

Expected credit losses on December 31	(156)	(32)	(86)	(1)	(276)
The total amount of undiscounted ECL at initial recognition for purchased or originated credit-impaired financial assets recognized during the period was EUR EUR 2 million (2022: EUR 1 million).

  198 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 4

Sensitivity on ECL to future-economic conditions
ECL are sensitive to judgments and assumptions made regarding the formulation of forward looking scenarios and how such scenarios are incorporated into the calculations. Management performs a sensitivity analysis on the ECL recognized on material classes of its assets. As ECL is not material at the end of 2023 and 2022, sensitivity on ECL is being assessed to be not material for 2023 and 2022 either.
4.3 Market risk
Market risk is the risk that changes in market prices (e.g. foreign exchange rates, interest rates) will affect the fulfillment cash flows of insurance and reinsurance contracts as well as the fair value or future cash flows of financial instruments. The objective of market risk management is to control exposures within acceptable parameters while optimizing the return on risk.
Aegon’s management of market risk comprises equity price risk, interest rate risk and currency risk.
4.3.1 Equity market risk and other investments risk
Fluctuations in the equity, real estate and capital markets have affected Aegon’s profitability, capital position and sales of equity related products in the past and may continue to do so. Exposure to equity, real estate and capital markets exists in both assets and liabilities. Asset exposure exists through direct equity investment, where Aegon bears all or most of the volatility in returns and investment performance risk. Equity market exposure is also present in insurance and investment contracts for policyholders where funds are invested in equities, backing variable annuities, unit-linked products and mutual funds. Although most of the risk remains with the policyholder, lower investment returns can reduce the asset management fee earned by Aegon on the asset balance in these products. In addition, some of this business has minimum return or accumulation guarantees.
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
The equity, real estate and other
non-fixed-income
portfolio of Aegon is as follows:

Equity, real estate and non-fixed income exposure	Americas	United Kingdom	International	Asset Management	Holding and other activities	Total 2023	1)

Equity funds	133	-	-	9	-	141

Common shares 1)	106	14	5	-	-	126

Preferred shares	29	-	-	-	-	29

Investments in real estate	38	-	17	-	-	55

Hedge funds	6	-	-	-	-	6

Other alternative investments	2,404	-	-	-	-	2,404

Other financial assets	1,856	772	4	1	-	2,633

On December 31	4,573	786	27	10	-	5,395

1	Common shares in Holding and other activities includes the elimination of treasury shares in the general account for an amount of EUR nil million.

Equity, real estate and non-fixed income exposure	Americas	United Kingdom	International	Asset Management	Holding and other activities	Total 2022	1)

Equity funds	141	-	3	7	-	151

Common shares 1)	148	25	5	-	1	179

Preferred shares	26	-	-	-	-	26

Investments in real estate	42	-	17	-	-	59

Hedge funds	10	-	-	-	-	10

Other alternative investments	2,169	-	-	-	-	2,169

Other financial assets	1,904	531	5	1	-	2,441

On December 31	4,440	556	30	9	1	5,035

1	Common shares in Holding and other activities includes the elimination of treasury shares in the general account for an amount of EUR nil million.

Annual Report on Form 20-F 2023 | 199

About Aegon Governance and risk management Financial information Sustainability information

Market risk concentrations – shares	Americas	United Kingdom	International	Asset Management	Total 2023

Communication	2	-	-	-	2

Consumer	4	-	-	-	4

Financials	136	-	5	-	142

Funds	30	14	-	-	45

Industries	11	-	-	-	11

Other	84	-	4	9	97

On December 31	267	14	10	9	300

Market risk concentrations – shares	Americas	United Kingdom	International	Asset Management	Total 2022

Communication	2	-	-	-	2

Consumer	13	-	-	-	13

Financials	154	-	5	-	159

Funds	19	25	-	-	45

Industries	4	-	-	-	4

Other	123	-	4	7	135

On December 31	315	25	10	7	358
The table that follows sets forth the closing levels of certain major indices at the end of the last five years.

	2023	2022	2021	2020	2019

S&P 500	4,770	3,840	4,766	3,756	3,231

Nasdaq	15,011	10,466	15,645	12,888	8,973

FTSE 100	7,733	7,452	7,385	6,461	7,542

AEX	787	689	798	625	605
An analysis of Aegon’s sensitivity to a 10% and 25% increase or decrease in equity prices at the reporting date, assuming that all other variables remain constant, is presented below.

	2023			2022

Estimated approximate effects on:	CSM	Net result	Shareholders’ equity	CSM	Net result	Shareholders’ equity

Equity 10% increase

Financial instruments		(5)	(13)		(10)	29

Insurance and reinsurance assets	-	(271)	(265)	-	(325)	(320)

Insurance and reinsurance liabilities	310	422	397	291	415	397

Equity 10% decrease

Financial instruments		4	11		16	(28)

Insurance and reinsurance assets	-	229	225	-	344	340

Insurance and reinsurance liabilities	(316)	(465)	(431)	(274)	(522)	(509)

Equity 25% increase

Financial instruments		(31)	(50)		(43)	59

Insurance and reinsurance assets	-	(737)	(721)	-	(699)	(690)

Insurance and reinsurance liabilities	775	1,035	989	723	917	872

Equity 25% decrease

Financial instruments		35	53		55	(53)

Insurance and reinsurance assets	-	965	945	-	1,010	997

Insurance and reinsurance liabilities	(804)	(1,499)	(1,434)	(618)	(1,539)	(1,505)
Equity sensitivities on CSM mainly relate to VFA products in US and UK and reflect the impact on the present value of future fee income triggered by changes in underlying asset values due to market changes.

  200 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 4

Equity sensitivities on Net result and Shareholders’ equity are not symmetric for increases and decreases of equity markets. This is mainly driven by the hedged VFA products within Variable Annuities in the US. In our sensitivity modelling we assume a level of hedge ineffectiveness thus generating a negative net impact here for both increased and decreased equity markets.
4.3.2 Interest rate risk
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
Aegon manages interest rate risk closely, taking into account all the complexity regarding policyholder behavior and management action. Aegon employs sophisticated interest rate measurement techniques and actively uses derivatives and other risk mitigation tools to closely manage its interest rate risk exposure. Aegon operates an Investment & Counterparty Risk policy that limits the amount of interest rate risk to which the Group is exposed. All derivative use is governed by Aegon’s Derivative Use Policy. A detailed description on the use of derivatives within Aegon is included in note 20 Derivatives.
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
The following table shows interest rates at the end of each of the last five years.

	2023	2022	2021	2020	2019

3-month US LIBOR	5.59%	4.77%	0.21%	0.24%	1.91%

3-month EURIBOR	3.91%	2.13%	(0.57%)	(0.55%)	(0.38%)

10-year US Treasury	3.86%	3.83%	1.78%	0.91%	1.91%

10-year Dutch government	2.32%	2.91%	(0.03%)	(0.48%)	(0.06%)

Annual Report on Form 20-F 2023 | 201

About Aegon Governance and risk management Financial information Sustainability information

An analysis of Aegon’s sensitivity to a 100 basis points parallel increase or decrease in market interest rates at the reporting date, assuming that all other variables remain constant, is presented below:

	2023			2022

Estimated approximate effects on:	CSM	Net result	Shareholders’ equity	CSM	Net result	Shareholders’ equity

100 bps increase - Yield curve

Financial instruments		(114)	(652)		(153)	(605)

Insurance and reinsurance assets	(4)	(1,029)	(3,876)	(2)	(1,217)	(4,190)

Insurance and reinsurance liabilities	126	1,008	4,158	185	1,149	4,123

100 bps decrease - Yield curve

Financial instruments		35	655		55	570

Insurance and reinsurance assets	6	1,258	4,625	4	1,482	5,149

Insurance and reinsurance liabilities	(133)	(1,306)	(5,303)	(208)	(1,480)	(5,527)
The exposures of our different products vary and in particular we have a number of asymmetric exposures. This is mainly explained by some of the US products:

∎	For a number of products (e.g. our Stable Value Solutions and parts of the Universal Life products) we have stable surrender values alongside stable crediting rates which mean that as interest rates rises it becomes more attractive in the short term for customers to lapse their policies and due to the market movements this leads to increased losses. There are also asymmetries from accounting rules of IFRS, where decreases in interest rates which turn SVS liabilities negative will be floored at zero based on IFRS 9 rules applied to these contracts.

∎	For other longer duration products such as Long Term Care and Unit Linked products with Non Lapse or secondary guarantees, we have a natural convexity, meaning we are more exposed to interest rates falling, which results in adverse sensitivities on these products than to interest rates rising which are positive. This is because we still expect to receive premiums over the next 10 to 20 years but will continue to pay claims for many years thereafter.
The interaction of these two factors with the more symmetrical exposures on other products results in our overall sensitivities showing an adverse impact to both rising and falling interest rates.
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
In order to prepare for the IBOR transition all Aegon units have written transition plans containing among others project solutions and actions, timelines and ownership to ensure timely preparation and implementation. Actions have been completed in accordance with these transition plans.
There are no plans for the discontinuation for EURIBOR and appropriate fallback language has been implemented for derivatives via the International Swaps and Derivatives Association (“ISDA”) fallback protocol and rulebook changes by the clearing houses.
In July 2020 the discount rates of EUR cleared derivatives switched from EONIA to
€
STR which impacted the valuation of derivatives for which compensation was exchanged. All EUR Credit Support Annex (“CSA”) which have positions outstanding have been amended from EONIA to
€
STR discounting. In the United States, the cleared market has switched discount rates from Fed Funds to SOFR in October 2020. The switch in discount rates is expected to lead to increased liquidity in the new risk free rates.

  202 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 4

Aegon recognizes that the reform of IBORs and any transition to replacement rates entail risks for all our businesses across our assets and liabilities. These risks include, but are not limited to:

∎	Legal risks, as Aegon is required to make changes to documentation for new and existing transactions, such as funding instruments issued with an IBOR reference and derivatives held with an IBOR reference;

∎	Financial risks, arising from any changes in the valuation of financial instruments linked to benchmark rates, such as derivatives and floating rate notes, issued by, or invested in by Aegon;

∎	Pricing risks, as changes to benchmark indices could impact pricing mechanisms on some funding instruments or investments;

∎	Operational risks, due to the potential requirement to adapt informational technology systems, trade reporting infrastructure and operational processes; and

∎	Conduct risks, relating to communication with potential impact on Aegon’s customers, and engagement during the transition period.
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
The table below summarize the exposures of
non-derivative
financial assets and
non-derivative
liabilities that yet have to transition to alternative benchmark rates.

	2023		2022

Non derivative financial instruments to transition to alternative benchmark	Financial assets non-derivatives	Financial liabilities non-derivatives	Financial assets non-derivatives	Financial liabilities non-derivatives

By benchmark rate

GBP LIBOR	27	-	27	-

USD LIBOR	66	-	814	1,218

Total	93	-	841	1,218
During 2023 all derivative financial instruments with USD Libor as a benchmark rate, with a total nominal value of EUR 39,752, transitioned to an alternative benchmark rate. There are no remaining derivative financial instruments to be transitioned to an alternative benchmark rate.
4.3.3 Currency exchange rate risk
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
Aegon operates an Investment & Counterparty Risk Policy which applies currency risk exposure limits both at Group and regional levels, and under which direct currency speculation or program trading by country units is not allowed unless explicit approval has been granted by the Group Risk and Capital Committee and the CEO. Assets should be held in the functional currency of the business written or hedged back to that currency. Where this is not possible or practical, remaining currency exposure should be sufficiently documented and limits are placed on the total exposure at both group level and for individual country units.

Annual Report on Form 20-F 2023 | 203

About Aegon Governance and risk management Financial information Sustainability information

Information on Aegon’s historical net result and shareholders’ equity in functional currency are shown in the table below:

	2023	2022

Net result

Americas (in USD)	(266)	562

United Kingdom (in GBP)	26	57

Equity in functional currency

Americas (in USD)	3,690	3,456

United Kingdom (in GBP)	1,256	1,373
The summary quantitative information about Aegon’s exposure to currency risk arising from insurance and reinsurance contracts and financial instruments was as follows:

	2023					2022

	EUR	GBP	USD	Other	Total	EUR	GBP	USD	Other	Total
Financial instruments - assets	722	1,713	70,557	928	73,921	733	1,501	73,745	1,493	77,471

Financial instruments - liabilities	2,823	40,242	38,387	-	81,452	3,304	32,595	39,781	-	75,681

Insurance and reinsurance contract - assets	7	2	16,744	39	16,793	5	369	16,557	45	16,976

Insurance and reinsurance contract - liabilities	715	61,922	130,886	6,124	199,648	690	58,676	130,991	7,088	197,445
The exchange rates for US dollar and UK pound per euro for each of the last five year ends are set forth in the table below:

Closing rates	2023	2022	2021	2020	2019
USD	1.10	1.07	1.14	1.22	1.12

GBP	0.87	0.89	0.84	0.90	0.85
Aegon Group companies’ foreign currency exposure from monetary assets and liabilities denominated in foreign currencies (that is, other than the entity’s functional currency), is not material.
Sensitivity analysis of net result and shareholders’ equity to translation risk
The sensitivity analysis in the following table shows an estimate of the translation effect of movements in the exchange rates of functional currencies of foreign subsidiaries against the euro presentation currency of the Group’s financial statements, on net income and shareholders’ equity.

Movement of markets 1)	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity

2023

Increase by 15% of USD currencies relative to the euro	(27)	769

Increase by 15% of GBP currencies relative to the euro	(2)	264

Increase by 15% of non-euro currencies relative to the euro	(49)	1,145

Decrease by 15% of USD currencies relative to the euro	20	(569)

Decrease by 15% of GBP currencies relative to the euro	2	(195)

Decrease by 15% of non-euro currencies relative to the euro	36	(847)

2022

Increase by 15% of USD currencies relative to the euro	116	761

Increase by 15% of GBP currencies relative to the euro	4	281

Increase by 15% of non-euro currencies relative to the euro	108	1,190

Decrease by 15% of USD currencies relative to the euro	(86)	(562)

Decrease by 15% of GBP currencies relative to the euro	(3)	(208)

Decrease by 15% of non-euro currencies relative to the euro	(80)	(880)

1	The effect of currency exchange movements is reflected as a one-time shift up or down in the value of the non-euro currencies relative to the euro on December 31.

  204 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 4

4.4 Liquidity risk
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
Aegon held EUR 19,399 million of investments in cash, money market products and government bonds that are readily saleable or redeemable on demand, which excludes the investment of the disposal group (2022: EUR 17,166 million). The Group expects to meet its obligations, even in a stressed liquidity event, from operating cash flows and the proceeds of maturing assets as well as these highly liquid assets. Further, the Group has access to back-up
credit facilities, as disclosed in note 31 Borrowings, amounting to EUR 2,623 million which were unused at the end of the reporting period (2022: EUR 3,435 million).
The maturity analysis below shows the remaining contractual maturities of each category of financial liabilities (including coupon interest). When the counterparty has a choice of when an amount is paid, the liability is included on the basis of the earliest date on which it can be required to be paid. Financial liabilities that can be required to be paid on demand without any delay are reported in the category “On demand.” If there is a notice period, it has been assumed that notice is given immediately and the repayment has been presented at the earliest date after the end of the notice period. When the amount payable is not fixed, the amount reported is determined by reference to the conditions existing at the reporting date. For example, when the amount payable varies with changes in an index, the amount disclosed may be based on the level of the index at the reporting date.
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
Aegon’s liquidity management is based on expected claims and benefit payments rather than on the contractual maturities. The projected cash benefit payments in the table below (maturity analysis - insurance and reinsurance contracts) are based on management’s best estimates of the expected gross benefits and expenses, partially offset by the expected gross premiums, fees and charges relating to the existing business in force. Estimated cash benefit payments are based on mortality, morbidity and lapse assumptions based on Aegon’s historical experience, modified for recently observed trends. Actual payment obligations may differ if experience varies from these assumptions. The cash benefit payments are presented on an undiscounted basis and are before deduction of tax and before reinsurance.
The following table (maturity analysis - financial instruments) details the Group’s liquidity analysis for its derivative financial instruments, based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis, and the undiscounted gross inflows and outflows on those derivatives that require gross settlement.
For maturity information on other obligations, please see note 39 Commitments and contingencies.

Annual Report on Form 20-F 2023 | 205

About Aegon Governance and risk management Financial information Sustainability information

Maturity analysis - insurance and reinsurance contracts
The following tables provides a maturity analysis of Aegon’s insurance and reinsurance contracts, which reflects the dates on which the cash flows are expected to occur. The cash flows presented below represent the undiscounted best estimate liability for the relevant periods.

Undiscounted best estimate liability (i.e. Remaining contractual undiscounted net cash flows)	< 1 yr amount	1 < 2 yrs amount	2 < 3 yrs amount	3 < 4 yrs amount	4 < 5 yrs amount	> 5 yrs amount	Total amount

2023

Insurance contracts:

- Direct participating contracts	8,737	8,287	8,186	7,823	7,187	127,351	167,571

- Without direct participation contracts	9,105	8,651	8,041	7,541	6,960	103,939	144,237

Investment contracts with DPF:

- Direct participating contracts	1,717	1,637	1,788	1,732	1,511	21,407	29,793

Reinsurance contracts held, in a liability position	46	43	41	39	39	1,370	1,578

Total	19,605	18,618	18,056	17,136	15,698	254,067	343,179

2022

Insurance contracts:

- Direct participating contracts	7,900	8,062	7,876	7,475	7,319	136,457	175,089

- Without direct participation contracts	4,313	3,619	3,350	3,217	3,201	141,794	159,494

Investment contracts with DPF:

- Direct participating contracts	1,764	1,894	1,835	1,615	1,590	20,934	29,632

Reinsurance contracts held, in a liability position	18	18	18	18	19	782	874

Total	13,996	13,594	13,079	12,325	12,129	299,967	365,089

Expected release of risk adjustment	< 1 yr amount	1 < 2 yrs amount	2 < 3 yrs amount	3 < 4 yrs amount	4 < 5 yrs amount	> 5 yrs amount	Total amount

2023

Insurance contracts:

- Direct participating contracts	30	35	32	29	29	413	568

- Without direct participation contracts	72	63	60	57	58	2,373	2,683

Investment contracts with DPF:

- Direct participating contracts	9	12	10	8	9	81	128

- Without direct participation contracts	-	-	-	-	-	-	-

Reinsurance contracts held, in a liability position	(12)	(11)	(11)	(10)	(10)	(278)	(332)

Total	98	99	92	85	85	2,589	3,047

2022

Insurance contracts:

- Direct participating contracts	28	28	25	25	25	383	514

- Without direct participation contracts	91	80	74	70	69	2,539	2,922

Investment contracts with DPF:

- Direct participating contracts	9	9	7	8	7	69	109

- Without direct participation contracts	-	-	-	-	-	-	-

Reinsurance contracts held, in a liability position	5	4	3	3	3	83	101

Total	133	120	110	106	104	3,073	3,646
No amount of the insurance contract liabilities are payable on demand (2022: 0).

  206 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 5

Maturity analysis – financial instruments

Maturity analysis – gross undiscounted contractual cash flows (for non-derivatives)	On demand	< 1 yr amount	1 < 2 yrs amount	2 < 3 yrs amount	3 < 4 yrs amount	4 < 5 yrs amount	< 5 yrs amount	Total amount

2023

Trust pass-through securities	-	9	9	88	3	3	71	184

Subordinated loans	-	111	83	83	83	63	3,158	3,579

Borrowings	-	123	1,057	726	48	48	1,140	3,143

Investment contracts	34,464	40,059	11	8	110	23	74	74,749

Lease liabilities	-	34	29	24	21	18	114	240

Other financial liabilities	4,582	930	52	7	-	4	-	5,575

2022

Trust pass-through securities	-	10	10	10	92	3	77	200

Subordinated loans	-	113	113	85	85	85	3,309	3,792

Borrowings	-	1,312	155	2,867	61	47	594	5,036

Investment contracts	32,104	32,452	9	16	13	117	113	64,824

Lease liabilities	-	35	32	26	21	19	117	251

Other financial liabilities	4,259	623	284	54	17	-	81	5,318

								2023

Maturity analysis relating to derivatives 1) (Contractual cash flows),	On demand	< 1 yr amount	1 < 2 yrs amount	2 < 3 yrs amount	3 < 4 yrs amount	4 < 5 yrs amount	> 5 yr amount	Total amount

Gross settled

Cash inflows	-	9,757	170	171	202	145	2,560	13,004

Cash outflows	-	(9,710)	(121)	(134)	(191)	(134)	(2,458)	(12,748)

Net settled

Cash inflows	-	282	253	260	286	341	7,509	8,930

Cash outflows	-	(560)	(224)	(244)	(266)	(271)	(12,248)	(13,813)

								2022

Maturity analysis relating to derivatives 1) (Contractual cash flows),	On demand	< 1 yr amount	1 < 2 yrs amount	2 < 3 yrs amount	3 < 4 yrs amount	4 < 5 yrs amount	> 5 yr amount	Total amount

Gross settled

Cash inflows	-	15,315	156	146	155	188	2,570	18,530

Cash outflows	-	(15,250)	(104)	(103)	(123)	(180)	(2,385)	(18,146)

Net settled

Cash inflows	-	1,552	1,295	1,060	964	933	10,039	15,843

Cash outflows	-	(1,937)	(1,285)	(1,037)	(962)	(934)	(17,914)	(24,068)
5 Segment information
Aegon’s operating segments are based on the businesses as presented in internal reports that are regularly reviewed by the
Executive Director
which is regarded as the chief operating decision maker. All reportable segments are involved in insurance or reinsurance business, asset management or services related to these activities. The reportable segments are:

∎	Americas : which covers business units in the United States, including any of the units’ activities located outside of the United States;

∎	The Netherlands : which covered businesses activities from Aegon the Netherlands (no longer a reporting segment following the completion of the transaction with a.s.r.);

∎	United Kingdom : which covers businesses activities from platform business and traditional insurance in the United Kingdom;

∎	International : which covers operations in Spain & Portugal, China, Brazil, Bermuda, Hong Kong, and Singapore including any of the units’ activities located outside these countries;

∎	Asset Management : which covers business activities from AAM Global Platforms and Strategic Partnerships;

∎	Holding and other activities : which includes financing, employee and other administrative expenses of holding companies.

Annual Report on Form 20-F 2023 | 207

About Aegon Governance and risk management Financial information Sustainability information

Aegon’s segment information is prepared by consolidating on a proportionate basis Aegon’s joint ventures and associated companies except for its
29.99
% stake in a.s.r.. The result of associate a.s.r. is included in Other income / (charges).
Performance Measure
Aegon uses the
non-IFRS
performance measure operating result. Similar as under the previous accounting policies, operating result reflects Aegon’s profit before tax from underlying business operations and mainly excludes components that relate to accounting mismatches that are dependent on market volatility, updates to best estimate actuarial and economic assumptions and model updates or events that are considered outside the normal course of business.
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
There have been changes in the calculation of the items excluded from operating result (fair value items, realized gains or losses on investments, impairment charges/reversals, other income or charges and share in earnings of joint ventures and associates - these items are further discussed below) due to the adoption of IFRS 9 and IFRS 17. For example:
∎	Fair value items have reduced significantly, reflecting fewer accounting mismatches under the new accounting policies.
∎	Realized gains/(losses) on investments now includes realized gains and losses on financial assets measured at amortized cost and financial assets classified at FVOCI.
∎	Impairment losses and reversals of impairment losses reflect the change in ECL for financial assets.
∎	Other
non-operating
results continue to include items that cannot be directly allocated to a specific line of business and items that are outside the normal course of business. It no longer includes all impacts of actuarial and economic assumption and model updates as most of these are recorded in CSM, but only:
∎	the impact of changes in actuarial assumptions and model updates on onerous contracts, and
∎	the impact of changes in financial assumptions and the passage of time on onerous groups of VFA contracts to which no risk mitigation is applied.
Fair value items
Fair value items include the following:
∎	Over- or underperformance of investments and guarantees held at fair value for which management’s best estimate investment return is included in operating result;
∎	Hedge ineffectiveness on hedge transactions, fair value changes on economic hedges without natural offset in earnings and for which no hedge accounting is applied and fair value movements on real estate are included under fair value items;
∎	Certain assets held by Aegon are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as investments in hedge funds, private equities, real estate (limited partnerships), convertible bonds and structured products;
∎	Certain products offered by Aegon Americas contain guarantees and are reported on a fair value basis and include the total return annuities and variable annuities. The earnings on these products are impacted by movements in equity markets and risk-free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings;
∎	Changes in value of VFA products that result in (a reversal of) onerous contracts;
∎	Changes in discount rates for General model insurance contracts, including the revaluation of changes in non-financial assumptions and experience adjustments that adjust CSM to current interest rates.

  208 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 5

Other income / (charges)
Other income / (charges) include the following:

∎	Items which cannot be directly allocated to a specific line of business;

∎	The impact of changes in actuarial assumptions and model updates on onerous contracts;

∎	The impact of changes in financial assumptions and the passage of time on onerous groups of VFA contracts to which no risk mitigation is applied, and;

∎	Items that are outside the normal course of business, including restructuring charges.
In the Consolidated income statement, for onerous contracts, actuarial assumption and model updates are included in “Insurance service result”. Restructuring charges are included in “Other operating expenses”.
Share in earnings of joint ventures and associates
Earnings from Aegon’s joint ventures in China, India, Spain & Portugal, and Aegon’s associates in France and United Kingdom are reported as part of operating result.
Segment results
The following table presents Aegon’s segment results.

Income statement - Operating result	Americas	The Nether- lands	1)	United Kingdom	International	Asset Manage- ment	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consoli- dated

Year ended December 31, 2023

Operating result	1,107	-		214	196	145	(173)	10	1,498	19	1,517

Fair value items	138	-		(76)	(1)	(8)	24	(1)	76	9	85

Realized gains / (losses) on investments	(683)	-		-	24	-	-	-	(659)	(30)	(689)

Impairment losses / (reversals)	(62)	-		-	(23)	-	(7)	-	(92)	2	(90)
Non-operating items	(607)	-		(76)	(1)	(8)	17	(1)	(675)	(19)	(695)

Other income / (charges)	(961)	(65)		(85)	(110)	(31)	110	2	(1,140)	(90)	(1,230)
Result before tax	(460)	(65)		52	85	106	(46)	11	(317)	(91)	(408)

Income tax (expense) / benefit	214	-		(23)	(69)	(36)	31	-	118	91	209

Net result	(246)	(65)		29	16	70	(14)	11	(199)	-	(199)

Inter-segment operating result	(569)	(48)		(75)	256	150	286

Revenues

Insurance contracts revenue

- Insurance contracts: direct part.	9,468	-		600	1,095	-	-	(51)	11,112	(1,490)	9,622

- Insurance contracts: without direct part.	-	-		-	700	-	-	-	700	-	700

Investment contracts with discretionary participation features revenue

- Insurance contracts: direct part.	-	-		64	-	-	-	-	64	-	64

- Insurance contracts: without direct part.	-	-		-	-	-	-	-	-	-	-
Insurance revenue	9,468	-		663	1,795	-	-	(51)	11,876	(1,490)	10,386

Interest revenue on financial instruments calculated using the effective interest method	3,108	-		58	87	2	90	(6)	3,339	(3)	3,336

Interest revenue on financial instruments measured at FVPL	339	-		486	1	-	-	-	826	-	826

Other investment income	14	-		1,818	104	14	498	(498)	1,950	(116)	1,833

Fee and commission income	1,653	-		214	34	632	-	(158)	2,376	(215)	2,160

Other revenues	-	-		-	37	1	-	-	38	(38)	-

Total revenues	14,582	-		3,239	2,058	649	589	(713)	20,404	(1,862)	18,541

Inter-segment revenues	49	-		-	1	172	500

1	The net result represents the standalone result of ‘The Netherlands’. After elimination, the remaining result is EUR (17). See note 45 Held for sale and discontinued operations for more details.

Annual Report on Form 20-F 2023 | 209

About Aegon Governance and risk management Financial information Sustainability information

On July 4, 2023, Aegon announced the completion of the combination of its Dutch pension, life and non-life
insurance, banking, and mortgage origination activities with a.s.r., and the beginning of its asset management partnership with a.s.r. As part of the transaction, Aegon received EUR 2.2 billion in cash proceeds and almost a 30% stake in a.s.r. In light of the transaction, Aegon the Netherlands is no longer reported as a separate segment, and its first half 2023 result is included in Other charges in the income statement.
The other charges of the Americas in 2023 are mainly due to unfavorable assumption updates and restructuring charges.

Income statement - Operating result	Americas	The Nether- lands	1)	United Kingdom	International	Asset Manage- ment	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consoli- dated

Year ended December 31, 2022

Operating result	1,433	-		211	202	193	(220)	(17)	1,802	(59)	1,743

Fair value items	(85)	-		(71)	38	(3)	(21)	(76)	(218)	8	(209)

Realized gains / (losses) on investments	(518)	-		-	30	-	7	-	(481)	(16)	(497)

Impairment losses / (reversals)	(78)	-		(11)	(14)	-	(18)	-	(122)	1	(121)

Non-operating items	(681)	-		(83)	54	(3)	(32)	(76)	(820)	(7)	(827)

Other income / (charges)	(117)	(1,373)		(64)	326	(19)	(118)	-	(1,365)	(19)	(1,384)

Result before tax	636	(1,373)		64	582	171	(371)	(93)	(384)	(85)	(469)

Income tax (expense) / benefit	(102)	-		2	(57)	(67)	68	-	(156)	85	(71)

Net result	533	(1,373)		67	526	104	(303)	(93)	(540)	-	(540)

Inter-segment operating result	(458)	(94)		(75)	236	188	203

Revenues

Insurance contracts revenue

- Insurance contracts: direct part.	10,174	-		628	967	-	-	(32)	11,736	(1,210)	10,526

- Insurance contracts: without direct part.	-	-		-	651	-	-	-	651	-	651

Investment contracts with discretionary participation features revenue

- Insurance contracts: direct part.	-	-		74	-	-	-	-	74	-	74

- Insurance contracts: without direct part.	-	-		-	-	-	-	-	-	-	-

Insurance revenue	10,174	-		701	1,618	-	-	(32)	12,461	(1,210)	11,251

Interest revenue on financial instruments calculated using the effective interest method	3,105	-		12	191	-	2	(5)	3,306	(3)	3,303

Interest revenue on financial instruments measured at FVPL	228	-		399	(3)	-	-	-	624	-	624

Other investment income	32	-		1,530	100	12	425	(425)	1,673	(110)	1,564

Fee and commission income	1,756	-		223	62	693	-	(187)	2,548	(254)	2,294

Other revenues	-	-		-	25	5	-	-	30	(30)	-
Total revenues	15,295	-		2,865	1,993	710	427	(648)	20,642	(1,607)	19,035

Inter-segment revenues	33	-		-	-	208	426

1
The net result represents the standalone result of ‘The Netherlands’. After elimination and considering the result included in the Holdings and other activities, the remaining result is EUR (1,746). See note 45 Held for sale and discontinued operations for more details

The Americas recorded other charges of EUR 117 million in 2022 mainly due to unfavorable assumption updates and restructuring charges.

  210 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 5

Operating result reconciliation
The reconciliation from operating result to result before tax, being the most comparable IFRS measure, is presented in the table below. For those items that cannot be directly reconciled to the respective notes, the explanation is provided below the table.

Presentation Non-operating items and other income/ (charges)	Note	2023	2022

Result before tax from continuing operations		(391)	827

Elimination of share in earnings of joint ventures and associates		(19)	59

Insurance revenue	6	(15)	1

Insurance service expenses	7	427	442

Net income / (expenses) on reinsurance held	8	(23)	(40)

Net fair value change of financial investments at fair value through profit or loss, other than derivatives	9.4 / 10.4	(224)	183

Net fair value change of derivatives		(7)	-

Realized gains and losses on financial investments	9.4 / 10.4	683	670

Net fair value change on investments in real estate	9.4 / 10.4	(2)	(1)

Impairment (losses) reversals	9.5 / 10.5	90	121

Insurance finance income / (expenses)	9	375	(614)

Net reinsurance finance income / (expenses) on reinsurance held	9	(85)	68

Investment contract income / (expenses)	10	(5)	(2)

Net fair value change on borrowings and other financial liabilities		-	(5)

Fee and commission income	12	(11)	(14)

Commissions and expenses	13	596	378

Other income	14	(18)	(341)

Other charges	14	79	-

Results of businesses disposed during reporting periods		48	70

Operating result		1,498	1,802

∎	Insurance service expenses are mainly driven by two items:

∎	Assumption changes on onerous contracts amounting to a loss of EUR 497 million (2022: loss of EUR 93 million), which is included in Other income / (charges).

∎	Change in value of VFA products that result in (a reversal of) onerous contracts, amounting to a gain of EUR 129 million (2022: loss of 273 million), which is included in Fair value items.

∎	Net income / (expenses) on reinsurance held mainly consist of assumption changes that relate to (a reversal of) underlying onerous contracts, amounting to a gain of EUR 31 million (2022: gain of EUR 38 million), which is included in Other income / (charges).

∎	Net fair value change of financial investments at fair value through profit or loss, other than derivatives reflects the over- or underperformance of investments and guarantees held at fair value for which the expecting long-term return is included in operating result.

∎	Insurance finance income / (expenses) mainly relate to changes in discount rates, amounting to a loss of EUR 354 million (2022: a gain of EUR 614 million), which is included in Fair value items.

∎	Net reinsurance finance income / (expenses) on reinsurance held relate to changes in discount rates, amounting to a gain of EUR 84 million (2022: loss of EUR 70 million), which is included in Fair value items.

∎	Commissions and expenses, which are included in Other income / (charges), relate to items which can cannot be directly allocated to a specific line of business and restructuring charges.

Annual Report on Form 20-F 2023 | 211

About Aegon Governance and risk management Financial information Sustainability information

Other selected income statement items

	Americas	United Kingdom	International	Asset Management	Holding and other activities	Total

2023

Amortization of deferred expenses and future servicing rights	24	2	1	6	-	33

Depreciation	64	12	5	2	14	97

Impairment losses / (reversals) on financial assets, excluding receivables	59	-	-	-	-	59

Impairment losses / (reversals) on non- financial assets and receivables	32	-	21	-	7	60

2022

Amortization of deferred expenses and future servicing rights	34	2	3	-	-	38

Depreciation	67	11	6	2	17	103

Impairment losses / (reversals) on financial assets, excluding receivables	78	-	13	-	-	92

Impairment losses / (reversals) on non- financial assets and receivables	17	11	-	-	18	46
Number of employees

Number of employees	Americas	United Kingdom	International	Asset Management	Holding and other activities	Total

2023

Number of employees - headcount	6,967	2,591	3,654	1,409	1,037	15,658

Of which Aegon’s share of employees in joint ventures and associates 1)	-	49	2,936	219	-	3,204

2022

Number of employees - headcount	6,153	2,621	4,281	1,464	958	15,478

Of which Aegon’s share of employees in joint ventures and associates	-	62	3,239	206	-	3,507

1	Excludes a.s.r. as the results of this associate is not included in Operating result

  212 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 5

Summarized assets and liabilities per segment

	Americas	United Kingdom	International	Asset manage- ment	Holding and other activities	Eliminations	Total

2023

Assets

Cash and Cash equivalents	1,042	200	106	246	2,479	-	4,074

Assets held for sale	-	432	-	-	-	-	432

Investments	161,715	102,795	1,678	176	18	-	266,382

Investments in joint ventures	-	-	1,034	397	-	-	1,430

Investments in associates	-	-	5	279	2,622	-	2,906

Reinsurance contract assets	16,563	2	5,656	-	-	(5,613)	16,608

Insurance contract assets	181	-	3	-	-	-	185

Deferred expenses	428	19	-	-	-	-	447

Other assets	6,486	1,818	183	359	8,095	(7,823)	9,118

Total assets	186,415	105,265	8,664	1,457	13,215	(13,436)	301,581

Liabilities

Reinsurance contract liabilities	396	-	211	-	-	-	608

Insurance contract liabilities	136,116	40,329	6,628	-	-	(5,626)	177,446

Investment contracts with discretionary participating features	-	21,594	-	-	-	-	21,594

Investment contracts without discretionary participating features	35,181	40,085	-	-	-	-	75,266

Liabilities held for sale / disposal groups	-	389	-	-	-	-	389

Other liabilities	11,257	1,418	219	397	3,660	(228)	16,723

Total liabilities	182,950	103,815	7,058	397	3,660	(5,854)	292,026

	Americas	The Nether- lands	United Kingdom	Interna- tional	Asset manage- ment	Holding and other activities	Elimina- tions	Total

2022

Assets

Cash and Cash equivalents	1,097	-	182	116	367	1,639	-	3,402

Assets held for sale	-	88,664	-	-	-	-	-	88,664

Investments	160,624	-	91,463	2,497	136	39	-	254,759

Investments in joint ventures	-	-	-	959	471	-	-	1,430

Investments in associates	-	11	-	20	129	16	(11)	165

Reinsurance contract assets	16,520	-	369	6,273	-	-	(6,223)	16,939

Insurance contract assets	36	-	-	-	-	-	-	36

Deferred expenses	432	-	20	-	-	-	-	452

Other assets	9,652	1,076	1,973	336	146	16,455	(14,774)	14,864

Total assets	188,362	89,751	94,007	10,201	1,249	18,148	(21,008)	380,711

Liabilities

Reinsurance contract liabilities	62	-	-	208	-	-	-	270

Insurance contract liabilities	137,195	(0)	37,621	7,570	-	-	(6,266)	176,120

Investment contracts with discretionary participating features	-	-	21,055	-	-	-	-	21,055

Investment contracts without discretionary participating features	32,788	-	32,440	-	-	-	-	65,227

Liabilities held for sale / disposal groups	-	84,183	-	-	-	-	-	84,183

Other liabilities	14,920	934	1,344	281	424	7,213	(2,196)	22,922

Total liabilities	184,965	85,117	92,460	8,059	424	7,213	(8,462)	369,777
Amounts included in the tables on investments are presented on an IFRS basis, which means that investments in joint ventures and associates are not consolidated on a proportionate basis. Instead, these investments are included on a single line using the equity method of accounting.

Annual Report on Form 20-F 2023 | 213

About Aegon Governance and risk management Financial information Sustainability information

Investments

	Americas	United Kingdom	International	Asset Management	Holding and other activities	Eliminations	Total

2023

Shares	267	16,192	23	9	-	-	16,491

Debt securities	47,547	6,916	1,295	52	-	-	55,811

Unconsolidated investment funds	92,520	74,719	173	-	-	-	167,411

Loans	10,156	2,269	3	-	18	-	12,446

Other financial assets	11,187	2,266	166	115	-	-	13,735

Investments in real estate	38	433	17	-	-	-	488
Total investments on balance sheet	161,715	102,795	1,678	176	18	-	266,382

Off-balance sheet investments third parties	225,090	135,270	3,711	195,304	-	-	559,375

Total revenue-generating investments	386,806	238,064	5,389	195,480	18	-	825,757

Investments

Financial assets measured at FVOCI

Backing insurance contracts without direct participation	42,973	-	1,439	-	-	-	44,412

Backing investment contracts without direct participation	5,854	-	-	-	-	-	5,854

Non-insurance related assets	-	-	1	97	-	-	98

Financial assets measured at FVPL

Backing direct participation insurance contracts	67,532	40,008	173	-	-	-	107,714

Backing insurance contracts without direct participation	9,696	1,243	27	-	-	-	10,967

Backing direct participation investment contracts	24,988	22,771	-	-	-	-	47,759

Backing investment contracts without direct participation	386	-	19	-	-	-	405

Non-insurance related assets	92	38,339	-	27	-	-	38,458
Financial assets measured at amortized cost	10,156	-	1	52	18	-	10,227

Investments in real estate	38	433	17	-	-	-	488
Total investments on balance sheet	161,715	102,795	1,678	176	18	-	266,382

Investments in joint ventures	-	-	1,034	397	-	-	1,430

Investments in associates	-	-	5	279	2,622	-	2,906

Other assets	24,700	2,470	5,948	606	10,575	(13,436)	30,863

Consolidated total assets	186,415	105,265	8,664	1,457	13,215	(13,436)	301,581

  214 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 5

	Americas	The Netherlands	United Kingdom	International	Asset Manage- ment	Holding and other activities	Eliminations	Total

2022

Shares	315	-	15,518	21	7	1	-	15,863

Debt securities	51,008	-	6,455	1,864	15	-	-	59,341

Unconsolidated investment funds	89,535	-	64,776	431	-	-	-	154,741

Loans	10,406	-	2,354	14	-	38	-	12,812

Other financial assets	9,318	-	1,917	150	114	-	-	11,500

Investments in real estate	42	-	443	17	-	-	-	502

Total investments on balance sheet	160,624	-	91,463	2,497	136	39	-	254,759

Off-balance sheet investments third parties	216,060	-	122,742	3,384	141,067	-	-	483,253

Total revenue-generating investments	376,684	-	214,205	5,881	141,203	39	-	738,013

Investments

Financial assets measured at FVOCI

Backing insurance contracts without direct participation	46,665	-	-	1,900	-	-	-	48,565

Backing investment contracts without direct participation	5,482	-	-	-	-	-	-	5,482

Non-insurance related assets	-	-	-	81	96	-	-	177

Financial assets measured at FVPL

Backing direct participation insurance contracts	66,344	-	36,843	140	-	-	-	103,327

Backing insurance contracts without direct participation	8,164	-	1,083	305	-	-	-	9,552

Backing direct participation investment contracts	23,191	-	22,262	-	-	-	-	45,453

Backing investment contracts without direct participation	285	-	-	47	-	-	-	331

Non-insurance related assets	46	-	30,832	-	40	1	-	30,918

Financial assets measured at amortized cost	10,406	-	-	9	-	38	-	10,453

Investments in real estate	42	-	443	17	-	-	-	502

Total investments on balance sheet	160,624	-	91,463	2,497	136	39	-	254,759

Investments in joint ventures	-	-	-	959	471	-	-	1,430

Investments in associates	-	11	-	20	129	16	(11)	165

Other assets	27,399	89,740	2,544	6,726	513	18,094	(20,658)	124,357

Consolidated total assets	188,023	89,751	94,007	10,201	1,249	18,148	(20,669)	380,711
Insurance, reinsurance and investment contracts with discretionary participation feature

Summarized assets and liabilities per segment	Americas	United Kingdom	International	Eliminations	Total

2023

Insurance contracts

Direct participating contracts	70,436	39,687	193	-	110,315

Without direct participation contracts	65,499	642	6,393	(5,626)	66,907

Contracts measured under the PAA	-	-	39	-	39

Investment contracts with DPF

Direct participating contracts	-	21,594	-	-	21,594

Insurance contracts and investment contracts without participation features	135,934	61,922	6,625	(5,626)	198,855

Reinsurance contracts held	16,166	2	5,445	(5,613)	16,000

Annual Report on Form 20-F 2023 | 215

About Aegon Governance and risk management Financial information Sustainability information

Summarized assets and liabilities per segment	Americas	United Kingdom	International	Eliminations	Total

2022

Insurance contracts

Direct participating contracts	69,163	36,694	187	-	106,044

Without direct participation contracts	67,996	927	6,944	(6,266)	69,600

Contracts measured under the PAA	-	-	439	-	439

Investment contracts with DPF

Direct participating contracts	-	21,055	-	-	21,055

Insurance contracts and investment contracts without participation features	137,159	58,676	7,570	(6,266)	197,139

Reinsurance contracts held	16,458	369	6,065	(6,223)	16,669
6 Insurance revenue

	2023		2022

Amounts related to changes in liability for remaining coverage	Insurance contracts	Investment contracts with DPF	Insurance contracts	Investment contracts with DPF

Expected insurance claims and expenses	8,383	32	9,092	49

Earnings released from contractual service margin	952	17	1,029	11

Release of risk adjustment for non-financial risk	340	15	320	14

Allocated portion of consideration that relates to recovery acquisition costs	558	-	545	-

Other	(39)	-	(42)	-

Contracts not measured under the PAA	10,195	64	10,944	74

Contracts measured under the PAA	127	-	233	-

Total Insurance revenue	10,322	64	11,178	74
The following table shows the revenue recognized on insurance and investments contracts with discretionary participating features by transition method. Other contracts comprise contracts transitioned under the full retrospective approach and contracts issued after the transition to IFRS 17.

Revenue recognized on contracts in-force on the transition date to IFRS 17	2023	2022

Insurance contracts

Related to contracts transitioned under the modified retrospective method	514	559

Related to contracts transitioned under the fair value approach	8,707	9,513

Other contracts	1,101	1,105

Total revenue reported in the period	10,322	11,178

Investment contracts with discretionary participating features

Related to contracts transitioned under the fair value approach	64	74

Total revenue reported in the period	64	74
7 Insurance service expenses

	2023		2022

	Insurance contracts	Investment contracts with DPF	Insurance contracts	Investment contracts with DPF

Incurred claims and other incurred insurance service expenses	(8,404)	(36)	(9,030)	(54)

Changes in fulfilment cash flows relating to incurred claims	(17)	-	8	-

Onerous contract losses (and reversals)	(1,079)	-	(1,247)	-

Amortization of insurance acquisition costs	(558)	-	(545)	-

Contracts not measured under the PAA	(10,058)	(36)	(10,815)	(54)

Contracts measured under the PAA	(132)	-	(228)	-

Total insurance service expenses	(10,190)	(36)	(11,043)	(54)

  216 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 8

8 Net income / (expenses) on reinsurance held

	2023	2022

Assumption changes that relate to (a reversal of) underlying onerous contracts	31	38

Experience adjustments that relate to (a reversal of) underlying onerous contracts	516	562

Release of the contractual service margin for services received	(26)	63

Release of risk adjustment for non-financial risk	(118)	(134)

Experience adjustments on current service	(217)	(280)

Changes in fulfilment cash flows relating to incurred claims	(2)	(12)

Loss on retrospective reinsurance (reinsurance purchased relating to incurred claims)	(17)	-

New contracts issued/acquired: loss on initial recognition of underlying contracts	12	31

Establishing of loss recovery component from onerous underlying contracts	7	8

Reversals of a loss-recovery component other than changes in the FCF of reinsurance contracts held	(3)	(2)

Contracts not measured under the PAA	181	274

Contracts measured under the PAA	1	1

Net income / (expenses) on reinsurance held	182	275

Annual Report on Form 20-F 2023 | 217

About Aegon Governance and risk management Financial information Sustainability information

9 Insurance net investment result

		Insurance contracts		Investment contracts with DPF	2023

	Note	Direct Part	Without direct part.	Direct Part	Total

Insurance investment return

Interest revenue on financial instruments calculated using the effective interest method	9.1	-	2,738	-	2,738

Interest revenue on financial instruments measured at FVPL	9.2	231	369	137	737

Other investment income	9.3	845	11	427	1,283

Results from financial transactions	9.4	11,446	(467)	1,322	12,302

Impairment (losses) / reversals	9.5	-	(86)	-	(86)

Interest expenses		-	(218)	-	(218)

P&L impacts		12,523	2,347	1,886	16,756

Gains / (losses) on financial assets measured at FVOCI		-	1,311	-	1,311

Gains / (losses) transferred to income statement on disposal of financial assets measured at FVOCI		-	577	-	577

OCI impacts		-	1,888	-	1,888

Total insurance investment return		12,523	4,235	1,886	18,644

Insurance finance income / (expenses) – General model

Interest accreted to insurance contracts		-	(3,098)	-	(3,098)

Changes in interest rates and other financial assumptions		-	(1,587)	-	(1,587)

Revaluation of changes in non-financial assumptions and experience adjustments to current interest rates ,		-	(421)	-	(421)

Insurance finance income / (expenses) – Variable fee approach

Change in fair value of underlying assets of products with direct participating features		(13,730)	-	(1,921)	(15,651)

Change in fulfilment value not recognized in CSM due to risk mitigation option		1,493	-	-	1,493

Insurance finance income / (expenses) – Premium allocation approach

Insurance finance expenses from PAA contracts		-	(12)	-	(12)

Total insurance finance income / (expenses)		(12,237)	(5,118)	(1,921)	(19,276)

Represented by:

Amounts recognized in profit or loss		(12,244)	(3,485)	(1,921)	(17,650)

Amounts recognized in OCI		7	(1,633)	-	(1,626)

Reinsurance finance income / (expenses) on reinsurance held

Interest accreted to reinsurance contracts		-	630	-	630

Changes in interest rates and other financial assumptions		-	283	-	283

Revaluation of changes in non-financial assumptions and experience adjustments to current interest rates		-	148	-	148

Changes in risk of non-performance of reinsurers		-	(12)	-	(12)

Reinsurance finance income / (expenses) on reinsurance held		-	1,048	-	1,048

Represented by:

Amounts recognized in profit or loss		-	699	-	699

Amounts recognized in OCI		-	349	-	349

Insurance net investment result		285	165	(34)	415

Represented by:

Amounts recognized in profit or loss		278	(440)	(34)	(196)

Amounts recognized in OCI		7	604	-	611

  218 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 9

		Insurance contracts		Investment contracts with DPF	2022

	Note	Direct Part	Without direct part.	Direct Part	Total

Insurance investment return

Interest revenue on financial instruments calculated using the effective interest method	9.1	-	2,898	-	2,898

Interest revenue on financial instruments measured at FVPL	9.2	182	265	128	575

Other investment income	9.3	701	31	421	1,153

Results from financial transactions	9.4	(24,716)	(909)	(3,880)	(29,505)

Impairment (losses) / reversals	9.5	-	(95)	-	(95)

Interest expenses		-	(97)	-	(97)

P&L impacts		(23,833)	2,092	(3,331)	(25,072)

Gains / (losses) on investments in equity instruments designated at FVOCI		-	2	-	2

Gains / (losses) on financial assets measured at FVOCI		-	(14,571)	-	(14,571)

Gains / (losses) transferred to income statement on disposal of financial assets measured at FVOCI		-	488	-	488

OCI impacts		-	(14,081)	-	(14,081)

Total insurance investment return		(23,833)	(11,989)	(3,331)	(39,153)

Insurance finance income / (expenses) – General model

Interest accreted to insurance contracts		-	(3,045)	-	(3,045)

Changes in interest rates and other financial assumptions		-	18,495	-	18,495

Revaluation of changes in non-financial assumptions and experience adjustments to current interest rates ,		-	786	-	786

Insurance finance income / (expenses) – Variable fee approach

Change in fair value of underlying assets of products with direct participating features		20,886	-	3,247	24,133

Change in fulfilment value not recognized in CSM due to risk mitigation option		3,323	-	-	3,323

Insurance finance income / (expenses) – Premium allocation approach

Insurance finance expenses from PAA contracts		-	(7)	-	(7)

Total insurance finance income / (expenses)		24,208	16,230	3,247	43,685

Represented by:

Amounts recognized in profit or loss		24,233	(2,475)	3,247	25,005

Amounts recognized in OCI		(25)	18,705	-	18,680

Reinsurance finance income / (expenses) on reinsurance held

Interest accreted to reinsurance contracts		-	660	-	660

Changes in interest rates and other financial assumptions		-	(4,469)	-	(4,469)

Revaluation of changes in non-financial assumptions and experience adjustments to current interest rates		-	(267)	-	(267)

Changes in risk of non-performance of reinsurers		-	3	-	3

Reinsurance finance income / (expenses) on reinsurance held		-	(4,073)	-	(4,073)

Represented by:

Amounts recognized in profit or loss		-	599	-	599

Amounts recognized in OCI		-	(4,672)	-	(4,672)

Insurance net investment result		375	168	(84)	458

Represented by:

Amounts recognized in profit or loss		400	217	(84)	532

Amounts recognized in OCI		(25)	(49)	-	(74)
During the reporting period, Aegon did not change the basis of disaggregation of insurance finance income / (expenses) between the Income statement and OCI.

Annual Report on Form 20-F 2023 | 219

About Aegon Governance and risk management Financial information Sustainability information

9.1 Interest revenue on financial instruments calculated using the effective interest method

	2023

	Without direct part.	Total

Debt securities and money market instruments	2,166	2,166

Loans	433	433

Other	139	139

At December 31	2,738	2,738

	2022

	Without direct part.	Total

Debt securities and money market instruments	2,479	2,479

Loans	425	425

Other	(6)	(6)

At December 31	2,898	2,898
9.2 Interest revenue on financial instruments measured at FVPL

	Insurance contracts		Investment contracts with DPF	2023

	Direct Part	Without direct part.	Direct Part	Total

Non-derivative assets applying the fair value option	231	54	137	422

Non-derivative assets failing the SPPI criteria	-	315	-	315

On December 31	231	369	137	737

	Insurance contracts		Investment contracts with DPF	2022

	Direct Part	Without direct part.	Direct Part	Total

Non-derivative assets applying the fair value option	188	48	128	364

Non-derivative assets failing the SPPI criteria	-	217	-	217

Non-derivative assets – PH designated	(5)	-	-	(5)

On December 31	182	265	128	575
9.3 Other investment income

	Insurance contracts		Investment contracts with DPF	2023

	Direct Part	Without direct part.	Direct Part	Total

Dividend income	828	12	417	1,257

Rental income	17	(2)	11	26

On December 31	845	11	427	1,283

	Insurance contracts		Investment contracts with DPF	2022

	Direct Part	Without direct part.	Direct Part	Total

Dividend income	680	28	407	1,115

Rental income	20	4	14	38

On December 31	701	31	421	1,153

  220 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 9

9.4 Results from financial transactions

	Insurance contracts		Investment contracts with DPF	2023

	Direct Part	Without direct part.	Direct Part	Total

Net fair value change of financial investments at fair value through profit or loss, other than derivatives

Shares	800	13	413	1,225

Debt securities and money market investments	55	1,366	36	1,457

Unconsolidated investment funds	11,800	11	939	12,750

Other	-	15	-	15

	12,655	1,404	1,388	15,447

Net fair value change of derivatives

Economic hedges where no hedge accounting is applied	(95)	29	(48)	(114)

Bifurcated embedded derivatives	-	(1)	-	(1)

Change in fair value of hedges on guarantees in products with direct participating features	(1,085)	-	-	(1,085)

Ineffective portion of hedge transactions to which hedge accounting is applied	-	3	-	3

	(1,181)	31	(48)	(1,197)

Realized gains and (losses) on financial investments

Debt securities and money market investments	-	(15)	-	(15)

	-	(16)	-	(16)

Realized gains and (losses) on financial investments comprised of:

Investments measured at fair value through other comprehensive income (“FVOCI”)	-	(15)	-	(15)

Other

Gains and (losses) on investments in real estate	(28)	-	(18)	(46)

Net fair value change on investments in real estate	-	2	-	2

	(28)	2	(18)	(44)

On December 31	11,446	1,421	1,322	14,190

Represented by:

Assets designated at FVPL	12,627	(562)	1,370	13,435

Assets mandatorily measured at FVPL	(1,181)	95	(48)	(1,134)

Other (i.e. FVOCI)	-	1,888	-	1,888

Annual Report on Form 20-F 2023 | 221

About Aegon Governance and risk management Financial information Sustainability information

	Insurance contracts		Investment contracts with DPF	2022

	Direct Part	Without direct part.	Direct Part	Total

Net fair value change of financial investments at fair value through profit or loss, other than derivatives

Shares	(1,566)	(33)	(950)	(2,548)

Debt securities and money market investments	(1,153)	(14,958)	(737)	(16,847)

Unconsolidated investment funds	(18,538)	(38)	(1,785)	(20,360)

Other	-	329	-	329

	(21,256)	(14,699)	(3,471)	(39,427)

Net fair value change of derivatives

Economic hedges where no hedge accounting is applied	(333)	(361)	(385)	(1,080)

Bifurcated embedded derivatives	-	(1)	-	(1)

Change in fair value of hedges on guarantees in products with direct participating features	(3,093)	-	-	(3,093)

Ineffective portion of hedge transactions to which hedge accounting is applied	-	(3)	-	(3)

	(3,427)	(364)	(385)	(4,176)

Realized gains and (losses) on financial investments

Loans	-	36	-	36

	-	35	-	35

Realized gains and (losses) on financial investments comprised of:

Investments measured at amortized cost	-	36	-	36

Other

Gains and (losses) on investments in real estate	(33)	-	(23)	(56)

Net fair value change on investments in real estate	-	1	-	1

Net foreign currency gains and (losses)	-	37	-	37

	(33)	38	(23)	(18)

On December 31	(24,716)	(14,990)	(3,880)	(43,586)

Represented by:

Assets designated at FVPL	(21,289)	(714)	(3,495)	(25,498)

Assets mandatorily measured at FVPL	(3,427)	(194)	(385)	(4,006)

Other (i.e. FVOCI)	-	(14,081)	-	(14,081)
9.5 Impairment (losses) / reversals

	2023	2022

Impairment losses on financial assets, excluding receivables

Debt securities and money market investments	(77)	(121)

Loans	(15)	10

Other	-	6
Impairment reversals on financial assets, excluding receivables

Debt securities and money market investments	37	26
Impairment losses and reversals on non-financial assets and receivables	(31)	(17)

On December 31	(86)	(95)

  222 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 10

10 Other net investment result

	Note	2023	2022

Interest revenue on financial instruments calculated using the effective interest method	10.1	599	409

Interest revenue on financial instruments measured at FVPL	10.2	89	49

Other investment income	10.3	550	411

Results from financial transactions	10.4	6,929	(10,656)

Impairment (losses) / reversals	10.5	(33)	(43)

Investment contract income / (expenses)		(7,851)	9,808

Interest expenses		(45)	(3)

On December 31		238	(26)
10.1 Interest revenue on financial instruments calculated using the effective interest method

	2023	2022

Debt securities and money market instruments	457	405

Other	142	3

On December 31	599	409
10.2 Interest revenue on financial instruments measured at FVPL

	2023	2022

Non-derivative assets applying the fair value option	89	49

On December 31	89	49
10.3 Other investment income

	2023	2022

Dividend income	547	410

Rental income	3	1

On December 31	550	411

Annual Report on Form 20-F 2023 | 223

About Aegon Governance and risk management Financial information Sustainability information

10.4 Results from financial transactions

Net fair value change of financial investments at fair value through profit or loss, other than derivatives	2023	2022

Shares	195	(281)

Debt securities and money market investments	46	(222)

Unconsolidated investment funds	6,805	(9,961)

	7,047	(10,463)

Net fair value change of derivatives

Economic hedges where no hedge accounting is applied	(8)	(162)

Bifurcated embedded derivatives	5	29

Ineffective portion of hedge transactions to which hedge accounting is applied	3	4

	-	(129)

Realized gains and (losses) on financial investments

Debt securities and money market investments	(113)	(58)

	(113)	(58)

Comprised of:

Investments measured at fair value through other comprehensive income (“FVOCI”)	(113)	(58)

Other

Net fair value change on investments in real estate	(6)	(5)

Net foreign currency gains and (losses)	2	(1)

	(4)	(6)

On December 31	6,929	(10,656)

Represented by:

Assets designated at FVPL	7,043	(10,466)

Assets mandatorily measured at FVPL	3	3

Other (i.e. FVOCI)	(117)	(192)
10.5 Impairment (losses) / reversals

	2023	2022
Impairment losses on financial assets, excluding receivables

Debt securities and money market investments	(4)	(13)

Impairment losses and reversals on non-financial assets and receivables	(29)	(30)

On December 31	(33)	(43)
11 Financing net investment result

	Note	2023	2022

Interest charges	11.1	(182)	(182)

Other financing income		-	5

On December 31		(182)	(178)
11.1 Interest charges

	2023	2022

Subordinated loans	(115)	(119)

Trust pass-through securities	(9)	(9)

Borrowings	(58)	(54)

On December 31	(182)	(182)

  224 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 12

12 Fees and commission income

	2023	2022

Fee income from asset management	1,967	2,079

Commission income	21	23

Other fee and commission income	174	171

On December 31	2,163	2,272
Included in fees and commission income:

Fees on trust and fiduciary activities	220	248
13 Other operating expenses

	2023		2022

	Insurance related	Non-Insurance related	Insurance related	Non-Insurance related

Policyholder claims and benefits	6,965	-	7,736	-

Onerous contract losses (and reversals)	1,081	-	1,250	-

Commissions	1,403	1,069	1,214	1,011

Handling and clearing fees	-	32	1	31

Right of use assets - interest expense	-	7	-	7

Employee expenses	604	1,107	637	1,059

Administration expenses	551	780	594	669

Deferred transaction expenses	-	(29)	-	(28)

Amortization of deferred expenses	-	21	-	28

Amortization of other intangibles	-	13	-	9

Total	10,604	3,000	11,433	2,786

Amounts attributed to insurance acquisition cash flows (see cash flow in note 29)	(956)	-	(903)	-

Amortization of insurance acquisition cash flows (see note 6/7)	558	-	545	-

Amortization of insurance acquisition cash flows PAA	19	-	22	-

Total other operating expenses	10,226	3,000	11,097	2,786

Employee expenses	2023	2022

Salaries	1,131	1,138

Post-employment benefit costs	125	117

Social security charges	107	101

Other personnel costs	294	292

Shares	54	48

Total	1,711	1,696

Included in employee expenses:

Defined contribution expenses	57	48
Other operating expenses that arise directly from or can be allocated to the fulfillment of insurance contracts or investment contracts with discretionary participating features, are considered insurance service expenses and recognized in the income statement as the services under the contract are provided (see Notes 6 and 7). Other operating expenses that do not meet the definition of fulfillment cash flows, including unexpected amounts of waste labor and other resources (e.g.
start-up
costs of new businesses) are expensed when incurred.
Long term incentive plans
Selected senior employees within Aegon, who have not been classified as Material Risk Takers, can be made eligible for variable compensation, which is partially paid in cash and partially in Aegon shares. The grant price of these shares is equal to the volume weighted average price (VWAP) on the Euronext stock exchange in Amsterdam during the period between December 15 preceding the plan year and January 15 of the plan year. The actual allocation of variable compensation in cash and shares depends on Aegon’s performance, the employee’s unit performance and individual performance against predefined

Annual Report on Form 20-F 2023 | 225

About Aegon Governance and risk management Financial information Sustainability information financial and
non-financial
performance indicators and targets, as well as the continued employment of the employee. Once variable compensation is allocated, the cash part is paid directly and the payment of the shares is deferred for two years. These shares shall vest and be released following the adoption of the Company’s Annual Accounts by the Board of Directors following the last deferral year. Employees are not eligible to receive dividend during the deferral period. In exceptional circumstances variable compensation can be adjusted downwards before allocation or pay-out
(malus) or after
pay-out
(claw back), after considering the outcomes of an
ex-ante
or
ex-post
risk assessment.
Variable Compensation Material Risk Takers
The Executive Director, members of the Executive Committee and certain other senior employees are classified as Material Risk Takers in accordance with BMA Insurance Code of Conduct, and through 2023 the Solvency II Legal Framework. In line with these rules, variable compensation for Material Risk Takers is partially paid in cash and partly in Aegon shares. The grant price of these shares is equal to the volume weighted average price (VWAP) on the Euronext stock exchange in Amsterdam during the period between December 15 preceding the plan year and January 15 of the plan year. The actual allocation of variable compensation in cash and shares depends on Aegon’s performance, the employee’s unit performance and individual performance against predefined financial and non-financial
performance indicators and targets, as well as the continued employment of the employee. Once variable compensation is allocated, the cash part is paid directly and the payment of the shares is deferred for three years. These shares shall vest and be released following the adoption of the Company’s Annual Accounts by the Board of Directors following the last deferral year. Employees are not eligible to receive dividend during the deferral period. For the Executive Director, the paid-out
shares are subject to an additional holding period of two years. During this holding period, the Executive Director is not allowed to sell these shares. In exceptional circumstances variable compensation can be adjusted downwards before allocation or pay-out
(malus) or after
pay-out
(claw back), after considering the outcomes of an
ex-ante
or
ex-post
risk assessment.
Shares as Fixed Compensation
Selected members of the Executive Committee as well as other senior employees receive part of their fixed compensation in Aegon shares each pay round, next to receiving fixed compensation in cash. The grant price of these shares is equal to the volume weighted average price (VWAP) on the Euronext stock exchange in Amsterdam during the period between December 15 preceding the plan year and January 15 of the plan year. Once allocated these shares are unconditional and do not depend on the continued employment of the employee. These shares vest following approval of the Company’s Annual Accounts by the Board of Directors, or the payout is deferred until the Company’s Annual Accounts have been approved by the Board three years after the plan year. In the former case, these paid-out
shares are subject to an additional holding period of three years, while in the latter case there is no holding period after pay-out.
During the holding period (if applicable), the employee is not allowed to sell these shares. During the deferral period (if applicable), the employee is not eligible to receive dividend.
Shares as part of a
Sign-on
Arrangement
Employees may be offered a
sign-on
arrangement when joining Aegon, with payments in cash and Aegon shares, within the applicable rules and regulations. Once allocated, the sign-on
shares depend on the continued employment of the employee. These shares are deferred and typically cliff-vest after one, two and three years after allocation. These shares are only paid out after approval of the Company’s Annual Accounts following the last deferral year. Employees are not eligible to receive dividend during the deferral period.
The following overview contains the cumulative number of shares and their status in relation to active long term incentive plans, variable compensation allocated to Material Risk Takers, shares allocated as fixed compensation and shares allocated as part of a sign-on
arrangement.

Number of shares per plan year	2019	2020	2021	2022	2023	Total

Conditionally granted 1)	7,378,113	8,381,086	9,449,451	7,495,307	7,932,942	40,636,899

Allocated 2)	6,761,360	6,522,324	13,297,242	10,953,082	1,511,212	39,045,220

1	The at target number of shares which were conditionally granted for the plan year.
2	The allocated number of shares based on the actual performance during the plan year.

  226 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 14

Number of shares per plan year

	2019	2020	2021	2022	2023	Total

Unvested on January 1, 2022	6,796,979	6,997,435	11,825,532	-	-	25,619,946

Conditionally granted as variable compensation 1)	-	-	-	7,495,307	-	7,495,307

Allocated 2)	3,445	1,832	3,847,791	2,136,074	-	5,989,142

Forfeited	(103,121)	(262,567)	(1,050,197)	-	-	(1,415,885)

Vested	(2,899,400)	(327,134)	(835,534)	(183,739)	-	(4,245,807)

Unvested on December 31, 2022	3,797,903	6,409,566	13,787,592	9,447,642	-	33,442,703

Conditionally granted as variable compensation 1)	-	-	-	-	7,932,942	7,932,942

Allocated 2)	95,653	130,020	(16,864)	1,321,701	1,511,212	3,041,722

Forfeited	(142,634)	(232,905)	(437,677)	(182,796)	(49,968)	(1,045,980)

Vested	(3,750,922)	(2,645,290)	(747,687)	(663,161)	(31,033)	(7,838,093)

Unvested on December 31, 2023	-	3,661,391	12,585,364	9,923,386	9,363,153	35,533,294

Grant price (in EUR) 3)	4.162	4.083	3.293	4.491	4.833

Fair value of shares at grant date (in EUR) 4)	2.741 to 3.737	1.794 to 3.737	1.625 to 3.978	3.341 to 5.061	3.555 to 4.524

1	The at target number of shares which were conditionally granted as variable compensation for the plan year.

2
Shares that are already allocated during a plan year, are a combination of shares as part of fixed compensation or a sign-on
arrangement (e.g. the 2,136,074 shares allocated during the calendar year 2022 in relation to the 2022 plan year). Shares that are allocated in the calendar year after a plan year, concerns the difference between the conditionally granted shares for that plan year and the actual number of shares which have been allocated as variable compensation (e.g. the 3,847,791 share correction during 2022 for the 2021 plan year). This number can therefore be positive or negative. Shares allocated during a calendar year in relation to earlier plan years are backdated corrections to the administration (e.g. during 2022 a correction of 3,455 shares was made in relation to the 2019 plan year).

3
This is the volume weighted average price (VWAP) of Aegon on the Euronext Amsterdam stock exchange for the period December 15 to January 15. For instance for the 2023 plan year, this is the VWAP for the period December 15, 2022 to January 15, 2023.

4
These fair values are adjusted for expected dividend (for which the participants are not eligible during the deferral period) and for the impact of relative total shareholder return as performance indicator for variable compensation (where applicable).

Aegon applies a net settlement option for participants in order to meet their income tax obligations when their shares are paid out. This means that Aegon will not sell shares on the market but hold these shares within Aegon and settle directly with the tax authorities in cash.
See the Remuneration Report for detailed information on conditional shares granted to the Executive Director.
14 Other income / (charges)

	2023	2022

Other income	35	341

Other charges	(92)	-

On December 31	(57)	341
The other charges in 2023 mainly relate to the book loss of the divestment of Aegon’s businesses in Poland and Romania to Vienna Insurance Group AG Wiener Versicherung Gruppe (VIG), amounting to EUR 78 million.
Other income in 2022 includes the book gain on the divestment of Aegon Hungary and Aegon Turkey to Vienna Insurance Group AG Wiener Versicherung Gruppe (VIG) amounting to EUR 237 million, and the book gain on the divestment of Aegon’s 50% stake in the Spanish insurance joint venture with LIberbank to Unicaja Banco amounting to EUR 91 million.

Annual Report on Form 20-F 2023 | 227

About Aegon Governance and risk management Financial information Sustainability information

15 Income tax

	2023	2022

Current tax

Current year	4	(6)

Adjustments to prior years	(9)	(3)

Total current tax	(5)	(9)

Deferred tax

Origination / (reversal) of temporary differences	(247)	43

Changes in tax rates / bases	1	5

Changes in deferred tax assets as a result of recognition / write off of previously not recognized / recognized tax losses, tax credits and deductible temporary differences	9	8

Non-recognition of deferred tax assets	61	9

Adjustments to prior years	(27)	16

Total deferred tax	(204)	80

Income tax for the period (income) / charge	(209)	71

Reconciliation between standard and effective income tax:	2023	2022

Result before tax	(391)	827

Income tax calculated using weighted average applicable statutory tax rates	(94)	188

Difference due to the effects of:

Non-taxable income	(39)	(103)

Non-tax deductible expenses	12	15

Changes in tax rate/base	1	24

Different tax rates on overseas earnings	3	3

Tax credits	(34)	(43)

Other taxes	-	(17)

Adjustments to prior years	(36)	12

Changes in deferred tax assets as a result of recognition / write off of previously not recognized / recognized tax losses, tax credits and deductible temporary differences	9	8

Non-recognition of deferred tax assets	20	9

Tax effect of (profit) / losses from joint ventures and associates	(47)	(19)

Other	(3)	(7)

	(115)	(118)

Income tax for the period (income) / charge	(209)	71
In September 2023, the legal seat of Aegon N.V. was redomiciled to Bermuda. Headquarters remained in the Netherlands and the company remained a Dutch tax resident.
The weighted average applicable statutory tax rate for 2023 is 24.1% (2022: 22.8%). The weighted average applicable statutory tax rate increased compared to 2022 due to the relatively high contribution of negative income before tax in the United States versus positive income from equity accounted joint ventures and associates which is presented net of tax in the consolidated income statement.
Non-taxable
income in 2023 is comprised of the regular
non-taxable
items such as the dividend received deduction in the United States and the participation exemption in the Netherlands. Compared to 2022 the non-taxable
income includes the tax exempt sale proceeds of the Hungarian and Turkish business.
In the United Kingdom, the corporate income tax rate increased from 19% to 25% as of April 1, 2023. The beneficial impact of this tax rate change was included in the 2022 change in tax rate/base.
Tax credits mainly include tax benefits from United States investments that provide affordable housing to individuals and families that meet median household income requirements.
Other taxes are higher compared to 2022 due to favorable investment markets which yielded higher policyholder taxes in the United Kingdom, offset against state tax benefits in the United States due to pretax losses.

  228 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 16

In 2023, adjustments to prior years mainly consist of adjustments to the 2022 dividend received deduction in the United States.
Non-recognition
of deferred tax assets in 2023 includes the processing of the tax impact related to the new introduced corporate income tax regime in Bermuda that is effective in 2024 .
The following tables present income tax related to components of other comprehensive income and retained earnings.

	2023	2022
Items that will not be reclassified to profit and loss:

Remeasurements of defined benefit plans	17	(249)

Total items that will not be reclassified to profit and loss	17	(249)

Items that may be reclassified subsequently to profit and loss:

(Gains) / losses on revaluation of FVOCI investments	(487)	3,499

Revaluation reserve - Insurance contracts	397	(4,211)

Revaluation reserve - Reinsurance contracts	(126)	1,243

Changes in cash flow hedging reserve	42	42

Movement in foreign currency translation and net foreign investment hedging reserve	3	(12)

Total items that may be reclassified subsequently to profit and loss	(171)	561

Total income tax related to components of other comprehensive income	(154)	312

	Note	2023	2022

Income tax related to equity instruments and other

Income tax related to equity instruments	26	17	2

Other		1	1

Total income tax recognized directly in retained earnings		18	3
16 Earnings per share
The Group has applied the option from IAS 32 to recognize some of the Group’s ordinary shares held as underlying items of direct participating contracts as if they were financial assets. These shares are treated as outstanding shares (i.e. not treasury shares) and therefore not deducted from the number of shares outstanding.
Basic earnings per share
Basic earnings per share is calculated by dividing the net result attributable to owners, after deduction of coupons on perpetual securities and non-cumulative
subordinated notes by the weighted average number of common shares, excluding common shares purchased by the Company and held as treasury shares (see note 25.1 Share capital – par value and 25.3 Treasury shares respectively).

Continuing and discontinued operations	2023	2022

Net result attributable to owners of Aegon Ltd. from continuing and discontinued operations	(179)	(570)

Coupons on perpetual securities	(48)	(36)
Net result attributable to owners for basic earnings per share calculation from continuing and discontinued operations	(227)	(606)

Net result attributable to common shareholders from continuing and discontinued operations	(225)	(602)

Net result attributable to common shareholders B from continuing and discontinued operations	(1)	(4)

Weighted average number of common shares outstanding (in million)	1,879	2,010

Weighted average number of common shares B outstanding (in million)	490	536

Basic earnings per common share (EUR per share) from continuing and discontinued operations	(0.12)	(0.30)

Basic earnings per common share B (EUR per share) from continuing and discontinued operations	-	(0.01)

Annual Report on Form 20-F 2023 | 229

About Aegon Governance and risk management Financial information Sustainability information

Continuing operations	2023	2022

Net result attributable to owners of Aegon Ltd. from continuing operations	(162)	727

Coupons on perpetual securities	(48)	(36)
Net result attributable to owners for basic earnings per share calculation from continuing operations	(210)	691

Net result attributable to common shareholders from continuing operations	(209)	686

Net result attributable to common shareholders B from continuing operations	(1)	5

Weighted average number of common shares outstanding (in million)	1,879	2,010

Weighted average number of common shares B outstanding (in million)	490	536

Basic earnings per common share (EUR per share) from continuing operations	(0.11)	0.34

Basic earnings per common share B (EUR per share) from continuing operations	-	0.01

Discontinued operations	2023	2022

Net result attributable to owners of Aegon Ltd. from discontinued operations	(17)	(1,296)
Net result attributable to owners for basic earnings per share calculation from discontinued operations	(17)	(1,296)

Net result attributable to common shareholders from discontinued operations	(16)	(1,288)

Net result attributable to common shareholders B from discontinued operations	-	(9)

Weighted average number of common shares outstanding (in million)	1,879	2,010

Weighted average number of common shares B outstanding (in million)	490	536

Basic earnings per common share (EUR per share) from discontinued operations	(0.01)	(0.64)

Basic earnings per common share B (EUR per share) from discontinued operations	-	(0.02)
Diluted earnings per share
The diluted earnings per share equaled the basic earnings per share for all years disclosed since there were no long-term incentive plans which were considered dilutive.
17 Dividend per common share
Final dividend 2023
Aegon aims to pay a sustainable dividend to allow equity investors to participate in the company’s performance. The Board of Directors will, in the absence of unforeseen circumstances, propose a final dividend for 2023 of EUR 0.16 per common share at the Annual General Meeting of Shareholders to be held on June 12, 2024. Although not formally required under Aegon’s current bye-laws,
Aegon has decided to make the approval of the 2023 final dividend subject to a binding vote at the June 12, 2024 general meeting. This is because Aegon will be proposing to amend its bye-laws
at that same general meeting to include, amongst other things, a binding vote on the approval of final dividends, as previously announced. If approved, and in combination with the interim dividend of EUR 0.14 per share paid over the first half of 2023, Aegon’s total dividend over 2023 will amount to EUR 0.30 per common share. This represents an increase of EUR 0.07 or 30% compared with the total dividend per common share over 2022.
If the proposed dividend is approved by shareholders, Aegon’s shares will be quoted ex-dividend
on June 14, 2024. The record date for the dividend will be June 17, 2024, and the dividend will be payable as of July 8, 2024.
In addition to the 2023 final dividend, it is proposed to execute a EUR 35 million share buyback to avoid diluting the stock related to long-term incentive compensation (LTIC) share rewards. This share buyback will be added to the final tranche of the running EUR 1.5 billion share buyback program, bringing the total size of the program to EUR 1.535 billion. The execution of the final tranche is aimed to start on April 8, 2024 and to be completed on or before June 30, 2024. The Board of Directors is authorized to execute this share buyback, based on the authorization granted to it during the 2023 AGM.
Interim dividend 2023
Aegon paid a 2023 interim dividend of EUR 0.14 per common share and EUR 0.0035 per common share B. The dividend was paid on September 27, 2023.

  230 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 18

Final dividend 2022
At the Annual General Meeting of Shareholders held on May 25 2023, the Executive Board of Aegon N.V. proposed a final dividend for the year 2022 of EUR 0.12 per common share and EUR 0.003 per common share B. In combination with the interim dividend 2022 of EUR 0.11 per common share, Aegon’s total dividend over 2022 amounted to EUR 0.23 per common share and EUR 0.00575 per common share B. Aegon has moved to a cash-only dividend.
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
18 Cash and cash equivalents

	2023	2022	2021

Cash at bank and in hand	1,614	1,827	3,638

Short-term deposits	340	345	1,576

Money market investments	2,120	1,230	1,675

On December 31	4,074	3,402	6,889

Cash collateral related to securities lending, repurchase agreements and margins on derivatives transactions	3,416	5,072	5,776

Income from security lending programs	7	7	3

Weighted effective interest rate on short-term deposits	3.90%	1.70%	(0.72%	)

Average maturity on short-term deposits (in days)	11	17	16
The carrying amounts disclosed reasonably approximate the fair values at year-end.
For cash collateral received related to securities lending, repurchase agreements and margins on derivatives transactions, a corresponding liability to repay the cash is recognized in other liabilities (see note 35 Other liabilities). Also, see note 40 Transfer of financial assets for details on collateral received and paid. Investment of cash collateral received is restricted through limitations on credit worthiness, duration, approved investment categories and borrower limits. Short-term collateral relates to cash collateral received included in cash and cash equivalents and the remainder is included in other asset classes as that collateral is typically reinvested. Aegon earns a share of the spread between the collateral earnings and the rebate paid to the borrower of the securities which is reflected in Income from securities lending programs.
Cash and cash equivalent balances that are not available for use by the group is EUR 98 million (2022: EUR 93 million).

	Note	2023	2022	2021

Cash and cash equivalents		4,074	3,402	6,889

Cash classified as Assets held for sale		-	5,085	-

Net cash and cash equivalents		4,074	8,486	6,889

Annual Report on Form 20-F 2023 | 231

About Aegon Governance and risk management Financial information Sustainability information

Summary cash flow statement	2023	2022	2021

Net cash flows from operating activities	864	2,672	(1,796)

Net cash flows from investing activities	(1,996)	733	(54)

Net cash flows from financing activities	(3,241)	(1,834)	300

Net increase / (decrease) in cash and cash equivalents	(4,373)	1,570	(1,550)

Net cash and cash equivalents on December 31, are impacted by:

Positive (negative) effects of changes in exchange rates	(38)	55	67
Analysis of cash flows
2023 compared to 2022
Net cash flows from operating activities
Total net cash flow from operating activities decreased by EUR 1,808 million to a EUR 864 million inflow (2022: EUR 2,672 million inflow). Mainly due to:

∎	Changes in results from financial transactions (see note 9 Insurance net investment result and note 10 Other net investment result), partly offset by changes in financial results from insurance and investment contracts (see note 29 on
(re-)
insurance contracts and investment contracts with DPF and note 30 Investment contracts without DPF), and

∎	The net disposal of investments (see note 19 Investments).
Net cash flows from investing activities
Net cash flows from investing activities decreased by EUR 2,729 million to a EUR 1,996 million outflow (2022: EUR 733 million inflow). This is mainly driven by net cash outflows related to the disposal of Aegon the Netherlands (see note 42 Companies and businesses acquired and divested and note 45 Held for sale and discontinued operations).
Net cash flows from financing activities
Net cash flow from financing activities decreased by EUR 1,407 million to a EUR 3,241 million outflow (2022: EUR 1,834 million outflow). The decrease is mainly driven by proceeds of borrowings (see note 31 Borrowings).
2022 compared to 2021
Based on IFRS the 2022 comparative information is restated for IFRS 9 and IFRS 17. In line with IFRS, the 2021 comparative information is not restated for IFRS 9 and IFRS 17 and therefore the analysis presented below is based on IFRS 4 and IAS 39 classifications.
Net cash flows from operating activities
Total net cash flow from operating activities increased by EUR 4,918 million to a EUR 2,672 million inflow (2021: EUR 1,796 million outflow). The main movements are the decreased cash outflows regarding purchase of investments and the increased cash inflows from disposal of investments, partially offset by outflow from insurance and investment liabilities and by the increased outflow from results from financial transactions.
Net cash flows from investing activities
Net cash flows from investing activities increased by EUR 787 million to a EUR 733 million inflow (2021: EUR 54 million outflow). The main movements are the decreased cash outflows regarding acquisition/capital contribution joint ventures and associates, partially offset by decreased inflow from disposal joint ventures and associates.
Net cash flows from financing activities
Net cash flow from financing activities decreased by EUR 2,134 million to a EUR 1,834 million outflow (2021: EUR 300 million inflow). The increase is a result of lower repayments of borrowings and higher proceeds, partially offset by higher purchases of treasury shares.

  232 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 19

Reconciliation of liabilities arising from financing activities
The table below shows the reconciliation between the net cash flows from financing activities and the liabilities as included in the consolidated statement of financial position.

	Cash flows			Non-cash changes

Reconciliation of debt from financing activities	January 1, 2023	Addition	Repayment	Disposal of a business	Realized gains / losses in income statement	Move- ments related to fair value hedges	Amortiza- tion	Transfers to disposal groups	Net exchange difference	December 31, 2023

Subordinated borrowings	2,295	-	-	-	-	-	3	-	(54)	2,244

Trust pass-through securities	118	-	-	-	-	(3)	(1)	-	(4)	111

Borrowings	4,051	1,604	(3,239)	(8)	-	-	2	-	(54)	2,356

Assets held to hedge Trust pass-through securities	(11)	-	-	-	(3)	-	-	-	-	(14)

	Cash flows			Non-cash changes

Reconciliation of debt from financing activities	January 1, 2022	Addition	Repayment	Disposal of a business	Realized gains / losses in income statement	Move- ments related to fair value hedges	Amortiza- tion	Transfers to disposal groups	Net exchange difference	December 31, 2022

Subordinated borrowings	2,194	-	-	-	-	-	3	-	98	2,295

Trust pass-through securities	126	-	-	-	-	(15)	(1)	-	8	118

Borrowings	9,661	3,569	(4,086)	-	-	-	1	(5,227)	133	4,051

Assets held to hedge Trust pass-through securities	3	-	-	-	(15)	-	-	-	-	(11)
19 Investments

	Insurance related				2023

	Insurance contracts		Investment contracts with DPF

Investments	Direct Part.	Without direct part.	Direct Part.	Without direct part.	Non-Insur- ance related	Total

Financial assets measured at FVOCI – with recycling	-	44,404	-	5,854	97	50,354

Financial assets measured at FVOCI – no recycling	-	9	-	-	1	10

Financial assets measured at amortized cost	-	7,941	-	2,216	70	10,227

Financial assets measured at FVPL – designated	107,714	2,078	47,759	19	38,347	195,916

Financial assets measured at FVPL – mandatory	-	8,889	-	386	111	9,386

Total financial assets, excluding derivatives	107,714	63,321	47,759	8,474	38,626	265,894

Investments in real estate	227	55	152	-	54	488

Total investments	107,941	63,376	47,911	8,474	38,680	266,382

	Insurance related				2022

	Insurance contracts		Investment contracts with DPF

Investments	Direct Part.	Without direct part.	Direct Part.	Without direct part.	Non-Insur- ance related	Total

Financial assets measured at FVOCI – with recycling	-	48,556	-	5,482	176	54,214

Financial assets measured at FVOCI – no recycling	-	9	-	-	1	10

Financial assets measured at amortized cost	-	8,254	-	2,159	39	10,453

Financial assets measured at FVPL – designated	103,327	1,833	45,453	47	30,843	181,503

Financial assets measured at FVPL – mandatory	-	7,719	-	285	75	8,079

Total financial assets, excluding derivatives	103,327	66,371	45,453	7,972	31,134	254,257

Investments in real estate	236	59	168	-	40	502

Total investments	103,562	66,430	45,620	7,972	31,174	254,759
Of the debt securities, money market and other short-term investments, mortgage loans and private loans EUR 8,727 million is current (December 2022: EUR 7,305 million).

Annual Report on Form 20-F 2023 | 233

About Aegon Governance and risk management Financial information Sustainability information

See note 38 “Fair Value” for information on fair value measurement, including loans that are held at amortized cost.
19.1 Financial assets, excluding derivatives, by measurement category

	2023

Financial assets, excluding derivatives, by measurement category	FVOCI (With recycling)	FVOCI (no recycling)	Amortized cost	FVPL (designated)	FVPL (mandatory)	Total	Fair value

Investments where Aegon bears the risk for investment performance

Shares	-	10	-	-	291	300	300

Debt securities	47,191	-	52	1,538	858	49,639	49,639

Money market and other short-term investments	3,135	-	-	215	3,999	7,349	7,349

Deposits with financial institutions	-	-	18	-	-	18	18

Mortgage loans	-	-	10,157	-	-	10,157	9,025

Other	29	-	1	773	4,239	5,040	5,040

Total	50,354	10	10,227	2,526	9,386	72,504	71,371

	2022

Financial assets, excluding derivatives, by measurement category	FVOCI (With recycling)	FVOCI (no recycling)	Amortized cost	FVPL (designated)	FVPL (mandatory)	Total	Fair value

Investments where Aegon bears the risk for investment performance

Shares	-	10	-	-	348	358	358

Debt securities	51,607	-	-	1,241	799	53,647	53,647

Money market and other short-term investments	2,576	-	-	167	2,876	5,618	5,618

Deposits with financial institutions	-	-	45	-	-	45	45

Mortgage loans	-	-	10,406	-	-	10,406	9,218

Other	31	-	1	532	4,056	4,619	4,619

Total	54,214	10	10,453	1,940	8,079	74,694	73,505
In both 2022 and 2023 no significant transactions took place with respect to Shares recognized at FVOCI.
No
dividends were received during 2023 (2022:
0
).

	2023	2022

Financial assets, excluding derivatives, by measurement category	FVPL (designated)	FVPL (designated)

Investments where policyholders bear the risk for investment performance

Shares	16,191	15,505

Debt securities	6,172	5,694

Money market and other short-term investments	1,346	1,263

Unconsolidated investment funds	167,411	154,741

Deposits with financial institutions	2,271	2,360

Total	193,390	179,563
During the period ended December 31, 2023 the Group has not made changes to its business model or reclassified financial assets.
See note 38 “Fair Value” for a summary of all financial assets and financial liabilities measured at fair value through profit or loss. See note 40 Transfers of financial assets for a discussion of collateral received and paid.

  234 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 20

19.2 Investment properties

	2023	2022

On January 1	502	3,206

Additions	42	41

Subsequent expenditure capitalized	2	12

Disposals	(18)	(83)

Fair value gains / (losses)	(50)	(112)

Transfers to disposal groups	-	(2,545)

Transfers to other headings	-	7

Net exchange differences	9	(24)

On December 31	488	502

Value of Aegon’s properties, which were appraised in the current year	99%	99%

Appraisals performed by independent external appraisers	95%	95%
20 Derivatives

				Derivative assets					Derivative liabilities

		Insurance related					Insurance related			2023

	Insurance contracts		Invest- ment contracts with DPF			Insurance contracts		Invest- ment contracts with DPF

Derivatives	Direct Part.	Without direct part.	Direct Part.	Non- Insurance related	Total	Direct Part.	Without direct part.	Direct Part.	Non-Insur- ance related	Total

FVPL - mandatorily

Derivatives not designated in a hedge	35	1,171	25	7	1,238	296	823	300	47	1,466

Derivatives designated as fair value hedges	-	4	-	1	4	-	4	-	-	4

Derivatives designated as cash flow hedges	-	147	-	-	147	-	961	-	-	961

Derivatives designated as net foreign investment hedges	-	-	-	39	39	-	-	-	48	48

Total	35	1,322	25	46	1,429	296	1,788	300	96	2,479

Segregated by:

Derivatives where Aegon bears the risk for financial performance	-	1,322	-	40	1,361	-	1,788	-	90	1,878

Derivatives where the policyholder bears the risk for financial performance	35	-	25	7	67	296	-	300	5	601

Annual Report on Form 20-F 2023 | 235

About Aegon Governance and risk management Financial information Sustainability information

				Derivative assets					Derivative liabilities

		Insurance related					Insurance related			2022

	Insurance contracts		Invest- ment contracts with DPF			Insurance contracts		Invest- ment contracts with DPF

Derivatives	Direct Part.	Without direct part.	Direct Part.	Non- Insurance related	Total	Direct Part.	Without direct part.	Direct Part.	Non-Insur- ance related	Total

FVPL - mandatorily

Derivatives not designated in a hedge	29	2,392	20	5	2,445	344	3,182	366	65	3,958

Derivatives designated as fair value hedges	-	3	-	-	4	-	4	-	-	4

Derivatives designated as cash flow hedges	-	204	-	-	204	-	1,108	-	-	1,108

Derivatives designated as net foreign investment hedges	-	-	-	118	118	-	-	-	104	104

Total	29	2,599	20	123	2,771	344	4,295	366	170	5,175

Segregated by:

Derivatives where Aegon bears the risk for financial performance	-	2,599	-	119	2,718	-	4,295	-	165	4,459

Derivatives where the policyholder bears the risk for financial performance	29	-	20	5	53	344	-	366	5	715
Where Aegon hedges minimum guarantees embedded in VFA products, the change in the fulfillment cash flows relating to the hedged position is recognized in income rather than being booked to the Contractual Service Margin. In 2023, the amount booked to income was EUR 1,481 million (2022: EUR 3,341 million).
The decrease in derivatives assets and derivative liabilities is mainly the result of increasing interest rates in 2023.
The derivatives are measured at fair value through profit or loss in accordance with IFRS 9. For more details on fair value measurement of derivatives see note 38 Fair value.
Use of derivatives
Derivatives not designated in a hedge

	Derivative asset		Derivative liability

Derivatives not designated in a hedge – where Aegon bears the risk	2023	2022	2023	2022

Derivatives held as an economic hedge	1,171	2,392	812	3,197

Bifurcated embedded derivatives	-	-	53	46

Total	1,171	2,392	865	3,242
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
Bifurcated embedded derivatives that are not closely related to the host contracts have been bifurcated and recorded at fair value in the consolidated statement of financial position. These bifurcated embedded derivatives are embedded in various institutional products.

  236 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 20

Credit Default Swaps
Aegon has entered into free-standing credit derivative transactions. The positions outstanding at the end of the year were:

	2023		2022

Credit derivative disclosure by quality	Notional	Fair value	Notional	Fair value

AAA	3	-	5	-

AA	97	1	177	2

A	1,021	16	964	9

BBB	2,746	52	3,446	18

BB	119	1	144	(1)

B or lower	57	-	86	-

Total	4,043	71	4,820	28
The use of credit default swaps (CDS) is to create synthetic bonds. Aegon US uses credit default swaps to replicate or synthesize bonds, this is done via Replication (Synthetic Asset) Transactions (RSAT).
This is an insurance industry concept which allows insurance companies to use a derivative in conjunction with a cash investment to reproduce the investment characteristics of an otherwise permissible investment. There are three main types of RSAT transactions:

∎	single asset replications

∎	RSATs involving indices

∎	RSATs involving baskets of assets
In each case the approach allows Aegon US to access credit risk in derivative form by using credit default swaps in conjunction with cash or sovereign bonds to replicate (synthetically create) corporate bonds.
The table above provides a breakdown in credit quality of these credit derivatives.
Derivatives designated as fair value hedges
Aegon’s fair value hedges include interest rate swaps, swaptions, equity and fixed income total return swaps, equity options, equity futures, bond futures and variance swaps that are used to protect against changes in the fair value of interest rate and equity sensitive instruments or liabilities. Gains and losses on derivatives designated under fair value hedge accounting are recognized in the income statement. The effective portion of the fair value change on the hedged item is also recognized in the income statement. As a result, only the net accounting ineffectiveness has an impact on the net result.
Aegon has entered into interest rate swap agreements that effectively convert certain fixed-rate assets and liabilities to a floating-rate basis. These hedges are used for portfolio management to better match assets to liabilities or to protect the value of the hedged item from interest rate movements. These agreements involve the payment or receipt of fixed-rate interest amounts in exchange for floating-rate interest amounts over the life of the agreement without the exchange of the underlying principal amounts. Some of the arrangements use forward starting swaps to better match the duration of assets and liabilities.
Aegon has entered into cross-currency interest rate swap agreements that effectively convert certain foreign currency fixed-rate and floating-rate assets and liabilities to US dollar floating-rate assets and liabilities. These agreements involve the exchange of the underlying principal amounts.
Derivatives designated as cash flow hedges
Aegon has entered primarily into interest rate swap agreements that effectively convert certain variable-rate assets and liabilities to a fixed-rate basis in order to match the cash flows of the assets and liabilities within Aegon’s portfolio more closely. These agreements involve the payment or receipt of variable-rate interest amounts in exchange for fixed-rate interest amounts over the life of the agreement without the exchange of the underlying principal amounts. Aegon hedges its exposure to the variability of future cash flows from the interest rate movements for terms up to 21 years for hedges converting existing floating-rate assets and liabilities to fixed-rate assets.
Aegon uses forward starting interest rate swap agreements to hedge the variability in future cash flows associated with the forecasted purchase of fixed-income assets. These agreements reduce the impact of future interest rate changes on the forecasted transaction. Fair value adjustments for these interest rate swaps are deferred and recorded in equity until the occurrence of the forecasted transaction at which time the interest rate swaps will be terminated. The accumulated gain or loss

Annual Report on Form 20-F 2023 | 237

About Aegon Governance and risk management Financial information Sustainability information in equity will be amortized into investment income as the acquired asset affects income. Aegon hedges its exposure to the variability of future cash flows from interest rate movements for terms up to 20 years. The cash flows from these hedging instruments are expected to affect the profit and loss for approximately the next 39 years. For the year ended December 31, 2023, the contracts for which cash flow hedge accounting was terminated resulted in deferred gains of EUR 75 million (2022: EUR 12 million) that are recognized directly in equity to be reclassified into net result during the period when the cash flows occur of the underlying hedged items. During the year ended December 31, 2023, none of Aegon’s active cash flow hedges were discontinued as it was highly probable that the original forecasted transactions would occur by the end of the originally specified time period documented at the inception of the hedging relationship. All reported discontinued cash flow hedges are a product of completed forecasted transactions at which point the hedges were unwound.
Aegon projects investment needs many years into the future in order to support the insurance liabilities and pay all contractual obligations arising from the policies in force today.
In addition, Aegon also makes use of cross currency swaps to convert variable or fixed foreign currency cash flows into fixed cash flows in local currencies. The cash flows from these hedging instruments are expected to occur over the next 33 years. These agreements involve the exchange of the underlying principal amounts.

Hedge ineffectiveness and reclassification of gains (losses)	2023	2022

Hedge ineffectiveness on cash flow hedges	3	(3)

Gains (losses) reclassified from equity into the income statement	20	(102)

Expected deferred gain (loss) to be reclassified from equity into net result during the next 12 months	114	116
The periods when the cash flows are expected to occur are as follows:

	< 1yr	1 < 2 yrs	2 < 3 yrs	3 < 4 yrs	4 < 5 yrs	> 5 yrs	Total 2023

Cash inflows	282	253	260	286	341	7,509	8,930

Cash outflows	560	224	244	266	271	12,248	13,813

Net cash flows	(277)	28	16	19	70	(4,740)	(4,883)

	< 1yr	1 < 2 yrs	2 < 3 yrs	3 < 4 yrs	4 < 5 yrs	> 5 yrs	Total 2022

Cash inflows	1,552	1,295	1,060	964	933	10,039	15,843

Cash outflows	1,937	1,285	1,037	962	934	17,914	24,068

Net cash flows	(385)	10	23	3	(2)	(7,875)	(8,225)
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
In order to prepare for the IBOR transition all Aegon units have written transition plans containing among others project solutions and actions, timelines and ownership to ensure timely preparation and implementation. Actions as described in the transition plan have been implemented.
In July 2020, the discount rates of EUR cleared derivatives switched from EONIA to
€
STR which impacted the valuation of derivatives for which compensation was exchanged. All EUR Credit Support Annex (“CSA”) which have positions outstanding have been amended from EONIA to
€
STR discounting. In the United States, the cleared market has switched discount rates from Fed Funds to Secured Overnight Funding Rate (“SOFR”) in October 2020. The switch in discount rates is expected to lead to increased liquidity in the new risk free rates.
The majority of the fair value and cash flow hedges were directly exposed to changes in benchmark rates (predominantly EURIBOR and USD LIBOR). There are no plans for the discontinuation of EURIBOR and appropriate fallback language was implemented via the International Swaps and Derivatives (“ISDA”) fallback protocol and rulebook changes by the clearing houses. The relevant USD LIBOR benchmark rates were available for existing contracts until mid-2023
and these derivatives were actively transitioned to SOFR before the 2023 deadline or via the ISDA fallback protocol.

  238 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 20

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
Terms and conditions of hedging instruments
The following table sets out the maturity profile and average price/rate of the hedging instruments used in Aegon’s hedging strategies:

					2023

					Maturity

	Up to 1 month	1-3 months	3-12 months	1-5 years	> 5 years

Fair value hedges

Interest rate contracts

Notional	-	-	-	88	21

Foreign exchange contracts

Notional	-	-	-	-	8

Cash flow hedges

Interest rate contracts

Notional	-	-	-	-	5,540

Average fixed interest rate	-	-	-	-	2.83%

Foreign exchange contracts

Notional	-	-	-	121	835

Average exchange rate EUR/USD	-	-	-	1.16	1.13

Average exchange rate EUR/GBP	-	-	-	-	-

Average exchange rate USD/EUR	-	-	-	0.87	0.88

Average exchange rate USD/GBP	-	-	-	0.74	0.76

Average exchange rate GBP/EUR	-	-	-	1.35	1.32

Average exchange rate GBP/USD	-	-	-	-	-

Net investment hedges

Foreign exchange - FX forward

Notional	(8)	(1)	-	-	-

Average exchange rate EUR/USD	0.91	0.91	-	-	-

Average exchange rate EUR/GBP	1.15	-	-	-	-

Annual Report on Form 20-F 2023 | 239

About Aegon Governance and risk management Financial information Sustainability information

					2022

					Maturity

	Up to 1 month	1-3 months	3-12 months	1-5 years	> 5 years

Fair value hedges

Interest rate contracts

Notional	-	-	-	87	26

Foreign exchange contracts

Notional	-	-	-	-	8

Cash flow hedges

Interest rate contracts

Notional	-	-	-	-	6,738

Average fixed interest rate	-	-	-	-	2.90%

Foreign exchange contracts

Notional	-	-	-	88	788

Average exchange rate EUR/USD	-	-	-	1.18	1.14

Average exchange rate EUR/GBP	-	-	-	-	-

Average exchange rate USD/EUR	-	-	-	0.85	0.88

Average exchange rate USD/GBP	-	-	-	0.75	0.75

Average exchange rate GBP/EUR	-	-	-	-	-

Average exchange rate GBP/USD	-	-	-	1.34	1.34

Net investment hedges

Foreign exchange - FX forward

Notional	(4)	23	(5)	-	-

Average exchange rate EUR/USD	0.94	0.94	0.94	-	-

Average exchange rate EUR/GBP	1.13	1.13	1.13	-	-
Impacts of hedge accounting in the statement of financial position, statement of comprehensive income and statement of changes in equity
The following table contains details of the hedging instruments used in Aegon’s hedging strategies that are booked under line item “Derivatives” in the consolidated statement of financial position:

				2023

	Carrying amounts

	Notional	Assets	Liabilities	Changes in fair value used for calculating hedge ineffectiveness

Fair value hedges

Interest rate contracts	109	1	4	-

Foreign exchange contracts	8	4	-	1

Cash flow hedges

Interest rate contracts	5,540	42	950	106

Foreign exchange contracts	956	105	11	(44)

Net investment hedges

Foreign exchange - FX forward	(9)	39	48	-

  240 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 20

				2022

	Carrying amounts

	Notional	Assets	Liabilities	Changes in fair value used for calculating hedge ineffectiveness

Fair value hedges

Interest rate contracts	113	-	4	(3)

Foreign exchange contracts	8	3	-	-

Cash flow hedges

Interest rate contracts	6,738	55	1,102	(383)

Foreign exchange contracts	876	149	6	116

Net investment hedges

Foreign exchange - FX forward	14	118	104	-
The following table contains details of the hedged exposures covered by Aegon’s hedging strategies that are booked under line item “Derivatives” in the consolidated statement of financial position:

								2023

	Carrying amounts		Accumulated amount of fair value adjustments on the hedged item				Cash flow hedge / currency translation reserve

	Assets	Liabilities	Assets	Liabilities	Balance sheet line item	Change in fair value of hedged item for ineffec- tiveness assessment	Continuing hedges	Discontinued hedges

Fair value hedges

Corporate Debt Hedge Program	-	67	-	(13)	Trust pass-through securities	3	n.a.	n.a.

Offshore Liability Hedge Program	-	12	-	2	Investment contracts without discretionary participating features	-	n.a.	n.a.

Synthetic Asset Fair value hedges	34	-	4	-	Investments	1	n.a.	n.a.

Cash flow hedges

Synethetic Asset Cash flow hedges	2,672	-	-	-	Investments	11	87	-

Life & Health Liability Investment Risk Hedge Program	n.a.	n.a.	n.a.	n.a.	n.a.	5	(348)	232

Long Term Care (LTC) Liability Hedge Program	n.a.	n.a.	n.a.	n.a.	n.a.	1	(15)	1,085

IMD Payout Hedge	n.a.	n.a.	n.a.	n.a.	n.a.	-	-	29

TRS (Vivendi) Hedge	n.a.	n.a.	n.a.	n.a.	n.a.	-	-	3

Net investment hedges

Investments in foreign operations	n.a.	n.a.	n.a.	n.a.	n.a.	-	(324)	-

1	n.a. in above table should be read as “not applicable”.

Annual Report on Form 20-F 2023 | 241

About Aegon Governance and risk management Financial information Sustainability information

								2022

	Carrying amounts		Accumulated amount of fair value adjustments on the hedged item				Cash flow hedge / currency translation reserve

	Assets	Liabilities	Assets	Liabilities	Balance sheet line item	Change in fair value of hedged item for ineffec- tiveness assessment	Continuing hedges	Discontinued hedges

Fair value hedges

Corporate Debt Hedge Program	-	72	-	(10)	Trust pass-through securities	15	n.a.	n.a.

Offshore Liability Hedge Program	-	12	-	2	Investment contracts without discretionary participating features	(3)	n.a.	n.a.

Synthetic Asset Fair value hedges	34	-	3	-	Investments	(8)	n.a.	n.a.

Cash flow hedges

Synethetic Asset Cash flow hedges	3,127	n.a.	n.a.	n.a.	Investments	(1,667)	82

Life & Health Liability Investment

Risk Hedge Program	n.a.	n.a.	n.a.	n.a.	n.a.	(586)	(365)	393

Long Term Care (LTC) Liability

Hedge Program	n.a.	n.a.	n.a.	n.a.	n.a.	(129)	(17)	1,177

IMD Payout Hedge	n.a.	n.a.	n.a.	n.a.	n.a.	-	-	31

TRS (Vivendi) Hedge								4

Net investment hedges

Investments in foreign operations	n.a.	n.a.	n.a.	n.a.	n.a.	-	(371)	-

1	n.a. in above table should be read as “not applicable”.
Potential sources of hedge ineffectiveness
Macro hedge on mortgage portfolio in the Netherlands
Aegon held a portfolio of long-term fixed rate mortgages and therefore was exposed to changes in fair value due to movements in market interest rates. Aegon managed this risk exposure by entering into interest rate swaps.
Only the interest rate risk element was hedged and therefore other risks, such as credit risk, were managed but not hedged by Aegon. The interest risk component was determined as the change in fair value of the long-term fixed rate mortgages arising solely from changes in
3-month
LIBOR. Such changes were usually the largest component of the overall change in fair value. This strategy was designated as a fair value hedge and its effectiveness was assessed by comparing changes in the fair value of the loans attributable to changes in the benchmark rate of interest with changes in the fair value of the interest rate swaps.
∎	Differences between the expected and actual volume of prepayments, as Aegon hedged to the expected repayment date taking into account expected prepayments based on past experience;
∎	Difference in the discounting between the hedged item and the hedging instrument, as cash collateralized interest rate swaps were discounted using Overnight Indexed Swaps (OIS) discount curves, which were not applied to the fixed rate mortgages;
∎	Hedging derivatives with a non-zero fair value at the date of initial designation as a hedging instrument; and
∎	Counterparty credit risk which impacted the fair value of uncollateralized interest rate swaps but not the hedged items.
Aegon had not identified any other sources of hedge ineffectiveness in the period.
Aegon the Netherlands managed the interest rate risk arising from fixed rate mortgages by entering into interest rate swaps on a monthly basis. The exposure from this portfolio frequently changed due to new loans originated, contractual repayments and early prepayments made by customers in each period. As a result, Aegon the Netherlands adopted a dynamic hedging strategy to hedge the exposure profile by closing and entering into new swap arrangements at each month-end.
Aegon the Netherlands used the portfolio fair value hedge of interest rate risk to recognize fair value changes related to changes in interest rate risk in the mortgage portfolio, and therefore reduced the profit or loss volatility that would have otherwise arisen from changes in fair value of the interest rate swaps alone. This approach was applicable until the completion of the transaction with a.s.r. on July 4, 2023.

  242 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 20

Corporate debt hedge
∎	If there is a mismatch between critical terms of hedging instruments and hedged items, changes in fair value may not be offset. The qualitative hedge effectiveness test assures all critical terms align.
∎	Counterparty default: If the counterparty fails to fulfill the contract, the hedge would not be highly effective. All derivatives in this program are collateralized or cleared, so impact from this credit risk will not dominate the hedge relationship.
Life & Health liability investment risk hedge
∎	Counterparty default: If the counterparty fails to fulfill the contract, the hedge would not be highly effective. All derivatives in this program are collateralized or cleared, so impact from this credit risk will not dominate the hedge relationship.
∎	Expected future transactions fail to occur as projected: the hedging instrument (i.e. FSS) terms are already known and easily valued. However, the hedged item consists of one or more forecasted asset purchases for which we are unable to project exactly the dates, coupon rates, and other underlying terms. Given these unknown variables in the hedged item, for the period in which the FSS remains in inventory and the forecasted transactions have not been completed, the hedged item portion of this relationship will be setup assuming identical dates and rates as outlined in the hedging instrument.
∎	When the forecasted transaction (i.e. bond purchase) is completed and the terms of the underlying hedged item are known, hedge ineffectiveness would possibly arise if the timing of the asset being purchased differs from the unwind date of the swaps designated as the hedging instrument, or the coupon rate of the asset being purchased differs from the coupon rate on the receive leg of the swap, or a combination of both.
Long Term Care (LTC) liability hedge
∎	The hedge ineffectiveness would possibly arise if the timing of the asset being purchased differs from the unwind date of the swaps designated as the hedging instrument, or the coupon rate of the asset being purchased differs from the coupon rate on the receive leg of the swap, or a combination of both.
Synthetic asset cash flow hedge
∎	Mismatch of critical terms: If critical terms do not match between the hedged item and the hedged instrument, hedge ineffectiveness can arise.
∎	Counterparty default: If the counterparty fails to fulfill the contract, the hedge would not be highly effective. All derivatives in this program are collateralized or cleared, so impact from this credit risk will not dominate the hedge relationship.
The following table contains information regarding the effectiveness of the hedging relationships designated by Aegon, as well as the impacts on profit or loss and other comprehensive income that are booked under line item “Results from financial transactions” (including the reclassified amount where applicable):

					2023

				Amounts reclassified from reserves to P&L as

	Gains / (loss) recognized in OCI	Hedge ineffective- ness recognized in P&L	P&L line item that includes hedge ineffectiveness	hedged cash flows will no longer occur	hedged item affected P&L

Fair value hedges

Interest rate contracts	n.a.	(3)	Results from financial transactions	n.a.	n.a.

Foreign exchange contracts	n.a.	-	Results from financial transactions	n.a.	n.a.

Cash flow hedges

Interest rate contracts	-	-	Results from financial transactions	-	-

Foreign exchange contracts	-	(2)	Results from financial transactions	-	-

Net investment hedges

Foreign exchange - FX forward	-	-	Results from financial transactions	-	-

1	n.a. in above table should be read as “not applicable”.

Annual Report on Form 20-F 2023 | 243

About Aegon Governance and risk management Financial information Sustainability information

					2022

				Amounts reclassified from reserves to P&L as

	Gains / (loss) recognized in OCI	Hedge ineffectiveness recognized in P&L	P&L line item that includes hedge ineffectiveness	hedged cash flows will no longer occur	hedged item affected P&L

Fair value hedges

Interest rate contracts	n.a.	1	Results from financial transactions	n.a.	n.a.

Foreign exchange contracts	n.a.	(4)	Results from financial transactions	n.a.	n.a.

Cash flow hedges

Interest rate contracts	-	1	Results from financial transactions	-	-

Foreign exchange contracts	-	2	Results from financial transactions	-	-

Net investment hedges

Foreign exchange - FX forward	-	-	Results from financial transactions	-	-

1	n.a. in above table should be read as “not applicable”.
Aegon recognizes the separate line items: “Changes in cash flow hedging reserve” and “Movement in foreign currency translation and net foreign investment hedging reserves” in the statement of comprehensive income related to hedges of net positions gains and losses. Refer to note 25 Shareholders’ equity for more details on these items.
Financial instruments designated and measured at FVPL
The following table shows reconciliation of nominal amount and fair value of credit derivatives that have been used to manage the credit risk of financial instruments designated as FVPL:

		CDSs

Credit derivative disclosure by quality	Nominal amount	Fair value

On January 1, 2023	4,820	28

Increase/(Decrease) during the year	(778)	43

On December 31, 2023	4,043	71

		CDSs

Credit derivative disclosure by quality	Nominal amount	Fair value

On January 1, 2022	4,449	70

Increase/(Decrease) during the year	371	(42)

On December 31, 2022	4,820	28
21 Investments in joint ventures and associates

		Joint ventures		Associates

	2023	2022	2023	2022

On January 1	1,430	1,715	165	1,289

Additions	49	30	2,765	40

Disposals	-	(81)	(12)	(8)

Share in net income	196	289	103	4

Share in changes in equity (note 25.6)	(2)	(33)	(9)	3

Impairment losses	-	-	(25)	(9)

Dividend	(211)	(79)	(81)	(58)

Net exchange difference	(32)	(28)	-	(1)

Transfers to disposal groups	-	(382)	-	(1,096)

On December 31	1,430	1,430	2,906	165
The disposal of joint ventures in 2022 relates to the divestment of Aegon’s 50% stake in the Spanish insurance joint venture with Liberbank to Unicaja Banco, see note 42 Companies and businesses acquired and divested.

  244 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 21

The joint ventures and associates are accounted for using the equity method and are considered to be non-current.
The investments in joint ventures and associates include interest in insurance companies that are required to maintain a minimum solvency margin based on local directives. Such restrictions can affect the ability of these joint ventures and associates to transfer funds in the form of cash dividends, or repayment of loans or advances, and therefore, there can be no assurance that these restrictions will not become a limitation in the future. See note 39 Commitments and contingencies for any commitments and contingencies related to investments in joint ventures. There are no unrecognized shares of losses in joint ventures and associates. The financial statements of the principal joint ventures and associates have the same reporting date as the Group. See note 43 Group companies for a listing of the investments in joint ventures and associates and the Group’s percentage holding.
Summarized financial information of joint ventures
The summarized financial information presented in the following table presents the joint ventures on a 100% basis. Aegon considers its investments in Santander Vida Seguros y Reaseguros S.A. (“Santander Spain Life”) and Aegon Industrial Fund Management Co.Ltd. (“AIFMC”) as material joint ventures and are therefore presented separately.

	Santander Spain Life			AIFMC	Other Joint ventures
	2023	2022	2023	2022	2023	2022

Summarized statement of financial position

Cash and cash equivalents	18	23	421	392	47	99

Other current assets	76	73	654	836	840	561

Total current assets	94	96	1,075	1,229	887	660

Non-current assets	1,056	1,068	-	200	6,234	5,325

Total assets	1,150	1,164	1,075	1,429	7,121	5,985

Other current liabilities	64	95	(149)	526	643	499

Total current liabilities	64	95	(149)	526	643	500

Non-current financial liabilities excluding trade payables and other provisions	-	-	-	-	64	67

Other non-current liabilities	403	410	414	-	5,257	4,351

Total non-current financial liabilities	403	410	414	-	5,321	4,418

Total liabilities	467	506	265	526	5,964	4,918
Net assets	683	658	810	903	1,157	1,067

Summarized statement of comprehensive income

Revenue	482	265	478	644	2,586	2,267

Results from financial transactions	-	-	-	-	-	(2)

Depreciation and amortization	(32)	(30)	(5)	(4)	(27)	(28)

Interest income	4	1	10	9	117	103

Interest expense	-	-	-	-	(10)	(7)

Profit or loss	97	79	193	330	259	258

Income tax (expense) or income	(24)	(18)	(53)	(92)	(88)	(53)
Post-tax profit or (loss)	73	61	140	238	170	205

Other comprehensive income	9	(24)	-	-	32	(41)

Total comprehensive income	82	37	140	238	203	164

Dividends received	58	30	122	-	211	54

Annual Report on Form 20-F 2023 | 245

About Aegon Governance and risk management Financial information Sustainability information

An overview of the summarized financial information of the carrying amount of the joint ventures is as follows:

	Santander Spain Life			AIFMC	Other Joint ventures
	2023	2022	2023	2022	2023	2022

Net assets of joint venture as presented above	683	658	810	903	1,157	1,067

Net assets of joint venture excluding goodwill	603	578	809	902	1,030	972

Group share of net assets of joint venture, excluding goodwill	308	295	397	471	518	488

Goodwill on acquisition	80	80	1	1	128	95

Carrying amount	387	375	397	471	646	584
Aegon’s group share of net assets of joint ventures, as presented in the table above, is less than Aegon’s share of the net assets as presented in the summarized financial information on a 100% basis, due to the inclusion of third parties in the joint ventures.
The following table includes the summarized financial information of the joint ventures based on the Group’s relative holding.

	Santander Spain Life			AIFMC	Other Joint ventures
	2023	2022	2023	2022	2023	2022

Post-tax profit or loss	37	31	69	116	90	105

Other comprehensive income	4	(12)	-	-	17	(21)

Total comprehensive income	42	19	69	116	107	84
Summarized financial information of associates
The summarized financial information of associates presented below is based on the Group’s relative holding.
The following tables reflect the condensed statement of financial position and income statement of Aegon’s material associate a.s.r. at 100%. a.s.r. is a listed company in the Netherlands in which Aegon holds a stake of
29,98
% as per December 31, 2023.
The income statement includes the a.s.r. results for the period July 4, 2023 to December 31, 2023.

a.s.r.

2023

Summarized statement of financial position

Investments	92,177

Derivatives	12,907

Other assets	45,673

Total assets	150,758

Insurance liabilities	99,475

Borrowings and subordinated liabilities	8,386

Derivatives	10,132

Other liabilities	23,467

Total liabilities	141,460

Non-controlling interest	35

Other equity instruments	974

Total other equity components	1,008

Net assets	8,289

  246 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 21

a.s.r.

2023
Summarized statement of comprehensive income

Insurance revenues	4,944

Insurance service result	274

Profit or loss from continuing operations	450

Income tax expense or income	(103)

Post-tax profit or loss from continuing operations	347

Post-tax profit or loss from discontinued operations	-

Other comprehensive income - that may be recycled to profit or loss	17

Other comprehensive income - that will not be recycled to profit or loss	(58)

Total comprehensive income	306

Dividends received	68

Group share	29,98%

Group share of post-tax profit or loss	110

Group share of other comprehensive income	(12)

a.s.r.

2023

Net assets of a.s.r. as presented above	8,289

Net assets of a.s.r., excluding goodwill, fair value adjustments and other equity transactions	8,180

Group share of net assets of a.s.r., excluding goodwill, fair value adjustments and other equity transactions	2,453

Fair value adjustments	47

Goodwill on acquisition	117

Carrying amount of investment in a.s.r.	2,618
The following tables includes associates that Aegon considered immaterial.

	Other Associates
	2023	2022

Summarized statement of financial position

Current assets	309	105

Non-current assets	725	139

Total assets	1,034	244

Current liabilities	217	37

Non-current liabilities	17	45

Total current liabilities	235	82

Net assets	799	162

Summarized statement of comprehensive income

Post-tax profit or (loss)	(7)	(11)

Other comprehensive income	6	2

Total comprehensive income	(1)	(9)

Dividends received	11	28

Carrying amount	288	165

Annual Report on Form 20-F 2023 | 247

About Aegon Governance and risk management Financial information Sustainability information

22 Deferred expenses

	2023	2022

Deferred transaction costs for investment management services	447	452

Current	20	29

Non-current	427	424

Deferred transaction costs

On January 1, 2023	452

Costs deferred during the year	29

Amortization through income statement	(21)

Net exchange differences	(14)

On December 31, 2023	447

On January 1, 2022	428

Costs deferred during the year	28

Amortization through income statement	(28)

Net exchange differences	25

On December 31, 2022	452
23 Other assets and receivables

	Note	2023	2022

Real estate held for own use and equipment	23.1	258	324

Receivables	23.2	3,567	7,857

Accrued income	23.3	736	814

Right-of-use assets	23.4	150	158

On December 31		4,712	9,153
23.1 Real estate held for own use and equipment

Total real estate held for own use and equipment	2023	2022

Real estate held for own use	64	73

Equipment	194	251

On December 31	258	324

  248 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 23

Real estate held for own use	2023	2022

Cost

On January 1	73	185

Capitalized subsequent expenditure	1	1

Disposals	-	(32)

Unrealized gains/(losses) through equity	(2)	(1)

Depreciation through income statement	(2)	(4)

Impairment losses	(3)	-

Transfers to disposal groups	-	(76)

Net exchange differences	(2)	4

Other	-	(4)

On December 31	64	73

Gross carrying value	87	96

Accumulated depreciation and impairments	(23)	(23)

Net book value on December 31	64	73

Real estate held for own use:

Carrying amount under a historical cost model	70	72

% of real estate appraised in the current year	76%	7%

% of appraisals performed by independent external appraisers	100%	100%
General account real estate held for own use has not been pledged as security for liabilities, nor are there any restrictions on title. Depreciation expenses are recorded in note 13 “Other operating expenses” in the income statement. The useful lives of buildings range between 40 and 50 years.

Equipment	2023	2022
Cost

On January 1	251	270

Additions	62	72

Acquisitions through business combinations	-	2

Disposals	(47)	(6)

Depreciation through income statement	(66)	(71)

Transfers to disposal groups	-	(27)

Net exchange differences	(6)	13

Other	-	(1)
On December 31	194	251

Gross carrying value	602	636

Accumulated depreciation and impairments	(408)	(386)
Net book value on December 31	194	251
None of the equipment is held for lease (2022: none). Equipment has not been pledged as security for liabilities, nor are there any restrictions on title. Depreciation expenses have been recorded in note 13 “Other operating expenses” in the income statement. Equipment is generally depreciated over a period of three
to five years.

Annual Report on Form 20-F 2023 | 249

About Aegon Governance and risk management Financial information Sustainability information

23.2 Receivables

	2023	2022

Loans to associates	8	8

Receivables from policyholders	137	142

Receivables from brokers and agents	239	256

Cash outstanding from assets sold	133	134

Trade receivables	178	881

Cash collateral	516	3,372

Income tax receivable	172	294

Other	2,194	2,899

Expected credit losses	(10)	(129)

On December 31	3,567	7,857

Current	3,564	7,843

Non-current	2	13
With the exception of receivables from reinsurers, the receivables balances presented above are mostly not externally rated.
The decrease in cash collateral at December 31, 2023 compared to December 31, 2022 is mainly due to the decrease in the volume of derivative transactions as a result of the transaction with a.s.r.
The movements in the expected credit losses for receivables during the year were as follows:

	2023	2022

On January 1	(129)	(113)

Expected credit losses	(29)	(18)

Reversal of expected credit losses	-	2

Transfers to disposal groups	-	4

Other movements	148	(5)

On December 31	(10)	(129)
Other movements in 2023 reflect that ECL balances related to insurance and reinsurance receivables
are presented as part of insurance and reinsurance contracts.

23.3 Accrued income

	2023	2022

Accrued interest	736	813

Other	-	1

On December 31	736	814

Current	736	814

  250 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 23

23.4
Right-of-use
assets

	Real estate for own use	Equipment	Other	Total

Net Book Value

On January 1, 2023	143	14	1	158

Additions	19	4	3	26

Disposals	(1)	-	-	(1)

Modification of lease contracts	2	-	-	2

Depreciation through income statement	(24)	(8)	(1)	(32)

On December 31, 2023	138	10	3	150

Gross carrying value	247	37	7	290

Accumulated depreciation	(109)	(27)	(3)	(140)

Net book value 2023	138	10	3	150

Net Book Value

On January 1, 2022	182	14	3	199

Additions	24	10	1	34

Disposals	(8)	-	-	(8)

Modification of lease contracts	3	-	-	3

Depreciation through income statement	(29)	(10)	(1)	(41)

Transfers to disposal groups	(28)	-	-	(28)

Net exchange differences	(2)	1	-	(2)

Other	2	-	-	2

On December 31, 2022	143	14	1	158

Gross carrying value	256	35	4	295

Accumulated depreciation	(113)	(21)	(3)	(138)

Net book value 2022	143	14	1	158
Right-of-use
assets are mainly held by Aegon UK and Aegon Americas.
For information on the Lease liabilities and respective maturity analysis, please see note 35 Other liabilities and note 4 Financial risks, respectively.

Annual Report on Form 20-F 2023 | 251

About Aegon Governance and risk management Financial information Sustainability information

24 Intangible assets

	Goodwill	Future servicing rights	Software	Other	Total

Net book value

On January 1, 2023	316	59	21	25	420

Additions	-	122	41	3	166

Amortization through income statement	-	(11)	(8)	(2)	(21)

Business combinations, disposals and other changes	(18)	(38)	(5)	8	(54)

Net exchange differences	(6)	-	-	-	(7)
On December 31, 2023	291	131	48	33	504

Gross carrying value	411	298	71	56	835

Accumulated amortization, depreciation and impairment losses	(120)	(166)	(23)	(23)	(331)
Net book value 2023	291	131	48	33	504

Net book value

On January 1, 2022	391	68	83	43	585

Additions	-	-	20	6	26

Amortization through income statement	-	(9)	(16)	(5)	(30)

Business combinations, disposals and other changes	11	(1)	(27)	12	(5)

Net exchange differences	10	1	(2)	-	9

Transfers to disposal groups	(97)	-	(37)	(32)	(165)
On December 31, 2022	316	59	21	25	420

Gross carrying value	487	344	85	46	963

Accumulated amortization, depreciation and impairment losses	(171)	(286)	(64)	(21)	(543)
Net book value 2022	316	59	21	25	420
Amortization and depreciation through income statement is included in Note 13 “Other operating expenses”. None of the intangible assets have titles that are restricted or have been pledged as security for liabilities.
With the exception of goodwill, all intangible assets within the Americas have a finite useful life and are amortized accordingly. Future servicing rights are amortized over the term of the related insurance contracts, which can vary significantly depending on the maturity of the acquired portfolio. Future servicing rights are amortized over a period of 10 to 30 years of which 12 years remain at December 31, 2023 (2022: 12 years). Software is generally depreciated over an average period of 3 to 5 years (no changes compared to 2022).
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
A summary of the cash-generating units to which the goodwill is allocated is as follows:

	2023	2022

Americas	201	208

United Kingdom	56	54

International	-	18

Asset Management	34	35

On December 31	291	316

  252 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 25

Within the Americas, Transamerica’s goodwill is allocated to groups of cash-generating units including variable annuities, fixed annuities and the retirement plans cash-generating unit. Transamerica uses the value in use concept to determine the recoverable amount and it is calculated annually in the fourth quarter. Transamerica reviewed the recoverable amount of the retirement plan cash-generating units under the Economic Available Capital (EAC) approach. This approach measures the difference between the market value of assets assigned to a block of business and the market value of liabilities. The EAC is reflective of market conditions where a pre-tax
benchmark discount rate ranged from approximately 5.53% to 4.63% from the one month to
30-year
tenors. Transamerica reviewed the recoverable amount of the annuities cash-generating units under the Contractual Service Margin (CSM) approach. The CSM is a component of the asset or liability for the group of insurance contracts that represents the unearned profit the entity will recognize as it provides services in the future. Based on the value in use tests, Transamerica’s goodwill for the group of annuities cash-generating units (2023: EUR 129 million; 2022: EUR 133 million) remains unchanged from prior period except for the impact of currency translation adjustments. Transamerica’s goodwill for the retirement plans cash-generating unit (2023: EUR 72 million; 2022: EUR 75 million) remains unchanged from prior period except for the impact of currency translation adjustments.
In the UK, the cash-generating unit for the goodwill impairment assessment is Aegon UK. The value in use of Scottish Equitable plc is the most material part of the Aegon UK value in use calculation The value in use of SE plc was determined using SE plc’s Solvency II own funds value with adjustments for contract boundaries, and risk margin. An allowance has also been made for the present value of profits from expected new business in the next 3 years. A key variable is the present value of profits from expected new business in the next 3 years, which if this does not arise would reduce the value in use by EUR 79 million, however there would still be over EUR 1,385 million headroom.
Future servicing rights
The additions in Future servicing rights reflect the investment mandates received by Aegon Asset Management following the closure of the transaction with a.s.r..
25 Shareholders’ equity
Issued share capital and reserves attributable to shareholders of Aegon Ltd.

	Note	2023	2022

Share capital – par value	25.1	265	319

Share premium	25.2	6,853	6,853

Total share capital		7,118	7,172

Retained earnings		5,099	7,770

Treasury shares	25.3	(346)	(668)

Total retained earnings		4,753	7,103

Revaluation reserves 1)	25.4	(3,770)	(4,563)

Remeasurement of defined benefit plans 2)	25.5	(1,006)	(1,565)

Other reserves 3)	25.6	379	669

Total shareholders’ equity		7,475	8,815

1
Included in the 2022 Revaluation reserves is an amount of EUR (31) million relating to Aegon the Netherlands classification as discontinued operations, refer to note 45 Held for sale and discontinued operations

2
Included in the 2022 Remeasurement of defined benefit plans is an amount of EUR (675) million relating to Aegon the Netherlands classification as discontinued operations, refer to note 45 Held for sale and discontinued operations

3
Included in the 2022 Other reserves is an amount of EUR 15 million relating to Aegon the Netherlands classification as discontinued operations, refer to note 45 Held for sale and discontinued operations

Annual Report on Form 20-F 2023 | 253

About Aegon Governance and risk management Financial information Sustainability information

	2023	2022

Share capital transactions relating to common shares	Number of shares (thousands)	Number of shares (thousands)

Transactions in 2023:

Cancellation of shares	(451,140)

Transactions in 2022:

Final dividend 2021 1)		(18,676)

Share buyback program (final dividend 2021)		24,364

Interim dividend 2022 1)		(21,365)

Share buyback program (interim dividend 2022)		29,833

1	Dividend distribution paid from treasury shares (note 25.3)
In 2023, Aegon cancelled a total of 294,703,317 common shares and 156,436,840 common shares B. The purpose of the share cancellation is to reduce the number of threasury shares that are not used to cover obligations arising from share-based incentive plans or other obligations.
25.1 Share capital – par value

	2023	2022

Common shares	218	253

Common shares B	47	66

On December 31	265	319

Common shares	2023	2022

Authorized share capital	480	720

Number of authorized shares (in million)	4,000	6,000

Par value in cents per share	12	12

Common shares B	2023	2022

Authorized share capital	240	360

Number of authorized shares (in million)	2,000	3,000

Par value in cents per share	12	12

	Common shares		Common shares B

	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount

On December 31, 2021	2,106,313	253	568,839	68

Shares withdrawn	(10,665)	(1)	(22,643)	(3)

Dividend	13,782	2	-	-

On December 31, 2022	2,109,430	253	546,196	66

Shares withdrawn	(294,703)	(35)	(156,437)	(19)

Dividend	-	-	-	-

On December 31, 2023	1,814,727	218	389,759	47
The withdrawal of common shares was executed in two transactions during 2023. In July 2023, 79,703,317 common shares and 43,817,400 common shares B; while in December 2023, 215,000,000 common shares and 112,619,440 common shares B were cancelled.
The common shares and common shares B withdrawn in 2022 are the result of the cancellation of 10,664,951 and 22,643,360 shares, respectively, following the repurchase by the Company in connection with the share buyback program.

  254 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 25

The table below represents weighted average number of common shares including treasury shares attributable to Aegon Ltd.:

	Weighted average number of common shares (thousands)	Weighted average number of common shares B (thousands)

2022	2,107,315	559,906

2023	2,067,119	523,149
All issued common shares and common shares B each have a nominal value of EUR 0.12 and are fully paid up. The Board is authorized, subject to certain restrictions of Bermuda law and the
Bye-Laws,
to repurchase Aegon Ltd. shares.
Vereniging Aegon, based in The Hague, the Netherlands, holds all the issued and outstanding common shares B.
For detailed information on the transaction between Aegon Ltd. and Vereniging Aegon, see note 44 Related party transactions in the consolidated financial statements.
25.2 Share premium

	2023	2022

On January 1	6,853	7,033

Share dividend	-	(180)

On December 31	6,853	6,853

Share premium relating to:

- Common shares	5,200	5,200

- Common shares B	1,653	1,653

Total share premium	6,853	6,853
The share premium account reflects the balance of
paid-in
amounts above par value at issuance of new shares less the amounts charged for share dividends.
25.3 Treasury shares
On the reporting date, Aegon Ltd. held 72,319,889 (2022: 145,821,347) of its own common shares and 7,945,440 (2022: 51,762,840) own common shares B with a par value of EUR 0.12 each.
In 2023, on July 6, Aegon announced the beginning of a EUR 1.5 billion share buyback program. This follows the completion of the combination of its Dutch pension, life and non-life
insurance, banking, and mortgage origination activities with a.s.r. on July 4, 2023. The share buyback program is aimed to be completed on or before June 30, 2024, barring unforeseen circumstances. Aegon has engaged third parties to execute the buyback transactions on its behalf. The common shares will be repurchased at a maximum of the average of the daily volume-weighted average prices during the repurchase period.
On June 2, 2023, Aegon completed its share buyback program, as announced on February 9, 2023, aimed at returning EUR 200 million of surplus cash capital to shareholders. Between February 10, 2023 and June 2, 2023, a total of 46,797,567 common shares were repurchased at an average price of EUR 4.2737 per share.

Annual Report on Form 20-F 2023 | 255

About Aegon Governance and risk management Financial information Sustainability information

Movements in the number of treasury common shares held by Aegon Ltd. were as follows:

	2023		2022

	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount

On January 1	145,821	662	70,958	262

Transactions in 2023:

Purchase: 1 transaction, average price EUR 5.00	8,516	43

Sale: 2 transactions, average price EUR 4.46	(4,924)	(22)

Purchase: 1 transaction, average price EUR 4.27	46,798	200

Sale: 1 transaction, average price EUR 4.46	(69)	-

Share withdrawn: 1 transaction, average price EUR 4.59	(79,703)	(366)

Purchase: 2 transactions, average price EUR 4.77	170,881	815

Share Withdrawn: 1 transaction, average price EUR 4.59	(215,000)	(986)

Transactions in 2022:

Purchase: 1 transaction, average price EUR 4.92			10,158	50

Sale: 3 transactions, average price EUR 2.46			(4,708)	(12)

Sale: 1 transaction, average price EUR 3.12			(18,676)	(58)

Purchase: 1 transaction, average price EUR 4.38			24,364	107

Share withdrawn: 1 transaction, average price EUR 3.70			(10,665)	(39)

Sale: 1 transaction, average price EUR 3.91			(21,365)	(84)

Purchase: 1 transaction, average price EUR 4.49			29,833	134

Purchase: 3 transactions, average price EUR 4.58			65,921	302

On December 31	72,320	346	145,821	662
Movements in the number of treasury common shares B held by Aegon Ltd. were as follows:

	2023		2022

	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount

On January 1	51,763	6	30,589	3

Transactions in 2023:

Share withdrawn: 1 transaction, average price EUR 0.11	(43,817)	(5)

Purchase: 1 transaction, average price EUR 0.13	112,619	15

Share withdrawn: 1 transaction, average price EUR 0.13	(112,619)	(15)

Transactions in 2022:

Share withdrawn: 1 transaction, average price EUR 0.10			(22,643)	(2)

Purchase: 1 transaction, average price EUR 0.12			43,817	5

On December 31	7,945	1	51,763	6

	Weighted average number of treasury shares, including treasury shares held by subsidiaries (thousands)	Weighted average number of treasury shares B (thousands)

2022	97,807	23,696

2023	188,403	33,035

  256 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 25

25.4 Revaluation reserves

	Investments measured at fair value through OCI	Real estate held for own use	Cash flow hedging reserve	Insurance contracts	Reinsurance contracts held	Total

On January 1, 2023	(5,251)	15	1,024	2,215	(2,566)	(4,563)

Gross revaluation	1,552	(2)	(62)	(1,626)	349	211

Net (gains) / losses transferred to income statement	706	-	(130)	-	-	577

Foreign currency translation differences	138	-	(31)	(47)	82	142

Tax effect	(487)	-	42	397	(126)	(174)

Disposal of group assets	42	(3)	-	-	-	38

On December 31, 2023	(3,300)	9	842	939	(2,261)	(3,770)

On January 1, 2022	6,810	32	1,100	(11,291)	768	(2,580)

Gross revaluation	(16,743)	(1)	(66)	18,680	(4,672)	(2,803)

Net (gains) / losses transferred to income statement	541	-	(126)	-	-	415

Foreign currency translation differences	588	-	74	(931)	95	(174)

Tax effect	3,499	-	42	(4,211)	1,243	574

Disposal of group assets	46	(16)	-	(31)	-	(2)

Other	7	-	-	-	-	7

On December 31, 2022	(5,251)	15	1,024	2,215	(2,566)	(4,563)
The revaluation accounts for both investments measured at FVOCI and for real estate held for own use include unrealized gains and losses on these investments, net of tax. Upon sale, the amounts realized are recognized in the income statement (for FVOCI investments with recycling) or transferred to retained earnings (for real estate held for own use). The revaluation reserve also includes the loss allowance recognized for financial assets measured at FVOCI.
The closing balances of the revaluation reserve for investments measured at FVOCI relate to the following instruments:

	2023	2022

Shares	2	2

Debt securities	(3,297)	(5,249)

Money market and other short-term investments	(5)	(5)

Revaluation reserve for investments measured at FVOCI	(3,300)	(5,251)
The cash flow hedging reserve includes (un)realized gains and losses on the effective portions of hedging instruments, net of tax. The amounts are recognized in the income statement at the moment of realization of the hedged position to offset the gain or loss from the hedged cash flow. No amounts have been released from equity to be included in the initial measurement of non-financial
assets or liabilities.
25.5 Remeasurement of defined benefit plans

	2023	2022

On January 1	(1,565)	(2,199)

Remeasurements of defined benefit plans	(110)	904

Tax effect	17	(250)

Net exchange differences	14	(20)

Disposal of a business	638	-

Total remeasurement of defined benefit plans	(1,006)	(1,565)

Annual Report on Form 20-F 2023 | 257

About Aegon Governance and risk management Financial information Sustainability information

25.6 Other reserves

	Foreign currency translation reserve	Net foreign investment hedging reserve	Equity movements of joint ventures and associates	Total

On January 1, 2023	1,108	(371)	(68)	669

Movement in foreign currency translation and net foreign investment hedging reserves	(290)	54	-	(236)

Disposal of a business	(29)	-	(15)	(45)

Tax effect	10	(6)	-	3

Equity movements of joint ventures	-	-	(2)	(2)

Equity movements of associates	-	-	(9)	(9)

On December 31, 2023	798	(324)	(95)	379

On January 1, 2022	596	(338)	-	258

Movement in foreign currency translation and net foreign investment hedging reserves	436	(116)	(2)	318

Disposal of a business	104	67	(36)	135

Tax effect	(28)	16	-	(12)

Equity movements of joint ventures	-	-	(33)	(33)

Equity movements of associates	-	-	3	3

On December 31, 2022	1,108	(371)	(68)	669
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
26 Other equity instruments

	Perpetual contingent convertible securities	Junior perpetual capital securities	Perpetual cumulative subordinated bonds	Share options and incentive plans 1)	Total

On January 1, 2023	500	923	454	66	1,943

Shares granted / Share options cost incurred	-	-	-	33	33

Shares vested / Share options forfeited	-	-	-	(25)	(25)

On December 31, 2023	500	923	454	74	1,951

On January 1, 2022	500	1,352	454	57	2,363

Shares granted / Share options cost incurred	-	-	-	32	32

Shares vested / Share options forfeited	-	-	-	(23)	(23)

Securities redeemed	-	(429)	-	-	(429)

On December 31, 2022	500	923	454	66	1,943

1	Incentive plans include the shares granted to personnel which are not yet vested.

Perpetual contingent convertible securities	Coupon rate	Coupon date	Year of next call	2023	2022

EUR 500 million	5.625% 1)	Semi-annually, April 15	2029	500	500

On December 31				500	500

1	The coupon is fixed at 5.625% until the first call date and reset thereafter to a 5 year mid swap plus a margin of 5.207%.

  258 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 27

The securities have been issued at par and have subordination provisions, rank junior to all other liabilities and senior to shareholders’ equity only. The conditions of the securities contain certain provisions for coupon payment deferral. Although the securities have no stated maturity, Aegon has the right to call the securities for redemption at par for the first time between April 15, 2029 and October 15, 2029 and every reset date (October 15, with five year intervals) thereafter.

Junior perpetual capital securities	Coupon rate	Coupon date	Year of next call	2023	2022

USD 500 million	floating CMS rate 1)	Quarterly, July 15	2024	402	402

EUR 950 million 3)	floating DSL rate 2)	Quarterly, July 15	2024	521	521

On December 31				923	923

1
The coupon of the USD 500 million junior perpetual capital securities is reset each quarter based on the aggregate of (i) the
10-year
USD SOFR ICE swap rate, (ii) a spread adjustment of
29
basis points and (iii) a credit spread of
ten
basis, with a maximum of 8.5%.

2
The coupon of the EUR 950 million junior perpetual capital securities is reset each quarter based on the then prevailing ten-year
Dutch government bond yield plus a spread of
ten
basis points, with a maximum of 8%.

3	On April 5, 2022 Aegon completed a tender offer buying back EUR 429 million of perpetual capital securities, part of the EUR 950 million notes issued in 2004.
The interest rate exposure on some of these securities has been swapped to a SOFR or EURIBOR based yield.
The securities have been issued at par. The securities have subordination provisions, rank junior to all other liabilities and senior to shareholders’ equity only. The conditions of the securities contain certain provisions for coupon payment deferral and, in situations under Aegon’s control, mandatory coupon payment events. Although the securities have no stated maturity, Aegon has the right to call the securities for redemption at par for the first time on the coupon date in the years as specified, or on any coupon payment date thereafter.

Perpetual cumulative subordinated bonds	Coupon rate	Coupon date	Year of next call	2023	2022

EUR 114 million	1.506% 1), 4)	Annually, June 8	2025	114	114

EUR 136 million	1.425% 2), 4)	Annually, October 14	2028	136	136

EUR 203 million	0.496% 3), 4)	Annually, March 4	2031	203	203

On December 31				454	454

1	The coupon of the EUR 114 million bonds was originally set at 8% until June 8, 2005. Subsequently, the coupon has been reset at 4.156% until June 8, 2015 and 1.506% until June 8, 2025.
2	The coupon of the EUR 136 million bonds was originally set at 7.25% until October 14, 2008. Subsequently, the coupon has been reset at 5.185% until October 14, 2018 and 1.425% until October 14, 2028.
3	The coupon of the EUR 203 million bonds was originally set at 7.125% until March 4, 2011. Subsequently, the coupon has been reset at 4.26% until March 4, 2021 and 0.496% until March 4, 2031.
4
If the bonds are not called on the respective call dates and after consecutive period of ten years, the coupons will be reset at the then prevailing effective yield of ten-year
Dutch government securities plus a spread of
85
basis points.

These bonds have the same subordination provisions as dated subordinated debt. In addition, the conditions of the bonds contain provisions for coupon payment deferral. Although the bonds have no stated maturity, Aegon has the right to call the bonds for redemption at par for the first time on the coupon date in the year of next call.
27 Subordinated borrowings

Fixed to floating subordinated notes	Coupon rate	Coupon date	Issue / Maturity	Year of next call	2023	2022

EUR 700 million	4% 2)	Annually, April 25	2014/ 44	2024	700	699

USD 800 million	5.5% 3)	Semi-annually, April 11	2018/ 48	2028	718	743

Fixed subordinated notes

USD 925 million 1)	5.1%	Quarterly, March 15	2019/ 49	2024	826	852

On December 31					2,244	2,295

Fair value of subordinated borrowings					2,122	2,035

1	Issued by a subsidiary of, and guaranteed by Aegon Ltd.
2	The coupon is fixed at 4% until the first call date and floating thereafter with a 3 months Euribor plus a margin of 335 bps.
3	The coupon is fixed at 5.5% until the first call date in 2028 and floating thereafter with a 6 month USD LIBOR (subject to US LIBOR Act) plus a margin of 3.539%.
These securities are subordinated and rank senior to the junior perpetual capital securities and the perpetual contingent convertible securities, equally with the perpetual cumulative subordinated bonds and junior to all other liabilities. The conditions of the securities contain certain provisions for coupon payment deferral. There have been no defaults or breaches of conditions during the period.

Annual Report on Form 20-F 2023 | 259

About Aegon Governance and risk management Financial information Sustainability information

28 Trust pass-through securities

	Coupon rate	Coupon date	Issue / Maturity	Year of next call	2023	2022

USD 225 million 1)	7.65%	Semi-annually, December 1	1996/2026	n.a.	67	72

USD 190 million 1)	7.625%	Semi-annually, November 15	1997/2037	n.a.	44	46

On December 31					111	118

Fair value of trust pass-through securities					125	133

1	Issued by a subsidiary of, and guaranteed by Aegon Ltd.
2	n.a. in above table should be read as “not applicable”.
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
29 Insurance contracts, reinsurance contracts held and investment contracts with discretionary participating features
29.1 Contracts by measurement model
The following tables show the assets and liabilities for groups of insurance contracts issued and reinsurance contracts held by measurement model.

Insurance contracts	Contracts not measured under the PAA	Contracts measured under the PAA	Total

Portfolios in an asset position	185	-	185

Portfolios in a liability position	177,407	39	177,446

Net balance, on December 31, 2023	177,222	39	177,262

Portfolios in an asset position	36	-	36

Portfolios in a liability position	175,681	439	176,120

Net balance, on December 31, 2022	175,645	439	176,083

Reinsurance contracts held	Contracts not measured under the PAA	Contracts measured under the PAA	Total

Portfolios in an asset position	16,601	7	16,608

Portfolios in a liability position	608	-	608

On December 31, 2023	15,993	7	16,000

Portfolios in an asset position	16,934	6	16,939

Portfolios in a liability position	270	-	270

On December 31, 2022	16,664	6	16,669
All groups of investment contracts with discretionary participating features were not measured under the PAA and were in a liability position at the reporting and comparative dates.

  260 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 29

29.2 Movements in carrying amounts on insurance contracts, investment contracts with discretionary participation features and reinsurance contracts held
The following tables show the movement in the net carrying amounts of insurance contracts issued, investment contracts with discretionary participating features issued and reinsurance contracts held. Two types of tables are presented:

∎	Tables that analyze movements by type of liabilities and reconciles them to the condensed income statement and the condensed statement of comprehensive income

∎	Tables that analyze movements by measurement component
29.2.1 Movement schedules by type of liability

	Remaining coverage

Insurance contracts not measured under PAA - by type	Excluding loss component	Loss component	Incurred claims	Total

Opening assets	40	(1)	(2)	36

Opening liabilities	163,758	1,455	10,468	175,681

Net opening balance, on January 1, 2023	163,719	1,456	10,470	175,645

Insurance revenue	(10,195)	-	-	(10,195)

Incurred claims and other insurance service expenses	-	(186)	8,593	8,407

Amortization of insurance acquisition cash flows	558	-	-	558

Losses (and reversal of losses) on onerous contracts	-	1,084	-	1,084

Adjustments to liabilities for incurred claims	-	-	9	9

Insurance service expenses	558	899	8,601	10,058

Investment components	(4,834)	-	4,834	-

Insurance service result	(14,471)	898	13,436	(137)

Insurance finance (income) / expenses (P&L and OCI)	17,262	81	-	17,343

Cash flows	(4,892)	(150)	(5,582)	(10,624)

Contracts disposed during the period	(347)	-	-	(347)

Transfers to disposal groups	(1)	(211)	(133)	(345)

Other movements	20	-	-	20

Transfer (to)/from other headings	(514)	(33)	36	(512)

Net exchange differences	(3,252)	(54)	(515)	(3,821)

Net closing balance, on December 31, 2023	157,524	1,987	17,711	177,222

Closing assets	1,589	(1,042)	(362)	185

Closing liabilities	159,113	945	17,349	177,407

Annual Report on Form 20-F 2023 | 261

About Aegon Governance and risk management Financial information Sustainability information

	Remaining coverage

Insurance contracts not measured under PAA - by type	Excluding loss component	Loss component	Incurred claims	Total

Opening assets	780	-	(669)	110

Opening liabilities	286,352	343	1,407	288,102

Net opening balance, on January 1, 2022	285,572	343	2,076	287,991

Insurance revenue	(13,522)	-	-	(13,522)

Incurred claims and other insurance service expenses	-	(51)	11,372	11,321

Amortization of insurance acquisition cash flows	547	-	-	547

Losses (and reversal of losses) on onerous contracts	-	1,335	-	1,335

Adjustments to liabilities for incurred claims	-	-	8	8

Insurance service expenses	547	1,284	11,381	13,212

Investment components	(4,820)	(50)	4,870	-

Insurance service result	(17,795)	1,234	16,251	(309)

Insurance finance (income) / expenses (P&L and OCI)	(57,191)	(49)	-	(57,240)

Cash flows	(4,031)	(33)	(7,866)	(11,930)

Contracts disposed during the period	(278)	-	-	(278)

Transfers to disposal groups	(51,983)	(54)	-	(52,037)

Other movements	(28)	33	-	5

Net exchange differences	9,453	(19)	9	9,442

Net closing balance, on December 31, 2022	163,719	1,456	10,470	175,645

Closing assets	40	(1)	(2)	36

Closing liabilities	163,758	1,455	10,468	175,681

	Remaining coverage		Liability for incurred claims

Insurance contracts PAA - by type	Excluding loss component	Loss component	Best estimate liability	Risk adjustment	Total

Opening assets	-	-	-	-	-

Opening liabilities	404	2	33	-	439

Net opening balance, on January 1, 2023	404	2	33	-	439

Insurance revenue	(127)	-	-	-	(127)

Incurred claims and other insurance service expenses	-	-	96	-	96

Amortization of insurance acquisition cash flows	19	-	-	-	19

Losses (and reversals of losses) on onerous contracts	-	2	-	-	2

Adjustments to liabilities for incurred claims	-	-	14	-	14

Insurance service expenses	19	2	110	-	132

Investment components	-	-	-	-	-

Insurance service result	(108)	2	110	-	5

Insurance finance (income) / expenses (P&L and OCI)	12	-	-	-	12

Cash flows	95	-	(114)	-	(19)

Disposal of a business	(407)	-	-	-	(407)

Net exchange differences	9	-	-	-	9

Net closing balance, on December 31, 2023	6	4	29	-	39

Closing assets	-	-	-	-	-

Closing liabilities	6	4	29	-	39

  262 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 29

	Remaining coverage		Liability for incurred claims

Insurance contracts PAA - by type	Excluding loss component	Loss component	Best estimate liability	Risk adjustment	Total

Opening assets	-	-	-	-	-

Opening liabilities	1,242	-	712	10	1,964

Net opening balance, on January 1, 2022	1,242	-	712	10	1,964

Insurance revenue	(563)	-	-	-	(563)

Incurred claims and other insurance service expenses	-	-	254	-	253

Amortization of insurance acquisition cash flows	22	-	-	-	22

Losses (and reversals of losses) on onerous contracts	-	2	-	-	2

Adjustments to liabilities for incurred claims	-	-	259	(3)	257

Insurance service expenses	22	2	513	(3)	534

Investment components	-	-	-	-	-

Insurance service result	(542)	2	513	(3)	(29)

Insurance finance (income) / expenses (P&L and OCI)	7	-	(110)	-	(103)

Cash flows	515	-	(470)	-	45

Disposal of a business	(729)	-	(75)	-	(804)

Transfers to disposal groups	(15)	-	(532)	(7)	(554)

Net exchange differences	(75)	-	(5)	-	(80)

Net closing balance, on December 31, 2022	404	2	33	-	439

Closing assets	-	-	-	-	-

Closing liabilities	404	2	33	-	439

	Asset for remaining coverage

Reinsurance contracts held - Analysis by type, no PAA	Excluding loss recovery component	Loss recovery component	Asset for incurred claims	Total

Opening assets	14,801	1,607	526	16,934

Opening liabilities	(217)	(57)	5	(270)

Net opening balance, on January 1, 2023	14,584	1,549	530	16,664

Changes in the statements of P&L and OCI

Net expenses from reinsurance contracts	453	(235)	(38)	181

Other reinsurance finance income / (expenses)	1,026	34	-	1,060

Effect of changes in risk of non-performance of reinsurers	(12)	-	-	(12)

Total changes in the statements of P&L and OCI	1,467	(200)	(37)	1,229

Cash flows	(397)	(158)	(425)	(979)

Other movements	(424)	139	(86)	(371)

Net exchange differences	(511)	(34)	(4)	(550)

Net closing balance, on 31 December 31, 2023	14,719	1,296	(22)	15,993

Closing assets	16,457	349	(205)	16,601

Closing liabilities	1,738	(947)	(183)	608

Annual Report on Form 20-F 2023 | 263

About Aegon Governance and risk management Financial information Sustainability information

	Asset for remaining coverage

Reinsurance contracts held - Analysis by type, no PAA	Excluding loss recovery component	Loss recovery component	Asset for incurred claims	Total

Opening assets	20,704	202	383	21,288

Opening liabilities	(1,116)	-	645	(471)

Net opening balance, on January 1, 2022	19,588	202	1,028	20,818

Changes in the statements of P&L and OCI

Net expenses from reinsurance contracts	(1,028)	1,380	(103)	248

Other reinsurance finance income / (expenses)	(3,956)	10	-	(3,945)

Investment components	(6)	(2)	8	-

Effect of changes in risk of non-performance of reinsurers	1	-	-	1

Total changes in the statements of P&L and OCI	(4,988)	1,388	(96)	(3,696)

Cash flows	(1,021)	(12)	(466)	(1,498)

Other movements	(322)	(1)	-	(323)

Net exchange differences	1,327	(28)	64	1,363

Net closing balance, on 31 December 31, 2022	14,584	1,549	530	16,664

Closing assets	14,801	1,607	526	16,934

Closing liabilities	217	57	5	270

	Remaining coverage

Investment contracts with DPF - by type	Excluding loss component	Loss component	Incurred claims	Total

Opening assets	-	-	-	-

Opening liabilities	21,055	-	-	21,055

Net balance, on January 1, 2023	21,055	-	-	21,055

Insurance revenue	(64)	-	-	(64)

Incurred claims and other insurance service expenses	-	-	36	36

Insurance service expenses	-	-	36	36

Investment components	(2,417)	-	2,418	-

Insurance service result	(2,481)	-	2,453	(28)

Insurance finance (income) / expenses (P&L and OCI)	1,921	-	-	1,921

Cash flows	423	-	(2,453)	(2,030)

Other movements	172	-	-	172

Net exchange differences	503	-	-	503

Net closing balance, on December 31, 2023	21,594	-	-	21,594

Closing assets	-	-	-	-

Closing liabilities	21,594	-	-	21,594

  264 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 29

	Remaining coverage

Investment contracts with DPF - by type	Excluding loss component	Loss component	Incurred claims	Total

Opening assets	-	-	-	-

Opening liabilities	27,392	-	-	27,392

Net balance, on January 1, 2023	27,392	-	-	27,392

Insurance revenue	(74)	-	-	(74)

Incurred claims and other insurance service expenses	-	-	58	58

Losses (and reversal of losses) on onerous contracts	-	(5)	-	(5)

Insurance service expenses	-	(5)	58	54

Investment components	(2,254)	5	2,250	-

Insurance service result	(2,328)	-	2,308	(20)

Insurance finance (income) / expenses (P&L and OCI)	(3,247)	-	-	(3,247)

Cash flows	511	-	(2,308)	(1,797)

Net exchange differences	(1,273)	-	-	(1,273)

Net closing balance, on December 31, 2023	21,055	-	-	21,055

Closing assets	-	-	-	-

Closing liabilities	21,055	-	-	21,055

Annual Report on Form 20-F 2023 | 265

About Aegon Governance and risk management Financial information Sustainability information

29.2.2 Movement schedules by measurement component

Insurance contracts not measured under PAA - by component	Best estimate liability	Risk adjustment	Contractual service margin	Total

Opening assets	100	-	(64)	36

Opening liabilities	163,381	3,436	8,865	175,681

Net opening balance, on January 1, 2023	163,280	3,435	8,929	175,645

Changes in estimates that adjust contractual service margin	(204)	380	(176)	-

Changes in estimates that result in (a reversal of) onerous contracts	974	51	-	1,025

New contracts issued – non-onerous	(563)	90	473	-

New contracts issued – onerous	38	22	-	60

Changes that relate to future service	245	542	297	1,084

Earnings released from contractual service margin	-	-	(952)	(952)

Release of risk adjustment	-	(345)	-	(345)

Experience adjustments on current service	75	-	-	75

Revenue recognized for incurred policyholder tax expenses	(15)	-	-	(15)

Changes that relate to current service	60	(345)	(952)	(1,238)

Experience adjustments on claims incurred	17	-	-	17

Changes that relate to past service	17	-	-	17

Insurance service result	322	197	(656)	(137)

General model

Interest accreted to insurance contracts	2,680	195	223	3,098

Changes in interest rates and other financial assumptions	1,573	14	-	1,587

Revaluation of changes in non-financial assumptions and experience adjustments to current interest rates	425	(4)	-	421
Variable fee approach

Change in fair value of the underlying assets of products with direct participating features	13,730	-	-	13,730

Change in fulfilment value of products with direct participating features not recognized in CSM due to risk mitigation option	(1,493)	-	-	(1,493)

Insurance finance (income) / expenses	16,915	205	223	17,343

Premiums received	14,203	-	-	14,203

Claims, benefits and expenses paid	(23,862)	-	-	(23,862)

Acquisition costs paid	(936)	-	-	(936)

Other	(30)	-	-	(30)

Cash flows	(10,624)	-	-	(10,624)

Contracts disposed during the period	(283)	(5)	(59)	(347)

Transfers to disposal groups	(59)	(197)	(89)	(345)

Other	41	-	(21)	20

Transfer (to)/from other headings	(511)	(1)	(1)	(512)

Other movements	(811)	(203)	(169)	(1,184)

Net exchange differences	(3,520)	(98)	(203)	(3,821)

Net closing balance, on December 31, 2023	165,562	3,537	8,124	177,222

Closing assets	475	(286)	(4)	185

Closing liabilities	166,036	3,251	8,120	177,407

  266 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 29

Insurance contracts not measured under PAA - by component	Best estimate liability	Risk adjustment	Contractual service margin	Total

Opening assets	1,086	(510)	(465)	110

Opening liabilities	271,870	4,831	11,401	288,102

Net opening balance, on January 1, 2022	270,784	5,341	11,866	287,991

Changes in estimates that adjust contractual service margin	909	(1,232)	323	-

Changes in estimates that result in (a reversal of) onerous contracts	1,408	(131)	-	1,277

New contracts issued – non-onerous	(595)	103	493	-

New contracts issued – onerous	27	29	-	56

Changes that relate to future service	1,749	(1,231)	816	1,333

Earnings released from contractual service margin	-	-	(1,229)	(1,229)

Release of risk adjustment	-	(359)	-	(359)

Experience adjustments on current service	(47)	1	-	(46)

Revenue recognized for incurred policyholder tax expenses	1	-	-	1

Changes that relate to current service	(46)	(359)	(1,229)	(1,634)

Experience adjustments on claims incurred	(7)	-	-	(8)

Changes that relate to past service	(7)	-	-	(8)

Insurance service result	1,695	(1,591)	(414)	(309)

General model

Interest accreted to insurance contracts	2,548	156	221	2,925

Changes in interest rates and other financial assumptions	(28,114)	(58)	-	(28,172)

Revaluation of changes in non-financial assumptions and experience adjustments to current interest rates	(862)	19	-	(843)

Variable fee approach

Change in fair value of the underlying assets of products with direct participating features	(25,351)	-	-	(25,351)

Change in fulfilment value of products with direct participating features not recognized in CSM due to risk mitigation option	(5,799)	-	-	(5,799)

Insurance finance (income) / expenses	(57,578)	117	221	(57,240)

Premiums received	15,444	-	-	15,444

Claims, benefits and expenses paid	(26,454)	-	-	(26,454)

Acquisition costs paid	(892)	-	-	(892)

Other	(28)	-	-	(28)

Cash flows	(11,930)	-	-	(11,930)

Contracts disposed during the period	(177)	(5)	(96)	(278)

Transfers to disposal groups	(48,338)	(659)	(3,040)	(52,037)

Other	-	-	5	5
Other movements	(48,515)	(663)	(3,131)	(52,310)

Net exchange differences	8,825	231	387	9,442

Net closing balance, on December 31, 2022	163,280	3,435	8,929	175,645

Closing assets	100	-	(64)	36

Closing liabilities	163,381	3,436	8,865	175,681

Annual Report on Form 20-F 2023 | 267

About Aegon Governance and risk management Financial information Sustainability information

Reinsurance contracts held - Movement schedule by component, no PAA	Best estimate liability	Risk adjustment	Contractual service margin	Total

Opening assets	16,233	1,010	(309)	16,934

Opening liabilities	(371)	(101)	202	(270)

Net opening balance, on January 1, 2023	15,862	909	(107)	16,664

Changes in estimates that adjust the contractual service margin	(3)	6	(4)	-

Changes in estimates that relate to losses and reversals of losses on underlying onerous contracts	477	67	6	550

New reinsurance contracts issued / acquired recognized in the year	(330)	42	271	(17)

Initial recognition of onerous underlying contracts	-	-	12	12

Changes that relate to future service	144	114	286	544

CSM recognized for service received	-	-	(26)	(26)

Release of risk adjustment	-	(118)	-	(118)

Experience adjustment on current service	(217)	-	-	(217)

Changes that relate to current service	(217)	(118)	(26)	(361)

Experience adjustment on claims component	(2)	-	-	(2)

Changes that relate to past service	(2)	-	-	(2)

Net income/expenses of reinsurance held	(76)	(3)	260	181

Reinsurance finance income / (expenses)	1,013	48	(13)	1,048

Premiums paid, net of received fixed commission	2,642	-	-	2,642

Amounts received	(3,622)	-	-	(3,622)

Cash flows	(979)	-	-	(979)

Other movements	(132)	(176)	(63)	(371)

Other movements	(132)	(176)	(63)	(371)

Net exchange difference	(528)	(23)	2	(550)

Net closing balance, on December 31, 2023	15,160	755	78	15,993

Closing assets	16,184	423	(7)	16,601

Closing liabilities	(1,024)	332	85	(608)

  268 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 29

Reinsurance contracts held - Movement schedule by component, no PAA	Best estimate liability	Risk adjustment	Contractual service margin	Total

Opening assets	20,608	1,009	(328)	21,288

Opening liabilities	(1,617)	585	561	(471)

Net opening balance, on January 1, 2022	18,991	1,594	233	20,818

Changes in estimates that adjust the contractual service margin	244	(408)	164	-

Changes in estimates that relate to losses and reversals of losses on underlying onerous contracts	655	(58)	10	607

New reinsurance contracts issued / acquired recognized in the year	(8)	21	(13)	-

Initial recognition of onerous underlying contracts	-	-	31	31

Changes that relate to future service	891	(444)	192	638

CSM recognized for service received	-	-	42	42

Release of risk adjustment	-	(147)	-	(147)

Experience adjustment on current service	(274)	-	-	(274)

Changes that relate to current service	(274)	(147)	42	(379)

Experience adjustment on claims component	(12)	-	-	(12)

Changes that relate to past service	(12)	-	-	(12)

Net income/expenses of reinsurance held	605	(591)	234	248

Reinsurance finance income / (expenses)	(3,954)	47	(37)	(3,944)

Premiums paid, net of received fixed commission	3,005	-	-	3,005

Amounts received	(4,503)	-	-	(4,503)

Cash flows	(1,498)	-	-	(1,498)

Other movements	403	(206)	(520)	(323)

Other movements	403	(206)	(520)	(323)

Net exchange difference	1,316	65	(17)	1,363

Net closing balance, on December 31, 2022	15,862	909	(107)	16,664

Closing assets	16,233	1,010	(309)	16,934

Closing liabilities	(371)	(101)	202	(270)

Annual Report on Form 20-F 2023 | 269

About Aegon Governance and risk management Financial information Sustainability information

Investment contracts with DPF - by component	Best estimate liability	Risk adjustment	Contractual service margin	Total

Opening assets	-	-	-	-

Opening liabilities	20,874	109	72	21,055

Net balance, on January 1, 2023	20,874	109	72	21,055

Changes in estimates that adjust contractual service margin	(152)	31	121	-

Changes that relate to future service	(152)	31	121	-

Earnings released from contractual service margin	-	-	(17)	(17)

Release of risk adjustment	-	(15)	-	(15)

Experience adjustments on current service	4	-	-	4

Changes that relate to current service	4	(15)	(17)	(28)

Changes that relate to past service	-	-	-	-

Insurance service result	(148)	16	104	(28)

Variable fee approach

Change in fair value of the underlying assets of products with direct participating features	1,921	-	-	1,921

Insurance finance (income) / expenses	1,921	-	-	1,921

Premiums received	475	-	-	475

Claims, benefits and expenses paid	(2,506)	-	-	(2,506)

Cash flows	(2,030)	-	-	(2,030)

Other	170	-	1	172

Other movements	170	-	1	172

Net exchange differences	498	3	2	503

Net closing balance, on December 31, 2023	21,285	128	180	21,594

Closing assets	-	-	-	-

Closing liabilities	21,285	128	180	21,594

  270 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 29

Investment contracts with DPF - by component	Best estimate liability	Risk adjustment	Contractual service margin	Total

Opening assets	-	-	-	-

Opening liabilities	27,064	133	195	27,392

Net balance, on January 1, 2022	27,064	133	195	27,392

Changes in estimates that adjust contractual service margin	110	(3)	(106)	-

Changes that relate to future service	110	(3)	(106)	-

Earnings released from contractual service margin	-	-	(11)	(11)

Release of risk adjustment	-	(14)	-	(14)

Experience adjustments on current service	5	-	-	5

Changes that relate to current service	5	(14)	(11)	(20)

Changes that relate to past service	-	-	-	-

Insurance service result	114	(17)	(117)	(20)

Variable fee approach

Change in fair value of the underlying assets of products with direct participating features	(3,247)	-	-	(3,247)

Insurance finance (income) / expenses	(3,247)	-	-	(3,247)

Premiums received	511	-	-	511

Claims, benefits and expenses paid	(2,308)	-	-	(2,308)
Cash flows	(1,797)	-	-	(1,797)

Net exchange differences	(1,261)	(6)	(6)	(1,273)

Net closing balance, on December 31, 2022	20,874	109	72	21,055

Closing assets	-	-	-	-

Closing liabilities	20,874	109	72	21,055
29.2.3 New contracts recognized
New insurance contracts recognized, no PAA

	2023

New contracts recognized	Issued non-onerous contracts	Issued onerous contracts	Total

Present value of cash inflows	(5,155)	(545)	(5,701)

Present value of cash outflows, excl. acquisition costs	4,593	583	5,176

Risk adjustment for non-financial risk	90	22	112

Contractual service margin	473	-	473

(Gain) / loss recognized on initial recognition	-	60	60

	2022

New contracts recognized	Issued non-onerous contracts	Issued onerous contracts	Total

Present value of cash inflows	(5,020)	(475)	(5,494)

Present value of cash outflows, excl. acquisition costs	4,447	504	4,951

Risk adjustment for non-financial risk	98	27	125

Contractual service margin	474	-	474

(Gain) / loss recognized on initial recognition	-	57	57

1	The table do not hold results from Aegon the Netherlands; therefore, numbers differ from 29.2.2 Movement schedules by measurement component table

Annual Report on Form 20-F 2023 | 271

About Aegon Governance and risk management Financial information Sustainability information

New reinsurance contracts recognized, no PAA

2023	Reinsurance contracts

Present value of cash inflows	201

Present value of cash outflows	(531)

Risk adjustment for non-financial risk	42

Contractual service margin	271

Income recognized on initial recognition	(17)

2022

Present value of cash inflows	251

Present value of cash outflows	(259)

Risk adjustment for non-financial risk	21

Contractual service margin	(13)

Income recognized on initial recognition	(0)
29.2.4 Maturity analysis contractual service margin

	2023	2022

Maturity analysis CSM insurance contracts	Discounted CSM	Discounted CSM

<1 year	839	1,076

1-2 years	756	802

2-3 years	684	723

3-4 years	618	654

4-5 years	559	591

5-10 years	2,071	2,210

10-20 years	1,850	2,024

> 20 years	748	849

On December 31	8,124	8,929

	2023	2022

Maturity analysis CSM reinsurance contracts held, no PAA	Discounted CSM	Discounted CSM

< 1yr	8	(22)

1 < 2 yrs	7	(15)

2 < 3 yrs	6	(13)

3 < 4 yrs	6	(12)

4 < 5 yrs	5	(10)

5 < 10 yrs	18	(32)

10 - 20 yrs	17	(16)

> 20 yrs	12	13

On December 31	78	(107)

  272 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 29

29.2.5 Movement schedules contractual service margin by transition method
Contractual service margin recognized on contracts
in-force
on the transition date to IFRS 17

			Insurance contracts				Investment contracts with DPF					Reinsurance contracts held

	MRA	1)	FVA	2)	Other	Total CSM	MRA	FVA	Other	Total CSM	MRA	FVA	Other	Total CSM

On January 1, 2023	1,836		4,673		2,420	8,929	-	72	-	72	1	(129)	21	(107)

Changes in estimates that adjust CSM	(40)		(105)		(32)	(176)	-	121	-	121	-	11	(14)	(4)

Changes in estimates that relate to losses and reversals of losses on underlying onerous contracts	-		-		-	-	-	-	-	-	-	4	2	6

New contracts issued:

non-onerous	-		-		473	473	-	-	-	-	-	-	283	283

Earnings released from contractual service margin	(191)		(498)		(264)	(952)	-	(17)	-	(17)	-	9	(34)	(26)

Insurance finance income / (expense)	8		159		57	223	-	-	-	-	-	(21)	8	(13)

Cash flow - contracts disposed	-		(59)		-	(59)	-	-	-	-	-	-	-	-

Net exchange differences	(57)		(128)		(17)	(203)	-	2	-	2	-	6	(5)	2

Other	1		(42)		(68)	(110)	-	1	-	1	-	(30)	(33)	(63)

On December 31, 2023	1,557		4,000		2,568	8,124	-	180	-	180	-	(149)	227	78

1	MRA: Modified Retrospective Approach
2	FVA: Fair Value Approach

			Insurance contracts				Investment contracts with DPF					Reinsurance contracts held

	MRA	1)	FVA	2)	Other	Total CSM	MRA	FVA	Other	Total CSM	MRA	FVA	Other	Total CSM

On January 1, 2022	2,639		7,036		2,191	11,866	-	195	-	195	-	238	(5)	233

Changes in estimates that adjust CSM	(792)		1,101		15	323	-	(106)	-	(106)	-	167	(3)	164

Changes in estimates that relate to losses and reversals of losses on underlying onerous contracts	-		-		-	-	-	-	-	—	-	3	8	10

New contracts issued:

non-onerous	-		-		493	493	-	-	-	—	-	(8)	26	18

Earnings released from contractual service margin	(205)		(764)		(260)	(1,229)	-	(11)	-	(11)	-	45	(4)	42

Insurance finance income / (expense)	9		179		33	221	-	-	-	-	-	(37)	-	(37)

Cash flow - contracts disposed	-		(96)		-	(96)	-	-	-	-	-	-	-	-

Net exchange differences	186		246		(45)	387	-	(6)	-	(6)	-	(17)	-	(17)

Other	-		(3,028)		(7)	(3,035)	-	-	-	-	-	(520)	-	(520)

On December 31, 2022	1,836		4,673		2,420	8,929	-	72	-	72	1	(129)	21	(107)

1	MRA: Modified Retrospective Approach
2	FVA: Fair Value Approach
Other in the table above relates to derecognition of liabilities following the completion of the transaction with a.s.r.

Annual Report on Form 20-F 2023 | 273

About Aegon Governance and risk management Financial information Sustainability information

29.2.6 Investments and other assets allocated to contracts that were not transitioned fully retrospectively
On transition to IFRS 17, amounts were recognized in the revaluation reserve for insurance contracts, investment contracts with discretionary features and reinsurance contracts held using the modified retrospective approach and/or the fair value approach.
Part of the assets backing these groups of insurance contracts are measured at fair value through other comprehensive income. The movement in the period in the cumulative amount recognized in OCI for these assets is reflected in the table below:

Assets backing up:

Insurance Contracts

On January 1, 2023	(2,375)

Gross revaluation	1,137

Net gains/losses transferred to income statement	309

Foreign currency translation differences	55

Tax effect	(322)

Other	47

On December 31, 2023	(1,147)

Assets backing up:

Insurance Contracts

On January 1, 2022	6,456

Gross revaluation	(12,445)

Net gains/losses transferred to income statement	425

Foreign currency translation differences	540

Tax effect	2,578

Other	72

On December 31, 2022	(2,375)
Of the Gross revaluation, EUR 1,211 million was unrealized gains through equity (2022: loss of EUR 12,434 million). The Net gains/losses transferred to the income statement include EUR 437 million due to transfer disposal (2022: EUR 549 million).
29.3 Critical judgments and estimates
29.3.1 Fulfilment cash flows
The fulfillment cash flows comprise:

∎	Estimates of future cash flows;

∎	An adjustment to reflect time value of money and the financial risks related to future cash flows, to the extent that the financial risks are not included in the estimates of future cash flows and

∎	A risk adjustment for non-financial risk.
Each measurement element requires the use of significant judgment and estimates.
29.3.1.1 Valuation methods
Aegon’s objective in estimating future cash flows is to determine a range of scenarios that reflects the full range of possible outcomes. Each scenario specifies the amount and timing of the cash flows for a particular outcome, and the estimated probability of that outcome. The cash flows from each scenario are discounted and weighted by the estimated probability of that outcome to derive an expected present value.
When determining the expected value of the full range of possible outcomes, the objective is to incorporate all reasonable and supportable information available without undue cost or effort in an unbiased way, rather than to identify every possible scenario. In some cases, relatively simple modeling provides an answer within an acceptable range of precision. In other cases, more complex valuation methods are required to satisfy the measurement objective. For example, if cash flows reflect a series of interrelated (implicit or explicit) options and respond in a non-linear
fashion to changes in economic conditions, then Aegon often uses stochastic modeling techniques to estimate the expected present value. Stochastic modeling involves projecting future cash flows under a large number of possible economic scenarios for market variables such as interest rates and

  274 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 29

equity returns. Other methods that are used to measure
non-linear
cash flows include closed form solutions and replicating portfolio techniques.
29.3.1.2 Actuarial assumptions
When estimating future cash flows, Aegon sets actuarial assumptions for underwriting risk including policy claims (such as mortality, longevity or morbidity), policyholder behavior (such as lapses, surrender of policies or partial withdrawals), property & casualty loss ratios and expenses. Actuarial assumptions are reviewed annually, with the exception of expense assumptions which might be updated more frequently as a result on the quarterly monitoring of actual expenses.
Underwriting assumptions
Mortality tables applied are generally developed based on a blend of company experience and industry wide studies, taking into consideration product characteristics, own risk selection criteria, target market and past experience. Mortality experience is monitored through regular studies, the results of which are fed into the pricing cycle for new products and reflected in the liability calculation for in-force
groups of contracts where appropriate. For contracts insuring survivorship or mortality, allowance is made for further longevity or mortality improvements. Morbidity assumptions are based on own claims severity and frequency experience, adjusted where appropriate for industry information. Industry survey is used for judgment-based assumptions like for example morbidity improvement and cost of long-term care (LTC) inflation.
Surrender and lapse rates depend on product features, policy duration and external circumstances such as the interest rate environment and competitor behavior. For policies where policyholders are expected to have financial incentive to choose a favorable lapse timing based on the market conditions, a dynamic lapse assumption is utilized to reflect expected policyholder behavior when applying multiple scenarios in measurement. Own experience, as well as industry published data, are used to in establishing assumptions. Lapse experience is correlated to mortality and morbidity levels, as higher or lower levels of surrenders may indicate future claims will be higher or lower than anticipated. Such correlations are accounted for in the mortality and morbidity assumptions based on the emerging analysis of experience.
Policyholder benefits that are directly linked to asset performance are projected at rates that are consistent with the discount rates applied. For cash flows like crediting rates, the projected cash flows reflect how the reporting unit would determine crediting rates in a given scenario based on the Group’s crediting policies. Other management actions are taken into account to the extent that they are part of Aegon’s regular policies and procedures.
Given that Aegon applies the premium allocation approach to most of its non-life
insurance business, actuarial assumptions related to (ultimate) loss ratio assumptions only impact the fulfillment cash flows for onerous groups of contracts with remaining coverage and for contracts with incurred claims. Aegon uses a range of loss reserving techniques to estimate (ultimate) claims ratios, using historical claims development data as well as market observable inputs. Large ticket reported claims are assessed on an individual basis.
Expense assumptions
Expenses that are attributable to the fulfillment cash flows include acquisition expenses, maintenance expenses and claims settlement costs, as well as overhead costs that Aegon considers to be unavoidable when fulfilling the in-force
contracts. Investment expenses are included in the fulfillment cash flows for contracts that provide investment-related or investment-return services, as well as for contracts where Aegon performs investment activities that enhance the policyholders’ benefits from insurance coverage. Aegon’s expense assumptions are based on the current level of expenses, adjusted for future expense inflation and the impact of known one-off
projects (such as planned cost saving initiatives or projects to implement additional regulatory reporting requirements). In not-at-scale
units, further adjustment is made to reflect a long-term scale of business.
When allocating the attributable expenses to groups of contracts, Aegon leverages allocation approaches used for pricing or regulatory reporting. Where IFRS requires a greater level of granularity, additional allocation keys are applied that have been defined based on, for example, further expense studies. The expense inflation assumption is split into a financial component that is calibrated to market observables and a non-financial
component that is set as an actuarial assumption. The
non-financial
component of the expense inflation assumption represents the estimated difference between general market inflation implied by the market and expense inflation that is specific to Aegon’s product characteristics. Some inflation assumptions (such as LTC utilization and health medical inflation in the Americas) do not include a financial component but are entirely set as an actuarial assumption, given that they are weakly correlated with general inflation indices and there is no hedge market for such rates.

Annual Report on Form 20-F 2023 | 275

About Aegon Governance and risk management Financial information Sustainability information

Discount rates and other financial assumptions
Aegon adjusts the estimated future cash flows of a group of contracts to reflect the time value of money and the financial risks related to those cash flows, to the extent that the financial risks are not included in the estimates of cash flows. The discount rates applied to the estimates of the future cash flows:

∎	Reflect the time value of money, the characteristics of the cash flows and the liquidity characteristics of the insurance contracts;

∎	Are consistent with observable current market prices (if any) for financial instruments with cash flows whose characteristics are consistent with those of the insurance contracts, in terms of, for example, timing, currency and liquidity; and

∎	Exclude the effect of factors that influence observable market prices but do not affect the future cash flows of the insurance contracts.
No implicit adjustments for
non-financial
risk are included in the discount rates, as the risk adjustment for non-financial
risks is explicitly included in the fulfillment cash flows.
When determining the discount rates at the date of initial recognition of a group of contracts, Aegon uses weighted-average discount rates over the period that contracts in that group are issued.
IFRS explicitly mentions two calibration options for the discount rate, namely the
“top-down
approach” and
“bottom-up”
approach. Aegon has generalized both approaches into a direct discounting technique in which discount rates are determined as the sum of the risk-free rate plus a percentage of the illiquidity premium (ILP). The ILP is an extra spread that an investor can earn by investing in a security that offers limited or no ability for the investor to exit the investment prior to its maturity. If an insurance liability is illiquid (meaning that the policyholder has limited or no ability to cash it in prior to maturity or contingency-based payment), the liability is discounted at a rate that includes an ILP because illiquid assets (earning an illiquidity premium) may be purchased to back or replicate that liability.
Risk-free yield curve
Aegon has identified various rates available in the EUR, GBP and USD markets that can be used as a basis for the risk-free yield curve, including EURIBOR swap rates for EUR, reformed Sterling Overnight Index Average (SONIA) for GBP, and Secured Overnight Funding Rates (SOFR) and US Treasury rates for USD. EURIBOR rates are adjusted for credit risk by subtracting a credit risk allowance. No adjustment is made to overnight swap rates and US Treasury rates, as the credit risk of these instruments is deemed negligible.
A full risk-free yield curve is derived by first interpolating between tenors for which market data is available, and then extrapolating the yield curve beyond market observable maturities. Discount rates converge linearly in 10 years to an ultimate forward rate. A uniform last liquid point for EUR and USD is set at 30 years, GBP is set at 50 years. The ultimate forward rates reflect a long-term view on nominal interest rates and is set by management per currency, considering expected real interest rates and long-term inflation together with the current market environment. The ultimate forward rates have been reviewed as part of the annual Group economic assumptions update and revised to a common level of 3.45% effective December 31, 2023. (December 31, 2022: 3.50%,3.65% and 3.45% for the USD, EUR, and GBP respectively.)
Aegon reviews the risk-free last liquid point and ultimate forward rates quarterly which, although expected to be infrequent, may lead to assumption updates if there are significant changes in market conditions.

Yield curves (zero coupon rates excluding ILP) December 31, 2023	1 year	5 years	10 years	15 years	20 years

EUR	3.36%	2.33%	2.39%	2.47%	2.40%

GBP	4.74%	3.35%	3.28%	3.40%	3.43%

USD	4.83%	3.89%	3.90%	4.00%	4.39%

Yield curves (zero coupon rates excluding ILP) December 31, 2022	1 year	5 years	10 years	15 years	20 years

EUR	3.18%	3.10%	3.05%	2.98%	2.73%

GBP	4.46%	4.06%	3.71%	3.62%	3.54%

USD	4.97%	4.03%	3.83%	3.94%	4.31%

  276 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 29

Illiquidity premium (ILP)
Aegon sets ILPs at the level of the reporting unit or major business unit, reflecting how it manages the investments and ALM risk for the given block of liabilities. For example, in the US Aegon has set ILPs by lines of business which has resulted in 9 ILP curves. For each unit, an ILP curve is constructed that is based on the market-observables returns on a reference portfolio of assets. The reference portfolio is based on the unit’s investment policy target mix of fixed interest securities and excludes alternative investments (such as equities and real estate investments).
To derive the ILP curve for respective lines of business, market observable spreads are sourced and adjusted for expected and unexpected default losses. The ILP is based on the line of business reference portfolio and investment strategy.
The full ILP curve is derived by interpolating between the observable tenors and then extrapolating the yield linearly beyond the ILP last liquid point to the ultimate forward ILP. The last liquid point can be set separately for each duration bucket or, as a practical simplification, as a single point in time for the entire reference portfolio. The ultimate forward spread is set based on historical 50th percentile spread adjusted for expected and unexpected default losses.
Aegon updates the reference portfolio quarterly, and the ILP last liquid point and ILP ultimate forward rate are revised accordingly. The most significant products of Aegon Ltd. are presented below.

ILP per portfolio, December 31, 2023	1 year	5 years	10 years	15 years	20 years	30 years

Fixed Deferred Annuity	1.15%	1.21%	1.12%	1.11%	1.11%	1.11%

Indexed Universal Life	1.20%	1.24%	1.20%	1.18%	1.18%	1.21%

Long-Term Care	0.97%	0.98%	0.98%	1.15%	1.20%	1.30%

Traditional Life	0.99%	1.01%	1.02%	1.15%	1.19%	1.28%

Universal Life	1.01%	1.03%	1.02%	1.13%	1.17%	1.26%

Variable Annuities	0.69%	0.69%	0.68%	0.67%	0.64%	0.67%

Annuities	0.89%	0.89%	0.89%	0.89%	0.89%	0.76%

Individual Protection	0.49%	0.49%	0.49%	0.49%	0.49%	0.40%

ILP per portfolio, December 31, 2022	1 year	5 years	10 years	15 years	20 years	30 years

Fixed Deferred Annuity	1.44%	1.48%	1.31%	1.12%	1.12%	1.12%

Indexed Universal Life	1.48%	1.45%	1.33%	1.22%	1.22%	1.21%

Long-Term Care	1.37%	1.38%	1.38%	1.32%	1.32%	1.32%

Traditional Life	1.41%	1.42%	1.40%	1.31%	1.31%	1.31%

Universal Life	1.43%	1.44%	1.39%	1.29%	1.28%	1.28%

Variable Annuities	0.67%	0.67%	0.67%	0.67%	0.67%	0.68%

Annuities	1.08%	1.08%	1.08%	1.08%	1.08%	1.03%

Individual Protection	0.50%	0.50%	0.50%	0.50%	0.50%	0.42%
Illiquidity factor
The illiquidity factor reflects the liquidity characteristics of a certain group of insurance contracts. Groups of contracts whose cash flows are not dependent on the underlying assets are assigned an illiquidity factor of 100%. Groups of contracts for which the cash flows predominantly vary with the underlying assets are assigned an illiquidity factor of 0%. For example, Aegon UK does not apply an illiquidity factor to the Unit Linked products. For a few products that include both types of cash flows, such as US variable annuity products with guaranteed minimum withdrawal benefits, a combination of 100% and 0% ILP is used.
Other significant financial assumptions
Interest rate volatilities are modelled based on swaption prices, in line with current market pricing.
Risk adjustment for
non-financial
risk
The risk adjustment for
non-financial
risk is included explicitly as a separate component of the fulfillment cash flows. It reflects the compensation that Aegon requires for bearing the uncertainty about the amount and timing of the cash flows that arises from non-financial
risk as it fulfils insurance contracts.
The
non-financial
risks considered include mortality, morbidity, policyholder behavior, expense, and product specific operational risk.
Non-financial
risks that do not arise from the insurance contracts, such as general operational risk, are not reflected in the

Annual Report on Form 20-F 2023 | 277

About Aegon Governance and risk management Financial information Sustainability information risk adjustment. The risk adjustment reflects both the risk that actual experience differs from the best estimate assumption used to project future cash flows due to mis-estimation
(parameter risk), as well as the risk of random fluctuations around the true estimates (contagion risk).
Diversification benefits are recognized at the Group level. To align with market practice, Aegon only reflects the degree of diversification between non-financial
risks, and contrary to its pricing methodology, ignores diversification benefits between financial and non-financial
risks. Diversification effects include the impact of reinsurance ceded, as well insurance contracts classified as held for sale.
Aegon generally applies a simplified confidence interval technique which estimates the risk adjustment for non-financial
risk using a confidence level (probability of sufficiency) approach at the 80th percentile. Under this approach, a probability distribution is assumed for each particular risk and the amount above the expected present value of future cash flows determined (using a shock factor). The impacts for each risk are then aggregated using a correlation matrix, reflecting diversification between the various non-financial
risk types. For some products, Aegon measures contagion risk using the Conditional Tail Expectation technique at the 75th percentile. Regardless of the technique applied, the confidence interval is computed across the entire product lifetime in order to fully reflect the risk.
Changes in methods and inputs used to measure fulfillment cash flows
Actuarial assumptions are reviewed periodically in the second quarter for the United States and in the fourth quarter for Europe and Asia, based on historical experience, observable market data, including market transactions such as acquisitions and reinsurance transactions, anticipated trends and legislative changes. Similarly, the models and systems used for determining our liabilities and reinsurance assets are reviewed periodically, and if deemed necessary, updated based on emerging best practice and available technology.
During 2023, Aegon implemented actuarial assumption and model updates which are mainly related to Aegon’s business in the Americas.
Assumption updates
(non-financial
assumptions) are absorbed in the CSM where there are sufficient balances. The change in CSM will impact the amount amortized in the current period and all prospective periods. The total pre-tax
impact of
non-financial
assumption changes at the end of 2023 is a EUR 497 million increase to liabilities. Most of the impact was driven by the model update on policyholder behaviour mainly on Indiviual Life and Variable Annuities lines of business and expense assumption updates. Main assumption updates are all on morbidity but they are offset by a change in CSM so this change has limited impact on total liabilites.
Aegon did not make any significant changes to the contract boundaries in the current reporting period, nor did it update the approaches used to determine the discount rate or estimate the risk adjustment for non-financial
risk.
29.3.2 Relevant other significant judgments
In addition to the judgments and estimates made in measuring the fulfillment cash flows that are described above, other significant judgments are applied in determining:

∎	The relative weighting of coverage units when multiple services are provided;

∎	The non-distinct investment component, which is excluded from insurance revenue; and

∎	The adjustment for nonperformance risk that is applied to reinsurance contracts held.
29.3.2.1 Weighting of coverage units
Often one single metric can be defined that captures multiple services provided under one contract. Different approaches are used by Aegon when assessing the relative weighting of the benefits of different services. In some cases, the weighting is done in a way that directly flows from the composition of the benefits under the contract. For example, for a life insurance product with an account value that can be surrendered, coverage units can be based on the total death benefit as this amount comprises both the account value (investment service) and the excess death benefits (insurance service). In other cases, significant judgment is required. For example, for US long-term care insurance products, multiple drivers impact the maximum daily benefit to which a policyholder could be entitled. To reflect this, the coverage unit is computed using a combination of the initial allowed benefit, the benefit period, as well as adjustments for any inflation protection and if the policy is paid-up
on the contingent
non-forfeiture
option.

  278 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 29

29.3.2.2 Investment component
Aegon reports insurance revenue and insurance service expenses excluding non-distinct
investment components. An investment component is defined as the amount that an insurance contract requires Aegon to repay to a policyholder, even if the insured event does not occur.
Aegon determines the investment component, when a claim is incurred as an amount is released from the liability for remaining coverage. When doing so it considers which payments would have been possible immediately prior to the claims date. For example, a payment might have needed to be made to the policyholder in light of policy surrender, the uptake of a policy loan or the partial withdrawal, or the transfer of an insurance policy to another insurer. The investment component is defined net of any penalty or similar charges.
29.3.2.3 Adjustment to reinsurance contracts held for
non-performance
risk
The nonperformance risk by the reinsurer is based on Aegon’s credit exposure, net of collateral, and the perceived counterparty default risk. In assessing the credit exposure, Aegon takes into account treaty provisions for non-performance,
such as the automatic recapture of the reinsured business on default of the reinsurer.
When estimating a reinsurer’s default risk, Aegon considers the current financial condition and credit standing of the reinsurer, expert judgment specific to the local reinsurance market and historical data (such as Moody’s Loss Given Default rates). The ultimate adjustment reflects the risk of potential reinsurance counterparty failure due to default (i.e. credit events), as well as disputes resulting in reduced payments and the potential for current conditions to change over time.
29.4 Underwriting risk
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

Annual Report on Form 20-F 2023 | 279

About Aegon Governance and risk management Financial information Sustainability information

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

Concentration of underwriting risk	Americas	United Kingdom	International	Total

Insurance contracts

Direct participating contracts	70,436	39,687	193	110,315

Without direct participation contracts	59,873	642	6,432	66,946

Investment contracts with DPF

Direct participating contracts	-	21,594	-	21,594

On December 31, 2023	130,308	61,922	6,625	198,855

Concentration of underwriting risk	Americas	United Kingdom	International	Total

Insurance contracts

Direct participating contracts	69,163	36,694	187	106,044

Without direct participation contracts	61,730	927	7,383	70,039

Investment contracts with DPF

Direct participating contracts	-	21,055	-	21,055
On December 31, 2022	130,892	58,676	7,570	197,139
Sensitivity analysis of net result, shareholders’ equity and CSM to changes in various underwriting risks
Sensitivity analysis of net result and shareholders’ equity to various underwriting risks is shown in the table that follows. Aegon’s best estimate assumptions already include our view of expected future developments and the sensitivities represent an increase or decrease of lapse rates, mortality rates and morbidity rates, compared to Aegon’s best estimate assumptions. These underwriting sensitivities were run using a permanent shock applied to all of Aegon’s products, exposed to an increase and to a decrease in the corresponding rates. Due to the nature of IFRS and how changes in assumptions are absorbed by the CSM while a contract is not onerous, but are reflected in the net result if it is onerous, it is possible that the results of opposite sensitivities seem counterintuitive. For example we see how both a mortality up and down sensitivity lead to a negative net result. This happens as the contracts that are exposed to mortality increases, become onerous under a mortality up sensitivity, leading to a negative net result. On the other hand, under a mortality down sensitivity the positive effects are absorbed by an increase in CSM, leading to higher net results in the future but not in the current net result shown in the table.

  280 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 29

	2023

	On net result		On shareholders’ equity		On CSM

Estimated approximate effect	Gross of reinsurance	Net of reinsurance	Gross of reinsurance	Net of reinsurance	Gross of reinsurance	Net of reinsurance

Without direct participation contracts

20% increase in lapse rates	(95)	(58)	(43)	(7)	(126)	(151)

20% decrease in lapse rates	57	35	41	18	117	169

5% increase in mortality rates	(520)	(87)	(443)	(19)	(86)	11

5% decrease in mortality rates	419	11	338	(62)	177	55

10% increase in morbidity rates	(139)	(138)	(153)	(152)	(759)	(746)

10% decrease in morbidity rates	53	53	75	77	908	894

5% increase in expenses	(14)	(12)	(12)	(10)	(133)	(134)

5% decrease in expenses	36	36	35	35	163	164

Direct participating contracts

20% increase in lapse rates	55	48	56	58	(32)	(336)

20% decrease in lapse rates	(70)	(53)	(65)	(62)	123	428

5% increase in mortality rates	(84)	(78)	(71)	(67)	(699)	(314)

5% decrease in mortality rates	(5)	(16)	(15)	(23)	835	436

10% increase in morbidity rates	-	-	-	-	-	-

10% decrease in morbidity rates	-	-	-	-	-	-

5% increase in expenses	(13)	(13)	(13)	(14)	(205)	(201)

5% decrease in expenses	12	12	13	13	206	203

Non-life contracts

10% increase in claims	(6)	(5)	(8)	(6)	-	-

10% decrease in claims	6	5	9	6	-	-

			2022

	On net result		On shareholders’ equity		On CSM

Estimated approximate effect	Gross of reinsurance	Net of reinsurance	Gross of reinsurance	Net of reinsurance	Gross of reinsurance	Net of reinsurance

Without direct participation contracts

20% increase in lapse rates	(94)	(61)	(34)	(2)	67	(172)

20% decrease in lapse rates	72	42	46	15	(83)	205

5% increase in mortality rates	(507)	(84)	(451)	(33)	(343)	(14)

5% decrease in mortality rates	422	11	362	(43)	430	78

10% increase in morbidity rates	(121)	(119)	(94)	(92)	(833)	(819)

10% decrease in morbidity rates	33	28	11	8	980	969

5% increase in expenses	(7)	(6)	(2)	(1)	(157)	(152)

5% decrease in expenses	5	4	1	-	183	153

Direct participating contracts

20% increase in lapse rates	43	29	69	50	187	29

20% decrease in lapse rates	(106)	(72)	(125)	(92)	68	188

5% increase in mortality rates	(47)	(22)	(37)	(15)	(565)	(365)

5% decrease in mortality rates	10	(14)	-	(21)	623	411

10% increase in morbidity rates	-	-	-	-	-	-

10% decrease in morbidity rates	-	-	-	-	-	-

5% increase in expenses	(8)	(7)	(7)	(7)	(220)	(219)

5% decrease in expenses	5	5	5	5	221	220

Non-life contracts

10% increase in claims	(1)	(1)	(1)	(1)	-	-

10% decrease in claims	1	1	1	1	-	-

Annual Report on Form 20-F 2023 | 281

About Aegon Governance and risk management Financial information Sustainability information

29.5 Risk mitigation
Aegon has chosen to apply the risk mitigation option and recognize changes in fulfillment value of products with direct participating features in the P&L and OCI, instead of adjusting the CSM. The adjustment to the CSM that would otherwise have been made in December 31, 2023 is EUR 1,476 million.
30 Investment contracts without discretionary participating features
30.1 Investment contracts without DPF where Aegon bears the risk

	2023	2022

On January 1	9,597	20,674

Deposits	1,606	22,638

Withdrawals	(1,405)	(23,118)

Interest credited	221	232

Net exchange differences	(345)	582

Transfer to/from other headings	567	797

Transfers to disposal groups	-	(12,179)

Other	(18)	(29)

On December 31	10,222	9,597

Investment contracts consist of the following:	2023	2022

Institutional guaranteed products	169	179

Fixed annuities	10,024	9,418

Other	29	-

On December 31	10,222	9,597
30.2 Investment contracts without DPF where the policyholder bears the risk

	2023	2022

On January 1	55,631	71,690

Gross premium and deposits – existing and new business	12,648	11,261

Withdrawals	(9,840)	(15,233)

Interest credited	7,636	(9,864)

Fund charges released	(313)	(324)

Net exchange differences	(40)	437

Transfers to disposal groups	-	(1,396)

Transfer to/from other headings	(680)	(943)

Other	2	2

On December 31	65,044	55,631
31 Borrowings

	2023	2022

Capital funding	763	1,245

Operational funding	1,593	2,806

On December 31	2,356	4,051

Current	32	1,150

Non-current	2,325	2,901

On December 31	2,356	4,051

Fair value of borrowings	2,459	4,114
Aegon’s borrowings are defined separately as capital funding and operational funding. Capital funding includes debt securities that are issued for general corporate purposes and for capitalizing its business units. Capital funding is part of the Company’s total capitalization that is used for financing its subsidiaries and the cash held at the holding company. Operational

  282 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 32

funding includes debt securities that are issued for financing of dedicated pools of assets. These assets are either legally segregated or tracked as separate portfolios.
The difference between the contractually required payment at maturity date and the carrying amount of the borrowings amounted to EUR 6 million positive (2022: EUR 7 million positive).
Capital funding
A detailed composition of capital funding is included in the following table:

(sorted at maturity)	Coupon rate	Coupon date	Issue / Maturity	2023	2022

EUR 500 million Senior Unsecured Notes	1.000%	December 8	2016 / 23	-	499

GBP 250 million Medium-Term Notes	6.125%	December 15	1999 / 31	287	281

GBP 400 million Senior Unsecured Notes	6.625%	Semi-annually, December 16	2009 / 39	457	446

Other				18	19

On December 31				763	1,245
During 2023, the EUR 500 million senior unsecured notes with a coupon rate of 1% was redeemed.
These loans are considered senior debt in calculating financial leverage in note 37 Capital management and solvency.
Operational funding
During 2023, the operational funding decreased by EUR 1.2 billion mainly due to the partial redemption of the FHLB borrowing.

	Coupon rate	Coupon date	Issue / Maturity	2023	2022

FHLB Secured borrowings 1)	Floating	Quarterly	2021 / 24	1,562	2,806

North Westerly VI Note 1)	Floating	Quarterly	2020 / 32	15	-

North Westerly VII Note 1)	Floating	Quarterly	2021 / 34	16	-

On December 31				1,593	2,806

1	Issued by a subsidiary of Aegon Ltd.
Other

Undrawn committed borrowing facilities:	2023	2022

Floating-rate

- Expiring beyond one year	2,623	3,435

On December 31	2,623	3,435
There were no defaults or breaches of conditions during the period.
32 Provisions

	2023	2022

On January 1	100	193

Additional provisions	77	28

Disposal of a business	(13)	(8)

Unused amounts reversed through the income statement	(25)	(10)

Used during the year	(54)	(57)

Net exchange differences	(2)	5

Transfers to disposal groups	-	(52)

On December 31	83	100

Current	78	90

Non-current	5	10

Annual Report on Form 20-F 2023 | 283

About Aegon Governance and risk management Financial information Sustainability information

The provisions on December 31, 2023 consisted of litigation provisions of EUR 65 million (2022: EUR 71 million) mainly related to settlement in the United States in case alleging mischaracterization of agents as independent contractors instead of employees (see note 39 Commitments and contingencies), restructuring provisions of EUR 9 million
(2022: EUR 9 million) and other provisions of EUR 9 million (2022: EUR 19 million).
33 Defined benefit plans

	2023	2022

Retirement benefit plans	368	225

Other post-employment benefit plans	178	184

Total defined benefit plans	546	409

Retirement benefit plans in surplus	103	87

Reimbursement rights	20	-

Total defined benefit assets	123	87

Retirement benefit plans in deficit	491	312

Other post-employment benefit plans in deficit	178	184

Total defined benefit liabilities	669	496

	2023			2022

Movements during the year in defined benefit plans	Retirement benefit plans	Other post-employ- ment benefit plans	Total	Retirement benefit plans	Other post-employ- ment benefit plans	Total

On January 1	225	184	409	3,547	277	3,824

Defined benefit expenses	113	19	132	68	17	85

Remeasurements of defined benefit plans	167	(7)	160	(837)	(67)	(904)

Contributions paid	(83)	-	(83)	(38)	-	(38)

Benefits paid	(39)	(12)	(51)	(117)	(17)	(134)

Net exchange differences	(15)	(6)	(21)	21	15	36

Transfers to disposal groups	-	-	-	(2,421)	(41)	(2,462)

Other	-	-	-	1	-	1

On December 31	368	178	546	225	184	409
The amounts recognized in the statement of financial position are determined as follows:

	2023			2022

	Retirement benefit plans	Other post-employ- ment benefit plans	Total	Retirement benefit plans	Other post-employ- ment benefit plans	Total

Present value of wholly or partly funded obligations	3,165	-	3,165	3,098	-	3,098

Fair value of plan assets	(3,051)	-	(3,051)	(3,083)	-	(3,083)

Fair value of reimbursement rights	(20)	2	(19)	-	-	-

	93	2	95	15	-	15

Present value of wholly unfunded obligations	275	176	451	210	184	394

On December 31	368	178	546	225	184	409
The fair value of Aegon’s own transferable financial instruments included in plan assets and the fair value of other assets used by Aegon included in plan assets was nil in both 2023 and 2022.

	2023			2022

Defined benefit expenses	Retirement benefit plans	Other post-employ- ment benefit plans	Total	Retirement benefit plans	Other post-employ- ment benefit plans	Total

Current year service cost	38	6	44	32	11	43

Net interest on the net defined benefit liability (asset)	10	9	19	38	6	45

Past service cost	66	4	69	(3)	-	(3)

Total defined benefit expenses	113	19	132	68	17	85

  284 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 33

Defined benefit expenses are included in “Post-employment benefit costs” in note 13 Other operating expenses.

Movements during the year of the present value of the defined benefit obligations	2023	2022

On January 1	3,491	8,541

Current year service cost	46	43

Interest expense	172	158

Remeasurements of the defined benefit obligations:

- Actuarial gains and losses arising from changes in demographic assumptions	53	(3)

- Actuarial gains and losses arising from changes in financial assumptions	61	(2,420)

Past service cost	109	(3)

Benefits paid	(252)	(529)

Net exchange differences	(65)	164

Transfer to disposal groups	-	(2,462)

Other	-	1

On December 31	3,616	3,491

Movements during the year in plan assets for retirement benefit plans	2023	2022

On January 1	3,083	4,717

Interest income (based on discount rate)	153	114

Remeasurements of the net defined liability (asset)	(21)	(1,518)

Contributions by employer	83	38

Benefits paid	(203)	(395)

Net exchange differences	(44)	127

On December 31	3,051	3,083

	2023				2022

Breakdown of plan assets for retirement benefit plans	Quoted	Unquoted	Total	in % of total plan assets	Quoted	Unquoted	Total	in % of total plan assets

Debt instrument	424	177	601	20%	336	154	490	16%

Derivatives	-	(143)	(143)	(5%)	-	(218)	(218)	(7%)

Investment funds	-	2,142	2,142	70%	-	2,214	2,214	72%

Structured securities	-	200	200	7%	-	268	268	9%

Other	-	252	252	8%	-	328	328	11%

On December 31	424	2,627	3,051	100%	336	2,746	3,083	100%

Movements during the year of the fair value of the reimbursement rights	2023	2022

On January 1	-	-

Current year service cost	2	-

Remeasurements of the defined benefit obligations:

- Actuarial gains and losses arising from changes in demographic assumptions	-	-

- Actuarial gains and losses arising from changes in financial assumptions	(25)	-

Past service cost	40	-

Benefits paid	2	-

On December 31	20	-
Defined benefit plans are mainly operated by Transamer
ic
a, Aegon UK and Aegon Employees Netherlands. The following sections contain a general description of the plans in each of these subsidiaries and a summary of the principal actuarial assumptions applied in determining the value of defined benefit plans. Businesses included in all other operating segments mostly operate defined contribution plans. Please refer to note 13 Other operating expenses for a total overview of employee expenses including the total defined contribution expenses.

Annual Report on Form 20-F 2023 | 285

About Aegon Governance and risk management Financial information Sustainability information

Transamerica
Transamerica has defined benefit plans covering substantially all its employees that are qualified under the Internal Revenue Service Code, including all requirements for minimum funding levels. The defined benefit plans are governed by the Board of Directors of Transamerica Corporation. The Board of Directors has the full power and discretion to administer the plan and to apply all of its provisions, including such responsibilities as, but not limited to, developing the investment policy and managing assets for the plan, maintaining required funding levels for the plan, deciding questions related to eligibility and benefit amounts, resolving disputes that may arise from plan participants and for complying with the plan provisions, and legal requirements related to the plan and its operation. The benefits are based on years of service and the employee’s eligible annual compensation. The plan provides benefits are based on the employee’s eligible annual compensation. The plans provide benefits based on a cash balance formula (which defines the accrued benefit in terms of a stated account balance), depending on the age and service of the plan participant. The defined benefit plans have a deficit of EUR 216 million on December 31, 2023 (2022: EUR 102 million deficit).
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
Transamerica maintains minimum required funding levels as set forth by the Internal Revenue Code. If contributions are required, the funding would be provided from the Company’s general account assets. Pension plan contributions were not required for Transamerica in 2023 or 2022. However, with the Aegon Ltd. Transamerica Management Board approval of a proposal from Transamerica Corporation, Transamerica Corporation made a pension plan contribution of EUR 45 million in September 2023 that was over and above the minimum required funding levels as set forth by the Internal Revenue Code. In 2022, Transamerica Corporation did not make a pension plan contribution.
Transamerica also sponsors supplemental retirement plans to provide senior management with benefits in excess of normal retirement benefits. The plans are unfunded and are not qualified under the Internal Revenue Code. The supplemental retirement plans are governed by either Transamerica Corporation, or the Compensation Committee of the Board of Directors of Transamerica Corporation. Transamerica Corporation, or the Compensation Committee of the Board of Directors has the full power and discretion to apply all the plan’s provisions, including such responsibilities as, but not limited to, interpret the plan provisions, to make factual determinations under the plan, to determine plan benefits, and to comply with any statutory reporting and disclosure requirements. The benefits are based on years of service and the employee’s eligible annual compensation. The plans provide benefits based on a traditional final average formula or a cash balance formula (which defines the accrued benefit in terms of a stated account balance), depending on the age and service of the plan participant. The company funds the benefit payments of the supplemental retirement plans from its general account assets. The unfunded amount related to these plans, for which a liability has been recorded, was EUR 174 million (2022: EUR 197 million unfunded).
Transamerica provides health care benefits to retired employees through continuation of coverage primarily in self-funded plans, and partly in fully insured plans, which are classified as unfunded per IAS 19 financial guidance. The postretirement health care benefits under the Plans are administered by Transamerica Corporation, which has delegated the claims administration to third-party administrators. Transamerica maintains two plans which provide continuation of coverage for retiree medical benefits. For each plan, Transamerica has the fiduciary responsibility to administer the plan in accordance with its terms, and decides questions related to eligibility and determines plan provisions and benefit amounts.
Under the Employee Retirement Income Security Act (ERISA), Transamerica has the fiduciary responsibility to monitor the quality of services provided by the third-party claims administrator and to replace the third-party administrator if needed. In addition, Transamerica has the fiduciary obligation to interpret the provisions of the plans, and to comply with any statutory reporting and disclosure requirements. Finally, Transamerica reviews the terms of the plans and makes changes to the plans if and when appropriate. Transamerica funds the benefit payments or premium payments of the post-retirement health

  286 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 33

care plans from its general account assets. The post-retirement health benefit liability amounted to EUR 176 million (2022:
EUR 184 million).
The weighted average duration of the defined benefit obligation is 9.0 years (2022: 9.8 years).
The principal actuarial assumptions that apply for the year ended December 31 are as follows:

Actuarial assumptions used to determine defined benefit obligations at year-end	2023	2022
Demographic actuarial assumptions

Mortality	US mortality table 1)	US mortality table 1)

Financial actuarial assumptions

Discount rate	5.00%/4.93%	5.22%/5.14%

Salary increase rate	4.00%	4.00%

Health care trend rate	6,80%	6.30%

1
2023 assumption
-PRI-2012
Employee, Healthy Annuitant and Contingent Survivor Tables (90% white collar/10% blue collar) projected with Scale
MP-2021.
Comparative figures are as included in the Integrated Annual Report 2022.

The principal actuarial assumptions have an effect on the amounts reported for the defined benefit obligation. A change as indicated in the table below in the principal actuarial assumptions would have the following effects on the defined benefit obligation per year-end:

	Estimated approximate effects on the defined benefit obligation

	2023	2022

Demographic actuarial assumptions

10% increase in mortality rates	(47)	(50)

10% decrease in mortality rates	53	54

Financial actuarial assumptions

100 basis points increase in discount rate	(205)	(222)

100 basis points decrease in discount rate	250	277

100 basis points increase in salary increase rate	5	4

100 basis points decrease in salary increase rate	(4)	(3)

100 basis points increase in health care trend rate	10	10

100 basis points decrease in health care trend rate	(9)	(9)
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

Annual Report on Form 20-F 2023 | 287

About Aegon Governance and risk management Financial information Sustainability information

The pension scheme Trustees are required to carry out triennial valuations on the scheme’s funding position, with the latest valuation being on September 30, 2022. As part of this triennial valuation process, a schedule of contributions is agreed between the Trustees and Aegon UK in accordance with UK pensions legislation and guidance issued by the Pensions Regulator in the United Kingdom. The schedule of contributions includes deficit reduction contributions to clear any scheme deficit. Under IAS 19, the defined benefit plan has a surplus of EUR 103 million on December 31, 2023 (2022: EUR 87 million surplus). During 2023, EUR 37 million (2022: EUR 38 million) of contributions were paid into the scheme.
The investment strategy for the scheme is determined by the trustees in consultation with Aegon UK. Currently 16% of assets are invested in growth assets (i.e. primarily equities) and 84% are income and liability driven investments where the investments are a portfolio of fixed interest and inflation-linked bonds and related derivatives, selected to broadly match the interest rate and inflation profile of liabilities.
Under the scheme rules, pensions in payment increase in line with the UK Retail Price Index, and deferred benefits increase in line with the UK Consumer Price Index. The pension scheme is therefore exposed to UK inflation changes as well as interest rate risks, investment returns and changes in the life expectancy of pensioners.
The scheme purchased two
buy-in
policies in the name of the Trustee to cover full scheme benefits for a group of pensioners in 2019 and 2022. The liabilities (and matching assets) calculated on the year end assumptions has been included in the funded position on December 31, 2023.
The weighted average duration of the defined benefit obligation is 14.9 years (2022: 15.3 years).
The principal actuarial assumptions that apply for the year ended December 31 are as follows:

Actuarial assumptions used to determine defined benefit obligations at year-end	2023		2022

Demographic actuarial assumptions

Mortality	UK mortality table	1)	UK mortality table	2)

Financial actuarial assumptions

Discount rate	4.79%		4.96%

Price inflation	3.10%		3.20%

1	Club Vita tables based on analysis of Scheme membership CMI 2022 1.5%/1.25% p.a. (males/females)
2	Club Vita tables based on analysis of Scheme membership CMI 2021 1.5%/1.25% p.a. (males/females)
The principal actuarial assumptions have an effect on the amounts reported for the defined benefit obligation. A change as indicated in the table below in the principal actuarial assumptions would have the following effects on the defined benefit obligation per year-end:

	Estimated approximate effects on the defined benefit obligation

	2023	2022

Demographic actuarial assumptions

10% increase in mortality rates	(20)	(19)

10% decrease in mortality rates	23	22

Financial actuarial assumptions

100 basis points increase in discount rate	(131)	(130)

100 basis points decrease in discount rate	166	164

100 basis points increase in price inflation	62	55

100 basis points decrease in price inflation	(128)	(113)

  288 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 33

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

Target allocation of plan assets for retirement benefit plans for the next annual period is:

Equity instruments	16.1%

Debt instruments	83.9%
Aegon Employees Netherlands B.V.
Until July 1, 2023, Aegon Nederland N.V. was the employer of the employees of Aegon in the Netherlands. Following the transaction with a.s.r., the remaining employees of Aegon located in the Netherlands were transferred to Aegon Employees Netherlands B.V. (AEN), an Aegon subsidiary included in the Holdings segment, per July 1, 2023. AEN offers a defined contribution pension scheme to all employees in the Netherlands.
Aegon Nederland N.V. operated a defined benefit pension plan under a pension contract. As of January 1, 2020, the defined benefit pension plan is closed for new members and there will be no further accrual of benefits to existing members. Entitlements before January 1, 2020, will remain unchanged and the indexation for those accruals will remain in force. The pension contract was updated as AEN was added as an employer upon the date of the transfer of employees to AEN.
The defined benefit plans cover retirement benefits, disability, death and survivor pensions and the defined benefit obligation amounts to EUR 90 million at December 31, 2023. The defined benefit obligation are backed by investments owned by Aegon Nederland N.V. The obligation of Aegon Nederland N.V. to fund the defined benefit obligation through these investments is reported as a reimbursement right on the balance sheet of AEN. The average remaining duration of the defined benefits obligation is 21.9 years.
Also included in the reimbursement rights is the present value of the expected guaranteed premiums and management fees to be paid to Aegon Nederland N.V. by AEN. The present value as of December 31, 2023 amounts to EUR 69 million, discounted at a rate of 3.42%. The average remaining duration of the expected guaranteed premium and management fee is 16.9 years.
The liabilities related to other post-employment benefit plans, consisting of former Board of Directors unconditional indexation, jubilee and mortgage discount liabilities, are wholly unfunded and amount to EUR 5 million at December 31, 2023. The weighted average duration of the other post-employment benefit plans is 12.0 years.
The principal actuarial assumptions that apply for the year-ended December 31 are as follows:

Actuarial assumptions used to determine defined benefit obligations at year-end	2023

Demographic actuarial assumptions

Mortality	AEGON 2023 1)

Financial actuarial assumptions

Discount rate	3.42%

Price inflation	2.36%

1	During 2023 the mortality table is adjusted, based on experience adjustments.

Annual Report on Form 20-F 2023 | 289

About Aegon Governance and risk management Financial information Sustainability information

The principal actuarial assumptions have an effect on the amounts reported for the defined benefit obligation. A change as indicated in the table below in the principal actuarial assumptions of the retirement benefit plan would have the following effects per year-end:

Estimated approximate effects on the defined benefit obligation

2023

Demographic actuarial assumptions

10% increase in mortality rates	(1)

10% decrease in mortality rates	1

Financial actuarial assumptions

100 basis points increase in discount rate	(14)

100 basis points decrease in discount rate	18
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
All other operating segments
Businesses included in all other operating segments mostly operate defined contribution plans. Please see note 13 Other operating expenses for the employee expenses regarding these contribution plans.
34 Deferred tax

Deferred tax	2023	2022

Deferred tax assets	2,350	2,433

Deferred tax liabilities	(57)	(30)

On December 31	2,293	2,403

Deferred tax assets comprise temporary differences on:	2023	2022

Real estate	(2)	(15)

Financial assets	803	1,569

Insurance and investment contracts	(599)	(1,416)

Deferred expenses, VOBA and other intangible assets	539	573

Defined benefit plans	214	196

Tax losses and credits carried forward	1,112	1,287

Other	283	239

On December 31	2,350	2,433

Deferred tax liabilities comprise temporary differences on:	2023	2022

Financial assets	(6)	(6)

Insurance and investment contracts	62	33

Deferred expenses, VOBA and other intangible assets	2	-

Other	(1)	3

On December 31	57	30

  290 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 34

The following table provides a movement schedule of net deferred tax broken-down by those items for which a deferred tax asset or liability has been recognized.

	Real estate	Financial assets	Insurance and investment contracts	Deferred expenses, VOBA and other intangible assets	Defined benefit plans	Tax losses and credits carried forward	Other	Total

On January 1, 2023	15	(1,574)	1,449	(573)	(196)	(1,287)	(235)	(2,403)

Charged to income statement	(12)	170	(479)	12	6	49	51	(204)

Charged to OCI	-	436	(271)	-	(31)	-	-	134

Net exchange differences	-	38	(32)	19	7	26	18	76

Disposal of a business	-	2	(4)	-	-	(8)	2	(8)

Transfers to disposal groups	-	-	-	-	-	(1)	1	-

Transfer to/from other headings	-	118	-	-	-	-	(118)	-

Transfer to/from current income tax	-	-	-	-	-	109	-	109

Other	-	-	(1)	5	-	(1)	(2)	2

On December 31, 2023	2	(809)	661	(537)	(214)	(1,112)	(284)	(2,293)

On January 1, 2022	776	3,336	(4,452)	(448)	(154)	(988)	(45)	(1,974)

Charged to income statement	(75)	(2,928)	3,380	(217)	(191)	180	(105)	45

Charged to OCI	-	(2,770)	2,256	-	252	-	(56)	(319)

Net exchange differences	1	139	(163)	(28)	(12)	(24)	(22)	(109)

Disposal of a business	(1)	1	(2)	-	-	-	(3)	(5)

Transfers to disposal groups	(685)	841	306	(1)	(94)	(454)	26	(61)

Transfer to/from other headings	-	(194)	122	121	3	(27)	(26)	(1)

Transfer to/from current income tax	-	-	-	-	-	25	-	25

Other	-	-	-	-	-	-	(4)	(4)

On December 31, 2022	15	(1,574)	1,449	(573)	(196)	(1,287)	(235)	(2,403)
Transfer to/from current income tax relates to the deferred tax asset for the loss carry forward position of the Dutch fiscal unity.
Deferred tax assets are recognized for tax losses and credits carried forward to the extent that the realization of the related tax benefit through future taxable profits is probable. For an amount of gross EUR 2,564 million; an amount of tax EUR 573 million related to tax losses carried forward (2022: gross EUR 2,858 million; tax EUR 635 million) and an amount of tax EUR 583 million related to tax credits carried forward (2022: tax EUR 595 million) the realization of the deferred tax asset is dependent on the projection of future taxable profits.
For the following amounts, arranged by loss carry forward periods, the deferred tax asset is not recognized:

	Gross amounts 1)		Not recognized deferred tax assets

	2023	2022	2023	2022

< 5 years	28	58	13	16

≥ 5 – 10 years	1	7	(0)	2

≥ 10 – 15 years	-	-	65	59

≥ 15 – 20 years	-	-	-	-

Indefinitely	939	651	231	169

On December 31	969	716	308	246

1
The gross value of state tax loss carry forward is not summarized in the disclosure, due to the fact that the United States files in different state jurisdictions with various applicable tax rates and apportionment rules

Annual Report on Form 20-F 2023 | 291

About Aegon Governance and risk management Financial information Sustainability information

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

	Gross amounts		Deferred tax assets

	2023	2022	2023	2022

Deferred corporate income tax asset dependent on retaining bond and similar investments until the earlier of market recovery or maturity	4,729	6,166	993	1,295

Deferred corporate income tax asset dependent on future taxable profits	1,717	27	362	7

On December 31	6,446	6,193	1,355	1,302
In 2022 Aegon did not recognize deferred tax assets in respect of deductible temporary differences relating to Financial assets and Other items for the amount. The amount of gross EUR 29 million; tax EUR 5 million is no longer accounted for since this relates to the divested business of Poland.
The
non-recognized
deferred tax liabilities in 2022 for withholding tax and other taxes payable on the unremitted earnings of certain subsidiaries totaled gross EUR 1,758 million; tax EUR 454 million was settled in 2023.
Deferred taxes are
non-current
by nature and the majority of the deferred tax assets and liabilities will therefore reverse after more than one year after the balance sheet date.
35 Other liabilities

	2023	2022

Payables due to policyholders	1,632	684

Payables due to brokers and agents	482	454

Social security and taxes payable	59	49

Income tax payable	1	10

Investment creditors	995	970

Cash collateral on derivative transactions	964	2,483

Cash collateral on securities lent	2,357	2,417

Cash collateral - other	68	64

Repurchase agreements	28	107

Lease liabilities	205	210

Other creditors	1,599	2,828

On December 31	8,390	10,278

Current	8,210	10,069

Non-current	180	208
The decrease in other liabilities is mainly the result of lower cash collateral on derivative transactions which is driven by the divestment of Aegon the Netherlands.
The carrying amounts disclosed are reasonable approximations of the fair values at year-end,
given the predominantly current nature of the other liabilities.
36 Accruals

	2023	2022

Accrued interest	47	129

Accrued expenses	281	243

On December 31	328	372
The carrying amounts disclosed reasonably approximate the fair values at year-end.

  292 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 37

37 Capital management and solvency
The Group’s lead regulator, the Bermuda Monetary Authority (BMA), monitors capital requirements for the Group as a whole. The Group’s individual subsidiaries are directly supervised by their local regulators. The Group is required by the BMA to hold an excess of its assets over its insurance contract liabilities calculated on a regulatory basis. Aegon’s group solvency ratio under the Bermuda solvency framework is broadly aligned with that under the previously applied Solvency II framework during a transition period until the end of 2027. This includes the method to translate Transamerica’s capital position into the group solvency position.
The Group and its individual subsidiaries may also be subject to supervisory intervention by their local regulators at local entity level. The Group and its individually regulated subsidiaries complied with all externally imposed capital requirements during 2023 and 2022.
Strategic importance
Aegon’s approach toward capital management plays a vital role in supporting the execution of its strategy. The key capital management priority is to ensure adequate capitalization to cover Aegon’s obligations toward its policyholders and debtholders while providing sustainable dividends to shareholders. This priority is accomplished by allocating capital to products that offer high growth and return prospects.
Management of capital
Disciplined risk and capital management support Aegon’s decisions in deploying the capital that is generated in the Company’s businesses and that is provided for by investors. Aegon balances the funding of new business growth with the funding required to ensure that its obligations toward policyholders and debtholders are always adequately met and provide a sustainable dividend to shareholders.
Aegon’s goal for both its operating units and for the Aegon group as a whole is to maintain a strong financial position and to be able to sustain losses from extreme business and market conditions. Aegon’s Enterprise Risk Management (ERM) framework ensures that the Aegon Group and its operating companies are adequately capitalized and that obligations toward policyholders are always adequately met. Embedded in this larger framework is Aegon’s capital management policy, which is based on adequate capitalization of the operating units, Cash Capital at Holding and leverage.
Aegon manages capital in the operating units to their respective operating levels, sufficient to absorb moderate shocks and pay sustainable remittances to the Group, and above their minimum dividend payment levels. Cash Capital at Holding is maintained within an operating range of EUR 0.5 – 1.5 billion and covers holding expenses, near-term dividends, and contingencies, such as potential recapitalization of units. In 2023, Aegon achieved its goal to reduce its gross financial leverage to around EUR 5.0 billion, as announced during the June 2023 Capital Markets Day. Gross financial leverage was EUR 5.1 billion per December 31, 2023, after a EUR 500 million reduction in gross financial leverage in December 2023 funded from the proceeds of the a.s.r. transaction.
The frequent monitoring of actual and forecasted capitalization levels of its underlying businesses is an important element in Aegon’s capital framework in order to actively steer and manage toward maintaining adequate capitalization levels. Group operating capital generation contributed favorably and more than offset dividend payments.
Capital ratios of Aegon’s main operating units

	December 31, 2023	1)	December 31, 2022

US RBC ratio	432%		425%

Scottish Equitable Plc (UK) Solvency II ratio	187%		169%

1	The capital ratios are estimates and are not final until filed with the respective supervisory authority.
The estimated RBC ratio in the United States increased from 425% on December 31, 2022, to 432% on December 31, 2023, and remained above the operating level of 400%. Markets had beneficial impacts driven by credit spread narrowing and default experience. The strong operating performances and one-off
items were largely offset by remittances.
The Solvency II ratio for Scottish Equitable Plc increased from 169% on December 31, 2022, to 187% on December 31, 2023, and remained above the operating level of 150%. This is driven by the UK Risk Margin reform, as the unfavorable impacts from markets and remittances to Aegon UK were offset by operating capital generation.

Annual Report on Form 20-F 2023 | 293

About Aegon Governance and risk management Financial information Sustainability information

The ability of Aegon’s operating units, principally insurance companies, to pay remittances to the holding company is constrained by the requirement for these operating units to remain adequately capitalized to the levels set by local insurance regulations and governed by local insurance supervisory authorities. Based on the capitalization level of the operating units, local insurance supervisors are able to restrict and/or prohibit the transfer of remittances to the holding company. In addition, the ability of operating units to pay remittances to the holding company can be constrained by the requirement for these operating units to hold sufficient shareholders’ equity as determined by law. The capitalization level and shareholders’ equity of the operating units can be impacted by various factors (e.g. general economic conditions, capital market risks, underwriting risk factors, changes in government regulations, and legal and arbitrational proceedings). To mitigate the impact of such factors on the ability of operating units to transfer funds, Aegon establishes an operating level of capital in each of the units, 150% SCR for Solvency II units, including the UK, and 400% RBC CAL in the US, which includes additional capital in excess of regulatory capital requirements. Aegon manages capital in the units to this operating level over-the-cycle.
Cash Capital at Holding
Cash Capital at Holding increased from EUR 1.6 billion on December 31, 2022 to EUR 2.4 billion on December 31, 2023. This increase was largely due to EUR 2.2 billion of cash proceeds from completing the transaction with a.s.r., as announced on July 4, 2023. The proceeds from this divestiture provided Aegon surplus cash to return capital to its shareholders via a EUR 1,500 million share buyback (of which over EUR 750 million in 2023) and to have the contractual redemption of EUR
500
 million senior debt in December 2023 without replacement.
Group Solvency Ratio
Aegon’s group solvency ratio and surplus under the Bermuda solvency framework is broadly in line with that under the Solvency II framework during a transition period until the end of 2027. The method to translate Transamerica’s capital position into the group solvency position is also similar to the methodology previously applied under Solvency II. Aegon’s UK insurance subsidiaries have been included in the Aegon’s Solvency calculation in accordance with UK Solvency II standards, including Aegon UK’s approved Partial Internal Model. After the transition period, Aegon will fully adopt the Bermudian solvency framework.
The Group solvency ratio is calculated as the ratio between the Eligible Own Funds and the Solvency Capital Requirement (SCR). The Eligible Own Funds equal to the Available Own Funds after applying any Own Funds eligibility restrictions.

	December 31, 2023	1)	December 31, 2022

Group Eligible Own Funds	14,250		16,332

Group SCR	7,366		7,844

Group solvency ratio	193%		208%

1	The solvency ratios are estimates and are not final until filed with the respective supervisory authority.
Aegon’s Group solvency ratio was 193% on December 31, 2023, compared to 208% on December 31, 2022. The decrease in Group solvency ratio is mainly driven by the transaction with a.s.r.
Minimum regulatory requirements
Insurance laws and regulations in local regulatory jurisdictions often contain minimum regulatory capital requirements. Bermuda and the BMA, as group supervisor and local entity supervisor of Bermuda subsidiaries, defined a minimum solvency margin. For insurance companies in the European Union and the UK also, minimum capital requirement is defined, being the Minimum Capital Requirement. An irreparable breach of the minimum regulatory capital requirements would lead to a withdrawal of the Company’s insurance license. Similarly, for the US insurance entities the withdrawal of the insurance license is triggered by a breach of the
100% Authorized Control Level (ACL), which is set at 50% of the Company Action Level (CAL).
Aegon views the higher capital requirement, 120
% of the SCR for the Group or
100
% of local entity SCR CAL as the level around which supervisors will formally require management to provide regulatory recovery plans.
During 2023, the Aegon Group and the regulated entities within the Aegon Group that are subject to regulatory capital requirements on a solo-level continued to comply with the solvency requirements.
Capital leverage
Aegon’s total capitalization reflects the capital employed in the business units and consists adjusted valuation equity1 and total gross financial leverage. Aegon assesses its gross financial leverage position based on various leverage metrics, including the

1	Adjusted valuation equity is defined as the sum of shareholders’ equity, non-controlling interests, long term incentive plans not yet vested and the tax adjusted contractual service margin.

  294 | Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 38

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
∎	Shareholders’ equity based on IFRS as adopted by the EU;
∎	Non-controlling interests and Long Term Incentive Plans not yet vested
∎	Contractual service margin net of tax; and
∎	Total financial leverage.
The following table shows the composition of Aegon’s total capitalization, the calculation of the gross financial leverage ratio and its fixed charge coverage:

	Note	2023	2022

Total shareholders’ equity - based on IFRS as adopted by the EU	25	7,475	8,815

Non-controlling interests and share options not yet exercised	26, SOFP 2)	203	243

CSM after tax	29	6,403	7,227

Adjusted valuation equity		14,080	16,285

Perpetual contingent convertible securities	26	500	500

Junior perpetual capital securities	26	923	923

Perpetual cumulative subordinated bonds	26	454	454

Subordinated Borrowings	27	2,244	2,295

Trust pass-through securities	28	111	118

Currency revaluation other equity instruments 1)		50	66

Hybrid leverage		4,282	4,356

Senior debt	31 3)	782	1,265

Senior leverage		782	1,265

Total gross financial leverage		5,064	5,621

Total capitalization		19,144	21,906

Gross financial leverage ratio		26.5%	25.7%

Fixed Charge Coverage		6.5 x	8.7 x

1	Other equity instruments that are denominated in foreign currencies are, for purpose of calculating hybrid leverage, revalued to the period-end exchange rate.
2	Non-controlling interests are disclosed in the statement of financial position.
3	Senior debt for the gross financial leverage calculation also contains swaps for an amount of EUR 19 million (2022: EUR 20 million).
Distributable reserves
Aegon Ltd. is subject to legal restrictions with regard to the amount of dividends it can pay to its shareholders.
Aegon shall only declare or pay a dividend or make a distribution from contributed surplus in accordance with Bermuda law. Among other things this means that Aegon shall not declare or pay a dividend or make a distribution from contributed surplus in the event that there are reasonable grounds for believing that (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of the company’s assets would thereby be less than its liabilities.
In accordance to the Dutch act
Non-residential
companies (“Wet op de formeel buitenlandse vennootschappen”) the members of the Board of Directors will need to satisfy themselves that after distributions to shareholders, repurchase of shares and reduction of the issued capital with repayment of shares Aegon Ltd. remains in the position to proceed with the payment of its due debts.
38 Fair value
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

Annual Report on Form 20-F 2023 | 295

About Aegon Governance and risk management Financial information Sustainability information

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
Fair value hierarchy
The following table sets out the fair values of financial instruments by the level of the fair value hierarchy into which each fair value measurement is categorized. It does not include fair value information for cash and cash equivalents, receivables, and payables, whose carrying amounts are a reasonable approximation of fair value, or for lease liabilities.

	2023

Fair value hierarchy	Level I	Level II	Level III	Total

Assets measured at FVOCI

Shares	5	-	4	10

Debt securities	5,644	41,031	516	47,191

Money market and other short-term investments	3,028	97	9	3,135

Other investments at fair value	-	29	-	29

	8,678	41,157	530	50,364

Financial assets measured at fair value through profit or loss

Shares	153	43	94	291

Debt securities	302	2,009	86	2,396

Money market and other short-term investments	4,041	173	-	4,215

Other investments at fair value	1	773	4,237	5,011

Derivatives	47	1,374	8	1,429

Investments in real estate	-	-	55	55

Investments in real estate for policyholders	-	-	433	433

Investments where the policyholder bears the risk	90,027	103,022	342	193,390

	94,570	107,395	5,255	207,220

Revalued amounts

Real estate held for own use	-	-	61	61

Total financial assets measured at fair value	103,248	148,551	5,846	257,645

Financial liabilities carried at fair value

Investment contracts without DPF where the policyholder bears the risk	-	65,044	-	65,044

Derivatives	39	2,434	6	2,479

Total financial liabilities measured at fair value	39	67,478	6	67,523

 296  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 38

	2022

Fair value hierarchy	Level I	Level II	Level III	Total

Assets measured at FVOCI

Shares	5	-	4	10

Debt securities	6,353	45,073	181	51,607

Money market and other short-term investments	1,597	973	5	2,576

Other investments at fair value	-	31	-	31

	7,956	46,077	191	54,223

Financial assets measured at fair value through profit or loss

Shares	160	61	127	348

Debt securities	282	1,722	35	2,040

Money market and other short-term investments	2,084	957	1	3,042

Other investments at fair value	1	537	4,050	4,588

Derivatives	33	2,728	11	2,771

Investments in real estate	-	-	59	59

Investments in real estate for policyholders	-	-	443	443

Investments where the policyholder bears the risk	87,362	91,799	402	179,563

	89,922	97,804	5,128	192,855

Revalued amounts

Real estate held for own use	-	-	73	73

Total financial assets measured at fair value	97,878	143,881	5,392	247,151

Financial liabilities carried at fair value

Investment contracts without DPF where the policyholder bears the risk	-	55,631	-	55,631

Derivatives	51	5,111	12	5,175

Total financial liabilities measured at fair value	51	60,742	12	60,806
Significant transfers between Level I, Level II and Level III
Aegon’s policy is to record transfers of assets and liabilities between Level I, Level II and Level III at their fair values from the beginning of each reporting period.
The table below shows transfers between Level I and Level II for financial assets and financial liabilities recorded at fair value on a recurring basis.

	2023		2022

Significant transfers between level I, level II and level III	Transfers Level I to Level II	Transfers Level II to Level I	Transfers Level I to Level II	Transfers Level II to Level I

Assets measured at FVOCI

Debt securities	-	141	23	5

Money market and other short-term investments	45	245	-	460

	45	386	23	464

Financial assets measured at fair value through profit or loss

Shares	-	-	10	128

Money market and other short-term investments	-	795	-	275

Investments where the policyholder bears the risk	1	-	-	28

	1	795	10	431

Revalued amounts

Real estate held for own use	-	-	-	-

Total financial assets measured at fair value	46	1,182	34	895
Transfers are identified based on transaction volume and frequency, which are indicative of an active market.

Annual Report on Form 20-F 2023 | 297

About Aegon Governance and risk management Financial information Sustainability information

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

Financial assets carried at fair value	2023	Disposal of a business	Total gains / losses in income statement	1)	Total gains / losses in OCI 2)	Purchases	Sales	Settle- ments	Net exchange difference	Reclas- sification	Transfers from levels I and II	Transfers to levels I and II	Transfers to disposal groups	On December 31, 2023	Total unrealized gains and losses for the period recorded in the P&L for instruments held on December 31, 2023 3)

FVOCI

Shares	4	-	-		-	-	-	-	-	-	-	-	-	4	-

Debt securities	181	-	(1)		11	263	(124)	(15)	(12)	-	214	(1)	-	516	-

Money markets and other short-term investments	5	-	-		4	-	-	-	-	-	-	-	-	9	-

	191	-	(1)		15	263	(124)	(15)	(12)	-	214	(1)	-	530	-

FVPL

Shares	127	-	2		-	12	(47)	-	(4)	-	5	-	-	94	3

Debt securities	35	-	17		-	38	(43)	(4)	(2)	-	46	-	-	86	(8)

Money markets and other short-term investments	1	-	-		-	-	-	-	-	-	-	(1)	-	-	-

Other investments at fair value	4,050	-	(65)		-	652	(254)	-	(144)	-	-	-	-	4,237	(70)

Derivatives	11	-	(3)		-	-	(1)	-	-	-	-	-	-	8	(3)

Investments in real estate	59	-	2		-	2	(6)	-	(1)	-	-	-	-	55	-

Investments in real estate for policyholders	443	-	(52)		-	42	(12)	-	11	-	-	-	-	433	(42)

Investments where the policyholder bears the risk	402	-	(37)		-	37	(59)	-	(1)	-	-	-	-	342	-

	5,128	-	(136)		-	782	(422)	(4)	(142)	-	51	(2)	-	5,255	(120)

Revalued amounts

Real estate held for own use	73	-	(3)		(2)	(1)	-	-	(2)	-	-	-	-	64	-

	73	-	(3)		(2)	(1)	-	-	(2)	-	-	-	-	64	-

Total financial assets measured at fair value	5,392	-	(141)		13	1,044	(546)	(19)	(157)	-	265	(3)	-	5,849	(120)

Financial liabilities carried at fair value

Investment contracts without DPF where the policyholder bears the risk	-	-	-		-	-	-	-	-	-	-	-	-	-	-

Derivatives	12	-	(6)		-	-	-	-	-	-	-	-	-	6	-

	12	-	(6)		-	-	-	-	-	-	-	-	-	6	-

1	Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item Results from financial transactions of the income statement.
2
Total gains and losses are recorded in line items Gains / (losses) on financial assets measured at FVOCI and Gains / (losses) transferred to income statement on disposal of financial assets measured at FVOCI of the statement of comprehensive income.

3	Total gains / (losses) for the period during which the financial instrument was in Level III.

 298  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 38

Financial assets carried at fair value	2022	Disposal of a business	Total gains / losses in income statement	1)	Total gains / losses in OCI 2)	Purchases	Sales	Settle- ments	Net exchange difference	Reclas- sification	Transfers from levels I and II	Transfers to levels I and II	Transfers to disposal groups	On December 31, 2022	Total unrealized gains and losses for the period recorded in the P&L for instruments held on December 31, 2022 3)

FVOCI

Shares	4	-	-		-	-	-	-	-	-	-	-	-	4	-

Debt securities	365	-	(1)		(73)	98	(47)	(16)	23	-	37	(207)	-	181	-

Money markets and other short-term investments	28	-	-		(23)	-	-	-	-	-	-	-	-	5	-

	398	-	(1)		(95)	98	(47)	(16)	23	-	37	(207)	-	191	-

FVPL

Shares	1,530	-	137		-	191	(365)	-	12	-	-	-	(1,378)	127	(41)

Debt securities	242	-	(11)		-	45	(3)	(5)	3	-	2	(140)	(98)	35	(12)

Money markets and other short-term investments	-	-	1		-	-	-	-	-	-	-	-	-	1	1

Loans	22,727	-	(4,529)		-	1,802	(1,825)	-	-	-	-	-	(18,175)	-	-

Other investments at fair value	3,548	-	247		-	627	(587)	(14)	229	-	-	-	-	4,050	159

Derivatives	1	-	10		-	-	-	-	-	-	-	-	-	11	10

Investments in real estate	2,643	-	(51)		-	42	(40)	-	3	7	-	-	(2,545)	59	1

Investments in real estate for policyholders	563	-	(61)		-	10	(42)	-	(27)	-	-	-	-	443	(69)

Investments where the policyholder bears the risk	895	-	43		-	(468)	876	-	(14)	-	2	-	(932)	402	(55)

	32,149	-	(4,214)		-	2,249	(1,986)	(19)	205	7	4	(140)	(23,128)	5,128	(6)

Revalued amounts

Real estate held for own use	185	(23)	(3)		-	(1)	(8)	-	4	(5)	-	-	(76)	73	-

	185	(23)	(3)		-	(1)	(8)	-	4	(5)	-	-	(76)	73	-

Total financial assets measured at fair value	32,732	(24)	(4,218)		(95)	2,346	(2,042)	(34)	232	2	41	(347)	(23,203)	5,392	(7)

Financial liabilities carried at fair value

Investment contracts without DPF where the policyholder bears the risk	(33)	-	(23)		-	(559)	721	-	-	-	1	-	(105)	-	-

Derivatives	41	-	(31)		-	-	-	-	3	-	-	-	(1)	12	-

Total financial liabilities measured at fair value	8	-	(54)		-	(559)	721	-	3	-	1	-	(106)	12	-

1	Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item Results from financial transactions of the income statement.
2
Total gains and losses are recorded in line items Gains / (losses) on financial assets measured at FVOCI and Gains / (losses) transferred to income statement on disposal of financial assets measured at FVOCI of the statement of comprehensive income.

3	Total gains / (losses) for the period during which the financial instrument was in Level III.
During 2022 and 2023, Aegon transferred certain financial instruments from Level I and II to Level III of the fair value hierarchy. The reason for the change in level was that the market liquidity for these securities decreased, which led to a change in market observability of prices. Prior to transfer, the fair value for the Level II securities was determined using observable market transactions, internal models or corroborated broker quotes respectively for the same or similar instruments. Since the transfer, all such assets have been valued using valuation models incorporating significant non market-observable inputs or uncorroborated broker quotes.
Similarly, during 2022 and 2023, Aegon transferred certain financial instruments from Level III to Level I and II of the fair value hierarchy. The change in level was mainly the result of a return of activity in the market for these securities and that for these securities the fair value could be determined using observable market transactions or corroborated broker quotes for the same or similar instruments.

Annual Report on Form 20-F 2023 | 299

About Aegon Governance and risk management Financial information Sustainability information

Valuation techniques and significant unobservable inputs
The table below presents information about the significant unobservable inputs used for recurring fair value measurements for certain Level III financial instruments.

	Valuation technique 1)	Significant unobservable input 2)	December 31, 2023	Range (weighted average)	December 31, 2022	Range (weighted average)

Assets carried at fair value

Fair value through OCI

Shares

	Net asset value	n.a.	-	n.a.	-	n.a.

	Other	n.a.	4	n.a.	4	n.a.

			4		4

Debt securities

	Broker quote	n.a.	416	n.a.	33	n.a.

	Discounted cash flow	Constant Prepayment Rate	2	1.81%	2	40.53%

	Discounted cash flow	Constant Prepayment Rate				-

	Other	n.a.	98	n.a.	147	n.a.

			516		181

Other investments at fair value

Investment funds	Net asset value	n.a.	-	n.a.	-	n.a.

Other	Other	n.a.	9	n.a.	5	n.a.

			9		5

On December 31			530		191

Fair value through profit or loss

Shares	Net asset value	n.a.	91	n.a.	126	n.a.

Shares	Broker quote	n.a.	4	n.a.	1	n.a.

Debt securities	Broker quote	n.a.	80	n.a.	5	n.a.

Debt securities	Discounted cash flow	Constant prepayment rate	-	7.10%	-	7.80%

Debt securities	Other	n.a.	6	n.a.	30	n.a.

			180		161

Other investments at fair value

Investment funds	Net asset value	n.a.	3,532		3,439	n.a.

Tax credit investments	Discounted cash flow	Discount rate	705	6.88%	610	7.10%

Other	Other	n.a.	-		-	n.a.

			4,237		4,050

Total assets at fair value 3)			4,947		4,403

Liabilities carried at fair value

Derivatives

Embedded derivatives in insurance contracts	Discounted cash flow	Own credit spread	3	n.a	8	0.45%

Other	Discounted cash flow	Other	3	n.a	4	n.a

Total liabilities at fair value			6		12	-

1	Other in the table above (column Valuation technique) includes investments for which the fair value is uncorroborated and no broker quote is received.
2
Not applicable (n.a.) has been included when the unobservable inputs are not developed by the Group and are not reasonably available. Refer to the section Fair value measurement in this note for a detailed description of Aegon’s methods of determining fair value and the valuation techniques.

3
Investments where the policyholder bears the risk are excluded from the table above and from the disclosure regarding reasonably possible alternative assumptions. Assets where the policyholder bears the risk, and their returns, belong to policyholders and do not impact Aegon’s net result or equity. The effect on total assets is offset by the effect on total liabilities.

For reference purposes, the valuation techniques included in the table above are described in more detail on the following pages.

 300  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 38

Fair value information about assets and liabilities not measured at fair value
The following table presents the carrying values and estimated fair values of assets and liabilities, excluding assets and liabilities which are carried at fair value on a recurring basis.

	Carrying amount December 31, 2023		Estimated fair value hierarchy		Total estimated fair value December 31, 2023

		Level I	Level II	Level III

Assets

Mortgage loans - held at amortized cost	10,157	-	1	9,024	9,025

Other loans - held at amortized cost	70	70	1	-	70

Liabilities

Subordinated borrowings - held at amortized cost	2,244	1,392	730	-	2,122

Trust pass-through securities - held at amortized cost	111	-	125	-	125

Borrowings – held at amortized cost	2,356	879	1,580	-	2,459

Investment contracts - held at amortized cost	10,222	-	-	8,755	8,755

	Carrying amount December 31, 2022		Estimated fair value hierarchy		Total estimated fair value December 31, 2022

		Level I	Level II	Level III

Assets

Mortgage loans - held at amortized cost	10,407	-	1	9,218	9,218

Other loans - held at amortized cost	46	39	7	-	46

Liabilities

Subordinated borrowings - held at amortized cost	2,295	1,372	663	-	2,035

Trust pass-through securities - held at amortized cost	118	-	133	-	133

Borrowings – held at amortized cost	4,051	1,289	2,825	-	4,114

Investment contracts - held at amortized cost	9,597	-	-	8,416	8,416
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
Included in this category are shares in a Federal Home Loan Bank (FHLB) for an amount of EUR 82 million (2022: EUR 124 million), which are reported as part of the line-item Net asset value. A FHLB has implicit financial support from the United States government. The redemption value of the shares is fixed at par and they can only be redeemed by the FHLB.

Annual Report on Form 20-F 2023 | 301

About Aegon Governance and risk management Financial information Sustainability information

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
Periodically, Aegon performs an analysis of the inputs obtained from third-party pricing services and brokers to ensure that the inputs are reasonable and produce a reasonable estimate of fair value. Aegon’s asset specialists and investment valuation specialists consider both qualitative and quantitative factors as part of this analysis. Several examples of analytical procedures performed include, but are not limited to, recent transactional activity for similar debt securities, review of pricing statistics and trends and consideration of recent relevant market events. Other controls and procedures over pricing received from indices, third-party pricing services, or brokers include validation checks such as exception reports which highlight significant price changes, stale prices or unpriced securities. In addition, Aegon performs back testing on a sample basis. Back testing involves selecting a sample of securities trades and comparing the prices in those transactions to prices used for financial reporting. Significant variances between the price used for financial reporting and the transaction price are investigated to explain the cause of the difference.
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
Aegon’s portfolio of private placement securities (held at fair value under the classification of fair value through OCI or fair value through profit or loss) is valued using a matrix pricing methodology. The pricing matrix is obtained from a third-party service provider and indicates current spreads for securities based on weighted average life, credit rating, and industry sector. Each month, Aegon’s asset specialists review the matrix to ensure the spreads are reasonable by comparing them to observed spreads for similar bonds traded in the market. Other inputs to the valuation include coupon rate, the current interest rate curve used for discounting and a liquidity premium to account for the illiquid nature of these securities. The liquidity premiums are determined based upon the pricing of recent transactions in the private placements market; comparing the value of the privately offered security to a similar public security. The impact of the liquidity premium for private placement securities to the overall valuation is insignificant.
Aegon’s portfolio of debt securities can be subdivided into Residential mortgage-backed securities (RMBS), Commercial mortgage-backed securities (CMBS), Asset-backed securities (ABS), Corporate bonds and Government debt. Below relevant details of the valuation methodologies for these specific types of debt securities are described.

 302  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 38

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
Corporate bonds
Valuations of corporate bonds are monitored and reviewed on a monthly basis. The pricing hierarchy is dependent on the possibility of corroboration of market prices when available. If no market prices are available, valuations are determined by a discounted cash flow methodology using an internally calculated yield. The yield is comprised of a credit spread over a given benchmark. In all cases the benchmark is an observable input. The credit spread contains both observable and unobservable inputs. Aegon starts by taking an observable credit spread from a similar bond of the given issuer, and then adjust this spread based on unobservable inputs. These unobservable inputs may include subordination, liquidity and maturity differences. During 2023, there were no corporate bonds that met the policy threshold to be internally modeled.
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
Tax credit investments
The Level III fair value of tax credit investments is determined by using a discounted cash flow valuation technique. This valuation technique takes into consideration projections of future capital contributions and distributions, as well as future tax credits and the tax benefits of future operating losses. The present value of these cash flows is calculated by applying a discount rate. In general, the discount rate is determined based on the cash outflows for the investments and the cash inflows from the tax credits and/or tax benefits (and the timing of these cash flows). These inputs are unobservable in the marketplace. The discount rate used in valuation of tax credit investments was 6.9% (December 31, 2022: 7.1%).
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

Annual Report on Form 20-F 2023 | 303

About Aegon Governance and risk management Financial information Sustainability information

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
Real estate
Valuations of Level III investments in real estate and real estate held for own use are conducted in full by independent external appraisers at least every three to five years and reviewed at least once a year by qualified internal appraisers to ensure the value correctly reflects the fair value at the reporting date. Appraisals are different for each specific local market but are based on market guidelines such as International Valuation Standards, Uniform Standards of Professional Appraisal Practice or guidelines issued by the Investment Property Databank. Valuations are mostly based on active market prices, adjusted for any difference in the nature, location or condition of the specific property. If such information is not available, other valuation methods are applied, considering the value that the property’s net earning power will support, the value indicated by recent sales of comparable properties and the current cost of reproducing or replacing the property. Discount rates used in the valuation of real estate reflect the risk embedded in the projected cash flows for the asset being valued. Capitalization rates represent the income rate for a real estate property that reflects the relationship between a single year’s net operating income expectancy and the total property price or value. For property held for own use, appraisers consider the present value of the future rental income cash flows that could be achieved had the real estate been rented to a third party.
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

 304  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 38

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
Summary of total financial assets and financial liabilities at fair value through profit or loss
The table that follows summarizes the carrying amounts of financial assets and financial liabilities that are classified as fair value through profit or loss, with appropriate distinction between those financial assets and financial liabilities held for trading and those that, upon initial recognition, were designated as fair value through profit or loss.

	2023		2022

	Trading	Designated	Trading	Designated

Investments where Aegon bears the risk	9,386	2,526	8,079	1,940

Investments where the policyholder bears the risk	-	193,823	-	180,006

Derivatives with positive values not designated as hedges	1,238	-	2,445

Total financial assets at fair value through profit or loss	10,625	196,349	10,524	181,946

Investment contracts without DPF where the policyholder bears the risk	-	65,044	-	55,631

Derivatives with negative values not designated as hedges	1,466	-	3,958	-

Total financial liabilities at fair value through profit or loss	1,466	65,044	3,958	55,631
Investments where Aegon bears the risk
Aegon has certain insurance and investment liabilities that are carried at fair value with changes in the fair value recognized in the income statement. The Group has elected to designate the investments backing those liabilities at fair value through profit or loss, as a classification of fair value through OCI would result in accumulation of unrealized gains and losses in a revaluation reserve within equity while changes to the liability would be reflected in net result (accounting mismatch).
Investments where the policyholder bears the risk
Investments where the policyholder bears the risk comprise assets that are linked to various insurance and investment contracts for which the financial risks are borne by the customer. Under the Group’s accounting policies these insurance and investment liabilities are measured at the fair value of the linked assets with changes in the fair value recognized in the income statement. To avoid an accounting mismatch the linked assets have been designated as fair value through profit or loss.
In addition, the investment where the policyholders bears the risk include with profit assets, where Aegon manages these assets together with related liabilities on a fair value basis in accordance with a documented policy of asset and liability management. In accordance with the Group’s accounting policies, these assets have been designated as fair value through profit or loss.

Annual Report on Form 20-F 2023 | 305

About Aegon Governance and risk management Financial information Sustainability information

Investment contracts without discretionary participating features where the policyholder bears the risk
With the exception of the financial liabilities with discretionary participating features that are not subject to the classification and measurement requirements for financial instruments, all investment contracts without discretionary participating features where the policyholder bears the risk that are carried at fair value or at the fair value of the linked assets are included in the table above.
Derivatives
With the exception of derivatives designated as a hedging instrument, all derivatives are included in the table above.
Gains and losses on financial assets and financial liabilities classified at fair value through profit or loss
Gains and losses recognized in the income statement on financial assets and financial liabilities classified as fair value through profit or loss can be summarized as follows:

	2023		2022

	Trading	Designated	Trading	Designated

Net gains and (losses)	(1,244)	21,207	(4,431)	(35,205)
No loans and receivables were designated at fair value through profit or loss.
Changes in the fair value of investment contracts without discretionary participating features where the policyholders bears the risk that are designated at fair value through profit or loss were not attributable to changes in Aegon’s credit spread. There are also no differences between the carrying amounts of these financial liabilities and the contractual amounts payable at maturity (net of surrender penalties).
39 Commitments and contingencies
Investments contracted
In the normal course of business, the Group has committed itself through purchase and sale transactions of investments, mostly to be executed in the course of 2024. The amounts represent the future outflow and inflow, respectively, of cash related to these investment transactions that are not reflected in the consolidated statement of financial position.

	2023		2022

	Purchase	Sale	Purchase	Sale

Real estate	-	2	-	1

Mortgage loans	421	-	468	-

Private loans	89	-	150	-

Other	1,292	-	1,408	-
Aegon has committed itself, through certain subsidiaries, to invest in real estate, private loans, mortgage loans and receivables and investment funds.
Real estate commitments represent the committed pipeline of investments in real estate projects. The sale of real estate relates to properties that are under contract to be sold as per December 31, 2023. Mortgage loan commitments represent undrawn mortgage loan facilities provided and outstanding proposals on mortgages. The sale of mortgage loans relates to pre-announced
redemptions on mortgage loans. Private loans represent deals on Aegon’s portfolio of private placement securities that Aegon has committed to, but which have not yet settled and funded. Other commitments include future purchases of interests in investment funds and limited partnerships.
Other commitments and contingencies

	2023	2022

Guarantees	773	611

Other guarantees	7	8
Guarantees include those guarantees associated with the sale of investments in low-income
housing tax credit partnerships in the United States, which can be called upon if there is a deficiency in the tax benefits delivered to the investor or if Aegon is in default under a material provision of the contract. Standby letters of credit amounts reflected above are the liquidity

 306  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 39

commitment notional amounts. In addition to the guarantees shown in the table, guarantees have been given for fulfillment of contractual obligations such as investment mandates related to investment funds.
Amount of collaterals on financial guarantees is EUR 0 million on December 31, 2023 (EUR 0 million on December 31, 2022), while other commitments have EUR 1 million collateral at the end of 2023 (EUR 1 million cash collateral at the end of 2022).
Contractual obligations
In March 2019, affiliates of Transamerica Corporation and Illumifin, entered into a series of agreements to which Transamerica transferred to Illumifin the administration and claims management of its long term care insurance business line, enabling Transamerica to accelerate the enhancement of its digital capabilities and modernize its long term care insurance platform. Over the course of the multi-year contract, Transamerica will pay approximately USD 390 million to Illumifin. These fees represent compensation for administering Transamerica’s long term care product line including policyholder service, claims processing and care management. The agreement also contains a termination clause in which Transamerica – subject to certain limitations – agrees to compensate Illumifin, on a specified schedule, for early termination.
In April 2018, affiliates of Transamerica Corporation entered into a series of agreements with affiliates of Tata Consultancy Services Limited (TCS) to administer the Company’s US life insurance, voluntary benefits, and annuity business lines. The intent of the relationship was for Transamerica to accelerate the enhancement of its digital capabilities and the modernization of its platforms to service its customers in all lines of business. In May of 2023, due to the then current macro environment and the parties’ respective business priorities, Transamerica and TCS mutually agreed to end the administration arrangement for life, annuity and voluntary benefits lines of business. Transamerica and TCS agreed to work together to ensure a smooth transition of the administration to a new servicing model which aims to take approximately 30 months.
In November 2018, Aegon UK announced an extended partnership with Atos BPS Ltd. (Atos) to service and administer its Traditional Products Business
(non-Platform
customers). The agreement is a
15-year
contract under which Aegon UK pays Atos to administer around 1.4 million customers, which took effect on June 1, 2019 as planned. At year-end
2022, outstanding transition and conversion charges are estimated to amount to approximately GBP 10 million, which are expected to be recorded over the next year, with fixed payments to Atos defined in the agreement and subject to completion of milestones which have been agreed with Aegon UK.
An Aegon Ltd. indirect US life subsidiary has a net worth maintenance agreement with its subsidiary Transamerica Life (Bermuda) Ltd., pursuant to which Transamerica Life Insurance Company, a US life insurance subsidiary, will provide capital sufficient to maintain a S&P “AA” financial strength rating and capital sufficient to comply with the requirements of the countries in which its branches are located.
Aegon has guaranteed and is severally liable for the following:
∎	Due and punctual payment of payables under letter of credit agreements applied for by Aegon as co-applicant
with its captive insurance companies that are subsidiaries of Transamerica Corporation and Commonwealth General Corporation. On December 31, 2023, the letter of credit arrangements utilized by captives to provide collateral to affiliates amounted to EUR 526 million (2022: EUR 511 million); from that date no amounts had been drawn, or were due under these facilities;
∎	Due and punctual payment of payables by the consolidated group companies Transamerica Corporation, Aegon Funding Company LLC and Commonwealth General Corporation with respect to fixed subordinated notes, bonds, capital trust pass-through securities and notes issued under commercial paper programs amounting to EUR 1,007 million (2022: EUR 1,042 million); and
∎	Due and punctual payment of any amounts owed to third parties by the consolidated group company Aegon Derivatives N.V. in connection with derivative transactions. Aegon Derivatives N.V. enters into derivative transactions with counterparties with which ISDA master netting agreements, including collateral support annex agreements, have been agreed. Net (credit) exposure on derivative transactions with these counterparties was therefore limited from December 31, 2023.
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

Annual Report on Form 20-F 2023 | 307

About Aegon Governance and risk management Financial information Sustainability information

Insurance companies and their affiliated regulated entities are routinely subject to litigation, investigation and regulatory activity by various governmental and enforcement authorities, individual claimants and policyholder advocate groups in the jurisdictions in which Aegon does business, including the United States and the United Kingdom. These actions may involve issues including, but not limited to, employment or distribution relationships; operational and internal controls and processes; investment returns; sales practices; transparency and adequacy of product disclosures including regarding initial costs, ongoing costs, and costs due on policy surrender as well as changes to costs over time; environmental and climate change related matters; competition and antitrust matters; data privacy; information security; intellectual property; and anti-money laundering, anti-bribery, and economic sanctions compliance.
Over time, Aegon has made a number of acquisitions and divestments around the world, including in the Netherlands, Central and Eastern Europe, the United States, and the United Kingdom. Acquisitions and divestments involve risks, including the risk of losses resulting from claims or litigation related to contractual terms such as representations, warranties, and indemnifications.
Government and regulatory investigations may result in the institution of administrative, injunctive or other proceedings and/ or the imposition of monetary fines, penalties and/or disgorgement as well as other remedies, sanctions, damages, and restitutionary amounts. Regulators may also seek changes to the way Aegon operates. In some cases, Aegon subsidiaries have modified business practices in response to inquiries.
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
Proceedings in which Aegon is involved
Several US insurers, including Aegon subsidiaries, have been named in class actions as well as individual litigation relating to increases in monthly deduction rates (MDR) on universal life products. Plaintiffs generally allege that the increases were made to recoup past losses rather than to cover the future costs of providing insurance coverage. Aegon’s subsidiary in the United States settled two such class actions that had been venued in California federal court. The settlement in the first of these cases, approved in January 2019, arose from increases implemented in 2015-2016. In a second case, Aegon’s subsidiary agreed to settle a class action lawsuit arising out of MDR increases in 2017 and 2018. The court approved that settlement in September 2020. A number of policyowners opted-out
of the class settlements, with the settlement funds reduced proportionally. By the end of 2023, all material opt-out
lawsuits and disputes from both cases had been resolved, and provisions adjusted accordingly. A third case was filed in October 2022 which relates to MDR increases in 2022 and 2023. That case is venued in Iowa federal court. At this time, Aegon is unable to reliably estimate the potential exposure in this case.
Transamerica subsidiaries may face employment-related lawsuits from time to time. For example, several
US-based
Aegon subsidiaries are defendants in a putative class action alleging that the subsidiaries mischaracterize agents as independent contractors instead of employees. While the subsidiaries disagree with these allegations and have vigorously defended the action, the parties have reached a settlement, subject to court approval, to avoid the cost, expense and risks associated with

 308  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 40

litigation. Litigation provisions have been adjusted to account for this pending resolution. Depending on the outcome, legal or regulatory claims like this against Transamerica subsidiaries and other companies could result in significant settlements or judgments, and could necessitate a change in the distribution model, which would be costly and could have a material impact on the financial results for that part of the Transamerica business.
A former subsidiary of Transamerica Corporation was involved in a contractual dispute with a Nigerian travel broker that arose in 1976. That dispute was resolved in Delaware court for USD 235 thousand plus interest in 2010. The plaintiff took the Delaware judgment relating to the 1976 dispute to a Nigerian court and alleged that it was entitled to approximately the same damages for 1977 through 1984 despite the absence of any contract relating to those years. The Nigerian trial court issued a judgment in favor of the plaintiff of the alleged actual damages as well as pre-judgment
interest of approximately USD 120 million. On appeal this decision was reversed on procedural grounds and remanded back to the trial court which ruled to dismiss the case; however, the Plaintiff appealed the trial court’s ruling. The appellate hearing, which was originally scheduled for March 2022, as well as the hearing that was scheduled for January 12, 2023, on the request for substitution of Plaintiff’s son were both cancelled by the court and neither has been rescheduled. Aegon has no material assets located in Nigeria.
40 Transfers of financial assets
Transfers of financial assets occur when Aegon transfers contractual rights to receive cash flows of financial assets or when Aegon retains the contractual rights to receive the cash flows of the transferred financial asset but assumes a contractual obligation to pay the cash flows to one or more recipients in that arrangement.
In the normal course of business Aegon is involved in the following transactions:
∎	Transferred financial assets that are not derecognized in their entirety:
∎	Securities lending; whereby Aegon legally (but not economically) transfers assets and receives cash and non- cash collateral. The transferred assets are not derecognized. The obligation to repay the cash collateral is recognized as a liability. The non-cash
collateral is not recognized in the statement of financial position; and
∎	Repurchase activities; whereby Aegon receives cash for the transferred assets. The financial assets are legally (but not economically) transferred but are not derecognized. The obligation to repay the cash received is recognized as a liability.
∎	Transferred financial assets that are derecognized in their entirety and Aegon does not have a continuing involvement (normal sale);
∎	Transferred financial assets that are derecognized in their entirety, but where Aegon has a continuing involvement;
∎	Collateral accepted in the case of securities lending, reverse repurchase agreement and derivative transactions; and
∎	Collateral pledged in the case of (contingent) liabilities, repurchase agreements, securities borrowing and derivative transactions.

Annual Report on Form 20-F 2023 | 309

About Aegon Governance and risk management Financial information Sustainability information

The following disclosures provide details for transferred financial assets that are not derecognized in their entirety, transferred financial asset that are derecognized in their entirety, but where Aegon has a continuing involvement and assets accepted and pledged as collateral.
40.1 Transferred financial assets that have not been derecognized in their entirety
The following table reflects the carrying amount of financial assets that have been transferred to another party in such a way that part or all the transferred financial assets do not qualify for derecognition. Furthermore, it reflects the carrying amounts of the associated liabilities.

	2023
	FVOCI financial assets				FVPL financial assets
	Shares	Debt securities	Money market and other short-term invest- ments	Other	Debt securi- ties	Invest- ments where the PH bears risk	Money market and other short-term invest- ments	Other

Carrying amount of transferred assets	-	2,068	-	-	5	15	-	-

Carrying amount of associated liabilities	-	2,382	-	-	9	-	-	-

	2022
	FVOCI financial assets				FVPL financial assets
	Shares	Debt securities	Money market and other short-term invest- ments	Other	Debt securities	Invest- ments where the PH bears risk	Money market and other short-term invest- ments	Other

Carrying amount of transferred assets	-	2,200	-	-	16	72	-	-

Carrying amount of associated liabilities	-	2,513	-	-	17	-	-	-
In transactions in which the Group neither retains nor transfers substantially all the risks and rewards of ownership of a financial asset and it retains control over the asset, the Group continues to recognize the asset to the extent of its continuing involvement, determined by the extent to which it is exposed to changes in the value of the transferred asset.
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
Non-cash
collateral is not recognized in the statement of financial position. Cash collateral is recorded on the statement of financial position as an asset and an offsetting liability is established for the same amount as Aegon is obligated to return this amount upon termination of the lending arrangement. Cash collateral is usually invested in pre-designated
high quality investments. The sum of cash and
non-cash
collateral is typically greater than the market value of the related securities loaned. See note 40.3 Assets accepted and note 40.4 Assets pledged for an analysis of collateral accepted and pledged in relation to securities lending and repurchase agreements.
40.2 Transferred financial assets that are derecognized in their entirety, but where Aegon has continuing involvement
Aegon has no transferred financial assets with continuing involvement that are derecognized in their entirety as per year-end
2023 and as per
year-end
2022.
40.3 Assets accepted
Aegon receives collateral related to securities lending, reverse repurchase activities and derivative transactions.
Non-cash
collateral is not recognized in the statement of financial position. To the extent that cash is paid for reverse repurchase agreements, a receivable is recognized for the corresponding amount.

 310  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 40

The following tables present the fair value of the assets received in relation to securities lending and reverse repurchase activities:

Securities lending	2023	2022

Carrying amount of transferred financial assets	2,063	2,190

Fair value of cash collateral received	2,357	2,417

Fair value of non-cash collateral received	16	74

Net exposure	(309)	(301)

Reverse repurchase agreements	2023	2022

Cash paid for reverse repurchase agreements	442	312

Fair value of non-cash collateral received	467	335

Net exposure	(24)	(23)
The above items are conducted under terms that are usual and customary to standard securities lending activities, as well as requirements determined by exchanges where the bank acts as intermediary.
For 2022 and 2023 there is no
Non-cash
collateral that can be sold or repledged in the absence of default and no
Non-cash
collateral has been sold or transferred.
In addition, Aegon can receive collateral related to derivative transactions that it enters into. The credit support agreement will normally dictate the threshold over which collateral needs to be pledged by Aegon or its counterparty. Transactions requiring Aegon or its counterparty to post collateral are typically the result of over-the-counter
derivative trades, comprised mostly of interest rate swaps, currency swaps and credit swaps. See the credit risk section in note 4 Financial risks for details on collateral received for derivative transactions.
40.4 Assets pledged
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
To the extent that cash collateral is paid, a receivable is recognized for the corresponding amount. If other non-cash
financial assets are given as collateral, these are not derecognized.
The following tables present the carrying amount of collateral pledged and the corresponding amounts.

		2023		2022
Assets pledged for general account and contingent liabilities	Where Aegon bears the risk	Where the PH bears the risk	Where Aegon bears the risk	Where the PH bears the risk

Contingent liabilities	2,290	-	3,559	-

Collateral pledged	4,171	-	5,745	-

Net exposure	(1,881)	-	(2,186)	-
For 2022 and 2023 there is no
Non-cash
collateral that can be sold or repledged by the counterparty.

Assets pledged for repurchase agreements	2023	2022

Cash received on repurchase agreements	29	107

Collateral pledged (transferred financial assets)	25	99

Net exposure	3	8

Annual Report on Form 20-F 2023 | 311

About Aegon Governance and risk management Financial information Sustainability information

In order to trade derivatives on the various exchanges, Aegon posts margin as collat era
l.
The amo
unt of collateral pledged for derivative transactions was EUR 2.3 billion (2022: EUR 4.7 billion).
41 Offsetting, enforceable master netting arrangements and similar agreements
The following table only includes financial positions for which there is a recognized corresponding position that could be offset under a legally enforceable master netting arrangement or similar agreement. Aegon also enters into collateralized (reverse) repo or security lending and borrowing transaction, for which the collateral is not recognized on the balance sheet. For further information on the financial positions resulting from such transactions please see note 40 Transfer of financial assets. The table provides details relating to the effect, or potential effect, of netting arrangements, including rights to set-off,
associated with the entity’s recognized financial assets and recognized financial liabilities.

Financial assets subject to offsetting, enforceable master netting arrange- ments and similar agreements	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amounts not set off in the statements of financial position
				Financial instruments	Cash collateral received (excluding surplus collateral)	Net amount

2023

Derivatives	1,341	-	1,341	631	707	2

On December 31	1,341	-	1,341	631	707	2

2022

Derivatives	2,733	-	2,733	2,589	111	34

On December 31	2,733	-	2,733	2,589	111	34

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Related amounts not set off in the statements of financial position
				Financial instruments	Cash collateral pledged (excluding surplus collateral)	Net amount

2023

Derivatives	2,361	-	2,361	1,245	1,026	90

On December 31	2,361	-	2,361	1,245	1,026	90

2022

Derivatives	5,115	-	5,115	3,359	1,668	89

On December 31	5,115	-	5,115	3,359	1,668	89
Financial assets and liabilities are offset in the statement of financial position when the Group has a legally enforceable right to offset and has the intention to settle the asset and liability on a net basis, or to realize the asset and settle the liability simultaneously. As shown in the second column there are no financial assets and liabilities offset in 2023 and 2022.
The line Derivatives includes both derivatives for general account and derivatives where the policyholder bears the risk.
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

 312  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 42

42 Companies and businesses acquired and divested
Companies and businesses acquired
2023
There were no significant acquisitions in 2023.
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
Companies and businesses divested
2023
On April 4, 2023 Aegon announced the sale of its UK individual protection book to Royal London. Under the terms of the agreement, Aegon UK will initially reinsure the portfolio to Royal London, followed by a Part VII transfer of the legal ownership of the individual protection book in 2024. The transfer is subject to court approval. Aegon UK’s individual protection business is a portfolio of life, critical illness, and income protection policies for 400,000 high-net
worth individual customers, which was sold via independent financial advisers. The portfolio closed to new business on April 4, 2023. The sale does not have a material impact on Aegon’s capital position or results.
On June 1, 2023 Aegon announced the completion of the divestment of its businesses in Poland and Romania to Vienna Insurance Group AG Wiener Versicherung Gruppe (VIG) for EUR 125 million. The book loss on the transaction is EUR 78 million and is recorded in Aegon’s 2023 results. This was the final step to complete the full sale of Aegon’s insurance, pension and asset management business in Central and Eastern Europe to VIG, following the closings of the divestments of the Hungarian and Turkish businesses in 2022.
On July 4, 2023, Aegon announced the completion of the combination of its Dutch pension, life and non-life
insurance, banking, and mortgage origination activities with a.s.r., and the beginning of its asset management partnership with a.s.r. As part of the transaction, Aegon received EUR 2.2 billion cash proceeds and almost a 30% stake in a.s.r., see note 45 Held for sale and discontinued operations for more information.
On July 21, 2023 Aegon announced the sale of its 56% stake in its associate in India, Aegon Life Insurance Company, to Bandhan Financial Holdings Limited, an Indian financial services company. The completion of the proposed transaction is subject to customary regulatory approvals which have been received in 2023. The divestment does not have a material impact on Aegon’s capital position or results. See note “46 Events after the reporting period” on the close of the sale in 2024.
2022
On March 23, 2022, and on April 21, 2022, Aegon completed the divestment of its Hungarian and Turkish businesses to Vienna Insurance Group AG Wiener Versicherung Gruppe (VIG). The book gain amounted to EUR 288 million, which includes a loss of EUR 177 million related to the recycling of the foreign currency translation reserve and revaluation reserve though the income statement. As a result of this transaction, IFRS equity has increased by EUR 465 million. The completion of this sale is part of the full closing of the sale of Aegon’s insurance, pension, and asset management businesses in Central and Eastern Europe to VIG for EUR 830 million, as announced in November 2020. The sale of Aegon Poland and Aegon Romania was completed on June 1, 2023.
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

Annual Report on Form 20-F 2023 | 313

About Aegon Governance and risk management Financial information Sustainability information

43 Group companies
Subsidiaries
The principal subsidiaries of the parent company Aegon Ltd. are listed by geographical segment. All are wholly owned, directly or indirectly, unless stated otherwise, and are involved in insurance or reinsurance business, pensions, asset management or services related to these activities. The voting power in these subsidiaries held by Aegon is equal to the shareholdings.
Americas

∎	Transamerica Casualty Insurance Company, Cedar Rapids, Iowa (United States)

∎	Transamerica Corporation, Wilmington, Delaware (United States)

∎	Transamerica Financial Life Insurance Company, Harrison, New York (United States)

∎	Transamerica Life Insurance Company, Cedar Rapids, Iowa (United States)

∎	World Financial Group Insurance Agency, LLC, Cedar Rapids, Iowa (United States)
United Kingdom

∎	Aegon Investment Solutions Ltd., Edinburgh

∎	Aegon Investments Ltd., London

∎	Cofunds Limited, London

∎	Scottish Equitable plc, Edinburgh
International

∎	Aegon España S.A.U. de Seguros y Reaseguros, Madrid (Spain)

∎	Transamerica Life (Bermuda) Ltd., Hamilton (Bermuda)
Asset Management

∎	Aegon Asset Management Holding B.V., The Hague (The Netherlands)

∎	Aegon Asset Management UK plc, Edinburgh (United Kingdom)

∎	Aegon Investment Management B.V., The Hague (The Netherlands)

∎	Aegon USA Investment Management, LLC, Cedar Rapids (United States)

∎	Aegon USA Realty Advisors, LLC, Des Moines (United States)
The legally required list of participations as set forth in articles 379 and 414 of Book 2 of the Dutch Civil Code has been registered with the Trade Register in The Hague. Aegon Ltd. has issued a statement of liability as meant in article 403 of Book 2 of the Dutch Civil Code for its subsidiary company Aegon Derivatives N.V.
Joint ventures
The principal joint ventures are listed by geographical segment. The voting powers in these joint ventures is equal to the shareholdings, unless stated otherwise.
International

∎	Santander Generales Seguros y Reaseguros, S.A., Madrid (Spain) (51%)

∎	Santander Vida Seguros y Reaseguros, S.A., Madrid (Spain) (51%)

∎	Aegon Santander Portugal Não Vida – Companhia de Seguros S.A., Lisbon (Portugal) (51%)

∎	Aegon Santander Portugal Vida – Companhia de Seguros de Vida S.A., Lisbon (Portugal) (51%)

∎	Aegon THTF Life Insurance Co., Ltd., Shanghai (China) (50%)

∎	Mongeral Aegon, Seguros e Previdencia S.A., Rio de Janeiro (Brazil) (59.2%, where Aegon has 50% voting rights)

∎	Sicoob Seguradode de Vida e Previdência S.A., Rio de Janeiro (Brazil) (29.6%)
Asset Management

∎	Aegon Industrial Fund Management Co., Ltd., Shanghai (China) (49%)
See note 21 Investments in joint ventures and associates for further details on these investments.

 314  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 44

Investments in associates
The principal investments in associates are listed by geographical segment. The voting powers in these associates is equal to the shareholdings, unless stated otherwise.
Holding
∎	ASR Nederland N.V., Utrecht (29.98%)
With respect to a.s.r., for a period of 5 years post closing. Aegon also has an exclusive right to nominate up to two members of the Supervisory Board (if Aegon holds more than 20% of the shares it may nominate two members, if it holds 20% or less but more than 10% of the shares it may nominate one member). In addition, Aegon has the right to designate its nominees for the Audit and Risk Committee and the ESG Committee if certain conditions are met. Furthermore, in case the incumbent CEO of a.s.r. does not serve the full term due to earlier resignation or dismissal, the appointment of the successor requires the unanimous vote of all Supervisory Directors in office.
For as long as Aegon holds more than 20% of the shares, the affirmative vote of the non-independent
Aegon nominee is required for:
∎	significant changes to dividend policy (as per current stated a.s.r. policies);
∎	certain dilutive transactions (issuance of equity or debt instruments);
∎	M&A transactions (acquisitions and divestments, joint ventures and long term co-operations) with a value exceeding EUR 500 million.
Furthermore, for as long as Aegon holds more than 20% of the shares, the below needs the unanimous vote of all Supervisory Directors in office and the affirmative vote of the non-independent
Aegon nominee:
∎	material decisions on capital management, material reinsurance, and capital allocation / distribution, in each case to the extent this would result in a material change to the characteristics of the risk profile of (the enterprise of) a.s.r. and other than in the ordinary course of business.
Except for significant changes to the dividend policy, the same applies when Aegon holds
20
% or less but more than
10
% of the shares.
Asset Management
∎	La Banque Postale Asset Management, Paris (France) (25%)
See note 21 Investments in joint ventures and associates for further details on these investments.
44 Related party transactions
In the normal course of business, Aegon enters into various transactions with related parties. Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operating decisions. Related parties of Aegon include, among other things, its associates, joint ventures, key management personnel and the defined benefit and contribution plans. Transactions between related parties have taken place on an arm’s length basis. Transactions between Aegon and its subsidiaries that are deemed related parties have been eliminated in the consolidation and are not disclosed in the notes.
Related party transactions include, among others, transactions between Aegon Ltd. and Vereniging Aegon.
On December 18, 2023, Aegon repurchased 112,619,440 common shares B from Vereniging Aegon for the amount of EUR 14,804,951.58 based on
1/40
th of the Value Weighted Average Price of the common shares of the five trading days
preceding this transaction. The repurchase of common shares B was executed to bring the aggregate holding of voting shares by Vereniging Aegon in Aegon more in line with its special cause voting rights of 32.6% following the completion of the Share Buy Back Programs, initiated by Aegon in July 2023 following the completion of the transaction with a.s.r.
On December 8, 2023, Aegon entered into a share repurchase agreement with Vereniging Aegon, pursuant to which the Vereniging Aegon agreed to participate in the second and third tranche of the Aegon’s current 1.5 billion Euro share buyback program and Aegon agreed to repurchase a certain number of Common Shares from Vereniging Aegon for an aggregate consideration equal to EUR 139.5 million Euro which will be equally distributed over the total number of trading days during the remainder of the current share buy back program of Aegon. The number of Common Shares that Aegon will repurchase

Annual Report on Form 20-F 2023 | 315

About Aegon Governance and risk management Financial information Sustainability information from Vereniging Aegon will be determined based on the daily volume-weighted average price per common share on Euronext Amsterdam on a weekly basis.
On August 16, 2023, the members of Vereniging Aegon voted to instruct the board of Vereniging Aegon, subject to the board’s fiduciary duties, to vote all of Vereniging Aegon’s common shares and common shares B (based on one vote per 40 common shares B) at Aegon N.V.’s extraordinary general meeting of September 29, 2023 and at Aegon S.A.’s extraordinary meeting of September 30, 2023 in favor the change in legal domicile of Aegon from The Netherlands to Bermuda by means of the cross-border conversion of Aegon N.V. into Aegon S.A. and the subsequent cross-border conversion of Aegon S.A. into Aegon Ltd (the “Redomiciliation”). Following such vote of the members of Vereniging Aegon, the board of Vereniging Aegon is obligated, pursuant to the terms of a voting undertaking agreement, dated June 29, 2023, between Aegon N.V. and Vereniging Aegon, and subject to the board’s fiduciary duties, to vote all of such shares in favor of the Redomiciliation.
On December 15, 2022, Aegon repurchased 43,817,400 common shares B from Vereniging Aegon for the amount of EUR 5,113,578.21 based on
1/40
th of the Value Weight Average Price of the common shares of the five trading days
preceding this transaction. The repurchase of common shares B was executed to bring the aggregate holding of voting shares by Vereniging Aegon in Aegon more in line with its special cause voting rights of 32.6% following the completion of the Share Buy Back Programs, initiated by Aegon in April 2022, following the completion of the sale of the Hungarian business and initiated in July and October 2022 to neutralize the dilutive effect of the distribution of the final dividend 2021 and the interim dividend 2022 in stock.
On November 21, 2022, the members of Vereniging Aegon voted to instruct the board of Vereniging Aegon, subject to the board’s fiduciary duties, to vote all of Vereniging Aegon’s common shares and common shares B (based on one vote per 40
common shares B) at Aegon Ltd.’s next extraordinary general meeting in favor of Aegon divesting its business operations in the Netherlands to A.S.R. Nederland N.V. for cash consideration and almost 30% share interest in A.S.R. Nederland N.V (the “Transaction”). Following such vote of the members of Vereniging Aegon, the board of Vereniging Aegon is obligated, pursuant to the terms of a voting undertaking agreement, dated October 27, 2022, between Aegon Ltd. and Vereniging Aegon, and subject to the board’s fiduciary duties, to vote all of such shares in favor of the Transaction.
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

 316  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 45

Remuneration of the Executive Director,
Non-Executive
Directors and Key Management
The following table includes the expenses for remuneration, with amounts reflective of time spent on the Board.
Remuneration expenses

	2023	2022	2021

Non-Executive Directors 1 )	1.3	1.3	0.9

Executive Director 2 )	0.9	n.a.	n.a.

Executive Board 3 )	4.3	5.2	4.9

Key Management 4 )	27.9	27.7	27.5

in fixed compensation	13.8	16.0	16.8

in cash based variable compensation	4.6	4.0	3.6

in share based variable compensation	5.0	3.5	3.2

in pension contributions	3.1	3.0	2.8

in other benefits	1.3	1.2	1.1

1	Previously reported as ‘Supervisory Board’.
2	Classification established September 30, 2023. In 2023, this represents Mr. Lard Friese from October 1, 2023.
3	Classification ended September 30, 2023. In 2023, this represents Mr. Lard Friese and Mr. Matt Rider through September 30, 2023.
4	Key Management is inclusive of Non-Executive Directors, Executive Directors, also reported separately above and Executive Committee Members.
5	n.a. in above table should be read as “not applicable”.
Fixed compensation of Key Management included severance payments was EUR 2.2 million in 2021, no such payments were paid in 2022 and 2023. Key Management consisted of the
Non-Executive
Directors, the Executive Director, and all members of the Executive Committee (see the chapter Composition of the Boards for more details).
Additional information on the remuneration of the Executive Director and
Non-Executive
Directors are disclosed in the Remuneration report.
Interests in Aegon Ltd. held by the Executive Director
Shares held in Aegon on December 31, 2023 by Mr. Friese amount to 83,122 (2022: 72,081) and by Mr. Rider to 130,620 (2022: 120,962). The shares held in Aegon mentioned above do not exceed 1% of total outstanding share capital at the reporting date. At the reporting date no loans with Aegon or outstanding balances such as guarantees or advanced payments exist for Mr. Friese and Mr. Rider.
Common shares held by
Non-Executive
Directors

Shares held in Aegon on December 31	2023	2022	2021

Ben J. Noteboom 1 )	-	23,500	23,500

Dona D. Young	13,260	13,260	13,260

Total	13,260	36,760	36,760

1	Mr. Ben J. Noteboom stepped down in May 2023
Shares held by the
Non-Executive
Directors are only disclosed for the period for which they have been part of the Board of Directors. At the reporting date no loans with Aegon or outstanding balances such as guarantees or advanced payments exist for the
Non-Executive
Directors.
45 Held for sale and discontinued operations
This following disposal groups are classified as held for sale and/or discontinued operation.
45.1 Aegon the Netherlands
On October 27, 2022, Aegon announced it had reached an agreement with a.s.r. to combine its Dutch pension, life and non-life
insurance, banking, and mortgage origination activities with ASR Nederland N.V. (“a.s.r”). Aegon received EUR 2.2 billion in cash proceeds, and a 29.99% strategic stake in a.s.r., with associated governance rights. On January 17, 2023, the Extraordinary General Meeting of shareholders of Aegon has approved the proposed transaction. Furthermore, the works council of Aegon rendered a positive advice in relation to the proposed transaction. The transaction has closed on July 4, 2023.

Annual Report on Form 20-F 2023 | 317

About Aegon Governance and risk management Financial information Sustainability information

Up to the close of the transaction, Aegon the Netherlands qualified as held for sale and discontinued operations.
This paragraph provides information on the discontinued operations up to the point of combining Aegon’s Dutch pension, life and non-life
insurance, banking and mortgage activities with a.s.r.
Income statement of discontinued operations

EUR million	2023	2022

Discontinued operations

Insurance revenue	1,400	2,907

Insurance service expenses	(1,327)	(2,703)

Net expenses on reinsurance held	(20)	(15)

Insurance service result	52	189

Interest revenue on financial instruments calculated using the effective interest method	42	4

Interest revenue on financial instruments measured at FVPL	582	1,281

Other investment income	168	263

Results from financial transactions	614	(20,328)

Impairment (losses) / reversals	-	5

Insurance finance income / (expenses)	(1,110)	16,906

Net reinsurance finance income / (expenses) on reinsurance held	(6)	125

Insurance net investment result	289	(1,745)

Interest revenue on financial instruments calculated using the effective interest method	273	496

Interest revenue on financial instruments measured at FVPL	137	(340)

Other investment income	11	11

Results from financial transactions	(208)	1,638

Impairment (losses) / reversals	3	-

Investment contract income / (expenses)	(25)	136

Interest expenses	(10)	(2)

Other net investment result	180	1,939

Interest charges	(55)	(49)

Financing net investment result	(55)	(49)

Total net investment result	(414)	145

Fees and commission income	165	311

Other operating expenses	(288)	(474)

Other income / (charges)	96	20

Other result	(28)	(142)

Result before share in profit / (loss) of joint ventures, associates and tax	438	191

Share in profit / (loss) of joint ventures	4	37

Share in profit / (loss) of associates	15	15

Result before tax	458	242

Income tax (expense) / benefi t	(62)	(445)

Net result from discontinued operations	396	(203)

Impairment loss on remeasurement of the disposal group	(413)	(1,094)

Net result from discontinued operations after remeasurement	(17)	(1,296)
Upon the completion of the transaction the difference between the carrying amount of the disposal group and the fair value of the consideration received was a net gain of EUR
93
 million recognized as a result from discontinued operations.

 318  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 45

Statement of comprehensive income of discontinued operations

Amounts in EUR millions	2023	2022

Net result from discontinued operations	(17)	(1,296)

Items that will not be reclassified to profit or loss:

Changes in revaluation reserve real estate held for own use

Remeasurements of defined benefit plans	51	948

Income tax relating to items that will not be reclassified	(13)	(245)

Items that may be reclassified subsequently to profit or loss:

Gains / (losses) on financial assets measured at FVOCI	16	(461)

(Gains) / losses transferred to income statement on disposal of financial assets measured at FVOCI	-	(5)

Equity movements of associates	(2)	2

Income tax relating to items that may be reclassified	(4)	120

Other

Total other comprehensive income / (loss) from discontinued operations	48	359

Total comprehensive income / (loss) from discontinued operations	31	(937)
Impairment loss
Upon classification as held for sale, as per December 31, 2022, the carrying amount of Aegon the Netherlands was compared to the fair value less cost to sell, which is estimated by reference to the fair value of the consideration to which Aegon Ltd. is entitled under the terms and conditions of the business combination agreement. The fair value less cost to sell is lower than the carrying value and this impairment loss is recognized through a reduction of the carrying value of Aegon the Netherlands.
The impairment loss has been recalculated at the closing date of the transaction, as both the fair value of the consideration to be received and the carrying value of Aegon the Netherlands where subject to change. The consideration to be received includes a 29.99% stake in a.s.r. and was therefore contingent on the development of the a.s.r. share price. The carrying amount of Aegon the Netherlands has continued to be updated for assets and liabilities which were not included in the measurement scope of IFRS 5. The table includes the recalculated impairment loss per the closing date of the transaction.
The table below shows the calculated impairment loss under IFRS 9 and IFRS 17 as per December 31, 2022 and as per December 31, 2023.

	2023	2022

	(IFRS9/17)	(IFRS9/17)

Net cash receivable after costs to sell	2,184	2,175

Fair value of 29.99% share in a.s.r.	2,588	2,700

Fair value less costs to sell	4,772	4,875

Carrying amount of Aegon the Netherlands	5,185	5,969

Fair value less costs to sell minus carrying amo u nt	(413)	(1,094)

Assets in scope for impairment	1,775	1,775

Cumulative Impairment loss recognized	1,507	1,094
The impairment loss takes into account contingent payables and receivables between Aegon Ltd. and Aegon the Netherlands that have been recognized prior to the closing date. These are included in the carrying amount of Aegon the Netherlands.

Annual Report on Form 20-F 2023 | 319

About Aegon Governance and risk management Financial information Sustainability information

Financial assets and liabilities in the scope of IFRS 9 “Financial instruments”
The adoption of IFRS 9 “Financial instruments” by Aegon the Netherlands impacted the measurement category and carrying amount of the financial assets and liabilities. The measurement category and the carrying amount of financial assets and liabilities in accordance with IAS 39 and IFRS 9 on January 1, 2023 are detailed in the table below, together with a reconciliation of the carrying amounts of financial assets, from their previous measurement category in accordance with IAS 39 to their new measurement categories upon transition:

Reconciliation of financial instruments, January 1, 2023	IAS 39 category	IAS 39 amount	Reclassifi- cation	Remeasurement - ECL	Remeasurement - Other	IFRS 9 category 1)	IFRS 9 amount

Financial assets:

Shares	FVPL	8,256	37	-	-	FVPL (designated)	8,293

Shares	AFS	21	(21)	-	-	FVOCI (designated)	-

Debt securities	AFS	14,109	(12,225)	-	-	FVOCI	1,884

Debt securities	FVPL	9,609	12,209	-	-	FVPL (designated)	21,819

Loans	L&R	35,916	(20,004)	(82)	58	AC	15,888

Loans	FVPL	-	20,918	-	(1,892)	FVPL (designated)	18,175

Deposits with financial institutions	L&R	1,527	-	-	-	AC	1,527

Unconsolidated investment funds	FVPL	631	-	-	-	FVPL (designated)	631

Other investments	FVPL	3,464	(64)	-	-	FVPL (designated)	3,400

Other investments	AFS	13	(13)	-	-	FVOCI	-

Cash and cash equivalents	L&R	3,557	-	-	-	AC	3,557

Other financial assets and receivables	L&R	1,520	114	-	-	AC	1,634

Derivatives	FVPL	8,395	-	-	-	FVPL (mandatorily)	8,395

Total		86,169	103	(82)	(1,853)		84,336

Financial liabilities:

Investment contracts	AC	(12,179)	-	-	-	AC	(12,179)

Investment contracts	FVPL	(1,396)	-	-	-	FVPL (designated)	(1,396)

Long-term borrowings and group loans	AC	(5,227)	-	-	-	AC	(5,227)

Derivatives	FVPL	(9,239)	753	-	-	FVPL (mandatorily)	(8,486)

Other liabilities	AC	(1,663)	378	-	-	AC	(1,285)

Total		(29,704)	1,131	-	-		(28,573)

1	m: mandatorily; d: designated
From January 1, 2023, EUR 103 million has been reclassified out of financial assets, and EUR 1,131 million has been reclassified out of financial liabilities which moved in scope of IFRS 17 and classified and measured as (re)insurance contracts from January 1, 2022. Remeasurement impacts included the reversal of impairments of financial assets recognized under IAS 39 in amount of EUR 39 million and the recognition of expected credit losses of EUR 82 million in line with the impairment requirements of IFRS 9. An additional remeasurement loss of EUR 1,892 was the result of the designation of loans and receivables in (previously measured at amortized cost) to measurement at fair value through profit or loss.
Cashflow from discontinued operations

Amounts in EUR millions	2023	2022

Net cash inflow (outflow) from operating activities	(519)	4,646

Net cash inflow (outflow) from investing activities	(11)	(4)

Net cash inflow (outflow) from financing activities	(95)	(3,275)

Net cash inflow (outflow) from discontinued operations	(625)	1,367

 320  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 45

Held for sale assets and liabilities
The below table shows the assets held for sale and liabilities held for sale on July 4, 2023 and December 31, 2022.

Amounts in EUR millions	2023	2022

Assets

Cash and cash equivalents	4,460	5,085

Investments	72,345	71,991

Derivatives	8,107	8,395

Investments in joint ventures	382	382

Investments in associates	1,096	1,096

Reinsurance contract assets	395	365

Deferred tax assets	339	-

Other assets and receivables	1,216	1,185

Intangible assets	165	165

Total assets held for sale	88,505	88,664

Liabilities

Insurance contract liabilities	52,849	52,591

Investment contracts without discretionary participating features	13,239	13,575

Derivatives	7,700	8,486

Borrowings	5,333	5,227

Provisions	44	52

Defined benefit liabilities	2,412	2,462

Deferred tax liabilities	6	62

Other liabilities	1,951	1,510

Accruals	294	218

Total liabilities held for sale / disposal groups	83,828	84,183
Insurance contracts

Insurance contracts	Contracts not measured under the PAA	Contracts measured under the PAA	Total

Portfolios in an asset position	-	-	-

Portfolios in a liability position	52,215	633	52,849

Net balance, on June 30, 2023	52,215	633	52,849

Portfolios in an asset position	-	-	-

Portfolios in a liability position	52,037	554	52,591

Net balance, on December 31, 2022	52,037	554	52,591

Annual Report on Form 20-F 2023 | 321

About Aegon Governance and risk management Financial information Sustainability information

	Remaining coverage		Asset for Incurred claims
Insurance contracts PAA - by type	Excluding loss recovery component	Loss recovery component	Best estimate liability	Risk adjustment	Total

Opening assets	-	-	-	-	-

Opening liabilities	15	-	532	7	554

Net balance, on January 1, 2023	15	-	532	7	554

Insurance revenue	(167)	-	-	-	(167)

Incurred claims and other insurance service expenses	-	-	74	2	75

Amortization of insurance acquisition cash flows	4	-	-	-	4

Adjustments to liabilities for incurred claims	-	-	83	-	82

Insurance service expenses	4	-	156	2	162

Investment components	-	-	-	-	-

Insurance service result	(163)	-	156	2	(6)

Insurance finance (income) / expenses (P&L and OCI)	-	-	7	-	7

Cash flows	220	-	(143)	-	77

Net balance, on June 30, 2023	71	-	553	9	633

Closing assets	-	-	-	-	-

Closing liabilities	71	-	553	9	633

	Remaining coverage		Asset for Incurred claims
Insurance contracts PAA - by type	Excluding loss recovery component	Loss recovery component	Best estimate liability	Risk adjustment	Total

Opening assets	-	-	-	-	-

Opening liabilities	16	-	601	10	627

Net balance, on January 1, 2022	16	-	601	10	627

Insurance revenue	(330)	-	-	-	(330)

Incurred claims and other insurance service expenses	-	-	74	-	74

Adjustments to liabilities for incurred claims	-	-	235	(3)	233

Insurance service expenses	-	-	309	(3)	306

Investment components	-	-	-	-	-

Insurance service result	(330)	-	309	(3)	(24)

Insurance finance (income) / expenses (P&L and OCI)	-	-	(110)	-	(110)

Cash flows	329	-	(268)	-	61

Net balance, on December 31, 2022	15	-	532	7	554

Closing assets	-	-	-	-	-

Closing liabilities	15	-	532	7	554

 322  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 45

	Remaining coverage
Insurance contracts - by type	Excluding loss component	Loss component	Incurred claims	Total

Opening assets	-	-	-	-

Opening liabilities	51,983	54	-	52,037

Net balance, on January 1, 2023	51,983	54	-	52,037

Insurance revenue	(1,232)	-	-	(1,232)

Incurred claims and other insurance service expenses	-	(2)	1,159	1,156

Amortization of insurance acquisition cash flows	2	-	-	2

Losses (and reversal of losses) on onerous contracts	-	7	-	7

Insurance service expenses	2	5	1,159	1,166

Investment components	(313)	-	313	-

Insurance service result	(1,543)	5	1,471	(67)

Insurance finance (income) / expenses (P&L and OCI)	1,104	(1)	-	1,103

Cash flows	614	-	(1,471)	(858)

Net balance, on June 30, 2023	52,158	58	-	52,215

Closing assets	-	-	-	-

Closing liabilities	52,158	58	-	52,215

	Remaining coverage
Insurance contracts - by type	Excluding loss component	Loss component	Incurred claims	Total

Opening assets	-	-	-	-

Opening liabilities	71,041	-	-	71,041

Net balance, on January 1, 2022	71,041	-	-	71,041

Insurance revenue	(2,577)	-	-	(2,577)

Incurred claims and other insurance service expenses	-	(4)	2,316	2,311

Amortization of insurance acquisition cash flows	2	-	-	2

Losses (and reversal of losses) on onerous contracts	-	84	-	84

Insurance service expenses	2	79	2,316	2,397

Investment components	(736)	-	736	-

Insurance service result	(3,312)	79	3,052	(180)

Insurance finance (income) / expenses (P&L and OCI)	(16,770)	(26)	-	(16,796)

Cash flows	1,051	-	(3,052)	(2,001)

Contracts disposed during the period	(27)	-	-	(27)

	-	-	-	-

Net balance, on December 31, 2022	51,983	54	-	52,037

Closing assets	-	-	-	-

Closing liabilities	51,983	54	-	52,037

Annual Report on Form 20-F 2023 | 323

About Aegon Governance and risk management Financial information Sustainability information

Income tax
The income tax of Aegon the Netherlands is calculated against the enacted applicable tax rate and includes a one-time
tax charge of EUR 454 million related to the settlement of a tax position in connection with the transaction with a.s.r.
Fair value

	Carrying amount June 30, 2023	Total estimated fair value June 30, 2023

Assets

Mortgage loans - held at amortized cost	15,849	13,544

Private loans - held at amortized cost	389	393

Other loans - held at amortized cost	12	12

Liabilities

Borrowings – held at amortized cost	5,333	5,059

Investment contracts - held at amortized cost	11,736	11,448

	Carrying amount December 31, 2022	Total estimated fair value December 31, 2022

Assets

Mortgage loans - held at amortized cost	15,385	13,000

Private loans - held at amortized cost	500	446

Other loans - held at amortized cost	3	3

Liabilities

Borrowings – held at amortized cost	5,227	4,920

Investment contracts - held at amortized cost	12,179	11,826

Financial assets carried at fair value	On January 1, 2023	Total gains / losses in income statement	Purchases	Sales	On June 30, 2023	Total unrealized gains and losses for the period recorded in the P&L for instru- ments held on June 30, 2023

FVPL

Shares	1,378	(17)	190	(120)	1,431	(17)

Debt securities	98	1	-	(45)	53	1

Loans	18,175	26	965	(617)	18,549	26

Investments where the policyholder bears the risk	932	2	157	(451)	639	2

	20,583	11	1,312	(1,234)	20,672	11

Total financial assets measured at fair value	20,583	11	1,312	(1,234)	20,672	11

Financial liabilities carried at fair value

Investment contracts without DPF where the policyholder bears the risk	105	-	3	(19)	90	-

Derivatives	1	(1)	-	-	-	(1)

	106	-	3	(19)	90	-

 324  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 45

Financial assets carried at fair value	On January 1, 2022	Total gains / losses in income statement	Purchases	Sales	Transfers from levels I and II	Transfers to levels I and II	On December 31, 2022	Total unrealized gains and losses for the period recorded in the P&L for instruments held on December 31, 2022

FVPL

Shares	1,364	175	190	(350)	-	-	1,378	123

Debt securities	196	-	44	(3)	-	(140)	98	(7)

Loans	22,727	(4,529)	1,802	(1,825)	-	-	18,175	(4,529)

Investments where the policyholder bears the risk	572	(62)	(562)	982	2	-	932	(53)

	24,859	(4,415)	1,473	(1,196)	2	(140)	20,583	(4,466)

Total financial assets measured at fair value	24,859	(4,415)	1,473	(1,196)	2	(140)	20,583	(4,466)

Financial liabilities carried at fair value

Investment contracts without DPF where the policyholder bears the risk	(33)	(23)	(559)	721	1	-	105	(18)

Derivatives	3	(2)	-	-	-	-	1	(2)

Total financial liabilities measured at fair value	(31)	(25)	(559)	721	1	-	106	(19)
45.2 Aegon UK
On April 04, 2023, Aegon announced the sale of its UK individual protection book to Royal London. Under the terms of the agreement, Aegon UK will initially reinsure the portfolio to Royal London, followed by a Part VII transfer of the legal ownership of the individual protection book in 2024. The transfer is subject to court approval. Up to the close of the sale, the UK individual protection book is classified as held for sale.
As at 31 December 2023 the held for sale assets amount to EUR 432 million and consist of reinsurance contract assets. The held for sale liabilities as at 31 December 2023 amount to EUR 389 million and consist of insurance-, and reinsurance contract liabilities.
46 Comparative information 2021
The 2022 comparatives in this 2023 Annual Report on Form
20-F
have been restated due to the initial application of IFRS 9 and IFRS 17. The 2021 comparatives have not been restated for IFRS 9 and IFRS 17 (refer to note 2.1.2. Effects of initial adoption of IFRS 9 and IFRS 17). As IFRS 17 requires to restate one year of comparative information and the Annual Report on Form
20-F
requires for certain disclosure to disclose two years of comparative information, this note includes applicable 2021 disclosures based on IFRS 4 and IAS 39.
Notes to the consolidated financial statements
46.1 Material accounting policy information
46.1.1 Basis of presentation
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

Annual Report on For m 20-F 2023 | 325

About Aegon Governance and risk management Financial information Sustainability information

A reconcilliation between IFRS and
EU-IFRS
is included in the table below.

	Shareholders’ equity	Net result

	2021	2021

In accordance with IFRS	23,813	2,029

Adjustment of EU ‘IAS 39’ carve-out	632	(422)

Tax effect of the adjustment	(163)	93

Effect of the adjustment after tax	469	(328)

In accordance with EU-IFRS	24,282	1,701
46.1.2 Basis of consolidation
Subsidiaries
The consolidated financial statements include the financial statements of Aegon Ltd. and its subsidiaries. Subsidiaries (including consolidated structured entities) are entities over which Aegon has control. Aegon controls an entity when Aegon is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The assessment of control is based on the substance of the relationship between the Group and the entity and, among other things, considers existing and potential voting rights that are substantive. For a right to be substantive, the holder must have the practical ability to exercise that right.
The subsidiary’s assets, liabilities and contingent liabilities are measured at fair value on the acquisition date and are subsequently accounted for in accordance with the Group’s accounting policies, which is consistent with IFRS. Intra-group transactions, including Aegon Ltd. shares held by subsidiaries, which are recognized as treasury shares in equity, are eliminated.
Intra-group losses may indicate an impairment that requires recognition in the consolidated financial statements. Noncontrolling interests are initially stated at their share in the fair value of the net assets on the acquisition date and subsequently adjusted for the non-controlling
share in changes in the subsidiary’s equity.
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
Transactions with
non-controlling
interests
Transactions with
non-controlling
interests are accounted for as transactions with owners. Therefore, disposals to noncontrolling interests and acquisitions from non-controlling
interests, not resulting in losing or gaining control of the subsidiary are recorded in equity. Any difference between consideration paid or received and the proportionate share in net assets is accounted for in equity attributable to shareholders of Aegon Ltd.
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

 326  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 46

In determining whether Aegon has power over an investment fund all facts and circumstances are considered, including the following:
∎	Control structure of the asset manager (i.e. whether an Aegon subsidiary);
∎	The investment constraints posed by investment mandate;
∎	Legal rights held by the policyholder to the separate assets in the investment vehicle (e.g. policyholders could have the voting rights related to these investments);
∎	The governance structure, such as an independent Board of Directors, representing the policyholders, which has substantive rights (e.g. to elect or remove the asset manager); and
∎	Rights held by other parties (e.g. voting rights of policyholders that are substantive or not).
Exposure or rights to variability of returns can be the result of, for example:
∎	General account investment of Aegon;
∎	Aegon’s investments held for policyholder;
∎	Guarantees provided by Aegon on return of policyholders in specific investment vehicles;
∎	Fees dependent on fund value (including, but not limited to, asset management fees); and
∎	Fees dependent on performance of the fund (including, but not limited to, performance fees).
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

Annual Report on Form 20-F 2023 | 327

About Aegon Governance and risk management Financial information Sustainability information

Non-current
assets held for sale and disposal groups
Disposal groups are classified as held for sale if they are available for immediate sale in their present condition, subject only to the customary sales terms of such assets and disposal groups and their sale is considered highly probable. Management must be committed to the sale, which is expected to occur within one year from the date of classification as held for sale.
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
46.1.3 Foreign exchange translation
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
46.1.4 Segment reporting
Reporting segments and segment measures are explained and disclosed in note 46.3 Segment information.

 328  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 46

46.1.5 Offsetting of assets and liabilities
Financial assets and liabilities are offset in the statement of financial position when the Group has a legally enforceable right to offset and has the intention to settle the asset and liability on a net basis or simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterpart.
46.1.6 Intangible assets
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
The portion determined not to be recoverable is charged to the income statement. VOBA is considered in the liability adequacy test for each reporting period, for more details refer to 46.1.19.f Liability adequacy testing.
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

Annual Report on Form 20-F 2023 | 329

About Aegon Governance and risk management Financial information Sustainability information

An intangible asset is derecognized when it is disposed of or when no future economic benefits are expected from its use or disposal.
46.1.7 Investments
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

 330  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 46

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
46.1.8 Investments for account of policyholders
Investments held for account of policyholders consist of investments in financial assets as well as investments in real estate. Investment return on these assets is passed on to the policyholder. Also included are the assets held by consolidated

Annual Report on Form 20-F 2023 | 331

About Aegon Governance and risk management Financial information Sustainability information investment funds that are backing liabilities towards third parties. Investments for account of policyholders are valued at fair value through profit or loss.
46.1.9 Derivatives
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
Derivatives with positive values are reported as assets and derivatives with negative values are reported as liabilities. Derivatives for which the contractual obligation can only be settled by exchanging a fixed amount of cash for a fixed amount of Aegon Ltd. equity instruments are accounted for in shareholders’ equity.
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
Following the financial crisis, the reform and replacement of benchmark interest rates such as LIBOR and other interbank offered rates (‘IBORs’) has become a priority for global regulators. There is currently uncertainty around the timing and precise nature of these changes, in light of which the following assumptions have been made with respect to hedge accounting:
∎	When considering the ‘highly probable’ requirement, it is assumed that the current benchmark interest rate on which the hedged positions is based will not change as a result of IBOR reform.
∎	In assessing whether the hedge is expected to be ‘highly effective’ on a forward-looking basis, it is assumed that the current benchmark interest rate on which the cash flows of the hedged item and the derivative that hedges it are based is not altered as a result of the IBOR reform.
∎	Hedge accounting is not discontinued during the period of IBOR-related uncertainty solely because the retrospective effectiveness falls outside the required 80-125% range.
∎	The cash flows hedge reserve relating to the period after the IBOR reform is expected to take effect, is not recycled solely because cash flows are expected to change.
When the uncertainty arising from IBOR reform is no longer present with respect to the hedged risk or the timing and the amount of interest rate benchmark-based cash flows of the hedged item or of the hedging instrument, the hedge

 332  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 46

documentation is amended to reflect the changes required by IBOR reform (i.e. a change results directly from IBOR reform and occurs on an economically equivalent basis). For this purpose, the hedge designation is amended only to make one or more of the following changes:
∎	designating an alternative benchmark rate as the hedged risk;
∎	amending the description of the hedged item, including the description of the designated portion of the cash flows or fair value being hedged;
∎	amending the description of the hedging instrument; or
∎	amending the description of the method for assessing hedge effectiveness.
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
46.1.10 Investments in joint arrangements
In general, joint arrangements are contractual agreements whereby the Group undertakes, with other parties, an economic activity that is subject to joint control. Joint control exists when it is contractually agreed to share control over an economic activity. Joint control exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.
Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. Aegon has assessed the nature of its joint arrangements and determined them to be joint ventures. Joint ventures are accounted for using the equity method.

Annual Report on Form 20-F 2023 | 333

About Aegon Governance and risk management Financial information Sustainability information

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
Gains and losses on transactions between the Group and the joint ventures are eliminated to the extent of the Group’s interest in the entity, with the exception of losses that are evidence of impairment which are recognized immediately. Own equity instruments of Aegon Ltd. that are held by the joint venture are not eliminated.
On disposal of an interest in a joint venture, the difference between the net proceeds and the carrying amount is recognized in the income statement and gains and losses previously recorded directly in the revaluation reserve are reversed and recorded through the income statement.
46.1.11 Investments in associates
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
Gains and losses on transactions between the Group and the associate are eliminated to the extent of the Group’s interest in the entity, with the exception of losses that are evidence of impairment which are recognized immediately. Own equity instruments of Aegon Ltd. that are held by the associate are not eliminated.
On disposal of an interest in an associate, the difference between the net proceeds and the carrying amount is recognized in the income statement and gains and losses previously recorded directly in the revaluation reserve are reversed and recorded through the income statement.
46.1.12 Reinsurance assets
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

 334  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 46

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
46.1.13 Deferred expenses
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

Annual Report on Form 20-F 2023 | 335

About Aegon Governance and risk management Financial information Sustainability information

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
46.1.14 Other assets and receivables
Other assets include trade and other receivables, prepaid expenses, equipment and real estate held for own use. Trade and other receivables are initially recognized at fair value and are subsequently measured at amortized cost. Equipment is initially carried at cost, depreciated on a straight line basis over its useful life to its residual value and is subject to impairment testing. The accounting for real estate held for own use is described in note 46.1.7 Investments.
46.1.15 Cash and cash equivalents
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
46.1.16 Impairment of assets
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
Impairment losses are charged to other comprehensive income to the extent that they offset a previously recorded revaluation reserve relating to the same item. Any further losses are recognized directly in the income statement. Impairment of deferred policy acquisition costs is included in note 46.13 Impairment charges/(reversals).
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

 336  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 46

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
46.1.17 Equity
Financial instruments that are issued by the Group are classified as equity if they represent a residual interest in the assets of the Group after deducting all of its liabilities and the Group has an unconditional right to avoid delivering cash or another financial asset to settle its contractual obligation. In addition to common shares, the Group has issued perpetual securities. Perpetual securities have no final maturity date, repayment is at the discretion of Aegon and for junior perpetual

Annual Report on Form 20-F 2023 | 337

About Aegon Governance and risk management Financial information Sustainability information capital securities, Aegon has the option to defer coupon payments at its discretion. The perpetual capital securities are classified as equity rather than debt, are measured at par and those that are denominated in US dollars are translated into euro using historical exchange rates.
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
Treasury shares are shares issued by Aegon Ltd. that are held by Aegon, one of its subsidiaries or by another entity controlled by Aegon. Treasury shares are deducted from Group equity, regardless of the objective of the transaction. No gain or loss is recognized in the income statement on the purchase, sale, issue or cancellation of the instruments. If sold, the difference between the carrying amount and the proceeds is reflected in retained earnings. The consideration paid or received is recognized directly in shareholders’ equity. All treasury shares are eliminated in the calculation of earnings per share and dividend per common share.
46.1.18 Trust pass-through securities and (subordinated) borrowings
A financial instrument issued by the Group is classified as a liability if the contractual obligation must be settled in cash or another financial asset or through the exchange of financial assets and liabilities at potentially unfavorable conditions for the Group.
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
Subordinated borrowings include the liability component of
non-cumulative
subordinated notes. These notes are identified as a compound instrument due to the nature of this financial instrument. Compound instruments are separated into equity components and liability components. The liability component for the non-cumulative
subordinated notes is related to the redemption amount. For further information on the accounting policy of the non-cumulative
subordinated notes refer to note 46.1.17 Equity.
46.1.19 Insurance contracts
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

 338  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 46

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
In establishing the liability, guaranteed minimum benefits issued to the policyholder are measured as described in note 46.1.19.c Embedded derivatives or, if bifurcated from the host contract, as described in note 46.1.9 Derivatives.
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

Annual Report on Form 20-F 2023 | 339

About Aegon Governance and risk management Financial information Sustainability information

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

 340  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 46

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
46.1.20 Investment contracts
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

Annual Report on Form 20-F 2023 | 341

About Aegon Governance and risk management Financial information Sustainability information

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
Investment contracts for account of policyholders are designated at fair value through profit or loss. Contracts with unit denominated payments are measured at current unit values, which reflect the fair values of the assets of the fund.
For unit-linked contracts without discretionary participation features and subject to actuarial funding, the Group recognizes a liability at the funded amount of the units. The difference between the gross value of the units and the funded value is treated as an initial fee paid by the policyholder for future asset management services and recognized as a deferred revenue liability, refer to note 46.1.23 Deferred gains.
46.1.21 Provisions
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
46.1.22 Assets and liabilities relating to employee benefits
a. Short-term employee benefits
A liability is recognized for the undiscounted amount of short-term employee benefits expected to be settled within one year after the end of the period in which the service was rendered. Accumulating short-term absences are recognized over the period in which the service is provided. Benefits that are not service-related are recognized when the event that gives rise to the obligation occurs.

 342  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 46

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
Profit or loss recognition
The cost of the defined benefit plans are determined at the beginning of the year and comprise the following components:
∎	Current year service cost which is recognized in profit or loss; and
∎	Net interest on the net defined benefit liability (asset) which is recognized in profit or loss.
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
Remeasurements of the net defined benefit liability (asset) comprise of:
∎	Actuarial gains and losses;
∎	The return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset); and
∎	Any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset).
Past service cost and gains or losses on settlements
Past service cost is the change in the present value of the defined benefit obligation for employee service, resulting from a plan amendment or curtailment.
Gains or losses on curtailments or settlements of a defined benefit plan comprise of the difference between:
∎	The present value of the defined benefit obligation being settled, as determined on the date of settlement; and
∎	The settlement price, including any plan assets transferred and any payments made directly by Aegon in connection with the settlement.

Annual Report on Form 20-F 2023 | 343

About Aegon Governance and risk management Financial information Sustainability information

Aegon recognizes (in the income statement) gains or losses on the curtailment or settlement of a defined benefit plan when the curtailment or settlement occurs.
c. Share-based payments
The Group has issued share-based plans that allow selected employees to receive Aegon Ltd common shares, subject to pre-defined
conditions such as the grant price of the shares and (business and personal) performance criteria. The number of shares that will vest may partly depend on Aegon’s relative total shareholder return in comparison with a peer group.
The expenses recognized for these plans are based on the fair value on the grant date of the shares. The fair value is measured at the market price of Aegon Ltd. common shares, adjusted to take into account the non-vesting
and market conditions upon which the shares were granted. For example, where the employee is not allowed to receive dividends during the vesting period, this factor is taken into account when estimating the fair value of the shares granted. For the determination of factors such as expected dividends, market observable data has been considered. In addition, where the relative total shareholder return is included in the performance criteria, this factor represents a market condition and hence is taken into account when estimating the fair value of the shares granted.
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
46.1.23 Deferred gains
Initial fees and
front-end
loadings paid by policyholders and other clients for future investment management services related to investment contracts without discretionary participation features are deferred and recognized as revenue when the related services are rendered.
46.1.24 Taxation
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

 344  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 46

46.1.25 Contingent assets and liabilities
Contingent assets are disclosed in the notes if the inflow of economic benefits is probable, but not virtually certain. When the inflow of economic benefits becomes virtually certain, the asset is no longer contingent and its recognition is appropriate.
A provision is recognized for present legal or constructive obligations arising from past events, when it is probable that it will result in an outflow of economic benefits and the amount can be reliably estimated. If the outflow of economic benefits is not probable, a contingent liability is disclosed, unless the possibility of an outflow of economic benefits is remote.
46.1.26 Premium income
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
46.1.27 Investment income
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
46.1.28 Fee and commission income
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
46.1.29 Policyholder claims and benefits
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

Annual Report on Form 20-F 2023 | 345

About Aegon Governance and risk management Financial information Sustainability information

46.1.30 Results from financial transactions
Results from financial transactions include:
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
Net fair value change on for account of policyholder financial assets at fair value through profit or loss
Net fair value change on for account of policyholder financial assets at fair value through profit or loss includes fair value movements of investments held for account of policyholders (refer to note 46.1.8 Investments for account of policyholders). The net fair value change does not include interest or dividend income.
Other
In addition, results from financial transactions include gains/losses on real estate (general account and account of policyholders), net foreign currency gains/(losses) and net fair value change on borrowings and other financial liabilities and realized gains on repurchased debt.
46.1.31 Impairment charges/(reversals)
Impairment charges and reversals include impairments and reversals on investments in financial assets, impairments and reversals on the valuation of insurance assets and other non-financial
assets and receivables. Impairment of deferred policy acquisition costs is included in note 46.13 Impairment charges/ (reversals).
46.1.32 Interest charges and related fees
Interest charges and related fees includes interest expense on trust pass-through securities and other borrowings. Interest expense on trust pass-through securities and other borrowings carried at amortized cost is recognized in profit or loss using the effective interest method.
46.1.33 Leases
As a lessee
The Group recognizes a
right-of-use
asset and a lease liability at the lease commencement date. The right-of-use
asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The right-of-use
asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use
asset or the end of the lease term. The estimated useful lives of right-of use assets are determined on the same basis as those of real estate and equipment. In addition, the right-of-use
asset is periodically reduced by impairment losses (using the same rate to measure the lease liability), if any, and adjusted for certain remeasurements of the lease liability.
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

 346  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 46

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
46.1.34 Events after the reporting period
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
46.2 Financial risks
Currency exchange rate risk
Information on Aegon’s historical net result and shareholders’ equity in functional currency are shown in the table below.

2021
Net result

Americas (in USD)	1,195

United Kingdom (in GBP)	104

Equity in functional currency

Americas (in USD)	18,324

United Kingdom (in GBP)	1,260
46.3 Segment information
Performance Measure
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
Certain assets held by Aegon are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as investments in hedge funds, private equities, real estate (limited partnerships), convertible bonds and structured products. Operating result exclude any over- or underperformance compared to management’s best estimate investment return on assets. Based on current holdings and asset returns, the long term expected return on an annual basis is
3-10%,
depending on asset class, including cash income and market value changes. The expected earnings from these asset classes are net of deferred policy acquisition costs (DPAC) where applicable.
In addition, certain products offered by Aegon Americas contain guarantees and are reported on a fair value basis and include the total return annuities and guarantees on variable annuities. The earnings on these products are impacted

Annual Report on Form 20-F 2023 | 347

About Aegon Governance and risk management Financial information Sustainability information by movements in equity markets and risk-free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings.
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
non-operating
result.
Other income or charges
Other income or charges includes the following:
∎	Items which cannot be directly allocated to a specific line of business;
∎	The impact of actuarial and economic assumption and model updates used to support calculations of our liabilities for insurance and investment contracts sold to policyholders and related assets; and
∎	Items that are outside the normal course of business, including restructuring charges
In the Consolidated income statement, the restructuring charges are included in operating expenses. Actuarial assumption and model updates are recorded in ‘Policyholder claims and benefits’ in the Consolidated income statement.

 348  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 46

The following table presents Aegon’s segment results:

Income statement - Operating result	Americas	The Nether- lands	United Kingdom	International	Asset Manage- ment	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consoli- dated

2021

Operating result	790	755	184	143	253	(218)	(1)	1,906	42	1,948

Fair value items	698	221	(62)	(18)	(1)	12	3	854	(123)	730

Realized gains / (losses) on investments	313	118	10	2	2	1	-	446	(9)	437

Impairment charges	(19)	(19)	-	-	(1)	(11)	-	(49)	(0)	(49)

Impairment reversals	33	59	-	1	-	8	-	101	-	101

Non-operating items	1,025	378	(51)	(15)	-	11	3	1,352	(132)	1,220

Other income / (charges)	(667)	(23)	1	65	(18)	(138)	-	(780)	12	(768)

Result before tax	1,149	1,110	134	193	235	(344)	2	2,478	(78)	2,400

Income tax (expense) / benefit	(137)	(276)	(12)	(36)	(65)	77	-	(449)	78	(371)

Net result	1,012	833	122	157	170	(267)	2	2,029	-	2,029

Inter-segment operating result	(20)	(95)	(96)	(31)	191	51

Revenues 2021

Life insurance gross premiums	6,917	1,323	4,613	1,372	-	-	-	14,225	(825)	13,400

Accident and health insurance	1,273	254	3	179	-	-	-	1,709	(67)	1,643

General insurance	-	136	-	432	-	-	-	569	(168)	401

Total gross premiums	8,190	1,713	4,616	1,984	-	-	-	16,504	(1,060)	15,444

Investment income	2,909	2,088	1,691	361	12	242	(261)	7,042	(75)	6,967

Fee and commission income	1,920	300	223	59	800	-	(183)	3,120	(335)	2,785

Other revenues	-	-	-	14	2	12	-	27	(15)	13

Total revenues	13,019	4,101	6,531	2,418	814	254	(444)	26,693	(1,484)	25,209

Inter-segment revenues	1	14	-	-	182	247
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

Annual Report on Form 20-F 2023 | 349

About Aegon Governance and risk management Financial information Sustainability information

Presentation Non-Operating result	Note	2021

Result before tax from continuing operations		1,164

Result before tax from discontinued operations	46.22	1,237

Impairment loss on remeasurement of disposal group	46.22	-

Result before tax from continuing operations and discontinued operations		2,400

Elimination of share in earnings of joint ventures and associates		(42)

Premium income	46.4	5

Rental income	46.5	71

Dividend income	46.5	(76)

Fee and commission income	46.6	(30)

Recovered claims and benefits	46.7	31

Change in valuation of reinsurance ceded	46.7	43

Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives	46.8	4

Net fair value change on borrowings and other financial liabilities	46.8	13

Realized gains and losses on financial investments	46.8	(463)

Gains and (losses) on investments in real estate	46.8	(253)

Net fair value change of derivatives	46.8	471

Other income	46.9	(77)

Benefits and claims paid life	46.10	217

Change in valuation of liabilities for insurance contracts	46.10	(994)

Change in valuation of liabilities for investment contracts	46.10	8

Policyholder claims and benefits - Other	46.10	(38)

Commissions and expenses	46.12	715

Impairment (charges) reversals	46.13	(53)

Interest charges and related fees	46.14	-

Other charges	46.15	37

Results of CEE businesses which were previously reported in operating results		(85)
Operating result		1,906

∎	Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives is reported as part of the respective line in note 46.8 and reflects the over- or underperformance of investments and guarantees held at fair value for which the expected long-term return is included in operating result.
∎	Net fair value change of derivatives is reported as part of the respective line in note 46.8 and includes: 1) the over- or underperformance of derivatives of EUR 8 million loss for which the expected long-term return is included in operating result; 2) Net fair value change on economic hedges where no hedge accounting is applied of EUR 466 million loss; 3) Ineffective portion of hedge transactions to which hedge accounting is applied of EUR 2 million gain.
∎	Net foreign currency gains and (losses) are reported as part of the respective line in note 46.8.
∎	Benefits and claims paid life relate to the lump-sum buy-out program for certain variable annuities in the Americas and is reported as part of the respective line in note 46.10.
∎	Change in valuation of liabilities for insurance contracts is reported as part of the respective line in note 46.10.
∎	Change in valuation of liabilities for investment contracts is reported as part of the respective line in note 46.10.
∎	Policyholder claims and benefits - Other are reported as part of the ‘Other’ line in note 46.10 and is related to policyholder tax.
∎	Commissions and expenses include: 1) Restructuring charges of EUR 240 million charge which are reported as part of Employee and Administration expenses lines in note 46.12; 2) Amortization of deferred expenses of EUR 260 million income which is reported as part of the respective line in note 46.12. This is offset against realized gains and losses and impairments on financial investments; 3) Amortization of VOBA and future servicing rights of EUR 87 million charge which is reported as part of the respective line in note 46.12. Commissions and expenses include a DPAC/VOBA fair value adjustment of EUR 51 million).
∎	Impairment (charges) reversals include: 1) Impairment charges and reversals on financial assets, excluding receivables of EUR 45 million reversal, as shown in note 46.13; 2) Impairment charges and reversals on non-financial
assets and receivables of EUR 60 million charge reported as part of the respective line in note 46.13.
∎	There are no interest charges and related fees that are classified for segment reporting purposes as non-operating result.

 350  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 46

Impact from assumption and model update
The 2021 assumption changes and model updates resulted in a negative impact of EUR 298 million and mainly relates to Aegon’s businesses in the Americas and the Netherlands. Assumption changes and model updates in the Americas led to a net negative impact of EUR 250 million. This mainly reflects a charge of EUR 123 million related to an update of the minimum surrender rate assumption for variable annuities with guaranteed lifetime withdrawal benefits from 2% to 1.5% to reflect latest portfolio and industry experience. Assumption changes and model updates in the Netherlands led to a negative impact of EUR 52 million, mainly related to adverse impacts from a more granular modeling driven by the conversion of the administration of defined benefit pensions to TKP. This was partly offset by the favorable impact of model updates relating to interest guarantees and indexation assumptions for certain pension products.

Other selected income statement items	Americas	The Netherlands	United Kingdom	International	Asset Management	Holding and other activities	Total
2021

Amortization of deferred expenses, VOBA and future servicing rights	929	-	113	61	-	-	1,103

Depreciation	56	20	6	15	2	1	99

Impairment charges / (reversals) on financial assets, excluding receivables	(23)	(14)	-	-	-	(8)	(45)

Impairment charges / (reversals) on non-financial assets and receivables	37	12	-	-	1	11	60
46.4 Premium income and premium paid to reinsurers

2021

Life insurance	12,077

Non-life insurance	1,654

Total premium income	13,731

Accident and health insurance	1,389

General insurance	265

Non-life insurance premium income	1,654

2021

Life insurance	3,292

Non-life insurance	126

Total premiums paid to reinsurers	3,418

Accident and health insurance	118

General insurance	8

Non-life insurance premiums paid to reinsurers	126
46.5 Investment income

2021

Interest income	3,536

Dividend income	1,327

Rental income	29

Total investment income	4,893

Interest income accrued on impaired financial assets	53

Interest income on financial assets that are not carried at Fair value through profit or loss	3,047
Lease income is included within rental income.

Annual Report on Form 20-F 2023 | 351

About Aegon Governance and risk management Financial information Sustainability information

Total investment income from:	2021

Shares	1,327

Debt securities and money market instruments	2,970

Loans	499

Real estate	29

Other	68

Total	4,893

Investment income is split into:	2021

Investment income related to general account	3,249

Investment income for account of policyholders	1,644

Total	4,893
Investment income from financial assets held for general account:

Available-for-sale	2,674

Loans	499

Financial assets designated at fair value through profit or loss	97

Real estate	(1)

Derivatives	(4)

Other	(15)

Total	3,249
46.6 Fee and commission income

2021

Fee income from asset management	1,647

Commission income	640

Other	168

Total fee and commission income	2,454

Included in fee and commission income:

Fees on trust and fiduciary activities	259
46.7 Income from reinsurance ceded

2021

Recovered claims and benefits	3,377

Change in technical provisions	738

Commissions	147

Amortization charges	2

Total	4,263
46.8 Result from financial transactions

Results from financial transactions comprise:	2021

Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives	807

Realized gains and (losses) on financial investments	392

Gains and (losses) on investments in real estate	-

Net fair value change of derivatives	761

Net fair value change on account of policyholder financial assets at fair value through profit or loss	22,539

Net fair value change on investments in real estate for account of policyholders	46

Net foreign currency gains and (losses)	182

Net fair value change on borrowings and other financial liabilities	(13)

Total	24,715

 352  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 46

Net fair value change of general account financial investments at fair value through profit or loss, other than derivatives comprise:	2021

Shares	27

Debt securities and money market investments	(26)

Other	807

Total	807
Other mainly includes net fair value changes of limited partnerships such as hedge and private equity funds.

Realized gains and losses on financial investments comprise:	2021

Shares	16

Debt securities and money market investments	281

Loans	125

Other	(30)

Total	392

Realized gains and losses on financial investments comprise:	2021

Available-for-sale investments	268

Loans	125

Total	392

Net fair value change of derivatives comprise:	2021

Net fair value change on economic hedges where no hedge accounting is applied	(265)

Net fair value change on bifurcated embedded derivatives	1,023

Ineffective portion of hedge transactions to which hedge accounting is applied	4

Total	761

The ineffective portion of hedge transactions to which hedge accounting is applied comprises:	2021

Fair value change on hedging instruments in a fair value hedge	(3)

Fair value change on hedged items in a fair value hedge	6

Ineffectiveness fair value hedge	3

Ineffectiveness cash flow hedges	1

Total	4

Net fair value change on for account of policyholder financial assets at fair value through profit or loss comprise:	2021

Shares	2,661

Debt securities and money market investments	(557)

Unconsolidated investment funds	20,833

Derivatives	(398)

Total	22,539

Net fair value change on borrowings and other financial liabilities	2021

Borrowings	-

Other financial liabilities	(13)

Total	(13)

Annual Report on Form 20-F 2023 | 353

About Aegon Governance and risk management Financial information Sustainability information

46.9 Other income

2021

Other income	49
Other income in 2021 includes a gain of EUR 38 million related to the sale of a small-sized
Individual Retirement Account (IRA) portfolio to a third party.
46.10 Policyholder claims and benefits

2021

Benefits and claims paid life	16,971

Benefits and claims paid non-life	1,240

Change in valuation of liabilities for insurance contracts	19,504

Change in valuation of liabilities for investment contracts	2,420

Other	(38)

Total	40,097
Policyholder claims and benefits includes claims and benefits in excess of account value for products for which deposit accounting is applied and the change in valuation of liabilities for insurance and investment contracts. The lines ‘‘Change in valuation of liabilities for insurance contracts’’ and ‘‘Change in valuation of liabilities for investment contracts’’ reflect movements in technical provisions resulting from “Net fair value change on for account of policyholder financial assets at fair value through profit or loss” included in this note (refer to 46.8 Results from financial transactions) of EUR 22,539 million positive. In addition, the line ‘‘Change in valuation of liabilities for insurance contracts’’ includes an increase of technical provisions for life insurance contracts of EUR 863 million.
46.11 Profit sharing and rebates

2021

Surplus interest bonuses	1

Profit appropriated to policyholders	7

Total	8
46.12 Commissions and expenses

2021

Commissions	2,539

Employee expenses	1,511

Administration expenses	1,294

Deferred expenses	(1,160)

Amortization of deferred expenses	933

Amortization of VOBA and future servicing rights	171

Total	5,286

Included in administration expenses:

Depreciation of equipment, software and real estate held for own use	80

 354  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 46

Employee expenses	2021

Salaries	1,092

Post-employment benefit costs	126

Social security charges	100

Other personnel costs	150

Shares	43

Total	1,511

Included in employee expenses:

Defined contribution expenses	35
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
46.13 Impairment charges / (reversals)

Impairment charges / (reversals) comprise:	2021

Impairment charges on financial assets, excluding receivables	11

Impairment reversals on financial assets, excluding receivables	(42)

Impairment charges and reversals on non-financial assets and receivables	48

Total	16

Impairment charges on financial assets, excluding receivables, from:	2021

Shares	1

Debt securities and money market instruments	9

Loans	-

Total	11

Impairment reversals on financial assets, excluding receivables, from:	2021

Shares	(8)

Debt securities and money market instruments	(30)

Loans	(0)

Other	(4)

Total	(42)
46.14 Interest charges and related fees

2021

Subordinated loans	110

Trust pass-through securities	8

Borrowings	65

Other	64

Total	246

Included in interest charges and related fees:
Interest charges accrued on financial liabilities not carried at fair value through profit or loss	121
Other includes interest charges on short term borrowings and bank fees.

Annual Report on Form 20-F 2023 | 355

About Aegon Governance and risk management Financial information Sustainability information

46.15 Other charges

2021

Other charges	101
Other charges in 2021 are mainly related to settlements of certain universal life policies in the US.
46.16 Income tax

2021

Current tax

Current year	(18)

Adjustments to prior years	(6)
(24)

Deferred tax

Origination / (reversal) of temporary differences	163

Changes in tax rates / bases	(39)

Changes in deferred tax assets as a result of recognition / write off of previously not recognized / recognized tax losses, tax credits and deductible temporary differences	(5)

Non-recognition of deferred tax assets	9

Adjustments to prior years	(9)

119

Income tax for the period (income) / charge	95

Reconciliation between standard and effective income tax:	2021

Result before tax from continuing operations	1,164

Income tax calculated using weighted average applicable statutory tax rates	231

Difference due to the effects of:

Non-taxable income	(57)

Non-tax deductible expenses	21

Changes in tax rate/base	(39)

Different tax rates on overseas earnings	-

Tax credits	(48)

Other taxes	38

Adjustments to prior years	(15)

Change in uncertain tax positions	(16)

Changes in deferred tax assets as a result of recognition / write off of previously not recognized / recognized tax losses, tax credits and deductible temporary differences	(5)

Non-recognition of deferred tax assets	9

Tax effect of (profit) / losses from joint ventures and associates	(18)

Other	(5)

(136)

Income tax for the period (result) / charge	95
The weighted average applicable statutory tax rate for 2021 is 19.9%.
Non-taxable
income in 2021 is comprised of the regular
non-taxable
items such as the dividend received deduction in the United States and the participation exemption in the Netherlands.
In the Netherlands, the enacted corporate income tax rate increased from 25% to 25.8% as from January 1, 2022 which resulted in a favorable tax rate impact in 2021.

 356  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 46

Tax credits mainly include tax benefits from United States investments that provide affordable housing to individuals and families that meet median household income requirements.
In 2021, changes in uncertain tax positions relate to a partial release of certain reassessed tax provisions in the United States.
The following tables present income tax related to components of other comprehensive income and retained earnings.

2021

Items that will not be reclassified to profit and loss:

Changes in revaluation reserve real estate held for own use	1

Remeasurements of defined benefit plans	(78)

(77)

Items that may be reclassified subsequently to profit and loss:

(Gains) / losses on revaluation of available-for-sale investments	269

(Gains) / losses transferred to the income statement on disposal and impairment of available-for-sale investments	71

Changes in cash flow hedging reserve	47

Movement in foreign currency translation and net foreign investment hedging reserve	3

390
Total income tax related to components of other comprehensive income	313

2021

Income tax related to equity instruments and other

Income tax related to equity instruments	13

Other	3
Total income tax recognized directly in retained earnings	16

Annual Report on Form 20-F 2023 | 357

About Aegon Governance and risk management Financial information Sustainability information

46.17 Earnings per share
Basic earnings per share
Basic earnings per share is calculated by dividing the net result attributable to owners, after deduction of coupons on perpetual securities and non-cumulative
subordinated notes by the weighted average number of common shares, excluding common shares purchased by the Company and held as treasury shares.

2021
Continuing and discontinued operations

Net result attributable to owners of Aegon Ltd from continuing and discontinued operations	1,980

Coupons on perpetual securities	(39)

Net result attributable to owners for basic earnings per share calculation from continuing and discontinued operations	1,941

Net result attributable to common shareholders from continuing and discontinued operations	1,928

Net result attributable to common shareholders B from continuing and discontinued operations	13

Weighted average number of common shares outstanding (in million)	2,043

Weighted average number of common shares B outstanding (in million)	559

Basic earnings per common share (EUR per share) from continuing and discontinued operations	0.94

Basic earnings per common share B (EUR per share) from continuing and discontinued operations	0.02

Continuing operations

Net result attributable to owners of Aegon Ltd from continuing operations	1,019

Coupons on perpetual securities	(39)

Net result attributable to owners for basic earnings per share calculation from continuing operations	981

Net result attributable to common shareholders from continuing operations	974

Net result attributable to common shareholders B from continuing operations	7

Weighted average number of common shares outstanding (in million)	2,043

Weighted average number of common shares B outstanding (in million)	559

Basic earnings per common share (EUR per share) from continuing operations	0.48

Basic earnings per common share B (EUR per share) from continuing operations	0.01

Discontinued operations

Net result attributable to owners of Aegon Ltd from discontinued operations	960

Coupons on perpetual securities	-

Net result attributable to owners for basic earnings per share calculation from discontinued operations	960

Net result attributable to common shareholders from discontinued operations	954

Net result attributable to common shareholders B from discontinued operations	7

Weighted average number of common shares outstanding (in million)	2,043

Weighted average number of common shares B outstanding (in million)	559

Basic earnings per common share (EUR per share) from discontinued operations	0.47

Basic earnings per common share B (EUR per share) from discontinued operations	0.01
46.18 Derivatives
Derivatives designated as fair value hedges
For the years ended December 31, 2021, the gains and (losses) related to the ineffectiveness portion of designated fair value hedges Aegon recognized are as follows:

2021

Gains (losses) related to the ineffectiveness portion of designated fair value hedges	3

 358  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 46

Derivatives designated as cash flow hedges

Hedge ineffectiveness and reclassification of gains (losses)	2021

Hedge ineffectiveness on cash flow hedges	1

Gains (losses) reclassified from equity into the income statement	(38)

Expected deferred gain (loss) to be reclassified from equity into net result during the next 12 months	113
46.19 Shareholders’ equity

	Note	2021

Share capital – par value		321

Share premium		7,033

Total share capital		7,354

Retained earnings		12,166

Treasury shares		(273)

Total retained earnings		11,892

Revaluation reserves	46.19.1	6,442

Remeasurement of defined benefit plans	46.19.2	(2,199)

Other reserves	46.19.3	325

Total shareholders’ equity		23,813
46.19.1 Revaluation reserves

	Available-for-sale investments	Real estate held for own use	Cash flow hedging reserve	Total

At January 1, 2021	6,248	35	1,197	7,480

Gross revaluation	(3,930)	(4)	(122)	(4,057)

Shadow accounting adjustment	2,759	-	-	2,759

Net (gains) / losses transferred to income statement	(450)	-	(106)	(556)

Foreign currency translation differences	362	1	84	447

Tax effect	322	1	47	370

Other	(1)	-	-	(1)

At December 31, 2021	5,309	32	1,100	6,442
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
The closing balances of the revaluation reserve for
available-for-sale
investments relate to the following instruments:

2021

Shares	49

Debt securities	5,276

Other	(15)

Revaluation reserve for available-for-sale investments	5,309
The cash flow hedging reserve includes (un)realized gains and losses on the effective portions of hedging instruments, net of tax. The amounts are recognized in the income statement at the moment of realization of the hedged position to offset the gain or loss from the hedged cash flow. No amounts have been released from equity to be included in the initial measurement of non-financial
assets or liabilities.

Annual Report on Form 20-F 2023 | 359

About Aegon Governance and risk management Financial information Sustainability information

46.19.2 Remeasurement of defined benefit plans

2021

At January 1	(2,534)

Remeasurements of defined benefit plans	501

Tax effect	(102)

Net exchange differences	(65)

At December 31, 2021	(2,199)
46.19.3 Other reserves

	Foreign currency translation reserve	Net foreign investment hedging reserve	Equity movements of joint ventures and associates	Total

At January 1, 2021	(403)	(199)	48	(554)

Movement in foreign currency translation and net foreign investment hedging reserves	1,013	(165)	-	848

Disposal of a business	10	(2)	-	8

Tax effect	(24)	27	-	3

Equity movements of joint ventures	-	-	25	25

Equity movements of associates	-	-	(6)	(6)

At December 31, 2021	596	(338)	67	325
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
46.20 Companies and businesses aquired and divested
Companies and businesses acquired
2021
There were no significant acquisitions in 2021
Companies and businesses divested
2021
On February 28, 2021, Aegon successfully completed the divestment of Stonebridge, a
UK-based
provider of accident insurance products to Global Premium Holdings group, part of Embignell group. Under the terms of the agreement, Aegon sold Stonebridge for a consideration of approximately GBP 60 million (EUR 65 million), consisting of the purchase price and dividends related to the transaction. This excludes a contingent consideration of up to GBP 10 million. The transaction had no material impact on Aegon’s capital position and results

 360  |  Annual Report on Form 20-F 2023

Notes to the consolidated financial statements Note 46

46.21 Related party transactions

2021

Board of Directors 1)	0.9

CEO Meeting	4.9

Key Management	27.5

- In fixed compensation	16.8

- In cash based variable compensation	3.6

- In share based variable compensation	3.2

- In pension contributions	2.8

- In other benefits	1.1

1
Based on a Decree of the Dutch State Secretary of Finance which came into force as from May 7, 2021, the Board of Directors fees were not subject to Dutch VAT anymore, retroactively as from June 13, 2019. Therefore, Aegon has not paid Dutch VAT anymore on the fees of the Board of Directors Members as from Q2 2021. Additionally, Aegon reclaimed VAT for the period Q1 2020 - Q1 2021, except for its Board of Directors members based in the Netherlands for practical reasons.

46.22 Discontinued operations

Amounts in EUR millions	2021

Discontinued operations

Premium income	1,713

Investment income	2,074

Fee and commission income	331

Other revenues	-

Total revenues	4,118

Income from reinsurance ceded	26

Results from financial transactions	(444)

Other income	27

Total income	3,727

Premiums paid to reinsurers	99

Policyholder claims and benefits	1,755

Profit sharing and rebates	7

Commissions and expenses	698

Impairment charges / (reversals)	(2)

Interest charges and related fees	89

Other charges	3

Total charges	2,649

Result from discontinued operations before share in profit / (loss) of joint ventures, associates and tax	1,078

Share in profit / (loss) of joint ventures	33

Share in profit / (loss) of associates	127

Result before tax from discontinued operations	1,237

Income tax (expense) / benefit	(276)

Result after tax from discontinued operations	960

Impairment loss on remeasurement of the disposal group	-

Net result from discontinued operations after remeasurement	960

Annual Report on Form 20-F 2023 | 361

About Aegon Governance and risk management Financial information Sustainability information

Amounts in EUR millions	2021

Net result from discontinued operations	960

Items that will not be reclassified to profit or loss:

Changes in revaluation reserve real estate held for own use	1

Remeasurements of defined benefit plans	156

Income tax relating to items that will not be reclassified	(24)

Items that may be reclassified subsequently to profit or loss:

Gains / (losses) on revaluation of available-for-sale investments	155

(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	(114)

Equity movements of joint ventures	-

Equity movements of associates	(1)

Income tax relating to items that may be reclassified	(18)

Other	1

Total other comprehensive income / (loss) from discontinued operations	156

Total comprehensive income / (loss) from discontinued operations	1,117

Amounts in EUR millions	2021

Net cash inflow (outflow) from operating activities	(167)

Net cash inflow (outflow) from investing activities	31

Net cash inflow (outflow) from financing activities	(1,835)

Net cash inflow (outflow) from discontinued operations	(1,972)
46.23 Other financial information
Schedules to the financial statements
Schedule III
Supplementary insurance information

Segment Amounts in EUR million	Deferred policy acquisition costs	Future policy benefits	Unearned premiums	Other policy claims and benefits	Premium revenue

2021

Americas	8,648	192,099	6,335	1,934	8,190

The Netherlands	235	67,226	50	1,019	1,713

United Kingdom	796	111,458	-	-	4,616

International	391	9,735	163	110	924

Holding and other activities	-	-	-	-	-

Eliminations	-	(1,611)	-	-	-

Total	10,070	378,907	6,548	3,062	15,444

Amounts in EUR million	Net investment income	Benefits, claims and losses	Amortization of deferred policy acquisition costs	Other operating expenses	Premiums written

2021

Americas	2,909	10,111	741	3,003	5,023

The Netherlands	2,088	3,249	-	806	1,614

United Kingdom	1,691	7,343	96	523	4,419

International	298	757	62	345	870

Asset Management	-	-	-	411	-

Holding and other activities	(4)	-	-	180	-

Eliminations	(15)	-	-	(183)	-

Total	6,967	21,460	899	5,085	11,926

 362  |  Annual Report on Form 20-F 2023

Schedule IV
Reinsurance

Amounts in EUR million	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	% of amount assumed to net

For the year ended December 31, 2021

Life insurance in force	977,293	611,912	397,882	763,263	52%

Premiums

Life insurance	13,400	3,326	-	10,074	-

Non-life insurance	2,044	192	-	1,852	-

Total premiums	15,444	3,518	-	11,926	-
Schedule V
Valuation and qualifying accounts

Amounts in EUR million	2021

Balance at January 1	276

Addition charged to earnings	12

Amounts written off and other changes	(57)

Transfers to disposal groups	-

Currency translation	7

Balance at December 31	238

The provisions can be analyzed as follows:

Mortgages	6

Other loans	112

Receivables	120

Total	238
47 Events after the reporting period
On February 26, 2024 Aegon announced the completion of the sale of its 56% stake in its joint venture in India, Aegon Life Insurance Company, to Bandhan Financial Holdings Limited, an Indian financial services company. The sale was announced in July 2023 and following the receipt of the relevant regulatory approvals, the transaction was closed on February 23, 2024.
The Hague, the Netherlands, April 3, 2024
Board of Directors
Lard Friese
William L. Connelly
Mark A. Ellman
Karen Fawcett
Jack McGarry
Caroline Ramsay
Thomas Wellauer
Corien M. Wortmann-Kool
Dona D. Young

Annual Report on Form 20-F 2023 | 363

Financial statements of Aegon Ltd.

365	Income statement of Aegon Ltd.

366	Statement of financial position of Aegon Ltd.

Notes to the financial statements of Aegon Ltd.

367	1	General information

367	2	Material accounting policies information

368	3	Investment income

368	4	Results from financial transactions

369	5	Commissions and expenses

369	6	Interest charges and related fees

369	7	Income tax

369	8	Shares in group companies

370	9	Loans to group companies

370	10	Non-current assets

370	11	Receivables

370	12	Other current assets

370	13	Share capital

372	14	Shareholders’ equity

375	15	Other equity instruments

376	16	Subordinated borrowings

376	17	Long-term borrowings

376	18	Current liabilities

376	19	Commitments and contingencies

377	20	Number of employees

377	21	Auditor’s remuneration

377	22	Events after the reporting period

378	23	Proposal for profit appropriation

Other information

379	Profit appropriation

380	Major shareholders

Other financial information

384	Schedule I

385	Schedule II

387	Schedule III

388	Schedule IV

389	Schedule V

390	Auditor’s report on the Annual Report on Form 20-F

 364  |  Annual Report on Form 20-F 2023

Financial statements of Aegon Ltd.

Income statement of Aegon Ltd.
For the year ended December 31

Amounts in EUR million	Note	2023	2022 1)

Result

Investment Income	3	88	21

Total revenues		88	21

Results from financial transactions	4	21	(30)

Total result		108	(9)

Charges

Commissions and expenses	5	104	68

Interest charges and related fees	6	137	127

Total charges		241	196

Result before tax		(133)	(204)

Income tax	7	19	47

Result after tax		(114)	(158)

Net result group companies	8	(65)	(411)

Net result		(179)	(569)

1	Comparatives have been restated due to the initial application of IFRS 9 and IFRS 17. Note 2 to the financial statements includes further details on the changes in accounting policies.

Annual Report on Form 20-F 2023 | 365

About Aegon Governance and risk management Financial information Sustainability information

Statement of financial position of Aegon Ltd.
On December 31

Before profit appropriation, amounts in EUR million	Note	2023	2022 1)

Non-current assets

Financial fixed assets

Shares in group companies	8	8,536	10,338

Loans to group companies	9	780	1,435

Other non-current assets	10	-	109

		9,316	11,882

Current assets

Receivables

Receivables from group companies	11	138	31

Other receivables	11	77	236

Other current assets	12	48	123

Accrued interest and rent		18	9

		281	398

Cash and cash equivalents

Cash and cash equivalents		2,304	1,619

Total assets		11,900	13,899

Shareholders’ equity

Share capital	13	265	319

Share premium	14	6,853	6,853

Revaluation account	14	(3,760)	(4,551)

Legal reserves – foreign currency translation reserve	14	474	736

Legal reserves in respect of group companies	14	1,134	2,821

Retained earnings, including treasury shares	14	3,693	4,771

Remeasurement of defined benefit plans of group companies	14	(1,006)	(1,565)

Net result	14	(179)	(569)

		7,475	8,815

Other equity instruments	15	1,951	1,943

Total equity		9,426	10,758

Provisions

Deferred tax liability		3	-

		3

Non-current liabilities

Subordinated borrowings	16	1,418	1,442

Long-term borrowings	17	745	1,226

		2,163	2,669

Current liabilities	18

Loans from group companies		4	13

Payables to group companies		73	147

Other current liabilities		202	282

Accruals and deferred income		30	31

		309	472

Total liabilities		2,475	3,141

Total equity and liabilities		11,900	13,899

1	Comparatives have been restated due to the initial application of IFRS 9 and IFRS 17. Note 2 to the financial statements includes further details on the changes in accounting policies.

 366  |  Annual Report on Form 20-F 2023

Notes to the financial statements of Aegon Ltd. Note 1

Notes to the financial statements
1 General information
On September 29,2023 it was resolved to convert Aegon N.V. into Aegon S.A. via a cross border conversion. On September 30, 2023 the cross border conversion into Aegon S.A. was effectuated and subsequently Aegon S.A. was converted into Aegon Ltd, a Bermuda limited company, and effectuated the change of its legal seat to Bermuda. From October 1, 2023 the Bermuda Monetary Authority has been Aegon’s group supervisor.
Aegon Ltd. is an exempted company with liability limited by shares organized under the laws of Bermuda and registered with the Bermuda Registrar of Companies under number 202302830 and recorded in the Commercial Register of The Hague registered under number 27076669 and with its registered address at Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda.
Aegon Ltd. has its headquarters in the Netherlands at Aegonplein 50, 2591 TV, The Hague. As Aegon Ltd. currently qualifies as
Non-Resident
Company under Dutch law, certain Dutch law provisions remain applicable to it, including certain provisions of title 9 Book 2 of the Dutch Civil Code regarding the preparation and publication of its annual accounts.
Aegon Ltd. serves as the holding company for the Aegon Group and has listings of its common shares on Euronext Amsterdam and on NYSE.
Aegon Ltd. (or “the Company”) and its subsidiaries (“Aegon” or “the Group”) have life insurance and pensions operations and are also active in savings and asset management operations, accident and health insurance and general insurance. Fully owned businesses by Aegon include the United States, the United Kingdom and asset management, and Aegon also operates partnerships in Spain & Portugal, China, and Brazil, and a strategic partnership in the Netherlands. The Group employs around 15,700 people worldwide (2022: around 15,500)
Please note that the designation is uniformly Aegon Ltd. even if it was Aegon N.V. before October 1, 2023.
2 Material accounting policies information
The financial statements have been prepared in accordance with accounting principles in the Netherlands as embodied in Part 9 of Book 2 of the Dutch Civil Code. In accordance with 2:362 (8) of the Dutch Civil Code, the Company’s financial statements are prepared based on the accounting principles of recognition, measurement and determination of profit, as applied in the consolidated financial statements. These principles also include the classification and presentation of financial instruments, being equity instruments or financial liabilities.
The group companies are stated at their net asset value, determined on the basis of the consolidated accounting policies as applied in the consolidated financial statements of the Group. For details on the accounting policies applied for the group companies, see the consolidated financial statements.
Legal reserves in respect of group companies include net increases in net asset value of subsidiaries and associates since their first inclusion, less any amounts that can be distributed without legal restrictions.
A reference is made to note 2 Material accounting policies information of the consolidated financial statements for the description of the accounting policies applied.

Annual Report on Form 20-F 2023 | 367

About Aegon Governance and risk management Financial information Sustainability information

Impact of the implementation of the new accounting policies effective in 2023 is provided in the following tables, including the references to the notes that are impact by the implementation of the accounting policies.

Impact of changes in accounting policies on the income statement	Note	December 31, 2022 (as previously reported) 1)	Impact of the change in account- ing policies (IFRS 9 and 17)	December 31, 2022 (restated)

Net result group companies	8	(1,275)	864	(411)

Impact on net result		(1,433)	864	(569)

1	As reported in Aegon’s 2022 Integrated Annual Report dated March 15, 2023.

Impact of changes in accounting policies on the statement of changes in equity	Note	December 31, 2022 (as previously reported) 1)	Impact of the change in account- ing policies (IFRS 9 and 17)	December 31, 2022 (restated)

Share capital	13	319	-	319

Share premium	14	6,853	-	6,853

Revaluation account	14	(4,465)	(85)	(4,551)

Legal reserves – foreign currency translation reserve	14	1,008	(272)	736

Legal reserves in respect of group companies	14	2,439	382	2,821

Retained earnings, including treasury shares	14	8,916	(4,145)	4,771

Remeasurement of defined benefit plans of group companies	14	(1,565)	-	(1,565)

Net result	14	(1,433)	864	(569)

Shareholders’ equity		12,071	(3,256)	8,815

1	As reported in Aegon’s 2022 Integrated Annual Report dated March 15, 2023.

Impact of changes in accounting policies on the statement of financial position	Note	December 31, 2022 (as previously reported) 1)	Impact of the change in account- ing policies (IFRS 9 and 17)	December 31, 2022 (restated)

Assets

Shares in group companies	8	13,594	(3,256)	10,338

Equity and liabilities

Shareholders’ equity	14	12,071	(3,256)	8,815

1	As reported in Aegon’s 2022 Integrated Annual Report dated March 15, 2023.
3 Investment income

	2023	2022

Interest income from short-term investments	82	-

Interest income from intercompany loans	20	14

Interest income from derivatives	(14)	7
Total	88	21
4 Results from financial transactions

	2023	2022

Net fair value change of derivatives	19	(30)

Net foreign currency gains and (losses)	1	-
Total	21	(30)
Net fair value change of derivatives mostly comprises of fair value changes on derivatives that are designated as economic hedges for which no hedge accounting is applied.

 368  |  Annual Report on Form 20-F 2023

Notes to the financial statements of Aegon Ltd. Note 5

5 Commissions and expenses

	2023	2022

Employee expenses	82	82

Administration expenses	80	63

Cost sharing to group companies	(58)	(76)
Total	104	68
6 Interest charges and related fees

	2023	2022

Subordinated borrowings	69	72

Borrowings	53	52

Other	14	3
Total	137	127
7 Income tax

	2023	2022

Current tax

Current tax	19	47

Income tax for the period (result) / charge	19	47

Reconciliation between standard and effective tax

Result before tax	(133)	(204)

Tax on result at Dutch corporate result tax rate	34	53

Differences due to the effect of:

Prior year adjustments	(2)	-

Non deductible expenses	(14)	(7)

Total	19	47
8 Shares in group companies

	2023	2022

On January 1	10,338	26,042

Restated opening balance 1)	-	(12,795)

On January 1 (restated)	10,338	13,247

Capital contributions and acquisitions	3,752	36

Dividend received	(6,613)	(1,634)

Net result for the financial year	(65)	(411)

Revaluations	1,124	(900)

On December 31	8,536	10,338

1
Opening balance as per January 1, 2022, has been restated due to the initial application of IFRS 9 and IFRS 17. Note 2 to the financial statements includes further details on the changes in accounting policies.

Capital contributions and acquisitions relates to executed capital contributions from the parent company to the business units and also reflects the impact of legal changes within the Group. The movement in 2023 is predominantly reflecting the completion of the combination with a.s.r. Dividend received is reflecting the upstream of dividends from the business units to the parent company. The movement in 2023 is largely related to the upstream of the proceeds from the divestment of Aegon the Netherlands.
For a list of names and locations of the most important group companies, see note 43 Group companies of the consolidated financial statements of the Group. The legally required list of participations as set forth in article 379 of Book 2 of the Dutch Civil Code has been registered with the Commercial Register of The Hague.

Annual Report on Form 20-F 2023 | 369

About Aegon Governance and risk management Financial information Sustainability information

9 Loans to group companies

	2023	2022

On January 1	1,435	1,829

Additions / (redemptions)	(605)	(502)

Other changes	(52)	109

On December 31	780	1,435

Current	520	932

Non-current	260	503
The other changes in Loans to group companies mainly relate to currency exchange rate fluctuations.
10
Non-current
assets
There were no other
non-current
assets in 2023 (2022 had deferred tax assets of EUR 109 million).
11 Receivables
Receivables from group companies and other receivables have a maturity of less than one year.
Until September 30, 2023, Aegon N.V., together with certain of its subsidiaries, was part of a fiscal unity for Dutch corporate income tax purposes. Taxes payable were immediately settled with Aegon N.V., being the head of the fiscal unity. The members of the fiscal unity were jointly and severally liable for any tax payable by the fiscal unity. Following the conversion from Aegon N.V. into Aegon Ltd. in 2023, the Dutch tax authorities deemed the Aegon N.V. fiscal unity to be terminated per September 30, 2023.
Other receivables included an income tax receivable of EUR 20 million (2022: EUR 189 million).
12 Other current assets
Other current assets include derivatives with positive fair values of EUR 39 million (2022: EUR 118 million).
13 Share capital

Issued and outstanding capital	2023	2022

Common shares	218	253

Common shares B	47	66

Total share capital	265	319

Common shares	2023	2022

Authorized share capital	480	720

Number of authorized shares (in million)	4,000	6,000

Par value in cents per share	12	12

Common shares B	2023	2022

Authorized share capital	240	360

Number of authorized shares (in million)	2,000	3,000

Par value in cents per share	12	12
All issued common shares and common shares B each have a nominal value of EUR 0.12 and are fully paid up. The Board is authorized, subject to certain restrictions of Bermuda law and the
Bye-Laws,
to repurchase Aegon Ltd. shares.
Vereniging Aegon, based in The Hague, the Netherlands, holds all the issued and outstanding common shares B.
For detailed information on the transactions between Aegon Ltd. and Vereniging Aegon, see note 44 Related party transactions to the consolidated financial statements of the Group.

 370  |  Annual Report on Form 20-F 2023

Notes to the financial statements of Aegon Ltd. Note 13

The following table shows the movement during the year in the number of common shares and common shares B:

	Common shares		Common shares B

	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount

On January 1, 2022	2,106,313	253	568,839	68

Shares withdrawn	(10,665)	(1)	(22,643)	(3)

Dividend	13,782	2	-	-

On December 31, 2022	2,109,430	253	546,196	66

Shares withdrawn	(294,703)	(35)	(156,437)	(19)

On December 31, 2023	1,814,727	218	389,759	47
The following table shows the weighted average number of common shares and common shares B:

	Weighted average number of common shares (thousands)	Weighted average number of common shares B (thousands)

2022	2,107,315	559,906

2023	2,067,119	523,149
The shares repurchased by Aegon Ltd. during the share buyback programs to undo the dilution caused by the distribution of dividend in stock, although included in the issued and outstanding number of shares, are excluded from the calculation of the weighted average number of shares.
Long-term incentive plans
For detailed information on the long-term incentive plans, see note 13 Other operating expenses to the consolidated financial statements of the Group.
Board remuneration
Detailed information on remuneration of active and retired members of the Board of Directors including their share plans, along with information about shares held in Aegon by the members of the Boards is included in note 44 Related party transactions to the consolidated financial statements of the Group and in the remuneration report on page 62.

Annual Report on Form 20-F 2023 | 371

About Aegon Governance and risk management Financial information Sustainability information

14 Shareholders’ equity

	Share capital	Share premium	Revaluation account	Legal reserves FCTR	Legal reserves group companies	Retained earnings	Remeasurement of defined benefit plans of group companies	Treasury shares	Net result	Total

On January 1, 2023 1)	319	6,853	(4,551)	736	2,821	5,439	(1,565)	(668)	(569)	8,815

Net result 2022 retained	-	-	-	-	-	(569)	-	-	569	-

Net result 2023 recognized in the income statement	-	-	-	-	-		-	-	(179)	(179)

Total net result	-	-	-	-	-	(569)	-	-	390	(179)

Foreign currency translation differences and movement in foreign investment hedging reserves	-	-	-	(262)	-	-	14	-	-	(248)

Changes in revaluation in subsidiaries	-	-	799	-	-	-	-	-	-	799

Changes in revaluation reserve real estate held for own use	-	-	(6)	-	-	-	-	-	-	(6)

Remeasurement of defined benefit plans of group companies	-	-	-	-	-	-	545	-	-	545

Disposal of group assets	-	-	-	-	-	(634)	-	-	-	(634)

Changes and transfer to legal reserve	-	-	(2)	-	(1,687)	1,662	-	-	-	(27)

Other	-	-	-	-	-	9	-	-	-	9

Total other comprehensive income / (loss)	-	-	791	(262)	(1,687)	1,037	559	-	-	438

Shares withdrawn	(54)	-	-	-	-	54	-	-	-	-

Dividends paid on common shares	-	-	-	-	-	(495)	-	-	-	(495)

Issuance and purchase of treasury shares	-	-	-	-	-	(1,374)	-	322	-	(1,052)

Dividend withholding tax reduction	-	-	-	-	-	1	-	-	-	1

Coupons on perpetual securities	-	-	-	-	-	(48)	-	-	-	(48)

Incentive plans	-	-	-	-	-	(5)	-	-	-	(5)

On December 31, 2023	265	6,853	(3,760)	474	1,134	4,039	(1,006)	(346)	(179)	7,475

1
Opening balance as per January 1, 2023, has been restated due to the initial application of IFRS 9 and IFRS 17. Note 2 to the financial statements includes further details on the changes in accounting policies.

 372  |  Annual Report on Form 20-F 2023

Notes to the financial statements of Aegon Ltd. Note 1 4

	Share capital	Share premium	Revaluation account	Legal reserves FCTR	Legal reserves group companies	Retained earnings	Remeasurement of defined benefit plans of group companies	Treasury shares	Net result	Total

Opening balance (IAS 39 / IFRS 4 on January 1, 2022 1)	321	7,033	6,453	258	2,316	7,924	(2,199)	(273)	1,980	23,813

IFRS 9/17 opening balance impacts	-	-	(9,021)	-	-	(3,782)		8	-	12,795

Restated opening balance on January 1, 2022	321	7,033	(2,568)	258	2,316	4,142	(2,199)	(265)	1,980	11,018

Net result 2021 retained	-	-	-	-	-	1,980	-	-	(1,980)	-

Net result 2022 recognized in the income statement	-	-	-	-	-	-	-	-	(569)	(569)

Total net result	-	-	-	-	-	1,980	-	-	(2,549)	(569)

Foreign currency translation differences and movement in foreign investment hedging reserves	-	-	-	478	-	-	(20)	-	-	458

Changes in revaluation in subsidiaries	-	-	(1,966)	-	-	-	-	-	-	(1,966)

Changes in revaluation reserve real estate held for own use	-	-	(17)	-	-	16	-	-	-	(1)

Remeasurement of defined benefit plans of group companies	-	-	-	-	-	-	655	-	-	655

Changes and transfer to legal reserve	-	-	-	-	506	(573)	-	-	-	(68)

Other	-	-	-	-	-	40	-	-	-	40

Total other comprehensive income / (loss)	-	-	(1,983)	478	506	(517)	635	-	-	(881)

Shares issued	2	-	-	-	-	-	-	-	-	2

Shares withdrawn	(4)	-	-	-	-	-	-	-	-	(4)

Dividends paid on common shares	-	(180)	-	-	-	(167)	-	-	-	(346)

Issuance and purchase of treasury shares	-	-	-	-	-	9	-	(402)	-	(393)

Redemption other equity instruments	-	-	-	-	-	32				32

Coupons on perpetual securities	-	-	-	-	-	(36)	-	-	-	(36)

Incentive plans	-	-	-	-	-	(5)	-	-	-	(5)

On December 31, 2022	319	6,853	(4,551)	736	2,821	5,439	(1,565)	(668)	(569)	8,815

1
Opening balance as per January 1, 2022, has been restated due to the initial application of IFRS 9 and IFRS 17. Note 2 to the financial statements includes further details on the changes in accounting policies.

For
details
on
distributable
reserves
,
see
note 37 Capital management and solvency to the consolidated financial statements.

Annual Report on Form 20-F 2023 | 373

About Aegon Governance and risk management Financial information Sustainability information

Movements in the number of treasury common shares held by Aegon Ltd. were as follows:

	2023		2022

	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount

On January 1	145,821	662	70,958	262

Transactions in 2023:

Purchase: 1 transaction, average price EUR 5.00	8,516	43

Sale: 2 transactions, average price EUR 4.46	(4,924)	(22)

Purchase: 1 transaction, average price EUR 4.27	46,798	200

Sale: 1 transaction, average price EUR 4.46	(69)	(0)

Share withdrawn: 1 transaction, average price EUR 4.59	(79,703)	(366)

Purchase: 2 transactions, average price EUR 4.77	170,881	815

Share Withdrawn: 1 transaction, average price EUR 4.59	(215,000)	(986)

Transactions in 2022:

Purchase: 1 transaction, average price EUR 4.92			10,158	50

Sale: 4 transactions, average price EUR 2.46			(4,708)	(12)

Sale: 1 transaction, average price EUR 3.12			(18,676)	(58)

Purchase: 1 transaction, average price EUR 4.38			24,364	107

Share withdrawn: 1 transaction, average price EUR 3.70			(10,665)	(39)

Sale: 1 transaction, average price EUR 3.91			(21,365)	(84)

Purchase: 1 transaction, average price EUR 4.49			29,833	134

Purchase: 3 transactions, average price EUR 4.58			65,921	302

On December 31	72,320	345	145,821	662
Movements in the number of treasury common shares B held by Aegon Ltd. were as follows:

	2023		2022

	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount

On January 1	51,763	6	30,589	3

Transactions in 2023:

Share withdrawn: 1 transaction, average price EUR 0.11	(43,817)	(5)

Purchase: 1 transaction, average price EUR 0.13	112,619	15

Share withdrawn: 1 transaction, average price EUR 0.13	(112,619)	(15)

Transactions in 2022:

Share withdrawn: 1 transaction, average price EUR 0.10			(22,643)	(2)

Purchase: 1 transaction, average price EUR 0.12			43,817	5

On December 31	7,945	1	51,763	6

 374  |  Annual Report on Form 20-F 2023

Notes to the financial statements of Aegon Ltd. Note 1 5

15 Other equity instruments

	Perpetual contingent convertible securities	Junior perpetual capital securities	Perpetual cumulative subordinated bonds	Share options and incentive plans 1)	Total

On January 1, 2023	500	923	454	66	1,943

Shares granted / Share options cost incurred	-	-	-	33	33

Shares vested / Share options forfeited	-	-	-	(25)	(25)

On December 31, 2023	500	923	454	74	1,951

On January 1, 2022	500	1,352	454	57	2,363

Shares granted	-	-	-	32	32

Shares vested	-	-	-	(23)	(23)

Securities redeemed	-	(429)	-	-	(429)

On December 31, 2022	500	923	454	66	1,943

1	Incentive plans include the shares granted to personnel which are not yet vested.

Perpetual contingent convertible securities	Coupon rate	Coupon date	Year of next call	2023	2022

EUR 500 million	5.625% 1)	Semi-annually, April 15	2029	500	500

On December 31				500	500

1	The coupon is fixed at 5.625% until the first call date and reset thereafter to a 5 year mid swap plus a margin of 5.207%.
The securities have been issued at par and have subordination provisions, rank junior to all other liabilities and senior to shareholders’ equity only. The conditions of the securities contain certain provisions for coupon payment deferral. Although the securities have no stated maturity, Aegon has the right to call the securities for redemption at par for the first time between April 15, 2029 and October 15, 2029 and every reset date (October 15, with five year intervals) thereafter.

Junior perpetual capital securities	Coupon rate	Coupon date	Year of next call	2023	2022

USD 500 million	floating CMS rate 1)	Quarterly, July 15	2024	402	402

EUR 950 million 3)	floating DSL rate 2)	Quarterly, July 15	2024	521	521

On December 31				923	923

1
The coupon of the USD 500 million junior perpetual capital securities is reset each quarter based on the aggregate of (i) the
10-year
USD SOFR ICE swap rate, (ii) a spread adjustment of
29
basis points and (iii) a credit spread of
ten
basis, with a maximum of 8.5%.

2
The coupon of the EUR 950 million junior perpetual capital securities is reset each quarter based on the then prevailing ten-year
Dutch government bond yield plus a spread of
ten
basis points, with a maximum of 8%.

3	On April 5, 2022 Aegon completed a tender offer buying back EUR 429 million of perpetual capital securities, part of the EUR 950 million notes issued in 2004.

The interest rate exposure on some of these securities has been swapped to a SOFR or EURIBOR based yield.
The securities have been issued at par. The securities have subordination provisions, rank junior to all other liabilities and senior to shareholders’ equity only. The conditions of the securities contain certain provisions for coupon payment deferral and, in situations under Aegon’s control, mandatory coupon payment events. Although the securities have no stated maturity, Aegon has the right to call the securities for redemption at par for the first time on the coupon date in the years as specified, or on any coupon payment date thereafter.

Perpetual cumulative subordinated bonds	Coupon rate	Coupon date	Year of next call	2023	2022

EUR 114 million	1.506% 1), 4)	Annually, June 8	2025	114	114

EUR 136 million	1.425% 2), 4)	Annually, October 14	2028	136	136

EUR 203 million	0.496% 3), 4)	Annually, March 4	2031	203	203

On December 31				454	454

1	The coupon of the EUR 114 million bonds was originally set at 8% until June 8, 2005. Subsequently, the coupon has been reset at 4.156% until June 8, 2015 and 1.506% until June 8, 2025.
2	The coupon of the EUR 136 million bonds was originally set at 7.25% until October 14, 2008. Subsequently, the coupon has been reset at 5.185% until October 14, 2018 and 1.425% until October 14, 2028.
3	The coupon of the EUR 203 million bonds was originally set at 7.125% until March 4, 2011. Subsequently, the coupon has been reset at 4.26% until March 4, 2021 and 0.496% until March 4, 2031.
4
If the bonds are not called on the respective call dates and after consecutive period of ten years, the coupons will be reset at the then prevailing effective yield of ten-year
Dutch government securities plus a spread of 85 basis points.

Annual Report on Form 20-F 2023 | 375

About Aegon Governance and risk management Financial information Sustainability information

These bonds have the same subordination provisions as dated subordinated debt. In addition, the conditions of the bonds contain provisions for coupon payment defe rra
l. Although the bonds have no stated maturity, Aegon has the right to call the bonds for redemption at par for the first time on the coupon date in the year of next ca ll
.
16 Subordinated borrowings

	Coupon rate	Coupon date	Issue /Maturity	Year of next call	2023	2022

Fixed to floating subordinated notes

EUR 700 million	4% 1)	Annually, April 25	2014/ 44	2024	700	699

USD 800 million	5.5% 2)	Semi-annually, April 11	2018/ 48	2028	718	743

On December 31					1,418	1,442

Fair value of subordinated borrowings					1,392	1,372

1	The coupon is fixed at 4% until the first call date and floating thereafter with a 3 months Euribor plus a margin of 335 bps.
2	The coupon is fixed at 5.5% until the first call date in 2028 and floating thereafter with a 6 month USD LIBOR (subject to US LIBOR Act) plus a margin of 3.539%.
These securities are subordinated and rank senior to the junior perpetual capital securities, equally with the perpetual cumulative subordinated bonds and junior to all other liabilities. The conditions of the securities contain certain provisions for coupon payment deferral. There have been no defaults or breaches of conditions during the period.
17 Long-term borrowings

	2023	2022

Remaining terms less than 1 year	-	499

Remaining terms 1 - 5 years	-	-

Remaining terms 5 - 10 years	287	281

Remaining terms over 10 years	457	446

On December 31	745	1,226

Fair value of long-term borrowings	847	1,289
During 2023, the EUR 500 million senior unsecured notes with a coupon rate of 1% was redeemed.
The redemption periods of borrowings vary from 8 year up to 16 years. The interest rates vary from 6.125% to 6.625% per annum.
18 Current liabilities
Loans from and payables to group companies have a maturity of less than one year. Other current liabilities include derivatives with negative fair values of EUR 90 million (2022: EUR 189 million).
19 Commitments and contingencies
Aegon Ltd. has guaranteed and is severally liable for the following:

∎	Due and punctual payment of payables under letter of credit agreements applied for by Aegon as co-applicant
with its captive insurance companies that are subsidiaries of Transamerica Corporation and Commonwealth General Corporation. At December 31, 2023, the letter of credit arrangements utilized by captives to provide collateral to affiliates amounted to EUR 526 million (2022: EUR 511 million); from that date, no amounts had been drawn, or were due under these facilities;

∎	Due and punctual payment of payables by the consolidated group companies Transamerica Corporation, Aegon Funding Company LLC and Commonwealth General Corporation with respect to fixed subordinated notes, bonds, capital trust pass-through securities and notes issued under commercial paper programs amounting to EUR 1,007 million (2022: EUR 1,042 million); and

∎	Due and punctual payment of any amounts owed to third parties by the consolidated group company Aegon Derivatives N.V. in connection with derivative transactions. Aegon Derivatives N.V. enters into derivative transactions with counterparties with which ISDA master netting agreements, including collateral support annex agreements, have been agreed. Net (credit) exposure on derivative transactions with these counterparties was therefore limited from December 31, 2023.

 376  |  Annual Report on Form 20-F 2023

Notes to the financial statements of Aegon Ltd. Note 20

20 Number of employees
There were no employees employed by Aegon Ltd. in 2023 (2022: nil).
21 Auditor’s remuneration

	Total remuneration of the group		Of which PricewaterhouseCoopers Accountants N.V. (NL)

	2023	2022	2023	2022

Audit fees	33	35	4	10

Audit-related service fees	11	10	-	1

Tax	-	1	-	-

Other services	-	-	-	-

Total	44	45	4	12
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
Audit-related services include, among others, assurance services to report on internal controls for third parties, due diligence services pertaining to potential business acquisitions/dispositions; discussions, review and testing of certain information related to the adoption of new accounting standards impacting future periods, financial reporting or disclosure matters not classified as “Audit services”; financial audits of employee benefit plans; and agreed-upon or expanded audit procedures related to accounting and/or billing records required to respond to or comply with financial, accounting or regulatory reporting matters.
Decrease in audit fees of PricewaterhouseCoopers Accountants N.V. (NL) is due to the transaction with a.s.r. to combine Aegon’s Dutch pension, life and non-life
insurance, banking, and mortgage origination activities with a.s.r.
22 Events after the reporting period
On February 26, 2024 Aegon announced the completion of the sale of its 56% stake in its joint venture in India, Aegon Life Insurance Company, to Bandhan Financial Holdings Limited, an Indian financial services company. The sale was announced in July 2023 and following the receipt of the relevant regulatory approvals, the transaction was closed on February 23, 2024.

Annual Report on Form 20-F 2023 | 377

About Aegon Governance and risk management Financial information Sustainability information

23 Proposal for profit appropriation
Aegon aims to pay a sustainable dividend to allow equity investors to participate in the company’s performance. The Board of Directors will, in the absence of unforeseen circumstances, propose a final dividend for 2023 of EUR 0.16 per common share and EUR 0.004 per common share B at the Annual General Meeting of Shareholders to be held on June 12, 2024. Although not formally required under Aegon’s current bye-laws,
Aegon has decided to make the approval of the 2023 final dividend subject to a binding vote at the June 12, 2024, general meeting. This is because Aegon will be proposing to amend its bye-laws
at that same general meeting to include, amongst other things, a binding vote on the approval of final dividends, as previously announced. If approved, and in combination with the interim dividend of EUR 0.14 per share paid over the first half of 2023, Aegon’s total dividend over 2023 will amount to EUR 0.30 per common share.
If the proposed dividend is approved by shareholders, Aegon’s shares will be quoted ex-dividend
on the New York Stock Exchange on June 14, 2024, and also on Euronext Amsterdam on June 14, 2024. The record date for the dividend will be June 17 2024, and the dividend will be payable from July 8, 2024.

	2023	2022 1)

Final dividend on common shares	280	237

To be deducted from retained earnings	(459)	(806)

Net result attributable to owners of Aegon Ltd.	(179)	(569)

1	Comparatives have been restated due to the initial application of IFRS 9 and IFRS 17. Note 2 to the financial statements includes further details on the changes in accounting policies.
The Hague, the Netherlands, April 3, 2024
Board of Directors
Lard Friese
William L. Connelly
Mark A. Ellman
Karen Fawcett
Jack McGarry
Caroline Ramsay
Thomas Wellauer
Corien M. Wortmann-Kool
Dona D. Young

 378  |  Annual Report on Form 20-F 2023

Profit appropriation

Other information
Profit appropriation
Appropriation of profit will be determined in accordance with the articles 3, 32 and 33 of the
Bye-Laws
of Aegon Ltd.
The relevant provisions are as follows:

1.
The Board of Directors may, before declaring any dividend or distribution out of contributed surplus, set aside such sums as it thinks proper as reserves which shall, at the discretion of the Board of Directors, be applicable for any purpose of Aegon and pending such application may, also at such discretion, either be employed in the business of Aegon or be invested in such investments as the Board of Directors may from time to time think fit. The Board of Directors may also without placing the same to reserve carry forward any sums which it may think it prudent not to distribute.

2.
The Board of Directors may from time to time declare dividends or distributions out of contributed surplus to be paid to the Shareholders according to their rights and interests including such interim dividends as appear to the Board of Directors to be justified by the position of Aegon.

3.
The Board of Directors may also pay any fixed cash dividend which is payable on any shares of Aegon half yearly or on such other dates, whenever the position of Aegon, in the opinion of the Board of Directors, justifies such payment.

4.
The holder of a Common Share shall be entitled to receive dividends, on a pari passu and pro rata basis based on the number of Common Shares outstanding from time to time, as and when declared by the Board of Directors on the Common Shares as a class.

5.
The holder of a Common Share B shall be entitled to receive dividends in an amount equal to one fortieth (1/40th) of the profits or reserves which the Board of Directors resolves to distribute to the holder of a Common Share, on a pari passu and pro rata basis based on the number of Common Shares B outstanding from time to time, as and when declared by the Board of Directors on the Common Shares B as a class.

6.
The Board of Directors may withhold and deduct from any dividend, distribution or other monies payable to a Shareholder by Aegon on or in respect of any shares any applicable dividend withholding tax and all sums of money (if any) presently payable by him to Aegon on account of calls or otherwise in respect of shares of Aegon.

7.	No dividend, distribution, or other monies payable by Aegon on or in respect of any share shall bear interest against Aegon.

8.
Any dividend or distribution out of contributed surplus unclaimed for a period of five (5) years from the date of declaration of such dividend or distribution shall be forfeited and shall revert to Aegon.

Annual Report on Form 20-F 2023 | 379

About Aegon Governance and risk management Financial information Sustainability information

Major shareholders
General
From December 31, 2023, Aegon’s total authorized share capital consisted of 4,000,000,000 common shares with a par value of EUR 0.12 per share and 2,000,000,000 common shares B with a par value of EUR 0.12 per share. At the same date, there were 1,814,726,912 common shares and 389,759,240 common shares B issued. Of the issued common shares, 313,944,810 common shares and 381,813,800 common shares B were held by Vereniging Aegon and no common shares were held by Aegon’s subsidiaries.
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
As of December 31, 2023, 252 million common shares were held in the form of NYRS. As of December 31, 2023, there were approximately 8,990 record holders of Aegon’s NYRS resident in the United States.
Vereniging Aegon
Vereniging Aegon is the continuation of the former mutual insurer AGO. In 1978, AGO demutualized and Vereniging AGO became the only shareholder of AGO Holding N.V., which was the holding company for its insurance operations. In 1983, AGO Holding N.V. and Ennia N.V. merged into Aegon N.V. Vereniging AGO initially received approximately 49% of the common shares and all the preferred shares in Aegon, giving it voting majority in Aegon. At that time, Vereniging AGO changed its name to Vereniging Aegon.
The main purpose of the Association is a balanced representation of the direct and indirect interests of Aegon and of companies with which Aegon forms a group, of insured parties, employees, shareholders and other related parties of these companies. Influences that threaten the continuity, independence or identity of Aegon, in conflict with the aforementioned interests will be resisted as much as possible.
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
In May 2003, Aegon’s shareholders approved certain changes to Aegon’s corporate governance structure, introducing a second class of preferred shares. Both classes of preferred shares had a nominal value of EUR 0.25 each. The voting rights pertaining to the preferred shares were adjusted accordingly to 25/12 vote per preferred share. However, in May 2003, Aegon and Vereniging Aegon also entered into a Preferred Shares Voting Agreement, pursuant to which Vereniging Aegon agreed to exercise one vote only per preferred share, except in the event of a “Special Cause”, as defined below. At that time Aegon and Vereniging Aegon amended the option arrangements under the 1983 Amended Merger Agreement so that, in the event of an issuance of shares by Aegon, Vereniging Aegon could purchase as many class B preferred shares as would enable Vereniging Aegon to prevent or correct dilution to below its actual percentage of voting shares, to a maximum of 33%.
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
The simplified capital structure also entailed the amendment of the Voting Rights Agreement between Aegon and Vereniging Aegon, known as the Preferred Shares Voting Agreement before May 2013. The shares of both classes offer equal full voting

 380  |  Annual Report on Form 20-F 2023

Major shareholders

rights, as they have equal nominal values (EUR 0.12). The amended Voting Rights Agreement ensures that under normal circumstances, i.e. except in the event of a Special Cause, Vereniging Aegon will not exercise more votes than is proportionate to the financial rights represented by its shares. This means that in the absence of a Special Cause Vereniging Aegon may cast one vote for every common share it holds and one vote only for every 40 common shares B it holds. As Special Cause qualifies the acquisition of a 15% interest in Aegon, a tender offer for Aegon shares or a proposed business combination by any person or group of persons, whether individually or as a group, other than in a transaction approved by the Board of Directors of Aegon. If, in its sole discretion, Vereniging Aegon determines that a Special Cause has occurred, Vereniging Aegon will notify the General Meeting of Shareholders and retain its right to exercise the full voting power of one vote per common share B for a limited period of six months.
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
On June 3, 2021, Vereniging Aegon exercised its options rights to purchase in aggregate 1,983,360 common shares B at fair value of a common share B (being 1/40th of the market value of a common share in the capital of the Company at the time of issuance) to mitigate dilution caused by the issuance of shares on June 3, 2021, in connection with the long-term incentive plans for senior management.
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
On November 21, 2022, the members of Vereniging Aegon voted to instruct the board of Vereniging Aegon, subject to the board’s fiduciary duties, to vote all of Vereniging Aegon’s common shares and common shares B (based on one vote per 40 common shares B) at Aegon N.V.’s next extraordinary general meeting in favor of Aegon N.V. divesting its business operations in the Netherlands to ASR Nederland N.V. for cash consideration and a 29.99% share interest in ASR Nederland N.V (the “Transaction”). Following such vote of the members of Vereniging Aegon, the board of Vereniging Aegon is obligated, pursuant to the terms of a voting undertaking agreement, dated October 27, 2022, between Aegon N.V. and Vereniging Aegon, and subject to the board’s fiduciary duties, to vote all of such shares in favor of the Transaction.
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
At the Extraordinary meeting of shareholders of Aegon N.V. on January 17, 2023 Vereniging Aegon voted on all of its shares in favor of the Transaction.
On August 16, 2023, the members of Vereniging Aegon voted to instruct the board of Vereniging Aegon, subject to the board’s fiduciary duties, to vote all of Vereniging Aegon’s common shares and common shares B (based on one vote per 40 common shares B) at Aegon N.V.’s extraordinary general meeting of September 29, 2023 and at Aegon S.A.’s extraordinary meeting of September 30, 2023 to vote in favor the change in legal domicile of Aegon from the Netherlands to Bermuda by means of the cross-border conversion of Aegon N.V. into Aegon S.A. and the subsequent cross-border conversion of Aegon S.A. into Aegon Ltd (the “Redomiciliation”). Following such vote of the members of Vereniging Aegon, the board of Vereniging Aegon is obligated, pursuant to the terms of a voting undertaking agreement, dated June 29, 2023, between Aegon N.V. and Vereniging Aegon, and subject to the board’s fiduciary duties, to vote all of such shares in favor of the Redomiciliation.
At the Extraordinary General Meeting of shareholders of Aegon N.V. on September 29, 2023 and on the Extraordinary General

Annual Report on Form 20-F 2023 | 381

About Aegon Governance and risk management Financial information Sustainability information

Meeting of shareholders of Aegon S.A. on September 30, 2023, Vereniging Aegon voted on all its shares in favor of the Redomiciliation.
On September 30, 2023 Aegon N.V. changed its legal domicile from the Netherlands to Bermuda and became Aegon Ltd. Following the redomiciliation, the governance position of and arrangements with Vereniging Aegon remained materially unchanged. The existing arrangements between Aegon and Vereniging Aegon continued under the Voting Rights Agreement and the Amended 1983 Merger Agreement as well as under Bermuda law and the
Bye-Laws
of Aegon.
On December 8, 2023, Aegon entered into a share repurchase agreement with Verening Aegon, pursuant to which the Vereniging Aegon agreed to participate in the second and third tranche of the Aegon’s current 1.5 billion Euro share buyback program and Aegon agreed to repurchase a certain number of Common Shares from Vereniging Aegon for an aggregate consideration equal to EUR 139,5 million Euro which will be equally distributed over the total number of trading days during the remainder of the current share buy back program of Aegon. The number of Common Shares that Aegon will repurchase from Vereniging Aegon will be determined based on the daily volume-weighted average price per common share on Euronext Amsterdam on a weekly basis.
On December 18 December, 2023, Aegon repurchased 112,619,440 common shares B from Vereniging Aegon for the amount of EUR 14,804,951.58 based on 1/40th of the Value Weighted Average Price of the common shares of the five trading days preceding this transaction. The repurchase of common shares B was executed to bring the aggregate holding of voting shares by Vereniging Aegon in Aegon more in line with its special cause voting rights of 32.6% following the completion of the Share Buy Back Programs, initiated by Aegon in July 2023 following the completion of the transaction with a.s.r.
Development of shareholding in Aegon
Accordingly, on December 31, 2023, the voting power of Vereniging Aegon under normal circumstances amounted to approximately 18.46%, based on the number of outstanding and voting shares (excluding issued common shares held in treasury by Aegon). In the event of a Special Cause, Vereniging Aegon’s voting rights will increase, currently to 32.6%, for up to six months.
On December 31, 2023, the General Meeting of Members of Vereniging Aegon consisted of 16 members. The majority of the voting rights is with the 14 members who are not employees or former employees of Aegon or one of the Aegon Group companies, nor current or former members of the Supervisory Board or the Executive Board of Aegon N.V. or of the Board of Directors of Aegon Ltd. The other two members are the Executive Director of the Board of Aegon and a member of Aegon’s Executive Committee.
Vereniging Aegon has an Executive Committee consisting of seven members, five of whom are not, nor have ever been, related to Aegon, including the Chairman and the Vice-Chairman. The other two members are the Executive Director of the Board of Aegon and a member of Aegon’s Executive Committee. Resolutions of the Executive Committee, other than regarding the amendment of the Articles of Association of Vereniging Aegon, are made with an absolute majority of the votes. When a vote in the Executive Committee results in a tie, the General Meeting of Members has the deciding vote. Regarding the amendment of the Articles of Association of Vereniging Aegon, a special procedure requires a unanimous proposal from the Executive Committee, thereby including the consent of the representatives of Aegon at the Executive Committee. This requirement does not apply in the event of a hostile change of control at the General Meeting of Shareholders of Aegon, in which event Vereniging Aegon may amend its Articles of Association without the cooperation of Aegon. Furthermore, the two members that are representatives of Aegon at the Executive Committee, have no voting rights on several decisions that relate to Aegon, as set out in the Articles of Association of Vereniging Aegon.

 382  |  Annual Report on Form 20-F 2023

Major shareholders

Other major shareholders
In this section, where reference is made to any filings with the Dutch Autoriteit Financiële Markten or the SEC, the terms issued capital’ and “voting rights” are used as defined in the Wet op het Financieel Toezicht.
To Aegon’s knowledge based on the filings made with the Dutch Autoriteit Financiële Markten, Dodge & Cox Stock Fund, BlackRock, Inc., Norges, EuroPacific Growth Fund, Capital Research and Management Company and Dodge & Cox International Stock Fund hold a capital or voting interest in Aegon of 3% or more.
Based on its filing with the Dutch Autoriteit Financiële Markten on February 2, 2024, BlackRock, Inc. stated to hold 70,072,692 common shares, representing 3.2% of the issued capital on December 31, 2023, and 92,951,586 voting rights, representing 4.2% of the issued capital on December 31, 2023.
On June 8, 2023, BlackRock, Inc.’s filing with the US Securities and Exchange Commission (SEC) shows that BlackRock holds 101,704,491 common shares, representing 4.6% of the issued capital on December 31, 2023, and has voting rights for 91,892,649 shares, representing 4.2% of the issued capital on December 31, 2023.
Based on its last filing with the Dutch Autoriteit Financiële Markten on November 26, 2021, Dodge & Cox Stock Fund stated to hold 80,432,242 common shares, representing 3.6% of the issued capital on December 31, 2023.
Based on its last filing with the Dutch Autoriteit Financiële Markten on February 26, 2021, Dodge & Cox International Stock Fund stated to hold 80,049,394 common shares, representing 3.6% of the issued capital on December 31, 2023.
On February 9, 2024, Dodge & Cox’s filing with the US Securities and Exchange Commission (SEC) shows that Dodge & Cox holds 198,263,105 common shares, representing 9.0% of the issued capital on December 31, 2023.
Based on its last filing with the Dutch Autoriteit Financiële Markten on January 9, 2024, Capital Research and Management Company stated to hold 125,917,974 voting rights, representing 5.7% of the issued capital on December 31, 2023.
Based on its last filing with the Dutch Autoriteit Financiële Markten on September 5, 2023, EuroPacific Growth Fund stated to hold 87,021,380 common shares, representing 3.9% of the issued capital on December 31, 2023.
Based on its last filing with the Dutch Autoriteit Financiële Markten on January 8, 2024, Norges Bank stated to hold 74,374,694 common shares, representing 3.4% of the issued capital on December 31, 2023.

Annual Report on Form 20-F 2023 | 383

About Aegon Governance and risk management Financial information Sustainability information

Other financial information
Schedules to the financial statements
Index to schedules
Schedule I–Summary of Investments other than Investments in Related Parties on December 31, 2023
Schedule II–Condensed Financial Information of Registrant (Parent Company Only)
Schedule II–Statement of Financial Position as of December 31, 2023 and 2022
Schedule II–Income Statement (Loss) for the years ended December 31, 2023 and 2022
Schedule II–Condensed Cash Flow Statement for the years ended December 31, 2023 and 2022
Schedule II–Dividends from and Capital Contributions to Business Units for the years ended December 31, 2023 and 2022
Schedule III–Supplementary Insurance Information for the years ended December 31, 2023 and 2022
Schedule IV–Reinsurance for the years ended December 31, 2023 and 2022
Schedule V–Valuation and Qualifying Accounts for the years ended December 31, 2023 and 2022
Schedule I
Summary of investments other than investments in related parties
As at December 31

On December 31, 2023 Amounts in EUR million	Cost	1)	Fair value	Book value

Shares:

Fair value through profit or loss	279		10	10

Fair value through other comprehensive income	6		291	291

Bonds:

Fair value through other comprehensive income:

US government	7,562		6,562	6,562

Dutch government	2		2	2

Other government	1,007		906	906

Mortgage backed	3,085		2,840	2,840

Asset backed	3,360		3,102	3,102

Corporate	36,617		33,779	33,779

Money market investments	3,135		3,135	3,135

Other	35		29	29

Subtotal - Fair value through other comprehensive income	54,803		50,354	50,354

Bonds:

Fair value through profit or loss	1,648		2,396	2,396

Other investments at fair value through profit or loss	8,287		9,226	9,226

Mortgages	10,157		9,025	10,157

Private loans	(0)		(0)	(0)

Deposits with financial institutions	18		18	18

Other	1		1	1

Subtotal	10,175		9,044	10,175

Real estate:

Investments in real estate	55		55	55

Total	75,254		71,376	72,508

 384  |  Annual Report on Form 20-F 2023

Schedule II

Schedule II
Condensed financial information of registrant
Statement of financial position of Aegon Ltd.
As at December 31

Before profit appropriation, amounts in EUR million	2023	2022 1)	January 1, 2022 1)

Non-current assets

Financial fixed assets

Shares in group companies	8,536	10,338	13.247

Loans to group companies	780	1,435	1,829

Other non-current assets	-	109	138

	9,316	11,882	15,214

Current assets

Receivables

Receivables from group companies	138	31	35

Other receivables	77	236	181

Other current assets	48	123	90

Accrued interest and rent	18	9	6

	281	398	312

Cash and cash equivalents

Cash and cash equivalents	2,304	1,619	1,204

Total assets	11,900	13,899	16,729

Shareholders’ equity

Share capital	265	319	321

Paid-in surplus	6,853	6,853	7,033

Revaluation account	(3,760)	(4,551)	(2,568)

Legal reserves – foreign currency translation reserve	474	736	258

Legal reserves in respect of group companies	1,134	2,821	2,316

Retained earnings, including treasury shares	3,693	4,771	3,877

Remeasurement of defined benefit plans of group companies	(1,006)	(1,565)	(2,199)

Net result	(179)	(569)	1,980

	7,475	8,815	11,018

Other equity instruments	1,951	1,943	2,363

Total equity	9,426	10,758	13,381

Provisions

D eferred tax l iability	3	-	-

	3	-	-

Non-current liabilities

Subordinated borrowings	1,418	1,442	1,396

Long-term borrowings	745	1,226	1,266

	2,163	2,669	2,662

Current liabilities

Loans from group companies	4	13	7

Payables to group companies	73	147	422

Other current liabilities	202	282	227

Accruals and deferred income	30	31	31

	309	472	686
Total liabilities	2,475	3,141	3,349

Total equity and liabilities	11,900	13,899	16,729

1	Comparatives have been restated due to the initial application of IFRS 9 and IFRS 17. Note 2 to the financial statements includes further details on the changes in accounting policies.

Annual Report on Form 20-F 2023 | 385

About Aegon Governance and risk management Financial information Sustainability information

Condensed income statement of Aegon Ltd.
For the year ended December 31

Amounts in EUR million	2023	2022 1)

Net result group companies	(65)	(411)

Other income / (loss)	(114)	(158)

Net result	(179)	(569)

1	Comparatives have been restated due to the initial application of IFRS 9 and IFRS 17. Note 2 to the financial statements includes further details on the changes in accounting policies.
Condensed cash flow statement of Aegon Ltd.
For the year ended December 31

Amounts in EUR millions	2023	2022 1)

Result before tax	(133)	(204)

Adjustments	(264)	(138)

Net cash flows from operating activities	(397)	(342)

Dividends and capital repayments of subsidiaries, associates and joint ventures	2,567	1,530

Net cash flows from investing activities	2,567	1,530

Purchase of treasury shares	(1,072)	(597)

Issuance and repurchase of borrowings	145	469

Repayment of perpetuals	-	(429)

Dividends paid	(494)	(169)

Coupons on perpetual securities	(65)	(48)

Net cash flows from financing activities	(1,485)	(773)

Net increase / (decrease) in cash and cash equivalents	685	415

1	Comparatives have been restated due to the initial application of IFRS 9 and IFRS 17. Note 2 to the financial statements includes further details on the changes in accounting policies.
Five-year schedule of maturities of debt
As at December 31

	2023		2022
Amounts in EUR million	Subordinated borrowings	Long-term Borrowings	Subordinated borrowings	Long-term Borrowings

Remaining terms less than 1 year	-	-	-	499

Remaining terms 1 - 2 years	-	-	-	-

Remaining terms 2 - 3 years	-	-	-	-

Remaining terms 3 - 4 years	-	-	-	-

Remaining terms 4 - 5 years	-	-	-	-

Remaining terms longer than 5 years	1,418	745	1,442	727

At December 31	1,418	745	1,442	1,226
Remittances from and capital contributions to business units
During 2023, Aegon received EUR 1.0 billion of remittances from its business units the Americas, United Kingdom, International, and Asset Management, as well as dividend from a.s.r. Aegon spent EUR 0.1 billion on capital contributions to International and Asset Management.
During 2022, Aegon received EUR 1.0 billion of remittances from its business units from the Americas, the Netherlands, United Kingdom, International, and Asset Management. Aegon spent EUR 0.1 billion on capital contributions, mainly on International.

 386  |  Annual Report on Form 20-F 2023

Schedule III

Schedule III
Supplementary insurance information

Segment Amounts in EUR million	Insurance liability - CSM	Insurance liability - BEL	Insurance liability - RA	Insurance liability - PAA contracts	Insurance revenue

2023

Americas	6,494	126,762	2,860	-	9,468

United Kingdom	1,595	59,898	429	-	663

International	247	6,177	165	39	305

Asset Management	-	-	-	-	-

Holding and other activities	-	-	-	-	-

Eliminations	(36)	(5,515)	(76)	-	(51)

Total	8,300	187,322	3,379	39	10,386

2022

Americas	7,038	127,245	2,912	-	10,174

United Kingdom	1,657	56,453	566	-	701

International	421	6,586	124	439	408

Asset Management	-	-	-	-	-

Holding and other activities	-	-	-	-	-

Eliminations	(180)	(6,029)	(57)	-	(32)

Total	8,937	184,255	3,545	439	11,251
The numbers included in Schedule III are based on IFRS and excludes the proportionate share in Aegon’s joint ventures and Aegon’s associates.

Amounts in EUR million	Investment income 1)	Insurance service expenses	Other operating expenses

2023

Americas	3,461	9,578	2,148

United Kingdom	2,362	406	353

International	86	275	93

Asset Management	2	-	440

Holding and other activities	90	-	85

Eliminations	(6)	(33)	(158)

Total	5,995	10,226	2,961

2022

Americas	3,365	10,324	1,916

United Kingdom	1,940	443	287

International	187	350	103

Asset Management	-	-	437

Holding and other activities	2	-	155

Eliminations	(5)	(20)	(187)

Total	5,490	11,097	2,712

1	Sum of Interest revenue on financial instruments calculated using the effective interest method, Interest revenue on financial instruments measured at FVPL and Other investment income.

Annual Report on Form 20-F 2023 | 387

About Aegon Governance and risk management Financial information Sustainability information

Schedule IV
Reinsurance

Amounts in EUR millions	December 31, 2023	December 31, 2022

Life insurance in force

Gross amount	813,550	905,455

Ceded to other companies	(366,577)	(541,793)

Assumed from other companies	273,421	342,375

Net amount	720,394	706,037

% of amount assumed to net	38%	48%

Net insurance revenue & insurance service expenses

Net insurance revenue & insurance service expenses - Life	(121)	188

Net insurance revenue & insurance service expenses - Non life	281	(33)

Total net insurance revenue & insurance service expenses	160	155

Net income / (expenses) on reinsurance held

Net income / (expenses) on reinsurance held - Life	221	306

Net income / (expenses) on reinsurance held - Non life	(39)	(31)

Total net income / (expenses) on reinsurance held	182	275

 388  |  Annual Report on Form 20-F 2023

Schedule V

Schedule V
Valuation and qualifying accounts

Amounts in EUR millions	2023	2022

Loss allowance on January 1	(287)	(364)

Impact on year end ECL of exposures transferred between stages during the year	(5)	(69)

Financial assets derecognized during the period	74	103

New financial assets originated or purchased	(26)	(56)

Change in models	(28)	30

Net exchange differences	9	(15)

Transfers to disposal groups	-	84

Loss allowance on December 31	(263)	(287)

ECL per asset type

Mortgage loans	(26)	(12)

Debt securities	(237)	(276)

Total ECL on December 31	(263)	(287)

Impairment charge in P&L of IFRS 9 instruments and non-financial assets

Mortgage loans measured at amortized cost	(15)	10

Debt securities measured at FVOCI	(44)	(108)

Other	(60)	(41)

Net impairment charge in P&L	(119)	(138)
Auditor information

∎	Auditor Name: PricewaterhouseCoopers Accountants N.V.
∎	Auditor Firm Id: PCAOB ID 1395
∎	Auditor Location: Amsterdam, the Netherlands

Annual Report on Form 20-F 2023 | 389

About Aegon Governance and risk management Financial information Sustainability information

Auditor’s report on
the Annual Report on Form
20-F
Report of Independent Registered Public Accounting Firm
To the Board of Directors of Aegon Ltd.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statement of financial position of Aegon Ltd. and its subsidiaries (the “Company”) as of December 31, 2023, 2022 and January 1, 2022, and the related consolidated income statement, consolidated statement of changes in equity, and consolidated cash flow statement for each of the three years in the period ended December 31, 2023, including the related notes and the financial statement schedules listed in the index appearing under the section Other Financial Information (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023, 2022 and January 1, 2022 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for insurance contracts in 2023.
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
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary

 390  |  Annual Report on Form 20-F 2023

Auditor’s report on the Annual Report on Form 20-F

to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
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
Valuation and accounting of the stake in a.s.r.
As described in Note 21, ‘Investments in joint ventures and associates’, note 42, ‘Companies and business acquired and divested’ and note 43, ‘Group companies’ to the consolidated financial statements, on July 4, 2023, Aegon completed the combination of its Dutch pension, life and non-life insurance, banking, and mortgage origination activities with ASR Nederland N.V. (a.s.r.) which resulted in Aegon receiving cash of EUR 2.2 billion and a 29.99% ownership interest in the combined entity. In conjunction with this transaction the Company also recorded EUR .12 billion of goodwill and EUR 2.6 billion related to the carrying value of a.s.r. as of December 31, 2023. The accounting for the acquisition of this stake in a.s.r. involves significant judgement over the fair value of assets and liabilities (including insurance contract liabilities) and identification of acquisition related intangibles. In addition, the consistency of accounting policies between Aegon and a.s.r. required assessment by management and, if needed, alignment to enable Aegon to report on the basis of the equity method of accounting.
The principal considerations for our determination that performing procedures relating to the Valuation and accounting of the 29.99% stake in a.s.r. is a critical audit matter are (i) there was significant judgment by management when determining these estimates, which in turn led to a high degree of auditor judgment and subjectivity in evaluating the audit evidence relating to the valuation of the stake in a.s.r. (ii) significant audit effort was necessary in evaluating the audit evidence relating to the aforementioned significant assumptions ; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing procedures and evaluating the audit evidence obtained.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of the stake in a.s.r., including both IFRS and SII impacts. These procedures also included, among others,(i) obtaining an understanding of the transaction rationale, the business case driving the transaction and the regulatory perspective on the transaction, (ii) addressing the appropriateness of the methodology and assumptions used in the fair valuation of the assets and insurance contract liabilities by reference to industry data, (iii) assessing the appropriateness of the data, assumptions and methodologies applied in the recognition and valuation of the identified intangibles and contingent liabilities, (iv) assessing the amortization scheme for the recognized intangibles based on the expected useful life of the intangibles, (v) testing the disclosed consideration transferred and resulting goodwill based on underlying evidence, (vi) evaluating possible impairment triggers and adjustments to the goodwill resulting from the initial acquisition accounting and we evaluated such triggers that may require consideration for the valuation at year-end,
(vii) in relation to the equity method of accounting, we obtained an assessment and determination from management bridging the gaps between a.s.r. accounting policies to Aegon accounting policies, viii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing procedures and evaluating the audit evidence obtained.
Valuation of certain assets and liabilities arising from insurance contracts
As described in Note 2, ‘Material accounting policy information’, note 3, ‘Critical accounting estimates and judgment in applying accounting policies’, note 6, ‘Insurance revenue’, and note 29 ‘Insurance contracts, reinsurance contracts held and investment contracts with discretionary participating features’ to the consolidated financial statements, the Company had reinsurance contract assets of EUR 16.6, 16.9, and 21.3 billion, insurance contract assets of EUR 0.19, .04, and .11 billion, insurance contract liabilities of EUR 177.5, 176.1, and 290.1 billion and investment contract liabilities with discretionary participating features of EUR 21.6, 21.1, and 27.4 billion as of December 31, 2023, December 31, 2022, and January 1, 2022, respectively (collectively, ‘certain assets and liabilities arising from insurance contracts’). Management’s estimation of the valuation of certain assets and liabilities arising from insurance contracts is developed using IFRS 17, ‘Insurance Contracts’ which became effective for the annual

Annual Report on Form 20-F 2023 | 391

About Aegon Governance and risk management Financial information Sustainability information reporting of the Group as from January 1, 2023. For IFRS 17, the measurement of the insurance contracts is primarily performed applying a model that estimates the present value of future best estimate cash flows that will arise as these contracts are fulfilled, which includes an explicit risk adjustment and a contractual service margin reflecting unearned profits. The estimates are to be current, unbiased and probability weighted incorporating all available information in a way that is consistent with observable market data. The prescribed modifications are applied for contracts with direct participation features and for reinsurance contracts held. For certain short-term contracts, Aegon applies the premium allocation approach. The non-economic key assumptions used in measuring the liabilities for insurance contracts relate to mortality, morbidity, future expenses, surrender, lapse, and utilization rates. Given the magnitude of the insurance contract liabilities, a change in non-market observable inputs (especially mortality and morbidity) could have a significant effect on the contractual service margin (CSM) and/ or the best estimate of liabilities (BEL).
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
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of certain assets and liabilities arising from insurance contracts, including controls over the development of significant assumptions. These procedures also included, among others, testing the governance, model development, and modelling methodology for the most significant portfolios together with our modelling specialists, performing risk-based testing of models, including challenging the Group’s significant assumptions, testing of management’s validation and integrity checks on the data used as input for the significant assumptions and the inputs into the valuation models, and the involvement of professionals with specialized skill and knowledge to assist in testing management’s process for determining the valuation of certain assets and liabilities arising from insurance contracts, which included (i) evaluating the appropriateness of the models used in the valuation of certain assets and liabilities arising from insurance contracts, and (ii) evaluating the reasonableness of the aforementioned significant assumptions.
/s/ PricewaterhouseCoopers Accountants N.V.
Amsterdam, the Netherlands
April 3, 2024
We have served as the Company’s auditor since 2014.

 392  |  Annual Report on Form 20-F 2023

Additional information
394	Overview of Americas
401	Overview of United Kingdom
405	Overview of International
410	Overview of Asset Management
413	Risk factors Aegon Ltd.
436	Compliance with regulations
437	Property, plant and equipment
438	Employees and labor relations
439	Group dividend policy
440	The offer and listing
441	Memorandum and Bye-Laws
444	Differences between Bermuda and US company laws
445	Material contracts
446	Exchange controls
447	United States tax consequences to holders of shares
451	Principal accountant fees and services
452	Purchases of equity securities by the issuer and affiliated purchasers
453	Cybersecurity

Annual Report on Form 20-F 2023 | 393

About Aegon Governance and risk management Financial information Sustainability information

Overview of Americas

Aegon Americas operates primarily in the United States and also in Canada.

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

Transamerica is a leading life insurance company in the United States, and the largest of Aegon’s operating units worldwide. Transamerica employs approximately 6,600 people, and its businesses in the United States serve customers in all 50 states, the District of Columbia, Puerto Rico, the US Virgin Islands, and Guam. The company’s primary offices are in Cedar Rapids, Iowa; Denver, Colorado; and Baltimore, Maryland. There are additional offices located throughout the United States.

Organizational structure

Transamerica Corporation is the holding company for Aegon’s US and Canadian operations, and all US and Canadian business is conducted through its subsidiaries. Transamerica entities collectively have operating licenses in every US state, in addition to the District of Columbia, Puerto Rico, the US Virgin Islands, and Guam.

Transamerica provides customer solutions that are easy to understand. They address the full range of customers’ financial protection and savings needs at every stage of life. Moreover, Transamerica leverages its brand strength, expertise, and capabilities to fulfill Aegon’s purpose of helping people live their best lives.

Transamerica is organized into two business divisions: Individual Solutions and Workplace Solutions. Individual Solutions offers life insurance, annuities, and mutual funds to retail customers. Workplace Solutions offers retirement plan record-keeping, advisory services, employee benefits (life insurance and supplemental health insurance), group annuities, collective investment trusts, health savings and flexible savings accounts, individual retirement accounts, and stable value solutions to employers and their employees. Transamerica offers these product lines, described in greater detail below, through several distribution and sales channels and delivers insurance primarily through one of its key insurance subsidiaries Transamerica Life Insurance Company and, in New York, Transamerica Financial Life Insurance Company.

Transamerica’s businesses are classified as either Strategic Assets or Financial Assets.

Strategic Assets are those considered to have a greater potential for an attractive return on capital and growth. In Individual Solutions, Transamerica focuses on select life insurance and investment products, including term life insurance, final expense whole life insurance, indexed universal life insurance, mutual funds, and registered index-linked annuities (RILAs). In Workplace Solutions, Transamerica focuses on small- to mid-sized retirement plan administration, employee benefits, general account, separate account, and synthetic GIC stable value solutions, and the Transamerica Advice Center. It also continues to operate in the retirement plan administration market for large employers. In addition, Workplace Solutions provides value-added services, such as Managed Advice® and its proprietary investment solutions.

Several Transamerica product lines are considered Financial Assets. Financial Assets are capital intensive assets with relatively low returns on capital. In Individual Solutions, these are variable annuities; standalone individual long-term care (LTC) insurance; secondary guarantee universal life insurance; and fixed annuities. Universal life and single premium group annuities (SPGA) were added to the scope of Financial Assets in June 2023 at Capital Markets Day. Transamerica generally ceased new sales of these products in the first half of 2021 or earlier. New sales for Financial Assets will be limited, if any, and focused on products with higher returns and a moderate risk profile. In October 2022, Transamerica Life Bermuda (TLB) reinsured its closed block of universal life (UL) insurance with Transamerica. Transamerica will manage this block as a Financial Asset, while TLB will continue to write new business on a selective basis.

 394  |  Annual Report on Form 20-F 2023

Overview of Americas

Overview of sales and distribution channels

Transamerica offers products and services through affiliated and non-affiliated distributors to meet customer needs and provide guidance to its customers. Individual Solutions supports individual customers, whereas Workplace Solutions supports individuals primarily through their employers.

Individual Solutions

Transamerica’s Individual Solutions division products are sold through three primary distribution channels. The wholesale distribution channel consists of wholesale agreements with banks and wirehouses through our wholesale broker dealer, Transamerica Capital Inc (TCI). The brokerage distribution channel offers product solutions through independent insurance producers. The affiliated retail agency and broker dealer channel comprises of World Financial Group (WFG), Transamerica Agency Network (TAN) and Transamerica Financial Advisors (TFA), who serve clients primarily in the middle market.

World Financial Group (WFG) is an affiliated insurance distribution network of around 74,000 agents who offer both Transamerica and third-party products. WFG provides differentiated access to the underserved and fast-growing middle market through a large and diverse agent force. WFG empowers agents to engage people in their local communities through financial education.

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

Overview of business lines

Individual Solutions

Life Solutions

Transamerica offers a portfolio of protection solutions to customers in a broad range of market segments. Life insurance products include term life, indexed universal life, and whole life insurance. Legacy universal life products are managed as Financial Assets.

Term life insurance

Term life insurance provides death benefit protection without cash value accumulation. Benefits are paid to policy beneficiaries in the event of the death of the insured during a specified period. Living benefit riders that provide accelerated benefits for an insured’s critical illness or chronic condition are available on term life insurance.

Indexed universal life insurance

Indexed universal life (IUL) insurance provides death benefit protection until the policy maturity age and cash value accumulation with flexible premium payments. What distinguishes it from other types of permanent life insurance is the way in which interest earnings are credited. Net premiums may be allocated to either a fixed account or indexed accounts. Indexed accounts credit interest based in part on the performance of one or more market indices. The credited interest is based on the index, but with a floor and a cap. IUL offers both market-paced growth potential in the indexed accounts and downside protection. LTC riders and other living benefit riders are available on IUL products.

Whole life insurance

Whole life (WL) insurance provides death benefit protection until the policy maturity age provided that the required premiums are paid, while accumulating cash values based on statutory requirements. Premiums are generally fixed and usually payable over the life of the policy. Among the WL insurance products offered is final expense WL insurance, which is intended to cover the insured’s medical bills and burial expenses.

Universal life insurance

Universal life (UL) insurance is flexible life insurance that offers death benefit protection until the policy maturity age together with the potential for cash value accumulation. After the first few years, there is usually no set premium. The policyholder can adjust the frequency and amount of premium payments, as long as sufficient premiums are accumulated in the policy’s account value to cover charges in the month that follows, which are called “monthly deductions.” Some versions of this product, which are not actively sold, have “secondary guarantees.” These maintain life insurance coverage even when the cash

Annual Report on Form 20-F 2023 | 395

About Aegon Governance and risk management Financial information Sustainability information value is insufficient, as long as the customer pays a specified minimum premium. The UL block with secondary guarantees is managed as a Financial Asset.

Variable universal life insurance

Variable universal life (VUL) insurance is life insurance that offers death benefit protection until the policy maturity age and cash value accumulation potential with financial market participation. The premium amount for VUL insurance is flexible and may be changed by the policyholder within contract limits. Coverage amounts may change as well. The investment feature usually includes ”sub-accounts,” which provide exposure to underlying investments, such as stocks and bonds. This exposure increases cash value return potential but also the risk of additional premium requirements or lower coverage amounts in comparison with a traditional, non-variable life insurance policy. Transamerica did not offer new sales of VUL insurance in 2023.

Accident and health

Transamerica Individual Solutions no longer actively offers supplemental health insurance and standalone LTC insurance.

Supplemental health insurance

Supplemental health insurance products include policies covering accidental death and dismemberment, accidental injury, cancer, critical illness, disability, hospital indemnity, Medicare supplement, retiree medical, dental, vision, and supplemental medical expense indemnity issued by affiliated and/or unaffiliated insurance companies. Supplemental health insurance products within Individual Solutions are managed as a closed in-force block.

Long-term care insurance

LTC insurance products are a category of health insurance and provide benefits to policyholders that require qualified LTC services when they are unable to perform two or more specified activities of daily living or develop a severe cognitive impairment. LTC insurance helps protect against the high cost of LTC services, and it may also help families better manage the financial, health, and safety issues associated with persons requiring LTC. Transamerica offers an LTC rider on certain life insurance products and stopped offering standalone LTC products in 2021. Transamerica manages the standalone LTC insurance business as a Financial Asset.

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

A CIT is a pooled investment fund, held by a bank or trust company, including Transamerica Trust Company, and is generally available only to certain types of retirement plans and other institutional investors. Transamerica serves as the advisor to some of the CITs it offers, which focus on several different asset classes including US equity, international equity, and fixed income. Transamerica also leverages the portfolio management expertise of asset managers across the industry.

Annuity Solutions

Registered Index-Linked Annuities

Transamerica began selling registered index-linked annuities (RILAs) in the second quarter of 2022. RILAs offer tax-deferred long-term savings options that limit exposure to downside risk and provide the opportunity for growth. RILAs provide the opportunity for growth based, in part, on the performance of stock market indices. RILAs offer tax-deferred growth potential, annual free withdrawal amounts, and an option to convert the annuity into a stream of income for retirement or for other long-term financial needs. RILA owners do not invest directly in the underlying index. Premiums are invested at Transamerica’s discretion as outlined in the contract and the RILA owner receives index-linked crediting, which can be positive or negative. The owner accepts a level of risk of market loss in exchange for higher upside potential.

 396  |  Annual Report on Form 20-F 2023

Overview of Americas

Variable Annuities

Variable Annuities (VAs) allow the contractholder to accumulate assets for retirement on a tax-deferred basis and to participate in equity or bond market performance. Optional guarantees, are offered through riders that can be added to a contract for an additional fee. VA riders include: guaranteed minimum death benefits (GMDBs) and guaranteed living benefits (GLBs). GMDBs provide a guaranteed benefit in the event of the annuitant’s death. GLBs provide a measure of protection against market risk while the annuitant is living. Different forms of GLBs are available, offering a guaranteed income stream for life and/or guaranteeing principal protection. While Transamerica continues to offer certain VAs, it discontinued sales of VAs with significant interest rate sensitive living and death benefits in the first quarter of 2021 and now manages that business as a Financial Asset.

Fixed Annuities

Fixed annuities allow the contractholder to accumulate assets for retirement on a tax-deferred basis through periodic interest crediting and principal protection. Transamerica stopped new sales of fixed and fixed indexed annuities in the first quarter of 2021. Premium additions on inforce fixed annuities are allowed in some contracts. Transamerica stopped receiving premium deposits on fixed annuities after the second quarter of 2022. Fixed annuities are managed as a Financial Asset.

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

Plan sponsors have access to a wide array of investment options, including CITs offered by Transamerica Trust Company and stable value group annuity contracts offered by Transamerica Life Insurance Company or Transamerica Financial Life Insurance Company. Tools are provided to help plan participants monitor their retirement accounts and engage in behavior to stay on track toward a funded retirement. Managed Advice® is a managed account option that plan sponsors can make available to participants that provides investment advice to participants using the plan’s slate of funds.

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

Annual Report on Form 20-F 2023 | 397

About Aegon Governance and risk management Financial information Sustainability information

Competition

The US marketplace is highly competitive. Transamerica’s competitors include other large insurance carriers, in addition to certain banks, securities brokerage firms, investment advisors, and other financial intermediaries marketing insurance, annuities, and mutual funds.

In individual life insurance, leading competitors include Pacific Life, Lincoln National, Prudential Financial, John Hancock, National Life, Nationwide, and Corebridge Financial. Competitors for supplemental health include a wide range of companies and company types based on the nature of the coverage including Aflac, MetLife, Colonial Life, Allstate, Unum, and Guardian Life.

In the RILA market, the largest issuers are Equitable, Brighthouse Financial, Prudential Financial, Allianz, and Lincoln National.

Some of Transamerica’s main competitors in the mutual fund market include John Hancock, Hartford Funds, Lord Abbett, PGIM, and American Century.

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

State regulation

The Transamerica insurance companies are licensed as insurers and are regulated in each US state and jurisdiction in which they conduct insurance business. The insurance regulators in each state carry out their mission by providing oversight in the broad areas of consumer protection, market conduct and financial solvency.

Transamerica’s largest insurance company, Transamerica Life Insurance Company, is domiciled in Iowa, and the Iowa Insurance Division exercises principal regulatory jurisdiction over it. Iowa is Transamerica’s designated lead state, giving Iowa a coordinating role in the collective supervision of Transamerica’s insurance entities.

In the areas of licensing and market conduct, states grant or revoke licenses to transact insurance business, regulate trade, advertising and marketing practices, approve policy forms and certain premium rates, review and approve new products and features, and certain rates prior to sale, address consumer complaints, and perform market conduct examinations on both a regular and targeted basis.

In the area of financial regulation, state regulators implement and supervise statutory reserve and minimum risk-based capital requirements. Insurance companies are also subject to extensive reporting requirements, investment limitations, and required approval of significant transactions. State regulators conduct extensive financial examinations of insurers every three to five years.

State regulators have the authority to impose a variety of corrective measures, including the revocation of an insurer’s license, and financial penalties for failure to comply with applicable regulations. All state insurance regulators are members of the National Association of Insurance Commissioners (NAIC), a non-regulatory industry association that works to achieve uniformity and efficiency of insurance regulation across the United States and US territories.

Recent state-level regulatory developments that impact Transamerica include new NAIC rules that allow negative interest maintenance reserves (IMR), up to 10% of statutory surplus, to be admitted. The IMR is a mechanism that defers the recognition of interest-related capital gains or losses. Recent interest rate increases have led to negative IMRs, which historically have not been admitted. The new rules could give companies greater investment flexibility.

 398  |  Annual Report on Form 20-F 2023

Overview of Americas

The NAIC and states are also reviewing investment-related and reinsurance-related factors connected with structural shifts in the insurance industry. Investment-related initiatives focus on the regulatory treatment and oversight of private, complex, structured, and/or illiquid assets, which have been used increasingly to generate competitive investment yields. Regulators are focusing on whether regulatory risk capital charges are appropriate and whether the risks of these assets are appropriately considered. The reinsurance-related issues focus on the collectability of asset-intensive offshore reinsurance, which is frequently used to optimize capital management.

Other emerging state issues that may impact Transamerica include an NAIC project to replace the economic scenario generator that is used to calculate prudential provisions for VAs and other products. The new scenario generator will also be used to project “C-3 Phase 1” capital requirements for fixed annuities. Separately, the Interstate Insurance Compact is finalizing a product standard for RILAs, which will allow RILAs that meet certain design standards to be sold in most states after a single Compact approval. Finally, state regulators are also working to standardize approaches to state reviews of long-term care rate increase requests.

Federal regulation

Although the insurance and retirement-related directed trustee and CIT business is primarily regulated at state level, securities products, and retirement plans products and services are also subject to federal regulation by the Securities and Exchange Commission (SEC) and the Department of Labor (DOL), respectively.

Variable life insurance, VAs (including RILAs) and mutual funds offered by Transamerica are subject to regulation under the federal securities laws administered and enforced by the SEC. The distribution and sale of SEC-registered products by broker-dealers is regulated by the SEC, the Financial Industry Regulatory Authority (FINRA), and state securities regulators. Broker-dealers and their representatives are subject to the SEC’s Regulation Best Interest (Regulation BI), which establishes a “best interest” standard of conduct for broker-dealers when making a recommendation to a retail customer and requires potential conflicts of interest to be disclosed. Several states have adopted an NAIC model law that imposes similar standards as Regulation BI for the sale of fixed annuities. A number of Transamerica companies are also registered as investment advisors. Investment advisors owe a fiduciary duty to clients and are regulated by the SEC.

There are a number of pending US federal regulatory proposals with respect to financial services. For example, the DOL has proposed a new definition of who should be considered an “investment advice fiduciary,” as well as another proposal to determine whether a worker should be considered an independent contractor or employee. Similarly, the SEC has proposed new rules concerning the climate risk disclosure obligations of corporate issuers and asset managers as well as the use of predictive data analytic tools (see below). There is no certainty whether or in what form these regulatory proposals might be finalized.

Information security and privacy regulation

Transamerica’s businesses are regulated with respect to information security, data breach response, privacy, and data use at both the federal and state levels. At the federal level, various Transamerica companies are subject to the Gramm-Leach-Bliley Act (GLBA), the Fair Credit Reporting Act (FCRA), and the Health Insurance Portability and Accountability Act (HIPAA), among other laws. At the state level, the various departments of insurance typically administer a series of privacy and information security laws and regulations that impact several Transamerica businesses. In addition, in recent years numerous state legislatures have passed or have attempted to pass additional, more broad-based general consumer privacy laws, such as the California Consumer Privacy Act, and the California Privacy Rights Act, which will be administered by the newly formed California Privacy Protection Agency. Additional laws and regulations with respect to these topics are also anticipated to be promulgated and to go into effect in the coming years, and they may be administered by new or different state agencies or by the Offices of State Attorneys General. For example, New York Department of Finance Services (NYDFS) amended its Part 500 Cybersecurity Rules to adopt heightened information security requirements in relation to areas such as cybersecurity governance, cybersecurity risk assessments, and incident reporting. Implementation of the Amendment will occur in 2024 and 2025 consistent with NYDFS requirements and guidance. The White House, SEC, and other regulators have also increased their focus on companies’ cybersecurity vulnerabilities and risks, including in relation to third-party service providers. The SEC has recently adopted the Cybersecurity Risk Management, Strategy, Governance, and Incident Disclosure by Public Companies on July 26th, 2023 (“The Rule”). The Rule enhances and standardizes disclosures for public companies with regards to their cybersecurity risk strategy, management and governance. The Rule also requires the reporting of a cybersecurity incident within four business days of determining that an incident is deemed material. The new rules also establish disclosure requirements for Foreign Private Issuers (FPIs) parallel to those for domestic insurers in the Form 8-K and Form 10-K.

Annual Report on Form 20-F 2023 | 399

About Aegon Governance and risk management Financial information Sustainability information

The SEC has further proposed rules regarding cybersecurity requirements that apply to registered investment advisors and funds. The proposed rules would, among other things, require broker-dealers and investment advisers to eliminate or neutralize the effect of certain conflicts of interest associated with their use of artificial intelligence and other technologies that optimize for, predict, guide, forecast or direct investment-related behaviors or outcomes that could potentially have an impact to Transamerica and Aegon reporting. In addition, on December 4, 2023, the National Association of Insurance Commissioners adopted a model bulletin on regulatory expectations for the use of artificial intelligence system by insurers, following Colorado’s finalization of a similar regulation earlier in the year and in advance of possible state-by-state activity in 2024.

 400  |  Annual Report on Form 20-F 2023

Overview of United Kingdom

Overview of United Kingdom

Aegon UK is a leading investment platform in the United Kingdom, providing a broad range of savings, investment and retirement solutions products to individuals, advisers, and employers.

Aegon UK accesses customers through the Workplace and Retail financial advisers and has a leading position in each channel.

Aegon UK’s focus is on growing its Workplace and Retail channels, and on retaining customers in its traditional insurance book. It is viewed as a Strategic Asset, which Aegon plans to invest in with a view to growing the customer base, improving customer retention, and growing margins.

It employs over 2,500 people and its main offices are in Edinburgh, London, Peterborough, and Witham.

Organizational structure

Aegon UK plc is Aegon’s holding company in the United Kingdom. It was registered as a public limited company in December 1998. The leading operating subsidiaries, which all operate under the Aegon brand, are:

•	Scottish Equitable plc
•	Cofunds Limited
•	Aegon Investment Solutions Limited
•	Aegon Investments Limited
•	Origen Financial Services Limited

Overview of business Lines

Aegon UK operates a modern fee-based investment “platform” business along with a “traditional insurance” business.

Aegon UK’s platform business delivers a range of propositions through Workplace and Retail channels, together with an institutional trading platform business. This is supported by an investment solutions capability that allows customers to invest in proprietary Aegon funds, driving additional fee margin.

Aegon UK’s traditional insurance business consists of older products that are no longer actively marketed. It actively trades with over 4,000 adviser firms and around 10,000 employers giving it 4 million customers and GBP 203 billion assets under administration (AUA) as at 31 December 2023.

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

Workplace channel

The Workplace channel provides UK-based employers with Workplace pensions and savings schemes. It allows Aegon UK to participate in the strongly growing auto-enrolment market by delivering a market leading financial wellbeing proposition. This has allowed Aegon UK to cost effectively acquire around 280,000 individual customer relationships on average over the last 3 years.

Annual Report on Form 20-F 2023 | 401

About Aegon Governance and risk management Financial information Sustainability information

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

At the heart of this is Aegon UK’s employee digital portal providing a personalized customer experience. This provides tools to enable employees to make more informed decisions. The portal also links into the wider engagement activities such as seminars in the workplace, and online tools that help customers consolidate assets held elsewhere, increase their savings, and transition into retirement.

Aegon UK is investing in two key areas:

•	Personalized Member Experience – A series of developments to enhance its employee digital portal and app starting with the launch of a new digital financial education platform supported by live television events from Pension Geeks. This is being followed by a series of enhancements to digitize key journeys and enhance the tools/support provided to customers and supported by the launch of its new website.
•	Environmental, social, and governance (ESG) Integration – ESG is now integrated within its Workplace default investments with c. GBP 23.4 billion of assets on December 31, 2023 in strategies that include screens and optimization techniques to enhance ESG characteristics (2022: c. GBP 15.6 billion). To support its net zero commitment across its workplace default estate by 2050, Aegon UK has also published its transition plan to achieve this target. The transition plans include short and medium-term targets, including 50% reductions in scope 1 and scope 2 greenhouse gas emissions by 2030 and a commitment to invest GBP 500 million in climate solutions by 2026.

Retail channel

The Retail channel provides financial advisers and other institutions access to long-term savings and retirement products, through an open architecture investment platform. It aims to capitalize on the strong demand for advice, especially within the growing affluent population nearing and in retirement.

Aegon UK offers a comprehensive proposition allowing advisers to manage their clients’ long-term investments by offering equity trading, and a choice of over 4,000 investment options. Aegon UK is continuing to develop a strong range of own brand investment solutions and plans to extend them in 2024.

Aegon UK provides a technology platform that supports advisers and their customers in managing their finances and is integrated with the back offices of the advisers. The aim is to create a primary platform relationship, which positions Aegon UK to receive the majority of new business flows from the adviser partner.

Over 4,000 adviser firms have placed business with Aegon UK in the last year across a wide range of business models. These include leading wealth management firms such as Chase De Vere, financial services networks, and execution-only brokers.

Nationwide Building Society has been an important partner for Aegon UK since the relationship was established in 2017. An important dimension of the Nationwide partnership is the inclusion of Aegon UK’s own investment solutions.

Aegon UK’s investment in the Retail channel focuses on transforming the user experience and core journeys for the core Aegon Retirement Choices/Aegon One Retirement offerings – this has been developed over the last two years and has been rolled out to advisers and customers during 2023 with a series of improvements planned for 2024 to build on this new offering.

Own-Advice channel

Aegon UK has an established advisory business in Origen, Financial Services Limited (Origen), providing independent advice directly to high-net-worth clients.

In 2023 Aegon agreed a transaction with the Nationwide Building Society which concluded on 1 February 2024. The agreement extends the existing product manufacturing partnership with the transfer of c. 300 staff to Origen along with the agreement of a new introducer arrangement for those advisers to continue to provide services to Nationwide customers.

 402  |  Annual Report on Form 20-F 2023

Overview of United Kingdom

Protection channel

In 2023, Aegon UK closed its protection channel to new business and sold the business to Royal London. The sale requires a court sanctioned transfer of the customers to be arranged and the legal process is expected to conclude in the second half of 2024.

Institutional channel

Aegon UK participates in the institutional market in two areas where investment trading capability is provided to other parties who provide policy administration to the end-client:

•	An institutional trading platform which powers 25 of the UK’s leading platforms, wealth management firms, and investment houses (for example Brooks Macdonald and Charles Stanley).
•	An investment-only proposition for Workplace pension schemes, which provides access to insured funds for approximately 120 clients.

UK Stewardship Code and Mansion House Compact agreement

During 2023, Aegon UK was accepted as a signatory to the Financial Reporting Council’s UK Stewardship Code. Being accepted to join the UK Stewardship Code is a significant achievement, and further demonstrates Aegon UK’s commitment to become one of the top 25% responsible businesses in the United Kingdom by 2025. The UK Stewardship Code is a set of voluntary principles that aim to improve the quality of stewardship practices by asset owners, managers and service providers. To become a signatory, organizations must clearly demonstrate that they have exercised effective stewardship over the previous 12 months through good governance and active engagement which has helped to generate long-term positive impacts for the economy, the environment, and/or society. For a summary and copy of our Responsible Investment and Stewardship Report 2022, please see here.

Also during 2023 Aegon UK became a founding signatory of the Mansion House Compact agreement. The Compact is a voluntary, industry-led expression of intent to take meaningful action to secure better outcomes for UK pension savers through increased investment in unlisted equities. In line with the Compact’s intention, Aegon UK is committing to increasing the proportion of the pension assets it manages for clients which are invested in unlisted equities. The target is to allocate at least 5% of defined contribution default funds to unlisted equities by 2030, importantly in a way that is consistent with acting in the best interests of its pension scheme members.

Competition

Aegon UK is well positioned for growth, possessing leading positions in the markets it operates in with strong growth potential.

Aegon UK is unique in the way it supports intermediaries wishing to operate across channels providing an end-to-end customer experience.

In the Workplace market, Aegon UK provides employee benefits, engagement, and scheme governance. Competitors include Aviva, Legal & General and Willis Towers Watson.

In the Retail market, Aegon UK aims to become the “primary platform” for intermediaries. Competitors include Aviva, Quilter and Abrdn.

Regulation and supervision

All relevant Aegon UK companies based in the United Kingdom are either: authorized by the Prudential Regulation Authority (PRA) and regulated by the Financial Conduct Authority (FCA) and the PRA; or authorized and regulated by the FCA, dependent on firm type. The PRA is responsible for the prudential regulation of deposit takers, insurers, and major investment firms. The FCA is responsible for regulating firms’ conduct in Retail and Wholesale markets. It is also responsible for the prudential regulation of those financial services firms that do not come under the PRA’s remit.

Scottish Equitable plc is authorized by the PRA and is subject to prudential regulation by the PRA and conduct regulation by the FCA. Every life insurance company licensed by and/or falling under the supervision of the PRA must file audited regulatory reports at least annually. These reports are primarily designed to enable the PRA to monitor the solvency of the insurance company, and include a (consolidated) balance sheet, a (consolidated) income statement, a breakdown of the Solvency Capital Requirements, extensive actuarial information, and detailed information regarding the investments of the insurance company. Aegon UK is also subject to group supervision at the level of Aegon UK plc under the UK Solvency II regulations.

Annual Report on Form 20-F 2023 | 403

About Aegon Governance and risk management Financial information Sustainability information

The Aegon Master Trust is subject to regulatory oversight by The Pensions Regulator as a result of the United Kingdom’s exit from the EU.

Following the United Kingdom’s exit from the European Union, financial regulation derived originally from EU legislation has been retained by the United Kingdom. The UK Government and Regulators have reviewed the UK Regulatory Framework and are moving to a model in which UK Regulators lead on developing regulatory requirements for financial services firms. The UK Regulators are accountable to, and scrutinized by, HM Treasury and Parliament. The Edinburgh Reforms announced by the UK Government in December 2022 aim to drive growth and competitiveness in the financial services sector. The reforms include repealing and reforming EU law using powers within the Financial Services and Markets Bill to build a regulatory framework for the UK. The first tranche of reforms was implemented with effect from 31 December 2023, including the reform of the Risk Margin. Further tranches of reforms are planned for implementation in 2024.

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

Since the introduction of Solvency II on January 1, 2016, Scottish Equitable plc has been using the Aegon’s Partial Internal Model (PIM) to calculate its solo solvency position. Following the end of the Brexit transition period, the PRA approved the use of the existing PIM for the calculation of the solo regulatory solvency requirements of Scottish Equitable plc. Scottish Equitable plc uses the Matching Adjustment in the calculation of the technical provisions for its annuities and uses the Volatility Adjustment in the calculation of the technical provisions for the With-Profits business with investment guarantees.

Aegon UK plc uses the Aegon UK PIM to calculate Aegon UK’s group solvency position. The PRA approved the use of this model to calculate Aegon UK’s group solvency position, with effect from March 31 2023, following the introduction of group supervision at the level of Aegon UK plc as a result of the United Kingdom’s exit from the European Union.

Regulatory requirements for investment firms

Cofunds Limited, Aegon Investment Solutions Limited and Aegon Investments Limited apply requirements under the FCA’s Investment Firm Prudential Regime (IFPR). The IFPR rules establish minimum capital requirements as the higher of the Own Funds Requirement (OFR) and the Overall Financial Adequacy Requirement (OFAR). The OFR is the higher of the Fixed Overhead Requirement, the Permanent Minimum Requirement, or the “K-factor” requirement. Under the IFPR, the Internal Capital Adequacy and Risk Assessment (ICARA) process assesses the OFAR.

Information security and privacy regulation

Privacy regulations that impact Aegon UK currently are the UK General Data Protection Regulation (GDPR), Data Protection Act 2018, Privacy and Electronic Communications Regulations (PECR). The Data Protection and Digital Information Bill, which is in the process of going through UK Parliament, will amend all three of these regulations. As noted above, all relevant Aegon UK companies are either: authorized by the PRA and regulated by the FCA and the PRA; or authorized and regulated by the FCA. Therefore, in relation to Cyber Security, Aegon UK is subject to annual independent financial and Information Technology audits by both internal and independent third-party auditors. These address Aegon UK’s security controls and risk management.

 404  |  Annual Report on Form 20-F 2023

Overview of International

Overview of International

Aegon International includes partnerships in Spain & Portugal, China and Brazil as well as our high-net-worth (HNW) life insurance company Transamerica Life Bermuda (TLB), and some smaller ventures in Asia.

Aegon’s presence in the Spanish insurance market dates back to 1980. The activities in Spain (and Portugal) have developed largely through distribution partnerships with Spanish banks Banco Santander S.A. Operations in Asia were established in 2003, starting with a joint venture in China. Transamerica Life Bermuda (TLB) was established and incorporated in Hamilton, Bermuda in 2005. Its full-service branches in Hong Kong and Singapore were established in 2006.

In 2008, Aegon entered into a life insurance partnership in India. In July 2023, Aegon announced the sale of its 56% stake in its associate Aegon Life Insurance Company, to Bandhan Financial Holdings Limited.

In November 2020, Aegon announced an agreement to sell its Central & Eastern European operations (Hungary, Poland, Romania, and Turkey) to Vienna Insurance Group AG Wiener Versicherung Gruppe, as part of its strategy to focus on chosen markets. During the course of 2022, the transaction completed for all four businesses. This transaction closed over several stages, with the final stage completed in June 2023.

Since January 1, 2022, Mongeral Aegon Group (MAG Seguros) is reported as part of Aegon International. Aegon has a 59.2% of economic interest, including 50% of the voting common shares, in MAG Seguros. The joint venture was formed in 2009 with local traditional group Mongeral, which was founded in 1835.

Organizational structure

The key lines of business within Aegon International are China, Brazil, Spain & Portugal and TLB. The remaining business units are grouped in one category called “Others” for reporting purposes. The corresponding principal subsidiaries and affiliates (including Aegon’s ownership percentages, where relevant) are as follows:

Spain & Portugal:

•	Aegon España S.A.U. de Seguros y Reaseguros (Aegon España Insurance and Reinsurance)
•	Santander Generales Seguros y Reaseguros S.A. (Santander General Insurance and Reinsurance) (51%)
•	Santander Vida Seguros y Reaseguros S.A. (Santander Life Insurance and Reinsurance) (51%)
•	Aegon Santander Portugal Não Vida-Companhia de Seguros S.A. (Aegon Santander Portugal Non-Life Insurance Co.) (51%)
•	Aegon Santander Portugal Vida-Companhia de Seguros de Vida S.A. (Aegon Santander Portugal Life Insurance Co.) (51%)

China:

•	Aegon THTF Life Insurance Co., Ltd. (50%) in China

Brazil:

•	Mongeral Aegon Seguros e Previdência S.A. (59.2% and 50% voting rights)
•	Sicoob Seguradora de Vida e Previdência S.A. (29.6%)

TLB:

•	Transamerica Life (Bermuda) Ltd.

Other subsidiaries:

•	Aegon Insights Ltd.
•	Aegon Life Insurance Company Ltd. (56%) in India

Overview of sales and distribution channels

Aegon International distributes its products directly to consumers (online and/or physical branches) and via banks, brokers, (tied) agents, and other digital/ e-commerce partners.

The sales and distribution channel mix varies per country, reflecting the differences in the local insurance markets.

Annual Report on Form 20-F 2023 | 405

About Aegon Governance and risk management Financial information Sustainability information

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

Brazil: MAG Seguros

In Brazil, the joint venture has two major insurance companies generating revenue streams, MAG Seguros and Sicoob Seguradora. Together, they have 6.25 million clients in 2023. More than half of MAG Seguros’ annual new premium is sold by home-recruited individual brokers and market life insurance specialists, hosted in a proprietary environment called Sales Rooms. The independent investment agents are the second-largest distribution model, selling mostly term and whole life policies. The rest is spread among individual and/or group life products distributed through large brokerage firms, digital direct sales, and partners/cooperatives, including affinities and credit life in B2B2C models. Sicoob Seguradora distributes individual, group and credit life protection products in a bancassurance model through affiliate agencies to its cooperative associates.

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

Aegon Insights is a marketing, distribution, and administration services business operating in Asia Pacific. With changes in consumer preferences, in 2017 Aegon made the strategic decision to discontinue Aegon Insights’ and put it in run-off. In 2023 it sold its Japanese and Hong Kong operations, while continuing to provide services to the existing customer base in Australia.

India: Aegon Life

Since 2008, Aegon operates in India through its partnership with Bennett, Coleman & Co. Ltd. (BCCL). Our associate, Aegon Life Insurance Company, Ltd. (hereafter: Aegon Life) has a mobile and digital consumer model, working through large-scale digital partners since December 2020.

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

 406  |  Annual Report on Form 20-F 2023

Overview of International

TLB has a diversified suite of products tailored for HNW personal and business protection as well as wealth accumulation potential.

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

In India, Aegon Life offers Group term plans, individual term plans, and unit-linked life insurance plans. In July 2023, Aegon announced the sale of its 56% stake in its associate Aegon Life Insurance Company, to Bandhan Financial Holdings Limited.

In Brazil, most of the new businesses of MAG Seguros are individual life-risk products. The greater part of them are whole life or yearly renewable policies without cash value with riders such as temporary disability, critical illness, surgeries, or home services. Sicoob Seguradora sells individual and credit life policies. Both companies offer group life solutions for corporate markets.

Health insurance

Health insurance is primarily offered as riders on life insurance policies in Spain & Portugal and China and as a standalone health insurance in Spain and China.

In Spain, health insurance is offered through Aegon’s own channels and through Santander’s branches. Aegon collaborates with medical partners across the country. In Portugal, it is also offered through Santander Totta’s distribution network.

Aegon THTF offers various kinds of health insurance, such as short-term medical insurance, mainly through agencies, brokers, and group channels.

In Brazil, MAG Seguros has developed a segment within its life insurance operation called “Well being Pillar” aimed a target market of 100 million people underserved by public health and people that cannot afford a private health plan in Brazil. The main products offered are protection for disabilities – both permanent or temporary – critical illness, surgeries, services such as online medical consultations, and network of pharmacies discounts.

Pensions

In Brazil, the joint venture operates pensions throughout several strategies. It partners with existing pension funds and offers embedded life and disabilities insurance within the pension funds’ new enrollee application form. MAG Seguros is currently leader in this segment.

General insurance

Aegon España has been offering general insurance products, mainly household protection, unemployment, accident, dependency, and funeral insurance, since 2013 through its joint ventures with Banco Santander.

In Brazil, MAG Seguros launched in 2022 a new general insurance company called Simple2U under Brazil regulator’s sandbox. The startup offers a fully digital on-demand portfolio of home insurance and other items, primarily through B2B2C distribution partnerships.

Competition

Spain & Portugal

The Spanish insurance market is highly competitive. For traditional life, unit-linked variable life and pension products, the major competitors are retail bank-owned insurance companies. For health and general insurance products, the main competitors are both foreign and local companies. Aegon España is the exclusive provider of protection products to Banco Santander. The exclusive partnership also holds for Portugal. Key competitors for Aegon’s joint ventures with Banco Santander in Spain & Portugal are large traditional insurance companies.

China

From June 30, 2023, there were 91 life insurance companies in the market, including 64 domestic life companies and 27 foreign life insurers. Based on the gross written premium (GWP), Aegon THTF ranked forty-sixth among 74 companies that

Annual Report on Form 20-F 2023 | 407

About Aegon Governance and risk management Financial information Sustainability information have published their GWP data and fifteenth among foreign life companies in China. Aegon THTF’s market share among foreign life insurers was 2.0% in terms of total premium.

Brazil

In Brazil, MAG Seguros operates predominantly in life insurance. Although less than in the past, 65% of the market is still concentrated in bank-owned companies. With 11% of market share of the independent life insurance companies, the joint venture ended during the first semester of 2023 holding the third position in the ranking, behind Prudential (21.5%) and Icatu (13.6%). The asset management company MAG Investimentos is ranked number 65 in a market with 949 companies.

TLB

TLB’s competitors have mainly been other global life insurance providers such as, Manulife Bermuda, Sun Life Bermuda. The local subsidiaries of both Sun Life and Manulife, in addition to domestic insurers such as AIA, HSBC, Great Eastern, Singapore Life, Generali, AXA, and FWD, have also been developing competitive offerings for the HNW market segment.

Regulation and supervision

Spain & Portugal

In the European Union, a single insurance company may only be licensed for and conduct either a life insurance business or a non-life insurance business, not both.

State supervision and oversight of the insurance industry is conducted by the following bodies and institutions:

•	General Directorate of Insurance and Pension Funds (DGSFP) (Spain)
•	The Insurance and Pension Funds Supervisory Authority (ASF) (Portugal)

The authorities mentioned above promote consumer protection and have the right to investigate prudential activities and conduct, financial position and solvency, and compliance with all relevant laws.

In Spain, the pension system is supervised by DGSFP and governed by Law on Pension Funds and Plans approved by Royal Legislative Decree, and its implementing regulations.

China

In the first half of 2023, the National Administration of Financial Regulation (NAFR) was officially inaugurated in Beijing. The NAFR was established on the basis of the former China Banking and Insurance Regulatory Commission, which will comprehensively strengthen supervision.

During this period, the NAFR strengthened the supervision of products by lowering pricing interest rates, implementing new product information disclosure rules and clarifying the commission ceiling of bank insurance business. At the same time, the NAFR released regulations in order to optimize requirements of the company’s solvency management.

The regulation and legislation of the NAFR will further strengthen the governance system of financial institutions by carefully reviewing of shareholder qualifications and shareholder behaviors.

Brazil

In Brazil, Aegon has operations involving life insurance, non-life insurance, and supplementary private pension, as well as financial asset management and collection. Considering this portfolio of operations, the state supervision and oversight of Aegon’s companies is conducted by the following bodies and institutions:

•	Private Insurance Superintendence (SUSEP) (Insurance and Open Private Pension)
•	National Superintendence of Complementary Pensions (PREVIC) (Pension Funds)
•	The Brazilian Central Bank (BACEN) (Collection)
•	Securities and Exchange Commission (CVM) (Asset Management)

The authorities mentioned above have the right to investigate prudential activities and conduct, financial position and solvency, and compliance with all relevant laws.

 408  |  Annual Report on Form 20-F 2023

Overview of International

TLB

TLB is incorporated in Bermuda and regulated by the Bermuda Monetary Authority, the Regulator of the financial services sector in Bermuda. TLB has full-service branches which are registered and licensed in Hong Kong and Singapore, respectively. The Insurance Industry is regulated in Hong Kong by the Hong Kong Insurance Authority (HKIA) and in Singapore by the Monetary Authority of Singapore (MAS). Hong Kong’s Insurance Authority (IA) is currently developing Hong Kong risk-based capital (HK RBC), a risk-based capital regime that is consistent with core principles issued by the International Association of Insurance Supervisors (IAIS). Under this regime, the capital requirements of licensed insurers will be determined based on the level of risk faced by the insurer. Once in effect, HK RBC will significantly transform the current capital framework defined in the Hong Kong Insurance Ordinance (HKIO). TLB is advanced in its RBC developments.

Aegon Insights

A broad range of regulations apply to Aegon Insights’ activities. Depending on the precise nature of the activities undertaken and the form of business entity used in the jurisdictions in which Aegon Insights operates, relevant regulations include marketing/consultancy business licensing rules, insurance laws, and personal data protection laws. In addition, various regulators also keep oversight of activities undertaken by entities licensed by Aegon Insights. These regulators include the Australian Securities and Investments Commission in Australia.

India

Indian life insurance companies are regulated by the Insurance Regulatory and Development Authority of India (IRDAI). The IRDAI regulates, promotes, and encourages the orderly growth of insurance and reinsurance businesses in India. Established by the government of India, it safeguards the interests of the country’s insurance policyholders.

Solvency

Aegon’s EU-domiciled entities in Spain & Portugal use the Solvency II Standard Formula to calculate the solvency position of their insurance activities. Aegon Spain does not apply the matching adjustment or transitional arrangements.

Aegon’s Asian insurance activities are included in Aegon’s Group Solvency ratio through Deduction & Aggregation. For TLB, Deduction & Aggregation is applied using available and required capital as per the local Bermuda capital regime.

Annual Report on Form 20-F 2023 | 409

About Aegon Governance and risk management Financial information Sustainability information

Overview of Aegon Asset Management

Aegon Asset Management (Aegon AM) is an active global investor. Its 385 investment professionals manage and advise on assets of EUR 305 billion as of December 31, 2023, for a global client base of corporate and public pension funds, insurance companies, banks, wealth managers, family offices, and foundations.

Organizational structure

Aegon AM provides investment management expertise to institutional and private investors around the world. It has offices in the United States, the Netherlands, the United Kingdom, China, Germany, Spain and Hungary. Its investment capabilities are focused around four investment platforms, each with asset-class expertise: private and public fixed income, real assets, private and public equities, and multi-asset & solutions. Across these platforms, the investment teams are organized globally and there is a common belief in fundamental, research-driven active management, underpinned by a focus on risk management and a strong commitment to responsible investing. Further to these investment platforms, Aegon AM also operates a fiduciary and multi-manager business in the Netherlands.

Aegon AM holds two key strategic partnerships:

•	In China, Aegon AM owns 49% of Aegon Industrial Fund Management Company (AIFMC), a Shanghai-based fund management company that offers mutual funds, segregated accounts, and advisory services; and
•	In France, Aegon AM owns 25% of La Banque Postale Asset Management (LBPAM). LBPAM offers a comprehensive range of investment strategies to French institutional clients and to retail investors through La Banque Postale group’s retail banking network, affiliated insurance company CNP Assurances Group as well as other unaffiliated distributors.

On October 27, 2022, Aegon agreed an exclusive long-term partnership with a.s.r. to manage the illiquid fixed income investments that are part of the general account of the combined Aegon Netherlands and a.s.r. insurance businesses. In addition, it continues to be the asset manager for Aegon Netherlands’ legacy retirement and unit-linked products and the investments of Aegon Cappital’s PPI proposition. It also agreed to take over the management of a.s.r.’s mortgage and private debt funds.

On July 4, 2023, Aegon AM announced the closure of the transaction with a.s.r. With it, Aegon AM further strengthened its alternative fixed income capabilities. At the same time, management of Aegon Netherlands’ general account liquid fixed income assets transferred to a.s.r. Asset Management. The deal saw Aegon AM welcome 20 FTEs from a.s.r. while transferring 28 FTEs the other way. Aegon AM also welcomed 135 third-party mortgage clients and in excess of EUR 16 billion AuM in mortgage and illiquid debt assets, as well as two new funds. Liquid assets worth around EUR 9.4 bn were transferred to a.s.r. Asset Management.

Aegon AM also acquired NIBC Bank’s European Collateralized Loan Obligation (North Westerly) business with EUR 1.2 billion in AuM at the end of June 2023. In the US CLO business, Aegon AM experienced growth with a new $400 million CLO, Cedar Funding 17, which funded in July 2023. This was the first CLO with Aegon AM’s new equity sponsor, Lakemore Partners, who is helping it gain enhanced market access and further solidify Aegon AM’s ability to take full advantage of new issue CLO opportunities.

In 2023, Aegon AM’s joint venture, LBPAM acquired La Financière de l’Echiquier (LFDE), a French equity investment platform with a growing presence in France, Germany, Italy, Spain, Belgium and Switzerland. The transaction further accelerated LBPAM’s journey to become a multi-specialist, multi-channel French champion in active asset management. There are furthermore strong synergies between LBPAM and LFDE in terms of customers and distribution channels. By co-funding the acquisition Aegon maintained its 25% shareholding in the joint venture and extended the partnership for an additional 12 years (until 2035) with reinforced distribution agreements.

Aegon AM has a global operational management board. The strategic direction and global oversight of business performance is executed by this Global Board, which has both global and local roles and responsibilities. This board is supported by several sub-committees. Members of the Board are appointed by Aegon Ltd. This supports Aegon’s oversight of Aegon AM.

 410  |  Annual Report on Form 20-F 2023

Overview of Asset Management

Overview of sales and distribution channels

Aegon AM uses both institutional and wholesale distribution channels combining a global perspective with a focus on local relationships in the Americas, Europe and China. Client types include banks, pensions funds, insurance companies, fiduciary managers and Outsourced Chief Investment Officers (OCIO’s), family offices, investment consultants, wealth managers, charities, foundations, and endowments, third-party investment platforms, as well as its affiliated companies and joint ventures.

Overview of business lines

Aegon AM has three distinct business lines.

Third-party business accounts for approximately 65% of its Assets under Management (AuM) as at December 31, 2023. The wholesale channel typically sells collective investment vehicles to customers through wholesale distributors and independent intermediaries. The asset classes are fixed income, equities, real assets, and multi-asset and solutions with fund performance usually measured against a benchmark or peer group. The institutional business typically sells its services to large insurance companies, fiduciary managers, OCIOs and pension funds. Aegon AM manages a full range of asset classes and manages the strategies against objectives, targets and risk profiles agreed with clients. It offers both absolute and relative return products. In the Netherlands, Aegon AM is a leading player in the Fiduciary business.

Affiliates also source third-party business in areas where Aegon AM manages funds for Aegon insurers and retirement companies (approximately 12% of AuM). These funds have various legal structures and performance is usually measured against a benchmark or peer group. The main asset classes include fixed income, equities, real estate, and multi-asset.

The Aegon and Transamerica general accounts are the third source of assets (approximately 23% of AuM). This consists of funds held on the balance sheet of Aegon’s insurance companies to back policyholder liabilities, typically when the insurer has given the policyholder a guarantee. These assets are managed to match the insurers’ liabilities. As a rule, general account assets are managed in a closed architecture structure, and the main asset classes are fixed income and real assets.

Furthermore, Aegon AM managed the general account derivatives book of Aegon the Netherlands until the closing of the a.s.r partnership after which this activity was transitioned to a.s.r. Following the closure of the transaction with a.s.r., the assets managed by Aegon AM that previously related to Aegon the Netherlands’ General Account (EUR 17.8 billion) and Affiliates (EUR 24.4 billion) are now recorded as Third-party assets.

Aegon AM has decided to further simplify its activities in Global Platforms to improve efficiency and profitability. Focus lies on three priorities: growth in real assets and alternative fixed income assets, being a recognized leader in responsible investing and helping partners with our core offerings to build market leading retirement and insurance platforms. As a result, Aegon AM will further rationalize its product set and has taken cost reduction measures.

Competition

Aegon AM competes with other asset management companies to acquire business from Aegon customers in the open-architecture parts of the affiliate business and from third parties.

In the United States, Aegon AM focuses on offering investors core fixed income, alternative fixed income, equity, and real asset related strategies. It works directly with pension funds, insurance companies, family offices, endowments, and foundations as well as investment consultants within the institutional market. In the wholesale market, Aegon AM works as a sub-advisor with its insurance company affiliates and other partners to offer competitive and relevant strategies for its client base. It also works with investment consultants and other partners to offer products to third-party institutions. Primary competitors in the United States include Voya IM, BlackRock, Invesco, JP Morgan AM, Franklin Templeton, PGI, PIMCO, and PGIM.

In continental Europe, Aegon AM focuses on offering investors core and alternative fixed income, equities, real estate, and multi-asset and solutions strategies to institutional and wholesale clients. In the Netherlands, Aegon AM also offers fiduciary services to institutional clients. In the third-party institutional market, it competes with domestic and global asset managers, as well as with fiduciary and balance sheet managers. Competition continues to be strong in the institutional market due to both the ongoing consolidation of pension funds and the growing service requirements of pension fund clients. Primary competitors in the Netherlands include BlackRock, Robeco, GSAM, Achmea, and Kempen van Lanschot.

Annual Report on Form 20-F 2023 | 411

About Aegon Governance and risk management Financial information Sustainability information

In the United Kingdom, Aegon AM focuses on offering investors fixed income, equities, and multi-asset & solutions strategies. It serves institutional clients and their advisors and is active in the wholesale market. Primary competitors in the United Kingdom include Abrdn, Aviva Investors, LGIM, Janus Henderson, Insight Investment, M&G, and Royal London.

In mainland China, AIFMC focuses on Chinese equity, fixed income, multi-asset and money market strategies. It competes against a wide range of locally based asset managers including China Universal Asset Management, E Fund Management, Fullgoal Fund Management, and Yinhua Fund Management. The company’s products are distributed through banks, securities brokers, and digital platforms.

In France, La Banque Postale Asset Management services private investors through La Banque Postale’s retail banking network and with LFDE through independent advisors, representing LBPAM, LFDE, and Aegon AM-advised strategies. In the institutional market, it also offers investment strategies from Aegon AM to compete for affiliate and third-party insurance and pension clients with large local asset managers and specialized international competitors. In France, primary competitors include Amundi Asset Management, AXA Investment Management, BNP Paribas Investment Partners, Carmignac and Edmond de Rothschild.

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

 412  |  Annual Report on Form 20-F 2023

Risk factors Aegon Ltd.

Risk factors Aegon Ltd.

Aegon faces numerous risks, some of which risks may arise from internal factors, such as failures of compliance systems and other operational risks. Other risks may arise from external factors, such as developments in financial markets, the business and/or political environment, economic trends and regulations. Any of the risks described below, whether internal or external, may materially and adversely affect the Company’s operations, its earnings, the value of its investments, the sale of certain products and services or its ability to fulfil its obligations in respect of securities issued or guaranteed by it. The market price of Aegon securities could decline due to any of the risks described in this section and investors could lose some or all the value of their investments in Aegon securities. Additional risks of which Aegon is not presently aware could also materially and adversely affect its operations and share price. As with all businesses, Aegon is inherently exposed to risks that may only become apparent with the benefit of hindsight.

This chapter groups the risk factors into different categories based on the origin of the risk, while recognizing that the identified risk factor can have broader consequences, e.g. developments on financial markets, impact of policyholder behavior and development in informational technology systems and tools. The categories used are: 1) financial risks, 2) underwriting risks, 3) operational risks, 4) political, regulatory and supervisory risks, 5) legal and compliance risks, and 6) risks relating to Aegon’s common shares. Within each category, the most material risk factors are presented first. The order in which the remaining risk factors are presented is not necessarily an indication of the likelihood of occurrence or the potential magnitude of the consequences of the materialization of risks, as that can rarely be determined with any degree of certainty. Furthermore, risks with a low likelihood can have a large impact should they materialize.

Summary

The risk factors cover the following topics in the designated categories:

1. Financial risks

•	Rapidly rising interest rates

•	Sustained low or negative interest rate levels

•	Disruptions in the global financial markets and general economic conditions

•	Higher inflation

•	Illiquidity of certain investment assets

•	Credit risk, declines in value and defaults in Aegon’s debt securities, private placements, mortgage loan portfolios and other instruments or the failure of certain counterparties

•	Decline in equity markets

•	Downturn in the real estate market

•	Default of a major market participant

•	Failure by reinsurers to which Aegon has ceded risk

•	Downgrade in Aegon’s credit ratings

•	Fluctuations in currency exchange rates

•	Unsuccessful management of derivatives

•	Subjective valuation of Aegon’s investments, allowances and impairments

2. Underwriting risks

•	Differences between actual claims experience/underwriting and reserve assumptions

•	Losses on products with guarantees due to volatile markets

•	Restrictions on underwriting criteria and the use of data

•	Unexpected return on offered financial and insurance products

•	Reinsurance may not be available, affordable, or adequate

•	Catastrophic events

3. Operational risks

•	Competitive factors

•	Difficulty in managing the company’s acquisitions and divestments

•	Difficulties in distributing and marketing products through its current and future distribution channels.

•	Inability to adapt to and apply new technologies

•	Failure of data management and governance

•	Epidemics or pandemics

Annual Report on Form 20-F 2023 | 413

About Aegon Governance and risk management Financial information Sustainability information

•	Unsuccessful in managing exposure to climate risk and adequately adapting investment portfolios

•	Unidentified or unanticipated risk events

•	Failure of Aegon’s information technology or communications systems

•	Computer system failure or security breach

•	Breach of data privacy or security obligations

•	Inaccuracies in econometric, financial, or actuarial models, or differing interpretations of underlying methodologies

•	Inaccurate, incomplete or unsuccessful quantitative models, algorithms or calculations

•	Issues with third party providers, including events such as bankruptcy, disruption of services, poor performance, non-performance, or standards of service level agreements not being upheld

•	Inability to attract and retain personnel

4. Political, regulatory and supervisory risks

•	Requirement to increase technical provisions and/or hold higher amounts of regulatory capital as a result of changes in the regulatory environment or changes in rating agency analysis

•	Political or other instability in a country or geographic region

•	Changes in accounting standards

•	Inability of Aegon’s subsidiaries to pay dividends to Aegon Ltd.

•	Risks of application of intervention measures

5. Legal and compliance risks

•	Unfavorable outcomes of legal and arbitration proceedings and regulatory investigations and actions

•	Changes in government regulations in the jurisdictions in which Aegon operates

•	Increased attention to ESG matters and evolving ESG standards and requirements

•	Tax risks

•	Difficulty to effect service of process or to enforce judgments against Aegon in the US

•	Inability to manage risks associated with the reform and replacement of benchmark rates

•	Inability to protect intellectual property

6. Risks relating to Aegon’s common shares

•	Volatility of Aegon’s share price

•	Offering of additional common shares in the future

•	Significant influence of Vereniging Aegon over Aegon’s corporate actions

•	Currency fluctuations

•	Influence of Perpetual Contingent Convertible over the market price for Aegon’s common shares

Financial risks

Rapidly rising interest rates may adversely affect Aegon’s profitability and available liquidity.

Aegon uses derivative instruments to help manage interest rate risk. In periods of rapidly rising rates Aegon is required to post more collateral under these derivative contracts, which can cause a strain on liquidity, as experienced since 2022. In addition, rapidly rising interest rates can cause policy loans, surrenders and withdrawals to increase. This activity may result in cash payments by Aegon requiring the sale of invested assets at a time when the prices of those assets are affected adversely by the increase in market interest rates. This may result in realized investment losses.

These cash payments to policyholders also result in a decrease in total assets. Early withdrawals may also impact the CSM which results in lower future CSM releases and as such lower future net results.

Sustained low or negative inte414r414est rate levels may adversely affect Aegon’s profitability and shareholders’ equity.

Aegon is exposed to interest rate risk as both its assets and liabilities are sensitive to movements in long- and short-term interest rates.

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

 414  |  Annual Report on Form 20-F 2023

Risk factors Aegon Ltd.

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

Aegon’s profitability and financial condition may be materially affected by uncertainty, fluctuations or negative trends in general economic conditions, such as economic growth, levels of unemployment, consumer confidence, inflation and interest rate levels in the countries in which Aegon operates. Continuing global economic and geopolitical volatility (including the ongoing conflict between Ukraine and Russia, andthe war between Israel and Hamas), rising inflation and interest rates, for example, have caused significant volatility and disruption in the financial markets.

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

The major global economies have experienced elevated levels of inflation in recent years. It is driven by many factors, such as supply chain disruption, energy and commodity costs. While it remains uncertain whether inflation increases are transitionary or lasting, central banks have increased interest rates and adjusted monetary policies to combat inflation.

A high inflation environment can adversely affect Aegon directly through higher claims and higher expenses or through broader macro-economic impacts that are associated with high inflation, such as a reduction to the market value of assets.

Certain products Aegon offers have a direct or very strong link to inflation, most notably index linked pension products. Other products have a correlation to inflation over the longer term, such as long-term care insurance products. It is Aegon’s practice to hedge the indexation of pension products but it is not possible to hedge the inflation associated with long-term care insurance products as no instrument exists to match this risk. Aegon mitigates this risk by close management of claims costs and benefits in the United States.

Annual Report on Form 20-F 2023 | 415

About Aegon Governance and risk management Financial information Sustainability information

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

Credit risk is the risk of loss resulting from the default by, or failure to meet contractual obligations of, issuers and counterparties. Aegon also considers credit risk to include spread risk, that is, a decline in the value of a bond due to a general widening of credit spreads. For general account products, Aegon typically bears the risk for investment performance equalling the return of principal and interest on fixed income instruments. Aegon is exposed to credit risk on its general account fixed-income portfolio (debt securities, mortgages, consumer loans and private placements), over-the-counter (“OTC”) derivatives and reinsurance contracts. In addition, financial institutions acting as a counterparty on derivatives may not fulfill their obligations. Default by issuers and counterparties on their financial obligations may be due to, among other things, bankruptcy, lack of liquidity, or operational failures, and any collateral or security they provide may prove inadequate to cover their obligations at the time of the default. Losses in excess of predicted losses due to any such default or series of defaults by issuers or counterparties may have a material adverse effect on Aegon’s profitability and financial condition.

In addition, Aegon is indirectly exposed to credit risk on the investment portfolios underlying separate account liabilities. Changes to credit risk can decrease the value of fixed interest assets in the separate accounts. Reduced separate account values will decrease fee income and may accelerate DPAC amortization. In addition, certain separate account products sold in the United States include guarantees that protect policyholders against some or all the downside risks in their separate account portfolios. Revision of assumptions might also affect the DPAC amortization schedule. These factors may have a material adverse effect on Aegon’s profitability and financial position.

Aegon’s investment portfolio holds government bonds, including US Treasury, agency and state bonds, other government-issued securities and corporate bonds. Especially in a weak economic environment Aegon may incur significant investment impairments due to defaults and overall declines in the capital markets. Defaults or other reductions in the value of these securities and loans may have a material adverse effect on Aegon’s businesses, profitability, cash flows and financial condition.

 416  |  Annual Report on Form 20-F 2023

Risk factors Aegon Ltd.

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

Some of Aegon’s insurance and investment contract businesses have minimum return or accumulation guarantees, which require Aegon to establish reserves to fund these future guaranteed benefits when equity market returns do not meet or exceed these guarantee levels. Aegon’s reported results under IFRS are also impacted if certain insurance and/ or investments contracts become onerous which decreases the reported net result. Volatile or poor market conditions may also significantly reduce the demand for some of Aegon’s savings and investment products, which may lead to lower sales and reduced profitability.

A downturn in the real estate market may adversely impact valuations and cash flows.

Aegon has exposure to the real estate market in the United States through commercial mortgage loans. Aegon also has an indirect exposure to the residential real estate market in the Netherlands through its shareholding in a.s.r, via the AMVEST funds and residential mortgages. Risks for Aegon in the United States and indirectly in the Netherlands in the event of a downturn in the real estate market include lower returns or valuation losses on its mortgage portfolio, lower real estate valuations, lower margins due to higher prepayment in the mortgage portfolio in the event of lower interest rates and increased payment defaults.

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

Annual Report on Form 20-F 2023 | 417

About Aegon Governance and risk management Financial information Sustainability information

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

Withdrawals by policyholders may require the sale of invested assets, including illiquid assets, at a price that may result in realized investment losses. These cash payments to policyholders would result in a decrease in total invested assets and a decrease in net result. Among other things, early withdrawals may also impact the CSM, which in turn results in lower future CSM releases and as such lower future net results.

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

See the “Capital and liquidity management” section for Aegon’s current credit ratings.

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

Aegon is exposed to changes in the fair value of its investments, as a result of the impact of interest rate, equity markets and credit spread changes, currency fluctuations and changes in mortality and longevity. Aegon uses common financial derivative instruments, such as swaps, options, futures, and forward contracts, to hedge some of the exposures related to both investments backing insurance products and its own borrowings. Aegon may not be able to manage these asset liability management risks associated with these activities successfully through the use of derivatives. In addition, a counterparty may fail to honor the terms of its derivatives contracts with Aegon. In addition clearing members and clearing houses may terminate their derivatives contracts with Aegon. Aegon’s inability to manage risks successfully through derivatives, a counterparty’s failure to honor Aegon’s obligations or a systemic risk that is transmitted from counterparty to counterparty may each have a material adverse effect on Aegon’s businesses, net result and financial condition.

 418  |  Annual Report on Form 20-F 2023

Risk factors Aegon Ltd.

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

There is a risk that the pricing of Aegon’s products turns out to be inadequate if the assumptions used for pricing do not materialize. Aegon’s earnings depend significantly on the extent to which actual claims experience is consistent with the assumptions used in setting the prices for Aegon’s products and the extent to which the established technical provisions for insurance liabilities, both under IFRS and statutory reporting, prove to be sufficient. If actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, Aegon’s net result would be reduced. Furthermore, if less favorable claims experience became sustained, Aegon may be required to change its best estimate assumptions with respect to future experience, potentially increasing the technical provisions for insurance liabilities, which may reduce Aegon’s net result and solvency ratio. In addition, under IFRS17 the Contractual Service Margin (“CSM”), established on transition or when writing new business represents the unearned profit that the company expects to earn in the future. If the assumptions relating to this future profitability (such as future claims, investment net income and expenses) are not realized, this can lead to changes in the CSM, which in turn could change future profitability and if the CSM turns negative trigger onerous contracts leading to an immediate loss. This may have a material adverse effect on Aegon’s results of operations and financial condition.

Sources of underwriting risk include policyholder behavior (such as lapses or surrender of policies), policy claims (such as mortality and morbidity) and expenses. In most cases, the expectations for these risks are used to calculate the technical provisions so the main risk is that the realizations turn out different than what was expected. For some product lines, Aegon is at risk if policy lapses increase, as sometimes Aegon is unable to fully recover up-front sales expenses despite the presence of commission recoveries or surrender charges and fees. In addition, some policies have embedded options which at times are more valuable to the client if they stay (lower lapses) or leave (higher lapses), which may result in losses to Aegon’s businesses. Aegon sells certain types of policies such as term life insurance and accident insurance, whose profitability is at risk if mortality or morbidity increases. Aegon also sells certain other types of policies, such as annuity and LTC insurance products, that are at risk if mortality decreases (longevity risk). For example, certain current annuity products, as well as products sold in previous years, have seen their profitability deteriorate as longevity assumptions have been revised upward. Despite the disruption caused by the COVID-19 pandemic, it remains likely for the long-term trend toward increased longevity to continue, such that Aegon’s annuity products may continue to experience adverse effects due to longer expected benefit payment periods. Aegon is also at risk if expenses are higher than assumed.

Losses on Aegon’s products with guarantees due to volatile markets that may adversely affect its results of operations, financial condition or liquidity.

Some products, particularly Aegon’s variable annuity products in the United States include death benefit guarantees, guarantees of minimum surrender values or income streams for stated periods or for life, which may be more than account values. These guarantees are designed, among other things, to protect policyholders against downturns in equity markets and interest rates. The value of the guarantees depends on market prices of such products. Failure to re-price the products following a fall in interest rates or a move into more volatile markets could result in Aegon writing business at a loss and potentially writing higher volumes of loss making business if competitors re-price their products. Alternatively, if competitors re-price their products on aggressive pricing terms, then Aegon may be pressured to re-price with less favorable terms than it is willing to take without the pressure. Each of these circumstances may adversely affect Aegon’s results of operations, financial condition or liquidity.

Restrictions on underwriting criteria and the use of data may adversely impact Aegon’s results of operations.

Some jurisdictions impose restrictions on particular underwriting criteria, such as gender or race, or use of genetic test results, for determination of premiums and benefits of insurance products. Such restrictions, now or in the future, could adversely impact Aegon’s results of operations if it is unable to take into consideration some or all factors that potentially bear correlation

Annual Report on Form 20-F 2023 | 419

About Aegon Governance and risk management Financial information Sustainability information with risk. Further developments in underwriting, such as automation and use of additional types and sources of data, may also be affected by future regulatory developments regarding privacy and other restrictions with respect to the use of personal data.

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

Aegon’s results of operations and financial condition may be adversely affected by volatile natural and man-made disasters such as hurricanes, windstorms, earthquakes, terrorism, cyber-crime, riots, wars, fires and explosions, pandemics, and other catastrophes. Over the past several years, the presumed effects of climate change have started to become noticeable in the form of more extreme weather patterns, adding to the unpredictability, increased intensity and frequency of natural disasters in certain parts of the world and creating additional uncertainty as to future trends and exposure. Aegon is also exposed to the risk of epidemics or pandemics occurring in one or more of the countries in which Aegon operates or globally. For instance, Aegon can be impacted through higher mortality rates in the countries in which it operates and through lower sales and higher lapses on its products due to limitations on customer interactions, pressure on customer income and increased uncertainty. Such events may lead to considerable financial losses to Aegon’s businesses. These catastrophic events may also lead to adverse market movements which increase the adverse impacts to Aegon’s financial position. For instance, the prices and credit quality of investments can be impacted. In addition, monetary policy measures from central banks can result in fluctuations in interest rates, as Aegon recently experienced in a post lock-down world combined with the effects of the war in Ukraine. Furthermore, natural disasters, pandemics, terrorism, civil unrest, military actions, acts of war and fires may disrupt Aegon’s operations and result in significant loss of property, key personnel, and information about Aegon and its clients. If its business continuity plans have not included effective and sufficient contingencies for such events, Aegon may also experience business disruption and damage to its corporate reputation and financial condition.

Operational risks

Competitive factors may adversely affect Aegon’s market share and profitability.

Competition in Aegon’s business segments is based on, among other things, service, product features, price, commission structure, financial strength, claims paying ability, ratings, and name recognition. Aegon faces intense competition from a large number of other insurers, as well as non-insurance financial services companies such as banks, broker-dealers and asset managers, for individual customers, employers, other group customers, and agents and other distributors of insurance and investment products. Consolidation in the global financial services industry can enhance the competitive position of some of Aegon’s competitors by broadening the range of their products and services and increasing their distribution channels and their access to capital. New competitors backed by private equity investors may lead to further pressure on Aegon’s margins. In addition, development of alternative distribution channels for certain types of insurance and securities products, including use of digital technologies and platforms, may result in increasing competition as well as pressure on margins for certain types of products. Traditional distribution channels are also challenged by a ban on sales-based commissions in some countries. These competitive factors may result in increased pricing pressures on Aegon’s products and services, particularly as competitors seek to win market share. This may harm Aegon’s ability to maintain or increase profitability.

Adverse market and economic conditions can be expected to result in changes to the competitive landscape. Financial distress experienced by financial services industry participants as a result of weak economic conditions and newly imposed regulations may lead to acquisition opportunities. In addition, the competitive landscape in which Aegon operates may

 420  |  Annual Report on Form 20-F 2023

Risk factors Aegon Ltd.

be affected by government-sponsored programs or actions taken in response to, for instance, dislocations in financial markets. Aegon’s ability or that of Aegon’s competitors to pursue such opportunities may be limited due to lower earnings, reserve increases, capital requirements or a lack of access to debt capital markets and other sources of financing. Such conditions may also lead to changes by Aegon or Aegon’s competitors in product offerings and product pricing that may affect Aegon and Aegon’s relative sales volumes, market shares and profitability.

Aegon may have difficulty managing its operations, and Aegon may not be successful in acquiring new businesses or divesting existing operations.

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

Aegon’s acquisitions may result in additional indebtedness, costs, contingent liabilities, and impairment expenses related to goodwill and other intangible assets. Acquisitions may also have a dilutive effect on the ownership and voting percentages of existing shareholders if shares are used as consideration. Divestments of existing operations may result in Aegon assuming or retaining certain contingent liabilities. Aegon may not be able to divest assets within the time or at the price planned. Certain assets may prove to be organized within the business in such a way as to make divestment too complex and/or uneconomical. All these factors may adversely affect Aegon’s businesses, results of operations and financial condition. There can be no assurance that Aegon will successfully identify suitable acquisition candidates or buyers for operations to be divested or that Aegon will properly value acquisitions or divestments. Aegon is unable to predict whether or when any prospective acquisition candidate or buyer for operations to be divested will become available, or the likelihood that any transaction will be completed once negotiations have commenced.

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

When Aegon’s products are distributed through unaffiliated firms, Aegon may not always be able to monitor or control the manner of their distribution despite its compliance training and programs. If Aegon’s products are distributed by such firms in an inappropriate manner, or to customers for whom they are unsuitable, Aegon may suffer reputational and other harm to its business.

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

Data is essential for Aegon’s operational performance. However, much of the data held by Aegon is subject to various legal, regulatory and contractual restrictions. To be able to benefit from the data that Aegon holds, areas like data management and governance are of key importance. Most internal processes and customer interactions are dependent on accessible, reliable,

Annual Report on Form 20-F 2023 | 421

About Aegon Governance and risk management Financial information Sustainability information and compliant data practices and operations. If Aegon fails to adequately execute on these obligations, it faces potential legal, regulatory, contractual and reputational risks. Aegon also must endeavor to obtain adequate data rights to be able to execute its business strategy. Failure to do so will expose it to additional legal risks, including litigation risks.

Aegon may be impacted by epidemics or pandemics.

Aegon’s operations are exposed to the risk of an epidemic or a pandemic – such as Asian flu, SARs or COVID-19 – occurring in one or more of the countries in which it operates or globally. If the health of a significant number of employees or key functions is compromised or internal controls need to be executed in an atypical way, these could have an impact on core business processes, service levels to customers, and the effectiveness of the control environment. In addition, Aegon faces operational risks related to continued working from home and/or remote working by Aegon’s workforce, such as additional remote access to company information which could increase information security risk. Also, Aegon can be impacted via its relationships with third parties. These third parties can also be impacted by an epidemic or pandemic with consequential impacts on Aegon such as disruption in service. The described risks may directly or indirectly impact Aegon’s financial health and its ability to generate capital in the medium to long term.

Aegon may not be successful in managing its exposure to sustainability and climate risk and adequately adapting its investment portfolios for the transition to a low-carbon economy.

Climate change is a long-term risk associated with high uncertainty regarding timing, scope and severity of potential impacts. Climate risks can be grouped into physical risks and transition risks. Physical risks relate to losses from overall climate changes (i.e. changing weather patterns and sea level rise) and acute climate events (i.e. extreme weather and natural disasters). These physical risks not only impact property & casualty (P&C) insurance through increased claims, but also potentially life insurance, for instance through higher-than-expected mortality rates. Losses can also follow from credit risk and collateral linked to Aegon’s mortgage portfolio. From a physical risk standpoint, Aegon is exposed to mortality risk and mortgage underwriting risks. Beyond insured losses, climate change may have disrupting and cascading effects on the wider environment and economy and may lead to adverse market movements – prices and credit quality of investments and defaults on investments – and monetary policy measures resulting in lower interest rates.

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

Physical and transition risks may impact our investment performance, as well as our business operations. For more information, please see our disclosures in the section titled “Task Force on Climate-related Financial Disclosures. Linked to both the physical and the transition risks, there could also be litigation and reputational risks following from (being perceived to) not fully considering or responding to the impacts of climate change, or not providing appropriate disclosure of current and future risks, or not meeting Aegon’s fiduciary duties. Aegon may not be able to fully predict or manage the financial risks stemming from climate change, resource depletion, environmental degradation and related social issues. The risks can relate both to Aegon and the companies in which it invests. Efforts that Aegon may take to reduce the Company’s climate-related risks may be costly (including requiring us to forego certain business opportunities the Company may otherwise pursue) and may not be successful.

Given the uncertainties related to climate change impacts and its long-term nature, it cannot be ruled out that climate change may have an adverse effect on Aegon’s businesses, results of operations and financial condition.

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

 422  |  Annual Report on Form 20-F 2023

Risk factors Aegon Ltd.

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

A perceived or actual computer system failure or security breach of Aegon’s IT systems or that of critical third parties may disrupt Aegon’s business, damage Aegon’s reputation and adversely affect Aegon’s results of operations, financial condition, and cash flows.

Aegon relies heavily on its own computer and information systems and internet and network connectivity as well as those of third parties (collectively, “IT systems”) to conduct a large portion of its business operations. This includes the need to securely store, process, transmit and dispose of confidential information, including personal information and confidental company information as well as trade secrets, financial and other confidental information relating to Aegon. In many cases this also includes transmission and processing to or through customers, business partners, (semi-) governmental agencies and third-party service providers. IT system failures, cyber-crime attacks or security or data privacy breaches may materially disrupt Aegon’s business operations, damage Aegon’s reputation, result in regulatory and litigation exposure (including class actions), investigation and remediation costs, and materially and adversely affect Aegon’s results of operations, financial condition and cash flows.

The information security risk that Aegon faces includes the risk of malicious outside forces using public networks and other methods, including social engineering, ransomware and the exploitation of targeted offline processes, to attack Aegon’s IT systems and information, making it inaccessible to its intended users and potentially demanding ransom. It also includes inside threats, both malicious and accidental. For example, human error, bugs and vulnerabilities that may exist in Aegon’s systems or software, unauthorized user activity and lack of sufficiently automated processing or sufficient logging and monitoring can result in improper information exposure or failure or delayed detection of such activity in a timely manner. Aegon also faces risk in this area due to its reliance in many cases on third-party systems, all of which may face cyber and information security risks of their own. Third-party administrators or distribution partners used by Aegon or its subsidiaries may not adequately secure their own IT systems or may not adequately keep pace with the dynamic changes in this area. Potential bad actors that target Aegon and applicable third parties may include, but are not limited to, criminal organizations, foreign government bodies, political factions, and others.

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

The SEC and other regulators have also increased their focus on cybersecurity vulnerabilities and risks. The SEC adopted a rule in 2023 related to cybersecurity disclosures for Public Companies and the SEC has proposed rules regarding cybersecurity requirements that apply to registered investment advisors and funds. The adopted rule has had an impact to Aegon and the proposed rules are expected to have an impact to Aegon should they become effective as currently proposed.

Large, global financial institutions such as Aegon, and their third-party service providers, have been, and will continue to be, subject to information security attacks for the foreseeable future. The nature of these attacks will also continue to be unpredictable, and in many cases may arise from circumstances or at third parties that are beyond Aegon’s control. Attackers are also increasingly using tools (including artificial intelligence) and techniques that are specifically designed to circumvent

Annual Report on Form 20-F 2023 | 423

About Aegon Governance and risk management Financial information Sustainability information controls, to evade detection and even to remove or obfuscate forensic evidence. As a result, Aegon may be unable to timely or effectively detect, identify, contain, investigate or remediate IT systems in response to future cyberattacks or security breaches. Especially if and to the extent Aegon fails to adequately invest in defensive infrastructure, timely response capabilities, technology, controls and processes or to effectively execute against its information security strategy, it may suffer material adverse consequences.

To date the highest impact information security incidents that Aegon has experienced are believed to have been the result of e-mail phishing attacks targeted at Aegon’s business partners and customers. This in turn led to the unauthorized use of valid Aegon website credentials to engage in fraudulent transactions and improper data exfiltration. In addition, Aegon has faced other types of attacks, including, but not limited to, other types of phishing attacks, distributed denial of service (DDoS) attacks, technology implementation and update errors, various human errors, e-mail related errors, paper-based errors, exploitations of vulnerabilities and certain limited cases of unauthorized internal user activity, including activity between different Aegon country units. Like many other companies, Aegon could also be subject to malware, ransomware and similar types of attacks or intrusions. There is no guarantee that the measures that Aegon and its third-party service providers take will be sufficient to stop all types of attacks or mitigate all types of information security or data privacy risks.

Aegon maintains cyber liability insurance to decrease the financial impact of cyber-attacks and information security events, subject to the terms and conditions of the policy. However, such insurance may not be sufficient to cover all applicable losses that Aegon may suffer.

A perceived or actual breach of data privacy or security obligations may disrupt Aegon’s business, damage Aegon’s reputation and adversely affect financial conditions and results of operations.

Pursuant to applicable laws, various government and semi-governmental and other administrative bodies have established numerous rules protecting the privacy and security of personal information and other confidential or sensitive information held by Aegon. Notably, certain of Aegon’s businesses are subject to laws and regulations enacted by US federal and state governments, the EU, the UK and other non-US/EU/UK jurisdictions and/or enacted by various regulatory organizations relating to the privacy and/or information security of the information of customers, employees or others. Aegon’s EU operations and UK operations are mainly subjected to the EU and UK General Data Protection Regulation (EU GDPR and UK GDPR). In addition, in several Asian jurisdictions but also in Latin America where Aegon has activities, new privacy and information security laws and regulations have been enacted or existing legislation has been strengthened and updated.

In the United States, the New York Department of Finance Services (NYDFS), pursuant to its cybersecurity regulation, requires financial institutions regulated by the NYDFS, including certain Aegon subsidiaries, to, among other things, satisfy an extensive set of minimum information security requirements, including but not limited to governance, management, reporting, policy, technology and control requirements. Other states have adopted similar, but not as stringent, cybersecurity laws and regulations as New York. In November 2023, NYDFS amended its Part 500 Cybersecurity Rules to adopt heightened information security requirements in relation to cybersecurity governance, cybersecurity risk assessments, incident reporting, and other requirements that apply to Aegon’s operations and will require further implementation effort for Aegon.

Numerous other US state and federal laws also impose various information security and privacy related obligations with respect to various Aegon subsidiaries operating in the United States, including but not limited to the Gramm-Leach-Bliley Act and related state laws and implementing regulations (GLBA), the California Consumer Privacy Act (CCPA), as amended by the California Privacy Rights Act (CPRA), and the Health Insurance Portability and Accountability Act (HIPAA), among many others. These laws generally provide for governmental investigative and enforcement authority, and in certain cases provide for private rights of action.

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

 424  |  Annual Report on Form 20-F 2023

Risk factors Aegon Ltd.

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

In addition, Aegon analyzes personal information and customer data to better manage its business, subject to applicable laws and regulations and other restrictions. It is possible that additional regulatory or other restrictions regarding the use of such information may be imposed. Additional privacy and information security obligations have been imposed by various governments with jurisdiction over Aegon or its subsidiaries in recent years, and more obligations are likely to be imposed in the near future. Such restrictions and obligations, as well as the actual or perceived failure to comply with them, could have material impacts on Aegon’s business, financial conditions and results of operations.

Inaccuracies in econometric, financial, or actuarial models, or differing interpretations of underlying methodologies, assumptions and estimates, could have a material adverse effect on Aegon’s business, results of operations and financial condition.

Aegon uses econometric, financial, and actuarial models to measure and manage multiple types of risk, to price products and to establish and assess key valuations and report financial results. All these functions are critical to Aegon’s operations. Aegon has a model risk management framework in place to manage modeling risk. If, despite this framework, models, their underlying methodologies, assumptions and estimates, or their implementation and monitoring prove to be inaccurate, this could have a material adverse effect on Aegon’s business, results of operations and financial condition.

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

In addition, if investment products offered by Aegon’s affiliates experience Model errors or use erroneous Data, this could result in regulatory actions and/or litigation brought against Aegon and/or its affiliates.

Annual Report on Form 20-F 2023 | 425

About Aegon Governance and risk management Financial information Sustainability information

Issues with third party providers (outsourcing partners and suppliers), including events such as bankruptcy, disruption of services, poor performance, non-performance, or standards of service level agreements not upheld may adversely impact Aegon’s operational effectiveness and financial condition.

As Aegon continues to focus on reducing expenses necessary to support its business, a key part of its operating strategy has been to outsource certain services that are important to its business. Aegon outsources certain information technology, business processes, finance and actuarial services, investment management services and policy administration operations to third party providers and may do so increasingly in the future. If Aegon fails to maintain an effective outsourcing strategy or if third party providers do not provide the core administrative, operational, financial, and actuarial services Aegon requires and anticipates, or perform as contracted, such as compliance with applicable laws and regulations, or suffer an information security or data privacy breach, Aegon may not realize the desired operational improvements, cost efficiencies or customers might experience lower service levels. In addition, Aegon may not be able to find an adequate alternative service provider, and instead experience financial loss, reputational harm, operational difficulties, increased costs, a loss of business and other negative consequences potentially impacting policy holders/customers. This could have a material adverse effect on Aegon’s financial condition. Aegon’s reliance on third party providers does not relieve Aegon of its responsibilities and requirements toward its policy holders/customers. Any failure or negligence by such third-party providers in carrying out their contractual duties may result in Aegon being subjected to liability and litigation. Any litigation relating to such matters could be costly and time-consuming, and the outcome would be uncertain. Moreover, any adverse publicity arising from such litigation, even if the litigation is not successful, could adversely affect Aegon’s reputation and distribution of its products. Finally, Aegon’s ability to receive services from third party providers based in different countries might be impacted by political instability, cultural differences, regulatory requirements or policies inside or outside of the countries within which Aegon has operations. As a result, Aegon’s ability to conduct its business might be adversely affected.

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

In addition, Aegon may pursue acquisitions, divestitures, and other strategic initiatives from time to time, and such initiatives may disrupt Aegon’s business, impact its morale and ability to preserve its culture, and negatively affect its ability to attract and retain personnel. Such initiatives can also make it more difficult for Aegon to attract, retain and motivate senior management and employees, and achieve Aegon’s intended operational and financial goals.

Political, Regulatory and Supervisory risks

Aegon may be required to increase its technical provisions and/or hold higher amounts of regulatory capital as a result of changes in the regulatory environment or changes in rating agency analyses, which may impact Aegon’s financial condition and/or decrease Aegon’s returns on its products.

Prudential regulatory requirements such as requirements with respect to the calculation of technical provisions, capital requirements, the eligibility of own funds and the regulatory treatment of investments may change. Such changes could require Aegon to increase technical provisions, hold higher amounts of regulatory capital and subject it to more stringent requirements with respect to investments and/or own funds. Important examples include changes to applicable capital requirements by the BMA, as group supervisor, or European Union and/or the interpretation thereof by the European Insurance and Occupational Pensions Authority (“EIOPA”), the National Association of Insurance Commissioners (“NAIC”) in the United States or US state regulators, Prudential Regulatory Authority (‘PRA’), the Bermuda Monetary Authority (‘BMA’) in Bermuda, or other local regulators in jurisdictions in which Aegon operates. Aegon cannot predict specific proposals that might be adopted, or what impact, if any, such proposals or, if enacted, such laws may have on its businesses, results of operations, or financial condition.

Prudential regulatory requirements apply not only to individual entities in the Aegon group but may additionally apply at group level or to part of the Aegon group. Consequently, those requirements may have different, and more or less impact depending on their scope.

 426  |  Annual Report on Form 20-F 2023

Risk factors Aegon Ltd.

The way such requirements are applied to groups like Aegon has an impact on the Aegon group’s capital position, as well as on the availability of capital at a group level. Changes to prudential regulatory requirements may have an impact on Aegon’s competitive position versus companies that are not subject to these or similar requirements at group level. As an example, Aegon’s group solvency ratio and surplus under the Bermuda solvency framework will be broadly in line with that under the Solvency II Regime during a transition period until the end of 2027. This includes the method to translate Transamerica’s capital position into the group solvency position. Changes to this methodology might have an impact on Aegon’s capital position.

There are several important regulatory standards with respect to capital adequacy that apply to Aegon and are subject to change, which changes could impact Aegon’s financial condition and results:

•	Changes to BMA regulations such as the recent enhancements to the Regulatory Regime announced during 2023 will impact the Group Solvency Position after the end of the transition period agreed with the BMA;
•	On December 13, 2023 the European Council and the Parliament reached a provisional agreement on amendments to the Solvency II directive. During the transition period, impacts of amendments to the Solvency II directive would be principally felt in the Group’s EU subsidiaries, with second order impacts on Group in line with their materiality to the Group
•	Following the end of the Brexit transition period on December 31, 2020, UK insurers are no longer directly subject to regulation under the EU’s Solvency II. However, the delegated regulation remained in place in the UK. The UK government is reviewing the insurance prudential regime in the United Kingdom, with the stated aim to introduce a simpler, clearer, and more tailored regime. As part of this review, the UK government and the UK prudential regulator implemented reforms to Solvency II per year-end 2023. These changes had a significant positive impact on the Solvency II ratio of Aegon UK’s insurance subsidiary. Any further regulatory divergence could further impact that solvency ratio;
•	In the United States, the NAIC periodically updates various prudential requirements. The NAIC is currently embarking on a project to reconsider the RBC treatment of structured investments. These initiatives or other regulatory changes to capital factors may lead to higher risk-based capital requirements. In addition, the NAIC has constructed a US group capital calculation (“GCC”) using an RBC aggregation approach that would be used by regulators as a monitoring tool. The results of the GCC could impact the translation of US RBC in Aegon’s Group capital ratio.

In addition to requirements imposed by regulatory and/or supervisory authorities, rating agencies may incorporate higher capital thresholds into their quantitative analyses, thus requiring additional capital for Aegon Ltd. and/or its regulated subsidiaries to maintain their desired credit ratings.

The application of these capital standards and changes thereto could adversely affect Aegon’s ability to compete with other insurers that are not subject to those capital requirements. These requirements may also lead Aegon to engage in transactions that affect capital and constrain Aegon’s ability to pay dividends or repurchase its own shares. Furthermore, such requirements may constrain Aegon’s ability to provide guarantees and may increase the cost to Aegon of offering certain products, resulting in price increases, discontinuance of offering of certain products or reducing the amount of risk Aegon takes on. Aegon may also consider structural and other business alternatives in light of requirements or standards applicable with respect to entities or activities associated with systemic risk. The impact of these alternatives on shareholders cannot be predicted. For further detail on developments in these areas, see the “Regulation and supervision” section of Aegon’s Annual Report 2023.

Political or other instability in an impacted country or region, could adversely affect Aegon’s international business activities and financial condition.

Political developments such as, foreign investment restrictions, civil unrest, geopolitical tensions, or military action (e.g. the Russia - Ukraine war, and Israel - Hamas war), and new or evolving legal and regulatory requirements on business investment, hiring, migration, and global supply chains could have an adverse effect on Aegon businesses, results of operations, financial condition and liquidity in many ways, including disruption to its business operations in countries experiencing geopolitical tensions as well as increased costs associated with meeting customer needs in such regions, and impediments to its ability to execute strategic transactions.

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

Annual Report on Form 20-F 2023 | 427

About Aegon Governance and risk management Financial information Sustainability information

Further detail on the impact from both the accounting standards IFRS 9 and IFRS 17 on Aegon are included in note 2 to the 2023 consolidated financial statements of Aegon.

Local statutes, regulators, and decisions of supervisory and other authorities may limit the ability of Aegon’s subsidiaries and participations to pay dividends to Aegon Ltd., thereby limiting Aegon’s ability to make payments on debt obligations and operating expenses.

Aegon’s ability to make payments on debt obligations and pay operating expenses is dependent upon the receipt of dividends from subsidiaries and participations, in particular, but not limited to the United States, the Netherlands, and the United Kingdom. Many of these entities are subject to regulatory restrictions that can limit the payment of dividends. In addition, local regulators in the countries where Aegon operates, supervisory authorities and other authorities (such as the BMA, EIOPA or the European Systemic Risk Board) may decide to impose or advise on further restrictions to dividend payments, or discourage such payments, specifically in exceptional and unpredictable economic circumstances. This may affect Aegon’s ability to satisfy its debt obligations or pay its operating expenses.

Risks of application of intervention measures may adversely affect Aegon’s business, results of operations and financial condition.

Bermuda’s Insurance Act 1978 has been amended to give the BMA powers to make rules for recovery planning, and the BMA is finalising requirements for recovery plans. In 2025, the BMA plans to publicly consult on the design and implementation of an insurance resolution regime in line with the standards of the IAIS.

The Dutch Act on Recovery & Resolution for Insurers (“R&R Act”) allows DNB to intervene in situations where a Dutch insurer or reinsurer is faced with financial difficulties. The powers under the R&R Act may also extend to the level of a group to which a Dutch insurer belongs, and to entities, in addition to insurance or reinsurance entities in the Netherlands, which are part of that group, such as a.s.r.

In addition, the R&R Act allows DNB to require a Dutch insurance or reinsurance company or a group to remove, ex ante, material impediments to effective resolution of a Dutch insurance or reinsurance undertaking (such as the revision of financing arrangements, the reduction of exposures, the transfer of assets, the termination or limitation of business activities, or the prohibition on starting certain business activities, changing the legal or operational structure of its group, or securing certain critical business lines). The use of this tool by DNB in relation to a.s.r. may adversely affect the value of Aegon’s participation in a.s.r.

In September 2021, the European Commission published a formal proposal for a European Insurance Recovery & Resolution Directive, which will introduce minimum standards at European level for recovery & resolution frameworks in EU member states, such as the Dutch R&R Act. This might lead to the introduction of intervention tools, largely similar to those included in the R&R Act, also in Spain and Portugal where Aegon’s insurance subsidiaries and joint ventures are active.

Lastly, when the stability of the financial system is threatened by the condition of a financial institution, such as a.s.r., the Dutch Minister of Finance may intervene immediately, in which case legal or statutory provisions, applicable to the financial institution, might be superseded. The intervention measures available to the Minister of Finance include, in particular, the right to expropriate assets of the financial institution, as well as securities and/or other financial instruments issued by or with the cooperation of the financial institution. The exercise of this power may significantly impact the rights of the owners or holders of these assets, securities and/or financial instruments, such as the rights of Aegon as shareholder of a.s.r.

There is a risk that the possible exercise of powers, or any anticipated exercise of powers, by the BMA, DNB or the Dutch Minister of Finance could have a material adverse effect on the performance by the failing institution, including Aegon and a.s.r., of its obligations (of payment or otherwise) under contracts of any form, including the expropriation, write-off, write-down or conversion of securities such as shares, and debt obligations issued by the failing institution.

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

 428  |  Annual Report on Form 20-F 2023

Risk factors Aegon Ltd.

Insurance companies and their affiliated regulated entities are routinely the subject of litigation, investigation and regulatory activity by various governmental and enforcement authorities, individual claimants, and policyholder advocate groups in the jurisdictions in which Aegon does or did business, including the United States, the Netherlands, and the United Kingdom. These actions may involve issues including, but not limited to, employment or distribution relationships; operational and internal controls and processes; investment returns; sales practices; claims payments and practices; transparency and adequacy of product disclosures including regarding costs; environmental and climate change related matters; competition and antitrust matters; data privacy; information security; and intellectual property.

Aegon entities are subject to anti-money laundering laws and regulations, and these require Aegon to develop and implement customer identification and risk-based anti-money laundering programs, report suspicious activity, and maintain certain records. Further, Aegon entities are required to adhere to certain economic and trade sanctions programs, including EU, US, UK, and UN programs, that prohibit or restrict transactions with suspected persons, governments, and in certain circumstances, geographies. Changes in, or violations of, any of these laws or regulations may require additional compliance procedures, or result in enforcement proceedings, sanctions or penalties, which could have a material adverse effect on Aegon’s businesses, financial condition and result of operations.

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

Several US insurers, including Aegon subsidiaries, have been named in class actions as well as individual litigation relating to increases in monthly deduction rates (MDR) on universal life products. Plaintiffs generally allege that the increases were made to recoup past losses rather than to cover the future costs of providing insurance coverage. Aegon’s subsidiary in the United States has settled two such class actions that had been venued in California federal court. The settlement in the first of these cases, approved in January 2019, arose from increases implemented in 2015-2016.

In a second case, Aegon’s subsidiary agreed to settle a class action lawsuit arising out of MDR increases in 2017 and 2018. The court approved that settlement in September 2020. A number of policyholders opted-out of the class settlements, with the settlements funds reduced proportionally. By the end of 2023, all material opt-out lawsuits and disputes from both cases had been resolved, and provisions adjusted accordingly.

Annual Report on Form 20-F 2023 | 429

About Aegon Governance and risk management Financial information Sustainability information

A third case was filed in October 2022 which relates to MDR increases in 2022 and 2023, that case is venued in Iowa federal court. At this time, Aegon is unable to reliably estimate the potential exposure in this case.

In addition, insurance companies and their affiliated regulated entities may face lawsuits that threaten their business models. For example, several US-based Aegon subsidiaries are defendants in a putative class action alleging that the subsidiaries mischaracterize agents as independent contractors instead of employees. While the subsidiaries disagree with these allegations and have vigorously defended the action, the parties have reached a settlement, subject to court approval, to avoid the cost, expense and risks associated with litigation. Litigation provisions have been adjusted to account for this pending resolution. Depending on the outcome, legal or regulatory claims like this against Transamerica subsidiaries and other companies could result in significant settlements or judgments, and could necessitate a change in the distribution model, which would be costly and could have a material impact on the financial results for that part of the Transamerica business. Depending on the outcome, legal or regulatory claims like this against Transamerica subsidiaries and other companies could result in significant settlements or judgments, and could necessitate a change in the distribution model, which would be costly and could have a material impact on the financial result for that part of the Transamerica business.

There is also an increasing risk of climate-related litigation. For example, plaintiffs have brought litigation against a variety of companies alleging that their actions have contributed to the increase of greenhouse gas emissions and resultant physical climate impacts or that such companies have been aware of the negative consequences of climate change for some time but failed to adequately disclose those risks to their investors or customers. While Aegon is not currently subject to any such litigation, certain company practices have been criticized by certain NGOs, including NGOs which have previously successfully brought climate litigation against Dutch companies. While Aegon has engaged with NGOs to reduce the risk of litigation, it cannot guarantee that these will be successful.

There can be no assurances that these matters will not ultimately result in a material adverse effect on Aegon’s business, results of operations, competitive position, reputation, and financial condition. For additional information on proceedings in which Aegon is involved, reference is made to the consolidated financial statements, note 39 Commitments and contingencies of Aegon’s Annual Report 2023.

Changes in government regulations in the jurisdictions in which Aegon operates may affect profitability and operating models.

Aegon’s regulated businesses, such as insurance and asset management, are subject to comprehensive regulation and supervision. The primary purpose of such regulation is to protect clients of these regulated businesses (e.g. policyholders), rather than holders of Aegon shares, capital securities and debt instruments. Changes in existing laws and regulations may affect the way in which Aegon conducts its businesses, including its relationship with distributors of its products and other third parties and the structure of its relationship with employees. These changes may be open to interpretation and evolution through judicial and enforcement action. Such changes may also affect the profitability of its businesses and the products it offers. In addition, the laws or regulations adopted or amended from time to time may impose greater restrictions on Aegon’s financial flexibility and operations or may result in higher costs. Such laws or regulations may relate to topics including but not limited to financial and accounting requirements; information security, data privacy, transfer, storage, and usage requirements; modeling and other actuarial requirements and standards; and investments, reserves, and financial management.

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

Regulatory changes may include measures that are addressed specifically to larger and internationally active groups. ComFrame, which was adopted in November 2019 by the IAIS, establishes minimum supervisory standards and guidance on the effective group-wide supervision of Internationally Active Insurance Groups (IAIGs) and builds on the IAIS Insurance Core Principles (a set of principles that is applicable to all insurers). Therefore, IAIGs may be subject to additional standards that other insurers or other insurance groups are not subject to. Pursuant to section 27H of the Insurance Act 1978, the BMA has identified Aegon as IAIG.

The implementation of ComFrame and the holistic framework, as well as other requirements aimed to address macro-prudential or concerns or concerns related to its capacity as internationally active group, may cause Aegon to engage

 430  |  Annual Report on Form 20-F 2023

Risk factors Aegon Ltd.

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

During the transition period to Bermuda solvency requirements for Aegon, at Group level is (partly) and Aegon’s EU insurance subsidiaries are, subject to the Solvency II framework. Impacts of amendments to the Solvency II directive would be principally felt in the Group’s EU subsidiaries, with second order impacts on Group in line with their materiality to the Group.

On June 5, 2019, the SEC adopted Regulation Best Interest (Regulation BI), a new rule requiring broker-dealers and investment advisers to recommend only those financial products to their customers that are in their customers’ best interest, and to clearly identify any potential conflicts of interest and financial incentives the broker-dealer may have in connection with the sale of such products. On October 31, 2023, the U.S. Department of Labor (“DOL”) proposed a regulation titled “Retirement Security Rule: Definition of an Investment Advice Fiduciary” (the “Proposed Fiduciary Rule”) and proposed amendments to several prohibited transaction exemptions. With these proposals, the DOL aims to expand the criteria for determining who would be an “investment advice fiduciary” for purposes of Section 3(21) of the Employee Retirement Income Security Act of 1974, as amended and force many such fiduciaries to comply with Prohibited Transaction Exemption 2020-02 for fee and affiliated investment conflicts. The Proposed Fiduciary Rule, if finalized, would modify the “five-part test” for determining fiduciary status that has been in effect since 1975. The Proposed Fiduciary Rule is the third attempt since 2010 by the DOL to replace the five-part test. The most recent attempt was an updated regulatory definition of investment advice fiduciary issued on April 8, 2016, which was vacated in its entirety by the US Court of Appeals for the Fifth Circuit in 2018. The comment period for the Proposed Fiduciary Rule ended on January 2, 2024. The 2023 Proposed Fiduciary Rule has generated considerable controversy and is the subject of industry efforts to advocate for changes to the proposed rule. The success or failure of these efforts cannot be predicted.

If implemented without significant changes, the Proposed Fiduciary Rule could have a material adverse impact with regard to Aegon Americas’ retirement plan and annuity businesses, including by increasing the cost and administrative burdens with respect to those Aegon entities that provide services to and through IRAs and defined contribution plans. Additionally, implementation of the rule as proposed could create challenges to the operating model of these businesses. Until a final rule is issued, it is not possible to quantify the impact of the proposal on the Company’s business or the challenges that it may present.

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

Increased attention to ESG matters may subject Aegon to additional costs or risks or otherwise adversely impact Aegon businesses. Aegon may not be able to meet evolving ESG standards and requirements or may fail to meet its sustainability and ESG-related goals and targets.

Annual Report on Form 20-F 2023 | 431

About Aegon Governance and risk management Financial information Sustainability information

Companies across industries, including insurance companies, asset managers, and banks are facing increasing scrutiny from a variety of stakeholders related to their ESG and sustainability practices. Such companies are expected and/or required to engage in certain initiatives and/or disclose the extent to which their activities and products, including their investments and the activities of the companies they invest in, meet ESG standards which may be set by regulators, sustainability-focused NGOs, or other third parties. For example, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on ESG matters, and such ratings are used by some investors to inform their investment or voting decisions. These requirements and standards are continuously and rapidly evolving -, which may include different standards accross various jurisdictions. While Aegon strives to meet applicable ESG standards to the best of its abilities, it may not be successful in doing so, due to the dynamic nature and evolution of these standards and might not be able to anticipate in all respects the further evolution of such standards. This may have an impact on its reputation, products and sales, as well as on its activities and investments, including long term investments. Compliance with these standards may require it to incur substantial costs, including but not limited to the gathering, monitoring, and disclosure of relevant information. Aegon may face additional costs in the event its efforts do not meet expectations. In addition, as part of its corporate efforts, Aegon has adopted certain sustainability and ESG-related goals, targets and metrics, including in relation to greenhouse gas emissions reduction, inclusion and diversity goals and other sustainability initiatives. However, such initiatives may be costly or subject to numerous conditions that are outside its control, and the Company cannot guarantee that they will have the desired effect. In addition, we may be subject to competing demands from different investors and other stakeholder groups with divergent views on ESG matters, including the role of ESG in the investment process. Investors may decide not to invest in our stock or provide their funds for us to manage if they disagree with our ESG and I&D strategies. In addition, there has been increased regulatory focus on ESG-related disclosures including whether they may be inaccurate or misleading. If Aegon cannot meet these goals fully or on time, if it is perceived to have not sufficiently addressed ESG matters, the Company may face reputational damage, litigation or unexpected costs. Reputational impacts may also impact Aegon’s ability to recruit and retain customers and employees.

Moreover, while Aegon creates and publishes disclosures, some of which are voluntary regarding ESG matters from time to time, many of these statements are based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of any established single approach to identifying, measuring and reporting on many ESG matters. Such disclosures may also be at least partially reliant on third-party information that Aegon has not independently verified or cannot be independently verified. In addition, various policymakers have adopted, or are considering adopting, requirements for extensive disclosures on climate-related and/or other ESG information, which may require us to incur significant additional costs to comply, including the implementation of significant new internal controls on matters historically not subject to such controls, and impose increased oversight obligations on our management and board. Simultaneously, there are efforts by some stakeholders to reduce companies’ efforts on certain ESG-related matters. Both advocates and opponents to certain ESG matters are increasingly resorting to a range of activism forms, including media campaigns and litigation, to advance their perspectives. To the extent we are subject to such activism, it may require us to incur costs or otherwise adversely impact our business. This and other stakeholder expectations will likely lead to increased compliance costs as well as scrutiny that could heighten all the risks identified in this risk factor. In addition, there has been a trend in certain states of the U.S. to constrain the use of ESG-related considerations by financial institutions in business decision-making. Such ESG matters may also impact Aegon’s suppliers or customers, which may adversely impact its business, financial condition, or results of operations.

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

The first type of risk may materialize due to (i) changes in tax laws, (ii) changes in interpretation of tax laws, (iii) later jurisprudence or case law, or (iv) the introduction of new taxes or tax laws. These tax risks include for example the risk of changes in tax rates, changes in loss carry-over rules and changes in customer taxation rules. Most of Aegon’s insurance products enjoy certain policyholder tax advantages. This permits, for example, the build-up of earnings on gross premium amounts with deferred taxation, if any, when the accumulated earnings are actually paid to Aegon’s customers. Legislators have, from time to time, considered legislation that may make Aegon’s products less attractive to consumers, including legislation that would reduce or eliminate this deferral of taxation. This may have an impact on insurance products and sales. Non-

 432  |  Annual Report on Form 20-F 2023

Risk factors Aegon Ltd.

compliance is caused by inaccurate, incomplete, and/or not timely reports of tax information, filings and/or payments required by regulatory agencies. Materialization of this risk could lead to increased tax charges, penalties, and interest.

Failure to manage reporting risks may lead to tax positions in financial reporting that do not represent a true and fair view.

The risk of the perception of aggressive tax practices may lead to reputational impact and could negatively affect Aegon’s businesses. Overall, tax risks may have a material adverse effect on Aegon’s businesses, profits, capital position, and financial condition.

Aegon is a Bermuda company and it may be difficult to effect service of process on, or enforce judgments against the company or its Directors and executive officers in the United States.

Aegon is incorporated under the laws of Bermuda, and the rights of its shareholders will be governed by Bermuda law and its memorandum of continuance and bye-laws. In addition, certain of our Directors and officers reside outside the United States. Aegon has been advised by Bermuda counsel that there is no treaty in force between the U.S. and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against Aegon or its Directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against Aegon or its Directors or officers under the securities laws of other jurisdictions.

In addition to and irrespective of jurisdictional issues, the Bermuda courts will not enforce a U.S. federal securities law that is either penal or contrary to public policy in Bermuda. It is the advice of our Bermuda counsel that an action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, will not be entertained by a Bermuda court. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under U.S. federal securities laws, would not be available under Bermuda law or enforceable in a Bermuda court, as they would be contrary to Bermuda public policy. Further, no claim may be brought in Bermuda against Aegon or its Directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability on Aegon or its Directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

Aegon may not manage risks associated with the reform and replacement of benchmark rates effectively.

Aegon recognizes that the reform of Interbank Offered Rates (“IBORs”) and any transition to replacement rates entail risks for all its businesses across its assets and liabilities. These risks include, but are not limited to:

•	Financial risks, arising from any changes in the valuation of financial instruments linked to benchmark rates, such as derivatives and floating rate notes, issued by, or invested in by Aegon;

•	Pricing risks, as changes to benchmark indices could impact pricing mechanisms on some funding instruments or investments; and

•	Conduct risks, relating to communication regarding potential impact on Aegon’s customers, and engagement during the transition period.

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

Annual Report on Form 20-F 2023 | 433

About Aegon Governance and risk management Financial information Sustainability information

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

The price at which Aegon’s common shares trade is influenced by many factors, some of which are specific to Aegon and Aegon’s operations, and some of which are related to the insurance industry and equity markets in general. As a result of these factors, investors may not be able to resell their common shares at or above the price paid for them. In particular, the following factors, in addition to other risk factors described in this section, may have a material impact on the market price of Aegon’s common shares:

•	Investor perception of Aegon as a company;

•	Actual or anticipated fluctuations in Aegon’s results of operations;

•	Announcements of intended acquisitions, disposals (and related approvals or refusals from governmental or regulatory authorities) or financings, or speculation about such acquisitions, disposals (and related approvals or refusals from governmental or regulatory authorities) or financings;

•	Changes in Aegon’s dividend policy, which may result from changes in Aegon’s cash flow and capital position;

•	Offering of additional shares by Aegon or sales of blocks of Aegon’s shares by significant shareholders, including Vereniging Aegon;

•	A downgrade or rumored downgrade of Aegon’s credit or financial strength ratings, including placement on credit watch;

•	Potential litigation or regulatory actions involving Aegon or the insurance industry in general;

•	Changes in financial estimates and recommendations by securities research analysts;

•	Fluctuations in capital markets, including foreign exchange rates, interest rates and equity markets;

•	The performance of other companies in the insurance sector;

•	Regulatory developments in the United States, the Netherlands, the United Kingdom, Bermuda and other countries in which Aegon operates;

•	International political and economic conditions, including the effects of terrorist attacks, military operations and other developments stemming from such events, and the uncertainty related to these developments;

•	News or analyst reports related to markets or industries in which Aegon operates; and

•	General insurance market conditions.

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

Vereniging Aegon holds 32.6% of Aegon’s voting shares. For details on the shareholding of Vereniging Aegon, its developments, the Amended 1983 Merger Agreement and the Voting Rights Agreement, please see the Major shareholders section on pages 380 through 383 of the Annual Report 2023.

Following the 1983 Amended Merger Agreement between Aegon Ltd. and Vereniging Aegon, Vereniging Aegon has a call option on common shares B, which Vereniging Aegon may exercise to keep or restore its total stake at 32.6%, irrespective of the circumstances which cause the total shareholding to be or become lower than 32.6%.

Under Bermuda law and Aegon’s bye-laws, common shares and common shares B offer equal full voting rights, as they have equal nominal values (EUR 0.12). The financial rights attached to a common share B are 1/40 of the financial rights attached to a common share. The Voting Rights Agreement between Aegon Ltd. and Vereniging Aegon ensures that under normal circumstances, i.e. except in the event of a Special Cause, Vereniging Aegon will no longer be able to exercise more votes than is proportionate to the financial rights represented by its shares. This means that in the absence of a Special Cause, Vereniging Aegon will cast one vote for every common share it holds and one vote only for every 40 common shares B. It is at the sole discretion of Vereniging Aegon if a Special Cause has occurred. A Special Cause includes the acquisition of a 15% interest in Aegon Ltd., a tender offer for Aegon Ltd. shares or a proposed business combination by any person or group or persons, whether individually or as a group, other than in a transaction approved by the CEO and Board of Directors. In the event

 434  |  Annual Report on Form 20-F 2023

Risk factors Aegon Ltd.

of a Special Cause, Vereniging Aegon’s voting rights will increase to 32.6% for up to six months. Consequently, Vereniging Aegon may have substantial influence on the outcome of corporate actions requiring shareholder approval.

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

Annual Report on Form 20-F 2023 | 435

About Aegon Governance and risk management Financial information Sustainability information

Compliance with regulations

Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 requires Aegon to disclose whether Aegon Ltd. or any of its affiliates have knowingly engaged during the calendar year in certain activities, transactions or dealings relating to Iran or with designated natural persons or entities sanctioned under programs relating to terrorism or the proliferation of weapons of mass destruction. The amounts in this section are reported in EUR 1 or GBP 1.

In the UK, Aegon maintained a limited number of plans that are reportable under Section 219. The non-US based subsidiaries of Aegon Ltd. do operate in compliance with applicable laws and regulations of the jurisdictions where they conduct business.

Aegon UK has five active UK resident customers who have one active Individual Pension Plan (IPP).One of the active customers received contributions into their plan in 2023 as an employee of a UK-based British registered charity that appears on the Specially Designated Nationals (SDN) List with the identifier Specially Designated Global Terrorist (SDGT); the charity made contributions to the pension. Four of these customers had previously received contributions into their plans as employees of the same entity prior to 2023 and Aegon now deems these four customers are no longer employed by the entity. Aegon does not hold a direct relationship with this charity, the customers are not SDNs; the charity does not own, benefit from, or have control over the pensions. All payments have been paid in UK Pounds from a UK bank account.

The pensions are managed in line with applicable legislation and regulation in the UK and the charity is not subject to sanctions in the UK or EU. The relationships are under close ongoing review. IPP #1 has a value of GBP 361,590 as of January 16, 2024, and monthly contributions of GBP 527.91 are being received. IPP #2 has a value of GBP 10,052 as of January 16, 2024, and no contributions are being received. IPP #3 has a value of GBP 72,387 as of January 16, 2024, and no contributions are being received. IPP #4 has a value of GBP 16,619 as of January 16, 2024, and no contributions are being received. IPP #5 has a value of GBP 17,624 as of January 16, 2024, and no contributions are being received. The related annual net profit arising from these contracts is difficult to calculate with precision but is estimated to be no greater than GBP 14,348.

Aegon Ltd. is not aware of any other activity, transaction or dealing by itself or any of its affiliates during the fiscal year that is disclosable in this report under Section 13(r) of the Exchange Act. As of the date of this report, Aegon Ltd. does not anticipate that any activity, transaction or dealing that may be disclosable will be conducted during the fiscal year ending March 31, 2024, except as described above.

 436  |  Annual Report on Form 20-F 2023

Property, plant and equipment

Property, plant and equipment

Aegon owns 5 offices located in Cedar Rapids, United States with a total square footage of 0.6 million. Aegon also leases space for various offices located throughout the United States under long-term leases with a total square footage of 0.6 million. Aegon’s principal offices in the United States are located in Baltimore, MD; Denver, CO; Cedar Rapids, IA; Johns Creek, GA; Knoxville, TN; Harrison, NY, St. Petersburg, FL and Plano, TX.

In Canada, Aegon leases space for various offices under long-term leases with a total square footage of 17.5 thousand. Aegon’s principal offices are located in Toronto, ON.

Aegon leases its headquarters in the Netherlands (The Hague) under a short term lease. Also, Aegon leases office space in Hungary (budapest) and Bermuda (Hamilton) under long term leases. Aegon Spain owns some commercial offices while its headquarters and some other commercial offices are leased under long term leases. Other offices in the United Kingdom are long-term leases. Aegon believes that its properties are adequate to meet its current needs.

Annual Report on Form 20-F 2023 | 437

About Aegon Governance and risk management Financial information Sustainability information

Employees and labor relations

A break-down of the number of employees by segments is provided below:

	2023	2022
Americas	6,967	6,153

United Kingdom	2,591	2,621

International	3,654	4,281

Asset Management	1,409	1,464

Holdings and other activities	1,037	958
	15,658	15,478

Of which Aegon’s share of employees in joint ventures and associates	3,204	3,507

Note that employees who work at Aegon’s Corporate Center are included in numbers of the segment in which they are located.

After the divestment of Aegon NL, the remaining employees in the Netherlands are employed by a new entity named Aegon Employees Netherlands B.V. All its employees, excluding senior management, continue to be covered by the collective labor agreement that has a duration up to and including June 30, 2024. The European Works Council is consulted on decisions that affect employees in multiple European Economic Area countries.

Under Dutch law, members of the Works Council responsible for Aegon in the Netherlands are elected by the employees of Aegon Employees Netherlands B.V.

See note 13 Other operating expenses of the Notes to the consolidated financial statements of this Annual Report on Form 20-F for details on employee expenses.

 438  |  Annual Report on Form 20-F 2023

Group dividend policy

Group dividend policy

Aegon aims to pay out a sustainable dividend to allow equity investors to share in Aegon’s performance, which can grow over time if Aegon’s performance so allows. Aegon’s plans for returning capital to shareholders are based on: the actual and expected capital position of its operating units, the expected levels of capital generation and free cash flow, and the expected allocation of capital to invest in Aegon’s strategy and in the quality of its balance sheet.

Capital remittances from Aegon’s local units

After investment in new business to generate organic growth, the expected capital generation in Aegon’s operating units is available for distribution to the Company, while maintaining a capital and liquidity position in the operating units in line with Aegon’s capital management and liquidity risk policies in addition to adhering to local regulatory and statutory requirements and restrictions. Prior to any remittances, an assessment has to be performed.

Capital return to shareholders

Aegon uses cash flows from its operating units to pay unallocated holding expenses, including funding costs. The remaining cash flow is available to execute Aegon’s strategy and to fund dividends on its shares, subject to maintaining the Company’s capital and liquidity in line with its capital management and liquidity risk policies.

Aegon takes into account the applicable laws, the actual and expected capital positions of its operating units, Cash Capital at Holding balances, leverage ratios and strategic considerations when declaring or proposing dividends on common shares. Depending on circumstances, future prospects and other considerations, Aegon’s Board of Directors has discretion to deviate from the aforementioned capital and liquidity measures.

While Aegon uses dividend as the primary means to distribute capital to Aegon’s shareholders, share buy-back programs are also recognized as an appropriate means to return capital.

If Aegon decides to distribute (interim) dividends, it is Aegon’s intention to pay these dividends in cash. However, Aegon’s Board of Directors will have the discretion to make dividend payments solely in stock or offer the holder of common shares a choice between cash or stock dividends, if appropriate under the prevailing circumstances.

In connection with dividends that are paid out in cash Aegon’s corporate website will publish if and where Dividend Reinvestment Programmes (“DRIP”) are available. Aegon pays cash dividends on shares of New York registry in US dollars through Citibank, N.A., Aegon’s NYSE paying agent, based on the foreign exchange reference rate (WM/Reuters closing spot exchange rate fixed at 5.00 pm Central European Summer Time (‘CEST’)) on one business day before the US-ex dividend day. For dividends, which holders may elect to receive in either cash or in stock, the value of the stock alternative may differ from the value of the cash option. The value of shares distributed as stock dividend may be repurchased in the market in order to undo the dilution caused by the distribution of dividend in stock.

Governance

Under Bermuda law and Aegon’s Bye-laws, the Board of Directors may, before declaring any dividend, set aside such sums as it thinks proper as reserves which shall, at the discretion of the Board of Directors, be applicable for any purpose of Aegon.

Aegon may make one or more dividend distributions to the holders of common shares. The decision to declare an interim dividend is at the full discretion of Aegon’s Board of Directors.

The Board of Directors determines the dividend payment date and the dividend record date for the common shares and also determines the currency or currencies in which the dividends are paid. Under normal circumstances, Aegon expects to declare a final dividend at the Annual General Meeting of Shareholders and to propose an interim dividend when announcing its second quarter results. Depending on circumstances, future prospects and other considerations, Aegon’s Board of Directors may choose to deviate from this approach.

There is no requirement or assurance that Aegon will declare and pay any dividends.

Annual Report on Form 20-F 2023 | 439

About Aegon Governance and risk management Financial information Sustainability information

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

 440  |  Annual Report on Form 20-F 2023

Memorandum and Bye-Laws

Memorandum and Bye-Laws

Aegon is a Bermuda exempted company with liability limited by shares, having its registered office in Hamilton, Bermuda. Aegon has its principal place of business in The Hague, The Netherlands, where its headquarters are. Aegon is registered in the Bermuda Registrar of Companies under number 202302830 and the Dutch trade register under number 27076669.

Certain provisions of Aegon’s current Bye-Laws are discussed below.

Objects and purposes

•	The objects of Aegon are to incorporate, acquire and alienate shares and interests in, to finance and grant security for obligations of, to enter into general business relationships with, and to manage and grant services to legal entities and other entities, in particular those involved in the insurance business, and to do all that is connected therewith or which may be conducive thereto, all to be interpreted in the broadest sense; and

•	In achieving the aforesaid objects due regard shall be taken, within the scope of sound business operations, to provide fair safeguards for the interests of all the parties directly or indirectly involved in Aegon.

Provisions related to Directors

For information with respect to provisions in the Board of Directors, refer to the Governance section (see pages 42-46).

Description of Aegon’s capital stock

Aegon has two types of shares: common shares (par value EUR 0.12) and common shares B (par value EUR 0.12).

Common characteristics of the common shares and common shares B

• All shares are in registered form;

• All shares have dividend rights except for those shares (if any) held by Aegon as treasury stock. Dividends which have not been claimed within five years lapse to Aegon;

• Each currently outstanding share is entitled to one vote except for shares held by Aegon as treasury stock. There are no upward restrictions;

• However, under normal circumstances, i.e. except in the event of a Special Cause, based on the Voting Rights Agreement, Vereniging Aegon will not be able to exercise more votes than is proportionate to the financial rights represented by its shares. This means that in the absence of a Special Cause, Vereniging Aegon may cast one vote for every common share it holds and one vote only for every 40 Common Shares B it holds. As Special Cause qualifies the acquisition of a 15% interest in Aegon, a tender offer for Aegon shares or a proposed business combination by any person or group of persons, whether individually or as a group, other than in a transaction approved by the Board of Directors. If, in its sole discretion, Vereniging Aegon determines that a Special Cause has occurred, Vereniging Aegon will notify the General Meeting of Shareholders and retain its right to exercise the full voting power of one vote per common share B for a limited period of six months;

• All shares have the right to participate in Aegon’s net profits. Net profit is the amount of profits after contributions, if any, to a reserve account;

• In the event of liquidation, all shares have the right to participate in any remaining balance after settlement of all debts;

• The Board of Directors may resolve to repurchase shares and subsequently cancel these treasury shares. In all other events the General Meeting of Shareholders may resolve to alter the capital by cancellation of the shares, change the currency denomination of its share capital, consolidate and divide all or any of the Aegon’s share capital into shares of larger par value than the existing shares and sub-divide the Aegon’s shares into shares of smaller par value than is fixed by the Aegon’s Bye-Laws;

• There are no sinking fund provisions;

• All issued shares are fully paid-up; so, there is no liability for further capital calls; and

• There are no provisions discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares.

Differences between common shares and common shares B

• The Common Shares are listed; the Common Shares B are not listed;

• The financial rights attaching to a common share B are one-fortieth (1/40th) of the financial rights attaching to a common share; and

• A repayment on Common Shares B needs approval of the holders of Common Shares B.

• A transfer of Common Shares B requires approval of the Board of Directors of Aegon

Annual Report on Form 20-F 2023 | 441

About Aegon Governance and risk management Financial information Sustainability information

Actions necessary to change the rights of shareholders

To change the right of shareholder the Bye-Laws and the Memorandum of Continuance need to be amended. The Board of Directors resolves on an amendment of the Bye-Laws. In order for such amendment to take effect, it must be approved by the General Meeting of Shareholders. An amendment of the Memorandum of Continuation needs to be approved by the Board and the General Meeting of Shareholders. Under Bermuda law, shareholders who, alone or jointly, represent at least 20% of Aegon’s paid-up share capital or any class thereof have the right to, within 21 days after a resolution to amend the Memorandum of Continuation has been adopted by the General Meeting of Shareholders, apply to the Supreme Court of Bermuda for an annulment of such amendment of the Memorandum of Continuation, other than an amendment which alters or reduces Aegon’s share capital as provided in Bermuda law. No application may be made by Shareholders voting in favor of the amendment.

Furthermore, a resolution of the General Meeting of Shareholders to amend the Bye-Laws which has the effect of reducing the rights attributable to holders of a specific class shall be subject to the approval of the meeting of holders of such class.

Conditions under which meetings are held

A General Meeting of Shareholders must be convened at least 30 days prior to the day of the General Meeting of Shareholders and shall be called by way of a press release and publication on the website. The notice shall specify the place, day and time of the meeting, the record date, means of electronic communication, if any, and the agenda of the meeting. General Meetings of Shareholders will be convened by the Board of Directors. Shareholders representing at least ten per cent (10%) of the paid-up share capital may request a General Meeting of Shareholders. Shareholders representing at least one per cent (1%) of the issued capital or one hundred (100) or more shareholders jointly may request one or more items to be added to the agenda of a General Meeting of Shareholders. Such a request must be received by Aegon not less than six (6) weeks before the General Meeting of Shareholders. Matters that are not reserved for, or do not require a resolution of the General Meeting of Shareholders pursuant to the Bye-Laws or Bermuda law, may only be included as a non-voting discussion item that shall be non-binding to the company and the Board of Directors unless otherwise and at its sole discretion determined by the Board of Directors. The agenda is also sent to shareholders registered with the Company Register. New York Registry shareholders or their brokers receive a proxy solicitation notice.

The record date is used to determine shareholders’ entitlements with regard to their participation and voting rights in a General Meeting of Shareholders. The record date may be determined by the Board of Directors and may not be more than sixty (60) days before or later than twenty (20) business days before the date fixed for the General Meeting of Shareholders.

Limitation on the right to own securities

There are no limitations, either under the laws of Bermuda or in Aegon’s Bye-Laws on the rights of non-residents of Bermuda to hold or vote Aegon Common Shares or Common Shares B.

Provisions that would have the effect of delaying a change of control

The General Meeting of Shareholders appoints the members of the Board of Directors. If the appointment of a member of the Board of Directors is proposed by the Board of Directors, the General Meeting of Shareholders resolution requires a simple majority of the votes cast, while otherwise, the resolution requires a two-thirds majority of the votes cast, which majority must represent more than half of the issued share capital. Members of the Board of Directors will be appointed for a term of not more than four years. If the removal or suspension of a member of the Board of Directors is proposed by the Board of Directors, the General Meeting resolution requires a simple majority of the votes cast, while otherwise, the resolution requires a two-thirds majority of the votes cast, which majority must represent more than half of the issued share capital.

In the event a Special Cause occurs (such as the acquisition of 15% of Aegon’s voting shares, a tender offer for Aegon’s shares or a proposed business combination by any person or group of persons, whether individually or as a group, other than in a transaction approved by Board of Directors), Vereniging Aegon will be entitled to exercise its full voting rights of one vote per each common share B for up to six months per Special Cause, thus increasing its current voting rights to 32.6%.

 442  |  Annual Report on Form 20-F 2023

Memorandum and Bye-Laws

Threshold above which shareholder ownership must be disclosed

There are no such provisions in the Bye-Laws. Aegon is listed in the Netherlands and Dutch law applies to its listing. Dutch law requires public disclosure with the Authority for Financial Markets with respect to the ownership of listed shares when the following thresholds are met: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%.

Material differences between Bermuda law and US company law with respect to the items above

Reference is made to the paragraph ‘Differences between Bermuda and US company laws’ included in the section Differences between Bermuda and US company laws of this Annual Report (see page 444).

Special conditions governing changes in the capital

There are no conditions more stringent than what is required by law.

Annual Report on Form 20-F 2023 | 443

About Aegon Governance and risk management Financial information Sustainability information

Differences between Bermuda and US company laws

Bermuda company law differs in certain material respects from US law.

Amendment of the constitutional documents

The Board resolves on the amendment of the Bye-Laws. In order for such amendment to take effect, it must be approved by the General Meeting. An amendment of the Memorandum of Association needs to be approved by the Board and the General Meeting. Under Bermuda law, shareholders who, alone or jointly, represent at least 20% of Aegon Ltd.’s paid-up share capital or any class thereof have the right to, within 21 days after a resolution to amend the Memorandum of Association has been adopted by the General Meeting, apply to the Supreme Court of Bermuda for an annulment of such amendment of the Memorandum of Association, other than an amendment which alters or reduces Aegon Ltd.’s share capital as provided in Bermuda law. No application may be made by shareholders voting in favor of the amendment.

The corporation law of many US states require that, unless a greater percentage is provided for in the certificate of incorporation, a majority of the outstanding stock entitled to vote is required to approve the amendment of the certificate of incorporation at the stockholders’ meeting. Additionally, the corporation law of many US states provide that holders of a majority of the voting power of a corporation and, if so provided in the certificate of incorporation, the Directors of the corporation, have the power to adopt, amend and repeal the bylaws of a corporation.

Calling of Special Shareholders Meetings

See “Corporate Governance” for a discussion of the procedures related to calling of special shareholders meetings under our Bye-Laws and Bermuda law.

The corporation laws of many US states permit the Board of Directors or any person who is authorized under a corporation’s certificate of incorporation or by-laws to call a special meeting of shareholders.

 444  |  Annual Report on Form 20-F 2023

Material contracts

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

In July 2023, Aegon completed the transaction to combine its Dutch pension, life and non-life insurance, banking and mortgage origination activities with a.s.r. The completion of the transaction also marked the beginning of Aegon’s asset management partnership with a.s.r.

In connection with this Transaction the following material contract has been identified:

•	Business Combination Agreement (BCA); Agreement between Aegon Europe Holding B.V. and Aegon N.V. and ASR Nederland N.V., dated October 26, 2022, relating to the combination of ASR Nederland N.V. and Aegon Nederland N.V.

The full terms and conditions of the Transaction are laid down in the BCA. The BCA has been filed as an Exhibit to Aegon’s Annual Report on Form 20-F for fiscal year ended December 31, 2022. Refer to separate section on Exhibits.

There are no other material contracts.

Annual Report on Form 20-F 2023 | 445

About Aegon Governance and risk management Financial information Sustainability information

Exchange controls

Under the Bermuda Exchange Control Act 1972 and the Bermuda Exchange Control Regulations 1973, the specific permission of the Bermuda Monetary Authority is required for all issues and transfers of securities of Bermuda companies to persons who are non-resident, other than in cases where general permission has been given. General permission can be given where a Bermuda company has equity securities listed on an appointed stock exchange.

The Bermuda Monetary Authority has issued its general permission to Aegon Ltd. As a result of the listing of Aegon Ltd.’s shares on the Euronext Amsterdam and New York Stock Exchange, it can rely on this general permission. This means that Aegon does not need to apply for specific permission for the issue or transfer of its shares, to pay dividends or distribute capital, open and maintain bank accounts in any currency or to acquire assets or meet its liabilities.

 446  |  Annual Report on Form 20-F 2023

United States tax consequences to holders of shares

United States tax consequences to holders of shares

Introduction

This section describes certain US Federal income tax consequences to beneficial holders of common shares that are held as capital assets, including certain Dutch withholding tax considerations. This section does not address all US Federal income tax matters that may be relevant to a particular holder. Each investor should consult their tax advisor with respect to the tax consequences of an investment in the common shares. This section does not address tax considerations for holders of common shares subject to special tax rules including, without limitation, the following:

•	Financial institutions;
•	Insurance companies;
•	Dealers or traders in securities or currencies;
•	Tax-exempt entities;
•	Regulated investment companies;
•	Persons that at any time hold the common shares as part of a ‘hedging’ or ‘conversion’ transaction or as a position in a ‘straddle’ or as part of a ‘synthetic security’ or other integrated transaction for US Federal income tax purposes;
•	US expatriates and former citizens or former residents of the United States;
•	Persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement;
•	Holders that own (or are deemed to own for US Federal income tax purposes) 10% or more of the shares of Aegon by vote or value;
•	Partnerships, or arrangements treated as partnerships for US tax purposes, or pass-through entities or persons who hold common shares through partnerships or other pass-through entities; and
•	Holders that have a ‘functional currency’ other than the US dollar.

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

Annual Report on Form 20-F 2023 | 447

About Aegon Governance and risk management Financial information Sustainability information

Dividend withholding tax in the Netherlands

Withholding requirement

Aegon is required to withhold 15% Dutch dividend withholding tax in respect of the gross dividends paid on its common shares. In the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965), dividends are defined as the proceeds from shares, which include:

•	Direct or indirect distributions of profit, regardless of their name or form.
•	Liquidation proceeds, proceeds on redemption of Aegon common shares and, as a rule, the consideration for the repurchase of its own common shares by Aegon in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes, unless a particular statutory exemption applies.
•	The nominal value of new common shares issued to a holder of Aegon common shares or an increase of the nominal value of Aegon common shares, except insofar as the (increase in the) nominal value of Aegon common shares is funded out of its paid-in capital as recognized for Dutch dividend withholding tax purposes.
•	Partial repayments of paid-in capital recognized for Dutch dividend withholding tax purposes, if and to the extent there are qualifying profits (zuivere winst), unless Aegon’s General Meeting of Shareholders has resolved in advance to make such repayment and provided that the nominal value of Aegon common shares concerned has been reduced by an equal amount by way of an amendment of the Articles of Association. The term ‘qualifying profits’ includes anticipated profits that have yet to be realized.

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

Beneficial owner

A recipient of proceeds from Aegon common shares will not be entitled to any exemption, reduction, refund or credit of Dutch dividend withholding tax if such recipient is not considered to be the beneficial owner of such proceeds. The recipient will not be considered the beneficial owner of these proceeds, if, in connection with such proceeds, the recipient has paid a consideration as part of a series of transactions in respect of which it is likely:

•	That the proceeds have in whole or in part accumulated, directly or indirectly, to a person or legal entity that would: (i) as opposed to the recipient paying the consideration, not be entitled to an exemption from dividend withholding tax; or (ii) in comparison to the recipient paying the consideration, to a lesser extent be entitled to a reduction or refund of dividend withholding tax; and
•	That such person or legal entity has, directly or indirectly, retained or acquired an interest in Aegon common shares or in profit sharing certificates or loans, comparable to the interest it had in similar instruments prior to the series of transactions being initiated.

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

 448  |  Annual Report on Form 20-F 2023

United States tax consequences to holders of shares

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

Annual Report on Form 20-F 2023 | 449

About Aegon Governance and risk management Financial information Sustainability information

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

 450  |  Annual Report on Form 20-F 2023

Principal accountant fees and services

Principal accountant fees and services

PricewaterhouseCoopers Accountants N.V. (PwC) has served as Aegon’s independent public accountant for each of the years in the three-year period ended December 31, 2023, for which audited financial statements appear in this Annual Report.

The following table presents the aggregate fees for services rendered by PwC in 2023 and 2022.

Independent public accountant fees

in EUR million	2023	2022

Audit fees	33	35

Audit-related service fees	11	10

Tax	-	1

Total	44	45

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

Under the Pre-approval Policy, proposed services either:

•	May be pre-approved by the Audit Committee without consideration of specific case-by-case services (general pre-approval); or
•	Require the specific pre-approval of the Audit Committee (specific pre-approval). Appendices to the Pre-approval Policy (that are adopted each year) set out the audit, audit-related, tax and other services that have received general pre-approval of the Audit Committee. All other audit, audit-related, tax and other services must receive specific pre-approval from the Audit Committee.

For the period 2022 to 2023, all services provided to Aegon by its independent public accountant were pre-approved by the Audit Committee in accordance with the Pre-approval Policy.

Annual Report on Form 20-F 2023 | 451

About Aegon Governance and risk management Financial information Sustainability information

Purchases of equity securities by the issuer and affiliated purchasers

Period	Total number of shares purchased1)	Average price paid per share in EUR	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs at end of month

January 1 - 31, 2023	8,516,263	5.00	8,516,263	-

February 1 - 28, 2023	5,959,061	5.03	5,959,061	40,838,506

March 1 - 31, 2023	18,734,994	4.23	18,734,994	22,103,512

April 1 - 30, 2023	8,605,944	4.08	8,605,944	13,497,568

May 1 - 31, 2023	12,135,613	4.12	12,135,613	1,361,955

June 1 - 30, 2023	1,361,955	4.15	1,361,955	-

July 1 - 31, 2023	17,735,076	4.77	17,735,076	283,724,922

August 1 - 31, 2023	33,975,519	4.83	33,975,519	249,749,403

September 1 - 30, 2023	48,201,072	4.66	48,201,072	201,548,331

October 1 - 31, 2023	38,502,642	4.54	38,502,642	163,045,689

November 1 - 30, 2023	6,813,921	4.73	6,813,921	156,231,768

December 1 - 31, 2023	25,652,916	5.23	25,652,916	130,578,852
Total	226,194,976		226,194,976

[1]	Aegon intends to return EUR 1.5 billion of the cash proceeds to shareholders – barring unforeseen circumstances – through a share buyback program.

 452  |  Annual Report on Form 20-F 2023

Cybersecurity

Cybersecurity

Cybersecurity Risk Management and Strategy

Aegon employs an IT security strategy and maintains a suite of systems, procedures and controls that are designed to protect the confidentiality, integrity and availability of critical systems owned or used by us as well as the information that flows through those systems.

Our Cybersecurity risk program (1) is focused on the highest-risk assets, (2) aims to mitigate the highest risks, and (3) aims to be responsive to evolving threats based on learnings from industry security events and developments.

Cybersecurity risk management is an integral part of our IT Risk Management Framework developed as part of our IT and Cyber risk management oversight. IT and Cyber risk management is integrated into our Enterprise Risk Management (ERM) program and shares common methodologies, policies, standards, and governance processes.

Key elements of our cybersecurity risk management include, but are not limited to the following:

•	Global policies (e.g., Global Information Security policy, Global IT Risk Management policy), which set out minimum requirements to help ensure controls are implemented and cybersecurity risk is adequately managed.
•	Aegon has developed the Information Technology Control Framework (ITCF) as the library of Aegon’s global IT controls based on certain industry standards.
•	Technology and cybersecurity risks are part of Aegon’s risk universe and are aggregated and reported as part of Aegon’s IT Risk profile.
•	The IT and cybersecurity risk management lifecycle is a process of identifying, assessing, controlling, monitoring, and reporting risks. The processes and procedures to manage risks in the first, second, and third lines above, integrated within existing ERM processes, IT management domains, and capabilities.
•	Aegon has developed and maintains a Global Incident Response plan, which is a collection of documented processes, technical playbooks, and resources needed in order to respond to potential cybersecurity incidents.
•	Global Training and Awareness campaigns include all Aegon employees and are conducted routinely.
•	Aegon uses external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls.
•	Aegon manages a third-party risk management process for key service providers based on our assessment of their criticality to our operations and respective risk profile.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition.

Cybersecurity risks and threats continuously evolve and we face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See “Risk Factors – a perceived or actual computer system failure or security breach of Aegon’s IT systems or that of critical third parties may disrupt Aegon’s business, damage Aegon’s reputation and adversely affect Aegon’s results of operations, financial condition, and cash flows” for additional detail.

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Aegon Risk Committee (Committee) oversight of cybersecurity and other IT risks. The Committee reports directly into the Board and focuses on the effectiveness of the design, operation and appropriateness of the enterprise risk management framework and the internal control systems of Aegon.

The Committee receives regular reports from Aegon’s Chief Risk Officer covering all known material cybersecurity risks of the Company including but not limited to operational risk, technology and information security risks. In addition, management updates the Committee, as necessary, regarding significant or potentially significant cybersecurity incidents.

The Committee receives periodic updates from our Global Chief Information Security Officer. These include, but are not limited to: progress updates on cybersecurity strategy and execution against the Aegon strategic roadmap, a review of cybersecurity metrics, updates on the evolving threat landscape, and a review of our control environment.

Annual Report on Form 20-F 2023 | 453

About Aegon Governance and risk management Financial information Sustainability information

Our management team, including our Global Chief Technology Officer, Global Chief Information Security Officer, Directors of various Security Services (e.g., Identity, Cloud, Data, SOC) along with Business Unit Security Officers (BISOs), is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program, and is informed about cybersecurity incidents and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our Management team includes broad range of executive, strategic, and technical experiences across diverse number of technology and cybersecurity domains.

 454  |  Annual Report on Form 20-F 2023

Sustainability information 2023 456 Basis of preparation 456 Defining content 458 Reporting process 461 Our material topics 461 Our approach 462 Climate change mitigation and adaptation 465 Inclusion and diversity 467 Customer empowerment 469 Employee wellbeing 472 Data security and privacy 473 Business conduct 476 Policies and statements 480 Regulation and compliance 480 EU Directives 483 Our commitments 483 United Nations Global Compact 483 United Nations Sustainable Development Goals 483 UNEP-FI Principles for Sustainable Insurance 486 Task Force on Climate-related Financial Disclosures 486 Introduction 486 Governance 486 Strategy 492 Risk management 495 Metrics and targets 499 EU Taxonomy 499 EU Taxonomy Regulation 500 EU Taxonomy eligibility 501 EU Taxonomy alignment 506 Voluntary information 506 Introduction 506 Extra metrics 508 External recognition 509 Disclaimer 512 Contact Annual Report on Form 20-F 2023 | 455

About Aegon Governance and risk management Financial information Sustainability information

Basis of preparation

The consolidated sustainability (non-financial) information has been prepared in accordance with the applicable reporting requirements under the Dutch Civil Code, including the EU Non-Financial Reporting Directive (NFRD) and the EU Taxonomy Regulation. As of January 2024, the EU Corporate Sustainability Reporting Directive (CSRD) will replace the NFRD. For the report over 2024, Aegon has to comply with the disclosure requirements of the CSRD and the related legislation, namely, the European Sustainability Reporting Standards (ESRS).

This chapter contains a new section entitled “Our material topics”, which is structured around the six topics identified through the double materiality assessment (DMA). Each topic has its own section where definitions and related impacts, risks, and opportunities are disclosed, along with related policies, key performance indicators, targets, and metrics. Each topic is also mapped against the related UN Sustainable Development Goals (SDGs) to highlight Aegon’s contribution to these goals. Aegon’s actions on these topics, where

Defining content

In 2023, Aegon took further steps to prepare for the upcoming sustainability-related disclosure requirements of the CSRD and ESRS. The concept of “double materiality” is one of the cornerstones of the CSRD framework. It requires that a sustainability matter is assessed based on two perspectives: financial materiality and impact materiality. Subsequently, the matters/topics identified as material according to the criteria under one or both of the financial/ impact materiality perspectives, will form the basis of the sustainability-related information for future reporting.

Our sustainability disclosures have been mapped to our six DMA topics and their disclosure requirements, as defined by the ESRS, as well as to disclosures specific to Aegon. As the DMA process was concluded in the last quarter of 2023, we will continue to develop the disclosures for each of these topics during 2024.

The information on material topics is provided mainly in the “Sharing value with our stakeholders in 2023” (pages 24-35) and “Our material topics” (pages 461-477) sections.

General ESRS disclosures are included in various sections of the Management report. This includes information about Aegon’s sustainability governance, which is disclosed in the “Governance and risk management 2023” section (page 51). The composition and diversity of the members of the Board of Directors and the Executive Committee can be found in the “Report of the Board of Directors” section available, are disclosed in the “Creating sustainable value for our stakeholders in 2023” section (pages 19-20).

The chapter also includes voluntary disclosures related to sustainability initiatives such the UNEP-FI Principles for Sustainable Insurance (PSI) and the Task Force on Climate-related Financial Disclosures (TCFD).

Voluntary information not linked to a material topic but relevant to our sustainability approach and benchmarking is presented in the “Voluntary Information” and “External Recognition” sections (pages 506-508).

The sustainability information in this chapter of the report is part of the “Management report” as defined in Part 9 of Book 2 of the Dutch Civil Code. In this report, we use the words “non-financial” and “sustainability” interchangeably. We also use the term “ESG” when referring to environmental, social or governance risks or performance.

(page 60-61). The interests and views of our stakeholders including the engagement process are described in the “Understanding and engaging with our stakeholders” section (page 21). Our market position, strategy, and business model are described in the “Who we are” and “Our strategy” sections (pages 2-3 and 9-13).

The double materiality assessment

According to the ESRS, “a sustainability topic or information is material from an impact perspective if it is related to actual or potential, positive or negative impacts that an undertaking - in this case Aegon - has on the environment and society. A sustainability topic or information is material from a financial perspective if it triggers financial effects on Aegon, i.e., generates risks or opportunities that influence or are likely to influence the future cash flows and therefore, the enterprise value of Aegon”.

In 2023, we conducted our second DMA, following a four-step methodology.

1.

Understand the landscape: Desk research, which included peer analysis, media scan, high-level scan of reporting and regulatory requirements and an analysis of sustainability trends for the insurance sector.

2.

Consultation: Harmonizing a long list of topics and preparing for stakeholder engagement, where the long list of topics that emerged from the desk research was aligned with the ESRS requirements, resulting in a medium list of topics; and identifying stakeholders to engage with.

 456  |  Annual Report on Form 20-F 2023

Basis of preparation

3.  Assess impacts, risks, and opportunities: Assess impact materiality and financial materiality through a survey of stakeholders representing different business units and external stakeholders. Conduct interviews with key internal and external stakeholders, including a separate workshop on financial materiality.

4.  Validation, approval, and integration: Validation of the results by key internal stakeholders, endorsement of the short-listed material topics by the Global Sustainability Board, and approval by the CEO, supported by the Executive Committee.

Assessment criteria

For the 2023 DMA, we used the descriptions and the following assessment criteria as prescribed by the ESRS as a basis for our approach:

1.  We assessed the materiality of actual and potential impacts by asking key stakeholders to prioritize the topics and rank their impacts.

2.  For the assessment of financial materiality[1], we gathered input on the potential risks and opportunities of a topic. We used our existing ERM methodology for scoring the impacts, consisting of financial, customer, regulatory, and reputational categories.

3.  For the selection of material topics, we ranked them as highly, moderately, or less material. Those ranked as highly material from either an impact or financial materiality perspective were included in our list of material topics. We then “sense checked” the results with stakeholders through several consultations.

Through this assessment, we identified six material topics. The “Our material topics” section is structured around these topics.

Comparison with previous DMA topics

For our 2023 DMA, we established a methodology that builds on the process we developed for our 2022 DMA. Compared to our 2022 DMA, our two priority themes (climate change and inclusion and diversity) are again confirmed as material. Topics such as responsible investing, responsible products, and solid financial performance, which were identified as material topics in 2022, are now considered mechanisms or direct results that stem from addressing our material topics effectively. Some topics have evolved since last year. For example, talent development is an element of the wider topic of employee wellbeing, and customer experience has been sharpened to become customer empowerment.

Value chain

In our double materiality assessment, we have considered the impacts, risks, and opportunities (IROs) along our value chain in broad terms. We approached this through the different perspectives that define Aegon’s operations and impact areas: our underwriting role (focusing on our insurance/ products perspective), our role as an investor (emphasizing our investment perspective), and our role as a responsible company (highlighting our own operational practices and supply chain).

The scope of the sustainability information disclosed in this report includes both upstream and downstream actors in the value chain, where possible and where information is available. For example, our climate change disclosures cover our own operations as well as our investments.

The following table illustrates our value chain. In 2024, we will continue to refine the definition of our value chain and further mature the assessment of material topics within the value chain.

Position in value chain	Value chain dimension	Value chain element

Upstream	Suppliers	Supply chain

Aegon	Own operations	Workforce
Real estate
Sponsorships and partnerships, community investment

Downstream	Underwriting	Customers
Distribution, claims, and underwriting process
Joint ventures and associates
	Investments and asset management	Investments
Joint ventures and associates
Third-party investments

Next steps

Over the next year, we will continue to develop the material disclosures, as necessary, to meet the ESRS requirements. Where action is required on material topics, this will be integrated into our sustainability approach and other mechanisms. In 2024, we will continue to mature the processes we follow as part of our DMA approach. In particular, we will refine our approach to assessing double materiality within the value chain. We will also enhance our stakeholder engagement strategy to improve our engagement with key external stakeholders.

[1]	This assessment of financial materiality is informed by relevant European laws and standards, it may not always align with the definition under US securities laws.

Annual Report on Form 20-F 2023 | 457

About Aegon Governance and risk management Financial information Sustainability information

Reporting process

The qualitative sustainability information disclosed has been compiled based on the DMA output and through dedicated interviews with internal subject matter experts.

Quantitative sustainability information is maintained in different information systems throughout the organization. The information has been collected and aggregated at group-level through an online data collection tool. All data has been reviewed and validated by dedicated subject matter experts at Aegon. To prepare for limited assurance for the financial year 2024, we have documented all material sustainability reporting processes and key controls. This year’s sustainability information has not been subject to an external audit or review.

In 2023, we further enhanced our Sustainability Reporting Program. The program aims to meet evolving regulatory requirements, provide data for sustainability performance benchmarks, and support our sustainability approach and other sustainability commitments. Responsibility for sustainability reporting is a collaboration between Aegon’s Global Corporate Sustainability Team and our Finance function. Finance are tasked with collecting sustainability and ESG data, establishing processes and controls, and implementing robust reporting tooling. This collaboration aims to prepare Aegon for limited assurance on sustainability information, as required from 2024 under the CSRD.

Estimations

Estimations (i.e. assumptions or extrapolations) may be applied where data is incomplete or unavailable. For the 2023 reporting year, the following significant estimations have been made:

∎	EU Taxonomy eligibility and alignment assessment (please see “EU Taxonomy” section on page 500)
∎	Investment carbon footprint: we use extrapolation for the weighted average carbon intensity when underlying carbon data is not available. The availability of data for this indicator is expressed as a coverage ratio, as disclosed in the Task Force on Climate-related Financial Disclosures (TCFD; pages 484-498) and “Climate change mitigation and adaptation” section (pages 462-464). For Aegon UK, there was no disclosed data coverage for the 2019 baseline. An assumption was made to extrapolate based on a comparable level of data coverage in line with subsequent years. For direct real estate investments, relative intensity is calculated based on the floor space with carbon data available (sqm). Additionally, the data coverage % for direct real estate only includes those properties with available floor space data.
∎	Operational energy consumption (gas and electricity) and associated GHG emissions: we extrapolate by floor area in cases where we are missing data on energy use.
∎	For business travel by car: where we do not have the information to specify between cars running on electricity or fossil fuel, we assume they are using fossil fuel.
∎	For energy consumed by employees classified as permanent home workers: we extrapolate by using the total headcount and the energy intensity for our overall office space.

 458  |  Annual Report on Form 20-F 2023

Basis of preparation

Revisions of comparative information

When compiling and disclosing sustainability data, reclassifications of prior years’ data may be applied to align with changing circumstances in the 2023 reporting year. Such circumstances might include, but are not limited to, changes in the definitions of data, refining the methodology for data approximation, and exclusion of data from divested businesses. For the 2023 reporting year, the following main revisions have been made:

∎	As a result of the combination of Aegon the Netherlands with a.s.r. on July 4, 2023, we have excluded the data relating to Aegon the Netherlands from the 2023 figures. Where possible and relevant, data from 2022 has been restated to enable a comparison between 2023 and 2022. The following 2022 indicators were not restated:
∎	Number and proportion of women in senior management (reported under “Inclusion and diversity”)
∎	Global Employee Survey (GES) results and participation rate (reported under “Employee wellbeing”)
∎	Ratio of CEO compensation to average compensation (reported under “Employee wellbeing”)
∎	Proportion of compliance with the Global Remuneration Framework (reported under “Employee wellbeing”) and Anti-bribery and Conflict of interest policy requirements (reported under “Business conduct”)
∎	Systematic Integrity Risk Assessment (SIRA) (reported under “Business conduct”)
∎	Responsible tax (reported under “Business conduct)
∎	Metrics relating to “Responsible investment solutions” (RIS) and “Engagement and voting” (reported under “Voluntary information”)
∎	Although our divested Eastern European businesses were excluded from our 2022 reporting, Poland and Romania were nevertheless included in the total number of customers for 2022 (reported under “Customer empowerment”). To enable a comparison, we have restated the 2022 figure of “Total customers” in the 2023 Integrated Annual Report to exclude customers from Poland and Romania.
∎	Total GHG emissions per EURm revenue: the definition of revenues has changed under IFRS 17. For this metric, we now use total revenues, excluding joint ventures and associates, as presented in the segment results table in the financial statements under “Segment total”. We have restated the 2022 figure based on this new definition of total revenue to enable a comparison.
∎	Until the end of 2022, customer satisfaction was measured centrally using the benchmarked Net Promoter ScoreSM (NPS®) metric. In 2023, customer satisfaction in the United States was measured through RepTrak and in the United Kingdom through the relationship Net Promoter ScoreSM (NPS®) metric. For more details, see the footnote under the customer satisfaction metrics (reported under “Customer empowerment”).
∎	The absence rate excludes Transamerica employees, as this type of absence is not registered in the United States but combined with annual leave. The 2022 balance did include an estimate for Transamerica’s absence. To make a comparison possible, we restated 2022 to exclude Transamerica.

Reporting scope

Unless otherwise stated, the disclosed sustainability information (qualitative and quantitative) covers the same period as the financial statements, which is the full calendar year 2023. Explanatory notes and definitions are provided as footnotes to the accompanying disclosures.

The scope of sustainability data includes all consolidated entities similar to the financial statements as explained in note 2.2 of the financial statements (Basis of consolidation), unless otherwise stated. Divested businesses or joint ventures and associates, are excluded from the scope unless otherwise stated in the footnotes under the “Our material topics/Metrics” sections. In July 2023, the combination of our Dutch activities with a.s.r. was completed. As a result of this transaction, we no longer have management control over our Dutch activities, which is why we have excluded Aegon the Netherlands from the sustainability information for the full year 2023.

The “Disclosure by segment” table provides an overview of the scope of the sustainability data included in this chapter for each of our segments. In some cases, the scope does not apply to certain segments, and this is indicated in the table.

Annual Report on Form 20-F 2023 | 459

About Aegon Governance and risk management Financial information Sustainability information

Disclosure by segments

Indicators per material topic	Segment

Climate change
Investment footprint	🌑	🌑	🌑	🌑	–	🌑
Operational footprint	🌑	🌑	🌑	🌑	🌑	🌑

Inclusion and diversity
Diversity	🌑	🌑	🌑	🌑	🌑	🌑
Work-related incidents	🌑	🌑	🌑	🌑	🌑	🌑
Diversity among senior management	🌑	🌑	🌑	🌑	🌑	🌑

Customer empowerment
Total customers and news customers	🌑	🌑	🌑	🌑	–	🌑
Customer satisfaction	🌑	🌑	🌑	–	–	🌑
Customer complaints	🌑	🌑	🌑	–	–	🌑
Significant mis-selling fines	🌑	🌑	🌑	🌑	–	🌑
Pricing and product development (policy compliance)	🌑	🌑	🌑	–	–	🌑

Employee wellbeing
Number of employees	🌑	🌑	🌑	🌑	🌑	🌑
Direct employees	🌑	🌑	🌑	🌑	🌑	🌑
Non-employees	🌑	🌑	🌑	🌑	🌑	🌑
New employees, leavers, and turnover	🌑	🌑	🌑	🌑	🌑	🌑
Performance and development reviews	🌑	🌑	🌑	🌑	🌑	🌑
Employee engagement	🌑	🌑	🌑	🌑	🌑	🌑
Investment in training and career development	🌑	🌑	🌑	🌑	🌑	🌑
Collective bargaining	🌑	🌑	🌑	🌑	🌑	🌑
Compensation and benefits	🌑	🌑	🌑	🌑	🌑	🌑
Absenteeism	🌑	🌑	🌑	🌑	🌑	🌑
Family-related leave	🌑	🌑	🌑	🌑	🌑	🌑

Data security and privacy
Information security training and phishing-awareness	🌑	🌑	🌑	🌑	🌑	🌑
Data privacy training	🌑	🌑	🌑	🌑	🌑	🌑

Business conduct
Code of conduct attestation	🌑	🌑	🌑	🌑	🌑	🌑
Policy compliance and Systematic Integrity Risk Assessment	🌑	🌑	🌑	🌑	🌑	🌑
Fraudulent activity	🌑	🌑	🌑	🌑	🌑	🌑
Responsible tax	🌑	🌑	🌑	🌑	🌑	🌑

🌑 reported

🌑 not reported

–  not applicable

 460  |  Annual Report on Form 20-F 2023

Our material topics

Our material topics

Our approach

Sustainability topics are moving up the corporate agenda. For Aegon, this means integrating sustainability issues into its business in a meaningful way in order to meet the expectations of relevant stakeholders across its value chain and to act on its purpose from an impact perspective. In addition, business risks and opportunities stemming from sustainability topics are becoming increasingly important as the competitive and regulatory landscape evolves in the regions where Aegon operates.

In 2023, our sustainability approach focused primarily on our two priority themes – climate change and inclusion and diversity. The structure of our non-financial reporting for 2023 is wider, encompassing the six topics identified by our DMA process. For these topics, we have already begun the process of identifying policies, metrics, and (where they are already in place) targets.

Through Aegon’s sustainability approach and other delivery mechanisms, as necessary, we will continue to embed these topics within the business and develop our approach as sector-specific guidance on the implementation of the CSRD becomes available.

For each material topic, the following aspects are presented: related sub-topics, definitions, related impacts, risks, and opportunities, as well as related policies, key performance indicators, targets, metrics (where available) and Aegon’s contribution to the SDGs. As part of our preparations for the CSRD, we have listed metrics and KPIs under each of the material topics. These are not yet fully reflective of ESRS and include a mix of ESRS and entity-specific disclosures. Aegon’s actions in relation to these material topics are disclosed in the “Creating sustainable value for our stakeholders in 2023” section (pages 20-35). A “Policies and Statements” table is included at the end of this section, where each policy is explained in detail.

Annual Report on Form 20-F 2023 | 461

About Aegon Governance and risk management Financial information Sustainability information

Climate change mitigation and adaptation

Definition

“Climate change mitigation” refers to the process of reducing greenhouse gas (GHG) emissions and keeping the increase in the global average temperature to well below 2 °C and pursuing efforts to limit it to 1.5 °C above pre-industrial levels, as set out in the Paris Agreement. “Climate change adaptation” refers to the process of adjusting to actual and expected climate change and its impacts.

Sub-topics

∎	Investment footprint, including engagement with investee companies
∎	Operational footprint, including energy use

Impacts, risks, and opportunities

Aegon has an impact on climate change mitigation primarily through its investment portfolio. Aegon has identified two main risks regarding climate change mitigation that could have a significant to severe impact on Aegon, namely the exposure of the investment portfolio to both physical and transition risks caused by a lack of mitigation. The transition risks come from the potential sensitivity of our investment portfolio to rapid implementation of climate policies, changes in investor preferences, costs of non-compliance or technological disruptions. The physical risks are due to the impact of climate change on global supply chains or physical assets. Climate change will also have other indirect impacts on public health and longevity in the medium to long term.

There are also significant opportunities arising from climate change mitigation, such as investing in the technology and infrastructure needed to transition away from carbon emissions, including renewable energy sources, low-carbon properties, low-carbon heating, electrification of transport, and nature-based solutions.

To mitigate its impact and capitalize on opportunities, Aegon is investing in line with our net-zero commitments. This includes reducing the carbon intensity of our general account and investing USD 2.5 billion to help mitigate climate change or adapt to the associated impacts by 2025 (scope 3 emissions). Aegon is also working on reducing its direct operational impact (scope 1 and 2 emissions).

Aegon’s impact on climate change adaptation is shaped by how Aegon invests within its existing portfolio and how it approaches future portfolio allocation/asset selection decisions. The main risks identified by Aegon regarding climate change adaptation are, again, related to physical and transition risks, such as the potential impact of extreme weather events on direct operations, infrastructure, assets, and supply chains.

Climate change mitigation and adaptation also means actively engaging with the companies in which Aegon invests.

Additional information on climate change related risks and opportunities is disclosed in the TCFD section (page 486-498).

Policies and commitments

Our Group Responsible Investment Policy and Net-Zero Asset Owner Alliance (NZAOA) membership provide a framework and guide our steps on climate change mitigation at the portfolio level. These steps involve assessing the feasibility of our established targets, actively engaging with companies in which Aegon invests, and potentially divesting from sectors with particularly negative impacts.

Key performance indicator(s) and target(s)

KPI(s)	Target for 2023	Performance in 2023	Target for 2024
Weighted average carbon intensity for corporate fixed income and listed equity in our general account1) (metric tons CO2e / EURm revenue)	25% reduction by 2025 against 2019 baseline	Ahead of target. 37% reduction by 2023 against 2019 baseline	25% reduction by 2025 against 2019 baseline

Amount invested in companies to help mitigate climate change or adapt to the associated impacts by 2025 (USD billion)	USD 2.5 billion investments by 2025	Slightly behind projected budget. USD 1.8 billion invested	USD 2.5 billion investments by 2025

Number of engagements with the largest corporate carbon emitters in our investment portfolio by 2025	Engagement with at least the top 20 corporate carbon emitters by 2025	On track. 19 investees were engaged	Engagement with at least the top 20 corporate carbon emitters by 2025

Carbon intensity of our directly held real estate investments (Scopes 1 and 2) (kgCO2e/m2)	New target	Ahead of target. 46% reduction by 2023 against 2019 baseline	25% reduction by 2025 against 2019 baseline

Absolute operational carbon emissions (Scopes 1 and 2) (metric tons CO2e)	25% reduction by 2025 against 2019 baseline	Ahead of target. 68% reduction by 2023 against 2019 baseline	25% reduction by 2025 against 2019 baseline

[1]

Aegon is committed to transitioning its general account* investment portfolio to net-zero greenhouse gas (GHG) emissions by 2050. The commitment includes an intermediate target to reduce the carbon intensity for corporate fixed income and listed equity in our general account by 25% in 2025 compared with 2019. For details on the methodology used, please see the TCFD section (Methodology) on page 498. (* The general account portfolio consists of assets where Aegon can make the investment decisions, taking into account Aegon’s legal obligations under local laws and regulations. A similar approach applies to selected investments where Aegon AM in its capacity as manager makes the investment decisions. For discretionary investments on behalf of third parties and off-balance sheet investments, the investment decisions are driven by the relevant third parties as well as legal and/or fiduciary obligations of Aegon, as required by local laws and regulations.)

 462  |  Annual Report on Form 20-F 2023

Our material topics

Metrics

	unit	2023		2022		%

Climate change mitigation and adaptation

Investment footprint

Corporate Fixed Income + Listed Equity (CFI)1)

Total carbon emissions	tCO2e	2,036,000		2,640,000		(23%	)

Carbon footprint	tCO2e/EURm invested	82		84		(2%	)

Total carbon emissions and carbon footprint (coverage)%		90%		89%		1pp

Weighted average carbon intensity	tCO2e/EURm revenue	338		428		(21%	)

Weighted average carbon intensity (coverage)%		97%		97%		0pp

Reduction of weighted average carbon intensity vs 2019 baseline	%	(37%	)	(20%	)	(17pp	)

Sovereign Fixed Income (SFI)2) - excluding LULUCF

Total carbon emissions	tCO2e	1,411,000		n.m.		n.m.

Carbon footprint	tCO2e/EURm invested	270		n.m.		n.m.

Total carbon emissions and carbon footprint (coverage)%		76%		n.m.		n.m.

Weighted average carbon intensity3)	tCO2e/EURm invested	270		n.m.		n.m.

Weighted average carbon intensity (coverage)%		76%		n.m.		n.m.

Sovereign Fixed Income (SFI)2) - including LULUCF

Total carbon emissions	tCO2e	1,237,000		n.m.		n.m.

Carbon footprint	tCO2e/EURm invested	240		n.m.		n.m.

Total carbon emissions and carbon footprint (coverage)%		76%		n.m.		n.m.

Weighted average carbon intensity3)	tCO2e/EURm invested	240		n.m.		n.m.

Weighted average carbon intensity (coverage)%		76%		n.m.		n.m.

Climate change resiliency (ND GAIN rating)	score	64		n.m.		n.m.

Climate change resiliency (coverage)%		100%		n.m.		n.m.

Real estate4)

Total carbon emissions	tCO2e	4,783		n.m.		n.m.

Total floor space	m2	78,680		n.m.		n.m.

Carbon intensity	kgCO2e/m2	0.08		n.m.		n.m.

Carbon intensity (coverage)%		74%		n.m.		n.m.

Reduction of carbon intensity vs. 2019 baseline	%	(46%	)	n.m.		n.m.

Active ownership

Number of engagements with heaviest emitters (based on WACI)5)	nr	19		n.m.		n.m.

Investment in companies contributing to climate mitigation and/or adaptation6)	USDb	1.8		n.m.		n.m.

Operational footprint

Greenhouse gas (GHG) emissions7)

Scope 1 - gas	tCO2e	1,945		3,361		(42%	)

Scope 2 - electricity - location based	tCO2e	11,301		11,068		2%

Scope 2 - electricity - market based	tCO2e	229		335		(32%	)

Scope 3 - business travel	tCO2e	10,255		6,350		61%

Air travel - total emissions	tCO2e	8,301		n.m.		n.m.

Train travel - total emissions	tCO2e	59		n.m.		n.m.

Car travel - total emissions	tCO2e	1,895		n.m.		n.m.

Total GHG emissions (location-based)	tCO2e	23,501		20,780		13%

Total GHG emissions per EURm revenue	tCO2e/EURm revenue	1.3		1.1		14%

Total GHG emissions per employee8)	tCO2e/ employee	2.0		1.8		12%

Total GHG emissions (market-based)	tCO2e	12,429		10,047		24%

Total GHG emissions per EURm revenue	tCO2e/EURm revenue	0.7		0.5		32%

Total GHG emissions per employee9)	tCO2e/ employee	1.1		0.9		19%

Total scope 1+2 emissions (location-based)	tCO2e	13,246		14,430		(8%	)

Absolute reduction of scope 1+2 vs. 2019 baseline	tCO2e	(28,551)		(27,367)		4%

Relative reduction of scope 1+2 vs. 2019 baseline	%	(68.0%	)	(65.5%	)	(2.5pp	)

Energy consumption

Total energy (fuel and electricity)	MWh	40,744		43,965		(7%	)

Fuel - gas	MWh	9,901		15,284		(35%	)

Total electricity	MWh	30,843		28,680		8%

Renewable electricity	MWh	30,489		28,105		8%

Green tariff/Renewable Energy Certificate (REC)	MWh	30,489		28,105		8%

Self-generated	MWh	-		-		-

Annual Report on Form 20-F 2023 | 463

About Aegon Governance and risk management Financial information Sustainability information

	unit	2023	2022	%

Non-renewable electricity	MWh	354	575	(38%	)

Renewable electricity - % of total electricity	%	99%	98%	1pp

Renewable energy - % of total energy	%	75%	64%	11pp

Business travel

Air travel - total distance	million km	53.3	46.9	14%

Economy (as % of total distance)%		76%	81%	(5pp	)

Premium (as % of total distance)%		24%	19%	5pp

Short distance (as % of total distance)%		4%	6%	(2pp	)

Long distance (as % of total distance)%		96%	95%	1pp

Train travel - total distance	million km	1.67	n.m.	n.m.

Car travel - total distance	million km	6.86	n.m.	n.m.

[1]

The scope covers global general account assets only. The disclosures are based on Aegon calculations. Relative intensity, weighted average carbon intensity and carbon risk rating are extrapolated in case carbon data is not available. The availability of data for each indicator is expressed in a coverage ratio as disclosed above. Climate change data availability may change over time and characteristics will vary. Certain information from ©2023 Sustainalytics and MSCI ESG Research L.L.C. is reproduced with permission and is not for further distribution. For more information see the TCFD section in this report.

[2]

The scope covers global general account assets only. The disclosures are based on Aegon calculations. The availability of data for each indicator is expressed in a coverage ratio as disclosed above. Data coverage for SFI indicators is based on UNFCCC national emissions inventory. As a result, indicators reflect coverage of available data and are not extrapolated. Climate change data is subject to delays, and availability may change over time and characteristics may vary. Climate change data used to calculate the Climate change resiliency (ND GAIN rating) is subject to its own methodology and may differ from the data used to calculate SFI indicators. For more information, see the TCFD section in this report. LULUCF stands for the sectors Land use, Land-use change, and Forestry. The scope 1 emissions are reported both including and excluding LULUCF.

[3]

The weighted average carbon intensity is calculated based on the purchasing power parity (PPP)-adjusted GDP. In previous years, this figure was calculated based on national debt. This change is a result of the revisions to the methodology used to calculate PCAF-financed emissions methodology of December 2022. Figures for previous years are not calculated using this new methodology. Therefore, data for 2022 is disclosed as “not measured”.

[4]

This metric covers “fully and jointly owned” commercial and residential real estate of Aegon’s general account portfolio, where Aegon directly owns physical buildings, or in the case of joint ownership, has a 25% or greater share. The indicator includes both landlord controlled and tenant-controlled buildings and areas. It does not include Real Estate Investment Trust (REIT), funds or other listed vehicles which should be captured under listed equity and corporate debt. The metric only covers scope 1 and 2 emissions from these buildings. Currently, data is only available for directly held real estate in Transamerica’s general account holdings. Also due to data limitations, it does not include tenant-related scope 3 emissions resulting from heating and electricity consumption.

[5]

Aegon seeks to establish a constructive dialogue with the top 20 heaviest emitters in Aegon’s general account either bilaterally or as part of an investor consortium, as we promote responsible business practices, including the reduction of our carbon footprint. This metric represents the number of companies that have been engaged by Aegon. The ranking of the top emitters is based on the weighted average carbon intensity (WACI) of Aegon’s corporate fixed income assets in the general account.

[6]

Climate solution investments are investments in economic activities considered to contribute substantially to climate change mitigation (solutions substantially reducing greenhouse gases by avoiding emissions or sequestering carbon dioxide already in the atmosphere) or climate change adaptation (activity that substantially contributes to enhancing adaptive capacity, strengthening resilience, and reducing vulnerability to climate change). Economic activities making a substantial contribution to the first two objectives must be assessed to ensure they do not cause significant harm to all remaining environmental or social objectives. When reviewing assets for inclusion, the use of proceeds must align with at least one of the stated Climate Solution Themes deemed acceptable by the Net Zero Asset Owners’ Alliance (Pollution Waste, & Water Solutions, Sustainable Land & Marine, Sustainable Transportation, Manufacturing & Industry, ICT Solutions, Green Buildings & Homes, and Renewable Energy). For labelled “Green” or “Sustainability” bonds, Bloomberg data is typically the source used to confirm that the stated use of proceeds meet eligibility criteria. Where available, third-party opinions are considered for support (e.g. Sustainalytics). Note that these investments are held in the Transamerica general account, and are not available for direct investment or co-investment by Transamerica clients.

[7]

Operational GHG emissions cover own energy consumption and business travel. Energy consumption data is extrapolated by floorspace for sites where consumption data is missing. A further extrapolation is made for employees working permanently from home by applying an average employee consumption to our office premises for each business unit. Where possible, GHG emissions are calculated on the basis of locally-specific conversion factors. Scope 1 conversion factors for gas consumption are sourced from the UK Department for Environment, Food & Rural Affairs (Defra) using “100% mineral” for the United States, and “5% biofuel blend” for the Netherlands, United Kingdom, Spain, and Hungary. Scope 2 GHG emissions are expressed through both the GHG Protocol “location-based” and “market-based” approaches, with location-based conversion factors for electricity consumption sourced from the US Environmental Protection Agency (eGRID regions), the European Environment Agency for the Netherlands, Spain and Hungary, and Defra for the United Kingdom. For the market-based approach, conversion factors are sourced from individual electricity suppliers. Conversion factors for air travel are sourced solely from Defra as they are applicable to all countries. Conversion factors for car and train travel are sourced from UK Department for Environment, Food & Rural Affairs (Defra), US Environmental Protection Agency, and the European Environment Agency.

[8]	Direct employees include employees from Aegon Ltd. and its wholly owned subsidiaries only.
[9]

Total GHG emissions (scope 1+2 and scope 3 Business travel) is divided by total revenues, excluding Joint ventures and associates, as presented in the segment results table in the financial statements under “Segment total”.

SDGs

We are committed to contributing to three UN SDGs and their targets related to climate change:

7. Affordable and clean energy Ensure access to affordable, reliable, sustainable, and modern energy for all. Target 7.2 Increase substantially the share of renewable energy in the global energy mix.

Target 7.3 Double the global rate of improvement in energy efficiency.

9. Industry, innovation, and infrastructure Build resilient infrastructure, promote inclusive and sustainable industrialization and foster innovation.

Target 9.4 Upgrade infrastructure and retrofit industries to make them sustainable, with increased resource-use efficiency and greater adoption of clean and environmentally sound technologies and industrial processes, with all countries taking action in accordance with their respective capabilities.

13. Climate action Take urgent action to combat climate change and its impacts.

Target 13.1 Strengthen resilience and adaptive capacity to climate-related hazards and natural disasters in all countries.

 464  |  Annual Report on Form 20-F 2023

Our material topics

Inclusion and diversity

Definition

Providing all employees with a safe and fulfilling work environment where people treat each other with respect and dignity. Providing equal opportunities means that employees are selected solely on the basis of their ability to do the job and that there is no distinction, exclusion, or preference made on other grounds, either during the recruitment process or after. Promoting inclusion and diversity in the value chain.

Sub-topics

∎	Equal treatment and opportunities for all
∎	Diversity (including measures against violence and harassment in the workplace)
∎	Gender equality and equal pay for work of equal value

Impacts, risks, and opportunities

Aegon’s vision is to have impact on inclusion and diversity (I&D) by building a fair and inclusive company, where we overcome obstacles to participation and increase our diversity so that everyone belongs and plays a role in fostering inclusion. Our global inclusion and diversity strategy sets out policies and actions for all parts of Aegon to make an active contribution to building a more inclusive and diverse organization through a consistent and coherent way of working across the whole company. Aegon’s inclusion and diversity strategy is led from the top, with Aegon’s senior leadership serving as role models for I&D. They achieve this by sharing their own inclusion stories and actively championing areas of diversity excellence. We focus on five core areas pertinent to our workforce and customers: disability, sexual orientation, gender balance, life stages, and race/ethnicity.

Currently our efforts are directed toward addressing the gender imbalance that persists in financial services by refining our hiring practices with a focus on inclusive recruitment, gender diversity within senior management, addressing gaps in our diversity data, and building an inclusive culture.

The main risks and opportunities identified by Aegon in relation to inclusion and diversity are Aegon falling behind its peers in terms of customer understanding and talent attraction (business and reputational risk). Furthermore, with the rapid development of artificial intelligence (AI), there is an increasing risk of unintentional discrimination or bias, which could result in damage to (prospective) customers, as well as reputational and financial damage. By welcoming a broader range of perspectives into our workforce, we increase the opportunity to unlock new customer segments from historically underserved communities. We also become a more attractive employer, increasing the chances of securing the best talent for our business. Diversity and the ability to speak up also help us balance our risk profile and continue to support the long-term sustainability of our business.

Policies and commitments

∎	Our Statement on Inclusion and Diversity sets out Aegon’s approach to inclusion and diversity to create an environment where employees can bring their authentic selves to work. The statement incorporates Aegon’s commitment to enable this through its actions and inclusive policies in the workplace, the marketplace, and the communities in which it operates.

∎	Our Diversity and Inclusion Policy addresses Aegon’s concrete targets for diversity in terms of nationality, age, gender, educational, professional and geographical background, and experience, in order to have a balanced and diverse composition of the Board and Executive Committee.

∎	Our Statement on Human Rights provides a framework for Aegon’s ongoing stewardship of human rights, including both the direct impacts of our daily operations as well as the indirect impacts of our business activities.

Key performance indicator(s) and target(s)

KPI(s)	Target for 2023	Performance in 2023	Target for 2024

Proportion of women in senior management (%)	Minimum 38%	On track. 38%	Minimum 40%

In this context, senior management includes individuals up to two levels below the CEO (three levels for Corporate Center), provided they have direct reports. If the person has no direct reports, but the job title indicates the required seniority, the individual is also considered part of senior management. People working in the “administration” group are excluded from the list, unless their job title indicates the required seniority.

Annual Report on Form 20-F 2023 | 465

About Aegon Governance and risk management Financial information Sustainability information

Metrics

	unit	2023	2022	%

Equal treatment and opportunities for all

Diversity1)

Female employees	nr	5,830	5,211	12%

Proportion of female employees	%	51%	48%	2pp

Proportion of employees <30 years old	%	12%	n.m.	n.m.

Proportion of employees 30-50 years old	%	55%	n.m.	n.m.

Proportion of employees >50 years old	%	34%	n.m.	n.m.

Work-related incidents (reported)	nr	53	79	(33%	)

Concerning discrimination	nr	3	10	(70%	)

Total amount of material fines penalties and compensations	EURm	-	-	-

Gender equality and equal pay for work of equal value

Senior management2)

Number of women in senior management	nr	164	177	(7%	)

Proportion of women in senior management	%	38%	36%	2pp

[1]	The diversity figures are based on direct employees of Aegon. Direct employees include employees of Aegon Ltd. and its wholly owned subsidiaries.
[2]

In this context, senior management includes individuals up to two levels below the CEO (three levels for Corporate Center), provided they have direct reports. If the person has no direct reports, but the job title indicates the required seniority, the individual is also considered part of senior management. People working in the “administration” group are excluded from the list, unless their job title indicates the required seniority.

SDGs

We are committed to contributing to two UN SDGs and their targets related to inclusion and diversity:

5. Gender equality: Achieve gender equality and empower all women and girls.

Target 5.5 Ensure women’s full and effective participation and equal opportunities for leadership at all levels of decision-making in political, economic and public life.

10. Reduced inequalities: Reduce inequality within and among countries.

Target 10.2 Empower and promote the social, economic and political inclusion of all, irrespective of age, sex, disability, race, ethnicity, origin, religion or economic or other status.

Target 10.4 Adopt policies, especially fiscal, wage and social protection policies, and progressively achieve greater equality.

 466  |  Annual Report on Form 20-F 2023

Customer empowerment

Customer empowerment

Definition

Helping people to live healthy, sustainable lives, and delivering long-term value to our customers by expanding and tailoring our offering to customers’ evolving needs, promoting financial literacy and the financial inclusion of underserved groups. This includes product innovation and social inclusion of our customers, for example by enabling individuals to save for their own retirement, thereby reducing their reliance on public pension systems. It also entails responsible marketing practices, providing transparent product information, fair pricing of products, and offering high levels of customer service, designed around customers’ changing needs.

Sub-topics

∎	Customer service
∎	Social inclusion of customers
∎	Access to products and services
∎	Responsible marketing practices
∎	Product innovation

Impacts, risks, and opportunities

Aegon has a direct positive impact on its customers by offering a range of investment, retirement, and protection solutions. These encompass workplace and individual solutions, covering life insurance, long-term savings options, pension, and annuity solutions, and mortgages. These offerings work together to ensure the financial security of customers, thereby contributing to their overall financial wellbeing. This, in turn, supports their longevity, physical health, and mental wellbeing. Aegon does this by providing transparent information about our products and promoting financial education, enabling customers to make well-informed decisions about their financial futures. This is where Aegon has one of its greatest impacts, due to the size of the customer base and the number of people it can potentially influence.

In its role as a financial institution, Aegon also has the potential to foster positive change through financial inclusion. Bridging gaps in access to financial products can be achieved by incorporating inclusion and diversity principles into product development and strategy. This approach can particularly benefit underserved groups, ethnic minorities, and reduce the gender pension gap.

Additional aspects, such as fair pricing and responsible marketing, can contribute to customer empowerment.

The main risks identified by Aegon are not attracting potential new customers or losing existing ones by not offering products or services in an appealing way to customers. On the other hand, offering more individualized products can reach a wider consumer base, leading to growth and increased market share, which are opportunities. However, the opportunities for individualized products may be limited by ethical issues such as privacy. As both a pension and life insurance provider, changing demographics have impacts for Aegon. For example, a healthier customer base and the provision of preventative services (for example, offering a free cancer scan to high-risk professionals), could lead to increased longevity whereas an unhealthier population will result in higher mortality.

There is also an opportunity to embed I&D in product development, in order to provide financial inclusion to underserved segments of society. For example, products that specifically target women and communities traditionally not targeted by the financial services sector.

Policies and commitments

∎	The Pricing and Product Development Policy details Aegon’s approach to pricing and product development. It takes into account, among other things, ensuring a reasonable distribution of return/value to all stakeholders, the fair treatment of customers, and taking into account customer needs, including sustainability preferences, in the product approval process.

∎	The Market Conduct Compliance Policy sets out key market conduct requirements, designed to prevent or mitigate customer detriment, support the proper management of conflicts of interest (including acting in the best interests of customers) and ensure that the interests, objectives, and characteristics of customers are duly taken into account.

Key performance indicator(s) and target(s)

KPI(s)	Target for 2023	Performance in 2023	Target for 2024

Significant fines to address cases of mis-selling (EUR)	0 EUR	0 EUR	0 EUR

Until the end of 2022, customer satisfaction was measured using two KPIs, namely “Significant fines to address cases of mis-selling” and “Net Promoter Score(SM) (NPS®)”. From 2023, we will continue to measure customer satisfaction through the KPI “Significant fines to address cases of mis-selling”, which includes any fines for mis-selling in excess of EUR 100,000.

Annual Report on Form 20-F 2023 | 467

About Aegon Governance and risk management Financial information Sustainability information

Metrics

	unit	2023	2022	%

Customer service

Total customers1)	million	23.9	26.8	(11%)

Americas	million	10.3	10.8	(5%)

United Kingdom	million	4.0	4.1	(0%)

International	million	9.6	9.1	6%

New customers2)	million	4.0	3.6	9%

Customer satisfaction (starting from 2023)3)

United States - RepTrak	%	49.0	n.m.	n.m.

United Kingdom - rNPS®	-100 to 100	(5)	n.m.	n.m.

Customer satisfaction (until 2022)4)

United States - bNPS®	n.a.	n.m.	= Market Average	n.m.

United Kingdom - bNPS®	n.a.	n.m.	< Market Average	n.m.

Customer complaints5)	nr	85,133	74,368	14%

Social inclusion of customers

Responsible marketing practices

Significant mis-selling fines6)	EURm	-	-	-

Proportion of compliance with Pricing and product development policy requirements	%	98%	98%	0pp

[1]

Customers are those with individual, group or corporate policies. It also includes those participating in pension plans controlled by trustees or who have white label products serviced by Aegon or Transamerica. Customers of our joint ventures are included on a 100% basis. The customers of our joint venture in Brazil are reported in the segment International.

[2]	New customers are those who acquired a product or service during the reporting period (and who were not previously customers of Aegon). Customers of our joint ventures are included on a 100% basis.
[3]

In 2023, customer satisfaction in the United States was measured through RepTrak and in the United Kingdom through relationship Net Promoter Score(SM) (NPS®). RepTrak measures customer satisfaction based on the statement: “I would recommend the products & services of Transamerica. Customers can provide a rating between 1 “strongly disagree” and 7 “strongly agree. The outcome represents the percentage of customers who responded with either 6 “agree” or 7 “strongly agree”. rNPS measures customer satisfaction based on the question: “How likely are you to recommend Aegon UK to a friend or colleague?”. Customers answer based on a 0 to 10 scale, where those answering 9 or 10 are deemed “promoters”, those answering 7 or 8 are “passive”, and 0 to 6 are “detractors”. The net promoter score is based on % of promoters minus the % of detractors. A negative NPS represents a higher % of detractors amongst respondents than promoters. Net promoter score can be anywhere between -100 and +100.

[4]

Until the end of 2022, customer satisfaction was measured centrally through benchmarked Net Promoter Score(SM) (NPS®). On an annual basis, we measured the NPS in our core markets (the Netherlands, the United Kingdom, and the United States) and compared findings against peers in each local market. Our target was to ensure that customer satisfaction in each of our core markets remains at or above the average of our peers. The peer groups were re-assessed each year to ensure a fair representation of the market.

[5]	Includes all written and verbal complaints from our customers.
[6]	Includes any fines for mis-selling in excess of EUR 100,000.

SDGs

We are committed to contributing to two UN SDGs and their targets related to customer empowerment:

3. Good health and wellbeing Ensure healthy lives and promote wellbeing for all at all ages.

Target 3.8 Achieve universal health coverage, including financial risk protection, access to quality essential health-care services and access to safe, effective, quality and affordable essential medicines and vaccines for all.

8. Decent work and economic growth Promote sustained, inclusive, and sustainable economic growth, full and productive employment and decent work for all.

Target 8.10 Strengthen the capacity of domestic financial institutions to encourage and expand access to banking, insurance and financial services for all.

 468  |  Annual Report on Form 20-F 2023

Employee wellbeing

Employee wellbeing

Definition

Creating a work environment that promotes a state of contentment that allows employees to thrive and achieve their full potential for the benefit of themselves and their organization. It covers talent management, working conditions, and employee engagement.

Sub-topics

∎	Talent attraction, development, and retention
∎	Employee engagement
∎	Working conditions
∎	Social dialog
∎	Work-life balance

Impacts, risks, and opportunities

Aegon’s actual positive and negative impacts are spread across various dimensions of talent management and working conditions. These include recruitment and retention, the performance and development cycle, education and training, compensation and benefits, engagement, and the physical and mental health and wellbeing of employees.

Aegon aims to amplify its potential impact, contribute to meaningful and fulfilling careers for both young and older talent, and embody the characteristics of a modern and responsible employer. It also includes enhancing employee engagement, creating a vibrant and supportive work environment, providing wider benefits, helping employees to live their best lives and live Aegon’s purpose, promoting physical and mental wellbeing, and fostering entrepreneurial spirit in the company.

The main risks identified by Aegon are difficulties in retaining and attracting employees due to a lack of flexibility, quality and relevance of work, career path, and competitive compensation and benefits. In addition to the loss of the human capital itself, a lack of talent could lead to dissatisfied customers and greater pressure on the existing workforce. Furthermore, low employee engagement can affect performance, which can lead to poor customer experience and a lack of innovation. Finally, the lack of availability of qualified staff is exacerbated for insurers competing for skilled talent not just with peers but also with other industries (business risk).

By offering strong compensation programs and flexible working policies (hybrid and remote), and by investing in talent attraction, retention, training, and skills development, Aegon is able to create attractive prospects for existing and future employees and contribute to overall engagement and employee development.

Policies and commitments

∎	The Talent Principles and Talent Review Framework sets out Aegon’s approach to talent management to ensure we have the right people in the right place to deliver our business ambitions.
∎	The Performance and Development Cycle sets out Aegon’s approach to managing the performance of its people, focusing on current performance and future development and growth potential.
∎	The Global Health and Safety Statement commits Aegon to achieving and maintaining high health and safety standards in all its business units worldwide, and outlines Aegon’s objectives and expectations.
∎	The Global Remuneration Framework details Aegon’s remuneration philosophy and principles, as well as its approach to remuneration in general. The framework is based on the principle of pay for performance and sets out the principles of governance covering both fixed and variable pay.

Key performance indicator(s) and target(s)

KPI(s)	Target for 2023	Performance in 2023	Target for 2024

Result of the most recent employee engagement score (%)	At least 72%	On track. 77%	At least 78%

The Global Employee Survey is provided through Culture Amp®. All employees, including those in joint ventures, participate in the survey on a voluntary basis.

Employee engagement is measured on a five-point scale (strongly disagree to strongly agree), and it is the average score of four statements:

∎	The company motivates me to go beyond expectations
∎	I am proud to work for this company
∎	I see myself still working at this company in two years’ time
∎	I would recommend this company as a great place to work

In 2023, three employee surveys were conducted throughout the year including a short check-in survey in Q1, a focused I&D survey for most business units, excluding Transamerica, in Q2, and a full employee survey in Q3. The participation rate for the most recent survey was 78%.

Annual Report on Form 20-F 2023 | 469

About Aegon Governance and risk management Financial information Sustainability information

Metrics

Talent attraction, development, and retention	unit	2023	2022	%

Number of employees1)	nr	15,658	15,478	1%

Americas	nr	6,967	6,153	13%

United Kingdom	nr	2,591	2,621	(1%)

International	nr	3,654	4,281	(15%)

Asset Management	nr	1,409	1,464	(4%)

Holding and other activities	nr	1,037	958	8%

Direct employees by business unit2)	nr	11,526	10,781	7%

Permanent	nr	11,378	n.m.	n.m.

Americas	nr	6,319	n.m.	n.m.

United Kingdom	nr	2,264	n.m.	n.m.

International	nr	694	n.m.	n.m.

Asset Management	nr	1,130	n.m.	n.m.

Holding and other activities	nr	971	n.m.	n.m.

Temporary	nr	148	n.m.	n.m.

Americas	nr	-	n.m.	n.m.

United Kingdom	nr	75	n.m.	n.m.

International	nr	13	n.m.	n.m.

Asset Management	nr	40	n.m.	n.m.

Holding and other activities	nr	20	n.m.	n.m.

Non-guaranteed	nr	-	n.m.	n.m.

Americas	nr	-	n.m.	n.m.

United Kingdom	nr	-	n.m.	n.m.

International	nr	-	n.m.	n.m.

Asset Management	nr	-	n.m.	n.m.

Holding and other activities	nr	-	n.m.	n.m.

Direct employees by gender2)	nr	11,526	n.m.	n.m.

Permanent	nr	11,378	n.m.	n.m.

Male	nr	5,449	n.m.	n.m.

Female	nr	5,747	n.m.	n.m.

Other	nr	66	n.m.	n.m.

Not reported	nr	116	n.m.	n.m.

Temporary	nr	148	n.m.	n.m.

Male	nr	65	n.m.	n.m.

Female	nr	83	n.m.	n.m.

Other	nr	-	n.m.	n.m.

Not reported	nr	-	n.m.	n.m.

Non-guaranteed	nr	-	n.m.	n.m.

Male	nr	-	n.m.	n.m.

Female	nr	-	n.m.	n.m.

Other	nr	-	n.m.	n.m.

Not reported	nr	-	n.m.	n.m.

Non-employee workers in own workforce3)	nr	3,093	n.m.	n.m.

New hires	nr	2,333	2,033	15%

Leavers4)	nr	1,466	2,062	(29%)

Proportion of leavers - voluntary	%	74%	83%	(9pp)

Proportion of leavers - involuntary	%	26%	17%	9pp

Turnover rate	%	13%	18%	(5pp)

Turnover rate - voluntary	%	10%	15%	(5pp)

Turnover rate - involuntary	%	3%	3%	0pp

Proportion of employees participating in performance and development reviews5)%		89%	n.m.	n.m.

Male	%	89%	n.m.	n.m.

Female	%	89%	n.m.	n.m.

Other	%	92%	n.m.	n.m.

Not reported	%	92%	n.m.	n.m.

Investment in training and career development	EURm	5.5	6.3	(12%)

Average investment in training and career development per employee	EUR	479	561	(14%)

 470  |  Annual Report on Form 20-F 2023

Employee wellbeing

Employee engagement

Global Employee Survey (GES)6)

GES - Engagement	%	77%	70%	7pp

GES - Leadership	%	66%	61%	5pp

GES - Inclusion	%	79%	78%	1pp

GES - Diversity	%	79%	76%	3pp

GES - Wellbeing	%	71%	n.m.	n.m.

GES - Participation rate	%	82%	79%	3pp

Working conditions

Proportion of employees covered by collective bargaining / labor agreements7)%		30%	n.m.	n.m.

Americas	%	0%	n.m.	n.m.

United Kingdom	%	100%	n.m.	n.m.

International	%	13%	n.m.	n.m.

Asset Management	%	55%	n.m.	n.m.

Holding and other activities	%	38%	n.m.	n.m.

Proportion of employees covered by workers’ representatives (EEA countries)8)%		94%	n.m.	n.m.

Proportion of employees covered by social protection9)%		98%	n.m.	n.m.

Total employment costs	EURb	1.7	1.7	0.0%

Salary costs	EURb	1.1	1.1	0.0%

Ratio of CEO compensation to average compensation10)	n.a.	25:1	23:1	n.a.

Proportion of compliance with the Global Remuneration Framework11)%		100%	95%	5pp

Total employee absence12)	days	24,760	27,937	(11.4%)

Employee absence rate	%	1.9%	2.1%	(0.2pp)

Percentage of employees entitled to take family-related leave13)%		87%	n.m.	n.m.

Percentage of entitled employees that took family-related leave13)%		7%	n.m.	n.m.

Male	%	6%	n.m.	n.m.

Female	%	8%	n.m.	n.m.

Other	%	4%	n.m.	n.m.

Not reported	%	3%	n.m.	n.m.

[1]	Number of employees on the last day of the reporting period, including all direct employees of Aegon, tied agents, and employees in Aegon’s subsidiaries and joint ventures.
[2]	Direct employees include employees of Aegon Ltd. and its wholly owned subsidiaries only.
[3]

Non-employee workers in our own workforce include individuals with a contract with Aegon to supply labour (“self-employed workers”) and workers provided by third-party companies primarily engaged in “employment activities”. Workers hired from third-party companies typically perform the same work as employees, such as workers who fill in for employees who are temporarily absent (due to illness, holiday, parental leave, etc.).

[4]

Leavers refer to direct employees whose contract termination date is within the reporting period. Involuntary turnover rate refers to direct employees whose contract termination date is within the reporting period and the reason for leaving is involuntary. The data does not include transfers where employees continue paid employment outside Aegon. In this respect, the divested businesses of Aegon Turkey and Aegon Hungary were not included in the “leavers” figure for 2022, and the divested businesses of Aegon the Netherlands were not included in the “leavers” figure for 2023. Therefore, the difference between new hires and leavers is not consistent with the decrease of direct employees from 2022 to 2023.

[5]

Includes direct employees who participated in annual performance and career development reviews. The breakdown by gender provides insight in the proportion of each category (male, female, other and not reported) that participated in performance and development reviews.

[6]

The Global Employee Survey is provided by the third-party service provider Culture Amp. All employees, including those in joint ventures, participate in the survey on a voluntary basis. Three employee surveys are conducted during each reporting year (Q1, Q2, and Q3). The results and participation rate disclosed reflect the most recent survey conducted in the third quarter of each year.

[7]

The figures include direct employees who are covered by a collective bargaining agreement or a collective labour agreement. Employees in higher salary scales who are not part of these agreements are also included in the coverage, as these salary scales are also determined or influenced by collective bargaining agreements. The split per business unit shows for each unit the proportion of direct employees of that unit covered by collective bargaining / labor agreements.

[8]	This includes direct employees covered by the works council. This data point is applicable for our European entities. It does not reflect employees that are member of a trade union.
[9]

This includes direct employees covered by social protection against loss of income due to sickness, unemployment, employment injury and acquired disability, maternity leave, and retirement either through government policies or company plans.

[10]	The ratio of CEO compensation to average employee compensation is based on the IFRS remuneration expenses for both the CEO and Aegon’s employees in the reporting year.
[11]

Policy compliance reflects the extent to which business units comply with specific requirements of those policies. Where there is less than full compliance, this does not indicate a breach of the policy, but rather areas where business units have requested time to further strengthen internal governance.

[12]

Employee absence refers to time off from work as a result of illness or injury. It excludes approved leave of absence such as holiday, study/training, maternity or paternity leave, parental leave, and caregiver leave. The absence rate is calculated as follows: (number of days lost to employee absence) / (total days worked by employees multiplied by the direct headcount). The number of days worked is the sum of all offical working days minus national holiday days in the country of operation. The absence rate excludes Transamerica employees, as this type of absence is not registered in the United States, but combined with annual leave.

[13]

Family-related leave includes maternity leave, paternity leave, parental leave, and caregiver leave. The breakdown by gender provides insight in the proportion of each category (male, female, other and not reported) that took family related leave.

SDGs

We are committed to contributing to two UN SDGs and their targets related to employee wellbeing:

3. Good health and wellbeing Ensure healthy lives and promote wellbeing for all at all ages.

Target 3.4 Reduce by one third premature mortality from non-communicable diseases through prevention and treatment and promote mental health and wellbeing.

8. Decent work and economic growth Promote sustained, inclusive and sustainable economic growth, full and productive employment and decent work for all.

Target 8.5 Achieve full and productive employment and decent work for all women and men, including for young people and persons with disabilities, and equal pay for work of equal value.

Annual Report on Form 20-F 2023 | 471

About Aegon Governance and risk management Financial information Sustainability information

Data security and privacy

Definition

Data security entails preserving the confidentiality, integrity, and availability of information assets of Aegon and its customers. It also includes ensuring the data privacy of Aegon’s employees, customers, and other stakeholders.

Sub-topics

∎	Data security
∎	Privacy

Impacts, risks, and opportunities

Data security and privacy is considered a key aspect of Aegon’s business, and Aegon has a duty to uphold strong cybersecurity and privacy measures. Aegon has various policies, procedures, and a set of information security requirements metrics to secure and protect data and to meet regulatory requirements (for example, privacy). Aegon is making a positive impact on this topic by protecting customer and employee data and establishing robust governance designed to prevent cyber issues and minimize the impact of any potential data breach.

A breach of data privacy or security obligations may disrupt Aegon’s business, damage Aegon’s reputation, and adversely affect its financial condition and the results of its operations. Aegon’s businesses are subject to various laws and regulations relating to the privacy and/or information security of customers, employees, or others. Aegon relies on a variety of processes and controls to protect confidentiality, integrity, and availability of personal information and other confidential information. If Aegon fails, or its third-party providers fail, to maintain adequate processes and controls or fail to comply with relevant laws and regulations, inappropriate disclosure or misuse of personal information could occur. For more information on Data security and privacy risks, see the Risk factors section on pages 420-426.

Advances in data management, analytics and AI are important considerations for Aegon. Data is an asset that helps us support our customers’ needs and preferences in terms of products and services through data-driven decision-making and leveraging emerging technologies. Robust data management and controls are a core foundation for leveraging these capabilities while ensuring we remain within our risk tolerances.

Policies and commitments

∎	The Global Information Security Policy sets out Aegon’s approach to cyberthreats and data protection, supported by mandatory training in information security.
∎	The Aegon Privacy Control Framework is the basis for measuring privacy maturity at Aegon, which sets out the company’s approach to personal data protection, one of the controls of which is mandatory privacy training.

Key performance indicator(s) and target(s)

KPI(s)	Target for 2023	Performance in 2023	Target for 2024

Proportion of employees who completed the annual Information Security training (%)	No target 2023	94%	No target 2024

Metrics

	unit	2023	2022	%

Data security

Number of employees who received the annual Information security training1)	nr	13,546	13,540	0%

Proportion of employees who completed the annual Information security training	%	94%	96%	(2pp)

Number of enterprise-wide phishing campaigns launched during the year2)	nr	4	4	0%

Privacy

Number of employees who received specific training on data privacy3)	nr	12,754	11,905	7%

Proportion of employees who completed specific training on data privacy	%	97%	99%	(2pp)

[1]

Direct employees and eligible contingent workers who are enrolled in Information security training at least annually. The training covers relevant information security topics based on risk assessments, best practices, and appropriate behaviors. Eligible contingent workers are contractors with an (Active Directory) Aegon or Transamerica account who are selected for the training. The selection is performed at the discretion of each business unit.

[2]

Enterprise wide phishing campaigns are run on a quarterly basis and covers all direct employees and all contingent workers with an e-mail account on the Aegon or Transamerica network. In addition, targeted campaigns are run periodically with a subset of users based on a common risk profile (e.g., Human Resources).

[3]

Direct employees and eligible contingent workers who are enrolled in an annual data privacy training. The training modules are different per region to address specific local legislation. The focus in Europe is on GDPR. Eligible contingent workers are contractors with an (Active Directory) Aegon or Transamerica account and selected for the training. The selection is performed at the discretion of each business unit.

SDGs

We are committed to contributing to one UN SDG and its target related to data security and privacy:

16. Peace, justice, and strong institutions Promote peaceful and inclusive societies for sustainable development,

provide access to justice for all and build effective, accountable and inclusive institutions at all levels.

Target 16.10 Ensure public access to information and protect fundamental freedoms, in accordance with national legislation and international agreements.

 472  |  Annual Report on Form 20-F 2023

Business conduct

Business conduct

Definition

Conducting business ethically, with integrity and transparency, includes anti-corruption and anti-bribery measures, and protection for whistleblowers. Corruption is the abuse of power for private gain. Bribery is a form of corruption, and is defined as the offering, giving, receiving, or soliciting of anything of value to improperly influence the actions of another, whether a government official (public bribery) or a private party (commercial bribery). It also covers measures to prevent doing business with people or parties who may be involved in financial crimes. Whistleblowing mechanisms enable individuals to raise concerns about wrongdoing or breaches of the law in the organization’s operations or business relationships, regardless of whether the individuals themselves are harmed or not. Protection means without fear of retaliation. Responsible tax means being transparent about paying the right amount of tax in the right place.

Sub-topics

∎	Anti-corruption and anti-bribery, including whistleblower protection
∎	Responsible tax

Impacts, risks, and opportunities

Business conduct is a fundamental area where Aegon can make an impact. The subject is heavily influenced by legal requirements and includes aspects such as business ethics, anti-corruption and bribery, whistleblower protection, and responsible tax. At its core, Aegon makes a positive actual impact internally by aligning itself with international governance frameworks and implementing robust policies and procedures to ensure ethical business decisions that cater to stakeholders’ interests. This commitment also involves providing a safe environment for individuals to raise concerns regarding potential misconduct.

Externally, Aegon has a positive influence throughout its wider value chain by implementing responsible investment and sourcing policies and managing relationships with various partners, including investee companies, customers, and suppliers. Another aspect of business conduct pertains to corporate culture and enhancing transparency, which includes being clear about Aegon’s products and activities.

Business conduct is a fundamental and already well-established element within the business, with a well-established Code of Conduct and regular training on business conduct topics.

Trust, transparency, and accountability are necessary for fostering long-term investment, financial stability, and business integrity. For example, the publication of a Global Tax Report provides stakeholders with a comprehensive overview of our approach to tax and our tax contributions on a country-by-country basis.

Aegon has identified the following risks associated with doing business in a rapidly changing and highly politicized and regulated landscape.

∎	Reputational risk as a result of increasing stakeholder expectations on business conduct and transparency, and the risk of not meeting or only partially meeting stated commitments if activities are not aligned across the group;
∎	Failure to implement robust controls in relation to financial crime can result in regulatory penalties and damage to Aegon’s reputation;
∎	Conduct risk as an important operational risk: avoiding conduct risk requires strong systems, processes, and governance; weakness or failure in those systems and processes, errors and omissions, or the loss of key personnel could result in financial loss or adversely affect our customers and reputation;
∎	Geopolitical instability, including the challenges of navigating increasingly polarized societies, requires considerable effort to engage and communicate effectively with stakeholders. This can create potential strategic risks for Aegon.

Ensuring good governance and strengthening internal control and risk management systems can turn these risks into opportunities. For example, by paying close attention to business conduct and risk management, we can proactively manage the risks associated with issues such as money laundering, bribery and corruption, and anti-competitive behavior, forging better relationships with stakeholders by building a reputation for taking action on business conduct and enhancing trust in the Aegon brand; engaging with investee companies, governments, and stakeholders to jointly encourage good business conduct, for example through the Vendor Code of Conduct.

Policies and commitments

∎	The Code of Conduct prescribes a mandatory set of conditions for how Aegon employees should conduct business, comply with all applicable laws and regulations, and exercise sound judgment in making ethical business decisions in the long-term interests of our stakeholders.
∎	Supplementing the Aegon Code of Conduct, Aegon Speak Up provides a safe environment for anyone who wishes to raise a concern (“whistleblowing”) about suspected or observed misconduct that involves Aegon.
∎	The Aegon Code of Conduct provides guidance on the prevention of bribery and corruption (including gifts and entertainment). The internally published Anti-Bribery and Corruption (ABC) Policy provides further principles and guidelines to help Aegon employees make the right decision.

Annual Report on Form 20-F 2023 | 473

About Aegon Governance and risk management Financial information Sustainability information

∎ The Aegon Code of Conduct provides guidance on conflicts of interest. The aim of the Conflict of Interest Policy is to provide further guidelines to help Aegon employees recognize a potential conflict of interest and how to handle the situation.

∎ The Global Tax Policy and Principles of Conduct outlines Aegon’s approach to responsible taxpaying, which seeks to align the long-term interests of all our stakeholders, including customers, employees, business partners, investors, and society at large. Aegon aims to pay “fair taxes”, which means paying the right amount of tax in the right place.

∎ The Group Anti-Money Laundering & Counter Terrorist Financing Policy aims to protect Aegon and its subsidiaries, assets, clients, and external entities or individuals from being used by criminals to launder their proceeds from criminal activities or to finance terrorist activities.

∎ The Group Anti-Fraud Policy aims to protect Aegon and clients’ assets from fraudulent behavior of clients, business partners, employees, or any other external entity or individual.

∎ The Group Sanctions Policy aims to protect Aegon’s organization, products, and services from being used for prohibited transactions and for the purpose of evading, avoiding, or otherwise circumventing sanctions.

Key performance indicator(s) and target(s)

KPI(s)	Target for 2023	Performance in 2023	Target for 2024

Proportion of new employees who completed the Code of Conduct attestation	95%	Ahead of target. 99%	95%

 474  |  Annual Report on Form 20-F 2023

Business conduct

Metrics

	unit	2023	2022	%

Corruption and bribery including whistleblower protection

Proportion of new employees who completed the Code of Conduct attestation	%	99%	99%	(0pp)

Proportion of compliance with Anti-bribery policy requirements	%	100%	87%	13pp

Proportion of compliance with Conflict of interest policy requirements	%	97%	98%	(1pp)

Systematic Integrity Risk Assessment (SIRA)1)

Proportion of actions completed	%	58%	73%	(16pp)

Proportion of actions completed or progressing within deadline	%	76%	82%	(5pp)

Fraudulent activity

Incidents - bribery or corruption2)	nr	-	n.m.	n.m.

Number of convictions	nr	-	n.m.	n.m.

Value of fines	EURm	-	n.m.	n.m.

Number of dismissed or disciplined workers	nr	-	n.m.	n.m.

Number of contracts with business partners terminated or not renewed	nr	-	n.m.	n.m.

Incidents - fraud3)	nr	156	584	(73%)

Employees	%	0.0%	0.2%	(0.2pp)

Intermediaries	%	15%	3%	12pp

Third parties	%	85%	97%	(11pp)

Responsible tax

Total taxes borne by Aegon4)	EURm	637	362	76%

Corporate income tax4)	EURm	314	32	n.a.

Americas	EURm	30	(3)	n.a.

The Netherlands	EURm	263	3	n.a.

United Kingdom	EURm	15.6	0.4	n.a.

Others	EURm	5	32	n.a.

Taxes collected on behalf of others4)	EURm	2,321	2,585	(10%)

[1]

Aegon conducts an annual Systematic Integrity Risk Assessment (SIRA). All regions provide insight into their local anti-fraud programs and indicate that controls with regard to internal, external, and intermediary fraud are properly designed and operating effectively. Aegon takes action to address any gaps in performance.

[2]	This includes confirmed incidents of bribery or corruption conducted by employees. Incidents that are still under investigation at the end of the reporting period are excluded.
[3]

This includes confirmed incidents of fraud conducted by employees, intermediaries, and third parties (including customers). Incidents that are still under investigation at the end of the reporting period are excluded.

[4]

The data covers all entities over which Aegon has management control including divested businesses, up to the date of closing. For corporate income tax, there is often no direct correlation between tax reported on earnings for any given year and amounts paid or received in tax. Part of the explanation for this is that certain tax-deductible items are not recognized in the company’s profit & loss statement but directly in equity. In addition, payments and refunds for prior years can impact the amounts paid or received in the current year. For more information see Aegon’s Global Tax Report.

SDGs

We are committed to contributing to one UN SDG and its target related to business conduct:

16. Peace, justice and strong institutions Promote peaceful and inclusive societies for sustainable development, provide access to justice for all and build effective, accountable and inclusive institutions at all levels.

Target 16.6 Develop effective, accountable and transparent institutions at all levels.

Annual Report on Form 20-F 2023 | 475

About Aegon Governance and risk management Financial information Sustainability information

Policies and statements

Aegon is committed to doing business responsibly.

The following table demonstrates the policies and statements related to our material topics as identified through the DMA.

Where the policies and statements are available externally, a link to Aegon’s website is provided as well as a link to the relevant principles of the UN Global Compact.

Material topic	Value chain dimension	Related Policy or Statement	Description	Link to UN Global Compact principles

Climate change (mitigation and adaptation)	Investments and asset management	Aegon Group Responsible Investment Policy

Externally published policy acting as the basis for how Aegon’s general account assets should be managed, consistent with its responsible investment objectives, relevant laws, and governance standards. (Responsible investment (RI) is an umbrella term that covers various tools and approaches to incorporate environ- mental, social and governance (ESG) considerations into investment decision-making processes. It may include ESG integration and active ownership as well as dedicated, RI-focused capabilities.) The policy applies to the general account assets of Aegon business units, where Aegon has management control and can take the investment decisions. Aegon’s Executive Committee has ultimate responsibility for the execution of this policy and for its integration into investment strategy and other relevant company processes and practices. Climate change is one of the responsible investment focus areas, which outlines Aegon’s net-zero commitments and exclusion criteria for certain activities considered to have significant adverse impacts on climate change.

1, 2, 3, 4, 5, 6 (Human Rights and Labour), 7, 8, 9 (Environment), 10 (Anti-Corruption)

Inclusion and diversity	Own operations	Statement on Inclusion & Diversity	Externally published statement setting out Aegon’s approach to inclusion and diversity to create an environment where its employees can bring their authentic selves to work. The statement incorporates Aegon’s commitment to enable this through its actions and inclusive policies in the workplace, the marketplace, and the communities in which it operates. The statement applies to all Aegon businesses worldwide.	1, 2, 3, 4, 5, 6 (Human Rights and Labour).

		Diversity and Inclusion Policy	Internally published policy outlining Aegon’s concrete targets relating to diversity in terms of nationality, age, gender, educational, professional and geographical background, and experience, in order to have a balanced and diverse composition of the Board and Executive Committee.	1, 2, 3, 4, 5, 6 (Human Rights and Labour).

Statement on Human Rights

Externally published statement designed to frame Aegon’s ongoing stewardship of human rights, including both the direct impacts of our daily operations as well as the indirect impacts of our business activities. Based on the Universal Declaration of Human Rights, core standards of the International Labour Organization (ILO), and the principles of the UN Global Compact. The statement commits Aegon to upholding international human rights standards at all businesses where the company has sufficient management control and, where possible, to help ensure partners uphold the same standards. The statement is supported by a regular human rights risk assessment, covering Aegon’s businesses in the Americas, Europe, and Asia. (Note: Please see below for further information on our approach to human rights.)

1, 2, 3, 4, 5, 6 (Human Rights and Labour).

Customer empowerment	Own operations	Pricing and Product Development Policy	Internal policy detailing Aegon’s approach to pricing and product development. It takes into account, among other things, ensuring a reasonable distribution of return/value to all stakeholders, the fair treatment of customers, and taking into account customers’ needs, including sustainability preferences, taking into account in the product approval process. The Global Chief Actuary (GCA) is the owner of the policy. The key requirements of the policy apply to all in-scope products, sold by all of Aegon’s strategic business units where Aegon has operational control.	Broadly supports Principle 1 (Human Rights).

	Underwriting (insurance related VC)	Market Conduct Compliance Policy

Internal policy setting out key requirements regarding market conduct, designed to prevent or mitigate customers detriment, to support the proper management of conflicts of interests (including acting in accordance with the best interests of customers) and to ensure that the interests, objectives and characteristics of customers are duly taken into account. It applies to all strategic business units over which Aegon has operational control. The key requirement of this policy applies to all business units that deal with customers directly or indirectly through distributors, brokers, and vendors. Group oversight is the accountability and responsibility of the Board of Directors, supported by the Executive Committee.

Employee wellbeing	Own operations	Talent principles and talent review framework	Internal guidelines and processes setting out Aegon’s approach to talent management, to ensure we have the right people in the right place to deliver our business ambitions.	3 and 6 (Labour).

		Performance and development cycle	Internal guidelines and processes setting out Aegon’s approach to managing the performance of its people, focusing on current performance and future development and growth potential.

		Global Health & Safety Statement	Externally published statement committing Aegon to achieving and maintaining high health and safety standards in all its business units worldwide and outlining Aegon’s objectives and expectations.	3, 4, 5, 6 (Labour).

 476  | Annual Report on Form 20-F 2023

Policies and statements

Material topic	Value chain dimension	Related Policy or Statement	Description	Link to UN Global Compact principles

Global Remuneration Framework

Internal framework, detailing Aegon’s remuneration philosophy and principles, as well as its approach to remuneration in general. The Framework is based on the principle of pay for performance and sets out the principles of governance covering both fixed and variable pay. The variable remuneration for Aegon executives and other senior management is based on both financial and non-financial performance metrics. It contains general guidelines that apply to all staff within Aegon Group. In addition, there are specific policies that detail, among other things, the compensation structure and target setting requirements that apply to specific groups of employees.

Broadly supports Principle 6 (Labour).

Data security and privacy	Own operations	Global Information Security Policy	Internal policy setting out Aegon’s approach to cyberthreats and data protection, supported by mandatory training in information security. The policy applies to all Aegon businesses worldwide (including all units, entities, or joint ventures where Aegon has operational control) and is owned and maintained by the Global Chief Information Security Officer.	Broadly supports Principle 1 (Human Rights).

Aegon Privacy Control Framework

The Aegon Privacy Control Framework is the basis for measuring Privacy maturity at Aegon, which sets out the company’s approach to personal data protection where one of the controls is mandatory privacy training.

Business conduct	Own operations	Code of Conduct	Externally published document prescribing a mandatory set of conditions for how Aegon employees should conduct business, comply with all applicable laws and regulations, and exercise sound judgment in making ethical business decisions in the long-term interests of our stakeholders. Training on the Code of Conduct is mandatory for all employees. The Code of Conduct applies to all Directors, officers, and employees of all Aegon companies, including the Board members. It also applies to employees who represent Aegon at associate companies, joint ventures and other cooperative ventures.	1, 2, 3, 4, 5, 6 (Human Rights and Labour).

		Speak Up	Externally published policy supplementing the Aegon Code of Conduct. Aegon Speak Up provides a safe environment for anyone who wishes to raise a concern about suspected or observed misconduct that involves Aegon. The policy applies to all Aegon businesses worldwide (including all business units, subsidiaries and joint ventures that are majority owned, and controlled by Aegon). It also extends to customers, business partners, shareholders and the public in general.	10 (Anti-Corruption).

		Anti-Bribery & Corruption (ABC) Policy	The Aegon Code of Conduct provides guidance on the prevention of bribery and corruption (including gifts and entertainment). The internally published Aegon Anti-Bribery and Corruption (ABC) Policy provides further principles and guidelines to help Aegon employees to make the right decision. The policy applies to all Aegon business units.	10 (Anti-Corruption).

		Conflict of Interest Policy	The Aegon Code of Conduct provides guidance on conflicts of interest. The internally published Aegon Conflict of Interest Policy defines the principles regarding potential conflicts of interest that apply to all Aegon business units, and should be implemented in their local unit. The aim of the policy is to provide further guidelines to help Aegon employees recognize a potential conflict of interest and to help them handle the situation.

		Global Tax Policy and Principles of Conduct	Externally published policy outlining Aegon’s approach to responsible taxpaying, which seeks to align the long-term interests of all our stakeholders, including customers, employees, business partners, investors, and society at large. Aegon aims to pay “fair taxes”, which means paying the right amount of taxes in the right places.	10 (Anti-Corruption).

		Anti-Money Laundering & Counter Terrorist Financing Policy (AML & CTF)	Internally published policy aiming to protect Aegon and its subsidiaries, assets, clients, and external entities or individuals from being used by criminals to launder their proceeds from criminal activities, or being used to finance terrorist activities. It applies to all entities and business units of Aegon providing products or services subject to (local) legal AML & CTF requirements. It also includes arrangements where Aegon has a controlling interest in other Aegon entities, entities or joint ventures delivering these products or services. It also applies to all employees, including temporary staff and Board members.	10 (Anti-Corruption).

		Anti-Fraud Policy	Internally published policy aiming to protect Aegon and clients’ assets from fraudulent behavior by clients, business partners, employees, or any other external entity or individual. It covers all Aegon entities. This includes arrangements where Aegon has a controlling interest in other Aegon entities, entities or joint ventures. It also covers all employees, including temporary staff and Board members.	10 (Anti-Corruption).

Sanctions Policy

Internally published policy aiming to protect Aegon’s organization, its products, and services from being used for prohibited transactions and for the purposes of evading, avoiding or otherwise circumventing sanctions. It covers all Aegon business units and all wholly owned (directly or indirectly) Aegon entities, as well as arrangements where Aegon has a controlling interest in other business entities or joint ventures. It also covers all employees, including temporary staff and Board members.

10 (Anti-Corruption).

Annual Report on Form 20-F 2023 | 477

About Aegon Governance and risk management Financial information Sustainability information

Policies and statements related to other topics are also included as a separate table below.

Other (non-mate- rial) topics	Value Chain dimension	Related Policy / Statement / Procedures	Description	Link to UN Global Compact (UNGC) principles

Human rights	Investments and asset management	Aegon Group Responsible Investment Policy	Externally published policy acting as the basis for how Aegon’s general account assets should be managed, consistent with its responsible investment objectives, relevant laws, and governance standard. (Responsible investment (RI) is an umbrella term that covers various tools and approaches to incorporating environmental, social and governance (ESG) considerations into investment decision-making processes. It may include ESG integration and active ownership as well as dedicated, RI-focused capabilities.) The policy applies to the general account assets of Aegon business units, where Aegon has management control and can take the investment decisions. Aegon’s Executive Committee has ultimate responsibility for the execution of this policy and for its integration into investment strategy and other relevant company processes and practices.	1, 2, 3, 4, 5, 6 (Human Rights and Labour), 7, 8, 9 (Environment), 10 (Anti-Corruption).

	Own operations	Code of Conduct	Externally published document prescribing a mandatory set of conditions for how Aegon employees should conduct business, comply with all applicable laws and regulations, and exercise sound judgment in making ethical business decisions in the long-term interests of our stakeholders. Training on the Code of Conduct is mandatory for all employees. The Code of Conduct applies to all Directors, officers, and employees of all Aegon companies, including the Board members. It also applies to employees who represent Aegon at associate companies, joint ventures and other cooperative ventures.	1, 2, 3, 4, 5, 6 (Human Rights and Labour).

		Statement on Inclusion & Diversity	Externally published statement setting out Aegon’s approach to inclusion and diversity to create an environment where its employees can bring their authentic selves to work. The statement incorporates Aegon’s commitment to enable this through its actions and inclusive policies in the workplace, the marketplace, and the communities in which it operates. The statement applies to all Aegon businesses worldwide.	1, 2, 3, 4, 5, 6 (Human Rights and Labour).

Statement on Human Rights

Externally published statement designed to frame Aegon’s ongoing stewardship of human rights, including both the direct impact of our daily operations as well as the indirect impacts of our business activities. Based on the Universal Declaration of Human Rights, core standards of the International Labour Organization (ILO), and the principles of the UN Global Compact. The statement commits Aegon to upholding international human rights standards at all businesses where the company has sufficient management control and, where possible, to help ensure partners uphold the same standards. The statement is supported by a regular human rights risk assessment, covering Aegon’s businesses in the Americas, Europe, and Asia. (Note: Please see below for further information on our approach to human rights.)

1, 2, 3, 4, 5, 6 (Human Rights and Labour).

Responsible sourcing	Supply chain	Vendor Code of Conduct

Externally published document that sets out the standards for the business relationship between Aegon and its vendors in order to enable Aegon to manage business conduct, social, and environmental risks (also referred to as sustainability risks) associated with the procurement of goods and services under the following categories: - Corporate governance - Human rights - Labor rights and good health and wellbeing - Climate change and biodiversity Aegon requires its vendors to comply with the code and assesses the ESG-related performance of those vendors against its standards.

1, 2, 3, 4, 5, 6 (Human Rights and Labour), 7, 8, 9 (Environment).

Community investment	Own operations	Charitable Donations Standards

Externally published set of standards covering Aegon’s objectives with regard to community investment, including key themes (“financial security and education” and “wellbeing and longevity”), selection criteria, governance and approval. The Standards also detail Aegon’s contribution to humanitarian aid. In 2023, Aegon published its Global Community investment framework, which is aligned with its purpose and key priorities. This framework will guide Aegon’s community investment approach.

Broadly supports various principles through community engagement and support.

 478  |  Annual Report on Form 20-F 2023

Policies and statements

Human Rights

Aegon has an externally published Statement on Human Rights, which represents our overarching position and approach to the responsible stewardship of human rights. This includes both the direct impacts of our daily operations as well as the indirect impacts of our business activities.

Aegon’s Statement on Human Rights is based on the Universal Declaration of Human Rights, core standards of the International Labour Organization (ILO), and the principles of the UN Global Compact. The statement commits Aegon to upholding international human rights standards at all businesses where the company has sufficient management control and, where possible, to encourage partners to uphold the same standards.

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

Outcome / Performance 2023

In 2022, we carried out our biennial Human Rights Risk Assessment (HRRA). Aegon also annually assesses ethics and culture via the Systematic Integrity Risk Assessments (SIRA), part of which is to assure it is not directly or indirectly violating the principles in the Code of Conduct and our core values. 2023 SIRA results indicate adequate controls are in place and residual risk is minimal in terms of non-compliance with the Code of Conduct and underlying procedures.

The findings from these assessments indicate that the operating environment of most Aegon units poses little or no significant human rights risk. In the Americas, corruption is a concern, as well as the working conditions. We face human rights risks in China, although these risks are related to external political factors.

Compliance and risk leaders in countries with higher risk levels were asked to assess the local environment and develop action plans to address identified risks. Preventative and remedial measures were recommended to local management in higher risk countries, and the 2022 HRRA concluded that the necessary measures are in place to address specific risks.

Annual Report on Form 20-F 2023 | 479

About Aegon Governance and risk management Financial information Sustainability information

Regulation and compliance

Around the world, governments are passing legislation to make sure that companies are more transparent about the sustainability of their economic activities. This is also in line with their strategies to finance the transition to a more sustainable economy. For example, the EU’s Sustainable Finance Disclosure Regulation (SFDR) promotes greater transparency on how financial market participants and financial advisors integrate sustainability risks and, where appropriate, sustainability factors (the impact of economic activities on people and the environment) into their investment decisions or insurance advice.

According to the SFDR, financial market participants should disclose information on these procedures and descriptions, as well as the impact of sustainability risks on the performance of the financial products, and, where appropriate, the impact of these products on people and the environment. To do this, they need sustainability-related information about their investees (companies). This is why the European Union has been developing two other key pieces of legislation, namely the CSRD and the EU Taxonomy, which aim to ensure that (investee) companies report on these topics, so that financial institutions can use this information in return.

EU Directives

Non-financial reporting has been a regulatory requirement for Aegon since the implementation of EU Directive 2014/95/ EU on non-financial reporting, hereafter referred to as the EU Non-Financial Reporting Directive (NFRD), as of the 2018 reporting year. The NFRD requirements applicable to Aegon Ltd. are included in article 29a of Directive 2013/34/ EU (Accounting Directive). In the Netherlands, article 29a of the Accounting Directive is implemented in Dutch law by two decrees.

The NFRD requires companies such as Aegon to disclose information regarding the way they operate and manage social and environmental challenges. More specifically, the NFRD requires companies to report on social, employee, and environmental matters (including climate change), human rights, bribery, and anti-corruption, as well as to disclose information on board diversity.

Aegon is required to publish non-financial (sustainability) information in a (consolidated) non-financial statement. To this end, the table on the next page references the required disclosures, per the corresponding requirements of the NFRD.

From January 1, 2024, the CSRD will replace the NFRD and will apply to Aegon’s 2024 Annual Report to be published in 2025. Aegon is preparing for this change. EU Taxonomy disclosures are already required based on article 8 of the EU Taxonomy Regulation. Disclosures related to the EU Taxonomy can be found on pages 499-505.

 480  |  Annual Report on Form 20-F 2023

Regulation and compliance

EU Non-Financial Reporting Directive (NFRD) requirement1)

Topic	Sub-topic	Section Reference (AR 20-F 2023)	Equivalent requirement under Dutch law2)

Business model	Brief description of company’s business model	Our strategy (pages 9-13) How we create value for our stakeholders (pages 22-23)	Decree non-financial information (article 3.1.a)

Relevant environmental matters (e.g. climate-related impacts)	Description of policies relating to environmental matters (including due diligence processes implemented)	Sustainability (pages 14-18) Table in section “Policies and Statements” (pages 476-477) TCFD (pages 486-498)	Decree non-financial information (article 3.1.b)
	The outcome of these policies	Sustainability (pages 14-18) Sharing value with our stakeholders in 2023 (pages 24-35) TCFD (pages 486-498) Our material topics/Climate change mitigation and adaptation (pages 462-464)

	Description of the principal risks (in own operations and in value chain) and how these risks are managed	Our material topics/Climate change mitigation and adaptation (pages 462-464) TCFD (pages 486-498) Risk management (pages 79-84) Risk factors Aegon Ltd. (pages 420-426)	Decree non-financial information (article 3.1.c)

	Non-financial key performance indicators relating to environmental matters	KPIs and targets table and Metrics table under the section: Our material topics/Climate change mitigation and adaptation (pages 462-464) TCFD (pages 486-498)	Decree non-financial information (article 3.1.d)

Relevant social and employee matters	Description of the policies relating to social and employee matters (including due diligence processes implemented)	Sustainability (pages 14-18) Table in section “Policies and Statements” (pages 476-477)	Decree non-financial information (article 3.1.b)
The outcome of these policies

Sustainability (pages 14-18)

Sharing value with our stakeholders in 2023 (pages 24-35)

Our material topics/Inclusion and diversity (pages 465-466)

Our material topics/Customer empowerment (pages 467-468)

Our material topics/Employee wellbeing (pages 469-471)

Our material topics/Data security and privacy (page 472)

Description of the principal risks (in own operations and in value chain) and how these risks are managed

Our material topics/Inclusion and diversity (pages 465-466)

Our material topics/Customer empowerment (pages 467-468)

Our material topics/Employee wellbeing (pages 469-471)

Our material topics/Data security and privacy (page 472)

Risk management (pages 79-84)

Risk factors Aegon Ltd. (pages 420-426)

Decree non-financial information (article 3.1.c)

Non-financial key performance indicators relating to social and employee matters

KPIs and targets tables and Metrics tables under the sections:

Our material topics/Inclusion and diversity (pages 465-466)

Our material topics/Customer empowerment (pages 467-468)

Our material topics/Employee wellbeing (pages 469-471)

Our material topics/Data security and privacy (page 472)

Decree non-financial information (article 3.1.d)

Annual Report on Form 20-F 2023 | 481

About Aegon Governance and risk management Financial information Sustainability information

Topic	Sub-topic	Section Reference (AR 20-F 2023)	Equivalent requirement under Dutch law2)

Relevant matters with respect for human rights	Description of policies relating to respect for human rights (including due diligence processes implemented)	Table in section “Policies and Statements” (pages 476-477) Additional table in section “Policies and Statements” (pages 478-479)	Decree non-financial information (article 3.1.b)

	The outcome of these policies	Policies and statements/Human rights (page 479)

	Description of the principal risks (in own operations and in value chain) and how these risks are managed	Policies and statements/Human rights (page 479)	Decree non-financial information (article 3.1.c)

Non-financial key performance indicators relating to human rights matters

Policies and statements/Human rights (page 479)

KPIs and targets table and Metrics tables under the section:

Our material topics/Inclusion and diversity (pages 465-466)

Voluntary information/Extra metrics/RI solutions by Aegon AM (page 506)

Decree non-financial information (article 3.1.d)

Relevant matters with respect to anti-corruption and bribery	Description of policies relating to anti- corruption and bribery matters (including due diligence processes implemented)	Table in section “Policies and Statements” (pages 476-477) Governance and risk management 2023/Code of conduct (page 93)	Decree non-financial information (article 3.1.b)
	The outcome of these policies	Our material topics/Business conduct (pages 473-475)
	Description of the principal risks with regard to anti-corruption and bribery; and, how these risks are managed	Sharing value with our stakeholders in 2023 (pages 24-35) Risk management (pages 79-84)	Decree non-financial information (article 3.1.c)
Risk factors Aegon Ltd. (pages 420-426)
	Non-financial key performance indicators relating to anti-corruption and bribery	KPIs and targets table and Metrics table under the section: Our material topics/Business conduct (pages 473-475)	Decree non-financial information (article 3.1.d)

Diversity	Diversity of the Board of Directors and the Executive Committee	Report of the Board of Directors (pages 56-57) Sharing value with our stakeholders in 2023/Employees (pages 27-31)	Decree content of the management report (article 3a)

[1]	As included in the EU Accounting Directive
[2]

The EU Non-Financial Reporting Directive was transposed into Dutch law through two decrees relating respectively to non-financial information and diversity policy (Besluit bekendmaking niet-financiële informatie/Besluit Bekendmaking diversiteitsbeleid, included in the Besluit tot vaststelling nadere voorschriften omtrent de inhoud van het jaarverslag).

 482  |  Annual Report on Form 20-F 2023

Our commitments

Our commitments

Aegon applies over-arching and sector-specific global sustainability frameworks and initiatives, both to align with and to report against its sustainability strategy, policies, and performance.

We understand that we cannot achieve our sustainability ambitions on our own. We are therefore contributing towards a number of over-arching international initiatives, including the United Nations Global Compact (UNGC), the UN SDGs, and the Task Force on Climate-related Financial Disclosures (TCFD). These initiatives guide our internal practices and policies and help shape our overall approach to sustainability.

In addition, Aegon has signed up and committed to sector-specific initiatives, including the UNEP-FI Principles for

Sustainable Insurance, and the Principles for Responsible Investment (PRI).

A full list of our commitments is available on our website.

Net-Zero Asset Owner Alliance

Aegon became a member of the Net-Zero Asset Owner Alliance in 2021. The NZAOA is a UN-convened group of institutional investors committed to transitioning their portfolios to net-zero greenhouse gas emissions by 2050. As a member, we have committed to transitioning our general account investment portfolio1 to net-zero greenhouse gas (GHG) emissions by 2050, with clear medium-term targets for 2025. For more information on our targets please see page 16.

United Nations Global Compact

In 2021, Aegon became a signatory of the UNGC, thereby committing to implement universal sustainability principles in the fields of human rights, labor, environment, and anti-corruption, as well as taking steps to support the UN goals;

currently the SDGs. As a signatory, Aegon is committed to disclosing its progress annually via a Communication on Progress (COP) submission, which can be accessed here.

United Nations Sustainable Development Goals

In 2015, the United Nations adopted 17 SDGs. These goals cover poverty reduction, education, gender equality, climate change, and health. Accompanying each of these goals is a series of targets and indicators.

At Aegon, we are committed to supporting the UN SDGs, both as a financial services provider and as an investor. We recognize that sustainable development is in the long-

term interest of business and the global economy, but that a sustainable future for people and the planet will not be attainable without cooperation between the public and private sectors.

We have linked our contributions to the SDGs relating to our material topics in the “Our material topics” section.

UNEP-FI Principles for Sustainable Insurance

Aegon is one of the founding signatories of the UNEP-FI PSI. The aim of the PSI is to make sure sustainability becomes “business as usual”. The PSI comprises four basic principles. As a signatory, Aegon reports annually on the actions taken to implement the PSI’s four principles on its website. The following table summarizes actions taken towards implementing the principles in 2023.

[1]

The general account portfolio consists of assets where Aegon can take the investment decisions, considering the legal obligations of Aegon as prescribed by local laws and regulations. A similar approach applies to selected investments where Aegon Asset Management in its capacity of manager takes the investment decisions. For discretionary investments for account of third parties and off-balance sheet investments, the investment decisions are driven by the relevant third parties as well as the legal and/or fiduciary obligations of Aegon, as prescribed by local laws and regulations.

Annual Report on Form 20-F 2023 | 483

About Aegon Governance and risk management Financial information Sustainability information

Principles	Our Goals	Our progress (as of 2023)

1. We will embed in our decision-making environmental, social and governance (ESG) issues relevant to the insurance business.	Streamline the group- wide sustainability governance.

∎  In 2022, the Global Sustainability Board (GSB) oversaw our sustainability approach, including the strategic measures we are undertaking to fulfill our sustainability ambitions.

∎  In 2023, the Responsible Working Group marked a significant milestone by consolidating the previous PRI and Active Management Working Groups, streamlining Aegon’s approach to Responsible Investment (RI). In line with our sustainability approach, we also established an Inclusion and Diversity (I&D) Working Group to intensify our focus on this priority theme for Aegon.

Integrate ESG issues into key stakeholder discussions, decision- making, risk management, underwriting, and capital adequacy decision-making processes.

∎  In 2023, building on our first DMA in 2022, Aegon conducted a second double materiality assessment to prepare for the European Union’s Corporate Sustainability Reporting Directive (CRSD), which will apply to Aegon from the 2024 reporting year. Aegon’s 2023 DMA was guided by the European Sustainability Reporting Standards (ESRS) adopted by the European Commission in July 2023. Aegon was supported by external advisors in the development of its DMA process. The methodology will be enhanced further in coming years to expand stakeholder consultation and refine our value chain analysis.

Develop products and services which reduce risk, have a positive impact on ESG issues, and encourage better risk management.

∎  In Q1 2023, Aegon Asset Management increased access to sustainability products with clients, citing EUR 100 million inflows to its Short Dated Climate Fund.

∎  In Q1 2023 Aegon THTF launched “Aegon THTF YiXinAn critical illness insurance product”, to fill an existing gap between the need for health insurance and the high-cost threshold of existing commercial health insurance.

∎  In Q1 and Q2 2023, Transamerica expanded choice for clients by incorporating ESG into its product offering and launched a series of ESG sustainable funds.

∎  In Q2 2023, Aegon expanded its 2025 climate targets to support its commitment to achieving net-zero emissions by 2050.

∎  In Q3 2023, Aegon UK was accepted as a signatory to the Financial Reporting Council’s UK Stewardship Code.

∎  In 2023 Aegon AM began the process of reclassifying the Aegon Global Sustainable Sovereign Bond Fund (GSSF) from article 8 to article 9 under the SFDR, thereby certifying that the fund has as its objective sustainable investment in line with the UN Sustainable Development Goals.

Establish processes to identify and assess ESG issues inherent in the portfolio and be aware of potential ESG-related consequences of the company’s transactions.

∎  Aegon worked with Ortec Finance in 2023 to perform a systematic climate risk assessment for the General and Separate Account assets of all business units within Aegon.

∎  In 2023, Aegon AM started our Top Emitter Engagement Program, through which we identified the top 20 corporate GHG emitters within the Aegon General Account to encourage them to set science-based net-zero targets.

∎  In 2023, Transamerica added new climate-related investments to its portfolio as part of its USD 2.5 billion commitment to invest in climate solutions. This included Commercial Property Assessed Clean Energy (C-PACE) asset-backed securities, which address the need to engage ordinary households and individuals in the transition to a more climate-conscious society. C-PACE is a financing structure in which building owners borrow money to finance projects related to energy efficiency, renewable energy, or energy storage, for example, or storm and seismic hardening.

2. We will work together with our clients and business partners to raise awareness of ESG issues, manage risk and develop solutions.	Establish the company’s expectations and requirements on ESG issues.

∎  In 2023, Aegon’s sustainability approach set clear expectations and requirements for the company’s priority themes, climate change and promoting inclusion and diversity. The sustainability approach is guided by a robust governance structure ensuring alignment with Aegon’s sustainability goals across the business.

Integrate ESG issues into tender, and selection processes for suppliers.

∎  We integrate all applicable laws, regulations, and ethical business practices into our selection process for vendors and apply a risk-based approach to assess performance and compliance with these minimum standards and preferred behaviors.

∎  In 2023, we expanded the reach of our EcoVadis assessment program to drive alignment with our suppliers and maintained our requirement for suppliers to adhere to our Vendor Code of Conduct.

∎  In 2023, Aegon’s businesses around the world continued to work closely with their supplier base on topics related to sustainability. In the United Kingdom, Aegon increased the number of existing suppliers with whom it aims to work on sustainability issues from 46 to 50. This cohort now includes critical suppliers, high-spend suppliers, and high-risk facility suppliers.

∎  In 2023, Transamerica took action to expand and broaden its distribution network to serve more diverse customer groups. The approach included recruiting World Financial Group agents from diverse communities who can meet the needs of customer groups traditionally underserved by financial services, such as minorities.

∎  In 2023, Aegon UK became a signatory to the UK Stewardship Code, a voluntary set of guidelines aimed at raising the standard of stewardship practices used by asset owners, managers and service providers. During the year, the business also continued to encourage critical and local suppliers to become Living Wage Employers, meaning that they are accredited by the Living Wage Foundation for their commitment to pay employees in line with the current cost of living.

Support the inclusion of ESG issues in professional education, and ethical standards in the insurance industry.

∎  In Q4 2023, Aegon launched its Sustainability Academy, a global, company-wide initiative to increase awareness of sustainability and the company’s purpose and sustainability ambitions.

∎  In 2023, Aegon UK organized training for its procurement and supplier management teams through the Carbon Literacy Project. The training aimed to raise employees’ awareness of climate change and mitigation and adaptation strategies. Twenty-nine employees were accredited as being carbon literate through the program.

 484  |  Annual Report on Form 20-F 2023

Our commitments

Principles	Our Goals	Our progress (as of 2023)

3. We will work together with governments, regulators and other key stakeholders to promote widespread action across society on ESG issues.	Advocate for issues and initiatives that benefit our customers, employees, wider society, and our businesses.

∎  Our Global Government & Public Affairs department works to support regulators and lawmakers by advocating worldwide for access to insurance and financial services, opportunities for flexible employment in old age, and government planning for citizens in an era of increasing longevity.

∎  In 2023, as a long-standing member of the Institutional Investors Group on Climate Change, Aegon AM also participated in the Net Zero Engagement Initiative. Launched in 2023, the initiative aims to build on and extend the reach of investor engagement beyond the Climate Action 100+ focus list, focusing on companies that are heavy users of fossil fuels.

∎  In 2023, Transamerica continued its partnership with Junior Achievement, a nationwide charitable organization dedicated to helping students of all backgrounds develop financial literacy and career readiness skills. Transamerica continued to present the organization’s experiential program, JA Finance Park, a Harvard-accredited financial literacy program that helps middle- and high-school students build financial skills for life.

∎  In Q1 2023, Aegon donated EUR 100,000 to UNICEF to support relief efforts following the earthquakes in Turkey and Syria.

∎  In Q1 2023, Aegon NL donated EUR 115,000 to “Geldfit” to aid those suffering from “poverty due to an energy crisis.”

∎  In Q2 2023, Aegon and Transamerica organized the company’s first-ever global Force for Good Week to assist people in local communities in living their best lives.

∎  In Q3 2023, Aegon collaborated with Aidsfonds to conduct a company-wide fundraiser in honor of the Amsterdam Canal Pride Parade.

Support prudential policy and regulatory and legal frameworks that enable risk reduction, innovation, and better management of ESG issues.

∎  We are active in many international projects that aim to fulfill this goal; for example, a working group of the Organisation for Economic Cooperation and Development (OECD) working group on the future of work, and the Living, Learning and Earning Longer initiative led by the World Economic Forum.

∎  In 2023, we continued preparations for the European Union’s Corporate Sustainability Reporting Directive (CSRD), which will apply to Aegon from the 2024 reporting year. Aegon’s 2023 DMA was guided by the European Sustainability Reporting Standards (ESRS) adopted by the European Commission in July 2023.

Convey dialogue and participate in research initiatives (inc. academia and scientific community) with business, and industry associations to better understand and manage ESG issues across industries and geographies.

∎  In 2023 we contributed to research by the Geneva Association (publication pending) on Climate Tech for Industrial Decarbonisation.

∎  To gain a better understanding of how longevity interacts with various aspects of people’s lives, Aegon undertook various research projects. One piece of research in 2023 was carried out by Glocalities for Aegon in five of our markets around the world and incorporates findings from an MIT AgeLab report in the United States.

	Convey dialogues with governments and regulators to develop integrated risk management approaches, and risk transfer solutions.	∎ No relevant engagement in 2023.

	Encourage media incentives and publish resources available to media to promote public awareness of ESG issues and sound risk management.	∎ We regularly publish research on financial planning, retirement, health, and insurance issues so society at large can effectively plan for longer, and more active retirement.

4. We will demonstrate accountability and transparency in regularly disclosing publicly our progress in implementing the Principles.	Assess, measure, and monitor our progress in managing ESG issues, and proactively, and regularly disclose this information publicly.

∎  In 2023, building on our first DMA in 2022, Aegon conducted a second double materiality assessment to prepare for the European Union’s Corporate Sustainability Reporting Directive (CRSD). Aegon monitors our material sustainability topics through a set of metrics, and KPIs disclosed in our annual reports.

∎  Each year, we publicly publish our progress against the PSI principles.

Participate in relevant disclosure or reporting frameworks, and are open to dialogue with clients, regulators, rating agencies, and other stakeholders to gain a mutual understanding of the value of disclosure through the Principles.

∎  In 2023 we submitted our second Communication on Progress (COP) report for the UNGC.

∎  In 2023 we began preparations for our first public assessment against the Principles for Responsible Investment taking place in 2024.

∎  In 2023, we continued preparations for implementing the ESRS standards.

∎  We engage with rating agencies, regulators, investors, and other stakeholders on a regular basis. We publish our progress on ratings publicly.

Annual Report on Form 20-F 2023 | 485

About Aegon Governance and risk management Financial information Sustainability information

Task Force on Climate-related

Financial Disclosures

Introduction

Climate change represents one of the biggest risks to society, the economy, and financial institutions. Mitigating climate change, including the reduction of greenhouse gas (GHG) emissions, and adapting to climate change are major global challenges.

The present disclosure builds on earlier disclosures made since 2017. It is made on behalf of Aegon Ltd., an international financial services group, as both an asset owner and an asset manager. Similar to previous years, it follows the Task Force on Climate-related Financial Disclosures (TCFD)’s four-pillar framework to facilitate disclosure. It also details progress on targets Aegon has set in line with its Net-Zero Asset Owner Alliance (NZAOA) membership.

Aegon strives to continuously enhance its reporting and business practices and welcomes feedback from stakeholders on the appropriateness and relevance of this disclosure.

Governance

Aegon’s Board of Directors has ultimate oversight over climate-related risks and opportunities. Through its Nomination and Governance Committee, the Board of Directors is advised and kept appraised of business and regulatory developments regarding sustainability, including climate change. An update is provided at least once per year on Aegon’s sustainability approach, which includes climate change as a priority theme.

The CEO, supported by the Executive Committee, is responsible for annually approving the double materiality assessment process, including related climate considerations, and setting Aegon’s broader sustainability strategy via Aegon’s sustainability approach. The CEO and Executive Committee receive at least an annual update on progress made against the approach and the climate ambitions included therein. They are also responsible for approving any additional climate ambitions and targets that are set at the group level.

The Global Sustainability Board (GSB) advises the Executive Committee on Aegon’s strategic sustainability approach, including climate change as a priority theme, and meets quarterly. The GSB is supported by the Corporate Sustainability Team. The GSB is a senior management committee, established in December 2021 to enhance overall governance and oversight of Aegon’s company-wide approach to sustainability. It monitors progress made on climate targets and ambitions on a quarterly basis and, if insufficient progress is made, the GSB can escalate this to the Executive Committee. The GSB is chaired by the CEO of the Americas and consists of senior-level representatives from across the company, including five members of the Executive Committee. The GSB is supported by local sustainability boards across Aegon’s business units.

From a risk perspective, the Group Risk & Capital Committee (GRCC) oversees Financial Risk Management’s climate scenarios that analyze the potential impacts of climate change on Aegon’s financial accounts. The Non-Financial Risk Committee (NFRC) oversees Risk Governance’s annual climate risk assessment that identifies possible physical and transition risks that could impact Aegon.

Strategy

At a company-wide level, Aegon identifies the key risks and opportunities related to climate change through its overarching risk processes and through engaging with its key stakeholders, including customers, employees, investors, suppliers, and other business partners. The findings of these stakeholder engagements are captured in Aegon’s double materiality assessment, which identifies the most material sustainability topics (based on a double materiality lens), including climate change mitigation and adaptation, and the corresponding key risks and opportunities. Subsequently, Aegon prioritizes climate issues in its global sustainability approach. This approach prioritizes goals and targets with corresponding action plans and is then translated into

 486  |  Annual Report on Form 20-F 2023

Task Force on Climate-related Financial Disclosures

Aegon’s regular three-year strategy and financial planning process called the Budget and Medium-Term Plan (B/MTP).

Risks

Our strategic approach

The relevant timeframe for climate change developments stretches from the short-term – where society is already feeling the impacts of climate change – to the medium- and long-term horizon, with a dependency on GHG emission pathways. This creates the challenge of assessing the relevance of, in particular, the far-out developments to the generally shorter-term organizational strategy timeframe, which, in the case of Aegon, are closely linked to our three-year B/MTP cycle. Complicating factors for the assessment include differing potential climate change pathways, as well as data availability.

One of the ways we assess climate-related risks is by conducting a qualitative company-wide climate risk assessment (CRA) that categorizes risks into four occurrence timeframes: imminent, near future (1-5 years), middle future (5-10 years), and distant future (>10 years). Our CRA shows that climate risks are most relevant for our investment and operational risk categories and are expected to increasingly occur in the near- to middle-future. These risks have the potential for significant impact, such as asset devaluation or stranded assets in the case of investment risk; or mis-selling of products in the case of operational risk, with moderate possibilities for mitigation.

From an underwriting risk perspective, climate-related risks have been identified in possible changes to future rates of mortality and morbidity. Aegon’s insurance products can have exposures to both an increase or decrease in these rates. At the same time, climate change can also lead to an increase or decrease in these rates, and impacts from climate change can therefore have both positive or negative financial consequences for Aegon. It is possible to distinguish between short-term and long-term risks, where short-term risks are driven by large catastrophic events that cause many deaths, long-term risks can lead to gradual changes in average mortality and morbidity rates over time.

From a financial risk perspective, we quantitatively assess climate scenarios and their impacts on our investment portfolio using a 2050 timeframe, in line with the Paris Agreement. This is detailed in the following sections.

Approach to quantitative climate risk assessment

Aegon conducts an extensive and systematic quantitative climate risk assessment on an annual basis. The scope of this assessment covers our insurance business units1, encompassing both general account (GA) and separate account (SA) assets2.

To conduct the 2023 annual assessment, Aegon continued its collaboration with Ortec Finance, using the company’s Climate MAPS solution, a scenario-based tool. This assessment consists of different stages (listed in order of sequence):

∎	Climate pathways development with scenarios differing in terms of policy and technology changes, physical risks, and pricing-in changes.

∎	Macroeconomic modeling, where scenario assumptions drive macroeconomic changes per region, per sector (e.g. country Gross Domestic Product (“GDP”), inflation, and sector Gross Value Added (“GVA”)).

∎	Financial modeling, wheremacroeconomic impacts are translated to financial variables and pricing dynamics are modeled. Climate MAPS translates climate-GDP/GVA and CPI shocks over time to 600+ financial and economic variables.

∎	Apply mapping, where Aegon’s assets, encompassing both securities and funds, are mapped to asset benchmarks available in Climate MAPS. The end-model output is climate-adjusted risk-return metrics for Aegon’s asset portfolios up to 40 years ahead over the different climate pathways.

The first three stages above form part of Ortec Finance’s Climate MAPS solution with the final mapping stage conducted by Aegon.

Climate pathways

For our climate risk assessment, we consider four plausible climate pathways which are as follows:

∎	An orderly Net Zero pathway (“Net Zero” / “NZ”);

∎	A disorderly Net Zero pathway (“Net Zero Financial Crisis” / “NZFC”);

∎	An orderly but limited transition (“Limited Action” / “LA”);

∎	A failed transition pathway (“High Warming” / “HW”).

[1]	Aegon Asset management is out of the scope of analysis.
[2]	Reinsurance assets excluded.

Annual Report on Form 20-F 2023 | 487

About Aegon Governance and risk management Financial information Sustainability information

These pathways allow us to explore potential future climate policies, interventions, and the consequences of the world failing to mitigate change.	These pathways are in line with industry standards set by the Intergovernmental Panel on Climate Change (IPCC) and the Network of Central Banks and Supervisors for Greening the Financial System (NGFS). This is demonstrated in the “Global temperature change (°C)” graph, where a comparison versus the IPCC scenarios is provided.

Net Zero	Net Zero Financial Crisis	Limited Action	High Warming

Explores an orderly net zero transition (av. global warming of 1.5°C)	Explores disruptive reaction from financial markets (avg. global warming of 1.5°C)	Explores an orderly but limited transition (avg. global warming of 2.8°C)	Explores severe physical climate risks (avg. global warming of 4.2°C)

∎ Early and smooth transition ∎ Market pricing-in dynamics occur smoothed out in the first 3 years ∎ Locked-in physical impacts

∎ Sudden disinvestments in 2025 to align portfolios to the Paris Agreement goals have disruptive effects on financial markets with sudden repricing followed by stranded assets and a sentiment shock

∎ Locked-in physical impacts

∎ Policymakers implemented limited NDCs and fall short of meeting the Paris Agreement goals

∎ High gradual physical & extreme weather impacts

∎ Markets price in physical risks of the coming 40 years over 2026-2030, and risks of 40-80 years over 2036-2040

∎ The world fails to meet the Paris Agreement goals and global warming reaches 4.2°C above pre-industrial levels by 2100

∎ Very severe gradual physical & extreme weather impacts

∎ Markets price in physical risks of the coming 40 years over 2026-2030, and risks of 40-80 years over 2036-2040

Proprietary Ortec scenario aligned to:	Proprietary Ortec scenario aligned to:	Proprietary Ortec scenario aligned to:	Proprietary Ortec scenario aligned to:

Average temperature increase by 2100 of 1.5°C	Average temperature increase by 2100 of 1.5°C	Average temperature increase by 2100 of 2.8°C	Average temperature increase by 2100 of 4.2°C
~ ‘very low emissions’ IPCC scenario: SSP1-RCP1.9 ~50% probability of limiting warming to 1.5°C	~ ‘very low emissions’ IPCC scenario: SSP1-RCP1.9 ~50% probability of limiting warming to 1.5°C	~ ‘intermediate emissions’ IPCC scenario: SSP2-RCP4.5 Very likely 2.1°C – 3.5°C warming by 2100	~ ‘high emissions’ IPCC scenario: SSP3-RCP7.0 Very likely 3.4°C – 5.6°C warming by 2100

Global temperature change (°C)

 488  |  Annual Report on Form 20-F 2023

Task Force on Climate-related Financial Disclosures

Macroeconomic modeling

The climate pathway assumptions drive macroeconomic changes per region and sector (e.g. GDP, inflation, and sector GVA). These changes/impacts are measured versus a climate-uninformed baseline outlook. As an example, in the “Cumulative US GDP impacts and contribution by year, risk driver, and pathway“ graph, the projected cumulative impact on US GDP is shown for each pathway, together with the risk driver contribution from transition risks (i.e. policy & technological changes) and physical risk (i.e. gradual impact and extreme weather events).

It illustrates firstly the greatest ultimate cumulative GDP impacts for the High Warming (HW) pathway and the Limited Action (LA) pathway. In these pathways we notice physical risks are particularly prominent with gradual physical risk impacts increasing significantly over time. In the Net Zero and Net Zero Financial Crisis (NZ & NZFC) pathways that follow, the ultimate cumulative GDP impacts are smaller having successfully transitioned to a net-zero world by 2050. Nevertheless, locked-in physical impacts still emerge in these pathways.

Cumulative US GDP impacts and contribution by year, risk driver, and pathway

Risk driver  ∎ Extreme Weather  ∎ Gradual Physical  ∎ Transition  ∎ Sentiment Shock     Total

Financial modeling

The next step in the modeling involves employing financial modeling to translate the macroeconomic impacts to financial variables and capture pricing dynamics. In particular, Climate MAPS translates climate-GDP/GVA and CPI shocks over time to 600+ financial and economic variables. These variables have a high degree of granularity differing by country/sector/ year for each pathway.

As an example, in the graph “US equity impact by year and pathway”, the projected cumulative impact on US Equities is shown for each pathway. This figure illustrates, in the case of the High Warming (HW) and Limited Action (LA) pathway, two pricing-in periods that cause meaningful negative equity impacts. In these periods, financial markets price in physical risks for the coming 40 years during 2026-2030, and risks of 40-80 years during 2036-2040. Moving to the Net Zero pathway, we see the pricing-in dynamics smoothed out in the first three years of the projection given the early and smooth transition to a net-zero world. In contrast, in the Net Zero Financial Crisis pathway, a severe negative impact is concentrated in 2025 when sudden disinvestments, to align portfolios to the Paris Agreement goals, have disruptive effects on financial markets, with sudden repricing followed by stranded assets and a sentiment shock.

Annual Report on Form 20-F 2023 | 489

About Aegon Governance and risk management Financial information Sustainability information

US equity impact by year and pathway

Mapping to Aegon exposures

In this final stage, we apply mapping where Aegon’s assets, encompassing both securities and funds, are mapped to asset benchmarks available in Climate MAPS. The Climate MAPS solution has a large suite of asset benchmarks available with a high level of granularity by asset class, region, and rating thus facilitating a strong level of mapping versus Aegon’s actual asset portfolio.

In this step, we need to make assumptions about how the GA and SA asset portfolios evolve over time. In the results generated, we assume a constant portfolio asset allocation over time. Furthermore, we assume that the GA portfolio is modeled as a static portfolio, and that its value therefore rises and falls with investment returns but does not take account of other external dynamics; for example, new money inflows, claims outflows, etc.

It is worth noting that, for fixed income (FI) credit, the asset exposure is mapped to a combination of corporate bond benchmarks with specific credit ratings. Given we assume a constant asset allocation over time this implicitly assumes a regular rebalancing of the exposure, as defaults and migrations emerge, to maintain the initial credit rating split. An alternative modeling approach would be to assume less dynamic management of the FI assets where we buy and hold the securities.

Results of the quantitative climate risk assessment

Following the application of the mapping, the end-model output is climate-adjusted risk-return metrics for Aegon’s asset portfolios up to 40 years ahead over the different climate pathways.

An example of this output is shown in the graph “Return impact versus baseline (cumulative) by year and scenario”, which illustrates the 2023 results in respect of the overall GA asset portfolio. Results are shown as a return impact versus a climate-uninformed baseline outlook. The chart illustrates that the High Warming pathway has the greatest ultimate cumulative impact on the portfolio where the impacts develop more gradually but accelerate later following the significant physical risks of this path being priced in by the financial markets. In the case of the Limited Action pathway, we see a similar shape to the impacts, though they are less severe than the High Warming. The Net Zero pathways, in line with expectations, have a smaller ultimate cumulative impact versus High Warming and Limited Action. However, in the case of Net Zero Financial Crisis, significant return volatility is observed in the short term.

 490  |  Annual Report on Form 20-F 2023

Task Force on Climate-related Financial Disclosures

Return impact versus baseline (cumulative) by year and scenario

Return impact versus baseline (cumulative)

by year and scenario (sensitivity analysis)

Return impact versus baseline (cumulative)

by year and scenario (sensitivity analysis) + 10% equity

Return impact versus baseline (cumulative)

by year and scenario (analysis of change versus 2022)

The projections in the graph “Return impact versus baseline (cumulative) by year and scenario” demonstrate good resilience in the value of the GA portfolio against key systemic climate risk drivers over a 40-year horizon. This is largely attributed to the high allocation of fixed income assets in the GA (in this analysis c. 87% of the GA exposure is mapped to Fixed Income asset class and within this c. 50% of the GA exposure is mapped to US corporate bonds), which serves to limit the cumulative climate-related impact on returns. The expected return from the fixed income asset class is forecasted to be less exposed than equities, real estate, or other asset classes to climate risks.

Despite the above assessment it is important to recognize the high degree of uncertainty with respect to outcomes projected above. Climate risk scenario modeling is a very challenging topic involving a significant number of assumptions and the need for modeling complex interactions. Furthermore, it is important to recognize the projected outcomes show only the median outcome under the modeled pathway, and not the uncertainty or variance underlying the point estimate.

In recognition of this and other modeling choices (e.g. assume constant rebalancing in management of Fixed Income portfolio) we show in graph “Return impact versus baseline (cumulative) by year and scenario (sensitivity analysis)” the results of a sensitivity analysis, whereby we assume that 10% of the mapped US corporate bond exposure is mapped to equity. As highlighted by the chart above, this results in a more onerous cumulative return impact on the GA of -13.1% in the High Warming pathway.

The graph “Return impact versus baseline (cumulative) by year and scenario (analysis of change versus 2022)” provides an analysis of change for the GA results comparing the 2023 climate pathways versus the 2022 equivalents, namely Disorderly Net Zero (dNZ) versus Net Zero Financial Crisis (NZFC), Orderly Net Zero (oNZ) versus Net Zero (NZ), and Failed Transition (FT) versus High Warming (HW). The graph illustrates broadly similar outcomes when comparing the 2023 pathways (solid lines) versus their 2022 equivalent (dashed lines). This result is not unexpected, with the assumptions underlying the 2022 and 2023 pathways being broadly similar.

Annual Report on Form 20-F 2023 | 491

About Aegon Governance and risk management Financial information Sustainability information

The results provide an initial directional signal; however, climate-related risks are dynamic in nature. Transition risks are expected to dominate in the near to medium term (particularly to 2030) if society is to achieve the net-zero objectives while physical risks may materialize at any time as global temperatures continue to rise. As a result, continuing to monitor developments in climate science, policy, technology, and consumer sentiment is critical for understanding and adapting to the future.

Opportunities

As an investor, Aegon has an important role to play in supporting the climate transition. In 2021, Aegon committed to transitioning its general account investment portfolio to net-zero GHG emissions by 2050 and joined the Net-Zero Asset Owner Alliance. Underpinned by its Responsible Investment Policy and as part of its broader net-zero ambitions, Transamerica has committed to investing USD 2.5 billion in climate solutions by 2025. To reach this goal, Transamerica has scaled up investments in economic activities that substantially contribute to climate change

Risk management

Identification and assessment

Aegon’s Enterprise Risk Management (ERM) framework is a comprehensive structure that encompasses various components such as risk appetite, risk tolerance, risk identification, risk assessment, risk response, risk reporting and monitoring, and risk control. Within this framework, sustainability, including climate risk, is explicitly integrated. Climate risk is recognized within the framework; however, it is not identified as a separate risk type but as a risk driver that impacts multiple risks across different aspects of Aegon’s operations, including financial risk, underwriting risk, and operational risk.

Measuring risks is crucial for effective risk management. However, compared to other risks, data availability for climate risk, given its evolving nature, remains a challenge. Accurate measurement requires a diverse range of data, including forward-looking climate models, historical weather data, information on physical geography, adaptive infrastructure, market responses, cross-correlations, and distributions.

mitigation (solutions substantially reducing greenhouse gases by avoiding emissions or sequestering carbon dioxide already in the atmosphere) and adaptation (activities that contribute to enhancing adaptive capacity, strengthening resilience, and reducing vulnerability to climate change). As part of its assessment of climate-related investment opportunities, Aegon reviews the assets’ alignment to at least one of the stated sectoral themes outlined by the NZAOA and, in the case of “green” or “sustainability” bonds, that the use of proceeds meets the eligibility criteria of leading standards and methodologies.

More broadly, Aegon has incorporated climate change in its strategy, through its sustainability approach goals and B/MTP. This includes its products and services, where different business units include climate considerations in their financial products in line with customer preferences. Examples of this include Aegon Asset Management’s Global Short Dated Climate Transition Fund and Aegon UK’s workplace default pension funds that have net-zero goals.

To enhance our understanding of climate risk, Group Risk undertakes an annual qualitative company-level climate risk assessment (CRA) across Aegon’s three risk categories as outlined in the table “Aegon risk categories”. The qualitative assessment aims to identify relevant climate risks for Aegon and gauge their severity and manageability. The company-wide assessment builds on local assessments by experts in the business units. Through a structured CRA template, the local experts provide their scores on identified climate risks in terms of likelihood, impact, mitigation, and speed of occurrence. They also provide information on current and planned management actions to mitigate the identified risks. These individual assessments are then analyzed, weighted, and aggregated to create the company-level CRA.

By following this defined assessment process, Aegon gains qualitative insights into the climate-related risks that it is exposed to. This information serves as input for strategic decision-making, risk management, and planning efforts at both global and local levels. It allows Aegon to proactively address climate risks and develop appropriate mitigation strategies to safeguard our assets and operations.

 492  |  Annual Report on Form 20-F 2023

Task Force on Climate-related Financial Disclosures

Aegon risk categories

Aegon risk category	Climate risk impact	Climate-risk related risks

Investment risk	Physical	1. Asset devaluation related to increases in frequency and severity of physical climate change-related events.

	Transition	2. Asset devaluation related to the transition to a low-carbon (and other greenhouse gasses) intensity economy (from both (i) Orderly and (ii) Disorderly/Failed perspectives).

Underwriting risk	Physical	3. More frequent, temporary spikes in mortality and/or morbidity (and claims experience) related to increase in frequency and severity of physical climate change-related events.

	Physical	4. Change in life expectancy trend (and claim experience) related to structural climate changes.

Operational risk	Physical	5. Business disruption risk due to damage to Aegon or 3rd party physical assets related to increased frequency and severity of climate change-related events.

	Transition	6. Inability to act or – actual or perceived – lack of action to react to changes in the sustainability domain, including climate change.

8. People Risk: Material increase in difficulty to attract and retain (specialist) talent due to Aegon’s image/stance on sustainability/climate change.

9. Non-compliance with regulations.

10. Mis-selling of products/greenwashing risk.

High-level assessment findings of our group-level climate risk assessment are that:

1.	Investment risks potentially have a significant inherent impact, with medium mitigation possibilities.

2.	Mortality spikes related to physical climate events are likely but would have a small impact. Changes in life expectancy trends due to climate change are assessed as unlikely, with a small impact.

3.

Mis-selling of products / greenwashing risk is assessed as the most significant, short-term operational risk, which could have a significant inherent impact but with high mitigation possibilities if managed well.

Processes for managing climate-related risks

At Aegon, climate-related risks are managed through a comprehensive approach that includes qualitative and quantitative assessments and analysis, tracking of climate-related targets and commitments, compliance with applicable risk policy requirements, engagement with investee companies, and the implementation of investment criteria and exclusions.

One of the cornerstones of climate-related risk management is good-quality data. We prioritize the analysis of good-quality data to assess and mitigate climate-related risks across our investment portfolio. This includes tracking of key performance indicators related to climate targets and commitments, and pursuing alignment with international standards and best practices. Moreover, we actively engage with investee companies to encourage climate-conscious strategies and initiatives, fostering transparency and accountability within our investment ecosystem. We also consider climate-related risks as part of our investment decision making.

Further, Aegon applies a broad range of day-to-day processes, within a framework of applicable policies, to manage climate-related risks. Such processes include, but are not limited to:

∎	Adapting investment strategies and exposures.

∎	De-risking through net-zero commitments.

∎	Scenario analysis and stress testing.

∎	Claims analysis.

∎	Product development and redesign.

∎	Adapting pricing and underwriting.

∎	Guardrails on marketing materials.

∎	Use of greenwashing checklists.

∎	Property insurance.

∎	Leasing, not owning property.

∎	Business continuity plans.

∎	Third-party due diligence.

∎	Tracking regulatory landscape, trends, and scientific developments.

∎	Implementing new regulatory requirements.

∎	Ensuring robust non-financial reporting processes and controls.

With these measures, we are dedicated to safeguarding our business against climate-related threats while promoting sustainable processes that align with our long-term financial objectives.

As Aegon is primarily a life insurance company, there is less exposure to the direct consequences of increasing frequency and severity of climate-related events. Any climate-related risks are expected to mostly materialize over time through shifts in the average mortality and morbidity rates. These developments are highly uncertain, and there has always been a continuous shift in mortality and morbidity rates, with underlying driving factors influencing these rates up and down. Historically we have largely seen on aggregate how mortality has decreased and people are living longer, mostly through the advancement of science, while behavioral

Annual Report on Form 20-F 2023 | 493

About Aegon Governance and risk management Financial information Sustainability information changes such as obesity and drug addiction are examples of drivers that cause higher mortality. Climate change is likely to be an additional driver that can impact mortality both positively or negatively depending on the situation.

Aegon manages these risks by setting expectations for mortality and morbidity risks, based on historical experience and sets future improvements by combining historical data with expectations about the future. Climate change is a risk that has not manifested in the past to any notable degree and therefore requires an approach where more emphasis is put on future expectations. In 2023, we conducted our first high-level assessment of climate risk in our underwriting, referencing academic literature that translates IPCC scenarios to increases in mortality. Initial findings of the assessment indicate that the financial impact for Aegon is limited.

Integration of climate-related risk management into overall risk management

At Aegon, sustainability risk, and by extension climate risk, is not considered a separate risk type, but rather is a risk driver that impacts multiple risks. Sustainability is embedded in Aegon’s Enterprise Risk Management (ERM) framework and incorporated in relevant risk policies. In 2022, a comprehensive exercise was conducted to embed sustainability in the applicable risk policy documents. In 2023, refinements were made in the context of regular policy document updates.

As part of our risk management practices, we conduct an emerging risk assessment process. The findings from this process are used to inform strategic and financial planning, scenario analyses, watch lists, management discussions, and actions, as well as external and internal reporting.

The CRA serves multiple purposes here, including identifying relevant climate risks for the organization, gaining an understanding of their severity and manageability, and providing recommendations for necessary actions. The outcomes of the global CRA process are integrated into the broader ORSA processes.

To foster the appropriate management of climate risk within its overall risk management framework, Aegon is in the process of developing a global sustainability risk appetite. This risk appetite will be aligned with the organization’s overall risk appetite framework and take into account existing strategies, requirements, and commitments. As we gather more data and insights, the sustainability risk appetite will evolve and mature accordingly. Through these efforts, Aegon is committed to effectively integrating sustainability and climate risk considerations into our risk management processes, thereby ensuring the organization is well-prepared to navigate the challenges and opportunities presented by a dynamic and ever-changing world.

Active Ownership

Engagement with corporates

As an institutional investor, Aegon expects investee companies to work toward reducing their environmental impact and associated risks. Executed through our asset manager, we engage with the companies in which we invest to encourage better climate-related risk practices, including emissions measurement, disclosure, target setting, and reporting in line with the TCFD recommendations. Our engagements aim to stimulate structural and sectoral change by requesting the reduction of the carbon footprint and carbon intensity of an investee company as well as by motivating the company to increase the share of renewable energy it generates or purchases to mitigate negative impacts of climate change. We use a variety of approaches to engage with our investee companies, including bilateral and collaborative approaches.

Among investee companies in our general account, we aim to engage with at least the 20 largest corporate carbon emitters by absolute emissions by 2025. We directly engage with them and encourage them to set science-based targets. In terms of collaborative initiatives and investor-led campaigns, Aegon participated in CDP’s Non-Disclosure Campaign. The campaign promotes engagement with non-disclosing companies that have a significant environmental impact and encourages them to provide specified measurable data on emissions, water, and forests. We also joined CDP’s science-based targets campaign, an investor-led initiative that urges more than 1,000 high-impact companies to set 1.5°C aligned science-based emissions reduction targets. Additionally, we joined CDP’s new Green Finance Accelerator to reduce the information gap on sustainable finance taxonomies and adverse impacts.

Finally, as a member of the Dutch investor association, Eumedion, and the UK Investor Forum, we increasingly discuss board-level incentives linked to climate action plans with companies from different sectors and raise related expectations for transparency and disclosure in remuneration reports.

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

 494  |  Annual Report on Form 20-F 2023

Task Force on Climate-related Financial Disclosures

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

In Bermuda, Aegon has begun engaging with the Bermuda Money Authority on climate issues, including general support for potential disclosure of risks and opportunities in line with TCFD reporting.

Metrics and targets

Own operations

Aegon does not maintain energy- or resource-intensive processes as part of its direct business operations, and its operational carbon footprint is small relative to the scope of its investment activities. Nevertheless, we have set targets to reduce the carbon footprint of our operations related to greenhouse gas emissions from the natural gas and electricity used by our offices. The first phase of our targets covers the period up to December 31, 2024. The second phase of Aegon’s near-term emissions reduction plan will cover the period from 2025 to 2030, and the corresponding targets will be finalized in 2024.

By the end of 2023, Aegon had achieved a 68% reduction in its operational carbon footprint compared to the 2019 baseline, well ahead of the target of a 25% reduction by the end of 2024. The impact of less operational properties together with changing work patterns has had a significant impact in reducing our overall facilities footprint. We will continue to monitor the impact of hybrid working on our carbon footprint.

Own investments

Targets

In 2021, as part of its commitment to the Net-Zero Asset Owner Alliance, Aegon set initial targets for its investments. Following the guidance in the NZAOA Target Setting Protocol, for 2025, Aegon intends to reduce the weighted average carbon intensity (WACI) of corporate fixed income and listed equity in its general account by 25% against a 2019 baseline.

In 2023, the WACI of our corporate fixed income and equity investments reduced by 37% compared to 2019. Since 2023, the WACI reduction target has also been included in executive remuneration to ensure that corporate action at a leadership level is aligned with our net-zero commitment.

Weighted average carbon intensity of corporate fixed income and listed equity.

Metric	Unit	2023	2022	2019	Progress against 2019 baseline

Weighted average carbon intensity	tCO2e/EURm revenue	338	428	534	(37%)

[1]

Source: Aegon calculation. Values on December 31, 2023. Climate metrics calculated per Methodology section below. Climate change data availability may change over time and characteristics will vary. Certain information ©2024 Sustainalytics, MSCI ESG Research L.L.C. Reproduced with permission. Not for further distribution.

In June 2023, we also set an additional target for our direct real estate investments, committing to reducing the scope 1 and 2 carbon intensity of our directly-held real estate investments by 25% (kgCO2e/m2) by 2025, against a 2019 baseline. At the end of 2023, the carbon intensity had fallen by 46% compared to 2019.

Carbon intensity of direct real estate investments

Metric	Unit	2023	2022	2019	Progress against 2019 baseline

Carbon intensity	kgCO2e/m2	0.08	n.m.	0.15	(46%)

[1]	Source: below. Climate change data availability may change over time and characteristics will vary.

Complementing efforts to reduce GHG emissions in our general account portfolio, we leverage investments and engagement strategies as additional levers to meet our net-zero commitments and actively manage the positioning of our portfolio in relation to the climate transition. To that end, Transamerica has committed to two intermediate targets by 2025, which further commit the company to investing USD 2.5 billion in opportunities that help mitigate climate change or adapt to the associated impacts and engaging with at least the top 20 corporate carbon emitters in the portfolio.

Annual Report on Form 20-F 2023 | 495

About Aegon Governance and risk management Financial information Sustainability information

Additional climate-related targets set on Aegon’s general account

Target	Unit	2023	2022	2019	Progress against 2025 target

Financing the transition	USDm	1,850	n.m.	-	74%

Engagements	number	19	n.m.	-	95%

1	Source: Aegon calculation. Values on December 31, 2023.

Disclosures

We also disclosed supplementary metrics on the carbon footprint of our investments for our global general account holdings. A breakdown of our general account by asset class can be found below.

Global general account by asset class

Source: Aegon calculation. Values are as of December 31, 2023 and may not add up to 100% due to rounding.

Global general account – Corporate fixed income and listed equity

Metrics	Unit	Corporate FI	Coverage

Total carbon emissions	tCO2e	2,036,000	90%

Carbon footprint	tCO2 e/EURm invested	82	90%

Weighted average carbon intensity	tCO2 e/EURm revenue	338	97%

[1]

Source: Aegon calculation. Values on December 31, 2023. Climate metrics calculated per Methodology section below. The weighted average carbon intensity is extrapolated when underlying carbon data is not available. The availability of data for each indicator is expressed in a coverage ratio as disclosed above. Climate change data availability may change over time and characteristics will vary Certain information ©2024 Sustainalytics, MSCI ESG Research L.L.C. Reproduced with permission. Not for further distribution.

Corporate fixed income and listed equity results are dominated by holdings in the utilities, energy, and materials sectors where their contribution to the total carbon emissions and intensity of the account greatly outweighs their financial position. The graph “Active contribution by sector (in %)” indicates how Aegon’s sector exposures impact the weighted average carbon intensity and total carbon emissions, relative to their financial positions.

 496  |  Annual Report on Form 20-F 2023

Task Force on Climate-related Financial Disclosures

Active contribution by sector

Global general account - Sovereign fixed income

Metrics	Unit	Sovereign FI	Coverage

Including land use, land-use change, and forestry (LULUCF) emissions

Total carbon emissions	tCO2 e	1,237,000	76%

Carbon footprint	tCO2 e/EURm invested	240	76%

Weighted average carbon intensity	tCO2 e/EURm invested	240

Excluding LULUCF emissions

Total carbon emissions	tCO2 e	1,411,000	76%

Carbon footprint	tCO2 e/EURm invested	270	76%

Weighted average carbon intensity	tCO2 e/EURm invested	270	76%

Risk metric

Climate change resiliency	ND GAIN rating	64	100%

[1]

Source: Aegon calculation. Values on December 31, 2023. Climate metrics calculated per Methodology section below. WACI prepared in line with PPP-adjusted GDP as per PCAF. Climate change data availability may change over time and characteristics will vary.

In light of the a.s.r. transaction, the general account of Aegon’s Dutch business is no longer included in our sovereign fixed income holdings. The transaction has led to a significant shift in financial weightings and, in 2023, our largest sovereign holdings are now in US-issued bonds. The results are dominated by our US holdings, where their contribution to the footprint and intensity of the account outweighs their financial position. The graph “Active contribution by region (in %)” provides an indicates how Aegon’s regional exposures impact the weighted average carbon intensity and total carbon emissions, relative to their financial positions.

Annual Report on Form 20-F 2023 | 497

About Aegon Governance and risk management Financial information Sustainability information

Active contribution by region

Methodology

In July 2023, Aegon completed the transaction to combine its Dutch pension, life and non-life insurance, banking, and mortgage origination activities with a.s.r., which led to a restatement of its 2019 baseline figures to exclude the Dutch business but not an adjustment to the ambition of our targets.

Corporate fixed income and listed equity metrics were calculated following the Partnership for Carbon Accounting Financials (PCAF) guidelines and include scope 1 and 2 emissions. For sovereign assets, Aegon changed the methodology in 2023 to align with the PCAF guidelines to now reflect Purchase Power Parity (PPP) adjusted Gross Domestic Product (GDP). We also introduced a split for reporting sovereign assets: including and excluding the land use, land-use change, and forestry (LULUCF) emissions. The WACI was calculated in line with the TCFD’s recommendations.

The direct real estate metrics are calculated in line with PCAF guidelines and include scope 1 and 2 location-based emissions of those properties. Floorspace and carbon data are relatively challenging to obtain, so the target is set on properties with available floorspace and carbon data.

The amount for financing the transition investments is based on the IFRS book value of Transamerica’s general account, accounting for the use of proceeds specifically tied to climate change mitigation and/or climate change adaptation activities. The use of proceeds must align with at least one of the stated sectoral themes outlined by the NZAOA. For labeled “green” or “sustainability” bonds, standards such as Bloomberg, as well as third-party opinions, are typically used to confirm that the stated use of proceeds meets eligibility criteria. Regarding engagements, Aegon aims to engage with at least the top 20 corporate carbon emitters based on WACI.

For 2023, Aegon is no longer reporting on the Sustainalytics Carbon Risk Rating, due to a change in data contracts. Climate vulnerability for sovereign issues is measured using the Notre Dame Global Adaptation Initiative (ND-GAIN) Country Index. Target figures are set in line with Net-Zero Asset Owner Alliance guidance.

Next steps

Aegon will seek to continue to improve its climate change strategy, governance, approach to risk and opportunity measurement, and implementation in the coming years. In 2024, we will work toward setting new climate-related investment and operational targets toward 2030.

 498  |  Annual Report on Form 20-F 2023

EU Taxonomy

EU Taxonomy

EU Taxonomy Regulation

The EU Taxonomy Regulation was adopted by the European Union in 2021 and is one of the cornerstones of the EU Action Plan on financing sustainable growth. The EU Taxonomy is a classification system to define environmentally sustainable economic activities, based on the following criteria, as further elaborated on in the regulation and subsequent acts:

a.	Substantially contributing to one of the six EU environmental objectives:
1.	Climate change mitigation
2.	Climate change adaptation
3.	Sustainable use and protection of water and marine resources
4.	Transition to a circular economy
5.	Pollution prevention and control
6.	Protection and restoration of biodiversity and ecosystems
b.	Doing no significant harm to any of the other objectives, and
c.	Meeting minimum safeguards.

For each of the six environmental objectives, delegated acts are adopted at the EU level.

Article 8 of the EU Taxonomy Regulation requires companies to report how and to what extent their activities are associated with economic activities that qualify as environmentally sustainable. The requirements apply to companies that are obliged to publish non-financial information in accordance with the NFRD.

Disclosure of EU Taxonomy-eligible and Taxonomy-aligned economic activities and investments

The European Commission has adopted a phased approach to give companies more time to comply with the EU Taxonomy disclosure requirements. In the first two years of application, in 2021 and 2022, financial undertakings were required to disclose the portion of their eligible economic activities related to climate change mitigation and climate change adaptation. Financial undertakings were granted a two-year phase-in period for reporting on alignment with the EU Taxonomy. Alignment disclosures are mandatory for the 2023 reporting year. Aegon is therefore required in this year’s Annual Report to disclose the extent to which its activities are Taxonomy-aligned. The scope of the alignment disclosure is climate change mitigation and climate change adaptation. In addition, Aegon is required to specify activities associated with nuclear and fossil gas. For the four additional environmental objectives, Aegon is required to include eligibility for the first time in this Annual Report.

“Eligible” means that an economic activity is described in one of the delegated acts as mentioned above, irrespective of whether that economic activity meets any or all of the technical screening criteria laid down in those delegated acts to qualify as sustainable. “Alignment” means that an eligible economic activity meets the technical screening criteria to qualify as sustainable.

To assess the eligibility and alignment of its investments, Aegon often relies on the information reported by its investees. When estimates and proxies are used, the disclosures under article 8 of the Taxonomy Regulation may not be classified as “mandatory” and should be classified as “voluntary”. This year’s Annual Report does not include voluntary EU Taxonomy information. The information presented in the EU Taxonomy tables is based on reported information.

Scope of assets and activities covered by the EU Taxonomy disclosures

Investments

To calculate the proportion of Taxonomy-eligible and Taxonomy-aligned investments, the total of covered investments is used as the denominator, which includes general account investments, investments for accounts of policyholders, derivatives, cash and cash equivalents, and real estate for own use. Exposures to central governments, central banks, and supranational issuers are excluded from the covered assets. Derivatives and investees that are not obliged to publish non-financial information are also excluded from the numerator of the mandatory EU Taxonomy disclosures and therefore do not count in the alignment. This refers to small- and medium-sized companies, non-public interest companies based in the EU, and non-EU-based companies. The disclosure in the EU Taxonomy alignment table relating to the exposure to other counterparties includes loans to individuals such as private loans and mortgages and other assets such as real estate as well as real estate for own use.

Own activities

In last year’s annual report, Aegon’s underwriting disclosures included an assessment of all non-life business as prescribed by the EU Taxonomy. As Aegon the Netherlands was divested in 2023, there are no non-life business activities that could be classified as eligible, nor aligned. Therefore, this report does not include disclosures related to underwriting.

Annual Report on Form 20-F 2023 | 499

About Aegon Governance and risk management Financial information Sustainability information

Assumptions and data limitations

For the 2023 disclosures on alignment and eligibility, Aegon uses reported information from the underlying investee companies to assess eligibility and alignment percentages. This information is primarily collected through an external data vendor. Where this data was not available we have assessed this as non-eligible and non-aligned. Where data was not available to split the alignment between transitional and enabling activities we left this blank. To determine which investees are obliged to publish non-financial information, we also make use of actual information from the data vendor. Where this data is not available, but we know the place of domicile, we have determined that investees outside the EU are not obliged to publish non-financial information. When none of this information was available, we intentionally left it blank. These data limitations contribute to the low percentages of exposures to financial and non-financial undertakings subject to and not subject to articles 19a and 29a of Directive 2013/34/EU. The investments in our EU Taxonomy disclosures include accrued interest and are valued according to its IFRS Book Value.

Our mortgage and real estate portfolios are classified as 100% eligible in line with the EU Taxonomy. Due diligence procedures have been carried out to understand and assess whether these assets meet the screening criteria for alignment. This is largely based on the energy-label information of the underlying properties. In cases where there is no data available, these assets are disclosed as non-aligned.

Assessing the eligibility and alignment of investment funds is more difficult due to the heavy reliance on external asset managers to provide relevant sustainability information on the underlying companies. Aegon uses a look-through approach for investment funds, which entails assessing the eligibility and alignment of the underlying investments in these funds. As in previous years, Aegon has encountered significant data limitations for investment funds. For listed funds, reported data collected by an external data vendor is used. For unlisted funds, Aegon has performed its own due diligence. As a result of data limitations, the data coverage of the unlisted investment funds is insignificant. This mainly impacts the disclosure of investments for the account of policyholders.

For reporting on alignment and nuclear and fossil gas activities, Aegon uses the reporting templates as prescribed by the EU Taxonomy, whereby templates 2 and 3 are split between CAPEX and Turnover. For reporting on eligibility including all six additional environmental objectives, there is no prescribed format. As in previous years, the environmental objectives are combined and broken down into eligible and non-eligible investments relative to the assets covered. There are also data limitations in assessing eligibility, as not all investee companies report on eligibility for all six environmental objectives. Where data was not available, this was classified as non-eligible. We expect the eligibility and alignment percentages to increase over time as more data becomes available. However, due to the relative large amount of investments outside the EU, we do expect these percentages will remain low for coming years.

EU Taxonomy eligibility

EU Taxonomy eligibility1)	Percentage of investments covered	Absolute amount (EUR million)
Eligible investments (numerator)	5%	13,905.63

Non-eligible investments (numerator)	95%	245,516.10

Total investments covered (denominator)	100%	259,421.73

[1]

EU Taxonomy eligibility for six environmental objectives: climate change mitigation, climate change adaptation, sustainable use and protection of water and marine resources, transition to a circular economy, pollution prevention and control, protection and restoration of biodiversity and ecosystems

 500  |  Annual Report on Form 20-F 2023

EU Taxonomy

EU Taxonomy alignment

EU Taxonomy alignment1)	Percentage of investments covered		Absolute value (EUR million)

The weighted average value of all the investments of insurance or reinsurance undertakings that are directed at funding, or are associated with Taxonomy-aligned economic activities relative to the value of total assets covered by the KPI, with the following weights for investments in undertakings per below:

The weighted average value of all the investments of insurance or reinsurance undertakings that are directed at funding, or are associated with Taxonomy- aligned economic activities, with following weights for investments in undertakings per below:

Turnover-based:	0.07%	Turnover-based:	180
Capital expenditures-based:	0.11%	Capital expenditures-based:	277
The percentage of assets covered by the KPI relative to total investments of insurance or reinsurance undertakings (total AuM). Excluding investments in sovereign entities.		The monetary value of assets covered by the KPI. Excluding investments in sovereign entities.
Coverage ratio:	96%	Coverage:	259,422
Additional, complementary disclosures: breakdown of denominator of the KPI
The percentage of derivatives relative to total assets covered by the KPI.	(0.38%)	The value in monetary amounts of derivatives.	(975)
The proportion of exposures to financial and non-financial undertakings not subject to articles 19a and 29a of Directive 2013/34/EU over total assets covered by the KPI:		Value of exposures to financial and non-financial undertakings not subject to articles 19a and 29a of Directive 2013/34/EU:
For non-financial undertakings:	11.55%	For non-financial undertakings:	29,965
For financial undertakings:	6.12%	For financial undertakings:	15,879
The proportion of exposures to financial and non-financial undertakings from non-EU countries not subject to articles 19a and 29a of Directive 2013/34/EU over total assets covered by the KPI:		Value of exposures to financial and non-financial undertakings from non-EU countries not subject to articles 19a and 29a of Directive 2013/34/EU:
For non-financial undertakings:	11.29%	For non-financial undertakings:	29,284
For financial undertakings:	5.51%	For financial undertakings:	14,282
The proportion of exposures to financial and non-financial undertakings subject to articles 19a and 29a of Directive 2013/34/EU over total assets covered by the KPI:		Value of exposures to financial and non-financial undertakings subject to articles 19a and 29a of Directive 2013/34/EU:
For non-financial undertakings:	0.73%	For non-financial undertakings:	1,883
For financial undertakings:	0.75%	For financial undertakings:	1,945
The proportion of exposures to other counterparties over total assets covered by the KPI:	4.17%	Value of exposures to other counterparties:	10,815
The proportion of the insurance or reinsurance undertaking’s investments other than investments held in respect of life insurance contracts where the investment risk is borne by the policy holders, that are directed at funding, or are associated with, Taxonomy-aligned economic activities:	27.22%	Value of insurance or reinsurance undertaking’s investments other than investments held in respect of life insurance contracts where the investment risk is borne by the policy holders, that are directed at funding, or are associated with, Taxonomy-aligned economic activities:	70,627
The value of all the investments that are funding economic activities that are not Taxonomy-eligible relative to the value of total assets covered by the KPI:	94.64%	Value of all the investments that are funding economic activities that are not Taxonomy-eligible:	245,516
The value of all the investments that are funding Taxonomy eligible economic activities, but not Taxonomy-aligned relative to the value of total assets covered by the KPI:	5.18%	Value of all the investments that are funding Taxonomy eligible economic activities, but not Taxonomy- aligned:	13,448
Additional, complementary disclosures: breakdown of numerator of the KPI
The proportion of Taxonomy-aligned exposures to financial and non-financial undertakings subject to articles 19a and 29a of Directive 2013/34/EU over total assets covered by the KPI:		Value of Taxonomy-aligned exposures to financial and non-financial undertakings subject to articles 19a and 29a of Directive 2013/34/EU:
For non-financial undertakings:		For non-financial undertakings:
Turnover-based:	0.07%	Turnover-based:	180
Capital expenditures-based:	0.11%	Capital expenditures-based:	277
For financial undertakings:		For financial undertakings:
Turnover-based:	0.00%	Turnover-based:	-
Capital expenditures-based:	0.00%	Capital expenditures-based:	0.06

The proportion of the insurance or reinsurance undertaking’s investments other than investments held in respect of life insurance contracts where the investment risk is borne by the policy holders, that are directed at funding, or are associated with, Taxonomy-aligned:

Value of insurance or reinsurance undertaking’s investments other than investments held in respect of life insurance contracts where the investment risk is borne by the policy holders, that are directed at funding, or are associated with, Taxonomy-aligned:

Turnover-based:	0.03%	Turnover-based:	78
Capital expenditures-based:	0.04%	Capital expenditures-based:	99
The proportion of Taxonomy-aligned exposures to other counterparties over total assets covered by the KPI:		Value of Taxonomy-aligned exposures to other counterparties over total assets covered by the KPI:
Turnover-based:	0.00%	Turnover-based:	-
Capital expenditures-based:	0.00%	Capital expenditures-based:	-

[1]	EU Taxonomy alignment for two environmental objectives: climate change mitigation and climate change adaptation

Annual Report on Form 20-F 2023 | 501

About Aegon Governance and risk management Financial information Sustainability information

Taxonomy-aligned activities – provided‘do-not-significant- harm’(DNSH) and social safeguards positive assessment:	Percentage of investments covered		Percentage of investments covered
(1) Climate change mitigation

Turnover:	0.07%	Transitional activities: (Turnover)	0.00%

CapEx:	0.10%	Transitional activities: (CapEx)	0.01%

		Enabling activities: (Turnover)	0.04%

		Enabling activities: (CapEx)	0.05%
(2) Climate change adaptation

Turnover:	0%	Enabling activities: (Turnover)	0%

CapEx:	0%	Enabling activities: (CapEx)	0%

Template 1: Nuclear and fossil gas related activities

Nuclear energy related activities:

The undertaking carries out, funds or has exposures to research, development, demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes with minimal waste from the fuel cycle.

			Yes

The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well as their safety upgrades, using best available technologies.

			Yes

The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety upgrades.

			Yes
Fossil gas related activities:
The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using fossil gaseous fuels.			Yes
The undertaking carries out, funds or has exposures to construction, refurbishment, and operation of combined heat/cool and power generation facilities using fossil gaseous fuels.			Yes
The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce heat/cool using fossil gaseous fuels.			Yes

Template 2: Taxonomy-aligned economic activities (denominator) - CAPEX	CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)

Economic activities:	Absolute amount (EUR million)	Percentage of investments covered	Absolute amount (EUR million)	Percentage of investments covered	Absolute amount (EUR million)	Percentage of investments covered
Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of CAPEX	-	0%	-	0%	-	0.0%

Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of CAPEX	2.45	0%	2.45	0%	-	0.0%

Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of CAPEX	20.30	0.01%	20.30	0.01%	-	0.0%

Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of CAPEX	0.01	0%	0.01	0%	-	0.0%

Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of CAPEX	0.01	0%	0.01	0%	-	0.0%

Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of CAPEX	-	0%	-	0%	-	0.0%

Amount and proportion of other Taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of CAPEX	259,398.95	99.99%	259,390.32	99.99%	8.63	0.0%
Total applicable KPI - CAPEX	259,421.73	100.0%	259,413.09	100.00%	8.63	0.0%

 502  |  Annual Report on Form 20-F 2023

EU Taxonomy

Template 2: Taxonomy-aligned economic activities (denominator) - turnover	CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)

Economic activities:	Absolute amount (EUR million)	Percentage of investments covered	Absolute amount (EUR million)	Percentage of investments covered	Absolute amount (EUR million)	Percentage of investments covered
Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of turnover	-	0%	-	0%	-	0%

Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of turnover	-	0%	-	0%	-	0%

Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of turnover	17.04	0.01%	17.04	0.01%	-	0%

Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of turnover	0.02	0%	0.02	0%	-	0%

Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of turnover	0.01	0%	0.01	0%	-	0%

Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of turnover	-	0%	-	0%	-	0%

Amount and proportion of other Taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of turnover	259,404.66	99.99%	259,400.96	99.99%	3.70	0%

Total applicable KPI - turnover	259,421.73	100%	259,418.03	100%	3.70	0%

Template 3: Taxonomy-aligned economic activities (numerator) - CAPEX	CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)

Economic activities:	Absolute amount (EUR million)	Percentage of investments covered	Absolute amount (EUR million)	Percentage of investments covered	Absolute amount (EUR million)	Percentage of investments covered
Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of CAPEX	-	0%	-	0%	-	0%

Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of CAPEX	2.45	1%	2.45	1%	-	0%

Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of CAPEX	20.30	7%	20.30	7%	-	0%

Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of CAPEX	-	0%	-	0%	-	0%

Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of CAPEX	-	0%	-	0%	-	0%

Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of CAPEX	-	0%	-	0%	-	0%

Amount and proportion of other Taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of CAPEX	254.30	92%	245.67	89%	8.63	3%
Total amount and proportion of Taxonomy-aligned economic activities in the numerator of CAPEX	277.05	100%	268.42	97%	8.63	3%

Annual Report on Form 20-F 2023 | 503

About Aegon Governance and risk management Financial information Sustainability information

Template 3: Taxonomy-aligned economic activities (numerator) - turnover	CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)
Economic activities:	Absolute amount (EUR million)	Percentage of investments covered	Absolute amount (EUR million)	Percentage of investments covered	Absolute amount (EUR million)	Percentage of investments covered

Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of turnover	-	0%	-	0%	-	0%

Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of turnover	-	0%	-	0%	-	0%

Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of turnover	14.66	8%	14.66	8%	-	0%

Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of turnover	-	0%	-	0%	-	0%

Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of turnover	0.01	0%	0.01	0%	-	0%

Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of turnover	-	0%	-	0%	-	0%

Amount and proportion of other Taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of turnover	165.65	92%	161.95	90%	3.70	2%

Total amount and proportion of Taxonomy-aligned economic activities in the numerator of turnover	180.31	100%	176.61	98%	3.70	2%

 504  |  Annual Report on Form 20-F 2023

EU Taxonomy

Template 4: Taxonomy-eligible but not taxonomy- aligned economic activities	CCM + CCA		Climate change mitigation (CCM)		Climate change adaptation (CCA)
Economic activities:	Absolute amount (EUR million)	Percentage of investments covered	Absolute amount (EUR million)	Percentage of investments covered	Absolute amount (EUR million)	Percentage of investments covered

Amount and proportion of Taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	-	0%	-	0%	-	0%

Amount and proportion of Taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	-	0%	-	0%	-	0%

Amount and proportion of Taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.48	0%	0.48	0%	-	0%

Amount and proportion of Taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	16.86	0.13%	16.86	0.13%	-	0%

Amount and proportion of Taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	16.03	0.12%	16.03	0.12%	-	0%

Amount and proportion of Taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	1.53	0%	1.53	0%	-	0%

Amount and proportion of other Taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	13,413.37	99.7%	13,413.37	99.7%	-	0%

Total amount and proportion of Taxonomy eligible but not Taxonomy-aligned economic activities in the denominator of the applicable KPI	13,448.27	100%	13,448.27	100.00%	-	0%

Template 5: Taxonomy non-eligible economic activities
Economic activities:	Absolute amount (EUR million)	Percentage of investments covered

Amount and proportion of economic activity referred to in row 1 of Template 1 that is Taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	-	0%

Amount and proportion of economic activity referred to in row 2 of Template 1 that is Taxonomy-non-eligible in accordance with Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	9.14	0.004%

Amount and proportion of economic activity referred to in row 3 of Template 1 that is Taxonomy-non-eligible in accordance with Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	2.80	0.001%

Amount and proportion of economic activity referred to in row 4 of Template 1 that is Taxonomy-non-eligible in accordance with Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	-	0%

Amount and proportion of economic activity referred to in row 5 of Template 1 that is Taxonomy-non-eligible in accordance with Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	-	0%

Amount and proportion of economic activity referred to in row 6 of Template 1 that is Taxonomy-non-eligible in accordance with Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	-	0%

Amount and proportion of other Taxonomy-non-eligible economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	245,504.16	99.995%

Total amount and proportion of Taxonomy-non-eligible economic activities in the denominator of the applicable KPI	245,516.10	100%

Annual Report on Form 20-F 2023 | 505

About Aegon Governance and risk management Financial information Sustainability information

Voluntary information

Introduction

In addition to metrics disclosed under the “Our material topics” section, Aegon also voluntarily discloses information relevant to our sustainability approach and sustainability benchmarks and ratings. The table below includes information that goes beyond specific reporting requirements and is not linked to Aegon’s material topics that are identified through the DMA.

Extra metrics

	unit	2023	2022	%
Responsible investment solutions by Aegon Asset Management

Responsible investment solutions (RIS)

Assets under management in Responsible Investment Solutions (RIS)1)	EURb	133.6	120.2	11%

Exclusions and ethical solutions2)	EURb	109.9	103.9	6%

Best-in-class ESG solutions3)	EURb	15.9	9.4	70%

Climate transition solutions4)	EURb	1.2	n.m.	n.m.

Sustainable solutions5)	EURb	5.6	2.7	110%

Impact investing solutions6)	EURb	0.9	4.2	(77%)

Engagement and voting

Number of engagements with investee companies7)	nr	824	832	(1%)

Proportion of engagements addressing environmental themes	%	36%	24%	12pp

Proportion of engagements addressing social themes	%	19%	18%	1pp

Proportion of engagements addressing governance themes	%	34%	44%	(10pp)

Proportion of engagements addressing general disclosure themes	%	11%	14%	(3pp)

Status of engagement with investee companies8)

Proportion of engagements at milestone one	%	34%	23%	11pp

Proportion of engagements at milestone two	%	24%	21%	3pp

Proportion of engagements at milestone three	%	28%	27%	1pp

Proportion of engagements at milestone four	%	12%	12%	0pp

Proportion of engagements where no further action is required	%	2%	17%	(15pp)

Number of shareholder meetings of invested companies at which votes cast9)	nr	3,853	3,899	(1%)
Lobbying

Political advocacy

Monetary value of political contributions10)	EURm	0.17	0.24	(26.8%)

Monetary value of political lobbying/advocacy11)	EURm	0.8	0.9	(8.7%)

Amount paid for membership to lobbying associations12)	EURm	3.6	3.4	6.9%
Donations and volunteering

Total cash donations13)	EURm	7.6	9.1	(17%)

Financial security and education	EURm	1.4	0.9	54%

Financial education and literacy	EURm	1.4	0.9	54%

Employability later in life	EURm	-	0.3	(99%)

Wellbeing and longevity	EURm	5.7	6.5	(12%)

Physical fitness	EURm	0.1	0.2	(55%)

Mental vitality	EURm	1.1	1.1	4%

Prevention of diseases	EURm	1.1	1.1	(1%)

Livable communities	EURm	3.4	4.5	(23%)

Cash donations: Other	EURm	0.5	1.8	(75%)

Proportion of cash donations to key themes	%	94%	81%	13pp

Financial security and education	%	18%	10%	9pp

Wellbeing and longevity	%	76%	71%	5pp

Number of organizations receiving donations	nr	420	493	(15%)

 506  |  Annual Report on Form 20-F 2023

Voluntaory information

	unit	2023	2022	%

Volunteering

Volunteering hours	hours	20,634	16,318	26%

Volunteering value14)	EURm	1.5	1.1	34%

Total investment

Total value community investment	EURm	9.1	10.3	(11%)

Total value community investment as proportion of net result	%	4.6%	1.0%	3.5pp
Management of relationships with suppliers

Total spend on goods and services15)	EURb	1.3	1.7	(23%)

Top 250 (“in-scope”) suppliers15)

Spend on goods and services - top 250 in-scope suppliers	EURb	1.0	1.5	(33%)

Proportion of total spend on goods and services with top 250 in-scope suppliers	%	75%	87%	(12pp)

Supplier ESG assessment16)

Number of in-scope suppliers assessed for ESG performance	nr	106	97	9%

Spend on goods and services with in-scope suppliers assessed for ESG performance	EURb	0.8	1.1	(25%)

Proportion of spend with in-scope suppliers assessed for ESG performance	%	80%	72%	7.8pp

Overall score of in-scope suppliers assessed for ESG performance	1-100	59	58	2%

Proportion of in-scope suppliers scoring 1-24 (insufficient)%		0%	0%	0.0pp

Proportion of in-scope suppliers scoring 25-44 (partial)%		10%	14%	(4.0pp)

Proportion of in-scope suppliers scoring 45-64 (good)%		56%	59%	(3.1pp)

Proportion of in-scope suppliers scoring 65-84 (advanced)%		33%	27%	6.2pp

Proportion of in-scope suppliers scoring 85-100 (outstanding)%		1%	0%	0.9pp

Average time to pay an invoice	days	30.5	n.m.	n.m.

Number of legal proceedings currently outstanding for late payments	nr	-	n.m.	n.m.
Integration ESG in risk policies17)

Percentage risk management policies where ESG risk considerations have been integrated into the in-scope policies	%	100%	n.m.	n.m.

[1]

Aegon AM has a Responsible Investment Framework that reflects the key elements of Aegon’s Responsible Investment Policy, as well as key elements of similar policies of Aegon AM’s third-party clients. The framework is structured around ESG integration, active ownership and solutions. The responsible investment solutions are based on five categories: 1) exclusions and ethical strategies; 2) best-in-class ESG strategies; 3) climate transition strategies; 4) sustainable strategies; and 5) impact investing strategies.

[2]

“Exclusions and ethical” reflects the portfolio that is subject to negative screening to avoid investments in certain sectors, companies, or practices based on specific criteria. It also includes Aegon’s general account assets managed by Aegon AM.

[3]	“Best-in-class” investments seek to outperform by emphasizing positive screening of issuers with better or improving ESG profiles relative to sector peers.
[4]	“Climate transition” investments include companies that are better prepared to manage climate risks
[5]	“Sustainable” investment focuses on issuers whose activities or practices are aligned with sustainability themes in an effort to generate competitive returns over the long term.
[6]	“Impact investing” seeks financial returns alongside measurable positive social and/or environmental impact.
[7]

Aegon AM aims to build a constructive dialog with companies and bodies, either bilaterally or as part of an investor consortium, to promote responsible business practices. The scope is focused on assets managed on behalf of third-party clients, but engagements may also be linked to Aegon’s general account investments. Percentages may not add up to 100 due to rounding. Topics are grouped according to the main theme. At times, there may be more than one theme for an engagement.

[8]

Status of engagement with investee companies is measured based on the milestones achieved. Milestone one: We have flagged our concerns and contacted the company. Milestone two: The company has responded (letter, email, phone call) and the dialog has started. Milestone three: The company has taken concrete steps to resolve our concerns, such as achievement of a commitment. Milestone four: The engagement goal has been fully achieved and verified. No further action required: In some cases, our assessment of the ESG issue at stake may change and we subsequently decide to no longer pursue the engagement.

[9]

For Aegon AM’s relevant investment strategies that include equities, Aegon AM aims to vote in line with its engagement objectives and the best interests of clients. The scope is focused on assets managed on behalf of third-party clients, but investments may also be linked to Aegon’s general account investments. The increase in voted shareholder meetings compared to 2021 is due to a new voting strategy. Aegon AM implemented a “vote all meetings” strategy from February 2022. Prior to this, Aegon AM made a selection of investee companies.

[10]

Political contributions may include direct financial or in-kind support to political parties, their elected representatives, or persons seeking political office. It may also include indirect political contributions made through an intermediary organization such as a lobbyist or charity, or support made to an organization such as a think tank or trade association that is linked to or supports particular political parties or causes. The contribution consists of the contributions by Transamerica’s Political Action Committee (PAC), which is a committee acting independently from Aegon or Transamerica. The PAC receives voluntary donations from Transamerica employees and distributes the pooled donations according to the decision of the independent board of the PAC.

[11]

Political lobbying / advocacy refers to the expenses paid for activities carried out with governments, governmental institutions, and/or regulators in support of issues and initiatives that Aegon thinks will benefit its customers, employees, society at large, and its businesses. The expenses paid mainly reflect the cost of personnel dedicated to lobbying or advocacy activities.

[12]

Membership of lobbying associations refers to an agreement by which someone joins a professional or advocacy association. A professional association is defined here as a body of persons engaged in the same profession, usually formed to maintain standards and represent the profession in discussions with other bodies or institutions. An advocacy association engages in advocacy on behalf of the profession with other bodies, institutions, or policymakers, although advocacy may not be the only type of activity that the association undertakes.

[13]	Cash donations refer to charitable donations to charities and other non-profit organizations, done in accordance with the Aegon Ltd. Charitable Donations Standards.
[14]

The value of volunteering is calculated as the number of hours multiplied by the average hourly employee salary (= salary costs/total hours worked by direct employees). The total number of working days in the reported period includes all working days, excluding weekends and national holidays.

[15]

Our top 250 suppliers consistently represent at least 80% of our total supplier spend. The proportion of total spend on goods and services with the top 250 (“in-scope”) suppliers is based on actual invoice payments and does not take into account accruals. As a result, the denominator “Total spend on goods and services (in EUR billions)” could not be reconciled to the expenses in the financial statements.

[16]

Suppliers are assessed using the EcoVadis methodology, which aims to measure the quality of a company’s sustainability management system through its policies and actions. Suppliers are assigned to different scoring buckets based on the EcoVadis scoring methodology, which takes into account criteria relating to environmental protection, labor and human rights, business ethics, and sustainable procurement. The higher the score, the better the sustainability performance of the supplier. The scoring ranges were updated in 2023 and aligned with the EcoVadis methodology. Suppliers are now ranked over five buckets instead of four last year. The 2022 scores were adjusted for this change to make comparison possible. The spend data that is used to calculate the indicators for the supplier ESG assessment includes four quarters of data and covers the period October 1, 2022 to September 30, 2023.

[17]

Includes in-scope Financial, Underwriting and Operational risk management policies where ESG risk considerations have been integrated. In-scope policies are those policies where ESG integration was planned.

Annual Report on Form 20-F 2023 | 507

About Aegon Governance and risk management Financial information Sustainability information

External recognition

As part of our sustainability approach, we actively participate in high-profile sustainability performance ratings, indices, and benchmarks to provide independent recognition and transparency around the integration of sustainability into our business operations. For the MSCI, Morningstar

Sustainalytics, and ISS ratings, our scoring ambition is to be among the top performance quartile of our peers.

As these assessments are conducted throughout the year, we regularly update our latest scoring and peer positioning through the dedicated “Ratings” page on the Aegon website.

	unit	2023		2022		%
Sustainability benchmarks1)

MSCI ESG rating2)	AAA to CCC	AA (Leader	)	AA (Leader	)	Stable

Morningstar Sustainalytics ESG Risk Rating3)	0 to 100	15.3 (Low Risk	)	14.2 (Low Risk	)	(1.1 points	)

ISS ESG corporate rating4)	A+ to D-	C+ (Prime	)	C+ (Prime	)	Stable

S&P Global CSA score5)	0 to 100	56 (Top Quartile	)	55		1pp

Moody’s overall ESG score6)	0 to 100	57		59		(2pp	)

LSEG ESG score7)	A+ to D-	A (88)		A (86)		2pp

FTSE4Good index series constituent8)	Index Member	Index Member		Index Member		Stable

Bloomberg ESG Performance score9)	0 to 10	5.6 (Leading	)	4.2 (Leading	)	1.4 points

Bloomberg ESG Disclosure score9)	0 to 100	56		53		3pp

CDP (Climate change) score10)	A to D-	C		C		Stable

EcoVadis scorecard11)	0 to 100	62 (Top Quartile	)	61 (Top Quartile	)	1pp

[1]

Sustainability benchmark scoring reflects the most recent assessments made available to Aegon for any given year. There is a lag time between Aegon’s annual reporting and the assessment of that by a benchmark (scores presented under the 2023 reporting year refer to Aegon’s 2022 financial year unless otherwise stated).

[2]

As of MSCI’s last report update of January 30 2024, Aegon received an MSCI ESG Rating of AA. The use by Aegon of any MSCI ESG research LLC or its affiliates (“MSCI”) data, and the use of MSCI logos, trademarks, service marks or index names herein, do not constitute a sponsorship, endorsement, recommendation, or promotion of Aegon by MSCI. MSCI services and data are the property of MSCI or its information providers, and are provided ‘as-is’ and without warranty. MSCI names and logos are trademarks or service marks of MSCI. © 2024 MSCI Inc. All rights reserved.

[3]

In June 2023, Aegon received an ESG Risk Rating of 15.3 and was assessed by Morningstar Sustainalytics to be at low risk of experiencing material financial impacts from ESG factors. In no event the rating shall be construed as investment advice or expert opinion as defined by the applicable legislation. Risk categories defined by scoring, from ‘Negligible’ (0) to ‘Severe’ (>40). Copyright © 2024 Morningstar Sustainalytics. All rights reserved. This publication contains information developed by Sustainalytics (www.sustainalytics.com). Such information and data are proprietary of Sustainalytics and/or its third-party suppliers (third-party data) and are provided for informational purposes only. They do not constitute an endorsement of any product or project, nor an investment advice and are not warranted to be complete, timely, accurate or suitable for a particular purpose. Their use is subject to conditions available at https://www. sustainalytics.com/legal-disclaimers.

[4]	© 2024 Institutional Shareholder Services.
[5]	As of 2023 Aegon is placed at 78th percentile (i.e. top quartile) in the ‘INS Insurance’ industry group. © 2024 S&P Global Inc. All rights reserved.
[6]	Sector-Zone Average Score: 47 (compared to Aegon’s score of 57). © 2024 Moody’s Investors Service, Inc., Moody’s Analytics, Inc. and/or their affiliates and licensors. All rights reserved.
[7]

Formerly reported as “Refinitiv ESG Score”. Aegon is ranked 4/348 Insurance Companies. Scoring refreshed weekly by LSEG and potentially subject to change (2023 score and rank referenced on 18/01/2024). © 2024 LSEG. All rights reserved. LSEG ESG Information is proprietary to LSEG Limited and/or its affiliates (“LSEG”).

[8]	As of June 2023 FTSE Russell certified Aegon as a constituent company in the FTSE4Good Index Series. © 2024 FTSE Russell https://www.lseg.com/en/ ftse-russell/indices/ftse4good
[9]	Scoring refreshed periodically by Bloomberg and potentially subject to change (2023 and 2022 scores referenced on 19/01/2024). © 2024 Bloomberg Finance L.P. All rights reserved.
[10]	© 2024 CDP Worldwide.
[11]

While our performance has held steady, EcoVadis have changed the scoring criteria for medal awards, requiring higher percentile rankings for each medal category (moving the qualifying ‘SIlver’ medal ranking up from 75th to 85th percentile). As a result, Aegon has been awarded a ‘Bronze’ medal following its latest re-assessment. © EcoVadis 2024 - All rights reserved.

 508  |  Annual Report on Form 20-F 2023

Disclaimer

Disclaimer

Cautionary note regarding non-IFRS measures

This document includes the following non-IFRS financial measures: operating result and addressable expenses. These non-IFRS measures, except for addressable expenses, are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies (excluding a.s.r.). Operating result reflects Aegon’s result from underlying business operations and excludes components that relate to accounting mismatches that are dependent on market volatility or relate to events that are considered outside the normal course of business. Operating expenses are all expenses associated with selling and administrative activities (excluding commissions). This includes certain expenses recorded in other charges for segment reporting, including restructuring charges. Addressable expenses are calculated by excluding the following items from operating expenses: restructuring expenses (including expenses related to the operational improvement plan), expenses in joint ventures and associates and expenses related to acquisitions and disposals. Addressable expenses are reported on a constant currency basis. Aegon believes that these non-IFRS measures, together with the IFRS information, provide meaningful supplemental information about the operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and in GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements may contain information about financial prospects, economic conditions and trends and involve risks and uncertainties. In addition, any statements that refer to sustainability, environmental and social targets, commitments, goals, efforts and expectations and other events or circumstances that are partially dependent on future events are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation, and expressly disclaims any duty, to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially and adversely from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties.

Such risks and uncertainties include but are not limited to the following:

•	Unexpected delays, difficulties, and expenses in executing against Aegon’s environmental, climate, diversity and inclusion or other “ESG” targets, goals and commitments, and changes in laws or regulations affecting us, such as changes in data privacy, environmental, safety and health laws;
•	Changes in general economic and/or governmental conditions, particularly in Bermuda, the United States, the Netherlands and the United Kingdom;
•	Civil unrest, (geo-) political tensions, military action or other instability in a country or geographic region;
•	Changes in the performance of financial markets, including emerging markets, such as with regard to:
•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds;
•	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;
•	The impact from volatility in credit, equity, and interest rates;
•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

Annual Report on Form 20-F 2023 | 509

About Aegon Governance and risk management Financial information Sustainability information

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

•  The effect of applicable Bermuda solvency requirements, the European Union’s Solvency II requirements, and applicable equivalent solvency requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

•  Changes in the European Commissions’ or European regulator’s position on the equivalence of the supervisory regime for insurance and reinsurance undertakings in force in Bermuda;

•  Changes affecting interest rate levels and low or rapidly changing interest rate levels;

•  Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•  Changes affecting inflation levels, particularly in the United States, the Netherlands and the United Kingdom;

•  Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•  Increasing levels of competition, particularly in the United States, the Netherlands, the United Kingdom and emerging markets;

•  Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;

•  The frequency and severity of insured loss events;

•  Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

•  Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

•  Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

•  Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•  Customer responsiveness to both new products and distribution channels;

•  Third-party information used by us may prove to be inaccurate and change over time as methodologies and data availability and quality continue to evolve impacting our results and disclosures;

•  As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which Aegon does business, may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•  The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to complete, or obtain regulatory approval for, acquisitions and divestitures, integrate acquisitions, and realize anticipated results, and its ability to separate businesses as part of divestitures;

•  Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, Cash Capital at Holding, gross financial leverage and free cash flow;

•  Changes in the policies of central banks and/or governments;

•  Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

•  Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

•  Consequences of an actual or potential break-up of the European Monetary Union in whole or in part, or further consequences of the exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;

•  Changes in laws and regulations, or the interpretation thereof by regulators and courts, including as a result of comprehensive reform or shifts away from multilateral approaches to regulation of global or national operations, particularly regarding those laws and regulations related to ESG matters, those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

•  Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;

 510  |  Annual Report on Form 20-F 2023

Disclaimer

•	Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII);
•	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels;
•	Changes in ESG standards and requirements, including assumptions, methodology and materiality, or a change by Aegon in applying such standards and requirements, voluntarily or otherwise, may affect Aegon’s ability to meet evolving standards and requirements, or Aegon’s ability to meet its sustainability and ESG-related goals, or related public expectations, which may also negatively affect Aegon’s reputation or the reputation of its board of directors or its management; and
•	Reliance on third-party information in certain of Aegon’s disclosures, which may change over time as methodologies and data availability and quality continue to evolve. These factors, as well as any inaccuracies in third-party information used by Aegon, including in estimates or assumptions, may cause results to differ materially and adversely from statements, estimates, and beliefs made by Aegon or third-parties. Moreover, Aegon’s disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in its business or applicable governmental policies, or other factors, some of which may be beyond Aegon’s control. Additionally, Aegon may provide information that is not necessarily material for SEC reporting purposes but that is informed by various ESG standards and frameworks (including standards for the measurement of underlying data), internal controls, and assumptions or third-party information that are still evolving and subject to change.

Annual Report on Form 20-F 2023 | 511

About Aegon Governance and risk management Financial information Sustainability information

Contact

Head office

Aegon Ltd.

Aegonplein 50

2591 TV The Hague

The Netherlands

Telephone: +31 (0) 70 344 32 10

www.aegon.com

Investor relations

Telephone: +31 (0) 70 344 83 05

E-mail: ir@aegon.com

Media relations

Telephone: +31 (0) 70 344 89 56

E-mail: gcc@aegon.com

Agent for service in the United States of America

Andrew S. Williams

Telephone: +1 443 475 3243

E-mail: Andrew.S.Williams@transamerica.com

Colophon

Consultancy and design	APS Group, UK

Editing and production	Aegon Corporate Communications (NL)

Typesetting	DartDesign, Amsterdam (NL)

 512  |  Annual Report on Form 20-F 2023

Documents on display

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

Annual Report on Form 20-F 2023 | 513

About Aegon Governance and risk management Financial information Sustainability information

Exhibits

Index to Exhibits
1.1	Company’s Memorandum of Continuance
1.2	Bye-Laws
2.1	Any instruments defining the rights of long-term debt holders. None of our instruments relating to long-term debt has total amount of securities authorized thereunder that exceed 10% of our consolidated total assets. Pursuant to the requirement of this item, we agree to furnish to the SEC upon request a copy of any instrument defining the rights of holders of long-term debt of us or of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
2.2	Description of securities.
4.1	1983 Amended Merger Agreement. (1)
4.2	Voting Rights Agreement. (2)
4.3*	Transamerica 401(k) Retirement Savings Plan. (3)
4.4***	Business Combination Agreement (BCA); Agreement between Aegon Europe Holding B.V. and Aegon N.V. and ASR Nederland N.V., dated October 26, 2022, relating to the combination of ASR Nederland N.V. and Aegon Nederland N.V.
8	List of Subsidiaries of Aegon Ltd. - Incorporation by reference to Note 43 of this Annual Report.
12.1	Certification of the Chief Executive Officer pursuant to Rule 13A-14 or 15D-14 of the Securities Exchange Act of 1934.
12.2	Certification of the Chief Financial Officer pursuant to Rule 13A-14 or 15D-14 of the Securities Exchange Act of 1934.
13**	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350.
15	Consent of independent registered public accounting firm.
97	Extended clawback policy
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Schema Linkbase Document
101.CAL	XBRL Taxonomy Calculation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document
101.LAB	XBRL Taxonomy Labels Linkbase Document
101.PRE	XBRL Taxonomy Presentation Linkbase Document
104.	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

(1)	Incorporated by reference to Exhibit 4.1 to Form 20-F 2013 filed with the SEC on March 21, 2014.
(2)	Incorporated by reference to Exhibit 4.2 to Form 20-F 2013 filed with the SEC on March 21, 2014.
(3)	Incorporated by reference to Exhibit 99.1 to Registration Statement on Form S-8 (No. 333-238186) filed with the SEC on May 12, 2020.

*	Indicates management contract or compensatory plan.
**	Furnished herewith.
***	Certain information in this agreement and its schedules has been omitted in accordance with the instructions as to Exhibits of Form 20-F, but will be furnished supplementary to the SEC upon request.

 514  |  Annual Report on Form 20-F 2023

Signatures

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Aegon Ltd.

/s/ Matthew J. Rider

Matthew J. Rider

Chief Financial Officer

Date: April 3, 2024

Annual Report on Form 20-F 2023 | 515

aegon.com