Form 20-F/A
period 2023-12-31
AEGON LTD.
filed 2024-06-07
CIK 769218

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
-
FORM
20-F/A
(Amendment No. 1)
-
(Mark One)
☐
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR
☒
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
December 31, 2023
OR
☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from

to

OR
☐
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Commission file number
1-10882
-
Aegon Ltd.
(Exact name of Registrant as specified in its charter)
-
Not Applicable
(Translation of Registrant’s name into English)
Bermuda
(Jurisdiction of incorporation or organization)
Aegonplein 50, PO Box 85
,
2501 CB
The Hague
, The
Netherlands
(Address of principal executive offices)
J.H.P.M. van Rossum
Executive Vice President and Head of Corporate Financial Center
Aegon Ltd.
Aegonplein 50
,
2501 CB
T
he Hague
, The
Netherlands
+
31
-
70
-
3445458
Jurgen.vanRossum@aegon.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares , par value EUR 0.12 per share	AEG	New York Stock Exchange

5.500% Fixed-to-Floating Rate Subordinated Notes due 2048	AG48	New York Stock Exchange

5.100% Subordinated Notes due 2049 issued by Aegon Funding Company LLC	AEFC	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act.
Not applicable
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
1,814,726,912
common shares and
389,759,240
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
☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §
240.10D-1(b).
☐
Indicate by checkmark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
☐
U.S. GAAP
☒
International Financial Reporting Standards
as issued by the International Accounting Standards Board
☐
Other
If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant as elected to follow.
☐
Item 17
☐
Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in
Rule12b-2
of the Exchange Act).
☐
Yes No
☒

EXPLANATORY NOTE
This Amendment No. 1 (“Amendment No. 1”) to the Annual Report on Form
20-F
of Aegon Ltd (“Aegon”) for the fiscal year ended December 31, 2023 filed on April 4, 2024 (the “2023 Form
20-F”)
is being filed to amend and supplement the disclosure in the 2023 Form
20-F,
in response to Item 16F of Form
20-F
– “Change in Registrant’s Certifying Accountant”. Aegon is also including as Exhibit 15.2 to this Amendment No. 1 a copy of the letter from PricewaterhouseCoopers Accountants N.V. (“PwC”), as required by Item 16F(a)(3) of Form
20-F.
Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, revise, update, amend or restate the information presented in, or any exhibits to, the 2023 Form
20-F
or reflect any events that have occurred subsequent to the filing of the 2023 Form
20-F.
This Amendment No. 1 consists of a cover page, this explanatory note, the disclosure under Item 16F, Exhibit 15.2 and the signature page and the required certifications of the Chief Executive Officer and Chief Financial Officer of Aegon.
Item 16F. Change in Registrant’s Certifying Accountant.
As previously described in our annual reports on Form
20-F
for the fiscal years ended December 31, 2021 and December 31, 2022, the Audit Committee (the “Audit Committee”) of Aegon’s Board of Directors (the “Board of Directors”) executed on the mandatory auditor rotation process, in line with European and Dutch regulations, as PwC reached its maximum audit term of 10 years after the audit of Aegon’s financial statements over 2023. In 2022, the Audit Committee, in close collaboration with the Supervisory Board, mandated a Selection Committee to conduct an audit tender process. The unanimous recommendation from the Selection Committee to the Audit Committee was to propose that Ernst & Young Accountants LLP (“EY”) be elected as Aegon’s external auditor from January 1, 2024. The Audit Committee agreed with the recommendation made by the Selection Committee. It was proposed to the Supervisory Board to recommend the Annual General Meeting of Shareholders to appoint EY as Aegon’s next external auditor for the Annual Accounts of 2024 through 2028. Aegon’s Annual General Meeting of Shareholders on May 25, 2023 approved the proposal. As part of the redomiciliation of Aegon to Bermuda, the Extraordinary General Meeting of Shareholders on September 29, 2023 approved the appointment of EY as auditor of the Annual Accounts of Aegon for the 2024 financial year.
PwC officially communicated its resignation to the Board of Directors on June 7, 2024. The reports of PwC on Aegon’s financial statements for the fiscal years ended December 31, 2023 and 2022 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.
During the fiscal years ended December 31, 2023 and 2022 and the subsequent interim period through June 7, 2024, there were no (i) disagreements with PwC over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to PwC’s satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its auditors’ reports, or (ii) any “reportable event” as described in Item 16F(a)(1)(v) of Form
20-F.
Aegon has provided PwC with a copy of the foregoing disclosure and has requested PwC to furnish Aegon with a letter addressed to the US Securities and Exchange Commission stating whether it agrees with such disclosure. A copy of PwC’s letter dated June 7, 2024 is attached as Exhibit 15.2 to this Amendment No. 1.
Further, during the fiscal years ended December 31, 2023 and 2022 and the subsequent interim period through June 7, 2024, Aegon has not consulted with EY regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the financial statements of Aegon, and neither a written report was provided to Aegon nor was oral advice provided that EY concluded was an important factor considered by Aegon in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement as that term is used in Item 16F(a)(1)(iv) of Form
20-F
or a “reportable event” as described in Item 16F(a)(1)(v) of Form
20-
F.
Auditor information
•	Auditor Name: PricewaterhouseCoopers Accountants N.V.

•	Auditor Firm Id: PCAOB ID 1395

•	Auditor Location: Amsterdam, the Netherlands

Description

12.3	Certification of Lard Friese pursuant to rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934	Filed herewith

12.4	Certification Matthew J. Rider pursuant to rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934	Filed herewith

15.2	Letter from PricewaterhouseCoopers Accountants N.V. regarding change in registrants’ certifying accountant	Filed herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on Form
20-F
on its behalf.
The Hague, the Netherlands, June 7, 2024

/s/ J.H.P.M van Rossum

J.H.P.M van Rossum
Executive Vice President and Head of Corporate Financial Center
Aegon Ltd.

5