Form 20-F
period 2024-12-31
AEGON LTD.
filed 2025-03-27
CIK 769218

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
-
FORM
20-F
-
(Mark One)
☐
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR
☒
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
Duncan Russell
Chief Financial Officer
Aegon Ltd.
PO Box 85, 2501 CB The Hague, The Netherlands
+31-70-3447305
Duncan.Russell@aegon.com
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
Not applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,652,797,432 common shares and 353,387,800 common shares B
Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
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
Rule12b-2
of the Exchange Act).
☐
Yes No
☒

Helping people live their best lives annual report on Form 20-F 2024

About Aegon Governance and risk management Financial information Sustainability information

Cross reference table Form 20-F

1	Identity of Directors, Senior Management and Advisers	n.a.

2	Offer Statistics and Expected Timetable	n.a.

3	Key Information

3A	Selected financial data	100-101

3B	Capitalization and indebtedness	n.a.

3C	Reasons for the offer and use of proceeds	n.a.

3D	Risk factors	332-355

4	Information on the Company

4A	History and development of the Company	8-11, 17-21, 91-92, 127, 277-278, 483-484

4B	Business overview	8-9, 314-331

4C	Organizational structure	278-279

4D	Property, plants and equipment	357

4A	Unresolved Staff Comments	n.a.

5	Operating and Financial Review and Prospects

5A	Operating results	102-106, 111-118, 180-181

5B	Liquidity and capital resources	85-90, 203-205, 228, 250-251, 259-261, 271-273, 359

5C	Research and development, patent and licenses etc.	n.a.

5D	Trend information	13-21, 41-42, 100-106

5E	Critical Accounting Estimates	149-151, 242-247

6	Directors, Senior Management and Employees

6A	Directors and senior management	53-59, 61

6B	Compensation	66-77, 198-200, 280-281

6C	Board practices	47-51, 60-65, 72

6D	Employees	358

6E	Share ownership	73-77, 199-200, 280-281

6F	Disclosure of a registrant’s action to recover erroneously awarded compensation	n.a.

7	Major Shareholders and Related Party Transactions

7A	Major shareholders	49, 298-301

7B	Related party transactions	280-282

7C	Interest of experts and counsel	n.a.

8	Financial Information

8A	Consolidated Statements and Other Financial Information	120-126, 302-307, 359

8B	Significant Changes	n.a.

9	The Offer and Listing

9A	Offer and listing details	360

9B	Plan of distribution	n.a.

9C	Markets	360

9D	Selling shareholders	n.a.

9E	Dilution	n.a.

9F	Expenses of the issue	n.a.

10	Additional Information

10A	Share capital	n.a.

10B	Memorandum and articles of association	361-363

10C	Material contracts	365

10D	Exchange controls	366

10E	Taxation	367-370

10F	Dividends and paying agents	n.a.

10G	Statement by experts	n.a.

10H	Documents on display	484

10I	Subsidiary Information	n.a.

10J	Annual report to security holders	n.a.

11	Quantitative and Qualitative Disclosures About Market Risk	78-84, 88-90, 151-178, 242-249

12	Description of Securities Other than Equity Securities	n.a.

13	Defaults, Dividend Arrearages and Delinquencies	n.a.

14	Material Modifications to the Rights of Security Holders and Use of Proceeds	n.a.

15	Controls and Procedures	94-95

16A	Audit committee financial expert	63

 4 |  Annual Report on Form 20-F 2024

16B	Code of Ethics	93

16C	Principal Accountant Fees and Services	371

16D	Exemptions from the Listing Standards for Audit Committees	n.a.

16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	372

16F	Change in Registrant’s Certifying Accountant	61

16G	Corporate Governance	47-51, 364

16H	Mine Safety Disclosure	n.a.

16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	n.a.

16J	Insider Trading Policies	374

16K	Cybersecurity	373

17	Financial Statements	n.a.

18	Financial Statements	120-296, 302-307

19	Exhibits	485

Annual Report on Form 20-F 2024 | 5

Contents

07	About Aegon

	12	CEO interview
	16	Our strategy

43	Governance and risk management

	44	Boards and governance
	78	Risk management
	90	Regulation and compliance

97	Financial information

	102	Results of operations
	119	Consolidated financial statements of Aegon Ltd.
	314	Business overviews

375	Sustainability information

	376	Sustainability statement
	453	Additional information

	481	Disclaimer
	483	Contact

Our purpose

People are living for longer, and at Aegon we welcome the possibilities that this brings. We see increased longevity and the resulting changing life patterns as opportunities for our customers, our employees, and society.

As recently as the late 20th century, life consisted of three stages: approximately 20 years of education, 40 years of work, and a short retirement of 15 to 20 years. Since then, life expectancy has increased around the world. This means we need to rethink what a life should look like: when we study, work, take career breaks, and switch careers. The idea of a standard path no longer applies: there are as many options as there are lives.

Longer lives bring new challenges. But the old associations with aging – of frailty and inactivity – are often being replaced by the expectation that the years after 60 can be the most rewarding.

Across all our markets, people are looking for companies that will support them in living longer, more varied lives, while also contributing towards a better world. At Aegon, we aim to do this by offering products and services through our various businesses that support society’s transition from the traditional three-stage life to a multi-stage one, so that people from all walks of life can make the most of their lives. That is why we are guided and united by a single, clear purpose: Helping people live their best lives.

About Aegon

Welcome to Aegon’s Annual Report on Form 20-F

Welcome to Aegon’s Annual Report on Form 20-F for the year ended December 31, 2024. This report gives an overview of how we managed our business over the past year. The report outlines our business environment and material topics and how we address these through our purpose, vision, and strategy to steer our business and create long-term value for our stakeholders. The report also contains the 2024 consolidated financial statements and standalone financial statements of Aegon Ltd.

This document contains Aegon’s Annual Report as filed on Form 20-F (also referred to in this document as “Annual Report”) with the United States Securities and Exchange Commission (SEC).

We have prepared the Annual Report on Form 20-F in accordance with the requirements of the U.S. Securities and Exchange Commission and the International Financial Reporting Standards, as issued by the IASB.

Aegon prepares its consolidated financial statements in accordance with IFRS and with Part 9 of Book 2 of the Dutch Civil Code for purposes of reporting with the SEC, including financial information contained in this Annual Report. Aegon’s accounting policies and its use of various options under IFRS are described in note 2 to the consolidated financial statements.

The report also contains the 2024 sustainability statement prepared in accordance with the European Sustainability Reporting Standards, as referred to in the EU Accounting Directive, and with the specifications adopted pursuant to Article 8(4) of the EU Taxonomy Regulation.

Due to the completion of the sale of Aegon the Netherlands as per July 4, 2023, the EU “carve out”, related to fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges), is no longer applied by Aegon as of that date.

This Annual Report includes the following non-IFRS financial measures: operating result and addressable expenses. The reconciliation of operating result to the most comparable IFRS measure is presented in note 5 ‘Segment information’ of the consolidated financial statements. Operating result is calculated by consolidating on a proportionate basis

Aegon’s joint ventures and associated companies, except for its associate a.s.r. Note 5 ‘Segment information’ also includes information on the non-IFRS financial measure operating result after tax. This is the after-tax equivalent of operating result. The reconciliation of addressable expenses to operating expenses, the most comparable IFRS measure, is presented in the section Expenses under Results of Operations. Operating expenses are all expenses associated with selling and administrative activities (excluding commissions). Addressable expenses are calculated by excluding the following items from operating expenses: amounts attributable to insurance acquisition cash flows, restructuring expenses (including expenses related to the operational improvement plan), expenses in joint ventures and associates and expenses related to acquisitions and disposals. Addressable expenses are reported on a constant currency basis.

This report also conforms to Bermuda laws and regulations. As Aegon qualifies as a non-resident company under the Dutch Act on Non-Resident Companies, this report has been drawn up in line with the applicable requirements laid down in Part 9 of Book 2 of the Dutch Civil Code. In line with these requirements, the Board Report consists of the chapters “About Aegon” and “Governance and risk management”, the information in “Financial information” prior to the financial statements, and the “Sustainability statement”. Throughout this document, Aegon Ltd. is also referred to as either “Aegon”, “the Holding”, or “the company”. For the purposes of this report, “member companies” shall mean, with respect to Aegon Ltd., those companies consolidated in accordance with applicable Dutch and Bermuda legislation relating to consolidated accounts.

References to “NYSE” and “SEC” relate to the New York Stock Exchange and the U.S. Securities and Exchange Commission respectively. Aegon uses “EUR” and “euro” when referring to the lawful currency of European Monetary Union member states; “USD” and “US dollar” when referring to the lawful currency of the United States, and “GBP”, “UK pound”, and “pound sterling” when referring to the lawful currency of the United Kingdom. If you have comments or suggestions regarding this report, please contact our headquarters in The Hague, the Netherlands. Contact details can be found at www.aegon.com.

Annual Report on Form 20-F 2024 | 7

About Aegon Governance and risk management Financial information Sustainability information

Who we are

Aegon is an international financial services group whose origins date back to the first half of the 19th century. Our ambition is to build leading businesses that offer their customers investment, protection, and retirement solutions, always with a clear purpose: Helping people live their best lives.

This ambition requires a sustainable, future-oriented business that actively considers all stakeholders, including our customers, employees, investors, business partners, and society at large. Our headquarters are located in The Hague, the Netherlands, while the legal seat of the holding company, Aegon Ltd., is located in Hamilton, Bermuda.

Business overview

Aegon’s portfolio includes fully owned businesses in the Americas and the United Kingdom, a global asset manager, and a life insurer that serves affluent and high-net-worth individuals predominantly in Asia. Aegon also has insurance joint ventures in Spain & Portugal, China, and Brazil, and asset management partnerships in France and China, as well as an almost 30% strategic shareholding in the Dutch insurance company a.s.r.

Aegon allocates capital towards profitable opportunities across these markets and leverages the talent, knowledge, processes, and technologies of its different businesses. Aegon derives its revenue and earnings from insurance premiums, investment returns, fees, and commissions. Aegon is growing its direct and affiliated distribution capabilities to engage directly with customers.

Customers [1] 24.4 million	Women in senior management [1,3] 39%

Weighted average carbon intensity [4] (tCO2e/EURm revenue) 222	Annual employee engagement score [3] 79%

Operating result [2,5] EUR 1,485 million	Free cash flow [2] EUR 759 million

Cash Capital at Holding [1] EUR 1.7 billion	Revenue-generating investments [1] EUR 897 billion

[1]	At year end.
[2]	Full year result.
[3]	Refer to the Creating Sustainable Value chapter in the Employees section and onward for further information.
[4]	Metric tons CO2e/EURm revenue of corporate fixed income and listed equity general account assets. For details on the methodology used, see our TCFD disclosure (Methodology).
[5]	Non-IFRS financial measure. For reconciliation to the most directly comparable IFRS measure, see note 5 Segment information.

 8 |  Annual Report on Form 20-F 2024

About Aegon

Our businesses

In the Americas, Aegon operates primarily under two brands. The first, Transamerica, is a leading provider of life insurance, retirement, and investment solutions, which serves millions of customers with a strong track record of making financial services available to the many, not just the few. The second, World Financial Group (WFG), is an affiliated insurance distribution network of over 86,000 independent agents who primarily serve middle-income households across the United States and Canada.

In the United Kingdom, Aegon aims to become a leading digital savings and retirement platform provider in the workplace and advisor markets. The company offers a broad range of solutions to individuals, advisors, and employers. Aegon UK serves its customers through a combination of workplace and retail financial advisors.

In Spain & Portugal, Aegon has a strategic partnership with Banco Santander to distribute life, health, and non-life insurance products through the bank’s branches, with Aegon owning a 51% stake in the joint venture. Aegon Spain’s own distribution channel offers life insurance, health insurance, and pension products.

In China, Aegon owns a 50% stake in Aegon THTF Life Insurance Company, which offers life insurance solutions through a network of branches.

In Brazil, Aegon has a 59.2% economic interest and 50% of voting common shares in Mongeral Aegon Group (MAG Seguros), the country’s third-largest independent life insurer. MAG Seguros offers individual protection solutions. Together with Banco Cooperativo do Brasil (Bancoob), MAG Seguros also operates a joint venture company dedicated to providing life insurance and pension products within the Sicoob, Brazil’s largest cooperative financial system.

Transamerica Life (Bermuda) provides life insurance products and services to affluent and high-net-worth individuals predominantly in Asia. The company writes business out of Hong Kong and Singapore.

Aegon Asset Management (Aegon AM) is an active global investment management business with EUR 332 billion of assets under management for a global client base, including Aegon’s subsidiaries and partnerships. Aegon owns 49% of Aegon-Industrial Fund Management Company, a Shanghai-based asset manager offering mutual funds, segregated accounts, and advisory services in China. In France, Aegon AM owns 25% of La Banque Postal Asset Management.

Following the transaction to combine Aegon’s Dutch pension, life and non-life insurance, banking, and mortgage origination activities with a.s.r., Aegon owns a strategic shareholding of close to 30% in a.s.r., a leading Dutch insurance company.

Further information about our businesses can be found in the business overview section of this report.

Annual Report on Form 20-F 2024 | 9

About Aegon Governance and risk management Financial information Sustainability information

Milestones

Q1

◾	The transfer of Nationwide Building Society’s financial planning service to Aegon UK was completed, which expanded the scope of Aegon UK’s Advice offering.

◾	Aegon announced that it would exercise its right to redeem EUR 700 million of 4% fixed-to-floating subordinated notes.

◾	Aegon UK signed the Finance for Biodiversity Pledge, a global initiative which brings together 163 financial institutions that jointly represent EUR 21.7 trillion of assets.

◾	The sale of Aegon’s 56% stake in its partnership in India, Aegon Life Insurance Company, to Bandhan Financial Holdings Limited, an Indian financial services company, was completed.

Q2

◾	The company’s Annual General Meeting of Shareholders approved all resolutions on its agenda, which included the re-election of Lard Friese as CEO, the election of Albert Benchimol to the Board, and the adoption of a new remuneration policy.

◾	Aegon presented its plans to accelerate the transformation of Aegon UK into a leading digital savings and retirement platform at a teach-in hosted from London.

◾	The EUR 1.535 billion share buyback program, mainly related to the transaction to combine Aegon the Netherlands with a.s.r., was completed.

◾	USD 760 million of senior unsecured notes with a fixed coupon of 5.5% and a tenor of three years was successfully priced.

 10 |  Annual Report on Form 20-F 2024

About Aegon

Q3

◾	Duncan Russell succeeded Matt Rider as Aegon’s Chief Financial Officer.

◾	Aegon’s brand refresh program continued with the roll-out of updated brand identities for Aegon Spain, Aegon UK, and Aegon Asset Management.

◾	A EUR 200 million share buyback program, which was announced on May 16, 2024, began.

◾	The appointment of Shawn C.D. Johnson as CEO of Aegon Asset Management and a member of Aegon’s Executive Committee was announced.

◾	The appointment of Michele Bareggi as Chief Strategy, Transformation & Growth Officer and a member of Aegon’s Executive Committee was announced.

◾	Aegon UK completed the sale of its UK individual protection book to Royal London, transferring legal ownership to Royal London through a Part VII transfer.

Q4

◾	The EUR 200 million share buyback program that was announced on May 16, 2024, was completed on December 13, 2024.

◾	A new planned EUR 150 million share buyback was announced, which began in January 2025.

◾	Aegon published interim climate targets for 2030 as a step towards its 2050 net-zero ambition.

Annual Report on Form 20-F 2024 | 11

About Aegon

Continuing on our journey of transformation

Following the structural changes the company implemented in previous years, in 2024, Aegon focused on building leading businesses offering retirement, pensions and investment solutions.

2022 and 2023 saw big changes in the company. What stood out for you in 2024?

Since 2020, Aegon has embarked on a journey of fundamental transformation to improve its overall performance. We have worked at pace to focus our attention on markets where we aim to build leading businesses. As a result of the changes we have made in recent years, Aegon is now a more focused company with an improved operational performance, a strong balance sheet, and an enhanced risk profile. Following the combination of our Dutch businesses with a.s.r., which created a leading Dutch insurance company, we set out our plans to transform Transamerica into America’s leading middle-market life insurance and retirement company at our Capital Markets Day (CMD) in June 2023.

In 2024, we focused on the disciplined execution of those plans and have made good progress in strengthening both Transamerica and its affiliated insurance agency, WFG. This year, we achieved strong growth in the number of WFG agents and in net deposits of registered linked annuities. Our mid-sized Retirement Plans business continued to grow with strong written plan sales, and we grew assets in both the General Account Stable Value product and individual retirement accounts.

In June 2024, we announced our plans to accelerate the transformation of Aegon UK into a leading digital savings and retirement platform. Aegon UK is well positioned to capture opportunities in the United Kingdom’s large and growing market for long-term savings and retirement solutions. By leveraging its interconnected business model, Aegon UK aims to increase flows, combined assets under administration, and remittances to the Holding over time.

Furthermore, in 2024, we held our first Annual General Meeting in Bermuda and continued to build our team in the country, including the appointment in September of a dedicated Country Executive. Since our redomiciliation to Bermuda in late 2023, we have been actively engaging with the Bermuda Monetary Authority (BMA), and I wish to thank the BMA for the professional, courteous and efficient relationship that we have been able to build in a relatively short period of time.

How did Aegon perform during the year?

I am very pleased with the progress we made in 2024. We met all our guidance for the year, and we are on track to meet the 2025 targets we laid out at our 2023 CMD.

We delivered on our increased guidance for Operating Capital Generation (OCG) of EUR 1.2 billion for 2024, while our main business units remained well capitalized. We also generated an IFRS operating result of EUR 1.5 billion.

The progress we made in 2024 reflects our ability to adapt and grow in a changing environment. For me, this is proof that we laid the right foundations in previous years and are on the right track for our transformation. I very much appreciate the dedication and hard work of our teams over the past twelve months that made this possible.

It is great to see their efforts paying off, as we were able to propose a final dividend of 19 eurocents per share. On this basis, the total dividend paid for the full-year 2024 will be 35 eurocents per share, up 17% compared with 2023, and we are on our way to achieving our target of around 40 cents per share over 2025.

In addition, we continued to return capital to shareholders during 2024 through various share buyback programs. In May, we launched a EUR 200 million program, which was completed on December 13, 2024. In June, we completed the EUR 1.535 billion share buyback mainly related to the combination of Aegon’s Dutch businesses with a.s.r. And, in November, we announced a new EUR 150 million program, that began in January 2025.

Annual Report on Form 20-F 2024 | 13

About Aegon Governance and risk management Financial information Sustainability information

What has Aegon done to improve customer experiences across its various businesses?

Our customers are central to our business, and, in 2024, we continued to work hard to enhance their experiences across our operations.

In the United States, Transamerica took steps to improve its customer experience, bringing important functions and activities that were previously outsourced back in-house, including its customer service operations. By doing so, Transamerica took back control of critical service processes that will help to enhance its competitive position and deliver a better customer experience. These efforts were further strengthened by the creation in 2024 of Transamerica’s Customer Experience Center of Excellence which focuses on improving customers’ experiences, and uses data and client feedback to develop solutions, communications, and digital capabilities that address customer needs.

At the same time, we continued to grow WFG, which now has over 86,000 agents in the US and Canada, a 17% increase on the previous year. Many of these agents come from diverse communities, enabling them to better understand the needs of the people they serve.

In the United Kingdom, we launched the Aegon Digital Experience (ADX), a new set of online journeys that provide a smoother experience for advisors, their customers, and employers. ADX also provides improved security for customers and more sophisticated data analytics that will enable Aegon UK to further enhance customer experiences in the future.

More broadly, following the successful rebranding of the holding company in 2023, we rolled out refreshed brand identities in 2024 for Aegon Spain, Aegon UK, and Aegon Asset Management. These new identities were developed with digital experiences in mind and will support our businesses in further enhancing the digital experience they offer to customers. Furthermore, in January 2025, we completed this refresh with the launch of refreshed brand identities for Transamerica and Transamerica Life Bermuda. This refresh provides our businesses with a consistent and recognizable visual identity, while capitalizing on the strength of the various brand names in their local markets. Moreover, it underscores that our group is a family of companies united by a clear purpose of Helping people live their best lives.

Do you see any suitable opportunities for acquisition to accelerate Aegon’s transformation?

In recent years, we have concentrated on divesting companies where we felt we were not the right owner. With the completion of the sale of our stake in our partnership in India, we have completed that process. We are fully focused on building leading businesses in our chosen markets and we are ready to invest to accelerate our progress. If we see acquisition opportunities that could advance our strategy, we will evaluate them against both financial and non-financial criteria. We will only consider an acquisition if a company fits with our businesses and strategy, if we can integrate it, and if it makes sense financially. We will always behave in a disciplined and rational manner.

You continue to hold an almost 30% stake in a.s.r. How long do you plan to hold on to it?

The combination of our Dutch businesses with a.s.r., which was completed in July 2023, created a leading Dutch insurance company. Our stake in a.s.r. has an indefinite timeframe. This allows us to benefit from the unique synergies that the combination brings. We are pleased with how the integration of the businesses is progressing and are already seeing benefits from the combination. To gain as much further value as possible, we will hold our stake until the a.s.r. share price reflects its intrinsic value, or until value-creating opportunities emerge that require capital.

How did you ensure employees remained engaged during recent changes in the company?

We continue to build a culture that allows us to attract and develop the talent that we need to transform the company. The excitement and motivation I see across our businesses to deliver on our purpose of Helping people live their best lives is heartening. This is reflected in the strong levels of engagement that we see in the results of our annual Global Employee Survey (GES). I am always inspired by how dedicated my colleagues are to serving our customers and growing our businesses.

 14 |  Annual Report on Form 20-F 2024

About Aegon

2024 also brought changes to the Executive Committee.

Indeed, we bid a fond farewell to two senior colleagues and welcomed two new members to the Executive Committee (ExCo).

First, Matt Rider retired from his position as our CFO after seven years of dedicated service to Aegon. Matt has been instrumental in building and maintaining Aegon’s strong financial profile and significantly improving its financial performance. Matt has been a great partner, and I wish him all the best for his well-earned retirement. Fortunately, I will continue to work with Matt in his new role as a non-executive board member of Transamerica. Matt was succeeded by Duncan Russell, who has served as our Chief Transformation Officer and a member of the ExCo since 2020. Duncan has already played a significant role in the progress we have made so far, and I am very pleased that we had such a talented individual ready to take the reins from Matt. Duncan, in turn, has been succeeded by Michele Bareggi, whose considerable experience in M&A, transforming organizations and creating long-term growth will be incredibly valuable as we continue to transform the business.

Second, in August, Shawn C.D. Johnson was appointed CEO of Aegon AM, and a member of Aegon’s Executive Committee. I am pleased to welcome Shawn, whose extensive asset management expertise, strategic consulting skills, and leadership acumen will help him lead Aegon AM through the next phase of its transformation. Shawn takes over from Bas NieuweWeme, who over the past five years has helped shape Aegon AM into a more customer-driven organization and brought it closer to becoming a global platform.

The new members of our senior leadership team bring with them new capabilities, skills, and experience that will be key to helping drive Aegon and its businesses forward during the second phase of our transformation.

What were the most important steps you took in 2024 in terms of sustainability?

We take our commitment to sustainability seriously and I am pleased that we were able to meet all our 2025 climate targets. Of course, we still have more to do, which is why we published targets for 2030 in the last quarter of 2024. These build on our previous set of targets and include reducing the carbon impact of our operations and general account assets, investing an additional USD 1 billion in activities to help climate change mitigation and adaptation, and continuing to engage with the top 20 corporate carbon emitters in Aegon’s general account investment portfolio.

How do you support the local communities in the places where you operate?

We believe it is very important that we support our local communities. Guided by our purpose, we make direct donations to good causes and carry out volunteering through our Global Force for Good initiative. I am really proud of what we’ve accomplished in 2024: we supported almost 500 charities and good causes around the world, with a total community investment of almost EUR 10 million. I am also pleased that the Holding, together with our businesses, colleagues, and the Transamerica Foundation, stepped up to contribute important donations and support to communities affected by natural catastrophes in Spain, Brazil, and the United States.

What are you looking forward to most in 2025?

While we have achieved a lot in 2024, there is still so much more to be done. In 2025, we will remain laser focused on driving growth and building champion businesses. And I am sure that, if we maintain the pace and commitment we built up in recent years, we can increase our momentum further as we continue our journey of transformation. I am excited about Aegon’s future, and I am inspired by my colleagues around the world. Together we will help people live their best lives and deliver value for all our stakeholders.

Annual Report on Form 20-F 2024 | 15

Our strategy

16 | Annual Report on Form 20-F 2024

Our Strategy

Our strategy

At Aegon, we build champion businesses that can thrive in a changing business environment and that respond to the evolving needs and expectations of our stakeholders.

We aim to give people the confidence and flexibility to live their best lives and contribute to a better world. As we work to realize our vision to create leading businesses in investment, protection, and retirement solutions, we also consider the opportunities and challenges our stakeholders face in today’s evolving financial services landscape.

Guided by our purpose

Our purpose of Helping people live their best lives guides how we engage with both our customers and our wider stakeholder community. We aim to maximize value for all stakeholders by enabling them to seize the opportunities presented by a changing demographic landscape, and to join us in helping to shape a healthy, equitable world. This approach provides the foundation for Aegon’s vision and strategy, as well as all subsequent business planning and decision-making.

Our investment, protection, and retirement solutions are designed to help our customers navigate a longer, multi-stage life and make the right choices for their future. For our workforce, we aim to foster a purpose-led, inclusive culture that leads to rewarding and fulfilling career opportunities. We seek to cultivate strong, respectful relationships with our suppliers and business partners that enable them to support our customers. And, for our investors, we focus on generating predictable, competitive returns.

In addition to addressing the needs and expectations of our immediate stakeholders, we seek to have a positive impact on the world around us through our sustainability approach. This is an important element of Aegon’s strategy for value creation, and includes our long-standing focus on responsible investing, our net-zero ambitions, and our focus on fostering a fair and inclusive company. This approach provides an overview of how we address key sustainability issues, considering the expectations and perspectives of our stakeholders, and the steps we took in 2024 to address them through our strategy and activities.

Building on our strengths

One of our most important resources at Aegon is our global workforce’s deep knowledge and expertise. Across our businesses and partnerships, we have a clearly defined workforce strategy and culture that aims to attract, retain, and develop the talent we have in our company. Where relevant, we leverage business synergies across our company and our different markets: for example, through the strong links between our growth businesses and our global asset manager. Similarly, Aegon’s asset management teams strive to deliver strong investment returns and support the sound and effective management of the large back books associated with our businesses in run-off.

At the holding level, Aegon supports this strategy by developing strategy, allocating capital, defining risk appetite, setting targets, supporting talent development, and driving performance and strategy implementation. We also take a centralized approach to determining functional mandates, setting global policies and frameworks, and providing shareholder services. In parallel, Aegon’s businesses develop local strategies and operating plans within the company’s strategic framework and ensure their implementation.

Clear strategic focus, delivered through our businesses and partnerships

Since 2020, Aegon has taken structured steps to become a more focused company with an improved operational performance, a stronger balance sheet, and an enhanced risk profile. Following the combination of Aegon’s Dutch businesses with a.s.r., Aegon completed a major step in its transformation in 2023. The company is now continuing its transformation journey and accelerating the execution of its strategy.

Annual Report on Form 20-F 2024 | 17

About Aegon Governance and risk management Financial information Sustainability information

In the Americas, Transamerica, the largest of Aegon’s businesses, is a leading provider of life insurance, retirement, and investment solutions, serving millions of customers. We aim to accelerate Transamerica’s growth and create America’s leading middle-market life insurance and retirement company. The rapidly growing middle-income market is the largest in the United States but remains relatively underserved by the financial services industry. Transamerica is well positioned to capitalize on the opportunities in this market through its three Strategic Assets business segments: Distribution, Savings & Investments, and Protection Solutions. The fourth business segment holds Financial Assets, which are running-off. Aegon intends to, over time, reduce the capital employed by Financial Assets and grow its Strategic Assets, its partnerships, and the global asset manager.

The Strategic Assets business segments offer a greater potential for an attractive return on capital and are where Aegon is well positioned for growth. We continuously evaluate and invest in growth opportunities within our Strategic Assets. This includes expanding our customer base with a focus on providing middle-income retail customers with selected life insurance and investment products, as well as growing our retirement plan and recordkeeping businesses.

The Distribution business segment is focused on the distribution of life insurance and annuity products to middle-income households and consists mainly of WFG, an affiliated insurance distribution network of over 86,000 agents. Transamerica will invest further in WFG and plans to grow the number of agents to 110,000 by the end of 2027, while at the same time improving agent productivity.

Transamerica’s Savings & Investments business segment offers retirement plans, mutual funds, and stable value solutions. In retirement plans, Transamerica strategically focuses on mid-market participants and the pooled plan solutions market in the United States. In addition to providing retirement plan recordkeeping, Transamerica is growing its offering of ancillary products and services to plans, participants, and retirement investors, such as administration and investment services, advisory services, as well as individual retirement, health, and flexible savings accounts. We aim to increase earnings on in-force from the retirement business to between USD 275 million and USD 300 million by 2027.

The Protection Solutions business segment includes Transamerica’s life insurance, health insurance (employee benefits), registered indexed annuities, and variable annuities lines of business that Transamerica aims to strategically grow. These products are distributed through WFG and other distribution channels. Transamerica is targeting approximately USD 750 million of annual new life sales in Individual Life by 2027. Transamerica is also investing in its product manufacturing capabilities and operating model to position its Protection Solutions business for further growth, with distribution through both WFG and third parties.

Financial Assets are capital-intensive blocks of business with relatively low returns on the capital employed. We aim to maximize the value of these businesses through disciplined risk management and capital management actions. These businesses include Fixed and Variable Annuities with interest rate sensitive riders, a standalone Long-Term Care insurance portfolio, as well as the legacy Universal Life portfolio, and Single Premium Group Annuities (SPGA).

In the United Kingdom, Aegon focuses on providing pension, savings, and investment solutions to approximately 3.7 million customers, working with financial advisors and employers.

In June 2024, Aegon presented its plans to accelerate the transformation of Aegon UK into a leading savings and retirement platform. Aegon UK focuses on an interconnected business model with three growth franchises: the Workplace platform, the Adviser platform, and the Advice franchise.

The transformation aims to enable Aegon UK to increase flows and grow its combined assets under administration of the combined Adviser and Workplace platforms to over GBP 135 billion by 2028. In February 2024, Aegon completed the acquisition of Nationwide Building Society’s financial planning teams, which supports Aegon’s strategy to grow its Advice franchise.

Our global asset manager, Aegon AM, is an important contributor to our strategy, and we aim to drive its growth and improve profitability. We are implementing a new global technology platform to reduce costs and make Aegon AM more client-focused and scalable.

 18 |  Annual Report on Form 20-F 2024

Our strategy

Leveraging our global brand and a global operating platform, Aegon AM operates through Aegon’s local subsidiaries and partnerships, as well as independently in Germany and Hungary. In China, Aegon AM operates a joint venture, Aegon-Industrial Fund Management Company, of which Aegon owns 49%, and which offers mutual funds, segregated accounts, and advisory services. In France, Aegon AM owns 25% of La Banque Postal Asset Management (LBP AM). Aegon AM has an asset management partnership with a.s.r. The partnership leverages Aegon AM’s position as a provider of distinct capabilities in retirement-related investment solutions, alternative fixed-income investments, and responsible investing.

Transamerica Life (Bermuda) (TLB) provides life insurance products and services to affluent and high-net-worth individuals predominantly in Asia. Aegon is maximizing TLB’s value through active in-force management and has reinsured TLB’s universal life portfolio to Transamerica in 2022. TLB continues to make profitable sales of Indexed Universal Life products on a selective basis.

Aegon continues to expand its strong partnership businesses by making the most of their scale and untapped potential. In Spain & Portugal, we are growing the business through our long-standing bancassurance partnership with Banco Santander. In China and Brazil, we aim to generate growing volumes and earnings, including by expanding distribution.

In the Netherlands, Aegon holds a close to 30% shareholding in a.s.r. following the transaction to combine its former Dutch pension, life and non-life insurance, banking, and mortgage origination activities with a.s.r. Aegon intends to hold the stake until the a.s.r. share price reflects its intrinsic value, unless other value-creating opportunities present themselves.

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

Achieving this overall vision involves building on our existing strengths: first and foremost, our proven ability to operate trusted brands and leading retirement platforms in our chosen markets. Aegon provides advanced retirement and asset management solutions, and life insurance and protection products. We deliver these by leveraging our strong foundations in large established markets, as well as in underpenetrated, growing markets.

Investment proposition

With this approach, Aegon is expected to be well placed to benefit from favorable structural trends and create leading businesses in locations where demographic realities require customers to save more. In all our businesses, our customers are the starting point for the development of our financial solutions, and we proactively assess their needs and develop products and services to suit. We then estimate and price the risk to us as a provider. After branding, our products and services are distributed through intermediaries, which include brokers, banks, and financial advisors, or marketed directly to customers, or via their employers.

In exchange for Aegon’s products and services, our customers pay fees or premiums to our businesses or make deposits on certain pension, savings, and investment products. We earn returns for our customers by investing those premiums and paying out claims and benefits. For non-insurance products, such as retirement plans or saving deposits, customers make withdrawals based on pre-agreed terms and conditions. We use the remaining funds to cover our expenses, support new investments, and return profits to our shareholders.

Aegon’s 24.4 million-strong customer base provides a robust foundation from which to expand and develop the business. As a diversified international company, we have the reach to deliver our propositions to a broad range of customers, who will increasingly benefit from more sophisticated and tailored digital services and advice. Our global, integrated asset management business is also an important driver of our continued success, enabling us to grow our share of the overall Assets under Administration over time.

Annual Report on Form 20-F 2024 | 19

About Aegon Governance and risk management Financial information Sustainability information

Value-creating capital allocation

Aegon operates a focused business portfolio to deliver success for the company and its stakeholders on the way to realizing its vision. Through our wholly owned businesses and partnerships, we strive to be seen as a leader that offers contemporary propositions and outstanding customer service.

In the Americas, Aegon’s capital allocation approach aims to, over time, reduce the capital employed by Financial Assets and grow its Strategic Assets. Since the end of 2022, the capital employed in Financial Assets has reduced from USD 4.1 billion by USD 0.7 billion to USD 3.4 billion, supported by run-off, favorable markets, and management actions. We aim to continue to reduce our exposure to Financial Assets and improve the quantity and quality of our capital generation in the coming years. Additional management actions and the natural run-off of the book are expected to lead to USD 2.2 billion of capital employed in Financial Assets at the end of 2027. Any financial flexibility this creates will allow Aegon to further reduce its exposure to Financial Assets.

On July 1, 2024, Aegon UK completed the sale of its individual protection book to Royal London, transferring legal ownership to Royal London through a Part VII transfer. This supported the strategy to accelerate the transformation of Aegon UK into a leading savings and retirement platform, leveraging its interconnected business model with the Workplace platform, the Adviser platform, and the Advice franchise.

In addition, as part of the strategy announced at our CMD in December 2020, Aegon has exited various small and niche markets in order to focus on markets where Aegon is well positioned to create value. This included the sale of several businesses in Central & Eastern Europe and Asia and was rounded off with the completion of the sale of its 56% stake in its partnership in India to Bandhan Financial Holdings Limited on February 23, 2024.

Strong balance sheet

Maintaining a strong balance sheet is a prerequisite for Aegon to achieve its overall vision. It allows us to build leading, advantaged businesses that can actively contribute to a healthier, more equitable society, and create value for our customers and wider stakeholder base in line with our purpose.

Moreover, we maintain a strong balance sheet in order to focus time and energy on increasing the return on capital, supporting our operating units, and the return of capital to shareholders. We have a clear capital management policy in place that informs our capital deployment decisions, which is driven by the Cash Capital at Holding and is supported by reliable remittances from the units. Aegon has a strong and resilient balance sheet with an enhanced risk profile. Aegon’s financial position and balance sheet strength are subject to group supervision by the BMA.

Transamerica continues to take in-force management actions on its Financial Assets, which aim to reduce the capital employed in those Financial Assets to USD 2.2 billion by the end of 2027 and to limit earnings volatility from this book. In 2024, Transamerica achieved its target to purchase at least 40% of the USD 7 billion face value of institutionally owned universal life policies that were in-force at the end of 2021, locking in claims cost and reducing the mortality risk of the overall portfolio. The company purchased institutionally owned universal life policies, focusing on older age policies with large face amounts. The program achieved the targeted investment hurdles and concluded three years ahead of plan.

For its Long-Term Care Insurance portfolio, Transamerica is pursuing a rate-increase program seeking approvals for additional actuarially justified-premium rate increases with a combined value of USD 700 million. By the end of 2024, the company had received approvals for 82% of the targeted premium rate increases. In the variable annuity portfolio, the dynamic hedging program continued to perform well in 2024, with a hedge effectiveness ratio of 99% and low volatility in the capital position.

In the second quarter of 2024, Transamerica reviewed its mortality assumptions and increased its liabilities for certain life portfolios. These assumption updates are expected to reduce future negative claims experience variances, positively affecting the operating result for Transamerica’s insurance business going forward.

The execution of Transamerica’s strategic plan aims to result in an increase in the capital generation from the in-force Strategic Asset portfolio. Transamerica plans to reinvest part of its earnings on in-force from Strategic Assets in profitable new business opportunities to secure long-term growth. This is anticipated to result in a gradual increase in operating capital generation from Strategic Assets to fund growing remittances to the holding company. Transamerica is targeting mid-single-digit percentage growth in its remittances over the medium term, from a level of USD 550 million in 2023, and remitted USD 575 million in 2024. This will contribute to Aegon’s free cash flow.

Aegon is transforming Aegon UK into a leading digital savings and retirement platform. The transformation of Aegon UK will take place over the 2024 to 2027 period and will be self-funded from Aegon UK’s capital generation and own funds. During this transformation phase, we aim to grow remittances by GBP 5 million per year, starting from GBP 100 million in 2024 with potential for higher growth after the investment period, adding to free cash flow.

 20 |  Annual Report on Form 20-F 2024

Our strategy

Growing capital distributions

Aegon aims to grow its dividends in line with its free cash flows. Any capital deployment decisions will consider our financial leverage, as well as planned management actions to further improve the risk profile of the company.

Financial leverage remained stable at EUR 5.2 billion over 2024. The redemption of a EUR 700 million subordinated bond that matured in April 2024 was refinanced by a USD 760 million senior bond during the same month.

We remain disciplined in our management of capital, and any surplus cash flow not used for value-added growth opportunities will be returned to shareholders over time, as demonstrated by the share buyback programs executed in 2024. Following the transaction with a.s.r., Aegon initiated a EUR 1.5 billion share buyback program in July 2023 to offset the dilutive effect of the transaction on free cash flow per share. In April 2024, the share buyback program was increased by an amount of EUR 35 million in relation to obligations resulting from share-based compensation plans. The program was completed on June 28, 2024.

Subsequently, the company returned surplus cash capital to its shareholders through a EUR 200 million share buyback executed in the second half of 2024. In the fourth quarter of 2024, Aegon announced another share buyback program of EUR 150 million, which started on January 13, 2025, and is expected to be completed by June 30, 2025. This program includes an amount of about EUR 40 million to meet Aegon’s obligations resulting from the share-based compensation plans for senior management.

Annual Report on Form 20-F 2024 | 21

Our sustainability approach

22 | Annual Report on Form 20-F 2024

Our sustainability approach

Our sustainability approach

Our approach to sustainability is driven by our purpose of Helping people live their best lives.

As both an investor and a provider of financial products and services, we have a responsibility to address issues that affect a broad range of stakeholders and that will influence the future of our society and our environment, as well as the performance of our business.

Enriching and embedding our sustainability approach

This approach considers the expectations, interests, and perspectives of the company’s stakeholders. How we create value for our stakeholders through our sustainability approach is explained in the Creating Sustainable Value chapter of this report. Our approach is built on our sustainability commitments, which include pledges to the UN Global Compact (UNGC), the UN Principles for Sustainable Insurance (PSI), the Net-Zero Asset Owner Alliance (NZAOA), and the Principles for Responsible Investment (PRI). A selection of our commitments is detailed in this report and a full overview is listed on our website.

In 2024, we continued to take steps to deliver upon our commitments. One example was our efforts to increase the understanding of key sustainability issues among our workforce, which is a prerequisite for achieving our goals and for preparing for future regulations, risks, and opportunities. In addition, Aegon’s investors increasingly expect the company’s leaders to be educated on sustainability issues and to demonstrate sustainability literacy. In 2024, we made progress toward these goals through our Sustainability Academy, which provides employees with webinars and e-learnings designed to increase their awareness and understanding of sustainability to support our sustainability ambitions.

Aegon achieved several key sustainability targets and goals in 2024. These included reducing the weighted average carbon intensity (WACI) of our corporate fixed income and listed equity general account assets. We exceeded our 2025 WACI target of a 25% reduction with a result of 52% in 2024, against a 2019 baseline. We also met our 2025 target to invest USD 2.5 billion in activities to help mitigate climate change or adapt to its associated impacts, with an actual result of USD 2.7 billion. We continued to engage with the top 20 corporate carbon emitters in our portfolio, and we have also reduced the scope 1 and 2 carbon intensity of our directly held real estate investments by 51%, well above our 2025 target of a 25% reduction, against a 2019 baseline.

The next phase of our net-zero commitments covers the period from 2025 to 2030. By 2030, Aegon aims to:

•	Reduce the weighted average carbon intensity of Aegon’s corporate fixed income and listed equity general account assets by 50%, against a 2019 baseline.
•	Reduce the scope 1 and 2 carbon intensity of Aegon’s directly held real estate investments by 42%, against a 2019 baseline.
•	Invest an additional USD 1 billion in activities to help mitigate climate change or adapt to the associated impacts. This is in addition to Aegon’s investment of USD 2.5 billion by 2025.
•	Continue engagements with at least the top 20 corporate carbon emitters in Aegon’s portfolio.
•	We also aim to reduce our operational footprint by 75% against a 2019 baseline.

Our double materiality approach

We support our sustainability approach through regular double materiality assessments (DMAs). As part of our broader risk and strategic analysis activities, the DMA is an important tool that allows us to understand the sustainability landscape in which Aegon and its businesses operate and to identify the key issues to focus on. Undertaking regular DMAs also helps us understand our stakeholders’ perspectives on sustainability issues. We can also see where we, as a company, can have an impact on society and the environment, or where sustainability issues have a financial impact on Aegon.

In 2024, we built on the experience of previous DMAs undertaken in 2022 and 2023. The assessment took into account the European Sustainability Reporting Standards (ESRS) methodology adopted by the European Commission and the accompanying Materiality Assessment Implementation Guidance (MAIG) issued by the European Financial Reporting Advisory Group (EFRAG). For more information on Aegon’s double materiality methodology, refer to “impact, risk, and opportunity management”.

Annual Report on Form 20-F 2024 | 23

About Aegon Governance and risk management Financial information Sustainability information

Our DMA topics

Five material topics, comprised of 14 sustainability matters, were identified through the 2024 DMA process (see “Aegon’s material topics” below). More information on how these topics contribute to the value we create as a company can be found in this report’s Creating Sustainable Value chapter. Further details on how these topics are embedded in our sustainability approach and where their impacts fall within Aegon’s value chain are described under each material topic (see table below). The material topic sections also detail the impacts, risks, and opportunities associated with these topics, as well as the policies and processes implemented, the actions taken to manage them, and the key metrics and targets that we have set to guide our progress on these issues.

The DMA will be reviewed regularly to reflect the views and perspectives of Aegon’s stakeholders, as well as any material changes to the sustainability and business landscape in which we operate. This will then inform the assessment of risks, opportunities, and impacts, as well as the issues we focus on in our sustainability approach.

Aegon’s material topics
Material topic	Including the following sustainability matters:	Link to stakeholder value creation	Link to details in “Sustainability statement”
Climate change	Climate change adaption	Society Partners and suppliers	Environmental Information
Climate change mitigation
Energy management
Human capital	General working conditions	Employee	Social Information: Human Capital
Social dialogue
Training and skills development
Inclusion & diversity	Gender equality and equal pay for work of equal value	I&D Customers	Social Information: I&D
Measures against violence and harassment in the workplace
Diversity
Data privacy	Information-related impacts for consumers and end users	Data security	Social Information: Data Privacy
Business conduct	Responsible marketing practices	Customers	Governance Information: Business Conduct Responsible Marketing Practices
	Protection of whistleblowers	Society	Governance Information: Business Conduct
Prevention and detection of corruption and bribery – including training
Prevention and detection of corruption and bribery – incidents

 24 |  Annual Report on Form 20-F 2024

Creating sustainable value

Annual Report on Form 20-F 2024 | 25

Creating sustainable value

About Aegon Governance and risk management Financial information Sustainability information How we create sustainable value for our stakeholders Our inputs Financial Shareholders’ equity at December 31: EUR 7.2 billion Gross financial leverage: EUR 5.2 billion Group Solvency Own Funds: EUR 14.3 billion Group Solvency Capital required: EUR 7.5 billion Manufactured Our product mix and digital platforms Insurance service result EUR 376 million Gross deposits: EUR 219.5 billion Fees and commissions received: EUR 937 million New business strain: EUR 776 million Revenue-generating investments at December 31: EUR 897 billion intellectual Internal processes. systems. and controls Knowledge and expertise Human Number of employees at December 31: 15.582 Amount spent on training and development: EUR 5.9 million Talent management Number of tied agents at December 31: 2.000 Social and relationship Number of customers: 24.4 million Customer experience programs Responsible sourcing and Investing philosophy Brand equity. purpose. and values Relationship with intermediaries. business partners. suppliers. and other key stakeholders (e.g. regulators and NGOs) Natural Our commitment to achieving net-zero in 2050 Total energy used by company: 26,680 MWh Solutions development and pricing Development of our financial solutions begins with our customers. We assess their needs and develop products and services to suit. We then estimate and price the risk involved for us as a provider. Distribution Our products and services are then branded and marketed. before being distributed via intermediaries that include brokers. banks. and financial advisors. We also sell to our customers directly. Investments In exchange for products and services. customers pay fees or premiums. On certain pension. savings, and investment products. customers make deposits. We earn returns for our customers by investing this money. Claims and benefits We pay out claims. benefits. and retirement plan withdrawals. We use the remaining funds to cover our expenses. support new investments. and deliver profits to our shareholders. 26 Annual Report on Form 20-F 2024

Creating sustainable value Our outputs Financial Dividends to shareholders: EUR 521 million Share buybacks: EUR 893 million Interest payments to bondholders: EUR 246 million Group Solvency II ratio at December 31: 188% Free cash flow over full year: EUR 759 million Operating result over full year: EUR 1,485 million Manufactured Total retirement outflows: EUR 47 billion Payments to business partners: EUR 2.1 billion Intellectual Our product mix and digital platforms Value creating initiatives Human Total employee expenses: EUR 1.8 billion Women in senior management: 39% Employee engagement score: 79% Social and relationship Responsible investment solutions: EUR 142.6 billion Business partnerships and reputation Corporate income tax and other paid taxes, such as policyholder taxes, value-added taxes and insurance premium taxes: EUR 374 million Natural Weighted average carbon intensity relating to our general account investment portfolio: 222 metric tons CO2e/EURm revenue for corporate fixed income + listed equity Operational carbon footprint: 7,703 metric tons CO2e Outcome for our stakeholders Customers Aegon seeks to provide its customers with a broad mix of investment, protection, and retirement solutions. We also aim to provide customers with a high-quality service and an enjoyable and efficient customer experience. Through our focus on product innovation, we strive to meet the changing needs of our global customer base. Our approach to product development includes taking steps to include financially and socially diverse customer groups that are comprised of vulnerable customers, minorities, and others traditionally underrepresented in financial services. We also aim to provide honest and transparent product information and to protect data security and privacy during customer interactions. Employees Aegon’s workforce includes full- and part-time employees, as well as agents and other contractors. In all cases, we strive to maintain high levels of employee engagement and wellbeing, and foster a supportive and welcoming work culture. As our workforce’s needs evolve, we pay close attention to attracting, developing, and retaining talent, to ensure our people reach their full potential and live their best working lives. As part of this approach, we seek to foster an inclusive work environment where people from all backgrounds are treated fairly and equally, and are able to bring their authentic selves to work. Business partners Aegon strives to maintain positive, well-managed relationships with its suppliers and other value chain partners, including distributors, joint venture partners, reinsurers, and sourcing partners. This includes, on the one hand, our focus on ensuring fair pay and working conditions for professionals at the various stages of out value chain. It also includes cultivating positive long-term business relationships that reflect our purpose and behaviors, including our efforts as a company to address sustainability. Aegon’s Vendor Code of Conduct is an important tool that enables Aegon to drive alignment with our partners on these issues Investors Supported by a resilient and sustainable business model. Aegon seeks to provide a consistent and attractive return on investment to its global investors, who include both shareholders and bondholders. Our approach includes paying regular dividends and conducting other forms of appropriate capital distributions to our equity investors, who may also derive value from the performance of our shares, while our bondholders derive value from regular interest payments. Society Aegon’s products and services help to reduce dependency on public pension systems and increase the financial stability of society. At the same time, our relationship with our communities and society at large is an important conduit for addressing key societal and environmental issues, including climate change and social inclusion. We also aim to make a positive contribution to the markets and communities in which we operate by maintaining good business conduct through our businesses, as well as through our tax payments, charitable donations, and volunteer work Annual Report on Form 20-F 2024 | 27

About Aegon Governance and risk management Financial information Sustainability information

Creating sustainable value

for our stakeholders

Aegon seeks to generate value for a wide range of stakeholders, including its customers, employees, business partners, investors, and society.

In line with our purpose, we see our business as being inherently beneficial to society. We believe the value we generate as a company is shared through our diverse businesses and global workforce. However, we also recognize that certain decisions and actions can erode value by having a negative effect on our stakeholders or on the environment. Actively identifying and managing potential negative impacts is, therefore, an integral part of our decision-making, alongside realizing opportunities and positive impacts.

Customers

Key performance indicators (KPIs) for this stakeholder group:

KPIs	Target for 2024	Performance in 2024

Significant fines to address cases of mis-selling (EUR)*	0 EUR	0 EUR

Proportion of employees who completed specific training on data privacy	95%	98%

Proportion of employees who completed the annual Information Security training (%)	95%	98%

*	Includes any fines for mis-selling in excess of EUR 100,000, excluding settlements.

Providing positive experiences for customers is essential to achieving our purpose. As people live longer and their lifestyles change, we aim to provide products and services that help them to adapt to changing circumstances and secure a strong financial foundation for the future. Across our global businesses, we are implementing a series of targeted actions to support our core customer groups – individual customers, employers, and advisors and distribution partners – and closely monitor their satisfaction levels. Improving financial inclusion, including by extending our reach and promoting financial education and awareness, is also important. With innovations such as Pension Geeks, Aegon UK’s retirement education initiative, we are exploring ways to enable people to best prepare for retirement.

Our products are subject to rigorous review and approval processes that are designed to keep our marketing fair and balanced and that, where applicable, the product recommendation is in the customers’ best interests and, where relevant, meets suitability requirements. Aegon also seeks to protect the wellbeing of its customers in other ways, including through robust measures to protect customer data and to minimize potential negative impacts on our customers related to data security and privacy.

In 2024, Aegon continued its efforts to deliver high-quality solutions and experiences to customers around the world. This included further investment in digital tools and platforms to make products and advice more accessible and intuitive for a growing number of financial services consumers and intermediaries. Below, we describe the approaches taken by our business in the United States, Transamerica, and our business in the United Kingdom, Aegon UK, during the year.

Transamerica

Tracking customer satisfaction

Transamerica has used Net Promoter Scores (NPS)1 for many years to measure customer satisfaction in its life and retirement businesses. In 2024, this approach was expanded to provide metrics for end-customers (policyholders and plan participants), as well as distribution agents and advisors. NPS for life customers is measured through an annual third-party study conducted by LIMRA2, the largest research association supporting the insurance industry in the United States. NPS for retirement is calculated internally, and NPS for advisors is measured on a rolling basis throughout the year. The expanded view of NPS is representative of Transamerica’s growing commitment to measure and act on customer-centricity with its key audiences.

Net Promoter Scores: United States	2024

NPS for life customers	36

NPS for retirement	72

NPS for advisors	55

[1]	For more details on how NPS are calculated, refer to the Metrics section of Business Conduct - Responsible marketing practices.
[2]	https://www.limra.com/en/about/

 28 |  Annual Report on Form 20-F 2024

Creating sustainable value

Optimizing Transamerica’s structure

In 2024, Transamerica took steps to improve its organizational structure by placing five business lines – Insurance, Annuities, Retirement, Life and Health (Employee Benefits), and Investment Solutions – under common leadership. The goal was to create greater alignment among the businesses, thereby ensuring the highest level of service to all of Transamerica’s customers. Transamerica kept key functional areas separate by line of business where it made sense to do so, in an effort to maximize subject matter expertise. These efforts were strengthened by the creation in 2024 of Transamerica’s Customer Experience Center of Excellence, which focuses on improving customers’ experiences and uses data and customer feedback to develop solutions, communications, and digital capabilities that address customer needs, while also helping to share best practices across the organization.

Transamerica also brought several key functions back to the organization while implementing new contracts and controls with new vendor partners to which functions were outsourced. The new “hybrid” model replaces the previous fully outsourced model. By making this adjustment, Transamerica aims to gain greater control over the products and services that potentially have the greatest reputational impact on the organization.

Enhancing customer experiences

Like other Aegon businesses around the world, Transamerica is investing in digital tools and processes to improve customer interaction with its products and services. In 2024, Transamerica launched My Life Access, a new portal for life insurance products that allows customers to better understand their policies online without having to contact a call center. For retirement products, Transamerica enhanced its rollover and individual retirement account (IRA) experience and created an improved product selection experience to help participants understand their options regarding the IRA product.

Late in the year, Transamerica released a streamlined Guided Defined Contribution plan enrollment experience to reduce the number of decisions required to enroll in the plan and to simplify the overall process for the participant. 2024 also saw the launch of a redesigned Managed Advice dashboard, which provides a consolidated view of advice to help participants improve their retirement outcomes, and better emphasizes the value of Transamerica’s guidance and advice solutions to help participants better understand how Transamerica supports their retirement goals.

Performance enhancements were also made to the Transamerica Retirement App for retirement plan participants, aimed at stabilizing the user experience and addressing customer feedback.

Transamerica launches Agent

Home Portal for WFG agents

WFG, Transamerica’s affiliated insurance distribution network of over 86,000 independent agents, is an important medium for delivering products and services to customers throughout North America. This includes groups that have traditionally been underserved by financial services, and WFG’s growing agent network is central to Transamerica’s efforts to expand its reach to middle-market customers. To that end, WFG is actively increasing the number of agents dedicated to serving the middle market, with plans to have 110,000 agents in place by the end of 2027.

In 2024, the Transamerica-WFG relationship was strengthened with the release of the Agent Home Portal, a one-stop shop for WFG agents that allows them to manage their Transamerica life insurance business, run illustrations, submit applications, and perform other tasks from the convenience of a single platform. Transamerica also launched a digital underwriting process that streamlines the application process for life insurance solutions, and introduced redesigned life insurance agent websites where customers can access relevant marketing materials.

Together with developing its digital capabilities, Transamerica remains committed to engaging with customers in the way that works best for them. The goal is to proactively inform customers of new products and capabilities, with a focus on clear, transparent messaging that ensures awareness and understanding. To this end, in 2024 Transamerica introduced a new engagement approach for its Retirement business. The Retirement Engagement Strategy is designed to engage the right person at the right time using a combination of consumer touchpoints, including email, text messages, website promotion, and call center talking points. In 2025, Transamerica launched its redesigned Transamerica.com website, with new content to better position products across all business lines, and help consumers understand how to do business with Transamerica.

Driving inclusion – focus on middle-market customers

Building on the commitment made at Aegon’s 2023 CMD, Transamerica continued its efforts to expand its reach to diverse customer groups, with a focus on middle-market customers. The middle market is a large and highly diverse demographic market in the United States, with significant (and often unmet) protection and savings needs.

Annual Report on Form 20-F 2024 | 29

About Aegon Governance and risk management Financial information Sustainability information

A key development in 2024 was the launch of the Final Expense Express solution. This solution takes customers from quote to policy delivery in as little as ten minutes, providing easy access to affordable protection and allowing Transamerica to reach more everyday Americans. In the retirement business, a new pooled plan offering was launched through Transamerica’s distribution agreements with Edward Jones and Willis Towers Watson. Another important strategy to improve financial inclusion for middle-market customers is to leverage the distribution network of Transamerica’s affiliated insurance agency, WFG: see “Transamerica launches Agent Home Portal for WFG agents” on the previous page.

More broadly, Transamerica is focused on ensuring that its products and services reflect the diverse needs of its participants. This includes accommodating individuals with special needs by continually evaluating the business’s website and call center technology, providing capable customer service representatives, and offering customized solutions for customers with visual and hearing impairments. In 2024, Transamerica also created additional translated information and marketing materials to reach customers who prefer to do business and consume content in languages other than English.

Aegon UK

Tracking customer satisfaction

Aegon UK also measures customer satisfaction using NPS. Scores are obtained by surveying individual customers, advisors, and employers about their experiences with Aegon UK. Customer surveys are conducted throughout the year, whereas advisors are surveyed on a quarterly basis and employers every six months.

Net Promoter Scores: United Kingdom	2024

NPS for individual customers	28

NPS for advisors	(8)

NPS for employers	26

Enhancing customer experiences

Aegon UK’s initiatives to enhance customer experience took place against a backdrop of regulatory change, namely the Financial Conduct Authority’s (FCA) introduction in 2023 of the Customer Duty, a framework that aims to ensure high standards of protection for consumers of financial services.

In 2024, Aegon UK launched the Aegon Digital Experience (ADX), a new set of online journeys that provide a smoother experience for advisors, their customers, and employers. ADX also provides improved security for customers and more sophisticated data analytics that will enable Aegon UK to further enhance customer experiences in the future.

Aegon UK: Mylo among new

solutions to begin roll out in 2025

In 2025, Aegon UK plans to begin rolling out a number of innovations to further improve customer experiences across its different business lines and customer groups. A key development will be the launch of Mylo, a new app that will provide customers with a simple way to consolidate their pension schemes. The app allows customers to navigate their Aegon UK products, and focuses on key life moments. This will help customers make informed decisions, providing access to targeted education, guidance, and advice when customers need it most.

Aegon UK has also begun moving two existing legacy platforms onto a single core platform, Aegon Retirement Choices. At the same time, Aegon UK plans to modernize its overall administration activities in order to increase digitalization and provide additional self-service options. These changes will lead to less complexity, lower running costs, and improved quality of service.

ADX has already created positive momentum with advisor NPS, and Aegon UK is working to further improve the advisor experience. Meanwhile, Aegon UK made several other enhancements to improve customer service across its businesses. These included the introduction of a new workflow system for its TargetPlan pensions offering, as well as several other improvements to make it easier for customers to engage with Aegon UK’s products and services.

Aegon UK completed the acquisition of the advice business of Nationwide Building Society, which was renamed Aegon Financial Planning. This is part of the deeper integration of Origen Financial Services, Aegon’s wholly owned financial advice business, to enable Aegon UK to provide a wider range of advice services to existing customers in the future.

Aegon UK’s investment in technology, including enhanced digital platforms and customer touch points, goes hand in hand with the business’s commitment to ensuring responsible marketing practices. New solutions such as ADX and, from 2025, Mylo (see “Mylo among new solutions to begin roll out in 2025” above) will provide greater flexibility in Aegon’s communications with customers and ensure a single source of reliable data, supporting accurate and transparent communications with individuals and other customer groups. To further support these efforts to ensure accuracy and transparency, Aegon UK’s marketing communications are robustly controlled with appropriate oversight from the risk and audit functions.

 30 |  Annual Report on Form 20-F 2024

Creating sustainable value

Driving inclusion

In 2024, Aegon UK continued to take steps to meet the needs of its increasingly diverse customer base, including developing products and solutions to support people from different backgrounds and at different stages of their lives. Continuing the trend of recent years, there was a strong focus on promoting awareness and education about financial services products. Educational videos were added to the Aegon UK app, while new consumer-facing content and TV shows helped enhance Pension Geeks, Aegon UK’s retirement education initiative aimed at raising awareness about how best to prepare for retirement.

Particular attention has been paid to customers who are automatically enrolled in Aegon’s workplace pension schemes under the United Kingdom’s workplace auto-enrolment rules. As these individuals often have low levels of financial literacy and engagement, Aegon UK is focusing on supporting customers through enhanced digital services and access to financial education, guidance, and advice. Aegon UK has also enhanced its Member Insights platform, which enables employers to effectively manage their workplace pension schemes by expanding the range of data sources and coverage available.

Support for vulnerable customers also remains a high priority for Aegon UK, which in 2024 continued to invest in processes that enable it to more easily identify vulnerable customers and then take appropriate action to support them in challenging times.

Meanwhile, work continued on “The Second 50”, a research project exploring the impact of longevity and changing lifestyles on people as they transition into later life. This has seen a number of thought leadership papers produced, and the insight is now guiding the development of new solutions to support Aegon’s customers into and through retirement.

Data security and data privacy

Data security and data privacy have potential ramifications for Aegon’s stakeholders, including our customers. Incidents such as cyberattacks and data breaches, for example, can have far-reaching negative consequences for individuals and other customer groups. At Aegon, we pay close attention to data security and data privacy at both a company and business unit level.

Data security

Aegon’s security policy and governance aims to prevent cyber threats and minimize the impact of any potential disruption for our stakeholders. Our approach includes standardized procedures to remediate data breaches and minimize the influence of future privacy-related incidents.

Aegon’s Global Information Security Policy aims to preserve the confidentiality, integrity, and availability of information. The policy applies to businesses where Aegon has operational control, covering employees and contractors, while similar standards apply to Aegon’s joint ventures. The policy is supported by mandatory training on data security.

Aegon uses a set of information security metrics to measure the outcomes of its information security initiatives and the effectiveness of existing security controls.

Data privacy

Aegon has dedicated policies and procedures to support privacy compliance at both a company and business unit level. Our policies are updated at predefined intervals and are supported by a strong privacy control framework that is designed to support the ongoing measurement of privacy maturity. Regular audits are conducted to assess compliance with relevant laws, regulations, and policies, as well as the Aegon Privacy Control Framework and its governance.

See the Data privacy section for more details of Aegon’s approach to data security and privacy.

Annual Report on Form 20-F 2024 | 31

About Aegon Governance and risk management Financial information Sustainability information

Employees

Key performance indicators (KPIs) for this stakeholder group:

KPIs	Target for 2024	Performance in 2024

Proportion of women in senior management (%)	40%	39%

Result of the most recent employee engagement score (%)	78%	79%

At Aegon, we believe that a skilled, motivated, and focused workforce is essential to achieving our purpose, and delivering on our strategy and sustainability ambitions. We work hard to nurture the personal and professional growth of our employees around the world. At a company level and across our businesses, we take steps to promote employee engagement and good working conditions, and to follow best practices in attracting, developing, and retaining talent. As a global employer that plays an integral role in the financial services value chain, we are also committed to building an inclusive workplace that reflects the continued evolution of our global workforce, and effectively represents our customers, partners, and society.

Investing in talent attraction, development, and retention

In 2024, we continued to prioritize attracting and retaining talented people with the skills needed to deliver on our purpose and strategy. This included, for example, providing employees from all regions, disciplines, and backgrounds with opportunities for personal development and growth. Our learning and development strategy also aligns with our sustainability approach.

During the year, we also expanded our Global Talent Marketplace (TMP) tool, a platform that enables employees to take charge of their careers by developing their skills and competencies. By the end of 2024, this tool was available to employees in all business units around the world. We also made updates to our global learning resource platform, We Learn.

These included improving cross-functionality between We Learn and TMP, and introducing a career pathing tool for employees. Another new feature is an interactive learning environment that enables colleagues to develop their skills through “gigs” and learning modules.

Meanwhile, we continued to provide our leaders with a range of opportunities to develop their skills and make a positive contribution to our business. In 2024, we further developed our Best Life Leadership Program (BLLP), which aims to inspire and support leaders in steering the organization to uphold Aegon’s purpose and behaviors. We embedded inclusive leadership behaviors in the program to promote and leverage diversity of thought and create a more welcoming workplace. This included sessions to raise awareness of generational differences.

Supporting employee wellbeing and improving our working environment

Our ambition to create an attractive working environment and culture is supported by our strategic choices of office locations and wider working arrangements. We aim to ensure an inclusive, accessible, and supportive environment for all employees. As we strive to create collaborative work environments and an attractive employee experience, we continue to invest in updating and, in some cases, relocating offices.

In 2024, employees at Aegon’s global headquarters in The Hague and the Dutch part of Aegon Asset Management began preparations to move to Aegon’s new office at World Trade Center (WTC) Schiphol Airport. This facility has excellent transport connections to Amsterdam and other Dutch cities, offers all the key amenities needed for an international headquarters, and has been designed to provide a collaborative, accessible, and inclusive environment.

In the United States, Transamerica announced plans to open a national collaboration hub in downtown Philadelphia in 2025. The new location will be a useful, accessible resource for the more than 150 employees living in the Philadelphia area. Moreover, its strong transportation links to Aegon’s legal domicile in Bermuda and future headquarters at Schiphol Airport will help to strengthen collaboration between the Transamerica teams and other Aegon colleagues around the world.

 32 |  Annual Report on Form 20-F 2024

Creating sustainable value

Supporting dialogue with employees

Aegon maintains various platforms and channels to listen to our employees and support engagement and communication. These include our regular Global Employee Survey (GES), which provides colleagues across our businesses with an opportunity to share their views and concerns. In 2024, we conducted two Global Employee Surveys: a “pulse” survey in Q2 and a full survey in Q4. The participation rate for the most recent survey was 81%.

During the year, we took further steps to drive engagement across the business through several global and local initiatives. For example, we continued to expand our global network of Employee Resource Groups (ERGs), with a new group established for Aegon colleagues in Spain. Our ERGs are employee-driven and company-sponsored; they focus on what matters the most to colleagues and enable people with specific backgrounds or interests to ensure that Aegon remains an employer of choice.

Meanwhile, we continued to make sure that our employees are adequately represented in our governance structure and that their needs and expectations are considered in our strategy and day-to-day decision-making. For example, Aegon colleagues in the United Kingdom can seek representation through the Unite and Aegis unions.

Since 2020, Aegon has run a dedicated Speak Up program to protect whistleblowers and to encourage, guide, and support colleagues in reporting suspected or observed misconduct. We provide mandatory training on Speak Up for all employees, with sessions tailored to specific roles (for example, training for leaders and managers includes sections on being receptive to people coming forward with issues or concerns).

Building an inclusive work environment

At Aegon, we are working to develop an inclusive culture that covers various aspects of the employee experience, starting with talent attraction. Our approach includes encouraging equal treatment and offering career opportunities to all Aegon employees around the world.

Aegon’s I&D approach

Our company-wide Inclusion and Diversity (I&D) approach, overseen by our Global Head of Leadership, Talent, and Inclusion, aims to provide a coherent and consistent approach to I&D in our workplace, and in the marketplaces and communities we serve. The approach has been adopted by each of Aegon’s business units, ensuring that relevant policies and actions are embedded across the entire organization as applicable. This global adoption enables our leaders, colleagues, and other stakeholders to actively contribute to building a more inclusive organization, wherever they are located.

Aegon’s I&D approach comprises two fundamental elements:

1. Authentic action – the recognition that, as an organization, we are on a journey to improve. We aim to turn good intentions into actions to create a positive difference for our people and communities.

2. Starting at the top – the members of Aegon’s senior leadership are expected to act as role models for I&D, including by sharing their own inclusion stories and championing a specific area of diversity excellence among employees.

Supporting inclusion

The following elements form the foundation of our I&D approach:

Workforce: We seek to build a professional culture that engages and welcomes people from all backgrounds and that promotes conscious inclusion.

Employee Resource Groups: Aegon’s ERGs provide employees with a space to address matters of interest and strengthen employee engagement around topics of company culture and direction. Our ERGs include Culture, Race and Ethnicity, (Dis)ability, Generations, Proud, Wellbeing, and the Women’s Impact Network. These ERGs are open to all employees, regardless of how they identify.

Workplace: We aim to create inclusive workspaces, with conditions that support employees from all backgrounds in performing at their best.

Aegon undertakes the following activities to support inclusion in the workplace:

•	Embedding inclusive leadership behaviors in our flagship leadership programs to create a more inclusive workplace.
•	Enhancing our Speak Up culture to allow safe escalation of issues and concerns. This includes covering I&D-related topics to raise awareness of specific conduct and potential harassment issues.
•	Implementing the TMP to offer transparent and inclusive access to on-the-job development opportunities and skills-based mentoring.
•	Aegon’s ERGs, as outlined previously.
•	Aegon’s international I&D survey, carried out in 2023, includes questions about the respondents’ demographic profiles and their experiences in the company. The GES also includes an I&D section.

Annual Report on Form 20-F 2024 | 33

About Aegon Governance and risk management Financial information Sustainability information

I&D reporting

In terms of its leadership, Aegon has made progress in increasing the number of women in senior management positions globally. Between 2020 and 2023, the percentage of women in senior management increased by 2 percentage points each year, rising from 32% to 38%. In 2024, this percentage increased by 1%, reaching 39% overall by the end of 2024.

Regarding remuneration, in 2024, Aegon began disclosing its global gender pay gap, which compares the average total compensation of men to the average compensation of women. For 2024, our global gender pay gap was calculated as 30.4%. When we adjust for elements such as seniority of the position, country, type of position (function, people manager), and tenure, the global pay gap is 11.2%.

Collaborating with peers and external experts: We aim to adhere to leading standards and benchmarks in our markets concerning best practices for I&D. For example, Aegon is a member of Workplace Pride, a non-governmental organization (NGO) dedicated to improving the lives and working conditions of LGBTQIA+ people in the workplace. Our dedication to building an inclusive workplace continues to be recognized externally: in 2024, Aegon was awarded Ambassador status for the sixth consecutive year, and we participated in the Workplace Pride Global benchmark, which measures LGBTQIA+ policies and practices.

Marketplace: We seek to strengthen our I&D approach in close dialogue with our customers and communities, creating positive change through surveys, feedback, and benchmarking.

Listening to our customers: We gather feedback from our customers and take relevant action, including the development of new, inclusive products.

Community investments: As per Aegon’s Global Community Investment Framework, we seek to drive inclusion in our communities by taking steps to empower people financially and socially (see “Society” in this chapter).

LGBTQIA+ colleagues share experiences during Coming

Out Day

As part of Diversity Month in October 2024, Aegon employees from around the world participated in a virtual panel discussion in honor of Coming Out Day. Celebrated on October 11 in countries around the world, Coming Out Day supports lesbian, gay, bisexual, and transgender people, among other LGBTQIA+ groups, in “coming out of the closet”.

Aegon’s panel event was an opportunity for members of the Proud ERG communities of Transamerica, Aegon UK, and Aegon Asset Management, as well as Aegon Proud NL, to share valuable insights into the journey experienced by many people in the LGBTQIA+ community. Throughout the event, Aegon colleagues were able to ask questions to panel members or actively participate via the webinar chat.

 34 |  Annual Report on Form 20-F 2024

Creating sustainable value

Partners and suppliers

The goods and services that Aegon consumes as part of its business activities, and its relationships with partners and suppliers, are important factors in how Aegon delivers value to its stakeholders. To ensure good business conduct across our supply base, we set high standards and communicate them via a global Vendor Code of Conduct. We ensure compliance with these standards by monitoring our partners and suppliers and working with them to make progress on key sustainability issues.

Addressing climate impacts in our supply chain

In 2024, we continued to mature our climate-related supply chain strategy by adding disclosures of supplier greenhouse gas (GHG) emissions to our overall emissions data reporting. For example, Aegon completed its first global calculation of scope 3 emissions (indirect emissions related to purchased goods and services). As such, Aegon’s 2024 carbon emissions footprint of 158,500 tCO2e reflects the baseline against which we will measure our climate impact in future years. This enhancement is coupled with our ongoing focus on other supplier-related sustainability topics across our businesses.

Meanwhile, we continued to monitor the practices of our core supply base at a global level, conducting assessments of the extent to which suppliers use tools to help them understand and ultimately reduce their climate impact.

Working with partners and suppliers at a local level

As part of our global supply chain management objectives, Aegon’s business units pay close attention to the practices of local and regional suppliers, with a focus on addressing sustainability issues.

For example, Aegon UK uses questionnaires to monitor suppliers’ commitment to sustainability. Of the 40 partners who responded to the questionnaire, 75% were found to have a net-zero plan in place. Aegon’s UK business also maintains GHG emissions inventories for its key suppliers. Aegon UK uses this information to rank its suppliers, with the aim of engaging with lower-scoring suppliers on their net-zero plans and inclusion strategies.

In addition, in the Americas, Transamerica spent more than USD 11 million in 2024 with certified diverse suppliers, including minority and women-owned businesses.

Meanwhile, Transamerica continued to take steps to expand and broaden its distribution network to serve more diverse customer groups. This effort is channeled primarily through WFG, Transamerica’s affiliated insurance agency. WFG has been bridging the gap between low-income households and financial inclusion for more than 20 years by providing access to affordable product choices, financial education, and support in developing financial strategies.

Many of WFG’s agents come from diverse communities and can meet the needs of customer groups, such as minorities, that have traditionally been underserved by financial services companies. A survey in 2023 found that WFG’s network of licensed independent agents included more than 75 spoken languages; that more than 50% of the agent population identified as female; and that 65% identified as members of traditionally underrepresented racial/ethnic groups. This enables WFG to promote financial literacy in underserved communities, while providing unique opportunities for individuals across North America. This helps people from all backgrounds to strengthen their financial understanding and learn ways to create a better future for themselves and their families. By supporting customers from all social and economic backgrounds, WFG contributes directly to Aegon’s purpose of Helping people live their best lives.

Annual Report on Form 20-F 2024 | 35

About Aegon Governance and risk management Financial information Sustainability information

Investors

In 2024, Aegon continued to make solid progress in delivering on its strategy. With a sharp strategic focus, a robust risk profile, and a strong balance sheet, we have maintained stable capital ratios and delivered on our financial commitments.

At our CMD in June 2023, we shared the actions we are taking as part of our next chapter, which will lead to attractive and growing returns for our shareholders. Aegon aims to increase Transamerica’s value by capturing the opportunities in the US middle market. The strategy aims to increase both the level and the quality of capital generation from growth in Strategic Assets and the accelerated reduction of our exposure to Financial Assets.

In June 2024, we provided an update on the strategy of our UK business with plans to accelerate the transformation of Aegon UK into a leading savings and retirement platform. This transformation will take place over the 2024-2027 period and will be self-funded from Aegon UK’s capital generation and own funds. During the transformation, Aegon UK aims to grow remittances by GBP 5 million per year, starting from GBP 100 million in 2024 with the potential for higher remittance growth after the investment period.

At the same time, we continue to strengthen our asset management business and our high-net-worth insurance business in Asia and invest in the growth of our various international joint ventures.

Solid financial performance

Building on the progress of its transformation program, in 2023, Aegon published financial targets for 2025 and provided guidance for the expected financial performance in 2024 at the beginning of the year. Aegon has more than achieved the expected financial guidance.

Standing at EUR 759 million, free cash flow was above the expectation to deliver more than EUR 700 million in 2024. We aim to increase the free cash flow to around EUR 800 million by 2025. Free cash flow is supported by improving the quantity and the quality of operating capital generation.

Following continued business growth, favorable markets, and net positive one-time items occurring during the year, operating capital generation of EUR 1.2 billion, before holding and funding expenses, was above the initial guidance of around EUR 1.1 billion for 2024.

For 2025, Aegon aims to achieve approximately EUR 1.2 billion in operating capital generation, a target that is expected to be primarily supported by the growth of Aegon’s Strategic Assets in the Americas. This will, in turn, support our dividend target of around 40 eurocents per common share in 2025, barring unforeseen circumstances. This target reflects the expected benefits of the transformation of our business and the execution of our strategies in the Americas and the United Kingdom.

In 2024, Aegon increased its interim dividend by 2 eurocents to 16 eurocents per common share and proposed to the Annual General Meeting (AGM) that the final dividend be increased by 3 eurocents to 19 eurocents per common share. Following the transaction with a.s.r. in 2023, Aegon initiated a EUR 1.5 billion share buyback program that was extended in April 2024 by an amount of EUR 35 million in relation to obligations resulting from share-based compensation plans. The program was completed on June 28, 2024. Subsequently, the company returned surplus cash capital to its shareholders through a EUR 200 million share buyback executed in the second half of 2024. In total, Aegon delivered EUR 1.4 billion in the form of dividends and share buybacks to shareholders across 2024.

Aegon’s gross financial leverage position remained at EUR 5.2 billion throughout 2024. Bondholders received EUR 246 million of value in the form of interest payments.

Value derived from share performance

Aegon’s share price increased by 9% in 2024, and so underperformed the broader European insurance industry (the STOXX Europe 600 Insurance Index ended the year up by 18%). Our total shareholder return for the year amounted to a gain of 15%. This measure takes into account both dividend payments and share-price performance.

 36 |  Annual Report on Form 20-F 2024

Creating sustainable value

Safeguarding long-term value

As we continue our transformation journey, we are committed to maintaining sufficient capital in our businesses and at the Holding. This approach allows Aegon’s management to focus on increasing the return on capital, and distributing capital to shareholders. As part of our capital management approach, we are focusing on managing the capital positions of our businesses according to their respective operating levels over time.

Capital deployment decisions are driven by Cash Capital at Holding, taking into account our gross financial leverage position and planned management actions to further improve the company’s risk profile. Cash Capital at Holding is supported by free cash flow, which is defined as the amount of cash available from remittances from country units after subtracting the holding funding and operating expenses, with the latter resulting from, for example, paying interest to bondholders.

The operating range for Cash Capital at Holding is EUR 0.5 billion to EUR 1.5 billion. In line with our capital management approach, we have the ambition to reduce Cash Capital at Holding to around the midpoint of the operating range by the end of 2026. As previously indicated, we are comfortable with the current financial leverage position. We aim to pay dividends to shareholders in line with the growth of sustainable free cash flow, barring unforeseen circumstances.

Society

Key performance indicators (KPIs) for this stakeholder group:

KPIs	Target for 2025	Performance in 2024

Weighted average carbon intensity for corporate fixed income and listed equity in our general account (metrics ton CO2e / EURm revenue)	25% reduction against 2019 baseline	52% reduction against 2019 baseline

Amount of investments in activities to help mitigate climate change or adapt to the associated impacts by 2025 (USD billion)	USD 2.5 billion investments	USD 2.7 billion invested

Number of engagements with the largest corporate carbon emitters in our investment portfolio by 2025	Engagement with at least the top 20 corporate carbon emitters	20 investees were engaged and will continue to be engaged

Carbon intensity of our directly held real estate investments (scope 1 and 2) kgCO2e/M2)	25% reduction against 2019 baseline	51% reduction against 2019 baseline

Absolute operational carbon emissions (scope 1 and 2) (metric tons CO2e)	25% reduction against 2019 baseline	75% reduction against 2019 baseline

Proportion of new employees who completed the Code of Conduct attestation	95%	98%

*	For more details on definitions refer to material topic sections Climate Change and Business Conduct.

Aegon and its businesses strive to be a force for good and to have a positive impact on society. This includes supporting the climate transition. As an international financial services group with a dedicated responsible investment strategy, Aegon is well positioned to help society move toward a climate-resilient economy and a net-zero world.

At the same time, we look for opportunities to drive positive change at a local or regional level, enhancing inclusion in our communities. We partner with organizations to empower people both financially and socially. We also maintain good business practices, including a focus on anti-corruption and anti-bribery, and paying fair taxes in the markets in which we operate.

Annual Report on Form 20-F 2024 | 37

About Aegon Governance and risk management Financial information Sustainability information

Our responsible investment approach

At Aegon, we have an opportunity to support a more sustainable society by financing the energy transition and supporting climate resilience, both through our own investments and our responsible investment framework. We also have a responsibility to manage our investments in a way that addresses climate-related risks to our portfolio.

As an asset owner

Aegon’s investment approach is shaped by a company-wide Responsible Investment Policy. The policy is guided by the Principles for Responsible Investment (PRI), a United Nations-supported framework introduced by international financial institutions to incorporate ESG factors into investment practices across asset classes. In 2024, we updated the policy as part of Aegon’s annual review process. The revised policy will see Aegon take steps to broaden its engagements with investee companies in its general account. In addition to our engagement program with the largest corporate carbon emitters in our portfolio, from 2025, we will also begin engagements with investee companies that are in breach of the UN Global Compact Principles.

In 2024, Aegon also completed its first public PRI assessment, which provides an overview of our company-wide responsible investment strategy, activities, and performance.

The Responsible Investment Policy also includes updates to climate-related exclusions, demonstrating alignment with NZAOA position papers on oil and gas and thermal coal, while also introducing an exclusion category concerning palm oil production. In addition, the new policy introduces baseline expectations for asset managers, requiring current and prospective managers to demonstrate how they support Aegon’s responsible investment ambitions and create a structured approach for engaging asset managers.

As an asset manager

Through our global asset manager, Aegon AM, we help our clients support the climate transition by offering a growing suite of products that help them align their investment portfolios with net-zero goals. Our forward-looking approach enables investors to consider the role of high-influence sectors in their portfolios and adjust their decision-making accordingly.

In late 2023, Aegon AM introduced its Global Short Dated High Yield Climate Transition Fund, which is categorized as an Article 8 fund under the European Union’s Sustainable Finance Disclosure Regulation (SFDR). Strengthening our portfolio of climate-transition solutions is a key component of Aegon AM’s climate action plan.

Our climate commitments

Aegon has set targets to drive progress toward its 2050 climate commitments; you can find more information about these in the chapter on Our Sustainability Approach. Furthermore, we are taking steps to reduce the operational footprint of our businesses. As of the end of 2024, we have achieved a 75% reduction in our operational carbon footprint compared to our 2019 baseline, well ahead of our original target of a 25% reduction by 2025. The second phase of Aegon’s near-term emissions reduction plan covers the period from 2025 to 2030 and has a reduction target of 75% compared to our 2019 baseline.

Investing in our communities

Aegon has always strived to use its size and influence for the greater good. As part of our purpose of Helping people live their best lives, we invest around EUR 10 million every year in community projects around the world.

Guided by our Global Community Investment Framework, Aegon’s community investment efforts are focused on enhancing inclusion in communities and regions where we operate. We do this by taking steps to empower people both financially and socially.

 38 |  Annual Report on Form 20-F 2024

Creating sustainable value

For financial empowerment, our partnerships focus on building financial awareness, knowledge, and skills, and giving people the tools to become more financially resilient. To maximize social empowerment, we seek partnerships that increase people’s opportunities and skills, expand their networks, provide access to essential services, and enable them to be more adaptable.

Aegon employees play a central role in realizing our community investment goals, including through volunteering (see “Joining forces for our Global Force for Good initiative” on the right). We also work with local and global partners that support our community investment ambitions and align with our community investment goals.

In 2024, both our cash donations and volunteering activities to contribute to our communities increased compared with the previous year. Aegon supported almost 500 charities and good causes around the world, with a total community investment of EUR 9.8 million, a close to 8% increase compared with 2023. Our cash donations amounted to EUR 8.1 million, while our colleagues recorded 23,123 volunteer hours (equivalent to EUR 1.7 million, based on the total cost of salaries across all of Aegon’s businesses divided by the total number of employees).

Anti-corruption and anti-bribery, including whistleblower protection

Business conduct is a fundamental focus area for Aegon. The subject, which is heavily influenced by legal requirements, includes aspects ranging from business ethics to anti-corruption and anti-bribery, as well as whistle-blower protection. Further information on these topics can be found in the Business conduct section.

Responsible tax

Aegon makes a valuable economic and social contribution to the communities in which it operates through the company’s own tax payments, as well as the collection and payment of third-party taxes. We seek to pay “fair taxes”, namely by paying the right amounts of taxes in the right places. Published online, our Global Tax Policy outlines our approach to responsible tax, which seeks to align the long-term interests of our customers, employees, business partners, investors, and wider society. Aegon adheres to the VNO-NCW Tax Governance Code (as published on https://www.vno-ncw.nl/taxgovernancecode). For further details, refer to Aegon’s Global Tax Report, which is published on Aegon’s website.

Joining forces for our Global

Force for Good initiative

Our community investment activities give our colleagues around the world the opportunity to support our purpose and sustainability ambitions by actively contributing to a more inclusive and resilient society. Across Aegon, these activities culminate each May, when we carry out volunteer work as part of our annual Global Force for Good initiative.

In 2024, in the United States, United Kingdom, and Asia, Aegon and Transamerica colleagues focused on alleviating food insecurity and helping vulnerable people. Activities included supporting local breakfast clubs, packing emergency food parcels, and raising funds through charity challenges. Our colleagues in the Netherlands also made a significant impact through compassionate initiatives. These ranged from organizing a day with LGBTQIA+ refugees to packing over 500 gifts for children in need. In Spain, participation was equally impressive, with more than half of employees volunteering. Activities included preparing and delivering meals for those in need, helping at a foodbank, as well as providing workshops for people on topics such as cybersecurity, the use of mobile devices, and social media. In the United States, Aegon Asset Management teams participated in the Day of Caring® volunteer program and a financial literacy fair at a local high school in Cedar Rapids to help students learn the basics of budgeting and financial wellbeing.

Our employee contributions demonstrate how we can create positive change when we work together, with each act of kindness strengthening our collective force for good.

Annual Report on Form 20-F 2024 | 39

Our performance

40 | Annual Report on Form 20-F 2024

our performance

Our performance

In 2024, financial markets were dominated by increasing equity markets and high interest rates, with periods of volatility throughout the year.

Economic conditions changed gradually in major economies, where inflation retracted slowly from elevated levels toward levels targeted by central banks. At the same time, labor markets maintained relatively low unemployment rates. However, there was uncertainty in interest rates, with central banks hesitant to lower rates until late in the year. In addition, uncertain political situations in several countries had an influence on markets. This included the ongoing Russian aggression against Ukraine and the conflict in the Middle East, as well as elections in several countries leading to changes in the respective political landscape.

Improving markets generally benefited Aegon’s performance during the year. In the Americas, Aegon made progress in delivering on its strategy, despite experiencing some commercial volatility. This was evidenced by strong sales growth in Retirement Plans and by an expansion of the distribution reach of WFG, while new sales in Individual Life decreased by 3% compared with the prior year. While our workplace business in the United Kingdom saw good new business inflows, the performance of the Adviser platform business in the United Kingdom was challenged by the elevated levels of withdrawals from customers and continued consolidation and vertical integration in non-target advisor segments. Investments in growth in the partnerships in Aegon’s International segment continued, even though new business volumes decreased compared with the prior year. The negative impact of pricing regulations in China and high interest rates in Spain & Portugal, as well as unfavorable exchange rate developments in Brazil, resulted in muted growth in these businesses. The asset management businesses saw significant new business inflows in the year from business expansion and improving markets.

Overall, Aegon maintained solid financial results and a strong capital position. The company delivered on the guidance given at the start of the year for operating capital generation and free cash flow. Aegon’s performance during 2024 provides a robust foundation for achieving its 2025 financial targets set out at the CMD in June 2023.

Financial performance

The operating result amounted to EUR 1,485 million in 2024, which was a decrease of 1% compared with 2023. Reduced operating results from the Americas, the United Kingdom and International were partly offset by an improved result in Asset Management. Aegon's net result amounted to EUR 676 million for 2024.

The operating result was partly offset by Other charges in the Americas related to model and assumption changes, higher Expected Credit Loss reserves, and an unfavorable revaluation of real estate and private equity assets, as well as one-time investments in the Americas and the United Kingdom.

The capital ratios of Aegon’s businesses in the United States and United Kingdom remained above their respective operating levels over the year. This underscores the effectiveness of our actions to improve our risk profile and reduce the volatility of our capital position. This includes management actions on the Universal Life portfolio in the United States – where we continued to purchase investor-owned policies – and further approvals for long-term care rate increases in the United States. In the United Kingdom, the Solvency II ratio remained broadly stable while benefits from favorable markets were offset by investments in the transformation of the business as announced at the strategy teach-in in June 2024.

Annual Report on Form 20-F 2024 | 41

About Aegon Governance and risk management Financial information Sustainability information

Free cash flows increased from EUR 715 million in 2023 to EUR 759 million in 2024, which included the dividends from Aegon’s stake in a.s.r. Cash Capital at Holding decreased from EUR 2.4 billion at the end of 2023 to EUR 1.7 billion at the end of 2024 and remained above the operating range of EUR 0.5 billion to EUR 1.5 billion. In the first half of 2024, Aegon completed the EUR 1.535 billion share buyback program, which had been launched following the transaction with a.s.r., and included EUR 35 million in relation to obligations resulting from share-based compensation plans. In addition, Aegon executed a EUR 200 million share buyback program in the second half of the year, in line with its intentions to return surplus cash capital to shareholders. Our gross financial leverage remained stable at EUR 5.2 billion.

As a result of the progress we have made both strategically and financially, we will propose a final dividend for 2024 of 19 euro cents per common share. This brings the full-year dividend to 35 euro cents per common share, compared with 30 euro cents over 2023.

At our 2023 CMD, we set financial targets for the coming years. We aim for approximately EUR 1.2 billion of operating capital generation in 2025, barring unforeseen circumstances. This reflects an expected increase in new business as we aim to profitably grow our business in the United States. Free cash flow, including the dividends that we expect to receive from a.s.r., is expected to increase to approximately EUR 800 million in 2025. Barring unforeseen circumstances, we target a dividend over 2025 of around 40 euro cents per common share.

Further information on our performance in 2024 can be found in the “Results of operations”.

Financial targets for 2025 1

Reduce gross financial leverage	Around EUR 5.0 billion

Increase operating capital generation [2]	Around EUR 1.2 billion

Grow free cash flows	Around EUR 800 million

Increase dividend to shareholders	Around EUR 0.40 per share

[1]	Barring unforseen circumstances, and dividend subject to Board and other relevant approvals.
[2]	Before holding and funding expenses.

 42 |  Annual Report on Form 20-F 2024

Governance and risk management

77 Risk and capital management
78 Risk management
85 Capital and liquidity management

90 Regulation and compliance
91 Regulation and supervision
93 Code of Conduct
94 Controls and procedures

Annual Report on Form 20-F 2024 | 43

Governance and risk management 44 Boards and governance 44 Letter from the Chairman of the Board 47 Corporate governance 52 Sustainability governance 53 Composition of the Board and Executive Committee 61 Report of the Board of Directors 67 Remuneration Report 78 Risk and capital management 79 Risk management 86 Capital and liquidity management 91 Regulation and compliance 92 Regulation and supervision 94 Code of Conduct 95 Controls and procedures Annual Report on Form 20-F 2024 | 43

William Connelly
Chairman of the Board of Directors

44 | Annual Report on Form 20-F 2024

The board of directors remained focused on executing the company’s strategy

Letter from the Chairman of the Board

Letter from the Chairman

of the Board

In 2024, Aegon made further progress with the second chapter of its transformation, and the Board of Directors remained focused on executing the company’s strategy.

I am pleased to see how well Aegon has navigated the major organizational adjustments in recent years, including the divestitures to refocus our business on our core markets, the combination of most of our Dutch businesses with a.s.r. creating a Dutch champion, and our redomiciliation to Bermuda. With these milestones in the rear-view mirror, Aegon has continued the successful execution of its strategy, making progress along the roadmap outlined at the Capital Markets Day in June 2023.

Settling in Bermuda advanced smoothly in 2024. Throughout the year, Aegon representatives fostered a strong relationship with the Bermuda Monetary Authority (BMA), the company’s new group regulator. I would like to thank the BMA for all their support during the last year, and we look forward to working together with them to continue building a successful relationship.

First AGM in Bermuda

On June 12, 2024, Aegon’s Annual General Meeting (AGM) was held in Bermuda for the first time, underscoring the transformation of our corporate structure. 2024’s AGM included the shareholder vote on Aegon’s new remuneration policy. Every four years, Aegon’s shareholders must vote on the company’s remuneration policy. The last time we updated the policy was in 2020, and since then the profile of our company has changed significantly. Moreover, the previous policy was not as strongly aligned with the long-term interests of the company and our stakeholders as we would like. As a Board, we, therefore, put forward a proposal to update the remuneration policy to reflect the company’s new circumstances and, in particular, to strengthen the relationship between long-term performance and compensation. Dona Young, who sits on our Board and who is chairman of the company’s Compensation and Human Resource Committee, and I engaged with various stakeholders to put forward the reasoning behind our proposed policy. This engagement was very constructive, and we highly appreciated these interactions and the feedback we received.

During the AGM, shareholders expressed their support for the new policy, which fully aligns with Aegon’s adjusted profile, operational footprint, and governance. I also believe that the policy will ensure that Aegon remains a competitive destination for talent that can steer the company along its long-term growth trajectory.

Confidence in Aegon’s leadership

This year’s AGM also featured the reappointment of Aegon CEO, Lard Friese, for another four-year term. The Board and I have complete confidence in the quality, dedication, and vision that characterize his leadership. Through Lard’s efforts and those of his talented colleagues, Aegon will continue to create value for its stakeholders and deliver on its purpose of Helping people live their best lives. The Board and I were also pleased to welcome a new colleague: Albert Benchimol, Aegon’s newly elected non-executive director, brings 40 years of international experience in the insurance industry, notably including Bermuda. His arrival, together with the reappointment of Corien Wortmann, Caroline Ramsay, and Thomas Wellauer, puts the Board of Directors at full strength as it navigates the road ahead.

On the broader leadership team, Matt Rider retired from his role as Chief Financial Officer (CFO) and member of the Executive Committee in September 2024. Throughout his seven-year tenure, Matt fulfilled his role with distinction, using his wealth of expertise to build and maintain Aegon’s strong financial profile and improve its financial performance. We will miss his sharp mind and humor, wish him a healthy and happy retirement, and are pleased that Transamerica will continue to benefit from his advice on a non-executive basis. We are looking forward to working with Matt’s successor, Duncan Russell, in his new role.

Annual Report on Form 20-F 2024 | 45

About Aegon Governance and risk management Financial information Sustainability information

Facing future challenges and opportunities

Throughout 2024, Aegon’s leadership and employees continued to create long-term value for all stakeholders. As in previous years, this included coordinated efforts to reduce potential negative impacts on society at large, and the Board and I were pleased to see that Aegon’s approach to sustainability continued to mature during the year as evidenced by our new 2030 interim targets. Meanwhile, there was strong, Group-wide cooperation to align the relevant parts of our disclosures with the European Union’s Corporate Sustainability Reporting Directive (CSRD).

The Board welcomes these and other efforts to equip Aegon for future demands and to unlock the company’s full potential. Moreover, the Board and I are satisfied that we have fulfilled our responsibilities to Aegon and its stakeholders throughout this year of consolidation and growing momentum.

As we reflect on Aegon’s progress in 2024, we would like to thank all Aegon employees for their hard work, enthusiasm, and cooperative mindset; these have all been vital in helping the company realize its purpose and meet its strategic goals. Likewise, our thanks go to Aegon’s investors, whose confidence in Aegon’s journey has been an essential component of its success – and will be for years to come.

The Hague, the Netherlands, March 26, 2025

William L. Connelly
Chairman Board of Directors, Aegon

 46 | Annual Report on Form 20-F 2024

Corporate governance

Corporate governance

and Corporate Governance Statement

Aegon is a Bermuda exempted company with liability limited by shares, having its registered office in Hamilton, Bermuda. Aegon has its principal place of business and headquarters in The Hague, the Netherlands. Aegon is registered with the Bermuda Registrar of Companies under number 202302830 and the Dutch trade register under number 27076669. Aegon, as a Bermuda company, is subject to Bermuda law, and its governance is predominantly determined by Bermuda law, its bye-laws, its memorandum of continuance, and its board regulations. On December 31, 2024, Aegon qualified as a non-resident company under the Dutch Non-Resident Company Act, due to which certain Dutch legal requirements, mainly relating to the preparation of the annual accounts in accordance with Title 9 of Book 2 of the Dutch Civil Code, apply.

As Aegon is a company established in Bermuda, the Dutch Corporate Governance Code does not apply to Aegon.

The shareholders

Listing and shareholder base

Aegon’s common shares are listed on Euronext Amsterdam and the New York Stock Exchange. Aegon has institutional and retail shareholders around the world. More than two-thirds of shareholders are located in the United States, the Netherlands, and the United Kingdom. Aegon’s largest shareholder is Vereniging Aegon, a Dutch association with a special purpose to protect the broader interests of the company (Aegon) and its stakeholders.

General Meeting of Shareholders

A General Meeting of Shareholders (the “General Meeting”) is held annually and, if deemed necessary, the Board of Directors (the “Board”) of the company may convene a special General Meeting. The main function of the General Meeting is to decide on:

•	(Re)appointments to the Board;
•	Appointment of the auditor;
•	Amendments of the bye-laws;
•	Adoption of the remuneration policy;
•	Approval of resolutions of the Board entailing a significant change in the identity or character of the company or its business;
•	Approval of final dividend payment; and
•	Authorizing the Board to (i) limit or exclude pre-emptive rights, (ii) repurchase shares, and (iii) issue Aegon shares exceeding 10% of Aegon’s issued share capital unless the Board determines that the issuance of shares is necessary or conducive for purposes of safeguarding, conserving, or strengthening the capital position of Aegon.

At the Annual General Meeting, the Board shall present shareholders with the annual accounts to be discussed during the meeting. The Board shall also annually present shareholders with a remuneration report that shall be put to an advisory vote, which shall not be binding on the Board or the company.

Convocation

A General Meeting must be convened at least 30 days (excluding the day on which the notice is given or served, or deemed to be given or served) prior to the day of the General Meeting and shall be called by way of a press release and publication on the website. The notice shall specify the place, day and time of the meeting, the record date, means of electronic communication and the agenda of the meeting.

The Board will convene General Meetings. Shareholders representing at least 10% of the paid-up share capital may request a General Meeting. Shareholders representing at least 1% of the issued capital or 100 or more shareholders jointly may request one or more items to be added to the agenda of a General Meeting. The company must receive such a request at least six weeks before the General Meeting. Matters that are not reserved for, or do not require a resolution of the General Meeting pursuant to the bye-laws or Bermuda law, may only be included as a non-voting discussion item that shall be non-binding to the company and the Board unless otherwise and at its sole discretion determined by the Board.

Record date

The record date is used to determine shareholders’ entitlements with regard to their participation and voting rights in a General Meeting. The record date may be determined by the Board and may not be more than 60 days before or later than 20 business days before the date fixed for the General Meeting.

Attendance

Every shareholder is entitled to attend the General Meeting and vote either in person or by proxy granted in writing. This includes proxies submitted electronically. All shareholders wishing to take part must provide proof of identity and shareholding, and must notify the company ahead of time of their intention to attend the meeting. Aegon also solicits proxies from New York registry shareholders in line with common practice in the United States.

Annual Report on Form 20-F 2024 | 47

About Aegon Governance and risk management Financial information Sustainability information

Voting at the General Meeting

At the General Meeting, each common share carries one vote. In the absence of a Special Cause, Vereniging Aegon casts one vote for every 40 common shares B it holds.

The Board of Directors

Aegon has a one-tier Board consisting of nine Non-Executive Directors and one Executive Director, being the CEO. Details on the composition of the Board can be found in the “Composition of the Board and Executive Committee” section of this document. Subject to the provisions of the Bermuda Companies Act and the company bye-laws, the Board manages and conducts the business of Aegon and is responsible for the company’s general affairs, which includes setting the company’s strategy. The Board may exercise all the powers of the company except those required by the Bermuda Companies Act or the company bye-laws to be exercised by the General Meeting. The members of the Board owe a fiduciary duty to Aegon to act in good faith in their dealings with or on behalf of Aegon and exercise their powers and fulfill the duties of their office honestly. In the exercise of its duties, the Board shall take into account the long-term consequences of decisions, sustainability, and the interest of all corporate stakeholders. For the purpose of a Director’s duty to act in good faith and in the best interests of the company, the Director is not obligated to prioritize the interests of any specific stakeholder or group of stakeholders over others.

Composition of the Board

The General Meeting appoints the members of the Board. If the Board proposes the appointment of a member of the Board, the General Meeting resolution requires a simple majority of the votes cast, while otherwise, the resolution requires a two-thirds majority of the votes cast, which majority must represent more than half of the then issued and outstanding shares.

Members of the Board will be appointed for a term of not more than four years and may be reappointed thereafter. After 12 years, a Non-Executive Director will no longer be considered independent. A profile outlining the required qualifications for Board members has been established and is published on aegon.com as schedule to the Board regulations. If the Board proposes removing or suspending a member, the General Meeting resolution requires a simple majority of the votes cast. In contrast, otherwise, the resolution requires a two-thirds majority of the votes cast, which majority must represent at least half of the then issued and outstanding shares.

The Board determines the remuneration and other terms of service of the Executive Director and the Non-Executive Directors, with due observance of the remuneration policy for the Board. This remuneration policy is adopted by the General Meeting, ultimately at the fourth annual General Meeting held after the General Meeting, during which the remuneration policy was most recently adopted.

The Board may, subject to its control, delegate all powers, authorities, and discretions relating to the day-to-day-operations and general business and affairs of Aegon to Aegon’s Chief Executive Officer (the “CEO”). The Board oversees the execution of its responsibilities and delegated powers, authorities, and discretions by the CEO and any other person or committee to which the Board has delegated any of its duties and responsibilities and is ultimately responsible for the fulfillment of the Board’s duties by them.

Committees

The Board has four committees comprised solely of Non-Executive Directors. These committees are as follows:

•	Audit Committee
•	Risk Committee
•	Compensation and Human Resource Committee
•	Nomination and Governance Committee.

Please see “Composition of the Board and Executive Committee” for the composition of the Board’s committees and the Board Report for more information on the functioning of these committees.

The CEO

The CEO is a member of the Board and is responsible for the day-to-day management and general business and affairs of the company and the Group. In particular, the CEO is entrusted with all the Board’s powers, authorities, and discretions in relation to the operational running of the company, particularly powers, authorities, discretions including but not limited to such matters as: the operational running of the company and the business, developing the company’s strategy and sustainability approach for consideration, determination, and approval by the Board and the implementation of such strategy, and managing performance of the business. Lard Friese is the CEO of Aegon.

The Executive Committee

The members of the Executive Committee work alongside the CEO and help oversee operational activities and the implementation of Aegon’s strategy. Members are drawn from Aegon’s functional, business, and country units and have regional and global responsibilities. As such, amongst others, the CFO and CRO are members of the Executive Committee.

This ensures that Aegon is managed as an integrated international business. The Executive Committee provides vital support and expertise in pursuit of the company’s strategic objectives. Please see “Composition of the Board and Executive Committee” for the composition of the Executive Committee.

 48 | Annual Report on Form 20-F 2024

Corporate governance

Capital, significant shareholdings, and exercise of control

As a publicly listed company, Aegon is required to provide the following detailed information regarding any structures or measures that may hinder or prevent a third party from acquiring the company or exercising effective control over it.

The capital of the company

Aegon has an authorized capital of EUR 720 million, divided into 4 billion common shares and 2 billion common shares B, each with a nominal value of EUR 0.12. As of December 31, 2024, a total of 1,652,797,432 common shares and 353,387,800 common shares B have been issued, whereby the common shares comprise 82% and the common shares B comprise 18% of the issued capital.

Depository receipts for Aegon shares are not issued with the company’s cooperation.

As per the Dutch act regarding the conversion of bearer shares, all 16,040 bearer shares outstanding in December 2020 were converted into registered shares held by the company as of January 1, 2021. Until January 1, 2026, and upon request of a holder of a certificate of a bearer share, the company will provide the holder of such a valid certificate of a bearer share with a registered share as a replacement of the bearer share.

Each common share carries one vote. There are no restrictions on the exercise of voting rights by holders of common shares other than those held in treasury, which shares do not carry the right to vote.

All issued and outstanding common shares B are held by Vereniging Aegon. The nominal value of the common shares B is equal to the nominal value of a common share. This means that common shares B also carry one vote per share. However, the voting rights attached to common shares B are subject to restrictions as laid down in the Voting Rights Agreement, under which Vereniging Aegon may cast one vote for every 40 common shares B it holds in the absence of a Special Cause.

The financial rights (such as the rights to dividends, return of assets on liquidation, reduction of capital, or otherwise) attached to a common share B are 1/40th of the financial rights attached to a common share. The rights attached to the shares of both classes are otherwise identical.

For the issuance of shares, reduction of issued capital, the sale and transfer of common shares B, or otherwise, the value or the price of a common share B is determined as 1/40th of the value of a common share.

For such purposes, no account is taken of the difference between common shares and common shares B in terms of the proportion between financial rights and voting rights.

Significant shareholdings

On December 31, 2024, Vereniging Aegon, Aegon’s largest shareholder, held a total of 284,282,445 common shares and 345,442,360 common shares B.

Under the terms of the 1983 Merger Agreement, as amended in May 2013, Vereniging Aegon has the option to acquire additional common shares B. Vereniging Aegon may exercise its call option to keep or restore its total stake to 32.6% of the voting rights, irrespective of the circumstances that caused the total shareholding to be or become lower than 32.6%.

During 2024, the following agreements were reached between Aegon and Vereniging Aegon.

On July 8, 2024, Aegon entered into a share repurchase agreement with Vereniging Aegon, pursuant to which Vereniging Aegon agreed to participate in Aegon’s 2024 200 million euro share buyback program for an aggregate consideration of EUR 37 million equally distributed over the total number of trading days during the program whereby the number of shares repurchased has been determined based on the daily volume-weighted average price per common share on Euronext Amsterdam, resulting in Aegon repurchasing 6,407,476 shares from Vereniging Aegon in the 2024 200 million euro share buyback program that ended in December 2024.

On December 16, 2024, Aegon repurchased 36,371,440 common shares B from Vereniging Aegon for the amount of EUR 5,541,443.48 based on 1/40th of the Value Weighted Average Price of the common shares of the five trading days preceding this transaction. The repurchase of common shares B was executed to bring the aggregate holding of voting shares by Vereniging Aegon in Aegon in line with its special cause voting rights of 32.6% following the completion of the share buyback programs, initiated by Aegon in May 2024 and July 2023 following the completion of the transaction with a.s.r. in 2023.

For an overview of other significant shareholdings, please see the “Other major shareholders” section.

Annual Report on Form 20-F 2024 | 49

About Aegon Governance and risk management Financial information Sustainability information

Special control rights

The common shares and the common shares B offer equal full voting rights, as they have equal nominal value (EUR 0.12). The Voting Rights Agreement entered into between Vereniging Aegon and Aegon provides that under normal circumstances – that is, except in the event of a Special Cause – Vereniging Aegon is not allowed to exercise more votes than is proportionate to the financial rights represented by its shares. This means that in the absence of a Special Cause, Vereniging Aegon may cast one vote for every common share it holds and one vote for every 40 common shares B it holds. In the event of a Special Cause, Vereniging Aegon may cast one vote for every common share and one vote for every common share B.

A Special Cause may include but is not limited to:

•	The acquisition by a third party of an interest in Aegon amounting to 15% or more; or
•	A tender offer for Aegon shares; or
•	A proposed business combination by any person or group of persons, whether acting individually or as a group, other than in a transaction approved by the company’s Board; or
•	Any other circumstance in which, in the opinion of the Vereniging Aegon, Vereniging Aegon not exercising its full voting power would seriously harm the interests of the company and the business connected with it.

If Vereniging Aegon, acting at its sole discretion, determines that a Special Cause has arisen, it must notify the General Meeting of Shareholders. In this event, Vereniging Aegon retains full voting rights on its common shares B for a period limited to six months. Vereniging Aegon would, for that limited period, command 32.6% of the votes at a General Meeting of Shareholders.

Based on the Voting Rights Agreement, Vereniging Aegon has a right to, at its discretion, exercise its full voting rights on common shares B. Vereniging Aegon may exercise this right unilaterally and independent of Aegon and therefore also irrespective of any decisions of the Board of Aegon.

Issue and repurchase of shares

In accordance with Bermuda law, the Board will be authorized to issue Aegon shares up to Aegon’s authorized capital. However, the bye-laws determine that any issue of Aegon shares exceeding 10% of Aegon’s issued share capital requires a resolution of the General Meeting, unless the Board determines that the issuance of shares is necessary or conducive for purposes of safeguarding, conserving, or strengthening the capital position of Aegon. As a result, other than in the case described in the previous sentence, any transaction requiring the issuance of more than 10% of Aegon’s issued share capital will require shareholder approval.

According to the current bye-laws adopted by the General Meeting on June 12, 2024, each holder of common shares will have pre-emptive rights upon the issuance of common shares in proportion to the number of common shares held by such shareholder. The General Meeting can authorize the Board to limit or exclude such pre-emptive rights, provided that if less than half of the then outstanding shares that are entitled to vote on the matter is represented during such general meeting, such resolution can only be adopted with at least two-thirds of the votes cast.

The General Meeting will be requested annually to provide authorization to the Board to exclude (i) pre-emptive rights for up to 10% of the issued share capital and (ii) pre-emptive rights for share issuances for purposes of safeguarding, conserving, or strengthening Aegon’s capital position. The same applies mutatis mutandis for holders of common shares B upon the issuance of common shares B, whereby the Board can exclude or limit these pre-emptive rights in accordance with a prior authorization granted by the meeting of holders of common shares B.

Issuances for equity compensation plans or against a non-cash contribution are excluded from pre-emptive rights.

Aegon is entitled to acquire its own fully paid-up shares, providing it acts within the parameters set by Bermuda law and the Dutch Non-Resident Companies Act. Following the latest amendment to the company’s bye-laws adopted by the General Meeting, authorization from the General Meeting will be required for (i) resolutions to declare a final dividend and (ii) resolutions regarding the acquisition of own shares by Aegon. Aegon will request this authorization annually.

Transfer of shares

There are no restrictions on the transfer of common shares. Common shares B can only be transferred with the prior approval of Aegon’s Board.

Except for the Voting Rights Agreement entered into with Vereniging Aegon as described herein, Aegon has no knowledge of any agreement between shareholders that might restrict the transfer of shares or the voting rights pertaining to them.

Significant agreements and potential change of control

Aegon is not a party to any significant agreements that would take effect, alter, or terminate as a result of a change of control following a public offer for the outstanding shares of the company, other than those customary in financial markets (for example, financial arrangements, loans, and joint venture agreements).

 50 | Annual Report on Form 20-F 2024

Corporate governance

Share plan

Senior executives at Aegon companies and some other employees are entitled to variable compensation, of which part is granted in the form of shares. For further details, please see the Remuneration Report section and note 44 of the notes to Aegon’s consolidated financial statements. Under the terms of existing share plans, the vesting of granted rights is predefined.

Amending the bye-laws and memorandum of continuance

The Board resolves on amendments of the company’s bye-laws and memorandum of continuance. In order for such amendment to take effect, it must be approved by the General Meeting. Under Bermuda law, shareholders who, alone or jointly, represent at least 20% of Aegon’s paid-up share capital or any class thereof have the right to, within 21 days after a resolution to amend the memorandum of continuance has been adopted by the General Meeting, apply to the Supreme Court of Bermuda for an annulment of such amendment of the memorandum of continuance, other than an amendment which alters or reduces Aegon’s share capital as provided in Bermuda law. No application may be made by shareholders voting in favor of the amendment.

Diversity and Risk Management and Internal Control systems

Information on Diversity can be found in the Inclusion and diversity section.

Information on risk management and internal control systems relating to the financial reporting process can be found in the Risk management section.

Annual Report on Form 20-F 2024 | 51

About Aegon Governance and risk management Financial information Sustainability information

Sustainability governance

Key roles

Aegon’s Board of Directors has ultimate oversight over sustainability. Through its Nomination and Governance Committee, the Board of Directors is advised and kept appraised of business and regulatory developments regarding sustainability.

Advice on Aegon’s sustainability approach is provided by the Global Sustainability Board (GSB), which is supported by the Corporate Sustainability team. The GSB is a senior management committee established in December 2021, to enhance overall governance and oversight of Aegon’s company-wide approach to sustainability. The GSB meets quarterly and advises the Executive Committee on Aegon’s strategic sustainability approach. It is chaired by the CEO of the Americas and consists of senior-level representatives from across the company, including five members of the Executive Committee.

The GSB’s core function is to steer and strengthen the sustainability approach across Aegon’s business units, and it is supported by the local sustainability boards. Key actions include formulating and tracking sustainability-focused commitments, key performance indicators (KPIs), and targets.

Aegon’s approach to sustainability is informed by our double materiality assessment (DMA). The DMA is endorsed by the GSB and approved by the CEO with support of the Executive Committee. The Executive Committee is the owner of the material topics as defined under ESRS, including the associated impacts, risks and opportunities, and has oversight of how these are managed through relevant policies, targets and actions.

Incentives

The Directors’ Remuneration Policy demonstrates the importance of sustainability by requiring inclusion of quantitative sustainability metrics in the Short-Term Incentive plan which directly impacts the outcome of the award. The CEO’s variable compensation also includes a significant focus on sustainable long-term performance in the Long-Term Incentive plan. Moreover, a significant risk or compliance incident related to sustainability may result in a malus adjustment or claw-back of the CEO’s variable compensation. For more information on the Executive Directors’ remuneration policy and the CEO’s variable compensation, please refer to the Remuneration Report in the Annual Report.

Risk management

The Group Risk & Capital Committee (GRCC) oversees the Risk function’s climate scenarios that analyze the potential impacts of climate change on our financial accounts. The Non-Financial Risk Committee (NFRC) oversees the Risk function’s annual climate risk assessment that identifies possible physical and transition risks that could impact Aegon.

The Compliance function co-ordinates Aegon’s biennial Human Rights Risk Assessment. The Compliance function also annually assesses ethics and culture via the Systematic Integrity Risk Assessments (SIRA), part of which is to assess business practices for alignment with Aegon’s core values. This is also overseen by the NFRC.

 52 | Annual Report on Form 20-F 2024

Composition of the Board and Executive Committee

Composition of the Board and Executive Committee

Members of the Executive Committee

Lard Friese (1962, Dutch) CEO and Chairman of the Executive Committee, and executive member of the Board of Directors of Aegon Ltd.
Please refer to the Composition of the Board of Directors in the next section for more information on Lard Friese’s background.

Duncan Russell (1978, British)

Chief Financial Officer and member of the Executive Committee

Duncan Russell has worked most of his professional career in the financial services sector. Mr. Russell was appointed Chief Transformation Officer and member of the Executive Committee of Aegon in August 2020. In September 2024, Mr. Russell was appointed Group Chief Financial Officer of Aegon Ltd.

Prior to joining Aegon, Mr. Russell was CFO and Board member at Admiral Financial Services, the financial services subsidiary of Admiral Group, a UK based insurance company,

where he was responsible for finance, analytics, funding, credit risk and pricing.

Before joining Admiral Group, Mr. Russell was Head of Group Strategy and Corporate Finance at NN Group N.V., the Netherlands, where he was responsible for capital management, treasury, M&A, and the Group strategy.

Before joining NN Group N.V., Mr. Russell held various positions at financial services groups in London, including JP Morgan.

Michele Bareggi (1973, Italian)

Chief Strategy, Transformation & Growth Officer

Michele Bareggi has over 25 years of experience in the financial services industry. This includes his tenure at Athora, a leading European savings and retirement services group. Mr. Bareggi was at Athora since its formation in 2018, leading the group through a significant period of growth, including its expansion into Belgium, Ireland, Italy, and the Netherlands. He has served as CEO, Deputy CEO & President of the Athora group; Member of the Supervisory Board of Athora Netherlands and Chair of the Board of Athora Belgium.

Prior to Athora, Mr. Bareggi held senior positions, covering both private and public markets, at Morgan Stanley, Nomura, Lehman Brothers and Credit Suisse. During his time at these global investment banks, he played key roles in designing, marketing, and implementing assets and insurance products, ALM and risk management solutions as well as new business initiatives to support the needs of European insurance companies.

Mr. Bareggi joined Aegon as Chief Strategy, Transformation and Growth Officer on November 1, 2024 and is a member of Aegon’s Executive Committee.

Annual Report on Form 20-F 2024 | 53

About Aegon Governance and risk management Financial information Sustainability information

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

Ms. Caldera joined Aegon on June 1, 2021, as Chief HR Officer and is a member of Aegon’s Executive Committee.

Ms. Caldera is a non-executive Director and Chair of the Remuneration Committee of ERG SpA. She was a Non-Executive Director of Nadara (formerly known as Falck Renewable SpA).

Will Fuller (1971, American)

CEO of Aegon Americas and member of the Executive Committee

Throughout his 30-year career in financial services, Will Fuller has been dedicated to helping consumers live better today and worry less about tomorrow through advocacy, communication, and education. Whether he’s serving in senior leadership roles or engaging in industry-wide advocacy efforts, Will is passionate about meaningful work that makes a difference in people’s lives.

Will was appointed President and Chief Executive Officer of Transamerica Corporation in March 2021. Transamerica is one of the nation’s largest insurers, with millions of customers throughout the United States and Canada, and approximately $400 billion in assets under management and administration across its core businesses of life insurance, annuities, retirement plans, asset management, and employee benefits.

Together with the Transamerica senior leadership team, 6,100 employees, and World Financial Group’s network of over 86,000 agents, Will is driving Transamerica’s strategic and financial transformation into America’s leading middle market life insurance and retirement company.

Will is a member of the Transamerica Corporation Board of Directors and the Executive Committee of Aegon Ltd., Transamerica’s parent company. Prior to joining Transamerica, Will served in senior leadership roles for Lincoln Financial Group and Merrill Lynch.

Will serves on CEO Committee for the Alliance for Lifetime Income. He is a board member of the American Council of Life Insurers and LL Global Inc., whose LIMRA and LOMA organizations have a combined membership of more than 700 insurance and financial services firms across 63 countries.

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

 54 | Annual Report on Form 20-F 2024

Composition of the Board and Executive Committee

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

Ms. Jäkel was appointed CRO of Aegon and member of Aegon’s Executive Committee in March 2022. Her responsibilities include managing Aegon’s Group Risk and Actuarial functions, along with maintaining the Group’s Risk Management framework and overseeing the risk management capabilities.

Shawn C.D. Johnson (1963, American)

Global CEO of Aegon Asset Management and member of the Executive Committee

Shawn C.D. Johnson’s career in the financial services industry spans over 25 years, most recently as CEO of AMP Capital, where he led the global asset manager through a strategic transformation.

Prior to AMP Capital, Mr. Johnson founded Guidon Global LLC, an investment management and consulting firm. He had a 15-year tenure at State Street Global Advisors (SSGA), where he served as SSGA’s Investment Committee Chairman overseeing $2.1 trillion in client assets and played a key role in guiding the firm’s global investment strategies. Mr. Johnson’s broad investment experience covers all asset classes including cash, fixed income, global equities, real estate, currencies, commodities, hedge funds and private equity.

Mr. Johnson is a former chair of both the US Financial Services Sector Coordinating Council (FSSCC) and the Association of Institutional Investors’.

Mr. Johnson was appointed CEO of Aegon Asset Management and a member of Aegon’s Executive Committee in September 2024.

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

From 2017 to 2020, Mr. Keim headed Aegon’s operations on mainland Europe. Since January 2020, Mr. Keim is responsible for Aegon’s insurance joint ventures in Brazil and China, its businesses in Spain & Portugal, its high-net-worth insurance business, as well as several ventures in Asia. These businesses together comprise the reporting segment ‘Aegon International’.

Mr. Keim is a former member of the Supervisory Board of Eneco Holding N.V.

Annual Report on Form 20-F 2024 | 55

About Aegon Governance and risk management Financial information Sustainability information

Onno van Klinken (1969, Dutch)

General Counsel and member of the Executive Committee

Onno van Klinken has more than 30 years’ experience providing legal advice to a range of companies and leading Executive Board offices. Mr. Van Klinken started his career at Allen & Overy, and previously worked for Aegon between 2002 and 2006.

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

Previous roles at Citigroup include leading Client Centric and Equities Technology, supporting the Equities, Research, Commercial Bank, Citi Velocity, and Markets Sales businesses. She also served as the Chief Operating Officer for the Markets Technology organization during her tenure there. Before moving to Markets Technology, Ms. Waters managed Markets and Operational Risk Technology for the organization where she started as a developer of risk solutions.

Ms. Waters joined Aegon in February 2022 as Chief Technology Officer and is a member of Aegon’s Executive Committee. Ms. Waters is member of the Board of Directors of RanMarine Technology BV (not-listed).

 56 | Annual Report on Form 20-F 2024

Composition of the Board and Executive Committee

Board of Directors

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

Mr. Connelly is chairman of the Board of Directors and chairman of the Nomination and Governance Committee. Mr. Connelly is an independent Director at the Board of Directors of Société Générale, Chairman of the Board of Directors of Amadeus IT Group S.A., and is a former member of the Board of Directors of Singular Bank, SA. (not listed).

Lard Friese (1962, Dutch)

CEO and Chairman of the Executive Committee, and (executive) member of the Board of Directors

Lard Friese has worked most of his professional career in the insurance industry, including 10 years at Aegon between 1993 and 2003. He was employed by ING as from 2008, where he held various positions. In July 2014, upon the settlement of the Initial Public Offering of NN Group N.V., he became the CEO of NN Group. During his tenure at NN Group, he led a wide range of businesses in Europe and Asia and created a stable platform for growth and shareholder value.

He has extensive experience in the areas of insurance, investment management, customer centricity, mergers and acquisitions, and business transformation.

Mr. Friese was appointed CEO Designate on March 1, 2020, and has been appointed Executive Director of the Board. In 2024, Mr. Friese was re-elected as Member of the Board of Directors until the end of the AGM to be held in 2028. Mr. Friese is CEO and Chairman of the Executive Committee of Aegon Ltd.

Mr. Friese is also a member of the Supervisory Board of ASR Nederland N.V. and a member of the Supervisory Board of Pon Holdings B.V. (non-listed). Mr. Friese is also Vice Chairman of the Board of Directors of The Geneva Association, the leading global think tank for the insurance industry.

Albert Benchimol

(1957, American, Canadian, Moroccan)

Member of the Risk Committee

Member of the Nomination and Governance Committee

Mr. Albert Benchimol brings more than 40 years of experience as a senior leader in the insurance and reinsurance industry. Between 2012 and May 2023, he was president and Chief Executive Officer of AXIS Capital Holdings, a Bermuda-based global specialty underwriter and provider of insurance and reinsurance solutions. Subsequently, Mr. Benchimol became advisor to the CEO and the Executive Committee at AXIS Capital

Holdings, a role he retained until the end of 2023. Before joining AXIS Capital Holdings, Mr. Benchimol held various senior positions at PartnerRe and Reliance Group Holdings, after beginning his career in banking at the Bank of Montreal. Mr. Benchimol has also served in a leadership role in a number of additional industry organizations, including Chair of the Association of Bermuda Insurers and Reinsurers, and as an External Member of the Council of Lloyd’s.

Mr. Benchimol was appointed to Aegon’s Board in June 2024, and his current term ends in 2028. He is a member of the Risk Committee and of the Nomination and Governance Committee.

Mark A. Ellman (1957, American)

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

Mr. Ellman was appointed to Aegon’s Board in 2017, and his current term ends in 2025. He is a member of the Risk Committee and a member of the Compensation and Human Resource Committee. Mr. Ellman was a Non-Executive Director of Aegon USA from 2012 to 2017.

Annual Report on Form 20-F 2024 | 57

About Aegon Governance and risk management Financial information Sustainability information

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

Ms. Fawcett holds several non-executive director positions, with a portfolio across financial services, digital transformation, and climate change mitigation. These positions are with the following non-listed entities: the LGT Group Foundation; Temus; Global Evergreening Alliance; and BetterTradeOff. Ms. Fawcett is a former member of the Board of Directors of INSEAD.

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

Ms. Ramsay holds various Non-Executive Board positions. In 2013, she joined the board of Scottish Equitable – and in 2017 also the boards of Aegon UK plc and Cofunds Ltd. – where she served as the Audit Committee Chair until May 14, 2020. Ms. Ramsay was appointed to Aegon’s Board in

May 2020 and her current term ends in 2028. She served as Chairman of the Audit Committee and as a member of the Risk Committee until August 2023 and is currently Chairman of the Risk Committee and a member of the Audit Committee.

Ms. Ramsay is senior independent Director of the Board of Brit Syndicates Ltd. (non-listed), a member of the Board of Directors of Ardonagh Specialty Holdings Ltd. (non-listed), and a member of the Board of Directors of Tesco Underwriting Ltd. (non-listed), Tesco Personal Finance Ltd (non listed), and Tesco Personal Finance Group Ltd (non listed). Ms. Ramsay is a member of the FCA Regulatory Decisions Committee and member of the Payment Systems Regulator’s Enforcement Decisions Committee. Ms. Ramsay is a former member of the Board of Directors of Aberdeen UK Smaller Companies Growth Trust plc.

 58 | Annual Report on Form 20-F 2024

Composition of the Board and Executive Committee

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

Mr. Wellauer was appointed to Aegon’s Board in May 2020, and his current term ends in 2028. He is a member of the Audit Committee and a member of the Compensation and Human Resource Committee.

Mr. Wellauer is Chairman of the Board of Directors of SIX Group (not listed), and Chairman of the Board of Trustees of the University Hospital Zurich Foundation. Mr. Wellauer is the former Chairman of the International Chamber of Commerce in Switzerland.

Corien M. Wortmann (1959, Dutch)

Vice Chairman of the Board of Directors

Member of the Audit Committee

Member of the Nomination and Governance Committee

Corien M. Wortmann was Chairman of the Board of Stichting Pensioenfonds ABP, the Dutch public sector collective pension fund until December 2022, and is a former Member of the European Parliament and Vice President on Financial, Economic and Environmental affairs for the EPP Group (European People’s Party). She was appointed to Aegon’s Board in May 2014. In 2024, Ms. Wortmann was re-elected as Non-Executive Director of the Board of Directors of Aegon Ltd. for a term of two years until the end of the AGM to be held in 2026.

She is Vice Chairman of the Board of Directors, and a member of the Audit Committee and the Nomination and Governance Committee.

Ms. Wortmann is a member of the Board of Directors of DSM-Firmenich AG., Chairperson of the Supervisory Board of Netspar (non-listed), Member of the Supervisory Board of Deloitte Nederland (non-listed), and Member of the Supervisory Board of Planet B.io. (non-listed). She is a former member of the Supervisory Board of Het Kadaster, a former member of the Supervisory Board of Save the Children Nederland, and a former member of the Advisory Committee of the Financial Markets Authority.

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

Ms. Young is member and Chairman of the Board of Directors of Foot Locker, Inc. Furthermore, Ms. Young is a Director of the Board of Directors of USAA, Director of the Board of Spahn & Rose Lumber Company, and member of the Board of the National Association of Corporate Directors.

Annual Report on Form 20-F 2024 | 59

About Aegon Governance and risk management Financial information Sustainability information

Report of the Board of Directors

Board of Directors

Aegon has a one-tier board consisting of nine independent Non-Executive Directors. Aegon’s CEO, Lard Friese, is the sole Executive Director of the Board.

The Board manages and conducts the business of the company and is responsible for the general affairs of the company, which includes setting and evaluating the company’s strategy, management’s policies, and the effectiveness with which management implements its policies and oversees compliance with legal and regulatory requirements.

The Board has four committees, comprising solely of Non-Executive Directors: the Audit Committee, the Risk Committee, the Nomination and Governance Committee, and the Compensation and Human Resource Committee. The committees report to the Board on their activities, identifying any matters on which they consider necessary action or improvements, and making recommendations to the Board regarding the steps to be taken. For more information about the functioning of the committees, please see the Committee Charters on aegon.com.

Aegon Ltd. is subject to Bermuda law and its governance is predominantly determined by Bermuda law, its bye-laws, and its Board Regulations.

2024 topics

A significant amount of time was, among others, allotted to the items listed below.

Strategy

The Board discussed Group and business unit strategy developments and execution progress throughout the year. During these discussions, the Board reflects, amongst others, on the opportunities and the potential risks, feasibility, capabilities, and timing and takes into consideration the views of stakeholders.

Sustainability is part of Aegon’s strategic approach and a key part of delivering on its purpose. The Board has ultimate oversight over sustainability and is advised and kept appraised of business and regulatory developments regarding sustainability through its Nomination and Governance Committee. Other committees also address broader social and governance matters, as linked to their area of responsibility.

In 2024, the Board was regularly updated on the progress of Aegon’s sustainability approach and relevant sustainability developments. These updates included discussions on the Double Materiality Assessment (DMA) and resultant material sustainability themes, progress on Aegon’s key sustainability metrics and the controls related to sustainability reporting. The broader governance of sustainability is described in the section Sustainability Governance in this report. The Board supports Aegon’s approach to sustainability. The Board also participated in a sustainability teach-in addressing the pending implementation of the Corporate Sustainability Reporting Directive.

Governance and stakeholder management

In 2024, the Board focused on establishing a good relationship with the Bermuda Monetary Authority (BMA), Aegon’s group supervisor since October 2023. Certain board members participated in several meetings with the supervisor and ensured that the leadership was well acquainted with the supervisor’s regulations and requests.

Furthermore, and after extensive stakeholder engagement, the Board submitted for approval to the General Meeting held in 2024 an amendment to the Aegon Ltd. bye-laws, to include a new remuneration policy as well as the following provisions: (i) introduction of pre-emptive rights for the issuance of common shares (ii) shareholder approval for share buybacks and (iii) shareholder approval for annual final dividend payments.

The Aegon Ltd. bye-laws have been adjusted accordingly. Stakeholder engagement continues to be an important topic for the Board, and stakeholder interests are taken into account in the decision-making process.

IFRS 17 accounting

Aegon issued its first Annual Report under IFRS 17 on April

4, 2024. The Board had many interactions with management on the implementation results of the new accounting standard and industry comparison. The Board was well informed about the new accounting standard and frequently discussed the financial results under IFRS and disclosures.

 60 | Annual Report on Form 20-F 2024

Report of the Board of Directors

Other 2024 topics

In addition, the Board addressed, among others, the following topics in 2024:

•	The remuneration philosophy and framework, executive remuneration, and succession planning;
•	Communication and stakeholder management;
•	The self-evaluation of the 2023 Board performance;
•	The Annual Report 2023;
•	The strategic preparations and communication related to the June 2024 Aegon UK Strategy Teach-In; emphasizing the plans to accelerate the transformation of Aegon UK into a leading digital savings and retirement platform;
•	The regular business updates;
•	The Group strategic deliberations and considerations;
•	The approval of the 2023 financial results, the 2024 interim financial results, and the (interim) dividends;
•	The funding plan and funding authorization;
•	Capital generation and solvency capital positions;
•	Enterprise risk management, information security, and cybersecurity;
•	The budget and medium term plan;
•	Human resources, including talent development, organizational health developments, cultural change, and diversity;
•	Brand architecture;
•	Educational sessions on e.g. Artificial Intelligence, sustainability, distribution capabilities, and business deep dives;
•	Regulatory changes at both regional and global levels;
•	Tax policy and developments;
•	Technology and strategy, developments, and innovations; and
•	The active management of the business portfolio, including acquisitions, divestments, and balance sheet transactions.

Independent Auditor

During the 2023 AGM, Ernst & Young Accountants LLP was appointed Aegon’s independent auditor for the Annual Accounts 2024 through 2028. During the 2024 AGM, Ernst & Young Accountants LLP was appointed Aegon’s independent auditor for the Annual Accounts 2025. EY Accountants B.V. succeeded Ernst & Young Accountants LLP as independent auditor of Aegon Ltd. as from June 29, 2024 following a change in the latter’s legal structure.

2025 focus areas

In 2025, the focus will be on the business units delivering on their ambitions in line with the budget/medium-term plan. The Board will closely monitor the growth developments, and the value creation of the businesses while focusing on the strategy developments and execution capabilities.

Other areas of attention relate to talent development, new regulations, such as CSRD in the EU, (IT) security, data protection, integrated reporting, (IFRS) accounting, controls, and employee wellbeing. Also, the Board will continue to follow other developments, such as artificial intelligence and the usage thereof in a controlled environment, and discuss potential risks to the company, such as climate risk cyber risk, and geopolitical developments.

Process and meetings

The Board and the Committee meetings are scheduled regularly, and the agendas are mainly based on a rolling calendar. The meeting schedule is set two years in advance, allowing for sufficient flexibility to address regular and non-routine matters. Board papers are often submitted well before the meetings and are distributed and filed by the board office under the management of the Company Secretary. On the request of the Board, Board (committee) meetings are attended by senior management or others. Minutes of the meetings are made and kept by the Company Secretary.

Composition of the Board

The composition of the Board is discussed regularly in Board meetings. particularly by the Nomination and Governance Committee. During the 2024 Annual General Meeting held on June 12, 2024, Mr. Lard Friese was reappointed as a member of the Board of Directors for a term of four years until the end of the AGM to be held in 2028. During the same June 12, 2024, AGM, Ms. Corien Wortmann was reappointed for a term of two years until the end of the AGM to be held in 2026, Ms. Caroline Ramsay was reappointed for a term of four years until the end of the AGM to be held in 2028, Mr. Thomas Wellauer was reappointed for a term of four years until the end of the AGM to be held in 2028, and Mr. Albert Benchimol was appointed Non-Executive Director of the Board of Directors of Aegon Ltd. for a term of four years until the end of the AGM to be held in 2028.

An induction program for new Directors is in place. The program is regularly updated to reflect changes in the environment in which Aegon operates, including regulatory changes. The program is tailored to the needs of individual Board members.

An overview of the composition of the Board of Directors in 2024 can be found in the section Composition of the Board and Executive Committee of this Annual Report. The retirement schedule is available as part of the Board Regulations on aegon.com.

Annual Report on Form 20-F 2024 | 61

About Aegon Governance and risk management Financial information Sustainability information

The table below depicts, among other things, the tenure, the attendance of the board members, and the number of meetings held. The Board of Directors retains the ability to call special meetings of the Board and any of its committees as needed.

	unit	2024	2023	%
Board members[1]
Board of Directors
Executive Board members
Executive board members - Total members	nr	1	1	0%
Executive board members - Average tenure	years	5	4	25%
Executive board members - Average age	years	62	61	2%
Non-executive Board members
Non-executive board members - Total members	nr	9	8	13%
Non-executive board members - Proportion of independent members of Board of Directors	%	90%	89%	1pp
Non-executive board members - Average tenure	years	6	6	4%
Non-executive board members - Average age	years	66	65	2%
Executive Committee
Executive Committee - Total members	nr	11	11	0%
Executive Committee - Average tenure	years	5	5	(4%	)
Executive Committee - Average age	years	55	54	2%
Gender
Board of Directors
Women in Board of Directors	nr	4	4	0%
Proportion of women in Board of Directors	%	40%	44%	(4pp	)
Men in Board of Directors	nr	6	5	20%
Proportion of men in Board of Directors	%	60%	56%	4pp
Executive Committee
Women in Executive Committee	nr	3	3	0%
Proportion of women in Executive Committee	%	27%	27%	0pp
Men in Executive Committee	nr	8	8	0%
Proportion of men in Executive Committee	%	73%	73%	0pp
Board oversight
Board of Directors
Board of Directors - Number of regular meetings[2]	nr	8	7	14%
Board of Directors - Proportion of regular meetings fully attended	%	88%	100%	(13pp	)
Audit Committee
Audit Committee - Number of meetings	nr	7	6	17%
Audit Committee - Proportion of meetings fully attended	%	100%	100%	0pp
Risk Committee
Risk Committee - Number of meetings	nr	6	5	20%
Risk Committee - Proportion of meetings fully attended	%	83%	80%	3pp
Compensation and Human Resource Committee
Compensation and Human Resource Committee - Number of meetings	nr	6	6	0%
Compensation and Human Resource Committee - Proportion of meetings fully attended	%	100%	100%	0pp
Nomination and Governance Committee
Nomination and Governance Committee - Number of meetings	nr	6	6	0%
Nomination and Governance Committee - Proportion of meetings fully attended	%	100%	100%	0pp
Number of additional meetings/calls[3]	nr	7	14	(50%	)
Proportion of additional meetings/calls fully attended	%	86%	71%	14pp

n.a. – not applicable; n.m. – not measured; pp – percentage points

[1]

In 2023, Aegon changed its governance structure to a one-tier Board of Directors as a consequence of the redomiciliation to Bermuda. The Board of Directors consists an Executive Board member (the CEO) and Non Executive Board members, previously known as the Supervisory Board. The Board of Directors is supported by the Executive Committee, which was previously named Management Board.

[2]

As a result of the one-tier board structure and the establishment of the new Board of Directors on September 30, 2023, Supervisory Board meetings did not take place after this date. To make comparison possible with 2023, the Board of Directors meetings and Supervisory Board meetings in 2023 were combined.

[3]	Throughout the year several sub-committee and ad-hoc meetings were scheduled.

 62 | Annual Report on Form 20-F 2024

Report of the Board of Directors

The Committees

The Board has four committees, comprising solely of Non-Executive Directors: the Audit Committee, the Risk

Committee, the Nomination and Governance Committee, and the Compensation and Human Resource Committee.

Board committee membership[1]	Audit Committee	Risk Committee	Nomination and Governance Committee	Compensation and Human Resources Committee

William Connelly			Chairman

Albert Benchimol		Member	Member

Mark Ellman		Member		Member

Karen Fawcett		Member		Member

Jack McGarry	Chairman			Member

Caroline Ramsay	Member	Chairman

Thomas Wellauer	Member			Member

Corien Wortmann	Member		Member

Dona Young		Member	Member	Chairman

[1]	Board committee membership as per December 31, 2024.

The Audit Committee

The Audit Committee has confirmed that all its members qualified as independent according to Rule 10A-3 of the SEC. The Chairman of the Audit Committee qualifies as a financial expert according to the Sarbanes-Oxley Act in the United States.

Role and responsibilities

Aegon has both an Audit Committee and a Risk Committee. With regard to the oversight of the operation of the risk management framework and risk control systems, including supervising the enforcement of relevant legislation and regulations, the Audit Committee operates in close coordination with the Risk Committee. Certain Board members participate in both committees, and a combined meeting of the Audit Committee and Risk Committee is scheduled at least on an annual basis.

The main role and responsibilities of the Audit Committee are to assist and advise the Board in fulfilling its oversight responsibilities regarding:

•	The integrity and quality of the consolidated financial statements for the Group;
•	The effectiveness of the design, operation, and appropriateness of the enterprise risk management framework and internal control systems of the Group, including supervising the enforcement of the relevant legislation and regulations, supervising the operation of the Code of Conduct, and monitoring the internal control over financial reporting;
•	The integrity, quality, and disclosure of financial and non-financial information by the Group, including but not limited to the choice of accounting policies, application, and assessment of the effects of new rules, information about the handling of estimated items in the annual accounts, forecasts, and work of the External and Internal Auditors;
•	Compliance with recommendations and observations and following up on comments of Internal and External Auditors, including the review of compliance and complaints (whistleblowing) procedures and reports;
•	The role and functioning of the internal audit function;

•	The policy of the company on tax planning;
•	Actuarial matters;
•	The funding, financing, capital structure, and capital reporting of the Group, the Group Capital Plan, and treasury policies and procedures, including significant financial exposures;
•	Applications of information and communication technology, including risks relating to cybersecurity and information security;
•	The integrity of the consolidated half-yearly and full-year financial statements and financial reporting processes;
•	Internal control systems and the effectiveness of the internal audit process;
•	Relationship with the External Auditor, including in particular its appointment, reappointment, or dismissal, qualifications, independence, remuneration, and any services for the Group; and
•	The performance of the external auditors and the effectiveness of the external audit process, including monitoring the independence and objectivity of the external auditor.

Other 2024 topics

In 2024, the Audit Committee addressed, among others, the following topics:

•	Financial information, dividend proposals, and financial publications;
•	IFRS 17 implementation;
•	The reports from the independent auditor;
•	Quarterly update reports from Internal Audit, and the Compliance and Legal functions, including annual plans;
•	The annual Speak Up overview;
•	The Systematic Integrity Risk Assessment;
•	The quarterly IFRS/Solvency control program updates;
•	Cash flow testing results;
•	Compliance with regulations, including CSRD implementation; and
•	Updates from Group Tax.

Annual Report on Form 20-F 2024 | 63

About Aegon Governance and risk management Financial information Sustainability information

The Risk Committee

Role and responsibilities

The Risk Committee focuses on the effectiveness of the design and operation and the appropriateness of the enterprise risk management framework and internal control systems of Aegon Ltd. This includes:

•	Risk strategy;
•	Risk tolerance;
•	Risk governance structure;
•	Risk competencies;
•	Risk assessment;
•	Risk responses and internal control effectiveness;
•	Risk monitoring; and
•	Risk reporting.

Furthermore, the Risk Committee is responsible for reviewing, and advising the Board with respect to, the Risk exposures as they relate to capital, earnings, liquidity, operations, product development and pricing, and compliance with risk policies. The Audit Committee primarily relies on the Risk Committee for the topics mentioned above.

The Risk Committee works closely with the Audit Committee. Two combined meetings were held in 2024. One focused on the annual assumption update and the other focused on the 2025 Group Risk plan, and the 2024 Model Validation outcome and the 2025 plan.

Other 2024 topics

In 2024, the Risk Committee addressed, among others, the following topics:

•	The quarterly risk dashboard, reflecting the risk profile of Aegon based on financial risk, underwriting risk, and operational risk;
•	Business updates and the risks related to strategic and operational improvement projects;
•	Assumption and model changes, and the actuarial function report;
•	Changes to regulatory requirements following the re-domiciliation to Bermuda;
•	The Supervisory Risk Assessment;
•	Reinsurance;
•	The Group Risk Plan;
•	Asset and Liability Management developments;
•	Third-Party Risk Management;
•	Information security strategy and metrics, and the IT Risk profile;
•	Operational Resilience;
•	Macroeconomic risks, exposures, and mitigating actions;
•	Climate Risk Assessments;
•	Business environment emerging risk scan; and
•	Risk strategy and limits.

The Nomination and Governance Committee

Role and responsibilities

The Nomination and Governance Committee focuses on the size, composition, and profile of the Board and addresses the functioning, succession, and proposed nomination of Directors, and ensures that the corporate governance structure is in line with the applicable rules and regulations and advises on the responsible business strategy. This includes:

•	Drawing up selection criteria and (re-)appointment procedures for nominations of Directors;
•	Preparing selection criteria and appointment procedures and proposal for the nomination of the Chief Executive Officer;
•	Updating the Board Profile and periodically assessing the size and composition of the Board, and making a proposal for a composition profile of the Board;
•	Assessing the functioning of individual Directors and drawing up a plan for the succession of Directors;
•	Advising on and proposing to the Board candidates to be designated as Chairperson and Vice-Chairperson of the Board;
•	Supervising the policy of the Board on the selection criteria and appointment procedures for senior management and discussing the succession plans for certain key roles;
•	Advising on a proposal for appointment of the Group CFO;
•	Annually validating the succession plans for the CEO, CFO, CRO, CEO of Transamerica, and certain other functions;
•	Periodically discussing any relevant developments within the senior management and advising on any potential appointments of senior management;
•	Overseeing the corporate governance structure of the company and compliance with any applicable corporate governance legislation and regulations;
•	Periodically assessing and advising on the responsible business strategy, including sustainability/ESG strategy, as part of the corporate strategy;
•	Discussing updates to Aegon’s environmental targets and sustainability approach; and
•	Overseeing the process of the annual self-evaluation of the Board and each of its committees.

Other 2024 topics

In 2024, the Nomination and Governance Committee addressed the following additional topics:

•	Discussed the Board composition, required profiles and potential new candidates for the Board of Directors;
•	Interviewed multiple Board member candidates and senior management candidates;
•	Discussed the proposal for appointment of the Group CFO;
•	Discussed the succession planning of certain key senior management roles;
•	Discussed senior management developments;

 64 | Annual Report on Form 20-F 2024

Report of the Board of Directors

•	Received and discussed multiple updates on sustainability and reviewed the related sustainability roadmap and targets; and
•	Received updates on corporate governance matters and reviewed the amendments to the Company’s bye-laws.

The Compensation and Human Resource Committee

Role and responsibilities

The Compensation and Human Resource Committee (CHRC), is designated to safeguard the existence of sound remuneration policies and practices within the company by overseeing the development and execution of these policies and practices in accordance with the applicable rules and regulations. CHRC assesses, in particular, the remuneration governance processes, procedures and methodologies adopted to ensure that the remuneration policies and practices adequately address all types of risks as well as liquidity and capital levels. The Committee also ensures that the overall remuneration policy is consistent with the longer-term strategy of the company and the longer-term interest of its shareholders, investors, and other stakeholders, as well as the public at large.

This includes, among other:

•	Reviewing Aegon’s Global Remuneration Framework, making recommendations on the remuneration policies, and advising the Board on the approval and adoption of the Global Remuneration Framework;
•	Overseeing the remuneration of Executive Directors;
•	Reviewing annually a proposal for the remuneration of the Heads of Control Functions;
•	Preparing recommendations regarding variable compensation both at the beginning and at the end of the performance year;
•	Preparing the information provided to shareholders on remuneration policies and practices, including the Remuneration Report; and
•	Discussing the outcome of the employee engagement surveys and of the succession planning for key senior management/talents (e.g., process followed, statics on the health of the pipeline).

In 2024, the CHRC dedicated time to the newly adapted Directors’ Remuneration Policy, ranging from the design of the policy, to testing the design with stakeholders, putting the proposal to the Annual Shareholders’ Meeting (which adopted the new Directors’ Remuneration Policy on June 12, 2024), translating the policy into a new remuneration package for the Group CEO and giving guidance for the further cascading to Executive Committee members.

The CHRC also oversaw the application, implementation, and approval of Aegon’s Group Global Remuneration Framework and the various policies and procedures related to it. This included:

•	Determining the outcome of the 2023 Group Performance Indicators and of the 2023 Individual Performance Indicators for, for example, Executive Board members, and allocating variable compensation related to 2023 where required;
•	Setting the 2024 Individual Performance Indicators for the CEO;
•	Setting the 2024 Group Performance Indicators and targets for remuneration purposes;
•	Preparing for the 2025 performance indicators;
•	Reviewing the ex-ante risk assessments and ex-post risk assessments, any exemption requests (for example, sign-on arrangements) under the remuneration policies;
•	Reviewing the 2024 Remuneration Report;

Also, in line with its amended charter, the CHRC discussed at length (i) the Global Employee Survey results in 2024 and (ii) the succession plans overview for the key 90 senior management members (process and health of pipeline).

Annual Accounts

This Annual Report includes the Annual Accounts for 2024, which were prepared by the management and discussed by both the Audit Committee and the Board. The Annual Accounts are adopted by the Board.

Acknowledgment

The Board of Directors emphasizes the strategic progress that has been made in 2024 and supports the ongoing transformation of the company. The Board acknowledges the impact of the choices made on Aegon’s employees and Aegon’s stakeholders. Aegon employees continued to gain the trust of our customers by rendering high level services and products. The Board would like to thank the CEO, management, and all employees for the continued focus on strategic and operational improvements.

The Hague, the Netherlands, March 26, 2025

William L. Connelly, Chairman of the Board of Directors of Aegon Ltd.

Annual Report on Form 20-F 2024 | 65

About Aegon Governance and risk management Financial information Sustainability information

Remuneration Report

The 2024 Remuneration Report from our Compensation

and Human Resource Committee on behalf of the Board

Introduction

This report has been prepared by the Compensation and Human Resource Committee of the Board of Directors, which was led by the Committee’s Chairperson, Ms. Dona Young, and was approved by the Board of Directors (Board).

In the first chapter, the Compensation and Human Resource Committee presents an overview of the business and remuneration highlights in 2024 and a look ahead to 2025. This is followed by chapter two, which contains a general introduction to remuneration at Aegon. The third chapter is the 2024 Non-Executive Director Remuneration Report, which contains a summary of the Non-Executive Director Remuneration Policy that was introduced in 2024 and their remuneration in recent years. In the fourth chapter, the 2024 Executive Director Remuneration Report provides a summary of the Executive Director Remuneration Policy introduced in 2024, the Executive Director remuneration over the recent years, and the 2024 Executive Director performance indicators.

1. Business and remuneration highlights

This chapter presents an overview of the business and remuneration highlights in 2024 and a look ahead to 2025.

2024 Business performance against our performance metrics

In 2024, Aegon made good progress with its transformation. Commercial momentum remained strong in our US Strategic Assets and our UK Workplace platform activities, while Aegon Asset Management returned to growth. In addition, we continued to reduce our exposure to Financial Assets in the US. At the same time, our UK Adviser platform net flows remained challenged and in the International segment, commercial results were volatile. Aegon continued to report solid operating capital generation of EUR 1,245 million from the units, meeting our increased guidance of around EUR 1.2 billion for 2024. Compared to 2023, operating capital generation reduced by 3%, driven by more favorable non-recurring items in the previous reporting period. In 2024, the new metric return on regulatory capital amounted to 19.8%. The return on regulatory capital measures the profitability of Aegon’s yearly average regulatory capital, with the return (EUR 1,480 million in 2024) represented by the sum of the earnings on in-force from the reporting segments, the a.s.r. capital distributions received, and the (negative contribution from) the Holding funding and operating expenses. The average regulatory capital (EUR 7,474 million in 2024) is based on the group solvency requirement.

Business performance highlights	2024	2023

Return on Regulatory Capital	19.8%

Operating capital generation from the units	1,245	1,280

In 2024, Aegon’s Board of Directors consisted of the following Non-Executive members: Mr. William Connelly (Chairman), Ms. Corien Wortmann (Vice Chairman), Ms. Dona Young, Mr. Mark Ellman, Mr. Thomas Wellauer, Ms. Caroline Ramsay, Mr. Jack McGarry, Ms. Karen Fawcett and Mr. Albert Benchimol who joined on June 12, 2024. Chief Executive Officer, Mr. Lard Friese, is an Executive Member of the Board.

2024 Remuneration highlights

Aegon’s shareholders adopted a new Directors’ Remuneration Policy at the Annual General Meeting of Shareholders on June 12, 2024, with 97.41% of the casted votes. This policy came into force retroactively on January 1, 2024.

The new policy includes an updated labor market peer group that better reflects the markets in which Aegon competes for Non-Executive Director and Executive Director talent.

This new peer group consists of a blend of eight European insurance companies, four Dutch general industry companies that also have large businesses in the United States, and four US insurance companies.

The remuneration for the Non-Executive Directors changed to annual Board retainers (paid for 75% in cash and 25% in fixed Aegon shares) and committee membership retainers, discontinuing attendance and travel fees from the previous policy. For 2024, the remuneration of the Chair of the Board Mr. Connelly was positioned at the 36th percentile of this peer group, while for the other Non-Executive Directors this was around the market median. In addition, the Non-Executive Directors will have a minimum shareholding requirement of 100% of the cash portion of the annual Board retainer, to be built up within four years by retaining vested shares on an after-tax basis (no requirement to buy shares). See chapter three, for more information about the new remuneration policy for the Non-Executive Directors.

 66 | Annual Report on Form 20-F 2024

Remuneration Report

For Mr. Friese, as Executive Director, the remuneration package changed into mostly variable, performance-based compensation as of 2024, while previously most remuneration was guaranteed. In addition, his variable compensation will now be determined by distinct Short-Term and Long-Term Incentives (paid in cash and Aegon shares respectively), while under the former policy Mr. Friese was eligible for annual variable compensation (paid in a mix of cash and deferred Aegon shares). For 2024, the target remuneration package of Mr. Friese was positioned at the 25th percentile of this peer group and consisted of a base salary of EUR 1,365,000, 15% in pension contributions, a target Short-Term Incentive of 100%, and a target Long-Term Incentive of 175%. In addition, Mr. Friese will have a minimum shareholding requirement of 400% of base salary, to be built up within four years by retaining vested shares on an after-tax basis (no requirement to buy shares). See chapter four, for more information about the new remuneration policy for the Executive Director.

For serving as an Executive Director and Chief Executive Officer in 2024, Mr. Friese received a base salary of EUR 1,365,000 (2023: EUR 1,637,213). For that same period, Mr. Friese was allocated EUR 3.4 million in total compensation, which consisted of a base salary, pension contributions, the 2024 Short-Term Incentive, and other benefits (2023: EUR 3.9 million). The 2024-2026 Long-Term Incentive will be allocated in 2027 after the performance period for this incentive is completed.

The 2024 CEO-to-Median pay ratio was 1:36. This ratio was based on the base salary as of May 1, 2024, and the variable compensation awards that were approved and allocated in 2024 (in cash and shares where applicable) for Mr. Friese and Aegon’s employees. The cumulative amount for Mr. Friese was EUR 2.9 million, while for the median full-time employee this was EUR 81 thousand. As of 2024, the CEO-to-Median pay ratio has replaced the CEO-to-Average ratio as it gives a more meaningful reflection of the internal pay ratios.

Looking ahead to 2025

For 2025, there will be no changes to the retainer levels for the Non-Executive Directors. At the 2025 Annual General Meeting, the Board will ask Aegon’s shareholders to cast an advisory vote on this Remuneration Report.

2. Remuneration at Aegon in general

This chapter contains a general introduction to Aegon’s Global Remuneration Framework, Human Resources Strategy, Remuneration Principles, the concepts of total compensation and variable compensation, Risk Management in relation to remuneration, and remuneration of Material Risk Takers.

Global Remuneration Framework

Aegon’s Global Remuneration Framework (GRF) was designed in accordance with relevant rules and regulations. These included the remuneration rules of the Bermuda Monetary Authority. All remuneration policies within Aegon are derived from the GRF, such as the Directors’ Remuneration Policy and the local Remuneration Policies of our business units. The GRF for 2024 was updated to reflect the new Directors’ Remuneration Policy that was adopted at the Annual General Meeting of Shareholders on June 12, 2024.

Human Resources Strategy

In order to support the Aegon Strategy and local business objectives, the Aegon Group Human Resources Strategy contains the following remuneration-related goals:

•	Attract, retain, motivate, and reward a highly qualified, and diverse workforce.
•	Align the interests of executives, managers, and all other employees with the business strategy and risk tolerance, the values, and the long-term interests of Aegon.
•	Provide a well-balanced and performance-related compensation package to all employees, taking into account shareholder and other stakeholder interests, relevant regulations, corporate responsibilities, and Aegon’s purpose, values, and behaviors.

Remuneration Principles

Based on the Human Resources Strategy, Aegon has formulated the following Remuneration Principles, which are the foundation for all remuneration policies and practices within the Group.

•	First, Aegon’s remuneration is employee-oriented by fostering a sense of value and appreciation in each individual employee, promoting the short- and long-term interests and wellbeing of Aegon’s employees through fair compensation and supporting the career development and mobility of employees.
•	Second, it is performance-related by establishing a clear link between pay and performance by aligning objectives and target setting with performance evaluation and remuneration, reflecting individual as well as collective performance in line with Aegon’s long-term interests.
•	Third, it is fairness-driven by promoting fairness and consistency in Aegon’s remuneration policies and practices, avoiding discrimination, having gender-neutral policies and practices, and by providing total compensation packages in line with an appropriately established peer group at a country and/or functional level.
•	And last, Aegon’s remuneration is risk-prudent (see also Risk Management in relation to Remuneration below).

Annual Report on Form 20-F 2024 | 67

About Aegon Governance and risk management Financial information Sustainability information

Risk management in relation to remuneration

Remuneration, and specifically variable compensation, may have an impact on the risk-taking behaviors of employees and, as such, may undermine effective risk management. The GRF, therefore, includes additional remuneration rules for the Executive Director, Material Risk Takers, and Staff in Control Functions, as their roles and responsibilities require tailored risk-mitigating measures and governance processes. These rules include mandatory risk assessments related to setting individual goals, and malus and claw-back risk assessments.

Both the Risk Management and Compliance functions are involved in the design and execution of Aegon’s GRF and remuneration policies, such as reviewing proposed updates to the GRF and remuneration policies, reviewing the selection of Material Risk Takers, and executing various risk-mitigating measures during the compensation cycle.

3. 2024 Non-Executive Director Remuneration Report

This report contains a summary of the Non-Executive Director Remuneration Policy that applied to 2024 and the Non-Executive Directors’ remuneration over the recent years, including remuneration paid under the former Non-Executive Director Remuneration Policy. Disclosures of individuals in the Non-Executive Director tables and text below will include those previously reported as Supervisory Board members before 2023.

Director’s Remuneration Policy for Non-Executive Directors in 2024

The purpose of Non-Executive Director remuneration is to provide guaranteed, non-performance based, compensation for the different roles and responsibilities within the Board and its committees. The policy remains in place until the shareholders have adopted a new or revised policy in accordance with the applicable rules and regulatory requirements from the Insurance Code of Conduct of the Bermuda Monetary Authority. The Board of Directors will submit a proposal to the shareholders to adopt a remuneration policy at an Annual General Meeting at least every four years.

The remuneration of the Non-Executive Directors consists of annual Board and Committee membership retainers. For these retainers the aim is to be competitive with respect to the market median of the labor market peer group. The Board annually reviews the labor market peer group to ensure it remains relevant and up to date, for example in case of de-listings, mergers, or other extraordinary circumstances. Any change to the peer group will be disclosed in the Remuneration Report.

In 2024, a new the labor market group was introduced as part of the new Directors’ Remuneration Policy and consisted of the following companies:

European insurance companies		Dutch general industry companies	US insurance companies

Assicurazioni Generali	Prudential	Ahold Delhaize	Lincoln National

Aviva	Swiss Life Holding	Randstad	Principal Financial Group

AXA	Gruppo Unipol	Philips	Prudential Financial

Legal & General Group	Zurich Insurance Group	Wolters Kluwer	Voya Financial

The Non-Executive Directors were entitled to the following retainers in 2024:

Annual Board membership fees	Chair	EUR 375,000 in cash and EUR 125,000 in non-performance-based restricted Aegon shares[1]
	Vice Chair	EUR 95,000 in cash and EUR 30,000 in non-performance-based restricted Aegon shares
	Member	EUR 85,000 in cash and EUR 30,000 in non-performance-based restricted Aegon shares
Annual Committee membership retainers	Audit Committee and Risk Committee:
	Chair	EUR 35,000 in cash
	Member	EUR 20,000 in cash
Compensation and Human Resources Committee:
	Chair	EUR 30,000 in cash
	Member	EUR 20,000 in cash
Nomination and Governance Committee:
	Chair	EUR 20,000 in cash
	Member	EUR 15,000 in cash

[1]	The Board Chair is not eligible for annual committee membership retainers.

 68 | Annual Report on Form 20-F 2024

Remuneration Report

The annual Board retainer for the Chair was positioned at the 36th percentile of the new labor market peer group, while the other retainers were around the market median. The retainers in cash were paid each quarter, while the retainers in shares will vest annual after completion of the calendar year (including accrued dividends). Where required, Aegon pays the employer social security contributions in the home country of the Non-Executive Director. The employee social security contributions in the home country, if any, are paid by the Non-Executive Director.

The policy contains a temporary derogation clause, under which derogation is only allowed in exceptional circumstances to serve the long-term interest and sustainability of Aegon or to assure its viability for a limited period when it stays in line with the general spirit of the policy and when the details are disclosed in the next Remuneration Report. This clause was not used in 2024.

Information on Non-Executive Directors and the composition of its four committees can be found in the Report of the Board of Directors in this Integrated Annual Report 2024.

Non-Executive Director remuneration in recent years

The table below shows the retainers, attendance fees, and benefits that have been allocated to and paid for each Non-Executive Director and former Supervisory Board member in the calendar years 2022, 2023, and 2024, in accordance with the Non-Executive Director Remuneration Policy that applied at the time. The table also includes the total IFRS expenses that were recognized for the compensation of the Non-Executive Directors in 2022, 2023, and 2024. There have been no deviations from this policy in recent years.

In EUR thousand	Year	Retainer cash [1]	Retainer shares	Attendance fees	Benefits [2]	Total compensation

William L. Connelly	2024	375	125	-	-	500

	2023	100	-	98	38	235

	2022	100	-	88	29	217

Mark A. Ellman	2024	123	30	-	-	153

	2023	56	-	63	17	135

	2022	56	-	60	17	132

Ben J. Noteboom (up to May 25, 2023)	2023	25	-	19	4	48

	2022	61	-	66	11	138

Corien M. Wortmann	2024	130	30	-	-	160

	2023	66	-	66	13	145

	2022	66	-	79	6	151

Dona D. Young[3]	2024	150	30	60	-	240

	2023	64	-	76	25	164

	2022	61	-	66	25	152

Caroline Ramsay	2024	140	30	-	19	189

	2023	64	-	54	40	157

	2022	64	-	82	37	183

Thomas Wellauer	2024	125	30	-	7	162

	2023	56	-	63	24	142

	2022	56	-	57	24	136

Jack McGarry	2024	140	30	-	-	170

	2023	58	-	66	25	150

	2022	56	-	76	23	154

Karen Fawcett (as of May 31, 2022)	2024	125	30	-	-	155

	2023	56	-	63	29	148

	2022	32	-	32	13	77

Albert Benchimol (as of June 12, 2024)	2024	60	15	-	-	75

Total compensation	2024	1,368	350	60	26	1,804

	2023	544	-	567	215	1,326

	2022	551	-	605	184	1,340

Recognized IFRS expenses	2024	1,368	389	60	26	1,843
	2023	544	-	567	215	1,326
	2022	551	-	605	184	1,340

[1]

Contains base fees (2022 and 2023) and the cash retainers (2024). Mr Benchimol joined the Board and its Risk and Nomination and Governance committee as per the AGM of June 12, 2024 and received a pro rated fee. Mr Ellman left the Nomination and Governance committee and joined the CHRC as per the AGM of 12 June 2024.

[2]	Benefits cover the travel fees for all Board members (2022 and 2023) and the mandatory employer social security contributions in the home countries of Ms. Ramsay (UK) and Mr. Wellauer (Switserland).
[3]	In 2024 Dona Young received additional attendance fees for additional meetings in 2023 in relation to the development of the new Directors’ Remuneration Policy.

Annual Report on Form 20-F 2024 | 69

About Aegon Governance and risk management Financial information Sustainability information

The table below presents the total compensation (retainers, attendance fees, and benefits) that was awarded and due in the last five calendar years on an annualized basis and the year-on-year annual change in total compensation. This compensation was paid in accordance with the

Non-Executive Director Remuneration Policy that applied at the time, and there were no deviations. In addition, the table shows the Aegon net result, a proxy of the financial and non-financial business performance, and the median employee compensation over the same period.

In EUR thousand	Annualized [1]	2020	2021		2022	2023		2024

William L. Connelly	Compensation	144	162		217	235		500

	Change	-	13%		34%	8%		113%

Mark A. Ellman	Compensation	98	102		132	135		153

	Change	-	5%		30%	2%		13%

Ben J. Noteboom (up to May 25, 2023)	Compensation	97	107		138	121		-

	Change	-	10%		29%	(12%	)	-

Corien M. Wortmann	Compensation	111	112		151	145		160

	Change	-	1%		35%	(4%	)	10%

Dona D. Young	Compensation	127	119		152	164		240

	Change	-	-6%		28%	8%		46%

Caroline Ramsay (as of May 15, 2020)	Compensation	108	121		183	157		189

	Change	-	12%		51%	(14%	)	20%

Thomas Wellauer (as of May 15, 2020)	Compensation	94	111		136	142		162

	Change	-	18%		22%	5%		14%

Jack McGarry (as of June 3, 2021)	Compensation	-	105		154	150		170

	Change	-	-		46%	(3%	)	14%

Karen Fawcett (as of May 31, 2022)	Compensation	-	-		131	148		155

	Change	-	-		-	13%		5%

Albert Benchimol (as of June 12, 2024)	Compensation	-	-		-	-		150

Aegon net result based on EU-IFRS [2]	In EUR million	55	1,701		(2,504)	(199)		676

Aegon business performance [3]	Target = 100%	57%	123%		113%	130%		105%

Inflation in the Netherlands	Consumer Price Index	1.3%	2.7%		10.0%	3.8%		3.3%

Average employee compensation [4]	In EUR thousands	110	105		134	137		142

	Annual change	-	(5%	)	28%	2%		4%

[1]	Remuneration amounts are annualized for Non-Executive Directors who joined or left during a calendar year.
[2]	Until 2022, Aegon net income was reported under IFRS 4, since 2023 this is under IFRS 17.
[3]

The weighted average Aegon financial and non-financial business performance, expressed as a percentage on a performance scale with 50% as threshold, 100% as target and 150% as maximum, as used for the allocation of variable compensation in the applicable year.

[4]	The average employee compensation is based on the audited total EU-IFRS remuneration expenses for all employees divided by the number of employees in scope for these expenses.

As of 2024, the Non-Executive Directors have a minimum shareholding requirement of 100% of the cash portion of the annual Board retainer, to be built up within four years by retaining vested shares on an after-tax basis

(no requirement to buy shares). The 2024 Board retainer in shares will vest in 2025. At the end of 2024, Mrs Young held 13,260 shares (89% of cash retainer) while the other Non-Executive Directors did not hold any shares yet.

 70 | Annual Report on Form 20-F 2024

Remuneration Report

4. 2024 Executive Director Remuneration Report

This report contains a summary of the Executive Director Remuneration Policy that applied to 2024, the Executive Directors’ remuneration over the recent years, including remuneration paid under the former Executive Director Remuneration Policy, and the 2024 Executive Director performance metrics. Disclosures of individuals in the Executive Director tables and the text below will include those who were previously reported as Executive Board members in prior years.

Mr. Lard Friese, Chief Executive Officer, served as the sole Executive Director in 2024.

Executive Director Remuneration Policy in 2024

The purpose of Executive Director remuneration is to attract and retain an Executive Director who can deliver on Aegon’s ambitions for value creation and our strategy for growth, and establish a strong correlation between the Executive Director’s remuneration and Aegon’s financial performance, as well as the long-term interests of both Aegon and its shareholders. The policy remains in place until the shareholders have adopted a new or revised policy in accordance with the applicable rules and regulatory requirements from the Insurance Code of Conduct of the Bermuda Monetary Authority.

The Board of Directors will submit a proposal to the shareholders to adopt a remuneration policy at an Annual General Meeting at least every four years.

The policy contains a temporary derogation clause, under which derogation is only allowed in exceptional circumstances to serve the long-term interest and sustainability of Aegon or to assure its viability for a limited period when it stays in line with the general spirit of the policy and when the details are disclosed in the next Remuneration Report. This clause was not used in 2024.

Total compensation

Total compensation for the Executive Director consists of a base salary, pension contributions, a Short-Term Incentive, a Long-Term Incentive, and other benefits. For these components the aim is to be competitive with respect to the market median of the labor market peer group. The Board annually reviews the labor market peer group to ensure it remains relevant and up to date, for example in case of de-listings, mergers, or other extraordinary circumstances. Any change to the peer group will be disclosed in the Remuneration Report.

In 2024, a new the labor market group was introduced as part of the new Directors’ Remuneration Policy and consisted of the following companies:

European insurance companies		Dutch general industry companies	US insurance companies

Assicurazioni Generali	Prudential	Ahold Delhaize	Lincoln National

Aviva	Swiss Life Holding	Randstad	Principal Financial Group

AXA	Gruppo Unipol	Philips	Prudential Financial

Legal & General Group	Zurich Insurance Group	Wolters Kluwer	Voya Financial

For 2024, the Board approved a new compensation package for Mr. Friese, following the adoption of the new Director’s Remuneration Policy. The target total compensation of this package was positioned at the 25th percentile of the new labor market peer group. Compared to 2023, base salary and pension contributions levels were reduced, while the variable compensation opportunities were increased through the introduction of distinct Short-Term and Long-Term Incentives (paid in cash and Aegon shares respectively). The eligibility to the annual variable compensation (paid in a mix of cash and deferred Aegon shares) from the former policy was discontinued.

Base salary

The purpose of base salary is to provide guaranteed remuneration proportional to the Executive Director’s experience, skills, and/or performance. The base salary is paid each month in cash. For 2024, the annual gross base salary for Mr. Friese was EUR 1,365,000 (2023: EUR 1,637,213).

Pension

Pension is guaranteed remuneration which aims at the future financial security after retirement. The Executive Director is enrolled in the applicable local employee pension plan(s) and/or receives cash in lieu of pension. The annual total pension contributions equal 15% of base salary (2023: 40%). For Mr. Friese these were paid in 2024 through the participation in Aegon’s defined contribution pension plan for employees based in the Netherlands (for their eligible earnings up to EUR 137,800) and as an additional gross allowance for the remaining part up to 15% of base salary.

Annual Report on Form 20-F 2024 | 71

About Aegon Governance and risk management Financial information Sustainability information

Short-Term Incentive

The Short-Term Incentive provides a distinct variable, performance-based remuneration component in cash that aligns the remuneration of the Executive Director with short-term financial and ESG objectives of Aegon. Performance is assessed over a one-year period, based on metrics, weights, and targets on a 50-100-200% performance scale, as decided by the Board. After completion of the performance period, the Short-Term Incentive is paid in cash. For 2024, the target Short-Term Incentive for Mr. Friese was 100% of base salary, with a threshold at 50% and a maximum at 200% of base salary.

Long-Term Incentive

The Long-Term Incentive provides an incentive component in Aegon performance shares that aligns the remuneration of the Executive Director with the long-term financial and strategic business objectives of Aegon and its shareholders. Performance is assessed over a three-year period, based on metrics, weights, and targets on a 50-100-200% performance scale, as decided by the Board. After completion of the performance period, the Long-Term Incentive is paid in shares. Dividend entitlements for these shares will be accrued until the end of the performance period and will vest as additional shares. After vesting, the Long-Term Incentive and dividend shares are subject to a two-year holding period. For 2024, the target Long-Term Incentive for Mr. Friese was 175% of base salary, with a threshold at 87.5% and a maximum at 350% of base salary.

Other benefits

Other benefits include non-monetary benefits (for example, company car), social security contributions by the employer, and tax expenses borne by Aegon. Aegon does not grant the Executive Director personal loans, guarantees, or other such arrangements unless in the normal course of business and on terms applicable to all employees, and only with the approval of the Board.

Claw-back provision

In November 2023, the Board adopted a compensation recovery policy as required by Rule 10D-1 under the Securities Exchange Act of 1934, as amended, and the corresponding listing standards of the New York Stock Exchange, which provides for the mandatory recovery from current and former executive officers of incentive-based compensation that was erroneously awarded during the three fiscal years preceding the date that the company is required to prepare an accounting restatement, including to correct an error that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. The amount required to be recovered is the excess of the incentive-based compensation received over the amount that otherwise would have been received had it been determined based on the restated financial measure.

Aegon’s Board can also claw back variable compensation already paid to the Executive Director in case of a financial restatement or individual gross misconduct. Examples of misconduct include, but are not limited to, a significant breach of laws and/or regulations, use of violence, either verbally or physically, involvement with fraud, corruption, or bribery, significant issues due to evident dereliction of duty, and/or discrimination of any kind (for example, age or gender).

Terms of Engagement

The Executive Director is appointed for four years and may then be reappointed for successive mandates also for a period of four years. The Executive Director has a board agreement with Aegon Ltd., rather than an employment contract. The Executive Director may terminate his board agreement with a notice period of three months. The Board may terminate the Board agreement by giving six months’ notice if it wishes to terminate the agreement.

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

Executive Director remuneration in recent years

This section provides more details related to the remuneration that has been allocated and paid to the Executive Director and former Executive Board members. It covers the allocated remuneration (2022-2024), the calculation of the 2024 variable compensation, the pay-out schedule of variable compensation (2022-2028), the recognized IFRS expenses for remuneration (2022-2024), the remuneration that was awarded and due in 2023 and 2024, and the annualized total compensation overview (2020-2024).

 72 | Annual Report on Form 20-F 2024

Remuneration Report

Allocated remuneration (2022-2024)

The first table shows the remuneration allocated to the Executive Director and former Executive Board members for the performance years 2022, 2023, and 2024 in accordance with the Executive Director Remuneration Policy that applied at the time of the award. There were no deviations from the policy in these years.

Allocated compensation (in EUR thousand)	Base salary	Variable compensation	STI [2]	Pension	Other benefits	Total compensation

Lard Friese

2024 [1]	1,365		1,720	205	95	3,385

2023	1,637	1,529	-	656	87	3,909

2022	1,559	1,368	-	621	77	3,625

Matt Rider

2023 [3]	1,037	969	-	427	107	2,540

2022	988	837	-	395	66	2,286

All Executive Board

2023 [4]	2,006	1,874	-	812	144	4,836

2022	2,547	2,205	-	1,016	143	5,912

[1]	New Executive Director remuneration policy applicable to Mr. Friese’s from January 1, 2024.
[2]	Following the New Executive Director remuneration policy, the variable compensation for Mr. Friese consists of STI and LTI from January 1, 2024. First LTI vesting is scheduled for 2027.
[3]	For transparency in transition year, Mr. Rider’s total compensation reflects the full year in 2023, while he was a member of the Executive Board up to September 30, 2023.
[4]	The disclosed amounts for 2023 were received in the period that Mr. Friese and Mr. Rider were members of the Executive Board, up to September 30, 2023.

2024 Short-Term Incentive

For 2024, the target Short-Term Incentive for Mr. Friese was 100% of base salary, with a threshold at 50% and a maximum at 200% of base salary. Based on the outcomes of the Short-Term Incentive metrics, Mr. Friese’s 2024 Short-Term Incentive was EUR 1,720 thousand, which equaled 126% of target and 126% of base salary. All metrics were scored on a 50-100-200 performance scale.

2024 STI	Threshold	Target	Maximum	Result	Pay-out

Lard Friese

In % of base salary	50%	100%	200%	126%

In total (EUR thousand)	682,500	1,365,000	2,730,000		1,719,900

	Weight	Target	Result	Score

Operating Capital Generation	45%	1,161	1,245	136%

Commercial metric	40%	100%	109%	109%

ESG metric	15%	100%	See below	142%

Weighted Average Carbon Intensity	5%	-38%	-52%	200%

Women in Senior Management	5%	40%	39%	75%

Employee Engagement	5%	78%	79%	150%

Total performance result				126%

2024 STI metrics	Definition
Operating Capital Generation	The Operating Capital Generation represents the capital that is generated by the Business Units from their In-Force and New Business for a 1-year performance period.

Commercial metric

This blended metric measures the weighted average commercial performance in the key focus areas of our Business Units, with 70% weight for Transamerica and 10% each for Aegon UK, Aegon International, and Aegon Asset Management.

ESG metric	The blended ESG metric includes the weighted average results of the carbon intensity, women in senior management, and employee engagement sub-metrics.

Annual Report on Form 20-F 2024 | 73

About Aegon Governance and risk management Financial information Sustainability information

Pay-out schedule variable compensation (2022-2027)

The following tables show for the current Executive Director and former Executive Board members how much variable compensation has been paid in shares and cash, respectively, in 2022, 2023, and 2024 and how much conditional variable compensation is scheduled to be paid out in the coming years. The vesting price of the shares were: EUR 4.973 on May 31, 2022, EUR 4.274 on May 25, 2023, and EUR 6.314 on May 17, 2024. Shares for the plan years from 2020 onwards are subject to an additional two-year holding period after pay-out.

		Years of vesting

Shares by plan year	VWAP [1]	2022	2023	2024	2025	2026	2027	Total
Lard Friese

2020	EUR 4.083	-	-	103,580	-	-	-	103,580

2021	EUR 3.293	-	-	-	275,182	-	-	275,182

2022	EUR 4.491	-	-	-	-	203,072	-	203,072

2023	EUR 4.833	-	-	-	-	-	210,943	210,943

Total number of shares		-	-	103,580	275,182	203,072	210,943
Matt Rider

2018	EUR 5.405	14,054	-	-	-	-	-	14,054

2019	EUR 4.162	17,847	17,847	-	-	-	-	35,694

2020	EUR 4.083	-	-	104,547	-	-	-	104,547

2021	EUR 3.293	-	-	-	178,961	-	-	178,961

2022	EUR 4.491	-	-	-	-	124,273	-	124,273

2023	EUR 4.833	-	-	-	-	-	133,661	133,661

Total number of shares		31,901	17,847	104,547	178,961	124,273	133,661
Alex Wynaendts

2018	EUR 5.405	19,656	-	-	-	-	-	19,656

2019	EUR 4.162	25,174	25,174	-	-	-	-	50,348

2020	EUR 4.083	-	-	49,346	-	-	-	49,346

Total number of shares		44,830	25,174	49,346	-	-	-

[1]

This is the volume weighted average price (VWAP) of Aegon on the Euronext Amsterdam stock exchange for the period December 15 to January 15. For instanc, for the 2023 plan year, this is the VWAP for the period December 15, 2022, to January 15, 2023.

Cash by plan year (in EUR)	2022	2023	2024	2025	Total

Lard Friese

2021	452,981	-	-	-	452,981

2022	-	455,880	-	-	455,880

2023	-	-	509,669	-	509,669

2024	-	-	-	1,719,900	1,719,900

Total cash	452,981	455,880	509,669	1,719,900

Matt Rider

2018	75,964	-	-	-	75,964

2019	74,278	74,278	-	-	148,556

2020	-	-	-	-	-

2021	294,589	-	-	-	294,589

2022	-	278,984	-	-	278,984

2023	-	-	322,946	-	322,946

Total cash	444,831	353,262	322,946	-

Alex Wynaendts

2018	106,243	-	-	-	106,243

2019	104,772	104,772	-	-	209,544

Total cash	211,015	104,772	-	-

 74 | Annual Report on Form 20-F 2024

Remuneration Report

Recognized IFRS expenses of remuneration (2022-2024)

The following table contains the recognized IFRS expenses of the remuneration of the Executive Director and former Executive Board members in the calendar years 2022, 2023, and 2024.

These numbers deviate from the above-mentioned allocated remuneration amounts, as the deferred parts of variable compensation and Mr. Friese’s sign-on arrangement are expensed over multiple calendar years, and the shares are included at their fair value instead of the grant price.

IFRS expenses for compensation (in EUR thousand)	Base salary	Variable compensation	STI	LTI	Pension	Other Benefits	Total

Lard Friese

2024 [1]	1,365	525	1,720	1,067	205	95	4,978

2023 [2]	1,641	1,106	-	-	656	87	3,489

2022	1,586	864	-	-	621	77	3,148

Matt Rider

2023 [3]	1,037	607	-	-	427	107	2,179

2022	988	594	-	-	395	66	2,044

All Executive Board

2023 [4]	2,009	1,285	-	-	812	145	4,251

2022	2,574	1,459	-	-	1,016	143	5,193

[1]

Following the New Executive Director remuneration policy, the variable compensation for Mr. Friese consists of STI and LTI from January 1, 2024. While the 2024 STI outcome is final, the 2024-2026 LTI is still in progress. The IFRS expenses for the LTI therefore reflect the first out of the three performance years.

[2]

2023 includes the fixed compensation expenses for the sign-on arrangement of EUR 3,468 that Mr. Friese received when joining Aegon in March 2020. These expenses were EUR 27 thousand in 2022 and EUR 91 thousand in 2021.

[3]	For transparency in the transition year, this discloses Mr. Rider’s full year of compensation expenses.
[4]	The disclosed amounts for 2023 are received in the period that Mr. Friese and Mr. Rider had been members of the Executive Board.

Awarded and due remuneration (2023-2024)

In line with the European guidelines on the standardized presentation of the remuneration report, the remuneration that was awarded and due to the Executive Director and former Executive Board members in the calendar years 2023 and 2024 can be found in the table below.

These amounts were awarded and due in accordance with the relevant policy that applied at the time and there were no deviations.

				Fixed		Variable
In EUR thousand			Salary	Benefits	Upfront [1]	Deferred [2]	One-off	Pension	Total	Ratio Fixed/ Variable [3]

Lard Friese	2024		1,365	95	510	867	-	205	3,042	55	% /45%

	2023	[4]	1,637	87	456	-	115	656	2,951	81	% / 19%

Matt Rider	2023	[5]	1,037	107	279	151	-	427	2,001	79	% / 21%

[1]

The upfront cash and share payments of variable compensation that were allocated for the previous performance year. The shares are valued at their price at vesting. For example, the upfront cash and shares of the 2022 variable compensation award that were paid in 2023.

[2]

The deferred cash and share payments of the variable compensation that was allocated for performance years before the previous performance year. The shares are valued at their price at vesting. For example, the deferred cash and shares of the 2020 variable compensation awards that were paid in 2023.

[3]	Fixed (the numerator) is the sum of Salary, Benefits and Pension divided by the Total. Variable (the denominator) is the sum of Upfront, Deferred and One-off divided by the Total.

[4]	The one-off item concerns the payments of the 2020 sign-on arrangement that were deferred for two years (EUR 26 thousand in cash and 20,403 shares at a vesting price of EUR 4.274).

[5]	For transparency in a transition year, this discloses Mr. Rider’s full year of 2023 as Mr. Rider was a member of the Executive Board up to September 30, 2023.

Annual Report on Form 20-F 2024 | 75

About Aegon Governance and risk management Financial information Sustainability information

Annualized total compensation overview (2020-2024)

The table below shows the total compensation that was awarded and due in the last five calendar years on an annualized basis and the year-on-year annual change in total compensation. Please note that, therefore, several amounts are on an annual basis and do not reflect actual amounts for the period during which the individual served as Executive Director or Executive Board member.

These amounts were awarded and due in accordance with the Executive Director Remuneration Policy that applied at the time and there were no deviations. Additionally, the table shows the Aegon net result, a proxy of the financial and non-financial business performance, the vesting price of the Aegon shares, and the average employee compensation over the same period.

In EUR thousand	Annualized	2020	2021		2022	2023		2024

Lard Friese	Awarded and due	2,719	2,748		2,910	2,951		3,042

	Change	-	1%		6%	1%		3%

Matt Rider	Awarded and due	1,824	2,052		2,053	2,001		-

	Change	-	12%		0%	(3%	)	-

Aegon net result (EU-IFRS) [1]	In EUR million	55	1,701		(2,504)	(199)		676

Aegon business performance [2]	Target = 100%	57%	123%		113%	130%		105%

Vesting price Aegon shares	In EUR	2.079	3.934		4.973	4.274		6.314

Inflation in the Netherlands	Consumer Price Index	1.3%	2.7%		10.0%	3.8%		3.3%

Average employee compensation [3]	In EUR thousand	110	105		134	137		142

	Annual change	-	(5%	)	28%	2%		4%

[1]	Up to 2022, Aegon’s net income is reported under IFRS 4; from 2023 this is under IFRS 17.
[2]

The weighted average Aegon financial and non-financial business performance, expressed as a percentage on a performance scale with 50% as a threshold, 100% as target and 150% as a maximum, as used for the allocation of variable compensation in the applicable year.

[3]	The average employee compensation is based on the audited total EU-IFRS remuneration expenses for all employees divided by the number of employees in scope for these expenses.

Minimum shareholding requirement

As of 2024, the Mr. Friese has a minimum shareholding requirement of 400% of base salary, to be built up within four years by retaining vested shares on an after-tax basis (no requirement to buy shares). At the end of 2024, Mr. Friese held 160,357 shares (67% of base salary).

2025 Short-Term Incentive

For Mr. Friese’s 2025 Short-Term Incentive, the Board selected the following metrics: Operating Capital Generation (45% weight), the blended Commercial metric (40%), and the blended ESG metric (15%).

2025 STI metrics	Definition
Operating Capital Generation	The Operating Capital Generation represents the capital that is generated by the Business Units from their In-Force and New Business for a 1-year performance period.

Commercial metric	This blended metric measures the weighted average commercial performance in the key focus areas of our Business Units. The rounded weights for the Business Units are proportional to the size of their business within the Group, with 70% for Transamerica and 10% each for Aegon UK, Aegon International, and Aegon Asset Management.

ESG metric	The blended ESG metric includes the weighted average carbon intensity and employee engagement sub-metrics. Based on the target and ranges, each sub-metric receives a score between 0-200% on the 50-100-200% performance scale. The overall ESG metric outcome will be the weighted average of these sub-metric scores between 0-200%.

 76 | Annual Report on Form 20-F 2024

Remuneration Report

Open cycle Long-Term Incentives

As part of the 2024 and 2025 compensation packages, Mr. Friese is eligible for the 2024-2026 and 2025-2027 Long-Term Incentives respectively. Both incentives will be determined by the outcomes of two metrics after a three-year performance period: Return on Regulatory Capital (50%) and Relative Total Shareholder Return (50%).

Executive Director LTI entitlements

Plan	# of shares conditionally granted (at target)	Value of shares conditionally granted (as of grant date)	Vesting Year	# of vested shares	# shares withheld to cover tax	Holding period	# of shares under Holding restriction

2024-2026	453,962	2,388,750	2027	0	0	2 years	0

2025-2027	413,923	2,388,750	2028	0	0	2 years	0

The Return on Regulatory Capital measures the profitability of Aegon’s yearly average Regulatory Capital (SCR), with the Return represented by the sum of the earnings on in-force from the Business Units, the return from the Holding and other activities (mainly funding costs and expenses), and the a.s.r. dividend in the period.

For the relative Total Shareholder Return metric, the threshold is set at median performance compared to the Relative Total Shareholder Return peer group. The target is set at the 66th percentile, and the maximum is set at the 83rd percentile. This peer group was established by selecting companies with a Life & Health sub-industry classification from the Global Industry Classification Standard in the Dow Jones US insurance index and the STOXX 600 insurance index, provided they have a market capitalization of more than EUR 2.5 billion. Peers are removed where this classification is no longer representative, for example after a (de)merger announcement. Other companies with a comparable profile to Aegon from the United States, Canada, and Europe that were not captured under the first step have been added to round out the peer group.

For the 2024-2026 and 2025-2027 Long-Term Incentive plans, the following peer group applies.

Selection groups	Peer companies

Dow Jones US insurance index	Principal Financial	Global Life	Genworth Financial

	Lincoln National	CNO Financial	Aflac

	Prudential Financial	Brighthouse Financial	MetLife

	Primerica	Unum	Voya Financial

STOXX 600 insurance index	Prudential	Storebrand	Phoenix

	Swiss Life	NN	Poste Italiane

Legal & General

Other companies	Corebridge	Equitable Holding	Sunlife

	Jackson National	Ameriprise	M&G

		Manulife	Aviva

Annual Report on Form 20-F 2024 | 77

About Aegon Governance and risk management Financial information Sustainability information

Risk management

As an insurance group, Aegon manages risk for the benefit of its customers and other stakeholders. The company is exposed to a range of financial, underwriting, and operational risks, including sustainability risks. Aegon’s risk management and internal control systems are designed to ensure that these risks are managed effectively and efficiently in a way that is aligned with the company’s strategy.

For Aegon, risk management involves:

•	Understanding risks that the company faces;
•	Maintaining a group-wide framework through which the risk-return trade-off associated with these risks can be assessed;
•	Maintaining risk tolerances and supporting policies to limit exposure to a particular risk or combination of risks; and
•	Monitoring risk exposures and overseeing the company’s overall risk and solvency positions.

This section describes Aegon’s risk management framework.

Enterprise Risk Management (ERM) framework

Aegon’s ERM framework is designed and applied to identify risks that may affect Aegon and manage individual and aggregate risks within Aegon’s set risk tolerances. The ERM framework covers the ERM components identified by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The ERM framework applies to all of Aegon’s businesses for which it has operational control.

Risk strategy, risk appetite statement, and risk tolerances

The formulation of the risk strategy starts with the principle that taking a risk should be based on serving a customer’s needs. The competence to manage the risk is assessed and Aegon’s risk preferences are formulated, considering Aegon’s risk capacity. The process results in a targeted risk profile, reflecting the risks Aegon wants to assume and the risks Aegon would like to avoid or mitigate.

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

Following from the risk appetite statement, risk tolerances are defined based on the following:

•	Solvency, including Cash Capital at Holding and capital generation, to ensure that Aegon remains well capitalized, even under adverse scenarios;
•	Liquidity, to ensure that Aegon has sufficient liquidity even under extreme scenarios;
•	Risk balance, to ensure a healthy balance of risk exposures; and
•	Responsible business with effective controls, which acknowledges an acceptable level of operational risk and stresses a low tolerance for (lack of) actions that could lead to material adverse risk events that result in breaking promises to or not meeting reasonable expectations of customers, legal and regulatory breaches, reputational damage, financial detriment or financial misstatement.

The tolerances are further developed into measures, thresholds, and indicators that must be complied with to remain within the tolerances.

Risk universe

Aegon’s risk universe is structured to reflect the type of risks to which the company is exposed. The identified risk categories are financial risk, underwriting risk, and operational risk. Specific risk types are identified within these risk categories. These internal or external risks may affect the company’s operations, earnings, share price, value of its investments, or the sale of products and services. In the context of Aegon’s risk strategy, a risk appetite is set for the three identified risk categories (see table below).

Risk category	Description	Appetite

Underwriting	The risk of incurring losses when actual experience deviates from Aegon’s best estimate assumptions on mortality, longevity, morbidity, policyholder behavior, and property and casualty (P&C) claims and expenses used to price products and establish technical provisions.	Medium to high - Underwriting risk is Aegon’s core business and meets customer needs.

Financial	The risk of incurring financial losses due to movements in financial markets and the market value of balance sheet items. Elements of financial risk are credit risk, inflation risk, investment risk, interest rate risk, and currency risk.	Low to medium - Accepted where it meets customer needs and the risk return profile is acceptable.

Operational	The risk of losses resulting from inadequate or failed internal processes and controls, people and systems, or from external events, such as processing errors, legal and compliance issues, natural or man-made disasters, and cybercrime.	Low - Accepted as a necessary condition of conducting business, but mitigated as much as possible in an economically efficient manner.

 78 | Annual Report on Form 20-F 2024

Risk management

Risk identification and risk assessment

Aegon has identified a risk universe that captures all known material risks to which the company is exposed. To assess all risks, Aegon maintains a documented, consistent methodology for measuring risks. The risk metrics are embedded in Aegon’s key reports and are used for decision-making.

Risk response

Aegon distinguishes the following risk responses, which are particularly relevant where risks are out of tolerance:

•	Risk acceptance: The risk is accepted by management;
•	Risk control: The risk is reduced by reducing the exposure, by improving processes and existing controls or by introducing new controls;
•	Risk transfer: The risk is reduced by insuring the company against the risk or by outsourcing activities to third parties; or
•	Risk avoidance: Activities that are the source of the risk are terminated.

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

Risk control

A system of effective controls is required to mitigate the risks identified. In Aegon’s ERM framework, risk control includes risk governance, risk policies, an internal control framework, model validation, risk framework embedding, risk culture, and compliance.

Change risk management

The ERM framework including the operational risk universe, applies to all change initiatives and special projects across Aegon. For example, when Aegon redomiciled its legal seat to Bermuda, the risk function provided oversight and prepared independent risk opinions for the Board with further monitoring of open items.

Most significant risks

The most significant risks Aegon faces in terms of exposures and required capital are:

•	Financial markets risks (particularly related to credit, equity, and interest rates);
•	Underwriting risks (particularly related to mortality and morbidity risks and policyholder behavior); and
•	Operational risks (particularly related to reputation and continuity of operations).

The ERM framework, including methodologies, policies and a system of effective controls, provides the instruments to effectively manage these risks.

Description of risk types

Financial market risks

Credit risk

Credit risk is the risk of loss resulting from the default by, or failure to meet the contractual obligations of issuers and counterparties. Aegon also considers credit risk to include spread risk, that is, a decline in the value of a bond, loan, or mortgage due to widening credit spreads. Having a well-diversified investment portfolio means that Aegon can accept credit spread risk to earn a liquidity premium on assets that match liabilities. The focus is on high-quality securities with low expected defaults because Aegon has a low appetite for default risk.

Equity market risk and other investment risks

Aegon runs the risk that the market value of its investments changes. Investment risk affects Aegon’s direct investments in the general account, indirect investments where policyholders bear the risk and agreements where Aegon relies on counterparties, such as reinsurance and derivative counterparties.

Aegon has a low preference for investments in equity securities via the general account. Equity investments generate an equity risk premium over the long run, but in combination with a high capital charge result in a relatively low return on capital. Aegon accepts equity exposure through fee-based business in the separate accounts and mutual funds. Aegon has experience and expertise in managing complex investment guarantees and leverages this capability by providing customers access to a range of investment strategies and guaranteed benefits. Although Aegon accepts equity exposure via guarantee products, it prefers to hedge this risk as much as possible.

Other investment risks include real estate exposure in the general account, and indirectly via property funds invested for the account of policyholders.

Annual Report on Form 20-F 2024 | 79

About Aegon Governance and risk management Financial information Sustainability information

Interest rate risk

Aegon is exposed to interest rates as both its assets and liabilities are sensitive to movements in long-term and short-term interest rates and changes in the volatility of interest rates. Aegon may accept interest rate risk to meet customer needs. Aegon’s preference is to mitigate risk to the extent possible.

Currency exchange rate risk

As an international company, Aegon conducts business in different currencies and is therefore exposed to movements in currency exchange rates. Foreign currency exposure exists primarily when policies are denominated in currencies other than the issuer’s functional currency. Currency risk in the investment portfolios backing insurance and investment liabilities is managed using asset-liability matching principles. Assets allocated to equity are held in local currencies to the extent that shareholders’ equity is required to satisfy regulatory and self-imposed capital requirements. Currency exchange rate fluctuations therefore affect the level of shareholders’ equity as a result of converting local currencies into euros (EUR), the company’s reporting currency. The company holds its capital base in various currencies in amounts that correspond to the book value of individual business units.

Inflation risk

Aegon is exposed to inflation risk through inflation-linked benefits offered on some of the products sold by Aegon’s insurance entities, such as pensions or long-term care products. In addition, Aegon is exposed to cost inflation through its expense base. Aegon prefers to mitigate the risk to the extent possible.

Liquidity risk

Aegon needs to maintain sufficient liquidity to meet short-term cash demands, not only under normal conditions, but also in the event of a crisis. To that end, Aegon has established a strong liquidity management framework. The company considers extreme liquidity stress scenarios, including the possibility of prolonged “frozen” capital markets, an immediate and permanent rise in interest rates, and elevated policyholder withdrawals.

Please refer to note 4 “Financial Risk” of Aegon’s financial statements for more information on financial market risks.

Underwriting risk

Underwriting risk relates to the products sold by Aegon’s insurance entities and is the risk of incurring losses when actual experience deviates from Aegon’s best estimate assumptions on mortality, morbidity, policyholder behavior, property & casualty (P&C) claims and expenses. Aegon prefers to grow underwriting risk selectively, but this must work hand-in-hand with a strong underwriting process. Aegon’s earnings depend, to a significant degree, on the extent to which claims experience is consistent with assumptions used to price products and establish technical provisions. Changes in, among other things, morbidity, mortality, longevity trends, and policyholder behavior may have a considerable impact on the company’s results. Assumptions used to price products and establish technical provisions are reviewed on a regular basis. Please refer to note 3 “Critical accounting estimates and judgment in applying accounting policies” of Aegon’s consolidated financial statements for further information.

Operational risk

Like other companies, Aegon faces operational risk resulting from operational failures or external events, such as processing errors, inaccuracies in models used, negative behavior by personnel, non-compliance with laws and regulations, and natural or man-made disasters, including climate change. In addition, major programs or organizational transformations may also increase the potential for operational risks. Aegon’s systems and processes are designed to support complex products and transactions, and to help protect against such issues as system failures, business disruption, financial crime, and breaches of information security. Aegon monitors and analyses these risks, and retains flexibility to update and revise its systems and processes where necessary. Aegon’s operational risk universe distinguishes the following risk types: business risk; legal, regulatory, conduct, and compliance risks; tax risk; financial crime risk; processing risk; information technology and business disruption risks; people risk; and facility risk. These level 1 risk types are split into more granular level 2 risk types. These more granular risk types include, among others, information security risk, conduct risk, fraud risk, modeling risk, and physical damage risk.

 80 | Annual Report on Form 20-F 2024

Risk management

Sustainability risk

Sustainability risk, including climate risk, is not considered a separate risk type but is a risk driver that impacts multiple risks. Sustainability involves financial, underwriting, business, legal, regulatory, conduct, and compliance risk angles. For example, climate change can impact future investment returns. The legal, regulatory, conduct, and compliance risk angle relate to the ability to comply with relevant legal and regulatory requirements. Sustainability is included in Aegon’s risk taxonomy, integrated into its ERM framework, and embedded in the relevant risk policies. Sustainability risk covers 1) business practices, including investments; 2) environmental (including climate change), social and governance aspects; and 3) corporate sustainability goals and commitments.

One of the key sustainability risks identified by Aegon is climate risk. In this context, Group Risk undertakes an annual qualitative company-level climate risk assessment (CRA) across Aegon’s three risk categories: investment risk, underwriting risk, and operational risk. The qualitative assessment identifies the relevant climate risks for Aegon and assesses their severity and manageability. The company-wide assessment builds on local assessments by experts in the business units, covering the likelihood, impact, and speed of occurrence of the identified risks and current, planned, and possible management actions to mitigate these risks. The outcomes of the assessment and recommendations are discussed with senior management, taken through applicable governance, and reported on in the Group Solvency Self- Assessment (GSSA) and in the Task Force on Climate- related Financial Disclosures (TCFD) section of this Annual Report. As part of the annual CRA process, recommendations are made to evolve and further mature each cycle’s local and company-wide assessments.

Aegon also conducts an extensive and systematic quantitative climate risk scenario analysis annually. The scope of this assessment covers our insurance business units, encompassing both general account and separate account assets, excluding reinsurance. To conduct the 2024 annual assessment, Aegon continued its collaboration with Ortec Finance, using their proprietary Climate MAPS solution, a scenario-based tool. For more information, refer to the TCFD section of this Annual Report.

The importance of handling sustainability risk effectively and expeditiously is expected to increase further, given the relevance of sustainability for all stakeholders including society, investors, customers, and regulators.

Fraud risk

Fraud risk is interpreted broadly in Aegon and relates both to operational types of fraud and fraud related financial reporting.

Operational types of fraud are divided between internal and external fraud, that is, fraud committed by employees and fraud committed by others, with external fraud further specified as intermediary fraud or fraud committed by third parties. To combat operational types of fraud, Aegon has put policies in place and reports internally on its adherence to them. To enable the Executive Committee and Board of Directors to assess fraud risks, compliance departments report quarterly on fraud events. In its annual Systematic Integrity Risk Analysis (SIRA), Aegon analyzes its exposure to fraud and its residual risks, taking into account all measures Aegon has put in place to combat fraud. Where gaps are found leading to risks that are out of tolerance, additional measures are put in place.

Furthermore, Aegon has an established process to assess and confirm effective controls are in place concerning fraud in financial reporting. This assessment is performed annually and is based on a set of mandatory scenarios. All Aegon subsidiaries are required to perform the assessment.

Emerging risk scan

On an annual basis, Aegon performs an emerging risk or horizon scan that identifies newly developing or changing risks or signals perceived to have a potentially significant impact on Aegon’s financial strength, competitive position, reputation, or risk profile. It is a critical, cross-functional exercise that examines the impact, proximity (time horizon of occurrence), and velocity (speed of occurrence) of emerging risks to determine potential risk areas that could influence value protection and creation. The scan is used to check the ongoing appropriateness of the risk universe and Aegon’s preparedness to respond to emerging risks and provide input and awareness on emerging topics for strategy development. The scan takes into account the relationship and interconnectivity between threats and opportunities and the impact on business objectives.

Topic identification, assessment, and selection are based on desk research, interviews with internal and external experts, and management selection. Topic areas can include, among others, geopolitics, macro- and financial economics, technology, regulations and supervision, customer preferences, product markets, and sustainability. Outcomes can be used as input for Aegon’s strategy process and possible follow-up in terms of further scenario analysis and deep dives.

Annual Report on Form 20-F 2024 | 81

About Aegon Governance and risk management Financial information Sustainability information

Risk governance framework

Aegon’s risk management is based on a clear, well-defined risk governance. The goals of risk governance are to:

•	Define roles and responsibilities, and risk reporting procedures for decision-makers;
•	Institute a proper system of checks and balances;
•	Provide a consistent framework for managing risk in line with the targeted risk profile; and
•	Facilitate risk diversification.

Governance structure

Aegon’s risk management framework is represented across all levels of the organization. This ensures a coherent and integrated approach to risk management throughout the company. Similarly, Aegon has a comprehensive range of group-wide risk policies that detail specific operating guidelines and limits. These policies include legal, regulatory, and internally set requirements and are designed to keep risk exposures to a manageable level. Any breach of policy limits or warning levels triggers remedial action or heightened monitoring. Further risk policies may be developed at a local level to cover situations specific to particular business units.

Aegon’s risk management governance structure has four layers:

•	The Board of Directors (Board) and its Risk Committee;
•	The CEO and the Executive Committee;
•	The Group Risk & Capital Committee (GRCC) and its sub-committees; and
•	The local Risk & Capital Committees.

The Risk Committee reports to the Board on topics related to the ERM framework and the internal control system. This includes:

•	Risk strategy, risk tolerance, and risk governance;
•	Product development and pricing;
•	Risk assessment;
•	Risk responses and internal control effectiveness;
•	Risk monitoring; and
•	Risk reporting.

The Risk Committee works closely with the Board of Directors Audit Committee (Audit Committee).

For a description of the main roles and responsibilities of the Risk Committee, refer to the Risk Committee section of the Report of the Board of Directors in this Annual Report.

The CEO and the Group’s Chief Risk Officer (CRO) are responsible for informing the Board of any risk that directly threatens the company’s solvency, liquidity, or operations.

The CEO has overall responsibility for managing risk. The CEO adopts the risk strategy, risk governance, risk tolerance, and material changes in risk methodology and risk policies. The Group’s CRO has a standing invitation to attend the CEO meeting and has a direct reporting line to the Board to discuss ERM and related matters. The CRO is also a member of the Executive Committee.

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

The CEO and Executive Committee are supported by the Group Risk & Capital Committee (GRCC). The GRCC is Aegon’s most senior risk committee. It is responsible for managing Aegon’s balance sheet at the global level and is in charge of risk oversight, risk monitoring, and risk management-related decisions on behalf of the CEO and in line with its charter. The GRCC ensures risk-taking is within Aegon’s risk tolerances that the capital position is adequate to support financial strength and regulatory requirements, and that capital is properly allocated. The GRCC informs the CEO about any identified (near) breaches of overall tolerance levels that threaten the risk balance and potential threats to the company’s solvency, liquidity, or operations.

The GRCC has three sub-committees: the ERM framework, Accounting and Actuarial Committee (ERMAAC), the Non-Financial Risk Committee (NFRC), and the Model Validation Committee (MVC).

The purpose of the ERMAAC is to assist the GRCC, CEO, and Executive Committee with financial risk framework setting and maintenance across all group-level balance sheet bases, including policies, standards, guidelines, methodologies, and assumptions.

 82 | Annual Report on Form 20-F 2024

Risk management

The purpose of the NFRC is to assist the GRCC, CEO and Executive Committee with non-financial risk framework setting and maintenance, including policies, standards, guidelines, and methodologies, and to act as a formal discussion and information-exchange platform on matters of concern regarding non-financial risk management.

The MVC is responsible for approving all model validation reports across Aegon. This independent committee reports to the GRCC and the CEO to provide information on model integrity and recommendations on how to strengthen these models further.

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

The following roles are important to realize the objective of the Risk function:

•	Advising on risk-related matters including risk tolerance, risk governance, risk methodology, and risk policies;
•	Supporting and facilitating the development, incorporation, maintenance, and embedding of the ERM framework and sound practices; and
•	Monitoring and challenging the implementation and effectiveness of ERM practices.

In the context of these roles, the Risk function has the following responsibilities:

ERM Framework

•	The overarching ERM Framework supports Aegon’s corporate strategy and enables management to effectively deal with uncertainty and the associated risk-return trade-offs.

Global Risk Appetite (GRA)

•	The GRA is linked to and supports Aegon’s strategy and purpose and translates these into risk tolerances and risk limits.

Risk identification and assessment

•	All material risks are captured and classified in Aegon’s risk universe. An emerging risk process is in place to ensure that the risk universe remains up-to-date and complete. Where and to the degree appropriate, the emerging risk process is aligned with the Double Materiality Assessment (DMA). Risk assessment includes risk measurement across valuation and reporting metrics and feeds into Aegon’s risk strategy, including risk preferences and risk profile considerations.

Risk governance

•	A risk governance framework is in place across all levels of the company, including formal committees, committee charters, memberships across relevant functions, and escalation procedures.

Policies and standards

•	Risk policies and standards set out requirements, roles and responsibilities, and processes to manage risks across the risk universe.

Risk framework embedding

•	The ERM Framework is embedded in Aegon’s key business areas. The Group Solvency Self-Assessment (GSSA) unites the risk and capital management and the business planning processes across Aegon and aligns these to its strategy. The risk strategy is aligned with the business strategy, the strategy execution is closely monitored, and risks are identified on time to ensure strong delivery in a safe and timely manner.

Annual Report on Form 20-F 2024 | 83

About Aegon Governance and risk management Financial information Sustainability information

Risk oversight

•	Major business (and risk) decisions are risk-based, properly risk-informed, and, where relevant, challenged by the Risk function to protect the balance sheet and proper customer conduct.

Risk monitoring and reporting

•	Risks across the risk universe are monitored and reported.

Risk culture

•	Risk culture is embedded across the company.
•	Risk culture encompasses the awareness of employees, management, and leadership of relevant risks and how risks are managed.

Aegon’s group-wide and business-unit risk management staff structure is fully integrated. Business unit CROs have either a direct reporting line to the Group CRO or one of the CROs that reports directly to the Group CRO.

ERM framework maintenance

Aegon continuously works on keeping its ERM framework up-to-date, effective, and fit-for-purpose. The annual risk plan outlines priorities for the year and rationalizes activities that align with Aegon’s strategy and vision. Policies, charters, and other governance documents are regularly reviewed and updated where necessary. Also, activities such as the Emerging Risk Scan provide an internal and external perspective on the risk universe and will signal where updates are required. For example, sustainability risk, including climate risk, has been incorporated more explicitly into our risk taxonomy, relevant risk, and business policies and processes. In addition, internal processes such as policy attestation verify compliance with policies. Non-compliance requires remediating action plans, which are actively monitored to ensure execution.

Internal control system

Aegon has developed an internal control system that serves to facilitate its compliance with applicable laws, regulations (for example, Sarbanes-Oxley Act), and administrative processes, and the effectiveness and efficiency of operations with regard to its objectives, in addition to the availability and reliability of financial and non-financial information. The overall internal control system ensures appropriate control activities for key processes, as well as the documentation and reporting of administrative and accounting information. A key element of the internal control system is to facilitate action planning and embed continuous improvement in the organization’s internal control environment. The internal control system is embedded through policies and frameworks such as the ERM Framework, which includes Model Validation Framework, Operational Risk Management (ORM) Framework, and Information Technology Risk Management (ITRM) Framework. Aegon’s internal control system is considered more encompassing in scope than the Integrated Framework issued by COSO on which criteria for the internal control system are based.

In 2024, the relevant management committees and bodies discussed risk management and internal control topics, including the Executive Committee, Risk Committee, and Audit Committee. An analysis of internal and external audit reports and risk reviews revealed no material weaknesses. As a result, no significant changes or major improvements were made or planned to the risk management and internal control systems.

 84 | Annual Report on Form 20-F 2024

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

Aegon follows several guiding principles in terms of capital and liquidity management:

•	Promoting strong capital adequacy in Aegon’s businesses and operating units
•	Managing and allocating capital efficiently in support of the strategy and in line with its risk tolerance
•	Maintaining an efficient capital structure, with an emphasis on optimizing Aegon’s cost of capital
•	Maintaining adequate liquidity in both the operating units and the Holding to ensure that the company is able to meet its obligations by enforcing stringent liquidity risk policies; and
•	Maintaining continued access to international capital markets on competitive terms

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

Capital adequacy of Aegon’s operating units

Aegon manages capital in its operating units at levels sufficient to absorb moderate shocks without impacting the remittances to the Group. These moderate shocks could be caused by various factors, including general economic conditions, financial market risks, underwriting risks, changes in government regulations, and legal and arbitration proceedings. To mitigate the impact of such factors on the ability of operating units to pay remittances to the Group, Aegon established an operating level of capital in each unit. In its main units, these are: 400% Risk-Based Capital (RBC) Company Action Level (CAL) in the US and 150% Solvency Capital Requirement (SCR) in the UK; based on UK Solvency II. Aegon manages capital in the units to their respective operating levels throughout the cycle.

After investments have been made in new business to generate organic growth, capital generated by Aegon’s operating units is available for distribution to the holding company. In addition to an operating level, Aegon established a minimum dividend payment level of capital in each unit: 350% RBC CAL in the US and 135% SCR in the UK, based on UK Solvency II. As long as the capital position of the unit is above this minimum dividend payment level, the unit is expected to pay remittances to the Group.

When the operating unit’s capital position approaches the minimum dividend payment level, capital management tools will ensure that units will remain well capitalized. The frequent monitoring of actual and forecasted capitalization levels of its operating units is an important element in Aegon’s capital framework to maintain adequate capitalization levels.

The regulatory capital requirement, minimum dividend payment level, operating level, and actual capitalization for Aegon’s main operating units on December 31, 2024 are included in the following table:

Capital requirements	Regulatory capital requirement	Minimum dividend payment level	Operating level	Actual capitalization

US RBC CAL ratio	100%	350%	400%	443%

Scottish Equitable Plc (UK) Solvency II ratio	100%	135%	150%	186%

For more details on the capital ratios and the movement thereof, see note 37 “Capital management and solvency” in Aegon’s consolidated financial statements.

Annual Report on Form 20-F 2024 | 85

About Aegon Governance and risk management Financial information Sustainability information

Improving risk-return profile

Aegon has an active global reinsurance program designed to optimize the risk-return profile of insurance risks. In addition, Aegon monitors the risk-return profile of new business written, withdrawing products that do not create value for its stakeholders.

Aegon continues to take measures to improve its risk-return profile. In particular, several actions were taken in the United States to strengthen the capital position and reduce the volatility of the local capital positions.

Management actions US

As announced during the June 2023 Capital Markets Day, Transamerica aims to improve the quantum and quality of its capital generation, while reducing its exposure to Financial Assets. During 2024, Transamerica has made good progress in implementing its plans.

During 2024 the following management actions related to the Financial Asset portfolio were executed:

•	Actuarially justified rate increases in Long-Term Care with a total value of approvals achieved since the beginning of 2023 amounts to USD 571 million, which is 82% of the USD 700 million target set at the 2023 CMD.
•	During the year, Transamerica achieved its target to purchase at least 40% of the USD 7 billion face value of institutionally owned universal life policies that were in-force at the end of 2021, locking in claims cost and reducing the mortality risk of the overall portfolio. The program achieved the targeted investment hurdles and concluded three years ahead of plan. Though the program has successfully concluded, funding remains available for potential additional purchases if these are economically favorable for Aegon.

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

Aegon uses the cash flows from its operating units to pay for holding expenses, including funding costs. The remaining free cash flow is available to execute the company’s strategy, to strengthen the balance sheet through deleveraging or making capital injections into units as required, to make acquisitions, to fund dividends on its shares, and to return capital to shareholders, if possible, all subject to maintaining the targeted Cash Capital at Holding level. Aegon aims to pay out a sustainable dividend to enable equity investors to share in its performance.

When determining whether to declare or propose a dividend, Aegon's Board of Directors balances prudence with offering an attractive return to shareholders. This is particularly important during adverse economic and/or financial market conditions. Furthermore, Aegon's operating units are subject to local insurance regulations that could restrict remittances to be paid to the holding company or require capital and liquidity support. There is no requirement or assurance that Aegon will declare and pay any dividends.

On December 31, 2024, Aegon held a balance of EUR 1.7 billion in Cash Capital at Holding, compared to EUR 2.4 billion on December 31, 2023. Details on the movement are included in note 37 “Capital management and solvency”, in Aegon’s consolidated financial statements.

 86 | Annual Report on Form 20-F 2024

Capital and liquidity management

Liquidity management

The company’s liquidity risk policy sets guidelines for its operating companies and the Holding to achieve a prudent liquidity profile and to meet cash demands under extreme conditions. Aegon’s liquidity is invested in accordance with the company’s internal risk management policies. Aegon believes that its Cash Capital at Holding, backed by its external funding programs and facilities, is ample for the company’s present requirements.

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

Financial leverage

Aegon defines gross financial leverage as debt or debt-like funding issued for general corporate purposes and for capitalizing Aegon’s business units. Gross financial leverage includes hybrid instruments, as well as subordinated and senior debt. Gross financial leverage was EUR 5.2 billion per December 31, 2024. For more information on the calculation of Financial Leverage see note 37 “Capital management and solvency”, of this report.

The following are metrics that Aegon assesses in managing leverage:

•	Gross financial leverage ratio
•	Fixed charge coverage
•	Various rating agency leverage metrics
•	Other metrics, including gross financial leverage divided by operating capital generation[1]

Aegon’s gross financial leverage ratio is calculated by dividing gross financial leverage by total capitalization. Aegon’s total capitalization consists of the following components:

•	Shareholders’ equity based on IFRS
•	Non-controlling interests and shares related to long-term incentive plans that have not yet vested
•	Contractual service margin, excluding joint-ventures and associates, net of tax
•	Gross (or total) financial leverage

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

Funding and back-up facilities

Aegon Ltd., the parent company, issues the majority of Aegon’s financial leverage. A limited number of other Aegon companies have also issued debt securities, but Aegon Ltd guarantees the vast majority of these securities.

To support the Letters of Credit (LOCs) and to enhance its liquidity position, Aegon maintains backup credit and LOC facilities with international lenders. Aegon entered into a new Revolving Credit Facility (RCF) effective June 29, 2024. Initially established in 2005, this facility has been extended periodically. Eleven banks participated, each contributing USD 125 million, resulting in a total facility size of USD 1.375 billion. The facility amount was reduced from EUR 1.733 billion to USD 1.375 billion. In addition, Aegon’s syndicated USD 1.5 billion Letter of Credit Facility (LCF) maturing in 2026 was reduced to USD 250 million on December 30, 2024. These facilities were reduced as a result of lower contingent liquidity needs following the combination of Aegon’s Dutch insurance and banking activities with a.s.r.

[1]	Capital generation adjusted for market impacts and one-time items

Annual Report on Form 20-F 2024 | 87

About Aegon Governance and risk management Financial information Sustainability information

Rating agency ratings

Aegon’s objective is to maintain robust financial strength ratings in its main operating units, and this plays an important role in determining the company’s overall capital management strategy. Aegon maintains robust financial strength ratings from several international rating agencies for its operating units.

December 31, 2024	Aegon Ltd.	Aegon USA	Aegon UK

S&P Global

Financial strength		A+	A+

Long-term issuer	BBB+

Senior debt	BBB+

Subordinated debt	BBB-

Moody’s Investors Service

Financial strength		A1

Long-term issuer	Baa1

Senior debt	Baa1

Subordinated debt	Baa2

A.M. Best

Financial strength		A

Aegon Group Solvency Ratio

Following the transfer of Aegon’s legal domicile to Bermuda on September 30, 2023, group supervision moved from the Dutch Central Bank (DNB) to the Bermuda Monetary Authority (BMA). Aegon’s group solvency ratio under the Bermuda solvency framework is broadly aligned with that under the previously applied Solvency II framework during a transition period until the end of 2027. This includes translating Transamerica’s capital position into the group solvency position. For more information about group solvency and recent developments, please refer to the “Regulation and supervision” section.

Aegon’s Group solvency ratio was 188% on December 31, 2024, compared with 193% on December 31, 2023. The Group solvency ratio includes Aegon UK based on the local UK Solvency II regulation. Per 4Q 2024 it has been decided to cap the ATHTF (China insurance joint venture) contribution to Group solvency at 100% of its core SCR ratio. This was driven by fungibility considerations in the context of the current low China interest rates. Please refer to note 37 “Capital management and solvency”, of Aegon’s consolidated financial statements for more details.

	December 31, 2024 [1]	December 31, 2023

Group Eligible Own Funds	14,030	14,250

Group SCR	7,466	7,366

Group Solvency ratio	188%	193%

[1]	The Solvency ratios are estimates and are not final until filed with the respective supervisory authority.

Sensitivities

Aegon calculates the sensitivities of its capital ratios as part of its capital management framework. The following table provides an overview of the sensitivities (downward and upward) to certain parameters and their estimated impact on the capital ratio. Aegon has a 29.95% stake in a.s.r. following the completion of the transaction. The impact from this 29.95% stake has been excluded in the sensitivities of the Group solvency ratio.

Please note that the sensitivities listed in the tables below represent sensitivities to Aegon’s position on December 31, 2024. The sensitivities reflect single shocks, where other elements remain unchanged. Real-world market impacts (for example, lower interest rates and declining equity markets) may happen simultaneously, which can lead to more severe combined impacts and may not be equal to the sum of the individual sensitivities presented in the table. The sensitivities reflect inadmissibility restrictions for deferred tax assets (DTA). The DTAs remain recoverable over time. In the US RBC ratio, a part of the DTAs was inadmissible per the end of the reporting period.

 88 | Annual Report on Form 20-F 2024

Capital and liquidity management

	Scenario	Group [1]		Americas [2]		Scottish Equitable Plc

		2024	2023	2024	2023	2024	2023

Equity markets	-25%	(6%)	(5%)	(18%)	(14%)	7%	7%

Equity markets	+25%	(13%)	0%	(29%)	3%	(4%)	(6%)

Interest rates	-50bps	(1%)	0%	(2%)	1%	(1%)	(1%)

Interest rates	+50bps	0%	(1%)	(1%)	1%	1%	1%

Govt spreads	-50bps	0%	0%	n.a.	n.a.	2%	2%

Govt spreads	+50bps	(0%)	(1%)	n.a.	n.a.	(2%)	(2%)

Non-govt spreads	-50bps	1%	1%	0%	0%	1%	1%

Non-govt spreads	+50bps	(1%)	(1%)	(1%)	0%	(0%)	0%

US Credit Defaults [3]	~3x long-term average	(7%)	(3%)	(16%)	(6%)	n.a.	n.a.

US Credit Migration on 10% of assets [4]	1 big letter downgrade	(3%)	(3%)	(6%)	(8%)	n.a.	n.a.

Longevity	+5%	(4%)	(4%)	(8%)	(10%)	(0%)	(1%)

[1]	Excluding impact from 29.95% stake in a.s.r.
[2]	The sensitivities are presented on a Solvency II equivalent basis, after application of the conversion methodology to US regulated (life) companies.
[3]

Defaults equivalent to three times the long-term average over a 12 month period, of which one third is reflected in operating capital generation and the remainder in this scenario; equivalent to a 1-in-10 scenario.

[4]	Downgrade of 10% of the US general account by one big rating letter, equivalent to a 1-in-10 scenario.

Equity sensitivities

Aegon is exposed to equity markets, which is mainly a consequence of indirect equity exposure in the Americas.

In the Americas, equity sensitivities are primarily driven by the variable annuity (VA) business, where base contract fees are charged as a percentage of underlying funds, many of which are equity-based. While guaranteed benefits are fully hedged for equity risk, the indirect equity exposure associated with the base contract fees is not. At the end of 2024, the US RBC ratio has become more sensitive to market movements driven by flooring of reserves on Variable Annuities and the cliff effects that occur when deferred tax assets become inadmissible (“DTA cliff impact”) that Aegon takes into account per year-end 2024.

Interest rates sensitivities

Aegon’s group solvency ratio is not very sensitive to movements in interest rates given the asset liability management and hedging programs that are in place.

In the Americas, a decrease in interest rates leads to higher statutory reserves for variable annuities and universal life products, which are offset by payoffs from interest rate hedging programs. For the Americas, interest rate sensitivity results are quite stable due to the Clearly Defined Hedging Strategy implemented in 3Q 2021 (net of SSAP108 deferrals). The SSAP 108 deferral reduces non-economic statutory surplus volatility by deferring the breakage between the statutory reserves and hedge movement on TLIC. There is a deferral of net loss (creating an asset) in up-rate shocks and a deferral of net gain (creating a liability) in down-rate shocks to the balance sheet of the TLIC legal entity and this is generally amortized over a 10-year period.

A change in sensitivities is shown due to the impact of reserve flooring and the DTA cliff impact that Aegon takes into account per year-end 2024.

For Scottish Equitable (SE) Plc, the main insurance entity of Aegon UK, exposure to lower interest rates leads to higher required capital on mortality, expense, and policyholder lapse risks, which is partly offset by gains on the swaps held in the general account.

Spread sensitivities

The non-government spread sensitivities include shocks on corporate bonds and structured instruments. Overall, Aegon is exposed to the risk of widening credit spreads, which results in lower asset valuations. As a whole, Aegon has little exposure to changes in government spreads. The exposure in the Americas is negligible, and there is a slight risk in SE Plc.

The solvency ratio of the Americas shows hardly any impact from spread widening/narrowing, which results from a higher/lower discount rate used for valuing employee pension plan liabilities offset by the negative/positive impact from lower fixed-income asset values.

Exposure to government spread sensitivities is driven by SE Plc, which is exposed to spreads widening due the reduced value of fixed-income assets.

Annual Report on Form 20-F 2024 | 89

About Aegon Governance and risk management Financial information Sustainability information

Credit default and migration sensitivities

Credit sensitivities reflect the 1-in-10 impact of defaults and migrations separately. Defaults represent the annual impact of a level three times the long-term average with 1/3 in operating capital generation and the remainder as a shock impact. Ratings migrations are equivalent to 10% of the general account portfolio dropping one letter grade. Under the default sensitivity, the credit impairments reduce the value of credit exposures and increase the amount of required capital. The downward rating migrations of credit instruments increase the amount of required capital. Also for credit sensitivities the sensitivity increased due to the DTA cliff impact that Aegon takes into account per year-end 2024.

Longevity sensitivities

All main business units contribute to the company-wide risk that people will live longer than the expectations embedded in our provisions. The exposure has decreased since last year, driven by improved premium deficiency reserve sufficiency in the LTC business in the US, partly offset by the DTA cliff impact that Aegon takes into account per year-end 2024.

 90 | Annual Report on Form 20-F 2024

Regulation and supervision

Regulation and supervision

Individually regulated Aegon companies are subject to prudential supervision in their respective home countries and therefore are required to maintain a minimum solvency margin based on local requirements. In addition, Aegon as a whole is subject to prudential requirements on a group basis, including capital, internal governance, risk management, reporting, and disclosure requirements.

Applicable regulatory regime

Aegon Ltd. has its legal domicile in Bermuda and Aegon’s group supervision is exercised by the Bermuda Monetary Authority (BMA) and, accordingly, the relevant Bermudian laws and regulations concerning group supervision are applicable.

Single-entity level Solvency II supervision is applicable in respect of Aegon’s regulated EEA insurance entities in Spain and Portugal. Aegon’s Asset Management activities in the Netherlands are supervised by the Authority Financial Markets (AFM) and DNB.

In addition, subgroup supervision is exercised by the UK Prudential Regulatory Authority with respect to entities established in the United Kingdom as subsidiaries of Aegon on the basis of the relevant provisions of the UK regulatory regime for insurers. In the United States, Transamerica adheres to the RBC-framework, supervision is exercised by local state regulators and subgroup supervision is exercised by the Iowa Insurance Division.

For other individual regulated subsidiaries, the relevant regulatory regime and legal requirements are applicable. Among others, this comprises Bermuda regulated entities.

Group supervision

Aegon’s group supervision is exercised by the BMA and, accordingly, the relevant Bermudian laws and regulations concerning group supervision are applicable.

The Bermuda Insurance Act 1978 and related regulations provide the BMA with broad authority to perform its group supervisor role with a wide range of functions and supervisory activities, including but not limited to (i) coordinating the gathering of information and dissemination of relevant or essential information for going concerns and emergency situations (including information that is important for the supervisory task of other competent authorities), (ii) reviewing and assess the financial situation of the group, (iii) assessing the compliance with the rules on solvency and risk concentration and intra-group transactions of the group, (iv) assessing the system of governance of the group, (v) planning and coordinate supervisory activities in cooperation with other competent authorities concerned, (vi) coordinating any enforcement action against the group and its members, and (vii) planning and coordinating meetings of the college of supervisors of Aegon. Bermuda’s regulatory regime is well recognized, having been granted equivalent status by the EU under the Solvency II regime and by the United Kingdom under its own UK Solvency II regime. It has also been designated as a qualified jurisdiction and reciprocal jurisdiction by the US National Association of Insurance Commissioners (NAIC).

Group solvency

In Bermuda, Aegon’s group solvency ratio and surplus under the Bermuda solvency framework is broadly aligned with that under the previously applied Solvency II framework during a transition period until the end of 2027. After the transition period, Aegon will fully adopt the Bermudian solvency framework.

Insurance companies are required to determine technical provisions at a value that corresponds with the current exit value of their obligations towards policyholders and other beneficiaries of insurance and reinsurance contracts. The calculation of the technical provisions is based on market-consistent information where possible. The value of the technical provisions is equal to the sum of a best estimate and a risk margin. The discount rate at which technical provisions are calculated, as well as other parameters, may significantly affect the amount and volatility of own funds (the excess of assets over liabilities).

Insurers and reinsurers are required to hold eligible funds to ensure that they can meet their obligations over the next 12 months with a probability of at least 99.5% (that is, the ability to withstand a 1-in-200-year event). This objective is called the Solvency Capital Requirement (SCR). Insurance companies are allowed to use: (a) a standard formula to calculate their SCR, (b) a self-developed internal model for which the approval of supervisory authorities is required, or (c) a partial internal capital model (PICM), a combination of the standard formula and an internal model that also requires approval of supervisory authorities. An internal model should better reflect the actual risk profile of the insurance company than the standard formula. Aegon Ltd. uses a PICM to calculate the SCR. In addition to the SCR, insurance companies must also calculate a Minimum Capital Requirement (MCR). This represents a lower level of financial security than the SCR, below which the level of eligible own funds held by the insurance company is not allowed to drop. An irreparable breach of the MCR would lead to the withdrawal of an insurance company’s license. Insurance companies are required to hold eligible own funds against the SCR and MCR.

Annual Report on Form 20-F 2024 | 91

About Aegon Governance and risk management Financial information Sustainability information

During the transition period, Aegon uses a combination of two methods - Accounting Consolidation and Deduction & Aggregation - to calculate the Group Solvency ratio. For insurance entities domiciled outside the EEA for which provisional or full equivalence applies, such as the United States, Aegon uses the Deduction and Aggregation method, based on local regulatory requirements, to translate these into the Group Solvency position. US insurance entities are included in Aegon’s group solvency calculation in accordance with local US Risk-Based Capital (RBC) requirements. Actual solvency levels are included in note 37 “Capital management and solvency” in Aegon’s consolidated financial statements. Aegon’s UK insurance subsidiaries have been incorporated into Aegon’s Solvency calculation in accordance with UK Solvency II standards, including Aegon UK’s approved Partial Internal Model.

Designation as Internationally Active Insurance Group

Aegon retains its designation as an Internationally Active Insurance Group (IAIG) in accordance with the principles of ComFrame (the Common Framework for the Supervision of IAIGs). The provisions of ComFrame must be implemented in local legislation to have a binding effect. To the extent Bermudian regulations require these provisions for IAIGs, these provisions are applicable. This also applies to the Insurance Capital Standard (ICS), which is being developed as a consolidated group-wide capital standard for IAIGs. The ultimate goal of the ICS is a single ICS that includes a standard methodology by which it achieves comparable outcomes across jurisdictions. The key elements of the ICS include valuation, capital resources, and capital requirements. Ongoing work is intended to lead to improved convergence over time. The ICS was adopted by the International Association of Insurance Supervisors (IAIS) at its Annual General Meeting in December 2024. It is not known yet how the BMA chooses to amend its framework for IAIG supervision in order to be outcome equivalent to the ICS, if required.

Bermuda’s group supervision framework reflects international developments and principles for insurance group supervision adopted by the IAIS. The Insurance Amendment Act 2021 introduced the concept of an IAIG to meet the principles and standards of ComFrame. The Insurance Amendment Act 2021 amended the Insurance Act 1978 to make provision for supervisory requirements relating to the administration of IAIGs in Bermuda. Once designated as an IAIG, the IAIG is subject to any rules that the BMA may make prescribing prudential or technical standards to the IAIG and will continue to be subject to any other group supervision requirements.

Aegon closely monitors all regulatory requirements resulting from its designation as an IAIG. For example, Aegon has noted the BMA Insurance Prudential Standards Recovery Plan Rules 2024. These rules aim to ensure that insurers prepare for a range of possible adverse situations ahead of any severe stress condition. These rules will become effective on May 1, 2025.

In November 2019, the IAIS adopted the Holistic Framework for the assessment and mitigation of systemic risk in the insurance sector. The Holistic Framework consists of an enhanced set of supervisory policy measures and powers of intervention, an annual IAIS global monitoring exercise, and an assessment of consistent implementation of supervisory measures. The provisions of the Holistic Framework must be implemented in local legislation to have a binding effect.

In 2025, the BMA plans to publicly consult on the design and implementation of an insurance resolution regime in line with the standards of the IAIS.

Future laws and regulations

Aegon has taken note of reforms to Bermuda’s prudential regime. Aegon continues to closely monitor all regulatory requirements and changes to them, both at the consolidated level and at the level of individual regulated subsidiaries. In addition to prudential regulatory requirements, this includes ESG-related legislation, such as EU regulation set out in the Corporate Sustainability Reporting Directive, the Taxonomy Regulation, and the Sustainable Finance Disclosure Regulation.

 92 | Annual Report on Form 20-F 2024

Code of Conduct

Code of Conduct

Aegon’s Code of Conduct embodies the company’s values and helps ensure that all employees act ethically and responsibly. It is available at www.aegon.com/coc.

It prescribes a mandatory set of standards for how Aegon employees should conduct business, comply with all applicable laws and regulations, and exercise sound judgment in reaching ethical business decisions in the long-term interests of Aegon’s stakeholders.

Aegon’s Code of Conduct applies to all Directors, officers, and employees of all Aegon companies around the world (regardless of the contractual basis of their employment), including associate companies and joint ventures that are majority-owned and/or controlled by Aegon Ltd. Companies in which Aegon does not hold a majority stake will be expected to either adopt the Aegon Code of Conduct or implement an equivalent code.

All Aegon employees must certify that they have read and understood the Code of Conduct and agree to abide by it. Employees are also required to follow mandatory training regularly to help embed the principles of the Code in the way they work.

Any waivers to the Aegon Code made to Directors or Executive Officers must be approved by the Aegon Ltd. Board of Directors or its Audit Committee. Waivers may only be granted in exceptional circumstances and will be promptly disclosed to our shareholders in accordance with applicable laws and stock exchange requirements. Aegon has elected to comply with home country practice and disclose any waivers to the Aegon Code in the Form 20-F instead of disclosing such waivers to shareholders within four business days under the NYSE rules. No waivers were requested or given during 2024. In April 2024, Aegon’s Code of Conduct was amended as a result of the rebranding and restyling of Aegon and requirements for certain conducts were enhanced.

Aegon Speak Up: Reporting misconduct

Breaching laws and regulations, the Code of Conduct, or internal policies and procedures may have serious consequences for the company and its staff, its customers, shareholders, and business partners, and may also have a profound impact on the financial system or the public interest. Aegon aims to be a trusted long-term partner to all its stakeholders. Therefore, the company would like to be made aware of any suspected unlawful, unethical, or otherwise improper conduct that could harm the company and its stakeholders. Effective detection and resolution of such conduct will help sustain its business and ensure long-term value creation for all stakeholders.

Aegon implemented Aegon Speak Up to demonstrate its commitment to staff and other stakeholders that it encourages people to report any concerns regarding potential misconduct and will not tolerate reprisals for raising a concern that involves Aegon.

Aegon Speak Up provides a safe environment for anyone who wishes to raise a concern about suspected or observed misconduct that involves Aegon.

For this purpose, Aegon has contracted an independent third-party to host a secure reporting channel for employees and others to report potential misconduct. Reports can be submitted online or via toll-free telephone lines in all countries where Aegon conducts business (24 hours a day, 7 days a week). Reporters can choose to remain anonymous. If an issue is found upon investigation, appropriate management action is taken to resolve it and prevent it from happening again.

It is important that people feel supported and protected by the company for bringing issues to the attention of management that may be harmful to the reputation and integrity of the company, its employees, or other stakeholders. Aegon has established specific measures to provide support and to prevent and/or address situations that present a risk of reprisal. Reporters who believe they have experienced retaliation are encouraged to immediately bring the issue to the attention of the Group Compliance Officer directly or by using our Speak Up program.

Annual Report on Form 20-F 2024 | 93

About Aegon Governance and risk management Financial information Sustainability information

Controls and procedures

Disclosure controls and procedures

At the end of the period covered by this Annual Report, Aegon’s management carried out an evaluation, under the supervision and with the participation of its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of Aegon’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on this evaluation, Aegon’s CEO and CFO concluded that, as of December 31, 2024, the disclosure controls and procedures were effective. There have been no material changes in the company’s internal controls, or in other factors, that could significantly affect internal control over financial reporting subsequent to the end of the period covered by this Annual Report.

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

Management’s annual report on internal control over financial reporting

Aegon’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Aegon’s internal control over financial reporting is a process designed under the supervision of Aegon’s principal executive and financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of its published financial statements. Internal control over financial reporting includes policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
•	Provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles;
•	Provide reasonable assurance that receipts and expenditures are made only in accordance with the authorizations of management and directors of the company; and
•	Provide reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on Aegon’s financial statements would be prevented or detected in a timely manner.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management assessed the effectiveness of Aegon’s internal control over financial reporting as of December 31, 2024.

In making its assessment management used the criteria established in “Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission” (COSO, 2013 framework).

There were no changes to our internal control over financial reporting during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Based on the assessment, management concluded that, in all material aspects, the internal control over financial reporting was effective as of December 31, 2024. They have reviewed the results of its work with the Audit Committee of the Board of Directors.

Attestation report of the registered public accounting firm

Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2024, was audited by EY Accountants B.V., an independent registered public accounting firm, as stated in their report included in the ‘Auditor’s report on the Annual Report on Form 20-F’.

Management’s assessment of going concern

Aegon’s management has adopted a going concern basis, in preparing the consolidated financial statements, on the reasonable assumption that the company is, and will be, able to continue its normal course of business in the foreseeable future.

 94 | Annual Report on Form 20-F 2024

Controls and procedures

Relevant facts and circumstances, relating to the consolidated financial position on December 31, 2024, were assessed in order to reach the going concern assumption. The main areas assessed are financial performance, capital adequacy, financial flexibility, liquidity, and access to capital markets, together with the factors likely to affect Aegon’s future development, performance, and financial position. Commentary on these is set out in the “Capital and liquidity management”, “Risk management”, “Results of operations” and “Business overview” sections in this Annual Report.

Aegon’s CEO and CFO concluded that the going concern assumption is appropriate on the basis of the financial performance of the company, its continued ability to access capital markets, adequate solvency ratios, and the level of leverage and Cash Capital at Holding.

The Hague, the Netherlands, March 26, 2025

The Executive Director and CFO of Aegon Ltd.

Lard Friese, CEO

Duncan Russell, CFO

Annual Report on Form 20-F 2024 | 95

About Aegon Governance and risk management Financial information Sustainability information

This page intentionally left blank.

 96 | Annual Report on Form 20-F 2024

Financial information

Annual Report on Form 20-F 2024 | 97

About Aegon Governanc e and risk management Financial information Sustainability information

Financial and business update

100	Selected financial data

102	Results of operations

107	Balance sheet items

109	Capital position

111	Business updates 2024

111	∎ Business update Americas

114	∎ Business update United Kingdom

116	∎ Business update International

117	∎ Business update Asset Management

119	Exchange rates

Consolidated financial statements of Aegon Ltd.

120	Consolidated income statement of Aegon Ltd.

121	Consolidated statement of comprehensive income of Aegon Ltd.

122	Consolidated statement of financial position of Aegon Ltd.

123	Consolidated statement of changes in equity of Aegon Ltd.

126	Consolidated cash flow statement of Aegon Ltd.

Notes to the consolidated financial statements

127	1 General information

127	2 Material accounting policies information

149	3 Critical accounting estimates and judgment in applying accounting policies

151	4 Financial risks

178	5 Segment information

187	6 Insurance revenue

188	7 Insurance service expenses

188	8 Net income / (expenses) on reinsurance held

189	9 Insurance net investment result

196	10 Other net investment result

197	11 Financing net investment result

198	12 Fees and commission income

198	13 Other operating expenses

200	14 Other income / (charges)

201	15 Income tax

202	16 Earnings per share

203	17 Dividend per common share

203	18 Cash and cash equivalents

205	19 Investments

207	20 Derivatives

214	21 Investments in joint ventures and associates

217	22 Deferred expenses

218	23 Other assets and receivables

220	24 Intangible assets

222	25 Shareholders’ equity

227	26 Other equity instruments

228	27 Subordinated borrowings

228	28 Trust pass-through securities

229	29 Insurance contracts, reinsurance contracts held, and investment contracts with discretionary participating features

249	30 Investment contracts without discretionary participating features

250	31 Borrowings

251	32 Provisions

251	33 Defined benefit plans

257	34 Deferred tax

258	35 Other liabilities

259	36 Accruals

259	37 Capital management and solvency

262	38 Fair value

271	39 Commitments and contingencies

274	40 Transfers of financial assets

276	41 Offsetting, enforceable master netting arrangements, and similar agreements

277	42 Companies and businesses acquired and divested

278	43 Group companies

280	44 Related party transactions

282	45 Events after the reporting period

98 |	Annual Report on Form 20-F 2024

Financial statements of Aegon Ltd.

284	Income statement of Aegon Ltd.

285	Statement of financial position of Aegon Ltd.

Notes to the financial statements of Aegon Ltd.

286	1 General information

286	2 Material accounting policies information

286	3 Investment income

286	4 Results from financial transactions

287	5 Commissions and expenses

287	6 Interest charges and related fees

287	7 Income tax

287	8 Shares in group companies

288	9 Loans to group companies

288	10 Non-current assets

288	11 Receivables

288	12 Other current assets

288	13 Share capital

290	14 Shareholders’ equity

292	15 Other equity instruments

293	16 Subordinated borrowings

294	17 Long-term borrowings

294	18 Defined benefit plans

295	19 Other non-current liabilities

295	20 Current liabilities

295	21 Commitments and contingencies

295	22 Number of employees

295	23 Auditor’s remuneration

296	24 Events after the reporting period

296	25 Proposal for profit appropriation

Other information

297	Profit appropriation

298	Major shareholders

Other financial information

302	Schedule I

303	Schedule II

305	Schedule III

306	Schedule IV

307	Schedule V

308	Auditor’s report on the Annual Report on Form 20-F

Additional information

314	Overview of Americas

321	Overview of United Kingdom

325	Overview of International

329	Overview of Aegon Asset Management

332	Risk factors Aegon Ltd.

356	Compliance with regulations

357	Property, plant and equipment

358	Employees and labor relations

359	Group dividend policy

360	The offer and listing

361	Memorandum and Bye-Laws

364	Differences between Bermuda and US company laws

365	Material contracts

366	Exchange controls

367	United States tax consequences to holders of shares

371	Principal accountant fees and services

372	Purchases of equity securities by the issuer and affiliated purchasers

373	Cybersecurity

374	Insider dealing policy

Annual Report on Form 20-F 2024 | 99

About Aegon Governance and risk management Financial information Sustainability information

Selected financial data
The financial results in this Annual Report are based on Aegon’s consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB.
Application of the accounting policies in the preparation of the financial statements requires management to apply judgment involving assumptions and estimates concerning future results or other developments, including the likelihood, timing or amount of future transactions or events. There can be no assurance that actual results will not differ materially from those estimates. Accounting policies that are critical to the presentation of the financial statements and that require complex estimates or significant judgment are described in the notes to the consolidated financial statements
.
A summary of historical financial data is provided in the table below. It is important to read this summary in conjunction with the consolidated financial statements
and
related notes
of this Annual Report.
Selected consolidated income statement information

In EUR millions (except per share amount)	2024	2023	2022	2021 4	2020 4

Amounts based upon IFRS

Insurance service result	376	342	430	n.a.	n.a.

Net investment result	139	(139)	329	n.a.	n.a.

Other result 1	(438)	(894)	(173)	n.a.	n.a.

Premium income 2	n.a.	n.a.	n.a.	13,731	14,105

Investment income 2	n.a.	n.a.	n.a.	4,893	5,087

Total revenues 2	n.a.	n.a.	n.a.	21,091	21,318

Result before tax from continuing operations	660	(391)	827	1,164	(958)

Net result from continuing and discontinued operations	676	(199)	(540)	2,029	(135)

Earnings per common share from continuing and discontinued operations 3

Basic	0.37	(0.12)	(0.30)	0.94	(0.09)

Diluted	0.37	(0.12)	(0.30)	0.94	(0.09)

Earnings per common share B from continuing and discontinued operations 3

Basic	0.01	-	(0.01)	0.02	-

Diluted	0.01	-	(0.01)	0.02	-

Earnings per common share from continuing operations 3

Basic	0.37	(0.11)	0.34	0.48	(0.33)

Diluted	0.37	(0.11)	0.34	0.48	(0.33)

Earnings per common share B from continuing operations 3

Basic	0.01	-	0.01	0.01	(0.01)

Diluted	0.01	-	0.01	0.01	(0.01)
n.a. in above table should be read as “not applicable”.

1	Other result comprises of Fee and commission income, Other operating expenses & Other income / (charges)
2	Premium income, investment income and total revenues are financial statements line items no longer applicable under IFRS 17.
3	Earnings in the above table refers to Net result.
4	2021-2020 comparatives have not been restated at the initial application of IFRS 9 and IFRS 17.

100 |	Annual Report on Form 20-F 2024

Selected financial data

Selected consolidated balance sheet information

In EUR millions	2024	2023	2022	2021 1	2020 1

Amounts based upon IFRS

Assets held for sale / disposal groups	-	432	88,664	-	-

Investments	293,716	266,382	254,759	408,784	380,713

Total assets	327,390	301,581	380,711	468,252	443,814

Shareholders’ equity	7,215	7,475	8,815	23,813	22,018

Reinsurance contracts	15,719	16,000	16,669	20,992	18,910

Insurance contracts	188,233	177,262	176,083	273,745	257,587

Investments contracts with DPF	22,332	21,594	21,055	n.a.	n.a.

Investments contracts without DPF	91,669	75,266	65,227	n.a.	n.a.

Liabilities held for sale	-	389	84,183	-	-
n.a. in above table should be read as “not applicable”.

1	2021-2020 comparatives have not been restated at the initial application of IFRS 9 and IFRS 17.
Number of common shares

In thousands	2024	2023	2022	2021	2020

Balance on January 1	1,814,727	2,109,430	2,106,313	2,098,114	2,105,139

Stock dividends	-	-	13,782	10,665	2,466

Shares withdrawn	(161,929)	(294,703)	(10,665)	(2,466)	(9,491)

Balance at end of period	1,652,797	1,814,727	2,109,430	2,106,313	2,098,114
Number of common shares B

In thousands	2024	2023	2022	2021	2020

Balance on January 1	389,759	546,196	568,839	571,795	585,022

Shares withdrawn	(36,371)	(156,437)	(22,643)	(2,956)	(13,227)

Balance at end of period	353,388	389,759	546,196	568,839	571,795
Dividends
Aegon declared interim and final dividends on common shares for the years 2020 through 2024, in the amounts set forth in the following table. As previously announced, Aegon has moved to a cash only dividend as from the 2022 final dividend. The 2024 interim dividend amounted to EUR 0.16 per common share and EUR 0.004 per common share B, which has financial rights attached to it of 1/40th of a common share. The interim dividend was paid on September 26, 2024. At the General Meeting of Shareholders currently scheduled for June 12, 2025, the Board of Directors will, in line with its earlier announcement and barring unforeseen circumstances, propose a final dividend of EUR 0.19 per common share, and EUR 0.00475 per common share B. The final dividend for 2024 brought the total dividend for 2024 to EUR 0.35 per common share and EUR 0.00875 per common share B.

	EUR per common share			USD per common share

Year	Interim	Final	Total	Interim	Final	Total

2020	0.06	0.06	0.12	0.07	0.07	0.14

2021	0.08	0.09	0.17	0.09	0.10	0.19

2022	0.11	0.12	0.23	0.11	0.13	0.24

2023	0.14	0.16	0.30	0.15	0.17	0.32

2024	0.16	0.19 1	0.35	0.18

1	Proposed

Annual Report on Form 20-F 2024 | 101

About Aegon Governance and risk management Financial information Sustainability information

Results of operations
This Annual Report includes the following
non-IFRS
financial measure: operating result and addressable expenses.
The reconciliation of operating result to the most comparable IFRS measure is presented in note
5 Segment information
of the consolidated financial statements. Operating result reflects Aegon’s profit before tax from underlying business operations and mainly excludes components that relate to accounting mismatches that are dependent on market volatility or relate to events that are considered outside the normal course of business. Operating result is calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies, except for its associate a.s.r. The information on the following tables also includes the non-IFRS
financial measure operating result after tax. This is the
after-tax
equivalent of operating result.
Aegon presents addressable expenses to differentiate between the overall expenses presented in the financial statements and expenses which are recurring and directly under management control. It helps the management to actively take control of by optimizing and rationalizing the spending within the operations. Thus, it helps the investors to understand and analyze the management’s decisions that align with Aegon’s strategic aims and company goals.
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
For the discussion on our operating results and addressable expenses for the year ended December 31, 2023 compared to the year ended December 31, 2022, please see the Results of operations on pages
102-106
in Aegon’s Annual Report 2023.

102 |	Annual Report on Form 20-F 2024

Results of operations

Results overview 2024
Results overview

Amounts in EUR millions	2024	2023	%

Distribution	177	145	22

Savings & Investments	252	226	12

Protection Solutions	578	426	36

Financial Assets	54	311	(83)

Americas	1,062	1,107	(4)

United Kingdom	198	214	(7)

Global Platforms	40	23	71

Strategic Partnerships	161	121	33

Asset Management	201	145	39

Spain & Portugal	91	86	6

China (ATHTF)	24	16	49

Brazil	52	45	15

TLB	29	54	(47)

Other	(13)	(6)	(120)

International	183	196	(6)

Holding and other activities	(159)	(163)	2

Operating result	1,485	1,498	(1)

Fair value items	(208)	76	n.m.

Realized gains / (losses) on investments	(36)	(659)	95

Net impairments	(236)	(92)	(156)

Non-operating items	(480)	(675)	29

Other income / (charges)	(245)	(1,140)	79

Result before tax	760	(317)	n.m.

Income tax	(85)	118	n.m.

Net result	676	(199)	n.m.

Interest on financial leverage classified as equity after tax	(77)	(48)	(59)

Net result after interest on financial leverage classified as equity	599	(247)	n.m.

Average common shareholders’ equity	7,068	8,174	(14)

Return on Equity 1	15.6%	14.7%

Americas	1,579	1,524	4

United Kingdom	430	386	11

Asset Management	386	374	3

International	137	127	8

Holding and other activities	124	120	4

Addressable expenses 2	2,655	2,530	5

Operating expenses	3,307	3,307	-

1	Operating result after tax and after interest on financial leverage classified as equity / average common shareholders’ equity.
2	Addressable expenses for all reporting periods are reported at constant currency at the current period foreign exchange rate.

*	n.m. – not measured

Annual Report on Form 20-F 2024 | 103

About Aegon Governance and risk management Financial information Sustainability information

Net result
The net result for 2024 was EUR 676 million, an improvement compared to the 2023 net loss of EUR 199 million. The increased net result was driven by reduced Other charges, due to lower impact of assumption updates and restructuring charges in the US. More favorable non-operating
items, driven by reduced realized losses on investments contributed as well.
For 2024, the result before tax amounted to EUR 760 million as the operating result was partly offset by Other charges and non-operating
items. The tax expense for the year amounted to EUR 85 million, and included benefits from the dividends received deduction and tax credits in the Americas.
Operating result
Aegon’s operating result decreased by 1% compared to 2023 to EUR 1,485 million. Reduced operating results from the Americas, the UK and International were partly offset by an improved result in Asset Management.
Americas
The operating result from the Americas decreased by 4% to EUR 1,062 million in 2024 compared with EUR 1,107 million in 2023. In local currency, it decreased by USD 48 million to USD 1,149 million. An increase of the operating result was recorded in all three Strategic Assets business segments, reflecting business growth. This was more than offset by a decrease in the operating result of Financial Assets from onerous contracts driven by unfavorable experience variances and the run-off
of the portfolio. The mortality claims experience was overall unfavorable for the year, with an unfavorable experience in the first half of the year only partly offset by a favorable experience across all lines of business in the second half, following the assumption updates in the middle of the year.
•	The operating result of the Distribution business segment increased by 22% to USD 191 million in 2024 compared with 2023. This increase was largely driven by WFG’s increased annuity sales volumes, resulting in higher net commission revenues and higher revenue sharing income from third-party product providers.
•	In the Savings & Investments business segment, the operating result increased by 12% to USD 273 million in 2024 compared with the prior year. This was mainly driven by Retirement Plans which experienced a 9% increase of revenues in this year. This was mainly driven by an increase in fees on higher average account balances, and more investment revenue from a higher asset volume invested at improved returns in the general account stable value fund. This was only partly offset by higher technology and employee expenses to support the growth of the business. Revenues in Mutual Funds marginally increased over the year due to higher fees on higher average asset balances driven by market performance. The Stable Value Solutions line of business recorded USD 15 million lower revenues over the same period due to a reduction of the revenue generating investment balance resulting from contract terminations, as well as participant withdrawals.
•	The operating result of the Protection Solutions business segment increased by 36%, or USD 165 million, to USD 626 million in 2024 compared with 2023, driven by portfolio growth. The net investment result contributed USD 159 million to this increase and reached USD 491 million in 2024. Compared with 2023, higher investment balances and higher book yields in a favorable market environment increased investment income and were partly offset by higher interest accretion on liabilities. The operating result increased also from a growing CSM balance. This increased the release of CSM to USD 300 million in 2024. Experience variance on claims, expenses, and other items was USD 10 million favorable, while it was USD 44 million unfavorable in the prior year. The increase in operating result was partly offset by unfavorable impacts of USD 68 million on onerous contracts in 2024, mainly from further cohorts of older Term Life policies becoming onerous due to elevated post level-term lapses. Onerous new business decreased the operating result of Protection Solutions by USD 36 million in 2024. In addition, a more unfavorable Other insurance result was driven by a change in the allocation of recurring expenses that had previously been reported as expense experience variances.
•	The operating result of the Financial Assets segment decreased by USD 277 million to USD 58 million in 2024, compared with USD 336 million in 2023. The net investment result decreased from a gain of USD 98 million in 2023 to a loss of USD 66 million in the current year. Half of the decrease was driven by one-time
gains in 2023. In addition, general account asset levels decreased from the run-off
of the book and management actions taken and, as a result, the associated investment income decrease was partly offset by lower accretion of interest on liabilities. Furthermore, the decrease of the operating result was driven by a more unfavorable experience from onerous contracts, which amounted to a USD 204 million unfavorable impact in 2024 compared with USD 106 million unfavorable in the prior year. The increase in the unfavorable impact was mainly driven by the reclassification of interest accretion for onerous Variable Annuities contracts from fair value items to operating result. This had an unfavorable, recurring impact of USD 79 million in the period with an offset in fair value items leading to no impact on the net result. The run-off
of the book further reduced the release of CSM by USD 83 million compared with 2023, to USD 522 million in the reporting period.

104 |	Annual Report on Form 20-F 2024

Results of operations

United Kingdom
The operating result from the United Kingdom decreased by 7% compared with 2023 to EUR 198 million. In local currency, the operating result decreased by 10%, over the same period to GBP 167 million. Business growth and favorable markets led to increased revenues and a higher CSM release, but also higher hedging costs, while interest income on cash increased. This was more than offset by unfavorable claims experience in the Protection book, of which the sale was completed in the third quarter of 2024, and higher operating expenses from inflationary pressure.
Asset management
The operating result from Aegon Asset Management (Aegon AM) amounted to EUR 201 million in 2024, an increase of 39% compared with 2023, driven by both Global Platforms and Strategic Partnerships. The operating result increased in Global Platforms driven by both favorable markets which drove higher management fees as well as business growth, including the expansion of the collateralized loan obligation (CLO) business and the asset management partnership with a.s.r. This was partly offset by higher expenses from increased employee expenses. In Strategic Partnerships, the operating result increased mainly driven by a one-time
benefit in both expenses and revenues from AIFMC, which more than offset the impact from adverse market conditions in China. LBP AM’s operating result increased as well benefiting from the expansion of the LBP AM joint venture.
International
The operating result for the International segment decreased by 6% to EUR 183 million in 2024, compared with 2023. This was mainly driven by a lower operating result in TLB resulting from a lower asset balance as a consequence of remittances following the reinsurance transaction between TLB and Transamerica. This was partly offset by higher operating results in the other International units.
The operating result in Brazil increased, benefiting from business growth, favorable claims experience, and an increase of Aegon’s economic stake in the joint venture. In China, the operating result increase reflected expense reductions and improved persistency. Spain & Portugal also reported an increase in operating result, which reflected business growth and favorable claims experience.
Holding
The operating result from the Holding was a loss of EUR 159 million, broadly stable compared with 2023, and mainly reflected funding and operating expenses. The result included a benefit resulting from an internal reinsurance transaction between Transamerica and TLB, offsetting a negative impact in the US. This benefit more than offset the impact of lower returns on Cash Capital at Holding due to a lower balance.
Non-operating
items
The result from
non-operating
items amounted to a loss of EUR 480 million in 2024, mainly driven by fair value items and net impairments.
Fair value items
Fair value items were a loss of EUR 208 million, mainly driven by the Americas, while the UK also contributed.
In the Americas, fair value items amounted to a loss of EUR 161 million in 2024, driven by losses on fair value investments. This was mostly due to underperformance of alternative investments, reflecting valuation of land holdings with economic exposure to lower oil and gas prices and private equity underperformance.
In the UK, fair value losses amounted to EUR 67 million. This reflected the negative revaluations of hedges used to protect the solvency position.
Realized losses on investments
Realized losses on investments amounted to EUR 36 million and were driven by the Americas, where normal trading activity resulted in losses from the sale of fixed-income investments.

Annual Report on Form 20-F 2024 | 105

About Aegon Governance and risk management Financial information Sustainability information

Net impairments
Net impairments for the company were EUR 236 million. These were driven by EUR 224 million of net impairments in the Americas. Most of the impairments in the Americas were related to expected credit loss (ECL) balance increases for bonds and mortgages following more pessimistic ECL economic scenario outputs leading to increases in expected losses. In addition, the ECL reserve increased from a small number of downgrades and defaults mainly from real estate related assets. The remainder of the ECL reserve increase was driven by the purchase of new assets.

Other charges
Other charges amounted to EUR 245 million, and were driven by the Americas, with a partial offset from Aegon’s stake in a.s.r.
Other charges in the Americas amounted to EUR 452 million and were driven by the impact of various assumption and model updates in the context of Transamerica’s annual actuarial assumption review in the second quarter. They mostly related to updated mortality assumptions for universal life and term life products, where the book had been experiencing volatile and unfavorable claims experience. The new assumptions are more consistent with the past experience and resulted in an increase of best-estimate liabilities for onerous contracts, and consequently impacted Other charges.
Additional Other charges included investments in the transformation of Aegon’s business, notably in the US and the UK, and restructuring charges.
An Other income of EUR 325 million was recorded in 2024 to reflect Aegon’s stake in a.s.r.’s net result.
Expenses
Operating expenses remained constant at EUR 3,307 million. Increased addressable expenses were partly offset by lower restructuring expenses and one-time
investments, notably in the US. Furthermore, the expenses from joint ventures & associates, which are not part of addressable expenses, reduced driven by lower expenses in Aegon’s asset management partnership in China, AIFMC.
Addressable expenses, which is on a constant currency basis, increased by 5% when compared to 2023, to EUR 2,655 million. The increase reflects inflationary impacts, and was mainly driven by the Americas and the UK. In the Americas, addressable expenses increased as a result of more employees and from expenses related to the implementation of the Life operating model and other initiatives. For the UK, this reflects higher employee expenses including the onboarding of Nationwide’s financial planning teams.
The reconciliation from operating expenses from continuing operations to addressable expenses is presented in the table below.

Amounts in EUR millions	Note	2024	2023

Insurance-related employee expenses	13	620	604

Non-insurance-related employee expenses	13	1,198	1,107

Insurance-related administrative expenses	13	500	551

Non-insurance-related administrative expenses	13	785	780

Operating expenses for IFRS reporting	13	3,103	3,042

Discontinued operations - intercompany elimination		-	(12)

Operating expenses related to joint ventures and associates		204	276

Operating expenses in result of operations		3,307	3,307

Operating expenses related to joint ventures and associates		(204)	(276)

Amounts attributed to insurance acquisition cashflows		(50)	(49)

Restructuring expenses		(229)	(238)

Operational improvement plan expenses		(161)	(213)

Acquisition and disposals		(1)	(9)

Netting expenses / income		(7)	(4)

Adjusting FX effect 1		-	12

Addressable expenses		2,655	2,530

1
The constant currency amount is calculated by converting the historical amount (sum of reconciling items in the local currencies) using current year’s exchange rate. Then, the difference between the historical amount and the constant currency amount is shown in the ‘Adjusting FX effect’ line.

 106 | Annual Report on Form 20-F 2024

Balance sheet items

Balance sheet items
Balance sheet items

Amounts in EUR millions	2024	2023	%

Shareholders’ equity	7,215	7,475	(3)

Gross financial leverage	5,201	5,064	3

Gross financial leverage ratio (%)	26.5%	26.5%

Americas	5,520	5,063	9

United Kingdom	1,271	1,194	6

International	182	129	41

Eliminations	1	16	(93)

Contractual Service Margin (CSM) 1 (pro-forma after tax)	6,975	6,403	9

1	On IFRS basis, i.e. excluding joint ventures & associates.
Contractual Service Margin (CSM)

Amounts in EUR millions	2024	2023	%

CSM balance at beginning of period	8,251	9,128	(10)

New business	556	430	29

CSM release	(990)	(954)	(4)

Accretion of interest	238	237	1

Claims and policyholder experience variance	(187)	(107)	(74)

Non-financial assumption changes	(123)	(282)	56

Non-disaggregated risk adjustment	133	(364)	n.m.

Market impact on unhedged risk of VFA products	584	700	(17)

Net exchange differences	527	(202)	n.m.

Transfer to disposal groups	(8)	(25)	67

Other movements	9	(309)	n.m.

CSM balance at end of period	8,990	8,251	9

*	n.m. – not measured
Shareholders’ equity
As of December 31, 2024, shareholders’ equity was EUR 7.2 billion, which is EUR 0.3 billion lower than on December 31, 2023. The decrease in equity was driven by capital distributions to shareholders. These more than offset the impact of the net result and favorable currency movements. On a per share basis, shareholders’ equity increased by 6% to EUR 4.53 in 2024.
Gross financial leverage
Gross financial leverage increased by EUR 0.1 billion in the second half of 2024, to EUR 5.2 billion. This increase was driven by the strengthening of the US dollar against the euro.
The movement also reflects the redemption of a EUR 700 million subordinated bond that matured in April 2024, and refinancing it by a USD 760 million senior bond during the same month.

Annual Report on Form 20-F 2024 | 107

About Aegon Governance and risk management Financial information Sustainability information

Contractual Service Margin
The CSM amounted to EUR 9.0 billion per December 31, 2024, an increase of EUR 0.7 billion compared with December 31, 2023.
The CSM release of EUR 990 million was mainly driven by the Americas while the traditional book in the United Kingdom contributed as well. New business contributed EUR 556 million to the CSM, driven by the business growth of the Strategic Assets in the United States.
Non-financial
assumption changes decreased the CSM by EUR 123 million, mainly driven by the annual assumption updates in the United States, primarily reflecting updates in Universal Life and Long-Term Care. Unfavorable claims and policyholder experience variance amounted to EUR 187 million and was mainly driven by the UK, and included repricing activity on Workplace schemes. Markets had a favorable impact on products accounted for under the variable fee approach (VFA), primarily Variable Annuities in the United States and the unit-linked business in the United Kingdom, increasing the CSM by EUR 584 million. Favorable exchange rate movements increased the CSM by EUR 527 million in 2024, driven by the strengthening dollar versus the euro. Various other impacts, including interest accretion and the impact of changes to the Risk Adjustment – which are reflected in the CSM – had a positive impact of EUR 372 million on the CSM.
Americas
In the Americas, the CSM balance at the end of 2024 amounted to EUR 7.0 billion, or USD 7.3 billion in local currency, an increase of USD 157 million compared with December 31, 2023. An increase of the CSM balance in the Protection Solutions business segment (Strategic Assets) was only partly offset by a decrease in the CSM for Financial Assets.
Reflecting Transamerica’s strategy to grow the Strategic Assets, the CSM balance of Protection Solutions increased by USD 641 million during this year to USD 3,443 million at the end of 2024. This was mainly driven by new business which contributed USD 502 million to the CSM, compared with USD 422 million in the prior year. Claims and policyholder experience increased the CSM by USD 154 million mainly due to more favorable expected policyholder behavior and a favorable in-force
update for Indexed Universal Life.
Non-financial
assumption changes increased the CSM with USD 145 million mainly from favorable assumption updates for lapses in Individual Health. Accretion of interest of USD 98 million and favorable market impacts on Variable Universal Life products added to the CSM. The release of CSM amounted to USD 300 million in 2024.
The CSM balance of Financial Assets decreased by USD 484 million in the same period to USD 3,838 million at the end of the second half of 2024, mainly driven by the run-off
of the book. The CSM release of USD 522 million more than offset the CSM added from market impacts and accretion on Variable Annuities of USD 164 million, accretion of interest of USD 145 million, the update of the Risk Adjustment of USD 140 million, and new business of USD 48 million. Claims and policyholder experience variances decreased the CSM by USD 161 million, mainly from market driven impacts on Variable Annuities.
Non-financial
assumption updates decreased the CSM by USD 308 million driven by reinsurance rate increases and recaptures in Universal Life, model refinements, as well as updates to the claims utilization and cost of care assumptions in Long-Term Care. These were partly offset by favorable expense assumption updates, the impact of lower claims incidence rates, and additional anticipated premium rate increase updates.

108 |	Annual Report on Form 20-F 2024

Capital position

Capital position
Main capital ratios

Amounts in millions	2024	2023	%
United States (USD)

Available capital	8,042	8,106	(1)

Required capital	1,817	1,878	(3)

US RBC ratio	443%	432%

Scottish Equitable plc (UK) (GBP)

Own funds	2,206	2,220	(1)

SCR	1,187	1,190	-

UK SE Solvency II ratio	186%	187%

Aegon Ltd. (EUR)

Eligible own funds	14,030	14,250	(2)

Consolidated Group SCR	7,466	7,366	1

Group Solvency ratio	188%	193%
Cash Capital at Holding

Amounts in EUR millions	2024	2023	%
Beginning of period	2,387	1,614	48

Americas	532	514	4

United Kingdom	118	121	(2)

International	126	104	21

Asset Management	60	155	(61)

Dividend received from a.s.r.	217	68	n.m.

Holding and other activities	-	-	n.m.

Gross remittances	1,054	962	10

Funding and operating expenses	(295)	(247)	(20)

Free cash flow	759	715	6

Divestitures and acquisitions	1	2,139	(100)

Capital injections	(56)	(89)	37

Capital flows from / (to) shareholders	(1,413)	(1,525)	7

Net change in gross financial leverage	8	(500)	n.m.

Other	40	32	26

End of period	1,725	2,387	(28)

*	n.m. – not measured
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

Annual Report on Form 20-F 2024 | 109

About Aegon Governance and risk management Financial information Sustainability information

Capital Ratios
US RBC Ratio
The estimated RBC ratio in the United States increased from 432% on December 31, 2023, to 443% on December 31, 2024, and remained above the operating level of 400%.
During 2024, market movements had a positive impact on the RBC ratio, mostly from tightening credit spreads and interest rates movements, as well as favorable equity market movements.
One-time
items and management actions had a negative impact during the year, driven by several factors including restructuring expenses from the implementation of the new Individual Life operating model, the termination of a portfolio of universal life policies that were previously purchased from institutional owners, the impact of actuarial assumption and modelling updates, and a contribution to the own employee pension plan.
Operating capital generation contributed favorably to the US RBC ratio and more than offset remittances to the Holding.
UK Solvency II ratio
The estimated UK Solvency II ratio for Scottish Equitable Plc decreased from 187% on December 31, 2023, to 186% on December 31, 2024, and remained above the operating level of 150%. The positive impacts from operating capital generation and the annual assumption updates were offset by the impacts from remittances to the Holding, a model refinement and some smaller one-time
items, including investments to improve the business.
Group Solvency ratio
The estimated group solvency ratio
decreased
from 193% on December 31, 2023, to 188% on December 31, 2024. This was mainly a reflection of the redemption of EUR 700 million grandfathered Tier 2 securities and capital returns to shareholders including share buyback programs. In addition, there was a negative impact from fungibility haircuts on the own funds of the Chinese insurance joint venture, Aegon THTF Life Insurance Company. Capital generation after holding expenses amounted to EUR 1.5 billion. Market movements had a positive impact of EUR 287 million, mostly driven by the United States.
One-time
items were favorable at EUR 225 million, driven by the positive impact from Aegon’s a.s.r. stake, and partly offset by the impact of management actions in the United States.
Cash capital at Holding and free cash flow
Aegon’s Cash Capital at Holding decreased during 2024 from EUR 2,387 million to EUR 1,725 million. This decrease was largely due to EUR 1.4 billion of capital returns to shareholders, consisting of the 2023 final dividend, the 2024 interim dividend and EUR 893 million of share buybacks. Free cash flow amounted to EUR 759 million and included capital distributions from a.s.r. Other items combined had a negative impact of EUR 7 million.

110 |	Annual Report on Form 20-F 2024

Business update Americas

Business updates 2024
Business update Americas

Amounts in USD millions	2024	2023	%

Distribution KPIs - World Financial Group (WFG)

Number of licensed agents (end of period)	86,142	73,719	17

Number of multi-ticket agents (end of period)	36,239	36,232	-

Transamerica’s market share in WFG (US Life)	63%	64%	(2)

Savings & Investments KPIs

Gross deposits Retirement Plans	30,225	26,517	14

Net deposits Retirement Plans	(16,766)	(4,708)	n.m.

of which: net deposits mid-sized Retirement Plans	557	1,175	(53)

Individual Retirement Accounts AuA	12,723	10,408	22

General Account Stable Value AuA	13,036	11,074	18

Gross deposits Mutual Funds	4,714	5,479	(14)

Net deposits Mutual Funds	(1,843)	(1,237)	(49)

Protection Solutions KPIs

Term Life	66	77	(15)

Whole Life	57	46	23

Traditional Life	123	124	(1)

Indexed Universal Life	351	362	(3)

New life sales (recurring plus 1/10 single) Individual Life	473	486	(3)

Traditional Life	7	8	(11)

Universal Life	60	60	-

New life sales (recurring plus 1/10 single) Workplace Life	67	68	(1)

New premium production Workplace Health	115	105	9

Net deposits Indexed Annuities	1,473	463	n.m.

Financial Assets KPIs

Capital employed in Financial Assets (at operating level)	3,383	3,875	(13)

Net deposits Variable Annuities	(6,143)	(4,989)	(23)

Net deposits Fixed Annuities (excluding SPGAs)	(889)	(992)	10

Variable Annuities dynamic hedge effectiveness ratio (%) 1	99%	99%	-

LTC actual to expected claim ratio (%) (IFRS based)	102%	87%	17

NPV of LTC rate increases approved since end 2022	571	245	133

1	Dynamic Hedge effectiveness ratio (%) represents the hedge effectiveness on targeted risk, in particular impact from linear equity and interest rate movements.

*	n.m. – not measured
Exchange rates

	Weighted average rate		Closing rate per

Per 1 EUR	2024	2023	December 31, 2024	December 31, 2023

USD	1.0821	1.0813	1.0355	1.1047
Transamerica – Aegon’s business in the United States – has a long and proud history of making financial services available to the many, not just the few. The company aims to accelerate its growth and become America’s leading middle market life insurance and retirement company. Transamerica’s Strategic Assets are grouped into three business segments: Distribution, Savings & Investments and Protection Solutions. The results of Financial Assets are presented as a fourth segment.
Non-insurance
businesses are reflected in Distribution and Savings & Investments, while Protection Solutions and Financial Assets contain the insurance businesses.
Strategic Assets business update: Distribution
Transamerica’s Distribution business segment consists of WFG and Transamerica Financial Advisors. Transamerica’s ambition is to increase the number of WFG agents to 110,000 by 2027, while simultaneously improving agent productivity.

Annual Report on Form 20-F 2024 | 111

About Aegon Governance and risk management Financial information Sustainability information

At the end of 2024, WFG’s number of licensed agents grew to 86,142, an increase of 17% compared with the end of 2023. This reflected the successful training of recruits to become licensed agents. In the second half of 2024, WFG has also implemented a new activation program that provides training and other forms of support for newer agents to improve their productivity more quickly. The number of multi-ticket agents – those selling more than one life policy per 12 months – remained stable with 36,239 agents.
In 2024, Transamerica’s market share in the WFG distribution channel in the US amounted to 63% for life products, a decrease of 1%-points compared with 2023. Transamerica continues to further develop its dedicated service provision for WFG agents and its products that are tailored to the US middle market.
Strategic Assets business update: Savings & Investments
Transamerica’s Savings & Investments business segment includes Retirement Plans, Mutual Funds, and Stable Value Solutions. The growth focus lies in recordkeeping and investment services for US defined contribution plans and individual retirement accounts (IRAs), as well as advice to plan participants. The Retirement Plan business aims to increase profitability by growing assets in the General Account Stable Value and IRA allocations, focusing on mid-sized
and pooled plans, and delivering managed advice and other ancillary products and services.
Net deposits
Retirement Plans reported net outflows of USD 16.8 billion in 2024 compared with USD 4.7 billion of net outflows in 2023.
This increase was driven by large-market plans and were largely driven by the discontinuance of two large, low-margin
recordkeeping contracts. Gross deposits in large-market plans increased compared with 2023, but were more than offset by contract discontinuances and higher participant withdrawals.
Net deposits for
mid-sized
plans amounted to USD 0.6 billion, compared with net deposits of USD 1.2 billion in 2023.
The decrease resulted from higher withdrawals as positive equity markets increased the gross value of outflows, as well as the negative impact from contract discontinuances, which was only partially offset by an increase in gross deposits.
Part of the eligible participant withdrawals from both large-market and mid-sized
plans were rolled over to IRAs in an effort to consolidate assets and retain customers, which generated USD 1.4 billion of net deposits during the year.
Net outflows for Mutual Funds amounted to USD 1.8 billion in 2024, compared with outflows of USD 1.2 billion in 2023.
This decrease reflected lower gross deposits in 2024, which was partially offset by lower withdrawal rates in the reporting period compared with 2023.
Account balances
Account balances in Retirement Plans increased by 5% to USD 224 billion at the end of 2024, driven by favorable market movements, up from USD 214 billion at year end 2023.
Mid-sized
plans accounted for USD 54 billion of the total account balances in Retirement Plans as of December 31, 2024, an increase of 13% compared with the level at year-end
of 2023, as a result of both favorable market movements and net deposits.
Transamerica aims to grow and diversify revenue streams by expanding both the General Account Stable Value product and IRAs to USD 16 billion and USD 18 billion of assets under management, respectively, by 2027. Assets under management in the General Account Stable Value product increased by 18% compared with the end of year 2023 to USD 13 billion at the end of the reporting period. Over the same period, IRA account balances increased by 22% to USD 13 billion as of December 31, 2024, driven by efforts to retain assets from retirement plans, additional customer deposits, and favorable markets over the past year.
Strategic Assets business update: Protection Solutions
Transamerica’s Protection Solutions business segment includes insurance businesses covering Individual Life, Individual Health, Workplace Life, Workplace Health, and Indexed Annuities lines of business. The Indexed Annuities line of business includes registered index-linked annuities (RILA) and fixed indexed annuities (FIA). Transamerica is investing in its product manufacturing capabilities and operating model to position its Protection Solutions business for further growth in the US middle market, with distribution through both WFG and third parties.
New life sales
1
Transamerica targets around USD 750 million of annual new life sales in Individual Life by 2027. In 2024, Individual Life new life sales totaled USD 473 million, a decrease of 3% compared with the prior year period. This was mainly driven by lower indexed universal life sales through the WFG distribution channel. Term life product sales decreased given continued competitive pressures, which was offset by an increase in whole life final expense sales.
Workplace Life new life sales amounted to USD 67 million in 2024, stable compared with 2023.
1 Life recurring premiums annualized + 1/10 of Life Single Premiums

112 |	Annual Report on Form 20-F 2024

Business update Americas

New premium production Workplace Health
New premium production for Workplace Health insurance amounted to USD 115 million in 2024, an increase of 9% compared with 2023, driven by higher voluntary benefits sales.
Net deposits Indexed Annuities
Net deposits for Indexed Annuities products amounted to USD 1,473 million in 2024, largely driven by RILA products, compared with USD 463 million of net deposits in 2023. The growth in RILA net deposits was driven by further enhancing the wholesale distribution capacity and improving sales productivity.
Update on Financial Assets
Financial Assets are blocks of business that are capital intensive with relatively low returns on the capital employed. Transamerica is actively managing Variable Annuities with interest rate sensitive riders, Fixed Annuities including Single Premium Group Annuities (SPGAs), the legacy Universal Life book, and Long-Term Care portfolios as Financial Assets.
Transamerica is taking
in-force
management actions on Financial Assets that are expected to reduce the capital employed together with the organic run-off
of the portfolio to USD 2.2 billion by
year-end
2027. On December 31, 2024, Financial Assets had USD 3.4 billion of capital employed, a decrease of USD 0.7 billion compared with December 31, 2022, which is the reference date for this target. Of this decrease, USD 0.5 billion was achieved in 2024. The decrease was mainly driven by favorable market impacts in the Variable Annuities portfolio, the run-off
of the portfolios, and management actions such as the earlier expansion of the dynamic hedging program for the Variable Annuities guaranteed benefits to include the lapse and mortality margins, as well as the reinsurance of a universal life portfolio.
Universal Life
The legacy Universal Life portfolio includes universal life policies with and without secondary guarantees. In addition, Transamerica has reinsured a Universal Life portfolio from Transamerica Life Bermuda. The portfolio is in run-off
with policies maturing or being surrendered over time.
In 2024, Transamerica achieved its target to purchase at least 40% of the USD 7 billion face value of institutionally owned universal life policies that were in-force
at the end of 2021, locking in claims cost and reducing the mortality risk of the overall portfolio. The program achieved the investment target at Aegon’s hurdle rates three years ahead of plan. At the same time, funding remains available for potential additional opportunistic purchases.
Long-term care
Transamerica is actively managing its Long-Term Care business, primarily through premium rate increase programs. The company continues to work with state regulators to obtain approvals for pending and future actuarially justified rate increases. At its 2023 CMD, Aegon announced its intention to achieve approvals for an additional net present value of USD 700 million of premium rate increases. The total value of premium rate increases approved by state regulators since the beginning of 2023 amounts to USD 571 million as of December 31, 2024, which is 82% of the target. Claims experience continues to track well with assumptions, with the actual-to-expected
claim ratio – which includes reserve changes – being mildly unfavorable at 102% in 2024.
Variable Annuities
The portfolio of Variable Annuities with significant interest sensitive riders is a legacy block that will run off over time, and that has been de-risked
by dynamically hedging the market risk associated with guaranteed benefit riders, including the statutory lapse and mortality margins. The hedge program was 99% effective in 2024, continuing its strong track record of managing the financial market risks embedded in the guarantees.
Net outflows in Variable Annuities amounted to USD 6.1 billion in 2024, compared with net outflows of USD 5.0 billion in 2023, in line with expectations. Gross deposits in Variable Annuities increased to USD 1.6 billion from USD 1.1 billion in 2023, mainly from growing sales in a Variable Annuity product with limited guarantees. This was more than offset by higher withdrawals and surrenders.
Fixed Annuities
The Fixed Annuities portfolio is a Financial Asset that will run off relatively quickly over time. Net outflows in the Fixed Annuities book amounted to USD 0.9 billion in the reporting period, compared with net outflows of USD 1.0 billion in 2023, driven by surrenders and withdrawals. In addition, a portfolio of Single Premium Guaranteed Annuities (SPGAs) is managed as a Financial Asset and had net outflows of USD 0.2 billion in 2024, which was the same as compared with 2023.

Annual Report on Form 20-F 2024 | 113

About Aegon Governance and risk management Financial information Sustainability information

Business update United Kingdom

Amounts in GBP millions	2024	2023	%

Adviser Platform	(3,530)	(3,058)	(15)

Workplace Platform	3,674	1,814	103

Total Platform	144	(1,244)	n.m.

Institutional	(122)	2,492	n.m.

Traditional products	(1,790)	(1,196)	(50)

Net deposits / (outflows)	(1,767)	52	n.m.

Adviser Platform	51,603	50,537	2

Workplace Platform	63,210	53,272	19

Total Platform	114,812	103,809	11

Institutional	74,779	68,910	9

Traditional products	30,687	30,312	1

Assets under Administration	220,279	203,030	8

*	n.m. – not measured
Exchange rates

	Weighted average rate		Closing rate per

Per 1 EUR	2024	2023	December 31, 2024	December 31, 2023

Pound Sterling	0.8467	0.8698	0.8268	0.8665
In the United Kingdom, Aegon aims to become the leading digital savings and retirement platform provider in the workplace and adviser markets.
Strategic developments
In April 2023, Aegon announced the sale of its UK individual protection book to Royal London, which supports Aegon’s strategy to focus on its core activities in the UK. The Part VII transfer of the individual protection policies was completed on July 1, 2024.
In August, 2023, Aegon announced an extension of its strategic partnership with Nationwide Building Society (NBS), under which NBS’ financial planning teams moved to Aegon UK. In addition, Aegon UK will continue to provide the platform on which NBS members manage their investments. The transaction, which supports Aegon’s strategy to grow its Advice franchise, was completed on February 1, 2024.
On June 25, 2024, Aegon hosted a webinar to present its plans to accelerate the transformation of Aegon UK into a leading digital savings and retirement platform. The webinar focused on the interconnected business model of Aegon UK with three growth franchises: the Workplace platform, the Adviser platform (formerly known as Retail), and the Advice franchise.
The transformation will enable Aegon UK to grow the combined assets under administration of the combined Adviser and Workplace platforms to above GBP 135 billion by 2028 and to increase its operating capital generation by more than 10% per year. Aegon UK’s IFRS operating result is expected to increase to around GBP 190 million in 2028 from GBP 167 million in 2024. Remittances to the Holding are expected to increase by around GBP 5 million per year during the transformation, starting from approximately GBP 100 million in 2024, with potential for higher remittance growth after the investment period. Aegon UK will self fund the transformation allowing a small decrease in UK SE Solvency II level.
Business update
Net deposits
Net deposits in the Workplace segment of the platform amounted to GBP 3.7 billion in 2024 compared with net deposits of GBP 1.8 billion in 2023. The increase in net deposits benefited from continued growing levels of inflows due to the onboarding of new schemes and higher regular contributions from existing schemes, while the prior year period was negatively impacted by the departure of a large, low-margin
scheme. For Retail, net outflows amounted to GBP 3.5 billion in 2024 compared with net outflows of GBP 3.1 billion in 2023. This reflected continued elevated levels of customer withdrawals, and ongoing consolidation and vertical integration in non-target
adviser segments.

114 |	Annual Report on Form 20-F 2024

Business update United Kingdom

Net outflows in Traditional products amounted to GBP 1.8 billion, compared with net outflows of GBP 1.2 billion in 2023, as this book gradually runs off. For the Institutional business, net outflows amounted to GBP 0.1 billion in 2024, compared with GBP 2.5 billion net deposits in 2023, which benefited from onboarding a large client.
Assets under administration
Total Platform Assets under Administration (AuA) consisting of the Workplace platform and the Adviser platform, increased by 11% to GBP 115 billion compared with December 31, 2023. During the same period, overall AuA, which also includes Traditional products and the Institutional business, increased by 8% to GBP 220 billion. The increase in AuA was mostly driven by market movements in the period.

Annual Report on Form 20-F 2024 | 115

About Aegon Governance and risk management Financial information Sustainability information

Business update International

Amounts in EUR millions	2024	2023	%

Spain & Portugal	35	46	(22)

China	71	103	(32)

Brazil	132	144	(8)

TLB and others	27	21	32
New life sales (recurring plus 1/10 single)	266	314	(15)

New premium production accident & health insurance	58	65	(10)

New premium production property & casualty insurance	69	69	(1)
Exchange rates

	Weighted average rate		Closing rate per

Per 1 EUR	2024	2023	December 31, 2024	December 31, 2023

USD	1.0821	1.0813	1.0355	1.1047

Chinese Yuan Renminbi	7.7861	7.6602	7.5584	7.8344

Hungarian Forint	395.2994	381.6327	411.3650	382.2150

Brazil Real	5.8288	5.4009	6.3972	5.3659

Indian Rupee	90.5344	89.3086	88.6530	91.9221
In Spain & Portugal, China, and Brazil, Aegon is investing in profitable growth. Aegon is maximizing Transamerica Life Bermuda’s (TLB) value, while continuing to make profitable sales on a selective basis. TLB’s closed block of universal life insurance liabilities is reinsured by Transamerica.
Strategic developments
In July 2023, Aegon announced the sale of its 56% stake in its associate in India, Aegon Life Insurance Company, to Bandhan Financial Holdings Limited, an Indian financial services company. This transaction was completed on February 23, 2024.
Business update
New life sales
New life sales decreased by 15% compared with 2023 to EUR 266 million.
•	New life sales in Spain & Portugal decreased by EUR 10 million to EUR 35 million, due to lower sales in Spain’s protection business.
•	New life sales in China decreased by EUR 33 million to EUR 71 million, mostly driven by the negative impact of pricing actions in China – following a regulatory change – to reflect lower interest rates.
•	In Brazil, new life sales decreased by EUR 12 million to EUR 132 million mainly as a result of unfavorable currency movements, while also reflecting strong 2023 sales.
•	For TLB and others, new life sales improved by EUR 7 million to EUR 27 million driven by enhanced product offerings and distribution at TLB.
New premium production for
non-life
business
New premium production for accident & health insurance amounted to EUR 58 million, a decrease of 10% compared with a strong 2023, driven by lower sales from both accident and health products in Spain and partially offset by higher sales in Portugal.
New premium production for property & casualty insurance remained stable at EUR 69 million.

 116 | Annual Report on Form 20-F 2024

Business update Asset Management

Business update Asset Management

Amounts in EUR millions	2024	2023	%

General Account	(376)	1,191	n.m.

Affiliate	(5,219)	(916)	n.m.

Third Party	9,197	(621)	n.m.

Global Platforms	3,602	(347)	n.m.

Strategic Partnerships	4,532	(2,727)	n.m.

Net deposits/(outflows)	8,134	(3,074)	n.m.

Strategic KPIs

Annualized revenues gained/(lost) on net deposits - Global Platforms	12.7	0.8	n.m.

General Account	71,216	70,024	2

Affiliate	39,231	39,674	(1)

Third Party	156,996	139,821	12

Global Platforms	267,443	249,519	7

Strategic Partnerships	64,196	55,483	16

Assets under Management	331,639	305,002	9

*	n.m. – not measured
Exchange rates

	Weighted average rate		Closing rate per

Per 1 EUR	2024	2023	December 31, 2024	December 31, 2023

USD	1.0821	1.0813	1.0355	1.1047

Pound Sterling	0.8467	0.8698	0.8268	0.8665

Hungarian Forint	395.2994	381.6327	411.3650	382.2150

Chinese Yuan Renminbi	7.7861	7.6602	7.5584	7.8344
Aegon Asset Management (Aegon AM) aims to improve efficiency and drive growth through third-party assets and by increasing the share of proprietary investment solutions in its Affiliate business.
Strategic developments
Aegon AM continued to further simplify its activities in Global Platforms to improve efficiency and profitability. Its focus lies on three core competencies: alternative fixed income assets and real assets, being a recognized leader in responsible investing and helping partners with retirement and fiduciary solutions to build market leading retirement platforms. As a result, Aegon AM is rationalizing its product set and has taken cost reduction measures.
Business update
Net deposits
Third-party net deposits in Global Platforms amounted to EUR 9.2 billion in 2024 compared with net outflows of EUR 0.6 billion in 2023. Net deposits were driven by a large new fiduciary client and strong fund performance of alternative fixed income, which also benefited from the asset management partnership with a.s.r.
Third-party net deposits in Strategic Partnerships were driven by the Chinese asset management joint venture AIFMC, and amounted to EUR 4.5 billion in 2024 compared with net outflows of EUR 2.7 billion in 2023. The increase in net deposits was mostly driven by money market funds, in part due to a new collaboration with a consumer finance platform.
Net outflows from the general account were EUR 0.4 billion in 2024, compared with net deposits of EUR 1.2 billion in 2023.
Net outflows from Affiliate amounted to EUR 5.2 billion in 2024 and were driven by a fund modernization effort in the United Kingdom, which led to terminating a lower margin fund. The modernization is expected to drive additional inflows in future years.
Annualized revenues gained / (lost) on net deposits
Annualized revenues gained on net deposits for Global Platforms amounted to EUR 12.7 million for 2024, driven by third-party net deposits.

Annual Report on Form 20-F 2024 | 117

About Aegon Governance and risk management Financial information Sustainability information

Assets under management
Assets under management increased by EUR 27 billion compared with December 31, 2023, to EUR 332 billion. The increase was mainly driven by the impact of favorable markets and third-party net deposits. Favorable currency movements contributed as well.

118 |	Annual Report on Form 20-F 2024

Exchange rates

Exchange rates
Exchange rates on December 31,

		2024			2023			2022

		EUR	USD	GBP	EUR	USD	GBP	EUR	USD	GBP

1	EUR	-	1.0355	0.8268	-	1.1047	0.8665	-	1.0673	0.8872

1	USD	0.9657	-	0.7985	0.9052	-	0.7844	0.9369	-	0.8313

1	GBP	1.2095	1.2524	-	1.1541	1.2749	-	1.1271	1.2030	-
Weighted average exchange rates

		2024			2023			2022

		EUR	USD	GBP	EUR	USD	GBP	EUR	USD	GBP

1	EUR	-	1.0821	0.8467	-	1.0813	0.8698	-	1.0534	0.8528

1	USD	0.9241	-	0.7825	0.9248	-	0.8044	0.9493	-	0.8096

1	GBP	1.1811	1.2780	-	1.1497	1.2432	-	1.1726	1.2352	-

Annual Report on Form 20-F 2024 | 119

About Aegon Governance and risk management Financial information Sustainability information

Consolidated income statement of Aegon Ltd.
For the year ended December 31, 2024

Amounts in EUR millions (except per share data)	Note	2024	2023	2022

Continuing operations

Insurance revenue	6	9,841	10,386	11,251

Insurance service expenses	7, 13	(9,790)	(10,226)	(11,097)

Net income / (expenses) on reinsurance held	8	325	182	275

Insurance service result		376	342	430

Interest revenue on financial instruments calculated using the effective interest method		2,720	2,738	2,898

Interest revenue on financial instruments measured at FVPL		637	737	575

Other investment income		1,340	1,283	1,153

Results from financial transactions		11,593	12,302	(29,505)

Impairment (losses) / reversals		(190)	(86)	(95)

Insurance finance income / (expenses)		(16,506)	(17,650)	25,005

Net reinsurance finance income / (expenses) on reinsurance held		611	699	599

Interest expenses		(171)	(218)	(97)

Insurance net investment result	9	34	(196)	532

Interest revenue on financial instruments calculated using the effective interest method		605	599	409

Interest revenue on financial instruments measured at FVPL		186	89	49

Other investment income		729	550	411

Results from financial transactions		7,634	6,929	(10,656)

Impairment (losses) / reversals		(47)	(33)	(43)

Investment contract income / (expenses)		(8,781)	(7,851)	9,808

Interest expenses		(32)	(45)	(3)

Other net investment result	10	294	238	(26)

Interest charges		(190)	(182)	(182)

Other financing income		-	-	5

Financing net investment result	11	(190)	(182)	(178)

Total net investment result		139	(139)	329

Fees and commission income	12	2,378	2,163	2,272

Other operating expenses	13	(2,961)	(3,000)	(2,786)

Other income / (charges)	14	145	(57)	341

Other result		(438)	(894)	(173)

Result before share in profit / (loss) of joint ventures, associates and tax		77	(691)	585

Share in profit / (loss) of joint ventures		238	196	252

Share in profit / (loss) of associates		345	103	(11)

Result before tax from continuing operations		660	(391)	827

Income tax (expense) / benefit	15	16	209	(71)

Net result from continuing operations		676	(182)	756

Discontinued operations

Net result from discontinued operations		-	(17)	(1,296)

Net result from continuing and discontinued operations		676	(199)	(540)

Net income/ (loss) attributable to:

Owners of Aegon Ltd.		688	(179)	(570)

Non-controlling interests		(12)	(20)	29

Earnings per share (EUR per share) from continuing and discontinued operations 1	16

Basic earnings per common share		0.37	(0.12)	(0.30)

Basic earnings per common share B		0.01	-	(0.01)

Diluted earnings per common share		0.37	(0.12)	(0.30)

Diluted earnings per common share B		0.01	-	(0.01)

Earnings per share (EUR per share) from continuing operations 1

Basic earnings per common share from continuing operations		0.37	(0.11)	0.34

Basic earnings per common share B from continuing operations		0.01	-	0.01

Diluted earnings per common share from continuing operations		0.37	(0.11)	0.34

Diluted earnings per common share B from continuing operations		0.01	-	0.01

1	Earnings in the above table refers to Net result.

120 |	Annual Report on Form 20-F 2024

Consolidated financial statements of Aegon Ltd.

Consolidated statement of comprehensive income
of Aegon Ltd.
For the year ended December 31, 2024

Amounts in EUR millions	Note	2024	2023	2022

Net result from continuing and discontinued operations		676	(199)	(540)

Items that will not be reclassified to profit or loss:

Gains/ (losses) on investments in equity instruments (FVOCI)		1	-	(1)

Changes in revaluation reserve real estate held for own use		(1)	(2)	(1)

Remeasurements of defined benefit plans		(6)	(160)	(44)

Income tax relating to items that will not be reclassified		1	30	(5)

Discontinued operations that will not be reclassified		-	38	704

Insurance items that may be reclassified subsequently to profit or loss:

Unrealized gains / (losses) on financial assets measured at FVOCI	9	(1,101)	1,311	(14,571)

Realized gains / (losses) on disposal of financial assets measured at FVOCI	9	70	577	488

Insurance finance income / (expenses)	9	2,250	(1,626)	18,680

Reinsurance finance income / (expenses)	9	(556)	349	(4,672)

Changes in cash flow hedging reserve		(217)	(185)	(241)

Income tax relating to items that may be reclassified		(86)	(95)	108

Items that may be reclassified subsequently to profit or loss:

Unrealized gains / (losses) on financial assets measured at FVOCI		(86)	225	(1,703)

Realized gains / (losses) on disposal of financial assets measured at FVOCI		12	129	58

Changes in cash flow hedging reserve		5	(7)	49

Movements in foreign currency translation and net foreign investment hedging reserves		224	(85)	137

Equity movements of joint ventures		(27)	(2)	(35)

Equity movements of associates		85	(7)	2

Disposal		(1)	-	-

Disposal of group assets	42	(11)	(9)	149

Income tax relating to items that may be reclassified		22	(72)	333

Discontinued operations that may be reclassified		-	12	(344)

Other		(5)	-	40

Total other comprehensive income / (loss)		573	421	(870)

Total comprehensive income / (loss)		1,248	222	(1,410)

Total comprehensive income/ (loss) attributable to:

Owners of Aegon Ltd.		1,253	259	(1,450)
Non-controlling interests		(4)	(37)	41

Annual Report on Form 20-F 2024 | 121

About Aegon Governance and risk management Financial information Sustainability information

Consolidated statement of financial position of Aegon Ltd.
On December 31

Amounts in EUR millions	Note	2024	2023

Assets

Cash and cash equivalents	18	3,469	4,074

Assets held for sale / disposal groups		-	432

Investments	19	293,716	266,382

Derivatives	20	771	1,429

Investments in joint ventures	21	1,503	1,430

Investments in associates	21	3,122	2,906

Reinsurance contract assets	29	16,021	16,608

Insurance contract assets	29	125	185

Defined benefit assets	33	110	103

Reimbursement rights	33	9	20

Deferred tax assets	34	2,439	2,350

Deferred expenses	22	490	447

Other assets and receivables	23	5,040	4,712

Intangible assets	24	575	504

Total assets		327,390	301,581

Equity and liabilities

Shareholders’ equity	25	7,215	7,475

Other equity instruments	26	1,972	1,951

Issued capital and reserves attributable to owners of Aegon Ltd.		9,187	9,426

Non-controlling interests		126	129

Group equity		9,313	9,554

Subordinated borrowings	27	1,653	2,244

Trust pass-through securities	28	113	111

Reinsurance contract liabilities	29	303	608

Insurance contract liabilities	29	188,359	177,446

Investment contract liabilities with discretionary participating features	29	22,332	21,594

Investment contracts without discretionary participating features	30	91,669	75,266

Derivatives	20	2,435	2,479

Borrowings	31	3,013	2,356

Provisions	32	98	83

Defined benefit liabilities	33	576	669

Deferred gains		6	6

Deferred tax liabilities	34	64	57

Liabilities held for sale / disposal groups		-	389

Other liabilities	35	7,124	8,390

Accruals	36	332	328

Total liabilities		318,077	292,026

Total equity and liabilities		327,390	301,581

Lard Friese
Chief Executive Officer

122 |	Annual Report on Form 20-F 2024

Consolidated financial statements of Aegon Ltd.

Consolidated statement of changes in equity of Aegon Ltd.
For the year ended December 31, 2024

Amounts in EUR millions	Note	Share capital	Retained earnings	Revaluation reserves	Remeasurement of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves 1	Non- controlling interests	Total

On January 1, 2024		7,118	4,753	(3,770)	(1,006)	379	1,951	9,426	129	9,554

Net result recognized in the income statement		-	688	-	-	-	-	688	(12)	676

Other comprehensive income:

Items that will not be reclassified to profit or loss:

Gains/ (losses) on investments in equity instruments designated at FVOCI		-	-	1	-	-	-	1	-	1

Changes in revaluation reserve real estate held for own use		-	-	(1)	-	-	-	(1)	-	(1)

Remeasurements of defined benefit plans		-	-	-	(6)	-	-	(6)	-	(6)

Income tax relating to items that will not be reclassified		-	-	-	1	-	-	1	-	1

Insurance items that may be reclassified subsequently to profit or loss

Unrealized gains / (losses) on financial assets measured at FVOCI		-	-	(1,101)	-	-	-	(1,101)	-	(1,101)

Realized gains / (losses) on disposal of financial assets measured at FVOCI		-	-	70	-	-	-	70	-	70

Insurance finance income / (expenses)		-	-	2,250	-	-	-	2,250	-	2,250

Reinsurance finance income / (expenses)		-	-	(556)	-	-	-	(556)	-	(556)

Changes in cash flow hedging reserve		-	-	(217)	-	-	-	(217)	-	(217)

Income tax relating to items that may be reclassified		-	-	(86)	-	-	-	(86)	-	(86)

Items that may be reclassified subsequently to profit or loss:

Unrealized gains / (losses) on financial assets measured at FVOCI		-	-	(86)	-	-	-	(86)	-	(86)

Realized gains / (losses) on disposal of financial assets measured at FVOCI		-	-	12	-	-	-	12	-	12

Changes in cash flow hedging reserve		-	-	5	-	-	-	5	-	5

Movements in foreign currency translation and net foreign investment hedging reserves		-	-	(242)	(60)	518	-	216	8	224

Equity movements of joint ventures		-	-	-	-	(27)	-	(27)	-	(27)

Equity movements of associates		-	-	-	-	85	-	85	-	85

Disposal		-	-	-	-	(1)	-	(1)	-	(1)

Disposal of group assets		-	-	-	-	(12)	-	(11)	-	(11)

Income tax relating to items that may be reclassified		-	-	15	-	7	-	22	-	22

Other		-	(5)	-	-	-	-	(5)	-	(5)

Total other comprehensive income / (loss)		-	(5)	64	(66)	572	-	565	8	573

Total comprehensive income / (loss) for 2024		-	683	64	(66)	572	-	1,253	(4)	1,248

Shares withdrawn		(24)	24	-	-	-	-	-	-	-

Issuance and purchase of treasury shares		-	(887)	-	-	-	-	(887)	-	(887)

Dividends paid on common shares		-	(521)	-	-	-	-	(521)	-	(521)

Dividend withholding tax reduction		-	3	-	-	-	-	3	-	3

Coupons on perpetual securities		-	(77)	-	-	-	-	(77)	-	(77)

Incentive plans		-	(31)	-	-	-	21	(10)	-	(10)

Change in ownership non-controlling interest		-	-	-	-	-	-	-	2	2

On December 31, 2024	25, 26	7,094	3,949	(3,706)	(1,072)	951	1,972	9,187	126	9,313

1	Issued capital and reserves attributable to owners of Aegon Ltd.

Annual Report on Form 20-F 2024 | 123

About Aegon Governance and risk management Financial information Sustainability information

Consolidated statement of changes in equity of Aegon Ltd.
For the year ended December 31, 2023

Amounts in EUR millions	Note	Share capital	Retained earnings	Revaluation reserves	Remeasurement of defined benefit plans	Other reserves	Other equity instruments	Reserve of discontinued operations held for sale	Issued capital and reserves 1	Non- controlling interests	Total

On January 1, 2023		7,172	7,103	(4,532)	(890)	653	1,943	(691)	10,758	176	10,935

Net result recognized in the income statement		-	(179)	-	-	-	-	-	(179)	(20)	(199)

Other comprehensive income:

Items that will not be reclassified to profit or loss:

Changes in revaluation reserve real estate held for own use		-	-	(2)	-	-	-	-	(2)	-	(2)

Remeasurements of defined benefit plans		-	-	-	(160)	-	-	-	(160)	-	(160)

Disposal of group assets		-	(634)	-	-	-	-	634	-	-	-

Income tax relating to items that will not be reclassified		-	-	-	30	-	-	-	30	-	30

Discontinued operations that will not be reclassified 2		-	-	-	-	-	-	38	38	-	38

Insurance items that may be reclassified subsequently to profit or loss

Unrealized gains / (losses) on financial assets measured at FVOCI		-	-	1,311	-	-	-	-	1,311	-	1,311

Realized gains / (losses) on disposal of financial assets measured at FVOCI		-	-	577	-	-	-	-	577	-	577

Insurance finance income / (expenses)		-	-	(1,626)	-	-	-	-	(1,626)	-	(1,626)

Reinsurance finance income / (expenses)		-	-	349	-	-	-	-	349	-	349

Changes in cash flow hedging reserve		-	-	(185)	-	-	-	-	(185)	-	(185)

Income tax relating to items that may be reclassified		-	-	(95)	-	-	-	-	(95)	-	(95)

Items that may be reclassified subsequently to profit or loss:

Unrealized gains / (losses) on financial assets measured at FVOCI		-	-	225	-	-	-	-	225	-	225

Realized gains / (losses) on disposal of financial assets measured at FVOCI		-	-	129	-	-	-	-	129	-	129

Changes in cash flow hedging reserve		-	-	(7)	-	-	-	-	(7)	-	(7)

Movements in foreign currency translation and net foreign investment hedging reserves		-	-	142	14	(236)	-	-	(80)	(5)	(85)

Equity movements of joint ventures		-	-	-	-	(2)	-	-	(2)	-	(2)

Equity movements of associates		-	-	-	-	(7)	-	-	(7)	-	(7)

Disposal of group assets		-	9	20	-	(32)	-	7	4	(12)	(9)

Income tax relating to items that may be reclassified		-	-	(75)	-	3	-	-	(72)	-	(72)

Discontinued operations that may be reclassified 2		-	-	-	-	-	-	12	12	-	12

Other		-	-	-	-	-	-	-	-	1	-

Total other comprehensive income / (loss)		-	(625)	762	(116)	(274)	-	691	438	(17)	421

Total comprehensive income / (loss) for 2023		-	(804)	762	(116)	(274)	-	691	259	(37)	222

Shares withdrawn		(54)	54	-	-	-	-	-	-	-	-

Issuance and purchase of treasury shares		-	(1,052)	-	-	-	-	-	(1,052)	-	(1,052)

Dividends paid on common shares		-	(495)	-	-	-	-	-	(495)	-	(495)

Dividend withholding tax reduction		-	1	-	-	-	-	-	1	-	1

Coupons on perpetual securities		-	(48)	-	-	-	-	-	(48)	-	(48)

Incentive plans		-	(5)	-	-	-	8	-	3	-	3

Change in ownership non-controlling interest		-	-	-	-	-	-	-	-	(11)	(11)

On December 31, 2023	25, 26	7,118	4,753	(3,770)	(1,006)	379	1,951	-	9,426	129	9,554

1	Issued capital and reserves attributable to owners of Aegon Ltd.
2
The lines “Discontinued operations that will not be reclassified” and “Discontinued operations that may be reclassified” include EUR 675 million and EUR 16 million respectively of reclassifications from opening reserves to the column “Reserve of discontinued operations held for sale”.

124 |	Annual Report on Form 20-F 2024

Consolidated financial statements of Aegon Ltd.

Consolidated statement of changes in equity of Aegon Ltd.
For the year ended December 31, 2022

Amounts in EUR millions	Note	Share capital	Retained earnings	Revaluation reserves	Remeasurement of defined benefit plans	Other reserves	Other equity instruments	Reserve of discontinued operations held for sale	Issued capital and reserves 1	Non- controlling interests	Total

At January 1, 2022		7,354	8,185	(2,580)	(2,199)	258	2,363	-	13,381	196	13,577

Net result recognized in the income statement		-	(569)	-	-	-	-	-	(569)	29	(540)

Other comprehensive income:

Items that will not be reclassified to profit or loss:

Gains/ (losses) on investments in equity instruments (FVOCI)		-	-	(1)	-	-	-	-	(1)	-	(1)

Change in fair value attributable to change in the credit risk of financial liability (FVPL)		-	-	-	-	-	-	-	-	-	-

Changes in revaluation reserve real estate held for own use		-	16	(17)	-	-	-	-	(1)	-	(1)

Remeasurements of defined benefit plans		-	-	-	(44)	-	-	-	(44)	-	(44)

Income tax relating to items that will not be reclassified		-	-	-	(5)	-	-	-	(5)	-	(5)

Discontinued operations that will not be reclassified 2		-	-	-	1,379	-	-	(675)	704	-	704

Insurance items that may be reclassified subsequently to profit or loss

Unrealized gains / (losses) on financial assets measured at FVOCI		-	-	(14,571)	-	-	-	-	(14,571)	-	(14,571)

Realized gains / (losses) on disposal of financial assets measured at FVOCI		-	-	488	-	-	-	-	488	-	488

Insurance finance income / (expenses)		-	-	18,680	-	-	-	-	18,680	-	18,680

Reinsurance finance income / (expenses)		-	-	(4,672)	-	-	-	-	(4,672)	-	(4,672)

Changes in cash flow hedging reserve		-	-	(241)	-	-	-	-	(241)	-	(241)

Income tax relating to items that may be reclassified		-	-	108	-	-	-	-	108	-	108

Items that may be reclassified subsequently to profit or loss:

Unrealized gains / (losses) on financial assets measured at FVOCI		-	-	(1,703)	-	-	-	-	(1,703)	-	(1,703)

Realized gains / (losses) on disposal of financial assets measured at FVOCI		-	-	58	-	-	-	-	58	-	58

Changes in cash flow hedging reserve		-	-	49	-	-	-	-	49	-	49

Movements in foreign currency translation and net foreign investment hedging reserves		-	-	(174)	(20)	320	-	-	125	12	137

Equity movements of joint ventures		-	-	-	-	(35)	-	-	(35)	-	(35)

Equity movements of associates		-	-	-	-	2	-	-	2	-	2

Disposal of group assets		-	-	14	-	135	-	-	149	-	149

Income tax relating to items that may be reclassified		-	-	345	-	(12)	-	-	333	-	333

Discontinued operations that may be reclassified 2		-	-	(315)	-	(14)	-	(16)	(344)	-	(344)

Other		-	40	-	-	-	-	-	40	-	40

Total other comprehensive income / (loss)		-	57	(1,952)	1,310	395	-	(691)	(881)	12	(870)

Total comprehensive income / (loss) for 2022		-	(512)	(1,952)	1,310	395	-	(691)	(1,450)	41	(1,410)

Shares issued		2	-	-	-	-	-	-	2	-	2

Shares withdrawn		(4)	-	-	-	-	-	-	(4)	-	(4)

Issuance and purchase of treasury shares		-	(393)	-	-	-	-	-	(393)	-	(393)

Redemption other equity instruments		-	31	-	-	-	(429)	-	(398)	-	(398)

Dividends paid on common shares		(180)	(167)	-	-	-	-	-	(346)	-	(346)

Coupons on perpetual securities		-	(36)	-	-	-	-	-	(36)	-	(36)

Incentive plans		-	(5)	-	-	-	10	-	4	-	4

Change in ownership non-controlling interest		-	-	-	-	-	-	-	-	(61)	(61)

On December 31, 2022	25, 26	7,172	7,103	(4,532)	(890)	653	1,943	(691)	10,758	176	10,935

1	Issued capital and reserves attributable to owners of Aegon Ltd.
2
The lines “Discontinued operations that will not be reclassified” and “Discontinued operations that may be reclassified” include EUR 1,379 million and EUR (329) million respectively of reclassifications from opening reserves to the column “Reserve of discontinued operations held for sale”.

Annual Report on Form 20-F 2024 | 125

About Aegon Governance and risk management Financial information Sustainability information

Consolidated cash flow statement of Aegon Ltd.
For the year ended December 31

Amounts in EUR millions	Note	2024	2023	2022

Result before tax from continuing operations		660	(391)	827

Result before tax from discontinued operations		-	458	242

Impairment loss on measurement of disposal group		-	(413)	(1,094)

Result before tax from continuing operations and discontinued operations		660	(346)	(25)

Results from financial transactions		(20,665)	(20,540)	60,321

Amortization and depreciation		(31)	(163)	169

Impairment losses		237	116	115

Results from (re)insurance contracts and investment contracts with discretionary participating features		15,519	17,673	(43,253)

Income from joint ventures		(238)	(200)	(289)

Income from associates		(345)	(118)	(4)

Release of cash flow hedging reserve		(124)	(130)	(126)

Other		445	892	479

Adjustments of non-cash items		(5,201)	(2,469)	17,412

Investment contracts without discretionary participating features		12,760	9,742	(14,142)

Accrued expenses and other liabilities		(586)	(442)	(752)

Accrued income and prepayments		(71)	1,325	(997)

Changes in accruals		12,102	10,626	(15,891)

Insurance contracts		(11,904)	(11,770)	(12,163)

Investment contracts with discretionary participating features		(2,525)	(2,030)	(1,797)

Reinsurance contracts held		1,869	923	1,491

Purchase of investments (other than money market investments)		(48,545)	(43,445)	(64,243)

Purchase of derivatives		(64)	(1,011)	(4,140)

Disposal of investments (other than money market investments)		52,606	52,576	87,910

Disposal of derivatives		(107)	(1,612)	(2,306)

Net change in cash collateral		(1,282)	1,592	(3,207)

Net purchase of money market investments		3,244	(1,853)	(340)

Cash flow movements on operating items not reflected in income		(6,708)	(6,631)	1,206

Tax (paid)/ received		(80)	(321)	(38)

Other		(12)	4	6

Net cash flows from operating activities	18	762	864	2,672

Purchase of individual intangible assets (other than future servicing rights)		(15)	(51)	(26)

Purchase of equipment and real estate for own use		(51)	(65)	(72)

Acquisition of subsidiaries, net of cash		(41)	(34)	(29)

Acquisition/capital contributions joint ventures and associates		(8)	(253)	(73)

Disposal of intangible asset		-	3	-

Disposal of equipment		20	46	9

Disposal of subsidiaries and businesses, net of cash		19	(1,964)	604

Disposal joint ventures and associates		37	12	185

Dividend received from joint ventures and associates		340	310	137

Other		(1)	-	(1)

Net cash flows from investing activities	18	300	(1,996)	733

Purchase of treasury shares		(925)	(1,072)	(597)

Proceeds from TRUPS 1 , Subordinated borrowings and borrowings		700	2,670	3,569

Repayment of perpetuals		-	-	(429)

Repayment of TRUPS 1 , subordinated loans and borrowings		(909)	(4,230)	(4,086)

Dividends paid		(521)	(494)	(167)

Coupons on perpetual securities		(68)	(65)	(48)

Payment of lease liabilities		(37)	(39)	(49)

Change in ownership non-controlling interests		2	(11)	(57)

Other		3	-	31

Net cash flows from financing activities	18	(1,755)	(3,241)	(1,834)

Net increase / (decrease) in cash and cash equivalents 2		(694)	(4,373)	1,570

Net cash and cash equivalents at the beginning of the year		4,074	8,486	6,861

Effects of changes in exchange rate		88	(38)	55

Net cash and cash equivalents at the end of the year	18	3,469	4,074	8,486

1	Trust pass-through securities.
2
Included in net increase / (decrease) in cash and cash equivalents are interest received EUR 3,927 million (2023: EUR 5,016 million, 2022: EUR 5,250 million), dividends received EUR 2,387 million (2023: EUR 2,254 million, 2022: EUR 1,856 million) and interest paid EUR 405 million (2023: EUR 516 million, 2022: EUR 247 million). All included in operating activities except for dividend received from joint ventures and associates EUR 340 million (2023: EUR 310 million, 2022: EUR 137 million).

The cash flow statement is prepared according to the indirect method.

126 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements

Notes to the consolidated financial statements
1 General information
Aegon Ltd. is an exempted company with liability limited by shares organized under the laws of Bermuda and registered with the Bermuda Registrar of Companies under number 202302830 and recorded in the Commercial Register of The Hague registered under number 27076669 and with its registered address at Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda. As of October 1, 2023 the Bermuda Monetary Authority has been Aegon’s group supervisor.
Aegon Ltd. has its headquarters in the Netherlands at Aegonplein 50, 2591 TV, The Hague. As Aegon Ltd. currently qualifies as a non-resident
company under Dutch law, certain Dutch law provisions remain applicable to it, including certain provisions of title 9 Book 2 of the Dutch Civil Code regarding the preparation and publication of its annual accounts.
Aegon Ltd. serves as the holding company for the Aegon Group and has listings of its common shares on Euronext Amsterdam and on the New York Stock Exchange (NYSE).
Aegon Ltd. (or “the Company”) and its subsidiaries (“Aegon” or “the Group”) have life insurance and pensions operations and are also active in savings and asset management operations, accident and health insurance and general insurance. Aegon operates fully owned businesses in the United States, the United Kingdom and in asset management, and Aegon also operates partnerships in Spain & Portugal, China, and Brazil, and a strategic partnership in the Netherlands. The Group employs around 15,600 people worldwide (2023: around 15,700).
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
2 Material accounting policies information
2.1 Basis of presentation
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
The consolidated financial statements have been prepared in accordance with historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value, except for the following items, which are measured on an alternative basis at each reporting date:

Item	Measurement basis

Insurance and reinsurance contracts	Fulfillment cash flows plus the CSM

Net defined benefit liability / (asset)	Fair value of plan assets less the present value of the defined benefit obligations

Other impaired non-financial assets	Higher of fair value less costs of disposal and value in use

Financial instruments held to collect financial cash flows	Amortized cost
The consolidated financial statements are presented in euros and all values are rounded to the nearest million unless otherwise stated. The consequence is that the rounded amounts may not add up to the rounded total in all cases. All ratios and variances are calculated using the underlying amount rather than the rounded amount. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities from the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Those estimates are inherently subject to change and actual results may differ from those

Annual Report on Form 20-F 2024 | 127

About Aegon Governance and risk management Financial information Sustainability information estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: insurance and reinsurance contracts as stated in the table above, fair value of certain invested assets and derivatives, purchased intangible assets, goodwill, pension plans, income taxes and the potential effects of resolving litigation matters. Aegon does not use the optional exemption provided under IFRS to group together specific insurance contracts that were issued more than 12 months apart.
Certain amounts in prior period may have been reclassified to conform to the current period presentation. These reclassifications had no effect on net income, shareholders’ equity or earnings per share.
The 2022 and 2023 comparatives include discontinued operations amounts including the effects of the sale of Aegon the Netherlands to a.s.r. This transaction was fully completed in July 2023, as shown in Aegon’s Annual Report 2023.
The consolidated financial statements of Aegon Ltd. were approved by the Board on March 26, 2025. The financial statements will be presented to the Annual General Meeting of Shareholders on June 12, 2025. In accordance with Bermuda law, the annual accounts are not adopted by the General Meeting however pursuant to our bye-laws
are discussed with the General Meeting each Annual General Meeting.
2.1.1 Adoption of new IFRS accounting standards and amendments effective in 2024
The accounting policies and methods of computation applied in the consolidated financial statements are the same as those applied in the 2023 consolidated financial statements, except for the following IFRS standards and amendments that became effective for Aegon since January 1, 2024:
•	Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: Supplier Finance Arrangements (Issued on May 25, 2023)
•	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current (Issued on January 23, 2020)
•	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current - Deferral of effective date (Issued on July 15, 2020)
•	Amendments to IAS 1 Presentation of Financial Statements: Non-current liabilities with covenants (Issued on October 31, 2022)
•	Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback (issued on September 22, 2022)
The impact of the adoption of the amendments to other standards, listed above, was immaterial.
2.1.2 Future adoption of new IFRS accounting standards and amendments
The following standards and amendments to existing standards, published prior to January 1, 2025, were not early adopted by the Group, but will be applied in future years:
•	Annual Improvements Volume 11 (issued on July 18, 2024) – effective January 1, 2026
•	Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (issued on August 15, 2023) – effective January 1, 2025
•	Amendments to IFRS 9 and IFRS 7: Classification and Measurement of Financial Instruments (issued on May 30, 2024) – effective January 1, 2026
•	IFRS 19 Subsidiaries without Public Accountability: Disclosures (issued on May 9, 2024) – effective January 1, 2027
•	IFRS 18 Presentation and Disclosure in Financial Statements (issued on April 9, 2024) – effective January 1, 2027
•	Amendments to IFRS 9 and IFRS 7: Contracts Referencing Nature-dependent Electricity (issued on 18 December 2024)
IFRS 18 Presentation and Disclosure in Financial Statements implements operating profit and profit before financing and income taxes subtotals in the Consolidated income statement. The standard introduces new requirements for classifying income and expenses that will impact presentation, but not impact measurement of the underlying transactions. Furthermore, the standard introduces additional disclosure requirements for Management-defined Performance Measures and reconciliation of such measures to the closest IFRS defined measure in the Notes to the consolidated financial statements.
The impact of the future amendments and standards on the financial statements is being assessed by Aegon.
2.2 Basis of consolidation
Subsidiaries
The consolidated financial statements include the financial information of Aegon Ltd. and its subsidiaries. Subsidiaries (including consolidated structured entities) are entities over which Aegon has control.

128 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 2

The subsidiary’s assets, liabilities, contingent liabilities, and non-controlling
interests are measured at fair value on the acquisition date (unless specific recognition or measurement exceptions apply under IFRS 3) and are subsequently accounted for in accordance with the Group’s accounting policies, which is consistent with IFRS. Intra-group transactions, including Aegon Ltd. shares held by subsidiaries, which are recognized as treasury shares in equity, are eliminated. Intra-group losses may indicate an impairment that requires recognition in the consolidated financial statements.
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
Investment funds
Investment funds managed by the Group in which the Group holds an interest are consolidated in the financial statements if the Group controls the investee. In assessing control, all interests held by the Group in the fund are considered, regardless of whether the financial risk related to the investment is borne by the Group or by the policyholders (unless a direct link between the policyholder and the fund can be assumed).
In determining whether Aegon has power over an investment fund all facts and circumstances are considered, including the following:
•	Control structure of the asset manager (i.e. whether an Aegon subsidiary);
•	The investment constraints posed by investment mandate;
•	Legal rights held by the policyholder to the separate assets in the investment vehicle (e.g. policyholders could have the voting rights related to these investments);
•	The governance structure, such as an independent Board of Directors, representing the policyholders, which has substantive rights (e.g. to elect or remove the asset manager); and
•	Rights held by other parties (e.g. voting rights of policyholders that are substantive or not).
Exposure or rights to variability of returns can be the result of, for example:
•	Investments where Aegon bears the risk;
•	Aegon’s investments where policyholders bear the risk;
•	Guarantees provided by Aegon on return of policyholders in specific investment vehicles;
•	Fees dependent on fund value (including, but not limited to, asset management fees); and
•	Fees dependent on performance of the fund (including, but not limited to, performance fees).
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
Upon consolidation of an investment fund, a liability is recognized to the extent that the Group is legally obliged to buy back participations held by third parties. The liability is presented in the consolidated financial statements as investment contracts. Where no repurchase obligation exists, the participations held by third parties are presented as non-controlling
interests in equity. The assets allocated to participations held by third parties or by the Group on behalf of policyholders are presented in the consolidated financial statements as investments.
Equity instruments issued by the Group that are held by investment funds are eliminated on consolidation. However, the elimination is reflected in equity and not in the measurement of the related financial liabilities toward policyholders or other third parties.

Annual Report on Form 20-F 2024 | 129

About Aegon Governance and risk management Financial information Sustainability information

Structured entities
For structured entities as defined in IFRS 12, the tests and indicators to assess control provided by IFRS 10 are more focused on the purpose and design of the investee (with relation to the relevant activities that most significantly affect the structured entity) and the exposure to variable returns, which for structured entities lies in interests through for example derivatives, and will not be focused on entities that are controlled by voting rights.
Structured entities that are consolidated include affiliated captive insurance companies (captives) with which Aegon enters into reinsurance agreements for risk and capital management purposes. All external financing provided to captives to support statutory reserves is presented as Borrowings to the extent that it has been funded. Letters of credit issued by third parties provided to captives to provide collateral to affiliated insurers are disclosed in the Commitments and contingencies note. These letters of credit have been provided by third parties for the benefit of the affiliated company whose liabilities are reinsured.
Structured entities that are not consolidated include general account investments in non-affiliated
structured entities that are used for investment purposes.
2.3 Foreign exchange translation
a. Translation of foreign currency transactions
Aegon’s consolidated financial statements are presented in euros. Items included in the financial statements of individual group companies are recorded in their respective functional currency which is the currency of the primary economic environment in which each entity operates. Transactions in foreign currencies are initially recorded at the exchange rate prevailing at the date of the transaction.
b. Translation of foreign currency operations
On consolidation, the financial statements of group entities with a foreign functional currency are translated to euros, the currency in which the consolidated financial statements are presented. Assets and liabilities are translated at the closing rates on the reporting date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. Goodwill and fair value adjustments arising on the acquisition of a foreign entity are translated at the closing rates on the reporting date.
The resulting exchange differences are recognized in the “foreign currency translation reserve,” which is part of shareholders’ equity. On disposal of a foreign entity the related cumulative exchange differences included in the reserve are recognized in the income statement.
2.4 Insurance contracts
a) Scope
Insurance contracts are contracts under which the Group accepts a significant insurance risk – other than a financial risk – from a policyholder by agreeing to compensate the beneficiary on the occurrence of an uncertain future event by which he or she will be adversely affected. Significant insurance risk is determined on a present-value basis, where at least one scenario with commercial substance can be identified in which the Group has to pay significant additional benefits. For example, Aegon defines an additional benefit on death of at least 5% as significant. Instances where additional benefits are less than 5% will be considered on a case-by-case
basis, taking into account all the characteristics of the contract. Insurance contracts include products that provide policyholders with the option to take out insurance coverage at predetermined prices, provided this option is shown to have commercial substance.
Contracts that do not meet the definition of insurance contracts are accounted for as financial instruments and discussed in note
2.8 Investment contracts with discretionary participating features.
b) Separating components from insurance contracts
At inception, the following components are separated from an insurance contract and accounted for as if they were standalone financial instruments:
•	Embedded derivatives whose economic characteristics and risks are not closely related to those of the host contract, and whose terms would not meet the definition of an insurance contract as a standalone instrument; and
•	Investment components (i.e. amounts that an insurance contract requires Aegon to repay to a policyholder, even if the insured event does not occur) that are distinct. In other words, investment components that:
°	Do not meet the definition of an investment contract with discretionary participation features;
°	Are not highly interrelated with the insurance component; and
°	For which contracts with equivalent terms are sold, or could be sold, separately in the same market or jurisdiction.

130 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 2

Promises to transfer to a policyholder distinct goods or services other than insurance contract services, are also separated from the host contract and accounted for as a service contract.
Aegon has not identified any components of the insurance contracts recognized at the balance sheet date that require separation when publishing these financial statements.
c) Level of aggregation
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
Groups
Contracts within a portfolio are segregated into:
•	Groups of insurance contracts that are onerous at initial recognition.
•	Groups of insurance contracts that are not onerous at initial recognition, subdivided into:
°	Groups of insurance contracts that have no significant possibility of becoming onerous subsequently; and
°	A group of remaining contracts in the portfolio, if any.
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
Both approaches involve qualitative factors, quantitative factors, or a combination of both; for example, product pricing, assumption setting reviews, reserving, key performance indicators (such as the market-consistent value of the new business and expected loss ratios) and asset liability management and hedging strategies.
In assessing whether a profitable group of contracts could subsequently become onerous, Aegon considers the size of the estimated profit at inception and its sensitivity to changes in the underlying assumptions. Typically, Aegon expects that any insurance contract may become lossmaking if the insured event occurs.
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
d) Recognition
A group of insurance contracts is recognized from the earliest of the following dates: the beginning of the coverage period, the date when the first payment from a policyholder in the group of insurance contracts becomes due, and the date when the group of insurance contracts becomes onerous.

Annual Report on Form 20-F 2024 | 131

About Aegon Governance and risk management Financial information Sustainability information

e) Insurance acquisition cash flows
Insurance acquisition cash flows arise from selling, underwriting, or starting a group of insurance contracts. These cash flows comprise not only the incremental costs of originating insurance contracts but also other (in)direct costs and include cash flows relating to both successful and unsuccessful acquisition efforts such as commissions and underwriting expenses that are directly attributable to the portfolio. Insurance revenue related to insurance acquisition cash flows is recognized on a pure passage of time basis.
f) Insurance contract types
For presentation and analysis purposes, Aegon distinguishes between life and non-life
insurance contracts. Life insurance contracts comprise insurance contracts for which the primary insured risk is life contingent, as well as long-term-care insurance products in the Americas.
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
Insurance contracts with direct participating features
Insurance contracts with direct participating features are defined as life insurance contracts for which, at inception:
•	The contractual terms specify that the policyholder participates in a share of a clearly identified pool of underlying items;
•	Aegon expects to pay to the policyholder an amount equal to a substantial share of the fair value returns on the underlying items, and
•	Aegon expects a substantial proportion of any change in the amounts to be paid to the policyholder to vary with the change in fair value of the underlying items.
In determining whether a pool of underlying items has been clearly identified to the policyholder, Aegon considers all contractual terms and conditions as well as other policyholder communications. Aegon does not need to hold the identified pool of underlying items for a product to qualify as an insurance contract with direct participating features, nor does the existence of Aegon’s discretion to vary the amounts paid to the policyholder preclude qualification. However, the link between policyholder benefits and underlying items must be enforceable and Aegon must not have the ability to change the underlying items with retrospective effect.
Once the presence of a clearly identified pool of underlying items has been established, Aegon uses a methodology for product classification that builds on a two-step
approach with an initial assessment based on product characteristics, followed by a quantitative assessment where the former is not conclusive.
•	The initial assessment based on product characteristics is performed using multiple qualitative indicators. For example, Aegon considers whether a contract includes substantial contractual profit-sharing rates and the degree to which these can subsequently be reset. It also considers the extent to which asset management fees and other charges are commensurate with the services provided and in line with market terms, and whether a product guarantees a minimum return on investment.
•	If the qualitative step is not conclusive on its own, the product undergoes quantitative analysis. Different calculation methods are used, depending on the product characteristics and the market conditions at the inception of the contract.
°	The policyholder’s share in the fair value returns is assessed by comparing the expected total return on the underlying items, net of the asset management fees, with the expected payments to the policyholder that are based on those underlying items. Variable fees and charges that cover multiple services are split into an insurance component and investment management component, with only the latter being deducted from total returns. As a critical judgment, when the policyholder’s share in the fair value returns is within a range between
50%-70%,
Aegon applies judgment when considering qualitative and quantitative factors in product classification.

132 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 2

°	The assessment of the variability in policyholder benefits often requires the use of probability-weighted models, factoring all scenarios where returns are impacted by the allocation of clearly identifiable assets, variable fees and guarantees. The determination of one scenario where there is no variability does not automatically disqualify a product for the variable fee approach but is assessed together with the scenarios in which the guarantee is not in-the-money
at the expected termination date of the contract.
Examples of insurance contracts with direct participating features include unit-linked contracts issued by Aegon UK and Aegon Spain, and variable annuities issued in the Americas.
Insurance contracts without direct participating features
Though for insurance contracts without direct participating features there is no link between underlying assets and the insurance contract, there are products where Aegon provides investment-return services. A product is considered to provide an investment-return service if, and only if, the following apply:
•	The contract contains a non-distinct investment component, or the policyholder has a right to withdraw an amount under the policy;
•	Aegon expects that this amount will include an investment return; and
•	Aegon expects to perform investment activity to generate that investment return.
Products with investment-return services include indexed universal life, fixed deferred annuities, fixed indexed annuities and registered index linked annuities.
Insurance contracts without direct participating features include all non-life
insurance products issued by Aegon, as well as term insurance, whole life, fixed annuities, long term care insurance contracts, and
US-style
universal life products issued in the Americas and Asia.
g) Initial measurement
On initial recognition, Aegon measures a group of contracts at a risk-adjusted, current, and probability-weighted estimate of the present value of the future cash flows (“fulfillment cash flows”) plus or minus the unearned profit on the group of contracts (“contractual service margin”).
Fulfillment cash flows
The fulfillment cash flows reflect Aegon’s view of the current condition at the reporting date, consistent with observable market prices and considering all contractual terms and conditions with commercial substance that are within the contract boundary. Future changes in legislation that would change or discharge a present obligation or create new obligations under existing contracts are only considered when the legislation is substantively enacted.
Fulfillment cash flows also include discretional cash flows, for instance for US universal life type products, that are partially linked to the performance of underlying assets based on the crediting policy that is set by the discretion of the company. Aegon interprets that, in most cases, the stochastic technique is needed to capture the non-linear
characteristic of cash flows, especially when there is material financial guarantee or dynamic lapse behavior associated with the discretional cash flows. Aegon uses the stochastic technique to apply risk-neutral scenarios that are calibrated to replicate the market price of market variables such as equity or interest rates. Such a calibration ensures that the probability-weighted average of payoffs on different scenarios discounted at risk-free rates will be equal to the market price of financial security with the same payoffs.
The methods used to calculate the fulfillment cash flows and the process to estimate the inputs to those methods are discussed in note
29.3 Critical judgements and estimates
.
Contractual service margin
The contractual service margin represents the unearned profit Aegon will recognize as it provides insurance contract services in the future. For onerous insurance contracts, the calculation results in a loss that is recognized in the income statement immediately and for which a corresponding loss component is established as part of the insurance liabilities.
Contract boundary
Cash flows are within the boundary of an insurance contract if they arise from rights and obligations that exist during the period in which Aegon can either compel the policyholder to pay premiums or has a substantive obligation to provide insurance contract services to the policyholder.

Annual Report on Form 20-F 2024 | 133

About Aegon Governance and risk management Financial information Sustainability information

Examples of cash flows within the contract boundary by Aegon’s interpretation are premiums and related cash flows, claim payments (including reported, incurred and all future claims for which Aegon has substantive obligation), payments to policyholders such as payments that vary depending on underlying items or resulting from options and guarantees, claim handling costs, policy administration and maintenance cost, cost for performing investment activities, investment return services or investment related services and allocation of fixed and variable overheads directly attributable to fulfilling insurance contracts. Aegon interprets directly attributable overhead expenses consistent with the principle of Solvency II regarding insurance service obligation. Premiums receivable from the intermediary are included as future cash flows within the contract boundary.
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
h) Subsequent measurement
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
Insurance contracts without direct participating features (general measurement model)
The carrying amount of the contractual service margin for a group of insurance contracts without direct participating features at the end of each reporting period is determined by adjusting the carrying amount with the effect of new contracts added to the group, interest accrued on the contractual service margin during the period, changes in fulfillment cash flows related to future services (except when increases in fulfillment cash flows exceed the carrying amount of contractual service margin, causing a loss, or when decreases in fulfillment cash flows are allocated to the loss component), currency exchange differences affecting the contractual service margin, and insurance revenue recognized for services provided during the period.
Interest accretion
Aegon accretes interest to the contractual service margin based on either the one-year
forward rate or the
one-year
spot-rate, derived from the discount rate curve used to estimate the present value of future cash flows that do not vary based on the returns on any underlying items on initial recognition of the group of contracts.
The amount of interest is calculated on a time-weighted basis, allowing for the timing of the movements in the contractual service margin over the reporting period.

134 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 2

Changes in fulfillment cash flows relating to future services
Changes in the fulfillment cash flows that relate to future services comprise:
•	Experience adjustments arising from premiums received in the period that relate to future services and related cash flows, measured at the discount rates determined on initial recognition;
•	Changes in estimates of the present value of future cash flows in the liability for remaining coverage (other than those that relate to the effects of the time value of the money and changes in financial risks), measured at the discount rates determined on initial recognition;
•	Differences between any non-distinct investment component expected to become payable in the period and the actual non-distinct investment component that becomes payable in the period;
•	Differences between any loan to a policyholder expected to become repayable in the period and the actual loan to a policyholder that becomes repayable in the period; and
•	Changes in the risk adjustment for non-financial risk that relate to future services.
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
The numbers of coverage units in a group of contracts is determined by considering, for each contract, the quantity of the benefits provided and its expected coverage period. Aegon concludes that the coverage period relates to insurance coverage only for business reported under the General Model when contracts do not have investment-return service, and coverage periods relates to both insurance coverage and investment return service when contracts contain investment return service. Coverage period takes account of the expected survivorship of contracts, so it allows for expected lapses and deaths. If a contract provides coverage for more than one insured event or if it provides additional investment-return services, the coverage unit reflects all material benefits.
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
Aegon applies the following formula to determine the amount of contractual service margin to release in each reporting period, where:

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
More information on the coverage units is provided in note
29.3.2.1 Weighting of coverage units
.
Insurance contracts with direct participating features (variable fee approach)
Aegon adjusts the fulfillment cash flows for direct participating contracts to account for changes in the obligation to pay policyholders based on the fair value of underlying items, recognizing these changes in profit or loss. The contractual service margin for each group of contracts is adjusted based on new contracts, changes in fair value related to future services (using current discount rates), risk mitigation policies, changes in the loss component, currency exchange differences and insurance revenue recognition for services provided during the period.

Annual Report on Form 20-F 2024 | 135

About Aegon Governance and risk management Financial information Sustainability information

Changes in fulfillment cash flows relating to future services
Changes in Aegon’s share in the fair value of the underlying items, by definition, relates to future service and is therefore adjusted according to the contractual service margin. The variable fee approach requires changes in fulfillment cash flows to be booked to the contractual service margin if they are the result of a change in the effect of the time value of money or financial risks not arising from the underlying items. Examples include the interest accrued to projected fixed benefits and expense cash flows, and the change in the value of financial guarantees.
Changes in the contractual service margin recognized as insurance revenue
The policy on the recognition of revenue for insurance contracts with direct participating features is the same as under the general measurement model, except that references to “investment-return services” should be read as “investment-related services”. Furthermore, the definition of coverage period is different for contracts with direct participating features. The coverage period reflects both insurance coverage and investment-related services. For such contracts with an accumulation and payout phase, the coverage period reflects both phases of the contract to the extent that insurance coverage and investment-related services are provided in both phases.
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
For these groups of contracts, Aegon does not recognize the entire change in the amount of Aegon’s share of the fair value of the underlying items and changes in fulfillment cash flows relating to future services in the contractual service margin. Instead, the change in the hedged position is recognized as part of the insurance finance expense in the income statement or in other comprehensive income.
Prior to the reporting period, Aegon demonstrates that an economic offset exists between the above mentioned fulfilment cash flows from insurance contracts and the risk mitigating items (i.e. the values of both are generally expected to move in opposite directions because they respond in a similar way to the changes in the risk being mitigated), and demonstrates this is not dominated by credit risk.
i) Loss component
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
j) Premium allocation approach
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
Level of aggregation
Contracts to which the premium allocation approach is applied are grouped together using the same principles as described in paragraph (c) above, with the following modifications:
•	Contracts to which the premium allocation approach is applied, are assumed not to be onerous at inception, unless facts and circumstances indicate otherwise.
•	Contracts to which the premium allocation approach are grouped together in annual cohorts, which is more aligned with the nature of the products.
Acquisition costs
Insurance acquisition cash flows that relate to some (but not all) groups of contracts to which Aegon applies the premium allocation approach are expensed when incurred, provided the coverage period does not exceed 12 months.

136 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 2

Subsequent measurement, including loss component
Given the time between providing each part of the coverage and the related premium, Aegon has chosen not to adjust the liability for the remaining coverage to reflect the time-value of money and the effect of financial risk.
Aegon recognizes the liability for incurred claims of a group of insurance contracts at the amount of the fulfillment cash flows relating to incurred claims. The fulfillment cash flows are discounted at current rates unless the cash flows are expected to be paid in one year or less from the date the claims are incurred.
2.5 Reinsurance contracts
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
Expected reinsurance recoveries include an adjustment for the risk of non-performance
by the reinsurer, which is based on Aegon’s credit exposure, net of collateral, and the perceived counterparty default risk.
a) Separating components from insurance contracts
Similarly to the analysis for insurance contracts (see note
2.4 Insurance contracts
), Aegon has assessed that its reinsurance contracts held do not include components that need to be separated for accounting purposes.
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
c) Reinsurance contracts measured under the general measurement model
Aegon applies the accounting policies disclosed in note
2.4 Insurance contract
for insurance contracts without direct participating features to measure a group of reinsurance contracts held, albeit with the following modifications:
Initial measurement
Aegon estimates the present value of the future cash flows of the group of reinsurance contracts held, using assumptions that are consistent with those used to measure the underlying insurance contracts. The estimate includes an adjustment for the risk of non-performance
by the reinsurer. This includes the potential failure of the reinsurance counterparty due to default, disputes resulting in reduced payments, current financial conditions, and credit standing of the reinsurer, the potential for these conditions to change over time, the extent to which counterparty exposure is collateralized, treaty provisions for non-performance
and special features of the regulatory environment.
Contract boundary
For treaties with open attaching periods, the cessations within the termination window (typically 90 days) are treated as a separate contract for accounting purposes. Cessations that take place after the termination window are treated as a new contract.

Annual Report on Form 20-F 2024 | 137

About Aegon Governance and risk management Financial information Sustainability information

Subsequent measurement
Aegon releases the CSM in the profit or loss at the end of the reporting period based on the coverage unit of the contract which is based on the quantity of benefits and expected coverage duration. To determine the coverage units, Aegon chooses a coverage unit metric that is proportional to the risk transferred, using maximum cover as the basis for coverage units but taking into account the number of underlying direct contracts attached. The coverage unit should reflect the expected pattern of underwriting of the underlying contracts because the level of service provided depends on the number of underlying contracts in-force.
With the exception of reinsurance finance income, all other income and expenses from a group of reinsurance contracts are presented as a single amount.
Finance income related to reinsurance contracts held is presented separately in the income statement and OCI. They are not netted with the finance expenses related to insurance contracts issued.
Loss recovery component
Aegon establishes a loss recovery component for a group of reinsurance contracts when a change in the fulfillment cash flows that relates to future services does not adjust the contractual service margin. It reflects the income recognized in the income statement to offsets the reinsured loss reported on the underlying insurance contracts.
The adjusted amount, and resulting income, is determined by multiplying:
•	The loss recognized on the group of underlying insurance contracts; and
•	The recovery percentage, which is the percentage of claims on the group of underlying insurance contracts that Aegon expects to recover from the reinsurance contracts held.
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
2.6 Insurance revenue and Insurance service expenses
Aegon recognizes insurance revenue as it provides services under groups of insurance contracts and under groups of contracts with discretionary participating features.
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
The revenue recognized in the period represents the total of the changes in the liability for remaining coverage that relate to services for which the Group expects to receive compensation and includes:
•	The release of contractual service margin for services provided in the period;
•	Changes in the risk adjustments for non-financial risk that do not relate to future service, excluding amounts allocated to the loss component;
•	The claims and other insurance service expenses expected to be incurred in the period, excluding amounts allocated to the loss component;
•	Other amounts, such as experience adjustments for premium receipts that do not relate to future service and income tax that is specifically chargeable to the policyholder.
In addition, the insurance revenue recognized in the period includes an allocation of the portion of the premiums that are related to recovering insurance acquisition cash flows. The allocation is based on the passage of time, without interest accumulation. The same amount is also recognized as insurance service expenses. Insurance service expenses arise as Aegon provides coverage and other services under issued insurance contracts and investment contracts with discretionary participating features. It comprises:

138 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 2

•	The incurred claims, excluding repayments of non-distinct investment components, and other incurred insurance service expenses;
•	Adjustments to the liabilities for incurred claims that do not arise from the effects of the time value of money, financial risk, and changes therein;
•	Amortization of insurance acquisition cash flows;
•	Losses on onerous contracts and the reversals of such losses; and
•	Impairment losses on assets for insurance acquisition cash flows and reversals of such impairment losses.
2.7 Insurance finance expenses
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
a) Defining financial risk
Financial risk identified by Aegon can be one or more of the following:
•	Credit risk
•	Fluctuations in equity, real estate, and capital markets
•	Interest rate risk
•	Currency exchange risk
As an example of variables not specific to a party to the contract, assumptions about inflation are considered to relate to financial risk, to the extent that they are based on an index of prices or on prices of assets with inflation-linked returns. Assumptions about inflation that are based on Aegon’s own expectations of specific price changes do not relate to financial risk and are considered to be actuarial assumptions.
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
b) Disaggregation of insurance finance expenses
Aegon disaggregates insurance finance expenses between profit or loss and other comprehensive income for insurance contracts without direct participating features issued in the United States, insurance contracts issued in Asia that are internally reinsured in the United States, certain life insurance products in Spain and reinsurance contracts held.
The amount of insurance finance expenses included in profit or loss is determined by a systematic allocation of the expected total insurance finance income and expenses over the duration of the group of contracts, using the following rates:
•	Discount rates determined at the date of initial recognition of the group of contracts;
•	A rate that allocates the remaining revised expected finance income or expenses over the remaining duration of the group of contracts at a constant rate (expected yield approach); or
•	For contracts that use a crediting rate to determine amounts due to the policyholders using an allocation that is based on the amounts credited in the period and expected to be credited in future periods (projected crediting rate approach).
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
US-style
universal life contracts are not classified as indirect participating products because Aegon considers policyholder benefits to be insufficiently impacted by changes in financial assumptions. These products are measured under the general measurement model.
In the United States, Aegon has elected to apply the projected crediting rate approach to indexed universal life and fixed indexed annuities. Other indirect participating contracts, such as variable universal life and fixed annuities, are accounted for under the expected yield approach.

Annual Report on Form 20-F 2024 | 139

About Aegon Governance and risk management Financial information Sustainability information

2.8 Investment contracts with discretionary participating features
Contracts issued by the Group that do not transfer significant insurance risk but do transfer financial risk from the policyholder to the Group are accounted for as investment contracts.
Certain investment contracts, such as with profit contracts, have participation features whereby the policyholder has the right to receive potentially significant additional benefits which are based on the performance of a specified pool of investment contracts, specific investments held by the Group or on the issuer’s net result. If the Group has discretion over the amount or timing of the distribution of the returns to policyholders, the investment contract liability is measured based on the accounting principles that apply to insurance contracts with similar features.
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
Investment contracts without discretionary participation features are considered and accounted for as financial liabilities.
2.9 Financial assets
a) Recognition and classification
Financial assets are recognized when Aegon becomes a party to the contractual provisions of the instrument. Regular way purchase or sale of financial assets is recognized using trade date accounting.
Financial assets are classified for accounting purposes depending on the cash flow characteristics and the business model under which they were purchased.
The Group determines its business model at the level that best reflects how it manages groups of financial assets to achieve its business objective. The Group’s business model is not assessed on an instrument-by-instrument
basis, but at a higher level of aggregated portfolios and is based on observable factors, such as:
•	How the performance of the business model and the financial assets held within that business model are evaluated and reported to the Group’s senior management;
•	The risks that affect the performance of the business model and the financial assets held within it. In particular, the way those risks are managed;
•	How the Group management is compensated, i.e. whether the compensation is based on the fair value of the assets managed or on the contractual cash flows collected;
•	The expected frequency, value and timing of sales are also important aspects of the Group’s assessment.
In making the assessment of the contractual cash flows, Aegon considers whether they are consistent with a basic lending arrangement i.e. interest includes only consideration for the time value of money, credit risk, other basic lending risks and a profit margin that is consistent with a basic lending arrangement. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.
Aegon presents its financial assets as Investments, Derivatives or Receivables and other assets in its Statement of Financial Position.
Debt instruments
The Group classifies debt instruments at fair value through profit and loss (FVPL) mandatorily if the business model is not to hold the instrument to collect contractual cash flows (or hold to collect and sell the asset) or if the contractual terms introduce exposure to risk or volatility that are inconsistent with a basic lending arrangement, or contractual cash flows are not solely payments of principal and interest (SPPI). Examples of assets that fail the SPPI test in Aegon’s portfolio are investments in funds that are classified as debt and investments in tranches of contractually linked instruments where the credit risk of the tranche is greater than the underlying portfolio’s credit risk.
Within its European insurance entities Aegon holds investments in debt instruments which would not be mandatorily measured at FVPL, however they are designated at FVPL to minimize accounting mismatches with the insurance and investment contract liabilities.

140 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 2

Aegon has classified most of its loan portfolios, and all receivables as measured at amortized cost because they are held to collect contractual cash flows, which cash flows meet the SPPI criteria. Other debt instruments, held in a business model to collect contractual cash flows and to be sold when asset liability management strategy requires, and meet the SPPI criteria are classified as measured at fair value through other comprehensive income (FVOCI).
Equity instruments
Equity instruments are classified as financial assets measured at FVPL. Aegon opted to measure a small portion of its equity instruments at FVOCI.
Derivatives and hedge accounting
All derivatives are carried at FVPL as assets when fair value is positive and as liabilities when fair value is negative.
Aegon designates certain derivatives as hedging instruments in either:
•	Hedges of the fair value of recognized assets or liabilities or firm commitments (fair value hedges);
•	Hedges of highly probable future cash flows attributable to a recognized asset or liability or a highly probable forecast transaction (cash flow hedges); or
•	Hedges of a net investment in a foreign operation (net investment hedges).
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
Additional details on derivatives and hedge accounting is disclosed in note
20 Derivatives.
b) Initial measurement
At initial recognition, Aegon measures a financial asset at its fair value plus or minus, in the case of a financial asset not at FVPL, transaction costs that are incremental and directly attributable to the acquisition or issue of the financial asset or financial liability, such as fees and commissions. Immediately after initial recognition, an expected credit loss allowance (ECL) is recognized for financial assets measured at amortized cost and investments in debt instruments measured at FVOCI, as described in note
4.2.6 Expected credit losses,
which results in an accounting loss being recognized in profit or loss when an asset is newly originated.
c) Subsequent measurement
Debt instruments measured at amortized cost and FVOCI
Interest revenue from financial assets measured at amortized cost or FVOCI is included in “Interest revenue on financial instruments calculated using the effective interest rate method”.
Movements in the carrying amount of FVOCI debt instruments are taken through OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses on the instrument’s amortized cost that are recognized as profit or loss. When the debt instrument is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in “Net Investment result.” In the case of equity instruments measured at FVOCI the cumulative gain or loss would never be recycled in profit or loss.
When the debt instrument is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in “Net Investment result”.
Financial instruments measured at FVPL
Gains and losses on financial instruments at FVPL are included in the Results from financial transactions line in the consolidated income statement, unless the financial instrument has been designated as a hedging instrument in a cash flow hedge or a hedge of a net investment in a foreign operation, when the effective portion of the fair value change is recognized in other comprehensive income. Fair value movements of fair value hedge instruments are offset by the fair value movements of the hedged item, and the resulting hedge ineffectiveness, if any, is included in result from financial transactions.
Interest revenue from debt securities at FVPL and derivatives is presented separately as “Interest revenue from financial instruments measured at FV.”

Annual Report on Form 20-F 2024 | 141

About Aegon Governance and risk management Financial information Sustainability information

Equity instruments measured at FVOCI
In the case of equity instruments measured at FVOCI the cumulative fair value gain or loss would never be recycled in profit or loss.
d) Derecognition
When the contractual rights to the asset’s cash flows expire, or an obligation arises to pass on all received cash flows without delay, or the asset is transferred with substantially all the risks and rewards of ownership or control over the asset is lost, Aegon derecognizes the financial asset.
When a novation takes place Aegon assesses whether the derecognition criteria are met. Aegon does not derecognize the contract only if:
•	The old counterparty and new counterparty share the same parent company; and
•	Contract characteristics of the old contract and the new contract are the same; and
•	The risk profile of both contract parties is similar (either by both having a parental guarantee or both entities having an investment grade rating)
On derecognition, the difference between the disposal proceeds and the carrying amount is recognized in the income statement within the results from financial transactions.
e) Modification of financial assets
Aegon sometimes renegotiates or otherwise modifies the contractual cash flows of financial assets. When this happens, Aegon assesses whether the new terms are substantially different to the original terms. Aegon does this by considering, among other things, the following qualitative and quantitative factors:
•	If the borrower is in financial difficulty, whether the modification merely reduces the contractual cash flows to amounts the borrower is expected to be able to pay.
•	Whether any substantial new terms are introduced, such as a profit share/equity-based return that substantially affects the risk profile of the loan or equity conversion option.
•	Significant extension of the loan term when the borrower is not in financial difficulty.
•	Significant change in the interest rate.
•	Change in the currency the loan is denominated in.
•	Insertion of collateral, other security or credit enhancements that significantly affect the credit risk associated with the loan.
•	Change in seniority or subordination.
•	Any change in SPPI assessment of the asset.
•	Significant change in the present value of the instrument.
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
2.10 Financial liabilities
A financial instrument issued by the Group is classified as a liability if the contractual obligation must be settled in cash or another financial asset or through the exchange of financial assets and liabilities at potentially unfavorable conditions for the Group.

142 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 2

Trust pass-through securities and (subordinated) borrowings
Trust pass-through securities and (subordinated) borrowings are initially recognized at their fair value including directly attributable transaction costs and are subsequently carried at amortized cost. Interest expense on trust pass-through securities and other borrowings carried at amortized cost is recognized in profit or loss as “interest charges” using the effective interest method.
Subordinated borrowings include the liability component of
non-cumulative
subordinated notes. These notes are identified as a compound instrument due to the nature of this financial instrument. Compound instruments are separated into equity components and liability components. The liability component for the non-cumulative
subordinated notes is related to the redemption amount.
Investment contracts without discretionary participation features
Investment contracts issued by Aegon in the Americas that are considered financial liabilities include fixed and variable annuities without significant life contingent guarantees, as well as separate accounts without significant life contingent guarantees, institutional products, and retirement savings plans. Aegon values all these products at amortized cost.
In the United Kingdom, financial liabilities where the policyholder bears the risk for investment performance comprise unit-linked investment contracts. These liabilities are designated FVPL due to being contractually linked to a pool of financial assets which are measured at fair value. The risks in respect of these liabilities are managed and evaluated on a fair value basis in accordance with a documented policy of asset and liability management.
As these contracts are not quoted in active markets, their value is determined by using valuation techniques, such as discounted cash flow methods and stochastic modeling. For investment contracts without discretionary participation features that can be canceled by the policyholder, the fair value cannot be less than the surrender value.
Loan commitments
Loan commitments provided by Aegon are measured as the amount of the loss allowance (calculated as described in note
4.2.6 Expected credit losses
). Aegon has not provided any commitment to provide loans at a below-market interest rate, or that can be settled net in cash or by delivering or issuing another financial instrument.
For loan commitments, the loss allowance is recognized as a provision. However, for contracts that include both a loan and an undrawn commitment and Aegon cannot separately identify the expected credit losses on the undrawn commitment component from those on the loan component, the expected credit losses on the undrawn commitment are recognized together with the loss allowance for the loan. To the extent that the combined expected credit losses exceed the gross carrying amount of the loan, the expected credit losses are recognized as a provision.
2.11 Fee and commission income
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
2.12 Intangible assets
The Group does not recognize as intangible assets those costs that are directly incurred in fulfilling the insurance contracts and they comprise both direct costs and an allocation of fixed and variable overheads.

Annual Report on Form 20-F 2024 | 143

About Aegon Governance and risk management Financial information Sustainability information

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
Where applicable, Aegon recognizes other intangibles on the acquisition of a business combination such as those related to customer relationships. This can include customer contracts, distribution agreements and client portfolios. For these intangibles the present value of future cash flows is recognized and amortized in the period when future economic benefits arise from these intangibles. These intangible assets are also presented under future servicing rights.
2.13 Investment properties
Investments in real estate include property held to earn rentals or for capital appreciation, or both. Investments in real estate are presented as “Investments”. Property that is occupied by the Group and that is not intended to be sold in the near future is classified as real estate held for own use and is presented in Other assets and receivables.
All property is initially recognized at cost. Such cost includes the cost of replacing part of the real estate and borrowing cost for long-term construction projects if recognition criteria are met. Subsequently, investments in real estate are measured at fair value with the changes in fair value recognized in the income statement. Real estate held for own use is carried at its revalued amount, which is the fair value at the date of revaluation less subsequent accumulated depreciation and impairment losses. Depreciation is calculated on a straight-line basis over the useful life of a building. Land is not depreciated. Revaluation of real estate for own use is recognized in other comprehensive income and accumulated in revaluation reserve in equity. On revaluation the accumulated depreciation is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount.
On disposal of an asset, the difference between the net proceeds received and the carrying amount is recognized in the income statement. Any remaining surplus attributable to real estate in own use in the revaluation reserve is transferred to retained earnings.
2.14 Investments in joint arrangements
Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. Aegon has assessed the nature of its joint arrangements and determined them to be joint ventures. Joint ventures are accounted for using the equity method.
If joint ventures are obtained in successive share purchases, each significant transaction is accounted for separately.
Aegon applies a fair value approach for accounting of a step acquisition of a joint venture or an associate, which means that the fair value of a previously held interest at the date that joint control or significant influence is obtained is deemed to be the cost for the initial application of equity accounting.
The acquisition of preferred shares of equity accounted investees increases the carrying amount of the asset as, though they are non-voting,
the investees give access to the returns associated with an ownership interest in the joint venture.
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
2.15 Investments in associates
Entities over which the Group has significant influence through power to participate in financial and operating policy decisions, but which do not meet the definition of a subsidiary, are accounted for using the equity method.

144 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 2

In assessing the extent to which Aegon can influence an entity, the same considerations apply as in analyzing the extent to which Aegon has control over a potential subsidiary. A voting power of less than 20% allows the presumption that significant influence does not exist (unless such influence can be clearly demonstrated), and likewise a voting power of at least 20% allows the presumption that the investor has significant influence over the investee.
Aegon recognizes impairment of associates accounted for using the equity method when there is objective evidence that the recoverability of the carrying amount decreased. Among the events which are considered such objective evidence a significant or prolonged decline in fair value can be considered as an impairment trigger. Aegon defined a decline to be significant using a threshold of fair value being a minimum of 20% lower than the carrying amount, and the term prolonged is achieved at a fair value being continuously below the carrying amount for a period of six months.
Interests held by venture capital entities, mutual funds and investment funds that qualify as an associate are accounted for as an investment held at fair value through profit or loss. Interests held by the Group in venture capital entities, mutual funds and investment funds that are managed on a fair value basis, are also accounted for as investments held at fair value through profit or loss.
2.16 Deferred expenses
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
2.17 Cash and cash equivalents
Cash comprises cash at banks and in hand. Cash equivalents are short-term, highly liquid investments generally with original maturities of three months or less that are readily convertible to known cash amounts, are subject to insignificant risks of changes in value and are held for the purpose of meeting short-term cash requirements. Money market investments that are held for investment purposes (backing insurance liabilities, investment liabilities or equity based on asset liability management considerations) are not included in cash and cash equivalents but are presented as investments or investments on the account of policyholders.
2.18 Impairment of assets
Assets are tested individually for impairment when there are indications that the asset may be impaired. For goodwill and intangible assets with an undefined life, an impairment test is performed at least once a year or more frequently as a result of an event or change in circumstances that would indicate an impairment charge may be necessary. The impairment loss is calculated as the difference between the carrying and the recoverable amount of the asset, which is the higher of an asset’s value in use and its fair value less the cost of disposal. The value in use represents the discounted future net cash flows from the continuing use and ultimate disposal of the asset and reflects its known inherent risks and uncertainties. The valuation utilizes the best available information, including assumptions and projections considered reasonable and supportable by management. The assumptions used in the valuation involve significant judgments and estimates. See note
24 Intangible assets
for more details.

Annual Report on Form 20-F 2024 | 145

About Aegon Governance and risk management Financial information Sustainability information

2.19 Equity
Financial instruments that are issued by the Group are classified as equity if they represent a residual interest in the assets of the Group after deducting all of its liabilities and the Group has an unconditional right to avoid delivering cash or another financial asset to settle its contractual obligation. In addition to common shares, the Group has issued perpetual securities. Perpetual securities have no final maturity date, repayment is at the discretion of Aegon. For junior perpetual capital securities, Aegon has the option to defer coupon payments at its discretion. The perpetual capital securities are classified as equity rather than debt, are measured at par and those that are denominated in US dollars are translated into euro using historical exchange rates. Treasury shares are deducted from Group equity.
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
basis.
2.20 Assets and liabilities relating to employee benefits
a) Short-term employee benefits
A liability is recognized for the undiscounted amount of short-term employee benefits expected to be settled within one year after the end of the period in which the service was rendered. Accumulating short-term absences are recognized over the period in which the service is provided. Benefits that are not service-related are recognized when the event that results in obligation occurs.
b) Post-employment benefits
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

146 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 2

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
Profit or loss recognition
The cost of the defined benefit plans is determined at the beginning of the year and comprise the following components:
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
c) Share-based payments
The Group has issued share-based plans that entitle selected employees to receive Aegon Ltd. common shares, subject to pre-defined
conditions such as the grant price of the shares and (business and personal) performance criteria. The number of shares that will vest may partly depend on Aegon’s relative total shareholder return in comparison with a peer group or return on regulatory capital.
The expenses recognized for these plans are based on the fair value on the grant date of the shares. The fair value is measured at the market price of Aegon Ltd. common shares, adjusted to take into account the non-vesting
and market conditions upon which the shares were granted. For example, where the employee is not entitled to receive dividends during the vesting period, this factor is taken into account when estimating the fair value of the shares granted. For the determination of factors such as expected dividends, market observable data has been considered. In addition, where the relative total shareholder return is included in the performance criteria, this factor represents a market condition and hence is taken into account when estimating the fair value of the shares granted. Subsequent changes in such market variables would not impact recognition of expenses during the service period. Some plans also include non-market
vesting conditions like return on regulatory capital. These conditions are not considered in the estimation of grant date fair value, however subsequent changes in the expected outcome of such variables result in the update in the number of instruments expected to vest, therefore a remeasurement of cumulative expenses.
The cost for long-term incentive plans is recognized in the income statement, together with a corresponding increase in shareholders’ equity, as the services are rendered. During this period the cumulative expense recognized at the reporting date reflects management’s best estimate of the number of shares expected to vest ultimately.
The withholding of shares to fund the payment to the tax authorities in respect of the employee’s withholding tax obligation associated with the share-based payment is accounted for as a deduction from equity for the shares withheld, except to the extent that the payment exceeds the fair value at the net settlement date of the equity instruments withheld.
2.21 Taxation
Aegon has determined that the global minimum
top-up
tax – which it is required to pay under Pillar Two legislation, if applicable – is an income tax in the scope of IAS 12. Aegon has applied a temporary relief from deferred tax accounting for the impacts of the top-up
tax and accounts for it as a current tax when it is incurred.

Annual Report on Form 20-F 2024 | 147

About Aegon Governance and risk management Financial information Sustainability information

The income tax charge on the result for the year comprises current and deferred tax. Current tax is calculated taking into account items that are non-taxable
or disallowed, using rates that have been enacted or substantively enacted by the reporting date and any adjustments to tax payable relating to previous years.
Current tax receivables and payables for current and prior periods reflect the best estimate of the tax amount expected to be paid or received and include provisions for uncertain income tax positions, if any.
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
Deferred tax assets are recognized for deductible temporary differences and unused tax losses and credits carried forward to the extent that the realization of the related tax benefit through future taxable profits is probable. The recognition of the deferred tax assets is based on Aegon’s mid-term
projections, including sensitivities and tax planning, and is reassessed periodically. Deferred tax liabilities relating to investments in subsidiaries, associates and joint ventures are not recognized if the Group is able to control the timing of the reversal of the temporary difference and it is probable that the difference will not be reversed in the foreseeable future.
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
2.22 Leases
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
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease, or if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate. The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, or if the Group changes its assessment of whether it will exercise a purchase, extension or termination option. The Group presents right-of-use
assets that do not meet the definition of investment property in Other assets and receivables and lease liabilities in Other liabilities in the statement of financial position.
Short-term leases and leases of
low-value
assets The Group has elected not to recognize
right-of-use
assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value
assets, including small office equipment. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
As a lessor
Where the Group is the lessor under an operating lease, the assets subject to the operating lease arrangement are presented in the statement of financial position according to the nature of the asset. Income from these leases is recognized in the income statement on a straight-line basis over the lease term, unless another systematic basis is more representative of the time pattern in which the use benefit derived from the leased asset is diminished.

148 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 3

2.23 Other operating expenses
With the exception of expenses made to acquire insurance contracts and investment contracts with discretionary participating features, all expenses are incurred as the related activities are performed.
2.24 Events after the reporting period
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
3 Critical accounting estimates and judgment in applying accounting policies
In preparing these consolidated financial statements, Aegon has made judgments, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amount of assets, liabilities, income, and expenses. Actual results may differ from these estimates.
Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are the fair value of certain invested assets and derivatives (please see note
38 Fair value
), the measurement of (re)insurance contracts and investment contracts with discretionary participating features (please see note
29 Insurance contracts
), and the measurement of the expected credit loss allowance (please see note
4 Financial risks
).
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.
Macro-economic context
When making judgments, estimates, and assumptions, Aegon has taken into consideration the current macro-economic context, like the conflicts between Ukraine and Russia and between Israel and Hamas, which continued in 2024. In addition to causing a humanitarian crisis, these events impacted global financial markets and caused significant economic turbulence. Aegon closely monitors financial and wider economic developments to understand our exposure to potential shocks in the markets where we invest, and Aegon works proactively to mitigate related risks.
Management’s assessment of going concern
The consolidated financial statements of Aegon have been prepared assuming a going concern basis of accounting based on the reasonable assumption that the Company is, and will be, able to continue its normal course of business in the foreseeable future. Relevant facts and circumstances relating to the consolidated financial position on December 31, 2024, were assessed in order to reach the going concern assumption. The main areas assessed are financial performance, capital adequacy, financial position and flexibility, liquidity, ability to access capital markets, leverage ratios and the level of Cash Capital at Holding. For further details, see note
37 Capital management and solvency
. Considering all these areas management concluded that the going concern assumption for Aegon is appropriate in preparing the consolidated financial statements and there is no significant doubt about going concern.
Actuarial and economic assumptions
Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of insurance related assets and liabilities within the year ending December 31, 2024, is included in note
29 Insurance contracts
, reinsurance contracts held and investment contracts with discretionary participation features.
Measurement of the expected credit loss allowance
The measurement of the expected credit loss (ECL) allowance for financial assets measured at amortized cost and FVOCI is an area that requires the use of complex models and significant assumptions about future economic conditions and credit behavior (e.g. the likelihood of customers defaulting and the resulting losses). Explanation of the inputs, assumptions, and estimation techniques used in measuring ECL is further detailed in note
4.2 Credit risk
, which also sets out key sensitivities of the ECL to changes in these elements.
Detailed information about the judgments and estimates made by the Group and information incorporating the forward-looking information into the measurement of the ECL is set out in note
4.2 Credit risk
.

Annual Report on Form 20-F 2024 | 149

About Aegon Governance and risk management Financial information Sustainability information

Classification of financial assets
The classification of financial assets is based on Aegon’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. Aegon determines within which classification the financial assets are held by the assessment of the business model and the assessment whether the contractual terms of the assets are solely payments of principal and interest (SPPI) on the principal amount outstanding. The classification of financial assets determines how they are accounted for and how they are measured on an ongoing basis.
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
Fair value is defined as the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability). A fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either:
•	In the principal market for the asset or liability; or
•	In the absence of a principal market, in the most advantageous market for the asset or liability.
Aegon uses the following hierarchy for measuring and disclosing the fair value of assets and liabilities:
•	Level I: quoted prices (unadjusted) in active markets for identical assets or liabilities that Aegon can access at the measurement date;
•	Level II: inputs other than quoted prices included within Level I that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices of identical or similar assets and liabilities) using valuation techniques for which all significant inputs are based on observable market data; and
•	Level III: inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) using valuation techniques for which any significant input is not based on observable market data.
The best evidence of fair value is a quoted price in an actively traded market. In the event that the market for a financial instrument is not active or quoted market prices are not available, a valuation technique is used.
The degree of judgment used in measuring the fair value of assets and liabilities generally inversely correlates with the level of observable valuation inputs. Aegon maximizes the use of observable inputs and minimizes the use of unobservable valuation inputs when measuring fair value. Financial instruments, for example, with quoted prices in active markets generally have more pricing observability, and therefore less judgment is used in measuring fair value. Conversely, financial instruments for which no quoted prices are available have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment.
The assets and liabilities categorization within the fair value hierarchy is based on the lowest input that is significant to the fair value measurement.
An active market is one in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis. The judgment as to whether a market is active may include, although not necessarily determinative, lower transaction volumes, reduced transaction sizes, and in some cases, no observable trading activity for short periods. In inactive markets, assurance is obtained that the transaction price provides evidence of fair value or it is determined that adjustments to transaction prices are necessary to measure the fair value of the instrument.
The majority of valuation techniques employ only observable market data, and so the reliability of the fair value measurement is high. However, certain assets and liabilities are valued on the basis of valuation techniques that feature one or more significant market inputs that are unobservable and, for such assets and liabilities, the derivation of fair value is more judgmental. An instrument is classified in its entirety as valued using significant unobservable inputs (level 3) if, in the opinion of management, a significant proportion of the instrument’s carrying amount is driven by unobservable inputs. “Unobservable” in this context means that there is little or no current market data available from which to determine the price at which an at-arm’s
length transaction would be likely to occur. It generally does not mean that there is no market data available at all upon

150 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 4

which to base a determination of fair value. Additional information is provided in the table headed Effect of changes in significant unobservable assumptions to reasonably possible alternatives in note
38 Fair Value
. While Aegon believes its valuation techniques are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain instruments (both financial and non-financial)
could result in a different estimate of fair value at the reporting date.
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
4 Financial risks
4.1 General
Insurance risks are described in note
29.4 Underwriting risk
for risk exposures arising from contracts within the scope of IFRS 17. Financial risks typically include, but are not limited to, credit risk, market risk and liquidity risk.
As an insurance group, Aegon is exposed to a variety of risks. Aegon’s largest exposures are to changes in financial markets (e.g. foreign currency, interest rate, credit and equity market risks) that affect the value of the investments, liabilities from products that Aegon sells. Other risks include insurance related risks, such as changes in mortality, morbidity, bond credit spread and liquidity premium, which are discussed in note
29 Insurance contracts
. Aegon manages risk at local level where business is transacted, based on principles and policies established at the Group level. Aegon’s integrated approach to risk management involves similar measurement of risk and scope of risk coverage to allow for aggregation of the Group’s risk position.
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

Annual Report on Form 20-F 2024 | 151

About Aegon Governance and risk management Financial information Sustainability information

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
Results of Aegon’s sensitivity analyses are presented throughout this section to show the estimated sensitivity of CSM, net result and shareholders’ equity to various scenarios. For each type of market risk, the analysis shows how net result and shareholders’ equity would have been affected by changes in the relevant risk variable. In case of insurance contracts, changes in assumptions could have immediate impact on net result, OCI and on CSM, depending on the measurement model. For each sensitivity test, the impact of a reasonably possible change in a single factor is shown. Management action is taken into account to the extent that it is part of Aegon’s regular policies and procedures, such as established hedging programs. However, incidental management actions that would require a change in policies and procedures are not considered.
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
The sensitivities do not reflect what the net result for the period would have been if risk variables had been different because the analysis is based on the exposures in existence at the reporting date rather than on those that actually occurred during the year. Nor are the results of the sensitivities intended to be an accurate prediction of Aegon’s future shareholders’ equity or earnings. The analysis does not take into account the impact of future new business, which is an important component of Aegon’s future earnings. It also does not consider all methods available to management to respond to changes in the financial environment, such as changing investment portfolio allocations or adjusting premiums and crediting rates. Furthermore, the results of the analyses cannot be extrapolated or interpolated for wider variations since effects do not tend to be linear.
Concentration risk for financial risks is measured and managed at the following levels:
•	Concentration per risk type: Risk exposures are measured per risk type as part of Aegon’s internal economic framework. A risk tolerance framework is in place which sets risk limits per risk type to target desired risk balance and promote diversification across risk types;
•	Concentration per counterparty: Risk exposure is measured and risk limits are in place per counterparty as part of the Counterparty Name Limit Policy; and
•	Concentration per sector, geography and asset class: Aegon’s investment strategy is translated in investment mandates for its internal and external asset managers. Through these investment mandates limits on sector, geography and asset class are set. Compliance monitoring of the investment mandates is done by the insurance operating companies.
Moreover, the concentration of financial risks is measured in Aegon’s business planning cycle. As part of business planning, the resilience of Aegon’s business strategy is tested in several extreme event scenarios. In the Adverse Financial scenario, financial markets are stressed without assuming diversification across different market factors. Within the projection certain management actions may be implemented when management deems this necessary.
Aegon’s significant financial risks and related financial information are explained in the order as follows:
•	Credit risk (note 4.2 Credit risk )
•	Market risk (note 4.3 Market risk )
°	Equity market risk and other investment risks
°	Interest rate risk
°	Currency exchange risk
•	Liquidity risk (note 4.4 Liquidity risk )
Certain information in this note is presented per segment, please see note 5 Segment information for the definition of Aegon’s segments.

152 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 4

4.2 Credit risk
Credit risk is the risk of financial loss to Aegon if a counterparty to a reinsurance contract or financial instrument fails to meet its contractual obligations; the risk of economic loss due to the deterioration in the financial condition of counterparties, either through fair value losses on traded securities or through defaults on traded securities, loans and mortgages.
Aegon implemented policies and procedures to govern credit limits and processes to manage credit risk, concentration risk and counterparty risk with regards to all the Group’s material businesses with credit exposures in scope, including bonds, loans, cash and equivalents, collateralized assets, reinsurance assets, and assets measured at fair value. The Group uses risk gradings aligned with the major credit rating agencies, and in the case of specific asset portfolios such as residential mortgage loans implements internal risk gradings that reflect its assessment of the probability of default of individual counterparties.
The credit grades are calibrated such that the risk of default increases exponentially with each increase in risk grade. For example, this means that the difference in the probability of default (PD) between the AAA and A rating grades is lower than the difference in the PD between the BBB and B rating grade.
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
The estimates of best estimate liability for (re)insurance contracts assets represent Aegon’s maximum exposure to credit risk from these assets. Please see the cash flow information in note
29 Insurance contracts and reinsurance contracts held
.
The following table contains an analysis of Aegon’s maximum credit risk exposure from financial assets.
Please see note
39 Commitments and contingencies
and
40 Transfers of financial assets
for further information on capital commitments and contingencies and on collateral given, which may expose the Group to credit risk.

2024	Maximum exposure to credit risk	Cash	Securities	Letters of credit / guaran- tees	Real estate property	Master netting agree- ments	Other	Total collateral	Surplus collateral (or over- collaterali- zation)	Net exposure

Debt securities	60,890	-	-	61	-	-	-	61	-	60,829

Money market and other short-term investments	6,071	-	324	-	-	-	-	324	20	5,767

Loans	10,798	51	-	20	23,694	-	-	23,766	12,982	14

Unconsolidated investment funds	192,775	-	-	-	-	-	-	-	-	192,775

Deposits with financial institutes	2,063	-	-	-	-	-	-	-	-	2,063

Other investments	5,207	-	-	-	-	-	-	-	-	5,207

Derivative assets	771	220	713	-	-	171	-	1,104	461	128

Reinsurance assets	16,021	-	14,141	732	-	-	-	14,872	-	1,149

On December 31	294,597	271	15,177	813	23,694	171	-	40,127	13,462	267,932

Annual Report on Form 20-F 2024 | 153

About Aegon Governance and risk management Financial information Sustainability information

2023	Maximum exposure to credit risk	Cash	Securities	Letters of credit / guaran- tees	Real estate property	Master netting agree- ments	Other	Total collateral	Surplus collateral (or over- collaterali- zation)	Net exposure

Debt securities	55,811	-	-	93	-	-	-	93	-	55,718

Money market and other short-term investments	8,695	-	442	-	-	-	-	442	24	8,277

Loans	10,183	31	-	20	23,711	-	-	23,762	13,579	-

Unconsolidated investment funds	167,411	-	-	-	-	-	-	-	-	167,411

Deposits with financial institutes	2,289	-	-	-	-	-	-	-	-	2,289

Other investments	5,040	-	-	-	-	-	-	-	-	5,040

Derivative assets	1,429	832	669	-	-	373	-	1,875	550	104

Reinsurance assets	16,608	-	13,416	82	-	-	-	13,498	-	3,110

On December 31	267,465	864	14,528	194	23,711	373	-	39,669	14,153	241,949
Debt securities
Several bonds in Aegon’s Americas’ portfolio are guaranteed by monoline insurance companies. This is shown in the table above in the column Letters of credit / guarantees.
Money market and short-term investments
The collateral reported for the money market and short-term investments are related to tri-party
repurchase agreements (repos). Within
tri-party
repos, Aegon invests under short-term reverse repurchase agreements and the counterparty posts collateral to a third party custodian. The collateral posted is typically high-quality, short-term securities and is only accessible for or available to Aegon in the event the counterparty defaults.
The following table contains an analysis of Aegon’s credit risk exposure for debt instruments for which an ECL allowance is recognized. See note
4.2.6 Expected credit loss
for a more detailed description of ECL measurement. All asset categories not presented here are determined to have non-material
credit risk or to be of short-term nature (cash and cash equivalents, other receivables). The gross carrying amount of financial assets below also represents Aegon’s maximum exposure to credit risk on these assets.

	2024					2023

	ECL staging					ECL staging

	Stage 1	Stage 2	Stage 3			Stage 1	Stage 2	Stage 3

Financial assets measured at FVOCI - with recycling	12- month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit- impaired	Purchased credit impaired	Total	12- month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit- impaired	Purchased credit impaired	Total

AAA	3,295	-	-	-	3,295	2,961	-	-	-	2,961

AA	9,100	-	1	-	9,101	9,217	-	2	-	9,219

A	19,443	-	-	-	19,443	18,410	-	-	-	18,411

BBB	20,724	7	-	1	20,732	17,534	11	-	1	17,547

BB	949	157	-	-	1,106	899	136	-	-	1,035

B	361	95	-	-	456	431	120	3	-	554

CCC and lower	85	79	289	91	544	120	91	319	99	629

Net carrying amount	53,957	337	291	92	54,677	49,571	358	325	100	50,354

Expected credit loss	(187)	(42)	(108)	(4)	(341)	(147)	(25)	(64)	(2)	(238)
Loans
The real estate collateral for mortgages includes both residential and commercial properties. The collateral for commercial mortgage loans in Aegon Americas is measured at fair value. At a minimum on an annual basis, a fair value is estimated for each individual real estate property that has been pledged as collateral. When a loan is originally provided, an external appraisal is obtained to estimate the value of the property. In subsequent years, the value is typically estimated internally using various professionally accepted valuation methodologies. Internal appraisals are performed by qualified, professionally accredited personnel. International valuation standards are used, and the most significant assumptions made during the valuation of real estate are the current cost of reproducing or replacing the property, the value that the property’s net earning power will support, and the value indicated by recent sales of comparable properties. Valuations are primarily supported by market evidence.

154 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 4

Cash collateral for mortgage loans includes the savings that have been received to redeem the underlying mortgage loans at redemption date. These savings are part of the credit side of the statement of financial position but reduce the credit risk for the mortgage loan as a whole.

	2024					2023

	ECL staging					ECL staging

	Stage 1	Stage 2	Stage 3			Stage 1	Stage 2	Stage 3

Loans at amortized cost	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit- impaired	Purchased credit impaired	Total	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit- impaired	Purchased credit impaired	Total

Internal grade 1	977	35	-	-	1,013	947	-	-	-	947

Internal grade 2	4,410	11	-	-	4,421	3,929	2	-	-	3,930

Internal grade 3	4,539	-	7	-	4,546	4,460	24	-	-	4,485

Internal grade 4	644	10	-	-	654	778	7	-	-	785

Internal grade 5	4	78	-	-	81	33	2	-	-	35

Internal grade 6	-	-	-	-	-	-	-	-	-	-

Internal grade 7 or lower	-	-	-	-	-	-	-	-	-	-

Gross carrying amount	10,573	135	7	-	10,716	10,147	35	-	-	10,183

Expected credit loss	(38)	(75)	(5)	-	(118)	(24)	(1)	-	-	(26)

Total	10,535	60	2	-	10,598	10,123	33	-	-	10,156
Financial assets designated at fair value through profit or loss
As significant portion of instruments have been designated as FVPL. On December 31, 2024, the maximum exposure to credit risk of these financial assets was their carrying amount of EUR 1,488 million (December 2023: EUR 1,736 million). The credit risk of these financial assets has not been hedged by the use of derivatives. The following changes in fair value have been recognized for these investments:

	2024

Financial assets designated at FVPL	Loans	Debt securities	Total

Change in fair value attributable to changes in credit risk during the year	3	16	19

Cumulative change in fair value attributable to changes in credit risk held on December 31	-	59	59

	2023

Financial assets designated at FVPL	Debt securities	Money market and other short-term investments	Total

Change in fair value attributable to changes in credit risk during the year	46	(1)	45

Cumulative change in fair value attributable to changes in credit risk held on December 31	20	-	20
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
related factors.
Derivatives
The master netting agreements column in the table relates to derivative liability positions that are used in Aegon’s credit risk management. The offset in the master netting agreements column includes balances where there is a legally enforceable right of offset, but no intention to settle these balances on a net basis under normal circumstances. As a result, there is a net exposure for credit risk management purposes. However, as there is no intention to settle these balances on a net basis, they do not qualify for net presentation for accounting purposes.
Reinsurance assets
The collateral related to the reinsurance assets includes assets in trust that are held by the reinsurer for the benefit of Aegon. The assets in trust can be accessed to pay policyholder benefits in the event the reinsurers fail to perform under the terms of their contract. Further information on the related reinsurance transactions is included in note
29 Insurance contracts
.

Annual Report on Form 20-F 2024 | 155

About Aegon Governance and risk management Financial information Sustainability information

Collateral and other credit enhancements
Aegon employs a range of policies and practices to mitigate credit risk and the most common of these is accepting collateral for funds advanced. The Group has internal policies on the acceptability of specific classes of collateral or credit risk mitigation.
Collateral and other credit enhancements obtained
On December 31, 2024, the Group held no collateral that was obtained during the year (EUR 0 in 2023) by taking possession of collateral held as security against receivables. The Group’s policy is to pursue the timely realization of the collateral in an orderly manner. Aegon does not generally use the non-cash
collateral for its own operations.
4.2.2 Credit risk management
Aegon manages credit risk exposure by individual counterparty, sector and asset class, including cash positions. Normally, Aegon mitigates credit risk in derivative contracts by entering into credit support agreement, where practical, and in ISDA master netting agreements for most of Aegon’s legal entities to facilitate Aegon’s right to offset credit risk exposure.
The main counterparties to these transactions are investment banks which are typically rated “A” or higher. The credit support agreement will normally dictate the threshold over which collateral needs to be pledged by Aegon or its counterparty. Transactions requiring Aegon or its counterparty to post collateral are typically the result of derivative trades, comprised mostly of interest rate swaps, equity swaps, currency swaps and credit swaps. Collateral received is mainly cash (USD and EUR). The credit support agreements that outline the acceptable collateral require high-quality instruments to be posted. Over the last three years, there was no default with any derivatives counterparty. The credit risk associated with financial assets subject to a master netting agreement is eliminated only to the extent that financial liabilities due to the same counterparty will be settled after the assets are realized. Eligible derivative transactions are traded via Central Clearing Houses as required by EMIR and the Dodd-Frank act. Credit risk in these transactions is mitigated through posting of initial and variation margins.
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
4.2.3 Credit rating
Aegon group level long-term counterparty exposure limits are as follows:
Group limits per credit rating

Amounts in EUR million	2024	2023

AAA	900	900

AA	900	900

A	675	675

BBB	450	450

BB	250	250

B	125	125

CCC or lower	50	50

156 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 4

The ratings distribution of general account portfolios of Aegon’s major reporting units, excluding reinsurance assets, are presented in the table that follows, organized by rating category and split by assets that are valued at fair value and assets that are valued at amortized cost. Aegon uses a composite rating based on a combination of the external ratings of S&P, Moody’s, Fitch, the National Association of Insurance Commissioners (NAIC; for the United States only), and internal ratings. The rating used is the lower of the external rating and the internal rating.

	Americas		United Kingdom		International		Asset Management		Total 2024 1

Financial assets	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Total carrying value

AAA	1,013	5,265	-	25	-	37	-	73	1,013	5,400	6,412

AA	4,421	9,114	-	525	-	167	-	-	4,421	9,805	14,226

A	4,546	19,771	-	220	1	684	24	-	4,571	20,674	25,245

BBB	654	20,895	-	59	-	451	3	-	668	21,405	22,073

BB	4	1,162	-	1	-	42	1	-	4	1,205	1,209

B	78	487	-	-	-	5	-	-	78	492	570

CCC or lower	-	720	-	-	-	6	8	-	8	726	733

Assets not rated	-	4,844	-	740	-	4	-	54	-	5,668	5,668

Total	10,715	62,258	-	1,569	1	1,395	36	126	10,763	65,375	76,138

ECL on financial assets	(118)	(327)	-	-	-	(14)	-	-	(118)	(341)	(459)

On December 31, 2024	10,597	62,258	-	1,569	1	1,395	36	126	10,645	65,375	76,020

1	Includes investments of Holding and other activities.

	Americas		United Kingdom		International		Asset Management		Total 2023 1

Financial assets	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Total carrying value

AAA	947	6,836	-	38	-	35	52	123	998	7,033	8,031

AA	3,930	9,191	-	514	-	161	-	-	3,930	9,866	13,796

A	4,485	19,474	-	220	1	791	-	-	4,486	20,486	24,972

BBB	785	17,679	-	124	-	466	-	-	803	18,269	19,072

BB	33	1,084	-	1	-	41	-	-	33	1,126	1,160

B	2	570	-	-	-	9	-	-	2	579	581

CCC or lower	-	986	-	-	-	6	-	-	-	992	992

Assets not rated	-	4,444	-	797	-	4	-	1	-	5,286	5,286

Total	10,182	60,264	-	1,695	1	1,514	52	124	10,253	63,638	73,891

ECL on financial assets	(26)	(228)	-	-	-	(10)	-	-	(26)	(238)	(263)

On December 31, 2023	10,156	60,264	-	1,695	1	1,514	52	124	10,227	63,638	73,865

1	Includes investments of Holding and other activities.
The following table shows the credit quality of the reinsurance contracts included in the statement of financial position:

Carrying value	2024	2023

AAA	-	-

AA	1,087	1,245

A	14,041	14,089

Below A	3	4

Not rated	587	662

On December 31	15,719	16,000

Annual Report on Form 20-F 2024 | 157

About Aegon Governance and risk management Financial information Sustainability information

4.2.4 Credit risk concentration
The tables that follow present specific credit risk concentration information for general account financial assets.

Credit risk concentrations – debt securities and money market investments	Americas	United Kingdom	International	Asset Management	Total 2024 1	Of which past due and / or impaired assets

Residential mortgage-backed securities (RMBSs)	684	-	-	-	684	(19)

Commercial mortgage-backed securities (CMBSs)	2,469	65	47	-	2,582	(22)

Asset-backed securities (ABSs) - CDOs backed by ABS, Corp. bonds, Bank loans	582	-	3	-	585	-

ABSs – Other	4,761	54	49	88	4,952	(16)

Financial - Banking	3,751	172	178	-	4,101	(19)

Financial - Other	10,464	24	224	46	10,758	(57)

Capital goods and other industry	3,639	24	79	-	3,742	(31)

Communications & Technology	4,642	4	112	-	4,758	(58)

Consumer cyclical	3,641	25	91	-	3,757	(39)

Consumer non-cyclical	5,987	49	116	-	6,151	(31)

Energy	2,766	27	51	-	2,844	(13)

Transportation	1,786	-	29	-	1,816	(6)

Utility	4,763	16	54	-	4,833	(12)

Government bonds	6,926	370	286	18	7,601	(18)

On December 31, 2024	56,861	830	1,320	152	59,162	(341)

1	Includes investments of Holding and other activities.

Credit risk concentrations – debt securities and money market investments	Americas	United Kingdom	International	Asset Management	Total 2023 1	Of which past due and / or impaired assets

Residential mortgage-backed securities (RMBSs)	933	-	-	-	933	(13)

Commercial mortgage-backed securities (CMBSs)	2,216	73	34	-	2,323	(17)

Asset-backed securities (ABSs) - CDOs backed by ABS, Corp. bonds, Bank loans	557	-	3	-	560	-

ABSs – Other	2,905	53	28	52	3,037	(9)

Financial - Banking	3,412	173	201	-	3,786	(14)

Financial - Other	11,909	38	289	97	12,332	(33)

Capital goods and other industry	3,443	24	143	-	3,609	(23)

Communications & Technology	4,242	2	140	-	4,384	(30)

Consumer cyclical	3,197	29	85	-	3,311	(20)

Consumer non-cyclical	5,661	74	111	-	5,846	(24)

Energy	2,821	20	55	-	2,896	(19)

Transportation	1,633	-	30	-	1,663	(6)

Utility	4,190	73	75	-	4,338	(10)

Government bonds	7,349	338	265	17	7,969	(20)

On December 31, 2023	54,467	898	1,458	166	56,988	(237)

1	Includes investments of Holding and other activities.

Credit risk concentrations – Government bonds per country of risk	Americas	United Kingdom	International	Asset Management	Total 2024

United States	6,095	-	69	-	6,164

Netherlands	-	-	2	-	2

United Kingdom	-	316	-	18	334

Austria	-	-	10	-	10

Belgium	-	-	4	-	4

France	-	28	8	-	36

Hungary	21	-	4	-	25

Indonesia	69	-	-	-	69

Luxembourg	-	5	1	-	7

Spain	-	-	161	-	161

Rest of Europe	82	-	12	-	93

Rest of world	660	20	16	-	695

On December 31, 2024	6,926	370	286	18	7,601

158 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 4

Credit risk concentrations – Government bonds per country of risk	Americas	United Kingdom	International	Asset Management	Total 2023 1

United States	6,632	-	62	-	6,694

Netherlands	-	-	2	-	2

United Kingdom	-	289	-	17	307

Austria	-	-	10	-	10

Belgium	-	-	4	-	4

France	-	28	8	-	36

Hungary	20	-	4	-	24

Indonesia	71	-	-	-	71

Luxembourg	-	-	1	-	1

Spain	-	-	153	-	153

Rest of Europe	46	-	13	-	58

Rest of world	581	21	8	-	610

On December 31, 2023	7,349	338	265	17	7,969

1	Includes investments of Holding and other activities.

Credit risk concentrations – Credit rating	Government Bonds	Corporate bonds	RMBSs CMBSs ABSs	Other	Total 2024

AAA	169	434	2,888	1,892	5,383

AA	5,857	2,686	1,202	-	9,745

A	823	16,127	3,169	-	20,119

BBB	417	20,099	847	-	21,363

BB	265	834	99	-	1,198

B	53	398	94	-	545

CCC or lower	18	205	503	-	726

Assets not rated	-	-	-	83	83

On December 31, 2024 1	7,601	40,783	8,802	1,976	59,162

1	CNLP Ratings are used and are the lower of the Barclay’s Rating and the Internal Rating with the Barclay’s rating being a blended rating of S&P, Fitch, and Moody’s.

Credit risk concentrations – Credit rating	Government Bonds	Corporate bonds	RMBSs CMBSs ABSs	Other	Total 2023 1

AAA	166	503	2,462	3,915	7,046

AA	6,444	2,262	1,160	-	9,866

A	723	16,352	2,101	-	19,176

BBB	354	17,408	404	-	18,165

BB	205	838	78	-	1,121

B	69	496	30	-	596

CCC or lower	9	245	618	-	872

Assets not rated	-	2	-	144	147

On December 31, 2023 2	7,969	38,106	6,853	4,059	56,988

1	Includes investments of Holding and other activities.
2	CNLP Ratings are used and are the lower of the Barclay’s Rating and the Internal Rating with the Barclay’s rating being a blended rating of S&P, Fitch, and Moody’s.

Credit risk concentrations – mortgage loans	Americas	United Kingdom	International	Asset Management	Total 2024	Of which past due and / or impaired assets

Agricultural	47	-	-	-	47	-

Apartment	5,618	-	-	-	5,618	(8)

Industrial	474	-	-	-	474	-

Office	1,270	-	-	-	1,270	(109)

Retail	1,384	-	-	-	1,384	(1)

Other commercial	1,885	-	1	-	1,886	-

On December 31, 2024	10,679	-	1	-	10,680	(118)

Annual Report on Form 20-F 2024 | 159

About Aegon Governance and risk management Financial information Sustainability information

Credit risk concentrations – mortgage loans	Americas	United Kingdom	International	Asset Management	Total 2023	Of which past due and / or impaired assets

Agricultural	46	-	-	-	46	-

Apartment	5,365	-	-	-	5,365	(10)

Industrial	410	-	-	-	410	-

Office	1,300	-	-	-	1,300	(14)

Retail	1,372	-	-	-	1,372	(1)

Other commercial	1,663	-	1	-	1,664	-

On December 31, 2023	10,156	-	1	-	10,156	(26)
4.2.5 Unconsolidated structured entities
Aegon’s investments in unconsolidated structured entities such as RMBSs, CMBSs, and ABSs and investment funds are presented in the line item “Investments” of the statement of financial position. Aegon’s interests in these unconsolidated structured entities can be characterized as basic interests, Aegon does not have loans, derivatives, guarantees, or other interests related to these investments. Any existing commitments such as future purchases of interests in investment funds are disclosed in note
39 Commitments and contingencies.
For debt instruments, specifically for RMBSs, CMBSs and ABSs, the maximum exposure to loss is equal to the carrying amount which is reflected in the credit risk concentration table regarding debt securities and money market investments. To manage credit risk Aegon invests primarily in senior notes of RMBSs, CMBSs and ABSs. The composition of the RMBSs, CMBSs and ABSs portfolios of Aegon are widely dispersed looking at the individual amount per entity, therefore Aegon only has non-controlling
interests in individual unconsolidated structured entities. Furthermore, these investments are not originated by Aegon.
As collateral manager of CLOs issued in Europe, to the extent that it acts as an originator-manager, Aegon is subject to risk retention requirements to hold investments in the CLOs it manages. Such risk retention is often participation in the subordinated tranches of the structure which concentrates credit risk of the underlying assets of the CLO. Aegon’s maximum exposure to credit risk is the carrying amount of these investments, which is EUR 192,775 million on December 31, 2024 (2023: EUR 167,411 million).
Except for commitments as noted in note
39 Commitments and contingencies
, Aegon did not provide, nor is required to provide financial or other support to unconsolidated structured entities. Nor does Aegon have intentions to provide financial or other support to unconsolidated structured entities in which Aegon has an interest or previously had an interest.
For RMBSs, CMBSs and ABSs in which Aegon has an interest at reporting date, the following table presents the total income received from those interests. The Investments column reflects the carrying values recognized in the statement of financial position of Aegon’s interests in RMBSs, CMBSs, and ABSs.

	Total income for the year ended December 31, 2024			December 31, 2024

	Interest income	Total gains and losses on sale of assets	Total	Investments

Residential mortgage-backed securities	58	(13)	45	684

Commercial mortgage-backed securities	97	98	194	2,582

Asset-backed securities	38	12	50	585

ABSs - Other	206	58	264	4,952

Total	399	155	554	8,802

	Total income for the year ended December 31, 2023			December 31, 2023

	Interest income	Total gains and losses on sale of assets	Total	Investments

Residential mortgage-backed securities	67	(15)	52	933

Commercial mortgage-backed securities	92	12	105	2,323

Asset-backed securities	40	14	54	560

ABSs - Other	134	57	191	3,037

Total	334	68	402	6,853

160 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 4

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
a) Recognition of expected credit losses
IFRS 9 outlines a “three-stage” model for impairment based on relative changes in credit quality since initial recognition:

•	A financial instrument that is not credit-impaired on initial recognition is classified in “Stage 1”;

•	If a significant increase in credit risk (“SICR”) since initial recognition is identified, the financial instrument is moved to “Stage 2” but is not yet deemed to be credit-impaired (see “Significant increase in credit risk” for further details);

•	If the financial instrument is credit-impaired, the financial instrument is then moved to “Stage 3.”
Credit risk is continuously monitored by Aegon in all the above stages.
Financial instruments in Stage 1 have their expected credit loss (ECL) measured at an amount equal to the portion of lifetime expected credit losses that result from default events possible within the follow 12 months. Financial instruments in Stages 2 or 3 have their ECL measured based on expected credit losses on a lifetime basis. Purchased or originated credit-impaired financial assets are those financial assets that are credit-impaired on initial recognition. Their ECL is always measured on a lifetime basis.

	Stage 1 Impaired	Stage 2 Under-performing	Stage 3 Non-performing	Purchased or Originated Credit Impaired (POCI)

ECL	12 month ECL	Lifetime ECL	Lifetime ECL	Lifetime ECL

Provision Trigger	n.a.	Quantitative and Qualitative Triggers	Qualitative Triggers	Qualitative Triggers

Days Past Due (“DPD”) Backstop	Up to date and early arrears (< 30 DPD)	> 30 DPD (rebuttable presumption)	> 90 DPD (rebuttable presumption)	n.a.

Interest Income	Interest calculated on gross carrying amount	Interest calculated on gross carrying amount	Interest calculated on net carrying amount	Interest calculated on net carrying amount using a credit-adjusted effective interest rate
Following this assessment, IFRS 9 requires the incorporation of multiple, forward looking macro- scenarios to drive the ECL provision.
IFRS 9 requires that the measurement of ECL represent an unbiased probability-weighted amount that is to be determined by:
•	Evaluating a range of possible outcomes;
•	Use reasonable and supportable information available without undue cost and effort about past events;
•	Current conditions; and
•	Forecasts of future economic conditions.
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
Credit losses are calculated as the product of projected probability of default, loss given default and exposure at default and are discounted using an appropriate discount rate. The ECL is determined as the probability weighted discounted credit losses that are determined for different scenarios (i.e. base, positive, adverse).
Given the need to adapt the models to the different portfolio characteristics, all ECL models have different key judgments and assumptions. As such, the below paragraphs outline the key judgements and assumptions made by the Group in addressing the key requirements on a model-by-model
basis.

Annual Report on Form 20-F 2024 | 161

About Aegon Governance and risk management Financial information Sustainability information

The Group employs different models to calculate the ECL on different asset classes.
For bonds and private placements, the Group applies a global correlation model. It provides correlations of credit quality movements across different asset classes, linked with movements in the macro economy. A global correlation model is therefore used for determining the conditional PD and LGD, given a macroeconomic scenario. Unconditional PD and LGD curves are modelled with use of different methods for sovereign debt, corporate bonds and private placements.
For commercial mortgage loans and mortgage-backed securities, the parameters are estimated with commercial mortgage metrics that use corporate bond PD and LGD estimates further adjusted with other assumptions based on debt service coverage and loan-to-value
ratios.
The Group applies a separate model for asset-backed securities, which pools the instruments based on the underlying collateral and estimates credit loss parameters collectively. Collateralized debt (loan) obligations (CDOs and CLOs) are special types of asset-backed securities to which a different set of models are applied depending on the region of the exposure.
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
The quantitative factor(s) should indicate whether the credit risk of an instrument has increased significantly since initial recognition. When making this assessment, Aegon shall use the change in the risk of a default occurring over the expected life of the financial instrument. Aegon uses a mix of relative and absolute thresholds:
•	The relative threshold measures the relative increase in credit risk since origination.
•	The absolute threshold defines a stage for each rating and is mainly used when the rating at origination is not available or when an instrument is already in default.
The relative thresholds are defined in two steps:
•	A PD-based statistical analysis is performed to determine an optimal PD threshold that provides the best predictor for default;
•	The PD-based thresholds are translated into rating-based rules, which are more intuitive and practically applicable.
These PD thresholds can be translated into rating-based thresholds using standard Moody’s rating to PD mappings. The difference between the PD at origination and the PD corresponding to the threshold determines the number of notches that the rating must drop by. For example, for a one-year-old
instrument with a one year remaining maturity this gives the following result:

 162 | Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 4

PD amounts used by Aegon are grouped into ranges in below table. Each range contains the minimum and maximum of PDs on both financial and corporate assets of a
1-10
year term. As Aegon US represents the Group the best, PD amounts of Americas is presented below.

PD range 2024	Minimum	Maximum

AAA	0.0001	0.0021

AA	0.0002	0.0034

A	0.0006	0.0052

BBB	0.0017	0.0079

BB	0.0048	0.0131

B	0.0120	0.0307

CCC or lower	0.0196	1.0000

PD range 2023	Minimum	Maximum

AAA	0.0002	0.0024

AA	0.0003	0.0037

A	0.0007	0.0057

BBB	0.0020	0.0085

BB	0.0055	0.0085

B	0.0138	0.0308

CCC or lower	0.0205	1.0000
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
The watchlist approach means exposure of instruments on the watchlist are intensively monitored. Financial assets are added to the watchlist based on whether their relative change in fair value has surpassed a predetermined threshold
:
•	The fair value either drops to 80% and below the (amortized) cost price and stays there for six months; or
•	The fair value falls by 20% over 3 months; or
•	The fair value falls to 60% and below the (amortized) cost price.
In relation to debt securities and private loans, where a watchlist is used to monitor credit risk, this assessment is performed at the counterparty level and on a periodic basis. The criteria used to identify SICR are monitored and reviewed periodically for appropriateness by the Group.
Backstop
A backstop is applied to exposures considered to have experienced a significant increase in credit risk if the borrower is more than 30 days past due on its contractual payments in the case of structured finance, and 60 days in the case of commercial mortgage loans. No backstop is applied to the other asset classes.

Annual Report on Form 20-F 2024 | 163

About Aegon Governance and risk management Financial information Sustainability information

Aegon has used the low credit risk exemption for debt instruments. Debt instruments that have a credit rating that is responds with “investment grade” (rating “BBB” or higher) are considered as having low credit risk. As such, external and internal credit ratings are used respectively for these assets to assess whether a significant increase in credit risk has occurred.
Low credit risk exemption is applied for staging purposes on instruments rated BBB and higher.
Loan commitments and financial guarantees
For loan commitments and financial guarantees, Aegon defines default in the same way as for the respective loan or financial instrument to which a commitment relates or a guarantee is issued (considering the factors described above).
c) Definition of default or credit-impaired assets
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

Distressed restructuring taking place

Bankruptcy or an equivalent of an injunction for the obligor was filed

Obligor was classified as default internally

Structured securities	90 days past due backstop	Rating falling to “D” (external or internal Loss coverage ratio (Ratio of credit-related losses to the par value of a debt security) is below 1)

Receivables	90 days past due backstop

Loan commitments	Defined as for the respective loans to which the commitment relates	Defined as for the respective loans to which the commitment relates

Financial guarantee contracts	Defined as for the respective exposures to which the financial guarantee relates	Defined as for the respective exposures to which the financial guarantee relates
Distressed restructuring means material forgiveness, or postponements of principal, interest, or where relevant, fees which is likely to result in a diminished financial obligation.
In addition to the criteria included in the table above, Aegon identifies other indicators of unlikeliness to pay, which include but are not limited to the following:
•	A borrower’s sources of recurring income are no longer available to meet the payments of installments;
•	There are justified concerns about a borrower’s future ability to generate stable and sufficient cash flows;
•	The borrower’s overall leverage level has significantly increased beyond applicable limits or there are justified expectations of such changes to leverage;
•	For the exposures to an individual: default of a company fully owned by a single individual where this individual provided the institution with a personal guarantee for all obligations of a company;
•	Material fraud; or
•	Death of a client.
All the criteria above have been applied to the financial instruments held by Aegon and are consistent with the definition of default used for internal credit risk management purposes. The definition of default has been applied consistently to model the Probability of Default, Exposure at Default throughout Aegon’s expected loss calculations.

164 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 4

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
The expected credit losses are the discounted product of the Probability of Default, Exposure at Default, and Loss Given Default, defined as follows:
•	The PD represents the likelihood of a borrower defaulting on its financial obligation (as per “Definition of default and credit-impaired” above), either over the next 12 months (12M PD), or over the remaining lifetime (Lifetime PD) of the obligation.
•	EAD is based on the amounts the Group expects to be owed at the time of default.
•	Loss Given Default represents Aegon’s expectation of the extent of loss on a defaulted exposure. LGD varies by type of counterparty, type and seniority of claim and availability of collateral or other credit support. LGD is expressed as a percentage loss per unit of exposure at the time of default.
The discount rate used in the ECL calculation is the original effective interest rate or an approximation thereof. The lifetime PD is calculated for a financial instrument that results in default by summing the probabilities of all future developments which end-up
in the ECL. All possible future developments are enumerated and for each future development a probability is calculated by statistical modeling techniques. The possibility of full prepayment is included among all possible future developments.
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
Using the base scenario as a starting point, three macro-economic scenarios are generated by applying shocks to the macro-economic variables in a positive and negative direction, taking into account their correlation as historically observed, resulting in a positive, neutral, or negative scenario. The shocks applied correspond to the historical average deviance from the long-term mean observed in the best/worst 10% of the historically observed quarters. The ECL is calculated for each of the three scenarios, multiplied by the scenario weighting, and summed. The use of multiple economic scenarios ensures that the ECL represents the best estimate of expected credit loss and is not merely the credit loss in the most likely scenario.
As with any economic forecasts, the projections and likelihoods of occurrence are subject to a high degree of inherent uncertainty, and therefore, the actual outcomes may be significantly different to those projected. The Group considers these forecasts to represent its best estimate of the possible outcomes.

Annual Report on Form 20-F 2024 | 165

About Aegon Governance and risk management Financial information Sustainability information

Economic variable assumptions
The most significant
period-end
assumptions used for the ECL estimate are set out below. The scenarios “base”, “upside”, and “downside” were used for all portfolios.

Economic variable assumptions, December 31, 2024		2025	2026	2027	2028	Units

Interest rates	Base	4.33	4.26	4.24	4.18	Interest Rates: 10-Year Treasury Constant Maturities, (% p.a., NSA 1 )

Interest rates	Upside	4.43	4.35	4.24	4.18	Interest Rates: 10-Year Treasury Constant Maturities, (% p.a., NSA 1 )

Interest rates	Downside	3.17	3.74	3.94	4.04	Interest Rates: 10-Year Treasury Constant Maturities, (% p.a., NSA 1 )

Unemployment rate	Base	4.08	4.09	4.05	4.01	(%, SA)

Unemployment rate	Upside	3.13	3.44	3.42	3.42	(%, SA)

Unemployment rate	Downside	8.23	7.46	6.18	5.00	(%, SA)

House Price Index	Base	419.04	424.10	434.08	448.91	Existing Single-Family Home Price: Median, (Ths. USD, SA)

House Price Index	Upside	439.72	456.26	471.39	489.21	Existing Single-Family Home Price: Median, (Ths. USD, SA)

House Price Index	Downside	354.16	369.92	385.26	401.39	Existing Single-Family Home Price: Median, (Ths. USD, SA)

Domestic GDP	Base	23,973.45	24,343.12	24,819.66	25,356.09	Bil. Ch. 2012 USD, SAAR 2

Domestic GDP	Upside	24,319.86	24,807.47	25,341.29	25,943.15	Bil. Ch. 2012 USD, SAAR 2

Domestic GDP	Downside	22,959.57	23,369.09	24,147.35	24,980.66	Bil. Ch. 2012 USD, SAAR 2

Equity	Base	5,912.89	5,814.62	6,098.72	6,483.85	Standard & Poor’s (S&P); Moody’s Analytics Forecasted

Equity	Upside	6,264.59	6,132.21	6,356.19	6,630.75	Standard & Poor’s (S&P); Moody’s Analytics Forecasted

Equity	Downside	3,867.82	4,095.95	4,899.05	5,712.91	Standard & Poor’s (S&P); Moody’s Analytics Forecasted

1	NSA: National Security Agency.
2	SAAR: Seasonally adjusted annual rate.

Economic variable assumptions, December 31, 2023		2024	2025	2026	2027	Units

Interest rates	Base	4.11	4.04	4.02	4.03	Interest Rates: 10-Year Treasury Constant Maturities, (% p.a., NSA1)

Interest rates	Upside	4.21	4.13	4.02	4.03	Interest Rates: 10-Year Treasury Constant Maturities, (% p.a., NSA1)

Interest rates	Downside	2.31	3.24	3.71	3.89	Interest Rates: 10-Year Treasury Constant Maturities, (% p.a., NSA1)

Unemployment rate	Base	4.03	4.06	3.97	3.94	(%, SA)

Unemployment rate	Upside	3.08	3.41	3.34	3.35	(%, SA)

Unemployment rate	Downside	7.56	6.90	5.70	4.88	(%, SA)

House Price Index	Base	400.12	393.70	394.21	403.50	Existing Single-Family Home Price: Median, (Ths. USD, SA)

House Price Index	Upside	419.87	423.62	428.16	439.72	Existing Single-Family Home Price: Median, (Ths. USD, SA)

House Price Index	Downside	339.91	347.29	352.66	363.59	Existing Single-Family Home Price: Median, (Ths. USD, SA)

Domestic GDP	Base	22,900.95	23,303.78	23,825.37	24,397.71	Bil. Ch. 2012 USD, SAAR2

Domestic GDP	Upside	23,354.42	23,883.09	24,451.63	25,020.82	Bil. Ch. 2012 USD, SAAR2

Domestic GDP	Downside	22,039.64	22,368.94	23,099.22	23,768.80	Bil. Ch. 2012 USD, SAAR2

Equity	Base	4,672.66	4,796.24	5,043.19	5,368.63	Standard & Poor’s (S&P); Moody’s Analytics Forecasted

Equity	Upside	4,950.59	5,058.20	5,256.09	5,490.26	Standard & Poor’s (S&P); Moody’s Analytics Forecasted

Equity	Downside	2,904.90	3,226.25	3,942.26	4,603.90	Standard & Poor’s (S&P); Moody’s Analytics Forecasted

1	NSA: National Security Agency.
2	SAAR: Seasonally adjusted annual rate.

166 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 4

The weightings assigned to each economic scenario were as follows:

Weightings	Base	Upside	Downside

On December 31, 2024	40	30	30

On December 31, 2023	40	30	30
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
The Group may
write-off
financial assets that are still subject to enforcement activity. The outstanding contractual amounts of such assets written-off
during 2024 is not material. The Group still seeks to recover amounts it is legally owed in full, but which have been partially written off due to no reasonable expectation of full recovery.
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
ECL) (see note
4.2.6 Expected credit losses
(a) for details of the Group ECL staging classification). This is only the case for assets that have performed in accordance with the new terms for three consecutive months or more. The gross carrying amount of such assets held on December 31 2024 was EUR 0 million (2023: EUR 0 million).
ECL developments in the reporting period
Aegon regularly monitors industry sectors and individual debt securities for sources of changes in the ECL allowance. These sources may include one or more of the following:
•	Transfers between Stages 1, 2 and 3 due to financial instruments experiencing significant increases (or decreases) of credit risk or becoming credit-impaired in the period, and the consequent “step up” (or “step down”) between
12-month
and lifetime ECL;
•	Additional allowances for new financial instruments recognized during the period, as well as releases for financial instruments de-recognized in the period;
•	Impact on the measurement of ECL due to changes in PDs, EADs and LGDs in the period, arising from regular refreshing of inputs to models;
•	Impacts on the measurement of ECL due to changes made to models and assumptions;
•	Discount unwind within ECL due to the passage of time, as ECL is measured on a present value basis;
•	Foreign exchange retranslations for assets denominated in foreign currencies and other movements; and,
•	Financial assets derecognized during the period and write-offs of allowances related to assets that were written off during the period.

Annual Report on Form 20-F 2024 | 167

About Aegon Governance and risk management Financial information Sustainability information

In addition, for asset-backed securities, cash flow trends and underlying levels of collateral are monitored. Furthermore, quality ratings of investment portfolios are based on a composite of the main rating agencies (S&P, Moody’s, and Fitch) and Aegon’s internal rating of the counterparty. The following tables explain the changes in the loss allowance changes between the beginning and the end of the annual period due to these factors:

	2024

	ECL staging

	Stage 1	Stage 2	Stage 3

Debt securities	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Purchased credit impaired	Total

Loss allowance on January 1	(147)	(25)	(64)	(2)	(238)

Transfers:

- Transfer from Stage 1 to Stage 2	4	(4)	-	-	-

- Transfer from Stage 1 to Stage 3	1	-	(1)	-	-

- Transfer from Stage 2 to Stage 1	(5)	5	-	-	-

- Transfer from Stage 2 to Stage 3	-	12	(12)	-	-

- Transfer from Stage 3 to Stage 2	-	(4)	4	-	-

Impact on year-end ECL of exposures transferred between stages during the year	2	(7)	(50)	-	(54)

Financial assets derecognized during the period	18	3	35	-	56

New financial assets originated or purchased	(38)	(2)	(2)	-	(42)

Change in models	(12)	(16)	(14)	(2)	(45)

Net exchange differences	(11)	(2)	(6)	-	(20)

Loss allowance on December 31	(187)	(41)	(108)	(4)	(341)

	2023

		ECL staging

	Stage 1	Stage 2	Stage 3

Debt securities	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Purchased credit impaired	Total

Loss allowance on January 1	(156)	(32)	(86)	(1)	(276)

Transfers:

- Transfer from Stage 1 to Stage 2	2	(2)	-	-	-

- Transfer from Stage 1 to Stage 3	2	-	(2)	-	-

- Transfer from Stage 2 to Stage 1	(3)	3	-	-	-

- Transfer from Stage 2 to Stage 3	-	3	(3)	-	-

- Transfer from Stage 3 to Stage 2	-	(4)	4	-	-

- Transfer from Stage 3 to Stage 1	(39)	-	39	-	-

Impact on year-end ECL of exposures transferred between stages during the year	36	(2)	(39)	-	(5)

Financial assets derecognized during the period	26	3	44	-	73

New financial assets originated or purchased	(16)	(1)	(9)	-	(26)

Change in models	(5)	6	(14)	(1)	(13)

Net exchange differences	5	1	2	-	9

Loss allowance on December 31	(147)	(25)	(64)	(2)	(238)
The ECL allowance for debt securities measured at FVOCI of EUR 341 million (December 2023: EUR 237 million) does not reduce the carrying amount of these investments (which are measured at fair value) but gives rise to an equal and opposite gain in OCI.
Expected credit losses on loans increased by EUR (92) million to EUR (118) million as per December 2024 (2023: (26) million). The increase in expected credit losses was mainly driven by a mortgage loan in Aegon US and partly by the stage transfer of an office facing with occupancy and valuation challenges (2023: EUR (14) million).
The majority of the expected credit losses recognized are in Stage 2 EUR (75) million (2023: EUR (24) million).
Based on the tables above, the following is a reconciliation of the loss allowance movements with an impact on the income statement with the net impairment charge presented in the income statement. Other represents impairment charges on asset types which are not individually material.

168 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 4

	2024	2023

Loans measured at amortized cost	(88)	(15)

Debt securities measured at FVOCI	(140)	(44)

Other	(9)	(60)

Net impairment charge in P&L	(237)	(119)
The following tables further explains changes in the gross carrying amount / market value of the financial assets and their significance to the changes in the loss allowance for the same portfolio as discussed above:

	2024

	ECL staging

	Stage 1	Stage 2	Stage 3

Debt securities	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Purchased credit impaired	Total

Gross carrying amount on January 1	46,461	357	325	100	47,242

Transfers:	-	-	-	-	-

- Transfer from Stage 1 to Stage 2	(200)	200	-	-	-

- Transfer from Stage 1 to Stage 3	(10)	-	10	-	-

- Transfer from Stage 2 to Stage 3	-	(48)	48	-	-

- Transfer from Stage 3 to Stage 2	-	7	(7)	-	-

- Transfer from Stage 2 to Stage 1	150	(150)	-	-	-

- Transfer from Stage 3 to Stage 1	2	-	(2)	-	-

Financial assets derecognized during the period other than write-offs	(5,201)	(69)	(102)	(21)	(5,394)

New financial assets originated or purchased	8,421	21	(9)	-	8,434

Modification of contractual cash flows of financial assets	-	-	-	-	-

Unrealized gains/losses through equity	(1,294)	(7)	(17)	(10)	(1,329)

Amortizations through income statement	94	1	27	17	138

Movements related to fair value hedges	(2)	-	-	-	(2)

Net exchange differences	3,154	22	19	6	3,201

Other movements	(1)	0	(1)	(0)	(2)

Transfer to/from other headings	(45)	2	-	-	(43)

Gross carrying amount on December 31	51,529	335	291	92	52,247

Expected credit losses on December 31	(187)	(41)	(108)	(4)	(341)

			2023

	ECL staging

	Stage 1	Stage 2	Stage 3

Debt securities	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Purchased credit impaired	Total

Gross carrying amount on January 1	50,666	413	403	125	51,607

Transfers:

- Transfer from Stage 1 to Stage 2	(80)	80	-	-	-

- Transfer from Stage 1 to Stage 3	(45)	-	45	-	-

- Transfer from Stage 2 to Stage 3	-	(23)	23	-	-

- Transfer from Stage 3 to Stage 2	-	6	(6)	-	-

- Transfer from Stage 2 to Stage 1	76	(76)	-	-	-

- Transfer from Stage 3 to Stage 1	59	-	(59)	-	-

Financial assets derecognized during the period other than write-offs	(7,836)	(83)	(111)	(27)	(8,057)

New financial assets originated or purchased	3,672	37	22	-	3,731

Modification of contractual cash flows of financial assets	-	-	-	-	-

Unrealized gains/losses through equity	1,488	16	1	(10)	1,495

Amortizations through income statement	113	-	19	17	148

Net exchange differences	(1,637)	(13)	(12)	(4)	(1,666)

Other movements	(9)	-	-	-	(9)

Transfer to/from other headings	(6)	-	-	-	(6)

Gross carrying amount on December 31	46,461	357	325	100	47,242

Expected credit losses on December 31	(147)	(25)	(64)	(2)	(237)

Annual Report on Form 20-F 2024 | 169

About Aegon Governance and risk management Financial information Sustainability information

The total amount of undiscounted ECL at initial recognition for purchased or originated credit-impaired financial assets recognized during the period was EUR 4 million (2023: EUR 2 million).

	2024

	ECL staging

	Stage 1	Stage 2	Stage 3

Loans	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Purchased credit impaired	Total

Gross carrying amount on January 1	10,147	35	-	-	10,182

Transfers:

- Transfer from Stage 1 to Stage 2	(162)	162	-	-	-

- Transfer from Stage 1 to Stage 3	(7)	-	7	-	-

- Transfer from Stage 2 to Stage 1	75	(75)	-	-	-

Financial assets derecognized during the period other than write-offs	(633)	(69)	-	-	(702)

New financial assets originated or purchased	483	76	-	-	559

Realized gains and losses through income statement	3	1	-	-	4

Net exchange differences	667	7	-	-	674

Other movements	(1)	(1)	-	-	(1)

Gross carrying amount on December 31	10,574	135	7	-	10,716

(-) Expected credit losses on December 31	(38)	(75)	(5)	-	(118)

Net carrying amount on December 31	10,536	60	2	-	10,598

	2023

	ECL staging

	Stage 1	Stage 2	Stage 3

Loans	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Purchased credit impaired	Total

Gross carrying amount on January 1	10,416	2	-	-	10,418

Transfers:

- Transfer from Stage 1 to Stage 2	(39)	39	-	-	-

Financial assets derecognized during the period other than write-offs	(566)	(5)	-	-	(571)

New financial assets originated or purchased	691	-	-	-	691

Net exchange differences	(354)	(1)	-	-	(355)

Gross carrying amount on December 31	10,147	35	-	-	10,182

(-) Expected credit losses on December 31	(24)	(1)	-	-	(26)

Net carrying amount on December 31	10,123	33	-	-	10,156
Sensitivity on ECL to future-economic conditions
ECL are sensitive to judgments and assumptions made regarding the formulation of forward-looking scenarios and how such scenarios are incorporated into the calculations. Management performs a sensitivity analysis on the ECL recognized on material classes of its assets. As ECL is not material at the end of 2024 and 2023, sensitivity on ECL is being assessed to be not material for 2024 and 2023 either.
4.3 Market risk
Market risk is the risk that changes in market prices (e.g. foreign exchange rates, interest rates) will affect the fulfillment cash flows of insurance and reinsurance contracts as well as the fair value or future cash flows of financial instruments. The objective of market risk management is to control exposures within acceptable parameters while optimizing the return on risk.
Aegon’s management of market risk comprises equity price risk, interest rate risk and currency risk.

170 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 4

4.3.1 Equity market risk and other investments risk
Fluctuations in equity, real estate and capital markets have affected Aegon’s profitability, capital position and sales of equity related products in the past and may continue to do so. Exposure to equity, real estate and capital markets exists in both assets and liabilities. Asset exposure exists through direct equity investment, where Aegon bears all or most of the volatility in returns and investment performance risk. Equity market exposure is also present in insurance and investment contracts for policyholders where funds are invested in equities, backing variable annuities, unit-linked products and mutual funds. Although most of the risk remains with the policyholder, lower investment returns can reduce the asset management fee earned by Aegon on the asset balance in these products. In addition, some of this business has minimum return or accumulation guarantees.
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
The equity, real estate and other
non-fixed-income
portfolio of Aegon is as follows:

Equity, real estate and non-fixed income exposure	Americas	United Kingdom	International	Asset Management	Total 2024

Equity funds	145	-	-	9	154

Common shares	95	14	5	-	114

Preferred shares	16	-	-	-	16

Investments in real estate	40	-	17	-	57

Hedge funds	7	-	-	-	7

Other alternative investments	2,682	-	-	-	2,682

Other financial assets 1	1,800	716	33	2	2,551

On December 31	4,785	730	56	10	5,582

1	Majority of Other financial assets contains Real estate Limited Partnership for Aegon US and Aegon enhanced fund for Aegon UK.

Equity, real estate and non-fixed income exposure	Americas	United Kingdom	International	Asset Management	Total 2023

Equity funds	133	-	-	9	141

Common shares	106	14	5	-	126

Preferred shares	29	-	-	-	29

Investments in real estate	38	-	17	-	55

Hedge funds	6	-	-	-	6

Other alternative investments	2,404	-	-	-	2,404

Other financial assets 1	1,856	772	4	1	2,633

On December 31	4,573	786	27	10	5,395

1	Majority of Other financial assets contains Real estate Limited Partnership for Aegon US and Aegon enhanced fund for Aegon UK.

Market risk concentrations – shares	Americas	United Kingdom	International	Asset Management	Total 2024

Communication	2	-	-	-	2

Consumer	2	-	-	-	2

Financials	23	-	5	-	28

Funds	140	14	-	-	154

Industries	6	-	-	-	6

Other	83	-	33	9	125

On December 31	256	14	39	9	317

Market risk concentrations – shares	Americas	United Kingdom	International	Asset Management	Total 2023

Communication	2	-	-	-	2

Consumer	4	-	-	-	4

Financials	136	-	5	-	142

Funds	30	14	-	-	45

Industries	11	-	-	-	11

Other	84	-	4	9	97

On December 31	267	14	10	9	300

Annual Report on Form 20-F 2024 | 171

About Aegon Governance and risk management Financial information Sustainability information

The table that follows sets forth the closing levels of certain major indices at the end of the last five years.

	2024	2023	2022	2021	2020

S&P 500	5,882	4,770	3,840	4,766	3,756

Nasdaq	21,012	15,011	10,466	15,645	12,888

FTSE 100	8,173	7,733	7,452	7,385	6,461

AEX	879	787	689	798	625
An analysis of Aegon’s sensitivity to a 10% and 25% increase or decrease in equity prices at the reporting date, assuming that all other variables remain constant, is presented below.
Sensitivity analysis of CSM, net result and
shareholders’ equity to equity markets

	2024			2023

Estimated approximate effects on:	CSM	Net result	Shareholders’ equity	CSM	Net result	Shareholders’ equity

Equity 10% increase

Financial instruments		(8)	(6)		(5)	(13)

Insurance and reinsurance assets	-	(28)	(30)	-	(271)	(265)

Insurance and reinsurance liabilities	363	154	160	310	422	397

Equity 10% decrease

Financial instruments		8	1		4	11

Insurance and reinsurance assets	-	7	7	-	229	225

Insurance and reinsurance liabilities	(331)	(169)	(178)	(316)	(465)	(431)

Equity 25% increase

Financial instruments		(24)	(15)		(31)	(50)

Insurance and reinsurance assets	-	(95)	(99)	-	(737)	(721)

Insurance and reinsurance liabilities	916	398	413	775	1,035	989

Equity 25% decrease

Financial instruments		24	9		35	53

Insurance and reinsurance assets	-	326	340	-	965	945

Insurance and reinsurance liabilities	(847)	(770)	(807)	(804)	(1,499)	(1,434)
Over 2024 rising equity markets and interest rates in the US have resulted in reduced liability sensitivities, driven primarily by convex exposures of Indexed Universal Life and Variable Annuity products. Changes to asset sensitivities follow the liability changes, as hedge programs are rebalanced to match liabilities.
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

172 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 4

Aegon manages interest rate risk closely, taking into account all the complexity regarding policyholder behavior and management action. Aegon employs sophisticated interest rate measurement techniques and actively uses derivatives and other risk mitigation tools to closely manage its interest rate risk exposure. Aegon operates an Investment & Counterparty Risk policy that limits the amount of interest rate risk to which the Group is exposed. All derivative use is governed by Aegon’s Derivative Use Policy. A detailed description of the use of derivatives within Aegon is included in note
20 Derivatives
.
Transamerica’s dynamic hedge program contains variable annuities with guaranteed minimum death benefit riders (GMDB) and policies with guaranteed minimum income (GMIB) riders. This builds on the effective dynamic hedge program of policies with guaranteed minimum withdrawal benefits (GMWB). The dynamic hedge program covers the interest rate (and equity risks) embedded in the guarantees of its entire variable annuity portfolio. Dynamic hedging stabilizes cash flows and reduces sensitivities to changes in interest rates (and equity markets) on an economic basis.
The following table shows interest rates at the end of each of the past five years.

	2024	2023	2022	2021	2020

3 month Term SOFR	4.31%	5.33%	4.59%	0.91%	0.07%

3-month EURIBOR	2.71%	3.91%	2.13%	-0.57%	-0.55%

10-year US Treasury	4.57%	3.86%	3.83%	1.78%	0.91%

10-year Dutch government	2.59%	2.32%	2.91%	-0.03%	-0.48%
An analysis of Aegon’s sensitivity to a 100 basis points parallel increase or decrease in market interest rates at the reporting date, assuming that all other variables remain constant, is presented below:

	2024			2023

Estimated approximate effects on:	CSM	Net result	Shareholders’ equity	CSM	Net result	Shareholders’ equity

100 bps increase - Yield curve

Financial instruments		(12)	(729)		(114)	(652)

Insurance and reinsurance assets	-	(717)	(3,596)	(4)	(1,029)	(3,876)

Insurance and reinsurance liabilities	49	742	4,009	126	1,008	4,158

100 bps decrease - Yield curve

Financial instruments		15	859		35	655

Insurance and reinsurance assets	-	957	4,255	6	1,258	4,625

Insurance and reinsurance liabilities	(50)	(989)	(5,113)	(133)	(1,306)	(5,303)
Over 2024 rising interest rates and equity markets in the US have led to reduced liability sensitivities, driven primarily by convex exposures of Variable Annuity products. Other long duration products such as Long Term Care and Unit Linked products with Non Lapse or secondary guarantees also have a natural convexity, leading to lower liability sensitivities when interest rate rise. Changes to asset sensitivities follow the liability changes, as hedge programs are rebalanced to match liabilities.
The exposures of our different products vary, and we have a number of asymmetric exposures, in particular. This is mainly explained by certain US products:
•	For a number of products (e.g. our Stable Value Solutions and parts of the Universal Life products), we have stable surrender values alongside stable crediting rates. This means that, as interest rates rise, it becomes more attractive in the short term for customers to lapse their policies and, due to the market movements, this leads to increased losses. There are also asymmetries from accounting rules of IFRS, where decreases in interest rates which turn SVS liabilities negative will be floored at zero based on IFRS 9 rules applied to these contracts.
•	For other longer duration products such as Long-Term Care and Unit Linked products with non-lapse
or secondary guarantees, we have a natural convexity, meaning we are more exposed to interest rates falling, which results in adverse sensitivities on these products than to interest rates rising which are positive. This is because we still expect to receive premiums over the next 10 to 20 years but will continue to pay claims for many years thereafter. The interaction of these two factors with the more symmetrical exposures on other products results in our overall sensitivities showing an adverse impact to both rising and falling interest rates.
Risks and risks management arising from financial instruments subject to interest rate benchmark reform
On 30 September 2024, the remaining synthetic LIBOR rates were published for the last time and LIBOR came to an end. Before this, all derivative financial instruments using USD LIBOR and GBP LIBOR as a benchmark rate, transitioned to an alternative benchmark rate. Following the formal discontinuation, there are no remaining financial derivative instruments to be transitioned to an alternative benchmark rate.

Annual Report on Form 20-F 2024 | 173

About Aegon Governance and risk management Financial information Sustainability information

4.3.3 Currency exchange rate risk
As an international group, Aegon is subject to foreign currency translation risk. Foreign currency exposure exists mainly when policies are denominated in currencies other than the issuer’s functional currency. Currency risk in the investment portfolios backing insurance and investment liabilities is managed using asset-liability-matching principles. Assets allocated to equity are kept in local currencies to the extent shareholders’ equity is required to satisfy regulatory and self-imposed capital requirements. Therefore, currency exchange rate fluctuations will affect the level of shareholders’ equity as a result of the conversion of subsidiaries into euros, the Group’s presentation currency. Aegon holds the remainder of its capital base (perpetual capital securities, subordinated and senior debt) in various currencies in amounts that are targeted to correspond to the book value of the country units. This balancing mitigates currency translation impacts on shareholders’ equity and leverage ratios. Aegon does not hedge the income streams from the main non-euro
units and, as a result, earnings may fluctuate due to currency translation. As Aegon has significant business segments in the Americas and in the United Kingdom, the principal sources of exposure from currency fluctuations are due to the differences between the US dollar and the euro, and between the UK pound and the euro. Aegon may experience significant changes in net result and shareholders’ equity because of these fluctuations.
Aegon operates an Investment & Counterparty Risk Policy, which applies currency risk exposure limits both at Group and regional levels, and under which direct currency speculation or program trading by country units is not allowed unless explicit approval has been granted by the Group Risk and Capital Committee and the CEO. Assets should be held in the functional currency of the business written or hedged back to that currency. Where this is not possible or practical, remaining currency exposure should be sufficiently documented and limits are placed on the total exposure at both group level and for individual country units.
Information on Aegon’s historical net result and shareholders’ equity in functional currency are shown in the table below:

Amounts in EUR million	2024	2023	2022

Net result

Americas (in USD)	198	(266)	562

United Kingdom (in GBP)	56	26	57

Equity in functional currency

Americas (in USD)	3,838	3,690	3,456

United Kingdom (in GBP)	1,198	1,256	1,373
The summary quantitative information about Aegon’s exposure to currency risk arising from insurance and reinsurance contracts and financial instruments was as follows:

	2024					2023

Amounts in EUR million	EUR	GBP	USD	Other	Total	EUR	GBP	USD	Other	Total

Financial instruments - assets	729	1,588	72,942	819	76,078	722	1,713	70,557	928	73,921

Financial instruments - liabilities	2,823	51,034	44,925	-	98,783	2,823	40,242	38,387	-	81,452

Insurance and reinsurance contract - assets	7	3	16,090	46	16,147	7	2	16,744	39	16,793

Insurance and reinsurance contract - liabilities	720	66,675	137,867	5,730	210,993	715	61,922	130,886	6,124	199,648

174 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 4

The exchange rates for the US dollar and the UK pound per euro for each of the last five year ends are presented in the table below:

Closing rates	2024	2023	2022	2021	2020

USD	1.04	1.10	1.07	1.14	1.22

GBP	0.83	0.87	0.89	0.84	0.90
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

Movement of markets 1	Estimated approximate effects on net income	Estimated approximate effects on shareholders’ equity

2024

Increase by 15% of USD currencies relative to the euro	43	734

Increase by 15% of GBP currencies relative to the euro	8	264

Increase by 15% of non-euro currencies relative to the euro	72	1,126

Decrease by 15% of USD currencies relative to the euro	(31)	(543)

Decrease by 15% of GBP currencies relative to the euro	(6)	(195)

Decrease by 15% of non-euro currencies relative to the euro	(53)	(832)

2023

Increase by 15% of USD currencies relative to the euro	(27)	769

Increase by 15% of GBP currencies relative to the euro	(2)	264

Increase by 15% of non-euro currencies relative to the euro	(49)	1,145

Decrease by 15% of USD currencies relative to the euro	20	(569)

Decrease by 15% of GBP currencies relative to the euro	2	(195)

Decrease by 15% of non-euro currencies relative to the euro	36	(847)

1	The effect of currency exchange movements is reflected as a one-time shift up or down in the value of the non-euro currencies relative to the euro on December 31.
4.4 Liquidity risk
Liquidity risk is inherent in much of Aegon’s business. Each asset purchased and liability incurred has its own liquidity characteristics. Some liabilities are surrenderable while some assets, such as privately placed loans, mortgage loans, real estate, and limited partnership interests, have low liquidity. If Aegon requires significant amounts of cash on short notice in excess of normal cash requirements and existing credit facilities, it may have difficulty selling these investments at attractive prices or in a timely manner. Liquidity risk is also affected by the use of collateralized financial derivatives to mitigate other risks.
Aegon operates a Liquidity Risk Policy under which country units are obliged to maintain sufficient levels of highly liquid assets to meet cash demands by policyholders and account holders over the next two years. Potential cash demands are assessed under a stress scenario including spikes in disintermediation risk due to rising interest rates and concerns over Aegon’s financial strength due to multiple downgrades of the Group’s credit rating. At the same time, the liquidity of assets other than cash and government issues is assumed to be severely impaired for an extended period of time. All legal entities and Aegon Group must maintain sufficient liquidity to meet all cash needs under this extreme scenario.
Aegon held EUR 16,291 million of investments in cash, money market products and government bonds that are readily saleable or redeemable on demand (2023: EUR 19,399 million, exclude the investments of disposal group). The Group expects to meet its obligations, even in a stressed liquidity event, from operating cash flows and the proceeds of maturing assets as well as these highly liquid assets. Further, the Group has access to back-up
credit facilities, as disclosed in note 31 Borrowings, amounting to EUR 1,544 million which were unused at the end of the reporting period (2023: EUR 2,623 million).

Annual Report on Form 20-F 2024 | 175

About Aegon Governance and risk management Financial information Sustainability information

The maturity analysis below shows the remaining contractual maturities of each category of financial liabilities (including coupon interest). When the counterparty has a choice of when an amount is paid, the liability is included on the basis of the earliest date on which it can be required to be paid. Financial liabilities that can be required to be paid on demand without any delay are reported in the category “On demand.” If there is a notice period, it has been assumed that notice is given immediately, and the repayment has been presented at the earliest date after the end of the notice period. When the amount payable is not fixed, the amount reported is determined by reference to the conditions existing at the reporting date. For example, when the amount payable varies with changes in an index, the amount disclosed may be based on the level of the index at the reporting date.
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
Aegon’s liquidity management is based on expected claims and benefit payments rather than on the contractual maturities. The projected cash benefit payments in the table below (maturity analysis - insurance and reinsurance contracts) are based on management’s best estimates of the expected gross benefits and expenses, partially offset by the expected gross premiums, fees and charges relating to the existing business in force. Estimated cash benefit payments are based on mortality, morbidity and lapse assumptions based on Aegon’s historical experience, modified for recently observed trends. Actual payment obligations may differ if experience varies from these assumptions. The cash benefit payments are presented on an undiscounted basis and are before the deduction of tax and before reinsurance.
For maturity information on other obligations, please see note
39 Commitments and contingencies
.
Maturity analysis - insurance and reinsurance contracts
The following tables provides a maturity analysis of Aegon’s insurance and reinsurance contracts, which reflects the dates on which the cash flows are expected to occur. The cash flows presented below represent the undiscounted best estimate liability for the relevant periods.

Undiscounted best estimate liability (i.e. Remaining contractual undiscounted net cash flows)	< 1 yr amount	1 < 2 yrs amount	2 < 3 yrs amount	3 < 4 yrs amount	4 < 5 yrs amount	> 5 yrs amount	Total amount

2024

Insurance contracts:

- Direct participating contracts	10,086	9,874	9,554	8,886	8,689	156,595	203,683

- Without direct participation contracts	10,827	10,448	9,924	9,223	8,836	136,030	185,290

Investment contracts with DPF:

- Direct participating contracts	1,880	1,964	1,911	1,688	1,681	23,816	32,940

Reinsurance contracts held, in a liability position	20	21	20	20	20	827	928

Total	22,814	22,307	21,408	19,818	19,226	317,268	422,841

2023

Insurance contracts:

- Direct participating contracts	8,737	8,287	8,186	7,823	7,187	127,351	167,571

- Without direct participation contracts	9,105	8,651	8,041	7,541	6,960	103,939	144,237

Investment contracts with DPF:

- Direct participating contracts	1,717	1,637	1,788	1,732	1,511	21,407	29,793

Reinsurance contracts held, in a liability position	46	43	41	39	39	1,370	1,578

Total	19,605	18,618	18,056	17,136	15,698	254,067	343,179

176 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 4

Expected release of risk adjustment	< 1 yr amount	1 < 2 yrs amount	2 < 3 yrs amount	3 < 4 yrs amount	4 < 5 yrs amount	> 5 yrs amount	Total amount

2024

Insurance contracts:

- Direct participating contracts	31	30	27	27	26	395	535

- Without direct participation contracts	53	48	45	44	45	2,525	2,760

Investment contracts with DPF:

- Direct participating contracts	10	9	7	8	8	71	112

- Without direct participation contracts	-	-	-	-	-	-	-

Reinsurance contracts held, in a liability position	(15)	(13)	(12)	(11)	(11)	(299)	(361)

Total	79	74	67	68	68	2,691	3,047

2023

Insurance contracts:

- Direct participating contracts	30	35	32	29	29	413	568

- Without direct participation contracts	72	63	60	57	58	2,373	2,683

Investment contracts with DPF:

- Direct participating contracts	9	12	10	8	9	81	128

- Without direct participation contracts	-	-	-	-	-	-	-

Reinsurance contracts held, in a liability position	(12)	(11)	(11)	(10)	(10)	(278)	(332)

Total	98	99	92	85	85	2,589	3,047
Most insurance products and investment contracts with discretionary participating features of Aegon contain investment related or investment return services, where policyholders are able to surrender or early terminate their contracts to receive their current account value net of contractual penalties after a specific notional period. The current account value reflects the fair value of underlying investments. Main product types where such demand features exist are permanent life insurance products and annuities issued in the Americas, and unit-linked contracts issued in Europe.
Maturity analysis – financial instruments
The following table (maturity analysis - financial instruments) details the Group’s liquidity analysis for its derivative financial instruments, based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis, and the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

Maturity analysis – gross undiscounted contractual cash flows (for non-derivatives)	On demand	< 1 yr amount	1 < 2 yrs amount	2 < 3 yrs amount	3 < 4 yrs amount	4 < 5 yrs amount	> 5 yrs amount	Total amount

2024

Trust pass-through securities	-	10	94	3	3	3	72	187

Subordinated loans	-	88	88	88	67	46	2,577	2,954

Borrowings	-	1,155	588	805	51	51	1,112	3,762

Investment contracts	39,959	50,922	9	118	24	4	60	91,095

Lease liabilities	-	37	30	27	25	21	123	261

Other financial liabilities	3,419	856	27	-	4	-	-	4,307

2023

Trust pass-through securities	-	9	9	88	3	3	71	184

Subordinated loans	-	111	83	83	83	63	3,158	3,579

Borrowings	-	123	1,057	726	48	48	1,140	3,143

Investment contracts	34,464	40,059	11	8	110	23	74	74,749

Lease liabilities	-	34	29	24	21	18	114	240

Other financial liabilities	4,582	930	52	7	-	4	-	5,575

Annual Report on Form 20-F 2024 | 177

About Aegon Governance and risk management Financial information Sustainability information

								2024

Maturity analysis relating to derivatives 1 (Undiscounted contractual cash flows)	On demand	< 1 yr amount	1 < 2 yrs amount	2 < 3 yrs amount	3 < 4 yrs amount	4 < 5 yrs amount	> 5 yrs amount	Total amount

Gross settled

Cash inflows	-	1,301	182	218	153	196	2,603	4,653

Cash outflows	-	(1,241)	(135)	(191)	(134)	(194)	(2,450)	(4,345)

Net settled

Cash inflows	-	582	425	380	323	286	6,587	8,583

Cash outflows	-	(475)	(360)	(323)	(259)	(246)	(11,644)	(13,308)

1
Derivatives includes all financial derivatives regardless whether they have a positive or a negative value. It does not include bifurcated embedded derivatives. These are presented together with the host contract. For interest rate derivatives only, cash flows related to the pay leg are taken into account for determining the gross undiscounted cash flows.

								2023

Maturity analysis relating to derivatives 1 (Undiscounted contractual cash flows)	On demand	< 1 yr amount	1 < 2 yrs amount	2 < 3 yrs amount	3 < 4 yrs amount	4 < 5 yrs amount	> 5 yrs amount	Total amount

Gross settled

Cash inflows	-	9,757	170	171	202	145	2,560	13,004

Cash outflows	-	(9,710)	(121)	(134)	(191)	(134)	(2,458)	(12,748)

Net settled

Cash inflows	-	282	253	260	286	341	7,509	8,930

Cash outflows	-	(560)	(224)	(244)	(266)	(271)	(12,248)	(13,813)

1
Derivatives includes all financial derivatives regardless whether they have a positive or a negative value. It does not include bifurcated embedded derivatives. These are presented together with the host contract. For interest rate derivatives only, cash flows related to the pay leg are taken into account for determining the gross undiscounted cash flows.

5 Segment information
Aegon’s operating segments are based on the businesses as presented in internal reports that are regularly reviewed by the Executive Director, who is regarded as the chief operating decision maker. All reportable segments are involved in insurance or reinsurance business, asset management or services related to these activities. The reportable segments are:
•	Americas : which covers business units in the United States, including any of the units’ activities located outside of the United States;
•	United Kingdom : which covers business activities from platform business and traditional insurance in the United Kingdom;
•	International : which covers operations in Spain & Portugal, China, Brazil, Bermuda, Hong Kong, and Singapore including any of the units’ activities located outside these countries;
•	Asset Management : which covers business activities from AAM Global Platforms and Strategic Partnerships;
•	Holding and other activities : which includes financing, employee and other administrative expenses of holding companies.
•	The Netherlands : which covered businesses activities from Aegon the Netherlands (ceased to be a reporting segment following the completion of the transaction with a.s.r. in 2023).
Aegon’s segment information is prepared by consolidating on a proportionate basis Aegon’s joint ventures and associated companies except for its 29.95% stake in a.s.r. The result of associate a.s.r. is included in Other income / (charges).
Performance Measure
Aegon uses the
non-IFRS
performance measure operating result. Operating result reflects Aegon’s profit before tax from underlying business operations, and mainly excludes components that relate to accounting mismatches that are dependent on market volatility, updates to best estimate actuarial and economic assumptions and model updates or events that are considered outside the normal course of business.
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
Items excluded from operating result:

178 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 5

•	Fair value items (see details below).
•	Realized gains/(losses) on investments includes realized gains and losses on financial assets measured at amortized cost.
•	Impairment losses and reversals of impairment losses reflect the change in ECL for financial assets.
•	Other income / (charges) (see details below).
Fair value items
Fair value items include the following:
•	Over- or underperformance of investments and guarantees held at fair value for which management’s best estimate investment return is included in operating result;
•	Hedge ineffectiveness on hedge transactions, fair value changes on economic hedges without natural offset in earnings and for which no hedge accounting is applied and fair value movements on real estate are included under fair value items;
•	Certain assets held by Aegon are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as investments in hedge funds, private equities, real estate (limited partnerships), convertible bonds and structured products;
•	Certain products offered by Aegon Americas contain guarantees and are reported on a fair value basis and include the total return annuities and variable annuities. The earnings on these products are impacted by movements in equity markets and risk-free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings;
•	Changes in value of VFA products that result in (a reversal of) onerous contracts;
•	Changes in discount rates for General model insurance contracts, including the revaluation of changes in non-financial assumptions and experience adjustments that adjust CSM to current interest rates.
Other income / (charges)
Other income / (charges) include the following:
•	Items which cannot be directly allocated to a specific line of business;
•	The impact of changes in actuarial assumptions and model updates on onerous contracts;
•	The impact of changes in financial assumptions and the passage of time on onerous groups of VFA contracts to which no risk mitigation is applied, and;
•	Other items that are outside the normal course of business, including restructuring charges.
In the Consolidated income statement, for onerous contracts, actuarial assumption and model updates are included in “Insurance service result”. Restructuring charges are included in “Other operating expenses”.
Share in earnings of joint ventures and associates
Earnings from Aegon’s joint ventures in China, Spain & Portugal, and Aegon’s associates in France and United Kingdom are reported as part of operating result.
Segment results
The following table presents Aegon’s segment results.

Annual Report on Form 20-F 2024 | 179

About Aegon Governance and risk management Financial information Sustainability information

Income statement - Operating result	Americas	United Kingdom	Interna- tional	Asset Manage- ment	Holding and other activities	Elimi- nations	Segment total	Joint ventures and associates elimi- nations	Consoli- dated
Year ended December 31, 2024
Operating result	1,062	198	183	201	(209)	50	1,485	234	1,719
Fair value items	(161)	(67)	2	2	23	(7)	(208)	(1)	(209)
Realized gains / (losses) on investments	(51)	-	15	-	-	-	(36)	(17)	(53)
Impairment (losses) / reversals	(224)	-	(12)	-	-	-	(236)	7	(229)
Non-operating items	(435)	(67)	5	2	23	(7)	(480)	(11)	(491)
Other income / (charges)	(452)	(48)	2	(45)	326	(28)	(245)	(324)	(568)
Result before tax	175	83	189	158	140	14	760	(100)	660
Income tax (expense) / benefit	8	(16)	(59)	(48)	31	-	(85)	100	16
Net result	183	67	130	110	171	14	676	-	676
Inter-segment operating result	(596)	(86)	267	131	283
Revenues Insurance contracts revenue
- Insurance contracts: direct part. 1	1,101	257	2	-	-	-	1,361	(1)	1,360
- Insurance contracts: without direct part. 1	8,001	206	1,671	-	-	(45)	9,833	(1,433)	8,400
Investment contracts with discretionary participation features revenue
- Insurance contracts: direct part.	-	80	-	-	-	-	80	-	80
Insurance revenue	9,102	543	1,674	-	-	(45)	11,275	(1,434)	9,841
Interest revenue on financial instruments calculated using the effective interest method	3,117	76	70	1	76	(11)	3,330	(5)	3,325
Interest revenue on financial instruments measured at FVPL	346	463	1	13	-	-	823	-	823
Other investment income	16	2,050	111	15	475	(475)	2,192	(124)	2,069
Fee and commission income	1,761	283	25	643	-	(153)	2,558	(179)	2,378
Other revenues	-	-	34	1	-	-	35	(35)	-
Total revenues	14,342	3,414	1,915	673	552	(684)	20,213	(1,777)	18,436
Inter-segment revenues	46	-	-	154	483

1
In 2024, amounts are reclassified between revenue from insurance contracts with direct participation and revenue from insurance contracts without direct participation. The reclassifications were determined to be immaterial in the prior years and have no impact on total insurance revenue, nor on the net result.

The other charges of the Americas in 2024 are mainly due to unfavorable assumption updates and restructuring charges.
Impairment losses in Americas were majorly related to expected credit loss (ECL) balance increases for bonds and mortgages following more adverse economic scenario output and real estate occupancy rates.

Income statement - Operating result	Americas	The Nether- lands 1	United Kingdom	Interna- tional	Asset Manage- ment	Holding and other activities	Elimi- nations	Segment total	Joint ventures and associates elimi- nations	Consoli- dated
Year ended December 31, 2023
Operating result	1,107	-	214	196	145	(173)	10	1,498	19	1,517
Fair value items	138	-	(76)	(1)	(8)	24	(1)	76	9	85
Realized gains / (losses) on investments	(683)	-	-	24	-	-	-	(659)	(30)	(689)
Impairment (losses) / reversals	(62)	-	-	(23)	-	(7)	-	(92)	2	(90)
Non-operating items	(607)	-	(76)	(1)	(8)	17	(1)	(675)	(19)	(695)
Other income / (charges)	(961)	(65)	(85)	(110)	(31)	110	2	(1,140)	(90)	(1,230)
Result before tax	(460)	(65)	52	85	106	(46)	11	(317)	(91)	(408)
Income tax (expense) / benefit	214	-	(23)	(69)	(36)	31	-	118	91	209
Net result	(246)	(65)	29	16	70	(14)	11	(199)	-	(199)
Inter-segment operating result	(569)	(48)	(75)	256	150	286
Revenues Insurance contracts revenue
- Insurance contracts: direct part.	9,468	-	600	1,095	-	-	(51)	11,112	(1,490)	9,622
- Insurance contracts: without direct part.	-	-	-	700	-	-	-	700		700
Investment contracts with discretionary participation features revenue
- Insurance contracts: direct part.	-	-	64	-	-	-	-	64	-	64
Insurance revenue	9,468	-	663	1,795	-	-	(51)	11,876	(1,490)	10,386
Interest revenue on financial instruments calculated using the effective interest method	3,108	-	58	87	2	90	(6)	3,339	(3)	3,336
Interest revenue on financial instruments measured at FVPL	339	-	486	1	-	-	-	826	-	826
Other investment income	14	-	1,818	104	14	498	(498)	1,950	(116)	1,833
Fee and commission income	1,653	-	214	34	632	-	(158)	2,376	(215)	2,160
Other revenues	-	-	-	37	1	-	-	38	(38)	-
Total revenues	14,582	-	3,239	2,058	649	589	(713)	20,404	(1,862)	18,541
Inter-segment revenues	49	-	-	1	172	500

1
The net result represents the standalone result of ‘The Netherlands’. After elimination, the remaining result is EUR (17
). See note 45 Held for sale and discontinued operations in the annual report of 2023 for more details.

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
The other charges of the Americas in 2023 are mainly due to unfavorable assumption updates and restructuring charges.

180 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 5

Income statement - Operating result	Americas	The Nether- lands 1	United Kingdom	Interna- tional	Asset Manage- ment	Holding and other activities	Elimi- nations	Segment total	Joint ventures and associates elimi- nations	Consoli- dated
Year ended December 31, 2022
Operating result	1,433	-	211	202	193	(220)	(17)	1,802	(59)	1,743
Fair value items	(85)	-	(71)	38	(3)	(21)	(76)	(218)	8	(209)
Realized gains / (losses) on investments	(518)	-	-	30	-	7	-	(481)	(16)	(497)
Impairment (losses) / reversals	(78)	-	(11)	(14)	-	(18)	-	(122)	1	(121)
Non-operating items	(681)	-	(83)	54	(3)	(32)	(76)	(820)	(7)	(827)
Other income / (charges)	(117)	(1,373)	(64)	326	(19)	(118)	-	(1,365)	(19)	(1,384)
Result before tax	636	(1,373)	64	582	171	(371)	(93)	(384)	(85)	(469)
Income tax (expense) / benefit	(102)	-	2	(57)	(67)	68	-	(156)	85	(71)
Net result	533	(1,373)	67	526	104	(303)	(93)	(540)	-	(540)
Inter-segment operating result	(458)	(94)	(75)	236	188	203
Revenues Insurance contracts revenue
- Insurance contracts: direct part.	10,174	-	628	967	-	-	(32)	11,736	(1,210)	10,526
- Insurance contracts: without direct part.	-	-	-	651	-	-	-	651	-	651
Investment contracts with discretionary participation features revenue
- Insurance contracts: direct part.	-	-	74	-	-	-	-	74	-	74
Insurance revenue	10,174	-	701	1,618	-	-	(32)	12,461	(1,210)	11,251
Interest revenue on financial instruments calculated using the effective interest method	3,105	-	12	191	-	2	(5)	3,306	(3)	3,303
Interest revenue on financial instruments measured at FVPL	228	-	399	(3)	-	-	-	624	-	624
Other investment income	32	-	1,530	100	12	425	(425)	1,673	(110)	1,564
Fee and commission income	1,756	-	223	62	693	-	(187)	2,548	(254)	2,294
Other revenues	-	-	-	25	5	-	-	30	(30)	-
Total revenues	15,295	-	2,865	1,993	710	427	(648)	20,642	(1,607)	19,035
Inter-segment revenues	33	-	-	-	208	426

1
The net result represents the standalone result of ‘The Netherlands’. After elimination and considering the result included in the Holdings and other activities, the remaining result is EUR (1,746). See note 45 Held for sale and discontinued operations in the annual report of 2023 for more details.

The Americas recorded other charges of EUR 117 million in 2022 mainly due to unfavorable assumption updates and restructuring charges.

Annual Report on Form 20-F 2024 | 181

About Aegon Governance and risk management Financial information Sustainability information

Operating result reconciliation
The reconciliation from operating result to result before tax from continuing operations, being the most comparable IFRS measure, is presented in the table below. For those items that cannot be directly reconciled to the respective notes, the explanation is provided below the table.

	Note	2024	2023	2022

Result before tax from continuing operations		660	(391)	827

Elimination of share in earnings of joint ventures and associates		(234)	(19)	59

Insurance revenue	6	2	(15)	1

Insurance service expenses	7	428	427	442

Net (expenses) / income on reinsurance held	8	(56)	(23)	(40)

Net fair value change of financial investments at fair	9.4 / 10.4
value through profit or loss, other than derivatives		(240)	(224)	183

Net fair value change of derivatives	9.4 / 10.4	3	(7)	-

Realized gains and losses on financial investments	9.4 / 10.4	93	683	670

Net fair value change on investments in real estate	9.4 / 10.4	(1)	(2)	(1)

Impairment reversals / (losses)	9.5 / 10.5	229	90	121

Insurance finance income / (expenses)	9	440	375	(614)

Net reinsurance finance (expenses) / income on reinsurance held	9	(13)	(85)	68

Investment contract (expenses) / income	10	(6)	(5)	(2)

Net fair value change on borrowings and other financial liabilities		-	-	(5)

Fee and commission income	12	(21)	(11)	(14)

Commissions and expenses	13	342	597	378

Other income	14	(146)	(18)	(341)

Other charges	14	6	79	-

Results of businesses disposed during reporting periods		-	48	70

Operating result		1,485	1,498	1,802

Tax effect 1		(309)	(246)	(386)

Operating result after tax		1,176	1,252	1,416

1	Tax effect was calculated using the respective operating segment’s statutory rate and presented on consolidated basis.

•	Insurance service expenses are mainly driven by two items:

°	Assumption changes on onerous contracts amounting to a loss of EUR 472 million (2023: loss of EUR 497 million), which is included in Other income / (charges).

°	Change in value of VFA products that result in (a reversal of) onerous contracts, amounting to a gain of EUR 57 million (2023: gain of 129 million), which is included in Fair value items.

•	Net income / (expenses) on reinsurance held mainly consist of assumption changes that relate to (a reversal of) underlying onerous contracts, amounting to a gain of EUR 56 million (2023: gain of EUR 31 million), which is included in Other income / (charges).

•	Net fair value change of financial investments at fair value through profit or loss, other than derivatives reflects the over- or underperformance of investments and guarantees held at fair value for which the expected long-term return is included in the operating result.

•	Impairment loss / (reversals) mainly relate to an increase in expected credit loss balance for bonds and mortgages in Americas, amounting to a loss of EUR 229 million (2023: loss of EUR 90 million).

•	Insurance finance income / (expenses) mainly relate to changes in discount rates, amounting to a loss of EUR 392 million (2023: loss of EUR 354 million), which is included in Fair value items.

•	Net reinsurance finance income / (expenses) on reinsurance held relate to changes in discount rates, amounting to a gain of EUR 14 million (2023: gain of EUR 84 million), which is included in Fair value items.

•	Commissions and expenses, which are included in Other income / (charges), relate to items that can cannot be directly allocated to a specific line of business and restructuring charges.

182 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 5

Other selected income statement items

	Americas	United Kingdom	International	Asset Management	Holding and other activities	Total

2024

Amortization of deferred expenses and future servicing rights	23	5	-	12	-	40

Depreciation	65	13	5	1	9	94

Impairment losses / (reversals) on financial assets, excluding receivables	223	-	5	-	-	228

Impairment losses / (reversals) on non-financial assets and receivables	9	-	-	-	-	9

2023

Amortization of deferred expenses and future servicing rights	24	2	1	6	-	33

Depreciation	64	12	5	2	14	97

Impairment losses / (reversals) on financial assets, excluding receivables	59	-	-	-	-	59

Impairment losses / (reversals) on non-financial assets and receivables	32	-	21	-	7	60

2022

Amortization of deferred expenses and future servicing rights	34	2	3	-	-	38

Depreciation	67	11	6	2	17	103

Impairment losses / (reversals) on financial assets, excluding receivables	78	-	13	-	-	92

Impairment losses / (reversals) on non-financial assets and receivables	17	11	-	-	18	46
Number of employees

	Americas	United Kingdom	International	Asset Management	Holding and other activities	Total

Year 2024

Number of employees - headcount 1	6,996	2,861	3,319	1,366	1,040	15,582

Of which Aegon’s share of employees in joint ventures and associates 2	-	-	2,552	226	-	2,778

Year 2023

Number of employees - headcount 1	6,967	2,591	3,654	1,409	1,037	15,658

Of which Aegon’s share of employees in joint ventures and associates 2	-	49	2,936	219	-	3,204

Year 2022

Number of employees - headcount 1	6,153	2,621	4,281	1,464	958	15,478

Of which Aegon’s share of employees in joint ventures and associates	-	62	3,239	206	-	3,507

1	Includes direct employees and tied agents.
2	Excludes a.s.r., as the results of this associate is not included in Operating result.

Annual Report on Form 20-F 2024 | 183

About Aegon Governance and risk management Financial information Sustainability information

Summarized assets and liabilities per segment

	Americas	United Kingdom	International	Asset management	Holding and other activities	Eliminations	Total

2024

Assets

Cash and Cash equivalents	1,049	231	110	162	1,917	-	3,469

Investments	173,726	118,218	1,599	162	11	-	293,716

Investments in joint ventures	-	-	1,020	483	-	-	1,503

Investments in associates	-	-	-	289	2,833	-	3,122

Reinsurance contract assets	15,968	3	5,183	-	-	(5,133)	16,021

Insurance contract assets	122	-	3	-	-	-	125

Deferred expenses	473	17	-	-	-	-	490

Other assets	6,622	1,585	163	438	8,251	(8,114)	8,944

Total assets	197,960	120,054	8,078	1,534	13,011	(13,247)	327,390

Liabilities

Reinsurance contract liabilities	90	5	208	-	-	-	303

Insurance contract liabilities	142,996	44,339	6,243	-	-	(5,219)	188,359

Investment contracts with discretionary participating features	-	22,332	-	-	-	-	22,332

Investment contracts without discretionary participating features	40,728	50,942	-	-	-	-	91,669

Other liabilities	10,318	988	226	378	3,698	(192)	15,414

Total liabilities	194,131	118,605	6,676	378	3,698	(5,411)	318,077

	Americas	United Kingdom	International	Asset management	Holding and other activities	Eliminations	Total

2023

Assets

Cash and Cash equivalents	1,042	200	106	246	2,479	-	4,074

Assets held for sale	-	432	-	-	-	-	432

Investments	161,715	102,795	1,678	176	18	-	266,382

Investments in joint ventures	-	-	1,034	397	-	-	1,430

Investments in associates	-	-	5	279	2,622	-	2,906

Reinsurance contract assets	16,563	2	5,656	-	-	(5,613)	16,608

Insurance contract assets	181	-	3	-	-	-	185

Deferred expenses	428	19	-	-	-	-	447

Other assets	6,486	1,818	183	359	8,095	(7,823)	9,118

Total assets	186,415	105,265	8,664	1,457	13,215	(13,436)	301,581

Liabilities

Reinsurance contract liabilities	396	-	211	-	-	-	608

Insurance contract liabilities	136,116	40,329	6,628	-	-	(5,626)	177,446

Investment contracts with discretionary participating features	-	21,594	-	-	-	-	21,594

Investment contracts without discretionary participating features	35,181	40,085	-	-	-	-	75,266

Liabilities held for sale / disposal groups	-	389	-	-	-	-	389

Other liabilities	11,257	1,418	219	397	3,660	(228)	16,723

Total liabilities	182,950	103,815	7,058	397	3,660	(5,854)	292,026
Amounts included in the tables on investments are presented on an IFRS basis, which means that investments in joint ventures and associates are not consolidated on a proportionate basis. Instead, these investments are included on a single line using the equity method of accounting.

184 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 5

Investments

	Americas	United Kingdom	International	Asset Management	Holding and other activities	Eliminations	Total

2024

Shares	256	15,196	54	9	-	-	15,515

Debt securities	52,572	6,952	1,279	88	-	-	60,890

Unconsolidated investment funds	101,401	91,172	202	-	-	-	192,775

Loans	10,679	2,051	2	-	11	-	12,743

Other financial assets	8,778	2,389	45	66	-	-	11,278

Investments in real estate	40	457	17	-	-	-	514

Total investments on balance sheet	173,726	118,218	1,599	162	11	-	293,716

Off-balance sheet investments third parties	228,398	149,282	4,507	221,192	-	-	603,380

Total revenue-generating investments	402,124	267,500	6,106	221,354	11	-	897,096

Investments

Financial assets measured at FVOCI

Backing insurance contracts without direct participation	45,424	-	1,332	-	-	-	46,757

Non-insurance related assets 1	7,906	-	7	46	-	-	7,959

Financial assets measured at FVPL

Backing direct participation insurance contracts	73,233	43,712	222	-	-	-	117,167

Backing insurance contracts without direct participation	7,457	1,140	19	-	-	-	8,616

Backing direct participation investment contracts 1	-	23,687	-	-	-	-	23,687

Non-insurance related assets 1	29,068	49,222	-	80	-	-	78,371

Financial assets measured at amortized cost	10,597	-	1	36	11	-	10,645

Investments in real estate	40	457	17	-	-	-	514

Total investments on balance sheet	173,726	118,218	1,599	162	11	-	293,716

Investments in joint ventures	-	-	1,020	483	-	-	1,503

Investments in associates	-	-	-	289	2,833	-	3,122

Other assets	24,234	1,836	5,459	600	10,167	(13,247)	29,049

Consolidated total assets	197,960	120,054	8,078	1,534	13,011	(13,247)	327,390

1
In 2024, amounts are reclassified between investments related to insurance contracts with direct participation, investment related to insurance contracts without direct participation and non-insurance related investments. The reclassifications were determined to be immaterial in the prior years and have no impact on the total investments, nor on the net result.

Annual Report on Form 20-F 2024 | 185

About Aegon Governance and risk management Financial information Sustainability information

	Americas	United Kingdom	International	Asset Management	Holding and other activities	Eliminations	Total

2023

Shares	267	16,192	23	9	-	-	16,491

Debt securities	47,547	6,916	1,295	52	-	-	55,811

Unconsolidated investment funds	92,520	74,719	173	-	-	-	167,411

Loans	10,156	2,269	3	-	18	-	12,446

Other financial assets	11,187	2,266	166	115	-	-	13,735

Investments in real estate	38	433	17	-	-	-	488

Total investments on balance sheet	161,715	102,795	1,678	176	18	-	266,382

Off-balance sheet investments third parties	225,090	135,270	3,711	195,304	-	-	559,375

Total revenue-generating investments	386,806	238,064	5,389	195,480	18	-	825,757

Investments

Financial assets measured at FVOCI

Backing insurance contracts without direct participation	42,973	-	1,439	-	-	-	44,412

Backing investment contracts without direct participation	5,854	-	-	-	-	-	5,854

Non-insurance related assets	-	-	1	97	-	-	98

Financial assets measured at FVPL

Backing direct participation insurance contracts	67,532	40,008	173	-	-	-	107,714

Backing insurance contracts without direct participation	9,696	1,243	27	-	-	-	10,967

Backing direct participation investment contracts	24,988	22,771	-	-	-	-	47,759

Backing investment contracts without direct participation	386	-	19	-	-	-	405

Non-insurance related assets	92	38,339	-	27	-	-	38,458

Financial assets measured at amortized cost	10,156	-	1	52	18	-	10,227

Investments in real estate	38	433	17	-	-	-	488

Total investments on balance sheet	161,715	102,795	1,678	176	18	-	266,382

Investments in joint ventures	-	-	1,034	397	-	-	1,430

Investments in associates	-	-	5	279	2,622	-	2,906

Other assets	24,700	2,470	5,948	606	10,575	(13,436)	30,863

Consolidated total assets	186,415	105,265	8,664	1,457	13,215	(13,436)	301,581

186 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 6

Insurance, reinsurance and investment contracts with discretionary participation feature

Summarized assets and liabilities per segment	Americas	United Kingdom	International	Eliminations	Total

2024

Insurance contracts

Direct participating contracts	74,446	43,744	219	-	118,409

Without direct participation contracts	68,428	595	5,980	(5,219)	69,784

Contracts measured under the PAA	-	-	41	-	41

Investment contracts with DPF

Direct participating contracts	-	22,332	-	-	22,332

Insurance contracts and investment contracts without participation features	142,874	66,671	6,239	(5,219)	210,565

Reinsurance contracts held	15,878	(2)	4,975	(5,133)	15,719

Summarized assets and liabilities per segment	Americas	United Kingdom	International	Eliminations	Total

2023

Insurance contracts

Direct participating contracts	70,436	39,687	193	-	110,315

Without direct participation contracts	65,499	642	6,393	(5,626)	66,907

Contracts measured under the PAA	-	-	39	-	39

Investment contracts with DPF

Direct participating contracts	-	21,594	-	-	21,594

Insurance contracts and investment contracts without participation features	135,934	61,922	6,625	(5,626)	198,855

Reinsurance contracts held	16,166	2	5,445	(5,613)	16,000
6 Insurance revenue

	2024		2023		2022

Amounts related to changes in liability for remaining coverage	Insurance contracts	Investment contracts with DPF	Insurance contracts	Investment contracts with DPF	Insurance contracts	Investment contracts with DPF

Expected insurance claims and expenses	7,870	32	8,383	32	9,092	49

Earnings released from contractual service margin	958	33	952	17	1,029	11

Release of risk adjustment for non-financial risk	295	14	340	15	320	14

Allocated portion of consideration that relates to recovery acquisition costs	553	-	558	-	545	-

Other	(19)	-	(39)	-	(42)	-

Contracts not measured under the PAA	9,656	80	10,195	64	10,944	74

Contracts measured under the PAA	104	-	127	-	233	-

Total Insurance revenue	9,761	80	10,322	64	11,178	74
The following table shows the revenue recognized on insurance and investments contracts with discretionary participating features by transition method. Other contracts comprise contracts transitioned under the full retrospective approach and contracts issued after the transition to IFRS 17.

Revenue recognized on contracts in-force on the transition date to IFRS 17	2024	2023	2022

Insurance contracts

Related to contracts transitioned under the modified retrospective method	529	514	559

Related to contracts transitioned under the fair value approach	8,053	8,707	9,513

Other contracts	1,178	1,101	1,105

Total revenue reported in the period	9,761	10,322	11,178

Investment contracts with discretionary participating features

Related to contracts transitioned under the fair value approach	80	64	74

Total revenue reported in the period	80	64	74

Annual Report on Form 20-F 2024 | 187

About Aegon Governance and risk management Financial information Sustainability information

7 Insurance service expenses

	2024		2023		2022

	Insurance contracts	Investment contracts with DPF	Insurance contracts	Investment contracts with DPF	Insurance contracts	Investment contracts with DPF

Incurred claims and other incurred insurance service expenses	(7,954)	(43)	(8,404)	(36)	(9,030)	(54)

Changes in fulfilment cash flows relating to incurred claims	(14)	-	(17)	-	8	-

Onerous contract losses (and reversals)	(1,109)	-	(1,079)	-	(1,247)	-

Amortization of insurance acquisition costs	(553)	-	(558)	-	(545)	-

Contracts not measured under the PAA	(9,629)	(43)	(10,058)	(36)	(10,815)	(54)

Contracts measured under the PAA	(118)	-	(132)	-	(228)	-

Total insurance service expenses	(9,747)	(43)	(10,190)	(36)	(11,043)	(54)
8 Net income / (expenses) on reinsurance held

	2024	2023	2022

Assumption changes that relate to (a reversal of) underlying onerous contracts	56	31	38

Experience adjustments that relate to (a reversal of) underlying onerous contracts	398	516	562

Release of the contractual service margin for services received	(14)	(26)	63

Release of risk adjustment for non-financial risk	(83)	(118)	(134)

Experience adjustments on current service	(36)	(217)	(280)

Changes in fulfilment cash flows relating to incurred claims	3	(2)	(12)

Loss on retrospective reinsurance (reinsurance purchased relating to incurred claims)	1	(17)	-

New contracts issued/acquired: loss on initial recognition of underlying contracts	-	12	31

Establishing of loss recovery component from onerous underlying contracts	-	7	8

Reversals of a loss-recovery component other than changes in the FCF of reinsurance contracts held	(1)	(3)	(2)

Contracts not measured under the PAA	325	181	274

Contracts measured under the PAA	-	1	1

Net income / (expenses) on reinsurance held	325	182	275

188 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 9

9 Insurance net investment result

		Insurance contracts		Investment contracts with DPF	2024

		Direct part.	Without direct part.	Direct part.	Total

Insurance investment return

Interest revenue on financial instruments calculated using the effective interest method	9.1	-	2,720	-	2,720

Interest revenue on financial instruments measured at FVPL	9.2	197	308	132	637

Other investment income	9.3	816	10	514	1,340

Results from financial transactions	9.4	10,192	(223)	1,624	11,593

Impairment (losses) / reversals	9.5	-	(190)	-	(190)

Interest expenses		-	(171)	-	(171)

P&L impacts		11,204	2,454	2,271	15,929

Gains / (losses) on investments in equity instruments designated at FVOCI		-	1	-	1

Gains / (losses) on financial assets measured at FVOCI		-	(1,101)	-	(1,101)

Gains / (losses) transferred to income statement on disposal of financial assets measured at FVOCI		-	70	-	70

OCI impacts		-	(1,030)	-	(1,030)

Total insurance investment return		11,204	1,424	2,271	14,899

Insurance finance income / (expenses) – General model

Interest accreted to insurance contracts		-	(3,096)	-	(3,096)

Changes in interest rates and other financial assumptions		-	1,921	-	1,921

Revaluation of changes in non-financial assumptions and experience adjustments to current interest rates		-	(121)	-	(121)

Insurance finance income / (expenses) – Variable fee approach

Change in fair value of underlying assets of products with direct participating features		(12,719)	-	(2,270)	(14,990)

Change in fulfilment value not recognized in CSM due to risk mitigation option		2,029	-	-	2,029

Total insurance finance income / (expenses)		(10,690)	(1,296)	(2,270)	(14,256)

Represented by:

Amounts recognized in profit or loss		(10,699)	(3,537)	(2,270)	(16,506)

Amounts recognized in OCI		9	2,241	-	2,250

Reinsurance finance income / (expenses) on reinsurance held

Interest accreted to reinsurance contracts		-	606	-	606

Changes in interest rates and other financial assumptions		-	(627)	-	(627)

Revaluation of changes in non-financial assumptions and experience adjustments to current interest rates		-	82	-	82

Changes in risk of non-performance of reinsurers		-	(5)	-	(5)

Reinsurance finance income / (expenses) on reinsurance held		-	55	-	55

Represented by:

Amounts recognized in profit or loss		-	611	-	611

Amounts recognized in OCI		-	(556)	-	(556)

Insurance net investment result		514	183	-	697

Represented by:

Amounts recognized in profit or loss		505	(472)	-	34

Amounts recognized in OCI		9	655	-	663

Annual Report on Form 20-F 2024 | 189

About Aegon Governance and risk management Financial information Sustainability information

		Insurance contracts		Investment contracts with DPF	2023

		Direct part.	Without direct part.	Direct part.	Total

Insurance investment return

Interest revenue on financial instruments calculated using the effective interest method	9.1	-	2,738	-	2,738

Interest revenue on financial instruments measured at FVPL	9.2	231	369	137	737

Other investment income	9.3	845	11	427	1,283

Results from financial transactions	9.4	11,446	(467)	1,322	12,302

Impairment (losses) / reversals	9.5	-	(86)	-	(86)

Interest expenses		-	(218)	-	(218)

P&L impacts		12,523	2,347	1,886	16,756

Gains / (losses) on financial assets measured at FVOCI		-	1,311	-	1,311

Gains / (losses) transferred to income statement on disposal of financial assets measured at FVOCI		-	577	-	577

OCI impacts		-	1,888	-	1,888

Total insurance investment return		12,523	4,235	1,886	18,644

Insurance finance income / (expenses) – General model

Interest accreted to insurance contracts		-	(3,098)	-	(3,098)

Changes in interest rates and other financial assumptions		-	(1,587)	-	(1,587)

Revaluation of changes in non-financial assumptions and experience adjustments to current interest rates		-	(421)	-	(421)

Insurance finance income / (expenses) – Variable fee approach

Change in fair value of underlying assets of products with direct participating features		(13,730)	-	(1,921)	(15,651)

Change in fulfilment value not recognized in CSM due to risk mitigation option		1,493	-	-	1,493

Insurance finance income / (expenses) – Premium allocation approach

Insurance finance expenses from PAA contracts		-	(12)	-	(12)

Total insurance finance income / (expenses)		(12,237)	(5,118)	(1,921)	(19,276)

Represented by:

Amounts recognized in profit or loss		(12,244)	(3,485)	(1,921)	(17,650)

Amounts recognized in OCI		7	(1,633)	-	(1,626)

Reinsurance finance income / (expenses) on reinsurance held

Interest accreted to reinsurance contracts		-	630	-	630

Changes in interest rates and other financial assumptions		-	283	-	283

Revaluation of changes in non-financial assumptions and experience adjustments to current interest rates		-	148	-	148

Changes in risk of non-performance of reinsurers		-	(12)	-	(12)

Reinsurance finance income / (expenses) on reinsurance held		-	1,048	-	1,048

Represented by:

Amounts recognized in profit or loss		-	699	-	699

Amounts recognized in OCI		-	349	-	349

Insurance net investment result		285	165	(34)	415

Represented by:

Amounts recognized in profit or loss		278	(440)	(34)	(196)

Amounts recognized in OCI		7	604	-	611

190 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 9

		Insurance contracts		Investment contracts with DPF	2022

		Direct part.	Without direct part.	Direct part.	Total

Insurance investment return

Interest revenue on financial instruments calculated using the effective interest method	9.1	-	2,898	-	2,898

Interest revenue on financial instruments measured at FVPL	9.2	182	265	128	575

Other investment income	9.3	701	31	421	1,153

Results from financial transactions	9.4	(24,716)	(909)	(3,880)	(29,505)

Impairment (losses) / reversals	9.5	-	(95)	-	(95)

Interest expenses		-	(97)	-	(97)

P&L impacts		(23,833)	2,092	(3,331)	(25,072)

Gains / (losses) on investments in equity instruments designated at FVOCI		-	2	-	2

Gains / (losses) on financial assets measured at FVOCI		-	(14,571)	-	(14,571)

Gains / (losses) transferred to income statement on disposal of financial assets measured at FVOCI		-	488	-	488

OCI impacts		-	(14,081)	-	(14,081)

Total insurance investment return		(23,833)	(11,989)	(3,331)	(39,153)

Insurance finance income / (expenses) – General model

Interest accreted to insurance contracts		-	(3,045)	-	(3,045)

Changes in interest rates and other financial assumptions		-	18,495	-	18,495

Revaluation of changes in non-financial assumptions and experience adjustments to current interest rates		-	786	-	786

Insurance finance income / (expenses) – Variable fee approach

Change in fair value of underlying assets of products with direct participating features		20,886	-	3,247	24,133

Change in fulfilment value not recognized in CSM due to risk mitigation option		3,323	-	-	3,323

Insurance finance income / (expenses) – Premium allocation approach

Insurance finance expenses from PAA contracts		-	(7)	-	(7)

Total insurance finance income / (expenses)		24,208	16,230	3,247	43,685

Represented by:

Amounts recognized in profit or loss		24,233	(2,475)	3,247	25,005

Amounts recognized in OCI		(25)	18,705	-	18,680

Reinsurance finance income / (expenses) on reinsurance held

Interest accreted to reinsurance contracts		-	660	-	660

Changes in interest rates and other financial assumptions		-	(4,469)	-	(4,469)

Revaluation of changes in non-financial assumptions and experience adjustments to current interest rates		-	(267)	-	(267)

Changes in risk of non-performance of reinsurers		-	3	-	3

Reinsurance finance income / (expenses) on reinsurance held		-	(4,073)	-	(4,073)

Represented by:

Amounts recognized in profit or loss		-	599	-	599

Amounts recognized in OCI		-	(4,672)	-	(4,672)

Insurance net investment result		375	168	(84)	458

Represented by:

Amounts recognized in profit or loss		400	217	(84)	532

Amounts recognized in OCI		(25)	(49)	-	(74)
During the reporting period, Aegon did not change the basis of disaggregation of insurance finance income / (expenses) between the Income statement and OCI.
9.1 Interest revenue on financial instruments calculated using the effective interest method

	Insurance contracts		Investment contracts with DPF	2024

	Direct part.	Without direct part.	Direct part.	Total

Debt securities and money market instruments	-	2,233	-	2,233

Loans	-	428	-	428

Other	-	60	-	60

At December 31	-	2,720	-	2,720

Annual Report on Form 20-F 2024 | 191

About Aegon Governance and risk management Financial information Sustainability information

	Insurance contracts		Investment contracts with DPF	2023

	Direct part.	Without direct part.	Direct part.	Total

Debt securities and money market instruments	-	2,166	-	2,166

Loans	-	433	-	433

Other	-	139	-	139

At December 31	-	2,738	-	2,738

	Insurance contracts		Investment contracts with DPF	2022

	Direct part.	Without direct part.	Direct part.	Total

Debt securities and money market instruments	-	2,479	-	2,479

Loans	-	425	-	425

Other	-	(6)	-	(6)

At December 31	-	2,898	-	2,898
9.2 Interest revenue on financial instruments measured at FVPL

	Insurance contracts		Investment contracts with DPF	2024

	Direct part.	Without direct part.	Direct part.	Total

Derivatives to which hedge accounting was not applied	-	(4)	-	(4)

Non-derivative assets applying the fair value option	197	11	132	340

Non-derivative assets failing the SPPI criteria	-	301	-	301

On December 31	197	308	132	637

	Insurance contracts		Investment contracts with DPF	2023

	Direct part.	Without direct part.	Direct part.	Total

Non-derivative assets applying the fair value option	231	54	137	422

Non-derivative assets failing the SPPI criteria	-	315	-	315

On December 31	231	369	137	737

	Insurance contracts		Investment contracts with DPF	2022

	Direct part.	Without direct part.	Direct part.	Total

Non-derivative assets applying the fair value option	182	48	128	358

Non-derivative assets failing the SPPI criteria	-	217	-	217

On December 31	182	265	128	575
9.3 Other investment income

	Insurance contracts		Investment contracts with DPF	2024

	Direct part.	Without direct part.	Direct part.	Total

Dividend income	801	12	504	1,317

Rental income	15	(2)	10	23

On December 31	816	10	514	1,340

	Insurance contracts		Investment contracts with DPF	2023

	Direct part.	Without direct part.	Direct part.	Total

Dividend income	828	12	417	1,257

Rental income	17	(2)	11	26

On December 31	845	11	427	1,283

192 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 9

	Insurance contracts		Investment contracts with DPF	2022

	Direct part.	Without direct part.	Direct part.	Total

Dividend income	680	28	407	1,115

Rental income	20	4	14	38

On December 31	701	31	421	1,153
9.4 Results from financial transactions

	Insurance contracts		Investment contracts with DPF	2024

	Direct part.	Without direct part.	Direct part.	Total

Net fair value change of financial investments at fair value through profit or loss, other than derivatives

Shares	996	(4)	639	1,632

Debt securities and money market investments	(164)	(1,145)	(107)	(1,416)

Unconsolidated investment funds	10,819	-	1,215	12,034

Other	-	(90)	-	(90)

	11,651	(1,240)	1,748	12,159
Net fair value change of derivatives

Economic hedges where no hedge accounting is applied	(167)	(17)	(127)	(311)

Change in fair value of hedges on guarantees in products with direct participating features	(1,297)	-	-	(1,297)

	(1,464)	(17)	(127)	(1,608)
Realized gains and (losses) on financial investments

Debt securities and money market investments	-	(1)	-	(1)

Loans	-	4	-	4

	-	3	-	3

Realized gains and (losses) on financial investments comprised of:

Investments measured at fair value through other comprehensive income (“FVOCI”)	-	(1)	-	(1)

Investments measured at amortized cost	-	4	-	4

Other

Gains and (losses) on investments in real estate	5	-	3	8

Net fair value change on investments in real estate	-	1	-	1

	5	1	3	9

On December 31	10,192	(1,253)	1,624	10,563

Represented by:

Assets designated at FVPL	11,655	(127)	1,751	13,280

Assets mandatorily measured at FVPL	(1,464)	(96)	(127)	(1,686)

Other (i.e. FVOCI)	-	(1,030)	-	(1,030)

Annual Report on Form 20-F 2024 | 193

About Aegon Governance and risk management Financial information Sustainability information

	Insurance contracts		Investment contracts with DPF	2023

	Direct part.	Without direct part.	Direct part.	Total

Net fair value change of financial investments at fair value through profit or loss, other than derivatives

Shares	800	13	413	1,225

Debt securities and money market investments	55	1,366	36	1,457

Unconsolidated investment funds	11,800	11	939	12,750

Other	-	15	-	15

	12,655	1,404	1,388	15,447

Net fair value change of derivatives

Economic hedges where no hedge accounting is applied	(95)	29	(48)	(114)

Bifurcated embedded derivatives	-	(1)	-	(1)

Change in fair value of hedges on guarantees in products with direct participating features	(1,085)	-	-	(1,085)

Ineffective portion of hedge transactions to which hedge accounting is applied	-	3	-	3

	(1,181)	31	(48)	(1,197)

Realized gains and (losses) on financial investments

Loans	-	(15)	-	(15)

	-	(16)	-	(16)

Realized gains and (losses) on financial investments comprised of:

Investments measured at amortized cost	-	(15)	-	(15)

Other

Gains and (losses) on investments in real estate	(28)	-	(18)	(46)

Net fair value change on investments in real estate	-	2	-	2

	(28)	2	(18)	(44)

On December 31	11,446	1,421	1,322	14,190

Represented by:

Assets designated at FVPL	12,627	(562)	1,370	13,435

Assets mandatorily measured at FVPL	(1,181)	95	(48)	(1,134)

Other (i.e. FVOCI)	-	1,888	-	1,888

194 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 9

	Insurance contracts		Investment contracts with DPF	2022

	Direct part.	Without direct part.	Direct part.	Total

Net fair value change of financial investments at fair value through profit or loss, other than derivatives

Shares	(1,566)	(33)	(950)	(2,548)

Debt securities and money market investments	(1,153)	(14,958)	(737)	(16,847)

Unconsolidated investment funds	(18,538)	(38)	(1,785)	(20,360)

Other	-	329	-	329

	(21,256)	(14,699)	(3,471)	(39,427)

Net fair value change of derivatives

Economic hedges where no hedge accounting is applied	(333)	(361)	(385)	(1,080)

Bifurcated embedded derivatives	-	(1)	-	(1)

Change in fair value of hedges on guarantees in products with direct participating features	(3,093)	-	-	(3,093)

Ineffective portion of hedge transactions to which hedge accounting is applied	-	(3)	-	(3)

	(3,427)	(364)	(385)	(4,176)

Realized gains and (losses) on financial investments

Loans	-	36	-	36

	-	35	-	35

Realized gains and (losses) on financial investments comprised of:

Investments measured at amortized cost	-	36	-	36

Other

Gains and (losses) on investments in real estate	(33)	-	(23)	(56)

Net fair value change on investments in real estate	-	1	-	1

Net foreign currency gains and (losses)	-	37	-	37

	(33)	38	(23)	(18)

On December 31	(24,716)	(14,990)	(3,880)	(43,586)

Represented by:

Assets designated at FVPL	(21,289)	(714)	(3,495)	(25,498)

Assets mandatorily measured at FVPL	(3,427)	(194)	(385)	(4,006)

Other (i.e. FVOCI)	-	(14,081)	-	(14,081)
9.5 Impairment (losses) / reversals

	2024	2023	2022

Impairment losses on financial assets, excluding receivables

Debt securities and money market investments	(103)	(77)	(121)

Loans	(88)	(15)	10

Other	-	-	6

Impairment reversals on financial assets, excluding receivables

Debt securities and money market investments	3	37	26

Impairment (losses) and reversals on non-financial assets and receivables	(3)	(31)	(17)

On December 31	(190)	(86)	(95)
Impairment losses in 2024 increased by EUR 104 million to EUR 190 million mainly due to expected credit loss (ECL) balance increases in Aegon US for bonds and mortgages following more adverse economic scenario output and real estate occupancy rates.

Annual Report on Form 20-F 2024 | 195

About Aegon Governance and risk management Financial information Sustainability information

10 Other net investment result

	Note	2024	2023	2022

Interest revenue on financial instruments calculated using the effective interest method	10.1	605	599	409

Interest revenue on financial instruments measured at FVPL	10.2	186	89	49

Other investment income	10.3	729	550	411

Results from financial transactions	10.4	7,634	6,929	(10,656)

Impairment (losses) / reversals	10.5	(47)	(33)	(43)

Investment contract income / (expenses)		(8,781)	(7,851)	9,808

Interest expenses		(32)	(45)	(3)

On December 31		294	238	(26)
10.1 Interest revenue on financial instruments calculated using the effective interest method

	2024	2023	2022

Debt securities and money market instruments	484	457	405

Other	121	142	3

On December 31	605	599	409
10.2 Interest revenue on financial instruments measured at FVPL

	2024	2023	2022

Non-derivative assets applying the fair value option	65	89	49

Non-derivative assets failing the SPPI criteria	13	-	-

Non-derivative assets - PH designated	108	-	-

On December 31	186	89	49
10.3 Other investment income

	2024	2023	2022

Dividend income	724	547	410

Rental income	4	3	1

On December 31	729	550	411

196 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 11

10.4 Results from financial transactions

	2024	2023	2022

Net fair value change of financial investments at fair value through profit or loss, other than derivatives

Shares	368	195	(281)

Debt securities and money market investments	(55)	46	(222)

Unconsolidated investment funds	7,367	6,805	(9,961)

	7,680	7,047	(10,463)

Net fair value change of derivatives

Economic hedges where no hedge accounting is applied	(38)	(8)	(162)

Bifurcated embedded derivatives	3	5	29

Change in fair value of hedges on guarantees in investment contracts without DPF	(2)	-	-

Ineffective portion of hedge transactions to which hedge accounting is applied	2	3	4

	(35)	-	(129)

Realized gains and (losses) on financial investments

Debt securities and money market investments	(11)	(113)	(58)

	(11)	(113)	(58)

Comprised of:

Investments measured at fair value through other comprehensive income (“FVOCI”)	(11)	(113)	(58)

Other

Net fair value change on investments in real estate	1	(6)	(5)

Net foreign currency gains and (losses)	(2)	2	(1)

	-	(4)	(6)

On December 31	7,634	6,929	(10,656)

Represented by:

Assets designated at FVPL	7,666	7,043	(10,466)

Assets mandatorily measured at FVPL	14	3	3

Other (i.e. FVOCI)	(47)	(117)	(192)
10.5 Impairment (losses) / reversals

	2024	2023	2022

Impairment losses on financial assets, excluding receivables

Debt securities and money market investments	(40)	(4)	(13)

Impairment losses and reversals on non-financial assets and receivables	(7)	(29)	(30)

On December 31	(47)	(33)	(43)
11 Financing net investment result

	Note	2024	2023	2022

Interest charges	11.1	(190)	(182)	(182)

Other financing income		-	-	5

On December 31		(190)	(182)	(178)
11.1 Interest charges

	2024	2023	2022

Subordinated loans	(99)	(115)	(119)

Trust pass-through securities	(9)	(9)	(9)

Borrowings	(82)	(58)	(54)

On December 31	(190)	(182)	(182)

Annual Report on Form 20-F 2024 | 197

About Aegon Governance and risk management Financial information Sustainability information

12 Fees and commission income

	2024	2023	2022

Fee from asset management and insurance distribution	2,097	1,967	2,079

Sales commission	55	21	23

Other fee and commission income	226	174	171

On December 31	2,378	2,163	2,272

Included in fees and commission income:

Fees on trust and fiduciary activities	253	220	248
13 Other operating expenses

	2024		2023		2022

	Insurance related	Non-Insurance related	Insurance related	Non-Insurance related	Insurance related	Non-Insurance related

Policyholder claims and benefits	6,520	-	6,965	-	7,736	-

Onerous contract losses (and reversals)	1,111	-	1,081	-	1,250	-

Commissions	1,449	937	1,403	1,069	1,214	1,011

Handling and clearing fees	-	30	-	32	1	31

Right of use assets – interest expense	-	6	-	7	-	7

Employee expenses	620	1,198	604	1,107	637	1,059

Administration expenses	500	785	551	780	594	669

Deferred transaction expenses	-	(35)	-	(29)	-	(28)

Amortization of deferred expenses	-	22	-	21	-	28

Amortization of other intangibles	-	17	-	13	-	9

Total	10,200	2,961	10,604	3,000	11,433	2,786

Amounts attributed to insurance acquisition cash flows (see cash flow in note 29)	(983)	-	(956)	-	(903)	-

Amortization of insurance acquisition cash flows (see note 6/7)	553	-	558	-	545	-

Amortization of insurance acquisition cash flows PAA	20	-	19	-	22	-

Total other operating expenses	9,790	2,961	10,226	3,000	11,097	2,786

Employee expenses	2024	2023	2022

Salaries	1,205	1,131	1,138

Post-employment benefit costs	127	125	117

Social security charges	118	107	101

Other personnel costs	310	294	292

Shares	58	54	48

Total	1,818	1,711	1,696

Included in employee expenses:

Defined contribution expenses	61	57	48
Other operating expenses that arise directly from or can be allocated to the fulfillment of insurance contracts or investment contracts with discretionary participating features, are considered insurance service expenses and recognized in the income statement as services under the contract are provided (see note
7 Insurance service expenses
). Other operating expenses that do not meet the definition of fulfillment cash flows, including unexpected amounts of waste labor and other resources (e.g.
start-up
costs of new businesses) are expensed when incurred.
Short term incentive compensation
Many Aegon employees, the Executive Director and a small number of senior management, participate in short-term incentive (STI) compensation, as aligned with the standard practice in their local markets. The STI allocation is awarded based on Aegon’s performance, the employee’s unit performance and individual performance against predefined financial and non-financial
performance metrics and targets, as well as the continued employment of the employee. While most participants will be paid their short-term incentive in cash following the one-year
performance period, selected senior employees will be paid partially in cash and partially in Aegon shares. The grant price of these shares is equal to the volume weighted average price (VWAP) on the Euronext stock exchange in Amsterdam during the period between December 15 preceding the plan year and January 15 of the plan year. The shares component of STI is deferred for two years, or for three years when the employee is

198 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 13

classified as a Material Risk Taker in accordance with BMA Insurance Code of Conduct or other regulatory directives as applicable to their sector and location. These shares shall vest and be released following the adoption of the Company’s Annual Accounts by the Board of Directors following the last deferral year. Employees are not eligible to receive a dividend during the deferral period of STI awards. In exceptional circumstances incentive compensation can be adjusted downwards before allocation or pay-out
(malus) or after
pay-out
(claw back), after considering the outcomes of an
ex-ante
or
ex-post
risk assessment.
Long Term Incentive Compensation
The Executive Director and a small number of senior management may also participate in the long-term incentive (LTI) plan beginning in 2024. The LTI plan is structured to align the participants with long-term shareholder interests and is a performance based restricted stock plan settled in Aegon shares following the three-year performance period. The grant price of these shares is equal to the volume weighted average price (VWAP) on the Euronext stock exchange in Amsterdam during the period between December 15 preceding the plan year and January 15 of the plan year. During the performance period, dividend equivalents are accumulated and paid after the performance period. The awarded LTI shares shall vest and be released following the adoption of the company’s Annual Accounts by the Board of Directors following the last performance year. For the Executive Director, the paid-out
shares are subject to an additional holding period of two years which continues to apply post-employment. During this holding period, the Executive Director is not allowed to sell these shares. In exceptional circumstances, variable compensation can be adjusted downwards before allocation or pay-out
(malus) or after
pay-out
(claw back), after considering the outcomes of an
ex-ante
or
ex-post
risk assessment.
Shares as fixed compensation
Selected members of the Executive Committee as well as other senior employees receive part of their fixed compensation in Aegon shares each pay round, next to receiving fixed compensation in cash. The grant price of these shares is equal to the volume-weighted average price (VWAP) on the Euronext stock exchange in Amsterdam during the period between December 15 preceding the plan year and January 15 of the plan year. Once allocated these shares are unconditional and do not depend on the continued employment of the employee. These shares vest following approval of the Company’s Annual Accounts by the Board of Directors relating to the last financial year in the performance period. In the former case, these paid-out shares are subject to an additional holding period of three years, while in the latter case there is no holding period after pay-out.
During the holding period (if applicable), the employee is not allowed to sell these shares. During the deferral period (if applicable), the employee is not eligible to receive dividend.
Shares for
Non-Executive
Directors
The annual Board fee of
Non-Executive
Directors is paid around 75% in cash and around 25% in fixed Aegon shares. The grant price of these shares is equal to the volume weighted average price (VWAP) on the Euronext stock exchange in Amsterdam during the period between December 15 preceding the plan year and January 15 of the plan year.
These shares vest after the completion of the calendar year. Dividend equivalents are accrued during the calendar year and will be payable as additional Aegon shares at the time of vesting. The shares do not depend on any performance condition. Shares are not forfeited when the Board membership of a
Non-Executive
Director is discontinued before vesting. Shares granted to
Non-Executive
Directors do not have a holding period or a deferral period attached to them.
Shares as part of a
sign-on
arrangement
Employees may be offered a
sign-on
arrangement when joining Aegon, with payments in cash and Aegon shares, within the applicable rules and regulations. Once allocated, the sign-on
shares depend on the continued employment of the employee. These shares are deferred and typically cliff-vest one, two and three years after allocation. These shares are only paid out after approval of the company’s annual accounts following the last deferral year. Employees are not eligible to receive a dividend during the deferral period.
The following overview contains the cumulative number of shares and their status in relation to active long term incentive plans, short term incentive plans, shares allocated as fixed compensation and shares allocated as part of a sign-on
arrangement.

Annual Report on Form 20-F 2024 | 199

About Aegon Governance and risk management Financial information Sustainability information

Number of shares per plan year	2020	2021	2022	2023	2024	Total

Conditionally granted 1	8,381,086	9,449,451	7,495,307	7,932,942	8,145,463	41,404,249

Allocated 2, 3, 4	6,522,324	13,297,242	10,953,082	10,831,102	893,378	42,497,128

1	The at target number of shares which were conditionally granted as variable compensation for the plan year.
2	The allocated number of shares as variable compensation based on the actual performance during the plan year.
3
The number of allocated shares for 2023 has been updated to reflect the final shares allocation which became available after the publication date of the annual report 2023. In 2023, the annual report only reflected shares as part of fixed compensation and/or sign-on arrangements for a total of 1,511,212 shares.

4	The number of allocated shares for 2024 only reflects the shares as part of fixed compensation and/or sign-on arrangements.

Number of shares per plan year

	2020	2021	2022	2023	2024	Total

Unvested on January 1, 2022	6,997,435	11,825,532	-	-	-	18,822,967

Conditionally granted as variable compensation 1	-	-	7,495,307	-	-	7,495,307

Allocated 2	1,832	3,847,791	2,136,074	-	-	5,985,697

Forfeited	(262,567)	(1,050,197)	-	-	-	(1,312,764)

Vested	(327,134)	(835,534)	(183,739)	-	-	(1,346,407)

Unvested on December 31, 2022	6,409,566	13,787,592	9,447,642	-	-	29,644,800

Conditionally granted as variable compensation 1	-	-	-	7,932,942	-	7,932,942

Allocated 2	130,020	(16,864)	1,321,701	1,511,212	-	2,946,069

Forfeited	(232,905)	(437,677)	(182,796)	(49,968)	-	(903,346)

Vested	(2,645,290)	(747,687)	(663,161)	(31,033)	-	(4,087,171)

Unvested on December 31, 2023	3,661,391	12,585,364	9,923,386	9,363,153	-	35,533,294

Conditionally granted as variable compensation 1	-	-	-	-	8,145,463	8,145,463

Allocated 2	19,150	3,784	19,342	1,386,948	893,378	2,322,602

Forfeited	-	(177,945)	(132,531)	(246,640)	-	(557,116)

Vested	(3,680,541)	(5,908,686)	(700,538)	(154,181)	(27,802)	(10,471,748)

Unvested on December 31, 2024	-	6,502,517	9,109,659	10,349,280	9,011,039	34,972,495

Grant price (in EUR) 3	4.083	3.293	4.491	4.833	5.262

Fair value of shares at grant date (in EUR) 4	1.794 to 3.737	1.625 to 3.978	3.341 to 5.061	3.555 to 4.524	3.7100 to 6.3268

1	The at target number of shares which were conditionally granted as variable compensation for the plan year
2
Shares that are already allocated during a plan year, are a combination of shares as part of fixed compensation or a sign-on
arrangement (e.g. the 893,378 shares allocated during the calendar year 2024 in relation to the 2024 plan year). Shares that are allocated in the calendar year after a plan year, concerns the difference between the conditionally granted shares for that plan year and the actual number of shares which have been allocated as variable compensation (e.g. the 1,386,948 share correction during 2024 for the 2023 plan year). This number can therefore be positive or negative. Shares allocated during a calendar year in relation to earlier plan years are backdated corrections to the administration (e.g. during 2024 a correction of 19,342 shares was made in relation to the 2022 plan year).

3
This is the volume weighted average price (VWAP) of Aegon on the Euronext Amsterdam stock exchange for the period December 15 to January 15. For instance for the 2024 plan year, this is the VWAP for the period December 15, 2023 to January 15, 2024

4
These fair values are adjusted for expected dividend (when the participants are not eligible during the deferral period) and for the impact of relative total shareholder return as performance indicator for variable compensation (where applicable)

Aegon applies a net
settlement
option for participants in order to meet their income tax obligations when their shares are paid out. This means that Aegon will not sell shares on the market but hold these shares within Aegon and settle directly with the tax authorities in cash.
14 Other income / (charges)

	2024	2023	2022

Other income	153	35	341

Other charges	(8)	(92)	-

On December 31	145	(57)	341
Other income in 2024 mainly reflects a gain on the completion of the part VII transfer of the legal ownership of the UK individual protection book to Royal London (EUR 46 million) and a gain on the disposal of a portfolio of insurance contracts and related reinsurance contracts in the US (EUR 57 million).
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

200 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 15

15 Income tax

	Note	2024	2023	2022

Current tax

Current year		(19)	(4)	6

Adjustments to prior years		20	9	3

Total current tax		1	5	9

Deferred tax	34

(Origination) / reversal of temporary differences		31	247	(43)

Changes in tax rates / bases		-	(1)	(5)

Changes in deferred tax assets as a result of recognition / write off of previously not recognized / recognized tax losses, tax credits and deductible temporary differences		-	(9)	(8)

Non-recognition of deferred tax assets		13	(61)	(9)

Adjustments to prior years		(29)	27	(16)

Total deferred tax		15	204	(80)

Income tax for the period income / (charge)		16	209	(71)

Reconciliation between standard and effective income tax:	2024	2023	2022

Result before tax	660	(391)	827

Income tax calculated using weighted average applicable statutory tax rates	(119)	94	(188)

Differences due to the effects of:

Non-taxable income	44	39	103

Non-tax-deductible expenses	(12)	(12)	(15)

Changes in tax rate/base	-	(1)	(24)

Different tax rates on overseas earnings	(4)	(3)	(3)

Tax credits	41	34	43

Other taxes	(9)	-	17

Adjustments to prior years	(9)	36	(12)

Changes in deferred tax assets as a result of recognition / write off of previously not recognized / recognized tax losses, tax credits and deductible temporary differences	1	(9)	(8)

Non-recognition of deferred tax assets	(28)	(20)	(9)

Tax effect of profit / (losses) from joint ventures and associates	110	47	19

Other	1	3	7

Total differences	135	115	118

Income tax for the period income / (charge)	16	209	(71)
In September 2023, the legal seat of Aegon N.V. was redomiciled to Bermuda. Headquarters remained in the Netherlands and the company remained a Dutch tax resident. Aegon is within the scope of the OECD Pillar Two model rules. Pillar Two legislation was enacted in the Netherlands, the jurisdiction in which Aegon Ltd., as the ultimate parent entity, is a tax resident, and came into effect starting from 1 January 2024. Aegon has performed an assessment of its potential exposure to Pillar Two income taxes based on the 2024 financial information for the constituent entities in the Group. Based on the performed analysis, applying both the temporary safe harbors and detailed calculations, Aegon expects no top-up
tax for 2024.
Aegon continues to monitor Pillar Two legislative developments, as further countries enact the Pillar Two model rules and additional guidance may be released, to evaluate the potential future impact on its consolidated results of operations, financial position and cash flows beginning.
The weighted average applicable statutory tax rate for 2024 is 18.0% (2023: 24.1%). The decrease in the weighted average applicable statutory tax rate compared to 2023 is mainly due to the relatively high contribution of income before tax in the equity accounted joint ventures and associates in 2024 which is presented net of tax in the consolidated income statement. The weighted average applicable statutory tax rate is driven by the mix of profits and losses in each jurisdiction and the relevant statutory tax rate. Including the income tax on equity accounted joint ventures and associates, the weighted average applicable statutory tax rate for 2024 is 24.9%.
Non-taxable
income in 2024 is comprised of the regular
non-taxable
items such as the dividend received deduction in the United States.
Tax credits mainly include tax benefits from United States investments that provide affordable housing to individuals and families that meet median household income requirements.

Annual Report on Form 20-F 2024 | 201

About Aegon Governance and risk management Financial information Sustainability information

Other taxes mainly relate to policyholder taxes in the United Kingdom and state taxes in the United States.
In 2024, adjustments to prior years mainly consist of adjustments to the dividend received deduction in the United States for the years 2023 and 2022.
Non-recognition
of deferred tax assets in 2024 includes the valuation allowance for state tax losses in the United States and interest expense losses in The Netherlands.
The following tables present income tax related to components of other comprehensive income and retained earnings.

	2024	2023	2022

Items that will not be reclassified to profit and loss:

Remeasurements of defined benefit plans	1	17	(249)

Total items that will not be reclassified to profit and loss	1	17	(249)

Items that may be reclassified subsequently to profit and loss:

Unrealized (Gains) / losses on revaluation of FVOCI investments	237	(487)	3,499

Revaluation reserve - Insurance contracts	(530)	397	(4,211)

Revaluation reserve - Reinsurance contracts	177	(126)	1,243

Changes in cash flow hedging reserve	45	42	42

Movement in foreign currency translation and net foreign investment hedging reserve	7	3	(12)

Total items that may be reclassified subsequently to profit and loss	(64)	(171)	561

Total income tax related to components of other comprehensive income	(63)	(154)	312

	2024	2023	2022

Income tax related to equity instruments and other

Income tax related to equity instruments	(8)	17	2

Other	7	1	1

Total income tax recognized directly in retained earnings	(1)	18	3
16 Earnings per share
The Group has applied the option from IAS 32 to recognize some of the Group’s ordinary shares held as underlying assets of direct participating contracts as if they were financial assets. These shares are treated as outstanding shares (i.e. not treasury shares) and therefore not deducted from the number of shares outstanding.
Basic earnings per share
Basic earnings per share is calculated by dividing the net result attributable to owners, after the deduction of coupons on perpetual securities, by the weighted average number of common shares, excluding common shares purchased by the Company and held as treasury shares (see note
25.1 Share capital – par value
and
25.3 Treasury shares respectively
).

	2024	2023	2022

Net result attributable to owners of Aegon Ltd.	688	(179)	(570)

Coupons on perpetual securities	(77)	(48)	(36)

Net result attributable to owners for basic earnings per share calculation	611	(227)	(606)

Net result attributable to common shareholders	608	(225)	(602)

Net result attributable to common shareholders B	4	(1)	(4)

Weighted average number of common shares outstanding (in million)	1,630	1,879	2,010

Weighted average number of common shares B outstanding (in million)	380	490	536

Basic earnings per common share (EUR per share)	0.37	(0.12)	(0.30)

Basic earnings per common share B (EUR per share)	0.01	-	(0.01)
Diluted earnings per share
The diluted earnings per share equaled the basic earnings per share for all years disclosed as there were no long-term incentive plans that were considered dilutive.

202 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 17

17 Dividend per common share
Aegon declared interim and final dividends on common shares for the years 2022 through 2024, in the amounts set forth in the following table. As previously announced, Aegon has moved to a cash only dividend as from the 2022 final dividend. The 2024 interim dividend amounted to EUR 0.16 per common share and EUR 0.004 per common share B, which has financial rights attached to it of 1/40th of a common share. The interim dividend was paid on September 26, 2024. At the General Meeting of Shareholders currently scheduled for June 12, 2025, the Board of Directors will, in line with its earlier announcement and barring unforeseen circumstances, propose a final dividend of EUR 0.19 per common share, and EUR 0.00475 per common share B. The final dividend for 2024 brought the total dividend for 2024 to EUR 0.35 per common share and EUR 0.00875 per common share B.

	EUR per common share

Year	Interim	Final		Total

2022	0.11	0.12		0.23

2023	0.14	0.16		0.30

2024	0.16	0.19	1	0.35

1	Proposed
18 Cash and cash equivalents

	2024	2023	2022

Cash at bank and in hand	1,478	1,614	1,827

Short-term deposits	152	340	345

Money market investments	1,838	2,120	1,230

On December 31	3,469	4,074	3,402

Cash collateral related to securities lending, repurchase agreements and margins on derivatives transactions	2,240	3,416	5,072

Income from security lending programs	4	7	7

Weighted effective interest rate on short-term deposits	3.17%	3.90%	1.70%

Average maturity on short-term deposits (in days)	5	11	17
The carrying amounts disclosed reasonably approximate the fair values at year-end.
For cash collateral received related to securities lending, repurchase agreements, and margins on derivatives transactions, a corresponding liability to repay the cash is recognized in other liabilities (see note
35 Other liabilities
). Also, see note
40 Transfers of financial assets
Transfer of financial assets for details on collateral received and paid. Investment of cash collateral received is restricted through limitations on credit worthiness, duration, approved investment categories, and borrower limits. Short-term collateral relates to cash collateral received included in cash and cash equivalents and the remainder is included in other asset classes as that collateral is typically reinvested. Aegon earns a share of the spread between the collateral earnings and the rebate paid to the borrower of the securities which is reflected in Income from securities lending programs.
Cash and cash equivalent balances that are not available for use by the group is EUR 141 million (2023: EUR 98 million, 2022: EUR 93 million).

	Note	2024	2023	2022

Cash and cash equivalents		3,469	4,074	3,402

Cash classified as Assets held for sale		-	-	5,085

Net cash and cash equivalents		3,469	4,074	8,486

Summary cash flow statement	2024	2023	2022

Net cash flows from operating activities	762	864	2,672

Net cash flows from investing activities	300	(1,996)	733

Net cash flows from financing activities	(1,755)	(3,241)	(1,834)

Net increase / (decrease) in cash and cash equivalents	(694)	(4,373)	1,570

Net cash and cash equivalents on December 31, are impacted by:

Positive (negative) effects of changes in exchange rates	88	(38)	55

Annual Report on Form 20-F 2024 | 203

About Aegon Governance and risk management Financial information Sustainability information

Analysis of cash flows
2024 compared to 2023
Net cash flows from operating activities
Total net cash flow from operating activities decreased by EUR 102 million to a EUR 762 million inflow (2023: EUR 864 million inflow, 2022: EUR 2,672 million inflow). Mainly due to:
•	Changes in financial results from insurance and investment contracts (see note 29 on (re-) insurance contracts and investment contracts with DPF ),
•	Partly offset by increase of the result before tax, and changes in accruals (see note 36 Accruals ).
Net cash flows from investing activities
Net cash flows from investing activities increased by EUR 2,296 million to a EUR 300 million inflow (2023: 1,996 million outflow, EUR 2022: EUR 733 million inflow). This is mainly driven by net cash outflows related to the disposal of Aegon the Netherlands in 2023.
Net cash flows from financing activities
Net cash flow from financing activities increased by EUR 1,486 million to a EUR 1,755 million outflow (2023: EUR 3,241 million outflow, 2022: EUR 1,834 million outflow). The increase is a result of lower repayments of borrowings (refer to the table below Reconciliation of liabilities arising from financing activities). This is partly offset by lower proceeds from borrowings (refer to the table below Reconciliation of liabilities arising from financing activities) and a EUR 700 million repayment of a subordinated note (see note
27 Subordinated borrowings
).
2023 compared to 2022
Net cash flows from operating activities
Total net cash flow from operating activities decreased by EUR 1,808 million to a EUR 864 million inflow (2022: EUR 2,672 million inflow). Mainly due to:

•	Changes in results from financial transactions (see note
9 Insurance net investment result
and note
10 Other net investment result
), partly offset by changes in financial results from insurance and investment contracts (see note
29 on
(re-)
insurance contracts and investment contracts with DPF
and note
30 Investment contracts without DPF
), and
•	The net disposal of investments (see note 19 Investments ).
Net cash flows from investing activities
Net cash flows from investing activities decreased by EUR 2,729 million to a EUR 1,996 million outflow (2022: EUR 733 million inflow). This is mainly driven by net cash outflows related to the disposal of Aegon the Netherlands in 2023.
Net cash flows from financing activities
Net cash flow from financing activities decreased by EUR 1,407 million to a EUR 3,241 million outflow (2022: EUR 1,834 million outflow). The decrease is mainly driven by proceeds of borrowings (see note
31 Borrowings
).
Reconciliation of liabilities arising from financing activities
The table below shows the reconciliation between the net cash flows from financing activities and the liabilities as included in the consolidated statement of financial position.

	Cash flows			Non-cash changes

Reconciliation of debt from financing activities	January 1, 2024	Addition	Repayment	Disposal of a business	Realized gains / losses in income statement	Movements related to fair value hedges	Amortization	Net exchange difference	December 31, 2024

Subordinated borrowings	2,244	-	(700)	-	-	-	5	104	1,653

Trust pass-through securities	111	-	-	-	-	(5)	(1)	7	113

Borrowings	2,356	700	(209)	-	-	-	3	162	3,013

Assets held to hedge Trust pass-through securities	(14)	-	-	-	(5)	-	-	(1)	(20)

204 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 19

	Cash flows			Non-cash changes

Reconciliation of debt from financing activities	January 1, 2023	Addition	Repayment	Disposal of a business	Realized gains / losses in income statement	Movements related to fair value hedges	Amortization	Net exchange difference	December 31, 2023

Subordinated borrowings	2,295	-	-	-	-	-	3	(54)	2,244

Trust pass-through securities	118	-	-	-	-	(3)	(1)	(4)	111

Borrowings	4,051	1,604	(3,239)	(8)	-	-	2	(54)	2,356

Assets held to hedge Trust pass-through securities	(11)	-	-	-	(3)	-	-	-	(14)
19 Investments

	2024

Investments	Insurance related			Non-Insurance related 1	Total

	Insurance contracts		Investment contracts with DPF 1

	Direct part.	Without direct part.	Direct part.

Financial assets measured at FVOCI – with recycling	-	46,719	-	7,958	54,677

Financial assets measured at FVOCI – no recycling	-	38	-	1	39

Financial assets measured at amortized cost	-	8,220	-	2,425	10,645

Financial assets measured at FVPL – designated	117,167	1,926	23,687	77,400	220,180

Financial assets measured at FVPL – mandatory	-	6,690	-	970	7,661

Total financial assets, excluding derivatives	117,167	63,593	23,687	88,754	293,202

Investments in real estate	237	57	150	70	514

Total investments	117,405	63,651	23,837	88,823	293,716

1
In 2024, amounts are reclassified between investments related to insurance contracts with direct participation, investment related to insurance contracts without direct participation and non-insurance related investments. The reclassifications were determined to be immaterial in the prior years and have no impact on the total investments, nor on the net result.

	2023

Investments	Insurance related				Non- Insurance related	Total

	Insurance contracts		Investment contracts with DPF

	Direct part.	Without direct part.	Direct part.	Without direct part.

Financial assets measured at FVOCI – with recycling	-	44,404	-	5,854	97	50,354

Financial assets measured at FVOCI – no recycling	-	9	-	-	1	10

Financial assets measured at amortized cost	-	7,941	-	2,216	70	10,227

Financial assets measured at FVPL – designated	107,714	2,078	47,759	19	38,347	195,916

Financial assets measured at FVPL – mandatory	-	8,889	-	386	111	9,386

Total financial assets, excluding derivatives	107,714	63,321	47,759	8,474	38,626	265,894

Investments in real estate	227	55	152	-	54	488

Total investments	107,941	63,376	47,911	8,474	38,680	266,382
19.1 Financial assets, excluding derivatives, by measurement category

	2024

Financial assets, excluding derivatives, by measurement category	FVOCI (With recycling)	FVOCI (no recycling)	Amortized cost	FVPL (designated)	FVPL (mandatory)	Total	Fair value

Investments where Aegon bears the risk for investment performance

Shares	-	39	-	-	279	317	317

Debt securities	52,211	-	36	1,400	985	54,632	54,632

Money market and other short-term investments	2,435	-	-	157	1,939	4,531	4,531

Deposits with financial institutions	-	-	11	-	-	11	11

Loans	-	-	10,598	82	-	10,680	9,462

Other	31	-	-	718	4,458	5,207	5,207

Total	54,677	39	10,645	2,356	7,661	75,377	74,159

Annual Report on Form 20-F 2024 | 205

About Aegon Governance and risk management Financial information Sustainability information

	2023

Financial assets, excluding derivatives, by measurement category	FVOCI (With recycling)	FVOCI (no recycling)	Amortized cost	FVPL (designated)	FVPL (mandatory)	Total	Fair value

Investments where Aegon bears the risk for investment performance

Shares	-	10	-	-	291	300	300

Debt securities	47,191	-	52	1,538	858	49,639	49,639

Money market and other short-term investments	3,135	-	-	215	3,999	7,349	7,349

Deposits with financial institutions	-	-	18	-	-	18	18

Loans	-	-	10,157	-	-	10,157	9,026

Other	29	-	-	773	4,239	5,040	5,040

Total	50,354	10	10,227	2,526	9,386	72,504	71,372
In both 2024 and 2023, no significant transactions took place with respect to shares recognized at FVOCI. No dividends were received during 2024 (2023: 0).

	2024	2023

Financial assets, excluding derivatives, by measurement category	FVPL	FVPL

Investments where policyholders bear the risk for investment performance

Shares	15,198	16,191

Debt securities	6,259	6,172

Money market and other short-term investments	1,541	1,346

Unconsolidated investment funds	192,775	167,411

Deposits with financial institutions	2,052	2,271

Total	217,824	193,390
Of the debt securities, money market, and other short-term investments and loans EUR 6,106 million is current (December 31, 2023: EUR 8,727 million).
See note
38 Fair Value
for information on fair value measurement, including loans that are held at amortized cost.
Where necessary, Aegon applied the fair value option on investments where policyholders bear the risk for investment performance.
In 2024, the Group has not made changes to its business model or reclassified financial assets.
See note
38 Fair Value
for a summary of all financial assets and financial liabilities measured at fair value through profit or loss. See note
40 Transfers of financial assets
for a discussion of collateral received and paid.
19.2 Investment properties

	2024	2023

On January 1	488	502

Additions	24	42

Subsequent expenditure capitalized	3	2

Disposals	(34)	(18)

Fair value gains / (losses)	10	(50)

Net exchange differences	23	9

On December 31	514	488

Value of Aegon’s properties, which were appraised in the current year	100%	99%

Appraisals performed by independent external appraisers	96%	95%

206 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 20

20 Derivatives

						2024

Derivatives	Derivative assets					Derivative liabilities

	Insurance related			Non- Insurance related	Total	Insurance related			Non- Insurance related	Total

	Insurance contracts		Investment contracts with DPF			Insurance contracts		Investment contracts with DPF

	Direct part.	Without direct part.	Direct part.			Direct Part.	Without direct part.	Direct Part.
FVPL - mandatorily

Derivatives not designated in a hedge	66	477	53	10	606	157	983	135	56	1,331

Derivatives designated as fair value hedges	-	3	-	-	3	-	3	-	-	3

Derivatives designated as cash flow hedges	-	136	-	-	136	-	1,100	-	-	1,100

Derivatives designated as net foreign investment hedges	-	-	-	26	26	-	-	-	2	2

Total	66	616	53	36	771	157	2,085	135	58	2,435

Segregated by:

Derivatives where Aegon bears the risk for financial performance	-	616	-	26	643	-	2,085	-	44	2,129

Derivatives where the policyholder bears the risk for financial performance	66	-	53	10	129	157	-	135	14	306

						2023

Derivatives	Derivative assets					Derivative liabilities

	Insurance related			Non- Insurance related	Total	Insurance related			Non- Insurance related	Total

	Insurance contracts		Investment contracts with DPF			Insurance contracts		Investment contracts with DPF

	Direct part.	Without direct part.	Direct part.			Direct part.	Without direct part.	Direct part.
FVPL - mandatorily

Derivatives not designated in a hedge	35	1,171	25	7	1,238	296	823	300	47	1,466

Derivatives designated as fair value hedges	-	4	-	1	4	-	4	-	-	4

Derivatives designated as cash flow hedges	-	147	-	-	147	-	961	-	-	961

Derivatives designated as net foreign investment hedges	-	-	-	39	39	-	-	-	48	48

Total	35	1,322	25	46	1,429	296	1,788	300	96	2,479

Segregated by:

Derivatives where Aegon bears the risk for financial performance	-	1,322	-	40	1,361	-	1,788	-	90	1,878

Derivatives where the policyholder bears the risk for financial performance	35	-	25	7	67	296	-	300	5	601
Where Aegon hedges minimum guarantees embedded in VFA products, the change in the fulfillment cash flows relating to the hedged position is recognized in income rather than being booked to the Contractual Service Margin. In 2024, the amount booked to income was EUR 2,020 million (2023: EUR 1,481 million). For more details see note
29.5 Risk mitigation
and for the split between P&L and OCI, see note
9 Insurance net investment result
.
Main reason of market value decrease on derivatives was increasing interest rates in 2024.
The derivatives are measured at fair value through profit or loss in accordance with IFRS 9. For more details on fair value measurement of derivatives see note
38 Fair value
.

Annual Report on Form 20-F 2024 | 207

About Aegon Governance and risk management Financial information Sustainability information

Use of derivatives
Derivatives not designated in a hedge

	Derivative asset		Derivative liability

Derivatives not designated in a hedge – where Aegon bears the risk	2024	2023	2024	2023

Derivatives held as an economic hedge	477	1,171	954	812

Bifurcated embedded derivatives	-	-	71	53

Total	477	1,171	1,025	865
Aegon utilizes derivative instruments as a part of its asset-liability risk management practices. The derivatives held for risk management purposes are classified as economic hedges to the extent that they do not qualify for hedge accounting, or that Aegon has elected not to apply hedge accounting. The economic hedges of certain exposures relate to an existing asset, liability, or future reinvestment risk. In all cases, these are in accordance with internal risk guidelines and are closely monitored for continuing compliance.
Bifurcated embedded derivatives that are not closely related to the host contracts have been bifurcated and recorded at fair value in the consolidated statement of financial position. These bifurcated embedded derivatives are embedded in various institutional products.
Credit Default Swaps
Aegon has entered into free-standing credit derivative transactions. The positions outstanding at the end of the year were:

	2024		2023

Credit derivative disclosure by quality	Notional	Fair value	Notional	Fair value

AAA	4	-	3	-

AA	111	1	97	1

A	1,233	16	1,021	16

BBB	2,310	50	2,746	52

BB	141	1	119	1

B or lower	51	-	57	-

Total	3,851	68	4,043	71
The use of credit default swaps (CDS) is to create synthetic bonds. Aegon US uses credit default swaps to replicate or synthesize bonds, this is done via Replication (Synthetic Asset) Transactions (RSAT). This is an insurance industry concept that allows insurance companies to use a derivative in conjunction with a cash investment to reproduce the investment characteristics of an otherwise permissible investment. There are three main types of RSAT transactions:
•	single asset replications
•	RSATs involving indices
•	RSATs involving baskets of assets
In each case the approach allows Aegon US to access credit risk in derivative form by using credit default swaps in conjunction with cash or sovereign bonds to replicate (synthetically create) corporate bonds. The table above provides a breakdown of the credit quality of these credit derivatives.
Derivatives designated as fair value hedges
Aegon’s fair value hedges include interest rate swaps, swaptions, equity and fixed income total return swaps, equity options, equity futures, bond futures and variance swaps that are used to protect against changes in the fair value of interest rate and equity-sensitive instruments or liabilities. Gains and losses on derivatives designated under fair value hedge accounting are recognized in the income statement. The effective portion of the fair value change on the hedged item is also recognized in the income statement. As a result, only the net accounting ineffectiveness has an impact on the net result.
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

208 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 20

Aegon has entered into cross-currency interest rate swap agreements that effectively convert certain foreign currency fixed-rate and floating-rate assets and liabilities to US dollar floating-rate assets and liabilities. These agreements involve the exchange of the underlying principal amounts.
Derivatives designated as cash flow hedges
Aegon has entered primarily into interest rate swap agreements that effectively convert certain variable-rate assets and liabilities to a fixed-rate basis in order to match the cash flows of the assets and liabilities within Aegon’s portfolio more closely. These agreements involve the payment or receipt of variable-rate interest amounts in exchange for fixed-rate interest amounts over the life of the agreement without the exchange of the underlying principal amounts. Aegon hedges its exposure to the variability of future cash flows from the interest rate movements for terms up to 20 years for hedges converting existing floating-rate assets and liabilities to fixed-rate assets.
Aegon uses forward-starting interest rate swap agreements to hedge the variability in future cash flows associated with the forecasted purchase of fixed-income assets. These agreements reduce the impact of future interest rate changes on the forecasted transaction. Fair value adjustments for these interest rate swaps are deferred and recorded in equity until the occurrence of the forecasted transaction at which time the interest rate swaps will be terminated. The accumulated gain or loss in equity will be amortized into investment income as the acquired asset affects income. Aegon hedges its exposure to the variability of future cash flows from interest rate movements for terms up to 19 years. The cash flows from these hedging instruments are expected to affect the profit and loss for approximately the next 38 years. For the year ended December 31, 2024, the contracts for which cash flow hedge accounting was terminated resulted in deferred gains of EUR 55 million (2023: EUR 75 million) that are recognized directly in equity to be reclassified as net result during the period when the cash flows occur of the underlying hedged items. In 2024, none of Aegon’s active cash flow hedges were discontinued as it was highly probable that the original forecasted transactions would occur by the end of the originally specified time period documented at the inception of the hedging relationship. All reported discontinued cash flow hedges are a product of completed forecasted transactions at which point the hedges were unwound. Aegon projects investment needs many years into the future in order to support the insurance liabilities and pay all contractual obligations arising from the policies in force today.
In addition, Aegon also makes use of cross-currency swaps to convert variable or fixed foreign currency cash flows into fixed cash flows in local currencies. The cash flows from these hedging instruments are expected to occur over the next 32 years. These agreements involve the exchange of the underlying principal amounts.

Hedge ineffectiveness and reclassification of gains (losses)	2024	2023	2022

Hedge ineffectiveness on cash flow hedges	-	3	(3)

Gains (losses) reclassified from equity into the income statement	42	20	(102)

Expected deferred gain (loss) to be reclassified from equity into net result during the next 12 months	88	114	116
The periods when the contractual, undiscounted cash flows are expected to occur are as follows:

	< 1yr	1 < 2 yrs	2 < 3 yrs	3 < 4 yrs	4 < 5 yrs	> 5 yrs	Total 2024

Cash inflows	582	425	380	323	286	6,587	8,583

Cash outflows	475	360	323	259	246	11,644	13,308

Net cash flows	107	65	57	64	40	(5,057)	(4,725)

	< 1yr	1 < 2 yrs	2 < 3 yrs	3 < 4 yrs	4 < 5 yrs	> 5 yrs	Total 2023

Cash inflows	282	253	260	286	341	7,509	8,930

Cash outflows	560	224	244	266	271	12,248	13,813

Net cash flows	(277)	28	16	19	70	(4,740)	(4,883)
IBOR reform on derivatives designated as fair value and cash flows hedges
On 30 September 2024, the remaining synthetic LIBOR rates were published for the last time and LIBOR came to an end. Before this, all derivative financial instruments using USD LIBOR and GBP LIBOR as a benchmark rate, transitioned to an alternative benchmark rate.

Annual Report on Form 20-F 2024 | 209

About Aegon Governance and risk management Financial information Sustainability information

Net foreign investment hedges
Aegon funds its investments in insurance subsidiaries with a mixture of debt and equity. Aegon aims to denominate debt funding in the same currency as the functional currency of the investment. Investments outside the Eurozone, the United States and the United Kingdom are funded in euros. When the debt funding of investments is not in the functional currency of the investment, Aegon uses derivatives to swap the currency exposure of the debt instrument to the appropriate functional currency. This policy will ensure that total capital will reflect currency movements without distorting debt to shareholders’ equity ratios. Aegon utilizes various financial instruments as the designated hedging instruments of its foreign investments. These instruments include long-term and short-term borrowings, short-term debts to credit institutions, cross-currency swap contracts, and forward foreign exchange contracts.
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
Terms and conditions of hedging instruments
The following table sets out the maturity profile and average price/rate of the hedging instruments used in Aegon’s hedging strategies:

Notionals are in EUR million					2024

			Maturity

	Up to 1 month	1-3 months	3-12 months	1-5 years	> 5 years

Fair value hedges

Interest rate contracts

Notional	-	-	-	10	22

Foreign exchange contracts

Notional	-	-	-	-	9

Cash flow hedges

Interest rate contracts

Notional	-	-	-	-	5,352

Average fixed interest rate	-	-	-	-	3.06%

Foreign exchange contracts

Notional	-	-	-	190	1,013

Average exchange rate EUR/USD	-	-	-	1.13	1.13

Average exchange rate EUR/GBP	-	-	-	-	-

Average exchange rate USD/EUR	-	-	-	0.88	0.89

Average exchange rate USD/GBP	-	-	-	0.74	0.76

Average exchange rate GBP/EUR	-	-	-	-	-

Average exchange rate GBP/USD	-	-	-	1.35	1.32

Net investment hedges

Foreign exchange - FX forward

Notional	22	5	-	-	-

Average exchange rate EUR/USD	0.97	0.97	-	-	-

Average exchange rate EUR/GBP	1.21	1.21	-	-	-

210 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 20

Notionals are in EUR million					2023

			Maturity

	Up to 1 month	1-3 months	3-12 months	1-5 years	> 5 years

Fair value hedges

Interest rate contracts

Notional	-	-	-	88	21

Foreign exchange contracts

Notional	-	-	-	-	8

Cash flow hedges

Interest rate contracts

Notional	-	-	-	-	5,540

Average fixed interest rate	-	-	-	-	2.83%

Foreign exchange contracts

Notional	-	-	-	121	835

Average exchange rate EUR/USD	-	-	-	1.16	1.13

Average exchange rate EUR/GBP	-	-	-	-	-

Average exchange rate USD/EUR	-	-	-	0.87	0.88

Average exchange rate USD/GBP	-	-	-	0.74	0.76

Average exchange rate GBP/EUR	-	-	-	1.35	1.32

Average exchange rate GBP/USD	-	-	-	-	-

Net investment hedges

Foreign exchange - FX forward

Notional	(8)	(1)	-	-	-

Average exchange rate EUR/USD	0.91	0.91	-	-	-

Average exchange rate EUR/GBP	1.15	-	-	-	-
Impacts of hedge accounting in the statement of financial position, statement of comprehensive income, and statement of changes in equity
The following table contains details of the hedging instruments used in Aegon’s hedging strategies that are booked under line item “Derivatives” in the consolidated statement of financial position:

	2024

	Carrying amounts

	Notional	Assets	Liabilities	Changes in fair value used for calculating hedge ineffectiveness

Fair value hedges

Interest rate contracts	32	-	3	2

Foreign exchange contracts	9	3	-	(1)

Cash flow hedges

Interest rate contracts	5,352	12	1,092	(106)

Foreign exchange contracts	1,202	124	8	15

Net investment hedges

Foreign exchange - FX forward	27	26	2	-

	2023

	Carrying amounts

	Notional	Assets	Liabilities	Changes in fair value used for calculating hedge ineffectiveness

Fair value hedges

Interest rate contracts	109	1	4	-

Foreign exchange contracts	8	4	-	1

Cash flow hedges

Interest rate contracts	5,540	42	950	106

Foreign exchange contracts	956	105	11	(44)

Net investment hedges

Foreign exchange - FX forward	(9)	39	48	-

Annual Report on Form 20-F 2024 | 211

About Aegon Governance and risk management Financial information Sustainability information

The following table contains details of the hedged exposures covered by Aegon’s hedging strategies that are booked under line item “Derivatives” in the consolidated statement of financial position:

	2024

	Carrying amounts		Accumulated amount of fair value adjustments on the hedged item

	Assets	Liabilities	Assets	Liabilities	Balance sheet line item	Change in fair value of hedged item for ineffectiveness assessment

Fair value hedges

Corporate Debt Hedge Program	-	66	-	(19)	Trust pass-through securities	3

					Investment contracts without

Offshore Liability Hedge Program	-	12	-	2	discretionary participating features	-

Synthetic Asset Fair value hedges	35	-	3	-	Investments	(1)

						2023

	Carrying amounts		Accumulated amount of fair value adjustments on the hedged item

	Assets	Liabilities	Assets	Liabilities	Balance sheet line item	Change in fair value of hedged item for ineffectiveness assessment

Fair value hedges

Corporate Debt Hedge Program	-	67	-	(13)	Trust pass-through securities	3

					Investment contracts without

Offshore Liability Hedge Program	-	12	-	2	discretionary participating features	-

Synthetic Asset Fair value hedges	34	-	4	-	Investments	1

	2024

		Cash flow hedge / currency translation reserve

	Change in fair value of hedged item for ineffectiveness assessment	Continuing hedges	Discontinued hedges

Cash flow hedges

Synthetic Asset Cash flow hedges	(215)	189	-

Life & Health Liability Investment Risk Hedge Program	(111)	(483)	126

Long Term Care (LTC) Liability Hedge Program	(21)	(38)	1,095

IMD Payout Hedge	-	-	31

TRS (Vivendi) Hedge	-	-	3

Net investment hedges

Investments in foreign operations	-	(383)	-

	2023

		Cash flow hedge / currency translation reserve

	Change in fair value of hedged item for ineffectiveness assessment	Continuing hedges	Discontinued hedges

Cash flow hedges

Synthetic Asset Cash flow hedges	11	87	-

Life & Health Liability Investment Risk Hedge Program	5	(348)	232

Long Term Care (LTC) Liability Hedge Program	1	(15)	1,085

IMD Payout Hedge	-	-	29

TRS (Vivendi) Hedge	-	-	3

Net investment hedges

Investments in foreign operations	-	(324)	-

212 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 2 0

Potential sources of hedge ineffectiveness
Corporate debt hedge
•	If there is a mismatch between critical terms of hedging instruments and hedged items, changes in fair value may not be offset. The qualitative hedge effectiveness test assures all critical terms align.
•	Counterparty default: If the counterparty fails to fulfill the contract, the hedge will not be highly effective. All derivatives in this program are collateralized or cleared, so the impact from this credit risk will not dominate the hedge relationship.
Life & Health liability investment risk hedge
•	Counterparty default: If the counterparty fails to fulfill the contract, the hedge will not be highly effective. All derivatives in this program are collateralized or cleared, so the impact from this credit risk will not dominate the hedge relationship.
•	Expected future transactions fail to occur as projected: the hedging instrument (i.e. FSS) terms are already known and easily valued. However, the hedged item consists of one or more forecasted asset purchases for which we are unable to project exactly the dates, coupon rates, and other underlying terms. Given these unknown variables in the hedged item, for the period in which the FSS remains in inventory and the forecasted transactions have not been completed, the hedged item portion of this relationship will be setup assuming identical dates and rates as outlined in the hedging instrument.
•	When the forecasted transaction (i.e. bond purchase) is completed and the terms of the underlying hedged item are known, hedge ineffectiveness would possibly arise if the timing of the asset being purchased differs from the unwind date of the swaps designated as the hedging instrument, or the coupon rate of the asset being purchased differs from the coupon rate on the receive leg of the swap, or a combination of both.
Long Term Care (LTC) liability hedge
•	The hedge ineffectiveness would possibly arise if the timing of the asset being purchased differs from the unwind date of the swaps designated as the hedging instrument, or the coupon rate of the asset being purchased differs from the coupon rate on the receive leg of the swap, or a combination of both.
Synthetic asset cash flow hedge
•	Mismatch of critical terms: If critical terms do not match between the hedged item and the hedged instrument, hedge ineffectiveness can arise.
•	Counterparty default: If the counterparty fails to fulfill the contract, the hedge will not be highly effective. All derivatives in this program are collateralized or cleared, so the impact from this credit risk will not dominate the hedge relationship.
The following table contains information regarding the effectiveness of the hedging relationships designated by Aegon, as well as the impacts on profit or loss and other comprehensive income that are booked under line item “Results from financial transactions” (including the reclassified amount where applicable):

2024

Amounts reclassified from reserves to P&L as

	Gains / (loss) recognized in OCI	Hedge ineffectiveness recognized in P&L	P&L line item that includes hedge ineffectiveness	hedged cash flows will no longer occur	hedged item affected P&L

Fair value hedges

Interest rate contracts	n.a.	(2)	Results from financial transactions	n.a.	n.a.

Foreign exchange contracts	n.a.	-	Results from financial transactions	n.a.	n.a.

Cash flow hedges

Interest rate contracts	-	-	Results from financial transactions	-	-

Foreign exchange contracts	-	-	Results from financial transactions	-	-

Net investment hedges

Foreign exchange - FX forward	-	-	Results from financial transactions	-	-

Annual Report on Form 20-F 2024 | 213

About Aegon Governance and risk management Financial information Sustainability information

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

	CDSs

Credit derivative disclosure by quality	Nominal amount	Fair value

On January 1, 2024	4,043	71

Increase/(Decrease) during the year	(192)	(2)

On December 31, 2024	3,851	68

	CDSs

Credit derivative disclosure by quality	Nominal amount	Fair value

On January 1, 2023	4,820	28

Increase/(Decrease) during the year	(778)	43

On December 31, 2023	4,043	71
21 Investments in joint ventures and associates

	Joint ventures		Associates

	2024	2023	2024	2023

On January 1	1,430	1,430	2,906	165

Additions	1	49	-	2,765

Disposals	-	-	(34)	(12)

Share in net income	238	196	345	103

Share in changes in equity (note 25.6)	(27)	(2)	85	(9)

Impairment losses	-	-	-	(25)

Dividend	(141)	(211)	(199)	(81)

Net exchange difference	1	(32)	-	-

Other	-	-	19	-

On December 31	1,503	1,430	3,122	2,906
In 2024, the disposal of associates includes Aegon’s participation in the a.s.r. share buyback program, amounting to EUR 29 million, to keep its stake in the company below 30%. Additionally, Aegon sold its stake in the associate in India, amounting to EUR 5 million (refer to note
42 Companies and businesses acquired and divested
). Other reflects fair value movements of associates held at fair value through profit or loss.

 214 | Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 2 1

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
Joint ventures include our joint operation in China operating under the name Aegon THTF Life Insurance Co. Other than disclosed in note
29.3 Critical judgments and estimates
, for the valuation of the insurance liabilities of our joint venture in China the risk-free yield curve is based on government bond yields and is constructed using a market-observed curve up to a last liquid point (20 years) and then extrapolating in 20 years to an ultimate spot rate. The ultimate spot rate used for discounting liability cash flows aligns with local market practice in China and amounts to 4.2% on December 31, 2024 (2023: 4.5%) excluding an illiquidity premium (ILP) of 30 bps (2023: 45 bps) for the first 20 years and 20 bps thereafter (2023: 0).
Summarized financial information of joint ventures
The summarized financial information presented in the following table presents the joint ventures on a 100% basis. Aegon considers its investments in Santander Vida Seguros y Reaseguros S.A. (Santander Spain Life) and Aegon Industrial Fund Management Co.Ltd. (AIFMC) as material joint ventures and are therefore presented separately.

	Santander Spain Life		AIFMC		Other Joint ventures

	2024	2023	2024	2023	2024	2023

Summarized statement of financial position

Cash and cash equivalents	30	18	436	421	72	47

Other current assets	63	76	744	654	1,055	840

Total current assets	93	94	1,180	1,075	1,127	887

Non-current assets	1,023	1,056	194	-	7,429	6,234

Total assets	1,116	1,150	1,374	1,075	8,556	7,121

Current financial liabilities excluding trade payables and other provisions	-	-	-	-	4	-

Other current liabilities	53	64	350	(149)	452	643

Total current liabilities	53	64	350	(149)	456	643

Non-current financial liabilities excluding trade payables and other provisions	-	-	-	-	66	64

Other non-current liabilities	406	403	38	414	6,874	5,257

Total non-current financial liabilities	406	403	38	414	6,941	5,321

Total liabilities	459	467	388	265	7,397	5,964

Net assets	657	683	985	810	1,159	1,157

Summarized statement of comprehensive income

Revenue	340	482	415	478	2,662	2,586

Depreciation and amortization	(34)	(32)	(6)	(5)	(28)	(27)

Interest income	6	4	18	10	128	117

Interest expense	-	-	-	-	(9)	(10)

Profit or loss	95	97	280	193	272	259

Income tax (expense) or income	(21)	(24)	(78)	(53)	(80)	(88)

Post-tax profit or (loss)	74	73	202	140	192	170

Other comprehensive income	4	9	-	-	(134)	32

Total comprehensive income	78	82	202	140	58	203

Dividends received	53	58	29	122	59	211

Annual Report on Form 20-F 2024 | 215

About Aegon Governance and risk management Financial information Sustainability information

An overview of the summarized financial information of the carrying amount of the joint ventures is as follows:

	Santander Spain Life		AIFMC		Other Joint ventures

	2024	2023	2024	2023	2024	2023

Net assets of joint venture as presented above	657	683	985	810	1,159	1,157

Net assets of joint venture excluding goodwill	577	603	985	809	1,040	1,030

Group share of net assets of joint venture, excluding goodwill	294	308	483	397	526	518

Goodwill on acquisition	80	80	1	1	120	128

Carrying amount	374	387	483	397	646	646
Aegon’s group share of net assets of joint ventures, as presented in the table above, is less than Aegon’s share of the net assets as presented in the summarized financial information on a 100% basis, due to the inclusion of third parties in the joint ventures.
The following table includes the summarized financial information of the joint ventures based on the Group’s relative holding.

	Santander Spain Life		AIFMC		Other Joint ventures

	2024	2023	2024	2023	2024	2023

Post-tax profit or loss	38	37	99	69	101	90

Other comprehensive income	2	4	-	-	(67)	17

Total comprehensive income	40	42	99	69	35	107
Summarized financial information of associates
The following tables reflect the condensed statement of financial position and income statement of Aegon’s material associate a.s.r. at 100%. a.s.r. is a listed company in the Netherlands in which Aegon holds a stake of 29.95% as per December 31, 2024. The income statement includes the a.s.r. results for the period from July 4, 2023, to December 31, 2024.

	a.s.r.

	2024	2023

Summarized statement of financial position

Investments	80,484	92,177

Derivatives	11,767	12,907

Other assets	46,457	45,673

Total assets	138,709	150,758

Insurance liabilities	102,723	99,475

Borrowings and subordinated liabilities	5,140	8,386

Derivatives	8,666	10,132

Other liabilities	12,293	23,467

Total liabilities	128,822	141,460

Non-controlling interest	47	35

Other equity instruments	977	974

Total other equity components	1,024	1,008

Net assets	8,863	8,289

 216 | Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 22

	a.s.r.

	2024	2023

Summarized statement of comprehensive income

Insurance revenues	9,601	4,944

Insurance service result	772	274

Profit or loss from continuing operations	1,418	450

Income tax expense or income	(375)	(103)

Post-tax profit or loss from continuing operations	1,043	347

Post-tax profit or loss from discontinued operations	35	-

Other comprehensive income - that may be recycled to profit or loss	-	17

Other comprehensive income - that will not be recycled to profit or loss	283	(58)

Total comprehensive income	1,361	306

Dividends received	188	68

Group share	29.95%	29.98%

Group share of post-tax profit or loss	325	110

Group share of other comprehensive income	85	(12)

	a.s.r.

	2024	2023

Net assets of a.s.r. as presented above	8,863	8,289

Net assets of a.s.r., excluding goodwill, fair value adjustments and other equity transactions	8,827	8,180

Group share of net assets of a.s.r., excluding goodwill, fair value adjustments and other equity transactions	2,644	2,453

Fair value adjustments	50	47

Goodwill on acquisition	117	117

Carrying amount of investment in a.s.r.	2,811	2,618
The fair value of the investment in a.s.r. has been determined based on the quoted price of the listed shares and the shares held on the reporting date. The fair value of Aegon’s stake in a.s.r. is EUR 2.864 million (2023: EUR 2.588 million).
The following table include associates that Aegon considered immaterial.

	Other Associates

	2024	2023

Summarized statement of financial position

Current assets	501	309

Non-current assets	732	725

Total assets	1,233	1,034

Current liabilities	343	217

Non-current liabilities	25	17

Total current liabilities	369	235

Net assets	864	799

Summarized statement of comprehensive income

Post-tax profit or (loss)	147	(7)

Other comprehensive income	-	6

Total comprehensive income	147	(1)

Dividends received	11	11

Carrying amount	311	288
22 Deferred expenses

	2024	2023

Deferred transaction costs for investment management services	490	447

Current	22	20

Non-current	468	427

Annual Report on Form 20-F 2024 | 217

About Aegon Governance and risk management Financial information Sustainability information

Deferred transaction costs

On January 1, 2024	447

Costs deferred during the year	35

Amortization through income statement	(22)

Net exchange differences	30

On December 31, 2024	490

On January 1, 2023	452

Costs deferred during the year	29

Amortization through income statement	(21)

Net exchange differences	(14)

On December 31, 2023	447
23 Other assets and receivables

	Note	2024	2023

Real estate held for own use and equipment	23.1	236	258

Receivables	23.2	3,830	3,567

Accrued income	23.3	812	736

Right-of-use assets	23.4	162	150

On December 31		5,040	4,712
23.1 Real estate held for own use and equipment

Total real estate held for own use and equipment	2024	2023

Real estate held for own use	66	64

Equipment	170	194

On December 31	236	258

Real estate held for own use	2024	2023

Net book value

On January 1	64	73

Capitalized subsequent expenditure	2	1

Disposals	(1)	-

Unrealized gains/(losses) through equity	(1)	(2)

Depreciation through income statement	(1)	(2)

Impairment losses	(1)	(3)

Net exchange differences	4	(2)

On December 31	66	64

Gross carrying value	91	87

Accumulated depreciation and impairments	(25)	(23)

Net book value on December 31	66	64

Real estate held for own use:

Carrying amount under a historical cost model	75	70

% of real estate appraised in the current year	16%	76%

% of appraisals performed by independent external appraisers	100%	100%
General account real estate held for own use has not been pledged as security for liabilities, nor are there any restrictions on title. Depreciation expenses are recorded in note
13 Other operating expenses
in the income statement. The useful lives of buildings range between 40 and 50 years.

 218 | Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 2 3

Equipment	2024	2023

Net book value

On January 1	194	251

Additions	50	62

Disposals	(19)	(47)

Depreciation through income statement	(64)	(66)

Net exchange differences	10	(6)

On December 31	170	194

Gross carrying value	643	602

Accumulated depreciation and impairments	(473)	(408)

Net book value on December 31	170	194
None of the equipment is held for lease (2023: none). Equipment has not been pledged as security for liabilities, nor are there any restrictions on title. Depreciation expenses have been recorded in note
13 Other operating expenses
in the income statement. Equipment is generally depreciated over a period of three to five years.
23.2 Receivables

	2024	2023

Loans to associates	-	8

Receivables from policyholders	118	137

Receivables from brokers and agents	270	239

Cash outstanding from assets sold	176	133

Trade receivables	654	178

Cash collateral	515	516

Income tax receivable	286	172

Other	1,828	2,194

Expected credit losses	(18)	(10)

On December 31	3,830	3,567

Current	3,736	3,564

Non-current	94	2
With the exception of receivables from reinsurers, the receivables balances presented above are mostly not externally rated.
The movements in the expected credit losses for receivables during the year were as follows:

	2024	2023

On January 1	(10)	(129)

Expected credit losses	(9)	(29)

Other movements	1	148

On December 31	(18)	(10)
23.3 Accrued income

	2024	2023

Accrued interest	812	736

On December 31	812	736

Current	812	736

Annual Report on Form 20-F 2024 | 219

About Aegon Governance and risk management Financial information Sustainability information

23.4
Right-of-use
assets

	Real estate for own use	Equipment	Other	Total

Net Book Value

On January 1, 2024	138	10	3	150

Additions	31	-	3	34

Disposals	(5)	-	-	(5)

Modification of lease contracts	6	-	-	6

Depreciation through income statement	(22)	(6)	(2)	(30)

Net exchange differences	6	-	-	7

On December 31, 2024	154	4	4	162

Gross carrying value	284	21	10	314

Accumulated depreciation	(130)	(16)	(5)	(152)

Net book value 2024	154	4	4	162

Net Book Value

On January 1, 2023	143	14	1	158

Additions	19	4	3	26

Disposals	(1)	-	-	(1)

Modification of lease contracts	2	-	-	2

Depreciation through income statement	(24)	(8)	(1)	(32)

On December 31, 2023	138	10	3	150

Gross carrying value	247	37	7	290

Accumulated depreciation	(109)	(27)	(3)	(140)

Net book value 2023	138	10	3	150
Right-of-use
assets are mainly held by Aegon UK and Aegon Americas.
For information on the Lease liabilities and respective maturity analysis, please see note
35 Other liabilities
and note
4 Financial risks
, respectively.
24 Intangible assets

	Goodwill	Future servicing rights	Software	Other	Total

Net book value

On January 1, 2024	291	131	48	33	504

Additions	-	2	12	1	15

Amortization through income statement	-	(14)	(11)	(5)	(30)

Acquisitions through business combinations	23	-	-	40	63

Other movements	13	-	-	(13)	-

Net exchange differences	19	1	1	2	23

On December 31, 2024	345	120	51	58	575

Gross carrying value	473	311	85	98	967

Accumulated amortization, depreciation and impairment losses	(128)	(191)	(34)	(40)	(393)

Net book value 2024	345	120	51	58	575

Net book value

On January 1, 2023	316	59	21	25	420

Additions	-	122	41	3	166

Amortization through income statement	-	(11)	(8)	(2)	(21)

Acquisitions through business combinations	-	-	-	10	10

Disposals	-	-	(3)	-	(3)

Disposal of a business	(18)	(38)	(2)	-	(58)

Other movements	-	-	(1)	(2)	(3)

Net exchange differences	(6)	-	-	-	(7)

On December 31, 2023	291	131	48	33	504

Gross carrying value	411	298	71	56	835

Accumulated amortization, depreciation and impairment losses	(120)	(166)	(23)	(23)	(331)

Net book value 2023	291	131	48	33	504

 220 | Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 2 4

Amortization and depreciation through income statement is included in note
13 Other operating expenses
. None of the intangible assets have titles that are restricted or have been pledged as security for liabilities.
With the exception of goodwill, all intangible assets within Americas have a finite useful life and are amortized accordingly. Future servicing rights are amortized over the term of the related insurance contracts, which can vary significantly depending on the maturity of the acquired portfolio and ranges between 10 to 30 years. As at December 31, 2024 11 years remain (2023: 12 years). Software is generally depreciated over an average period of three to five years (no changes compared to 2023).
Goodwill
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
The goodwill balance has been allocated across the cash-generating units which that are expected to benefit from the synergies inherent in the goodwill. Goodwill is tested for impairment both annually and when there are specific indicators of a potential impairment. The recoverable amount is the higher of the value in use and fair value less costs of disposal for a cash-generating unit. The operating assumptions used in all the calculations are best estimate assumptions and based on historical data where available.
A summary of the cash-generating units to which the goodwill is allocated is as follows:

	2024	2023

Americas	215	201

United Kingdom	81	56

Asset Management	49	34

On December 31	345	291
Within Americas, Transamerica’s goodwill is allocated to groups of cash-generating units, including variable annuities, fixed annuities, and the retirement plans and single premium group annuities (SPGA) cash-generating units. Transamerica uses the value in use concept to determine the recoverable amount and it is calculated annually in the fourth quarter. Transamerica reviewed the recoverable amount of the retirement plans and SPGA cash-generating units under the Economic Available Capital (EAC) approach. This approach measures the difference between the market value of assets assigned to a block of business and the market value of liabilities. The EAC is reflective of market conditions where a pre-tax
benchmark discount rate ranged from approximately 4.56% to 3.32% from the one-month
to
30-year
tenors.
Transamerica reviewed the recoverable amount of the annuities cash-generating units under the Contractual Service Margin (CSM) approach. The CSM is a component of the asset or liability for the group of insurance contracts that represents the unearned profit the entity will recognize as it provides services in the future. Based on the value in use tests, Transamerica’s goodwill for the group of annuities cash-generating units (2024: EUR 137 million; 2023: EUR 129 million) remains unchanged from the prior period except for the impact of currency translation adjustments. Transamerica’s goodwill for the retirement plans and SPGA cash-generating units (2024: EUR 77 million; 2023: EUR 72 million) remains unchanged from the prior period except for the impact of currency translation adjustments.
In the United Kingdom, the cash-generating unit for the Cofunds goodwill impairment assessment is Aegon UK. For the new Nationwide (Origen) goodwill the cash-generating unit is the Aegon Investment Holdings Limited Group.
For the Cofunds goodwill, the value in use of Scottish Equitable plc is the most material part of the Aegon UK value in use calculation. The value in use of SE plc was determined using SE plc’s Solvency II own funds value with adjustments for contract boundaries, and risk margin. An allowance has also been made for the present value of profits from expected new business in the next four years. A key variable is the present value of profits from expected new business in the next four years, which, if this does not arise would reduce the value in use by EUR 108 million, however there would still be over EUR 1,450 million headroom.
For Nationwide (Origen) goodwill, this relies on the underlying value in use calculation for Aegon Investment Holdings Limited Group’s subsidiary companies (principally Origen Financial Services limited (OFSL), Aegon Investment Solutions Limited (AISL) and Aegon Investments Limited(AIL)). The value in use calculation uses a standard model. The headroom at year end was EUR 193 million.

Annual Report on Form 20-F 2024 | 221

About Aegon Governance and risk management Financial information Sustainability information

Future servicing rights
Reflects mainly Aegon Asset Management mandates added in 2023. These rights have a remaining amortization period of 8.5 years and a carrying amount of EUR 104 million on December 31, 2024 (2023: EUR 116 million).
25 Shareholders’ equity
Issued share capital and reserves attributable to shareholders of Aegon Ltd.

	Note	2024	2023	2022

Share capital – par value	25.1	241	265	319

Share premium	25.2	6,853	6,853	6,853

Total share capital		7,094	7,118	7,172

Retained earnings		4,347	5,099	7,770

Treasury shares	25.3	(398)	(346)	(668)

Total retained earnings		3,949	4,753	7,103

Revaluation reserves 1	25.4	(3,706)	(3,770)	(4,563)

Remeasurement of defined benefit plans 2	25.5	(1,072)	(1,006)	(1,565)

Other reserves 3	25.6	951	379	669

Total shareholders’ equity		7,215	7,475	8,815

1
Included in the 2022 Revaluation reserves is an amount of EUR (31) million relating to Aegon the Netherlands classification as discontinued operations, as reflected in note 45 Held for sale and discontinued operations in Annual Report 2023.

2
Included in the 2022 Remeasurement of defined benefit plans is an amount of EUR (675) million relating to Aegon the Netherlands classification as discontinued operations, as reflected in 45 Held for sale and discontinued operations in Annual Report 2023.

3
Included in the 2022 Other reserves is an amount of EUR 15 million relating to Aegon the Netherlands classification as discontinued operations, as reflected in 45 Held for sale and discontinued operations in Annual Report 2023.

	2024	2023	2022

Share capital transactions relating to common shares	Number of shares (thousands)	Number of shares (thousands)	Number of shares (thousands)

Transactions in 2024:

Cancellation of shares	(198,301)

Transactions in 2023:

Cancellation of shares		(451,140)

Transactions in 2022:

Final dividend 2021 1			(18,676)

Share buyback program (final dividend 2021)			24,364

Interim dividend 2022 1			(21,365)

Share buyback program (interim dividend 2022)			29,833

1	Dividend distribution paid from treasury shares (note 25.3 Treasury shares).
In July and in December 2024, Aegon executed share cancellation of total 161,929,480 common shares and 36,371,440 common shares B. The purpose of the share cancellation is to reduce the number of treasury shares that are not used to cover obligations arising from share-based incentive plans or other obligations.
25.1 Share capital – par value

	2024	2023	2022

Common shares	198	218	253

Common shares B	42	47	66

On December 31	241	265	319

Common shares	2024	2023	2022

Authorized share capital	480	480	720

Number of authorized shares (in million)	4,000	4,000	6,000

Par value in cents per share	12	12	12

Common shares B	2024	2023	2022

Authorized share capital	240	240	360

Number of authorized shares (in million)	2,000	2,000	3,000

Par value in cents per share	12	12	12

 222 | Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 25

	Common shares		Common shares B

	Number of shares (thousands )	Total amount	Number of shares (thousands )	Total amount

On December 31, 2021	2,106,313	253	568,839	68

Shares withdrawn	(10,665)	(1)	(22,643)	(3)

Dividend	13,782	2	-	-

On December 31, 2022	2,109,430	253	546,196	66

Shares withdrawn	(294,703)	(35)	(156,437)	(19)

Dividend	-	-	-	-

On December 31, 2023	1,814,727	218	389,759	47

Shares withdrawn	(161,929)	(19)	(36,371)	(4)

Dividend	-	-	-	-

On December 31, 2024	1,652,797	198	353,388	42
During 2024 common shares were withdrawn in two transactions. In July 2024, 126,960,718 common shares; while in December 2024, 34,968,762 common shares and 36,371,440 common shares B were cancelled.
The withdrawal of common shares were executed in two transactions during 2023. In July 2023, 79,703,317 common shares and 43,817,400 common shares B; while in December 2023, 215,000,000 common shares and 112,619,440 common shares B were cancelled.
The common shares and common shares B withdrawn in 2022 are the result of the cancellation of 10,664,951 and 22,643,360 shares, respectively, following the repurchase by the Company in connection with the share buyback program.
The table below represents weighted average number of common shares including treasury shares attributable to Aegon Ltd.:

	Weighted average number of common shares (thousands)	Weighted average number of common shares B (thousands)

2022	2,107,315	559,906

2023	2,067,119	523,149

2024	1,753,162	388,169
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
For detailed information on the transaction between Aegon Ltd. and Vereniging Aegon, see note
44 Related party transactions
in the consolidated financial statements.
25.2 Share
premium

	2024	2023	2022

On January 1	6,853	6,853	7,033

Share dividend	-	-	(180)

On December 31	6,853	6,853	6,853

Share premium relating to:

- Common shares	5,200	5,200	5,200

- Common shares B	1,653	1,653	1,653

Total share premium	6,853	6,853	6,853
The share premium account reflects the balance of
paid-in
amounts above par value at issuance of new shares less the amounts charged for share dividends.
25.3 Treasury shares
On the reporting date, Aegon Ltd. held 68,934,478 (2023: 72,319,889, 2022: 145,821,347) of its own treasury common shares and 7,945,440 (2023: 7,945,440, 2022: 51,762,840) own treasury common shares B with a par value of EUR 0.12 each.
On June 2, 2023, Aegon completed its share buyback program, as announced on February 9, 2023, aimed at returning EUR 200 million of surplus cash capital to shareholders. Between February 10, 2023 and June 2, 2023, a total of 46,797,567 common shares were repurchased at an average price of EUR 4.2737 per share.

Annual Report on Form 20-F 2024 | 223

About Aegon Governance and risk management Financial information Sustainability information

On July 6, 2023, Aegon announced the beginning of a EUR 1.5 billion share buyback program. This followed the completion of the combination of its Dutch pension, life and non-life
insurance, banking, and mortgage origination activities with a.s.r. on July 4, 2023. On April 9, 2024, Aegon announced that this share buyback was increased by EUR 35 million in relation to the share-based compensation plans for senior management. The share buyback program was completed during 2024 (EUR 1.535 billion in total of which EUR 815 million in 2023 and EUR 720 million in 2024).
On December 16, 2024, Aegon completed its share buyback program, as announced on May 16, 2024, returning EUR 200 million to shareholders. Between July 8, 2024 and December 13, 2024, a total of 34,968,762 common shares were repurchased at an average price of EUR 5.7049 per share.
Movements in the number of treasury common shares held by Aegon Ltd. were as follows:

	2024		2023		2022

	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount

On January 1	72,320	346	145,821	662	70,958	262

Transactions in 2024:

Purchase: 1 transaction, average price EUR 5.38	85,321	459

Sale: 1 transaction, average price EUR 4.77	(6,649)	(32)

Purchase: 1 transaction, average price EUR 5.81	44,904	261

Shares withdrawn: 1 transaction, average price EUR 5.06	(126,961)	(643)

Purchase: 1 transaction, average price EUR 5.76	23,468	135

Purchase: 1 transaction, average price EUR 5.59	11,501	64

Shares withdrawn: 1 transaction, average price EUR 5.51	(34,969)	(193)

Transactions in 2023:

Purchase: 1 transaction, average price EUR 5.00			8,516	43

Sale: 2 transactions, average price EUR 4.46			(4,924)	(22)

Purchase: 1 transaction, average price EUR 4.27			46,798	200

Sale: 1 transaction, average price EUR 4.46			(69)	-

Shares withdrawn: 1 transaction, average price EUR 4.59			(79,703)	(366)

Purchase: 2 transactions, average price EUR 4.77			170,881	815

Shares withdrawn: 1 transaction, average price EUR 4.59			(215,000)	(986)

Transactions in 2022:

Purchase: 1 transaction, average price EUR 4.92					10,158	50

Sale: 3 transactions, average price EUR 2.46					(4,708)	(12)

Sale: 1 transaction, average price EUR 3.12					(18,676)	(58)

Purchase: 1 transaction, average price EUR 4.38					24,364	107

Share withdrawn: 1 transaction, average price EUR 3.70					(10,665)	(39)

Sale: 1 transaction, average price EUR 3.91					(21,365)	(84)

Purchase: 1 transaction, average price EUR 4.49					29,833	134

Purchase: 3 transactions, average price EUR 4.58					65,921	302

On December 31	68,934	397	72,320	346	145,821	662
Movements in the number of treasury common shares B held by Aegon Ltd. (refer to note
44 Related party transactions
) were as follows:

224 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 25

	2024		2023		2022

	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount

On January 1	7,945	1	51,763	6	30,589	3

Transactions in 2024:

Purchase: 1 transaction, average price EUR 0.15	36,371	6

Shares withdrawn: 1 transaction, average price EUR 0.15	(36,371)	(5)

Transactions in 2023:

Shares withdrawn: 1 transaction, average price EUR 0.11			(43,817)	(5)

Purchase: 1 transaction, average price EUR 0.13			112,619	15

Shares withdrawn: 1 transaction, average price EUR 0.13			(112,619)	(15)

Transactions in 2022:

Shares withdrawn: 1 transaction, average price EUR 0.10					(22,643)	(2)

Purchase: 1 transaction, average price EUR 0.12					43,817	5

On December 31	7,945	1	7,945	1	51,763	6

	Weighted average number of treasury shares, including treasury shares held by subsidiaries (thousands)	Weighted average number of treasury shares B (thousands)

2022	97,807	23,696

2023	188,403	33,035

2024	123,431	7,945
25.4 Revaluation reserves

	Investments measured at fair value through OCI	Real estate held for own use	Cash flow hedging reserve	Insurance contracts	Reinsurance contracts held	Total

On January 1, 2024	(3,300)	9	842	939	(2,261)	(3,770)

Gross revaluation	(1,187)	(1)	(88)	2,250	(556)	418

Net (gains) / losses transferred to income statement	82	-	(124)	-	-	(42)

Foreign currency translation differences	(259)	1	49	136	(168)	(242)

Tax effect	237	-	45	(530)	177	(71)

On December 31, 2024	(4,426)	9	724	2,795	(2,808)	(3,706)

On January 1, 2023	(5,251)	15	1,024	2,215	(2,566)	(4,563)

Gross revaluation	1,552	(2)	(62)	(1,626)	349	211

Net (gains) / losses transferred to income statement	706	-	(130)	-	-	577

Foreign currency translation differences	138	-	(31)	(47)	82	142

Tax effect	(487)	-	42	397	(126)	(174)

Disposal of group assets	42	(3)	-	-	-	38

On December 31, 2023	(3,300)	9	842	939	(2,261)	(3,770)

On January 1, 2022	6,810	32	1,100	(11,291)	768	(2,580)

Gross revaluation	(16,743)	(1)	(66)	18,680	(4,672)	(2,803)

Net (gains) / losses transferred to income statement	541	-	(126)	-	-	415

Foreign currency translation differences	588	-	74	(931)	95	(174)

Tax effect	3,499	-	42	(4,211)	1,243	574

Disposal of group assets	46	(16)	-	(31)	-	(2)

Other	7	-	-	-	-	7

On December 31, 2022	(5,251)	15	1,024	2,215	(2,566)	(4,563)

Annual Report on Form 20-F 2024 | 225

About Aegon Governance and risk management Financial information Sustainability information

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
The closing balances of the revaluation reserve for investments measured at FVOCI relate to the following instruments:

	2024	2023	2022

Shares	3	2	2

Debt securities	(4,425)	(3,297)	(5,249)

Money market and other short-term investments	(5)	(5)	(5)

Revaluation reserve for investments measured at FVOCI	(4,426)	(3,300)	(5,251)
The cash flow hedging reserve includes (un)realized gains and losses on the effective portions of hedging instruments, net of tax. The amounts are recognized in the income statement at the moment of realization of the hedged position to offset the gain or loss from the hedged cash flow. No amounts have been released from equity to be included in the initial measurement of non-financial
assets or liabilities.
25.5 Remeasurement of defined benefit plans

	2024	2023	2022

On January 1	(1,006)	(1,565)	(2,199)

Remeasurements of defined benefit plans	(6)	(110)	904

Tax effect	1	17	(250)

Net exchange differences	(60)	14	(20)

Disposal of a business	-	638	-

Total remeasurement of defined benefit plans	(1,072)	(1,006)	(1,565)
25.6 Other reserves

	Foreign currency translation reserve	Net foreign investment hedging reserve	Equity movements of joint ventures and associates	Total

On January 1, 2024	798	(324)	(95)	379

Movement in foreign currency translation and net foreign investment hedging reserves	581	(63)	-	518

Disposal of a business	(5)	4	(11)	(12)

Tax effect	7	-	-	7

Equity movements of joint ventures	-	-	(27)	(27)

Equity movements of associates	-	-	85	85

On December 31, 2024	1,381	(383)	(48)	951

On January 1, 2023	1,108	(371)	(68)	669

Movement in foreign currency translation and net foreign investment hedging reserves	(290)	54	-	(236)

Disposal of a business	(29)	-	(15)	(45)

Tax effect	10	(6)	-	3

Equity movements of joint ventures	-	-	(2)	(2)

Equity movements of associates	-	-	(9)	(9)

On December 31, 2023	798	(324)	(95)	379

On January 1, 2022	596	(338)	-	258

Movement in foreign currency translation and net foreign investment hedging reserves	436	(116)	(2)	318

Disposal of a business	104	67	(36)	135

Tax effect	(28)	16	-	(12)

Equity movements of joint ventures	-	-	(33)	(33)

Equity movements of associates	-	-	3	3

On December 31, 2022	1,108	(371)	(68)	669
The foreign currency translation reserve includes the currency results from investments in non-euro
denominated subsidiaries. The amounts are released to the income statement upon the sale of the subsidiary.

 226 | Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 26

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
26 Other equity instruments

	Perpetual contingent convertible securities	Junior perpetual capital securities	Perpetual cumulative subordinated bonds	Share options and incentive plans 1	Total

On January 1, 2024	500	923	454	74	1,951

Shares granted / Share options cost incurred	-	-	-	49	49

Shares vested / Share options forfeited	-	-	-	(28)	(28)

On December 31, 2024	500	923	454	95	1,972

On January 1, 2023	500	923	454	66	1,943

Shares granted / Share options cost incurred	-	-	-	33	33

Shares vested / Share options forfeited	-	-	-	(25)	(25)

On December 31, 2023	500	923	454	74	1,951

On January 1, 2022	500	1,352	454	57	2,363

Shares granted / Share options cost incurred	-	-	-	32	32

Shares vested / Share options forfeited	-	-	-	(23)	(23)

Securities redeemed	-	(429)	-	-	(429)

On December 31, 2022	500	923	454	66	1,943

1	Incentive plans include the shares granted to personnel which are not yet vested.

Perpetual contingent convertible securities	Coupon rate	Coupon date	Year of next call	2024	2023	2022

EUR 500 million	5.625% 1	Semi-annually, April 15	2029	500	500	500

On December 31				500	500	500

1	The coupon is fixed at 5.625% until the first call date and reset thereafter to a 5 year mid swap plus a margin of 5.207%.
The securities have been issued at par and have subordination provisions, rank junior to all other liabilities and senior to shareholders’ equity only. The conditions of the securities contain certain provisions for coupon payment deferral. Although the securities have no stated maturity, Aegon has the right to call the securities for redemption at par for the first time between April 15, 2029 and October 15, 2029 and every reset date (October 15, with five-year intervals) thereafter.

Junior perpetual capital securities	Coupon rate	Coupon date	Year of next call	2024	2023	2022

USD 500 million	floating CMS rate 1	Quarterly, July 15	2025	402	402	402

EUR 950 million 3	floating DSL rate 2	Quarterly, July 15	2025	521	521	521

On December 31				923	923	923

1
The coupon of the USD 500 million junior perpetual capital securities is reset each quarter based on the aggregate of (i) the 10-year USD SOFR ICE swap rate, (ii) a spread adjustment of
29
basis points and (iii) a credit spread of
10
basis points, with a maximum of 8.5%.

2
The coupon of the EUR
950
million junior perpetual capital securities is reset each quarter based on the then prevailing 10-year Dutch government bond yield plus a spread of
10
basis points, with a maximum of 8%.

3	On April 5, 2022 Aegon completed a tender offer buying back EUR 429 million of perpetual capital securities, part of the EUR 950 million notes issued in 2004.
The interest rate exposure on some of these securities has been swapped to a SOFR- or EURIBOR- based yield.
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

Annual Report on Form 20-F 2024 | 227

About Aegon Governance and risk management Financial information Sustainability information

Perpetual cumulative subordinated bonds	Coupon rate	Coupon date	Year of next call	2024	2023	2022

EUR 114 million	1.506% 1 , 4	Annually, June 8	2025	114	114	114

EUR 136 million	1.425% 2 , 4	Annually, October 14	2028	136	136	136

EUR 203 million	0.496% 3 , 4	Annually, March 4	2031	203	203	203

On December 31				454	454	454

1	The coupon of the EUR 114 million bonds was originally set at 8% until June 8, 2005. Subsequently, the coupon has been reset at 4.156% until June 8, 2015 and 1.506% until June 8, 2025.
2	The coupon of the EUR 136 million bonds was originally set at 7.25% until October 14, 2008. Subsequently, the coupon has been reset at 5.185% until October 14, 2018 and 1.425% until October 14, 2028.
3	The coupon of the EUR 203 million bonds was originally set at 7.125% until March 4, 2011. Subsequently, the coupon has been reset at 4.26% until March 4, 2021 and 0.496% until March 4, 2031.
4
If the bonds are not called on the respective call dates and after consecutive periods of 10 years, the coupons will be reset at the then prevailing effective yield of ten
-year Dutch government securities plus a spread of
85
basis points.

These bonds have the same subordination provisions as dated subordinated debt. In addition, the conditions of the bonds contain provisions for coupon payment deferral. Although the bonds have no stated maturity, Aegon has the right to call the bonds for redemption at par for the first time on the coupon date in the year of next call.
27 Subordinated
borrowings

	Coupon rate	Coupon date	Issue / Maturity	Year of next call	2024	2023

Fixed to floating subordinated notes

EUR 700 million	4% 2	Annually, April 25	2014/ 44	-	-	700

USD 800 million	5.5% 3	Semi-annually, April 11	2018/ 48	2028	770	718

Fixed subordinated notes

USD 925 million 1	5.1%	Quarterly, March 15	2019/ 49	2025	883	826

On December 31					1,653	2,244

Fair value of subordinated borrowings					1,490	2,122

1	Issued by a subsidiary of, and guaranteed by Aegon Ltd.
2	The coupon was fixed at 4% until the first call date and floating thereafter with a 3-month EURIBOR plus a margin of 335 bps.
3	The coupon is fixed at 5.5% until the first call date in 2028 and floating thereafter with a 6-month USD LIBOR (subject to US LIBOR Act) plus a margin of 3.539%.
Effective April 25, 2024, Aegon redeemed the EUR 700 million fixed-to-floating
subordinated notes.
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
28 Trust pass-through securities

	Coupon rate	Coupon date	Issue / Maturity	Year of next call 2	2024	2023

USD 225 million 1	7.65%	Semi-annually, December 1	1996/2026	n.a.	66	67

USD 190 million 1	7.625%	Semi-annually, November 15	1997/2037	n.a.	47	44

On December 31					113	111

Fair value of trust pass-through securities					133	125

1	Issued by a subsidiary of, and guaranteed by Aegon Ltd.
2	n.a. in the above table should be read as “not applicable.”
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
There were no defaults or breaches of conditions during the period.

228 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 29

29 Insurance contracts, reinsurance contracts held, and investment contracts with discretionary participating features
29.1 Contracts by measurement model
The following tables show the assets and liabilities for groups of insurance contracts issued and reinsurance contracts held by measurement model.

Insurance contracts	Contracts not measured under the PAA	Contracts measured under the PAA	Total

Portfolios in an asset position	125	-	125

Portfolios in a liability position	188,318	41	188,359

Net balance, on December 31, 2024	188,193	41	188,233

Portfolios in an asset position	185	-	185

Portfolios in a liability position	177,407	39	177,446

Net balance, on December 31, 2023	177,222	39	177,262

Reinsurance contracts held	Contracts not measured under the PAA	Contracts measured under the PAA	Total

Portfolios in an asset position	16,015	7	16,021

Portfolios in a liability position	303	-	303

On December 31, 2024	15,712	7	15,719

Portfolios in an asset position	16,601	7	16,608

Portfolios in a liability position	608	-	608

On December 31, 2023	15,993	7	16,000
All groups of investment contracts with discretionary participating features were not measured under the PAA and were in a liability position at the reporting date and comparative years.
29.2 Movements in carrying amounts on insurance contracts, reinsurance contracts held and investment contracts with discretionary participation features
The following tables show the movement in the net carrying amounts of insurance contracts issued, reinsurance contracts held and investment contracts with discretionary participating features issued. Two types of tables are presented:
•	Tables that analyze movements by type of liabilities, and reconcile them to the income statement and the statement of comprehensive income
•	Tables that analyze movements by measurement component

Annual Report on Form 20-F 2024 | 229

About Aegon Governance and risk management Financial information Sustainability information

29.2.1 Movement schedules by type of liability

	Remaining coverage

Insurance contracts not measured under PAA - by type	Excluding loss component	Loss component	Incurred claims	Total

Opening assets	1,589	(1,042)	(362)	185

Opening liabilities	159,113	945	17,349	177,407

Net opening balance, on January 1, 2024	157,524	1,987	17,711	177,222

I nsurance revenue	(9,656)	-	-	(9,656)

Incurred claims and other insurance service expenses	-	(317)	8,275	7,958

Amortization of insurance acquisition cash flows	553	-	-	553

Losses (and reversal of losses) on onerous contracts	-	1,118	-	1,118

Insurance service expenses	553	801	8,275	9,629

Investment components	(5,506)	-	5,506	-

Insurance service result	(14,609)	801	13,781	(27)

Insurance finance (income) / expenses (P&L and OCI)	11,924	62	-	11,986

Cash flows	(6,128)	(299)	(5,465)	(11,892)

Contracts disposed during the period	8	(94)	-	(85)

Transfers to disposal groups	(34)	14	17	(3)

Other movements	1	-	(5)	(4)

Transfer (to)/from other headings	(1)	-	-	-

Net exchange differences	9,286	153	1,557	10,996

Net closing balance, on December 31, 2024	157,971	2,625	27,596	188,193

Closing assets	1,886	(1,373)	(387)	125

Closing liabilities	159,857	1,252	27,209	188,318

	Remaining coverage

Insurance contracts not measured under PAA - by type	Excluding loss component	Loss component	Incurred claims	Total

Opening assets	40	(1)	(2)	36
Opening liabilities	163,758	1,455	10,468	175,681

Net opening balance, on January 1, 2023	163,719	1,456	10,470	175,645

I nsurance revenue	(10,195)	-	-	(10,195)

Incurred claims and other insurance service expenses	-	(186)	8,593	8,407

Amortization of insurance acquisition cash flows	558	-	-	558

Losses (and reversal of losses) on onerous contracts	-	1,084	-	1,084
Adjustments to liabilities for incurred claims	-	-	9	9

I nsurance service expenses	558	899	8,601	10,058
Investment components	(4,834)	-	4,834	-

Insurance service result	(14,471)	898	13,436	(137)

Insurance finance (income) / expenses (P&L and OCI)	17,262	81	-	17,343

Cash flows	(4,892)	(150)	(5,582)	(10,624)

Contracts disposed during the period	(347)	-	-	(347)

Transfers to disposal groups	(1)	(211)	(133)	(345)

Other movements	20	-	-	20

Transfer (to)/from other headings	(514)	(33)	36	(512)

Net exchange differences	(3,252)	(54)	(515)	(3,821)

Net closing balance, on December 31, 2023	157,524	1,987	17,711	177,222

Closing assets	1,589	(1,042)	(362)	185

Closing liabilities	159,113	945	17,349	177,407

230 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 29

	Asset for remaining coverage

Reinsurance contracts held - by type, no PAA	Excluding loss recovery component	Loss recovery component	Asset for incurred claims	Total

Opening assets	16,457	349	(205)	16,601

Opening liabilities	1,738	(947)	(183)	608

Net opening balance, on January 1, 2024	14,719	1,296	(22)	15,993

Changes in the statements of P&L and OCI

Net expenses from reinsurance contracts	(619)	876	69	325

Other reinsurance finance income / (expenses)	41	19	-	61

Effect of changes in risk of non-performance of reinsurers	(5)	-	-	(5)

Total changes in the statements of P&L and OCI	(583)	895	69	380

Cash flows	(1,460)	(140)	(268)	(1,869)

Other movements	371	(409)	234	196

Net exchange differences	908	103	-	1,011

Net closing balance, on 31 December 31, 2024	13,954	1,745	13	15,712

Closing assets	15,965	475	(426)	16,015

Closing liabilities	2,011	(1,270)	(439)	303

	Asset for remaining coverage

Reinsurance contracts held - by type, no PAA	Excluding loss recovery component	Loss recovery component	Asset for incurred claims	Total

Opening assets	14,801	1,607	526	16,934

Opening liabilities	217	57	(5)	270

Net opening balance, on January 1, 2023	14,584	1,549	530	16,664

Changes in the statements of P&L and OCI

Net expenses from reinsurance contracts	453	(235)	(38)	181

Other reinsurance finance income / (expenses)	1,026	34	-	1,060

Effect of changes in risk of non-performance of reinsurers	(12)	-	-	(12)

Total changes in the statements of P&L and OCI	1,467	(200)	(37)	1,229

Cash flows	(397)	(158)	(425)	(979)

Other movements	(424)	139	(86)	(371)

Net exchange differences	(511)	(34)	(4)	(550)

Net closing balance, on 31 December 31, 2023	14,719	1,296	(22)	15,993

Closing assets	16,457	349	(205)	16,601

Closing liabilities	1,738	(947)	(183)	608

	Remaining coverage

Investment contracts with DPF - by type	Excluding loss component	Loss component	Incurred claims	Total

Opening assets	-	-	-	-

Opening liabilities	21,594	-	-	21,594

Net balance, on January 1, 2024	21,594	-	-	21,594

Insurance revenue	(80)	-	-	(80)

Incurred claims and other insurance service expenses	-	-	43	43

Insurance service expenses	-	-	43	43

Investment components	(2,934)	-	2,934	-

Insurance service result	(3,014)	-	2,977	(37)

Insurance finance (income) / expenses (P&L and OCI)	2,270	-	-	2,270

Cash flows	452	-	(2,977)	(2,525)

Net exchange differences	1,030	-	-	1,030

Net closing balance, on December 31, 2024	22,332	-	-	22,332

Closing assets	-	-	-	-

Closing liabilities	22,332	-	-	22,332

Annual Report on Form 20-F 2024 | 231

About Aegon Governance and risk management Financial information Sustainability information

	Remaining coverage

Investment contracts with DPF - by type	Excluding loss component	Loss component	Incurred claims	Total

Opening assets	-	-	-	-

Opening liabilities	21,055	-	-	21,055

Net balance, on January 1, 2023	21,055	-	-	21,055

Insurance revenue	(64)	-	-	(64)

Incurred claims and other insurance service expenses	-	-	36	36

Insurance service expenses	-	-	36	36

Investment components	(2,417)	-	2,418	-

Insurance service result	(2,481)	-	2,453	(28)

Insurance finance (income) / expenses (P&L and OCI)	1,921	-	-	1,921

Cash flows	423	-	(2,453)	(2,030)

Other movements	172	-	-	172

Net exchange differences	503	-	-	503

Net closing balance, on December 31, 2023	21,594	-	-	21,594

Closing assets	-	-	-	-
Closing liabilities	21,594	-	-	21,594

232 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 29

29.2.2 Movement schedules by measurement component

Insurance contracts not measured under PAA - by component	Best estimate liability	Risk adjustment	Contractual service margin	Total

Opening assets	475	(286)	(4)	185

Opening liabilities	166,036	3,251	8,120	177,407

Net opening balance, on January 1, 2024	165,562	3,537	8,124	177,222

Changes in estimates that adjust contractual service margin	(317)	(131)	448	-

Changes in estimates that result in (a reversal of) onerous contracts	1,063	1	-	1,064

New contracts issued – non-onerous	(648)	102	546	-

New contracts issued – onerous	36	18	-	54

Changes that relate to future service	134	(10)	994	1,118

Earnings released from contractual service margin	-	-	(958)	(958)

Release of risk adjustment	-	(305)	-	(305)

Experience adjustments on current service	101	-	-	101

Revenue recognized for incurred policyholder tax expenses	2	-	-	2

Changes that relate to current service	103	(305)	(958)	(1,160)

Experience adjustments on claims incurred	15	(1)	-	14
Changes that relate to past service	15	(1)	-	14

Insurance service result	252	(315)	36	(27)

General model

Interest accreted to insurance contracts	2,693	178	225	3,096

Changes in interest rates and other financial assumptions	(1,910)	(11)	-	(1,921)

Revaluation of changes in non-financial assumptions and experience adjustments to current interest rates	121	-	-	121

Variable fee approach

Change in fair value of the underlying assets of products with direct participating features	12,719	-	-	12,719

Change in fulfilment value of products with direct participating features not recognized in CSM due to risk mitigation option	(2,029)	-	-	(2,029)

Insurance finance (income) / expenses	11,594	167	225	11,986

Premiums received	15,377	-	-	15,377

Claims, benefits and expenses paid	(26,274)	-	-	(26,274)

Acquisition costs paid	(963)	-	-	(963)

Other	(32)	-	-	(32)

Cash flows	(11,892)	-	-	(11,892)

Contracts disposed during the period	(128)	-	43	(85)

Transfers to disposal groups	(14)	6	6	(3)

Other	(4)	-	-	(4)

Other movements	(147)	6	48	(92)

Net exchange differences	10,242	224	529	10,996

Net closing balance, on December 31, 2024	175,611	3,618	8,964	188,193

Closing assets	452	(323)	(5)	125

Closing liabilities	176,063	3,295	8,959	188,318

Annual Report on Form 20-F 2024 | 233

About Aegon Governance and risk management Financial information Sustainability information

Insurance contracts not measured under PAA - by component	Best estimate liability	Risk adjustment	Contractual service margin	Total

Opening assets	100	-	(64)	36

Opening liabilities	163,381	3,436	8,865	175,681

Net opening balance, on January 1, 2023	163,280	3,435	8,929	175,645

Changes in estimates that adjust contractual service margin	(204)	380	(176)	-

Changes in estimates that result in (a reversal of) onerous contracts	974	51	-	1,025

New contracts issued – non-onerous	(563)	90	473	-

New contracts issued – onerous	38	22	-	60

Changes that relate to future service	245	542	297	1,084

Earnings released from contractual service margin	-	-	(952)	(952)

Release of risk adjustment	-	(345)	-	(345)

Experience adjustments on current service	75	-	-	75

Revenue recognized for incurred policyholder tax expenses	(15)	-	-	(15)

Changes that relate to current service	60	(345)	(952)	(1,238)

Experience adjustments on claims incurred	17	-	-	17

Changes that relate to past service	17	-	-	17

Insurance service result	322	197	(656)	(137)

General model

Interest accreted to insurance contracts	2,680	195	223	3,098

Changes in interest rates and other financial assumptions	1,573	14	-	1,587

Revaluation of changes in non-financial assumptions and experience adjustments to current interest rates	425	(4)	-	421

Variable fee approach

Change in fair value of the underlying assets of products with direct participating features	13,730	-	-	13,730

Change in fulfilment value of products with direct participating features not recognized in CSM due to risk mitigation option	(1,493)	-	-	(1,493)

Insurance finance (income) / expenses	16,915	205	223	17,343

Premiums received	14,203	-	-	14,203

Claims, benefits and expenses paid	(23,862)	-	-	(23,862)

Acquisition costs paid	(936)	-	-	(936)

Other	(30)	-	-	(30)

Cash flows	(10,624)	-	-	(10,624)

Contracts disposed during the period	(283)	(5)	(59)	(347)

Transfers to disposal groups	(59)	(197)	(89)	(345)

Other	41	-	(21)	20

Transfer (to)/from other headings	(511)	(1)	(1)	(512)

Other movements	(811)	(203)	(169)	(1,184)

Net exchange differences	(3,520)	(98)	(203)	(3,821)

Net closing balance, on December 31, 2023	165,562	3,537	8,124	177,222

Closing assets	475	(286)	(4)	185

Closing liabilities	166,036	3,251	8,120	177,407

234 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 29

Reinsurance contracts held - Movement schedule by component, no PAA	Best estimate liability	Risk adjustment	Contractual service margin	Total

Opening assets	16,184	423	(7)	16,601

Opening liabilities	1,024	(332)	(85)	608

Net opening balance, on January 1, 2024	15,160	755	78	15,993

Changes in estimates that adjust the contractual service margin	(152)	(11)	163	-

Changes in estimates that relate to losses and reversals of losses on underlying onerous contracts	462	38	(46)	454

New reinsurance contracts issued / acquired recognized in the year	(11)	4	8	1

Changes that relate to future service	299	31	125	455

CSM recognized for service received	-	-	(14)	(14)

Release of risk adjustment	-	(83)	-	(83)

Experience adjustment on current service	(36)	-	-	(36)

Changes that relate to current service	(36)	(83)	(14)	(133)

Experience adjustment on claims component	3	-	-	3

Changes that relate to past service	3	-	-	3

Net income/expenses of reinsurance held	266	(52)	111	325

Reinsurance finance income / (expenses)	31	36	(12)	55

Premiums paid, net of received fixed commission	1,341	-	-	1,341

Amounts received	(3,209)	-	-	(3,209)

Other	(1)	-	-	(1)

Cash flows	(1,869)	-	-	(1,869)

Reinsurance contracts disposed in the year	(64)	-	34	(30)

Other movements	207	5	14	226

Other movements	143	5	48	196

Net exchange difference	949	50	12	1,011

Net closing balance, on December 31, 2024	14,681	794	237	15,712

Closing assets	15,374	433	208	16,015

Closing liabilities	693	(361)	(29)	303

Annual Report on Form 20-F 2024 | 235

About Aegon Governance and risk management Financial information Sustainability information

Reinsurance contracts held - Movement schedule by component, no PAA	Best estimate liability	Risk adjustment	Contractual service margin	Total

Opening assets	16,233	1,010	(309)	16,934

Opening liabilities	371	101	(202)	270

Net opening balance, on January 1, 2023	15,862	909	(107)	16,664

Changes in estimates that adjust the contractual service margin	(3)	6	(4)	-

Changes in estimates that relate to losses and reversals of losses on underlying onerous contracts	477	67	6	550

New reinsurance contracts issued / acquired recognized in the year	(330)	42	271	(17)

Initial recognition of onerous underlying contracts	-	-	12	12

Changes that relate to future service	144	114	286	544

CSM recognized for service received	-	-	(26)	(26)

Release of risk adjustment	-	(118)	-	(118)

Experience adjustment on current service	(217)	-	-	(217)

Changes that relate to current service	(217)	(118)	(26)	(361)

Experience adjustment on claims component	(2)	-	-	(2)

Changes that relate to past service	(2)	-	-	(2)

Net income/expenses of reinsurance held	(76)	(3)	260	181

Reinsurance finance income / (expenses)	1,013	48	(13)	1,048

Premiums paid, net of received fixed commission	2,642	-	-	2,642

Amounts received	(3,622)	-	-	(3,622)

Cash flows	(979)	-	-	(979)

Other movements	(132)	(176)	(63)	(371)

Other movements	(132)	(176)	(63)	(371)

Net exchange difference	(528)	(23)	2	(550)

Net closing balance, on December 31, 2023	15,160	755	78	15,993

Closing assets	16,184	423	(7)	16,601

Closing liabilities	1,024	(332)	(85)	608

236 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 29

Investment contracts with DPF - by component	Best estimate liability	Risk adjustment	Contractual service margin	Total

Opening assets	-	-	-	-

Opening liabilities	21,285	128	180	21,594

Net balance, on January 1, 2024	21,285	128	180	21,594

Changes in estimates that adjust contractual service margin	(70)	(7)	76	-

Changes that relate to future service	(70)	(7)	76	-

Earnings released from contractual service margin	-	-	(33)	(33)

Release of risk adjustment	-	(14)	-	(14)

Experience adjustments on current service	11	-	-	11

Changes that relate to current service	11	(14)	(33)	(37)

Changes that relate to past service	-	-	-	-

Insurance service result	(59)	(21)	43	(37)

Variable fee approach

Change in fair value of the underlying assets of products with direct participating features	2,270	-	-	2,270

Insurance finance (income) / expenses	2,270	-	-	2,270

Premiums received	470	-	-	470

Claims, benefits and expenses paid	(2,995)	-	-	(2,995)

Cash flows	(2,525)	-	-	(2,525)

Other	-	-	-	-

Other movements	-	-	-	-

Net exchange differences	1,015	6	10	1,030

Net closing balance, on December 31, 2024	21,987	112	233	22,332

Closing assets	-	-	-	-

Closing liabilities	21,987	112	233	22,332

Investment contracts with DPF - by component	Best estimate liability	Risk adjustment	Contractual service margin	Total

Opening assets	-	-	-	-

Opening liabilities	20,874	109	72	21,055

Net balance, on January 1, 2023	20,874	109	72	21,055

Changes in estimates that adjust contractual service margin	(152)	31	121	-

Changes that relate to future service	(152)	31	121	-

Earnings released from contractual service margin	-	-	(17)	(17)

Release of risk adjustment	-	(15)	-	(15)

Experience adjustments on current service	4	-	-	4

Changes that relate to current service	4	(15)	(17)	(28)

Changes that relate to past service	-	-	-	-

Insurance service result	(148)	16	104	(28)

Variable fee approach

Change in fair value of the underlying assets of products with direct participating features	1,921	-	-	1,921

Insurance finance (income) / expenses	1,921	-	-	1,921

Premiums received	475	-	-	475

Claims, benefits and expenses paid	(2,506)	-	-	(2,506)

Cash flows	(2,030)	-	-	(2,030)

Other	170	-	1	172

Other movements	170	-	1	172

Net exchange differences	498	3	2	503

Net closing balance, on December 31, 2023	21,285	128	180	21,594

Closing assets	-	-	-	-

Closing liabilities	21,285	128	180	21,594

Annual Report on Form 20-F 2024 | 237

About Aegon Governance and risk management Financial information Sustainability information

29.2.3 New contracts recognized
New insurance contracts recognized, no PAA

	2024

New contracts recognized	Issued non-onerous contracts	Issued onerous contracts	Total

Present value of cash inflows	(5,363)	(861)	(6,225)

Present value of cash outflows, excl. acquisition costs	4,715	897	5,612

Risk adjustment for non-financial risk	102	18	120

Contractual service margin	546	-	546

(Gain) / loss recognized on initial recognition	-	54	54

	2023

New contracts recognized	Issued non-onerous contracts	Issued onerous contracts	Total

Present value of cash inflows	(5,155)	(545)	(5,701)

Present value of cash outflows, excl. acquisition costs	4,593	583	5,176

Risk adjustment for non-financial risk	90	22	112

Contractual service margin	473	-	473

(Gain) / loss recognized on initial recognition	-	60	60
New reinsurance contracts recognized, no PAA

2024	Reinsurance contracts

Present value of cash inflows	54

Present value of cash outflows	(65)

Risk adjustment for non-financial risk	4

Contractual service margin	8

Income recognized on initial recognition	1

2023

Present value of cash inflows	201

Present value of cash outflows	(531)

Risk adjustment for non-financial risk	42

Contractual service margin	271

Income recognized on initial recognition	(17)
29.2.4 Maturity analysis contractual service margin

	2024	2023

Maturity analysis CSM insurance contracts, no PAA	Discounted CSM	Discounted CSM

<1 year	922	839

1-2 years	832	756

2-3 years	752	684

3-4 years	679	618

4-5 years	614	559

5-10 years	2,261	2,071

10-20 years	2,009	1,850

> 20 years	896	748

On December 31	8,964	8,124

	2024	2023

Maturity analysis CSM reinsurance contracts held, no PAA	Discounted CSM	Discounted CSM

< 1yr	-	8

1 < 2 yrs	1	7

2 < 3 yrs	4	6

3 < 4 yrs	6	6

4 < 5 yrs	7	5

5 < 10 yrs	49	18

10 - 20 yrs	106	17

> 20 yrs	63	12

On December 31	237	78

238 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 29

29.2.5 Movement schedules contractual service margin by transition method
Contractual service margin recognized on contracts
in-force
on the transition date to IFRS 17

	Insurance contracts						Investment contracts with DPF				Reinsurance contracts held

	MRA	1	FVA	2	Other	Total CSM	MRA	FVA	Other	Total CSM	MRA	FVA	Other	Total CSM

On January 1, 2024	1,557		4,000		2,568	8,124	-	180	-	180	-	(149)	227	78

Changes in estimates that adjust CSM	(26)		523		(48)	448	-	76	-	76	-	192	(30)	163

Changes in estimates that relate to losses and reversals of losses on underlying onerous contracts	-		-		-	-	-	-	-	-	-	(46)	(1)	(46)

New contracts issued: non-onerous	-		-		546	546	-	-	-	-	-	-	9	9

Earnings released from contractual service margin	(174)		(492)		(292)	(958)	-	(33)	-	(33)	-	18	(32)	(14)

Insurance finance income / (expense)	5		146		74	225	-	-	-	-	-	(25)	13	(12)

Cash flow - contracts disposed	-		43		-	43	-	-	-	-	-	34	-	34

Net exchange differences	95		270		164	529	-	10	-	10	-	(2)	14	12

Other	-		5		-	6	-	-	-	-	-	5	9	14

On December 31, 2024	1,457		4,494		3,013	8,964	-	233	-	233	-	28	208	237

1	MRA: Modified Retrospective Approach
2	FVA: Fair Value Approach

	Insurance contracts						Investment contracts with DPF				Reinsurance contracts held

	MRA	1	FVA	2	Other	Total CSM	MRA	FVA	Other	Total CSM	MRA	FVA	Other	Total CSM

On January 1, 2023	1,836		4,673		2,420	8,929	-	72	-	72	1	(129)	21	(107)

Changes in estimates that adjust CSM	(40)		(105)		(32)	(176)	-	121	-	121	-	11	(14)	(4)

Changes in estimates that relate to losses and reversals of losses on underlying onerous contracts	-		-		-	-	-	-	-	-	-	4	2	6

New contracts issued: non-onerous	-		-		473	473	-	-	-	-	-	-	283	283

Earnings released from contractual service margin	(191)		(498)		(264)	(952)	-	(17)	-	(17)	-	9	(34)	(26)

Insurance finance income / (expense)	8		159		57	223	-	-	-	-	-	(21)	8	(13)

Cash flow - contracts disposed	-		(59)		-	(59)	-	-	-	-	-	-	-	-

Net exchange differences	(57)		(128)		(17)	(203)	-	2	-	2	-	6	(5)	2

Other	1		(42)		(68)	(110)	-	1	-	1	-	(30)	(33)	(63)

On December 31, 2023	1,557		4,000		2,568	8,124	-	180	-	180	-	(149)	227	78

1	MRA: Modified Retrospective Approach
2	FVA: Fair Value Approach
Other in the 2023 table above relates to derecognition of liabilities following the completion of the transaction with a.s.r.
Transition
Changes in accounting policies resulting from the adoption of IFRS 17 in 2023 were applied retrospectively, to the extent practicable. Aegon considered the full retrospective approach to be impracticable when its application required hindsight, for example in setting historical assumptions, or if the required historical input data could not be made available within reasonable efforts. The latter was, for example, concluded when information was no longer available electronically and incorporating it into the IFRS 17 reporting process was expected to cause high costs and efforts.
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

Annual Report on Form 20-F 2024 | 239

About Aegon Governance and risk management Financial information Sustainability information

Fair value approach
Under the fair value approach, the carrying amount of a group of insurance contracts at transition is determined in accordance with IFRS 13 Fair Value Measurement but with the exclusion of the guidance on demand features. The difference between the fair value and the fulfillment cash flows at the transaction date is recognized as the contractual service margin.
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
For contracts that transitioned to IFRS 17 under the fair value approach, the following assessments were generally performed at the original contract inception date, with a limited number of products being assessed at the transition date:
•	Assessment whether an insurance contract met the definition of an insurance contract with direct participating features;
•	Assessment whether an investment contract met the definition of an investment contract with discretionary participating features; and
•	Identification of discretionary cash flows for insurance contracts without direct participating features.
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
Modified retrospective approach
The objective of a modified retrospective approach is to reach the closest outcome to the full retrospective approach using reasonable and supportable information that can be obtained without undue cost or effort. Aegon applied the modified retrospective approach to groups of contracts for which the fair value approach was not the preferred transition approach, by working back from the transition date to the date of initial recognition to gather the necessary information. Only where the information could not be made available without undue effort were modifications applied as allowed under IFRS 17.
For all contracts that transitioned to IFRS 17 under the modified retrospective approach, sufficient information was available to perform the contract classifications at the original contract inception date.
The grouping of contracts was performed on the original contract inception date, or if there was a lack of reasonable and supportable information, on the transition date. Contracts were grouped into cohorts not exceeding 12 months.
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

240 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 29

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
The total contractual service margin for all services to be provided was estimated by taking the fair value of the underlying items at the transition date minus the fulfillment cash flows at that date and adjusting it for:
•	Amounts charged to policyholders prior to the transition date;
•	Excess claims and expenses paid in this period, including acquisition costs; and
•	The estimated change in the risk adjustment for non-financial risk caused by the release of risk before the transition date.
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

Annual Report on Form 20-F 2024 | 241

About Aegon Governance and risk management Financial information Sustainability information

Part of the assets backing these groups of insurance contracts are measured at fair value through other comprehensive income. The movement in the period in the cumulative amount recognized in OCI for these assets is reflected in the table below:

Assets backing up

Insurance contracts

On January 1, 2024	(1,147)

Gross revaluation	(1,125)

Net gains/(losses) transferred to income statement	(62)

Foreign currency translation differences	(115)

Tax effect	233

Other	86

On December 31, 2024	(2,131)

Assets backing up

Insurance contracts

On January 1, 2023	(2,375)

Gross revaluation	1,137

Net gains/(losses) transferred to income statement	309

Foreign currency translation differences	55

Tax effect	(322)

Other	47

On December 31, 2023	(1,147)
Of the Gross revaluation, EUR 1,073 million was unrealized loss through equity (2023: gain of EUR 1,211 million). The Net gains/(losses) transferred to the income statement include EUR 56 million due to transfer disposal (2023: EUR 437 million).
29.3 Critical judgments and estimates
29.3.1 Fulfilment cash flows
The fulfillment cash flows comprise:
•	Estimates of future cash flows;
•	An adjustment to reflect time value of money and the financial risks related to future cash flows, to the extent that the financial risks are not included in the estimates of future cash flows and
•	A risk adjustment for non-financial risk.
Each measurement element requires the use of significant judgment and estimates.
29.3.1.1 Valuation methods
Aegon’s objective in estimating future cash flows is to determine a range of scenarios that reflects the likely possible outcomes. Each scenario specifies the amount and timing of the cash flows for a particular outcome, and the estimated probability of that outcome. The cash flows from each scenario are discounted and weighted by the estimated probability of that outcome to derive an expected present value.
When determining the expected value of the full range of possible outcomes, the objective is to incorporate all reasonable and supportable information available without undue cost or effort in an unbiased way, rather than to identify every possible scenario. In some cases, relatively simple modeling provides an answer within an acceptable range of precision. In other cases, more complex valuation methods are required to satisfy the measurement objective. For example, if cash flows reflect a series of interrelated (implicit or explicit) options and respond in a non-linear
fashion to changes in economic conditions, then Aegon often uses stochastic modeling techniques to estimate the expected present value. Stochastic modeling involves projecting future cash flows under a large number of possible economic scenarios for market variables such as interest rates and equity returns. Other methods that are used to measure non-linear
cash flows include closed-form solutions and replicating portfolio techniques.
29.3.1.2 Actuarial assumptions
When estimating future cash flows, Aegon sets actuarial assumptions for underwriting risk including policy claims (such as mortality, longevity, or morbidity), policyholder behavior (such as lapses, surrender of policies or partial withdrawals), and property & casualty loss ratios and expenses. Actuarial assumptions are reviewed annually, with the exception of expense assumptions, which might be updated more frequently as a result of the quarterly monitoring of actual expenses.

242 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 29

Underwriting assumptions
Mortality tables are generally developed and applied based on a blend of company experience and industry wide studies, taking into consideration product characteristics, own risk selection criteria, target market and past experience. Mortality experience is monitored through regular studies, the results of which are fed into the pricing cycle for new products and reflected in the liability calculation for in-force
groups of contracts where appropriate. For contracts insuring survivorship or mortality, allowance is made for further longevity or mortality improvements. Morbidity assumptions are based on own claims severity and frequency experience, adjusted where appropriate for industry information. Industry surveys are used for judgment-based assumptions, such as morbidity improvement and cost of long-term care (LTC) inflation.
Surrender and lapse rates depend on product features, policy duration, and external circumstances such as the interest rate environment and competitor behavior. For policies where policyholders are expected to have a financial incentive to choose a favorable lapse timing based on the market conditions, a dynamic lapse assumption is utilized to reflect expected policyholder behavior when applying multiple scenarios in measurement. Own experience, as well as industry-published data, is used to establish assumptions. Lapse experience is correlated to mortality and morbidity levels, as higher or lower levels of surrenders may indicate future claims will be higher or lower than anticipated. Such correlations are accounted for in the mortality and morbidity assumptions based on the emerging analysis of experience.
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
Given that Aegon applies the premium allocation approach to most of its non-life
insurance business, actuarial assumptions related to (ultimate) loss ratio assumptions only impact the fulfillment cash flows for onerous groups of contracts with remaining coverage and for contracts with incurred claims. Aegon uses a range of loss reserving techniques to estimate (ultimate) claims ratios, using historical claims development data as well as market observable inputs. Large-ticket reported claims are assessed on an individual basis.
Expense assumptions
Expenses that are attributable to the fulfillment cash flows include acquisition expenses, maintenance expenses, and claims settlement costs, as well as overhead costs that Aegon considers to be unavoidable when fulfilling the in-force
contracts. Investment expenses are included in the fulfillment cash flows for contracts that provide investment-related or investment-return services, as well as for contracts where Aegon performs investment activities that enhance the policyholders’ benefits from insurance coverage. Aegon’s expense assumptions are based on the current level of expenses, adjusted for future expense inflation and the impact of known one-off
projects (such as planned cost-saving initiatives or projects to implement additional regulatory reporting requirements). In not-at-scale
units, further adjustment is made to reflect a long-term scale of business.
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
The discount rates applied to the estimates of the future cash flows:
•	Reflect the time value of money, the characteristics of the cash flows and the liquidity characteristics of the insurance contracts;
•	Are consistent with observable current market prices (if any) for financial instruments with cash flows whose characteristics are consistent with those of the insurance contracts, in terms of, for example, timing, currency, and liquidity; and
•	Exclude the effect of factors that influence observable market prices but do not affect the future cash flows of the insurance contracts.

Annual Report on Form 20-F 2024 | 243

About Aegon Governance and risk management Financial information Sustainability information

No implicit adjustments for
non-financial
risks are included in the discount rates, as the risk adjustment for non-financial
risks is explicitly included in the fulfillment cash flows.
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
A full risk-free yield curve is derived by first interpolating between tenors for which market data is available, and then extrapolating the yield curve beyond market observable maturities. Discount rates converge linearly in 10 years to an ultimate forward rate. A uniform last liquid point for EUR and USD is set at 30 years, GBP is set at 50 years. The ultimate forward rates reflect a long-term view on nominal interest rates and is set by management per currency, considering expected real interest rates and long-term inflation together with the current market environment. The ultimate forward rates have been reviewed as part of the annual Group economic assumptions update and revised to 3.40% effective December 31, 2024 (December 31, 2023: common level of 3.45%).
Aegon reviews the risk-free last liquid point and ultimate forward rates quarterly which, although expected to be infrequent, may lead to assumption updates if there are significant changes in market conditions.

Yield curves (zero coupon rates excluding ILP) December 31, 2024	1 year	5 years	10 years	15 years	20 years	30 years

EUR	2.24%	2.15%	2.27%	2.33%	2.26%	2.00%

GBP	4.46%	4.04%	4.07%	4.23%	4.30%	4.23%

USD	4.24%	4.46%	4.67%	4.89%	5.05%	4.82%

Yield curves (zero coupon rates excluding ILP) December 31, 2023	1 year	5 years	10 years	15 years	20 years	30 years

EUR	3.36%	2.33%	2.39%	2.47%	2.40%	2.18%

GBP	4.74%	3.35%	3.28%	3.40%	3.43%	3.35%

USD	4.83%	3.89%	3.90%	4.00%	4.39%	4.00%
Illiquidity premium (ILP)
Aegon sets ILPs at the level of the reporting unit or major business unit, reflecting how it manages the investments and ALM risk for the given block of liabilities. For example, in the United States, Aegon has set ILPs by lines of business which has resulted in 11 ILP curves. For each unit, an ILP curve is constructed that is based on the market-observables returns on a reference portfolio of assets. The reference portfolio is based on the unit’s actual holdings or investment policy target mix of fixed-interest securities except for single premium products with the need to link returns to the actual asset mix, or products with needs of frequent hedging to cover guarantees where Aegon may choose to allow for short-term deviations from the target to be included. The reference portfolio excludes alternative investments (such as equities and real estate investments).
To derive the ILP curve for respective lines of business, market observable spreads are sourced and adjusted for expected and unexpected default losses. The ILP is based on the weighted average of these adjusted spreads using the line of business reference portfolio.

244 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 29

The full ILP curve is derived by interpolating between the observable tenors and then extrapolating the yield linearly beyond the ILP last liquid point to the ultimate forward ILP. The last liquid point can be set separately for each duration bucket or, as a practical simplification, as a single point in time for the entire reference portfolio. The ultimate forward spread is set based on the historical 50th percentile spread adjusted for expected and unexpected default losses.
Aegon uses the expected default loss from historical default data plus an adjustment for default risk premium. The adjustment for the default risk premium or the unexpected default loss is calculated by applying 30% on top of the expected default, which is based on the management’s judgment.
Aegon updates the reference portfolio quarterly, and the ILP last liquid point and ILP ultimate forward rate are revised accordingly. The most significant products of Aegon Ltd. are presented below. These ILP curves are added to the risk-free yields of the currency in which the cash flows of the products are denominated.

ILP per portfolio, December 31, 2024	Country	1 year	5 years	10 years	15 years	20 years	30 years

Fixed Deferred Annuity	US	0.80%	0.88%	1.00%	1.14%	1.14%	1.15%

Indexed Universal Life	US	0.90%	1.02%	1.09%	1.22%	1.21%	1.22%

Long-Term Care	US	0.72%	0.73%	0.77%	1.06%	1.14%	1.28%

Traditional Life	US	0.75%	0.77%	0.80%	1.09%	1.15%	1.26%

Universal Life	US	0.76%	0.79%	0.81%	1.05%	1.11%	1.24%

Variable Annuities	US	0.55%	0.63%	0.64%	0.65%	0.64%	0.66%

Annuities	UK	0.98%	0.98%	0.98%	0.98%	0.98%	0.96%

Individual Protection	UK	0.47%	0.47%	0.47%	0.47%	0.47%	0.45%

ILP per portfolio, December 31, 2023	Country	1 year	5 years	10 years	15 years	20 years	30 years

Fixed Deferred Annuity	US	1.15%	1.21%	1.12%	1.11%	1.11%	1.11%

Indexed Universal Life	US	1.20%	1.24%	1.20%	1.18%	1.18%	1.21%

Long-Term Care	US	0.97%	0.98%	0.98%	1.15%	1.20%	1.30%

Traditional Life	US	0.99%	1.01%	1.02%	1.15%	1.19%	1.28%

Universal Life	US	1.01%	1.03%	1.02%	1.13%	1.17%	1.26%

Variable Annuities	US	0.69%	0.69%	0.68%	0.67%	0.64%	0.67%

Annuities	UK	0.89%	0.89%	0.89%	0.89%	0.89%	0.76%

Individual Protection	UK	0.49%	0.49%	0.49%	0.49%	0.49%	0.40%
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
Other significant financial assumptions
Interest rate volatilities are modeled based on swaption prices, in line with current market pricing.
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
Non-financial
risks that do not arise from the insurance contracts, such as general operational risk, are not reflected in the risk adjustment. The risk adjustment reflects both the risk that actual experience differs from the best estimate assumption used to project future cash flows due to mis-estimation
(parameter risk), as well as the risk of random fluctuations around the true estimates (contagion risk).
Diversification benefits are recognized at the Group level. To align with market practice, Aegon only reflects the degree of diversification between non-financial
risks, and contrary to its pricing methodology, ignores diversification benefits between financial and non-financial
risks. Diversification effects include the impact of reinsurance ceded, as well as insurance contracts classified as held for sale.

Annual Report on Form 20-F 2024 | 245

About Aegon Governance and risk management Financial information Sustainability information

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
Changes in methods and inputs used to measure fulfillment cash flows
Actuarial assumptions are reviewed periodically in the second quarter for the United States and in the fourth quarter for Europe and Asia, based on historical experience, observable market data, including market transactions such as acquisitions and reinsurance transactions, anticipated trends, and legislative changes. Similarly, the models and systems used for determining our liabilities and reinsurance assets are reviewed periodically, and if deemed necessary, updated based on emerging best practice and available technology.
During 2024, Aegon implemented actuarial assumption and model updates which are mainly related to Aegon’s business in the Americas.
Assumption updates
(non-financial
assumptions) are absorbed in the CSM where there are sufficient balances. The change in CSM will impact the amount amortized in the current period and all prospective periods. The total pre-tax
impact of
non-financial
assumption changes at the end of 2024 is a EUR 489 million increase in liabilities. Most of the impact was related to updated mortality assumptions for Protection Solutions and Financial Assets lines of business, where the book has been experiencing volatile and unfavorable claims experience. As a result, the universal life and individual life products are now mainly onerous, however there is a limited impact on total liabilities as it is offset by the movements in CSM.
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
•	The relative weighting of coverage units when multiple services are provided;
•	The non-distinct investment component, which is excluded from insurance revenue; and
•	The adjustment for nonperformance risk that is applied to reinsurance contracts held.
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
Aegon determines the investment component when a claim is incurred as an amount is released from the liability for remaining coverage. When doing so it considers which payments would have been possible immediately prior to the claims date. For example, a payment might have needed to be made to the policyholder in light of policy surrender, the uptake of a policy loan or the partial withdrawal, or the transfer of an insurance policy to another insurer. The investment component is defined net of any penalty or similar charges.

246 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 29

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
29.4 Underwriting risk
Aegon’s earnings depend significantly upon the extent to which actual claims experience differs from the assumptions used in setting the prices for products and establishing the technical liabilities and liabilities for claims. To the extent that actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, income would be reduced. Furthermore, if these higher claims were part of a permanent trend, Aegon may be required to change best estimate assumptions for future claims which could increase the required reserves for these future claims, which could reduce income. In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force have been recorded as assets on the statement of financial position and are being amortized into the income statement over time. If the assumptions relating to the future profitability of these policies (such as future claims, investment income and expenses) are not realized, the amortization of these costs could be accelerated and may even require write-offs should there be an expectation of unrecoverability. This could have a materially adverse effect on Aegon’s business, results of operations and financial condition.
Sources of underwriting risk include policyholder behavior (such as lapses, surrender of policies or partial withdrawals), policy claims (such as mortality, longevity or morbidity) and expenses. For some product lines, Aegon is at risk if policy lapses increase as sometimes Aegon is unable to fully recover upfront expenses in selling a product despite the presence of commission recoveries or surrender charges and fees. There are also products where Aegon is at risk if lapses decrease; for example where this would result in a higher utilization rate of product guarantees. For mortality and morbidity risk, Aegon sells certain types of policies that are at risk if mortality or morbidity increases, such as term life insurance and accident insurance, Aegon also sells certain types of policies that are at risk if mortality decreases (longevity risk) such as annuity products. Aegon is also at risk if expenses are higher than the expenses assumed beforehand by management and that were priced into the products.
Aegon monitors and manages its underwriting risk by underwriting risk type. Attribution analysis is performed on earnings and reserve movements in order to understand the source of any material variation in actual results from what was expected. Aegon’s units also perform experience studies for underwriting risk assumptions, comparing Aegon’s experience to industry experience as well as combining Aegon’s experience and industry experience based on the depth of the history of each source to Aegon’s underwriting assumptions. Where policy charges are flexible in products, Aegon uses these analyses as the basis for modifying these charges, with a view to maintaining a balance between policyholder and shareholder interests. Aegon also has the ability to reduce expense levels over time, thus mitigating unfavorable expense variation.
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
The key areas where reinsurance is used is to reduce our exposure to mortality and morbidity risk primarily through a combination of quota-share and excess of loss reinsurance. Also, excess of loss reinsurance is used to limit the Group’s exposure to large losses on non-life
business.
In order to minimize its reinsurer default exposure, Aegon regularly monitors the creditworthiness of its reinsurers, and where appropriate, arranges additional protection through letters of credit, trust agreements and over-collateralization. For certain agreements, funds are withheld for investment rather than relying on the reinsurer to meet investment expectations. Default exposure is further reduced by using multiple reinsurers within certain reinsurance agreements.
External reinsurance counterparties are, in general, major global reinsurers. At the same time, local reinsurers are utilized to ensure a balance for local capacity and diversification.

Annual Report on Form 20-F 2024 | 247

About Aegon Governance and risk management Financial information Sustainability information

Concentration of underwriting risk	Americas	United Kingdom	International	Total

Insurance contracts

Direct participating contracts	74,446	43,744	219	118,409

Without direct participation contracts	63,210	595	6,021	69,825

Investment contracts with DPF

Direct participating contracts	-	22,332	-	22,332

On December 31, 2024	137,655	66,671	6,239	210,565

Concentration of underwriting risk	Americas	United Kingdom	International	Total

Insurance contracts

Direct participating contracts	70,436	39,687	193	110,315

Without direct participation contracts	59,873	642	6,432	66,946

Investment contracts with DPF

Direct participating contracts	-	21,594	-	21,594

On December 31, 2023	130,308	61,922	6,625	198,855
Sensitivity analysis of net result, shareholders’ equity and CSM to changes in various underwriting risks
Sensitivity analysis of net result, shareholders’ equity and CSM to various underwriting risks is shown in the following table. Aegon’s best estimate assumptions already include our view of expected future developments and the sensitivities represent an increase or decrease of lapse rates, mortality rates and morbidity rates, compared to Aegon’s best estimate assumptions. These underwriting sensitivities were run using a permanent shock applied to all of Aegon’s products, exposed to an increase or a decrease in the corresponding rates. Due to the nature of IFRS and how changes in assumptions are absorbed by the CSM while a contract is not onerous, but are reflected in the net result if it is onerous, it is possible that the results of opposite sensitivities seem counterintuitive.
In 2024, the increase in the sensitivities on net result (net of reinsurance) and consequently on shareholder’s equity was primarily driven by the impacts of the assumptions updates. These updates led to a rise in onerous cohorts, specifically in the Life portfolio of the Protection Solutions and Financial Assets businesses, affecting the net result (changes in the best estimate liabilities) rather than the CSM. The new onerous cohorts also contributed to the change in direction for the Lapse sensitivities on the contracts without direct participation. Additionally, a model update for the Individual Life contracts to no longer stress the lapses after the end of the term period, reduced the benefit of lower lapses on these blocks. The reduction in CSM sensitivity is also due to the increase in onerous cohorts.

	2024

	On net result		On shareholders’ equity		On CSM

Estimated approximate effect	Gross of reinsurance	Net of reinsurance	Gross of reinsurance	Net of reinsurance	Gross of reinsurance	Net of reinsurance

Without direct participation contracts

20% increase in lapse rates	(3)	32	28	61	18	(9)

20% decrease in lapse rates	(22)	(29)	(54)	(59)	30	26

5% increase in mortality rates	(648)	(236)	(623)	(205)	201	186

5% decrease in mortality rates	551	183	517	146	(115)	(142)

10% increase in morbidity rates	(145)	(141)	(156)	(143)	(860)	(769)

10% decrease in morbidity rates	63	60	76	63	1,018	919

5% increase in expenses	(27)	(27)	(25)	(25)	(126)	(126)

5% decrease in expenses	26	26	24	24	127	127

Direct participating contracts

20% increase in lapse rates	123	110	59	81	(307)	(473)

20% decrease in lapse rates	(179)	(9)	(112)	22	445	459

5% increase in mortality rates	(278)	(213)	(208)	(138)	(592)	(298)

5% decrease in mortality rates	237	233	164	158	652	277

10% increase in morbidity rates	(2)	(2)	(2)	(2)	2	2

10% decrease in morbidity rates	(2)	(2)	(2)	(2)	2	2

5% increase in expenses	(42)	(42)	(22)	(23)	(238)	(236)

5% decrease in expenses	36	36	15	16	246	244

Non-life contracts

10% increase in claims	(6)	(5)	(9)	(6)	-	-

10% decrease in claims	6	5	9	6	-	-

248 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 30

	2023

	On net result		On shareholders’ equity		On CSM

Estimated approximate effect	Gross of reinsurance	Net of reinsurance	Gross of reinsurance	Net of reinsurance	Gross of reinsurance	Net of reinsurance

Without direct participation contracts

20% increase in lapse rates	(95)	(58)	(43)	(7)	(126)	(151)

20% decrease in lapse rates	57	35	41	18	117	169

5% increase in mortality rates	(520)	(87)	(443)	(19)	(86)	11

5% decrease in mortality rates	419	11	338	(62)	177	55

10% increase in morbidity rates	(139)	(138)	(153)	(152)	(759)	(746)

10% decrease in morbidity rates	53	53	75	77	908	894

5% increase in expenses	(14)	(12)	(12)	(10)	(133)	(134)

5% decrease in expenses	36	36	35	35	163	164

Direct participating contracts

20% increase in lapse rates	55	48	56	58	(32)	(336)

20% decrease in lapse rates	(70)	(53)	(65)	(62)	123	428

5% increase in mortality rates	(84)	(78)	(71)	(67)	(699)	(314)

5% decrease in mortality rates	(5)	(16)	(15)	(23)	835	436

10% increase in morbidity rates	-	-	-	-	-	-

10% decrease in morbidity rates	-	-	-	-	-	-

5% increase in expenses	(13)	(13)	(13)	(14)	(205)	(201)

5% decrease in expenses	12	12	13	13	206	203

Non-life contracts

10% increase in claims	(6)	(5)	(8)	(6)	-	-

10% decrease in claims	6	5	9	6	-	-
29.5 Risk mitigation
Aegon has chosen to apply the risk mitigation option and recognize changes in fulfillment value of products with direct participating features, for example Variable Annuity products issued in the Americas or by Aegon UK, in the P&L and OCI, instead of adjusting the CSM. The adjustment to the CSM that would otherwise have been made on December 31, 2024 is EUR 2,020 million (2023: EUR 1,476 million). For more details on the change in the fulfillment cash flows relating to the hedged position see note
20 Derivatives
and for the split between P&L and OCI, see note
9 Insurance net investment result
.
30 Investment contracts without discretionary participating features
30.1 Investment contracts without DPF where Aegon bears the risk

	2024	2023

On January 1	10,222	9,597

Deposits	1,595	1,606

Withdrawals	(1,236)	(1,405)

Interest credited	288	221

Net exchange differences	755	(345)

Transfer to/from other headings	1,038	567

Other	(72)	(18)

On December 31	12,592	10,222

Investment contracts consist of the following:	2024	2023

Institutional guaranteed products	182	169

Fixed annuities	12,378	10,024

Other	32	29

On December 31	12,592	10,222

Annual Report on Form 20-F 2024 | 249

About Aegon Governance and risk management Financial information Sustainability information

30.2 Investment contracts without DPF where the policyholder bears the risk

	2024	2023

On January 1	65,044	55,631

Gross premium and deposits – existing and new business	14,932	12,648

Withdrawals	(11,807)	(9,840)

Interest credited	8,467	7,636

Fund charges released	(367)	(313)

Net exchange differences	3,868	(40)

Transfer to/from other headings	(1,060)	(680)

Other	1	2

On December 31	79,078	65,044
31 Borrowings

	2024	2023

Capital funding	1,533	763

Operational funding	1,480	1,593

On December 31	3,013	2,356

Current	37	32

Non-current	2,976	2,325

On December 31	3,013	2,356

Fair value of borrowings	3,076	2,459
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
The difference between the contractually required payment at the maturity date and the carrying amount of the borrowings amounted to EUR 8 million positive (2023: EUR 6 million positive).
Capital funding
A detailed composition of capital funding is included in the following table:

(sorted at maturity)	Coupon rate	Coupon date	Issue / Maturity	2024	2023

USD 760 million Senior Unsecured Notes	5.500%	Semi-annually, April 16	2024 / 27	731	-

GBP 250 million Medium-Term Notes	6.125%	December 15	1999 / 31	301	287

GBP 400 million Senior Unsecured Notes	6.625%	Semi-annually, December 16	2009 / 39	480	457

Other				20	18

On December 31				1,533	763
In 2024, capital funding increased by EUR 770 million mainly due to the issuance of EUR 700 million (USD 760 million) of senior unsecured notes with a fixed coupon of 5.5% and a tenor of three years. Net proceeds from this issuance were used for general corporate purposes, including the redemption of the EUR 700 million of fixed-to-floating
subordinated notes. The notes were issued by Aegon Funding Company LLC (AFC) and was guaranteed on a senior unsecured basis by Aegon Ltd. The maturity date is on April 16, 2027.
These loans are considered senior debt in calculating financial leverage in note
37 Capital management and solvency
.
Operational funding
In 2024, the operational funding decreased by EUR 113 million mainly due to the paydown of Federal Home Loan Bank (FHLB) borrowings. This borrowing program is part of Aegon’s asset–liability management strategy.

250 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 32

	Coupon rate	Coupon date	Issue / Maturity	2024	2023

FHLB Secured borrowings 1	Fixed	Quarterly	2022 / 26	1,449	1,562

North Westerly VI Note 1	Floating	Quarterly	2020 / 32	15	15

North Westerly VII Note 1	Floating	Quarterly	2021 / 34	16	16

On December 31				1,480	1,593

1	Issued by a subsidiary of Aegon Ltd.
Other

Undrawn committed borrowing facilities:	2024	2023

Floating-rate

- Expiring beyond one year	1,544	2,623

On December 31	1,544	2,623
These facilities were reduced as a result of lower contingent liquidity needs following the combination of Aegon’s Dutch insurance and banking activities with a.s.r.
There were no defaults or breaches of conditions during the period.
32 Provisions

	2024	2023

On January 1	83	100

Additional provisions	45	77

Disposal of a business	(1)	(13)

Unused amounts reversed through the income statement	(2)	(25)

Used during the year	(32)	(54)

Net exchange differences	5	(2)

On December 31	98	83

Current	91	78

Non-current	7	5
The provisions on December 31, 2024 consisted of litigation provisions of EUR 67 million (2023: EUR 65 million) mainly related to a settlement in the United States in a case alleging mischaracterization of agents as independent contractors instead of employees (see note
39 Commitments and contingencies
), restructuring provisions of EUR 7 million (2023: EUR 9 million) and other provisions of EUR 24 million (2023: EUR 9 million).
33 Defined benefit plans

	2024	2023

Retirement benefit plans	269	368

Other post-employment benefit plans	189	178

Total defined benefit plans	457	546

Retirement benefit plans in surplus	110	103

Reimbursement rights	9	20

Total defined benefit assets	119	123

Retirement benefit plans in deficit	388	491

Other post-employment benefit plans in deficit	189	178

Total defined benefit liabilities	576	669

	2024			2023

Movements during the year in defined benefit plans	Retirement benefit plans	Other post- employment benefit plans	Total	Retirement benefit plans	Other post- employment benefit plans	Total

On January 1	368	178	546	225	184	409

Defined benefit expenses	42	15	57	113	19	132

Remeasurements of defined benefit plans	19	(5)	15	167	(7)	160

Contributions paid	(148)	-	(148)	(83)	-	(83)

Benefits paid	(28)	(12)	(40)	(39)	(12)	(51)

Net exchange differences	16	12	27	(15)	(6)	(21)

On December 31	269	189	457	368	178	546

Annual Report on Form 20-F 2024 | 251

About Aegon Governance and risk management Financial information Sustainability information

The amounts recognized in the statement of financial position are determined as follows:

	2024			2023

	Retirement benefit plans	Other post- employment benefit plans	Total	Retirement benefit plans	Other post- employment benefit plans	Total

Present value of wholly or partly funded obligations	3,140	-	3,140	3,165	-	3,165

Fair value of plan assets	(3,123)	-	(3,123)	(3,051)	-	(3,051)

Fair value of reimbursement rights	(9)	-	(9)	(20)	2	(19)

	7	-	7	93	2	95

Present value of wholly unfunded obligations	262	189	450	275	176	451

On December 31	269	189	457	368	178	546
The fair value of Aegon’s own transferable financial instruments included in plan assets and the fair value of other assets used by Aegon included in plan assets was nil in both 2024 and 2023.

	2024			2023

Defined benefit expenses	Retirement benefit plans	Other post- employment benefit plans	Total	Retirement benefit plans	Other post- employment benefit plans	Total

Current year service cost	32	7	39	38	6	44

Net interest on the net defined benefit liability (asset)	9	9	18	10	9	19

Past service cost	-	-	-	66	4	69

Total defined benefit expenses	42	15	57	113	19	132
Defined benefit expenses are included in Post-employment benefit costs in note
13 Other operating expenses
.

Movements during the year of the present value of the defined benefit obligations	2024	2023

On January 1	3,616	3,491

Current year service cost	39	46

Interest expenses	173	172

Remeasurements of the defined benefit obligations:

- Actuarial gains and losses arising from changes in demographic assumptions	6	53

- Actuarial gains and losses arising from changes in financial assumptions	(217)	61

Past service cost	-	109

Benefits paid	(237)	(252)

Net exchange differences	208	(65)

Other	2	-

On December 31	3,590	3,616

Movements during the year in plan assets for retirement benefit plans	2024	2023

On January 1	3,051	3,083

Interest income (based on discount rate)	152	153

Remeasurements of the net defined liability (asset)	(208)	(21)

Contributions by employer	148	83

Benefits paid	(200)	(203)

Net exchange differences	180	(44)

On December 31	3,123	3,051

	2024				2023

Breakdown of plan assets for retirement benefit plans	Quoted	Unquoted	Total	in % of total plan assets	Quoted	Unquoted	Total	in % of total plan assets

Debt instrument	594	275	869	28%	424	177	601	20%

Derivatives	-	(183)	(183)	-6%	-	(143)	(143)	-5%

Investment funds	-	2,027	2,027	65%	-	2,142	2,142	70%

Structured securities	-	-	-	0%	-	200	200	7%

Other	-	410	410	13%	-	252	252	8%

On December 31	594	2,529	3,123	100%	424	2,627	3,051	100%

252 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 33

Movements during the year of the fair value of the reimbursement rights	2024	2023

On January 1	20	-

Current year service cost	-	2

Interest expenses	3	-

Remeasurements of the defined benefit obligations:

- Actuarial gains and losses arising from changes in financial assumptions	(18)	(25)

Past service cost	-	40

Benefits paid	4	2

Other	2	-

On December 31	9	20
Defined benefit plans are mainly operated by Transamerica, Aegon UK and Aegon Employees Netherlands. The following sections contain a general description of the plans in each of these subsidiaries and a summary of the principal actuarial assumptions applied in determining the value of defined benefit plans. Businesses included in all other operating segments mostly operate defined contribution plans. Please refer to note
13 Other operating expenses
for a complete overview of employee expenses including the total defined contribution expenses.
Transamerica
Transamerica has defined benefit plans covering substantially all its employees that are qualified under the Internal Revenue Service Code, including all requirements for minimum funding levels. The defined benefit plans are governed by the Board of Directors of Transamerica Corporation. The Board of Directors has the full power and discretion to administer the plan and to apply all of its provisions, including such responsibilities as, but not limited to, developing the investment policy and managing assets for the plan, maintaining required funding levels for the plan, deciding questions related to eligibility and benefit amounts, resolving disputes that may arise from plan participants and for complying with the plan provisions, and legal requirements related to the plan and its operation. The benefits are based on years of service and the employee’s eligible annual compensation. The plans provide benefits based on a traditional final average formula or a cash balance formula (which defines the accrued benefit in terms of a stated account balance), depending on the age and service of the plan participant. The defined benefit plans have a deficit of EUR 126 million on December 31, 2024 (2023: EUR 216 million deficit).
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
Transamerica maintains minimum required funding levels as set forth by the Internal Revenue Code. If contributions are required, the funding would be provided from the Company’s general account assets. Pension plan contributions were not required for Transamerica in 2024 or 2023. However, Transamerica Corporation made a pension plan contribution of EUR 48 million in March 2024 and an additional EUR 97 million in September, 2024 that was over and above the minimum required funding levels as set forth by the Internal Revenue Code. In 2023, Transamerica Corporation made a pension plan contribution of EUR 45 million.
Transamerica also sponsors supplemental retirement plans to provide senior management with benefits in excess of normal retirement benefits. The plans are unfunded and are not qualified under the Internal Revenue Code. The supplemental retirement plans are governed by Transamerica Corporation, and overseen by the Compensation Committee of the Board of Directors of Transamerica Corporation. Transamerica Corporation, or the Compensation Committee of the Board of Directors has the full power and discretion to apply all the plan’s provisions, including such responsibilities as, but not limited to, interpret the plan provisions, to make factual determinations under the plan, to determine plan benefits, and to comply with any statutory reporting and disclosure requirements. The benefits are based on years of service and the employee’s eligible annual compensation. The plans provide benefits based on a traditional final average formula or a cash balance formula (which defines the accrued benefit in terms of a stated account balance), depending on the age and service of the plan participant. The company funds the benefit payments of the supplemental retirement plans from its general account assets. The unfunded amount related to these plans, for which a liability has been recorded, was EUR 164 million (2023: EUR 174 million unfunded).

Annual Report on Form 20-F 2024 | 253

About Aegon Governance and risk management Financial information Sustainability information

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
Under the Employee Retirement Income Security Act (ERISA), Transamerica has the fiduciary responsibility to monitor the quality of services provided by the third-party claims administrator and to replace the third-party administrator if needed. In addition, Transamerica has the fiduciary obligation to interpret the provisions of the plans, and to comply with any statutory reporting and disclosure requirements. Finally, Transamerica reviews the terms of the plans and makes changes to the plans if and when appropriate. Transamerica funds the benefit payments or premium payments of the post-retirement health care plans from its general account assets. The post-retirement health benefit liability amounted to EUR 190 million (2023: EUR 176 million).
The weighted average duration of the defined benefit obligation is 8.0 years (2023: 9.0 years).
The principal actuarial assumptions that apply for the year ended December 31 are as follows:

Actuarial assumptions used to determine defined benefit obligations at year-end	2024	2023

Demographic actuarial assumptions

Mortality	US mortality table 1	US mortalit y table 2

Financial actuarial assumptions

Discount rate 3	5.59%/5.51%	5.00%/4.93%

Salary increase rate	4.00%	4.00%

Health care trend rate	6.90%	6.80%

1	2024 assumption -PRI-2012 Employee, Healthy Annuitant and Contingent Survivor Tables (90% white collar/10% blue collar) projected with Scale MP-2021.
2	2023 assumption -PRI-2012 Employee, Healthy Annuitant and Contingent Survivor Tables (90% white collar/10% blue collar) projected with Scale MP-2021.
3	Aegon USA has separate discount rates in 2024 - 5.59/ for all pension plans and 5.51% for post-retirement welfare plan for 2024.
The principal actuarial assumptions have an effect on the amounts reported for the defined benefit obligation. A change as indicated in the table below in the principal actuarial assumptions would have the following effects on the defined benefit obligation per year-end:

	Estimated approximate effects on the defined benefit obligation

	2024	2023

Demographic actuarial assumptions

10% increase in mortality rates	(46)	(47)

10% decrease in mortality rates	51	53

Financial actuarial assumptions

100 basis points increase in discount rate	(183)	(205)

100 basis points decrease in discount rate	232	250

100 basis points increase in salary increase rate	4	5

100 basis points decrease in salary increase rate	(4)	(4)

100 basis points increase in health care trend rate	12	10

100 basis points decrease in health care trend rate	(10)	(9)
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

Target allocation of plan assets for retirement benefit plans for the next annual period is:

Equity instruments	2%-4%

Debt instruments	80%-90%

Other	8%-16%

254 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 33

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
The pension scheme Trustees are required to carry out triennial valuations of the scheme’s funding position, with the latest valuation being on September 30, 2022. As part of this triennial valuation process, a schedule of contributions is agreed between the Trustees and Aegon UK in accordance with UK pensions legislation and guidance issued by the Pensions Regulator in the United Kingdom. The schedule of contributions includes deficit reduction contributions to clear any scheme deficit. Under IAS 19, the defined benefit plan has a surplus of EUR 95 million on December 31, 2024 (2023: EUR 103 million surplus). During 2024, EUR 10 million (2023: EUR 37 million) of contributions were paid into the scheme.
The investment strategy for the scheme is determined by the trustees in consultation with Aegon UK. Currently 12% of assets are invested in growth assets (i.e. primarily equities) and 88% are income and liability driven investments where the investments are a portfolio of fixed interest and inflation-linked bonds and related derivatives, selected to broadly match the interest rate and inflation profile of liabilities.
Under the scheme rules, pensions in payment increase in line with the UK Retail Price Index, and deferred benefits increase in line with the UK Consumer Price Index. The pension scheme is therefore exposed to UK inflation changes as well as interest rate risks, investment returns, and changes in the life expectancy of pensioners.
The scheme holds three
buy-in
policies in the name of the Trustee to cover full scheme benefits for a group of pensioners. The liabilities (and matching assets) calculated on the year end assumptions has been included in the funded position as at December 31, 2024.
The weighted average duration of the defined benefit obligation is 13.5 years (2023: 14.9 years).
The principal actuarial assumptions that apply for the year ended December 31 are as follows:

Actuarial assumptions used to determine defined benefit obligations at year-end	2024	2023

Demographic actuarial assumptions

Mortality	UK mortality table 1	UK mortality table 2

Financial actuarial assumptions

Discount rate	5.58%	4.79%

Price inflation	3.19%	3.10%

1	Club Vita tables based on analysis of Scheme membership CMI 2024 1.5%/1.25% p.a. (males/females)
2	Club Vita tables based on analysis of Scheme membership CMI 2023 1.5%/1.25% p.a. (males/females)
The principal actuarial assumptions have an effect on the amounts reported for the defined benefit obligation. A change as indicated in the table below in the principal actuarial assumptions would have the following effects on the defined benefit obligation per year-end:

	Estimated approximate effects on the defined benefit obligation

	2024	2023

Demographic actuarial assumptions

10% increase in mortality rates	(21)	(20)

10% decrease in mortality rates	23	23

Financial actuarial assumptions

100 basis points increase in discount rate	(114)	(131)

100 basis points decrease in discount rate	142	166

100 basis points increase in price inflation	50	62

100 basis points decrease in price inflation	(95)	(128)
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

Annual Report on Form 20-F 2024 | 255

About Aegon Governance and risk management Financial information Sustainability information

Target allocation of plan assets for retirement benefit plans for the next annual period is:

Equity instruments	11.5%

Debt instruments	88.5%
Aegon Employees Netherlands B.V.
From July 1, 2023, following the transaction with a.s.r., employees of Aegon located in the Netherlands are employed by Aegon Employees Netherlands B.V. (AEN), an Aegon subsidiary included in the Holdings segment. AEN offers a defined contribution pension scheme to all employees in the Netherlands.
Until July 1, 2023, Aegon Nederland N.V. (legally merged with ASR Nederland N.V. on October 1, 2023 and therefore hereafter referred to as a.s.r.) was the employer of the employees of Aegon located in the Netherlands and operated a closed defined benefit pension plan under a pension contract. As of January 1, 2020, the defined benefit pension plan is closed for new members and there will be no further accrual of benefits to existing members. Entitlements before January 1, 2020, will remain unchanged and the indexation for those accruals will remain in force. The pension contract was updated as AEN was added as an employer upon the date of the transfer of employees to AEN.
The defined benefit plans cover retirement benefits, disability, death, and survivor pensions and the defined benefit obligation amounts to EUR 90 million on December 31, 2024 (December 31, 2023: EUR 90 million). The defined benefit obligation is backed by investments owned by a.s.r. The obligation of a.s.r. to fund the defined benefit obligation through these investments is reported as a reimbursement right. The average remaining duration of the defined benefits obligation is 20.8 years (2023: 21.9 years).
Also included in the reimbursement rights is the present value of the expected guaranteed premiums and management fees to be paid to a.s.r. by AEN. The present value as of December 31, 2024 amounts to EUR 80 million (December 31, 2023: EUR 69 million), discounted at a rate of 3.51% (2023: 3.42%).
The liabilities related to other post-employment benefit plans, consisting of former Board of Directors unconditional indexation, jubilee and mortgage discount liabilities, are wholly unfunded and amount to EUR 4 million as of December 31, 2024 (December 31, 2023: EUR 5 million). The weighted average duration of the other post-employment benefit plans is 11.4 years (2023: 12.0 years).
The principal actuarial assumptions that apply for the year-ended December 31 are as follows:

Actuarial assumptions used to determine defined benefit obligations at year-end	2024	2023

Demographic actuarial assumptions	Company specific based on Projections
Mortality	Life Table 2024	AEGON 2023 1

Financial actuarial assumptions

Discount rate	3.51%	3.42%

Price inflation	1.99%	2.36%

1	During 2023 the mortality table is adjusted, based on experience adjustments.
The principal actuarial assumptions have an effect on the amounts reported for the defined benefit obligation. A change as indicated in the table below in the principal actuarial assumptions of the retirement benefit plan would have the following effects per year-end:

	Estimated approximate effects on the defined benefit obligation

	2024	2023

Demographic actuarial assumptions

10% increase in mortality rates	(1)	(1)

10% decrease in mortality rates	1	1

Financial actuarial assumptions

100 basis points increase in discount rate	(13)	(14)

100 basis points decrease in discount rate	17	18

256 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 34

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
34 Deferred tax

	2024	2023

Deferred tax assets	2,439	2,350

Deferred tax liabilities	64	57

Net closing balance, on December 31	2,375	2,293

Deferred tax assets comprise temporary differences on:	2024	2023

Real estate	(2)	(2)

Financial assets	1,069	803

Insurance and investment contracts	(1,124)	(599)

Deferred expenses and other intangible assets	580	539

Defined benefit plans	237	214

Tax losses and credits carried forward	1,448	1,112

Other	231	283

On December 31	2,439	2,350

Deferred tax liabilities comprise temporary differences on:	2024	2023

Financial assets	1	(6)

Insurance and investment contracts	56	62

Deferred expenses and other intangible assets	4	2

Other	3	(1)

On December 31	64	57
The following table provides a movement schedule of net deferred tax broken-down by those items for which a deferred tax asset or liability has been recognized.

	Real estate	Financial assets	Insurance and investment contracts	Deferred expenses and other intangible assets	Defined benefit plans	Tax losses and credits carried forward	Other	Total

On January 1, 2024	(2)	809	(661)	537	214	1,112	284	2,293

Acquisitions / Additions	-	-	-	(10)	-	-	-	(10)

Charged to income statement	(1)	(76)	(109)	12	12	259	(83)	15

Charged to OCI	-	278	(354)	-	(3)	(4)	8	(75)

Net exchange differences	-	63	(63)	36	15	81	19	151

Disposal of a business	-	(7)	7	-	-	-	-	1

On December 31, 2024	(2)	1,068	(1,180)	576	237	1,448	228	2,375

On January 1, 2023	(15)	1,574	(1,449)	573	196	1,287	235	2,403

Charged to income statement	12	(170)	479	(12)	(6)	(49)	(51)	204

Charged to OCI	-	(436)	271	-	31	-	-	(134)

Net exchange differences	-	(38)	32	(19)	(7)	(26)	(18)	(76)

Disposal of a business	-	(2)	4	-	-	8	(2)	8

Transfers to disposal groups	-	-	-	-	-	1	(1)	-

Transfer to/from other headings	-	(118)	-	-	-	-	118	-

Transfer to/from current income tax	-	-	-	-	-	(109)	-	(109)

Other	-	-	1	(5)	-	1	2	(2)

On December 31, 2023	(2)	809	(661)	537	214	1,112	284	2,293
Transfer to/from current income tax in 2023 relates to the deferred tax asset for the loss carry forward position of the Dutch fiscal unity.

Annual Report on Form 20-F 2024 | 257

About Aegon Governance and risk management Financial information Sustainability information

Deferred tax assets are recognized for tax losses and credits carried forward to the extent that the realization of the related tax benefit through future taxable profits is probable. For an amount of gross EUR 3,577 million; an amount of tax EUR 787 million related to tax losses carried forward (2023: gross EUR 2,564 million; tax EUR 573 million) and an amount of tax EUR 661 million related to tax credits carried forward (2023: tax EUR 583 million) the realization of the deferred tax asset is dependent on the projection of future taxable profits.
For the following amounts, arranged by loss carry forward periods, the deferred tax asset is not recognized:

	Gross amounts 1		Not recognized deferred tax assets

	2024	2023	2024	2023

< 5 years	41	28	15	13

≥ 5 – 10 years	1	1	1	-

≥ 10 – 15 years	-	-	79	65

≥ 15 – 20 years	-	-	-	-

Indefinitely	976	939	269	231

On December 31	1,018	969	364	308

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

	Gross amounts		Deferred tax assets

	2024	2023	2024	2023

Deferred corporate income tax asset dependent on retaining bond and similar investments until the earlier of market recovery or maturity	6,013	4,729	1,263	993

Deferred corporate income tax asset dependent on future taxable profits	141	1,717	30	362

On December 31	6,154	6,446	1,293	1,355
Deferred taxes are
non-current
by nature and the majority of the deferred tax assets and liabilities will therefore reverse after more than one year after the balance sheet date.
35 Other liabilities

	2024	2023

Payables due to policyholders	815	1,632

Payables due to brokers and agents	505	482

Social security and taxes payable	57	59

Income tax payable	4	1

Investment creditors	1,175	995

Cash collateral on derivative transactions	250	964

Cash collateral on securities lent	1,898	2,357

Cash collateral - other	92	68

Repurchase agreements	-	28

Lease liabilities	216	205

Other creditors	2,112	1,599

On December 31	7,124	8,390

Current	6,930	8,210

Non-current	194	180
The carrying amounts disclosed are reasonable approximations of the fair values at yearend, given the predominantly current nature of the other liabilities.

258 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 36

36 Accruals

	2024	2023

Accrued interest	35	47

Accrued expenses	297	281

On December 31	332	328
The carrying amounts disclosed reasonably approximate the fair values at year-end.
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
The Group and its individual subsidiaries may also be subject to supervisory intervention by their local regulators at local entity level. The Group and its individually regulated subsidiaries complied with all externally imposed capital requirements during 2024 and 2023.
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
Aegon’s goal for both its operating units and for the Aegon group as a whole is to maintain a strong financial position and to be able to sustain losses from extreme business and market conditions. Aegon’s Enterprise Risk Management (ERM) framework ensures that the Aegon Group and its operating companies are adequately capitalized and that obligations toward policyholders are always adequately met. Embedded in this larger framework is Aegon’s capital management policy, which is based on adequate capitalization of the operating units, Cash Capital at Holding, and leverage.
Aegon manages capital in the operating units to their respective operating levels, sufficient to absorb moderate shocks and pay sustainable remittances to the Group, and above their minimum dividend payment levels. Cash Capital at Holding is maintained within an operating range of EUR 0.5 – 1.5 billion and covers holding expenses, near-term dividends, and contingencies, such as potential recapitalization of units. Aegon’s gross financial leverage was EUR 5.2 billion per December 31, 2024 compared to EUR 5.1 billion per December 31, 2023.
The frequent monitoring of actual and forecasted capitalization levels of its underlying businesses is an important element in Aegon’s capital framework in order to actively steer and manage toward maintaining adequate capitalization levels. Group operating capital generation contributed favorably and more than offset dividend payments.
Capital ratios of Aegon’s main operating units

	December 31, 2024 1	December 31, 2023

US RBC ratio	443%	432%

Scottish Equitable Plc (UK) Solvency II ratio	186%	187%

1	The capital ratios are estimates and are not final until filed with the respective supervisory authority.

Annual Report on Form 20-F 2024 | 259

About Aegon Governance and risk management Financial information Sustainability information

The estimated RBC ratio in the United States increased from 432% on December 31, 2023, to 443% on December 31, 2024, and remained above the operating level of 400%. In addition to a strong operating performance, markets had beneficial impacts driven by interest rate variance, equity returns and a positive impact on credit variances. The positive impact was partly offset by a negative impact from the termination of a portfolio of universal life policies previously bought from institutional owners, taking into account the repayment of part of the equity funding used to acquire these policies.
The Solvency II ratio for Scottish Equitable Plc decreased from 187% on December 31, 2023, to 186% on December 31, 2024, and remained above the operating level of 150%. The capital ratio remained stable over the year, where operating capital generation and positive impacts from markets, almost offset the negative impacts from one-time
items and remittances to Aegon UK.
The ability of Aegon’s operating units, principally insurance companies, to pay remittances to the holding company is constrained by the requirement for these operating units to remain adequately capitalized to the levels set by local insurance regulations and governed by local insurance supervisory authorities. Based on the capitalization level of the operating units, local insurance supervisors are able to restrict and/or prohibit the transfer of remittances to the holding company. In addition, the ability of operating units to pay remittances to the holding company can be constrained by the requirement for these operating units to hold sufficient shareholders’ equity as determined by law. The capitalization level and shareholders’ equity of the operating units can be impacted by various factors (e.g. general economic conditions, capital market risks, underwriting risk factors, changes in government regulations, and legal and arbitrational proceedings). To mitigate the impact of such factors on the ability of operating units to transfer funds, Aegon establishes an operating level of capital in each of the units, 150% SCR for Solvency II units, including the United Kingdom, and 400% RBC CAL in the United States, which includes additional capital in excess of regulatory capital requirements. Aegon manages capital in the units to this operating level over-the-cycle.
Cash Capital at Holding
Cash Capital at Holding decreased from EUR 2.4 billion on December 31, 2023 to EUR 1.7 billion on December 31, 2024. This decrease was largely due to the payment of final 2023 and interim 2024 external dividend and the share buy backs (in total EUR 1.4 billion) partly offset by the free cash flows in 2024 (EUR 0.8 billion).
Group solvency ratio
Aegon’s group solvency ratio and surplus under the Bermuda solvency framework is broadly in line with that under the Solvency II framework during a transition period until the end of 2027. The method to translate Transamerica’s capital position into the group solvency position is also similar to the methodology previously applied under Solvency II. Aegon’s UK insurance subsidiaries have been included in Aegon’s Solvency calculation in accordance with UK Solvency II standards, including Aegon UK’s approved Partial Internal Model. After the transition period, Aegon will fully adopt the Bermudian solvency framework.
The Group solvency ratio is calculated as the ratio between the Eligible Own Funds and the Solvency Capital Requirement (SCR). The Eligible Own Funds equal the Available Own Funds after applying any Own Funds eligibility restrictions.

	December 31, 2024 1	December 31, 2023

Group Eligible Own Funds	14,030	14,250

Group SCR	7,466	7,366

Group solvency ratio 2	188%	193%

1	The solvency ratios are estimates and are not final until filed with the respective supervisory authority.
2	Including our share of a.s.r. Excess of Assets over Liabilities (minus own shares and minus minority interests) and SCR in our Group Solvency numbers.
Aegon’s Group solvency ratio was 188% on December 31, 2024, compared with 193% on December 31, 2023. The decrease in Group Solvency ratio of 5%-points is mainly driven by the negative impact from the decision to redeem the EUR 700 million fixed-to-floating
subordinated notes (see also note
16 Subordinated borrowings
), the negative impact from the share buy backs of EUR 200 million and EUR 150 million and the negative impact of the China fungibility haircut partly offset by positive impact from markets and the positive impact resulting from Aegon’s stake in a.s.r.
Minimum regulatory requirements
Insurance laws and regulations in local regulatory jurisdictions often contain minimum regulatory capital requirements. Bermuda and the BMA, as group supervisor and local entity supervisor of Bermuda subsidiaries, defined a minimum solvency margin. For insurance companies in the European Union and the United Kingdom a minimum capital requirement is defined. An irreparable breach of the minimum regulatory capital requirements would lead to a withdrawal of the Company’s insurance license. Similarly, for the US insurance entities the withdrawal of the insurance license is triggered by a breach of the 100% Authorized Control Level (ACL), which is set at 50% of the Company Action Level (CAL).

260 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 37

Aegon views the higher capital requirement, 120% of the SCR for the Group or 100% of local entity solvency capital requirement as the level around which supervisors will formally require management to provide regulatory recovery plans.
During 2024, the Aegon Group and the regulated entities within the Aegon Group that are subject to regulatory capital requirements on a solo-level continued to comply with the solvency requirements.
Capital leverage
Aegon’s total capitalization reflects the capital employed in the business units and consists of the adjusted valuation equity and total gross financial leverage. Aegon assesses its gross financial leverage position based on various leverage metrics, including the gross financial leverage ratio, which is calculated by dividing total financial leverage by total capitalization. Aegon defines total financial leverage as debt or debt-like funding issued for general corporate purposes and for capitalizing Aegon’s business units. Total financial leverage includes hybrid instruments, in addition to both subordinated and senior debt. Aegon’s total capitalization comprises the following components:
•	Shareholders’ equity based on IFRS;
•	Non-controlling interests and Long Term Incentive Plans not yet vested
•	Contractual service margin net of tax; and
•	Total financial leverage.
The following table shows the composition of Aegon’s total capitalization, the calculation of the gross financial leverage ratio and its fixed charge coverage:

	Note	2024	2023

Total shareholders’ equity	25	7,215	7,475

Non-controlling interests and share options not yet exercised	26, SOFP 2	221	203

CSM after tax	29	6,975	6,403

Adjusted valuation equity		14,411	14,080

Perpetual contingent convertible securities	26	500	500

Junior perpetual capital securities	26	923	923

Perpetual cumulative subordinated bonds	26	454	454

Subordinated Borrowings	27	1,653	2,244

Trust pass-through securities	28	113	111

Currency revaluation other equity instruments 1		52	50

Hybrid leverage		3,695	4,282

Senior debt	31 3	1,507	782

Senior leverage		1,507	782

Total gross financial leverage		5,201	5,064

		-

Total capitalization		19,612	19,144

Gross financial leverage ratio		26.5%	26.5%

Fixed Charge Coverage		6.4 x	6.5 x

1	Other equity instruments that are denominated in foreign currencies are, for the purpose of calculating hybrid leverage, revalued to the period-end exchange rate.
2	Non-controlling interests are disclosed in the statement of financial position.
3	Senior debt for the gross financial leverage calculation also contains swaps for an amount of EUR (26) million (2023: EUR 19 million).
Distributable reserves
Aegon Ltd. is subject to legal restrictions with regard to the number of dividends it can pay to its shareholders. Aegon shall only declare or pay a dividend or make a distribution from contributed surplus in accordance with Bermuda law. Among other things this means that Aegon shall not declare or pay a dividend or make a distribution from contributed surplus in the event that there are reasonable grounds for believing that (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of the company’s assets would thereby be less than its liabilities.
In accordance with the Dutch
Non-residential
companies act (“Wet op de formeel buitenlandse vennootschappen”) the members of the Board of Directors will need to satisfy themselves that after distributions to shareholders, repurchase of shares and reduction of the issued capital with repayment of shares Aegon Ltd. remains in the position to proceed with the payment of its due debts.

Annual Report on Form 20-F 2024 | 261

About Aegon Governance and risk management Financial information Sustainability information

38 Fair value
The estimated fair values of Aegon’s assets and liabilities correspond with the amounts that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When available, Aegon uses quoted market prices in active markets to determine the fair value of investments and derivatives. In the absence of an active market, the fair value of investments in financial assets is estimated by using other market observable data, such as corroborated external quotes and present value or other valuation techniques. An active market is one in which transactions are taking place regularly on an arm’s length basis. Fair value is not determined based on a forced liquidation or distressed sale.
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
Aegon employs an oversight structure over the valuation of financial instruments that includes the appropriate segregation of duties. Senior management, independent of the investing functions, is responsible for the oversight of control and valuation policies and for reporting the results of these policies. For fair values determined by reference to external quotation or evidenced pricing parameters, independent price determination or validation is utilized to corroborate those inputs. Further details of the validation processes are set out below.
Valuation of assets and liabilities is based on a pricing hierarchy, in order to maintain a controlled process that will systematically promote the use of prices from sources in which Aegon has the most confidence, where the least amount of manual intervention exists, and to embed consistency in the selection of price sources. Depending on asset type the pricing hierarchy consists of a waterfall that starts with making use of market prices from indices and follows with making use of third-party pricing services or brokers.
Fair value hierarchy
The following table sets out the fair values of financial instruments by the level of the fair value hierarchy into which each fair value measurement is categorized. It does not include fair value information for cash and cash equivalents, receivables, and payables, whose carrying amounts are a reasonable approximation of fair value, or for lease liabilities.

	2024

Fair value hierarchy	Level I	Level II	Level III	Total

Assets measured at FVOCI

Shares	34	-	4	39

Debt securities	5,170	46,242	799	52,211

Money market and other short-term investments	2,388	47	-	2,435

Other investments at fair value	-	31	-	31

	7,592	46,320	803	54,715

Financial assets measured at fair value through profit or loss

Shares	163	30	86	279

Debt securities	308	1,970	107	2,385

Money market and other short-term investments	1,961	135	-	2,096

Loans	-	-	82	82

Other investments at fair value	1	718	4,457	5,176

Derivatives	30	732	9	771

Investments in real estate	-	-	57	57

Investments in real estate for policyholders	-	-	457	457

Investments where the policyholder bears the risk	97,682	119,829	312	217,824

	100,146	123,414	5,567	229,127

Revalued amounts

Real estate held for own use	-	-	66	66

Total financial assets measured at fair value	107,738	169,734	6,436	283,908

Financial liabilities carried at fair value

Investment contracts without DPF where the policyholder bears the risk	-	79,078	-	79,078

Derivatives	53	2,382	-	2,435

Total financial liabilities measured at fair value	53	81,460	-	81,513

262 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 38

	2023

Fair value hierarchy	Level I	Level II	Level III	Total

Assets measured at FVOCI

Shares	5	-	4	10

Debt securities	5,644	41,031	516	47,191

Money market and other short-term investments	3,028	97	9	3,135

Other investments at fair value	-	29	-	29

	8,678	41,157	530	50,364

Financial assets measured at fair value through profit or loss

Shares	153	43	94	291

Debt securities	302	2,009	86	2,396

Money market and other short-term investments	4,041	173	-	4,215

Other investments at fair value	1	773	4,237	5,011

Derivatives	47	1,374	8	1,429

Investments in real estate	-	-	55	55

Investments in real estate for policyholders	-	-	433	433

Investments where the policyholder bears the risk	90,027	103,022	342	193,390

	94,570	107,395	5,255	207,220

Revalued amounts

Real estate held for own use	-	-	61	61

Total financial assets measured at fair value	103,248	148,551	5,846	257,645

Financial liabilities carried at fair value

Investment contracts without DPF where the policyholder bears the risk	-	65,044	-	65,044

Derivatives	39	2,434	6	2,479

Total financial liabilities measured at fair value	39	67,478	6	67,523
Significant transfers between Level I, Level II, and Level III
Aegon’s policy is to record transfers of assets and liabilities between Level I, Level II and Level III at their fair values from the beginning of each reporting period.
The table below shows transfers between Level I and Level II for financial assets and financial liabilities recorded at fair value on a recurring basis.

	2024		2023

Significant transfers between level I, level II and level III	Transfers Level I to Level II	Transfers Level II to Level I	Transfers Level I to Level II	Transfers Level II to Level I

Assets measured at FVOCI

Debt securities	308	261	-	141

Money market and other short-term investments	48	-	45	245

	356	261	45	386

Financial assets measured at fair value through profit or loss

Debt securities	11	4	-	-

Money market and other short-term investments	-	-	-	795

Investments where the policyholder bears the risk	-	-	1	-

	11	4	1	795

Total financial assets measured at fair value	367	265	46	1,182
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

Annual Report on Form 20-F 2024 | 263

About Aegon Governance and risk management Financial information Sustainability information

Financial assets carried at fair value	On January 1, 2024	Total gains / losses in income state- ment	1	Total gains / losses in OCI 2	Purch- ases	Sales	Settle- ments	Net ex- change diffe- rence	Reclas- sifica- tion	Trans- fers from levels I and II	Trans- fers to levels I and II	On December 31, 2024	Total unrealized gains and losses recorded in the P&L for instruments held at December 31, 2024 3
FVOCI
Shares	4	-	-	-	-	-	-	-	-	-	4	-
Debt securities	516	9	(27)	218	(126)	(41)	44	-	301	(96)	799	-
Money markets and other short-term investments	9	-	(9)	-	-	-	-	-	-	-	-	-
530	9	(36)	218	(126)	(41)	44	-	301	(96)	803	-
FVPL
Shares	94	(3)	-	16	(27)	-	6	-	-	-	86	(5)
Debt securities	86	(19)	-	18	(14)	(5)	6	-	53	(18)	107	(18)
Loans	-	-	-	12	(1)	-	4	68	-	-	82	-
Other investments at fair value	4,237	(175)	-	505	(323)	-	280	(68)	-	-	4,457	(206)
Derivatives	8	1	-	-	(1)	-	-	-	-	-	9	1
Investments in real estate	55	1	-	1	(2)	-	3	-	-	-	57	-
Investments in real estate for policyholders	433	9	-	26	(32)	-	21	-	-	-	457	59
Investments where the policyholder bears the risk	342	3	-	62	(112)	-	18	-	-	-	312	1
5,255	(183)	-	638	(511)	(5)	338	-	53	(18)	5,567	(169)
Revalued amounts
Real estate held for own use	64	(1)	(1)	-	(1)	-	4	-	-	-	66	(1)
64	(1)	(1)	-	(1)	-	4	-	-	-	66	(1)
Total financial assets measured at fair value	5,849	(174)	(37)	857	(638)	(45)	385	-	354	(114)	6,436	(169)
Financial liabilities carried at fair value
Derivatives	6	(6)	-	-	-	-	-	-	-	-	-	-
6	(6)	-	-	-	-	-	-	-	-	-	-

1	Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item Results from financial transactions of the income statement.
2
Total gains and losses are recorded in line items Unrealized gains / (losses) on financial assets measured at FVOCI and Realized gains / (losses) on disposal of financial assets measured at FVOCI of the statement of comprehensive income.

3	Total unrealized gains / (losses) for the period recorded in the P&L during which the financial instrument was in Level III.

Financial assets carried at fair value	On January 1, 2023	Total gains / losses in income state- ment	1	Total gains / losses in OCI 2	Purch- ases	Sales	Settle- ments	Net ex- change diffe- rence	Reclas- sifica- tion	Trans- fers from levels I and II	Trans- fers to levels I and II	On December 31, 2023	Total unrealized gains and losses recorded in the P&L for instruments held at December 31, 2023 3
FVOCI
Shares	4	-	-	-	-	-	-	-	-	-	4	-
Debt securities	181	(1)	11	263	(124)	(15)	(12)	-	214	(1)	516	-
Money markets and other short-term investments	5	-	4	-	-	-	-	-	-	-	9	-
191	(1)	15	263	(124)	(15)	(12)	-	214	(1)	530	-
FVPL
Shares	127	2	-	12	(47)	-	(4)	-	5	-	94	3
Debt securities	35	17	-	38	(43)	(4)	(2)	-	46	-	86	(8)
Money markets and other short-term investments	1	-	-	-	-	-	-	-	-	(1)	-	-
Other investments at fair value	4,050	(65)	-	652	(254)	-	(144)	-	-	-	4,237	(70)
Derivatives	11	(3)	-	-	(1)	-	-	-	-	-	8	(3)
Investments in real estate	59	2	-	2	(6)	-	(1)	-	-	-	55	-
Investments in real estate for policyholders	443	(52)	-	42	(12)	-	11	-	-	-	433	(42)
Investments where the policyholder bears the risk	402	(37)	-	37	(59)	-	(1)	-	-	-	342	-
5,128	(136)	-	782	(422)	(4)	(142)	-	51	(2)	5,255	(120)
Revalued amounts
Real estate held for own use	73	(3)	(2)	(1)	-	-	(2)	-	-	-	64	-
73	(3)	(2)	(1)	-	-	(2)	-	-	-	64	-
Total financial assets measured at fair value	5,392	(141)	13	1,044	(546)	(19)	(157)	-	265	(3)	5,849	(120)
Financial liabilities carried at fair value
Derivatives	12	(6)	-	-	-	-	-	-	-	-	6	-
12	(6)	-	-	-	-	-	-	-	-	6	-

1	Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item Results from financial transactions of the income statement.
2
Total gains and losses are recorded in line items Unrealized gains / (losses) on financial assets measured at FVOCI and Realized gains / (losses) on disposal of financial assets measured at FVOCI of the statement of comprehensive income.

3	Total unrealized gains / (losses) for the period recorded in the P&L during which the financial instrument was in Level III.

264 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 38

In 2023 and 2024, Aegon transferred certain financial instruments from Level I and II to Level III of the fair value hierarchy. The reason for the change in level was that the market liquidity for these securities decreased, which led to a change in market observability of prices. Prior to transfer, the fair value for the Level II securities was determined using observable market transactions, internal models or corroborated broker quotes respectively for the same or similar instruments. Since the transfer, all such assets have been valued using valuation models incorporating significant non-market-observable
inputs or uncorroborated broker quotes.
Similarly, during 2023 and 2024, Aegon transferred certain financial instruments from Level III to Level I and II of the fair value hierarchy. The change in level was mainly the result of a return of activity in the market for these securities, and that for these securities the fair value could be determined using observable market transactions or corroborated broker quotes for the same or similar instruments.
Valuation techniques and significant unobservable inputs
The table below presents information about the valuation techniques and significant unobservable inputs used for recurring fair value measurements for certain Level III financial instruments.

	Valuation technique 1	Significant unobservable input 2	December 31, 2024	Range (weighted average)	December 31, 2023	Range (weighted average)
Assets carried at fair value
Fair value through OCI
Shares
	Net asset value	n.a.	-	n.a.	-	n.a.
	Other	n.a.	-	n.a.	4	n.a.
			-		4
Debt securities
	Broker quote	n.a.	688	n.a.	416	n.a.
	Discounted cash flow	Constant Prepayment Rate	28	21.11%	2	1.81%
	Other	n.a.	83	n.a.	98	n.a.
			799		516
Other investments at fair value
Investment funds	Net asset value	n.a.	-	n.a.	-	n.a.
Other	Other	n.a.	-	n.a.	9	n.a.
			-		9
On December 31			799		530
Fair value through profit or loss
Shares	Net asset value	n.a.	83	n.a.	91	n.a.
Shares	Broker quote	n.a.	3	n.a.	4	n.a.
Debt securities	Broker quote	n.a.	94	n.a.	80	n.a.
Debt securities	Other	n.a.	13	n.a.	6	n.a.
			193		180
Other investments at fair value
Investment funds	Net asset value	n.a.	3,633		3,532
Tax credit investments	Discounted cash flow	Discount rate	823	6.72%	705	6.88%
Loans	Other	n.a.	82		-
			4,538		4,237
Total assets at fair value 3			5,530		4,947
Liabilities carried at fair value
Derivatives
Embedded derivatives in insurance contracts	Discounted cash flow	Own credit spread	-	n.a	3	n.a
Other	Discounted cash flow	Other	-	n.a	3	n.a
Total liabilities at fair value			-		6

1	Other in the table above (column Valuation technique) includes investments for which the fair value is uncorroborated and no broker quote is received.
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

Annual Report on Form 20-F 2024 | 265

About Aegon Governance and risk management Financial information Sustainability information

Fair value information about assets and liabilities not measured at fair value
The following table presents the carrying values and es
tim
ated fair values of assets and liabilities, excluding assets and liabilities that are carried at fair value on a recurring basis.

	Carrying amount December 31,	Estimated fair value hierarchy			Total estimated fair value December 31, 2024
	2024	Level I	Level II	Level III

Assets

Debt securities - held at amortized cost	36	36	-	-	36

Loans - held at amortized cost	10,598	-	1	9,379	9,380

Deposits with financial institutions - held at amortized cost	11	11	-	-	11

Liabilities

Subordinated borrowings - held at amortized cost	1,653	763	727	-	1,490

Trust pass-through securities - held at amortized cost	113	-	133	-	133

Borrowings – held at amortized cost	3,013	867	2,209	-	3,076

Investment contracts - held at amortized cost	12,592	-	-	9,432	9,432

	Carrying amount December 31,	Estimated fair value hierarchy			Total estimated fair value December 31, 2023
	2023	Level I	Level II	Level III

Assets

Debt securities - held at amortized cost	52	52	-	-	52

Loans - held at amortized cost	10,157	-	1	9,024	9,025

Deposits with financial institutions - held at amortized cost	18	18	1	-	18

Liabilities

Subordinated borrowings - held at amortized cost	2,244	1,392	730	-	2,122

Trust pass-through securities - held at amortized cost	111	-	125	-	125

Borrowings – held at amortized cost	2,356	879	1,580	-	2,459

Investment contracts - held at amortized cost	10,222	-	-	8,755	8,755
Certain financial instruments that are not carried at fair value are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, short-term receivables and accrued interest receivable, short-term liabilities, and accrued liabilities. These instruments are not included in the table above.
Fair value measurement
The description of Aegon’s methods of determining fair value and valuation techniques are described on the following pages.
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
Also, for unquoted shares, the fair value may be estimated using other methods, such as observations of the price/earnings or price/cash flow ratios of quoted companies considered comparable to the companies being valued. Valuations are adjusted to account for company-specific issues and the lack of liquidity inherent in an unquoted investment. Adjustments for lack of liquidity are generally based on available market evidence. In addition, a variety of other factors are reviewed by management, including, but not limited to, current operating performance, changes in market outlook and the third-party financing environment.
Included in this category are shares in a Federal Home Loan Bank (FHLB) for an amount of EUR 77 million (2023: EUR 82 million), which are reported as part of the line-item Net asset value. A FHLB has implicit financial support from the United States government. The redemption value of the shares is fixed at par and they can only be redeemed by the FHLB.

266 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 38

Debt securities
The fair values of debt securities are determined by management after taking into consideration several sources of data. When available, Aegon uses quoted market prices in active markets to determine the fair value of its debt securities. As stated previously, Aegon’s valuation policy utilizes a pricing hierarchy that dictates that publicly available prices are initially sought from indices and third-party pricing services. In the event that pricing is not available from these sources, those securities are submitted to brokers to obtain quotes, the majority of which are non-binding.
As part of the pricing process, Aegon assesses the appropriateness of each quote (i.e. as to whether the quote is based on observable market transactions or not) to determine the most appropriate estimate of fair value.
When broker quotes are not available, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use the following inputs: reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, issue-specific credit adjustments, indicative quotes from market makers and/or estimated cash flows.
To understand the valuation methodologies used by third-party pricing services Aegon reviews and monitors the applicable methodology documents of the third-party pricing services. Any changes to their methodologies are noted and reviewed for reasonableness. In addition, Aegon performs in-depth
reviews of prices received from third-party pricing services on a sample basis. The objective for such reviews is to demonstrate that Aegon can corroborate detailed information such as assumptions, inputs, and methodologies used in pricing individual securities against documented pricing methodologies. Only third-party pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.
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
Periodically, Aegon performs an analysis of the inputs obtained from third-party pricing services and brokers to ensure that the inputs are reasonable and produce a reasonable estimate of fair value. Aegon’s asset specialists and investment valuation specialists consider both qualitative and quantitative factors as part of this analysis. Several examples of analytical procedures performed include, but are not limited to, recent transactional activity for similar debt securities, review of pricing statistics and trends and consideration of recent relevant market events. Other controls and procedures over pricing received from indices, third-party pricing services, or brokers include validation checks such as exception reports which highlight significant price changes, stale prices, or unpriced securities. In addition, Aegon performs back testing on a sample basis. Back testing involves selecting a sample of securities trades and comparing the prices in those transactions to prices used for financial reporting. Significant variances between the price used for financial reporting and the transaction price are investigated to explain the cause of the difference.
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
Aegon’s portfolio of debt securities can be subdivided into residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), asset-backed securities (ABS), corporate bonds and government debt. Relevant details of the valuation methodologies for these specific types of debt securities are described below.

Annual Report on Form 20-F 2024 | 267

About Aegon Governance and risk management Financial information Sustainability information

Residential mortgage-backed securities, commercial mortgage-backed securities and asset-backed securities
Valuations of RMBS, CMBS and ABS are monitored and reviewed on a monthly basis. Valuations per asset type are based on a pricing hierarchy, which uses a waterfall approach that starts with market prices from indices and follows with third-party pricing services or brokers. The pricing hierarchy is dependent on the possibilities of corroboration of the market prices. If no market prices are available, Aegon uses internal models to determine fair value. Significant inputs included in the internal models are generally determined based on relative value analyses, which incorporate comparisons to instruments with similar collateral and risk profiles. Market standard models may be used to model the specific collateral composition and cash flow structure of each transaction. The most significant unobservable input is the liquidity premium which is embedded in the discount rate.
Corporate bonds
Valuations of corporate bonds are monitored and reviewed on a monthly basis. The pricing hierarchy is dependent on the possibility of corroboration of market prices when available. If no market prices are available, valuations are determined by a discounted cash flow methodology using an internally calculated yield. The yield is comprised of a credit spread over a given benchmark. In all cases, the benchmark is an observable input. The credit spread contains both observable and unobservable inputs. Aegon starts by taking an observable credit spread from a similar bond of the given issuer, and then adjust this spread based on unobservable inputs. These unobservable inputs may include subordination, liquidity and maturity differences. During 2024, there were no corporate bonds that met the policy threshold to be internally modeled.
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
Tax credit investments
The Level III fair value of tax credit investments is determined by using a discounted cash flow valuation technique. This valuation technique takes into consideration projections of future capital contributions and distributions, as well as future tax credits and the tax benefits of future operating losses. The present value of these cash flows is calculated by applying a discount rate. In general, the discount rate is determined based on the cash outflows for the investments and the cash inflows from the tax credits and/or tax benefits (and the timing of these cash flows). These inputs are unobservable in the marketplace. The discount rate used in valuation of tax credit investments was 6.7% (December 31, 2023: 6.9%).
Investment funds: Real estate funds, private equity funds, and hedge funds
The fair values of investments held in
non-quoted
investment funds are determined by management after taking into consideration information provided by the fund managers. Aegon reviews the valuations each month and performs analytical procedures and trending analyses to ensure the fair values are appropriate. The net asset value is considered the best valuation method that approximates the fair value of the funds.
Mortgage loans, policy loans, and private loans (held at amortized cost)
For private loans, fixed interest mortgage loans and other loans originated by the Group, the fair value used for disclosure purposes is estimated by discounting expected future cash flows using a current market rate applicable to financial instruments with similar yield and maturity characteristics. For fixed interest mortgage loans, the market rate is adjusted for expenses, prepayment rates, lapse assumptions (unobservable inputs), liquidity, and credit risk (market observable inputs). An increase in expense spread, prepayment rates and/or prepayment assumptions, would decrease the fair value of the mortgage loan portfolio.
The fair value of floating interest rate mortgage loans, policy loans and private placements used for disclosure purposes is assumed to be approximated by their carrying amount, adjusted for changes in credit risk. Credit risk adjustments are based on market observable credit spreads if available, or management’s estimate if not market observable.

268 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 38

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
Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices in active markets. Fair values for over-the-counter
(OTC) derivative financial instruments represent amounts estimated to be received from or paid to a third party in the settlement of these instruments. These derivatives are valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Most valuations are derived from swap and volatility matrices, which are constructed for applicable indices and currencies using current market data from many industry-standard sources. Option pricing is based on industry standard valuation models and current market levels, where applicable. The pricing of complex or illiquid instruments is based on internal models or an independent third party. For long-dated illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. To value OTC derivatives, management uses observed market information, other trades in the market, and dealer prices.
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
Real estate
Valuations of Level III investments in real estate and real estate held for own use are conducted in full by independent external appraisers at least every three to five years and reviewed at least once a year by qualified internal appraisers to ensure the value correctly reflects the fair value at the reporting date. Appraisals are different for each specific local market but are based on market guidelines such as International Valuation Standards, Uniform Standards of Professional Appraisal Practice, or guidelines issued by the Investment Property Databank. Valuations are mostly based on active market prices, adjusted for any difference in the nature, location or condition of the specific property. If such information is not available, other valuation methods are applied, considering the value that the property’s net earning power will support, the value indicated by recent sales of comparable properties and the current cost of reproducing or replacing the property. Discount rates used in the valuation of real estate reflect the risk embedded in the projected cash flows for the asset being valued. Capitalization rates represent the income rate for a real estate property that reflects the relationship between a single year’s net operating income expectancy and the total property price or value. For property held for own use, appraisers consider the present value of the future rental income cash flows that could be achieved had the real estate been rented to a third party.
Trust pass-through securities and subordinated borrowings
Trust pass-through securities and subordinated borrowings are either carried at fair value (if they are designated as financial liabilities at fair value through profit or loss) or amortized cost (with fair value being disclosed in the notes to the consolidated financial statements). For the determination of the fair value of these instruments, the level hierarchy as described by IFRS is used. The preferred method of obtaining the fair value of the fair value option bonds is the quoted price (Level I). In cases were markets are less liquid or the quoted prices are not available, Aegon’s valuation policy utilizes a pricing hierarchy which dictates that publicly available prices are initially sought from indices and third-party pricing services. The US trust pass-through securities and subordinated borrowings are classified as Level II of the fair value hierarchy.

Annual Report on Form 20-F 2024 | 269

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

	2024		2023

	Trading	Designated	Trading	Designated

Investments where Aegon bears the risk	7,661	2,356	9,386	2,526

Investments where the policyholder bears the risk	-	218,281	-	193,823

Derivatives with positive values not designated as hedges	606	-	1,238	-

Total financial assets at fair value through profit or loss	8,267	220,637	10,625	196,349

Investment contracts without DPF where the policyholder bears the risk	-	79,078	-	65,044

Derivatives with negative values not designated as hedges	1,331	-	1,466	-

Total financial liabilities at fair value through profit or loss	1,331	79,078	1,466	65,044
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
In addition, investments where policyholders bear the risk include profit assets, whereby Aegon manages the assets together with related liabilities on a fair value basis in accordance with a documented policy of asset and liability management. In accordance with the Group’s accounting policies, these assets have been designated as fair value through profit or loss.

270 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 39

Investment contracts without discretionary participating features where the policyholder bears the risk
With the exception of the financial liabilities with discretionary participating features that are not subject to the classification and measurement requirements for financial instruments, all investment contracts without discretionary participating features where the policyholder bears the risk, are carried at fair value or at the fair value of the linked assets are included in the table above.
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

	2024		2023

	Trading	Designated	Trading	Designated

Net gains and (losses)	(1,643)	20,912	(1,244)	21,207
Changes in the fair value of investment contracts without discretionary participating features where the policyholders bear the risk that are designated at fair value through profit or loss were not attributable to changes in Aegon’s credit spread. There are also no differences between the carrying amounts of these financial liabilities and the contractual amounts payable at maturity (net of surrender penalties).
39 Commitments and contingencies
Investments contracted
In the normal course of business, the Group has committed itself through purchase and sale transactions of investments, mostly to be executed in the course of 2025. The amounts represent the future outflow and inflow, respectively, of cash related to these investment transactions that are not reflected in the consolidated statement of financial position.

	2024		2023

	Purchase	Sale	Purchase	Sale

Real estate	-	-	-	2

Mortgage loans	189	-	421	-

Private loans	291	-	89	-

Other	1,205	-	1,292	-
Aegon has committed itself, through certain subsidiaries, to invest in real estate, private loans, mortgage loans and investment funds.
Mortgage loans represent undrawn mortgage loan facilities provided and outstanding proposals on mortgages. Private loans represent deals on Aegon’s portfolio of private placement securities that Aegon has committed to, but which have not yet settled and funded. Other investments contracted include future purchases of interests in investment funds and limited partnerships.
Other commitments and contingencies

	2024	2023

Guarantees	918	773

Other guarantees	6	7
Guarantees include those guarantees associated with the sale of investments in low-income
housing tax credit partnerships in the United States, which can be called upon if there is a deficiency in the tax benefits delivered to the investor or if Aegon is in default under a material provision of the contract. Standby letters of credit amounts reflected above are the liquidity commitment notional amounts. In addition to the guarantees shown in the table, guarantees have been given for the fulfillment of contractual obligations such as investment mandates related to investment funds.
The amount of collateral on financial guarantees is EUR 0 million on December 31, 2024 (2023: EUR 0 million), while other guarantees have EUR 1 million cash collateral at the end of 2024 (2023: EUR 1 million).

Annual Report on Form 20-F 2024 | 271

About Aegon Governance and risk management Financial information Sustainability information

Contractual obligations
In March 2019, affiliates of Transamerica Corporation and Illumifin, entered into a series of agreements to which Transamerica transferred to Illumifin the administration and claims management of its long-term-care insurance business line, enabling Transamerica to accelerate the enhancement of its digital capabilities and modernize its long-term-care insurance platform. Over the course of the multi-year contract, Transamerica will pay approximately USD 390 million to Illumifin. These fees represent compensation for administering Transamerica’s long-term-care product line, including policyholder service, claims processing and care management. The agreement also contains a termination clause in which Transamerica – subject to certain limitations – agrees to compensate Illumifin, on a specified schedule, for early termination.
In April 2018, affiliates of Transamerica Corporation entered into a series of agreements with affiliates of Tata Consultancy Services Limited (TCS) to administer the Company’s US life insurance, voluntary benefits and annuity business lines. The intent of the relationship was for Transamerica to accelerate the enhancement of its digital capabilities and the modernization of its platforms to service its customers in all lines of business. In May 2023, due to the macroeconomic environment and the parties’ respective business priorities, Transamerica and TCS mutually agreed to end the administration arrangement for life, annuity and voluntary benefits lines of business. Transamerica and TCS agreed to work together to ensure a smooth transition of the administration to a new servicing model which aims to take approximately 30 months.
In November 2018, Aegon UK announced an extended partnership with Atos BPS Ltd. (Atos) to service and administer its Traditional Products Business
(non-Platform
customers). The agreement is a
15-year
contract under which Aegon UK pays Atos to administer around 1.4 million customers, which took effect on June 1, 2019 as planned. At year-end
2024, outstanding transition and conversion charges are estimated to amount to approximately GBP 5 million, of which GBP 3 million is expected to be recorded over the next year with a further GBP 2 million in 2026, with fixed payments to Atos defined in the agreement and subject to completion of milestones, which have been agreed with Aegon UK.
An Aegon Ltd. indirect US life subsidiary Transamerica Life Insurance Company (“TLIC”) has a net worth maintenance agreement with its subsidiary Transamerica Life (Bermuda) Ltd. (“TLB”), pursuant to which TLIC will provide capital sufficient for TLB to maintain a tangible net worth of the greater of 165% of Standard & Poor’s Risk Based Capital and the minimum required to comply with the requirements of the jurisdictions in which TLB operates.
Aegon has guaranteed and is severally liable for the following:
•	Due and punctual payment of payables under letter of credit agreements applied for by Aegon as co-applicant
with its captive insurance companies that are subsidiaries of Transamerica Corporation and Commonwealth General Corporation. On December 31, 2024, the letter of credit arrangements utilized by captives to provide collateral to affiliates amounted to EUR 88 million (2023: EUR 526 million); from that date no amounts had been drawn, or were due under these facilities;
•	Due and punctual payment of payables by the consolidated group companies Transamerica Corporation, Aegon Funding Company LLC and Commonwealth General Corporation with respect to fixed subordinated notes, bonds, capital trust pass-through
securities and notes issued under commercial paper programs amounting to EUR 1,808 million (2023: EUR 1,007 million); and
•	Due and punctual payment of any amounts owed to third parties by the consolidated group company Aegon Derivatives N.V. in connection with derivative transactions. Aegon Derivatives N.V. enters into derivative transactions with counterparties with which ISDA master netting agreements, including collateral support annex agreements, have been agreed. Net credit exposure on derivative transactions with these counterparties was therefore limited from December 31, 2024.
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
Insurance companies and their affiliated regulated entities are routinely subject to litigation, investigation and regulatory activity by various governmental and enforcement authorities, individual claimants, policyholder advocate groups and third parties in the jurisdictions in which Aegon does business, including the United States and the United Kingdom. These actions may involve issues including, but not limited to, employment or distribution relationships; operational and internal controls and processes; investment returns; sales practices; transparency and adequacy of product disclosures including regarding initial costs, ongoing costs and costs due on policy surrender as well as changes to costs over time; environmental and climate change related matters; competition and antitrust matters; data privacy; information security; intellectual property; and anti-money laundering, anti-bribery and economic sanctions compliance.

272 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 39

Over time, Aegon has made a number of acquisitions and divestments around the world, including in the Netherlands, Central and Eastern Europe, the United States and the United Kingdom. Acquisitions and divestments involve risks, including the risk of losses resulting from claims or litigation related to contractual terms such as representations, warranties and indemnifications.
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
Proceedings in which Aegon is involved
A US based Aegon subsidiary is defending against a putative class action alleging that it improperly failed to pay bonuses in a block of universal life policies. The company believed the claims were barred by a previous settlement and the initial trial court agreed; however, a court of appeals disagreed with this position and the case is now proceeding in federal court in California. While the company is continuing to assess its potential exposure and opportunities to mitigate that potential exposure, these claims could result in a significant expense to the company.
Several US insurers, including Aegon subsidiaries, have been named in litigation relating to increases in monthly deduction rates (MDR) on universal life products. Plaintiffs generally allege that the increases were made to recoup past losses rather than to cover the future costs of providing insurance coverage. Aegon’s subsidiary in the US has one pending related class action. This case was filed in October 2022 and relates to MDR increases in 2022 and 2023. That case is venued in the state of Iowa in federal court. At this time, Aegon is unable to reliably estimate the potential exposure in this case.
US based Aegon subsidiaries may face employment-related lawsuits from time to time. For example, several
US-based
Aegon subsidiaries have reached a settlement in a putative class action alleging that the subsidiaries mischaracterized agents as independent contractors instead of employees. This settlement is subject to court approval. Litigation provisions have been adjusted to account for this pending resolution. Claims like this against
US-based
subsidiaries could result in significant settlements or judgments and could necessitate a change in the distribution model, which would be costly and could have a material impact on the financial results for that part of the US business.
A former subsidiary of Transamerica Corporation was involved in a contractual dispute with a Nigerian travel broker that arose in 1976. A Nigerian court eventually issued a judgment in favor of the plaintiff of approximately USD 120 million. On appeal, this decision was reversed and remanded back to the trial court which dismissed the case. The plaintiff appealed the court’s dismissal, but subsequently died. An application to substitute plaintiff-appellant is pending (a hearing date has not yet been determined). Aegon has no material assets located in Nigeria.

Annual Report on Form 20-F 2024 | 273

About Aegon Governance and risk management Financial information Sustainability information

40 Transfers of financial assets
Transfers of financial assets occur when Aegon transfers contractual rights to receive cash flows of financial assets or when Aegon retains the contractual rights to receive the cash flows of the transferred financial asset but assumes a contractual obligation to pay the cash flows to one or more recipients in that arrangement.
In the normal course of business Aegon is involved in the following transactions:
•	Transferred financial assets that are not derecognized in their entirety:
°	Securities lending; whereby Aegon legally (but not economically) transfers assets and receives cash and non-cash collateral. The transferred assets are not derecognized. The obligation to repay the cash collateral is recognized as a liability. The non-cash
collateral is not recognized in the statement of financial position; and
°	Repurchase activities; whereby Aegon receives cash for the transferred assets. The financial assets are legally (but not economically) transferred but are not derecognized. The obligation to repay the cash received is recognized as a liability.
•	Transferred financial assets that are derecognized in their entirety and Aegon does not have a continuing involvement (normal sale);
•	Transferred financial assets that are derecognized in their entirety, but where Aegon has a continuing involvement;
•	Collateral accepted in the case of securities lending, reverse repurchase agreement and derivative transactions; and
•	Collateral pledged in the case of (contingent) liabilities, repurchase agreements, securities borrowing and derivative transactions.
The following disclosures provide details for transferred financial assets that are not derecognized in their entirety, transferred financial asset that are derecognized in their entirety, but where Aegon has a continuing involvement and assets have been accepted and pledged as collateral.
40.1 Transferred financial assets that have not been derecognized in their entirety
The following table reflects the carrying amount of financial assets that have been transferred to another party in such a way that part or all the transferred financial assets do not qualify for derecognition. Furthermore, it reflects the carrying amounts of the associated liabilities.

	2024
	FVOCI financial assets				FVPL financial assets
	Shares	Debt securities	Money market and other short- term investments	Other	Debt securities	Investments where the PH bears risk	Money market and other short- term investments	Other
Carrying amount of transferred assets	-	1,628	-	-	1	39	-	-

Carrying amount of associated liabilities	-	1,897	-	-	1	-	-	-

	2023
	FVOCI financial assets				FVPL financial assets
	Shares	Debt securities	Money market and other short- term investments	Other	Debt securities	Investments where the PH bears risk	Money market and other short- term investments	Other
Carrying amount of transferred assets	-	2,068	-	-	5	15	-	-

Carrying amount of associated liabilities	-	2,382	-	-	9	-	-	-
In transactions in which the Group neither retains nor transfers substantially all the risks and rewards of ownership of a financial asset and it retains control over the asset, the Group continues to recognize the asset to the extent of its continuing involvement, determined by the extent to which it is exposed to changes in the value of the transferred asset.
Securities lending and repurchase activities
The table above includes financial assets that have been transferred to another party under securities lending and repurchase activities.

274 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 40

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
year-end
2024 and
year-end
2023.
40.3 Assets accepted
Aegon receives collateral related to securities lending, reverse repurchase activities, and derivative transactions.
Non-cash
collateral is not recognized in the statement of financial position. To the extent that cash is paid for reverse repurchase agreements, a receivable is recognized for the corresponding amount.
The following tables present the fair value of the assets received in relation to securities lending and reverse repurchase activities:

Securities lending	2024	2023
Carrying amount of transferred financial assets	1,668	2,063

Fair value of cash collateral received	1,898	2,357

Fair value of non-cash collateral received	41	16

Net exposure	(271)	(309)

Reverse repurchase agreements	2024	2023
Cash paid for reverse repurchase agreements	324	442

Fair value of non-cash collateral received	343	467

Net exposure	(20)	(24)
The above items are conducted under terms that are usual and customary to standard securities lending activities, as well as requirements determined by exchanges where the bank acts as an intermediary.
For 2023 and 2024 there is no
Non-cash
collateral that can be sold or repledged in the absence of default and no
Non-cash
collateral has been sold or transferred.
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
These transactions are conducted under terms that are usual and customary to standard long-term borrowing, derivative, and securities borrowing activities, as well as requirements determined by exchanges where the bank acts as intermediary.
Non-cash
financial assets that are borrowed or purchased under agreement to resell are not recognized in the statement of financial position.
To the extent that cash collateral is paid, a receivable is recognized for the corresponding amount. If other non-cash
financial assets are given as collateral, these are not derecognized.

Annual Report on Form 20-F 2024 | 275

About Aegon Governance and risk management Financial information Sustainability information

The following tables present the carrying amount of collateral pledged and the corresponding amounts.

		2024		2023
	Where Aegon	Where the PH	Where Aegon	Where the PH
Assets pledged for general account and contingent liabilities	bears the risk	bears the risk	bears the risk	bears the risk
Contingent liabilities	2,143	-	2,290	-

Collateral pledged	4,282	-	4,171	-

Net exposure	(2,139)	-	(1,881)	-
For 2023 and 2024, there is no
Non-cash
collateral that can be sold or repledged by the counterparty.

Assets pledged for repurchase agreements	2024	2023
Cash received on repurchase agreements	-	29
Collateral pledged (transferred financial assets)	-	25

Net exposure	-	3
For 2024, there is no Cash collateral that can be sold or repledged by the counterparty (2023: EUR 3 million).
In order to trade derivatives on the various exchanges, Aegon posts margin as collateral. The amount of collateral pledged for derivative transactions was EUR 2.8 billion (2023: EUR 2.3 billion).
41 Offsetting, enforceable master netting arrangements, and similar agreements
The following table only includes financial positions for which there is a recognized corresponding position that could be offset under a legally enforceable master netting arrangement or similar agreement. Aegon also enters into collateralized (reverse) repo or security lending and borrowing transactions, for which the collateral is not recognized on the balance sheet. For further information on the financial positions resulting from such transactions please see note
40 Transfer of financial assets
. The table provides details relating to the effect, or potential effect, of netting arrangements, including rights to set-off,
associated with the entity’s recognized financial assets and recognized financial liabilities.

		Gross amounts		Related amounts not set off in
		of	Net amounts of	the statements of financial
		recognized	financial		position
		financial	assets
	Gross amounts	liabilities set	presented in		Cash collateral
Financial assets subject to	of	off in the	the		received
offsetting, enforceable master	recognized	statement of	statement of		(excluding
netting arrangements and similar	financial	financial	financial	Financial	surplus
agreements	assets	position	position	instruments	collateral	)	Net amount
2024

Derivatives	723	5	718	628	81		8

On December 31	723	5	718	628	81		8

2023

Derivatives	1,341	-	1,341	631	707		2

On December 31	1,341	-	1,341	631	707		2

		Gross amounts		Related amounts not set off in
		of	Net amounts of	the statements of financial
		recognized	financial		position
		financial	liabilities
	Gross amounts	assets set	presented in		Cash collateral
Financial liabilities subject to	of	off in the	the		pledged
offsetting, enforceable master	recognized	statement of	statement of		(excluding
netting arrangements and similar	financial	financial	financial	Financial	surplus
agreements	liabilities	position	position	instruments	collateral	)	Net amount
2024

Derivatives	2,302	-	2,302	1,537	710		55

On December 31	2,302	-	2,302	1,537	710		55

2023

Derivatives	2,361	-	2,361	1,245	1,026		90

On December 31	2,361	-	2,361	1,245	1,026		90
Financial assets and liabilities are offset in the statement of financial position when the Group has a legally enforceable right to offset and has the intention to settle the asset and liability on a net basis, or to realize the asset and settle the liability simultaneously. As shown in the second column there are EUR 5 millions of Derivatives offset in 2024 and no financial assets and liabilities offset in 2023.

276 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 42

The line Derivatives includes both derivatives for general account and derivatives where the policyholder bears the risk.
Aegon mitigates credit risk in derivative contracts by entering into collateral agreements, where practical, and in ISDA master netting agreements for each of Aegon’s legal entities to facilitate Aegon’s right to offset credit risk exposure. The credit support agreement will normally dictate the threshold over which collateral needs to be pledged by Aegon or its counterparty. Transactions requiring Aegon or its counterparty to post collateral are typically the result of over-the-counter
derivative trades, comprised mostly of interest rate swaps, currency swaps and credit swaps. These transactions are conducted under terms that are usual and customary to standard long-term borrowing, derivatives, securities lending and securities borrowing activities, as well as requirements determined by exchanges where the bank acts as an intermediary.
42 Companies and businesses acquired and divested
Companies and businesses acquired
2024
In February 2024, Aegon completed a strategic partnership with Nationwide Building Society (NBS) whereby Aegon acquired the existing financial planning service of NBS. The total consideration paid amounted to EUR 41 million and a deferred consideration of EUR 11 million. The total fair value of the customer-related intangible asset recognized amounts to EUR 40 million, the goodwill recognized amounts EUR 23 million. The goodwill represents the value of the assembled workforce, platform cost synergies and the ability of the established business to increase returns on an assembled collection of net assets.
2023
There were no significant acquisitions in 2023.
2022
On February 28, 2022, Transamerica acquired a 100% equity interest in TAG Resources, LLC (TAG). TAG aggregates small to mid-market
employer retirement plans (pooled-plan space) and provides administration and fiduciary oversight services as a third-party administrator for such plans, including providing plan design, consulting, and compliance to plan sponsors. The total consideration transferred amounted to EUR 33 million. Based on the purchase price allocation, the fair value of net assets amounted to EUR 17 million, resulting in goodwill of EUR 16 million. The acquisition did not have a material impact on Aegon’s capital position or results.
Companies and businesses divested
2024
On February 23, 2024, Aegon completed the divestment of the business - sale of its 56% stake in its associate - in India to lower the exposure to businesses outside of Aegon’s core focus that has been largely eliminated over recent years. The divestment did not have a material impact on Aegon’s capital position or results.
On July 1, 2024, the Part VII transfer of the individual protection policies relating to the sale of Aegon’s UK protection book to Royal London (announced in April 2023) was completed.
2023
On April 4, 2023, Aegon announced the sale of its UK individual protection book to Royal London. Under the terms of the agreement, Aegon UK will initially reinsure the portfolio to Royal London, followed by a Part VII transfer of the legal ownership of the individual protection book in 2024. The transfer is subject to court approval. Aegon UK’s individual protection business is a portfolio of life, critical illness, and income protection policies for 400,000 high-net-worth
individual customers, which was sold via independent financial advisers. The portfolio closed to new business on April 4, 2023. The sale does not have a material impact on Aegon’s capital position or results.
On June 1, 2023 Aegon announced the completion of the divestment of its businesses in Poland and Romania to Vienna Insurance Group AG Wiener Versicherung Gruppe (VIG) for EUR 125 million. The book loss on the transaction is EUR 78 million and is recorded in Aegon’s 2023 results. This was the final step to complete the full sale of Aegon’s insurance, pension, and asset management business in Central and Eastern Europe to VIG, following the closings of the divestments of the Hungarian and Turkish businesses in 2022.
On July 4, 2023, Aegon announced the completion of the combination of its Dutch pension, life and non-life
insurance, banking, and mortgage origination activities with a.s.r., and the beginning of its asset management partnership with a.s.r. As part of the transaction, Aegon received EUR 2.2 billion cash proceeds and almost a 30% stake in a.s.r.

Annual Report on Form 20-F 2024 | 277

About Aegon Governance and risk management Financial information Sustainability information

On July 21, 2023, Aegon announced the sale of its 56% stake in its associate in India, Aegon Life Insurance Company, to Bandhan Financial Holdings Limited, an Indian financial services company. The completion of the proposed transaction is subject to customary regulatory approvals which have been received in 2023.
2022
On March 23, 2022, and on April 21, 2022, Aegon completed the divestment of its Hungarian and Turkish businesses to VIG. The book gain amounted to EUR 288 million, which includes a loss of EUR 177 million related to the recycling of the foreign currency translation reserve and revaluation reserve through the income statement. As a result of this transaction, IFRS equity has increased by EUR 465 million. The completion of this sale is part of the full closing of the sale of Aegon’s insurance, pension, and asset management businesses in Central and Eastern Europe to VIG for EUR 830 million, as announced in November 2020. The sale of Aegon Poland and Aegon Romania was completed on June 1, 2023.
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
43 Group companies
1. Subsidiaries
The principal subsidiaries of the parent company Aegon Ltd. are listed by geographical segment. All are wholly owned, directly or indirectly, unless stated otherwise, and are involved in insurance or reinsurance business, pensions, asset management or services related to these activities. The voting power in these subsidiaries held by Aegon is equal to the shareholdings.
Americas
•	Transamerica Casualty Insurance Company, Cedar Rapids, Iowa (United States)
•	Transamerica Corporation, Wilmington, Delaware (United States)
•	Transamerica Financial Life Insurance Company, Harrison, New York (United States)
•	Transamerica Life Insurance Company, Cedar Rapids, Iowa (United States)
•	World Financial Group Insurance Agency, LLC, C ed ar Rapids, Iowa (United States)
United Kingdom
•	Aegon Investment Solutions Ltd., Edinburgh
•	Aegon Investments Ltd., London
•	Cofunds Limited, London
•	Scottish Equitable plc, Edinburgh
•	Origen Financial Services Limited, Farnborough
International
•	Aegon España S.A.U. de Seguros y Reaseguros, Madrid (Spain)
•	Transamerica Life (Bermuda) Ltd., Hamilton (Bermuda)
Asset Management
•	Aegon Asset Management Holding B.V., The Hague (The Netherlands)
•	Aegon Asset Management UK plc, Edinburgh (United Kingdom)
•	Aegon Investment Management B.V., The Hague (The Netherlands)
•	Aegon USA Investment Management, LLC , Cedar Rapids (United States)
•	Aegon USA Realty Advisors, LLC, Des Moines (United States)
The legally required list of participations as s
et
for
th in articles 379 and 414 of Book 2 of the Dutch Civil Code has been registered with the Trade Register in The Hague. Aegon Ltd. has issued a statement of liability as meant in Article 403 of Book 2 of the Dutch Civil Code for its subsidiary company Aegon Derivatives N.V.
2. Joint ventures
The principal joint ventures are listed by geographical segment. The voting powers in these joint ventures is equal to the shareholdings, unless stated otherwise.

278 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 43

International
•	Santander Generales Seguros y Reaseguros, S.A., Madrid (Spain) (51%)
•	Santander Vida Seguros y Reaseguros , S.A., Madrid (Spain) (51%)
•	Aegon Santander Portugal Não Vida – Companhia de Seguros S.A., Lisbon (Portugal) (51%)
•	Aegon Santander Portugal Vida – Companhia de Seguros de Vida S.A., Lisbon (Portugal) (51%)
•	Aegon THTF Life Insurance Co., Ltd., Shanghai (China) (50%)
•	Mongeral Aegon , Seguros e Previdencia S.A., Rio de Janeiro (Brazil) (59.2%, where Aegon has 50% voting rights)
•	Sicoob Seguradode de Vida e Previdência S.A., Rio de Janeiro (Brazil) (29.6%)
Asset Management
•	Aegon Industrial Fund Management Co., Ltd., Shanghai (China) (49%)
See note
21 Investments in joint ventures and associates
for further details on these investments.
3. Investments in associates
The principal investments in associates are listed by geographical segment. The v
o
ting powers in these associates is equal to the shareh
o
ldings, unless stated otherwise.
Holding
•	ASR Nederland N.V., Utrecht (29.95%)
Pursuant to the relationship agreement entered into with a.s.r. for a period of five years post closing (July 1, 2023), Aegon has an exclusive right to nominate up to two members of the Supervisory Board (if Aegon holds more than 20% of the shares it may nominate two members of which one qualifies as Independent Nominee and the other as
Non-independent
Nominee; if it holds 20% or less but more than 10% of the shares it may nominate one member who qualifies as
Non-independent
Nominee). In addition, Aegon has the right to designate its nominees for the Audit and Risk Committee and the ESG Committee if certain conditions are met. Furthermore, in the event that the incumbent CEO of a.s.r. does not serve the full term due to earlier resignation or dismissal, the appointment of the successor requires the unanimous vote of all Supervisory Directors in office.
For as long as Aegon holds more than 20% of the shares, the affirmative vote of the non-independent
Aegon nominee is required for:
•	significant changes to dividend policy (as per current stated a.s.r. policies);
•	certain dilutive transactions (issuance of equity or debt instruments); and
•	M&A transactions (acquisitions and divestments, joint ventures, and long-term co-operations) with a value exceeding EUR 500 million.
Furthermore, for as long as Aegon holds more than 20% of the shares, the below needs the unanimous vote of all Supervisory Directors in office and the affirmative vote of the non-independent
Aegon nominee:
•	material decisions on capital management, material reinsurance, and capital allocation / distribution, in each case to the extent this would result in a material change to the characteristics of the risk profile of (the enterprise of) a.s.r. and other than in the ordinary course of business.
Except for significant changes to the dividend policy, the same applies when Aegon holds 20% or less but more than 10% of the shares. If Aegon holds less than 10%, the relationship agreement from which the abovementioned rights derive is automatically terminated.
Asset Management
•	La Banque Postale Asset Management, Paris (France) (25%)
See note
21 Investments in joint ventures and associates
for further details on these investments.

Annual Report on Form 20-F 2024 | 279

About Aegon Governance and risk management Financial information Sustainability information

44 Related party transactions
In the normal course of business, Aegon enters into various transactions with related parties. Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operating decisions. Related parties of Aegon include, among other things, its associates, joint ventures, key management personnel, and the defined benefit and contribution plans. Transactions between related parties have taken place on an arm’s length basis. Transactions between Aegon and its subsidiaries that are deemed related parties have been eliminated in the consolidation and are not disclosed in the notes.
Related party transactions with joint ventures and associates

	2024			2023
	Joint ventures		Associates	Joint ventures		Associates
Assets		-	8		-	45

Liabilities		-	110		-	90

Income		47	96		42	49

Expenses		1	73		1	33
Liabilities mainly reflect the reimbursement rights of Aegon related to the defined benefit obligation to its employees in the Netherlands, insured with a.s.r. This reimbursement right was established in 2023 following the transaction between Aegon and a.s.r.
Income is attributable to fees from services provided for asset management activities as well as reimbursement for IT, operational and administrative services provided to insurance joint ventures.
Expenses are mainly reflecting transitional charges associated with the transaction between Aegon and a.s.r.
For joint ventures and associates related dividends and capital injections, please refer to note
21 Investments in joint ventures and associates
.
Remuneration of the Executive Director,
Non-Executive
Directors, and Key Management
The following table includes the expenses for remuneration, with amounts reflective of time spent on the Board.
Remuneration expenses

	2024	2023	2022
Non-Executive Directors	1.8	1.3	1.3

Executive Director	5.0	0.9	n.a.

Executive Board	-	4.3	5.2

Key Management 1	31.9	27.9	27.7

in fixed compensation	13.7	13.8	16.0

in cash based variable compensation	6.9	4.6	4.0

in share based variable compensation	7.4	5.0	3.5

in pension contributions	2.6	3.1	3.0

in other benefits	1.3	1.3	1.2

1	Key Management is inclusive of Non-Executive Directors, Executive Director, also reported separately above and Executive Committee Members.

*	n.a. in above table should be read as “not applicable”.
Fixed compensation of Key Management included severance payments of EUR 2 million in 2024, no such payments were paid in 2022 and 2023. Key Management consisted of all members of the Board and Executive Committee (see the chapter
Composition of the Boards
for more details).
Additional information on the remuneration of the Executive Director and
Non-Executive
Directors are disclosed in the
Remuneration report
.
Interests in Aegon Ltd. held by the Executive Director
Shares held in Aegon on December 31, 2024 by Mr. Friese amount to 160,357 (2023: 83,122; 2022: 72,081). The shares held in Aegon mentioned above do not exceed 1% of total outstanding share capital at the reporting date. At the reporting date, no loans with Aegon or outstanding balances such as guarantees or advanced payments exist for Mr. Friese.

280 |	Annual Report on Form 20-F 2024

Notes to the consolidated financial statements Note 44

Common shares held by
Non-Executive
Directors

Shares held in Aegon on December 31	2024	2023

Dona D. Young	13,260	13,260

Total	13,260	13,260
Shares held by the
Non-Executive
Directors are only disclosed for the period for which they have been part of the Board of Directors. At the reporting date, no loans with Aegon or outstanding balances such as guarantees or advanced payments exist for the
Non-Executive
Directors.
Other related party transactions
Other related party transactions include, among others, transactions between Aegon Ltd. and Vereniging Aegon.
On December 16, 2024, Aegon repurchased 36,371,440 common shares B from Vereniging Aegon for the amount of EUR 5,541,443.48 based on
1/40
th of the Value Weighted Average Price of the common shares of the five trading days preceding this transaction. The repurchase of common shares B was executed to bring the aggregate holding of voting shares by Vereniging Aegon in Aegon in line with its special cause voting rights of 32.6% following the completion of the share buyback programs, initiated by Aegon in May 2024 and July 2023 following the transaction with a.s.r.
On July 8, 2024, Aegon entered into a share repurchase agreement with Vereniging Aegon, pursuant to which Vereniging Aegon agreed to participate in Aegon’s 2024 200 million euro share buyback program for an aggregate consideration of EUR 37 million euro equally distributed over the total number of trading days during the program whereby the number of shares repurchased has been determined based on the daily volume-weighted average price per common share on Euronext Amsterdam, resulting in Aegon repurchasing 6,407,476 from Vereniging Aegon in the 2024 share buyback program that ended on December 13, 2024.
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
On December 8, 2023, Aegon entered into a share repurchase agreement with Vereniging Aegon, pursuant to which Vereniging Aegon agreed to participate (pro rata of their ownership) in the second and third tranche of Aegon’s 2023 1.535 billion Euro share buyback program for an aggregate consideration of EUR 139,5 million Euro equally distributed over the total number of trading days during the program whereby the number of shares repurchased has been determined based on the daily volume-weighted average price per common share on Euronext Amsterdam, resulting in Aegon repurchasing 24,842,939 from Vereniging Aegon in the 2023 1.535 billion Euro share buyback program that ended on 28 June 2024.
On August 16, 2023, the members of Vereniging Aegon voted to instruct the board of Vereniging Aegon, subject to the board’s fiduciary duties, to vote all of Vereniging Aegon’s common shares and common shares B (based on one vote per 40 common shares B) at Aegon N.V.’s Extraordinary General meeting of September 29, 2023 and at Aegon S.A.’s extraordinary meeting of September 30, 2023 in favor the change in legal domicile of Aegon from the Netherlands to Bermuda by means of the cross-border conversion of Aegon N.V. into Aegon S.A. and the subsequent cross-border conversion of Aegon S.A. into Aegon Ltd. (the “Redomiciliation”). Following such vote of the members of Vereniging Aegon, the board of Vereniging Aegon is obligated, pursuant to the terms of a voting undertaking agreement, dated June 29, 2023, between Aegon N.V. and Vereniging Aegon, and subject to the board’s fiduciary duties, to vote all of such shares in favor of the Redomiciliation.
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

Annual Report on Form 20-F 2024 | 281

About Aegon Governance and risk management Financial information Sustainability information

On November 21, 2022, the members of Vereniging Aegon voted to instruct the board of Vereniging Aegon, subject to the board’s fiduciary duties, to vote all of Vereniging Aegon’s common shares and common shares B (based on one vote per 40 common shares B) at Aegon Ltd.’s next Extraordinary General meeting in favor of Aegon divesting its business operations in the Netherlands to A.S.R. Nederland N.V. for cash consideration and almost 30% share interest in A.S.R. Nederland N.V (the “Transaction”). Following such vote of the members of Vereniging Aegon, the board of Vereniging Aegon is obligated, pursuant to the terms of a voting undertaking agreement, dated October 27, 2022, between Aegon Ltd. and Ve re
niging Aegon, and subject to the board’s fiduciary duties, to vote all of such shares in favor of the Transaction.
45 Events after the reporting period
On January 13, 2025 Aegon started a new share buyback program of EUR 150 million which is expected to be completed by June 30, 2025. The new EUR 150 million share buyback program will include an amount of about EUR 40 million to meet Aegon’s obligations resulting from the share-based compensation plans for senior management. Aegon intends to cancel the remainder of the repurchased shares resulting from the new planned share buyback program, subject to any relevant approval.
On January 13, 2025 Aegon has entered into an agreement with its largest shareholder, Vereniging Aegon, to participate in the new EUR 150 million share buyback program. Vereniging Aegon will participate pro-rata
in the share buyback program based on its combined common shares and common shares B which represent about 18.4% of the total shareholders’ voting rights that are currently exercisable. This results in a buyback amount of EUR 20 million. The number of common shares that Aegon will repurchase from Vereniging Aegon will be determined based on the daily volume-weighted average price per common share on Euronext Amsterdam.
The Hague, the Netherlands, March 26, 2025
Board of Directors
Lard Friese
William L. Connelly
Albert Benchimol
Mark A. Ellman
Karen Fawcett
Jack McGarry
Caroline Ramsay
Thomas Wellauer
Corien M. Wortmann
Dona D. Young

282 |	Annual Report on Form 20-F 2024

Financial statements of Aegon Ltd.

284	Income statement of Aegon Ltd.

285	Statement of financial position of Aegon Ltd.

Notes to the financial statements of Aegon Ltd.

286	1	General information

286	2	Material accounting policies information

286	3	Investment income

286	4	Results from financial transactions

287	5	Commissions and expenses

287	6	Interest charges and related fees

287	7	Income tax

287	8	Shares in group companies

288	9	Loans to group companies

288	10	Non-current assets

288	11	Receivables

288	12	Other current assets

288	13	Share capital

290	14	Shareholders’ equity

292	15	Other equity instruments

293	16	Subordinated borrowings

294	17	Long-term borrowings

294	18	Defined benefit plans

295	19	Other non-current liabilities

295	20	Current liabilities

295	21	Commitments and contingencies

295	22	Number of employees

295	23	Auditor’s remuneration

296	24	Events after the reporting period

296	25	Proposal for profit appropriation

Other information

297	Profit appropriation

298	Major shareholders

Other financial information

302	Schedule I

303	Schedule II

305	Schedule III

306	Schedule IV

307	Schedule V

308	Auditor’s report on the Annual Report on Form 20-F

Annual Report on Form 20-F 2024 | 283

About Aegon Governance and risk management Financial information Sustainability information

Income statement of Aegon Ltd.
For the year ended December 31

Amounts in EUR million	Note	2024	2023
Result

Investment Income	3	86	88

Total revenues		86	88

Results from financial transactions	4	1	21
Total result		87	108

Charges

Commissions and expenses	5	95	104

Interest charges and related fees	6	129	137
Total charges		224	241
Result before tax		(137)	(133)

Income tax	7	19	19
Result after tax		(118)	(114)

Net result group companies	8	806	(65)

Net result		688	(179)

284 |	Annual Report on Form 20-F 2024

Financial statements of Aegon Ltd.

Statement of financial position of Aegon Ltd.
On December 31

Before profit appropriation, amounts in EUR million	Note	2024	2023

Non-current assets

Financial fixed assets

Shares in group com p anies	8	8,653	8,536

Loans to group companies	9	330	780

Other non-current assets	10	40	-

		9,023	9,316

Current assets

Receivables

Receivables from group companies	11	20	138

Other receivables	11	106	77

Other current assets	12	32	48

Accrued interest and rent		4	18

		162	281

Cash and cash equivalents

Cash and cash equivalents		1,888	2,304

Total assets		11,073	11,900

Shareholders’ equity

Share capital	13	241	265

Share premium	14	6,853	6,853

Revaluation account	14	(3,696)	(3,760)

Legal reserves – foreign currency translation reserve	14	999	474

Legal reserves in respect of group companies	14	1,367	1,134

Retained earnings, including treasury shares	14	1,835	3,693

Remeasurement of defined benefit plans of group companies	14	(1,072)	(1,006)

Net result	14	688	(179)

		7,215	7,475

Other equity instruments	15	1,972	1,951

Total equity		9,187	9,426

Provisions

Deferred tax liability		12	3

		12	3

Non-current liabilities

Subordinated borrowings	16	770	1,418

Long-term borrowings	17	781	745

Defined benefit liabilities	18	53	-

Other non-current liabilities	19	26	-

		1,629	2,163

Current liabilities	20

Loans from group companies		4	4

Payables to group companies		70	73

Other current liabilities		159	202

Accruals and deferred income		12	30

		245	309

Total liabilities		1,886	2,475

Total equity and liabilities		11,073	11,900

Annual Report on Form 20-F 2024 | 285

About Aegon Governance and risk management Financial information Sustainability information

Notes to the financial statements of Aegon Ltd.
1 General information
Aegon Ltd. is an exempted company with liability limited by shares organized under the laws of Bermuda and registered with the Bermuda Registrar of Companies under number 202302830 and recorded in the Commercial Register of The Hague registered under number 27076669 and with its registered address at Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda. As of October 1, 2023 the Bermuda Monetary Authority has been Aegon’s group supervisor.
Aegon Ltd. has its headquarters in the Netherlands at Aegonplein 50, 2591 TV, The Hague. As Aegon Ltd. currently qualifies as a non-Resident
Company under Dutch law, certain Dutch law provisions remain applicable to it, including certain provisions of title 9 Book 2 of the Dutch Civil Code regarding the preparation and publication of its annual accounts.
Aegon Ltd. serves as the holding company for the Aegon Group and has listings of its common shares on Euronext Amsterdam and on the New York Stock Exchange (NYSE).
Aegon Ltd. (or “the Company”) and its subsidiaries (“Aegon” or “the Group”) have life insurance and pensions operations and are also active in savings and asset management operations, accident and health insurance and general insurance. Aegon operates fully owned businesses in the United States, the United Kingdom and in asset management, and Aegon also operates partnerships in Spain & Portugal, China, and Brazil, and a strategic partnership in the Netherlands. The Group employs around 15,600 people worldwide (2023: around 15,700).
Please note that the designation is uniformly Aegon Ltd. even if it was Aegon N.V. before October 1, 2023.
2 Material accounting policies information
The financial statements have been prepared in accordance with accounting principles as embodied in Part 9 of Book 2 of the Dutch Civil Code. In accordance with 2:362 (8) of the Dutch Civil Code, the Company’s financial statements are prepared based on the accounting principles of recognition, measurement and determination of profit, as applied in the consolidated financial statements. These principles also include the classification and presentation of financial instruments, being equity instruments or financial liabilities.
The group companies are recognized using the equity method, determined on the basis of the consolidated accounting policies as applied in the consolidated financial statements of the Group. For details on the accounting policies applied for the group companies, see the consolidated financial statements.
Legal reserves in respect of group companies include net increases in net asset value of subsidiaries and associates since their first inclusion, less any amounts that can be distributed without legal restrictions.
A reference is made to note
2 Material accounting policies
information of the consolidated financial statements for the description of the accounting policies applied.
3 Investment income

	2024	2023
Interest income from short-term investments	67	82

Interest income from intercompany loans	19	20

Interest income from derivatives	-	(14)

Total	86	88
4 Results from financial transactions

	2024	2023
Net fair value change of derivatives	2	19

Net foreign currency gains and (losses)	-	1

Total	1	21
Net fair value change of derivatives mostly comprises of fair value changes on derivatives that are designated as economic hedges for which no hedge accounting is applied.

286 |	Annual Report on Form 20-F 2024

Notes to the financial statements of Aegon Ltd. Note 5

5 Commissions and expenses

	2024	2023
Employee expenses	80	82

Administration expenses	65	80

Cost sharing to group companies	(51)	(58)

Total	95	104
6 Interest charges and related fees

	2024	2023
Subordinated borrowings	53	69

Borrowings	50	53

Derivatives	19	-

Other	7	14

Total	129	137
7 Income tax

	2024	2023

Current tax

Current tax	19	19

Income tax for the period (result) / charge	19	19

Reconciliation between standard and effective tax

Result before tax	(137)	(133)

Tax on result at Dutch corporate result tax rate	35	34

Differences due to the effect of:

Prior year adjustments	1	(2)

Non-tax-deductible expenses	(7)	(14)

Non-recognition of deferred tax assets	(11)	-

Total	19	19
The applicable corporate income tax rate for 2024 is 25% (2023: 25%). The effective tax rate for 2024 is 14% (2023: 14%).
8 Shares in group companies

	2024	2023
On January 1	8,536	10,338

Capital contributions and acquisitions	207	3,752

Dividend received	(1,444)	(6,613)

Net result for the financial year	806	(65)

Revaluations	548	1,124

On December 31	8,653	8,536
Capital contributions and acquisitions relates to executed capital contributions from the parent company to the business units and also reflects the impact of legal changes within the Group. The movement in 2023 is predominantly reflecting the completion of the combination with a.s.r. Dividend received is reflects remittances from the business units to the parent company. The movement in 2023 is largely related to the upstream of the proceeds from the completion of the combination with a.s.r.
For a list of names and locations of the most important group companies, see note
43 Group companies
of the consolidated financial statements of the Group. The legally required list of participations as set forth in article 379 of Book 2 of the Dutch Civil Code has been registered with the Commercial Register of The Hague.

Annual Report on Form 20-F 2024 | 287

About Aegon Governance and risk management Financial information Sustainability information

9 Loans to group companies

	2024	2023

On January 1	780	1,435

Additions / (redemptions)	(490)	(605)

Net exchange differences	40	(52)

On December 31	330	780

Current	83	520

Non-current	246	260
10
Non-current
assets

	2024	2023

Lease assets	26	-

Reimbursement rights	5	-

Property, Plant & Equipment	9	-

Total	40	-
Lease assets include the
right-of-use
asset and net investment in the lease related to the lease of Aegon’s new office at World Trade Center (WTC) Schiphol Airport, and the partial sublease to Aegon Asset Management.
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
Other receivables included an income tax receivable of EUR 99 million (2023: EUR 20 million).
12 Other current assets
Other current assets include derivatives with positive fair values of EUR 26 million (2023: EUR 39 million).
13 Share capital

Issued and outstanding capital	2024	2023

Common shares	198	218

Common shares B	42	47

Total share capital	241	265

Common shares	2024	2023

Authorized share capital	480	480

Number of authorized shares (in million)	4,000	4,000

Par value in cents per share	12	12

Common shares B	2024	2023

Authorized share capital	240	240

Number of authorized shares (in million)	2,000	2,000

Par value in cents per share	12	12
All issued common shares and common shares B each have a nominal value of EUR 0.12 and are fully paid up. The Board is authorized, subject to certain restrictions of Bermuda law and the bylaws, to repurchase Aegon Ltd. shares.
Vereniging Aegon, based in The Hague, the Netherlands, holds all the issued and outstanding common shares B.
For detailed information on the transactions between Aegon Ltd. and Vereniging Aegon, see note
44 Related party transactions
to the consolidated financial statements of the Group.

288 |	Annual Report on Form 20-F 2024

Notes to the financial statements of Aegon Ltd. Note 13

The following table shows the movement during the year in the number of common shares and common shares B:

	Common shares		Common shares B

	Number of shares (thousands)	Total amount	Number of shares (thousands)	Total amount

On January 1, 2023	2,109,430	253	546,196	66

Shares withdrawn	(294,703)	(35)	(156,437)	(19)

On December 31, 2023	1,814,727	218	389,759	47

Shares withdrawn	(161,929)	(19)	(36,371)	(4)

On December 31, 2024	1,652,797	198	353,388	42
The following table shows the weighted average number of common shares and common shares B:

	Weighted average number of common shares (thousands)	Weighted average number of common shares B (thousands)

2023	2,067,119	523,149

2024	1,753,162	388,169
Short-term and long-term incentive plans
For detailed information on the short-term and long-term incentive plans, see note
13 Other operating expenses
to the consolidated financial statements of the Group.
Board remuneration
Detailed information on remuneration of active and retired members of the Board of Directors including their share plans, along with information about shares held in Aegon by the members of the Boards is included in note
44 Related party transactions
to the consolidated financial statements of the Group and in the
Remuneration Report
.

Annual Report on Form 20-F 2024 | 289

About Aegon Governance and risk management Financial information Sustainability information

14 Shareholders’ equity

	Share capital	Share premium	Revaluation account	Legal reserves FCTR	Legal reserves group companies	Retained earnings	Remeasurement of defined benefit plans of group companies	Treasury shares	Net result	Total
On January 1, 2024	265	6,853	(3,760)	474	1,134	4,039	(1,006)	(346)	(179)	7,475

Net result 2023 retained	-	-	-	-	-	(179)	-	-	179	-

Net result 2024 recognized in the income statement	-	-	-	-	-	-	-	-	688	688
Total net result	-	-	-	-	-	(179)	-	-	867	688

Foreign currency translation differences and movement in foreign investment hedging reserves	-	-	-	524	-	-	(60)	-	-	464

Changes in revaluation in subsidiaries	-	-	65	-	-	-	-	-	-	65

Changes in revaluation reserve real estate held for own use	-	-	(1)	-	-	-	-	-	-	(1)

Remeasurement of defined benefit plans of group companies	-	-	-	-	-	-	(5)	-	-	(5)

Changes and transfer to legal reserve	-	-	-	-	233	(186)	-	-	-	47

Other	-	-	-	-	-	(5)	-	-	-	(5)
Total other comprehensive income / (loss)	-	-	62	524	233	(191)	(66)	-	-	564

Shares withdrawn	(24)	-	-	-	-	24	-	-	-	-

Issuance and purchase of treasury shares	-	-	-	-	-	(835)	-	(52)	-	(887)

Dividends paid on common shares	-	-	-	-	-	(521)	-	-	-	(521)

Dividend withholding tax reduction	-	-	-	-	-	3	-	-	-	3

Coupons on perpetual securities						(77)				(77)

Incentive plans	-	-	-	-	-	(31)	-	-	-	(31)

On December 31, 2024	241	6,853	(3,696)	999	1,367	2,233	(1,072)	(398)	688	7,215

290 |	Annual Report on Form 20-F 2024

Notes to the financial statements of Aegon Ltd. Note 14

	Share capital	Share premium	Revaluation account	Legal reserves FCTR	Legal reserves group companies	Retained earnings	Remeasurement of defined benefit plans of group companies	Treasury shares	Net result	Total
On January 1, 2023	319	6,853	(4,551)	736	2,821	5,439	(1,565)	(668)	(569)	8,815

Net result 2022 retained	-	-	-	-	-	(569)	-	-	569	-

Net result 2023 recognized in the income statement	-	-	-	-	-		-	-	(179)	(179)
Total net result	-	-	-	-	-	(569)	-	-	390	(179)

Foreign currency translation differences and movement in foreign investment hedging reserves	-	-	-	(262)	-	-	14	-	-	(248)

Changes in revaluation in subsidiaries	-	-	799	-	-	-	-	-	-	799

Changes in revaluation reserve real estate held for own use	-	-	(6)	-	-	-	-	-	-	(6)

Remeasurement of defined benefit plans of group companies	-	-	-	-	-	-	545	-	-	545

Disposal of group assets	-	-	-	-	-	(634)	-	-	-	(634)

Changes and transfer to legal reserve	-	-	(2)	-	(1,687)	1,662	-	-	-	(27)

Other	-	-	-	-	-	9	-	-	-	9
Total other comprehensive income / (loss)	-	-	791	(262)	(1,687)	1,037	559	-	-	438

Shares withdrawn	(54)	-	-	-	-	54	-	-	-	-

Dividends paid on common shares	-	-	-	-	-	(495)	-	-	-	(495)

Issuance and purchase of treasury shares	-	-	-	-	-	(1,374)	-	322	-	(1,052)

Dividend withholding tax reduction	-	-	-	-	-	1	-	-	-	1

Coupons on perpetual securities	-	-	-	-	-	(48)	-	-	-	(48)

Incentive plans	-	-	-	-	-	(5)	-	-	-	(5)

On December 31, 2023	265	6,853	(3,760)	474	1,134	4,039	(1,006)	(346)	(179)	7,475
In accordance with Dutch GAAP requirements, the balance of the revaluation account includes a legal reserve for positive revaluation amounts on FVOCI financial assets and cash flow hedging reserves, after taking into account the reducing effect of unrealized value increases of insurance contract liabilities, of EUR 1,491 million (2023: EUR 491 million). The revaluation linked to cash flow hedging is identified on individual cash flow hedge positions. In addition, a legal reserve also exists for unrealized gains on investments that are accounted FVPL and have no frequent market listing for an amount of EUR 834 million (2023: EUR 907 million).
For details on distributable reserves, see note
37 Capital management
and solvency
to the consolidated financial statements.

Annual Report on Form 20-F 2024 | 291

About Aegon Governance and risk management Financial information Sustainability information

Movements in the number of treasury common shares held by Aegon Ltd. were as follows:

	2024		2023

	Number of shares (thousands )	Amount	Number of shares (thousands )	Amount

On January 1	72,320	345	145,821	662

Transactions in 2024:

Purchase: 1 transaction, average price EUR 5.38	85,321	459

Sale: 1 transaction, average price EUR 4.77	(6,649)	(32)

Purchase: 1 transaction, average price EUR 5.81	44,904	261

Shares withdrawn: 1 transaction, average price EUR 5.06	(126,961)	(643)

Purchase: 1 transaction, average price EUR 5.76	23,468	135

Purchase: 1 transaction, average price EUR 5.59	11,501	64

Shares withdrawn: 1 transaction, average price EUR 5.51	(34,969)	(193)

Transactions in 2023:

Purchase: 1 transaction, average price EUR 5.00			8,516	43

Sale: 2 transactions, average price EUR 4.46			(4,924)	(22)

Purchase: 1 transaction, average price EUR 4.27			46,798	200

Sale: 1 transaction, average price EUR 4.46			(69)	-

Shares withdrawn: 1 transaction, average price EUR 4.59			(79,703)	(366)

Purchase: 2 transactions, average price EUR 4.77			170,881	815

Shares Withdrawn: 1 transaction, average price EUR 4.59			(215,000)	(986)

On December 31	68,934	397	72,320	345
Movements in the number of treasury common shares B held by Aegon Ltd. were as follows:

	2024			2023

	Number of shares (thousands	)	Amount	Number of shares (thousands )	Amount

On January 1	7,945		1	51,763	6

Transactions in 2024:

Sale: 1 transaction, average price EUR 0.15	36,371		6

Shares withdrawn: 1 transaction, average price EUR 0.15	(36,371)		(5)

Transactions in 2023:

Shares withdrawn: 1 transaction, average price EUR 0.11				(43,817)	(5)

Purchase: 1 transaction, average price EUR 0.13				112,619	15

Shares withdrawn: 1 transaction, average price EUR 0.13				(112,619)	(15)

On December 31	7,945		1	7,945	1
15 Other equity instruments

	Perpetual contingent convertible securities	Junior perpetual capital securities	Perpetual cumulative subordinated bonds	Share options and incentive plans 1	Total

On January 1, 2024	500	923	454	74	1,951

Shares granted / Share options cost incurred	-	-	-	49	49

Shares vested / Share options forfeited	-	-	-	(28)	(28)

On December 31, 2024	500	923	454	95	1,972

On January 1, 2023	500	923	454	66	1,943

Shares granted / Share options cost incurred	-	-	-	33	33

Shares vested / Share options forfeited	-	-	-	(25)	(25)

On December 31, 2023	500	923	454	74	1,951

1	Incentive plans include the shares granted to personnel which are not yet vested.

Perpetual contingent convertible securities	Coupon rate		Coupon date	Year of next call	2024	2023

EUR 500 million	5.625%	1	Semi-annually, April 15	2029	500	500

On December 31					500	500

1	The coupon is fixed at 5.625% until the first call date and reset thereafter to a 5 year mid swap plus a margin of 5.207%.

292 |	Annual Report on Form 20-F 2024

Notes to the financial statements of Aegon Ltd. Note 16

The securities have been issued at par and have subordination provisions, ranking junior to all other liabilities and senior to shareholders’ equity only. The conditions of the securities contain certain provisions for coupon payment deferral. Although the securities have no stated maturity, Aegon has the right to call the securities for redemption at par for the first time between April 15, 2029 and October 15, 2029, and at every reset date (October 15, with five year intervals) thereafter.

Junior perpetual capital securities	Coupon rate	Coupon date	Year of next call	2024	2023

USD 500 million	floating CMS rate 1	Quarterly, July 15	2025	402	402

EUR 950 million 3	floating DSL rate 2	Quarterly, July 15	2025	521	521

On December 31				923	923

1
The coupon of the USD 500 million junior perpetual capital securities is reset each quarter based on the aggregate of (i) the
10-year
USD SOFR ICE swap rate, (ii) a spread adjustment of
29
basis points and (iii) a credit spread of
10
basis points, with a maximum of 8.5%.

2
The coupon of the EUR 950 million junior perpetual capital securities is reset each quarter based on the then prevailing
10-year
Dutch government bond yield plus a spread of
10
basis points, with a maximum of 8%.

3	On April 5, 2022 Aegon completed a tender offer buying back EUR 429 million of perpetual capital securities, part of the EUR 950 million notes issued in 2004.
The interest rate exposure on these securities has been swapped to a SOFR or EURIBOR based yield.
The securities have been issued at par, and have subordination provisions, ranking junior to all other liabilities and senior to shareholders’ equity only. The conditions of the securities contain certain provisions for coupon payment deferral and, in situations under Aegon’s control, mandatory coupon payment events. Although the securities have no stated maturity, Aegon has the right to call the securities for redemption at par for the first time on the coupon date in the years as specified, or on any coupon payment date thereafter.

Perpetual cumulative subordinated bonds	Coupon rate	Coupon date	Year of next call	2024	2023

EUR 114 million	1.506% 1, 4	Annually, June 8	2025	114	114

EUR 136 million	1.425% 2, 4	Annually, October 14	2028	136	136

EUR 203 million	0.496% 3, 4	Annually, March 4	2031	203	203

On December 31				454	454

1	The coupon of the EUR 114 million bonds was originally set at 8% until June 8, 2005. Subsequently, the coupon has been reset at 4.156% until June 8, 2015 and 1.506% until June 8, 2025.
2	The coupon of the EUR 136 million bonds was originally set at 7.25% until October 14, 2008. Subsequently, the coupon has been reset at 5.185% until October 14, 2018 and 1.425% until October 14, 2028.
3	The coupon of the EUR 203 million bonds was originally set at 7.125% until March 4, 2011. Subsequently, the coupon has been reset at 4.26% until March 4, 2021 and 0.496% until March 4, 2031.
4
If the bonds are not called on the respective call dates and after consecutive period of 10 years, the coupons will be reset at the then prevailing effective yield of
10-year
Dutch government securities plus a spread of
85
basis points.

These bonds have the same subordination provisions as dated subordinated debt. In addition, the conditions of the bonds contain provisions for coupon payment deferral. Although the bonds have no stated maturity, Aegon has the right to call the bonds for redemption at par for the first time on the coupon date in the year of next call.
16 Subordinated borrowings

	Coupon rate	Coupon date	Issue / Maturity	Year of next call	2024	2023

Fixed to floating subordinated notes

EUR 700 million	4% 1	Annually, April 25	2014/ 44	-	-	700

USD 800 million	5.5% 2	Semi-annually, April 11	2018/ 48	2028	770	718

On December 31					770	1,418

Fair value of subordinated borrowings					763	1,392

1	The coupon was fixed at 4% until the first call date and floating thereafter with a 3 months EURIBOR plus a margin of 335 bps.
2	The coupon is fixed at 5.5% until the first call date in 2028 and floating thereafter with a 6 month USD LIBOR (subject to US LIBOR Act) plus a margin of 3.539%.
These securities are subordinated, ranking senior to the junior perpetual capital securities, equally with the perpetual cumulative subordinated bonds and junior to all other liabilities. The conditions of the securities contain certain provisions for coupon payment deferral. There were no defaults or breaches of conditions during the period.
Effective April 25, 2024, Aegon redeemed the EUR 700 million fixed-to-floating
subordinated notes.

Annual Report on Form 20-F 2024 | 293

About Aegon Governance and risk management Financial information Sustainability information

17 Long-term borrowings

	2024	2023

Remaining terms less than 1 year	-	-

Remaining terms 1 - 5 years	-	-

Remaining terms 5 - 10 years	301	287

Remaining terms over 10 years	480	457

On December 31	781	745

Fair value of long-term borrowings	835	847
The redemption periods of borrowings vary from 7 years up to 15 years. The interest rates vary from 6.125% to 6.625% per annum.
18 Defined benefit plans
From July 1, 2023, following the transaction with a.s.r., employees of Aegon located in the Netherlands are employed by Aegon Employees Netherlands B.V. (AEN), an Aegon subsidiary included in the Holdings segment. AEN offers a defined contribution pension scheme to all employees in the Netherlands.
Until July 1, 2023, Aegon Nederland N.V. (legally merged with ASR Nederland N.V. on October 1, 2023 and therefore hereafter referred to as a.s.r.) was the employer of the employees of Aegon located in the Netherlands and operated a closed defined benefit pension plan under a pension contract. As of January 1, 2020, the defined benefit pension plan is closed for new members and there will be no further accrual of benefits to existing members. Entitlements before January 1, 2020, will remain unchanged and the indexation for those accruals will remain in force. The pension contract was updated as AEN was added as an employer upon the date of the transfer of employees to AEN.
Until December 2024, the defined benefit plans were recorded on the balance sheet of AEN. In December 2024, the rights and obligations from these plans were transferred from AEN to Aegon Ltd. and Aegon Asset Management Holding B.V.
The following sections contain a general description of the closed defined benefit plan related to Aegon Ltd. For further details including a summary of the principal actuarial assumptions applied in determining the value of the defined benefit plans reference is made to note 33 Defined benefit plans of Aegon’s consolidated financial statements.

	2024	2023

Reimbursement rights retirement benefit plans	50	-

Present value of the expected guaranteed premiums and management fees	(44)	-

Total Reimbursement rights	5	-

Retirement benefit plans	50	-

Other post-employment benefit plans	3	-

Total defined benefit liabilities	53	-

		2024			2023

Movements during the year in defined benefit plans	Retirement benefit plans	Other post- employment benefit plans	Total	Retirement benefit plans	Other post- employment benefit plans	Total

On January 1	-	-	-	-	-	-

Defined benefit expenses	2	-	2	-	-	-

Remeasurements of defined benefit plans	(1)	(1)	(2)	-	-	-

Transfer from AEN	49	4	53	-	-	-

On December 31	50	3	53	-	-	-

Movements during the year of the present value of the expected guaranteed premiums and management fees	2024	2023

On January 1	-	-

Remeasurements of the defined benefit obligations:

- Actuarial gains and losses arising from changes in financial assumptions	5	-

Benefits paid	(1)	-

Transfer from AEN	40	-

On December 31	44	-

294 |	Annual Report on Form 20-F 2024

Notes to the financial statements of Aegon Ltd. Note 19

The defined benefit plans cover retirement benefits, disability, death and survivor pensions and the defined benefit obligation amounts to EUR 50 million at December 31, 2024. The defined benefit obligation is backed by investments owned by a.s.r. The obligation of a.s.r. to fund the defined benefit obligation through these investments is reported as a reimbursement right on the balance sheet of Aegon Ltd. (refer to Note 10 Other non-current
assets of Aegon Ltd.). The average remaining duration of the defined benefits obligation is 20.8 years.
Also included in the reimbursement rights is the present value of the expected guaranteed premiums and management fees to be paid to a.s.r. The present value as of December 31, 2024 amounts to EUR 44 million, discounted at a rate of 3.51%.
The liabilities related to other post-employment benefit plans, consisting of former Board of Directors unconditional indexation, jubilee and mortgage discount liabilities, are wholly unfunded and amount to EUR 3 million at December 31, 2024. The weighted average duration of the other post-employment benefit plans is 11.4 years.
19 Other
non-current
liabilities
Other
non-current
liabilities primarily comprise lease liabilities amounting to EUR 25 million, which relates to Aegon’s new office at World Trade Center (WTC) Schiphol Airport. Of the lease liability, EUR 12 million matures within the first 5 years.
20 Current liabilities
Loans from and payables to group companies have a maturity of less than one year. Other current liabilities include derivatives with negative fair values of EUR 44 million (2023: EUR 90 million).
21 Commitments and contingencies
Aegon Ltd. has guaranteed and is severally liable for the following:
•	Due and punctual payment of payables under letter of credit agreements applied for by Aegon as co-applicant
with its captive insurance companies that are subsidiaries of Transamerica Corporation and Commonwealth General Corporation. As at December 31, 2024, the letter of credit arrangements utilized by captives to provide collateral to affiliates amounted to EUR 88 million (2023: EUR 526 million); from that date, no amounts had been drawn, or were due under these facilities;
•	Due and punctual payment of payables by the consolidated group companies Transamerica Corporation, Aegon Funding Company LLC and Commonwealth General Corporation with respect to fixed subordinated notes, bonds, capital trust pass-through securities and notes issued under commercial paper programs amounting to EUR 1,808 million (2023: EUR 1,007 million); and
•	Due and punctual payment of any amounts owed to third parties by the consolidated group company Aegon Derivatives N.V. in connection with derivative transactions. Aegon Derivatives N.V. enters into derivative transactions with counterparties with which ISDA master netting agreements, including collateral support annex agreements, have been agreed. Net (credit) exposure on derivative transactions with these counterparties was therefore limited as at December 31, 2024.
22 Number of employees
There were no employees employed by Aegon Ltd. in 2024 (2023: nil).
23 Auditor’s remuneration

	Total remuneration of the group		Of which in the Netherlands

	2024	2023	2024	2023

Audit fees	32	33	6	4

Audit-related service fees	5	11	-	-

Tax	-	-	-	-

Other services	-	-	-	-

Total	37	44	6	4
Following the redomiciliation, the Board proposed for approval to the shareholders meeting the appointment of Ernst & Young Accountants LLP as independent auditor of Aegon Ltd. for the financial statements of 2024. The proposal was approved by the general meeting of shareholders in September 2023. EY Accountants B.V. succeeded Ernst & Young Accountants LLP as independent auditor of Aegon Ltd. effective June 29, 2024. Auditor PricewaterhouseCoopers Accountants N.V. served as the independent auditor of Aegon Ltd. for the financial statements of 2023.
Audit fees consist of fees billed for the annual financial statements audit (including quarterly reviews), subsidiary audits, equity investment audits, and other procedures required to be performed by the independent auditor to be able to form an opinion on Aegon’s consolidated financial statements. These other procedures include information systems and procedural reviews and testing performed in order to understand and place reliance on the systems of internal control, and consultations relating to the audit or quarterly review.

Annual Report on Form 20-F 2024 | 295

About Aegon Governance and risk management Financial information Sustainability information

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
Audit-related services include, among others, assurance services to report on internal controls for third parties, due diligence services pertaining to potential business acquisitions/dispositions; discussions, review and testing of certain information related to the adoption of new accounting standards impacting future periods, financial reporting or disclosure matters not classified as “Audit services;” financial audits of employee benefit plans; and agreed-upon or expanded audit procedures related to accounting and/or billing records required to respond to or comply with financial, accounting or regulatory reporting matters.
24 Events after the reporting period
On January 13, 2025 Aegon announced a new share buyback program of EUR 150 million which is expected to be completed by June 30, 2025. The new EUR 150 million share buyback program will include an amount of about EUR 40 million to meet Aegon’s obligations resulting from the share-based compensation plans for senior management. Aegon intends to cancel the remainder of the repurchased shares resulting from the new planned share buyback program, subject to any relevant approval.
On January 13, 2025 Aegon has entered into an agreement with its largest shareholder, Vereniging Aegon, to participate in the new EUR 150 million share buyback program. Vereniging Aegon will participate pro-rata
in the share buyback program based on its combined common shares and common shares B which represent about 18.4% of the total shareholders’ voting rights that are currently exercisable. This results in a buyback amount of EUR 20 million. The number of common shares that Aegon will repurchase from Vereniging Aegon will be determined based on the daily volume-weighted average price per common share on Euronext Amsterdam.
25 Proposal for profit appropriation
Aegon aims to pay a sustainable dividend to allow equity investors to participate in the company’s performance. The Board of Directors will, in the absence of unforeseen circumstances, propose a final dividend for 2024 of EUR 0.19 per common share and EUR 0.00475 per common share B at the Annual General Meeting of Shareholders to be held on June 12, 2025. If approved, and in combination with the interim dividend of EUR 0.16 per share paid over the first half of 2024, Aegon’s total dividend over 2024 will amount to EUR 0.35 per common share.
If the proposed dividend is approved by shareholders, Aegon’s shares will be quoted ex-dividend
on the New York Stock Exchange on June 16, 2025, and also on Euronext Amsterdam on June 16, 2025. The record date for the dividend will be June 17, 2025, and the dividend will be payable from July 7, 2025.

	2024	2023

Final dividend on common shares	303	280

To be added to retained earnings	385	-

To be deducted from retained earnings	-	(459)

Net result attributable to owners of Aegon Ltd.	688	(179)
The Hague, the Netherlands, March 26, 2025
Board of Directors
Lard Friese
William L. Connelly
Albert Benchimol
Mark A. Ellman
Karen Fawcett
Jack McGarry
Caroline Ramsay
Thomas Wellauer
Corien M. Wortmann
Dona D. Young

296 |	Annual Report on Form 20-F 2024

Profit appropriation

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

2.
The Board may, but shall not be required, to include a proposal for the declaration and payment of a final annual dividend in such amount as the Board may in its sole discretion determine to be justified, as an agenda item for consideration at the annual general meeting. Any annual final dividend approved at the annual general meeting shall be paid to the Shareholders according to their rights and interests as set forth in the bye-laws
(and described under 5 and 6 below).

3.
The Board of Directors may from time to time declare dividends or distributions out of contributed surplus to be paid to the Shareholders according to their rights and interests including such interim dividends as appear to the Board of Directors to be justified by the position of Aegon. The declaration and payment of interim dividends or distributions from contributed surplus shall not require approval by Resolution.

4.
The Board of Directors may also pay any fixed cash dividend which is payable on any shares of Aegon half yearly or on such other dates, whenever the position of Aegon, in the opinion of the Board of Directors, justifies such payment.

5.
The holder of a Common Share shall be entitled to receive dividends, on a pari passu and pro rata basis based on the number of Common Shares outstanding from time to time, as and when declared by the Board of Directors on the Common Shares as a class.

6.
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

7.
The Board of Directors may withhold and deduct from any dividend, distribution or other monies payable to a Shareholder by Aegon on or in respect of any shares any applicable dividend withholding tax and all sums of money (if any) presently payable by him to Aegon on account of calls or otherwise in respect of shares of Aegon.

8.	No dividend, distribution, or other monies payable by Aegon on or in respect of any share shall bear interest against Aegon.
9.
Any dividend or distribution out of contributed surplus unclaimed for a period of five (5) years from the date of declaration of such dividend or distribution shall be forfeited and shall revert to Aegon.

Annual Report on Form 20-F 2024 | 297

About Aegon Governance and risk management Financial information Sustainability information

Major shareholders
General
From December 31, 2024, Aegon’s total authorized share capital consisted of 4,000,000,000 common shares with a par value of EUR 0.12 per share and 2,000,000,000 common shares B with a par value of EUR 0.12 per share. At the same date, there were 1,652,797,432 common shares and 353,387,800 common shares B issued. Of the issued common shares, 284,282,445 common shares and 345,442,360 common shares B were held by Vereniging Aegon and no common shares were held by Aegon’s subsidiaries.
All of Aegon’s common shares and common shares B are fully paid and not subject to calls for additional payments of any kind. All of Aegon’s common shares are registered shares. New York Registry Shares (“NYRS”) are common shares and are traded at the New York Stock Exchange. Holders of NYRS hold their shares in the registered form issued by Aegon’s New York transfer agent on Aegon’s behalf. NYRS and shares listed at Euronext Amsterdam are exchangeable on a one-to-one
basis and are entitled to the same rights, except that cash dividends are paid in US dollars on NYRS.
As of December 31, 2024, 234 million common shares were held in the form of NYRS. As of December 31, 2024, there were 8,617 record holders of Aegon’s NYRS resident in the United States.
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
The main purpose of the Vereniging Aegon is a balanced representation of the direct and indirect interests of Aegon and of companies with which Aegon forms a group, of insured parties, employees, shareholders and other related parties of these companies. Influences that threaten the continuity, independence or identity of Aegon, in conflict with the aforementioned interests will be resisted as much as possible.
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
In May 2003, Aegon’s shareholders approved certain changes to Aegon’s corporate governance structure, introducing a second class of preferred shares. Both classes of preferred shares had a nominal value of EUR 0.25 each. The voting rights pertaining to the preferred shares were adjusted accordingly to 25/12 vote per preferred share. However, in May 2003, Aegon and Vereniging Aegon also entered into a Preferred Shares Voting Agreement, pursuant to which Vereniging Aegon agreed to exercise one vote only per preferred share, except in the event of a “Special Cause,” as defined below. At that time Aegon and Vereniging Aegon amended the option arrangements under the 1983 Amended Merger Agreement so that, in the event of an issuance of shares by Aegon, Vereniging Aegon could purchase as many class B preferred shares as would enable Vereniging Aegon to prevent or correct dilution to below its actual percentage of voting shares, to a maximum of 33%.
On February 15, 2013, Aegon and Vereniging Aegon entered into an agreement to simplify the capital structure of Aegon and to cancel all of Aegon’s preferred shares, of which Vereniging Aegon was the sole owner. The execution of this agreement was approved by the Annual General Meeting of Shareholders on May 15, 2013.
The simplified capital structure entailed, but was not limited to, the conversion of all outstanding preferred shares A and B, with a nominal value of EUR 0.25 each, into a mix of common shares and common shares B, with a nominal value of EUR 0.12 each. The financial rights attached to a common share B were determined at 1/40th of the financial rights attached to a common share.

298 |	Annual Report on Form 20-F 2024

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
On November 21, 2022, the members of Vereniging Aegon voted to instruct the board of Vereniging Aegon, subject to the board’s fiduciary duties, to vote all of Vereniging Aegon’s common shares and common shares B (based on one vote per 40 common shares B) at Aegon N.V.’s Extraordinary General meeting in favor of Aegon N.V. divesting its business operations in the Netherlands to ASR Nederland N.V. for cash consideration and a 29.99% share interest in ASR Nederland N.V (the “Transaction”). Following such vote of the members of Vereniging Aegon, the board of Vereniging Aegon is obligated, pursuant to the terms of a voting undertaking agreement, dated October 27, 2022, between Aegon N.V. and Vereniging Aegon, and subject to the board’s fiduciary duties, to vote all of such shares in favor of the Transaction.
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
On August 16, 2023, the members of Vereniging Aegon voted to instruct the board of Vereniging Aegon, subject to the board’s fiduciary duties, to vote all of Vereniging Aegon’s common shares and common shares B (based on one vote per 40 common shares B) at Aegon N.V.’s Extraordinary General meeting of September 29, 2023 and at Aegon S.A.’s extraordinary meeting of September 30, 2023 to vote in favor the change in legal domicile of Aegon from the Netherlands to Bermuda by means of the cross-border conversion of Aegon N.V. into Aegon S.A. and the subsequent cross-border conversion of Aegon S.A. into Aegon Ltd. (the “Redomiciliation”). Following such vote of the members of Vereniging Aegon, the board of Vereniging Aegon is obligated, pursuant to the terms of a voting undertaking agreement, dated June 29, 2023, between Aegon N.V. and Vereniging Aegon, and subject to the board’s fiduciary duties, to vote all of such shares in favor of the Redomiciliation. At the Extraordinary General Meeting of shareholders of Aegon N.V. on September 29, 2023 and on the Extraordinary General Meeting of shareholders of Aegon S.A. on September 30, 2023, Vereniging Aegon voted on all its shares in favor of the Redomiciliation.
On September 30, 2023, Aegon N.V. changed its legal domicile from the Netherlands to Bermuda and became Aegon Ltd. Following the Redomiciliation, the governance position of and arrangements with Vereniging Aegon remained materially unchanged. The existing arrangements between Aegon and Vereniging Aegon continued under the Voting Rights Agreement and the Amended 1983 Merger Agreement as well as under Bermuda law and the bylaws of Aegon.
On December 8, 2023, Aegon entered into a share repurchase agreement with Vereniging Aegon, pursuant to which Vereniging Aegon agreed to participate in the second and third tranche of Aegon’s 2023 1.535 billion Euro share buyback program for an aggregate consideration of EUR 139,5 million Euro equally distributed over the total number of trading days during the program whereby the number of shares repurchased has been determined based on the daily volume-weighted average price per common share on Euronext Amsterdam, resulting in Aegon repurchasing 24,842,939 shares from Vereniging Aegon in the 2023 EUR 1.535 billion share buyback program that ended on 28 June 2024.

Annual Report on Form 20-F 2024 | 299

About Aegon Governance and risk management Financial information Sustainability information

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
On July 8, 2024, Aegon entered into a share repurchase agreement with Vereniging Aegon, pursuant to which Vereniging Aegon agreed to participate in Aegon’s 2024 200 million euro share buyback program for an aggregate consideration of EUR 37 million euro equally distributed over the total number of trading days during the program whereby the number of shares repurchased has been determined based on the daily volume-weighted average price per common share on Euronext Amsterdam, resulting in Aegon repurchasing 6,407,476 shares from Vereniging Aegon in the 2024 share buyback program that ended on December 13, 2024.
On December 16, 2024, Aegon repurchased 36,371,440 common shares B from Vereniging Aegon for the amount of EUR 5,541,443.48 based on 1/40th of the Value Weighted Average Price of the common shares of the five trading days preceding this transaction. The repurchase of common shares B was executed to bring the aggregate holding of voting shares by Vereniging Aegon in Aegon in line with its special cause voting rights of 32.6% following the completion of the share buyback programs, initiated by Aegon in May 2024 and July 2023 following the Transaction.
Accordingly, on December 31, 2024, the voting power of Vereniging Aegon under normal circumstances amounted to approximately 18.5%, based on the number of outstanding and voting shares (excluding issued common shares held in treasury by Aegon). In the event of a Special Cause, Vereniging Aegon’s voting rights will increase, currently to 32.6%, for up to six months.
On January 13, 2025 Aegon announced a new share buyback program of EUR 150 million which is expected to be completed by June 30, 2025. This EUR 150 million share buyback program includes an amount of about EUR 40 million to meet Aegon’s obligations resulting from the share-based compensation plans for senior management. Aegon intends to cancel the remainder of the repurchased shares resulting from the new planned share buyback program, subject to any relevant approval.
On January 13, 2025 Aegon has entered into an agreement with Vereniging Aegon to participate in the new EUR 150 million share buyback program. Vereniging Aegon will participate pro-rata
in the share buyback program based on its combined common shares and common shares B which represent about 18.4% of the total shareholders’ voting rights that are currently exercisable. This results in a buyback amount of EUR 20 million. The number of common shares that Aegon will repurchase from Vereniging Aegon will be determined based on the daily volume-weighted average price per common share on Euronext Amsterdam.
Vereniging Aegon - Members and Executive Committee
On December 31, 2024, the General Meeting of Members of Vereniging Aegon consisted of 14 members. The majority of the voting rights is with the 12 members who are not employees or former employees of Aegon or one of the Aegon Group companies, nor current or former members of the Supervisory Board or the Executive Board of Aegon N.V. or of the Board of Directors of Aegon Ltd. The other two members are the Executive Director of the Board of Aegon and a member of Aegon’s Executive Committee.
Vereniging Aegon has an Executive Committee consisting of seven members, five of whom are not, nor have ever been, related to Aegon, including the Chairman and the Vice-Chairman. The other two members are the Executive Director of the Board of Aegon and a member of Aegon’s Executive Committee. Resolutions of the Executive Committee, other than a limited number of matters specified in the articles of association of Vereniging Aegon, are made with an absolute majority of the votes. When a vote in the Executive Committee results in a tie, the Chairman has the deciding vote, or when absent, the Vice-Chairman. If both the Chairman and Vice-Chairman are absent, the resolution shall be deemed not adopted if the votes tie. Regarding the amendment of the Articles of Association of Vereniging Aegon, a special procedure involves an unanimous proposal from the Executive Committee, thereby including the consent of the representatives of Aegon at the Executive Committee. This requirement does not apply in the event of a hostile change of control at the General Meeting of Shareholders of Aegon, in which event Vereniging Aegon may amend its Articles of Association without the cooperation of Aegon. Furthermore, the two members that are representatives of Aegon at the Executive Committee, have no voting rights on several decisions that relate to Aegon, as set out in the internal rules of Vereniging Aegon.

300 |	Annual Report on Form 20-F 2024

Major shareholders

Other major shareholders
In this section, where reference is made to any filings with the Dutch Autoriteit Financiële Markten or the SEC, the terms issued capital’ and “voting rights” are used as defined in the Wet op het Financieel Toezicht.
To Aegon’s knowledge based on the filings made with the Dutch Autoriteit Financiële Markten as per December 31, 2024, and in addition to Vereniging Aegon, Dodge & Cox Stock Fund, BlackRock, Inc., Norges, EuroPacific Growth Fund, Capital Research and Management Company and Dodge & Cox International Stock Fund hold a capital or voting interest in Aegon of 3% or more.
Based on its last filing with the Dutch Autoriteit Financiële Markten on August 30, 2024, Capital Research and Management Company stated to hold 100,478,617 voting rights, representing 6.3% of the issued capital on December 31, 2024.
Based on its filing with the Dutch Autoriteit Financiële Markten on October 18, 2024, BlackRock, Inc. stated to hold 63,407,079 common shares, representing 3.2% of the issued capital on December 31, 2024, and 84,690,914 voting rights, representing 5.3% of the issued capital on December 31, 2024.
On November 8, 2024, BlackRock, Inc.’s filing with the US Securities and Exchange Commission (SEC) shows that BlackRock holds 90,670,057 common shares, representing 4.5% of the issued capital on December 31, 2024, and has voting rights for 82,794,726 shares, representing 5.2% of the issued capital on December 31, 2024.
Based on its last filing with the Dutch Autoriteit Financiële Markten on November 26, 2021, Dodge & Cox Stock Fund stated to hold 80,432,242 common shares, representing 4.0% of the issued capital on December 31, 2024.
Based on its last filing with the Dutch Autoriteit Financiële Markten on February 26, 2021, Dodge & Cox International Stock Fund stated to hold 80,049,394 common shares, representing 4.0% of the issued capital on December 31, 2024.
On February 9, 2024, Dodge & Cox’s filing with the US Securities and Exchange Commission (SEC) shows that Dodge & Cox holds 198,263,105 common shares, representing 9.9% of the issued capital on December 31, 2024.
Based on its last filing with the Dutch Autoriteit Financiële Markten on November 5, 2024, Norges Bank stated to hold 63,023,416 common shares, representing 3.1% of the issued capital on December 31, 2024.
Based on its last filing with the Dutch Autoriteit Financiële Markten on August 30, 2024, EuroPacific Growth Fund stated to hold 60,407,772 common shares, representing 3.0% of the issued capital on December 31, 2024.

Annual Report on Form 20-F 2024 | 301

About Aegon Governance and risk management Financial information Sustainability information

Other financial information
Schedules to the financial statements
Index to schedules
Schedule I–Summary of Investments other than Investments in Related Parties on December 31, 2024
Schedule II–Condensed Financial Information of Registrant (Parent Company Only)
Schedule II–Statement of Financial Position as of December 31, 2024 and 2023
Schedule II–Income Statement (Loss) for the years ended December 31, 2024 and 2023
Schedule II–Condensed Cash Flow Statement for the years ended December 31, 2024 and 2023
Schedule II–Dividends from and Capital Contributions to Business Units for the years ended December 31, 2024 and 2023
Schedule III–Supplementary Insurance Information for the years ended December 31, 2024 and 2023
Schedule IV–Reinsurance for the years ended December 31, 2024 and 2023
Schedule V–Valuation and Qualifying Accounts for the years ended December 31, 2024 and 2023
Schedule I
Summary of investments other than investments in related parties
As at December 31

Amounts in EUR million On December 31, 2024	Cost	Fair value	Book value

Shares:

Fair value through profit or loss	275	279	279

Fair value through other comprehensive income	35	39	39

Bonds:

Fair value through other comprehensive income:

US government	7,685	6,141	6,141

Dutch government	2	2	2

Other government	1,158	1,024	1,024

Mortgage backed	3,059	2,879	2,879

Asset backed	4,978	4,777	4,777

Corporate	41,310	37,388	37,388

Money market investments	2,435	2,435	2,435

Other	38	31	29

Subtotal - Fair value through other comprehensive income	60,664	54,677	54,674

Bonds:

Fair value through profit or loss	2,369	2,385	2,385

Amortized cost	36	36	36

Other investments:

Fair value through profit or loss	7,390	7,272	7,272

Deposits with financial institutions:

Amortized cost	11	11	11

Loans:

Amortized cost	10,598	9,380	10,598

Fair value through profit or loss	82	82	82

Real estate:

Investments in real estate	57	57	57

Total	81,516	74,217	75,433

302 |	Annual Report on Form 20-F 2024

Schedule II

Schedule II
Condensed financial information of registrant
Statement of financial position of Aegon Ltd.
As at December 31

Before profit appropriation, amounts in EUR million	2024	2023

Non-current assets

Financial fixed assets

Shares in group companies	8,653	8,536

Loans to group companies	330	780

Other non-current assets	40	-

	9,023	9,316

Current assets

Receivables

Receivables from group companies	20	138

Other receivables	106	77

Other current assets	32	48

Accrued interest and rent	4	18

	162	281

Cash and cash equivalents

Cash and cash equivalents	1,888	2,304

Total assets	11,073	11,900

Shareholders’ equity

Share capital	241	265

Paid-in surplus	6,853	6,853

Revaluation account	(3,696)	(3,760)

Legal reserves – foreign currency translation reserve	999	474

Legal reserves in respect of group companies	1,367	1,134

Retained earnings, including treasury shares	1,835	3,693

Remeasurement of defined benefit plans of group companies	(1,072)	(1,006)

Net result	688	(179)

	7,215	7,475

Other equity instruments	1,972	1,951

Total equity	9,187	9,426

Provisions

Deferred tax liability	12	3

	12	3

Non-current liabilities

Subordinated borrowings	770	1,418

Long-term borrowings	781	745

Defined benefit liabilities	53	-

Other non-current liabilities	26	-

	1,629	2,163

Current liabilities

Loans from group companies	4	4

Payables to group companies	70	73

Other current liabilities	159	202

Accruals and deferred income	12	30

	245	309

Total liabilities	1,886	2,475

Total equity and liabilities	11,073	11,900

Annual Report on Form 20-F 2024 | 303

About Aegon Governance and risk management Financial information Sustainability information

Condensed income statement of Aegon Ltd.
For the year ended December 31

Amounts in EUR million	2024	2023	2022

Net result group companies	806	(65)	(411)

Other income / (loss)	(118)	(114)	(158)

Net result	688	(179)	(569)
Condensed cash flow statement of Aegon Ltd.
For the year ended December 31

Amounts in EUR millions	2024	2023	2022

Result before tax	(137)	(133)	(204)

Adjustments	170	(264)	(138)

Net cash flows from operating activities	34	(397)	(342)

Dividends and capital repayments of subsidiaries, associates and joint ventures	1,319	2,567	1,530

Purchase of equipment	(8)	-	-

Net cash flows from investing activities	1,311	2,567	1,530

Purchase of treasury shares	(925)	(1,072)	(597)

Issuance and repurchase of borrowings	(248)	145	469

Repayment of perpetuals	-	-	(429)

Dividends paid	(521)	(494)	(169)

Coupons on perpetual securities	(68)	(65)	(48)

Other	2	-	-

Net cash flows from financing activities	(1,760)	(1,485)	(773)

Net increase / (decrease) in cash and cash equivalents	(415)	685	415
Five-year schedule of maturities of debt
As at December 31

	2024		2023

Amounts in EUR million	Subordinated borrowings	Long-term Borrowings	Subordinated borrowings	Long-term Borrowings

Remaining terms less than 1 year	-	-	-	-

Remaining terms 1 - 2 years	-	-	-	-

Remaining terms 2 - 3 years	-	-	-	-

Remaining terms 3 - 4 years	-	-	-	-

Remaining terms 4 - 5 years	-	-	-	-

Remaining terms longer than 5 years	770	781	1,418	745

At December 31	770	781	1,418	745
Remittances from and capital contributions to business units
During 2024, Aegon received EUR 1.1 billion of remittances from its business units the Americas, United Kingdom, International, and Asset Management, as well as dividend from a.s.r. Aegon spent EUR 0.1 billion on capital contributions to International and Asset Management.
During 2023, Aegon received EUR 1.0 billion of remittances from its business units the Americas, United Kingdom, International, and Asset Management, as well as dividend from a.s.r. Aegon spent EUR 0.1 billion on capital contributions to International and Asset Management.

304 |	Annual Report on Form 20-F 2024

Schedule III

Schedule III
Supplementary insurance information

Segment Amounts in EUR million	Insurance liability - CSM	Insurance liability - BEL	Insurance liability - RA	Insurance liability - PAA contracts	Insurance revenue

2024

Americas	7,298	132,762	2,937	-	9,102

United Kingdom	1,698	64,597	376	-	543

International	237	5,803	162	41	240

Asset Management	-	-	-	-	-

Holding and other activities	-	-	-	-	-

Eliminations	(40)	(5,112)	(67)	-	(45)

Total	9,192	198,050	3,408	41	9,841

2023

Americas	6,494	126,762	2,860	-	9,468

United Kingdom	1,595	59,898	429	-	663

International	247	6,177	165	39	305

Asset Management	-	-	-	-	-

Holding and other activities	-	-	-	-	-

Eliminations	(36)	(5,515)	(76)	-	(51)

Total	8,300	187,322	3,379	39	10,386

2022

Americas	7,038	127,245	2,912	-	10,174

United Kingdom	1,657	56,453	566	-	701

International	421	6,586	124	439	408

Asset Management	-	-	-	-	-

Holding and other activities	-	-	-	-	-

Eliminations	(180)	(6,029)	(57)	-	(32)

Total	8,937	184,255	3,545	439	11,251
The numbers included in Schedule III are based on IFRS and excludes the proportionate share in Aegon’s joint ventures and Aegon’s associates.

Amounts in EUR million	Investment income 1	Insurance service expenses	Other operating expenses

2024

Americas	3,480	9,298	2,044

United Kingdom	2,589	302	434

International	68	257	91

Asset Management	15	-	459

Holding and other activities	76	-	85

Eliminations	(11)	(68)	(153)

Total	6,217	9,790	2,961

2023

Americas	3,461	9,578	2,148

United Kingdom	2,362	406	353

International	86	275	93

Asset Management	2	-	440

Holding and other activities	90	-	85

Eliminations	(6)	(33)	(158)

Total	5,995	10,226	2,961

2022

Americas	3,365	10,324	1,916

United Kingdom	1,940	443	287

International	187	350	103

Asset Management	-	-	437

Holding and other activities	2	-	155

Eliminations	(5)	(20)	(187)

Total	5,490	11,097	2,712

1	Sum of Interest revenue on financial instruments calculated using the effective interest method, Interest revenue on financial instruments measured at FVPL and Other investment income.

Annual Report on Form 20-F 2024 | 305

About Aegon Governance and risk management Financial information Sustainability information

Schedule IV
Reinsurance

Amounts in EUR millions Life insurance in force	December 31, 2024	December 31, 2023

Gross amount	874,615	813,550

Ceded to other companies	(351,356)	(366,577)

Assumed from other companies	258,407	273,421

Net amount	781,666	720,394

% of amount assumed to net	33%	38%

Net insurance revenue & insurance service expenses

Net insurance revenue & insurance service expenses - Life	(440)	(121)

Net insurance revenue & insurance service expenses - Non life	491	281

Total net insurance revenue & insurance service expenses	51	160

Net income / (expenses) on reinsurance held

Net income / (expenses) on reinsurance held - Life	368	221

Net income / (expenses) on reinsurance held - Non life	(43)	(39)

Total net income / (expenses) on reinsurance held	325	182

306 |	Annual Report on Form 20-F 2024

Schedule V

Schedule V
Valuation and qualifying accounts

Amounts in EUR millions	2024	2023	2022

Loss allowance on January 1	(263)	(287)	(364)

Impact on year end ECL of exposures transferred between stages during the year	(71)	(5)	(69)

Financial assets derecognized during the period	58	74	103

New financial assets originated or purchased	(42)	(26)	(56)

Change in models	(115)	(28)	30

Net exchange differences	(25)	9	(15)

Transfers to disposal groups	-	-	84

Loss allowance on December 31	(459)	(263)	(287)

ECL per asset type

Mortgage loans	(118)	(26)	(12)

Debt securities	(341)	(237)	(276)

Total ECL on December 31	(459)	(263)	(287)

Impairment charge in P&L of IFRS 9 instruments and non-financial assets

Mortgage loans measured at amortized cost	(88)	(15)	10

Debt securities measured at FVOCI	(140)	(44)	(108)

Other	(9)	(60)	(41)

Net impairment charge in P&L	(237)	(119)	(138)
Auditor information

●	Auditor Name: EY Accountants B.V.

●	Auditor Firm Id: PCAOB ID 1396

●	Auditor Location: Rotterdam, the Netherlands

Annual Report on Form 20-F 2024 | 307

About Aegon Governance and risk management Financial information Sustainability information

Auditor’s report on the Annual
Report on Form
20-F
Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Aegon Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of Aegon Ltd. and its subsidiaries (the Company) as of December 31, 2024 and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year then ended, and the related notes and the financial statement schedules listed in the index appearing under the section Other Financial Information (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with IFRS Accounting Standards (hereafter ‘IFRS’) as issued by the IASB.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 fra
mew
ork and our report dated March 26, 2025 expressed an unqualified opinion thereon.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial state
m
ents, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Valuation of insurance contract liabilities and investment contract liabilities with discretionary participating features
Description of the Matter
At December 31, 2024, the Company recorded insurance contract liabilities of EUR 188.3 billion and investment contract liabilities with discretionary participating features of EUR 22.3 billion on its Consolidated Statement of Financial Position and as disclosed in Note 29 ‘Insurance contracts, reinsurance contracts held, and investment contracts with discretionary participating features’ to the consolidated financial statements, is attributable to the contracts measured using the general measurement model or variable fee approach.

308 |	Annual Report on Form 20-F 2024

As described in Note 2 ‘Material accounting policies information’ and Note 29, IFRS 17 Insurance Contracts establishes accounting principles for measuring insurance contract liabilities and investment contract liabilities with discretionary participating features (collectively, the “insurance contracts”) based on the present value of the estimated future cash flows that will arise as these contracts are fulfilled (best estimate liabilities), and which includes an explicit risk adjustment for non-financial risk and a contractual service margin reflecting unearned profits.
Auditing the valuation of the Company’s insurance contracts was complex, because of the highly judgmental nature of, and the sensitivity of the valuation to, certain non-economic assumptions used to determine the estimated future cash flows, including mortality, lapse, surrender, expenses and claim incidence (collectively, “the non-economic assumptions”).
How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company’s controls over management’s process for the development of the non-economic assumptions, including, among others, the review and approval process management has in place for their development.
To evaluate the judgment used by management in determining the non-economic assumptions used in measuring the insurance contracts, we involved actuarial specialists to assess whether the methodology applied by management was in accordance with IFRS 17 and to perform audit procedures. Those audit procedures included comparing the non-economic assumptions to underlying support and documentation, which included experience studies, industry data and management’s estimates of the impact related to changes in the non-economic assumptions. For the expenses assumption, we evaluated it by comparing to the Company’s historic, current and projected expense levels.
/s/ EY Accountants B.V.
The Hague, The Netherlands
March 26, 2025
We were engaged in 2023 to serve as the Company’s auditor for the audit commencing in 2024.

Annual Report on Form 20-F 2024 | 309

About Aegon Governance and risk management Financial information Sustainability information

Auditor’s report on the Annual
Report on Form 20-F
Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Aegon Ltd.
Opinion on Internal Control Over Financial Reporting
We have audited Aegon Ltd. and subsidiaries’ internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework (the COSO criteria). In our opinion, Aegon Ltd. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the period ended December 31, 2024, and the related notes and our report dated March 26, 2025, expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
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
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards (IFRS) as issued by the IASB. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

310 |	Annual Report on Form 20-F 2024

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ EY Accountants B.V.
The Hague, The Netherlands
March 26, 2025

Annual Report on Form 20-F 2024 | 311

About Aegon Governance and risk management Financial information Sustainability information

Auditor’s report on the Annual
Report on Form
20-F
Report of Independent Registered Public Accounting Firm
To the Annual General Meeting of Shareholders and the Board of Directors of Aegon Ltd.
Opinion on the Financial Statements
We have audited the consolidated statement of financial position of Aegon Ltd. and its subsidiaries (the “Company”) as of December 31, 2023, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated cash flow statement for each of the two years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Amsterdam, April 3, 2024
/s/ PricewaterhouseCoopers Accountants N.V.
We served as the Company’s auditor from 2014 to 2024.

312 |	Annual Report on Form 20-F 2024

Additional information

314	Overview of Americas

321	Overview of United Kingdom

325	Overview of International

329	Overview of Aegon Asset Management

332	Risk factors Aegon Ltd.

356	Compliance with regulations

357	Property, plant and equipment

358	Employees and labor relations

359	Group dividend policy

360	The offer and listing

361	Memorandum and Bye-Laws

364	Differences between Bermuda and US company laws

365	Material contracts

366	Exchange controls

367	United States tax consequences to holders of shares

371	Principal accountant fees and services

372	Purchases of equity securities by the issuer and affiliated purchasers

373	Cybersecurity

374	Insider dealing policy

Annual Report on Form 20-F 2024 | 313

About Aegon Governance and risk management Financial information Sustainability information

Overview of Americas
Aegon Americas operates in the United States and Canada.
In the United States, Aegon Americas operates primarily under two brands: Transamerica and World Financial Group. In Canada, it conducts business primarily through the World Financial Group brand. The use of the term “Transamerica” throughout this business overview refers to the operating subsidiaries in the United States and Canada, collectively or individually, through which Aegon conducts business, except those United States operations described in the Overview of Aegon Asset Management.
Transamerica is a leading life insurance company in the United States, and the largest of Aegon’s operating units worldwide. Transamerica employs approximately 7,400 people, and its businesses in the United States serve customers in all 50 states, the District of Columbia, Puerto Rico, the US Virgin Islands, and Guam. The company’s primary offices are in Cedar Rapids, Iowa; Denver, Colorado; and Baltimore, Maryland. There are additional offices located throughout the United States.
Organizational structure
Transamerica Corporation is the holding company for Aegon’s US and Canadian operations, and all US and Canadian business is conducted through its subsidiaries. Transamerica entities collectively have operating licenses in every US state, and the District of Columbia, Puerto Rico, the US Virgin Islands, and Guam.
Transamerica provides insurance and financial solutions to meet its customers’ needs. It addresses the full range of customers’ financial protection, savings, and investment needs at every stage of life. Transamerica leverages its brand strength, expertise, and capabilities to fulfill Aegon’s purpose of helping people live their best lives.
Transamerica’s businesses are classified as either Strategic Assets or Financial Assets.
Strategic Assets are those considered to have a greater potential for an attractive return on capital and growth. Transamerica’s Strategic Assets are organized into three business segments: Distribution, which mostly consists of World Financial Group, Protection Solutions, and Savings & Investments. Generally,
non-risk-bearing
businesses are part of Savings & Investments while Protection Solutions and Financial Assets contain the insurance businesses. The Savings & Investment business segment includes Retirement Plans, Mutual Funds, and Stable Value Solutions. The Protection Solutions business segment includes the Annuities, Individual Life, and Life and Health (Employee Benefits), and Individual Health lines of business. Transamerica offers these product lines, described in greater detail below, through several distribution and sales channels and provides insurance primarily through its key insurance subsidiaries Transamerica Life Insurance Company and, in New York, Transamerica Financial Life Insurance Company.
Several Transamerica product lines are considered Financial Assets. Financial Assets are capital intensive assets with relatively low returns on capital employed. They are generally “closed blocks” no longer being offered for sale. Transamerica is actively managing variable annuities with interest rate sensitive riders, fixed annuities - including Single Premium Group Annuities (SPGAs), the legacy universal life insurance book, and long-term care insurance portfolios (LTC) as Financial Assets. New sales for Financial Assets, if any, are limited and focused on products with higher returns and a moderate risk profile.
Overview of sales and distribution channels
Transamerica offers insurance and financial products and services through affiliated and non-affiliated
distributors. Various sales channels support the Strategic Assets business, further split into Savings & Investments and Protection Solutions.
Transamerica’s Distribution business segment consists of World Financial Group (WFG), a wholly-owned subsidiary with agencies in the United States and Canada, a mutual fund dealer in Canada, and Transamerica Financial Advisors, a United States dually registered broker-dealer and investment advisor. WFG provides unique, differentiated access to the underserved middle market in the US and Canada. The WFG agent demographics are diverse across age, gender, ethnicity and background to align with the middle market customers they serve. Transamerica intends to increase the number of WFG life insurance licensed, independent insurance agents to 110,000 by 2027, while at the same time improving agent productivity. Transamerica’s market share in WFG Distribution in the US amounted to approximately 63% for life insurance products in 2024 and remained consistent with the level observed throughout 2023, building on an enhanced service experience for WFG agents and quality products tailored to the US middle market.

314 |	Annual Report on Form 20-F 2024

Overview of Americas

Savings & investments
Transamerica distributes its retirement products and services to employers and works closely with plan advisors and third-party administrators to serve customers. In addition, the unit’s Advice Center deploys a team of experienced registered representatives, investment advisor representatives, and licensed insurance agents to serve group plan participants and assist with individual retirement accounts (IRA) and retirement portfolio management.
The Retirement Plan business aims to increase profitability by growing assets in the General Account Stable Value annuities and IRAs and delivering managed advice and other ancillary products and services.
Transamerica distributes its Mutual Fund solutions through wholesaling agreements with intermediary banks, wirehouse brokerage firms, and independent broker-dealers through its wholesale broker-dealer, Transamerica Capital, LLC (TCL).
Protection Solutions
Annuity products – registered index-linked annuities (RILAs) and variable annuities (excluding those with interest rate sensitive riders managed as part of Financial Assets) - are marketed by Transamerica’s wholesale distribution teams to registered representatives at wirehouse brokerage firms and banks through its wholesale broker-dealer, TCL, as well as through independent broker-dealers.
Life Insurance products are marketed through Transamerica’s wholesale distribution teams to WFG life licensed independent agents, Transamerica Agency Network agents (TAN), and other independent agents.
Transamerica Life and Health (Employee Benefits) solutions are marketed by Transamerica’s wholesale distribution teams (Commercial Broker Markets and Wholesale Markets teams) to general agents, agents, brokers, and third party distributors that specialize in employee benefit programs. These distributors then offer these solutions to their employer, union and association clients. They serve as the gateway to working Americans who purchase these programs to enhance the underlying employer sponsored and contributory benefit plans such as group major medical, disability, and life insurance.
Transamerica is enhancing investments in its product manufacturing capabilities and building an operating model to position its Life Insurance and Annuity businesses for further growth in the US middle market with expanded distribution by third parties.
Overview of business lines
Savings & Investments
Transamerica’s Savings & Investments business unit includes Retirement Plans, Mutual Funds, and Stable Value Solutions.
Retirement Plans
Comprehensive and customized retirement plan services are offered to employers across the entire range of defined benefit, defined contribution, and non-qualified
deferred compensation plans for single-employer plans, multiple-employer plans (MEPs), and pooled-employer plans (PEPs). Services are also offered to individuals rolling over funds from other qualified retirement funds or IRAs.
Retirement plan services, including administration, record-keeping and related services are offered to employers of all sizes and to plans across all market segments. Transamerica also works closely with plan advisors and third-party administrators to serve their customers.
Plan sponsors have access to a wide array of investment options, including Collective Investment Trusts (CITs) offered by Transamerica Trust Company and general account stable value group annuity contracts offered by Transamerica Life Insurance Company or, in New York, Transamerica Financial Life Insurance Company. Tools are provided to help plan participants monitor their retirement accounts and engage in behavior to stay on track toward a funded retirement. Managed Advice
®
is a managed account option that plan sponsors can make available to participants that provides investment advice to participants using the plan’s slate of funds.
For individuals, retirement-related services and products include IRAs, advisory services, and annuities, as well as access to other financial and insurance products and resources.

Annual Report on Form 20-F 2024 | 315

About Aegon Governance and risk management Financial information Sustainability information

Mutual funds (and Collective Investment Trusts (CITs))
Mutual funds are professionally managed investment vehicles comprised of pooled money invested by numerous individuals or institutions. Such funds are invested in various underlying security types such as stocks, bonds, money market instruments, and other securities. Transamerica offers mutual funds that are focused on several different asset classes, including US equity, global/international equity, fixed income, money markets and alternative investments, as well as asset allocation and target-date funds with combined equity and fixed income strategies. Transamerica mutual funds use the portfolio management expertise of asset managers across the industry in a sub-advised
platform, which are both affiliated with and not affiliated with Aegon. These managers are subject to a rigorous selection and monitoring due diligence process conducted by Transamerica Asset Management.
A CIT is a pooled investment fund, held by a bank or trust company, like Transamerica Trust Company, and is generally available only to certain types of retirement plans and other institutional investors. Transamerica serves as the advisor to some of the CITs it offers, which focus on several different asset classes including US equity, international equity, and fixed income. Transamerica also leverages the portfolio management expertise of asset managers across the industry.
Stable Value Solutions
Transamerica’s Stable Value Solutions business offers synthetic guaranteed investment contracts (GICs) primarily to tax-qualified
institutional entities such as 401(k) plans and other retirement plans and education savings plans. A synthetic GIC “wrapper” is offered around fixed income invested assets, which are owned by the plan and managed by the plan or a third-party money manager hired by the plan. A synthetic GIC is typically issued with an evergreen maturity and may be terminated under certain conditions. Such a contract helps to reduce fluctuations in the value of the wrapped assets and provides book value withdrawals for plan participants.
Protection Solutions
Transamerica’s Protection Solutions division includes the Annuities, Individual Life, Life and Health (Employee Benefits), and Individual Health lines of business.
Individual Life
Term life insurance
Term life insurance provides death benefit protection without cash value accumulation. Benefits are paid to policy beneficiaries in the event of the death of the insured during a specified period. Living benefit riders that provide accelerated death benefits for an insured’s critical illness or chronic condition are available on certain term life insurance policies.
Indexed universal life insurance
Indexed universal life (IUL) insurance provides death benefit protection until the policy maturity age and cash value accumulation with flexible premium payments. What distinguishes it from other types of traditional life insurance is the way in which interest earnings are credited. Net premiums may be allocated to either a fixed account or indexed accounts. Indexed accounts credit interest based in part on the performance of one or more market indices. The credited interest is based on the performance of an index, but with a floor and a cap. IUL offers both market-paced growth potential in the indexed accounts and downside protection. LTC riders and other living benefit riders are available on IUL products.
Whole life insurance
Whole life (WL) insurance provides death benefit protection until the policy maturity age, provided that the required premiums are paid while accumulating cash values based on statutory requirements. Premiums are generally fixed and usually payable over the life of the policy. Among the WL insurance products offered is final expense WL insurance, which is intended to cover the insured’s end-of-life
medical bills and burial expenses.
Variable universal life insurance
Variable universal life (VUL) insurance is securities-registered life insurance that offers death benefit protection until the policy maturity age and cash value accumulation potential with financial market participation. The premium amount for VUL insurance is flexible and may be changed by the policy owner within contract limits. Coverage amounts may change as well. The investment feature usually includes
“sub-accounts,”
which provide exposure to underlying investments, such as stocks and bonds. This exposure increases cash value return potential but also the risk of additional premium requirements or lower coverage amounts in comparison with a traditional, non-variable
life insurance policy. Transamerica did not offer new sales of VUL insurance in 2024.

316 |	Annual Report on Form 20-F 2024

Overview of Americas

Life and Health (Employee Benefits)
Transamerica provides a suite of employer sponsored life insurance programs offered in the workplace through payroll deduction to employees and their families. These employee benefit plans offer protection during the employees’ working years and into retirement, as they often can be continued/ported. These offerings include employer sponsored group life and supplemental life insurance products (term life, whole life, universal life). Transamerica is a top five provider of these programs in the US.
The Health employee benefit plans offer accident and health products including accidental death and dismemberment (AD&D), disability, and supplemental health insurance products (accident, cancer, critical illness, disability, executive medical, hospital indemnity, medical expense (gap), and retiree medical). These supplemental health benefits are designed to fill the gaps created by high deductible health plans and unexpected medical emergencies.
Individual Health
Supplemental health insurance products (as described above) within Individual Health are managed as a closed inforce block.
Annuities
Registered Index-Linked Annuities (RILAs)
Transamerica began selling RILAs in 2022. RILAs offer
tax-deferred
long-term savings options that limit exposure to downside risk and provide the opportunity for growth. RILAs provide the opportunity for growth based, in part, on the performance of stock market indices. RILAs offer tax-deferred
growth potential, annual free withdrawal amounts, and an option to convert the annuity into a stream of income for retirement or for other long-term financial needs. RILA owners do not invest directly in the underlying index. Premiums are invested at Transamerica’s discretion as outlined in the contract and the RILA owner receives index-linked crediting, which can be positive or negative. The owner accepts a level of risk of market loss in exchange for higher upside potential.
Variable Annuities
Transamerica offers a suite of securities-registered Variable Annuities (VA) with optional Living Benefits, which can provide protection from market losses for principal and earnings, plus the potential for uncapped investment growth and income for life. While Transamerica continues to offer certain VAs, it discontinued sales of VAs with significant interest rate sensitive living and death benefits during 2021 and now manages that business as a Financial Asset.
Fixed Index Annuities
Fixed index annuities allow the contract holder to accumulate assets for retirement on a tax-deferred
basis through periodic interest crediting and principal protection. Transamerica stopped new sales of fixed index annuities during 2021. Transamerica stopped receiving premium deposits on fixed index annuities in 2022.
Financial Assets
Universal life insurance
Universal life (UL) insurance is flexible life insurance that offers death benefit protection until the policy maturity age together with the potential for cash value accumulation. After the first few years, there is usually no set premium. The policy owner can adjust the frequency and amount of premium payments, if sufficient premiums are accumulated in the policy’s account value to cover charges in the month that follows, which are called “monthly deductions.” Some versions of this product, which are not actively sold, have “secondary guarantees.” These maintain life insurance coverage even when the cash value is insufficient, as long as the customer pays a specified minimum premium.
Long-term care insurance
LTC insurance products are designed to provide
in-home,
or
in-facility
care for people with a chronic medical condition, disability, or disorder such as Alzheimer’s disease. LTC insurance helps protect against the high cost of LTC services, and it may also help families better manage the financial, health, and safety issues associated with persons requiring LTC services. Transamerica offers an LTC rider on certain life insurance products but stopped offering standalone LTC products in 2021.

Annual Report on Form 20-F 2024 | 317

About Aegon Governance and risk management Financial information Sustainability information

Variable Annuities
Variable Annuities (VAs) in Financial Assets allow the contract holder to accumulate assets for retirement on a tax-deferred
basis and to participate in equity or bond market performance. Optional guarantees are offered through riders that can be added to a contract for an additional fee. VA riders include guaranteed minimum death benefits (GMDBs) and guaranteed living benefits (GLBs). GMDBs provide a guaranteed benefit in the event of the annuitant’s death. GLBs provide a measure of protection against market risk while the annuitant is living. Different forms of GLBs are available, offering a guaranteed income stream for life and/or guaranteeing principal protection. While Transamerica continues to offer certain VAs, it discontinued sales of VAs with significant interest rate-sensitive living and death benefits during 2021.
Fixed Annuities (including SPGAs)
Fixed annuities allow the contract holder to accumulate assets for retirement on a tax-deferred
basis through periodic fixed interest crediting and principal protection. Transamerica stopped being active in fixed annuities in 2008 and all contract holders are now outside the surrender charge period.
Competition
The US marketplace is highly competitive. Transamerica’s competitors include other large insurance carriers, in addition to certain banks, securities brokerage firms, investment advisors, and other financial intermediaries marketing insurance, annuities, and mutual funds.
In individual life insurance, leading competitors include Pacific Life, Lincoln National, Prudential Financial, John Hancock, National Life, Nationwide, and Corebridge Financial. Competitors for supplemental health insurance include a wide range of companies and company types based on the nature of the coverage including Aflac, MetLife, Colonial Life, Allstate, Unum, and Guardian Life.
In the registered index-linked annuity (RILA) market, Transamerica’s top competitors and the largest issuers are Equitable Financial, Brighthouse Financial, Prudential Financial, Allianz Life, and Lincoln National.
Some of Transamerica’s main competitors in the mutual fund market include John Hancock, Hartford Funds, Lord Abbett, PGIM, and Touchstone.
In the defined contribution plan administration market, Transamerica’s largest competitors (based on assets under administration) are Fidelity, Empower, TIAA, Vanguard, Alight, Principal Financial, and Voya. In the Retirement Plan space, Principal Financial Group and Voya are two peers that are most comparable, as both firms have a similar strategy of growing core recordkeeping business which helps accelerate placement of ancillary solutions, including proprietary assets, Individual Retirement Accounts (IRAs) and managed advice.
In the market for synthetic guaranteed investment contracts (GICs), Transamerica’s Stable Value Solutions business, the largest competitors are Prudential Financial, MetLife, Voya, MassMutual, and Pacific Life.
Within WFG, our main competitors on the life side are Pacific Life and Nationwide. Most of WFG’s annuity sales are in fixed indexed annuities and fixed annuities, which Transamerica does not offer. Looking at WFG as a retail distributor, the largest competitor is Primerica.
Regulation and supervision
Transamerica’s insurance companies are regulated primarily at the state level. Some activities, products, and services are also subject to federal regulation.
State regulation
Transamerica’s insurance companies are licensed and regulated in each US state and jurisdiction in which they conduct insurance business. The insurance regulators in each state carry out their mission by providing oversight in the broad areas of consumer protection, market conduct, and financial solvency.
Transamerica’s largest insurance company, Transamerica Life Insurance Company, is domiciled in Iowa, and the Iowa Insurance Division exercises principal regulatory jurisdiction over it. Iowa is Transamerica’s designated lead state, giving Iowa a coordinating role in the collective supervision of Transamerica’s insurance entities.

318 |	Annual Report on Form 20-F 2024

Overview of Americas

In the areas of licensing and market conduct, states grant or revoke licenses to transact insurance business, regulate trade, advertising and marketing practices, approve policy forms and certain premium rates, review and approve new products and features, and certain rates prior to sale, address consumer complaints, and perform market conduct examinations on both a regular and targeted basis.
In the area of financial regulation, state regulators implement and oversee statutory reserve and minimum risk-based capital requirements. Insurance companies are also subject to extensive reporting requirements, investment limitations, and required approval of significant transactions. State regulators conduct extensive financial examinations of insurers every three to five years.
State regulators can impose a variety of corrective measures, including the revocation of an insurer’s license and financial penalties for failure to comply with applicable regulations. All state insurance regulators are members of the National Association of Insurance Commissioners (NAIC), an association that works to achieve uniformity and efficiency of insurance regulation across the United States and US territories.
The NAIC and states are reviewing investment-related and reinsurance-related factors connected with structural shifts in the insurance industry. Investment-related initiatives focus on the regulatory treatment and oversight of private, complex, structured, and/or illiquid assets, which have been used increasingly to generate competitive investment yields. Regulators are focusing on whether regulatory risk capital charges are appropriate and whether the risks of these assets are appropriately considered. The reinsurance-related issues focus on the collectability of asset-intensive offshore reinsurance, which is frequently used to optimize capital management.
Other emerging state issues that may impact Transamerica include an NAIC project to replace the economic scenario generator that is used to calculate prudential provisions for variable annuities and other products. The new scenario generator will also be used to project
“C-3
Phase 1” capital requirements for fixed annuities. Separately, the NAIC is working to standardize the approach to multi-state reviews of long-term care rate increase requests from insurers. Finally, the NAIC is updating prior state privacy and data protection model laws and regulations, with the goal of uniform state adoption of a new framework beginning in 2025.
Federal regulation
Although the insurance and retirement-related directed trustee and CIT business is primarily regulated at the state level, securities products, and retirement plans products and services are also subject to federal regulation by the Securities and Exchange Commission (SEC) and the Department of Labor (DOL), respectively.
Variable life insurance, VAs (including RILAs), and mutual funds offered by Transamerica are subject to regulation under the federal securities laws administered and enforced by the SEC. The distribution and sale of
SEC-registered
products by broker-dealers is regulated by the SEC, the self-regulating organization Financial Industry Regulatory Authority (FINRA), and state securities regulators. Broker-dealers and their representatives are subject to the SEC’s Regulation Best Interest (Regulation BI), which establishes a “best interest” standard of conduct for broker-dealers when making a recommendation to a retail customer and requires potential conflicts of interest to be disclosed. At least 47 states have adopted an NAIC model law that imposes similar standards as Regulation BI for the sale of fixed and variable annuities. A number of Transamerica companies are also registered as investment advisors. Investment advisors owe a fiduciary duty to clients and are regulated by the SEC.
In 2024, the SEC adopted new rules that will require corporate issuers to disclose climate-related risks that are reasonably likely to have a material impact on its business strategy, results of operations, or financial condition. However, the implementation of these rules has been stayed pending the resolution of related legal proceedings. The SEC has also proposed new rules concerning the use of predictive data analytic tools.
In 2024, the DOL released a new rule (the Retirement Security Rule) expanding the definition of a fiduciary in the context of providing investment advice under ERISA, as amended, and imposing new requirements on those fiduciaries; however, the implementation of that rule has been stayed by federal court order. The DOL has appealed the court’s decision.

Annual Report on Form 20-F 2024 | 319

About Aegon Governance and risk management Financial information Sustainability information

Information security and privacy regulation
Transamerica’s businesses are regulated with respect to information security, data breach response, privacy, and data use at the federal, state and in some cases, local levels. In September 2024, the Department of Labor (DOL) released an update to its 2021 cybersecurity guidance for plan sponsors, fiduciaries, recordkeepers and plan participants. This guidance has now been updated to confirm that the agency’s 2021 guidance generally applies to all ERISA-covered employee benefit plans, including health and welfare plans. At the federal level, various Transamerica companies are subject to the Gramm-Leach-Bliley Act (GLBA), the Fair Credit Reporting Act (FCRA), and the Health Insurance Portability and Accountability Act (HIPAA), among other laws. At the state level, the various departments of insurance and various other agencies typically administer a series of privacy and information security laws and regulations that impact several Transamerica businesses. In addition, in recent years numerous state legislatures have passed or have attempted to pass additional, more broad-based general consumer privacy laws, such as the California Consumer Privacy Act, and the California Privacy Rights Act, which is administered by the California Privacy Protection Agency in addition to the State Attorney General. Additional laws and regulations with respect to these topics are also anticipated to be promulgated and to go into effect in the coming years, and they may be administered by new or different state agencies or by the Offices of State Attorneys General. For example, in November 2023, the New York Department of Finance Services (NYDFS) amended its Part 500 Cybersecurity Rules to adopt heightened information security requirements in relation to areas such as cybersecurity governance, cybersecurity risk assessments, and incident reporting. The timeline to comply with the Amendment is a phased approach which started on December 1, 2023 and will end on November 1, 2025. The White House, SEC, FTC and other governmental bodies have also increased their focus on companies’ cybersecurity vulnerabilities and risks, including in relation to third-party service providers. The SEC has adopted the Cybersecurity Risk Management, Strategy, Governance, and Incident Disclosure by Public Companies on July 26, 2023 (“The Rule”). The Rule enhances and standardizes disclosures for public companies with regards to their cybersecurity risk strategy, management and governance. The Rule also requires the reporting of a cybersecurity incident within four business days of determining that an incident is deemed material. The rules also establish disclosure requirements for Foreign Private Issuers (FPIs) parallel to those for domestic insurers in the Form
8-K
and Form
10-K.

320 |	Annual Report on Form 20-F 2024

Overview of United Kingdom

Overview of United Kingdom
Aegon UK’s ambition is to build a champion in the UK savings and retirements market through the provision of a broad range of savings, investment and retirement solutions products to individuals, advisers, and employers.
Aegon UK’s growth is driven by its inter-connected business model comprising a workplace platform and an adviser platform and supported by its own advice channel. The platform business delivers a range of propositions, seeking to partner with intermediaries in the delivery of services.
This model is complemented by a traditional products insurance business of products that are no longer actively marketed and an institutional trading platform. Aegon UK’s focus is on investing in its growth channels to create a more modern digital business whilst leveraging the potential of its inter-connected business model and engaging more directly with customers to support consolidation and retention, to and through retirement.
Aegon UK actively trades with over 3,500 adviser firms and around 9,000 employers giving it 3.7 million customers and GBP 220 billion assets under administration (AUA) as at December 31, 2024.
Aegon UK employs over 2,800 people and its main offices are in Edinburgh, London, Peterborough, and Witham.
In June, Aegon presented its plans to accelerate the transformation of Aegon UK into a leading digital savings and retirement platform:
Creating a leader in the UK savings and retirement market | Aegon Group Corporate Website | Aegon
Organizational structure
Aegon UK plc is Aegon’s holding company in the United Kingdom. It was registered as a public limited company in December 1998. The leading operating subsidiaries, which all operate under the Aegon brand, are:
•	Scottish Equitable plc
•	Cofunds Limited
•	Aegon Investment Solutions Limited
•	Aegon Investments Limited
•	Origen Financial Services Limited
Overview of sales and distribution
Aegon UK operates an interconnected business model with three growth franchises: the Workplace platform, the Adviser platform, and the Advice franchise and two other businesses: Traditional products and the Institutional Platform.
Aegon UK works with those employers and advisers to deliver an online experience for customers. The platform is designed to support customers throughout their life as needs evolve by providing a comprehensive range of savings and investment products, moving with them each time they change employers, and allowing them to engage with different advisers.
This single set of products gives Aegon UK the flexibility required to support the modern, complex lives customers are living to and through retirement. Aegon UK aims to provide customers with the support they need to make financial decisions by embedding a digital first ecosystem of education, guidance, and advice to complement the comprehensive product offering.
Aegon UK is investing to capitalize on its strong positions in the workplace and adviser platform markets and complements this by investments in its own advice channel to be able to drive value through the existing customer base.
Workplace platform channel
The Workplace platform channel provides
UK-based
employers with pensions and savings schemes. It allows Aegon UK to participate in the strongly growing auto-enrolment market cost effectively acquiring around 300,000 new individual scheme members per year (based on a three-year average).

Annual Report on Form 20-F 2024 | 321

About Aegon Governance and risk management Financial information Sustainability information

Aegon UK serves the workplace platform market via three distribution channels/propositions. Medium sized employers are served via corporate and retail advisers, large companies are served through Employee Benefit Consultants, and the partnership with Aon on their Mastertrust provides access to the largest corporate clients.
Employers are provided with an
easy-to-use
administration interface and market-leading capabilities such as Member Insights to help them unlock the value of their scheme. Employees are provided with a targeted and personalized approach to communication and engagement underpinned by best-of-breed
capabilities in education (Pension Geeks), guidance (Aegon Assist) and advice (Origen Financial Services Limited (Origen)).
Further personalizing our customer engagement capability for workplace customers with the launch of Mylo, a digital engagement layer that aims to assist them throughout their lives, enabling them to better interact with their existing Aegon products.
Adviser platform channel
The Adviser platform channel gives financial advisers access to long-term savings and retirement products through an open architecture technology platform offering over 4,000 funds. It aims to capitalize on the strong demand for advice, especially within the growing affluent population nearing and in retirement. The aim is to create a primary platform relationship, which positions Aegon UK to receive the majority of new business flows from the adviser partner.
Aegon UK’s focus is on meeting the needs of its “target 500” advisers. This is underpinned by:
•	The new digital front-end experience, that was delivered in 2024 which improved the service to advisers and allows for the pace of future developments to be accelerated; and
•	The differentiated proposition of offering a single platform for advisers wishing to serve both Workplace arrangements and individual savings for employees and their families.
Advice channel
Aegon UK has an established advisory business in Origen serving around 100,000 customers which is a critical element of its workplace proposition providing employees with access to guidance and advice through their employer. It comprises two channels:
•	Origen, a holistic advice capability with over 50 advisers providing services to high-net-worth clients and also servicing a number of corporate partnerships on complex areas; and
•	Aegon Financial Planning, an advice channel acquired from the Nationwide Building Society (NBS) in 2024 with 145 advisers providing advice to the mass market and including an introducer arrangement for those advisers to continue to provide services to NBS customers.
Traditional products
Aegon UK manages a traditional products portfolio comprising two main elements:
•	A Defined Contribution pensions administration business with 1.2 million customers and GBP 31 billion Assets Under Administration. Whilst not open to new schemes, this business remains open to new members from existing schemes. Regular outflows from members are partially offset by anticipated market growth and contributions from continuing and new scheme members; and
•	A small annuity book which is running off.
Institutional platform
Aegon UK offers an institutional trading and custody platform to around 25 firms.
Protection channel
In 2023, Aegon UK closed its individual protection channel to new business and announced the transfer of this line of business to The Royal London Mutual Insurance Society Limited (Royal London). The policies transferred to Royal London on July 1, 2024, following the completion of a court-approved Part VII transfer and related balances derecognized from Aegon UK’s Statement of Financial Position.

322 |	Annual Report on Form 20-F 2024

Overview of United Kingdom

Competition
Aegon UK is well positioned for growth, possessing leading positions in the markets it operates in with strong growth potential. Aegon UK is unique in the way it supports intermediaries wishing to operate across workplace and individual advice providing an end-to-end
customer experience.
In the workplace platform market, Aegon UK provides employee benefits, engagement, and scheme governance. Competitors include Aviva, Legal & General, and Willis Towers Watson.
In the adviser platform market, Aegon UK aims to become the “primary platform” for intermediaries. Competitors include Aviva, Quilter, and Abrdn.
UK Stewardship Code and Mansion House Compact agreement
During 2024, Aegon UK was accepted as a signatory to the Financial Reporting Council’s UK Stewardship Code for the second time, following a successful first application in 2023. Being accepted to join the UK Stewardship Code is a significant achievement, and further demonstrates Aegon UK’s commitment to being a responsible business. The UK Stewardship Code is a set of voluntary principles that aim to improve the quality of stewardship practices by asset owners, managers and service providers. To become a signatory, organizations must clearly demonstrate that they have exercised effective stewardship over the previous 12 months through good governance and active engagement which has helped to generate long-term positive impacts for the economy, the environment, and/or society.
During 2024, progress was made on Aegon UK’s climate targets, including launching a strategy for investing in private markets and climate solutions in support of the company’s Mansion House Compact commitments. The Compact is a voluntary, industry-led
expression of intent to take meaningful action to secure better outcomes for UK pension savers through allocating at least 5% of defined contribution default funds to unlisted equities by 2030. As part of the 2024 review of our largest workplace default funds – Universal Balanced Collection with Assets Under Management of GBP 12 billion – we announced a new private markets allocation. Also, during 2024, we increased Environmental, Social and Governance (ESG) integration, creating a meaningful allocation to investments that directly and substantially contribute to climate change mitigation or adaptation, such as renewable energy or electric vehicle charging infrastructure. These changes are designed to create improved outcomes for over 700,000 members currently invested in the Universal Balanced Collection fund and aim to provide better risk-adjusted returns and value for money, offering access to a wider range of responsible investment opportunities.
Regulation and supervision
All relevant Aegon UK companies based in the United Kingdom are either: authorized by the Prudential Regulation Authority (PRA) and regulated by the PRA and the Financial Conduct Authority (FCA); or authorized and regulated by the FCA, dependent on firm type. The PRA is responsible for the prudential regulation of deposit takers, insurers, and major investment firms. The FCA is responsible for regulating firms’ conduct in Retail and Wholesale markets and for the prudential regulation of financial services firms that do not come under the PRA’s remit.
Scottish Equitable plc is authorized by the PRA and is subject to prudential regulation by the PRA and conduct regulation by the FCA. Every life insurance company licensed by and/or falling under the supervision of the PRA must file audited regulatory reports at least annually. These reports are designed to enable the PRA to monitor the solvency of the insurance company. The reports include a balance sheet, an income statement, a breakdown of the Solvency Capital Requirements, extensive actuarial information, and detailed information on the investments of the insurance company.
Aegon UK is also subject to group supervision at the level of Aegon UK plc under the UK Solvency II regulations and therefore a consolidated report for Aegon UK group is also filed annually.
The Aegon Master Trust (a full-service defined-contribution pension, combining independent governance with a flexible investment capability) is subject to regulatory oversight by the pensions regulator.

Annual Report on Form 20-F 2024 | 323

About Aegon Governance and risk management Financial information Sustainability information

Regulatory solvency requirements
The United Kingdom life insurance companies are required to maintain Own Funds which are sufficient to withstand a
1-in-200-year
shock on a
1-year
value-at-risk
basis, subject to certain absolute minimum requirements.
Aegon UK plc uses the Aegon UK Partial Internal Model (PIM) to calculate Aegon UK’s group solvency position. The PRA approved the use of this model to calculate Aegon UK’s group solvency position, with effect from March 31, 2023, following the introduction of group supervision at the level of Aegon UK plc as a result of the United Kingdom’s exit from the European Union.
Since the introduction of Solvency II on January 1, 2016, Scottish Equitable plc has been using Aegon’s PIM to calculate its solo solvency position. Scottish Equitable plc uses the Matching Adjustment in the calculation of the technical provisions for its annuities and uses the Volatility Adjustment in the calculation of the technical provisions for the With-Profits business with investment guarantees.
The UK Government and PRA have concluded a review of Solvency II and the resultant reformed UK Solvency II regime is effective from 31 December 2024.
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
Information security and privacy regulation
Privacy regulations that impact Aegon UK currently are the UK General Data Protection Regulation (UK GDPR), Data Protection Act 2018, Privacy and Electronic Communications Regulations (PECR).

324 |	Annual Report on Form 20-F 2024

Overview of International

Overview of International
Aegon International includes partnerships in Spain & Portugal, China and Brazil, as well as our high-net-worth
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
In 2009 Aegon formed a joint venture with local traditional group Mongeral in Brazil, which was founded in 1835. Our economic interest includes voting common shares in MAG Seguros, which offers individual protection solutions. Together with Bancoob, MAG Seguros also operates a joint venture company dedicated to providing life insurance and pension products within the Sicoob, Brazil’s largest cooperative financial system.
While Aegon had a life insurance partnership in India, in July 2023, Aegon announced the sale of 56% of the stake in its associate Aegon Life Insurance Company to Bandhan Financial Holdings Limited. The transaction was completed in February 2024.
Organizational structure
The key lines of business within Aegon International are China, Brazil, Spain & Portugal, and TLB. The remaining business units are grouped in one category called “Others” for reporting purposes. The corresponding joint ventures (including Aegon’s ownership percentages, where relevant) are as follows:
Spain & Portugal:
•	Aegon España S.A.U. de Seguros y Reaseguros (Aegon España Insurance and Reinsurance)
•	Santander Generales Seguros y Reaseguros S.A. (Santander General Insurance and Reinsurance) (51%)
•	Santander Vida Seguros y Reaseguros S.A. (Santander Life Insurance and Reinsurance) (51%)
•	Aegon Santander Portugal Não Vida-Companhia de Seguros S.A. (Aegon Santander Portugal Non-Life Insurance Co.) (51%)
•	Aegon Santander Portugal Vida-Companhia de Seguros de Vida S.A. (Aegon Santander Portugal Life Insurance Co.) (51%)
China:
•	Aegon THTF Life Insurance Co., Ltd. (50%) in China
Brazil:
•	Mongeral Aegon Seguros e Previdência S.A. (59.2% and 50% voting rights)
•	Sicoob Seguradora de Vida e Previdência S.A. (29.6%)
TLB:
•	Transamerica Life (Bermuda) Ltd.
Other subsidiaries:
•	Aegon Insights Ltd.
•	Transamerica Direct Marketing Asia Pacific Pty Ltd.
•	Aegon Insights Australia Pty Ltd.
•	Transamerica Insurance Marketing Asia Pacific Pty Ltd.
Overview of sales and distribution channels
Aegon International distributes its products directly to consumers (online and/or physical branches) and via banks, brokers, (tied) agents, and other digital/
e-commerce
partners.
The sales and distribution channel mix varies per country, reflecting the differences in the local insurance markets.

Annual Report on Form 20-F 2024 | 325

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
Aegon España’s own distribution channel offers life and health products. The network of brokers and agents accounts for approximately 80% of the total sales of the fully owned subsidiary, and the remaining 20% is generated by the direct channel.
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
Aegon THTF follows a multi-channel distribution strategy, including agents, brokers, banks, group sales, and digital
e-commerce
platforms.
Brazil: MAG Group
In Brazil, the joint venture has two major insurance companies generating revenue streams, MAG Seguros and Sicoob Seguradora. Together, they have 6.9 million clients in 2024. More than half of MAG Seguro’s annual new premium is sold by home-recruited individual brokers and market life insurance specialists, hosted in a proprietary environment called Sales Rooms. The independent investment agents are the second-largest distribution model, selling mostly term and whole life policies. The rest is spread among individual and/or group life products distributed through large brokerage firms, digital direct sales, and partners/cooperatives, including affinities and credit life in B2B2C models. Sicoob Seguradora distributes individual, group and credit life protection products in a bancassurance model through affiliate agencies to its cooperative associates. The joint venture also has an asset management company called MAG Asset Management, created in 2013, managing both group and third parties’ investments.
TLB and Aegon Insights
TLB distributes its life insurance products to HNW customers globally through targeted distribution relationships with selected local and international brokers, financial advisors, and via bancassurance channels. With its singular focus on the HNW segment, TLB has extensive experience in handling large sums assured and complex cases supporting HNW customers’ legacy and business planning needs. Aegon Insights is a marketing, distribution, and administration services business operating in Asia Pacific. With changes in consumer preferences, in 2017 Aegon made the strategic decision to discontinue Aegon Insights’ and put it in run-off.
In 2023 it sold its Japanese and Hong Kong operations, while continuing to provide services to the existing customer base in Australia.
Overview of business lines
Aegon International focuses on serving retail customers with individual life and different types of general, accident, and health insurances.
Life insurance, savings and protection
Spain & Portugal’s life insurance business comprises life savings and individual and group protection products, where individual life-risk and health products form the larger part of the business. Customers’ savings needs are serviced by Aegon España through its affiliates, offering universal life and unit-linked products. Protection business, pursued both in Spain & Portugal, includes primarily life, health, accident, and disability cover distributed through the joint ventures and Aegon España’s own channels. These products can typically be complemented with critical illness, income protection, and other riders.
In Asia, Aegon provides a broad range of life insurance products, including universal life, and traditional life products.
TLB offers a diversified suite of life and savings solutions globally tailored for HNW personal and business protection as well as wealth accumulation potential.
In China, participating products are the key products being sold while whole life products and whole life critical illness products are also offered for many channels, such as agents, banks, and brokers. Digital channel currently focuses on offering protection products, such as term life and endowment.

326 |	Annual Report on Form 20-F 2024

Overview of International

In Brazil, new business for MAG Seguros includes individual life-risk and individual life-savings products. The greater part of them are whole life or yearly renewable policies without cash value with riders such as temporary disability, critical illness, surgeries, or home services. Sicoob Seguradora sells individual and credit life policies. Both companies offer group life solutions for corporate markets.
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
Aegon THTF offers various kinds of health insurance, such as short-term medical insurance, mainly through agents, broker, and group channels.
In Brazil, MAG Seguros does not sell pure health insurance, although it sells health-related coverages (e.g. critical illness, surgeries and temporary disability) due to the decreasing affordability of private health in the Brazilian system, and the burden of public health. These coverages are bundled with life coverages and sold under the so-called
Invida product line.
Pensions
In Brazil, the joint venture operates pensions throughout several strategies. It partners with existing pension funds and offers embedded life and disabilities insurance within the pension funds’ new enrollee application form. MAG Seguros is upholding the leadership in this segment for over 20 years.
General insurance
Aegon España has been offering general insurance products, mainly household protection, unemployment, accident, dependency, and funeral insurance, since 2013 through its joint ventures with Banco Santander.
In Brazil, MAG Seguros launched in 2022 a new general insurance company called Simple2U under Brazil regulator’s sandbox. The startup offers a fully digital on-demand
portfolio of home insurance and other items, primarily through B2B2C distribution partnerships. In 2023, the JV launched a new company called MAG Capitalização, which offers saving products with lottery features, either as riders of MAG Seguros portfolio or as embedded solutions on business partnerships.
Competition
Spain & Portugal
The Spanish insurance market is highly competitive. For traditional life, unit-linked variable life, and pension products, the major competitors are retail bank-owned insurance companies. For health and general insurance products, the main competitors are both foreign and local companies. Aegon España is the exclusive provider of protection products to Banco Santander. The exclusive partnership also holds for Portugal. Key competitors for Aegon’s joint ventures with Banco Santander in Spain & Portugal are large traditional insurance companies.
China
In China the life insurance market is a highly fragmented one with many national and foreign players. As of September 30, 2024, there were 91 life insurance companies in the market, including 65 domestic life companies and 26 foreign life insurers. Based on the gross written premium (GWP), Aegon THTF ranked 44th among 73 companies that have published their GWP data and 17th among foreign life companies in China. Aegon THTF’s market share among foreign life insurers was 1.8% in terms of total premium.
Brazil
In Brazil, MAG Seguros operates predominantly in life insurance. Although less than in the past, 65% of the market is still concentrated in bank-owned companies. With 11% of the market share of the independent life insurance companies, the joint venture ended during the first semester of 2024 holding the third position in the ranking, behind Prudential (21.5%) and Icatu (13.6%). The asset management company MAG Investimentos is ranked number 65 in a market with 949 companies.

Annual Report on Form 20-F 2024 | 327

About Aegon Governance and risk management Financial information Sustainability information

TLB
TLB’s competitors have mainly been other global life insurance providers, such as, Manulife Bermuda and Sun Life Bermuda. The local subsidiaries of both Sun Life and Manulife, in addition to domestic insurers such as AIA, HSBC, Great Eastern, Singapore Life, AXA, and FWD, have also been developing competitive offerings for the HNW market segment.
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
China
Aegon-THTF is supervised by National Financial Regulatory Administration (NFRA). The NFRA was established on the basis of the former China Banking and Insurance Regulatory Commission, which will comprehensively strengthen supervision.
During 2024, the NFRA strengthened the supervision of products by lowering pricing interest rates, clarifying the commission ceiling of insurance business and regulating sales process. The China State Council issued ten national insurance policies aiming at further regulating and enhancing the supervision of the insurance, including improving the quality of the insurance industry after a period of growth-only focus.
Brazil
In Brazil, Aegon has operations involving life insurance,
non-life
insurance, and supplementary private pension, as well as financial asset management and collection. Considering this portfolio of operations, the state supervision and oversight of Aegon´s companies is conducted by the following bodies and institutions:
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
TLB
TLB is incorporated in Bermuda and regulated by the Bermuda Monetary Authority, the regulator of the financial services sector in Bermuda. TLB has full-service branches that are registered and licensed in Hong Kong and Singapore, respectively. The Insurance Industry is regulated in Hong Kong by the Hong Kong Insurance Authority (HKIA) and in Singapore by the Monetary Authority of Singapore (MAS).
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

328 |	Annual Report on Form 20-F 2024

Overview of Asset Management

Overview of Aegon Asset Management
Aegon Asset Management (Aegon AM) is an active global investor. Its 385 investment professionals manage and advise on assets of EUR 332 billion as of December 31, 2024, for a global client base of corporate and public pension funds, insurance companies, banks, wealth managers, family offices, and foundations.
Organizational structure
Aegon AM provides investment management expertise to institutional and private investors around the world. Its main office locations are in the United States, the Netherlands and the United Kingdom, while also having offices in Hong Kong, Germany, Spain and Hungary. Its investment capabilities are focused around four Global Platforms, each with asset-class expertise: private and public fixed income, real assets, private and public equities, and multi-asset & solutions. Across these platforms, the investment teams are organized globally and there is a common belief in fundamental, research-driven active management, underpinned by a focus on risk management and a strong commitment to responsible investing. Further to these investment platforms, Aegon AM also operates a fiduciary and multi-manager business in the Netherlands.
Aegon AM holds two key strategic partnerships:
•	In China, Aegon AM owns 49% of Aegon Industrial Fund Management Company (AIFMC), a Shanghai-based fund management company that offers mutual funds, segregated accounts, and advisory services;
•	In France, Aegon AM owns 25% of La Banque Postale Asset Management (LBP AM) which was expanded in 2023 with the acquisition of La Financière de l’Echiquier (LFDE), a French equity investment platform. LBP AM offers a comprehensive range of investment strategies to institutional clients and to retail investors.
In 2024, Aegon AM further executed the exclusive long-term partnership deal with a.s.r. and took over as fund manager for all the funds in scope of the partnership and thereby taking full regulatory responsibility.
Following the acquisition of NIBC Bank’s European Collateralized Loan Obligation (North Westerly) in 2023, Aegon AM closed a first European CLO of EUR 400m on July 8, 2024 and a second EUR 400m CLO on December 21, 2024. With these CLOs Aegon AM is on its way to establish itself as a leading European CLO manager. Aegon AM has already been a tier 1, highly respected CLO manager in the US for many years and with the European platform, now has a truly global CLO business.
In 2024, LBP AM started to delegate to Aegon AM, a number of Fixed Income mandates of EUR 1.6 billion in total, which will be managed by the portfolio management team in the Hague. This collaboration strengthens the partnership Aegon AM has with LBP AM.
Aegon AM has a global operational management board. The strategic direction and global oversight of business performance is executed by this global board, whose members have both global and local roles and responsibilities. This board is supported by several sub-committees.
Members of the board are appointed by Aegon Ltd. This supports Aegon’s oversight of Aegon AM.
Overview of sales and distribution channels
Aegon AM uses both institutional and wholesale distribution channels combining a global perspective with a focus on local relationships in the Americas and Europe. Client types include banks, pensions funds, insurance companies, fiduciary managers and Outsourced Chief Investment Officers (OCIO’s), family offices, investment consultants, wealth managers, charities, foundations, and endowments, third-party investment platforms, as well as its affiliated companies and joint ventures.

Annual Report on Form 20-F 2024 | 329

About Aegon Governance and risk management Financial information Sustainability information

Overview of business lines
Aegon AM has three distinct business lines:
•	Third-party business, which includes Assets under Management (AuM) of the strategic partnerships, accounts for approximately 67% of its AuM as at December 31, 2024. The wholesale channel typically sells collective investment vehicles to customers through wholesale distributors and independent intermediaries. The asset classes are fixed income, equities, real assets, and multi-asset and solutions with fund performance usually measured against a benchmark or peer group. The institutional business typically sells its services to large insurance companies, fiduciary managers, OCIOs and pension funds. Aegon AM manages a full range of asset classes and manages the strategies against objectives, targets, and risk profiles agreed with clients. It offers both absolute and relative return products. In the Netherlands, Aegon AM is a leading player in the Fiduciary business.
•	Affiliates also source third-party business in areas where Aegon AM manages funds for Aegon insurers and retirement companies (approximately 12% of AuM). These funds have various legal structures, and performance is usually measured against a benchmark or peer group. The main asset classes include fixed income, equities, real estate, and multi-asset.
•	The Aegon and Transamerica general accounts are the third source of assets (approximately 21% of AuM). This consists of funds held on the balance sheet of Aegon’s insurance companies to back policyholder liabilities, typically when the insurer has given the policyholder a guarantee. These assets are managed to match the insurers’ liabilities. As a rule, general account assets are managed in a closed architecture structure, and the main asset classes are fixed income and real assets.
Aegon AM has decided to further simplify its activities in Global Platforms to improve efficiency and profitability. Focus lies on three priorities: growth in real assets and alternative fixed income assets, being a recognized leader in responsible investing and helping partners with our core offerings to build market leading retirement and insurance platforms. As a result, Aegon AM will continue to rationalize its product set and has taken cost reduction measures.
Competition
Aegon AM competes with other asset management companies to acquire business from Aegon customers in the open-architecture parts of the affiliate business and from third parties.
In the United States, Aegon AM focuses on offering investors core fixed income, alternative fixed income, equity, and real asset related strategies. It works directly with pension funds, insurance companies, family offices, endowments, and foundations as well as investment consultants within the institutional market. In the wholesale market, Aegon AM works as a sub-advisor
with its insurance company affiliates and other partners to offer competitive and relevant strategies for its client base. It also works with investment consultants and other partners to offer products to third-party institutions. Primary competitors in the United States include Voya IM, BlackRock, Invesco, JP Morgan AM, Franklin Templeton, Principal Global Investors, PIMCO, and PGIM.
In continental Europe, Aegon AM focuses on offering investors core and alternative fixed income, equities, real estate, and multi-asset and solutions strategies to institutional and wholesale clients. In the Netherlands, Aegon AM also offers fiduciary services to institutional clients. In the third-party institutional market, it competes with domestic and global asset managers, as well as with fiduciary and balance sheet managers. Competition continues to be strong in the institutional market due to both the ongoing consolidation of pension funds and the growing service requirements of pension fund clients. Primary competitors in the Netherlands include BlackRock, Robeco, Goldman Sachs AM, Achmea, and Van Lanschot Kempen.
In the United Kingdom, Aegon AM focuses on offering investors fixed income, equities, and multi-asset and solutions strategies. It serves institutional clients and their advisors and is active in the wholesale market. Primary competitors in the United Kingdom include Abrdn, Aviva Investors, LGIM, Janus Henderson, Insight Investment, M&G, and Royal London.
In mainland China, AIFMC focuses on Chinese equity, fixed income, multi-asset and money market strategies. It competes against a wide range of locally based asset managers including China Universal Asset Management, E Fund Management, Fullgoal Fund Management, and Yinhua Fund Management. The company’s products are distributed through banks, securities brokers, and digital platforms.
In France, La Banque Postale Asset Management services private investors through La Banque Postale’s retail banking network and with LFDE through independent advisors, representing LBP AM, LFDE, and Aegon
AM-advised
strategies. In the institutional market, it also offers investment strategies from Aegon AM to compete for affiliate and third-party insurance and pension clients with large local asset managers and specialized international competitors. In France, primary competitors include Amundi Asset Management, AXA Investment Management, BNP Paribas Investment Partners, Carmignac, and Edmond de Rothschild.

330 |	Annual Report on Form 20-F 2024

Overview of Asset Management

Regulation and supervision
Regulation of asset management companies in general differs to that of insurers. Aegon AM’s local operating entities are regulated by their local regulators, most notably the Dutch Authority for the Financial Markets (AFM) (conduct of business supervision) and the DNB (prudential supervision) for Dutch-based entities, the Financial Conduct Authority (FCA) for Aegon Asset Management UK plc, and the Securities & Exchange Commission (SEC) and the Commodity Futures Trading Commission (CFTC) for the
US-based
entities. Aegon Asset Management UK is also regulated by the SEC for its activities in the US market. From a regulatory perspective, the asset management activities of the
US-based
entities of Aegon AM in the United States do not fall directly under the responsibility of Aegon Asset Management Holding B.V., as these entities are subsidiaries of Transamerica Corporation. AIFMC is regulated as a Chinese fund management company by the Chinese Securities Regulatory Commission (CSRC), while LBP AM is an asset management company licensed by the French Financial Markets Authority (AMF).

Annual Report on Form 20-F 2024 | 331

About Aegon Governance and risk management Financial information Sustainability information

Risk factors Aegon Ltd.
Aegon is exposed to a wide array of risks, both internal and external. Internal risks may include failures in compliance systems and other operational challenges, while external risks can stem from financial market fluctuations, business and political environments, economic trends, and regulatory changes. These risks, whether originating internally or externally, have the potential to significantly impact Aegon’s operations, profitability, investment values, product sales, and ability to meet obligations related to its securities. The materialization of any of these risks could lead to a decline in Aegon’s securities’ market price, potentially resulting in investors losing part or all of their investments. It is important to note that Aegon may also face currently unforeseen risks that could materially affect its operations and share price. As is common in business, some risks may only become apparent in hindsight.
This chapter categorizes risk factors based on their origins, while acknowledging that identified risks may have far-reaching
consequences across multiple areas, such as financial market developments, policyholder behavior, and information technology advancements. The risk categories used are: 1) financial, 2) underwriting, 3) operational, 4) political, regulatory and supervisory, 5) legal and compliance, and 6) risks specific to Aegon’s common shares. Within each category, the most significant risk factors are presented first. However, the order of the remaining risk factors does not necessarily indicate their likelihood of occurrence or potential impact, as these aspects are often difficult to determine with certainty. It’s worth noting that even risks with low probability can have substantial consequences if they materialize.
Summary
The risk factors cover the following topics in the designated categories:
1. Financial risks

•	Rapidly rising interest rates

•	Sustained low or negative interest rate levels

•	Disruptions in the global financial markets and general economic conditions
•	Elevated levels of inflation
•	Illiquidity of certain investment assets

•	Credit risk, declines in value and defaults in Aegon’s debt securities, private placements, mortgage loan portfolios and other instruments or the failure of certain counterparties
•	Decline in equity markets
•	Downturn in the real estate market
•	Default of a major financial market participant
•	Failure by reinsurers to which Aegon has ceded risk
•	Downgrade in Aegon’s credit ratings
•	Fluctuations in currency exchange rates
•	Unsuccessful management of derivatives
•	Subjective valuation of Aegon’s investments, allowances and impairments
2. Underwriting risks
•	Differences between actual claims experience/underwriting and reserve assumptions
•	Losses on products with guarantees due to volatile markets
•	Restrictions on underwriting criteria and the use of data
•	Unexpected return on offered financial and insurance products
•	Reinsurance may not be available, affordable, or adequate
•	Catastrophic events
3. Operational risks
•	Competitive factors
•	Difficulty in acquiring and integrating new businesses or divesting existing operations
•	Difficulties in distributing and marketing products through its current and future distribution channels
•	Slow to adapt to and leverage new technologies
•	Failure of data management and governance
•	Epidemics or pandemics
•	Unsuccessful in managing exposure to climate risk

332 |	Annual Report on Form 20-F 2024

Risk factors Aegon Ltd.

•	Unidentified or unanticipated risk events
•	Aegon’s information technology systems may not be resilient against constantly evolving threats
•	Computer system failure or security breach
•	Breach of data privacy or security obligations
•	Inaccuracies in econometric, financial, or actuarial models, or differing interpretations of underlying methodologies
•	Inaccurate, incomplete or unsuccessful quantitative models, algorithms or calculations
•	Issues with third-party providers, including events such as bankruptcy, disruption of services, poor performance, non-performance, or standards of service level agreements not being upheld
•	Inability to attract and retain personnel
4. Political, regulatory, and supervisory risks
•	Requirement to increase technical provisions and/or hold higher amounts of regulatory capital as a result of changes in the regulatory environment or changes in rating agency analysis
•	Political or other instability in a country or geographic region
•	Changes in accounting standards
•	Inability of Aegon’s subsidiaries to pay dividends to Aegon Ltd.
•	Risks of application of intervention measures
5. Legal and compliance risks
•	Unfavorable outcomes of legal and arbitration proceedings and regulatory investigations and actions
•	Changes in government regulations in the jurisdictions in which Aegon operates
•	Increased attention to sustainability matters and evolving sustainability standards and requirements
•	Tax risks
•	Difficulty to effect service of process or to enforce judgments against Aegon in the United States
•	Inability to manage risks associated with the reform and replacement of benchmark rates
•	Inability to protect intellectual property
6. Risks relating to Aegon’s common shares
•	Volatility of Aegon’s share price

•	Offering of additional common shares in the future

•	Significant influence of Vereniging Aegon over Aegon’s corporate actions
•	Currency fluctuations

•	Influence of Perpetual Contingent Convertible Securities over the market price for Aegon’s common shares
Financial risks
Rapidly rising interest rates may adversely affect Aegon’s profitability and available liquidity.
Aegon uses derivative instruments to help manage interest rate risk. In periods of rapidly rising rates Aegon is required to post more collateral under these derivative contracts, which can cause a strain on liquidity. In addition, rapidly rising interest rates can cause policy loans, surrenders and withdrawals to increase. These activities may require Aegon to sell invested assets at a time when the prices of those assets are affected adversely by the increase in market interest rates, which may result in realized investment losses.
These cash payments to policyholders also result in a decrease in total assets. Early withdrawals may also impact the Contractual Service Margin (CSM) which results in lower future CSM releases and as such lower future net results.
Sustained low or negative interest rate levels may adversely affect Aegon’s profitability and shareholders’ equity.
Aegon is exposed to interest rate risk as both its assets and liabilities are sensitive to movements in long- and short-term interest rates.
During periods of decreasing, sustained low, or negative interest rates, Aegon may not be able to preserve profit margins in spread-based businesses due to the existence of minimum interest rate guarantees and minimum guaranteed crediting rates provided in policies. Investment earnings may be lower because the interest earnings on new fixed-income investments are likely to have declined with the market interest rates. A prolonged low or even negative interest rate environment may also result in a lengthening of maturities of the policyholder liabilities from initial estimates, due to lower policy lapses and longer duration of annuities. In this context, negative interest rates have comparable but larger impacts than low but positive rates.

Annual Report on Form 20-F 2024 | 333

About Aegon Governance and risk management Financial information Sustainability information

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
Aegon’s profitability and financial condition may be materially affected by uncertainty, fluctuations or negative trends in general economic conditions, such as economic growth, levels of unemployment, consumer confidence, inflation and interest rate levels in the countries in which Aegon operates. Continuing global economic and geopolitical volatility (including the ongoing conflict between Ukraine and Russia, and the war between Israel and Hamas), as well as elections in several countries leading to changes in the political landscape, imposition of tariffs, sanctions or other barriers to global trade, elevated inflation and fluctuations in interest rates, have increased volatility in financial markets.
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
Governmental action in the US, the Netherlands, the UK, the European Union, Bermuda and elsewhere to address market disruptions and economic conditions may impact Aegon’s businesses. Aegon cannot predict the effect that these or other government actions, including economic sanctions, as well as actions by the European Central Bank (ECB) or the US Federal Reserve may have on financial markets or on Aegon’s businesses, profitability, cash flows and financial condition.
Elevated levels of inflation may adversely affect Aegon’s business plans and strategy and the profitability of its business.
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
Operating expenses have a strong correlation with inflation (wage and price inflation). An increase in observed inflation may lead to increased expenses and lower earnings if Aegon is unable to offset the expense of inflation through expense savings initiatives.
Elevated levels of inflation may have broader economic impacts on asset valuations and economic activity, which will adversely impact Aegon’s business plans and strategy and its profitability.

334 |	Annual Report on Form 20-F 2024

Risk factors Aegon Ltd.

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
In addition, Aegon is indirectly exposed to credit risk on the investment portfolios underlying separate account liabilities. Changes to credit risk can decrease the value of fixed interest assets in the separate accounts. Reduced separate account values will decrease fee income and may impact the CSM and therefore impact future earnings. In addition, certain separate account products sold in the US include guarantees that protect policyholders against some or all the downside risks in their separate account portfolios. Revision of assumptions might also affect the CSM and therefore future earnings. These factors may have a material adverse effect on Aegon’s profitability and financial position.
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

Annual Report on Form 20-F 2024 | 335

About Aegon Governance and risk management Financial information Sustainability information

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
Some of Aegon’s insurance and investment contract businesses have minimum return or accumulation guarantees, which require Aegon to establish reserves to fund these future guaranteed benefits when equity market returns do not meet these guarantee levels. Aegon’s reported results under IFRS are also impacted if certain insurance and/or investments contracts become onerous which decreases the reported net result. Volatile or poor market conditions may also significantly reduce the demand for some of Aegon’s savings and investment products, which may lead to lower sales and reduced profitability.
A downturn in the real estate market may adversely impact valuations and cash flows.
Aegon has exposure to the real estate market in the US through commercial mortgage loans. Aegon also has indirect exposure to the residential real estate market in the Netherlands through its shareholding in a.s.r, via the AMVEST funds and residential mortgages. Risks for Aegon in the US and indirectly in the Netherlands in the event of a downturn in the real estate market include lower returns or valuation losses on its mortgage portfolio, lower real estate valuations, lower margins due to higher prepayment in the mortgage portfolio in the event of lower interest rates and increased payment defaults.
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
Even the perceived lack of creditworthiness of a government or financial institution (or a default by any such entity) may lead to market-wide liquidity problems and losses or defaults. This risk is sometimes referred to as 'systemic risk' and may adversely affect financial intermediaries, such as clearing members or futures commissions merchants, clearing houses, banks, securities firms and exchanges with which Aegon interacts on a daily basis, and the financial instruments of governments in which Aegon invests. Systemic risk could have a material adverse effect on Aegon’s ability to raise new funds and on its business, financial condition, profitability, liquidity and/or prospects.
Reinsurers to which Aegon has ceded risk may fail to meet their obligations.
Aegon’s insurance subsidiaries cede risks to reinsurance companies under various agreements that cover individual risks, group risks, or defined blocks of business, on a co-insurance,
yearly renewable term, excess or catastrophe excess basis. The purpose of these reinsurance agreements is to spread the risk and offset the effect of losses. The amount of each risk retained depends on an evaluation of the specific risk, which is subject, in certain circumstances, to maximum limits based on the characteristics of coverage. Under the terms of the reinsurance agreements, the reinsurer agrees to reimburse for the ceded amount in the event a covered claim is paid. However, Aegon’s insurance subsidiaries remain liable to their policyholders for ceded insurance if any reinsurer fails to meet the obligations assumed by it. A bankruptcy, insolvency, or inability of any of Aegon’s reinsurance counterparties to satisfy its obligations may have a material adverse effect on Aegon’s financial conditions and results of operations.

336 |	Annual Report on Form 20-F 2024

Risk factors Aegon Ltd.

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
Withdrawals by policyholders may require the sale of invested assets, including illiquid assets, at a price that may result in realized investment losses. These cash payments to policyholders would result in a decrease in total invested assets and a decrease in the net result. Among other things, early withdrawals may also impact the CSM, which in turn results in lower future CSM releases and as such lower future net results.
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
Refer to the
Capital and liquidity management
section of this annual report for Aegon’s current credit ratings.
Fluctuations in currency exchange rates may affect Aegon’s financial condition and reported results of operations.
As an international group, Aegon is subject to foreign currency translation risk. At a local level, assets allocated to equity are kept in local currencies to the extent shareholders’ equity is required to satisfy regulatory and Aegon’s self-imposed capital requirements. Therefore, currency exchange rate fluctuations may affect the level of Aegon’s consolidated shareholders’ equity as a result of translation of the equity of Aegon’s subsidiaries into euros, Aegon’s reporting currency. Aegon holds the remainder of its consolidated capital base (capital securities, subordinated and senior debt) in various currencies in amounts that are targeted to correspond to the book value of Aegon’s business units. This balancing is intended to mitigate currency translation impacts on equity and leverage ratios. Foreign currency exposure also exists when policies are denominated in currencies other than Aegon’s functional currency. Currency risk in the investment portfolios backing insurance and investment liabilities is managed using asset liability matching principles. Aegon may also hedge proceeds from divestments or the foreign exchange component of expected dividends from its principal business units that maintain their equity in currencies other than the euro.
To the extent the foreign exchange component of proceeds from divestments or the expected dividends is not hedged, or actual dividends vary from expected, Aegon’s net result and shareholders’ equity may fluctuate. As Aegon has significant business segments in the Americas and in the UK, the principal sources of exposure from currency fluctuations are from the differences between the US dollar and the euro and between the UK pound and the euro. Aegon may experience significant changes in net result and shareholders’ equity because of these fluctuations.
Aegon may be unable to manage asset liability management risks successfully through derivatives.
Aegon is exposed to changes in the fair value of its investments, as a result of the impact of interest rate, equity markets and credit spread changes, currency fluctuations and changes in mortality and longevity. Aegon uses common financial derivative instruments, such as swaps, options, futures, and forward contracts, to hedge some of the exposures related to both investments backing insurance products and its own borrowings. Aegon may not be able to manage these asset liability management risks associated with these activities successfully through the use of derivatives. In addition, a counterparty may fail to honor the terms of its derivatives contracts with Aegon. In addition, clearing members and clearing houses may terminate their derivatives contracts with Aegon. Aegon’s inability to manage risks successfully through derivatives, a counterparty’s failure to honor Aegon’s obligations, or a systemic risk that is transmitted from counterparty to counterparty may each have a material adverse effect on Aegon’s businesses, net result, and financial condition.

Annual Report on Form 20-F 2024 | 337

About Aegon Governance and risk management Financial information Sustainability information

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
There is a risk that the pricing of Aegon’s products turns out to be inadequate if the assumptions used for pricing do not materialize. Aegon’s earnings depend significantly on the extent to which actual claims experience is consistent with the assumptions used in setting the prices for Aegon’s products and the extent to which the established technical provisions for insurance liabilities, both under IFRS and statutory reporting, prove to be sufficient. If actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, Aegon’s net result would be reduced. Furthermore, if a less favorable claims experience becomes sustained, Aegon may be required to change its best estimate assumptions with respect to future experience, potentially increasing the technical provisions for insurance liabilities, which may further reduce Aegon’s net result and solvency ratio. In addition, under IFRS17 the CSM, established on transition or when writing new business, represents the unearned profit that the company expects to earn in the future. If the assumptions relating to this future profitability (such as future claims, investment net income and expenses) are not realized, this can lead to changes in the CSM, which in turn could change future profitability and, if the CSM turns negative, trigger onerous contracts leading to an immediate loss. This may have a material adverse effect on Aegon’s results of operations and financial condition.
Sources of underwriting risk include policyholder behavior (such as lapses or surrender of policies), biometric risks (such as mortality, disability and morbidity) and expenses. In most cases, the expectations for these risks are used to calculate the technical provisions so the main risk is that the realizations turn out differently than what was expected. Depending on the product and the risk type a certain deviation can either have a positive or negative impact on earnings. For some product lines, Aegon is at risk if policy lapses increase, as sometimes Aegon is unable to fully recover up-front
sales expenses despite the presence of commission recoveries or surrender charges and fees. In addition, some policies have embedded options which at times are more valuable to the client if they stay (lower lapses) or leave (higher lapses), which may result in losses to Aegon’s businesses. Aegon sells certain types of policies such as term life insurance and accident insurance, whose profitability is at risk if mortality or morbidity increases. Aegon also sells certain other types of policies, such as annuity and long-term care (LTC) insurance products, that are at risk if mortality decreases (longevity risk). For example, certain current annuity products, as well as products sold in previous years, have seen their profitability deteriorate as longevity assumptions have been revised upward. Despite the disruption caused by the
COVID-19
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
Some products, particularly Aegon’s variable annuity products in the US include death benefit guarantees, guarantees of minimum surrender values or income streams for stated periods or for life, which may be more than account values. These guarantees are designed, among other things, to protect policyholders against downturns in equity markets and interest rates. The value of the guarantees depends on how the market prices of underlying investments are expected to move and the interest rates. Failure to re-price
the products following a fall in interest rates or a move into more volatile markets could result in Aegon writing business at a loss and potentially writing higher volumes of loss-making business if competitors re-price
their products. Alternatively, if competitors
re-price
their products on aggressive pricing terms, then Aegon may be pressured to re-price
with less favorable terms than it is willing to take without the pressure. Each of these circumstances may adversely affect Aegon’s results of operations, financial condition or liquidity.

338 |	Annual Report on Form 20-F 2024

Risk factors Aegon Ltd.

Restrictions on underwriting criteria and the use of data may adversely impact Aegon’s results of operations.
Certain jurisdictions implement regulations that limit specific underwriting criteria, including geographic location (zip/postal code) or the use of genetic test results, in determining premiums and benefits for insurance products. These regulations, whether currently in place or introduced in the future, may have a negative impact on Aegon’s performance or operations if it is restricted from considering certain factors that are relevant to assessing risk. Additionally, advancements in underwriting practices, such as automation and the incorporation of diverse data types and sources, could also be influenced by future regulatory changes related to privacy and the use of personal information.
Aegon’s products may not achieve expected returns and Aegon may be confronted with litigation and negative publicity.
Aegon may face lawsuits from customers and experience negative publicity if Aegon’s products fail to perform as expected, regardless of the suitability of products for customers or the adequacy of the disclosure provided to customers by Aegon and by the intermediaries who distribute Aegon’s products. Products that are less well understood and that have a lower performance track record may be more likely to be the subject of such lawsuits. Any such lawsuits, court judgments or regulatory fines may have a material adverse effect on Aegon’s results of operations, corporate reputation, and financial condition.
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
Competition in Aegon’s business segments is based on, among other things, service, product features, price, commission structure, financial strength, claims paying ability, ratings, and name recognition. Aegon faces intense competition from a large number of other insurers, as well as non-insurance
financial services companies such as banks, broker-dealers and asset managers, for individual customers, employers, other group customers, and agents and other distributors of insurance and investment products. Consolidation in the global financial services industry can enhance the competitive position of some of Aegon’s competitors by broadening the range of their products and services and increasing their distribution channels and their access to capital. New competitors backed by private equity investors may lead to further pressure on Aegon’s margins. In addition, the development of alternative distribution channels for certain types of insurance and securities products, including the use of modern technologies, such as artificial intelligence (AI), machine learning and blockchain, may result in increasing competition as well as pressure on margins for certain types of products. These competitive factors may result in increased pricing pressures on Aegon’s products and services, particularly as competitors seek to win market share. This may harm Aegon’s ability to maintain or increase profitability.

Annual Report on Form 20-F 2024 | 339

About Aegon Governance and risk management Financial information Sustainability information

Adverse market and economic conditions can be expected to result in changes to the competitive landscape. Financial distress experienced by financial services industry participants as a result of weak economic conditions and newly imposed regulations may lead to acquisition opportunities. In addition, the competitive landscape in which Aegon operates may be affected by government-sponsored programs or actions taken in response to, for instance, dislocations in financial markets. Aegon’s ability or that of Aegon’s competitors to pursue such opportunities may be limited due to lower earnings, reserve increases, capital requirements or a lack of access to debt capital markets and other sources of financing. Such conditions may also lead to changes by Aegon or Aegon’s competitors in product offerings and product pricing that may affect Aegon and Aegon’s relative sales volumes, market shares and profitability.
Aegon may not be successful in acquiring and integrating new businesses or divesting existing operations.
Over time, Aegon has made a number of acquisitions and divestments around the world and it is possible that Aegon may make acquisitions and divestments in the future. Acquisitions and divestments involve risks that may adversely affect Aegon’s results of operations and financial condition. These include: the potential diversion of financial and management resources from existing operations; difficulties in assimilating or disentangling operations, technologies, products and personnel; significant delays in completing the integration or disentangling of operations; the potential loss of key employees or customers; and potential losses from resulting litigation and tax and accounting issues. In addition, expansion into new and emerging markets may involve heightened political, legal, and regulatory risks, such as discriminatory regulation, nationalization or expropriation of assets, price controls and exchange controls.
Aegon’s acquisitions may result in additional indebtedness, costs, contingent liabilities, and impairment expenses related to goodwill and other intangible assets. Acquisitions may also have a dilutive effect on the ownership and voting percentages of existing shareholders if shares are used as consideration. Divestments of existing operations may result in Aegon assuming or retaining certain contingent liabilities. Aegon may not be able to divest assets within the time or at the price planned. Certain assets may prove to be organized within the business in such a way as to make divestment too complex and/ or uneconomical. All these factors may adversely affect Aegon’s businesses, results of operations and financial condition. There can be no assurance that Aegon will successfully identify suitable acquisition candidates or buyers for operations to be divested or that Aegon will properly value acquisitions or divestments. Aegon is unable to predict whether or when any prospective acquisition candidate or buyer for operations to be divested will become available, or the likelihood that any transaction will be completed once negotiations have commenced.
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
In the US and Canada, a significant portion of our distribution model relies on our ability to attract new recruits and retain productive licensed life insurance agents as independent contractors. It is typical for this distribution model to experience a high rate of turnover, particularly among part-time agents. As such, the success of this component of our business is dependent on our ability to successfully attract, train, retain, and motivate a large number of independent contractors to make appropriate sales of insurance products. This can be challenging given the ongoing training and licensing requirements, commercial terms being offered by competitor insurance agencies with whom they could contract, the inherent challenges of selling insurance products as independent agents, and other business opportunities available to them.
In addition, from time to time the structure of our contracts and/or relationships with new recruits and agents are subject to legal and regulatory challenges and new regulatory requirements. If one or more of those challenges is successful or if new regulation is implemented, our independent agent distribution model may be adversely impacted. In addition, if we or any other businesses with a similar distribution structure engage in practices resulting in increased negative public attention for our business model, the resulting reputational challenges could have an impact. This could affect our ability to attract new recruits, retain licensed life insurance agents and/or operate the current model and could adversely affect the demand for our insurance products and possibly lead to increased regulatory scrutiny and additional regulatory requirements.

340 |	Annual Report on Form 20-F 2024

Risk factors Aegon Ltd.

Aegon may be slow to adapt and leverage emerging technologies.
The insurance industry is experiencing important change due to the advent of new technologies, which include but are not limited to enhanced communication channels, automation, artificial intelligence (AI), machine learning, advanced processing platforms, cloud computing, data analytics, and distributed ledger technology. These innovations are reshaping the distribution and sales of insurance as well as the management of insurance businesses, driving the digitalization of key business processes, requiring strategic workforce planning, and resulting in elevated customer and consumer expectations. This increases competition, not just among peers, but also from new competitors and disruptors.
AI, particularly Generative AI, is facilitating the creation of new data and content, which can impact decision-making processes and customer interactions. Quantum computing promises to revolutionize data processing and analysis, offering more speed and efficiency that could lead to better risk assessments and pricing models. Additionally, the Internet of Things (IoT) and customer experience technologies are becoming increasingly relevant, providing real-time data that could enhance personalized insurance offerings and risk management. Aegon may not be able to swiftly, effectively, and securely adapt and integrate emerging technologies, negatively impacting its competitive position and profitability and adversely affecting its future financial condition and operational results.
Failure of data management and governance can result in regulatory and reputational risk as well as missed business opportunities.
Data is essential for Aegon’s operational performance. However, much of the data held by Aegon is subject to various legal, regulatory and contractual restrictions. To be able to benefit from the data that Aegon holds, areas like data management and governance are of key importance. Most internal processes and customer interactions are dependent on accessible, reliable, and compliant data practices and operations. If Aegon fails to adequately execute on these obligations, it faces potential legal, regulatory, operational, contractual and reputational risks. Aegon must also endeavor to obtain adequate data rights to be able to execute its business strategy. Failure to do so will expose it to additional legal risks, including litigation risks.
Aegon may be impacted by epidemics or pandemics.
Aegon’s operations are exposed to the risk of an epidemic or a pandemic, such as Asian flu, SARs, or
COVID-19,
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
Aegon may not be successful in managing its exposure to climate risk, and hence inadequately adapt its investment portfolios for the transition to a low-carbon
economy.
Climate change is a risk associated with high uncertainty regarding timing, scope, and severity of potential impacts. Climate risks can be grouped into physical risks and transition risks.
Physical risks can be split into acute and chronic risks. Acute physical risks refer to those that are event-driven, including increased severity of extreme weather events, such as cyclones, hurricanes, or floods. Chronic physical risks refer to longer-term shifts in climate patterns (e.g., sustained higher temperatures) that may cause sea level rise etc. These physical risks can potentially impact life insurance, for instance through higher-than-expected mortality rates. Losses can also follow from credit risk and collateral linked to Aegon’s mortgage portfolio. From a physical risk standpoint, Aegon is exposed to mortality risk and mortgage underwriting risks. Beyond insured losses, climate change may have disrupting and cascading effects on the wider environment and economy and may lead to adverse market movements – prices and credit quality of investments and defaults on investments – and monetary policy measures resulting in lower interest rates.
Transition risks are those arising from the shift to a
low-carbon
economy. These risks are a function of policy, regulatory and economic uncertainty, including political, social and market dynamics and technological innovations. Transition risks can affect the value of assets and investment portfolios. Furthermore, Aegon may be unable to, or may be perceived as not taking sufficient action to, adjust to environmental and sustainability expectations or goals. This may impact our relations or performance with investors and customers, among other stakeholders. For more information, refer to our risk factor titled “Increased attention to sustainability matters may subject Aegon to additional costs or risks or otherwise adversely impact Aegon businesses. Aegon may not be able to meet evolving sustainability standards and requirements, or may fail to meet its sustainability goals and targets.”

Annual Report on Form 20-F 2024 | 341

About Aegon Governance and risk management Financial information Sustainability information

Physical and transition risks may impact our investment performance, as well as our business operations. For more information, refer to the
TCFD
section of this Annual Report. Linked to both the physical and the transition risks, there could also be litigation and reputational risks following from (being perceived to) not fully considering or responding to the impacts of climate change, or not providing appropriate disclosure of current and future risks, or not meeting Aegon’s fiduciary duties. Aegon may not be able to fully predict or manage the financial risks stemming from climate change, resource depletion, environmental degradation and related social issues. The risks can relate both to Aegon and the companies in which it invests. Efforts that Aegon may take to reduce the Company’s climate-related risks may be costly (including requiring us to forego certain business opportunities the Company may otherwise pursue) and may not be successful.
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
Aegon has devoted a significant number of resources to the implementation and maintenance of a comprehensive enterprise risk management framework. Nevertheless, it is possible that risks present in its business strategies and initiatives are not fully identified, measured, managed, or monitored. Risk measurements often make use of historic data that may be inaccurate or may not predict future exposures. As a result, Aegon’s businesses, results of operations, and financial condition may be adversely affected.
Aegon’s information technology systems may not be resilient against constantly evolving threats resulting in business disruptions.
In an era where digital transformation is paramount, IT and digital operational resilience have become integral to managing the risks associated with business service disruption. Aegon’s commitment to maintaining operational resilience is closely tied to the robustness and security of its IT infrastructure. The threat of multiple, simultaneous disruptions has highlighted the need for agile and adaptable IT systems that can withstand not only direct cyberattacks but also those targeting the increasingly interconnected supply chains. In order to stay resilient, Aegon needs to keep pace in modernizing its technologies and must commit the required resources to maintain, replace and enhance its existing systems.
The unpredictable nature of climate conditions further necessitates a resilient IT framework that ensures service delivery remains unaffected, especially as the impacts of climate change on critical infrastructure become more pronounced. Moreover, the financial resilience of suppliers is a key consideration, as is the reliability and support of aging infrastructure and legacy technology. Aegon cannot guarantee that the implemented measures will prevent or minimize the impact of any disruption to Aegon’s systems and processes. The occurrence of any of these events could have a significant impact on Aegon’s operations, financial health, and corporate reputation.
A perceived or actual computer system failure or security breach of Aegon’s IT systems or that of critical third parties may negatively impact Aegon’s business, damage Aegon’s reputation and adversely affect Aegon’s results of operations, financial condition, and cash flows.
Aegon relies heavily on its own information systems and infrastructure as well as those of third parties to conduct a large portion of its business operations. This includes the need to securely store, process, transmit and dispose of confidential information, including personal information and confidential company information as well as trade secrets, financial and other confidential information relating to Aegon. In many cases this also includes transmission and processing to or through customers, business partners, (semi-) governmental agencies and third-party service providers (including cloud). This characterizes the size of Aegon’s attack surface that bad actors can potentially exploit. Malicious insiders, cybercrime attacks or security or data privacy breaches may result in subsequent litigation (including class actions), regulatory scrutiny and fines, business disruption, financial losses, and reputational impact and client attrition.
As cybercriminals leverage the latest in generative AI and large language models to orchestrate sophisticated attacks (i.e., creating more effective malware and phishing), Aegon could fail to safeguard the increasingly valuable and sensitive data held within the company and the (inter)connected third parties. The commoditization of cybercrime, exemplified by ransomware-as-a-service
models, has made potent cyber tools accessible to a wider range of bad actors, fueling an uptick in the number and sophistication of cyber-attacks. Ransomware attacks have evolved to include double-extortion and triple-extortion tactics that raise the stakes considerably. Organizations could fail to keep pace with the swift current of technological change and could fail to timely develop adequate controls. Legacy systems, burdened with inherent vulnerabilities, compound the challenge.

342 |	Annual Report on Form 20-F 2024

Risk factors Aegon Ltd.

Besides the risk of malicious outside forces, Aegon needs to be prepared against threats, both malicious and accidental. For example, human error, bugs and vulnerabilities that may exist in Aegon’s systems or software, unauthorized user activity and lack of sufficiently automated processing or sufficient logging and monitoring can result in improper information exposure or failure or delayed detection of such activity in a timely manner. Aegon also faces risk in this area due to its reliance in many cases on third-party systems, all of which may face cyber and information security risks of their own. Third-party administrators or distribution partners used by Aegon or its subsidiaries may not adequately secure their own IT systems or may not adequately keep pace with the dynamic changes in this area. Potential bad actors that target Aegon and applicable third parties may include, but are not limited to, criminal organizations, foreign government bodies, political factions, and others.
Large, global financial institutions such as Aegon, and their third-party service providers, have been, and will continue to be, subject to information security attacks in the foreseeable future. The nature and size of these attacks will also continue to be unpredictable, and in many cases may arise from circumstances or at third parties that are beyond Aegon’s control. Attackers are also increasingly using tools and techniques that are specifically designed to circumvent controls, to evade detection and even to remove or obfuscate forensic evidence. As a result, Aegon may be unable to timely or effectively detect, identify, contain, investigate or remediate cyberattacks or security breaches. Especially if and to the extent Aegon fails to adequately invest in defensive infrastructure, timely response capabilities, security technology, controls and processes or to effectively execute against its information security strategy, it may suffer material adverse consequences. Cyber liability insurance remains a component of Aegon’s adaptive approach, although it may not fully offset the financial impact of a cyber-attack.
To date, we like other companies have experienced security incidents including as a result of
e-mail
phishing attacks targeted at Aegon’s business partners and customers. In addition, Aegon has faced other types of attacks, including, but not limited to, other types of phishing attacks, advanced persistent threats, distributed denial of service (DDoS) attacks, technology implementation and update errors, 3rd party incidents and breaches, various human errors,
e-mail
related errors, paper-based errors, and exploitations of vulnerabilities. Like many other companies, Aegon could also be subject to malware, ransomware and similar types of attacks or intrusions. While to date we do not believe any of these incidents have had a material impact on Aegon, there is no guarantee that the measures that Aegon and its third-party service providers take will be sufficient to stop all types of attacks or mitigate all types of information security or data privacy risks.
A perceived or actual breach of data privacy or security obligations may disrupt Aegon’s business, damage its reputation, and adversely affect its financial conditions and the results of its operations.
Pursuant to applicable laws, various government, semi-government and other administrative bodies have established numerous rules protecting the privacy and security of personal information, and other confidential or sensitive information held by Aegon. Notably, certain of Aegon’s businesses are subject to laws and regulations enacted by US federal and state governments, the European Union (EU), the UK and other non-US/EU/UK
jurisdictions and/or enacted by various regulatory organizations relating to the privacy and/or information security of the information of customers, employees or others. Aegon’s EU operations and UK operations are mainly subjected to the EU and UK General Data Protection Regulation (EU GDPR and UK GDPR). In addition, in several Asian jurisdictions, as well as Latin America where Aegon has activities, new privacy and information security laws and regulations have been enacted, or existing legislation has been strengthened and updated.
In the US, the New York Department of Finance Services (NYDFS), pursuant to its cybersecurity regulation, requires financial institutions regulated by the NYDFS, including certain Aegon subsidiaries, to, among other things, satisfy an extensive set of minimum information security requirements, including but not limited to governance, management, reporting, policy, technology and control requirements. Other states have adopted similar, cybersecurity laws and regulations as New York. In November 2023, NYDFS amended its Part 500 Cybersecurity Rules to adopt heightened information security requirements in relation to cybersecurity governance, cybersecurity risk assessments, incident reporting, and other requirements that apply to Aegon’s operations and will require further implementation efforts for Aegon. The timeline to comply with the Amendment reflects a phased approach which began December 1, 2023.
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

Annual Report on Form 20-F 2024 | 343

About Aegon Governance and risk management Financial information Sustainability information

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
Aegon, and many of its systems, employees, third-party providers, and business partners have access to, and routinely process, the personal information of consumers and employees. Aegon relies on a large number of processes and controls to protect the confidentiality, integrity and availability of personal information and other confidential information that is accessible to, or in the possession of, Aegon, its systems, employees and business partners. It is possible that an Aegon or a third-party’s employee, contractor, business partner or system could, intentionally or unintentionally, inappropriately disclose or misuse personal or confidential information. Aegon’s data or data in its possession could also be the subject of an unauthorized information security attack. If Aegon fails to maintain adequate processes and controls or if Aegon or its business partners fail to comply with relevant laws and regulations, policies and procedures, misappropriation or intentional or unintentional inappropriate disclosure or misuse of personal information or other confidential information could occur. Such control inadequacies or non-compliance
could cause disrupted operations and misstated or unreliable financial data, materially damage Aegon’s reputation or lead to increased regulatory scrutiny or civil or criminal penalties or (class action) litigation, which, in turn, could have a material adverse effect on Aegon’s business, financial condition and results of operations.
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
Aegon uses econometric, financial, and actuarial models to measure and manage multiple types of risk, in order to price products and to establish and assess key valuations and report financial results. All these functions are critical to Aegon’s operations. Aegon has a model risk management framework in place to manage modeling risk. If, despite this framework, models, their underlying methodologies, assumptions and estimates, or their implementation and monitoring prove to be inaccurate, this could have a material adverse effect on Aegon’s business, results of operations and financial condition.
Many of Aegon’s business units offer investment products that utilize quantitative models, algorithms or calculations that could experience errors or prove to be incorrect, incomplete, or unsuccessful, resulting in losses for clients who have invested in such products and possible regulatory actions and/or litigation against Aegon and/or its affiliates.
Aegon’s business units may utilize quantitative models, algorithms, calculations (whether proprietary or supplied by third parties) (models), information, or data supplied by third parties (data) for the management of, or to assist in the management of, investment products offered to clients. Examples of such investment products include volatility-controlled funds, mutual funds, separately managed accounts, and other types of advisory accounts. models and data are used to construct sets of transactions and investments, to provide risk management insights, and may be used to assist in hedging investments. If models and data prove to be incorrect or incomplete, any decisions made, in whole or part, in reliance thereon expose the investment product to additional risks. For example, by utilizing models or data, certain investments may be bought at prices that are too high, certain other investments may be sold at prices that are too low, or favorable opportunities may be missed altogether. Similarly, any hedging based on faulty models and data may prove to be unsuccessful. The applicable investment product bears the risk that models or data used will not be successful and the product may not achieve its investment objective.
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

344 |	Annual Report on Form 20-F 2024

Risk factors Aegon Ltd.

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
Issues with third-party providers (outsourcing partners and suppliers), the subcontractors, vendors, or service providers of Aegon’s third-party providers, including events such as bankruptcy, disruption of services, poor performance, non-performance,
or standards of service level agreements not upheld may adversely impact Aegon’s operational effectiveness and financial condition.
As Aegon continues to focus on reducing expenses necessary to support its business, a key part of its operating strategy has been to outsource certain services that are important to its business. Aegon outsources certain information technology, business processes, finance and actuarial services, investment management services and policy administration operations to third-party providers and may do so increasingly in the future. If Aegon fails to maintain an effective outsourcing strategy, or if third-party providers, the subcontractors, vendors, or service providers of Aegon’s third-party providers do not provide the core administrative, operational, financial, and actuarial services Aegon requires and anticipates, or perform as contracted, such as compliance with applicable laws and regulations, or suffer an information security or data privacy breach, Aegon may not realize the desired operational improvements, cost efficiencies or customers might experience lower service levels. In addition, Aegon may not be able to find an adequate alternative service provider, and instead experience financial loss, reputational harm, operational difficulties, increased costs, a loss of business and other negative consequences potentially impacting policy holders/customers. This could have a material adverse effect on Aegon’s financial condition. Aegon’s reliance on third-party providers does not relieve Aegon of its responsibilities and requirements toward its policy holders/ customers. Any failure or negligence by such third-party providers in carrying out their contractual duties may result in Aegon being subjected to liability and litigation. Any litigation relating to such matters could be costly and time-consuming, and the outcome would be uncertain. Moreover, any adverse publicity arising from such litigation, even if the litigation is not successful, could adversely affect Aegon’s reputation and distribution of its products. Finally, Aegon’s ability to receive services from third-party providers based in different countries might be impacted by political instability, cultural differences, regulatory requirements or policies inside or outside of the countries within which Aegon has operations. As a result, Aegon’s ability to conduct its business might be adversely affected.
Aegon may be unable to attract and retain personnel who are key to the business.
As a global financial services enterprise, Aegon relies, to a considerable extent, on the quality of local management and personnel in the various countries in which Aegon operates. The success of Aegon’s operations is dependent, among other things, on Aegon’s ability to attract and retain highly qualified professional personnel. Having the right talent for critical positions and the availability of required capabilities determines Aegon’s ability to deliver on its strategic objectives. Competition for key personnel in most countries in which Aegon operates is intense. Aegon competes for talent in areas such as digital services and, information technology, with companies in the consumer products, technology, and financial sectors. Aegon’s success in attracting and retaining key personnel is very much dependent on the competitiveness of the compensation and benefits package, flexibility for employees in the market in which it competes, the work environment it offers, and a clear set of company values that aligns with beliefs and values of (prospective) employees. If working conditions are not perceived as competitive compared to those offered by peers or other industries, we could experience issues recruiting or retaining employees more generally, which may result in knowledge loss or other adverse impacts to our business. In addition, Aegon may pursue acquisitions, divestitures, and other strategic initiatives from time to time, and such initiatives may disrupt Aegon’s business, impact its morale and ability to preserve its culture, and make it more difficult for Aegon to attract, retain and motivate senior management and employees, and achieve Aegon’s intended operational and financial goals. A lack of social dialogue, whether real or perceived, can also harm the workplace, whether through reputational damage, decreases in productivity, or otherwise.

Annual Report on Form 20-F 2024 | 345

About Aegon Governance and risk management Financial information Sustainability information

Political, regulatory and supervisory risks
Aegon may be required to increase its technical provisions and/or hold higher amounts of regulatory capital as a result of changes in the regulatory environment and/or changes in rating agency analyses, which may impact Aegon’s financial condition and/or decrease Aegon’s returns on its products.
Prudential regulatory requirements such as requirements with respect to the calculation of technical provisions, capital requirements, the eligibility of own funds and the regulatory treatment of investments may change. Such changes could require Aegon to increase technical provisions, hold higher amounts of regulatory capital and subject it to more stringent requirements with respect to investments and/or own funds. Important examples include changes to applicable capital requirements by the Bermuda Monetary Authority (BMA), as Group supervisor, or the European Union and/or the interpretation thereof by the European Insurance and Occupational Pensions Authority (EIOPA), the National Association of Insurance Commissioners (NAIC) in the US or US state regulators, Prudential Regulatory Authority (PRA) in the UK, the BMA as local regulator in Bermuda, or other local regulators in jurisdictions in which Aegon operates. Aegon cannot predict specific proposals that might be adopted, or what impact, if any, such proposals or, if enacted, such laws may have on its businesses, results of operations, or financial condition.
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
There are several important regulatory standards with respect to capital adequacy that apply to Aegon and are subject to change, which changes could impact Aegon’s financial condition and results:
Changes to BMA regulations such as the March 2024 Commercial Insurer and Insurance Groups – Amendment Rules, Schedules, Guidance Notes and Handbook (Pursuant to the 2023 Consultative Process and Proposed Enhancements to the Regulatory Regime for Commercial Insurers), will be relevant for Aegon’s implementation of Group Solvency under Bermuda supervision after the end of the transition period agreed with the BMA (where relevant elements are implemented by insurance entities of Aegon Ltd that are authorized – and under supervision - by the BMA on Bermuda). Aegon took note of the December 4, 2024 consultation paper‘Proposed Enhancements to the Insurance Group Supervision Framework’, which amongst others introduces the definition of an insurance holding company, the power to designate it as designated insurance holding company and the direct supervision of such a designated insurance holding company. In the consultation paper the Authority will also receive a minimum set of powers over designated insurance holding companies, including some general supervisory powers that are applicable to insurers. Aegon interprets these proposals to embed, in Bermuda regulation and statutory instruments, the actual (group) supervision approach that is already effectively applied to Aegon Ltd being designated as an Internationally Active Insurance Group (IAIG) by the BMA. The consultation paper mentions in paragraph 41: In the case of IAIGs, the Authority considers it appropriate to designate the head of an IAIG as a designated insurance holding company for the purpose of applying the IAIG group supervision framework.’
On December 5, 2024 the International Association of Insurance Supervisors (IAIS) adopted the Insurance Capital Standard (ICS), being the quantitative element of the Common Framework (ComFrame) and a minimum requirement for group solvency calculation that jurisdictions need to meet (Prescribed Capital Requirement (PCR)). The IAIS publication sets a path towards compliance consisting of first building an assessment framework in 2025; subsequently as of 2027 the IAIS will initiate detailed jurisdictional assessments of ICS, following the establishment of a baseline in 2026. The IAIS publication discusses that the US is developing the Aggregation Method (AM) as an outcome equivalent approach to the ICS. The AM is concluded to be a basis for an outcome equivalent approach; however, the US needs to further work out some areas of attention, to ensure convergence and allow for the AM to be used as the implementation of the ICS. This could have an impact on how the BMA chooses to amend its framework (if required) for IAIG supervision in order to be outcome equivalent to the ICS.
The BMA writes in its business plan for 2025 that it anticipates as one of its 2025 activities to be: ‘Transposing and embedding the Common Framework for Internationally Active Insurance Groups and the Holistic Framework for Systemic Risk into the Bermuda commercial regulatory regime, including, but not limited to, the resolution regime and continued participation in the International Association of Insurance Supervisors (IAIS) Targeted Jurisdiction Assessment of the Holistic Framework’.

346 |	Annual Report on Form 20-F 2024

Risk factors Aegon Ltd.

The above mentioned December 4, 2024 consultation paper (Proposed Enhancements to the Insurance Group Supervision Framework) is an example where the BMA is further embedding ComFrame/ICS for IAIGs in its supervisory regime.
In a plenary vote on April 23, 2024, the European Parliament approved the legislation for the amendments to the Solvency II directive. During the transition period, impacts of amendments to the Solvency II directive would be principally felt by the Group’s EU subsidiaries, with second-order impacts on the Group in line with their materiality to the Group.
The UK Government and PRA have concluded a review of Solvency II and the resultant reformed UK Solvency II regime is effective from December 31, 2024. Aegon UK will continue to monitor for potential further reforms to UK Solvency II, which may impact the Solvency II ratio of Aegon UK’s insurance subsidiary.
In the US, there are the following notions in respect of the local regulatory framework:
•	Admission of negative Interest Maintenance Reserve (IMR) balance following NAIC interpretation INT
23-01,
which allows for temporary exemption to the Statutory accounting standard through year-end
2025. Uncertainty remains around the extent to which negative IMR will be admissible following the expiration of the temporary guidance;
•	The NAIC is currently embarking on a project to reconsider the Risk Based Capital (RBC) treatment of structured investments. These initiatives or other regulatory changes to capital factors may lead to higher risk-based capital requirements. In addition, the NAIC has constructed a US Group Capital Calculation (‘GCC’) using an RBC aggregation approach that would be used by regulators as a monitoring tool. The results of the GCC could impact the translation of RBC in the Group capital ratio for the US.
In addition to requirements imposed by regulatory and/or supervisory authorities, rating agencies may incorporate higher capital thresholds into their quantitative analyses, thus requiring additional capital for Aegon Ltd. and/or its regulated subsidiaries to maintain their desired credit ratings.
The application of these capital standards and changes thereto could adversely affect Aegon’s ability to compete with other insurers that are not subject to those capital requirements. These requirements may also lead Aegon to engage in transactions that affect capital and constrain Aegon’s ability to pay dividends or repurchase its own shares. Furthermore, such requirements may constrain Aegon’s ability to provide guarantees and may increase the cost to Aegon of offering certain products, resulting in price increases, discontinuance of offering of certain products or reducing the amount of risk Aegon takes on. Aegon may also consider structural and other business alternatives in light of requirements or standards applicable with respect to entities or activities associated with systemic risk. The impact of these alternatives on shareholders cannot be predicted. For further detail on developments in these areas, refer to the
Regulation and supervision
section of this Annual Report.
Political or other instability in an impacted country or region, could adversely affect Aegon’s international business activities and financial condition.
Political developments such as, foreign investment restrictions, civil unrest, geopolitical tensions, or military action (e.g. the Russia - Ukraine war and Israel - Hamas war), as well as elections in several countries leading to changes in the respective political landscape, imposition of tariffs, sanctions or other barriers to global trade and new or evolving legal and regulatory requirements on business investment, hiring, migration, and global supply chains, could have an adverse effect on Aegon businesses, results of operations, financial condition and liquidity in many ways, including disruption to its business operations in countries experiencing geopolitical tensions, as well as increased costs associated with meeting customer needs in such regions, and impediments to its ability to execute strategic transactions.
Changes in accounting standards may affect Aegon’s reported results of operations and shareholders’ equity.
Aegon’s financial statements are prepared and presented in accordance with IFRS. Any future changes in these accounting standards may have a significant impact on Aegon’s reported results of operations, financial condition, shareholders’ equity, and dividend. This includes the level and volatility of reported results of operations and shareholders’ equity.

Annual Report on Form 20-F 2024 | 347

About Aegon Governance and risk management Financial information Sustainability information

Local statutes, regulators, and decisions of supervisory and other authorities may limit the ability of Aegon’s subsidiaries and participations to pay dividends to Aegon Ltd., thereby limiting Aegon’s ability to make payments on debt obligations and operating expenses.
Aegon’s ability to make payments on debt obligations and pay operating expenses is dependent upon the receipt of dividends from subsidiaries and participations in various jurisdiction, in particular, but not limited to the US, the Netherlands, and the UK. Many of these entities are subject to regulatory restrictions that can limit the payment of dividends. In addition, local regulators in the countries where Aegon operates, supervisory authorities and other authorities (such as the BMA, EIOPA or the European Systemic Risk Board) may decide to impose or advise on further restrictions to dividend payments, or discourage such payments, specifically in exceptional and unpredictable economic circumstances. This may affect Aegon’s ability to satisfy its debt obligations or pay its operating expenses.
Risks of application of intervention measures may adversely affect Aegon’s business, results of operations and financial condition.
Bermuda’s Insurance Act 1978 has been amended to give the BMA powers to make rules for recovery planning. In 2024 the BMA has published the Insurance Prudential Standards Recovery Plan Rules 2024. These rules aim to ensure that insurers prepare for a range of possible adverse situations ahead of any severe stress condition. These rules shall come into operation on 1 May 2025. The BMA plans to publicly consult on the design and implementation of an insurance resolution regime in line with the standards of the International Association of Insurance Supervisors (IAIS). The Dutch Act on Recovery & Resolution for Insurers (“R&R Act”) allows the Dutch Central Bank (DNB) to intervene in situations where a Dutch insurer or reinsurer is faced with financial difficulties. The powers under the R&R Act may also extend to the level of a group to which a Dutch insurer belongs, and to entities, in addition to insurance or reinsurance entities in the Netherlands, which are part of that group, such as a.s.r.
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
In January 2025 the EU Insurance Recovery and Resolution Directive (IRRD) entered into force. The IRRD introduces minimum standards for insurance recovery and resolution frameworks in EU member states, such as the Dutch R&R Act and will apply to EU insurance and reinsurance companies that are subject to Solvency II. Pursuant to the IRRD covered insurance and reinsurance companies must submit recovery plans to their national competent authority for review. National resolution authorities are required to draw up resolution plans. The IRRD provides these authorities with a set of resolution or intervention tools to apply if an in-scope
insurance company is failing or likely to fail, there is no reasonable prospect that any alternative private sector measures or supervisory actions would prevent the failure and the resolution action is necessary in the public interest. The consequence of the IRRD is that in addition to a.s.r., Aegon’s insurance subsidiaries and joint ventures in Spain and Portugal will become subject to the EU recovery and resolution framework. The exercise of any resolution action by national resolution authorities in relation to its businesses in Spain and Portugal may adversely affect the value of those businesses.
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

348 |	Annual Report on Form 20-F 2024

Risk factors Aegon Ltd.

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
Insurance companies and their affiliated regulated entities are routinely the subject of litigation, investigation and regulatory activity by various governmental and enforcement authorities, individual claimants, policyholder advocate groups and third parties in the jurisdictions in which Aegon does or did business, including the US, the Netherlands, and the UK. These actions may involve issues including, but not limited to, employment or distribution relationships; operational and internal controls and processes; investment returns; sales practices; claims payments and practices; transparency and adequacy of product disclosures including regarding costs; environmental and climate change related matters; competition and antitrust matters; data privacy; information security; and intellectual property.
Aegon entities are subject to anti-money laundering laws and regulations, and these require Aegon to develop and implement customer identification and risk-based anti-money laundering programs, report suspicious activity, and maintain certain records. Further, Aegon entities are required to adhere to certain economic and trade sanctions programs, including EU, US, UK, and UN programs, that prohibit or restrict transactions with suspected persons, governments, and in certain circumstances, geographies. Changes in, or violations of, any of these laws or regulations may require additional compliance procedures, or result in enforcement proceedings, sanctions, penalties, or reputational damage, which could have a material adverse effect on Aegon’s businesses, financial condition and result of operations.
Aegon entities are subject to anti-corruption and bribery legislation. Any violations of these or other anti-corruption and bribery laws by Aegon, its employees, subsidiaries or local agents, could have a material adverse effect on its businesses and reputation and result in substantial financial penalties or other sanctions.
Government and regulatory investigations may result in the institution of administrative, injunctive, or other proceedings and/ or the imposition of monetary fines, penalties and/or disgorgement as well as other remedies, sanctions, damages and restitutionary amounts. Regulators may also seek changes to the way Aegon operates. In some cases, Aegon subsidiaries have modified business practices in response to inquiries and enforcement actions brought by regulators. Aegon subsidiaries are routinely subject to inquiries and investigations by regulators and have agreed to pay fines, in some cases substantial, in connection with enforcement and other actions brought by regulators.
Aegon employees are subject to the Code of Conduct which sets the conditions for how they should conduct business and exercise sound judgment in reaching ethical business decisions in the long-term interests of Aegon’s stakeholders.
Failure to implement robust and effective risk management and respective controls in relation to anti-money laundering and anti-corruption and bribery, and the Code of Conduct, could result in regulatory scrutiny, enforcement proceedings, sanctions, penalties, or damages to Aegon’s reputation. which could have a material adverse effect on Aegon’s businesses, financial condition and result of operations.
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

Annual Report on Form 20-F 2024 | 349

About Aegon Governance and risk management Financial information Sustainability information

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
A US based Aegon subsidiary is defending against a putative class action alleging that it improperly failed to pay bonuses in a block of universal life policies. The company believed the claims were barred by a previous settlement and the initial trial court agreed; however, a court of appeals disagreed with this position and the case is now proceeding in federal court in California. While the company is continuing to assess its potential exposure and opportunities to mitigate that potential exposure, these claims could result in a significant expense to the company.
Several US insurers, including Aegon subsidiaries, have been named in litigation relating to increases in monthly deduction rates (MDR) on universal life products. Plaintiffs generally allege that the increases were made to recoup past losses rather than to cover the future costs of providing insurance coverage. Aegon’s subsidiary in the US has one pending related class action. This case was filed in October 2022 and relates to MDR increases in 2022 and 2023. That case is venued in the state of Iowa in federal court. At this time, Aegon is unable to reliably estimate the potential exposure in this case.
US based Aegon subsidiaries may face employment-related lawsuits from time to time. For example, several
US-based
Aegon subsidiaries have reached a settlement in a putative class action alleging that the subsidiaries mischaracterized agents as independent contractors instead of employees. This settlement is subject to court approval. Litigation provisions have been adjusted to account for this pending resolution. Claims like this against
US-based
subsidiaries could result in significant settlements or judgments and could necessitate a change in the distribution model, which would be costly and could have a material impact on the financial results for that part of the US business. Separately, we may also be subject to litigation regarding our marketing practices or related regulations, which may likewise require us to incur significant costs or revise any practices in question.
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
There can be no assurances that these matters will not ultimately result in a material adverse effect on Aegon’s business, results of operations, competitive position, reputation, and financial condition. For additional information on proceedings in which Aegon is involved reference is made to the consolidated financial statements, note
39 Commitments and contingencies
of Aegon’s Annual Report 2024.
Changes in government regulations in the jurisdictions in which Aegon operates may affect profitability and operating models.
Aegon’s regulated businesses, such as insurance and asset management, are subject to comprehensive regulation and supervision. The primary purpose of such regulation is to protect clients of these regulated businesses (e.g. policyholders), rather than holders of Aegon shares, capital securities and/or debt instruments. Changes in existing laws and regulations and interpretation of these laws and regulations in case law may affect the way in which Aegon conducts its businesses, including its relationship with distributors of its products and other third parties and the structure of its relationship with employees. These changes may be open to interpretation and evolution through judicial and enforcement action. Such changes may also affect the profitability of its businesses and the products it offers. In addition, the laws or regulations adopted or amended from time to time may impose greater restrictions on Aegon’s financial flexibility and operations or may result in higher costs. Such laws or regulations may relate to topics including but not limited to financial and accounting requirements; information security, data privacy, transfer, storage, and usage requirements; modeling and other actuarial requirements and standards; and investments, reserves, and financial management.
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

350 |	Annual Report on Form 20-F 2024

Risk factors Aegon Ltd.

Regulatory changes may include measures that are addressed specifically to larger and internationally active groups. ComFrame, which was adopted in November 2019 by the IAIS, establishes minimum supervisory standards and guidance on the effective group-wide supervision of IAIGs and builds on the IAIS Insurance Core Principles (a set of principles that is applicable to all insurers). Therefore, IAIGs may be subject to additional standards that other insurers or other insurance groups are not subject to. Pursuant to section 27H of the Insurance Act 1978, the BMA has identified Aegon as an IAIG.
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
The introduction of
state-run
retirement programs for private-sector employees in the US could directly compete with private-market retirement plans. More than 30 US states have considered legislation that would establish state-run
plans but fewer than 10 states have enacted legislation, and among those, even fewer have implemented them. Federal ERISA law raises questions as to whether such plans are pre-empted
by ERISA.
In general, changes in laws and regulations may materially increase Aegon’s direct and indirect compliance costs and other ongoing business expenses and have a material adverse effect on Aegon’s businesses, results of operations or financial condition.
Increased attention to sustainability matters may subject Aegon to additional costs or risks or otherwise adversely impact Aegon businesses. Aegon may not be able to meet evolving sustainability standards and requirements or may fail to meet its sustainability goals and targets.
Companies across industries, including insurance companies, asset managers, and banks are facing increasing scrutiny from a variety of stakeholders related to their sustainability practices. Such companies are expected and/or required to engage in certain initiatives and/or disclose the extent to which their activities and products, including their investments and the activities of the companies they invest in, meet sustainability standards which may be set by regulators, NGOs, or other third parties. For example, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on sustainability matters, and such ratings are used by some investors to inform their investment or voting decisions. These requirements and standards are continuously and rapidly evolving and are not uniform across different jurisdictions, which may increase compliance costs, result in increased risks of litigation or enforcement actions, or result in other challenges for our business. While Aegon strives to meet applicable sustainability standards to the best of its abilities, it may not be successful in doing so, due to the dynamic nature and evolution of these standards and might not be able to anticipate in all respects the further evolution of such standards. This may have an impact on its reputation, products and sales, as well as on its activities and investments, including long term investments. Compliance with these standards may require it to incur substantial costs, including but not limited to the gathering, monitoring, and disclosure of relevant information. Aegon may face additional costs in the event its efforts do not meet expectations. In addition, as part of its corporate efforts, Aegon has adopted sustainability goals, targets, and metrics, including in relation to climate change, inclusion and other sustainability matters. However, such initiatives may result in costs or become subject to conditions that are outside its control, and the company cannot guarantee that they will have the desired effect. In addition, we may be subject to competing demands from different investors and other stakeholder groups with divergent views on sustainability matters, including the role of sustainability in the investment process. Investors may decide not to invest in our

Annual Report on Form 20-F 2024 | 351

About Aegon Governance and risk management Financial information Sustainability information stock or provide their funds for us to manage if they disagree with our sustainability approach. In addition, there has been increased regulatory focus on sustainability disclosures, including whether they may be inaccurate or misleading. If Aegon cannot meet these goals fully or on time, if it is perceived to have not sufficiently addressed sustainability matters, the company may face reputational damage, litigation or unexpected costs. Reputational impacts may also impact Aegon’s ability to recruit and retain customers and employees.
Aegon creates and publishes disclosures, some of which are voluntary, regarding sustainability matters. Some of these statements are based on estimates or assumptions. While the use of estimates is described, where relevant, some assumptions may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of any established single approach to identifying, measuring, and reporting on some sustainability matters. Such disclosures may also be at least partially reliant on third-party information that Aegon has not independently verified or cannot be independently verified. In addition, various policymakers have adopted, or are considering adopting, requirements for extensive disclosures on climate-related and/or other sustainability information, which may require us to incur significant additional costs to comply, including the implementation of significant new internal controls on matters historically not subject to such controls, and impose increased oversight obligations on our management and Board. Simultaneously, there are efforts by some stakeholders to reduce companies’ efforts on certain sustainability-related matters. Both advocates and opponents of certain sustainability matters are increasingly resorting to a range of activism forms, including media campaigns and litigation, to advance their perspectives. To the extent we are subject to such activism, it may require us to incur costs or otherwise adversely impact our business. This and other stakeholder expectations will likely lead to increased compliance costs as well as scrutiny that could heighten all the risks identified in this risk factor. In addition, there has been a trend in certain US states to constrain the use of sustainability-related considerations by financial institutions in business decision-making. Such sustainability matters may also impact Aegon’s suppliers or customers, which may adversely impact its business, financial condition, or results of operations.
Tax risks may have a material adverse effect on Aegon’s businesses, profits, capital position, and financial condition.
Tax risks are risks associated with the organization’s tax practices that might lead to a negative effect on the goals of the organization and to financial or reputational damage. The majority of tax risks relate to both Aegon’s products and its businesses. There are various types of tax risks that Aegon faces.
One type is the risk of changes in legislation, which can occur due to changes in tax laws, interpretation of tax laws, jurisprudence, or the introduction of new taxes or tax laws. These risks include for example changes in tax rates, loss carry-over rules, and customer taxation rules. Aegon’s insurance products often enjoy certain tax advantages for policyholders, such as deferred taxation on accumulated earnings. However, legislators have, from time to time, considered legislation that could make these products less tax efficient for consumers, potentially impacting the attractiveness and sale of insurance products.
Non-compliance
with tax regulations is another risk, which may result from inaccurate, incomplete, or untimely reporting of tax information, filings, and payments required by regulatory agencies. If this risk materializes, it could lead to increased tax charges, penalties, and interest. Failure to manage reporting risks may lead to tax positions in financial reporting that do not represent a true and fair view.
The risk of the perception of aggressive tax practices is also a concern for Aegon. If the organization is perceived as engaging in aggressive tax practices, it may lead to reputational impact and could negatively affect Aegon’s businesses. Overall, tax risks pose a significant threat to Aegon’s businesses, profits, capital position, and financial condition.
The U.S. Presidential administration has indicated the intent to propose significant changes to the U.S. tax system. Many aspects of these potential proposals are unclear or undeveloped and we are unable to predict which, if any, changes to the U.S. tax system will be enacted into law, and what effects any enacted legislation might have on our tax liabilities. In addition, the Trump administration has indicated that the United States may impose retaliatory measures with respect to jurisdictions that have, or are likely to, put in place tax rules that are extraterritorial or disproportionately affect American companies. The likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business.

352 |	Annual Report on Form 20-F 2024

Risk factors Aegon Ltd.

Aegon is a Bermuda-domiciled company and it may be difficult to effect service of process on, or enforce judgments against the company or its Directors and executive officers in the US.
Aegon is incorporated under the laws of Bermuda, and the rights of its shareholders will be governed by Bermuda law and its memorandum of continuance and bylaws. In addition, certain Aegon Directors and officers reside outside the US. Aegon has been advised by Bermuda counsel that there is no treaty in force between the US and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, it may be difficult for investors to effect service of process on those persons in the US or to enforce in the US judgments obtained in US courts against us or those persons based on the civil liability provisions of the US securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the US, against Aegon or its Directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against Aegon or its Directors or officers under the securities laws of other jurisdictions. In addition to and irrespective of jurisdictional issues, the Bermuda courts will not enforce a US federal securities law that is either penal or contrary to public policy in Bermuda. It is the advice of our Bermuda counsel that an action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, will not be entertained by a Bermuda court. Certain remedies available under the laws of US jurisdictions, including certain remedies under US federal securities laws, would not be available under Bermuda law or enforceable in a Bermuda court, as they would be contrary to Bermuda public policy. Further, no claim may be brought in Bermuda against Aegon or its Directors and officers in the first instance for violation of US federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability on Aegon or its Directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.
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
Aegon relies on a combination of contractual rights with third parties and copyright, trademark, patent, and trade secret laws to establish and protect Aegon’s intellectual property. Third parties may infringe on or misappropriate Aegon’s intellectual property, and it is possible that third parties may claim that Aegon has infringed on or misappropriated their intellectual property rights. Any resulting proceedings in which Aegon would have to enforce and protect its intellectual property or defend itself against a claim of infringement of a third party’s intellectual property, may require significant effort and resources and may not prove successful. As a result of any proceeding in which Aegon would have to enforce and protect its intellectual property, Aegon may lose intellectual property protection, which may have a material adverse effect on Aegon’s businesses, results of operations, financial condition and Aegon’s ability to compete and pursue future business opportunities. As a result of any proceeding in which Aegon would have to defend itself against a claim of infringement of a third party’s intellectual property, Aegon may be required to pay damages and be subject to injunctive relief, which may have a material adverse effect on Aegon’s businesses, results of operations and financial condition.
Risks relating to Aegon’s common shares
Aegon’s share price could be volatile and could drop unexpectedly, and investors may not be able to resell Aegon’s common shares at or above the price paid.
The price at which Aegon’s common shares trade is influenced by many factors, some of which are specific to Aegon and Aegon’s operations, and some of which are related to the insurance industry and equity markets in general. As a result of these factors, investors may not be able to resell their common shares at or above the price paid for them. In particular, the following factors, in addition to other risk factors described in this section, may have a potential material impact on the market price of Aegon’s common shares:
•	Investor perception of Aegon as a company;
•	Actual or anticipated fluctuations in Aegon’s results of operations;
•	Announcements of intended acquisitions, disposals (and related approvals or refusals from governmental or regulatory authorities) or financings, or speculation about such acquisitions, disposals (and related approvals or refusals from governmental or regulatory authorities) or financings;
•	Changes in Aegon’s dividend policy, which may result from changes in Aegon’s cash flow and capital position;

Annual Report on Form 20-F 2024 | 353

About Aegon Governance and risk management Financial information Sustainability information

•	Offering of additional shares by Aegon or sales of blocks of Aegon’s shares by significant shareholders, including Vereniging Aegon;
•	A downgrade or rumored downgrade of Aegon’s credit or financial strength ratings, including placement on credit watch;
•	Potential litigation or regulatory actions involving Aegon or the insurance industry in general;
•	Changes in financial estimates and recommendations by securities research analysts;
•	Fluctuations in capital markets, including foreign exchange rates, interest rates and equity markets;
•	The performance of other companies in the insurance sector;
•	Regulatory developments in the US, the Netherlands, the UK, Bermuda and other countries in which Aegon operates;
•	International political and economic conditions, including the effects of terrorist attacks, military operations and other developments stemming from such events, and the uncertainty related to these developments;
•	News or analyst reports related to markets or industries in which Aegon operates; and
•	General insurance market conditions.
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
Vereniging Aegon, Aegon’s major shareholder, holds a large percentage of the voting shares, and therefore has significant influence over Aegon’s corporate actions.
Vereniging Aegon holds 32.6% of Aegon’s voting shares. For details on the shareholding of Vereniging Aegon, its developments, the Amended 1983 Merger Agreement, and the Voting Rights Agreement, please refer to the
Major shareholders
section of this Annual Report.
Following the 1983 Amended Merger Agreement between Aegon Ltd. and Vereniging Aegon, Vereniging Aegon has a call option on common shares B, which Vereniging Aegon may exercise to keep or restore its total stake at 32.6%, irrespective of the circumstances which cause the total shareholding to be or become lower than 32.6%.
Under Bermuda law and Aegon’s bylaws, common shares and common shares B offer equal full voting rights, as they have equal nominal values (EUR 0.12). The financial rights attached to a common share B are 1/40 of the financial rights attached to a common share. The Voting Rights Agreement between Aegon Ltd. and Vereniging Aegon ensures that under normal circumstances, i.e. except in the event of a Special Cause, Vereniging Aegon will no longer be able to exercise more votes than is proportionate to the financial rights represented by its shares. This means that in the absence of a Special Cause, Vereniging Aegon will cast one vote for every common share it holds and one vote only for every 40 common shares B. It is at the sole discretion of Vereniging Aegon to determine if a Special Cause has occurred. A Special Cause includes the acquisition of a 15% interest in Aegon Ltd., a tender offer for Aegon Ltd. shares or a proposed business combination by any person or group or persons, whether individually or as a group, other than in a transaction approved by the CEO and Board of Directors. In the event of a Special Cause, Vereniging Aegon’s voting rights will increase to 32.6% for up to six months. Consequently, Vereniging Aegon may have a substantial influence on the outcome of corporate actions requiring shareholder approval.
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

354 |	Annual Report on Form 20-F 2024

Risk factors Aegon Ltd.

Perpetual Contingent Convertible Securities (or other securities that permit or require Aegon to satisfy its obligations by issuing common shares) that Aegon may issue could influence the market price for Aegon’s common shares.
In April 2019, Aegon issued EUR 500 million Perpetual Contingent Convertible Securities (PCCS). Upon the occurrence of a conversion trigger event the PCCS will be converted into common shares of the Company at the prevailing conversion price. A conversion trigger event shall occur if at any time: 1) the amount of eligible own funds items eligible to cover the Solvency Capital Requirement is equal to or less than 75% of the Solvency Capital Requirement; 2) the amount of own fund items eligible to cover the Minimum Capital Requirement is equal to or less than the Minimum Capital Requirement; 3) in the case that Minimum Capital Requirement is an event, such event occurs; or 4) a breach of the Solvency Capital Requirement has occurred and such breach has not been remedied within a period of three months from the date on which the breach was first observed. The conversion price was set at EUR 2.994 per common share and will be adjusted upon the occurrence of dilutive events like stock splits, extraordinary dividends or stock dividends, rights issues, and others. A reduction of the conversion price will result in an increase in the number of common shares to be issued.
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

Annual Report on Form 20-F 2024 | 355

About Aegon Governance and risk management Financial information Sustainability information

Compliance with regulations
Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012
Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 requires Aegon to disclose whether Aegon Ltd. or any of its affiliates have knowingly engaged during the calendar year in certain activities, transactions or dealings relating to Iran or with designated natural persons or entities sanctioned under programs relating to terrorism or the proliferation of weapons of mass destruction. The amounts in this section are reported in GBP 1.
In the United Kingdom (UK), Aegon maintained a limited number of plans that are reportable under Section 219. All subsidiaries of Aegon Ltd. operate in compliance with applicable laws and regulations of the jurisdictions where they conduct business.
Aegon UK has five UK resident customers who each have one active Individual Pension Plan (IPP). One of these customers received contributions into their plan in 2024 as an employee of a
UK-based
British registered charity that appears on the Specially Designated Nationals (SDN) List with the identifier Specially Designated Global Terrorist (SDGT); the charity made contributions to the pension. Four of these customers historically received contributions into their plans as employees of the same entity prior to 2024. Two customers are no longer employed by the entity. The employment status of the other two customers is not confirmed but no recent employer contributions have been received. Aegon does not hold a direct relationship with this charity, the customers are not SDNs; the charity does not own, benefit from, or have control over the pensions. All payments have been paid in UK Pounds from a UK bank account.
The pensions are managed in line with applicable legislation and regulation in the UK and the charity is not subject to sanctions in the UK or the European Union (EU). The relationships are under close ongoing review. The values shown below are as at December 31, 2024.
IPP #1 has a value of GBP 449,804. Monthly contributions of GBP 527.91 are being received.
IPP #2 has a value of GBP 12,822. No contributions are being received.
IPP #3 has a value of GBP 89,644. No contributions are being received.
IPP #4 has a value of GBP 21,216,. No contributions are being received.
IPP #5 has a value of GBP 22,505. No contributions are being received.
The related annual net profit to Aegon arising from these contracts is difficult to calculate with precision but is approximately GBP 17,879.
Aegon Ltd. is not aware of any other activity, transaction or dealing by itself or any of its affiliates during the fiscal year that is disclosable in this report under Section 13(r) of the Exchange Act. As of the date of this report, Aegon Ltd. does not anticipate any disclosable activities, transactions, or dealings to occur during the fiscal year ending March 31, 2025, except as described above.

356 |	Annual Report on Form 20-F 2024

Property, plant and equipment

Property, plant and equipment
Aegon owns 5 offices located in Cedar Rapids, Iowa with a total square footage of 0.6 million. Aegon also leases space for various offices located throughout the United States under long-term leases with a total square footage of 0.5 million. Aegon’s principal offices are located in Baltimore, MD; Cedar Rapids, IA; Chicago, IL; Denver, CO; Knoxville, TN; Harrison, NY; Plano, TX and St. Petersburg, FL.
In Canada, Aegon leases space for various offices under long-term leases with a total square footage of 17.5 thousand. Aegon’s principal offices are located in Toronto, ON.
Aegon leases its headquarters in the Netherlands (The Hague) under a short-term lease till June 2025. During 2025, Aegon will move its headquarters to Schiphol, the Netherlands, for which the lease commenced per August 2024. Aegon leases space at WTC Schiphol Airport under a long-term lease with a total square footage of 7.4 thousand. Also, Aegon leases office space in Hungary (Budapest) and Bermuda (Hamilton) under long-term leases. Aegon Spain owns some commercial offices while its headquarters and some other commercial offices are leased under long-term leases. Other offices in the United Kingdom are long-term leases. Aegon believes that its properties are adequate to meet its current needs.

Annual Report on Form 20-F 2024 | 357

About Aegon Governance and risk management Financial information Sustainability information

Employees and labor relations
A break-down of the number of employees by segments is provided below:

	2024	2023	2022

Americas	6,996	6,967	6,153

United Kingdom	2,861	2,591	2,621

International	3,319	3,654	4,281

Asset Management	1,366	1,409	1,464

Holdings and other activities	1,040	1,037	958
	15,582	15,658	15,478

Of which Aegon’s share of employees in joint ventures and associates	2,778	3,204	3,507
Note that employees who work at Aegon’s Corporate Center are included in numbers of the segment in which they are located.
After the divestment of Aegon NL, the remaining employees in the Netherlands are employed by a new entity named Aegon Employees Netherlands B.V. All its employees, excluding senior management, are covered by the collective labor agreement that has a duration up to and including December 31, 2025. The European Works Council is consulted on decisions that affect employees in multiple European Economic Area countries.
Under Dutch law, members of the Works Council responsible for Aegon in the Netherlands are elected by the employees of Aegon Employees Netherlands B.V.
See note
13 Other operating expenses
of the Notes to the consolidated financial statements of this Annual Report for details on employee expenses.

358 |	Annual Report on Form 20-F 2024

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

Annual Report on Form 20-F 2024 | 359

About Aegon Governance and risk management Financial information Sustainability information

The offer and listing
The principal market for Aegon’s common shares is Euronext Amsterdam, where they are listed under the symbol ‘AGN’. Aegon’s common shares are also listed on NYSE New York under the symbol 'AEG'. Aegon’s common shares B are not listed to trade on any securities market.
On Euronext Amsterdam, only Euronext registered shares may be traded. On NYSE, only New York Registry Shares may be traded.

360 |	Annual Report on Form 20-F 2024

Memorandum and Bye-Laws

Memorandum and
Bye-Laws
Aegon is a Bermuda exempted company with liability limited by shares, having its registered office in Hamilton, Bermuda. Aegon has its principal place of business and headquarters in The Hague, The Netherlands. Aegon is registered in the Bermuda Registrar of Companies under number 202302830 and in the Dutch trade register under number 27076669. Certain provisions of Aegon’s current
Bye-Laws
are discussed below.
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
Provisions related to Directors
For information with respect to provisions related to the Board of Directors, refer to the
Corporate governance
section.
Description of Aegon’s capital stock
Aegon has two types of shares: common shares (par value EUR 0.12) and common shares B (par value EUR 0.12).
Common characteristics of the common shares and common shares B
•	All shares are in registered form;
•	All shares have dividend rights except for those shares (if any) held by Aegon as treasury stock. Dividends which have not been claimed within five years lapse to Aegon;
•	Each currently outstanding share is entitled to one vote except for shares held by Aegon as treasury stock. There are no upward restrictions;
•	However, under normal circumstances, i.e. except in the event of a Special Cause, based on the Voting Rights Agreement, Vereniging Aegon will not be able to exercise more votes than is proportionate to the financial rights represented by its shares. This means that in the absence of a Special Cause, Vereniging Aegon may cast one vote for every common share it holds and one vote only for every 40 Common Shares B it holds. As Special Cause qualifies inter alia the acquisition of a 15% interest in Aegon, a tender offer for Aegon shares or a proposed business combination by any person or group of persons, whether individually or as a group, other than in a transaction approved by the Board of Directors or any other circumstance in which, in the opinion of Vereniging Aegon, it not exercising the full voting power would seriously harm the interests of Aegon and the business connected with it. If, in its sole discretion, Vereniging Aegon determines that a Special Cause has occurred, Vereniging Aegon will notify the General Meeting of Shareholders and retain its right to exercise the full voting power of one vote per common share B for a limited period of six months;
•	All shares have the right to participate in Aegon’s net profits. Net profit is the amount of profits after contributions, if any, to a reserve account;
•	In the event of liquidation, all shares have the right to participate in any remaining balance after settlement of all debts;
•	Upon being authorized thereto by the General Meeting of Shareholders, the Board of Directors may resolve to repurchase shares. The Board of Directors may subsequently resolve to cancel these treasury shares. In all other events the General Meeting of Shareholders may resolve to alter the capital by cancellation of the shares, change the currency denomination of its share capital, consolidate and divide all or any of the Aegon’s share capital into shares of larger par value than the existing shares and sub-divide
the Aegon’s shares into shares of smaller par value than is fixed by the Aegon’s
Bye-Laws;

•	There are no sinking fund provisions;
•	All issued shares are fully paid-up; so, there is no liability for further capital calls; and
•	There are no provisions discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares.
Differences between common shares and common shares B
•	The common shares are listed; the common shares B are not listed;
•	The financial rights attaching to a common share B are one-fortieth (1/40th) of the financial rights attaching to a common share; and
•	A repayment on common shares B needs approval of the holders of common shares B.

Annual Report on Form 20-F 2024 | 361

About Aegon Governance and risk management Financial information Sustainability information

•	A transfer of common shares B requires approval of the Board of Directors of Aegon
Actions necessary to change the rights of shareholders
To change the right of shareholders the
Bye-Laws
and/ or the Memorandum of Continuance need to be amended. The Board of Directors resolves on an amendment of the
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
Conditions under which meetings are held
A General Meeting of Shareholders must be convened at least 30 days (excluding the day on which the notice is given or served, or deemed to be given or served) prior to the day of the General Meeting of Shareholders and shall be called by way of a press release and publication on the website. The notice shall specify the place, day and time of the meeting, the record date, means of electronic communication, if any, and the agenda of the meeting. General Meetings of Shareholders will be convened by the Board of Directors. Shareholders representing at least ten per cent (10%) of the paid-up
share capital may request a General Meeting of Shareholders. Shareholders representing at least one per cent (1%) of the issued capital or one hundred (100) or more shareholders jointly may request one or more items to be added to the agenda of a General Meeting of Shareholders. Such a request must be received by Aegon not less than six (6) weeks before the General Meeting of Shareholders. Matters that are not reserved for, or do not require a resolution of the General Meeting of Shareholders pursuant to the
Bye-Laws
or Bermuda law, may only be included as a
non-voting
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
In the event a Special Cause occurs (such as but not limited to the acquisition of 15% of Aegon’s voting shares, a tender offer for Aegon’s shares or a proposed business combination by any person or group of persons, whether individually or as a group, other than in a transaction approved by Board of Directors), Vereniging Aegon will be entitled to exercise its full voting rights of one vote per each common share B for up to six months per Special Cause, thus increasing its current voting rights to 32.6%.

362 |	Annual Report on Form 20-F 2024

Memorandum and Bye-Laws

Threshold above which shareholder ownership must be disclosed
There are no such provisions in the
Bye-Laws.
Aegon is listed in the Netherlands and Dutch law applies to its listing. Dutch law requires public disclosure with the Dutch Authority for Financial Markets (AFM) with respect to the ownership of listed shares when the following thresholds are met: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%.
Material differences between Bermuda law and US company law with respect to the items above
Reference is made to the paragraph 'Differences between Bermuda and US company laws’ included in the section
Differences between Bermuda and US company laws
of this Annual Report.
Special conditions governing changes in the capital
There are no conditions more stringent than what is required by law.

Annual Report on Form 20-F 2024 | 363

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

364 |	Annual Report on Form 20-F 2024

Material contracts

Material contracts
There are no material contracts to report for the two years immediately preceding the publication of this Annual Report on Form
20-F
2024.

Annual Report on Form 20-F 2024 | 365

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
The Bermuda Monetary Authority has issued its general permission to Aegon Ltd. As a result of the listing of Aegon Ltd.’s shares on Euronext Amsterdam and the New York Stock Exchange, it can rely on this general permission. This means that Aegon does not need to apply for specific permission for the issue or transfer of its shares, to pay dividends or distribute capital, open and maintain bank accounts in any currency or to acquire assets or meet its liabilities.

366 |	Annual Report on Form 20-F 2024

United States tax consequences to holders of shares

United States tax consequences to holders of shares
Introduction
This section describes certain US Federal income tax consequences to beneficial holders of common shares that are held as capital assets, including certain Dutch withholding tax considerations. This section does not address all US Federal income tax matters that may be relevant to a particular holder. Each investor should consult their tax advisor with respect to the tax consequences of an investment in the common shares. This section does not address tax considerations for holders of common shares subject to special tax rules including, without limitation, the following:
•	Financial institutions;
•	Insurance companies;
•	Dealers or traders in securities or currencies;
•	Tax-exempt entities;
•	Regulated investment companies;
•	Persons that at any time hold the common shares as part of a 'hedging' or 'conversion' transaction or as a position in a 'straddle' or as part of a 'synthetic security’ or other integrated transaction for US Federal income tax purposes;
•	US expatriates and former citizens or former residents of the United States;
•	Persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement;
•	Holders that own (or are deemed to own for US Federal income tax purposes) 10% or more of the shares of Aegon by vote or value;
•	Partnerships, or arrangements treated as partnerships for US tax purposes, or pass-through entities or persons who hold common shares through partnerships or other pass-through entities; and
•	Holders that have a 'functional currency’ other than the US dollar.
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

Annual Report on Form 20-F 2024 | 367

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
paid-in
capital recognized for Dutch dividend withholding tax purposes, if and to the extent there are qualifying profits (zuivere winst), unless Aegon’s General Meeting of Shareholders has resolved in advance to make such repayment and provided that the nominal value of Aegon common shares concerned has been reduced by an equal amount by way of an amendment of the Articles of Association. The term 'qualifying profits’ includes anticipated profits that have yet to be realized.
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
Certain 'qualified dividend income’ received by certain
non-corporate
US holders may be taxed at a reduced tax rate under current law. Only dividends received from US corporations or from a 'qualified foreign corporation’ and on shares held by a non-corporate
US holder for a minimum holding period (generally, 61 days during the
121-day
period beginning 60 days before the
ex-dividend
date) can qualify for this reduced rate. Aegon is eligible for benefits under the comprehensive income tax treaty between the Netherlands and the US; therefore, Aegon should be considered a 'qualified foreign corporation’ for this purpose. Accordingly, dividends paid by Aegon to non-corporate
US holders on shares held for the minimum holding period may qualify for a reduced income tax rate. Each US holder should consult their tax advisor regarding the applicable tax rate.
In addition, US holders receiving dividends may be subject to a net investment income tax (NIIT). The NIIT is an additional tax on the lesser of net investment income or the amount of modified adjusted gross income (MAGI) that is over a threshold amount based on filing status. Each US holder should consult their tax advisor regarding applicability of the NIIT.

368 |	Annual Report on Form 20-F 2024

United States tax consequences to holders of shares

Distributions paid in currency other than US dollars (a 'foreign currency’), including the amount of any withholding tax thereon, must be included in the gross income of a US holder in an amount equal to the US dollar value of the foreign currency calculated by reference to the exchange rate in effect on the date of receipt. This is the case regardless of whether the foreign currency is converted into US dollars. If the foreign currency is converted into US dollars on the date of receipt, a US holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currency received in the distribution is not converted into US dollars on the date of receipt, a US holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency will be treated as ordinary income or loss.
Dividends received by a US holder with respect to common shares will be treated as foreign source income for foreign tax credit limitation purposes. Subject to certain conditions and limitations, any Dutch dividend withholding tax may be deducted from taxable income or credited against a US holder’s Federal income tax liability. The limitation on foreign taxes eligible for the US foreign tax credit is calculated separately with respect to specific categories of income. Dividends distributed by Aegon generally will constitute 'passive category income’. Each US holder should consult their tax advisor regarding the availability of the foreign tax credit under their particular circumstances.
The amount of the qualified dividend income paid by Aegon to a US holder that is subject to the reduced dividend income tax rate and that is taken into account for purposes of calculating the US holder’s US foreign tax credit limitation must be reduced by the 'rate differential portion’ of such dividend. Each US holder should consult their tax advisor regarding the implications of the rules relating to qualified dividend income on the calculation of US foreign tax credits under their particular circumstances.
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

Annual Report on Form 20-F 2024 | 369

About Aegon Governance and risk management Financial information Sustainability information

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

370 |	Annual Report on Form 20-F 2024

Principal accountant fees and services

Principal accountant fees and services
EY Accountants B.V. (EY) has served as Aegon’s independent public accountant for the current reporting period ending December 31, 2024 and PricewaterhouseCoopers Accountants N.V. (PwC) for the comparative periods ended in 2023 and 2022, for which audited financial statements appear in this Annual Report.
The following table presents the aggregate fees for services rendered by EY in 2024 and PwC in 2023.
Independent public accountant fees

	2024	2023

in EUR million

Audit fees	32	33

Audit-related service fees	5	11

Tax	-	-

Other services	-	-

Total	37	44
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
Audit-related services include, among others, assurance services to report on internal controls for third parties, due diligence services pertaining to potential business acquisitions/dispositions; discussions, review and testing of certain information related to the adoption of new accounting standards impacting future periods, financial reporting or disclosure matters not classified as 'Audit services’; financial audits of employee benefit plans; and agreed-upon or expanded audit procedures related to accounting and/or billing records required to respond to or comply with financial, accounting or regulatory reporting matters.
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
pre-approval
from the Audit Committee.
For the period 2023 to 2024, all services provided to Aegon by its independent public accountant were pre-approved
by the Audit Committee in accordance with the Pre-approval Policy.

Annual Report on Form 20-F 2024 | 371

About Aegon Governance and risk management Financial information Sustainability information

Purchases of equity securities by the issuer and affiliated purchasers

Period	Total number of shares purchased 1,2,3	Average price paid per share in EUR	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs at end of month

January 1 - 31, 2024	36,330,141	5.39	36,330,141	93,894,519

February 1 - 29, 2024	30,245,923	5.40	30,245,923	63,648,596

March 1 - 31, 2024	18,744,784	5.33	18,744,784	44,903,812

April 1 - 30, 2024	22,928,190	5.68	22,928,190	21,975,622

May 1 - 31, 2024	8,423,142	6.16	8,423,142	13,552,480

June 1 - 30, 2024	13,552,480	5.81	13,552,480	-

July 1 - 31, 2024	9,715,469	5.86	9,715,469	25,253,293

August 1 - 31, 2024	2,626,292	5.58	2,626,292	22,627,001

September 1 - 30, 2024	11,580,927	5.50	11,580,927	11,046,074

October 1 - 31, 2024	7,551,295	5.72	7,551,295	3,494,779

November 1 - 30, 2024	2,275,051	6.01	2,275,051	1,219,728

December 1 - 31, 2024	1,219,728	6.10	1,219,728	-

Total	165,193,422		165,193,422

1	Aegon announced on July 6, 2023 the program to return EUR 1.535 billion to shareholders. This program started on July 6, 2023 and ended on June 28, 2024.
2	Aegon announced on May 16, 2024 the program to return EUR 200 million to shareholders. This program started on July 8, 2024 and ended on December 13, 2024.
3
Aegon announced on November 15, 2024 the program to return EUR 150 million to shareholders and will include an amount of about EUR 40 million to meet Aegon’s obligations resulting from the share-based compensation plans for senior management. The share buyback started on January 13, 2025 and it is expected to be completed by June 30, 2025, barring unforeseen circumstances.

372 |	Annual Report on Form 20-F 2024

Cybersecurity

Cybersecurity
Cybersecurity Risk Management and Strategy
Aegon employs an IT security strategy and maintains a suite of systems, procedures and controls that are designed to protect the confidentiality, integrity and availability of critical systems owned or used by us as well as the information that flows through those systems.
Our Cybersecurity risk program is risk-based and aims to manage risks and be responsive to evolving threats based on learnings from industry security events and developments.
Cybersecurity risk management is an integral part of our IT Risk Management Framework. IT and Cyber risk management is integrated into our Enterprise Risk Management (ERM) program and shares common methodologies, policies, standards, and governance processes.
Key elements of our cybersecurity risk management include, but are not limited to the following:

•	Global policies (e.g., Global Information Security policy, Global IT Risk Management policy), which set out minimum requirements to help ensure controls are implemented and cybersecurity risk is adequately managed.

•	Aegon has developed the Information Technology Control Framework (ITCF) as the library of Aegon’s global IT controls based on certain industry standards.

•	Technology and cybersecurity risks are part of Aegon’s risk universe and are aggregated and reported as part of Aegon’s IT Risk profile.

•	The IT and cybersecurity risk management lifecycle is a process of identifying, assessing, controlling, monitoring, and reporting risks. The processes and procedures to manage risks in the first, second, and third lines above, integrated within existing ERM processes, IT management domains, and capabilities.

•	Aegon has developed and maintains a Global Incident Response plan (as part of the Global Information Security Incident Response Framework), which is a collection of documented processes, technical playbooks, and resources needed in order to respond to potential cybersecurity incidents.

•	Global Training and Awareness campaigns include all Aegon employees and are conducted routinely.

•	Aegon uses external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls.

•	Aegon manages a third-party risk management process for key service providers based on our assessment of their criticality to our operations and respective risk profile
We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition.
Cybersecurity risks and threats continuously evolve and we face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See “Risk Factors” for additional detail.
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

Annual Report on Form 20-F 2024 | 373

About Aegon Governance and risk management Financial information Sustainability information

Insider dealing policy
Aegon’s Insider dealing policy provides guidance to help Aegon’s employees understand their responsibilities relative to the prevention of unlawful disclosure of inside information and insider dealing.
Aegon has adopted a Insider dealing policy governing the purchase, sale, and other dispositions of the Aegon’s securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any applicable NYSE rules. A copy of the Insider Dealing Policy is filed hereto as Exhibit 11.
As a publicly traded company Aegon recognizes the importance of market integrity and investor confidence. Investors can be confident that Aegon will disclose relevant information to the market as soon as possible. We believe that all our stakeholders should simultaneously have access to the same information. And the confidence that a person possessing inside information will not take unfair advantage of this by entering into market transactions.
Aegon’s Insider Dealing Policy establishes measures to reduce the risk that inside information is unintentionally disclosed. It also prevents that private transactions conducted by Aegon employees raise suspicion that such information has been misused.

374 |	Annual Report on Form 20-F 2024

Sustainability information

376 Sustainability statement
377 General information
388 Environmental information
398 Social information
420 Governance information
432 EU Taxonomy
443 ESRS Disclosure Requirements

453 Additional information
453 Our commitments
459 Task Force on Climate-related Financial Disclosures
478 Additional metrics
480 External recognition

Annual Report on Form 20-F 2024 | 375

Sustainability information 377 Sustainability statement 378 General information 389 Environmental information 399 Social information 421 Governance information 433 EU Taxonomy 444 ESRS Disclosure Requirements 456 Additional information 456 Our commitments 462 Task Force on Climate-related Financial Disclosures 481 Additional metrics 483 External recognition

About Aegon Governance and risk management Financial information Sustainability information

Sustainability statement

Introduction

This chapter includes Aegon’s Sustainability statement. Although the implementation of the Corporate Sustainability Reporting Directive (CSRD) into Dutch law is still pending, this Sustainability statement has been prepared in accordance with the European Sustainability Reporting Standards (ESRS) and Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation). The Sustainability statement is part of the “Board Report”. Where applicable, we incorporate information by referring to other parts of this report to avoid duplication. The sections that are referenced are specified in the Incorporation by Reference table.

The Sustainability statement includes relevant information about sustainability topics that are considered material as a result of the double materiality assessment conducted in line with ESRS. Information not linked to a material topic but relevant to our sustainability approach and benchmarking is presented in the Additional information section.

Important note regarding materiality

Certain information in our Annual Report, including information in this Sustainability Statement, is informed by various stakeholder expectations, non-US regulatory requirements, and/or third-party frameworks. Such information is not necessarily material as that term is defined under the US federal securities laws, even if we use the words “material”, “materiality”, or similar terms.

We are following disclosure requirements, particularly with regards to sustainability, that are subject to a materiality standard that differs from, and in many cases are more expansive than, the definition under US federal securities laws. For example, many of the disclosures in this section are related to the ESRS. Under the ESRS, sustainability matters are “material” if they meet the criteria for “impact materiality”, “financial materiality”, or both (as such terms are defined by the ESRS). Investors are cautioned to read carefully the definitions of financial materiality and impact materiality set forth below and not to assume that those terms should be understood in the same way as under US federal securities laws.

The ESRS state that a sustainability matter is material from an impact perspective when it pertains to the undertaking’s material actual or potential, positive or negative impacts on people or the environment over the short-, medium- or long-term. As such, it is inherently focused on impacts to parties other than Aegon itself. The ESRS further provide that the materiality of an impact is based on its scale, scope, irremediable character (for negative impacts), and likelihood (for potential impacts).

For “financial materiality,” the ESRS state the scope of financial materiality for sustainability reporting is an expansion of the scope of materiality used in the process of determining which information should be included in the undertaking’s financial statements. The ESRS provide that a sustainability matter is material from a financial perspective if it triggers or could reasonably be expected to trigger material financial effects on the undertaking, i.e. that it generates risks or opportunities that have a material influence, or could reasonably be expected to have a material influence, on the undertaking’s development, financial position, financial performance, cash flows, access to finance or cost of capital over the short-, medium- or long-term. The ESRS further provide that such information is considered material if omitting, misstating or obscuring that information could reasonably be expected to influence decisions that the primary users of general-purpose financial reports make on the basis of an undertaking’s sustainability statement.

Determining the materiality of such information, under any standard, often requires substantial judgment and, given the timelines involved for many of these disclosures, is inherently difficult to assess far in advance.

376 |	Annual Report on Form 20-F 2024

General information

General information

Basis of preparation

Reporting scope

This Sustainability statement has been prepared on a consolidated basis. The reporting scope includes Aegon Ltd. and its subsidiaries, which follows the definition of the consolidation scope of the financial statements (see note 2.2 Basis of consolidation). In addition, this Sustainability statement includes information about material matters in relevant parts of Aegon’s value chain, to the extent that the information is available and the phased-in option1 was not applied. Aegon does not have operational control over its joint ventures and associates and therefore material matters connected to joint ventures and associates were assessed as part of the value chain. How material matters are connected to our value chain is described under each material topic starting with the Environmental Information. A complete overview of disclosures where Aegon makes use of the phased-in option is presented in the Phased-in and omissions table.

The disclosed sustainability information (qualitative and quantitative) covers the same period as the financial statements, which is the full calendar year 2024.

Value chain

The table below illustrates Aegon’s value chain. It includes our main groups of activities and actors split by upstream, own operations, and downstream activities. Protection and retirement together with asset management form the core of Aegon’s business. Activities include underwriting and investment management, supported by functions, including human resources management, technology, procurement, and facility management. A high-level representation of our business model is also shown in the How we create value for our stakeholders section. The protection and retirement business is mainly concentrated in our Americas and United Kingdom business segments. Asset management is concurrently reported under the Aegon Asset Management segment in the financial statements.

In our double materiality assessment (DMA), we considered the impacts, risks, and opportunities (IROs) along our value chain. We have assessed which business activities and business relationships (actors) in our value chain are connected to these IROs.

Upstream

Aegon's upstream sourcing and outsourcing activities and actors

Goods & services sourcing
Hardware, software, services, etc.

Key actors:
suppliers and service providers

Outsourced activities
Claims management, underwriting, investment management, reinsurance etc.

Key actors:
3rd party claims managers, 3rd party asset managers, reinsurers

Capital management
Debt, equity

Key actors:
investors

Own operations

Business activities performed by Aegon's workforce

Protection and retirement
Underwriting, (direct) distribution, investment management, claims management, etc.

Key actors:
own workforce

Asset management
Pricing, distribution, administration, investment management etc.

Key actors:
own workforce

Support
Includes human resources, technology, facility management, procurement, etc.

Key actors:
own workforce

Downstream

Aegon's downstream activities and actors related to distribution, use and impacts of its products, services and investments

Distribution, sales & marketing
Retail, workplace, institutional

Key actors:
agents, brokers, advisors, consultants, JVs & associates

Customer management
Retail, workplace, institutional

Key actors:
retail clients, JVs & associates, employers and plan participants etc.

Investment management
General account, separate account, 3rd party

Key actors:
investee companies, (sub) national governments, investment managers

Corporate citizenship
Volunteering, donations, sponsorship, partnerships

Key actors:
social partners, communities

[1]

For certain disclosure requirements, ESRS allows for a three-year phased-in approach when it is impracticable to prepare the disclosures. For other requirements, information can be omitted for the first year of implementation, which is the financial year 2024.

Annual Report on Form 20-F 2024 | 377

About Aegon Governance and risk management Financial information Sustainability information

Aegon develops investment, protection, and retirement solutions for its customers’ needs. Supported by distribution, sales and marketing, our products and services are distributed through channels that include agents, brokers, banks, and financial advisers, or directly to customers.

We have grouped our downstream distribution channels and customers into three main groups: retail, workplace, and institutional. The retail distribution channel includes agents, affiliated and independent brokers, financial advisors, and consultants who support end customers with individual solutions. The workplace distribution channel supports individuals primarily through their employers, whereas the institutional distribution channel services institutional clients in providing solutions to the end customers.

In exchange for Aegon’s products and services, our customers pay fees or premiums to our businesses, or make deposits on certain pension, savings, and investment products. We earn returns for our customers by investing these premiums and paying out claims and benefits to address the promises and guarantees associated with our insurance products. For non-insurance products such as retirement plans or saving deposits, customers make withdrawals based on pre-agreed terms and conditions. Part of the fees and premiums is used to cover our expenses, support new investments, and return profits to our shareholders.

The downstream activities include investment management, which refers to investment activities on behalf of (third-party) clients or for our own account. This includes equity instruments, debt instruments, and real estate. Investments form an essential part of our value chain due to the high investment amounts and level of influence through our investment decisions, in particular in our general account portfolio.

The general account portfolio consists of assets where Aegon can make investment decisions, taking into account Aegon’s legal obligations under local laws and regulations. For separate account assets, we follow customers’ choices based on our investment solutions. Both general account and separate account assets are part of Aegon’s balance sheet. For the assets managed on behalf of third-party clients, decisions are driven by third-parties, based on investment mandates. These third-party assets are not on Aegon’s balance sheet.

Both general account and separate account assets are being assessed for material IROs as part of our DMA. Given their distance from Aegon, IROs connected to investments managed on behalf of third-party clients are outside the scope of our Sustainability statement.

Another element of our downstream activities is Aegon’s corporate citizenship, aiming to address key societal and environmental issues through our social partners.

The upstream activities are supportive to Aegon’s value chain and include all sourcing activities and related suppliers and service providers. Key actors include our facility suppliers, consultants, professional services such as auditors, legal advisors, and ICT services. Some of our activities are outsourced within our business lines. This includes part of our underwriting, claims management, and investment management activities. The services are provided by third-party service companies.

For each material topic disclosed in this Sustainability statement, we disclose an IRO mapping table to illustrate where in the value chain material IROs arise. For each material topic and its subtopics, we also disclose policies, actions, targets, and metrics when relevant information is available. If relevant information is not available we also indicate this in the narrative. If information related to our upstream or downstream activities is not available, we indicate this in the IRO mapping table as “phased-in”.

More information on Aegon’s business lines, sales and distribution channels, and its customers is included in the financial statements under Additional information covering the overview per business line (Overview of Americas, Overview of United Kingdom, Overview of International and Overview of Aegon Asset Management).

Specific circumstances

Use of estimates

Estimates (i.e. assumptions or extrapolations) may be applied where data is incomplete or unavailable. For the 2024 reporting year, the following significant estimates were made:

•	EU Taxonomy: for data limitations and assumptions used to calculate EU Taxonomy alignment and eligibility, refer to the EU Taxonomy section, “Assumptions and data limitations”.
•	Investment footprint scope 3 “Corporate Fixed Income and Listed Equity” (CFI): the disclosures are based on emissions data reported by listed investees and collected through our data vendor MSCI, as well as emissions data estimated by MSCI. Reported data, indicated with Partnership for Carbon Accounting Financials (PCAF) data quality score 2 (“high quality”), represents 94% of the covered population. More details of the estimation method and data coverage are described in the Metrics section of Climate change under investment footprint.

378 |	Annual Report on Form 20-F 2024

Specific circumstances

•	Investment footprint scope 3 “Sovereign Fixed Income” (SFI): these disclosures are based on reported and estimated country level scope 1 emissions data collected through our data vendor MSCI. In line with market practice, we use the latest available information from our data vendor. Data is collected by MSCI once per year from most recent official resources. Typically, this type of country level data has a time lag of two years. Emissions data is estimated by MSCI when the reported data is from 2022 or older. Due to the use of these estimates, the PCAF data quality score is 4 (“low quality”). More details of the estimation method and data coverage described in the Metrics section of Climate change under investment footprint.
•	Investment footprint scope 3 “Real estate”: the disclosures cover location-based scope 1 and 2 emissions from the buildings in scope where data is available. The data availability for each indicator is expressed in a coverage ratio.
•	Financial impact of climate change - connectivity with financial statements of assumptions used: we have considered the connectivity between the climate related assumptions reflected in the financial statements versus those in the climate risk scenario analysis of our asset portfolio. We note the role and nature of the climate assumptions differ between the two calculations. In the financial statements we are generally interested in the fair value of a security and thus climate assumptions are reflected implicitly in the market prices. Whereas in climate risk scenario analysis we are interested in the understanding of the resilience of asset values under specific climate scenario stresses. For this purpose we make specific climate assumptions to measure this. There are also similarities in the climate assumptions used. For both the Expected Credit Loss (ECL) in the financial statements and for the baseline in the climate risk scenario analysis we use Network for Greening the Financial System (NGFS) scenarios as input for the baseline calculation. However, our data vendors also use their own in-house scenarios to complement the NGFS scenarios. Moody’s Analytics, which support us in the ECL calculation, uses a weighted combination of three NGFS scenarios in combination with their in-house Technology Solutions scenario. Ortec Finance uses physical risks impacts from NGFS Nationally Determined Contributions (NDC) scenario and transition risk impacts from their in-house Limited Action scenario for the climate risk scenario analysis. Overall, we notice that the forecasted baseline warming range is broadly consistent. For more details on the climate risk scenario analysis methodology refer to the related TCFD section (Portfolio level climate risk scenario analysis).
•	Operational footprint scope 1 and 2: to translate energy consumption into greenhouse gas (GHG) emissions, we use conversion factors. The sources of these conversion factors are described in the footnotes under the table Total GHG emissions. Energy consumption data is extrapolated by floorspace for sites where consumption data is missing. The cut-off date for reporting is November 30 and the last month, December, is accrued based on historic energy usage data. December figures are updated to actuals in case of material changes or if significantly more accurate information is available. For 2024, the metric reflects 12 months of actual data.

•	Operational footprint scope 3 “Purchased goods and services”: the GHG emissions from purchased goods and services are calculated based on spend data recorded in our procurement system and conversion factors recorded in the emissions calculation system. The spend data is based on actual invoice payments and does not take into account accruals. Actual spend data is used for the reporting year until September 30. The last quarter is estimated based on average actual historic spend data in Envizi, an IBM tool to calculate GHG emissions. As a result, the spend data used for this indicator cannot be reconciled with the expenses in the financial statements. The source of these conversion factors is described in the footnotes under the table Total GHG emissions.

Changes in preparation or presentation

This section includes an overview of revisions made compared to the previous year, to align with the changed circumstances in the 2024 reporting year. These circumstances include changes in the preparation and presentation and restatements as a result of error or updated methodology for data approximation. The following main preparation and presentation changes and restatements were made in this Annual Report:

•	Investment footprint: the methodology used to calculate the carbon emissions of our investment portfolio (CFI and SFI) changed in the 2024 reporting year. Aegon now sources its carbon emissions data from MSCI instead of using two data providers: Sustainalytics and MSCI. The previous methodology would select the highest carbon intensity between the two providers. As we use one data vendor going forward, this approach is not applicable anymore. Additionally, Aegon has stopped extrapolating WACI based on available data coverage. The figures for 2023 were restated for CFI to make comparison possible, in particular because weighted average carbon intensity is one of the targets used to steer the portfolio in line with our climate strategy. Our 2019 baseline has also been updated to reflect this change. The 2023 emissions relating to SFI investments were not restated due to unavailability of this data feed from our data vendor. The reported 2023 and restated figures for CFI are presented in the table below.

Annual Report on Form 20-F 2024 | 379

About Aegon Governance and risk management Financial information Sustainability information

Indicator	unit	2023 (restated)		2023 (reported)

CFI - Total carbon emissions	tCO2e	1,704,837		2,036,000

CFI - Carbon footprint	tCO2e/EURm invested	80		82

CFI - Total carbon emissions and carbon footprint (coverage)%		82%		90%

CFI - Weighted average carbon intensity	tCO2e/EURm revenue	283		338

CFI - Weighted average carbon intensity (coverage)%		97%		97%

CFI - Weighted average carbon intensity 2019 baseline	tCO2e/EURm revenue	459		534

CFI - Reduction of weighted average carbon intensity vs. 2019 baseline	%	(38%	)	(37%	)

•	Total GHG emissions: this is presented in the mandatory ESRS table and disaggregated by scope 1 and 2 and significant scope 3 categories. In our 2023 Annual Report, we excluded investments from our total GHG emissions. The 2023 figures are now presented in the same way to make comparison possible, except for GHG emissions of purchased goods and services that were not measured for 2023.
•	Operational footprint - leased cars: as Aegon has operational control over leased cars, the associated GHG emissions are presented under scope 1 (fossil fuel) and scope 2 (electric). Our 2023 Annual Report presented these emissions under business travel emissions (scope 3). The emissions associated with leased cars for 2024 amounts to 21 tCO2e (0.66% of total scope 1 and 2). The 2023 figures were not restated because it was impracticable to do so as part of the implementation in 2024 of Envizi.
•	The table “Energy” includes the energy consumption of our own business. The indicator names have been changed to align with the ESRS naming convention, but the definitions, figures, and underlying processes have not changed.
•	In 2024, Transamerica adopted the Net Promoter Score (NPS) methodology for measuring customer satisfaction, switching from its process of conducting customer surveys supported by RepTrak. In addition, from 2024, we separate the NPS disclosure in three different categories: workplace clients, advisors, and individual customers. Since we implemented this change in 2024, we don’t have the data to restate 2023.
•	The outcome of our 2024 DMA: indicators that were previously reported under customer empowerment are now presented under business conduct. This includes mis-selling fines, compliance with the pricing policy framework, and the NPS scores. Number of customers and new customers are now presented under Additional information. Responsible tax indicators were previously reported as part of business conduct, but are now disclosed under Additional information. Emissions related to business travel were assessed as not material for Aegon and, therefore, are also presented in the Additional information section. These changes reflect the outcome of the 2024 DMA.

•	New indicators have been added to address material matters and comply with ESRS, such as the gender pay gap. We have not included comparative figures for new indicators, which are indicated with n.m. (not measured).

Reporting errors in the prior period

The following error was identified in our previous Annual Report:

•	Our previous Annual Report miscalculated the carbon intensity of our direct real estate investments measured in kg/m2. The numerator represents the total GHG emissions measured in tons, while the outcome is presented in kg/m2. The numerator should have been multiplied by 1,000 before dividing by the total floor space with carbon data available. We have updated the calculation for 2024 and restated the 2023 number to make comparison possible. The restated carbon intensity for 2023 is 82. The incorrect amount that was disclosed for that year was 0.08. This does not impact the non-financial performance indicator for 2023. The KPI is defined as the reduction of carbon intensity against the baseline of 2019. Because the baseline was calculated in the same manner as the 2023 carbon intensity, it did not affect the outcome.

380 |	Annual Report on Form 20-F 2024

Governance

Governance

Through our sustainability governance, we aim to strengthen our sustainability approach and embed sustainability across the business. In this governance section, we set out the specific processes, controls, and procedures to monitor, manage, and oversee sustainability matters. In addition, this section includes our approach to due diligence and references to relevant parts in the Annual Report that cover Aegon’s due diligence efforts. The “Governance and risk management” section in this Annual Report describes in more detail the broader Aegon governance, including the composition of the Board and Executive Committee and Aegon’s Risk Management framework.

Aegon’s sustainability governance

The Board of Directors manages and conducts Aegon’s business, including setting the company’s strategy. The Board has four committees: the Audit Committee, the Risk Committee, the Compensation and Human Resource Committee, and the Nomination and Governance Committee.

The CEO is the sole executive member of the Board of Directors and is responsible for the company’s day-to-day management and general business and affairs. Aegon’s Executive Committee supports the CEO with operational issues and the implementation of Aegon’s strategy, which is aligned with the company’s purpose. Sustainability is a key element of delivering on our purpose. Our approach to sustainability is overseen by the Board of Directors as a whole and, in particular, its Nomination and Governance Committee. The other committees cover the sustainability matters that fall within their responsibilities and areas of expertise.

The Board of Directors and the CEO are supported by the Global Sustainability Board (GSB) to embed sustainability into our business and deliver the strategic measures we are undertaking to fulfill our sustainability ambitions. The “Governance and risk management” section in this Annual Report describes in more detail the company-wide governance, including an overview of our Sustainability Governance.

The Board of Directors is accountable for our sustainability approach and sustainability reporting, including oversight of the management of sustainability impacts, risks, and opportunities. The CEO is responsible for integrating sustainability into the business. Sustainability topics are regularly brought to the agenda for the Executive Committee and the Board of Directors, including policy and implementation matters, and progress on the double materiality assessment and resulting sustainability impacts, risks, and opportunities.

In 2024, the CEO mandated the GSB to deliver on the governance processes, controls, and procedures used to monitor, manage, and oversee the assessment and management of impacts, risks, and opportunities. This includes monitoring of targets related to material impacts, risks, and opportunities and progress toward them. The GSB is therefore responsible for monitoring sustainability policies, initiatives, targets, reporting for all material topics, and challenging the business on these topics.

To effectively carry out these responsibilities, the GSB membership includes a set of material topic owners who provide expertise and lead on our material sustainability matters. In addition, by the end of 2024, a CSRD Working Group was established to coordinate the overarching approach to our material sustainability matters and provide quarterly progress updates to the GSB. The working group is chaired by the Global Head of Corporate Sustainability. Membership consists of delegates of material topic owners and Local Sustainability Board Chairs, the Corporate Sustainability team, Sustainability Reporting and Risk Governance.

Details of the dedicated procedures and measures to manage the impacts, risks, and opportunities are set out for each of our material topics, starting with the Environmental information in this Sustainability statement.

Annual Report on Form 20-F 2024 | 381

About Aegon Governance and risk management Financial information Sustainability information

Aegon’s sustainability governance is shown below:

Risk management and internal controls over sustainability reporting

Risk management and internal controls over sustainability reporting fit in Aegon’s Enterprise Risk Management (ERM) framework. All material processes that contribute to sustainability reporting have been identified. The main risks and controls for each material process have been identified and documented with support from the risk functions. The risks relate to the completeness and accuracy of sustainability information and are mitigated by executing controls. These controls are validated internally, both at the business unit and company-wide level. Control attestations are performed for each annual report cycle. This means that in-scope business units and group functions sign off on the design and implementation of the sustainability reporting key controls in the form of a control attestation letter. Remediation plans are developed for ineffective key controls. The (possible) gaps and remediation plans are logged. Progress is reported and monitored quarterly as part of the risk management cycle. For more information, refer to Aegon’s overarching Risk Governance Framework.

Monitoring the effectiveness of our policies and risk framework

Aegon’s policies and standards set out the requirements, roles and responsibilities, and processes to manage risks across the risk universe. Monitoring the effectiveness of our policies is embedded in the Risk Governance Framework. This structure, which is part of the ERM framework, has four layers:

•	The Board of Directors (Board) and its Risk Committee
•	The CEO and the Executive Committee
•	The Group Risk & Capital Committee (GRCC) and its sub- committees
•	The local Risk & Capital Committees

The Risk Committee reports to the Board on topics related to the ERM framework and the internal control system. The CEO is responsible for risk management and is supported by the Executive Committee, which oversees various strategic and operational issues, including introducing new company-wide policies. The CEO and Executive Committee are supported by the GRCC. Aegon’s business units have a local Risk or Risk and Capital committee.

Aegon continuously works on keeping its ERM framework up-to-date, effective, and fit-for-purpose. Policies, charters, and other governance documents are regularly reviewed and updated where necessary. Also, activities such as the Emerging Risk Scan provide an internal and external perspective on the risk universe and signals where updates are required. In addition, internal processes such as policy attestation verify compliance with policies. Non-compliance requires remediating action plans, which are actively monitored to ensure execution.

In addition to risk governance, the effectiveness of policies relating to material sustainability matters is also measured through KPIs and set targets. The KPIs relating to material sustainability matters are reported to the GSB. A subset of these KPIs was linked to the Group performance indicators used for the funding of the bonus pool for employees (where applicable) and also the performance metrics of the short-term incentive of the CEO in 2024.

382 |	Annual Report on Form 20-F 2024

Governance

Due diligence

According to ESRS, due diligence is the process by which undertakings identify, prevent, mitigate, and account for how they address the actual and potential negative impacts on the environment and people connected with their business. These include negative impacts connected with the undertaking’s own operations and its upstream and downstream value chain, including through its products or services, as well as through its business relationships.

The table below provides references to the sections included in this Sustainability statement and/or other sections of this Annual Report, where the core elements of Aegon’s due diligence processes related to impacts on people or the environment are disclosed.

Core elements of Aegon’s sustainability due diligence	Summary	Reference
Information on how sustainability matters are addressed by the undertaking’s administrative, management, and supervisory bodies.

Sustainability statement - Aegon’s sustainability governance

Corporate governance - Sustainability governance

Report of the Board of Directors - 2024 topics (Strategy)

Report of the Board of Directors - Nomination and Governance Committee

a) Embedding due diligence in governance, strategy, and business model	Integration of sustainability-related performance in incentive schemes.	Remuneration Report Sustainability governance - Incentives

Pages under the heading “Impacts, risks and opportunities” of the following sections of the Sustainability statement:
	Material impacts, risks and opportunities and their interaction with strategy and business model.	Climate change Human capital Inclusion and diversity Data privacy Business conduct Responsible marketing practices
b) Engaging with affected stakeholders in all key steps of the due diligence	Interests and views of stakeholders.

Impact, risk, and opportunity management - Stakeholder engagement

Pages under the heading “Policies and procedures” of the following sections of the Sustainability statement:

Climate change

Human capital

Inclusion and diversity

Data privacy

Business conduct

Responsible marketing practices

c) Identifying and assessing adverse impacts	Negative impact details.

Impact, risk, and opportunity management

Pages under the heading “Impacts, risks, and opportunities” of the following sections of the Sustainability statement, where material adverse impacts are identified through the DMA:

Climate change

Business conduct

Responsible marketing practices

General information - Value chain

d) Taking actions to address those adverse impacts	Our actions to manage the negative impacts of material sustainability matters.	Narrative below this table Pages under the heading “Actions (and resources)” of the following sections of the Sustainability statement: Climate change Business conduct Responsible marketing practices
e) Tracking the effectiveness of these efforts and communicating	We track the effectiveness of our efforts through the KPIs and targets we set for our material topics. Next to that, we also monitor our performance through several metrics.

Pages under the heading “Metrics” of the following sections of the Sustainability statement:

Climate change

Business conduct

Responsible marketing practices

Pages under the heading “KPIs and targets” of the following sections of the Sustainability statement:

Climate change

Business conduct

Responsible marketing practices

Annual Report on Form 20-F 2024 | 383

About Aegon Governance and risk management Financial information Sustainability information

Due diligence processes are essential for identifying, preventing, mitigating, and accounting for how Aegon addresses adverse actual and potential negative impacts on the environment and people connected with its business. The outcomes of these processes support our DMA in assessing our material impacts, risks, and opportunities. Our due diligence processes also provide input to our stakeholder engagement processes.

Due diligence processes related to impacts on people and the environment are disclosed under each material topic in this Sustainability statement and are supported by various policies and procedures as mapped in the reference table above.

Aegon has other due diligence processes in place related to business conduct matters. For example, our Anti-Money Laundering & Counter Terrorist Financing (AML&CTF) Policy requires due diligence regarding customers, while our Anti-Bribery and Corruption (ABC) Policy requires due diligence regarding third-parties. Related to consumer interests, our Market Conduct Compliance Policy requires due diligence regarding our distribution activities.

International standards such as the United Nations’ Universal Declaration of Human Rights, the core standards of the International Labor Organization, and the principles of human rights and labor standards, as set out in the UN Global Compact, are incorporated into some internal policies and statements. These include the Code of Conduct, the Statement on Inclusion and Diversity, the Aegon Operational Risk Taxonomy, and the Statement on Human Rights.

Human rights

Aegon’s Statement on Human Rights represents the company’s overarching position and approach to the responsible stewardship of human rights. The statement commits Aegon to uphold international human rights standards at all businesses where the company has sufficient management control and, where possible, to encourage partners to uphold the same standards. It applies to both the direct impacts of Aegon’s daily operations and the indirect impacts of its business activities.

In our own operations, we have several due diligence mechanisms in place, and we have identified no severe human rights incidents related to our workforce. We conduct a biennial global Human Rights Risk Assessment (HRRA). This assessment aims to identify the risk of possible human rights violations that Aegon and its employees might face within the geographical locations where the company operates. The assessment is done internally and covers geographic risks and the management proficiency within our units to respond to these risks effectively. The 2024 HRRA concluded that our management proficiency is adequate in potentially high-risk areas such as China and Brazil.

The findings from the 2024 HRRA indicate that for most Aegon units, the operating environment presents little or no significant human rights risk. In Brazil, corruption and working conditions present some risks. We also face human rights risks in China, although most of these risks relate to outside political factors.

Where higher risk levels were identified, action plans were developed to address identified risks. Preventative and remedial measures were recommended to local management in higher-risk countries. The 2024 HRRA concluded that the overall measures to address specific risks are in place and robust. In addition to the HRRA, Aegon UK issues a modern slavery statement (in line with the United Kingdom government’s 2015 Modern Slavery Act).

Downstream due diligence

Aegon’s Group Responsible Investment Policy provides the foundation for managing Aegon’s assets in alignment with its responsible business objectives, relevant laws, and governance standards. The policy applies to the general account assets of all Aegon business units.

Through our investment analysis and decision-making process, we systematically consider financially material factors, including sustainability factors, to identify risks and opportunities and maximize risk-adjusted returns for our clients. By taking an active approach to responsible investment, we seek to reduce the risks to our business and explore ways to serve the interests of our customers and the wider society in which we operate.

Aegon uses engagement and exclusion to manage investment-related adverse impacts on people and the environment. Aegon’s engagement efforts, conducted by Aegon Asset Management, focus on dialogue with investee companies on topics identified as relevant according to the Group Responsible Investment Policy.

To support our responsible investment approach, we apply exclusions to certain countries and/or companies, including majority-owned subsidiaries of such companies. Exclusion from Aegon’s investment universe applies to several activities that have significant adverse impacts on people or the environment, in line with its responsible investment policy objectives. A full list of exclusions can be found in the Responsible Investment Policy on our website. Further information on the Responsible Investment Policy and its governance is available in the Climate change section.

384 |	Annual Report on Form 20-F 2024

Impact, risk and opportunity management

Impact, risk, and opportunity management

Double materiality assessment process

A sustainability topic is considered material from an impact perspective if it is related to actual or potential, positive, or negative impacts that an undertaking – in this case Aegon – has on the environment or people. Topics are considered material from a financial perspective if they have the potential to trigger financial effects, such as generating risks or opportunities that impact or are likely to impact future cash flows and, consequently, enterprise value.

In 2024, we conducted our third DMA, following a four-step methodology informed by the ESRS requirements.

Step 1

Understand the landscape

A desktop analysis was conducted, including the regulatory landscape, benchmarking against our peers, a media scan, a review of reporting frameworks, and input from stakeholder reports and interviews. The findings from this desktop analysis, alongside the value chain assessment, were used to update the consolidated long list of topics, carry out an initial mapping of those topics and their related IROs to the value chain, and screen potential exclusions prior to the assessment of the IROs.

Step 2

Identification and assessment of IROs related to

sustainability matters

In step 2 of the DMA process, a more detailed and extensive description of the IROs associated with the screened topics was carried out. The compilation of these IROs was informed by stakeholders and subject matter experts (SMEs), building on and enhancing the IROs previously identified in 2023.

As part of the second step of the DMA, the IROs were also assessed according to a combination of factors, including specific business activities, business relationships, geographies where we operate, where they occur in the value chain and according to three time horizons – short (up to 1 year), medium (1 to 5 years), and long (greater than 5 years).

Scoring of the screened topic IROs was informed by input from our stakeholders and SMEs. The positive and negative impacts were first qualitatively assessed against scale, scope, likelihood, and irremediability, with negative impacts prioritized. The impacts, alongside any dependencies and other risk factors, were then considered for the assessment of the risks and opportunities against magnitude and likelihood. A qualitative scale, with five ranges of possible effects from low to high, was applied to all these criteria during the assessment. A threshold matrix was then used to determine the final materiality level.

As we mature in our DMA approach, we expect more quantitative input to become available for evaluation. After consultation with internal stakeholders, the threshold for materiality was set at a high level to keep the outcome and set of topics focused and impactful. As in prior DMAs, topics were included as “material” when they met the threshold for either financial or impact materiality for this ESRS-related assessment. From this assessment of the topics, at the IRO level, we concluded that Aegon has five material sustainability topics comprised of 14 sub-topics.

Step 3

Validation

The final list of material topics and their related IROs was shared for validation by internal SMEs. The CEO, supported by the Executive Committee, approved the double materiality assessment process and outcome.

Step 4

Integration

The material topics have been integrated into our business, as reflected in the policies, processes, actions, metrics, and targets that are detailed under each material topic, starting with the Environmental information of the Sustainability statement. This is an ongoing process as our material matters and the political and regulatory landscape continue to evolve, and we seek to capture the broader scope of our value chain.

Our evolving DMA approach

In 2024, we refined our DMA methodology, building on the processes we developed in 2022 and 2023. This resulted in a sharpening of the specific elements, or sub-topics, included within the wider material topic definitions. As a result, the following changes have occurred:

•	Talent attraction and retention have been integrated into other topics, such as training and skills development, general working conditions, and diversity.
•	Employee engagement is now considered a mechanism for measuring the effectiveness of policies and actions related to topics such as training and skills development, general working conditions, and diversity.
•	The employee engagement survey indicator is now reported under the sub-topic social dialogue.
•	Customer service was presented last year as a separate sub-topic, but is now considered a part of business conduct, particularly under responsible marketing practices.
•	Product innovation has also been removed as sub-topic because it is considered a mechanism or enabler for other customer-related topics.
•	Data security has been integrated into the broader topic of data privacy, as privacy for our customers and employees requires a strong information security framework to support it.

Annual Report on Form 20-F 2024 | 385

About Aegon Governance and risk management Financial information Sustainability information

•	Finally, responsible tax has been moved to Additional information on the basis that it is not a material sustainability matter for Aegon. Despite this, we are committed to making a valuable economic and social contribution to the communities in which we operate, both through our tax payments and through the collection and payments of third-party taxes. For many years we have disclosed information on our tax strategy and tax payments. At the same time, we recognize and value that a number of our stakeholders ask us to disclose more detailed information about our tax payments in the various countries in which we operate. This is why we have published a Global Tax Report separately from our Annual Report since 2020.

Stakeholder engagement

Aegon identified its most relevant affected stakeholders and users of sustainability statements, based on their relevance or importance in the value chain and their knowledge of specific topics or aspects of Aegon’s business. These stakeholders may be directly or indirectly affected by our business activities and/or are users of our sustainability information. Stakeholder consultation is an ongoing process and, as such, views from both 2023 and 2024 engagement activities were incorporated into the stakeholder perspectives during the DMA process. The purpose of our engagements is to understand the expectations and concerns of our key stakeholders in order to inform our sustainability approach.

Our stakeholder engagement methods, as well as the concerns and expectations of our stakeholders are summarized in the table below.

Key stakeholder	Position in the value chain	Engagement method	Stakeholder expectations and concerns

Outsourcing partners, suppliers and service providers	Upstream	Direct: • Performing third-party risk assessment, audits, and on-site assessments Indirect • Understanding ESG performance of our supplier base through EcoVadis assessment scores	• Good business conduct • Fair and timely payments • Responsible sourcing

Investors	Upstream

Direct:

•  Capital Markets Day for analysts and investors

•  General Meetings of shareholders (annual and extraordinary)

•  Regular engagements with institutional investors and equity analysts

•  Participation at financial market conferences and roadshows

•  Public communications in the form of press releases, interviews, and media engagement

Indirect:

•  Through our ESG rating scores

• Strong and sustainable capital position • Predictable, competitive financial result • Attractive, sustainable capital distributions to shareholders • Reliable returns to bondholders

Reinsurers	Upstream	Indirect: • Publicly available information	• Strong and sustainable capital position • Strong business conduct

Employees	Own operations

Direct:

•  Town halls at company and business-unit level

•  Regular global employee surveys with all employees

•  International I&D Survey

•  Speak Up program

•  Employee Resource Groups (ERGs)

•  Aegon Works Council and Unions

•  Good working conditions

•  Flexible working

•  Healthy work-life balance

•  Opportunities for career development

•  Equal treatment and opportunities for all

•  Social dialogue

•  Employee Resource Groups

•  Personal development talks

Customers	Downstream

Direct:

•  Customer panels to test ongoing product development

•  Omnichannel customer service portals in our respective markets

•  Customer complaints channels

•  Customer insights through our distribution channels

Indirect:

•  Customer surveys (led by business units)

•  NPS scores for Individual and Workplace clients

•  High-quality products and services that support financial wellbeing

•  Fairly priced, accessible products

•  High-quality customer service

•  Accessibility of high-quality information (digitally enabled)

•  Protection of data privacy

Distribution channels and related JVs	Downstream	Direct: • Conferences (e.g. WFG annual Convention) • Advisor surveys (e.g. Aegon NextWealth report Aegon UK) • NPS scores for advisors	• Fairly priced, accessible products • High-quality customer service • Accessibility of high-quality information (digitally enabled) • Strong business conduct • Fair and timely payments

Social partners - NGOs, charities, communities	Downstream	Direct: • Community Investment program • Regular engagements with NGOs Indirect: • Reports issued by NGOs • Participating in ESG related conferences

•  Supporting climate transition (through responsible investments)

•  Commitment to reducing carbon footprint (including net-zero commitment)

•  Commitments to supporting inclusion and diversity

•  Supporting worthwhile causes in Aegon’s local communities

386 |	Annual Report on Form 20-F 2024

Impact, risk and opportunity management

Key stakeholder	Position in the value chain	Engagement method	Stakeholder expectations and concerns
Investment customers and investees	Downstream	Direct: • Engagement with investee companies by Aegon AM Indirect: • Screening of general account on norms-based controversies	• To address material topics relevant to the investee companies, which vary depending on the type of business
Regulators	N/A	Direct: • Consultation with the Bermuda Monetary Authority (BMA) on climate-related risk disclosures Indirect: • Consulation on upcoming regulations	• Strong business conduct • Meeting regulatory requirements

The expectations and concerns of our stakeholders are addressed in our business strategy and operations. More information on how we address the expectations and concerns of our key stakeholders can be found in the Creating sustainable value for our stakeholders section.

The findings from our stakeholder engagement activities were considered at three main points during the DMA process. Firstly, in terms of the scoping and landscape research, stakeholder views were considered for the purposes of creating the long list of potentially material topics and then excluding specific topics during the screening process. Secondly, stakeholder views formed a key part of the identification and more detailed assessment of the IROs. Finally, stakeholder considerations were used to score the IROs as explained in DMA step 2 above.

Potential future stakeholder engagement activities have been identified as a result of the more detailed assessment of the value chain in 2024. To gather a broad spectrum of views from the key elements of our value chain, we aim to conduct more extensive stakeholder engagement in 2025 covering a wider range of sources.

DMA results

The 2024 DMA has resulted in five material topics: Climate change1, Human capital, Inclusion and diversity, Data privacy and Business conduct. The impacts, risks, and opportunities for each topic and related sub-topics are described in detail in the following sections. Also our policies and procedures, actions, targets2, and metrics are included per topic.

[1]

The other environmental sustainability matters: Pollution, Water and marine resources, Biodiversity and ecosystems, and Circular economy were not assessed as material due to a lower level of impact, risk, or opportunity.

[2]	Our KPIs and other metrics have not been validated by an external body other than our assurance provider.

Annual Report on Form 20-F 2024 | 387

About Aegon Governance and risk management Financial information Sustainability information

Environmental information

Climate change

As detailed in the Creating sustainable value for our stakeholders’ section, for Society, Aegon has a responsibility to manage its impacts, risks, and opportunities related to climate change. We do this primarily through our responsible investment framework. We seek to support the transition to a climate-resilient economy and net-zero world while managing potential climate-related risks and opportunities in our portfolio. Additionally, we are working to reduce our operational GHG emissions and gathering data to help us understand the GHG footprint of our supply chain. The following section outlines our management approach to the material IROs we have identified, which are associated with climate change.

Definition

Climate change is the long-term shift in average weather patterns across the world. Human activity contributes to the release of carbon dioxide and other greenhouse gases into the air, causing global temperatures to rise and resulting in long-term changes to the climate.

The topic of climate change relates to the sub-topics of climate change mitigation, climate change adaptation, and energy consumption, including:

•	The process of reducing GHG emissions and holding the increase in the global average temperature to 1.5 °C above pre-industrial levels, in line with the Paris Agreement
•	The process of adjustment to actual and expected climate change and its impacts
•	All types of energy production and consumption. Energy efficiency and renewable energy are central to this.

Impacts, risks, and opportunities

Aegon’s material IROs related to climate change are spread across the sub-topics of climate change mitigation, climate change adaptation, and energy consumption. Aegon’s material IROs are primarily related to climate change mitigation and adaptation downstream in the value chain, in particular the investment portfolio (focused on the general account and separate account), but also through sourcing activities. This includes scope 3 GHG emissions from investee companies connected to our investments and from our sourcing partners. IROs connected to investments managed on behalf of third-party clients are currently not in the scope of our sustainability reporting, given their distance from Aegon.

Energy relates to the energy consumption in all properties that we own or rent and use for our primary operations (operational control). The usage of energy and the associated GHG emissions (scope 1 and 2) connected to our own operations are relatively small compared with the emissions related to our investment portfolio, as shown in the metrics table below (total scope 1 and 2 emissions is 7,682 tCO2e which represents 0.2% of the total GHG emissions). The energy consumption connected to our upstream and downstream value chain, in particular energy consumed by investee companies and sourcing partners, is embedded in the topics climate change mitigation and adaptation.

The IROs identified within our DMA process were informed by a screening of our activities to identify drivers for climate-related impacts (including actual and potential future GHG emission sources), risks (including risks identified through our group climate risk assessment), and opportunities (including our existing commitments). Through stakeholder engagement and SME input, a long list of climate-related IROs was compiled.

Our companywide climate risk assessment (TCFD section on Risk identification) and climate risk scenario analysis (TCFD section on Portfolio level climate risk scenario analysis) helped inform the materiality of our identified risks. The underlying methodology that captures the assessment of climate-related physical and transition risks, including the identification of climate-related transition events across a diverse range of climate scenarios, is detailed within the TCFD section as referred to above. For the materiality assessment of impacts and opportunities, the DMA was informed by our GHG inventory and input from SMEs.

388 |	Annual Report on Form 20-F 2024

Environmental information

Aegon also conducts climate scenario analyses (TCFD section on Portfolio level climate risk scenario analysis) to understand the resilience of its general and separate accounts to five climate pathways. The detailed findings from these assessments can be found in the TCFD section (Results of the quantitative climate risk assessment) of this report.

The table below depicts where the IROs arise in the value chain. Each IRO is described below in more detail and the numbering corresponds with the numbers in the table.

					Material IROs related to the
		Where in the value chain do material IROs arise?			sustainability matter

	Sustainability matter
	(sub-topic and sub-		Own
ESRS topic	sub-topic)	Upstream	operations	Downstream	Impact	Risk	Opportunity

	Climate change	Sourcing		Investee companies of	1, 2, 3, 4	5	6
	mitigation			general account and
				separate account
ESRS E1: Climate				assets[1]
change	Climate change			Investee companies of	7, 8		9
	adaptation			general account and
				separate account
				assets[1]

	Energy		Facility			10	11
			management

[1]

For separate account assets, Aegon applies the phased-in option. The infrastructure to collect emissions data from investee companies was established for general account, but not yet for separate accounts. The implementation for separate accounts will start in 2025.

Climate change mitigation

Definition: The process of reducing GHG emissions and holding the increase in the global average temperature to 1.5 °C above pre-industrial levels, in line with the Paris Agreement1.

Impacts:

Aegon’s impacts related to climate change mitigation are mainly related to its downstream investment management activities and may occur in the medium to long-term.

1. Positive, potential: Investments in low carbon intensive companies or highly carbon intensive companies with Paris-aligned transition plans, may reduce climate change impacts in the long run.

2. Negative, potential: Investments in highly carbon intensive companies without climate transition plans may exacerbate the impacts climate change has on people and the planet.

In addition, we have climate change mitigation impacts upstream in our value chain, from our supplier and sourcing activities, anticipated to occur in the medium and long-term.

3. Positive, potential: Impacts from reducing our supplier/ sourcing emissions and thus limiting the impacts of climate change on people and the planet.

4. Negative, potential: Impacts from our supplier/sourcing emissions which may increase the impacts of climate change on people and planet.

Risk and/or opportunity:

The following risk and opportunity have been identified related to climate change mitigation, and may materialize in the short to medium-term.

5. Risk: Exposure to litigation and reputational risks as a result of (being perceived to) not fully considering or responding to the impacts of climate change, or not providing appropriate disclosure of current and future risks, or not meeting Aegon’s fiduciary duties. This relates to transition risk.

6. Opportunity: Achieving net-zero by 2050 will require large scale investment and is an opportunity to capture as the world works towards meeting its commitment to the Paris Agreement.

Through this opportunity, Aegon has the potential to create long term value through its investment activities and attract clients with products that support them in aligning their investment portfolios with net-zero goals.

Climate change adaptation

Definition: The process of adjustment to actual and expected climate change and its impacts.

Impacts:

As with mitigation, Aegon’s impacts related to climate change adaptation are mainly related to its downstream investment management activities and may occur in the medium and long-term.

[1]	Aegon is not excluded from the EU Paris-aligned Benchmarks.

Annual Report on Form 20-F 2024 | 389

About Aegon Governance and risk management Financial information Sustainability information

7. Negative, potential: Investments in companies without proactive climate resiliency and adaptation measures in place can lead to extreme weather events impacting people more severely.

8. Positive, potential: Investments in companies with proactive climate resiliency and adaptation measures can reduce the impacts relating to climate change.

Risk and/or opportunity:

The following opportunity has been identified related to climate change adaptation, and may materialize in the short to medium-term.

9. Opportunity: Lucrative climate adaptation investment opportunities, as businesses innovate to adapt to the effects of climate change and improve the climate resiliency of their business models/plans.

Energy

Definition: Energy covers all types of energy production and consumption associated with our own operations. Energy efficiency and renewable energy are central to this.

The following risk and opportunity have been identified related to energy, and are assessed as medium to long-term.

Risk and/or opportunity:

10. Risk: If the energy efficiency standards of our office buildings are not in line with the Paris Agreement, investors focused on decarbonizing their portfolios may penalize Aegon as an investee company. It is also a criterion in many client requests for proposals.

11. Opportunity: Energy efficiency and cost efficiency are closely linked. Investments in more energy-efficient offices could lead to lasting cost-savings in the medium to long-term.

Policies, procedures, and commitments

Our suppliers

Aegon has a Vendor Code of Conduct and a Group Procurement Policy. These are explained in detail in our Business Conduct section under Policies for suppliers. While our Vendor Code of Conduct does not currently include specific requirements related to our suppliers’ GHG emissions, it does refer to sustainability and the suppliers’ responsibility to manage their environmental impact.

Our operations

The Group Environmental Policy defines how Aegon aims to minimize its environmental impact from its operations through energy efficiency and renewable energy (IROs 10 and 11). The policy sets a minimum standard for environmental management across all our business units and aligns our practices with our environmental objectives, relevant laws, and governance standards. It applies to all business units, excluding properties below 140 square meters. The Executive Committee has endorsed the policy, with the Global Head of Corporate Sustainability responsible for its implementation.

The effectiveness of this policy is monitored through quarterly carbon emissions reports shared with the GSB. The policy references our operational target for reducing absolute operational carbon emissions alongside several third-party standards and initiatives, including the Paris Pledge for Action, United Nations Global Compact (UNGC), UNEP-FI Principles for Sustainable Insurance (PSI), Energy Star, ISO 50001, Leadership in Energy and Environmental Design (LEED), and Building Research Establishment Environmental Assessment Method (BREEAM).

Our investments

Our Group Responsible Investment Policy is the basis for how Aegon’s general account assets should be managed, in a way that is consistent with its responsible investment objectives, relevant laws, and governance standards. Climate change is one of the responsible investment focus areas, which outlines Aegon’s net-zero commitments and exclusion criteria for certain activities considered to have significant adverse impacts on climate change adaptation and mitigation (IROs 1,2,5,6,7,8 and 9). It applies to the general account assets of all Aegon business units, regardless of whether they are internally or externally managed.

The Executive Committee is responsible for the execution of this policy and integrating it into investment strategy and other relevant company processes and practices. The GSB is responsible for monitoring, discussing, and advising the Executive Committee on all subjects and issues deemed relevant to the proper execution of the policy. The policy references several third-party standards and initiatives, including the NZAOA, UNGC, Paris Pledge for Action, and UNEP FI Principles for Responsible Investment (PRI).

As a member of the Net-Zero Asset Owner Alliance (NZAOA), Aegon leverages the Alliance’s Target-Setting Protocol to set targets aligned with 1.5 °C for its general account assets. The NZAOA sets expectations for reporting and transitioning specific asset classes towards net-zero, emphasizing the need for engagement and targeted financing of climate solutions (IROs 1,2,5,6,7,8 and 9). The Global Head of Corporate Sustainability is accountable for Aegon’s NZAOA commitments, with progress on targets reviewed bi-annually by the GSB. We also provide annual progress reports to the NZAOA.

390 |	Annual Report on Form 20-F 2024

Environmental information

The weighted average carbon intensity (WACI) target for corporate fixed income and listed equity in our general account is included in the Group performance indicators and these indicators’ results are used for the funding of the bonus pool for employees (where applicable).

The WACI target was also included in the performance metrics of the short-term incentive of the Executive Director (CEO) in 2024.

Policy or commitment	IRO and subtopic linkage[1]	Senior-level accountability for implementation	Scope	Stakeholders considered or consulted in preparation	Internally or externally available

Group Responsible Investment Policy	Climate change mitigation and adaptation: Impact: 1,2,7,8 Risk: 5 Opportunity: 6,9	The Executive Committee has ultimate responsibility for the execution of this policy and for its integration into investment strategy and other relevant company processes and practices.	General account assets of all business units	Responsible Investment Working Group, GSB, Group Risk, Group Legal, peers, organizations/ bodies (for example PRI)	Publicly available on Aegon’s website

Commitment to Net-Zero Asset Owner Alliance (NZAOA)	Climate change mitigation and adaptation: Impact: 1,2,7,8 Risk: 5 Opportunity: 6,9	The Executive Committee has ultimate responsibility for the execution of this commitment and for its integration into investment strategy and other relevant company processes and practices.	General account assets of all business units	GSB, Chief Investment Officers in the business units	Aegon’s net-zero commitment is publicly available on Aegon’s website and disclosed in its Annual Report.

Group Environmental Policy	Energy: Risk: 10 Opportunity: 11	Executive Committee has endorsed the policy, Global Head of Corporate Sustainability oversees its implementation	All business units, excluding properties below 140 m2 (1,500 square feet)	Topic owners in the business units, Facility management, Corporate Sustainability	Publicly available on Aegon’s website

[1]	The numbering provided in this table refers to the IROs listed under the heading “Impacts, risks, and opportunities” of this section.

Actions (and resources)

The following section details our actions to tackle the IROs related to climate change in our value chain. Aegon does not currently have a climate transition plan, but aims to disclose one in the coming years.

Our suppliers

Aegon is working with its upstream value chain partners to address climate change impacts (IROs 3 and 4). Our relationship with suppliers enables us to influence sustainability and best practice in our industry and create transparency within our supply chain. We do this by monitoring the performance of our key suppliers and partners on issues such as climate change.

In 2024, we matured our approach to climate change mitigation by adding supplier GHG emissions to our overall emissions data reporting. We are also monitoring the practices of our core supply base at a global level, conducting recurring assessments of the extent to which suppliers use tools to help them understand and ultimately reduce their climate impact. For example, Aegon UK is taking action to monitor its supplier’s net-zero commitments.

GHG emissions associated with our suppliers are calculated based on supplier spend data recorded in our procurement system. Actions will be taken to further refine and improve the quality of the spend data by improving the filters used to include or exclude spend categories.

Our operations

Aegon’s direct business operations do not involve manufacturing processes and do not maintain energy-or resource intensive processes. The consumption of electricity for our offices and data centers is our most material source of carbon footprint emissions from our operations. Our operational carbon footprint overall is small relative to the scope of our investment activities. Nevertheless, we have set targets to address the risk and opportunity associated with our energy use (IROs 10 and 11) and reduce the carbon footprint of our operations. This primarily relates to the decarbonization lever - energy efficiency, in the form of more efficient natural gas and electricity consumption by our offices, to reduce GHG emissions.

The impact of fewer operational properties, together with changing work patterns, has significantly reduced our overall facilities footprint over the last five years. Our business units also have energy management processes aligned to ISO 50001/BREEAM/Energy Star standards.

Annual Report on Form 20-F 2024 | 391

About Aegon Governance and risk management Financial information Sustainability information

The Cedar Rapids Community Solar Garden, which opened in 2024, generated enough renewable energy to power Transamerica and AAM facilities in the United States. Furthermore, Aegon is committed to sustainable practices across its operations by controlling and monitoring mechanical and lighting systems to maximize efficiency and minimize utility use during peak demand. In 2024 Transamerica’s “6400 building” (part of the C Street campus) was awarded an Energy Star rating of 100 in 2024 by the U.S. Environmental Protection Agency.

In 2024, Aegon published a minimum standard for environmental management across all business units, promoting the adoption of industry standards or similar frameworks depending on the location.

Our investments

Downstream, Aegon has made a company-wide commitment to transition its general account investment portfolio to net-zero GHG emissions by 2050. As part of this corporate commitment, Aegon is a signatory of the NZAOA. To drive progress toward our 2050 commitment, we have set interim targets to be met by 2025 and 2030. These commitments address the IROs associated with climate change mitigation and adaptation (IROs 1, 2, and 5 to 9).

Aegon is advancing its decarbonization goals via its responsible investment approach. This includes three main levers:

•	factoring in the carbon intensity of companies in managing our investment portfolio
•	active investments in climate solutions that contribute to climate change mitigation (including transition enabling) and/or adaptation, and
•	engagement with high carbon emitters in our portfolio.

To assess climate risk exposure across its investment portfolios, Aegon runs five climate scenarios to identify its exposure to physical and transition risks. More details on climate scenarios can be found in the TCFD section (Overview of climate pathways) of this report.

Further to our company-wide net-zero commitment, our Aegon UK business has committed to achieving net-zero financed emissions for its default pension funds by 2050.

Key performance indicator(s) and target(s)

KPI(s)	Baseline year and value	Target for 2025[4]	Performance in 2024	Target for 2030[4]

Weighted average carbon intensity (WACI) for corporate fixed income and listed equity in our general account	2019[1]: 459 tCO2e/ EURm revenue	25% reduction against 2019 baseline	52% reduction against 2019 baseline	50% reduction against 2019 baseline

Amount invested in companies to help mitigate climate change or adapt to the associated impacts	n/a	USD 2.5 billion investments	USD 2.7 billion invested	Investing an additional USD 1 billion, on top of Aegon’s existing USD 2.5 billion commitment

Number of engagements with the largest corporate carbon emitters in our investment portfolio	n/a	Engagement with at least the top 20 corporate carbon emitters	20 investees were engaged and will continue to be engaged	Engagement with at least the top 20 corporate carbon emitters

Carbon intensity of our directly held real estate investments (scope 1 and 2)	2019[2]: 139 kgCO2e/m2	25% reduction against 2019 baseline	51% reduction against 2019 baseline	42% reduction against 2019 baseline

Absolute operational carbon emissions (scope 1 and 2)	2019[3]: 30,886 tCO2e	25% reduction against 2019 baseline	75% reduction against 2019 baseline	75% reduction against 2019 baseline

[1]

The update of the WACI baseline in 2024 is the result of the change in methodology as described in the “Specific circumstances” section of the Sustainability statement. The 2019 baseline value remains representative of the underlying investments covered. It still represents our Corporate Fixed Income (CFI) and Listed Equity (LE) assets in the global general account. The reporting boundaries did not change in 2024.

[2]

The update of the directly held real estate baseline in 2024 is driven by updated floorspace data for in-scope properties. The 2019 baseline remains representative of the underlying investments covered. It still represents the in-scope commercial and residential real estate of Aegon’s general account portfolio. The reporting boundaries did not change in 2024.

[3]

The update of the operational carbon emissions baseline in 2024 is to reflect changes due to the a.s.r. transaction. The 2019 baseline value remains representative of the underlying activities. It still reflects all properties that we own or rent and use for our primary operations. The reporting boundaries did not change in 2024.

[4]	Targets to be achieved on January 1 of the target year.

Climate change targets

To meet our climate change ambitions, we developed a set of interim targets to be delivered by 2025. Having delivered on those targets, in 2024, a new set of targets was defined for 2030, to help us further advance on our climate change goals. Both sets of targets are shown in the table above, along with our progress to date. The 2030 targets were approved by the CEO with support from the Executive

Committee and the endorsement of the GSB. Internal stakeholders, including our business units were involved in setting the targets. The GSB monitors progress against these KPIs biannually. We aim to meet these targets by the end of 2029.

392 |	Annual Report on Form 20-F 2024

Environmental information

We have not set targets for climate change mitigation in our supply chain as we are gathering data to inform our future approach. To manage our energy performance we have set an operational target for our GHG emissions. The 2030 target shown above is included in our Environment Policy. Our investment targets address the three climate change levers listed in the Actions section above.

Climate change target alignment

Our operational emissions targets for 2025 and 2030 are aligned with the Paris Agreement to limit global warming to 1.5 °C. Our investment targets align with existing climate-related sustainability taxonomies and globally recognized frameworks for setting science-based targets aligned with the Paris Agreement.

Operational target

We set our 2030 group operational footprint target (scope 1 and 2) based on projected reductions in scope 1 and 2 emissions from our 2019 baseline. Our projections were informed by analyzing the planned carbon reduction activities across our global operations and the forecasted decarbonization of national grids. Upon review, Aegon committed to a 75% reduction by 2030. We aligned our methodology with the GHG Protocol’s Corporate Accounting and Reporting Standard. The share of scope 1 in this reduction target is approximately 27% and the share of scope 2 approximately 73%. The target supports the aims of our Environmental Policy and relates to our Energy IROs (10 and 11).

Progress against operational target

By the end of 2024, Aegon had achieved a 75% reduction in its operational carbon footprint compared with the 2019 baseline (68% in 2023). This reduction in the overall footprint of our facilities can be attributed to the impact of fewer operational properties, together with changing work patterns and the implementation of energy management processes. Progress has been positive due to the swift implementation of energy efficiency measures in some of our facilities. Our 2030 target anticipates further changes to our office portfolio.

Investment targets

Aegon has made a company-wide commitment to transition its general account investment portfolio to net-zero GHG emissions by 2050 and joined the NZAOA in 2021 to further reinforce its commitment. To drive progress toward our 2050 commitment, we set interim targets, to be achieved by 2025. These targets consist of: decarbonization targets related to asset classes in our general account investment portfolio (particularly our corporate fixed income and listed equity and our directly held real estate investments), engagements with the top corporate carbon emitters in our general account portfolio, and investments in climate solutions that mitigate and/or adapt to the impacts of climate change.

The general account portfolio consists of assets where Aegon can make investment decisions, taking into account Aegon’s legal obligations under local laws and regulations. A similar approach applies to selected investments where Aegon AM, in its capacity as manager, makes the investment decisions. For discretionary investments on behalf of third-parties and off-balance sheet investments, the investment decisions are driven by the relevant third-parties and Aegon’s legal and/or fiduciary obligations, as required by local laws and regulations.

As with our 2025 targets, our 2030 investment targets remain aligned with our company-wide commitment to transition our general account investment portfolio to net-zero GHG emissions by 2050. Internal stakeholders, including our business units, were involved in setting these targets. The GSB is responsible for monitoring of the KPIs, this takes place every six months. Progress against the targets is reported to the Executive Committee and the GSB. In addition to our internal monitoring, progress updates are provided to the NZAOA annually. The updated targets are included in our Responsible Investment Policy, alongside other focus areas, and relate to our climate mitigation and adaptation IROs (1, 2 and 5 to 9).

Target scope

The scope of the WACI target covers the general account corporate fixed income and listed equity assets of all business units. In 2024 the WACI target was also included in the performance metrics of the short-term incentive of the Executive Director (CEO) to help align corporate action at a leadership level with our net-zero commitment.

The scope of the directly held real estate investment target covers assets in our general account.

The scope of our active investments in climate solutions target covers general account assets. The additional USD 1 billion in our 2030 target will bring the total investment, on top of our 2025 target, to USD 3.5 billion.

The engagement target covers Aegon’s general account assets. It was developed in consultation with Aegon AM to assist in identifying the list of top emitters in the general account and subsequently engaging with corporates. Progress on this target is reported every six months.

Progress against investment targets

At the end of 2024, we reached the end of our first cycle of interim targets. Our WACI result was 222 metric tons CO2e/ EURm revenue, a 52% reduction against the 2019 baseline (38% in 2023). This exceeded our 2025 target. Progress against this target benefitted from favorable market conditions in 2024. Our 2030 target takes account of anticipated challenges in maintaining this level of

Annual Report on Form 20-F 2024 | 393

About Aegon Governance and risk management Financial information Sustainability information performance in the coming years. General account investments in scope for this target represents 28.7 billion. The coverage compared to the total general account investments of 75.4 billion (see note 19.1 of the financial statements) is 38%.

We also achieved a 51% reduction in the carbon intensity of directly held real estate investments compared with the 2019 baseline (result of 68 kgCO2e/m2 in 2024). This exceeded our 2025 target.

We committed to investing USD 2.5 billion by 2025 to support activities that can help society mitigate climate change or adapt to its impacts. By the end of 2024 we achieved this target, and in total USD 2.7 billion of climate-related investments have been added to our portfolio.

By the end of 2024 we engaged with 20 out of the 20 targeted investees. This is in line with our target.

394 |	Annual Report on Form 20-F 2024

Environmental information

Metrics

The following list of metrics includes a comprehensive overview of indicators, including the KPIs presented above, to provide insights into the progress made in managing our IROs.

The metrics are grouped logically based on material sub-topic and theme. The metrics are either mandatory ESRS disclosures, or Aegon specific.

Total GHG emissions	unit	Baseline 2019	2024	2023	%		Target 2025	Target 2030	Target 2050	Annual % target / Base year[9]

Scope 1 GHG emissions[1]

Gross scope 1 GHG emissions	tCO2e	4,539	1,480	1,945	(24%	)	n.m.	n.m.	n.a.	n.m.

Scope 2 GHG emissions[2]

Gross location-based scope 2
GHG emissions	tCO2e	26,347	6,202	11,301	(45%	)	n.m.	n.m.	n.a.	n.m.

Gross market-based scope 2
GHG emissions	tCO2e	n.a.	1,590	229	595%		n.m.	n.m.	n.a.	n.m.

Total scope 1+2 (location-based)[3]	tCO2e	30,886	7,682	13,246	(42%	)	23,165	7,722	n.a.	(9.1%	)

Significant scope 3 GHG emissions[4]

Total gross indirect (scope 3)
GHG emissions	tCO2e	n.a.	3,744,413	2,956,876	27%		n.m.	n.m.	n.a.	n.m.

Purchased goods and services[5]	tCO2e	n.a.	158,500	n.m.	n.m.		n.m.	n.m.	n.a.	n.m.

Of which: Cloud computing and data center services[6]	tCO2e	n.a.	11,560	n.m.	n.m.		n.m.	n.m.	n.a.	n.m.

Investments[7]	tCO2e	n.a.	3,585,913	2,946,620	22%		n.m.	n.m.	n.a.	n.m.

Total GHG emissions[8]		n.a.

Total GHG emissions (location-based)	tCO2e	n.a.	3,752,094	2,970,122	26%		n.m.	n.m.	n.a.	n.m.

Total GHG emissions (market-based)	tCO2e	n.a.	3,747,482	2,959,050	27%		n.m.	n.m.	n.a.	n.m.

n.a. – not applicable; n.m. – not measured; pp - percentage points

[1]

Scope 1 covers GHG emissions associated with Aegon’s own natural gas consumption. It includes all properties that we own or rent and use for our primary operations, as well as leased fossil cars. Properties where we only have financial control but not use for our own operations fall under directly held real estate investment footprint (scope 3). Scope 1 GHG emissions and baseline are based on real energy usage sourced from billing information or checked from the meter where Aegon has direct contracts with the energy suppliers. The energy consumption data is extrapolated by floorspace for sites where consumption data is missing. The conversion factors for scope 1 are sourced from the UK Department for Environment, Food & Rural Affairs (Defra) using “100% mineral” for the United States, and “5% biofuel blend” for the Netherlands, United Kingdom, Spain, and Hungary. HFC/PFC are refrigerant gasses and not applicable. SF6 is used by the electricity generators and included. Biogenic emissions originating from the combustion or decomposition of biological materials such as wood and agricultural residues, are not applicable. NF3 emissions stemming from manufacturing are also not applicable. Energy conversion is calculated in Envizi, an IBM tool to calculate GHG emissions. The conversion factors were selected because they are considered the best fit for the energy sources in the regions, they are most commonly used, and updated regularly.

[2]

Scope 2 covers GHG emissions from the generation of acquired and consumed electricity, steam, heat, or cooling. It includes all properties that we own or rent and use for our primary operations, as well as leased electric cars. Properties where we only have financial control but not use for our own operations fall under directly held real estate investment footprint (scope 3). Electricity used for our offices and data centers is our most material scope 2 GHG source. Electricity is sourced from fossil fuels, non-renewable sources, and self-generated non-fuel renewable energy (e.g., our Cedar Rapids solar farm). Biogenic emissions are not applicable. Scope 2 GHG emissions are expressed through both the GHG Protocol location- and market-based approaches. Location-based refers to the physical location of the energy consumption, while market-based is based on emission factors from the specific electricity suppliers’ contracts, such as Renewable Energy Certificates in the United States. Location-based conversion factors for electricity consumption are sourced from the US Environmental Protection Agency (eGRID regions), the European Environment Agency for the Netherlands, Spain and Hungary, and Defra for the UK. For market-based, conversion factors are sourced from individual electricity suppliers. Scope 2 GHG emissions are based on real energy usage sourced from billing information or checked from the meter where Aegon has direct contracts with the energy suppliers. Energy consumption is extrapolated by floorspace for sites where data is missing. The emissions for electricity include CO2, CH4, and N2O. Energy conversion is calculated in Envizi, an IBM tool to calculate GHG emissions. The conversion factors were selected because they are considered the best fit for the energy sources in the regions, they are most commonly used, and updated regularly.

[3]

Aegon set combined interim targets for scope 1 and 2 (location-based) for 2025 and 2030. Aegon has not yet set a target for 2050. The share of scope 1 in this reduction target is approximately 27%, and the share of scope 2 approximately 73%.

[4]

Only material GHG categories based on the 15 categories of the GHG protocol are included in scope 3 GHG emissions. Three categories are material for Aegon: Investments (category 15) and Purchased goods and services (category 1) combined with Capital goods (category 2). The other 12 GHG categories are not considered material from a scope, scale, and stakeholder perspective. The GHG emissions linked to business travel (category 6) and employee commute and remote commuting (category 7) are reported under Additional information. The remaining 10 categories that are excluded are: category 3: Fuel- and energy-related activities (excluded in scope 1 or scope 2); category 4: Upstream transportation and distribution; category 5: Waste generated in operations; category 8: Upstream leased assets; category 9: Downstream transportation and distribution; category 10: Processing of sold products; category 11: Use of sold products; category 12: End-of-life treatment of sold products; category 13: Downstream leased assets and category 14: Franchises.

[5]

GHG emissions from purchased goods and services are linked to goods and services, including capital goods, purchased by Aegon in the reporting year. The calculation is estimated automatically based on spend data and conversion factors. The spend data is based on actual invoice payments and does not take into account accruals. Actual spend data is used for the reporting year until September 30. The last quarter is estimated based on average actual historic spend data in Envizi. The conversion factors are based on the Eora66 MRIO factor set, USA. The spend categories from our procurement system are mapped to the Eora66 categories in the emissions calculation system. The spend data set is cleaned for transactions that are not included in scope 3, such as intercompany transactions, taxes and energy bills (scope 2). The spend data does not include our smaller regions, including Spain, Portugal, Asia, and Hungary. It also excludes payments done by wire transfers. The total spend not covered is not material (less than 1%). We have not set a target for this category.

[6]

GHG emissions from purchased cloud computing and data centre services is a subset of the total scope 3 Purchased goods and services. The applicable spend categories from the procurement system are mapped to the Eora66 category “Data processing, internet publish, other IT” in the emissions calculations system.

[7]

GHG emissions from investments consist of emissions associated with general account investments, including total carbon emissions for Corporate Fixed Income (CFI) and Listed Equity (LE), total carbon emissions for Sovereign Fixed Income (SFI) (including LULUCF) and directly held real estate total carbon emissions. Aegon set interim targets to meet its net-zero ambition by 2050 for CFI/LE in its general account and directly held real estate investments. The interim targets are set on carbon intensity per asset class in line with market practice and not in absolute emissions and therefore not included in this table. For our (interim) targets relating to the relevant investment classes, refer to the “Key performance indicator(s) and target(s)” table under the material topic Climate change.

[8]

Aegon set a mix of intensity and abolute targets which cannot be aggregated. Furthermore, Aegon did not set targets for all asset classes. For our (interim) targets relating to the relevant investment classes, refer to refer to the “Key performance indicator(s) and target(s)” table under the material topic Climate change.

[9]

This number shows the annual % GHG emissions reduction that Aegon needs to achieve every year to reach the 2030 target. The number for Total scope 1+2 (location-based) is calculated as follows: total reduction until 2030 is 30,888-7,722=23,166. Reduction each year is 23,166/11 years=2,106, which is 2,106/23,166*100=9.1% per year.

Annual Report on Form 20-F 2024 | 395

About Aegon Governance and risk management Financial information Sustainability information

Climate change mitigation and adaptation	unit	2024		2023		%

Investment footprint: Corporate Fixed Income + Listed Equity (CFI)[1]

CFI - Total carbon emissions[2]	tCO2e	2,353,463		1,704,837		38%

CFI - Carbon footprint	tCO2e/EURm invested	89		80		11%

CFI - Total carbon emissions and carbon footprint (coverage)%		93%		82%		11pp

CFI - Weighted average carbon intensity	tCO2e/EURm revenue	222		283		(22%	)

CFI - Weighted average carbon intensity (coverage)%		94%		97%		(2pp	)

CFI - Weighted average carbon intensity 2019 baseline	tCO2e/EURm revenue	459		459		0%

CFI - Reduction of weighted average carbon intensity vs. 2019 baseline	%	(52%	)	(38%	)	(13pp	)

Investment footprint: Sovereign Fixed Income (SFI)[3]

SFI - Total carbon emissions - excluding LULUCF[2]	tCO2e	1,349,558		n.m.		n.m.

SFI - Carbon footprint - excluding LULUCF	tCO2e/EURm invested	278		n.m.		n.m.

SFI - Total carbon emissions and carbon footprint (coverage) - excluding LULUCF	%	84%		n.m.		n.m.

SFI - Weighted average carbon intensity - excluding LULUCF[4]	tCO2e/GDP PPP int $	278		n.m.		n.m.

SFI - Weighted average carbon intensity (coverage) - excluding LULUCF	%	84%		n.m.		n.m.

SFI - Total carbon emissions - including LULUCF[2]	tCO2e	1,228,301		n.m.		n.m.

SFI - Carbon footprint - including LULUCF	tCO2e/EURm invested	253		n.m.		n.m.

SFI - Total carbon emissions and carbon footprint (coverage) - including LULUCF	%	84%		n.m.		n.m.

SFI - Weighted average carbon intensity - including LULUCF[4]	tCO2e/GDP PPP int $	253		n.m.		n.m.

SFI - Weighted average carbon intensity (coverage) - including LULUCF	%	84%		n.m.		n.m.

Investment footprint: Real estate[5]

Real estate - Total carbon emissions[2]	tCO2e	4,149		4,783		(13%	)

Real estate - Total floor space	m2	75,964		78,680		(3%	)

Real estate - Carbon intensity	kgCO2e/m2	68		82		(17%	)

Real estate - Carbon intensity (coverage)%		80%		74%		6pp

Real estate - Carbon intensity 2019 baseline	kgCO2e/m2	139		150		(7%	)

Real estate - Reduction of carbon intensity vs. 2019 baseline	%	(51%	)	(45%	)	(6pp	)

Active ownership

Number of engagements with heaviest emitters (based on WACI)[6]	nr	20		19		5%

Investment in companies contributing to climate mitigation and/or adaptation[7]	USDb	2.7		1.8		44%

n.a. – not applicable; n.m. – not measured; pp – percentage points

[1]

The scope covers Corporate Fixed Income (CFI) and Listed Equity (LE) assets in the global general account only. Both the data vendor and methodology have changed compared with the previous year. The 2023 figures were recalculated based on the new methodology and restated to make comparison possible. The disclosures are based on emissions data reported by listed investees and collected through our data vendor MSCI, as well as emissions data estimated by MSCI. Reported data, indicated with PCAF data quality score 2 (“high quality”), represents 94% of the covered population. The overall PCAF data quality score is 2.14. For companies that have not reported any carbon emissions data in the past, MSCI uses an industry segment-specific intensity model. This model estimates the emissions based on the average carbon emissions intensity for 1,000+ industry segments. These average intensities are then multiplied by each of the company’s reported segment’s revenue to calculate estimated emissions for each industry segment. No parent name adjustments have been applied. Transamerica’s runoff blocks and externally managed portfolios have been excluded from the calculations. We do not extrapolate data for investees that are not listed in MSCI. The data availability for each indicator is expressed in a coverage ratio as disclosed above. In line with market practice, we use the latest available information from our data vendor, MSCI. Data is collected by MSCI once per year from most recent corporate resources. Typically, reported data has a time lag of one year, because when MSCI pulls the information, the emissions data of the current year has often not been published. Reported data from the financial years 2024 and 2023 represents 77% of the covered population. Data from 2022 represents 21%, and the remaining 2% of the data is older than 2022. For companies where only historic reported emission data is available (from 2022 and older), MSCI extrapolates the historic data to arrive at more recent carbon emission. For the carbon footprint and WACI the portfolio value is calculated based on IFRS (clean market value). The metrics are calculated in line with PCAF guidelines.

[2]	Total carbon emissions is calculated based on available data and no extrapolation was applied. The data availability for each indicator is expressed in a coverage ratio as disclosed above.
[3]

The scope covers Sovereign Fixed Income (SFI) in global general account only. The scope 1 emissions are reported both including and excluding LULUCF. LULUCF stands for the sector’s Land use, Land-use change, and Forestry. Both the data vendor and methodology have changed compared with the previous year. The disclosures are based on reported and estimated country level scope 1 emissions data collected through our data vendor MSCI. In line with market practice, we use the latest available information from our data vendor. Data is collected by MSCI once per year from most recent official resources. Typically, this type of country level data has a time lag of two years. As a result, the reported data is from the financial year 2022. Emissions data is estimated by MSCI when the reported data is from 2022 or older. Historical country level data for scope 1, including LULUCF, is extrapolated based on the 5-year historical average ratio. Historical data for scope 1, excluding LULUCF, is extrapolated using growth rates from modeled data sources. Due to the use of these estimates, the PCAF data quality score is 4 (“low quality”). We do not extrapolate when emissions data for countries is not listed in MSCI. The availability of data for each indicator is expressed in a coverage ratio. The weighted average carbon intensity (WACI) is calculated based on the purchasing power parity (PPP)-adjusted GDP, which removes price level differences between countries. The PPP-adjusted GDP is sourced by MSCI directly from the World Bank and the IMF. For the carbon footprint and WACI the portfolio value is calculated based on IFRS (clean market value). Figures of previous years are not calculated using this new methodology. Therefore, data for 2023 is disclosed as “not measured.” The metrics are calculated in line with PCAF guidelines.

[4]

The weighted average carbon intensity is calculated based on the purchasing power parity (PPP)-adjusted GDP, which removes price level differences between countries. The PPP-adjusted GDP is sourced by MSCI directly from the World Bank and the IMF.

[5]

This metric covers “fully and jointly owned” commercial and residential real estate of Aegon’s general account portfolio, where Aegon directly owns physical buildings or, in the case of joint ownership, has a 25% or greater share. The real estate footprint are calculated in line with PCAF guidelines and presented under scope 3 following the GHG Protocol. With this presentation we deviate from the EFRAG guidance which requires us to present real estate emissions, for which we have financial control, under scope 1 and 2. The metric includes both landlord-controlled and tenant-controlled buildings and areas. It does not include Real Estate Investment Trust (REITs), funds, or other listed vehicles, which should be captured under listed equity and corporate debt. It also includes real estate investments for own use, including our six Transamerica offices. These offices are part of our own operations and therefore also included in the operational footprint scope 1 and 2 GHG emissions. The emissions relating to these offices are immaterial (less than 0.2% of total GHG emissions) and therefore not adjusted. The metric only covers location-based emissions from these buildings where Aegon was able to collect this data. The data availability for each indicator is expressed in a coverage ratio as disclosed above.

[6]

Aegon seeks to establish a constructive dialogue with the top 20 heaviest corporate carbon emitters in Aegon’s general account either bilaterally or as part of an investor consortium, as it promotes responsible business practices, including the reduction of its carbon footprint. This metric represents the number of companies that have been engaged by Aegon. The ranking of the top emitters is based on the WACI of Aegon’s Corporate Fixed Income and Listed Equity assets in the global general account.

[7]

This covers investments in economic activities that contribute substantially to climate change mitigation (solutions substantially reducing GHGs by avoiding emissions or sequestering carbon dioxide already in the atmosphere) or climate change adaptation (an activity that substantially contributes to enhancing adaptive capacity, strengthening resilience, and reducing vulnerability to climate change). When reviewing assets for inclusion, the use of proceeds must align with at least one of the stated Climate Solution Themes deemed acceptable by the Net-Zero Asset Owner Alliance (Pollution, Waste, Water Solutions, Sustainable Land & Marine, Sustainable Transportation, Manufacturing & Industry, ICT Solutions, Green Buildings & Homes, and Renewable Energy). For labelled “Green” or “Sustainability” bonds, Bloomberg data is typically the source used to confirm that the stated use of proceeds meets eligibility criteria. Where available, third-party opinions are considered for support (for example Sustainalytics). Note that these investments are held in the Transamerica general account, and are not available for direct investment or co-investment by Transamerica clients.

396 |	Annual Report on Form 20-F 2024

Environmental information

Climate change mitigation and adaptation	unit	2024		2023		%

Total carrying amount of real estate assets by energy efficiency classes[1]	EURm	49.9		n.m.		n.m.

0 to <= 100kWh/m2	EURm	3.1		n.m.		n.m.

> 100 to <= 200kWh/m2	EURm	38.4		n.m.		n.m.

> 200 to <= 300kWh/m2	EURm	-		n.m.		n.m.

> 300 to <= 400kWh/m2	EURm	-		n.m.		n.m.

> 400 to <= 500kWh/m2	EURm	-		n.m.		n.m.

> 500kWh/m2	EURm	8.3		n.m.		n.m.

Climate change mitigation: Operational footprint

Total Scope 1+2 (location-based)	tCO2e	7,682		13,246		(42%	)

Absolute reduction of scope 1+2 vs. baseline 2019[2]	tCO2e	(23,204)		(28,551)		19%

Relative reduction of scope 1+2 vs. baseline 2019[2]	%	(75%	)	(68%	)	(7pp	)

Climate change mitigation: Total GHG footprint

Total GHG emissions per EURm revenue (location-based)[3]	tCO2e/EURm revenue	203.7		160.2		27%

Total GHG emissions per employee (location-based)[4]	tCO2e/employee	313.9		257.7		22%

Total GHG emissions per EURm revenue (market-based)[3]	tCO2e/EURm revenue	203.5		159.6		28%

Total GHG emissions per employee (market-based)[4]	tCO2e/employee	313.6		256.7		22%

n.a. – not applicable; n.m. – not measured; pp – percentage points

[1]

Total carrying value of real estate that Aegon holds with energy consumption split by the energy efficiency class. The real estate scope of this metric is the same as the scope of the “Investment footprint - Real estate” metric included in the table above.

[2]

In 2024, Aegon restated its 2019 baseline, reflecting changes due to the a.s.r. transaction. The 2024 absolute and relative reduction are calculated with the updated 2019 baseline of 30,886 tCO2e. The 2023 reduction figures are still based on the original 2019 baseline of 41,797 tCO2e to make comparison possible.

[3]

Total GHG emissions are divided by Total revenues (Total revenues is presented in note 5 of the financial statements under “Segment results”, column “Consolidated”). Total GHG emissions are the total of scope 1 and 2 emissions and the emissions linked to significant scope 3 categories that are investments and purchased goods and services, including capital goods.

[4]

Employees refer to direct employees from Aegon Ltd. and its subsidiaries only. The number of direct employees are presented in the metrics table under Human capital. Total GHG emissions are the total of scope 1 and 2 emissions and the emissions linked to significant scope 3 categories, which are investments and purchased goods and services, including capital goods.

Energy	unit	2024	2023	%

Energy consumption and mix[1]

Fuel consumption from natural gas[2]	MWh	8,123	9,901	(18%	)

Consumption of purchased or acquired electricity, heat, steam, and cooling from fossil sources[3]	MWh	347	355	(2%	)

Total fossil energy consumption	MWh	8,471	10,256	(17%	)

Share of fossil sources in total energy consumption	%	32%	25%	7pp

Consumption of purchased or acquired electricity, heat, steam, and cooling from renewable sources[4]	MWh	13,118	30,488	(57%	)

Consumption of self-generated non-fuel renewable energy	MWh	5,011	n.m.	n.m.

Total renewable energy consumption	MWh	18,130	30,488	(41%	)

Share of renewable sources in total energy consumption	%	68%	75%	(7pp	)

Total energy consumption	MWh	26,601	40,745	(35%	)

n.a. – not applicable; n.m. – not measured; pp - percentage points

[1]

Energy usage is sourced from billing information or checked from the meter when Aegon has direct contracts with the energy suppliers. The cut-off date for reporting is November 30 and the last month, December, is accrued based on historic energy usage data. December figures are updated to actuals in case of material changes or if significantly more accurate information is available. For 2024, the metric reflects 12 months of actual data. In case Aegon does not manage the energy contract, information is collected from the landlord or managing agent of the property. Energy consumption data is extrapolated by floorspace for sites where consumption data is missing. The scope includes all properties that we own or rent and use for our primary operations. The use of nuclear energy is not specified by the energy suppliers and can therefore not be disclosed separately. It is included in renewable energy.

[2]	This refers to natural gas supplied through a national grid network.
[3]	This refers to electricity, heat, steam, and cooling supplied through a national grid network not specified as being from renewable sources.
[4]

This refers to electricity, heat, steam, and cooling supplied through a national grid network, but which has been generated from renewable sources (such as wind, solar, or hydro). To evidence the consumption of renewable energy, Green Energy Certificates are obtained annually for the electricity that has been consumed in the previous year. This also includes the purchase of Renewable Energy Certificates in the US which are also purchased retrospectively.

Annual Report on Form 20-F 2024 | 397

About Aegon Governance and risk management Financial information Sustainability information

Social information

Human capital

Our people are key to how we achieve our purpose, as explained in the Creating value for our stakeholders section Employees. We aim to maintain high levels of employee engagement and wellbeing and to support our workforce in building rewarding and fulfilling careers. Attracting, developing, and retaining talent is vital to ensuring our people reach their full potential and live their best working lives. The following section outlines our approach to managing the material IROs associated with human capital.

Definition

Aegon’s approach to human capital aims to create a work environment that enables employees to thrive for the benefit of themselves and their organization. It covers talent management, working conditions, and employee engagement.

Impacts, risks, and opportunities

Aegon's workforce includes three main categories: Our own (direct) employees, this category covers most of our employees, specifically employees of Aegon Ltd. and its wholly owned subsidiaries. We also have (indirect) employees at our joint ventures and tied agents. Lastly, we have a relatively large number of non-employee workers1 in our workforce who, typically, perform similar work as our employees. Most of our direct employees have standard permanent contracts, subject to local employment conditions. All our direct employees conduct work in an office environment or from home, and the majority of them are located in the Americas, followed by the United Kingdom and the Netherlands.

Aegon aims to amplify its potential positive impact, contribute to meaningful and fulfilling careers for a multi-generational workforce, and embody the characteristics of a modern and responsible employer. This includes creating a supportive work environment, providing wider benefits, and helping employees to live their best lives. Overall, these actions aim to contribute to enhancing employee engagement among our own employees.

Aegon’s material IROs related to human capital are spread across the sub-topics of general working conditions, training and skills development, and social dialogue. The IROs apply to our own (direct) employees in all geographies where we have wholly owned subsidiaries. (In the case of our employee engagement survey, the employees of joint ventures are included in the scope.)

We consider our operations, or countries where we operate, to be at little to no significant risk of incidents related to human rights. We provide further information on our human rights approach in the Governance section of the Sustainability statement.

The three material impacts described below are impacts that can arise in the short-, medium-, and long-term. The associated material risks may materialize in the short- to medium-term.

The table below depicts where the IROs arise in the value chain. Each IRO is described below in more detail and the numbering corresponds with the numbers in the table.

		Where in the value chain do material IROs arise?			Material IROs related to the sustainability matter

	Sustainability matter (sub-
ESRS topic	topic and sub-sub-topic)	Upstream	Own operations	Downstream	Impact	Risk	Opportunity

	General working conditions		Own employees		1	2

ESRS S1: Own	Training and skills		Own employees		3

workforce	development

	Social dialogue		Own employees		4	5

[1]

Non-employee workers are individuals who have a contract with Aegon to supply labor (“self-employed workers”) and workers provided by third-party companies primarily engaged in “employment activities.” Non-employee workers hired from third-party companies typically perform the same kind of work when they fill in for employees who are temporarily absent (due to illness, holiday, parental leave, etc.).

398 |	Annual Report on Form 20-F 2024

Human capital

General working conditions

Definition: The working environment and aspects of an employee’s terms and conditions of employment.

Impact:

1. Positive, actual: Good working conditions, including flexible working, wider benefits, fair pay, vacation, family leave, and other provisions, promote positive impacts for all our talent, such as physical and mental wellbeing and an engaged and motivated workforce.

Risk and/or opportunity:

2. Risk: If working conditions are not perceived as competitive compared to those offered by peers or other industries in the competition for talent, there could be difficulties retaining and attracting employees with associated recruitment and training costs. This could also lead to dissatisfied customers, knowledge loss, and greater pressure on the existing workforce. This is generally mitigated by good conditions at Aegon, and more widely in the financial services sector.

Training and skills development

Definition: Ongoing education and training opportunities for workers to develop their skills and advance their careers, enhancing both individual and organizational performance.

Impact:

3. Positive, actual: Training and skills development impact the workforce by improving their capabilities and career prospects, leading to higher job satisfaction.

Social dialogue

Definition: Exchange of information and views between employer and employees on issues of common interest relating to working environment and engagement.

Impact:

4. Positive, actual: Social dialogue affects people by improving workplace relations and job satisfaction, leading to a more motivated workforce.

Risk and/or opportunity:

5. Risk: A lack of social dialogue may result in workplace disputes or reputational damage. This might lead to a lack of productivity and lower financial performance.

Policies and procedures

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

Our approach to managing our material IROs related to human capital is supported by three global procedures: Global Remuneration Framework, Talent Principles and Talent Review Framework and Performance and Development Cycle. All three procedures contribute to our ultimate goal of maintaining high employee engagement.

Aegon does not have company-wide policies related to general working conditions, training and skills development or social dialogue as each business unit develops and implements its own policies that are specific to the conditions and regulations in the countries where it operates. Policies related to general working conditions are covered in the employee handbooks of Transamerica and Aegon AM, and Aegon UK has a suite of policies that cover general working conditions. These local policies cover topics such as flexible working and parental leave. At the holding company in the Netherlands, these conditions are included in the collective labor agreement (CLA).

Aegon AM has a specific policy on employee training and development. The conditions for training and development at the holding company are covered in the CLA, and for Transamerica and Aegon UK they are covered in the employee handbook and local policies.

Transamerica’s employee handbook and the local policies of Aegon UK, and the CLAs of the holding company in the Netherlands, as well as the Works Councils, provide guidance to foster social dialogue.

The Global Remuneration Framework procedure details Aegon’s approach to remuneration and supports how we manage our IROs for general working conditions (IROs 1 and 2). The framework is based on the principle of pay for performance and sets out the principles of governance covering both fixed and variable pay. The variable remuneration for Aegon executives and other senior management is based on both financial and non-financial performance metrics. It contains general guidelines that apply to all employees within Aegon. In addition, there are specific aspects of the Framework that detail, among other things, the compensation structure and target-setting requirements that apply to specific groups of employees.

Annual Report on Form 20-F 2024 | 399

About Aegon Governance and risk management Financial information Sustainability information

We have two procedures supporting our efforts in managing our IROs related to training and skills development. The

Talent Principles and Talent Review Framework sets out Aegon’s approach to talent management to support our aim to have the right people in the right place to deliver our business ambitions (IRO 3). “Succession planning for key roles” is one of the key processes/procedures we implement to strengthen the succession pipeline for our leaders in key roles, up to two levels below the Executive Committee. For each key profile, among others, we define the success profile for the role, and identify and assess internal successors and external successors where relevant. We develop an action plan to accelerate the development of successors and develop the pipeline further.

The Performance and Development Cycle sets out Aegon’s approach to managing the performance of its employees, focusing on current performance and future development and growth potential (IRO 3). The year-end process forms an integral part of this cycle, and it has four steps. The cycle starts with our employees setting their own individual “perform & develop” goals, where they are encouraged to link them to broader organizational goals. Throughout the year, they take responsibility for their development by, for example, initiating and driving regular check-in conversations. At the end of the year, the performance is reviewed via both self-evaluation and manager evaluation. As the last step, during the year-end conversation, our employees can reflect and move forward in terms of the “perform & develop” goals, career direction and development. In addition to these conversations, in 2024, we also introduced the possibility of having career development conversations for all our employees with the aim of increasing their engagement and helping create a deeper understanding of development needs by the managers. The effectiveness of this approach is monitored over time and supported by the Nomination and Governance Committee and Compensation and Human Resources Committee of the Board of Directors.

Policy or procedure[2]	IRO and subtopic linkage[1]	Senior-level accountability for implementation	Scope	Stakeholders considered or consulted in preparation	Internally or externally available

Talent Principles and Talent Review Framework (procedure)	Training and skills development: Impact: 3	Global Chief Human Resources Officer (CHRO) and Global Talent Leadership & Inclusion leader	Global key leaders across all business units and holding	Group CEO, ExCo and HR departments	Internally available on Aegon’s intranet

Performance and Development Cycle (procedure)	Training and skills development: Impact: 3	Global CHRO and Global Talent Leadership & Inclusion leader	Global employees across all business units and holding	Group CEO, ExCo and HR departments	Internally available on Aegon’s intranet

Global Remuneration Framework (policy)	Working conditions: Impact: 1 Risk: 2	Global Head of Compensation & Benefits	Global employees across all business units and holding. In addition, specific remuneration policies for the Executive Director, Material Risk Takers (MRT) and Key Functions Staff.	The policy must be reviewed at a minimum of every two years and is overseen by the Board of Directors. The Board is assisted by internal experts from the Global Human Resources department, the Group Key Functions, and if necessary, by independent external consultants to be selected by the Board.	Internally available on Aegon’s intranet

[1]	The numbering provided in this table refers to the IROs listed under the heading “Impacts, risks, and opportunities” of this section.
[2]	The are no specific policies covering IRO 4 and 5 (social dialogue), but the actions on social dialogue are described in the “Actions (and resources)” section below.

Actions (and resources)

To manage the material IROs related to human capital, we have implemented key actions throughout the year. Some of these actions are existing and ongoing, and some are newly introduced. The material impacts related to the topic of human capital are all positive impacts. The actions listed in this section are all contributing to achieving these positive impacts among our employees globally. These actions are developed and implemented using resources allocated from and by our global human resources team. For some of the actions, such as the Global Employee Survey and We Learn, services and platforms of third-parties are used.

General working conditions

We carry out regular surveys to assess our employees’ views and concerns on a number of issues related to their working conditions. More details on the GES is provided in the section on Social Dialogue. Through the GES we conducted in Q3 2023, our employees in the Netherlands expressed their concerns related to Aegon Netherlands joining a.s.r. Their concerns were related to their job and the direction of the company. Based on this feedback, we held town halls and other internal communication sessions to explain the new direction and changes that were put in place. In our Q2 2024 GES Pulse Survey, the level of concern had decreased.

400 |	Annual Report on Form 20-F 2024

Human capital

Training and skills development

To manage our IROs related to training and skills development, we have three key initiatives that were developed or expanded during 2024.

Global Talent Marketplace

In 2024, we further rolled out our Global Talent Marketplace (TMP) tool, an AI-powered platform designed to drive internal mobility across our various businesses and geographies. The tool aims to support employees to network and explore career opportunities across Aegon, as well as explore and apply for internal roles and temporary projects or “gigs” (IRO 3). The marketplace concept also builds on Aegon’s existing mentoring programs by matching mentees with suitable mentors who may be on the other side of the world. The TMP aims to make it easier to identify and capitalize on hidden talent, and invest in talent attraction and retention while increasing employee engagement though broadening the opportunities available to current and future Aegon professionals.

The TMP is available to all employees, and supports our Perform & Development approach. It enables our employees to take ownership of their careers and mobility based on skills and competencies. It also facilitates a variety of ways of working, which is inevitable to keep employees intrinsically motivated in a hybrid working environment. The TMP also allows us to quickly react to constant change by making it easier to redistribute internal talent. It also supports a culture where social capital thrives, and that matches the concept of a multi-stage life.

We track the effectiveness of the TMP by monitoring usage rates and the number of gigs and compare them against industry benchmarks. We also collect and analyze staff testimonials. In addition, the employee engagement score is also an indicator to track the effectiveness of TMP.

We Learn

In 2024, we further rolled out our global learning resource platform, We Learn. The platform offers a wide range of learning resources available in different delivery modes – including e-learning courses, live virtual training, and audiobooks – allowing participants to choose their preferred learning method.

We unlock talent through the implementation of We Learn (IRO 3). Through We Learn we have democratized and increased access to quality education for our colleagues around the world. It is an interactive learning environment where employees can upgrade their skill sets.

We track the effectiveness of We Learn by monitoring usage rates against industry benchmarks and by observing career scores in the GES.

Inspirational Leadership

During 2024, we have been working to design an “Accelerated Leadership” program. This program aims to strengthen leadership among the top 90 critical leadership roles (IRO 3). It is an Executive Development program addressing key business challenges, such as Growth Mindset, Advancing Leadership Capabilities, and ensuring our leaders are prepared to lead in a tech-enabled world with an emphasis on AI and Digital.

We will track the effectiveness of the program through attendance rates, attendance testimony, strengthened succession pipeline and development plans of senior leaders.

Social dialogue

We maintain a wide range of platforms and channels to listen to our employees and support healthy engagement and communication. To manage our material IROs related to social dialogue, we continued to implement three key actions (in the form of a channel or platform), throughout the year, all of which are existing and ongoing and described below in more detail. In addition, we organize regular town halls at the company and business unit levels where we address employee concerns. We analyze the feedback we receive from our employees and define and implement suitable actions.

Global Employee Survey

Our most important and broad channel to listen to our employees is the Global Employee Survey (GES). It provides our employees across all our businesses, including employees of the joint ventures THTF Life Insurance Company China and Mongeral Aegon Group Brazil (MAG Seguros), with an opportunity to feed their views and concerns back to us and to have their say in the future direction of the company. The GES helps us understand key issues and concerns encountered by our employees (IROs 4 and 5). The findings lead to action plans to address these key issues and concerns. It also helps us understand the impacts of previous actions and identify those efforts that have worked well.

We monitor the effectiveness of the actions through analysis of the results per each business unit. We report to and discuss the results with the Engagement Working Committee, Executive Committee, and the Board of Directors.

In 2024, we conducted two Global Employee Surveys, a “pulse” survey in Q2 and a full survey in Q4. Through the pulse survey, we aim to identify salient or relevant topics halfway through the year so that we can take necessary measures if needed. Every year our human resources team reviews the survey questions to ensure that specific concerns throughout the year are also captured.

Annual Report on Form 20-F 2024 | 401

About Aegon Governance and risk management Financial information Sustainability information

One of the main outputs of the survey is the “employee engagement score”, which is a KPI and a target.

Employee Resource Groups

Aegon has a network of Employee Resource Groups (ERGs), which are open to all Aegon employees worldwide. They provide Aegon employees with a space to address topics of interest and promote employee engagement on issues of company culture and direction (IROs 4 and 5). They are employee-driven and company-sponsored. The ERGs focus on what matters the most to employees and enable colleagues with specific backgrounds or interests to help Aegon create an environment where all can thrive. The range of ERGs is broad. Examples of current ERGs in place at Aegon include Culture, Race and Ethnicity, (Dis)ability, Generations, Proud, Wellbeing, and the Women’s Impact Network.

In 2024, there were 27 ERGs across all countries where we have wholly owned subsidiaries. Initiatives undertaken by the ERGs during 2024 included the following:

The AAM Mental Vitality Community marked World Mental Health Day by hosting a webinar on how to bolster psychological resilience with guest speakers detailing what they do to safeguard their own mental health and achieve personal and professional goals. The purpose was to encourage colleagues to help and support each other, remove any stigma associated with mental health and be more open and comfortable talking about psychological issues. The Community also organized a series of virtual “Breathwork & Meditation” sessions, including an in-person session in The Hague office.

The newly established I&D BUD group, founded in 2024, was set up by colleagues from Aegon’s Budapest office. They organized an initiative for Mental Health Week in November, 2024 with a series of activities designed to promote physical and mental wellbeing, with an external speaker who delivered a lecture on stress management.

Additionally, the Young Aegon ERG, which operates in the Corporate Center, the Netherlands, organized activities throughout the year. This included a session with the Global CFO Duncan Russell about Aegon’s Q3 2024 financial results. The session took place at the office in the Hague and was organized in a conversation style to help people feel comfortable to ask questions. The Young Aegon group also arranged a number of sport and social events.

More information on the ERGs can be found in the I&D section.

Unions and Works Council

In 2024, we continued to ensure that our employees are adequately represented in our governance structure and that their needs, expectations, and concerns are considered in our strategy and day-to-day decision-making (IROs 4 and 5). Collective labor agreements are an important mechanism to ensure this. In the United Kingdom, Aegon colleagues can seek representation through the Unite and Aegis unions. All Aegon employees in the Netherlands, other than senior management, are covered by a CLA. The terms of a new CLA were agreed in November 2024.

The CLA covers various aspects of employment, including income, training and development, working time and place, wellbeing, sickness and invalidity, and leave. There is a step- by-step procedure to handle disputes related to the implementation of the agreements and/or schemes included in the CLA. For example, in the Netherlands, it is expected that the disputes are resolved through dialogue with direct managers or directors and if necessary, with Human Resources representatives. If no agreement is reached, the matter is handled by the CLA Disputes Committee, and their decision is binding. Once every quarter, the parties involved hold consultations to monitor the practical implementation of the arrangements included in the CLA. The objective of these consultations is to discuss the progress and to assess the effectiveness of the arrangements of the CLA.

In addition to the unions, in the Netherlands there are two active Works Councils representing the employees of the Corporate Center (Holding and Global Technology Services) and the employees of Aegon AM. Establishing a works council is a legal requirement for Dutch companies having more than 50 employees. The Works Council represents the interests of the employees in a company and the representatives are elected by the employees. The Works Council is consulted on company policy and personnel interests. In doing so, the Works Council is entitled to all information required to perform its task. The Works Council also has the right to advise on important financial, economic, and organizational decisions and the right to approve decisions concerning personnel regulations. The Works Council has regular meetings with the management and once a year with the CEO. The topics that were on the agenda in 2024 included the mobility policy, employee discounts, organizational developments, and employee sentiment. A European Works Council also covers Aegon employees within the European Union, made up of members from local works councils within the Netherlands, Spain, and Hungary.

Channels to raise concerns (including processes to remedy impacts)

There are numerous channels available for our employees to raise their concerns. We make our employees aware of these channels through the company’s intranet and by referencing our Speak Up program in our training programs.

402 |	Annual Report on Form 20-F 2024

Human capital

All the members of our workforce, including non-employees and employees of the joint ventures, can raise their concerns about suspected or observed misconduct involving Aegon employees through the Aegon Speak Up program. The program encourages anyone who suspects misconduct to speak up and provides multiple reporting channels to speak up confidentially or anonymously. Moreover, it also ensures that the reporting person is supported and protected from retaliation for speaking up. More information can be found in the section Speak Up of the topic Business Conduct.

For our workforce in the Netherlands, we offer Confidential Advisors as an additional channel for our employees to raise any type of concern. In circumstances that require bypassing Speak Up channels, or in case of escalation, the concern can be directly made to the Chairman of the Audit Committee through a dedicated letter.

Next to these formalized channels, our employees can also reach out to the representatives of various functions including risk, audit, and compliance, as well as their own managers and directors or a human resources representative depending on the nature of the concern.

Concerns related to personal work-related interest, such as employment conditions, performance review, disciplinary sanctions, or disputes with colleagues, are matters for the local workplace and are expected to be resolved locally with direct managers or human resources representatives in accordance with the appropriate local policy. If a resolution is not possible, the local complaints procedure (or other appropriate policy) should be used for this purpose.

Other channels through which our employees can raise concerns are the GES, through their union representatives (in the United Kingdom and the Netherlands) as well as through the Works Councils. These channels are explained in the previous section Social dialogue.

Depending on the channel used by our own workforce, concerns raised are either addressed directly at the local level or are monitored and addressed through the Speak Up program.

Confidential advisors

In the Netherlands, our employees can discuss their concerns in strict confidence with an independent confidential advisor. Employees from a variety of functions and levels in the organization take on this role (in addition to their existing job) after being properly trained.

The conversations between the confidential advisor and the employees are completely confidential, not resulting in any documentation or report or informing of management, to make sure that the person remains anonymous. In case when the employee prefers to raise a matter via the formal Speak Up channel, the confidential advisor can support the person in raising such a concern or report the matter on their behalf. These concerns could be on inappropriate workplace behavior, a work-related conflict, or suspected misconduct in the workplace. The confidential advisor acts as an intermediary between the person and Aegon during the whole process. The availability of the channel, including details about the process is shared with our employees internally via the company’s intranet.

Chairman of the Audit Committee

Our employees have the right to bypass line management and the Speak Up channel and take their concerns directly to the chairman of the Audit Committee, if the use of other reporting channels is not appropriate given the nature of the concern. This could be the case if there is a conflict of interest, the intended recipient of the report is personally implicated in the suspected misconduct, or has failed to take appropriate action. Under such circumstances the chairman of the Audit Committee will assume responsibility for the coordination of a subsequent investigation and follow-up, if appropriate.

Key performance indicator(s) and target(s)

KPI(s)	Target for 2024	Performance in 2024	Target for 2025

Result of the most recent employee engagement score (%)	78%	79%	80%

We measure the effectiveness of how we manage our IROs related to human capital, including its three sub-topics, through the KPI of the “employee engagement score” of the GES. All our employees, as well as employees of the joint ventures THTF Life Insurance Company China and MAG Seguros Brazil, participate in the GES on a voluntary basis. The survey is provided through the third-party service provider Culture Amp®.

Every year, the target and progress toward the target is reviewed by the Board of Directors and they set a new target for the coming year. This target is shared with respective business leaders. We aim to increase the engagement score compared with the year before and therefore set annual instead of long-term targets.

We monitor the effectiveness of our actions toward increasing the employee engagement score through deep analysis of the survey results per each business unit.

Annual Report on Form 20-F 2024 | 403

About Aegon Governance and risk management Financial information Sustainability information

Employee engagement is measured on a five-point scale (strongly disagree to strongly agree), and it is the average score of four statements:

•	The company motivates me to go beyond expectations
•	I am proud to work for this company
•	I see myself still working at this company in two years’ time; and
•	I would recommend this company as a great place to work

We report to and discuss the results of the survey with the Engagement Working Committee, the Executive Committee, and the Board of Directors. Following each survey, we create global and local engagement action plans.

The employee engagement target is included in the Group performance indicators and these indicators’ results are used for the funding of the bonus pool for employees (where applicable). The target was also included in the performance metrics of the short-term incentive of the Executive Director (CEO) in 2024.

404 |	Annual Report on Form 20-F 2024

Human capital

Metrics

The following list of metrics includes a comprehensive overview of indicators, including the KPI presented above, to provide insights into the progress made in managing our IROs.

The metrics are grouped logically based on material sub-topic and theme. The metrics are either mandatory ESRS disclosures, or Aegon-specific.

	unit	2024	2023	%

Working conditions

Number of direct employees[1]	nr	11,952	11,526	4%

Permanent employees	nr	11,781	11,378	4%

Americas	nr	6,384	6,319	1%

United Kingdom	nr	2,600	2,264	15%

International	nr	737	694	6%

Asset management	nr	1,089	1,130	(4%	)

Holdings and other activities	nr	971	971	0%

Temporary employees	nr	171	148	16%

Americas	nr	2	-	-

United Kingdom	nr	77	75	3%

International	nr	20	13	54%

Asset management	nr	42	40	5%

Holdings and other activities	nr	30	20	50%

Non-guaranteed hours employees	nr	-	-	-

Americas	nr	-	-	-

United Kingdom	nr	-	-	-

International	nr	-	-	-

Asset management	nr	-	-	-

Holdings and other activities	nr	-	-	-

Non-employee workers in own workforce[2]	nr	2,787	3,093	(10%	)
Number of new hires[3]	nr	1,929	2,333	(17%	)
Number of leavers[4]	nr	1,491	1,466	2%

Proportion of leavers - voluntary	%	66%	74%	(8pp	)

Proportion of leavers - involuntary	%	34%	26%	8pp
Turnover rate	%	12%	13%	(1pp	)

Turnover rate - voluntary	%	8%	10%	(2pp	)

Turnover rate - involuntary	%	4%	3%	1pp
Proportion of employees covered by social protection[5]	%	98.4%	98.4%	0.0pp
Total employment costs[6]	EURb	1.8	1.7	6.3%

Salary costs[6]	EURb	1.2	1.1	6.6%
Number of employees that earn below the applicable adequate wage benchmark[7]	nr	-	n.m.	n.m.

Percentage of employees paid below the applicable adequate wage benchmark	%	-	n.m.	n.m.

n.a. – not applicable; n.m. – not measured; pp - percentage points

[1]

Number of direct employees on the last day of the reporting period. This includes employees of Aegon Ltd. and its subsidiaries only and is collected from the HR system Workday. The number of direct employees is included in the number of employees presented in note 5 of the financial statements under “Number of employees”. The number of employees in note 5 of the financial statements not only includes direct employees, but also tied agents and Aegon’s share of employees in joint ventures and associates. As a consequence, the number of direct employees cannot be directly reconciled with the financial statements.

[2]

Number of non-employees at the last day of the reporting period. Non-employee workers in our own workforce include individuals with a contract with Aegon to supply labour (“self-employed worker”) and workers provided by third-party companies primarily engaged in “employment activities.” Workers hired from third-party companies typically perform the same work as employees, such as workers who fill in for employees who are temporarily absent (due to illness, holiday, parental leave, etc.).

[3]	New hires refer to direct employees whose contracts start within the reporting period.
[4]

Leavers refer to direct employees whose contract termination date is within the reporting period. Involuntary turnover rate refers to direct employees whose contract termination date is within the reporting period and whose reason for leaving is involuntary. The data does not include transfers due to divestments where employees continue paid employment outside Aegon. Therefore, the difference between new hires and leavers could be inconsistent with the decrease in direct employees.

[5]

This includes direct employees covered by social protection against loss of income due to sickness, unemployment, employment injury and acquired disability, maternity leave, and retirement either through government policies or company plans. There is no full social protection in Hong Kong and Singapore. The regulation requires maternity leave and sick leave pay, but no regulation exists for loss of income or disability unless offered by the employer’s group insurance plan.

[6]

Total employment costs reconciles to Total employee expenses in the financial statements under note 13 Other operating expenses. Salary costs reconciles to the line item Salaries in the Employee expenses table under note 13 Other operating expenses.

[7]

Number of employees (internal headcount) paid below the benchmark in the respective country or state. The employee compensation is calculated based on base salary in Workday plus variable pay. For the Netherlands and Spain we assume the legal minimum wage covers the benchmark for adequate wage. For other countries we use open-source benchmarks where they are available. When these benchmarks are not publicly available, we perform further analysis of the characteristics of the employees in these countries.

Annual Report on Form 20-F 2024 | 405

About Aegon Governance and risk management Financial information Sustainability information

	unit	2024	2023	%

Working conditions

Total employee absence[1]	days	25,826	24,760	4.3%

Employee absence rate	%	1.8%	1.9%	(0.0pp	)

Percentage of employees entitled to take family-related leaves[2]	%	100%	87%	13pp

Percentage of entitled employees that took family-related leaves[2]	%	9%	7%	2pp

Male	%	8%	6%	2pp

Female	%	11%	8%	3pp

Other	%	-	4%	(4pp	)

Not reported	%	5%	3%	1pp

Social dialogue

Global Employee Survey (GES)[3]

GES - Engagement	%	79%	77%	2pp

GES - Leadership	%	66%	66%	0pp

GES - Diversity	%	82%	79%	3pp

GES - Inclusion	%	80%	79%	1pp

GES - Well-being	%	73%	71%	2pp

GES - Participation rate	%	81%	82%	(1pp	)

Proportion of employees covered by collective bargaining/labor agreements, by country (EEA countries)[4]	%	99.5%	n.m.	n.m.

Netherlands	%	100.0%	n.m.	n.m.

Spain	%	100.0%	n.m.	n.m.

Hungary	%	100.0%	n.m.	n.m.

Germany	%	0.0%	n.m.	n.m.

Proportion of employees covered by collective bargaining/labor agreements, by region (non-EEA)[4]	%	29.2%	n.m.	n.m.

Americas	%	-	n.m.	n.m.

UK	%	87.0%	n.m.	n.m.

Asia	%	-	n.m.	n.m.

Proportion of employees covered by workers’ representatives (EEA countries)[5]	%	99.5%	94.0%	5.5pp

Netherlands	%	100.0%	n.m.	n.m.

Spain	%	100.0%	n.m.	n.m.

Hungary	%	100.0%	n.m.	n.m.

Germany	%	-	n.m.	n.m.

Training and skills development

Proportion of employees participating in performance and development reviews[6]	%	98%	89%	9pp

Male	%	98%	89%	9pp

Female	%	98%	89%	9pp

Other	%	97%	92%	5pp

Not reported	%	98%	92%	6pp
Investment in training and career development	EURm	5.9	5.5	6%

Average investment in training and career development[7]	EUR	491.6	479.4	3%

n.a. – not applicable; n.m. – not measured; pp - percentage points

[1]

Employee absence refers to time off from work as a result of illness or injury. It excludes approved leave of absence such as holiday, study/training, maternity or paternity leave, parental leave, and caregiver leave. The absence rate is calculated as follows: (number of days lost due to employee absence) / (total days worked by employees multiplied by the direct headcount). The number of days worked is the sum of all offical working days minus national holiday days in the country of operation. The absence rate excludes Transamerica employees, as this type of absence is not registered in the United States, but combined with annual leave.

[2]

Family-related leave includes maternity leave, paternity leave, parental leave, and caregiver leave. The breakdown by gender provides insight into the proportion of each category (male, female, other, and not reported) that took family-related leave based on the calculation: number of employees that took family-related leave divided by number of employees entitled to take family-related leave. In 2023, Transamerica employees with a contract starting date of <1 year were incorrectly excluded from the number of employees entitled to take family-related leave. This group should have been included as they are also entitled to take family-related leave.

[3]

The Global Employee Survey is provided by the third-party service provider Culture Amp®. All Aegon employees, plus the employees of the joint ventures THTF Life Insurance Company China and Mongeral Aegon Group Brazil (MAG Seguros), participate in the survey on a voluntary basis. At least two employee surveys are conducted each reporting year. The results and participation rate disclosed reflect the most recent survey. Employee engagement is measured on a five- point scale (strongly disagree to strongly agree), and it is the average score of four statements, explained in the main text above.

[4]

The figures include direct employees who are covered by a collective bargaining agreement or a collective labour agreement. Employees in higher salary scales who are not part of these agreements are also included in the coverage, as these salary scales are also determined or influenced by collective bargaining agreements. The split per country/region shows the proportion of direct employees of that country/region covered by collective bargaining / labor agreements.

[5]	This includes direct employees covered by the Works Council. This data point is applicable to our EEA entities. It does not reflect employees that are member of a trade union.
[6]

Includes direct employees who participated in annual performance and career development reviews. The breakdown by gender provides insight into the proportion of each category (male, female, other, and not reported) that participated in performance and development reviews.

[7]	This represents the total investment in training and career development divided by total number of direct employees.

406 |	Annual Report on Form 20-F 2024

Human capital

Direct employees by contract type and region	2024				2023				%	%	%	%
	Americas	Europe	Asia	Total	Americas	Europe	Asia	Total	Americas	Europe	Asia	Total

Permanent employees (headcount)	7,242	4,365	174	11,781	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.

Temporary employees (headcount)	-	155	16	171	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.

Non-guaranteed hours employees (headcount)	-	-	-	-	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.

Total	7,242	4,520	190	11,952	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.

Direct employees by country	2024	2023	%

United States	7,141	7,122	0.3%

United Kingdom	3,064	2,750	11.4%

Netherlands	596	605	(1.5%)

Spain	553	499	10.8%

Hungary	300	250	20.0%

Hong Kong	156	154	1.3%

Canada	94	87	8.0%

Other	48	55	(12.7%)

Total	11,952	11,522	3.7%

Annual Report on Form 20-F 2024 | 407

About Aegon Governance and risk management Financial information Sustainability information

Inclusion and diversity

Aegon’s ambition is to be a fair and inclusive company, supporting people to overcome obstacles to participation and building an environment where everyone belongs and can play a role in our collective success. In line with our purpose, we seek to create a professional culture that engages and welcomes everyone and demonstrates these values with our customers and in our communities to create positive change. This includes our distribution network, through which we seek to reach traditionally underserved markets via a large and diverse agent force. The following section outlines our approach to managing the material IROs associated with inclusion and diversity (I&D).

Definition

Providing all employees with a safe and fulfilling work environment where people treat each other with respect and dignity. It also entails providing equal opportunity where employees are selected based on their ability to do the job, with no distinction, exclusion, or preference made on other grounds, either during the recruitment process or after.

Impacts, risks, and opportunities

Aegon’s material IROs related to I&D are spread across the sub-topics of diversity, gender equality and equal pay for work of equal value, and measures against violence and harassment in the workplace.

The material impacts and opportunities related to I&D apply to our own (direct) employees in all geographies where we have wholly owned subsidiaries. Related to the sub-topic of diversity, the independent agents of Transamerica’s retail distribution channel World Financial Group (WFG) are in scope. WFG is responsible for oversight of its own sustainability matters.

Aegon is committed to upholding internationally recognized human rights. As Aegon is an international financial services group, all its direct employees work in an environment with limited exposure to negative impacts, compared to workers in other sectors. Aegon’s biennial human rights risk assessment found that the operating environment presents little or no significant human rights risk. More information on our human rights approach is covered in the section Due Diligence.

The material impacts described below (IROs 1, 3 and 4) are potential impacts in the short-, medium-, and long-term. The material opportunity associated with the sub-topic Diversity (IRO 2) may materialize in the long term.

The table below depicts where the IROs arise in the value chain. Each IRO is described below in more detail and the numbering corresponds with the numbers in the table.

		Where in the value chain do material IROs arise?			Material IROs related to the sustainability matter

ESRS topic	Sustainability matter (sub- topic and sub-sub-topic)	Upstream	Own operations	Downstream	Impact	Risk	Opportunity

ESRS S1: Own workforce, ESRS 2: Workers in the value chain	Diversity		Own employees	Agents of TA/WFG[1]	1		2

ESRS S1: Own workforce	Gender equality and equal pay for work of equal value		Own employees		3
	Measures against violence and harassment in the workplace		Own employees		4

[1]	For this part of the value chain, Aegon applies the phased-in option.

408 |	Annual Report on Form 20-F 2024

Inclusion and diversity

Diversity

Definition: The variety of differences between our employees including race, color, religion, creed, sex, sexual orientation, gender identity, national origin, veteran status, disability unrelated to job requirements, military service or other protected status.

Impact:

1. Positive, potential: An inclusive and diverse workforce promotes fairness and reduces inequality and discrimination, positively impacting employee engagement and creativity/innovation.

Risk and/or opportunity:

2. Opportunity to increase market share via the diversity of our distributor network. This is a key part of our strategy for bridging the gap between lower-income households and financial inclusion.

Gender equality and equal pay for work of equal value

Definition: Equal and non-discriminatory access, among individuals, to opportunities for education, training, employment, career development, and the exercise of power without them being disadvantaged on the basis of criteria such as ethnicity, disability, age or gender. Equal pay for work of equal value means that all employees are entitled to receive equal remuneration not only for identical tasks but also for different work considered of equal value.

Impact:

3. Positive, potential: Gender equality/equal pay impacts Aegon’s workforce by promoting fairness and reducing inequality, leading to increased inclusion which may result in a more motivated and engaged workforce.

Measures against violence and harassment in the workplace

Definition: Harassment refers to a situation where an unwanted conduct related to a protected ground (i.e. race, color, religion, creed, sex, sexual orientation, gender identity, national origin, veteran status, disability unrelated to job requirements, military service or other protected status) discrimination occurs with the purpose or effect of violating the dignity of a person, and of creating an intimidating, hostile, degrading, humiliating, or offensive environment.

Impact:

4. Positive, potential: Measures against violence and harassment within Aegon’s workforce contribute to the safety and mental well-being of its workforce, leading to a more satisfied workforce.

Policies and procedures

At Aegon, our vision for I&D underpins our purpose and strategic goals. Our promise to help people live their best lives extends to the many, not the few, and we aim to foster equal treatment and opportunity for all stakeholders. This includes our employees, as well as job seekers, and (future) customers who may have traditionally been underserved in financial services.

Our approach to managing our material IROs related to I&D is supported by three statements and policies.

Our Statement on Inclusion and Diversity sets out Aegon’s approach to I&D (IROs 1, 2, and 3). We aim to create an environment where employees can bring their authentic selves to work. The statement incorporates Aegon’s commitment to actions and inclusive policies in the workplace, the marketplace, and the communities in which it operates.

The Board of Director’s Diversity and Inclusion Policy addresses Aegon’s goals for diversity in terms of nationality, age, gender, educational, professional, and geographical background, and experience, to have a balanced and diverse composition of the Board of Directors and the Executive Committee (IRO 1). More information on the composition of the Board of Directors and Executive Committee is disclosed under in the Corporate governance section.

Our Statement on Human Rights provides a framework for Aegon’s ongoing stewardship of human rights, including the direct impacts of our daily operations and the indirect impacts of our business activities (IRO 4). It is based on the Universal Declaration of Human Rights, the core standards of the International Labor Organization (ILO), and the principles of the UN Global Compact. The statement commits Aegon to uphold international human rights standards at all businesses where the company has sufficient management control and, where possible, to help ensure partners maintain the same standards. We are committed to the principle that all people are entitled to fundamental rights and freedoms, regardless of their nationality, gender, religion, race, or any other status. Basic rights and liberties include civil rights, political rights, social and economic rights, cultural rights, the rights of minorities, the rights of women and the rights of vulnerable groups, such as children and indigenous peoples.

Approach to discrimination and harassment

Aegon is an equal opportunity employer and does not tolerate discrimination or any other inappropriate behavior in the workplace. Providing equal opportunity means that employees are selected based on their ability to do the job, and that no distinction, exclusion, or preference is made on other grounds, either during the recruitment process or after.

Annual Report on Form 20-F 2024 | 409

About Aegon Governance and risk management Financial information Sustainability information

Our Code of Conduct contains clauses related to preventing discrimination and inappropriate behavior in the workplace. Inappropriate behavior includes sexual harassment, bullying, aggression, misuse of power, manipulation, physical violence and intimidation, and discrimination. Moreover, the Code of Conduct has a clause on the responsibility to support and protect human rights.

The Code of Conduct creates a framework for the Speak Up program. All members of our workforce, including non-employees and employees of joint ventures, can raise their concerns about suspected or observed misconduct involving Aegon through the Aegon Speak Up program. They can report, for example, any incident related to unfair treatment or other inappropriate behavior, such as discrimination, harassment, and human rights violations. The program encourages anyone who suspects misconduct to speak up and provides multiple reporting channels to speak up confidentially or anonymously. Moreover, it also ensures that the reporting person is supported and protected from retaliation for speaking up.

In the Business Conduct section, more information can be found on Speak Up and the Code of Conduct.

Policy or statement	IRO and subtopic linkage[1]	Senior-level accountability for implementation	Scope	Stakeholders considered or consulted in preparation	Internally or externally available

Statement on Inclusion and Diversity	Diversity: Impact: 1 Opportunity: 2 Gender equality and equal pay for work of equal value: Impact: 3	Global Leader Talent, Leadership & Inclusion	Global employees across all business units and holding	Aegon employees, investors, communities, regulators	Publicly available on Aegon’s website

Inclusion and Diversity Policy	Diversity: Impact: 1	Global Leader Talent, Leadership & Inclusion	Board of Directors and Executive Committee	Aegon Board of Directors, regulators	Shared internally

Statement on Human Rights	Measures against violence and harassment in the workplace: Impact: 4	Nomination and Governance Committee of the Board	Global employees across all business units and holding	Aegon employees from various functions, investors, communities, regulators	Publicly available on Aegon’s website

[1]	The numbering provided in this table refers to the IROs listed under the heading “Impacts, risks, and opportunities” of this section.

Actions (and resources)

To manage our material impacts and opportunities related to I&D, we have implemented key actions throughout the year. Some of these actions are existing and ongoing, and some are newly introduced. These actions, described below in more detail, are developed and implemented using resources allocated from and by our global human resources team. For some of the actions, such as the Global Employee Survey, third-parties services and platforms are used.

All the material impacts related to the sub-topics covered under I&D have potentially positive impacts. The actions listed in this section contribute to achieving these positive impacts for our employees.

Diversity

Creating a company-wide inclusion & diversity approach

In 2022, Aegon created a company-wide I&D approach, agreed upon by the Executive Committee and adopted by each business unit. This approach supports our ongoing work to embed our policies and actions throughout the organization (IROs 1 and 3). Our Global Head of Talent, Leadership & Inclusion leads on all matters related to I&D within Aegon.

Two fundamental elements of Aegon’s I&D approach are:

•	Authentic action: the recognition that, as an organization, we are on a journey to improve. We aim to turn good intentions into actions to create a positive difference for our people and communities.
•	Starting at the top: the members of Aegon’s senior leadership are expected to act as role models for I&D, including by sharing their own inclusion stories.

Our I&D approach supports the delivery of our vision of creating a fair and inclusive culture where everyone belongs. In 2023 and 2024 we implemented various actions, including expanding the Employee Resource Groups, conducting the GES, and continuing to participate in an annual Workplace Pride benchmarking assessment.

In 2024, we extended the responsibilities of the Global Head of Inclusion and Diversity position to include leadership and talent, to provide a coherent and consistent approach across the business.

To roll out the approach, we appointed dedicated I&D community specialists in all business units.

The effectiveness of our I&D actions is monitored through reporting to the GSB, Executive Committee and the Compensation and Human Resource Committee.

410 |	Annual Report on Form 20-F 2024

Inclusion and diversity

Employee Resource Groups

Aegon’s employee-driven and company-sponsored ERGs focus on what matters the most to employees and enable colleagues with specific backgrounds or interests to help Aegon create an environment where all can thrive (IRO 1). The range of ERGs is broad. Examples of current ERGs in place at Aegon include Culture, Race and Ethnicity, (Dis)ability, Generations, Proud, Wellbeing, and the Women’s Impact Network.

In 2024, there were 27 ERGs across countries where we have wholly owned subsidiaries. Through the ERGs, we aim to create a cohesive and inclusive culture, where we create the opportunity to hear from and address the specific needs of groups with shared characteristics within our workforce. The ERGs play an important role in shaping company policies including recruiting strategies, and community support initiatives. Specific initiatives during 2024 included the following:

Aegon UK’s Menopause Matters Network focuses on raising awareness and practical support around menopause. The work of the ERG contributes to a mixture of practical support, removing stigma and encouraging conversations about menopause. The ERG has also created a network of Menopause Champions in each business area, provided training for people managers and team colleagues and contributed to a new menopause guide. In 2024, Aegon UK achieved accreditation as a Menopause Friendly employer (through external menopause and menstruation specialist “Henpicked”).

In Transamerica, the annual I&D ERG Leadership Summit brought together ERG leaders to enhance their skills, celebrate achievements, and strengthen their impact. This event emphasized the importance of ERGs in fostering an inclusive workplace while connecting leaders with senior executives and industry experts. The two-day summit featured activities focused on closing financial savings gaps for underrepresented communities and addressing the role of diversity in Transamerica’s business strategy and organizational culture.

The Human Capital section contains more information on the ERGs.

The I&D and GES Surveys

In 2024 Aegon undertook its annual Global Employee Survey. More information on the 2024 surveys can be found in the Global Employee Survey in the Human Capital section.

Aegon’s 2023 international I&D Survey provided useful data, observations and insights for the ongoing development of our I&D approach at a company and business-unit level (IRO 1). The survey received an overall response rate of 82% and generated approximately 2,000 comments from employees.

The outcomes of the I&D survey have helped us create baseline data to track our progress and define impactful interventions. Aegon uses data and insights from the survey and other sources to develop a more inclusive talent attraction and succession strategy and evaluate the success of recruitment campaigns and succession planning against its purpose and I&D objectives.

The outcomes of the GES survey (where the measurement of employee sentiment related to I&D is also covered) help us understand our current state and focus actions to address inclusive practices across the company. The learnings from this are critical in further strengthening our I&D approach over the coming years and the results will help us to track the impact of our actions over the coming years.

Progress on our I&D approach is reported to the GSB.

Workplace Pride benchmark

We adhere to leading standards and benchmarks in our markets to ensure best practices on I&D. For example, Aegon is a member of Workplace Pride (WPP), an international platform for LGBTQIA+ inclusion in the workplace.

As Aegon Ltd., we participate in WPP’s independent, annual Global Workplace Pride benchmark. The benchmark measures our LGBTQIA+ policies and practices against peers and helps us understand our progress compared with external best practices. Aegon has held “ambassador” status for six consecutive years (IRO 1).

Based on the benchmark results, we design action plans to make progress. For example, to continuously improve an inclusive culture, we have been focusing on developing our employees. We do this via various training activities, such as “Unconscious bias” and “The Rainbow Changemakers”. Through these training activities, we aim to help our employees increase their awareness of their own judgments and behaviors in how they interact with the people around them.

Board composition

In 2024, we monitored the composition of the Executive Committee and Board of Directors.

The composition of the Executive Committee at year-end 2024 was eight men and three women, equal to 27% female representation (compared with 20% in 2021). There are five nationalities represented (American, British, Dutch, German and Italian) and four different age groups (45-49: 2, 50-54: 4, 55-59: 2, and 60-64: 3).

Annual Report on Form 20-F 2024 | 411

About Aegon Governance and risk management Financial information Sustainability information

Aegon Ltd.’s Board of Directors consists of five men and four women, equal to 44.4% female representation, and it represents five nationalities (American, Dutch, Swiss, British, and French) and two age groups (60-64: 4 and 65-69: 5). Further, the Board members have varied academic and professional backgrounds.

Promoting inclusion in our distribution network

World Financial Group (WFG) is an insurance agency with a distribution network of more than 86,000 independent agents, a subsidiary of Transamerica, and part of the Aegon group of companies.

WFG aims to represent the communities it serves (IRO 2). WFG’s licensed independent agents represent more than 75 different spoken languages. In addition, more than 50% of the agent population is female, and 65% identify as members of traditionally underrepresented racial/ethnic groups.

WFG has been bridging the gap between lower-income households and financial inclusion across North America for over 20 years by offering access to affordable product choices, financial education, and the ability to create a financial strategy. WFG’s approach includes recruiting more WFG agents from communities who can meet the needs of customer groups.

We see the community representation among agents of WFG as the main driver for managing the opportunity to increase our market share. This is a key part of our strategy for bridging the gap between lower-income households and financial inclusion. As they are a key part of our downstream value chain, we aim to include them in our reporting in the future.

Gender equality and equal pay for work of equal value

At Aegon, we are working to build an inclusive culture. This encompasses all aspects of the employee experience, including measuring and monitoring the gender pay gap (IRO 3).

In 2024 we implemented a number of actions to support gender balance in senior management (IRO 3). For example, we consider the diversity of talent pipelines as part of the succession management process. We require a candidate short-list for senior roles that draws from a broad array of talent, where an internal successor is not pre-determined.

Gender pay gap

In 2024, Aegon began disclosing its global gender pay gap, which compares the average total compensation of men to the average compensation of women. In addition, we disclose the adjusted pay gap, which accounts for other factors that influence pay, such as job level, function, country, age (as an indication of experience), and performance rating.

Measures against violence and harassment in the workplace

As mentioned in the Approach to discrimination and harassment section and laid down in our Code of Conduct, Aegon is an equal opportunity employer and does not tolerate discrimination or any other inappropriate behavior in the workplace, including violence or harassment.

Enhancing our Speak Up culture

Through the Speak Up program, all members of our workforce can report any incident related to unfair treatment or other inappropriate behavior, such as discrimination and harassment and human rights violations. In 2024, we mentioned I&D in the mandatory e-learning module on Speak Up to enhance our Speak Up culture. The e-learning module includes an explicit link to a diverse and inclusive work environment. It also highlights multiple I&D assets on the We Learn platform. Through this initiative, we aim to raise awareness on specific issues around behavior and potential harassment to keep all employees safe and enable a comfortable work environment (IRO 4).

The Aegon Compliance function monitors completion rates of the mandatory e-learning modules, including the Speak Up module. More information about Speak Up can be found in the Business Conduct section.

The effectiveness of the actions we take against violence and harassment in the workplace is monitored via a number of measures. These include the wellbeing metrics from the GES, the results of inquiries undertaken by confidential advisors or the Speak Up program, frequent policy reviews to ensure the visibility and effectiveness of reporting channels, and reviews to ensure fair and timely resolution of issues. The Global Compliance team monitors these measures.

412 |	Annual Report on Form 20-F 2024

Inclusion and diversity

Key performance indicator(s) and target(s)

KPI(s)	Target for 2024	Performance in 2024	Target for 2025

Proportion of women in senior management (%)	40%	39%	No target

In 2024 we measured the effectiveness of how we manage our IROs related to Diversity and Gender equality and equal pay for work of equal value through the KPI of “Proportion of women in senior management globally.” Aegon has no defined target for the material impacts and opportunities related to the sub-topic Measures against violence and harassment in the workplace.

The Board of Directors reviewed the KPI and related progress for 2024. Our I&D ambitions are managed and agreed upon locally by our local sustainability boards (LSB), recognizing specific local legal requirements.

We monitor the effectiveness of our actions to support I&D quarterly with the Chief Human Resources Officer and half yearly with the GSB.

Overall, Aegon has made progress on increasing the number of women in senior management positions, from 32% in 2020, to 39% in 2024, just below the company-wide goal of 40%. The women in senior management target was also included in the performance metrics of the short-term incentive of the Executive Director (CEO) in 2024.

Annual Report on Form 20-F 2024 | 413

About Aegon Governance and risk management Financial information Sustainability information

Metrics

The following list of metrics includes a comprehensive overview of indicators, including the KPI presented above, to provide insights into the progress made in managing our IROs.

The metrics are grouped logically based on material sub-topics and themes. The metrics are either mandatory ESRS disclosures, or Aegon-specific.

	unit	2024	2023	%

Diversity

Number of direct employees[1]	nr	11,952	11,526	4%

Permanent employees	nr	11,781	11,378	4%

Male	nr	5,605	5,449	3%

Female	nr	5,996	5,747	4%

Other	nr	74	66	12%

Not reported	nr	106	116	(9%	)

Temporary employees	nr	171	148	16%

Male	nr	91	65	40%

Female	nr	80	83	(4%	)

Other	nr	-	-	-

Not reported	nr	-	-	-

Non-guaranteed hours employees	nr	-	-	-

Male	nr	-	-	-

Female	nr	-	-	-

Other	nr	-	-	-

Not reported	nr	-	-	-

Female employees	nr	6,076	5,830	4%

Proportion of female employees	%	51%	51%	0pp

Proportion of employees - Under 30 years old	%	11%	12%	(0pp	)
Proportion of employees - 30-50 years old	%	57%	55%	2pp

Proportion of employees - Over 50 years old	%	32%	34%	(2pp	)

Gender equality and equal pay for work of equal value

Number of women in senior management[2]	nr	167	164	2%

Proportion of women in senior management	%	39%	38%	0pp

Ratio of CEO compensation to median compensation[3]	ratio	36:1	n.m.	n.m.

Proportion of compliance with the Global Remuneration Framework[4]	%	100%	100%	0pp

Gender pay gap[5]	%	30.4%	n.m.	n.m.

Gender pay gap (adjusted)[6]	%	11.2%	n.m.	n.m.

Measures against violence and harassment in the workplace

Work-related complaints (reported)[7]	nr	63	53	19%

Work-related incidents of discrimination[7]	nr	2	3	(33%	)

Total amount of material fines, penalties, and compensations	EURm	-	-	-

n.a. – not applicable; n.m. – not measured; pp - percentage points

[1]

Number of direct employees on the last day of the reporting period. This includes employees of Aegon Ltd. and its subsidiaries only and is collected from the HR system Workday. The gender classification “Other” represents employees who do not wish to provide gender information or employees who are non-binary. The gender category “Not reported” means that these fields are left blank.

[2]

In this context, senior management includes individuals up to two levels below the CEO (three levels for Corporate Center), provided they have direct reports. If the person has no direct reports, but the job title indicates the required seniority, the individual is also considered part of senior management. People working in the “administration” group are excluded from the list, unless their job title indicates the required seniority. Non-binary is not counted as female in this context.

[3]

Ratio of CEO compensation to median employee compensation. The compensation is calculated based on the base salary in Workday plus variable pay. The scope of this calculation includes internal headcount, but excludes joint ventures and associates. The measurement date of the base salary is May 1 of the reporting year and the variable pay is based on previous year. The CEO’s remuneration is presented in the “Remuneration Report” section of this Annual Report. The compensation of the internal headheadcount (excluding the CEO) is presented in note 13 of the financial statements as “Salaries” and this is covered under “Other operating expenses”, specifically line item “Employee expenses.”

[4]

Policy compliance reflects business units’ compliance with specific requirements of those policies. Where there is not full compliance, this does not necessarily indicate a breach of the overall policy, for example in minor breaches or where units are granted some implementation time. All breaches do require a remediation action plan. The compliance assessment is performed by the first line according to a management-approved policy attestation cycle and validated by the Risk function.

[5]

The pay gap is calculated as the difference between the average gross hourly earnings of male and female-paid employees expressed as a percentage the average gross hourly earnings of male-paid employees. The gross earnings are calculated based on the total compensation divided by the contractual hours worked. The total compensation includes base salary plus variable pay. The measurement date of the base salary is May 1 of the reporting year, and the variable pay is based on previous year. Total compensation is presented in note 13 of the financial statements as “Salaries” and this is covered under “Other operating expenses”, specifically line item “Employee expenses.”

[6]

The adjusted pay gap is calculated as the difference between the adjusted average gross hourly earnings of male and of female-paid employees expressed as a percentage of the average gross hourly earnings of male-paid employees. Adjusted pay accounts for other factors influencing pay, such as job function, job level, country, tenure, age (as an indication of experience), and performance rating. The measurement date of the base salary is May 1 of the reporting year, and the variable pay is based on previous year.

[7]

This relates to complaints and incidents reported through our online “Speak Up” platform. In scope are employees of Aegon Ltd. and its subsidiaries. We have identified no severe human rights incidents related to our workforce.

414 |	Annual Report on Form 20-F 2024

Data privacy

Data privacy

At Aegon, we are committed to protecting and respecting our stakeholders’ privacy and recognize that everybody in our company has a part to play in upholding good data privacy and information security standards. To fulfill our purpose, we need to be a trusted partner. Protecting customers’ and other stakeholders’ privacy is key to building and maintaining that trust. Our approach to data privacy does not differentiate between consumer and end-user groups, as we aim to maintain our data security and privacy standards for all customers. The following section outlines our approach to managing the material IROs associated with data privacy and information security.

Definition

Systems and procedures ensuring the data privacy of Aegon’s customers and other stakeholders, including preserving the confidentiality, integrity, and availability of Aegon’s information assets.

Impacts, risks, and opportunities

Data privacy is considered a key aspect of Aegon’s business. Aegon has various policies, procedures, and a set of metrics designed to secure and protect personal data and meet regulatory requirements. Information security is one of Aegon’s main mechanisms to protect data privacy.

The material impacts and risks related to data privacy may arise upstream, in our own operations, and downstream in our value chain. The impacted stakeholder group is our customers, in particular the end consumers.

Upstream, Aegon outsources certain services that may involve customer data. Outsourced services include information technology, business processes, finance and actuarial services, investment management services, and policy administration operations to third-party providers.

In our downstream activities, data privacy impacts and risks could arise through our distribution, sales and marketing, and customer service. In our own operations, employees support the underwriting, marketing, distribution, and sales of insurance policies and analyze customer data.

Potential data breaches could impact the end customers. Further data privacy implications exist for our underwriting activities, where there may be restrictions on using particular data in underwriting criteria.

Aegon relies heavily not only on its own computer and information systems and internet and network connectivity, but also on those of third-parties to conduct a large portion of its business operations. This includes the need to securely store, process, transmit, and dispose of confidential information, including personal information. In many cases, this also includes the transmission and processing of data with customers, business partners, and third-party service providers. IT system failures, cyber-crime attacks, or security or data privacy breaches may materially disrupt Aegon’s business operations and impact policyholders.

It is important that parties in our upstream and downstream value chain comply with applicable data privacy laws and regulations and have adequate measures in place related to information security. Through our comprehensive data privacy controls, we implement actions covering global and local suppliers and other third-parties related to information security, business continuity, and compliance.

The material impacts described below (IROs 1 and 2) are potential impacts in the short term. The material risk (IRO 3) may materialize in the short term.

Annual Report on Form 20-F 2024 | 415

About Aegon Governance and risk management Financial information Sustainability information

The table below depicts where the IROs arise in the value chain. Each IRO is described below in more detail, and the numbering corresponds with the numbers in the table.

		Where in the value chain do material IROs arise?			Material IROs related to the sustainability matter
ESRS topic	Sustainability matter (sub-topic and sub- sub-topic)	Upstream	Own operations	Downstream	Impact	Risk	Opportunity

ESRS S4: Consumers and end users	Data privacy	Outsourcing	Own	Retail and	1, 2	3
		partners[1]	workforce	workplace
distribution
channel[1]

[1]	For this part of the value chain, Aegon applies the phased-in option.

Impact:

1. Positive, potential: Taking proactive measures to manage data privacy builds trust with customers and supports the financial security of our customers, and consequently wider society through our large customer base.

2. Negative, potential: A potential information security or data privacy breach could impact people (primarily our customers) through direct financial losses related to the products and services provided by Aegon, and of misuse of their personal information by third-parties.

Risk and/or opportunity:

3. Risk: Disruption to business and litigation risk for failure to protect, or for the loss or misuse of customer information due to a data breach. Non-compliance with data protection and privacy regulations could lead to fines and also reputational damage.

Policies and procedures

Our approach to managing our material impacts and risk related to data privacy is centered around our Information Security Policy and Aegon Privacy Control Framework, supported by local privacy policies and statements.

The Global Information Security Policy sets out Aegon’s approach to preventing cyber threats and minimizing the impact of any potential disruption for parties. It aims to preserve the confidentiality, integrity, and availability of information (IROs 1, 2, and 3). It includes standardized procedures to remediate data breaches and minimize the influence of future privacy-related incidents. The policy is supported by mandatory training in information security. The Information Security Policy is updated within predefined intervals.

Aegon’s Global Chief Information Security Officer (CISO) is responsible for the execution and oversight of Aegon’s company-wide information security strategy and day-to-day security operations. Local information security officers are responsible for execution and oversight in all relevant business units. The centralized core information security team, along with dedicated teams in business units, is responsible for executing security functions in alignment with global and local regulations. The Global Information Security Advisory Counsel (GISAC) supports collaboration between information security functions on a company and business unit level, and other supporting functions, such as Risk, Audit, Legal, and Privacy.

The Global Information Security Policy applies to all Aegon business units. For joint ventures, we strive to apply similar standards as defined in the policy.

The Aegon Privacy Control Framework (APCF) sets out the company’s approach to personal data protection, one of the controls of which is mandatory privacy training (IROs 1, 2, and 3).

The APCF ensures ongoing privacy maturity measurements. Regular audits are conducted to assess compliance with relevant laws, regulations, and policies, as well as the APCF and its governance.

At Aegon, the Group Chief Privacy Officer is responsible for our data privacy compliance strategy and privacy oversight. The Data Protection Officer (DPO) in the individual business units is, together with the operational privacy teams, responsible for local implementation and monitoring. The DPOs are accountable for privacy compliance at a business unit level and are often part of the relevant management committees. The effectiveness of the APCF is assessed annually by the business units on a scale of one to five and reviewed and challenged by the Group Risk function. Findings are reported to local and group management following our risk governance.

The APCF is implemented in all in-scope Aegon business units plus joint venture Mongeral Aegon Group (MAG Seguros) and the joint ventures of Aegon Spain. Transamerica is not in the scope of the APCF, but it has a similar program at the local level to accommodate local regulations.

In addition, local privacy policies and statements are implemented to address IROs 1, 2, and 3. The effectiveness of the local privacy policies, which are for internal use, is assessed through the annual policy attestation processes. In addition to local privacy policies, local privacy notices and statements are present and publicly available or internally available depending on the target audience (for example,

416 |	Annual Report on Form 20-F 2024

Data privacy

individual customers or employees). Both the local policies and statements are Aegon’s commitment on a local level to properly and lawfully deal with the processing of personal data (privacy policy) and also a way to be transparent about what we do with personal data (privacy statement).

Transamerica has specific policies, privacy notices, and statements in place to ensure proper collection, use, and storage of Personally Identifiable Information (PII) in accordance with applicable local data protection laws. These US laws include, for example, the California Consumer Privacy Act and California Privacy Rights Act (CCPA/CPRA), the New York Department of Financial Services Cybersecurity Regulation (NYDFS 23 NYCRR Part 500), the Health Insurance Portability and Accountability Act of 1996 (HIPAA,) and the Gramm-Leach-Bliley Act (GLBA).

Related to critical suppliers and outsourcing partners, our Third-Party Risk Management standards aim to mitigate privacy and data security risk. A Privacy Impact Assessment (PIA) is performed when personal data is involved. Remediation action plans for identified gaps are created and agreed upon with the third-party. In addition, for critical/high risk engagements, business units must review the third-party’s internal control environment. Requirements to adhere to Aegon’s policies and procedures are also reflected in the contract terms and conditions.

Policy or procedure	IRO and/or subtopic linkage[1]	Senior-level accountability for implementation	Scope	Stakeholders considered or consulted in preparation	Internally or externally available

Aegon Privacy Control Framework (APCF) (procedure)	Data privacy: Impact: 1, 2 Risk: 3	Group Chief Privacy Officer	All business units (except Transamerica), holding, plus the joint ventures in Brazil and Spain	APCF is based on an external privacy control framework (NOREA) developed in consultation with privacy professionals.	Shared internally within the data privacy community

Local privacy policies and statements	Data privacy: Impact: 1, 2 Risk: 3	Local CEOs	Transamerica and other local units where applicable	Local management, legal, compliance, data protection, and risk officers	Publicly available on the (local) website or internally available on the (local) intranet depending on the target audience

Global Information Security Policy	Data privacy: Impact: 1, 2 Risk: 3	Global Chief Information Security Officer	All business units and holding. For joint ventures, we strive to apply similar standards.	Executive Board, Global IT Board, security officers	Internally available on Aegon’s intranet

[1]	The numbering provided in this table refers to the IROs listed under the heading “Impacts, risks, and opportunities” of this section.

Engagement with customers and channels to raise their concerns

In our publicly available privacy statements, we inform customers how we process their personal data. If there are any complaints, they can reach out to the contact persons mentioned in the privacy statements, usually the local DPOs. Ongoing monitoring aims to review that when breaches occur appropriate action is taken and that remedies are effective, where required.

The Aegon Speak Up channel is also available should customers wish to raise concerns regarding potential misconduct. See Speak Up for more details. In addition, our business units have different channels to collect customer feedback and complaints. See these channels in the Responsible Marketing Practices section. The Vendor Code of Conduct, combined with the terms and conditions of the contracts, contains the standards for our business relations, including requirements on data privacy (including customers’ data privacy, where relevant.)

Actions (and resources)

To manage all three of our material impacts and risk related to data privacy, we have developed and implemented key actions. These actions fall into two broad categories, namely data privacy and information security, which are detailed below.

Effective data privacy and information security measures require us to understand the sensitivity of our data. Therefore, Aegon has a specific approach to securely manage highly sensitive information throughout its lifecycle. In addition, we provide regular mandatory training on data privacy and information security for all Aegon employees. For these actions, existing budgets and resources from the standing data privacy and information security organization are used.

Annual Report on Form 20-F 2024 | 417

About Aegon Governance and risk management Financial information Sustainability information

Data privacy

The DPO in the individual business units is, together with the operational privacy teams, responsible for local implementation and monitoring. The operational privacy teams provide privacy advice and training, for example on how to fill in the Privacy Impact Assessments (PIA). They also perform control testing and monitor follow-up of findings as part of the yearly APCF run.

The PIA is carried out for projects and/or changes that involve the processing of personal information, such as implementing or redesigning a process, introducing or making changes to a product or implementing, or changing a system or asset. They are carried out in the very early stages to allow any privacy risks to be identified at a point where controls can be put in place to manage them effectively.

Information security

Taking action on our data privacy impacts and risk requires the support of a multi-layered protection approach to information security. Aegon’s information security initiatives cover its applications, servers, networks, data, identity and access systems, cloud and third-party systems, and the essential “human firewall”.

Our workforce is vital in our total information security approach, particularly in our Information Security Incident Response Program, which establishes practices for responding to and handling information security incidents. Employees are a key line of defense and are asked to report any suspicious activity or concerns about information security to their line manager or via their local Information security systems.

In addition to our workforce, we utilize a range of tools, analysis and remediation measures to protect data, prevent data loss, and respond to data security incidents. Should an incident occur, a response is initiated to react to cyber threats, incidents, and events appropriately. Types of incidents include technology/cyber-attacks or intrusions, data or privacy breaches, physical breaches, theft of information assets, and unauthorized disclosure of intellectual property.

A risk scoring methodology has been developed to assess Aegon’s protection levels for both external and internal threats. The risk scoring assessment is performed regularly on different dimensions such as vulnerability management, cloud security, identity and access management, data protection, cyber monitoring and response, and denial of service. Progress on improvement plans is monitored every quarter.

Key performance indicator(s) and target(s)

KPI(s)	Target for 2024	Performance in 2024	Target for 2025

Proportion of employees who completed specific training on data privacy (%)	95%	98%	95%

Proportion of employees who completed the annual Information Security training (%)	95%	98%	95%

The measurement of the effectiveness of our policies and actions to address IROs 1, 2 and 3, is complemented with two KPIs: “Proportion of employees who completed specific training on data privacy” and “Proportion of employees who completed the annual Information Security training.” The two targets of 95% are set by the Chief Information Security and Chief Privacy Officer. The targets allow a margin for employees who cannot complete the training on time, for example, due to maternity or (long-term) illness leave. The frequency of measuring these KPIs is annually.

The business units closely monitor the completion of the training and take direct action with an employee’s manager in case of non-completion. The Chief Privacy Officer and the Chief Information Security Officer monitor the effectiveness of these KPIs.

Overall results are reported to the GSB on an annual basis. Action plans are created in case progress falls behind the target. Based on Aegon’s risk-based approach, in 2024, more emphasis was put on completion rates by non-employee workers.

In 2024, 98% (2023: 97%) of Aegon’s workforce (including its own employees as well as non-employee workers) completed the specific training on data privacy, and also 98% (2023: 94%) completed the training on information security.

418 |	Annual Report on Form 20-F 2024

Data privacy

Metrics

The following list of metrics includes a comprehensive overview of indicators, including the KPIs presented above, to provide insights into the progress made on managing our IROs.

The metrics are grouped logically based on material sub-topics and themes. The data privacy metrics are all Aegon-specific disclosures.

	unit	2024	2023	%

Data privacy

Number of employees who received specific training on data privacy[1]	nr	11,878	12,754	(7%)

Proportion of employees who completed specific training on data privacy	%	98%	97%	1pp

Number of employees who received the annual Information security training[2]	nr	12,079	13,546	(11%)

Proportion of employees who completed the annual Information security training	%	98%	94%	4pp

Number of enterprise-wide phishing campaigns launched during the year[3]	nr	4	4	0%

n.a. – not applicable; n.m. – not measured; pp - percentage points

[1]

Direct employees and eligible contingent workers (non-employee workers) enrolled in an annual data privacy training. The training modules are different per region to address specific local legislation. The focus in Europe is on GDPR. Eligible contingent workers who were selected for the training are contractors with an (Active Directory) Aegon or Transamerica account. The selection is performed at the discretion of each business unit.

[2]

Direct employees and eligible contingent workers (non-employee workers) enrolled in information security training at least annually. The training covers relevant information security topics based on risk assessments, best practices, and appropriate behaviors. Eligible contingent workers are contractors with an (Active Directory) Aegon or Transamerica account selected for the training. The selection is performed at the discretion of each business unit.

[3]

Enterprise-wide phishing campaigns are run every quarter and cover all direct employees and all contingent workers (non-employee workers) with an e-mail account on the Aegon or Transamerica network. In addition, targeted campaigns are run periodically with a subset of users based on the risk profile (for example Human Resources).

Annual Report on Form 20-F 2024 | 419

About Aegon Governance and risk management Financial information Sustainability information

Governance information

Business conduct

Business conduct is a fundamental element within our business, essential to build the trust, transparency, and accountability necessary for fostering long-term financial stability and business integrity. A key component for creating value for all our stakeholders is our corporate culture, underpinned by our purpose. We also aim to deal with our stakeholders with transparency and fairness, and to provide honest and clear information about our products. The following section outlines our approach to managing the material IROs associated with two elements of business conduct. First, the way we conduct business with regards to prevention of corruption and bribery, including protection of whistleblowers, and second, our responsible marketing practices.

Definition

Conducting business ethically, with integrity and transparency.

Prevention of corruption and bribery and protection of whistleblowers

To safeguard who we do business with and set standards around the way we do it, Aegon has extensive requirements around anti-fraud, market conduct, anti-corruption and anti-bribery measures and a Speak Up policy which offers protection for whistleblowers. Business conduct is underpinned by our Code of Conduct which sets the conditions for how Aegon employees should conduct business and exercise sound judgment in reaching ethical business decisions in the long-term interests of our stakeholders.

Impacts, risks, and opportunities

The material impacts and risks connected to prevention and detection of corruption and bribery, including training and incidents, may arise in our own workforce (including our own employees and non-employee workers) in all geographies where we have operations, as well as with our upstream suppliers and third-party asset managers. Impacts and risks relating to corruption and bribery may also arise in our distribution channels.

The material impacts related to protection of whistleblowers, may arise downstream and as part of our own operations. The impacted stakeholder groups are our own employees and our customers, in particular the end consumers.

Good business conduct in the financial sector is vital to building trust in the industry and underpins a sustainable global economy. Business conduct impacts are connected to a range of business relationships and activities that our workforce is involved with. It is inherent to the nature of the transactions we manage in our daily activities and the complex regulatory landscape. The impacts and risks related to business conduct are described below.

The table below depicts where the IROs arise in the value chain. Each IRO is described below in more detail and the numbering corresponds with the numbers in the table.

420 |	Annual Report on Form 20-F 2024

Governance information

		Where in the value chain do material IROs arise?			Material IROs related to the sustainability matter
ESRS topic	Sustainability matter (sub-topic and sub-sub- topic)	Upstream	Own operations	Downstream	Impact	Risk	Opportunity

	Prevention and detection of corruption and bribery - including training	Suppliers of goods and services and third-party asset managers[1]	Own workforce	Retail and workplace distribution channel[1]	1	3

ESRS G1: Business conduct	Prevention and detection of corruption and bribery - incidents	Suppliers of goods and services and third-party asset managers[1]	Own workforce	Retail and workplace distribution channel[1]	2	3, 4

	Protection of whistleblowers		Own workforce	End customers	5, 6

[1]	For this part of the value chain, Aegon applies the phased-in option.

Prevention and detection of corruption and bribery

Definition: Corruption is the abuse or misuse of power for gain. Bribery is a form of corruption and is defined as the offering, giving, receiving, or soliciting of anything of value to improperly influence the actions of another, whether a government official (public bribery) or a private party (commercial bribery).

The material impacts described below (IROs 1 and 2) are potential impacts in the short-term. The material risks (IROs 3 and 4) may materialize in the long-term.

Impacts:

1. Positive, potential: Good and adequate anti-corruption/ bribery and anti-fraud measures, including strong systems and processes, awareness, training and prevention programs can help Aegon reduce the risk of misconduct and incidents of corruption/bribery and therefore have a positive impact by building trust in financial institutions and with its employees.

2. Positive, potential: Implementing systems, processes, and governance to monitor corruption/bribery incidents helps to proactively identify trends or possible corruption incidents.

Risk and/or opportunity:

3. Risk: Failure to implement robust and effective risk management and respective controls in relation to anti-corruption and bribery could result in regulatory scrutiny, penalties, and damage to Aegon’s reputation.

4. Risk: Incidents of corruption or bribery could result in increased costs (internal/managerial), fines, litigation, as well as societal impacts or damage to local economies. Consequently, corruption or poor business conduct issues could lead to reputational damage to both Aegon and the financial services sector.

Protection of whistleblowers

Definition: Protection against retaliation of anyone who has reported misuse of insider knowledge or any illegal, illicit, or fraudulent activities occurring in our organization.

The material impacts described below (IROs 5 and 6) are potential impacts in the short-term.

Impacts:

5. Negative, potential: Aegon could have adverse impacts on customers due to inadequate whistleblower protection mechanisms, or the weakness or failure of those mechanisms.

6. Positive, potential: Impact of putting in place good and adequate whistleblower protection to ensure concerns are raised, to reduce the risk of misconduct, and to build trust among stakeholders, including employees.

Policies and procedures

Business conduct, including the protection of whistleblowers, is a fundamental and well-established element within Aegon. Moreover, the subject is regulated for companies in the financial services sector, such as Aegon.

Aegon is committed to conducting all of its business activities honestly, with integrity, transparency, and in an ethical manner. Our interactions with third-parties are built on integrity, quality, and trust. We seek to develop long-term relationships with third-parties that share our values and are vital to our business.

Our business is centered on people and their trust in us. Only by acting with professionalism and integrity can we maintain our stakeholders’ confidence and preserve our company’s reputation.

Our approach to managing our material impacts and risks related to business conduct, including the protection of whistleblowers, is enacted by a set of core Compliance policies (see the policy table below). Moreover, two policies, namely the Global Procurement Policy and the Vendor Code of Conduct, specifically manage the impacts and risks related to our suppliers.

Annual Report on Form 20-F 2024 | 421

About Aegon Governance and risk management Financial information Sustainability information

The scope of policies often refers to all employees of Aegon business units. Employees in this context are direct Aegon employees on a permanent or temporary contract, including members of the Board of Directors, the Executive Committee, and senior management. In cases where additional groups of employees (for example, joint ventures or third-parties) are in scope, this is explicitly mentioned in the policy table. All business units are required to ensure proper and full implementation of the key requirements of each of these policies, alongside any additional local requirements, as necessary. Local compliance officers are responsible for monitoring, reporting, and the controls for these policies, with oversight from Global Compliance. Group Internal Audit conducts independent audits to ensure adherence to the policies and procedures, and monitors the follow-up of previously reported issues.

Aegon Code of Conduct

The Code of Conduct embodies the Aegon values and helps ensure that all employees act ethically and responsibly (IROs 1, 2, 3 and 4). It prescribes the mandatory set of conditions regarding how Aegon employees should conduct business by complying with all applicable laws and regulations and exercising sound judgment in making ethical business decisions in the long-term interests of our stakeholders.

Aegon employees must certify that they have read and understood the Code of Conduct and agree to abide by it. Employees are also required to follow mandatory training regularly to help embed the principles of the Code in the way they work. Annual Code of Conduct attestation is mandatory for all direct employees of Aegon.

Failure to comply with the Code of Conduct may result in disciplinary action up to and including termination of employment. Violations of the Code of Conduct may also qualify as violations of the law and result in civil or criminal exposure.

The policy references several third-party standards and initiatives, including the United Nations Universal Declaration of Human Rights, the International Labor Organization, and the UN Global Compact (human rights principles and labor standards).

Anti-Bribery and Corruption Policy

The Aegon Code of Conduct provides generic guidance on the prevention of bribery and corruption (including gifts and entertainment). The Anti-Bribery and Corruption (ABC) Policy sets the (Aegon-wide applicable) mandatory principles, key requirements, and responsibilities to comply with applicable regulations and Aegon’s zero tolerance towards bribery and corruption (IROs 1, 2, 3 and 4). It provides principles and guidelines to help Aegon employees make the right decision.

All employees are required to undergo training on ABC policy every two years. Compliance with the policy is assessed through the policy attestation program as indicated by the following metric: Proportion of compliance with anti-bribery and corruption policy requirements.

Local business units regularly monitor the Gift and Entertainment register to identify issues, assess trends, and review the reasonableness and appropriateness of recorded items. Any issue identified is reported to local management.

Third-party standards and initiatives referenced in this policy are the U.S. Foreign Corrupt Practices Act (FCPA) and the United Kingdom Bribery Act.

Conflict of Interest Policy

The Aegon Conflict of Interest Policy defines the principles regarding the management of (potential or perceived) conflicts of interest. The policy aims to provide guidelines to help Aegon employees recognize a potential conflict of interest and how to handle the situation (IROs 1, 2, 3, and 4). Conflict of interest attestation (training) is mandatory for all Aegon employees. Moreover, there is a mandatory conflict of interest training for new employees. This policy applies to all Aegon employees in all Aegon business units. Compliance with the policy is assessed through the policy attestation program as indicated by the following metric: Proportion of compliance with conflict of interest policy requirements.

Financial Crime policies

Aegon has put policy requirements in place to manage and mitigate the risks of involvement in Money Laundering and Terrorist Financing activities or involvement in any fraudulent activities, and to assure compliance with applicable sanctions requirements (IROs 1, 2, 3, and 4).

a. The Group Anti-Money Laundering & Counter Terrorist Financing Policy (AML & CTF) aims to reduce the risk of Aegon and its subsidiaries, assets, clients, and external entities or individuals from being used by criminals to launder their proceeds from criminal activities or to finance terrorist activities.

b. The Group Anti-Fraud Policy aims to protect Aegon’s and clients’ assets from fraudulent behavior of clients, business partners, employees, or any other external entity or individual.

c. The Group Sanctions Policy aims to protect Aegon’s organization, products, and services from being used for prohibited transactions and to evade, avoid, or otherwise circumvent sanctions. Third-party standards and initiatives referenced in this policy are the European Union, United Nations, United States of America, and United Kingdom Sanctions regulations.

422 |	Annual Report on Form 20-F 2024

Governance information

All employees are required to take training courses on the above policies at least every two years.

Policies for suppliers

Aegon has put policy requirements in place in order to manage and mitigate the risks related to business conduct at its suppliers (IROs 1, 2, 3, and 4).

The Global Procurement Policy aims to define the minimum requirements and establish the standards that must be adhered to when procuring goods and services or engaging third-party vendors and when to involve the local procurement department. Adherence to the policy helps to ensure Aegon’s active management of its expenditure and drive a positive impact on revenue, costs, internal controls, corporate responsibility, and credit rating, along with minimizing Aegon’s exposure to risks. This policy applies to all business units when contracting third-parties to purchase goods and services.

Aegon is committed to high standards of business conduct, as reflected in the Aegon Code of Conduct, and we expect all vendors to adhere to similar good working standards and business ethics. The Vendor Code of Conduct, together with the terms and conditions of the contract, contains the standards for the business relationship between Aegon and its vendors. This helps Aegon to manage the most material business conduct, social, and environmental risks (also referred to as sustainability risks) associated with procurement of goods and services. Aegon asks its vendors to comply with the code and assesses the ESG-related performance of those vendors against its standards following a risk-based approach.

Third-party standards and initiatives referenced in this policy are the UN Declaration of Human Rights, UNEP-FI Principles for Sustainable Insurance (PSI), International Covenant on Civil & Political Rights, International Covenant on Economic, Social and Cultural Rights, and Principles of Corporate Governance, and the UN Global Compact.

Aegon Speak Up

Aegon aims to be a trusted long-term partner to all its stakeholders. Therefore, we need to have measures in place to identify and manage suspected unlawful, unethical, or otherwise improper conduct that could harm Aegon and our stakeholders (IROs 1, 2, 3, 4, 5, and 6). The detection and resolution of misconduct helps to minimize negative impacts and contributes to long-term value creation for all our stakeholders.

Aegon offers a dedicated Speak Up program for anyone who wishes to raise a concern about suspected or observed misconduct that involves Aegon. The Speak Up program is a key element for our approach to taking measures against violence and harassment in the workplace. The program encourages anyone who suspects misconduct to voice their concerns and provides multiple reporting channels to speak up confidentially or – if so desired – anonymously. All reports of alleged misconduct are assessed, investigated, and dealt with in accordance with the Aegon Speak Up program. Moreover, it also ensures that the reporting person is supported and protected from retaliation for speaking up.

Aegon has contracted an independent third-party to host a secure reporting service for employees and others to report potential misconduct. Reports can be submitted online or via toll-free telephone lines in all countries where Aegon conducts business (24 hours a day, 7 days a week). Reporters can choose to remain anonymous. The channels are regularly tested to ensure they are accessible and operate as expected.

All inquiries and reports are collected into one unified case management system for immediate follow-up by a select team of designated, trained staff across Aegon, called Speak Up Coordinators. The Global Speak Up Coordinator, who is a member of Group Compliance, is responsible for monitoring the quality of the report intake and the investigations process across all regions, and for administering the Speak Up channels and global case management system.

Every quarter, the Group Chief Compliance Officer provides an aggregated report of all active topics under Speak Up to the Board of Directors and the Executive Committee of Aegon Ltd. The Ethics Committee prepares a report for both the Executive Committee and the Audit Committee on the performance and effectiveness of Aegon Speak Up. The report is shared on an annual basis and includes a summary and the status of ongoing material investigations (reported without disclosing the identity of the reporter(s) or implicated person(s)) and information on staff awareness and confidence in the program.

The Ethics Committee provides a post-case analysis of data extracted from all reports and subsequent investigations to uncover trends or identify weaknesses and threats to the effectiveness of our compliance program and Aegon’s internal control system. Based on these analyses, the Board of Directors may consider the need for amendments, additional measures, or resources to ensure that the Speak Up program is effective, and that our employees have confidence in the program.

Internally, the use and availability of Speak Up is supported by a number of initiatives. For example, the Global Employee Survey assesses whether employees feel comfortable speaking up and sharing their opinions freely. Furthermore, all employees are required to complete the Aegon Speak Up training specific to their role. In addition, a mandatory Aegon Speak Up Leadership Training is rolled out. This training includes content on how to be receptive to people raising concerns. The Group Chief Compliance Officer is responsible for overseeing the development and delivery of effective training across Aegon with regard to Aegon Speak Up.

Annual Report on Form 20-F 2024 | 423

About Aegon Governance and risk management Financial information Sustainability information

The Speak Up Policy is designed to support compliance with specific legislation and/or regulations. For example, it has been aligned with the Dutch Whistleblower Authority Act 2023, transposing the EU Directive 2019/1937 on Whistleblower Protection.

Implementation of the Speak Up Policy is supported by specific local and group policies and procedures to manage types of misconduct. This Speak Up Policy is publicly available on our website.

In addition to Aegon Speak Up, we offer Confidential Advisors as an additional channel for our employees in the Netherlands to raise any type of concern. In circumstances that require bypassing Speak Up channels, or in case of escalation, the concern can be directly made to the chair of the Audit Committee. More information can be found in the Human Capital section, detailing these additional channels and other mechanisms for employees to raise or discuss concerns.

Protection of whistleblowers

Supplementing the Aegon Code of Conduct, the Aegon Speak Up Policy provides for the establishment of the protection of whistleblowers (IROs 5 and 6). It is important that people feel supported and protected by the company for bringing issues to the attention of management that may be harmful to the reputation and integrity of the company, its employees, or other stakeholders. Reporters who believe they have experienced retaliation are encouraged to immediately bring the issue to the attention of the Group Chief Compliance Officer.

Aegon has established specific measures to support the person reporting a concern in good faith, without risk of retaliation. This aims to create a safe environment for anyone who wishes to raise concerns about suspected or observed misconduct involving Aegon. The Speak Up Policy includes the procedure for reporting suspected misconduct, conducting an independent investigation, support and protection measures, and adequate follow-up of any recommendations for remedial action where an issue has been discovered.

Joint ventures and associates, in which Aegon does not hold a majority stake, are expected to either adopt their own Speak Up program or implement the Aegon program.

424 |	Annual Report on Form 20-F 2024

Governance information

Policy or procedure	IRO and subtopic linkage[1]	Senior-level accountability for implementation	Scope	Stakeholders considered or consulted in preparation	Internally or externally available

Code of Conduct	Prevention and detection of corruption and bribery: Impact: 1,2 Risk: 3,4	Group Chief Compliance Officer	All business units and holding	Among others, Works Council in the Netherlands, regulators, Compliance, Communications & Brand and Human Resources	Publicly available on Aegon’s website

Group Anti-Bribery and Corruption (ABC) Policy	Prevention and detection of corruption and bribery: Impact: 1,2 Risk: 3,4	Group Chief Compliance Officer	All business units, holding, and third- parties acting for or on behalf of Aegon	Topic owners from within the compliance community, Risk function	Internally available on Aegon’s intranet

Conflict of Interest Policy	Prevention and detection of corruption and bribery: Impact: 1,2 Risk: 3,4	Group Chief Compliance Officer	All business units and holding	Topic owners from within the compliance community, Risk function	Internally available on Aegon’s intranet

Group Anti-Money Laundering & Counter-Terrorist Financing Policy	Prevention and detection of corruption and bribery: Impact: 1,2 Risk: 3,4	Group Chief Compliance Officer	All business units and holding	Topic owners from within the compliance community, Risk function	Internally available on Aegon’s intranet

Group Anti-Fraud Policy	Prevention and detection of corruption and bribery: Impact: 1,2 Risk: 3,4	Group Chief Compliance Officer	All business units and holding	Topic owners from within the compliance community, Risk function	Internally available on Aegon’s intranet

Group Sanctions Policy	Prevention and detection of corruption and bribery: Impact: 1,2 Risk: 3,4	Group Chief Compliance Officer	All business units and holding	Topic owners from within the compliance community, Risk function	Internally available on Aegon’s intranet

Global Procurement Policy	Prevention and detection of corruption and bribery: Impact: 1,2 Risk: 3,4	Head of Global Technology Services	All Aegon business units and holding. For joint ventures we strive to apply similar standards.	Procurement and Risk function	Internally available on Aegon’s intranet

Vendor Code of Conduct	Prevention and detection of corruption and bribery: Impact: 1,2 Risk: 3,4	The Board of Directors, the Executive Committee and their respective committees	Any organization that contracts with Aegon to supply goods or services	Procurement and Risk function	Publicly available on Aegon’s website

Speak Up Policy	Prevention and detection of corruption and bribery: Impact: 1,2 Risk: 3,4 Protection of whistleblowers: Impact: 5,6	Group Chief Compliance Officer	All Aegon business units and holding. It also extends to customers, business partners, shareholders, and the general public.	Topic owners from the compliance community, Risk function	Publicly available on Aegon’s website

[1]	The numbering provided in this table refers to the IROs listed under the heading “Impacts, risks, and opportunities” of this section.

Annual Report on Form 20-F 2024 | 425

About Aegon Governance and risk management Financial information Sustainability information

Actions (and resources)

We have implemented key actions throughout the year to manage our material impacts and risks related to business conduct. All these actions are ongoing and, therefore, occur in the short term. Existing budget and resources from the Compliance organization are used for these actions.

Compliance Framework

The Compliance Framework is designed as a life cycle for the compliance process. It sets the framework for organizing and improving the Compliance function and aligning it with its goal to support Aegon meet stakeholder expectations on business conduct (IROs 2, 4, 5, and 6). The framework’s activities are based on the company’s purpose, values, and principles of conduct, as reflected in Aegon’s Code of Conduct. This takes the form of a cyclic approach to risk identification and mitigation, identification of any occurrence outside the risk appetite, and reporting both at the Group- and business unit levels.

The effectiveness of the Framework is monitored regularly to assess compliance with regulations (in the scope of the function) and internal policies to establish that integrity risks are managed within agreed tolerance levels. The Compliance function gives periodic insight into the day-to-day operations, main risks and incidents, and the status and effectiveness of the function. Where necessary, Compliance supports the business by reporting on investigations and/or providing recommendations for remediation or corrective action plans. It also highlights lessons to be learned from such corrective actions.

Policy attestation

Aegon manages its policy effectiveness via the Policy Attestation Process. This process verifies our business operations’ compliance with the specific policy requirements (IROs 2, 4, 5, and 6). Non-compliance results in a remediation plan, which is monitored and reported on. The compliance assessment is performed by the first line according to a management approved policy attestation cycle and validated by the Risk function.

SIRA

The yearly Systematic Integrity Risk Analysis (SIRA) aims to provide insight into the effectiveness of compliance risk mitigation and to facilitate agreement on appropriate actions (IROs 2, 4, 5, and 6). The SIRA covers all Aegon business units. Aegon analyzes both its inherent exposure to fraud and its residual risks, taking into account all measures Aegon has put in place to combat fraud. Where gaps are found, additional measures are put in place. There are also established processes to assess and confirm effective controls concerning fraud in financial reporting. The business units make quarterly compliance reports on the status of their actions.

Bribery, corruption, and fraud incident reporting

The Compliance function designs and maintains a risk-based monitoring plan. The objective of the monitoring plan is to assess the level of compliance of the business operations with applicable laws, regulations, and internal compliance policies to establish that integrity risks are managed within tolerance levels. The monitoring plan is developed annually and is informed by higher integrity risks and residual risks resulting from the SIRA. The monitoring plan is developed annually.

Training and awareness program

Aegon places significant emphasis on training and awareness programs to combat corruption and bribery. All employees are required to undergo mandatory training on the ABC Policy, which is designed to support their understanding of the responsibilities and principles of the policy (IROs 1 and 3). Senior management is responsible for developing and conducting these training sessions, setting the appropriate tone at the top, and fostering an open environment for discussing potential violations. These training programs are periodically reviewed and updated to remain relevant and effective. By equipping employees with the necessary knowledge and awareness, Aegon aims to mitigate risks and ensure compliance with anti-corruption and anti-bribery standards.

The Compliance function creates and executes a structured training and awareness program to provide knowledge and awareness on Business Conduct topics, as deemed relevant and necessary. The contents of the program are determined following an annual review by Group Compliance and subject matter experts (for example, Privacy, Information Security) of a range of considerations, including the regulatory landscape, SIRA results, regulatory and audit findings, and compliance incidents. The training and awareness program is undertaken by new and existing employees, as well as senior management. Training is rolled out using the global e-learning tool, Absorb, and/or via local Compliance communication and training channels. The scope of the training and awareness program is Aegon-wide with supporting business unit or audience-specific elements, on a risk-based basis.

In addition, as part of the yearly Code of Conduct attestation process, all employees must confirm they have read, understand, and act in compliance with the Code of Conduct. For new employees, this Code of Conduct attestation is part of the onboarding process.

The Compliance function monitors the completion and effectiveness of the training and awareness program. This is accomplished by setting a specific learning objective for each training course to ensure the training materials include the fundamental concepts and key policy requirements. Furthermore, high completion rates are set for mandatory training (minimum 95%), and participants need to answer a set of relevant questions to test their knowledge with a high pass rate of 80% or more.

426 |	Annual Report on Form 20-F 2024

Governance information

Aegon has implemented a comprehensive approach to prevent and detect corruption and bribery incidents (IROs 2, 3 and 4). This includes a zero-tolerance approach to bribery and corruption, covering both active and passive forms. The ABC Policy outlines general rules, key principles regarding gifts and entertainment, and an approval process for such activities. Local business units are required to regularly monitor the Gift and Entertainment register to identify issues and assess trends. Internal escalation procedures are in place to report suspicions or attempts of bribery or corruption. These measures, combined with robust systems and processes, help Aegon proactively identify and address potential corruption incidents, thereby reducing the risk of misconduct and helping to build and maintain trust in the financial sector.

Identified bribery, corruption, or fraud issues are reported to (local) management. Procedures are in place to escalate issues, as necessary, assess the circumstances and consider reporting to regulatory authorities. Reporting to law enforcement agencies occurs if there is a suspicion of a criminal offence.

Key performance indicator(s) and target(s)

KPI(s)	Target for 2024	Performance in 2024	Target for 2025

Proportion of new employees who completed the Code of Conduct attestation	95%	98%	95%

The measurement of the effectiveness of our policies and actions to address all the IROs associated with business conduct, is complemented through the KPI “Proportion of new employees who completed the Code of Conduct attestation”. Employees refer to direct employees of Aegon. Group Compliance sets the 95% target. The target allows a margin for employees who cannot complete the training on time, for example, due to maternity or (long-term) illness leave.

This KPI is measured annually. Progress toward the target is reviewed within each business unit, and results are submitted to Group Compliance. Overall results are reported to the GSB at least annually. Action plans are created in case progress falls behind the target.

The KPI and target mentioned above specifically address ABC training. We also monitor the resolution of incidents of corruption and bribery, including the protection of whistleblowers. However, we have not set a target for these sustainability matters.

Annual Report on Form 20-F 2024 | 427

About Aegon Governance and risk management Financial information Sustainability information

Metrics

The following list of metrics includes a comprehensive overview of indicators, including the KPI presented above, to provide insights into the progress made in managing our IROs.

The metrics are grouped logically based on material sub- topics and themes. The metrics are either mandatory ESRS disclosures or Aegon-specific.

	unit	2024	2023	%

Corruption and bribery, including whistleblower protection

Proportion of new employees who completed the Code of Conduct attestation[1]	%	98%	99%	(1pp	)

Proportion of compliance with anti-bribery policy requirements[2]	%	100%	100%	0pp

Proportion of compliance with conflict of interest policy requirements[2]	%	97%	97%	0pp

Fraudulent activity

Incidents - bribery or corruption[3]	nr	-	-	-

Incidents of bribery or corruption - number of convictions[4]	nr	-	-	-

Incidents of bribery or corruption - value of fines	EURm	-	-	-

Incidents - fraud[5]	nr	711	156	356%

Employees	%	-	-	-

Intermediaries	%	7%	15%	(8pp	)

Third-parties	%	93%	85%	8pp

Systematic Integrity Risk Assessment (SIRA)[6]

SIRA - proportion of actions completed	%	59%	58%	2pp

SIRA - proportion of actions completed or progressing within deadline	%	68%	76%	(9pp	)

n.a. – not applicable; n.m. – not measured; pp - percentage points

[1]

Aegon performs a Code of Conduct attestation for new employees. This indicator shows the proportion of new employees who received and completed the Code of Conduct attestation. The minimum completion rate target is 95%. All new employees of Aegon Ltd. and its subsidiaries are in scope.

[2]

Policy compliance reflects business units’ compliance with specific requirements of those policies. Where there is not full compliance, this does not necessarily indicate a breach of the overall policy, for example in minor breaches or where units are granted some implementation time. All breaches do require a remediation action plan. The compliance assessment is performed by the first line according to a management-approved policy attestation cycle and validated by the Risk function.

[3]	This includes confirmed incidents of bribery or corruption conducted by employees. Incidents still under investigation at the end of the reporting period are excluded.
[4]	Number of cases where Aegon or the employee that committed the bribery or corruption has been convicted.
[5]

This covers the total number of fraud attempts by employees, intermediaries, and third-parties (including customers) recorded as confirmed fraud incidents. Incidents still under investigation at the end of the reporting period are excluded. 95% of the incidents recorded in 2024 did not result in a loss or were successfully recovered. 4% of the incidents resulted in individual losses of less than EUR 100,000 and the remaining 1% of the fraud incidents have an individual loss value of less than EUR 1 million.

[6]

Aegon conducts an annual Systematic Integrity Risk Assessment (SIRA). This assessment covers integrity-related compliance topics, such as financial crime, fraud, anti-bribery and corruption, and market conduct. All regions provide insight into their local programs and the effectiveness of controls. Actions are taken to address any performance gaps. The assessment is performed annually by the first line and validated by the Compliance function. The actions relate to the reporting period plus any carried-over items from the previous year.

428 |	Annual Report on Form 20-F 2024

Governance information

Responsible marketing practices

In line with our purpose, we seek to ensure our marketing approach is fair and balanced and, where applicable, that product recommendations are in customers’ best interests or meet suitability requirements. Our approach to responsible marketing does not differentiate between different consumer or end-user groups, as we aim to uphold our principles of transparency and fairness across all our marketing activities.

Definition

Fair and responsible marketing communications, as well as access to information about products, to help customers to make informed choices.

Impacts, risks, and opportunities

Aegon’s material IROs related to the overarching topic of business conduct cover the topic of responsible marketing practices.

The material impact and risk related to responsible marketing practices may arise downstream and are specifically related to distribution, sales, and marketing activities provided by our distribution partners and as part of our own operations. The impacted stakeholder group is our customers, in particular the end consumers.

The material impact described below (IRO 1) has a potential impact in the short term. The material risk (IRO 2) may materialize in the long term.

The table below depicts where the IROs arise in the value chain. Each IRO is described below in more detail and the numbering corresponds with the numbers in the table.

		Where in the value chain do material IROs arise?			Material IROs related to the sustainability matter
ESRS topic	Sustainability matter (sub-topic and sub-sub- topic)	Upstream	Own operations	Downstream	Impact	Risk	Opportunity

ESRS S4: Consumers and end users	Responsible marketing practices		Own workforce	Retail and workplace channel[1]	1	2

[1]	For this part of the value chain, Aegon applies the phased-in option.

Impact:

1. Negative, potential: Failure to meet regulatory, legal, or policy aspects of market conduct requirements. Requirements typically aim to ensure that the characteristics, objectives, and interests of customers are properly taken into account. Failure to meet these requirements has a potential negative impact on the financial security of our customers.

Risk and/or opportunity:

2. Risk: Not meeting adequate market conduct requirements could lead to reputational damage and consequent reduced financial revenue. There are increasing stakeholder expectations on transparency, accuracy of information about our products, and meeting stated commitments. If activities across the company are not aligned or marketing controversies emerge, this could present a significant litigation risk with negative financial impact from imposed penalties and compensation. If Aegon does not adhere to responsible marketing practices, it can lose trust with its customers, increase the risk of mis-selling, and lose long-term customer satisfaction and loyalty. Such circumstances can also draw concerns of investors with consequent negative impacts on Aegon’s share price.

Policies and procedures

Our approach to managing our material impact and risk related to responsible marketing practices is supported by two Group policies and a number of local policies in the business units. The policies aim to bring transparency, fairness, and compliance to our commercial activities across the business.

The Pricing and Product Development Policy details Aegon’s pricing and product development approach. It takes into account, among other things, whether there is a reasonable distribution of return/value to all stakeholders, the fair treatment of customers, and whether customers’ needs are being met, including sustainability preferences. The key requirements of the policy apply to all in-scope products, sold by or on behalf of Aegon’s business units.

In addition to the company-wide Pricing and Product Development Policy there are local policies in the business units that aim to protect customers’ interests and comply with local regulatory requirements.

The Market Conduct Compliance Policy aims to mitigate the risk of losses due to non-compliance with market conduct-related regulatory requirements, laws, regulations, company rules, policies, and commonly accepted norms and values. It sets out key requirements regarding market conduct, designed to prevent or mitigate customers’ detriment, to support the proper management of conflicts of interest (including acting in accordance with the best

Annual Report on Form 20-F 2024 | 429

About Aegon Governance and risk management Financial information Sustainability information interests of customers) and to ensure that the interests, objectives, and characteristics of customers are taken into account. The key requirements of this policy apply to all business units that deal with customers directly or indirectly through distributors, brokers, and vendors.

In addition to these key requirements, business units consider local rules and regulations, such as the Insurance Distribution Directive (IDD) and Markets in Financial Instruments (MiFID) for European entities, as well as SEC Fiduciary standards and State Insurance Regulations for US entities. A range of policies are in place in the business units to support compliance with local regulations and maintain standards and ethical guidelines. These policies cover areas such as the prevention of mis-selling and fraud, proposition development, and marketing communications. The key requirements are product approval and review, target market assessments, conflicts of interest management, selection and management of distribution channels, and product monitoring.

Policy or procedure	IRO and subtopic linkage[1]	Senior-level accountability for implementation	Scope	Stakeholders considered or consulted in preparation	Internally or externally available

Pricing and Product Development Policy	Responsible marketing practices Impact: 1 Risk: 2	Global Chief Actuary	All business units	Consultation between the Global Chief Actuary and local chief actuaries	Internally available on Aegon’s intranet

Market Conduct Compliance Policy	Responsible marketing practices Impact: 1 Risk: 2	Group Chief Compliance Officer is responsible for setting the global policy, implementation is overseen by the CEO, supported by the Executive Committee.	All business units. Local specific policies where relevant.	Consultation between Group Compliance and local compliance	Internally available on Aegon’s intranet

[1]	The numbering provided in this table refers to the IROs listed under the heading “Impacts, risks, and opportunities” of this section.

Engaging with customers and channels to raise their concerns

Aegon’s business units use customer feedback to improve marketing practices and customer satisfaction. Insights from customer experience and complaints analysis are incorporated into our processes to enhance the clarity of our information and identify any potential risks from misleading information.

Local channels for customer feedback include customer panels and customer support lines, where we listen to customers’ concerns and review customer information needs. Should our customers have complaints about our marketing activities, we aim to deal effectively and fairly with their concerns and take appropriate action to remedy any negative impacts. Our business units also have processes to identify and address the root causes of complaints to improve processes. Ongoing monitoring of customer feedback aims to review that appropriate action is taken and that remedies are effective, where required. In addition, data from tools such as the Net Promoter Score (NPS) and analysis of risk events provide insight into customer satisfaction and identify potential risks.

The effectiveness of these channels is assessed through periodic reviews, compliance monitoring, and independent audits. Additionally, alternative channels are available for customers to raise concerns, including reporting to the chairman of the Audit Committee and the local ombudsman.

Actions (and resources)

We implement various actions throughout the year to manage our material impact and risk related to responsible marketing practices. These are ongoing and are developed and implemented using budget and resources from global and local compliance and risk teams.

As outlined above, we have a range of channels and mechanisms through which we engage with our customers on our marketing practices. In addition, regular monitoring and assurance activities are carried out in the business units to support compliance and early identification of risks. This includes periodic risk assessments by the risk departments, internal audits and compliance checks on marketing materials. We also carry out regular local training initiatives to support marketing teams and final approvers to become knowledgeable and competent, and stay updated on regulatory and policy requirements. Some of our training platforms are supported by third-party suppliers, such as the We Learn platform.

430 |	Annual Report on Form 20-F 2024

Governance information

Key performance indicator(s) and target(s)

KPI(s)	Target for 2024	Performance in 2024	Target for 2025

Significant fines to address cases of mis-selling (EUR)	0 EUR	0 EUR	0 EUR

We measure the effectiveness of our measures towards managing our IROs related to responsible marketing practices through the KPI of “Significant fines to address cases of mis-selling.” In scope are all Aegon business units. We set the target at zero, as we aim to avoid any mis-selling fines. Group Compliance monitors the effectiveness of this KPI, and results are reported to the GSB at least twice a year.

As stated in the sections above, we have processes to remedy mis-selling and learn from customer feedback. Action plans are created in case of mis-selling breaches or fines. These processes, and any resultant actions, aim to reduce the risk of mis-selling and deliver improvements, as necessary.

Metrics

The following list of metrics includes a comprehensive overview of indicators, including the KPI presented above, to provide insights into the progress made in managing our IROs. The metrics are grouped logically based on material sub-topics and themes. The metrics are either mandatory ESRS disclosures, or Aegon-specific.

	unit	2024	2023	%

Responsible marketing practices

Significant mis-selling fines[1]	EURm	-	-	-

Proportion of compliance with Pricing and product development policy requirements[2]	%	99%	98%	0pp

NPS[3] score for Workplace clients

United States[4]	-100 to 100	72	n.m.	n.m.

United Kingdom[5]	-100 to 100	26	n.m.	n.m.

NPS score for advisors[6]

United States	-100 to 100	55	n.m.	n.m.

United Kingdom	-100 to 100	(8)	n.m.	n.m.

NPS score for individual customers[7]

United States	-100 to 100	36	n.m.	n.m.

United Kingdom	-100 to 100	28	n.m.	n.m.

Customer complaints	nr	113,512	85,133	33%

n.a. – not applicable; n.m. – not measured; pp - percentage points

[1]

Includes any fines for mis-selling in excess of EUR 100,000, excluding settlements. Mis-selling is the act of inflicting direct customer harm. Fines are issued by relevant authorities relating to matters in which Aegon subsidiaries were found to be guilty of inflicting direct customer harm.

[2]

Policy compliance reflects business units’ compliance with specific requirements of those policies. Where there is not full compliance, this does not necessarily indicate a breach of the overall policy, for example in minor breaches or where units are granted some implementation time. All breaches do require a remediation action plan. The compliance assessment is performed by the first line according to a management-approved policy attestation cycle and validated by the Risk function.

[3]

Customer satisfaction is measured using NPS®. Respondents answer based on a 0-10 scale, where those answering 9-10 are deemed “promoters,” those answering 7-8 are “passives,” and 0-6 are “detractors.” NPS® is based on % of promoters minus the % of detractors. A negative NPS® represents a higher % of detractors amongst respondents than promoters. Net Promoter Score can be anywhere between -100 and +100.

[4]

Transamerica measures the NPS® score for retirement plan participants (end customers) based on the question: ‘Based on your experience, how likely are you to recommend Aegon to a friend, family member or colleague? This is conducted daily after an interaction by the call center with a participant.

[5]

Aegon UK measures the NPS® score for Workplace clients (employers) based on the question: ‘How likely is it that you would recommend Aegon to your colleagues, peers or business network?’ This is conducted throughout the year.

[6]

NPS® for advisors is measured based on the question: ‘How likely is it that you’d recommend Aegon to your colleagues, peers, or business network?’ This is conducted throughout the year. This approach is the same for Transamerica and Aegon UK.

[7]

NPS® for individual customers is measured based on the question: ‘How likely are you to recommend Aegon to a friend, family member, or colleague?’ NPS® for Transamerica individual customers is measured through participation in an annual third-party study conducted by LIMRA. NPS® for Aegon UK customers is conducted quarterly with a random selection of customers from the CRM system and is managed in-house.

Annual Report on Form 20-F 2024 | 431

About Aegon Governance and risk management Financial information Sustainability information

EU Taxonomy

EU Taxonomy Regulation

The EU Taxonomy Regulation was adopted by the European Union in 2021 and is one of the cornerstones of the EU Action Plan on financing sustainable growth. The EU Taxonomy is a classification system to define environmentally sustainable economic activities. Article 8 of the EU Taxonomy Regulation requires companies to report how and to what extent their activities are associated with economic activities that qualify as environmentally sustainable. EU Taxonomy is based on the following criteria, as further described in the regulation and subsequent acts:

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

Disclosure of EU Taxonomy-eligible and Taxonomy-aligned economic activities and investments

The European Commission has adopted a phased-in approach to give companies more time to comply with the EU Taxonomy disclosure requirements. The reporting requirements for the 2024 reporting year are the same as in 2023. This includes eligibility for all environmental objectives, alignment for climate change mitigation and adaptation, and specific requirements for activities associated with nuclear and fossil gas. Reporting on alignment for the four additional environmental objectives starts in the 2025 reporting year.

“Eligible” means that an economic activity is described in one of the delegated acts mentioned above, irrespective of whether that economic activity meets any or all of the technical screening criteria laid down in those delegated acts to qualify as sustainable. “Alignment” means that an eligible economic activity meets the technical screening criteria while not significantly harming the remaining environmental objectives and meeting the minimum social safeguards to qualify as sustainable.

To assess the eligibility and alignment of its investments, Aegon often relies on the information reported by its investees. When estimates and proxies are used, the disclosures under article 8 of the Taxonomy Regulation may not be classified as “mandatory” and should be classified as “voluntary.” This year’s Annual Report does not include voluntary EU Taxonomy information. The information presented in the EU Taxonomy tables is based on reported information.

Scope of assets and activities covered by the EU Taxonomy disclosures

Investments

To calculate the proportion of Taxonomy-eligible and Taxonomy-aligned investments, the total of covered investments is used as the denominator, which includes general account investments, investments for accounts of policyholders (also called separate account investments), derivatives, cash and cash equivalents, and real estate for own use. Exposures to central governments, central banks, and supranational issuers are excluded from the covered assets.

Derivatives and investees that are not obliged to publish non-financial information are excluded from the numerator of the mandatory EU Taxonomy disclosures and therefore do not count in the alignment. This refers to small- and medium-sized companies, non-public interest companies based in the EU, and non-EU-based companies. The disclosure in the EU Taxonomy alignment table relating to the exposure to other counterparties includes the US mortgage loans, real estate and real estate for own use.

Investments managed on behalf of third-party clients are not in the scope of our EU Taxonomy reporting, given their distance to Aegon.

Own activities

As Aegon the Netherlands was divested in 2023, no non-life business activities could be classified as eligible or aligned. Therefore, this report does not include disclosures related to underwriting.

Assumptions and data limitations

For the 2024 disclosures on alignment and eligibility, Aegon uses reported information from the underlying investee companies to assess eligibility and alignment percentages. This information is primarily collected through our external data vendor MSCI. Where this data was unavailable we assessed this as non-eligible and non-aligned. To determine which investees are obliged to publish non-financial

432 |	Annual Report on Form 20-F 2024

EU Taxonomy Regulation

information, we also use actual information provided by the vendor. Where this data is unavailable, but we know the place of domicile, we have determined that investees outside the EU are not obliged to publish non-financial information. When none of this information was available, we intentionally left it blank. The data coverage from MSCI is 71%. Data limitations contribute to the low percentages of exposure to financial and non-financial undertakings subject to and not subject to articles 19a and 29a of Directive 2013/34/EU. Also where data was unavailable to split the alignment between transitional and enabling activities, we left this blank. The investments in our EU Taxonomy disclosures include accrued interest and are valued according to their IFRS Book Value.

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

Assessing the eligibility and alignment of investment funds is more difficult due to the heavy reliance on external asset managers to provide relevant sustainability information on the underlying companies. Aegon uses a look-through approach for investment funds, which entails assessing the eligibility and alignment of the underlying investments in these funds. As in previous years, Aegon has encountered significant data limitations for investment funds. Reported data collected by an external data vendor is used for listed funds. For unlisted funds, Aegon has performed its own due diligence. As a result of data limitations, the data coverage of the unlisted investment funds is insignificant. This mainly impacts the disclosure of investments for the account of policyholders.

For reporting on alignment and nuclear and fossil gas activities, Aegon uses the reporting templates as prescribed by the EU Taxonomy, whereby templates 2 and 3 are split between CapEx and Turnover. For reporting on eligibility including all six additional environmental objectives, there is no prescribed format. As in previous years, the environmental objectives are combined and broken down into eligible and non-eligible investments relative to the assets covered. There are also data limitations in assessing eligibility, as not all investee companies report on eligibility for all six environmental objectives. Where data was not available, this was classified as non-eligible. We expect the eligibility and alignment percentages to increase over time as more data becomes available. However, due to the relatively large amount of investments outside the EU, we expect these percentages to remain low for the coming years.

Description of the compliance with Regulation (EU) 2020/852 in the financial undertaking’s business strategy, product design processes, and engagement with clients and counterparties

Our sustainability governance aims to strengthen our sustainability approach and embed sustainability across the business. Sustainability is a key element of delivering on our purpose. Our approach to sustainability is overseen by the Board of Directors. Our 2024 DMA resulted in five material topics of which one topic - Climate change - is linked to the EU Taxonomy objectives of climate change mitigation and adaptation. For our specific processes and engagement activities addressing climate change refer to the Climate change section of the Sustainability statement. To view our sustainability reporting refer to our Sustainability statement.

Annual Report on Form 20-F 2024 | 433

About Aegon Governance and risk management Financial information Sustainability information

EU Taxonomy eligibility 2024

	Percentage of investments covered	Absolute amount (EUR million)

Eligible investments (numerator)[1]	7%	17,930

Non-eligible investments (numerator)	93%	251,904

Total investments covered (denominator)	100%	269,834

[1]

EU Taxonomy eligibility for six environmental objectives: climate change mitigation, climate change adaptation, sustainable use and protection of water and marine resources, transition to a circular economy, pollution prevention and control, protection and restoration of biodiversity and ecosystems

EU Taxonomy alignment 2024

EU Taxonomy alignment[1]	Percentage of investments covered		Absolute value (EUR million)

The weighted average value of all the investments of insurance or reinsurance undertakings that are directed at funding, or are associated with Taxonomy-aligned economic activities relative to the value of total assets covered by the KPI, with the following weights for investments in undertakings per below:

		The weighted average value of all the investments of insurance or reinsurance undertakings that are directed at funding, or are associated with Taxonomy-aligned economic activities, with following weights for investments in undertakings per below:

Turnover-based:	0.31%	Turnover-based:	832

Capital expenditures-based:	0.50%	Capital expenditures-based:	1,340

The percentage of assets covered by the KPI relative to total investments of insurance or reinsurance undertakings (total AuM). Excluding investments in sovereign entities.		The monetary value of assets covered by the KPI. Excluding investments in sovereign entities.

Coverage ratio:	91%	Coverage:	269,834

[1]	EU Taxonomy alignment for two environmental objectives: climate change mitigation and climate change adaptation

EU Taxonomy alignment[1] 2023	Percentage of investments covered		Absolute value (EUR million)

The weighted average value of all the investments of insurance or reinsurance undertakings that are directed at funding, or are associated with Taxonomy-aligned economic activities relative to the value of total assets covered by the KPI, with the following weights for investments in undertakings per below:

		The weighted average value of all the investments of insurance or reinsurance undertakings that are directed at funding, or are associated with Taxonomy-aligned economic activities, with following weights for investments in undertakings per below:

Turnover-based:	0.07%	Turnover-based:	180

Capital expenditures-based:	0.11%	Capital expenditures-based:	277

The percentage of assets covered by the KPI relative to total investments of insurance or reinsurance undertakings (total AuM). Excluding investments in sovereign entities.		The monetary value of assets covered by the KPI. Excluding investments in sovereign entities.

Coverage ratio:	96%	Coverage:	259,422

[1]	EU Taxonomy alignment for two environmental objectives: climate change mitigation and climate change adaptation

434 |	Annual Report on Form 20-F 2024

EU Taxonomy alignment 2024

Additional, complementary disclosures: breakdown of denominator of the KPI	Percentage of investments covered		Absolute value (EUR million)

The percentage of derivatives relative to total assets covered by the KPI.	(0.59%)	The value in monetary amounts of derivatives.	(1,587)

The proportion of exposures to financial and non-financial undertakings not subject to articles 19a and 29a of Directive 2013/34/EU over total assets covered by the KPI:		Value of exposures to financial and non-financial undertakings not subject to articles 19a and 29a of Directive 2013/34/EU:

For non-financial undertakings:	49%	For non-financial undertakings:	132,804

For financial undertakings:	24%	For financial undertakings:	65,993

The proportion of exposures to financial and non-financial undertakings from non-EU countries not subject to articles 19a and 29a of Directive 2013/34/EU over total assets covered by the KPI:		Value of exposures to financial and non-financial undertakings from non-EU countries not subject to articles 19a and 29a of Directive 2013/34/EU:

For non-financial undertakings:	48%	For non-financial undertakings:	128,378

For financial undertakings:	24%	For financial undertakings:	63,814

The proportion of exposures to financial and non-financial undertakings subject to articles 19a and 29a of Directive 2013/34/EU over total assets covered by the KPI:		Value of exposures to financial and non-financial undertakings subject to articles 19a and 29a of Directive 2013/34/EU:

For non-financial undertakings:	3.19%	For non-financial undertakings:	8,616

For financial undertakings:	1.47%	For financial undertakings:	3,974

The proportion of exposures to other	4.19%	Value of exposures to other counterparties:	11,301
counterparties over total assets covered by the KPI:

The proportion of the insurance or reinsurance undertaking’s investments other than investments held in respect of life insurance contracts where the investment risk is borne by the policy holders, that are directed at funding, or are associated with, Taxonomy-aligned economic activities:	27%	Value of insurance or reinsurance undertaking’s investments other than investments held in respect of life insurance contracts where the investment risk is borne by the policyholders, that are directed at funding, or are associated with, Taxonomy-aligned economic activities:	72,420

The value of all the investments that are funding economic activities that are not Taxonomy-eligible relative to the value of total assets covered by the KPI:	93%	Value of all the investments that are funding economic activities that are not Taxonomy-eligible:	251,904

The value of all the investments that are funding Taxonomy eligible economic activities, but not Taxonomy-aligned relative to the value of total assets covered by the KPI:	5.84%	Value of all the investments that are funding Taxonomy eligible economic activities, but not Taxonomy-aligned:	15,758

Annual Report on Form 20-F 2024 | 435

About Aegon Governance and risk management Financial information Sustainability information

Additional, complementary disclosures: breakdown of numerator of the KPI	Percentage of investments covered		Absolute value (EUR million)

The proportion of Taxonomy-aligned exposures to financial and non-financial undertakings subject to articles 19a and 29a of Directive 2013/34/EU over total assets covered by the KPI:		Value of Taxonomy-aligned exposures to financial and non-financial undertakings subject to articles 19a and 29a of Directive 2013/34/EU:

For non-financial undertakings:		For non-financial undertakings:

Turnover-based:	0.08%	Turnover-based:	225

Capital expenditures-based:	0.13%	Capital expenditures-based:	341

For financial undertakings:		For financial undertakings:

Turnover-based:	0.22%	Turnover-based:	607

Capital expenditures-based:	0.37%	Capital expenditures-based:	1,000

The proportion of the insurance or reinsurance undertaking’s investments other than investments held in respect of life insurance contracts where the investment risk is borne by the policyholders, that are directed at funding, or are associated with, Taxonomy-aligned:

		Value of insurance or reinsurance undertaking’s investments other than investments held in respect of life insurance contracts where the investment risk is borne by the policy holders, that are directed at funding, or are associated with, Taxonomy-aligned:

Turnover-based:	0.04%	Turnover-based:	101

Capital expenditures-based:	0.05%	Capital expenditures-based:	133

The proportion of Taxonomy-aligned exposures to other counterparties over total assets covered by the KPI:		Value of Taxonomy-aligned exposures to other counterparties over total assets covered by the KPI:

Turnover-based:	0.00%	Turnover-based:	-

Capital expenditures-based:	0.00%	Capital expenditures-based:	-

Taxonomy-aligned activities – provided “do-not- significant-harm” (DNSH) and social safeguards positive assessment:	Percentage of investments covered		Percentage of investments covered

(1) Climate change mitigation

Turnover:	0.31%	Transitional activities: (Turnover)	0.03%

		Enabling activities: (Turnover)	0.18%

CapEx:	0.49%	Transitional activities: (CapEx)	0.04%

		Enabling activities: (CapEx)	0.25%

(2) Climate change adaptation

Turnover:	0.01%	Enabling activities: (Turnover)	0.00%

CapEx:	0.02%	Enabling activities: (CapEx)	0.01%

436 |	Annual Report on Form 20-F 2024

EU Taxonomy alignment 2024

Template 1: Nuclear and fossil gas-related activities 2024

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

Yes
Fossil gas-related activities:

The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using fossil gaseous fuels.	Yes

The undertaking carries out, funds or has exposures to construction, refurbishment, and operation of combined heat/cool and power generation facilities using fossil gaseous fuels.	Yes

The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce heat/cool using fossil gaseous fuels.	Yes

Template 2: Taxonomy-aligned economic activities (denominator) - CapEx 2024

	CCM + CCA		Climate change mitigation (CCM) Climate change adaptation (CCA)
Economic activities:	Absolute amount (EUR million)	Percentage of investments covered	Absolute amount (EUR million)	Percentage of investments covered	Absolute amount (EUR million)	Percentage of investments covered

Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.26[1] of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of CapEx	0.22	0.00%	0.22	0.00%	0.00	0.00%

Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.27[2] of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of CapEx	62.02	0.02%	62.02	0.02%	0.00	0.00%

Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.28[3] of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of CapEx	41.90	0.02%	41.90	0.02%	0.00	0.00%

Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.29[4] of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of CapEx	1.67	0.00%	1.67	0.00%	0.00	0.00%

Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.30[5] of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of CapEx	20.98	0.01%	20.98	0.01%	0.00	0.00%

Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.31[6] of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of CapEx	16.15	0.01%	16.15	0.01%	0.00	0.00%

Amount and proportion of other Taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of CapEx	1,197.26	0.44%	1,152	0.43%	45.07	0.0%

Total applicable KPI - CapEx	1,340.21	0.50%	1,295	0.48%	45.07	0.0%

[1]	Refers to pre-commercial stages of advanced technologies to produce energy from nuclear processes with minimal waste from the fuel cycle.
[2]	Refers to construction and safe operation of new nuclear power plants, for the generation of electricity or heat, including for hydrogen production, using best-available technologies.
[3]	Refers to electricity generation from nuclear energy in existing installations.
[4]	Refers to electricity generation from fossil gaseous fuels.
[5]	Refers to high-efficiency co-generation of heat/cool and power from fossil gaseous fuels.
[6]	Refers to production of heat/cool from fossil gaseous fuels in an efficient district heating and cooling system.

Annual Report on Form 20-F 2024 | 437

About Aegon Governance and risk management Financial information Sustainability information

Template 2: Taxonomy-aligned economic activities (denominator) - turnover 2024

	CCM + CCA		Climate change mitigation (CCM) Climate change adaptation (CCA)
Economic activities:	Absolute amount (EUR million)	Percentage of investments covered	Absolute amount (EUR million)	Percentage of investments covered	Absolute amount (EUR million)	Percentage of investments covered

Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.26[1] of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of turnover	2.06	0.00%	2.06	0.00%	0.00	0.00%

Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.27[2] of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of turnover	4.54	0.00%	4.54	0.00%	0.00	0.00%

Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.28[3] of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of turnover	107.34	0.04%	107.34	0.04%	0.00	0.00%

Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.29[4] of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of turnover	0.34	0.00%	0.34	0.00%	0.00	0.00%

Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.30[5] of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of turnover	35.72	0.01%	20.91	0.01%	14.81	0.01%

Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.31[6] of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of turnover	1.39	0.00%	1.39	0.00%	0.00	0.00%

Amount and proportion of other Taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of turnover	680.33	0.25%	680.33	0.25%	0.00	0.00%

Total applicable KPI - turnover	831.72	0.31%	816.91	0.30%	14.81	0.01%

[1]	Refers to pre-commercial stages of advanced technologies to produce energy from nuclear processes with minimal waste from the fuel cycle.
[2]	Refers to construction and safe operation of new nuclear power plants, for the generation of electricity or heat, including for hydrogen production, using best-available technologies.
[3]	Refers to electricity generation from nuclear energy in existing installations.
[4]	Refers to electricity generation from fossil gaseous fuels.
[5]	Refers to high-efficiency co-generation of heat/cool and power from fossil gaseous fuels.
[6]	Refers to production of heat/cool from fossil gaseous fuels in an efficient district heating and cooling system.

438 |	Annual Report on Form 20-F 2024

EU Taxonomy alignment 2024

Template 3: Taxonomy-aligned economic activities (numerator) - CapEx 2024

	CCM + CCA		Climate change mitigation (CCM) Climate change adaptation (CCA)

Economic activities:	Absolute amount (EUR million)	Percentage of investments covered	Absolute amount (EUR million)	Percentage of investments covered	Absolute amount (EUR million)	Percentage of investments covered

Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.26[1] of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of CapEx	0.22	0.02%	0.22	0.02%	0.00	0.00%

Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.27[2] of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of CapEx	62.02	4.63%	62.02	4.79%	0.00	0.00%

Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.28[3] of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of CapEx	41.90	3.13%	41.90	3.23%	0.00	0.00%

Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.29[4] of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of CapEx	1.67	0.12%	1.67	0.13%	0.00	0.00%

Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.30[5] of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of CapEx	20.98	1.57%	20.98	1.62%	0.00	0.00%

Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.31[6] of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of CapEx	16.15	1.21%	16.15	1.25%	0.00	0.00%

Amount and proportion of other Taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of CapEx	1,197.26	89.33%	1,152	88.96%	45.07	100%

Total amount and proportion of Taxonomy-aligned economic activities in the numerator of CapEx	1,340.21	100%	1,295	100%	45.07	100%

[1]	Refers to pre-commercial stages of advanced technologies to produce energy from nuclear processes with minimal waste from the fuel cycle.
[2]	Refers to construction and safe operation of new nuclear power plants, for the generation of electricity or heat, including for hydrogen production, using best-available technologies.
[3]	Refers to electricity generation from nuclear energy in existing installations.
[4]	Refers to electricity generation from fossil gaseous fuels.
[5]	Refers to high-efficiency co-generation of heat/cool and power from fossil gaseous fuels.
[6]	Refers to production of heat/cool from fossil gaseous fuels in an efficient district heating and cooling system.

Annual Report on Form 20-F 2024 | 439

About Aegon Governance and risk management Financial information Sustainability information

Template 3: Taxonomy-aligned economic activities (numerator) - turnover 2024

	CCM + CCA		Climate change mitigation (CCM) Climate change adaptation (CCA)
Economic activities:	Absolute amount (EUR million)	Percentage of investments covered	Absolute amount (EUR million)	Percentage of investments covered	Absolute amount (EUR million)	Percentage of investments covered

Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.26[1] of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of turnover	2.06	0.25%	2.06	0.25%	0.00	0.00%

Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.27[2] of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of turnover	4.54	0.55%	4.54	0.56%	0.00	0.00%

Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.28[3] of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of turnover	107.34	12.91%	107.34	13.14%	0.00	0.00%

Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.29[4] of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of turnover	0.34	0.04%	0.34	0.04%	0.00	0.00%

Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.30[5] of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of turnover	35.72	4.30%	20.91	2.56%	14.81	100.00%

Amount and proportion of Taxonomy-aligned economic activity referred to in Section 4.31[6] of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of turnover	1.39	0.17%	1.39	0.17%	0.00	0.00%

Amount and proportion of other Taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of turnover	680.33	81.80%	680.33	83.28%	0.00	0.00%

Total amount and proportion of Taxonomy-aligned economic activities in the numerator of turnover	831.72	100%	816.91	100%	14.81	100%

[1]	Refers to pre-commercial stages of advanced technologies to produce energy from nuclear processes with minimal waste from the fuel cycle.
[2]	Refers to construction and safe operation of new nuclear power plants, for the generation of electricity or heat, including for hydrogen production, using best-available technologies.
[3]	Refers to electricity generation from nuclear energy in existing installations.
[4]	Refers to electricity generation from fossil gaseous fuels.
[5]	Refers to high-efficiency co-generation of heat/cool and power from fossil gaseous fuels.
[6]	Refers to production of heat/cool from fossil gaseous fuels in an efficient district heating and cooling system.

440 |	Annual Report on Form 20-F 2024

EU Taxonomy alignment 2024

Template 4: Taxonomy-eligible but not taxonomy-aligned economic activities 2024

	CCM + CCA		Climate change mitigation (CCM) Climate change adaptation (CCA)
Economic activities:	Absolute amount (EUR million)	Percentage of investments covered	Absolute amount (EUR million)	Percentage of investments covered	Absolute amount (EUR million)	Percentage of investments covered

Amount and proportion of Taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.26[1] of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.69	0.00%	0.69	0.00%	0.00	0.00%

Amount and proportion of Taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.27[2] of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.56	0.00%	0.56	0.00%	0.00	0.00%

Amount and proportion of Taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.28[3] of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	3.66	0.02%	3.66	0.02%	0.00	0.00%

Amount and proportion of Taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.29[4] of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	54.02	0.34%	54.02	0.34%	0.00	0.00%

Amount and proportion of Taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.30[5] of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	106.06	0.67%	102.57	0.65%	3.50	100%

Amount and proportion of Taxonomy-eligible but not taxonomy-aligned economic activity referred to in Section 4.31[6] of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	6.32	0.04%	6.32	0.04%	0.00	0.00%

Amount and proportion of other Taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	15,586.73	98.91%	15,586.73	98.93%	0.00	0.00%

Total amount and proportion of Taxonomy eligible but not Taxonomy-aligned economic activities in the denominator of the applicable KPI	15,758.04	100%	15,754.55	100%	3.50	100%

[1]	Refers to pre-commercial stages of advanced technologies to produce energy from nuclear processes with minimal waste from the fuel cycle.
[2]	Refers to construction and safe operation of new nuclear power plants, for the generation of electricity or heat, including for hydrogen production, using best-available technologies.
[3]	Refers to electricity generation from nuclear energy in existing installations.
[4]	Refers to electricity generation from fossil gaseous fuels.
[5]	Refers to high-efficiency co-generation of heat/cool and power from fossil gaseous fuels.
[6]	Refers to production of heat/cool from fossil gaseous fuels in an efficient district heating and cooling system.

Annual Report on Form 20-F 2024 | 441

About Aegon Governance and risk management Financial information Sustainability information

Template 5: Taxonomy non-eligible economic activities 2024

Economic activities:	Absolute amount (EUR million)	Percentage of investments covered

Amount and proportion of economic activity referred to in row 1 of Template 1 that is Taxonomy-non-eligible in accordance with Section 4.26[1] of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	2.15	0.00%

Amount and proportion of economic activity referred to in row 2 of Template 1 that is Taxonomy-non-eligible in accordance with Section 4.27[2] of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	16.34	0.01%

Amount and proportion of economic activity referred to in row 3 of Template 1 that is Taxonomy-non-eligible in accordance with Section 4.28[3] of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	11.59	0.00%

Amount and proportion of economic activity referred to in row 4 of Template 1 that is Taxonomy-non-eligible in accordance with Section 4.29[4] of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.28	0.00%

Amount and proportion of economic activity referred to in row 5 of Template 1 that is Taxonomy-non-eligible in accordance with Section 4.30[5] of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	20.58	0.01%

Amount and proportion of economic activity referred to in row 6 of Template 1 that is Taxonomy-non-eligible in accordance with Section 4.31[6] of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	2.21	0.00%

Amount and proportion of other Taxonomy-non-eligible economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	251,850.79	99.98%

Total amount and proportion of Taxonomy-non-eligible economic activities in the denominator of the applicable KPI	251,903.94	100%

[1]	Refers to pre-commercial stages of advanced technologies to produce energy from nuclear processes with minimal waste from the fuel cycle.
[2]	Refers to construction and safe operation of new nuclear power plants, for the generation of electricity or heat, including for hydrogen production, using best-available technologies.
[3]	Refers to electricity generation from nuclear energy in existing installations.
[4]	Refers to electricity generation from fossil gaseous fuels.
[5]	Refers to high-efficiency co-generation of heat/cool and power from fossil gaseous fuels.
[6]	Refers to production of heat/cool from fossil gaseous fuels in an efficient district heating and cooling system.

442 |	Annual Report on Form 20-F 2024

ESRS Disclosure Requirements

ESRS Disclosure Requirements

ESRS disclosure requirements covered by Aegon’s Sustainability statement

The table below includes a list of the ESRS disclosure requirements that are applicable to Aegon given the outcome of the double materiality assessment and covered in the Sustainability statement. The references are linked to the pages and/or paragraphs where the related disclosures can be found. In addition to the disclosure requirements listed below, a number of ESRS disclosure requirements and/or data points are disclosed elsewhere in this Annual Report. Please see the “Incorporation by reference” table on the next page for these disclosures.

ESRS Disclosure requirement (covered by the Sustainability statement)	Reference
ESRS 2 BP-1	Basis of preparation
ESRS 2 BP-2 (10, 11, 13, 14)	Basis of preparation - Specific circumstances
ESRS 2 BP-2 (16)	ESRS Disclosure Requirements - Incorporation by reference table
ESRS 2 GOV-1 (22)	Governance - Aegon’s sustainability governance
ESRS 2 GOV-2	Governance - Aegon’s sustainability governance
ESRS 2 GOV-4	Governance - Due diligence
ESRS 2 GOV-5 (specific to sustainability reporting)	Governance - Risk management and internal controls over sustainability reporting
ESRS 2 SBM-1 (40a iii)	Human capital - Metrics table
ESRS 2 SBM-1 (42c)	Basis of preparation - Value chain
ESRS 2 SBM-2	Impact, risk, and opportunity management - Stakeholder engagement
ESRS 2 SBM-3 (except 48e)	IRO sections of:
Climate change;
Inclusion and diversity;
Human capital;
Data privacy;
Business conduct;
Responsible marketing practices
ESRS 2 IRO-1	Impact, risk, and opportunity management - Double materiality assessment process
ESRS 2 IRO-2	ESRS Disclosure Requirements - ESRS disclosure requirements covered by Aegon’s Sustainability statement
ESRS 2 IRO-2	ESRS Disclosure Requirements - Data points derived from other EU legislation
ESRS E1-1 to E1-6;E1-9 67b (except E1-4 34a)	Climate change
ESRS E1 ESRS 2 GOV-3	Climate change - Key performance indicator(s) and target(s)
ESRS E1 ESRS 2 SBM-3	Climate change - Impacts, risks and opportunities
ESRS E1 ESRS 2 IRO-1	Climate change - Impacts, risks and opportunities - Double materiality assessment process
ESRS E1 ESRS 2 MDR-P	Climate change - Policies, procedures, and commitments
ESRS E1 ESRS 2 MDR-A	Climate change - Actions (and resources)
ESRS E1 ESRS 2 MDR-M	Climate change - Metrics
ESRS E1 ESRS 2 MDR-T	Climate change - Key performance indicator(s) and target(s)
ESRS E2 ESRS 2 IRO-1	Impact, risk, and opportunity management - DMA results
ESRS E3 ESRS 2 IRO-1	Impact, risk, and opportunity management - DMA results
ESRS E4 ESRS 2 SBM-3	Impact, risk, and opportunity management - DMA results
ESRS E4 ESRS 2 IRO-1	Impact, risk, and opportunity management - DMA results
ESRS E5 ESRS 2 IRO-1	Impact, risk, and opportunity management - DMA results
ESRS S1-1 to S1-8;S1-10;S1-11;S1-13;S1-15	Human capital
ESRS S1 ESRS 2 SBM-2	Impact, risk, and opportunity management - Stakeholder engagement
ESRS S1 ESRS 2 SBM-3	Human capital - Impact, risks, and opportunities
ESRS S1 ESRS 2 MDR-P	Human capital - Policies and procedures
ESRS S1 ESRS 2 MDR-A	Human capital - Actions (and resources)
ESRS S1 ESRS 2 MDR-M	Human capital - Metrics
ESRS S1 ESRS 2 MDR-T	Human capital - Key performance indicator(s) and target(s)
ESRS S1-1;S1-4;S1-5;S1-9;S1-16;S1-17	Inclusion and diversity
ESRS S1 ESRS 2 SBM-2	Impact, risk, and opportunity management - Stakeholder engagement
ESRS S1 ESRS 2 SBM-3	Inclusion and diversity - Impact, risks, and opportunities
ESRS S2 ESRS 2 SBM-2	Impact, risk, and opportunity management - Stakeholder engagement
ESRS S2 ESRS 2 SBM-3	Inclusion and diversity - Impact, risks, and opportunities
ESRS S1 ESRS 2 MDR-P	Inclusion and diversity - Policies and procedures
ESRS S1 ESRS 2 MDR-A	Inclusion and diversity - Actions (and resources)
ESRS S1 ESRS 2 MDR-M	Inclusion and diversity - Metrics
ESRS S1 ESRS 2 MDR-T	Inclusion and diversity - Key performance indicator(s) and target(s)
ESRS S4-1 to S4-5	Data privacy
ESRS S4 ESRS 2 SBM-2	Impact, risk, and opportunity management - Stakeholder engagement
ESRS S4 ESRS 2 SBM-3	Data privacy - Impact, risks, and opportunities
ESRS S4 ESRS 2 MDR-P	Data Privacy - Policies and procedures
ESRS S4 ESRS 2 MDR-A	Data Privacy - Actions (and resources)
ESRS S4 ESRS 2 MDR-M	Data Privacy - Metrics
ESRS S4 ESRS 2 MDR-T	Data Privacy - Key performance indicator(s) and target(s)
ESRS G1-1;G1-3;G1-4	Business conduct
ESRS G1 ESRS 2 GOV-1	Governance - Aegon’s sustainability governance
ESRS G1 ESRS 2 IRO-1	Impact, risk and opportunity management - Double Materiality Assessment Process
Business conduct - Impact, risks, and opportunities
ESRS G1 ESRS 2 MDR-P	Business conduct - Policies and procedures
ESRS G1 ESRS 2 MDR-A	Business conduct - Actions (and resources)
ESRS G1 ESRS 2 MDR-M	Business conduct - Metrics
ESRS G1 ESRS 2 MDR-T	Business conduct - Key performance indicator(s) and target(s)
ESRS S4-1 to S4-5	Business conduct - Responsible marketing practices

Annual Report on Form 20-F 2024 | 443

About Aegon Governance and risk management Financial information Sustainability information

ESRS Disclosure requirement (covered by the Sustainability statement)	Reference
ESRS S4 ESRS 2 SBM-2	Impact, risk, and opportunity management - Stakeholder engagement
ESRS S4 ESRS 2 SBM-3	Responsible Marketing Practices - Impact, risks, and opportunities
ESRS S4 ESRS 2 MDR-P	Responsible Marketing Practices - Policies and procedures
ESRS S4 ESRS 2 MDR-A	Responsible Marketing Practices - Actions (and resources)
ESRS S4 ESRS 2 MDR-M	Responsible Marketing Practices - Metrics
ESRS S4 ESRS 2 MDR-T	Responsible Marketing Practices - Key performance indicator(s) and target(s)
EU Taxonomy / Art.8	EU Taxonomy Regulation

444 |	Annual Report on Form 20-F 2024

ESRS Disclosure Requirements

Incorporation by reference

In our Sustainability statement we use the option to incorporate information by referring to other parts of this Annual Report. The table below includes an overview of disclosure requirements that are referenced.

ESRS disclosure requirement (covered outside the Sustainability Statement)		Reference
Governance

ESRS 2 GOV-1	The role of the administrative, management, and supervisory bodies (19, 21, 22, 23)	Chapter Corporate governance - section Sustainability governance, section Composition of the Board and Executive Committee and the related composition table in the Report of the Board of Directors.
The Strategy section within the Report of the Board of Directors and the section Nomination and Governance Committee

ESRS 2 GOV-3	Integration of sustainability-related performance in incentive schemes (29a to 29e)	The 2024 Executive Director Remuneration Report - section Executive Director Remuneration Policy in 2024, and all sub-sections of Short-Term incentives.
section Calculation of 2024 Short-term incentive which includes a description and weighting of the performance indicators in the respective tables below.

ESRS 2 GOV-5	Risk management and internal controls over sustainability reporting - focused on the wider ERM framework (36b to 36e)	Chapter Risk management - section Risk identification and risk assessment, section Risk monitoring and reporting and section Emerging risk scan
Chapter Risk management - section Sustainability risk
Chapter Risk management - section Risk governance framework and section Governance structure including all sub-sections

Strategy, business model and value chain

ESRS 2 SBM-1	Description of significant products and services (40a(i))	Additional information - Overview per BU - Sections Overview of sales and distribution channels and Overview of business lines (Overview of Americas, Overview of United Kingdom, Overview of International and Overview of Aegon Asset Management)

ESRS 2 SBM-1	Description of significant markets and/or customer groups (40a(ii))	Additional information - Overview per BU (Overview of Americas, Overview of United Kingdom, Overview of International and Overview of Aegon Asset Management)

ESRS 2 SBM-1	Description of sustainability-related goals, significant products and/or services, and significant markets and customer group and the elements of the undertaking’s strategy that relate to or impact sustainability matters (40e to 40g)	Chapter Creating sustainable value - all sections within Creating sustainable value for our stakeholders

ESRS 2 SBM-1	Aegon’s inputs and its approach to gathering, developing, and securing those inputs (42a)	Chapter Creating sustainable value - section How we create value for our stakeholders

ESRS 2 SBM-1	Aegon’s outputs and outcomes in terms of current and expected benefits for customers, investors and other stakeholders (42b)	Chapter Creating sustainable value - section How we create value for our stakeholders

Material impacts, risks, and opportunities and their interaction with strategy and business model

ESRS 2 SBM-3	Information about the resilience of Aegon’s strategy and business model regarding its capacity to address its material impacts and risks and to take advantage of its material opportunities (48f)	Chapter TCFD - section Climate resilience including only the qualitative narrative of the sub-sections up until the section of Risk Management.

Process to identify and assess material impacts, risks and opportunities

ESRS 2 IRO-1	How Aegon prioritizes sustainability-related risks relative to other types of risks, including its use of risk-assessment tools (53c(iii))	Chapter Risk Management - section Sustainability risk

ESRS 2 IRO-1	The extent to which and how the process to identify, assess and manage impacts, risks and opportunities is integrated into Aegon’s overall risk management process and used to evaluate Aegon’s overall risk profile and risk management processes (53e, 53f)	Chapter Risk management - section Risk identification and risk assessment, section Risk monitoring and reporting, section Emerging risk scan and section Sustainability risk

Climate change

ESRS 2 SBM-3 (E1)	Resilience analysis (19a, AR6, 19b, AR7(a), AR7(b), AR7(c), 19c, AR8(a), AR8(b)	Chapter TCFD - section Climate resilience including only the qualitative narrative of the sub-sections up until the section of Risk Management.

ESRS 2 IRO-1 (E1)	The identification and assessment of climate-related hazards (20b(i), 20b(ii), AR11a, AR11b, AR11c, AR11d)	Chapter TCFD - section Risk identification and all sub- sections of the Portfolio level climate risk scenario analysis

ESRS 2 IRO-1 (E1)	The identification and assessment of climate-related transition events (20c(i), 20c(ii), AR12a, AR12b, AR12c)	Chapter TCFD - section Risk identification and all sub- sections of the Portfolio level climate risk scenario analysis

ESRS 2 IRO-1 (E1)	Usage of climate-related scenario analysis, including a range of climate scenarios, to inform the identification and assessment of physical risks and transition risks and opportunities (21, AR13a, AR13b, AR13c, AR13d)	Chapter TCFD - section Risk identification and all sub- sections of the Portfolio level climate risk scenario analysis

ESRS E1-9	Assessment of the anticipated financial effects for assets and business activities at material physical risk, including the scope of application, time horizons, calculation methodology, critical assumptions and parameters and limitations of the assessment (AR69(a), AR69(b))	Chapter TCFD - all sub-sections of the Asset level physical and transition climate risk analysis

Annual Report on Form 20-F 2024 | 445

About Aegon Governance and risk management Financial information Sustainability information

ESRS disclosure requirement (covered outside the Sustainability Statement)		Reference

ESRS E1-9	Assessment of the potential effects on future financial performance and position for assets and business activities at material transition risk, including the scope of application, calculation methodology, critical assumptions and parameters, and limitations of the assessment (AR72 (a), AR72 (b))	Chapter TCFD - all sub-sections of the Asset level physical and transition climate risk analysis

Business conduct

ESRS 2 GOV-1 (G1)	The role of the administrative, management, and supervisory bodies related to business conduct (5)

Chapter Corporate governance - section Sustainability governance, section Composition of the Board and Executive Committee

The Strategy section within the Report of the Board of Directors and the section Nomination and Governance Committee

446 |	Annual Report on Form 20-F 2024

ESRS Disclosure Requirements

Phased-in and omissions

For certain disclosure requirements, ESRS allows for a three-year phased-in approach when it is impracticable to prepare the disclosures. For other requirements, information can be omitted for the first year of implementation. An overview of disclosures where Aegon makes use of these options is presented in the table below. Aegon did not use the option to omit classified or sensitive information or information relating to intellectual property, know-how, or results of innovation. Aegon did not make use of the exception to disclose impending developments or matters in the course of negotiation, as provided for in articles 19a(3) and 29a(3) of Directive 2013/34/EU.

ESRS Disclosure requirement	Specific disclosure	Status Aegon	Reason to (partially) exclude information	Action plan	Expected year of (full) disclosure

ESRS 1 - 10.2	Transitional provision related to (ESRS) Chapter 5 Value chain	Aegon has assessed the material IROs with regards to its value chain. Due to data limitations, it could only partially include relevant information in this Annual Report to address these IROs. Refer to the tables under the “Impacts, risks, and opportunities” sections under each material topic to see where Aegon applies the phased-in option.	Due to data limitations on parts of our value chain. ESRS allows a phased-in to exclude this information for the first three years, in the event that not all the necessary information regarding its upstream or downstream value chain is available (also referring to ESRS 1 - 10.2).	Aegon will start engaging with business partners in 2025 to identify relevant indicators and information to address the IROs.	2026

ESRS 2 SBM-1 - 40b	A breakdown of total revenue, as included in its financial statements, by significant ESRS sectors.	No progress as ESRS sector classification is not yet available. Aegon already provides segment reporting as required by IFRS 8 Operating segments in the financial statements (note 5).	The European Commission has not yet finalised the ESRS sector classification, therefore Aegon is not able to report on this. ESRS allows to omit this information for the first year.	Once the ESRS sector classification is available Aegon can start preparing for this disclosure.	Depending on the release date of the ESRS sector classification.

ESRS 2 SBM-3 - 48e	The anticipated financial effects of the undertaking’s material risks and opportunities on its financial position, financial performance and cash flows over the short-, medium- and long-term, including the reasonably expected time horizons for those effects.	Aegon has assessed material IROs primarily based on qualitative data inputs. As we mature in our DMA approach, we expect more quantitative input to become available to quantify the effects.	ESRS allows to omit this information for the first year and also to report only qualitative disclosures for the first three years if it is impracticable to prepare quantitative disclosures.	Aegon will move towards a more quantitative approach to assess material IROs as more (reliable market) data becomes available.	2026

S1-13 Training and skills development metrics	The average number of training hours per employee and by gender.	Aegon has not yet included this information in the Annual Report.	ESRS allows to omit this information for the first year.	Aegon is in the process of clearly defining the scope of this indicator and will implement a process to collect the data.	2025

S2-1 to S2-5 Value chain workers	Policies, actions, and targets relating to IROs linked value chain workers. Processes for engaging with value chain workers, processes to remediate any negative impacts, and channels to raise concerns.	This relates to the opportunity Aegon identified for the sub-topic diversity, whereby the independent agents of Transamerica’s retail distribution channel World Financial Group are in scope.	Due to data limitations on this part of our value chain. ESRS allows a phased-in to exclude this information for the first three years, in the event that not all the necessary information regarding its upstream or downstream value chain is available (also referring to ESRS 1 - 10.2).	Aegon will start engaging with business partners in 2025 to identify relevant indicators and information to address the IROs.	2026

Annual Report on Form 20-F 2024 | 447

About Aegon Governance and risk management Financial information Sustainability information

ESRS Disclosure requirement	Specific disclosure	Status Aegon	Reason to (partially) exclude information	Action plan	Expected year of (full) disclosure

E1-4 34a Targets related to climate change mitigation and adaptation	GHG emission reduction targets shall be disclosed in absolute value (either in tCO2e or as a percentage of the emissions of a base year) and, where relevant, in intensity value.	Aegon set reduction targets for the investment portfolio (scope 3) based on intensity value in line with market practice within the financial industry.	Due to data limitations on this part of our value chain. ESRS allows a phased-in to exclude information for the first three years, in the event that not all the necessary information regarding its upstream or downstream value chain is available (also referring to ESRS 1 - 10.2, specifically paragraph 133a).	Aegon will continue to monitor EFRAG guidance on this topic and based on this prepare for additional disclosures.	2026

E1-9 Anticipated financial effects from material physical and transition risks and potential climate-related opportunities	Anticipated financial effects from material physical and transition risks and potential climate-related opportunities	Aegon has partially included this information in the Annual Report. Total carrying amount of real estate assets by energy efficiency classes (ESRS E1-9, 67b) is included in the metrics table under the “Climate change” section. For our qualitative analysis of climate change effects, refer to the “Climate resilience” section of the TCFD in this Annual Report.	Aegon takes a phased approach for the full implementation of this requirement as more market data will become available in the coming years. ESRS allows to omit this information for the first year and also to report only qualitative disclosures for the first three years if it is impracticable to prepare quantitative disclosures.	Aegon will continue to monitor data availability to fulfill this disclosure requirement in the coming years.	2026

448 |	Annual Report on Form 20-F 2024

ESRS Disclosure Requirements

Data points derived from other EU legislation

The following table includes data points derived from other EU legislation. For each data point, it is specified which EU regulation is applicable, if the data point is material for Aegon and where the information can be found in the Annual Report, if material.

Relevant EU legislation
	SFDR reference	Pillar 3 reference	Benchmark Regulation reference	EU Climate Law reference	Material for Aegon	Reference

ESRS 2 GOV-1 Board’s gender diversity, paragraph 21(d)	Yes	N/A	Yes	N/A	Yes	Report of the Board of Directors - Table included in the Composition of the Board section

ESRS 2 GOV-1 Percentage of board members who are independent, paragraph 21(e)	N/A	N/A	Yes	N/A	Yes	Report of the Board of Directors - Table included in the Composition of the Board section

ESRS 2 GOV-4 Statement on due diligence, paragraph 32	Yes	N/A	N/A	N/A	Yes	Governance - Due diligence

ESRS 2 SBM-1 Involvement in activities related to fossil fuel activities, paragraph 40(d)i	Yes	Yes	Yes	N/A	No	N/A

ESRS 2 SBM-1 Involvement in activities related to chemical production, paragraph 40(d)ii	Yes	N/A	Yes	N/A	No	N/A

ESRS 2 SBM-1 Involvement in activities related to controversial weapons, paragraph 40(d)iii	Yes	N/A	Yes	N/A	No	N/A

ESRS 2 SBM-1 Involvement in activities related to cultivation and production of tobacco, paragraph 40(d)iv	N/A	N/A	Yes	N/A	No	N/A

ESRS E1-1 Transition plan to reach climate neutrality by 2050, paragraph 14	N/A	N/A	N/A	Yes	Yes	Climate change - Actions (and resources)

ESRS E1-1 Undertakings excluded from Paris-aligned Benchmarks, paragraph 16(g)	N/A	Yes	Yes	N/A	No	N/A

ESRS E1-4 GHG emission reduction targets, paragraph 34	Yes	Yes	Yes	N/A	Yes	Climate change - Key performance indicator(s) and target(s)

ESRS E1-5 Energy consumption from fossil sources disaggregated by sources (only high climate impact sectors), paragraph 38	Yes	N/A	N/A	N/A	No	N/A

ESRS E1-5 Energy consumption and mix, paragraph 37a	Yes	N/A	N/A	N/A	Yes	Climate change - Metrics

ESRS E1-5 Energy intensity associated with activities in high climate impact sectors, paragraphs 40 to 43	Yes	N/A	N/A	N/A	No	N/A

ESRS E1-6 Gross scope 1, 2 and 3 and Total GHG emissions, paragraph 44	Yes	Yes	Yes	N/A	Yes	Climate change - Metrics

ESRS E1-6 Gross GHG emissions intensity, paragraphs 53 to 55	Yes	Yes	Yes	N/A	Yes	Climate change - Metrics

ESRS E1-7 GHG removals and carbon credits, paragraph 56	N/A	N/A	N/A	Yes	No	N/A

ESRS E1-9 Exposure of the benchmark portfolio to climate-related physical risks, paragraph 66	N/A	N/A	Yes	N/A	Yes	Phased-in

ESRS E1-9 Disaggregation of monetary amounts by acute and chronic physical risk paragraph 66 (a) ESRS	N/A	Yes	N/A	N/A	No	N/A

E1-9 Location of significant assets at material physical risk, paragraph 66(c).

ESRS E1-9 Breakdown of the carrying value of its real estate assets by energy-efficiency classes, paragraph 67(c).	N/A	Yes	N/A	N/A	No	N/A

ESRS E1-9 Degree of exposure of the portfolio to climate related opportunities, paragraph 69	N/A	N/A	Yes	N/A	No	N/A

ESRS E2-4 Amount of each pollutant listed in Annex II of the E PRTR Regulation (European Pollutant Release and Transfer Register) emitted to air, water and soil, paragraph 28	Yes	N/A	N/A	N/A	No	N/A

ESRS E3-1 Water and marine resources, paragraph 9	Yes	N/A	N/A	N/A	No	N/A

ESRS E3-1 Dedicated policy, paragraph 13	Yes	N/A	N/A	N/A	No	N/A

ESRS E3-1 Sustainable oceans and seas, paragraph 14	Yes	N/A	N/A	N/A	No	N/A

ESRS E3-4 Total water recycled and reused, paragraph 28c	Yes	N/A	N/A	N/A	No	N/A

Annual Report on Form 20-F 2024 | 449

About Aegon Governance and risk management Financial information Sustainability information

Relevant EU legislation
	SFDR reference	Pillar 3 reference	Benchmark Regulation reference	EU Climate Law reference	Material for Aegon	Reference

ESRS E3-4 Total water consumption in m3 per net revenue on own operations, paragraph 29	Yes	N/A	N/A	N/A	No	N/A

ESRS 2- SBM 3 - E4, paragraph 16(a)I	Yes	N/A	N/A	N/A	No	N/A

ESRS 2- SBM 3 - E4, paragraph 16(b)	Yes	N/A	N/A	N/A	No	N/A

ESRS 2- SBM 3 - E4, paragraph 16(c)	Yes	N/A	N/A	N/A	No	N/A

ESRS E4-2 Sustainable land / agriculture practices or policies, paragraph 24 (b)	Yes	N/A	N/A	N/A	No	N/A

ESRS E4-2 Sustainable oceans / seas practices or policies, paragraph 24(c)	Yes	N/A	N/A	N/A	No	N/A

ESRS E4-2 Policies to address deforestation, paragraph 24(d)	Yes	N/A	N/A	N/A	No	N/A

ESRS E5-5 Non-recycled waste, paragraph 37(d)	Yes	N/A	N/A	N/A	No	N/A

ESRS E5-5 Hazardous waste and radioactive waste, paragraph 39	Yes	N/A	N/A	N/A	No	N/A

ESRS 2- SBM3 - S1 Risk of incidents of forced labour, paragraph 14(f)	Yes	N/A	N/A	N/A	No	N/A

ESRS 2- SBM3 - S1 Risk of incidents of child labour, paragraph 14(g)	Yes	N/A	N/A	N/A	No	N/A

ESRS S1-1 Human rights policy commitments, paragraph 20	Yes	N/A	N/A	N/A	Yes	Governance - Human Rights

ESRS S1-1 Due diligence policies on issues addressed by the fundamental International Labor Organisation Conventions 1 to 8, paragraph 21	N/A	N/A	Yes	N/A	Yes	Governance - Human Rights

ESRS S1-1 processes and measures for preventing trafficking in human beings, paragraph 22	Yes	N/A	N/A	N/A	No	N/A

ESRS S1-1 workplace accident prevention policy or management system, paragraph 23	Yes	N/A	N/A	N/A	No	N/A

ESRS S1-3 grievance/complaints handling mechanisms, paragraph 32(c)	Yes	N/A	N/A	N/A	Yes	Inclusion and diversity - Policies & Procedures - Approach to discrimination & harassment Human capital - Channels to raise concern

ESRS S1-14 Number of fatalities and number and rate of work-related accidents, paragraph 88(b) and (c)	Yes	N/A	Yes	N/A	No	N/A

ESRS S1-14 Number of days lost to injuries, accidents, fatalities or illness, paragraph 88(e)	Yes	N/A	N/A	N/A	No	N/A

ESRS S1-16 Unadjusted gender pay gap, paragraph 97(a)	Yes	N/A	Yes	N/A	Yes	Inclusion and diversity - Metrics

ESRS S1-16 Excessive CEO pay ratio, paragraph 97(b)	Yes	N/A	N/A	N/A	Yes	Inclusion and diversity - Metrics

ESRS S1-17 Incidents of discrimination, paragraph 103(a)	Yes	N/A	N/A	N/A	Yes	Inclusion and diversity - Metrics

ESRS S1-17 Non respect of UNGPs on Business and Human Rights and OECD Guidelines, paragraph 104(a)	Yes	N/A	Yes	N/A	No	N/A

ESRS 2- SBM3 – S2 Significant risk of child labour or forced labour in the value chain, paragraph 11(b)	Yes	N/A	N/A	N/A	No	N/A

ESRS S2-1 Human rights policy commitments, paragraph 17	Yes	N/A	N/A	N/A	No	N/A

ESRS S2-1 Policies related to value chain workers, paragraph 18	Yes	N/A	N/A	N/A	No	N/A

ESRS S2-1 Non respect of UNGPs on Business and Human Rights principles and OECD guidelines, paragraph 19	Yes	N/A	Yes	N/A	No	N/A

ESRS S2-1 Due diligence policies on issues addressed by the fundamental International Labor Organisation Conventions 1 to 8, paragraph 19	N/A	N/A	Yes	N/A	No	N/A

ESRS S2-4 Human rights issues and incidents connected to its upstream and downstream value chain, paragraph 36	Yes	N/A	N/A	N/A	No	N/A

ESRS S3-1 Human rights policy commitments, paragraph 16	Yes	N/A	N/A	N/A	No	N/A

ESRS S3-1 Non-respect of UNGPs on Business and Human Rights, ILO principles or OECD guidelines, paragraph 17	Yes	N/A	Yes	N/A	No	N/A

ESRS S3-4 Human rights issues and incidents, paragraph 36	Yes	N/A	N/A	N/A	No	N/A

450 |	Annual Report on Form 20-F 2024

ESRS Disclosure Requirements

Relevant EU legislation
	SFDR reference	Pillar 3 reference	Benchmark Regulation reference	EU Climate Law reference	Material for Aegon	Reference

ESRS S4-1 Policies related to consumers and end- users, paragraph 16	Yes	N/A	N/A	N/A	No	N/A

ESRS S4-1 Non-respect of UNGPs on Business and Human Rights and OECD guidelines, paragraph 17	Yes	N/A	Yes	N/A	No	N/A

ESRS S4-4 Human rights issues and incidents, paragraph 35	Yes	N/A	N/A	N/A	No	N/A

ESRS G1-4 Fines for violation of anti-corruption and anti-bribery laws, paragraph 24(a)	Yes	N/A	Yes	N/A	Yes	Business conduct - Metrics

ESRS G1-4 Standards of anti-corruption and anti- bribery, paragraph 24(b)	Yes	N/A	N/A	N/A	Yes	Business conduct - Metrics

Annual Report on Form 20-F 2024 | 451

About Aegon Governance and risk management Financial information Sustainability information

Disclosure by segment

The table below provides an overview of which business segments are covered by the material topic indicators in this Annual Report.

Indicators per material topic	Segment

Climate change
Investment footprint	●	●	●	●	–	●
Operational footprint and energy consumption	●	●	●	●	●	●

Human capital

Direct employees and non-employee workers	●	●	●	●	●	●

New employees, leavers, and turnover	●	●	●	●	●	●

Social protection and adequate wage	●	●	●	●	●	●

Absenteeism	●	●	●	●	●	●

Family-related leave	●	●	●	●	●	●

Employee engagement	●	●	●	●	●	●

Collective bargaining	●	●	●	●	●	●

Training and skills development	●	●	●	●	●	●

Inclusion and diversity

Diversity	●	●	●	●	●	●

Work-related complaints and incidents	●	●	●	●	●	●

Diversity among senior management	●	●	●	●	●	●

Gender pay gap	●	●	●	●	●	●

Data privacy

Data privacy training	●	●	●	●	●	●

Information security training and phishing-awareness	●	●	●	●	●	●

Business conduct

Code of conduct attestation	●	●	●	●	●	●

Policy compliance and Systematic Integrity Risk Assessment	●	●	●	●	●	●

Fraudulent activity	●	●	●	●	●	●

Significant mis-selling fines	●	●	●	●	–	●

Pricing and product development (policy compliance)	●	●	●	–	–	●

Customer satisfaction (NPS)	●	●	–	–	–	●

Customer complaints	●	●	●	–	–	●

●  reported

●  not reported

–   not applicable

452 |	Annual Report on Form 20-F 2024

Additional information

Additional information

Introduction

This section contains sustainability-related information that Aegon chooses to disclose in addition to the disclosures made in accordance with the ESRS in the Sustainability statement. It contains information on the sustainability- related commitments that Aegon made to various initiatives, including the TCFD. It also contains a number of metrics which are not mandatory, but still considered relevant for our sustainability benchmarks and ratings.

Our commitments

Aegon adopts over-arching and sector-specific global sustainability frameworks and initiatives to align with and report against its sustainability strategy, policies, and performance.

We understand that we cannot achieve our sustainability ambitions on our own. We are therefore contributing towards a number of over-arching international initiatives, including the United Nations Global Compact (UNGC), United Nations Sustainable Development Goals (SDGs), and the Task Force on Climate-related Financial Disclosures (TCFD).

These initiatives guide our internal practices and policies and help shape our overall approach to sustainability.

In addition, Aegon has signed up and committed to sector-specific initiatives, including the UNEP-FI Principles for Sustainable Insurance (PSI), the Principles for Responsible Investment (PRI), and the Net-Zero Asset Owner Alliance (NZAOA).

A complete list of our commitments is available on our website.

Net-Zero Asset Owner Alliance

Aegon became a member of the Net-Zero Asset Owner Alliance in 2021. The NZAOA is a UN-convened group of institutional investors committed to transitioning their portfolios to net-zero greenhouse gas emissions by 2050. As a member, we have committed to transitioning our general account investment portfolio1 to net-zero greenhouse gas (GHG) emissions by 2050, with clear medium-term targets for 2025 and 2030. For more information on these targets, including our targets for 2030 that were announced in 2024, please see the Climate change section of the Sustainability statement.

United Nations Global Compact

In 2021, Aegon became a signatory of the UNGC, thereby committing to implement universal sustainability principles in human rights, labor, environment, and anti-corruption, as well as taking steps to support the UN goals, currently the SDGs. As a signatory, Aegon is committed to disclosing its progress annually via a Communication on Progress (COP) submission, our 2024 report can be accessed through www.unglobalcompact.org.

United Nations Sustainable Development Goals

In 2015, the United Nations adopted 17 Sustainable Development Goals (SDGs). These goals cover poverty reduction, education, gender equality, climate change, and health. Accompanying each of these goals is a series of targets and indicators.

In 2024 we revisited our contribution to SDGs and their targets. The table below provides a mapping of our actions against nine SDGs and their relevant targets.

At Aegon, we are committed to supporting the UN SDGs, both as a financial services provider and as an investor. We recognize that sustainable development is in the long-term interest of business and the global economy. However, a sustainable future for people and the planet will not be attainable without cooperation between the public and private sectors.

[1]

The general account portfolio consists of assets where Aegon can make investment decisions, considering Aegon’s legal obligations of Aegon as prescribed by local laws and regulations. A similar approach applies to selected investments where Aegon Asset Management, in its capacity as manager, makes the investment decisions. For discretionary investments for the account of third-parties and off-balance sheet investments, the investment decisions are driven by the relevant third-parties and Aegon’s legal and/or fiduciary obligations, as prescribed by local laws and regulations.

Annual Report on Form 20-F 2024 | 453

About Aegon Governance and risk management Financial information Sustainability information

SDG		SDG target	Aegon’s contribution

Good health and wellbeing Ensure healthy lives and promote wellbeing for all at all ages.

Target 3.4 By 2030, reduce by one third premature mortality from non-communicable diseases through prevention and treatment and promote mental health and well-being.

Target 3.a Strengthen the implementation of the World Health Organization Framework Convention on Tobacco Control (WHO FCTC) in all countries, as appropriate.

Aegon excludes investments in tobacco production which aligns with WHO FCTC through the Tobacco-Free Finance Pledge. Moreover, Aegon Spain offers an insurance policy with breast cancer coverage that guarantees the policyholders a fixed capital of €30,000 in the event of a diagnosis of this disease, even in its initial phase. In addition, it includes home help, psychological support, and an international second medical opinion. MAG Seguros, owned at 59.2% by Aegon, has a line of products aimed at those with chronic diseases but have a healthy lifestyle. This includes people who are hypertensive, obese, have diabetes, HIV, or even cancers (breast, prostate, and non-melanoma skin).

	Gender equality Achieve gender equality and empower all women and girls.	Target 5.5 Ensure women’s full and effective participation and equal opportunities for leadership at all levels of decision-making in political, economic and public life.	The number of women in senior management positions at Aegon increased from 32% in 2020, to 39% in 2024.

	Affordable and clean energy Ensure access to affordable, reliable, sustainable, and modern energy for all.	Target 7.2 Increase substantially the share of renewable energy in the global energy mix. Target 7.3 Double the global rate of improvement in energy efficiency.

In 2024, the Cedar Rapids Community Solar Garden opened and is generating renewable energy for Transamerica. The solar garden produces enough energy in 2024 to cover all of Transamerica and Aegon Asset Management’s energy needs in the United States.

In 2024, renewable energy represents 68% of our total electricity usage.

	Decent work and economic growth Promote sustained, inclusive and sustainable economic growth, full and productive employment and decent work for all.	Target 8.7 Take immediate and effective measures to eradicate forced labor, end modern slavery and human trafficking, and secure the prohibition and elimination of the worst forms of child labor.

In 2024, we carried out our biennial Human Rights Risk Assessment (HRRA). Aegon also annually assesses ethics and culture via the Systematic Integrity Risk Assessments (SIRA), part of which is to ensure it does not directly or indirectly violate the principles in the Code of Conduct and our core values. 2024 SIRA results indicate adequate controls are in place and residual risk is minimal in terms of non-compliance with the Code of Conduct and underlying procedures. The findings from these assessments indicate that the operating environment of most Aegon units poses little or no significant human rights risk.

Further, our Group Responsible Investment Policy excludes from its investments any companies involved in the development, production, maintenance, or trade of controversial weapons, including nuclear weapons for non-nuclear-weapon states, and those with significant stakes in such companies. Additionally, Aegon avoids investing in countries that systematically breach human rights, are involved in money laundering, terrorism financing, or are linked to sanctioned entities, as well as any companies based in Russia or Belarus. Our Vendor Code of Conduct upholds clauses on eliminating forced or compulsory labor.

	Reduced inequalities Reduce inequality within and among countries.	Target 10.2 Empower and promote the social, economic and political inclusion of all, irrespective of age, sex, disability, race, ethnicity, origin, religion or economic or other status.

We adhere to leading standards and benchmarks in our markets to ensure best practice on inclusion and diversity. For example, Aegon is a member of Workplace Pride (WPP), which is an international platform for LGBTQIA+ inclusion in the workplace.

Further, 23 Employee Resource Groups (ERGs) exist across all countries providing Aegon employees a space to address topics of interest and promote employee engagement on issues of company culture and direction.

	Responsible Consumption and Production Ensure sustainable consumption and production patterns.	Target 12.6 Encourage companies, especially large and transnational companies, to adopt sustainable practices and to integrate sustainability information into their reporting cycle.

Aegon continues to assess suppliers using the EcoVadis methodology, which aims to measure the quality of a company’s sustainability management system through its policies and actions.

In 2024, total Aegon spend with in-scope suppliers assessed for ESG performance represented 75.3% (80.2% in 2023).

Aegon continues to include sustainability related information in its Annual Report and management reporting cycle.

Climate action Take urgent action to combat climate change and its impacts.

Target 13.1 Strengthen resilience and adaptive capacity to climate-related hazards and natural disasters in all countries.

Target 13.2 Integrate climate change measures into national policies, strategies, and planning.

We have reduced the weighted average carbon intensity (WACI) of our corporate fixed income and listed equity general account assets by 52% against our 2029 baseline, surpassing our 2025 goal of 25% reduction. Moreover, Aegon has also achieved a 75% reduction of its absolute operational carbon emissions (scope 1 and 2) in 2024 against the 2019 baseline.

By the end of 2024, we also invested USD 2.7 billion in activities to help mitigate climate change or adapt to the associated impacts, achieving our goal of USD 2.5 billion by 2025.

In 2024, Aegon committed to the following 2030 targets:

Reduce the weighted average carbon intensity of Aegon’s corporate fixed income and listed equity general account assets by 50% against a 2019 baseline.

Reduce its absolute operational carbon emissions (scope 1 and 2) by 75% against the 2019 baseline.

An additional USD 1 billion in active investments in climate solutions, which will bring the total investment scope, on top of our 2025 target, to USD 3.5 billion.

Peace, justice, and strong institutions Promote peaceful and inclusive societies for sustainable development, provide access to justice for all and build effective, accountable and inclusive institutions at all levels.

Target 16.1 Significantly reduce all forms of violence and related death rates everywhere.

Target 16.4 By 2030, significantly reduce illicit financial and arms flows, strengthen the recovery and return of stolen assets, and combat all forms of organized crime.

Target 16.6 Develop effective, accountable and transparent institutions at all levels.

Aegon excludes companies involved in controversial weapons. Our Group Responsible Investment Policy aligns with reducing illicit financial flows and promotes transparency in investment practices.

	Partnerships for the Goals Strengthen the means of implementation and revitalize the Global Partnership for Sustainable Development.	Target 17.14 Enhance policy coherence for sustainable development.

Aegon aligns its policies with international sanctions and human rights standards. Aegon publishes an Annual Report that includes financial performance, governance, environmental, and social factors, including how Aegon performs stakeholder engagement. Aegon is a member of the NZAOA, a signatory to the PRI, a signatory of the UNGC and one of the founding signatories of the UNEP-FI PSI.

Further, by following TCFD guidelines, Aegon ensures transparency in how climate change impacts its financial performance and strategy. This helps investors make informed decisions and supports global efforts to mitigate climate change.

454 |	Annual Report on Form 20-F 2024

Our commitments

UNEP-FI Principles for Sustainable Insurance

Aegon is one of the founding signatories of the UNEP-FI PSI. The PSI aims to make sure sustainability becomes “business as usual.” The PSI comprises four basic principles.

As a signatory, Aegon reports annually on the actions taken to implement the PSI’s four principles on its website. The following table summarizes actions taken towards implementing the principles in 2024.

Principles	Our Goals	Our progress

1. We will embed in our decision-making environmental, social, and governance (ESG) issues relevant to the insurance business.	Streamline the group-wide sustainability governance.

◾ Aegon’s Board of Directors has ultimate oversight over sustainability. Advice on Aegon’s sustainability approach is provided by the Global Sustainability Board (GSB). The GSB membership includes a set of material topic owners who provide expertise, and lead on each of our material sustainability matters. In addition, a CSRD Working Group has been established to coordinate the overarching approach to our material sustainability matters and provide quarterly progress updates to the GSB. The Working Group is chaired by the Global Head of Corporate Sustainability, supported by the Corporate Sustainability team, and membership consists of Sustainability Reporting and Risk Governance plus delegates of material topic owners and Local Sustainability Chairs.

◾ In 2024, we established the Operational Footprint Working Group, which is responsible for the practical implementation and monitoring of Aegon’s sustainability initiatives related to the operational footprint, and providing quarterly progress updates to the GSB.

	Integrate ESG issues into key stakeholder discussions, decision-making, risk management, underwriting, and capital adequacy decision-making processes.	◾ In 2024, Aegon identified its most relevant affected stakeholders and users of its Sustainability statement, based on their relevance or importance in the value chain and their knowledge of specific topics or aspects of Aegon’s business. Stakeholder consultation is an ongoing process and, as such, views from both 2023 and 2024 engagement activities were incorporated into the stakeholder perspectives during the Double Materiliaty Assessment (DMA) process.

Develop products and services which reduce risk, have a positive impact on ESG issues, and encourage better risk management.

◾ In 2024, Transamerica launched My Life Access: an online portal for customers to access their life insurance products and policies online without having to contact a call center. The portal aims to make products and information more accessible for financial services consumers and intermediaries. In addition, Transamerica launched the Final Expense Express solution which takes customers from quote to policy in as little as ten minutes, supporting access to affordable protection.

◾ In 2024, Aegon UK launched Aegon Digital Experience (ADX), a new set of online journeys that provide a smoother experience for advisers, their customers and employers. In addition, educational videos were added to the Aegon UK app, and consumer-facing content was made available via Pension Geeks, Aegon UK’s retirement education initative aimed at raising awareness about how best to prepare for retirement.

◾ From 2024, Aegon AM offers a variety of responsible investment products (classified as either Article 8 or 9 under SFDR). This includes ESG funds, such as the US High Yield and European ABS funds. It also includes climate transition funds such as the Global Short Dated Climate Transition and Global Short Dated High Yield Climate Transition fund, which invest in companies with credible plans to transition to a low carbon economy. Additionally, Aegon AM also provides sustainable funds, including the Global Sustainable Sovereign Bond and Sustainable Equity funds, which focus on companies aligned with sustainable economic activities or the Sustainable Development Goals. Impact investing options are also available, such as the Renewable Infrastructure Debt and Global Equity Impact Fund, which target projects with measurable social or environmental impact.

Establish processes to identify and assess ESG issues inherent in the portfolio and be aware of potential ESG-related consequences of the company’s transactions.

◾ Aegon continued working with Ortec Finance in 2024 to perform a systematic climate risk assessment for the general and separate account assets of all business units within Aegon.

◾ Aegon has dedicated policies and procedures to support privacy compliance at both company and business unit level. Our policies are updated at predefined intervals and are supported by a strong privacy control framework to support ongoing measurement of privacy maturity. Regular audits are conducted to assess compliance with relevant laws, regulations, and policies, as well as the Aegon Privacy Control Framework and its governance.

◾ In 2024, we updated our Group Responsible Investment Policy as part of Aegon’s annual review process. The revised policy will see Aegon taking steps to broaden its engagements with investee companies in its general account. Separately, we also began norms-based engagement with companies that are in breach of the UN Global Compact Principles.

◾ Aegon recognizes the risks associated with biodiversity loss and its impact on climate change. Recognizing that our investment activities can contribute to key drivers of biodiversity loss through the companies in which we invest, in 2024 Aegon started to exclude issuers generating 5% or more of their revenue from palm oil production and/or distribution, as these activities are key drivers of biodiversity loss.

Annual Report on Form 20-F 2024 | 455

About Aegon Governance and risk management Financial information Sustainability information

Principles	Our Goals	Our progress

2. We will work together with our clients and business partners to raise awareness of ESG issues, manage risk and develop solutions.	Establish the company’s expectations and requirements on ESG issues.

◾ Aegon’s sustainability approach set clear expectations and requirements for the company’s material sustainability matters. The sustainability approach is guided by a robust governance structure ensuring alignment with Aegon’s sustainability goals across the business.

◾ In 2024, as part of our annual review, we updated our Group Responsible Investment Policy, which outlines Aegon’s net-zero commitments and exclusion criteria for certain activities considered to have significant adverse impacts on climate change. It applies to the general account assets of all Aegon business units, regardless of whether they are internally or externally managed.

◾ In 2024, Aegon achieved a number of key sustainability targets and goals, including reducing the weighted average carbon intensity (WACI) of its corporate fixed income and listed equity general account assets. The reduction of the WACI exceeded the 2025 WACI target of 25%. Additionally, Aegon met its target to invest USD 2.5 billion in climate change mitigation and adaptation activities by 2025, engaged with the top 20 corporate carbon emitters in its portfolio, and significantly reduced the scope 1 and 2 carbon intensity of its directly held real estate investments, well above the 2025 target of 25%. The next phase of Aegon’s sustainability ambitions covers the period from 2025 to 2030.

Integrate ESG issues into tender, and selection processes for suppliers.

◾ We integrate all applicable laws, regulations, and ethical business practices into our selection process for vendors and apply a risk-based approach to assess performance and compliance with these minimum standards and preferred behaviors.

◾ In 2024, we continued to mature our climate-related supply chain strategy by adding disclosures of supplier greenhouse gas (GHG) emissions to our overall emissions reporting. This enhancement is coupled with our ongoing focus on other supplier-related sustainability topics across our businesses.

◾ Of the 50 Aegon UK partners who responded to a questionnaire covering the 12 months until the end of Q3 2024, 75% were found to have a net-zero transition plan in place. Aegon UK business also maintains GHG emissions inventories for its key suppliers and uses this information to rank its suppliers, with the aim of engaging with lower-scoring suppliers on their net-zero transition plans and inclusion and diversity strategies.

Support the inclusion of ESG issues in professional education, and ethical standards in the insurance industry.

◾ In 2024, Aegon continued to roll out our Sustainability Academy, which provides employees and leaders with webinars and e-learnings designed to increase employees’ awareness and understanding of sustainability to support our sustainability ambitions.

◾ In February 2024, the Empower Women in Insurance (EWI) Network recognized Aegon Spain CEO as the “Male figure most committed to gender equality”. Presented during Insurance Week in Spain, the award underscores Aegon Spain’s contribution to the EWI Network - an initiative open to anyone in the Spanish insurance industry who wants to drive progress on gender equality.

◾ Aegon is a member of Workplace Pride, a non-governmental organization dedicated to improving the lives and working conditions of LGBTQIA+ people in the workplace. In 2024, Aegon was awarded Ambassador status for the sixth consecutive year.

456 |	Annual Report on Form 20-F 2024

Our commitments

Principles	Our Goals	Our progress

3. We will work together with governments, regulators and other key stakeholders to promote widespread action across society on ESG issues.	Advocate for issues and initiatives that benefit our customers, employees, wider society, and our businesses.

◾ Our Global Government & Public Affairs department works to support regulators and lawmakers by advocating worldwide for access to insurance and financial services, opportunities for flexible employment in old age, and government planning for citizens in an era of increasing longevity.

◾ As part of our purpose of Helping people live their best lives, we invest around EUR 10 million annually in community projects around the world. For instance, following the devastating flooding concentrated around Valencia on the eastern coast of Spain in November 2024, we have assisted our customers who have been impacted. Our team in Spain has also organized a fundraising campaign via the Red Cross.

◾ Our community investment activities enable colleagues worldwide to support our purpose and sustainability ambitions, fostering a more inclusive and resilient society. Each May, we participate in the Global Force for Good initiative. In 2024, colleagues in the United States, United Kingdom, and Asia focused on alleviating food insecurity and helping vulnerable people. In the Netherlands, they organized a day with LGBTQIA+ refugees and packed over 500 gifts for children in need. Additionally, Aegon Asset Management teams in the United States joined the Day of Caring® and a financial literacy fair to teach high school students budgeting and financial wellbeing.

◾ Since 2015, Aegon has participated in the yearly Workplace Pride Global benchmark, see above for more details.

Support prudential policy and regulatory and legal frameworks that enable risk reduction, innovation, and better management of ESG issues.

◾ We are active in many international projects; for example, a working group of the Organisation for Economic Cooperation and Development (OECD) on the future of work, and the Living, Learning and Earning Longer initiative led by the World Economic Forum.

◾ In 2024, we built on the experience of the previous DMAs undertaken in 2022 and 2023. It took into account the ESRS methodology and the accompanying Materiality Assessment Implementation Guidance (MAIG) issued by the European Financial Reporting Advisory Group (EFRAG).

	Convey dialogue and participate in research initiatives (inc. academia and scientific community) with business, and industry associations to better understand and manage ESG issues across industries and geographies.	◾ In 2024, Aegon UK continued its research project “The Second 50,” which explores the impact of longevity and changing lifestyles on later life. The study shows that the traditional fixed retirement is evolving, with 40% of respondents planning to adjust their work patterns and 22% not planning to retire at all. Significant gender differences were found in retirement planning and health concerns, with women respondents more likely to worry about losing independence and less likely to account for social care expenses compared to men.

	Convey dialogues with governments and regulators to develop integrated risk management approaches, and risk transfer solutions.	◾ No relevant engagement in 2024.

	Encourage media incentives and publish resources available to media to promote public awareness of ESG issues and sound risk management.	◾ We regularly publish research on financial planning, retirement, health, and insurance issues to help society plan for longer and more active retirements. For example, in 2024, the nonprofit Transamerica Institute (TI) and its Transamerica Center for Retirement Studies (TCRS) highlighted the aspirations and concerns of middle-class Americans. They approach retirement by publishing the “American Voices: Public Policy Priorities for Retirement Security” report and an accompanying podcast discussing its main takeaways.

4. We will demonstrate accountability and transparency in regularly disclosing publicly our progress in implementing the Principles.	Assess, measure, and monitor our progress in managing ESG issues, and proactively, and regularly disclose this information publicly.

◾ Each year, we publicly publish our progress against the UNEP-FI PSI principles.

◾ In 2024, Aegon conducted a third DMA to prepare for the CSRD.

◾ In 2024, we carried out our biennial Human Rights Risk Assessment (HRRA). Aegon also annually assesses ethics and culture via the Systematic Integrity Risk Assessments (SIRA), part of which is to assure it is not directly or indirectly violating the principles in the Code of Conduct and its core values.

◾ Our Annual Report includes the Task Force on Climate-related Financial Disclosures (TCFD), following the four-pillar framework to facilitate these disclosures. It also details progress on targets Aegon has set in line with its Net-Zero Asset Owner Alliance (NZAOA) membership.

Participate in relevant disclosure or reporting frameworks, and are open to dialogue with clients, regulators, rating agencies, and other stakeholders to gain a mutual understanding of the value of disclosure through the Principles.

◾ We engage with rating agencies, regulators, investors, and other stakeholders on a regular basis. We publish our progress on ratings publicly.

◾ In 2024, Aegon continued submitting publicly its Communication on Progress (COP) report for the UNGC.

◾ In 2024, Aegon completed its first public PRI assessment, which provides an overview of its company-wide approach to responsible investment.

Annual Report on Form 20-F 2024 | 457

About Aegon Governance and risk management Financial information Sustainability information

Principles for Responsible Investment

In 2022, Aegon became an asset owner signatory to the Principles for Responsible Investment (PRI), following Aegon AM’s asset manager signatory status since 2011. The PRI sets out guidelines designed to help investors incorporate ESG factors into their investment practice, oriented around six principles:

•	Principle 1: We will incorporate ESG issues into investment analysis and decision-making processes.

•	Principle 2: We will be active owners and incorporate ESG issues into our ownership policies and practices.
•	Principle 3: We will seek appropriate disclosure on ESG issues by the entities in which we invest.

•	Principle 4: We will promote acceptance and implementation of the Principles within the investment industry.

•	Principle 5: We will work together to enhance our effectiveness in implementing the Principles.
•	Principle 6: We will each report on our activities and progress towards implementing the Principles.

As a signatory, Aegon is committed to transparently reporting on responsible investment practices for its general account. Its first public Transparency Report covering the 2023 reporting period can be accessed via the PRI Data Portal.

458 |	Annual Report on Form 20-F 2024

Task Force on Climate-related Financial Disclosures

Task Force on Climate-related Financial Disclosures

Introduction

Climate change represents one of the most significant risks to society, the economy, and financial institutions. Mitigating climate change, including the reduction of greenhouse gas (GHG) emissions, and adapting to climate change are major global challenges.

The present disclosure builds on earlier disclosures made since 2017. It is made on behalf of Aegon Ltd. (Aegon), an international financial services group, as both an asset owner and an asset manager. Similar to previous years, it follows the Task Force on Climate-related Financial Disclosures (TCFD)’s four-pillar framework to facilitate disclosure. It also details progress on targets Aegon has set in line with its Net-Zero Asset Owner Alliance (NZAOA) membership. For further detail on Aegon’s climate disclosures aligned to the European Sustainability Reporting Standards (ESRS), please see the Environmental information section.

In line with local regulations, Aegon UK and Aegon Asset Management UK publish standalone TCFD reports. The latest versions can be found on their respective websites.

Aegon strives to continuously enhance its reporting, and business practices and welcomes feedback from stakeholders on the appropriateness and relevance of this disclosure.

Governance

Aegon’s Board of Directors has ultimate oversight over climate-related impacts, risks, and opportunities. Through its Nomination and Governance Committee, the Board of Directors is advised and appraised of business and regulatory developments regarding sustainability, including climate change. An update is provided at least once per year on Aegon’s sustainability approach, which includes major plans of action, policies, annual budgets, and business plans as well as setting the organization’s performance objectives, and monitoring implementation and performance.

The CEO, supported by the Executive Committee, is responsible for annually approving the double materiality assessment process, including related climate considerations, and setting Aegon’s broader sustainability strategy via Aegon’s sustainability approach. The CEO and Executive Committee receive at least an annual update on progress against the approach and the climate ambitions included. They are also responsible for approving any additional climate ambitions and targets set at the company-wide level. One of Aegon’s climate commitments is also included in executive remuneration.

The Global Sustainability Board (GSB) advises the Executive Committee on Aegon’s strategic sustainability approach, including climate change, and meets quarterly. The GSB is supported by the Corporate Sustainability team. The GSB is a senior management committee, established in December 2021 to enhance overall governance and oversight of Aegon’s company-wide approach to sustainability. It monitors progress made on climate targets and ambitions on a half-year basis and, if insufficient progress is made, the GSB can escalate this to the Executive Committee. The GSB is chaired by the CEO of the Americas and consists of senior-level representatives from across the company, including five members of the Executive Committee. The GSB is supported by local sustainability boards across Aegon’s business units.

From a risk perspective, the Group Risk and Capital Committee (GRCC) oversees Financial Risk Management’s climate scenarios that analyze the potential impacts of climate change on Aegon’s financial accounts. The Non-Financial Risk Committee reports to the GRCC and oversees the annual climate qualitative companywide risk assessment that identifies possible physical and transition risks that could impact Aegon.

Annual Report on Form 20-F 2024 | 459

About Aegon Governance and risk management Financial information Sustainability information

Strategy

The strategy section details Aegon’s risk identification process. It also details Aegon’s climate strategy and the resilience of parts of our broader company strategy.

Risk identification

To identify and assess climate-related risks that could potentially arise and impact Aegon, Group Risk undertakes an annual qualitative companywide climate risk assessment (CRA) across three broad risk categories as outlined in the following table. The qualitative assessment aims to identify relevant climate risks for Aegon and gauge their severity and manageability. The CRA categorizes risks into four occurrence timeframes: imminent, near future (1-5 years), middle future (5-10 years), and distant future (>10 years).

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

By following this defined assessment process, Aegon gains qualitative insights into the climate-related risks to which it is exposed. This information serves as input for strategic decision-making, risk management, and planning efforts at both global and local levels. It allows Aegon to proactively address climate risks and develop appropriate mitigation strategies to safeguard its assets and operations.

Identified climate-related risks

Aegon risk category	Climate risk impact	Climate-risk related risks

Investment risk	Physical	1.1	Asset devaluation related to increases in frequency and severity of physical climate change related events[1]

	Transition	1.2	Asset devaluation related to the transition to a low-carbon (and other greenhouse gasses) intensity economy[1]

Underwriting risk	Physical	2.	More frequent, temporary spikes in mortality and/or morbidity (and claims experience) related to increase in frequency and severity of physical climate change-related events

		3.	Change in life expectancy trend (and claim experience) related to structural climate changes[2]

	Transition	4.	Incorrect estimation of future policyholder behavior as a result of transitioning to a low carbon economy

Operational risk	Physical	5.	Business disruption risk due to damage to Aegon or 3rd party physical assets related to increased frequency and severity of climate change-related events

	Transition	6.	Strategy execution risk: risk of actual or perceived lack of action in the climate change domain

		7.1	Legal risk: Due to non-compliance with new or existing climate regulations (excluding greenwashing)

		7.2	Legal risk: Greenwashing risk

		7.3	Legal risk: Other, e.g., risk that stated ambitions, commitments or provided products conflict with legislation or sentiment

		8.1	People risk: Difficulty to attract or retain talent

		8.2	People risk: Risks relating to insufficient climate change training and awareness

[1]	For risks related to asset devaluation, the impact is dependent on the exposure of the underlying assets and the sectors that are vulnerable to climate risks.
[2]

The Research Center for Longevity Risk identified evidence that there are only short-term timing shifts with no impact on the overall life expectancy trend in their paper “The Short-Term Association Between Environmental Variables and Mortality: Evidence from Europe” (2024).

High-level assessment findings of our companywide climate risk assessment are that:

•	Investment risks potentially have a significant inherent impact, with medium (30-70%) mitigation possibilities
•	Mortality spikes related to physical events are likely but would have a minimal impact. Changes in life expectancy trend are assessed as unlikely, with minimal impact
•	Legal risk due to greenwashing is assessed as the most significant, short-term operational risk, which could have a significant inherent impact, with high (70-95%) mitigation possibilities if managed well

Overall, the high-level assessment findings are consistent compared to 2023.

As part of this year’s assessment, local business units were requested to score risks both under a net-zero (base case scenario) and a high warming scenario (stress scenario), equivalent to the Intergovernmental Panel on Climate Change’s (IPCC) SSP1-RCP1.9 and SSP3-RCP7.0 scenarios respectively. In general, the net-zero scenario was assessed as a transition scenario (significant measures are undertaken to mitigate the long-term impacts of climate change) and the high warming scenario was assessed as a physical risk scenario (insufficient transition measures are undertaken resulting in worse long-term physical impact of climate change). A continuing increase in GHG emissions will gradually add to the physical risks, with the effects showing up in the longer term. Scientists expect to see divergence between the scenarios after approximately 2050. Financial markets could price this in sooner.

460 |	Annual Report on Form 20-F 2024

Strategy

Climate strategy

Aegon’s climate strategy is translated into Aegon’s regular three-year strategy and financial planning process called the Budget and Medium-Term Plan (B/MTP).

Our suppliers

Aegon sets standards via a global Vendor Code of Conduct. We monitor our partners and suppliers and work with them to make progress on key sustainability issues such as climate change. Aegon’s company-wide sustainability approach includes maturing our practices to incorporate the scores of our ecological impact assessment, carried out by EcoVadis, as part of routine supplier governance processes. In 2024, we continued to mature our climate-related supply chain strategy by adding disclosures of supplier GHG emissions to our overall reporting.

As part of our global supply chain management objectives, Aegon’s business units also pay close attention to the practices of local and regional suppliers. For example, Aegon UK uses questionnaires to monitor suppliers’ commitment to sustainability. Of the 40 partners who responded to the questionnaire, 75% were found to have a net-zero plan in place. Aegon UK also maintains GHG emission inventories for its key suppliers. Aegon UK uses this information to rank its suppliers and engage with lower-scoring suppliers on their net-zero plans and inclusion and diversity strategies.

Our operations

Beyond its data centers, Aegon does not maintain energy- or resource-intensive operations, and its operational GHG emissions are relatively small compared to our investment activities. Nevertheless, we have set targets to reduce the carbon footprint of our operations, specifically from the natural gas and electricity used by our offices. In 2024, Aegon published a minimum standard for environmental management across all business units, promoting the adoption of industry standards or similar frameworks depending on the location.

Aegon is committed to sustainable practices across its operations by controlling and monitoring mechanical and lighting systems to maximize efficiency and minimize utility use during peak demand. In 2024, our 6400 C Street building in Iowa earned an Energy Star score of 100 out of 100 for 2024 due to heating and cooling upgrades, air purification, LED lighting, and automation systems.

Our general account investments

Aegon plays an important role in supporting society’s transition to a climate-resilient economy and a net-zero world. In 2021, Aegon committed to transitioning its general account investment portfolio to net-zero GHG emissions by 2050 and joined the NZAOA.

As an asset owner, Aegon has a series of strategic levers it can employ to advance its decarbonization goals, including exercising capital allocation strategies across asset classes to limit investments in high-emitting companies, directing financing into low-carbon companies, projects, and technologies, and using its voice to engage investee companies and support them in their climate transition.

To advance its net-zero commitment and use the levers at its disposal to effect change, Aegon sets short-term (five-year) targets in line with the NZAOA’s Target-Setting Protocol, which serves as a framework for setting credible, science-based targets aligned with the Paris Agreement. Aegon leverages the Target-Setting Protocol to establish decarbonization targets for asset classes in its general account portfolio, as well as inform its approach to both engaging with the highest corporate carbon emitters in its portfolio and investing in climate solutions that contribute to climate change mitigation and/or adaptation.

With its first set of short-term targets concluding in 2024, Aegon set new targets towards 2030. These short-term targets are further enshrined in Aegon’s Responsible Investment Policy, demonstrating how Aegon is steering on climate change alongside other responsible investment priority areas.

Our products

Although customer preferences vary per geography, Aegon aims to provide products with climate considerations where there is customer demand.

In Aegon UK, for example, 78% of customers indicated that they were concerned about climate change. A further 60% of customers indicated that they view environmental impacts, including climate change, as important considerations when investing in a company. In 2019, Aegon UK committed to net-zero emissions across their workplace default funds by 2050. As a first step, Aegon UK implemented several climate-related exclusions and is no longer investing in companies that are expected to underperform in the long run.

Aegon UK’s annual customer surveys highlight that sustainability, and specifically climate change, is a top priority for their customers. Consequently, improving net-zero alignment was a key consideration when reviewing the largest workplace default: the £12 billion Universal Balanced Collection (UBC) fund. During 2024, Aegon UK announced plans to evolve its UBC significantly, introducing innovative private market investment and enhanced environmental, social, and governance integration. The transformation, which has started, targets improved outcomes for over 700,000 members currently invested in the fund and aims to provide better risk-adjusted returns and value for money, offering access to a broader range of responsible investment opportunities. In addition, the fund gives customers access to climate solutions such as renewable energy, infrastructure, and forestry.

Annual Report on Form 20-F 2024 | 461

About Aegon Governance and risk management Financial information Sustainability information

Similarly, Aegon AM is committed to expanding its climate transition suite of strategies to assist clients in achieving net-zero goals. For this reason, Aegon AM developed its proprietary Climate Transition Investment Framework to evaluate investee companies’ readiness for the net-zero transition and identify compelling investment opportunities. This framework is used to design products that incorporate specific investment allocation targets.

Climate resilience

The relevant timeframe for climate change developments stretches from the short-term – where society is already feeling the impacts of climate change – to the medium- and long-term horizon, with a dependency on GHG emission pathways. This creates the challenge of assessing the relevance of, in particular, the far-out developments to the generally shorter-term organizational strategy timeframe, which, in the case of Aegon, are closely linked to our three-year B/MTP cycle. Complicating factors for the assessment include differing potential climate change pathways and data availability.

Our operations

From a business continuity management perspective, extreme weather event scenarios are considered severe but plausible business disruptions. Business units conduct a business impact analysis of their exposures to severe business disruptions, and these scenarios should be considered when documenting recovery strategies and developing test scenarios. This impacts the measures taken by Aegon, for example a secondary data center in a different region in case of tornados or floods.

Our investments

Aegon conducts an extensive and systematic quantitative climate risk assessment annually. This year the assessment consisted of two elements: a climate scenario analysis focused on the overall portfolio level impacts and asset level climate risk analysis.

Portfolio level climate risk scenario analysis

To conduct 2024’s annual climate scenario analysis Aegon continued its collaboration with Ortec Finance using their Climate MAPS solution, a scenario-based tool. The scope of this assessment covers all insurance business units1, encompassing both general account and separate account assets2.

Performing this assessment consists of different stages (listed in order of sequence):

•	Climate pathways development with scenarios differing in terms of policy and technology changes, physical risks and pricing-in changes.
•	Macroeconomic modelling where scenario assumptions drive macroeconomic changes per region, per sector (e.g. country Gross Domestic Product (“GDP”), inflation and sector Gross Value Added (“GVA”)).
•	Financial modelling which translates macroeconomic impacts to financial variables and pricing dynamics are modelled. Climate MAPS translates climate-GDP/GVA and CPI shocks over time to 600+ financial & economic variables.
•	Apply mapping where Aegon’s assets, encompassing both securities and funds, are mapped to asset benchmarks available in Climate MAPS. The end model output is climate adjusted risk-return metrics for Aegon’s asset portfolios up to 40 years ahead over the different climate pathways.

The first three stages above form part of Ortec Finance’s Climate MAPS solution with the final mapping stage conducted by Aegon.

Climate pathways

In the results shared below five plausible climate pathways are considered, as per the table “Overview of climate pathways”.

Prior to 2024, the results of each of the pathways were always measured relative to a climate uninformed baseline. This baseline assumed neither transition risk nor physical risk were present, and thus the physical risk impacts assumed no further warming beyond the current level. For this year’s analysis a climate informed baseline has been introduced which reflects a more plausible and realistic view of the future.

This reference baseline is consistent with a 2-3 °C warming range which we believe aligns with industry and market views under which we are currently travelling down a “too little too late” trajectory. Furthermore, the assumed transition risk impacts are consistent with the Limited Action pathway and physical risk impacts consistent with the Network for Greening the Financial System’s (NGFS) Nationally Determined Contributions (NDCs) scenario. We believe these impacts assumed are reasonably aligned with market pricing, where some pricing of climate risks is evident. The impacts in the subsequent 2024 results shown will be relative to this revised reference baseline.

[1]	Aegon Asset management is out of scope of analysis
[2]	Reinsurance assets excluded

462 |	Annual Report on Form 20-F 2024

Strategy

Overview of climate pathways

Net-zero (NZ)	Net-zero financial crisis (NZFC)	Delayed net-zero (DNZ)	Limited action (LA)	High warming (HW)

Explores an orderly net-zero transition (avg. Global warming of 1.5°C by 2100)	Explores disruptive reaction from financial markets (avg. global warming of 1.5°C by 2100)	Explores an orderly but delayed net-zero transition (avg. global warming of 2.0°C by 2100)	Explores an orderly but limited transition (avg. global warming of 2.6°C by 2100)	Explores severe physical climate risks (avg. global warming of 3.7°C by 2100)

◾ Highly ambitious low-carbon policy and rapid technology transition ◾ Early and smooth transition ◾ Market pricing-in dynamics occur smoothed out in the first 3 years ◾ Locked-in physical impacts

◾ Highly ambitious lowcarbon policy and rapid technology transition

◾ Sudden disinvestments in 2025 to align portfolios to the Paris Agreement goals have disruptive effects on financial markets with sudden repricing followed by stranded assets and a sentiment shock

◾ Locked-in physical impacts

◾ Ambitious policy commitments combined with considerable improvements in feasibility and competitiveness of low-carbon technology

◾ Markets price in transition and physical risks in late 2020’s

◾ Physical risks limited over short to medium term

◾ Policymakers implemented limited NDCs and fall short of meeting the Paris Agreement goals

◾ High gradual physical & extreme weather impacts

◾ Markets price in physical risks of the coming 40 years over 2026-2030, and risks of 40-80 years over 2036-2040

◾ No new climate policies enacted and the world fails to meet the Paris Agreement goals

◾ Very severe gradual physical & extreme weather impacts

◾ Markets price in physical risks of the coming 40 years over 2026-2030, and risks of 40-80 years over 2036-2040

Proprietary Ortec pathway aligned to:	Proprietary Ortec pathway aligned to:	Proprietary Ortec pathway aligned to:	Proprietary Ortec pathway aligned to:	Proprietary Ortec pathway aligned to:

~ ‘very low emissions’ IPCC scenario: SSP1-1.9 with a ~50% probability of limiting warming to 1.5°C by 2100	~ ‘very low emissions’ IPCC scenario: SSP1-1.9 with a ~50% probability of limiting warming to 1.5°C by 2100	~ ’low emissions’ IPCC scenario: SSP1-2.6 with a very likely 1.3°C to 2.4°C warming by 2100	~ ‘intermediate emissions’ IPCC scenario: SSP2-4.5 with a very likely 2.1°C to 3.5°C warming by 2100	~ ‘high emissions’ IPCC scenario: SSP3-7.0 with a very likely 2.8°C to 4.6°C warming by 2100

Proprietary Ortec pathways are independent of the public references and thus their assumption set will differ. For transparency, they are benchmarked against public reference scenarios such as those set out by the IPCC and NGFS.

Ortec scenarios and baseline according to temperature and the level of physical and transition risk

A depiction of the Ortec scenarios and baseline according to temperature, and the level of physical and transition risk can be found in the figure below.

In the above figure the warming assumed in the reference baseline is most closely aligned with the LA pathway due to the similar range of global temperature increases of 2-3 °C. It is worth noting the NZ pathway can now be seen as an optimistic scenario where the global temperature increase is only 1.5°C.

In the scenario analysis we also consider two stress variants of the HW and NZFC pathways. The stress variant of the NZFC pathway incorporates the impact of a more severe sentiment shock, where the stress is double that of the regular NZFC pathway. In the HW pathway, there are two pricing-in periods that represent the long-term impacts of physical risk. The HW stress variant uses a more severe damage function1 and assumes the second pricing-in period of the HW pathway materializes earlier, meaning the physical impacts are more severe, sooner.

[1]

High Warming scenario uses the Logistic 5°C damage function, whereas the High Warming Stress variant uses the Logistic 4°C damage function, meaning 100% GDP loss is reached earlier, at 4°C instead of 5°C.

Annual Report on Form 20-F 2024 | 463

About Aegon Governance and risk management Financial information Sustainability information

Macroeconomic modeling

The climate pathway assumptions drive macroeconomic changes per region and sector (e.g. GDP, inflation, and sector GVA). As an example, in the following figure the projected cumulative impact on US GDP is shown for each pathway, together with the risk driver contribution from transition risks (i.e. policy & technological changes) and physical risk (i.e. gradual impact & extreme weather events).

The below figure illustrates firstly the greatest ultimate cumulative GDP impacts for the HW pathway, followed by the LA pathway and then followed by DNZ pathway. In these pathways we notice physical risks are particularly prominent with gradual physical risk impacts increasing significantly over time. In the net-zero (NZ & NZFC) pathways which follow, the ultimate cumulative GDP impacts are smaller having successfully transitioned to a net-zero world by 2050. Nevertheless, locked-in physical impacts still emerge in these pathways.

Cumulative US GDP impacts and contribution by year, risk driver, and pathway

Financial modeling

The next step in the modelling involves employing financial modelling to translate the macroeconomic impacts to financial variables and capturing pricing dynamics. In particular, Climate MAPS translates climate-GDP/GVA and CPI shocks over time to 600+ financial & economic variables. These variables have a high degree of granularity differing by country, sector and year for each pathway.

As an example, the below figure shows the projected annual impact across four pathways for US equities and US investment grade corporate bonds.

In the case of the HW and LA pathways, where physical risk is prominent, two pricing-in periods are assumed where financial markets price in physical risks of the coming 40 years during 2026-2030, and risks of 40-80 years during 2036-2040. We observe these pricing-in moments negatively impact both US equities and US corporates. However, US investment grade corporates exhibit a strong rebound in the ensuing years of both periods. Fixed income investments are projected to be more resilient to climate-related risks than equities, due to the seniority of bondholders compared to shareholders and the limited term to maturity of corporate bonds.

464 |	Annual Report on Form 20-F 2024

Strategy

In contrast, in the NZFC pathway, where transition risk is prominent, a severe negative impact is concentrated in 2025 for both asset classes when sudden disinvestments, to align portfolios to the Paris Agreement goals, have disruptive effects on financial markets, with sudden repricing followed by stranded assets and a sentiment shock. US corporate bonds demonstrate considerable resilience in 2026 as the market adjusts and perception shifts post-repricing, unlike US equities. The DNZ pathway displays a much smoother and slower transition, where net-zero is realized but delayed (later than 2050), without the extreme sentiment shock that occurs with NZFC.

US equity and corporate bond impact by year and pathway

Mapping to Aegon exposures

In this final stage we apply mapping where Aegon’s assets, encompassing both securities and funds, are mapped to asset benchmarks available in Climate MAPS. The Climate MAPS solution has a large suite of asset benchmarks available with a high level of granularity by asset class, region and rating. The depth and breadth of available asset benchmarks is strongest for more traditional asset classes (e.g. equities, government bonds, corporate bonds, real estate) however we observe for less traditional exposure (e.g. mortgage assets) mapping can be more challenging thus requiring the use of proxies.

In this step we need to make assumptions of how the general account and separate account asset portfolios evolve over time. In the results generated we assume a constant portfolio asset allocation over time.

Furthermore, we assume the general account portfolio is modelled as a static portfolio thus its value rises and falls with its investment return but does not take account of other external dynamics e.g. new money inflows, claims outflows, etc.

It is worth noting in the case of fixed income credit the asset exposure is mapped to a combination of corporate bond benchmarks with specific credit ratings. Given we assume a constant asset allocation over time this implicitly assumes a regular rebalancing of the exposure, as defaults and migrations emerge, to maintain the initial credit rating split. An alternative modelling approach would be to assume less dynamic management of the fixed income assets where we buy and hold the securities.

Results of the quantitative climate risk assessment

Following application of the mapping, the end model output is climate adjusted risk-return metrics for Aegon’s asset portfolios up to 40 years ahead over the different climate pathways.

An example of this output is shown in the figure below which illustrates the 2024 results in respect of the overall general account asset portfolio. Results are shown as a return impact versus a climate informed baseline outlook. Of the five core pathways (solid lines), the chart illustrates the HW pathway has the greatest ultimate cumulative impact on the portfolio where the impacts develop more gradually but

Annual Report on Form 20-F 2024 | 465

About Aegon Governance and risk management Financial information Sustainability information accelerate later following the significant physical risks of this path manifesting and future impacts being priced in by the financial markets. In the case of the LA pathway we see a similar shape to the impacts though they are less severe than the HW.

The DNZ and NZFC pathways, in line with expectation, have a smaller ultimate cumulative impact versus HW and LA. Given the delay in reaching a net-zero world, the cumulative impacts for the DNZ pathway are slightly more severe than the NZFC due to the accumulated physical risk impacts. However, in the case of NZFC significant return volatility is observed in the short term. The NZ pathway is smooth and returns are resilient, displaying the most optimistic outcome.

Overall the projections demonstrate good resilience in the value of the general account portfolio against key systemic climate risk drivers over a 40-year horizon. This is largely attributed to the high allocation of fixed income assets in the general account (in this analysis c. 85% of the general account exposure is mapped to fixed income assets and within this over 50% of the general account exposure is mapped US corporate bonds), which serves to limit the cumulative climate-related impact on returns. The expected return from the fixed income asset class is forecasted to be less exposed than equities, real estate, or other asset classes to climate risks.

Despite the above assessment it is important to recognize the high degree of uncertainty with respect to outcomes projected above. Climate risk scenario modelling is a very challenging topic involving a significant amount of assumptions and the need for modelling complex interactions. Furthermore it is important to recognize the projected outcomes show only the median outcome under the modelled pathway, and not the uncertainty underlying the point estimate.

In recognition of this in the figure below the results of two stress variants for the NZFC and HW pathways (see dashed lines) are also shown. These represent stress scenarios of the original pathways, where extreme shocks are applied to test the resilience of Aegon’s general account portfolio in these scenarios. The effects of the more severe damage function can be seen in the HW stress variant, with cumulative returns around 5% more severe by the end of the 40 year projection. The NZFC stress variant also depicts the more severe sentiment shock in 2025 however the long-term impacts of this stress are reasonably muted.

Return impact versus baseline (cumulative) by year and scenario

It should be noted the analyses above were performed at portfolio level across the various climate scenarios, however as mentioned at the outset an asset level climate risk analysis was also performed, providing additional granularity in the analysis i.e. looking at Aegon’s general account assets type mix, sector mix, and region mix. This analysis considers both transition risk and physical risk individually, in contrast to the scenario where the interplay of these risks is captured. The objective is to complement the above portfolio level results with additional reporting granularity, to help better understand the anticipated financial effects from physical and transition risk within Aegon’s general account portfolio.

Asset level physical and transition climate risk analysis

This section will focus on asset level analysis to further investigate transition and physical risk independently. This analysis will consider the asset side of the balance sheet with the scope restricted to the Aegon general account assets. In the figure below, the asset weighting of the Aegon general account is shown as at end December 2024.

466 |	Annual Report on Form 20-F 2024

Strategy

General account asset weighting

The objective of this analysis is to provide an understanding on how physical and transition risks have (or could reasonably be expected to have) a material influence on the undertaking’s financial position, financial performance and cash flows, over the short-, medium- and long-term. For this purpose Aegon has defined the short-, medium- and long- term as follows:

•	Short-term – 0 to 3 years, a period aligned with Aegon’s business planning cycle
•	Medium-term – 3 to 10 years, a period encompassing our net-zero commitments for 2030
•	Long-term – 10+ years

The climate scenario analyses were carried out to inform the assessment of anticipated financial effects from material physical and transition risks.

The five climate scenarios considered were the same as for the portfolio level climate scenario analysis: NZ, NZFC, DNZ, LA and HW. For more details on the scenarios, see table “Overview of climate pathways” earlier in the section.

The assessments below have been made without considering climate change mitigation and adaptation actions for transition and physical risk respectively (i.e. are gross impacts).

Transition risk

Transition risk covers climate risk associated with the transition to a low-carbon economy driven by changes in policy, regulation, technology and market / consumer sentiment. For the assets comprising the Aegon general account, this risk may manifest via investments in sectors or companies which are adversely exposed to a transition to a low-carbon economy and thereby lose value or experience default or a downgrade.

For this analysis, the impacts of this risk are expected to vary by time horizon such that there a medium impact over a short-term horizon and a high impact over a medium- and long-term horizon.

To assess the significance of this risk to Aegon the projected return of different asset types / sectors were considered under the net-zero pathways above where transition risk is most prominent.

For example, in the figures below the sectoral performance is shown for US investment grade corporates and US equity under the DNZ scenario.

US IG corporates cumulative returns by sector (DNZ)

Annual Report on Form 20-F 2024 | 467

About Aegon Governance and risk management Financial information Sustainability information

US equities cumulative returns by sector

The charts above demonstrate a large differentiation in returns by sector under this DNZ pathway. As expected, very carbon intensive sectors such as oil & gas, fossil-based utilities and coals & manufactured fuels are most adversely affected.

It is also observed that the magnitude of the adverse impacts differs substantially for equity and investment grade corporate bonds, with the former having much more extreme impacts.

Given this insight, the sector breakdown of Aegon’s general account was examined to understand Aegon’s exposure to these sectors which have the greatest transition risk exposure. For example, in the figure below the sectoral breakdown of the Transamerica general account corporate bond holdings1 are shown. Corporate bonds represents the largest holdings in the Aegon general account, accounting for close to half of its exposure as at end December 2024.

General account corporate bonds by sector

In the above figure the sectoral breakdown of Transamerica’s general account corporate bonds holdings are well diversified by sector and the exposure to more carbon intensive sectors (e.g. energy, natural gas) is not overly concentrated. This feature helps limit Aegon’s transition risk exposure relating to the Aegon general account assets.

[1]	The value of Transamerica’s general account represents around 96% of the Aegon general account

468 |	Annual Report on Form 20-F 2024

Strategy

Physical risk

Physical risk covers climate risks associated with the physical changes, e.g. temperature, rising sea levels, decreasing land, labor and productivity. These risks are driven by extreme weather events (i.e. acute physical risk) and gradual temperature changes (i.e. chronic physical risk).

The assumption is the impacts of this risk would increase with time horizon such that it has a low impact over a short-term horizon, a medium impact over a medium-term horizon and a high impact over a long-term horizon.

To assess the significance of this risk to Aegon the projected returns of different asset types and sectors under the HW pathway where physical risk is very prominent. In the figure below, the projections for the HW pathway are shown.

Returns by asset type (HW)

Impacts on GDP (HW)

In the HW scenario, where physical risk is very prominent, there is a large variation in returns by asset type. For example, real estate (including alternatives) are most adversely affected followed by equity, with cash and fixed income assets more resilient. Under the HW pathway the level of sector performance differentiation is more limited with the region of exposure being a much bigger distinguishing factor.

Given this insight, Aegon’s general account asset type and regional breakdown were examined. Firstly, from a regional perspective the general account exposure is heavily concentrated in the US. Per the above figure, the US projected GDP Impact sits approximately halfway between the minimum and maximum outcomes shown.

Aegon’s general account asset weighting is heavily fixed income orientated with smaller amounts allocated to real estate and equity-like holdings. In the Aegon general account, in line with peer companies, there is also a meaningful exposure to commercial mortgage loans. Currently no scenario projections are available to Aegon for this specific asset class but it is expected that the result would be more adverse than traditional fixed income given the indirect real estate linkage. Nevertheless, we believe the characteristics of the loans (e.g. LTV levels) and underlying collateral provide strong mitigating features.

Overall, we believe the above considerations help limit Aegon’s physical risk exposure relating to the Aegon general account assets.

Finally, it is worth noting this assessment has been made more from a top-down (i.e. an asset class, sector and region level) perspective. We are concurrently developing our bottom-up assessment capabilities (i.e. a security and property level) and thus our ambition would be to disclose more on this in the future as we continue to enhance our security level climate data.

Conclusions

The above analysis suggests Aegon’s more limited exposure to both physical and transition risk when considering Aegon general account assets. Both the scope and methodology will continue to evolve as Aegon works towards quantitative disclosures in the future.

Our underwriting

As Aegon is primarily a life insurance company, there is less exposure to the direct consequences of increasing frequency and severity of climate-related events. Climate-related risks are expected to materialize over time through shifts in the average mortality and morbidity rates. These developments are highly uncertain, and there has always been a continuous shift in mortality and morbidity rates, with underlying driving factors influencing these rates up and down. Historically, we have observed a general decline in mortality rates. People are living longer, mainly through the

Annual Report on Form 20-F 2024 | 469

About Aegon Governance and risk management Financial information Sustainability information advancement of science, while behavioral changes such as obesity and drug addiction are examples of drivers that cause higher mortality. Climate change is likely to be an additional driver that can impact mortality positively or negatively.

In a 2014 study by the World Health Organization titled ‘Quantitative risk assessment of the effects of climate change on selected causes of death 2030s and 2050s’, an estimate is made on the impact of climate change on additional mortality.

According to the study, globally, the yearly projected number of around 250,000 additional deaths due to climate change is a small fraction of the global population and is concentrated in markets in which Aegon does not operate. The financial effects for Aegon would therefore be minimal.

470 |	Annual Report on Form 20-F 2024

Risk management

Risk management

The risk management section details Aegon’s high-level risk management process and our stakeholder engagement.

Processes for managing climate-related risks

At Aegon, climate-related risks are managed through a comprehensive approach that includes qualitative and quantitative assessments and analysis, tracking of climate- related targets and commitments, compliance with applicable risk policy requirements, engagement with investee companies, and the implementation of investment criteria and exclusions.

Aegon recognizes that key to climate-related risk management is good-quality data. We prioritize the analysis of good quality data to assess and mitigate climate-related risks across our investment portfolio. This includes tracking of key performance indicators related to climate targets and commitments, and pursuing alignment with international standards and best practices. Moreover, we actively engage with investee companies to encourage climate-conscious strategies and initiatives, promoting transparency and accountability within our investment ecosystem. We also consider climate-related risks as part of our investment decision making. In cases where the substantiation of the identified risks through data remains limited, climate risk assessment scores rely on expert judgment. There are globally acknowledged challenges regarding data, including availability, resource limitations, and associated costs. Looking forward, our aim is to, where and to the degree possible, improve data substantiation of our assessments to achieve greater transparency in scoring and facilitate objective evaluations of assessment scores.

Further, Aegon applies a broad range of day-to-day processes, within a framework of applicable policies, to manage climate-related risks. Such processes include, but are not limited to:

•	Adapting investment strategies and exposures
•	Scenario analysis and stress testing
•	Claims analysis
•	Product development and redesign
•	Adapting pricing and underwriting
•	Guardrails on marketing materials
•	Use of greenwashing checklists
•	Property insurance
•	Leasing, not owning property
•	Business continuity plans
•	Third-party due diligence
•	Tracking regulatory landscape, trends, and scientific developments
•	Implementing new regulatory requirements
•	Ensuring robust non-financial reporting processes and controls

With these measures, we are dedicated to safeguarding our business against climate-related threats while promoting sustainable processes that align with our long-term financial objectives.

Integration of climate-related risk management into overall risk management

At Aegon, sustainability risk, and by extension climate risk, is not considered a separate risk type, but rather a risk driver that impacts multiple risks. Sustainability risk is embedded in Aegon’s Enterprise Risk Management (ERM) framework and incorporated in relevant risk policies, laying a foundation for our ongoing efforts. Our risk policies, including the sustainability risk requirements, are regularly reviewed and, where needed, updated to stay abreast with relevant developments.

As part of our risk management practices, we conduct an annual emerging risk assessment or horizon scan that identifies newly developing or changing risks or signals perceived to have a potential significant impact on Aegon’s financial strength, competitive position or reputation. Sustainability risks, including climate risks, are explicitly considered in this exercise. The findings from this process are used to inform strategic and financial planning, scenario analyses, watch lists, management discussions, and actions, as well as external and internal reporting. For more information on the process, we refer to the Risk Management section of this Annual Report.

The companywide CRA serves multiple purposes, including identifying relevant climate risks for the organization, understanding their severity and manageability, and providing recommendations for necessary actions. The outcomes of the global CRA process are integrated into the broader Group Solvency Self-Assessment (GSSA) processes.

Aegon is developing a global sustainability risk appetite to foster the appropriate management of climate risk within its overall risk management framework. This risk appetite will be aligned with the organization’s overall risk appetite framework and take into account existing strategies, requirements, and commitments. As we gather more data and insights, the sustainability risk appetite will evolve and mature accordingly.

Through these efforts, Aegon is committed to effectively integrating sustainability and climate risk considerations into its risk management processes, thereby ensuring the organization is well-prepared to navigate the challenges and opportunities presented by a dynamic and ever-changing world.

Annual Report on Form 20-F 2024 | 471

About Aegon Governance and risk management Financial information Sustainability information

Stakeholder engagement

Engagement with investee companies

As an institutional investor, Aegon expects investee companies to actively manage their climate transition strategy and move from ambition to action. Executed through our asset manager, we engage with the companies we invest in to encourage better climate-related risk practices, including emissions measurement, disclosure, target setting, and reporting in line with the TCFD recommendations. Our engagements aim to stimulate structural and sectoral change by requesting the reduction of an investee company’s carbon footprint and intensity, as well as by encouraging an increase in the share of renewable energy it generates or purchases to mitigate the negative impacts of climate change. We use a variety of approaches to engage with our investee companies, including bilateral and collaborative approaches.

Among investee companies in our general account, we aim to engage with at least the 20 largest corporate carbon emitters by absolute emissions by 2025. For companies in our general account, we prefer engagement to be private and confidential, as this enables more targeted and tailored discussions that can yield more meaningful changes over time. Within this lens, we directly engage with top emitters and encourage them to set science-based targets.

Top emitters in the general account are early in their climate transition journey, with many setting cautious decarbonization targets or have yet to disclose targets at this stage. As we continue to engage with these top emitters, our objective will be to meet companies where they are in their climate transition process, further encouraging them to set time-bound and science-based targets in line with the Paris Agreement goals and begin developing and monitoring climate transition plans where possible.

Beyond engaging with investee companies in the general account, Aegon AM in the Netherlands and the United Kingdom also takes part in collaborative initiatives and investor-led campaigns for its separately managed accounts and third-party clients. For example, they participated in CDP’s Non-Disclosure Campaign, which promotes engagement with non-disclosing companies with a significant environmental impact and encourages them to provide measurable data on emissions, water, and forests. They also joined CDP’s science-based targets campaign, an investor-led initiative that urges more than 1,000 high-impact companies to set 1.5°C aligned science-based emissions reduction targets, as well as CDP’s new Green Finance Accelerator to reduce the information gap on sustainable finance taxonomies and adverse impacts.

As a member of the Dutch investor association, Eumedion, and the United Kingdom Investor Forum, Aegon AM increasingly discusses board-level incentives linked to climate action plans with companies from different sectors and raises related expectations for transparency and disclosure in remuneration reports.

Engagement with policymakers

Aegon acknowledges the importance and necessity of government action in addressing climate change. Engagement with policymakers is critical to shaping our investment environment and advancing real-world decarbonization efforts in line with the Paris Agreement. We work independently and in collaboration with industry groups to engage on key climate issues.

At the global level, Aegon supported the 2024 Global Investor Statement to Governments on the Climate Crisis, which seeks to unify investor and financial sector voices to call for comprehensive climate action. The statement calls on governments to raise their climate ambition in line with the goal of limiting global temperature rise to 1.5°C, focusing on five policy actions: i) enacting economy-wide public policies; ii) implementing sectoral strategies, particularly in high-emitting sectors; iii) addressing nature and biodiversity challenges stemming from climate change; iv) calling for climate-related financial disclosures, and; v) facilitating more private investment into climate mitigation and adaptation activities in emerging markets and developing economies.

Aegon has also engaged in international insurance policymaking through the Geneva Association, a think tank for the global insurance industry. The Geneva Association, which has a separate research stream for climate change and the environment, has responded to multiple climate-related consultations of the International Association of Insurance Supervisors (IAIS). In 2024, the IAIS issued climate-related consultations on market conduct and scenario analysis, guidance for supervision of climate risk, supervisory reporting and public disclosure, and macroprudential issues. Through the Geneva Association, Aegon has supported supervisory measures intended to lead to sound policyholder protection, appropriate macroprudential risk assessment, and useful public information.

At the European level, Aegon supports the goals of the EU strategy for financing the transition to a sustainable economy and recognizes the important role financial actors play in the transition. Aegon has engaged with officials and contributed to consultations on sustainability disclosures, and also advocated for action to complete the Capital Markets Union to unlock capital from institutional and cross-border investors to fund sustainable transition projects in Europe.

In Bermuda, Aegon has provided input to the Bermuda Monetary Authority (BMA) in its initial efforts to develop disclosures of climate-related risks and opportunities in line with TCFD reporting. The BMA is expected to issue a formal proposal in 2025. Aegon is also an active member of the Climate Risk and Disclosure Working Group of Bermuda International Long-Term Insurers and Reinsurers (BILTIR), the life insurance trade association in Bermuda.

472 |	Annual Report on Form 20-F 2024

Metrics and targets

Metrics and targets

The metrics and targets section provides an overview of some of Aegon’s climate-related disclosures and all targets associated with climate change. As part of its Sustainability statement, Aegon discloses more granular information on its scope 1, 2 and 3 emissions in the Metrics section of the Environmental information section.

Our suppliers

In 2024, Aegon completed its first global calculation of indirect emissions related to purchased goods and services. Aegon’s 2024 carbon emissions footprint of 158,500 tCO2e reflects the baseline against which we will measure our climate impact in future years.

To date, Aegon has not set a target for greenhouse gas emissions associated with its purchased goods and services.

Metric	Unit	2019 baseline	2024	2023	Progress against baseline	Target 2025	Target 2030

Emissions by spend for purchased goods and services	tCO2e	n.m.	158,500	n.m.	n.a.	n.a.	n.a.

Source: Aegon’s Sustainability statement

n.a. - not applicable; n.m. - not measured

Our operations

Aegon has committed to reducing its global operational footprint (scope 1 and 2; location-based) by 25% by 2025 against a 2019 baseline. In 2024, Aegon restated its 2019 baseline, reflecting changes due to the a.s.r. transaction and evaluated progress towards the 2025 target. By the end of 2024, Aegon achieved a 75% reduction in its operational GHG emissions compared to the updated 2019 baseline, exceeding the 25% reduction target.

In 2024, we set a new target for a 75% reduction for our operational scope 1 and 2 emissions by 2030, against a 2019 baseline. Aegon does not use carbon offsetting to meet its operational carbon footprint target.

Metric	Unit	2019 baseline	2024	2023	Progress against baseline		Target 2025		Target 2030

Scope 1 and scope 2 emissions (location-based)	tCO2e	30,886	7,682	13,246	(75%	)	(25%	)	(75%	)

Source: Aegon’s Sustainability statement

Our investments – General account

Aegon’s general account is invested in a variety of asset classes. A breakdown of these asset classes can be viewed in the graph1 below. To date, Aegon has measured the carbon footprint for asset classes outlined below and set targets where appropriate.

Global general account by asset class

[1]	Due to rounding, the graph may not total to 100%.

Annual Report on Form 20-F 2024 | 473

About Aegon Governance and risk management Financial information Sustainability information

Asset class	Unit	2024

Fixed income and equity	EURm	54,636

Corporate fixed income and listed equity	EURm	29,220

Sovereign fixed income	EURm	7,577

Other fixed income (ABS, etc.)	EURm	17,839

Directly-held real estate investments	EURm	131

Mortgages & loans	EURm	10,682

Other (investment funds, cash, etc.)	EURm	10,116

Corporate fixed income and listed equity

Following the guidance of the NZAOA Target Setting Protocol, for 2025, Aegon has set a target to reduce the weighted average carbon intensity (WACI) of corporate fixed income and listed equity in its general account by 25% compared with a 2019 baseline.

In 2024, the WACI of our corporate fixed income and equity investments decreased by 52% compared with 2019. Since 2023, the WACI reduction target has also been included in executive remuneration to ensure that executive-level corporate actions are aligned with our net-zero commitment.

Weighted average carbon intensity of corporate fixed income and listed equity

Metric	Unit	2019 baseline	2024	2023	Progress against baseline		Target 2025		Target 2030

Weighted average carbon intensity	tCO2e / EURm revenue	459	222	283	(52%	)	(25%	)	(50%	)

Carbon footprint	tCO2e/EURm invested	n.m.	89	80	n.a.		n.a.		n.a.

Total carbon emissions	tCO2e	n.m.	2,353,463	1,704,837	n.a.		n.a.		n.a.

Source: Aegon’s Sustainability statement

n.a. - not applicable; n.m. - not measured

In 2024, Aegon set a 2030 target to reduce the WACI of corporate fixed income and listed equity in our general account by 50% compared with a 2019 baseline. Key drivers that inform the updated target include how the carbon intensity of underlying issuers is factored into strategic asset allocation decisions, market conditions, and the incremental reductions in issuers’ emissions over time.

Corporate fixed income and listed equity results are dominated by holdings in the electric and energy sectors where their contribution to the total carbon emissions and intensity of the account greatly outweighs their financial position. The graph “Active contribution by sector (in %)” indicates how Aegon’s sector exposures impact the weighted average carbon intensity and total carbon emissions, relative to their financial positions. The “Basic” sector includes chemicals, paper, metals and mining.

Active contribution by sector

Sovereign fixed income

As per NZAOA guidance, Aegon also discloses the total carbon emissions associated with its sovereign fixed income investments. There is no current target-setting methodology for this asset class.

474 |	Annual Report on Form 20-F 2024

Metrics and targets

Global general account – Sovereign fixed income

Metrics	Unit	2024	2023	Coverage

Including land use, land-use change, and forestry (LULUCF) emissions

Total carbon emissions	tCO2e	1,228,301	n.m.	n.m.

Carbon footprint	tCO2e/EURm invested	253	n.m.	84%

Weighted average carbon intensity	tCO2e/GDP PPP int $	253	n.m.	84%

Excluding LULUCF emissions

Total carbon emissions	tCO2e	1,349,558	n.m.	n.m.

Carbon footprint	tCO2e/EURm invested	278	n.m.	84%

Weighted average carbon intensity	tCO2e/GDP PPP int $	278	n.m.	84%

Source: Aegon’s Sustainability statement

n.m. - not measured

The results are dominated by our US holdings, where their contribution to the footprint and intensity of the account outweighs their financial position. The graph “Active contribution by region (in %)” provides an indicates how Aegon’s regional exposures impact the weighted average carbon intensity and total carbon emissions, relative to their financial positions.

Direct real estate investments

In June 2023, we also set an additional target for our direct real estate investments, committing to reducing the scope 1 and 2 carbon intensity of our directly-held real estate investments by 25% (kgCO2e/m2) by 2025, compared with a 2019 baseline. From the end of 2024, the carbon intensity had decreased by 51% compared with 2019.

Active contribution by region

Carbon intensity of direct real estate investments

Metric	Unit	2019 baseline	2024	2023	Progress against baseline		Target 2025		Target 2030

Carbon intensity	kgCO2e/m2	139	68	82	(51%	)	(25%	)	(42%	)

Source: Aegon’s Sustainability statement

Aegon has set a new target towards 2030 to reduce the scope 1 and 2 carbon intensity of its directly-held real estate investments by 42% (kgCO2e/m2) by 2030, compared with a 2019 baseline. The target was driven by Aegon’s limited exposure to the asset class and the expected marginal intensity reductions through minor efficiency improvements for in-scope properties, while striving to improve data coverage.

Actions to decarbonize

Complementing efforts to reduce GHG emissions in our general account portfolio, we use investments and engagement strategies as additional levers to meet our net-zero commitments and actively manage the positioning of our portfolio in relation to the climate transition. To that end, Aegon had committed to two intermediate targets by 2025, which further commit the company to investing USD 2.5 billion in opportunities that help mitigate climate change or adapt to the associated impacts, and engaging with at least the top 20 corporate carbon emitters in the portfolio. These have both been achieved.

Annual Report on Form 20-F 2024 | 475

About Aegon Governance and risk management Financial information Sustainability information

Additional climate-related targets set on Aegon’s general account

Target	Unit	2019	2024	2023	Progress	Target 2025	Target 2030

Investment in solutions contributing to climate mitigation and/or adaptation	USDb	n.a.	2.7	1.8	44%	2.5	3.5

Number of engagements with heaviest corporate carbon emitters	number	n.a.	20	19	5%	20	20

Source: Aegon’s Sustainability statement

n.a. - not applicable

As part of its updated targets towards 2030, Aegon has committed to investing an additional USD 1 billion, on top of Aegon’s existing USD 2.5 billion commitment, in climate solution investments.

This totals USD 3.5 billion compared with our 2019 baseline. Aegon will also continue to engage with at least the top 20 corporate carbon emitters in its general account portfolio.

Our investments – Separate account

Targets on the separate account are driven by customer preferences across geographies.

In 2019, Aegon UK committed to net-zero GHG emissions by 2050 for its portfolio of workplace default funds for all scopes of emissions and across all asset classes, excluding cash. They introduced an interim target to reduce the GHG emissions of their corporate fixed income and listed equity assets by 50% by 2030, against a 2020 baseline. Between 2020 and 2024, they reduced their scope 1 and 2 GHG emissions by 40% for corporate fixed income and listed equity.

They have also committed to GBP 500 million invested in climate solutions by 2026 and are engaging with corporates representing 78% of their scope 1, 2 and 3 emissions through various channels.

Methodology

Our suppliers

In 2024, Aegon reported on the GHG emissions associated with our supply chain for the first time. Aegon uses a spend-based approach in line with the GHG Protocol’s Corporate Accounting and Reporting Standards. This method estimates all upstream emissions from the production of products purchased or acquired by Aegon during the reporting year by multiplying the economic value of these goods and services by their respective cradle-to-gate emission factors. These emission factors capture a high-level combined estimate of scope 1 and location-based scope 2 emissions of the suppliers, factoring in their specific industry and the average grid emissions intensity of their location.

Our operations

Aegon aligns its methodology with the GHG Protocol’s Corporate Accounting and Reporting Standard. In 2024, we restated our 2019 baseline, triggered by the a.s.r. transaction and is representative of the underlying activities. It reflects all properties that we use for our primary operations. The reporting boundaries did not change in 2024.

Aegon’s approach to estimating GHG emissions includes scope 1 emissions from direct sources and scope 2 emissions from purchased electricity. Scope 1 emissions are based on actual energy usage from billing information or meter checks, with data extrapolated by floorspace for sites missing consumption data. Conversion factors for scope 1 are sourced from the United Kingdom Department for Environment, Food & Rural Affairs (Defra) with local assumptions for the energy blend of the United States, the Netherlands, United Kingdom, Spain, and Hungary. Scope 2 emissions are calculated using the GHG Protocol’s location-based approach, reflecting average grid emissions intensity with industry-standard factors. Where possible, locally-specific conversion factors are used.

Our investments

As of Q1 2024, Aegon updated the underlying methodology and reporting approach for its climate-related metrics. In terms of methodological changes, for corporate fixed income, listed equity and sovereign fixed income, Aegon now sources its carbon emissions data from MSCI only, instead of using emissions information from multiple sources. Additionally, Aegon has stopped extrapolating WACI based on available data coverage. The change in data vendors led to a restatement of previous year’s WACI and 2019 baseline and also informed the 2030 net-zero target-setting process.

Corporate fixed income and listed equity metrics were calculated following the Partnership for Carbon Accounting Financials (PCAF) guidelines and include reported and estimated scope 1 and 2 emissions. For sovereign assets, PCAF guidelines were followed as well. The disclosures are based on reported and estimated country level scope 1 emissions data. The data for 2023 has not been restated and is shown as “not measured.”

476 |	Annual Report on Form 20-F 2024

Metrics and targets

The directly-held real estate investment metrics are calculated in line with PCAF guidelines and include scope 1 and 2 location-based emissions of those properties. Floorspace and energy usage data are relatively challenging to obtain, so the target is set on properties with available floorspace and energy usage data.

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

Targets are set in line with NZAOA guidance.

Annual Report on Form 20-F 2024 | 477

About Aegon Governance and risk management Financial information Sustainability information

Additional metrics

Introduction

In addition to metrics disclosed under the material topics in the Sustainability statement, Aegon also voluntarily discloses information relevant to our sustainability approach, benchmarks, and ratings.

Additional metrics

The table below includes information that goes beyond specific reporting requirements and is not linked to Aegon’s material topics identified through the DMA.

	unit	2024	2023		%

Responsible investment solutions (RIS)

Assets under management in Responsible Investment Solutions (RIS)[1]	EURb	142.6	133.6		7%

Exclusions and ethical solutions[2]	EURb	113.7	109.9		3%

Best-in-class ESG solutions[3]	EURb	18.2	15.9		15%

Climate transition solutions[4]	EURb	3.8	1.2		220%

Sustainable solutions[5]	EURb	5.8	5.6		4%

Impact investing solutions[6]	EURb	1.1	0.9		18%

Engagement and voting

Number of engagements with investee companies[7]	nr	422	556		(24%	)

Proportion of engagements addressing environmental themes	%	42%	41%		1pp

Proportion of engagements addressing social themes	%	22%	24%		(2pp	)

Proportion of engagements addressing governance themes	%	36%	35%		1pp

Status of engagement with investee companies[8]

Proportion of engagements at milestone one	%	37%	30%		7pp

Proportion of engagements at milestone two	%	22%	23%		(1pp	)

Proportion of engagements at milestone three	%	25%	29%		(4pp	)

Proportion of engagements at milestone four	%	9%	12%		(3pp	)

Proportion of engagements where no further action is required	%	7%	6%		1pp

Number of shareholder meetings of invested companies where votes cast[9]	nr	3,538	3,853		(8%	)

Lobbying

Political advocacy

Monetary value of political contributions[10]	EURm	0.3	0.2		52%

Amount of internal and external lobbying expenses[11]	EURm	0.7	0.8		(5%	)

Amount paid for membership to lobbying associations[12]	EURm	3.6	3.6		(1%	)

Donations and volunteering

Total cash donations[13]	EURm	8.1	7.6		6%

Inclusion through financial empowerment	EURm	1.4	n.m.		n.m.

Inclusion through social empowerment	EURm	5.5	n.m.		n.m.

Cash donations - Other	EURm	1.1	0.5		151%

Proportion of cash donations to key themes	%	86%	94%		(8pp	)

Proportion of cash donations to Inclusion through financial empowerment	%	17%	n.m.		n.m.

Proportion of cash donations to Inclusion through social empowerment	%	68%	n.m.		n.m.

Number of organizations receiving donations	nr	491	420		17%

Volunteering

Volunteering hours	hours	23,123	20,637		12%

Volunteering value[14]	EURm	1.7	1.5		16%

Total investment

Total value community investment	EURm	9.8	9.1		8%

Total value community investment as proportion of net result	%	0.4%	(4.6%	)	5.0pp

Management of relationships with suppliers

Total spend on goods and services[15]	EURb	1.2	1.3		(9%	)

Top 150 (“in-scope”) suppliers[15]

Spend on goods and services - top 150 in-scope suppliers	EURb	0.7	1.0		(28%	)

Proportion of total spend on goods and services with top 150 in-scope suppliers	%	60%	75%		(15.4pp	)

Supplier ESG assessment[16]

Number of in-scope suppliers assessed for ESG performance	nr	83	106		(22%	)

Spend on goods and services with in-scope suppliers assessed for ESG performance	EURb	0.5	0.8		(32%	)

Proportion of spend with in-scope suppliers assessed for ESG performance	%	75.3%	80.2%		(4.9pp	)

Overall score of in-scope suppliers assessed for ESG performance	1-100	61	59		3%

Proportion of in-scope suppliers scoring 1-24 (insufficient)%		-	-		-

Proportion of in-scope suppliers scoring 25-44 (partial)%		12%	10%		2pp

Proportion of in-scope suppliers scoring 45-64 (good)%		49%	56%		(6pp	)

Proportion of in-scope suppliers scoring 65-84 (advanced)%		37%	33%		4pp

Proportion of in-scope suppliers scoring 85-100 (outstanding)%		1%	1%		0pp
Weighted average time to pay an invoice	days	32.1	30.5		n.m.

Number of legal proceedings currently outstanding for late payments	nr	-	-		-

478 |	Annual Report on Form 20-F 2024

Additional metrics

	unit	2024	2023	%

Integration ESG in risk policies[17]

Percentage of risk management policies where ESG risk considerations have been integrated into the in-scope policies	%	100.0%	100.0%	0pp

Business travel[18]

Air travel - total distance	million km	50.0	53.3	(6%	)

Air travel - Economy (as % of total distance)%		75%	76%	(1pp	)

Air travel - Premium (as % of total distance)%		25%	24%	1pp

Air travel - Short distance (as % of total distance)%		5%	4%	1pp

Air travel - Medium distance (as % of total distance)%		64%	n.m.	n.m.

Air travel - Long distance (as % of total distance)%		31%	96%	(65pp	)

Train travel - total distance	million km	1.7	1.7	3%

Car travel - total distance	million km	7.3	6.9	6%

Air travel - total emissions	tCO2e	7,483	8,301	(10%	)

Train travel - total emissions	tCO2e	49	59	(17%	)

Car travel - total emissions	tCO2e	1,177	1,896	(38%	)

Total emissions - business travel	tCO2e	8,709	10,256	(15%	)

Total emissions - employee commute[19]	tCO2e	2,351	n.m.	n.m.

Responsible tax

Total taxes borne by Aegon[20]	EURm	374	637	(41%	)

Corporate income tax[20]	EURm	30.2	314	(90%	)

Americas	EURm	38.4	30.4	26%

United Kingdom	EURm	5.1	15.6	(67%	)

Netherlands	EURm	(13.5)	263	(105%	)

Other	EURm	0.2	5.3	(96%	)

Taxes collected on behalf of others[20]	EURm	2,222	2,320	(4%	)

Total customers[21]	million	24.4	23.9	2%

Americas	million	10.2	10.3	(1%	)

United Kingdom	million	3.7	4.0	(8%	)

International	million	10.5	9.6	9%

New customers[22]	million	4.1	4.0	4%

n.a. – not applicable; n.m. – not measured; pp - percentage points

[1]

Aegon AM has a Responsible Investment Framework that reflects the key elements of Aegon’s Responsible Investment Policy and key elements of similar policies of Aegon AM’s third-party clients. The framework is structured around ESG integration, active ownership and solutions. The responsible investment solutions are based on five categories: 1) exclusions and ethical strategies; 2) best-in-class ESG strategies; 3) climate transition strategies; 4) sustainable strategies; and 5) impact investing strategies.

[2]

“Exclusions and ethical” reflects the portfolio subject to negative screening to avoid investments in certain sectors, companies, or practices based on specific criteria. It also includes Aegon’s general account assets managed by Aegon AM.

[3]	“Best-in-class” investments seek to outperform by emphasizing positive screening of issuers with better or improving ESG profiles relative to sector peers.
[4]	“Climate transition” investments include companies that are better prepared to manage climate risks.

[5]	“Sustainable” investment focuses on issuers whose activities or practices are aligned with sustainability themes in an effort to generate competitive returns over the long term.

[6]	“Impact investing” seeks financial returns alongside measurable positive social and/or environmental impact.

[7]

Aegon AM aims to build a constructive dialogue with companies and bodies, either bilaterally or as part of an investor consortium, to promote responsible business practices. The scope is focused on assets managed on behalf of third-party clients, but engagements may also be linked to Aegon’s general account investments. Percentages may not add up to 100 due to rounding. Topics are grouped according to the main theme. At times, there may be more than one theme for an engagement. The methodology to calculate this metric has changed compared with the previous year. The number of engagements is now calculated based on the number of contact points with issuers. Previously, this was based on manual grouping of contact points. Further, the theme “general disclosure” has been removed and integrated into environmental, social, and governance themes where applicable. The 2023 figures were recalculated based on the new methodology and restated to make comparison possible.

[8]

Status of engagement with investee companies is measured based on the milestones achieved. Milestone one: We have flagged our concerns and contacted the company. Milestone two: The company has responded (letter, email, phone call), and the dialogue has started. Milestone three: The company has taken concrete steps to resolve our concerns, such as the achievement of a commitment. Milestone four: The engagement goal has been fully achieved and verified. No further action required: In some cases, our assessment of the ESG issue at stake may change, and we subsequently decide to pursue the engagement no longer.

[9]

For Aegon AM’s relevant investment strategies that include equities, Aegon AM aims to vote in line with its engagement objectives and the client’s best interests. The scope is focused on assets managed on behalf of third-party clients, but investments may also be linked to Aegon’s general account investments.

[10]

Political contributions may include direct financial or in-kind support to political parties, their elected representatives, or persons seeking political office. It may also include indirect political contributions made through an intermediary organization such as a lobbyist or charity, or support made to an organization such as a think tank or trade association linked to or supports particular political parties or causes. The contributions consist of those made by Transamerica’s Political Action Committee (PAC), which acts independently from Aegon or Transamerica. The PAC receives voluntary donations from Transamerica employees and distributes the pooled donations according to the decision of the independent board of the PAC.

[11]

Political lobbying/advocacy refers to the expenses paid for activities carried out with governments, governmental institutions, and/or regulators in support of issues and initiatives that Aegon thinks will benefit its customers, employees, society, and businesses. The expenses mainly reflect the cost of personnel dedicated to lobbying or advocacy activities.

[12]

Membership of lobbying associations refers to an agreement by which someone joins a professional or advocacy association. A professional association is defined here as a body of persons engaged in the same profession, usually formed to maintain standards and represent the profession in discussions with other bodies or institutions. An advocacy association engages in advocacy on behalf of the profession with other bodies, institutions, or policymakers. However, advocacy may not be the only type of activity that the association undertakes.

[13]	Cash donations refer to contributions to charities and other non-profit organizations, done in accordance with the Aegon Ltd. Charitable Donations Standards.
[14]

The value of volunteering is calculated as the number of hours multiplied by the average hourly employee employment costs (= total employment costs/total hours worked by direct employees). The total number of working days in the reported period includes all working days, excluding weekends and national holidays.

[15]

Our top 150 suppliers consistently represent at least 80% of our total supplier spend. The proportion of total spend on goods and services with the top 150 (“in-scope”) suppliers is based on actual invoice payments and does not take into account accruals. As a result, the denominator “Total spend on goods and services (in EUR billions)” can not be reconciled to the expenses in the financial statements. Actual spend data is used for the reporting year until September 30. The last quarter is based on actual spend data of the prior year.

[16]

Suppliers are assessed using the EcoVadis methodology, which aims to measure the quality of a company’s sustainability management system through its policies and actions. Suppliers are assigned to five different scoring buckets based on the EcoVadis scoring methodology, which takes into account criteria relating to environmental protection, labor and human rights, business ethics, and sustainable procurement. The higher the score, the better the sustainability performance of the supplier. The spend data used to calculate the indicators for the supplier ESG assessment includes four quarters of data and covers the period from October 1 to September 30.

[17]

Includes in-scope Financial, Underwriting and Operational risk management policies where ESG risk considerations have been integrated. In-scope policies are those policies where ESG integration was planned.

[18]

Travel distance is based on actual travel data. Conversion factors for air travel are sourced solely from the UK Department for Environment, Food & Rural Affairs (Defra) as they apply to all countries. Conversion factors for car and train travel are sourced from Defra, the US Environmental Protection Agency, and the European Environment Agency. Air travel: short distance covers routes <483km or <300 miles, medium distance between 483km or 300 miles and 3,702km and 2,300 miles and long distance covers routes >3,702km or >2,300 miles. In 2024, we added the medium distance category. In 2023, medium distance was combined with long distance.

[19]

Employee commute only includes emissions associated with employees working permanently from home. Emissions relating to employees working from home, are extrapolated by applying an average employee energy consumption of our office premises for each business unit.

[20]

The data covers all entities over which Aegon has management control including divested businesses, up to the closing date. For corporate income tax, there is often no direct correlation between tax reported on earnings for any given year and amounts paid or received in tax. Part of the explanation for this is that certain tax-deductible items are not recognized in the company’s profit & loss statement but directly in equity. In addition, payments and refunds for prior years can impact the amounts paid or received in the current year. For more information see Aegon’s Global Tax Report.

[21]

Customers are those with individual, group, or corporate policies. This designation also includes those participating in pension plans controlled by trustees or those who have white-label products serviced by Aegon or Transamerica. Customers of our joint ventures are included on a 100% basis. In this context, the customers of our joint venture in Brazil are reported in the segment International.

[22]	New customers are those who acquired a product or service during the reporting period (and were not previously customers of Aegon). Customers of our joint ventures are included on a 100% basis.

Annual Report on Form 20-F 2024 | 479

About Aegon Governance and risk management Financial information Sustainability information

External recognition

Aegon’s management of sustainability is recognized through third-party ESG ratings and benchmarks. These assessments provide independent recognition and transparency around the integration of sustainability into our business operations and are used by key stakeholders.

The thematic and topic-level expectations from these ratings also provides input for our DMA process. Our Global Sustainability Board (GSB) maintains oversight of our benchmark performance.

MSCI ESG Rating: Aegon is a “Leader” among 93 companies in the “life & health insurance industry” with a rating of “AA”, defined by resilience to financially material ESG risks and the management of, compared with industry peers.

Morningstar Sustainalytics ESG Risk Rating: Aegon has been assessed at “Low Risk” of experiencing material financial impacts, with a score of 15.3, a factor of exposure to and management of, industry-specific ESG risks.

ISS ESG Corporate Rating: Aegon has achieved “Prime Status” with a “C+” rating. Prime Status indicates the meeting or exceeding of an industry-specific scoring threshold that is reflective of its particular risk exposure and footprint.

Aegon is usually subject to annual re-assessment by ratings and benchmarks. Because these assessments rely on publicly available information, particularly our Integrated Annual Report, an assessment report issued in any year will be based on the prior reporting year. Historic scoring may also be adjusted by third-party assessors. Unless otherwise stated, Aegon’s performance overview below reflects information available as of February 2025. Scoring updates throughout the year are communicated on the Aegon website.

	unit	2024		2023		%

Sustainability benchmarks

MSCI ESG Rating[1]	AAA to CCC	AA (Leader	)	AA (Leader	)	Stable

Morningstar Sustainalytics ESG Risk Rating[2]	0 to 100	15.3 (Low Risk	)	15.3 (Low Risk	)	No update

ISS ESG Corporate Rating[3]	A+ to D-	C+ (Prime	)	C+ (Prime	)	Stable

S&P Global Corporate Sustainability Assessment (CSA)[4]	0 to 100	59		56		3 points

CDP (Climate Change)[5]	A to D-	D (Disclosure	)	C (Awareness	)	Decrease

FTSE4Good Index Series[6]	0 to 5	3.9 (Index Member	)	3.6 (Index Member	)	0.3 points

EcoVadis Sustainability Rating[7]	0 to 100	64 (Bronze	)	62 (Bronze	)	2 points

World Benchmarking Alliance - Financial System[8]	Ranking	#39		#90		#51

LSEG ESG Score[9]	A+ to D-	A		A		Stable

Bloomberg ESG Performance Score[10]	0 to 10	6.2 (Leading	)	6.0 (Leading	)	0.2 points

[1]

As of August 2024. The use by Aegon of any MSCI ESG research LLC or its affiliates (“MSCI”) data, and the use of MSCI logos, trademarks, service marks or index names herein, do not constitute a sponsorship, endorsement, recommendation, or promotion of Aegon by MSCI. MSCI services and data are the property of MSCI or its information providers, and are provided ‘as-is’ and without warranty. MSCI names and logos are trademarks or service marks of MSCI. © 2025 MSCI Inc - All rights reserved.

[2]

In June 2023, Aegon received an ESG Risk Rating of 15.3 and was assessed by Morningstar Sustainalytics to be at low risk of experiencing material financial impacts from ESG factors. In no event the rating shall be construed as investment advice or expert opinion as defined by the applicable legislation. Risk categories are defined by scoring, from ‘Negligible’ (0) to ‘Severe’ (>40). Copyright © 2025 Morningstar Sustainalytics. All rights reserved. This publication contains information developed by Sustainalytics (www.sustainalytics.com). Such information and data are proprietary of Sustainalytics and/or its third-party suppliers (third-party data) and are provided for informational purposes only. They do not constitute an endorsement of any product or project, nor an investment advice and are not warranted to be complete, timely, accurate, or suitable for a particular purpose. Their use is subject to conditions available at https://www.sustainalytics.com/legal-disclaimers. At the time of publishing the Aegon Integrated Annual Report 2024, an updated Risk Rating was unavailable. Therefore, the 2023 Rating has been referenced again for the 2024 reporting year. An updated Risk Rating will be published on the Aegon website as soon as it is made available.

[3]	As of January 2025. © 2025 Institutional Shareholder Services.
[4]	As of December 2024, Aegon is ranked at 77th percentile in the ‘INS Insurance’ industry group. © 2025 S&P Global Inc - All rights reserved.
[5]	As of February 2025. © 2025 CDP Worldwide.
[6]

As of June 2024, FTSE Russell certified Aegon as a constituent company in the FTSE4Good Index Series. 2024 ESG Score 3.9 (72nd percentile) as of December 2024. 2023 ESG Score 3.6 (60th percentile) as of December 2023. Percentile rankings refer to the FTSE Industry Classification Benchmark for ‘Life Insurance/Assurance’. © 2025 FTSE Russell.

[7]	2024 Sustainability Rating of 64 and 78th percentile (Bronze) as of February 2025. Percentile rankings refer to all assessed companies. © EcoVadis 2025 - All rights reserved.
[8]

Assesses 400 ‘keystone financial institutions’ across the entire financial system on their contribution to a just and sustainable economy. 2024 score (25.8) and rankings (#39 of all institutions and #9 of 71 insurers) as of January 2025. 2023 score (20.9) and rankings (#90 of all institutions and #15 of 63 insurers) as of November 2022. © 2025 World Benchmarking Alliance.

[9]

As of February 2025, Aegon is ranked 5/358 Insurance Companies, with a score of 86. Scoring refreshed weekly by LSEG and potentially subject to change. © 2025 LSEG - All rights reserved. LSEG ESG Information is proprietary to LSEG Limited and/or its affiliates (“LSEG”).

[10]

As of January 2025, Aegon is ranked at the 99.6 percentile for “Insurance” peers under the Bloomberg ESG Classification System (BECS). Scoring refreshed periodically by Bloomberg and potentially subject to change. © 2025 Bloomberg Finance L.P. - All rights reserved. Note: Aegon is focused on Bloomberg’s “ESG Performance Score”, the previously published “ESG Disclosure Score” continues to be available.

480 |	Annual Report on Form 20-F 2024

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

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements may contain information about financial prospects, economic conditions and trends and involve risks and uncertainties. In addition, any statements that refer to sustainability, environmental and social targets, commitments, goals, efforts and expectations and other events or circumstances that are partially dependent on future events are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation, and expressly disclaims any duty, to publicly update or revise any forward- looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially and adversely from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Financial risks - Rapidly rising interest rates; Sustained low or negative interest rate levels; Disruptions in the global financial markets and general economic conditions; Elevated levels of inflation; Illiquidity of certain investment assets; Credit risk, declines in value and defaults in Aegon’s debt securities, private placements, mortgage loan portfolios and other instruments or the failure of certain counterparties; Decline in equity markets; Downturn in the real estate market; Default of a major financial market participant; Failure by reinsurers to which Aegon has ceded risk; Downgrade in Aegon’s credit ratings; Fluctuations in currency exchange rates; Unsuccessful management of derivatives; Subjective valuation of Aegon’s investments, allowances and impairments;
•	Underwriting risks - Differences between actual claims experience/underwriting and reserve assumptions; Losses on products with guarantees due to volatile markets; Restrictions on underwriting criteria and the use of data; Unexpected return on offered financial and insurance products; Reinsurance may not be available, affordable, or adequate; Catastrophic events;
•

Operational risks - Competitive factors; Difficulty in acquiring and integrating new businesses or divesting existing operations; Difficulties in distributing and marketing products through its current and future distribution channels; Slow to adapt to and leverage new technologies; Failure of data management and governance; Epidemics or pandemics; Unsuccessful in managing exposure to climate risk; Unidentified or unanticipated risk events; Aegon’s information technology systems may not be resilient against constantly evolving threats; Computer system failure or security breach; Breach of data privacy or security obligations; Inaccuracies in econometric, financial, or actuarial models, or differing interpretations of underlying methodologies; Inaccurate, incomplete or unsuccessful quantitative

Annual Report on Form 20-F 2024 | 481

About Aegon Governance and risk management Financial information Sustainability information models, algorithms or calculations; Issues with third-party providers, including events such as bankruptcy, disruption of services, poor performance, non-performance, or standards of service level agreements not being upheld; Inability to attract and retain personnel;

•	Political, regulatory, and supervisory risks - Requirement to increase technical provisions and/or hold higher amounts of regulatory capital as a result of changes in the regulatory environment or changes in rating agency analysis; Political or other instability in a country or geographic region; Changes in accounting standards; Inability of Aegon’s subsidiaries to pay dividends to Aegon Ltd.; Risks of application of intervention measures;
•	Legal and compliance risks - Unfavorable outcomes of legal and arbitration proceedings and regulatory investigations and actions; Changes in government regulations in the jurisdictions in which Aegon operates; Increased attention to sustainability matters and evolving sustainability standards and requirements; Tax risks; Difficulty to effect service of process or to enforce judgments against Aegon in the United States; Inability to manage risks associated with the reform and replacement of benchmark rates; Inability to protect intellectual property;
•	Risks relating to Aegon’s common shares - Volatility of Aegon’s share price; Offering of additional common shares in the future; Significant influence of Vereniging Aegon over Aegon’s corporate actions; Currency fluctuations; Influence of Perpetual Contingent Convertible Securities over the market price for Aegon’s common shares.

Additionally, Aegon provides some information in this report that is informed by various stakeholder expectations, non- US regulatory requirements, and third-party frameworks. Such information, whether provided here or in Aegon’s other disclosures (including website materials), is not necessarily material for SEC reporting purposes.

Even in instances where we use “material”, this should not in all instances be deemed to refer to materiality for purposes of our U.S. federal securities filings, as there are various definitions of materiality used by different stakeholders, including but not limited to a more expansive “double materiality” standard pursuant to the European Sustainability Reporting Standards that has informed much of our sustainability disclosure. Similarly, while we leverage various frameworks in our disclosures, we cannot guarantee, and language such as “align” or “follow” is not meant to imply, complete alignment with these requirements.

We similarly cannot guarantee complete alignment with any stakeholder's interpretation or preference for the measurement or presentation of sustainability or other information in this report. Expectations, as well as our own approach, continue to evolve and may change for a variety of reasons, including regulatory or business requirements or other factors that may not be in our control. Similarly, certain disclosures are based on hypothetical scenarios which may not be reflective of expectations or future events; such scenarios are subject to inherent uncertainty given the long time frames and breadth of variables involved. As a final note, documents and website references included herein are provided solely for convenience and are not incorporated by reference absent express language to the contrary.

482 |	Annual Report on Form 20-F 2024

Contact

Contact

Head office

Aegon Ltd.

Aegonplein 50

2591 TV The Hague

The Netherlands

www.aegon.com

Investor relations

E-mail: ir@aegon.com

Media relations

E-mail: gcc@aegon.com

Agent for service in the United States of America

Andrew S. Williams

E-mail: Andrew.S.Williams@transamerica.com

Colophon

Consultancy and design: DartDesign, Amsterdam (NL)

Editing and production: Aegon Corporate Communications (NL)

Typesetting: DartDesign, Amsterdam (NL)

Annual Report on Form 20-F 2024 | 483

About Aegon Governance and risk management Financial information Sustainability information

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

Aegon announce material financial information to Aegon’s investors using Aegon’s Investors website https://aegon.com/investors/, SEC filings, press releases, public conference calls, and webcasts.

Aegon use these channels, as well as social media, to communicate with the users and the public about Aegon’s company, Aegon’s businesses, and other issues. It is possible that the information Aegon post on these channels could be deemed to be material information. Therefore, Aegon encourage investors, the media, and others interested in Aegon to review the information Aegon posts on the channels listed on Aegon’s Investors website. Information contained on Aegon’s website is not part of this Annual Report or any other filings Aegon makes with the SEC.

484 |	Annual Report on Form 20-F 2024

Exhibits

Exhibits

Index to Exhibits

1.1	Company’s Memorandum of Continuance (1)

1.2	Bye-Laws

2.1	Any instruments defining the rights of long-term debt holders. None of our instruments relating to long-term debt has total amount of securities authorized thereunder that exceed 10% of our consolidated total assets. Pursuant to the requirement of this item, we agree to furnish to the SEC upon request a copy of any instrument defining the rights of holders of long-term debt of us or of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

2.2	Description of securities (2)

4.1	1983 Amended Merger Agreement (3)

4.2	Voting Rights Agreement (4)

4.3*	Transamerica 401(k) Retirement Savings Plan (5)

4.4***	Business Combination Agreement (BCA); Agreement between Aegon Europe Holding B.V. and Aegon N.V. and ASR Nederland N.V., dated October 26, 2022, relating to the combination of ASR Nederland N.V. and Aegon Nederland N.V. (6)

8	List of Subsidiaries of Aegon Ltd. - Incorporation by reference to Note 43 of this Annual Report

11	Insider dealing policy

12.1	Certification of the Chief Executive Officer pursuant to Rule 13A-14 or 15D-14 of the Securities Exchange Act of 1934

12.2	Certification of the Chief Financial Officer pursuant to Rule 13A-14 or 15D-14 of the Securities Exchange Act of 1934

13**	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

15.1	Consent of independent registered public accounting firm

15.2	Consent of predecessor auditors

97	Extended clawback policy (7)

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Schema Linkbase Document

101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Labels Linkbase Document

101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

(1)	Incorporated by reference to Exhibit 1.1 to Form 20-F 2023 filed with the SEC on April 04, 2024.

(2)	Incorporated by reference to Exhibit 2.2 to Form 20-F 2023 filed with the SEC on April 04, 2024.

(3)	Incorporated by reference to Exhibit 4.1 to Form 20-F 2013 filed with the SEC on March 21, 2014.

(4)	Incorporated by reference to Exhibit 4.2 to Form 20-F 2013 filed with the SEC on March 21, 2014.

(5)	Incorporated by reference to Exhibit 10.1 and 10.2 to Registration Statement on Form S-8 POS (No. 333-238186) filed with the SEC on October 02, 2023.

(6)	Incorporated by reference to Exhibit 4.4 to Form 20-F 2022 filed with the SEC on March 22, 2023.

(7)	Incorporated by reference to Exhibit 97 to Form 20-F 2023 filed with the SEC on April 04, 2024.

*	Indicates management contract or compensatory plan.
**	Furnished herewith.
***	Certain information in this agreement and its schedules has been omitted in accordance with the instructions as to Exhibits of Form 20-F, but will be furnished supplementary to the SEC upon request.

Annual Report on Form 20-F 2024 | 485

About Aegon Governance and risk management Financial information Sustainability information

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Aegon Ltd.

/s/ Duncan Russell

Duncan Russell

Chief Financial Officer

Date: March 26, 2025

486 |	Annual Report on Form 20-F 2024

aegon.com