Form 20-F/A
period 2024-12-31
AEGON LTD.
filed 2025-04-01
CIK 769218

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
-
FORM
20-F/A
(Amendment No. 1)
-
(Mark One)
☐
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR
☒
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR
☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to__________________
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
Duncan Russell
Chief Financial Officer
Aegon Ltd.
PO Box 85, 2501 CB The Hague, The Netherlands
+31-70-3447305
Duncan.Russell@aegon.com
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares, par value EUR 0.12 per share	AEG	New York Stock Exchange

5.500% Fixed-to-Floating Rate	AG48	New York Stock Exchange
Subordinated Notes due 2048

5.100% Subordinated Notes due 2049	AEFC	New York Stock Exchange
issued by Aegon Funding Company LLC
Securities registered or to be registered pursuant to Section 12(g) of the Act.
Not applicable
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,652,797,432 common shares and 353,387,800 common shares B
Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
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
of Aegon Ltd. (“Aegon”) for the fiscal year ended December 31, 2024 filed on March 27, 2025 (the “2024 Form
20-F”)
is being filed to include the audited financial statements and related notes of ASR Nederland N.V. (“ASR”), and the audit report of KPMG Accountants N.V. relating thereto, as required by Rule
3-09
of Regulation
S-X
under the Securities Exchange Act of 1934, as amended.
Aegon owns less than 50%
non-controlling
interest in ASR and accounts for ASR using the equity method of accounting. ASR met the significant subsidiary test by virtue of the third condition set forth in Rule
1-02(w)(1)
of Regulation
S-X
for the year ended December 31, 2024.
This Amendment No. 1 consists of a cover page, this explanatory note, the signature page and the exhibits for (i) audited financial statements of ASR for the year ended December 31, 2024 prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, (ii) the consent of KPMG Accountants N.V., the independent auditors of ASR, (iii) certifications of the Chief Executive Officer and Chief Financial Officer of Aegon.
Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, revise, update, amend or restate the information presented in, or any exhibits to, the 2024 Form
20-F
or reflect any events that have occurred subsequent to the filing of the 2024 Form
20-F.

Description

12.3	Certification of Lard Friese pursuant to rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934	Filed herewith

12.4	Certification Duncan Russell pursuant to rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934	Filed herewith

15.3	Consent of KPMG Accountants N.V., the independent auditors of ASR	Filed herewith

99.1	Audited financial statements of ASR for the year ended December 31, 2024	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on Form 20-F on its behalf.

The Hague, the Netherlands, April 1, 2025

/s/ Duncan Russell

Duncan Russell

Chief Financial Officer
Aegon Ltd.

5