Form 20-F/A
period 2025-12-31
AEGON LTD.
filed 2026-04-01
CIK 769218

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
SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to__________________
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
1118 BH Schiphol
,
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

Table of Contents
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

Table of Contents
EXPLANATORY NOTE
This Amendment No. 1 (“Amendment No. 1”) to the Annual Report on Form
20-F
of Aegon Ltd. (“Aegon”) for the fiscal year ended December 31, 2025 filed on March 26, 2026 (the “2025 Form
20-F”)
is being filed to include the audited financial statements and related notes of ASR Nederland N.V. (“ASR”), and the audit report of KPMG Accountants N.V. relating thereto, as required by Rule 3-09 of Regulation S-X under
the Securities Exchange Act of 1934, as amended.
Aegon owns less than
50% non-controlling interest
in ASR and accounts for ASR using the equity method of accounting. ASR did not meet the significant subsidiary test for the year ended December 31, 2025, but met the significant subsidiary test for the year ended December 31, 2024. Accordingly, this Amendment No. 1 includes
ASR’s
audited financial statements and related notes for the year ended December 31, 2025, which include comparative financial information for the year ended December 31, 2024, together with the independent auditor’s report thereon.
This Amendment No. 1 consists of a cover page, this explanatory note, the signature page and the exhibits for (i) audited financial statements of ASR for the year ended December 31, 2025 prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, (ii) the consent of KPMG Accountants N.V., the independent auditors of ASR, (iii) certifications of the Chief Executive Officer and the Chief Financial Officer of Aegon.
Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, revise, update, amend or restate the information presented in, or any exhibits to, the 2025 Form
20-F
or reflect any events that have occurred subsequent to the filing of the 2025 Form
20-F.

Description

12.3	Certification of Lard Friese pursuant to rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934	Filed herewith

12.4	Certification Duncan Russell pursuant to rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934	Filed herewith

15.4	Consent of KPMG Accountants N.V., the independent auditors of ASR	Filed herewith

99.2	Audited financial statements of ASR for the year ended December 31, 2025	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on Form 20-F on its behalf.

Schiphol, the Netherlands, April 1, 2026

/s/ Duncan Russell

Duncan Russell

Chief Financial Officer

Aegon Ltd.

5